Form 20-F
period 2017-12-31
British American Tobacco p.l.c.
filed 2018-03-15
CIK 1303523

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number 001-38159

British American Tobacco p.l.c.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

(Address of principal executive offices)

Paul McCrory, Company Secretary

Tel: +44 (0)20 7845 1000

Fax: +44 (0)20 7240 0555

Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares (evidenced by American Depositary Receipts) each representing one Ordinary Share	New York Stock Exchange

Ordinary Shares, nominal value 25 pence per share	New York Stock Exchange*

*	Application made for registration purposes only, not for trading, and only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,456,278,414 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item  18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Transforming

Tobacco

Annual Report and Form 20-F 2017

Contents

Strategic Report

British American Tobacco p.l.c. (No. 3407696) Annual Report 2017

This document constitutes the Annual Report and Accounts of British American Tobacco p.l.c. (the Company) and the British American Tobacco Group prepared in accordance with UK requirements and the Annual Report on Form 20-F prepared in accordance with the US Securities Exchange Act of 1934 (the Exchange Act) for the year ended 31 December 2017. Moreover, the information in this document may be updated or supplemented only for purposes of the Annual Report on Form 20-F at the time of filing with the SEC or later amended if necessary. Any such updates, supplements or amendments will also be denoted with a ‘»’ symbol. Insofar as this document constitutes the Annual Report and Accounts, it has been drawn up and is presented in accordance with, and reliance upon, applicable English company law and the liabilities of the Directors in connection with this report shall be subject to the limitations and restrictions provided by such law.

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and certain additional information. Our Strategic Report, pages 1 to 54, includes our vision and strategy, global market overview, business model, global performance, as well as our financial performance and principal group risk factors. The Strategic Report has been approved by the Board of Directors and signed on its behalf by Paul McCrory, Company Secretary. Our Governance Report, pages 55 to 99 contains detailed corporate governance information, our Committee reports and responsibility of Directors. The Directors’ Report on pages 55 to 72 (the Governance pages) and 215 to 262 (the Additional Disclosure and Shareholder Information pages) has been approved by the Board of Directors and signed on its behalf by Paul McCrory, Company Secretary. Our Financial Statements and Notes are on pages 100 to 198. The Other Information section commences on page 215.

This document provides alternative performance measures (APMs) which are not defined or specified under the requirements of International Financial Reporting Standards (IFRS). We believe these APMs provide readers with important additional information on our business. This year, we have included a Non-GAAP measures section on pages 218 to 222 which provides a comprehensive list of the APMs that we use, an explanation of how they are calculated, why we use them and a reconciliation to the most directly comparable IFRS measure where relevant.

BAT has shares listed on the London Stock Exchange (BATS) and the Johannesburg Stock Exchange (BTI), and, as American Depositary Shares (ADSs), on the New York Stock Exchange (BTI).

The Annual Report is published on www.bat.com. A printed copy is mailed to shareholders on the UK main register who have elected to receive it. Otherwise, shareholders are notified that the Annual Report is available on the website and will, at the time of that notification, receive a short Performance Summary (which sets out an overview of the Group’s performance, headline facts and figures and key dates in the Company’s financial calendar) and Proxy Form.

Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register.

References in this publication to ‘British American Tobacco’, ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. and when denoting tobacco business activity refer to British American Tobacco Group operating companies, collectively or individually as the case may be.

The material in this Annual Report is provided for the purpose of giving information about the Company to investors only and is not intended for general consumers. The Company, its directors, employees, agents or advisers do not accept or assume responsibility to any other person to whom this material is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. The material in this Annual Report is not provided for product advertising, promotional or marketing purposes. This material does not constitute and should not be construed as constituting an offer to sell, or a solicitation of an offer to buy, any of our products. Our products are sold only in compliance with the laws of the particular jurisdictions in which they are sold.

References in this document to information on websites, including the web addresses of BAT and Reynolds American Inc. (Reynolds American or RAI), have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of the Annual Report and Form 20-F.

Cautionary statement

This document contains forward-looking statements. For our full cautionary statement, please see page 239.

www.bat.com/reporting www.bat.com/investors BAT IR app

Overview	Strategic Report	Governance	Financial Statements	Other Information

British American Tobacco (BAT) is one of the world’s leading consumer goods companies, with brands sold around the globe. We employ over 55,000 people globally, partner with over 90,000 farmers and have factories in 42 countries, with offices in even more.
Transforming Tobacco

At BAT, we have been satisfying consumers, delivering shareholder value and creating valued employment for over a century.

However, we are entering the most dynamic period of change our industry has ever encountered.

An unprecedented confluence of technology, societal change and public health awareness has created a unique opportunity: the opportunity to make a substantial leap forward in our long-held ambition to provide our consumers with lower risk tobacco and nicotine choices.

Our acquisition of Reynolds American Inc. (Reynolds American or RAI), which has transformed both the scale and geographic reach of our business and our portfolio of potentially reduced-risk products, now positions us perfectly to capitalise on this ambition.

We call this ambition ‘transforming tobacco’ and we are fully committed to leading this transformation.

BAT Annual Report and Form 20-F 2017	01

Overview

The advent of new and better consumer technologies meant that, in 2012, we articulated a new vision – to be the best at satisfying consumer moments in “tobacco and beyond” – with consumers right at the centre of our strategy.

We were clear then, as we are now, that we would build our business based on outstanding products, informed consumer choice and a drive towards a reduced-risk portfolio. More choice, more innovation, less risk.

Leading change to shape the future

It is widely accepted that most of the harm associated with tobacco is caused by inhaling the smoke produced by the combustion of tobacco. That is why we are dedicated to the development and sale of a range of potentially reduced-risk products that provide the enjoyment of smoking without burning tobacco.

These potentially reduced-risk products include Next Generation Products (NGPs), comprising vapour and tobacco heating products (THPs), as well as oral tobacco and nicotine products such as snus and moist snuff.

Since 2012, together with Reynolds American, we have invested approximately US$2.5 billion in the growth of our range of NGPs. We have also significantly increased the size of our existing oral tobacco business with the addition of more snus and moist snuff brands in the US.

Our commitment to leading and accelerating this transformation is also demonstrated by the changes we are making in how we run our business – including our NGP activities being integrated into the heart of the Company across all functions and across all geographies.

02	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

While we cannot be certain whether all smokers will switch to potentially reduced-risk products, we are committed to making a range of high-quality, innovative products as widely available as practicable to address the varied preferences of our consumers.

We believe that by doing this, and working with regulators to establish supportive regulatory regimes, many millions of smokers will increasingly make the choice to switch.

...supported by proactive external engagement
This transformation is larger than just BAT. Lasting change will only be achieved by a combination of the commitment and product investment from companies like BAT and the support of regulators through the establishment of sensible regulation promoting a spectrum of potentially reduced-risk products.

We also need the objective and balanced support of public health bodies, politicians, media and academics in driving informed choice and consumer trust.

If we can all work successfully together we can drive a triple win. Our consumers will have a range of potentially safer choices; society could benefit from real progress in tobacco harm reduction; and our shareholders will own an even more sustainable and profitable business.

BAT Annual Report and Form 20-F 2017	03

Overview

The investments that we have made are now delivering real, tangible results. Thanks to our commitment, we are now able to provide an unrivalled suite of potentially less harmful products that can address the many and varied preferences of today’s more demanding consumers.
Inspiring products

Today, we have industry-leading products in vapour; in tobacco heating products; in oral tobacco (including snus and moist snuff); and in our tobacco-free nicotine pouches. This is just a beginning. We aim for far more.

These smokeless products offer genuine choices to consumers searching for alternatives to traditional cigarettes.

This investment has been driven by our firmly held belief that our consumers are not all the same and so will need a range of different products to meet their varied and constantly evolving preferences.

However, this is just the start. To lead this transformation we must win the technology race, so our R&D investment, led by hundreds of scientists across the world, is predominantly focused on developing our pipeline of potentially reduced-risk products.

04	BAT Annual Report and Form 20-F 2017

Strategic Report
Governance
atements
Other Information

...that meet evolving **consumer preferences**

KENT
glo

iFUSE

BAT Annual Report and Form 20-F 2017	05

Overview

All of the progress we have made to date gives us confidence to set clear ambitions for our future.

By the end of 2018 our objective is to generate over £1 billion revenue from NGPs and by 2022 to have increased that figure fivefold to £5 billion.

Taken together with the growing revenue from our oral tobacco business, we fully expect that by 2030 a very significant percentage of Group revenue will be generated by our suite of potentially reduced-risk products.

This is only

the beginning

£1bn

In 2018, our aim is to double our NGP revenue to £1 billion.

£5bn

By 2022, our aim is to deliver £5 billion in NGP revenue.

These aims will not be easy to reach, but, with a combination of commitment and investment, we believe they are achievable.

However, even with these ambitious objectives, it is clear that conventional cigarettes will remain a key part of our business for many years to come and will continue to provide a vital source of investment for our NGPs.

We often get asked why we don’t just stop selling cigarettes? In short, we don’t believe this would be commercially sensible or practical: the ongoing consumer demand for these products would either transfer straight to our competitors or, more worryingly, the black market and in many markets there are still real regulatory obstacles to launching NGPs.

That is why alongside our commitment to the transformation of our business, we also remain fully committed to our combustible tobacco business during this transformation.

06	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Chairman’s introduction

“During what has been a landmark year in the history of the Group, we have continued to deliver for shareholders” Richard Burrows Chairman

A strong set of results

Welcome to our combined Annual Report and Form 20-F for 2017. During what has been a landmark year in the history of the Group, we have continued to deliver for shareholders and I am very pleased to report a strong set of results, with market share, revenue and profit all growing.

In a year when the Group became truly global following the acquisition of Reynolds American, we are now in an even better position to shape the future of our industry during a period of profound change which can deliver benefits for consumers, society and investors alike.

Acquisition of Reynolds American

The deal to acquire Reynolds American not only creates a stronger, global tobacco and Next Generation Products business, committed to delivering sustained long-term profit growth and returns, it also enables us to leverage the complementary skills from our new, enlarged workforce. The Group now has a balanced presence across emerging markets and developed markets, including the attractive US market.

We are committed to transforming tobacco by using our enhanced resources following the acquisition to deliver even greater choice for our adult consumers – across the combustible portfolio as well as those potentially reduced-risk products like vapour, heated and oral tobacco.

Additionally, increased access to a significant proportion of Group cash flows provides further support to the Company’s continued commitment to a dividend payout ratio of at least 65%. We will also retain a strong financial profile, with the Group targeting a solid investment grade credit rating through progressive deleveraging.

Quarterly dividends

The dividend in respect of 2017 is 195.2p, being an increase over 2016 of 15.2% (2016: 169.4p).

As announced in April 2017, the Group has moved to quarterly dividends with effect from 1 January 2018. In order to effect the transition to quarterly dividends, we committed to ensuring shareholders would receive an equivalent cash amount in 2018 under the quarterly dividend approach as they would have done under the previous methodology.

As part of this process, a second interim dividend of 43.6p (equivalent to 25% of the cash dividend paid in 2017) was declared in December 2017 and paid in February 2018. The Board has declared an interim dividend of 195.2p per ordinary share, payable in four equal dividend payments of 48.8p per ordinary share, to shareholders registered on the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates. The dividends receivable by ADS holders in US dollars will be calculated based on the exchange rate on the applicable payment dates.

Further information on dividends can be found on page 37 of the Financial Review and page 241 in the Shareholder information section.

Board changes

We were very pleased to welcome Lionel Nowell, III, Holly Keller Koeppel and Luc Jobin who joined our Board as Non-Executive Directors from Reynolds American and I look forward to the insights that they will provide to the Board.

I would like to thank Ann Godbehere and Dr Pedro Malan, who will be retiring from the Board at the conclusion of the forthcoming AGM on 25 April 2018. Ms Godbehere has served as a Non-Executive Director since October 2011 and Dr Malan has served as a Non-Executive Director since February 2015.

Our approach to governance

Good governance has long been a key priority for the Group. Continuing to meet all our obligations under the various frameworks with which we are bound by is not only about compliance with the law, but also about ensuring that the Group is delivering results with integrity.

With the Reynolds American acquisition now complete, not only are we a stronger business, but we are also subject to further requirements under US law. Whether through increased reporting transparency under the Sarbanes-Oxley Act, or through the Foreign Corrupt Practices Act, we have new legislation with which we have to comply.

As a result of these new requirements, our Annual Report encompasses our obligations under the UK (as required by the Companies Act, the FCA Handbook, the Financial Reporting Council and London Stock Exchange Rules), South Africa (as required by the Johannesburg Stock Exchange) and US (as required by US securities laws, the Securities and Exchange Commission rules and the New York Stock Exchange) regulations. All of these requirements have been brought into this consolidated Annual Report and Form 20-F.

Outlook

This is a very exciting time for the tobacco and nicotine industry, and for the Group in particular. The advent of new, potentially reduced-risk products that can satisfy consumers means there are new growth opportunities for the business.

While challenging conditions persist, the Group’s approach of placing the consumer at the centre of its strategy, along with a multi-category portfolio of products designed to address their varying preferences, ensures that our business is in an even stronger position to deliver long-term, sustainable growth.

Richard Burrows

Chairman

BAT Annual Report and Form 20-F 2017	07

Overview

Our strategic framework

for transforming tobacco

Our strategy remains as relevant today to drive our transforming tobacco ambition as it was when it was first rolled out in 2012. It enables us to deliver growth today while driving the investment required to deliver our transformational agenda.

Our vision remains clear: while combustible tobacco products will remain at the core of our business for some time to come, we understand that long-term sustainability will be delivered by our transforming tobacco ambition.

08	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Our vision

World’s best at satisfying

consumer moments in

tobacco and beyond.

Our consumers are at the core of everything we do and our success depends on addressing their preferences, concerns and behaviours.

We know that these are fragmenting and evolving at an unprecedented pace, and consequently, we are focusing on providing a range of tobacco and nicotine products across the risk spectrum. In addition, we are clear that to win in this space we need to understand our consumers’ preferences and further invest in a pipeline of ever evolving innovations.

Our mission

Delivering our commitments

to society, while championing

informed consumer choice.

We have long known that, as a major international business, we have a responsibility to address societal issues with our tobacco products, and that, as our business continues to grow, so does our influence and the responsibility that comes with it.

We are also clear that we have a duty to our shareholders to ensure we continue to deliver today and invest for a sustainable future and to our consumers to provide, in addition to our combustible products, a range of potentially reduced-risk products such as NGPs and oral tobacco products.

Our transforming tobacco ambition, with its core objective of providing consumers with more choice, more innovation and less risk will allow us to: satisfy these consumers; address societal concerns at large through the growth of multiple categories of potentially reduced-risk tobacco and nicotine products; and provide a sustainable, profitable future for our shareholders.

Strategic focus areas

Our four key focus areas remain fundamental to our strategy as we focus on our transforming tobacco ambition.

Growth	page 20

Constantly developing our portfolio of potentially reduced-risk products and new technologies while continuing to drive revenue growth from our traditional combustible products.
Productivity	page 23

Effectively deploying resources between product categories and managing our cost base to release funds for investment.
Winning organisation	page 25

Ensuring we have great people with the right skill sets in the right teams to drive the transformation of our business.
Sustainability	page 27

Ensuring a sustainable business that meets the expectations of all our various stakeholders.
Read about our industry	page 15

Guiding Principles

Our Guiding Principles provide clarity about what we stand for.

They form the core of our culture and guide how we deliver our strategy.

Enterprising

spirit

We value enterprise from all of our employees across the world, giving us a great breadth of ideas and viewpoints to enhance the way we do business. We have the confidence to passionately pursue growth and new opportunities while accepting the considered entrepreneurial risk that comes with it. We are bold and strive to overcome challenges. This is the cornerstone of our success.

Freedom through

responsibility

We give our people the freedom to operate in their local environment, providing them with the benefits of our scale but also the ability to succeed locally. We always strive to do the right thing, exercising our responsibility to society and other stakeholders. We use our freedom to take decisions and act in the best interest of consumers.

Open

minded

Our corporate culture is a great strength of the business and one of the reasons we have been, and will continue to be, successful. We are forward-looking and anticipate consumer preferences, winning with innovative, high-quality products. We listen to, and genuinely consider, other perspectives and changing social expectations. We are open to new ways of doing things.

Strength from

diversity

Our management population comprises people from over 140 nations, giving us unique insights into local markets and enhancing our ability to compete across the world. We respect and celebrate each other’s differences and enjoy working together. We harness diversity – of our people, cultures, viewpoints, brands, markets and ideas – to strengthen our business. We value what makes each of us unique.

BAT Annual Report and Form 20-F 2017	09

Overview

Our year in numbers

Our progress: The Group delivered another year of growth across our key metrics.

Group cigarette (and tobacco heating

products – THP) volume

Group market share of key markets

Global Drive Brands (GDBs)
cigarette and THP volume

GDB overall market share (ex US) growth

Global Drive and Key Strategic Brands
(GDSBs) total cigarettes and THP volume

Revenue (£m) Change in adjusted[2] revenue at constant rates[1] (%) Total dividends per share (p)

Profit from operations

(£m)

Change in adjusted[2] profit from
operations at constant rates[1] (%)

Total shareholder return (TSR) of the
FMCG group – 1 January 2015
to 31 December 2017 (%)

The FMCG group comparison is based on three months’ average values

10	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Notes: To supplement our results of operations presented in accordance with IFRS, the information presented also includes several non-GAAP measures used by management to monitor the Group’s performance. See the section Non-GAAP Measures beginning on page 218 for information on these non-GAAP measures, including their definitions and reconciliations to the most directly comparable IFRS measure, where applicable. Certain of our measures are presented based on constant rates of exchange, on an adjusted basis and on an organic basis.

1.	Where measures are presented ‘at constant rates’, the measures are calculated based on a retranslation, at the prior year’s exchange rates, of the current year results of the Group and, where applicable, its segments. See pages 41 and 224 for the major foreign exchange rates used for Group reporting.

2.	Where measures are presented as ‘adjusted’, they are presented before the impact of adjusting items. Adjusting items represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence.

3.	Where measures are presented as ‘organic’ or ‘org’, they are presented before the impact of the contribution of businesses acquired during 2017, including Reynolds American, Bulgartabac, Winnington and Fabrika Duhana Sarajevo.

Diluted earnings per share (EPS) (p)	Net cash generated from operating activities (£m)	Operating margin (%)

Change in adjusted[2] diluted EPS (%)		Adjusted[2] operating margin (%)

Change in adjusted[2] diluted EPS at constant rates[1] (%)	Cash conversion (%)

BAT Annual Report and Form 20-F 2017	11

Strategic Management

Chief Executive’s review

“Following our acquisition of RAI, and the progress we are making with NGPs, we can now accelerate our ambition to transform tobacco”
Nicandro Durante
Chief Executive

12	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Leading the industry

The Group delivered another set of strong financial results in 2017, despite a challenging trading environment. Following the transformational deal in July 2017, these results benefit from the acquisition of Reynolds American Inc. (RAI) while also demonstrating the strength of the organic business.

The Group has delivered outstanding returns to shareholders for many years. We recognise that the tobacco and nicotine industry has entered a dynamic period of change. Increased public health awareness, new societal attitudes and rapid developments in new technologies have all combined to create a unique opportunity to accelerate the delivery of our long-held ambition to provide our consumers with less risky tobacco and nicotine choices.

Since 2012, together with RAI, we have invested approximately US$2.5 billion in the growth of our Next Generation Product (NGP) business – comprising vapour and tobacco heating products (THPs). Following the acquisition of RAI, not only have we become the world’s leading vapour company, we have also significantly increased the size of our existing oral tobacco and nicotine business with the addition of leading snus and moist snuff brands in the US. Collectively, we refer to these products as our potentially reduced-risk products.

Our investments are now coming to fruition and, recognising that not all consumers are the same, we now have an unrivalled range of exciting and innovative products across the potentially reduced-risk categories – including, vapour, THPs, oral tobacco, tobacco-free nicotine pouches and moist snuff. With the increased size and scale coming from RAI, we are clear leaders in the potentially reduced-risk product space and we are confident of leading the NGP category. This year we generated NGP revenue of £397 million. On a full year basis, including the contribution from RAI, this would have been approximately £500 million and we expect this to double in 2018 to £1 billion, rising to more than £5 billion in 2022.

New Strategic Portfolio of brands

In light of the evolution of the business, with the addition of leading brands in the US, as well as the growing importance and progress of our potentially reduced-risk products, we have taken the opportunity to establish a new portfolio of priority brands – which we will in future refer to as our Strategic Portfolio.

This Strategic Portfolio comprises our existing GDBs, combined with RAI’s Strategic Brands (Camel, Newport and Natural American Spirit). Also included is our portfolio of potentially reduced-risk products, including our key oral tobacco brands and NGP brands in vapour and THP. Further details can be found on pages 16 and 17.

From 2018, the Group will introduce a new metric called Revenue Growth of our Strategic Portfolio, replacing the Global Drive Brand (GDB) & Key Strategic Brand (KSB) volume growth metric. To provide the comparator against which 2018 will be measured, Revenue of our Strategic Portfolio in 2017 would have been £16,711 million assuming we had consolidated RAI for a full 12 months and after recognising the impact of implementing the new accounting requirements of IFRS 15.

Strong results across our portfolio of products

Notwithstanding the good progress we are making with our potentially reduced-risk products, combustible cigarette products remain at the core of our business – delivering growth today and providing the funds required for investing in the future. I am therefore pleased that 2017 saw the Group yet again deliver another good performance.

The Group’s cigarette market share in its Key Markets continued to grow strongly (up 40 bps). This was powered by another excellent performance by our GDBs, which grew 110 bps (ex US) and now account for more than 50% of Group cigarette and THP volume outside the US. Over the year, market share in the US also grew strongly and was up 20 bps, with the RAI Strategic Brands growing 40 bps.

Total Group cigarette and THP volume grew 3.2% to 686 billion, or on an organic basis fell 2.6%, outperforming the industry, which was estimated to have declined by around 3.5%.

In 2017, we also made excellent progress with our NGP business. Our flagship THP, glo, first launched in Japan in December 2016, reached 3.6% market share by the end of 2017 – having been rolled out nationally from October 2017. Since then, 50% of the overall category growth in Japan has been from glo – demonstrating its strong consumer appeal in a very short period. Good initial progress is also being made in our other launch markets of South Korea, Russia, Canada, Romania and Switzerland.

In the vapour category, Vype is now present in nine markets and we remain the market leader in the UK, with Vype and Ten Motives combined delivering around 40% share of measured retail in December 2017. We also lead the vapour category in Poland. In the US, the Vuse range of products continues to have a significant presence in the market. We see the rapidly developing vapour category, as a whole, contributing significantly to our long-term growth ambitions in NGPs.

The Group’s financial performance was positively impacted by the accounting for the acquisition of RAI and the subsequent US tax reforms. These drove diluted earnings per share up by over 600% to 1,830.0p.

However, while trading conditions remain challenging in a number of markets, including ad hoc excise increases and increasing illicit consumption, 2017 again saw the Group deliver on its high single-digit earnings growth commitment on an adjusted basis, increasing adjusted diluted earnings per share by 14.9% to 284.4p, or 9.9% at constant rates of exchange.

Group structural changes

Having the right organisational structure will set us up for continued long-term success as a truly global multi-category business, with NGPs embedded at the core.

With the NGP business set for significant expansion and growth, we decided to integrate it into our existing geographic structure. This has enabled us to begin fully leveraging the scale and expertise of the whole Group to drive growth in an area that is fast becoming a key part of our core business.

In order to address the key opportunities and challenges we face going forward, we recognised the need to ensure the combustible business operates even more efficiently than ever before. To achieve this, we created three new regions – Americas and Sub-Saharan Africa; Europe and North Africa; and Asia-Pacific and Middle East – in place of the previous four. The creation of these three new regions has simplified the existing structure by rationalising the complexity and scale of existing direct reporting business units (DRBUs) and has pushed decision making further down the organisation by creating fewer, larger DRBUs. These changes took effect from 1 January 2018 and the revised regional structure will therefore form the basis of our reporting going forward.

To facilitate these changes, we created the new role of Chief Operating Officer for the International business – reporting directly to me and managing our global business outside the US. The President and CEO of RAI also reports directly to me and leads our business in the US – reflecting its scale and the importance of ensuring a smooth integration that does not impact ongoing business delivery.

Confidence in future growth

The Group’s results in 2017 are testament to our commitment to delivering strong results for shareholders whilst at the same time investing substantially in the long-term future of the business. Following our acquisition of RAI, and the progress we are making with NGPs, we can now accelerate our ambition to transform tobacco. With the right people, products and strategy we are ideally positioned to deliver greater choice for our consumers, potential benefits for society as a whole and long-term sustainable value for shareholders.

Nicandro Durante

Chief Executive

BAT Annual Report and Form 20-F 2017	13

Strategic Management

Finance Director’s overview

“These financial results illustrate the ongoing strength of the Group – delivering against the financial objectives whilst Investing for the changing environment” Ben Stevens Finance Director

Another set of good financial results

The Group delivered another set of good financial results in 2017. Whilst the results are dominated by the inclusion of RAI as a wholly owned subsidiary since the acquisition date of 25 July 2017, the Group continued to perform well on an organic basis.

The Group’s results continued to benefit from the weakness in sterling which, due to the Group’s operating results being predominantly delivered in local currency and converted to sterling for reporting purposes, acted as a tailwind of 4%.

Increased revenue and profit from operations

Revenue grew by 37.6%, or by 2.9% excluding the impact of acquisitions and excise on bought-in goods, and on a constant currency basis. This was driven by pricing and the growth of NGPs, notably in Asia Pacific, more than offsetting a decline in organic volume.

Profit from operations was up 39.1%, as the inclusion of RAI and growth in revenue more than offset the marketing investment in NGPs, the amortisation of acquired brands and costs incurred as part of the Group’s restructuring programme.

Adjusted profit from operations on a constant currency, organic basis was up 3.7%.

A full reconciliation of our results under IFRS to adjusted revenue and adjusted profit from operations is provided on pages 218 and 219.

All regions performed well (as described on pages 42 to 47) on a constant rate basis, in challenging conditions. Asia Pacific delivered an increase in adjusted profit from operations whilst supporting the roll-out of NGPs in Japan and South Korea.

In Americas, adjusted profit from operations was up as growth in Canada, Chile and Mexico more than offset the continued economic challenges in Brazil. Transactional foreign exchange headwinds and difficult trading in Russia, GCC and South Africa led to adjusted profit from operations in EEMEA being marginally lower than prior year. In Western Europe, adjusted profit from operations was up driven by Romania and Germany.

Operating margin increasing,

with net finance costs and tax

impacted by the RAI transaction

Our operating margin increased by 270 bps, driven by the performance of the organic business and by RAI, which had a positive mix effect on margin, and partly due to the US$70 million synergies achieved by the year end. Organic adjusted operating margin increased by 40 bps.

Net finance costs grew as the Group incurred an increase in borrowings to support the acquisition of RAI. Our banking facilities require a gross interest cover of at least 4.5 times. In 2017 this was 7.8 times (2016: 12.2 times).

Due to the change in reporting of RAI as a wholly owned subsidiary following the acquisition, the Group recognised a deemed gain of £23,288 million on the deemed disposal of RAI as an associate. Our other material associate, ITC, continued to perform well.

Due to the impact of the deferred tax credit (£9.6 billion) arising from the US tax reforms, our tax charge was a net credit of £8,113 million, being a tax rate of 27.4% (credit) compared to 22.5% (charge) in 2016. This is also affected the inclusion of associates post-tax income, in our pre-tax profits. On an underlying basis, excluding such impacts and the affect of adjusting items, the tax rate was a charge of 29.7%, a marginal decrease on 2016 (29.8%).

Continuing strength

of cash flow generation

Net cash generated from operating activities grew by 16.0% to £5,347 million, largely due to the cash generated by RAI subsequent to the acquisition, the profit from operations earned in the period from the rest of the Group and a reduction in inventories. This more than offset an increase in receivables, reduction in trade and other payables, the payment of the 2017 liability related to the Master Settlement Agreement (MSA) in the United States and the final quarterly payments in relation to the Quebec Class Action.

Based upon net cash generated from operating activities, the Group’s cash conversion ratio decreased from 99% in 2016 to 83% in 2017.

Delivering in a period of change

These financial results illustrate the ongoing strength of the Group – delivering against the financial objectives whilst investing for the changing environment and managing the various challenges that working in a global business bring.

Ben Stevens

Finance Director

14	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Global market overview*

The advent and growth of potentially reduced-risk products, including Next Generation Products (NGPs) like vapour and tobacco heating products (THPs), combined with a mix of regulation and changing societal attitudes, has seen a gradual fall in the number of combustible cigarettes consumed over many years.

While more than one-fifth of the world’s adult population smokes, and most of them smoke traditional cigarettes, the global NGP market is set to more than double between 2016 and 2021, with different products set to lead this growth in different markets.

The global NGP market is predicted to more than double between 2016 and 2021, with growth coming from a diverse array of products.

The US remains one of the biggest NGP markets. However, the NGP market in Asia-Pacific is now growing at a rate of 65% thanks, in part, to the launch of a number of dynamic new products, with THPs emerging strongly in the region. For example, Japan has become the world’s most important THP market, and the Group estimates that, in 2018, THPs will already account for more than 20% of tobacco consumption there.

Vapour products are predicted to dominate in two regions: Western Europe and the US. These markets have already seen a strong and growing appetite for e-cigarettes, despite a fall in popularity for ‘cig-a-like’ style products.

Oral tobacco sales are growing in both Scandinavia (snus) and the US (snus and moist snuff).

NGP regulation – The NGP market (comprising vapour and THPs) is relatively nascent, and therefore regulation is also in its early stages. Globally, there is a mix of attitudes between regulators who aim to encourage NGPs as products that are potentially lower risk for smokers and those who view them with greater scepticism – including some countries where they are banned.

The UK is an example of what can happen with the support of regulators and public health bodies. Public Health England’s and the Royal College of Physicians’ major reports on the reduced risk of e-cigarettes – combined with a more liberal approach to regulation – are potential contributing factors to an increase in product uptake.

In the US, the Food and Drug Administration (FDA) Commissioner Scott Gottlieb made clear, in July 2017, that he wanted the FDA to strike an appropriate balance between regulation and encouraging the development of innovative products that may be less dangerous than cigarettes – potentially paving the way for greater acceptance of vapour products and THPs in the US and beyond.

As the income from traditional cigarette taxation falls over the longer term, there is a clear risk of increased taxation on NGPs that does not take into account their relative risks when compared with traditional cigarettes.

  see pages 48 to 54 to learn more about the Principal Group risk factors

Global combustible market

The most recent estimates for the global tobacco market (2016) indicate it is worth approximately US$760 billion (excluding China). More than US$680 billion of this comes from the sale of conventional cigarettes, with some 5,505 billion cigarettes consumed per year.

However, the Group estimates there has been a 3.5% fall in industry overall volume between 2017 and 2016. This is a trend which is predicted to continue as attitudes change; the sale of illicit cigarettes continues to rise; regulation increases further; and alternative, potentially reduced-risk tobacco and nicotine products continue to develop and become more consumer-acceptable.

Illicit tobacco – Cigarettes are a reliable source of tax revenue for governments worldwide. However, the increase in their price and broader macroeconomic pressures are leading to a growth in the illicit cigarette trade. The World Health Organization (WHO) estimates that 1 in every 10 cigarettes and tobacco products consumed globally is illicit, with the market supported by various players, ranging from individuals to organised criminal networks involved in arms and human trafficking.

It is generally accepted that there is a direct correlation between steep and ad hoc increases in tax and an increase in illicit sales. For example, the Australasia region is expected to see legal volumes decline substantially, following successive excise increases and illicit volumes increase.

However, the current relative punishments versus the profits for illegally selling tobacco products make them an appealing prospect for criminals.

Combustible regulation – Tobacco is one of the world’s most regulated and most taxed industries. Manufacturers are expected to comply with a swathe of regulations that are highly varied across markets.

Over the past decades, legislation and subsequent regulation has focused on the introduction of plain packaging, product specific regulation, graphic health warnings on packs, tougher restrictions on smoking in enclosed public places and bans on shops displaying tobacco products at the point of sale.

Litigation – Legal and regulatory court proceedings continue in a number of forms against the tobacco industry, with the most common being third-party reimbursement cases, class actions and individual lawsuits.

Special factors that led to product liability litigation in the US and Canada are not typically replicated in other countries, which is why large volume and high-value litigation has not generally spread to other parts of the globe.

The industry has a proven track record of defending its rights and managing risks such as these.

Global potentially reduced-risk products market

The global tobacco and nicotine market is increasingly diversifying beyond traditional combustible tobacco with the growth of NGPs as well as the oral tobacco and nicotine market (e.g., snus and moist snuff).

The latest global figures (2016) suggest the NGP market is worth an estimated US$12.3 billion, a 34% increase on the previous year, while the oral tobacco and nicotine market is worth an estimated US$12.5 billion – demonstrating how quickly the nascent NGP category has progressed against a more mature category.

* All data sources on this page are from Euromonitor International unless otherwise stated.

BAT Annual Report and Form 20-F 2017	15

Strategic Management

Our global business

British American Tobacco is a leading, multi-category consumer goods company that provides tobacco and nicotine products to millions of consumers around the world.

With market leadership in over 55 countries and cigarette factories in 42 we have genuine global reach. Our world-class portfolio of cigarette brands is complemented by our increasing range of potentially reduced-risk products. This includes our Next Generation Products, comprising our vapour and tobacco heating products, and our oral tobacco and nicotine products such as moist snuff and snus.

Following the acquisition of leading brands in the US, as well as the growing importance and progress of our potentially reduced-risk products, we have established a portfolio of priority brands – our Strategic Portfolio – to replace the Global Drive Brands (Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans).

Our geographic diversity	55+	45
BAT is a truly global consumer goods company with brands sold in over 200 markets. In 2017, we had strong market positions in each of our five regions*, outlined here.
	countries where we are market leader	cigarette factories in 42 countries

We have one principal associate company – ITC Ltd in India – and we also have a joint operation, CTBAT, with China National Tobacco Corporation.

*	As of 1 January 2018, the Group’s International regional structure (ex US) was reduced to three regions comprising: Americas and Sub-Saharan Africa; Europe and North Africa; and Asia-Pacific and Middle East.

16	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Our Strategic Portfolio, as set out below, reflects our priority to provide consumers with a range of potentially reduced-risk products while recognising the important role that our combustible brands play in delivering ongoing value for shareholders and the funds required to invest further in our Next Generation Products.

We also have many international and local cigarette brands which, although not part of our Strategic Portfolio, play an important role in delivering the Group’s strategy in a number of Key Markets.

BAT Annual Report and Form 20-F 2017	17

Strategic Management

Our business model

At the centre of our global business, operating in over 200 markets, is the manufacture and marketing of superior combustible tobacco products and potentially reduced-risk products – this includes our Next Generation Products (NGPs), comprising vapour and tobacco heating products (THPs), alongside oral tobacco and nicotine products such as moist snuff and snus.

Our sustainable approach to sourcing, production, distribution and marketing helps us to create value for a wide group of stakeholders, from farmers to consumers.

We use our unique strengths and employ our resources and relationships to deliver sustainable growth in earnings for our shareholders.

   For more information on the structure of the Group, see page 216.

18	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

BAT Annual Report and Form 20-F 2017	19

Strategic Management

Delivering our strategy

Growth

Our multi-category portfolio of brands continued

to deliver in 2017, driven by our Global Drive Brands

and Next Generation Products.

Highlights during the year

–  Group revenue grew by 37.6% at current rates of exchange.

–  Group market share in Key Markets up by over 40 bps.

–  Global Drive Brands’ cigarette volume grew 10.0% (+7.6% organic).

–  The Group established itself as the world’s leading tobacco and Next Generation Products business by revenue and profit.

Business performance

Group revenue, at current rates of exchange, was 37.6% higher than 2016, driven by the acquisition and subsequent consolidation of Reynolds American, pricing, growth of the Next Generation Product (NGP) portfolio and the continued relative weakness of sterling. At constant rates of exchange, adjusted (excluding excise on goods bought-in from third parties), organic revenue was up 2.9%.

Group cigarette and THP volume from subsidiaries was 686 billion, an increase of 3.2% against the previous year and a decline of 2.6% on an organic basis as volume growth in Bangladesh, Bulgaria, Nigeria and GCC was offset by declines in Pakistan, Russia, Ukraine and Brazil.

The Group’s cigarette and THP market share in its Key Markets continued to grow, up 40 basis points (bps). This was driven by another excellent performance by our Global Drive Brand (GDB) portfolio with volume up 7.6% on an organic basis and market share, outside the US, increasing 110 bps, driven by growth in Brazil, Pakistan, Turkey and Mexico. Volume growth of our GDBs, including Key Strategic Brands (together known as GDSBs) was up 17.2% or 7.5% on an organic basis.

The Group’s NGP portfolio contributed £397 million of revenue, at current rates of exchange, which includes the contribution from RAI Companies’ brands since the acquisition date. Including a full year’s revenue from RAI, in 2017, revenue from NGPs was approximately £500 million.

In 2018, we expect to generate over £1 billion in revenue from our NGPs, rising to more than £5 billion in 2022.

We expect the NGP business to break even by end 2018 and to deliver substantial profit by 2022.

Global Drive Brands

Our five leading brands GDBs – are Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans.

The Group’s market share has grown consistently over the last seven years, powered by our GDBs. They play a key role in our growth strategy and now account for over 50% of all the cigarettes and THPs we sell (ex US).

Dunhill: Overall market share was down 10 bps with volume lower by 5.9%, driven by the economic slowdown impacting consumers’ disposable income in Indonesia and continued down-trading in Malaysia and GCC, and industry contraction in South Korea.

Kent: Volume increased by 11.2%, with market share up 30 bps, driven by Japan, due to the success of glo, Turkey and Brazil, offsetting a decline in Iran.

Lucky Strike: Market share and volume grew by 20 bps and 12.2% respectively, with growth in Indonesia and Spain more than offsetting reductions in Argentina and Egypt.

Pall Mall: Market share grew 20 bps, with volume up 14.8%, or 6.4% on an organic basis, as growth in GCC, Nigeria and Poland more than offset Chile and Russia.

Rothmans: Volume increased 14.3%, with market share up 40 bps, driven by Russia, Poland, Nigeria and Colombia, offsetting lower volume in Kazakhstan and Egypt.

Revenue

(£m)

Change in adjusted revenue

at constant rates (%)

Global Drive Brands (GDBs)

cigarette volume and THP volume

Global Drive and Key Strategic Brands

(GDSBs) total cigarettes and THP volume

20	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Group market share of key markets

Total shareholder return (TSR) of the

FMCG group – 1 January 2015

to 31 December 2017 (%)

The FMCG group comparison is based

on three months’ average values

US cigarette brands

In the period since acquisition, RAI Companies’ cigarette volume in the US was 36 billion, outperforming the industry with total cigarette market share at 34.7%, up 20 bps on 2016.

Newport and Natural American Spirit continued to grow market share driven by the investment into the trade and, together, they are the fastest growing premium brands on the market. Camel market share increased due to the performance of the menthol range. Pall Mall market share was lower due to price competition in the value for money category.

Local and international

cigarette brands

We have many other international and local cigarette brands including Vogue, Viceroy, Kool, Peter Stuyvesant, Craven A, Benson & Hedges, John Player Gold Leaf, State Express 555 and Shuang Xi.

Although experiencing a slow overall decline, our local and international brands continue to play an important role in delivering the Group’s Strategy in several Key Markets, including Brazil, South Africa, Vietnam, Pakistan, Bangladesh and Japan.

Other international brands declined by 13.4%, as growth in State Express 555 and B&H was more than offset by lower volume from Craven A, Viceroy, Peter Stuyvesant, John Player Gold Leaf, and Vogue.

Combustible product

Innovations1

In addition to innovations in our NGP portfolio, innovations in our combustible tobacco portfolio remain an important part of our strategy to provide consumers with a range of exciting and differentiated products from which to choose.

Innovations volume grew by 11.6%, driven by the continued growth of tube filters and capsules which now account for 37% of our cigarette volume.

Potentially reduced-risk products

Potentially reduced-risk products is the term we use to define our Next Generation Product (NGP) business, comprising vapour and THPs, and our oral tobacco and nicotine business, including products such as snus and moist snuff.

We are seeking leadership of the entire category and have a suite of products to cater for consumers’ many and varying preferences.

In 2017, we further enhanced our range of potentially reduced-risk products with the acquisition of the e-cigarette brand ViP in the UK and Winnington, the maker of Epok, the market leading white snus product in Sweden.

Vapour products

Following the acquisition of Reynolds American we are now the world’s leading vapour company.

Outside of the US, the Group has market leadership in Poland and the UK, with the latter driven by the two fastest growing vapour brands in the market, Vype and Ten Motives. Vype is now present in nine markets (and in duty free via our Global Travel Retail business) and, while still immaterial in the context of the Group, our European vapour business grew with revenue up strongly against the same period last year.

In the US, the R.J. Reynolds Vapor Company – a Reynolds American operating company – was formed in 2012 and started selling Vuse digital vapour products in Colorado in June 2013 before expanding nationally in 2014. The Vuse range of products continues to have a significant presence in the market.

The Group has a range of products covering open and closed vapour systems, all designed to meet the emerging preferences of consumers. We also have a strong product pipeline in place to cater for changing preferences in this category.

1. Defined as any Group-manufactured cigarette containing non-standard features such as slims, capsules, Reloc or tubes.

In addition to revenue and the other measures discussed in this Annual Report and Form 20-F, BAT management focuses on volume as a key measure to evaluate performance. Volume is an unaudited operating measure and is calculated as the total global cigarette and THP volume of the Group’s brands sold by its subsidiaries. The Group believes that volume is a measure commonly used by analysts and investors in the industry. Accordingly, this information has been disclosed to permit a more complete analysis of the Group’s operating performance.

The Group also uses market share to evaluate its performance. The Group evaluates changes in its retail market share, or market share, in its key markets for tobacco products, based on the latest available data from a number of internal and external sources. Key markets consist of approximately 40 territories across all geographical segments, and represent approximately 80% of the Group’s global volume. Growth in these markets is largely driven by the Global Drive Brands. The Group also highlights drivers for change in specific markets (e.g., volume or market share). For Next Generation Products, the Group monitors its performance in select countries (e.g., UK, Germany, Italy) based upon category retail market share, based on the latest available data from a number of internal and external sources. In addition, the Group’s performance is affected by global pricing, which is impacted by discounts, terms of credit with customers, excise taxes and other competitive, market-driven and regulatory factors. In certain markets, the Group has experienced increases or decreases in average prices resulting from changes in product mix, also referred to as price mix. The Group believes that pricing and market share are measures commonly used by analysts and investors in the industry.

BAT Annual Report and Form 20-F 2017	21

Strategic Management

Delivering our strategy continued

Tobacco heating products

Our tobacco heating product (THP), glo, is present in six markets – Japan, South Korea, Russia, Romania, Canada and Switzerland – with additional launches planned for 2018.

Following the initial launch of glo in the Japanese city of Sendai in December 2016, we rolled the product out nationally in October 2017. We are already at 3.6% market share in Japan and our research shows that, in Tokyo, three out of four new consumers in the category are choosing glo over other products on the market.

We launched glo in the South Korean city of Seoul in August 2017 and subsequently expanded into three more cities – Busan, Daegu and Daejeon – with continuous market share growth being captured at national level. Encouraging progress is also being made in the other markets where glo is present and we have a number of market and new product launches planned for 2018 and beyond.

To support our on-going glo expansion plans, and to meet the increasing demand, investment in Neostik (our glo consumables) production capacity has taken place in South Korea and Russia.

Oral tobacco and nicotine products

In the US, American Snuff Company, LLC’s volume of moist snuff was 228 million cans in the period since the acquisition of Reynolds American. Total moist market share was up 100 bps on 2016 to 34.4%, primarily due to Grizzly, a leading US moist snuff brand, benefiting from its strength in the pouch and wintergreen categories, as well as the recent national expansion of its Dark Select style.

Change to performance measure

Revenue Growth from the Strategic Portfolio – effective 2018

The Group continuously assesses the performance metrics to ensure they remain relevant to reflect the Group’s short- and long-term delivery in line with the strategic vision. To that end, from 2018, the Group will introduce a new measure called Revenue Growth from the Strategic Portfolio, as part of the short-term incentive scheme. This will have a 30% weighting, with the Strategic Portfolio reflecting the focus of the Group’s investment activity, and defined as:

–	The GDBs (Kent, Dunhill, Lucky Strike, Pall Mall and Rothmans);

–	The three main brands from the US business (Camel, Newport and Natural American Spirit); and

–	Key brands within our potentially reduced-risk products portfolio.

The new metric will replace the Global Drive Brand (GDB) & Key Strategic Brand (KSB) volume growth metric. The volume share metric of key markets is retained with a weighting reduced from 20% to 10%.

In 2017, while not part of the Group’s KPIs, to provide the comparator against which 2018 will be measured, Revenue from the Strategic Portfolio was £16,711 million assuming we had owned RAI for the full 12 months and after the implementation of the new accounting requirements of IFRS 15.

22	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Productivity

We have continued our drive towards a more effective and efficient globally integrated organisation by leveraging global systems and new ways of working. This global integration ensures the lowest possible overheads, the most cost-effective and responsive supply chain and that productivity opportunities are fully exploited.

Highlights during the year

–  Record productivity savings delivered.

–  Opening of the new Global Supply Chain Service centre in Southampton, UK and further expanded shared services for Human Resources and Finance in Romania.

–  Continued optimisation of leaf growing and manufacturing locations.

Globalising operations and improving efficiency

Global systems and ways of working across the Group are exploited to minimise our cost base and maximise expertise. Furthermore, by ensuring back-office activities are carried out most efficiently and effectively, the end markets are free to focus their efforts on sales activities. This drive to a globally integrated enterprise is most apparent in our Supply Chain, Human Resources, Finance, Procurement and Information Technology functions.

In line with this strategy, during 2017 the Group opened a new Global Supply Chain Service centre in Southampton, UK and further expanded shared services for Human Resources and Finance in Romania. In all cases, these opportunities have been enabled by the Group’s single global SAP system.

The successful completion of the migration of Croatia, Greece, Serbia and Indonesia to our single system at the start of the year has meant that during 2017 the Group has been able to focus on embedding expertise and rolling out initiatives to leverage the Group’s global integration.

The drive towards above-market aggregation is not only reducing cost through less duplication, but also ensuring the best expertise is exploited throughout the Group. Doing so helps ensure resources are made available to establish more global activities across our combustible and Next Generation Product (NGP) businesses and that those activities are implemented efficiently and effectively.

In Supply Chain, the Group is integrated globally such that the single view of future demand ensures resources and investments can be most effectively prioritised.

This includes machinery investment so that capital expenditure is targeted to the areas of the business with the greatest return on the investment. This global view also enhances our ability to react quickly in situations when speed to market gives us a competitive advantage.

Continued strategic investments in new machinery in 2017, supported by our global planning systems and integrated business model, have ensured we deliver ‘on time and in full’ in all our Key Markets at optimal cost, with speed and scale.

Profit from operations (£m)

Change in adjusted profit from operations at constant rates (%)

BAT Annual Report and Form 20-F 2017	23

Strategic Management

Delivering our strategy continued

Net cash generated from operating activities (£m)

Operating margin (%)

Adjusted operating margin (%)

Continued optimisation of manufacturing locations and leaf growing

In 2017, we continued to optimise our manufacturing footprint and at the end of the year had 45 cigarette factories in 42 countries. In addition, the acquisition of Reynolds American added a further six manufacturing facilities to the Group.

The Malaysia factory was closed this year and the German factory was refocused on OTP, Dry Ice Expanded Tobacco (DIET) and Casing/ Flavours Manufacture – with the ending of cigarette manufacture planned for early 2018. This factory reduction is balanced against continued strategic acquisitions to support the Growth Agenda.

Factory expansions in Romania and South Korea to accommodate new opportunities in NGPs, specifically consumables production for glo, show how our sourcing is responsive to innovative growth demands while remaining cost effective. This complements substantial investment in device capacity, which is also taking place in response to increased consumer demand for glo.

We are continually looking to improve the efficiency of our entire supply chain with the opportunities to improve our manufacturing operations being a focus in 2017, continuing into 2018. We are realising the benefits of our Integrated Work Systems, a programme that is designed to maximise equipment efficiency while ensuring we maintain high standards of product quality.

The improved equipment efficiency is delivering real benefits through improved productivity and lower maintenance costs together with reduced waste. An additional positive by-product is the release of capital expenditure which can be used to invest in further innovation.

While the Group does not own tobacco farms or directly employ farmers, it sources over 400,000 tons of tobacco leaf each year directly from over 90,000 contracted farmers and through third-party suppliers mainly in developing countries and emerging markets in Africa, Asia and Latin America. The Group also purchases tobacco leaf from India where the tobacco is bought over an auction floor. The price of tobacco in US dollars varies from year-to-year driven by domestic inflationary pressures, supply, demand and quality. The Group believes there is an adequate supply of tobacco leaf in the world markets to satisfy its current and anticipated production requirements.

Record productivity savings

By operating globally, exploiting our systems and driving for results, the Group delivered record productivity savings in 2017. This has been reinforced by the acquisition of Reynolds American which will provide further opportunities for productivity savings.

These savings are returned to the business for re-investment and to increase shareholder return. The following examples show how the Group considers all opportunities in the supply chain, including Procurement, International logistics and Leaf operations:

Procurement – Global visibility of forward demand and product specifications in one system has delivered significant benefit with the tender at a global level of print materials and tow being notable examples. In addition to the benefits of lower product cost, the development of long-term supplier relationships with key suppliers has improved security of supply and enabled higher flexibility in the supply chain.

International logistics – Whether by road, air or sea, this is now organised and controlled centrally. This facilitates opportunities to negotiate globally with third-party providers for us to benefit from our scale. Furthermore, this maximises the use of return shipments and economic order quantities to ensure maximum efficiency while maintaining the flexibility for fast response to market opportunities.

Leaf operations – These are similarly managed globally to ensure that the Group works with reliable, efficient and responsible farmers in our source countries. Our Global Leaf Pool operation aggregates demand to meet supply across all internationally traded tobacco. This approach balances the lowest possible working capital investment while reducing any exposure to climatic impacts on our crops and guaranteeing the best quality leaf to meet consumer demands.

While transactional foreign exchange rates again negatively impacted on our cost base in 2017, by continuing to improve our productivity in all areas of our supply chain and elsewhere in the Group, we can increase our profitability and continue to deliver returns to our shareholders today and invest in the future.

24	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Winning organisation	Group diversity
		Total	Male	Female

We enable growth by having a winning organisation: by investing in our people, by attracting the best, and by enhancing the high performing leaders who inspire diverse teams of committed and engaged people in a fulfilling, rewarding and responsible work environment.

Highlights during the year

–  Accelerated talent development and attraction in growth markets and growth categories including the Next Generation Products business.

–  Doubled our intake to the global graduate programme focused on developing the commercial acumen of our junior talent.

–  Certified as a Top Employer in Europe, Africa and Asia-Pacific by the Top Employer Institute.

–  Exceptionally strong employee engagement and culture of passion and commitment shown through the most recent employee opinion survey in 2017.

	Main Board	13	9	4
	Senior management	740	584	156
	Total Group employees	55,761	42,452	13,309

Investing in leaders

The quality of our people is a major reason why the Group continues to perform well. In return, we commit to investing in our people as we do in our brands.

The long-term culture of the Group has been about developing talent from within, stretching and supporting the high-performing managers who will lead the delivery of our strategy. This year, over 92% of our senior appointments were drawn from people already within the business – moves that have helped to deliver stronger and more diverse leadership teams and succession plans.

2017 saw the introduction of our new Global Graduate Academy: an intensive two-week programme focusing on accelerating the development of commercial leadership in our next generation of leaders. Over two cohorts during the year, 108 global graduates from 37 countries came together in London for a challenging and interactive learning experience supported by senior leaders from across the business.

We continually update our capability frameworks and learning portfolio to enable development of new capabilities to drive business performance. In 2017, we launched new programmes across Leadership, Marketing, Legal and External Affairs and R&D. These included a new leadership programme for junior managers integrated with leading edge digital content and programmes focusing on brand-building and Next Generation Products.

You can learn more about our Global Graduate Programme at www.bat-careers.com/graduates

Attracting the best talent

When we do recruit externally, we actively seek those who will provide additional knowledge and skills that will strengthen our teams and ultimately make us a stronger business. In 2017, we continued to enhance our internal capabilities to engage and recruit those people who will help us win in growth markets and growth categories including Next Generation Products.

We continued the digital growth of our employer brand – ‘Bring your Difference’ – across core social media channels. We have more than doubled our followership on Facebook and increased followership by 20% on LinkedIn. We are leading the industry in social media engagement and have moved ahead of several top FMCG companies.

As competition for talented employees intensifies, people increasingly want to work for businesses with a good corporate reputation, so we are proud to have been ranked among the top employers around the world and have been named as a Top Employer for Europe, Africa and Asia-Pacific by the Top Employer Institute, an independent global certification company. We also received similar accolades in many of the countries in which we operate.

Growth through diversity

Diversity matters to the Group because it makes good commercial sense – having a diverse workforce means we are better able to understand and meet the varied preferences of our global consumers. Our efforts to drive diversity are built on three pillars of driving ownership and accountability, building diverse talent pools and creating enablers; all of which are underpinned by an inclusive culture.

Nationalities represented*

Total
Main Board	7
Global headquarters	77
Management level globally	143

Employee engagement index

Senior managers: Companies Act 2006

For the purposes of disclosure under section 414C(8) of the Companies Act 2006, the Group had 203 male and 26 female senior managers. Senior managers are defined here as the members of the Management Board (excluding the Executive Directors) and the directors of the Group’s principal subsidiary undertakings. The principal subsidiary undertakings, as set out in the Financial Statements, represented approximately 70% of the Group’s employees and contributed around 76% of Group revenue and profit from operations in 2017.

* Excluding data for RAI Companies as this was not tracked before the acquisition in July 2017.

BAT Annual Report and Form 20-F 2017	25

Strategic Management

Delivering our strategy continued

We are a diverse employer. There are 143 nationalities represented at management level within our Group, and 35 within our executive cadre*. We are pleased with the continuous progress we are making and the sustainable pipeline we are building in terms of nationality diversity.

We are also proud of the notable progress and achievements we made in 2017 in gender diversity. We achieved 31% female representation on our Board and increased the female representation in senior management to 21% in 2017, which was largely driven by internal promotions. We also have female executives on all our senior functional and geographical leadership teams. Over 50% of our graduate intake were females, ensuring a sustainable pipeline of women for senior management roles.

Several initiatives have been instrumental in the progress we have made. Our ‘Women in Leadership’ programme is designed to support and accelerate the development and career progression of female talent. In 2017, we trained 145 women across the Group – a number equal to those trained in the previous three years combined. Furthermore, two new diversity training modules, Inclusive Leadership and Cross-Cultural Awareness, have been developed and are being rolled-out to all management employees.

Providing women and other diverse groups an opportunity to connect, engage and share experiences is one of our key enablers; we have more than ten different affinity groups globally to support this. The newest of these affinity groups, Women in BAT UK, was launched in June 2017 and has already amassed more than 350 members.

Our regions and end markets also work to progress the global diversity strategy through on-the-ground initiatives relevant to local cultures and contexts.

In March 2018, we will be publishing data relating to UK Gender Pay in line with statutory requirements. We are confident that men and women are rewarded equally for similar roles, however, we do have a “gender pay gap” as defined by the UK legislation. This is largely a reflection of having more men than women in senior roles and is something we are committed to addressing through initiatives like those outlined above.

You can learn more about our published data relating to UK Gender Pay in line with statutory requirements at www.bat.com/genderpayreport

Safe place to work

We are committed to providing a safe working environment for all our employees and contractors, and have a Group-wide goal of zero accidents. Our approach is based on risk management and assessments, employee training and awareness, and specific initiatives for high-risk areas of our business.

The vast majority of all Group accidents are in Trade Marketing & Distribution (TM&D), where we have over 29,800 vehicles and motorcycles out on the road every day. Many of these are in challenging parts of the world with high levels of road traffic accidents and armed robberies.

Our driver safety and security programme continues to focus on addressing these risks, such as through the use of in-vehicle ‘telematics’ monitoring systems to analyse driver behaviour data, insights from which are used to tailor our training programmes to improve driving skills and hazard perception. Since 2014, all our vehicles are required to meet strict safety specifications, and we also continually assess threat levels to enhance security protocols and escorts in high-risk locations.

In 2017, accidents across the Group increased significantly, from 182 in 2016**, up to 217. Sadly, this included an increase in fatalities, with the death of a contracting electrician in our factory in Bangladesh from contact with electricity; two TM&D contractors who died in road traffic accidents in Brazil; and one TM&D employee and eight TM&D security contractors who died in violent attacks in Brazil and South Africa. Eleven members of the public also lost their lives in road traffic accidents involving BAT vehicles in eight countries.

We deeply regret this loss of life and the suffering caused to friends, family and colleagues. We liaise closely with the relevant authorities and conduct our own detailed investigations to determine the root cause of each accident, identify any lessons that can be learned and implement action plans, the outcomes of which are reviewed at Board-level.

Overall, our driver and vehicle safety programmes have led to a decline in road traffic accidents in 2017 involving cars or vans, but this was offset by a rise in accidents involving motorcycles, which we have increased the use of in markets where the high density of traffic means they are a more practical option. To address the increased risks, we have put in place motorcycle training programmes in all markets, where motorcycles have been recently introduced, to provide practical techniques for different road conditions and types of traffic, safe speeds and distances, and how to spot a potential problem and take action to deal with it safely.

Equal opportunities for all

We are committed to providing equal opportunities to all employees. We do not discriminate when making decisions on hiring, promotion or retirement on the grounds of race, colour, gender, age, social class, religion, smoking habits, sexual orientation, politics or disability, subject to the inherent requirements of the role to be performed. We are committed to providing training and development for employees with disabilities.

Leadership for change

The world is changing fast. The accelerated pace of transformation both in our industry and the organisation demands that our people are ambitious, courageous and resilient; that they learn quickly and are responsive to opportunities; and that they continue to drive and own results. As our organisation evolves, we continue to focus on these traits and on what has served the Group well through its history – having a culture of passionate owners and having people who lead and inspire each other for the journey ahead.

In 2017, we ran the Group’s global employee survey. We received extraordinary results. The survey had a response rate of 95% – 10 percentage points higher than the average response rate for this type of survey – with the Engagement Index score of 83% being 12 percentage points higher than the FMCG comparator norm of 71% (see chart on page 25). This survey conveys the pride which many employees have in working for us and is demonstrable as we have continued to see employee turnover stay below comparator benchmarks.

Rewarding people

Reward is a key pillar in ensuring that we have the right people to drive the business forward. Reward is necessarily local and we strongly support this through global frameworks to ensure leading edge policies, processes and technology are available to all markets. Base pay rewards core competence relative to skills, experience and contribution to the Group, while annual bonuses, recognition schemes and ad hoc incentives provide the right mix to ensure that high performance is recognised and rewarded. The Long-Term Incentive Plan (LTIP) has been established to make annual awards of free shares to senior managers provided certain challenging long-term performance conditions are met. The LTIP is one element of senior executives’ reward package aiming to align the interests of the Group’s senior managers with those of shareholders. Further information on the Group’s Remuneration Policy for the Executive Directors and the Non-Executive Directors can be found on pages 73 to 98.

We also offer our UK employees the chance to share in our success via our Sharesave Scheme, Partnership Share Scheme and Share Reward Scheme, and operate several similar schemes for senior management in our Group companies.

*	Excluding data for RAI Companies as this was not tracked before the acquisition in July 2017.

**	The 2016 figure has been updated to include reportable injuries from 2016 acquisitions. The previously reported figure was 175. Excluding data for RAI Companies as we continue the integration.

26	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Sustainability

Sustainability is a key pillar of our Group strategy and plays a fundamental role in all aspects of our business.

Our sustainability agenda was developed through a detailed assessment process, which we refreshed in 2017, that identified the three key areas that have the greatest significance to our business and our stakeholders.

–  Harm reduction: We are committed to working to reduce the public health impact of smoking, through offering adult consumers a range of potentially reduced-risk products.

–  Sustainable agriculture and farmer livelihoods: We are committed to working to enable prosperous livelihoods for all farmers who supply our tobacco leaf.

–  Corporate behaviour: We are committed to operating to the highest standards of corporate conduct and transparency.

Highlights during the year

–  Implementation of our new operational standard on child labour prevention, which complements our long-standing Child Labour Policy

–  Launch of the Group’s new global compliance programme, known as ‘Delivery with Integrity’

–  46% reduction in carbon dioxide equivalent (CO2e) emissions from our 2000 baseline

Read more about how we identified these issues and detailed information on our performance in each area at www.bat.com/sustainabilityreport

Harm reduction

Tobacco harm reduction is about encouraging adult smokers, who wish to continue using tobacco or nicotine products, to switch to potentially lower risk sources of nicotine as compared to conventional cigarettes. Our focus on Next Generation Products (NGPs), comprising vapour and tobacco heating products (THPs), and oral tobacco products provides an opportunity to dramatically reduce the public health impact of smoking.

Read about our progress in potentially reduced-risk products on pages 21 and 22

Cutting-edge science

BAT and Reynolds American share a tradition of world-leading scientific research and, following the acquisition, we are at the forefront of developing a new generation of alternatives to cigarettes, as well as pioneering new scientific methods to evaluate their harm reduction potential.

We have developed a framework of scientific tests to assess the reduced-risk potential of NGPs relative to smoking cigarettes and, in 2017, published the results of a series of studies for both our Vype ePen and our glo THP.

In 2018, we are embarking on one of our most ambitious and large-scale clinical studies, following hundreds of consumers in the UK for a full year, to look at whether switching to a NGP is as good as quitting smoking, in terms of reducing toxicant exposure and the potential impact on health.

High standards and enabling responsible growth

Following high standards to ensure quality and consumer safety is at the heart of everything we do in the design, development and manufacturing of our products. We would like to see the same approach across the whole industry, so, in 2017, we continued to advocate for, and collaboratively contribute to the development of, consistent national and international standards and proportionate regulation for NGPs.

This is essential for giving consumers the assurances they need to support take-up by more smokers which can ultimately help to realise the potential benefits for public health.

Sustainable agriculture and farmer livelihoods

Tobacco leaf remains at the core of our products, even with the growth of NGPs, so the farmers who grow it are crucial to the continued success of our business.

We have traceability down to the farm level and centralised management of our tobacco leaf supply chain. This enables an agile, efficient and reliable supply of high-quality tobacco leaf to meet consumer demand, while also enhancing the sustainability of rural communities and agriculture.

Carbon dioxide equivalent (CO2e)*

(tonnes CO2e per million cigarettes equivalent produced)

Group energy use*

(gigajoules per million cigarettes equivalent produced)

Water use*

(cubic metres per million cigarettes

equivalent produced)

Recycling

(percentage of waste recycled)

BAT Annual Report and Form 20-F 2017	27

Strategic Management

Delivering our strategy continued

In 2017, the BAT Group purchased more than 400,000 tonnes of tobacco leaf:

–	66% from 17 BAT leaf operations, which source from over 90,000 farmers; and

–	34% from 20+ third-party suppliers, which source from over 260,000 farmers.

Find our more in our Sustainable Agriculture and Farmer Livelihoods Focus Report at www.bat.com/sustainabilityfocus

Supporting our farmers

Through our global leaf research and development, we develop new and innovative farming technologies and techniques, which are rolled out to farmers as part of comprehensive agri-support packages.

We have a network of expert field technicians who provide on-the-ground support, technical assistance and capacity building for all our 90,000+ directly contracted farmers, helping them to run successful and profitable farms. Our third-party suppliers provide their own support for all the 260,000+ farmers they source from.

By supporting farmers in this way, we can help them maximise the potential of their farms and enhance the livelihoods and resilience of rural communities. They and future generations are then more likely to feel motivated to remain in agriculture, look after the environment and see the value of growing tobacco as part of a diverse range of crops.

Setting standards and driving change

We use the industry-wide Sustainable Tobacco Programme (STP) to conduct assessments and independent on-site reviews for 100% of our tier one tobacco leaf suppliers, including our own leaf operations, to ensure alignment with international standards, such as for human rights and environmental protection.

STP was introduced in June 2016, replacing our previous Social Responsibility in Tobacco Production programme, which from 2000 until 2015 set the standard for all our leaf suppliers worldwide.

Since implementation, two rounds of self-assessment have been completed, and a total of 26 independent on-site reviews have been conducted in 19 countries, covering 50% of our total supply base. By the end of 2018, 100% will have been reviewed by AB Sustain, an independent supply chain management company.

Our ‘Thrive’ sustainable agriculture and farmer livelihoods programme takes a more holistic and collaborative approach to identifying and addressing root causes and long-term risks, such as rural poverty.

Thrive assessments have been completed in 2016 and 2017 for approximately 250,000+ farmers who supply all our own 17 leaf operations and six strategic third-party leaf suppliers (covering nearly 80% of our total tobacco leaf purchases). We are now using the results to inform our approach to selecting and developing new partnerships and community-based projects that will have a demonstrably positive impact for farmers and their communities.

Human rights in tobacco growing

Agricultural supply chains are particularly susceptible to the risks of child labour and, in 2000, as part of our long running commitment to end the practice within tobacco farming, we became a founding board member of the Eliminating Child Labour in Tobacco Growing (ECLT) Foundation. We remain active members today, alongside other major tobacco companies and leaf suppliers. ECLT helps to strengthen communities and bring together key stakeholders to develop and implement local and national approaches to tackle child labour.

We provide training and communications to farmers and rural community members to raise awareness of human rights issues, which reached over 67,000 beneficiaries in 2017. We also run on-the-ground projects in farming communities to address root causes, such as rural poverty, in collaboration with local partners.

In 2017, we developed a new operational standard on child labour prevention, with inputs from the ECLT and the International Labour Organization. This complements our long-standing Child Labour Policy and includes detailed standards, guidance and processes for our leaf operations to ensure it is effectively applied in a robust and globally consistent way.

Corporate behaviour

Our actions and behaviour impact all areas of our business – which is why corporate behaviour is such an important focus for our long-term sustainability strategy.

Our commitment to good corporate behaviour is underpinned by our Group Standards of Business Conduct (SoBC), or localised equivalent, which require all our staff worldwide to act with a high degree of business integrity, comply with applicable laws and regulations, and ensure that our standards are not compromised for the sake of results.

Delivery with integrity

In 2017, we introduced the Group’s updated compliance programme, ‘Delivery with Integrity’, focused on strengthening and driving a globally consistent approach to compliance across the Group. The programme is led by our Business Conduct & Compliance department, reporting directly to the Group Legal and External Affairs Director.

Sustainability reporting

‘Delivery with Integrity’ is about re-emphasising our commitment to transforming tobacco in line with the highest ethical values. This is an area in which we already have strong foundations, so while this is not new for us, we are further enhancing our compliance procedures.

The importance of sustaining a culture of integrity across the Group was a key theme for our annual Group Leadership Meeting. The ‘Delivery with Integrity’ programme was launched in a two-day workshop held in London with 120 leaders from our Legal and External Affairs Function worldwide, opened by our Chief Executive. This was followed by a global ‘Delivery with Integrity’ communications campaign to all employees worldwide.

A key focus area of the programme in 2017 has been to enhance the Group’s long-standing procedures for the annual SoBC employee sign-off, with the introduction of a new online SoBC portal. The new portal is available to employees in multiple languages and provides tracking and performance reporting capabilities. Over 18,000 management-grade and office-based employees across the Group completed an online SoBC training course and assessment in the new portal in addition to their annual sign-off, and our remaining employees, who may not have easy online access, received face-to-face training.

Speak Up channels

To increase the accessibility of, and strengthen, our long-standing whistleblowing policy and procedures, in early 2018 we launched a new third-party managed Speak Up system, following a review of the Group’s existing whistleblowing procedures undertaken in 2017.

28	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

The system includes a website available in multiple languages, and local language hotlines for our markets, and enables improved global oversight of all reported issues in real time.

Please refer to pages 69 and 70 for more information about the application of the SoBC in 2017, the Audit Committee’s responsibility for oversight and monitoring of compliance with the SoBC and our reported compliance metrics.

Safeguarding human rights

With operations and supply chains in many different diverse and challenging environments around the world, human rights are particularly important for our business and an area we have long focused on addressing.

In recent years, we have been strengthening our approach to further align to the United Nations Guiding Principles on Business and Human Rights (UNGPs). This began with a review of our existing policies and approach to human rights management, informed by an independently-facilitated stakeholder dialogue.

As a result, in 2014, we incorporated our Human Rights Policy into our SoBC. In early 2016, we complemented this with the introduction of our Supplier Code of Conduct, which defines the minimum standards expected of all our suppliers worldwide, including the respect of human rights.

Having established a strong policy base, we have continued to focus in 2017 on enhancing due diligence across our business and supply chains. Arguably, the area of greatest risk is in our tobacco leaf agricultural supply chain, so we have extensive due diligence processes in place, as detailed on pages 27 and 28.

For our non-agricultural supply chain, we have long had due diligence processes in place for strategic direct product materials suppliers.

However, to more closely align with the UNGPs and to better manage supply chain risks and opportunities, we expanded the scope in 2016 to include all our direct materials suppliers, as well as strategic indirect suppliers.

All these suppliers are now assessed according to independent human rights indices and those with the highest risk exposure are prioritised for enhanced due diligence.

In 2017, independent on-site audits were conducted on 65 direct suppliers in 29 countries, representing 20% of our total direct procurement spend. For our indirect suppliers, 102 suppliers in 16 countries were identified as high risk and required to undergo a self-assessment in 2017.

With the majority of our employees working in business areas where we have robust oversight and control, human rights risks in our own operations are substantially avoided. The risks that do exist are also mitigated as a result of the suite of robust policies, practices, compliance and governance procedures that we have in place across all Group companies.

However, we recognise that we need to continually work to ensure these are effectively applied and that we carefully monitor the situation in high-risk countries. So, in 2017, we further strengthened our approach with enhanced monitoring for our operations in countries identified by independent indices as high-risk.

Further details of our approach to human rights and our Modern Slavery Act statement can be found at www.bat.com/humanrights

Marketing responsibly

We are committed to ensuring all our product marketing complies with local legislation and we have voluntary Marketing Principles in place for our different product categories to govern our approach to responsible marketing to adult consumers only.

In light of our shift to being a multi-category business, we are now developing, as part of NGP integration, a new set of consolidated Marketing Principles to cover all our product categories, including combustible cigarettes, smokeless oral tobacco and NGPs.

In 2017, we revised and strengthened our long-standing approach to youth smoking prevention with the launch of our new Youth Access Prevention (YAP) guidelines. This now covers all our different product categories – from conventional cigarettes to NGPs. We have also broadened the scope to include markets where our products are distributed through third parties, and strengthened the governance process for ensuring compliance.

Reducing our environmental impacts

Our approach to reducing the environmental impacts of our operations is long established. We have a comprehensive Environment, Health and Safety (EHS) management system that is based on international standards, including ISO 14001, and we monitor our Group-wide environmental performance for all BAT sites worldwide.

In 2017, we continued to work towards our long-term target of reducing CO2e emissions by 80% by 2050 against our 2000 baseline and so far have achieved a 46% reduction. See the business measures on page 27 for more details. We use the Greenhouse Gas Protocol Corporate Standard to guide our CO2e reporting methodology (see table below) for defining, consolidating and reporting our Scope 1, Scope 2 and Scope 3 CO2e emissions.

Further details of our approach to our reporting methodology can be found at www.bat.com/corporatebehaviour/scope

Our focus in 2017 has been on continuing to reduce CO2e emissions and energy use in our factories and in our fleet and logistics, including investing in energy-efficient technologies and switching to low-carbon or renewable energy sources. Our manufacturing processes do not use as much water as many other industries but, with the realities of water scarcity increasingly being felt in some parts of the world, in 2017 we expanded the scope of our water risk assessments to include all our factories and green leaf threshing sites worldwide.

For our tobacco leaf supply chain, environmental criteria form a central part of supplier assessments, as part of the Sustainable Tobacco Programme, and our expert field technicians provide farmers with technical assistance on areas such as sustainable soil, water, biodiversity, and forest and pest management. Our long-running efforts to address deforestation, by eliminating the use of unsustainable sources of wood as a fuel for tobacco curing, has also helped ensure that, in 2017, 99% of farmers’ wood fuel came from sustainable sources.

			*

The 2015 and 2016 data for CO2e emissions and energy use, and 2016 data for water use have been updated. This is broadly due to expanding the scope of recent and historical data to include three sites in one country for completeness and correction of reported volume of MCEs in another site. Additionally, following the implementation of our new reporting system, we have taken steps to improve our calculation methodology, which has resulted in slight adjustments to overall historical data. For details of previously reported figures, see page 35 of our 2017 Sustainability Report, which can be found at www.bat.com/sustainabilityreport

Emissions*
	2017	2016
Scope 1 CO2e emissions (tonnes)	326,242	311,561
Scope 2 CO2e emissions (tonnes)	357,645	376,348
Scope 3 CO2e emissions (tonnes)	230,017	208,013
Total (tonnes)	913,904	895,922	Note: Data from RAI Companies is excluded from this section unless stated otherwise, as we continue the integration.
Intensity (per million cigarettes equivalent)	0.82	0.84

BAT Annual Report and Form 20-F 2017	29

Strategic Management

Stakeholder engagement

We work with, take into account and respond to the views and concerns of both internal and external stakeholders, adapting to emerging risks and striving to meet the expectations placed upon us as a multinational business.

Listening to our stakeholders helps us better understand their views and concerns, and enables us to respond to them appropriately. It gives us valuable inputs to, and feedback on, our strategic approach, as well as our policies, procedures and ways of working. This helps us to continually improve and strengthen them and ensure we are meeting the expectations of our stakeholders.

This section provides greater insight into our policies and procedures underpinning the Winning Organisation and Sustainability aspects of our strategy. It also outlines progress against our policy objectives, with a focus on our people and culture, environmental matters, community and social initiatives, respect for human rights, and anti-bribery and corruption, which we know are important considerations for our shareholders and wider stakeholders.

We have a number of Group policies and principles in place, including our Standards of Business Conduct (SoBC), that set out our commitments in these areas. These policies and procedures are endorsed by our Board and support the effective identification, management and mitigation of key risks and issues for our business in these and other areas. A summary of our SoBC and other policies in these areas is set out on page 31.

All Group companies have adopted the SoBC or localised equivalent. All staff working across the Group are required to complete training, and an annual sign-off, confirming their adherence to the SoBC.

Details of our Group Policies and Principles are available at www.bat.com/principles	Our Speak Up channels, available at www.bat.com/speakup, enable anyone working for, or with, our Group to raise concerns in their local language, in confidence and without fear of reprisal.

Our ongoing dialogue and engagement with stakeholders – including employees, suppliers, farmers, regulators, local communities and wider society – support our compliance with international standards and evolving regulations, and helps us to understand the issues and challenges our stakeholders face. This enables us to be better placed to co-develop solutions to address issues and challenges.

We engage with regulators around the world to support regulation that is based on robust evidence and thorough research, that respects legal rights and livelihoods, and delivers on intended policy aims, while recognising unintended consequences.

Transparency is crucial to our approach. We are open about what we think, and whether we are in favour of new proposals for regulation or not. Where we may not agree, we always try to be constructive and propose practical alternatives that can still support the achievement of regulatory aims and public health objectives.

We have long recognised the OECD Principles for Transparency and Integrity in Lobbying, and the views and positions that we advocate on key issues are available on our website at bat.com/regulation

We know that, as a responsible company, all engagement activities we undertake must be guided by high standards. These standards are set out in our Principles for Engagement. All Group companies and employees are required to act in accordance with our Principles for Engagement. We support third parties on policy issues of mutual interest, but we will never ask a third party to conduct itself in any way that contravenes these principles.

Our people and culture

We are committed to protecting the safety and wellbeing of our employees, and building a culture where they can develop and thrive. The principal risks for our business in this area relate to the risks of injury, illness or death in the workplace, discussed further as part of our principal Group risk factors on page 53. We also recognise that we must continue to attract and retain the best people, as competition for talented employees intensifies.

Overall responsibility for health and safety is held by the Director, Operations, and the Director, Group Human Resources has overall responsibility for all employee and human resources (HR) matters. Our Management Board oversees the development and management of talent within the Group’s Regions and Functions, and monitors progress against our key objectives and performance indicators.

Our Employment Principles set out a common approach for our Group companies’ policies and procedures, recognising that each Group company must take account of local labour law and practice, and the local political, economic and cultural context. In developing our Employment Principles, we have sought the views of a cross-section of internal and external stakeholders, and have consulted with employee representatives and (where relevant) with our works councils.

All Group companies have committed to our Employment Principles and, through our internal audit processes, are required to demonstrate how these are embedded into the workplace.

Health and safety

Our Health and Safety Policy recognises the importance of the health, safety and welfare of all employees and third party personnel in the conduct of our business operations. We are committed to the prevention of injury and ill-health, and strive for continual improvement in health and safety management and performance. This policy is supported by our Environmental, Health and Safety (EHS) management system, outlined on page 31.

We have a Group-wide goal of zero accidents and our approach to health and safety is based on risk management and assessments, staff training and awareness, and specific initiatives focused on higher risk areas of our business.

Our key performance indicators* in this area include:

–	Lost Workday Case Incident Rate (LWCIR): In 2017, there was an increase in our LWCIR from 0.24 in 2016 to 0.28 in 2017.

–	Lost workday cases (LWC): The number of work-related accidents (including assaults) resulting in injury to employees and to contractors under our direct supervision, causing absence of one shift or more, increased from 155 in 2016, to 181 in 2017.

–	Serious injuries (SI) and fatalities: The total number of serious injuries and fatalities to employees and contractors increased from 56 in 2016 to 74 in 2017.

*	The 2016 figures related to LWC and SI have been updated to include reportable injuries from 2016 acquisitions. For details of previously reported figures, see page 35 of our 2017 Sustainability Report, which can be found at www.bat.com/sustainabilityreport

Employee development

and engagement

We have a comprehensive Group Talent Strategy in place, focused on attracting, retaining and developing the best talent. This is discussed further on pages 25 and 26.

We undertake a biennial global employee opinion survey (‘Your Voice’) across the Group, which increases employee engagement across the business and helps us continue to improve and update our work environment.

30	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Policies / Principles**	Summary of areas covered	Key stakeholder groups
Standards of Business Conduct (SoBC)

Anti-bribery and corruption, conflicts of interest, and entertainment and gifts.

Respect in the workplace, including promoting equality and diversity, preventing harassment and bullying, and safeguarding employee wellbeing.

Respect for human rights, including prevention of child labour and exploitation of labour, and respect for freedom of association.

Political contributions and charitable contributions.

Financial integrity, accurate accounting and record-keeping, and information security.

Anti-illicit trade, competition and anti-trust, and sanctions compliance.

Whistleblowing.

Employees and contractors Governments and regulators Local communities and society
Health and Safety Policy	Health, safety and welfare of all employees, other members of our workforce and third party personnel.	Employees and contractors Suppliers, business partners, farmers Local communities and society
Environment Policy	Our commitments to carrying out our business in an environmentally responsible and sustainable way, including agricultural, manufacturing and distribution operations.	Employees and contractors Suppliers, business partners, farmers Local communities and society
Employment Principles	Employment practices, including commitments to diversity, reasonable working hours, family friendly policies, employee wellbeing, talent, performance and equal opportunities, and fair, clear and competitive remuneration and benefits.	Group employees
Principles for Engagement	Our internal standards guiding all engagement activities, underpinning our commitment to corporate transparency.	Employees and contractors Governments and regulators Local communities and society
Supplier Code of Conduct	Standards required of our suppliers worldwide, including business integrity, anti-bribery and corruption, environmental sustainability and respect for human rights (covering equal opportunities and fair treatment, health and safety, prevention of harassment and bullying, child labour, and exploitation of labour, and freedom of association).	Suppliers and business partners Employees and contractors Local communities and society
Strategic Framework for Corporate Social Investment	Sets out our Group corporate social investment strategy and a framework for our local operating companies to implement that strategy.	Local communities and society NGOs and development agencies

**	Further details of our Group policies and principles can be found at www.bat.com/principles further details of our Strategic Framework for Corporate Social Investment can be found at www.bat.com/csi

Our key performance indicators in this area include:

–	Employee retention: In 2017, total turnover of management-grade employees was 1,610, representing 14% of the total management population.

–	Employee engagement: In our 2017 ‘Your Voice’ employee opinion survey, our key Engagement Index score was 83%, 12 percentage points higher than the FMCG comparator norm of 71%.

–	Diversity: Representation of women in senior management roles increased from 16% in 2016, up to 21% in 2017 (2017 data includes RAI Companies).

In addition to our long-standing Employment Principles, we have also adopted a Board Diversity Policy, discussed on page 62, which is specifically applicable to our Board and Management Board.

Environment

We are committed to reducing our environmental impact across our supply chain and operations and our Director, Operations, has overall responsibility for environmental management.

Our Environment Policy applies across all our activities including our supply chain.

The Policy is supported by our comprehensive Environmental, Health and Safety (EHS) management system, which has been in place for many years and is based on international standards, including ISO 14001.

Each of our Group companies has an EHS Steering Committee, with overall environmental responsibility held by the applicable General Manager or site manager. EHS is also a standing agenda item for management meetings and governance committees at area, regional and global levels. Our governance structures raise awareness of environmental risks across our business and our aim is to create a consistent approach across our Group to manage them.

The primary environmental focus areas for our business include energy use and carbon dioxide (CO2) emissions, water use and availability, and waste and recycling. In our supply chain, the primary focus areas relate to the environmental impacts of tobacco farming.

Our approach to reducing the environmental impacts of our operations is long established and we have an internal reporting system in place for monitoring Group-wide environmental performance. Please refer to pages 27 to 29 for details of our approach to environmental management and progress against key performance indicators.

Community and social initiatives

As an international business, we play an important role in countries around the world and have built close ties with local communities. We encourage our employees to play an active role both in their local and business communities.

Our Charitable Contributions Policy in our SoBC is supported by the Group Strategic Framework for corporate and social initiatives (CSI), which sets out our Group CSI strategy and how we expect our local operating companies to develop, deliver and monitor community investment programmes within three themes:

–	Sustainable Agriculture and Environment;

–	Empowerment; and

–	Civic Life.

Our Group Head of Sustainability has oversight of the Group CSI Strategy, and Board-level governance is managed through our Audit Committee, which reviews the strategy and an analysis of activities (including investment and alignment to the Group’s priorities) at least once a year.

Our key performance indicator in this area relates to the total amount of money invested in charitable giving and CSI projects. Together with RAI Companies, in 2017 the Group invested a total of £18.7 million in cash, and a further £14.3 million in-kind charitable contributions and CSI projects, including £1.09 million given for charitable purposes in the UK. Much of this investment is delivered through partnerships with external stakeholders including communities, NGOs, governments, development agencies, academic institutions, industry associations and peer companies.

BAT Annual Report and Form 20-F 2017	31

Strategic Management

Stakeholder engagement continued

Respect for human rights

The Group has a long-standing commitment to respect fundamental human rights, as affirmed by the Universal Declaration of Human Rights.

The greatest risks for human rights abuses are in our tobacco leaf supply chain which, as with the wider agricultural sector, is recognised by the International Labour Organization to be particularly vulnerable to these risks due to the sheer scale and characteristics such as large numbers of casual and temporary workers, family labour in small-scale farming, and high levels of rural poverty. Human rights challenges in our non-agricultural supply chain depend on the nature of the sector, the type of goods and services supplied, and the country of operation.

With the majority of our employees working in business areas where we have robust oversight and control, human rights risks in our own operations are substantially avoided. The challenges that do exist are mitigated by the suite of robust policies, practices, and compliance and governance procedures that we have in place across all Group companies. However, we recognise that we need to continually work to ensure these are effectively applied and that we carefully monitor the situation, particularly in higher risk countries, such as where regulation or enforcement are weak, or there are high levels of corruption, criminality or unrest.

Our due diligence processes for our business operations and supply chains enable us to monitor the effectiveness of, and compliance with, our Human Rights Policy commitments and our Supplier Code of Conduct, and to identify, prevent and mitigate human rights risks, impacts and abuses. You can read more about these on pages 28 and 29.

In addition to our due diligence work, we developed a new human rights e-learning training package in 2017, targeted at our Procurement and Legal and External Affairs functions, which was completed by over 1,000 managers worldwide. In addition, we delivered training and communications on human rights issues for over 67,000 beneficiaries in rural communities.

Our key performance indicators in this area focus on the number, and results, of reviews and audits conducted as part of our due diligence processes for our suppliers and business operations. In 2017:

–	Independent on-site reviews were conducted on 16 of our tobacco leaf suppliers in 14 countries.

–	Independent audits were conducted on 65 direct materials suppliers in 29 countries.

–	102 indirect suppliers in 16 countries underwent a self-assessment in 2017.

–	BAT business operations in 19 higher risk countries underwent enhanced due diligence to confirm compliance with applicable Group policies, standards and controls, and to provide details of any additional local measures in place to enhance human rights management.

Anti-bribery and corruption

Corrupt practices are illegal, cause distortion in markets and harm economic, social and political development, particularly in developing countries.

Our SoBC makes it clear that it is wholly unacceptable for Group companies, our employees or our business partners to be involved or implicated, in any way, in corrupt practices. Our SoBC is fully aligned with the provisions of the UK Bribery Act and is designed to meet the standards of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

Our policies are continually kept under review and, on the acquisition of RAI in 2017, we updated our SoBC to reflect the requirements of the US Foreign and Corrupt Practices Act, and other relevant US law and regulation. In 2017, we also updated our SoBC to take account of the requirements of the UK Criminal Finances Act.

We also developed a new e-learning course on anti-bribery and corruption in 2017, targeted specifically at employees who conduct external engagement with key stakeholders, governments and regulators. This will be completed by over 3,000 employees in 2018. Alongside this, a new mobile app will be launched in 2018 to provide employees with ‘on-the-go’ guidance on how to act in specific situations.

Our Speak Up channels, discussed on pages 28 and 29, enable anyone working for, or with, our Group to raise any concerns in their local language, in confidence and without fear of reprisal.

Our ‘Delivery with Integrity’ programme discussed on page 28 focused in 2017 on ensuring our policies and training, particularly in relation to anti-bribery and corruption, remain at the forefront of best business practice, on increasing the accessibility of our whistleblowing procedures, and enhancing global oversight of reported issues.

The design of the programme was informed by extensive due diligence on current best practice, including in managing bribery and corruption risks. As part of the programme, we refreshed the Group’s approach to managing potential issues for our business in this area, including:

–	Regulatory engagement activities, guided by the Group’s Principles for Engagement and supported by targeted training to highlight associated risks; and

–	Engagement of third parties as suppliers and consultants to the Group, supported by the deployment of a revised third party due diligence procedure during 2018.

Please refer to pages 69 and 70 for more information about the application of the SoBC in 2017, the Audit Committee’s responsibility for oversight and monitoring of compliance with the SoBC, and our reported compliance metrics.

Note: Data from RAI Companies is excluded from this section unless stated otherwise, as we continue the integration.

32	BAT Annual Report and Form 20-F 2017

Financial Review	Strategic Report	Governance	Financial Statements	Other Information

Financial performance summary

“The Group continues to deliver across all key financial metrics” Ben Stevens Finance Director

Highlights

–  Group revenue was up 37.6% or 2.9% on an adjusted, organic basis at constant rates of exchange.

–  Profit from operations increased by 39.1%, or 3.7% on an adjusted, organic basis at constant rates of exchange.

–  Diluted earnings per share up 634%. Adjusted diluted earnings per share up 14.9% or 9.9% at constant rates.

–  Dividend per share up 15.2% at 195.2p.

–  Net cash generated from operating activities up 16.0%.

–  Cash conversion at 83%.

Non-GAAP measures

In the reporting of financial information, the Group uses certain measures that are not defined by IFRS, the generally accepted accounting principles (‘GAAP’) under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted profit from operations, and adjusted diluted earnings per share. Adjusting items are significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

As an additional measure to indicate the results of the Group before the impact of exchange rate movements on the Group’s results the movement in adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share are shown at constant rates of exchange.

The Group also includes organic measures of volume, revenue, profit from operations and operating margin to ensure a full understanding of the underlying performance of the Group, before the impact of acquisitions.

These non-GAAP measures are explained on pages 218 to 222.

Revenue

  Revenue

  (£m)

In 2017, revenue was 37.6% higher at £20,292 million. This was driven by the inclusion of RAI since the acquisition date, pricing, the growth of the NGP portfolio and the translational foreign exchange tailwind on the reported results, partially offset by negative geographic and portfolio mix of 1%. Revenue also grew due to the sale of products bought-in on short-term contract manufacturing arrangements inclusive of excise. After adjusting for the revenue from acquisitions, including RAI, the short-term uplift to revenue due to the treatment of excise on bought-in goods and the effect of exchange on the reported result, on an organic, adjusted constant currency basis, revenue was up by 2.9%.

  Change in adjusted revenue

  at constant rates (%)

Revenue from our NGP portfolio was £397 million, which includes the contribution from RAI brands since the acquisition date. On a 12-month basis, including the full year’s revenue from RAI, revenue from NGPs was approximately £500 million.

In 2016, revenue increased by 12.6%, to £14,751 million driven by price mix of over 6%, and reflecting the positive currency effects resulting from the relative weakness of pound sterling. At constant rates of exchange, revenue would have increased by 6.9% or by 5.3% on an organic basis.

Reconciliation of revenue to adjusted organic revenue at constant rates
	2017 £m	Change %	2016 £m	Change %	2015 £m

Revenue	20,292	+38%	14,751	+13%	13,104
Adjusting items	(258)		–		–

Adjusted revenue	20,034	+36%	14,751	+13%	13,104
Impact of exchange	(750)		(743)

2016 adjusted revenue at 2015 exchange rates			14,008	+7%
2017 adjusted revenue at 2016 exchange rates	19,284	+31%

Impact of acquisitions	(4,111)		(207)

Adjusted organic revenue at constant rates	15,173	+3%	13,801	+5%

BAT Annual Report and Form 20-F 2017	33

Financial Review

Income statement

Profit from operations
(£m)

Profit from operations grew by 39.1% to £6,476 million and by 2.2% to £4,655 million in 2016. This was driven by the inclusion of RAI during 2017, the improved organic revenue in 2017 and 2016 as described earlier, and the favourable foreign exchange movements, partly offset by the following:

Raw materials and other consumables increased by 19.7% to £4,520 million in 2017, and by 17.4% to £3,777 million in 2016, mainly due to the higher volume and the continued transactional foreign exchange headwinds in both years. This negatively impacted the cost of hard currency denominated items such as leaf and wrapping materials in the operating currencies of our local companies.

Employee benefit costs increased by £405 million to £2,679 million in 2017 and by £235 million to £2,274 million in 2016. The movement was mainly due to the acquisition of RAI in 2017 and the translational foreign exchange movements in 2017 and 2016.

Depreciation, amortisation and impairment costs increased by £295 million to £902 million in 2017 and by £179 million in 2016. This was due to the amortisation and impairment charges of £393 million (2016: £166 million, 2015: £72 million) largely related to the trademarks and similar intangibles capitalised following the acquisitions (including RAI, Ten Motives, CHIC Group, TDR, Bentoel, Tekel and Skandinavisk Tobakskompagni A/S (ST)). The increase in 2017 was also driven by higher depreciation charges due to the consolidation of RAI, with depreciation higher in 2016 due to the investment in the Group’s manufacturing infrastructure.

Other operating expenses increased by £1,688 million to £5,346 million in 2017 (2016 up by £386 million) due to the impact of higher overhead costs, foreign exchange in 2017 and 2016 and the acquisition of RAI in 2017.

Expenditure on research and development was approximately £191 million in 2017 (2016: £144 million, 2015: £148 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Included in profit from operations are a number of adjusting items related to restructuring and integration costs and one-off charges, provisions and income. Adjusted items are defined in note 1 in the Notes on the Accounts.

Total adjusting items were £1,517 million in 2017 (2016: £825 million, 2015: £435 million), including the charges related to trademark amortisation and impairment (discussed above), and £600 million (2016: £603 million,

Change in adjusted profit from operations at constant rates (%)

2015: £367 million) of restructuring and integration costs being mainly in respect of the implementation of the new operating model, integration costs associated with the acquisition of RAI and factory rationalisations. The release of fair value adjustment to inventory (£465 million) and the impairment of certain assets related to Agrokor in Croatia have also been treated as adjusting items.

We call the underlying profit before these items ‘adjusted profit from operations’.

In 2017, adjusted profit from operations at constant rates grew by 39.9% to £7,665 million, driven by the acquisition of RAI. On an organic basis, adjusted profit from operations at constant rates increased by 3.7% (2016: 4.1%). The increase was due to the movement in profit from operations before the impact of adjusting items discussed earlier.

Analysis of profit from operations, net finance costs and results from associates and joint ventures

							2017			2016
	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Impact of acquisitions £m	Adjusted organic at CC £m	Reported £m	Adjusting items £m	Adjusted £m
Profit from operations
United States	1,318	763	2,081	(101)	1,980	(1,980)	–	–	–	–
Asia-Pacific	1,638	117	1,755	(81)	1,674	–	1,674	1,432	198	1,630
Americas	1,147	109	1,256	32	1,288	–	1,288	1,017	155	1,172
Western Europe	1,127	435	1,562	(104)	1,458	(2)	1,456	1,044	345	1,389
EEMEA	1,246	93	1,339	(74)	1,265	–	1,265	1,182	107	1,289
Total region	6,476	1,517	7,993	(328)	7,665	(1,982)	5,683	4,675	805	5,480
Non-tobacco litigation:
Fox River	–	–	–	–	–			(20)	20	–
Profit from operations	6,476	1,517	7,993	(328)	7,665			4,655	825	5,480
Net finance (costs)	(1,094)	205	(899)	56	(833)			(637)	108	(529)
Associates and joint ventures	24,209	(23,197)	1,012	(61)	951			2,227	(900)	1,327
Profit before tax	29,591	(21,475)	8,116	(333)	7,783			6,245	33	6,278

34	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Operating margin

(%)

Operating margin in 2017 was ahead of 2016 by 30 bps at 31.9%, as the organic performance and inclusion of RAI more than offset the impact of the RAI purchase accounting (mainly on inventory), increased spend related to the NGP portfolio and restructuring and integration costs incurred. The decrease in 2016 was driven by higher restructuring and impairment charges, and transactional foreign exchange headwinds, impacting the Group’s cost of sales.

In 2017, adjusted operating margin increased by 270 bps as the inclusion of RAI, the growth in adjusted organic revenue, driven in part by pricing, and ongoing cost savings (including the US$70 million of synergies achieved), more than offset the impact of inflation and transactional foreign exchange. Adjusted organic operating margin increased by 40 bps. At constant rates, adjusted organic operating margin increased by 30 bps.

In 2016, adjusted operating margin fell by 90 bps as the impact of transactional foreign exchange on cost of sales more than offset the impact of pricing and cost savings across the Group.

Adjusted operating margin

(%)

Net finance costs

In 2017, net finance costs increased by £457 million to £1,094 million, largely due to the additional finance, including pre-financing charges of £153 million, required to acquire RAI and the finance costs associated with the RAI debt now consolidated within the Group. In 2016, net finance costs were £637 million compared to net finance income of £62 million in 2015. This was principally due to the impact of adjusting items in net finance costs, including one-off costs of £101 million related to the early settlement of a bond (described on page 39), while 2015 included a deemed gain (£601 million) related to the investment in that year in RAI associated with RAI’s acquisition of Lorillard. In 2017 and 2016 the Group recognised interest of £25 million and £25 million respectively in related to FII GLO. 2016 also benefited from an £18 million hedge ineffectiveness gain, which partially reversed in 2017 (£9 million charge), following the market volatility due to Brexit, which is not in the normal course of business.

Net finance costs before the impact of the adjusting items described above, and at constant rates of exchange, were £833 million an increase of 57.5% on 2016, which were 15.7% higher than 2015 at £427 million. The Group’s average cost of debt in 2017 was 3.3%, ahead of 3.1% achieved in both 2016 and 2015.

Associates and joint ventures

Associates in 2017 principally comprised RAI (for the period prior to the acquisition in July 2017 of the shares in RAI not already owned by the Group) and ITC. The Group’s share of the post-tax results of associates and joint ventures, included at the pre-tax profit level under IFRS, increased by £21,982 million to £24,209 million, due to a gain of £23,288 million arising on the deemed disposal of RAI as an associate as, following the acquisition, RAI is consolidated as a wholly owned subsidiary.

In 2016, the Group’s share of post-tax results from associates and joint ventures increased by £991 million, to £2,227 million, largely due to a gain of £900 million recognised in 2016 which mainly related to the sale by RAI of the international rights to Natural American Spirit.

Excluding the effect of the gain noted above and other adjusting items, the Group’s share of associates and joint ventures on an adjusted, constant currency basis fell in 2017 by £951 million or 28.3% due to RAI’s contribution as an associate for only part of the year, while the Group’s share of ITC’s post-tax results grew by 16.7%. In 2016, the Group’s share of results of associates and joint ventures on an adjusted constant currency basis increased by 26.2%, driven by RAI, up 35% partly due to a full year’s contribution from Lorillard and ITC, higher by 7%.

Analysis of profit from operations, net finance costs and results from associates and joint ventures

							2016			2015
	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Impact of acquisitions £m	Adjusted organic at CC £m	Reported £m	Adjusting items £m	Adjusted £m
Profit from operations
Asia-Pacific	1,432	198	1,630	(142)	1,488	–	1,488	1,361	108	1,469
Americas	1,017	155	1,172	30	1,202	–	1,202	1,082	87	1,169
Western Europe	1,044	345	1,389	(153)	1,236	(11)	1,225	990	156	1,146
EEMEA	1,182	107	1,289	(18)	1,271	(12)	1,259	1,127	81	1,208
Total region	4,675	805	5,480	(283)	5,197	(23)	5,174	4,560	432	4,992
Non-tobacco litigation:
Fox River / Flintkote	(20)	20	–	–	–			(3)	3	–
Profit from operations	4,655	825	5,480	(283)	5,197			4,557	435	4,992
Net finance (costs) / income	(637)	108	(529)	35	(494)			62	(489)	(427)
Associates and joint ventures	2,227	(900)	1,327	(137)	1,190			1,236	(293)	943
Profit before tax	6,245	33	6,278	(385)	5,893			5,855	(347)	5,508

BAT Annual Report and Form 20-F 2017	35

Financial Review

Income statement continued

Tax

In 2017, the tax charge in the Income Statement was a credit of £8,113 million, against a charge of £1,406 million in 2016 and £1,333 million in 2015. The 2017 credit was largely due to the impact of the change in tax rates in the United States which led to a credit of £9.6 billion related to the revaluation of deferred tax liabilities arising on the acquired net assets of RAI, and described below. The tax rates in the Income Statement are therefore a credit of 27.4% in 2017, against a charge of 22.5% in 2016 and 22.8% in 2015. These are also affected by the inclusion of adjusting items described earlier and the associates and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding these items and the deferred tax credit in 2017, the underlying tax rate for subsidiaries was 29.7% in 2017 (2016: 29.8% and 2015: 30.5%). See the section Non-GAAP measures on page 220 for the computation of underlying tax rate for the periods presented.

Tax strategy

The Group’s global tax strategy is reviewed regularly by the Board. The operation of the strategy is managed by the Finance Director and Group Head of Corporate Tax with the Group’s tax position reported to the Audit Committee on a regular basis. The Board considers tax risks that may arise as a result of our business operations. In summary, the strategy includes:

–	complying with all applicable laws and regulations in countries in which we operate;

–	being open and transparent with tax authorities and operate to build mature professional relationships;

–	supporting the business strategy of the Group by undertaking efficient management of our tax affairs in line with the Group’s commercial activity;

–	transacting on an arm’s length basis for exchanges of goods and services between companies within the Group; and

–	engaging in proactive discussions with tax authorities on occasions of differing legal interpretation.

The publication of this strategy is considered to constitute compliance with the duty under paragraph 16(c) Schedule 19 Part 2 of the UK Finance Act 2016.

The taxation on ordinary activities for 2017 was a credit of £8.1 billion against a charge of £1.4 billion in 2016 and £1.3 billion in 2015, with tax paid (due to the timing of corporation tax instalment payments which straddle different financial years) of £1.7 billion (2016: £1.2 billion, 2015: £1.3 billion).

Our tax footprint extends beyond corporation tax, including significant payment of employment taxes and other indirect taxes including customs and import duties. The Group also collects taxes on behalf of governments (including tobacco excise, employee taxes, VAT and other sales taxes). The total tax contribution in 2017 of £37.4 billion (2016: £33.2 billion, 2015: £29.6 billion) therefore consists of both taxes borne and taxes collected as shown in the table provided.

In addition to the major taxes, there are a host of other taxes the Group bears and collects such as transport taxes, energy and environmental taxes, and banking and insurance taxes.

As part of the acquisition of RAI, the Group acquired the assets and liabilities of the RAI Companies. These are required to be fair valued at the date of acquisition, as disclosed in note 24 on the accounts, on page 165. The value of the net assets acquired created a deferred tax liability, valued within the purchase price allocation process at the prevailing rate of corporation tax at the date of acquisition, being 25 July 2017. Subsequently, on 22 December 2017, the US federal corporate tax rate was changed to 21%, effective from 1 January 2018. This revised rate has been used to value the deferred tax liability at the balance sheet date, reducing the liability and providing a credit to the income statement in 2017 of £9.6 billion. Due to the scale of the impact, this credit has been treated as an adjusting item.

Major taxes paid 2017
(£bn)

Major taxes paid

	2017	2016
	£bn	£bn

Tobacco excise (collected)	29.0	25.9
Net VAT and other sales
taxes (collected)	5.9	5.2
Corporation tax (borne)	1.7	1.2
Customs and import duties
(borne)	0.2	0.4
Taxes paid by employee
(collected)	0.4	0.3
Employment taxes (borne)	0.2	0.2

	37.4	33.2

The movements in deferred tax, taken through other comprehensive income, mainly relate to the change in the valuation of pensions in the year, as disclosed in note 13 in the Notes on the Accounts.

Where resolution is not possible, tax disputes may proceed to litigation. The Group seeks to establish strong tax technical positions. Where legislative uncertainty exists, resulting in differing interpretations, the Group seeks to establish that its position would be more likely than not to prevail. Transactions between Group subsidiaries are conducted on arm’s length terms in accordance with appropriate transfer pricing rules and OECD principles.

The tax strategy outlined above is applicable to all Group companies, including the UK Group; referene to tax authorities includes HMRC.

Deferred tax asset / (liability)
	2017 £m	2016 £m	2015 £m
Opening balance	(216)	(237)	(184)
Difference on exchange	852	(39)	(4)
Recognised on acquisition of RAI	(27,065)	–	–
Impact of US tax reforms	9,620	–	–
Other (charges) / credits to the income statement	136	(4)	(4)
Other (charges) / credits to other comprehensive income	(133)	70	(9)
Other movements	(6)	(6)	(36)
Closing balance	(16,812)	(216)	(237)

36	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Diluted earnings per share (EPS) (p)
Change in adjusted diluted EPS (%)
Change in adjusted diluted EPS at constant rates (%)

Earnings per share

Basic earnings per share were 634% higher at 1,836.3p (2016: 250.2p, up 8.4%, 2015: 230.9p) with the growth in 2017 benefiting from the movements related to the acquisition of RAI in the year and the impact of the US tax reform. 2016 was higher than 2015 due to growth in profit from operations and an increased contribution from RAI following the acquisition of Lorillard. After accounting for the dilutive effect of employee share schemes, diluted earnings per share were 634% higher than 2016 at 1,830.0p (2016: 249.2p, 2015: 230.3p).

Earnings per share are impacted by the adjusting items discussed earlier. Adjusted diluted EPS, as calculated in note 7 in the Notes on the Accounts, was up against the prior year by 14.9%, with 2016 ahead of 2015 by 18.8% at 247.5p. Adjusted diluted EPS at constant rates would have been 9.9% ahead of 2016 at 272.1p, with 2016 up 10.4% against 2015.

Dividends

On 26 April 2017, the Group announced its move to quarterly dividends with effect from 1 January 2018. Quarterly dividends will provide shareholders with a more regular flow of dividend income and will allow the Company to spread its substantial dividend payments more evenly over the year. The dividends will align better with the cash flow generation of the Group and so enable the Company to fund the payments more efficiently.

The Board has declared an interim dividend of 195.2p per ordinary share of 25p, payable in four equal quarterly instalments of 48.8p per ordinary share in May 2018, August 2018, November 2018 and February 2019. This represents an increase of 15.2% on 2016, (2016: 169.4p per share), and a payout ratio, on 2017 adjusted diluted earnings per share, of 69%.

As part of the transition to quarterly dividend payments, the Group committed that shareholders would receive the equivalent amount of total cash payment in 2018 as they would have under the previous payment policy.

Based upon 65% of 2017 earnings, under the previous calculation methodology, shareholders would have expected to receive a final dividend of 128.4p in May 2018 and an interim dividend of 61.6p in September 2018, being equivalent to one third of the dividend in respect of 2017, with total dividend expected to be received in 2018 of 190.0p.

A second interim dividend of 43.6p (equivalent to 25% of the cash dividend paid in 2017) was announced on 5 December 2017 and was paid on 8 February 2018. This second interim dividend and the three quarterly dividend amounts payable in the calendar year 2018 (May, August and November), ensure that shareholders receive the equivalent cash amount during the year as they would have under the previous payment policy.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates.

Under IFRS, the dividend is recognised in the year that it is declared or, if required, approved by shareholders. Therefore, the 2017 accounts reflect the 2016 final dividend (approved in April 2017), the 2017 interim dividend (approved in July 2017) and the second 2017 interim dividend (approved in December 2017), in total amounting to 218.2p (£4,465 million), against 155.9p (£2,910 million) in 2016. Further details of the total amounts of dividends paid in 2017 (with 2016 comparatives) are given in note 8 in the Notes on the Accounts.

Dividends are declared and payable in sterling except for those shareholders on the branch register in South Africa, where dividends are payable in rand. The equivalent dividends receivable by holders of ADSs in US dollars are calculated based on the exchange rate on the applicable payment date.

Further details of the quarterly dividends and key dates are set out under ‘Shareholder information’ on page 242.

BAT Annual Report and Form 20-F 2017	37

Financial Review

Treasury and cash flow

Treasury, liquidity and capital structure

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and managing the financial risks arising from underlying operations. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the Group. Such instruments are only used if they relate to an underlying exposure; speculative transactions are expressly forbidden under the Group’s treasury policy. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury function. See note 23 in the Notes on the Accounts for further detail.

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of providers. The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2017, the average centrally managed debt maturity was 9.2 years (2016: 8.2 years, 2015: 7.9 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 13.2% (2016: 18.1%, 2015: 15.0%).

The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of 4.5 times. The Group targets a gross interest cover, as calculated under its key central banking facilities, of greater than 5 times. For 2017, it is 7.8 times (2016: 12.2 times, 2015: 11.6 times).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook), respectively. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. All contractual borrowing covenants have been met and none are expected to inhibit the Group’s operations or funding plans.

The Group replaced the existing £3 billion revolving credit facility maturing in 2021 with a new two-tranche £6 billion revolving credit facility. This consists of a 364-day revolving credit facility of £3 billion (with a one-year extension and a one-year term out option), and a £3 billion revolving credit facility maturing in 2021. The Group also increased the EMTN programme from £15 billion to £25 billion and increased its US and European commercial paper programmes from US$3 billion to US$4 billion and from £1 billion to £3 billion, respectively, to accommodate the liquidity needs of the enlarged Group. At 31 December 2017, £600 million was drawn within the revolving credit facility (2016: undrawn) with £1.2 billion of commercial paper outstanding (2016: £254 million, 2015: £505 million), due to short term funding of the payment of the 2017 MSA liability.

Management believes that the Group has sufficient working capital for present requirements, taking into account the amounts of undrawn borrowing facilities and levels of cash and cash equivalents, and the ongoing ability to generate cash.

On 25 July 2017, British American Tobacco p.l.c. acceded as guarantor under the indentures of its indirect wholly owned subsidiaries RAI and R.J. Reynolds Tobacco Company. The securities issued under these indentures include approximately US$12.2 billion aggregate principal amount of unsecured RAI debt securities and approximately US$231 million aggregate principal amount of unsecured R.J. Reynolds Tobacco Company securities.

Cash flow

Net cash generated from operating activities

Net cash generated from operating activities increased in 2017 by £737 million (or 16.0%) largely due to the cash generated by RAI from 25 July 2017, the profit from operations earned in the period from the rest of the Group (as discussed on pages 44 to 47) and a reduction in inventories. This more than offset an increase in receivables, reduction in trade and other payables, the payment of the 2017 liability related to the MSA in the US and the final quarterly payments in relation to the Quebec Class Action.

In 2016, net cash generated from operating activities decreased by £110 million to £4,610 million, principally due to the Franked Investment Income Group Litigation Order receipts (FII GLO) of £963 million in 2015 that did not recur in 2016 and the continued payments on the Quebec Class Action.

Net cash used in investing activities

In 2017, net cash used in investing activities increased by £17,904 million to £18,544 million (2016: £640 million, 2015: £3,991 million) principally due to the acquisition of the shares in RAI not already owned by the Group. In 2016, cash outflows from investing activities mainly related to the acquisition of Ten Motives, and were lower than 2015, during which year the Group invested to maintain its shareholding in RAI during RAI’s acquisition of Lorillard and completed a number of other acquisitions including TDR.

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2017, the Group invested £862 million, an increase of 32.2% on the prior year (2016: £652 million, 2015: £591 million). The Group expects gross capital expenditure in 2018 of £1,075 million, mainly related to the ongoing investment in the Group’s operational infrastructure including the expansion of NGP.

38	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Summary cash flow

	2017	2016	2015
	£m	£m	£m
Cash generated from operations	6,119	4,893	5,400
Dividends received from associates	903	962	593
Tax paid	(1,675)	(1,245)	(1,273)
Net cash generated from operating activities	5,347	4,610	4,720
Net cash used in investing activities	(18,544)	(640)	(3,991)
Net cash used in financing activities	14,759	(4,229)	(219)
Differences on exchange	(391)	180	(272)
Increase / (Decrease) in net cash and cash equivalents	1,171	(79)	238

Net cash used in financing activities

In 2017, net cash used in financing activities was an inflow of £14,759 million, against an outflow of £4,229 million in 2016 and £219 million in 2015. The increase in cash flows in 2017 were mainly due to the debt movements below, largely the result of the financing undertaken in respect of the acquisition of RAI, partly offset by the payment of the dividend. The increase in outflows in 2016 was largely attributable to a reduction in cash inflows from borrowings of £3,445 million in 2016.

Dividends paid in 2017 increased to £3,465 million compared to £2,910 million in 2016 and £2,770 million in 2015. The increase in 2017 was due to the increased dividend per share and the higher number of shares in issue following the acquisition of RAI.

In March 2016, a US$300 million bond was repaid on maturity. In July 2016, the Group issued a £500 million bond maturing in 2021, and issued two bonds in September 2016 (a US$650 million bond maturing in 2019 and a £650 million bond maturing in 2052). The Group repaid on maturity a CHF 350 million bond in August 2016 and a £325 million bond in September 2016. On 19 July 2016, the Group exercised the make-whole provision for its US$700 million bond originally issued in 2008 pursuant to Rule 144A. The bond was redeemed on 18 August 2016, prior to its original maturity date of 15 November 2018.

In March and April 2017, the Group arranged short term bilateral facilities with some of its core banks for a total of approximately £1.6 billion equivalent. In June 2017, a €1,250 million bond and a US$600 million bond were repaid at maturity. In August 2017, the Group paid on maturity a US$500 million bond.

In July 2017, following the shareholder approvals of the acquisition of RAI, the Group used its US$25 billion acquisition facility provided by a syndicate of relationship banks comprising US$15 billion and US$5 billion bridge facilities with one-and two-year maturities, respectively. In addition, the acquisition facility included two $2.5 billion term loans with maturity in 2020 and 2022. In August 2017, the bridge facilities were refinanced in the US and European capital markets.

Eight US dollar denominated bonds were issued pursuant to Rule 144A with registration rights totalling US$17.25 billion. The issue comprised two bonds totalling US$3.25 billion maturing in August 2020, two bonds totalling US$3 billion maturing in August 2022, one US$2.5 billion bond maturing in August 2024, one US$3.5 billion bond maturing in August 2027, one US$2.5 billion bond maturing in August 2037 and one US$2.5 billion bond maturing in August 2047.

During 2017, four series of bonds were issued pursuant to the EMTN programme and comprised a £450 million bond maturing in August 2025 and three euro denominated bonds totalling €3.1 billion comprising a €1.1 billion bond maturing in August 2021, a €750 million bond maturing in November 2023 and a €1.25 billion bond maturing in January 2030.

Cash flow conversion

The conversion of profit from operations to net cash generated from operating activities may indicate the Group’s ability to generate cash from the profits earned. Based upon net cash generated from operating activities, the Group’s conversion rate decreased from 99% to 83% in 2017. This was largely due to the timing of the payment in relation to the 2017 liability for the MSA in December 2017, the costs associated with the acquisition of RAI and other adjusting items.

BAT Annual Report and Form 20-F 2017	39

Financial Review

Cash flow continued

Borrowings and net debt

Total borrowings increased to £49,450 million in 2017 (2016: £19,495 million; 2015: £17,001 million), largely due to the US$25 billion debt raised in connection with the acquisition of the remaining 57.8% of shares in RAI not previously owned by the Group and the consolidation of RAI’s debt on acquisition (US$13 billion). Borrowings increased in 2016 partly due to the issuance of GBP and US dollar bonds and the impact of devaluation of sterling on the year end balances.

Net debt is a non-GAAP measure and is defined as total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments. Net debt at 31 December 2017 was £45,571 million (2016: £16,767 million; 2015: £14,794 million), with the movement in net debt in 2017 and 2016 largely due to the movement in borrowings, described above.

Retirement benefit schemes

The Group’s subsidiaries operate around 190 retirement benefit arrangements worldwide. The majority of the scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants.

The Group also operates a number of defined contribution schemes. The present total value of funded scheme liabilities as at 31 December 2017 was £11,868 million (2016: £7,155 million; 2015: £5,956 million), while unfunded scheme liabilities amounted to £1,157 million (2016: £476 million; 2015: £364 million). The schemes’ assets increased from £6,086 million in 2015 to £7,278 million in 2016 and to £12,350 million in 2017. After excluding unrecognised scheme surpluses of £23 million (2016: £18 million; 2015: £11 million), the overall net liability for all pension and health care schemes in Group subsidiaries amounted to £698 million at the end of 2017, compared to £371 million at the end of 2016 (2015: £245 million). Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments.

Accounting policies

The application of the accounting standards and the accounting policies adopted by the Group are set out in the Group Manual of Accounting Policies and Procedures (GMAPP).

GMAPP includes the Group instructions in respect of the accounting and reporting of business activities, such as revenue recognition, asset valuations and impairment testing, adjusting items, the accrual of obligations and the appraisal of contingent liabilities, which include taxes and litigation. Formal processes are in place whereby central management and end-market management confirm adherence to the principles and the procedures and to the completeness of reporting. Central analyses and revision of information are also performed to ensure and confirm adherence.

In order to prepare the Group’s consolidated financial information in accordance with IFRS, management has used estimates and assumptions that affect the reported amounts of revenue, expenses, assets and the disclosure of contingent liabilities at the date of the financial statements.

The critical accounting estimates are described in note 1 in the Notes on the Accounts and include:

–	review of asset values, including goodwill and impairment testing;

–	estimation and accounting for retirement benefit costs;

–	estimation of provisions, including as related to taxation and legal matters; and

–	estimation of the fair values of acquired net assets arising in a business combination.

The critical accounting judgements are described in note 1 on the financial statements and include;

–	identification and quantification of adjusting items; and

–	review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency or multiple exchange rates.

Reconciliation of total borrowings to net debt
	2017	2016	2015
	£m	£m	£m
Total borrowings*	49,450	19,495	17,001
Derivatives in respect of net debt:
– assets	(640)	(809)	(373)
– liabilities	117	300	164
Cash and cash equivalents	(3,291)	(2,204)	(1,963)
Current available for sale investments	(65)	(15)	(35)
Net debt	45,571	16,767	14,794

*	borrowings as at 31 December 2017 include £947 million in respect of the purchase price adjustments relating to the acquisition of Reynolds.

40	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Other

Accounting developments

The Group has prepared its annual consolidated financial statements in accordance with IFRS. There were no material changes to the accounting standards applied in 2017 from those applied in 2016.

Future changes applicable on the accounting standards that will be applied by the Group are set out in the Notes on the Accounts (note 1 – Accounting Policies).

IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers will apply to the Group Financial Statements with effect from 1 January 2018, and the expected impact of these changes is also disclosed in note 1.

Under IFRS 9, the recognition of potential impairment of receivables under the expected loss model, and changes in the carrying value of debt modified in historic liability management exercises, are expected to reduce reserves by £37 million at 1 January 2018.

Under IFRS 15, certain trade related expenditure is reclassified from operating costs, reducing reported revenue in 2017 by £664 million (2016: £618 million). In addition, in 2017, an adjustment for the timing of payments to indirect customers would have reduced revenue and profit from operations by £64 million.

Foreign exchange rates

The principal exchange rates used to convert the results of the Group’s foreign operations to sterling, for the purposes of inclusion and consolidation within the Group’s financial statements, are indicated in the table below.

Where the Group has provided results at constant rates of exchange this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

Litigation and settlements

As discussed in note 28 in the Notes on the Accounts, various legal proceedings or claims are pending or may be instituted against the Group.

Government activity

The marketing, sale, taxation and use of tobacco products have been subject to substantial regulation by government and health officials for many years. For information about the risks related to regulation, see page 49 and pages 226 to 231.

Off-balance sheet arrangements and contractual obligations

Except for operating leases, the Group has no significant off-balance sheet arrangements. The Group has contractual obligations to make future payments on debt guarantees. In the normal course of business, it enters into contractual arrangements where the Group commits to future purchases of services from unaffiliated and related parties. See page 224 for a summary of the contractual obligations as at 31 December 2017.

Going concern

A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this Annual Report and Form 20-F.

The key Group risk factors include analyses of financial risk and the Group’s approach to financial risk management. Notes 20 and 23 in the Notes on the Accounts provide further detail on the Group’s borrowings and management of financial risks.

The Group has, at the date of this report, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the proven ability to generate cash from trading activities, the performance of the Group’s Global Drive Brands, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budget, plans and financing arrangements for the next three years, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

Foreign exchange rates

			Average			Closing

	2017	2016	2015	2017	2016	2015

Australian dollar	1.681	1.824	2.036	1.730	1.707	2.026

Brazilian real	4.116	4.740	5.101	4.487	4.022	5.831

Canadian dollar	1.672	1.795	1.954	1.695	1.657	2.047

Euro	1.142	1.224	1.378	1.127	1.172	1.357

Indian rupee	83.895	91.022	98.070	86.343	83.864	97.508

Japanese yen	144.521	147.466	185.012	152.387	144.120	177.303

Russian rouble	75.170	91.026	93.591	77.880	75.429	107.646

South African rand	17.150	19.962	19.522	16.747	16.898	22.839

US dollar	1.289	1.355	1.528	1.353	1.236	1.474

BAT Annual Report and Form 20-F 2017	41

Financial Review

Regional review
United States
“These are exciting times as Reynolds American Inc. is integrated with BAT – the integration is going well, with the business continuing to deliver”
Ricardo Oberlander
President and CEO (RAI)

Our US business (Reynolds American) includes:

–	the second largest tobacco company in the United States, R.J. Reynolds Tobacco Company;

–	Santa Fe Natural Tobacco Company, Inc. (manufacturing Natural American Spirit);

–	American Snuff Company LLC, the second largest smokeless tobacco company in the United States; and

–	Other business units of R.J. Reynolds Vapor, Niconovum USA, Inc. and Niconovum AB, principally managing the development and commercialisation of NGP.

RAI’s largest operating unit is R.J. Reynolds Tobacco Company with a brand portfolio which includes three of the top four best-selling cigarettes in the United States: Newport, Camel and Pall Mall. These, and other brands including Doral, Misty and Capri, are manufactured in a variety of styles and marketed throughout the United States.

R.J. Reynolds Tobacco Company owns a manufacturing facility near Winston-Salem, North Carolina – a facility capable of producing approximately 115 billion cigarettes a year. Cigarettes are distributed primarily through a combination of direct wholesale deliveries from two distribution centres and public warehouses located throughout the United States.

R.J. Reynolds Tobacco Company also offers a smokeless tobacco product called Camel Snus – a heat-treated tobacco product sold in individual pouches.

The second largest operating unit is Santa Fe Natural Tobacco Company, Inc. – which manufactures and markets premium cigarettes and other tobacco products under the Natural American Spirit brand in the United States. Natural American Spirit is one of the top ten brands in the United States.

Santa Fe Natural Tobacco Company, Inc. owns a manufacturing facility in Oxford, North Carolina.

The RAI Companies also include the United States’ second largest smokeless tobacco manufacturer, American Snuff Company, LLC, which offers consumers a range of differentiated smokeless tobacco products, primarily moist snuff. The main brands are Grizzly and Kodiak.

American Snuff Company, LLC owns manufacturing facilities in Memphis, Tennessee; Clarksville, Tennessee and Winston-Salem, North Carolina.

Also included within the US business are a number of other products including:

–	Vuse “Digital” vapour cigarette products, one of the top-selling vapour products in convenience/gas stores, and available in more than 110,000 retail outlets across the United States; and

–	Zonnic, a nicotine replacement therapy gum, available in approximately 40,000 retail outlets across the United States.

All financial statements and financial information provided by the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial records of the US business or RAI (and/or the RAI Group). For the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in this Annual Report and Form 20-F relates to the US business or RAI (and/or the RAI Group) it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

42	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Volume and Market Share

In the period since acquisition, cigarette volume was 36 billion, outperforming the industry with total cigarette market share at 34.7%, up 20 bps on 2016. Newport and Natural American Spirit continued to grow market share driven by the investment into the trade and, together, they are the fastest growing premium brands on the market. Camel market share increased due to the performance of the menthol range. Pall Mall market share was lower due to the price competition in the value for money category. Combined, the US drive brands grew market share by 40 bps in 2017.

Volume of moist snuff was equivalent to 3.2 billion sticks in the period since acquisition. Total moist market share was up 100 bps on 2016 to 34.4%, primarily due to the performance of Grizzly in the moist snuff category, benefiting from its strength in the pouch and wintergreen categories, as well as the recent national expansion of its Dark Select style and the limited edition packs.

Revenue

Revenue was £4,211 million in the period since acquisition.

Profit from operations

Profit from operations was £1,318 million in the period since acquisition. Profit from operations was impacted by the FDA user fees of £62 million and product liability defence costs of £59 million. Additionally, £865 million was incurred as part of the State Settlement Agreements, with £109 million credits recognised as part of the non-participating manufacturers (NPM) adjustment claims.

The United States business also incurred other costs that relate to adjusting items, including the Engle progeny cases, tobacco related or other litigation and other costs associated with the integration with the rest of the Group. Adjusted profit from operations at constant rates was £1,980 million for the period since acquisition.

BAT Annual Report and Form 20-F 2017	43

Financial Review

Regional review continued

Eastern Europe, Middle East and Africa (EEMEA)

“Growing market share driven by the GDBs, underpins a resolute performance in challenging circumstances”

Johan Vandermeulen

Regional Director

Key markets

Algeria, Egypt, GCC, Iran, Iraq, Kazakhstan, Morocco, Nigeria, Russia,

South Africa, Turkey, Ukraine

Volumes and market share

Volume in 2017 was 228 billion, a decline of 3.4% on the prior year, as higher volume in Nigeria, GCC, Turkey and Algeria was more than offset by reductions in Ukraine, South Africa, Russia and Iran. Market share was up 30 bps as growth in Russia and Turkey, driven by Rothmans and Kent, and GCC, more than offset a lower market share in South Africa.

In 2016, volume was 236 billion, up 3.0% (2015: 229 billion) as growth in a number of markets including Ukraine, Russia, Turkey and Algeria were partly offset by lower volume in South Africa and GCC. Market share grew in Russia and Turkey, which was driven by Kent and Rothmans, and in Ukraine.

Revenue

Revenue was up 4.4% at £3,915 million as pricing in a number of markets, including Ukraine, Turkey and Iran, and the impact of the devaluation in sterling, more than offset the decline in volume in the region and down-trading in both Russia (due to competitive pricing in the low segment) and GCC (following the increase in excise). On a constant currency basis, adjusted revenue was up 0.6% at £3,773 million.

In 2016, revenue was up 10.0% at £3,750 million (2015: £3,408 million). This growth was driven by the higher regional volume and pricing, notably in Russia, GCC, Nigeria, Turkey and Egypt, more than offsetting the down-trading in South Africa and GCC. On a constant currency basis, adjusted revenue was up 10.1% at £3,753 million.

Profit from operations

Profit from operations was 5.4% higher in 2017, at £1,246 million, driven by the growth in revenue and the foreign exchange tail wind due to the devaluation of sterling. Before adjusting items and the impact of exchange on the regional performance, adjusted profit from operations at constant rates of exchange fell by 1.9%, to £1,265 million, as the impact of the excise change in GCC, down-trading in Russia and continued transactional foreign exchange headwinds on cost of sales more than offset the growth in Ukraine, Iran and Algeria.

In 2016, profit from operations grew by 4.9% to £1,182 million (2015: £1,127 million) as growth in Russia, Turkey and Algeria, more than offset a decline in Ukraine (impacted by geopolitical volatility and competitive pricing), Iran (largely due to the retrospective application of an increase in excise) and South Africa, driven by down-trading and higher illicit trade. Excluding adjusting items and the impact of exchange on the regional results, adjusted profit from operations was up 5.3% at constant rates at £1,271 million (2015: £1,208 million).

44	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Asia-Pacific

“glo provides a platform for further success as the business continues to perform well”

Johan Vandermeulen

Regional Director

Key markets

Australia, Bangladesh, Indonesia, Japan, Malaysia,

New Zealand, Pakistan, South Korea, Taiwan, Vietnam

Volumes and market share

Volume was lower in 2017 (down 1.3% at 193 billion). glo was launched nationally in Japan and South Korea, performing well with national market share in Japan reaching 3.6% in December 2017. Volume from glo and cigarette volume growth in Bangladesh was more than offset by the lower combustible volume in Japan and industry volume decline in Malaysia, Pakistan and South Korea. Market share was higher, up 60 bps, with growth in Bangladesh, Japan, Pakistan and Australia, driven by Lucky Strike, Pall Mall and Rothmans, more than offsetting lower market share in Malaysia and Indonesia, which was due to down-trading.

In 2016, volume was 196 billion, 0.9% down on 2015, as higher volume in Bangladesh, Vietnam, South Korea and Indonesia, was more than offset by industry declines in Pakistan and Malaysia. Market share was down as down-trading in Malaysia and South Korea more than offset increases in Australia, Japan and Indonesia.

Revenue

In 2017, revenue was up by 5.7% at £4,509 million due to the combination of volume and pricing, notably in Bangladesh, Australia and New Zealand, revenue from glo following the roll-out and subsequent growth in Japan and South Korea, and the positive impact of the devaluation in sterling on the reported results. This more than offset the impact of down-trading in Malaysia, and the industry contraction combined with growth in illicit trade in Pakistan.

Excluding the positive currency effect, on a constant exchange rate basis, adjusted revenue increased by 1.3% to £4,320 million.

In 2016, revenue grew 13.1% to £4,266 million, as volume movements and pricing led to higher revenue in Bangladesh, Pakistan, Indonesia and Sri Lanka, combined with the currency tailwind following the devaluation of sterling. On a constant currency basis, adjusted revenue fell by 0.1%.

Profit from operations

Profit from operations was 14.4% higher in 2017 at £1,638 million, as the growth in revenue, and transactional foreign exchange tailwinds notably due to the relative movements in the US dollar and euro against the Japanese yen, were partly offset by the investment behind glo in Japan and South Korea and negative mix effects from down-trading in Malaysia.

Before adjusting items, which mainly related to the Malaysian factory closure and the amortisation of trademarks, and the impact of exchange rate movements on the reported results, adjusted profit from operations on a constant currency basis was up 2.7% at £1,674 million.

In 2016, profit from operations was up 5.2% at £1,432 million (2015: £1,361 million), driven by revenue growth noted above and productivity initiatives in South Korea. Before the impact of the South Korea sales tax, restructuring in Japan and Australia and the factory closure in Malaysia, adjusted profit from operations, at constant rates increased by 1.3% to £1,488 million (2015: £1,469 million).

BAT Annual Report and Form 20-F 2017	45

Financial Review

Regional review continued

Americas “Pricing more than offset volume declines in a difficult environment, with profit from operations increasing”
Kingsley Wheaton
Regional Director
Key markets
Argentina, Brazil, Canada, Chile, Colombia, Mexico

Volume and market share

Volume was 5.0% lower in 2017 at 107 billion, as growth in Mexico was more than offset by the difficult economic conditions which led to continued down-trading and industry contraction in Brazil and Argentina, and the growth of illicit trade in Chile. Market share was flat as the combined growth in Mexico, Argentina, Colombia and Chile offset Brazil, which was lower despite the continued success of Minister and Kent (following the migration from Free).

In 2016, volume was down 8.8% at 113 billion (2015: 124 billion) as higher volume in Mexico and Colombia was more than offset by declines in Brazil (due to the VAT and excise-led price increase) and Venezuela, where price increases impacted consumer affordability and disposable income.

Revenue
Revenue grew by 9.0% in 2017, to £3,125 million. This was driven by pricing across the region, with revenue higher in Canada, Mexico, Chile and Colombia, more than offsetting a decline in Brazil and in Venezuela, where the deterioration in the exchange rate more than offset higher pricing due to local inflation. On a constant rate basis adjusted revenue was up 10.8% at £3,178 million.

In 2016, revenue was up by 5.4% at £2,868 million (2015: £2,720 million), driven by pricing in Canada, Chile, Venezuela, and Colombia more than offsetting the volume decline and delay in pricing in Mexico. The reported results were also impacted by the volatility on the currency markets. On a constant rate basis, adjusted revenue increased by 10.8%.

Profit from operations
In 2017, profit from operations increased by 12.8%, to £1,147 million. This was mainly due to the growth in revenue noted above.

Excluding adjusting items, that largely relate to the amortisation of acquired trademarks, and the impact of currency, adjusted profit from operations at constant rates increased by 9.9% to £1,288 million.

Profit from operations fell by 6.0% in 2016 to £1,017 million (2015: £1,082 million). Growth in profit from operations in Canada, Chile and Colombia, driven by the increase in revenue and the positive impact of the weakness of sterling, was more than offset by lower profit in Brazil, which was due to the lower revenue and costs associated with the factory down-sizing. After adjusting for such restructuring costs, the amortisation of acquired trademarks and the impact of exchange rate movements, adjusted profit from operations at constant rates increased by 2.8% to £1,202 million (2015: £1,169 million).

46	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Western Europe
“Growth driven by strong fundamentals, acquisitions and the increasing contribution from Vype”
Tadeu Marroco
Regional Director
Key markets
Belgium, Czech Republic, Denmark, France, Germany, Italy, Netherlands, Poland, Romania, Spain, Switzerland, United Kingdom

Volume and market share

In 2017, volume was 122 billion, an increase on 2016 of 1.7%. This was driven by the contribution from the tobacco assets of Bulgartac and FDS acquired in the year, and higher volume in Spain, Romania, Portugal, Poland and Hungary, which more than offset lower volume in Italy and Greece. On an organic basis, volume fell 0.8%.

Market share was up 30 bps, driven by Germany, Spain, Romania and Poland largely due to the performance of Rothmans, Pall Mall and Lucky Strike.

Volume was up in 2016 by 6.7%, benefiting from the acquisition of TDR (in Croatia) and higher volume in Poland and Romania, more than offsetting declines in the UK, Denmark and Germany. Excluding the acquisition of TDR, on an organic basis volume was up 2.4% on 2015 (2015: 112 billion). Market share was lower despite growth in Romania through Pall Mall and Dunhill, which was more than offset by lower market share in Switzerland, Italy and Denmark.

Revenue

Revenue, in 2017, grew by 17.2% to £4,532 million, as the positive effect of acquisitions in the year and higher revenue in Germany, Romania, and Spain, offset a decline in the UK due to aggressive pricing in the market and lower revenue in Italy and France. Excluding excise on goods acquired under short-term contract manufacturing arrangements, on an adjusted, constant rate basis, revenue was up 3.6%, or 0.9% excluding acquisitions.

In 2016, revenue grew by 20.7% to £3,867 million (2015: £3,203 million). This was due to the contribution from TDR, and pricing, notably in Germany, Romania, Italy and Poland, and the weakness of sterling in the period. Excluding the impact of currency and the contribution from TDR in the period, on an adjusted organic constant rate basis revenue increased by 3.6% to £3,317 million.

Profit from operations

Profit from operations grew 8.0% in 2017 to £1,127 million, due to improved revenue and devaluation in sterling, with profit from operations up in Germany, Romania, Denmark and Spain. This was partly offset by the costs of the ongoing closure of the factory in Germany and impairment of certain assets related to a third-party distributor (Agrokor) in Croatia, the partial absorption of excise in France, investment behind NGP in the UK and lower profit from operations in Belgium and Netherlands. Excluding the acquisitions, adjusting items (including Agrokor, factory closure costs and trademark amortisation) and the impact of foreign exchange, adjusted organic profit from operations at constant rates of exchange increased by 4.9% to £1,456 million.

In 2016, profit from operations increased by 5.5% to £1,044 million, driven by increases in Germany, Romania, Italy and France and the devaluation in sterling. Excluding adjusting items, largely related to the factory closure in Germany and the amortisation of acquired trademarks, and the impact of foreign exchange, adjusted profit from operations at constant rates of exchange grew by 7.8% to £1,236 million.

BAT Annual Report and Form 20-F 2017	47

Business Environment

Principal Group risk factors

Overview

The principal risk factors that may affect the Group are set out on the following pages.

Each risk is considered in the context of the Group’s strategy, as set out in this Strategic Report on pages 8 and 9. Following a description of each risk, its potential impact and management by the Group is summarised. Clear accountability is attached to each risk through the risk owner.

The Group has identified risks and is actively monitoring and taking action to manage the risks. This section focuses on those risks that the Directors believe to be the most important after assessment of the likelihood and potential impact on the business. Not all of these risks are within the control of the Group and other factors besides those listed may affect the Group’s performance. Some risks may be unknown at present. Other risks, currently regarded as less material, could become material in the future.

The risk factors listed in this section and the activities being undertaken to manage them should be considered in the context of the Group’s internal control framework. This is described in the section on risk management and internal control in the corporate governance statement on page 68. This section should also be read in the context of the cautionary statement on page 239.

Time frame

Short term

Medium term

Long term

Strategic impact
Growth
Productivity
Winning organisation
Sustainability

48	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Risks

Competition from illicit trade

Increased competition from illicit trade – either local duty evaded, smuggled illicit white cigarettes or counterfeits.

Time frame	Strategic impact

Long term	Growth
Impact
Erosion of brand value, with lower volumes and reduced profits. Reduced ability to take price increases. Investment in trade marketing and distribution is undermined.

Tobacco and nicotine regulation inhibits growth strategy
The enactment of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products.

Time frame	Strategic impact

Medium term	Growth and Sustainability
Impact

Erosion of brand value through commoditisation, the inability to launch innovations, differentiate products, maintain or build brand equity and leverage price.

Adverse impact on ability to compete within the legitimate tobacco or nicotine industry and also with increased illicit trade.

Reduced consumer acceptability of new product specifications, leading to consumers seeking alternatives in illicit trade.

Shocks to share price on enactment of restrictive regulation.

Reduced ability to compete in future product categories and make new market entries.

Increased scope and severity of compliance regimes in new regulation leading to higher costs, greater complexity and potential reputational damage or fines for inadvertent breach.

Please refer to pages 228 to 231 for details of tobacco and nicotine regulatory regimes under which the Group’s businesses operate.

BAT Annual Report and Form 20-F 2017	49

Business Environment

Principal Group risk factors continued

Risks continued

Significant excise increases or structure changes

The Group is exposed to unexpected and/or significant excise increases or structure changes in key markets.

Time frame	Strategic impact

Long term	Growth
Impact

Consumers reject the Group’s legitimate tax-paid products for products from illicit sources or cheaper alternatives.

Reduced legal industry volumes.

Reduced sales volume and/or portfolio erosion.

Partial absorption of excise increases.

Litigation
Product liability, regulatory or other significant cases may be lost or compromised resulting in a material loss or other consequence.

Time frame	Strategic impact

Long term	Growth
Impact

Damages and fines, negative impact on reputation, disruption and loss of focus on the business.

Consolidated results of operations, cash flows and financial position could be materially affected, in a particular fiscal quarter or fiscal year, by region or country, by an unfavourable outcome or settlement of pending or future litigation.

Please refer to note 28 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

50	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Geopolitical tensions

Geopolitical tensions, social unrest, terrorism and organised crime have the potential to disrupt the Group’s business in multiple markets.

Time frame	Strategic impact

Medium term	Growth
Impact

Potential loss of life, loss of assets and disruption to normal business processes.

Increased costs due to more complex supply chain arrangements and/or the cost of building new facilities or maintaining inefficient facilities.

Lower volumes as a result of not being able to trade in a country.

Inability to obtain price increases and impact of increases on consumer affordability thresholds
Annual price increases are among the key drivers in increasing the Group’s profitability. The Group faces a risk that such price increases will not materialise.

Time frame	Strategic impact

Short/Medium term	Growth
Impact

Inability to achieve strategic growth metrics.

Funds to invest in growth opportunities are reduced.

Volumes may reduce faster than anticipated due to accelerated market decline leading to growth of illicit trade.

BAT Annual Report and Form 20-F 2017	51

Business Environment

Principal Group risk factors continued

Risks continued

Disputed taxes, interest and penalties

The Group may face significant financial penalties, including the payment of interest in the event of an unfavourable ruling by a tax authority in a disputed area.

Time frame	Strategic impact

Short/Medium term	Productivity
Impact
Significant fines and potential legal penalties. Disruption and loss of focus on the business due to diversion of management time. Impact on profit and dividend.

Please refer to note 28 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Market size reduction and consumer down-trading

The Group is faced with steep excise-led price increases and, due in part to the continuing difficult economic and regulatory environment in many countries, market contraction and consumer down-trading is a risk.

Time frame	Strategic impact

Short/Medium term	Growth
Impact
Volume decline and portfolio mix erosion. Funds to invest in growth opportunities are reduced.

Foreign exchange rate exposures
The Group faces translational and transactional foreign exchange (FX) rate exposure for earnings/cash flows from its global business.

Time frame	Strategic impact

Short/Medium term	Productivity
Impact

Fluctuations in FX rates of key currencies against sterling introduce volatility in reported EPS, cash flow and the balance sheet driven by translation into sterling of our financial results and these exposures are not normally hedged.

The dividend may be impacted if the payout ratio is not adjusted.

Differences in translation between earnings and net debt may affect key ratios used by credit rating agencies.

Volatility and/or increased costs in our business, due to transactional FX, may adversely impact financial performance.

52	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Injury, illness or death in the workplace

The risk of injury, death or ill health to employees and those who work with the business is a fundamental concern of the Group and can have a significant effect on its operations.

Time frame	Strategic impact

Short term	Sustainability
Impact

Serious injuries, ill health, disability or loss of life suffered by employees and the people who work with the Group.

Exposure to civil and criminal liability and the risk of prosecution from enforcement bodies and the cost of associated fines and/or penalties.

Interruption of Group operations if issues are not addressed immediately.

High staff turnover or difficulty recruiting employees if perceived to have a poor Environment, Health and Safety (EHS) record.

Reputational damage to the Group.

Solvency and liquidity
Liquidity (access to cash and sources of finance) is essential to maintaining the Group as a going concern in the short term (liquidity) and medium term (solvency).

Time frame	Strategic impact

Short/Medium term	Productivity
Impact

Inability to fund the business under our current capital structure resulting in missed strategic opportunities or inability to respond to threats.

Decline in our creditworthiness and increased funding costs for the Group.

Requirement to issue equity or seek new sources of capital.

Reputational risk of failure to manage the financial risk profile of the business, resulting in an erosion of shareholder value reflected in an underperforming share price.

BAT Annual Report and Form 20-F 2017	53

Business Environment

Principal Group risk factors continued

Risks continued

Failure to successfully develop and commercialise Next Generation Products
Risk of not capitalising on the opportunities in developing and commercialising successful and consumer-appealing Next Generation Products.

Time frame	Strategic impact

Long term	Growth
Impact
Failure to deliver Group strategic imperative and 2020 growth ambition. Inability to achieve strategic growth metrics.

The Strategic Report was approved by the Board of Directors on 21 February 2018 and signed on its behalf by Paul McCrory, Company Secretary.

54	BAT Annual Report and Form 20-F 2017

Directors’ Report	Strategic Report	Governance	Financial Statements	Other Information

Chairman’s introduction

on Governance

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Dear Shareholder

A key focus of the Board during 2017 was the oversight of the acquisition of RAI. In addition to our scheduled Board programme, during the months leading up to the acquisition, the Board convened several additional meetings during which it received detailed briefings from senior management and external advisers on the RAI business and the legal and governance implications of the acquisition.

As a result of the acquisition, we are subject to additional US compliance obligations as a ‘foreign private issuer’, including certain requirements of the NYSE Rules and US Securities laws including the Exchange Act and SOx. We carried out a full review of our key policies and governance frameworks to ensure that they would meet all required governance requirements post acquisition.

Our Audit Committee was instrumental in reviewing our internal control processes to ensure alignment with US and SOx requirements, particularly in the areas of Audit Committee responsibilities, financial disclosures, and conflicts of interest. The review resulted in changes to our Audit Committee Terms of Reference and our Auditor Independence Policy; the creation of a SOx Steering Committee and Disclosure Committee composed of senior management to provide day to day oversight of SOx issues; and the approval of a Code of Ethics for the Chief Executive and Senior Financial Officers. Please see our Audit Committee report on pages 65 to 70 for further details.

Our Nominations Committee carried out an externally facilitated review of the composition, independence, diversity and skills set of our Board, and following the acquisition of RAI we made three new appointments to the Board. A full report on the activities of our Nominations Committee can be found on pages 71 and 72.

We continue to pay close attention to business conduct issues. As previously reported, we are investigating, through external legal advisers, allegations of misconduct and have been liaising with the UK’s Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. We are cooperating with the SFO’s investigation and a sub-Committee of the Board continues to have oversight of these matters.

We have improved our global business conduct governance framework, implementing the Group’s new global compliance programme, known as ‘Delivery with Integrity’. Driven by our Business Conduct & Compliance (BC&C) department, the programme focuses on driving a globally consistent approach to compliance, and strengthening our existing processes, across the Group. Further information on the work of the BC&C department can be found on page 28.

It is important that the Board is equipped with the right balance of skills and expertise and has a deep understanding of the business. I led the internal evaluation of the Board’s performance during the year, which found that the Board continues to perform effectively. Market visits and engagement with our senior management remain key to the Board’s understanding of our business, and our meetings held in the US provided an excellent insight into the US business, its strategy and future challenges. Further details on the Board performance evaluation can be found on pages 63 and 64.

Corporate governance requirements continue to evolve, with the possibility of significant UK corporate governance reforms during 2018. I look forward to continuing the Board’s engagement with our shareholders and corporate governance stakeholders on governance issues.

On behalf of the Board, I confirm that we believe that this Annual Report presents a fair, balanced and understandable assessment of the Company’s position, its performance and prospects, as well as its business model and strategy.

Richard Burrows

Chairman

BAT Annual Report and Form 20-F 2017	55

Directors’ Report

Board of Directors

Nationality: Irish

Position: Chairman since November 2009; Non-Executive Director since September 2009; Chairman of the Nominations Committee.

Other appointments: Chairman of the Board and Chair of the Nomination, Remuneration and Compliance Committees of Craven House Capital plc; Senior Independent Director and Chairman of the Remuneration Committee of Rentokil Initial plc; Supervisory Board member and Chairman of the Remuneration Committee at Carlsberg A/S.

Skills and experience: Richard brings considerable consumer goods and international business experience to the Board, having been Chief Executive of Irish Distillers and Co-Chief Executive of Pernod Ricard. Prior to joining the Board, Richard was Governor of the Bank of Ireland. Richard is a Fellow of the Institute of Chartered Accountants of Ireland.

Nationality: British

Position: Senior Independent Director since October 2016; Non-Executive Director since 2010; Chairman of the Audit Committee since October 2016 and member of the Nominations Committee.

Other appointments: NED and Chair of the Audit and Compliance Committee of International Consolidated Airlines Group S.A.; Chairman and Chair of the Nominations, Audit and Compliance and Risk and Remuneration Committees of F&C Asset Management plc.

Skills and experience: Kieran brings a wealth of financial and international experience to the Board. He was Chairman and Senior Partner of PricewaterhouseCoopers from 2000 to his retirement in 2008, having started as a graduate trainee in 1971; and is a former Chairman of Nomura International PLC. Kieran served on the President’s Committee of the Confederation of British Industry and as member of an advisory committee for the Chancellor of the Exchequer. Kieran is a Chartered Accountant.

Nationality: Brazilian/Italian

Position: Chief Executive since 2011.

Other appointments: Non-Executive Director of Reckitt Benckiser Group plc.

Skills and experience: Nicandro has extensive leadership skills developed in various senior international roles within the Group. He joined Souza Cruz in Brazil in 1981, rising to become President of that company. Nicandro joined the Management Board in 2006 as Regional Director for the Africa and Middle East region. He joined the Board in 2008 as Chief Operating Officer, before being appointed as Chief Executive in 2011.

Nationality: British

Position: Finance Director since 2008.

Other appointments: Non-Executive Director of ISS A/S.

Skills and experience: Ben joined the Group in 1990 and has broad international experience spanning both senior finance and general management roles. He was Head of Merger Integration following the merger with Rothmans and Chairman and Managing Director of both Pakistan Tobacco Company and British American Tobacco Russia. Ben was appointed to the Management Board in 2001 as Development Director and became Director, Europe, in 2004. He joined the Board in 2008 as Finance Director.

Nationality: British

Position: Non-Executive Director since 2015; member of the Nominations and Remuneration Committees.

Other appointments: Special Adviser, Chime Group; NED and Chair of the Corporate Responsibility Committee of Dairy Crest Group plc; NED and Chair of the Remuneration Committee of Millennium & Copthorne Hotels plc; NED and Chair of the Nominations & Remuneration Committee of Accsys Technologies PLC.

Skills and experience: Sue brings considerable expertise in marketing, branding and consumer issues to the Board. Sue is a former Chairwoman of both the Marketing Society and the Marketing Group of Great Britain. Prior to joining the Chime Group in 2003, where she was Director, Strategic and Business Development until 2015, Sue’s career in corporate communications included roles with the BBC and Vauxhall Motors.

Nationality: Canadian/British

Position: Non-Executive Director since 2011; member of the Nominations and Remuneration Committees. Ann will retire at the conclusion of the AGM on 25 April 2018.

Other appointments: Senior Independent Director and Chair of the Audit Committee of Rio Tinto plc and Rio Tinto Limited; NED and Chair of the Compensation Committee of UBS Group AG and UBS AG.

Skills and experience: Ann has more than 25 years’ experience in the financial services industry. She spent 10 years at Swiss Re Group, latterly as Chief Financial Officer from 2003 to 2007. From 2008 until 2009 she was CFO of Northern Rock during the initial phase of its public ownership. Ann was a NED and Chair of the Audit Committee of Prudential plc until May 2017. Ann is a Fellow of the Certified General Accountants Association of Canada and a Fellow of the Institute of Chartered Professional Accountants.

Nationality: German

Position: Non-Executive Director since August 2016; member of the Audit and Nominations Committees.

Other appointments: Supervisory Board member and Chair of Audit Committee of Bilfinger SE; NED of NXP Semiconductors N.V.; Vice Chairwoman of the Supervisory Board of ProSiebenSat.1 Media SE; Supervisory Board member of Uniper SE.

Skills and experience: Marion brings significant financial expertise and operational experience gained at an international level having spent her working life managing businesses across Europe, the Americas and Asia. Her extensive career includes Chief Financial Officer positions at Celesio, Q-Cells and ThyssenKrupp Elevator Technology.

Nationality: Canadian

Position: Non-Executive Director since 25 July 2017; member of the Nominations and Remuneration Committees.

Other appointments: President and Chief Executive Officer of Canadian National Railway Company.

Skills and experience: Luc brings with him extensive financial and strategic experience, including in the US tobacco sector as an independent director of RAI from 2008 until the acquisition in 2017. Before being appointed to his current role at the Canadian National Railway Company, Luc had served as Executive Vice President and Chief Financial Officer since 2009. He was Executive Vice President of Power Corporation of Canada from 2005 to 2009 and was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of the Company from 2003 to 2005 and Executive Vice President and Chief Financial Officer from 1998 to 2003.

56	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Nationality: American

Position: Non-Executive Director since 25 July 2017; member of the Audit and Nominations Committees.

Other appointments: NED of Vesuvius and AES Corporation; Senior Adviser to Corsair Capital LLC.

Skills and experience: Holly has extensive operational and financial management experience in the US business environment and served as an independent director on the Board of RAI from 2008 until the acquisition in 2017. Prior to her role as Senior Adviser to Corsair Capital LLC, she served as Managing Partner and Co-Head of Corsair Infrastructure Management L.P. from 2015 until her retirement in 2017. From 2010 to 2015, she served as Co-Head of Citi Infrastructure Investors and prior to 2010 she held financial and executive management roles with American Electric Power Company, Inc. and Consolidated Natural Gas Company.

Nationality: British

Position: Non-Executive Director since 2014; member of the Nominations and Remuneration Committees.

Other appointments: Co-Founder and CEO of A&K Consulting Co Ltd, advising entrepreneurs and their start-up businesses in China; Visiting Professor at Henley Business School; Non-Executive Director of the Alibaba Hong Kong Entrepreneur Fund.

Skills and experience: Savio brings significant business leadership experience of Greater China and Asia to the Board. During his extensive career he has worked broadly in technology for General Electric, BTR plc and Alibaba Group, China’s largest internet business, where he was both Chief Operating Officer and, later, a Non-Executive Director.

Attendance at Board meetings in 2017
		Attended/Eligible to attend
Name	Director since	Scheduled	Ad hoc
Richard Burrows	2009	6/6	6/6
Nicandro Durante	2008	6/6	6/6
Ben Stevens	2008	6/6	6/6
Sue Farr 2(a), 2(c), 2(e)	2015	6/6	3/6
Ann Godbehere 4(d)	2011	6/6	6/6
Dr Marion Helmes 2(b), 2(e)	2016	5/6	6/6
Luc Jobin 4(c)	2017	3/3	1/1
Holly Keller Koeppel 4(c)	2017	3/3	1/1
Savio Kwan	2014	6/6	6/6
Dr Pedro Malan 2(e), 4(d)	2015	6/6	5/6
Dr Gerry Murphy 2(a), 2(d), 4(b)	2009–2017	2/2	1/2
Lionel Nowell, III 4(c)	2017	3/3	1/1
Dimitri Panayotopoulos 2(e)	2015	6/6	6/6
Kieran Poynter	2010	6/6	6/6

Notes:

1.	Number of meetings in 2017: (a) the Board held 12 meetings in 2017, six of which were held at short notice, five to discuss the proposed acquisition of RAI and one to discuss proposed Management Board changes. One meeting was held off-site, in the United States, to review the Group’s strategy and the Group’s US business.

2.	(a) Sue Farr and Dr Gerry Murphy did not attend the January ad hoc Board meeting due to prior commitments; (b) Dr Marion Helmes did not attend the February Board meeting due to prior commitments; (c) Sue Farr did not attend the March and May ad hoc Board meetings due to prior commitments; (d) Dr Gerry Murphy did not attend the 2017 AGM due to prior commitments; and (e) Sue Farr, Dr Marion Helmes, Dr Pedro Malan and Dimitri Panayotopoulos did not attend the July general meeting, arranged to approve the RAI acquisition, due to prior commitments.

3.	Number of meetings in 2018: six Board meetings are scheduled for 2018.

4.	Composition: (a) the Board of Directors is shown as at the date of this Annual Report and Form 20-F; (b) Dr Gerry Murphy retired as NED at the AGM on 26 April 2017; (c) Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III were appointed as Non-Executive Directors with effect from 25 July 2017; and (d) Ann Godbehere and Pedro Malan will retire as NEDs at the AGM on 25 April 2018.

Nationality: Brazilian

Position: Non-Executive Director since 2015; member of the Audit and Nominations Committees. Pedro will retire at the conclusion of the AGM on 25 April 2018.

Other appointments: Chairman of the International Advisory Board of Itaú Unibanco; member of the Board of EDP – Energias do Brasil SA; Trustee of the Thomson Reuters Trust Principles; member of the Temasek International Panel.

Skills and experience: Pedro has extensive experience of Brazilian trade and industry and an in-depth knowledge of the international economy. Pedro was Minister of Finance for Brazil from 1995 to 2002, having been President of the Central Bank of Brazil from 1993 to 1994, and before that Chief External Debt Negotiator for Brazil from mid-1991 to 1993. He is a former Chairman of Unibanco and was a NED of Souza Cruz S.A. from 2010 to 2015.

Nationality: American

Position: Non-Executive Director since 25 July 2017; member of the Audit and Nominations Committees.

Other appointments: NED of Bank of America Corporation and NED and Chair of the Audit Committee of American Electric Power Company, Inc.

Skills and experience: Lionel brings a wealth of operational and financial management experience in the consumer products industry having served as Lead Independent Director of the Board of RAI from January 2017 until the acquisition in 2017 and as a director since 2007. Lionel retired as Senior Vice President and Treasurer of PepsiCo in 2009, where he held senior financial executive roles since 1999. Prior to PepsiCo, Lionel was Senior Vice President, Strategy and Business Development at RJR Nabisco, Inc. from 1998 to 1999 and held a variety of senior financial roles at the Pillsbury division of Diageo PLC from 1991 to 1998.

Nationality: Greek/Tanzanian

Position: Non-Executive Director since 2015; Chairman of the Remuneration Committee since October 2016 and member of the Nominations Committee.

Other appointments: Senior Adviser at The Boston Consulting Group; NED of Logitech International S.A.; Advisory Board member of JBS USA; Chairman of Coveris Holdings S.A.

Skills and experience: Dimitri has extensive general management and international sales and brand building expertise. He was Vice Chairman and Adviser to the Chairman and CEO of Procter & Gamble (P&G), where he started his career in 1977. During his time at P&G, Dimitri led on significant breakthrough innovations and continued to focus on this, speed to market and scale across all of P&G’s businesses while Vice Chairman of all the Global Business Units.

Audit Committee Nomination Committee Remuneration Committee Committee Chairman Executive Director Non-Executive Director

BAT Annual Report and Form 20-F 2017	57

Directors’ Report

Management Board

Nationality: American	Nationality: French	Nationality: British	Nationality: Italian/American

Jerry was appointed Director, Legal & External Affairs and General Counsel in May 2015, having joined the Management Board as Group Corporate & Regulatory Affairs Director in January 2015. Jerry was Regional General Counsel, Asia-Pacific from 2010 to 2014, before becoming Assistant General Counsel – Corporate & Commercial. He was a member of the Board of RAI from February 2016 until the RAI acquisition in July 2017.

Jack became Chief Operating Officer for the International Business in October 2017. Joining the Group in 2004, he was Chairman of British American Tobacco France in 2005, before becoming Managing Director of British American Tobacco Malaysia in 2007. He joined the Management Board as Regional Director for Western Europe in October 2009 and then Regional Director for the Americas in October 2011. He was Regional Director for Asia-Pacific from January 2013 to the end of 2017.

		Alan was appointed to the Management Board as Group Operations Director in March 2013. He joined the Group in 1988 and has held various roles in manufacturing, supply chain and general management. Alan previously held the position of Group Head of Supply Chain.	Giovanni joined the Management Board of British American Tobacco in June 2011. He is an international human resources executive with wide experience from senior roles at Procter & Gamble and Ferrero, where he was Chief Corporate Officer.

Nationality: Brazilian/British	Nationality: Brazilian	Nationality: British	Nationality: Brazilian

Andrew was appointed Chief Marketing Officer in October 2017. He joined the Management Board as Regional Director for Africa and the Middle East in January 2008 before being appointed Regional Director for Eastern Europe, Middle East and Africa (EEMEA) in January 2011 and Marketing Director in September 2014. Joining Souza Cruz in 1986, he held a number of senior management positions in South America and the Caribbean (including President of Souza Cruz) and also in Malaysia.

	Tadeu was appointed Regional Director, Europe and North Africa in January 2018. He joined the Management Board as Director, Business Development in September 2014 and was appointed Regional Director, Western Europe in December 2016. Tadeu joined British American Tobacco in Brazil over 20 years ago. He has held various senior finance positions, including Regional Finance Controller, EEMEA, and Group Finance Controller.	David was appointed Group Scientific Director in January 2012. He has been with British American Tobacco for over 20 years and has held various positions in Group Research and Development. He has led the Group’s R&D efforts to develop reduced toxicant products and has also been Head of International Public Health & Scientific Affairs, responsible for engagement with the scientific, medical and public health communities.

Ricardo was appointed President and CEO of Reynolds American Inc. in January 2018. Appointed to the Management Board as Regional Director for the Americas in 2013, previous roles include Marketing Director of the Malaysian business, Regional Marketing Manager for the Americas, General Manager in France and Global Consumer Director. He was an RAI Board member from 2014 until the acquisition and is a member of the Chief Marketing Officer Council North America Advisory Board.

Nationality: Australian/Indian	Nationality: Belgian	Nationality: British

Naresh was appointed Director, Business Development in December 2016. He has over 20 years of experience in the tobacco industry, holding various marketing roles in India, Indonesia, West Africa and Australasia. He was Marketing Director in Japan and then the Group’s General Manager. He became Group Head of Strategy and Planning, and was appointed to the Management Board as Director, Group Business Development in 2012 before being appointed Regional Director for Western Europe in January 2013.

Johan was appointed Regional Director, Asia-Pacific and Middle East in January 2018. He joined the Management Board as Regional Director for Eastern Europe, Middle East and Africa in September 2014. He has been with British American Tobacco for more than 25 years and was previously General Manager in Russia, General Manager in Turkey and in the marketing function he was Global Brand Director for the Kent brand.

Kingsley was appointed Regional Director, Americas and Sub Saharan Africa in January 2018. He was Marketing Director in Nigeria and Russia, prior to being General Manager in Russia and then the Global Brand Director for the Kent and Vogue brands. He joined the Management Board in January 2012 as Deputy Corporate and Regulatory Affairs Director and appointed Director, Corporate and Regulatory Affairs in June 2012. In 2015 he was appointed Managing Director, Next Generation Products.

58	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information
Leadership and effectiveness

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Governance framework

The Board

The Board is collectively responsible to shareholders of the Company for its performance and for the Group’s strategic direction, its values and its governance. It provides the leadership necessary for the Group to meet its performance objectives within a robust framework of internal controls.

Board responsibilities:		Board programme
– Group strategy. – Significant corporate activities. – Group policies. – Corporate governance. – Board succession plans.	– Group budget. – Risk management and internal control. – Annual Report approval. – Periodic financial reporting. – Dividend policy.

The Board has a comprehensive annual programme of meetings to monitor and review the Group’s strategy across all the elements of the Group’s business model. The key activities of the Board in 2017, grouped under the Group’s four strategy pillars of Growth, Productivity, Sustainability and Winning Organisation, are detailed on pages 60 and 61. The Board’s strategic priorities for 2017 are identified within the key performance indicators set out in our Strategic Report on pages 10 and 11.

Board Committees

The Board has three principal Board Committees to which it has delegated certain responsibilities. The roles, memberships and activities of these Committees are described in their individual reports in this section. Each Committee has its own terms of reference, available at www.bat.com/governance, which are reviewed and updated regularly, most recently with effect from July 2017 to reflect US governance requirements following the acquisition of RAI, which resulted in a number of changes to the terms of reference of the Audit Committee.

The Board devotes considerable attention to Group Corporate Governance, including internal control and compliance issues. It receives verbal updates from the Chairmen of all Committees following each Committee meeting. Copies of the minutes of all Committees are circulated to all members of the Board.

		Audit Committee	Nominations Committee	Remuneration Committee
		page 65	page 71	page 73

Management Board

The Management Board, chaired by the Chief Executive, is responsible for overseeing the implementation of the Group’s strategy and policies set by the Board, and for creating the framework for the day-to-day operation of the Group’s operating subsidiaries. Its other members comprise the Finance Director and 11 senior Group executives whose names and roles are described on page 58.

An organisational restructuring, from four to three regions, has resulted in the following changes to the Management Board:

Jack Bowles, Regional Director, ASPAC, was appointed to the newly created role of Chief Operating Officer for the International Business (excluding the United States) with effect from 1 October 2017.

Andrew Gray, Director, Marketing, was appointed to the newly created role of Chief Marketing Officer with effect from 1 October 2017.

Ricardo Oberlander, Regional Director, Americas, was appointed to the role of President and CEO, RAI, with effect from 1 January 2018, following the departure of Debra Crew, the previous incumbent.

All of the above roles report directly to the Chief Executive.

Regional Director responsibilities were reorganised as follows, with effect from 1 January 2018:

Kingsley Wheaton, Managing Director, Next Generation Products, was appointed Regional Director, Americas and Sub-Saharan Africa.

Tadeu Marroco, Regional Director, Western Europe, was appointed Regional Director, Europe and North Africa.

Johan Vandermeulen, Regional Director, EEMEA, was appointed Regional Director, Asia-Pacific and Middle East.

All of the above roles report directly to the Chief Operating Officer.

The new structure enables more integrated resource allocation and decision making across geographies and categories.

Leadership roles and responsibilities
Leadership
Chairman	Chief Executive
– Leadership of the Board. – Ensures Board effectiveness. – Sets Board agenda. – Interfaces with shareholders. – Ensures effective shareholder engagement.	– Overall responsibility for Group performance. – Leadership of the Group. – Enables planning and execution of objectives and strategies. – Stewardship of Group assets.

Oversight
Non-Executive Directors (NEDs)	Senior Independent Director (SID)
– Oversee Group strategy. – Review management proposals. – Monitor Group performance. – Bring an external perspective and effective challenge to the Board.	– Leads review of Chairman’s performance. – Presides at Board in Chairman’s absence. – Intermediary for other Directors. – Available to meet with major shareholders.

Management Board
– Develops Group strategy for Tobacco Products and NGPs for approval by the Board. – Monitors Group operating performance.	– Ensures Group, regional and functional strategies and resources are effective and aligned. – Manages the central functions. – Oversees the management and development of talent.

BAT Annual Report and Form 20-F 2017	59

Directors’ Report

Board activities in 2017

Growth	Productivity
Growth remains our key strategic focus. Continued investment in, and development of, our strategic focus areas is central to the Board’s annual agenda.	The Board pays close attention to the Group’s operational efficiency and our programmes are aimed at delivering a globally integrated enterprise with cost and capital effectiveness.
Activities in 2017	Activities in 2017
Reviewing:	Reviewing:

–  NGP strategy and updates on the Group’s NGP performance, including the acquisition of ViP e-cigarette company in the UK; the launch of glo in Japan; and the Group’s approach to, and future plans in respect of, the NGP portfolio;

–  the Group’s acquisition of RAI;

–  the RAI business strategy and performance following its acquisition by the Group;

–  acquisition opportunities, including the acquisition of Winnington, the maker of the market leading white snus product, Epok, in Sweden;

–  the acquisition of certain tobacco assets from Bulgartabac Holding AD;

–  operating performance and the continued significant impact of foreign exchange rates on the Group’s financial performance, including measures taken by management to mitigate foreign exchange risks;

–  the quarterly financial performance of the associates of the Group; and

–  the Group’s results and current outlook throughout the year.

–  organisational design changes following the successful completion of the acquisition of RAI, including proposals to simplify the Group’s regional structure to fully integrate the NGP business into the core operations of the Group;

–  business transformation programmes to implement operational efficiencies;

–  proposed changes to the Group’s delegated authorities framework to reflect organisational changes;

–  the operating performance of the Group;

–  proposals to issue multiple series of guaranteed bonds in the US; and

–  Group liquidity, confirming that the Company was conforming with its financing principles and noting planned refinancing activities for the year ahead.

Strategy review highlights: Growth

NGPs: The Board received regular updates on the Group’s approach to its NGP business during 2017 from senior management, covering the evolution of the Group’s NGP business, current NGP performance highlights, NGP strategy and objectives in the short and long term, and challenges, together with an overview of the competitor landscape in the sector.

Acquisition of RAI: The Board convened five additional Board meetings to oversee all material matters relating to the acquisition of RAI, which constituted a Class I transaction for the Company for the purposes of the UK Listing Rules. The key conditions to completing the transaction were obtaining the approval of the shareholders of the Company and RAI; obtaining anti-trust approvals in the US and Japan; registration of the Company’s shares with the Securities and Exchange Commission (SEC) in the US; approval of the Company’s shares for listing on the UK London Stock Exchange; and approval of the Company’s American Depository Shares for listing on the New York Stock Exchange. The Board also approved the creation of a subcommittee of the Board to ensure ongoing oversight of all matters relating to the transaction between full meetings of the Board.

Strategy review highlights: Productivity

Oversight of operating model changes: During 2017, the Group established a Global Business Services (GBS) organisation which will deliver all transactional activities, efficiently manage non-core transactional activity, and deliver value-adding analytics services to the Group. The establishment of GBS is a natural next step to maximise the benefits from the Group’s TaO programme.

Organisational design changes: Following the successful completion of the acquisition of RAI, the Board approved organisational design changes to simplify the Group’s regional structure and to fully integrate the NGPs business into the core operations of the Group, reflecting the outstanding growth of this part of the business to date and its long-term importance to the Group’s future. Three new regions have been created, effective 1 January 2018: Americas and Sub-Saharan Africa, Europe and North Africa and Asia-Pacific and Middle East. These replace the previous four-region structure.

60	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Sustainability	Winning organisation
The Board places considerable emphasis on the need for our business to be sustainable for the long term, to meet the expectations of our stakeholders and inform our commitments to society.	Setting the ‘tone from the top’ is an important part of the Board’s role, helping to foster a culture centred on our Guiding Principles and which harnesses diversity.
Activities in 2017	Activities in 2017
Reviewing:	Reviewing:

–  the Group’s Global Product Stewardship Policy Framework in light of the new product stewardship challenges for the Group arising from its NGP activities;

–  the status of the Group’s litigation proceedings, including updates on the class actions in Quebec, Canada, against the Group’s subsidiary Imperial Tobacco Canada and two other Canadian manufacturers; the Sequana dividend trial; the trial in Georgia brought by Tiblisi Tobacco; and key RAI litigation matters;

–  updates on compliance matters including allegations of misconduct and the activities of the newly created Business Conduct and Compliance department;

–  approving changes to the Group’s Standards of Business Conduct to reflect US legislative and regulatory requirements following the acquisition of RAI;

–  Environment, Health and Safety performance and long-term targets;

–  the Group’s Risk Register, considering the Group’s risk appetite and determining the Group’s viability for Financial Reporting Council reporting purposes, taking account of the Company’s current position and principal risks; and

–  the Group’s director and officer insurance cover and agreeing revised provisions to take into account the change in requirements in this area following the acquisition of RAI.

–  succession planning at Board level, including Executive Director and Management Board succession planning and monitoring the progress of Management Board development plans;

–  the performance of Executive Directors and Management Board members;

–  Non-Executive Director appointments in light of requirements following the acquisition of RAI, including approving the appointment of three new Non-Executive Directors from the RAI board of directors as proposed by the Nominations Committee;

–  the composition of Board Committees and approving changes to the Committees;

–  proposed changes to the roles and responsibilities of the Management Board and approving changes including the creation of the roles of Chief Operating Officer and Chief Marketing Officer; and

–  RAI integration plans, including proposals for ensuring integration and retention of talent in the enlarged Group.

Strategy review highlights: Sustainability

During its strategy meeting in the US, the Board received a comprehensive briefing on the FDA regulation of Tobacco Products and the strategies which have been adopted to minimise the impact on RAI’s operating performance. The evolution of the FDA’s role and the key regulatory risks and challenges, including the numerous types of submissions and time frames, were explained in some detail. RAI’s mitigation strategies were also discussed, together with recent developments from the FDA and their likely impact on the US market.

In 2017, the Group launched a new compliance programme, known as ‘Delivery with Integrity’. See page 28 for details of this programme.

Strategy review highlights: Winning organisation

Talent development: The approach to talent development and attraction was comprehensively reviewed to ensure it remains fit for purpose, particularly in the areas of brand-building and NGPs. A number of new initiatives were implemented, including the introduction of a new Global Graduate Academy, together with revised functional leadership programmes. See page 25 for further details.

Your Voice survey: The Group’s global employee survey ‘Your Voice’ achieved exceptional results with a key Engagement Index score of 83%. See pages 25 and 26 for more details.

Diversity: Initiatives during 2017 included the development of two new diversity training modules, Inclusive Leadership and Cross-Cultural Awareness, the continued roll-out of the Group’s ‘Women in Leadership’ programme, and the confirmation of the diversity principles applicable to the Board and Management Board in a Board Diversity Policy. See pages 25, 26 and 62 for further details.

Directors: information and advice
Information: Board and Committees

– Directors receive papers for review in good time ahead of each meeting;

– the Company Secretary ensures good information flow within the Board and its Committees, and between the Non-Executive Directors and senior management; and

– the Company Secretary, in conjunction with external advisers where appropriate, advises the Board on all governance matters.

Advice

– all Directors have access to the advice and services of the Company Secretary;

– a procedure is in place for all Directors to take independent professional advice at the Company’s expense if required; and

– each of the three principal Committees of the Board may obtain independent legal or other professional advice, at the Company’s expense, and secure attendance at meetings of outsiders if needed.

BAT Annual Report and Form 20-F 2017	61

Directors’ Report

Board effectiveness

Balance of Non-Executive Directors

and Executive Directors

Length of tenure of

Non-Executive Directors

Gender split of Directors

Ethnicity split of Directors

* applying the Parker Report guidance.

Nationality of Directors

Balance and diversity

Our Non-Executive Directors come from broad industry and professional backgrounds, with varied experience and expertise aligned to the needs of our business. Short biographies of the Directors are set out in this section on pages 56 and 57. In 2017, as at 31 December, 31% of our Board was female.

The Parker Review Committee published its final report on ethnic diversity in UK boards on 12 October 2017 (the ‘Parker Report’). The Parker Report recommends that there be at least one Director from a Black, Asian and Minority Ethnic (BAME) background on each FTSE 100 board by 2021, and more generally that UK companies increase ethnic diversity on boards, develop BAME employees to ensure a pipeline of capable candidates, and enhance transparency and disclosure regarding diversity. As at 31 December 2017, applying the assessment guidance set out in the Parker Report, 15% of our Board (two directors) are from a BAME background.

The Board appreciates the benefit of diversity in all its forms, within its own membership and at all levels of the Group. Our Strategic Report contains details of our Group diversity initiatives, including the proportion of women in our total workforce and in senior management, on pages 25 and 26.

Board Diversity Policy

We believe that great talent and an engaging culture are key to our success, and diversity is a critical component of both.

‘Strength from Diversity’ is one of our Group’s long-standing four Guiding Principles. This principle is applicable to all Group employees, as reflected in our Group Employment Principles discussed further on pages 30 and 31, and applies to the composition of our Board and Management Board.

We think of diversity in its widest sense, as those attributes that make each of us unique. These include our race, ethnicity, cultural background, geographical origin, gender, age, any disability, sexual orientation, religion, skills, experience, education and professional background, perspectives and thinking styles.

The Nominations Committee is responsible for regularly reviewing the composition of the Board and Management Board to ensure both boards have an appropriate balance of skills, expertise, and knowledge, and ensuring that all appointments are made on merit against objective criteria and with due regard for the benefits of diversity. These principles were rigorously applied by the Nominations Committee in identifying and recommending Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III for appointment to the Board.

With effect from 1 March 2018, the diversity principles applied in relation to our Board and Management Board are now confirmed in our Board Diversity Policy, which sets out the Board’s commitment to the following objectives:

–	considering all aspects of diversity when reviewing the composition of, and succession planning for, the Board and Management Board;

–	considering a wide pool of candidates of both genders for appointment to the Board;

–	maintaining at least 30% representation of females on our Board, with the ambition of progressing towards further gender balance;

–	giving preference, where appropriate, to engagement of executive search firms that are accredited under the Standard and Enhanced Codes of Conduct for Executive Search Firms, which include gender diversity; and

–	supporting the oversight of the development of internal senior managers to create a diverse pipeline of high-performing potential Executive Directors and Management Board members, supported by the activities of the Nominations Committee.

Please refer to pages 71 and 72 for further discussion of the Nomination Committee’s activities in support of these objectives.

Training and development:

NGPs

The Board attended a training session on the NGP business and long-term strategic objectives.

US governance requirements

The Directors completed a comprehensive training programme, facilitated by external advisers, to ensure that they understood the significant changes to the Group’s procedures and policies as well as their own individual obligations resulting from the acquisition of RAI.

RAI business and strategy

At its Board meeting held in Washington, D.C. following the acquisition of RAI, the Board received detailed briefings from senior RAI management on the US business, its strategy and future challenges and participated in a market visit.

62	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Independence and

conflicts of interest

Independence

The Board considers all Non-Executive Directors to be independent, as they are free from any business or other relationships that could interfere materially with, or appear to affect, their judgement.

The Board has also considered the independence requirements outlined in the NYSE’s listing standards and has determined that these are met by all of its Non-Executive Directors.

Conflicts of interest

The Board has formal procedures for managing conflicts of interest. Directors are required to give advance notice of any conflict issues to the Company Secretary. These are considered either at the next Board meeting or, if the timing requires it, at a meeting of the Board’s Conflicts Committee. Each year, the Board also considers afresh all previously authorised situational conflicts. Directors are excluded from the quorum and vote in respect of any matters in which they have an interest.

During 2017, the Board convened a Conflicts Committee at which the interests of Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III were noted. In relation to Mr Jobin and Ms Koeppel’s interests, no reasonable likelihood of conflict was identified. The same applied to Mr Nowell, other than in relation to his Non-Executive Directorship of, and shareholding interest in, Bank of America Corporation. In this case a situational conflict was authorised by the Conflicts Committee. Mr Nowell will be regarded as having an interest in any transactional agreement between the Company and Bank of America Corporation without any requirement to give further disclosure.

The Board also convened a Conflicts Committee to consider the appointment of Mr Panayotopoulos as a member of the Advisory Board of JBS USA Food Company and Chairman and interim CEO of Coveris Holdings SA. The appointment of Mr Panayotopoulos as a member of the Advisory Board of JBS USA Food Company was deemed to be a situational conflict, as its parent company JBS SA is a supplier to the Group’s businesses in Brazil and Poland. In this case, a situational conflict was authorised by the Conflicts Committee. It was agreed, in relation to Coveris Holdings SA, that there was no reasonable likelihood of a conflict arising in relation to this interest. The Board, in accordance with the Company’s procedures confirmed the Conflicts Committee’s decisions in these matters.

The Board also noted the appointment of Mr Burrows as Chairman of the Remuneration Committee and as the new Senior Independent Director of Rentokil Initial PLC with effect from 21 September 2017.

The Board does not consider the change in the Chairman’s commitments to have any impact on his responsibilities to the Company.

Information and

professional development

Board induction

On joining the Board, all Directors receive a full induction. Non-Executive Directors also receive a full programme of briefings on all areas of the Company’s business from the Executive Directors, members of the Management Board, the Company Secretary and other senior executives.

Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III attended our Director induction programme in 2017, which included briefings covering the Group’s Strategy, its functions (including Marketing and NGPs), the statutory reporting cycle, Group Treasury, IT strategy, and legal and regulatory issues. They, along with the rest of the Board, also had the opportunity to conduct a market visit at the off-site Board meeting held in Washington, D.C. in October to review the Group’s strategy following the acquisition of RAI and engage with RAI senior management.

Non-Executive Directors are encouraged to attend meetings of the Group’s regional Audit and Corporate and Social Responsibility Committees to gain a better understanding of issues in the Group’s regions.

The Chairman meets with each Non-Executive Director individually, in the latter part of each year, to discuss their individual training and development plans.

Shareholder engagement

The Chairman and the Executive Directors are committed to open and transparent dialogue with shareholders.

The Senior Independent Director and other Non-Executive Directors are also available to meet with major shareholders on request.

The AGM is an opportunity for further shareholder engagement and for the Chairman to explain the Company’s progress and, along with other members of the Board, to answer any questions. All Directors attend, unless illness or pressing commitments prevent them. All Directors, except for Dr Gerry Murphy, attended the AGM in 2017.

An additional shareholder meeting was held on 19 July 2017, to consider the acquisition of RAI.

Details of our 2018 AGM are set out in the Other information section.

Annual investor relations programme

A full programme of engagement with shareholders, potential investors and analysts, in the UK and overseas, is undertaken each year by the Head of Investor Relations, often accompanied by one or both Executive Directors.

Every two years, combined investor meetings are held over two days with the Management Board also in attendance. This year’s investor event took place in London and members of the Management Board gave detailed presentations that included our NGP objectives and strategy, our new US subsidiary RAI, regulation, marketing and an update on the performance of our International business. In 2017, as part of the annual investors relations programme, meetings were held with institutional shareholders in 24 countries, engaging with the owners of the majority of the Group’s shares. Regular investor presentations were also given and these together with the results presentations are published on www.bat.com. All results presentations are also available to shareholders by webcast.

In addition, there is a microsite on www.bat.com for debt investors, with comprehensive bondholder information on credit ratings, debt facilities, outstanding bonds and maturity profiles.

Board reporting on shareholder views

In 2017, the Head of Investor Relations updated the Board on key issues raised by institutional shareholders as well as providing a commentary on share price performance. The Chairman also regularly reports on any meetings he has had with shareholders in between Board meetings and the Board discusses the key points investors may have raised.

Board evaluation

Evaluation outcomes

The results of the annual Board evaluation show that the Board and each of its Committees continues to function efficiently and the Directors work well together and contribute effectively to the Board and their designated Committees.

The Board scored highly in the areas of leadership and oversight of the Group’s activities, particularly with regard to the work of the Board on the RAI acquisition.

The Board’s regular opportunities for interaction with senior management and opportunities to further understand the business are highly valued by the Non-Executive Directors, with examples cited including regular management briefings on strategy matters such as the RAI acquisition and the NGP business; the market visit to the US; and the opportunity to participate in the Audit Committee framework.

The Board continues to have a good mix of broad and diverse skills, gender balance, nationalities, experience and talent, which is used effectively and promotes debate. These have been further enhanced with the appointment of the three new Non-Executive Directors from the RAI board.

BAT Annual Report and Form 20-F 2017	63

Directors’ Report

Board effectiveness continued

The Executive Directors are highly regarded and add significant value and insight to the Board.

The Chairman ensures that sufficient time is allocated to Board meetings, as evidenced by the additional Board meetings convened during 2017 to ensure that matters such as the acquisition of RAI could be fully discussed.

As a result of the conclusions of the Board evaluation, there are a number of areas of focus for the Board during 2018. These include continuing to provide opportunities for the Board to engage with senior management and understand the business, particularly following the restructuring of the Group’s regional operating structure; overseeing a review of the Group’s remuneration policies and their alignment to Group strategy in consultation with shareholders; ensuring that sufficient time is allocated to risk monitoring and oversight of compliance issues; and reviewing Board size and composition to ensure that the Board continues to operate effectively.

Evaluation process

The performance and effectiveness of the Board, its Committees, the Executive and Non-Executive Directors and the Chairman were evaluated internally during 2017, following an externally facilitated evaluation in 2016.

The Chairman is responsible for the overall evaluation process and each Committee Chair is responsible for Committee effectiveness evaluation.

The evaluation was carried out by the Company Secretarial team using detailed bespoke, objective, written questionnaires.

All Non-Executive Directors and Executive Directors participated in the evaluation process. They were requested to rank the Board, its Committees and each other against several outcomes. They also had the opportunity to elaborate their replies by providing specific comments.

Anonymised reports were prepared by the Company Secretary for the Board and each Board Committee on the results of the evaluation. In addition, the Chairman received reports on the performance of each of the Executive and Non-Executive Directors. A report on the Chairman’s own performance was prepared for the Senior Independent Director. Individual feedback was given by the Chairman to all Board members, and by the Senior Independent Director to the Chairman.

Collective Board effectiveness

Collective decision-making

The Chairman seeks a consensus at Board meetings but, if necessary, decisions are taken by majority. If any Director has concerns on any issues that cannot be resolved, such concerns are noted in the Board minutes. No such concerns arose in 2017.

When required, the Non-Executive Directors, led by the Chairman, meet prior to Board meetings and regular meetings are scheduled in the Board calendar without the Executive Directors present. The Executive and the Non-Executive Directors also meet annually, led by the Senior Independent Director and without the Chairman present, to discuss the Chairman’s performance.

For disclosures required by paragraph 7.2.6 of the Disclosure Guidance and Transparency Rules and the Companies Act 2006 see the Other Information section

Compliance statement

Throughout the year ended 31 December 2017 and to the date of this document, we applied the Main Principles of the April 2016 version of the UK Corporate Governance Code (the ‘Code’) as it applies to the year ended 31 December 2017. The Company was compliant with all provisions.

The Board considers that this Annual Report, and notably this section, provides the information shareholders need to evaluate how we have complied with our current obligations under the Code.

For ease of reference, we prepare a separate voluntary annual compliance report by reference to each provision of the Code. This report is available at www.bat.com/governance.

We comply with the Disclosure Guidance and Transparency Rules requirements for corporate governance statements by virtue of the information included in this section, together with the information contained in the Other information section. As a result of the listing of the Company’s American Depositary Shares (ADSs) on the NYSE, the Company is required to meet certain NYSE requirements relating to corporate governance matters. Certain exceptions to these requirements apply to the Company as a foreign private issuer. For a discussion of the significant differences between the NYSE requirements and the Company’s practices, please see page 236.

64	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Audit Committee

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Kieran Poynter Chairman of the Audit Committee

Audit Committee current members
Kieran Poynter (Chairman)
Dr Marion Helmes
Holly Keller Koeppel
Dr Pedro Malan
Lionel Nowell, III

Attendance at meetings in 2017
		Attended/Eligible to attend

Name	Member since	Scheduled	Ad hoc
Dr Marion Helmes	2016	5/5	2/2
Holly Keller Koeppel3(b)	2017	2/2	0/0
Dr Pedro Malan	2016	5/5	2/2
Dr Gerry Murphy3(c)	2015–2017	2/2	1/1
Lionel Nowell, III1,2(b),3(d)	2017	1/2	0/0
Kieran Poynter[1]	2012	5/5	2/2

Notes:
1.	Kieran Poynter, Marion Helmes and Lionel Nowell, III have recent and relevant financial experience, and Lionel Nowell, III has been designated as the audit committee financial expert, in accordance with applicable US federal securities laws and NYSE listing standards. The members of the Committee as a whole have competence relevant to the sectors in which the Group operates.

2.	Number of meetings in 2017: (a) The Committee held seven meetings in 2017, two of which were convened at short notice in connection with the acquisition of RAI; and (b) Lionel Nowell, III did not attend the meeting held in December due to commitments already in place prior to his appointment to the Committee.

3.	Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code Provision C.3.1., applicable US federal securities laws and NYSE listing standards; (b) Holly Keller Koeppel became a member of the Committee on 2 October 2017 following her appointment as a Non-Executive Director; (c) Dr Gerry Murphy ceased to be a member of the Committee upon his retirement as a Non-Executive Director on 26 April 2017; and (d) Lionel Nowell, III became a member of the Committee on 2 October 2017 following his appointment as a Non-Executive Director.

4.	The Finance Director attends all meetings of the Committee but is not a member. Other Directors may attend by invitation. The Director, Legal & External Affairs, the Group Head of Audit, and the external auditors also attend meetings on a regular basis.

5.	The Committee meets alone with the external auditors and, separately, with the Group Head of Audit, at the end of every meeting.

For the Committee’s terms of reference see
www.bat.com/governance

Role

The Audit Committee monitors and reviews the:

–	integrity of the Group’s financial statements and any formal announcements relating to the Company’s performance, considering any significant issues and judgements reflected in them, before their submission to the Board;

–	consistency of the Group’s accounting policies;

–	effectiveness of, and makes recommendations to the Board on, the Group’s accounting, internal accounting controls, auditing matters and business risk systems;

–	effectiveness of the Company’s internal audit function; and

–	performance, independence and objectivity of the Company’s external auditors, making recommendations as to their reappointment (or for a tender of audit services where appropriate), and approving their terms of engagement and the level of audit fees.

Audit Committee Terms of Reference

Revised Audit Committee Terms of Reference were adopted by the Board with effect from 25 July 2017, to incorporate provisions required by US securities laws and the NYSE listing standards. These revisions include:

 –  enhancements to the specific criteria that Committee members must meet to be considered independent under US securities laws, which must be assessed and confirmed by the Board;

 –  details of the procedures established for receipt, retention and treatment of complaints relating to the Group’s accounting, internal accounting controls or auditing matters, on a confidential and anonymous basis;

 –  confirmation of the Committee’s authorisation to incur ordinary and administrative expenses, at the Company’s expense, as necessary for the Committee to carry out its duties;

 –  reference to the new requirement in the Group Auditor Independence Policy (discussed below) for the concurring external audit partner to rotate off the Group audit engagement at least every five years, and not to recommence provision of audit or audit-related services to the Group for a further five years; and

 –  the requirement for the Board to consider designating one or more Committee members as an audit committee financial expert, in accordance with US securities laws.

Key activities in 2017

Regular work programme – reviewing:

–	the application of accounting standards, the Group’s 2016 results, 2017 half-year results and the external auditors’ reports where results are audited;

–	the Basis of Preparation and Accounting Judgements;

–	the internal processes that have been followed for the preparation of the 2017 Annual Report and Form 20-F, and confirming that the processes appropriately facilitated the preparation of an Annual Report and Form 20-F that is ‘fair, balanced and understandable’;

–	the review on the year-end audit from the Group’s external auditors, including the key audit risks, the Group’s control environment and the final materiality assessment, and confirming the independence of the external Group auditors;

–	the Group’s liquidity position, current facilities and financing needs through 2017;

–	the steps taken to validate the Group’s ‘going concern’ assessment at half-year and year-end and agreeing the process steps taken to determine the Group’s viability statement at year-end;

BAT Annual Report and Form 20-F 2017	65

Directors’ Report

Audit Committee continued

–	the 2018 Internal Audit Plan;

–	the Group’s sustainability performance, including the Group’s corporate social investment in empowerment, sustainable agriculture and environment initiatives in countries and communities in which the Group operates;

–	periodic reports from the Group’s Regional Audit and CSR Committees and Corporate Audit Committee;

–	the Group’s Risk Register, including the categorisation of, and mitigating factors in respect of, Group risks;

–	regular reports from the Group Head of Audit on international and global process audits and the management responses and action plans being put in place to address any concerns raised;

–	the annual assessment of goodwill impairment;

–	the annual report from the Group Head of Security on security risks, losses and fraud arising during the preceding year;

–	quarterly and annual reports on compliance with the Group’s SoBC and biannual reports on political contributions; and

–	the Committee’s effectiveness following the Board evaluation process, discussed further on pages 63 and 64.

Further specific matters considered by the Committee: Acquisition of RAI

–	a key focus of the Committee during 2017 was the oversight of financial, accounting and compliance matters associated with the acquisition of RAI (together with the Board), including review of documentation to be submitted to the SEC and UKLA in connection with the acquisition, the Company’s obligations as a foreign private issuer under US securities laws and the NYSE listing standards, progress of implementation of the associated compliance programme, and steps required to establish, maintain and demonstrate the effectiveness of internal controls over financial reporting; and

–	amendments to the Audit Committee Terms of Reference and the Group’s Global Policy on Auditor Independence to incorporate provisions required by US securities laws and the NYSE listing standards, and recommending them for adoption by the Board with effect from 25 July 2017.

Other specific matters

–	application of IFRS 9 (relating to financial instruments) and IFRS 15 (relating to revenue recognition), and the Group’s approach to the implementation of these standards, discussed further on page 116;

–	progress on the implementation of the Group’s ‘Delivery with Integrity’ compliance programme (discussed further on page 28), reviewing appropriate materiality thresholds for reporting, and approving an enhanced format for the future reporting of instances of suspected and established non-compliance with the SoBC, drawing on more detailed reporting capabilities enabled by the analytical functionality of the new online SoBC portal;

–	following successful implementation of the core TaO programme over the past five years, latest status on the progress of implementation of the template in additional markets; and

–	enhancements to the Group’s approach to assessing and monitoring key countries of concern to the Group from a human rights perspective, to take into account changes to the United Nation’s Guiding Principles on business and human rights, and the introduction of the UK Modern Slavery Act.

Risk topics considered by the Committee included:

–	the impact of FDA tobacco regulation on the US business, and risks associated with non-compliance with tobacco and related legislation applicable to the Group’s business;

–	risks associated with increased exposure to interest rate changes on net finance costs, arising from existing and future refinanced debt;

–	an update on risks to the Group posed by cyber-attacks and on the Group’s priorities for ensuring continuing protection;

–	an update on the risks associated with the UK’s decision to exit the EU (Brexit), including potential risks relating to supply chain continuity, taxation, changes in customs duty, foreign exchange rate exposures and talent acquisition;

–	revisions to the Group’s risk appetite framework as it relates to the Group’s strategic objectives; and

–	the report on the effectiveness of the Company’s risk management system.

Please refer to pages 48 to 54 for information about the principal Group risk factors.

Significant accounting judgements considered by the Committee in relation to the 2017 accounts:

–	the Group’s significant corporate tax exposures: the Committee was updated periodically on corporate tax matters and considered reports from the Group Head of Tax on the current status of the FII GLO matter and the status of issues in various markets. These included significant tax disputes in Brazil, South Africa and The Netherlands, and Bangladesh (in respect of VAT). The Committee agreed with management’s positions and extended disclosures in respect of them (see note 28 in the Notes on the Accounts);

–	contingent liabilities, provisions and deposits in connection with ongoing litigation: the Committee reassessed the provision in respect of the Fox River clean-up costs and related legal expenses subsequent to a funding agreement in relation to the sharing of the costs. As a result, the provision was retained at the prior year level (see note 3 in the Notes on the Accounts). However, inherent uncertainties remain (see note 28 in the Notes on the Accounts). The Committee agreed that no provision should be recognised at this point in respect of the Kalamazoo River claim. The Committee also agreed that the quarterly deposits in relation to security for costs in relation to the Quebec Class Action, made by the Group’s subsidiary Imperial Tobacco Canada, would continue to be treated as an asset to be recovered upon a successful appeal of the original judgment (see note 14 in the Notes on the Accounts);

–	foreign exchange: as the Group has operations in certain territories with severe currency restrictions, where foreign currency is not readily available, the Committee satisfied itself that the methodologies used to determine relevant exchange rates for accounting purposes remained appropriate; and

–	changes in the Group: the Committee reviewed and approved the accounting treatment in relation to the acquisitions undertaken in the year, including the acquisition of the remaining shares in RAI not already owned. This included the recognition of a gain of £23,288 million related to the deemed disposal of the Group’s investment in RAI as an associate. The Committee also reviewed the purchase price allocation of all the acquisitions in the year and the related assessment of the carrying value of the intangibles, including goodwill.

66	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

External auditors

KPMG LLP (KPMG) were appointed as the Company’s auditors on 27 March 2015, following a formal tender process carried out in 2015. The Committee considers the relationship with the auditors to be working well and is satisfied with their effectiveness.

Group Auditor Independence Policy (AIP)

The Group has an established AIP to safeguard the independence and objectivity of the Group’s external auditors, and to specify the approval processes for the engagement of the Group’s external auditors to provide audit and non-audit services.

The key principle of the AIP is that the Group’s external auditors may be engaged to provide services only in cases where those services do not impair their independence and objectivity. The Committee recognises that using the external auditors to provide such services is often of benefit where they have detailed knowledge of our business, although the external auditors may not be engaged to provide services if the provision of such services would result in the external auditors:

–	having a mutual or conflicting interest with any Group company;

–	being placed in the position of auditing their own work;

–	acting as a manager or employee of any Group company; or

–	being placed in the position of being an advocate for any Group company.

Audit services are approved in advance by the Committee on the basis of the annual engagement letter and the scope of audit services is agreed by the Committee with the external auditors.

Subject to the above requirements, the external auditors may also provide certain non-audit services with the prior approval of the Committee. The requirement for the Committee’s pre-approval of non-audit services may be waived only if the aggregate amount of all non-audit services provided is less than five per cent. of the total amount paid to the external auditors during the reporting year, where those services were not recognised to be non-audit services at the time of engagement, and provided those services are promptly brought to the attention of the Committee and their provision is approved prior to completion of the audit in the relevant reporting year.

The provision of permitted non-audit services must be put to tender if expected spend exceeds limits specified in the AIP, unless a waiver of this requirement is agreed by the Finance Director and notified to the Committee.

The Group’s AIP was revised with effect from 25 July 2017 to support compliance with US and EU securities laws, and includes:

–	enhanced limitations on the provision of non-audit services, such as express prohibitions on the provision of services with contingent fee arrangements, expert services unrelated to audit and other services prohibited by US securities laws;

–	clarifications in respect of requirements for the Committee to pre-approve all audit and non-audit services, except in respect of non-audit services falling within the exceptions described above;

–	additional requirements in respect of audit partner rotation, including for the concurring external audit partner to rotate off the Group audit engagement at least every five years, and not to recommence provision of audit or audit-related services to the Group for a further five years;

–	express prohibition on the Chief Executive, Finance Director, Group Financial Controller and Group Chief Accountant having been employed by the external auditors in any capacity in connection with the Group audit for two years before initiation of an audit; and
–	authority for the Committee to oversee any allegations of improper influence, coercion, manipulation or purposeful misleading in connection with any external audit, and to review any issues arising in the course of engagement with the external auditors.

The Committee also reviews a schedule identifying the total fees for all audit-related services, tax services and other non-audit services expected to be undertaken by the external auditors in the following year. Tax services and other non-audit services in excess of the tender thresholds referred to above must be itemised. Updated schedules are also submitted to the Committee at the mid-year and year-end, so that it has full visibility of the Group spend on non-audit services.

A breakdown of audit, audit-related, tax and non-audit fees paid to KPMG firms and associates in 2017 is provided in Note 3(c) on the Accounts and is summarised as follows:

Services provided by KPMG firms and associates 2017

	2017 £m	2016 £m
Audit services	17.6	9.2
Audit-related assurance services	8.0	0.2
Total audit and audit-related services	25.6	9.4
Other assurance services	4.1	0.1
Tax advisory services	–	0.2
Tax compliance	0.2	0.3
Other non-audit services	–	1.4
Total non-audit services	4.3	2.0

Notes:

In 2017, non-audit fees paid to KPMG amounted to 16.8% of the audit and audit-related assurance fees paid to them (2016: 21.3%).

All audit and non-audit services provided by the external auditors in 2017 were pre-approved by the Committee, except for £3,500 of tax fees (2% of tax fees) approved subsequently.

Annual assessment

The Committee carries out an annual assessment of the Group’s external auditors, covering qualification, expertise and resources, and objectivity and independence, as well as the effectiveness of the audit process. This assessment is informed by an external audit satisfaction survey completed by members of senior management. No material issues were identified during 2017. The Committee is satisfied with the qualification, expertise and resources of its external auditors and that the objectivity and independence of its external auditors is not in any way impaired by the non-audit services which they provide.

The Finance Director, Director, Legal & External Affairs, Group Head of Audit, Company Secretary and the Committee Chairman all meet with the external auditors throughout the year to discuss relevant issues as well as the progress of the audit. Any significant issues are included on the Committee’s agenda.

Competition and Markets Authority Audit Order

The Company has complied with the Statutory Audit Services Order issued by the Competition and Markets Authority for the financial year ended 31 December 2017.

BAT Annual Report and Form 20-F 2017	67

Directors’ Report

Audit Committee continued

Risk management and internal control

Overview

The Company maintains its system of risk management and internal control with a view to safeguarding shareholders’ investment and the Company’s assets. It is designed to identify, evaluate and manage risks that may impede the Company’s objectives. It cannot, and is not designed to, eliminate them entirely. The system therefore provides a reasonable, not absolute, assurance against material misstatement or loss. A description of the principal risk factors that may affect the Group’s business is provided in our Strategic Report on pages 48 to 54.

The main features of the risk management processes and system of internal control operated within the Group are described below, and have been in place throughout the year under review and remain in place to date. They do not cover associates of the Group.

Board oversight

During the year, the Board considered the nature and extent of the principal risks that the Group is willing to take to achieve its strategic objectives (its ‘risk appetite’) and for maintaining sound risk management and internal control systems. It keeps its risk appetite under review to ensure that it is appropriate and consistent with internal policies.

With the support of the Committee, the Board conducts a review of the effectiveness of the Group’s risk management and internal control systems annually. This review covers all material controls including financial, operational and compliance controls and risk management systems.

Audit and CSR Committee framework

The Group’s Regional Audit and CSR Committee framework underpins the Board’s Audit Committee. It provides a flexible channel for the structured flow of information through the Group, with committees covering locally listed Group entities or complex markets where considered appropriate in certain markets, and each of the Group’s regions. In the EEMEA region, given the size of the region and the number of countries it includes, the regional Audit and CSR Committee is supported by an area Audit and CSR Committee. Local Audit and CSR Committees also operate in several markets in EEMEA.

Following the acquisition of RAI, the RAI Regional Audit and CSR Committee was appointed by the Committee to extend the Group’s Regional Audit and CSR Committee framework to cover the US business.

The Group’s Regional Audit and CSR Committees are all chaired by a member of the Management Board and attended by one or more Non-Executive Directors. The Corporate Audit Committee focuses on the Group’s risks and control environment that fall outside the regional committees’ remit, for example head office central functions, global programmes and projects. It comprises members of the Management Board, is chaired by a Regional Director and is also attended by one or more of the Non-Executive Directors.

External and internal auditors attend meetings of these committees and regularly have private audiences with members of the committees after meetings. Additionally, central, regional and individual market management, along with internal audit, support the Board in its role of ensuring a sound control environment.

This framework ensures that significant financial, social, environmental and reputational risks faced by the Group are appropriately managed and that any failings or weaknesses are identified so that remedial action may be taken.

The Group’s Regional Audit and CSR Committee framework structure will be revised in 2018 to reflect the Group’s new international business model, and to establish a Regional Audit and CSR Committee for each of the three Group regions, in addition to the RAI Regional Audit and CSR Committee.

Risk management

Risk registers, based on a standardised methodology, are used at Group, regional, area and individual market level to identify, assess and monitor the principal risks (both financial and non-financial) faced by the business at each level. Information on prevailing trends, for example whether a risk is considered to be increasing or decreasing over time, is provided in relation to each risk and all identified risks are assessed at three levels (high/medium/low) by reference to their impact and likelihood. Mitigation plans are required to be in place to manage the risks identified and their progress is also monitored. The risk registers and mitigation plans are reviewed on a regular basis. Regional and above-market risk registers are reviewed regularly by the relevant regional Audit and CSR Committee or the Corporate Audit Committee, as appropriate.

At Group level, specific responsibility for managing each identified risk is allocated to a member of the Management Board. The Group Risk Register is reviewed regularly by a committee of senior managers, chaired by the Finance Director. In addition, it is reviewed annually by the Board and twice yearly by the Committee. The Board and the Committee review changes in the status of identified risks, assessing the changes in impact and likelihood. The Committee also conducts deep dives into selected risks, meeting senior managers responsible for managing and mitigating them, so that it can consider those risks in detail.

The Board noted that the Group’s risk profile remained stable during 2017.

For more information on risk factors see the Principal Group risk factors section in our Strategic Report on pages 48 to 54.

Internal control

Group companies and other business units are annually required to complete a checklist, called Control Navigator, of the key controls that they are expected to have in place. Its purpose is to enable them to self-assess their internal control environment, assist them in identifying any controls that may need strengthening and support them in implementing and monitoring action plans to address control weaknesses. The Control Navigator checklist is reviewed annually to ensure that it remains relevant to the business and covers all applicable key controls. In addition, at each year-end, Group companies and other business units are required to:

–	review their system of internal control, confirm whether it remains effective and report on any material weaknesses and the action being taken to address them; and

–	review and confirm policies and procedures to promote compliance with the SoBC are fully embedded within the Group company or business unit and identify any material instances of non-compliance.

The results of these reviews are reported to the relevant Regional Audit and CSR Committees or to the Corporate Audit Committee and, where appropriate, to the Committee to ensure that appropriate remedial action has been, or will be, taken where necessary.

SOx compliance oversight

Following the registration of Company securities under the US Securities Act of 1933, as amended (the Securities Act), the Company is subject to certain rules and regulations of US securities laws, including the Exchange Act and SOx. The Committee reviewed existing internal control processes to ensure compliance with the requirements of US securities laws which were immediately applicable upon completion of the acquisition of RAI. Outcomes following this review included amendments to the Audit Committee Terms of Reference and the Group AIP as detailed on page 67.

68	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

The Committee also has oversight of processes which are being put in place to ensure ongoing compliance with applicable US securities laws. SOx places specific responsibility on the Chief Executive and the Finance Director to certify or disclose information applicable to the financial statements, disclosure controls and procedures (DCP) and the internal control over financial reporting (ICFR).

Two committees have been established during 2017 to provide assurance with regard to applicable SOx certifications. A Disclosure Committee has been established for the purposes of reviewing the Company’s financial statements for appropriate disclosure and designing and maintaining DCP. A sub-committee of the Disclosure Committee, the SOx Steering Committee, has also been established to provide assurance that ICFR has been designed, and is being implemented, evaluated and disclosed appropriately in accordance with applicable requirements. The activities of this sub-committee are directly reported to the Disclosure Committee. The output from the Disclosure Committee and SOx Steering Committee are presented to and reviewed by the Committee.

Code of Ethics for the Chief Executive and Senior Financial Officers

In addition to the SoBC described further below, which applies to all staff of the Group, including senior management and the Board, the Company has adopted a Code of Ethics applicable to the Chief Executive, the Finance Director, and other senior financial officers performing similar functions, with effect from 25 July 2017, as required by US securities laws. The Code of Ethics includes obligations for those senior financial officers to act with honesty and integrity in the performance of their duties and to promote full, fair, accurate, timely and understandable disclosures in all reports and other documents submitted to the US Securities and Exchange Commission, the UK Financial Conduct Authority, and any other regulatory agency.

No waivers or exceptions to the Code of Ethics were granted in 2017.

Internal audit function

The Group’s internal audit function provides advice and guidance to the Group’s businesses on best practices in risk management and control systems. It is also responsible for carrying out audit checks on Group companies, other business units, and in relation to key global processes and does so against an audit plan presented annually to the Committee, which focuses on higher risk areas or processes in relation to the Group’s business. Following the acquisition of RAI, the internal audit function of RAI was integrated into the Group’s internal audit function and its existing ways of working with effect from 1 January 2018, reporting directly into the Group Head of Audit.

Financial reporting controls

The Group has in place a series of policies, practices and controls in relation to the financial reporting and consolidation process, which are designed to address key financial reporting risks, including risks arising from changes in the business or accounting standards and to provide assurance of the completeness and accuracy of the content of the Annual Report and Form 20-F.

A key area of focus is to assess whether the Annual Report and Form 20-F and financial statements are ‘fair, balanced and understandable’ in accordance with regulatory requirements, with particular regard to:

–	Fair: Consistency of reporting between the financial statements and narrative reporting of Group performance and coverage of an overall picture of the Group’s performance;

–	Balanced: Consistency of narrative reporting of significant accounting judgements and key matters considered by the Committee with disclosures of material judgements and uncertainties noted in the financial statements; appropriate prominence and explanation of primary and adjusted measures; and
–	Understandable: Clarity and structure of the Annual Report and Form 20-F and financial statements, appropriate emphasis of key messages, and use of succinct and focused narrative with strong linkage throughout the report, to provide shareholders with the information needed to assess the Group’s business, performance, strategy and financial position.

The Group Manual of Accounting Policies and Procedures sets out the Group accounting policies, its treatment of transactions and its internal reporting requirements. The internal reporting of financial information to prepare the Group’s half-yearly and year-end financial statements is signed off by the heads of finance responsible for the Group’s markets and business units. The heads of finance responsible for the Group’s markets and all senior managers must also confirm annually that all information relevant to the Group audit has been provided to the Directors and that reasonable steps have been taken to ensure full disclosure in response to requests for information from the external auditors.

The Chairman of the Committee participated in several internal Annual Report and Form 20-F drafting and review meetings, and engaged separately with the Finance Director during the drafting process.

The effectiveness of the Group’s financial reporting controls are assessed as part of the Control Navigator exercise described on page 68 and evaluated by internal audit in the context of the annual audit plan.

Group Standards of Business Conduct (SoBC)

The Committee is responsible for monitoring compliance with the SoBC, which underpins the Group’s commitment to good corporate behaviour. The SoBC requires all staff to act with a high degree of business integrity, comply with applicable laws and regulations, and ensure that standards are never compromised for the sake of results. Every Group company and all staff worldwide, including senior management and the Board, are expected to live up to the SoBC. Guidance on the SoBC is provided across the Group, including through training and awareness programmes, described further on pages 28 and 32.

Information on compliance with the SoBC is gathered at a regional and global level and reported to the Regional Audit and CSR Committees, Corporate Audit Committee, and to the Committee.

All Group companies have adopted the SoBC or local equivalent, with the exception of RAI Companies until 31 December 2017. The RAI Code of Conduct, adopted prior to acquisition and substantially in alignment with the SoBC, applied to RAI Companies for the full year 2017.

In the year to 31 December 2017, 183 instances of suspected improper conduct contrary to the SoBC were reported to the Committee (2016: 174) (excluding RAI Companies).

Of the instances reported (excluding RAI Companies), 78 were established as breaches and appropriate action taken (2016: 77). In 75 cases, an investigation found no wrongdoing (2016: 65). In 30 cases, the investigation continued at the year-end (2016: 32), including investigation, through external legal advisers, of allegations of misconduct.

The SoBC and information on the total number of incidents reported under it in 2017 (including established breaches), is available at www.bat.com/sobc.

In respect of RAI Companies, in the year to 31 December 2017, 123 instances of suspected improper conduct contrary to the RAI Code of Conduct were reported (2016: 157). Of the instances reported, 65 were established as breaches and appropriate action taken (2016: 73). In 57 cases, an investigation found no wrongdoing (2016: 84). In one case, the investigation continued at the year-end (2016: none).

BAT Annual Report and Form 20-F 2017	69

Directors’ Report

Audit Committee continued

SoBC	RAI Code of Conduct
BAT Group (excl. RAI Companies)	RAI Companies
Year to 31 December 2017	Year to 31 December 2017

The RAI Code of Conduct (applicable to RAI Companies until 31 December 2017), and information on the total number of incidents reported under it in 2017 (including established breaches), is available at http://www.reynoldsamerican.com/transforming -tobacco/ethics-and-compliance-resources.

RAI Companies adopted their localised version of the SoBC with effect from 1 January 2018, and any instances of suspected improper conduct contrary to their localised SoBC, and established breaches, will be reported on an aggregated Group basis from 2018 onwards.

Whistleblowing

The SoBC also sets out the Group’s whistleblowing policy, enabling staff, in confidence (and anonymously where they wish), to raise concerns without fear of reprisal, including concerns regarding accounting or auditing matters. The Group’s whistleblowing policy is supplemented by local procedures throughout the Group (including RAI Companies) and at the Group’s London headquarters, providing staff with further guidance on reporting matters and raising concerns, and the channels through which they can do so.

Following establishment of the Business Conduct & Compliance Department (discussed further at page 28), an extensive review of the Group’s whistleblowing procedures was conducted and a new global whistleblowing hotline was deployed across the Group from January 2018, to offer staff additional channels through which any concerns can be raised or matters reported, in a language with which they are comfortable and anonymously where they wish.

Of the total number of business conduct incidents reported in 2017 set out above (excluding RAI Companies), 131 were brought to management’s attention through whistleblowing reports from employees, ex-employees, third parties or unknown individuals reporting anonymously (2016: 115).

In respect of RAI Companies, of the total number of incidents reported under the RAI Code of Conduct in 2017 set out above, six were brought to the RAI board’s attention under the RAI whistleblowing policy from employees, ex-employees, third parties or unknown individuals reporting anonymously (2016: 5).

The Committee is satisfied that the Group’s policy and procedures enable proportionate and independent investigation of matters raised, and ensure that appropriate follow-up action is taken.

Political contributions

The Group does not make contributions to European Union (EU) political organisations or incur EU political expenditure. The total amount of political contributions made to non-EU political parties in 2017 was £4,832,321 (2016: £20,208) as follows:

RAI Companies reported political contributions totalling £4,826,416 (US$6,221,250) for the full year 2017 to US political organisations, non-federal-level political party committees and to campaign committees of various non-federal candidates, in accordance with their contributions programme established prior to the acquisition of RAI by the Group. No corporate contributions were made to federal candidates or political party committees and all contributions were made in accordance with applicable laws.

All political contributions made by RAI Companies are assessed and approved in accordance with RAI’s policies and procedures to ensure appropriate oversight and compliance with applicable laws.

In accordance with the US Federal Election Campaign Act, RAI Companies continue to support an employee-operated Political Action Committee (PAC), a non-partisan committee registered with the US Federal Election Commission that facilitates voluntary political donations by eligible employees of RAI Companies. According to US federal finance laws, the PAC is a separate segregated fund and is controlled by a governing board of individual employee-members of the PAC. In 2017, RAI Companies incurred expenses, as authorised by US law, in providing administrative support to the PAC.

Carreras Limited reported a contribution to the Jamaica Labour Party of £5,905 in 2017.

No other political contributions were reported.

Annual review

The Financial Reporting Council’s ‘Guidance on Risk Management and Internal Control and Related Business Reporting’ reflects the requirements of the Code regarding the applicability of, and compliance with, the Code’s provisions with regard to issues of risk and internal control management and related financial and business reporting.

The processes described above, and the reports that they give rise to, enable the Board and the Committee to monitor the issue of risk and internal control management on a continuing basis throughout the year and to review its effectiveness at the year-end. The Board, with advice from the Committee, has completed its annual review of the effectiveness of that system for 2017.

No significant failings or weaknesses were identified and the Board is satisfied that, where areas for improvement were identified, processes are in place to ensure that remedial action is taken and progress is monitored. The Board is satisfied that the system of risk and internal control management accords with the Code.

70	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Nominations Committee

Richard Burrows Chairman of the Nominations Committee

Nominations Committee current members
Richard Burrows (Chairman)	Savio Kwan
Sue Farr	Dr Pedro Malan
Ann Godbehere	Lionel Nowell, III
Dr Marion Helmes	Dimitri Panayotopoulos
Luc Jobin	Kieran Poynter
Holly Keller Koeppel

Attendance at meetings in 2017
		Attended/Eligible to attend

Name	Member since	Scheduled	Ad hoc
Richard Burrows	2009	2/2	5/5
Sue Farr1(b)	2015	2/2	4/5
Ann Godbehere	2011	2/2	5/5
Dr Marion Helmes	2016	2/2	5/5
Luc Jobin2(b)	2017	0/0	2/2
Holly Keller Koeppel2(b)	2017	0/0	2/2
Savio Kwan	2014	2/2	5/5
Dr Pedro Malan1(c)	2015	2/2	3/5
Dr Gerry Murphy2(c)	2009–2017	1/1	2/2
Lionel Nowell, III2(b)	2017	0/0	2/2
Dimitri Panayotopoulos	2015	2/2	5/5
Kieran Poynter	2010	2/2	5/5

Notes:
1.	Number of meetings in 2017: (a) the Committee held seven meetings, five of which were convened at short notice; (b) Sue Farr did not attend the November ad hoc meeting, convened at short notice, due to other commitments; and (c) Dr Pedro Malan did not attend the ad hoc meetings in July and November, convened at short notice, due to other commitments.

2.	Membership: (a) all members of the Committee are independent in accordance with Code Provision B.2.1.; (b) Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III became members of the Committee on 2 October 2017 following their appointment as Non-Executive Directors; and (c) Dr Gerry Murphy ceased to be a member of the Committee upon his retirement as a Non-Executive Director on 26 April 2017.

3.	Other attendees: the Chief Executive, Group Human Resources Director and Group Head of Talent & Organisation Effectiveness regularly attend meetings by invitation but are not members.

For the Committee’s terms of reference see
www.bat.com/governance

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Role

The Nominations Committee is responsible for:

–	reviewing the structure, size and composition of the Board and Management Board to ensure both have an appropriate balance of skills, expertise, knowledge and (for the Board) independence;

–	reviewing the succession plans for appointments to the Board and the Management Board, to maintain an appropriate balance of skills and experience;

–	ensuring that the procedure for appointing Directors is rigorous, transparent, objective and merit-based, and has regard for diversity;

–	making recommendations to the Board on suitable candidates for appointments to the Board and Management Board; and

–	assessing the time needed to fulfil the roles of Chairman, Senior Independent Director and Non-Executive Director, and ensuring Non-Executive Directors have sufficient time to fulfil their duties.

Key activities in 2017 – reviewing:

–	Executive Directors’ 2017 performance assessment;

–	Non-Executive Director appointments of Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III, discussed further below;

–	Board Committee appointments, including recommending to the Board the appointment of Holly Keller Koeppel and Lionel Nowell, III to the Audit Committee, the appointment of Luc Jobin to the Remuneration Committee, and the appointment of each of them to the Nominations Committee, with effect from 2 October 2017 following their appointment as Non-Executive Directors;

–	Directors’ annual appointment and re-election at the AGM, discussed below;

–	organisational changes to deliver the Group’s strategic agenda, and making recommendations to the Board to:

–	appoint a new Chief Operating Officer for the Group’s international business (excluding the United States), a new Chief Marketing Officer, and to make the other Management Board appointments discussed on page 59; and

–	reduce the number of Group Regions from four to three, and for each new Regional Director for the Group’s international business to report to the Chief Operating Officer, with effect from 1 January 2018;

–	the Nominations Committee effectiveness following the Board evaluation process, discussed further on pages 63 and 64;

–	the Group Talent Strategy, talent development priorities and the key programmes underpinning the Group’s commitment to investment in engaging, developing and retaining talent, including graduate recruitment initiatives;

–	diversity initiatives to further develop a diverse and gender-balanced workplace, progress made in engaging, developing and retaining a diverse talent pool, and consideration of the findings and recommendations of the Parker Review Committee’s Report into Ethnic Diversity of UK Boards;

–	the results of the 2017 global ‘Your Voice’ survey of employee opinion across the Group;

–	succession planning for the Board and for the Management Board, including to take account of the integration of RAI Companies and the Group’s commitment to investing in the NGP portfolio; and

–	the progress of bespoke development plans for candidates for Executive Director and Management Board roles (covering the key experience required for further progression, mentoring and education opportunities).

BAT Annual Report and Form 20-F 2017	71

Directors’ Report

Nominations Committee continued

Board appointments

The Committee is responsible for identifying candidates for positions on the Board. This process includes an evaluation of the skills and experience to be looked for in candidates to ensure continuing Board balance and relevant experience. The selection process generally involves interviews with several candidates, using the services of independent, specialist external search firms to identify and shortlist appropriate candidates. The Committee is also responsible for implementing the Board Diversity Policy and monitoring progress towards achievement of its objectives, discussed further on page 62.

Following the acquisition of RAI, and pursuant to the Agreement and Plan of Merger with RAI, the Board appointed three new Non-Executive Directors, selected from a pool of Directors on the Board of RAI prior to acquisition.

The Committee identified Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III for appointment as Non-Executive Directors following a rigorous assessment of the potential candidates’ skills, expertise, experience, independence and consumer focus. The Committee also considered the candidates’ diversity of ethnicity, nationality, gender and thinking styles, taking into account the principles now reflected in the Board Diversity Policy, and undertook an assessment of the Board’s composition against peer company boards to identify areas for specific focus. The Committee considered each of the candidates in detail, and the Committee then proposed the recommended appointments to the Board.

This selection process was supported by Egon Zehnder, an independent executive search firm accredited under the Enhanced Code of Conduct for Executive Search Firms, including on gender diversity.

Board retirements in 2017

Dr Gerry Murphy retired as a Non-Executive Director of the Company with effect from the conclusion of the Annual General Meeting on 26 April 2017.

Terms of appointment to the Board

Details of the Directors’ terms of appointment to the Board are contained in the Directors’ Remuneration Policy, which is set out in full in the Remuneration Report 2015, contained in the Annual Report for the year ended 2015 available at www.bat.com.

The Executive Directors have rolling contracts of one year. The Non-Executive Directors do not have service contracts with the Company but instead have letters of appointment for one year. Their expected time commitment is 25–30 days per year.

The Board considers the need for it to refresh its membership progressively over time. Non-Executive Directors are normally expected to serve for up to six years, and any additional service beyond six years would be subject to rigorous review. Further details of Director appointments and the Company’s policy on payments for loss of office are outlined in the Summary of our Directors’ Remuneration Policy in the Remuneration Report.

Annual General Meeting 2018

Ann Godbehere and Dr Pedro Malan will be retiring from the Board at the conclusion of this year’s AGM on 25 April 2018. Ms Godbehere has served as a Non-Executive Director since October 2011, and Dr Malan has served as a Non-Executive Director since February 2015.

The Company will be submitting all other eligible Directors for re-election and, in the case of Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III, election for the first time.

Prior to making recommendations to the Board in respect of Directors’ submission for election or re-election (as applicable), the Committee carried out an assessment of each Non-Executive Director, including their continued independence.

In respect of the reappointment of Kieran Poynter, who will have served as a Non-Executive Director for just over seven years at the time of the 2018 AGM, the Committee conducted a particularly rigorous review, taking into account his performance as the Senior Independent Director and Chairman of the Audit Committee, his annual performance review, and his record of full attendance at meetings of the Board and Committees to which he is appointed. The performance review conducted as part of the Board evaluation process is discussed on page 64.

The Committee concluded that Mr Poynter contributed strongly to Board and Board Committee debate, offered valuable insight and constructive challenge, and continued to demonstrate his independence of thought and approach. Accordingly, the Committee considered it appropriate to recommend Mr Poynter’s submission for re-election to the Board.

The Chairman’s letter accompanying the AGM Notice confirms that all Directors being proposed for election or re-election (as applicable) are effective and that they continue to demonstrate commitment to their roles as Non-Executive Directors.

72	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Annual Statement

on Remuneration

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Dimitri Panayotopoulos Chairman of the Remuneration Committee	Index to our Remuneration Report

	1.	Overview of what our Executive Directors earned in 2017 and why	75

	2.	Executive Directors’ remuneration for the year ended 31 December 2017	76

	3.	Executive Directors’ remuneration for the upcoming year	82

	4.	Chairman and Non-Executive Directors’ remuneration for the year ended 31 December 2017	85

	5.	Directors’ share interests	86

	6.	Other disclosures	89

	7.	The Remuneration Committee and shareholder engagement	91

	8.	Summary of our Directors’ Remuneration Policy	94

The following Annual Report on Remuneration has been prepared in accordance with the relevant provisions of the Companies Act 2006 and as prescribed in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2013 (the UK Directors’ Remuneration Report Regulations). Where required and for the purpose of the audit conducted in accordance with International Standards on Auditing (ISA) data has been audited by KPMG LLP and this is indicated appropriately.

Dear Shareholder

Business context

2017 was a significant year for BAT with the acquisition of the remaining 57.8% of Reynolds American Inc. (RAI) the Group did not already own.

The acquisition creates a stronger, global tobacco and Next Generation Products company committed to delivering sustained long-term profit growth and returns. Work on integration is underway and the Remuneration Committee is provided with regular updates on remuneration related matters for the enlarged group.

How remuneration aligns with Strategy

The Remuneration Committee believes that the Remuneration Policy adopted by our shareholders in April 2016 has continued to work effectively, as evidenced by a clear link between the performance of the Company and the reward outcomes generated.

The acquisition has however led the Remuneration Committee to determine to exercise its judgement, provided under our Policy, in respect of the impact of the RAI acquisition on incentives and the choice of performance metrics going forward. Both are articulated in full in the body of the Remuneration Report and are summarised below:

–	The acquisition of the remaining shares in RAI on 25 July 2017 has an impact on the operation of the Company’s in-progress short-term and long-term incentive schemes. As the transaction occurred in the second part of the year the Remuneration Committee has determined that:

–	RAI results will be stripped out entirely from the BAT 2017 short-term incentive (STI) performance scheme metrics. Consequently, the 2017 STI result will be based on BAT performance only.

–	RAI results will be stripped out entirely from the calculation of the adjusted revenue growth metric relating to the 2017 performance year within the 2015, 2016 and 2017 long-term incentive plan (LTIP) awards, and from the operating cash flow conversion metric relating to the 2017 performance year within the 2016 and 2017 LTIP awards. The 2017 performance of these two metrics will be based solely on BAT performance. No adjustments will be made in respect of the two EPS metrics or to the TSR metric for 2017 since the Remuneration Committee has concluded that they are neither necessary nor possible.

–	RAI results will be wholly reflected within the 2018 short-term incentive scheme and also within the 2018 performance year attaching to the 2016, 2017 and 2018 LTIP awards. In order to ensure that 2018 performance is compared on an appropriate like-for-like basis, the 2017 base period will be restated, where required, to include RAI results for the full year.
–	The Remuneration Committee seeks to ensure that the performance metrics within the short and long-term incentive schemes continue to be aligned to objectives integral to the Company’s long-term strategic vision. To that end it has decided to make some important changes to performance metrics for the 2018 short-term incentive scheme:

–	The introduction of a new value-creation metric measuring adjusted revenue growth of our Strategic Portfolio, with a 30% weighting attached to it. The Strategic Portfolio comprises our existing Global Drive Brands, combined with RAI’s Strategic Brands – Camel, Natural American Spirit and Newport. Importantly, our Strategic Portfolio also includes our potentially reduced-risk products, including our key oral tobacco brands and NGP brands in vapour and THP, which are the focus of significant investment activity and therefore merit inclusion.

–	The new metric will replace the Global Drive Brand (GDB) & Key Strategic Brand (KSB) volume growth metric. The Group share of Key Markets metric is retained with a weighting reduced from 20% to 10%.

–	The adjusted profit from operations (APFO) and adjusted cash generated from operations (Adjusted CGFO) metrics retain their combined 60% weighting. However, the weight of Adjusted CGFO has increased to 30% (from 20%), with a compensatory reduction in APFO (weighting reduced from 40% to 30%), reflecting the importance attaching to cash generation in light of the RAI acquisition.

The external environment

The Remuneration Committee is very aware of the continued debate on executive remuneration and corporate governance. This is placing increased focus on long-term alignment with shareholders and is emphasising the importance of taking account of executive compensation within a broader context, particularly in relation to a business’ employees. The Board takes its corporate responsibilities very seriously. We are pleased to note that BAT has ranked in the upper quartile of the Institute of Directors’ Good Governance Report. Our Sustainability Report provides further information on how we engage with stakeholders and on our corporate behaviour. Our People section highlights some of the actions we are taking to improve diversity in our business.

Our long-term incentive arrangements already provide for a five-year time horizon and our Executive Directors’ shareholding requirements rank amongst the highest in the FTSE 100 with the Chief Executive required to hold five times his base salary in shares and our Finance Director three and a half times. Actual shareholdings far exceed these requirements with the Chief Executive owning over 13 times his base salary in BAT shares and the Finance Director over seven times.

BAT Annual Report and Form 20-F 2017	73

Remuneration Report

Annual Statement on Remuneration continued

The Remuneration Committee has followed and discussed the various contributions to the debate on executive pay and will continue to do so. As a broad principle we remain supportive of those initiatives that add transparency and focus on simplicity and internal consistency.

Taking these themes on board, we have taken the opportunity to review our Remuneration Report and have shortened it where possible and restructured the report which we hope readers will find helpful.

In March 2018, we will be publishing data relating to UK Gender Pay in line with statutory requirements. Upon reviewing the data prior to publication, the Committee noted that men and women are rewarded equally for similar roles, the Group does have a “gender pay gap” as defined by the UK legislation. This is largely a reflection of having more men than women in senior roles and the Group has a comprehensive set of diversity initiatives in place by way of which we will to continue to prioritise progress on this issue.

How pay outcomes align with Group results

As highlighted earlier, our incentive arrangements are closely linked to our strategy and our performance metrics align with the key performance indicators stated in the Strategic Report.

The Group has once again delivered a strong set of results in 2017, building on the long-term strategic growth agenda across all key business metrics. Group revenue was up by 37.6%, or 2.9% on an adjusted organic basis at constant rates of exchange, driven by excellent volume performance and good pricing. Profit from operations increased by 39.1%. On an organic basis at constant rates of exchange APFO grew by 4%. Please refer to page 218 to 219 for definitions of these measures and a reconciliation of these measures to the most appropriate IFRS measure where applicable.

These results are reflected positively in the outcomes of the respective measures for both the STI and the LTIP. The corporate result for the STI across the four measures (Group share of Key Markets; GDB and KSB volumes; APFO; and Adjusted CGFO) was 81%. The 2015 LTIP award with KPIs representing EPS, TSR and adjusted revenue growth will vest in March 2017 at 96.1%. This vesting result is an accurate reflection of the sustained outstanding performance of the Company and bears testimony to the importance the Remuneration Committee attaches to maintaining a strong link between underlying performance and the outcomes of managerial incentive schemes. More details of these STI and LTIP outcomes are given in the short-term incentives and long-term incentives sections of this report.

Individual performance adjustment factor

As part of the Remuneration Committee’s discussions on the STI outcomes, in accordance with our Remuneration Policy consideration was given to the appropriate individual performance adjustment factor to the STI outcome based on Group performance.

The Remuneration Committee has concluded that both the Chief Executive and the Finance Director have both shown exceptional leadership during 2017. In particular the Remuneration Committee identified the following key achievements against challenging personal objectives in the year:

–	The successful completion of the RAI acquisition, the biggest tobacco acquisition in history, and the major progress made integrating the RAI business into the BAT Group. This will deliver the benefits of this major strategic acquisition to shareholders over the medium to long term.
–	Delivering strong results on an organic basis while continuing to invest in NGP brands over and above what was forecast. The management team have therefore delivered short-term success while positioning BAT’s product offering to ensure long-term shareholder value growth.

Consequently, in the Committee’s judgement, these outstanding personal performances merited the application of an individual adjustment factor of 20%. The impact of the performance adjustment factors are as follows:

–	for the Chief Executive, an award of 202.6% of salary based on corporate performance is adjusted upwards by 20% based on our assessment of his individual performance, to 243.1% of base salary; and

–	for the Finance Director, an award of 154.0% of salary based on corporate performance is adjusted upwards by 20% based on our assessment of his individual performance, to 184.8% of base salary.

2018 salaries

The Remuneration Committee considered salary increases for Executive Directors in the context of the level of pay increases for UK employees. These ranged between 0% and 7.3% based on performance in the prior year, with an average increase of 3%.

The Remuneration Committee also recognised the fact that the Group is now a significantly more complex organisation as a result of both the acquisition and organic growth, with increased profit from operations (up 39.1%), revenue (up 37.6%) and volumes (up 3.2%) from 2016, and noted the exceptional individual performance shown during the year.

In this context, the Remuneration Committee decided that the Executive Directors should receive salary increases within the range of those for our high performing UK employees. With effect from 1 April 2018 the Chief Executive’s salary will be increased to £1,310,000 (+4.8%); and the Finance Director’s salary will be increased to £924,000 (+3.5%).

Our focus for 2018

During 2018 the Remuneration Committee will undertake a full review of our existing Remuneration Policy – taking into account the updated UK Corporate Governance Code and any further changes to regulations and guidance – in anticipation of presenting a new Policy for our shareholders to consider at our 2019 AGM.

Dimitri Panayotopoulos

Chairman, Remuneration Committee

21 February 2018

74	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Annual Report

on Remuneration

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

1: Overview of what our Executive Directors earned in 2017 and why

What our Executive Directors earned in 2017 – audited

Single figure for Executive		Salary	Taxable benefits		Short-term incentives		Long-term incentives			Pension	Other emoluments			Total
Directors		£’000		£’000		£’000		£’000		£’000		£’000		£’000
	2017	2016	2017	2016	2017	2016	2017	2016[1]	2017	2016	2017	2016	2017	2016
Nicandro	1,235	1,190	218	235	3,039	2,975	6,590	3,535	307	352	34	26	11,423	8,313
Durante
Ben Stevens	887	867	167	100	1,650	1,647	3,602	1,969	305	309	16	18	6,627	4,910
Total	2,122	2,057	385	335	4,689	4,622	10,192	5,504	612	661	50	44	18,050	13,223

Note:

1.	Long-term incentives shown for 2016: in accordance with the UK Directors’ Remuneration Report Regulations, estimates for the values of the vesting 2014 LTIP awards were given in the Annual Report on Remuneration 2016; these amounts have been re-presented to show the actual market value on the date of vesting in 2017.

Further information in respect of this remuneration can be found in Section 2 on page 76.

How this aligns to performance

Short-term incentives for the performance period ended in 2017
Vesting at:
Chief Executive: corporate performance – 202.6% of salary; individual performance – 40.5% of salary; total – 243.1% of salary
Finance Director: corporate performance – 154.0% of salary; individual performance – 30.8% of salary; total – 184.8% of salary
Adjusted profit from operations (APFO)	Global Drive Brands (GDBs) and Key Strategic Brands (KSBs)
at constant rates of exchange +4% organic growth[1]	total volume +7.5% organic growth

Group share of Key Markets	Adjusted cash generated from operations (Adjusted CGFO)
+40 bps	at constant rates of exchange Exceeded the maximum performance level set by the Remuneration Committee

Long-term incentives for the three year performance period ended in 2017
Vesting at 96.1%
Total shareholder return (TSR)	100% achievement
3 out of 23 in FMCG comparator group 2015–2017	(25% of award vesting out of possible 25%)

Adjusted diluted earnings per share (EPS) growth	100% achievement
11.0% CAGR at current rates of exchange	(50% of award vesting out of possible 50%)

Adjusted revenue growth[2]	84.4% achievement
4.4% CAGR at constant rates of exchange	(21.1% of award vesting out of possible 25%)

Notes:

1.	Adjusted profit from operations: performance is rounded to the nearest 1%.

2.	Adjusted revenue growth: this measure was referred to as growth in net turnover in previous annual reports and has been updated to align with Group reporting practices. This change to the name of the measure has no impact on the performance measured or the targets used.

Non-GAAP measures

Adjusted profit from operations (APFO), adjusted cash generated from operations (Adjusted CGFO), adjusted diluted EPS, adjusted revenue and operating cash flow conversion ratio are non-GAAP measures used by the Remuneration Committee to assess performance. Please refer to pages 218 to 222 for definitions of these measures and a reconciliation of these measures to the most directly comparable IFRS measure where applicable.

For the purposes of the Remuneration Report in relation to STI and LTIP performance measures, APFO, Adjusted CGFO, adjusted revenue and operating cash flow conversion ratio for 2017 are measured on an organic basis to exclude the impact of 2017 acquisitions and, in the case of APFO, Adjusted CGFO and operating cash flow conversion ratio, are further adjusted to exclude one-off payments related to the integration of RAI.

BAT Annual Report and Form 20-F 2017	75

Remuneration Report

Annual Report on Remuneration continued

2: Executive Directors’ remuneration for the year ended 31 December 2017

Total remuneration for the year ended 31 December 2017 – audited

	Nicandro Durante						Ben Stevens		For further information
	2017		2016		2017		2016
	£’000		£’000		£’000		£’000
Salary	1,235		1,190		887		867

Taxable benefits[1]
– car allowance	16		16		14		14
– health insurance	6		8		9		8
– tax advice	6		28		–		–
– use of company driver	64		68		80		73
– home and personal security	115		109		44		3
– other expenses related to individual and/or accompanied attendance at company functions/events	11		6		20		2
Total taxable benefits	218		235		167		100

Short-term incentives
STI vesting percentage (% of maximum)	97.2%		100%		97.2%		100%
STI: cash – Group performance element	1,266		1,487.5		687.5		823.5
STI: cash – Individual performance adjustment factor	507		–		275		–
STI: DSBS – Group performance deferred element	1,266		1,487.5		687.5		823.5
Total short-term incentives	3,039		2,975		1,650		1,647		Page 77

Long-term incentives
LTIP vesting percentage (% of maximum)	96.1%		46%		96.1%		46%
LTIP value to vest	6,018	[2]	3,242	[3]	3,289	[2]	1,806	[3]
Dividend equivalent	572		293	[4]	313		163	[4]
Total long-term incentives	6,590		3,535		3,602		1,969		Page 79

Total pension-related benefits	307		352	[5]	305		309		Page 80

Other emoluments
Life insurance	26		22		12		14
Share Reward Scheme (value of ordinary shares awarded)	4		4		4		4
Sharesave Scheme (face value of discount on options granted)	4	[6]	–		–		–
Total other emoluments	34		26		16		18
Total remuneration	11,423		8,313		6,627		4,910

Notes:

1.	Taxable benefits: the figures shown are gross amounts as in line with the UK market; it is the normal practice of the Company to pay the tax which may be due on any benefits, with the exception of the car or car allowance. Ben Stevens’ home and personal security benefit in 2017 includes costs associated with installation of a new home security system.

2.	LTIP award shown for 2017: the 2015 LTIP award is due to vest on 27 March 2018 based on performance to 31 December 2017. The value shown is based on the average share price for the three-month period ended 31 December 2017 of 4,913.85p.

3.	LTIP award shown for 2016: the values disclosed in the Annual Report on Remuneration for the year ended 31 December 2016 were estimated values as the award had not vested by the date of that report; these amounts have been re-presented based on the actual market value on the date of vesting of 28 March 2017 of 5,219p.

4.	LTIP dividend equivalent payments: in prior years the values disclosed have been the dividend equivalent amount paid during the year being reported on. However, to improve this disclosure we now report the dividend equivalent payment that will attach to the LTIP award that is included in the Single Figure Table. The values for the year ended 31 December 2016 have been restated on this basis.

5.	Total pension-related benefits: Nicandro Durante’s pension-related benefits for the year ended 31 December 2016 have been re-presented in accordance with the UK Directors’ Remuneration Report Regulations.

6.	Sharesave Scheme: the value disclosed for the year ended 31 December 2017 represents the difference between the closing share price on the working day prior to the start of the invitation period (24 February 2017) of 5,070p, and the option price of 4,056p.

76	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Short-term incentives for the year ended 31 December 2017

Timing of disclosures

The Remuneration Committee considers annually the question of commercial confidentiality and the sensitivity of bonus targets and results. This review is considered against a background of the Group operating in a highly consolidated industry and being the largest tobacco and potentially reduced-risk products business in the world outside China, with its two key competitors not subject to the same regulatory disclosures.

Specific performance measures, their weightings and actual performance/results achieved in 2017 are disclosed. The specific performance targets for each measure are considered to be commercially sensitive. The Remuneration Committee considers that its competitors would gain significant commercial insights into the Group’s specific objectives and key priorities for its brands and markets if actual targets were disclosed year-on-year; such disclosure would be prejudicial to the interests of the Company and its shareholders.

The specific performance targets for each measure will only be disclosed retrospectively, at the earliest, in the Annual Report on Remuneration which relates to the period of 12 months after the end of the relevant STI performance period. It is expected that the specific Threshold and Maximum targets for the STI performance period ended 31 December 2017 will be published in March 2019 in the Annual Report on Remuneration for 2018.

Disclosure of the specific targets for the STI in the year ended 31 December 2016, and the outcomes against those targets, are included on page 89.

STI performance measures, weightings and results for year ended 31 December 2017
STI: performance measure	Description of measure 2017	Actual performance 2017

Adjusted profit from operations (APFO) (growth over prior year) Weighting: 40%

Strategic target or objective The medium- to long-term target is to grow adjusted profit from operations on average by 5–7% per year.

	APFO is the adjusted profit from operations at constant rates of exchange for the year ended 31 December 2017.	APFO growth over the prior year of 4% on an organic basis.* Strategic Report: Delivering our strategy – Productivity * Performance is rounded to the nearest 1%.
Group’s share of Key Markets (growth over prior year) Weighting: 20% Strategic target or objective To continue to grow market share.

The Group’s retail market share in its Key Markets accounts for around 80% of the volumes of the Group’s subsidiaries. The Group’s share is calculated from data supplied by retail audit service providers and is rebased as and when the Group’s Key Markets change. When rebasing does occur, the Company will also restate history and provide fresh comparative data on the markets.

Global market share in key markets grew by 40bps. Strategic Report: Delivering our strategy – Growth

Global Drive Brands (GDB) and Key Strategic Brands (KSB) volumes (growth over prior year)

Weighting: 20%

Strategic target or objective

To increase our GDB and KSB volumes faster than the rest of the portfolio.

GDB volumes comprise the cigarette volumes of Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans, and include volumes of the Fine Cut variants of those brands sold in Western Europe.

KSB volumes comprise the cigarette volumes of State Express 555 and Shuang Xi associated with the joint venture with China National Tobacco Corporation in China.

GDB and KSB volumes are assessed on an organic basis.

GDB and KSB volumes grew by 7.5% on an organic basis. Strategic Report: Delivering our strategy – Growth

Adjusted cash generated from operations (Adjusted CGFO)

(as against adjusted budget) Weighting: 20%

Strategic target or objective

A specific target is set at each year for this measure with the aim to generate the optimal level cash flow while continuing to invest to support the short-, medium- and long-term requirements of the business.

Adjusted CGFO is defined as the net cash generated from operating activities, before the impact of adjusting items, dividends paid to non-controlling interests and received from associates, net interest paid and net capital expenditure.

Adjusted CGFO is measured at constant rates of exchange.

Adjusted CGFO exceeded the maximum performance level set by the Remuneration Committee. Strategic Report: Delivering our strategy – Productivity

BAT Annual Report and Form 20-F 2017	77

Remuneration Report

Annual Report on Remuneration continued

Impact of the RAI acquisition on short-term incentives in 2017

Following the acquisition of the remaining shares of RAI the Group did not already own on 25 July 2017 the Committee has taken time to consider how the impact of this major acquisition should be treated for the purposes of the 2017 short-term incentive scheme. As a result of this review, the following treatments have been applied in respect of the RAI acquisition.

For all measures 2017 performance is based on organic BAT performance, excluding share, profit, cash and volumes from RAI (and other acquisitions). Further to this, consistent application dictates that all non-adjusting acquisition-related costs (such as capital expenditure and net financing costs) are also removed.

The Remuneration Committee believe this is the correct, fair and appropriate way to treat the acquisition of RAI.

Consideration of individual performance adjustment factor

In addition to the Company-based STI corporate performance measures, the Remuneration Committee has also reviewed each Executive Director’s personal performance against a weighted set of operational and strategic measures. These were agreed as their specific individual objectives at the beginning of the year and depend on the priorities for each Director’s area of responsibility in the context of the delivery of Group strategy. Personal performance rated as ‘Outstanding’ can result in an adjustment factor of up to 20% to the corporate STI result but is subject to the applicable maximum award limit. Personal performance rated as ‘Requires Improvement’ results in any corporate STI result being reduced by 50%.

The Remuneration Committee exercised its discretion to rate the Executive Directors as follows: Chief Executive ‘Outstanding’ and Finance Director ‘Outstanding’. These ratings resulted in the STI outcomes for both Executive Directors being increased by 20% to give a total short-term incentive result of 243.1% and 184.8% respectively. The Remuneration Committee has concluded that both the Chief Executive and the Finance Director have shown exceptional leadership during 2017. In particular the Remuneration Committee identified the following key achievements against challenging personal objectives in the year:

–	The successful completion of the RAI acquisition, the biggest tobacco acquisition in history, and the major progress made integrating the RAI business into the BAT Group. This will deliver the benefits of this major strategic acquisition to shareholders over the medium to long-term.

–	Delivering strong results on an organic basis while continuing to invest in NGP brands over and above what was forecast. The management team have therefore delivered short term success while positioning BAT’s product offering to ensure long-term shareholder value growth.

STI outcome for year ended 31 December 2017

	Available STI award as % of base salary	Group % result	Individual performance adjustment factor %	STI award achieved % of base salary	STI award achieved £’000 (Value shown in Single Figure Table)
Nicandro Durante	250%	81%	20%	243.1%	3,039
Ben Stevens	190%	81%	20%	184.8%	1,650

50% of the award in respect of the Group result will be paid in cash and 50% as an award of deferred ordinary shares under the DSBS. The award in respect of the individual performance adjustment factor will be paid in cash.

Note:

1.	DSBS: awards made under the DSBS are in the form of free ordinary shares in the Company that normally vest after three years and no further performance conditions apply in that period. In certain circumstances, such as resigning before the end of the three-year period, participants may forfeit all of the shares. Malus-only provisions apply for DSBS share awards made from 2014 and clawback provisions operate from 2016 STI cash awards.

78	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Long-term incentives (LTIP) for the year ended 31 December 2017

LTIP performance measures, weightings and results for the year ended 31 December 2017 – audited

LTIP: performance measure	Description of measure and target for 2015 LTIP Performance period 1 January 2015 – 31 December 2017		Result achieved	Vesting percentage
Relative TSR[1] Relative to a peer group of	2015–2017 LTIP target		Ranked 3 out of 23 (above upper quartile)	25% (out of maximum of 25%)

international FMCG companies	Threshold	At median, 6% vests

Weighting: 25%	Maximum	At upper quartile, 25% vests
EPS growth			11.0% CAGR	50% (out of maximum of 50%)
Compound annual growth	2015–2017 LTIP target

in adjusted diluted EPS	Threshold	At CAGR of 5%, 8% vests

measured at current rates of exchange	Maximum	At CAGR of 10%, 50% vests

Weighting: 50%
Adjusted revenue growth[2]			4.4% CAGR	21.1% (out of maximum of 25%)
Compound annual growth measured at constant rates of exchange	2015–2017 LTIP target

	Threshold	At CAGR of 2%, 6% vests

Weighting: 25%	Maximum	At CAGR of 5%, 25% vests
Underpin for adjusted revenue growth measure[2] Measured at constant rates of exchange	The adjusted revenue growth measure can only vest provided the corresponding three-year CAGR of APFO exceeds the CAGR of the threshold performance level for APFO as approved annually in the STI and approved by the Board.		The underpin was exceeded with reference to the APFO STI outcomes for 2015, 2016 and 2017.
Total vesting level				96.1% vesting

Notes:

1.	Relative TSR: the constituents of the FMCG peer group are listed on page 84.

2.	Adjusted revenue growth: this measure was referred to as growth in net turnover in previous annual reports and has been updated to align with Group reporting practices.
This change to the name of the measure has no impact on the performance measured or the targets used.

Impact of the RAI acquisition on 2015 LTIP awards

Following the acquisition of the remaining shares of RAI the Group did not already own on 25 July 2017 the Committee has taken time to consider how the impact of this major acquisition should be treated for the purposes of the 2017 performance year within the 2015 LTIP award. As a result of this review, the following treatments have been applied in respect of the RAI acquisition.

–	Relative TSR and EPS growth – no further adjustments were needed as the incremental costs and benefits associated with the acquisition are already factored into performance.

–	Adjusted revenue growth and underpin – the 2017 performance year was measured based on organic BAT performance (excluding the impact of RAI and other 2017 acquisitions) to allow for a like-for-like comparison.

The Remuneration Committee believe this is the correct, fair and appropriate way to treat the acquisition of RAI.

LTIP outcome for year ended 31 December 2017

	Number of ordinary shares subject to award	Vesting % achieved (based on 2015–2017 performance period)	Number of ordinary shares to vest	Value of ordinary shares to vest[1] £’000	Dividend equivalent payment on vesting[2] £’000	Total value to vest £’000 (Value shown in Single Figure Table)
Nicandro Durante	127,448	96.1%	122,477	6,018	572	6,590
Ben Stevens	69,641	96.1%	66,925	3,289	313	3,602

These LTIP awards are due to vest on 27 March 2018, and will become exercisable on that same date.

Notes:

1.	The value of ordinary shares to vest shown above is based on the average share price for the three-month period ended 31 December 2017 of 4,913.85p.

2.	The dividend equivalent amount shown above that will become payable on vesting is the value of the dividend equivalents accrued on the proportion of the award that is due to vest.

BAT Annual Report and Form 20-F 2017	79

Remuneration Report

Annual Report on Remuneration continued

Executive Directors’ pension entitlements and accruals for the year ended 31 December 2017 – audited

Nicandro Durante

Pension values	Accrued pension at year end 31 Dec 2017 £’000	Additional value of pension on early retirement
UURBS (UK)	142	–
Total	142	–

Nicandro Durante’s UURBS pension entitlements are derived as follows:

(1)	Effective from 1 March 2006 (being the date of his appointment as a member of the Management Board), an accrual of 0.65% for each year of service on a basic sterling salary comparable to that of a General Manager of Souza Cruz S.A. At retirement the pension will be based on a 12 months’ average and will be provided through the UURBS.

(2)	With effect from 1 January 2011 (being the date of his appointment as Chief Executive Designate), Nicandro Durante commenced an accrual of 2.5% for each year of service on a basic salary in excess of that stated in (1) above. At retirement the pension is based on a 12 months’ average and will be provided through the UURBS.

Total accrued pension is the amount of pension that would be paid annually on retirement based on service to the end of the year.

The pension-related benefits disclosed in the single figures for Executive Directors’ remuneration represent Nicandro Durante’s net accrual for the period, being the differential between his total pension entitlements as at 31 December 2016 (adjusted for inflation) and as at 31 December 2017, multiplied by 20 in accordance with the UK Directors’ Remuneration Report Regulations.

Nicandro Durante receives a pension in payment from the Fundação Albino Souza Cruz (FASC) from Souza Cruz S.A., a Brazilian registered wholly owned subsidiary of the Group. This pension benefit has been in payment since April 2012 and currently amounts to approximately £420,280 per annum (after adjusting for currency exchange) reflecting his 31 years’ service at Souza Cruz.

Ben Stevens

Pension values	Accrued pension at year end 31 Dec 2017 £’000	Additional value of pension on early retirement
British American Tobacco UK Pension Fund	98	–
UURBS (UK)	311	–
Total	409	–

Ben Stevens joined the UK Pension Fund after 1989 and before the closure of its non-contributory defined benefit section to new members in April 2005. As a result, prior to 6 April 2006, he was subject to the HM Revenue & Customs cap on pensionable earnings (notionally £154,800 for the tax year 2017/8). In addition, he has an unfunded pension promise from the Company in respect of earnings above the cap on an equivalent basis to the benefits provided by the UK Pension Fund. This is provided through the UURBS. Further to the changes to the applicable tax regulations, Ben Stevens has reached his lifetime allowance of £1.8 million and therefore has ceased accrual in the Pension Fund with all future benefits being provided through membership of the UURBS. During the year, there has been no change to the overall pension entitlement of Ben Stevens.

Total accrued pension is the amount of pension that would be paid annually on retirement based on service to the end of the year.

The pension-related benefits disclosed in the single figures for Executive Directors’ remuneration represent Ben Stevens’ net accrual for the period, being the differential between his total pension entitlements as at 31 December 2016 (adjusted for inflation) and as at 31 December 2017, multiplied by 20 in accordance with the UK Directors’ Remuneration Report Regulations.

These commitments are included in note 12 on the Accounts. UK Pension Fund members are entitled to receive increases in their pensions once in payment, in line with price inflation (as measured by the Retail Prices Index) up to 6% per annum.

Note:

1.	UK Pension Fund: this is non-contributory. Voluntary contributions paid by an Executive Director and resulting benefits are not shown. No excess retirement benefits have been paid to or are receivable by an Executive Director or past Executive Director.

80	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Other information relating to our Chief Executive’s remuneration for the year ended 31 December 2017

Chief Executive’s pay – comparative figures 2009 to 2017

Year	2009	2010	2011	2012	2013	2014	2015	2016		2017
Chief Executive‘s ‘single figure’ of total remuneration (£’000)
Paul Adams[1] (to 28 February 2011)	7,713	8,858	5,961	n/a	n/a	n/a	n/a	n/a		n/a
Nicandro Durante[2] (from 1 March 2011)	n/a	n/a	5,589	6,340	6,674	3,617	4,543	8,313	[3]	11,423
Annual bonus (STI) paid against maximum opportunity (%)
Paul Adams[1] (to 28 February 2011)	67.7	87.0	100	n/a	n/a	n/a	n/a	n/a		n/a
Nicandro Durante[2] (from 1 March 2011)	n/a	n/a	100	85.0	81.3	73.2	100	100		97.2
Long-term incentive (LTIP) paid against maximum opportunity (%)
Paul Adams[1] (to 28 February 2011)	100	100	100	n/a	n/a	n/a	n/a	n/a		n/a
Nicandro Durante[2] (from 1 March 2011)	n/a	n/a	100	87.1	49.2	0.0	8.7	46.0		96.1

Notes:

1.	Paul Adams: (a) historic data is taken from the Remuneration Reports for the relevant years and is recast (as appropriate) on the basis of the ‘single figure’ calculation as prescribed in the UK Directors’ Remuneration Report Regulations; (b) he retired as Chief Executive on 28 February 2011 which affected his STI and LTIP as follows in accordance with the rules of those schemes: (i) his STI for the year ended 31 December 2010 was paid as a 100% cash bonus instead of 50% in cash and 50% in deferred ordinary shares; (ii) the outstanding LTIP awards of ordinary shares vested immediately on his retirement either in full (2008 Award) or on a time-apportioned basis (2009 Award and 2010 Award); and (iii) the LTIP dividend equivalent payments for the LTIP awards which vested at his retirement were also paid in full and/or on a pro-rated time and performance basis.

2.	Nicandro Durante: (a) historic data is taken from the Remuneration Reports for the relevant years and is recast (as appropriate) on the basis of the ‘single figure’ calculation as prescribed in the UK Directors’ Remuneration Report Regulations; (b) he became Chief Executive on 1 March 2011 and his ‘single figure’ remuneration for the year ended 31 December 2011 has accordingly been time-apportioned.

3.	Long-term incentives 2016: in accordance with the UK Directors’ Remuneration Report Regulations, estimates for the values of the vesting 2014 LTIP awards were given in the Annual Report on Remuneration 2016; these amounts have been re-presented to show the actual market value on the date of vesting in 2017.

Total shareholder return (TSR) performance: 1 January 2009 to 31 December 2017

Note:

1.	Performance and pay chart: this shows the performance of a hypothetical investment of £100 in ordinary shares (as measured by the TSR for the Company) against a broad equity market index (the FTSE 100 Index) over a period of nine financial years starting from 1 January 2009 through to 31 December 2017 based on 30-trading-day average values. A local currency basis is used for the purposes of the TSR calculation making it consistent with the approach to TSR measurement for the LTIP.

BAT Annual Report and Form 20-F 2017	81

Remuneration Report

Annual Report on Remuneration continued

Percentage change in the Chief Executive’s remuneration

The following table shows the percentage change in the Chief Executive’s remuneration measured against a comparator group comprising the UK employee population on UK employment contracts (2017: 2,202; 2016: 2,022 individuals1). This comparator group is considered to be the most appropriate group as Executive Directors are employed on UK contracts. Using a more widely drawn group encompassing the worldwide nature of the Group’s business would also present practical difficulties in collation as well as presenting a less relevant comparator given the significant variations in employee pay across the Group and the differing economic conditions and wide variations in gross domestic product per capita.

			Base salary		Taxable benefits			Short-term incentives
			Percentage			Percentage			Percentage
	2017	2016	change	2017	2016	change	2017	2016	change
	£’000	£’000%		£’000	£’000%		£’000	£’000%
Nicandro Durante	1,235	1,190	3.8	218	235	-7.2	3,039	2,975	2.2
(Chief Executive)
UK-based employees	70	70	1.0	4	4	-5.2	23	25	-7.9

Notes:

UK-based employees:

1.	The 1.0% increase to average base salary and the decrease in average taxable benefits and short-term incentive awards for UK-based employees is due to an increase in the proportion of more junior staff within the population. UK-based employees were awarded performance-based pay increases in 2017 in the range 0% to 8% with an average of around 3%.

2.	The data for this comparator group is made up as follows as at 31 December 2017: (1) the weighted average base salaries; (2) the average taxable benefits per grade; and (3) an estimated weighted average target bonus based on that population as at that date.

3: Executive Directors’ Remuneration for the upcoming year

Base salary for 2018

The Remuneration Committee has determined the following salaries for the Executive Directors

	Base salary		Base salary
	from	Percentage	from
	1 Apr 2018	change	1 Apr 2017
Executive Directors – salaries	£	%	£
Nicandro Durante	1,310,000	4.8	1,250,000
Ben Stevens	924,000	3.5	893,000

The Remuneration Committee considered salary increases for Executive Directors in the context of the level of pay increases for UK employees. These ranged between 0% and 7.3% based on performance in the prior year, with an average increase of 3%.

The Remuneration Committee also recognised the fact that the Group is now a significantly more complex organisation as a result of both the RAI acquisition and organic growth, with increased profit from operations (up 39.1%), revenue (up 37.6%) and volumes (up 3.2%) from 2016, and noted the exceptional individual performance shown during the year.

Benefits and pension

No changes to the provision of benefits or pension are proposed for 2018.

Short-term incentives for 2018 onwards, including the impact of the RAI acquisition

Under the provisions of flexibility afforded to it in order to enable the practical implementation of our Remuneration Policy, the Remuneration Committee has undertaken a review of the current STI performance metrics in conjunction with management.

Following this exercise, it has decided to make a number of changes to the metrics and their weightings applicable for the forthcoming 2018 STI performance year. In so doing, the Remuneration Committee has concluded that such changes will improve incentivisation of business outcomes that are aligned to the Group’s immediate and longer-term strategic objectives.

In addition, the Committee has taken time to consider how the impact of the RAI acquisition should be treated for the purposes of the short-term incentive scheme for 2018 and beyond.

Further to the new metric design outlined on below, RAI will be an operationally fully integrated unit within the Group for the whole of 2018. Management will be fully accountable for RAI performance in 2018 and consequently we are of the view that the performance ranges for 2018 metrics will fully reflect that all-inclusive basis.

82	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

The table below sets out the current metric design and weightings alongside the design that will apply for 2018, together with the key reasons driving change:

From		To
Current STI metrics & weightings		2018 STI metrics & weightings
Group share of key markets	20%	Group share of key markets	10%
Global Drive Brands (GDB) & Key Strategic Brands (KSB) volumes	20%	Adjusted revenue growth of Strategic Portfolio[1]	30%
Adjusted profit from operations (APFO)	40%	APFO[2]	30%
Adjusted cash generated from operations (Adjusted CGFO)	20%	Adjusted CGFO[2]	30%
Total	100%	Total	100%

Notes:

1.	The most significant change is in respect of the introduction of a new metric, adjusted revenue growth of our Strategic Portfolio. This Strategic Portfolio is comprised of the following core strategic categories – both cigarette brands and potentially reduced-risk brands – in our portfolio:

Strategic Portfolio Definition for STI from 2018 Cigarette brands:	Potentially reduced-risk product brands:
1. GDBs: Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans	1. Vapour Brands
2. RAI Strategic Brands: Camel, Natural American Spirit, Newport	2. THP Brands
3. Moist Snuff Brands (Grizzly and Kodiak)
4. Snus Brands (including Epok)

Adjusted revenue growth for this portfolio is a central value driver for the business from both current and longer-term strategic perspectives and its inclusion within the 2018 STI award, with what we consider to be a very significant weighting attached, acknowledges the need for this objective form part of our incentive design.

The GDB and KSB volume objective, which has served to concentrate focus on the key brands and drive value as well as volume growth in our brand portfolio, makes way for our new objective. Adjusted revenue growth in this Strategic Portfolio will enable a simultaneous focus on growth in both the core cigarette GDB categories (including new key strategic brands at RAI) and in our fast-growing potentially reduced-risk portfolio.

In order to attach what the Remuneration Committee considers to be the appropriate weight to this new metric, it has decided to reduce the weighting of the Group share of key markets metric, from 20% to 10% for 2018.

2.	The overall weight attached to the financial metrics – adjusted profit from operations and cash generated from operations – within the STI remains constant at 60%. However, in light of the acquisition during the year of the remaining shares in RAI, the Remuneration Committee concluded that a marginal uplift in the weight attached to the Adjusted CGFO metric, from 20% to 30% was both appropriate and desirable.

Further detail is included in the description of the STI measures for the year ended 31 December 2017 on page 77.

BAT Annual Report and Form 20-F 2017	83

Remuneration Report

Annual Report on Remuneration continued

Long-term incentives for 2018 onwards, including the impact of the RAI acquisition on 2018 LTIP awards

The performance measures and weightings for the LTIP award to be granted in 2018 will remain unchanged from those for 2017 awards.

The Committee remains satisfied that the current EPS growth targets remain appropriately challenging given the increasing future investment in Next Generation Products.

The Committee has taken time to consider how the impact of the RAI acquisition should be treated for the purposes of the long-term incentive scheme for 2018 awards and beyond.

–	Relative TSR, EPS growth and operating cash flow conversion ratio – no adjustment to performance measurement of 2018 is required. Performance will include the impact of RAI (and other 2017 acquisitions).

–	Adjusted revenue growth – performance for 2018 will include the contribution of RAI (and other 2017 acquisitions) as management are wholly responsible for that performance. To allow for a like-for-like comparison with 2018, the 2017 base year will also include the full year of revenue from RAI (and other 2017 acquisitions).

The measures and targets for 2018 LTIP awards are set out below:

LTIP measures and performance ranges					% of award vesting at maximum	% of award vesting at threshold
Relative TSR					20	3
Median performance vs. FMCG peer group to upper quartile.
The current constituents of the FMCG peer group as at the date of this report are:
Anheuser-Busch InBev	Danone	Johnson & Johnson	Nestlé	Reckitt Benckiser
Campbell Soup	Diageo	Kellogg	PepsiCo	Unilever
Carlsberg	Heineken	Kimberly Clark	Pernod Ricard
Coca-Cola	Imperial Brands	LVMH	Philip Morris
			International
Colgate-Palmolive	Japan Tobacco	Mondelēz	Procter & Gamble
		International
EPS growth at current exchange rates					20	3
5%–10% compound annual growth in adjusted diluted EPS over the performance period
EPS growth at constant exchange rates					20	3
5%–10% compound annual growth in adjusted diluted EPS over the performance period
Adjusted revenue growth					20	3
3%–5% compound annual growth over the performance period
Operating cash flow conversion ratio					20	3
Ratio of 85%–95% over the performance period at current exchange rates
Total					100	15

84	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

4: Chairman and Non-Executive Directors’ remuneration for the year ended 31 December 2017– audited

The following table shows a single figure of remuneration for the Chairman and Non-Executive Directors in respect of qualifying services for the year ended 31 December 2017 together with comparative figures for 2016.

			Chair/Committee
		Base fee[3]	membership fees[3]		Taxable benefits[1]		Total remuneration
		£’000		£’000		£’000		£’000
	2017	2016	2017	2016	2017	2016	2017	2016

Chairman
Richard Burrows	660	645	–	–	129	106	789	751

Non-Executive Directors
Sue Farr	93	93	19	13	1	1	113	107

Ann Godbehere	93	93	19	18	1	1	113	112

Marion Helmes (from 1 August 2016)	93	39	19	5	12	5	124	49

Luc Jobin (from 25 July 2017)	40	–	6	–	18	–	64	–

Holly Keller Koeppel[2] (from 25 July 2017)	40	–	6	–	20	–	66	–

Savio Kwan	93	93	19	13	51	37	163	143

Pedro Malan	93	93	19	13	49	44	161	150

Lionel Nowell, III[2] (from 25 July 2017)	40	–	6	–	5	–	51	–

Dimitri Panayotopoulos	93	93	44	19	24	4	161	116

Kieran Poynter	93	93	79	48	14	–	186	141

Retired Non-Executive Directors
Karen de Segundo (to 27 April 2016)	–	30	–	10	–	–	–	40

Christine Morin-Postel (to 6 December 2016)	–	86	–	59	–	11	–	156

Gerry Murphy (to 26 April 2017)	31	93	4	13	–	1	35	107

Richard Tubb (to 27 April 2016)	–	30	–	4	–	20	–	54

Total	1,462	1,481	240	215	324	230	2,026	1,926

Notes:

1.	Benefits: the Chairman’s benefits in 2017 comprised: health insurance and ‘walk-in’ medical services £17,000 (2016: £14,000); the use of a company driver £63,000 (2016: £69,000); home and personal security in the UK and Ireland, including installation costs £13,000; (2016: £6,000); hotel accommodation and related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or corporate events £29,000 (2016: £9,000); and commuting flights to London £7,000 (2016: £8,000). The benefits for the other Non-Executive Directors principally comprised travel-related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or events and ‘walk-in’ medical services. The figures shown are grossed-up amounts (as appropriate) as, in line with the UK market, it is the normal practice of the Company to pay the tax that may be due on any benefits. Christine Morin-Postel’s benefits in 2016 have been restated to include £2,000 travel-related expenses that were incurred in 2016.

2.	Deferred Compensation Plan for Directors of RAI (DCP): as former outside directors of RAI, Holly Keller Koeppel and Lionel Nowell, III each participated in the DCP under which they could elect to defer payment of a portion of their RAI retainers and meeting attendance fees to an RAI stock account, a cash account, or a combination of both. Following the acquisition of RAI by BAT, amounts deferred to a stock account (Deferred Stock Units or DSUs) mirror the performance of, and receive dividend equivalents based on, BAT ADSs. Amounts deferred to a cash account earn quarterly interest at the prime rate as set by JPMorgan Chase Bank. The respective DSUs of Holly Keller Koeppel and Lionel Nowell, III are disclosed as a note to ‘Summary of Directors’ share interests’ below. The deferred cash account for Lionel Nowell, III showed a balance of US$119,824 at 31 December 2017 (25 July 2017: US$117,597). DSUs and cash deferred under the DCP will be paid to the two Directors in accordance with the terms of the DCP, section 409A of the US Internal Revenue Code of 1986 and each Director’s existing deferral elections.

3.	Committee memberships: are shown, together with changes during the year, in the reports of the respective committees in the Governance sections of the Directors’ Report.

4.	Non-Executive Directors’ fees structure 2017: are set out in the table below.

	Fees from 1 May 2017 £	Fees to 30 April 2017 £
Base fee	92,700	92,700

Senior Independent Director – supplement	36,000	32,000

Audit Committee: Chairman	36,000	32,000

Audit Committee: Member	11,000	7,000

Nominations Committee: Chairman	–	–

Nominations Committee: Member	11,000	7,000

Remuneration Committee: Chairman	36,000	32,000

Remuneration Committee: Member	11,000	7,000

Chairman and Non-Executive Directors’ fees and remuneration for the upcoming year

As described in the Annual Report on Remuneration for the year ended 31 December 2016, the Chairman’s fee was increased from £645,000 to £665,000 from 1 April 2017. In keeping with the level of pay awards granted to UK employees based on a 3% increase in budget, the Remuneration Committee determined the Chairman’s fee will be £685,000 with effect from 1 April 2018 (+3%).

The fees for Non-Executive Directors’ fees are scheduled to be reviewed in April 2018 with any changes being effective from 1 May 2018.

BAT Annual Report and Form 20-F 2017	85

Remuneration Report

Annual Report on Remuneration continued

5: Directors’ share interests

Summary of Directors’ share interests – audited

		Outstanding scheme interests 31 Dec 2017
						Total of all
		Unvested awards subject to	Unvested awards		Total ordinary	interests in
	Ordinary shares	performance measures and	subject to continued	Unvested	shares subject	ordinary
	held at	continued employment	employment only	interests	to outstanding	shares at
	31 Dec 2017[1]	(LTIP)	(DSBS)	(Sharesave)	scheme interests	31 Dec 2017
Executive Directors
Nicandro Durante[1,3]	255,982	382,158	77,654	912	460,724	716,706
Ben Stevens[2,3]	84,363	199,542	48,005	1,038	248,585	332,948
Chairman
Richard Burrows	15,000					15,000
Non-Executive Directors
Sue Farr	–					–
Ann Godbehere[4]	3,100					3,100
Marion Helmes	4,500					4,500
Luc Jobin[4,6]	45,236					45,236
Holly Keller Koeppel[4,5,6]	8,416					8,416
Savio Kwan[3]	6,292					6,292
Pedro Malan	–					–
Lionel Nowell, III[4,5,6]	17,436					17,436
Dimitri Panayotopoulos	3,300					3,300
Kieran Poynter	5,000					5,000

Notes:

1.	Nicandro Durante: ordinary shares held include 2,088 held by the trustees of the BAT Share Incentive Plan (SIP).

2.	Ben Stevens: ordinary shares held include 547 held by the trustees of the SIP.

3.	Changes from 31 December 2017: (a) Nicandro Durante – purchases of 3 ordinary shares on 3 January 2018 and 3 ordinary shares on 7 February 2018 under the SIP; acquisition of 995 ordinary shares on 8 February 2018 as a result of reinvestment of dividend income in the Vested Share Account; acquisition of 20 ordinary shares on 8 February 2018 as a result of reinvestment of dividend income under the SIP and acquisition of 1,410 ordinary shares on 13 February 2018 as a result of reinvestment of dividend income by Mrs Durante; (b) Ben Stevens – purchases of 3 ordinary shares on 3 January 2018 and 3 ordinary shares on 7 February 2018 under the SIP; acquisition of 5 shares on 8 February 2018 as a result of reinvestment of dividend income under the SIP; and (c) Savio Kwan – purchase of 60 ordinary shares as a result of the reinvestment of dividend income on 14 February 2018. There were no changes in the interests of the Chairman and the other Non-Executive Directors.

4.	American Depositary Shares (ADSs): each of the interests in ordinary shares held by Ann Godbehere, Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III consist of an equivalent number of BAT ADSs each of which represents one ordinary share in the Company.

5.	Deferred Stock Units (DSUs): at the date of this report the following Non-Executive Directors, each being a former director of RAI and a participant in the Deferred Compensation Plan for Directors of RAI (DCP), hold DSUs which were granted prior to becoming a Director of the Company – (a) Holly Keller Koeppel 20,568.87 DSUs (31 December 2017: 20,392.01 DSUs); and (b) Lionel Nowell, III 37,330.63 DSUs (31 December 2017: 37,009.65 DSUs). Each DSU entitles the holder to receive a cash payment following ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs will increase on each dividend date by reference to the value of dividends declared on the ADSs underlying the DSUs.

6.	Director changes during 2017: Gerry Murphy retired on 26 April 2017; Luc Jobin, Holly Keller Koeppel and Lionel Nowell, III each appointed on 25 July 2017.

Executive Directors’ shareholding guidelines

Executive Directors are encouraged to build up a high level of personal shareholding to ensure a continuing alignment of interests with shareholders. The shareholding guidelines require Executive Directors to hold ordinary shares equal to the value of a percentage of salary as set out in the table below.

			Value of eligible
	Shareholding	No. of eligible	ordinary shares	Actual
	requirements	ordinary shares	held at	percentage (%)
	(% of base salary	held at	31 Dec 2017[1]	of base salary at
	31 Dec 2017)	31 Dec 2017	£m	31 Dec 2017
Nicandro Durante	500	331,548	16.6	1,331.0
Ben Stevens	350	131,821	6.6	740.7

Eligibility of shares: (a) unvested ordinary shares under the DSBS, which represent deferral of earned bonus, are eligible and count towards the requirement; (b) unvested ordinary shares under the LTIP are not eligible and do not count towards the requirement during the performance period, but the estimated notional net number of ordinary shares held during the LTIP Extended Vesting Period are eligible and will count towards the requirement; and (c) ordinary shares held in trust under the all-employee share ownership plan (SIP) are not eligible and do not count towards the shareholding requirement.

Notes:

1.	Value of ordinary shares shown above: this is based on the closing mid-market share price on 29 December 2017 (being the last trading day of the year) of 5,018p.

2.	Meeting the guidelines: if an Executive Director does not, at any time, meet the requirements of the shareholding guidelines, the individual may, generally, only sell a maximum of up to 50% of any ordinary shares vesting (after tax) under the Company share plans until the threshold required under the shareholding guidelines has been met.

3.	Waiver of compliance with guidelines: this is permitted with the approval of the Remuneration Committee in circumstances where a restriction on a requested share sale could cause undue hardship. No such applications were received from the Executive Directors during 2017.

86	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Non-Executive Directors are not subject to any formal shareholding requirements although they are encouraged to build a small interest in ordinary shares during the term of their appointment.

Executive Directors’ outstanding scheme interests – audited

						Exercised/			End of	Date from which
				Awarded in	Lapsed in	released in	At 31 Dec	Exercise price	performance	exercisable or shares
	Plan		At 1 Jan 2017	2017	2017	2017	2017	(p)	period	released
Nicandro Durante	LTIP	[1]	135,052		72,929	62,123	–		31 Dec 16	28 Mar 17
	LTIP	[2]	127,448				127,448		31 Dec 17	27 Mar 18
	LTIP	[3]	140,529				140,529		31 Dec 18	12 May 21
	LTIP	[3]		114,181			114,181		31 Dec 19	27 Mar 22
	DSBS		27,466			27,466	–			28 Mar 17
	DSBS		19,419				19,419			27 Mar 18
	DSBS		29,690				29,690			29 Mar 19
	DSBS			28,545			28,545			27 Mar 20
	Sharesave		591			591	–	2,536		1 May 17
	Sharesave		543				543	2,787		1 Oct 19
	Sharesave			369			369	4,056		1 May 22
Ben Stevens	LTIP	[1]	75,230		40,625	34,605	–		31 Dec 16	28 Mar 17
	LTIP	[2]	69,641				69,641		31 Dec 17	27 Mar 18
	LTIP	[3]	71,669				71,669		31 Dec 18	12 May 21
	LTIP	[3]		58,232			58,232		31 Dec 19	27 Mar 22
	DSBS		18,356			18,356	–			28 Mar 17
	DSBS		12,732				12,732			27 Mar 18
	DSBS		19,468				19,468			29 Mar 19
	DSBS			15,805			15,805			27 Mar 20
	Sharesave		543				543	2,787		1 Oct 19
	Sharesave		495				495	3,026		1 May 20

Notes:

1.	Details of the performance condition for the LTIP award granted in 2014 (which vested during 2017), and of achievement against that condition in the period to 31 December 2016, was set out in the Annual Report on Remuneration for the year ended 31 December 2016.

2.	Details of the performance condition attached to 2015 LTIP awards, and of achievement against that condition in the period to 31 December 2017, are set out on page 79.

3.	Details of the performance condition attached to 2016 and 2017 LTIP awards are set out on page 88.

Further details in relation to scheme interests granted during the year ended 31 December 2017

	Plan		Ordinary shares awarded	Price per ordinary share at award[1]	Face value of award £’000	Exercise price	Proportion of award vesting for threshold performance (%)	Performance period	Date from which exercisable or shares released
Nicandro Durante	LTIP	[2]	114,181	5,211p	5,950	n/a	15	2017–2019	27 Mar 22
	DSBS	[3]	28,545	5,211p	1,487.5	n/a	n/a	n/a	27 Mar 20
Ben Stevens	LTIP	[2]	58,232	5,211p	3,034	n/a	15	2017–2019	27 Mar 22
	DSBS	[3]	15,805	5,211p	823.5	n/a	n/a	n/a	27 Mar 20

Notes:

1.	The price per ordinary share is the price used to determine the number of ordinary shares subject to the awards, which is calculated as the average of the closing mid-market price of an ordinary share over the three dealing days preceding the date of grant.

2.	Details of the performance condition attached to these LTIP awards are set out on page 88.

3.	These DSBS awards were granted to deliver 50% of the annual bonus earned for the year ended 31 December 2016, details of which are set out on page 89.

BAT Annual Report and Form 20-F 2017	87

Remuneration Report

Annual Report on Remuneration continued

Further details in relation to performance conditions attaching to outstanding scheme interests

	LTIP award granted in 2016			LTIP award granted in 2017
	1 January 2016–31 December 2018			1 January 2017–31 December 2019
	Weighting	Threshold	Maximum	Weighting	Threshold	Maximum
Relative TSR Ranking against a peer group of international FMCG companies	20%	At median, 3% of award vests	At upper quartile, 20% of award vests	20%	At median, 3% of award vests	At upper quartile, 20% of award vests
EPS growth at current exchange rates Compound annual growth in adjusted diluted EPS measured at current rates of exchange	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests
EPS growth at constant exchange rates Compound annual growth in adjusted diluted EPS measured at constant rates of exchange	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests
Adjusted revenue growth Compound annual growth measured at constant rates of exchange	20%	At 3% CAGR, 3% of award vests	At 5% CAGR, 20% of award vests	20%	At 3% CAGR, 3% of award vests	At 5% CAGR, 20% of award vests
Operating cash flow conversion ratio Measured at current rates of exchange, as a percentage of APFO	20%	At 85%, 3% of award vests	At 95%, 20% of award vests	20%	At 85%, 3% of award vests	At 95%, 20% of award vests

References to growth in net turnover have been updated to adjusted revenue consistent with Group reporting practices. This change to the name of the measure has no impact on the performance measured or the targets used.

For LTIP awards granted from 2016 onwards, an additional vesting period of two years applies from the third anniversary of the date of grant.

Impact of the RAI acquisition on 2016 and 2017 LTIP awards

The Committee has taken time to consider how the impact of the RAI acquisition should be treated for the purposes of the 2017 performance year within the 2016 and 2017 long-term incentive awards. As a result of this review, the following treatments will apply.

–	Relative TSR and EPS growth – no further adjustments are needed as the incremental costs and benefits associated with the acquisition are already factored into performance.

–	Adjusted revenue growth – the 2017 performance year will be measured based on organic BAT performance versus the 2016 base year to allow for a like-for-like comparison. The contribution of RAI (and other 2017 acquisitions) will be included from the 2018 performance year onwards.

–	Operating cash flow conversation ratio – the 2017 performance year will be measured based on organic BAT performance, excluding RAI profit and cash, and any additional costs related to the acquisition. The contribution of RAI (and other 2017 acquisitions) will be included from the 2018 performance year onwards.

The Remuneration Committee believe this is the correct, fair and appropriate way to treat the acquisition of RAI.

88	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

6: Other disclosures

STI targets and outcome for the year ended 31 December 2016

As explained on page 77, the specific performance targets under the STI are considered to be commercially sensitive. Consequently, the specific performance targets for each measure will only be disclosed retrospectively, at the earliest, in the Annual Report on Remuneration which relates to the period of 12 months after the end of the relevant STI performance period. The following sets out the specific targets and the outcomes against those targets for the year ended 31 December 2016. For ease of reference we have also repeated the information disclosed last year, showing the total vesting outcome achieved and the resulting bonus achieved.

STI: performance measure	Description of measure and target 2016		Result achieved	Vesting percentage
Adjusted profit from operations (APFO) (growth over prior year)	APFO is the adjusted profit from operations at constant rates of exchange for the year ended 31 December 2016.		Growth over 2015 of 4%	40% (out of maximum of 40%)
STI target 2016
Weighting: 40%	Threshold	1% growth over 2015
	Maximum	4% growth over 2015
Group’s share of Key Markets (growth over prior year) Weighting: 20%	The Group’s retail market share in its Key Markets accounts for around 80% of the volumes of the Group’s subsidiaries. The Group’s share is calculated from data supplied by retail audit service providers and is rebased as and when the Group’s Key Markets change. When rebasing does occur, the Company will also restate history and provide fresh comparative data on the markets.		Global market share in key markets grew over 2015 by 52bps	20% (out of maximum of 20%)
STI target 2016
	Threshold	5bps growth over 2015
	Maximum	15bps growth over 2015
Global Drive Brands (GDB) and Key Strategic Brands (KSB) volumes (growth over prior year) Weighting: 20%

GDB volumes comprise the cigarette volumes of Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans, and include volumes of the Fine Cut variants of those brands sold in Western Europe.

KSB volumes comprise the cigarette volumes of State Express 555 and Shuang Xi associated with the joint venture with China National Tobacco Corporation in China.

			GDB and KSB volumes grew over 2015 by 7.2%	20% (out of maximum of 20%)
STI target 2016
	Threshold	1% growth over 2015
	Maximum	3% growth over 2015
Adjusted cash generated from operations (Adjusted CGFO) (as against adjusted budget)	Adjusted CGFO is defined as net cash generated from operating activities, before the impact of adjusting items, dividends paid to non-controlling interests and received from associates, net interest paid and net capital expenditure. Adjusted CGFO is measured at constant rates of exchange.		Adjusted CGFO exceeded 2016 budget by 29.7%.	20% (out of maximum of 20%)
STI target 2016
Weighting: 20%	Threshold	5% less than 2016 budget
	Maximum	5% above than 2016 budget

	Available STI award as % of base salary	Corporate result %	Individual performance adjustment factor %	STI award achieved % of base salary	STI award achieved £’000 (Value shown in Single Figure Table for 2016)
Nicandro Durante	250	100%	–	250%	2,975
Ben Stevens	190	100%	–	190%	1,647

The STI awards shown above were paid as to 50% in cash and 50% as an award of deferred ordinary shares under the DSBS granted in March 2017, the details of which are set out on page 87 above.

Payments to former Directors and payments for loss of office The Company did not make: (1) any payments of money or other assets to former Directors; or (2) any payments to Directors for loss of office during the year ended 31 December 2017.

External directorships Nicandro Durante is a non-executive director of Reckitt Benckiser Group and he retains the fees for this appointment, 2017: £120,000 (2016: £110,000). Ben Stevens is a non-executive director of ISS A/S and he retains the fees for this appointment, 2017: DKK892,500 (£105,080) (2016: DKK525,000 (£58,833)).

BAT Annual Report and Form 20-F 2017	89

Remuneration Report

Annual Report on Remuneration continued

Relative importance of spend on pay

To illustrate the relative importance of the remuneration of the Directors in the context of the Group’s finances overall, the Remuneration Committee makes the following disclosure:

Item	2017 £m	2016 £m	% change
Remuneration of Group employees[1]	2,679	2,274	17.8
Remuneration of Executive Directors	18	13	36.5
Remuneration of Chairman and Non-Executive Directors	2	2	5.2
Total dividends[2]	4,465	2,910	53.4

Notes:

1.	Total remuneration of Group employees: This represents the total employee benefit costs for the Group, set out on page 121 within note 3 in the Notes on the Accounts.

2.	Total dividends: This represents the total dividends paid in 2017, set out on page 132 within note 8 in the Notes on the Accounts

3.	Adjusted profit from operations: this was included as a comparator for the year ended 31 December 2016. It has been removed as a comparator for the year ended 31 December 2017 as it is a non-IFRS measure of performance.

Shareholder dilution – options and awards outstanding

Satisfaction of Company share plan awards in accordance with the Investment Association’s Principles of Remuneration	New ordinary shares issued by the Company during the year ended 31 December 2017

–  by the issue of new ordinary shares; or

–  ordinary shares issued from treasury only up to a maximum of 10% of the Company’s issued share capital in a rolling 10-year period;

–  within this 10% limit, the Company can only issue (as newly issued ordinary shares or from treasury) 5% of its issued share capital to satisfy awards under discretionary or executive plans; and

–  the rules of the Company’s Deferred Share Bonus Scheme (DSBS) do not allow for the satisfaction of awards by the issue of new ordinary shares.

–  180,245 ordinary shares issued by the Company in relation to the Sharesave Scheme;

–  a total of 747,570 Sharesave Scheme options over ordinary shares in the Company were outstanding at 29 December 2017 (being the last trading day of the year), representing 0.03% of the Company’s issued share capital (excluding shares held in treasury); and

–  options outstanding under the Sharesave Scheme are exercisable until end October 2022 at option prices ranging from 2,536p to 4,056p.

90	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

7: The Remuneration Committee and shareholder engagement

Remuneration Committee current members
Dimitri Panayotopoulos (Chairman)
Sue Farr
Ann Godbehere
Luc Jobin
Savio Kwan

Role

The Remuneration Committee is responsible for:

–	agreeing and proposing the Directors’ Remuneration Policy (covering salary, benefits, performance-based variable rewards and pensions) for shareholder approval;

–	determining, within the terms of the agreed Directors’ Remuneration Policy, the specific remuneration packages for the Chairman and the Executive Directors, both on appointment and on review and, if appropriate, any compensation payment due on termination of appointment;

–	the setting of targets applicable for the Company’s performance-based variable reward scheme and determining achievement against those targets, exercising discretion where appropriate and as provided by the applicable scheme rules and the Directors’ Remuneration Policy; and

–	monitoring and advising the Board on any major changes to the policy on employee benefit structures for the Group.

Attendance at meetings in 2017

Name	Member since	Attendance/ Eligible to attend Scheduled	Attendance/ Eligible to attend Ad Hoc
Dimitri Panayotopoulos (Chairman)	2015	4/4	2/2
Sue Farr1(a)	2016	4/4	1/2
Ann Godbehere	2011	4/4	2/2
Luc Jobin1(b),2(b)	2017	1/2	1/1
Savio Kwan	2016	4/4	2/2

Notes:

1.	Meetings in 2017: (a) Sue Farr did not attend the short notice meeting in November 2017 due to a prior commitment; and (b) Luc Jobin did not attend the scheduled meeting in October 2017 due to a commitment scheduled prior to his appointment as a Director.

2.	Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code Provision D.2.1.; (b) Luc Jobin became a member of the Committee on 2 October 2017 following his appointment as a Non-Executive Director.

3.	Other attendees: the Chairman, the Chief Executive, the Group Human Resources Director, the Group Head of Reward and other senior management, including the Company Secretary, may be consulted and provide advice, guidance and assistance to the Remuneration Committee. They may also attend Committee meetings (or parts thereof) by invitation; neither the Chairman nor any Executive Director plays any part in determining their own remuneration.

4.	Deloitte LLP: as the Remuneration Committee’s remuneration consultants, they may attend meetings of the Remuneration Committee. As a member of the Remuneration Consultants Group (RCG), Deloitte agrees to the RCG Code of Conduct which seeks to clarify the scope and conduct of the role of executive remuneration consultants when advising UK-listed companies.

For the Remuneration Committee’s terms of reference see: www.bat.com/governance

BAT Annual Report and Form 20-F 2017	91

Remuneration Report

Annual Report on Remuneration continued

Remuneration Committee advisers during 2017

Independent external advisers	Services provided to the Remuneration Committee	Fees	Other services provided to the Company
Deloitte LLP

General advice on remuneration matters including: market trends and comparator group analysis; policy review and shareholder engagement perspectives; and independent measurement of the relative TSR performance conditions.

		2017: £86,000 2016 £89,050	Tax, corporate finance and consulting services to Group companies worldwide.
Herbert Smith Freehills LLP	Advice in respect of share plan regulations is provided to the Company and is available to the Remuneration Committee.	Fees relate to advice given to the Company	General corporate legal and tax advice principally in the UK.
Ernst & Young LLP	Provision of personal tax advice regarding Executive Directors’ international pension planning.	Fees relate to advice given to the Company	Tax, corporate finance and consulting services to Group companies worldwide.
KPMG LLP	Specified procedures to assist in the assessment of the calculations of the STI bonus outcomes and future targets.	2017: £15,000 2016: £15,000	Audit and tax services and other non-audit services.

Regular work programme 2017

–	reviewed salaries for the Executive Directors from 1 April 2017 taking into account both the Pay Comparator Group positioning and the pay and employment conditions elsewhere in the Group, particularly in the UK;

–	reviewed the Chairman’s fee from 1 April 2017 with specific reference to the level of pay awards granted to UK employees;

–	assessed the achievement against the targets for the 2016 STI award and set the STI targets for 2017;

–	assessed and agreed that no award of an individual performance element for the Executive Directors was appropriate for 2016 as the STI payout was at the maximum level;

–	assessed the achievement against the performance conditions for the vesting of the LTIP 2014 award, determined the contingent level of LTIP awards for May 2017 and confirmed the associated performance conditions;

–	assessed the achievement against the targets for the 2016 Share Reward Scheme and set the targets for the 2017 award;

–	monitored the continued application of the Company’s shareholding guidelines for the Executive Directors;

–	reviewed the Annual Statement and the Annual Report on Remuneration for the year ended 31 December 2016 prior to its approval by the Board and subsequent shareholder submission to the 2017 AGM on 26 April;

–	analysed the 2017 AGM results on remuneration voting and reviewed market trends in the context of that annual general meeting season together with on-going corporate governance trends;

–	reviewed the achievement against the performance measures for the six months to 30 June 2017 for the STI 2017 and the outstanding LTIP awards;

–	previewed the positioning of the salaries for the Executive Directors for 2018 with particular reference to amending the Pay Comparator Group post the acquisition of RAI to increase the US peer proportion and industry split by the deletion of BT and Pernod Ricard and the addition of Altria, Estee Lauder and Pfizer. Following these changes the weighting of US peers has increased from 33% to 40% of the total Pay Comparator Group. The Pay Comparator Group now comprises: Altria, Anheuser-Busch InBev, AstraZeneca, Bayer, BP, Coca-Cola, Colgate Palmolive, Danone, Estee Lauder, GlaxoSmithKline, Heineken, Imperial Brands, Japan Tobacco International, Johnson & Johnson, Kellog, Kraft-Heinz, L’Oreal, Mondelēz International, Nestlé, PepsiCo, Pfizer, Philip Morris International, Procter & Gamble, Reckitt Benckiser, Royal Dutch Shell, Unilever and Vodafone; and

–	reviewing the Remuneration Committee’s effectiveness following the Board evaluation process.

Other incentive matters 2017

–	reviewed the key elements of the executive and senior management compensation at RAI focusing on the immediate and short-to-medium term considerations in the context of the proposed completion of the acquisition;

–	reviewed the impact of the acquisition of RAI on the treatment of the performance metrics for the STI for the year ended 31 December 2017 and the year ending 2018 and LTIP awards (2015 to 2018 awards inclusive);

–	approved changes to the constituents for the STI volume share metrics based on market changes and reporting capabilities;

–	reviewed and approved a proposal to revise the STI metrics for the year ending 31 December 2018 to better reflect the measures of the Group’s performance in the context of the NGP business and the impact of the acquisition of RAI;

–	reviewed the terms of appointment and remuneration and termination in connection with Management Board changes during the year; and

–	noted the preliminary insights on the UK gender pay gap reporting.

92	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Voting on the Remuneration Report at the 2017 AGM and engagement with shareholders

At the 2017 AGM on 26 April, the shareholders considered and voted on the Directors’ Remuneration Report as set out on the table below. No other resolutions in respect of Directors’ remuneration and incentives were considered at the 2017 AGM. The Directors’ Remuneration Policy was approved by shareholders at the AGM on 27 April 2016. A summary of this Policy is on pages 94 to 98.

	Approval of Directors’ Remuneration Policy 2016	Approval of Directors’ Remuneration Report 2017
Percentage for	90.32	92.05
Votes for (including discretionary)	1,191,242,495	1,346,502,332
Percentage against	9.68	7.95
Votes against	127,646,481	116,220,156
Total votes cast excluding votes withheld	1,318,888,976	1,462,722,488
Votes withheld[1]	103,597,686	13,100,905
Total votes cast including votes withheld	1,422,486,662	1,475,823,393

Note:

1.	Votes withheld: these are not included in the final proxy figures as they are not recognised as a vote in law.

The Company offered its regular programme of engagement with key investors in late March/early April before the Annual General Meeting on

26 April 2017. Shareholders’ comments and views were discussed in the context of performance and outcomes in the twelve months since the approval of the Remuneration Policy and the new LTIP at the AGM in 2016.

BAT Annual Report and Form 20-F 2017	93

Remuneration Report

Annual Report on Remuneration continued

8: Summary of our Directors’ Remuneration Policy

The Remuneration Policy for the Executive Directors and the Non-Executive Directors was approved by shareholders at the Annual General Meeting on 27 April 2016.

The full Directors’ Remuneration Policy is set out in the Remuneration Report 2015 contained in the Annual Report for the year ended 2015, which is available at www.bat.com.

To assist in reviewing our Annual Report on Remuneration, we have summarised the key elements of the Directors’ Remuneration Policy as it principally applies to remuneration paid during 2017.

Directors’ Remuneration Policy summary: our remuneration strategy

Our principles of remuneration – summary

The Remuneration Committee’s remuneration principles seek to reward the delivery of the Group’s strategy in a simple and straightforward manner which is aligned to shareholders’ long-term sustainable interests.

The remuneration structure comprises fixed and variable elements. These rewards are structured and designed to be both transparent and stretching while recognising the skills and experience of the Executive Directors and ensuring a market competitiveness for talent. The fixed elements comprise base salary, pension and other benefits; the variable elements are provided via two performance-based incentive schemes (a single cash and share incentive annual bonus plan (STI), and a single long-term incentive scheme (LTIP)).

In applying these principles, the Remuneration Committee maintains an appropriate balance between fixed pay and the opportunity to earn performance-related remuneration with the performance-based elements forming, at maximum opportunity, between 75% and 85% of the Executive Directors’ total remuneration. An annual review is conducted to ensure application and alignment of the Directors’ Remuneration Policy with the business needs to promote the long-term success of the Company.

How each key element of our remuneration supports the strategic priorities
Fixed remuneration: base salary pension benefits

–  attract and retain high calibre individuals to deliver the Company’s strategic plans by offering market competitive levels of guaranteed cash to reflect an individual’s skills, experience and role within the Company;

–  provide competitive post-retirement benefit arrangements which recognise both the individual’s length of tenure with the Group and the external environment in the context of attracting and retaining senior high calibre individuals to deliver the Group’s strategy; and

–  provide market competitive benefits consistent with the role which: (1) help to facilitate the attraction and retention of high calibre, senior individuals to deliver the Company’s strategic plans; and (2) recognise that such talent is global in source and that the availability of certain benefits (e.g. relocation, repatriation, taxation compliance advice) will from time to time be necessary to avoid such factors being an inhibitor to accepting the role.

Variable remuneration: short-term incentives

–  incentivise the attainment of corporate targets aligned to the strategic objectives of the Company on an annual basis;

–  performance-based award in the form of cash and deferred ordinary shares, so that the latter element ensures alignment with shareholders’ long-term interests;

–  strong alignment and linkage between individual and corporate annual objectives via the application of an individual performance adjustment factor to the corporate result; and

–  ensure, overall, a market-competitive package to attract and retain high calibre individuals to deliver the Group’s strategy.

Variable remuneration: long-term incentives

–  incentivise long-term sustainable growth in total shareholder return (TSR), adjusted diluted earnings per share (EPS) and adjusted revenue growth, together with the achievement of a consistently high measure of operating profit conversion ratio over a three-year period; to facilitate the appointment of high calibre, senior individuals required to deliver the Company’s strategic plans; and to promote the long-term success of the Company.

–  to put in place a combination of measures with appropriately stretching targets around the long-term plan that provides a balance relevant to the Group’s business and market conditions, as well as providing alignment between Executive Directors and shareholders. In setting performance criteria and thresholds/targets, the Remuneration Committee takes account of the Group’s long-term plans and market expectations.

94	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Directors’ Remuneration Policy summary: elements of pay for the current Executive Directors

Base salary

Normally paid in 12 equal monthly instalments during the year and is pensionable.

Normally reviewed annually in February (with salary changes effective from April) or subject to an ad hoc review on a significant change of responsibilities.

Salaries are reviewed against appropriate market data, including general UK pay trends and a company size and complexity model based on UK companies, as well as a Pay Comparator Group.

Increases in salary will generally be in the range of the increases in the base pay of other UK-based employees in the Group.

Year-on-year increases for Executive Directors, currently in role, will not exceed 10% per annum during the policy period.

A significant change in responsibilities may be reflected in an above-average increase (which may exceed 10%) of salary.

Pensions

Pension Fund: non contributory defined benefit section

Accrual rates differ according to individual circumstances but do not exceed 1/40th of pensionable salary for each year of pensionable service.

Retains a scheme-specific salary cap (currently £154,800 effective 1 April 2017).

Benefits in excess of the cap are accrued in the UURBS.

Pension Fund: defined contribution section

In place since April 2005.

Annual contribution up to the equivalent of 35% of base salary would be made.

Actual level of contribution paid to the Pension Fund is restricted to take account of the annual allowance and lifetime allowance.

Balance of contribution payable as a gross cash allowance or accumulated in the UURBS.

UURBS

Accrued defined benefits in the UURBS may be received on retirement either as a single lump sum or as an ongoing pension payment.

Pension accrual in the UURBS is at the same rate as in the Pension Fund (1/40th per annum).

Benefits

The Company currently offers the following range of contractual benefits to Executive Directors (on an individually specific basis) with maximum annual values (subject to periodic inflation related increases where applicable):

–	car or car allowance: £20,000.

–	use of a company driver: variable maxima as the actual cost is dependent on the miles driven in any year.

–	variable maxima will apply to the cost of private medical insurance which is dependent on an individual’s circumstances and is provided on a family basis.

–	GP ‘walk-in’ medical services located close to the Group’s headquarters in London: £5,000 per annum.

–	personal life and accident insurance designed to pay out at a multiple of four and five times base salary respectively.

–	international tax advice as required, but not exceeding £30,000 per annum and tax equalisation payments as agreed by the Remuneration Committee from time to time.

–	relocation and shipment expenses at the beginning and end of service as an Executive Director up to £200,000 and, in addition, housing and education allowances or other similar arrangements, as appropriate to the individual’s family circumstances.

With the exception of the car or car allowance, in line with the UK market and the practice followed for all the Group’s other UK employees, it is also practice to pay the tax that may be due on these benefits.

Short-term incentives – STI
	Chief Executive		Finance Director
STI opportunity (Group outcome	Maximum	On-target	Maximum	On-target
delivered 50% cash; 50%	250%	125%	190%	95%
deferred ordinary shares, individual performance adjustment factor delivered in cash)
Performance adjustment and clawback and malus	Individual performance adjustment factor: up to 20% uplift possible if individual performance is assessed as outstanding (up to the maximum opportunity) and paid in cash. Up to 50% reduction possible if individual performance is assessed as poor.

Clawback and malus: provisions are in place.
Performance measures and weightings	The Remuneration Committee sets the performance targets each year at the beginning of the performance period and is able to vary the exact measures and the weighting of them from year to year.

The performance measures are detailed for 2017 on page 77 and for 2018 and on page 83.

BAT Annual Report and Form 20-F 2017	95

Remuneration Report

Annual Report on Remuneration continued

Long-term incentives – LTIP
	Chief Executive		Finance Director
LTIP opportunity	Maximum	500%	Maximum	350%
Performance measures and weightings

The Remuneration Committee may make revisions to the performance measures, their weightings, thresholds and target levels as permitted under the LTIP rules.

The performance measures are detailed for the 2015 – 2017 performance period on page 79 and for the award to be granted in 2018 on page 84.

Dividend equivalent payment and clawback and malus	Dividend equivalent payment: on all vesting ordinary shares. Clawback and malus: provisions are in place.
LTIP extended vesting period

For awards granted in 2016 and subsequently, an additional vesting period of two years applies from the third anniversary of the date of grant. Where this applies, LTIP awards vest only to the extent that:

(1) the performance conditions are satisfied at the end of the three-year performance period; and

(2) an additional vesting period of two years from the third anniversary of grant is completed.

Other elements of remuneration for the Executive Directors

All-employee share plans

Executive Directors are eligible to participate in the Company’s all-employee share schemes:

–	Sharesave Scheme – a UK tax-advantaged approved scheme where eligible employees are granted savings-related share options to subscribe for ordinary shares in the Company.

–	Share Incentive Plan (SIP) – a UK tax-advantaged plan incorporating: (1) Partnership Scheme and (2) Share Reward Scheme.

Shareholding requirements
Chief Executive % of salary	Finance Director % of salary

Ordinary shares awarded but not yet vested and for which performance conditions have already been met under the DSBS element of the STI are included in the calculation of the threshold for the shareholding guidelines for the Executive Directors.

The estimated notional net number of ordinary shares held by an Executive Director in the LTIP Extended Vesting Period will also count towards the respective shareholding requirements.

500%	350%

External Board appointments

Each Executive Director is limited to one external appointment, with the permission of the Board. Any fees from such appointments are retained by the individual in recognition of the increased level of personal commitment required.

96	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Directors’ Remuneration Policy summary: other policy provisions in relation to Executive Directors

Service contracts

The current Executive Directors are employed on a one-year rolling contract, executed at the time of the original appointment.

The Remuneration Committee may exercise its discretion to award two- or three-year contracts in the event that the Executive Director is recruited externally or from overseas.

Contracts with an initial period of longer than one year will then reduce to a one-year rolling contract after the expiry of the initial period.

Policy on payment for loss of office

Principles

The principles on which the Remuneration Committee will approach the determination for payments on termination are as follows:

– compensation for loss of office in service contracts is limited to no more than 12 months’ salary and benefits excluding pension;

–	in the event that the contract is terminated for cause (such as gross misconduct), the Company may terminate the contract with immediate effect and no compensation would be payable; and

–	the service contracts of the Executive Directors are terminable on the expiry of 12 months’ notice from either the Director or the Company – which means that, where an internal successor has not been identified, the Company would have sufficient time to replace the Executive Director through an orderly external recruitment process and ideally have a period of handover.

Treatment of awards under the share incentive schemes: STI/DSBS and LTIP; All-employee scheme: SRS

Executive Directors do not have contractual rights to the value inherent in any awards held under the share incentive schemes. The release of awards is dependent on ‘leaver’ status and is at the discretion of the Remuneration Committee.

The Remuneration Committee retains discretion in deciding ‘good leaver’ status other than in cases of automatic ‘good leavers’ as set out in the applicable provisions of the DSBS and LTIP rules. The discretionary powers are intended to provide flexibility as Executive Directors may leave employment for a broad variety of reasons which may not necessarily fall within the prescribed category of ‘good leaver’. The Remuneration Committee exercises its discretion by reference to guidelines which set out its agreed relevant factors to assist in the determination of a leaver’s status.

In exercising its discretion, the Remuneration Committee will also take into account the individual’s overall performance as well as their contribution to the Company during their total period of employment.

Details of how leavers are assessed as ‘good leavers’ are set out in the Remuneration Policy.

BAT Annual Report and Form 20-F 2017	97

Remuneration Report

Annual Report on Remuneration continued

Directors’ Remuneration Policy summary: elements of pay for the current Chairman and Non-Executive Directors

Fees – Chairman

Considered annually by the Remuneration Committee using data from the FTSE 30 companies and taking into account the breadth of that role, coupled with its associated levels of personal commitment and expertise in the overall context of international reach and the ‘ambassadorial’ aspect of the role. The Chairman does not participate in discussions on his level of remuneration.

It is anticipated that any future aggregate increase to any of the fees for the Chairman and Non-Executive Directors will be within the salary range which governs the Company’s annual salary reviews for UK-based staff and will not exceed the equivalent of 10% per annum in aggregate.

Benefits, travel and related expenses – Chairman

Reimbursed for the cost of travel and related expenses incurred by him in respect of attendance at Board, Committee and General Meetings including the cost of return airline tickets to London from his home in Ireland in connection with his duties as Chairman.

Entitled to the use of a Company driver; private medical insurance and personal accident insurance benefits; the provision of home and personal security; and general practitioner ‘walk-in’ medical services based a short distance from the Company’s Group headquarters in London.

Richard Burrows’ spouse may, from time to time, accompany him to participate in a partners’ programme occasionally organised in conjunction with overseas or UK-based Board meetings and otherwise at hospitality functions during the year.

In instances where any reimbursements or expenses are classified by HM Revenue & Customs as a benefit to the Chairman, it is also the practice of the Company to pay any tax due on any such benefits.

Fees – Non-Executive Directors

Non-Executive Directors receive a base fee and an appropriate Board Committee Membership Fee.

The Chairs of the Audit and Remuneration Committees receive an additional supplement and an additional supplement is also paid to the Senior Independent Director.

The quantum and structure of Non-Executive Directors’ remuneration primarily assessed against the same Pay Comparator Group of companies used for setting the remuneration of Executive Directors. The Board may also make reference to and take account of relevant research and analysis on Non-Executive Directors’ fees in FTSE 100 companies published by remuneration consultants from time to time.

Fees for the Non-Executive Directors are reviewed annually, usually in April. The review does not always result in an increase in the Board fees or Committee fees.

The Board as a whole considers the policy and structure for the Non-Executive Directors’ fees on the recommendation of the Chairman and the Chief Executive. Non-Executive Directors do not participate in discussions on their specific levels of remuneration.

It is anticipated that any future aggregate increase to any of the fees for the Chairman and Non-Executive Directors will be within the salary range which governs the Company’s annual salary reviews for UK-based staff and will not exceed the equivalent of 10% per annum in aggregate.

Benefits, travel and related expenses – Non-Executive Directors

Non-Executive Directors are generally reimbursed for the cost of travel and related expenses incurred by them in respect of attendance at Board, Committee and General Meetings.

It is Board policy that the partners of the Non-Executive Directors may, from time to time, accompany the Directors to participate in a partners’ programme occasionally organised in conjunction with overseas or UK-based Board meetings and otherwise at hospitality functions during the year.

Non-Executive Directors are also eligible for general practitioner ‘walk-in’ medical services based a short distance from the Company’s Group headquarters in London; Non-Executive Directors receive no other benefits.

In instances where any reimbursements or expenses are classified by HM Revenue & Customs as a benefit to the Director, it is also the practice of the Company to pay any tax due on any such benefits.

The Directors’ Remuneration Report has been approved by the Board on 21 February 2018 and signed on its behalf by:

Dimitri Panayotopoulos

Chairman, Remuneration Committee

21 February 2018

98	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2017	99

Financial Statements

[This page intentionally left blank]

100	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2017	101

Financial Statements

[This page intentionally left blank]

102	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2017	103

Financial Statements

[This page intentionally left blank]

104	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of British American Tobacco p.l.c.

Opinion on the Group’s consolidated financial statements

We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and its subsidiaries (the “Group”) as of December 31, 2017 and 2016, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the Group’s “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of British American Tobacco p.l.c. and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2015.

/s/ KPMG LLP

London, United Kingdom

February 21, 2018

BAT Annual Report and Form 20-F 2017	105

Financial Statements

Group Income Statement

		For the years ended 31 December
		2017		2016		2015
	Notes	£m		£m		£m
Revenue (1)	2	20,292		14,751		13,104
Raw materials and consumables used		(4,520)		(3,777)		(3,217)
Changes in inventories of finished goods and work in progress	3(h)	(513)		44		184
Employee benefit costs	3(a),(e)	(2,679)		(2,274)		(2,039)
Depreciation, amortisation and impairment costs	3(b),(e),(f)	(902)		(607)		(428)
Other operating income	3(e)	144		176		225
Other operating expenses	3(c),(d),(e),(g),(h),(i)	(5,346)		(3,658)		(3,272)
Profit from operations	2	6,476		4,655		4,557
Net finance (costs)/income	4	(1,094)		(637)		62
Share of post-tax results of associates and joint ventures	2, 5	24,209		2,227		1,236

Profit before taxation		29,591		6,245		5,855
Taxation on ordinary activities	6	8,113		(1,406)		(1,333)
Profit for the year		37,704		4,839		4,522

Attributable to:
Owners of the parent		37,533		4,648		4,290
Non-controlling interests		171		191		232
		37,704		4,839		4,522

Earnings per share
Basic	7	1,836.3	p	250.2	p	230.9	p
Diluted	7	1,830.0	p	249.2	p	230.3	p

(1)	Revenue is net of duty, excise and other taxes of £37,780 million, £32,136 million and £27,896 million for the years ended 31 December 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

106	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Group Statement of Comprehensive Income

		For the years ended 31 December
		2017	2016	2015
	Notes	£m	£m	£m
Profit for the year		37,704	4,839	4,522

Other comprehensive (expense)/income
Items that may be reclassified subsequently to profit or loss:		(3,812)	1,760	(849)
Differences on exchange
– subsidiaries		(3,087)	1,270	(1,006)
– associates		(923)	1,425	336
Cash flow hedges
– net fair value (losses)/gains		(264)	29	(99)
– reclassified and reported in profit for the year		109	38	15
– reclassified and reported in net assets		(16)	(12)	(45)
Available-for-sale investments
– net fair value (losses)/gains in respect of subsidiaries		(27)	–	14
– reclassified and reported in profit for the year		–	–	(10)
– net fair value gains/(losses) in respect of associates net of tax		5	(10)	1
Net investment hedges
– net fair value gains/(losses)		425	(837)	(118)
– differences on exchange on borrowings		(68)	(124)	42
Tax on items that may be reclassified	6(f)	34	(19)	21
Items that will not be reclassified subsequently to profit or loss:		681	(173)	263
Retirement benefit schemes
– net actuarial gains/(losses) in respect of subsidiaries	12	833	(228)	283
– surplus recognition and minimum funding obligations in respect of subsidiaries	12	(6)	(1)	–
– actuarial gains in respect of associates net of tax	5	25	20	3
Tax on items that will not be reclassified	6(f)	(171)	36	(23)

Total other comprehensive (expense)/income for the year, net of tax		(3,131)	1,587	(586)
Total comprehensive income for the year, net of tax		34,573	6,426	3,936

Attributable to:
Owners of the parent		34,406	6,180	3,757
Non-controlling interests		167	246	179
		34,573	6,426	3,936

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2017	107

Financial Statements

Group Statement of Changes in Equity

		Attributable to owners of the parent
			Share
			premium,
			capital			Total
			redemption			attributable	Non-
		Share	and merger	Other	Retained	to owners	controlling	Total
		capital	reserves	reserves	earnings	of parent	interests	equity
	Notes	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2017		507	3,931	413	3,331	8,182	224	8,406
Total comprehensive (expense)/income for the year comprising:		–	–	(3,808)	38,214	34,406	167	34,573
Profit for the year		–	–	–	37,533	37,533	171	37,704
Other comprehensive (expense)/income for the year		–	–	(3,808)	681	(3,127)	(4)	(3,131)
Employee share options
– value of employee services	25	–	–	–	105	105	–	105
– proceeds from shares issued		–	5	–	–	5	–	5
Dividends and other appropriations
– ordinary shares	8	–	–	–	(4,465)	(4,465)	–	(4,465)
– to non-controlling interests		–	–	–	–	–	(169)	(169)
Purchase of own shares
– held in employee share ownership trusts		–	–	–	(205)	(205)	–	(205)
Shares issued – RAI acquisition	24(a)	107	22,666	–	–	22,773	–	22,773
Other movements		–	–	–	3	3	–	3
Balance at 31 December 2017		614	26,602	(3,395)	36,983	60,804	222	61,026
The accompanying notes are an integral part of these consolidated financial statements.
		Attributable to owners of the parent
			Share
			premium,
			capital			Total
			redemption			attributable	Non-
		Share	and merger	Other	Retained	to owners	controlling	Total
		capital	reserves	reserves	earnings	of parent	interests	equity
	Notes	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2016		507	3,927	(1,294)	1,754	4,894	138	5,032
Total comprehensive income for the year comprising:		–	–	1,707	4,473	6,180	246	6,426
Profit for the year		–	–	–	4,648	4,648	191	4,839
Other comprehensive income for the year		–	–	1,707	(175)	1,532	55	1,587
Employee share options
– value of employee services	25	–	–	–	71	71	–	71
– proceeds from shares issued		–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares	8	–	–	–	(2,910)	(2,910)	–	(2,910)
– to non-controlling interests		–	–	–	–	–	(156)	(156)
Purchase of own shares
– held in employee share ownership trusts		–	–	–	(64)	(64)	–	(64)
Non-controlling interests – acquisitions	24(c)	–	–	–	4	4	(4)	–
Other movements		–	–	–	3	3	–	3
Balance at 31 December 2016		507	3,931	413	3,331	8,182	224	8,406

108	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

		Attributable to owners of the parent
			Share
			premium,
			capital			Total
			redemption			attributable	Non-
		Share	and merger	Other	Retained	to owners	controlling	Total
		capital	reserves	reserves	earnings	of parent	interests	equity
	Notes	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2015		507	3,923	(498)	1,578	5,510	304	5,814
Total comprehensive income for the year comprising:		–	–	(796)	4,553	3,757	179	3,936
Profit for the year		–	–	–	4,290	4,290	232	4,522
Other comprehensive income for the year		–	–	(796)	263	(533)	(53)	(586)
Employee share options
– value of employee services	25	–	–	–	50	50	–	50
– proceeds from shares issued		–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares	8	–	–	–	(2,770)	(2,770)	–	(2,770)
– to non-controlling interests		–	–	–	–	–	(238)	(238)
Purchase of own shares
– held in employee share ownership trusts		–	–	–	(46)	(46)	–	(46)
Non-controlling interests – acquisitions	24(c)	–	–	–	(1,642)	(1,642)	(107)	(1,749)
Other movements		–	–	–	31	31	–	31
Balance at 31 December 2015		507	3,927	(1,294)	1,754	4,894	138	5,032

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2017	109

Financial Statements

Group Balance Sheet

		31 December
		2017	2016
	Notes	£m	£m
Assets
Intangible assets	9	117,785	12,117
Property, plant and equipment	10	4,882	3,661
Investments in associates and joint ventures	11	1,577	9,507
Retirement benefit assets	12	1,123	455
Deferred tax assets	13	317	436
Trade and other receivables	14	756	599
Available-for-sale investments	15	42	43
Derivative financial instruments	16	590	596
Total non-current assets		127,072	27,414
Inventories	17	5,864	5,793
Income tax receivable		460	69
Trade and other receivables	14	4,053	3,884
Available-for-sale investments	15	65	15
Derivative financial instruments	16	228	375
Cash and cash equivalents	18	3,291	2,204
		13,961	12,340
Assets classified as held-for-sale		5	19
Total current assets		13,966	12,359
Total assets		141,038	39,773
Equity – Capital and reserves
Share capital		614	507
Share premium, capital redemption and merger reserves		26,602	3,931
Other reserves		(3,395)	413
Retained earnings		36,983	3,331
Owners of the parent		60,804	8,182
Non-controlling interests		222	224
Total equity	19	61,026	8,406
Liabilities
Borrowings	20	44,027	16,488
Retirement benefit liabilities	12	1,821	826
Deferred tax liabilities	13	17,129	652
Other provisions for liabilities	21	354	386
Trade and other payables	22	1,058	1,040
Derivative financial instruments	16	79	119
Total non-current liabilities		64,468	19,511
Borrowings	20	5,423	3,007
Income tax payable		720	558
Other provisions for liabilities	21	399	407
Trade and other payables	22	8,847	7,335
Derivative financial instruments	16	155	549
Total current liabilities		15,544	11,856
Total equity and liabilities		141,038	39,773

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

Richard Burrows

Chairman

21 February 2018

110	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Group Cash Flow Statement

		For the years ended 31 December
	Notes	2017 £m	2016 £m	2015 £m
Profit from operations		6,476	4,655	4,557
Adjustments for
– depreciation, amortisation and impairment costs		902	607	428
– decrease/(increase) in inventories		1,409	(638)	(520)
– (increase)/decrease in trade and other receivables		(732)	87	(508)
– increase in amounts recoverable in respect of Quebec class action	14	(130)	(242)	(55)
– decrease in provision for Master Settlement Agreement		(934)	–	–
– (decrease)/increase in trade and other payables		(749)	428	732
– FII GLO receipts	6	–	–	963
– decrease in net retirement benefit liabilities		(131)	(145)	(191)
– (decrease)/increase in provisions for liabilities		(78)	141	48
– other non-cash items		86	–	(54)
Cash generated from operations		6,119	4,893	5,400
Dividends received from associates		903	962	593
Tax paid		(1,675)	(1,245)	(1,273)
Net cash generated from operating activities		5,347	4,610	4,720
Cash flows from investing activities
Interest received		83	62	64
Purchases of property, plant and equipment		(791)	(586)	(483)
Proceeds on disposal of property, plant and equipment		95	93	108
Purchases of intangibles		(187)	(88)	(118)
Purchases of investments		(170)	(109)	(99)
Proceeds on disposals of investments		160	22	45
Acquisition of Reynolds American Inc. net of cash acquired		(17,657)	–	–
Investment in associates and acquisitions of other subsidiaries net of cash acquired		(77)	(57)	(3,508)
Proceeds from associates’ share buy-backs	11	–	23	–
Net cash used in investing activities		(18,544)	(640)	(3,991)
Cash flows from financing activities
Interest paid		(1,114)	(641)	(596)
Proceeds from increases in and new borrowings		40,937	3,476	6,931
(Outflows)/inflows relating to derivative financial instruments		(406)	(26)	201
Purchases of own shares held in employee share ownership trusts		(205)	(64)	(46)
Reductions in and repayments of borrowings		(20,827)	(3,840)	(2,028)
Dividends paid to owners of the parent	8	(3,465)	(2,910)	(2,770)
Purchases of non-controlling interests		–	(70)	(1,677)
Dividends paid to non-controlling interests		(167)	(147)	(235)
Other		6	(7)	1
Net cash from/(used in) financing activities		14,759	(4,229)	(219)
Net cash flows generated from/(used in) operating, investing and financing activities		1,562	(259)	510
Differences on exchange		(391)	180	(272)
Increase/(decrease) in net cash and cash equivalents in the year		1,171	(79)	238
Net cash and cash equivalents at 1 January		1,651	1,730	1,492
Net cash and cash equivalents at 31 December	18	2,822	1,651	1,730

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2017	111

Financial Statements

Notes on the Accounts

1 Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 applicable to companies reporting under IFRS. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments.

The Group has adopted the Amendment to IAS 7 Statement of Cash Flows with effect from 1 January 2017. This amendment requires reporting entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, by disclosing changes arising from cash flows as well as non-cash changes. These additional disclosures have been added to note 20.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the accounting policies below, together with the related notes to the accounts.

The critical accounting estimates include:

–	the review of asset values, especially goodwill and impairment testing. The key assumptions used in respect of goodwill and impairment testing are the determination of cash-generating units, the budgeted cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 9;

–	the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgements made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year end. The assumptions used by the Group and sensitivity analysis are described in note 12;

–	the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 13, and a contingent tax asset is explained in note 6(b). Other provisions for liabilities and charges are as set out in note 21. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 28. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American (“RAI”) is described in note 3(d); and

–	the estimation of the fair values of acquired net assets arising in a business combination and the allocation of the purchase consideration between the underlying net assets acquired, including intangible assets other than goodwill, on the basis of their fair values. These estimates are prepared in conjunction with the advice of independent valuation experts where appropriate. The relevant transactions for 2017, 2016 and 2015 are described in note 24.

The critical accounting judgements include:

–	the definition of adjusting items, which are separately disclosed as memorandum information, is explained below and the impact of these on the calculation of adjusted earnings is described in note 7;

–	the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the Group. This is assessed after taking into account the Group’s ability to appoint directors to the entity’s board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances; and

–	the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency, or multiple exchange rates.

Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect the financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

These consolidated financial statements were authorised for issue by the Board of Directors on 21 February 2018.

Basis of consolidation

The consolidated financial information includes the financial statements of British American Tobacco p.l.c. and its subsidiary undertakings, collectively “the Group”, together with the Group’s share of the results of its associates and joint arrangements.

A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associates comprise investments in undertakings, which are not subsidiary undertakings or joint arrangements, where the Group’s interest in the equity capital is long term and over whose operating and financial policies the Group exercises a significant influence. They are accounted for using the equity method.

Joint arrangements comprise contractual arrangements where two or more parties have joint control and where decisions regarding the relevant activities of the entity require unanimous consent. Joint operations are jointly-controlled arrangements where the parties to the arrangement have rights to the underlying assets and obligations for the underlying liabilities relating to the arrangement. The Group accounts for its share of the assets, liabilities, income and expenses of any such arrangement. Joint ventures comprise arrangements where the parties to the arrangement have rights to the net assets of the arrangement. They are accounted for using the equity method.

112	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

1 Accounting policies continued

Foreign currencies

The functional currency of the Parent Company is sterling and this is also the presentation currency of the Group. The income and cash flow statements of Group undertakings expressed in currencies other than sterling are translated to sterling using exchange rates applicable to the dates of the underlying transactions. Average rates of exchange in each year are used where the average rate approximates the relevant exchange rate at the date of the underlying transactions. Assets and liabilities of Group undertakings are translated at the applicable rates of exchange at the end of each year. In territories where there are restrictions on the free access to foreign currency or multiple exchange rates, the applicable rates of exchange are regularly reviewed.

For hyperinflationary countries, the financial statements in local currency are adjusted to reflect the impact of local inflation prior to translation into sterling.

The differences between retained profits translated at average and closing rates of exchange are taken to reserves, as are differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year, and are presented as a separate component of equity. They are recognised in the income statement when the gain or loss on disposal of a Group undertaking is recognised.

Foreign currency transactions are initially recognised in the functional currency of each entity in the Group using the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of foreign currency assets and liabilities at year end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges, on intercompany net investment loans and qualifying net investment hedges. Foreign exchange gains or losses recognised in the income statement are included in profit from operations or net finance costs depending on the underlying transactions that gave rise to these exchange differences.

Revenue

Revenue principally comprises sales of cigarettes and other tobacco products to external customers. Revenue excludes duty, excise and other taxes and is after deducting rebates, returns and other similar discounts. Revenue is recognised when the significant risks and rewards of ownership are transferred to a third party.

Retirement benefit costs

The Group operates both defined benefit and defined contribution schemes including post-retirement healthcare schemes. The net deficit or surplus for each defined benefit pension scheme is calculated in accordance with IAS 19 based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets adjusted, where appropriate, for any surplus restrictions or the effect of minimum funding requirements.

For defined benefit schemes, the actuarial cost charged to profit from operations consists of current service cost, net interest on the net defined benefit liability or asset, past service cost and the impact of any settlements.

Some benefits are provided through defined contribution schemes and payments to these are charged as an expense as they fall due.

Share-based payments

The Group has equity-settled and cash-settled share-based compensation plans.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Group’s estimate of awards that will eventually vest. For plans where vesting conditions are based on total shareholder returns, the fair value at date of grant reflects these conditions, whereas earnings per share vesting conditions are reflected in the calculation of awards that will eventually vest over the vesting period. For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at its current fair value determined at each balance sheet date. Fair value is measured by the use of the Black-Scholes option pricing model, except where vesting is dependent on market conditions when the Monte-Carlo option pricing model is used. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Research and development

Research expenditure is charged to income in the year in which it is incurred. Development expenditure is charged to income in the year it is incurred, unless it meets the recognition criteria of IAS 38.

Taxation

Taxation is that chargeable on the profits for the period, together with deferred taxation.

The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries, associates and joint arrangements operate and generate taxable income.

Deferred taxation is provided in full using the liability method for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for taxation purposes. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax is determined using the tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or deferred tax liability is settled.

Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in the statement of other comprehensive income or the statement of changes in equity.

The Group has exposures in respect of the payment or recovery of a number of taxes. Liabilities or assets for these payments or recoveries are recognised at such time as an outcome becomes probable and when the amount can reasonably be estimated.

Goodwill

Goodwill arising on acquisitions is capitalised and any impairment of goodwill is recognised immediately in the income statement and is not subsequently reversed.

Goodwill in respect of subsidiaries is included in intangible assets. In respect of associates and joint ventures, goodwill is included in the carrying value of the investment in the associated company or joint venture. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

BAT Annual Report and Form 20-F 2017	113

Financial Statements

Notes on the Accounts continued

1 Accounting policies continued

Intangible assets other than goodwill

The intangible assets shown on the Group balance sheet consist mainly of trademarks and similar intangibles, including certain intellectual property, acquired by the Group’s subsidiary undertakings and computer software.

Acquired trademarks and similar assets are carried at cost less accumulated amortisation and impairment. Trademarks with indefinite lives are not amortised but are reviewed annually for impairment. Other trademarks and similar assets are amortised on a straight-line basis over their remaining useful lives, consistent with the pattern of economic benefits expected to be received, which do not exceed 20 years. Any impairments of trademarks are recognised in the income statement but increases in trademark values are not recognised.

Computer software is carried at cost less accumulated amortisation and impairment, and, with the exception of global software solutions, is amortised on a straight-line basis over periods ranging from three years to five years. Global software solutions are software assets designed to be implemented on a global basis and used as a standard solution by all of the operating companies in the Group. These assets are amortised on a straight-line basis over periods not exceeding ten years.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis to write off the assets over their useful economic life. No depreciation is provided on freehold land or assets classified as held-for-sale. Freehold and leasehold property are depreciated at rates between 2.5% and 4% per annum, and plant and equipment at rates between 3% and 25% per annum.

Capitalised interest

Borrowing costs which are directly attributable to the acquisition, construction or production of intangible assets or property, plant and equipment that takes a substantial period of time to get ready for its intended use or sale, are capitalised as part of the cost of the asset.

Leased assets

Assets where the Group has substantially all the risks and rewards of ownership of the leased asset are classified as finance leases and are included as part of property, plant and equipment. Finance lease assets are initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, then depreciated over the shorter of the lease term and their estimated useful lives. Leasing payments consist of capital and finance charge elements and the finance element is charged to the income statement.

Rental payments under operating leases are charged to the income statement on a straight-line basis over the lease term.

Impairment of non-financial assets

Assets are reviewed for impairment whenever events indicate that the carrying amount of a cash-generating unit may not be recoverable. In addition, assets that have indefinite useful lives are tested annually for impairment. An impairment loss is recognised to the extent that the carrying value exceeds the higher of the asset’s fair value less costs to sell and its value in use.

A cash-generating unit is the smallest identifiable group of assets that generates cash flows which are largely independent of the cash flows from other assets or groups of assets. At the acquisition date, any goodwill acquired is allocated to the relevant cash-generating unit or group of cash-generating units expected to benefit from the acquisition for the purpose of impairment testing of goodwill.

Impairment of financial assets

Financial assets are reviewed at each balance sheet date, or whenever events indicate that the carrying amount may not be recoverable. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator that the investment is impaired.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on the weighted average cost incurred in acquiring inventories and bringing them to their existing location and condition, which will include raw materials, direct labour and overheads, where appropriate. Net realisable value is the estimated selling price less costs to completion and sale. Tobacco inventories which have an operating cycle that exceeds 12 months are classified as current assets, consistent with recognised industry practice.

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions. Such assets and liabilities are classified as current if they are expected to be realised or settled within 12 months after the balance sheet date. If not, they are classified as non-current.

Financial assets and financial liabilities are initially recognised at fair value, plus directly attributable transaction costs where applicable, with subsequent measurement as set out below.

Non-derivative financial assets are classified on initial recognition as available-for-sale investments, loans and receivables or cash and cash equivalents as follows:

Available-for-sale investments:

Available-for-sale investments are those non-derivative financial assets that cannot be classified as loans and receivables or cash and cash equivalents.

Loans and receivables:

These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Cash and cash equivalents:

Cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments including investments in certain money market funds. Cash equivalents normally comprise instruments with maturities of three months or less at date of acquisition. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities section on the balance sheet.

Apart from available-for-sale investments, non-derivative financial assets are stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. These estimates for irrecoverable amounts are recognised when there is objective evidence that the full amount receivable will not be collected according to the original terms of the asset. Available-for-sale investments are stated at fair value, with changes in fair value being recognised directly in other comprehensive income. When such investments are derecognised (e.g. through disposal) or become impaired, the accumulated gains and losses, previously recognised in other comprehensive income, are reclassified to the income statement within ‘finance income’. Dividend and interest income on available-for-sale investments are included within ‘finance income’ when the Group’s right to receive payments is established.

114	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

1 Accounting policies continued

Fair values for quoted investments are based on observable market prices. If there is no active market for a financial asset, the fair value is established by using valuation techniques principally involving discounted cash flow analysis.

Non-derivative financial liabilities are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs.

Derivative financial assets and liabilities are initially recognised, and subsequently measured, at fair value, which includes accrued interest receivable and payable where relevant. Changes in their fair values are recognised as follows:

–	for derivatives that are designated as cash flow hedges, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where the hedged item results in a non-financial asset, the accumulated gains and losses, previously recognised in other comprehensive income, are included in the initial carrying value of the asset (basis adjustment) and recognised in the income statement in the same periods as the hedged item. Where the underlying transaction does not result in such an asset, the accumulated gains and losses are reclassified to the income statement in the same periods as the hedged item;

–	for derivatives that are designated as fair value hedges, the carrying value of the hedged item is adjusted for the fair value changes attributable to the risk being hedged, with the corresponding entry being made in the income statement. The changes in fair value of these derivatives are also recognised in the income statement;

–	for derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are reclassified to the income statement when the foreign operation is disposed of; and

–	for derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise.

In order to qualify for hedge accounting, the Group is required to document prospectively the relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed periodically to ensure that the hedge has remained, and is expected to remain, highly effective.

Hedge accounting is discontinued when a hedging instrument is derecognised (e.g. through expiry or disposal), or no longer qualifies for hedge accounting. Where the hedged item is a highly probable forecast transaction, the related gains and losses remain in equity until the transaction takes place, when they are reclassified to the income statement in the same manner as for cash flow hedges as described above. When a hedged future transaction is no longer expected to occur, any related gains and losses, previously recognised in other comprehensive income, are immediately reclassified to the income statement.

Derivative fair value changes recognised in the income statement are either reflected in arriving at profit from operations (if the hedged item is similarly reflected) or in finance costs.

Dividends

Dividend distributions to the Company’s shareholders are recognised as a liability in the Group’s financial statements in the period in which they are approved by shareholders (final dividends) or declared (interim dividends). With effect from 1 January 2018, the Company will move to four interim quarterly dividend payments, with the dividend amount announced as part of the Group’s Preliminary Announcement.

Segmental analysis

The Group is organised and managed on the basis of its geographic regions. These are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the chief operating decision maker, identified as the Management Board, for assessing performance and allocating resources.

The Group is primarily a single product business providing cigarettes and other tobacco products. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. The results of Next Generation Products are not currently material to the Group.

The prices agreed between Group companies for intra-group sales of materials, manufactured goods, charges for royalties, commissions, services and fees, are based on normal commercial practices which would apply between independent businesses. Royalty income, less related expenditure, is included in the region in which the licensor is based.

Adjusting items

Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted diluted earnings per share, operating cash flow conversion ratio and adjusted cash from operations, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations, diluted earnings per share, cash conversion ratio and net cash generated from operating activities.

BAT Annual Report and Form 20-F 2017	115

Financial Statements

Notes on the Accounts continued

1 Accounting policies continued

Provisions

Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation.

Contingent liabilities and contingent assets

Subsidiaries and associate companies are defendants in tobacco-related and other litigation. Provision for this litigation (including legal costs) is made at such time as an unfavourable outcome became probable and the amount can be reasonably estimated.

Contingent assets are possible assets whose existence will only be confirmed by future events not wholly within the control of the entity and are not recognised as assets until the realisation of income is virtually certain.

Where a provision has not been recognised, the Group records its external legal fees and other external defence costs for tobacco-related and other litigation as these costs are incurred.

Repurchase of share capital

When share capital is repurchased the amount of consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares which are not cancelled, or shares purchased for the employee share ownership trusts, are classified as treasury shares and presented as a deduction from total equity.

Future changes to accounting policies

Certain changes to IFRS will be applicable to the Group financial statements in future years. Set out below are those which are considered to be most relevant to the Group.

IFRS 9 Financial Instruments

This standard was finalised and published in July 2014 as the replacement for IAS 39. The Group shall apply IFRS 9 with effect from

1 January 2018 with no restatement of prior periods, as permitted by the Standard. The cumulative impact of adopting the Standard, including the effect of tax entries, will be recognised as a restatement of opening reserves in 2018, and is estimated to be £37 million, arising from:

–	A change in the classification and measurement of financial assets: The category of available-for-sale investments (where fair value changes are deferred in reserves until disposal of the investment) will be replaced with the category of financial assets at Fair Value through Profit and Loss, and the available-for-sale reserve will be reclassified into retained earnings. In addition, certain loans and receivables which do not meet the measurement tests for amortised cost under IFRS 9 will be reclassified as financial assets at Fair Value through Profit and Loss.

–	Impairment of financial assets under the expected loss model: The expected loss model under IFRS 9 accelerates recognition of potential impairment on loans and trade receivables when compared with the incurred loss model under IAS 39. A simplified “lifetime expected loss model” is available for balances arising as a result of revenue recognition, by applying a standard rate of provision on initial recognition of trade debtors based upon the Group’s historical experience of credit loss, and increasing this provision to take account of overdue receivables. Applying the requirements of IFRS 9 is expected to result in a decrease of trade and other debtors of £45 million as at 1 January 2018.

The Group will adopt the hedge accounting requirements of IFRS 9 prospectively from 1 January 2018.

IFRS 15 Revenue from Contracts with Customers

This standard was first published in May 2014, and subsequently amended in April 2016, as the replacement to IAS 18, and the mandatory effective date of implementation is 1 January 2018. The Group shall apply IFRS 15 with effect from 1 January 2018 with full restatement of prior periods, as permitted by the Standard, to ensure comparability of the income statement across prior periods.

This standard changes the way the Group accounts for rebates, discounts or other consideration payable to customers, and requires certain payments to indirect customers, currently shown as marketing expenses under IAS 18, to be shown as deductions from revenue. This would have reduced revenue by £664 million in 2017 (2016: £618 million), with a corresponding reduction in operating costs. In addition, due to the timing of the recognition of certain payments to indirect customers, revenue and operating profit for the year would have been reduced by a further £64 million had the Standard been applied to 2017’s results.

IFRS 16 Leases

This standard was finalised and published in January 2016 with a mandatory effective date of implementation of 1 January 2019. The distinction between operating leases and finance leases enshrined in current accounting requirements (IAS 17) is removed with the effect that virtually all leasing arrangements will be brought on to the balance sheet as financial obligations and ‘right-to-use’ assets. Further due diligence will be carried out before implementation, but the anticipated impact from restatement on the Group’s reported profit and net assets for 2017 and 2016 is not expected to be material, although assets and liabilities would have been grossed up by £370 million in 2017 and £282 million in 2016 based on current leasing commitments as disclosed in note 28.

IFRIC 23 Uncertainty over Income Tax treatments

This interpretation was finalised and published in June 2017 with a mandatory effective date of implementation, subject to EU endorsement, of 1 January 2019. The Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In particular, the Interpretation addresses whether uncertain tax treatments should be considered separately or together with one or more other uncertain tax treatments, and addresses the assumptions an entity makes about how probable it is that a taxation authority will accept an uncertain tax treatment. An initial assessment has been carried out and the impact on the Group’s profit and equity is not expected to be material. Further due diligence will be carried out before implementation.

In addition, a number of other interpretations and revisions to existing standards have been issued which will be applicable to the Group’s financial statements in future years, but will not have a material effect on reported profit or equity or on the disclosures in the financial statements.

116	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

2 Segmental analyses

As the chief operating decision maker, the Management Board reviews external revenues and adjusted profit from operations to evaluate segment performance and allocate resources to the overall business. The results of Next Generation Products as a separate segment are currently not material to the Group and therefore it is not considered a reportable segment that requires separate disclosure under the requirements of IFRS 8 Operating segments. Interest income, interest expense and taxation are centrally managed and accordingly such items are not presented by segment as they are excluded from the measure of segment profitability.

The five geographic regions are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the Management Board for assessing performance and allocating resources. The Management Board reviews current and prior year segmental revenue, adjusted profit from operations of subsidiaries and joint operations, and adjusted post-tax results of associates and joint ventures at constant rates of exchange. The constant rate comparison provided for reporting segment information is based on a retranslation, at prior year exchange rates, of the current year results of the Group, including intercompany royalties payable in foreign currency to UK entities. However, the Group does not adjust for the normal transactional gains and losses in operations which are generated by movements in exchange rates.

In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely, for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relate to the US business or RAI (and/or the RAI Group) it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

The following table shows 2017 revenue and adjusted revenue at current rates, and 2017 adjusted revenue translated using 2016 rates of exchange. The 2016 figures are stated at the 2016 rates of exchange and are, therefore, unadjusted from those published for 2016.

	2017					2016
			Adjusted	Adjusting
	Revenue		Revenue	items	Revenue
	Constant	Translation	Current	Current	Current
	rates	exchange	rates	rates	rates	Revenue
	£m	£m	£m	£m	£m	£m
United States	4,006	205	4,211	–	4,211	–
Asia-Pacific	4,320	189	4,509	–	4,509	4,266
Americas	3,178	(53)	3,125	–	3,125	2,868
Western Europe	4,007	267	4,274	258	4,532	3,867
EEMEA	3,773	142	3,915	–	3,915	3,750
Revenue	19,284	750	20,034	258	20,292	14,751

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin.

The following table shows 2016 revenue at current rates, and 2016 revenue translated using 2015 rates of exchange. The 2015 figures are stated at the 2015 rates of exchange and are, therefore, unadjusted from those published for 2015.

			2016			2015
			Revenue		Revenue
			Constant	Translation	Current
			rates	exchange	rates	Revenue
			£m	£m	£m	£m
Asia-Pacific			3,770	496	4,266	3,773
Americas			3,014	(146)	2,868	2,720
Western Europe			3,471	396	3,867	3,203
EEMEA			3,753	(3)	3,750	3,408
Revenue			14,008	743	14,751	13,104

BAT Annual Report and Form 20-F 2017	117

Financial Statements

Notes on the Accounts continued

2 Segmental analyses continued

The following table shows 2017 profit from operations and adjusted profit from operations at current rates, and as translated using 2016 rates of exchange. The 2016 figures are stated at the 2016 rates of exchange and are, therefore, unadjusted from those published for 2016.

	2017					2016
	Adjusted*		Adjusted*
	segment		segment		Segment
	result		result		result	Adjusted*
	Constant	Translation	Current	Adjusting*	Current	segment	Adjusting*	Segment
	rates	exchange	rates	items	rates	result	items	result
	£m	£m	£m	£m	£m	£m	£m	£m
United States	1,980	101	2,081	(763)	1,318	–	–	–

Asia-Pacific	1,674	81	1,755	(117)	1,638	1,630	(198)	1,432

Americas	1,288	(32)	1,256	(109)	1,147	1,172	(155)	1,017

Western Europe	1,458	104	1,562	(435)	1,127	1,389	(345)	1,044

EEMEA	1,265	74	1,339	(93)	1,246	1,289	(107)	1,182
	7,665	328	7,993	(1,517)	6,476	5,480	(805)	4,675

Fox River**				–	–		(20)	(20)
Profit from operations	7,665	328	7,993	(1,517)	6,476	5,480	(825)	4,655

Net finance costs	(833)	(56)	(889)	(205)	(1,094)	(529)	(108)	(637)

United States***	593	31	624	23,195	23,819	991	889	1,880

Asia-Pacific	352	30	382	29	411	331	11	342

Western Europe	4	–	4	(27)	(23)	3	–	3

EEMEA	2	–	2	–	2	2	–	2
Share of post-tax results of associates and joint ventures	951	61	1,012	23,197	24,209	1,327	900	2,227
Profit/(loss) before taxation	7,783	333	8,116	21,475	29,591	6,278	(33)	6,245
Taxation (charge)/credit on ordinary activities	(2,033)	(74)	(2,107)	10,220	8,113			(1,406)
Profit for the year					37,704			4,839

*	The adjustments to profit from operations, net finance (costs) / income and the Group’s share of the post-tax results of associates and joint ventures are explained in notes 3(e) to 3(i), note 4(b), note 5(a) and note 6(d) to (e) respectively.

**	The Fox River charge in 2016 (see note 3(g) and note 28) has not been allocated to any segment as it neither relates to current operations nor the tobacco business. It is presented separately from the segmental reporting which is used to evaluate segment performance and to allocate resources, and is reported to the chief operating decision maker on this basis.

***	The prior year comparison has been restated to reclassify the share of post-tax results in RAI from the Americas region to the new United States region.

118	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

2 Segmental analyses continued

The following table shows 2016 profit from operations and adjusted profit from operations at current rates, and as translated using 2015 rates of exchange. The 2015 figures are stated at the 2015 rates of exchange and are, therefore, unadjusted from those published for 2015.

	2016					2015
	Adjusted*		Adjusted*
	segment		segment		Segment
	result		result		result	Adjusted*
	Constant	Translation	Current	Adjusting*	Current	segment	Adjusting*	Segment
	rates	exchange	rates	items	rates	result	items	result
	£m	£m	£m	£m	£m	£m	£m	£m
Asia-Pacific	1,488	142	1,630	(198)	1,432	1,469	(108)	1,361
Americas	1,202	(30)	1,172	(155)	1,017	1,169	(87)	1,082
Western Europe	1,236	153	1,389	(345)	1,044	1,146	(156)	990
EEMEA	1,271	18	1,289	(107)	1,182	1,208	(81)	1,127
	5,197	283	5,480	(805)	4,675	4,992	(432)	4,560
Fox River**				(20)	(20)		–	–
Flintkote**				–	–		(3)	(3)
Profit from operations	5,197	283	5,480	(825)	4,655	4,992	(435)	4,557
Net finance (costs)/income	(494)	(35)	(529)	(108)	(637)	(427)	489	62

United States***	877	114	991	889	1,880	652	277	929
Asia-Pacific	307	24	331	11	342	286	16	302
Americas***	–	–	–	–	–	4	–	4
Western Europe	4	(1)	3	–	3	–	–	–
EEMEA	2	–	2	–	2	1	–	1
Share of post-tax results of associates and joint ventures	1,190	137	1,327	900	2,227	943	293	1,236
Profit/(loss) before taxation	5,893	385	6,278	(33)	6,245	5,508	347	5,855
Taxation on ordinary activities					(1,406)			(1,333)
Profit for the year					4,839			4,522

*	The adjustments to profit from operations, net finance (costs) / income and the Group’s share of the post-tax results of associates and joint ventures are explained in notes 3(e) to 3(i), note 4(b), note 5(a) and note 6(d) to (e) respectively.

**	The Fox River charge in 2016 and 2015 (see note 3(g) and note 28) and the Flintkote charge in 2015 (see note 3(i) and note 28) have not been allocated to any segment as they neither relate to current operations nor the tobacco business. They are presented separately from the segmental reporting which is used to evaluate segment performance and to allocate resources, and is reported to the chief operating decision maker on this basis.

***	The prior year comparison has been restated to reclassify the share of post-tax results in RAI from the Americas region to the new United States region.

BAT Annual Report and Form 20-F 2017	119

Financial Statements

Notes on the Accounts continued

2 Segmental analyses continued

Adjusted profit from operations at constant rates of £7,665 million (2016: £5,197 million; 2015: £5,620 million) excludes certain depreciation, amortisation and impairment charges as explained in notes 3(e) and 3(f). These are excluded from segmental profit from operations at constant rates as follows:

	2017					2016
	Adjusted		Adjusted
	depreciation,		depreciation,		Depreciation,	Adjusted
	amortisation		amortisation		amortisation	depreciation,		Depreciation,
	and		and		and	amortisation		amortisation
	impairment	Translation	impairment	Adjusting	impairment	and	Adjusting	and
	Constant rates	exchange	Current rates	items	Current rates	impairment	items	impairment
	£m	£m	£m	£m	£m	£m	£m	£m
United States	57	2	59	120	179
Asia-Pacific	101	3	104	22	126	105	51	156
Americas	60	3	63	39	102	86	44	130
Western Europe	105	5	110	263	373	109	103	212
EEMEA	95	3	98	24	122	95	14	109
	418	16	434	468	902	395	212	607

	2016					2015
	Adjusted		Adjusted
	depreciation,		depreciation,		Depreciation,	Adjusted
	amortisation		amortisation		amortisation	depreciation,		Depreciation,
	and		and		and	amortisation		amortisation
	impairment	Translation	impairment	Adjusting	impairment	and	Adjusting	and
	Constant rates	exchange	Current rates	items	Current rates	impairment	items	impairment
	£m	£m	£m	£m	£m	£m	£m	£m
Asia-Pacific	96	9	105	51	156	95	33	128
Americas	83	3	86	44	130	84	9	93
Western Europe	100	9	109	103	212	75	39	114
EEMEA	96	(1)	95	14	109	83	10	93
	375	20	395	212	607	337	91	428

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group
Revenue is based on location	2017	2016	2015	2017	2016	2015	2017	2016	2015
of sale	£m	£m	£m	£m	£m	£m	£m	£m	£m
External revenue	211	272	190	20,081	14,479	12,914	20,292	14,751	13,104

	United Kingdom		All foreign countries		Group
	2017	2016	2017	2016	2017	2016
	£m	£m	£m	£m	£m	£m
Intangible assets	514	551	117,271	11,566	117,785	12,117
Property, plant and equipment	406	371	4,476	3,290	4,882	3,661
Investments in associates and joint ventures	–	–	1,577	9,507	1,577	9,507
In 2017, the consolidated results of RAI companies operating in the United States met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments. Revenue (since the date of acquisition) and non-current assets for the operations in the United States in 2017 amounted to £4,211 million and £107,139 million, respectively.

The main acquisitions comprising the goodwill balance of £44,147 million (2016: £11,023 million; 2015: £9,324 million), included in intangible assets, are provided in note 9. Due to the purchase of the remaining shares in RAI, investments in associates and joint ventures have decreased. In 2016, the investment in RAI was £8,051 million and in 2015 it was £5,749 million. Included in investments in associates and joint ventures are amounts of £1,527 million (2016: £1,394 million; 2015: £1,136 million) attributable to the investment in ITC Ltd. Further information is provided in note 5 and note 11.

Regional structure change applicable from 1 January 2018

Due to the acquisition of RAI, a new organisational structure has been announced applicable from 1 January 2018. RAI will be reported as a separate region (United States). The markets which currently comprise EEMEA will be merged into Americas, Western Europe and Asia-Pacific to form three new regions. The markets in the Middle East will merge with Asia-Pacific to form the new Asia-Pacific and Middle East region (APME). The markets in East and Central Africa, West Africa and Southern Africa will merge with the Americas region to form the new Americas and Sub-Saharan Africa region (AmSSA). The markets in Russia, Ukraine, Caucasus, Central Asia, Belarus, Turkey and North Africa will merge with the Western Europe region to form the new Europe and North Africa region (ENA).

120	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

3 Profit from operations

Enumerated below are movements in costs that have impacted profit from operations in 2017, 2016 and 2015. These include changes in our underlying business performance, as well as the impact of adjusting items, as defined in note 1, in profit from operations (note 3(c), 3(d), 3(e), 3(f), 3(g), 3(h) and 3(i)).

(a) Employee benefit costs

		2017 £m	2016 £m	2015 £m
	Wages and salaries	2,131	1,882	1,667
	Social security costs	216	207	174
	Other pension and retirement benefit costs (note 12)	215	101	138
	Share-based payments – equity and cash-settled (note 25)	117	84	60
		2,679	2,274	2,039
	(b) Depreciation, amortisation and impairment costs
		2017 £m	2016 £m	2015 £m
Intangibles	– amortisation and impairment of trademarks and similar intangibles (note 3(f))	383	149	65
	– amortisation and impairment of other intangibles	140	81	89
Property, plant and equipment	– depreciation and impairment	379	377	274
		902	607	428
Included within depreciation are gains and losses recognised on the sale of property, plant and equipment.
	(c) Other operating expenses include:
		2017 £m	2016 £m	2015 £m
	Research and development expenses (excluding employee benefit costs and depreciation)	80	53	60
	Exchange differences	(6)	(2)	10
	Rent of plant and equipment (operating leases)
	– minimum lease payments	41	20	20
	Rent of property (operating leases)
	– minimum lease payments	85	51	52
	Fees payable for audit services pursuant to legislation:
	– fees payable to KPMG LLP for Parent Company and Group audit	6.3	2.0	2.0
	– fees payable to other KPMG LLP firms and associates for local statutory and Group reporting audits	11.3	7.2	6.7
	Audit fees payable to KPMG LLP firms and associates	17.6	9.2	8.7
	Audit fees payable to PricewaterhouseCoopers LLP firms and associates	–	–	0.6
	Audit fees payable to other firms	0.2	–	–
	Total audit fees payable	17.8	9.2	9.3
	Fees payable to KPMG LLP firms and associates for other services:
	– audit-related assurance services	8.0	0.2	0.2
	– other assurance services – tax advisory services	4.1	0.1	0.1
		–	0.2	0.6
	– tax compliance	0.2	0.3	0.4
	– other non-audit services	–	1.4	2.0
		12.3	2.2	3.3

The total fees payable to KPMG LLP firms and associates included above are £29.9 million (2016: £11.4 million; 2015: £12.0 million).

During 2017, the Group incurred additional expenditure with the Group’s auditor, as part of the acquisition of the remaining shares in RAI not previously owned. This was due to the SEC listing requirements to re-audit 2015 and 2016 under Public Company Accounting Oversight Board (“PCAOB”), to audit the purchase price allocation, to provide assurance services on the registration documents and to provide, amongst other things, assurance services with regards to the planned 2018 implementation of Sarbanes-Oxley. Accordingly, the following costs, related to the acquisition of RAI and treated as an adjusting item, were incurred within the respective categories: audit-related assurance service £7.7 million and within other assurance services £3.5 million.

Under SEC regulations, the remuneration of our auditors of £30.1 million in 2017 (2016: £11.4 million; 2015: £12.6 million) is required to be presented as follows: audit fees £29.2 million (2016: £9.2 million; 2015: £9.3 million), audit-related fees £0.5 million (2016: £0.2 million; 2015: £0.2 million), tax fees £0.2 million (2016: £0.5 million; 2015: £1.0 million) and all other fees £0.2 million (2016: £1.5 million; 2015: £2.1 million).

BAT Annual Report and Form 20-F 2017	121

Financial Statements

Notes on the Accounts continued

3 Profit from operations continued

(c) Other operating expenses include: continued

Total research and development costs including employee benefit costs and depreciation are £191 million (2016: £144 million; 2015: £148 million).

(d) Master Settlement Agreement

In 1998, the major US cigarette manufacturers (Group subsidiaries including R. J. Reynolds Tobacco Company (RJRT), Lorillard and Brown

& Williamson, businesses which are part of RAI) entered into the Master Settlement Agreement (MSA) with attorney generals representing most US states and territories. The MSA imposes a perpetual stream of future payment obligations on the major US cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the US volume of cigarettes sold and US market share (based on cigarette shipments in that year). Given these facts, the Group’s accounting for the MSA payments is to accrue for them in the cost of products sold as the products are shipped and no provision is made in respect of potential payments relating to future years. The event which gives rise to the obligation is the actual sales of products shipped and the MSA payments are therefore recognised as part of the costs of those business operations.

During 2012, RJRT, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under MSA. Under this agreement RJRT and SFNTC will receive credits, in respect of its NPM Adjustment claims for the period 2003 to 2014. These credits are applied against the company’s MSA payments subject to, and dependent upon, meeting the various ongoing performance obligations.

In 2013 and 2014, five additional states joined NPM, including two states that were found to not have diligently enforced their qualifying statutes in 2003. An additional two states joined the agreement in 2017 and, as a result, expenses for the MSA were reduced by US$17 million for the year ended 31 December 2017. As a result of meeting the performance requirements in the agreement, RJRT and SFNTC, collectively, recognised additional credits of US$130 million and US$295 million for the years ended 31 December 2017 and 31 December 2016, respectively. Credits recognised in both these years include the benefit of the additional credits received as a result of the acquisition of Lorillard, Inc. in 2015. RJRT expects to recognise additional credits through 2020.

In October 2015, RJRT, SFNTC and certain other tobacco manufacturers entered into a settlement agreement, referred to as the NY Settlement Agreement, with the State of New York to settle certain claims related to the NPM Adjustment. The NY Settlement Agreement resolves NPM Adjustment claims related to payment years from 2004 through 2014, providing RJRT and SFNTC, collectively, with credits, of approximately US$290 million, plus interest, subject to meeting various performance obligations. These credits will be applied against annual payments under the MSA over a four-year period, which commenced with the April 2016 MSA payment. RJRT and SFNTC, collectively, recognised credits of US$99 million and US$95 million as a reduction to cost of products sold for the years ended 31 December 2017 and 31 December 2016, respectively.

Credits in respect of future years’ payments and the NPM adjustment would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included in adjusting items.

(e) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the new operating model. These costs represent additional expenses incurred, which are not related to the normal business and day-to-day activities.

The new operating model is underpinned by a global single instance of SAP with full deployment occurring during 2016 with benefits already realised within the business and future savings expected in the years to come. The initiatives also include a review of the Group’s trade marketing and manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used.

The costs of the Group’s initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2017 £m	2016 £m	2015 £m
Employee benefit costs	193	240	159
Depreciation, amortisation and impairment costs	85	64	26
Other operating expenses	330	325	228
Other operating income	(8)	(26)	(46)
	600	603	367

Restructuring and integration costs in 2017 include advisor fees and costs incurred related to the acquisition of the remaining shares in RAI not already owned by the Group, that completed on 25 July 2017. Further information is provided in note 24. It also includes the implementation of a new operating model and the cost of redundancy packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover integration costs incurred as a result of the RAI acquisition, factory closure and downsizing activities in Germany and Malaysia, certain exit costs and asset write-offs related to the withdrawal from the Philippines. Since the acquisition of RAI, adjusting items also includes cost related to the Engle progeny cases as well as tobacco-related and other litigation costs.

122	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

3 Profit from operations continued

(e) Restructuring and integration costs continued

Restructuring and integration costs in 2016 principally related to the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also covered factory closures and downsizing activities in Germany, Malaysia and Brazil, certain exit costs and asset write-offs related to the change in approach to the commercialisation of Voke, uncertainties surrounding regulatory changes and restructurings in Japan and Australia.

Restructuring and integration costs in 2015 principally related to the restructuring initiatives directly related to implementation of a new operating model and the cost of initiatives in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover factory closure and downsizing activities in Australia, certain costs related to the acquisitions undertaken (including TDR in Croatia) and restructurings in Indonesia, Canada, Switzerland and Germany.

In 2017, other operating income includes gains from the sale of land and buildings in Brazil and in 2016 this included gains from the sale of land and buildings in Malaysia. In 2015, other operating income included gains from the sale of land and buildings in Australia.

(f) Amortisation and impairment of trademarks and similar intangibles

Business combinations in 2017 of RAI, Winnington AB and Must Have Limited, along with the acquisition of tobacco assets in Bulgartabac and Fabrika Duhana Sarajevo (see note 24), as well as business combinations of Ten Motives, CHIC, TDR, Bentoel and ST in previous years, have resulted in the capitalisation of trademarks and similar intangibles which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £383 million (2016: £149 million; 2015: £65 million) is included in depreciation, amortisation and impairment costs in profit from operations.

(g) Fox River

As explained in note 28, a Group subsidiary has certain liabilities in respect of indemnities given on the purchase and disposal of former businesses in the United States and in 2011, the subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River.

On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River.

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by a US District Judge in August 2017 but is currently subject to appeal in the US Seventh Circuit Court of Appeals, see note 28 for further details.

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal hearing is expected to take place in June 2018. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

The provision is £138 million at 31 December 2017 (2016: £163 million). Based on this Funding Agreement, £25 million has been paid in 2017, which includes legal costs of £7 million (2016: £17 million, including legal costs of £11 million; 2015: £17 million, including legal costs of £8 million). In addition, in 2016 the devaluation of sterling against the US dollar lead to a charge of £20 million.

(h) Other adjusting items

In 2017, the release of the fair value acquisition accounting adjustments to finished goods inventories of £465 million on the RAI acquisition has been adjusted within “Changes in inventories of finished goods and work in progress”. Also included in 2017 is the impairment of certain assets of £69 million related to a third-party distributor (Agrokor) in Croatia, that has been adjusted within ‘other operating expenses’.

In 2016, the Board of Audit and Inspection of Korea (“BAI”) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional sales tax (excise and VAT) and penalties. This resulted in the recognition of a £53 million charge by a Group subsidiary. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. Based on the legal opinion from a local law firm, management believes that this appeal will be successful, and that the findings of the BAI will be reversed. On grounds of materiality and the high likelihood of the tax and penalties being reversed in future, the Group has classified the tax and penalties charge as an adjusting item in 2016.

(i) Flintkote

In December 2014, a Group subsidiary entered into a settlement agreement in connection with various legal cases related to a former non-tobacco business in Canada. Under the terms of the settlement, the subsidiary will obtain protection from current and potential future Flintkote related asbestos liability claims in the US. The settlement was finalised in 2015 when approvals of certain courts in the US were obtained. This agreement has led to a charge of £nil million in 2017 (2016: £nil million; 2015: £3 million).

BAT Annual Report and Form 20-F 2017	123

Financial Statements

Notes on the Accounts continued

4 Net finance costs/(income)

(a) Net finance costs/(income)

	2017 £m	2016 £m	2015 £m
Interest expense	1,081	645	573
Option costs and fees (see note 4(b)(v))	–	–	104
Facility fees	13	5	9
Interest related to adjusting tax payables (see note 4(b)(ii))	43	25	8
Loss on bond redemption (see note 4(b)(iv))	–	101	–
Acquisition of RAI (see note 4(b)(i))	153	–	–
Fair value changes on derivative financial instruments and hedged items	(149)	(458)	(245)
Hedge ineffectiveness (see note 4(b)(iii))	9	–	–
Exchange differences on financial liabilities	47	363	135
Finance costs	1,197	681	584
Interest and dividend income	(84)	(68)	(79)
Hedge ineffectiveness (see note 4(b)(iii))	–	(18)	–
Deemed gain related to the investment in Reynolds (see note 4(b)(vi))	–	–	(601)
Exchange differences on financial assets	(19)	42	34
Finance income	(103)	(44)	(646)
Net finance costs/(income)	1,094	637	(62)

The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 4(b) and the derivatives that generate the fair value changes are as in note 16.

Facility fees principally relate to the Group’s central banking facilities.

(b) Adjusting items included in net finance costs/(income)

Adjusting items are significant items in net finance costs/(income) which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

The following adjusting items have been recognised:

(i)	the Group incurred £153 million of financing costs related to the acquisition of the shares not already owned by the Group in RAI;

(ii)	the Group incurred interest on adjusting tax payables of £43 million, including interest of £25 million (2016: £25 million; 2015: £8 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO) (see note 6(b)); and

(iii)	the Group experienced significant hedge ineffectiveness, driven by market volatility following the “Brexit” referendum. The gain in 2016 of £18 million was deemed to be adjusting as it is not representative of the underlying performance of the business and so the partial reversal of £9 million in 2017 has also been deemed as an adjusting item.

In 2016, the following adjusting items have been recognised:

(iv)	the Group redeemed a US$700 million bond, prior to its original maturity date of 15 November 2018. This led to a loss of US$130 million (£101 million), which has been treated as an adjusting item.

In 2015, the following adjusting items have been recognised:

(v)	costs of £104 million in relation to financing activities, which includes costs on the acquisition of the non-controlling interests in the Group’s Brazilian subsidiary, Souza Cruz S.A. and the Group’s activities to maintain the then current ownership in RAI following its acquisition of Lorillard, Inc.; and

(vi)	the Group’s investment of US$4.7 billion in cash of RAI has realised a deemed gain of US$931 million (£601 million). The deemed gain reflects the difference between the fixed price paid by the Group to RAI and the market value of RAI shares on the day of the transaction (see note 24(d)).

124	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

5 Associates and joint ventures

		2017		2016		2015
	Total £m	Group’s share £m	Total £m	Group’s share £m	Total £m	Group’s share £m
Revenue	14,085	4,794	16,491	5,997	11,186	4,215
Profit from operations*	4,342	24,854	9,379	3,740	6,117	2,391
Net finance costs	(279)	(116)	(477)	(200)	(335)	(139)
Profit on ordinary activities before taxation	4,063	24,738	8,902	3,540	5,782	2,252
Taxation on ordinary activities	(1,441)	(522)	(3,280)	(1,308)	(2,545)	(1,013)
Profit on ordinary activities after taxation	2,622	24,216	5,622	2,232	3,237	1,239
Non-controlling interests	(22)	(7)	(17)	(5)	(12)	(3)
Post-tax results of associates and joint ventures	2,600	24,209	5,605	2,227	3,225	1,236
Comprised of:
– adjusted share of post-tax results of associates and joint ventures	2,785	1,012	3,461	1,327	2,501	943
– issue of shares and change in shareholding	98	29	36	11	74	22
– gain on deemed divestment of RAI	–	23,288	–	–	–	–
– gain on disposal of assets	–	–	2,231	941	879	371
– other	(283)	(120)	(123)	(52)	(229)	(100)
	2,600	24,209	5,605	2,227	3,225	1,236

*	The gain on deemed divestment of RAI is recognised in the Group’s share of associates profit from operations.

Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2017, 2016 and 2015.

(a) Adjusting items

In 2017, the Group’s interest in ITC Ltd. (ITC) decreased from 29.89% to 29.71% (2016: 30.06% to 29.89%; 2015: 30.26% to 30.06%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £29 million (2016: £11 million; 2015: £22 million), which is treated as a deemed partial disposal and included in the income statement.

On 25 July 2017, the Group announced the completion of the acquisition of the 57.8% of RAI the Group did not already own. As at this date RAI ceased to be reported as an associate and has become a fully owned subsidiary. Accordingly, as at that date, the Group was deemed to divest its investment in Reynolds as an associate and consolidated RAI in accordance with IFRS 10 Consolidated Financial Statements. This resulted in a gain of £23,288 million that has been reported in the Group’s share of post-tax results of associates and joint ventures.

In 2017, due to a deterioration in the financial performance of Tisak d.d. (Tisak), linked to the financial difficulties associated with a third-party distributor (Agrokor) in Croatia, the Group impaired the carrying value of this investment. This resulted in a charge of £27 million to the income statement that has been reported as an “other” adjusting item.

In 2016, RAI recognised a gain in relation to the sale of the international rights to Natural American Spirit to the Japan Tobacco Group of companies (JT) of US$4,861 million. The Group’s share of this net gain amounted to £941 million (net of tax). In 2015, RAI recognised a gain on the related divestiture of assets, following the Lorillard, Inc. (Lorillard) acquisition, of US$3,288 million. The Group’s share of this net gain amounted to £371 million (net of tax).

RAI has also recognised amounts in the Group’s consolidated statements of income as “other”. In 2017, this includes transaction costs associated with the acquisition by the Group of US$125 million, the Group’s share of which is £33 million (net of tax) (2016: £nil million; 2015: £nil million), deferred tax charges in respect of temporary differences on trademarks of US$51 million, the Group’s share of which is £18 million (2016: £nil million; 2015: £nil million), restructuring charges of US$79 million, the Group’s share of which is £14 million (net of tax) (2016: US$36 million, the Group’s share of which is £7 million; 2015: US$223 million and £39 million, respectively) and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$162 million, the Group’s share of which is £32 million (net of tax) (2016: US$86 million, the Group’s share of which is £17 million (net of tax); 2015: US$152 million, the Group’s share of which is £26 million (net of tax)). Additionally, there is income of US$17 million (2016: US$6 million; 2015: US$108 million) related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £4 million (net of tax) (2016: £2 million; 2015: £18 million). The remaining costs in 2016 includes income relating to the early termination of the Manufacturing Agreement between BATUS Japan Inc. and RJRT (see note 27) of US$90 million, the Group’s share of which is £18 million (net of tax) (2015: US$ nil million and £nil million, respectively) and transaction costs of US$5 million (2015: US$54 million) and financing costs of US$243 million (2015: US$60 million), connected with the acquisition of Lorillard, the Group’s share is £1 million (net of tax) (2015: £12 million) and £47 million of financing costs (2015: £10 million). The remaining costs in 2015 of US$99 million are primarily in respect of asset impairment and exit charges, the Group’s share of which is £25 million (net of tax).

(b) Master Settlement Agreement

For information on the Master Settlement Agreement applicable to RAI as an associate for the period up to and including 24 July 2017, see note 3(d).

BAT Annual Report and Form 20-F 2017	125

Financial Statements

Notes on the Accounts continued

5 Associates and joint ventures continued

(c) Other financial information

The Group’s share of the results of associates and joint ventures is shown in the table below.

		2017	2016	2015
		Group’s	Group’s	Group’s
		share	share	share
		£m	£m	£m
Profit on ordinary activities after taxation
– attributable to owners of the Parent		24,209	2,227	1,236
Other comprehensive income:
Differences on exchange		(923)	1,425	336
Net fair value gains/(losses) on available-for-sale investments		5	(10)	1
Actuarial gains relating to pensions and other post-retirement benefits (note 19)		25	20	3
Total comprehensive income (note 11)		23,316	3,662	1,576
Summarised financial information of the Group’s associates and joint ventures is shown below.
				2017
	RAI*	ITC	Others	Total
	£m	£m	£m	£m
Revenue	5,525	6,607	1,953	14,085
Profit on ordinary activities before taxation	2,017	2,054	(8)	4,063
Post-tax results of associates and joint ventures	1,261	1,362	(23)	2,600
Other comprehensive income	(595)	(135)	(8)	(738)
Total comprehensive income	666	1,227	(31)	1,862

* The information presented above for RAI is for the period from 1 January 2017 up to and including 24 July 2017. Further information is presented in note 24(a).
				2016
	RAI	ITC	Others	Total
	£m	£m	£m	£m
Revenue	9,224	5,350	1,917	16,491
Profit on ordinary activities before taxation	7,111	1,743	48	8,902
Post-tax results of associates and joint ventures	4,457	1,114	34	5,605
Other comprehensive income	3,125	712	(178)	3,659
Total comprehensive income	7,582	1,826	(144)	9,264

				2015
	RAI	ITC	Others	Total
	£m	£m	£m	£m
Revenue	6,986	3,839	361	11,186
Profit on ordinary activities before taxation	4,250	1,505	27	5,782
Post-tax results of associates and joint ventures	2,203	1,005	17	3,225
Other comprehensive income	684	43	(24)	703
Total comprehensive income	2,887	1,048	(7)	3,928

126	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

6 Taxation on ordinary activities

(a) Summary of taxation on ordinary activities

	2017 £m	2016 £m	2015 £m
UK corporation tax	26	7	5

Overseas tax	1,617	1,395	1,324
Comprising:
– current year tax expense	1,615	1,382	1,317
– adjustments in respect of prior periods	2	13	7

Total current tax	1,643	1,402	1,329

Deferred tax	(9,756)	4	4
Comprising:
– deferred tax relating to origination and reversal of temporary differences	(136)	4	(11)
– deferred tax relating to changes in tax rates	(9,620)	–	15
	(8,113)	1,406	1,333

(b) Franked Investment Income Group Litigation Order

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The outcome of the Court of Appeal has not reduced the estimated receivable. HMRC have sought permission to appeal to the Supreme Court on all issues. The Supreme Court has deferred a decision on whether or not to grant permission pending other litigation. A decision on whether permission will be granted is anticipated in mid-2018. If permission is granted the hearing of the appeal will likely be in 2019.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC. HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million. Actions challenging the legality of the withholding of the 45% tax have been lodged by the Group. The First Tier Tribunal found in favour of HMRC in July 2017 and the Group’s appeal to the Upper Tribunal is scheduled to be heard in 2018.

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held as deferred income as disclosed in note 22. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £25 million for the 12 months to 31 December 2017 (2016: £25 million; 2015: £8 million) accruing on the balance, which was also treated as an adjusting item.

BAT Annual Report and Form 20-F 2017	127

Financial Statements

Notes on the Accounts continued

6 Taxation on ordinary activities continued

(c) Factors affecting the taxation charge

The taxation charge differs from the standard 19% (2016: 20%; 2015: 20%) rate of corporation tax in the UK. The major causes of this difference are listed below:

	2017		2016		2015
	£m	%	£m	%	£m	%
Profit before tax	29,591		6,245		5,855
Less: share of post-tax results of associates and joint ventures (see note 5)	(24,209)		(2,227)		(1,236)
	5,382		4,018		4,619

Tax at 19% (2016: 20%; 2015: 20%) on the above	1,023	19.0	804	20.0	924	20.0
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	392	7.3	93	2.3	231	5.0
Other national tax charges	119	2.2	74	1.9	77	1.7
Permanent differences	40	0.7	143	3.6	(147)	(3.2)
Overseas tax on distributions	25	0.5	41	1.0	28	0.6
Overseas withholding taxes	191	3.5	200	5.0	145	3.1
Double taxation relief on UK profits	(29)	(0.5)	(8)	(0.2)	(6)	(0.1)
(Utilised)/unutilised tax losses	(38)	(0.7)	32	0.8	32	0.7
Adjustments in respect of prior periods	2	–	13	0.3	7	0.2
Deferred tax relating to changes in tax rates	(9,620)	(178.7)	–	–	15	0.3
Deemed US repatriation tax	34	0.6	–	–	–	–
Release of deferred tax on unremitted earnings of associates	(180)	(3.3)	–	–	–	–
Additional net deferred tax (credits)/charges	(72)	(1.3)	14	0.3	27	0.6
	(8,113)	(150.7)	1,406	35.0	1,333	28.9

In 2016, permanent differences include non-tax deductible expenses for a number of items including expenditure relating to restructuring and integration costs such as factory rationalisation and the implementation of a new operating model and also included the net charge in respect of Fox River, South Korea sales tax assessment and uncertain items connected with the Group’s trading business. In 2015, permanent differences includes the deemed gain as explained in note 6(e).

(d) Adjusting items included in taxation

On 22 December 2017, the United States Government enacted comprehensive tax legislation which, among other things, changed the Federal tax rate to 21% from 1 January 2018. This revised rate has been used to revalue net deferred tax liabilities in the United States, leading to a credit to the income statement of £9,620 million. The net deferred tax liabilities largely relate to the difference in tax value versus the fair market value of trademarks accounted for under IFRS as part of the RAI acquisition. The legislation also imposed a one-time deemed repatriation tax on accumulated foreign earnings, the impact less foreign tax credits is £34 million.

IFRS also requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. From the date of the acquisition of the remaining shares in RAI not already owned by the Group, the Group consolidates the results of RAI as a wholly owned subsidiary and as such the deferred tax liability of £180 million on unremitted earnings of RAI as an associate has been released to the income statement. In 2016, the Group’s share of the gain on the divestiture of intangibles and other assets by RAI to Japan Tobacco International is £941 million. Given that the profit on this item is recognised as an adjusting item by the Group, the additional deferred tax charge of £61 million on the potential distribution of these undistributed earnings has also been treated as adjusting. In 2015, the Group’s share of the gain on the divestiture of intangibles and other assets by RAI to ITG Brands LLC, a subsidiary of Imperial Tobacco Group PLC, is £371 million. Given that the profit on this item was recognised as an adjusting item by the Group, the additional deferred tax charge of £22 million on the potential distribution of these undistributed earnings has also being treated as adjusting.

(e) Tax on adjusting items

In addition, the tax on adjusting items, separated between the different categories, as per note 7, amounted to £454 million (2016: £128 million; 2015: £80 million). As described in note 4(b), in 2015, the Group’s investment of US$4.7 billion in cash in RAI realised a deemed gain of US$931 million (£601 million). The adjustment to the adjusted earnings per share (see note 7) also includes £4 million (2016: £1 million; 2015: £3 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.

(f) Tax on items recognised directly in other comprehensive income

				2017 £m	2016 £m	2015 £m
Current tax				(4)	(53)	7
Deferred tax				(133)	70	(9)
(Charged)/credited to other comprehensive income				(137)	17	(2)

The tax relating to each component of other comprehensive income is disclosed in note 19.

128	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

7 Earnings per share

	2017			2016			2015
		Weighted			Weighted			Weighted
		average			average			average
		number of	Earnings		number of	Earnings		number of	Earnings
	Earnings	shares	per share	Earnings	shares	per share	Earnings	shares	per share
	£m	m	pence	£m	m	pence	£m	m	pence
Basic earnings per share
(ordinary shares of 25p each)	37,533	2,044	1,836.3	4,648	1,858	250.2	4,290	1,858	230.9
Share options	–	7	(6.3)	–	7	(1.0)	–	5	(0.6)
Diluted earnings per share	37,533	2,051	1,830.0	4,648	1,865	249.2	4,290	1,863	230.3

Adjusted earnings per share calculation

Earnings have been affected by a number of adjusting items, which are described in notes 3 to 6. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance. To illustrate the impact of these items, an adjusted earnings per share calculation is shown below.

				Diluted
				2017		2016		2015
					Earnings		Earnings		Earnings
				Earnings	per share	Earnings	per share	Earnings	per share
			Notes	£m	pence	£m	pence	£m	pence
Diluted earnings per share				37,533	1,830.0	4,648	249.2	4,290	230.3
Effect of restructuring and integration costs			3(e)	600	29.3	603	32.3	367	19.7
Tax and non-controlling interests on restructuring and integration costs				(133)	(6.5)	(90)	(4.8)	(74)	(4.0)
Effect of amortisation and impairment of trademarks and similar intangibles			3(f)	383	18.7	149	8.0	65	3.5
Tax on amortisation and impairment of trademarks and similar intangibles				(90)	(4.4)	(32)	(1.7)	(9)	(0.5)
Effect of associates’ adjusting items net of tax			5(a)	(23,197)	(1,131.0)	(900)	(48.3)	(293)	(15.7)
Other adjusting items			3(h)	534	26.0	53	2.9	–	–
Tax effect on other adjusting items				(184)	(9.0)	(5)	(0.3)	–	–
Deferred tax relating to changes in tax rates			6(c)	(9,586)	(467.4)	–	–	–	–
Release of deferred tax on unremitted earnings from associates			6(c)	(180)	(8.8)	–	–	–	–
Effect of Fox River			3(g)	–	–	20	1.1	–	–
Effect of Flintkote			3(i)	–	–	–	–	3	0.2
Effect of deemed gain related to investment in RAI			4(b)	–	–	–	–	(601)	(32.3)
Effect of additional deferred tax charge from gain on divestiture of assets by associate (RAI)			6(d)	–	–	61	3.3	22	1.2
Effect of interest on FII GLO settlement and other			4(b)	43	2.1	25	1.3	8	0.4
Effect of adjusting finance costs in relation to acquisition of RAI			4(b)	153	7.5	–	–	–	–
Tax Effect of adjusting finance costs in relation to acquisition of RAI				(49)	(2.4)	–	–	–	–
Effect of certain costs and fees related to the acquisition of NCI in Souza Cruz and investment in RAI			4(b)	–	–	–	–	104	5.6
Effect of hedge ineffectiveness			4(b)	9	0.4	(18)	(1.0)	–	–
Tax effect on hedge ineffectiveness				(2)	(0.1)	–	–	–	–
Effect of US bond buy back			4(b)	–	–	101	5.5	–	–
Adjusted earnings per share (diluted)				5,834	284.4	4,615	247.5	3,882	208.4

BAT Annual Report and Form 20-F 2017	129

Financial Statements

Notes on the Accounts continued

7 Earnings per share continued

		Basic
		2017		2016		2015
	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Basic earnings per share		37,533	1,836.3	4,648	250.2	4,290	230.9
Effect of restructuring and integration costs	3(e)	600	29.4	603	32.4	367	19.7
Tax and non-controlling interests on restructuring and integration costs		(133)	(6.5)	(90)	(4.9)	(74)	(4.0)
Effect of amortisation and impairment of trademarks and similar intangibles	3(f)	383	18.7	149	8.0	65	3.5
Tax on amortisation and impairment of trademarks and similar intangibles		(90)	(4.4)	(32)	(1.7)	(9)	(0.5)
Effect of associates’ adjusting items net of tax	5(a)	(23,197)	(1,134.9)	(900)	(48.4)	(293)	(15.8)
Other adjusting items	3(h)	534	26.1	53	2.9	–	–
Tax effect on other adjusting items		(184)	(9.0)	(5)	(0.3)	–	–
Deferred tax relating to changes in tax rates	6(c)	(9,586)	(469.0)	–	–	–	–
Release of deferred tax on unremitted earnings from associates	6(c)	(180)	(8.8)	–	–	–	–
Effect of Fox River	3(g)	–	–	20	1.1	–	–
Effect of Flintkote	3(i)	–	–	–	–	3	0.2
Effect of deemed gain related to investment in RAI	4(b)	–	–	–	–	(601)	(32.3)
Effect of additional deferred tax charge from gain on divestiture of assets by associate (RAI)	6(d)	–	–	61	3.3	22	1.2
Effect of interest on FII GLO settlement and other	4(b)	43	2.1	25	1.3	8	0.4
Effect of adjusting finance costs in relation to acquisition of RAI	4(b)	153	7.5	–	–	–	–
Tax Effect of adjusting finance costs in relation to acquisition of RAI		(49)	(2.4)	–	–	–	–
Effect of certain costs and fees related to the acquisition of NCI in Souza Cruz and investment in RAI	4(b)	–	–	–	–	104	5.6
Effect of hedge ineffectiveness	4(b)	9	0.4	(18)	(1.0)	–	–
Tax effect on hedge ineffectiveness		(2)	(0.1)	–	–	–	–
Effect of US bond buy back	4(b)	–	–	101	5.5	–	–
Adjusted earnings per share (basic)		5,834	285.4	4,615	248.4	3,882	208.9

130	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

7 Earnings per share continued

Headline earnings per share as required by the JSE Limited

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 2/2015 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

	Diluted
	2017		2016		2015
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Diluted earnings per share	37,533	1,830.0	4,648	249.2	4,290	230.3
Effect of impairment of intangibles, property, plant and equipment and assets held for sale	179	8.6	126	6.8	27	1.4
Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(35)	(1.7)	(35)	(1.9)	(6)	(0.3)
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(48)	(2.3)	(59)	(3.2)	(60)	(3.2)
Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	13	0.6	30	1.6	19	1.0
Gain on deemed disposal of RAI associate	(23,288)	(1,135.4)	–	–	–	–
Write off of investment in associate	27	1.3	–	–	–	–
Effect of gains reclassified from the available-for-sale reserve	–	–	–	–	(10)	(0.6)
Tax and non-controlling interests on gains reclassified from the available-for-sale reserve	–	–	–	–	3	0.2
Share of associates’ impairment losses and non-current investments	–	–	–	–	17	0.9
Share of associates’ gains on disposal of assets	–	–	(941)	(50.4)	(371)	(19.9)
Tax effect of associates’ disposal of assets	–	–	61	3.3	22	1.2
Issue of shares and change in shareholding in associate	(29)	(1.4)	(11)	(0.6)	(22)	(1.2)
Headline earnings per share (diluted)	14,352	699.7	3,819	204.8	3,909	209.8

	Basic
	2017		2016		2015
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence
Basic earnings per share	37,533	1,836.3	4,648	250.2	4,290	230.9
Effect of impairment of intangibles, property, plant and equipment and assets held for sale	179	8.7	126	6.8	27	1.4
Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(35)	(1.7)	(35)	(1.9)	(6)	(0.3)
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(48)	(2.3)	(59)	(3.2)	(60)	(3.2)
Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	13	0.6	30	1.6	19	1.0
Gain on deemed disposal of RAI associate	(23,288)	(1,139.3)	–	–	–	–
Write off of investment in associate	27	1.3	–	–	–	–
Effect of gains reclassified from the available-for-sale reserve	–	–	–	–	(10)	(0.6)
Tax and non-controlling interests on gains reclassified from the available-for-sale reserve	–	–	–	–	3	0.2
Share of associates’ impairment losses and non-current investments	–	–	–	–	17	0.9
Share of associates’ gains on disposal of assets	–	–	(941)	(50.6)	(371)	(19.9)
Tax effect of associates’ disposal of assets	–	–	61	3.3	22	1.2
Issue of shares and change in shareholding in associate	(29)	(1.4)	(11)	(0.6)	(22)	(1.2)
Headline earnings per share (basic)	14,352	702.2	3,819	205.6	3,909	210.4

BAT Annual Report and Form 20-F 2017	131

Financial Statements

Notes on the Accounts continued

8 Dividends and other appropriations

		2017		2016		2015
	Pence per share	£m	Pence per share	£m	Pence per share	£m
Ordinary shares
Interim
2017 paid 8 February 2018	43.6	1,004
2017 paid 28 September 2017	56.5	1,284
2016 paid 28 September 2016			51.3	961
2015 paid 30 September 2015					49.4	908
Final
2016 paid 4 May 2017	118.1	2,181
2015 paid 5 May 2016			104.6	1,949
2014 paid 7 May 2015					100.6	1,862
	218.2	4,469	155.9	2,910	150.0	2,770

As announced on 26 April 2017, from 1 January 2018, the Group will move to four interim quarterly dividend payments. As part of the transition, and to ensure shareholders receive the equivalent amount of total cash payments in 2018 as they would have under the previous payment policy, an additional interim dividend of 43.6 pence per share was announced on 5 December 2017 which was paid on 8 February 2018.

The dividend declared in 2017 for payment on 8 February 2018 was £1,000 million and is estimated based on the number of shares and the proportion of dividends to be paid in foreign currency using the exchange rate at year end. This second interim dividend takes the total dividends declared in respect of 2017 to £4,465 million (2016: £3,155 million; 2015: £2,851 million) representing 218.2 pence per share (2016: 169.4 pence per share; 2015: 154.0 pence per share).

9 Intangible assets

					2017
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	11,023	1,054	1,255	60	13,392
Accumulated amortisation and impairment		(616)	(659)		(1,275)
Net book value at 1 January	11,023	438	596	60	12,117

Differences on exchange	(1,189)	(3)	(2,669)	–	(3,861)
Additions
– internal development	–	–	–	87	87
– acquisitions (note 24)	34,313	33	75,488	4	109,838
– separately acquired	–	29	98	–	127
Reallocations	–	80	–	(80)	–
Amortisation charge	–	(88)	(268)	–	(356)
Impairment	–	(42)	(125)	–	(167)
31 December
Cost	44,147	1,119	74,136	71	119,473
Accumulated amortisation and impairment		(672)	(1,016)		(1,688)
Net book value at 31 December	44,147	447	73,120	71	117,785

132	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

9 Intangible assets continued

					2016
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	9,324	918	1,015	180	11,437
Accumulated amortisation and impairment		(569)	(432)		(1,001)
Net book value at 1 January	9,324	349	583	180	10,436

Differences on exchange	1,690	2	96	7	1,795
Additions
– internal development	–	11	–	49	60
– acquisitions (note 24)	9	–	33	–	42
– separately acquired	–	1	21	–	22
Reallocations	–	147	29	(176)	–
Amortisation charge	–	(72)	(133)	–	(205)
Impairment	–	–	(33)	–	(33)
31 December
Cost	11,023	1,054	1,255	60	13,392
Accumulated amortisation and impairment		(616)	(659)		(1,275)
Net book value at 31 December	11,023	438	596	60	12,117

Included in computer software and assets in the course of development are internally developed assets with a carrying value of £459 million (2016: £484 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third party consultants, as well as software licence fees from third party suppliers.

The Group has £16 million future contractual commitments (2016: £nil million) related to intangible assets.

Trademarks and similar intangibles with definite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI £3,097 million (2016: £nil million), TDR d.o.o. £61 million (2016: £105 million), Sudan £29 million (2016: £37 million), CHIC Group £29 million (2016: £40 million), Skandinavisk Tobakskompagni (ST) £230 million (2016: £244 million), Tekel £11 million (2016: £16 million), Bentoel £8 million (2016: £15 million) and Protabaco £nil million (2016: £30 million).

Trademarks and similar intangibles with indefinite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI with indefinite lives amounting to £69,562 million.

The trademarks and similar intangibles have been tested for impairment in line with the methodology outlined below.

Impairment testing for intangible assets with indefinite lives including goodwill

Goodwill of £44,147 million (2016: £11,023 million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: RAI £33,062 million (2016: £nil million); Rothmans Group £4,834 million (2016: £4,809 million); Imperial Tobacco Canada £2,367 million (2016: £2,420 million); ETI (Italy) £1,462 million (2016: £1,406 million) and ST (principally Scandinavia) £1,102 million (2016: £1,061 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Eastern Europe, Western Europe and South Africa, with the remainder mainly relating to operations in the domestic and export markets in the United Kingdom and operations in Asia-Pacific.

Due to the integrated nature of the activities, the goodwill arising from the TDR acquisition (principally Croatia) has been transferred to the Western Europe cash-generating unit with effect from 1 January 2017.

BAT Annual Report and Form 20-F 2017	133

Financial Statements

Notes on the Accounts continued

9 Intangible assets continued

In 2017, goodwill was allocated for impairment testing purposes to 19 (2016: 18) individual cash-generating units – one in the United States (2016: nil), five in Asia-Pacific (2016: five), five in the Americas (2016: five), three in Western Europe (2016: three), three in EEMEA (2016: three) and two related to Next Generation Products (2016: two).

		2017		2016
	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %
Cash Generating Unit
RAI	33,062	7.7	–	–
Canada	2,367	7.5	2,420	8.2
Western Europe	4,033	7.3	3,891	8.6
Eastern Europe	980	8.1	967	8.8
South Africa	661	9.6	656	10.1
Australia	775	7.9	785	8.6
Singapore	591	6.6	598	7.2
Malaysia	431	8.3	425	8.6
Other	1,247		1,281
Total	44,147		11,023

The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the budgeted volumes, operating margins and long-term growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate used is purely for the impairment testing of goodwill under IAS 36 and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.

Pre-tax discount rates of between 6.6% and 19.2% (2016: 7.2% and 20.0%) were used, based on the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments are made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the US or comparable governments and by the local government, adjusted for the Group’s own credit market risk. For ease of use and consistency in application, these results are periodically calibrated into bands based on internationally recognised credit ratings. The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends, pricing expectations and costs, and have been endorsed by Group management as part of the consolidated Group budget.

The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one-year period extrapolated over a 10-year horizon with growth of 5% in year two. Cash flows for years three to 10 are extrapolated from year two cash flows for each relevant operating unit at 4% (2016: 4%) per annum, including 1% inflation (2016: 1% inflation), where after a total growth rate of 2% (2016: 2%) has been assumed. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well balanced portfolio of brands and the industry in which it operates.

In some instances, such as recent acquisitions, start-up ventures or in other specific cases, the valuation is expanded to reflect the medium-term plan of the country or market management, spanning five years or beyond. If discounted cash flows for cash-generating units should fall by 10%, or the discount rate was increased at a post-tax rate of 1%, there would be no impairment.

134	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

10 Property, plant and equipment

					2017
	Freehold property £m	Leasehold property £m	Plant and equipment £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,163	239	5,022	725	7,149
Accumulated depreciation and impairment	(360)	(116)	(2,991)	(21)	(3,488)
Net book value at 1 January	803	123	2,031	704	3,661

Differences on exchange	(33)	(11)	(117)	(49)	(210)
Additions
– acquisitions (note 24)	349	4	626	62	1,041
– separately acquired	23	–	47	753	823
Reallocations	(5)	35	523	(553)	–
Depreciation	(29)	(7)	(352)	–	(388)
Impairment	(1)	(1)	(10)	–	(12)
Disposals	(4)	–	(12)	–	(16)
Net reclassifications as held-for-sale	(17)	–	–	–	(17)
31 December
Cost	1,455	267	5,552	917	8,191
Accumulated depreciation and impairment	(369)	(124)	(2,816)	–	(3,309)
Net book value at 31 December	1,086	143	2,736	917	4,882

					2016
	Freehold property £m	Leasehold property £m	Plant and equipment £m	Assets in the course of construction £m	Total £m
1 January
Cost	944	256	3,976	617	5,793
Accumulated depreciation and impairment	(288)	(126)	(2,343)	(15)	(2,772)
Net book value at 1 January	656	130	1,633	602	3,021

Differences on exchange	79	6	263	77	425
Additions
– separately acquired	13	4	168	470	655
Reallocations	76	6	358	(440)	–
Depreciation	(20)	(9)	(308)	–	(337)
Impairment	–	(5)	(71)	(4)	(80)
Disposals	3	(4)	(11)	(1)	(13)
Net reclassifications as held-for-sale	(4)	(5)	(1)	–	(10)
31 December
Cost	1,163	239	5,022	725	7,149
Accumulated depreciation and impairment	(360)	(116)	(2,991)	(21)	(3,488)
Net book value at 31 December	803	123	2,031	704	3,661

Net book value of assets held under finance leases for 2017 was £29 million (2016: £27 million).

In 2017, the Group’s finance lease arrangements relate principally to lease of tobacco vending machines and building by the Group’s subsidiary in Japan and Peru respectively. For 2016, the Group’s finance lease arrangements related principally to the lease of vehicles and tobacco vending machines by the Group’s subsidiaries in Canada and Japan respectively. Assets held under finance leases are secured under finance lease obligations included in note 20.

BAT Annual Report and Form 20-F 2017	135

Financial Statements

Notes on the Accounts continued

10 Property, plant and equipment continued

As explained in note 12, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House). Globe House is included in freehold property above with a carrying value of £187 million (2016: £188 million).

	2017 £m	2016 £m
Cost of freehold land within freehold property on which no depreciation is provided	253	202
Leasehold property comprises
– net book value of long leasehold	104	80
– net book value of short leasehold	39	43
	143	123
Contracts placed for future expenditure	85	29
11 Investments in associates and joint ventures
	2017 £m	2016 £m
1 January	9,507	6,938
Total comprehensive income (note 5)	23,316	3,662
Dividends	(688)	(1,024)
Share buy-backs	–	(24)
Additions	13	–
Reclassification of Reynolds American Inc. (RAI)	(30,521)	–
Other equity movements	(50)	(45)
31 December	1,577	9,507
Non-current assets	1,127	17,831
Current assets	1,019	2,439
Non-current liabilities	(67)	(8,552)
Current liabilities	(502)	(2,211)
	1,577	9,507
Reynolds American Inc. (In 2016, the Group’s share of the market value was £27,275 million)	–	8,051
ITC Ltd. (Group’s share of the market value is £11,036 million (2016: £10,430 million))	1,527	1,394
Other listed associates (Group’s share of the market value is £184 million (2016: £142 million))	18	17
Unlisted associates	32	45
	1,577	9,507

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI the Group did not already own. As at this date RAI ceased to be reported as an associate and has become a fully owned subsidiary. Accordingly, as at that date, RAI has been consolidated in accordance with IFRS 10 Consolidated Financial Statements. Included in the £30,521 million is the gain arising on the deemed disposal of RAI of £23,288 million. This gain includes amounts restated in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates (see note 19).

Prior to 25 July 2017, the Group accounted for RAI as an associate, having concluded that it did not have de facto control of RAI because of the operation of the governance agreement between the Group and RAI which ensured that the Group did not have the practical ability to direct relevant activities of RAI.

During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (Agrokor) to convert certain outstanding trading balances into long term loans and an additional shareholding in Tisak. As part of the agreement, Agrokor has the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group has legal ownership of the additional shareholding, it does not consider the shares to provide any additional equity interest and continues to account for 26% of the equity of Tisak. In 2017, due to the financial difficulties of Agrokor and Tisak, the Group has recognised the legal ownership of Tisak and subsequently impaired this investment. This resulted in a charge of £27 million to the income statement that has been reported as an adjusting item in note 5.

Included within the dividends amount of £688 million (2016: £1,024 million) are £477 million (2016: £773 million) attributable to dividends declared by RAI and £204 million (2016: £245 million) attributable to dividends declared by ITC.

The principal associate undertaking of the Group is ITC Ltd. (ITC) as shown under associates undertakings and joint ventures.

136	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

11 Investments in associates and joint ventures continued

ITC Ltd.

ITC is an Indian conglomerate based in Kolkata and maintains a presence in cigarettes, hotels, paper and packaging, agri-business and other fast-moving goods (e.g. confectionery, IT, branded apparel, personal care, greetings cards and safety matches). BAT’s interest in ITC is 29.71%.

ITC prepares accounts on a quarterly basis with a 31 March year end. As permitted by IAS 28, results up to 30 September 2017 have been used in applying the equity method. This is driven by the availability of information at the half year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2017.

	2017 £m	2016 £m
Non-current assets	3,738	3,730
Current assets	3,089	2,834
Non-current liabilities	(240)	(258)
Current liabilities	(1,446)	(1,643)
	5,141	4,663

Group’s share of ITC Ltd. (2017: 29.71%; 2016: 29.89%)	1,527	1,394

Reynolds American Inc.
		2016 £m
Non-current assets		34,046
Current assets		3,480
Non-current liabilities		(20,089)

Current liabilities		(3,845)
		13,592

Group’s share of Reynolds American Inc. (42.2%)		5,733
Goodwill		2,318
Total Group’s share of Reynolds American Inc.		8,051

BAT Annual Report and Form 20-F 2017	137

Financial Statements

Notes on the Accounts continued

12 Retirement benefit schemes

The Group’s subsidiary undertakings operate around 190 retirement benefit arrangements worldwide. The majority of scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The liabilities arising in the defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. All schemes are formally valued at least every three years.

The principal schemes are in the USA, UK, Germany, Canada, The Netherlands and Switzerland. Together schemes in these territories account for over 85% of the total obligations of the Group’s defined benefit schemes. These obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement.

In addition, the Group operates several healthcare benefit schemes, of which the most significant are in the USA and Canada. The liabilities in respect of healthcare benefits are also assessed by qualified independent actuaries, applying the projected unit credit method.

All of these arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. For example, in the USA, the main funded pension schemes are the Reynolds American Retirement Plan and the Retirement Income Plan for Certain Affiliates, and the main funded healthcare scheme is the B&W Tobacco Corporate Welfare and Fringe Benefit Plan, all of which are established with corporate trustees that are required to run the scheme in accordance with the Scheme’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act 1974 and US trust law. Similarly, in the UK, the main pension scheme is the British American Tobacco UK Pension Fund, which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the Scheme’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pension Act 2004 and all the relevant legislation.

Responsibility for the governance of the schemes across the Group, including investment decisions and contribution schedules, generally lies with the trustees. The trustees for each arrangement will usually consist of representatives appointed by both the sponsoring company and the beneficiaries. In the USA, the corporate trustees act as custodians with local management acting in a fiduciary capacity with regard to investment decisions, risk mitigation and administration of the arrangements.

The majority of schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes and after taking into account regulatory requirements in each territory.

Group’s contributions to pension schemes in 2018 are expected to be £241 million in total compared to £254 million in 2017.

Contributions to the various funded schemes in the USA are agreed with the relevant corporate Trustee after taking account of statutory requirements including the Pensions Protection Act 2006 which requires company pension plans in the US to become fully funded by a methodology similar to the accounting requirements under US GAAP. Through its subsidiaries in the USA, the Group intends to make significant regular contributions with the aim of achieving a long-term funding status of at least 90%. The Group contributed £83 million to its funded pension plans and £20 million to its funded post-retirement plans since the acquisition of Reynolds American in July 2017. During 2018, the Group expects to contribute £86 million to its funded pension plans and £54 million to its funded post-retirement plans.

Contributions to the British American Tobacco UK Pension Fund for 2017 and 2016 were agreed with the Trustee as part of a recovery plan to include £30 million a year to cover ongoing service costs, with additional contributions to eliminate a funding shortfall. Additional contributions were £78 million in both 2017 and 2016. These contributions were to be used to achieve the statutory funding objective and thereafter to support attaining a lower risk investment strategy (noted below). With effect from July 2018, the Group will pay £18 million a year to meet the cost of future benefit accruals. Additional annual contributions are payable until the Fund is valued to 110% on a Technical Provisions basis, and are expected to be £11 million in 2018.

Total contributions payable to the UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million. The charge would be triggered in the event that the Group defaults on agreed contributions due to the Fund or if an insolvency event occurs with respect to the UK entity responsible for making the payments. The charge is due to be released in 2039 but may be released earlier by negotiation or if the assets of the Fund are sufficient to achieve certain funding levels. Under the rules of the scheme, any future surplus would be returnable to the Group by refund at the end of the life of the scheme. The funding commitment is therefore not considered onerous and in accordance with IFRIC 14 no additional liabilities or surplus restriction have been recognised in respect of this commitment.

Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £30 million in 2018 and £38 million per annum for the four years after that. Contributions to pension schemes in Canada, The Netherlands and Switzerland in total are anticipated to be around £18 million in 2018 and then £11 million per annum for the four years after that.

The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due. For unfunded schemes in the USA, UK and Canada, 39% of the liabilities reported at year end are expected to be settled by the Group within ten years, 29% between ten and twenty years, 19% between twenty and thirty years, and 13% thereafter.

138	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

12 Retirement benefit schemes continued

The funded arrangements in the Group have policies on investment management, including strategies over a preferred long term investment profile, and schemes in certain territories including Canada and The Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities. For funded schemes in the USA, the Group employs a risk mitigation strategy which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the hedging portfolio, which uses extended duration fixed income holdings (typically US government and investment grade corporate bonds) and derivatives to match a portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the return seeking portfolio, which is designed to enhance portfolio returns. The return seeking portfolio is broadly diversified across asset classes. In addition, the main scheme in the UK has a target investment strategy such that, by 31 December 2018, the scheme will have moved to 20% return-seeking assets and 80% risk-reducing assets. Investments are diversified by type of investment, by investment sector, and where appropriate by country.

Through its defined benefit pension schemes and healthcare schemes, the Group is exposed to a number of risks, including:

Asset volatility:

The plan liabilities are calculated using discount rates set by reference to bond yields. If plan assets underperform this yield, e.g. due to stock market volatility, this will create a deficit. However, most schemes hold a proportion of assets which are expected to outperform bonds in the long term, and the majority of schemes by value are subject to local regulation regarding funding deficits.

Changes in bond yields:

A decrease in corporate bond yields will increase scheme liabilities, although this will be partially offset by an increase in the value of the schemes’ bond holdings or other hedging instruments.

Inflation risk:

Some of the Group’s pension obligations are linked to inflation and higher inflation will lead to higher liabilities. Although, in most cases caps on the level of inflationary increases are in place in the scheme rules, while some assets and derivatives provide specific inflation protection.

Life expectancy:

The majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. Assumptions regarding mortality and mortality improvements are regularly reviewed in line with actuarial tables and scheme specific experience.

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Present value of funded scheme liabilities	(11,542)	(7,139)	(326)	(16)	(11,868)	(7,155)
Fair value of funded scheme assets	12,157	7,264	193	14	12,350	7,278
	615	125	(133)	(2)	482	123
Unrecognised funded scheme surpluses	(23)	(18)	–	–	(23)	(18)
	592	107	(133)	(2)	459	105
Present value of unfunded scheme liabilities	(535)	(371)	(622)	(105)	(1,157)	(476)
	57	(264)	(755)	(107)	(698)	(371)

The above net liability is recognised in the balance sheet as follows:
– retirement benefit scheme liabilities	(1,065)	(719)	(756)	(107)	(1,821)	(826)
– retirement benefit scheme assets	1,122	455	1	–	1,123	455
	57	(264)	(755)	(107)	(698)	(371)

The net liabilities of funded pension schemes by territory are as follows:
	Liabilities		Assets		Total
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
– US	(5,022)	–	4,640	–	(382)	–
– UK	(3,133)	(3,529)	4,119	3,853	986	324
– Germany	(998)	(1,020)	945	872	(53)	(148)
– Canada	(782)	(796)	779	806	(3)	10
– The Netherlands	(769)	(737)	819	777	50	40
– Switzerland	(330)	(370)	285	293	(45)	(77)
– Rest of the Group	(508)	(687)	570	663	62	(24)
Funded schemes	(11,542)	(7,139)	12,157	7,264	615	125

BAT Annual Report and Form 20-F 2017	139

Financial Statements

Notes on the Accounts continued

12 Retirement benefit schemes continued

Of the Group’s unfunded pension schemes 47% (2016: 64%) relate to arrangements in the UK and 33% (2016: n/a) relate to arrangements in the US, while 86% (2016: n/a) of the Group’s unfunded healthcare arrangements relate to arrangements in the US.

The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Defined benefit schemes
Service cost
– current service cost	104	85	–	1	104	86
– past service cost/(credit)	11	(43)	–	(1)	11	(44)
Net interest on the net defined benefit liability
– interest on scheme liabilities	291	229	19	6	310	235
– interest on scheme assets	(276)	(230)	(4)	(1)	(280)	(231)
– interest on unrecognised funded scheme surpluses	2	2	–	–	2	2
	132	43	15	5	147	48
Defined contribution schemes	68	53	–	–	68	53
Total amount recognised in the income statement (note 3(a))	200	96	15	5	215	101

The above charges are recognised within employee benefit costs in note 3(a) and include a charge of £12 million in 2017 (2016: £17 million credit; 2015: £16 million charge) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs charged in arriving at profit from operations (see note 3(e)). Included in current service costs in 2017 is around £16 million (2016: £4 million) of administration costs.

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Present value at 1 January	7,510	6,220	120	100	7,630	6,320
Differences on exchange	(199)	574	(35)	22	(234)	597
Current service cost	105	88	2	1	107	89
Past service cost/(credit)	4	(44)	–	–	4	(44)
Settlements	7	(33)	–	(1)	7	(34)
Interest on scheme liabilities	292	238	19	6	311	244
Contributions by scheme members	3	4	–	–	3	4
Benefits paid	(523)	(381)	(31)	(8)	(554)	(389)
Acquisition of subsidiaries	5,211	–	882	–	6,093	–
Actuarial (gains)/losses
– arising from changes in demographic assumptions	(418)	(7)	(8)	–	(426)	(7)
– arising from changes in financial assumptions	92	911	9	1	101	912
Experience gains	(7)	(61)	(10)	(1)	(17)	(62)
Present value at 31 December	12,077	7,510	948	120	13,025	7,630
Changes in financial assumptions principally relate to discount rate movements in both years. Scheme liabilities by scheme membership:
	Pension schemes		Healthcare schemes		Total
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Active members	1,928	1,358	69	22	1,997	1,380
Deferred members	1,394	1,306	3	2	1,397	1,308
Retired members	8,755	4,846	876	96	9,631	4,942
Present value at 31 December	12,077	7,510	948	120	13,025	7,630
Approximately 95% of scheme liabilities in both years relate to guaranteed benefits.

140	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

12 Retirement benefit schemes continued

The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Fair value of scheme assets at 1 January	7,264	6,076	14	10	7,278	6,086
Differences on exchange	(170)	541	(7)	5	(177)	546
Settlements	(1)	(33)	–	–	(1)	(33)
Interest on scheme assets	277	238	4	1	281	239
Company contributions	232	181	22	–	254	181
Contributions by scheme members	4	5	–	–	4	5
Benefits paid	(509)	(360)	(25)	(1)	(534)	(361)
Acquisition of subsidiaries	4,574	–	180	–	4,754	–
Actuarial gains/(losses)	486	616	5	(1)	491	615
Fair value of scheme assets at 31 December	12,157	7,264	193	14	12,350	7,278

	Pension schemes		Healthcare schemes		Total
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Equities – listed	2,444	1,697	6	5	2,450	1,702
Equities – unlisted	1,337	630	71	–	1,408	630
Bonds – listed	5,272	3,948	14	4	5,286	3,952
Bonds – unlisted	1,346	109	84	–	1,430	109
Other assets – listed	682	403	9	–	691	403
Other assets – unlisted	1,076	477	9	5	1,085	482
Fair value of scheme assets at 31 December	12,157	7,264	193	14	12,350	7,278

Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

In the US pension plans, plan assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches. Allowable investment types include domestic equity, international equity, global equity, emerging market equity, fixed income, real assets, private equity and absolute return. The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.

In addition, certain scheme assets, including a portion of the assets held in the main UK pension scheme, are further diversified by investing in equities listed on non-UK stock exchanges via investment funds.

In the above analysis investments via equity-based investment funds are shown under listed equities, and investments via bond-based investment funds are shown under listed bonds. Other assets include cash and other deposits, derivatives and other hedges (including liability driven investments funds and inflation opportunity funds), recoverable taxes, reinsurance contracts, infrastructure investments and investment property.

The actuarial gains and losses in both years principally relate to movements in the fair values of scheme assets and actual returns are stated net of applicable taxes and fund management fees. The fair values of listed scheme assets were derived from observable data including quoted market prices and other market data, including market values of individual segregated investments and of pooled investment funds where quoted. The fair values of unlisted assets were derived from cash flow projections of estimated future income after taking into account the estimated recoverable value of these assets.

The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total
	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m
Unrecognised funded scheme surpluses at 1 January	(18)	(11)	(13)	–	–	–	(18)	(11)	(13)
Differences on exchange	3	(4)	3	–	–	–	3	(4)	3
Interest on unrecognised funded scheme surpluses	(2)	(2)	(1)	–	–	–	(2)	(2)	(1)
Movement in year (note 19)	(6)	(1)	–	–	–	–	(6)	(1)	–
Unrecognised funded scheme surpluses at 31 December	(23)	(18)	(11)	–	–	–	(23)	(18)	(11)

BAT Annual Report and Form 20-F 2017	141

Financial Statements

Notes on the Accounts continued

12 Retirement benefit schemes continued

The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following principal countries are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.

	2017						2016
	USA	UK	Germany	Canada	Netherlands	Switzerland	USA	UK	Germany	Canada	Netherlands	Switzerland
Rate of increase in salaries (%)	3.9	3.2	2.5	3.0	2.0	1.3	–	3.3	2.5	3.0	2.0	1.3
Rate of increase in pensions in payment (%)	2.5	3.2	1.8	Nil	1.2	Nil	–	3.3	1.8	Nil	1.1	Nil
Rate of increase in deferred pensions (%)	–	2.2	1.8	Nil	1.2	–	–	2.5	Nil	Nil	1.1	–
Discount rate (%)	3.7	2.5	1.9	3.3	2.0	0.6	–	2.6	1.7	3.7	1.9	0.6
General inflation (%)	2.5	3.2	1.8	2.0	2.0	1.0	–	3.3	1.8	2.0	2.0	1.0

	2017						2016
	USA	UK	Germany	Canada	Netherlands	Switzerland	USA	UK	Germany	Canada	Netherlands	Switzerland
Weighted average duration of liabilities (years)	11.3	16.9	13.7	11.0	17.8	13.5	–	18.2	14.0	11.2	18.3	13.4

For healthcare inflation in the US, the assumption is 7.0% (2016: n/a) and in Canada, the assumption is 5.0% (2016: 4.8%). For the remaining pension schemes, typical assumptions are that real salary increases will be from 0.5% to 4.0% (2016: 0% to 5.2%) per annum and discount rates will be from 0.5% to 10.0% (2016: 0% to 7.7%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation.

Mortality assumptions are subject to regular review. The principal schemes used the following tables:

US	2017:	RP-2017 mortality tables without collar or amounts adjusted projected with MP-2017 generational projection
	2016:	Not applicable
UK	2017:	S2PA (YOB) with the CMI (2016) improvement model with a 1.25% long-term improvement rate
	2016:	91.5% S1NA (year of birth) table with the Continuous Mortality Investigation (2013) model with a 1.75% long-term improvement rate
Germany		Heubeck tables 2005G (both years)
Canada		CPM-2014 Private Table (both years)
The Netherlands		AG Prognosetafel 2016 (both years)
Switzerland	2017:	LPP/BVG 2015 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate
	2016:	LPP/BVG 2015 Generational

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

		US		UK		Germany		Canada	Netherlands		Switzerland
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
31 December 2016
Member age 65 (current life expectancy)	–	–	23.8	26.4	19.1	23.2	21.3	23.7	20.6	24.7	22.3	24.4
Member age 45 (life expectancy at age 65)	–	–	26.5	29.2	21.8	25.7	22.4	24.7	23.1	26.9	24.2	26.3
31 December 2017
Member age 65 (current life expectancy)	20.7	22.7	22.7	24.2	19.3	23.3	21.4	23.8	20.8	24.8	21.7	23.7
Member age 45 (life expectancy at age 65)	22.3	24.2	24.3	25.5	21.9	25.8	22.5	24.8	23.3	27.0	23.5	25.5

142	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

12 Retirement benefit schemes continued

Valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2017 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	0.25 percentage point increase £m	0.25 percentage point decrease £m
Average life expectancy – increase/(decrease) of scheme liabilities	373	(373)
Rate of inflation – increase/(decrease) of scheme liabilities			191	(179)
Discount rate – (decrease)/increase of scheme liabilities			(363)	384

A one percentage point increase in healthcare inflation would increase healthcare scheme liabilities by £53 million, and a one percentage point decrease would decrease liabilities by £45 million. The income statement effect of this change in assumption is not material.

13 Deferred tax

Net deferred tax assets/(liabilities) comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m
At 1 January 2017	31	(58)	89	(392)	117	(95)	92	(216)
Differences on exchange	2	15	(6)	13	(12)	862	(22)	852
Subsidiaries acquired (note 24)	(375)	(234)	–	–	514	(28,091)	1,115	(27,071)
Credited/(charged) to the income statement	180	19	30	138	10	66	(307)	136
Credited/(charged) relating to changes in tax rates	71	84	–	–	(194)	9,935	(276)	9,620
(Charged)/credited to other comprehensive income	–	–	–	–	(171)	–	38	(133)
At 31 December 2017	(91)	(174)	113	(241)	264	(17,323)	640	(16,812)

At 1 January 2016	30	(132)	53	(255)	48	(108)	127	(237)
Differences on exchange	6	(18)	13	(41)	4	(20)	17	(39)
Subsidiaries acquired (note 24)	–	(6)	–	–	–	–	–	(6)
(Charged)/credited to the income statement	(5)	98	23	(96)	1	33	(58)	(4)
Credited to other comprehensive income	–	–	–	–	64	–	6	70
At 31 December 2016	31	(58)	89	(392)	117	(95)	92	(216)

As part of the acquisition of RAI, the Group has to account for the assets and liabilities of the Reynolds American Group of companies at fair market value at the acquisition date of 25 July 2017, as disclosed in note 24. The increase in the net asset value versus the tax bases created net deferred tax liabilities, valued within the purchase price allocation process at the prevailing Federal and State corporation tax rate at the date of the acquisition. Subsequently on 22 December 2017, the Federal corporation tax rate was changed to 21% from 1 January 2018. This revised rate has been used to revalue the net deferred tax liabilities in the United States, reducing the liability leading to a credit in the income statement of £9,620 million.

The prior year analysis table has been restated to reflect deferred tax relating to trademarks in a separate column and deferred tax on fair value losses/(gains) has been combined with other temporary differences.

The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £317 million and deferred tax liability of £17,129 million (2016: deferred tax asset of £436 million and deferred tax liability of £652 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.

Deferred tax expected to be recovered within 12 months includes deferred tax assets of £244 million (2016: £119 million) and deferred tax liabilities of £369 million (2016: £372 million).

BAT Annual Report and Form 20-F 2017	143

Financial Statements

Notes on the Accounts continued

13 Deferred tax continued

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £301 million (2016: £542 million) which have no expiry date and unused tax losses of £616 million (2016: £761 million) which will expire within the next 10 years.

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of deductible temporary differences of £nil million (2016: £534 million), which have no expiry date and £140 million (2016: £191 million), which will expire within the next 10 years.

At the balance sheet date, the Group has unused tax credits of £80 million (2016: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.

At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax was £0.7 billion (2016: £0.7 billion). No liability has been recognised in respect of this withholding tax because the Group is in a position to control the timing of these distributions and it is probable that these distributions will not be made in the foreseeable future.

14 Trade and other receivables

	2017 £m	2016 £m
Trade receivables	3,306	2,696
Loans and other receivables	1,214	1,619
Prepayments and accrued income	289	168
	4,809	4,483

Current	4,053	3,884
Non-current	756	599
	4,809	4,483

Included in loans and other receivables are £603 million of legal deposits. The Group has determined that these payments are recoverable on conclusion of ongoing appeals and the deposits have not been discounted. Legal deposits include £449 million (2016: £326 million) in respect of payments made by a Group subsidiary in relation to the Quebec Class Action, as detailed in note 28. While there is uncertainty over the timeframe of the appeal process, it is estimated that had discounting been applied the carrying value of the asset would have been reduced by approximately £21 million (2016: £20 million).

Amounts receivable from related parties including associated undertakings are shown in note 27.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2017 £m	2016 £m
Gross trade and other receivables	4,894	4,570
Allowance account	(85)	(87)
Net trade and other receivables per balance sheet	4,809	4,483
The movements in the allowance account are as follows:
	2017 £m	2016 £m
1 January	87	51
Differences on exchange	4	11
Provided in the year	16	26
Amounts reversed during the year	(22)	(1)
31 December	85	87

As at 31 December 2017, trade and other receivables of £189 million (2016: £60 million) were past their contractual payment date but not impaired. These relate to a number of external parties where there is no expectation of default. The aged analysis of these trade receivables is as follows:

	2017 £m	2016 £m
Less than three months	147	39
Between three and six months	12	11
Between six months and one year	20	7
Greater than one year	10	3

The Group holds bank guarantees, other guarantees and credit insurance in respect of some of the past due debtor balances.

144	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

14 Trade and other receivables continued

Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 1.4% (2016: 3.8%), UK sterling: 4.3% (2016: 5.4%), Euro: 1.5% (2016: 2.8%) and other currencies: 9.6% (2016: 3.8%).

There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.

15 Available-for-sale investments

	2017 £m	2016 £m
1 January	58	72
Differences on exchange	–	10
Additions	90	4
Revaluations	(27)	–
Disposals	(14)	(28)
31 December	107	58
Current	65	15
Non-current	42	43
	107	58

The classification of these investments under the IFRS 13 fair value hierarchy is given in note 23.

There is no material difference between the maturity profile of investments in the table above and the maturity profile on a gross contractual basis where the values in each year include the investments maturing in that year together with forecast interest receipts on all investments which are due for all or part of that year.

Investments are all denominated in the functional currency of the subsidiary undertaking holding the investments.

BAT Annual Report and Form 20-F 2017	145

Financial Statements

Notes on the Accounts continued

16 Derivative financial instruments

The fair values of derivatives are determined based on market data (primarily yield curves, implied volatilities and exchange rates) to calculate the present value of all estimated flows associated with each derivative at the balance sheet date. In the absence of sufficient market data, fair values would be based on the quoted market price of similar derivatives. The classification of these derivative assets and liabilities under the IFRS 13 fair value hierarchy is given in note 23.

		2017		2016
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Fair value hedges
– interest rate swaps	97	14	179	14
– cross-currency swaps	263	–	261	–
Cash flow hedges
– interest rate swaps	1	–	2	–
– cross-currency swaps	187	–	106	–
– forward foreign currency contracts	82	73	120	118
Net investment hedges
– forward foreign currency contracts	85	39	23	233
Held-for-trading*
– interest rate swaps	68	77	71	90
– cross-currency swaps	–	–	173	174
– forward foreign currency contracts	35	31	36	39
Total	818	234	971	668

Current	228	155	375	549
Non-current	590	79	596	119
	818	234	971	668

Derivatives
– in respect of net debt	640	117	809	300
– other	178	117	162	368
	818	234	971	668

*	IFRS requires derivatives which do not meet the tests for hedge accounting under IAS 39 to be classified as instruments held-for-trading with fair value change included in the income statement. These derivatives principally consist of forward foreign currency contracts which have not been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group do not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.

For cash flow hedges, the timing of expected cash flows is as follows: assets of £270 million (2016: £228 million) of which £73 million (2016: £99 million) is expected within one year and £165 million (2016: £106 million) beyond 5 years and liabilities of £73 million (2016: £118 million) of which £69 million (2016: £105 million) is expected within one year.

The Group’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings and are reflected in the currency table in note 20. Interest rate swaps have been used to manage the interest rate profile of external borrowings and are reflected in the re-pricing table in note 20.

146	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

16 Derivative financial instruments continued

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.

The maturity dates of all gross-settled derivative financial instruments are as follows:

				2017				2016
		Assets		Liabilities		Assets		Liabilities
	Inflow	Outflow	Inflow	Outflow	Inflow	Outflow	Inflow	Outflow
	£m	£m	£m	£m	£m	£m	£m	£m
Within one year
– forward foreign currency contracts	8,874	(8,702)	5,929	(6,059)	7,168	(6,943)	11,419	(12,024)
– cross-currency swaps	56	(97)	–	–	391	(534)	499	(354)
Between one and two years
– forward foreign currency contracts	339	(328)	229	(230)	1,152	(1,104)	571	(630)
– cross-currency swaps	89	(135)	–	–	37	(36)	–	–
Between two and three years
– forward foreign currency contracts	–	–	–	–	24	(22)	13	(12)
– cross-currency swaps	60	(108)	–	–	66	(69)	–	–
Between three and four years
– cross-currency swaps	1,812	(1,782)	–	–	35	(40)	–	–
Between four and five years
– cross-currency swaps	32	(62)	–	–	802	(770)	–	–
Beyond five years
– cross-currency swaps	2,623	(2,366)	–	–	1,429	(1,244)	–	–
	13,885	(13,580)	6,158	(6,289)	11,104	(10,762)	12,502	(13,020)

The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:

		2017		2016
	Assets Inflow £m	Liabilities Outflow £m	Assets Inflow £m	Liabilities Outflow £m
Within one year	44	18	102	29
Between one and two years	34	5	71	15
Between two and three years	28	6	64	14
Between three and four years	26	6	46	13
Between four and five years	12	7	26	11
Beyond five years	28	51	40	22
	172	93	349	104

BAT Annual Report and Form 20-F 2017	147

Financial Statements

Notes on the Accounts continued

17 Inventories
	2017 £m	2016 £m
Raw materials and consumables	3,027	2,230
Finished goods and work in progress	2,692	3,312
Goods purchased for resale	145	251
	5,864	5,793

Inventories pledged as security for liabilities amount to £7 million (2016: £nil million). Write-offs taken to other operating expenses in the Group income statement comprise £114 million (2016: £127 million; 2015: £73 million), including amounts relating to restructuring costs. Goods purchased for resale includes Group brands produced under third party contract manufacturing arrangements.

18 Cash and cash equivalents
	2017 £m	2016 £m
Cash and bank balances	1,967	1,628
Cash equivalents	1,324	576
	3,291	2,204

The carrying value of cash and cash equivalents approximates their fair value.

Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2017 £m	2016 £m
Functional currency	2,842	1,748
US dollar	161	195
Euro	159	159
Other currency	129	102
	3,291	2,204

In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2017 £m	2016 £m
Cash and cash equivalents as above	3,291	2,204
Less overdrafts and accrued interest	(469)	(553)
Net cash and cash equivalents	2,822	1,651

Cash and cash equivalents include restricted amounts of £160 million (2016: £157 million), principally due to exchange control regulations in certain countries.

148	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

19 Capital and reserves – reconciliation of movement in total equity

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
1 January 2017	507	3,931	413	3,331	8,182	224	8,406
Comprehensive income and expense
Profit for the year	–	–	–	37,533	37,533	171	37,704
Differences on exchange
– subsidiaries	–	–	(3,085)	–	(3,085)	(2)	(3,087)
– associates	–	–	(923)	–	(923)	–	(923)
Cash flow hedges
– net fair value losses	–	–	(263)	–	(263)	(1)	(264)
– reclassified and reported in profit for the year	–	–	109	–	109	–	109
– reclassified and reported in net assets	–	–	(16)	–	(16)	–	(16)
Available-for-sale investments
– net fair value losses in respect of subsidiaries	–	–	(27)	–	(27)	–	(27)
– net fair value gains in respect of associates net of tax	–	–	5	–	5	–	5
Net investment hedges
– net fair value gains	–	–	425	–	425	–	425
– differences on exchange on borrowings	–	–	(67)	–	(67)	(1)	(68)
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	34	–	34	–	34
Retirement benefit schemes					–		–
– net actuarial gains in respect of subsidiaries (note 12)	–	–	–	832	832	1	833
– surplus recognition and minimum funding obligations in respect of subsidiaries (note 12)	–	–	–	(5)	(5)	(1)	(6)
– actuarial gains in respect of associates net of tax (note 5)	–	–	–	25	25	–	25
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	(171)	(171)	–	(171)
Other changes in equity
Employee share options
– value of employee services	–	–	–	105	105	–	105
– proceeds from shares issued	–	5	–	–	5	–	5
Dividends and other appropriations
– ordinary shares (note 8)	–	–	–	(4,465)	(4,465)	–	(4,465)
– to non-controlling interests	–	–	–	–	–	(169)	(169)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(205)	(205)	–	(205)
Shares issued – RAI acquisition (note 24(a))	107	22,666	–	–	22,773	–	22,773
Other movements	–	–	–	3	3	–	3
31 December 2017	614	26,602	(3,395)	36,983	60,804	222	61,026

BAT Annual Report and Form 20-F 2017	149

Financial Statements

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
1 January 2016	507	3,927	(1,294)	1,754	4,894	138	5,032
Comprehensive income and expense
Profit for the year	–	–	–	4,648	4,648	191	4,839
Differences on exchange
– subsidiaries	–	–	1,218	–	1,218	52	1,270
– associates	–	–	1,425	–	1,425	–	1,425
Cash flow hedges
– net fair value gains	–	–	28	–	28	1	29
– reclassified and reported in profit for the year	–	–	38	–	38	–	38
– reclassified and reported in net assets	–	–	(12)	–	(12)	–	(12)
Available-for-sale investments
– net fair value losses in respect of associates net of tax	–	–	(10)	–	(10)	–	(10)
Net investment hedges
– net fair value losses	–	–	(837)	–	(837)	–	(837)
– differences on exchange on borrowings	–	–	(124)	–	(124)	–	(124)
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	(19)	–	(19)	–	(19)
Retirement benefit schemes
– net actuarial losses in respect of subsidiaries (note 12)	–	–	–	(231)	(231)	3	(228)
– surplus recognition and minimum funding obligations in respect of subsidiaries (note 12)	–	–	–	–	–	(1)	(1)
– actuarial gains in respect of associates net of tax (note 5)	–	–	–	20	20	–	20
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	36	36	–	36
Other changes in equity
Employee share options
– value of employee services	–	–	–	71	71	–	71
– proceeds from shares issued	–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares (note 8)	–	–	–	(2,910)	(2,910)	–	(2,910)
– to non-controlling interests	–	–	–	–	–	(156)	(156)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(64)	(64)	–	(64)
Non-controlling interests – acquisitions (note 24(c))	–	–	–	4	4	(4)	–
Other movements	–	–	–	3	3	–	3
31 December 2016	507	3,931	413	3,331	8,182	224	8,406

150	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

19 Capital and reserves – reconciliation of movement in total equity continued

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
1 January 2015	507	3,923	(498)	1,578	5,510	304	5,814
Comprehensive income and expense
Profit for the year	–	–	–	4,290	4,290	232	4,522
Differences on exchange
– subsidiaries	–	–	(953)	–	(953)	(53)	(1,006)
– associates	–	–	336	–	336	–	336
Cash flow hedges
– net fair value losses	–	–	(98)	–	(98)	(1)	(99)
– reclassified and reported in profit for the year	–	–	14	–	14	1	15
– reclassified and reported in net assets	–	–	(45)	–	(45)	–	(45)
Available-for-sale investments
– net fair value gains in respect of subsidiaries	–	–	14	–	14	–	14
– reclassified and reported in profit for the year	–	–	(10)	–	(10)	–	(10)
– net fair value gains in respect of associates net of tax	–	–	1	–	1	–	1
Net investment hedges
– net fair value losses	–	–	(118)	–	(118)	–	(118)
– differences on exchange on borrowings	–	–	42	–	42	–	42
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	21	–	21	–	21
Retirement benefit schemes
– net actuarial gains in respect of subsidiaries (note 12)	–	–	–	283	283	–	283
– actuarial gains in respect of associates net of tax (note 5)	–	–	–	3	3	–	3
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	(23)	(23)	–	(23)
Other changes in equity
Employee share options
– value of employee services	–	–	–	50	50	–	50
– proceeds from shares issued	–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares (note 8)	–	–	–	(2,770)	(2,770)	–	(2,770)
– to non-controlling interests	–	–	–	–	–	(238)	(238)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(46)	(46)	–	(46)
Non-controlling interests – acquisitions (note 24(c))	–	–	–	(1,642)	(1,642)	(107)	(1,749)
Other movements	–	–	–	31	31	–	31
31 December 2015	507	3,927	(1,294)	1,754	4,894	138	5,032

BAT Annual Report and Form 20-F 2017	151

Financial Statements

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

(a) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m
31 December 2017	87	101	26,414	26,602
31 December 2016	82	101	3,748	3,931
31 December 2015	78	101	3,748	3,927
1 January 2015	74	101	3,748	3,923

The share premium account includes the difference between the value of shares issued and their nominal value. The increase of £5 million (2016: £4 million; 2015: £4 million) relates solely to ordinary shares issued under the Company’s share option schemes.

On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity.

In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group, and the difference between the fair value of shares issued and their nominal value of £3,748 million was credited to merger reserves.

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group. Shares were issued for the acquisition and the difference between the fair value of shares issued and their nominal value of £22,666 million was credited to merger reserves.

Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,845 million (2016: £4,845 million; 2015: £4,845 million) for shares repurchased and not cancelled and £350 million (2016: £208 million; 2015 £204 million) in respect of the cost of own shares held in employee share ownership trusts.

During 2014, 23 million shares were bought back at a cost of £795 million, excluding transaction costs of £5 million. The share buy-back programme was suspended from 30 July 2014. As at 31 December 2017, treasury shares include 6,750,597 (2016: 5,137,602; 2015: 5,356,084) of shares held in trust and 162,645,590 (2016: 162,645,590; 2015: 162,645,590) of shares repurchased and not cancelled as part of the Company’s share buy-back programme.

Other movements in shareholders’ funds principally relate to the release of treasury shares as a result of the exercise of share options.

Called up share capital	Ordinary shares of 25p each Number of shares	£m
Allotted and fully paid
1 January 2017	2,027,019,508	506.75
Changes during the year
– share option schemes	213,144	0.05
– Issue of shares RAI acquisition	429,045,762	107.26

31 December 2017	2,456,278,414	614.06

Allotted and fully paid
1 January 2016	2,026,866,724	506.71
Changes during the year
– share option schemes	152,784	0.04

31 December 2016	2,027,019,508	506.75

Allotted and fully paid
1 January 2015	2,026,693,029	506.67
Changes during the year
– share option schemes	173,695	0.04

31 December 2015	2,026,866,724	506.71

(b) Information on the principal components of non-controlling interests is provided in note 29.

152	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

19 Capital and reserves – reconciliation of movement in total equity continued

Movements in other reserves and retained earnings (which are after deducting treasury shares) shown above comprise:

							Retained earnings
	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
1 January 2017	(382)	4	39	179	573	413	(5,053)	8,384
Comprehensive income and expense
Profit for the year	–	–	–	–	–	–	–	37,533
Differences on exchange
– subsidiaries	(3,085)	–	–	–	–	(3,085)	–	–
– associates	(923)	–	–	–	–	(923)	–	–
Cash flow hedges
– net fair value losses	–	(263)	–	–	–	(263)	–	–
– reclassified and reported in profit for the year	–	109	–	–	–	109	–	–
– reclassified and reported in net assets	–	(16)	–	–	–	(16)	–	–
Available-for-sale investments
– net fair value losses in respect of subsidiaries	–	–	(27)	–	–	(27)	–	–
– net fair value gains in respect of associates net of tax	–	–	5	–	–	5	–	–
Net investment hedges
– net fair value gains	425	–	–	–	–	425	–	–
– differences on exchange on borrowings	(67)	–	–	–	–	(67)	–	–
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	34	–	–	–	34	–	–
Retirement benefit schemes
– net actuarial gains in respect of subsidiaries (note 12)	–	–	–	–	–	–	–	832
– surplus recognition and minimum funding obligations respect of subsidiaries (note 5)	–	–	–	–	–	–	–	(5)
– actuarial gains in respect of associates net of tax (note 5)	–	–	–	–	–	–	–	25
Tax on items recognised directly in other
comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	(171)
Other changes in equity
Employee share options
– value of employee services	–	–	–	–	–	–	–	105
Dividends and other appropriations
– ordinary shares (note 8)	–	–	–	–	–	–	–	(4,465)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	–	–	–	(205)	–
Other movements	–	–	–	–	–	–	63	(60)
31 December 2017	(4,032)	(132)	17	179	573	(3,395)	(5,195)	42,178

BAT Annual Report and Form 20-F 2017	153

Financial Statements

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

							Retained earnings
	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
1 January 2016	(2,062)	(33)	49	179	573	(1,294)	(5,049)	6,803
Comprehensive income and expense
Profit for the year	–	–	–	–	–	–	–	4,648
Differences on exchange
– subsidiaries	1,218	–	–	–	–	1,218	–	–
– associates	1,425	–	–	–	–	1,425	–	–
Cash flow hedges
– net fair value gains	–	28	–	–	–	28	–	–
– reclassified and reported in profit for the year	–	38	–	–	–	38	–	–
– reclassified and reported in net assets	–	(12)	–	–	–	(12)	–	–
Available-for-sale investments
– net fair value losses in respect of associates net of tax	–	–	(10)	–	–	(10)	–	–
Net investment hedges
– net fair value losses	(837)	–	–	–	–	(837)	–	–
– differences on exchange on borrowings	(124)	–	–	–	–	(124)	–	–
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	(2)	(17)	–	–	–	(19)	–	–
Retirement benefit schemes
– net actuarial losses in respect of subsidiaries (note 12)	–	–	–	–	–	–	–	(231)
– actuarial gains in respect of associates net of tax (note 5)	–	–	–	–	–	–	–	20
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	36
Other changes in equity
Employee share options
– value of employee services	–	–	–	–	–	–	–	71
Dividends and other appropriations
– ordinary shares (note 8)	–	–	–	–	–	–	–	(2,910)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	–	–	–	(64)	–
Non-controlling interests – acquisitions (note 24(c))	–	–	–	–	–	–	–	4
Other movements	–	–	–	–	–	–	60	(57)
31 December 2016	(382)	4	39	179	573	413	(5,053)	8,384

154	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

19 Capital and reserves – reconciliation of movement in total equity continued

							Retained earnings
	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
1 January 2015	(1,369)	75	44	179	573	(498)	(5,073)	6,651
Comprehensive income and expense
Profit for the year	–	–	–	–	–	–	–	4,290
Differences on exchange
– subsidiaries	(953)	–	–	–	–	(953)	–	–
– associates	336	–	–	–	–	336	–	–
Cash flow hedges
– net fair value losses	–	(98)	–	–	–	(98)	–	–
– reclassified and reported in profit for the year	–	14	–	–	–	14	–	–
– reclassified and reported in net assets	–	(45)	–	–	–	(45)	–	–
Available-for-sale investments
– net fair value gains in respect of subsidiaries	–	–	14	–	–	14	–	–
– reclassified and reported in profit for the year	–	–	(10)	–	–	(10)	–	–
– net fair values gains in respect of associates net of tax	–	–	1	–	–	1	–	–
Net investment hedges
– net fair value losses	(118)	–	–	–	–	(118)	–	–
– differences on exchange on borrowings	42	–	–	–	–	42	–	–
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss	–	21	–	–	–	21	–	–
Retirement benefit schemes
– net actuarial losses in respect of subsidiaries (note 12)	–	–	–	–	–	–	–	283
– actuarial losses in respect of associates net of tax (note 5)	–	–	–	–	–	–	–	3
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss	–	–	–	–	–	–	–	(23)
Other changes in equity
Employee share options
– value of employee services	–	–	–	–	–	–	–	50
Dividends and other appropriations
– ordinary shares (note 8)	–	–	–	–	–	–	–	(2,770)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	–	–	–	(46)	–
Non-controlling interests – acquisitions (note 24(c))	–	–	–	–	–	–	–	(1,642)
Other movements	–	–	–	–	–	–	70	(39)
31 December 2015	(2,062)	(33)	49	179	573	(1,294)	(5,049)	6,803

BAT Annual Report and Form 20-F 2017	155

Financial Statements

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

The translation reserve is explained in the accounting policy on foreign currencies in note 1. The hedging reserve and the available-for-sale reserve are explained in the accounting policy on financial instruments in note 1. The revaluation reserve relates to the acquisition of the cigarette and snus business of ST in 2008.

Of the amounts released from the hedging reserve during the year, a gain of £52 million (2016: £142 million loss; 2015: £50 million loss) and a loss of £27 million (2016: £2 million loss; 2015: £22 million gain) were reported within revenue and raw materials and consumables respectively, together with a gain of £4 million (2016: £6 million loss; 2015: £8 million loss) reported in other operating expenses, £nil million (2016: £9 million gain; 2015: £nil million) reported in other operating income and a gain of £80 million (2016: £93 million gain; 2015: £18 million gain) reported within net finance costs.

In 2017, included within the £923 million of differences on exchange in respect of associates is debit of £545 million in respect of foreign exchange recycled from reserves as a result of the divestment of the RAI associate. This has been reported in the Group’s share of post-tax results of associates and joint ventures.

Other reserves comprise:

(a) £483 million which arose in 1998 from merger accounting in a Scheme of Arrangement and Reconstruction whereby British American Tobacco p.l.c. acquired the entire share capital of B.A.T Industries p.l.c. and the share capital of that company’s principal financial services subsidiaries was distributed, so effectively demerging them; and

(b) In the Rothmans transaction, convertible redeemable preference shares were issued as part of the consideration. The discount on these shares was amortised by crediting other reserves and charging retained earnings. The £90 million balance in other reserves comprises the accumulated balance in respect of the preference shares converted during 2004.

The tax attributable to components of other comprehensive income is as follows:

	2017 £m	2016 £m	2015 £m
Translation reserve
Net investment hedges
– net fair value gains/(losses)	–	(2)	–
	–	(2)	–
Hedging reserve
Cash flow hedges
– net fair value losses/(gains)	34	(11)	38
– reclassified and reported in profit for the year	–	(6)	(17)
	34	(17)	21
Retained earnings
– actuarial (gains)/losses in respect of subsidiaries	(171)	36	(23)
	(171)	36	(23)
Owners of the parent	(137)	17	(2)
Non-controlling interests	–	–	–
Total tax recognised in other comprehensive income for the year (note 6(f))	(137)	17	(2)

156	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

20 Borrowings

	Currency	Maturity dates	Interest rates	2017 £m	2016 £m
Eurobonds	Euro	2019 to 2045	0.4% to 4.9%	8,585	7,704
	Euro	2018 to 2021	3m EURIBOR +50bps	1,326	341
	UK sterling	2019 to 2055	1.8% to 7.3%	4,680	4,241
	US dollar	2019	1.6%	482	527
	Swiss franc	2021 to 2026	0.6% to 1.4%	498	526
Bonds issued pursuant to Rules under the US Securities Act (as amended)	US dollar	2018 to 2047	1.9% to 8.1%	25,545	4,472
			USD 3m LIBOR +
	US dollar	2018 to 2022	51bps to 88bps	1,665	405
Bonds and notes				42,781	18,216
Commercial paper				1,200	254
Other loans				4,466	110
Bank loans				512	336
Bank overdrafts				469	553
Finance leases				22	26
				49,450	19,495

The interest on the commercial paper referred to in the table above is based on USD LIBOR plus a margin ranging between 19 and 38 basis points and EURIBOR plus a margin ranging between 10 and 24 basis points (2016: USD LIBOR plus a margin ranging between 22 and 77 basis points and EURIBOR plus a margin ranging between 20 and 29 basis points).

Current borrowings per the balance sheet include interest payable of £445 million at 31 December 2017 (2016: £229 million). Included within borrowings are £6,690 million (2016: £7,157 million) of borrowings subject to fair value hedges where their amortised cost has been increased by £208 million (2016: £295 million) in the table above.

The fair value of borrowings is estimated to be £50,449 million (2016: £20,592 million). £43,780 million (2016: £19,126 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy. £6,669 million (2016: £1,466 million) has been calculated based on discounted cash flow analysis and is within level 2 of the fair value hierarchy.

The amounts secured on Group assets as at 31 December 2017 is £159 million (2016: £26 million), including finance leases of £20 million (2016: £26 million) and amounts secured on certain inventory of the Group (see note 17).

Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2017 £m	2016 £m	2017 £m	2016 £m
Within one year	5,423	3,007	6,381	3,587
Between one and two years	2,344	1,391	3,609	1,870
Between two and three years	7,011	1,756	8,141	2,220
Between three and four years	2,913	1,577	4,034	1,961
Between four and five years	6,857	1,925	7,836	2,292
Beyond five years	24,902	9,839	34,842	12,560
	49,450	19,495	64,843	24,490

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

BAT Annual Report and Form 20-F 2017	157

Financial Statements

Notes on the Accounts continued

20 Borrowings continued

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	US dollar £m	UK sterling £m	Euro £m	Canadian dollar £m	Other currencies £m	Total £m
31 December 2017
Total borrowings	32,580	4,789	450	10,837	–	794	49,450
Effect of derivative financial instruments
– cross-currency swaps	3,903	16	(450)	(3,613)	–	(243)	(387)
– forward foreign currency contracts	(1,142)	922	–	(388)	215	388	(5)
	35,341	5,727	–	6,836	215	939	49,058
31 December 2016
Total borrowings	5,088	5,524	–	8,066	–	817	19,495
Effect of derivative financial instruments
– cross-currency swaps	1,866	18	–	(1,895)	–	(255)	(266)
– forward foreign currency contracts	(770)	524	–	(547)	220	497	(76)
	6,184	6,066	–	5,624	220	1,059	19,153
The exposure to interest rate changes when borrowings are re-priced is as follows:
	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m
31 December 2017
Total borrowings	12,516	2,325	4,321	1,941	4,332	24,015	49,450
Effect of derivative financial instruments
– interest rate swaps	2,995	–	(554)	(533)	(222)	(1,686)	–
– cross-currency swaps	1,287	(17)	–	(775)	–	(882)	(387)
	16,798	2,308	3,767	633	4,110	21,447	49,063
31 December 2016
Total borrowings	3,753	624	1,756	1,576	1,925	9,861	19,495
Effect of derivative financial instruments
– interest rate swaps	2,241	(202)	(250)	(1,119)	(755)	85	–
– cross-currency swaps	1,884	–	–	(17)	–	(2,133)	(266)
	7,878	422	1,506	440	1,170	7,813	19,229

Finance lease liabilities per the balance sheet and on a contractual gross maturity basis are payable as follows:

Finance lease liabilities per the balance sheet and on a contractual gross maturity basis with £10 million (2016: £10 million) repayable within one year and £12 million (2016: £16 million) repayable between one and five years. There is no material difference between the repayable principal and the total gross cash flows shown above.

The Group’s undrawn committed borrowing facilities (see note 23) total £5,400 million (2016: £3,212 million) with £2,400 million (2016: £nil) maturing within one year and with £3,000 million expiring between three and four years (2016: £3,000 million expiring between four and five years).

158	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

20 Borrowings continued

The Group defines net debt as follows:

	2017 £m	2016 £m
Borrowings*	49,450	19,495
Derivatives in respect of net debt:
– assets (note 16)	(640)	(809)
– liabilities (note 16)	117	300
Cash and cash equivalents (note 18)	(3,291)	(2,204)
Current available-for-sale investments (note 15)	(65)	(15)
	45,571	16,767

*	Borrowings as at 31 December 2017 include £947 million in respect of the purchase price adjustments relating to the acquisition of Reynolds.

The movements in net debt are presented below:

					2017 £m
	Opening balance	Subsidiaries acquired	Cash flow	Foreign exchange, accrued interest and other	Closing balance
Borrowings	19,495	11,203	20,024	(1,272)	49,450
Derivatives in respect of net debt:
– assets (note 16)	(809)	–	106	63	(640)
– liabilities (note 16)	300	–	(380)	197	117
Cash and cash equivalents (note 18)	(2,204)	(1,288)	57	144	(3,291)
Current available-for-sale investments (note 15)	(15)	–	(44)	(6)	(65)
	16,767	9,915	19,763	(874)	45,571

				2016 £m
	Opening balance	Cash flow	Foreign exchange, accrued interest and other	Closing balance
Borrowings	17,001	(252)	2,746	19,495
Derivatives in respect of net debt:
– assets (note 16)	(373)	258	(694)	(809)
– liabilities (note 16)	164	(22)	158	300
Cash and cash equivalents (note 18)	(1,963)	157	(398)	(2,204)
Current available-for-sale investments (note 15)	(35)	22	(2)	(15)
	14,794	163	1,810	16,767

BAT Annual Report and Form 20-F 2017	159

Financial Statements

Notes on the Accounts continued

21 Provisions for liabilities

	Restructuring of existing businesses £m	Employee related benefits £m	Fox River £m	Other provisions £m	Total £m
1 January 2017	190	40	163	400	793
Differences on exchange	4	(3)	–	(22)	(21)
Subsidiaries acquired	–	–	–	42	42
Provided in respect of the year	172	15	–	95	282
Utilised during the year	(208)	(12)	(25)	(98)	(343)
31 December 2017	158	40	138	417	753

Analysed on the balance sheet as
– current	87	24	22	266	399
– non-current	71	16	116	151	354
	158	40	138	417	753

	Restructuring of existing businesses £m	Employee related benefits £m	Fox River £m	Other provisions £m	Total £m
1 January 2016	89	38	160	282	569
Differences on exchange	15	8	–	46	69
Provided in respect of the year	120	14	20	150	304
Utilised during the year	(34)	(20)	(17)	(78)	(149)
31 December 2016	190	40	163	400	793

Analysed on the balance sheet as
– current	86	27	19	275	407
– non-current	104	13	144	125	386
	190	40	163	400	793

The restructuring provisions relate to the restructuring and integration costs incurred and reported as adjusting items in the income statement. The principal restructuring activities in 2017 and 2016 are as described in note 3(e). While some elements of the non-current provisions of £71 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 35% will unwind within five years.

Employee related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, and ‘jubilee’ payments due after a certain service period. It is estimated that approximately 22% of the non-current provisions of £16 million will unwind within five years.

A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 28. This agreement led to payments of £18 million in 2017 (2016: £6 million). In addition, the Group incurred legal costs of £7 million (2016: £11 million), which were also charged against the provision. In light of the conclusion of the funding agreement, the sums that the Group agreed to pay thereunder, as well as the available information in relation to the extent of the clean-up related costs, the Group reviewed the Fox River provision and increased the provision by £20 million in 2016 owing to the significant devaluation of the GBP against the USD. It is expected that the non-current provision will unwind within five years.

On 10 February 2017, a decision was delivered on the further hearing related to a payment of dividends by Windward to Sequana in May 2009. Further details are provided in note 28.

Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories, such as sales returns and onerous contracts, together with amounts in respect of supplier, excise and other disputes. The nature of the amounts provided in respect of disputes is such that the extent and timing of cash flows are difficult to estimate and the ultimate liability may vary from the amounts provided.

Amounts provided above are shown net of reversals of unused provisions which include reversals of £7 million (2016: £41 million) for restructuring of existing businesses, £5 million (2016: £2 million) for employee benefits and £49 million (2016: £61 million) for other provisions.

160	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

22 Trade and other payables

	2017 £m	2016 £m
Trade payables	2,298	1,281
Duty, excise and other taxes	3,577	4,573
Accrued charges and deferred income	1,746	1,140
FII GLO deferred income (note 6(b))	963	963
Social security and other taxation	50	21
Sundry payables	1,271	397
	9,905	8,375

Current	8,847	7,335
Non-current	1,058	1,040
	9,905	8,375

Accrued charges and deferred income include £8 million of deferred income (2016: £19 million) and £16 million (2016: £8 million) in respect of interest payable. FII GLO deferred income of £963 million relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (see note 6(b)). Amounts payable to related parties including associated undertakings are shown in note 27.

There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.

Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 5% in other currencies (2016: less than 5%).

23 Financial instruments and risk management

Management of financial risks

One of the principal responsibilities of Treasury is to manage the financial risks arising from the Group’s underlying operations. Specifically Treasury manages, within an overall policy framework set by the Group’s Main Board and Corporate Finance Committee (CFC), the Group’s exposure to funding and liquidity, interest rate, foreign exchange and counterparty risks. The Group’s treasury position is monitored by the CFC which meets regularly throughout the year and is chaired by the Group Finance Director. The approach is one of risk reduction within an overall framework of delivering total shareholder return.

The Group defines capital as net debt (see note 20) and equity (see note 19). The only externally imposed capital requirement for the Group is interest cover as described under interest rate risk below. The Group assesses its financial capacity by reference to cash flow, net debt and interest cover. Group policies include a set of financing principles and key performance indicators including the monitoring of credit ratings, interest cover and liquidity. These provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2017 is 3.3% (2016: 3.1%).

The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:

Liquidity risk

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and financial risks arising from underlying operations. All of these activities are carried out under defined policies, procedures and limits. The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a rolling 12-month period. As at 31 December 2017, the average centrally managed debt maturity was 9.2 years (2016: 8.2 years) and the peak maturity of centrally managed debt maturing in a rolling 12-month period was 13.2% (2016: 18.1%).

In March and April 2017, the Group arranged short term bilateral facilities with core relationship banks for a total amount of approximately £1.6 billion. These facilities provided an alternative source of cost-effective short-term funding for the Group and all matured prior to year-end 2017. In June 2017, the Group repaid US$600 million and €1.25 billion bonds at maturity and in August 2017, the Group paid on maturity a US$500 million bond.

In July 2017, following the shareholder approvals of acquisition of RAI, the Group utilised its US$25 billion acquisition facility provided by a syndicate of relationship banks, comprising US$15 billion and US$5 billion bridge facilities with one and two year maturities respectively. In addition, the acquisition facility included two US$2.5 billion term loans with maturity in 2020 and 2022 respectively. In August 2017, the bridge facilities were refinanced in the US and European capital markets.

Eight USD denominated bonds were issued pursuant to Rule 144A with registration rights totalling US$17.25 billion. The issue comprised of two bonds totalling US$3.25 billion maturing in August 2020, two bonds totalling US$3 billion maturing in August 2022, one US$2.5 billion maturing in August 2024, one US$3.5 billion bond maturing in August 2027, one US$2.5 billion bond maturing in August 2037 and one US$2.5 billion bond maturing in August 2047.

Four series of bonds were issued pursuant to the EMTN programme and comprised of a £450 million bond maturing in August 2025 and three euro denominated bonds totalling €3.1 billion, comprising of a €1.1 billion bond maturing in August 2021, a €750 million bond maturing in November 2023 and a €1.25 billion bond maturing in January 2030.

BAT Annual Report and Form 20-F 2017	161

Financial Statements

Notes on the Accounts continued

23	Financial instruments and risk management continued

Liquidity risk continued

Additionally, the Group replaced its existing £3 billion revolving credit facility maturing in 2021 with a new two-tranche £6 billion revolving credit facility. This consists of a 364-day revolving credit facility of £3 billion (with a one-year extension and a one-year term out option), and a £3 billion revolving credit facility maturing in 2021. At 31 December 2017, £600 million was drawn down (2016: £nil million).

The Group has also increased the EMTN programme from £15 billion to £25 billion and increased its US and European commercial paper programmes from US$3 billion to US$4 billion and from £1 billion to £3 billion, respectively, to accommodate the liquidity needs of the enlarged Group.

It is Group policy that sources of short-term funds (including issuance under the Group’s commercial paper programmes) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c. At 31 December 2017, £1,200 million commercial paper was outstanding (2016: £254 million).

The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to mobilise cash efficiently within the Group. The key objectives of Treasury in respect of cash and cash equivalents are to protect their principal value, to concentrate cash at the centre to minimise the required long-term debt issuance and to optimise the yield earned. The amount of debt issued by the Group is determined by forecasting the net debt requirement after the mobilisation of cash.

The Group continues to target a solid investment-grade credit rating. In October 2016, following the proposed offer to acquire the remaining 57.8% of Reynolds American Inc. not already own by the Group, Moody’s placed the rating (A3) under review for downgrade. S&P also placed the credit rating (A-) on Credit Watch with negative implications. Following announcement of an agreement in January 2017, Moody’s and S&P revised the Group’s rating to Baa2 and BBB+ with stable outlook respectively. The Group intends to follow disciplined deleveraging post completion of the transaction and is seeking to recover to Baa1/BBB+ in the medium term. The Group is confident of its continued ability to successfully access the debt capital markets.

As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2017, cash and cash equivalents include £668 million invested in money market funds (2016: £193 million).

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies. All contractual borrowing covenants have been met and none of them is expected to inhibit the Group’s operations or funding plans.

Currency risk

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian rouble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian Rupees. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2017, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 62% US dollar (2016: 31%), 14% euro (2016: 29%), 0% Canadian dollar (2016: 1%), 20% sterling (2016: 28%), and 4% other currencies (2016: 11%).

The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries and associates and joint arrangements; these exposures are not normally hedged. Exposures also arise from:

(i) foreign currency denominated trading transactions undertaken by subsidiaries. These exposures comprise committed and highly probable forecast sales and purchases, which are offset wherever possible. The remaining exposures are hedged within the Treasury policies and procedures with forward foreign exchange contracts and options, which are designated as hedges of the foreign exchange risk of the identified future transactions; and

(ii) forecast dividend flows from subsidiaries to the centre. To ensure cash flow certainty, the Group enters into forward foreign exchange contracts which are designated as net investment hedges of the foreign exchange risk arising from the investments in these subsidiaries.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of exchange rates in respect of non-functional currency financial assets and liabilities held across the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. Financial assets and liabilities held in the functional currency of the Group’s subsidiaries, as well as non-financial assets and liabilities and translation risk, are not included in the analysis. The Group considers a 10% strengthening or weakening of the functional currency against the non-functional currency of its subsidiaries as a reasonably possible change. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £14 million lower (2016: £2 million higher; 2015: £3 million lower) and items recognised directly in other comprehensive income being £148 million higher (2016: £413 million higher; 2015: £326 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £4 million higher (2016: £4 million lower; 2015: £2 million higher) and items recognised directly in other comprehensive income being £148 million lower (2016: £505 million lower; 2015: £398 million lower).

The exchange sensitivities on items recognised directly in other comprehensive income relate to hedging of certain net asset currency positions in the Group, as well as on cash flow hedges in respect of future transactions, but does not include sensitivities in respect of exchange on non-financial assets or liabilities.

162	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

23	Financial instruments and risk management continued

Interest rate risk

The objectives of the Group’s interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group and to safeguard against any possible breach of its financial covenants. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.

The Group targets an interest cover ratio, as calculated under its key central banking facilities, of greater than 5 and for 2017 it is 7.8 times (2016: 12.2 times; 2015: 11.6 times). The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of at least 4.5 times.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term); market conditions and the strategy are reviewed by the Corporate Finance Committee on a regular basis. At 31 December 2017, the relevant ratios of floating to fixed rate borrowings were 25:75 (2016: 26:74) on a gross basis and 19:81 (2016: 15:85) on a net basis. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps, to vary the fixed and floating mix. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of interest rates in respect of financial assets and liabilities of the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. For the purposes of this sensitivity analysis, financial assets and liabilities with fixed interest rates are not included. The Group considers a 100 basis point change in interest rates a reasonably possible change except where rates are less than 100 basis points. In these instances it is assumed that the interest rates increase by 100 basis points and decrease to zero for the purpose of performing the sensitivity analysis. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 100 basis point increase in interest rates would result in pre-tax profit being £108 million lower (2016: £37 million lower; 2015: £65 million lower). A 100 basis point decrease in interest rates, or less, where applicable, would result in pre-tax profit being £77 million higher (2016: £16 million higher; 2015: £40 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.

Credit risk

The Group has no significant concentrations of customer credit risk. Subsidiaries have policies in place requiring appropriate credit checks on potential customers before sales commence. The process for monitoring and managing credit risk once sales to customers have been made varies depending on local practice in the countries concerned.

Certain territories have bank guarantees, other guarantees or credit insurance provided in the Group’s favour in respect of Group trade receivables, the issuance and terms of which are dependent on local practices in the countries concerned. All derivatives are subject to ISDA agreements or equivalent documentation.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount and duration of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly.

The Group ensures that it has sufficient counterparty credit capacity of requisite quality to undertake all anticipated transactions throughout its geographic footprint, while at the same time ensuring that there is no geographic concentration in the location of counterparties.

With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. In 2014, the Group entered into a guarantee arrangement in respect of the borrowings of the non-controlling interest in relation to the capital injection made to the Group’s Algerian business. The maximum exposure under the arrangement would be £3 million (2016: £4 million). In addition, the Group has entered into short term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £96 million (2016: £105 million). In 2017, the Group entered into a guarantee arrangement to support a short term credit facility with a distributor. The maximum exposure under the arrangement would be £116 million.

Price risk

The Group is exposed to equity price risk on equity investments held by the Group, which are included in available-for-sale investments on the consolidated balance sheet, but the quantum of such is not material.

Hedge accounting

In order to qualify for hedge accounting, the Group is required to document prospectively the relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is repeated periodically to ensure that the hedge has remained, and is expected to remain highly effective.

Fair value estimation

The fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, are assumed to approximate their book values. For other financial instruments which are measured at fair value in the balance sheet, the basis for fair values is described below.

BAT Annual Report and Form 20-F 2017	163

Financial Statements

Notes on the Accounts continued

23 Financial instruments and risk management continued

Fair value hierarchy

The following table presents the Group’s financial assets and liabilities that are measured at fair value in accordance with IFRS 13 classification hierarchy:

				2017				2016
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets at fair value
Available-for-sale investments (note 15)	91	–	16	107	15	–	43	58
Derivatives relating to
– interest rate swaps (note 16)	–	166	–	166	–	252	–	252
– cross-currency swaps (note 16)	–	450	–	450	–	540	–	540
– forward foreign currency contracts (note 16)	–	202	–	202	–	179	–	179
Assets at fair value	91	818	16	925	15	971	43	1,029
Liabilities at fair value
Derivatives relating to
– interest rate swaps (note 16)	–	91	–	91	–	104	–	104
– cross-currency swaps (note 16)	–	–	–	–	–	174	–	174
– forward foreign currency contracts (note 16)	–	143	–	143	–	390	–	390
Liabilities at fair value	–	234	–	234	–	668	–	668

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

Netting arrangements of derivative financial instruments

The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

			2017			2016
	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m
Financial Assets
– Derivative Financial Instruments (note 16)	818	(211)	607	971	(502)	469
Financial Liabilities
– Derivative Financial Instruments (note 16)	(234)	211	(23)	(668)	502	(166)
	584	–	584	303	–	303

*	No financial instruments have been offset in the Group balance sheet.

The Group is subject to master netting arrangements in force with financial counterparties with whom the Group trades derivatives.

The master netting arrangements determine the proceedings should either party default on their obligations. In case of any event of default: the non-defaulting party will calculate the sum of the replacement cost of outstanding transactions and amounts owed to it by the defaulting party. If that sum exceeds the amounts owed to the defaulting party, the defaulting party will pay the balance to the non-defaulting party. If the sum is less than the amounts owed to the defaulting party, the non-defaulting party will pay the balance to the defaulting party.

164	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

24 Business combinations, disposals and other changes in the Group

(a) Reynolds American Inc. (“RAI”)

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of Reynolds American Inc. not already owned by the Group for a consideration of £41.8 billion. RAI ceased to be reported as an associate and has been consolidated as a wholly owned subsidiary from the acquisition date. RAI shareholders received, for each share of RAI common stock, US$29.44 in cash, without interest, and 0.5260 BAT ordinary shares represented by BAT ADSs listed on the New York Stock Exchange.

Management anticipate that the acquisition of RAI and subsequent integration into the enlarged Group creates a stronger, truly global tobacco and Next Generation Products (“NGP”) entity benefiting from utilising the best talent from both organisations to deliver sustained long-term profit growth and returns. The enlarged Group will have a balanced presence in high growth emerging markets and high profitability developed markets, combined with direct access to the attractive US market, and a portfolio of strong, growing global brands, bringing together ownership of Newport, Kent and Pall Mall.

In accordance with IFRS 3, the step-acquisition of RAI has been accounted for as if the Group has contributed its previously held equity interest in RAI at fair value as part of the consideration for acquiring 100% of the net assets of RAI. The difference between the fair value and the carrying value of the previously held equity interest has been recognised as a gain in the income statement.

The goodwill of £34,280 million on the acquisition of RAI, stated at the exchange rates ruling at the date of the transaction, arises as follows:

Fair value £m
Intangible assets	75,482
Property, plant and equipment	1,039
Deferred tax assets	293
Trade and other receivables	145
Inventories	1,751
Income tax asset	200
Cash and cash equivalents	1,285
Borrowings	(11,197)
Retirement benefit liabilities	(1,339)
Deferred tax liabilities	(27,358)
Other provisions for liabilities and charges	(42)
Trade and other payables	(2,516)
Income tax liability	(108)
Net identifiable assets acquired	37,635
Goodwill	34,280
Total	71,915
Consideration paid to Reynolds shareholders (57.8%)	41,770
Value attributable to BAT shareholding (42.2%)	30,145
Total	71,915

The goodwill of £34,280 million on the acquisition of the business represents a strategic premium to enter the United States market as well as synergies and cost savings that are anticipated to be realised post-acquisition. Included in the fair value of consideration paid to RAI shareholders is £22,828 million of non-cash consideration of which £22,773 million arises from the issue of BAT ordinary shares (note 19).

Acquisition related costs of £130 million (2016: £11 million) have been expensed as part of other operating expenses within restructuring and integration costs (note 3(e)). In addition, the Group incurred £153 million of financing costs related to the acquisition (note 4(b)), and the Group’s share of costs net of tax incurred by Reynolds American as an associate was £33 million (note 5(a)).

In the period from 25 July 2017 to 31 December 2017, the acquired business contributed revenue of £4,211 million and a profit from operations of £1,448 million. If the acquisition had occurred on 1 January 2017, before accounting for anticipated synergies and restructuring benefits, it is currently estimated that Group revenue would have been £25,749 million and Group profit from operations would have been £8,576 million for the 12 months to 31 December 2017. These amounts have been estimated based on RAI’s US GAAP results for the period prior to acquisition, adjusted to reflect changes arising from differences in accounting policies and accounting bases, following the procedures outlined in note 2, and are after charging £243 million for amortisation of acquired intangibles, £465 million in respect of the release of fair value uplifts on inventory and £125 million in respect of restructuring and integration costs.

BAT Annual Report and Form 20-F 2017	165

Financial Statements

Notes on the Accounts continued

24	Business combinations, disposals and other changes in the Group continued

(b) Other acquisitions and changes in the Group

During 2017, 2016 and 2015, the Group acquired certain businesses and other tobacco assets as noted below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.

On 4 January 2017, the Group completed the acquisition of 100% of Winnington Holding AB, a Swedish manufacturer of “white” snus, for a purchase price of £31 million, of which £8 million is contingent on post-acquisition targets being met. Goodwill of £8 million and brands and similar intangibles of £28 million were recognised.

On 5 April 2017, the Group acquired the business and certain assets of Must Have Limited (trading as ViP Electronic Cigarette (“ViP”)), a company in administration. ViP is one the largest e-cigarette retailers in the UK with a large point of sale network. The assets acquired, including goodwill of £1 million, intellectual property and other intangibles of £9 million, and other assets, were purchased for a total consideration of £12 million.

On 5 May 2017, the Group acquired certain tobacco assets, including a distribution company, Express Logistic and Distribution EOOD, from Bulgartabac Holding AD in Bulgaria. The assets acquired, including provisional goodwill of £22 million, brands and other intangibles of £95 million, and other assets, were purchased for a total consideration of £110 million, of which £28 million is contingent upon future performance in the market.

On 1 August 2017, the Group acquired certain tobacco assets, including a distribution company, Tobacco Press d.o.o. Mostar, from Fabrika Duhana Sarajevo d.d. in Bosnia-Herzegovina. The assets acquired, including goodwill of £2 million, brands and other intangibles of £39 million, and other assets, were purchased for a total consideration of £39 million.

On 20 April 2016, the Group completed the acquisition of 100% of Ten Motives Limited and 10 Motives Limited, a UK based e-cigarette business. The fair value of consideration payable was £56 million, of which £6 million is contingent on post-acquisition targets being met. The fair values and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £33 million. Goodwill of £21 million arising on this transaction represents a strategic premium to increase the Group’s share of the UK non-tobacco market.

On 30 May 2015, the Group signed an agreement to acquire TDR and other tobacco and retail assets from Adris Grupa d.d. for a total enterprise value of €550 million. The transaction was completed on 30 September 2015. Part of the consideration is contingent upon certain targets being met post-acquisition, and £5 million of this was paid in January 2017. At the end of 2015, part of the transaction was still subject to final agreement of adjustments for certain liabilities. This was concluded during 2016 with an adjustment of £12 million to net assets acquired and a corresponding reduction to goodwill.

On 22 September 2015, the Group announced the agreement to acquire 100% of the CHIC Group from private shareholders and the transaction concluded on 30 December 2015. The fair value of the consideration payable was £82 million, of which £30 million is contingent on achievement of certain post-acquisition targets. £6 million of this was paid during 2016 and £13 million during 2017. The fair value and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £45 million and the recognition of a deferred tax liability of £8 million. Goodwill of £40 million arising on this transaction represents a strategic premium to enter the non-tobacco market.

In addition, on 17 November 2015, the Group acquired 100% of Blue Nile Cigarette Company Limited from a private shareholder. The fair value of the consideration payable was £45 million of which £8 million is contingent on achievement of certain post-acquisition targets. Subsequent payments in respect of this was £1 million in 2016 and £5 million in 2017. The fair value and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £34 million. Goodwill of £7 million arising on this transaction represents a strategic premium to enter this market and acquire a manufacturing base in Sudan.

(c) Non-controlling interests

IPRESS d.o.o.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o. (see note 27).

Souza Cruz S.A.

On 16 October 2015, the Group announced that it had concluded the auction related to its public tender offer in Brazil to acquire up to all of the 24.7% of Souza Cruz shares not currently owned by the Group and to delist the company. As at 31 December 2015 the Group owned 99.1% of Souza Cruz. The cost of acquiring these shares up to end of December 2015 was £1,660 million. The compulsory acquisition of the remaining minority shares was approved on 5 February 2016, with Souza Cruz becoming a wholly-owned subsidiary as at that date. The cost of acquiring the remaining shares was £70 million.

BAT Chile Operaciones S.A.

During 2015, the Group acquired a further 0.2% interest in BAT Chile Operaciones S.A. at a cost of £1 million. This increased the Group’s shareholding to 99%. A further 0.01% interest was acquired during 2017.

BAT Central America S.A.

During 2015, the Group acquired a further 9% interest in BAT Central America S.A. at a cost of £16 million. This increased the Group’s shareholding to approximately 88%. This transaction is shown as a £14 million reduction to reserves attributable to the owners of the parent and a £2 million reduction in reserves attributable to non-controlling interests in note 19.

(d) Associates and joint ventures

Reynolds American Inc. (“RAI”)

On 12 June 2015 the Group invested US$4.7 billion (£3.0 billion) of cash into RAI to maintain its 42% equity position in the enlarged business, as part of RAI’s acquisition of Lorillard, Inc.

(e) Other acquisitions

Twisp Proprietary Limited

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Propriety Limited, a South African e-cigarette / nicotine vapour company. Completion of the proposed acquisition is conditional upon South African anti-trust approval and other conditions, and is expected to complete by mid-2018.

166	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

25 Share-based payments

The Group operates a number of share-based payment arrangements of which the two principal ones are:

Long-Term Incentive Plan (LTIP)

Nil-cost options exercisable after three years from date of grant with a contractual life of ten years. Payout is subject to performance conditions based on earnings per share (40% of grant (2016: 40%; 2015: 50%)), operating cash flow (20% of grant (2016: 20%; 2015: 0%)), total shareholder return (20% of grant (2016: 20%; 2015: 25%)) and net turnover (20% of grant (2016: 20%; 2015: 25%)). Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled LTIPs were granted in March of 2017 (2016: May; 2015: March).

Following the acquisition of RAI on 25 July 2017, underlying RAI shares for LTIPs were replaced with B.A.T American Depositary Shares “ADS”. LTIP for ADSs are measured against the performance conditions of RAI at the maximum of 150% at the vesting date. Equity settled LTIPs were granted by RAI on 1 January 2017 with options exercisable after 3 years from the date of grant with the payment made no later than 90 days from date of vesting. Participants are not entitled to dividends prior to exercise of the options.

Deferred Share Bonus Scheme (DSBS)

Free ordinary shares released three years from date of grant and may be subject to forfeit if a participant leaves employment before the end of the three year holding period. Participants receive a separate payment equivalent to a proportion of the dividend payment during the holding period. Both equity and cash-settled deferred shares are granted in March each year.

The Group also has a number of other arrangements which are not material for the Group and these are as follows:

Sharesave Scheme (SAYE)

Options granted in March each year from 2011 onwards (previously November until 2009 and no options were granted during 2010) by invitation at a 20% discount to the market price. Options to this equity-settled scheme are exercisable at the end of a three year or five year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year.

Share Reward Scheme (SRS) and International Share Reward Scheme (ISRS)

Free shares granted in April each year (maximum £3,600 in 2017 (2016: £3,600; 2015: £3,000)) under the equity-settled scheme are subject to a three year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares.

Partnership Share Scheme

Open to all eligible employees, where employees can allocate part of their pre-tax salary to purchase shares in British American Tobacco p.l.c. The maximum amount that can be allocated in this way to any individual is £1,800 in any tax year. The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax free after a five year holding period.

Share-based payment expense

The amounts recognised in the income statement in respect of share-based payments were as follows:

		2017		2016		2015
	Equity-settled £m	Cash-settled £m	Equity-settled £m	Cash-settled £m	Equity-settled £m	Cash-settled £m
LTIP (note (a))	56	3	25	6	1	3
DSBS (note (b))	42	9	40	7	44	7
Other schemes	7	–	6	–	5	–
Total recognised in the income statement (note 3(a))	105	12	71	13	50	10

Share-based payment liability

The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2017 and 2016:

		2017		2016
	Vested £m	Unvested £m	Vested £m	Unvested £m
LTIP	0.3	9.1	1.1	8.9
DSBS	0.3	11.6	0.3	11.3
Total liability	0.6	20.7	1.4	20.2

BAT Annual Report and Form 20-F 2017	167

Financial Statements

Notes on the Accounts continued

25 Share-based payments continued

(a) Long-Term Incentive Plan

Details of the movements for the equity and cash-settled LTIP scheme during the years ended 31 December 2017 and 31 December 2016, were as follows:

		2017		2016
	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	5,337	407	5,225	414
Granted during the period	1,690	152	1,772	139
Acquired from RAI	904	–	–	–
Exercised during the period	(746)	(65)	(262)	(77)
Forfeited during the period	(1,155)	(116)	(1,398)	(69)
Outstanding at end of year	6,030	378	5,337	407
Exercisable at end of year	653	7	148	23

6,030,000 outstanding shares for the year ended 31 December 2017 includes 891,677 shares which are related to RAI LTIP from which 327,463 are exercisable at the end of the year.

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £51.95 (2016: £45.80; 2015: £35.39) for equity-settled and £52.08 (2016: £47.00; 2015: £35.52) for cash-settled options.

The weighted average British American Tobacco p.l.c. share price for ADS on New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled RAI LTIP was £46.32.

The outstanding shares for the year ended 31 December 2017 had a weighted average remaining contractual life of 8.1 years (2016: 8.2 years; 2015: 8.2 years) for the equity-settled scheme, 2.17 years for RAI equity-settled scheme, and 8.3 years (2016: 7.9 years; 2015: 7.9 years) for the cash-settled share-based payment arrangements.

(b) Deferred Share Bonus Scheme

Details of the movements for the equity and cash-settled DSBS scheme during the years ended 31 December 2017 and 31 December 2016, were as follows:

		2017		2016
	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	3,225	423	3,395	451
Granted during the period	1,079	136	1,316	148
Exercised during the period	(1,267)	(165)	(1,395)	(161)
Forfeited during the period	(75)	(12)	(91)	(15)
Outstanding at end of year	2,962	382	3,225	423
Exercisable at end of year	61	5	35	4

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £52.52 (2016: £42.26; 2015: £35.05) for equity-settled and £52.50 (2016: £41.97; 2015: £34.42) for cash-settled options.

The outstanding shares for the year ended 31 December 2017 had a weighted average remaining contractual life of 1.3 years (2016: 1.3 years; 2015: 1.2 years) for the equity-settled scheme and 1.2 years (2016: 1.2 years; 2015: 1.3 years) for the cash-settled scheme.

168	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

25 Share-based payments continued

Valuation assumptions

Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

		2017		2016
	LTIP	DSBS	LTIP	DSBS
Expected volatility (%)	18	18	18	17
Average expected term to exercise (years)	3.5	3.0	3.5	3.0
Risk-free rate (%)	0.3	0.3	0.6	0.6
Expected dividend yield (%)	3.2	3.2	3.6	3.7
Share price at date of grant (£)	52.11	52.11	42.34	40.08
Fair value at grant date (£)	41.04	47.27	26.53	35.82

Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2017	2016
	LTIP	LTIP
Average share price volatility FMCG comparator group (%)	19	19
Average correlation FMCG comparator group (%)	31	36

Fair values determined from the Black-Scholes and Monte-Carlo models use assumptions revised at the end of each reporting period for cash-settled share-based payment arrangements.

The expected British American Tobacco p.l.c. share price volatility was determined taking account of the return index (the share price index plus the dividend reinvested) over a five year period. The FMCG share price volatility and correlation was also determined over the same periods. The average expected term to exercise used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural conditions, forfeiture and historical experience.

The risk-free rate has been determined from market yield curves for government gilts with outstanding terms equal to the average expected term to exercise for each relevant grant. The expected dividend yield was determined by calculating the yield from the last two declared dividends divided by the grant share price.

In addition to these valuation assumptions, LTIP awards contain earnings per share performance conditions. As these are non-market performance conditions they are not included in the determination of fair value of share options at the grant date, however they are used to estimate the number of awards expected to vest. This pay-out calculation is based on expectations published in analysts’ forecasts.

26 Group employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 91,402 (2016: 85,335).

	2017 Number	2016 Number
United States	2,168	–
Asia-Pacific	13,293	13,002
Americas	15,929	14,691
Western Europe	16,644	13,444
EEMEA	12,559	11,569
Subsidiary undertakings	60,593	52,706
Associates	30,809	32,629
	91,402	85,335

Included within the employee numbers for Western Europe are certain employees in the UK in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group. The average number of employees in respect of RAI have been included in the associate employees up to the date of acquisition (see note 24), after which, they have been included in the United States region.

BAT Annual Report and Form 20-F 2017	169

Financial Statements

Notes on the Accounts continued

27 Related party disclosures

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited are not included in these disclosures as it is a joint operation and the results are immaterial to the Group.

As explained in note 24, during the year the Group completed the acquisition of the remaining 57.8% of RAI not already owned. This transaction has not been included in the table below.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. Amounts receivable from associates in respect of dividends included in the table below were £nil million (2016: £221 million; 2015: £145 million). The Group’s share of dividends from associates, included in other net income in the table below, was £688 million (2016: £1,024 million; 2015: £640 million).

	2017 £m	2016 £m	2015 £m
Transactions
– revenue	366	370	38
– purchases	(218)	(298)	(270)
– other net income	699	1,023	639
Amounts receivable at 31 December	40	270	190
Amounts payable at 31 December	(1)	(2)	(20)

On 17 December 2012, a wholly owned subsidiary of the Group, BATUS Japan Inc. (BATUSJ), entered into an Amendment and Extension Agreement (referred to as the Amendment) with a wholly owned subsidiary of RAI, R.J. Reynolds Tobacco Company (referred to as RJRTC). The Amendment modifies the American-blend Cigarette Manufacturing Agreement (referred to as the 2010 Agreement), effective as of 1 January 2010.

Prior to the Amendment, the term of the 2010 Agreement was scheduled to expire on 31 December 2014, subject to early termination and extension provisions. Pursuant to the Amendment, the Manufacturing Agreement would remain in effect beyond 31 December 2014, provided that either RJRTC or BATUSJ may terminate the Manufacturing Agreement by furnishing three years’ notice to the other party, such notice was given in January 2016. As a result of early termination of this agreement the Group agreed to a compensation payment of US$90 million of which US$7 million were paid to RJRTC on 22 September 2016, with the Group recognising the full expense of US$90 million as required by IFRS in 2016. The balance was paid in March 2017.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o. and a further 0.01% interest in BAT Chile Operaciones S.A. The combined costs are less than £1 million.

During 2016, the Group received proceeds of £23 million in respect of its participation in the share buy-back programme conducted by RAI. This programme ceased in the fourth quarter of 2016.

During 2016, the Group acquired the remaining 1% interest in Souza Cruz at a cost of £70 million. This transaction is shown as a £4 million increase in reserves attributable to the owners of the parent and a £4 million reduction in reserves attributable to non-controlling interests in note 19.

As explained in note 12, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million.

The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes their close family members.

	2017 £m	2016 £m	2015 £m
The total compensation for key management personnel, including Directors, was:
– salaries and other short-term employee benefits	24	18	20
– post-employment benefits	5	3	4
– share-based payments	16	12	11
	45	33	35

170	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

27 Related party disclosures continued

The following table shows the aggregate emoluments of the Directors of the Company.

		Executive Directors				Chairman		Non-Executive Directors				Total
	2017 £’000	2016 £’000	2015 £’000	2017 £’000	2016 £’000	2015 £’000	2017 £’000	2016 £’000	2015 £’000	2017 £’000	2016 £’000	2015 £’000
Salary; fees; benefits; incentives
– salary	2,122	2,057	2,042	–	–	–	–	–	–	2,122	2,057	2,042
– fees	–	–	–	660	645	642	1,042	1,051	1,138	1,702	1,696	1,780
– taxable benefits	385	335	259	129	106	85	195	122	153	709	563	497
– short-term incentives	4,689	4,622	3,940	–	–	–	–	–	–	4,689	4,622	3,940
– long-term incentives	10,192	4,483	647	–	–	–	–	–	–	10,192	4,483	647
Sub-total	17,388	11,497	6,888	789	751	727	1,237	1,173	1,291	19,414	13,421	8,906
Pension; other emoluments
– pension	612	634	936	–	–	–	–	–	–	612	634	936
– other emoluments	50	44	51	–	–	–	–	–	–	50	44	51
Sub-total	662	678	987	–	–	–	–	–	–	662	678	987
Total emoluments	18,050	12,175	7,875	789	751	727	1,237	1,173	1,291	20,076	14,099	9,893

Aggregate gains on LTIP shares exercised in the year

	Award date	Exercised LTIP shares	Exercise date	Price per share (£)	Aggregate gain (£)
Nicandro Durante	28 Mar 2014	62,123	28 Mar 2017	52.11	3,237,230
Ben Stevens	28 Mar 2014	34,605	03 Apr 2017	52.92	1,831,297

LTIP – Value of awards 2014

	Shares	Price per share (£)[1]	Face value (£)
Nicandro Durante	135,052	32.58	4,399,994
Ben Stevens	75,230	32.58	2,450,993

1	For information only as awards are made as nil cost options.

Sharesave – Aggregate gains 2017

	Award date	Shares	Exercise date	Price per share (£)	Aggregate gain (£)
Nicandro Durante	28 Mar 2012	591	16 Oct 2017	48.49	13,667

Sharesave – Value of award 2012

	Shares	Price per share (£)	Face value (£)
Nicandro Durante	591	25.36	14,988

BAT Annual Report and Form 20-F 2017	171

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments

1.	The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.

2.	Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, if it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement.

3.	There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

General Litigation Overview

4.	There are a number of legal and regulatory actions, proceedings and claims against Group companies related to tobacco products that are pending in a number of jurisdictions. These proceedings include claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments).

5.	The plaintiffs in these cases seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, violations of unfair and deceptive trade practices statutes, conspiracy, medical monitoring and violations of competition and antitrust laws. The plaintiffs seek various forms of relief, including compensatory and, where available, punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, attorneys’ fees, and injunctive and other equitable relief.

6.	Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of pounds.

7.	With the exception of the Engle progeny cases described below, the Group continues to win the majority of tobacco-related litigation claims that reach trial, and a very high percentage of the tobacco-related litigation claims brought against them, including Engle progeny cases, continue to be dismissed at or before trial. Based on their experience in tobacco-related litigation and the strength of the defences available to them in such litigation, the Group’s companies believe that their successful defence of tobacco-related litigation in the past will continue in the future.

8.	Group companies generally do not settle claims. However, Group companies may enter into settlement discussions in some cases, if they believe it is in their best interests to do so. Exceptions to this general approach include, but are not limited to, actions taken pursuant to “offer of judgment” statutes and Filter Cases, as defined below. An “offer of judgment”, if rejected by the plaintiff, preserves the Group’s right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations. Other settlements by Group companies include the State Settlement Agreements (described below), the funding by various tobacco companies of a US$5.2 billion trust fund contemplated by the Master Settlement Agreement to benefit tobacco growers, the original Broin flight attendant case, and most of the Engle progeny cases pending in US federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.

9.	Although the Group believes that the Group’s companies have valid bases for appeals of adverse verdicts in their pending cases and valid defences to all actions and intends to defend them vigorously, litigation is subject to many uncertainties, and generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. Furthermore, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation.

US Litigation

10.	Group companies, notably R.J. Reynolds Tobacco Company (“RJRT”) (individually and as successor by merger to Lorillard Tobacco Company (“Lorillard Tobacco”)) and Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) (“B&W”) as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

11.	On 30 July 2004, B&W completed the combination of the assets, liabilities and operations of its US tobacco business with RJRT, a wholly owned subsidiary of R.J. Reynolds Tobacco Holdings, Inc. (the “Business Combination”). As part of the Business Combination, B&W contributed to RJRT all of the assets and liabilities, including its tobacco-related litigation liabilities, of its US cigarette and tobacco business, subject to specified exceptions, in exchange for an approximately 42.2% equity ownership interest in Reynolds American Inc. (“RAI”), which was formed as a new holding company for these combined businesses.

12.	As a result of the Business Combination, RJRT assumed all liabilities of B&W (except liabilities to the extent relating to businesses and assets not contributed by B&W to RJRT and other limited categories of liabilities) and contributed subsidiaries or otherwise to the extent related to B&W’s tobacco business as conducted in the United States on or prior to 30 July 2004. In addition, RJRT agreed to indemnify B&W and each of its affiliates (other than RAI and its subsidiaries) against, among other matters, certain losses (including those arising from Environmental Tobacco Smoke (“ETS”) claims), liabilities, damages, expenses, judgments and attorneys’ fees, to the extent relating to or arising from such assumed liabilities or the assets contributed by B&W to RJRT (the “RJRT Indemnification”).

13.	The scope of the RJRT Indemnification included certain expenses and contingent liabilities in connection with litigation to the extent relating to or arising from B&W’s US tobacco business as conducted on or prior to 30 July 2004, including smoking and health tobacco litigation, whether the litigation is commenced before or after 30 July 2004.

14.	Effective 25 July 2017, the Company completed the acquisition of the approximately 57.8% of RAI that the Company did not already own. As a result of that acquisition, RJRT has become an indirect, wholly owned subsidiary of the Company. Given the completion of this acquisition, the RJRT Indemnification is therefore between members of the Group, and as such the Group no longer has the benefit from an indemnification by an external party.

172	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued

15.	Certain terms and phrases used in this note 28 may require some explanation.

a.	“Judgment” or “final judgment” refers to the final decision of the court resolving the dispute and determining the rights and obligations of the parties. At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided. In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.

b.	“Damages” refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge. “Compensatory damages” are awarded to compensate the prevailing party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted wilfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded “punitive damages”. Although damages may be awarded at the trial court stage, a losing party may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond. The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by a court or statute.

c.	“Settlement” refers to certain types of cases in which cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, have agreed to resolve disputes with certain plaintiffs without resolving the cases through trial.

16.	Prior to the Company’s acquisition of the approximately 57.8% of RAI that the Company did not already own, the US Litigation section included significant cases where B&W and/ or a UK-based Group company is named as a defendant and all cases where RJRT is named as a defendant as a successor to B&W. Given the Company’s completion of its acquisition of RAI, the US Litigation section now also includes discussion of significant cases in which RJRT (individually and as successor by merger to Lorillard Tobacco), its affiliates and B&W are defendants, in addition to those cases in which a UK-based Group company is named as a defendant.

17.	The total number of US tobacco product liability cases pending at 31 December 2017 involving RJRT, Lorillard Tobacco and/or B&W was approximately 5,688. (Of these, approximately 4,594 pending cases involved B&W, compared to approximately 4,925 in 2016). As at 31 December 2017, British American Tobacco (Investments) Limited (“Investments”) has been served as a co-defendant in one of those cases (2016:one). No other UK-based Group company has been served as a co-defendant in any US tobacco product liability case pending as at 31 December 2017.

18.	Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases and other claims.

19.	RJRT (individually and as successor by merger to Lorillard Tobacco), American Snuff Co., Santa Fe Natural Tobacco Company, Inc. (“SFNTC”), R.J. Reynolds Vapor Company (“RJR Vapor”), RAI, Lorillard, other RAI affiliates and indemnitees, including but not limited to B&W (collectively, the “Reynolds Defendants”), believe that they have valid defences to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. The Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defences that they and their counsel believe have a valid basis in law and fact.

20.	Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the US, there are 41 cases, exclusive of Engle progeny cases, scheduled for trial as of 31 December 2017 through 31 December 2018, for the Reynolds Defendants: nine individual smoking and health cases, 29 Filter Cases, and three other non-smoking and health cases. There are also approximately 126 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W set for trial through 31 December 2018. It is not known how many of these cases will actually be tried.

21.	Trial results. From 1 January 2015 through 31 December 2017, 111 individual smoking and health, Engle progeny, filter and health-care cost recovery cases in which the Reynolds Defendants were defendants were tried, including six trials for cases where mistrials were declared in the original proceedings. Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in 29 cases, tried in Florida (27), California (1) and New Jersey (1). There were also 22 mistrials in Florida. Verdicts in favour of the plaintiffs were returned in 51 cases tried in Florida. Six cases in Florida were dismissed during trial. Two cases were continued during trial. In another case in Florida, the jury entered a partial verdict that did not include compensatory or punitive damages, and post-trial motions are pending.

(a) Medical Reimbursement Cases

22.	These civil actions seek to recover amounts spent by government entities and other third party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

23.	At 31 December 2017, one US medical reimbursement suit (Crow Creek Sioux Tribe v American Tobacco Co.) was pending against RJRT, Lorillard Tobacco and B&W in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation program, funding of a corrective public education program, and disgorgement of unjust profits from sales to minors. No other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.

US Department of Justice action

24.	On 22 September 1999, the US Department of Justice brought an action in the US District Court for the District of Columbia against various industry members, including RJRT, Lorillard Tobacco, B&W, B.A.T Industries p.l.c. (“Industries”) and Investments (United States v Philip Morris USA Inc.). The US Department of Justice initially sought (1) recovery of federal funds expended in providing health care to smokers who developed alleged smoking-related diseases pursuant to the Medical Care Recovery Act and Medicare Secondary Payer provisions of the Social Security Act and (2) equitable relief under the civil provisions of Racketeer Influenced and Corrupt Organizations Act (“RICO”), including disgorgement of roughly US$280 billion in profits the government contended were earned as a consequence of a purported racketeering “enterprise” along with certain “corrective communications”. In September 2000, the district court dismissed the government’s Medical Care Recovery Act and Medicare Secondary Payer claims. In February 2005, the US Court of Appeals for the DC Circuit (the “DC Circuit”), ruled that disgorgement was not an available remedy.

BAT Annual Report and Form 20-F 2017	173

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments continued

25.	Industries was dismissed for lack of personal jurisdiction on 28 September 2000. In addition, Investments was a defendant at the trial, but intervening changes in controlling law post-trial led to a 28 March 2011 court ruling that the court’s Final Judgment and Remedial Order no longer applied to Investments prospectively, and for this reason, Investments would not have to comply with any of the remaining injunctive remedies being sought by the government. As the government did not appeal the 28 March 2011 ruling, this means that Investments is no longer in the case and is not subject to any injunctive relief that the court is expected to order against the remaining defendants. As the case continued as against RJRT and Lorillard Tobacco with respect to injunctive relief and related matters, the following is noted.

26.	The non-jury trial of the RICO portion of the claim began on 21 September 2004, and ended on 9 June 2005. On 17 August 2006, the federal district court issued its Final Judgment and Remedial Order, which found certain defendants, including RJRT, B&W, Lorillard Tobacco and Investments, had violated RICO, but did not impose any direct financial penalties. The district court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organisations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as “low tar”, “light”, “ultra light”, “mild” and “natural”. The district court also ordered the defendants to issue “corrective communications” on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants’ ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court’s order, and ordered certain defendants to reimburse the US Department of Justice its taxable costs incurred in connection with the case.

27.	Defendants, including RJRT, Lorillard Tobacco, B&W and Investments, appealed, and the US government cross-appealed to the DC Circuit. On 22 May 2009, the DC Circuit affirmed the federal district court’s RICO liability judgment, but vacated the order and remanded for further factual findings and clarification as to whether liability should be imposed against B&W, based on changes in the nature of B&W’s business operations (including the extent of B&W’s control over tobacco operations). The court also remanded on three other discrete issues relating to the injunctive remedies, including for the district court “to reformulate” the injunction on the use of low-tar descriptors “to exempt foreign activities that have no substantial, direct, and foreseeable domestic effects”, and for the district court to evaluate whether corrective communications could be required at point-of-sale displays (which requirement the DC Circuit vacated). On 28 June 2010, the US Supreme Court denied the parties’ petitions for further review.

28.	On 22 December 2010, the district court dismissed B&W from the litigation. In November 2012, the trial court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. After various proceedings and appeals, the federal district court in October 2017 ordered RJRT and the other US tobacco company defendants to fund the publishing of compelled public statements in various US media outlets, including in newspapers, and on television, the companies’ websites and cigarette packaging. The corrective communications commenced running regularly in major US newspapers and television networks on 26 November 2017, and will appear in newspapers for four months and on television for one year. In light of the corrective communications implementation requirements, a US$20 million accrual was made for the estimated costs of the corrective communications (a portion of which has been utilised).

(b) Class Actions

29.	At 31 December 2017, RJRT, Lorillard Tobacco and B&W were named as a defendant in seven separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted through smoking, and SFNTC was named in 17 separate cases where plaintiffs alleged that use of the words “natural”, “additive-free”, or “organic” in NATURAL AMERICAN SPIRIT advertising and promotional materials suggests that those cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages.

“Lights” Cases

30.	Four of the class actions against RJRT, its affiliates and/or B&W allege that the use of the terms “lights” and “ultralights” constituted unfair and deceptive trade practices under state law or violates federal RICO laws. The classes in these cases generally seek to recover compensatory and punitive damages, injunctive and other forms of relief, and attorneys’ fees and costs from RJRT and/ or B&W. In general, the plaintiffs allege that RJRT or B&W made false and misleading claims that “lights” cigarettes were lower in tar and nicotine and/or were less hazardous or less mutagenic than other cigarettes. The cases typically are filed pursuant to state consumer protection and related statutes. Similar class action suits have been filed in a number of states against individual cigarette manufacturers and their parent corporations.

a.	Turner v R.J. Reynolds Tobacco Co. is a “lights” class action filed in February 2000 against RJRT in the Circuit Court, Madison County, Illinois. In November 2001, the trial court certified a class of purchasers of RJRT “lights” cigarettes. In November 2003, the case was stayed pending resolution of Price v Philip Morris, Inc., the seminal “lights” putative class action case filed in the same court and involving RJRT’s competitor, Philip Morris. In Price, the trial court in March 2003 entered judgment against Philip Morris in the amount of US$7.1 billion in compensatory damages and US$3 billion in punitive damages. The Illinois Supreme Court reversed that judgment in December 2005, and after further appeals that court reaffirmed its decision in November 2015. The US Supreme Court denied plaintiffs’ petition to review the decision in June 2016, concluding the Price case. The stay in Turner subsequently expired, and the court accordingly scheduled a series of status conferences, all of which were continued by agreement of the parties. The status conference scheduled for 29 March 2017 did not occur and has not been rescheduled.

b.	Howard v Brown & Williamson Tobacco Corp. is a “lights” class action filed in February 2000 against B&W in the Circuit Court, Madison County, Illinois. In December 2001, the trial court certified a class of purchasers of B&W “lights” cigarettes. In June 2003, the trial judge issued an order staying all proceedings pending resolution of the Price case described above. In August 2005, an Illinois appellate court affirmed the trial court’s stay order. There is currently no activity in the case.

c.	Black v Brown & Williamson Tobacco Corp. is a “lights” class action filed in November 2000, which in 2008, the Circuit Court, City of St. Louis, Missouri stayed pending US Supreme Court review in Good v Altria Group, Inc. The case is brought by a putative class of purchasers of B&W “lights” cigarettes. A status conference is scheduled for 4 June 2018.

174	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued

d.	Collora v R.J. Reynolds Tobacco Co. is a “lights” class action filed in 2000 against RJRT in the Circuit Court, City of St. Louis, Missouri. The trial court certified a class of purchasers of RJRT “lights” cigarettes in December 2003. A status conference is scheduled for 4 June 2018.

31.	In the event RJRT, its affiliates or indemnitees lose one or more of the pending “lights” class-action suits, RJRT, depending upon the amount of any damages ordered, could face difficulties in its ability to pay the judgment or obtain any bond required to stay execution of the judgment which could have a material adverse effect on RJRT’s, and consequently RAI’s, results of operations, cash flows or financial position.

No Additive/Natural/Organic Claim Cases

32.	A total of 16 putative class actions have been filed in nine US federal district courts against SFNTC, a subsidiary of RAI, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as “natural”, “organic” and “100% additive-free” in the marketing, labelling, advertising, and promotion of SFNTC’s Natural American Spirit brand cigarettes. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programs), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April 2016, in response to a motion by the various plaintiffs, the US Judicial Panel on Multidistrict Litigation (“JPML”) consolidated these cases for pre-trial purposes before a federal court in New Mexico. That court heard argument on defendants’ motion to dismiss the current consolidated complaint on 9 June 2017. On 21 December 2017, the district court granted the motion in part, dismissing a number of claims with prejudice, and denied it in part. Plaintiffs’ motion for class certification is due 19 July 2018. A hearing on class certification is set for October 2018.

33.	On 7 November 2016, a public health advocacy organisation filed a putative class action (Breathe DC v Santa Fe Natural Tobacco Co., Inc.) in Superior Court for the District of Columbia (Washington DC) against SFNTC, RAI and RJRT based on allegations relating to the labelling, advertising and promotional materials for SFNTC’s Natural American Spirit brand cigarettes, which allegations are similar to the allegations in the actions consolidated for pre-trial purposes in the transferee court described immediately above. The complaint seeks injunctive and other non-monetary relief, but does not seek monetary damages. On 9 June 2017, the defendants moved to dismiss this action. A decision is pending.

Other Putative Class Actions

34.	Jones v American Tobacco Co., Inc. is a putative class action filed in December 1998 in the Circuit Court, Jackson County, Missouri. The action was brought by a plaintiff on behalf of a putative class of Missouri tobacco product users and purchasers against various defendants, including RJRT, Lorillard Tobacco and B&W, alleging that the plaintiffs’ use of the defendants’ tobacco products has caused them to become addicted to nicotine, and seeking an unspecified amount of compensatory and punitive damages. There is currently no activity in this case.

35.	Parsons v A C & S, Inc. is a case filed in February 1998 in the Circuit Court, Ohio County, West Virginia against various defendants, including RJRT and B&W, on behalf of a putative class of persons who allegedly have personal injury claims arising from their exposure to respirable asbestos fibres and cigarette smoke. The case is currently stayed pending final resolution of a motion brought by the plaintiffs, and because three defendants filed bankruptcy petitions.
36.	Young v American Tobacco Co., Inc. is a case filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana against various US cigarette manufacturers, including RJRT and B&W, and parent companies of such manufacturers. This putative ETS class action was brought on behalf of a putative class of Louisiana residents who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure, seeks an unspecified amount of compensatory and punitive damages. In March 2016, the court entered an order staying the case, including all discovery, pending the completion of the smoking cessation program ordered by the court in Scott v The American Tobacco Co.

Engle Class Action and Engle Progeny Cases (Florida)

37.	In July 1998, trial began in Engle v R.J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including RJRT, Lorillard Tobacco and B&W. The then-certified class consisted of Florida citizens and residents, and their survivors, who suffered from smoking-related diseases that first manifested between 5 May 1990, and 21 November 1996, and were caused by an addiction to cigarettes. In July 1999, the jury in this Phase I found against RJRT, Lorillard Tobacco, B&W and the other defendants on common issues relating to the defendants’ conduct, general causation, the addictiveness of cigarettes, and entitlement to punitive damages.

38.	In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion in punitive damages, apportioned US$36.3 billion to RJRT, US$17.6 billion to B&W, and US$16.3 billion to Lorillard Tobacco. The three class representatives in the Engle class action were awarded US$12.7 million in compensatory damages.

39.	This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. The court preserved certain of the jury’s Phase I findings, including that cigarettes can cause certain diseases, nicotine is addictive, and defendants placed defective cigarettes on the market, breached duties of care, concealed health-related information and conspired. Putative Engle class members were permitted to file individual lawsuits, deemed “Engle progeny cases”, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008).

40.	During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (“PM USA”), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million divided as follows: RJRT – US$42.5 million; PM USA – US$42.5 million; and Lorillard Tobacco – US$15 million. The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal; and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.

BAT Annual Report and Form 20-F 2017	175

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

41.	As at 31 December 2017, there were approximately 2,569 Engle progeny cases pending in which RJRT, Lorillard Tobacco and/or B&W have been named as defendants and served. These cases include claims by or on behalf of 3,276 plaintiffs. (In addition, as of 31 December 2017, RJRT was aware of nine additional Engle progeny cases that have been filed but not served.) The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an “offer of judgment”, from RJRT, Lorillard Tobacco and/or RJRT’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves RJRT’s and Lorillard Tobacco’s right to recover attorneys’ fees under Florida law in the event of a verdict favourable to RJRT or Lorillard Tobacco, or affiliates of such entities. Such offers are sometimes made through court-ordered mediations.

42.	107 Engle progeny cases have been tried in Florida state and federal courts against RJRT, Lorillard Tobacco and/or B&W since the beginning of 2015 through 31 December 2017, and additional state court trials are scheduled for 2018. Since the beginning of 2015 through 31 December 2017, RJRT or Lorillard Tobacco has paid judgments in 20 Engle progeny cases. Those payments totalled US$173.5 million and included US$116.6 million for compensatory or punitive damages and US$56.9 million for attorneys’ fees and statutory interest.

43.	In addition, accruals for damages and attorneys’ fees and statutory interest for 13 cases (Starr-Blundell v R.J. Reynolds Tobacco Co., Monroe v R.J. Reynolds Tobacco Co., Lourie v R.J. Reynolds Tobacco Co., Lewis v R.J. Reynolds Tobacco Co., Block v R.J. Reynolds Tobacco Co., Turner v R.J. Reynolds Tobacco Co., Schoeff v R.J. Reynolds Tobacco Co., Ahrens v R.J. Reynolds Tobacco Co., Evers v R.J. Reynolds Tobacco Co., Ledoux v R.J. Reynolds Tobacco Co., Mathis v R.J. Reynolds Tobacco Co., Marchese v R.J. Reynolds Tobacco Co. and Graham v R.J. Reynolds Tobacco Co.) and an accrual for attorneys’ fees and interest for one case, Ward v R.J. Reynolds Tobacco Co. were recorded in RAI’s consolidated balance sheet as of 31 December 2017. The following chart identifies the number of trials in Engle progeny cases as at 31 December 2017 and additional information about the adverse judgments entered:

Phase three trials/verdicts/judgments/appeals of individual Engle progeny cases 1 January 2015 to 31 December 2017:

Total number of trials	107
Number of trials resulting in plaintiffs’ verdicts	49
Total damages awarded in final judgments against RJRT	US$336,757,755
Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$159,170,680 (of overall US$336,757,755)
Amount of overall damages comprising ‘punitive damages’ (approximately)	US$177,587,075 (of overall US$336,757,755)
Number of adverse judgments appealed by RJRT	39*
Number of adverse judgments (not yet appealed), in which RJRT still has time to file an appeal	7

*	Of the 39 adverse judgments appealed by RJRT:

a.	21 appeals remain undecided in the District Courts of Appeal, one additional case has a decision but has a rehearing motion pending so the opinion is not final, one case has a rehearing time pending so opinion is not final, there are seven cases with petitions for review pending in the Florida Supreme Court and nil cases with petitions for review pending in the US Supreme Court; and

b.	nine were decided and/or closed. Of these nine appeals, five were affirmed in favour of plaintiff (further appeal time remains pending in one), one had the liability findings affirmed but was reversed for reinstatement of full compensatory damages amount (further appeal time remains pending), and two were reversed and the matter remanded to the trial court for a new trial on all issues (one has further appeal time running) and one was an appeal of the partial judgment which was subsequently dismissed. RJRT has paid damages to plaintiffs in three cases that were not appealed that are now closed. The total damages awarded may vary depending on the outcome of pending appeals.

44.	By statute, Florida applies a US$200 million bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed, though legislation was introduced in the Florida legislature in August 2017 and September 2017 that if enacted would eliminate the Engle progeny bond cap.

(c) Individual Cases

45.	As of 31 December 2017, 99 individual cases were pending in the United States against RJRT, Lorillard Tobacco and/or B&W. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs and punitive damages. The category does not include the West Virginia personal injury cases (“West Virginia IPIC”) cases, Engle progeny cases, Broin II cases, and Filter Cases discussed below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to ETS.

176	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

46.	The following chart identifies the number of individual cases pending as of 31 December 2017 as against the number pending as of 31 December 2016, along with the number of West Virginia IPIC cases, Engle progeny cases, Broin II cases and Filter Cases, which are discussed below:

Case Type	US Case Numbers 31 December 2017	US Case Numbers 31 December 2016	Change in Number Increase / (Decrease)
Individual smoking and health cases	99	132	(33)
West Virginia IPIC (number of plaintiffs)*	1	1	No Change
Engle progeny cases (number of plaintiffs)**	2,569 (3,276)	2,822 (3,645)	(253) (369)
Broin II cases***	2,321	2,406	(85)
Filter cases****	71	78	(7)

*	The West Virginia IPIC cases are a series of roughly 1,200 cases, filed in West Virginia beginning in 1999, asserting claims against PM USA, Lorillard Tobacco, RJRT, B&W and The American Tobacco Company. These cases were brought in consolidated proceedings in West Virginia alleging personal injuries, where the first phase of the trial began on 15 April 2013 and on 15 May 2013 the jury returned a verdict for defendants on all but one of plaintiffs’ claims (the verdict was affirmed on appeal). The one claim upon which plaintiffs prevailed was a limited failure to instruct claim covering a narrow window of time. Only 30 plaintiffs qualified to pursue that narrow claim. In 2017, those 30 plaintiffs agreed to resolve their claims for US $7,000 per case. That resolution is in the process of being documented. In addition to the foregoing claims, various plaintiffs in 1999 and 2000 asserted claims against retailers and distributors (which have not been pursued in light of the result in the Phase I trial in defendants’ favour), as well as smokeless claims against various defendants including RJRT, Lorillard, American Snuff and B&W. 41 plaintiffs sought to pursue their smokeless claims in 2017. In autumn 2017, the 41 smokeless plaintiffs agreed to dismiss their claims without prejudice with a right to refile within two years. The court is opposed to a voluntary dismissal without prejudice and seeks to either have a dismissal with prejudice or to go forward with the claims for any of the smokeless plaintiffs who want to go forward. A hearing date has been set for 23 March 2018 to determine whether the plaintiffs are willing to dismiss with prejudice or whether they seek to proceed.

**	The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed. Please see earlier table in paragraph 43.

***	Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, Lorillard Tobacco, B&W and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million in three annual US$100 million installments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million; Lorillard Tobacco’s was approximately US$57 million; and B&W’s was approximately US$31 million. The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as “general causation”. With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as “specific causation” individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007.

****	Includes claims brought against Lorillard Tobacco and Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. As of 31 December 2017, Lorillard Tobacco and/or Lorillard was a defendant in 71 Filter Cases. Since 1 January 2015, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$32.8 million in settlements to resolve 135 Filter Cases.

(d) State Settlement Agreements

47.	In November 1998, the major US cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, entered into the Master Settlement Agreement (“MSA”) with attorneys general representing 46 US states, the District of Columbia and certain US territories and possessions. These cigarette manufacturers previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state (collectively and with the MSA, the “State Settlement Agreements”).

48.	These State Settlement Agreements settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major US cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major US cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.

49.	RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements. Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation. RAI’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2015, 2016, 2017 and the projected expenses and payments for 2018 onwards are set forth below (in millions of US dollars)*:

	2015	2016	2017	2018	2019 and thereafter
Settlement expenses	$2,403	$2,727	$2,856	–	–
Settlement cash payments	$2,166	$3,042	$4,612	–	–
Projected settlement expenses	–	–	–	$>3,000	$>3,000
Projected settlement cash payments	–	–	–	$>1,000	$>3,000

*	Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods.

BAT Annual Report and Form 20-F 2017	177

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments continued

50.	The State Settlement Agreements have materially adversely affected RJRT’s shipment volumes. RAI believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial position of RAI and RJRT in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in US cigarette sales in the premium and value categories, RJRT’s share of the domestic premium and value cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the State Settlement Agreements.

51.	In addition, the MSA includes an adjustment that potentially reduces the annual payment obligations of RJRT, Lorillard Tobacco and the other signatories to the MSA, known as “Participating Manufacturers” (“PMs”). Certain requirements, collectively referred to as the “Adjustment Requirements”, must be satisfied before the Non-Participating Manufacturers (“NPM”) Adjustment for a given year is available: (i) an Independent Auditor must determine that the PMs have experienced a market share loss, beyond a triggering threshold, to those manufacturers that do not participate in the MSA (such non-participating manufacturers being referred to as “NPMs”); and (ii) in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss of market share. This finding is known as a significant factor determination.

52.	When the Adjustment Requirements are satisfied, the MSA provides that the NPM Adjustment applies to reduce the annual payment obligation of the PMs. However, an individual settling state may avoid its share of the NPM Adjustment if it had in place and diligently enforced during the entirety of the relevant year a “Qualifying Statute” that imposes escrow obligations on NPMs that are comparable to what the NPMs would have owed if they had joined the MSA. In such event, the state’s share of the NPM Adjustment is reallocated to other settling states, if any, that did not have in place and diligently enforce a Qualifying Statute.

53.	RJRT and Lorillard Tobacco are or were involved in NPM Adjustment proceedings concerning the years 2003 to 2016. In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into a term sheet with certain settling states that resolved accrued and potential NPM adjustments for the years 2003 through 2012 and, as a result, RJRT and SFNTC collectively received, or are to receive, more than US$1.1 billion in credits that, in substantial part, were applied to MSA payments in 2014 through 2017. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their Qualifying Statutes in the year 2003, additional states joined the term sheet. NPM proceedings are ongoing and could result in the reduction of the companies’ MSA-related payments.
54.	On 18 January 2017, the State of Florida filed a motion to enjoin ITG as a defendant and to enforce the Florida State Settlement Agreement, which motion seeks payment under the Florida State Settlement Agreement of approximately US$45 million with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the Divestiture, referred to as the Acquired Brands. The motion also claims future annual losses of approximately US$30 million absent the court’s enforcement of the Florida State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJR Tobacco and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida State Settlement Agreement with respect to the Acquired Brands. In addition, on 18 January 2017, PM USA filed a motion to enforce the Florida State Settlement Agreement, asserting among other things that RJR Tobacco and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 January 2017, RJR Tobacco sought leave to file a supplemental pleading for breach by ITG of its obligations regarding joinder into the Florida State Settlement Agreement. The Florida court, on 30 March 2017, ruled that ITG should be joined into the enforcement action.

55.	After a three-day bench trial, the court entered an order holding that RJR Tobacco (not ITG) is liable for annual settlement payments for the Acquired Brands, finding that ITG did not assume liability for annual settlement payments under the terms of the asset purchase agreement relating to the Divestiture and RJR Tobacco remained liable for payments under the Florida State Settlement Agreement as to the Acquired Brands. On 23 January 2018, RJR Tobacco filed a notice of appeal, and on 25 January 2018, RJR Tobacco filed an amended notice of appeal, and PM USA filed a notice of appeal as to the court’s ruling as to ITG. These appeals remain pending. On 26 January 2018, the State moved for recovery of its attorneys’ fees and costs from RJR Tobacco. The State and PM USA filed a joint motion for the entry of final judgment on 1 February 2018. That motion is set for hearing on 8 March 2018. In January 2018, the auditor of the Florida State Settlement Agreement adjusted the final 2017 invoice for the annual payment and amended the 2015 and 2016 invoices for the respective annual payment and the net operating profit penalty for each of those years under the Florida Settlement Agreement, based on the auditor’s interpretation of the court’s order. The adjusted invoices reflected amounts due to both the State of Florida and PM USA. In total, the estimated additional amounts due were US$99.4 million (with US$83.5 million to the State of Florida and US$15.9 million to PM USA). RJR Tobacco has advised the auditor that it disputes these amounts, and therefore no further amounts were due or would be paid for those years pending the final resolution of RJR Tobacco’s appeal of the court’s order.

178	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued
56.	On 17 February 2017, ITG filed an action in the Court of Chancery of the State of Delaware seeking declaratory relief and a motion for a temporary restraining order against RAI and RJR Tobacco. In its complaint, ITG asked the court to declare various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture. ITG sought an injunction barring RAI and/or RJR Tobacco from alleging in the Florida enforcement litigation that ITG had breached the asset purchase agreement and requiring these companies to litigate issues under the asset purchase agreement in Delaware. Following a hearing on ITG’s complaint and motion on 1 March 2017, the Delaware court entered a temporary restraining order that enjoined RAI and RJR Tobacco from “taking offensive action to assert claims against ITG Brands” in the Florida enforcement action, but the order does not prevent RJR Tobacco from making arguments in response to claims asserted by the State of Florida, PM USA or ITG in the Florida enforcement litigation. On 24 March 2017, RAI and RJR Tobacco answered the ITG complaint and filed a motion to stay proceedings in Delaware pending the outcome of the Florida enforcement litigation, which motion was denied 18 May 2017. Cross motions for partial judgment on the pleadings were filed focusing on whether ITG’s obligation to use “reasonable best efforts” to join the Florida State Settlement Agreement continued after the 12 June 2015 closing. On 30 November 2017, following argument, the Delaware court ruled in favour of RJR Tobacco, holding that ITG’s obligation to use its reasonable best efforts to join the Florida Settlement Agreement did not terminate due to the closing of the asset purchase agreement relating to the Divestiture. RJR Tobacco is considering its next steps.

(e) UK – Based Group Companies

57.	As at 31 December 2017, Investments has been served in one dormant individual action in the US (Perry) in which there has been no activity since 1998 following the plaintiff’s death in 1997.

Product Liability Outside the United States

58.	As at 31 December 2017:

a.	active product liability claims against the Group’s companies existed in 15 markets outside the US. The only markets with more than five claims were Argentina, Brazil, Canada, Chile and Italy.

b.	medical reimbursement actions are being brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea.

c.	class actions are being brought in Brazil, Canada, Italy and Venezuela.

(a) Medical reimbursement cases

Angola

59.	In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (“SUT”) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (“AADIC”). The lawsuit seeks damages allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (“INCC”) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about 5 December 2016. The case remains pending.

Argentina

60.	In 2007, the non-governmental organisation the Argentina Tort Law Association (“ATLA”) and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F. (“Nobleza”) and Massalín Particulares. The case is being heard in the Contentious Administrative Court and is currently at the evidentiary stage.

Brazil

61.	In August 2007, the São Paulo Public Prosecutor’s Office filed a medical reimbursement claim against Souza Cruz S.A. (“Souza Cruz”). A similar claim was lodged against Philip Morris Brasil Indústria e Comércio Ltda. On 4 October 2011, the Court dismissed the action against Souza Cruz, with a judgment on the merits. The plaintiffs’ appeal to the Court of Appeal failed by unanimous vote (three to nil). The Public Prosecutor’s Office has since filed a Special Appeal to the Superior Court of Justice.

BAT Annual Report and Form 20-F 2017	179

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

Canada

62.	Following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, 10 actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the Company, Investments, Industries, Carreras Rothmans Limited (collectively the “UK Companies”) and Imperial Tobacco Canada Limited (“Imperial”), the Group’s operating company in Canada, as well as RJRT and its affiliate R.J. Reynolds Tobacco International Inc. (“RJRTI”) (collectively, the “RJR Companies”). Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business, RJRT has tendered the defence of these actions to Japan Tobacco Incorporated (“JTI”). Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.

63.	The ten cases are proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island (“PEI”). The enabling legislation is in force in all 10 provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force. In Quebec, three Canadian manufacturers, including Imperial, challenged the enabling legislation. This challenge was dismissed.

Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage
British Columbia	Tobacco Damages and Health Care Costs Recovery Act 2000	Imperial Investments Industries RJR Companies Other former Rothmans Group companies All have been served.	The defences of Imperial, the UK Companies and the RJR Companies have been filed, and document production and discoveries are ongoing. On 13 February 2017, the province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion. No trial date has been set. The federal government is seeking CAD$5 million jointly from all the defendants in respect of costs.
New Brunswick	Tobacco Damages and Health Care Costs Recovery Act 2006	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production and discoveries are substantially complete. Damages have been calculated by the province in the range of CAD$25-$60 billion from 1954 to 2060. Following a motion to set a trial date, the court has ordered that trial commence on 4 November 2019.
Ontario	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial the UK Companies and the RJR Companies have all been named as defendants and served.	This case is at an early case management stage. Imperial, the UK Companies and the RJR Companies have filed defences. The parties completed significant document production in summer of 2017 and discoveries are expected to commence in 2018. The province has stated its claim to be worth CAD$50 billion. No trial date has been set.
Newfoundland and Labrador	Tobacco Health Care Costs Recovery Act 2006	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	The case is under case management and Imperial, the UK Companies and the RJR Companies have filed defences. Damages have not been quantified by the province. No trial date has been set.
Saskatchewan	Tobacco Damages and Health Care Costs Recovery Act 2012	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	This case is at an early case management stage. Defences were filed by Imperial, the UK Companies and the RJR Companies and the matter will remain in abeyance for the time being. Damages have not been quantified by the province. No trial date has been set.
Manitoba	Tobacco Damages Health Care Costs Recovery Act 2006	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	This case is at an early case management stage. Defences were filed by Imperial, the UK Companies and the RJR Companies and document production is underway. Damages have not been quantified by the province. No trial date has been set.
Alberta	Crown’s Right of Recovery Act 2009	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	This case is at an early case management stage and Imperial, the UK Companies and the RJR Companies have filed defences. The province has stated its claim to be worth CAD$10 billion. No trial date has been set.
Quebec	Tobacco Related Damages and Health Care Costs Recovery Act 2005	Imperial, Investments, Industries, the RJR Companies and Carreras Rothmans Limited have been named as defendants and served.	The case is at an early case management stage. Defences of Imperial, the UK Companies and the RJR Companies have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The province is seeking CAD$60 billion. No trial date has been set.
Prince Edward Island	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	This case is at an early case management stage. Defences were filed by Imperial, the UK Companies and the RJR Companies and the next step will be document production, which the parties have deferred for the time being. Damages have not been quantified by the province. No trial date has been set.
Nova Scotia	Tobacco Health Care Costs Recovery Act 2005	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	This case is at an early case management stage. Defences were filed by Imperial, the UK Companies and the RJR Companies and the next step will be document production which the parties have deferred for the time being. Damages have not been quantified by the province. No trial date has been set.

180	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued

Nigeria

64.	British American Tobacco (Nigeria) Limited (“BAT Nigeria”), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008) commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately 10.6 trillion Nigerian naira (roughly £21.8 billion as at 31 December 2017) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

65.	The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking and performance of another’s duty to the public.

66.	The Company and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun. The underlying cases are stayed or adjourned pending the final outcome of these jurisdictional challenges. In the state of Oyo, on 13 November 2015, and 24 February 2017 respectively, the Company’s and Investments’ jurisdictional challenges were successful in the Court of Appeal and the issuance of the writ of summons was set aside.

South Korea

67.	In April 2014, Korea’s National Health Insurance Service (“NHIS”) filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean won (roughly £37.5 million as at 31 December 2017) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014 and remain ongoing.

(b) Class actions

Brazil

68.	There are currently two class actions being brought in Brazil. One is also a medical reimbursement claim (São Paulo Public Prosecutor’s Office), and is therefore discussed above.

69.	In 1995, the Associação de Defesa da Saúde do Fumante (“ADESF”) class action was filed against Souza Cruz and Philip Morris in the São Paulo Lower Civil Court alleging that the defendants are liable to a class of smokers and former smokers for failing to warn of cigarette addiction. The case was stayed in 2004 pending the defendants’ appeal from a decision issued by the Lower Civil Court that held that the defendants had not met their burden of proving that cigarette smoking was not addictive or harmful to health.

70.	On 12 November 2008, the São Paulo Court of Appeals overturned the lower court’s unfavourable decision of 2004, returning the case to the lower court for production of evidence and a new judgment. Following production of evidence, on 16 May 2011, the lower court granted Souza Cruz’s motion to dismiss the action in its entirety on the merits. The plaintiffs’ appeal to the Sao Paolo Court of Appeals was unsuccessful. The plaintiffs then filed a Special Appeal to the Superior Court of Justice, which was rejected under procedural grounds on 20 February 2017. The plaintiffs filed an appeal of the rejection in the Superior Court of Justice on 15 March 2017.

Canada

71.	There are 11 class actions being brought in Canada against Group companies.

72.	Knight Class Action: The Supreme Court of British Columbia certified a class of all consumers who purchased Imperial cigarettes in British Columbia bearing “light” or “mild” descriptors since 1974. The plaintiff is seeking compensation for amounts spent on “light and mild” products and a disgorgement of profits from Imperial on the basis that the marketing of “light and mild” cigarettes was deceptive because it conveyed a false and misleading message that those cigarettes are less harmful than regular cigarettes.

73.	On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a parallel cost order of CAD$5 million from Imperial. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application was heard on 23 June 2017 and was dismissed on 23 August 2017. Notice to class members of certification was provided on 14 February 2018. The next anticipated steps include discovery related ones.

74.	Growers’ Class Action: In December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Phillip Morris International and JTI failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. JTI has sought indemnification pursuant to the JTI Indemnities (discussed below at paragraphs 118 to 119). The plaintiffs seek damages in the amount of CAD$50 million. Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. In December 2017, the plaintiffs proposed that the action proceed by way of individual actions as opposed to a class action. The parties are currently in discussions as to next steps.

BAT Annual Report and Form 20-F 2017	181

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments continued
75.	Quebec Class Actions: There are currently two class actions in Quebec. On 21 February 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers. The Court certified two classes, with the class definitions being revised in the judgment rendered 27 May 2015. One class consists of residents of Quebec who (a) smoked before 20 November 1998 at least 12 packs a year of cigarettes manufactured by the Defendants; and (b) were diagnosed before 12 March 2012 with: lung cancer, or cancer (squamous cell carcinoma) of the throat, or emphysema. The group also includes the heirs of persons deceased after 20 November 1998 who meet the criteria described above. The second consists of residents of Quebec who, as of 30 September 1998, were addicted to nicotine contained in cigarettes and who in addition meet the following three criteria: (a) they started smoking before 30 September 1994 by smoking cigarettes manufactured by the Defendants; (b) between 1 September and 30 September 1998 they smoked on average at least 15 cigarettes manufactured by the Defendants on a daily basis; and (c) they still smoked an average of at least 15 cigarettes manufactured by the Defendants as of 21 February 2005, or until their death if it occurred before that date. The group also includes the heirs of members who meet the criteria described above. Pursuant to the judgment, the plaintiffs were awarded damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and JTI in the amount of CAD$15.6 billion, of which Imperial’s share is CAD$10.4 billion. An appeal of the judgment was filed on 26 June 2015. The Court also awarded provisional execution pending appeal of CAD$1,131 billion, of which Imperial’s share was approximately CAD$742 million. This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD$5 billion to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security in the amount of CAD$984 million, of which Imperial’s share is CAD$758 million, was paid in seven equal quarterly instalments (of just over CAD$108 million) between 31 December 2015 and 30 June 2017 – see note 14. Imperial filed its Factum on Appeal on 11 December 2015 and the appeal was heard in November 2016. A decision is under reserve.

76.	Other Canadian Smoking and Health Class Actions: Seven putative class actions, described below, have been filed against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies, in various Canadian Provinces. In these cases, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of warranty, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a “special duty” to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability, and violations of various trade practices and competition statutes. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business, RJRT has tendered to JTI the defence of these seven actions (Semple, Kunka, Adams, Dorion, Bourassa, McDermid and Jacklin, discussed below). Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.
77.	In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan (Adams) and Alberta (Dorion) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. In Saskatchewan, the Company and Carreras Rothmans Limited have been released from the action, and the RJR Companies have brought a motion challenging the jurisdiction of the court. No date has been set in these cases with respect to the certification motion hearing. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba.

78.	In June 2010, two further smoking and health class actions were filed in British Columbia against various Canadian and non-Canadian tobacco-related entities, including Imperial, the UK Companies and the RJR Companies. The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have “smoked a minimum of 25,000 cigarettes”. The UK Companies, Imperial, the RJR Companies and other defendants objected to jurisdiction. Subsequently, the Company and Carreras Rothmans Limited were released from Bourassa and McDermid. Imperial, Industries, Investments and the RJR Companies remain as defendants in both actions. No certification motion hearing date has been set. The Plaintiffs were due to deliver certification motion materials by 31 January 2015, but have not yet done so.

79.	In June 2012, a new smoking and health class action was filed in Ontario (Jacklin) against various Canadian and non-Canadian tobacco-related entities, including UK Companies, Imperial and the RJR Companies. The claim is presently in abeyance.

Italy

80.	In or about June 2010, BAT Italia was served with a class action filed in the Civil Court of Rome by the consumer association, Codacons, and three class representatives. The plaintiffs primarily asserted addiction-related claims. The class action lawsuit was rejected at the first instance (Civil Court of Rome) and appellate (Rome Court of Appeal) court levels. In July 2012, Codacons filed an appeal before the Italian Supreme Court. At a hearing on 21 January 2015, the Public Prosecutor’s Office agreed that the appeal should be rejected, and the Supreme Court reserved its decision. On 1 February 2017, the Supreme Court rejected Codacons’ appeal. Codacons’ deadline to file a motion for rehearing before the Supreme Court falls on or about 5 March 2018.

Venezuela

81.	In April 2008, the Venezuelan Federation of Associations of Users and Consumers (“FEVACU”) and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. (“Cigarrera Bigott”) and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled. On 25 April 2017, Cigarrera Bigott requested the Court to declare the lapsing of the class action due to no proceedings taking place in the case in over a year. A ruling on the matter is yet to be issued.

(c) Individual personal injury claims

82.	As at 31 December 2017, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (69), Italy (24), Chile (7), Canada (7), Argentina (6) and Ireland (2). There were a further five jurisdictions with one active case only.

182	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued

Non-Tobacco Related Litigation

Reynolds American Inc. / Lorillard, Inc. Shareholder Litigation

83.	On 15 July 2014, RAI announced that it had entered into a definitive merger agreement with Lorillard, Inc. (“Lorillard”), whereby RAI would acquire Lorillard in exchange for a combination of cash and RAI stock (the “Lorillard Transaction”). As part of this transaction, the Company executed a Share Purchase Agreement to acquire a sufficient number of RAI’s shares to maintain its approximately 42.2% equity stake in RAI after the merger.

84.	On 8 August 2014, the Company was named as a defendant in an action in state court in North Carolina (Corwin v British American Tobacco PLC) stemming from the announcement of the Lorillard Transaction. The action was brought on behalf of a putative class of RAI’s shareholders alleging that the Company is a controlling shareholder of RAI and breached its fiduciary duty to the other RAI’s shareholders in connection with the Lorillard Transaction. RAI and the members of the RAI Board of Directors were also named as defendants.

85.	RAI believed that the Corwin action was without merit. However, to eliminate certain burdens, expenses and uncertainties, on 17 January 2015, RAI and the director defendants in Corwin entered into the North Carolina Memorandum of Understanding regarding the settlement of the disclosure claims asserted in that lawsuit. The North Carolina Memorandum of Understanding outlines the terms of the parties’ agreement in principle to settle and release the disclosure claims which were or could have been asserted in Corwin. In consideration of the partial settlement and release, RAI agreed to make certain supplemental disclosures to the Joint Proxy Statement/Prospectus, which it did on 20 January 2015. On 17 February 2016, the trial court approved the partial settlement, including the plaintiff’s unopposed request for US$415,000 in attorneys’ fees and costs. The partial settlement did not affect the consideration paid to Lorillard shareholders in connection with the Lorillard Merger.

86.	On 4 August 2015, the trial court granted the defendants’ motions to dismiss all of the remaining non-disclosure claims. On 28 August 2015, the court dismissed all claims against the Company. Among other things, the court found that the plaintiff had not properly alleged that the Company was a controlling shareholder of RAI and therefore that the Company did not owe a fiduciary duty to RAI’s other shareholders. The plaintiff appealed. On 20 December 2016, the North Carolina Court of Appeals affirmed the trial court’s dismissal of the claims against RAI and RAI’s Board of Directors on the grounds that the plaintiff could not state a direct claim against RAI’s Board of Directors for breach of fiduciary duties. That court reversed the trial court’s judgment with respect to the claims against the Company, finding the allegations that the Company was a controlling shareholder and breached its fiduciary duty to be sufficient to warrant further proceedings for the plaintiff to attempt to prove those allegations with evidence. On 4 January 2017, the Company moved to have the North Carolina Court of Appeals rehear the case en banc, and that motion was denied on 2 February 2017. On 17 February 2017, the Company filed a petition for discretionary review with the North Carolina Supreme Court, which the plaintiff opposed on 27 February 2017. On 9 June 2017, the North Carolina Supreme Court allowed the Company’s petition for discretionary review. Briefing in the North Carolina Supreme Court concluded on 23 August 2017, and oral argument was held on 9 January 2018.

BAT / Reynolds American Inc. Shareholder Litigation

87.	Following the Company’s acquisition of the remaining 57.8% of RAI in July 2017, pursuant to North Carolina law, under which RAI was incorporated, a number of RAI stockholders dissented and asserted their rights to a judicial appraisal of the value of their RAI stock. On 29 November 2017, RAI filed a Complaint for Judicial Appraisal in state court in North Carolina against 20 dissenting stockholders, comprised of three groups of affiliated entities. The complaint asks the court to determine the fair value of the dissenting stockholders’ shares in RAI and any accrued interest. An initial case management conference is set for 9 March 2018.

Fontem Patent Litigation

88.	On 4 April 2016, a case was filed in federal court in California, Fontem Ventures B.V. and Fontem Holdings 1 B.V. v R.J. Reynolds Vapor Company, which alleges that VUSE products infringe four patents owned by Fontem purportedly directed to e-cigarettes. On 3 May 2016, Fontem filed a second complaint asserting that the VUSE products infringe two additional Fontem patents purportedly directed to e-cigarettes. On 22 June 2016, Fontem filed a third complaint asserting that the VUSE products infringe one additional Fontem patent purportedly directed to e-cigarettes. RJR Vapor filed an answer in the first case on 27 June 2016, and an amended answer on 25 July 2016. RJR Vapor also filed answers in the second and third cases on 25 July 2016. On 29 June 2016, RJR Vapor filed a motion to transfer the three cases to the Middle District of North Carolina, which was granted on 8 August 2016. On 14 December 2016, the transferred cases were consolidated with lead case Fontem Ventures B.V. and Fontem Holdings 1 B.V. v R.J. Reynolds Vapor Company, 16-cv-1255 (M.D.N.C.). On 1 March 2017, Fontem filed a fourth complaint in the Middle District of North Carolina asserting that the VUSE products infringe eight additional Fontem patents. RJR Vapor filed an answer to the fourth complaint on 24 April 2017. On 14 April 2017, Fontem filed a motion to amend the consolidated three prior actions to add certain Reynolds Companies as additional defendants, which was denied as moot on 30 May 2017, due to an agreed stipulation where the additional Reynolds entities agreed to be bound by any judgment and to provide discovery as if they were named parties. On 9 May 2017, the fourth action was also consolidated with the lead case. In the district court litigation, the parties are currently engaged in claim construction proceedings and fact discovery. Also, to date, RJR Vapor has filed 17 petitions for inter partes review against seven of the 15 asserted patents. Four of the petitions have been granted and 13 have been denied. The US Patent Office has issued final written decisions (“FWD”) in two of the granted IPRs. In one FWD, the Patent Office held all challenged claims unpatentable. In the other, the Patent Office held that RJR Vapor failed to show that the challenged claims are unpatentable. RJR Vapor filed a notice of appeal on 19 February 2018.

BAT Annual Report and Form 20-F 2017	183

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments continued

Fox River

Background to environmental liabilities arising out of contamination of the Fox River

89.	In Wisconsin, the authorities have identified potentially responsible parties (“PRPs”) to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls (“PCBs”) from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation (“NCR”).

90.	In NCR’s Form 10-K Annual Report for the year ended 31 December 2014, which is the most recent public source available, the total clean-up costs for the Fox River are estimated at US$825 million. This estimate is subject to uncertainties and does not include natural resource damages (“NRDs”). Total NRDs may range from US$nil to US$246 million.

91.	Industries’ involvement with the environmental liabilities arises out of indemnity arrangements which it became party to due to a series of transactions that took place from the late-1970s onwards and subsequent litigation brought by NCR against Industries and Appvion Inc. (“Appvion”) (a former Group subsidiary) in relation to those arrangements which was ultimately settled. US authorities have never identified Industries as a PRP.

92.	There has been a substantial amount of litigation in the United States involving NCR and Appvion regarding the responsibility for the costs of the clean-up operations. The US Government also brought enforcement proceedings against NCR and Appvion to ensure compliance with regulatory orders made in relation to the Fox River clean-up. This litigation has been settled through agreements with other PRPs and a form of settlement known as a Consent Decree with the US Government.

93.	The principal terms of the Consent Decree, in summary, are as follows:

a.	NCR will perform and fund all of the remaining Fox River remediation work by itself.

b.	The US Government enforcement proceedings will be settled, with NCR having no liability to meet the US Government’s claim for costs it has incurred in relation to the clean-up to date and only a secondary responsibility to meet certain future costs. NCR will have no liability to the US Government for NRDs.

c.	NCR will cease to pursue its contribution claims against the other PRPs and in return will receive contribution protection which means that the other PRPs will not be able to pursue their contribution claims against NCR. NCR will, however, have the right to reinstate its contribution claims if the other PRPs decide to continue to pursue certain contractual claims against NCR.

d.	Appvion will also cease to pursue its claims against the other PRPs to recover monies that it has spent on the clean-up and in return will receive contribution protection. Appvion will, however, have the right to reinstate its claims if the other PRPs decide to continue to pursue certain claims against Appvion.

94.	The Consent Decree was approved by the District Court in Wisconsin on 23 August 2017. The US Government enforcement action against NCR was terminated as a result of that order. The PRPs’ claims for contribution against NCR were dismissed by order of the District Court in Wisconsin given on 11 October 2017.
95.	On 20 October 2017 P.H. Glatfelter filed an appeal against the approval of the Consent Decree in the US Court of Appeals for the Seventh Circuit. The US Court of Appeals for the Seventh Circuit has ordered that written appeal briefs be filed by the parties by 19 March 2018. Any oral argument will follow later in 2018. The date of any ruling on the appeal is currently unknown.

Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River

96.	NCR has taken the position that, under the terms of a 1998 Settlement Agreement between it, Appvion and Industries and a 2005 arbitration award, Industries and Appvion generally had a joint and several obligation to bear 60% of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs’ contribution claims.

97.	Until May 2012, Appvion and Windward (another former Group subsidiary) paid the 60% share of the clean-up costs and Industries was never required to contribute. Around that time Appvion refused to continue to pay clean-up costs, leading to NCR demanding that Industries pay a 60% share.

98.	Industries commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR (the “English Indemnity Proceedings”) pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of 30 September 2014

99.	On 30 September 2014, Industries entered into the Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (“BTI”) (a wholly owned subsidiary of Industries). Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as a NCR-Appvion arbitration concerning Appvion’s indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up. Under the agreement, NCR has agreed to accept funding by Industries at the lower level of 50% of the ongoing clean-up related costs of the Fox River rather than the 60% referenced above; this remains subject to an ability to litigate at a later stage the extent of Industries’ liability in relation to Fox River clean-up related costs (including in respect of the 50% of costs that Industries has paid under the Funding Agreement to date). In addition Windward has contributed US$10 million of funding and Appvion has contributed US$25 million for Fox River and agreed to contribute US$25 million for the Kalamazoo River (see further below). Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.

100.	The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the “High Court”) against Sequana and the former Windward directors (the “Windward Dividend Claim”). That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million in 2008 and €135 million in 2009 (the “Dividend Payments”) and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the “BAT section 423 Claim”).

184	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued

101.	A trial of the Windward Dividend Claim and the BAT section 423 Claim took place before the English High Court between February and April 2016. Judgment was handed down by the High Court on 11 July 2016. The Court held that the 2009 Dividend Payment of €135 million was a transaction at an undervalue made with the intention of putting assets beyond the reach of Industries or of otherwise prejudicing Industries’ interests. It therefore contravened Section 423 of the Insolvency Act. The Court dismissed the Windward Dividend Claim. BTI sought permission to appeal in respect of the Judge’s findings in relation to the Windward Dividend Claim. Sequana sought permission to appeal the Judge’s findings in relation to the BAT section 423 Claim.

102.	On 13 and 16 January 2017 and 3 February 2017 further hearings took place to determine the precise form of relief to be awarded to Industries and to hear the parties’ applications for permission to appeal. Judgment was handed down on 10 February 2017. In respect of relief, the Court ordered that Sequana must pay BTI an amount up to the full value of the 2009 Dividend plus interest (which equates to around US$185 million). This figure is subject to increase as interest is continuing to accrue. Sequana must make an initial payment of around US$138.4 million and further payments going forward as and when Industries makes payments in respect of clean-up costs. In respect of appeals, the Court granted BTI and Sequana permission to appeal. The appeal hearing is expected to take place during June 2018. The Court also granted Sequana a stay in respect of the above payments. The stay was lifted in May 2017.

103.	In February 2017 Sequana entered into a process in France seeking court protection (the “Sauvegarde”). Sequana exited the Sauvegarde in June 2017. To date, Industries has not received any payments from Sequana.

104.	BTI has brought claims against certain of Windward’s former advisers, including Windward’s auditors at the time of the dividend payments, PricewaterhouseCoopers LLP (which claims were also assigned to BTI under the Funding Agreement). Those claims were subject to a consensual stay which BAT has terminated. PwC has indicated that it will be seeking a further stay.

105.	The sums Industries has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing US litigation. In 2016, Industries paid £6 million in respect of clean-up costs and is potentially liable for a further £159 million in future clean-up costs. Industries has a provision of £163 million which represents the current best estimate of its exposure – see note 21.

Kalamazoo

106.	Industries is aware that NCR is also being pursued by Georgia-Pacific, as the owner of a facility on the Kalamazoo River in Michigan which released PCBs into that river. Georgia-Pacific has been designated as a PRP in respect of the river.

107.	Georgia-Pacific contends that NCR is responsible for, or should contribute to, the clean-up costs, because:

a.	a predecessor to NCR’s Appleton Papers Division sold “broke” containing PCBs to Georgia-Pacific or others for recycling;

b.	NCR itself sold paper containing PCBs to Georgia-Pacific or others for recycling; and/or

c.	NCR is liable for sales to Georgia-Pacific or others of PCB-containing broke by Mead Corporation, which, like the predecessor to NCR’s Appleton Papers Division, coated paper with the PCB containing emulsion manufactured by NCR.
108.	A full trial on liability took place in February 2013. On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that broke sales constituted an arrangement for the disposal of hazardous material for the purposes of CERCLA. The decision was based on NCR’s knowledge of the hazards of PCBs from at least 1969. NCR will have the ability to appeal the ruling once a final judgment has been entered or it has been otherwise certified for appeal.

109.	The second phase of the Kalamazoo trial to determine the apportionment of liability amongst NCR, Georgia-Pacific and the other PRPs (International Paper Company and Weyerhaeuser Company) took place between September and December 2015. The parties are currently waiting for the Court to hand down its judgment. The court may or may not also rule on the allocation of future costs. Industries anticipates that NCR may seek to recover from Appvion (subject to a cap of US$25 million for “Future Sites” under the Funding Agreement. As described above Appvion entered Chapter 11 bankruptcy protection on 1 October 2017. The effect of the Chapter 11 proceedings on Appvion’s liability for Future Sites payments under the Funding Agreement is currently uncertain) and/or Industries 60% of any Kalamazoo clean-up costs for which it is found liable on the basis, it would be asserted, that the river constitutes a “Future Site” for the purposes of the Settlement Agreement. Industries has defences to any such claim by NCR. The Funding Agreement described above does not resolve any such claims, but does provide an agreed mechanism pursuant to which any surplus from the valuable recoveries of any third party claims that remains after all Fox River related clean-up costs have been paid and Industries and NCR have been made whole may be applied towards Kalamazoo clean-up costs, in the event that NCR were to be successful in any claim for a portion of them from Industries or Appvion (subject to Appvion’s cap). The quantum of the clean-up costs for the Kalamazoo River is presently unclear (as is the extent of NCR’s liability in respect of such costs), but could run into the hundreds of millions of dollars. A witness on behalf of Georgia-Pacific testified in the trial concerning apportionment of liability that the cost of performing future remediation in Operable Unit 5 of the Kalamazoo River was in the order of US$670 million. Operable Unit 5 is the Kalamazoo River itself, as distinct from the other Operable Units which are landfills or other facilities adjoining the Kalamazoo River. Remediation of these other Operable Units has largely been completed except for monitoring.

110.	As detailed above, Industries is taking active steps to protect its interests, including seeking to procure the repayment of the Windward dividends, pursuing the other valuable claims that are now within its control, and working with the other parties to the Funding Agreement to maximise recoveries from third parties with a view to ensuring that amounts funded towards clean up related costs are later recouped under the agreed repayment mechanisms under the Funding Agreement.

BAT Annual Report and Form 20-F 2017	185

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments continued

Other environmental matters

111.	RAI and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a potentially responsible party with third parties under the Comprehensive Environmental Response, Compensation and Liability Act with respect to several superfund sites. RAI and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of RAI or its subsidiaries.

Criminal investigations

112.	As previously reported by the Company, it has been investigating, through external legal advisors, allegations of misconduct and has been liaising with the UK’s Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. The company is cooperating with the SFO’s investigation.

113.	The outcomes of these matters will be decided by the relevant authorities or, if necessary, the courts. It is too early to predict the outcomes, but these could include the prosecution of individuals and/or of a Group company or companies. Accordingly, the potential for fines, penalties or other consequences cannot currently be assessed. As the investigation is ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Closed litigation matters

114.	The following matters on which the Company reported in the contingent liabilities and financial commitments note 28 to the Company’s 2016 financial statements have been dismissed, concluded or resolved as noted below:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition
Ratcliff	US (Seattle, Washington)	Company	Product liability asbestos matter	Dismissed as to the Company effective 30 May 2017
Khosravi	England	Company, B.A.T (U.K and Export), B.A.T. Pars Company	Alleged wrongdoing by former distributor	Claim dismissed at first instance and permission to appeal refused.
Georgian Competition Claim	Georgia	British American Tobacco Georgia	Alleged breach of local tobacco control and competition laws	Court of Appeal overturned the negative judgment and permission to appeal to the Supreme Court was refused.

General Litigation Conclusion

115.	While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.

116.	An adverse judgment was entered against one Group company, Imperial, in the Quebec class actions and an appeal has been made. If further adverse judgments are entered against any of the Group’s companies in any case, all avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in particular quarterly or annual periods could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation.

117.	Having regard to all these matters, with the exception of Fox River and certain Engle progeny cases identified above, and the US Department of Justice litigation, the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be material impact on the financial statements of the Group.

Other contingencies

118.	JTI Indemnities. By a purchase agreement dated 9 March 1999, amended and restated as of 11 May 1999, referred to as the 1999 Purchase Agreement, R.J. Reynolds Tobacco Holdings, Inc. (“RJR”) and RJRT sold their international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI against: (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJRT’s employee benefit and welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

119.	As described above, RJRT has received claims for indemnification from JTI, and several of these have been resolved. Although RJR and RJRT recognise that, under certain circumstances, they may have other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJRT disagree what circumstances described in such claims give rise to any indemnification obligations by RJR and RJRT and the nature and extent of any such obligation. RJR and RJRT have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date.

186	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued

120.	ITG Indemnity. In the purchase agreement relating to the divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of RAI and Lorillard, together with the transfer of certain employees and certain liabilities, to a wholly owned subsidiary of Imperial Brands plc (the “Divestiture”), RAI agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in connection with claims relating to the purchase or use of “blu” brand e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in actions filed after 12 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015.

121.	Loews Indemnity. In 2008, Loews Corporation (“Loews”), entered into an agreement with Lorillard, Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the “Separation Agreement”. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’ ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims). Loews is a defendant in three pending product liability actions, each of which is a putative class action. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases. Following the closing of the Lorillard merger, RJRT assumed Lorillard’s obligations under the Separation Agreement as was required under the Separation Agreement.

122.	SFRTI Indemnity. In connection with the 13 January 2016 sale by RAI of the international rights to the Natural American Spirit brand name and associated trademarks, along with SFR Tobacco International GmbH (“SFRTI”) and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV (“JTI Holding”), each of SFNTC, R.J. Reynolds Global Products, Inc., and R.J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before (a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning Natural American Spirit brand products consumed or intended to be consumed outside of the United States and (d) that the Natural American Spirit brand product is natural, organic, or additive free.
123.	Indemnification of Distributors and Retailers. RJRT, Lorillard Tobacco, Santa Fe, American Snuff Co. and RJR Vapor have entered into agreements to indemnify certain distributors and retailers from liability and related defence costs arising out of the sale or distribution of their products. Additionally, Santa Fe has entered into an agreement to indemnify a supplier from liability and related defence costs arising out of the sale or use of Santa Fe’s products. The cost has been, and is expected to be, insignificant. RJRT, Santa Fe, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.

124.	Except as otherwise noted above, RAI is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.

125.	Investments Indemnity. Investments has agreed to indemnify its supplier of crushable capsules in respect of liabilities (including damages and legal costs) that it may incur as a result of pending legal proceedings brought against its supplier regarding alleged patent infringement. Damages are currently being sought in the region of £40 million. The extent of Investments’ liability under the indemnity will depend upon the final outcome of those proceedings.

Tax Disputes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, amongst others, excise tax, value added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in these accounts in accordance with Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

The following matters may proceed to litigation:

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of R$1,436 million (£320 million) to cover tax, interest and penalties.

Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006) Souza Cruz appeal was rejected in 2013 although the written judgement of that tribunal was received in 2016. Souza Cruz have appealed the decision. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015 a further reassessment for the same period (2007 and 2008) was raised after the 5 year statute of limitation. This has been appealed to the administrative level special chamber.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.

BAT Annual Report and Form 20-F 2017	187

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

South Africa

In 2011 the South African Revenue Service (SARS) challenged the debt financing of British American Tobacco South Africa (BATSA) and reassessed the years 2006 to 2008. BATSA has objected to and appealed this reassessment. In 2014, SARS also reassessed the years 2009 and 2010. In 2015, BATSA filed formal Notices of Appeal and detailed objection letters against the 2009 and 2010 assessments and has reserved its right to challenge the constitutionality of the assessments at a later date. In 2016, SARS filed a Statement of Grounds of Assessment and BATSA filed its Statement of Grounds of Appeal in early 2017. BATSA is currently waiting to receive SARS’ response to the Statement of Grounds of Appeal and its notice of discovery. Across the period from 2006 to 2010 the reassessments are for R2.01 billion (£120 million) covering both tax and interest.

Netherlands

The Dutch tax authority has issued assessments for the years 2004 and 2005, and 2008 through to 2013 in the sum of €199 million (£177 million) to cover tax, interest and penalties. The assessments relate to a number of intra-group transactions. On the same issues, for periods through to 2016 an additional aggregate sum of €64 million (£57 million) covering tax, interest and penalties is expected to be assessed. Further challenges relating to other intra-group transactions arising in the 2016 year could potentially also be assessed by the Dutch Tax authority.

The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary. The Group does not consider it appropriate to make provision for these amounts assessed nor for any potential further amounts which may be assessed in relation to these matters in subsequent years.

While the amounts that may be payable or receivable in relation to tax disputes could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

VAT and duty disputes

Bangladesh

The operating company is in receipt of a retrospective notice of imposition and realisation of VAT and supplementary duty on low price category brands from the National Board of Revenue (NBR) for approximately £160 million. The company is alleged to have evaded tax by selling the products in the low price segments rather than the mid-tier price segments. Management believe that the claims are unfounded. On 13 November 2017, the appeal was admitted and the appeal hearing is scheduled for 13 February 2018.

Operating leases

Total future minimum lease payments under non-cancellable operating leases comprise leases where payments fall due:

	2017 £m	2016 £m
Property
Within one year	75	45
Between one and five years	183	104
Beyond five years	117	50
	375	199
Plant and equipment
Within one year	32	18
Between one and five years	38	23
	70	41

Performance guarantees

As shown in note 24, as part of the acquisition of TDR in 2015, the Group has committed to keeping the manufacturing facility in Kanfanar, Croatia, operational for at least five years following completion of the acquisition. A similar commitment was given in respect of the packaging plant in Rovinj, Croatia. The maximum exposure under these guarantees is £46 million (2016: £42 million).

188	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

29 Interests in subsidiaries

Subsidiaries with material non-controlling interests

Non-controlling interests principally arise from the Group’s listed investment in Malaysia (British American Tobacco (Malaysia) Berhad), where the Group held 50% of the listed holding company in both 2016 and 2015. The Group has assessed that it exercises de facto control over Malaysia as it has the practical ability to direct the business through effective control of the company’s board as a result of the Group controlling the largest shareholding block in comparison to other shareholdings which are widely dispersed. Summarised financial information for Malaysia is shown below as required by IFRS 12. As part of the Group’s reporting processes, Malaysia reports consolidated financial information for the Malaysia group which has been adjusted to comply with Group accounting policies which may differ to local accounting practice. Goodwill in respect of Malaysia, which arose as a result of the acquisition of the Rothmans group referred to in note 9, has not been included as part of the net assets below. In addition, no adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2017 £m	2016 £m	2015 £m
Revenue	253	334	422
Profit for the year	89	129	152
– Attributable to non-controlling interests	44	64	76
Total comprehensive income	87	146	136
– Attributable to non-controlling interests	43	73	68
Dividends paid to non-controlling interests	(64)	(59)	(75)
Summary net assets:
Non-current assets	18	31	43
Current assets	101	103	74
Non-current liabilities	(5)	(4)	(8)
Current liabilities	(120)	(94)	(99)
Total equity at the end of the year	(6)	36	10
– Attributable to non-controlling interests	(3)	18	5
Net cash generated from operating activities	67	108	164
Net cash generated in investing activities	14	45	1
Net cash used in financing activities	(86)	(151)	(161)
Differences on exchange	(1)	1
Increase/(decrease) in net cash and cash equivalents	(6)	3	4
Net cash and cash equivalents at 1 January	8	5	1
Net cash and cash equivalents at 31 December	2	8	5

Other shareholdings

The Group holds 92% (2016: 92%; 2015: 85%) of the equity shares of PT Bentoel Internasional Investama Tbk (“Bentoel”). In 2011, the Group sold 984 million shares, representing approximately 14% of Bentoel’s share capital, for the purposes of fulfilling certain obligations pursuant to Bapepam LK (Indonesia) takeover regulations. The Group simultaneously entered into a total return swap on 971 million of the shares. In June 2016, the Group and other investors participated in a rights issue by Bentoel, increasing its stake in Bentoel to 92%. Simultaneously, the Group amended the total return swap to take account of an additional 1,684 million shares. The shares subject to the total return swap now represent 7% of Bentoel’s issued capital. While the Group does not have legal ownership of these shares, it retains the risks and rewards associated with them which results in the Group continuing to recognise an effective interest in 99% of Bentoel’s net assets and results.

For information on the Group’s 42% investment in Tisak d.d. see note 11.

BAT Annual Report and Form 20-F 2017	189

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information

The following condensed consolidating financial information relates to the guarantees of: US$12.2 billion RAI unsecured notes (referred to as “RB” below) and US$231 million of Lorillard unsecured notes (referred to as “LB” below). The subsidiaries disclosed below are wholly owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (parent guarantor of RB and LB), referred to as “BAT p.l.c.” in financials below;

b.	Reynolds American Inc. (issuer of RB, subsidiary guarantor of LB), referred to as “RAI” in financials below;

c.	R.J. Reynolds Tobacco Company (issuer of LB), referred to as “RJRT” in financials below;

d.	R.J. Reynolds Tobacco Holdings Inc. (subsidiary guarantor of RB and LB), referred to as “RJRTH” in financials below;

e.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;

f.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and

g.	the BAT Group on a consolidated basis.

The condensed consolidating financial information has been prepared as a requirement of the Regulation S-X 3-10. All financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group) it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

	Condensed consolidated income statement
							2017 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	3,517	–	–	16,886	(111)	20,292
Raw materials and consumables used	–	(346)	–	–	(4,286)	112	(4,520)
Changes in inventories of finished goods and work in progress	–	(7)	–	–	(507)	1	(513)
Employee benefit costs	(8)	(117)	(35)	(2)	(2,525)	8	(2,679)
Depreciation, amortisation and impairment costs	–	(28)	–	–	(874)	–	(902)
Other operating income	–	7	34	–	1,859	(1,756)	144
Other operating expenses	(101)	(2,889)	(6)	–	(4,207)	1,857	(5,346)
(Loss)/profit from operations	(109)	137	(7)	(2)	6,346	111	6,476
Net finance income/(costs)	3	11	(190)	9	(916)	(11)	(1,094)
Share of post-tax results of associates and joint ventures	–	–	–	–	24,209	–	24,209

Profit before taxation	(106)	148	(197)	7	29,639	100	29,591
Taxation on ordinary activities	–	(255)	61	(3)	8,310	–	8,113
Equity income from subsidiaries	37,704	3,870	4,259	3,893	–	(49,726)	–
Profit for the year	37,598	3,763	4,123	3,897	37,949	(49,626)	37,704
Attributable to:
Owners of the parent	37,598	3,763	4,123	3,897	37,778	(49,626)	37,533
Non-controlling interests	–	–	–	–	171	–	171
	37,598	3,763	4,123	3,897	37,949	(49,626)	37,704

190	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Income Statement
							2016 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	–	–	–	14,751	–	14,751
Raw materials and consumables used	–	–	–	–	(3,777)	–	(3,777)
Changes in inventories of finished goods and work in progress	–	–	–	–	44	–	44
Employee benefit costs	(7)	–	–	–	(2,274)	7	(2,274)
Depreciation, amortisation and impairment costs	–	–	–	–	(607)	–	(607)
Other operating income	–	–	–	–	176	–	176
Other operating expenses	(75)	–	–	–	(3,658)	75	(3,658)
(Loss)/profit from operations	(82)	–	–	–	4,655	82	4,655
Net finance (costs)/income	(54)	–	–	–	(637)	54	(637)
Share of post-tax results of associates and joint ventures	–	–	–	–	2,227	–	2,227

Profit before taxation	(136)	–	–	–	6,245	136	6,245
Taxation on ordinary activities	–	–	–	–	(1,406)	–	(1,406)
Equity income from subsidiaries	4,839	–	–	–	–	(4,839)	–
Profit for the year	4,703	–	–	–	4,839	(4,703)	4,839
Attributable to:
Owners of the parent	4,703	–	–	–	4,648	(4,703)	4,648
Non-controlling interests	–	–	–	–	191	–	191
	4,703	–	–	–	4,839	(4,703)	4,839

BAT Annual Report and Form 20-F 2017	191

Financial Statements

Notes on the Accounts continued

30	Condensed consolidating financial information continued

	Condensed Consolidated Income Statement
							2015 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	–	–	–	13,104	–	13,104
Raw materials and consumables used	–	–	–	–	(3,217)	–	(3,217)
Changes in inventories of finished goods and work in progress	–	–	–	–	184	–	184
Employee benefit costs	(2)	–	–	–	(2,039)	2	(2,039)
Depreciation, amortisation and impairment costs	–	–	–	–	(428)	–	(428)
Other operating income	–	–	–	–	225	–	225
Other operating expenses	(66)	–	–	–	(3,272)	66	(3,272)
(Loss)/profit from operations	(68)	–	–	–	4,557	68	4,557
Net finance (costs)/income	(36)	–	–	–	62	36	62
Share of post-tax results of associates and joint ventures	–	–	–	–	1,236	–	1,236

Profit before taxation	(104)	–	–	–	5,855	104	5,855
Taxation on ordinary activities	–	–	–	–	(1,333)	–	(1,333)
Equity income from subsidiaries	4,522	–	–	–	–	(4,522)	–
Profit for the year	4,418	–	–	–	4,522	(4,418)	4,522

Attributable to:
Owners of the parent	4,418	–	–	–	4,290	(4,418)	4,290
Non-controlling interests	–	–	–	–	232	–	232
	4,418	–	–	–	4,522	(4,418)	4,522

192	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

30	Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income
							2017 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	37,598	3,763	4,123	3,897	37,949	(49,626)	37,704
Other comprehensive expense Items that may be reclassified subsequently to profit or loss:	–	–	–	–	(3,812)	–	(3,812)
Differences on exchange	–	–	–	–	(4,010)	–	(4,010)
Cash flow hedges	–	–	–	–	(171)	–	(171)
Available-for-sale investments	–	–	–	–	(22)	–	(22)
Net investment hedges	–	–	–	–	357	–	357
Tax on items that may be reclassified	–	–	–	–	34	–	34
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	681	–	681
Retirement benefit schemes	–	–	–	–	852	–	852
Tax on items that will not be reclassified	–	–	–	–	(171)	–	(171)

Total other comprehensive expense for the year, net of tax	–	–	–	–	(3,131)	–	(3,131)
Share of subsidiaries OCI (other reserves)	681	–	–	–	–	(681)	–
Share of subsidiaries OCI (retained earnings)	(3,812)	–	–	–	–	3,812	–
Total comprehensive income for the year, net of tax	34,467	3,763	4,123	3,897	34,818	(46,495)	34,573
Attributable to:
Owners of the parent	34,467	3,763	4,123	3,897	34,651	(46,495)	34,406
Non-controlling interests	–	–	–	–	167	–	167
	34,467	3,763	4,123	3,897	34,818	(46,495)	34,573

BAT Annual Report and Form 20-F 2017	193

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income
							2016 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	4,703	–	–	–	4,839	(4,703)	4,839
Other comprehensive income Items that may be reclassified subsequently to profit or loss:	–	–	–	–	1,760	–	1,760
Differences on exchange	–	–	–	–	2,695	–	2,695
Cash flow hedges	–	–	–	–	55	–	55
Available-for-sale investments	–	–	–	–	(10)	–	(10)
Net investment hedges	–	–	–	–	(961)	–	(961)
Tax on items that may be reclassified	–	–	–	–	(19)	–	(19)
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	(173)	–	(173)
Retirement benefit schemes	–	–	–	–	(209)	–	(209)
Tax on items that will not be reclassified	–	–	–	–	36	–	36

Total other comprehensive income for the year, net of tax	–	–	–	–	1,587	–	1,587
Share of subsidiaries OCI (other reserves)	(173)	–	–	–	–	173	–
Share of subsidiaries OCI (retained earnings)	1,760	–	–	–	–	(1,760)	–
Total comprehensive income for the year, net of tax	6,290	–	–	–	6,426	(6,290)	6,426
Attributable to:
Owners of the parent	6,290	–	–	–	6,180	(6,290)	6,180
Non-controlling interests	–	–	–	–	246	–	246
	6,290	–	–	–	6,426	(6,290)	6,426

194	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income
							2015 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	4,418	–	–	–	4,522	(4,418)	4,522
Other comprehensive expense Items that may be reclassified subsequently to profit or loss:	–	–	–	–	(849)	–	(849)
Differences on exchange	–	–	–	–	(670)	–	(670)
Cash flow hedges	–	–	–	–	(129)	–	(129)
Available-for-sale investments	–	–	–	–	5	–	5
Net investment hedges	–	–	–	–	(76)	–	(76)
Tax on items that may be reclassified	–	–	–	–	21	–	21
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	263	–	263
Retirement benefit schemes	–	–	–	–	286	–	286
Tax on items that will not be reclassified	–	–	–	–	(23)	–	(23)

Total other comprehensive expense for the year, net of tax	–	–	–	–	(586)	–	(586)
Share of subsidiaries OCI (other reserves)	263	–	–	–	–	(263)	–
Share of subsidiaries OCI (retained earnings)	(849)	–	–	–	–	849	–
Total comprehensive income for the year, net of tax	3,832	–	–	–	3,936	(3,832)	3,936
Attributable to:
Owners of the parent	3,832	–	–	–	3,757	(3,832)	3,757
Non-controlling interests	–	–	–	–	179	–	179
	3,832	–	–	–	3,936	(3,832)	3,936

BAT Annual Report and Form 20-F 2017	195

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Balance Sheet
	2017 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Intangible assets	–	2,780	–	7,284	107,722	(1)	117,785
Property, plant and equipment	–	677	2	–	4,204	(1)	4,882
Investments in subsidiaries	58,300	17,217	29,165	18,972	–	(123,654)	–
Investments in associates and joint ventures	–	–	–	–	1,577	–	1,577
Retirement benefit assets	–	–	–	–	1,123	–	1,123
Deferred tax assets	–	306	16	4	(9)	–	317
Trade and other receivables	–	23	860	42	826	(995)	756
Available-for-sale investments	–	–	–	–	42	–	42
Derivative financial instruments	–	–	–	–	590	–	590
Total non-current assets	58,300	21,003	30,043	26,302	116,075	(124,651)	127,072
Inventories	–	721	–	–	5,144	(1)	5,864
Income tax receivable	–	–	339	–	121	–	460
Trade and other receivables	7,365	–	571	9	5,725	(9,617)	4,053
Available-for-sale investments	–	–	–	–	65	–	65
Derivative financial instruments	–	–	–	–	228	–	228
Cash and cash equivalents	5	2	2	–	3,287	(5)	3,291
	7,370	723	912	9	14,570	(9,623)	13,961
Assets classified as held-for-sale	–	–	–	–	5	–	5
Total current assets	7,370	723	912	9	14,575	(9,623)	13,966
Total assets	65,670	21,726	30,955	26,311	130,650	(134,274)	141,038
Equity – Capital and reserves
Share capital	614	14,070	13,509	21,260	1,297	(50,136)	614
Share premium, capital redemption and merger reserves	22,939	–	–	–	26,602	(22,939)	26,602
Other reserves	805	(25)	(24)	(24)	(3,395)	(732)	(3,395)
Retained earnings	36,556	5,170	6,276	5,055	37,409	(53,483)	36,983
Owners of the parent	60,914	19,215	19,761	26,291	61,913	(127,290)	60,804
Non-controlling interests	–	–	–	–	222	–	222
Total equity	60,914	19,215	19,761	26,291	62,135	(127,290)	61,026
Liabilities
Borrowings	1,571	186	8,212	–	35,629	(1,571)	44,027
Retirement benefit liabilities	–	926	42	20	833	–	1,821
Deferred tax liabilities	–	–	–	–	17,129	–	17,129
Other provisions for liabilities	–	1	–	–	353	–	354
Trade and other payables	8	18	102	–	1,933	(1,003)	1,058
Derivative financial instruments	–	–	–	–	79	–	79
Total non-current liabilities	1,579	1,131	8,356	20	55,956	(2,574)	64,468
Borrowings	2,058	40	1,009	–	4,374	(2,058)	5,423
Income tax payable	–	23	–	–	698	(1)	720
Other provisions for liabilities	–	4	–	–	395	–	399
Trade and other payables	1,119	1,313	1,829	–	6,937	(2,351)	8,847
Derivative financial instruments	–	–	–	–	155	–	155
Total current liabilities	3,177	1,380	2,838	–	12,559	(4,410)	15,544
Total equity and liabilities	65,670	21,726	30,955	26,311	130,650	(134,274)	141,038

196	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Balance Sheet
							2016 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Intangible assets	–	–	–	–	12,117	–	12,117
Property, plant and equipment	–	–	–	–	3,661	–	3,661
Investments in subsidiaries	7,667	–	–	–	–	(7,667)	–
Investments in associates and joint ventures	–	–	–	–	9,507	–	9,507
Retirement benefit assets	–	–	–	–	455	–	455
Deferred tax assets	–	–	–	–	436	–	436
Trade and other receivables	–	–	–	–	599	–	599
Available-for-sale investments	–	–	–	–	43	–	43
Derivative financial instruments	–	–	–	–	596	–	596
Total non-current assets	7,667	–	–	–	27,414	(7,667)	27,414
Inventories	–	–	–	–	5,793	–	5,793
Income tax receivable	–	–	–	–	69	–	69
Trade and other receivables	7,289	–	–	–	3,884	(7,289)	3,884
Available-for-sale investments	–	–	–	–	15	–	15
Derivative financial instruments	–	–	–	–	375	–	375
Cash and cash equivalents	5	–	–	–	2,204	(5)	2,204
	7,294	–	–	–	12,340	(7,294)	12,340
Assets classified as held-for-sale	–	–	–	–	19	–	19
Total current assets	7,294	–	–	–	12,359	(7,294)	12,359
Total assets	14,961	–	–	–	39,773	(14,961)	39,773
Equity – Capital and reserves
Share capital	507	–	–	–	507	(507)	507
Share premium, capital redemption and merger reserves	268	–	–	–	3,931	(268)	3,931
Other reserves	(362)	–	–	–	413	362	413
Retained earnings	10,829	–	–	–	3,351	(10,849)	3,331
Owners of the parent	11,242	–	–	–	8,202	(11,262)	8,182
Non-controlling interests	–	–	–	–	224	–	224
Total equity	11,242	–	–	–	8,426	(11,262)	8,406
Liabilities
Borrowings	–	–	–	–	16,488	–	16,488
Retirement benefit liabilities	–	–	–	–	826	–	826
Deferred tax liabilities	–	–	–	–	652	–	652
Other provisions for liabilities	–	–	–	–	386	–	386
Trade and other payables	8	–	–	–	1,040	(8)	1,040
Derivative financial instruments	–	–	–	–	119	–	119
Total non-current liabilities	8	–	–	–	19,511	(8)	19,511
Borrowings	3,621	–	–	–	3,007	(3,621)	3,007
Income tax payable	–	–	–	–	558	–	558
Other provisions for liabilities	–	–	–	–	407	–	407
Trade and other payables	90	–	–	–	7,315	(70)	7,335
Derivative financial instruments	–	–	–	–	549	–	549
Total current liabilities	3,711	–	–	–	11,836	(3,691)	11,856
Total equity and liabilities	14,961	–	–	–	39,773	(14,961)	39,773

BAT Annual Report and Form 20-F 2017	197

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Cash Flow Statement
							2017 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in)/generated from operating activities	(12)	(1,860)	(270)	(11)	7,488	12	5,347
Net cash (used in)/generated from investing activities	2	(88)	1,116	1	(19,512)	(63)	(18,544)
Net cash (used in)/generated from financing activities	10	1,950	(844)	10	21,030	(7,397)	14,759
Net cash flows (used in)/generated from operating, investing and financing activities	–	2	2	–	9,006	(7,448)	1,562
Differences on exchange	–	–	–	–	(391)	–	(391)
(Decrease)/increase in net cash and cash equivalents in the year	–	2	2	–	8,615	(7,448)	1,171
Net cash and cash equivalents at 1 January*	5	–	–	–	1,646	–	1,651
Net cash and cash equivalents at 31 December	5	2	2	–	10,261	(7,448)	2,822

	Condensed Consolidated Cash Flow Statement
							2016 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in)/generated from operating activities	(23)	–	–	–	4,610	23	4,610
Net cash (used in)/generated from investing activities	24	–	–	–	(571)	(93)	(640)
Net cash (used in)/generated from financing activities	–	–	–	–	1,746	(5,975)	(4,229)
Net cash flows (used in)/generated from operating, investing and financing activities	1	–	–	–	5,785	(6,045)	(259)
Differences on exchange	1	–	–	–	179	–	180
(Decrease)/increase in net cash and cash equivalents in the year	2	–	–	–	5,964	(6,045)	(79)
Net cash and cash equivalents at 1 January*	3	–	–	–	1,727	–	1,730
Net cash and cash equivalents at 31 December	5	–	–	–	7,691	(6,045)	1,651

	Condensed Consolidated Cash Flow Statement
							2015 £m
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in)/generated from operating activities	61	–	–	–	4,712	(53)	4,720
Net cash (used in)/generated from investing activities	34	–	–	–	(3,920)	(105)	(3,991)
Net cash (used in)/generated from financing activities	(95)	–	–	–	982	(1,106)	(219)
Net cash flows (used in)/generated from operating, investing and financing activities	–	–	–	–	1,774	(1,264)	510
Differences on exchange	(1)	–	–	–	(271)	–	(272)
(Decrease)/increase in net cash and cash equivalents in the year	(1)	–	–	–	1,503	(1,264)	238
Net cash and cash equivalents at 1 January*	4	–	–	–	1,488	–	1,492
Net cash and cash equivalents at 31 December	3	–	–	–	2,991	(1,264)	1,730

*	The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuers, subsidiary guarantors and non-guarantor subsidiaries.»

198	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Group companies and undertakings

This disclosure is made in accordance with Section 409 of the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended by The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015. A full list of subsidiary undertakings, associates and joint ventures and joint operations as defined by IFRS (showing the country of incorporation, effective percentage of equity shares held and full registered office addresses) as at 31 December 2017 is disclosed below.

The subsidiary undertakings that are held directly by British American Tobacco p.l.c. (the ultimate parent company) are indicated thus*; all others are held by sub-holding companies.

Unless otherwise stated, the equity shares held are in the form of ordinary shares or common stock, except for those indicated thus#, which include preference shares. The effective percentage of equity shares held in subsidiary undertakings is 100% unless otherwise stated. Further, where the effective percentage of equity shares held by the sub-holding company is different from that held by British American Tobacco p.l.c., the percentage of equity shares held by British American Tobacco p.l.c. is indicated thus^ and is shown after the percentage interest held by the sub-holding company.

The results of a number of these subsidiary undertakings principally affect the financial statements of the Group. These principal subsidiary undertakings are highlighted in grey and are considered to be the main corporate entities in those countries which, in aggregate, contributed over 76% of the Group revenue and profit from operations.

Subsidiary Undertakings

Albania
Rruga e Kavajes, Ish Kombinati Ushqimor, Tirana, Albania
British American Tobacco - Albania SH.P.K.
Algeria
Industrial Zone, Cheraga, El Omrane, Ouled Fayet Road, Lot 04 Ilot 789, Algiers, Algeria
British American Tobacco (Algérie) S.P.A. (51%)
Angola
Viana Park, Polo Industrial, Viana, Luanda, Angola
Agrangol Limitada (77%)
British American Tobacco - B.A.T. Angola, Limitada (i)
Fabrica de Tabacos de Cacuso (51%)
SETA, Sarl (98%)
Sociedade Geral de Distribuição e Comércio, Limitada
Sociedade Industrial Tabacos Angola LDA (76.60%)
Sociedade Unificada Tabacos Angola LDA (76.30%)
Argentina
San Martín 140, Floor 14, City of Buenos Aires, Argentina
British American Tobacco Argentina S.A.I.C.y F. (99.98%)
Australia
166 William Street, Woolloomooloo, NSW 2011, Australia
American Cigarette Company (Overseas) Pty. Limited
British American Tobacco (Australasia Holdings) Pty Limited
British American Tobacco Australasia Limited
British American Tobacco Australia Limited
British American Tobacco Australia Overseas Pty Limited
British American Tobacco Australia Services Limited
British American Tobacco Manufacturing Australia Pty Ltd.
Martins of Piccadilly Pty Ltd
Rothmans Asia Pacific Limited #
The Benson & Hedges Company Pty. Limited
The Nelson Tobacco Manufacturing Corporation Pty. Ltd
W.D. & H.O. Wills Holdings Limited
Wills (Pagewood) Pty Limited
Austria
Dr. Karl Lueger Platz 5, 1010, Wien, Austria
British American Tobacco (Austria) GmbH
Bahrain
Unit 1, Building 2126, Road 1734, Block 117, Hidd Town, Bahrain
British American Tobacco Middle East S.P.C.
Bangladesh
New DOHS Road, Mohakhali, Dhaka 1206, Bangladesh
British American Tobacco Bangladesh Company Limited (72.91%)

Barbados
Braemar Court, Deighton Road, St. Michael, Barbados
B.C.O., Inc
Chancery Chambers, Chancery House, High Street, Bridgetown, Barbados
Southward Insurance Ltd.
Belarus
7th Floor, 3 Kuprevicha Str., Minsk, 220141, Belarus
British-American Tobacco Trading Company Foreign Trading Unitary Enterprise
Belgium
Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom
British American Tobacco Holdings Belgium N.V.
Nieuwe Gentsesteenweg 21, 1702 Groot-Bijgaarden, Belgium
British American Tobacco Belgium S.A.
Tabacofina-Vander Elst N.V.
Rue de Koninck 38, 1080 Sint-Jans-Molenbeek, Belgium
British American Tobacco Co-ordination Centre/L.P. Co-ordination Centre VOF
Benin
Cotonou, Lot Numbero H19, Quartiers Les Cocotiers, 01 BP 2520, Benin
British American Tobacco Benin SA
Bolivia
La Paz, Calle 3 No. 260, La Paz, Bolivia
BAT Bolivia S.R.L.
Bosnia and Herzegovina
Blajburških žrtava br. 62, Mostar, Bosnia and Herzegovina
TOBACCO PRESS d.o.o. Mostar
Carice Milice, 11 78000, Banja Luka, Bosnia and Herzegovina
British American Tobacco d.o.o. Banja Luka
Fra Dominka Mandica 24 A, 88220 Široki Brijeg, Bosnia and Herzegovina
IPRESS d.o.o.
Ulica Carice Milice br. 11, 78000 Banja Luka, Bosnia and Herzegovina
British American Tobacco - BAT - BL d.o.o.
ul. Azize Šaćirbegović 1, 71000 Sarajevo-Novo Sarajevo, Bosnia and Herzegovina
TDR d.o.o. Sarajevo
ul. Kolodvorska 12, 71000 Sarajevo-Novo Sarajevo, Bosnia and Herzegovina
iNovine BH d.o.o.
Opresa d.d.
ul. Kralja Petra I Karadordevica br. 82, 78000 Banja Luka, Bosnia and Herzegovina
FDBL-B d.o.o. Banja Luka

BAT Annual Report and Form 20-F 2017	199

Financial Statements

Group companies and undertakings continued

Botswana
Plot 64518, Fairgrounds, Office Park, Gaborone, Botswana
British American Tobacco Botswana (Pty) Limited
Business Venture Investments Botswana 6773 (Pty) Ltd.
Brazil
Rua Candelaria 66, Rio de Janeiro, Brazil
Yolanda Participacoes S.A.
Rua Candelaria 66, Salas 101 a 1201, Rio de Janeiro, Brazil
Souza Cruz LTDA
Brunei Darussalam
6th Floor, Bang Hj Ahmad Laksamana Othman, 38-39, Jalan Sultan, Bandar Seri Begawan BS8811, Brunei Darussalam
Commercial Marketers and Distributors Sdn. Bhd. (100%) (50%) ^
Bulgaria
115 M, Tsarigradsko Shose Blvd., Building D, Floor 5, Sofia, Mladost Municipality, 1784, Bulgaria
British American Tobacco Trading EOOD
425, Tsarigradsko Shose Blvd., Warehouse Base 2, Warehouse (205 - 208) - (219 - 222), Pancharevo Municipality, 1000, Sofia, Bulgaria
Express Logistics and Distribution EOOD
Burkina Faso
Ouagadougou, Avenue Yennega, BP: 882, Ouagadougou, Burkina Faso
Tobacco Marketing Consultant Burkina Faso SARL
Burundi
Avenue de L’Uprona a Bujumbura, BP 345, Burundi
Tabarundi SARL
Cambodia
1121 National Road 2, Prek Tanou Village, Sangkat Chak Ang Re Leu, Khan Mean Chey, Phnom Penh, Kingdom of Cambodia
British American Tobacco (Cambodia) Limited (71%)
British American Tobacco (Cambodge) International Limited
Cameroon
Rue Njo Njo, Bonapriso - B.P. 259, Douala, Cameroon
British American Tobacco Cameroun S.A. (99.75%)
Canada
30 Pedigree Court, Brampton, Ontario, L6T 5T8, Canada
Imperial Tobacco Canada Limited
3711 St-Antoine West, Montreal, Quebec, H4C 3P6, Canada
Allan Ramsay and Company Limited
Cameo Inc.
Genstar Corporation (ii)
Imperial Brands Limited
Imperial Tobacco Company Limited
Imperial Tobacco Products Limited
Imperial Tobacco Services Inc.
John Player & Sons Limited
Liggett & Myers Tobacco Company of Canada Limited (iii)
Marlboro Canada Limited
Medaillon Inc.
45 O’Connor Street, Suite 1500, Ottawa, Ontario, K1P 1A4, Canada
2004969 Ontario Inc.
Cayman Islands
Chile Trident Trust Company (Cayman) Ltd., One Capital Place, PO Box 847, Grand Cayman KY1-1103, Cayman Islands
R.J. Reynolds Tobacco (CI) Co.

Chile
Isidora Goyenechea 3000, piso 19, Las Codes, Chile
BAT Chile S.A. (100%) (99.51%) ^
British American Tobacco Chile Operaciones S.A. (99.51%)
Inversiones Casablanca S.A.
China
Room 436, No. 1000, Zenchen Road, Baoshan District, Shanghai
British American (Shanghai) Enterprise Development Co. Ltd
Room 436, No. 1000, Zenchen Road, Baoshan District, Shanghai
British American Nico Business Consulting (Shanghai) Co. Ltd
Unit 1001 in 901, 9/F, Building 3, No.8 Guanghuadongli, Chaoyang District Beijing, People’s Republic of China
British American Consulting (Beijing) Ltd
Colombia
Av. Cra. 72 # 80-94 Piso 10. Bogotá, Colombia
British American Tobacco Colombia S.A.S.
Vype Colombia S.A.S.
Congo (Democratic Republic of)
149, A&B Boulevard du 30 Juin, Gombe, Kinshasa, Democratic Republic of Congo
BAT Services Congo SARL
1er étage, Immeuble du Centenaire, Gombe, Kinshasa, Democratic Republic of Congo
BAT Distribution SARL
British American Tobacco Congo SARL
British American Tobacco Import SARL
Costa Rica
325 Metros este del Puente de la Firestone, Llorente, Flores, Heredia, Costa Rica
BASS Americas S.A.
BATCCA Park Inversiones Immobiliarias, S.A.
BATCCA Servicios S.A.
Croatia
Draškovićeva 27, 10000 Zagreb, Croatia
Inovine d.d. (88.80%)
Ivana Lučića 2/a, 10000 Zagreb, Croatia
BAT HRVATSKA d.o.o.
Obala V. Nazora 1, 52210 Rovinj, Croatia
Adista d.o.o.
Istagratika d.d. Cardboard Packaging Production
TDR d.o.o.
Osječka 2, 33000 Virovitica, Croatia
Hrvatski Duhani d.d. Tobacco Leaf Processing (89.55%)
Cuba
Calle San Jose y Princesa, Municipio 10 de Octubre, Ciudad de La Habana, Cuba
Brascuba Cigarrillos S.A. (50%)
Cyprus
Photiades Business Centre, 5th Floor, 8 Stasinou Avenue, Nicosia, CY-1060, Cyprus
B.A.T (Cyprus) Limited
Carreras of Cyprus (Export) Limited
Rothmans (Middle East) Limited
Rothmans Distribution Services Limited
Rothmans of Pall Mall (Cyprus) Limited
Czech Republic
Karolinská 654/2, Prague 8 – Karlín, 186 00, Czech Republic
British American Tobacco (Czech Republic), s.r.o.

200	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Denmark
Vester Farimagsgade 16, 1606 Copenhagen, Denmark
British American Tobacco Denmark A/S (House of Prince A/S)
Precis (1789) Denmark A/S
X-International Aps
Djibouti
B.P. 2392, Djibouti
Tobacco Exporters International (Mer Rouge) SARL
Rue de Magadiscio, Lot No. 133, Djibouti City, Djibouti
British American Tobacco Djibouti SARL
Egypt
10 Omar Ibn El Khattab St. City Stars Complex, Star Capital Towers 4A, 8th floor, Heliopolis, Cairo, Egypt
BETCO for General Services and Marketing LLC
BETCO for Trade and Distribution LLC
British American Tobacco North Africa LLC
City Stars Complex, Star Capital 4A, 10th Floor, Omar Ibn El Khattab St., Heliopolis, Cairo, Egypt
British American Tobacco Egypt LLC
Eritrea
P.O. Box 749, 62 Ras Alula Street, Asmara, Eritrea
British American Tobacco (Eritrea) Share Company #
Estonia
Mustamäe Tee 46, 10621 Tallinn, Estonia
British American Tobacco Estonia AS
Ethiopia
Bole Road, TK Building 3rd Floor, Addis Ababa, Ethiopia
Tobacco Marketing Consultants
Fiji
Lady Maria Road, Nabua, Suva, Fiji
British American Tobacco (Fiji) Limited
Central Manufacturing Company Limited
Rothmans of Pall Mall (Fiji) Limited
Finland
Itamerentori 2, 00180, Helsinki, Finland
British American Tobacco Finland Oy
France
8 Rue La Boétie, 75008 Paris, France
Carreras France SAS
Cœur Défense Tour A 100-110 Esplanade de Gaulle 92932 Paris La Défense Cedex, France
British American Tobacco France SAS
France 23, rue du Roule, 75001 Paris, France
Nicoventures France S.A.S.
Germany
Alsterufer 4, 20354 Hamburg, Germany
BATIG Gesellschaft fur Beteiligungen m.b.H.
British American Tobacco (Germany) GmbH
British American Tobacco (Hamburg International) GmbH
British American Tobacco (Industrie) GmbH
TDR Germany GmbH Hamburg
Schillerstr. 10, 28195 Bremen, Germany
Chic Deutschland GmbH
Weiherstraße 26, 95448 Bayreuth, Germany
Batberg Cigarettenfabrik GmbH

Ghana
F190/5 Josiah Tongogari Street, Opposite Tante Marie Restaurant, Labone-Accra, Ghana
British American Tobacco Ghana Limited (97.09%)
Greece
27, Ag. Thoma Street, Maroussi, 151 24, Greece
British American Tobacco Hellas S.A.
Guernsey
St Martin’s House, Le Bordage, St. Peter’s Port, GY1 4AU, Guernsey
Belaire Insurance Company Limited
Guyana
90 Carmichael Street, South Cummingsburg, Georgetown, Guyana
Demerara Tobacco Company Limited (70.25%)
Honduras
Boulevard del Sur, Zona El Cacao, San Pedro Sula, Depart. de Cortés, Honduras
Tabacalera Hondureña S.A. (83.64%)
Hong Kong
11/F, One Pacific Place, 88 Queensway, Hong Kong
British American Tobacco China Investments Limited
16/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
British American Tobacco Asia-Pacific Region Limited
British-American Tobacco Company (Hong Kong) Limited
LEHMAN, LEE & XU CORPORATE SERVICES, Suite 3313, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong
Reynolds Asia-Pacific Limited
Units 2501 and 2506 to 2510, 25/F Island Place Tower, Island Place 510, King’s Road, Hong Kong
American Cigarette Company Limited
British Cigarette Company (1964) Limited
Hungary
H-1124, Budapest, Csörsz utca 49-51. 3. em., Hungary
BAT Pécsi Dohánygyár Kft.
Indonesia
Capital Place Office Tower 6th Floor, Jl. Gatot Subroto Kav. 18, Jakarta 12710 Indonesia
PT Bentoel Internasional Investama, Tbk (92.48%) ^
Jl. Pulau Galang No. 2B, Ciptomulyo, Sukun, Kotamadya Malang, Jawa Timur 65148 Indonesia
PT Perusahaan Dagang Suburaman (100%) (92.48%) ^
Jl. Raya Karanglo, Desa Banjararum, Kecamatan Singosari, Jawa Timur 65153 Indonesia
PT Perusahaan Dagang dan Industri Tresno (100%) (92.48%) ^
Jl. Raya Karanglo, 1st Floor, Desa Banjararum, Kecamatan Singosari, Jawa Timur 65153 Indonesia
PT Bentoel Prima (iv) (100%) (92.48%) ^
Jl. Susanto No. 2B, Ciptomulyo, Sukun, Malang, Jawa Timur 65148 Indonesia
PT Bentoel Distribusi Utama (100%) (92.48%) ^
Iran, Islamic Republic of
No. 2 Saba Boulevard with Africa Boulevard, Tehran, 19667, Islamic Republic of Iran
B.A.T. Pars Company (Private Joint Stock) (99.99%)
Unit 09, Level 9, 114, Kaj Abadi Street Valiasr, Tehran, 1966916545, Islamic Republic of Iran
TDR Parisian Co

BAT Annual Report and Form 20-F 2017	201

Financial Statements

Group companies and undertakings continued

Iraq
Enkawa, Erbil, Kurdistan Region of Iraq
B.A.T. Iraqia Company for Tobacco Trading Limited
Ireland
The Greenhouse, 6th Floor, Block E, Mountainview, Leopardstown, Dublin, 18, Ireland
Carroll Group Distributors Limited
P.J. Carroll & Company Limited (iv)
Rothmans of Pall Mall (Ireland) Limited (v)
Isle of Man
2nd Floor, St Mary’s Court, 20 Hill Street, Douglas, IM1 1EU, Isle of Man
Abbey Investment Company Limited
The Raleigh Investment Company Limited
Tobacco Manufacturers (India) Limited
Israel
Yad Harutzim St. Siim Park Building ≠9E, P.O.Box 8811 Netanya South 42504, Israel
Overseas Tobacco Limited
Italy
Via Amsterdam 147, 00144 Rome, Italy
British American Tobacco Italia S.p.A.
Ivory Coast
Cocody Deux-Plateaux Immeuble Woodin, 28 BP 1551 Abidjan 28, Ivory Coast
British American Tobacco Republique de Côte d’Ivoire
Marcory, Immeuble Plein Ciel Boulevard VGE - 6 BP 1377, Ivory Coast
British American Tobacco RCI SARL
Tobacco Marketing Consultant CDI SARL
Jamaica
13A Ripon Road, Kingston 5, Jamaica
Carreras Limited (50.44%) (x)
Cigarette Company of Jamaica Limited (100%) (50.40%) ^
Twickenham Park, Spanish Town, St. Catherine, Jamaica
Sans Souci Development Limited (100%) (50.40%) ^
Sans Souci Limited (100%) (50.40%) ^
Japan
Atago Mori Tower 21F, 2-5-1 Arago, Minato-Ku, Tokyo, 105-622, Japan
British American Tobacco Japan, Ltd.
Jersey
3rd Floor, 24 Hill Street, St Helier, JE2 4UA, Jersey
BAT (CI) Finance Limited
British American Tobacco (CI) Limited
Pathway 5 (Jersey) Limited
Jordan
Salman Quadah Street, Behind Abdoun Mall Opp. Khaled Khreisat Complex, Villa No. (1), Abdoun, Amman, Jordan
British American Tobacco – Jordan Private Shareholding Company Limited (xii)
Kazakhstan
Kazybek bi 20 A, Almaty, Republic of Kazakhstan
British American Tobacco Kazakhstan Trading LLP

Kenya
8 Likoni Road, Industrial Area, P.O. Box 30000-00100, Nairobi, Kenya
African Cigarette Company (Overseas) Limited (100%) (60%) ^
BAT Kenya Tobacco Company Limited (100%) (60%) ^
9 Likoni Road, Industrial Area, P.O. Box 30000-00100, Nairobi, Kenya
British American Tobacco Area Limited
10 Likoni Road, Industrial Area, P.O. Box 30000-00100, Nairobi, Kenya
British American Tobacco Kenya plc (60%)
11 Likoni Road, Industrial Area P.O. Box 30000-00100, Nairobi, Kenya
East African Tobacco Company (Kenya) Limited (100%) (60%) ^
Korea, Republic of
Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul, Republic of Korea
British American Tobacco Korea Limited
141, Gongdan1-ro, Sanam-Myun, Sacheon City, Kyungsangnamdo, Republic of Korea
British American Tobacco Korea Manufacturing Limited
Kosovo, Republic of
Llapllaselle, Gracanicë, Republika e Kosoves
British American Tobacco Kosovo SH.P.K.
TDR shp.p.k. Pristina
Latvia
Mukusalas iela 101, Riga LV-1004, Latvia
British American Tobacco Latvia SIA
Lithuania
Verkiu str. 29, LT 09108 Vilnius, Lithuania
UAB British American Tobacco Lietuva
Luxembourg
2, Avenue Charles de Gaulle, 1653 Luxembourg, Grand Duchy of Luxembourg
British American Tobacco Brands (Switzerland) Limited
Macedonia, Republic of
Bul. 8-mi Septemvri No. 18 Skopje, Republic of Macedonia
TDR Skopje d.o.o.e.i. Skopje
Malawi
Northgate Arcade, Highway Chipembere, Blantyre, Malawi
British American Tobacco (Malawi) Limited
Malaysia
Level 8, Symphony House, Block D13, Pusat Dagangan Dana 1, Jalan PJU 1A/46, 47301, Petaling Jaya, Selangor Darul Ehsan, Malaysia
British American Tobacco GSD (Kuala Lumpur) Sdn Bhd
Level 11, Sunway Geo Tower, Jalan Lagoon Selatan, Sunway South Quay, Bandar Sunway, 47500 Subang Jaya, Selangor Darul Ehsan, Malaysia
BAT Aspac Service Centre Sdn Bhd
Level 19, Wisma Guocoland, Damansara City, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia
British American Tobacco Malaysia Foundation (viii)
British American Tobacco (Malaysia) Berhad (50%)
Commercial Marketers and Distributors Sdn. Bhd. (100%) (50%) ^
Rothmans Brands Sdn. Bhd. (100%) (50%) ^
Tobacco Importers and Manufacturers Sdn. Bhd. (100%) (50%) ^
Mali
Hippodrome, Rue Djelibougou à Bamako - BP 2065, Mali
British American Tobacco (Mali) Sarl

202	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Malta
PM Building, Level 2, Mriehel Industrial Zone, Bone Street, Mriehel, BKR3000, Malta
British American Tobacco (Malta) Limited
Central Cigarette Company Limited
Rothmans of Pall Mall (Malta) Limited
Mexico
Francisco I Madero 2750 Poniente, Colonia Centro, Monterrey, Nuevo León, C.P. 64000, Mexico
British American Tobacco Mexico Comercial, S.A. de C.V.
British American Tobacco Mexico, S.A. de C.V. (iv)
British American Tobacco Servicios S.A. de C.V.
Cigarrera La Moderna, S.A. de C.V.
Predio Los Sauces Sin número, Colonia Los Sauces, C.P. 63195, Tepic, Nayarit, Mexico
Procesadora de Tabacos de Mexico, S.A. de C.V. (93%)
Moldova, Republic of
65, Stephan cel Mare Str., off. 414-417, Chisinau, MD2001, Republic of Moldova
British American Tobacco – Moldova S.R.L.
Montenegro
Rimski Trg 50, Podgorica, Republic of Montenegro
TDR d.o.o. Podgorica
Mozambique
2289 Avenida de Angola, Maputo, Mozambique
British American Tobacco Mozambique Limitada (95%)
Sociedade Agricola de Tabacos Limitada (95%)
Myanmar
55/56, Schwe Thanlwin, Industrial Zone, Hlaing Thar Yar Township, Yangon, Myanmar
British American Tobacco Myanmar Limited (51%) (x)
British American Tobacco Myanmar Services Limited (x)
Namibia
Shop 48, Second Floor Old Power Station Complex, Armstrong Street, Windhoek, Namibia
British American Tobacco Namibia (Pty) Limited
Netherlands
Handelsweg 53 A, 1181 ZA, Amstelveen, Netherlands
Aruba Properties B.V.
Aruba Properties II B.V.
B.A.T Finance B.V.
B.A.T. Netherlands Finance B.V.
British American Tobacco European Operations Centre B.V.
British American Tobacco Exports B.V.
British American Tobacco Holdings (Australia) B.V.
British American Tobacco Holdings (Caricom) B.V.
British American Tobacco Holdings (Malaysia) B.V.
British American Tobacco Holdings (South Africa) B.V.
British American Tobacco Holdings (Sri Lanka) B.V.
British American Tobacco Holdings (The Netherlands) B.V.
British American Tobacco Holdings (Venezuela) B.V.
British American Tobacco Holdings (Vietnam) B.V.
British American Tobacco International (Holdings) B.V.
British American Tobacco International Europe (Nederland) B.V.
British American Tobacco International Investments B.V.
British American Tobacco Manufacturing B.V.
British American Tobacco Nederland B.V.

British American Tobacco Western Europe Region B.V.
Chic Nederland B.V.
Koninklijke Theodorus Niemeyer B.V.
Molensteegh Invest B.V.
Precis (1789) B.V.
Precis (1790) B.V.
Rothmans Far East B.V.
Rothmans International Holdings B.V.
Rothmans International Holdings II B.V.
Rothmans Tobacco Investments B.V.
Rothmans UK Holdings B.V.
Turmac Tobacco Company B.V.
Parktoren, 6th Floor, VanHeuven Goedhartlaan 11a, 1181 LE Amstelveen, Netherlands
R.J. Reynolds Tobacco B.V.
R.J. Reynolds Tobacco C.V.
Reynolds International Holdings B.V.
New Zealand
2 Watt Street, Parnell, Auckland, 1052, New Zealand
British American Tobacco (New Zealand) Limited
British American Tobacco Holdings (New Zealand) Limited
25 Princess Street, Palmerston North, New Zealand
New Zealand (UK Finance) Limited #
Niger
C/O Niger Briques SARL, Grand, Marché Niamey BP2401, Niamey-Niger
British American Tobacco Niger
Nigeria
1, Tobacco Road, Oluyole Toll Gate, Ibadan, Nigeria
British American Tobacco (Nigeria) Limited
Rising Sun Building, 2 Olumegbon Road, Ikoyi, Lagos, Nigeria
British American Tobacco Marketing Nigeria Limited
Norway
Klaus Torgårdsvej 3, 0372 Oslo, Norway
British American Tobacco Norway AS
Pakistan
Serena Business Complex. Khayaban-e-Suhrwardy, Islamabad, Pakistan
British American Tobacco SAA Services (Private) Ltd
Pakistan Tobacco Company Limited (94.65%)
Phoenix (Private) Limited (100%) (94.65%) ^
Panama
Torre Banco Panama, Boulevard Costa Del Este y Aveida La Rotonda, Piso 14, Oficina 1400, Costa del Este Ciudad de Panama, Panama
BAT Caribbean, S.A.
British American Tobacco Central America S.A. (87.76%)
British American Tobacco Panama S.A.
Tabacalera Istmeña S.A.
Papau New Guinea
Level 10, The Tower, Douglas Street, P O Box 632, Port Moresby, NCD, Papau New Guinea
Rothmans of Pall Mall (P.N.G.) Limited (iv)
British American Tobacco (PNG) Limited
Papua New Guinea Tobacco Company Limited
Paradise Tobacco Company Pty. Limited (iv)

BAT Annual Report and Form 20-F 2017	203

Financial Statements

Group companies and undertakings continued

Paraguay
Avenida Aviadores del Chaco, 2050, Edificio World Trade Center, T2, P17, Paraguay
British American Tobacco Productora de Cigarrillos S.A.
Peru
Pasaje Santa Rosa 256, Ate, Lima, Perú.
British American Tobacco del Peru Holdings S.A. (98.98%) (vi)
British American Tobacco del Peru, S.A.C.
Philippines
6th Floor Tuscan Building, Herrera Street, Legaspi Village, City of Makati, Philippines
Alhambra Industries Inc. #
Poland
Aleja Wojska Polskiego 23c, 63-500, Ostrzeszow, Poland
CHIC SP. ZO.O.
CHIC sp.zo.osp.k.
Nicoventures Polska sp. z.o.o.
eSMOKING Liquids sp.zo.o
eSMOKING Liquids sp.zo.o.sp.k.
Chic Investments sp.zo.o.
Krakowiakow 48, 02-255, Warszawa, Poland
British American Tobacco Polska Trading sp. zo.o.
PLAC ANDERSA 7, 61-894, Poznan, Poland
Chic Holding sp.zo.o
Rubiez 46, 61-612, Poznan, Poland
eSMOKING INSITUTE sp.zo
Ul. Ilzecka 26E, 02-135, Warsaw, Poland
Nicoventures Poland Sp. Z.o.o.
Ul. Tytoniowa 16, 16-300, Augustow, Poland
British-American Tobacco Polska S.A.
Portugal
Avenida Engenheiro Duarte Pacheco 26, 7 Piso 1070, Lisboa, Portugal
COTAPO Empreendimentos Commerciais e Industriais S.A.
Réunion
5 Immeuble Cap 2000, Avenue Théodore Drouhet, ZAC Horizon 2000 - 97420 Le Port, La Réunion
B.A.T. La Reunion SAS
Romania
319 Splaiul Independentei, Sema Parc “City Buiding”, 1st Floor, 6th Sector, Bucharest, Romania
British American Shared Services (Europe) S.R.L.
Ploiesti, 17-19 Laboratorului Street, Prahova County, Romania
British-American Tobacco (Romania) Investment S.R.L.
Bucharest Business Park - Building B2, 1A Bucuresti - Ploiesti (DN1) Road, Sector 1, Bucharest 013681, Romania
British American Tobacco (Romania) Trading SRL
Russia
197229 Russia, Saint Petersburg, 3rd Konnaya lakhta, 38
JSC ‘British American Tobacco-SPb’ #
121614 Russia, Moscow, Krylatskaya st., 17, bld. 2
JSC ‘International Tobacco Marketing Services’
Rwanda
Soras Building, 2nd Flr, Boulevard de la Revolution P.O Box 650 Kigali, Rwanda
British American Tobacco Rwanda Limited

Saint Lucia
c/o ADCO Incorporated, 10 Manoel Street, Castries, Saint Lucia
Carisma Marketing Services Ltd
St Lucia Pointe Seraphine, Castries, Saint Lucia
Rothmans Holdings (Caricom) Limited
Samoa
Vaitele, Apia, Samoa. P.O.Box 1304.
British American Tobacco Company (Samoa) Limited
Senegal
Almadies, Route Hôtel Méridien en Face Club Med, Dakar, Senegal
Tobacco Marketing Consultant TMC S.A.R.L
Serbia
Bulevar Milutina Milankovic 1ž, Belgrade, 11070, Serbia
British American Tobacco South – East Europe d.o.o.
TDR d.o.o. Beograd
Kralja Stefana Provencanog 209, Vranje, 17500, Serbia
British American Tobacco Vranje a.d. (vii) (88%)
Singapore
15 Senoko Loop , Singapore, 758168
British American Tobacco Asia Pacific Treasury Private Limited
British American Tobacco International Services Pte Ltd
British-American Tobacco (Singapore) Private Limited
British-American Tobacco Marketing (Singapore) Private Limited
18 Ah Hood Road #12-51, Hiap Hoe Bldg at Zhongshan Park, Singapore, 329983
British American Tobacco Sales & Marketing Singapore Pte. Ltd.
RHL Investments Pte Limited #
Slovenia
Bravničarjeva ulica 13, 1000 Ljubljana, Slovenia
British American Tobacco d.o.o.
TDR Rovita d.o.o. Liubliana
Solomon Islands
Kukum Highway, Ranadi, Honiara, Honiara, Solomon Islands
Solomon Islands Tobacco Company Limited
South Africa
Waterway House South, 3 Dock Road, V&A Waterfront, Cape Town 8000, South Africa
Agrega EEMEA (Pty) Limited
Amalgamated Tobacco Corporation (South Africa) (Pty) Limited
American Cigarette Company (Overseas) Ltd.
Benson & Hedges (Pty) Limited
British American Shared Services Africa Middle East (Pty) Limited
British American Tobacco GSD (South Africa) (Pty) Limited
British American Tobacco Holdings South Africa (Pty) Limited #
British American Tobacco Manufacturers South Africa (Pty) Ltd.
British American Tobacco Properties South Africa (Pty) Ltd.
British American Tobacco Services South Africa (Pty) Limited
British American Tobacco South Africa (Pty) Limited
British American Tobacco Southern Africa Markets (Pty) Limited
Brown & Williamson Tobacco Corporation (Pty) Limited
Business Venture Investments No 216 (Pty) Limited
Carlton Cigarette Company (Pty) Limited
Gauloises (Pty) Limited
Intercontinental Tobacco Company (Pty) Ltd.
John Chapman (Pty) Limited
John Player & Sons (Pty) Limited

204	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Kentucky Tobacco Corporation (Pty) Limited
Martins of London (Pty) Limited
Rembrandt Tobacco Corporation (Overseas) Ltd
Riggio Tobacco Corporation of New York Ltd
Rothmans of Pall Mall London Limited
St. Regis Tobacco Corporation Ltd
Stellenbosch Development Company (Pty) Limited
Thomas Bear’s Son & Co (Pty) Limited
Tobacco Research and Development Institute (Pty) Limited
W.D. & H.O. Wills (Pty) Limited
Westminster Tobacco Company (Cape Town & London) (Pty) Limited
Winfield Tobacco Corporation (Pty) Limited
Winston Tobacco Company Limited
Spain
Torreo Espacio, Paseo de la Castellana, 259D, 28046 Madrid, Spain
British American Tobacco España, S.A.
Sri Lanka
178 Srimath Ramanathan Mawatha, Colombo, 15, Sri Lanka
Ceylon Tobacco Company Plc (84.13%)
Sudan
Plot 1, Block 3B East, Gomhoreya Street, Khartoum, Sudan, PO Box 1381
Blue Nile Cigarette Company Limited
Swaziland
Rhus Office Park, Kal Grant Street, P.O. Box 569, Mbabane, Swaziland
British American Tobacco Swaziland (Pty) Limited
Sweden
Stre Järnvägsgatan 13, 4 fl. SE-252 24 Helsingborg, Sweden
Niconovum AB
Västra Trädgårdsgatan 15, 111 53 Stockholm, Sweden
British American Tobacco Sweden AB
British American Tobacco Sweden Holding AB
Sweden Stationsvägen 11, 523 74 Hökerum, Sweden
Winds Global AB
Winnington AB
Winnington Holding AB
Stenåldersgatan 23, 213 76 Malmö, Sweden
Fiedler & Lundgren AB
Switzerland
Zählerweg 4, 6300 Zug, Switzerland
AD Tabacs International S.A.
American-Cigarette Company (Overseas) Limited
British American Tobacco International Limited
Rothmans of Pall Mall Limited
Route de France 17, 2926 Boncourt, Switzerland
British American Tobacco Switzerland S.A.
British American Tobacco Switzerland Vending SA
Route de la Glâne 107, c/o NBA Fiduciaire S.A. 1752 Villars-sur-Glâne, Switzerland
Intertab S.A. (50%)
Tanzania
Acacia Estate Building, Kinondoni Rd, P.O. Box 72484, Dar es Salaam, Tanzania
BAT Distribution Tanzania Limited
British American Tobacco (Tanzania) Limited
International Cigarette Distributors Limited (99%)
Zanzibar Distribution Company Limited (99%)

Thailand
No. 179/74-80 Bangkok City Tower, 15th Floor, South Sathorn Rd., Thungmahamek, Sathorn, Bangkok, 10120, Thailand
British American Tobacco (Thailand) Limited
Trinidad and Tobago
Corner Eastern Main Road and Mt. D’or Road, Champs Fleurs, Trinidad and Tobago
The West Indian Tobacco Company Limited (50.13%)
Turkey
Orjin Maslak is Merkezi, Eski Büyükdere Caddesi, No: 27, Kat: 9-10, Maslak, Sanyer, istanbul, Türkiye - PK: 34485
British American Tobacco Tütün Mamulleri Sanayi ve Ticaret Anonim Sirketi
Uganda
7th Floor TWED Towers, Plot 10, Kafu Road, Nakasero, P.O. Box 7100, Kampala, Uganda
British American Tobacco Uganda Limited (90%)
Ukraine
13-15 Bolsunovska Str, Kyiv, 01014 Ukraine
LLC “British American Tobacco Sales and Marketing Ukraine”
21 Nezalezhnosti Str, Pryluky, Chernihiv Region, 17502 Ukriane
PJSC “A/T B.A.T. – Prilucky Tobacco Company” (99.99%)
United Arab Emirates
Jumeriah Business Centre 3, 37th Floor, Jumeirah Lake Towers, Dubai, P.O. Box 337222, United Arab Emirates
British American Tobacco GCC DMCC
British American Tobacco ME DMCC
United Kingdom
212-218 Upper Newtownards Road, Belfast, BT4 3ET, Northern Ireland
Murray, Sons & Company, Limited
7 More London, Riverside, London, SE1 2RT, United Kingdom
Ryesekks P.L.C. (50%)
Globe House, 1 Water Street, London, WC2R 3LA, United Kingdom
Advanced Technologies (Cambridge) Limited
Agrega Limited
Allen & Ginter (UK) Limited
B.A.T (U.K. and Export) Limited
B.A.T Cambodia (Investments) Limited
B.A.T Far East Development Limited
B.A.T Far East Holding Limited
B.A.T Far East Leaf Limited
B.A.T Guangdong Limited
B.A.T Guizhou Limited
B.A.T Portugal Limited
B.A.T Services Limited
B.A.T Uzbekistan (Investments) Limited
B.A.T Vietnam Limited
B.A.T. (Westminster House) Limited
B.A.T. China Limited
BAT Finance COP Limited
BATIF Dollar Limited
BATUS Limited
Big Ben Tobacco Company Limited
British American Shared Services (GSD) Limited
British American Shared Services Limited
British American Tobacco (AIT) Limited
British American Tobacco (GLP) Limited

BAT Annual Report and Form 20-F 2017	205

Financial Statements

Group companies and undertakings continued

British American Tobacco (Investments) Limited
British American Tobacco (Philippines) Limited
British American Tobacco (Serbia) Limited
British American Tobacco (South America) Limited
British American Tobacco China Holdings Limited
British American Tobacco Georgia Limited
British American Tobacco Global Travel Retail Limited
British American Tobacco International Holdings (UK) Limited
British American Tobacco Investments (Central & Eastern Europe) Limited
British American Tobacco Italy Investments Limited
British American Tobacco Italy Limited
British American Tobacco Korea (Investments) Limited
British American Tobacco Malaysia (Investments) Limited
British American Tobacco Peru Holdings Limited
British American Tobacco UK Pension Fund Trustee Limited (x)
British American Tobacco Western Europe Commercial Trading Limited
British-American Tobacco (Mauritius) p.l.c.
Carreras Rothmans Limited #
Chelwood Trading & Investment Company Limited
East African Tobacco Company (U.K.) Limited
Lord Extra Limited
Myddleton Investment Company Limited
Nicovations Limited
Nicoventures Holdings Limited
Nicoventures Retail (UK) Limited
Nicoventures Trading Limited
Powhattan Limited
Precis (2396) Limited
Ridirectors Limited
Rothmans Exports Limited
Rothmans International Limited
Rothmans International Tobacco (UK) Limited
Rothmans International Services Limited
Rothmans of Pall Mall (Overseas) Limited
Rothmans Trading Limited
Ryservs (1995) Limited
Ryservs (No.3) Limited
Ten Motives Limited
Tobacco Exporters International Limited
Tobacco Marketing Consultants Limited
Venezuela Property Company Limited
Westanley Trading & Investment Company Limited
Westminster Tobacco Company Limited
10 Motives Limited
Globe House, 2 Milford Lane, London, WC2R 3LN, United Kingdom
World Investment Company Limited
Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom
Amalgamated Tobacco Company Limited
American Cigarette Company (Overseas) Limited
Ardath Tobacco Company Limited
B.A.T Additional Retirement Benefit Scheme Trustee Limited
B.A.T Industries p.l.c.
B.A.T. International Finance p.l.c. *
BATLaw Limited
BATMark Limited *
Benson & Hedges (Overseas) Limited

British American Global Shared Services Limited
British American Tobacco (1998) Limited *
British American Tobacco (2009) Limited
British American Tobacco (2009 PCA) Limited
British American Tobacco (2012) Limited
British American Tobacco (Brands) Limited
British American Tobacco (Corby) Limited
British American Tobacco (NGP) Limited
British American Tobacco Taiwan Logistics Limited
British American Ventures Limited
British-American Tobacco (Holdings) Limited
Brown & Williamson Tobacco Corporation (Export) Limited
Carreras Limited
CG Ventures Limited
Courtleigh of London Limited
Dunhill Tobacco of London Limited
John Sinclair Limited
Louisville Securities Limited
Moorgate Tobacco Co. Limited
Peter Jackson (Overseas) Limited
Precis (1789) Limited
Precis (1790) Limited
Precis (1814) Limited
Rothmans International Enterprises Limited
Rothmans of Pall Mall Limited
Senior Service (Overseas) Limited
South Western Nominees Limited
The London Tobacco Company Limited
Tobacco Insurance Company Limited
Weston (2009) Limited
Weston Investment Company Limited
One, Eton Street, Richmond Upon Thames, London, TW9 1EF, United Kingdom
British American Tobacco UK Limited
United States
2711 Centerville Road, Suite 400, Wilmington DE 19808, United States
BTI 2014 LLC
401 N. Main Street, Winston-Salem, NC 27101, United States
CF Vapor Company, LLC
Conwood Holdings, Inc.
EXP Homes, LLC
Kentucky BioProcessing, Inc.
LOEC, Inc.
Lorillard Holdings Company, Inc.
Lorillard Licensing Company LLC
Lorillard Q-Tech, Inc.
Lorillard Technologies, Inc.
Lorillard, LLC
Niconovum USA, Inc
Northern Brands International, Inc.
One Park Media Services, Inc.
R.J. Reynolds Global Products, Inc.
R.J. Reynolds Tobacco Company
R.J. Reynolds Tobacco International, Inc
R.J. Reynolds Vapor Company
R.J. Reynolds Tobacco Co.
R.J. Reynolds Tobacco Holdings, Inc.

206	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

RAI Innovations Company
RAI International, Inc.
RAI Services Company
RAI Strategic Holdings, Inc.
RAI Trade Marketing Services Company
Reynolds American Inc.
Reynolds Brands Inc.
Reynolds Technologies, Inc.
RJR Realty Relocation Services, Inc.
RJR Vapor Co., LLC
Rosswil LLC
S.F. Imports, Inc.
Spot You More, Inc.
251 Little Falls Drive, Wilmington, DE 19808, United States
B.A.T Capital Corporation
BATUS Holdings Inc.
BATUS Japan, INC.
BATUS Retail Services, Inc.
British American Tobacco (Brands) Inc.
Brown & Williamson Holdings, Inc.
Imasco Holdings Group, Inc.
Imasco Holdings, Inc.
ITL (USA) Limited
Louisville Corporate Services, Inc.
Nicoventures U.S. Limited
2710 Gateway Oaks Drive, Suite 150N, Sacramento CA 95833, United States
Genstar Pacific Corporation
Farmers Bank Building, Suite 1402, 301 N. Market Street, Wilmington, DE 19801, United States
Reynolds Finance Company
5106, Tradeport Dr., Memphis, Tennessee 38141, United States
American Snuff Company, LLC
One Plaza La Prensa, Santa Fe, NM 87507, United States
Santa Fe Natural Tobacco Company, Inc
Uruguay
Juncal 1392, Montevideo, Uruguay
Kellian S.A.
Uzbekistan
77 Minor Passage, Tashkent, 100084, Uzbekistan
UZBAT A.O. (97.38%)
Venezuela
Registro Mecantil Primero de la Circunscripción, Judical des Distrito, Capital y Estado, Miranda, Venezuela
Agrega de Venezuela, Agreven, C.A. (50%)
Agrobigott, C.A.
Avenida Francisco de Miranda, Edificio Bigott, Los Ruices, Caracas – Estado Miranda, 1010, Venezuela
Compania Anonima Cigarrera Bigott Sucesores
Distribuidora Bigott, C.A.
Avenida Francisco de Miranda, Torre Chacao 19.02, Municipio Chacao, Estado, Miranda, Caracas, Venezuela
Proyectos de Inversion BAT 1902 C.A.

Vietnam
20/F Kumho Mplaza Saigon, 39 Le Duan Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
East Asia Area Services Company Limited
Area 8, Long Binh Ward, Bien Hoa City, Dong Nai Province, Vietnam
British American Tobacco - Vintaba (JV) Limited (70%)
Lot 45C/I, Road #7, Vinh Loc Industrial Park, Binh Chanh District, Ho Chi Minh City, Vietnam
VINA-BAT Joint Venture Company (49%)
Zambia
20992 Kafue Road, P O Box 30622, Lusaka, Zambia
British American Tobacco (Zambia) plc (78.08%)
Zimbabwe
Manchester Road 1, Southerton, Harare, Zimbabwe
American-Cigarette Company (Overseas) (Private) Ltd
British American Tobacco Zimbabwe (Holdings) Limited (43.13%)
Rothmans Limited

BAT Annual Report and Form 20-F 2017	207

Financial Statements

Group companies and undertakings continued

Associated undertakings and joint ventures
Croatia
Slavonska avenija 11a, 10000 Zagreb, Croatia
Tisak d.d. (41.86%)
Hungary
H-6800 Hódmezóvásárhely, Erzsébeti út 5/b, Hungary
Országos Dohányboltellátó Korlátolt Felelosségu Társaság (49%)
India
Virginia House, 37, J.L. Nehru Road, Kolkata, 700 071, India
ITC Limited (29.69%) (x)
Azamabad, Andhra Pradesh, Hyderabad, 500 020, India
VST Industries Limited (32.16%) (x)
Nepal
Shree Bal Sadan, Gha 2-513, Kantipath, Kathmandu, Nepal
Surya Nepal Pvt. Limited (61%) (19.65%) ^(xi)
Serbia
Temerinska 102, Novi Sad, 21000, Serbia
Veletabak d.o.o. (25%)
Uganda
7th Floor TWED Towers, Plot 10, Kafu Road, Nakasero, P.O. Box 7100, Kampala, Uganda
Uganda Tobacco Processors Limited (50%)
Yemen
P.O. Box 14, Sanna, Yemen
Kamaran Industry and Investment Company (31%)
P.O. Box 5302, Hoban, Taiz, Yemen
United Industries Company Limited (32%)

Joint operations
Hong Kong
29/F, Oxford House, 979 King’s Road, Taikoo Place, Quarry Bay, Hong Kong
CTBAT International Co. Limited (50%)

Notes:

(i)	Ownership held in the class of USD 100 (100%) (76.30%)^ and USD 49,900 (100%).

(ii)	Ownership held in the class of Series F and 2nd Preferred shares.

(iii)	Ownership held in the class of A shares (50%) and class of B shares (100%).

(iv)	Ownership held in class of A shares and B shares.

(v)	Ownership held solely in class of preference shares.

(vi)	Ownership held in class of Investment stock (98.98%) and Ordinary shares (98.35%).

(vii)	Ownership held in class of A (92.38%), B (83.98%), C (99.89%) and D (99.97%) Ordinary shares.

(viii)	Company limited by guarantee.

(ix)	28 February year-end.

(x)	31 March year-end.

(xi)	15 July year-end.

(xii)	30 November year-end.

208	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2017	209

Financial Statements

[This page intentionally left blank]

210	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2017	211

Financial Statements

[This page intentionally left blank]

212	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2017	213

Financial Statements

[This page intentionally left blank]

214	BAT Annual Report and Form 20-F 2017

	Strategic Report	Governance	Financial Statements	Other Information
Additional disclosures

Other Information

BAT Annual Report and Form 20-F 2017	215

Additional disclosures

Information on the Group

Overview

BAT is the parent holding company of the Group, a leading, multi-category consumer goods company that provides tobacco and nicotine products to millions of consumers around the world. According to the Group’s internal estimates, the BAT Group is a market leader in more than 55 countries by volume, producing the cigarette chosen by one in eight of the world’s one billion smokers. The Group in 2017, excluding the Group’s associated undertakings, was organised into five regions: Asia-Pacific, Americas, Eastern Europe Middle East and Africa (EEMEA) and Western Europe, and the US – Reynolds American Inc. The Group has a devolved structure, with each local company having responsibility for its operations.

Effective 1 January 2018, the Group is organised into four regions, being the United States, Asia-Pacific and Middle East (APME), Europe and North Africa (ENA) and Americas and Sub-Saharan Africa (AmSSA).

The Group’s range of combustible products covers all segments, from value-for-money to premium with a portfolio of international, regional and local tobacco brands to meet a broad array of adult tobacco consumer preferences wherever the Group operates. The Group is investing in building a portfolio of potentially less harmful tobacco and nicotine products alongside its traditional tobacco business – including vapour and tobacco heating products (THPs) in the Next Generation Products (NGP) category, and, in the oral tobacco and nicotine products category, products such as snus, tobacco-free nicotine pouches and moist snuff. Collectively, the Group refers to these products as its potentially reduced-risk products.

The Group manages a globally integrated supply chain and its products are distributed to retail outlets worldwide.

History and development of BAT

The Group has had a significant global presence in the tobacco industry for over 100 years. BAT Ltd. was incorporated in 1902, when the Imperial Tobacco Company and the American Tobacco Company agreed to form a joint venture company. BAT Ltd. inherited companies and quickly expanded into major markets, including India and Ceylon, Egypt, Malaya, Northern Europe and East Africa. In 1927, BAT Ltd. expanded into the US market through its acquisition of B&W.

During the 1960s, 1970s and 1980s, the Group diversified its business under the umbrella of B.A.T Industries p.l.c., with acquisitions in the paper, cosmetics, retail and financial services industries, among others. Various business reorganisations followed as the business was eventually refocused on the Group’s core cigarette, cigars and tobacco products businesses with BAT becoming a separately listed entity on the LSE in 1998.

In 1999, the Group announced a global merger with Rothmans International, at that time the fourth largest tobacco company in the world. The Group acquired Imperial Tobacco Canada in 2000, and in 2003 the Group acquired Ente Tabacchi Italiani S.p.A., Italy’s state-owned tobacco company. Investments were made in Peru and Serbia in 2003, through the acquisitions of Tabacalera Nacional and Duvanska Industrija Vranje. In July 2004, the US assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly owned subsidiary, B&W, were combined with RJR Tobacco Company. RAI was formed as a new holding company for these combined businesses. As a result of the B&W business combination, B&W acquired beneficial ownership of approximately 42% of the RAI shares. In 2008, the BAT Group acquired Tekel, the Turkish state-owned tobacco company, as well as 100% of the cigarette and snus business of Skandinavisk Tobakskompagni A/S. Following the acquisition of its business during 2009, the Group recognised an effective 99% interest in Bentoel in Indonesia. In 2011, the Group completed the acquisition of 100% of Protabaco in Colombia. In 2012, the Group acquired CN Creative Limited, a UK based start-up company specialising in the development of e-cigarette technologies. During 2013, the Group entered into joint operations in China and Myanmar. In 2015, the Group acquired: the shares it did not already own in Souza Cruz; the Blue Nile Cigarette

Company Limited, a tobacco manufacturing and distribution company in the Republic of Sudan; and the CHIC Group, a vapour product business in Poland; and TDR d.o.o., a cigarette manufacturer in Central Europe. Also in 2015, in connection with the Lorillard Merger, the Group invested US$4.7 billion to maintain its approximate 42% equity position in the enlarged RAI, following RAI’s purchase of Lorillard.

In 2016, the Group acquired Ten Motives, a UK based e-cigarette business with particular strength in traditional grocery and convenience channels.

In 2017, the Group completed the acquisition of the remaining 57.8% of RAI the Group did not already own. Following completion of the acquisition, RAI became an indirect, wholly owned subsidiary of BAT and is no longer a publicly held corporation.

During 2017, the Group acquired certain tobacco assets from Bulgartabac Holding AD in Bulgaria and FDS in Bosnia. The Group also acquired Winnington Holdings AB in Sweden and certain assets from Must Have Limited in the UK, including the electronic cigarette brand ViP. The financial impact of these transactions to the Group were immaterial individually and in aggregate.

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Propriety Limited, a South African e-cigarette / nicotine vapour company, for ZAR 635 million (£37.9 million). Completion of the proposed acquisition is conditional upon South African anti-trust clearance, which is expected to be given in the second quarter of 2018.

BAT was incorporated in July 1997 under the laws of England and Wales as a public limited company and is domiciled in the United Kingdom.

Seasonality

The Group’s business segments are not significantly affected by seasonality although in certain markets cigarette consumption trends rise during summer months due to longer daylight time and tourism.

Patents and trademarks

Our trademarks, which include the brand names under which our products are sold, are key assets which we consider, in the aggregate, to be important to the business as a whole. As well as protecting our brand names by way of trademark registration, we also protect our innovations by means of patents and designs in key global jurisdictions.

216	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Selected financial information

This information set out below has been derived from, in part, the audited consolidated financial statements of the Group commencing on page 106. This selected financial information should be read in conjunction with the consolidated financial statements and the Strategic Report.

	As of and for the Year Ended 31 December(1)
All items shown in £m except per share information	2017	2016	2015	2014	2013
Income statement data
Revenue(2)	20,292	14,751	13,104	13,971	15,260
Raw materials and consumables used	(4,520)	(3,777)	(3,217)	(3,088)	(3,348)
Changes in inventories of finished goods and work in progress	(513)	44	184	58	105
Employee benefit costs	(2,679)	(2,274)	(2,039)	(2,194)	(2,384)
Depreciation, amortisation and impairment costs	(902)	(607)	(428)	(523)	(477)
Other operating income	144	176	225	178	302
Other operating expenses	(5,346)	(3,658)	(3,272)	(3,856)	(3,932)
Profit from operations	6,476	4,655	4,557	4,546	5,526
Net finance (costs)/income	(1,094)	(637)	62	(417)	(466)
Share of post-tax results of associates and joint ventures	24,209	2,227	1,236	719	739
Profit before taxation	29,591	6,245	5,855	4,848	5,799
Taxation on ordinary activities	8,113	(1,406)	(1,333)	(1,455)	(1,600)
Profit for the year	37,704	4,839	4,522	3,393	4,199

Per share data
Basic weighted average number of ordinary shares, in millions	2,044	1,858	1,858	1,864	1,901
Diluted weighted average number of ordinary shares, in millions	2,051	1,865	1,863	1,870	1,908
Earnings per share-basic (pence)	1,836.3p	250.2p	230.9p	167.1p	205.4p
Earnings per share-diluted (pence)	1,830.0p	249.2p	230.3p	166.6p	204.6p
Dividends per share (pence)(3)	195.2p	169.4p	154.0p	148.1p	142.4p
Dividends per share (US dollars)(3)	$2.52	$2.30	$2.35	$2.44	$2.23
Balance sheet data
Asset:
Non-current assets	127,072	27,414	21,701	17,035	17,363
Current assets	13,966	12,359	9,814	9,132	9,518
Total assets	141,038	39,773	31,515	26,167	26,881
Liabilities
Non-current liabilities	64,468	19,511	17,477	11,584	11,510
Current liabilities	15,544	11,856	9,006	8,769	8,436
Total borrowings	49,450	19,495	17,001	12,258	11,696
Equity
Share capital	614	507	507	507	507
Total equity	61,026	8,406	5,032	5,814	6,935
Cash flow data
Net cash generated from operating activities	5,347	4,610	4,720	3,716	4,436
Net cash used in investing activities	(18,544)	(640)	(3,991)	(470)	(335)
Net cash used in financing activities	14,759	(4,229)	(219)	(3,467)	(3,967)

Notes:

(1)	All of the information above is in respect of continuing operations. The historical financial data for 2014 and 2013 is unaudited.

(2)	Revenue is net of duty, excise and other taxes of £37,780 million, £32,136 million, £27,896 million, £28,535 million and £30,925 million for the years ended 31 December 2017, 2016, 2015, 2014 and 2013, respectively.

(3)	Dividends per share includes the interim dividend, which is paid during the year, and the final dividend in respect of the year, which is declared and paid subsequent to year end. In February 2018, the BAT directors declared an interim dividend of 195.2p per ordinary share of 25p, payable in four equal quarterly instalments of 48.8p per ordinary share. This will be paid in May 2018, August 2018, November 2018 and February 2019. The BAT Directors recommended, and the BAT shareholders approved at the 2017 Annual General Meeting, a final dividend of 118.1 pence per share for the year ended 31 December 2016. The dividend was paid to BAT shareholders on 4 May 2017. The total dividend paid was £2,194 million, which took the total dividends paid in respect of 2016 to £3,155 million representing 169.4 pence per share. On 5 December 2017, the Directors also declared, as part of the transition to quarterly dividends, a second interim dividend of 43.6p (equivalent to 25% of the cash dividend paid in 2017) which was paid on 8 February 2018.

BAT Annual Report and Form 20-F 2017	217

Additional disclosures

Non-GAAP measures

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, we also present several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Changes to non-GAAP measures in 2017

Due to the significant impact of the acquisition of Reynolds American, several of the non-GAAP measures are now presented on an organic basis; see ‘Results on an organic basis’ below for further details. Furthermore, in 2017, the Group has added an additional measure of Adjusted revenue, as items in revenue have met the Group’s definition of an adjusting item following the acquisitions of certain tobacco assets of Bulgartabac and FDS, completed in 2017. See ‘Adjusted revenue’ below for further details.

The Group has ceased to report on free cash flow in 2017, presenting instead adjusted cash generated from operations and the operating cash flow conversion ratio, which are                                                                                                                            metrics used for certain remuneration schemes.

Results on an organic basis

Definition – the performance of the business before inclusion of acquired entities.

The acquisition of Reynolds American, Bulgartabac, Winnington and Fabrika Duhana Sarajevo have impacted the Group’s results in 2017. BAT management reviews certain of its results, including volume, revenue, profit from operations, and non-GAAP measures including adjusted revenue and adjusted profit from operations, prior to the impact of acquisitions. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of acquisitions provide additional useful information to investors regarding the underlying performance of the business on a comparable basis. Accordingly, the organic financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS.

We also present the growth in organic adjusted operating margin in 2017 compared to adjusted operating margin in 2016; 2017 organic adjusted operating margin represents the ratio of profit from operations before adjusting items and the impact of 2017 acquisitions to revenue before adjusting items and the impact of 2017 acquisitions. Please see the following reconciliations of revenue to adjusted revenue and profit from operations to adjusted profit from operations.

Adjusted revenue

Definition – revenue before the impact of adjusting items.

To supplement BAT’s revenue presented in accordance with IFRS, the Group management board, as the chief operating decision maker, reviews adjusted revenue to evaluate the underlying business performance of the Group and its geographic segments. The Group management board defines adjusted revenue as revenue before the impact of adjusting items, specifically the excise on bought-in goods that the Group will acquire and sell, for a limited period, will be recorded in accordance with IFRS as a cost of sale and within revenue, with a dilutive effect on operating margin. Once the short-term arrangements cease, the goods will be manufactured by the Group, and the excise, in accordance with Group policy, will not be included in cost of sales or revenue – leading to a reduction in revenue and improvement in operating margin that does not represent the underlying performance of the Group. As such, the excise on bought-in goods meets the Group’s definition of an adjusting item, as defined in note 1 in the Notes on the Accounts.

The Group management board also believes that adjusted revenue provides information that enables investors to better compare the Group’s business performance across periods. Adjusted revenue has limitations as an analytical tool. The most directly comparable IFRS measure to adjusted revenue is revenue. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Adjusted revenue is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

The table below reconciles the Group’s revenue to adjusted revenue for the periods presented, and to adjusted revenue at constant rates based on a retranslation of adjusted revenue for each year at the previous year’s exchange rates. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted revenue at current and constant rates of exchange to segmental revenue and to Group revenue for the year for the years ended 31 December 2017, 2016 and 2015.

	For the year ended 31 December (£m)
	2017	2016	2015	2014	2013
Revenue	20,292	14,751	13,104	13,971	15,260
Less: Excise on goods bought-in on short-term arrangements	(258)	–	–	–	–
Adjusted revenue	20,034	14,751	13,104	13,971	15,260
Impact of translational foreign exchange	(750)	(743)	1,616	1,711	662
2017 adjusted revenue retranslated at 2016 exchange rates	19,284
2016 adjusted revenue retranslated at 2015 exchange rates		14,008
2015 adjusted revenue retranslated at 2014 exchange rates			14,720
2014 adjusted revenue retranslated at 2013 exchange rates				15,682
2013 adjusted revenue retranslated at 2012 exchange rates					15,882
Change in adjusted revenue at prior year’s exchange rates (constant rates)	+30.7%	+6.9%	+5.4%	+2.8%	+4.6%

218	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Adjusted profit from operations and adjusted operating margin

Definition – profit from operations before the impact of adjusting items, and adjusted profit from operations as a percentage of adjusted revenue.

To supplement BAT’s results from operations presented in accordance with IFRS, the Group management board, as the chief operating decision maker, reviews adjusted profit from operations to evaluate the underlying business performance of the Group and its geographic segments, to allocate resources to the overall business and to communicate financial performance to investors. The Group also presents adjusted operating margin, which is defined as adjusted profit from operations as a percentage of adjusted revenue, as defined above. Adjusted profit from operations and adjusted operating margin are not measures defined by IFRS. The most directly comparable IFRS measure to adjusted profit from operations is profit from operations.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting and provides details of items that are specifically excluded from being classified as adjusting items. Adjusting items in profit from operations include restructuring and integration costs, amortisation of trademarks and similar intangibles, the fair value movement in stock on acquisition, a gain on deemed partial disposal of a trademark, and certain litigation. The definition of adjusting items is explained within note 1in the Notes on the Accounts.

The Group management board believes that these additional measures are useful to investors, and are used by the Group management board as described above, because they exclude the impact of adjusting items in profit from operations, which have less bearing on the routine operating activities of the Group, thereby enhancing users’ understanding of underlying business performance. The Group management board also believes that adjusted profit from operations provides information that enables investors to better compare the Group’s business performance across periods. Additionally, the Group management board believes that similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies comparable to the Group, many of which present an adjusted operating profit-related performance measure when reporting their results. Adjusted profit from operations and adjusted operating margin have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit for the year, profit from operations or operating margin as determined in accordance with IFRS. Adjusted profit from operations and adjusted operating margin are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.

The table below reconciles the Group’s profit from operations to adjusted profit from operations, and to adjusted profit from operations at constant rates based on a retranslation of adjusted profit from operations for each year, at the previous year’s exchange rates, and presents adjusted operating margin for the periods presented. Refer to note 2 to the Group’s consolidated financial statements for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to Group profit for the year for the years ended 31 December 2017, 2016 and 2015.

	For the year ended 31 December (£m)
	2017	2016	2015	2014	2013
Profit from operations	6,476	4,655	4,557	4,546	5,526
Add:
Restructuring and integration costs	600	603	367	452	246
Amortisation of trademarks and similar intangibles	383	149	65	58	74
Fair value movement in stock on acquisition	465	–	–	–	–
Gain on deemed partial disposal of a trademark	–	–	–	–	(26)
Fox River	–	20	–	(27)	–
Flintkote	–	–	3	374	–
Other	69	53	–	–	–
Adjusted profit from operations	7,993	5,480	4,992	5,403	5,820

Adjusted operating margin*	39.9%	37.2%	38.1%	38.7%	38.1%
Operating margin	31.9%	31.6%	34.7%	32.5%	36.2%
Impact of translational foreign exchange	(328)	(283)	628	672	221
2017 adjusted profit from operations retranslated at 2016 exchange rates	7,665
2016 adjusted profit from operations retranslated at 2015 exchange rates		5,197
2015 adjusted profit from operations retranslated at 2014 exchange rates			5,620
2014 adjusted profit from operations retranslated at 2013 exchange rates				6,075
2013 adjusted profit from operations retranslated at 2012 exchange rates					6,041
Change in adjusted profit from operations at prior year’s exchange rates (constant rates)	+39.9%	+4.1%	+4.0%	+4.4%	+7.1%

*	Adjusted profit from operations as a percentage of adjusted revenue.

BAT Annual Report and Form 20-F 2017	219

Additional disclosures

Non-GAAP measures continued

Adjusted share of post-tax results of associates and joint ventures

Definition – share of post-tax results of associates and joint ventures before the impact of adjusting items.

To supplement BAT’s performance presented in accordance with IFRS, the Group’s share of post-tax results of associates and joint ventures is also presented before adjusting items as defined in note 1 to the Group’s financial statements. The Group management board believes that adjusted share of post-tax results of associates and joint ventures provides information that enables investors to better compare the Group’s business performance across periods. The Group management board uses adjusted share of post-tax results from associates and joint ventures as part of the total assessment of the underlying performance of all the Group’s business interests. Adjusted share of post-tax results of associates and joint ventures has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to the Group’s share of post-tax results of associates and joint ventures as determined in accordance with IFRS. Adjusted share of post-tax results of associates and joint ventures is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.

The most directly comparable IFRS measure to adjusted share of post-tax results of associates and joint ventures is share of post-tax results of associates and joint ventures. A reconciliation is provided on page 125 within note 5 in the Notes on the Accounts.

Underlying tax rate

Definition – Tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

BAT management monitors the Group’s underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items as defined in note 1 in the Notes on the Accounts. Underlying tax rate is not a measure defined by IFRS. The most directly comparable IFRS measure to underlying tax rate is the effective tax rate based upon profit before tax. The Group management board believes that this additional measure is useful to investors, and is used by BAT management as described above, because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance.

Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s effective tax rate as determined in accordance with IFRS. The table below reconciles the Group’s effective tax rate as determined in accordance with IFRS with underlying tax rate for the periods presented.

	For the year ended 31 December (%)
	2017	2016	2015	2014	2013
Profit before taxation	29,591	6,245	5,855	4,848	5,799
Less: Share of post-tax results of associates and joint ventures	(24,209)	(2,227)	(1,236)	(719)	(739)
Adjusting items within profit from operations	1,517	825	435	857	294
Adjusting items within finance costs	205	108	(489)	–	–
Adjusted profit before taxation, excluding associates and joint ventures	7,104	4,951	4,565	4,986	5,354

Taxation on ordinary activities	8,113	(1,406)	(1,333)	(1,455)	(1,600)
Deferred tax credit	(9,620)	–	–	–	–
Deferred tax on unremitted earnings	(180)	–	–	–	–
Deferred tax on associates sale of trademarks	–	61	22	–	–
Deemed tax on repatriation of foreign earnings	34	–	–	–	–
Taxation on adjusting items	(454)	(128)	(80)	(69)	(46)
Adjusted taxation	(2,107)	(1,473)	(1,391)	(1,524)	(1,646)
Underlying tax rate	29.7%	29.8%	30.5%	30.6%	30.7%

Adjusted diluted earnings per share

Definition – diluted earnings per share before the impact of adjusting items.

BAT management monitors adjusted diluted earnings per share, a measure which removes the impact of adjusting items, as defined in note 1 to the Group’s consolidated financial statements, from diluted earnings per share. Adjusted diluted earnings per share is used by management within the Group’s incentive schemes, as reported within the remuneration report beginning on page 75 and reported in note 7 to the Group’s consolidated financial statements. The Group management board believes that this additional measure is useful to investors, and is used by BAT management as described above, as an indicator of diluted earnings per share before adjusting items. Adjusted diluted earnings per share has limitations as an analytical tool and should not be used in isolation from, or as a substitute for, diluted earnings per share as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted diluted earnings per share is diluted earnings per share and a reconciliation is provided in note 7 in the Notes on the Accounts. The definition of adjusting items is provided in note 1 in the Notes on the Accounts.

220	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Results on a Constant Translational Currency Basis

Movements in foreign exchange rates have impacted the Group’s financial results. The Group management board reviews certain of its results, including adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, at constant rates of exchange. The Group calculates these financial measures at constant rates of exchange based on a retranslation, at prior year exchange rates, of the current year results of the Group and, where applicable, its geographic segments. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group management board does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the Group’s operating performance on a local currency basis. Accordingly, the constant rates of exchange financial measures appearing in the discussion of the Group results of operations (beginning on page 33) should be read in conjunction with the information provided in note 2 in the Notes on the Accounts.

In 2017, 2016 and 2015, results were affected by translational exchange rate movements. In 2017, at the prevailing exchange rates, adjusted revenue increased by 35.8% and adjusted profit from operations increased by 45.9% versus 2016. At constant rates of exchange, adjusted revenue would have increased by 30.7% and adjusted profit from operations would have increased by 39.9%. This higher growth rate at prevailing exchange rates reflects the translational benefit as a results on the relative weakness of the pound sterling. In 2016, at the prevailing exchange rates, adjusted revenue increased by 12.6% and adjusted profit from operations increased by 9.8% versus 2015. At constant rates of exchange, adjusted revenue would have increased by 6.9% and adjusted profit from operations would have increased by 4.1%. This higher growth rate at prevailing exchange rates reflects the translational benefit as a result of the relative weakness of the pound sterling.

In 2017, 2016 and 2015, adjusted diluted earnings per share was affected by translational exchange rate movements. In 2017, the adjusted diluted earnings per share of 284.4p, an increase of 14.9%, would, when translated at 2016 exchange rates, have been 272.1p, an increase of 9.9%. In 2016, the adjusted diluted earnings per share of 247.5p, an increase of 18.8%, would, when translated at 2015 exchange rates, have been 230.0p, an increase of 10.4%. This higher growth rate, in 2017 and 2016, at prevailing exchange rates, reflects the translational benefit as a result of the relative weakness of the pound sterling. In 2015, adjusted diluted earnings per share of 208.4p, an increase of 0.1%, would, when translated at 2014 exchange rates, have been 229.1p, an increase of 10.1%. This lower growth rate, in 2015, at prevailing exchange rates reflects the negative translational effect as a result of the relative strength of the pound sterling.

Operating cash flow conversion ratio

Definition – net cash generated from operating activities before the impact of adjusting items, trading loan to a third party, pension shortfall funding, taxes paid, and after net capital expenditure and dividends from associates, as a proportion of adjusted profit from operations.

BAT Annual Report and Form 20-F 2017	221

Additional disclosures

Non-GAAP measures continued

Adjusted cash generated from operations (Adjusted CGFO)

Definition – net cash generated from operating activities before the impact of adjusting items and trading loans provided to a third party, excluding dividends received from associates, and after dividends paid to non-controlling interests, net interest paid and net capital expenditure.

Net debt

Definition – total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments.

The Group uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS. The most directly comparable IFRS measure to net debt is total borrowings. The Group management board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to total borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS. The table below reconciles net debt to total borrowings for the periods presented.

	As of the year ended 31 December (£m)
	2017	2016	2015	2014	2013
Total borrowings	49,450	19,495	17,001	12,258	11,696
Derivatives in respect of net debt:
– assets	(640)	(809)	(373)	(362)	(146)
– liabilities	117	300	164	137	125
Cash and cash equivalents	(3,291)	(2,204)	(1,963)	(1,818)	(2,106)
Current available-for-sale investments	(65)	(15)	(35)	(50)	(54)
Net debt	45,571	16,767	14,794	10,165	9,515

222	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Additional disclosures on

liquidity and capital resources

The Group’s cash inflows derive principally from its operating activities. They are supplemented when required by cash flows from financing activities, typically to support acquisitions. The principal sources of liquidity for the Group are cash flows generated from the operating business and proceeds from issuances of debt securities described below under “Capital Resources.”

The Board reviews and agrees the overall treasury policies and procedures, delegating appropriate oversight to the Finance Director and the treasury function. The treasury policies include a set of financing principles and key performance indicators. The Group’s treasury position is monitored by a Corporate Finance Committee chaired by the Finance Director. Treasury operations are subject to periodic independent reviews and audits, both internal and external.

In 2017, 2016 and 2015, all contractual borrowing covenants were met and none are expected to inhibit the Group’s operations or funding plans.

Capital expenditure

Gross capital expenditures include purchases of property, plant and equipment and purchases of intangibles. The Group’s gross capital expenditures for 2017, 2016 and 2015 were £862 million, £652 million and £591 million, respectively, representing investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). The Group expects gross capital expenditures in 2018 of approximately £1,075 million, representing the ongoing investment in the Group’s operational infrastructure, with the increase due to the full year’s acquisition of RAI and expansion of NGP. This is expected to be funded by the Group’s cash flows and existing facilities.

Hedging instruments

As discussed in note 23 in the Notes on the Accounts, the Group hedges its exposure to interest rate movements and currency movements. BAT’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings. Interest rate swaps have been used to manage the interest rate profile of external borrowings, while cross currency swaps have been used to manage the currency profile of external borrowings.

Capital resources

Policy

The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to ensure that there is the maximum mobilisation of cash within the Group. The key objectives of treasury in respect of cash and cash equivalents, are to protect the principal value of the Group’s cash and cash equivalents, to concentrate cash at the centre to minimise the required long-term debt issuance and to optimise the yield earned. The amount of debt the Group issues is determined by forecasting the net debt requirement after the mobilisation of cash.

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies. All contractual borrowing covenants have been met and none are expected to inhibit the Group’s operations or funding plans.

Borrowings

The following table sets out the Group’s long- and short-term borrowings as of the dates indicated:

				As of 31 December (£m)(1)
	Currency	Maturity dates	Interest rates at 31 December 2017	2017	2016	2015
Eurobonds(4)	Euro	2019 to 2045	0.4% to 4.9%	8,585	7,704	6,603
	Euro	2018 to 2021	3m EURIBOR +50bps	1,326	341	294
	UK pound sterling	2019 to 2055	1.8% to 7.3%	4,680	4,241	3,413
	US dollar	2019	1.6%	482	527	203
	Swiss franc(2)	2016	–	–	–	238
	Swiss franc	2021 to 2026	0.6% to 1.4%	498	526	446
US dollar bonds(4)	US dollar	2018 to 2047	1.9% to 8.1%	25,545	4,472	4,208
	US dollar	2018 to 2022	3m USD LIBOR +51bps to 88 bps	1,665	405	339
Commercial Paper(3)(4)				1,200	254	505
Other loans				4,466	110	236
Bank loans				512	336	258
Bank Overdrafts				469	553	232
Finance leases				22	26	26
Total				49,450	19,495	17,001

Notes:

(1)	The financial data above has been extracted from the Group’s consolidated financial statements.

(2)	The Swiss franc bonds with a maturity date of 2016 referred to above had an interest rate of 3m CHF LIBOR +16 basis points prior to their repayment in 2016.

(3)	The interest on the commercial paper referred to in the table above is based on US $LIBOR plus a margin ranging between 19 and 38 basis points (2016: between 22 and 77 basis points, 2015: between 25 and 43 basis points).

(4)	The issuers of these debt securities are B.A.T. International Finance p.l.c., B.A.T Capital Corporation, Reynolds American Inc., or R.J. Reynolds Tobacco Company, as applicable. British American Tobacco p.l.c. is the ultimate guarantor in each case.

BAT Annual Report and Form 20-F 2017	223

Additional disclosures

Additional disclosures on

liquidity and capital resources continued

Off-balance sheet arrangements and contractual obligations

Except for operating leases, the Group has no significant off-balance sheet arrangements. The Group has contractual obligations to make future payments on debt agreements. In the normal course of business, the Group enters into contractual arrangements where the Group commits to future purchases of services from unaffiliated and related parties.

The Group’s undiscounted contractual obligations as of 31 December 2017 were as follows:

	Payments Due by Period (£m)
	Total	Less than 1 Year	1–3 Years	3–5 Years	Thereafter
Long-term notes and other borrowings, exclusive of interest(1)	49,005	4,978	9,355	9,770	24,902
Interest payments related to long-term notes(1)	445	445	–	–	–
Finance lease obligations	22	10	11	1	–
Operating lease obligations(2)	445	108	135	85	117
Purchase obligations(3)	2,051	1,481	569	1	–
Total cash obligations	51,968	7,022	10,070	9,857	25,019

Notes:

(1)	For more information about the Group’s long-term debt, see note 20 in the Notes on the Accounts.

(2)	Operating lease obligations represent estimated lease payments primarily related to vehicles, office space, warehouse space and equipment. See note 28 in the Notes on the Accounts.

(3)	Purchase obligations primarily include commitments to acquire tobacco leaf. Purchase orders for the purchase of other raw materials and other goods and services are not included in the table, as the Group’s operating subsidiaries are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders typically represent authorisations to purchase rather than binding agreements.

The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future fundings are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme liabilities totalled £698 million as of 31 December 2017, which is net of pension assets of £12,350 million. The Group expects to be required to contribute £241 million to its defined benefit plans during 2018. See note 12 in the Notes on the Accounts for further information.

US$ exchange rate

The following table sets forth the high and low noon buying rates of each month of the last six months, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in US dollars per pound sterling.

	High	Low
August 2017	1.3236	1.2787
September 2017	1.3578	1.2972
October 2017	1.3304	1.3063
November 2017	1.3506	1.3067
December 2017	1.3529	1.3316
January 2018	1.4264	1.3513

The following table sets forth for each year the average of the noon buying rates on the last business day of each month of that year, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years.

Average
Year ended 31 December 2013	1.5668
Year ended 31 December 2014	1.6461
Year ended 31 December 2015	1.5250
Year ended 31 December 2016	1.3444
Year ended 31 December 2017	1.3016

On 19 February 2018 the latest practicable date prior to this filing, the noon buying rate was £1.00 = US$1.4026.

The rates presented above may differ from the actual rates used in preparation of financial information appearing in this Annual Report and Form 20-F. The presentation of such rates is not meant to suggest that the US dollar amounts actually represent the pound sterling amounts or that such amounts could have been converted to US dollars at any particular rate.

224	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Employees

As of 31 December 2017, the number of persons permanently employed by the Group was 62,270 worldwide. The Group believes that its labour relations are good.

Certain temporary employees are included in the below figures. The number of such temporary employees is approximately 2,800 and largely relates to seasonal workers within operations.

The following table sets forth the number of Group permanent employees by region in 2017, 2016 and 2015.

	As of 31 December
Region (number of employees worldwide)	2017	2016	2015
United States(1)	5,201
Asia-Pacific	13,501	16,059	17,385
Americas	13,735	14,743	15,118
Western Europe(2)	19,080	14,668	14,808
EEMEA	10,753	11,592	12,413
Total Employees	62,270	57,062	59,724

Notes:

(1)	Total number of employees increased to 62,270 as of 31 December 2017 from 57,062 as of 31 December 2016 partly due to the addition of 5,201 employees following the acquisition of RAI.

(2)	Included within the employee numbers for Western Europe are certain employees in different locations in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

BAT Annual Report and Form 20-F 2017	225

Additional disclosures

Additional risks for the Group

A summary of other risks for the Group which are not considered principal risks, but are monitored by the Board through the Group’s risk register, and potential their impact, is set out below. The principal risks facing the Group are set out at pages 48 to 54.

Inability to launch innovative products that offer consumers meaningful value-added differentiation

The Group may be unsuccessful in launching innovative products that offer consumers meaningful value-added differentiation, leading to a failure to capture growth opportunities, compete in strategic consumer segments and capture synergistic benefits from having strong brands across our markets, and the risk of under or over-supply, loss of competitive advantage, unrecoverable costs and/or erosion of our consumer base.

Risk of disruption to the Group’s data and information technology systems, including compromise by cyber-attack

The Group’s increasing reliance on digital and information technology means that a significant disruption, malicious manipulation or cyber-attack of the Group’s systems, including those managed by third-party service providers, or unintended or malicious behaviour by employees, contractors or service providers, may affect the Group’s communications and operations. Data (including confidential, personal or other sensitive information) stored or communicated by IT systems may be corrupted, lost or disclosed, which may cause reputational, competitive or operational damage, fraudulent abuse, malicious manipulation or legal liability and may result in significant remediation costs, prosecution by enforcement bodies, fines and/or penalties and other costs to the Group.

Exposure to availability of and price volatility in tobacco leaf and other raw materials

Raw materials and other inputs used in the Group’s businesses are subject to price volatility. The Group’s results of operations are exposed to fluctuations in the availability and price of tobacco leaf and other commodities required in cigarette manufacture. The Group’s access to raw materials may be adversely affected by a significant event occurring in one or more major leaf growing areas, including climate instability or diseases causing crop failure, which may have a negative impact on the Group’s business, such as decreased quantity and/or quality of leaf, increased prices, reallocation of growing areas and factories or supply-chain disruptions.

Commodity price, quality and quantity changes beyond the Group’s control may affect its profitability and business. The Group may not be able to increase prices to offset increased costs without suffering reduced sales volume and income, or meet increased demand for certain types of tobacco.

Risk of loss of production capacity or key suppliers, distribution interruption, commodity risk, problems with labour relations, or significant disaster

Severe disruption to any aspect of the Group’s supply chain or suppliers’ operations or deterioration in the financial condition of a trading partner may have an adverse impact on the Group’s ability to produce and deliver products meeting customer demands and could ultimately have an adverse effect on the results of operations, cash flows and financial conditions of the Group, through increased costs, loss of market share and profit. Continuing industry consolidation among distributors and suppliers may lead to reduced efficiency, higher costs and concentrated risk of supply chain interruptions, contract disputes and systems and logistics failures.

In some markets, distribution of the Group’s products is through third party monopoly channels, often licensed by governments. The Group may be unable to renew these third-party supplier and distribution agreements on satisfactory terms for numerous reasons, including government regulations, and loss of distribution may adversely affect the Group’s sales volume, market share and profits. Any deterioration in labour or union relations, or any disputes or work stoppages or other labour related developments may increase costs and disrupt the Group’s business.

Disasters such as a major fire, violent weather conditions or other disasters that affect manufacturing or other facilities of the Group may have a material adverse effect on the operations of the Group, through increased costs and the loss of market share and profit in the event of loss of or insufficient production capacity to supply its products or meet increased demand.

Failure to successfully design, implement and sustain an integrated operating model

Failure by the Group to successfully design, implement and sustain an integrated operating model and organisational structure, or to deliver associated cost savings, may lead to the failure to realise anticipated benefits, increased costs, disruption to operations, decreased trading performance and reduced market share, which in turn may reduce profitability and funds available for investment in long-term growth opportunities.

Inability to achieve growth through successful mergers, acquisitions and joint ventures

The Group may be unable to acquire attractive businesses on favourable terms and may inappropriately value or otherwise fail to capitalise on growth opportunities. The Group may not be able to deliver strategic objectives and revenue improvements from business combinations, successfully integrate businesses it acquires or establishes, or obtain appropriate regulatory approvals for business combinations. These risks may result in increased costs, decreased revenues, a loss of opportunities, and a diversion of focus and resources from other strategic goals. The Group may become liable for claims arising in respect of conduct prior to the merger or acquisition of businesses if deemed to be a successor to the liabilities of the acquired company, and any resulting adverse judgment against the Group may adversely affect its business.

Risk of non-compliance with markets’ tobacco and nicotine-related legislation

Increasing scope and severity of compliance regimes introduced by new regulation for the advertising, sale and consumption of tobacco and nicotine products may lead to higher costs and greater complexity, and potential reputational damage, product recall, regulatory sanctions or fines in connection with inadvertent breach. Please refer to pages 228 to 231 for details of tobacco and nicotine regulation regimes under which the Group’s businesses operate.

Failure to uphold high standards of corporate behaviour could subject the Group to potential liability under anti-bribery and anti-corruption laws, and other applicable laws and regulations

Failure by the Group or its counterparties to comply with anti-bribery and anti-corruption laws, and other applicable laws and regulations, may result in legal liability, significant fines and/or penalties, criminal sanctions against the Group, its officers and employees, increased costs, prohibitions on conduct of the Group’s business, and damage to the Group’s reputation. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims. Please refer to page 55 of the Directors’ Report for a description of certain investigations to which we are subject.

226	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Failure to establish and maintain adequate controls and procedures over financial reporting

The acquisition of RAI resulted in the Group becoming subject to US securities, corporate governance and compliance laws and regulations, different from regulations that applied to the Group prior to the acquisition. Current and future US regulations may have an adverse effect on the results of operations, cash flows and financial position of the Group, and the increased scope and severity of new regulations may lead to higher costs and greater complexity, legal liability, significant fines and/or penalties, criminal sanctions against the Group, its officers and employees, and damage to the Group’s reputation in connection with inadvertent breach of applicable laws and regulations.

Risk of potential liability under competition (or antitrust) laws

Failure by the Group to comply with competition (or antitrust) laws may result in legal liability, significant fines, penalties and/or damages actions, criminal sanctions against the Group, its officers and employees, increased costs, prohibitions on conduct of the Group’s business, director disqualifications, commercial agreements being held void, and damage to the Group’s reputation. The Group is currently subject to a number of ongoing competition law investigations.

Risk of potential liability under sanctions laws and regulations

National and international sanction regimes affect certain jurisdictions where the Group operates and/or the Group’s counterparties operate, which may lead to supply chain or payment chain disruption and forced market exits. Failure by the Group to comply with sanctions laws and regulations may result in legal liability, significant fines and/or penalties, criminal sanctions against the Group, its officers and employees, increased costs, prohibitions on conduct of the Group’s business, and damage to the Group’s reputation.

Changes in corporate tax rates

The Group’s earnings may be impacted by changing corporate tax rates around the world.

Risks associated with failing to successfully integrate RAI Companies into the Group’s business

The Group may fail to successfully integrate RAI Companies into the Group’s business. This may result in disruption and loss of focus on the business due to diversion of the attention of management and resources, the failure to deliver expected cost synergies, and an inability to retain key personnel, which may adversely impact the Group’s business operations, or the combined businesses may not otherwise perform as expected.

The Group’s business may be negatively affected by the economic conditions in the EU

The default, or a significant decline in the credit rating, of one or more sovereigns or financial institutions, as well as the breakup of or exit from the EU and/or eurozone by the UK or any other member state may cause severe stress in the financial system generally and on the euro and other European currencies, may disrupt the banking system, and adversely affect markets in which the Group operates and the economic condition of the Group’s counterparties, customers, suppliers and creditors in ways which are difficult to predict. These risks, alone or in combination with regulatory changes, including devaluation of local currencies or increased inflation, or actions of market participants, may increase the Group’s exposure to foreign exchange rate risks and may cause a loss of competitiveness from increased production cost and lower revenue, increased customer down-trading, significant write-downs of stock and growth in illicit trade.

Risk of contamination of the Group’s products

The Group’s market position may be affected through the contamination of its products, either by accident or deliberate malicious intent during supply chain or manufacturing processes, or may otherwise fail to comply with the Group’s quality standards. This may lead to disruption to production, product recall, increased costs, loss of market share, legal liability, significant fines and/or penalties, and damage to the Group’s reputation, and may adversely impact sales volume, market share and profitability.

Exposure to intellectual property rights infringements and risk to Group licenses to use certain brands and trademarks

The Group risks being exposed to intellectual property rights infringements by third parties due to limitations in judicial protection and/or inadequate enforceability in some markets in which the Group operates. Any resulting substantial erosion in the value of the Group’s brands, or failure to obtain or maintain adequate protection of intellectual property rights for any reasons, may have a material adverse effect on the Group’s business and results of operations. In addition, as third-party rights are not always identifiable, the Group may also be subject to claims for infringement of third party intellectual property rights, which may result in legal liability, damages, negative impact on reputation and disruption to the business.

Some brands and trademarks under which the Group’s products are sold are licensed for a fixed period of time in certain markets. If any of these licences are terminated or not renewed after the end of the applicable term, the Group would no longer have the right to use, and to sell products under, those brand(s) and trademark(s) in the relevant markets which may have an adverse effect on the Group’s business, results of operations and financial condition.

The Group has net liabilities under retirement benefit schemes of the Group which may increase in the future due to a number of factors

The Group currently maintains and contributes to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees worldwide, and obligations to make contributions to fund benefit obligations under these arrangements is based on actuarial valuations on certain assumptions, including long-term return on plan assets and discount rate. Changes in asset returns, salary increases, inflation, long-term interest rates, life expectancies, population trends and other actuarial assumptions may have an adverse impact on the Group’s financial condition and operations, which may adversely affect its credit rating and ability to raise funds. Please refer to note 12 in the Notes on the Accounts for details of the Group’s retirement benefit schemes.

Exposure to counterparty risks

Cash deposits and other financial instruments give rise to credit risk on the amounts due from counterparties. Failure of any counterparty to meet the Group’s payment obligations or performance undertakings to it or deterioration in the financial condition of one or more of its counterparties may have an adverse effect on the Group’s financial condition or operations.

Risk of loss of key personnel or inability to attract and retain the best global talent

Unanticipated losses of key employees or the inability to identify, attract, develop and retain qualified personnel in the future may adversely impact on the Group’s business operations.

BAT Annual Report and Form 20-F 2017	227

Additional disclosures

Regulation of the Group’s business

Overview

The Group’s businesses operate under increasingly stringent regulatory regimes worldwide. The tobacco industry is one of the most highly regulated in the world, with manufacturers required to comply with a variety of different regulatory regimes across the globe. The Group continues to respond to these regimes and engages with governments and other regulatory bodies to find solutions to changing regulatory landscapes. Restrictions on the manufacture, sale, marketing and packaging of tobacco products are in place in nearly all countries and markets.

Regulation can typically be categorised as follows:

– Place: including regulations restricting smoking in private, public and work places (e.g., public place smoking bans);

– Product: including regulations on the use of ingredients, product design and attributes (e.g., ceilings regarding tar, nicotine and carbon monoxide yields, as well as restrictions on flavours); product safety regulations (e.g., General Product Safety Directive (2001/95/EC), electrical safety regulations and reduced cigarette ignition propensity standards) and regulatory product disclosure requirements (e.g., in relation to ingredients and emissions);

– Packaging and labelling: including regulations on health warnings and other government-mandated messages (e.g., in respect of content, positioning, size and rotation); restrictions on the use of certain descriptors and brand names; requirements on pack shape, size, weight and colour and mandatory plain packaging;

– Sponsorship, promotion and advertising: including partial or total bans on tobacco advertising, marketing, promotions and sponsorship and restrictions on brand sharing and stretching (the latter refers to the creation of an association between a tobacco product and a non-tobacco product by the use of tobacco branding on the non-tobacco product);

– Purchase: including regulations on the manner in which tobacco products are sold, such as type of outlet (e.g., supermarkets and vending machines) and how they are sold (e.g., above the counter versus beneath the counter); and

– Price: including regulations which have implications for the prices which manufacturers can charge for their tobacco products (e.g., excise taxes and minimum prices).

In addition, the Group operates a number of global policies, and in some cases its businesses have also entered into voluntary agreements, which may impose more onerous obligations or standards than those imposed by local legislation.

World Health Organization Framework Convention on Tobacco Control

Much of the recent development in regulation at a global level has been driven by the World Health Organization Framework Convention on Tobacco Control (FCTC). The FCTC came into force in 2005 and contains provisions aimed at, among other things, reducing tobacco consumption and toxicity. The original treaty is supplemented by protocols and guidelines. Whilst these guidelines are not legally binding, they provide a framework of recommendations for parties to the guidelines.

To date, the FCTC has been ratified by 181 countries, not including the United States. The FCTC has led to increased efforts by tobacco-control advocates and public health organisations to reduce the supply of and demand for tobacco products, and to encourage governments to further regulate the tobacco industry. As national regulations increasingly reflect global influences, the scope of areas regulated will likely further expand. The guidelines on advertising, promotion and sponsorship, for example, seek to broaden the definition of tobacco advertising to include product display, the use of vending machines as well as the design of the pack itself. Where adopted by contracting parties, a number of the measures referred to in the guidelines may result in either additional costs for the tobacco industry or restrictions on a manufacturer’s ability to differentiate its products and communicate those differences to adult smokers. For example, a change in the number and size of on-pack health warnings requires new printing cylinders to be commissioned, while the implementation of new plant protection product standards, product testing and the submission of ingredients information to national governments require extensive resources, time and material.

EU Tobacco and Related Products Directive (2014/40/EU)

Other developments in regulation have been driven by tobacco control activities undertaken outside the FCTC process. For example, the EU Tobacco Products Directive (2001/37/EC), referred to as TPD1, was adopted by the EU in May 2001 for transposition into EU member states’ laws by September 2002. TPD1 included provisions that set maximum tar, nicotine and carbon monoxide yields, introduced larger health warnings and banned descriptors such as ‘light’ and ‘mild’.

A revised TPD1, the EU Tobacco and Related Products Directive (2014/40/EU), referred to as the TPD2, was adopted in April 2014 for transposition into EU member states’ law by May 2016. Provisions of the TPD2 include: larger combined pictorial and textual health warnings covering 65% of the two main pack surfaces (front and back) for cigarettes; restrictions on pack shape and size, including minimum pack sizes of 20 sticks for cigarettes and 30g for roll-your-own and make-your-own tobacco; increased ingredients reporting; ‘tracking and tracing’ requirements; and for e-cigarettes: nicotine limits, pre-market notification, ingredients reporting and advertising bans. Among other things, the TPD2 bans the sale of cigarettes and roll-your-own tobacco with a characterising flavour. Menthol flavoured cigarettes are exempt from the ban until May 2020. (See ‘United States’ for information pertaining to the regulation of menthol in that market).

The TPD2 also purports to leave open to EU member states the possibility of further standardising the packaging of tobacco products and to apply its provisions in different ways. For example, it provides, among other things, that the labelling, packaging and the tobacco product itself shall not include any element or feature that suggests that a particular tobacco product has vitalising, energetic, healing, rejuvenating, natural, or organic properties or has other health or lifestyle benefits. On 1 February 2017, the French Government applied its laws transposing these provisions into French national law to prohibit the sale of all variants of Vogue cigarettes from February 2018, as well as the use of certain other tobacco brand and brand variant names. The law was subsequently annulled, but France may seek to reintroduce it.

228	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Restrictions on smoking in private, public and work places

The Group operates in a number of markets which have in place restrictions on smoking in certain private, public and work places, including restaurants, bars and nightclubs. While these restrictions vary in scope and severity, extensive public and work place smoking bans have been enacted in markets including the United States, Canada, the United Kingdom, Spain, New Zealand and Australia. Restrictions on smoking in private have also been adopted or proposed, and typically take the form of prohibitions on smoking in cars or residential homes when children are present, or smoking within a certain distance from specified public places (such as primary schools).

Regulation of ingredients, including flavoured tobacco products

A number of countries have restricted and others are seeking to restrict or ban the use of certain flavours or ingredients in cigarettes and other tobacco products, on the basis that such products are alleged to: appeal disproportionally to minors, act as a catalyst for young people taking up smoking and/or increase the addictiveness or toxicity of the relevant product.

In Canada, the manufacture and sale of cigarettes, little cigars and blunt wraps with characterising flavours are banned. While the Canadian ingredient ban currently exempts menthol at the federal level, most Canadian provinces have adopted or are in the process of adopting menthol bans. The Canadian federal government has also recently published draft regulations that would prohibit menthol in cigarettes. In Australia, the majority of the states have banned flavours in cigarettes that give an ‘overtly’ fruit-flavoured taste and the government is currently considering further regulatory options. The TPD2 similarly bans the manufacture and sale of cigarettes and roll-your-own tobacco with a characterising flavour other than tobacco, subject to an exemption until May 2020 for menthol cigarettes.

An ingredients ban in Brazil, which would ban the use of certain ingredients with flavouring or aromatic properties, including menthol, is not currently in force due to ongoing legal challenges. In Turkey, a ban on the use of menthol in cigarettes will apply from 20 May 2020. A number of the above regulations are subject to ongoing legal challenges. (See ‘United States’ for information pertaining to the regulation of menthol in that market).

Further legislation on ingredients is to be expected. In particular, the EU Commission is required to prepare a report by no later than 20 May 2021 in respect of, among other things, the benefits of establishing a single list of permitted ingredients at the EU level by reference to available scientific evidence on the toxic and addictive effects of different ingredients. Similarly, the Conference of Parties to the FCTC has tasked a working group to further elaborate the partial guidelines on the regulation of the contents of tobacco products and tobacco product disclosures.

Plain and standardised packaging

Plain (or ‘standardised’) packaging generally refers to a ban on the use of trademarks, logos and colours on packaging other than the use of a single colour and the presentation of brand name and variant in a specified font and location(s). The presentation of individual cigarettes may be similarly restricted.

Plain packaging is particularly high on the agenda of tobacco control groups, and the FCTC guidelines recommend that contracting parties consider introducing plain packaging. To date, nine countries have adopted plain packaging legislation.

The world’s first plain packaging law was passed in Australia in November 2011, where plain packaging has been fully implemented since December 2012 (i.e., it has been unlawful to sell non-plain packaged products since this date in all Australian states and territories). In France, plain packaging has been fully implemented since January 2017. In the United Kingdom, plain packaging has been fully implemented since 20 May 2017.

In Hungary, compliance is required immediately for new product launches, and by no later than May 2019 for existing products. In Slovenia, detailed specifications are still to be adopted, which may alter or amend the implementation timetable, but the existing legislation currently requires compliance from 1 January 2020. In Ireland, the legislation provides for a manufacturing deadline of 30 September 2017, with a 12-month sell through period for non-compliant product manufactured before this date. In New Zealand, the legislation provides for a manufacturing deadline of 14 March 2018, with a six-week distribution period plus an additional six-week sell through period for non-compliant product manufactured before this date. In Norway, all cigarettes, roll-your-own tobacco and snus products will need to be manufactured and sold in plain packaging from 1 July 2018. Plain packaging will be implemented in Georgia from January 2023. Countries, territories and states that are currently considering adopting plain packaging legislation, include, but are not limited to, Brazil, Canada, Chile, Singapore and Sweden. Others, such as Hong Kong, are considering implementing large graphic health warnings.

Product display bans at point of sale and licensing regimes

Product display bans at point of sale and licensing regimes have been in place in a number of countries for several years and have been implemented both at national and state levels. Ireland was the first EU member state to introduce a point-of-sale display ban, which became effective in July 2009, with Norway, Iceland, Finland, New Zealand, Thailand, Canada, Australia, the United Kingdom and a number of other countries implementing or passing similar legislation banning tobacco displays. A number of countries, such as Hungary, have also sought to restrict the supply of tobacco products, including through the adoption of licensing regimes limiting the number of retail outlets from which it is possible to purchase tobacco products and/or by prohibiting the sale of tobacco products within a certain distance of specified public places.

Illicit trade

The illegal market for tobacco products is an increasingly important issue for governments and the industry across the world.

Euromonitor International estimates that approximately 456 billion cigarettes per year are smuggled, manufactured illegally or counterfeited. A number of governments, regulators and organisations have or are considering adopting regulation to support anti-illicit trade activities. Among other forms, such regulation may comprise mandatory ‘tracking and tracing’ requirements, enabling regulators to identify the point at which any seized product left the legal supply chain, security features to combat counterfeiting and inspection and authentication obligations in respect of seized product. The TPD2, for example, requires that all unit packets of tobacco are marked with a unique and irremovable identifier, which when scanned provides various information about that product’s route to market.

In November 2012, the FCTC adopted the Protocol to Eliminate Illicit Trade in Tobacco Products which includes a raft of supply chain control measures, including the implementation of ‘tracking and tracing’ technologies. To date, 35 parties have ratified the Protocol, which will come into force once the 40th party has ratified it.

BAT Annual Report and Form 20-F 2017	229

Additional disclosures

Regulation of the Group’s business continued

Next Generation Products

More recently, significant debate has been generated regarding the appropriate regulation of Next Generation Products, including regulation of the nicotine liquids used in vapour products. Whilst this nascent category has grown in size and complexity in a relatively short period of time, a consensus framework for regulation and taxation has yet to emerge. The TPD2, for example, establishes frameworks for the regulation of novel tobacco products and e-cigarettes, introducing nicotine limits, health warnings requirements, advertising bans and pre-market notification and post-market disclosure obligations. Conversely, some governments have intentionally banned or are seeking to ban novel tobacco products and products containing nicotine, while others would need to amend their existing legislation in order to permit their sale. For example, in Australia nicotine is classified as poison, meaning that the importation of vaping products or nicotine refill liquids is illegal in every state and territory, as is the possession and use of these products. In Canada, vaping products containing nicotine are not approved for general sale. However, at a federal level there is no regulation on non-nicotine vaping products, meaning that a number of provinces and municipalities have begun to develop their own frameworks for the sale and marketing of these products. Even in countries where the sale of Next Generation Products is permitted, some governments have adopted, or are seeking to adopt, bans on vaping in public places.

United States

Through the RAI subsidiaries, the Group is subject to US federal, state and local laws and regulations. In 2009, President Obama signed into law the Family Smoking Prevention and Tobacco Control Act (FSPTCA), which grants the US Food & Drug Administration (FDA) broad authority over the manufacture, sale, marketing and packaging of tobacco products. Key elements of the FSPTCA include: filing of facility registrations, product listing, constituent testing and ingredient information; obtaining FDA clearance for all new products or product modifications; banning all characterising flavours other than tobacco or menthol in cigarettes; establishing ‘user fees’ to fund the FDA’s regulation of tobacco products; increasing the health warning size on cigarette packs with the option to introduce pictorial health warnings; implementing good manufacturing practices; revising the labelling and advertising requirements for smokeless tobacco products; and requiring the study of menthol. The US Congress did limit the FDA’s authority in two areas, prohibiting it from:

– banning all tobacco products; and

– requiring the reduction of nicotine yields of a tobacco product to zero.

On 10 May 2016, the FDA issued a final regulation, referred to as the Final Rule, deeming all products that meet the FSPTCA’s definition of ‘tobacco product’ to be subject to the FDA’s regulatory authority under the FSPTCA. The Final Rule became effective as of 8 August 2016, though each requirement of the Final Rule has its own compliance date. Such newly ‘deemed’ tobacco products subject to the FSPTCA include, among others, electronic nicotine delivery systems (including e-cigarettes, e-hookah, e-cigars, vape pens, advanced refillable personal vapourisers, electronic pipes and e-liquids mixed in vape shops), certain dissolvable tobacco products, cigars, and pipe tobacco.

The ‘grandfather’ date under the Final Rule for newly deemed products remains the same as the ‘grandfather’ date for those tobacco products already subject to the FSPTCA – 15 February 2007. Any tobacco product that was not legally marketed as of 15 February 2007 will be considered a new tobacco product subject to premarket review by the FDA. The FDA has recognised that few, if any, e-cigarettes were on the market as of the 15 February 2007, but thousands of such products (including R.J. Reynolds Vapor’s Vuse Digital Vapor Cigarette) subsequently have entered into commerce. To address this issue, the FDA established a compliance policy regarding the premarket review requirements for all newly deemed tobacco products that are not grandfathered products, but were on the market as of 8 August 2016. The FDA will allow such products to remain on the market so long as the manufacturer has filed the appropriate Premarket Tobacco Product Application (PMTA) by a specific deadline.

The Final Rule established staggered initial compliance periods based on the expected complexity of the applications to be submitted. On 28 July 2017, as part of FDA’s announcement of a comprehensive regulatory plan for nicotine and tobacco, the FDA extended the deadline for submission of PMTAs for newly deemed products by several years. PMTAs for non-combustible products, such as e-cigarettes, must be submitted by 8 August 2022. R.J. Reynolds Vapor intends to file a PMTA with respect to Vuse and certain other of its e-cigarette products. Based on the FDA’s draft guidance setting forth the type of evidence that must be included within a premarket review application, R.J. Reynolds Vapor expects the costs of preparing a PMTA to be significant.

On 28 July 2017, the FDA announced its intent to develop a comprehensive plan for tobacco and nicotine regulation that recognises the continuum of risk for nicotine delivery. The FDA plans to publish an ANPRM to seek public input regarding the potential health benefits and possible adverse effects of lowering the level of nicotine in combustible cigarettes. The ANPRM will request comments from interested stakeholders regarding the potential impact of a nicotine product standard on, among other things:

– the likelihood that existing users of tobacco products will stop using cigarettes;

– the likelihood that those who do not use tobacco products will start using such products; and

– the illicit trade of cigarettes containing nicotine at levels higher than a non-addictive nicotine threshold.

In addition, the Center for Tobacco Products (CTP), which was established within the FDA in 2009, will coordinate with the FDA Center for Drug Evaluation and Research regarding medicinal nicotine and other therapeutic products as part of an agency-wide nicotine framework. As part of the comprehensive plan, the FDA also announced its intent to issue ANPRMs requesting public stakeholder input on the impact of flavours (including menthol) in increased initiation among youth and young adults as well as assisting adult smokers to switch to potentially less harmful forms of nicotine delivery; and the patterns of use and public health impact of premium cigars. This follows on from the FDA’s decision to issue its own preliminary scientific evaluation regarding menthol cigarettes in 2013, which concluded that menthol cigarettes adversely affect initiation, addiction and cessation compared to non-menthol cigarettes.

The FDA may seek to adopt regulations banning or severely restricting the use of menthol in tobacco products, the sale of menthol cigarettes, or limiting nicotine yields in the United States. In addition to the potential regulation of menthol in cigarettes by the FDA, certain municipalities either have adopted, or are considering the adoption of, a ban on the sale of menthol cigarettes.

The FDA has also noted its plans to develop product standards to protect against known public health risks, such as issues with electronic nicotine delivery systems batteries and concerns about children’s exposure to liquid nicotine.

230	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

In January 2017, the FDA issued its first proposed product standard just prior to President Trump’s inauguration whereby the agency would require the reduction, over a three-year period, of the levels of N-nitrosonornicotine (‘NNN’) contained in smokeless tobacco products. Since issuing this proposal, the agency has simply stated that it is evaluating submitted comments. It is not known whether or when this proposed rule will be adopted, and, if adopted, whether the final rule will be the same as or similar to the proposed rule.

Under the FSPTCA, for a manufacturer to launch a new tobacco product or modify an existing tobacco product after 22 March 2011, the manufacturer must obtain an order from the CTP, allowing the new or modified product to be marketed. Similarly, a manufacturer that introduced a product between 15 February 2007 and 22 March 2011, was required to file a substantial equivalence report with the CTP demonstrating either (1) that the new or modified product had the same characteristics as a product commercially available as at 15 February 2007, referred to as a predicate product, or (2) if the new or modified product had different characteristics than the predicate product, that it did not raise different questions of public health. A product subject to such report is referred to as a provisional product. A manufacturer may continue to market a provisional product unless and until the CTP issues an order that the provisional product is not substantially equivalent (NSE), in which case the FDA could then require the manufacturer to remove the provisional product from the market. Substantially all RAI subsidiaries’ products currently on the market are provisional products. At present, there is substantial uncertainty over the approaches that the FDA and CTP will take to determining RAI subsidiaries’ MRTP applications, PMTAs, and substantial equivalence reports.

The FDA plans to develop foundational regulations to provide clarity and predictability to the tobacco product submission process, to include regulations outlining the information that the FDA expects to be provided in PMTAs for Electronic Nicotine Delivery Systems (ENDs), Modified Risk Tobacco Product (MRTP) applications, and substantial equivalence reports, as well as finalised guidance on PMTA reviews. Further, the FDA will evaluate whether its current plan to review the substantial equivalence reports for all provisional products is an effective use of its resources, or if the FDA could take a different approach that would free up resources and provide greater market clarity for manufacturers. The FDA did not provide a timeline for publication for the ANPRM documents or the commencement of regulatory activities related to the comprehensive nicotine policy.

On 18 December 2017, the CTP accepted for review MRTP applications for six Camel Snus smokeless tobacco products. Beginning in 2018, the CTP will undertake a review of these applications which will include facility inspections, a meeting before the Tobacco Product Scientific Advisory Committee and ultimately a decision from the agency as to whether it will clear the proposed claims submitted by R.J. Reynolds Tobacco Company.

Cigarettes and other tobacco products are subject to substantial taxes in the United States. All states and the District of Columbia currently impose cigarette excise taxes. Certain city and county governments, such as New York, Philadelphia and Chicago, also impose substantial excise taxes on cigarettes sold in those jurisdictions. Also, all states and the District of Columbia currently subject smokeless tobacco products to excise taxes. Various states and the District of Columbia impose a tax on vapour products, such as e-cigarettes, and many other states have proposed taxes on vapour products. Currently, there is no federal tax on vapour products, such as e-cigarettes.

The Group believes that, as a responsible business, it can contribute through information, ideas and practical steps, to help regulators address the key issues regarding its products, including under-age access, illicit trade, product information, product design, involuntary exposure to smoke and the development of potentially less harmful products, while maintaining a competitive market that accommodates the significant percentage of adults who choose to be tobacco consumers. The Group is committed to working with national governments and multilateral organisations and welcomes opportunities to participate in good faith to achieve sensible and balanced regulation of traditional tobacco and Next Generation Products.

BAT Annual Report and Form 20-F 2017	231

Additional disclosures

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities sanctioned under programmes relating to terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the US by non-US affiliates in compliance with applicable law, and whether or not the activities are sanctionable under US law.

As of the date of this report, BAT is not aware of any activity, transaction or dealing by the Group or any of its affiliates during the financial year ended 31 December 2017 that is disclosable under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, except as set forth below. This information is to the best of BAT’s knowledge.

BAT has a local operation in Iran, established on 18 October 2003, through its wholly owned non-US subsidiary, B.A.T. Pars Company (Private Joint Stock) (BAT Pars). BAT Pars produces most of the products it sells in Iran, which include Kent, Pall Mall and Montana brands, in its own factory in Eshtehard, which is in the Alborz province of Iran. A minor volume of Dunhill product was imported from Russia in 2017 as it was not possible to produce this locally. BAT Pars distributes its product via 108 sub-agents with national and provincial distribution licenses, who sell products to wholesalers and retailers with the support of BAT Pars’ sales representatives. BAT Pars has 283 direct employees and an additional 1,100 contract workers supplied by a private company.

Concerning the business of BAT Pars, various elements such as income tax, payroll, social security, other taxes, excise, monopoly fees, duties and other fees, including for utilities, licenses and judicial fees to commence litigation, are payable to the Government of Iran and affiliated entities regarding BAT Pars’ operation. In 2017, BAT Pars paid some debts to the Iranian Tobacco Company (which is majority owned by the Government of Iran or affiliated entities) relating to contract manufacturing services provided to BAT Pars in the period 2014 to 2016. BAT Pars maintains bank accounts in Iran with various banks to facilitate its operations in the country and to make any required payments, as described above, to the Government of Iran and affiliated entities regarding its operations.

During the year ended 31 December 2017, BAT did not have any gross revenues or net profits derived from transactions with the Government of Iran or affiliated entities.

BAT believes, and maintains policies and procedures designed to ensure that, its activities in Iran and elsewhere comply in all material aspects with the applicable and relevant trade sanctions laws and regulations, including US and other international trade sanctions and/or embargoes. BAT’s sanctions policies and procedures have been designed to be as robust as possible. However, there can be no absolute assurance that these policies and procedures will be effective. While we believe the imposition of penalties or sanctions against BAT for its activities in Iran by the relevant authorities would be an unlikely event, the impact of such penalties or sanctions, if imposed, could be material. To the extent permitted under applicable law, BAT Pars’ activities in Iran are expected to continue.

232	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Material contracts

Merger with RAI

On 16 January 2017, BAT entered into an Agreement and Plan of Merger with RAI, BATUS Holdings Inc., an indirect, wholly owned subsidiary of BAT, and Flight Acquisition Corporation (Merger Sub), an indirect, wholly owned subsidiary of BAT, as it and the plan of merger contained therein were amended as of 8 June 2017, pursuant to which, upon the terms and subject to the conditions thereof, on 25 July 2017, Merger Sub was merged with and into RAI, with RAI surviving as an indirect, wholly owned subsidiary of BAT. Pursuant to the terms of the merger agreement and at the effective time of the merger, each share of RAI common stock (other than shares of RAI common stock owned by BAT and its subsidiaries or owned by holders who were excluded because such holders properly asserted their rights of appraisal), was automatically converted into the right to receive (i) a number of BAT ADSs, representing 0.5260 of an ordinary share, nominal value 25 pence, of BAT, plus (ii) US$29.44 in cash, without interest. Based on the per share closing price of a BAT ADS of US$69.25, as quoted on the NYSE on 24 July 2017 at the time of the NYSE market close, the implied per share value of the merger consideration was approximately US$65.87.

The Master Settlement Agreement & State Settlement Agreements

In 1998, the major US cigarette manufacturers (including R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of Reynolds American) entered into the Master Settlement Agreement (MSA) with attorneys general representing most US states and territories. The MSA imposes a perpetual stream of future payment obligations on the major US cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year).

During 2013, R.J. Reynolds Tobacco Company, various other tobacco manufacturers, 20 states, the District of Columbia and Puerto Rico reached a final agreement related to Reynolds American’s 2003 Master Settlement Agreement (MSA) activities. Under this agreement R.J. Reynolds Tobacco Company will receive credits, currently estimated to be more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been and will be applied against the company’s MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. It is estimated that R.J. Reynolds Tobacco Company will receive US$170 million in credits, which will be applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$285 million in credits, which will be applied over a four-year period from 2015. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five year period from 2017. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). RAI’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2017 amounted to US$2,856 million in respect of settlement expenses and US$4,612 million in respect of settlement cash payments.

Change of control provisions as at 31 December 2017

Significant Agreements

Nature of Agreement	Key provisions

The revolving credit facilities agreement effective 25 July 2017 and entered into between the Company, B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V., British American Tobacco Holdings (The Netherlands) B.V. and B.A.T Capital Corporation (as borrowers and, in the case of the Company, as a guarantor) and HSBC Bank plc (as agent) and certain financial institutions (as lenders), pursuant to which the lenders agreed to make available to the borrowers £6 billion for general corporate purposes (the ‘Facility’).

–  should a borrower (other than the Company) cease to be a direct or indirect subsidiary of the Company, such borrower shall immediately repay any outstanding advances made to it;

–  where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under the Facility to be repaid.

Term loan facilities agreement dated 16 January 2017: B.A.T. International Finance p.l.c. and B.A.T Capital Corporation (as borrowers ), the Company, (as guarantor) and HSBC Bank plc (as agent) and certain financial institutions (as lenders) pursuant to which the lenders agreed to make available to the borrowers US$25 billion for the acquisition of RAI. Facilities A and B have been repaid and facilities C and D, totalling the sterling equivalent of US$5 billion, are still outstanding.

–  should a borrower cease to be a direct or indirect subsidiary of the Company, such borrower shall immediately repay any outstanding advances made to it;

–  where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under the term loan facilities to be repaid.

Packaging Materials Agreement dated 8 April 2015, between Souza Cruz S.A. and Amcor Group GmBH for the production and supply of packaging for a value of R$1,500,000,000.

–  that either party may terminate the agreement in the event of any direct or indirect acquisition of at least 25% of the voting shares of the supplier and/or its affiliates by directly or indirectly a competitor of Souza Cruz S.A., importer or distributor.

BAT Annual Report and Form 20-F 2017	233

Additional disclosures

Material contracts continued

Nature of Agreement	Key provisions

On 25 July 2017, the Company acceded as a guarantor under the indenture of its indirect, wholly owned subsidiary RAI. The securities issued under the indenture include approximately $12.7 billion aggregate principal amount of unsecured RAI debt securities.

–  with respect to each series of debt securities issued under the indenture, upon a change of control event, combined with a credit ratings downgrade of the series to below investment grade level (such downgrade occurring on any date from the date of the public notice of an arrangement that could result in a change of control event until the end of the 60-day period following public notice of the occurrence of a change of control event), RAI is obligated to make an offer to repurchase all debt securities from each holder of debt securities. As a guarantor under the indenture, the Company guarantees such payments.

Long-Term Incentive Plans
The rules of the long-term incentive plans 2007 and 2016 (the LTIPs).

–  in the event of a change of control of the Company as a result of a takeover, reconstruction or winding-up of the Company (not being an internal reorganisation), LTIP awards will become exercisable for a limited period based on the period of time that has elapsed since the date of the award and the achievement of the performance conditions at that date, unless the Remuneration Committee determines this not to be appropriate in the circumstances;

–  the rules of the LTIPs allow (as an alternative to early release) that participants may, if permitted, exchange their LTIP awards for new awards of shares in the acquiring company on a comparable basis.

234	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Property, plant and equipment

The Group uses a mixture of in-house and contract manufacturers to manufacture its next generation products.

BAT-owned manufacturing facilities (1)

	United States	Western Europe	Asia-Pacific	Americas	EEMEA	Total
Fully Integrated cigarettes manufacturing	2	7	14	7	15	45
Sites processing tobacco only	1	2	6	7	3	19
Site manufacturing other tobacco products only	3	3	0	0	0	6
Research and Development facilities	1	2	1	2	1	7
Total	7	14	21	16	19	77

Note:

(1)	As of 31 December 2017.

The plants and properties owned or leased and operated by the Group’s subsidiaries are maintained in good condition and are believed to be suitable and adequate for the Group’s present needs. As a result of the acquisition of the Blue Nile Cigarette Company Limited, the Group is currently investing in bringing an acquired factory to a condition deemed appropriate by the Group. The Group is progressing with the plans to close its factory in Bayreuth, Germany and to transfer its production to existing factories in Poland, Romania, Hungary and Croatia.

The technology employed in cigarette factories is sophisticated, especially in the area of cigarette making and packing where throughputs can reach between 500 and 1000 packs per minute. The Group can produce many different pack formats (e.g., the number of cigarettes per packet) and configurations (e.g., bevel edge, round corner, international) to suit marketing and consumer requirements. New technology machines are sourced from the leading machinery suppliers to the industry. Close cooperation with these organisations helps the Group support its marketing strategy by driving its product innovations, which are brought to the market on a regular basis.

The Group utilises quality standards, processes and procedures covering the entire end-to-end value chain to help to ensure quality products are provided to its customers and adult tobacco consumers according to the Group’s requirements and end market regulatory requirements.

The Group has several improvement initiatives which it is currently managing. For example, the Group is continuing to realise the benefits of its Integrated Work System Program launched in 2014, which is centrally led with an aim to improve the performance of the Group’s factories globally by focusing on manufacturing standards, continuous improvement, assessment and benchmarking and organisational development. The Group also utilises a survey process in the factories with an aim to improve factory productivity and reduce costs in the manufacturing environment. This process, known as “Bulls Eye,” has been in existence for a number of years and highlights productivity opportunities by benchmarking.

In 2017, the Group manufactured cigarettes in 45 cigarette factories in 42 countries. These plants and properties are owned or leased and operated by the Group’s subsidiaries. The Group’s factory outputs and establishments vary significantly in size and production capacity.

For more information on property, plant and equipment, see note 10 in the Notes on the Accounts.

BAT Annual Report and Form 20-F 2017	235

Additional disclosures

US corporate governance practices

In the US, ADSs of the Company are listed on the New York Stock Exchange (NYSE). The significant differences between the Company’s corporate governance practices as a UK company and those required by NYSE listing standards for US companies are listed as follows:

The Company has applied a robust set of board governance principles, which reflect the UK Corporate Governance Code and its principles-based approach to corporate governance. NYSE rules require US companies to adopt and disclose on their websites corporate governance guidelines. The Company complies with UK requirements, including a statement in this report of how the Company has applied the principles of the Code and that the Company has complied with the best practice provisions of the Code.

Independence

The Company’s board governance principles require that all non-executive directors be determined by the board to be independent in character and judgement and be free from any business or other relationships that could interfere materially with, or appear to affect, their judgement. The Board also has formal procedures for managing conflicts of interest. The Board has determined that, in its judgement, all of the non-executive directors are independent. In doing so, the Board has taken into consideration the independence requirements outlined in the NYSE’s listing standards and considers these to be met by the Chairman and all of its Non-Executive Directors.

Committees

The Company has a number of Board committees that are broadly comparable in purpose and composition to those required by NYSE rules for domestic US companies. For instance, the Company has a Nominations (rather than nominating/corporate governance) Committee and a Remuneration (rather than compensation) Committee. The Company also has an Audit Committee, which NYSE rules require for both US companies and foreign private issuers.

These committees are composed solely of Non-Executive Directors and, in the case of the Nominations Committee, the Chairman whom the Board has determined to be independent, in the manner described above.

Each Board Committee has its own terms of reference, which prescribe the composition, main tasks and requirements of each of the committees (see the Board Committee reports on pages 65, 71 and 73).

Under US securities law and the listing standards of the NYSE, BAT is required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. BAT’s audit committee complies with these requirements. The BAT audit committee does not have direct responsibility for the appointment, reappointment or removal of the independent auditors. Instead, it follows the UK Companies Act 2006 by making recommendations to the Board on these matters for it to put forward for shareholder approval at the AGM.

One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board determined that Lionel Nowell, III possesses such expertise and also possesses the financial and audit committee experiences set forth in both the UK Corporate Governance Code and SEC rules (see Audit Committee report on page 65). Lionel Nowell, III is also the Audit Committee financial expert as defined in Item 16.A. of Form 20-F.

Shareholder approval of equity compensation plans

The NYSE rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. The Company complies with UK requirements that are similar to the NYSE rules. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

Codes of Business Conduct and Ethics

The NYSE rules require US companies to adopt and disclose a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Group Standards of Business Conduct (SoBC) described on page 69 apply to all staff in the Group, including senior management and the Board, and satisfy the NYSE requirements. All Group companies have adopted the SoBC (or localised versions). The SoBC also set out the Group’s whistleblowing policy, enabling staff, in confidence and anonymously, to raise concerns without fear of reprisal, including concerns regarding questionable accounting or auditing matters. The SoBC is available at www.bat.com/sobc.

For staff of RAI Companies, the RAI Code of Conduct, which is substantially in alignment with the SoBC and satisfies the NYSE requirements, applied in lieu of the SoBC for the full year 2017. RAI Companies adopted their localised version of the SoBC with effect from 1 January 2018.

The Company has also adopted a code of ethics for its Chief Executive, Finance Director, Group Financial Controller and Group Chief Accountant as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. There have been no waivers from the code of ethics relating to any officers. The Company considers that these codes and policies address the matters specified in the NYSE rules for US companies.

236	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Controls and procedures

Evaluation of disclosure controls and procedures

Disclosure Controls and Procedures

The Company maintains ‘disclosure controls and procedures’, as such term is defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management, including the Company’s Chief Executive and Finance Director, recognise that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected. The Group’s disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards.

The Company’s management, with the participation of the Company’s Chief Executive and Finance Director, has evaluated the effectiveness of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the Company’s Chief Executive and Finance Director have concluded that the Company’s disclosure controls and procedures were effective at a reasonable assurance level.

Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in internal control over financial reporting

In July 2017, BAT completed its acquisition of RAI. As part of the post-closing integration, the Group is engaged in refining and harmonising the internal controls and processes of the acquired business with those of BAT.

Statements regarding competitive position

Statements referring to the competitive position of BAT and its subsidiaries are based on the Group’s belief and best estimates. In certain cases, such statements and figures rely on a range of sources, including investment analyst reports, independent market surveys, and the Group’s own internal assessments of market share.

BAT Annual Report and Form 20-F 2017	237

Additional disclosures

Directors’ Report information

This Other Information section of the British American Tobacco Annual Report and Form 20-F, which includes Additional disclosures and Shareholder information, forms part of, and includes certain disclosures which are required by law to be included in, the Directors’ Report.

Strategic Report disclosures

Section 414C(11) of the Companies Act 2006 allows the Board to include in the Strategic Report information that it considers to be of strategic importance that would otherwise need to be disclosed in the Directors’ Report. The Board has chosen to take advantage of this provision and accordingly, the information set out below, which would otherwise be required to be contained in the Directors’ Report, has been included in the Strategic Report.

Information required in the Directors’ Report	Section in the Strategic Report
Information on dividends	Financial review
Certain risk information about the use of financial instruments	Financial review
An indication of likely future developments in the business of the Group	Delivering our strategy
An indication of the activities of the Group in the field of research and development	Our business model
A statement describing the Group’s policy regarding the hiring, continuing employment and training, career development and promotion of disabled persons	Delivering our strategy: Winning organisation

Details of employee engagement: information, consultation, share scheme participation and the achievement of a common awareness of the financial and economic factors affecting the performance of the Group

Delivering our strategy: Winning organisation
Details of charitable donations	Stakeholder engagement
Disclosures concerning greenhouse gas emissions	Delivering our strategy: Sustainability

Shareholder information disclosures
Information required in the Directors’ Report	Section in Other Information
Change of control provisions	Material contracts
Information on dividends	Dividends
Share capital – structure and voting rights; restrictions on transfers of shares	Articles of Association
Major shareholders	Share capital and security ownership
Directors – appointment and retirement	Articles of Association
Amendment of articles of association	Articles of Association
Directors – share buyback powers	Purchases of shares

Listing Rules (LRs) disclosures
For the purpose of LR 9.8.4C R the applicable information required to be disclosed by LR 9.8.4 R	Section in Other Information
Section (12) – shareholder waivers of dividends	Group Employee Trust
Section (13) – shareholder waivers of future dividends	Group Employee Trust

Directors: interests and indemnities

Contracts and letters of appointment

–  details of Directors’ contracts and letters of appointment, remuneration and emoluments, and their interests in the Company’s shares (including share options and deferred shares) as at 31 December 2017 are given in the Remuneration report; and

–  no Director had any material interest in a contract of significance (other than a service contract) with the Company or any subsidiary company during the year.

Insurance	– appropriate cover provided in the event of legal action against the Company’s Directors.
Indemnities

–  provision of indemnities to Directors in accordance with the Company’s Articles of Association and to the maximum extent permitted by law; and

–  as at the date of this report, such indemnities are in force covering any costs, charges, expenses or liabilities that they may incur in or about the execution of their duties to the Company or to any entity which is an associated company (as defined in Section 256 of the Companies Act 2006), or as a result of duties performed by them on behalf of the Company or any such associated company.

Directors’ Report approval and signature

The Directors’ Report comprises the information on pages 55 to 72 and pages 215 to 262. The Directors’ Report was approved by the Board of Directors on 21 February 2018 and signed on its behalf by Paul McCrory, Company Secretary.

238	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Cautionary statement

This document contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. In particular, among other statements; (i) certain statements in the Overview section (pages 1 to 7), including the Chairman’s introduction; (ii) certain statements in the Strategic management section (pages 12 to 32), including the Chief Executive’s review, Finance Director’s overview and Global market overview; and (iii) certain statements in the Other Information section (pages 215 to 262), including the Additional disclosures and Shareholder information sections.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; the inability to obtain price increases and the impact of price increases on consumer affordability thresholds; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the ability to develop and commercialise new alternative products and to do so profitably; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group. Further details on the principal risk factors that may affect the Group can be found in the ‘Principal Group risk factors’ section of the Strategic Report on pages 48 to 54 of this document. A summary of other risks for the Group which are not considered principal risks is set out under the heading ‘Additional risks for the Group’ on pages 226 and 227 of this Additional disclosures section.

It is believed that the expectations reflected in this document are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

BAT Annual Report and Form 20-F 2017	239

Shareholder information

Share prices and listings

Premium listing – London Stock Exchange (LSE)

The primary market for BAT’s ordinary shares is the LSE (Share Code: BATS; ISIN: GB0002875804). BAT’s ordinary shares have been listed on the LSE main market since 8 September 1998 and are a constituent element of the Financial Times Stock Exchange 100 Index.

Secondary listing – Johannesburg Stock Exchange (JSE Limited), South Africa

BAT’s ordinary shares have a secondary listing and are traded in South African rand on the Main Board of the JSE in South Africa (Abbreviated name: BATS; Trading code: BTI). BAT’s ordinary shares have been listed on the JSE since 28 October 2008 and are a constituent element of the JSE Top 40 Index.

American Depositary Shares (ADSs) – New York Stock Exchange (NYSE)

BAT ordinary shares trade in the form of BAT ADSs in the United States under the symbol BTI (CUSIP Number: 110448107). The BAT ADSs have been listed on the NYSE since 25 July 2017 as a Sponsored Level III ADS programme for which Citibank, N.A. is the depositary (the Depositary) and transfer agent. Each ADS represents one ordinary share. ADSs are evidenced by American depositary receipts (ADRs).

Disclosure of share prices

The following table sets out, for the periods indicated, the highest and lowest market prices for BAT’s ordinary shares and ADSs for the periods shown. These are derived from the highest and lowest intra-day sales prices as reported on the LSE and NYSE, respectively.

			£		US$
		Ordinary shares (LSE)		American depositary shares (ADSs)(1)
		High	Low	High	Low
Year ended 31 December 2013		38.075	30.890	47.973	40.988
2014		38.065	28.710	53.674	39.987
2015		39.315	32.315	54.891	45.896
2016		51.350	35.360	61.951	46.916
2017		56.430	45.085	71.769	53.785
Year ended 31 December
2016:	First quarter (January–March)	41.490	35.360	55.325	46.916
	Second quarter (April–June)	48.430	40.160	61.237	54.848
	Third quarter (July–September)	51.350	46.360	61.951	58.875
	Fourth quarter (October–December)	51.080	42.370	61.116	50.627
2017:	First quarter (January–March)	53.280	45.515	64.953	53.785
	Second quarter (April–June)	56.430	51.650	71.769	64.630
	Third quarter (July–September)	55.290	45.085	70.075	60.268
	Fourth quarter (October–December)	51.000	46.455	67.246	60.843
2018:	First quarter (to 19 February)	51.080	43.790	71.360	61.150
Month of
August 2017		51.000	46.640	67.512	60.268
September 2017		49.395	45.085	63.946	61.160
October 2017		50.340	46.455	65.006	60.843
November 2017		51.000	46.890	66.820	63.073
December 2017		50.710	46.735	67.246	64.174
January 2018		51.080	48.005	71.360	66.310
February 2018 (to 19 February)		48.645	43.790	68.490	61.150

Note:

(1)	ADSs: the Company effected a ratio change from one ADS representing two ordinary shares to one ADS representing one ordinary share on 14 February 2017. The historic prices shown for the ADSs have been adjusted to take account of the ratio change.

240	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Dividends

Policy

The Group’s policy is to pay dividends of 65% of long-term sustainable earnings, calculated with reference to adjusted diluted earnings per share, as defined on page 220, and reconciled from earnings per share in note 7 in the Notes on the Accounts. Please see page 37 of this Annual Report and Form 20-F 2017 for further discussion on the Group’s dividend.

Currencies and exchange rates

Details of foreign exchange rates are set out in the Financial Review section of the Strategic Report on page 41 of this Annual Report and Form 20-F 2017. There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares or on the conduct of the Company’s operations, other than restrictions applicable to certain countries and persons subject to EU economic sanctions or those sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations.

American Depositary Shares – Dividends

The following table shows the dividends paid by British American Tobacco p.l.c. in respect of the years ended 31 December 2013 to

31 December 2017, inclusive.

Announcement Year	Payment	Dividend period	Dividend per BAT ordinary share GBP	Dividend per BAT ADS(1) ADS ratio 2:1 USD(2)
2013	May	Final 2012	0.927	2.8796320
	September	Interim 2013	0.450	1.4562900
		Total	1.377	4.3359220
2014	May	Final 2013	0.974	3.2997170
	September/October	Interim 2014	0.475	1.5403300
		Total	1.449	4.8400470
2015	May	Final 2014	1.006	3.0616600
	September/October	Interim 2015	0.494	1.4928680
		Total	1.500	4.5545280
2016	May	Final 2015	1.046	3.0292160
	September/October	Interim 2016	0.513	1.3324660
		Total	1.559	4.3516820

Year	Payment	Dividend Period	Dividend Per BAT Ordinary Share GBP	Dividend Per BAT ADS(1) ADS ratio 1:1 USD(2)
2017	May	Final 2016	1.181	1.5239380
	September/October	Interim 2017	0.565	0.7585690
	February 2018	Second Interim 2017	0.436	0.6068680
		Total	2.182	2.8893750

Notes:

(1)	ADS ratio change: prior to 14 February 2017, each BAT ADS represented two BAT ordinary shares; from 14 February 2017, each BAT ADS represents one BAT ordinary share.

(2)	Holders of BAT ADSs: dividends are receivable in US dollars based on the sterling/US dollar exchange rate on the applicable ADS payment date, being three business days after the payment date for the BAT ordinary shares.

BAT Annual Report and Form 20-F 2017	241

Shareholder information

Dividends continued

Quarterly Dividends for the year ended 31 December 2017

On 26 April 2017, the Group announced its move to quarterly dividends with effect from 1 January 2018.

Further to that announcement, the Board has declared an interim dividend of 195.2p per ordinary share of 25p which is payable in four equal quarterly instalments of 48.8p per ordinary share in May 2018, August 2018, November 2018 and February 2019. This represents an increase of 15.2% on 2016 (2016: 169.4p per share), and a payout ratio, on 2017 adjusted diluted earnings per share, of 69%.

As part of the transition to quarterly dividend payments, the Group committed that shareholders would receive the equivalent amount of total cash payment in 2018 as they would have under the previous payment policy.

Based upon a dividend of 65% of 2017 earnings, under the previous calculation methodology, shareholders would have expected to receive a final dividend of 128.4p in May 2018 and an interim dividend of 61.6p in September 2018, being equivalent to one third of the dividend in respect of 2017, with a total dividend expected to be received in 2018 of 190.0p.

A second interim dividend of 43.6p (equivalent to 25% of the cash dividend paid in 2017) was announced on 5 December 2017 and was paid on 8 February 2018. This second interim dividend and the three quarterly dividend amounts payable in the calendar year 2018 (May, August and November), ensure that shareholders receive the equivalent cash amount during the year as they would have under the previous payment policy.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates set out under the heading ‘Key dates’ below.

Holders of American Depositary Shares (ADSs)

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date.

South Africa branch register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Key dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following are the salient dates for the quarterly dividend payments. All dates are 2018, unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	22 February 2018
Publication of finalisation information (JSE)	12 March	19 June	25 September	13 December
No removal requests (in either direction) permitted between the UK main register and the South Africa branch register	12 March– 23 March	19 June– 29 June	25 September– 5 October	13 December– 28 December
Last day to trade (LDT) cum-dividend (JSE)	19 March	26 June	2 October	21 December
Shares commence trading ex-dividend (JSE)	20 March	27 June	3 October	24 December
No transfers permitted between the UK main register and the South Africa branch register	20 March– 23 March	27 June– 29 June	3 October– 5 October	24 December– 28 December
No shares to be dematerialised or rematerialised on the South Africa branch register	20 March– 23 March	27 June– 29 June	3 October– 5 October	24 December– 28 December
Shares commence trading ex-dividend (LSE and NYSE)	22 March	28 June	4 October	27 December
Record date (LSE, JSE and NYSE)	23 March	29 June	5 October	28 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	17 April	18 July	25 October	17 January 2019
Payment date (LSE and JSE)	9 May	8 August	15 November	7 February 2019
ADS payment date (NYSE)	14 May	13 August	20 November	12 February 2019

Note:

Further details of the total amounts of dividends paid in 2017 (with 2016 comparatives) are given in note 8 in the Notes on the Accounts.

242	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Shareholder taxation information

The following discussion summarises material US federal income tax consequences and UK taxation consequences to US holders of owning and disposing of ordinary shares or ADSs. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any US federal laws other than those pertaining to income tax. This discussion is based upon the US Internal Revenue Code of 1986 (the US Tax Code), the Treasury regulations promulgated under the US Tax Code and court and administrative rulings and decisions, all as in effect on the date hereof. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those US holders of ordinary shares or ADSs who hold such equity interests as capital assets within the meaning of Section 1221 of the US Tax Code. Further, this discussion does not address all aspects of US federal income taxation that may be relevant to US holders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the US federal income tax laws, including, without limitation:

–	a bank or other financial institution;

–	a tax-exempt organisation;

–	an S corporation or other pass-through entity and an investor therein;

–	an insurance company;

–	a mutual fund;

–	a regulated investment company or real estate investment trust;

–	a dealer or broker in stocks and securities, or currencies;

–	a trader in securities that elects mark-to-market treatment;

–	a US holder subject to the alternative minimum tax provisions of the US Tax Code;
–	a US holder that received ordinary shares or ADSs through the exercise of an employee stock option, pursuant to a tax qualified retirement plan or otherwise as compensation;

–	a US holder that is a tax-qualified retirement plan or a participant or a beneficiary under such a plan;

–	a person that is not a US holder (as defined below);

–	a person that has a functional currency other than the US dollar;

–	a person required to recognise any item of gross income as a result of such income being recognised on an applicable financial statement;

–	a US holder of ordinary shares or ADSs that holds such equity interest as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

–	a US expatriate

The determination of the actual tax consequences to a US holder will depend on the US holder’s specific situation. US holders of ordinary shares or ADSs should consult their own tax advisors as to the tax consequences of owning and disposing of ordinary shares or ADSs, in each case, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term US holder means a beneficial owner of ordinary shares or ADSs (as the case may be) that:

–	is for US federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, including any entity treated as a corporation for US federal income tax purposes, created or organised in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if a US court is able to exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust or it has a valid election in effect under applicable Treasury regulations to be treated as a US person, or (iv) an estate that is subject to US federal income tax on its income regardless of its source; and

–	is not resident in the UK for UK tax purposes.

The US federal income tax consequences to a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds ordinary shares or ADSs generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding any such equity interest should consult their own tax advisors.

Material US federal income tax consequences relating to the ownership and disposition of ordinary shares or ADSs

The following is a discussion of the material US federal income tax consequences of the ownership and disposition by US holders of ordinary shares or ADSs. This discussion assumes that BAT is not, and will not become, a passive foreign investment company for US federal income tax purposes, as described below.

ADSs

A US holder of ADSs, for US federal income tax purposes, generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for or from ADSs will not be subject to US federal income tax.

Taxation of Dividends

The gross amount of distributions on the ordinary shares or ADSs will be taxable as dividends to the extent paid out of BAT’s current or accumulated earnings and profits, as determined under US federal income tax principles. Such income will be includable in a US holder’s gross income as ordinary income on the day actually or constructively received by the US holder. Such dividends will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporations under the US Tax Code.

BAT Annual Report and Form 20-F 2017	243

Shareholder information

Shareholder taxation information continued

With respect to non-corporate US investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the Treasury determines to be satisfactory for these purposes and that includes an exchange of information provision. The Treasury has determined that the treaty between the United States and the United Kingdom meets these requirements, and BAT believes that it is eligible for the benefits of the treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the US Tax Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

The amount of any dividend paid by BAT in pounds sterling (including any such amount in respect of ADSs that is converted into US dollars by the depositary bank) will equal the US dollar value of the pounds sterling actually or constructively received, calculated by reference to the exchange rate in effect on the date the dividend is so received by the US holder, regardless of whether the pounds sterling are converted into US dollars. If the pounds sterling received as a dividend are converted into US dollars on the date received, the US holder generally will not be required to recognise foreign currency exchange gain or loss in respect of the dividend income. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, the US holder will have a basis in pounds sterling equal to their US dollar value on the date of receipt. Any gain or loss realised on a subsequent conversion or other disposition of pounds sterling will be treated as US source ordinary income or loss. US holders of ADSs should consult their own tax advisors regarding the application of these rules to the amount of any dividend paid by BAT in pounds sterling that is converted into US dollars by the depositary bank.

To the extent that the amount of any distribution exceeds BAT’s current and accumulated earnings and profits for a taxable year, as determined under US federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the US holder’s adjusted basis of the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the US holder’s tax basis, the excess will be taxed as capital gain recognised on a sale or exchange, as described below. BAT does not expect to determine earnings and profits in accordance with US federal income tax principles. Therefore, notwithstanding the foregoing, US holders should expect that distributions generally will be reported as dividend income for US information reporting purposes.

Distributions by BAT of additional ordinary shares (which may be distributed by the depositary bank to a holder of ADSs in the form of ADSs) to a US holder that is made as part of a pro rata distribution to all holders of ordinary shares and ADSs in respect of their ordinary shares or ADSs, and for which there is no option to receive other property (not including ADSs), generally will not be subject to US federal income tax. The basis of any new ordinary shares (or ADSs representing new ordinary shares) so received will be determined by allocating the US holder’s basis in the previously held ordinary shares or ADSs between the previously held ordinary shares or ADSs and the new ordinary shares or ADSs, based on their relative fair market values on the date of distribution.

Passive foreign investment company

A passive foreign investment company, referred to as a PFIC, is any foreign corporation if, after the application of certain ‘look-through’ rules, (1) at least 75% of its gross income is ‘passive income’ as that term is defined in the relevant provisions of the US Tax Code, or (2) at least 50% of the average value of its assets produce ‘passive income’ or are held for the production of ‘passive income.’ The determination as to PFIC status is made annually.

BAT does not believe that it is, for US federal income tax purposes, a PFIC, and BAT expects to operate in such a manner so as not to become a PFIC. If, however, BAT is or becomes a PFIC, US holders could be subject to additional US federal income taxes on gain recognised with respect to the ordinary shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate US holders will not be eligible for reduced rates of taxation on any dividends received from BAT if it is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. BAT’s US counsel expresses no opinion with respect to BAT’s PFIC status.

Taxation of capital gains

Upon a sale, exchange or other taxable disposition of ordinary shares or ADSs, a US holder will generally recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder’s adjusted tax basis in the ordinary shares or ADSs as determined in US dollars. Such gain or loss generally will be US source gain or loss, and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. Certain non-corporate US holders may be eligible for preferential rates of US federal income tax in respect of net long-term capital gains. The deductibility of capital losses is subject to limitations.

The amount realised on a sale, exchange or other taxable disposition of ordinary shares for an amount in foreign currency will be the US dollar value of that amount on the date of sale or disposition. On the settlement date, the US holder will recognise US source foreign currency exchange gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale, exchange or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash-basis US holder (or an accrual-basis US holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no foreign currency exchange gain or loss will be recognised at that time.

A US holder’s tax basis in ordinary shares or ADSs will generally equal the US dollar cost of the ordinary shares or ADSs. The US dollar cost of ordinary shares purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in the case of ordinary shares traded on an established securities market that are purchased by a cash-basis US holder (or an accrual-basis US holder that so elects).

244	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Information with respect to foreign financial assets

Individuals and certain entities that own ‘specified foreign financial assets’ with an aggregate value in excess of US$50,000 are generally required to file information reports with respect to such assets with their US federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-US persons, (2) financial instruments and contracts held for investment that have non-US issuers or counterparties and (3) interests in non-US entities. If a US holder is subject to this information reporting regime, the failure to file information reports may subject the US holder to penalties. US holders are urged to consult their own tax advisors regarding their obligations to file information reports with respect to ordinary shares or ADSs.

Medicare net investment tax

Certain persons who are individuals (other than nonresident aliens), estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) their ‘net investment income’ (in the case of individuals) or ‘undistributed net investment income’ (in the case of estates and trusts) (which includes dividend income in respect of, and gain recognised on the disposition of, ordinary shares or ADSs) for the relevant taxable year and (2) the excess of their modified adjusted gross income (in the case of individuals) or adjusted gross income (in the case of estates and trusts) for the taxable year over specified dollar amounts. US holders are urged to consult their tax advisors regarding the applicability of this provision to their ownership of ordinary shares or ADSs.

Credits or deductions for UK taxes

As indicated under ‘Material UK Tax Consequences’ below, dividends in respect of, and gains on the disposition of, ordinary shares or ADSs, may be subject to UK taxation in certain circumstances. A US holder may be eligible to claim a credit or deduction in respect of UK taxes attributable to such income or gain for purposes of computing the US holder’s US federal income tax liability, subject to certain limitations. The US foreign tax credit rules are complex, and US holders should consult their own tax advisors regarding the availability of US foreign tax credits and the application of the US foreign tax credit rules to their particular situation.

Information reporting and backup withholding

Information reporting and backup withholding may apply to dividend payments and proceeds from the sale, exchange or other taxable disposition of ordinary shares or ADSs. Backup withholding will not apply, however, to a US holder that (1) furnishes a correct taxpayer identification number, referred to as a TIN, certifies that such holder is not subject to backup withholding on Internal Revenue Service Form W-9 (or appropriate successor form) and otherwise complies with all applicable requirements of the backup withholding rules or (2) provides proof that such holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s US federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner. The Internal Revenue Service may impose a penalty upon any taxpayer that fails to provide the correct TIN.

This summary of material US federal income tax consequences is not tax advice. The determination of the actual tax consequences for a US holder will depend on the US holder’s specific situation. US holders of ordinary shares or ADSs, in each case, should consult their own tax advisors as to the tax consequences of owning and disposing of ordinary shares or ADSs, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Material UK tax consequences

The following paragraphs set out below summarise material aspects of the UK tax treatment of US holders of ordinary shares or ADSs and do not purport to be either a complete analysis of all tax considerations relating to holding ordinary shares or ADSs or an analysis of the tax position of BAT. They are based on current UK legislation and what is understood to be current HM Revenue & Customs practice, both of which are subject to change, possibly with retrospective effect.

The comments are intended as a general guide and (otherwise than where expressly stated to the contrary) apply only to US holders of ordinary shares or ADSs (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of such shares. These comments do not deal with certain types of shareholders such as charities, dealers in securities, persons holding or acquiring shares in the course of a trade, persons who have or could be treated for tax purposes as having acquired their ordinary shares or ADSs by reason of their employment, collective investment schemes, persons subject to UK tax on the remittance basis and insurance companies. You are encouraged to consult an appropriate independent professional tax advisor with respect to your tax position.

Tax on chargeable gains as a result of disposals of ordinary shares or ADSs

Subject to the below, US holders will not generally be subject to UK tax on chargeable gains on a disposal of ordinary shares or ADSs provided that they do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in connection with which the ordinary shares or ADSs are held.

A US holder who is an individual, who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares or ADSs during that period may be liable for UK tax on capital gains (in the absence of any available exemptions or reliefs). If applicable, the tax charge will arise in the tax year that the individual returns to the United Kingdom.

BAT Annual Report and Form 20-F 2017	245

Shareholder information

Shareholder taxation information continued

Tax on dividends

BAT is not required to withhold UK tax at source from dividends paid on ordinary shares or ADSs.

US holders will not generally be subject to UK tax on dividends received from BAT provided that they do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in connection with which the ordinary shares or ADSs are held.

Stamp duty and stamp duty reserve tax, referred to as SDRT

Based on current published HM Revenue & Customs practice and recent case law, transfers of ADSs should not be subject to SDRT or stamp duty provided that any instrument of transfer is executed and remains outside the UK and the transfer of an underlying ordinary share to the ADS holder in exchange for the cancellation of an ADS should also not give rise to a stamp duty or SDRT charge.

Transfers of ordinary shares outside of the depositary bank, including the repurchase of ordinary shares by BAT, will generally be subject to stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration given, except as described above in connection with the cancellation of an ADS. If ordinary shares are redeposited into a clearance service or depositary system, the redeposit will attract stamp duty or SDRT at the higher rate of 1.5%.

The purchaser or the transferee of the ordinary shares or ADSs will generally be responsible for paying any stamp duty or SDRT payable. Where stamp duty or SDRT is payable, it is payable regardless of the residence position of the purchaser.

Inheritance tax

A gift or settlement of ordinary shares or ADSs by, or on the death of, an individual shareholder may give rise to a liability to UK inheritance tax even if the shareholder is not a resident of or domiciled in the United Kingdom.

A charge to inheritance tax may arise in certain circumstances where ordinary shares or ADSs are held by close companies and trustees of settlements.

However, pursuant to the Estate and Gift Tax Treaty 1980, referred to as the Treaty, entered into between the United Kingdom and the United States, a gift or settlement of ordinary shares or ADSs by shareholders who are domiciled in the United States for the purposes of the Treaty may be exempt from any liability to UK inheritance tax.

246	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Share capital and security ownership

Share capital
Share capital Ordinary shares of 25p each	31 December 2017
Issued ordinary shares
(excluding treasury shares)	2,293,632,824
Treasury shares	162,645,590
Total allotted and fully paid ordinary shares[1]	2,456,278,414
Aggregate nominal value £m	614.1

Note:

1.	Includes treasury shares and shares owned by employee share trusts.

Analyses of shareholders

Ordinary Shares

At 31 December 2017 there was a total of 2,456,278,414 ordinary shares in issue held by 115,842 shareholders. These shareholdings are analysed as follows:

(a) by listing as at 31 December 2017:
Register	Total number of shares	% of issued share capital	Number of holders
UK	2,212,935,055	90.09	40,036
South Africa	243,343,359	9.91	75,806
Total	2,456,278,414	100.00	115,842
(b) by size of shareholding as at 31 December 2017:
UK Register
		Number of holders	% of UK ordinary share capital
1–1,999		33,591	0.68
2,000–9,999		4,585	0.79
10,000–199,999		1,336	3.09
200,000–499,999		221	3.09
500,000 and over		302	85.00
Treasury shares (UK)		1	7.35
Total		40,036	100.00
South Africa Register
		Number of holders	% of SA ordinary share capital
1–1,999		69,775	7.75
2,000–9,999		4,233	6.97
10,000–199,999		1,646	26.18
200,000–499,999		83	9.70
500,000 and over		69	49.40
Total		75,806	100.00

Combined registers
	Number of holders	% of issued ordinary share capital
1–1,999	103,366	1.38
2,000–9,999	8,818	1.41
10,000–199,999	2,982	5.37
200,000–499,999	304	3.75
500,000 and over	371	81.47
Treasury shares (UK)	1	6.62
Total	115,842	100.00
American Depositary Shares (ADSs)
At 31 December 2017 there was a total of 257,074,522 ADSs outstanding held by 10,917 registered holders. The ADS register is analysed by size of shareholding as at 31 December 2017 as follows:
	Number of holders	% of total ADSs
1–1,999	10,629	0.87
2,000–9,999	257	0.34
10,000–199,999	29	0.30
200,000–499,999	–
500,000 and over[1]	2	98.49
Total	10,917	100.00

Note:

1.	One registered holder of ADSs represents 456,770 underlying shareholders.

Security ownership of ordinary shares

As at 19 February 2018, there were 39,897 record holders of ordinary shares listed on the LSE (including Citibank as the depositary bank for the ADSs) and 2,213,317,102 of such ordinary shares outstanding. As at that date, to BAT’s knowledge, 298 record holders, representing 0.02% of the ordinary shares listed on the LSE, had a registered address in the United States. As at 19 February 2018, there were 881 record holders of ordinary shares listed on the JSE (including PLC Nominees (Proprietary) Limited as the nominee for the dematerialised ordinary shares listed on the JSE) and 242,969,267 of such ordinary shares outstanding. As at such date, to BAT’s knowledge, no record holders of the ordinary shares listed on the JSE had a registered address in the United States. As at 19 February 2018, based on information received from Citibank, there were 10,830 record holders of ADSs and 254,466,849 ADSs outstanding. As at that date, based on information received from Citibank, 10,753 record holders, representing 99.94% of ADSs representing ordinary shares, had a registered address in the United States.

Security ownership – major shareholders

At 31 December 2017, the following substantial interests (3% or more) in the Company’s ordinary share capital (voting securities) had been notified to the Company in accordance with Section 5.1.2 of the Disclosure Guidance and Transparency Rules (DTRs). As at 19 February 2018, the Company had not received notification in accordance with the DTRs either of any change in the interests below or that any other person holds 3% or more of its ordinary shares.

Name	Number of ordinary shares	% of issued share capital[1]
BlackRock, Inc.	132,891,526	5.79
The Capital Group Companies, Inc.	94,321,111	4.11

Note:

1.	The latest percentage of issued share capital excludes treasury shares.

BAT Annual Report and Form 20-F 2017	247

Shareholder information

Share capital and security ownership continued

All shares held by the significant shareholders represent the Company’s ordinary shares. These significant shareholders have no special voting rights compared to other holders of the Company’s ordinary shares.

Additional significant shareholding disclosure

Capital World Investors, a division of Capital Research and Management Company, filed with the SEC a statement on Schedule 13G under the Exchange Act on 14 February 2018 disclosing that as of 29 December 2017 it beneficially owned 137,487,651 ordinary shares, including 10,177,358 ordinary shares represented by ADSs. This represents approximately 5.99% of the Company’s ordinary shares outstanding as of 31 December 2017. The notifications regarding the holdings by The Capital Group Companies, Inc., listed below, indicate that Capital Research and Management Company is part of a chain of controlled undertakings with The Capital Group Companies, Inc.

In accordance with the DTRs, share transfers by major shareholders of greater than 1% must be reported to the Company. The notifications received by the Company during the past three years to the best of the Company’s knowledge are set out below.

The Capital Group Companies, Inc. notified the Company on 25 August 2015 that its interest had increased above 4% to 75,240,878 ordinary shares on 24 August 2015.

The Capital Group Companies, Inc. notified the Company on 3 March 2016 that its interest had increased above 5% to 94,321,111 ordinary shares on 2 March 2016.

Reinet Investments S.C.A. notified the Company on 6 October 2017 that its interest had decreased below the notifiable threshold of 3% to 68,053,670 ordinary shares on 25 July 2017.

To the extent known by BAT, BAT is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person, severally or jointly. BAT is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Group.

Security ownership of the Board of Directors and the Management Board

The following table presents information regarding the total amount of ordinary shares beneficially owned (outright, by their family or by connected persons) by each current Director of BAT, each member of the Management Board and all Directors and the Management Board as a group, as of 19 February 2018. Unless otherwise indicated, the address for each Director and member of the Management Board listed is: c/o British American Tobacco p.l.c., Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom. The address for Ricardo Oberlander is 401 North Main Street, Winston-Salem, NC 27101, United States of America.

	Number of Ordinary Shares	Percentage of Class(11)
Directors
Richard Burrows	15,000	0.0007
Nicandro Durante(1)(2)(3)	400,309	0.0175
Ben Stevens(1)(2)(3)	164,031	0.0072
Sue Farr	–	–
Ann Godbehere(4)	3,100	0.0001
Marion Helmes	4,500	0.0002
Luc Jobin(4)	45,236	0.0020
Holly Keller Koeppel(4)(5)	8,416	0.0004
Savio Kwan	6,352	0.0003
Pedro Malan	–	–
Lionel Nowell, III(4)(6)	17,436	0.0008
Dimitri Panayotopoulos	3,300	0.0001
Kieran Poynter	5,000	0.0002

Management Board
Jerome Abelman(7)(8)(9)	60,480	0.0026
Jack Bowles(7)(8)(9)	156,055	0.0068
Alan Davy(7)(8)(9)	73,965	0.0032
Giovanni Giordano(7)(8)(9)(10)	70,548	0.0031
Andrew Gray(7)(8)(9)	82,278	0.0036
Tadeu Marroco(7)(8)(9)	37,114	0.0016
David O’Reilly(7)(8)(9)	48,834	0.0021
Ricardo Oberlander(7)(8)(9)	77,084	0.0034
Naresh Sethi(7)(8)(9)	77,013	0.0034
Johan Vandermeulen(7)(8)(9)	39,816	0.0017
Kingsley Wheaton(7)(8)(9)	40,882	0.0018
All Directors and Management Board as a group (24 persons)	1,436,749	0.0626

248	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Notes:

(1)	The number of ordinary shares beneficially owned by the Executive Directors include ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. Ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts above include the following ordinary shares held in the trust under the SIP: (a) 2,114 ordinary shares for Mr Durante, of which 425 have been held for less than three years; and (b) 558 ordinary shares for Mr Stevens, of which 272 have been held for less than three years. In all cases, the beneficial owner of ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with his instructions. See footnote (5) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’’ for additional details regarding the SIP and the ordinary shares held thereunder.

(2)	The number of ordinary shares beneficially owned by the Executive Directors include the following number of options granted under the LTIP that are scheduled to vest and may be exercised within 60 days of 19 February 2018: (a) 122,477 options under the LTIP for Mr Durante; and (b) 66,925 options under the LTIP for Mr Stevens. Each option is convertible into one ordinary share upon exercise. See footnote (1) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the LTIP.

(3)	The number of ordinary shares beneficially owned by the Executive Directors include the following number of awards of restricted ordinary shares granted under the DSBS that are scheduled to vest within 60 days of 19 February 2018: (a) 19,419 ordinary shares for Mr Durante; and (b) 12,732 ordinary shares for Mr Stevens. Until awards of ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable ordinary shares. See footnote (4) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the DSBS.

(4)	The ordinary shares beneficially owned by Ms Godbehere, Mr Jobin, Ms Koeppel and Mr Nowell are represented by ADSs, each of which represents one ordinary share.

(5)	Ms Koeppel holds 20,568.87 deferred stock units (DSUs) which were granted prior to becoming a Director of BAT. Each DSU entitles the holder to receive a cash payment following ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs will increase on each dividend payment date by reference to the value of dividends declared on the ADSs underlying the DSUs.

(6)	Mr Nowell holds 37,330.63 deferred stock units (DSUs) which were granted prior to becoming a Director of BAT. Each DSU entitles the holder to receive a cash payment following ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs will increase on each dividend payment date by reference to the value of dividends declared on the ADSs underlying the DSUs.

(7)	The number of ordinary shares beneficially owned by the members of the Management Board include ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. Ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts above include the following ordinary shares held in the trust under the SIP: (a) 340 ordinary shares for Mr Abelman, of which 224 have been held for less than three years; (b) 481 ordinary shares for Mr Bowles, of which 238 have been held for less than three years; (c) 499 ordinary shares for Mr Davy, of which 250 have been held for less than three years; (d) 743 ordinary shares for Mr Giordano, of which 271 have been held for less than three years; (e) 774 ordinary shares for Mr Gray, of which 281 have been held for less than three years; (f) 472 ordinary shares for Mr Marroco, of which 239 have been held for less than three years; (g) 1,587 ordinary shares for Dr O’Reilly, of which 373 have been held for less than three years; (h) 385 ordinary shares for Mr Oberlander, of which 237 have been held for less than three years; (i) 1,266 ordinary shares for Mr Sethi, of which 331 have been held for less than three years; (j) 340 ordinary shares for Mr Vandermeulen, of which 187 have been held for less than three years; and (k) 631 ordinary shares for Mr Wheaton, of which 265 have been held for less than three years. In all cases, the beneficial owner of ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with his instructions. See footnote (5) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the SIP and the ordinary shares held thereunder.

(8)	The number of ordinary shares beneficially owned by the members of the Management Board include the following number of options granted under the LTIP that are scheduled to vest and may be exercised within 60 days of 19 February 2018: (a) 22,533 options under the LTIP for Mr Abelman; (b) 34,131 options under the LTIP for Mr Bowles; (c) 24,853 options under the LTIP for Mr Davy; (d) 32,805 options under the LTIP for Mr Giordano; (e) 35,788 options under the LTIP for Mr Gray; (f) 23,195 options under the LTIP for Mr Marroco; (g) 23,195 options under the LTIP for Dr O’Reilly; (h) 28,332 options under the LTIP for Mr Oberlander; (i) 28,332 options under the LTIP for Mr Sethi; (j) 27,503 options under the LTIP for Mr Vandermeulen; and (k) 28,332 options under the LTIP for Mr Wheaton. Each option is convertible into one ordinary share upon exercise. See footnote (1) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the LTIP.

(9)	The number of ordinary shares beneficially owned by the members of the Management Board include the following number of awards of restricted ordinary shares granted under the DSBS that are scheduled to vest within 60 days of 19 February 2018: (a) 1,706 ordinary shares for Mr Abelman; (b) 7,359 ordinary shares for Mr Bowles; (c) 5,358 ordinary shares for Mr Davy; (d) 7,073 ordinary shares for Mr Giordano; (e) 7,716 ordinary shares for Mr Gray; (f) 3,825 ordinary shares for Mr Marroco; (g) 5,001 ordinary shares for Dr O’Reilly; (h) 6,108 ordinary shares for Mr Oberlander; (i) 6,108 ordinary shares for Mr Sethi; (j) 5,892 ordinary shares for Mr Vandermeulen; and (k) 5,158 ordinary shares for Mr Wheaton. Until awards of ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable ordinary shares. See footnote (4) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the DSBS.

(10)	8,000 ordinary shares held by Mr Giordano are represented by ADSs, each of which represents one ordinary share.

(11)	The information in this column is based on 2,293,640,779 ordinary shares outstanding (excluding treasury shares) as of 19 February 2018. Any securities not outstanding subject to options, warrants, rights or conversion privileges that give the beneficial owner the right to acquire the securities within 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

BAT Annual Report and Form 20-F 2017	249

Shareholder information

Share capital and security ownership continued

Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board

The following table presents information regarding the options and the restricted share awards held by the Directors and the Management Board as of 19 February 2018. The following Directors (being the Chairman and the Non-Executive Directors) have not been granted share-based Awards or Options-based Awards over ordinary shares: Mr Burrows, Ms Farr, Ms Godbehere, Dr Helmes, Mr Jobin, Ms Koeppel, Mr Kwan, Dr Malan, Mr Nowell, Mr Panayotopoulos and Mr Poynter.

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
Directors
Nicandro Durante
LTIP(1)	127,448	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	140,529	12 May 2016	0.00	42.34	–	12 May 2021–11 May 2026
	114,181	27 Mar 2017	0.00	52.11	–	27 Mar 2022–26 Mar 2027
Sharesave(2)	543	26 Aug 2014	27.87	34.83	–	1 Oct 2019–31 Mar 2020
	369	24 Mar 2017	40.56	50.70	–	1 May 2022–31 Oct 2022
Total Options(3)	383,070
DSBS(4)	–	27 Mar 2015	–	–	19,419	27 Mar 2018
	–	29 Mar 2016	–	–	29,690	29 Mar 2019
	–	27 Mar 2017	–	–	28,545	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	44	8 May 2018
	–	30 Sep 2015	–	–	23	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	43	9 May 2019
	–	28 Sep 2016	–	–	20	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	43	4 May 2020
	–	28 Sep 2017	–	–	25	28 Sep 2020
	–	8 Feb 2018	–	–	20	8 Feb 2021
Total Restricted Share Awards(6)					78,079

Ben Stevens
LTIP(1)	69,641	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	71,669	12 May 2016	0.00	42.34	–	12 May 2021–11 May 2026
	58,232	27 Mar 2017	0.00	52.11	–	27 Mar 2022–26 Mar 2027
Sharesave(2)	543	26 Aug 2014	27.87	34.83	–	1 Oct 2019–31 Mar 2020
	495	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options(3)	200,580
DSBS(4)	–	27 Mar 2015	–	–	12,732	27 Mar 2018
	–	29 Mar 2016	–	–	19,468	29 Mar 2019
	–	27 Mar 2017	–	–	15,805	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	15	8 May 2018
	–	30 Sep 2015	–	–	7	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	13	9 May 2019
	–	28 Sep 2016	–	–	6	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	12	4 May 2020
	–	28 Sep 2017	–	–	7	28 Sep 2020
	–	8 Feb 2018	–	–	5	8 Feb 2021
Total Restricted Share Awards(6)					48,277

250	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
Management Board
Jerome Abelman
LTIP(1)	23,448	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	22,732	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	19,583	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Sharesave(2)	991	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options(3)	66,754
DSBS(4)	–	27 Mar 2015	–	–	1,706	27 Mar 2018
	–	29 Mar 2016	–	–	8,164	29 Mar 2019
	–	27 Mar 2017	–	–	6,658	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	3	9 May 2019
	–	28 Sep 2016	–	–	2	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	5	4 May 2020
	–	28 Sep 2017	–	–	4	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
Total Restricted Share Awards(6)					16,752

Jack Bowles
LTIP(1)	35,517	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	31,943	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	26,463	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Total Options(3)	93,923
DSBS(4)	–	27 Mar 2015	–	–	7,359	27 Mar 2018
	–	29 Mar 2016	–	–	11,473	29 Mar 2019
	–	27 Mar 2017	–	–	8,997	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	7	8 May 2018
	–	30 Sep 2015	–	–	3	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	6	9 May 2019
	–	28 Sep 2016	–	–	3	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	6	4 May 2020
	–	28 Sep 2017	–	–	3	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
Total Restricted Share Awards(6)					28,067

BAT Annual Report and Form 20-F 2017	251

Shareholder information

Share capital and security ownership continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Alan Davy
LTIP(1)	25,862	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	23,027	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	19,099	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Sharesave(2)	543	26 Aug 2014	27.87	34.83	–	1 Oct 2019–31 Mar 2020
	221	24 Mar 2017	40.56	50.70	–	1 May 2020–31 Oct 2020
Total Options(3)	68,752
DSBS(4)	–	27 Mar 2015	–	–	5,358	27 Mar 2018
	–	29 Mar 2016	–	–	8,270	29 Mar 2019
	–	27 Mar 2017	–	–	6,493	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	7	8 May 2018
	–	30 Sep 2015	–	–	5	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	7	9 May 2019
	–	28 Sep 2016	–	–	4	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	10	4 May 2020
	–	28 Sep 2017	–	–	6	28 Sep 2020
	–	8 Feb 2018	–	–	4	8 Feb 2021
Total Restricted Share Awards(6)					20,371

Giovanni Giordano
LTIP(1)	34,137	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	30,113	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	24,966	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Sharesave(2)	475	23 Mar 2015	30.26	37.82	–	1 May 2018–31 Oct 2018
	88	24 Mar 2017	40.56	50.70	–	1 May 2020–31 Oct 2020
Total Options(3)	89,779
DSBS(4)	–	27 Mar 2015	–	–	7,073	27 Mar 2018
	–	29 Mar 2016	–	–	10,815	29 Mar 2019
	–	27 Mar 2017	–	–	8,488	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	10	8 May 2018
	–	30 Sep 2015	–	–	6	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	12	9 May 2019
	–	28 Sep 2016	–	–	6	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	14	4 May 2020
	–	28 Sep 2017	–	–	9	28 Sep 2020
	–	8 Feb 2018	–	–	7	8 Feb 2021
Total Restricted Share Awards(6)					26,647

252	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Andrew Gray
LTIP(1)	37,241	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	32,829	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	27,197	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Sharesave(2)	576	28 Mar 2014	26.00	32.50	–	1 May 2019–31 Oct 2019
	543	26 Aug 2014	27.87	34.83	–	1 Oct 2019–31 Mar 2020
Total Options(3)	98,386
DSBS(4)	–	27 Mar 2015	–	–	7,716	27 Mar 2018
	–	29 Mar 2016	–	–	11,791	29 Mar 2019
	–	27 Mar 2017	–	–	9,247	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	13	8 May 2018
	–	30 Sep 2015	–	–	8	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	14	9 May 2019
	–	28 Sep 2016	–	–	7	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	15	4 May 2020
	–	28 Sep 2017	–	–	9	28 Sep 2020
	–	8 Feb 2018	–	–	8	8 Feb 2021
Total Restricted Share Awards(6)					29,035

Tadeu Marroco
LTIP(1)	24,137	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	21,315	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,109	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Sharesave(2)	534	26 Mar 2013	28.07	35.08	–	1 May 2018–31 Oct 2018
	495	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options(3)	67,590
DSBS(4)	–	27 Mar 2015	–	–	3,825	27 Mar 2018
	–	29 Mar 2016	–	–	7,655	29 Mar 2019
	–	27 Mar 2017	–	–	7,177	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	3	8 May 2018
	–	30 Sep 2015	–	–	3	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	5	9 May 2019
	–	28 Sep 2016	–	–	3	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	8	4 May 2020
	–	28 Sep 2017	–	–	6	28 Sep 2020
	–	8 Feb 2018	–	–	4	8 Feb 2021
Total Restricted Share Awards(6)					18,896

BAT Annual Report and Form 20-F 2017	253

Shareholder information

Share capital and security ownership continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

David O’Reilly
LTIP(1)	24,137	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	21,315	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	17,674	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Total Options(3)	63,126
DSBS(4)	–	27 Mar 2015	–	–	5,001	27 Mar 2018
	–	29 Mar 2016	–	–	7,655	29 Mar 2019
	–	27 Mar 2017	–	–	6,009	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	34	8 May 2018
	–	30 Sep 2015	–	–	18	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	33	9 May 2019
	–	28 Sep 2016	–	–	15	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	32	4 May 2020
	–	28 Sep 2017	–	–	19	28 Sep 2020
	–	8 Feb 2018	–	–	15	8 Feb 2021
Total Restricted Share Awards(6)					19,038

Ricardo Oberlander
LTIP(1)	29,482	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	26,511	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,996	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Sharesave(2)	534	26 Mar 2013	28.07	35.08	–	1 May 2018–31 Oct 2018
	495	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options(3)	79,018
DSBS(4)	–	27 Mar 2015	–	–	6,108	27 Mar 2018
	–	29 Mar 2016	–	–	9,522	29 Mar 2019
	–	27 Mar 2017	–	–	7,478	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	5	8 May 2018
	–	30 Sep 2015	–	–	2	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	5	9 May 2019
	–	28 Sep 2016	–	–	3	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	7	4 May 2020
	–	28 Sep 2017	–	–	5	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
Total Restricted Share Awards(6)					23,345

254	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Naresh Sethi
LTIP(1)	29,482	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	26,009	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,545	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Sharesave(2)	369	24 Mar 2017	40.56	50.70	–	1 May 2022–31 Oct 2022
Total Options(3)	77,405
DSBS(4)	–	27 Mar 2015	–	–	6,108	27 Mar 2018
	–	29 Mar 2016	–	–	9,341	29 Mar 2019
	–	27 Mar 2017	–	–	7,325	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	24	8 May 2018
	–	30 Sep 2015	–	–	13	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	24	9 May 2019
	–	28 Sep 2016	–	–	11	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	25	4 May 2020
	–	28 Sep 2017	–	–	15	28 Sep 2020
	–	8 Feb 2018	–	–	12	8 Feb 2021
Total Restricted Share Awards(6)					23,105

Johan Vandermeulen
LTIP(1)	28,620	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	25,094	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,195	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Sharesave(2)	991	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options(3)	75,900
DSBS(4)	–	27 Mar 2015	–	–	5,892	27 Mar 2018
	–	29 Mar 2016	–	–	9,013	29 Mar 2019
	–	27 Mar 2017	–	–	7,206	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	17	1 Apr 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	2	9 May 2019
	–	28 Sep 2016	–	–	2	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	4	4 May 2020
	–	28 Sep 2017	–	–	4	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
Total Restricted Share Awards(6)					22,298

BAT Annual Report and Form 20-F 2017	255

Shareholder information

Share capital and security ownership continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Kingsley Wheaton
LTIP(1)	29,482	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	25,242	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,382	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
Total Options(3)	76,106
DSBS(4)	–	27 Mar 2015	–	–	5,158	27 Mar 2018
	–	29 Mar 2016	–	–	9,066	29 Mar 2019
	–	27 Mar 2017	–	–	7,270	27 Mar 2020
SIP(5)	–	1 Apr 2015	–	–	52	1 Apr 2018
	–	8 May 2015	–	–	10	8 May 2018
	–	30 Sep 2015	–	–	6	30 Sep 2018
	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	11	9 May 2019
	–	28 Sep 2016	–	–	5	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	12	4 May 2020
	–	28 Sep 2017	–	–	8	28 Sep 2020
	–	8 Feb 2018	–	–	6	8 Feb 2021
Total Restricted Share Awards(6)					21,759

Notes:

Options

(1)	LTIP: Grants or awards of ordinary shares under the LTIP are for nil consideration. The number of options shown is the maximum that may be exercised subject to the completion of the applicable performance period and conditions under the rules of the LTIP. The number of options which may vest and become exercisable may be less than the numbers of ordinary shares shown in the table.

(2)	Sharesave Scheme: Grants of options under the Sharesave Scheme are: (a) normally granted at a discount of 20% to the market price of ordinary shares at the time of invitation, as permitted by the rules of the Sharesave Scheme; and (b) are exercisable at the end of a three-year or five-year savings contract up to a monthly limit of £500.

(3)	Each of the LTIP and Sharesave Scheme contains provisions which permit the Board of Directors or a duly authorised committee of the Board of Directors to establish further plans for the benefit of overseas employees based on the relevant share plan but modified as necessary or desirable to take account of overseas tax, exchange control or securities laws. Any new ordinary shares issued under such plans would not count towards any applicable plan limits under the LTIP or the Sharesave Scheme.

Restricted Share Awards

(4)	DSBS: Awards of deferred shares are made through the DSBS and comprise free ordinary shares normally held in trust for three years and no further performance conditions apply in that period. The ordinary shares carry no rights to vote in that period.

(5)	SIP: The SIP is an all-employee plan which includes the SRS under which eligible employees receive an award of ordinary shares, referred to as Free Shares, in April of each year in which the plan operates in respect of performance in the previous financial year. The Free Shares are held in a UK-based trust from the date of the award for a minimum period of three years. During that time the SIP participant is entitled to receive dividends on those ordinary shares which are re-invested by such trust to buy further ordinary shares, referred to as Dividend Shares, on behalf of the SIP participant. The Dividend Shares are also held in the trust from the date of acquisition for a minimum period of three years. During the three-year holding periods, the SIP participant may not remove the Free Shares or the Dividend Shares from the trust, but may direct the trust to exercise its voting rights in accordance with his or her instructions. In addition to the Free Shares and Dividend Shares, participants in the SIP are also eligible to purchase additional ordinary shares from their pre-tax salary up to an annual statutory limit, referred to as Partnership Shares. The SIP also provides that BAT has the right to offer additional ordinary shares to a participant at no cost for each Partnership Share the participant purchases, at a ratio of two such ordinary shares for each Partnership Share purchased, referred to as Matching Shares. BAT does not currently provide any Matching Shares.

(6)	BAT has established similar plans to the SIP for non-UK employees and specific plans for employees in Germany, Belgium and The Netherlands. Each of these plans has been modified to take account of overseas tax, exchange control and securities laws.

256	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Articles of Association

The Company is incorporated under the name of British American Tobacco p.l.c. and is registered in England and Wales under registered number 3407696. Under the Companies Act 2006 (the ‘Companies Act’), the Company’s objects are unrestricted. The following descriptions summarise certain provisions of the Company’s current Articles of Association (the ‘Articles’) (as adopted by special resolution at the AGM on 28 April 2010), applicable English law and the Companies Act. This summary is qualified in its entirety by reference to the Companies Act and the Articles, available on www.bat.com. The Articles may be altered or added to or completely new articles may be adopted by a special resolution of the shareholders of the Company, subject to the provisions of the Companies Act.

Additional reference should be made to the sections entitled ‘Description of BAT Ordinary Shares – BAT Articles of Association’ and ‘Comparison of Shareholder Rights – BAT’ in BAT’s Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-217939) filed with the SEC on 9 June 2017, which sections are incorporated by reference.

Share capital – structure
Ordinary shares
– all of the Company’s ordinary shares are fully paid
– no further contribution of capital may be required by the Company from the holders of such shares
Alteration of share capital – the Company by ordinary resolution may:
– consolidate and divide all or any of its shares into shares of a larger amount than its existing shares
– divide or sub-divide any of its shares into shares of smaller amount than its existing shares
– determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others
Alteration of share capital – the Company, subject to the provisions of the Companies Act, may:
– reduce its share capital, its capital redemption reserve and any share premium account in any way
– purchase its own shares, including redeemable shares, and may hold such shares as treasury shares or cancel them
Dividend rights
– shareholders may, by ordinary resolution, declare dividends but not in excess of the amount recommended by the Directors
– the Directors may pay interim dividends out of distributable profits
– no dividend shall be paid otherwise than out of the profits available for distribution as specified under the provisions of the Companies Act
– the Directors may, with the authority of an ordinary resolution of the shareholders, pay scrip dividends or satisfy the payment of a dividend by the distribution of specific assets
– unclaimed dividends for a period of 12 years may be forfeited and cease to be owed by the Company
– specific provisions enable the Directors to elect to pay dividends by bank or electronic transfer only

Share capital – voting rights
Voting at general meetings

–  by a show of hands, unless a poll is demanded; and on a show of hands, every shareholder who is present in person at a general meeting has one vote regardless of the number of shares held by the shareholder

–  every proxy appointed by a shareholder and present at a general meeting has one vote except that if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he has one vote for and one vote against the resolution

– on a poll, every shareholder who is present in person or by proxy has one vote for every share held by the shareholder
– a shareholder (or his duly appointed proxy) entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way

–  a poll may be demanded by any of the following:

(1)  the Chairman of the meeting; (2) the Directors; (3) not less than five shareholders having the right to vote at the meeting;

(4)  a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting (excluding any voting rights attached to treasury shares); or

(5)  a shareholder or shareholders holding shares which confer a right to vote on the resolution at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any voting rights attached to treasury shares)

Matters transacted at general meetings

–  ordinary resolutions: can include resolutions for the appointment, reappointment and removal of Directors, the receiving of the Annual Report, the declaration of final dividends, the appointment and reappointment of the external auditor, the authority for the Company to purchase its own shares and the grant of authority to allot shares

– an ordinary resolution is passed when a simple majority of the votes cast at a meeting at which there is a quorum vote in favour of the resolution
– special resolutions can include resolutions amending the Company’s Articles and resolutions relating to certain matters concerning a winding-up of the Company
– a special resolution is passed when not less than three-quarters of the votes cast at a meeting at which there is a quorum vote in favour of the resolution

–  quorum for a meeting of the Company: this is a minimum of two shareholders present in person or by proxy or by a duly authorised representative(s) of a corporation which is a shareholder and entitled to vote

–  convening a meeting: the Company may specify a time not more than 48 hours before the time of the meeting (excluding any part of a day that is not a working day) by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting

BAT Annual Report and Form 20-F 2017	257

Shareholder information

Articles of Association continued

Share capital – pre-emptive rights and new issues of shares

–  holders of ordinary shares have no pre-emptive rights under the Articles – the ability of the Directors to cause the Company to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted

–  under the Companies Act, the Directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s articles of association or given by its shareholders in a general meeting, but which in either event cannot last for more than five years

–  under the Companies Act, a company may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders

Restrictions on transfers of shares

–  Directors can, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid, provided that such a refusal would not prevent dealings in shares in certificated form which are not fully paid from taking place on a proper basis

–  The Directors may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer:

(1)  is lodged, duly stamped, and is deposited at the registered office of the Company or such other place as the Directors may appoint and is accompanied by a certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; (2) is in respect of only one class of share; and (3) is in favour of not more than four transferees

–  for uncertificated shares, transfers shall be registered only in accordance with the terms of the Uncertificated Securities Regulations 2001 so that Directors may refuse to register a transfer which would require shares to be held jointly by more than four persons

–  if the Directors refuse to register a share transfer, they must give the transferee notice of this refusal as soon as practicable and in any event within two months of the instrument of transfer being lodged with the Company

Repurchase of shares
– subject to authorisation by shareholder resolution, the Company may purchase its own shares in accordance with the Companies Act

–  any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of the Company’s issued share capital

Directors
Appointment and retirement
– a Board of Directors of not fewer than five Directors and not subject to any maximum (unless otherwise determined by ordinary resolution of shareholders)
– Directors and the Company (by ordinary resolution) may appoint a person who is willing to act as a Director
– the Articles govern the minimum number of Directors who must be subject to retirement at each AGM and who may seek re-election

–  notwithstanding the Articles, all of the Directors of the Company will be subject to re-election at the forthcoming AGM to be held on 25 April 2018 in accordance with the UK Corporate Governance Code

–  fees for Non-Executive Directors and the Chairman are determined by the Directors but cannot currently exceed in aggregate an annual sum of £2,500,000, unless determined otherwise by ordinary resolution of the shareholders

– the remuneration of the Executive Directors is determined by the Remuneration Committee, which comprises independent Non-Executive Directors
Disclosure of interests

–  specific provisions apply to the regulation and management of the disclosure of Directors’ interests in transactions and any conflicts of interest that may occur in such situations including those which may arise as a result of the Director’s office or employment or persons connected with him or her

Meetings and voting
– the quorum for a meeting of Directors is two Directors
– the Directors may delegate any of their powers to a person or a committee
– the Articles place a general prohibition on a Director voting at a Board meeting on any matter in which he has an interest other than by virtue of his interest in shares in the Company

–  specific provisions apply to a Director’s ability to vote in relation to: the giving of guarantees; the provision of indemnities; insurance proposals; retirement benefits; and transactions or arrangements with a company in which the Director may have an interest

Borrowing powers
– the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital
– the Directors may also issue debentures, debenture stock and other securities

258	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Purchases of shares

Renewal of authority for Company to purchase own shares

Current authority to purchase shares

–  this authority (granted at the 2017 AGM) will expire at the 2018 AGM; the share buy-back programme was suspended with effect from 30 July 2014;

–  fresh authority to purchase the Company’s ordinary shares in order that the appropriate mechanisms are in place to enable the share buy-back programme to be reinstated at any time; and authority would be exercised when, in the opinion of the Directors, the exercise of the authority would result in an increase in the Company’s earnings per share and would be in the interest of its shareholders generally.

Proposed authority to purchase shares

–  the minimum price that may be paid for such shares is 25p; and the maximum price is an amount equal to 105% of the average of the middle market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

–  in the absence of the necessary practical arrangements, the proposed authority has not been extended to enable BAT to purchase its own ordinary shares on the Johannesburg Stock Exchange (JSE Limited) in South Africa or the New York Stock Exchange in the form of American Depositary Shares (ADSs); and

–  further details are set out in the Notice of Annual General Meeting 2018 which is made available to all shareholders and is published on www.bat.com.

Treasury shares

–  in accordance with the Company’s policy, any repurchased shares are expected to be held as treasury shares; at 31 December 2017 the number of treasury shares was 162,645,590 (2016: 162,645,590); and no dividends are paid on treasury shares; treasury shares have no voting rights; treasury shares may be resold at a later date.

Purchases of equity securities by the issuer and affiliated purchasers

At the Annual General Meeting on 26 April 2017, authorisation was given to the Company to repurchase up to 186.4 million ordinary shares for the period until the next Annual General Meeting in 2018. This authorisation is renewed annually at the Annual General Meeting. No ordinary shares were repurchased by the Company during 2017. The following table provides details of ordinary share purchases made by the trustees of employee share ownership plans (ESOPs) and other purchases of ordinary shares and ADSs made to satisfy the commitments to deliver shares under certain employee share-based payment plans.

	Total number of ordinary shares purchased by ESOPs or certain employee share-based plans		Average price paid per ordinary share £	Total number of ADSs purchased by ESOPs or certain employee share-based plans	Average price paid per ADS USD	Total number of ordinary shares purchased as part of a publicly announced plan(1)	Maximum number of shares that may yet be purchased as part of a publicly announced plan(1) m
2017
4 January	1,784		46.00362	–	–	–	–
1 February	1,681		48.97000	–	–	–	–
1 March	1,605		51.33000	–	–	–	–
30 March- 3 April	3,180,000		52.73133
3 April	120,023		53.01528	–	–	–	–
3 April	15,084		52.87500	–	–	–	–
3 April	2,098	*	52.90000	–	–	–	–
5 April	1,623		52.78000	–	–	–	–
21 April	71,186		51.95892	–	–	–	–
3 May	1,729		52.61273	–	–	–	–
7 June	1,555		55.87000	–	–	–	–
5 July	1,775		52.03850	–	–	–	–
2 August	2,058		48.15500	–	–	–	–
6 September	1,879		48.05000	–	–	–	–
21 September	–		–	20,000	61.7243	–	–
4 October	1,941		47.20000	–	–	–	–
1 November	1,873		48.86500	–	–	–	–
6 December	1,936		49.07000	–	–	–	–
8 December	–		–	25,000	66.2691	–	–
	3,409,830		50.84855	45,000	63.9967	–	–

Notes:

(1)	There was no publicly announced plan for BAT to purchase its own ordinary shares or ADSs during the year ended 31 December 2017.

(2)	All the purchases of ordinary shares and/or ADS were made on open market transactions except for the purchase marked * which was made by way of an arm’s length private treaty arrangement between BAT and the relevant trustee.

BAT Annual Report and Form 20-F 2017	259

Shareholder information

Group Employee Trust

The British American Tobacco Group Employee Trust (BATGET)
Function

–  used to satisfy the vesting and exercise of awards of ordinary shares under the BAT Deferred Share Bonus Scheme and Long-Term Incentive Plans; and

–  a committee of senior management reporting to the Board’s Share Schemes Committee monitors the number of ordinary shares held in BATGET to satisfy outstanding awards.

Funding

–  funded by interest-free loan facilities from the Company totalling £1 billion;

–  this enables BATGET to facilitate the purchase of ordinary shares to satisfy the future vesting or exercise of options and awards;

–  loan to BATGET: £562.4 million at 31 December 2017 (2016: £369.5 million);

–  the loan is either repaid from the proceeds of the exercise of options or, in the case of ordinary shares acquired by BATGET to satisfy the vesting and exercise of awards, the Company will subsequently waive the loan provided over the life of the awards; and

–  if any options lapse, ordinary shares may be sold by BATGET to cover the loan repayment.

Ordinary shares held in BATGET		1 Jan 2017	31 Dec 2017
	Number of ordinary shares Market value of ordinary shares % of issued share capital of Company	5,137,602	6,750,597
		£237.4m	£338.7m
		0.25	0.27
Dividends paid in 2017	– BATGET currently waives dividends on the ordinary shares held by it; – final dividend 2016: £5.9 million in May 2017; and – interim dividend 2017: £3.9 million in September 2017.
Voting rights

–  the trustee does not exercise any voting rights while ordinary shares are held in BATGET; and

–  share scheme participants may exercise the voting rights attaching to those ordinary shares once the ordinary shares have been transferred out of BATGET.

Notes:

1.   Company share – based payment arrangements: details of the material equity share-based and cash-settled share-based arrangements are set out in note 25 on the accounts.

2.   The values of ordinary shares shown are based on the closing-mid market share price on 29 December 2017 (being the last trading day of 2017): 5,018p (30 December 2016 (being the last trading day of 2016): 4,621.5p).

3.   In addition to the ordinary shares held in the BATGET, the trust held the following American Depositary Shares (ADSs) which relate to the vesting and exercise of certain employee stock awards formerly granted by RAI over RAI common stock and which were assumed by BAT to be satisfied by the delivery of ADSs following the merger with RAI on 25 July 2017.

	1 Jan 2017	31 Dec 2017
Number of ADSs	–	19,908
Market value of ADSs(a)	–	$1.3m
% of issued share capital	–	0.001
Note: (a) The value of the ADSs shown is based on the closing price of ADSs on 29 December 2017 (being the last trading day of 2017) of $66.99.

260	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

American Depositary Shares

Fees and charges payable by ADS holders

Citibank, N.A. (‘Citibank’) was appointed as the depositary bank (the ‘Depositary’) for BAT’s ADS programme pursuant to the Amended and Restated Deposit Agreement dated 1 December 2008 and amended as of 14 February 2017 and 14 June 2017 between BAT, the Depositary and the owners and holders of ADSs (the ‘Deposit Agreement’).

The Deposit Agreement provides that ADS holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of shares described below)	Up to US$0.05 per ADS issued(1)
Cancellation of ADSs	Up to US$0.05 per ADS surrendered(1)
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held(2)
Distribution of ADSs pursuant to (1) stock dividends or other free stock distributions, or (2) exercise of rights to purchase additional BAT ADSs	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spinoff shares)	Up to US$0.05 per ADS held
Depositary bank services	Up to US$0.05 per ADS held

Notes:

(1)	Under the terms of a separate agreement between BAT and the Depositary, the Depositary has agreed to waive the fees that would otherwise be payable in connection with the issuance of ADSs upon deposit of ordinary shares and the cancellation of ADSs and corresponding withdrawal of ordinary shares, in each case by BAT or any of its affiliates, officers, directors or employees. The terms of this separate agreement may be amended at any time by BAT and the Depositary.

(2)	While under the Deposit Agreement cash dividends paid in respect of ADSs are subject to a fee of up to $0.05 per ADS payable to the Depositary, under the terms of the separate agreement between BAT and the Depositary referred to above, such dividends are instead subject to a fee of up to $0.02 per ADS per year (a fee of $0.01 per dividend based on the distribution of an interim and a final cash dividend per year or a fee of $0.005 per dividend based on the distribution of four quarterly cash dividends per year). Under the separate agreement, this dividend fee may not be varied by the Depositary without the consent of BAT.

Contact details for Citibank Shareholder Services are on page 262.

In addition, ADS holders may be required under the Deposit Agreement to pay the Depositary: (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities. The Depositary may: (a) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge; and (b) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

Fees and payments made by the Depositary to BAT

Under the terms of the contractual arrangements set out in the separate agreement between BAT and the Depositary referred to above, BAT received a total of approximately US$2.8 million from the Depositary, comprising US$2.2 million arising out of fees charged in respect of dividends and a net amount of US$0.6 million from a fixed contribution to BAT’s ADS programme administration costs for the year ended 31 December 2017.

In 2017, these programme administration costs principally included those associated with annual general meeting proxy mailings; exchange listing and regulatory fees; foreign private issuer analysis; legal fees; share registration fees; and other expenses incurred by BAT in relation to the ADS programme.

Under these contractual arrangements, the Depositary has also agreed to waive certain standard fees associated with the administration of the ADS programme.

BAT Annual Report and Form 20-F 2017	261

Shareholder information

Shareholding administration and services

United Kingdom Registrar

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

tel: 0800 408 0094; +44 370 889 3159

web-based enquiries: www.investorcentre.co.uk/contactus

www.computershare.com/uk/investor/bri

Access the web-based enquiry service of Computershare Investor Services PLC for holders of shares on the UK share register; view details of your BAT shareholding and recent dividend payments and register for shareholder electronic communications to receive notification of BAT shareholder mailings by email.

www.computershare.com/dealing/uk

Go online or telephone 0370 703 0084 (UK) to buy or sell British American Tobacco shares traded on the London Stock Exchange. The internet share dealing service is only available to shareholders resident in countries in the European Economic Area.

South Africa Registrar

Computershare Investor Services Proprietary Limited

PO Box 61051, Marshalltown 2107, South Africa

tel: 0861 100 634; +27 11 870 8216

email enquiries: web.queries@computershare.co.za

American Depositary Shares

Enquiries regarding ADS holder accounts and payment of dividends should be directed to:

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: 1-888 985-2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Documents on Display and Publications

This Annual Report and Form 20-F 2017 is available online at bat.com/annualreport. Copies of current and past Annual Reports are available on request. Copies of the Group corporate brochure, We are BAT, are also available. Highlights from these publications can be produced in alternative formats such as Braille, audio tape and large print.

Contact:

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

email: bat@team365.co.uk

Holders of shares held on the South Africa register can contact the Company’s Representative office in South Africa using the contact details shown at the end of this Annual Report and Form 20-F.

ADS holders can contact Citibank Shareholder Services in the United States using the contact details shown above.

The Company is subject to the information requirements of the US Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the company files its Annual Report on Form 20-F and other documents with the SEC. It is possible to read and copy documents that have been filed with the SEC at its headquarters located at 100 F Street, NE, Washington, DC 20549, US. You also may call the SEC at +1 800- SEC-0330. In addition, BAT’s SEC filings are available to the public at the SEC’s website, www.sec.gov.

Our website – www.bat.com

Access comprehensive information about British American Tobacco and download shareholder publications at the corporate website; visit the Investors section for valuation and charting tools, dividend and share price data and subscribe to the email alert services for key financial events in the British American Tobacco financial calendar; download the British American Tobacco Investor Relations app to access all the latest financial information on your iPad, iPhone or Android device.

Dividend Reinvestment Plan

Available to the majority of shareholders on the UK register, this is a straightforward and economic way of utilising your dividends to build up your shareholding in British American Tobacco. Contact Computershare Investor Services PLC in the UK for details.

Individual Savings Accounts (ISAs)

A British American Tobacco sponsored ISA – contact:

The Share Centre

PO Box 2000, Aylesbury, Bucks HP21 8ZB

tel: 0800 800 008; +44 1296 414 141

email enquiries: service@share.co.uk

website: www.share.com

(The tax advantages of ISAs depend on your individual circumstances and the benefits of ISAs could change in the future. You should note that investments, their value and the income they provide can go down as well as up and you might not get back what you originally invested.)

Capital gains tax

Fact sheet for British American Tobacco historical UK capital gains tax information; contact the British American Tobacco Company Secretarial Department, tel: +44 20 7845 1000 or access online at www.bat.com/cgt

Payment of Dividends – Mandatory Direct Credit

BAT has simplified the way in which it pays dividends to shareholders by only paying cash dividends directly into a shareholder’s nominated bank account. This is known as mandatory direct credit. BAT no longer issues dividend cheques. Shareholders recorded on the main register as receiving dividend payments by cheque have been advised by Computershare. Those shareholders will need to take the required action by selecting the appropriate option as set out in the Computershare notification.

Shareholders on the UK main register who already had their dividends paid: (1) by direct credit into their UK bank or building society account; or (2) through the Euroclear service using the CREST messaging system; or (3) through Computershare’s Global Payments Service (GPS) are not affected by this change. Similarly, shareholders who participate in the British American Tobacco Dividend Reinvestment Plan (DRIP) are not required to take any action unless they choose to withdraw from the DRIP.

For the South Africa branch register, Computershare South Africa has notified affected shareholders of the equivalent applicable arrangements for the payment of dividends, as appropriate.

Calendar 2018

Wed 25 April at 11:30am

Annual General Meeting

Milton Court Concert Hall, Silk Street, London EC2Y 9BH Details of the business to be proposed at the meeting are in the Notice of AGM, which is made available to all shareholders and is published on www.bat.com. BAT provides for the vote on each resolution to be by poll rather than by a show of hands. This provides for greater transparency and allows the votes of all shareholders to be counted, including those cast by proxy. The voting results will be released on the same day in accordance with regulatory requirements and made available on bat.com.

Thu 26 July Half-Year Report

262	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Exhibits

The following documents are filed in the SEC EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website, www.sec.gov:

Exhibit Number	Description
1	Articles of Association of British American Tobacco p.l.c.(1)
2.1	Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder(2)
2.2	Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of February 14, 2017, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder(3)
2.3	Amendment No. 2 to the Amended and Restated Deposit Agreement, dated as of June 14, 2017, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder(4)
2.4	Indenture, dated August 15, 2017, among British American Tobacco p.l.c. and certain of its subsidiaries as guarantors, and Wilmington Trust, National Association, as Trustee
2.5	Registration Rights Agreement, dated as of August 15, 2017, by and among B.A.T. Capital Corporation, B.A.T. International Finance p.l.c., Reynolds American Inc., B.A.T. Netherlands Finance B.V. and British American Tobacco Holdings (The Netherlands) B.V., as guarantors, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. as representatives of the initial purchasers
2.6	Twenty-Eighth Supplemental Trust Deed, dated as of 31 May 2017, by and among B.A.T. International Finance p.l.c., B.A.T Capital Corporation, British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c. further modifying and restating the Trust Deed dated 6 July 1998 (as previously modified and restated) relating to the US$3,000,000,000 (now £25,000,000,000) Euro Medium Term Note Programme(5)
2.7	Twenty-Ninth Supplemental Trust Deed, dated 12 February 2018, by and among B.A.T. International Finance p.l.c., B.A.T Capital Corporation, British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c., further modifying the Trust Deed dated 6 July 1998 (as previously modified and restated) relating to the US$3,000,000,000 (now £25,000,000,000) Euro Medium Term Note Programme
4.1	Agreement and Plan of Merger, dated as of January 16, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Flight Acquisition Corporation and Reynolds American Inc. and Amendment to Agreement and Plan of Merger, dated as of June 8, 2017, among British American Tobacco p.l.c., BATUS Holdings Inc., Flight Acquisition Corporation and Reynolds American Inc.(6)
4.2	Term loan facilities agreement, dated as of January 16, 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as US agent and the lenders and financial institutions party thereto(7)
4.3	Revolving credit facilities agreement, dated January 20, 2017, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as US agent and US$ swingline agent, and the banks and financial institutions party thereto(8)
4.4	Rules of the British American Tobacco 2007 Long-Term Incentive Plan(9)
4.5	Rules of the British American Tobacco 2016 Long-Term Incentive Plan(10)
4.6	British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme(11)
4.7	Deferred Compensation Plan for Directors of Reynolds American Inc. (Amended and Restated Effective November 30, 2017)(12)
4.8	Service Contract between British American Tobacco p.l.c. and Nicandro Durante, dated as of 10 December 2010(13)
4.9	Service Contract between British American Tobacco p.l.c. and John Benedict Stevens, dated as of 26 March 2008 (14)
4.10	Letter Agreement between British American Tobacco p.l.c. and John Benedict Stevens, dated as of 23 July 2010 (15)
4.11	Form of Letter of Appointment of Richard Burrows as Director and Chairman of British American Tobacco p.l.c.(16)
4.12	Form of Letter of Appointment of Kieran Poynter as Non-Executive Director of British American Tobacco p.l.c.
4.13	Form of Letter of Appointment of Susan Farr as Non-Executive Director of British American Tobacco p.l.c.
4.14	Form of Letter of Appointment of Ann Godbehere as Non-Executive Director of British American Tobacco p.l.c.
4.15	Form of Letter of Appointment of Dr Marion Helmes as Non-Executive Director of British American Tobacco p.l.c.
4.16	Form of Letter of Appointment of Savio Kwan as Non-Executive Director of British American Tobacco p.l.c.
4.17	Form of Letter of Appointment of Dr Pedro Malan as Non-Executive Director of British American Tobacco p.l.c.
4.18	Form of Letter of Appointment of Dimitri Panayotopoulos as Non-Executive Director of British American Tobacco p.l.c.
4.19	Form of Letter of Appointment of Luc Jobin as Non-Executive Director of British American Tobacco p.l.c.
4.20	Form of Letter of Appointment of Holly Keller Koeppel as Non-Executive Director of British American Tobacco p.l.c.
4.21	Form of Letter of Appointment of Lionel Nowell, III as Non-Executive Director of British American Tobacco p.l.c.
4.22	Master Settlement Agreement, referred to as the MSA, dated 23 November 1998, between the Settling States named in the MSA and the Participating Manufacturers also named therein(17)
4.23	Settlement Agreement dated August 25,1997, between the State of Florida and settling defendants in The State of Florida v. American Tobacco Co.(18)

BAT Annual Report and Form 20-F 2017	263

Shareholder information

Exhibits continued

Exhibit Number	Description
4.24	Comprehensive Settlement Agreement and Release dated January 16, 1998, between the State of Texas and settling defendants in The State of Texas v. American Tobacco Co.(19)
4.25	Settlement Agreement and Release in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of May 8, 1998(20)
4.26	Settlement Agreement and Stipulation for Entry of Consent Judgment in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of May 8, 1998(21)
4.27	Form of Consent Judgment by Judge Kenneth J. Fitzpatrick, Judge of District Court in re: The State of Minnesota v. Philip Morris, Inc.(22)
4.28	Stipulation of Amendment to Settlement Agreement and for Entry of Agreed Order dated July 2, 1998, by and among the Mississippi Defendants, Mississippi and the Mississippi Counsel in connection with the Mississippi Action(23)
4.29	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated July 24,1998, by and among the Texas Defendants, Texas and the Texas Counsel in connection with the Texas Action(24)
4.30	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated September 11,1998, by and among the State of Florida and the tobacco companies named therein(25)
4.31	Term Sheet agreed to by R. J. Reynolds Tobacco Company, an indirect subsidiary of Reynolds American Inc., certain other Participating Manufacturers, 17 states, the District of Columbia and Puerto Rico(26)
8	List of Subsidiaries (included on page 199 in this report)
11	Code of Ethics
12	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification under Section 906 of the Sarbanes-Oxley Act of 2002(27)
15	Consent of KPMG LLP (United Kingdom), independent registered public accounting firm of British American Tobacco p.l.c.
101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically)

Notes:

1.	Incorporated by reference to Exhibit 3.1 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

2.	Incorporated by reference to Exhibit (a)(ii) to BAT’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Reg. No. 333-155563) filed on 13 January 2017.

3.	Incorporated by reference to Exhibit 4.4 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

4.	Incorporated by reference to Exhibit (a)(i) to BAT’s Registration Statement on Form F-6 (Reg. No. 333-221983) filed on 11 December 2017.

5.	Incorporated by reference to Exhibit 4.7 to BAT’s Amendment No. 2 to Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 1 June 2017.

6.	Incorporated by reference to Exhibit 2.1 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

7.	Incorporated by reference to BAT’s Amendment No. 4 to Schedule 13D filed on 17 January 2017.

8.	Incorporated by reference to Exhibit 4.5 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

9.	Incorporated by reference to Exhibit 10.6 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

10.	Incorporated by reference to Exhibit 10.7 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

11.	Incorporated by reference to Exhibit 10.8 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

12.	Incorporated by reference to Exhibit 10.43 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended 31 December 2007 filed on 27 February 2008.

13.	Incorporated by reference to Exhibit 10.9 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

14.	Incorporated by reference to Exhibit 10.10 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

15.	Incorporated by reference to Exhibit 10.11 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

16.	Incorporated by reference to Exhibit 10.12 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

17.	Incorporated by reference to Exhibit 4 to R.J. Reynolds Tobacco Holdings Inc.’s Form 8-K dated 24 November 1998.

18.	Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 5 September 1997.

19.	Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 27 January 1998.

20.	Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

21.	Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

22.	Incorporated by reference to Exhibit 99.3 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

23.	Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.

24.	Incorporated by reference to Exhibit 99.4 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.

25.	Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 September 1998 filed on 12 November 1998.

26.	Incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated 12 March 2013 and filed on 18 March 2013.

27.	These certifications are furnished only and are not filed as part of this Annual Report on Form 20-F.

Certain instruments which define the rights of holders of long-term debt issued by BAT and its subsidiaries are not being filed because the total amount of securities authorised under each such instrument does not exceed 10% of the total consolidated assets of BAT and its subsidiaries. BAT agrees to furnish copies of any or all such instruments to the SEC on request.

264	BAT Annual Report and Form 20-F 2017

Other Information	Strategic Report	Governance	Financial Statements	Other Information

Glossary

ADR	American depositary receipt
ADS	American depositary share – 1 ADS is equivalent to 1 BAT ordinary share
AGM	Annual General Meeting
APFO	Adjusted profit from operations
BATGET	British American Tobacco Group Employee Trust
bps	Basis points
CC	Constant currency
CGFO	Cash generated from operations
CO2e	Carbon dioxide equivalent
Code	UK Corporate Governance Code
CSR	Corporate Social Responsibility
DSBS	Deferred share bonus scheme
EEMEA	Eastern Europe Middle East and Africa
EMTN	European Medium Term Notes
EPS	Earnings per share
EU	European Union
FII GLO	Franked Investment Income Group Litigation order
FCTC	Framework Convention on Tobacco Control
FMCG	Fast Moving Consumer Goods
GAAP	Generally accepted accounting practice
GDB	Global Drive Brands, being Kent, Dunhill, Pall Mall, Lucky Strike and Rothmans
GDSB	Global Drive and Key Strategic Brands, being the GDBs, plus Shuang Xi and State Express 555
GJ	Gigajoules (of energy use)
IASB	International Accounting Standards Board
IEIS	International executive incentive scheme
IFRS	International Financial Reporting Standards as issued by the IASB and as adopted by the EU
ISA	International Standards on Auditing
JSE	Johannesburg Stock Exchange
KPI	Key performance indicator
LIBOR	London Interbank Offered Rate
LSE	London Stock Exchange
LR	Listing rules
LTIP	Long-term incentive plan
MCE	Million cigarettes equivalent
MSA	Master Settlement Agreement
NGP	Next Generation Product
NTO	Net turnover or revenue
NYSE	New York Stock Exchange
OCF	Operating cash flow
OECD	Organisation for Economic Co-operation and Development
OTP	Other tobacco products, including but not limited to roll you own, make your own and cigars
PCAOB	Public Company Accounting Oversight Board
PRRP	Potentially Reduced-Risk Products
RAI	Reynolds American Inc.
RAI Companies	Reynolds American Inc. group of companies
ROCE	Return on Capital Employed
SAFL	Sustainable Agriculture and Farmer Livelihoods
SEC	United States Securities and Exchange Commission
SIP	Share incentive plan
SoBC	Group Standards of Business Conduct
SOx	United States Sarbanes-Oxley Act of 2002

SRS	Share reward scheme
TaO	Programme to implement the new operating model, including one instance of SAP
TDR	TDR d.o.o
THP	Tobacco Heating Products
TPD	European Tobacco Products Directive (directive 2001/37/EC)
TSR	Total shareholder return
UKLA	United Kingdom Listing Authority
UURBS	Unfunded unapproved retirement benefit scheme
WHO	World Health Organisation

BAT Annual Report and Form 20-F 2017	265

Other Information

Cross-reference to Form 20-F

Item		Form 20-F caption	Location in this document
1		Identity of Directors, senior management and advisers	N/A
2		Offer statistics and expected timetable	N/A
3		Key Information
	A	Selected financial data	217, 224
	B	Capitalisation and indebtedness	N/A
	C	Reasons for the offer and use of proceeds	N/A
	D	Risk factors	48–54, 226–227
4		Information on the Company
	A	History and development of the company	7, 14, 19, 20–29, 42–43, 113, 125–126, 136–137, 165–166, 216, 223, 248–249, inside back cover
	B	Business overview	1–37, 42–47, 216, 228–231, 233, 237
	C	Organisational structure	199–208, 216
	D	Property, plants and equipment	38, 135–136, 223, 235
4a		Unresolved staff comments	N/A
5		Operating and Financial Review and Prospects
	A	Operating results	10–17, 20–27, 33–47, 146–147, 161–164, 218–221, 223, 232, 228–231
	B	Liquidity and capital resources	38–41, 53, 112, 146–148, 157–159, 161–164, 223–224
	C	Research and development, patent and licences	18–19, 27–28, 34, 38, 113, 121, 235
	D	Trend information	1–9, 15–17, 48–52, 54, 226–231
	E	Off-balance sheet arrangements	41, 161–164, 188, 224
	F	Tabular disclosure of contractual commitments	224
	G	Safe harbour	239
6		Directors, Senior Management and Employees
	A	Directors and senior management	56–64, 72, subsequent events page»
	B	Compensation	13, 22, 73–92, 138–143, 170–171, 248–256
	C	Board practices	55–74, 91–92, 97–98, 225, 236, 258
	D	Employees	121, 169, 225
	E	Share ownership	26, 86–87, 90, 97, 167–169, 248–256
7		Major Shareholders and Related Party Transactions
	A	Major shareholders	247–248
	B	Related party transactions	170–171
	C	Interests of experts and counsel	N/A
8		Financial Information
	A	Consolidated statements and other financial information	7, 37, 105–198, 241–242
	B	Significant changes	N/A
9		The Offer and Listing
	A	Offer and listing details	240
	B	Plan of distribution	N/A
	C	Markets	240
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A
10		Additional Information
	A	Share capital	N/A
	B	Memorandum and articles of association	257–258
	C	Material contracts	172,177–179, 233–234
	D	Exchange controls	241
	E	Taxation	243–246
	F	Dividends and paying agents	N/A
	G	Statements by experts	N/A
	H	Documents on display	262
	I	Subsidiary information	N/A
11		Quantitative and qualitative Disclosures about Market Risk	161–164

266	BAT Annual Report and Form 20-F 2017

Strategic Report	Governance	Financial Statements	Other Information

Item		Form 20-F caption	Location in this document
12		Description of Securities Other Than Equity Securities
	A	Debt Securities	N/A
	B	Warrants and Rights	N/A
	C	Other Securities	N/A
	D	American Depositary Shares	261
13		Defaults, Dividend Arrearages and Delinquencies	N/A
14		Material Modifications to the Rights of Security Holders	N/A
and Use of Proceeds
15		Controls and Procedures	237
16A		Audit Committee Financial Expert	65, 236
16B		Code of Ethics	69, 236
16C		Principal Accountant Fees and Services	67, 121
16D		Exemptions from the Listing Standards for Audit Committees	N/A
16E		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	259
16F		Change in Registrant’s Certifying Accountant	N/A
16G		Corporate Governance	236
16H		Mine Safety Disclosure	N/A
17		Financial Statements	N/A
18		Financial Statements	105–198
19		Exhibits	263–264

BAT Annual Report and Form 20-F 2017	267

Registered office

Globe House, 4 Temple Place, London WC2R 2PG

tel: +44 20 7845 1000, facsimile: +44 20 7240 0555

Incorporated in England and Wales No. 3407696

Representative Office in South Africa

Waterway House South, No 3 Dock Road, V&A Waterfront,

Cape Town 8000, South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6576

Secretary

Paul McCrory

General Counsel

Jerome Abelman

Investor relations

Enquiries should be directed to Mike Nightingale, Rachael Brierley or Stephanie Brassinne

tel: +44 20 7845 1180

Press office

Enquiries should be directed to Anna Vickerstaff

tel: +44 20 7845 2888

email: press_office@bat.com

Auditors

KPMG LLP

15 Canada Square, Canary Wharf, London E14 5GL

References in this publication to ‘British American Tobacco’, ‘BAT’, ‘we’, ‘us’, and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (the Company) (No. 3407696) and when denoting tobacco business activity refer to British American Tobacco Group operating companies, collectively or individually as the case may be.

Design and production: Radley Yeldar (London) www.ry.com

Photography by David Hares and Henry Thomas.

Printed in the UK by Pureprint Group on Revive 100% recycled papers, made entirely from post-consumer waste. All pulps used are Elemental Chlorine Free. The manufacturing mills hold the ISO14001 and EU Ecloabel (EMAS) certificates for environmental management.

Explore the story of our year Featuring downloadable versions of this Report, along with our Sustainability Summary Report and other content – all accessible on desktop, tablet and mobile.
www.bat.com/reporting
www.bat.com
@BATPress
flickr.com/welcometobat
youtube.com/welcometobat

Subsequent Events »

Subsequent to the approval of the Annual Report and Accounts for the year ended 31 December 2017 by the Board of the Company on 21 February 2018, the events set out below have been notified to the Company.

Board of Directors

Dr Marion Helmes

Non-Executive Director

Dr Helmes was appointed as a Supervisory Board member of Siemens Healthineers AG on 1 March 2018.

Luc Jobin

Non-Executive Director

Mr Jobin stepped down as President and Chief Executive Officer of Canadian National Railway Company on 5 March 2018.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: 15 March 2018

British American Tobacco p.l.c.

(Registrant)

By:	/s/ Paul McCrory
Paul McCrory
Company Secretary