Form 20-F
period 2018-12-31
British American Tobacco p.l.c.
filed 2019-03-15
CIK 1303523

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2018

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

2,456,415,884 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item  18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

BRITISH AMERICAN TOBACCO

Transforming Tobacco

Annual Report and Form 20-F 2018

EPOK

Transforming
Tobacco
Annual Report and Form 20-F 2018

Contents

   Strategic Report

British American Tobacco p.l.c. (No. 3407696) Annual Report 2018

This document constitutes the Annual Report and Accounts of British American Tobacco p.l.c. (the Company) and the British American Tobacco Group prepared in accordance with UK requirements and the Annual Report on Form 20-F prepared in accordance with the US Securities Exchange Act of 1934 (the Exchange Act) for the year ended 31 December 2018. Moreover, the information in this document may be updated or supplemented only for purposes of the Annual Report on Form 20-F at the time of filing with the SEC or later amended if necessary. Any such updates, supplements or amendments will also be denoted with a ‘»’ symbol. Insofar as this document constitutes the Annual Report and Accounts, it has been drawn up and is presented in accordance with, and reliance upon, applicable English company law and the liabilities of the Directors in connection with this report shall be subject to the limitations and restrictions provided by such law.

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and certain additional information. Our Strategic Report, pages 1 to 52, includes our vision and strategy, global market overview, business model, global performance, as well as our financial performance and principal group risks. The Strategic Report has been approved by the Board of Directors and signed on its behalf by Paul McCrory, Company Secretary. Our Governance Report on pages 53 to 114 contains detailed corporate governance information and our Committee reports. The Directors’ Report on pages 53 to 72 (the Governance pages) and 253 to 321 (the Additional disclosure and Shareholder information pages) has been approved by the Board of Directors and signed on its behalf by Paul McCrory, Company Secretary. Our Financial Statements and Notes are on pages 115 to 252. The Other Information section commences on page 253.

This document provides alternative performance measures (APMs) which are not defined or specified under the requirements of International Financial Reporting Standards (IFRS). We believe these APMs provide readers with important additional information on our business. This year, we have included a Non-GAAP measures section on pages 258 to 266 which provides a comprehensive list of the APMs that we use, an explanation of how they are calculated, why we use them and a reconciliation to the most directly comparable IFRS measure where relevant.

BAT has shares listed on the London Stock Exchange (BATS) and the Johannesburg Stock Exchange (BTI), and, as American Depositary Shares, on the New York Stock Exchange (BTI).

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

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of the Annual Report and Form 20-F.

Cautionary statement

This document contains forward-looking statements. For our full cautionary statement, please see page 296.

www.bat.com/reporting www.bat.com/investors BAT IR app

Strategic Report Governance Financial Statements Other Information British American Tobacco (BAT) is one of the world’s leading consumer goods companies, with nicotine and tobacco brands sold around the globe. We employ over 55,000 people, partner with over 90,000 farmers and have factories in 48 countries, with offices in even more. Transforming Tobacco At BAT, we have been satisfying adult consumers, delivering shareholder value and creating valued employment for over a century. Today we find ourselves in one of the most dynamic periods of change our industry has ever encountered. Rapid product innovation, along with advances in societal attitudes and public health awareness, has given us the opportunity to make a substantial leap forward in our long-held ambition to positively impact the lives of millions of our consumers by providing them with lower-risk tobacco and nicotine products. We call this ambition ‘transforming tobacco’ and we are fully committed to leading the transformation of our industry and our company.

In 2012, we articulated a clear vision that places adult consumers at the centre of our strategy. Our Transforming Tobacco ambition builds on this vision as we grow our business based on offering our consumers a broad range of outstanding products, informed consumer choice, and a drive towards a reduced-risk portfolio. More choice, more innovation, less risk. Empowering consumers through choice It is widely accepted that most of the harm associated with cigarettes is caused by inhaling the smoke produced by the combustion of tobacco, and that cigarette smoking is the most dangerous way of consuming tobacco. While smokers have historically had very few alternatives to combustible cigarettes, innovation is now providing adult consumers with a greater choice of tobacco and nicotine products that are potentially less risky than cigarettes. BAT is at the forefront of the development and sale of a whole range of potentially reduced-risk products that provide much of the enjoyment of smoking without burning tobacco. Our growing portfolio of potentially reduced-risk products (which we call PRRPs) includes vapour, tobacco heating products (THPs), modern oral products, as well as traditional oral products such as Swedish-style snus and American moist snuff. Our acquisition of Reynolds American has transformed us into one of the world’s leading vapour companies and has also allowed us to significantly increase the size of our oral tobacco and nicotine products range. Never before have so many of our consumers around the world had access to so many alternatives to combustible cigarettes. We continue to develop new and ever more innovative products to add to this range of potentially less risky choices.

Strategic Report Governance Financial Statements Other Information In addition to our commitment to developing and offering a range of high-quality alternative products, we are also committed to working with governments and other stakeholders around the world to develop supportive regulatory regimes. While we cannot be certain how many smokers will switch to our alternative products, we have already seen several countries dismantle barriers to these new products, which has given millions of additional adult consumers greater choice. …supported by pro-active external engagement We recognise that our ambition to ‘transform tobacco’ relies not only on our development and commercialisation of new products, but on the support of regulators and society as well. Greater consumer choice is at the heart of our strategy, but its effects require amplification from sensible regulations that allow adult consumers access to alternative choices, as well as from public health bodies and the media to drive informed consumer decision making. By working with key stakeholders around the world, we strive to maximise the potential for reduced-risk products: safer choices for our consumers, benefits for public health, and a more sustainable and profitable business for our shareholders.

Consumer preferences are diverse and constantly evolving. Our increasingly broad range of potentially reduced-risk products allows us to meet these varied preferences and create a better tomorrow for our consumers. An unrivalled range of innovative products Today, we have industry-leading products in vapour, in tobacco heating products, in modern oral products, as well as in the traditional oral category. Notwithstanding the successes of our new categories, this is just the beginning, and innovation and technology will increasingly be at the heart of our business. Our research and development facility, comprising hundreds of scientists, is focused on the continued developme of new and innovative potentially reduced-ris products and categori In 2018, we filed 130 patents and expect that number to significantly increase in the coming years. Of course, expertise in this area is not solely within BAT and, consequently, we have a number of collaborations, partnerships and investments with third parties with a broad range of specialisms to help us drive and develop our pipeline of future products.

Strategic Report Governance Financial Statements Other Information BAT’s ongoing transformation is supported by its strong global combustibles business, and every day more than 150 million adult consumers choose BAT brands. The revenues from this business are vital to provide the investment for our PRRP business, while our global supply chain and worldwide distribution network of over 11 million retail outlets are powerful assets that drive our ambition to offer millions of adult consumers new and potentially less risky choices. …underpinned by a strong global business As we develop new and potentially reduced product categories, our conventional cigarette business remains strong and continues to grow. This enables us to invest in the development of better and more innovative products, while continuing to deliver strong results and dividends to our shareholders. As a global business operating in over 200 markets, we are using our significant presence and distribution networks to offer our full range of potentially reduced-risk product choices to as many adult consumers as possible. We are often asked why we don’t simply stop selling cigarettes. In short, immediately stopping our sales of cigarettes would be neither commercially sensible nor practical: the ongoing consumer demand for these products would either transfer straight to our competitors or, more worryingly, the black market. We are proud of all our brands and believe that all our products have a role to play in our business success and our ambition to transform tobacco.

Overview Our potentially reduced-risk product business has seen outstanding growth. Our tobacco heating, vapour, and modern oral products are now available in 29 markets and used by six million adult consumers around the world. However, this is just the beginning, and with a growing consumer base of over one billion smokers and nicotine users in the world, the opportunities presented by these new categories are huge. Another step on an exciting journey While we cannot be certain whether all smokers will switch to potentially reduced-risk products, we are committed to improving the lives of smokers by making a range of high-quality, innovative products as widely available as we practically can. We believe that by doing this, and working with regulators to establish supportive regulatory regimes, many millions of smokers will increasingly make the choice to switch. If we can all work successfully together, we can drive a scenario in which our consumers will have a range of potentially safer choices, our shareholders will own an even more sustainable and profitable business, and society could benefit from real progress in tobacco harm reduction.

Strategic Report	Governance	Financial Statements	Other Information

Chairman’s introduction

“I am very pleased to report another strong set of results with market share, revenue, and profit from operations all growing” Richard Burrows Chairman

Another strong set of results

Welcome to our combined Annual Report and Form 20-F for 2018. Yet again, I am very pleased to report another strong set of results with market share, revenue and profit from operations all growing.

Our 2018 results demonstrate not only that our combustible business is in good shape, but that our investment in a multi-category approach to our potentially reduced risk-product business is starting to pay off with encouraging results across all categories.

While the business is continuing to perform well, it is impossible for us to ignore investor sentiment, which has been negatively impacted by the regulatory threats in the US and competitor dynamics in the potentially reduced-risk product categories. However, we are confident that our strategy of continuing to deliver shareholder returns today while investing in the future remains the right one.

Dividends

The Board has declared a dividend of 203.0p per ordinary share, payable in four equal instalments of 50.75p per ordinary share, to shareholders registered on the UK main register or the South Africa branch register and to American Depository Shares (ADS) holders, each on the applicable record dates.

The dividends receivable by ADS holders in US dollars will be calculated based on the exchange rate on the applicable payment dates.

Further information on dividends can be found on page 38 of the Financial Review and page 298 in the Shareholder information section.

A sustainable and well-governed business

As we work to transform our business, we remain equally focused on our Sustainability Agenda, which forms an integral part of our group strategy.

Given the important role that sustainability plays in securing the future of our business, we are constantly seeking new ways to further improve our practices. For example, in 2018 we updated our Supplier Code of Conduct with new human rights provisions for responsible sourcing of conflict minerals, as well as wages, benefits and working hours.

Additionally, good governance has long been a key priority for the Group, and we continue to strengthen our internal compliance programmes to ensure transparent and responsible corporate behaviour. For instance, in 2018 we enhanced our anti-bribery and corruption procedures with initiatives including a new third-party assessment procedure and a ‘Speak Up’ hotline, which empowers employees and business units to better identify and mitigate risks in key compliance areas.

Our efforts in these areas continue to be recognised externally, and I am proud to report that we were once again the only company in our industry to have been included in the Dow Jones Sustainability Indices’ prestigious World Index in 2018, while our Modern Slavery Act Statement has been ranked 3rd in the Global Governance FTSE 100 League Table.

Board composition and outlook

Our Chief Executive, Nicandro Durante, retires at the beginning of April 2019. During his eight years in the role he has grown the business substantially, delivering consistent and strong growth in both earnings and dividends. Importantly, he was the architect of the current strategy to transform the business and, with the successful establishment of BAT’s potentially reduced-risk products business and the acquisition of Reynolds American Inc., has created a stronger, truly global tobacco and nicotine company.

On behalf of the Board, I would like to thank him for his tremendous work, which has left BAT well positioned for future growth and success.

I would like to welcome Jack Bowles, our current CEO Designate, to the role of Chief Executive effective 1 April 2019. The Board was delighted to have been able to appoint such an experienced and dynamic successor from within BAT. In his most recent roles – as Director of the Asia Pacific Region and as Chief Operating Officer – Jack demonstrated excellent strategic leadership, delivering strong business growth including in vapour and tobacco heating products, as well as building very strong management teams. His track record of innovating and his experience across so many geographies and areas of the business position him extremely well to build on Nicandro’s achievements and write the next successful chapter in BAT’s history.

Ben Stevens, the Group’s Finance Director since 2008, will also retire from the Board in August of this year. Throughout his 30-year career at BAT, Ben contributed an enormous amount to the Company, and as an outstanding Finance Director he has been instrumental in ensuring the Company’s consistent earnings growth. On behalf of the Board, I would like to thank Ben for his leadership and invaluable contributions.

I am very pleased that Tadeu Marroco will be bringing his 26 years of experience within the Group to the Board when he succeeds Ben this summer. Given his broad experience as a Director of Western Europe, Director of Business Development, and Director of Group Transformation, the Board has full confidence that he will play a key role in continuing to deliver our ambition to transform our Company and our industry.

Additionally, Lionel Nowell, III, retired from the Board of British American Tobacco p.l.c. with effect from 12 December 2018. Lionel had served as a Non-Executive Director since July 2017 and had been a member of the Audit and Nominations Committees since October 2017.

Richard Burrows

Chairman

BAT Annual Report and Form 20-F 2018	07

Overview

Our strategic framework

for transforming tobacco

Our strategy remains as relevant today to drive our transforming tobacco ambition as it was when it was first rolled out in 2012. It enables us to continue delivering value growth while driving the investment required to deliver our transformational agenda.

Our vision remains clear: while combustible tobacco products will remain at the core of our business for some time to come, we understand that long-term sustainability will be delivered by our transforming tobacco ambition.

08	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Our vision

World’s best at satisfying

consumer moments in

tobacco and beyond.

Our consumers are at the core of everything we do and our success depends on addressing their preferences, concerns and behaviours.

We know that consumer preferences are fragmenting and evolving at an unprecedented pace, and consequently, we are focusing on providing a range of tobacco and nicotine products across the risk spectrum. In addition, we understand that to succeed in this space we need to continue enhancing our understanding of our consumers’ preferences in order to drive development of new and innovative products.

Our mission

Delivering our commitments

to society, while championing

informed consumer choice.

We have long known that, as a major international business, we have a responsibility to address societal issues with our tobacco products, and that, as our business continues to grow, so does our influence and the responsibility that comes with it.

We are also clear that we have a duty to our shareholders to ensure we continue to deliver today and invest for a sustainable future and to our consumers to provide, in addition to our combustible products, a range of potentially reduced-risk products (PRRPs).

Our transforming tobacco ambition, with its core objective of providing adult consumers with more choice, more innovation and less risk will allow us to: satisfy these consumers; address societal concerns through the growth of multiple categories of potentially reduced-risk tobacco and nicotine products; and provide a sustainable, profitable future for our shareholders.

Strategic focus areas

Our four key focus areas remain fundamental to our strategy as we focus on our transforming tobacco ambition.

Growth	page 20
Constantly developing our portfolio of potentially reduced-risk products and new technologies while continuing to drive revenue growth from our traditional combustible products.
Productivity	page 22
Effectively deploying resources between product categories and managing our cost base to release funds for investment.
Winning organisation	page 24
Ensuring we have great people with the right skill sets in the right teams to drive the transformation of our business.
Sustainability	page 28
Ensuring a sustainable business that meets the expectations of all our various stakeholders.
Read about our industry	page 15

Guiding Principles

Our Guiding Principles provide clarity about what we stand for.

They form the core of our culture and guide how we deliver our strategy.

Enterprising spirit

We value enterprise from all of our employees across the world, giving us a great breadth of ideas and viewpoints to enhance the way we do business. We have the confidence to pursue growth and new opportunities while accepting the considered entrepreneurial risk that comes with it. We are bold and strive to overcome challenges. This is the cornerstone of our success.

Freedom through responsibility

We give our people the freedom to operate in their local environment, providing them with the benefits of our scale but also the ability to succeed locally. We always strive to do the right thing, and this freedom enables us to act in the best interests of our consumers while exercising our responsibility to society and other stakeholders.

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

BAT Annual Report and Form 20-F 2018	09

Overview

Our year in numbers

Group cigarette (and tobacco heating products – THP) volume Group market share of Key Markets Strategic Cigarette and THP volume Oral (snus) (no. pouches) Vapour (units)

Revenue

(£m)

Definition: Revenue recognised, net of duty, excise and other taxes.

In 2018, revenue includes £17,257 million of revenue from the Strategic Portfolio, an increase of 49% on 2017 (on a reported and representative basis).

Change in adjusted[2] revenue
at constant rates[1] (%)

Definition: Change in revenue before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

Change in adjusted[2] revenue from the
Strategic Portfolio at constant rates[1] (%)

Definition: Change in revenue from the strategic portfolio before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

This measure was introduced in 2018, with no comparators provided.

Profit from operations

(£m)

Definition: Profit for the year before the impact of net finance costs/income, share of post-tax results of associates and joint ventures and taxation on ordinary activities.

Change in adjusted[2] profit from
operations at constant rates[1] (%)

Definition: Change in profit from operations before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

Changes in 2018

In 2018, the Group introduced a new measure called ‘adjusted revenue growth from the Strategic Portfolio’ as part of the continual assessment of the Group’s short- and long-term delivery of the strategic vision. This measure replaced the GDB and Key Strategic Brands volume growth metric as a key performance indicator in connection with the Group’s compensation plans. This Strategic Portfolio reflects the focus of the Group’s investment activity and includes the ‘Strategic Combustible Brands’ being Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport (US) and Natural American Spirit (US) and our potentially reduced-risk products portfolio, which comprises our THP, vapour, modern oral and traditional oral businesses. In line with the above, and to reflect the development of the categories, the Group is also providing specific volume metrics for vapour and oral.

10	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Notes: To supplement our results of operations presented in accordance with IFRS, the information presented also includes several non-GAAP measures used by management to monitor the Group’s performance. See the section Non-GAAP measures beginning on page 258 for information on these non-GAAP measures, including their definitions and reconciliations from the most directly comparable IFRS measure, where applicable. Certain of our measures are presented based on constant rates of exchange, on an adjusted basis, on a representative basis and on an organic basis.

1.

Where measures are presented ‘at constant rates’, the measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year results of the Group and, where applicable, its segments. See page 42 for the major foreign exchange rates used for Group reporting.

2.

Where measures are presented as ‘adjusted’, they are presented before the impact of adjusting items. Adjusting items represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence.

3.

Where measures are presented as ‘organic’ or ‘org’, they are presented before the impact of the contribution of brands and businesses acquired during the comparator period, including Reynolds American, Bulgartabac, Winnington and Fabrika Duhana Sarajevo in 2017. There were no material acquisitions or disposals in 2018.

4.

Where measures are presented as ‘representative’, ‘rep’ or ‘on a representative basis’, they are presented inclusive of the acquired businesses in the 2017 comparator period as though those businesses had been included in the consolidated results for the whole of that comparator period and including certain additional adjusting items related to the acquired companies.

Operating margin (%) Definition: Profit from operations as a percentage of revenue.

Diluted earnings per share (EPS)
(p)

Definition: Profit attributable to owners of BAT p.l.c. over weighted average number of shares outstanding, including the effects of all dilutive potential ordinary shares.

Net cash generated from operating activities (£m)

Definition: Movement in net cash and cash equivalents before the impact of net cash used in financing activities, net cash used in investing activities and differences on exchange.

Adjusted[2] operating margin (%) Definition: Adjusted profit from operations as a percentage of adjusted revenue.	Change in adjusted[2] diluted EPS (%) Definition: Change in diluted earnings per share before the impact of adjusting items.
Total shareholder return (TSR) of the FMCG group – 1 January 2016 to 31 December 2018 (%) The FMCG group comparison is based on three months’ average values	Change in adjusted[2] diluted EPS at constant rates[1] (%) Definition: Change in diluted earnings per share before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.	Cash conversion (%) Definition: Net cash generated from operating activities as a percentage of profit from operations.

Total dividends per share
(p)

Definition: Dividend per share in respect of the financial year.

Target: To increase dividend in sterling terms, based upon the Group’s policy to pay dividends of 65% of long-term sustainable earnings.

BAT Annual Report and Form 20-F 2018	11

Strategic Management

Chief Executive’s review

Nicandro Durante

Chief Executive

A winning strategy

After 37 years at BAT, eight of them as CEO, I will retire in April 2019. I have seen BAT evolve and grow throughout my career, and am confident that this will continue during the dynamic period of change the industry is going through today.

When I became CEO in 2011, we articulated a strategy to put the consumer at the heart of our business, and a vision to be the best at satisfying consumer moments in tobacco and beyond. This strategy has enabled us to deliver consistent outstanding year-on-year growth and shareholder returns, while at the same time establishing a successful and diverse potentially reduced-risk products (PRRP) business designed to meet the evolving and varied preferences of today’s consumers.

Thanks to this strategy, the Group continues to perform well. Our 2018 reported revenue and profit from operations are up 25% and 45% respectively, and while this is of course due primarily to our first full year’s inclusion of results from the US, we have nonetheless again exceeded our target of high single figure adjusted diluted constant currency EPS growth with an increase of 11.8%. This was driven not only by the strong performance of our combustible business, but also by the near-doubling of THP and vapour revenue.

Notwithstanding these results, it is clear that the market has concerns in relation to the impact of the changes the industry is going through and in respect of threatened regulatory developments. I am, however, confident that the business is in extremely good shape and that these changes, in reality, present significant opportunities for future growth. With our core combustibles business outperforming the industry, and with a strong and broad multi-category portfolio of PRRPs capable of meeting the evolving preferences of consumers around the world, I believe we are in a good position to deliver long-term sustainable growth.

A strong portfolio of both combustibles and PRRPs

Our results in 2018 reflect the successful performance of all elements of our portfolio, and highlight the importance of expanding consumer choice across all of our categories.

In combustibles, Group market share was up 40 basis points, driven by another strong performance from the Strategic Cigarette and THP brands, which grew volume by 5.8%.

In THP, our revenue increased to £565 million or £576 million, at constant rates. Our glo brand has achieved 4.7% market share (20% category share) in Japan, and continues to grow market share in South Korea, Romania and Italy.

The Group’s vapour portfolio performed strongly with significant growth in both volume and revenue across our 15 vapour markets. Momentum increased, with growth weighted towards the second half of the year driven by new market and product launches. Total vapour volume was up by 35% on a representative basis with good performances in the world’s three largest vapour markets – the US, the UK and France.

In oral tobacco we continue to grow value with strong performances from modern oral products such as Epok in Sweden, Norway and Switzerland, as well as traditional products such as Grizzly in the US, where revenues were £931 million, an increase of 3.1% on an adjusted representative basis.

Reynolds American Inc. (RAI)

RAI is delivering strong financial results for the Group. In 2018, revenue was up 128% (as a result of the full year effect). This was an increase of 1.5% on a representative constant currency basis, and was driven by robust price mix and a 25 basis points growth in value share, despite a decline in total volume. With adjusted operating margin up 180 bps, adjusted profit from operations was up 5.8% on a representative, constant rate basis. Annualised cost savings resulting from the acquisition are now running at over US$300 million per year, and we are on track to deliver at least US$400 million per year in cost synergies by the end of 2020.

While FDA regulatory proposals have driven some uncertainty in the US operating environment, our long track record of success in the face of regulatory change and our strong portfolio of brands give us confidence that we will be able to manage these issues. We are additionally reassured by the fact that, in order to withstand judicial review, any regulation of menthol in cigarettes must be developed through a comprehensive rule-making process, be based on a thorough scientific review and consider all unintended consequences.

Handing over

I am extremely pleased that the Board has chosen Jack Bowles as my successor. I have no doubt that his broad-ranging experience and expertise, combined with his energy, passion and drive for success, will help ensure the future growth of the Company.

I am tremendously proud of what we have achieved in the last eight years, and would like to thank all of my colleagues across the Group for their part in this.

12	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Jack Bowles

Chief Executive Designate

An exciting time for BAT

It is an exciting time for me to take over as CEO. Our industry is evolving and with this comes great opportunity.

With our depth of talent, our iconic brands and our range and pipeline of PRRPs, I am confident that we will take full advantage of these opportunities as we accelerate the transformation of BAT into a stronger multi-category tobacco and nicotine products company.

Strong foundations

It gives me great comfort to know that the fundamentals of our business are in such good shape. Our combustible business continues to deliver strong year-on-year growth. Our acquisition of RAI has made us a truly international tobacco and nicotine products business, and our PRRP business is firmly established and growing.

Our current strategy, with its aim of being the world’s best at satisfying consumer moments in tobacco and beyond, remains as relevant today as it was when it was first rolled out in 2012. The consumer is, and will continue to be, at the heart of everything we do. We know that our consumers’ tastes and preferences are evolving and fragmenting, and it is to satisfy these varied preferences that we have developed a broad range of different products with the potential to provide lower risks than combustible cigarettes.

Accelerating the delivery of our strategy

With confidence in our multi-category approach, we are now focused on our need to accelerate the delivery of our transforming tobacco ambition. Notwithstanding our great success to date in establishing our PRRP business, we acknowledge that we are at the start of a long journey. As the number of our consumers grows, our focus will be on accelerating our strategy to ensure that our products are able to satisfy the preferences of those many millions of adult smokers who are still looking for a satisfying but less risky alternative to their current products.

In order to further enhance the focus on our consumers we have created two new Management Board roles. Our new Director of New Categories will have end-to-end accountability for driving growth, innovation, world-class brand building and consumer insights for our PRRPs, while our new Director of Digital and Information is tasked with responsibility for enhancing our digital consumer capabilities.

Vision for success

I am excited about the challenges and opportunities that lie ahead for us. We have the right strategy, the right foundations, the right vision, and, most importantly, employees with the right skills and attitude to enable us to keep growing the Company for many years to come.

BAT Annual Report and Form 20-F 2018	13

Strategic Management

Finance Director’s overview

“The Group again delivered growth across all key performance indicators” Ben Stevens Finance Director

Strong performance across all measures

Despite external challenges, translational foreign exchange headwinds of approximately 6% on revenue and profit from operations, and further investment in PRRPs, the Group again delivered growth across all key performance indicators in 2018.

Since the Group’s 2018 results are, on a reported basis, influenced by the full year inclusion of RAI (compared against five months in 2017), the results are also provided with a comparison on a representative basis, as though the Group had owned RAI and other acquisitions for the whole of the 2017 comparator period. This will provide readers with an understanding of the Group’s performance inclusive of RAI and other acquisitions in both 2017 and 2018.

Increase revenue and profit from operations

Revenue grew by 25.2% in 2018 to £24,492 million (2017 was up 38.5% at £19,564 million) largely due to the acquisition of RAI, concluded in July 2017. Adjusting for the impact of acquisitions, excise on bought-in goods and the impact of currency, adjusted revenue grew by 3.5% in 2018 on a representative constant rate basis, while 2017 had seen an increase of 2.9% (on an organic basis). This 2018 growth was driven by price mix (6% on combustibles) and the growth of vapour, THPs and modern oral, which more than offset a decline in combustible volume.

Profit from operations was up 45.2% (2017: up 38%), as the inclusion of 12 months of results from RAI and growth in revenue more than offset the ongoing investments in THP and vapour, the amortisation of acquired brands and the costs incurred as part of the Group’s restructuring programme.

Adjusted profit from operations grew by 4.0% on a constant currency representative basis (2017: up 3.7% organic, at constant rates).

A full reconciliation of our results under IFRS to adjusted revenue and adjusted profit from operations is provided on pages 258 to 261.

Against a backdrop of challenging conditions, notably the foreign exchange headwind, all regions performed well (as described on pages 43 to 47), growing adjusted profit from operations at constant rates of exchange on a representative basis, while investing in THP and vapour. This continues to demonstrate the ability of the Group, due to its geographic diversity, to offset the challenging environment in a number of markets.

Our operating margin increased by over 500 bps. This was driven by the positive mix effect from the consolidation of a full year’s results from RAI, while certain purchase price accounting adjustments that affected 2017 did not repeat. On an adjusted, representative basis, operating margin increased by 40 bps, as the Group continued to drive margin improvements while investing in the roll-out of PRRPs.

EPS movements reflect strong fundamentals

Net finance costs increased by £287 million to £1,381 million driven by the full year interest charge incurred in the year on borrowings of £47,509 million. Our banking facilities require a gross interest cover of at least 4.5 times. In 2018, our gross interest cover was 7.2 times (2017: 7.8 times, 2016: 12.2 times).

On a reported basis, basic EPS was 86% lower than 2017 at 264.0p, as the prior period (up 633% against 2016 at 1,833.9p) was materially affected by a deemed gain (£23.3 billion) on the disposal of the Group’s holding in RAI, required as part of the acquisition accounting. In 2017, the Group also recognised a deferred tax credit (£9.6 billion) related to the tax reforms in the US. Excluding these and other adjusting items, including those related to the acquisition of RAI, and the effect of foreign exchange on the Group’s results, adjusted diluted earnings per share, at constant rates, increased by 11.8% to 315.5p, with 2017 ahead of 2016 by 9.1%.

Cash flow generation drives deleveraging

In 2018, net cash generated from operating activities grew by 93% to £10,295 million. This was principally due to the inclusion of a full year’s cash flow from RAI, the timing of payments related to the Master Settlement Agreement (MSA) in the US, the cessation in 2017 of payments in relation to the Quebec Class Action and the ongoing cash generation in the rest of the Group.

Adjusted cash generated from operations (as defined on page 264) was £8,071 million, which represents an increase of 146% over 2017, or 158% on a constant rate basis. Excluding the timing of the early payment of the 2017 MSA liability, paid in 2017 and tax deductible at 2017 tax rates, adjusted cash generated from operations would have increased by over 43%.

Based upon net cash generated from operating activities, the Group’s cash conversion ratio increased from 83% in 2017 to 111% in 2018.

Adjusted net debt to adjusted EBITDA, as defined on page 266 provides a measure to assess the Group’s ability to meet its borrowing obligations. The Group continues to focus on a balanced approach of deleveraging, while investing for the future and providing a return via dividends to shareholders.

Delivering today and investing in the future

The Group continues to deliver against the financial imperatives, which supports the growth in dividends while deleveraging and investing in PRRPs for tomorrow’s success.

14	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Global market overview*

Today’s total tobacco and nicotine market comprises a growing user pool of over one billion individual adult consumers.

While the decline in combustible cigarette consumption is expected to continue, it is predicted to be, at least partially, offset by the increasing consumption of PRRPs, in particular vapour, tobacco heating and modern oral products.

Global potentially reduced-risk products (PRRP) market

The global tobacco and nicotine market is increasingly diversifying beyond traditional combustible tobacco with the growth of vapour and tobacco heating products (THPs), as well as the oral tobacco and nicotine market. The latest global figures (2017) suggest that the THP and vapour market is worth an estimated US$18 billion, while the oral tobacco and nicotine market is worth an estimated US$12.5 billion.

Vapour products have developed quickly across the world, with particularly strong growth in the US, France and the UK. While the overall prevalence of THPs is less than that of vapour, these products have emerged strongly in Japan and South Korea.

While traditional oral products show steady incremental growth, the modern oral category is quickly establishing itself and is expected to show accelerated volume expansion.

PRRP regulation

The THP and vapour market is relatively nascent, and regulation is in its early stages. Globally, there is a mix of attitudes between regulators who aim to encourage THPs and vapour as products that are potentially lower risk for smokers and those who view them with greater scepticism – including some countries where they are banned.

Although many jurisdictions have yet to implement clear regulations concerning PRRPs, an increasing number of governments are passing laws that allow and encourage the growth of these categories. As the science continues to move in the direction of confirming the potential of these products to offer lower risk, more permissive regulations are expected to follow.

see pages 48 to 52 to learn more about our Principal Group risks for further discussion regarding the regulation of our business, please see pages 274 to 279

The UK is an example of what can happen with the support of regulators and public health bodies. Driven by influential reports from Public Health England and the Royal College of Physicians on the reduced risk of vapour products, the UK Government has implemented a supportive regulatory regime which is a contributing factor to category growth in the country.

Global combustible market

The most recent estimates for the global tobacco market (2017) indicate it is worth approximately US$785 billion (excluding China). More than US$700 billion of this comes from the sale of conventional cigarettes, with over 5,400 billion cigarettes consumed per year.

While combustible cigarettes remains the largest category, their volumes have seen a gradual fall over many years driven by increased regulation and changing societal attitudes. Although this is a trend which is predicted to continue, the growth of new categories of potentially reduced-risk tobacco and nicotine products is expected to, at least partially, offset this decline in combustible tobacco products.

Illicit tobacco

A contributing factor to the decline of legal tobacco volumes is the rise in the consumption of illicit products. Cigarettes are a reliable source of tax revenue for governments worldwide, and price differentials between markets, regulatory changes and broader macroeconomic pressures have driven the establishment of a significant illicit cigarette trade. The World Health Organization (WHO) estimates that one in every ten cigarettes and tobacco products consumed globally is illicit, with the market supported by various players, ranging from individuals to organised criminal networks involved in arms and human trafficking.

It is generally accepted that there is a direct correlation between steep and ad hoc increases in taxes and an increase in illicit sales, with the current sanctions doing little to deter criminals for whom profits from the illegal sale of tobacco remain an appealing prospect. For example, following successive excise increases, the Australasia region has seen legal volumes decline substantially. However, in markets where effective action has reduced the prevalence of illegal tobacco, legal volumes have been restored.

Combustible regulation

Tobacco is one of the world’s most regulated and most taxed industries. Manufacturers are required to comply with a swath of regulations that vary considerably across markets.

Legislation and subsequent regulation is focused mainly on the introduction of plain packaging, product-specific regulation, graphic health warnings on packs, tougher restrictions on smoking in enclosed public places and bans on shops displaying tobacco products at the point of sale.

In more recent years, governments have begun considering and adopting regulations aimed at menthol flavourings, as well as environmental concerns resulting from the litter associated with cigarette consumption.

Litigation

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

*	All data sources on this page are from Euromonitor International unless otherwise stated.

BAT Annual Report and Form 20-F 2018	15

Strategic Management

Our global business

British American Tobacco is a leading, multi-category consumer goods company that provides tobacco and nicotine products to millions of consumers around the world.

Our portfolio reflects our commitment to meeting the preferences of today’s adult smokers while transforming tobacco with a choice of potentially reduced-risk products.

These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products such as snus and moist snuff.

Our products are sold in over 200 markets with a balanced presence in high-growth emerging markets and highly profitable developed markets. Our business is divided into four regions across six continents.

16	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Our Strategic Portfolio comprises our key brands in both the combustible and PRRP categories. This drives focus and investment on the brands and categories that will underpin the Group’s future growth.

We also have a portfolio of international and local brands which, while not the focus of our investment, contribute valuable returns across several key markets.

*

Our vapour product Vuse, and oral products Grizzly, Camel Snus and Kodiak, which are only sold in the US, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

BAT Annual Report and Form 20-F 2018	17

Strategic Management

Our business model

At the centre of our global business, operating in over 200 markets, is the manufacture and marketing of superior combustible tobacco products and potentially reduced-risk products (PRRPs).
These include vapour, tobacco heating products (THPs), modern oral as well as traditional oral products, such as moist snuff and traditional snus.
Our sustainable approach to sourcing, production, distribution and marketing helps us to create value for a wide group of stakeholders, from farmers to consumers.
We use our unique strengths and employ our resources and relationships to deliver sustainable growth in earnings for our shareholders. For more information on the structure of the Group, see page 254
Non-financial information
Our people and culture: pages 24 to 27
Respect for human rights: pages 28 to 32
Anti-corruption and anti-bribery:
pages 30 and 31
Environmental matters: page 32
Community and social matters: page 32

18	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Consumers
We place consumers at the centre of our business. We invest in world-class research to understand changing consumer preferences and buying behaviour. This drives our leaf sourcing, product development, innovations, brands and trade activities. We aim to satisfy consumers with a range of inspiring products across the risk spectrum and address expectations about how we should market them.
Produce
What we do
We manufacture high-quality cigarettes, THP consumables and oral products in facilities all over the world. We also ensure that these products and the tobacco leaf we purchase are in the right place at the right time. Our vapour and tobacco heating product devices are manufactured in a mix of our own and third-party factories. We work to ensure that our costs are globally competitive and that we use our resources as effectively as possible.
What makes us different
• In 2018, we had 55 factories, 47 of which produce cigarettes. These strategically placed factories enable us to maximise efficiency and ensure products are where they need to be at the right time.
• Our production facilities producing cigarettes and the consumables for our THPs are designed to meet the needs of an agile and flexible supply chain, providing a world-class operational base that is fit for the future.
• For our vapour and tobacco heating product devices, we expect our contract manufacturers to comply with the same high standards that exist on our own sites.
see pages 22 and 23 for more details
Distribute
What we do
We distribute our products around the globe effectively and efficiently using a variety of different distribution models suited to local circumstances and conditions. Around half of our global cigarette volume is sold by retailers, supplied through our direct distribution capability or exclusive distributors. We continuously review our route to market for both combustible and PRRPs, including our relationships with wholesalers, distributors and logistics providers.
What makes us different
• Our relationships with, and efficient distribution to, retailers worldwide ensure we can offer the products our adult consumers wish to buy, where and when they want them.
• Our global footprint and direct distribution capabilities enable new product innovations to be distributed to markets quickly and efficiently.
Resources for success
Innovation
We make significant investments in research and development to deliver innovations that satisfy or anticipate consumer preferences and generate growth for the business across all categories. The main focus of this investment is in our PRRPs. We continue to invest in the development and commercialisation of potentially lower-risk alternatives to smoking. We also conduct R&D into our conventional cigarette innovations such as capsule products, additive-free products, slimmer products, tube filters and Reloc, our resealable pack technology.
World-class science
We have an extensive scientific research programme in a broad spectrum of scientific fields including molecular biology, toxicology and chemistry. We are transparent about our science and publish details of our research programmes on our dedicated website, www.bat-science.com, and the results of our studies in peer-reviewed journals.
You can take a video tour inside our state-of-the-art plant biotechnology labs and meet some of the scientists behind the science at www.bat.com/labtour or at www.youtube.com/ welcometobat see pages 21, 22 and 28 for more information
BAT Annual Report and Form 20-F 2018

BAT Annual Report and Form 20-F 2018	19

Strategic Management

Delivering our strategy

Growth

Our multi-category portfolio of brands continued to deliver in 2018, driven by our Strategic Portfolio.

Highlights during the year

–  Group revenue grew by 25% at current rates of exchange, 3.5% adjusted representative at constant rates;

–  Group market share in Key Markets up by 40 bps;

–  Strategic Portfolio cigarette and THP volume grew 17.9% (+5.8% representative).

Business performance

Group cigarette and THP volume from subsidiaries was 708 billion, an increase of 3.3%, with revenue up 25.2% at £24,492 million against the previous year due to the inclusion of a full year’s volume from RAI. On a representative basis, volume was 3.5% lower as growth in Pakistan, Japan (driven by THP), Turkey, Poland, Romania and Egypt was more than offset by declines in the GCC, US, Russia and Brazil.

Adjusted revenue, on a constant rate representative basis grew 3.5%, as pricing and the growth in PRRPs more than offset the decline in volume.

The Group’s cigarette and THP market share in its Key Markets continued to grow, up 40 basis points (bps). This was driven by another excellent performance by our Strategic Cigarette and THP portfolio with volume up 5.8% on a representative basis.

The Group’s THP and vapour portfolio contributed £883 million of revenue, or £901 million at constant rates of exchange, due to the expansion in the geographic footprint and the inclusion of a full year’s revenue from the acquired RAI portfolio. On a representative, constant rate basis the increase was over 95%, demonstrating the strong underlying growth in the year.

Strategic Portfolio

Our Strategic Portfolio comprises leading brands across the combustible and PRRP categories. This drives focus and investment on the brands and categories that will underpin the Group’s future growth.

Strategic Cigarette and THP brands

Our eight Strategic Combustible Brands account for over 60% of the cigarettes we sell and play a key role in our growth strategy.

Dunhill: Market share was stable as strong performances in Indonesia, Brazil and South Africa were offset by the effect of down-trading in Saudi Arabia and South Korea. Volume was 6.1% lower as the continued growth in Indonesia was more than offset by the effect of the down-trading noted above and market size contraction in Brazil, South Africa and Malaysia.

Kent: Market share was up 50 bps, with volume increasing 1.7%, driven by Japan (including Kent Neo Sticks for glo), Turkey, Brazil and Ukraine. This more than offset lower volume in the Middle East and Russia (despite an increase in market share as volume was affected by trade inventory movements).

Lucky Strike: Market share grew 20 bps, which was driven by Indonesia, Japan, Colombia, Spain, France, Argentina and Mexico. Volume was 1.0% down as growth in Germany, Colombia, Japan and Argentina was more than offset by declines due to industry contraction in Indonesia and France.

Pall Mall: Market share grew 10 bps, with volume up 20.4% partly due to the inclusion of Pall Mall in the US following the acquisition of RAI. This was an increase of 9.9% on a representative basis, partly due to the strong volume and market share growth in Saudi Arabia that followed the market down-trading arising from the excise-led price increases in 2017. Pakistan continued to grow volume and market share after the revision to excise, with higher volume and market share also achieved in Mexico, Egypt and Australia.

Revenue

(£m)

Definition: Revenue recognised, net of duty, excise and other taxes.

In 2018, revenue includes £17,257 million of revenue from the Strategic Portfolio, an increase of 49% on 2017 (on a reported and representative basis).

Change in adjusted revenue

at constant rates (%)

Definition: Change in revenue before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

Change in adjusted revenue from the

Strategic Portfolio at constant rates (%)

Definition: Change in revenue from the Strategic Portfolio before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

This measure was introduced in 2018, with no comparators provided.

Strategic Cigarette and THP volume

2017: +17.9% (+7.6% organic)

2016: +7.5%

20	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Group market share of key markets

2017: +40 bps

2016: +50 bps

Total shareholder return (TSR) of the FMCG group – 1 January 2016 to 31 December 2018 (%)

The FMCG group comparison is based on three months’ average values

Rothmans: Market share continued to grow, increasing a further 110 bps with volume up 19.7% driven by Ukraine, Russia, Nigeria, Bulgaria and migrations in Poland, Brazil and Colombia.

Newport: Market share grew 10 bps in the US. Volume declined 4.6%, on a representative basis, partly due to inventory movements within the supply chain, with the US market down 4.5-5.0% due to higher gasoline prices, 2017 excise-led price increase in California and the growth of vapour.

Camel: Market share was flat in the US. Volume was lower by 4.4%, on a representative basis, partly due to a strong comparator period.

Natural American Spirit: Share momentum continued in the US, up 20 bps, with volume higher by 3.5% on a representative basis, outperforming the market (estimated to be 4.5-5.0% down) due to a strong performance in the premium segment.

Potentially reduced-risk products (PRRPs)

A key component of our Strategic Portfolio are our PRRPs, which comprise vapour, THPs, and modern white oral products as well as traditional oral products such as moist snuff and snus. We are seeking to lead the entire category and have a suite of products to cater to consumers’ many and varying preferences.

Vapour products

The Group’s vapour portfolio performed strongly with significant growth in both volume and revenue across our 15 vapour markets. Momentum increased throughout 2018, with much of the growth weighted towards the second half of the year driven by new market and new product launches.

Total vapour volume was up by 100%, partly due to the acquisition of RAI. On a representative basis this was an increase of 35% with good performances in the world’s three largest vapour markets – the US, the UK and France.

More specifically, US vapour volume of consumables grew by 36%, on a representative basis, with the market rapidly expanding (up 120% in volume terms). This was driven by the expansion of Vuse following the expansion of Alto and re-launch of Vibe.

Vype and the Group’s other vapour brands in the rest of world (including Ten Motives and VIP in the UK) grew volume by 34%, driven by market-leading performances in the UK and France.

Our new Vype ePen3 is performing extremely well in launch markets such as Canada and the UK, where it was voted Vapour Product of the Year in the UK’s largest consumer survey of product innovation, and is indicative of the strong product pipeline we have in place to cater to changing preferences in this category.

Tobacco heating products (THPs)

The Group delivered significant growth in the THP category in 2018. In Japan, which accounts for 70% of global industry volume, our launch of neosticks returned us to growth, reaching a total market share of 4.7% in December 2018 and a 20% share of the category.

Across our 15 THP markets, we have grown total THP revenue, at constant rates, by over 180% to £576 million, and have increased consumables volumes by 217% to 7 billion sticks. While the majority of growth has been in Japan, glo is increasing market share in roll-out markets including South Korea, Romania and Italy, and is showing good initial results in recent launch markets including Croatia.

Modern oral products

Our modern oral category comprises the brands EPOK and Lyft, which both experienced significant growth in 2018. Total revenue grew 127% to £34 million, a 140% increase on a representative, constant rate basis.

EPOK performed well, achieving, in December 2018, 8% and 17% share of the total oral market in Norway and Switzerland respectively, being the fastest growing brand in the category.

Lyft, the Group’s tobacco-free product, was launched in Sweden, achieving 4.5% total oral market share in handlers.

Traditional oral products

Our traditional oral category, comprising snus and moist snuff, grew revenue from the Strategic Brands by 128% in 2018, a representative constant rate increase of 9%. While US volumes were down 2.3%, on a representative basis, in part due to a decline in the total market and a reduction in Grizzly market share over the year of 40 bps as the brand lapped a tough comparator which benefited from a competitor’s product recall, returning to growth in the final quarter of 2018. This was more than offset by total pricing and a 40 bps increase in total value share, with revenue from the strategic portfolio growing 8% to £893 million, on a constant rate, representative basis.

Local and international cigarette brands

In addition to the brands comprising our Strategic Portfolio, we have many other international and local cigarette brands including Vogue, Viceroy, Kool, Peter Stuyvesant, Craven A, Benson & Hedges, John Player Gold Leaf, State Express 555 and Shuang Xi.

In addition to revenue and the other measures discussed in this Annual Report and Form 20-F, BAT management focuses on volume as a key measure to evaluate performance. Volume is an unaudited operating measure and is calculated as the total global cigarette, THP, vapour or oral volume of the Group’s brands sold by its subsidiaries. The Group believes that volume is a measure commonly used by analysts and investors in the industry. Accordingly, this information has been disclosed to permit a more complete analysis of the Group’s operating performance.

The Group also uses market share to evaluate its performance. The Group evaluates changes in its key market offtake share (as measured by retail audit agencies (including Nielsen), shipment share estimates and share of retail for the US business) for tobacco products, based on the latest available data from a number of internal and external sources. Key markets consist of approximately 40 territories across all geographical segments, and represent approximately 80% of the Group’s global volume. Growth in these markets is largely driven by the Strategic Portfolio. The Group also highlights drivers for change in specific markets (e.g., volume, market share or value share (being the customer sales price earned as a proportion of the industry total customer sales price)). For PRRPs, the Group monitors its performance in select countries (e.g., UK, France, Germany, Italy) based upon category retail market share, based on the latest available data from a number of internal and external sources.

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

BAT Annual Report and Form 20-F 2018	21

Strategic Management

Delivering our strategy continued

Productivity

We have continued our drive towards a more effective and efficient globally-integrated organisation by leveraging global systems and new ways of working. This global integration allows for the lowest possible overheads cost, the most cost-effective and responsive supply chain and that productivity opportunities are fully exploited.

Highlights during the year

–  Another year of substantial productivity savings and RAI acquisition savings on track;

–  Consolidation of our Global Supply Chain Service Centre;

–  Vapour and THP operations integration completed.

Globalising operations and improving efficiency

Global systems and ways of working across the Group are utilised to minimise our cost base and maximise expertise. Furthermore, by ensuring back-office activities are carried out efficiently and effectively, the end markets are free to focus their efforts on consumer-focused activities. This drive to a globally-integrated enterprise is most apparent in our Supply Chain, Talent and Culture, Finance, Procurement and Information Technology functions.

In line with this strategy, in 2017 the Group undertook a migration to a single Enterprise Resource Planning system, and in 2018 focused on delivering data and analytic capabilities globally to identify new sources of productivity savings, while also making progress on our complexity-reduction agenda.

Additionally, the implementation of Integrated Working Systems across our factories has generated important efficiency gains, reducing waste and loss in our manufacturing processes and enabling better service levels. This has been complemented by important manufacturing footprint reviews across our regions, which have optimised asset utilisation.

The completion of our Global Supply Chain Service Centre has resulted in the synchronisation of our end-to-end supply network, which now operates as a demand-driven enterprise. This, along with significant improvements in the efficiency of equipment and machinery, has improved the reliability of our supply network and has released cash by reducing our inventory of leaf, materials and finished goods.

This investment in machinery has also led to capital expenditure being targeted to the areas of the business with the greatest return on the investment. This global view also enhances our ability to react quickly, particularly within the PRRP space. Supply Chain integration also better allows the Group to leverage capabilities and scale to improve speed-to-market, which in turn generates savings and supports the rapid deployment of cutting-edge innovations.

These continued strategic investments in new machinery in 2018, supported by our global planning systems and integrated business model, enable us to deliver ‘on time and in full’ in all our Key Markets at optimal cost, with speed and scale.

With the RAI integration complete we have established a best-practice sharing model that is performing above expectations, with futher savings being delivered in procurement, manufacturing and supply chain.

On the PRRP front, the revision of supplier contracts has led to significant savings, as has integrating the growth of our vapour, tobacco heating and oral product portfolios, which has allowed the Group to both leverage economies of scale and reduce complexity.

As a result, annualised cost savings from the acquisition are now totalling over US$300 million per year, and we are on track to deliver at least US$400 million per year in cost synergies by the end of 2020.

Profit from operations (£m)

Definition: Profit for the year before the impact of net finance costs/income, share of post-tax results of associates and joint ventures and taxation on ordinary activities.

Change in adjusted profit from operations at constant rates (%)

Definition: Change in profit from operations before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

22	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Net cash generated from operating activities (£m)

Definition: Movement in net cash and cash equivalents before the impact of net cash used in financing activities, net cash used in investing activities and differences on exchange.
Operating margin (%)
Definition: Profit from operations as a percentage of revenue.
Adjusted operating margin (%)
Definition: Adjusted profit from operations as a percentage of adjusted revenue.

Continued optimisation of manufacturing locations and leaf growing

In 2018, we continued to optimise our manufacturing footprint and at the end of the year had 55 factories in 48 countries.

This includes two new factories, one in Zambia and one in Malaysia.

The German factory’s refocus on Other Tobacco Products (OTP), Dry Ice Expanded Tobacco (DIET) and Casing/Flavours Manufacture was completed in 2018, which marks the end of its manufacture of cigarettes. Additionally, it was announced in October 2018 that the Russian factory (Saratov) will close in Q4 2019.

We are continually looking to improve the efficiency of our entire supply chain with opportunities to improve our manufacturing operations being a particular focus. We are realising the benefits of our Integrated Work Systems, a programme that is designed to maximise equipment efficiency while ensuring we maintain high standards of product quality.

The improved equipment efficiency is delivering real benefits through improved productivity and lower maintenance costs together with reduced waste. An additional positive by-product is the release of capital expenditure which can be used to invest in further innovation.

While the Group does not own tobacco farms or directly employ farmers, it sources over 400,000 tonnes of tobacco leaf each year directly from over 90,000 contracted farmers and through third-party suppliers mainly in developing countries and emerging markets.

We continually strive to improve farmer sustainability and viability with a focus on improved quality, reduced costs of production and increased yield. As a result, we review our contracts on an annual basis to ensure that production is aligned to the needs of both the farmer and the Group.

The Group also purchases a small amount of tobacco leaf from India where the tobacco is bought over an auction floor. The price of tobacco in US dollars varies from year-to-year driven by domestic inflationary pressures, supply, demand and quality. The Group believes there is an adequate supply of tobacco leaf in the world markets to satisfy its current and anticipated production requirements.

Ongoing productivity savings

By operating globally, exploiting our systems and striving for results, the Group delivered substantial productivity savings in 2018, supported in large part by the acquisition of Reynolds American which will continue to provide further opportunities for productivity savings.

These savings are returned to the business for re-investment and to increase shareholder return. The following examples show how the Group considers all opportunities in the supply chain, including procurement, international logistics and leaf operations:

Procurement

Global visibility of forward demand and product specifications in one system has delivered significant benefits with the tender at a global level of print materials and tow being notable examples. In addition to the benefits of lower product cost, the development of long-term supplier relationships with key suppliers has improved security of supply and enabled higher flexibility in the supply chain.

International logistics

Whether by road, air or sea, our logistics are organised and controlled centrally. This facilitates opportunities to negotiate globally with third-party providers and allows us to benefit from our scale. Furthermore, this maximises the use of return shipments and economic order quantities to allow for maximum efficiency while maintaining the flexibility for fast response to market opportunities.

Leaf operations

These are similarly managed globally to ensure that the Group works with reliable, efficient and responsible farmers in our source countries. Our Global Leaf Pool operation aggregates demand to meet supply across all internationally traded tobacco. This approach balances the lowest possible working capital investment while reducing our exposure to crop failure (from changes in climate) and guaranteeing the best quality leaf to meet consumer demands.

In 2018, while transactional foreign exchange rates again had a negative effect on our cost base, we continued to improve our productivity in all areas of our supply chain and elsewhere in the Group. As a result, we have increased our profitability and continue to deliver returns to our shareholders today and invest in the future.

BAT Annual Report and Form 20-F 2018	23

Strategic Management

Delivering our strategy continued

Winning organisation

We enable growth by having a winning organisation: by investing in our people, by attracting the best, and by developing high-performing leaders who inspire diverse teams of committed and engaged people in a fulfilling, rewarding and responsible work environment.

Highlights during the year

–  Accelerated talent development and attraction in growth markets and growth categories including tobacco heating products, vapour and modern oral;

–  Launched Parents@BAT: a Group-wide pay and benefits programme for new parents;

–  Top Employer recognition in Europe, Africa, and Asia-Pacific.

Investing in leaders

The quality of our people is a key contributing factor to the Group’s performance. As a result, we commit to investing in our people as much as we do in our brands, and continuing to attract and retain the best people remains a key priority.

The long-term culture of the Group has been about developing talent from within, stretching and supporting high-performing managers who will lead the delivery of our strategy. This year, over 92% of our senior appointments, including our CEO Designate, were drawn from people already within the business – moves that have helped to deliver stronger and more diverse leadership teams and succession plans.

We continually update our capability frameworks and learning portfolio to enable development of new skills and knowledge to drive business performance. In June 2018, we offered our employees access to a new e-learning platform – Lynda.com – which provides a video library with over 6,500 courses on a variety of topics including leadership and core business skills, taught by well-known business leaders. Currently, Lynda is available to BAT employees worldwide in English, French, Spanish and German. More languages are in the pipeline for next year.

To improve understanding of our new and growing portfolio of potentially reduced-risk products, we launched a microlearning initiative that has been utilised by over 2,000 members of our sales force teams since its launch in 2018.

You can read about our Group risk factor related to talent on page 272

Attracting the best talent

When we do recruit externally, we actively seek those who will provide additional knowledge and skills that will strengthen our teams and ultimately make us a stronger business. In 2018, we continued to enhance our internal capabilities to engage and recruit those people who will help us succeed in growth markets and growth categories, including potentially reduced-risk products.

We also continued the digital growth of our employer brand – ‘Bring your Difference’ – across core social media channels, where we are now an industry leader with over 600,000 followers on LinkedIn (a 45% increase from 2017).

As competition for talented employees intensifies, people increasingly want to work for businesses with a good corporate reputation. We are proud to have been ranked among the top employers around the world and have been named as a Top Employer for Europe, Africa, Middle East, Latin America, and Asia-Pacific by the Top Employer Institute, an independent global certification company. We also received similar accolades in many of the countries in which we operate including ‘Great Place to Work’ in the US and Brazil.

In 2018, we hosted the largest-ever Global Graduate Academy, with over 200 participants gathering in London for an interactive learning experience supported by senior business leaders. Also during 2018, we held the Group’s first global graduate competition, which saw people compete to win a London internship, and received a global social media reach of 35 million people.

You can learn more about our Global Graduate Programme at www.bat-careers.com/graduates

Group diversity as at 31 December 2018

	Total	Male	Female
Main Board	10	7	3

Senior management	629	491	138

Total Group employees	56,710	41,842	14,868

Nationalities represented

Total
Main Board	7
Global headquarters	83
Management level globally	147

Senior managers: Companies Act 2006

For the purposes of disclosure under section 414C(8) of the Companies Act 2006, the Group had 205 male and 26 female senior managers as at 31 December 2018. Senior managers are defined here as the members of the Management Board (excluding the Executive Directors) and the directors of the Group’s principal subsidiary undertakings. The principal subsidiary undertakings, as set out in the Financial Statements, represented approximately 72% of the Group’s employees and contributed over 76% of Group revenue and 95% of profit from operations in 2018.

24	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Growth through diversity

Diversity matters to the Group because it makes good commercial sense – having a diverse workforce means we are better able to understand and meet the varied preferences of our global consumers.

We are proud of our Diversity and Inclusion Strategy, which is built on the three pillars of:

1. driving ownership and accountability,

2. building diverse talent pools, and

3. creating enablers,

all of which are underpinned by an inclusive culture.

1. Driving ownership and accountability

Ensuring ownership of and accountability for our Diversity and Inclusion Strategy across all business areas and levels of the Group is key to driving progress.

This is why all of our regions and all functions worldwide have a Diversity Champion, who is a member of the applicable Leadership Team. They are responsible for driving the agenda, including ensuring that agreed-upon diversity action plans are implemented and that development and retention plans for high-potential employees are executed with a strong focus on gender and nationality diversity.

For example, our IT Function is partnering with our major IT suppliers to provide cross-company mentoring for women in technology. Additionally, our Operations Function has identified a number of global ‘location agnostic roles’, that would previously have required relocating but can instead be carried out from the employee’s home country.

This approach helps ensure that diversity is embedded across the Group and that our pipeline of diverse talent is strong and healthy.

The Director, Group Human Resources, has overall responsibility for all employee and human resources (HR) matters, while our Management Board oversees the development and management of talent within the Group’s regions and functions, and monitors progress against our key objectives and performance indicators.

Our Main Board reviews progress on our diversity activity and performance twice a year, and diversity reporting forms a key part of all Functional and Regional Leadership Team meetings, with quarterly reviews.

2. Building diverse talent pools

We are a diverse employer. There are 147 nationalities represented at management level within our Group, and we are pleased with the continuous progress we are making and the sustainable pipeline we are building in terms of nationality diversity.

We are also continuing to work hard to improve gender diversity within the Group. Women represent 30% of our Board, and in 2018 we increased female representation in senior management to 22%.

In 2019, two of our five new Management Board members are women. We also have female executives on all our senior functional and geographical leadership teams, and 46% of our 2018 graduate intake were women, ensuring a sustainable pipeline of women for senior management roles. These women have the opportunity to participate in our Global Graduate Academy: an intensive two-week programme focusing on accelerating the development of the Group’s next generation of leaders.

We require all recruitment agencies we work with to provide gender-balanced shortlists of candidates. We also focus on developing talent from within and one of the ways we are supporting women’s development into senior roles is through our Women in Leadership programme.

This provides training, mentoring and other types of career support for high-potential female employees and, over the last two years, has supported over 250 delegates. For the last four years, our most senior women have taken part in the Women Leaders Programme, run in conjunction with INSEAD business school.

We also provide mentoring, coaching and sponsorship programmes and have participated in the 30% Club for five years. This provides external support for our senior women, as well as mentoring women from other organisations.

In 2018, 51% of our senior recruits and 33% of internal promotions were women, moves that have helped deliver stronger and more diverse leadership teams. And we are having success in retaining our very best female talent, with turnover of senior women reducing dramatically from 15% in 2013 to just 1.7% in 2018.

3. Creating enablers

To realise our diversity ambitions, we know we must develop enablers to provide a supportive environment for people to thrive. One of the ways we do this is by providing women and other diverse groups with an opportunity to connect, engage and share experiences. At the moment we support 12 women’s networks across the Group that cut across all levels of the organisation, including our Women in BAT UK network, which currently has nearly 400 members.

Complementing these networks, the 12 most senior women in the business have established a panel with the aim of developing and mentoring women, as well as to encourage and support the Group’s leadership on its approach to gender diversity and the way in which talent pipelines are developed and managed.

Our policies and principles*	Summary of areas covered	Key stakeholder groups
Employment Principles	Employment practices, including commitments to diversity, reasonable working hours, family-friendly policies, employee wellbeing, talent, performance and equal opportunities, and fair, clear and competitive remuneration and benefits.	Group employees
Health and Safety Policy	Health, safety and welfare of all employees, other members of our workforce and third-party personnel.	Employees and contractors, suppliers, business partners, farmers
Standards of Business Conduct (SoBC)	Respect in the work place, including promoting equality and diversity, preventing harassment and bullying, and safeguarding employee wellbeing.	Employees and contractors
Group Data Privacy Policy	The manner in which BAT processes personal data about all individuals, including consumers, employees, contractors and employees of suppliers	Employees and contractors, suppliers, business partners, consumers
These policies and procedures are endorsed by our Board and support the effective identification, management and mitigation of risks and issues for our business in these and other areas.

*	Further details of our Group policies and principles can be found at www.bat.com/principles.

BAT Annual Report and Form 20-F 2018	25

Strategic Management

Delivering our strategy continued

In 2018, we launched Parents@BAT – a range of benefits to support new parents employed by Group companies worldwide to balance their home and work lives. This offers significantly better terms than existing legal requirements for over 20,000 of our employees in 26 countries, including a minimum of 16 weeks’ fully paid maternity leave for new mothers and adoptive parents as well as a return-to-work guarantee, flexible working opportunities and an online advice service offering coaching support for all parents whenever they need it.

In many countries, BAT’s support for new parents already goes far beyond these minimum guidelines and local statutory requirements. For example, in the UK, we provide maternity leave with six months’ full pay with a pro rata bonus, statutory pay for three months and a return-to-work guarantee.

Inclusive culture

We can only truly harness the benefits of a diverse workforce if we have an inclusive culture that enables all our employees to flourish regardless of their gender, culture or other differences.

Our Inclusive Leadership and Understanding Bias training workshop is designed to make sure managers not only recognise they may have personal or organisational bias, but that they also understand how to develop inclusive teams and harness the viewpoints of others.

In 2018, we partnered with the International Women’s Day Association on the #PressforProgress campaign. Sponsored by our Management Board, the campaign focused on raising awareness and reinforcing the importance of gender parity. Activities were held across the Group, including inspirational talks from internal and external female leaders and opportunities for individuals to make their own commitments.

Equal opportunities for all

We are committed to providing equal opportunities to all employees. We do not discriminate when making decisions on hiring, promotion or retirement on the grounds of race, colour, gender, age, social class, religion, smoking habits, sexual orientation, politics or disability. We are committed to providing training and development for employees with disabilities.

Employee engagement index

Definition: Results from our ‘Your Voice’ employee opinion survey, carried out in 2017, enabled us to calculate our employee engagement index – a measure that reflects employee satisfaction, advocacy and pride in the organisation. The Group’s next employee opinion survey will take place in 2019.

Objective: To achieve a more positive score than the norm for FMCG companies in our comparator benchmark group.

Our other key performance indicators in this area include:

– Employee retention: In 2018, total turnover of management-grade employees was 1,963, representing 15% of the total management population.

– Diversity: Representation of women in senior management roles increased from 16% in 2016, and 21% in 2017, to 22% in 2018.

Workforce engagement

The Group has a range of well-established workforce engagement channels worldwide to ensure the Board, including through updates provided by management, understands the views of the Group’s workforce across all jurisdictions in which the Group operates.

Group engagement channels include works councils, meetings with the European Employee Council, town hall sessions, global, functional and regional webcasts, and CEO webcasts, implemented at market, business unit, functional and/or regional level as appropriate for the composition of local workforce populations.

Additionally, the Board undertakes a Group market or site visit on an annual basis, including meeting with local employees, and the Executive Directors regularly visit markets and local sites across the Group. We also undertake a Group global employee opinion survey (‘Your Voice’) every two years.

From 1 January 2019, the Group has adopted an enhanced approach to workforce engagement worldwide in order to ensure meaningful and regular dialogue is maintained between the Board and our workforce given its geographical spread, scale and diversity.

In addition to this range of engagement channels, we have implemented new reporting channels to enable regular reporting to the Board on workforce views on key topics at all levels across the Group. Board feedback and associated action planning, as appropriate, is cascaded back to the workforce and the Board is kept updated on progress against identified actions during the year. We will report on these arrangements in our 2019 Annual Report and Form 20-F.

Our Employment Principles

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

All Group companies have committed to our Employment Principles and, through our internal audit processes, are required to demonstrate how these are embedded into the work place.

In addition to our Employment Principles, our Board Diversity Policy specifically applies to our Board and Management Board and is discussed further at page 60.

Rewarding people

Reward is a key pillar in ensuring that we have the right people to drive the business forward. Reward is necessarily local and we strongly support this through global frameworks to ensure leading-edge policies, processes and technology are available to all markets. Base pay rewards core competence relative to skills, experience and contribution to the Group, while annual bonuses, recognition schemes and ad hoc incentives provide the right mix to ensure that high performance is recognised and rewarded. The Long-Term Incentive Plan (LTIP) has been established to make annual awards of free shares to senior managers provided certain challenging long-term performance conditions are met. The LTIP is one element of senior executives’ reward package aiming to align the interests of the Group’s senior managers with those of shareholders. Further information on the Group’s Remuneration Policy for the Executive Directors and the Non-Executive Directors can be found on pages 73 to 113.

26	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

We also offer our UK employees the chance to share in our success via our Sharesave Scheme, Partnership Share Scheme and Share Reward Scheme, and operate several similar schemes for senior management in our Group companies.

Gender pay

In 2018, we began publishing data relating to UK gender pay in line with statutory requirements.

You can learn more about our published data relating to UK gender pay in line with statutory requirements at www.bat.com/genderpayreport

Safe place to work

Operating in challenging environments

Providing a safe working environment for all our employees and contractors is paramount. As a global business, operating in diverse markets including some of the world’s most volatile regions, this can also be challenging.

Safety risks vary across our business. Our manufacturing sites, for example, carry fewer risks, while the vast majority of all Group accidents are in Trade Marketing & Distribution (TM&D), which involves the distribution and sale of our products. We have close to 30,000 vehicles and motorcycles out on the road every day, often in environments with difficult social or economic conditions. Our goods have a high street value, and in a small number of markets this carries high risk of armed robbery and assault. Poor road infrastructure and wide variations in driving standards and behaviour provide further challenges.

Although these challenges will always exist, our goal is zero accidents across the Group. To help achieve this, we have a comprehensive approach based on risk management and assessments, employee training and awareness, and tailored initiatives for specific issues.

In 2017, we implemented a range of initiatives, such as ensuring drivers carry less stock, together with extra security measures for route planning and vehicle tracking. We use in-vehicle ‘telematics’ monitoring systems to analyse driver behaviour data, and use the insights to tailor our training programmes and improve driving skills and hazard perception.

In markets where we have recently introduced motorcycles, we provide training programmes to reduce risk. These provide practical techniques for different road conditions and types of traffic, safe speeds and distances, and how to spot a potential problem and take action to deal with it safely.

We are pleased to say that our actions are producing improvements. Vehicle-related incidents fell in 2018 from 73 to 47, primarily due to a reduction in motorcycle incidents. In particular, we saw a notable reduction in injuries reported across TM&D, down 27%.

Nevertheless, the number of fatalities remained unchanged at 12 in 2018. This was partly a result of changing local conditions, such as increased levels of violence and civil unrest in certain markets where no workforce fatalities had occurred for many years.

We deeply regret this loss of life and the suffering caused to friends, family and colleagues. We liaise closely with the relevant authorities and conduct our own detailed investigations to determine the root cause of each accident, identify any lessons that can be learned and implement action plans, the outcomes of which are reviewed at Board level.

We are making every effort to further address these challenges in 2019, notably through sharing best-practice examples across our regions.

You can read about our Principal Group risk relating to Health and Safety on page 51

Health and Safety Policy

Our Health and Safety Policy recognises the importance of the health, safety and welfare of all our employees and third-party personnel in the conduct of our business operations. We are committed to the prevention of injury and ill-health, and strive for continual improvement in health and safety management and performance. This policy is supported by our Environmental, Health and Safety (EHS) management system, outlined on page 32.

Overall responsibility for Group health and safety is held by the Director, Operations. The Director, Group Talent and Culture, has overall responsibility for all employee and human resources matters.

Our key performance indicators* in this area include:

– Lost Workday Case Incident Rate (LWCIR): There was a decrease in our LWCIR from 0.36 in 2017 to 0.27 in 2018.

 – Lost workday cases (LWC): The number of work-related accidents (including assaults) resulting in injury to employees and to contractors under our direct supervision, causing absence of one shift or more, decreased from 248 in 2017 to 195 in 2018.

– Serious injuries and fatalities: The total number of serious injuries and fatalities to employees and contractors decreased from 78 in 2017 to 53 in 2018.

*	2017 data has been restated to include Health and Safety data for RAI employees and contractors under our direct supervision.

BAT Annual Report and Form 20-F 2018	27

Strategic Management

Delivering our strategy continued

Sustainability

Sustainability is a key pillar of our Group strategy and plays a fundamental role in all aspects of our business.

Our sustainability agenda was developed through a detailed assessment process that identified the three key areas that have the greatest significance to our business and our stakeholders.

–  Harm reduction: we are committed to working to reduce the public health impact of smoking, through offering adult consumers a range of potentially reduced-risk products;

–  Sustainable agriculture and farmer livelihoods: we are committed to advancing sustainable agriculture and working to enable prosperous livelihoods for all farmers who supply our tobacco leaf; and

–  Corporate behaviour: we are committed to operating to the highest standards of corporate conduct and transparency.

Highlights during the year

–  Launch of the new global Anti-Bribery and Corruption Procedure that mandates both pre-contractual and retrospective due diligence for third-party business providers;

–  Implementation of a new set of consolidated International Marketing Principles that combine our standards for all our product categories; and

–  Deployment of a Farmer Sustainability Monitoring tool that identifies and addresses problems in real time.

Read more about our sustainability performance in each area at www.bat.com/sustainabilityreport

Harm reduction

Tobacco harm reduction is about encouraging adult smokers, who wish to continue using tobacco or nicotine products, to switch to potentially lower-risk sources of nicotine as compared to conventional cigarettes. We are committed to working to reduce the public health impact of smoking through offering adult consumers a range of potentially reduced-risk products (PRRPs).

Read about our progress in potentially reduced-risk products on page 21

Cutting-edge science

We are always on the lookout for the next cutting-edge technology that will enable us to provide adult smokers with more advanced, better-performing PRRPs.

We are also highly focused on testing and validating the reduced-risk potential of these products. To this aim, and to complement widely-available third-party science, we have developed a framework of scientific tests to assess the health risks of PRRPs relative to smoking cigarettes.

In 2018, we embarked on one of our most ambitious and large-scale clinical studies, examining risk indicators among adult smokers who continue smoking, switch to glo or stop completely. We expect to publish initial study results in 2019.

We openly share our scientific framework and publish peer-reviewed journal articles. To date, we have published 25 peer-reviewed articles on THPs, 23 on vapour products and six manuscripts that review them jointly. We will also continue presenting at conferences and to government technical advisory committees. In 2018, we presented at 24 scientific conferences and external meetings.

High standards and enabling responsible growth

Following high standards to ensure quality and consumer safety is at the heart of everything we do in the design, development and manufacturing of our products. We would like to see the same approach across the whole industry, so, in 2018, we continued to advocate for, and collaboratively contributed to the development of, consistent national and international standards and proportionate regulation for PRRPs.

This is essential for giving more smokers the assurances they need to support take-up of PRRPs, which can ultimately help to realise potential benefits for public health.

Marketing responsibly

As tobacco consumption presents serious health risks, and nicotine is an addictive substance, we need to ensure that our marketing is aimed only at adult consumers and is not designed to engage or appeal to youth.

To support this we have International Marketing Principles (IMP) in place that are applied consistently everywhere we operate, even when they are stricter than applicable local tobacco laws.

In light of our shift to being a multi-category business, in 2018 we compiled our responsible marketing standards for each of our product categories into one set of principles under our revised IMP, which govern all our product marketing. All Group companies are required to comply with the IMP and compliance is reported and monitored through our Control Navigator process, detailed on page 68.

In 2018, we also launched our revised Youth Access Prevention (YAP) guidelines that now cover all our product categories, and broadened their scope to also include markets where our products are distributed through third parties. It is now also mandatory for all our markets – unless there is a government ban in place – to provide retailers with point-of-sale materials with YAP messaging.

Sustainable agriculture and farmer livelihoods

Tobacco leaf remains at the core of our products, even with the growth of PRRPs, so the farmers who grow it are crucial to the continued success of our business.

We have traceability down to the farm level and centralised management of our tobacco leaf supply chain. This enables an agile, efficient and reliable supply of high-quality tobacco leaf to meet consumer demand, while also enhancing the sustainability of rural communities and agriculture.

In 2018, the Group purchased more than 400,000 tonnes of tobacco leaf:

–	68% from 18 Group leaf operations, which source from over 90,000 farmers; and

–	32% from more than 20 third-party suppliers, which source from over 260,000 farmers.

Read more about Sustainable Agriculture and Farmer Livelihoods at www.bat.com/ sustainabilityreport

Supporting our farmers

Through our global leaf research and development, we develop new and innovative farming technologies and techniques, which are made available to farmers as part of comprehensive agri-support packages.

We have a network of expert field technicians who provide on-the-ground support, technical assistance and capacity building for all our 90,000+ directly contracted farmers, helping them to run successful and profitable farms. Our third-party suppliers provide their own support for all the 260,000+ farmers they source from.

28	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

By supporting farmers in this way, we can help them maximise the potential of their farms and enhance the livelihoods and resilience of rural communities.

They and future generations are then more likely to feel motivated to remain in agriculture, look after the environment and see the value of growing tobacco as part of a diverse range of crops.

Setting standards and driving change

We use the industry-wide Sustainable Tobacco Programme (STP) to conduct due diligence on 100% of our own tobacco leaf operations and third-party suppliers, which covers issues such as safe working conditions, preventing child and forced labour, and environmental protection.

We use the results of the self-assessments and on-site reviews to work with suppliers to drive corrective action and improvements. In the event of any serious or persistent issues, or where suppliers fail to demonstrate a willingness to improve performance, we reserve the right to terminate the business relationship.

We continue to collaborate with the industry to refine this programme, and in 2018 the STP Steering Committee carried out a comprehensive review of the STP’s requirements and outcomes to create more effective processes.

Since implementation in 2016, three rounds of self-assessment have been completed, with 62 independent on-site reviews, covering 100% of our total supply base.

Our ‘Thrive’ programme is based at the farm level and takes a more holistic and collaborative approach to identifying and addressing root causes and long-term challenges, such as rural poverty. It is based on the internationally-recognised ‘five capitals’ framework, with strength in all five demonstrating resilience and enabling farmers and rural communities to prosper.

Since introducing Thrive, we have assessed over 280,000 farmers who supply nearly 90% of our total tobacco leaf purchases. We are now using the results to inform our approach to selecting and developing new partnerships and community-based projects that will have a demonstrably positive impact for farmers and their communities.

Respect for human rights

The Group has a long-standing commitment to respect fundamental human rights, as affirmed by the Universal Declaration of Human Rights.

The most significant challenges for human rights abuses are in our tobacco leaf supply chain which, as with the wider agricultural sector, is recognised by the International Labour Organization to be particularly vulnerable to these issues due to the sheer scale and characteristics, such as large numbers of casual and temporary workers, family labour in small-scale farming and high levels of rural poverty.

Human rights challenges in our non-agricultural supply chain depend on the nature of the sector, the type of goods and services supplied, and the country of operation.

With the majority of our employees working in business areas where we have robust oversight and control, human rights challenges in our own operations are substantially avoided. The challenges that do exist are mitigated by a suite of robust policies, practices and compliance and governance procedures that we have in place across all Group companies.

However, we recognise that we need to continually work to ensure these are effectively applied and that we carefully monitor the situation, particularly in higher-risk countries, such as where regulation or enforcement are weak, or there are high levels of corruption, criminality or unrest.

Our due diligence processes for our business operations and supply chains enable us:

–	to monitor the effectiveness of, and compliance with, our Human Rights Policy commitments under our Standards of Business Conduct (SoBC) and our Supplier Code of Conduct; and

–	to identify, prevent and mitigate human rights challenges, impacts and abuses.

Our key performance indicators in this area focus on the number and results of reviews and audits conducted as part of our due diligence processes for our suppliers and business operations. In 2018:

–  Independent on-site reviews were conducted by an external firm on 26 of our tobacco leaf suppliers;

–  Independent audits were conducted by external firm Intertek on 88 non-agricultural suppliers in 29 countries; and

–  Group business operations in 26 higher-risk countries underwent enhanced due diligence to confirm compliance with applicable Group policies, standards and controls, and to provide details of any additional local measures in place to enhance human rights management.

Safeguarding human rights

With operations and supply chains in many diverse and challenging environments around the world, human rights are particularly important for our business and an area we have long focused on addressing.

In recent years, we have strengthened our approach to further align to the United Nations Guiding Principles on Business and Human Rights (UNGPs).

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

Having established a strong policy base, we have continued to focus in 2018 on enhancing due diligence across our business and supply chains. Because of the nature of agricultural supply chains, the greatest risk of human rights abuses is within our tobacco leaf supply chain; as a result, we have extensive due diligence processes in place, as detailed on page 30.

For our non-agricultural supply chain, we have long had due diligence processes in place for strategic direct product materials suppliers.

However, to more closely align with the UNGPs and to better manage supply chain challenges and opportunities, we expanded the scope in 2016 to include all our direct materials suppliers, as well as strategic indirect suppliers.

All these suppliers are now assessed according to independent human rights indices and those with the highest risk exposure are prioritised for enhanced due diligence.

As a result, 77% of all our strategic global direct materials suppliers have been independently audited in the last three years.

In 2018, a total of 88 non-agricultural suppliers in 29 countries underwent independent on-site audits. As well as directly-contracted tier 1 direct suppliers, these also included 17 tier 2 strategic suppliers (those from whom our directly-contracted suppliers buy) for vapour and tobacco heating products, and eight strategic indirect suppliers of factory machinery and point-of-sale marketing materials in high-risk countries.

Further details of our approach to human rights and our Modern Slavery statement can be found at www.bat.com/msa

BAT Annual Report and Form 20-F 2018	29

Strategic Management

Delivering our strategy continued

Human rights in tobacco growing

Agricultural supply chains are particularly susceptible to issues relating to child labour and, in 2000, as part of our long-running commitment to end the practice within tobacco farming, we became a founding board member of the Eliminating Child Labour in Tobacco Growing (ECLT) Foundation. We remain an active member today, alongside other major tobacco companies and leaf suppliers. ECLT helps to strengthen communities and bring together key stakeholders to develop and implement local and national approaches to tackle child labour.

We provide training and communications to farmers and rural community members to raise awareness of human rights issues, which reached over 134,000 beneficiaries in 2018. As discussed on page 28, we also run on-the-ground projects in farming communities to address root causes, such as rural poverty, in collaboration with local partners.

Our operational standard on child labour prevention was developed with inputs from the ECLT and the International Labour Organization. This complements our long-standing Child Labour Policy and provides detailed guidance regarding our requirements, including the provision of regular training, the conduct of farm monitoring and spot-checks, and the reporting of any incidents of child labour.

Sustainability reporting

Corporate behaviour

Our actions and behaviour impact all areas of our business – which is why corporate behaviour is such an important focus for our long-term sustainability strategy. Our commitment to good corporate behaviour is underpinned by our Group Standards of Business Conduct (SoBC), or localised equivalent, which require every Group company and all staff worldwide, including senior management and the Board, to act with a high degree of business integrity, comply with applicable laws and regulations, and ensure that our standards are not compromised for the sake of results.

Corrupt practices are illegal, cause distortion in markets and harm economic, social and political development, particularly in developing countries. Our SoBC make it clear that it is wholly unacceptable for Group companies, our employees or our business partners to be involved or implicated, in any way, in corrupt practices.

Our SoBC are continually kept under review, are fully aligned with the provisions of key corporate compliance laws including the UK Bribery Act, the US Foreign Corrupt Practices Act, the UK Criminal Finances Act, and are designed to meet the standards of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

In 2018, all employees across the Group completed their annual sign-off of the SoBC, received SoBC-related compliance training and declared any conflicts of interest. Of this, over 26,000 management-grade and office-based employees completed these steps through the online SoBC portal, including completing a tailored online training course focusing on ethical decision making and data security.

Sustainability: Our policies**	Summary of areas covered	Key stakeholder groups
Standards of Business Conduct (SoBC)

Anti-bribery and corruption, conflicts of interest, and entertainment and gifts. Respect for human rights, including prevention of child labour and exploitation of labour, and respect for freedom of association.

Political contributions and charitable contributions.

Financial integrity, accurate accounting and record-keeping, and information security. Anti-illicit trade, competition and anti-trust, anti-money laundering and sanctions compliance. Whistleblowing.

Employees and contractors Governments and regulators Local communities and society
Environment Policy	Our commitments to carrying out our business in an environmentally responsible and sustainable way, including agricultural, manufacturing and distribution operations.	Employees and contractors Suppliers, business partners, and farmers Local communities and society
Principles for Engagement	Our internal standards guiding all engagement activities, underpinning our commitment to corporate transparency.	Employees and contractors Governments and regulators Local communities and society
Supplier Code of Conduct	Standards required of our suppliers worldwide, including business integrity, anti-bribery and corruption, environmental sustainability and respect for human rights (covering equal opportunities and fair treatment, health and safety, prevention of harassment and bullying, child labour and exploitation of labour, and freedom of association).	Suppliers and business partners Employees and contractors Local communities and society
Strategic Framework for Corporate Social Investment	Sets out our Group corporate social investment strategy and a framework for our local operating companies to implement that strategy.	Local communities and society NGOs and development agencies
International Marketing Principles	Our internal standards guiding all marketing activities across all product categories.	Employees and contractors Distributors, retailers, customers
These policies and procedures are endorsed by our Board and support the effective identification, management and mitigation of risks and issues for our business in these and other areas.

**	Further details of our Group policies and principles can be found at www.bat.com/principles

Further details of our Strategic Framework for Corporate Social Investment can be found at www.bat.com/csi

30	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Delivery with integrity

In 2017, we introduced the Group’s updated compliance programme, ‘Delivery with Integrity’, which focused on strengthening and driving a globally-consistent approach to compliance across the Group.

The programme is led by our Business Conduct & Compliance department, reporting directly to the Director, Legal

& External Affairs and General Counsel.

In 2018, this department oversaw the successful deployment of several key initiatives to empower employees and business units across the Group to better identify and mitigate challenges related to key compliance areas such as anti-bribery and anti-corruption (ABAC) laws. To raise awareness of these issues with employees, an e-learning was delivered to a targeted cross-functional global audience selected on the basis of their potential interaction with government officials. Over 2,500 hours of mandatory ABAC training were logged as a result. To complement this, employee webcasts were also hosted for BAT managers across the world.

Additionally, to assist business units in identifying SoBC-related issues (in particular relating to bribery and corruption) in connection with third parties retained by the Group, a new Third-Party Procedure was launched in Q2 2018. This procedure mandates a consistent methodology across the Group for pre-contractual due diligence on prospective third-party business partners, and is complemented by mandatory mitigation packages (such as training and contractual clauses) for medium and high-risk third parties.

This due diligence also provides a retrospective review of third parties with which the Group did business before the Third-Party Procedure came into effect. In addition, given the challenges associated with intermediaries engaged to interface with public officials on the Group’s behalf, the review for these service providers has been conducted centrally, with external input and independent oversight. By August 2019, all relevant third parties with which the Group does business globally will have been reviewed.

Read more about our Group risk factor related to corporate behaviour on page 278

Group Standards of Business Conduct (SoBC)

The SoBC require all staff to act with a high degree of integrity, comply with applicable laws and regulations, and ensure that standards are never compromised for the sake of results.

All Group companies have adopted the SoBC or local equivalent. RAI Companies adopted their localised version of the SoBC with effect from 1 January 2018, and any instances of suspected improper conduct contrary to their localised SoBC, and established breaches, have been reported on an aggregated Group basis from 2018 onwards.

Information on compliance with the SoBC is gathered at a regional and global level and reported to the Regional Audit and CSR Committees, Corporate Audit Committee and to the Audit Committee.

In the year ended 31 December 2018, 266 instances of suspected improper conduct contrary to the SoBC were reported to the Audit Committee (2017: 183).

Of the instances reported, 98 were established as breaches and appropriate action taken (2017: 78). In 99 cases, an investigation found no wrongdoing (2017: 75). In 69 cases, the investigation continued at the year-end (2017: 30), including investigation, through external legal advisers, of allegations of misconduct.

Please refer to page 70 for more information about the Audit Committee’s oversight and monitoring of compliance with the SoBC in 2018.

The SoBC, and information on the total number of incidents reported under it, are available at www.bat.com/sobc.

BAT Group SoBC reported incidents

Year to 31 December 2018

‘Speak Up’ channels

To increase the accessibility of, and strengthen, our long-standing whistleblowing policy and procedures, in early 2018 we launched a new third-party managed ‘Speak Up’ system, which followed from a review of the Group’s existing whistleblowing procedures undertaken in 2017.

The system includes a website available in multiple languages, and local language hotlines for our markets, and enables improved global oversight of all reported issues in real time.

The SoBC also includes the Group’s whistleblowing policy, which enables staff and others to raise concerns, including regarding accounting or auditing matters, in confidence (and anonymously where they wish), without fear of reprisal. The Group’s whistleblowing policy is supplemented by local procedures throughout the Group and at the Group’s London headquarters, providing staff with further guidance on reporting matters and raising concerns, and the channels through which they can do so.

Of the total number of SoBC incidents reported in 2018 set out above, 138 were brought to management’s attention through whistleblowing reports from employees, ex-employees, third parties or unknown individuals reporting anonymously (2017: 131).

Our ‘Speak Up’ channels – www.bat.com/ speakup enable anyone working for, or with, our Group to raise concerns in their local language, in confidence and without fear of reprisal.

BAT Annual Report and Form 20-F 2018	31

Strategic Management

Delivering our strategy continued

CO2e emissions

(in ‘000 tonnes)

Definition: Group Scope 1 and Scope 2 carbon dioxide equivalent (CO2e) emissions

Target: To reduce our Scope 1 and Scope 2 CO2e emissions by 30% by 2030 compared to our 2017 baseline.

Water use

(total water withdrawn in mn metres3)

Definition: Group water use in million cubic metres.

Objective: To reduce water use to 3.38 mn metres3 by 2030, 35% lower than our 2017 baseline.

Recycling

(percentage of waste recycled)

Definition: Total percentage of Group waste re-used or recycled against total waste generated.

Objective: To recycle 95% or more by 2030 in each year.

Read about our Group risk factor relating to environmental laws on page 276
Further details of our approach to our reporting methodology can be found at www.bat.com/corporatebehaviour/scope

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

Each of our Group companies has an EHS Steering Committee, with overall environmental responsibility held by the applicable General Manager or site manager. EHS is also a standing agenda item for management meetings and governance committees at area, regional and global levels. Our governance structures raise awareness of environmental challenges across our business and our aim is to create a consistent approach across our Group to manage them.

The primary environmental focus areas for our business include energy use, carbon dioxide (CO2) emissions, water use and availability, and waste and recycling. In our supply chain, the primary focus areas relate to the environmental impacts of tobacco farming.

Our approach to reducing the environmental impacts of our operations is long established and we have an internal reporting system in place for monitoring Group environmental performance.

During 2018 and following on from our acquisition of Reynolds American Inc. (RAI), we took the opportunity to review our long-term targets to reflect our new operations portfolio. Having undertaken a full analysis of our Scope 1, 2 and 3 carbon emissions we have now established a new 2017 baseline reflective of our enlarged operations and established new long-term targets including a commitment to setting science-based emissions targets.

Our new targets have gained Science-Based Targets initiative (SBTi) formal approval, and we join the ever-growing number of companies that have committed to making significant emissions reductions, in line with the most up-to-date climate science.

Community and social initiatives

As an international business, we play an important role in countries around the world and have built close ties with local communities. We encourage our employees to play an active role both in their local and business communities.

Our charitable contributions policy in our SoBC is supported by the Group Strategic Framework for corporate social investment (CSI), which sets out our Group CSI strategy and how we expect our local operating companies to develop, deliver and monitor community investment programmes within three themes:

–	Sustainable Agriculture and Environment;

–	Empowerment; and

–	Civic Life.

Our Group Head of Sustainability has oversight of the Group CSI Strategy, and Board-level governance is managed through our Audit Committee, which reviews the strategy and an analysis of activities (including investment and alignment to the Group’s priorities) at least once a year.

Our key performance indicator in this area relates to the total amount of money invested in charitable giving and CSI projects. In 2018, the Group invested a total of £14.4 million in cash, and a further £1.2 million in-kind charitable contributions and CSI projects, including £1.04 million given for charitable purposes in the UK. Much of this investment is delivered through partnerships with external stakeholders including communities, NGOs, governments, development agencies, academic institutions, industry associations and peer companies.

*  As we have expanded our Scope 3 reporting to fully align with the Greenhouse Gas (GHG) Protocol, consolidation and verification for 2018 data is ongoing and is not practical to report at this time. The consolidated and verified data will be reported in the 2019 Annual Report and Form 20-F.

Emissions*

	2018	2017

Scope 1 CO2e emissions (’000 tonnes)	415	427
Scope 2 CO2e emissions (’000 tonnes)	426	438
Scope 3 CO2e emissions (’000 tonnes)*	n/a	8,254

Total statutory emissions (Scope 1 and 2 in ’000 tonnes)	841	864

Intensity (tonnes per £ million of revenue)	32.6	34.7

32	BAT Annual Report and Form 20-F 2018

Financial Review	Strategic Report	Governance	Financial Statements	Other Information

Financial performance summary

“A good year of progress in our key financial metrics” Ben Stevens Finance Director

Highlights

–  Group revenue was up 25% or 3.5% on an adjusted, representative basis at constant rates of exchange;

–  Profit from operations increased by 45% or 4.0% on an adjusted, representative basis at constant rates of exchange;

–  Diluted earnings per share fell 86%. Adjusted diluted earnings per share up 5.2% or 11.8% at constant rates;

–  Dividend per share up 4.0% at 203.0p;

–  Net cash generated from operating activities up 93%;

–  Cash conversion at 111%.

Non-GAAP measures

In the reporting of financial information, the Group uses certain measures that are not defined by IFRS, the generally accepted accounting principles (GAAP) under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted revenue from the Strategic Portfolio, adjusted profit from operations and adjusted diluted earnings per share. Adjusting items are significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. As an additional measure to indicate the results of the Group before the impact of exchange rates on the Group’s results, the movement in adjusted revenue, adjusted revenue from the Strategic Portfolio, adjusted profit from operations and adjusted diluted earnings per share are shown at constant rates of exchange. The Group also includes, where appropriate, measures termed ‘representative’ or ‘organic’ to provide the user with the Group’s performance without the potentially distorting effects of acquisitions, particularly RAI. These non-GAAP measures are explained on pages 258 to 266.

Revenue

Revenue

(£m)

Definition: Revenue recognised, net of duty, excise and other taxes.

In 2018, revenue includes £17,257 million of revenue from the Strategic Portfolio, an increase of 49% on 2017 (on a reported and representative basis).

In 2018, revenue was £24,492 million, an increase of 25.2% on 2017 (2017: £19,564 million, up 38.5% on 2016). The revenue growth in both years was mainly due to the inclusion of RAI as a wholly-owned subsidiary from the acquisition date, with 2018, 2017 and 2016 including 12 months, approximately five months and nil months of revenue from RAI respectively. Revenue was also up, driven by price mix of 6% (on the combustible brands) and the growth of the PRRP portfolio. Revenue was affected by the sale of products bought in on short-term contract manufacturing arrangements inclusive of excise. Revenue was also affected by the movements of foreign exchange on our reported results which was a headwind in 2018 of approximately 6%, compared to a tailwind of 4% in 2017.

Change in adjusted revenue

at constant rates (%)

Definition: Change in revenue before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

After adjusting for the revenue from acquisitions, including RAI, the short-term uplift to revenue due to the treatment of excise on bought-in goods and the effect of exchange on the reported result, on a representative, constant currency basis, adjusted revenue was up by 3.5% (2017: 3.0% on an adjusted organic basis) as pricing and the growth in THP, vapour and modern oral more than offset the decline in combustible volume on a representative basis (2017: down 2.6% on an organic basis).

Reconciliation of revenue to adjusted revenue at constant rates

		2018			2017	2016

	£m	Change %	£m	£m	Change %	£m

		(vs 2017 Rep)	Repres	Organic	(vs 2016 Org)	£m

Revenue	24,492	+25%	19,564	19,564	+39%	14,130
Adjusting items	(180)	–	(258)	(258)	–	–
Add/(subtract) impact of acquisition (for representative/organic calculation)	–	–	5,577	(4,050)	–	–
Adjusted revenue	24,312	-2.3%	24,883	15,256	+8%	14,130

Impact of exchange	1,448	–		(700)	–

Adjusted revenue at constant rates	25,760	+3.5%		14,556	+3%

BAT Annual Report and Form 20-F 2018	33

Financial Review

Income statement

Adjusted revenue growth from the Strategic Portfolio
Change in adjusted revenue from the
Strategic Portfolio at constant rates (%)

Definition: Change in revenue from the Strategic Portfolio before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

This measure was introduced in 2018, with no comparators provided.

Reconciliation of revenue to adjusted revenue at constant rates of exchange, by product category

	2018 £m	Adjusting items £m	Impact of exchange £m	Adjusted at constant 2018 £m	Adjusted at constant vs 2017%	Adjusted at constant vs 2017 repres %	2017 £m	Acquisitions £m	2017 repres £m
Strategic Portfolio comprises:
Combustible portfolio	15,457	–	816	16,273	+50.1%	+5.7%	10,842	4,553	15,395
Potentially reduced-risk products (PRRPs)
Vapour	318	–	7	325	+93.5%	+26.0%	168	90	258
THP	565	–	11	576	+185.1%	+183.7%	202	1	203
NGP	883	–	18	901	+143.5%	+95.4%	370	91	461
Modern Oral	34	–	2	36	+140.0%	+140.0%	15	–	15
Traditional Oral	883	–	33	916	+136.7%	+9.0%	387	453	840
Oral	917	–	35	952	+136.8%	+11.3%	402	453	855

Total PRRPs	1,800	–	53	1,853	+140.0%	+40.8%	772	544	1,316
Strategic Portfolio	17,257	–	869	18,126	+56.1%	+8.5%	11,614	5,097	16,711
Other	7,235	(180)	579	7,634	-0.8%	-6.6%	7,692	480	8,172

Revenue	24,492	(180)	1,448	25,760	+33.4%	+3.5%	19,306	5,577	24,883

Revenue from the Strategic Portfolio and adjusted revenue from the Strategic Portfolio grew by 49% at current rates and by over 56% at constant rates, benefiting from the acquired brands from RAI in 2017. On a representative basis this was a growth of 8.5% at constant rates.

This performance was driven by the strategic combustible brands, up 43% or 50% at constant rates of exchange, or 5.7% on a constant rate, representative basis, due to the volume performance described on pages 20 and 21 and pricing across the major markets.

PRRP revenue grew 133% in total, to £1,800 million (2017: £772 million). Adjusting for the enhancement from the acquisitions and the impact of foreign exchange, this was an increase of 41%, largely due to THP and vapour (together delivering £901 million on an adjusted, representative, constant currency basis).

Vapour grew to £318 million from £168 million in 2017, an increase of over 26% to £325 million on an adjusted constant currency, representative basis), with THP (up over 180% to £565 million or £576 million at constant rates of exchange).

Also included in PRRP are traditional oral, delivering revenue of £883 million, an increase of 9% to £916 million on an adjusted constant currency, representative basis, and modern oral, (increasing adjusted revenue by 140% to £36 million at constant rates of exchange).

THP growth was due to an increase in consumables volume of 217% to 7 billion, largely in Japan as described on page 21.

The 26% representative, constant currency growth in vapour revenue was supported by a 35% increase (on a representative basis) in consumable volume with growth in the world’s three largest vapour markets (US, UK and France), as discussed on page 21.

The increase in revenue was despite the impact of the product recall in the US.

Modern oral adjusted revenue increased, up 140% at £36 million on a constant currency, representative basis, due to the growth of EPOK and Lyft, notably in the Nordics and Switzerland.

Traditional oral grew adjusted revenue by 9% on a representative, constant rate basis, as a 2.3% volume decline in the US, partly due to the impact in the prior period of a competitor product recall which positively affected volume in 2017, was more than offset by pricing.

34	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Profit from operations

Profit from operations

(£m)

Definition: Profit for the year before the impact of net finance costs/income, share of post-tax results of associates and joint ventures and taxation on ordinary activities.

Profit from operations grew by 45.2% to £9,313 million and by 37.8% to £6,412 million in 2017. This was driven by the inclusion of RAI mid-way through 2017, and the improved revenue in 2018 and 2017 as described earlier, partly offset by:

Raw materials and other consumables costs increased by 3.2% to £4,664 million in 2018, and by 19.7% to £4,520 million in 2017, mainly due to the higher volume following the acquisition in 2017 of RAI as well as an increase in THP volume. 2017 included a charge of £465 million related to the purchase price allocation adjustment to inventory which did not repeat in 2018.

Employee benefit costs increased by £326 million or 12.2% to £3,005 million in 2018 and by £405 million to £2,679 million in 2017. The movement was largely due to the acquisition of RAI in 2017.

Depreciation, amortisation and impairment costs increased by £136 million to £1,038 million in 2018 and by £295 million to £902 million in 2017.

This includes the amortisation and impairment charges of £377 million (2017: £383 million, 2016: £149 million) largely related to the trademarks and similar intangibles capitalised following the acquisitions (including RAI, TDR and Skandinavisk Tobakskompagni A/S (ST)). The charge in 2018 includes the full year effect of RAI, with depreciation increasing in 2017 due to the higher depreciation charges following the consolidation of RAI in that year. 2018 was a lower charge than 2017, as 2017 included the impairment of trademarks acquired in Europe and North Africa (ENA) and migrated to the Group’s Strategic Portfolio, more than offsetting the full year effect of the amortisation of trademarks acquired as part of RAI.

Other operating expenses increased by £1,986 million to £6,668 million in 2018 (2017 up by £1,645 million) mainly due to the consolidation of RAI, including charges in relation to the Master Settlement Agreement.

Expenditure on research and development was £258 million in 2018 (2017: £191 million, 2016: £144 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Included in profit from operations are a number of adjusting items related to restructuring and integration costs and one-off charges, provisions and income. Adjusted items are defined in note 1 in the Notes on the Accounts.

Total adjusting items were £1,034 million in 2018 (2017: £1,517 million, 2016: £825 million), including the charges related to trademark amortisation and impairment (discussed above), and £363 million (2017: £600 million, 2016: £603 million) of restructuring and integration costs.

Change in adjusted profit from operations at constant rates (%)

Definition: Change in profit from operations before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

These restructuring and integration costs relate to the implementation of the new operating model, integration costs associated with the acquisition of RAI and factory rationalisations (in Germany, Russia and in Asia-Pacific and Middle East (APME)), the £110 million impairment of assets following the accounting revaluation in Venezuela (related to hyperinflationary accounting) and £178 million charge due to Engle in the US. Adjusting items in 2017 also included the release of the purchase price allocation adjustment to inventory (£465 million) and the impairment of certain assets related to Agrokor in Croatia.

We call the underlying profit before these items ‘adjusted profit from operations’.

In 2018, adjusted profit from operations at constant rates grew by 38% to £10,924 million, largely driven by the full year effect of RAI on the Group’s performance. On a representative basis, adjusted profit from operations at constant rates increased by 4.0%. This compares to an organic, constant rate, growth in 2017 of 3.7%, with the growth driven by the improved revenue as pricing combined with the continued management of the cost base more than offset the impact of lower volume.

Analysis of profit from operations, net finance costs and results from associates and joint ventures

					2018					2017

	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items £m	Adjusted £m	Uplift to include acq £m	Adjusted repres £m
Profit from operations
US	4,006	505	4,511	175	4,686	1,165	763	1,928	2,502	4,430
APME	1,858	90	1,948	151	2,099	1,902	147	2,049	25	2,074
AmSSA	1,544	194	1,738	184	1,922	1,648	134	1,782	22	1,804
ENA	1,905	245	2,150	67	2,217	1,697	473	2,170	29	2,199
Total regions	9,313	1,034	10,347	577	10,924	6,412	1,517	7,929	2,578	10,507
Net finance costs	(1,381)	(4)	(1,385)	(30)	(1,415)	(1,094)	205	(889)
Associates and joint ventures	419	(32)	387	33	420	24,209	(23,197)	1,012
Profit before tax	8,351	998	9,349	580	9,929	29,527	(21,475)	8,052

BAT Annual Report and Form 20-F 2018	35

Financial Review

Income statement continued

Operating margin

Operating margin

(%)

Definition: Profit from operations as a percentage of revenue.

Operating margin in 2018 was ahead of 2017 by over 500 bps to 38.0%, as the Group’s performance and the full year impact of RAI more than offset the increased spend related to the PRRP portfolio, restructuring and integration costs incurred. 2017 (down 10 bps to 32.8% against 2016) was affected by the purchase price allocation adjustments arising as part of the RAI acquisition, including the £465 million uplift to inventory, dilutive effects of excise on bought-in goods and higher investment in PRRP.

In 2018, adjusted operating margin grew by 150 bps largely due to the full year effect of RAI. On a representative basis, this was an increase of 40 bps as the impact of pricing more than offset the investment into PRRP and inflation on the cost base.

In 2017, adjusted operating margin increased by 230 bps as the inclusion of RAI, the growth in adjusted organic revenue (driven in part by pricing) and ongoing cost savings (including the US$70 million of synergies achieved), more than offset the impact of inflation and transactional foreign exchange. Adjusted organic operating margin increased by 40 bps in 2017.

Adjusted operating margin

(%)

Definition: Adjusted profit from operations as a percentage of adjusted revenue.

Net finance costs

In 2018, net finance costs increased by £287 million to £1,381 million, largely due to the full year effect of servicing a higher level of debt following the acquisition of RAI. In 2017, net finance costs increased by £457 million to £1,094 million, largely due to the additional financing, including pre-financing charges of £153 million, required to acquire RAI and the finance costs associated with the RAI debt now consolidated within the Group.

In both 2018 and 2017, the Group recognised interest of £25 million in relation to FII GLO.

In 2018, the Group also recognised a monetary gain arising from the revaluation of the Group’s operations in Venezuela in line with hyperinflation (£45 million), which has been treated as an adjusting item.

Before the impact of adjusting charges related to FII GLO, the monetary gain in Venezuela, the 2017 pre-financing noted above and the translation impact of foreign exchange, adjusted net finance costs were 59.2% higher in 2018, with 2017 up 57.5% on 2016.

The Group’s average cost of debt in 2018 was 3.0%, ahead of 3.3% achieved in 2017 (2016: 3.1%).

Associates and joint ventures

Associates in 2018 largely comprised the Group’s shareholding in its Indian associate, ITC. The Group’s share of post-tax results of associates and joint ventures, included at the pre-tax level under IFRS, declined 98% to £419 million (2017 up £21,982 million on 2016, to £24,209 million) as the prior period included the results of RAI prior to the acquisition, after which it was consolidated as a wholly-owned subsidiary. Also in 2017, the Group recognised a gain of £23,288 million, which arose as the Group was deemed, under IFRS, to have disposed of RAI as an associate in that period.

Excluding the effect of the gain noted above and other adjusting items, the Group’s share of associates and joint ventures on an adjusted, constant currency basis was 58.5% lower in 2018 at £420 million as the Group ceased to recognise the results of RAI as an associate, while the Group’s share of ITC’s post-tax results grew by 8.0%. In 2017, the Group’s share of results of associates and joint ventures on an adjusted constant currency basis fell to £951 million, a decline of 28.3% due to RAI’s contribution as an associate for only part of the year, while the Group’s share of ITC’s post-tax results grew by 16.7%.

Analysis of profit from operations, net finance costs and results from associates and joint ventures

							2017			2016
	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Impact of acquisitions £m	Adjusted organic at CC £m	Reported £m	Adjusting items £m	Adjusted £m
Profit from operations
US	1,165	763	1,928	(101)	1,827	(1,827)	–	–	–	–
APME	1,902	147	2,049	(87)	1,962	(31)	1,931	1,774	198	1,972
AmSSA	1,648	134	1,782	17	1,799	(27)	1,772	1,422	262	1,684
ENA	1,697	473	2,170	(153)	2,017	(36)	1,981	1,479	345	1,824
Total regions	6,412	1,517	7,929	(324)	7,605	(1,921)	5,684	4,675	805	5,480
Non-tobacco litigation:
Fox River/Flintkote	–	–	–	–	–			(20)	20	–
Profit from operations	6,412	1,517	7,929	(324)	7,605			4,655	825	5,480
Net finance (costs)/income	(1,094)	205	(889)	56	(833)			(637)	108	(529)
Associates and joint ventures	24,209	(23,197)	1,012	(61)	951			2,227	(900)	1,327
Profit before tax	29,527	(21,475)	8,052	(329)	7,723			6,245	33	6,278

36	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Tax

In 2018, the tax charge in the Income Statement was £2,141 million, against a credit of £8,129 million in 2017 and a charge of £1,406 million in 2016. The 2017 credit was largely due to the impact of the change in tax rates in the US which led to a credit of £9.6 billion related to the revaluation of deferred tax liabilities arising on the acquired net assets of RAI, and described below. The tax rates in the Income Statement are therefore a charge of 25.6% in 2018, against a credit of 27.5% in 2017 and a charge of 22.5% in 2016. These are also affected by the inclusion of adjusting items described earlier and the associates and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding these items and the deferred tax credit in 2017, the underlying tax rate for subsidiaries was 26.4% in 2018, 29.7% in 2017 and 29.8% in 2016. See the section Non-GAAP measures on page 262 for the computation of underlying tax rate for the periods presented.

Tax strategy

The Group’s global tax strategy is reviewed regularly by the Board. The operation of the strategy is managed by the Finance Director and Group Head of Tax with the Group’s tax position reported to the Audit Committee on a regular basis. The Board considers tax risks that may arise as a result of our business operations. In summary, the strategy includes:

–	complying with all applicable laws and regulations in countries in which we operate;

–	being open and transparent with tax authorities and operating to build mature professional relationships;

–	supporting the business strategy of the Group by undertaking efficient management of our tax affairs in line with the Group’s commercial activity;

–	transacting on an arm’s-length basis for exchanges of goods and services between companies within the Group; and

–	engaging in pro-active discussions with tax authorities on occasions of differing legal interpretation.

The publication of this strategy is considered to constitute compliance with the duty under paragraph 16(2) Schedule 19 Part 2 of the UK Finance Act 2016.

The taxation on ordinary activities for 2018 was a charge of £2.1 billion, while 2017 was a credit of £8.1 billion and 2016 was a charge of £1.4 billion. Corporation tax paid (due to the timing of corporation tax instalment payments which straddle different financial years) was £1.9 billion (2017: £1.7 billion, 2016: £1.2 billion).

Our tax footprint extends beyond corporation tax, including significant payment of employment taxes and other indirect taxes including customs and import duties. The Group also collects taxes on behalf of governments (including tobacco excise, employee taxes, VAT and other sales taxes). The total tax paid in 2018 of £39.9 billion (2017: £37.4 billion, 2016: £33.2 billion) therefore consists of both taxes borne and taxes collected as shown in the table provided.

In addition to the major taxes, there are a host of other taxes the Group bears and collects such as transport taxes, energy and environmental taxes, and banking and insurance taxes.

In 2017, as part of the acquisition of RAI, the Group acquired the assets and liabilities of the RAI Companies. These are required to be fair valued at the date of acquisition. The fair value of the net assets acquired created a deferred tax liability, valued at the prevailing rate of corporation tax at the date of acquisition, being 25 July 2017. Subsequently, on 22 December 2017, the US federal corporate tax rate was changed to 21%, effective from 1 January 2018. This revised rate was used to revalue the deferred tax liability at the balance sheet date, reducing the liability and providing a credit to the income statement in 2017 of £9.6 billion. Due to the scale of the impact, this credit was treated as an adjusting item in that period.

Major taxes paid 2018

(£bn)

Major taxes paid

	2018	2017
	£bn	£bn

Tobacco excise (collected)	31.1	29.0
Net VAT and other sales
taxes (collected)	5.9	5.9
Corporation tax (borne)	1.9	1.7
Customs and import duties
(borne)	0.3	0.2
Taxes paid by employee
(collected)	0.5	0.4
Employment taxes (borne)	0.2	0.2

	39.9	37.4

The movements in deferred tax, taken through other comprehensive income, mainly relate to the change in the valuation of retirement benefits in the year, as disclosed in note 13 in the Notes on the Accounts.

Where resolution is not possible, tax disputes may proceed to litigation. The Group seeks to establish strong technical tax positions. Where legislative uncertainty exists, resulting in differing interpretations, the Group seeks to establish that its position would be more likely than not to prevail. Transactions between Group subsidiaries are conducted on arm’s-length terms in accordance with appropriate transfer pricing rules and OECD principles.

The tax strategy outlined above is applicable to all Group companies, including the UK Group companies; reference to tax authorities includes HMRC.

Deferred tax asset/(liability)
	2018 £m	2017 £m	2016 £m
Opening balance	(16,796)	(216)	(237)
Difference on exchange	(1,011)	852	(39)
Recognised on acquisition of RAI	–	(27,065)	–
Impact of US tax reforms	–	9,620	–
Changes in tax rates	70	–	–
Other (charges)/credits to the income statement	304	152	(4)
Other (charges)/credits to other comprehensive income	(7)	(133)	70
Other movements	8	(6)	(6)
Closing balance	(17,432)	(16,796)	(216)

BAT Annual Report and Form 20-F 2018	37

Financial Review

Income statement continued

Diluted earnings per share (EPS) (p)

Definition: Profit attributable to owners of BAT p.l.c. over weighted average number of shares outstanding, including the effects of all dilutive potential ordinary shares.

Change in adjusted diluted EPS (%)

Definition: Change in diluted earnings per share before the impact of adjusting items.

Change in adjusted diluted EPS at constant rates (%)

Definition: Change in diluted earnings per share before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

Earnings per share

Profit for the year was £6,210 million, an 84% decline compared to £37,656 million (up 678% on 2016), largely due to accounting gains related to the acquisition of RAI and the deferred tax credit arising from the US tax reform, which both arose in the prior year. Consequently, and after accounting for the movement in non-controlling interests in the year, basic earnings per share were 86% lower at 264.0p (2017: 1,833.9p, 2016: 250.2p). After accounting for the dilutive effect of employee share schemes, diluted earnings per share were 263.2p, 86% lower than 2017 (2017: 1,827.6p, 2016: 249.2p).

Earnings per share are impacted by the adjusting items discussed above. Adjusted diluted EPS, as calculated in note 7 in the Notes on the Accounts, were up against the prior year by 5.2% at 296.7p, with 2017 ahead of 2016 by 14.0% at 282.1p. Adjusted diluted EPS at constant rates would have been 11.8% ahead of 2017 at 315.5p, with 2017 up 9.1% against 2016.

Dividends

On 26 April 2017, the Group announced its move to quarterly dividends with effect from 1 January 2018. Quarterly dividends provide shareholders with a more regular flow of dividend income and allow the Company to spread its substantial dividend payments more evenly over the year. The dividends align better with the cash flow generation of the Group and so enable the Company to fund the payments more efficiently.

The Board has declared an interim dividend of 203.0p per ordinary share of 25p, payable in four equal quarterly instalments of 50.75p per ordinary share in May 2019, August 2019, November 2019 and February 2020. This represents an increase of 4.0% on 2017, (2017: 195.2p per share), and a payout ratio, on 2018 adjusted diluted earnings per share, of 68.4%.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates.

Under IFRS, the dividend is recognised in the year that it is declared or, if required, approved by shareholders. Therefore, the 2018 accounts reflect the interim dividend declared by the Board in February 2018, of 195.2p per ordinary share, payable in four equal instalments of 48.8p per ordinary share in May 2018, August 2018 and November 2018 and February 2019, in total amounting to 195.2p (£4,463 million), against 218.2p (£4,465 million) in 2017. The total dividend recognised in 2018 and 2017 were comparable despite the increase in dividend per share noted earlier and the increased share capital. This was because, in December 2017, the Group declared an additional interim payment of 43.6p per share as part of the transition to quarterly dividends, to ensure that shareholders receive the equivalent cash amount in both years as they would have under the previous payment policy. Further details of the total amounts of dividends paid in 2018 (with 2017 comparatives) are given in note 8 in the Notes on the Accounts.

Dividends are declared and payable in sterling except for those shareholders on the branch register in South Africa, where dividends are payable in rand. The equivalent dividends receivable by holders of ADSs in US dollars are calculated based on the exchange rate on the applicable payment date.

Further details of the quarterly dividends and key dates are set out under ‘Shareholder information’ on pages 298 and 299.

38	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Treasury and cash flow

Treasury, liquidity and capital structure

The Treasury Function is responsible for raising finance for the Group and managing the Group’s cash resources and the financial risks arising from underlying operations. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the Group. Such instruments are only used if they relate to an underlying exposure; speculative transactions are expressly forbidden under the Group’s treasury policy. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury Function. See note 23 in the Notes on the Accounts for further detail.

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2018, the average centrally managed debt maturity was 8.8 years (2017: 9.2 years, 2016: 8.2 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.4% (2017: 13.2%, 2016: 18.1%).

The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of 4.5 times. The Group targets a gross interest cover, as calculated under its key central banking facilities, of greater than 5 times. For 2018, it was 7.2 times (2017: 7.8 times, 2016: 12.2 times).

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 31 December 2018, the relevant ratios of floating to fixed rate borrowings were 21:79 (2017: 19:81, 2016: 15:85) on a net basis.

As part of the management of liquidity, funding and interest rate risk the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

In addition, the Group has evaluated its floating rate debt maturing after 2021 in connection with the potential discontinuation of LIBOR after 2021 as a result of the UK Financial Conduct Authority’s announcement on 27 July 2017. The Group believes that its contracts with interest rates based on LIBOR adequately provide for alternate calculations of interest in the event that LIBOR is unavailable.

Although these alternative calculations may cause an administrative burden, the Group does not believe that it would materially adversely affect the Group or its ability to manage its interest rate risk.

The Group continues to maintain investment-grade credit ratings*, with ratings from Moody’s/S&P at Baa2 (stable outlook)/ BBB+ (stable outlook), respectively, with a medium-term rating target of Baa1/BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. All contractual borrowing covenants have been met and these covenants are not expected to inhibit the Group’s operations or funding plans.

In 2017, the Group replaced the existing £3 billion revolving credit facility maturing in 2021 with a new two-tranche £6 billion revolving credit facility. This consists of a £3 billion 364-day revolving credit facility (with a one-year extension, that was exercised in July 2018, and a one-year term-out option), and a £3 billion revolving credit facility maturing in 2021. In 2017, the Group also increased the EMTN programme from £15 billion to £25 billion and increased its US and European commercial paper programmes from US$3 billion to US$4 billion and from £1 billion to £3 billion, respectively, to accommodate the liquidity needs of the enlarged Group. At 31 December 2018, the revolving credit facility was undrawn (2017: £600 million drawn) with £536 million of commercial paper outstanding (2017: £1.2 billion, 2016: £254 million). The increase in the short-term funding requirement in 2017 was due to the timing of the payment of the 2017 Master Settlement Agreement (MSA) liability.

Management believes that the Group has sufficient working capital for present requirements, taking into account the amounts of undrawn borrowing facilities and levels of cash and cash equivalents, and the ongoing ability to generate cash.

On 25 July 2017, British American Tobacco p.l.c. acceded as guarantor under the indentures of its indirect wholly-owned subsidiaries RAI and R.J. Reynolds Tobacco Company. The securities issued under these indentures include approximately US$12.2 billion aggregate principal amount of unsecured RAI debt securities and approximately US$231 million aggregate principal amount of unsecured R.J. Reynolds Tobacco Company debt securities.

Cash flow

Net cash generated from operating activities

In 2018, net cash generated from operating activities increased by £4,948 million to £10,295 million, principally due to the full year effect from RAI, compared to approximately five months’ contribution to 2017, the timing of payments related to the MSA in the US and an increase in debtor factoring by approximately £300 million. These more than offset a reduction in dividends from associates following the acquisition of RAI. Other movements include:

–	the increase in inventory in 2018 was predominantly related to the timing of leaf purchases and inventory movements in Romania, Turkey and Russia;

–	the increase in trade and other payables was driven by higher excise payables which are impacted by the timing of inventory movements in the supply chain; and

–	the final quarterly payments in relation to the Quebec class-action in 2017.

Net cash generated from operating activities increased in 2017 by £737 million (or 16.0%) largely due to the cash generated by RAI from 25 July 2017, the profit from operations earned in the period from the rest of the Group (as discussed on pages 44 to 47) and a reduction in inventories. This more than offset an increase in receivables, a reduction in trade and other payables, the payment of the 2017 liability related to the MSA in the US and the final quarterly payments in relation to the Quebec class-action.

Net cash used in investing activities

In 2018, net cash used in investing activities declined by £17,523 million to £1,021 million (2017: £18,544 million, 2016: £640 million) as 2017 included the acquisition of the shares in RAI not already owned by the Group.

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing software and IT systems). In 2018, the Group invested £883 million, an increase of 2.4% on the prior year (2017: £862 million, 2016: £652 million). The Group expects gross capital expenditure in 2019 of £872 million, mainly related to the ongoing investment in the Group’s operational infrastructure including the expansion of PRRPs.

*

A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

BAT Annual Report and Form 20-F 2018	39

Financial Review

Treasury and cash flow continued

Summary cash flow

	2018	2017	2016
	£m	£m	£m
Cash generated from operations	11,972	6,119	4,893
Dividends received from associates	214	903	962
Tax paid	(1,891)	(1,675)	(1,245)
Net cash generated from operating activities	10,295	5,347	4,610
Net cash used in investing activities	(1,021)	(18,544)	(640)
Net cash (used in)/from financing activities	(9,630)	14,759	(4,229)
Differences on exchange	(138)	(391)	180
(Decrease)/increase in net cash and cash equivalents	(494)	1,171	(79)

Net cash used in financing activities

Net cash used in financing activities was an outflow of £9,630 million in 2018 (2017: £14,759 million inflow). The 2018 outflow was mainly due to the payment of a €0.4 billion bond (in March 2018) and three bonds totalling US$2.5 billion (in June 2018) at maturity, the repayment of £0.6 billion, under the revolving credit facility and £1.2 billion of commercial paper outstanding in each case at 31 December 2017.

The 2018 outflow also included the higher dividend payment of £4,347 million (2017: £3,465 million, 2016: £2,910 million) due to the higher dividend per share and the increase in share capital.

The inflow in 2017 noted above, was principally due to the debt taken on related to the acquisition of RAI.

Eight series of US$ denominated unregistered bonds totalling US$17.25 billion were issued in August 2017 pursuant to Rule 144A with registration rights, whereby the Group committed to investors that the bonds would be exchangeable for registered notes. In October 2018, investors were offered to exchange their unregistered bonds for registered bonds in line with the registration rights. The exchange offer was completed in November 2018 with 99.7% of the bonds exchanged.

In March and April 2017, the Group arranged short-term bilateral facilities with some of its core banks for a total of approximately £1.6 billion. In June 2017, a €1,250 million bond and a US$600 million bond were repaid at maturity. In August 2017, the Group paid on maturity a US$500 million bond.

In July 2017, following the shareholder approvals of the acquisition of RAI, the Group used its US$25 billion acquisition facility provided by a syndicate of relationship banks comprising US$15 billion and US$5 billion bridge facilities with one- and two-year maturities, respectively. In addition, the acquisition facility included two US$2.5 billion term loans with maturity in 2020 and 2022. In August 2017, the bridge facilities were refinanced in the US and European capital markets.

During 2017, four series of bonds were issued pursuant to the EMTN programme and comprised a £450 million bond maturing in August 2025 and three euro-denominated bonds totalling €3.1 billion comprising a €1.1 billion bond maturing in August 2021, a €750 million bond maturing in November 2023 and a €1.25 billion bond maturing in January 2030.

Cash flow conversion

The conversion of profit from operations to net cash generated from operating activities may indicate the Group’s ability to generate cash from the profits earned. Based upon net cash generated from operating activities, the Group’s conversion rate increased from 83% to 111% in 2018. This was largely due to the timing of the payment for the MSA in December 2017, the costs associated with the acquisition of RAI and other adjusting items.

40	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Borrowings and net debt

Total borrowings decreased to £47,509 million in 2018 (2017: £49,450 million) as the Group repaid, on maturity, a €400 million bond in March 2018 and three bonds totalling US$2,500 million in June 2018. The increase in 2017 (2016: £19,495 million) was largely due to the US$25 billion debt raised in connection with the acquisition of RAI and the consolidation of RAI’s debt on acquisition.

Total borrowings includes £944 million (31 December 2017: £947 million) in respect of the purchase price adjustments related to the acquisition of RAI.

As discussed on page 39, the Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

Net debt is a non-GAAP measure and is defined as total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments.

Net debt, at 31 December 2018, was £44,351 million (2017: £45,571 million; 2016: £16,767 million), with the movement in net debt largely due to the repayment of the outstanding bonds described earlier.

The movement in net debt includes dividends paid to owners of the parent of £4,347 million (2017: £3,465 million) and other cash items including investments made, notably in 2017 related to the additional borrowings in relation to RAI.

Also impacting carrying value of net debt at the balance sheet date are non-cash movements including, in 2017, the consolidation of RAI’s net debt (£9,915 million) as part of the acquisition, and in 2018, a negative translational foreign exchange headwind due to the movement in sterling against the reporting currencies, largely US dollar, of £1,963 million (2017: £1,268 million tailwind).

Adjusted net debt to adjusted EBITDA

The Group uses adjusted net debt to adjusted EBITDA, as defined on page 266, to assess its level of adjusted net debt in comparison to the earnings generated by the Group. This is deemed by management to reflect the Group’s ability to service and repay borrowings. In 2018, the ratio of adjusted net debt to adjusted EBITDA was 4.0 times, representing an improvement from 5.3 times at the end of 2017. The increase in 2017 from 2.9 times in 2016 was due to the additional adjusted net debt arising as part of the acquisition of RAI in 2017, while 2017 only included five months of RAI contribution to adjusted EBITDA.

The Group’s adjusted net debt to adjusted EBITDA ratio is subject to the fluctuations in the foreign exchange market by virtue of the Group’s foreign currency denominated earnings and the exposure of the debt portfolio to, predominantly, the US dollar. In 2018, the US dollar appreciated against sterling comparing the reporting date of 31 December 2018 with 31 December 2017. This increased the sterling value of adjusted net debt by £1,694 million.

However, the Group incurred a headwind on the foreign denominated earnings of approximately 7%, leading to a reduction in adjusted EBITDA of £590 million, compared to the 2017 average exchange rates. These headwinds impacted the adjusted net debt to adjusted EBITDA ratio by approximately 0.4 times, and the ratio would have been 3.6 times on a constant rate basis.

Refer to page 266 for a full reconciliation from borrowings to adjusted net debt, profit for the year to adjusted EBITDA and the ratio of adjusted net debt to adjusted EBITDA, at both current and constant rates of exchange.

Retirement benefit schemes

The Group’s subsidiaries operate over 190 retirement benefit arrangements worldwide. The majority of the scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The present total value of funded scheme liabilities as at 31 December 2018 was £11,317 million (2017: £11,868 million; 2016: £7,155 million), while unfunded scheme liabilities amounted to £1,106 million (2017: £1,157 million; 2016: £476 million). The schemes’ assets increased from £7,278 million in 2016 to £12,350 million in 2017 and declined to £11,925 million in 2018. After excluding unrecognised scheme surpluses of £20 million (2017: £23 million; 2016: £18 million), the overall net liability for all pension and healthcare schemes in Group subsidiaries amounted to £518 million at the end of 2018, compared to £698 million at the end of 2017 (2016: £371 million). Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments.

Litigation and settlements

As discussed in note 28 in the Notes on the Accounts, various legal proceedings or claims are pending or may be instituted against the Group.

Government activity

The marketing, sale, taxation and use of tobacco products have been subject to substantial regulation by government and health officials for many years. For information about the risks related to regulation, see page 49 and pages 274 to 279.

Off-balance sheet arrangements and contractual obligations

Except for operating leases and certain indemnities, the Group has no significant off-balance sheet arrangements. The Group has contractual obligations to make future payments on debt guarantees. In the normal course of business, it enters into contractual arrangements where the Group commits to future purchases of goods and services from unaffiliated and related parties. See page 268 for a summary of the contractual obligations as at 31 December 2018.

Reconciliation of total borrowings to adjusted net debt
	2018	2017	2016
	£m	£m	£m
Total borrowings	47,509	49,450	19,495
Derivatives in respect of net debt:
– assets	(647)	(640)	(809)
– liabilities	269	117	300
Cash and cash equivalents	(2,602)	(3,291)	(2,204)
Current available for sale investments	(178)	(65)	(15)
Net debt	44,351	45,571	16,767
Purchase price adjustment (PPA) to RAI debt	(944)	(947)	–
Adjusted net debt	43,407	44,624	16,767

BAT Annual Report and Form 20-F 2018	41

Financial Review

Other

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

The critical accounting estimates are described in note 1 in the Notes on the Accounts and include:

–	review of asset values, including goodwill and impairment testing;

–	estimation and accounting for retirement benefit costs;

–	estimation of provisions, including as related to taxation and legal matters; and

–	estimation of the fair values of acquired net assets arising in a business combination.

The critical accounting judgements are described in note 1 in the Notes on the Accounts and include:

–	identification and quantification of adjusting items;
–	determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exist in relation to investments held by the Group; and

–	review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency or multiple exchange rates.

Accounting developments

The Group has prepared its annual consolidated financial statements in accordance with IFRS.

Other than as stated below, there were no further material changes to the accounting standards applied in 2018 from those applied in 2017.

IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective from 1 January 2018, and the impact of these changes is also disclosed in note 1 in the Notes on the Accounts.

IFRS 16 Leases was published in January 2016 with a mandatory effective date of 1 January 2019. The effect is that virtually all leasing arrangements are brought on to the balance sheet as financial obligations and ‘right-to-use’ assets. The impact of applying the Standard to the Group’s reported profit in 2018, 2017 or 2016 would not have been material. Had the Standard been applied to the 2018 accounts, non-current assets and liabilities would have each been increased by £564 million at the start of the year. At the end of the year, non-current assets would have been increased by £551 million and non-current liabilities by £558 million. The impact of adopting IFRS 16 with effect from 1 January 2019 is shown in note 31 in the Notes on the Accounts.

Future changes applicable on the accounting standards that will be applied by the Group are set out in note 1 in the Notes on the Accounts.

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

The key Group risks include analyses of financial risk and the Group’s approach to financial risk management. Notes 20 and 23 in the Notes on the Accounts provide further detail on the Group’s borrowings and management of financial risks.

The Group has, at the date of this report, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the proven ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budget, plans and financing arrangements for the next three years, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

Foreign exchange rates

			Average			Closing
	2018	2017	2016	2018	2017	2016
Australian dollar	1.786	1.681	1.824	1.809	1.730	1.707
Brazilian real	4.868	4.116	4.740	4.936	4.487	4.022
Canadian dollar	1.730	1.672	1.795	1.739	1.695	1.657
Euro	1.130	1.142	1.224	1.114	1.127	1.172
Indian rupee	91.227	83.895	91.022	88.916	86.343	83.864
Japanese yen	147.376	144.521	147.466	139.733	152.387	144.120
Russian rouble	83.677	75.170	91.026	88.353	77.880	75.429
South African rand	17.643	17.150	19.962	18.321	16.747	16.898
US dollar	1.335	1.289	1.355	1.274	1.353	1.236

42	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Regional review

Variance

				United States		Americas and Sub-Saharan Africa

	2018	2018 vs 2017	2018 vs 2017	2017 vs 2016	2018	2018 vs 2017	2018 vs 2017	2017 vs 2016

Variance		%	(rep) %	%		%	(rep) %	%
Volume (bn)	77	+118%	-5.3%	n/a	157	-5.4%	-5.4%	-4.2%
Movement in market share (bps)		-20 bps		n/a		-20 bps		+10 bps
Revenue (£m)	9,495	+128%		n/a	4,111	-4.9%		+7.1%
Adjusted revenue at constant rates (£m)	9,838	+137%	+1.5%	n/a	4,560	+5.6%	+5.6%	+8.1%
Profit from operations (£m)	4,006	+244%		n/a	1,544	-6.3%		+15.9%
Adjusted profit from operations at constant rates (£m)	4,686	+143%	+5.8%	n/a	1,922	+7.9%	+6.5%	+5.2%
Adjusted organic profit from operations at constant rates (£m)				n/a				+5.2%

			Europe and North Africa				Asia-Pacific and Middle East

	2018	2018 vs 2017	2018 vs 2017	2017 vs 2016	2018	2018 vs 2017	2018 vs 2017	2017 vs 2016

Variance		%	(rep) %	%		%	(rep) %	%
Volume (bn)	246	-4.7%	-5.3%	-1.9%	228	+0.7%	+0.7%	-1.0%
Movement in market share (bps)		FLAT		+20 bps		+110 bps		+50 bps
Revenue (£m)	6,004	-1.7%		+14.7%	4,882	-1.8%		+4.3%
Adjusted revenue at constant rates (£m)	6,112	+4.5%	+3.5%	+3.4%	5,250	+5.7%	+5.7%	+0.2%
Profit from operations (£m)	1,905	+12.3%		+14.7%	1,858	-2.3%		+7.2%
Adjusted profit from operations at constant rates (£m)	2,217	+2.2%	+0.8%	+10.6%	2,099	+2.4%	+1.2%	-0.5%
Adjusted organic profit from operations at constant rates (£m)				+8.6%				-0.5%

Effective 1 January 2018, the Group, excluding the Group’s associate undertakings, was organised into four regions: The United States (US – Reynolds American Inc.), Asia-Pacific and Middle East (APME), Americas and Sub-Saharan Africa (AmSSA) and Europe and North Africa (ENA). For presentation purposes within this Annual Report and Form 20-F, all prior periods have been revised to be consistent with the current reporting structure.

BAT Annual Report and Form 20-F 2018	43

Financial Review

Regional review continued

United States

“Pricing and value share growth in combustibles, as well as increased Vuse consumables volumes, has more than offset total volume declines”

Ricardo Oberlander

President and CEO (RAI)

Volume and Market Share

The cigarette industry was estimated to be around 4.5% lower in 2018 partly due to the impact of higher fuel prices on disposable income, the growth of the vapour category and the full year effect of the change in excise in 2017 in California. The decline moderated in the second half of the year, from 5.3% to 4.1%.

In 2018, cigarette volume from the US business was 77 billion sticks, which represents an increase of 118% due to the recognition of a full year’s volume from RAI. On a representative basis, this was 5.3% lower than in 2017, with market share declining 20 bps, as continued growth in market share in Natural American Spirit (up 20 bps) and Newport (10 bps higher) and stable Camel share was more than offset by lower market share in Pall Mall (down 20 bps) and declines in the remainder of the portfolio. US volumes were further affected by a strong comparator due to Camel and Newport product launches in the first six months of 2017. Total value share grew 25 bps driven by the performance of the premium brands.

The US vapour market experienced strong growth (up approximately 120% in volume terms) which the Group estimates has contributed to a total volume decline in cigarettes of 0.7% during 2018. While new competitor vapour brands have taken market share, Vuse continued to grow volume of consumables (cartridges) by 36%, on a representative basis, with distribution of Alto reaching over 70,000 outlets, which is estimated to be approximately 70% of the retail universe. Performance was negatively impacted by a product recall, of Vibe, arising from a few isolated issues which have been resolved.

Oral volume declined 2.3% on a representative basis, with market share down against the prior period which, on a representative basis, benefited from a competitor’s product recall.

During 2018, the US Food and Drug Administration’s (FDA) regulatory proposals contributed to increased uncertainty in the US operating environment. Given our long track record of success in the face of regulatory change in the industry, and our strong portfolio of brands, we are confident in our ability to manage the proposals noting that any FDA regulation or proposed ban of menthol in cigarettes must be developed through a comprehensive rule-making process, be based on a thorough scientific review and consider all unintended consequences in order to withstand judicial review.

In 2017, the FDA accepted and filed for substantive review the Modified Risk Tobacco Products (MRTP) applications for Camel Snus, which were subsequently provided with a favourable recommendation from the Tobacco Products Scientific Advisory Committee (TPSAC). There is no timetable for the FDA to issue a decision on the MRTP applications, however, the Group anticipates a decision during 2019.

In 2017, in the period since acquisition, cigarette volume was 36 billion, outperforming the industry with total cigarette market share at 34.7%, up 20 bps on 2016. Newport and Natural American Spirit continued to grow market share driven by the investment into the trade and, together, were the fastest growing premium brands on the market. Camel market share increased due to the performance of the menthol range. Pall Mall market share decreased due to the price competition in the value-for-money category. Combined, the US strategic combustible portfolio grew market share by 40 bps in 2017. Volume of moist snuff was equivalent to 3.2 billion sticks in the period since acquisition. Total moist market share was up 100 bps on 2016 to 34.4%, primarily due to the performance of Grizzly in the moist snuff category, benefiting from its strength in the pouch and wintergreen categories, as well as the recent national expansion of its Dark Select style and the limited edition packs.

Revenue

Reported revenue was £9,495 million, an increase on 2017 of 128%, largely due to the 12-month inclusion of results from RAI, compared to approximately five months in 2017.

On a constant currency, representative basis, adjusted revenue was up 1.5% as pricing in both the combustibles and oral categories and higher Vuse consumables volume more than offset the reduction in combustibles and oral volume (noted above).

Revenue in 2017 on a representative basis included £94 million of revenue recognised by RAI related to the sale of inventory associated with the international brand rights of Natural

American Spirit. Revenue from vapour grew by 149% to £184 million, an increase of 20% on a representative, constant currency basis.

In 2017, revenue was £4,160 million in the period since acquisition. Prior to July 2017, RAI was an associate and no revenue was recognised by the group in the periods previous to the acquisition.

Profit from operations

Reported profit from operations was £4,006 million, an increase of 244% on 2017, largely due to the full year’s inclusion in the Group’s results. Excluding adjusting items related to Engle and integration costs, profit from operations was £4,511 million, an increase of 1.8% on an adjusted, representative basis, or 5.8% excluding the translational foreign exchange headwind. This increase reflects the growth in revenue from the portfolio and cost reductions since the acquisition of RAI.

Cost synergies are progressing well, with annualised savings of over US$300 million delivered to date. The Group continues to expect to deliver over US$400 million of synergies by the end of 2020.

In 2017, profit from operations was £1,165 million in the period since acquisition. Profit from operations was impacted by the FDA user fees of £62 million and product liability defence costs of £59 million.

Additionally, £865 million was incurred as part of the State Settlement Agreements, with £109 million in credits recognised as part of the non-participating manufacturers’ (NPM) adjustment claims. The US business also incurred other costs that relate to adjusting items, including the Engle progeny cases, tobacco-related or other litigation and other costs associated with the integration with the rest of the Group. Adjusted profit from operations at constant rates was £1,827 million for the period since acquisition.

44	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Americas and Sub-Saharan Africa

“Growth was driven by pricing, which more than offset volume declines in a difficult environment”

Luciano Comin

Regional Director

Key markets

Argentina, Brazil, Canada, Caribbean, Central America, Chile, Colombia, Kenya, Mexico, Nigeria, Paraguay, Peru, South Africa, Venezuela

Volume and Market Share

In 2018, volume was 5.4% lower at 157 billion sticks, largely driven by the growth of illicit trade in Brazil and South Africa, the termination of a third-party licence agreement in Mexico and market contraction in Canada, Colombia and Venezuela. South African volumes stabilised in the second half of 2018 after a period of decline.

Market share was 20 bps lower as growth driven by Kent (migration from Free) in Brazil, Dunhill in South Africa, Rothmans in Colombia and Brazil (following the migration from Mustang and Minister respectively, to strengthen the consumer proposition) and in Argentina, and Pall Mall in Mexico was more than offset by declines in the local portfolio which was largely due to the growth in illicit trade especially in South Africa and Brazil.

Vype was launched in Canada through exclusive distribution in the top four key accounts, representing over 4,000 retail outlets. In the seven months since launch, it had sold to over 92,000 adult users.

Volume was 4.2% lower in 2017 at 166 billion, as growth in Mexico and Nigeria was more than offset by the difficult economic conditions which led to continued down-trading and industry contraction in Brazil and Argentina, lower volume in South Africa and the growth of illicit trade in Chile. Market share was up as the combined growth in Mexico, Argentina, Colombia and Chile more than offset South Africa and Brazil, which was lower despite the continued success of Minister and Kent (following the migration from Free).

Revenue

In 2018, revenue declined 4.9% to £4,111 million, due to the translational foreign exchange headwind of approximately 10%. On a constant currency, representative basis, adjusted revenue grew by 5.6% to £4,560 million, as pricing across the region (notably in Mexico, Brazil, Chile and Nigeria) more than offset the lower total volume and the negative impact of mix due to the growth of lower-priced products following the significant excise-led price increases in a number of markets.

Revenue grew by 7.1% in 2017, to £4,323 million. This was driven by pricing in a number of markets, with revenue higher in Canada, Mexico, Chile and Colombia, more than offsetting a decline in Brazil and in Venezuela, where the deterioration in the exchange rate more than offset higher pricing due to local inflation. On an organic constant rate basis adjusted revenue was up 8.1% at £4,365 million.

Profit from operations

In 2018, profit from operations was down 6.3% to £1,544 million, as the effect of currency headwinds more than offset growth across the region. Excluding adjusting items (mainly related to a £110 million asset impairment to recoverable value in Venezuela arising from hyperinflationary accounting and costs related to the Group’s ongoing restructuring programme) and the effect of currency, adjusted profit from operations on a representative, constant currency basis grew by 6.5% to £1,922 million, driven by Nigeria, Mexico and Chile, partly offset by the effect of the lower duty paid market and down-trading in South Africa.

In 2017, profit from operations increased by 15.9% to £1,648 million. This was mainly due to the growth in revenue noted above. Excluding adjusting items, which largely relate to the amortisation of acquired trademarks, and the impact of currency, adjusted, organic, profit from operations at constant rates increased by 5.2% to £1,772 million.

BAT Annual Report and Form 20-F 2018	45

Financial Review

Regional review continued

Europe and North Africa

“PRRPs are gaining a strong foothold with THP now present in 12 markets, while oral volumes have grown 45%”

Johan Vandermeulen

Regional Director

Key markets

Austria, Bulgaria, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Italy, Norway, Poland, Russia, Spain, Sweden, Switzerland, Turkey, Ukraine

Volume and Market Share

In 2018, volume declined 4.7% to 246 billion sticks, which was a reduction of 5.3% on a representative basis, as volume from assets acquired (from Bulgartabac and FDS) in 2017 combined with growth in Turkey, Egypt, Poland and Romania was more than offset by Russia (partly due to inventory movements and the growth of illicit trade), Ukraine (due to market contraction following the excise-led price increase, leading to an increase in illicit trade), Italy (partly due to impact of higher prices) and France (following the excise-led price increase).

Market share was flat as increases in Kent, led by Ukraine, Turkey, Kazakhstan and regaining premium segment leadership in Russia, and Rothmans (Ukraine, Russia, Poland, Spain, Bulgaria and Italy) was offset by both the continued reduction in Pall Mall (Poland, Germany and Belgium) and a decline in the low-priced portfolio in Russia. Total market share in Russia returned to growth in the second half of 2018, as the effects of the trade inventory movements normalised.

Our THP and vapour portfolio continued to expand, with glo now present in 12 countries in ENA, including Russia, Switzerland, Romania, Italy, Poland and Ukraine. Volume of vapour (devices and consumables) grew, notably in the UK (driven by Vype, Ten Motives and VIP), with market share up (in traditional retail) in France and Vype remaining the leading vapour brand in Germany. In November 2018, the Group further enhanced its capabilities with the acquisition of Germany’s leading vapour retail chain, Quantus Beteiligungs-und Beratungsgesellschaft mbH. Further launches and product developments are planned across the portfolio during 2019.

In oral, volume grew 44%, mainly driven by EPOK which is the fastest growing premium oral brand in both Norway (reaching 8% total oral market share in December 2018) and in Switzerland (achieving 17% total oral market share in December 2018). In Sweden, the Group launched Lyft, a tobacco-free product, achieving a 4.5% share of the total oral market in handlers.

In 2017, volume was 258 billion, 1.9% down on 2016. This was due to the contribution from the tobacco assets of Bulgartac and FDS acquired in the year, and higher volume in Spain, Romania, Portugal, Poland and Hungary, which was more than offset by lower volume in Russia, Ukraine, Italy and Greece. On an organic basis, volume fell 3.1%. Market share was up 20 bps, driven by Russia, Turkey, Germany, Spain, Romania and Poland.

Revenue

In 2018, revenue was down 1.7% against 2017 at £6,004 million as pricing across the region (notably in Romania, Russia, Germany and Ukraine) was more than offset by the impact of lower regional volume, continued excise absorption in France and the translational foreign exchange headwinds of approximately 5%.

Adjusted revenue, at constant rates, was £6,112 million, an increase of 3.5% on a representative basis. This excludes excise on bought-in goods, acquired and sold under short-term contract manufacturing arrangements which distorts revenue and operating margin on a temporary basis, and the impact of foreign exchange movements on revenue.

Revenue, in 2017, grew by 14.7% to £6,108 million, as the positive effect of acquisitions in the year and higher revenue in Germany, Romania and Spain offset a decline in the UK due to aggressive pricing in the market, lower revenue in Italy and France, and the down-trading in Russia. Excluding excise on goods acquired under short-term contract manufacturing arrangements, on an adjusted, constant rate basis, revenue was up 3.4% or 1.6% on an organic basis.

Profit from operations

In 2018, profit from operations grew 12.3% to £1,905 million. This was due to an improvement in the operating performance in Germany, Romania and Ukraine and a one-off charge of £69 million in 2017 in relation to a third party in Croatia that does not repeat in 2018. This more than offset a reduction in profit from operations in Russia (largely due to the impact of lower volume), the impact of excise absorption in France, restructuring costs incurred (largely in Germany related to the factory closure), significantly increased investment in PRRPs and the impact of foreign exchange on the reported results. Excluding adjusting items (related to the factory closure in Germany, amortisation of acquired brands, other costs related to the Group’s ongoing restructuring programme and the 2017 impairment in Croatia) and the impact of the foreign currency headwind, adjusted profit from operations at constant rates, on a representative basis was up 0.8%, at £2,217 million.

Profit from operations grew 14.7% in 2017 to £1,697 million, due to improved revenue and devaluation in sterling, with profit from operations up in Germany, Romania, Denmark and Spain. This was partly offset by the costs of the ongoing closure of the factory in Germany and impairment of certain assets related to a third-party distributor (Agrokor) in Croatia, the partial absorption of excise in France, investment behind NGP in the UK, lower profit from operations in Belgium and the Netherlands and the impact of down-trading in Russia. Excluding the acquisitions, adjusting items (including Agrokor, factory closure costs and trademark amortisation) and the impact of foreign exchange, adjusted organic profit from operations at constant rates of exchange increased by 8.6% to £1,981 million.

46	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Asia-Pacific and Middle East

“Growth was driven by volume recovery in Pakistan as well as strong performance of glo in Japan”

Guy Meldrum

Regional Director

Key markets

Australia, Bangladesh, Cambodia, China, Hong Kong, Indonesia, Japan, Korea, Malaysia, New Zealand, Pakistan, Sri Lanka, Taiwan, Vietnam

Volume and Market Share

In 2018, volume was up 0.7% at 228 billion sticks driven by the recovery in the combustibles volume in Pakistan (following the revision to the excise structure that negatively impacted the equivalent period in 2017) and the performance of glo in Japan and South Korea with sales of 6.5 billion sticks in the period. This growth in volume was partly offset by lower volume in the Middle East, largely due to the impact of a 2017 excise-led price increase in Saudi Arabia and the difficult trading environment in a number of countries in the Middle East. Volume was lower in Bangladesh due to higher illicit trade following an increase in excise, with Indonesia lower due to market contraction. Volume decreases have slowed in Malaysia after a period of accelerated decline following the excise changes in prior years.

Market share in the region was up 110 bps. Kent (including THP sticks) was up in Japan (which was partly due to a growing share of glo, up 340 bps), with Dunhill and Lucky Strike higher in Indonesia. Pall Mall grew in Pakistan, Australia and particularly in Saudi Arabia, where the Group became market leader. The Group also grew Rothmans in Malaysia and increased total market share in Bangladesh. This growth was partially offset by lower market share in South Korea, due to a reduction in Dunhill partly driven by the growth of the THP segment and a reduction in Taiwan driven by Dunhill and Pall Mall.

Volume was lower in 2017 (down 1.0% at 226 billion). glo was launched nationally in Japan and South Korea, performing well with national market share in Japan reaching 3.6% in December 2017. Volume from glo and cigarette volume growth in Bangladesh and Gulf Cooperation Council countries (GCC) was more than offset by the lower combustible volume in Japan and industry volume decline in Malaysia, Pakistan and South Korea. Market share was higher, up 50 bps, with growth in Bangladesh, Japan, Pakistan and Australia, driven by Lucky Strike, Pall Mall and Rothmans, more than offsetting lower market share in Malaysia and Indonesia, which was due to down-trading.

Revenue

In 2018, revenue declined 1.8% to £4,882 million, as pricing, higher volume (discussed earlier) and the positive mix effect, largely in Japan through the growth in glo, was offset by a combination of inventory movements in the prior year, down-trading in Saudi Arabia and by the foreign exchange headwinds related to the relative strength of sterling. Excluding the translational foreign exchange headwind, constant currency, adjusted revenue, on a representative basis grew 5.7%.

In 2017, revenue was up by 4.3% at £4,973 million due to the combination of volume and pricing, notably in Bangladesh, Australia and New Zealand, revenue from glo following the roll-out and subsequent growth in Japan and South Korea, and the positive impact of the devaluation in sterling on the reported results. This more than offset the impact of down-trading in Malaysia and Saudi Arabia, and the industry contraction combined with growth in illicit trade in Pakistan. Excluding the positive currency effect, on a constant exchange rate basis, adjusted revenue was marginally higher than 2016, up 0.2% to £4,776 million.

Profit from operations

In 2018, profit from operations declined 2.3% to £1,858 million, as the performance was negatively affected by foreign exchange headwinds and adjusting items related to the ongoing costs of the Group’s restructuring programme. Adjusted profit from operations on a representative constant currency basis grew 1.2% to £2,099 million driven by an improvement in Japan, where the performance of both combustibles and THP more than offset the higher marketing investment, and increases in Australia, Pakistan and Bangladesh. These were partly offset by Saudi Arabia which was negatively impacted by down-trading, described above, and South Korea.

Profit from operations was 7.2% higher in 2017 at £1,902 million, as the growth in revenue, and transactional foreign exchange tailwinds notably due to the relative movements in the US dollar and euro against the Japanese yen, were partly offset by the investment behind glo in Japan and South Korea and negative mix effects from down-trading in Malaysia and Saudi Arabia. Before adjusting items, which mainly related to the Malaysian factory closure and the amortisation of trademarks, and the impact of exchange rate movements on the reported results, adjusted profit from operations on a constant currency basis was down 0.5% at £1,962 million.

BAT Annual Report and Form 20-F 2018	47

Business Environment

Principal Group risks

Overview

The principal risks that may affect the Group are set out on the following pages.

Each risk is considered in the context of the Group’s strategy, as set out in this Strategic Report on pages 8 and 9. Following a description of each risk, its potential impact and management by the Group is summarised. Clear accountability is attached to each risk through the risk owner.

The Group has identified risks and is actively monitoring and taking action to manage the risks. This section focuses on those risks that the Directors believe to be the most important after assessment of the likelihood and potential impact on the business. Not all of these risks are within the control of the Group and other risks besides those listed may affect the Group’s performance. Some risks may be unknown at present. Other risks, currently regarded as less material, could become material in the future.

The risks listed in this section and the activities being undertaken to manage them should be considered in the context of the Group’s internal control framework. This is described in the section on risk management and internal control in the corporate governance statement on pages 68 to 70. This section should also be read in the context of the cautionary statement on page 296.

A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register is set out in the Additional disclosures section on pages 270 to 284.

Time frame
Short term

Medium term

Long term

Strategic impact
Growth

Productivity

Winning organisation

Sustainability

48	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Risks

Competition from illicit trade

Increased competition from illicit trade – either local duty evaded, smuggled illicit white cigarettes or counterfeits.

Time frame	Strategic impact

Long term	Growth
Impact
Erosion of brand equity, with lower volumes and reduced profits.
Reduced ability to take price increases.
Investment in trade marketing and distribution is undermined.
Tobacco, nicotine and other regulation inhibits growth strategy

The enactment of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products.

Time frame	Strategic impact

Medium term	Growth and Sustainability
Impact
Erosion of brand value through commoditisation, the inability to launch innovations, differentiate products, maintain or build brand equity and leverage price.

Regulation in respect of menthol may adversely impact individual brand portfolios.

Adverse impact on ability to compete within the legitimate tobacco or nicotine industry and also with increased illicit trade.

Reduced consumer acceptability of new product specifications, leading to consumers seeking alternatives in illicit trade.

Shocks to share price on the announcement or enactment of restrictive regulation.

Reduced ability to compete in future product categories and make new market entries.

Increased scope and severity of compliance regimes in new regulation leading to higher costs, greater complexity and potential reputational damage or fines for inadvertent breach.

Proposed EU Directive on single-use plastics could result in increased operational costs and/or a decline in sales volume.

Please refer to pages 285 to 288 for details of tobacco and nicotine regulatory regimes under which the Group’s businesses operate.

Market size reduction and consumer down-trading

The Group is faced with steep excise-led price increases and, due in part to the continuing difficult economic and regulatory environment in many countries, market contraction and consumer down-trading is a risk.

Time frame	Strategic impact

Short/Medium term	Growth
Impact Volume decline and portfolio mix erosion. Funds to invest in growth opportunities are reduced.

BAT Annual Report and Form 20-F 2018	49

Business Environment

Principal Group risks continued

Risks continued

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

Inability to sell products as a result of a successful patent infringement action may restrict growth plans and competitiveness.

Please refer to note 28 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Geopolitical tensions

Geopolitical tensions, civil unrest, terrorism and organised crime have the potential to disrupt the Group’s business in multiple markets.

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
Impact
Significant fines and potential legal penalties.

Disruption and loss of focus on the business due to diversion of management time.

Impact on profit and dividend.

50	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Significant increases or structural changes in tobacco-related taxes

The Group is exposed to unexpected and/or significant increases or structural changes in tobacco-related taxes in key markets.

Time frame	Strategic impact

Long term	Growth
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
Impact

Fluctuations in FX rates of key currencies against sterling introduce volatility in reported Earnings per share (EPS), cash flow and the balance sheet driven by translation into sterling of our financial results and these exposures are not normally hedged.

The dividend may be impacted if the payout ratio is not adjusted.

Differences in translation between earnings and net debt may affect key ratios used by credit rating agencies.

Volatility and/or increased costs in our business, due to transactional FX, may adversely impact financial performance.

Injury, illness or death in the work place

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

Interruption of Group operations if issues are not addressed immediately.

High staff turnover or difficulty recruiting employees if perceived to have a poor Environment, Health and Safety (EHS) record.

Reputational damage to the Group.

BAT Annual Report and Form 20-F 2018	51

Business Environment

Principal Group risks continued

Risks continued

Solvency and liquidity

Liquidity (access to cash and sources of finance) is essential to maintaining the Group as a going concern in the short term (liquidity) and medium term (solvency).

Time frame	Strategic impact

Short/Medium term	Productivity
Impact

Inability to fund the business under the current capital structure resulting in missed strategic opportunities or inability to respond to threats.

Decline in our creditworthiness and increased funding costs for the Group.

Requirement to issue equity or seek new sources of capital.

Reputational risk of failure to manage the financial risk profile of the business, resulting in an erosion of shareholder value reflected in an underperforming share price.

Inability to develop, commercialise and roll-out Potentially Reduced-Risk Products
Risk of not capitalising on the opportunities in developing and commercialising successful and consumer-appealing innovations.

Time frame	Strategic impact

Long term	Growth
Impact

Failure to deliver Group strategic imperative and 2020 growth ambition.

Potentially missed opportunities, unrecoverable costs and/or erosion of brand.

Reputational damage and recall costs may arise in the event of defective product design or manufacture.

Loss of market share due to non-compliance of product portfolio with regulatory requirements.

The Strategic Report was approved by the Board of Directors on 27 February 2019 and signed on its behalf by Paul McCrory, Company Secretary.

52	BAT Annual Report and Form 20-F 2018

Directors’ Report	Strategic Report	Governance	Financial Statements	Other Information

Chairman’s introduction	Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors
on Governance

Dear Shareholder

During 2018, our Board focused on the evolution of our business, with an emphasis on driving our potentially reduced-risk product portfolio and overseeing the integration of our US business into the Group.

Effective succession planning is another essential component underpinning our long-term sustainable success. In 2018, our Nominations Committee led a thorough and extensive selection process leading up to its recommendation to appoint Jack Bowles as successor to our Chief Executive, Nicandro Durante. We will report on the selection process leading up to the appointment of Tadeu Marroco as the successor to our Finance Director, Ben Stevens, in our Annual Report and Form 20-F for 2019.

The Nominations Committee continues to keep the composition and diversity of our Board and Management Board under regular review and, in January, we welcomed new Management Board members as part of changes introduced to accelerate execution of the Group’s strategy. Board succession planning and development of a diverse senior management succession pipeline will continue to be priorities for the Nominations Committee in 2019. We give a full report on the activities of our Nominations Committee on pages 71 to 72.

It is equally important that the Board as a whole has the capability to lead our transforming tobacco strategy. Board performance is evaluated in detail on an annual basis. I have led this year’s internal evaluation of the Board, which found that the Board continues to be effective and efficient. You will find details of this year’s evaluation and key outcomes on pages 61 to 62.

To assess the evolution of our potentially reduced-risk product portfolio, the Board visited our Global R&D Centre in Southampton to review the technologies and innovation driving our transforming tobacco strategy, and the world-class science supporting it, with scientists, product developers and other dedicated R&D teams. In support of our strategy, the Board approved refreshed International Marketing Principles in 2018 that apply across our product portfolio worldwide and demonstrate our continued commitment to marketing our products responsibly and in full compliance with evolving regulations in all markets we operate in.

We are focused on ensuring that integrity remains paramount in the conduct of our business across the Group. I would like to emphasise that the Board does not tolerate failure to comply with either our legal obligations or our internally mandated high standards of behaviour. As previously reported, through external legal advisers we are rigorously investigating allegations of misconduct and we continue to cooperate with the UK Serious Fraud Office’s investigation and with other relevant authorities. A sub-Committee of the Board continues to have oversight of these matters.

We continue to enhance our global business conduct framework and, during 2018, our ‘Delivery with Integrity’ programme included extensive training for employees worldwide on the potential bribery and corruption risks associated with our operations and the launch of a refreshed anti-bribery and corruption procedure. The Board also approved a revised Group Data Privacy Policy applicable across the Group, supporting compliance with data protection obligations introduced by the EU GDPR. You can read more about our ‘Delivery with Integrity’ programme on page 31.

Following the acquisition of RAI, we are subject to US compliance obligations under NYSE rules and US securities laws as a ‘foreign private issuer’. During 2018, our Audit Committee has played a critical role in monitoring the Group’s preparations to ensure full compliance with SOx, including oversight of our management assessment of the effectiveness of our internal controls over financial reporting (ICFR), and support the attestation of compliance by our Chief Executive and Finance Director. We explain our SOx compliance programme on page 69.

In the UK, 2018 saw some of the most extensive reform of the corporate governance landscape since the UK Corporate Governance Code was first published in 1992. We welcome the introduction of the revised Code, its broader view of corporate governance and its emphasis on relationships with shareholders and wider stakeholders in delivering long-term sustainable success. The Board has carefully considered both the letter and the spirit of the revised Code and we will report to shareholders on our application of the revised Code in our Annual Report and Form 20-F for 2019.

In revising our Directors’ Remuneration Policy, presented for your consideration in the Remuneration Report ahead of our AGM in April 2019, our Remuneration Committee took into account extensive shareholder feedback and the revised Code requirements to sharpen our policy’s alignment with shareholder interests and to ensure it continues to promote the Company’s long-term sustainable success. I would like to thank our shareholders who have already contributed to the development of our revised Remuneration Policy and their engagement on broader aspects of our corporate governance. My fellow Board members and I look forward to meeting further with shareholders in the lead up to, and at, our AGM in April 2019.

On behalf of the Board, I confirm that we believe that this combined Annual Report and Form 20-F presents a fair, balanced and understandable assessment of the Company’s position, its performance and prospects, as well as its business model and strategy.

Richard Burrows

Chairman

BAT Annual Report and Form 20-F 2018	53

Directors’ Report

Board of Directors as at 27 February 2019

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

Nationality: British

Position: Senior Independent Director since October 2016; Non-Executive Director since 2010; member of the Audit and Nominations Committees.

Other appointments: Non-Executive Director and Chair of the Audit and Compliance Committee of International Consolidated Airlines Group S.A.; Chairman and Chair of the Nominations, Audit and Compliance and Risk and Remuneration Committees of F&C Asset Management plc.

Skills and experience: Kieran brings a wealth of financial and international experience to the Board. He was Chairman and Senior Partner of PricewaterhouseCoopers from 2000 to his retirement in 2008, having started as a graduate trainee in 1971, and is a former Chairman of Nomura International PLC. Kieran is a Chartered accountant.

Nationality: Brazilian/Italian

Position: Chief Executive since 2011; Executive Director since 2008. Nicandro will retire from the Board of Directors on 1 April 2019.

Other appointments: Senior Independent Director of Reckitt Benckiser Group plc.

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

Nationality: French

Position: Chief Executive Designate since 1 November 2018; Executive Director since 1 January 2019. Jack will succeed Nicandro Durante as Chief Executive on 1 April 2019.

Skills and experience: Jack brings significant experience in management and leadership developed across his previous roles. He joined the Group in 2004 and was appointed as Chairman of British American Tobacco France in 2005, before becoming Managing Director of British American Tobacco Malaysia in 2007. He joined the Management Board as Regional Director for Western Europe in 2009, becoming Regional Director for the Americas in 2011, then Regional Director for Asia-Pacific in 2013. Jack became Chief Operating Officer in 2017 and Chief Executive Designate in November 2018, before being appointed to the Board in January 2019.

Nationality: British

Position: Finance Director since 2008. Ben will retire from the Board of Directors on 5 August 2019.

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

Nationality: British

Position: Non-Executive Director since 2015; member of the Nominations and Remuneration Committees.

Other appointments: Special Advisor, Chime Group; Non-Executive Director and Chair of the Corporate Responsibility Committee of Dairy Crest Group plc; Non-Executive Director and Chair of the Nominations & Remuneration Committee of Accsys Technologies PLC.

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

Nationality: German

Position: Non-Executive Director since 2016; member of the Nominations and Remuneration Committees.

Other appointments: Vice Chairwoman of the Supervisory Board and co-chairwoman of the Presiding and Nomination Committee of ProSiebenSat.1 Media SE; Supervisory Board member and Chairman of the Audit Committee of Heineken N.V.; Supervisory Board member of Siemens Healthineers AG and Uniper SE.

Skills and experience: Marion brings significant financial expertise and operational experience gained at an international level having spent her working life managing businesses across Europe, the Americas and Asia. Her extensive career includes Chief Financial Officer positions at Celesio, Q-Cells and ThyssenKrupp Elevator Technology.

Nationality: Canadian

Position: Non-Executive Director since July 2017; member of the Audit and Nominations Committees.

Other appointments: Independent Consultant providing executive leadership advisory services to corporate clients.

Skills and experience: Luc brings extensive financial and strategic experience, including in the US tobacco sector as an independent director of RAI from 2008 until the acquisition in 2017. Luc was President and Chief Executive Officer of Canadian National Railway Company, from July 2016 until March 2018, having served as Executive Vice President and Chief Financial Officer since 2009. He was Executive Vice President of Power Corporation of Canada from 2005 to 2009. Luc was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of the Company, from 2003 to 2005 and Executive Vice President and Chief Financial Officer from 1998 to 2003.

54	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Nationality: American

Position: Non-Executive Director since July 2017; Chairman of the Audit Committee since 14 January 2019; member of the Nominations Committee.

Other appointments: Non-Executive Director of Vesuvius plc; Director and Chair of the Governance Committee of AES Corporation.

Skills and experience: Holly has extensive operational and financial management experience and served as an independent director on the Board of RAI from 2008 until the acquisition in 2017. Holly was a Senior Advisor to Corsair Capital LLC until April 2018, where she had previously served as Managing Partner and Co-Head of Infrastructure from 2015 until her retirement in 2017. From 2010 to 2015, she served as Co-Head of Citi Infrastructure Investors. Prior to 2010, she held financial and executive management roles with American Electric Power Company, Inc. and Consolidated Natural Gas Company.

Nationality: British

Position: Non-Executive Director since 2014; member of the Nominations and Remuneration Committees.

Other appointments: Co-Founder and CEO of A&K Consulting Co Ltd, advising entrepreneurs and their start-up businesses in China; Visiting Professor at Henley Business School; Member of the Governing Body of the London Business School; Non- Executive Director of the Alibaba Hong Kong Entrepreneur Fund, Crossborder Innovative Ventures International Limited and a Non-Executive Director and Advisory Board member of Homaer Financial.

Skills and experience: Savio brings significant business leadership experience of Greater China and Asia to the Board. During his extensive career he has worked broadly in technology for General Electric, BTR plc and Alibaba Group, China’s largest internet business, where he was both Chief Operating Officer and, later, a Non-Executive Director.

Attendance at Board meetings in 2018[1]
		Attended/Eligible to attend
Name	Director since	Scheduled[3]	Ad hoc
Richard Burrows	2009	6/6	4/4
Nicandro Durante	2008	6/6	4/4
Ben Stevens	2008	6/6	4/4
Sue Farr2(a)	2015	6/6	2/4
Ann Godbehere 4(b)	2011-2018	2/2	0/0
Dr Marion Helmes	2016	6/6	4/4
Luc Jobin2(b)	2017	6/6	3/4
Holly Keller Koeppel	2017	6/6	4/4
Savio Kwan 2(c)	2014	6/6	3/4
Dr Pedro Malan 4(b)	2015-2018	2/2	0/0
Lionel Nowell, III 2(d), 4(c)	2017-2018	4/6	4/4
Dimitri Panayotopoulos	2015	6/6	4/4
Kieran Poynter 2(e)	2010	6/6	3/4

Notes:

1.

Number of meetings in 2018: The Board held 10 meetings in 2018, four of which were ad hoc and convened at short notice, three to discuss succession planning for the Board and the Management Board and one to discuss product regulation proposed in the US. Part of the October Board meeting was held off-site at the Group’s R&D facilities in Southampton, UK, to review the Group’s strategy and product portfolio.

2.

(a) Sue Farr did not attend the ad hoc Board meeting in October and one of the two ad hoc Board meetings in November due to prior commitments; (b) Luc Jobin did not attend one of the two ad hoc Board meetings in November due to prior commitments; (c) Savio Kwan did not attend one of the two ad hoc Board meetings in November due to prior commitments; (d) Lionel Nowell, III did not attend the February and July Board meetings and the 2018 AGM due to prior commitments; and (e) Kieran Poynter did not attend the ad hoc Board meeting in October due to prior commitments.

3.	Number of meetings in 2019: Six Board meetings are scheduled for 2019.

4.

Composition: (a) the Board of Directors is shown as at the date of this Annual Report and Form 20-F; (b) Ann Godbehere and Pedro Malan retired as Non-Executive Directors at the conclusion of the AGM on 25 April 2018; and (c) Lionel Nowell, III retired as a Non-Executive Director with effect from 12 December 2018.

Nationality: Greek/British

Position: Non-Executive Director since 2015; Chairman of the Remuneration Committee since October 2016; member of the Nominations Committee.

Other appointments: Senior Advisor at The Boston Consulting Group; Advisory Board member of JBS USA; Non-Executive Director of Logitech International S.A.

Skills and experience: Dimitri has extensive general management and international sales and brand building expertise. He was Vice Chairman and Adviser to the Chairman and CEO of Procter & Gamble (P&G), where he started his career in 1977. During his time at P&G, Dimitri led on significant breakthrough innovations and continued to focus on this, speed-to-market and scale across all of P&G’s businesses while Vice Chairman of all the Global Business Units.

Audit Committee
Nominations Committee
Remuneration Committee
Committee Chairman
Executive Director
Non-Executive Director

BAT Annual Report and Form 20-F 2018	55

Directors’ Report

Management Board as at 27 February 2019

Nationality: American	Nationality: Italian/Brazillian	Nationality: Italian/Argentinian	Nationality: British
Jerry was appointed Director, Legal & External Affairs and General Counsel in May 2015, having joined the Management Board as Group Corporate & Regulatory Affairs Director in January 2015.	Marina joined the Management Board as Director, Digital and Information on 1 January 2019.	Luciano joined the Management Board as Regional Director, Americas and Sub-Saharan Africa on 1 January 2019.	Alan joined the Management Board as Group Operations Director in March 2013.

Nationality: Italian/American	Nationality: Korean	Nationality: Dutch	Nationality: Brazilian
Giovanni joined the Management Board as Group Human Resources Director in June 2011. He will step down from the Management Board at the end of March 2019.	Hae In joined the Management Board as Director, Talent and Culture Designate on 1 January 2019. She will become Director, Talent and Culture on 1 April 2019, succeeding Giovanni Giordano.	Paul joined the Management Board as Director, New Categories on 1 January 2019.	Tadeu was appointed Director, Group Transformation on 1 January 2019. In addition to this role, Tadeu has been appointed as Deputy Finance Director with effect from 1 March 2019. He will succeed Ben Stevens as Finance Director on 5 August 2019 and will be appointed to the Board as an Executive Director on the same date.

Nationality: New Zealand	Nationality: British	Nationality: Brazilian	Nationality: Australian/British
Guy joined the Management Board as Regional Director, Asia-Pacific and Middle East on 1 January 2019.	David was appointed Director, Research and Science on 1 January 2019, having joined the Management Board as Group Scientific Director in 2012.	Ricardo was appointed President and CEO of Reynolds American Inc. on 1 January 2018, having joined the Management Board as Regional Director for the Americas in 2013.	Naresh was appointed Director, Business Development in December 2016. He joined the Management Board in 2012 and has held various roles. Naresh will step down from the Management Board at the end of March 2019.

Nationality: Belgian	Nationality: British
Johan was appointed Regional Director, Europe and North Africa on 1 January 2019. He joined the Management Board in 2014 and has held various roles.	Kingsley was appointed Chief Marketing Officer on 1 January 2019. He joined the Management Board in 2012 and has held various roles.

For full biographies of the Management Board see pages 255 and 256

56	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Leadership and effectiveness

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Governance framework

The Board

The Board is collectively responsible to shareholders of the Company for its performance and for the Group’s strategic direction, its values and its governance. The Board provides the leadership necessary for the Group to meet its performance objectives within a robust framework of internal controls.

Board responsibilities:

–	Group strategy.	–	Group budget.
– –	Significant corporate activities. Group policies.	–	Risk management and internal control.
–	Corporate governance.	–	Annual Report & 20-F approval.
–	Board and Management Board	–	Periodic financial reporting.
	appointments and succession.	–	Dividend policy.

Board Committees

The Board has three principal Board Committees to which it has delegated certain responsibilities. The roles, memberships and activities of these Committees are described in their individual reports in this section.

Each Committee has its own terms of reference, available at www.bat.com/governance. These terms of reference are all reviewed and updated regularly, most recently to reflect revisions to internal governance and reporting processes to align with the UK Corporate Governance Code 2018.

Board programme

The Board has a comprehensive annual programme of meetings to monitor and review the Group’s strategy across all the elements of the Group’s business model. The key activities of the Board in 2018, discussed under the Group’s four strategy pillars of Growth, Productivity, Sustainability and Winning Organisation, are detailed on pages 58 and 59. The Board’s strategic priorities for 2018 are identified within the key performance indicators set out in our Strategic Report on pages 10 and 11.

The Board devotes considerable attention to Group Corporate Governance, including internal control and compliance issues. It receives verbal updates from the Chairman of each Committee following each Committee meeting. Copies of the minutes of all Committees are circulated to all members of the Board.

Collective decision-making

The Chairman seeks a consensus at Board meetings but, if necessary, decisions are taken by majority. If any Director has concerns on any issues that cannot be resolved, such concerns are noted in the Board minutes. No such concerns arose in 2018.

Management Board

The Management Board, chaired by the Chief Executive, is responsible for overseeing the implementation of the Group’s strategy and policies set by the Board, and for creating the framework for the day-to-day operation of the Group’s operating subsidiaries. Its members comprise the Executive Directors and 14 senior Group executives whose names and roles are described on page 56.

To accelerate execution of the Group’s strategy, the following appointments to the Management Board were made with effect from 1 January 2019:

–	Kingsley Wheaton, previously Regional Director, Americas and Sub-Saharan Africa, was appointed as Chief Marketing Officer replacing Andrew Gray;

–

Tadeu Marroco, previously Regional Director, Europe and North Africa, was appointed as Director, Group Transformation and additionally, with effect from 1 March 2019, as Deputy Finance Director, to then succeed Ben Stevens as Finance Director with effect from 5 August 2019;

–	Marina Bellini, previously Chief Information Officer, was appointed as Director, Digital and Information;

–

Hae In Kim, previously Group Head of Talent and Organisational Effectiveness, was appointed as Director, Talent and Culture Designate and will replace Giovanni Giordano, currently Director, Group Human Resources, from 1 April 2019;

–	Luciano Comin, previously Regional Head of Marketing, Americas and Sub-Saharan Africa, was appointed Regional Director, Americas and Sub-Saharan Africa;

–	Johan Vandermeulen, previously Regional Director, Asia-Pacific and Middle East, was appointed as Regional Director, Europe and North Africa;

–	Guy Meldrum, previously Area Director, Australasia Area, was appointed as Regional Director, Asia-Pacific and Middle East; and

–	Paul Lageweg, previously Regional Marketing Manager, Asia-Pacific and Middle East, was appointed as Director, New Categories.

Audit Committee	Nominations Committee	Remuneration Committee
page 64	page 71	page 73

Leadership roles and responsibilities

Leadership
Chairman	Chief Executive
– Leadership of the Board. – Ensures Board effectiveness. – Sets the Board agenda. – Interfaces with shareholders. – Ensures effective shareholder engagement.	– Overall responsibility for Group performance. – Leadership of the Group. – Enables planning and execution of objectives and strategies. – Stewardship of Group assets.

Oversight
Non-Executive Directors (NEDs)	Senior Independent Director (SID)
– Oversee Group strategy. – Review management proposals. – Monitor Group performance. – Bring an external perspective and effective challenge to management.	– Leads the review of the Chairman’s performance. – Presides at Board meetings in the Chairman’s absence. – Intermediary for other Directors. – Available to meet with major shareholders.

Management Board
– Develops Group strategy for the Group’s product portfolio for approval by the Board. – Monitors Group operating performance.	– Ensures Group, regional and functional strategies and resources are effective and aligned. – Manages the central functions. – Oversees the management and development of Group talent.

BAT Annual Report and Form 20-F 2018	57

Directors’ Report

Board activities in 2018

Growth	Productivity
Growth remains our key strategic focus. Continued investment in, and development of, our strategic focus areas is central to the Board’s annual agenda.	The Board pays close attention to the Group’s operational efficiency and our programmes are aimed at delivering a globally integrated enterprise with cost and capital effectiveness.
Activities in 2018	Activities in 2018
Reviewing:	Reviewing:

–  the Group’s transforming tobacco strategy, its implementation in international business regions and in the US, and oversight of resource allocation activities to support strategy execution;

–  the Group’s financial performance and current outlook throughout the year, and the Group’s half-year and year-end results;

–  Group and regional operating performance against the Group’s key performance metrics and the key challenges faced and opportunities for growth in each region;

–  the Group’s product portfolio performance in the context of the broader competitor landscape, and strategic focus areas for the Group;

–  the Group’s PRRP portfolio and new product launches;

–  the Company’s share price performance, factors impacting share price performance and investor perspectives;

–  the continued significant impact of foreign exchange rates on the Group’s financial performance, including measures taken by management to mitigate foreign exchange risks; and

–  the quarterly financial performance of the associates of the Group.

–  operating performance on a Group, regional and key market level across the product portfolio, including PRRPs;

–  the Group’s cash flow performance, including monitoring the progress to realise opportunities and optimise the balance sheet, to ensure the Group is able to invest for the future whilst reducing the carrying value of debt;

–  transactional arrangements to implement the offer to bond holders to exchange US$17.25 billion of bonds for SEC registered bonds and approving associated transaction documentation;

–  the Group’s compliance with its financing principles, including in relation to Group liquidity, capital allocation, adjusted net debt/ adjusted EBITDA, the Group’s revolving credit facilities, planned refinancing and other treasury activities for the year ahead;

–  progress in delivering expected synergies of over US$400 million by the end of 2020 from the integration of RAI Companies;

–  SOx compliance governance structures and controls and updates on implementation of the Group’s SOx compliance programme;

–  Group supply chain strategy and optimisation programmes; and

–  business transformation programmes to implement operational efficiencies.

Strategy review highlights: Growth

Global product portfolios: The Board conducted a ‘deep dive’ into the Group’s product portfolios, covering PRRPs (vapour, THP and oral categories) and combustible products, the innovation pipeline and technology roadmap for those products, the Group’s investment in R&D activities supporting development of product portfolios and the regulatory and competitive landscape in which the Group operates. In relation to the US region, the Board assessed progress of the Substantial Equivalence (SE) application in relation to glo and the Modified Risk Tobacco Product Application (MRTPA) and Premarket Tobacco Product Application (PMTA) filings in relation to Camel snus products, and considered engagement activities undertaken with the FDA in respect of those applications.

Throughout the year, the Board also reviewed the performance of the Group’s product portfolios, their contribution to Group revenues, risks faced and opportunities for growth, geographic expansion in PRRP categories and progress of national product launches.

Strategy review highlights: Productivity

Supply chain review: The Board gained thorough insights into the Group’s supply chain organisation, across leaf, procurement, manufacturing and supply networks, with a particular focus on the Americas and Sub-Saharan Africa region. The Board considered actions taken to build a future-fit product portfolio for the region, strategies for combating illicit trade and business continuity measures to safeguard against potential supply chain disruption, including civil unrest and natural disasters.

Group THP and vapour supply chain optimisation: The Board reviewed the Group’s THP and vapour supply chain strategy, product components, key suppliers and sourcing footprint, and assessed the progress of actions to drive cost optimisation and enhance supply chain capabilities, resilience and geographic reach to support the Group’s transforming tobacco strategy.

58	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Sustainability	Winning organisation

The Board places considerable emphasis on the need for our business, strategy and product portfolio to be sustainable for the long term, to meet the expectations of our stakeholders and inform our commitments to society.

Setting the ‘tone from the top’ is an important part of the Board’s role, helping to foster a culture centred on our Guiding Principles which harnesses diversity.
Activities in 2018	Activities in 2018
Reviewing:	Reviewing:

–  the Group’s regulatory engagement activities and evolving product regulation;

–  the US FDA’s proposed new measures in relation to vapour products and its proposal to regulate or prohibit menthol in cigarettes in the US following its announcement in November 2018;

–  the status of litigation proceedings involving Group companies, including updates on the class-actions in Quebec Province against Group subsidiary Imperial Tobacco Canada, the Fox River and Kalamazoo River proceedings, and claims brought by RAI dissenting shareholders following acquisition of the remaining shares in RAI;

–  updates on compliance matters, including allegations of misconduct, and progress of the Group’s ‘Delivery with Integrity’ compliance programme;

–  environment, health and safety performance for the preceding year and long-term targets and action plans;

–  refreshed International Marketing Principles, updates to the Group Supplier Code of Conduct and the Group’s annual Modern Slavery Act statement, and approving these for adoption;

–  the Group’s leaf sustainability performance and its leaf footprint;

–  the Group’s Risk Register, considering the Group’s risk appetite in the context of its strategic objectives, and determining the Group’s viability for reporting purposes, taking account of the Company’s current position and principal risks; and

–  the Group’s director and officer insurance cover.

–  Executive Director and Management Board succession planning, and monitoring the progress of Management Board development plans;

–  the effectiveness and performance of the Directors and Management Board members;

–  Non-Executive Director Board and Committee appointments;

–  the composition of Board Committees and approving changes to the Committees’ terms of reference;

–  proposed changes to the roles and responsibilities of the Management Board and approving new appointments;

–  the proposed new Directors’ Remuneration Policy;

–  internal governance processes and workforce engagement mechanisms, and approving revisions to align with the UK Corporate Governance Code 2018;

–  the Group’s talent and diversity strategy, and the progress of initiatives supporting its objectives;

–  the Group’s existing short- and long-term employee incentive schemes to integrate the participation of RAI Companies’ employees into those schemes;

–  the funding positions relating to the Group’s retirement benefit schemes; and

–  the revised Group Data Privacy Policy and approving the policy for adoption across the Group.

Strategy review highlights: Sustainability

International Marketing Principles: The Board approved refreshed International Marketing Principles applicable across all Group product portfolios, designed to underpin the Group’s transforming tobacco strategy and to coherently articulate the Group’s commitment to marketing all our products responsibly and in full compliance with product and other regulations in all markets in which we operate. The Board was also updated on the robust measures maintained across the Group to prevent youth access to vapour and other products.

Group Supplier Code of Conduct: The Board reviewed changes to the Group Supplier Code of Conduct, to integrate the requirements of RAI Companies and to specify additional supply chain controls in relation to conflict minerals, and approved the adoption of the revised Supplier Code of Conduct across the Group.

Strategy review highlights: Winning organisation

Workforce engagement: The Board approved a refreshed approach to Group workforce engagement, implemented from January 2019, to ensure the Group maintains channels delivering meaningful and regular dialogue with our workforce. Given the geographical spread, scale and diversity of our workforce, the Group uses a range of engagement mechanisms to enable this, supplemented by regular Board reporting and feedback to the workforce, discussed further on page 26. The Board will report on these arrangements and their effectiveness in the Company’s Annual Report and Form 20-F 2019.

Developing talent as a competitive advantage: The Board completed a comprehensive review of the Group’s talent and diversity strategy, and initiatives supporting its objectives, including the launch of Parents@BAT, guaranteeing minimum paid leave and flexible work benefits for every new parent employed across all markets.

BAT Annual Report and Form 20-F 2018	59

Directors’ Report

Board effectiveness

Balance of Non-Executive Directors

and Executive Directors

Length of tenure of

Non-Executive Directors

Gender split of Directors

Ethnicity split of Directors

* applying the Parker Report guidance.

Nationality of Directors

Note: The information in the above charts is at 31 December 2018.

Balance and diversity

Our Non-Executive Directors come from broad industry and professional backgrounds, with varied experience and expertise aligned to the needs of our business. Short biographies of the Directors are set out in this section on pages 54 and 55.

The Hampton-Alexander Review set recommendations aimed at increasing the number of women in leadership positions in FTSE 350 companies, including a target of 33% representation of women on FTSE 350 Boards by 2020. From 1 April 2019, women will represent 30.0% of our Board and 14.3% of our Management Board.

The Board appreciates the benefits of diversity in all of its forms, within its own membership and at all levels across the Group. Our Strategic Report discusses our Group diversity initiatives and provides details of the representation of women in our total workforce and in our senior manager population on pages 24 to 26.

Board Diversity Policy

We believe that great talent and an engaging culture are key to our success, and diversity is a critical component of both.

‘Strength from Diversity’ is one of our Group’s long-standing four Guiding Principles. This principle is reflected in our Group Employment Principles discussed further on pages 25 and 26, and is taken into consideration in determining the composition of our Board and Management Board.

We think of diversity in its widest sense, as those attributes that make each of us unique. These include our race, ethnicity, cultural background, geographical origin, gender, age, disability, sexual orientation, religion, skills, experience, education, professional background, perspectives and thinking styles.

The Nominations Committee is responsible for regularly reviewing the composition of the Board and Management Board to ensure both boards have an appropriate balance of skills, expertise and knowledge, and ensuring that all appointments are made on merit against objective criteria and with due regard for the benefits of diversity. These principles were rigorously applied by the Nominations Committee in identifying and recommending Jack Bowles for appointment to the Board.

Our Board Diversity Policy sets out the Board’s commitment to the following objectives:

–	considering all aspects of diversity when reviewing the composition of, and succession planning for, the Board and Management Board;
–	considering a wide pool of candidates of both genders for appointment to the Board;

–	maintaining at least 30% representation of women on our Board, with the ambition of progressing towards further gender balance;

–

giving preference, where appropriate, to engagement of executive search firms that are accredited under the Standard and Enhanced Codes of Conduct for Executive Search Firms, which include gender diversity; and

–

oversight of the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers, through the activities of the Nominations Committee.

Please refer to page 72 for details of progress in 2018 against these objectives.

Independence

The Board considers all Non-Executive Directors to be independent, as they are free from any business or other relationships that could interfere materially with, or appear to affect, their judgement.

In respect of Luc Jobin and Holly Keller Koeppel, who were originally appointed to the Board following the acquisition of RAI and pursuant to the Agreement and Plan of Merger with RAI, the Board determined each of them to be independent Directors, having taken into account their respective periods of service on the board of RAI as independent, non-executive directors.

The Board has also considered the independence requirements outlined in the NYSE’s listing standards and has determined that these are met by the Chairman and all the Non-Executive Directors.

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

During 2018, the Board convened a Conflicts Committee at which the interests of Dr Marion Helmes were noted. There were two appointments considered, her appointment to the Board of Heineken N.V., where no reasonable likelihood of conflict was identified, and her appointment to the Board of Siemens Healthineers AG, where a situational conflict was authorised by the Conflicts Committee.

60	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

A further Conflicts Committee was convened to consider Lionel Nowell, III’s appointment to the Board of Ecolab Inc. where a potential conflict was identified and authorised by the Conflicts Committee.

The Board, in accordance with the Company’s procedures, confirmed the Conflicts Committee’s decisions in these above matters.

Where a situational conflict was authorised, that Director is regarded as having an interest in any transaction or agreement between the Company and that entity, without the requirement to give further notice.

In December 2018, the Board noted that in respect of Dimitri Panayotopoulos’ appointment as a member of the Advisory Board of JBS USA Food Company, whose parent company, JBS S.A. was previously a supplier to the Group, it was established that since September 2017 both JBS S.A. and JBS USA Food Company were no longer suppliers to the Group and that a situational conflict no longer exists.

The Board further noted that Richard Burrows will step down as Senior Independent Director and Non-Executive Director of Rentokil Initial PLC on 8 May 2019, when a situational conflict will no longer exist. Mr Burrows also stepped down from the Board of Craven House Capital PLC on 17 October 2018.

Information and professional development

Board induction

On joining the Board, all Directors receive a full induction tailored to their individual requirements.

Jack Bowles completed our Executive Director induction programme in preparation for his appointment to the Board on 1 January 2019. Mr Bowles’ induction focused on the Company’s corporate governance structures, Board processes, responsibilities as Chief Executive and Directors’ duties more generally, shareholder and wider stakeholder engagement programmes and perspectives, and the UK and US regulatory frameworks applicable to listed issuers.

Training and professional development

Non-Executive Directors receive a full programme of briefings on an annual basis across all areas of the Company’s business from the Executive Directors, members of the Management Board, the Company Secretary and other senior executives.

Non-Executive Directors regularly attend meetings of the Group’s Regional Audit and Corporate and Social Responsibility Committees and Corporate Audit Committee to gain an enhanced understanding of the Group’s regions and central functions and the risks faced by the business at market, regional and functional levels.

The Chairman meets with each Non-Executive Director individually towards the end of each year, to discuss their individual training and development plans.

Training and development highlights:

Group product portfolio

The Board gained extensive insight into the Group’s product innovation pipeline and the science supporting it, presented by scientists, product developers and other R&D teams at our Global R&D Centre in Southampton.

UK Corporate Governance

The Board received a series of briefings on the UK Corporate Governance Code 2018 and new UK reporting regulations from the Company Secretary and the Company’s external legal advisers and discussed the revised Code and the spirit in which it should be implemented. These activities informed Board decisions on the practical steps to be taken across the Group to align our corporate governance with the new requirements from 1 January 2019.

Non-Executive Director meetings

When required, the Non-Executive Directors, led by the Chairman, meet prior to or following Board meetings. Regular meetings led by the Chairman are scheduled in the Board calendar without the Executive Directors present.

The Executive and the Non-Executive Directors also meet annually, led by the Senior Independent Director and without the Chairman present, to discuss the Chairman’s performance.

Board evaluation

Evaluation process

The performance and effectiveness of the Board, its Committees, the Executive and Non-Executive Directors and the Chairman were evaluated internally in 2018, facilitated by the Company Secretary, using a series of detailed questionnaires. An external evaluation was undertaken in 2016, facilitated by Independent Audit Limited.

The Chairman is responsible for the overall evaluation process and each Committee Chair is responsible for the evaluation of the performance and effectiveness of their Committee.

All Directors participated in the evaluation process, assessing the Board, the Committees of which they were a member or regularly attended in 2018, and each of the Directors individually. Directors were requested to rank the Board, their Committees and each other against several outcomes across a range of different areas and to provide commentary to support their assessments.

Anonymised reports specifying the findings of the evaluations were prepared by the Company Secretary for the Board and each Committee. The Board or respective Committee (as applicable) then reviewed and discussed their report and identified action areas for 2019 taking into account the evaluation findings.

The Chairman received reports from the Company Secretary on the performance and effectiveness of each of the Executive and Non-Executive Directors in 2018 and individual feedback was provided by the Chairman to each of the Directors. The Senior Independent Director received a report from the Company Secretary on the Chairman’s performance and effectiveness in 2018 and led a discussion reviewing the Chairman’s effectiveness with the other Directors (without the Chairman present). The Senior Independent Director then provided individual feedback to the Chairman.

Directors: information and advice
Information: Board and Committees

– Directors receive papers for review in good time ahead of each meeting;

– the Company Secretary ensures effective information flow within and between the Board and its Committees, and between the Non-Executive Directors and senior management; and

– the Company Secretary, in conjunction with external advisers where appropriate, advises the Board on all governance matters.

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

BAT Annual Report and Form 20-F 2018	61

Directors’ Report

Board effectiveness continued

Evaluation outcomes

The findings of the annual Board evaluation show that the Board and each of its Committees continues to function effectively. The Directors work very well together and they each contribute effectively to the Board and their designated Committees.

Key strengths of the Board include its broad range of expertise and diversity of skill sets, its strong understanding of the Group’s business and the competitor landscape, and its scrutiny of business strategy and performance. Board members receive high-quality information enabling effective decision making and are well supported by the Company Secretary. The Board’s oversight of the integration of the US business into the Group, its leadership of the evolution of the NGP category and its pro-active management of succession planning for the Chief Executive were highlighted as examples of the Board’s effectiveness.

Frequent opportunities for the Board to engage with senior management and conduct ‘deep dives’ into key aspects of Group strategy continue to be highly valued by the Non-Executive Directors. Board feedback welcomed the extensive insights gained from meeting with scientists, product developers and other R&D teams at the Group’s Global R&D Centre in Southampton and recognised the high quality of operational performance information provided to the Board. The Board identified that these strategic sessions should remain a focus in 2019 through R&D Centre and market visits.

The Board retains an effective balance of skills and experience, and diversity of gender, nationalities and backgrounds, to enable it to perform effectively. The Executive Directors remain highly regarded, including for their valuable expertise and the in-depth industry knowledge they bring to the Board. The Chairman continues to ensure that Board meetings are conducted effectively with sufficient time allocated, particularly for significant or emerging matters.

As part of the annual Board evaluation, the Board assessed progress against the areas of focus identified for 2018 reported in the Company’s 2017 Annual Report and Form 20-F.

The Remuneration Committee has led a focused review of the Directors’ Remuneration Policy over the year to develop a revised policy that remains aligned with shareholder interests. The Remuneration Committee Chairman continues to lead a programme of engagement with shareholders to understand their views on the Company’s policy proposals in advance of the Company’s 2019 AGM.

Sufficient time has been allocated to ongoing risk monitoring and oversight of compliance issues, supported by continued enhancement of the Group’s global business conduct framework described further at pages 30 to 31.

The Nominations Committee has reviewed the size and composition of the Board and the membership of Board Committees in view of the retirements of Ann Godbehere, Dr Pedro Malan and Lionel Nowell, III. As part of this review, the Board accepted the recommendations of the Nominations Committee to appoint Holly Keller Koeppel as the Chairman of the Audit Committee, to appoint Luc Jobin to the Audit Committee and to appoint Dr Marion Helmes to the Remuneration Committee with effect from 14 January 2019 (Dr Helmes and Mr Jobin having stepped down from the Audit and Remuneration Committees, respectively from that date). Board succession planning will continue to be a priority for the Nominations Committee in 2019.

Other areas of focus for 2019, identified through the annual Board evaluation, include enhanced Board review of the Group’s culture and its alignment with the Group’s purpose, values and strategy, continued rigour in the oversight of the development of a diverse senior management succession pipeline and the allocation of additional time for the Nominations Committee to review and monitor the progress of the Group’s diversity strategies.

Shareholder engagement

Dialogue with our shareholders

The Board is committed to open and transparent dialogue with shareholders. The Senior Independent Director and other Non-Executive Directors are available to meet with major shareholders on request. The AGM is an opportunity for further shareholder engagement and for the Chairman to explain the Company’s progress and, with other members of the Board, to answer any questions.

All Directors attend the AGM, unless illness or pressing commitments prevent them. All Directors, except for Lionel Nowell, III, attended the AGM in 2018.

Details of our 2019 AGM are set out on page 321.

Update on 2018 AGM voting results

All resolutions were passed at the Company’s AGM held on 25 April 2018 with the requisite majority of votes. However, in respect of three resolutions, the re-election of Dr Marion Helmes as Director, authority to allot shares and the Directors’ Remuneration Report, we acknowledge that a significant minority of our shareholders did not support these resolutions.

Dr Marion Helmes has since stepped down from the Supervisory Board of Bilfinger SE with effect from 15 May 2018 and has also retired as a Non-Executive Director of NXP Semiconductors N.V. with effect from 22 June 2018. Following these retirements, and with her appointment to the Supervisory Board of Heineken N.V. from 19 April 2018, Dr Helmes’ portfolio of listed company non-executive directorships (and equivalent) total five appointments (including her position at British American Tobacco). The Board continues to listen to the views of our shareholders and Directors are required to obtain Board approval prior to undertaking additional external appointments.

 Compliance statement

Throughout the year ended 31 December 2018, we applied the Main Principles of the April 2016 version of the UK Corporate Governance Code as it applies to the year ended 31 December 2018. The Company was compliant with all provisions.

The Board considers that this Annual Report and Form 20-F, and notably this section, provides the information shareholders need to evaluate how we have complied with our current obligations under the Code. For ease of reference, we prepare a separate voluntary annual compliance report by reference to each provision of the Code, available at www.bat.com/governance.

From 1 January 2019, we have applied the Principles of the July 2018 version of the UK Corporate Governance Code and we will report on our application of those Principles in the Company’s Annual Report and Form 20-F for 2019.

We comply with the Disclosure Guidance and Transparency Rules requirements for corporate governance statements by virtue of the information included in this section, together with the information contained in the Other Information section.

As a result of the listing of the Company’s American Depositary Shares (ADSs) on the NYSE, the Company is required to meet certain NYSE requirements relating to corporate governance matters. Certain exceptions to these requirements apply to the Company as a foreign private issuer. For a discussion of the significant differences between the NYSE requirements and the Company’s practices, please see page 293.

62	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

In respect of authority to allot shares, it is standard market practice for many FTSE listed companies to retain this type of authority and the authority sought by the Company at its 2018 AGM is in accordance with the Investment Association’s share capital management guidelines. However, we are aware that some institutional investors, particularly in South Africa, have policies against supporting this type of resolution. We will continue to listen to the views of our shareholders in order to better understand the position of those for which this resolution presents concerns, and will keep best practice under review.

Please refer to page 108 for an update in respect of the resolution regarding the 2017 Directors’ Remuneration Report.

Annual investor relations programme

A full programme of engagement with shareholders, potential investors and analysts, in the UK and overseas, is undertaken each year by the Head of Investor Relations, usually accompanied by one or more of the Executive Directors. The Chairman also met with shareholders over the year and, following his appointment as CEO Designate, Jack Bowles has also attended shareholder meetings.

Every two years, combined investor meetings are held over two days with the Management Board in attendance. Our next investor event will be held in March 2019 in London.

In 2018, as part of the annual investor relations programme, meetings were held with institutional shareholders owning the majority of the Group’s shares, primarily in the UK, US and South Africa. Over the past year, over 380 investor engagement activities were completed, mainly comprising face to face meetings, telephone conferences and group meetings. Regular investor presentations were also given and these together with the results presentations are published on www.bat.com. All results presentations are also available to shareholders by webcast.

In addition, there is a microsite on www.bat.com for debt investors, with comprehensive bond holder information on credit ratings, debt facilities, outstanding bonds and maturity profiles.

During 2018, the Remuneration Committee Chairman led an extensive programme of shareholder engagement in relation to proposed revisions to the Directors’ Remuneration Policy, supported by the Chairman, the Executive Directors and members of senior management. Engagement with shareholders on the revised policy has continued in the lead up to the Company’s 2019 AGM. Please refer to the Remuneration Report for details of this engagement programme and the Company’s regard for shareholder interests in developing the revised policy.

Board reporting on shareholder views

During 2018, the Head of Investor Relations regularly updated the Board on key issues raised by institutional shareholders and provided commentary on share price performance. Key issues raised by shareholders and considered by the Board during 2018 included the growth of PRRPs, the US market, FDA regulation and Group debt.

The Chairman and the Executive Directors regularly update the Board on their dialogue with shareholders. The Board discusses key issues raised and takes shareholder feedback into account in developing the Group’s strategy.

For disclosures required by paragraph 7.2.6 of the Disclosure Guidance and Transparency Rules and the Companies Act 2006 see the Other Information section.

BAT Annual Report and Form 20-F 2018	63

Directors’ Report

Audit Committee

Kieran Poynter Chairman of the Audit Committee to 14 January 2019

Holly Keller Koeppel Current Chairman of the Audit Committee

Audit Committee current members
Holly Keller Koeppel (Chairman from 14 January 2019)
Luc Jobin (from 14 January 2019)
Kieran Poynter (Chairman to 14 January 2019)

Attendance at meetings in 2018
		Attended/Eligible to attend

Name	Member since	Scheduled	Ad hoc
Holly Keller Koeppel[1]	2017	5/5	0/0
Dr Marion Helmes3(d)	2016 - 2019	5/5	0/0
Dr Pedro Malan3(b)	2016 - 2018	2/2	0/0
Lionel Nowell, III2(b), 3(c)	2017 - 2018	3/5	0/0
Kieran Poynter[1]	2012	5/5	0/0

Notes:
1.	Holly Keller Koeppel, Luc Jobin and Kieran Poynter each have recent and relevant financial experience. Holly Keller Koeppel, Luc Jobin and Kieran Poynter are each designated as an audit committee financial expert in accordance with applicable US federal securities laws and NYSE listing standards. The members of the Committee as a whole have competence relevant to the sectors in which the Group operates.

2.	Number of meetings in 2018: (a) the Committee held five meetings in 2018; and (b) Lionel Nowell, III did not attend the meetings held in April and July due to prior commitments.

3.	Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2016 Provision C.3.1., applicable US federal securities laws and NYSE listing standards; (b) Dr Pedro Malan ceased to be a member of the Committee upon his retirement as a Non-Executive Director on 25 April 2018; (c) Lionel Nowell, III ceased to be a member of the Committee upon his retirement as a Non-Executive Director on 12 December 2018; and (d) Dr Marion Helmes ceased to be a member of the Committee with effect from 14 January 2019.

4.	The Finance Director attends all meetings of the Committee but is not a member. Other Directors may attend by invitation. The Director of Legal & External Affairs, the Group Head of Internal Audit and the external auditors also attend meetings on a regular basis.

5.

The Committee meets alone with the external auditors and, separately, with the Group Head of Internal Audit at the end of every Committee meeting. The Committee also meets periodically with management.

For the Committee’s terms of reference see
www.bat.com/governance

Role

The Audit Committee monitors and reviews the:

–

integrity of the Group’s financial statements and any formal announcements relating to the Company’s performance, considering any significant financial reporting issues, significant judgments and estimates reflected in them, before their submission to the Board;

–	consistency of the Group’s accounting policies;

–	effectiveness of, and makes recommendations to the Board on, the Group’s accounting, internal accounting and other financial controls, auditing matters and business risk management systems;

–	effectiveness of the Company’s internal audit function; and

–

independence, performance, effectiveness and objectivity of the Company’s external auditors, making recommendations as to their reappointment (or for a tender of audit services where appropriate), and approving their terms of engagement and the level of audit, audit-related and non-audit fees.

 Audit Committee terms of reference

Revised Audit Committee terms of reference have been adopted by the Board to reflect revisions to internal governance and reporting processes to align with the requirements of the UK Corporate Governance Code 2018. The revised Audit Committee terms of reference incorporate:

 –  the Committee’s role in supporting the Board to carry out a robust assessment of the Company’s emerging risks;

 –  the Committee’s role in supporting the Board to routinely review the Group’s whistleblowing channels, the reports arising from their operation, and the arrangements in place for proportionate and independent investigation and follow up, as appropriate; and

 –  confirmation of the Committee’s responsibility to conduct the tender process for appointment of external auditors from time to time, as considered necessary or as required by applicable regulations.

64	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Key activities in 2018

Regular work programme – reviewing:

–	the Group’s 2017 results, 2018 half-year results, the application of accounting standards, and the external auditors’ reports where results are audited;

–

the Group’s external auditors’ year-end audit, including the key audit matters, materiality assessments and the Group’s control environment, and confirming the independence of the Group’s external auditors;

–	the Basis of Preparation and Accounting Judgements;

–	adjusting items, applicable accounting treatment and the use of alternative performance measures;

–	the annual assessment of goodwill impairment;

–	the accounting applicable to retirement benefits liabilities and assets;

–	the Group’s liquidity position, current facilities and financing needs through 2018;

–	the steps taken to validate the Group’s ‘going concern’ assessment at half-year and year-end and agreeing on the process and steps taken to determine the Group’s viability statement at year-end;

–

the internal processes followed for the preparation of the Annual Report and Form 20-F 2018 and confirming that the processes appropriately facilitated the preparation of an Annual Report and Form 20-F that is ‘fair, balanced and understandable’;

–	the Group’s Risk Register, including prioritisation and categorisation of, and mitigating factors in respect of, Group risks;

–

regular reports from the Group Head of Internal Audit on internal audits of markets, processes and operations, management responses to internal audit findings and action plans put in place to address any issues raised;

–	the 2019 internal audit plan and progress against the 2018 plan;

–

the Group’s sustainability performance, including the Group’s youth smoking prevention activities and the Group’s corporate social investment in the focus areas of empowerment, civic life and sustainable agriculture and environment initiatives in countries and communities in which the Group operates;

–	periodic reports from the Group’s Corporate Audit Committee and Regional Audit and Corporate Social Responsibility Committees;

–	annual and interim reports on the Group’s Business Conduct & Compliance programme, whistleblowing and compliance with the Group Standards of Business Conduct (SoBC);

–	the annual report from the Group Head of Security on security risks, losses and fraud arising during the preceding year;

–	half-year and year-end reports on political contributions; and

–	the Committee’s effectiveness in 2018, following the annual evaluation of the Committee discussed further at page 61.

Further specific matters considered by the Committee in relation to the financial statements:

–

in relation to the offer to bond holders to exchange debt (previously issued under Rule 144A format) for SEC registered bonds discussed at page 40, the revision of the 2017 financial statements to reflect the Group’s regional structures and retrospective implementation of IFRS 15 (Revenue from Contracts with Customers), as required by applicable US securities regulations;

–

revisions to the Group’s accounting policies to reflect the application of IFRS 9 (relating to financial instruments) with effect from 1 January 2018, the retrospective application of IFRS 15 (Revenue from Contracts with Customers) and management’s impact assessment of the application of IFRS 9 and 15, discussed further at note 1 in the Notes on the Accounts; and

–

methodology for the Group’s application of IFRS 16 (Leases) with effect from 1 January 2019 and revisions to the Group’s accounting policies to reflect the application of IFRS 16, discussed further at note 1 in the Notes on the Accounts.

Significant accounting judgements considered by the Committee in relation to the 2018 financial statements:

–

the Group’s significant tax exposures: the Committee reviewed periodic updates on corporate tax matters and considered reports from the Group Head of Tax on the current status of the Franked Income Investment Group Litigation Order (FII GLO) and the status of issues in various markets. These included significant tax disputes in Brazil, South Africa and the Netherlands. The Committee confirmed management’s assessments and extended disclosures in respect of these tax exposures (see note 28 in the Notes on the Accounts);

–

contingent liabilities, provisions and deposits in connection with ongoing litigation: the Committee confirmed that quarterly deposits made as security for costs in relation to the Quebec class-actions by the Group’s subsidiary Imperial Tobacco Canada would continue to be treated as an asset to be recovered upon a successful appeal of the original judgment (see note 14 in the Notes on the Accounts) and approved the continued recognition of a contingent liability pending the final outcome of the class-actions (see note 28 in the Notes on the Accounts). The Committee reassessed the provision in respect of the Fox River clean-up costs and related legal expenses subsequent to a funding agreement in relation to the sharing of the costs. The Committee confirmed that the provision would be retained at the prior year level (see note 3 in the Notes on the Accounts), although inherent uncertainties remain (see note 28 in the Notes on the Accounts). The Committee reviewed the position in respect of the Kalamazoo River claim and agreed with management’s assessment that no provision should be recognised on the basis set out at note 28 in the Notes on the Accounts;

–

foreign exchange: as the Group has operations in certain territories with severe currency restrictions where foreign currency is not readily available, the Committee assessed management’s approach to applicable accounting treatment and was satisfied that the methodologies used to determine relevant exchange rates for accounting purposes were appropriate;

BAT Annual Report and Form 20-F 2018	65

Directors’s Report

Audit Committee continued

–

RAI group companies: the Committee reviewed and approved the final purchase price allocation in relation to the acquisition in 2017 of the remaining shares in RAI not already owned and subsequently the 2018 assessment of the carrying value of the intangibles, including goodwill. The Committee also considered and concurred with management’s approach to accounting for the Master Settlement Agreement, the Engle class-action and progeny cases and claims brought by RAI dissenting shareholders seeking determination of ‘fair value’ for their shares following acquisition of the remaining shares in RAI (see note 28 in the Notes on the Accounts); and

–

proposed FDA regulations: the Committee considered the potential impact of the FDA’s announcement proposing to regulate or prohibit menthol in cigarettes in the US and agreed with management’s judgement that, in accordance with IFRS, this did not constitute an impairment trigger on the basis that (amongst other factors) any proposed regulation of menthol in cigarettes would need to be introduced through the established US comprehensive rule-making process, the timetable and outcome for which was uncertain, and it was unclear how any such potential US regulation might affect the manufacture and marketing of Group combustible brands containing menthol, indicating a lack of evidence that any impairment had occurred and that the amount of any potential impairment could not be reasonably estimated at this time. The Committee requested that management continue to monitor developments in relation to the FDA’s proposals and required that potential impact be kept under review.

Other specific matters considered by the Committee:

–	review of the Company’s status as a Foreign Private Issuer for the purposes of US securities laws;

–	revisions to the Audit Committee terms of reference to reflect internal governance changes implementing the UK Corporate Governance Code 2018;

–

evaluation of the progress on the Group’s ‘Delivery with Integrity’ compliance programme (discussed further on page 31) and monitoring SoBC incident reporting and the effectiveness of ‘Speak Up’ channels;

–

review of the outcomes from assessments of key countries of concern to the Group from a human rights perspective, including local compliance with the Group’s Supplier Code of Conduct and other applicable Group policies in those countries; and

–	oversight of the assessment of UK Group company payment practices and the procedures established to ensure that applicable companies report on payment practices in compliance with UK regulations.

Risk topics considered by the Committee included:

–	oversight of the programme established to ensure ongoing SOx compliance (discussed further at page 69);

–	the status of Group subsidiary Imperial Tobacco Canada’s appeal of the class-action judgment in Quebec Province (see note 28 in the Notes on the Accounts);

–	revisions to the Group’s risk appetite framework as it relates to the Group’s strategic objectives and regular review of emerging risks to the Group prior to Board assessment;

–	the report on the effectiveness of the Company’s risk management system;

–	risks associated with increased exposure to interest rate changes on net finance costs, arising from existing and future refinanced debt;

–	Group anti-bribery and corruption controls, with emphasis on the controls established in markets assessed to be exposed to higher bribery and corruption risks;
–	impact of the EU General Data Protection Regulation (GDPR), review of the Group-wide programme established to support GDPR compliance from 1 May 2018 and oversight of programme implementation;

–

increased threat of cyber-attack to the Group’s operations and the evolving nature of those threats, and the Group’s implementation of enhanced administrative, technical and physical defence capabilities to protect its information systems and data through a cyber security roadmap integrated across the Group, including business continuity plans, security policies and procedures, network and systems monitoring, employee training and third-party risk assessments; and

–

periodic reassessment of the risks faced by the Group as a consequence of the UK’s decision to exit the EU (Brexit), including potential risks relating to increased costs of capital, transactional and translational foreign exchange rate exposures, supply chain continuity, taxation and changes in customs duty, and talent acquisition and retention.

For further information please refer to the Principal Group risks on pages 48 to 52 and the Group risk factors on pages 270 to 284.

Audit Committee effectiveness

An annual evaluation of the Committee’s effectiveness was undertaken as part of the wider internal Board evaluation conducted in 2018. The evaluation found that the Board considered the Committee to operate effectively and that its working relationship with the Board continues to be sound. The process by which the Committee’s effectiveness was evaluated is discussed at page 61.

External auditors

KPMG LLP (KPMG) were appointed as the Company’s auditors with effect from 23 March 2015, following a formal tender process carried out in 2015. The Committee considers the relationship with the auditors to be working well and remains satisfied with their effectiveness.

 UK Competition and Markets Authority Audit Order

The Company has complied with the Statutory Audit Services Order issued by the UK Competition and Markets Authority for the financial year ended 31 December 2018.

Group Auditor Independence Policy (AIP)

The Group has an established AIP, reflecting the requirements of applicable laws, to safeguard the independence and objectivity of the Group’s external auditors and to specify the approval processes for the engagement of the Group’s external auditors to provide audit, audit-related and other non-audit services.

The key principle of the AIP is that the Group’s external auditors may only be engaged to provide services in cases where the provision of those services does not impair the independence and objectivity of the Group’s external auditors. The Committee recognises that using the external auditors to provide services can be beneficial given their detailed knowledge of our business. However, the AIP does not permit the Committee to delegate its responsibilities to the external auditors and the external auditors are only permitted to provide audit, audit-related and non-audit services in accordance with the AIP.

The AIP does not permit the external auditors to maintain a financial, employment or business relationship with any Group company, or provide services to any Group company, which:

–	creates a mutual or conflicting interest with any Group company;

–	places the external auditors in the position of auditing their own work;

–	results in the external auditors acting as a manager or employee of any Group company; or

–	places the external auditor in the position of advocate for any Group company.

66	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Audit services are approved in advance by the Committee on the basis of an annual engagement letter and the scope of audit services is agreed by the Committee with the external auditors.

Subject to the restrictions specified in the AIP, the external auditors may also provide certain non-audit services with the prior approval of the Committee. The requirement for the Committee’s pre-approval of non-audit services may be waived only if the aggregate amount of all non-audit services provided is less than 5% of the total amount paid to the external auditors during the reporting year, where those services were not recognised to be non-audit services at the time of engagement, and provided those services are promptly brought to the attention of the Committee and their provision is approved prior to completion of the audit in the relevant reporting year.

The provision of permitted non-audit services must be put to tender if expected spend exceeds limits specified in the AIP, unless a waiver of this requirement is agreed by the Finance Director and notified to the Committee.

The AIP:

–	requires Committee pre-approval for all audit, audit-related and other non-audit services, except in respect of non-audit services falling within the exceptions described above;

–

prohibits the provision of certain types of services by the external auditors, including those with contingent fee arrangements, expert services unrelated to audit and other services prohibited by US securities laws and the Public Company Accounting Oversight Board;

–

prohibits the Chief Executive, Finance Director, Group Financial Controller and Group Chief Accountant from having been employed by the external auditors in any capacity in connection with the Group audit for two years before initiation of an audit;

–

specifies requirements in respect of audit partner rotation, including for both the lead and the concurring external audit partners to rotate off the Group audit engagement at least every five years, and not to recommence provision of audit or audit-related services to the Group for a further five years; and

–

provides authority for the Committee to oversee any allegations of improper influence, coercion, manipulation or purposeful misleading in connection with any external audit, and to review any issues arising in the course of engagement with the external auditors.

External audit fees

The Committee reviews a schedule identifying the total fees for all audit and audit-related services, tax services and other non-audit services expected to be undertaken by the external auditors in the following year. Tax services and other non-audit services in excess of the tender thresholds referred to above must be itemised. Updated schedules are also submitted to the Committee at mid-year and year-end, so that it has full visibility of the Group spend on services provided by the Group’s external auditors.

A breakdown of audit, audit-related, tax and other non-audit fees paid to KPMG firms and associates in 2018 is provided in note 3(c) in the Notes on the Accounts and is summarised as follows:

Services provided by KPMG firms and associates 2018

	2018 £m	2017 £m
Audit services	15.1	17.6
Audit of defined benefit schemes	0.4	–
Audit-related assurance services	9.4	8.0
Total audit and audit-related services	24.9	25.6
Other assurance services	0.3	4.1
Tax advisory services	–	–
Tax compliance	–	0.2
Other non-audit services	–	–
Total non-audit services	0.3	4.3

Notes: In 2018, non-audit fees paid to KPMG amounted to 1.2% of the audit and audit-related assurance fees paid to them (2017: 16.8%). All audit and non-audit services provided by the external auditors in 2018 were pre-approved by the Committee. The other assurance services of £4.1 million in 2017 includes costs in relation to the Group’s acquisition of RAI and associated regulatory filings.

External auditor effectiveness

The Committee, on behalf of the Board, is responsible for the relationship with the external auditors. The Committee carries out an annual assessment of the Group’s external auditors, covering qualification, expertise and resources, and objectivity and independence, as well as the effectiveness of the audit process. This assessment takes into account the Committee’s interactions with, and observations of, the external auditors and gives regard to factors including:

–	experience and expertise of the external auditors in their direct communication with, and support to, the Committee;

–	their mindset and professional scepticism;

–	their effectiveness in completing the agreed external audit plan;

–	their approach to handling significant audit and accounting judgements;

–	content, quality and robustness of the external auditors’ reports; and

–	their provision of non-audit services, as noted above.

The Committee’s assessment is also informed by an external audit satisfaction survey completed by members of the Group’s senior management. No material issues were identified during the external auditor assessment in 2018. The Committee is satisfied with the qualification, expertise and resources of its external auditors and that the objectivity and independence of its external auditors are not in any way impaired by the non-audit services which they provide. The Committee has recommended to the Board the proposed reappointment of KPMG at the 2019 AGM.

The Committee Chairman, Finance Director, Director of Legal & External Affairs, Group Head of Internal Audit and the Company Secretary all meet with the external auditors regularly throughout the year to discuss relevant issues as well as the progress of the external audit. Any significant issues are included on the Committee’s agenda.

FRC Audit Quality Review

The UK Financial Reporting Council (FRC) Audit Quality Review (AQR) team selected the audit of the Group’s financial statements for the year ended 31 December 2017 for review, as part of their annual inspection of audit firms. The AQR covered the audit work at Group level and the AQR report did not identify any significant areas for improvement. The Committee reviewed and discussed the scope of the AQR, the AQR report conclusions and the actions that will be taken in response to the AQR findings with the External Audit Engagement Partner.

BAT Annual Report and Form 20-F 2018	67

Directors’ Report

Audit Committee continued

Competition & Markets Authority statutory audit market study

The UK Competition and Markets Authority (CMA) invited the Company to participate in its statutory audit market survey in 2018. The Committee Chairman led the Committee’s response to the CMA’s requests for information in connection with the study. The Committee Chairman also met with representatives from the CMA’s study team to discuss the UK statutory audit market and the Company’s approach to external audit tenders.

Risk management and internal control

Overview

The Company maintains its system of risk management and internal control with a view to safeguarding shareholders’ investment and the Company’s assets. It is designed to identify, evaluate and manage risks that may impede the Company’s objectives. It cannot, and is not designed to, eliminate them entirely. The system therefore provides a reasonable, not absolute, assurance against material misstatement or loss. A description of the principal risks that may affect the Group’s business is provided in our Strategic Report on pages 48 to 52.

The main features of the risk management processes and system of internal control operated within the Group are described below. These have been in place throughout the year under review and remain in place to date. These do not cover associates of the Group.

Board oversight

During the year, the Board considered the nature and extent of the principal risks that the Group is willing to take to achieve its strategic objectives (its ‘risk appetite’) and for maintaining sound risk management and internal control systems. It keeps its risk appetite under review to ensure that it is appropriate and consistent with internal policies and the Group’s strategic objectives.

With the support of the Committee, the Board conducts a review of the effectiveness of the Group’s risk management and internal control systems annually. This review covers all material controls including financial, operational and compliance controls and risk management systems.

Audit and CSR Committee framework

The Group’s Regional Audit and CSR Committee framework underpins the Board’s Audit Committee. It provides a flexible channel for the structured flow of information through the Group, with committees covering each of the Group’s regions, and locally-listed Group entities and complex markets where considered appropriate in certain markets. The Regional Audit and CSR Committees are supported by Risk and Control Committees established at business unit level, and within certain Group functions where considered appropriate.

The Group’s Regional Audit and CSR Committee framework structure was amended with effect from 1 May 2018 to reflect the Group’s new international business model, and to establish a Regional Audit and CSR Committee for each of the three Group regions, in addition to the RAI Regional Audit and CSR Committee covering the Group’s US business. The Committee approved revised terms of reference for the Regional Audit and CSR Committee to implement this new international structure. The Group’s Regional Audit and CSR Committees are all chaired by a member of the Management Board and attended by one or more Non-Executive Directors.

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

Risk management

Risk registers, based on a standardised methodology, are used at Group, regional, area and individual market level to identify, assess and monitor the risks (both financial and non-financial) faced by the business at each level. Information on prevailing trends, for example whether a risk is considered to be increasing or decreasing over time, is provided in relation to each risk and all identified risks are assessed and prioritised at three levels by reference to their impact (high/medium/ low) and likelihood (probable/possible/unlikely).

Mitigation plans are required to be in place to manage the risks identified and progress against those plans is monitored. The risk registers are reviewed on a regular basis. Regional and above-market risk registers are reviewed regularly by the relevant Regional Audit and CSR Committee or the Corporate Audit Committee, as appropriate.

At Group level, specific responsibility for managing each identified risk is allocated to a member of the Management Board. The Group Risk Register is reviewed regularly by a committee of senior managers, chaired by the Finance Director. In addition, it is reviewed annually by the Board and twice yearly by the Committee. The Board and the Committee review changes in the status of identified risks, assessing the changes in impact and likelihood. The Committee also conducts ‘deep dives’ into selected risks, meeting senior managers responsible for managing and mitigating them, so that it can consider those risks in detail.

The Board noted that the Group’s principal risks remained significantly unaltered during 2018.

For more information on risks see the Principal Group risks on pages 48 to 52 and the Group risk factors on pages 270 to 284.

Internal control

Group companies and other business units are annually required to complete a checklist, called Control Navigator, of the key controls that they are expected to have in place. Its purpose is to enable them to self-assess their internal control environment, assist them in identifying any controls that may need strengthening and support them in implementing and monitoring action plans to address control weaknesses. The Control Navigator checklist is reviewed annually to ensure that it remains relevant to the business and covers all applicable key controls. In addition, at each year-end, Group companies and other business units are required to:

–	review their system of internal control, confirm whether it remains effective and report on any material weaknesses and the action being taken to address them; and

–	review and confirm policies and procedures to promote compliance with the SoBC are fully embedded within the Group company or business unit and identify any material instances of non-compliance.

68	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

The results of these reviews are reported to the relevant Regional Audit and CSR Committees or to the Corporate Audit Committee, and to the Committee, to ensure that appropriate remedial action has been, or will be, taken where necessary. They are also considered by the SOx Steering Committee and the Disclosure Committee in determining management’s opinion on ICFR.

Internal Audit function

The Group’s Internal Audit function is responsible for carrying out risk-based audits of Group companies, other business units, and in relation to global processes. The internal audit function of RAI Companies was integrated into the Group’s Internal Audit function and its ways of working with effect from 1 January 2018, reporting directly to the Group Head of Internal Audit.

There is a separate Business Controls Team which provides advice and guidance to the Group’s businesses on best practices in risk management and controls systems.

The Group’s Internal Audit function maintains a rolling 18-month audit plan, which is reviewed by the Committee on an annual basis. The internal audit plan is aligned to the Group’s Risk Register and prioritises principal risk areas in relation to the Group’s business. In 2018, internal audits covered various markets, Group manufacturing facilities, functional transformation programmes and specific processes, including readiness for compliance with the EU Tobacco Products Directive. The Committee considered internal audit findings and action plans established to address any issues identified.

The internal audit plan for 2019 reviewed by the Committee places increased focus on emerging risks for the Group, emphasising audits relating to THP and vapour processes, enterprise organisation programmes and global business services, whilst maintaining thorough coverage of core business activities, lines of defence and IT controls. The scope of each internal audit is assessed for SOx impact and audit of applicable SOx controls is included where relevant. Reviews of SOx controls and their effectiveness are primarily conducted by the Group’s Business Controls Team and assurance is also undertaken by the Group’s external auditors, as referred to below.

The Committee reviews the effectiveness of the Company’s Internal Audit function on an annual basis. The Committee considers the Internal Audit function to be effective and to have the necessary resources to enable it to fulfil its mandate.

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

The current and previous Committee Chairmen participated in the Annual Report and Form 20-F 2018 drafting and review processes, and engaged with the Finance Director and the Group Head of Internal Audit during the drafting process.

SOx compliance oversight

Following the registration of Company securities in 2017 under the US Securities Act of 1933, as amended (the Securities Act), the Company is subject to certain rules and regulations of US securities laws, including the US Securities Exchange Act 1934 and SOx. SOx places specific responsibility on the Chief Executive and the Finance Director to certify or disclose information applicable to the financial statements, disclosure controls and procedures (DCP) and the internal controls over financial reporting (ICFR). For 2018, this includes our Chief Executive and Finance Director giving attestation, required for the first time, in respect of ICFR effectiveness under §404 of SOx.

The Committee has oversight of processes established to ensure full and ongoing compliance with applicable US securities laws, including SOx. Two committees provided assurance during 2018 with regard to applicable SOx certifications. The Disclosure Committee reviews the Company’s financial statements for appropriate disclosure and designs and maintains DCPs and reports to, and is subject to the oversight of, the Chief Executive and the Finance Director. A sub-committee of the Disclosure Committee, the SOx Steering Committee, provides assurance that ICFR have been designed, and are being implemented, evaluated and disclosed appropriately, in accordance with applicable requirements and subject to the oversight of the Chief Executive and Finance Director. The activities of this sub-committee are directly reported to the Disclosure Committee.

The outputs from the Disclosure Committee and SOx Steering Committee were presented to and reviewed by the Committee. No material weaknesses were identified and the Committee was satisfied that, where areas for improvement were identified, processes are in place to ensure that remedial action is taken and progress is monitored.

In 2018, the Committee also reviewed the scope of the external auditors’ SOx procedures, and received reports on their progress with their independent assessment of ICFR across the Group and the Group’s SOx implementation.

BAT Annual Report and Form 20-F 2018	69

Directors’ Report

Audit Committee continued

Code of Ethics for the Chief Executive and Senior Financial Officers

In addition to the SoBC, which applies to all staff of the Group including senior management and the Board, the Company has adopted a Code of Ethics applicable to the Chief Executive, the Finance Director, and other senior financial officers, as required by US securities laws and NYSE listing standards.

The Code of Ethics includes requirements in relation to confidentiality, conflicts of interest and corporate opportunities, and obligations for those senior financial officers to act with honesty and integrity in the performance of their duties and to promote full, fair, accurate, timely and understandable disclosures in all reports and other documents submitted to the US Securities and Exchange Commission, the UK Financial Conduct Authority, and any other regulatory agency. No waivers or exceptions to the Code of Ethics were granted in 2018.

Annual review

The Financial Reporting Council’s ‘Guidance on Risk Management and Internal Control and Related Business Reporting’ reflects the requirements of the UK Corporate Governance Code 2016 regarding the applicability of, and compliance with, that Code’s provisions with regard to issues of risk and internal control management and related financial and business reporting.

The processes described above, and the reports that they give rise to, enable the Board and the Committee to monitor risk and internal control management on a continuing basis throughout the year and to review its effectiveness at the year-end. The Board, with advice from the Committee, has completed its annual review of the effectiveness of that system for 2018.

The Board is satisfied that the system of risk and internal control management accords with the UK Corporate Governance Code 2016 and satisfies the requirements for internal controls over financial reporting.

Group Standards of Business Conduct

The Committee is responsible for monitoring compliance with the SoBC, which underpins the Group’s commitment to good corporate behaviour. The SoBC requires all staff to act with a high degree of business integrity, comply with applicable laws and regulations, and ensure that standards are never compromised for the sake of results. Every Group company and all staff worldwide, including senior management and the Board, are expected to adhere to the SoBC. The SoBC and the Group’s ‘Delivery with Integrity’ programme is discussed further on pages 30 to 31.

All Group companies have adopted the SoBC or local equivalent. Information on compliance with the SoBC is gathered at a regional and global level and SoBC incidents reports, and details of the channels through which incidents are reported, are provided on a regular basis to the Regional Audit and CSR Committees, Corporate Audit Committee, and to the Committee. A breakdown of incidents reported under the SoBC across the Group in 2018 is set out at page 31.

The SoBC and information on the total number of incidents reported under it in 2018 (including established breaches) is available at www.bat.com/sobc

Whistleblowing

The Group maintains whistleblowing channels which enable concerns regarding SoBC compliance matters, including concerns about possible improprieties in financial reporting, to be raised in confidence (and anonymously should an individual wish) without fear of reprisal.

The SoBC includes the Group’s whistleblowing policy, which is supplemented by local procedures throughout the Group that provide staff with further guidance on reporting matters and raising concerns, and the channels through which they can do so. The Committee is satisfied that the Group’s whistleblowing policy and procedures enable proportionate and independent investigation of matters raised, and ensure that appropriate follow-up action is taken.

Further information about the Group’s whistleblowing channels and whistleblowing reports in 2018 is provided at page 31.

Political contributions

The Group does not make contributions to European Union (EU) political organisations or incur EU political expenditure. The total amount of political contributions made to non-EU political parties in 2018 was £3,718,540 (2017: £4,832,321) as follows:

RAI Companies reported political contributions totalling £3,718,540 (US$4,965,850) for the full year 2018 to US political organisations, non-federal-level political party committees and to campaign committees of various non-federal candidates, in accordance with their contributions programme. No corporate contributions were made to federal candidates or political party committees and all contributions were made in accordance with applicable laws.

All political contributions made by RAI Companies are assessed and approved in accordance with RAI’s policies and procedures to ensure appropriate oversight and compliance with applicable laws.

In accordance with the US Federal Election Campaign Act, RAI Companies continue to support an employee-operated Political Action Committee (PAC), a non-partisan committee registered with the US Federal Election Commission that facilitates voluntary political donations by eligible employees of RAI Companies. According to US federal finance laws, the PAC is a separate segregated fund and is controlled by a governing board of individual employee-members of the PAC. In 2018, RAI Companies incurred expenses, as authorised by US law, in providing administrative support to the PAC.

No other political contributions were reported.

70	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Nominations Committee

Richard Burrows Chairman of the Nominations Committee

Nominations Committee current members
Richard Burrows (Chairman)	Holly Keller Koeppel
Sue Farr	Savio Kwan
Dr Marion Helmes	Dimitri Panayotopoulos
Luc Jobin	Kieran Poynter

Attendance at meetings in 2018
		Attended/Eligible to attend

Name	Member since	Scheduled	Ad hoc
Richard Burrows	2009	2/2	5/5
Sue Farr1(b)	2015	2/2	3/5
Ann Godbehere2(b)	2011-2018	1/1	1/1
Dr Marion Helmes	2016	2/2	5/5
Luc Jobin1(c)	2017	2/2	4/5
Holly Keller Koeppel	2017	2/2	5/5
Savio Kwan	2014	2/2	5/5
Dr Pedro Malan2(b)	2015-2018	1/1	1/1
Lionel Nowell, III[1](d), 2(c)	2017-2018	1/2	4/5
Dimitri Panayotopoulos	2015	2/2	5/5
Kieran Poynter1(e)	2010	2/2	4/5

Notes:
1.	Number of meetings in 2018: (a) the Committee held seven meetings, five of which were ad hoc and convened at short notice; (b) Sue Farr did not attend the ad hoc meetings in October and November due to prior commitments; (c) Luc Jobin did not attend the ad hoc meeting in November due to prior commitments; (d) Lionell Nowell, III did not attend the meeting in July, and the ad hoc meeting in April, due to prior commitments; and (e) Kieran Poynter did not attend the ad hoc meeting in October due to prior commitments.

2.	Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with UK Corporate Governance Code 2016 Provision B.2.1., applicable US federal securities laws and NYSE listing standards; (b) Ann Godbehere and Dr Pedro Malan ceased to be members of the Committee upon their retirement as Non-Executive Directors on 25 April 2018; and (c) Lionel Nowell, III ceased to be a member of the Committee upon his retirement as a Non-Executive Director on 12 December 2018.

3.

Other attendees: the Chief Executive, Chief Executive Designate, Group Human Resources Director, Talent and Culture Director Designate and Group Head of Talent & Organisation Effectiveness regularly attend meetings by invitation but are not members.

For the Committee’s terms of reference see
www.bat.com/governance

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Role

The Nominations Committee is responsible for:

–

reviewing the structure, size and composition of the Board and Management Board on a regular basis to ensure both have an appropriate balance of skills, expertise, knowledge and (for the Board) independence;

–

reviewing the succession plans for appointments to the Board, the Management Board and as Company Secretary, to maintain an appropriate balance of skills and experience and to ensure progressive refreshing of both the Board and the Management Board;

–

making recommendations to the Board on suitable candidates for appointments to the Board, the Management Board and as Company Secretary, and ensuring that the procedure for those appointments is rigorous, transparent, objective and merit-based, and has regard for diversity;

–	assessing the time needed to fulfil the roles of Chairman, Senior Independent Director and Non-Executive Director, and ensuring Non-Executive Directors have sufficient time to fulfil their duties; and

–	implementing the Board Diversity Policy and monitoring progress towards the achievement of its objectives, highlighted on page 72.

Nominations Committee terms of reference

Revised Nominations Committee terms of reference have been adopted by the Board to reflect revisions to internal governance and reporting processes to align with the requirements of the UK Corporate Governance Code 2018.

The revised Nominations Committee terms of reference incorporate the Committee’s role in overseeing the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers.

Key activities in 2018:

–

Leading an extensive selection process to identify a successor to the Chief Executive and recommending to the Board the appointment of Jack Bowles as Chief Executive Designate with effect from 1 November 2018, discussed further on page 72.

–

Making recommendations to the Board in respect of Committee appointments, specifically to appoint Holly Keller Koeppel as the Chairman of the Audit Committee, Luc Jobin to the Audit Committee and Dr Marion Helmes to the Remuneration Committee with effect from 14 January 2019 (Dr Helmes and Mr Jobin having stepped down from the Audit Committee and Remuneration Committee respectively from that date).

–	Making recommendations to the Board in relation to Directors’ annual appointment and re-election at the AGM, discussed further on page 72.

–	Reviewing the Executive Directors’ and Management Board members’ annual performance assessments.

–	Considering organisational changes to accelerate execution of Group strategy, and recommending that the Board make the Management Board appointments set out at page 57.

–	Succession planning for the Board and for the Management Board, having regard to the Board Diversity Policy.

–	Reviewing the Group talent strategy, talent development priorities and the programmes underpinning the Group’s commitment to investment in engaging, developing and retaining talent.

–

Reviewing the Group’s Diversity & Inclusion strategy, specific diversity initiatives to further develop a diverse and gender-balanced work place, and progress made in the development of a diverse senior management succession pipeline.

BAT Annual Report and Form 20-F 2018	71

Directors’ Report

Nominations Committee continued

–	Assessing the progress of bespoke development plans for candidates for Executive Director and Management Board roles.

–	Reviewing an update on outcomes of the global ‘Your Voice’ survey of employee opinion conducted across the Group in 2017.

–	Assessing the Committee’s effectiveness in 2018, following the annual evaluation of the Committee discussed further at pages 61 and 62.

Board appointments

The Committee is responsible for identifying candidates for Board positions, taking into account the Board Diversity Policy. This includes a full evaluation of candidates’ attributes to ensure the Board maintains an appropriate balance of skills, expertise and knowledge and generally involves interviews with several candidates, supported by independent, specialist external search firms to identify and shortlist appropriate candidates.

Leading the rigorous selection process to identify the successor to the Chief Executive was a key priority for the Committee during 2018. As part of the selection process, all Committee members participated in a series of interviews with internal and external shortlisted candidates, assessed the outcomes of candidates’ competency testing, and gave thorough consideration to the skills, experience and diversity of attributes of each potential candidate and their respective abilities to deliver the Group’s strategic objectives and fulfil its leadership requirements. This selection process was supported by Heidrick & Struggles, an independent executive search firm accredited under the Standard and Enhanced Code of Conduct for Executive Search Firms. Following this selection process, the Board approved the Committee’s recommendation to appoint Jack Bowles as Chief Executive Designate with effect from 1 November 2018, then as an Executive Director with effect from 1 January 2019 and as Chief Executive from 1 April 2019.

Details of the selection process informing the Committee’s recommendation to appoint Tadeu Marroco as Deputy Finance Director with effect from 1 March 2019, and then to join the Board and succeed Ben Stevens as Finance Director with effect from 5 August 2019, will be reported in the Company’s Annual Report and Form 20-F for 2019.

Terms of appointment to the Board

Details of the Directors’ terms of appointment to the Board and the Company’s policy on payments for loss of office are contained in the Directors’ Remuneration Policy, which is set out in full in the Remuneration Report 2015, contained in the Annual Report for the year ended 2015 available at www.bat.com. The terms of appointment and the Company’s policy on payments for loss of office are retained without alteration in the proposed new Directors’ Remuneration Policy at pages 86 and 87.

The Executive Directors have rolling contracts of one year. The Non-Executive Directors do not have service contracts with the Company but instead have letters of appointment for one year. Their expected time commitment is 25–30 days per year.

Board retirements

Nicandro Durante will retire from the Board with effect from 1 April 2019, on his retirement as Chief Executive. Ann Godbehere and Dr Pedro Malan retired as Non-Executive Directors of the Company with effect from the conclusion of the Annual General Meeting on 25 April 2018. Lionel Nowell, III retired as a Non-Executive Director of the Company with effect from 12 December 2018.

Board succession planning

The Board considers the length of service of the members of the Board as a whole and the need for it to refresh its membership progressively over time. Board succession planning remains a priority for the Committee in 2019.

The Chairman will have served as a Director for just over nine years at the time of the 2019 AGM. The Committee has given careful consideration to Director transitions to ensure orderly Board succession and has prioritised effective succession planning for the Chief Executive and the Finance Director which takes effect during 2019. In the forthcoming year, the Committee will be focused on succession planning for the Chairman and will have close regard to the requirements of the new Corporate Governance Code.

Annual General Meeting 2019

The Company will be submitting all eligible Directors for re-election and, in the case of Jack Bowles, election for the first time. Prior to making recommendations to the Board in respect of Directors’ submissions for election or re-election (as applicable), the Committee carried out an assessment of each Director, including their performance, contribution to the long-term success of the Company and, in respect of each of the Non-Executive Directors, their continued independence.

In respect of the reappointment of Kieran Poynter, who will have served as a Non-Executive Director for just over eight years at the time of the 2019 AGM, the Committee conducted a particularly rigorous review, taking into account his performance (including as Senior Independent Director and, until 14 January 2019, Chairman of the Audit Committee), his involvement in matters relevant to his role outside of formal Committee meetings and his attendance record. The Committee concluded that Mr Poynter continues to make effective use of his extensive experience in the fields of accounting and risk management, challenges management constructively and maintains independence of thought and approach. Accordingly, the Committee considered it appropriate to recommend to the Board that Mr Poynter be submitted for re-election at the 2019 AGM.

The Chairman’s letter accompanying the AGM Notice confirms that all Non-Executive Directors being proposed for election or re-election (as applicable) are effective and that they continue to demonstrate commitment to their roles as Non-Executive Directors.

Board Diversity Policy progress update
Board objective	Progress in 2018
Considering all aspects of diversity when reviewing the composition of, and succession planning for, the Board and Management Board.	– The Nominations Committee has regard to diversity in its broadest sense, including gender, social and ethnic background, and cognitive and personal strengths, when undertaking these activities.
Considering a wider pool of candidates of both genders for appointment to the Board.

–  Executive search firms are engaged to support Board and Management Board succession planning where applicable and are required to provide gender-balanced shortlists of candidates. Succession planning for Executive Directors and Management Board members takes into account potential internal candidates from across the Group and potential external candidates.

Maintaining at least 30% female Board representation, with the ambition of progressing towards further gender balance.	– The representation of women on the Board will be 30% as at 1 April 2019 (30% as at 31 December 2018).
Giving preference, where appropriate, to engagement of executive search firms accredited under the Standard and Enhanced Code of Conduct for Executive Search Firms, including on gender diversity.

–  Only executive search firms accredited under the Standard and Enhanced Code of Conduct for Executive Search Firms were engaged to provided executive search services to support Board and Management Board succession planning in 2018.

Oversight of the development of a pipeline of diverse, high- performing potential Executive Directors, Management Board members and other senior managers.

–  The representation of women on the Management Board will be 14.3% as at 1 April 2019 (nil as at 31 December 2018), indicating the success of our Diversity & Inclusion strategy in delivering steady but significant progress. Please refer to page 25 for information about our Diversity & Inclusion strategy.

72	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Annual Statement

on Remuneration

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Dimitri Panayotopoulos Chairman of the Remuneration Committee	Index to our Remuneration Report
	Policy Report		76
	1.	Overview of what our Executive Directors earned in 2018 and why	90
	2.	Executive Directors’ remuneration for the year ended 31 December 2018	91
	3.	Executive Directors’ remuneration for the upcoming year	97
	4.	Chairman and Non-Executive Directors’ remuneration for the year ended 31 December 2018	100
	5.	Directors’ share interests	101
	6.	Other disclosures	104
	7.	The Remuneration Committee and shareholder engagement	106
	8.	Summary of our Directors’ Remuneration Policy	109

The following Annual Report on Remuneration has been prepared in accordance with the relevant provisions of the Companies Act 2006 and as prescribed in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2013 (the UK Directors’ Remuneration Report Regulations). Where required and for the purpose of the audit conducted in accordance with International Standards on Auditing (ISA) data has been audited by KPMG and this is indicated appropriately.

Dear Shareholder

Remuneration and strategy

We have completed the review of our Directors’ Remuneration Policy during 2018, taking into consideration investor and advisory body feedback arising from the 2018 AGM, recent changes in the UK corporate governance environment and an assessment of our competitive position in the marketplace. The Committee acknowledges the feedback provided by shareholders through the vote on the Directors’ Remuneration Report in 2018, which has been uppermost in our minds as we have conducted the review process.

Our focus has been to ensure that we have an effective Remuneration Policy which: (1) enables the Group to attract and retain top quality talent in the global marketplace; (2) rewards sustainable long-term performance in an appropriate and competitive manner; (3) forges closer long-term links between the Group’s senior management and its shareholders; and (4) incorporates best practice policy features while maintaining policy elements which have been well supported and remain appropriate for the Group.

Our recent experiences of working closely with our shareholders to successfully streamline, simplify and reshape our Remuneration Policy reflect these objectives and it is my role to ensure that this focus is maintained.

Shareholder engagement

The latter part of 2018 and early 2019 have been devoted to a programme of engagement with shareholders on the outcomes for 2018 and the remuneration proposals contained in the new Remuneration Policy. I would personally like to thank all those shareholders who worked with us and have helped us achieve an ongoing and transparent dialogue concerning executive remuneration.

New remuneration policy

The Committee has undertaken a focused review of the Remuneration Policy, building on the extensive work undertaken prior to 2016 that created the current policy which is strongly aligned with shareholder interests and remains fit for purpose in all its major aspects.

I believe that the proposed changes will further sharpen alignment with shareholder interests and simplify the policy while ensuring that executive compensation continues to be competitive. Key changes are as follows:

Pension: Pension contribution rates for new Executive Directors under the defined contribution plan will be reduced from 35% to 15% of annual base salary. Changes will align contributions with those available to our wider UK population and deliver a coherent pension policy throughout the organisation.

Short-Term Incentive Scheme (STI): The individual performance multiplier has been removed from the annual bonus, refocusing the STI on strategic metrics and corporate performance solely, while retaining the ability to reduce bonus in cases of poor individual performance.

Short-Term Incentive Scheme (STI): Post–cessation payments to ‘good leavers’ will no longer be paid ‘on target’ on a pro rata basis at leave date and instead will operate on a ‘wait and see’ basis, being paid pro rata, by reference to full-year results and paid at the normal time in March of the following year.

Long-Term Incentive Plan (LTIP): While there are no current changes in award quantum for the Executive Directors, the policy will move to a singular scheme maximum. Moving to a singular scheme maximum is considered an appropriate policy adjustment; it will mean an appropriate level of differentiation in award quantum is maintained between the CEO and other Executive Directors whilst providing flexibility to the Committee over the lifetime of the policy.

Long-Term Incentive Plan (LTIP): In addition, Altria will be included in the TSR comparator group for awards made from 2019. This expansion of the TSR comparator group is believed to be appropriate following the acquisition of RAI and the Group’s presence in the US market.

Dividend equivalent payments: Dividend equivalent payments under the Deferred Share Bonus Scheme (DSBS) and the LTIP will be settled in shares, rather than cash.

Post-employment shareholding: In accordance with the UK Corporate Governance Code 2018, we have developed a policy setting out post-employment shareholding requirements for Executive Directors. This policy introduces a requirement for former Executive Directors to hold shares equivalent to 100% of current shareholding requirements for two full years following the date of their departure.

These changes to policy have been introduced to further ensure long-term alignment between the interests of the Executive Directors and those of shareholders, and to support Executive Directors in building a high level of personal shareholding in the Company.

BAT Annual Report and Form 20-F 2018	73

Remuneration Report

Annual Statement on Remuneration continued

Disclosure of STI targets

A number of shareholders have requested publication of targets relating to the STI earlier than has previously been made. Since the revised reporting requirements came into effect, publication of the STI targets has been deferred for one year on the basis of the commercially sensitive nature of those targets. Notwithstanding that the Remuneration Committee continues to consider that STI targets remain commercially sensitive, the Remuneration Committee has, on balance, decided that publication of STI targets will in future be published in the remuneration report following the end of the relevant performance year. Consequently, this year’s remuneration report sets out the targets relating to both the 2017 and 2018 performance years.

Outcomes 2018

Our incentive arrangements are closely aligned to our strategy and performance metrics align with the key performance indicators stated in the Strategic Report.

The Group has delivered an outstanding operational performance in 2018, building on the long-term strategic growth agenda and exceeding the expectations established by the Committee, which had been revised upwards beyond the original targets which were established in early 2018.

This is evidenced by the Group’s performance in 2018 across key business metrics, excluding the impact of translational foreign exchange and on a representative basis, which normalises the Group’s results for acquisitions in prior periods.

In 2018, the Group has exceeded performance expectations, growing market share together with an increase in adjusted revenue and adjusted profit from operations (at constant rates of exchange) in all regions. In addition, the Group delivered a strong set of results with growth in adjusted, diluted, constant currency EPS and a strong operating cash conversion rate. RAI Companies’ results are now wholly reflected within the 2018 short-term incentive scheme and within the 2018 performance year attaching to the 2016, 2017 and 2018 LTIP awards.

These results are reflected positively in the outcomes for the Group’s STI, the International Executive Incentive Scheme (IEIS), for which the corporate result across the four measures (Adjusted profit from operations, the Group’s share of key markets, Adjusted revenue growth from the strategic portfolio and Cash generated from operations) was 100%.

The 2016 LTIP award with metrics representing Adjusted diluted EPS, relative TSR, Adjusted revenue growth and the Operating cash flow conversion ratio will vest in March 2019 at 70.5%. The vesting result is an accurate reflection of the sustained and strong underlying performance of the Company in challenging market conditions, but also reflects, through the relative TSR measure, the movement in the Group’s share price during the performance period. Consequently, the absolute value attached to the awards at the close of three year performance period is circa 50% lower than the value of the 2016 awards at grant.

Following determination of the formulaic outcome for both the 2018 STI and the 2016 LTIP performance conditions, the Remuneration Committee considered the vesting levels against the underlying performance of the Group, and whether the decrease in the Group’s share price performance should be reflected in the STI and LTIP outcomes for Directors. The Remuneration Committee considered that a further adjustment to the STI and LTIP outcomes was not appropriate, in recognition of:

–	the strong underlying performance of the Group which should form a solid basis for future growth and share price performance;

–	the structure of the LTIP is already designed to ensure that the value delivered to Directors is affected by share price movements, through fixing the maximum number of shares at the time of grant;

–	share price movements are also reflected in three tranches of deferred bonus held by each of the Directors; and

–	the significant personal shareholdings of the Directors in the Group, which have experienced a material decline in value.

The Remuneration Committee considered salary increases for Executive Directors in the context of the level of pay increases for UK employees. These ranged between 0% and 5% based on performance in the prior year and the position of an individual’s pay relative to the market, with an average increase of 2%.

With consideration of the changes in the composition of the Main Board, the Remuneration Committee decided that with effect from

1 April 2019 the Chief Executive’s salary will remain as per the terms of appointment at £1,175,000 and the Finance Director’s salary will remain unchanged at £924,000.

2019 LTIP awards

The Committee acknowledges the recent decline in the Group’s share price and the attendant concern as to new awards being out of proportion with previous awards made. Accordingly, the Committee has decided to apply a downward adjustment to the 2019 LTIP award. The 2019 award will be made on the basis of the Group’s closing share price on 25 February 2019, increased by 15%, with a resulting share price of £33.28. In the event that the Group’s share price increases beyond this level at the award date in March 2019, the higher share price shall be used as the basis of the award.

Executive Director changes

As discussed elsewhere in the Annual Report, Nicandro Durante will be stepping down as CEO with effect from 1 April 2019 and will be succeeded by Jack Bowles. Mr Durante’s leaving arrangements will be in line with our shareholder approved Remuneration Policy and as such will include no additional elements outside of our normal approach to executives who are departing by reason of retirement.

The Committee gave careful and detailed consideration to Mr Bowles’ remuneration package for 2019, taking into account all relevant factors. This included a thorough review of the external marketplace, consideration of Mr Bowles’ experience within the industry and his accumulated experience as part of the Management Board and most recently as COO together with due consideration to changes within the UK Corporate Governance environment and the views expressed by shareholders during previous engagements on policy.

74	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Upon appointment Mr Bowles will receive an annual salary of £1,175,000 which will next be reviewed in April 2020. This compares to the current salary for the CEO of £1,310,000. In addition, the pension contribution rate for Mr Bowles will be revised downward to 15% of salary which will then be aligned with our wider UK population. When considering the changes in aggregate, the result is a 21% decrease in fixed pay for the CEO and a 15% decrease in total remuneration.

As set out elsewhere in this Annual Report, Ben Stevens will step down from his role as Finance Director and from the Main Board with effect from 5 August 2019. He will retire from the Group with effect from 30 September 2019. The terms and conditions of Mr Stevens’ retirement are in accordance with our current shareholder approved Remuneration Policy and as such will include no additional elements outside our normal approach to executives who are leaving by reason of retirement. As also set out in this Annual Report, Mr Stevens will be succeeded by Tadeu Marroco, currently Director, Group Transformation. The Remuneration Committee, at its February 2019 meeting, has discussed and approved the terms of appointment for Mr Marroco.

Pay and transparency

The Remuneration Committee is very aware of the continued debate on executive remuneration and corporate governance, the emphasis on long-term alignment with shareholder interests and the importance of considering executive compensation in the broader context of the Group’s employees. With the introduction of the UK Corporate Governance Code 2018 from 1 January 2019, we have ensured that, during the Remuneration Policy review process, we have applied where appropriate the principles of the new Code to the design and structure of our remuneration arrangements.

We have taken the opportunity to review our Remuneration Policy and have restructured and shortened it where possible to simplify and streamline content, which we hope readers will find helpful.

New UK reporting regulations have introduced the requirement to disclose our CEO to employee pay ratio for financial years from 1 January 2019. The Committee will be reviewing the relevant data during 2019 in readiness to report on the ratios, following calculation method A which we believe to be the most robust and comprehensive means of assessment, as part of the Directors’ Remuneration Report to be published in early 2020.

In March 2019 we will be publishing data relating to UK Gender Pay in line with statutory requirements. Upon reviewing the data prior to publication, the Committee noted that while men and women are rewarded equally for similar roles, the Group does have a ‘gender pay gap’ as defined by the UK legislation. While the Group continues to make excellent progress with senior female representation, including two recent female appointments to the Management Board, the pay gap is largely a reflection of having more men than women in senior roles and the Group has a comprehensive set of diversity initiatives in place to drive progress on this issue.

Our focus in 2019

On behalf of the Remuneration Committee, I acknowledge the scope of the tasks for the year ahead as we turn our attention to the implementation of our new policy and continue our work in relation to delivering on the pay and transparency agenda.

Dimitri Panayotopoulos

Chairman, Remuneration Committee

27 February 2019

BAT Annual Report and Form 20-F 2018	75

Remuneration Report

Annual Statement on Remuneration continued

Policy Report

Introduction

This policy section of the Remuneration Report (the Policy Report) sets out a proposed new Remuneration Policy for the Executive Directors and the Non-Executive Directors.

This new Remuneration Policy, which is intended to replace the current remuneration policy approved by shareholders at the 2016 AGM, is subject to a binding vote by shareholders at the AGM on 25 April 2019 and, if approved, will come into effect from 26 April 2019. The new Remuneration Policy is set out in full on the following pages with changes from the current remuneration policy identified for reference.

Principles of remuneration

The Committee’s remuneration principles are to:

–	reward, as an overriding objective, the delivery of the Group’s long-term strategy in a manner which is simple, straightforward and understandable and which is aligned with shareholders’ interests;

–	structure a remuneration package that is appropriately positioned relative to the market and comprises core fixed elements and performance-based variable elements;

–

design the fixed elements of pay (comprising base salary, pension and other benefits) to recognise the skills and experience of our Executive Directors and to ensure current and future market competitiveness in attracting talent;

–

design the variable elements of pay (provided via two performance-based incentive schemes: a short-term incentive scheme delivered through a combination of a cash element and a deferral element, and a long-term incentive scheme), to be both transparent and stretching and to support, motivate and reward the successful delivery of the Group’s long-term strategy and growth for shareholders on a sustainable basis;

–	ensure that reputational, behavioural and other risks that can arise from target-based incentive plans are identified and mitigated;

–

maintain an appropriate balance between fixed pay and the opportunity to earn performance-related remuneration with immediate and deferred elements: the performance-based elements form, at maximum opportunity, between 80% and 90% of the Executive Directors’ total remuneration packages;

–

ensure, through its annual review, that the Remuneration Policy is both rigorously applied and remains aligned with the Company’s purpose, values and strategy and the need to promote the long-term success of the Company; and

–	ensure that remuneration arrangements are transparent and promote effective engagement with shareholders and the workforce.

Summary of key changes

The background and explanation of the proposed key changes from the current remuneration policy are given in the Annual Statement from the Chairman of the Remuneration Committee starting on page 73 of this Remuneration Report. Those key changes have been further explained in relevant sections of the Policy Report as summarised below:

Policy Element	Change in Policy	Page Number
Pensions	The rate of pension provision under the defined contribution arrangements has been reduced from 35% of base salary to 15% of base salary, to ensure alignment with the defined contribution arrangements in place for UK employees.	78
Short-Term Incentive Scheme (STI), annual bonus opportunity	The previous individual performance multiplier, allowing a +20% adjustment to the outcome based on the corporate result, has been removed with effect from the 2019 performance year.	79
Short-Term Incentive Scheme (STI), good leaver provisions	Post-cessation payments to ‘good leavers’ will no longer be paid pro rata and ‘on target’ at leave date and instead will operate on a ‘wait and see’ basis, being paid pro rata, by reference to full year results and paid at the normal time in March of the following year.	86
Long-Term Incentive Plan (LTIP), award quantum	The limit on the levels of award to Executive Directors other than the Chief Executive, which has featured in previous remuneration policies, has been removed. It is not intended that this will lead to a change in the maximum opportunity for the current Finance Director, but is believed to be appropriate to give flexibility over the life of the Remuneration Policy, while maintaining an appropriate level of differentiation between the Chief Executive and other Executive Directors.	81
Long-Term Incentive Plan (LTIP), performance measures	The TSR comparator group is expanded to include the Altria Group for awards made from 2019.	80
Dividend equivalent payments	For awards made from 2019, dividend equivalent payments under the Deferred Share Bonus Scheme (DSBS) and the LTIP will be settled in shares, rather than cash.	79, 80
Shareholding requirements	Post-employment shareholding requirements have been introduced for former Executive Directors to hold shares equivalent to 100% of current shareholding requirements for two full years following the date of their departure.	81

76	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Future Policy Table – Executive Directors

Base salary
How the element supports the Company’s strategic objectives

To attract and retain high calibre individuals to deliver the Group’s long-term strategy and to offer market-competitive levels of guaranteed cash to reflect an individual’s skills, experience and role within the Company.

Operation of the element 2019 Policy: no change in policy

Base salary is normally paid in 12 equal monthly instalments during the year. Salaries are normally reviewed annually in February (with salary changes effective from April) or subject to an ad hoc review on a significant change of responsibilities.

Salaries are reviewed taking into account factors including individual performance as well as appropriate market data including general UK pay trends and a company size and complexity model based on a Pay Comparator Group including UK companies, the constituents of which for 2019 are as follows:

	Altria Group	Anheuser-Busch InBev	AstraZeneca	Bayer
	BP	Coca-Cola	Colgate-Palmolive	Danone
	Diageo	Estée Lauder	GlaxoSmithKline	Heineken
	Imperial Brands	Japan Tobacco	Johnson & Johnson	Kellogg
	Kraft Heinz	L’Oréal	LVMH	Mondelēz International
	Nestlé	PepsiCo	Pfizer	Philip Morris International
	Procter & Gamble	Reckitt Benckiser	Royal Dutch Shell	Unilever
Vodafone
The Committee will continue to exercise its judgement to vary the constituents of the Pay Comparator Group over the life of this Remuneration Policy.
Only base salary is pensionable.
Maximum potential value 2019 Policy: no change in policy

Annual increases for Executive Directors’ base salaries in the normal course will generally be in the range of the increases in the base pay of other UK-based employees in the Group and will not exceed 10% per annum during the policy period.

The salary of a recently appointed Executive Director as he or she progresses in a role may exceed the top of the range of the salary increases for UK-based employees where the Committee considers it appropriate to reflect the accrual of experience. A significant change in responsibilities or material change in role may be reflected in an above average increase (which may exceed 10%) in salary.

Benefits
How the element supports the Company’s strategic objectives	To provide market-competitive benefits consistent with the role which: – attract and retain high calibre individuals to deliver the Group’s long-term strategy; and

–  recognise that such talent is global in source and that the availability of certain benefits (e.g. relocation, repatriation, taxation compliance advice) will from time to time be necessary to avoid such factors being an inhibitor to accepting the role.

Operation of the element 2019 Policy: no change in policy

The Company currently offers the following contractual benefits to Executive Directors: a car or car allowance; the use of a car and driver for personal and business use; employment tax advice (including in instances where multi-jurisdictional tax authorities are involved); tax equalisation payments (where appropriate); private medical insurance, including general practitioner ‘walk-in’ medical services; personal life and accident insurance; and housing and education allowances or similar arrangements as appropriate to family circumstances (anticipated to be provided for Executive Directors who relocate internationally).

Other benefits may include the Executive Directors ‘and their partners’ attendance at hospitality or similar functions, and the provision of services and benefits which may be treated as benefits for tax purposes, such as the provision of home security and the reimbursement of expenses incurred in connection with their duties.

Other benefits not identified above may be offered if, in the Committee’s view, these are necessary in order to remain aligned with market practice.

With the exception of the car or car allowance, in line with the UK market and the practice followed for all the Group’s other UK employees, it is also practice to pay the tax that may be due on benefits.

The Company provides Directors and Officers liability insurance (D&O) and an indemnity to Directors to cover costs and liabilities incurred in the execution of their duties.

BAT Annual Report and Form 20-F 2018	77

Remuneration Report

Annual Statement on Remuneration continued

Maximum potential value 2019 Policy: no change in policy	The maximum potential values are based on market practice for individuals of this level of seniority, with any tax on benefits paid by the Company in addition.

The maximum annual value (subject to periodic inflation-related increases where applicable) that can be offered for the following benefits is:

– car allowance: £20,000;

– use of a car and company driver for personal and business use: cost is dependent on the miles driven in any year;

– the cost of private medical insurance is dependent on an individual’s circumstances and is provided on a family basis;

– GP ‘walk-in’ medical services located close to the Group’s headquarters in London: £5,000;

– personal life and accident insurance designed to pay out at a multiple of four and five times base salary, respectively;

– employment tax advice as required, but not exceeding £30,000 and tax equalisation payments as agreed by the Committee from time to time; and

– housing and education allowances or other similar arrangements, as appropriate to the individual’s family circumstances.

Pensions
How the element supports the Company’s strategic objectives

To provide competitive post-retirement benefit arrangements which recognise both the individual’s length of tenure with the Group and the external environment in the context of attracting and retaining senior high calibre individuals to deliver the Group’s long-term strategy.

Operation of the element 2019 Policy: The rate of pension provision under the defined contribution arrangements is to be reduced from 35% of base salary to 15% of base salary, to ensure alignment with the defined contribution arrangements in place for UK employees. This change will apply to the newly-appointed Chief Executive.

This Remuneration Policy continues to be subject to Executive Directors being permitted to participate in legacy defined benefit arrangements.

This change will apply from 1 May 2019, being the start of the first payroll month after this Remuneration Policy will come into effect.

Please refer to the Statement of the Chairman of the Remuneration Committee on page 73 for further detail.

Defined contribution benefits

Subject to participation in legacy arrangements, and with effect from 1 May 2019, Executive Directors are eligible to receive a pension benefit equivalent to 15% of base salary, which the Committee may determine to provide as a contribution into the defined contribution section of the British American Tobacco UK Pension Fund (the Pension Fund) (or a similar defined contribution arrangement from time to time) or as a gross cash sum paid in lieu thereof.

The level of contribution in the defined contribution section of the Pension Fund is restricted to take into account the annual allowance, and the individual may elect to accumulate any balance in the unfunded unapproved retirement benefits scheme (UURBS) or receive the balance as a gross cash sum.

Legacy arrangements

Executive Directors may continue to participate in the defined benefit section of the Pension Fund where they were doing so before the section closed to new members. This is the case for the Finance Director and could also apply to future Executive Directors where they have legacy participation in the defined benefit section prior to appointment to the Board. In addition, the legacy pension provision of internal appointees may differ marginally from that outlined in this Remuneration Policy and such arrangements would ordinarily continue to apply.

Where an individual is entitled to benefits calculated on a base salary that exceeds a scheme-specific salary cap, these are accrued in the UURBS.

Operation

The pension arrangements operate in accordance with the rules of the applicable scheme, including in respect of the benefits payable in the event of death or on early retirement. Details of the Executive Directors’ accrued pension benefits are provided in the Annual Report on Remuneration on page 95.

Maximum potential value

With effect from 1 May 2019 the maximum annual contribution in the defined contribution section of the Pension Fund is 15% of base salary. Excess benefits (whether accrued in the UURBS or paid as a cash sum) are subject to this same limit.

The pension accrual rate in respect of legacy participation in the defined benefit section of the Pension Fund will not exceed the maximum one-fortieth of salary per annum.

78	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Short-term incentives: International Executive Incentive Scheme (IEIS)
How the element supports the Company’s strategic objectives	To incentivise the attainment of corporate targets aligned to the Group’s strategic objectives on an annual basis, with a deferred element to ensure alignment with shareholders’ interests.

To ensure, overall, a market-competitive package to attract and retain high calibre individuals to deliver the Group’s long-term strategy.

Operation of the element 2019 Policy: the previous individual performance multiplier, allowing a +20% adjustment to the outcome based on the corporate result, has been removed with effect from the 2019 performance year.

For DSBS awards from 2019 onwards, the dividend equivalent cash payments have been replaced by delivery of quarterly interim dividend equivalent shares.

IEIS comprises an annual award referenced to base salary, 50% of which is paid immediately in cash and 50% of which is awarded in shares through the Deferred Share Bonus Scheme (DSBS).

The deferred shares normally vest after three years and no further performance conditions apply in that period. Deferred shares attract a dividend equivalent which is delivered in additional quarterly interim dividend equivalent shares, which are subject to the shareholding requirements such that they cannot be sold unless the requirements have been met.

Awards under the IEIS are not pensionable and no element of the bonus is guaranteed.

IEIS cash payments are subject to clawback provisions, and the deferred shares element of the IEIS is subject to malus and clawback provisions, as described on page 81.

Performance assessment 2019 Policy: no change in policy

The Committee sets the performance targets each year and is also able to amend the performance measures and vary the weighting of them from year to year.

The Committee reviews performance for the prior year in February each year and the Group’s external auditors perform certain specified procedures to assist the Committee’s assessment of the calculations used to determine the IEIS corporate bonus outcomes and future targets.

The total payout is determined by the Company’s performance under each measure relative to that measure’s performance target. The Committee may at its discretion adjust, whether positively or negatively, the payout in circumstances where it considers it is appropriate to do so to reflect the overall performance of the Company.

In cases of identified poor individual performance, the corporate result may be reduced by up to 50%.

Performance measures and weighting 2019 Policy: no change in policy. The current KPIs for 2019 remain the same as for 2018, reflecting the inclusion of Adjusted revenue growth from the Strategic Portfolio, which replaces Global Drive Brands and Key Strategic Brands and is now included as this is a central value driver for the Group’s business from both current and longer-term strategic perspectives.

The IEIS contains four corporate performance measures (KPIs) and weightings measured over the financial year. These KPIs are the same as those KPIs used to measure performance against the Group’s long-term strategy as outlined and explained from page 20 of the Strategic Report:

1. Adjusted profit from operations (APFO) (30%). APFO is the adjusted profit from operations at constant rates of exchange. Please refer to page 261 for the detailed description of APFO.

2. Group’s share of key markets (10%). The Group’s retail market share in its Key Markets accounts for around 80% of the volumes of the Group’s subsidiaries. The Group’s share is calculated from data supplied by retail and audit service providers and is rebased as and when the Group’s Key Markets change. When rebasing does occur, the Company will also restate historic data and provide fresh comparative data on the markets.

3. Adjusted revenue growth from the Strategic Portfolio (30%). The Strategic Portfolio reflects the focus of the Group’s investment activity, and is defined as Global Drive Brands (GDBs); strategic brands in the US Market; and potentially reduced-risk products portfolio (Vapour, THP, Traditional Oral and Modern Oral brands). This measure is assessed at constant rates of exchange. Please refer to page 260 for the detailed description of the Strategic Portfolio.

4. Adjusted Cash generated from operations (ACGFO) (30%). Adjusted CGFO is defined as the net cash generated from operating activities, before the impact of adjusting items, dividends paid to non-controlling interests and received from associates, net interest paid and net capital expenditure. Adjusted CGFO is measured at constant rates of exchange.

Maximum potential value and payment and threshold 2019 Policy: no change in policy

The maximum annual bonus opportunity for the Chief Executive is 250% of base salary and for other Executive Directors is 190% of base salary.

The annual ‘on-target’ bonus opportunity for the Chief Executive is 125% of base salary and for other Executive Directors is 95% of base salary. For a bonus to be paid in respect of any performance measure, the applicable threshold performance must be exceeded (such that no bonus is paid at threshold).

BAT Annual Report and Form 20-F 2018	79

Remuneration Report

Annual Statement on Remuneration continued

Long-term incentives: Long-Term Incentive Plan (LTIP)
How the element supports the Company’s strategic objectives	To facilitate the appointment of senior high calibre individuals required to deliver the Group’s long-term strategy, and to promote the long-term success of the Company.

To put in place a combination of measures with appropriately stretching targets around the long-term plan that provides a balance relevant to the Company’s business and market conditions as well as providing alignment between Executive Directors’ and shareholders’ interests.
Operation of the element 2019 Policy: for LTIP awards from 2019 onwards, the dividend equivalent cash payments have been replaced by delivery of dividend equivalent shares at vesting

Discretionary annual awards over shares with vesting levels based on the achievement of appropriately stretching targets against performance measures that are aligned to the Group’s long-term strategy over a three-year performance period, and with a five-year vesting period to ensure longer-term alignment with shareholders’ interests.

LTIP awards vest only to the extent that:

1. the performance condition is satisfied at the end of the three-year performance period; and

2. an additional vesting period of two years from the date of the third anniversary of the date of grant has been completed – the LTIP Extended Vesting Period.

Participants may receive a dividend equivalent which is delivered in additional shares on vesting at the end of the LTIP Extended Vesting Period to the extent to which awards vest. Dividend equivalent shares are subject to the shareholding requirements such that they cannot be sold unless the requirements have been met.

LTIP awards may be delivered in any form provided under the LTIP rules as approved by shareholders. Awards are subject to malus and clawback provisions, as described on page 81.

Performance assessment 2019 Policy: no change in policy

The Committee sets the performance targets for the applicable performance period each year, including determining the total shareholder return (TSR) comparator group. The Committee is also able to amend the measures and vary the weighting of them from year to year, but will generally only seek to make amendments to them following consultation with shareholders.

The Committee may at its discretion adjust, whether positively or negatively, the level of vesting in circumstances where it considers it is appropriate to do so to reflect the overall performance of the Company.

Performance measures and weighting 2019 Policy: the TSR comparator group is expanded to include the Altria Group

Performance is measured against five measures.

1. Relative TSR (20%). This measures TSR compared with a comparator peer group of international FMCG companies as determined annually by the Committee. Full vesting of this element is at top quartile performance. Threshold vesting is at median performance, at which 3% of the award will vest.

2. Adjusted diluted EPS growth at current exchange rates (20%). This measures growth in adjusted diluted EPS measured at current rates of exchange. Full vesting is at a compound annual growth rate (CAGR) of 10%. Threshold vesting is at a CAGR of 5%, at which 3% of the award will vest.

3. Adjusted diluted EPS growth at constant exchange rates (20%). This measures growth in adjusted diluted EPS measured at constant rates of exchange. Full vesting is at a CAGR of 10%. Threshold vesting is at a CAGR of 5%, at which 3% of the award will vest.

4. Adjusted revenue growth (20%). This measures adjusted revenue growth measured at constant rates of exchange. Full vesting is at a CAGR of 5%. Threshold vesting is at a CAGR of 3%, at which 3% of the award will vest.

There is an underpin to the adjusted revenue growth measure: no vesting will occur unless the corresponding three-year constant CAGR of adjusted profit from operations (APFO) exceeds the CAGR of the threshold performance level for APFO as approved annually in the STI and approved by the Board.

5. Adjusted operating cash flow conversion ratio (20%). This measures operating cash flow, at current rates of exchange, as a percentage of adjusted operating profit. Full vesting is at a ratio of 95%. Threshold vesting is at a ratio of 85%, at which 3% of the award will vest.

The current constituents of the TSR comparator group, for awards to be granted in 2019 are:

	Altria Group	Anheuser-Busch InBev	Campbell Soup	Carlsberg
	Coca Cola	Colgate-Palmolive	Danone	Diageo
	Heineken	Imperial Brands	Japan Tobacco	Johnson & Johnson
	Kellogg	Kimberley-Clark	LVMH	Mondelez International
	Nestlé	PepsiCo	Pernod Ricard	Philip Morris International
	Procter & Gamble	Reckitt Benckiser	Unilever

80	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Maximum potential value and payment at threshold	The maximum annual award of shares permitted under the rules of the LTIP, as approved by shareholders, is 500% of salary for Executive Directors. If the threshold performance level is attained in respect of all five measures, 15% of the award will vest.

2019 Policy: the limit on the levels of award to Executive Directors other than the Chief Executive, which was featured in previous remuneration policies, has been removed. It is not intended that this will lead to a change in the maximum opportunity for the current Finance Director, but is believed to be appropriate to give flexibility over the life of the Remuneration Policy, while maintaining an appropriate level of differentiation between the Chief Executive and other Executive Directors.

All-employee share schemes
How the element supports the Company’s strategic objectives	Executive Directors are eligible to participate in the Company’s all-employee share schemes which are designed to incentivise employees by giving them an opportunity to build shareholdings in the Company.
Operation of the element 2019 Policy: no change in policy	The Company currently operates two all-employee share schemes: the Sharesave Scheme, an HM Revenue & Customs (HMRC) tax-advantaged savings-related share option scheme, and the Share Incentive Plan (SIP) – an HMRC tax-advantaged plan operated by the Company to allow eligible employees to purchase shares in the Company (the Partnership Plan) and to make an annual award of free shares of a level based on performance in the previous financial year (the Share Reward Scheme).
Maximum potential value 2019 Policy: no change in policy	Executive Directors are subject to the same limits on participation as other employees, as defined by the applicable statutory provisions. Currently, these limits are monthly savings under the Sharesave Scheme of £500 per month, and annual share purchases under the Partnership Plan of £1,800 and annual share awards under the Share Reward Scheme of £3,600.

Shareholding requirements
How the element supports the Company’s strategic objectives

To strengthen the alignment between the interests of the Executive Directors and those of the shareholders by requiring Executive Directors to build up a high level of personal shareholding in the Company.

To ensure long-term alignment between the interests of the Executive Directors and those of shareholders through the operation of post-employment shareholding requirements.

Operation of the element and performance metrics used 2019 Policy: post-employment shareholding requirements are to be introduced with effect from the approval of this Remuneration Policy, to achieve a longer-term alignment with the Group’s strategy and shareholders’ interests.

Executive Directors are required to hold shares in the Company:

–  during service as a Director, equal to the value of the same multiple of salary at which LTIP awards are made to that Director (and therefore of 500% for the CEO); and

–  after ceasing service as a Director during the period until the second anniversary of cessation of employment with the Group, of a value equal to 100% of the shareholding requirement that applied whilst a Director. In order to monitor and enforce the above provisions, former Executive Directors are required to hold their shares in a nominee account in respect of which a sale restriction applies to shares held to comply with the requirements.

Those Executive Directors who do not, at any point, meet the shareholding requirements, may generally sell a maximum of up to 50% of any shares vesting (after tax) under the Company’s share plans until the threshold for the shareholding requirements has been met. The estimated notional net-of-tax number of shares held subject to unvested awards under the DSBS element, and LTIP Awards during the LTIP Extended Vesting Period, will count towards the respective shareholding requirements.

A waiver of compliance with the shareholding requirements is permitted at the discretion of the Committee in circumstances which the Committee considers to be exceptional.

Additional notes to the Future Policy Table:

1.

The Committee reserves the right to make any remuneration payments where the terms were agreed prior to an individual being appointed an Executive Director of the Company or prior to the approval and implementation of the Remuneration Policy (including, for the avoidance of doubt, pursuant to the current Remuneration Policy). This includes the achievement of the applicable performance conditions for Executive Directors who are eligible to receive payment from any award made prior to the approval and implementation of the Remuneration Policy.

2.

The Company recognises the opportunities and benefits that accrue to the Company and its Executive Directors who undertake non-executive roles. Consequently, an Executive Director may, with the permission of the Board, undertake a single external appointment and the Executive Director may retain the fees from such appointment.

3.

Malus and clawback: Bonus amounts paid under the IEIS are subject to clawback provisions, and awards made under the DSBS and the LTIP are subject to malus and clawback provisions. In summary, these provisions may be applied if, within specified periods of payment/grant; (1) there has been a material misrepresentation in relation to the performance of any Group company, relevant business unit and/or the participant; or (2) an erroneous calculation was made in assessing the extent to which an award vested or bonus was paid, which in either case resulted in the value of the award or payment being more than it should have been. These provisions may also be applied where a participant is found to have committed, at any time prior to payment of a bonus or the vesting of an award, an act or omission which justified dismissal for misconduct. Where the Committee determines that these provisions are to be applied, the participant may be required to repay up to the excess value which was paid or vested. This repayment may also be effected by the number of shares subject to the award being reduced and/or by a reduction in other cash or share-based awards held by the participant.

BAT Annual Report and Form 20-F 2018	81

Remuneration Report

Annual Statement on Remuneration continued

Illustrations of the application of the Remuneration Policy

The levels of remuneration to be received by Jack Bowles and Ben Stevens as Executive Directors for the first complete year in which the Remuneration Policy will apply are shown as the hypothetical values of their remuneration packages under different performance scenarios in the charts below.

Remuneration outcomes for varying levels of performance

The following assumptions have been applied in the table above.

Maximum award opportunities (% of salary)		Chief Executive	Finance Director
STI (IEIS)		250%	190%
LTI (LTIP)		500%	350% (current award level maintained for Ben Stevens)
Minimum	Fixed salary, pension and benefits only:	No bonus payout; no vesting under LTIP
Expectation	Fixed salary, pension and benefits, plus:	50% of the maximum IEIS award; threshold vesting under the LTIP
Maximum (1)	Fixed salary, pension and benefits, plus:	100% payout of the IEIS; 100% vesting under the LTIP
Maximum (2)	Fixed salary, pension and benefits, plus:	100% payout of the IEIS; 100% vesting under the LTIP; 50% share price appreciation during the relevant performance period of LTIP

Notes:

1.

Benefits value for 2019: (1) comprises an estimated value of the car allowance, medical insurance, life assurance, tax advice and home security benefits, and associated tax costs, based where applicable on the values of the corresponding benefits in 2018, and for the Chief Executive taking into account an estimate of home security costs and an assumed value of tax advice based for these purposes on the policy maximum; (2) excludes any expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or corporate events; (3) excludes the cost of the car and driver provision as the cost of this benefit fluctuates annually depending on business need; and (4) in respect of all employee share plan participation, includes an assumed value of participation in the Share Reward Scheme based for these purposes on the plan maximum and excludes the value of any participation in the Sharesave Scheme or the Partnership Share Scheme.

2.

Pension value for 2019: for the Chief Executive is based on the contribution rate of 15% of base salary that will apply under this Remuneration Policy with effect from 1 May 2019 and for the Finance Director represents an estimated value of his legacy arrangements based on the corresponding value in 2018.

3.

No illustration is provided for Nicandro Durante, as he will cease to be an Executive Director from 1 April 2019, which is prior to the date on which this Remuneration Policy will (if approved by shareholders) come into force.

82	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Other policy provisions in relation to Directors’ pay
Flexibility, judgement and discretion
As the Remuneration Policy needs to be capable of operating over a three-year period, the Committee has built in a degree of flexibility to enable the practical implementation of the Remuneration Policy over that prospective lifetime, including as set out in the Future Policy Table above. The key discretions and areas of flexibility and judgement are summarised as follows:

Salary	To determine salary levels, including any annual salary increases.

To review and change the pay comparator group to ensure that it remains appropriate.
Benefits	To determine benefit provision.
Pensions	To determine the form and level of pension provision within the parameters set out in the policy.
STI (cash and deferred shares) and LTIP	To annually determine the targets for each STI performance measure, and to annually amend the performance measures and/or vary their weighting.

To annually determine the targets for each LTIP performance measure, including to review and change the LTIP TSR comparator group.

To amend the LTIP performance measures and/or vary their weighting, although the Committee will generally only seek to make amendments following consultation with shareholders.

In respect of STI and LTIP:

– to adjust, whether positively or negatively, the level of payment/vesting in circumstances where the Committee considers it is appropriate to do so to reflect the overall performance of the Company.

–  to alter performance conditions if events happen which cause the Committee to determine that the performance condition is no longer a fair measure of the Company’s performance, provided that the revised target is, in the opinion of the Committee, not materially less challenging than was intended in setting the original condition.

– to exercise the available discretions in connection with any termination of employment or a change of control or similar event.

–  to determine whether awards under the LTIP are delivered as options or under any other form permitted under the LTIP rules as approved by shareholders and, in respect of operational matters not otherwise covered by the Policy, to operate the IEIS, DSBS and LTIP in accordance with their terms.

Other	To determine (within the parameters set out in the Policy) appropriate contractual and remuneration arrangements in connection with the recruitment of a new Executive Director, and to determine, for an initial period only, to agree a contract of longer than a one-year rolling duration.

Within the parameters set out in the Policy, to determine appropriate arrangements in connection with any termination of employment.

Within the parameters set out in the Policy, to agree a waiver of shareholding guidelines, whether during or after service.

To operate malus and clawback provisions.

BAT Annual Report and Form 20-F 2018	83

Remuneration Report

Annual Statement on Remuneration continued

Approach to remuneration of Directors on recruitment
Principles In making an Executive Director appointment (whether an internal promotion or external appointee) the Committee will follow these principles. 2019 Policy: no change in policy

British American Tobacco seeks to appoint senior, high calibre managers. Many of its competitors for talent are based outside the UK.

To offer a package (both fixed salary, pension and performance-related remuneration) which is sufficiently competitive (but not excessively so) so that senior, high calibre candidates can be appointed, and which is designed to promote the long-term success of the Company.

The Committee will consider the market, including the Pay Comparator Group, and by reference to other companies of equivalent size and complexity to ensure that it does not overpay.

Consideration will be given to relevant factors, such as the candidate’s skills, knowledge and experience and his or her current package and current location in determining the overall package.

Internal pay relativities and the terms and conditions of employment of the new and existing Executive Directors will be considered to ensure fairness between Executive Directors.
External appointment to role of Executive Director – additional considerations 2019 Policy: no change in policy

The Committee may exercise its discretion to award two or three-year contracts in the event that an Executive Director is recruited externally or from overseas; contracts with an initial period of longer than one year will then reduce to a one-year rolling contract after the expiry of the initial period.

The Committee will consider matching up to the maximum of the expected value of lost short or long-term incentive awards in order to facilitate the recruitment of that individual.

A replacement award would generally take the form of either a one-off award with a vesting period similar to the award given up (and, in the case of a replacement of a performance-based award, appropriate performance conditions) or a cash replacement payment in respect of an award that is within three months of vesting, although in either case the Committee may make other arrangements as it deems to be necessary.

Where appropriate, a replacement award will also be made subject to malus and clawback provisions.
Relocation British American Tobacco may provide appropriate relocation support.

Relocation support of up to £200,000 may be provided in connection with recruitment. Examples of this support may include: shipment of goods; temporary accommodation; assistance to find accommodation; tax support services; and spouse or partner career counselling.

Inbound relocation and shipment expenses are subject to clawback provisions.

2019 Policy: no change in policy

84	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Service contracts – Executive Directors

The following table describes the provisions of the service contract of Jack Bowles. It is currently anticipated that service contracts for newly-appointed Executive Directors will not contain terms differing materially from these provisions (provided that other arrangements may be entered into in connection with the recruitment of Executive Directors, as described in the ‘Approach to remuneration of Directors on recruitment’ section on page 84).

Notice period Employed on a permanent contract, terminable by either party on one-year’s notice.	– A period of notice to be given by either the Executive Director or the Company of 12 months.
– The Company may require the Executive Director to be on garden leave during all or any part of the period of notice (whether given by the Executive Director or the Company).

Contractual terms

The contract includes obligations which could give rise to, or impact upon, remuneration and/or payments for loss of office.

The provisions of the Company’s incentive arrangements applicable on a termination of employment are set out separately below.

The primary obligations under the contract which may give rise to remuneration or payments for loss of office are as follows:

–  to provide salary payment, contributions to applicable pension arrangements and benefits (whether in cash or in kind) as specified in the contract, and to reimburse reasonable expenses incurred by the Executive Director in performing his duties;

–  to give the Executive Director eligibility to participate in annual and/or long-term incentive arrangements;

– to provide a company car and driver for personal and/or business use, and a car allowance;

–  to provide 25 working days’ (plus public holidays) paid holiday per annum. On termination of employment the Company may at its discretion require the Executive Director to take all accrued holiday during any period of notice or pay him a sum in lieu;

–  to provide sick pay at the Executive Director’s normal salary rate for up to 12 weeks during any rolling 12-month period, and thereafter at the Company’s discretion, subject to the Company’s Sick Pay Policy;

–  to give the Executive Director eligibility to participate in a private medical expenses scheme and a personal accident scheme, and to provide life assurance benefits, subject to the terms and conditions of such schemes from time to time in force;

–  to terminate the contract only on the expiry of 12 months’ written notice or to make a payment in lieu of notice in respect of all, or the unexpired part, of the 12 months’ notice calculated based on: (1) salary at then current base pay; and (2) the cost to the Company of providing private medical expenses insurance and personal accident insurance (or the Company may, at its option, continue those benefits for the unexpired period of the notice). In determining the value of a payment in lieu of notice the Company shall not be required to reward failure on the part of the Executive Director and shall have regard to corporate governance standards at the termination date. The Company may, at its reasonable discretion, make the payment in lieu of notice in phased monthly or quarterly instalments and may determine that it should be reduced in accordance with the duty on the part of the Executive Director to mitigate his loss; and

– to continue to pay the Executive Director’s salary and contractual benefits during any garden leave period.

In addition to the contractual rights to a payment on loss of office, the Executive Director may have statutory and/or common law rights to certain additional payments depending on the circumstances of the termination.
Legacy arrangements

The contractual terms of the Finance Director, entered into prior to this Remuneration Policy coming into force, include the following provisions which are in addition to or differ from those described above:

–  the contractual entitlement to sick pay applies at the Executive Directors’ normal salary for a period of up to two months, and then half his normal salary for a period of up to one month, and thereafter at the Company’s discretion;

–  any payment in lieu of notice is calculated based on: (1) salary at then current base pay; (2) car allowance; and (3) the cost to the Company of providing private medical expenses insurance, life assurance and personal accident insurance (or the Company may, at its option, continue any of those benefits for the unexpired period of the notice). Any payment in lieu of notice is payable in full on termination of employment; and

– for any time spent on garden leave, the assessment of the Executive Director’s performance under his relevant bonus scheme shall be at ‘target’ level.
Inspection of service contracts Copies may be inspected at the Company’s registered office; these contracts are amended annually following the salary review.	The dates of the latest service contracts are shown below:
	Executive Director	Execution date of current service contract
	Jack Bowles	11 December 2018 (appointment as an Executive Director commenced 1 January 2019)
	Ben Stevens	26 March 2008 (as amended by side letter dated 23 July 2010)

BAT Annual Report and Form 20-F 2018	85

Remuneration Report

Annual Statement on Remuneration continued

Policy on payment for loss of office

Treatment of awards under the share incentive schemes: International Executive Incentive Scheme (IEIS)/Deferred Share Bonus Scheme (DSBS)

Long-Term Incentive Plan (LTIP) All-employee scheme

The release of awards is dependent on ‘leaver’ status and is at the discretion of the Committee.

Plan	‘Good leaver’	‘Other’ leaver scenarios

IEIS and DSBS

2019 Policy: with effect from this Remuneration Policy coming into force, IEIS bonuses paid to good leavers are to be assessed on a ‘wait and see’ basis, by reference to full-year results, and paid at the normal time.

‘Good leavers’ are eligible for a bonus pro-rated for the period of employment during the year.

Payments made during a notice period or after cessation may, at the discretion of the Committee, be made in cash only.

Bonuses are assessed based on actual full-year performance and paid at the normal time. Awards under the DSBS will vest upon termination of employment.

No entitlement to a bonus but the Committee has the discretion to treat ‘other’ leavers in the same manner as ‘good leavers’; this discretion is not exercisable in the case of summary dismissal.

Awards under the DSBS will lapse unless the Committee, in its absolute discretion, decides otherwise.

LTIP 2019 Policy: no change in policy.	Vesting occurs at the end of the LTIP Extended Vesting Period, subject to performance over the normal performance period and, where applicable, pro-rated for the period of employment during the performance period.	Unvested awards, including any awards which are still subject to the LTIP Extended Vesting Period, will lapse unless the Committee, in its absolute discretion, decides otherwise.

All-employee share schemes	Directors are treated in accordance with the scheme rules, in the same manner as applies to all employees.

The Committee retains discretion in deciding ‘good leaver’ status other than in cases of automatic ‘good leavers’ as set out in the applicable provisions of the DSBS and LTIP rules. The discretionary powers are intended to provide flexibility as Executive Directors may leave employment for a broad variety of reasons which may not necessarily fall within the prescribed category of ‘good leaver’. The Committee exercises its discretion by reference to guidelines which set out its agreed relevant factors to assist in the determination of a leaver’s status.

Guidelines

Factors which may indicate that discretion may be exercised to treat as a ‘good leaver’

Resignation intending to cease work altogether.

Resignation intending to take up a different occupation, such as a portfolio career.

Delayed resignation from the Company to accommodate the Company’s plans or the demands of his or her current workload.

Departure at the request of and/or with the agreement of the Company.

Factors which may indicate that discretion may not be exercised

Resignation from the Company to work for a competitor or to undertake a role otherwise acting in conflict with the interests of the Company.

Resignation from the Company notwithstanding the Company’s plans and role demands.

Termination or resignation in any circumstance involving factors such as misconduct or poor performance.

In exercising its discretion, the Committee will also take into account the individual’s overall performance as well as their contribution to the Company during their total period of employment.

86	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Other

Payment of legal fees incurred by an individual in connection with reviewing a settlement agreement on termination of employment.

Reimbursement of reasonable relocation costs of up to £200,000 where an Executive Director (and, where relevant, his or her family) had originally relocated to take up the appointment; this may include the shipment of personal goods and winding-up his or her affairs in the UK and the incidental costs incurred in doing so.

In certain circumstances, the Committee may approve new contractual arrangements with departing Executive Directors, potentially including (but not limited to) settlement, confidentiality, restrictive covenants and/or consultancy arrangements. These arrangements would only be entered into where the Committee believes that it is in the best interests of the Company and its shareholders to do so.

BAT Annual Report and Form 20-F 2018	87

Remuneration Report

Annual Statement on Remuneration continued

Statement of consideration of employment conditions elsewhere in the Company remuneration provisions applicable to the wider Group

Remuneration provisions applicable to the wider Group

The Group’s remuneration policies and practices are founded on a high degree of alignment and consistency across the organisation. Accordingly, remuneration for members of the Management Board and senior management is determined taking into account the remuneration principles that apply to the Executive Directors, and similar principles also form the basis of the remuneration arrangements for the wider workforce.

A globally consistent pay comparator group, derived from the peer group used by the Remuneration Committee for executive pay benchmarking, is utilised across all levels of the organisation for pay benchmarking purposes, with an appropriate level of flexibility provided to the other employing entities.

The approach to annual salary reviews is consistent across the Group, with consideration given to the scope of the role, level of individual experience, responsibility, individual performance and pay levels in the selected peer group.

All middle-to-senior managers are eligible to participate in a short-term incentive plan with the same metrics as Executive Directors. Other employees in corporate functions are eligible to participate in annual bonus plans, which mirror the Executive Directors’ performance objectives. Functional incentive schemes are offered to the Group’s employees in non-corporate positions such as sales force or manufacturing roles. Opportunities and metrics which apply to those schemes may vary by organisational level with functional performance indicators incorporated where appropriate.

Senior managers are eligible to participate in the long-term incentive programme (LTIP), with opportunities varying across levels with the most senior managers having a bigger portion of their pay delivered under the LTIP.

In the UK, all employees are encouraged to become shareholders by participating in all-employee share plans on the same terms as Executive Directors. Similar all-employee share schemes have been adopted for other jurisdictions with the goal of encouraging broader long-term employee ownership.

The key difference between Executive Directors’ remuneration and the wider employee population is the increased emphasis on long-term performance in respect of Executive Directors, with a greater percentage of their total remuneration being performance-related. This includes an additional two-year holding period on vested LTIPs, and post-employment shareholding requirements which do not apply to other employees. Under the LTIP, Executive Directors and Management Board members are subject to ’wait and see’ provisions requiring the full three-year performance measure to be assessed before vesting is determined.

Retirement benefits, typically in the form of a pension, are provided based on local market practice. Pension contribution rates for Executive Directors under the defined contribution scheme will be aligned with those available to the wider UK employee population. Other benefits provided to the wider employee population reflect local market practice and legislative requirements.

Process in setting Executive Directors’ remuneration

The Committee considers the budgeted salary increases for the UK-based employee population, the guidance given to managers on the range of salary increases and other remuneration arrangements and employment conditions for all UK-based employees when determining the remuneration for Executive Directors.

It is expected that future salary increases for Executive Directors will be in line with the range set out in the salary review guidelines for the general UK employee population, except in exceptional circumstances, such as where a recently-appointed Executive Director’s salary is increased to reflect his or her growth in the role over time or where significant additional responsibilities are added to the role.

As a key principle, management provides the Remuneration Committee with visibility of the potential impact of proposed changes to the Executive Directors’ Remuneration Policy on the wider employee population.

Workforce engagement

The Group has a range of well-established workforce engagement channels worldwide to ensure the Board, through updates provided by management, understands the views of the Group’s workforce across all jurisdictions in which the Group operates. Group engagement channels include works councils, meetings with the European Employee Council, town hall sessions, global, functional and regional webcasts, and CEO webcasts. Additionally, the Board undertakes a Group market or site visit on an annual basis, including meeting with local employees, and the Executive Directors regularly visit markets and local sites across the Group. A global employee opinion survey is conducted across the Group every two years. Questions on the Group’s pay arrangements are included in the survey and the outcomes are reviewed by the Remuneration Committee and the Board and then reported back across the Group. Regional and local Board Compensation Committees (covering our business units and global functions) are provided with the outcomes of remuneration policies and practices for the wider employee population and have visibility of key issues that may have an impact on competitiveness of remuneration elements.

From 1 January 2019, the Group has adopted an enhanced approach to workforce engagement worldwide, to ensure meaningful and regular dialogue is maintained between the Board and our workforce given its geographical spread, scale and diversity. In addition to the range of engagement channels above, which are implemented at market, business unit, functional and/or regional level as appropriate for the composition of the local workforce populations, the Group has implemented new reporting channels to enable regular reporting to the Board on workforce views on key topics at all levels across the Group, including pay and related policies. Board feedback and associated action planning, as appropriate, is cascaded back to the workforce and the Board is kept updated on progress against identified actions during the year.

The Remuneration Committee is regularly updated on the pay principles and practices in operation across the Group, in order to take these into account in setting the policy for Directors’ pay. Although employees are not specifically consulted on the policy for Directors’ pay as set out above, there continues to be an ongoing dialogue with employees, through a variety of channels, about the Company’s pay practices.

88	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Chairman and Non-Executive Directors
Fees 2019 Policy: no change in policy	The Chairman receives a single all-inclusive fee. Other Non-Executive Directors receive a base fee and may also receive additional fees in respect of committee membership and/or chairmanship.

The Committee considers annually the fee payable to the Chairman and to the other Non- Executive Directors. This process may take into account factors including the breadth and demands of the relevant role as well as comparison with fees paid by the same comparator group of companies used for setting the base salary of Executive Directors. The annual review does not necessarily result in a change to the fees.

It is anticipated that any future aggregate increase in fees for the Chairman and other Non- Executive Directors will generally be in the range of the increases in the base pay of UK-based employees in the Group and will not exceed 10% per annum during the policy period.[1]

The Chairman and other Non-Executive Directors do not participate in any discussion on their own respective remuneration.
Benefits, travel and related expenses 2019 Policy: no change in policy

Non-Executive Directors may be reimbursed for the cost of travel, accommodation and related expenses incurred in connection with their duties and are eligible to use general practitioner ‘walk-in’ services. The Non-Executive Directors and their partners may attend hospitality or similar functions.

Benefits for the Chairman may also include: the use of a Company driver; private medical insurance and personal accident insurance benefits; the provision of home and personal security; and assistance in relation to personal tax matters.

If necessary, the Company will pay for independent professional advice in connection with the performance of duties as Non-Executive Directors.
The Company provides D&O insurance and an indemnity to the Non-Executive Directors to cover costs and liabilities incurred in the execution of their duties.

In instances where any benefits, reimbursements or expenses are classified by HMRC as a benefit to the Non-Executive Directors, it is also the practice of the Company to pay any tax due on any such benefits.

Other 2019 Policy: no change in policy

There are no formal requirements or guidelines to hold shares in the Company. No Non- Executive Director is eligible to participate in the British American Tobacco share schemes, bonus schemes or incentive plans and no Non-Executive Director may be a member of any Group pension plan.

Note:

1.

Aggregate fees limit: the total annual fees of the Chairman and other Non-Executive Directors are limited to the overall aggregate annual limit authorised by shareholders with reference to the Company’s Articles of Association (currently £2,500,000).

Terms of Appointment for the Chairman and other Non-Executive Directors

Non-Executive Directors, including the Chairman, are appointed as officeholders, not employees. In any given year, the period of appointment runs from the close of the Company’s last AGM to the close of the Company’s next AGM.

The Chairman may terminate his or her appointment on one month’s written notice, and the Company may give a compensation payment in lieu of all or part of such notice. The Chairman may be removed by the Company prior to the expiry of his or her term of appointment by three months’ written notice or a compensation payment in lieu of all or part of such notice.

A Non-Executive Director may terminate his or her appointment at any time in accordance with the Company’s Articles of Association. Alternatively, a Non-Executive Director’s appointment will terminate if: (1) the Board requests that he or she not offer himself or herself for re-election at the next AGM; (2) the Non-Executive Director is not re-elected at the next AGM; (3) the Non-Executive Director is required to vacate office for any reason pursuant to any of the provisions of the Company’s Articles of Association; or (4) the Non-Executive Director is removed as Director or otherwise required to vacate office under any applicable law.

BAT Annual Report and Form 20-F 2018	89

Remuneration Report

Annual Report on Remuneration

1 Overview of what our Executive Directors earned in 2018 and why

What our Executive Directors earned in 2018

Single figure for Executive		Salary	Taxable benefits		Short-term incentives		Long-term incentives			Pension	Other emoluments			Total
Directors		£’000		£’000		£’000		£’000		£’000		£’000		£’000
	2018	2017	2018	2017	2018	2017	2018	2017[1]	2018	2017	2018	2017	2018	2017
Nicandro	1,295	1,235	295	218	3,275	3,039	3,510	5,411	430	307	32	34	8,837	10,244
Durante
Ben Stevens	916	887	132	167	1,756	1,650	1,790	2,957	491	305	18	16	5,103	5,982
Total	2,211	2,122	427	385	5,031	4,689	5,300	8,368	921	612	50	50	13,940	16,226

Note:

1.

Long-term incentives shown for 2017: in accordance with the UK Directors’ Remuneration Report Regulations, estimates for the values of the vesting 2015 LTIP awards were given in the Annual Report on Remuneration 2017; these amounts have been re-presented to show the actual market value on the date of vesting in 2018.

Further information in respect of this remuneration can be found in Section 2 on page 91.

How this aligns to performance

Short-term incentives for the performance period ended in 2018
Vesting at:
Chief Executive: corporate performance – 250% of salary; individual performance adjustment is not applicable
Finance Director: corporate performance – 190% of salary; individual performance adjustment is not applicable
Adjusted profit from operations (APFO)	Adjusted revenue growth from the Strategic Portfolio
at constant rates of exchange +4% growth on a representative basis	+8.5% growth on a representative basis
Group share of Key Markets	Adjusted cash generated from operations (Adjusted CGFO)
+40 bps	at constant rates of exchange Exceeded the maximum performance level set by the Remuneration Committee (equivalent to 112.2% operating cash flow conversion)

Long-term incentives for the three year performance period ended in 2018
Vesting at 70.5%
Total shareholder return (TSR)	0% achievement
19 out of 23 in FMCG comparator group 2016–2018	(0% of award vesting out of possible 20%)
Adjusted diluted earnings per share (EPS) growth	100% achievement
12.5% CAGR at current rates of exchange	(20% of award vesting out of possible 20%)
Adjusted diluted earnings per share (EPS) growth	100% achievement
10.7% CAGR at constant rates of exchange	(20% of award vesting out of possible 20%)
Adjusted revenue growth	52.5% achievement
3.9% CAGR at constant rates of exchange	(10.5% of award vesting out of possible 20%)
Adjusted operating cash flow conversion ratio	100% achievement
100.8% ratio over the performance period	(20% of award vesting out of possible 20%)

Non-GAAP measures

Adjusted profit from operations (APFO), adjusted cash generated from operations (Adjusted CGFO), adjusted diluted EPS, adjusted revenue and operating cash flow conversion ratio are non-GAAP measures used by the Remuneration Committee to assess performance. Please refer to pages 258 to 266 for definitions of these measures and a reconciliation of these measures to the most directly comparable IFRS measure where applicable.

For the purposes of the Remuneration Report in relation to STI and LTIP performance measures, APFO, Adjusted CGFO, Adjusted revenue and Adjusted operating cash flow conversion ratio for 2018 are measured on a representative basis to include the impact of acquisitions in 2017 as though they were acquired for the whole of that period.

90	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

2 Executive Directors’ remuneration for the year ended 31 December 2018

Total remuneration for the year ended 31 December 2018

	Nicandro Durante						Ben Stevens		For further information
	2018		2017		2018		2017
	£’000		£’000		£’000		£’000
Salary	1,295		1,235		916		887

Taxable benefits[1]
– car allowance	16		16		14		14
– health insurance	7		6		10		9
– tax advice	62		6		–		–
– use of Company driver	83		64		100		80
– home and personal security	121		115		6		44
– other expenses related to individual and/or accompanied attendance at Company functions/events	6		11		2		20
Total taxable benefits	295		218		132		167

Short-term incentives
STI vesting percentage (% of maximum)	100%		97.2%		100%		97.2%
STI: cash – Group performance element	1,637.5		1,266		877.8		687.5
STI: cash – Individual performance adjustment factor	–		507		–		275
STI: DSBS – Group performance deferred element	1,637.5		1,266		877.8		687.5
Total short-term incentives	3,275		3,039		1,756		1,650		Page 92

Long-term incentives
LTIP vesting percentage (% of maximum)	70.5%		96.1%		70.5%		96.1%
LTIP value to vest	3,001	[2]	4,833	[3]	1,531	[2]	2,641	[3]
Dividend equivalent	509		578	[4]	259		316	[4]
Total long-term incentives	3,510		5,411		1,790		2,957		Page 94

Total pension-related benefits	430		307		491		305		Page 95

Other emoluments
Life insurance	29		26		15		12
Share Reward Scheme (value of ordinary shares awarded)	3		4		3		4
Sharesave Scheme (face value of discount on options granted)	–		4	[5]	–		–
Total other emoluments	32		34		18		16
Total remuneration	8,837		10,244		5,103		5,982

Notes:

1.

Taxable benefits: the figures shown are gross amounts as in line with the UK market; it is the normal practice of the Company to pay the tax which may be due on any benefits, with the exception of the car or car allowance. Ben Stevens’ home and personal security benefit in 2017 included costs associated with installation of a new home security system. Nicandro Durante’s tax advice cost in 2018 is net £28,371; the number presented above is inclusive of applicable VAT and income tax.

2.

LTIP award shown for 2018: the 2016 LTIP award is due to vest on 12 May 2021 based on performance to 31 December 2018. The value shown is based on the average share price for the three-month period ended 31 December 2018 of 3,029.52p.

3.

LTIP award shown for 2017: the values disclosed in the Annual Report on Remuneration for the year ended 31 December 2017 were estimated values as the award had not vested by the date of that report; these amounts have been re-presented based on the actual market value on the date of vesting of 27 March 2018 of 3,946p.

4.

LTIP dividend equivalent payments: the dividend equivalent payment that will attach to the LTIP award that is included in the Single Figure Table is reported. The values for the year ended 31 December 2017 have been restated on this basis.

5.

Sharesave Scheme: the value disclosed for the year ended 31 December 2017 represents the difference between the closing share price on the working day prior to the start of the invitation period (24 February 2017) of 5,070p and the option price of 4,056p.

BAT Annual Report and Form 20-F 2018	91

Remuneration Report

Annual Report on Remuneration continued

Short-term incentives for the year ended 31 December 2018

Timing of disclosures

In previous years, publication of the STI targets has been deferred for one year on the basis of the commercially sensitive nature of those targets. Notwithstanding that the Remuneration Committee continues to consider that STI targets remain commercially sensitive, the Remuneration Committee has, on balance, decided that publication of STI targets will in future be published in the remuneration report following the end of the relevant performance year. Consequently, this year’s remuneration report sets out the targets relating to both the 2017 and 2018 performance years.

Disclosure of the specific targets for the STI in the year ended 31 December 2017, and the outcomes against those targets, are included on page 104.

STI performance measures, weightings and results for year ended 31 December 2018
STI: performance measure and target 2018	Description of measure 2018	Actual performance 2018
Adjusted profit from operations (APFO) (growth over prior year) Weighting: 30% Threshold: 1% growth over 2017 Maximum: 3.7% growth over 2017	APFO is the adjusted profit from operations at constant rates of exchange for the year ended 31 December 2018. Please refer to page 261 for the detailed description of APFO.	APFO growth over the prior year of 4% on a representative basis. Strategic Report: Delivering our strategy – Productivity
Group’s share of Key Markets (growth over prior year) Weighting: 10% Threshold: 0 bps growth over 2017 Maximum: 20 bps growth over 2017

The Group’s retail market share in its Key Markets accounts for around 80% of the volumes of the Group’s subsidiaries. The Group’s share is calculated from data supplied by retail audit service providers and is rebased as and when the Group’s Key Markets change. When rebasing does occur, the Company will also restate historic data and provide fresh comparative data on the markets.

Global market share in key markets grew by 40 bps. Strategic Report: Delivering our strategy – Growth
Adjusted revenue growth from the Strategic Portfolio (growth over prior year) Weighting: 30% Threshold: 2% growth over 2017 Maximum: 7.8% growth over 2017

The Strategic Portfolio reflects the focus of the Group’s investment activity, and is defined as Global Drive Brands (GDBs), strategic brands in the US Market, and PRAP brands (Vapour, THP, Traditional Oral and Modern Oral portfolio). This measure is assessed at constant rates of exchange. Please refer to page 260 for the detailed description of the Strategic Portfolio.

Adjusted revenue from the Strategic Portfolio grew by 8.5% on an representative basis. Strategic Report: Delivering our strategy – Growth

Adjusted cash generated from operations (Adjusted CGFO)

(as against adjusted budget)

Weighting: 30%

Threshold: Equivalent to 102.8% operating cash flow conversion

Maximum: Equivalent to 105.8% operating cash flow conversion

Adjusted CGFO is defined as the net cash generated from operating activities, before the impact of adjusting items, dividends paid to non-controlling interests and received from associates, net interest paid and net capital expenditure.

Adjusted CGFO is measured at constant rates of exchange.

Adjusted CGFO exceeded the maximum performance level set by the Remuneration Committee (equivalent to 112.2% operating cash flow conversion). Strategic Report: Delivering our strategy – Productivity

92	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Consideration of individual performance adjustment factor

In addition to the Company-based STI corporate performance measures, the Remuneration Committee has also reviewed each Executive Director’s personal performance against a weighted set of operational and strategic measures. These were agreed as their specific individual objectives at the beginning of the year and depend on the priorities for each Director’s area of responsibility in the context of the delivery of Group strategy. Personal performance rated as ‘Outstanding’ can result in an adjustment factor of up to 20% to the corporate STI result but is subject to the applicable maximum award limit. Personal performance rated as ‘Requires Improvement’ results in any corporate STI result being reduced by 50%. No individual performance adjustment factor is applicable for the 2018 STI results.

STI outcome for year ended 31 December 2018

	Available STI award as % of base salary	Group % result	Individual performance adjustment factor %	STI award achieved % of base salary	STI award achieved £’000 (Value shown in Single Figure Table)
Nicandro Durante	250%	100%	n/a%	250%	3,275
Ben Stevens	190%	100%	n/a%	190%	1,756

50% of the award in respect of the Group result will be paid in cash and 50% as an award under the DSBS.

Note:

1.

DSBS: awards made under the DSBS are in the form of free ordinary shares in the Company that normally vest after three years and no further performance conditions apply in that period. In certain circumstances, such as resigning before the end of the three-year period, participants may forfeit all of the shares. Malus-only provisions apply for DSBS awards made from 2014 and clawback provisions operate from 2016 STI cash awards.

BAT Annual Report and Form 20-F 2018	93

Remuneration Report

Annual Report on Remuneration continued

Long-term incentives (LTIP) for the year ended 31 December 2018

LTIP performance measures, weightings and results for the year ended 31 December 2018

LTIP: performance measure	Description of measure and target for 2016 LTIP Performance period 1 January 2016 – 31 December 2018		Result achieved	Vesting percentage
Relative TSR[1] Relative to a peer group of	2016–2018 LTIP target		Ranked 19 out of 23	0% (out of maximum of 20%)

international FMCG companies	Threshold	At median, 3% vests

Weighting: 20%	Maximum	At upper quartile, 20% vests
EPS growth at current exchange rates			12.5% CAGR	20% (out of maximum of 20%)
Compound annual growth in adjusted diluted EPS measured at current rates of exchange	2016–2018 LTIP target

	Threshold	At CAGR of 5%, 3% vests

	Maximum	At CAGR of 10%, 20% vests
Weighting: 20%
EPS growth at constant exchange rates			10.7% CAGR	20% (out of maximum of 20%)
Compound annual growth in adjusted diluted EPS measured at constant rates of exchange	2016–2018 LTIP target

	Threshold	At CAGR of 5%, 3% vests

	Maximum	At CAGR of 10%, 20% vests
Weighting: 20%
Adjusted revenue growth[2]			3.9% CAGR	10.5% (out of maximum of 20%)
Compound annual growth measured at constant rates of exchange	2016–2018 LTIP target

	Threshold	At CAGR of 3%, 3% vests

	Maximum	At CAGR of 5%, 20% vests
Weighting: 20%
Adjusted Operating cash flow conversion ratio			100.8% ratio	20% (out of maximum of 20%)
Ratio over the performance period at current exchange rates	2016–2018 LTIP target

	Threshold	Ratio of 85%, 3% vests

	Maximum	Ratio of 95%, 20% vests
Weighting: 20%
Total vesting level				70.5% vesting

Note:

1.	Relative TSR: the constituents of the FMCG peer group are listed on page 80.

2.

The underpin for adjusted revenue growth measure: the adjusted revenue growth measure can only vest provided the corresponding three-year CAGR of APFO exceeds the CAGR of the threshold performance level for APFO as approved annually in the STI and approved by the Board. The underpin was exceeded with reference to the APFO STI outcomes for 2016, 2017 and 2018.

Impact of the RAI acquisition on 2016 LTIP awards

Following the acquisition of the remaining shares of RAI which the Group did not already own on 25 July 2017, the Committee has taken time to consider how the impact of this major acquisition should be treated for the purposes of the 2017 performance year within the 2016 LTIP award. As a result of this review, the following treatments have been applied in respect of the RAI acquisition:

–	relative TSR and EPS growth – no further adjustments were needed as the incremental costs and benefits associated with the acquisition are already factored into performance; and

–

adjusted revenue growth and underpin – the 2017 performance year was measured based on organic BAT performance (excluding the impact of RAI and other 2017 acquisitions) to allow for a like-for-like comparison. The 2018 performance year was measured on a representative basis; please refer to page 259 for further details.

The Remuneration Committee believe this is the correct, fair and appropriate way to treat the acquisition of RAI.

LTIP outcome for year ended 31 December 2018

	Number of ordinary shares subject to award	Vesting % achieved (based on 2016–2018 performance period)	Number of ordinary shares to vest	Value of ordinary shares to vest[1] £’000	Dividend equivalent payment on vesting[2] £’000	Total value to vest £’000 (Value shown in Single Figure Table)
Nicandro Durante	140,529	70.5%	99,072	3,001	509	3,510
Ben Stevens	71,669	70.5%	50,526	1,531	259	1,790

These LTIP awards are due to vest on 12 May 2021, and will become exercisable on that same date.

Notes:

1.	The value of ordinary shares to vest shown above is based on the average share price for the three-month period ended 31 December 2018 of 3,029.52p.

2.	The dividend equivalent amount shown above that will become payable on vesting is the value of the dividend equivalents accrued on the proportion of the award that is due to vest.

94	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Executive Directors’ pension entitlements and accruals for the year ended 31 December 2018

Nicandro Durante

Pension values	Accrued pension at year-end 31 Dec 2018 £’000	Additional value of pension on early retirement
UURBS (UK)	168	–
Total	168	–

Nicandro Durante’s UURBS pension entitlements are derived as follows:

–

effective from 1 March 2006 (being the date of his appointment as a member of the Management Board), an accrual of 0.65% for each year of service on a basic £ sterling salary comparable to that of a General Manager of Souza Cruz S.A. At retirement the pension will be based on a 12 month average and will be provided through the UURBS; and

–

with effect from 1 January 2011 (being the date of his appointment as Chief Executive Designate), Nicandro Durante commenced an accrual of 2.5% for each year of service on a basic salary in excess of that stated above. At retirement the pension is based on a 12 month average and will be provided through the UURBS.

Total accrued pension is the amount of pension that would be paid annually on retirement based on service to the end of the year.

The pension-related benefits disclosed in the single figures for Executive Directors’ remuneration represent Nicandro Durante’s net accrual for the period, being the differential between his total pension entitlements as at 31 December 2017 (adjusted for inflation) and as at 31 December 2018, multiplied by 20 in accordance with the UK Directors’ Remuneration Report Regulations.

Nicandro Durante receives a pension in payment from the Fundação Albino Souza Cruz (FASC) from Souza Cruz S.A., a Brazilian registered wholly-owned subsidiary of the Group. This pension benefit has been in payment since April 2012 and currently amounts to approximately £445,905 per annum (after adjusting for currency exchange) S.A. reflecting his 31 years’ service at Souza Cruz.

Ben Stevens

Pension values	Accrued pension at year-end 31 Dec 2018 £’000	Additional value of pension on early retirement
British American Tobacco UK Pension Fund	101	–
UURBS (UK)	345	–
Total	446	–

Ben Stevens joined the UK Pension Fund after 1989, before the closure of its non-contributory defined benefit section to new members in April 2005. As a result, prior to 6 April 2006, he was subject to the HMRC cap on pensionable earnings (notionally £160,800 for the tax year 2018/19). In addition, he has an unfunded pension promise from the Company in respect of earnings above the cap on an equivalent basis to the benefits provided by the UK Pension Fund. This is provided through the UURBS. Further to the changes to the applicable tax regulations, Ben Stevens has reached his lifetime allowance of £1.8 million and therefore has ceased accrual in the Pension Fund with all future benefits being provided through membership of the UURBS. During the year, there has been no change to the overall pension entitlement of Ben Stevens.

Total accrued pension is the amount of pension that would be paid annually on retirement based on service to the end of the year.

The pension-related benefits disclosed in the single figures for Executive Directors’ remuneration represent Ben Stevens’ net accrual for the period, being the differential between his total pension entitlements as at 31 December 2017 (adjusted for inflation) and as at 31 December 2018, multiplied by 20 in accordance with the UK Directors’ Remuneration Report Regulations.

These commitments are included in note 12 in the Notes on the Accounts. UK Pension Fund members are entitled to receive increases in their pensions once in payment, in line with price inflation (as measured by the Retail Prices Index) and up to 6% per annum.

Notes:

1.

UK Pension Fund: this is non-contributory. Voluntary contributions paid by an Executive Director and resulting benefits are not shown. No excess retirement benefits have been paid to or are receivable by an Executive Director or past Executive Director.

2.	Revised pension arrangements apply from 2019 for new Executive Directors as detailed further in the revised remuneration policy at page 78.

BAT Annual Report and Form 20-F 2018	95

Remuneration Report

Annual Report on Remuneration continued

Other information relating to Chief Executives’ remuneration for the year ended 31 December 2018

Chief Executives’ pay – comparative figures 2009 to 2018

Year	2009	2010	2011	2012	2013	2014	2015	2016	2017		2018
Chief Executives’ ‘single figure’ of total remuneration (£’000)
Paul Adams[1] (to 28 February 2011)	7,713	8,858	5,961	n/a	n/a	n/a	n/a	n/a	n/a		n/a
Nicandro Durante[2] (from 1 March 2011)	n/a	n/a	5,589	6,340	6,674	3,617	4,543	8,313	10,244	[3]	8,837
Annual bonus (STI) paid against maximum opportunity (%)
Paul Adams[1] (to 28 February 2011)	67.7	87.0	100	n/a	n/a	n/a	n/a	n/a	n/a		n/a
Nicandro Durante[2] (from 1 March 2011)	n/a	n/a	100	85.0	81.3	73.2	100	100	97.2		100
Long-term incentive (LTIP) paid against maximum opportunity (%)
Paul Adams[1] (to 28 February 2011)	100	100	100	n/a	n/a	n/a	n/a	n/a	n/a		n/a
Nicandro Durante[2] (from 1 March 2011)	n/a	n/a	100	87.1	49.2	0.0	8.7	46.0	96.1		70.5

Notes:

1.

Paul Adams: (a) historic data is taken from the Remuneration Reports for the relevant years and is recast (as appropriate) on the basis of the ‘single figure’ calculation as prescribed in the UK Directors’ Remuneration Report Regulations; and (b) he retired as Chief Executive on 28 February 2011 which affected his STI and LTIP as follows in accordance with the rules of those schemes: (i) his STI for the year ended 31 December 2010 was paid as a 100% cash bonus instead of 50% in cash and 50% in deferred ordinary shares; (ii) the outstanding LTIP awards of ordinary shares vested immediately on his retirement either in full (2008 award) or on a time-apportioned basis (2009 award and 2010 award); and (iii) the LTIP dividend equivalent payments for the LTIP awards which vested at his retirement were also paid in full and/or on a pro-rated time and performance basis.

2.

Nicandro Durante: (a) historic data is taken from the Remuneration Reports for the relevant years and is recast (as appropriate) on the basis of the ‘single figure’ calculation as prescribed in the UK Directors’ Remuneration Report Regulations; and (b) he became Chief Executive on 1 March 2011 and his ‘single figure’ remuneration for the year ended 31 December 2011 has accordingly been time-apportioned.

3.

Long-term incentives 2017: in accordance with the UK Directors’ Remuneration Report Regulations, estimates for the values of the vesting 2015 LTIP awards were given in the Annual Report on Remuneration 2017. These amounts have been re-presented to show the actual market value on the date of vesting in 2018.

Total shareholder return (TSR) performance:1 1 January 2009 to 31 December 2018

Note:

1.

Performance and pay chart: this shows the performance of a hypothetical investment of £100 in ordinary shares (as measured by the TSR for the Company) against a broad equity market index (the FTSE 100 Index) over a period of ten financial years starting from 1 January 2009 through to 31 December 2018 based on 30-trading-day average values. A local currency basis is used for the purposes of the TSR calculation making it consistent with the approach to TSR measurement for the LTIP.

96	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Percentage change in the Chief Executive’s remuneration

The following table shows the percentage change in the Chief Executive’s remuneration measured against a comparator group comprising the UK employee population on UK employment contracts (2018: 2,097 individuals; 2017: 2,202 individuals).1 This comparator group is considered to be the most appropriate group as Executive Directors are employed on UK contracts. Using a more widely-drawn group encompassing the worldwide nature of the Group’s business would also present practical difficulties in collation and a less relevant comparator, given the significant variations in employee pay across the Group, the differing economic conditions and wide variations in gross domestic product per capita.

			Base salary		Taxable benefits			Short-term incentives
			Percentage			Percentage			Percentage
	2018	2017	change	2018	2017	change	2018	2017	change
	£’000	£’000%		£’000	£’000%		£’000	£’000%
Nicandro Durante	1,295	1,235	4.9	295	218	35.3	3,275	3,039	7.8
(Chief Executive)

UK-based employees	75	70	5.9	4	4	3.7	25	23	7.5

Notes: UK-based employees:

1.

The 5.9% increase to average base salary and the increase in short-term incentive awards for UK-based employees is due to an increase in the proportion of more senior staff within the population. UK-based employees were awarded performance-based pay increases in 2018 in the range 0% to 8% with an average of around 3%.

2.

The data for the UK-based employees comparator group is made up as follows as at 31 December 2018: (1) the weighted average base salaries; (2) the average taxable benefits per grade; and (3) an estimated weighted average target bonus based on that population as at that date.

3 Executive Directors’ remuneration for the upcoming year

Base salary for 2019

The Remuneration Committee has determined the following salaries for the Executive Directors.

	Base salary		Base salary
	from	Percentage	from
	1 Apr 2019	change	1 Apr 2018
Executive Directors – salaries	£	%	£
Nicandro Durante	n/a	n/a	1,310,000
Ben Stevens[1]	924,000	n/a	924,000
Jack Bowles[2]	1,175,000	n/a	n/a

The Remuneration Committee considered salary increases for Executive Directors in the context of the level of pay increases for UK employees. These ranged between 0% and 5% based on performance in the prior year, with an average increase of 2%.

Notes:

1.	The Remuneration Committee determined that Ben Stevens’ salary will remain unchanged at £924,000.

2.	Jack Bowles’ salary will next be reviewed in April 2020.

Benefits and pension

No changes have been made to the provision of benefits for 2019. Should the Policy be approved, Jack Bowles and other newly-appointed Executive Directors will participate in the Group’s Defined Contribution Pension Plan, equivalent to 15% of base salary.

BAT Annual Report and Form 20-F 2018	97

Remuneration Report

Annual Report on Remuneration continued

Short-term incentives for 2019 onwards

STI metrics and weightings will remain unchanged from 2018.

2019 STI metrics & weightings
Group share of key markets	10%
Adjusted revenue growth from the Strategic Portfolio[1]	30%
APFO	30%
Adjusted CGFO	30%
Total	100%

Note:

1.	The Strategic Portfolio is comprised of the following core strategic categories – both cigarette brands and PRRP brands – in our portfolio, please refer to page 260 for further details:

Strategic Portfolio Definition for STI from 2018 Cigarette brands:	PRRP brands:
1. GDBs: Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans	1. Vapour Brands
2. RAI Companies Strategic Brands: Camel, Natural American Spirit, Newport	2. THP Brands
3. Traditional Oral Brands

4. Modern Oral Brands

Further detail is included in the description of the STI measures for the year ended 31 December 2018 on page 92.

98	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Long-term incentives for 2019 onwards

The TSR comparator group has been expanded to include the Altria Group from the 2019 awards onwards. The performance measures and weightings for the LTIP award to be granted in 2019 will remain unchanged from those for 2018 awards. The measures and targets for 2019 LTIP awards are set out below.

LTIP measures and performance ranges					% of award vesting at maximum	% of award vesting at threshold
Relative TSR					20	3
Median performance vs. FMCG peer group to upper quartile.
The current constituents of the FMCG peer group as at the date of this report are:
Altria Group	Colgate-Palmolive	Japan Tobacco	Mondelēz International	Procter & Gamble
Anheuser-Busch InBev	Danone	Johnson & Johnson	Nestlé	Reckitt Benckiser
Campbell Soup	Diageo	Kellogg	PepsiCo	Unilever
Carlsberg	Heineken	Kimberly-Clark	Pernod Ricard
Coca-Cola	Imperial Brands	LVMH	Philip Morris International
EPS growth at current exchange rates					20	3
5%–10% compound annual growth in adjusted diluted EPS over the performance period
EPS growth at constant exchange rates					20	3
5%–10% compound annual growth in adjusted diluted EPS over the performance period
Adjusted revenue growth					20	3
3%–5% compound annual growth over the performance period
Adjusted Operating cash flow conversion ratio					20	3
Ratio of 85%–95% over the performance period at current exchange rates
Total					100	15

As explained in the Annual Statement from the Chairman of the Remuneration Committee on page 74, the Committee has decided to apply a downward adjustment to the 2019 LTIP award. The 2019 award will be made on the basis of the Group’s closing share price on 25 February 2019, increased by 15%, with a resulting share price of £33.28. In the event that the Group’s share price increases beyond this level at the award date in March 2019, the higher share price shall be used as the basis of the award.

BAT Annual Report and Form 20-F 2018	99

Remuneration Report

Annual Report on Remuneration continued

4 Chairman and Non-Executive Directors’ remuneration for the year ended 31 December 2018

The following table shows a single figure of remuneration for the Chairman and Non-Executive Directors in respect of qualifying services for the year ended 31 December 2018 together with comparative figures for 2017.

			Chair/Committee
		Base fee[5]	membership fees[5]		Taxable benefits[1]		Total remuneration
		£’000		£’000		£’000		£’000
	2018	2017	2018	2017	2018	2017	2018	2017

Chairman
Richard Burrows	680	660	–	–	116	129	796	789

Non-Executive Directors
Sue Farr	93	93	24	19	2	1	119	113

Dr Marion Helmes	93	93	24	19	12	12	129	124

Luc Jobin[2] (from 25 July 2017)	93	40	24	6	41	18	158	64

Holly Keller Koeppel[3] (from 25 July 2017)	93	40	24	6	94	20	211	66

Savio Kwan	93	93	24	19	42	51	159	163

Dimitri Panayotopoulos	93	93	50	44	17	24	160	161

Kieran Poynter	93	93	86	79	–	14	179	186

Retired Non-Executive Directors
Ann Godbehere (to 25 April 2018)	30	93	7	19	1	1	38	113

Dr Pedro Malan (to 25 April 2018)	30	93	7	19	15	49	52	161

Gerry Murphy (to 26 April 2017)	–	31	–	4	–	–	–	35

Lionel Nowell, III[3] (from 25 July 2017 to 12 December 2018)	88	40	23	6	79	5	190	51

Total	1,479	1,462	293	240	419	324	2,191	2,026

Notes:

1.

Benefits: the Chairman’s benefits in 2018 comprised: health insurance and ‘walk-in’ medical services £15,000 (2017: £17,000); the use of a Company driver £81,000 (2017: £63,000); home and personal security in the UK and Ireland £4,000 (2017: £13,000); hotel accommodation and related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or corporate events £3,000 (2017: £29,000); and commuting flights to London £13,000 (2017: £7,000). The benefits for the other Non-Executive Directors principally comprised travel-related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or events and ‘walk-in’ medical services. The figures shown are grossed-up amounts (as appropriate) as, in line with the UK market, it is the normal practice of the Company to pay the tax that may be due on any benefits.

2.

Pension: Luc Jobin receives a pension in respect of prior service to Imasco Limited (acquired in 2000 by the Group) and Imperial Tobacco Canada Limited, a subsidiary of BAT. In 2018 this amount was CAD$150,228.96 (£86,849.10) (2017: CAD$150,228.96 (£89,849.86) for the full year, however Luc Jobin was a Director from 25 July 2017).

3.

Deferred Compensation Plan for Directors of RAI (DCP): as former outside directors of RAI, Holly Keller Koeppel and Lionel Nowell, III each participated in the DCP under which they could elect to defer payment of a portion of their RAI retainers and meeting attendance fees to an RAI stock account, a cash account, or a combination of both. Following the acquisition of RAI by BAT, amounts deferred to a stock account (Deferred Stock Units or DSUs) mirror the performance of, and receive dividend equivalents based on, BAT American Depository Shares (ADSs). Amounts deferred to a cash account earn quarterly interest at the prime rate as set by JPMorgan Chase Bank. The respective DSUs of Holly Keller Koeppel and Lionel Nowell, III are disclosed as a note to ‘Summary of Directors’ share interests’ below. The deferred cash account for Lionel Nowell, III showed a balance of US$125,879.62 at 12 December 2018 (31 December 2017: US$119,824). DSUs and cash deferred under the DCP will be paid in accordance with the terms of the DCP, section 409A of the US Internal Revenue Code of 1986, as amended, and the Director’s existing deferral elections.

4.	Committee memberships: are shown, together with changes during the year, in the reports of the respective committees in the Governance sections of the Directors’ Report.

5.	Non-Executive Directors’ fees structure 2018: is set out in the table below.

	Fees from 1 May 2018 £	Fees to 30 April 2018 £
Base fee	92,700	92,700

Senior Independent Director – supplement	37,100	36,000

Audit Committee: Chairman	39,200	36,000

Audit Committee: Member	13,500	11,000

Nominations Committee: Chairman	–	–

Nominations Committee: Member	12,000	11,000

Remuneration Committee: Chairman	39,200	36,000

Remuneration Committee: Member	13,500	11,000

Chairman and Non-Executive Directors’ fees and remuneration for the upcoming year

As described in the Annual Report on Remuneration for the year ended 31 December 2017, the Chairman’s fee was increased from £665,000 to £685,000 from 1 April 2018. In keeping with the level of pay awards granted to UK employees based on a 2% increase in budget, the Remuneration Committee determined the Chairman’s fee will be £698,000 with effect from 1 April 2019 (+1.9%).

The fees for Non-Executive Directors are scheduled to be reviewed in April 2019 with any changes being effective from 1 May 2019.

100	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

5 Directors’ share interests

Summary of Directors’ share interests

		Outstanding scheme interests 31 Dec 2018
	Ordinary shares held at 31 Dec 2018	Unvested awards subject to performance measures and continued employment (LTIP)	Unvested awards subject to continued employment only (DSBS)	Unvested interests (Sharesave)	Total ordinary shares subject to outstanding scheme interests	Total of all interests in ordinary shares at 31 Dec 2018
Executive Directors
Nicandro Durante[1,3]	345,201	415,213	90,752	912	506,877	852,078
Ben Stevens[2,3]	126,032	210,165	52,928	1,038	264,131	390,163
Chairman
Richard Burrows	19,000					19,000
Non-Executive Directors
Sue Farr	–					–
Dr Marion Helmes	4,500					4,500
Luc Jobin[4]	45,236					45,236
Holly Keller Koeppel[4,5]	8,416					8,416
Savio Kwan[3]	6,616					6,616
Dimitri Panayotopoulos	3,300					3,300
Kieran Poynter	5,000					5,000

Notes:

1.	Nicandro Durante: ordinary shares held include 2,316 held by the trustees of the BAT Share Incentive Plan (SIP).

2.	Ben Stevens: ordinary shares held include 669 held by the trustees of the SIP.

3.

Changes from 31 December 2018: (a) Nicandro Durante: purchases of six ordinary shares on 2 January 2019 and six ordinary shares on 6 February 2019 under the SIP; acquisition of 41 ordinary shares on 7 February 2019 as a result of reinvestment of dividend income under the SIP; acquisition of 3,250 ordinary shares on 12 February 2019 as a result of reinvestment of dividend income; and acquisition of 2,741 ordinary shares on 12 February 2019 as a result of reinvestment of dividend income by Mrs Durante. (b) Ben Stevens: purchases of six ordinary shares on 2 January 2019 and six ordinary shares on 6 February 2019 under the SIP; and acquisition of 12 ordinary shares on 7 February 2019 as a result of reinvestment of dividend income under the SIP. (c) Savio Kwan: purchase of 115 ordinary shares as a result of the reinvestment of dividend income on 14 February 2019. There were no changes in the interests of the Chairman and the other Non-Executive Directors.

4.

American Depositary Shares (ADSs): each of the interests in ordinary shares held by Luc Jobin and Holly Keller Koeppel consist of an equivalent number of BAT ADSs each of which represents one ordinary share in the Company.

5.

Deferred Stock Units (DSUs): at the date of this report Holly Keller Koeppel, being a former director of RAI and a participant in the Deferred Compensation Plan for Directors of RAI (DCP), holds DSUs which were granted prior to becoming a Director of BAT – 21,842.98 DSUs (31 December 2018: 21,456.34 DSUs). Each DSU entitles the holder to receive a cash payment upon ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs will increase on each dividend date by reference to the value of dividends declared on the ADSs underlying the DSUs. Lionel Nowell, III held 38,941.32 DSUs as at 12 December 2018.

6.

Director changes during 2018: Ann Godbehere and Dr Pedro Malan retired on 25 April 2018; Lionel Nowell, III retired on 12 December 2018. Shares held at the date of retirement: (a) Ann Godbehere held 3,100 ADSs, each of which represented one ordinary share in the Company; (b) Dr Pedro Malan did not hold any shares in the Company; and (c) Lionel Nowell, III held 17,436 ADSs, each of which represented one ordinary share in the Company.

Executive Directors’ shareholding guidelines

Executive Directors are encouraged to build up a high level of personal shareholding to ensure a continuing alignment of interests with shareholders. The shareholding guidelines require Executive Directors to hold ordinary shares equal to the value of a percentage of salary as set out in the table below.

	Shareholding requirements (% of base salary 31 Dec 2018)	No. of eligible ordinary shares held at 31 Dec 2018	Value of eligible ordinary shares held at 31 Dec 2018[1] £m	Actual percentage (%) of base salary at 31 Dec 2018
Nicandro Durante	500	433,637	10.8	827.6
Ben Stevens	350	178,291	4.5	482.4

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

Notes:

1.	Value of ordinary shares shown above: this is based on the closing mid-market share price on 31 December 2018 of 2,500p.

2.

Meeting the guidelines: if an Executive Director does not, at any time, meet the requirements of the shareholding guidelines, the individual may, generally, only sell a maximum of up to 50% of any ordinary shares vesting (after tax) under the Company share plans until the threshold required under the shareholding guidelines has been met.

3.

Waiver of compliance with guidelines: this is permitted with the approval of the Remuneration Committee in circumstances where a restriction on a requested share sale could cause undue hardship. No such applications were received from the Executive Directors during 2018.

Non-Executive Directors are not subject to any formal shareholding requirements although they are encouraged to build a small interest in ordinary shares during the term of their appointment.

BAT Annual Report and Form 20-F 2018	101

Remuneration Report

Annual Report on Remuneration continued

Executive Directors’ outstanding scheme interests

	Plan		At 1 Jan 2018	Awarded in 2018	Lapsed in 2018	Exercised/ released in 2018	At 31 Dec 2018	Exercise price (p)	End of performance period	Date from which exercisable or shares released
Nicandro Durante	LTIP	[1]	127,448		4,971	122,477	–		31 Dec 17	27 Mar 18

	LTIP	[2]	140,529				140,529		31 Dec 18	12 May 21

	LTIP	[3]	114,181				114,181		31 Dec 19	27 Mar 22

	LTIP	[3]		160,503			160,503		31 Dec 20	26 Mar 23

	DSBS		19,419			19,419	–			27 Mar 18

	DSBS		29,690				29,690			29 Mar 19

	DSBS		28,545				28,545			27 Mar 20

	DSBS			32,517			32,517			26 Mar 21

	Sharesave		543				543	2,787		1 Oct 19

	Sharesave		369				369	4,056		1 May 22
Ben Stevens	LTIP	[1]	69,641		2,716	66,925	–		31 Dec 17	27 Mar 18

	LTIP	[2]	71,669				71,669		31 Dec 18	12 May 21

	LTIP	[3]	58,232				58,232		31 Dec 19	27 Mar 22

	LTIP	[3]		80,264			80,264		31 Dec 20	26 Mar 23

	DSBS		12,732			12,732	–			27 Mar 18

	DSBS		19,468				19,468			29 Mar 19

	DSBS		15,805				15,805			27 Mar 20

	DSBS			17,655			17,655			26 Mar 21

	Sharesave		543				543	2,787		1 Oct 19

	Sharesave		495				495	3,026		1 May 20

Notes:

1.

Details of the performance condition for the LTIP awards granted in 2015 (which vested during 2018), and of achievement against that condition in the period to 31 December 2017, was set out in the Annual Report on Remuneration for the year ended 31 December 2017.

2.	Details of the performance condition attached to 2016 LTIP awards, and of achievement against that condition in the period to 31 December 2018, are set out on page 94.

3.	Details of the performance condition attached to 2017 and 2018 LTIP awards are set out on page 103.

Further details in relation to scheme interests granted during the year ended 31 December 2018

	Plan		Ordinary shares awarded	Price per ordinary share at award[1]	Face value of award £’000	Exercise price	Proportion of award vesting for threshold performance (%)	Performance period	Date from which exercisable or shares released
Nicandro Durante	LTIP	[2]	160,503	3,894p	6,250	n/a	15	2018–2020	26 Mar 23
	DSBS	[3]	32,517			n/a	n/a	n/a	26 Mar 21
Ben Stevens	LTIP	[2]	80,264	3,894p	3,125	n/a	15	2018–2020	26 Mar 23
	DSBS	[3]	17,655			n/a	n/a	n/a	26 Mar 21

Notes:

1.

The price per ordinary share is the price used to determine the number of ordinary shares subject to the awards, which is calculated as the average of the closing mid-market price of an ordinary share over the three dealing days preceding the date of grant.

2.	Details of the performance condition attached to these LTIP awards are set out on page 103.

3.	These DSBS awards were granted to deliver 50% of the annual bonus earned for the year ended 31 December 2017, details of which are set out on page 104.

102	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Further details in relation to performance conditions attaching to outstanding scheme interests

	LTIP awards granted in 2017			LTIP awards granted in 2018
	1 January 2017–31 December 2019			1 January 2018–31 December 2020
	Weighting	Threshold	Maximum	Weighting	Threshold	Maximum
Relative TSR Ranking against a peer group of international FMCG companies	20%	At median, 3% of award vests	At upper quartile, 20% of award vests	20%	At median, 3% of award vests	At upper quartile, 20% of award vests
EPS growth at current exchange rates Compound annual growth in adjusted diluted EPS measured at current rates of exchange	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests
EPS growth at constant exchange rates Compound annual growth in adjusted diluted EPS measured at constant rates of exchange	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests
Adjusted revenue growth Compound annual growth measured at constant rates of exchange	20%	At 3% CAGR, 3% of award vests	At 5% CAGR, 20% of award vests	20%	At 3% CAGR, 3% of award vests	At 5% CAGR, 20% of award vests
Adjusted operating cash flow conversion ratio Measured at current rates of exchange, as a percentage of APFO	20%	At 85%, 3% of award vests	At 95%, 20% of award vests	20%	At 85%, 3% of award vests	At 95%, 20% of award vests

For LTIP awards granted from 2016 onwards, an additional vesting period of two years applies from the third anniversary of the date of grant.

Impact of the RAI acquisition on 2017 and 2018 LTIP awards

The Committee has taken time to consider how the impact of the RAI acquisition should be treated for the purposes of the 2017 and 2018 performance years. As a result of this review, the following treatments will apply:

–	relative TSR and EPS growth – no further adjustments are needed as the incremental costs and benefits associated with the acquisition are already factored into performance;

–

adjusted revenue growth – the 2017 performance year has been measured based on organic BAT performance versus the 2016 base year to allow for a like-for-like comparison. The contribution of RAI (and other 2017 acquisitions) has been included from 2018 onwards, with the growth against 2017 being on a representative basis; and

–

operating cash flow conversion ratio – the 2017 performance year has been measured based on organic BAT performance, excluding RAI profit and cash, and any additional costs related to the acquisition. The contribution of RAI (and other 2017 acquisitions) has been included on a representative basis for the 2018 performance year.

The Committee believes this is the correct, fair and appropriate way to treat the acquisition of RAI.

BAT Annual Report and Form 20-F 2018	103

Remuneration Report

Annual Report on Remuneration continued

6 Other disclosures

STI targets and outcome for the year ended 31 December 2017

As explained on page 92, in previous years, publication of the STI targets has been deferred for one year on the basis of the commercially sensitive nature of those targets. Notwithstanding that the Remuneration Committee continues to consider that STI targets remain commercially sensitive, the Remuneration Committee has, on balance, decided that publication of STI targets will in future be published in the remuneration report following the end of the relevant performance year. Consequently, this year’s remuneration report sets out the targets relating to both the 2017 and 2018 performance years.

STI: performance measure	Description of measure and target 2017		Result achieved	Vesting percentage
Adjusted profit from operations (APFO) (growth over prior year) Weighting: 40%	APFO is the adjusted profit from operations at constant rates of exchange for the year ended 31 December 2017 and is assessed on an organic basis.		Growth over 2016 of 4% on an organic basis	21% (out of maximum of 40%)
STI target 2017
	Threshold	2% growth over 2016
	Maximum	5% growth over 2016
Group’s share of Key Markets (growth over prior year) Weighting: 20%	The Group’s retail market share in its Key Markets accounts for around 80% of the volumes of the Group’s subsidiaries. The Group’s share is calculated from data supplied by retail audit service providers and is rebased as and when the Group’s Key Markets change. When rebasing does occur, the Company will also restate history and provide fresh comparative data on the markets.		Global market share in key markets grew over 2016 by 40 bps.	20% (out of maximum of 20%)
STI target 2017
	Threshold	5 bps growth over 2016
	Maximum	15 bps growth over 2016
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

GDB and KSB volumes are assessed on an organic basis.

			GDB and KSB volumes grew over 2016 by 7.5% on an organic basis.	20% (out of maximum of 20%)
STI target 2017
	Threshold	1% growth over 2016
	Maximum	3% growth over 2016
Adjusted cash generated from operations (Adjusted CGFO) (as against adjusted budget)	Adjusted CGFO is defined as net cash generated from operating activities, before the impact of adjusting items, dividends paid to non-controlling interests and received from associates, net interest paid and net capital expenditure. Adjusted CGFO is measured at constant rates of exchange.		Adjusted CGFO exceeded 2017 budget by 11% (equivalent to 94% operating cash flow conversion1)	20% (out of maximum of 20%)
STI target 2017
Weighting: 20%	Threshold	Equivalent to 85% operating cash flow conversation
	Maximum	Equivalent to 95% operating cash flow conversation

	Available STI award as % of base salary	Corporate result %	Individual performance adjustment factor %	STI award achieved % of base salary	STI award achieved £’000 (Value shown in Single Figure Table for 2017)
Nicandro Durante	250	81%	20%	243.1%	3,039
Ben Stevens	190	81%	20%	184.8%	1,650

The STI awards shown above were paid as 50% in cash and 50% as an award under the DSBS granted in March 2018, the details of which are set out on page 102 above.

Note:

1.

In 2017 the operating cash flow conversion ratio is affected by the exclusion of results from RAI, post acquisition. The conversion ratio is also impacted by the application of IFRS 15 as detailed on page 264 which reduces the ratio from 96% (as reported in 2017) to 94%.

Payments to former Directors and payments for loss of office: the Company did not make: (1) any payments of money or other assets to former Directors; or (2) any payments to Directors for loss of office during the year ended 31 December 2018.

External directorships: Nicandro Durante is a non-executive director of Reckitt Benckiser Group and he retains the fees for this appointment; 2018: £122,000 (2017: £120,000). Ben Stevens is a non-executive director of ISS A/S and he retains the fees for this appointment; 2018: DKK896,250 (£106,373) (2017: DKK892,500 (£105,080)).

104	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Relative importance of spend on pay

To illustrate the relative importance of the remuneration of the Directors in the context of the Group’s finances overall, the Remuneration Committee makes the following disclosure:

Item	2018 £m	2017 £m	% change
Remuneration of Group employees[1]	3,005	2,679	12.2
Remuneration of Executive Directors	14	16	-14.1
Remuneration of Chairman and Non-Executive Directors	2	2	8.1
Total dividends[2]	4,463	4,465	–

Notes:

1.	Total remuneration of Group employees: this represents the total employee benefit costs for the Group, set out on page 138 within note 3a in the Notes on the Accounts.

2.	Total dividends: this represents the total dividend declared in 2018, set out on page 247 within the Statement of Changes in Equity.

Shareholder dilution – options and awards outstanding

Satisfaction of Company share plan awards in accordance with the Investment Association’s Principles of Remuneration	New ordinary shares issued by the Company during the year ended 31 December 2018

–  by the issue of new ordinary shares;

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

–  137,470 ordinary shares issued by the Company in relation to the Sharesave Scheme;

–  a total of 765,277 Sharesave Scheme options over ordinary shares in the Company were outstanding at 31 December 2018, representing 0.03% of the Company’s issued share capital (excluding shares held in treasury); and

–  options outstanding under the Sharesave Scheme are exercisable until the end of October 2023 at option prices ranging from 2,600p to 4,056p.

BAT Annual Report and Form 20-F 2018	105

Remuneration Report

Annual Report on Remuneration continued

7 The Remuneration Committee and shareholder engagement

Remuneration Committee current members
Dimitri Panayotopoulos (Chairman)
Sue Farr
Dr Marion Helmes (from 14 January 2019)
Savio Kwan

Role

The Remuneration Committee is responsible for:

–	determining and proposing the Directors’ Remuneration Policy (covering salary, benefits, performance-based variable rewards and pensions) for shareholder approval;

–

determining, within the terms of the approved Directors’ Remuneration Policy, the specific remuneration packages for the Chairman and the Executive Directors, on appointment, on review and, if appropriate, any compensation payment due on termination of appointment;

–

the setting of targets applicable for the Company’s performance-based variable reward scheme and determining achievement against those targets, exercising discretion where appropriate and as provided by the applicable scheme rules and the Directors’ Remuneration Policy;

–	setting remuneration for members of the Management Board and the Company Secretary; and

–	monitoring and advising the Board on any major changes to the policy on employee benefit structures for the Group.

Remuneration Committee terms of reference

Revised Remuneration Committee terms of reference have been adopted by the Board to reflect revisions to internal governance processes to align with the requirements of the UK Corporate Governance Code 2018. The revised Remuneration Committee terms of reference incorporate:

–	a requirement for any appointee as Committee Chairman to have served on a remuneration committee for at least 12 months prior to appointment;

–

the Committee’s responsibility for reviewing workforce remuneration and related policies, and the alignment of incentives and rewards with culture, and to take these into account when setting the policy for Executive Director remuneration;

–	the requirement for the Committee to maintain a formal policy for post-employment shareholding requirements for Executive Directors, encompassing both unvested and vested shares; and

–	responsibility for the Committee to determine the remuneration package for the Company Secretary (in addition to Management Board members) on appointment, review and termination.

Attendance at meetings in 2018

Name	Member since	Attendance/ Eligible to attend Scheduled	Attendance/ Eligible to attend Ad Hoc
Dimitri Panayotopoulos	2015	4/4	3/3
Sue Farr1(b)	2016	4/4	1/3
Ann Godbehere2(b)	2011–2018	1/1	0/0
Luc Jobin1(c), 2(c)	2017–2019	4/4	2/3
Savio Kwan	2016	4/4	3/3

Notes:

1.

Number of meetings in 2018: (a) the Committee held seven meetings in 2018, three of which were ad hoc and convened at short notice; (b) Sue Farr did not attend the ad hoc meetings in October and November due to prior commitments; and (c) Luc Jobin did not attend the ad hoc meeting in November due to prior commitments.

2.

Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2016 Provision D.2.1. and applicable NYSE listing standards; (b) Ann Godbehere ceased to be a member of the Committee upon her retirement as a Non-Executive Director on 25 April 2018; and (c) Luc Jobin ceased to be a member of the Committee with effect from 14 January 2019.

3.

Other attendees: the Chairman, the Chief Executive, the Chief Executive Designate, the Group Human Resources Director, the Talent and Culture Director Designate, the Group Head of Reward and other senior management, including the Company Secretary, may be consulted and provide advice, guidance and assistance to the Remuneration Committee. They may also attend Committee meetings (or parts thereof) by invitation. Neither the Chairman nor any Executive Director plays any part in determining their own respective remuneration.

4.

Deloitte LLP: as the Remuneration Committee’s remuneration consultants, they may attend meetings of the Remuneration Committee. As a member of the Remuneration Consultants Group (RCG), Deloitte agrees to the RCG Code of Conduct which seeks to clarify the scope and conduct of the role of executive remuneration consultants when advising UK-listed companies.

For the Remuneration Committee’s terms of reference see: www.bat.com/governance

106	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Remuneration Committee advisers during 2018

Independent external advisers	Services provided to the Remuneration Committee	Fees	Other services provided to the Company
Deloitte LLP

General advice on remuneration matters including: market trends and comparator group analysis; policy review and shareholder engagement perspectives; and independent measurement of the relative TSR performance conditions.

		2018: £136,700 2017: £86,000	Tax, corporate finance and consulting services to Group companies worldwide.
Herbert Smith Freehills LLP	Advice in respect of share plan regulations is provided to the Company and is available to the Remuneration Committee.	Fees relate to advice given to the Company	General corporate legal and tax advice principally in the UK.
Ernst & Young LLP	Provision of personal tax advice regarding Executive Directors’ international pension planning.	Fees relate to advice given to the Company	Tax, corporate finance and consulting services to Group companies worldwide.
KPMG LLP	Specified procedures to assist in the assessment of the calculations of the STI bonus outcomes and future targets.	2018: £18,000 2017: £15,000	Audit and tax services and other non-audit services.

Regular work programme 2018

The Committee:

–

reviewed salaries for the Executive Directors from 1 April 2018 taking into account both the Pay Comparator Group positioning and the pay and employment conditions elsewhere in the Group, particularly in the UK;

–	reviewed the Chairman’s fee from 1 April 2018 with specific reference to the level of pay awards granted to UK employees;

–	assessed the achievement against the targets for the 2017 STI award and set the STI targets for 2018;

–	assessed, and agreed to apply, an individual adjustment factor to the 2017 STI outcomes for Executive Directors;

–

assessed the achievement against the performance conditions for the vesting of the LTIP 2015 award, determined the contingent level of LTIP awards for May 2018 and confirmed the associated performance conditions;

–	assessed the achievement against the targets for the 2017 Share Reward Scheme and set the targets for the 2018 award;

–	monitored the continued application of the Company’s shareholding guidelines for the Executive Directors;

–

reviewed the Annual Statement and the Annual Report on Remuneration for the year ended 31 December 2017 prior to its approval by the Board and subsequent shareholder submission to the Company’s AGM on 25 April 2018;

–	analysed the 2018 AGM results on remuneration voting and reviewed market trends in the context of that annual general meeting season together with ongoing corporate governance trends;

–	reviewed the achievement against the performance measures for the six months to 30 June 2018 for the STI 2018 and the outstanding LTIP awards; and

–	reviewed the Remuneration Committee’s effectiveness following the Board evaluation process.

Directors’ Remuneration Policy

The Committee considered amendments to the current Directors’ Remuneration Policy, taking into account shareholder feedback and the requirements of the UK Corporate Governance Code 2018 and applicable regulations, and determined the revised Directors’ Remuneration Policy to be proposed for shareholder approval at the Company’s AGM on 25 April 2019.

Other incentive matters 2018

The Committee:

–	approved the remuneration package in respect of the appointment of Jack Bowles as an Executive Director with effect from 1 January 2019;

–	reviewed the terms of appointment and associated remuneration, and terms of termination of employment, in connection with Management Board changes during the year;

–	reviewed the alignment of Group workforce remuneration and related policies with the Directors’ Remuneration Policy;

–	approved changes to the constituents for the STI volume share metrics, based on market changes and reporting capabilities;

–	reviewed post-employment benefits arrangements across the Group; and

–	noted preliminary insights on UK gender pay reporting for 2018.

BAT Annual Report and Form 20-F 2018	107

Remuneration Report

Annual Report on Remuneration continued

Voting on the Remuneration Report at the 2018 AGM and engagement with shareholders

At the 2018 AGM on 25 April, the shareholders considered and voted on the 2017 Directors’ Remuneration Report as set out on the table below. No other resolutions in respect of Directors’ remuneration and incentives were considered at the 2018 AGM. The Directors’ Remuneration Policy was approved by shareholders at the AGM on 27 April 2016. A summary of this Policy is on pages 109 to 113.

	Approval of Directors’ Remuneration Report 2017	Approval of Directors’ Remuneration Report 2018
Percentage for	92.05	75.68
Votes for (including discretionary)	1,346,502,332	1,326,830,858
Percentage against	7.95	24.32
Votes against	116,220,156	426,315,629
Total votes cast excluding votes withheld	1,462,722,488	1,753,146,487
Votes withheld[1]	13,100,905	30,934,018
Total votes cast including votes withheld	1,475,823,393	1,784,080,505

Note:

1.	Votes withheld: these are not included in the final proxy figures as they are not recognised as a vote in law.

The Company acknowledges that a number of shareholders did not support the resolution regarding the 2017 Directors’ Remuneration Report. Following the Company’s 2018 AGM, the Company has undertaken an extensive programme of engagement with shareholders as part of a full review of the Company’s Directors’ Remuneration Policy to understand shareholder perspectives in depth. The Committee has carefully considered the feedback received and has taken this into account in revising the Company’s Directors’ Remuneration Policy, presented for shareholders’ consideration at pages 76 to 89.

108	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

8 Summary of our Directors’ Remuneration Policy

The Remuneration Policy, that sets the basis for remuneration in 2018, for the Executive Directors and the Non-Executive Directors was approved by shareholders at the AGM on 27 April 2016.

The full Directors’ Remuneration Policy is set out in the Remuneration Report 2015 contained in the Annual Report for the year ended 2015, which is available at www.bat.com.

To assist in reviewing our Annual Report on Remuneration, we have summarised the key elements of the Directors’ Remuneration Policy as it principally applies to remuneration paid during 2018.

Directors’ Remuneration Policy summary: our remuneration strategy

Our principles of remuneration – summary

The Remuneration Committee’s remuneration principles seek to reward the delivery of the Group’s strategy in a simple and straightforward manner which is aligned to shareholders’ long-term sustainable interests.

The remuneration structure comprises fixed and variable elements. These rewards are structured and designed to be both transparent and stretching while recognising the skills and experience of the Executive Directors and ensuring a market competitiveness for talent. The fixed elements comprise base salary, pension and other benefits. The variable elements are provided via two performance-based incentive schemes (a single short-term cash and share incentive annual bonus plan (STI), and a single long-term incentive plan (LTIP)).

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

–  attract and retain high calibre individuals to deliver the Company’s strategic plans by offering market-competitive levels of guaranteed cash to reflect an individual’s skills, experience and role within the Company;

–  provide competitive post-retirement benefit arrangements which recognise both the individual’s length of tenure with the Group and the external environment in the context of attracting and retaining senior high calibre individuals to deliver the Group’s strategy; and

–  provide market-competitive benefits consistent with the role which: (1) help to facilitate the attraction and retention of high calibre, senior individuals to deliver the Company’s strategic plans; and (2) recognise that such talent is global in source and that the availability of certain benefits (e.g. relocation, repatriation, taxation compliance advice) will from time to time be necessary to avoid such factors being an inhibitor to accepting the role.

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

Variable remuneration: long-term incentives

–  incentivise long-term sustainable growth in total shareholder return (TSR), adjusted diluted earnings per share (EPS) and adjusted revenue growth, together with the achievement of a consistently high measure of operating profit conversion ratio over a three-year period; to facilitate the appointment of high calibre, senior individuals required to deliver the Company’s strategic plans; and to promote the long-term success of the Company; and

–  to put in place a combination of measures with appropriately stretching targets around the long-term plan that provides a balance relevant to the Group’s business and market conditions, as well as providing alignment between Executive Directors and shareholders. In setting performance criteria and thresholds/targets, the Remuneration Committee takes account of the Group’s long-term plans and market expectations.

BAT Annual Report and Form 20-F 2018	109

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

Pensions

Pension Fund: non-contributory defined benefit section

Accrual rates differ according to individual circumstances but do not exceed 1/40th of pensionable salary for each year of pensionable service.

Retains a scheme-specific salary cap (currently £160,800 effective 1 April 2018).

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

Benefits

The Company currently offers the following range of contractual benefits to Executive Directors (on an individually specific basis) with maximum annual values (subject to periodic inflation-related increases where applicable):

–	car or car allowance: £20,000;

–	use of a Company driver: variable maxima as the actual cost is dependent on the miles driven in any year;

–	variable maxima will apply to the cost of private medical insurance which is dependent on an individual’s circumstances and is provided on a family basis;

–	GP ‘walk-in’ medical services located close to the Group’s headquarters in London: £5,000;

–	personal life and accident insurance designed to pay out at a multiple of four and five times base salary respectively;

–	employment tax advice as required, but not exceeding £30,000 and tax equalisation payments as agreed by the Remuneration Committee from time to time; and

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

Short-term incentives – STI
	Chief Executive		Finance Director
STI opportunity (Group outcome	Maximum	On-target	Maximum	On-target
delivered 50% cash; 50%	250%	125%	190%	95%
deferred ordinary shares, individual performance adjustment factor delivered in cash)
Performance adjustment and clawback and malus	Individual performance adjustment factor: up to 20% uplift possible if individual performance is assessed as outstanding (up to the maximum opportunity) and paid in cash. Up to 50% reduction possible if individual performance is assessed as poor.

Clawback and malus: provisions are in place.
Performance measures and weightings	The Remuneration Committee sets the performance targets each year at the beginning of the performance period and is able to vary the exact measures and the weighting of them from year to year.

The performance measures are detailed for 2018 on page 92 and for 2019 and on page 98.

110	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

Long-term incentives – LTIP
	Chief Executive		Finance Director
LTIP opportunity	Maximum	500%	Maximum	350%
Performance measures and weightings

The Remuneration Committee may make revisions to the performance measures, their weightings, thresholds and target levels as permitted under the LTIP rules.

The performance measures are detailed for the 2016 – 2018 performance period on page 94 and for the award to be granted in 2019 on page 99.

Dividend equivalent payment and clawback and malus	Dividend equivalent payment: on all vesting ordinary shares. Clawback and malus: provisions are in place.
LTIP extended vesting period

For awards granted in 2016 and subsequently, an additional vesting period of two years applies from the third anniversary of the date of grant. Where this applies, LTIP awards vest only to the extent that:

– the performance conditions are satisfied at the end of the three-year performance period; and

– an additional vesting period of two years from the third anniversary of grant is completed.

Other elements of remuneration for the Executive Directors

All-employee share plans

Executive Directors are eligible to participate in the Company’s all-employee share schemes:

–	Sharesave Scheme: a UK tax-advantaged approved scheme where eligible employees are granted savings-related share options to subscribe for ordinary shares in the Company.

–	Share Incentive Plan (SIP): a UK tax-advantaged plan incorporating: (1) Partnership Scheme; and (2) Share Reward Scheme.

Shareholding requirements
Chief Executive % of salary	Finance Director % of salary

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

BAT Annual Report and Form 20-F 2018	111

Remuneration Report

Annual Report on Remuneration continued

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

– in the event that the contract is terminated for cause (such as gross misconduct), the Company may terminate the contract with immediate effect and no compensation would be payable; and

– the service contracts of the Executive Directors are terminable on the expiry of 12 months’ notice from either the Director or the Company which means that, where an internal successor has not been identified, the Company would have sufficient time to replace the Executive Director through an orderly external recruitment process and ideally have a period of handover.

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

Details of how leavers are assessed as ‘good leavers’ are set out in the Remuneration Policy.

112	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

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

Entitled to: the use of a Company driver; private medical insurance and personal accident insurance benefits; the provision of home and personal security; and general practitioner ‘walk-in’ medical services based a short distance from the Company’s headquarters in London.

Richard Burrows’ spouse may, from time to time, accompany him to participate in a partners’ programme occasionally organised in conjunction with overseas or UK-based Board meetings and otherwise at hospitality functions during the year.

In instances where any reimbursements or expenses are classified by HMRC as a benefit to the Chairman, it is also the practice of the Company to pay any tax due on any such benefits.

Fees – Non-Executive Directors

Non-Executive Directors receive a base fee and an appropriate Board Committee Membership Fee.

The Chairs of the Audit and Remuneration Committees receive an additional supplement and an additional supplement is also paid to the Senior Independent Director.

The quantum and structure of Non-Executive Directors’ remuneration primarily are assessed against the same Pay Comparator Group of companies used for setting the remuneration of Executive Directors. The Board may also make reference to and take account of relevant research and analysis on Non-Executive Directors’ fees in FTSE 100 companies published by remuneration consultants from time to time.

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

Non-Executive Directors are also eligible for general practitioner ‘walk-in’ medical services based a short distance from the Company’s headquarters in London; Non-Executive Directors receive no other benefits.

In instances where any reimbursements or expenses are classified by HMRC as a benefit to the Director, it is also the practice of the Company to pay any tax due on any such benefits.

The Directors’ Remuneration Report has been approved by the Board on 27 February 2019 and signed on its behalf by:

Dimitri Panayotopoulos

Chairman, Remuneration Committee

27 February 2019

BAT Annual Report and Form 20-F 2018	113

Governance

Introduction & Board	Audit Committee	Nominations Committee	Remuneration Committee	Responsibility of Directors

[This page intentionally left blank]

114	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2018	115

Financial Statements

[This page intentionally left blank]

116	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2018	117

Financial Statements

[This page intentionally left blank]

118	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2018	119

Financial Statements

[This page intentionally left blank]

120	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Report of Independent Registered Public

Accounting Firm

to the Stockholders and Board of Directors of British American Tobacco p.l.c.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group Balance Sheets of British American Tobacco and subsidiaries (the “Group”) as of December 31, 2018 and 2017, the related Group Income statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, the Group’s “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have served as the Group’s auditor since 2015.

KPMG LLP

London, United Kingdom

February 27, 2019

BAT Annual Report and Form 20-F 2018	121

Financial Statements

Group Income Statement

		For the years ended 31 December
		2018 £m		2017 £m		2016 £m
	Notes			Revised		Revised
Revenue[1]	2	24,492		19,564		14,130
Raw materials and consumables used		(4,664)		(4,520)		(3,777)
Changes in inventories of finished goods and work in progress	3(h)	114		(513)		44
Employee benefit costs	3(a),(e)	(3,005)		(2,679)		(2,274)
Depreciation, amortisation and impairment costs	3(b),(e),(f),(h)	(1,038)		(902)		(607)
Other operating income	3(e)	85		144		176
Loss on reclassification from amortised cost to fair value		(3)		–		–
Other operating expenses	3(c),(d),(e),(g),(h)	(6,668)		(4,682)		(3,037)
Profit from operations	2	9,313		6,412		4,655
Net finance costs	3(h),4	(1,381)		(1,094)		(637)
Share of post-tax results of associates and joint ventures	2, 5	419		24,209		2,227

Profit before taxation		8,351		29,527		6,245
Taxation on ordinary activities	6	(2,141)		8,129		(1,406)
Profit for the year		6,210		37,656		4,839

Attributable to:
Owners of the parent		6,032		37,485		4,648
Non-controlling interests		178		171		191
		6,210		37,656		4,839

Earnings per share
Basic	7	264.0	p	1,833.9	p	250.2	p
Diluted	7	263.2	p	1,827.6	p	249.2	p

1.	Revenue is net of duty, excise and other taxes of £38,553 million, £37,780 million and £32,136 million for the years ended 31 December 2018, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

The results for the twelve-month period ended 31 December 2017 and 31 December 2016 have been revised as explained in notes 1 and 31.

122	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Group Statement of Comprehensive Income

		For the years ended 31 December
	Notes	2018 £m	2017 £m Revised	2016 £m Revised
Profit for the year		6,210	37,656	4,839

Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:		3,099	(3,809)	1,760
Differences on exchange		3,868	(3,084)	1,270
Cash flow hedges
– net fair value (losses)/gains		(58)	(264)	29
– reclassified and reported in profit for the year		17	109	38
– reclassified and reported in total assets		–	(16)	(12)
Investments held at fair value
– net fair value losses		–	(27)	–
Net investment hedges
– net fair value (losses)/gains		(472)	425	(837)
– differences on exchange on borrowings		(236)	(68)	(124)
Associates – share of OCI, net of tax	5	(38)	(918)	1,415
Tax on items that may be reclassified	6(f)	18	34	(19)
Items that will not be reclassified subsequently to profit or loss:		115	681	(173)
Retirement benefit schemes
– net actuarial gains/(losses)	12	138	833	(228)
– surplus recognition and minimum funding obligations	12	4	(6)	(1)
Associates – share of OCI, net of tax	5	6	25	20
Tax on items that will not be reclassified	6(f)	(33)	(171)	36

Total other comprehensive (expense)/income for the year, net of tax		3,214	(3,128)	1,587
Total comprehensive income for the year, net of tax		9,424	34,528	6,426

Attributable to:
Owners of the parent		9,239	34,361	6,180
Non-controlling interests		185	167	246
		9,424	34,528	6,426

The accompanying notes are an integral part of these consolidated financial statements.

The results for the twelve-month period ended 31 December 2017 have been revised as explained in notes 1 and 31.

BAT Annual Report and Form 20-F 2018	123

Financial Statements

Group Statement of Changes in Equity

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m
Balance at 31 December 2017		614	26,602	(3,392)	36,935	60,759	222	60,981
Accounting policy change (IFRS 9 see note 31)		–	–	(9)	(29)	(38)	–	(38)
Revised balance at 1 January 2018		614	26,602	(3,401)	36,906	60,721	222	60,943
Total comprehensive income for the year comprising:		–	–	3,090	6,149	9,239	185	9,424
Profit for the year		–	–	–	6,032	6,032	178	6,210
Other comprehensive income for the year		–	–	3,090	117	3,207	7	3,214
Cash flow hedges reclassified and reported in total assets		–	–	(22)	–	(22)	–	(22)
Other changes in equity
Employee share options
– value of employee services	25	–	–	–	121	121	–	121
– proceeds from shares issued		–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares	8	–	–	–	(4,463)	(4,463)	–	(4,463)
– to non-controlling interests		–	–	–	–	–	(163)	(163)
Purchase of own shares
– held in employee share ownership trusts		–	–	–	(139)	(139)	–	(139)
Non-controlling interests – acquisitions	24(c)	–	–	–	(11)	(11)	–	(11)
Other movements		–	–	–	(6)	(6)	–	(6)
Balance at 31 December 2018		614	26,606	(333)	38,557	65,444	244	65,688

The accompanying notes are an integral part of these consolidated financial statements.

		Attributable to owners of the parent
Revised	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2017		507	3,931	413	3,331	8,182	224	8,406
Total comprehensive income for the year comprising:		–	–	(3,805)	38,166	34,361	167	34,528
Profit for the year		–	–	–	37,485	37,485	171	37,656
Other comprehensive income for the year		–	–	(3,805)	681	(3,124)	(4)	(3,128)
Other changes in equity
Employee share options
– value of employee services	25	–	–	–	105	105	–	105
– proceeds from shares issued		–	5	–	–	5	–	5
Dividends and other appropriations
– ordinary shares		–	–	–	(4,465)	(4,465)	–	(4,465)
– to non-controlling interests		–	–	–	–	–	(169)	(169)
Purchase of own shares
– held in employee share ownership trusts		–	–	–	(205)	(205)	–	(205)
Shares issued – RAI acquisition	24(a)	107	22,666	–	–	22,773	–	22,773
Other movements		–	–	–	3	3	–	3
Balance at 31 December 2017		614	26,602	(3,392)	36,935	60,759	222	60,981

The accompanying notes are an integral part of these consolidated financial statements.

The results for the twelve-month period ended 31 December 2017 have been revised as explained in notes 1 and 31.

124	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2016		507	3,927	(1,294)	1,754	4,894	138	5,032
Total comprehensive income for the year comprising:		–	–	1,707	4,473	6,180	246	6,426
Profit for the year		–	–	–	4,648	4,648	191	4,839
Other comprehensive income for the year		–	–	1,707	(175)	1,532	55	1,587
Other changes in equity
Employee share options
– value of employee services	25	–	–	–	71	71	–	71
– proceeds from shares issued		–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares		–	–	–	(2,910)	(2,910)	–	(2,910)
– to non-controlling interests		–	–	–	–	–	(156)	(156)
Purchase of own shares
– held in employee share ownership trusts		–	–	–	(64)	(64)	–	(64)
Non-controlling interests – acquisitions	24(c)	–	–	–	4	4	(4)	–
Other movements		–	–	–	3	3	–	3
Balance at 31 December 2016		507	3,931	413	3,331	8,182	224	8,406

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2018	125

Financial Statements

Group Balance Sheet

		At 31 December

		2018 £m	2017 £m
	Notes		Revised
Assets
Intangible assets	9	124,013	117,785
Property, plant and equipment	10	5,166	4,882
Investments in associates and joint ventures	11	1,737	1,577
Retirement benefit assets	12	1,147	1,123
Deferred tax assets	13	344	333
Trade and other receivables	14	685	756
Investments held at fair value	15	39	42
Derivative financial instruments	16	556	590
Total non-current assets		133,687	127,088
Inventories	17	6,029	5,864
Income tax receivable		74	460
Trade and other receivables	14	3,588	4,053
Investments held at fair value	15	178	65
Derivative financial instruments	16	179	228
Cash and cash equivalents	18	2,602	3,291
		12,650	13,961
Assets classified as held-for-sale		5	5
Total current assets		12,655	13,966
Total assets		146,342	141,054
Equity – capital and reserves
Share capital		614	614
Share premium, capital redemption and merger reserves		26,606	26,602
Other reserves		(333)	(3,392)
Retained earnings		38,557	36,935
Owners of the parent		65,444	60,759
Non-controlling interests		244	222
Total equity	19	65,688	60,981
Liabilities
Borrowings	20	43,284	44,027
Retirement benefit liabilities	12	1,665	1,821
Deferred tax liabilities	13	17,776	17,129
Other provisions for liabilities	21	331	354
Trade and other payables	22	1,055	1,058
Derivative financial instruments	16	214	79
Total non-current liabilities		64,325	64,468
Borrowings	20	4,225	5,423
Income tax payable		853	720
Other provisions for liabilities	21	318	399
Trade and other payables	22	10,631	8,908
Derivative financial instruments	16	302	155
Total current liabilities		16,329	15,605
Total equity and liabilities		146,342	141,054

The accompanying notes are an integral part of these consolidated financial statements.

The balance sheet as of 31 December 2017 has been revised as explained in notes 1 and 31.

On behalf of the Board

Richard Burrows

Chairman

27 February 2019

126	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Group Cash Flow Statement

		For the years ended 31 December

	Notes	2018 £m	2017 £m Revised	2016 £m
Profit from operations		9,313	6,412	4,655
Adjustments for
– depreciation, amortisation and impairment costs	3(b)	1,038	902	607
– (increase)/decrease in inventories		(192)	1,409	(638)
– decrease/(increase) in trade and other receivables		502	(732)	87
– increase in amounts recoverable in respect of Quebec class action	14	–	(130)	(242)
– increase/(decrease) in provision for Master Settlement Agreement	3(d)	1,364	(934)	–
– increase/(decrease) in trade and other payables		123	(685)	428
– decrease in net retirement benefit liabilities		(100)	(131)	(145)
– (decrease)/increase in other provisions for liabilities		(107)	(78)	141
– other non-cash items		31	86	–
Cash generated from operations		11,972	6,119	4,893
Dividends received from associates		214	903	962
Tax paid		(1,891)	(1,675)	(1,245)
Net cash generated from operating activities		10,295	5,347	4,610
Cash flows from investing activities
Interest received		52	83	62
Purchases of property, plant and equipment		(758)	(791)	(586)
Proceeds on disposal of property, plant and equipment		38	95	93
Purchases of intangibles		(185)	(187)	(88)
Purchases of investments		(320)	(170)	(109)
Proceeds on disposals of investments		167	160	22
Acquisition of Reynolds American Inc. net of cash acquired		–	(17,657)	–
Investment in associates and acquisitions of other subsidiaries net of cash acquired		(32)	(77)	(57)
Proceeds on disposal of non-core business net of cash disposed		17	–	–
Proceeds from associates’ share buy-backs		–	–	23
Net cash used in investing activities		(1,021)	(18,544)	(640)
Cash flows from financing activities
Interest paid		(1,559)	(1,114)	(641)
Proceeds from increases in and new borrowings		2,111	40,937	3,476
Inflows/(outflows) relating to derivative financial instruments		49	(406)	(26)
Purchases of own shares held in employee share ownership trusts		(139)	(205)	(64)
Reductions in and repayments of borrowings		(5,596)	(20,827)	(3,840)
Dividends paid to owners of the parent	8	(4,347)	(3,465)	(2,910)
Purchases of non-controlling interests		(11)	–	(70)
Dividends paid to non-controlling interests		(142)	(167)	(147)
Other		4	6	(7)
Net cash (used in)/from financing activities		(9,630)	14,759	(4,229)
Net cash flows generated (used in)/from operating, investing and financing activities		(356)	1,562	(259)
Differences on exchange		(138)	(391)	180
(Decrease)/increase in net cash and cash equivalents in the year		(494)	1,171	(79)
Net cash and cash equivalents at 1 January		2,822	1,651	1,730
Net cash and cash equivalents at 31 December	18	2,328	2,822	1,651

The accompanying notes are an integral part of these consolidated financial statements.

Cash flow for the twelve-month period ended 31 December 2017 has been revised as explained in notes 1 and 31.

BAT Annual Report and Form 20-F 2018	127

Financial Statements

Notes on the Accounts

1 Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (EU). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments.

With effect from 1 January 2018, the Group has adopted IFRS 15

Revenue from Contracts with Customers. The Group has revised prior periods, as permitted by the Standard, to ensure comparability of the income statement across the periods presented. This Standard has changed the way the Group accounts for consideration payable to customers, and requires certain payments to indirect customers, previously shown as marketing expenses, to be shown as deductions from revenue. This has reduced revenue for the year ended 31 December 2017 by £664 million (2016: £621 million), with a corresponding reduction in other operating expenses. In addition, due to the timing of the recognition of certain payments to indirect customers, revenue and operating profit for the year ended 31 December 2017 has been reduced by a further £64 million. For further details, refer to note 31.

In addition, with effect from 1 January 2018, the Group has adopted IFRS 9 Financial Instruments with no revision of prior periods, as permitted by the Standard. The cumulative impact of adopting the Standard, including the effect of tax entries, has been recognised as a restatement of opening reserves in 2018, and is £38 million, arising from the impairment of financial assets under the expected loss model required under IFRS 9, which accelerates recognition of potential impairment on loans and trade receivables when compared with the incurred loss model under IAS 39 Financial Instruments. A simplified “lifetime expected loss model” has been used for balances arising as a result of revenue recognition, as permitted by the Standard, by applying a standard rate of provision on initial recognition of trade debtors based upon the Group’s historical experience of credit loss modified by expectations of the future, and increasing this provision to take account of overdue receivables. Applying the requirements of IFRS 9 has resulted in a decrease of trade and other receivables of £45 million as at 1 January 2018.

IFRS 9 has also changed the classification and measurement of financial assets. The category of available-for-sale investments (where fair value changes were deferred in reserves until disposal of the investment) has been replaced with the category of financial assets at Fair Value through Profit and Loss (for most investments) and the category of financial assets at Fair Value through Other Comprehensive Income (for qualifying equity investments). The available-for-sale reserve at 1 January 2018 has been reclassified as appropriate into retained earnings. In addition, certain loans and receivables which do not meet the measurement tests for amortised cost classification under IFRS 9 have been reclassified as financial assets at Fair Value through Profit and Loss at the same date. Given the immateriality of the various investment classes and to avoid clutter on the face of the balance sheet, the Group will use the term “investments held at fair value” to refer to all of these financial assets both pre- and post- the adoption of IFRS 9.

For further details on the impact on the Group’s balance sheet of these changes, refer to note 31. The Group has adopted the hedge accounting requirements of IFRS 9 prospectively from 1 January 2018. All of the Group’s hedging relationships at the end of 2017 are considered to be continuing hedge relationships on the adoption of IFRS 9.

In addition, with effect from 1 January 2018, the Group has changed certain estimates of useful economic lives for cigarette-making machinery across the Group, harmonising depreciation rates used by the historic BAT Group and by Reynolds American Inc. from 14 years and 30 years, respectively, to a standard 20-year life. The effect of the change is not material to the Group, and is estimated to be around £66 million for the year. Reynolds American Inc. recognised an impairment charge of £13 million in adopting the new estimate of useful economic lives.

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

The critical accounting estimates include:

–

the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles. The key assumptions used in respect of the impairment testing are the determination of cash-generating units, the budgeted cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 9;

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

–

the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 13, and a contingent tax asset is explained in note 6(b). Other provisions for liabilities and charges are as set out in note 21. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 28. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American Inc. (“Reynolds”) is described in note 3(d); and

–

the estimation of the fair values of acquired net assets arising in a business combination and the allocation of the purchase consideration between the underlying net assets acquired, including intangible assets other than goodwill, on the basis of their fair values. These estimates are prepared in conjunction with the advice of independent valuation experts where appropriate. The relevant transactions for 2018, 2017 and 2016 are described in note 24.

128	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

1 Accounting policies continued

The critical accounting judgements include:

–

the definition of adjusting items, which are separately disclosed as memorandum information, is explained below and the impact of these on the calculation of adjusted earnings per share is described in note 7;

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

These consolidated financial statements were authorised for issue by the Board of Directors on 27 February 2019.

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

Foreign currencies and hyperinflationary territories

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

In addition, for hyperinflationary countries where the effect on the Group results would be significant, the financial statements in local currency are adjusted to reflect the impact of local inflation prior to translation into sterling, in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. Where applicable, IAS 29 requires all transactions to be indexed by an inflationary factor to the balance sheet date, potentially leading to a monetary gain or loss on indexation. In addition, the Group assesses the carrying value of fixed assets after indexation and applies IAS 36 Impairment of Assets, where appropriate, to ensure that the carrying value correctly reflects the economic value of such assets.

The results and balance sheets of operations in hyperinflationary territories are translated at the period end rate. In the case of Venezuela, the Group uses an estimated exchange rate calculated by reflecting the development of the general price index since the Group last achieved meaningful repatriation of dividends.

Revenue

Revenue principally comprises sales of cigarettes, other tobacco products, and nicotine products, to external customers. Revenue excludes duty, excise and other taxes and is after deducting rebates, returns and other similar discounts and payments to direct and indirect customers. Revenue is recognised when control of the goods is transferred to a customer; this is usually evidenced by a transfer of the significant risks and rewards of ownership upon delivery to the customer, which in terms of timing is not materially different to the date of shipping.

BAT Annual Report and Form 20-F 2018	129

Financial Statements

Notes on the Accounts continued

1 Accounting policies continued

Retirement benefit costs

The Group operates both defined benefit and defined contribution schemes including post-retirement healthcare schemes. The net deficit or surplus for each defined benefit pension scheme is calculated in accordance with IAS 19 Employee Benefits based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets adjusted, where appropriate, for any surplus restrictions or the effect of minimum funding requirements.

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

Research and development

Research expenditure is charged to income in the year in which it is incurred. Development expenditure is charged to income in the year it is incurred, unless it meets the recognition criteria of IAS 38 Intangible Assets to be capitalised as an intangible asset.

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

As noted above, with effect from 1 January 2018, cigarette-making machinery within this category is depreciated at 5% per annum (previously, between 3% and 7% per annum) as disclosed in note 3(b).

Capitalised interest

Borrowing costs which are directly attributable to the acquisition, construction or production of intangible assets or property, plant and equipment that takes a substantial period of time to get ready for its intended use or sale, are capitalised as part of the cost of the asset.

130	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

1 Accounting policies continued

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

With effect from 1 January 2018, loss allowances for expected credit losses on financial assets which are held at amortised cost are recognised on initial recognition of the underlying asset. As permitted by IFRS 9, the loss allowance on trade receivables arising from the recognition of revenue under IFRS 15 are initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.

Prior to 1 January 2018, financial assets were reviewed for impairment at each balance sheet date, or whenever events indicated that the carrying amount might not be recoverable.

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

Financial instruments

The Group’s business model for managing financial assets is set out in the Group Treasury Manual which notes that the primary objective with regard to the management of cash and investments is to protect against the loss of principal. Additionally, the Group aims: to maximise Group liquidity by concentrating cash at the Centre, to align the maturity profile of external investments with that of the forecast liquidity profile, to wherever practicable, match the interest rate profile of external investments to that of debt maturities or fixings, and to optimise the investment yield within the Group’s investment parameters. The majority of financial assets are held in order to collect contractual cash flows (typically cash and cash equivalents and loans and other receivables) but some assets (typically investments) are held for investment potential.

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

Non-derivative financial assets are classified on initial recognition in accordance with the Group’s business model as investments at fair value through profit and loss, investments at fair value through OCI, loans and receivables, or cash and cash equivalents and accounted for as follows:

–

Investments: These are non-derivative financial assets that cannot be classified as loans and receivables or cash and cash equivalents. Dividend and interest income on these investments are included within finance income when the Group’s right to receive payments is established. This category includes financial assets at fair value through profit and loss, financial assets at fair value through other comprehensive income and, prior to 1 January 2018, available-for-sale investments as defined by IAS 39.

–

Loans and other receivables: These are non-derivative financial assets with fixed or determinable payments that are solely payments of principal and interest on the principal amount outstanding, that are primarily held in order to collect contractual cash flows. These balances include trade and other receivables and are measured at amortised cost, using the effective interest rate method, and stated net of allowances for credit losses.

–

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

Non-derivative financial liabilities, including borrowings and trade payables, are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs. As shown in note 20, certain borrowings are subject to fair value hedges, as defined below.

BAT Annual Report and Form 20-F 2018	131

Financial Statements

Notes on the Accounts continued

1 Accounting policies continued

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

–

for derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are reclassified to the income statement when the foreign operation is disposed of; and

–

for derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise. These are referred to as “held-for-trading”.

In order to qualify for hedge accounting, the Group is required to document prospectively the economic relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the economic relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is re-performed periodically to ensure that the hedge has remained, and is expected to remain, highly effective.

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

All of the Group’s hedging relationships at the end of 2017 are considered to be continuing hedge relationships on the adoption of IFRS 9.

The Group’s accounting policies for financial instruments prior to the adoption of IFRS 9 on 1 January 2018, were as set out above, except for the following: non-derivative financial assets were classified on initial recognition as available-for-sale investments, loans and receivables or cash and cash equivalents. Available-for-sale investments were non-derivative financial assets that could not be classified as loans and receivables or cash and cash equivalents. Apart from available-for-sale investments, non-derivative financial assets were stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. These estimates for irrecoverable amounts were recognised when there was objective evidence that the full amount receivable would not be collected according to the original terms of the asset. Available-for-sale investments were stated at fair value, with changes in fair value being recognised directly in other comprehensive income. When such investments were derecognised (e.g. through disposal) or became impaired, the accumulated gains and losses, previously recognised in other comprehensive income, were reclassified to the income statement within ‘finance income’. Dividend and interest income on available-for-sale investments were included within ‘finance income’ when the Group’s right to receive payments was established.

Dividends

Dividend distributions to the Company’s shareholders are recognised as a liability in the Group’s financial statements in the period in which they are approved by shareholders (final dividends) or confirmed by the Directors (interim dividends). With effect from 1 January 2018, the Company has moved to four interim quarterly dividend payments.

Segmental analysis

The Group is organised and managed on the basis of its geographic regions. These are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the chief operating decision maker, identified as the Management Board, for assessing performance and allocating resources.

The Group is primarily a single product business providing cigarettes and other tobacco products. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. The results of Next Generation Products are reported as part of the results of each geographic region, and are not currently material to the Group.

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

132	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

1 Accounting policies continued

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

Contingent liabilities and contingent assets

Subsidiaries and associate companies are defendants in tobacco-related and other litigation. Provision for this litigation (including legal costs) is made at such time as an unfavourable outcome becomes probable and the amount can be reasonably estimated.

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

IFRS 16 Leases

This Standard was finalised and published in January 2016 with a mandatory effective date of implementation of 1 January 2019. In adopting IFRS 16, the Group will apply the modified retrospective approach consistently across the Group, with no restatement of prior periods, as permitted by the Standard. On the initial implementation of the Standard, virtually all previously recognised operating leases will be capitalised as right-to-use assets and financial liabilities will be recognised at the same initial value.

The Group will take advantage of certain practical expedients available under the Standard, including “grandfathering” previously recognised lease arrangements such that contracts will not be reassessed at the implementation date as to whether they are, or contain, a lease, and leases previously classified as finance leases under IAS 17 Leases will remain capitalised on the adoption of IFRS 16. In addition, as part of the implementation, the Group will apply a single discount rate to a portfolio of leases with reasonably similar characteristics, will assess whether a lease is onerous prior to applying the Standard, will apply hindsight in determining the lease term if the contract contains options to extend or terminate the lease, and will not apply the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

Going forward, the Group will also adopt several practical expedients under the Standard including not applying the requirements of IFRS 16 to leases of intangible assets, applying the portfolio approach where appropriate to do so, and not applying the recognition and measurement requirements of IFRS 16 to short-term leases (leases of less than 12 months maximum duration) and to leases of low-value assets. Except for property-related leases, non-lease components will not be separated from lease components. The Group will continue to report recognised assets and liabilities under leases within property, plant and equipment and borrowings respectively rather than show these as separate line items on the face of the balance sheet.

Had the Standard been applied to the 2018 results, profit for the year would have been £11 million lower and non-current assets and liabilities would have each been increased by £564 million at the start of the year. At the end of the year, non-current assets would have been increased by £551 million and non-current liabilities by £558 million.

The anticipated impact of the new Standard to the Group’s balance sheet at 1 January 2019, and a reconciliation to reported leasing commitments, is shown in note 31.

IFRIC 23 Uncertainty over Income Tax treatments

This interpretation was finalised and published in June 2017 with a mandatory effective date of implementation of 1 January 2019. The Interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In particular, the Interpretation addresses whether uncertain tax treatments should be considered separately or together with one or more other uncertain tax treatments, and addresses the assumptions an entity makes about how probable it is that a taxation authority will accept an uncertain tax treatment. The impact on the Group’s profit and equity is not expected to be material.

Other interpretations and revisions

In addition, a number of other interpretations and revisions to existing standards have been issued which will be applicable to the Group’s financial statements in future years, but will not have a material effect on reported profit or equity or on the disclosures in the financial statements.

BAT Annual Report and Form 20-F 2018	133

Financial Statements

Notes on the Accounts continued

2 Segmental analyses (revised)

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has fully restated (“revised”) prior periods, as explained in notes 1 and 31.

Due to the acquisition of RAI, the Group revised its organisational structure. RAI is reported as a separate region (United States). The markets which previously comprised EEMEA merged with the Americas, Western Europe and Asia-Pacific to form three new regions. The markets in the Middle East merged with Asia-Pacific to form the Asia-Pacific and Middle East region (APME). The markets in East and Central Africa, West Africa and Southern Africa merged with the Americas region to form the Americas and Sub-Saharan Africa region (AMSSA). The markets in Russia, Ukraine, Caucasus, Central Asia, Belarus, Turkey and North Africa merged with the Western Europe region to form the Europe and North Africa region (ENA). The segments disclosed below have been revised on this new basis.

As the chief operating decision maker, the Management Board reviews external adjusted revenues and adjusted profit from operations to evaluate segment performance and allocate resources to the overall business. The results of Next Generation Products are reported as part of the results of each geographic region and are not currently material to the Group. Consequently, it is not considered a reportable segment that requires separate disclosure under the requirements of IFRS 8 Operating Segments. Interest income, interest expense and taxation are centrally managed and accordingly such items are not presented by segment as they are excluded from the measure of segment profitability.

The four geographic regions are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the Management Board for assessing performance and allocating resources. The Management Board reviews current and prior year adjusted segmental revenue, adjusted profit from operations of subsidiaries and joint operations, and adjusted post-tax results of associates and joint ventures at constant rates of exchange. The constant rate comparison provided for reporting segment information is based on a retranslation, at prior year exchange rates, of the current year results of the Group, including intercompany royalties payable in foreign currency to UK entities. However, the Group does not adjust for the normal transactional gains and losses in operations which are generated by movements in exchange rates.

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

The following table shows 2018 revenue and adjusted revenue at current rates, and 2018 adjusted revenue translated using 2017 rates of exchange. The 2017 figures are stated at the 2017 rates of exchange.

					2018			2017
	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m
United States	9,838	(343)	9,495	–	9,495	4,160	–	4,160
APME	5,250	(368)	4,882	–	4,882	4,973	–	4,973
AMSSA	4,560	(449)	4,111	–	4,111	4,323	–	4,323
ENA	6,112	(288)	5,824	180	6,004	5,850	258	6,108
Revenue	25,760	(1,448)	24,312	180	24,492	19,306	258	19,564

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin.

The following table shows 2017 revenue and adjusted revenue at current rates, and 2017 adjusted revenue translated using 2016 rates of exchange. The 2016 figures are stated at the 2016 rates of exchange.

					2017	2016
	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Revenue £m
United States	3,958	202	4,160	–	4,160	–
APME	4,776	197	4,973	–	4,973	4,769
AMSSA	4,365	(42)	4,323	–	4,323	4,038
ENA	5,507	343	5,850	258	6,108	5,323
Revenue	18,606	700	19,306	258	19,564	14,130

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin.

134	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

2 Segmental analyses (revised) continued

The following table shows 2018 profit from operations and adjusted profit from operations at current rates, and 2018 adjusted profit from operations translated using 2017 rates of exchange. The 2017 figures are stated at the 2017 rates.

					2018			2017
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m
United States	4,686	(175)	4,511	(505)	4,006	1,928	(763)	1,165
APME	2,099	(151)	1,948	(90)	1,858	2,049	(147)	1,902
AMSSA	1,922	(184)	1,738	(194)	1,544	1,782	(134)	1,648
ENA	2,217	(67)	2,150	(245)	1,905	2,170	(473)	1,697
Profit from operations	10,924	(577)	10,347	(1,034)	9,313	7,929	(1,517)	6,412

Net finance costs	(1,415)	30	(1,385)	4	(1,381)	(889)	(205)	(1,094)

United States	–	–	–	–	–	624	23,195	23,819
APME	417	(33)	384	32	416	384	29	413
ENA	3	–	3	–	3	4	(27)	(23)
Share of post-tax results of associates and joint ventures	420	(33)	387	32	419	1,012	23,197	24,209
Profit/(loss) before taxation	9,929	(580)	9,349	(998)	8,351	8,052	21,475	29,527
Taxation (charge)/credit on ordinary activities	(2,508)	144	(2,364)	223	(2,141)	(2,091)	10,220	8,129
Profit for the year					6,210			37,656

*

The adjustments to profit from operations, net finance costs and the Group’s share of the post-tax results of associates and joint ventures are explained in notes 3(e) to 3(h), note 4(b), note 5(a), and note 6(b), 6(d) and 6(e), respectively.

BAT Annual Report and Form 20-F 2018	135

Financial Statements

Notes on the Accounts continued

2 Segmental analyses (revised) continued

The following table shows 2017 profit from operations and adjusted profit from operations at current rates, and 2017 adjusted profit from operations translated using 2016 rates of exchange. The 2016 figures are stated at the 2016 rates of exchange.

					2017			2016
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m

United States	1,827	101	1,928	(763)	1,165	–	–	–

APME	1,962	87	2,049	(147)	1,902	1,972	(198)	1,774

AMSSA	1,799	(17)	1,782	(134)	1,648	1,684	(262)	1,422

ENA	2,017	153	2,170	(473)	1,697	1,824	(345)	1,479
	7,605	324	7,929	(1,517)	6,412	5,480	(805)	4,675
Fox River**				–	–		(20)	(20)
Profit from operations	7,605	324	7,929	(1,517)	6,412	5,480	(825)	4,655

Net finance (costs)/income	(833)	(56)	(889)	(205)	(1,094)	(529)	(108)	(637)

United States	593	31	624	23,195	23,819	991	889	1,880

APME	354	30	384	29	413	333	11	344

AMSSA	–	–	–	–	–	–	–	–

ENA	4	–	4	(27)	(23)	3	–	3
Share of post-tax results of associates and joint ventures	951	61	1,012	23,197	24,209	1,327	900	2,227
Profit/(loss) before taxation	7,723	329	8,052	21,475	29,527	6,278	(33)	6,245
Taxation on ordinary activities	(2,017)	(74)	(2,091)	10,220	8,129	(1,473)	67	(1,406)
Profit for the year					37,656			4,839

*

The adjustments to profit from operations, net finance (costs)/income and the Group’s share of the post-tax results of associates and joint ventures are explained in notes 3(e) to 3(h), note 4(b), note 5(a) and note 6(b), 6(d) and 6(e) respectively.

**

The Fox River charge in 2016 (see note 3(g) and note 28) has not been allocated to any segment as it neither relates to current operations nor the tobacco business. It has been presented separately from the segmental reporting which is used to evaluate segment performance and to allocate resources, and is reported to the chief operating decision maker on this basis.

136	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

2 Segmental analyses (revised) continued

Adjusted profit from operations at constant rates of £10,924 million (2017: £7,605 million; 2016: £5,197 million) excludes certain depreciation, amortisation and impairment charges as explained in notes 3(e),(3f) and (3h). These are excluded from segmental profit from operations at constant rates as follows:

					2018			2017
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m
United States	158	(4)	154	289	443	59	116	175
APME	111	(6)	105	22	127	111	24	135
AMSSA	100	1	101	115	216	102	32	134
ENA	148	(5)	143	109	252	162	296	458
	517	(14)	503	535	1,038	434	468	902

					2017			2016
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m
United States	57	2	59	116	175	–	–	–
APME	109	2	111	24	135	114	52	166
AMSSA	99	3	102	32	134	121	48	169
ENA	153	9	162	296	458	160	112	272
	418	16	434	468	902	395	212	607

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

		United Kingdom			All foreign countries				Group
Revenue is based on location of sale	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
External revenue	184	203	266	24,308	19,361	13,864	24,492	19,564	14,130

	United Kingdom		All foreign countries			Group
	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Intangible assets	529	514	123,484	117,271	124,013	117,785
Property, plant and equipment	404	406	4,762	4,476	5,166	4,882
Investments in associates and joint ventures	–	–	1,737	1,577	1,737	1,577

The consolidated results of RAI companies operating in the United States met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments. Revenue arising from the operations of RAI in 2018 and in 2017 since the date of acquisition was £9,506 million and £4,160 million; respectively. Non-current assets attributable to the operations of RAI were £113,935 million (2017: £107,154 million).

The main acquisitions comprising the goodwill balance of £46,163 million (2017: £44,147 million), included in intangible assets, are provided in note 9. Included in investments in associates and joint ventures are amounts of £1,682 million (2017: £1,527 million) attributable to the investment in ITC Ltd. Further information is provided in notes 5 and 11.

BAT Annual Report and Form 20-F 2018	137

Financial Statements

Notes on the Accounts continued

3 Profit from operations

Enumerated below are movements in costs that have impacted profit from operations in 2018, 2017 and 2016. These include changes in our underlying business performance, as well as the impact of adjusting items, as defined in note 1, in profit from operations (note 3(d) to 3(h)).

(a) Employee benefit costs

		2018 £m	2017 £m	2016 £m
	Wages and salaries	2,463	2,131	1,882
	Social security costs	207	216	207
	Other pension and retirement benefit costs (note 12)	212	215	101
	Share-based payments – equity and cash-settled (note 25)	123	117	84
		3,005	2,679	2,274
	(b) Depreciation, amortisation and impairment costs
		2018 £m	2017 £m	2016 £m
Intangibles	– amortisation and impairment of trademarks and similar intangibles (note 3(f))	377	383	149
	– amortisation and impairment of other intangibles	111	140	81
Property, plant and equipment	– depreciation and impairment	550	379	377
		1,038	902	607

Included within depreciation are gains and losses recognised on the sale of property, plant and equipment.

With effect from 1 January 2018, cigarette making machinery within property, plant and equipment is depreciated at 5% per annum
(previously, between 3% and 7% per annum). The impact of this change in accounting estimate is a net reduction in depreciation expense for the year of £53 million.

	(c) Other operating expenses include:
		2018 £m	2017 £m	2016 £m
	Research and development expenses (excluding employee benefit costs and depreciation)	105	80	53
	Exchange differences	(15)	(6)	(2)
	Hedge ineffectiveness within operating profit	(8)	–	–
	Rent of plant and equipment (operating leases)
	– minimum lease payments	61	41	20
	Rent of property (operating leases)
	– minimum lease payments	110	85	51
	Auditor’s remuneration
	Total expense for audit services pursuant to legislation:
	– fees to KPMG LLP for Parent Company and Group audit	6.3	6.3	2.0
	– fees to KPMG LLP firms and associates for local statutory and Group reporting audits	8.8	11.3	7.2
	Total audit fees expense – KPMG LLP firms and associates	15.1	17.6	9.2
	Audit fees expense to other firms	0.2	0.2	–
	Total audit fees expense	15.3	17.8	9.2
	Fees to KPMG LLP firms and associates for other services:
	– audit-related assurance services	9.4	8.0	0.2
	– other assurance services	0.3	4.1	0.1
	– tax advisory services	–	–	0.2
	– tax compliance	–	0.2	0.3
	– audit of defined benefit schemes of the Company	0.4	–	–
	– other non-audit services	–	–	1.4
		10.1	12.3	2.2

The total auditor’s remuneration to KPMG firms and associates included above are £25.2 million (2017: £29.9 million; 2016: £11.4 million).

During 2018 the Group incurred expenditure of £8.7 million (2017: £nil million, 2016: £nil million) within audit-related assurance services associated with the controls attestation of the Group’s implementation of Sarbanes-Oxley Section 404 during 2018.

During 2017, the Group incurred additional expenditure with the Group’s auditor, as part of the acquisition of the remaining shares in RAI not previously owned. This was due to the Securities and Exchange Commission (SEC) listing requirements to re-audit 2015 and 2016 under Public Company Accounting Oversight Board (“PCAOB”) standards, to audit the purchase price allocation, to provide assurance services on the registration documents and to provide, amongst other things, assurance services with regards to the planned 2018 implementation of Sarbanes-Oxley Section 404.

138	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

3 Profit from operations continued

Accordingly, the following costs, related to the acquisition of RAI and treated as an adjusting item, were incurred within the respective categories: audit-related assurance service £7.7 million and within other assurance services £3.5 million.

Under SEC regulations, the remuneration to KPMG firms and associates of £25.2 million in 2018 (2017: £30.1 million; 2016: £11.4 million) is required to be presented as follows: audit fees £24.7 million (2017: £29.2 million; 2016: £9.2 million), audit-related fees £0.4 million (2017: £0.5 million; 2016: £0.2 million), tax fees £nil million (2017: £0.2 million; 2016: £0.5 million) and all other fees £0.1 million (2017: £0.2 million; 2016: £1.5 million).

Total research and development costs including employee benefit costs and depreciation are £258 million (2017: £191 million; 2016: £144 million).

(d) Master Settlement Agreement

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

During 2012, R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under the MSA and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company will receive credits, currently estimated to be more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been and will be applied against the companies’ MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. It is estimated that R.J. Reynolds Tobacco Company will receive US$170 million in credits, which will be applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$285 million in credits, which will be applied over a four-year period from 2015. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also in 2018, one additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). RAl’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2017 amounted to US$2,856 million in respect of settlement expenses and US$4,612 million in respect of settlement cash payments. RAl’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2018 amounted to US$2,741 million in respect of settlement expenses and US$917 million in respect of settlement cash payments.

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

The costs of the Group’s initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2018 £m	2017 £m	2016 £m
Employee benefit costs	176	193	240
Depreciation, amortisation and impairment costs	48	85	64
Other operating expenses	145	330	325
Other operating income	(6)	(8)	(26)
	363	600	603

Restructuring and integration costs in 2018 include integration costs associated with the acquisition of RAI and ongoing costs of implementing the revisions to the Group’s operating model. This includes the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover downsizing activities in Russia, Germany and APME, partially offset by the income from sale of certain assets that have become available as part of the downsizing activities.

BAT Annual Report and Form 20-F 2018	139

Financial Statements

Notes on the Accounts continued

3 Profit from operations continued

Restructuring and integration costs in 2017 include advisor fees and costs incurred related to the acquisition of the remaining shares in RAI not already owned by the Group, that completed on 25 July 2017 (note 24). It also includes the implementation of a new operating model and the cost of redundancy packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover integration costs incurred as a result of the RAI acquisition, factory closure and downsizing activities in Germany and Malaysia, certain exit costs and asset write-offs related to the withdrawal from the Philippines.

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

In 2018, other operating income includes gains from the sale of land and buildings in The Netherlands and in 2017, this included gains from the sale of land and buildings in Brazil. In 2016, this included gains from the sale of land and buildings in Malaysia.

(f) Amortisation and impairment of trademarks and similar intangibles

Acquisitions including RAI, TDR d.o.o. (TDR) and Skandinavisk Tobakskompagni (ST) in previous years, have resulted in the capitalisation of trademarks and similar intangibles which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £377 million (2017: £383 million; 2016: £149 million) is included in depreciation, amortisation and impairment costs in profit from operations.

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

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by a US District Judge in August 2017 but is currently subject to appeal in the US Seventh Circuit Court of Appeals, refer to note 28 for further details.

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. In June 2018, the Court of Appeal heard arguments in the Sequana Claims Appeal (as defined in note 28). On 6 February 2019, the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay the above mentioned dividend. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

The provision is £108 million at 31 December 2018 (2017: £138 million). Based on this Funding Agreement, £30 million has been paid in 2018, which includes legal costs of £5 million (2017: £25 million, including legal costs of £7 million; 2016: £17 million, including legal costs of £11 million). In addition, in 2016 the devaluation of sterling against the US dollar led to a charge of £20 million.

(h) Other adjusting items

In 2018, the Group incurred £294 million of other adjusting items, including £178 million related to Engle progeny litigation offset by credits related to the Non-Participating Manufacturers settlement, which have been adjusted within ‘other operating expenses’.

In 2018, the European Securities and Markets Authority (ESMA) recognised the specific issues related to Venezuela and proposed that companies with exposure to Venezuela use an “estimated” exchange rate rather than the official exchange rate, as otherwise required under IAS 21. Accordingly, the Group has used an exchange rate calculated with reference to the estimated inflation since the latest dividend payment in 2010. In addition, the net assets of the Group’s Venezuelan operations are subject to accounting adjustments IAS 29 Financial Reporting in Hyperinflationary Economies, as they are revalued, for accounting purposes, from their acquisition date to the balance sheet date. However, management believes that such a revaluation is not reflective of the recoverable value of those assets and have incurred an impairment charge of £110 million. This charge has been treated as an adjusting item as it does not reflect the underlying performance of the Group. The Group has also recognised a gain of £45 million within net finance costs (note 4), being the partial counter-party to the above non-monetary asset movement, generating a monetary gain due to hyperinflation accounting under IAS 29.

In 2017, the release of the fair value acquisition accounting adjustments to finished goods inventories of £465 million on the RAI acquisition has been adjusted within ‘Changes in inventories of finished goods and work in progress’. Also included in 2017 is the impairment of certain assets of £69 million related to a third-party distributor (Agrokor) in Croatia, that has been adjusted within ‘other operating expenses’.

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

140	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

4 Net finance costs

(a) Net finance costs/(income)

	2018 £m	2017 £m	2016 £m
Interest expense	1,593	1,081	645
Facility fees	13	13	5
Interest related to adjusting tax payables (note 4(b))	41	43	25
Loss on bond redemption (note 4(b))	–	–	101
Acquisition of RAI (note 4(b))	–	153	–
Fair value changes on derivative financial instruments and hedged items	(154)	(149)	(458)
Hedge ineffectiveness (note 4(b))	–	9	–
Venezuela hyperinflation (note 4 (b))	(45)	–	–
Exchange differences on financial liabilities	36	47	363
Finance costs	1,484	1,197	681
Interest under the effective interest method	(68)	(83)	(68)
Dividend income	–	(1)	–
Hedge ineffectiveness (note 4(b))	–	–	(18)
Exchange differences on financial assets	(35)	(19)	42
Finance income	(103)	(103)	(44)
Net finance costs	1,381	1,094	637

The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 4(b); and the derivatives that generate the fair value changes are in note 16.

Facility fees principally relate to the Group’s central banking facilities.

(b) Adjusting items included in net finance costs

Adjusting items are significant items in net finance costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

In 2018, the Group incurred interest on adjusting tax payables of £41 million (2017: £43 million; 2016: £25 million). This included interest of £25 million (2017: £25 million; 2016: £25 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO) (note 6(b)) and interest of £12 million in relation to retrospective guidance by a tax authority on overseas withholding tax.

Also in 2018, the Group recognised a monetary gain of £45 million related to the application of hyperinflationary accounting in Venezuela (note 3(h)).

In 2017, the Group incurred pre-financing costs related to the acquisition of RAI of £153 million.

Also in 2017, the Group realised a £9 million charge in relation to the reversal of a gain recognised in 2016, related to hedge ineffectiveness on external swaps following the referendum regarding “Brexit”. The gain in 2016 of £18 million was deemed to be adjusting as it is not representative of the underlying performance of the business and so the partial reversal has also been deemed as an adjusting item.

In 2016, the Group redeemed a US$700 million bond, prior to its original maturity date of 15 November 2018. This led to a loss of US$130 million (£101 million), which has been treated as an adjusting item.

BAT Annual Report and Form 20-F 2018	141

Financial Statements

Notes on the Accounts continued

5 Associates and joint ventures

		2018		2017		2016

	Total £m	Group’s share £m	Total £m	Group’s share £m	Total £m	Group’s share £m
Revenue	7,235	2,058	14,085	4,794	16,491	5,997
Profit from operations*	2,128	630	4,342	24,854	9,379	3,740
Net finance costs	(8)	(3)	(279)	(116)	(477)	(200)
Profit on ordinary activities before taxation	2,120	627	4,063	24,738	8,902	3,540
Taxation on ordinary activities	(678)	(201)	(1,441)	(522)	(3,280)	(1,308)
Profit on ordinary activities after taxation	1,442	426	2,622	24,216	5,622	2,232
Non-controlling interests	(24)	(7)	(22)	(7)	(17)	(5)
Post-tax results of associates and joint ventures	1,418	419	2,600	24,209	5,605	2,227

Comprised of:
– adjusted share of post-tax results of associates and joint ventures	1,308	387	2,785	1,012	3,461	1,327
– issue of shares and change in shareholding	75	22	98	29	36	11
– gain on deemed divestment of RAI	–	–	–	23,288	–	–
– gain on disposal of assets	–	–	–	–	2,231	941
– other	35	10	(283)	(120)	(123)	(52)
	1,418	419	2,600	24,209	5,605	2,227

*	The gain on deemed divestment of RAI is recognised in the Group’s share of associates profit from operations.

Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2018, 2017 and 2016.

(a) Adjusting items

In 2018, the Group’s interest in ITC Ltd. (ITC) decreased from 29.71% to 29.57% (2017: 29.89% to 29.71%; 2016: 30.06% to 29.89%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £22 million (2017: £29 million; 2016: £11 million), which is treated as a deemed partial disposal and included in the income statement. ITC has also recognised an adjusting gain in respect of the release of certain provisions related to a tax claim, the Group’s share of which was £10 million.

On 25 July 2017, the Group announced the completion of the acquisition of the 57.8% of RAI the Group did not already own. As at this date RAI ceased to be reported as an associate and has become a fully owned subsidiary. Accordingly, as at that date, the Group was deemed to divest its investment in RAI as an associate and consolidated RAI in accordance with IFRS 10 Consolidated Financial Statements. This resulted in a gain of £23,288 million that has been reported in the Group’s share of post-tax results of associates and joint ventures.

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

In 2017, RAI recognised, prior to acquisition by the Group, the following amounts in ‘other’: transaction costs associated with the acquisition by the Group of US$125 million, the Group’s share of which is £33 million (net of tax) (2016: £nil million), deferred tax charges in respect of temporary differences on trademarks of US$51 million, the Group’s share of which is £18 million (2016: £nil million), restructuring charges of US$79 million, the Group’s share of which is £14 million (net of tax) (2016: US$36 million, the Group’s share of which is £7 million) and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$162 million, the Group’s share of which is £32 million (net of tax) (2016: US$86 million, the Group’s share of which is £17 million (net of tax)). Additionally, there is income of US$17 million (2016: US$6 million) related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £4 million (net of tax) (2016: £2 million). The remaining costs in 2016 includes income relating to the early termination of the Manufacturing Agreement between BATUS Japan Inc. and RJRT (note 27) of US$90 million, the Group’s share of which is £18 million (net of tax) and transaction costs of US$5 million and financing costs of US$243 million, connected with the acquisition of Lorillard, the Group’s share is £1 million (net of tax) and £47 million of financing costs.

(b) Master Settlement Agreement

For information on the Master Settlement Agreement applicable to RAI as an associate for the period up to and including 24 July 2017 (note 3(d)).

142	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

5 Associates and joint ventures continued

(c) Other financial information

The Group’s share of the results of associates and joint ventures is shown in the table below.

		2018	2017	2016
		Group’s	Group’s	Group’s
		share	share	share

		£m	£m	£m
Profit on ordinary activities after taxation
– attributable to owners of the Parent		419	24,209	2,227
Other comprehensive income:
Items that may be reclassified to profit & loss		(38)	(918)	1,415
Items that will not be reclassified to profit & loss		6	25	20
Total comprehensive income		387	23,316	3,662
Summarised financial information of the Group’s associates and joint ventures is shown below.

				2018

		ITC	Others	Total

		£m	£m	£m
Revenue		5,072	2,163	7,235
Profit on ordinary activities before taxation		2,059	61	2,120
Post-tax results of associates and joint ventures		1,373	45	1,418
Other comprehensive income		(110)	–	(110)
Total comprehensive income		1,263	45	1,308

				2017
	RAI*	ITC	Others	Total

	£m	£m	£m	£m
Revenue	5,525	6,607	1,953	14,085
Profit on ordinary activities before taxation	2,017	2,054	(8)	4,063
Post-tax results of associates and joint ventures	1,261	1,362	(23)	2,600
Other comprehensive income	(595)	(135)	(8)	(738)
Total comprehensive income	666	1,227	(31)	1,862

* The information presented above for RAI is for the period from 1 January 2017 up to and including 24 July 2017 (see note 24).

				2016
	RAI	ITC	Others	Total

	£m	£m	£m	£m
Revenue	9,224	5,350	1,917	16,491
Profit on ordinary activities before taxation	7,111	1,743	48	8,902
Post-tax results of associates and joint ventures	4,457	1,114	34	5,605
Other comprehensive income	3,125	712	(178)	3,659
Total comprehensive income	7,582	1,826	(144)	9,264

BAT Annual Report and Form 20-F 2018	143

Financial Statements

Notes on the Accounts continued

6 Taxation on ordinary activities

(a) Summary of taxation on ordinary activities

	2018 £m	2017 £m Revised	2016 £m
UK corporation tax	60	26	7
Comprising:
– current year tax expense	66	26	7
– adjustments in respect of prior periods	(6)	–	–
Overseas tax	2,455	1,617	1,395
Comprising:
– current year tax expense	2,460	1,615	1,382
– adjustments in respect of prior periods	(5)	2	13
Total current tax	2,515	1,643	1,402
Deferred tax	(374)	(9,772)	4
Comprising:
– deferred tax relating to origination and reversal of temporary differences	(304)	(152)	4
– deferred tax relating to changes in tax rates	(70)	(9,620)	–
	2,141	(8,129)	1,406

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

(b) Franked Investment Income Group Litigation Order

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. HMRC have sought permission to appeal to the Supreme Court on all issues. A decision on whether permission will be granted is anticipated in early 2019. If permission is granted the Supreme Court will not be expected to hand down its judgment until 2020. In July 2018, the Supreme Court handed down its judgment in the Prudential Assurance Company Ltd case, which is closely related to the FII GLO. Applying the Prudential judgment reduces the value of the FII claim to approximately £0.6 billion, mainly as the result of the application of simple interest.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC. HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million. Actions challenging the legality of the withholding of the 45% tax have been lodged by the Group. The First Tier Tribunal found in favour of HMRC in July 2017 and the Group’s appeal to the Upper Tribunal was heard in July 2018 and judgment has not yet been handed down.

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held as deferred income as disclosed in note 22. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £25 million for the 12 months to 31 December 2018 (2017: £25 million; 2016: £25 million) accruing on the balance, which was also treated as an adjusting item.

144	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

6 Taxation on ordinary activities continued

(c) Factors affecting the taxation charge

The taxation charge differs from the standard 19% (2017: 19%; 2016: 20%) rate of corporation tax in the UK. The major causes of this difference are listed below:

	2018		2017		2016
	£m	%	£m	%	£m	%
Profit before tax	8,351		29,527		6,245
Less: share of post-tax results of associates and joint ventures
(see note 5)	(419)		(24,209)		(2,227)
	7,932		5,318		4,018
Tax at 19% (2017: 19%; 2016: 20%) on the above	1,507	19.0	1,010	19.0	804	20.0
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	384	4.8	389	7.3	93	2.3
Other national tax charges	204	2.6	119	2.2	74	1.9
Permanent differences	7	0.1	40	0.8	143	3.6
Overseas tax on distributions	–	–	25	0.5	41	1.0
Overseas withholding taxes	155	1.9	191	3.6	200	5.0
Double taxation relief on UK profits	(35)	(0.4)	(29)	(0.5)	(8)	(0.2)
(Utilised)/unutilised tax losses	5	0.1	(38)	(0.7)	32	0.8
Adjustments in respect of prior periods	(11)	(0.1)	2	0.0	13	0.3
Deferred tax relating to changes in tax rates	(70)	(0.9)	(9,620)	(180.9)	–	–
Deemed US repatriation tax	–	–	34	0.6	–	–
Release of deferred tax on unremitted earnings of associates	–	–	(180)	(3.4)	–	–
Additional net deferred tax (credits)/charges	(5)	(0.1)	(72)	(1.4)	14	0.3
	2,141	27.0	(8,129)	(152.9)	1,406	35.0

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

In 2016, permanent differences include non-tax deductible expenses for a number of items including expenditure relating to restructuring and integration costs such as factory rationalisation and the implementation of a new operating model and also included the net charge in respect of Fox River, South Korea sales tax assessment and uncertain items connected with the Group’s trading business.

(d) Adjusting items included in taxation

In 2018, adjusting items in taxation relate to a £79 million credit due to changes in US state tax rates in the period, relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the RAI acquisition in 2017, and a £55 million charge related to retrospective guidance issued by a tax authority in the ENA region regarding the application of withholding tax (WHT) between 2015 and 2017.

On 22 December 2017, the United States Government enacted comprehensive tax legislation which, among other things, changed the Federal tax rate to 21% from 1 January 2018. This revised rate has been used to revalue net deferred tax liabilities in the United States, leading to a credit to the income statement of £9,620 million. The net deferred tax liabilities largely relate to the difference in tax value versus the fair market value of trademarks accounted for under IFRS as part of the RAI acquisition. The legislation also imposed a one-time deemed repatriation tax on accumulated foreign earnings. The impact of the repatriation tax, less foreign tax credits, was £34 million. IFRS also requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. From the date of the acquisition of the remaining shares in RAI not already owned by the Group, the Group has consolidated the results of RAI as a wholly owned subsidiary and as such the deferred tax liability of £180 million on unremitted earnings of RAI as an associate was released to the income statement in 2017.

In 2016, the Group’s share of the gain on the divestiture of intangibles and other assets by RAI to Japan Tobacco International was £941 million. Given that the profit on this item was recognised as an adjusting item by the Group, the additional deferred tax charge of £61 million on the potential distribution of these undistributed earnings was also treated as adjusting.

BAT Annual Report and Form 20-F 2018	145

Financial Statements

Notes on the Accounts continued

6 Taxation on ordinary activities continued

(e) Tax on adjusting items

In addition, the tax on adjusting items, separated between the different categories, as per note 7, amounted to £199 million (2017: £454 million; 2016: £128 million). The adjustment to the adjusted earnings per share (note 7) also includes £6 million (2017: £4 million; 2016: £1 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.

(f) Tax on items recognised directly in other comprehensive income

	2018	2017	2016
	£m	£m	£m
Current tax	(8)	(4)	(53)
Deferred tax	(7)	(133)	70
(Charged)/credited to other comprehensive income	(15)	(137)	17

The tax relating to each component of other comprehensive income is disclosed in note 19.

7 Earnings per share

	2018			2017			2016
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m Revised	Weighted average number of shares m	Earnings per share pence Revised	Earnings £m	Weighted average number of shares m	Earnings per share pence
Basic earnings per share
(ordinary shares of 25p each)	6,032	2,285	264.0	37,485	2,044	1,833.9	4,648	1,858	250.2
Share options	–	7	(0.8)	–	7	(6.3)	–	7	(1.0)
Diluted earnings per share	6,032	2,292	263.2	37,485	2,051	1,827.6	4,648	1,865	249.2

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

146	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

7 Earnings per share continued

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

							Basic

		2018		2017		2016
	Notes	Earnings £m	Earnings per share pence	Earnings £m Revised	Earnings per share pence Revised	Earnings £m	Earnings per share pence
Basic earnings per share		6,032	264.0	37,485	1,833.9	4,648	250.2
Effect of restructuring and integration costs	3(e)	363	15.9	600	29.4	603	32.4
Tax and non-controlling interests on restructuring and integration costs		(83)	(3.6)	(133)	(6.5)	(90)	(4.9)
Effect of amortisation and impairment of trademarks and similar intangibles	3(f)	377	16.5	383	18.7	149	8.0
Tax on amortisation and impairment of trademarks and similar intangibles		(78)	(3.4)	(90)	(4.4)	(32)	(1.7)
Effect of associates’ adjusting items net of tax	5(a)	(32)	(1.4)	(23,197)	(1,134.9)	(900)	(48.4)
Effect of hyperinflation on Venezuela’s retained earnings	3(h),4(b)	65	2.8	–	–	–	–
Other adjusting items	3(h)	184	8.0	534	26.1	53	2.9
Tax effect on other adjusting items		(44)	(1.9)	(184)	(8.9)	(5)	(0.3)
Deferred tax relating to changes in tax rates	13	(79)	(3.5)	(9,586)	(469.0)	–	–
Release of deferred tax on unremitted earnings from associates	6(d)	–	–	(180)	(8.8)	–	–
Effect of Fox River	3(g)	–	–	–	–	20	1.1
Effect of additional deferred tax charge from gain on divestiture of assets by associate (RAI)	6(d)	–	–	–	–	61	3.3
Effect of interest on FII GLO settlement and other	4(b)	41	1.8	43	2.1	25	1.3
Effect of retrospective guidance on WHT	6(d)	55	2.4	–	–	–	–
Effect of adjusting finance costs in relation to acquisition of RAI	4(b)	–	–	153	7.5	–	–
Tax Effect of adjusting finance costs in relation to acquisition of RAI		–	–	(49)	(2.4)	–	–
Effect of hedge ineffectiveness	4(b)	–	–	9	0.4	(18)	(1.0)
Tax effect on hedge ineffectiveness		–	–	(2)	(0.1)	–	–
Effect of US bond buy back	4(b)	–	–	–	–	101	5.5
Adjusted earnings per share (basic)		6,801	297.6	5,786	283.1	4,615	248.4

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

BAT Annual Report and Form 20-F 2018	147

Financial Statements

Notes on the Accounts continued

7 Earnings per share continued

		Diluted
		2018		2017		2016
			Earnings	Earnings	Earnings per share		Earnings
		Earnings	per share	£m	pence	Earnings	per share
	Notes	£m	pence	Revised	Revised	£m	pence
Diluted earnings per share		6,032	263.2	37,485	1,827.6	4,648	249.2
Effect of restructuring and integration costs	3(e)	363	15.8	600	29.3	603	32.3
Tax and non-controlling interests on restructuring and integration costs		(83)	(3.6)	(133)	(6.5)	(90)	(4.8)
Effect of amortisation and impairment of trademarks and similar intangibles	3(f)	377	16.4	383	18.7	149	8.0
Tax on amortisation and impairment of trademarks and similar intangibles		(78)	(3.4)	(90)	(4.4)	(32)	(1.7)
Effect of associates’ adjusting items net of tax	5(a)	(32)	(1.4)	(23,197)	(1,131.0)	(900)	(48.3)
Effect of hyperinflation on Venezuela’s retained earnings	3(h),4(b)	65	2.8	–	–	–	–
Other adjusting items	3(h)	184	8.0	534	26.0	53	2.9
Tax effect on other adjusting items		(44)	(1.9)	(184)	(8.9)	(5)	(0.3)
Deferred tax relating to changes in tax rates	13	(79)	(3.4)	(9,586)	(467.4)	–	–
Release of deferred tax on unremitted earnings from associates	6(d)	–	–	(180)	(8.8)	–	–
Effect of Fox River	3(g)	–	–	–	–	20	1.1
Effect of additional deferred tax charge from gain on divestiture of assets by associate (RAI)	6(d)	–	–	–	–	61	3.3
Effect of interest on FII GLO settlement and other	4(b)	41	1.8	43	2.1	25	1.3
Effect of retrospective guidance on WHT	6(d)	55	2.4	–	–	–	–
Effect of adjusting finance costs in relation to acquisition of RAI	4(b)	–	–	153	7.5	–	–
Tax Effect of adjusting finance costs in relation to acquisition of RAI		–	–	(49)	(2.4)	–	–
Effect of hedge ineffectiveness	4(b)	–	–	9	0.4	(18)	(1.0)
Tax effect on hedge ineffectiveness		–	–	(2)	(0.1)	–	–
Effect of US bond buy back	4(b)	–	–	–	–	101	5.5
Adjusted earnings per share (diluted)		6,801	296.7	5,786	282.1	4,615	247.5

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

148	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

7 Earnings per share continued

Headline earnings per share as required by the JSE Limited

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 4/2018 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

	Basic

	2018		2017		2016

	Earnings £m	Earnings per share pence	Earnings £m Revised	Earnings per share pence Revised	Earnings £m	Earnings per share pence
Basic earnings per share	6,032	264.0	37,485	1,833.9	4,648	250.2
Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	238	10.3	179	8.7	126	6.8
Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(65)	(2.8)	(35)	(1.7)	(35)	(1.9)
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(11)	(0.5)	(48)	(2.3)	(59)	(3.2)
Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	4	0.2	13	0.6	30	1.6
Effect of gains on disposal of businesses, non-current investments and brands	(10)	(0.4)	–	–	–	–
Tax on gains on disposal of businesses, non-current investments and brands	2	0.1	–	–	–	–
Gain on deemed disposal of RAI associate	–	–	(23,288)	(1,139.3)	–	–
Write-off of investment in associate	–	–	27	1.3	–	–
Share of associates’ gains on disposal of assets	–	–	–	–	(941)	(50.6)
Tax effect of associates’ disposal of assets	–	–	–	–	61	3.3
Issue of shares and change in shareholding in associate	(22)	(1.0)	(29)	(1.4)	(11)	(0.6)
Headline earnings per share (basic)	6,168	269.9	14,304	699.8	3,819	205.6

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

	Diluted

	2018		2017		2016

	Earnings £m	Earnings per share pence	Earnings £m Revised	Earnings per share pence Revised	Earnings £m	Earnings per share pence
Diluted earnings per share	6,032	263.2	37,485	1,827.6	4,648	249.2
Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	238	10.3	179	8.6	126	6.8
Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(65)	(2.8)	(35)	(1.7)	(35)	(1.9)
Effect of gains on disposal of property, plant and equipment and held-for-sale assets	(11)	(0.5)	(48)	(2.3)	(59)	(3.2)
Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	4	0.2	13	0.6	30	1.6
Effect of gains on disposal of businesses, non-current investments and brands	(10)	(0.4)	–	–	–	–
Tax on gains on disposal of businesses, non-current investments and brands	2	0.1	–	–	–	–
Gain on deemed disposal of RAI associate	–	–	(23,288)	(1,135.4)	–	–
Write-off of investment in associate	–	–	27	1.3	–	–
Share of associates’ gains on disposal of assets	–	–	–	–	(941)	(50.4)
Tax effect of associates’ disposal of assets	–	–	–	–	61	3.3
Issue of shares and change in shareholding in associate	(22)	(1.0)	(29)	(1.4)	(11)	(0.6)
Headline earnings per share (diluted)	6,168	269.1	14,304	697.3	3,819	204.8

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

BAT Annual Report and Form 20-F 2018	149

Financial Statements

Notes on the Accounts continued

8 Dividends and other appropriations

	2018		2017		2016

Dividends paid to owner of the parent	Pence per share	£m	Pence per share	£m	Pence per share	£m
Ordinary shares

Interim

2018 paid 15 November 2018	48.8	1,114
2018 paid 8 August 2018	48.8	1,118
2018 paid 9 May 2018	48.8	1,111
2017 paid 8 February 2018	43.6	1,004
2017 paid 28 September 2017			56.5	1,284
2016 paid 28 September 2016					51.3	961

Final

2016 paid 4 May 2017			118.1	2,181
2015 paid 5 May 2016					104.6	1,949
	190.0	4,347	174.6	3,465	155.9	2,910

From 1 January 2018, the Group moved to four interim quarterly dividend payments of 48.8p per ordinary share. As part of the transition, and to ensure shareholders receive the equivalent amount of total cash payments in 2018 as they would have under the previous payment policy, an additional interim dividend of 43.6 pence per share was announced on 5 December 2017 which was paid on 8 February 2018.

The dividend declared in 2018 for payment on 9 May 2018, 8 August 2018, 15 November 2018 and 7 February 2019 was £1,117 million, £1,112 million, £1,115 million and £1,119 million respectively and is estimated based on the number of shares and the proportion of dividends to be paid in foreign currency using the applicable exchange rate. This takes the total dividend declared in respect of 2018 to £4,463 million.

9 Intangible assets

	2018
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	44,147	1,119	74,136	71	119,473
Accumulated amortisation and impairment		(672)	(1,016)		(1,688)
Net book value at 1 January	44,147	447	73,120	71	117,785

Differences on exchange	2,024	–	4,483		6,507
Additions
– internal development	–	–	–	120	120
– acquisitions (note 24)	14	–	13	–	27
– separately acquired	–	–	62	–	62
Reallocations	(22)	58	30	(66)	–
Amortisation charge	–	(102)	(342)	–	(444)
Impairment	–	–	(44)	–	(44)
31 December
Cost	46,163	1,101	78,736	125	126,125
Accumulated amortisation and impairment		(698)	(1,414)		(2,112)
Net book value at 31 December	46,163	403	77,322	125	124,013

150	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

9 Intangible assets continued

	2017
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	11,023	1,054	1,255	60	13,392
Accumulated amortisation and impairment		(616)	(659)		(1,275)
Net book value at 1 January	11,023	438	596	60	12,117

Differences on exchange	(1,189)	(3)	(2,669)	–	(3,861)

Additions

– internal development	–	–	–	87	87

– acquisitions (note 24)	34,313	33	75,488	4	109,838

– separately acquired	–	29	98	–	127

Reallocations	–	80	–	(80)	–

Amortisation charge	–	(88)	(268)	–	(356)

Impairment	–	(42)	(125)	–	(167)

31 December

Cost	44,147	1,119	74,136	71	119,473

Accumulated amortisation and impairment		(672)	(1,016)		(1,688)
Net book value at 31 December	44,147	447	73,120	71	117,785

Included in computer software and assets in the course of development are internally developed assets with a carrying value of £523 million (2017: £459 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third-party consultants, and software licence fees from third-party suppliers.

The Group has £6 million future contractual commitments (2017: £16 million) related to intangible assets.

Trademarks and similar intangibles with indefinite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI with indefinite lives amounting to £73,885 million (2017: £69,562 million).

The trademarks and similar intangibles have been tested for impairment in line with the following methodology. The recoverable amounts of trademarks and similar intangibles with indefinite lives have been determined on a value-in-use basis. The value-in-use calculations use cash flows based on detailed brand budgets prepared by management using projected sales volumes and projected brand profitability covering a five-year to 10-year horizon depending on the brand and, thereafter, grown into perpetuity. The brand budgets include an allocation for corporate costs based on volumes. The discount rate of 6.5% and long-term growth rates applied to the brand value-in-use calculations have been determined by local management based on experience, specific market and brand trends, pricing expectations and costs. The brand budgets are incorporated into the budget information used in the goodwill impairment review below. Following the application of a reasonable range of sensitivities, there was no indication of impairment.

Trademarks and similar intangibles with definite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI £3,013 million

(2017: £3,097 million), Skandinavisk Tobakskompagni (ST) £209 million (2017: £230 million) and TDR d.o.o. £40 million (2017: £61 million).

During 2018, a purchase price allocation adjustment was recognised in respect of the provisional goodwill recognised as a result of the Group acquiring certain tobacco assets, including a distribution company, from Bulgartabac Holdings AD in Bulgaria. The provisional goodwill of £22 million was reclassified to trademarks and similar intangibles with definite lives.

Impairment testing for goodwill

Goodwill of £46,163 million (2017: £44,147 million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: RAI £35,117 million (2017: £33,062 million); Rothmans Group £4,856 million (2017: £4,834 million); Imperial Tobacco Canada £2,307 million (2017: £2,367 million); ETI (Italy) £1,478 million (2017: £1,462 million) and ST (principally Scandinavia) £1,111 million (2017: £1,102 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Europe and South Africa, with the remainder mainly relating to operations in the domestic and export markets in the United Kingdom and operations in APME.

As a consequence of the Group’s new regional structure effective 1 January 2018, goodwill allocated to the Western Europe cash-generating unit (2017: £4,033 million and pre-tax discount rate of 7.3%) has been combined with the goodwill allocated to the Eastern Europe cash-generating unit (2017: £980 million and pre-tax discount rate of 8.1%) to create the new Europe cash-generating unit.

In 2018, goodwill was allocated for impairment testing purposes to 19 (2017: 19) individual cash-generating units – one in the United States (2017: one), five in APME (2017: five), six in AMSSA (2017: six) and seven in ENA (2017: seven).

BAT Annual Report and Form 20-F 2018	151

Financial Statements

Notes on the Accounts continued

9 Intangible assets continued

		2018		2017

	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %
Cash Generating Unit
RAI	35,117	7.7	33,062	7.7
Canada	2,307	7.5	2,367	7.5
Europe	5,069	7.5	5,013	7.3 / 8.1
South Africa	605	10.6	661	9.6
Australia	740	7.9	775	7.9
Singapore	615	6.6	591	6.6
Malaysia	448	8.2	431	8.3
Other	1,262		1,247
Total	46,163		44,147

The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the budgeted volumes, operating margins and long-term growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate is used purely for the impairment testing of goodwill under IAS 36 Impairment of Assets and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.

Pre-tax discount rates of between 6.6% and 22.0% (2017: 6.6% and 19.2%) were used, based on the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments are made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the US or comparable governments and by the local government, adjusted for the Group’s own credit market risk. For ease of use and consistency in application, these results are periodically calibrated into bands based on internationally recognised credit ratings. The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends, pricing expectations and costs, and have been endorsed by Group management as part of the consolidated Group budget.

The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one-year period extrapolated over a 10-year horizon with growth of 4% in years 2 to 10, including 2% inflation (2017: 1% inflation), where after a total growth rate of 2% (2017: 2%) has been assumed. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well-balanced portfolio of brands and the industry in which it operates. In some instances, such as recent acquisitions, start-up ventures or in specific cases, the valuation is expanded to reflect the medium-term plan of the country or market management spanning five years or beyond. If discounted cash flows for cash-generating units should fall by 10%, or the discount rate was increased at a post-tax rate of 1%, there would be no impairment.

On 15th November 2018, the U.S. Food and Drug Administration (FDA) announced an intention to ban flavoured vaping products and menthol cigarettes. Market speculation in the days leading up to the announcement over the financial impact of a possible menthols ban had a significant negative impact on the share price of the Group.

However, the Group does not believe that there is an impairment trigger at this stage on either the Newport brand or the US goodwill for the following reasons:

– the multitude of procedures embedded in the comprehensive rule-making process;

– the possibility that any proposed regulation fails to withstand judicial review;

– the possibility that any proposed regulation would not apply to the US market for several years;

– the uncertainty surrounding how any potential regulation will affect the manufacture and marketing of Newport; and

– the lack of any other indicators of impairment in relation to the US business.

The Group will continue to monitor developments in relation to the proposed ban on flavoured vaping products and menthol cigarettes.

152	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

10 Property, plant and equipment

					2018

	Freehold property £m	Leasehold property £m	Plant and equipment £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,455	267	5,552	917	8,191
Accumulated depreciation and impairment	(369)	(124)	(2,816)		(3,309)
Net book value at 1 January	1,086	143	2,736	917	4,882

Differences on exchange	76	4	27	(5)	102
Additions
– separately acquired	5	1	41	722	769
Reallocations	58	2	466	(526)	–
Depreciation	(34)	(11)	(318)		(363)
Impairment	(74)	–	(120)		(194)
Disposals	(13)	–	(17)		(30)
31 December
Cost	1,515	268	5,763	1,108	8,654
Accumulated depreciation and impairment	(411)	(129)	(2,948)		(3,488)
Net book value at 31 December	1,104	139	2,815	1,108	5,166

In 2018, the differences on exchange include £149 million of indexation in respect of the operations in Venezuela. However, management believes that such a revaluation is not reflective of the fair value of assets in Venezuela and an impairment charge of £110 million has been recognised, as explained in note 3(h).

					2017

	Freehold property £m	Leasehold property £m	Plant and equipment £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,163	239	5,022	725	7,149
Accumulated depreciation and impairment	(360)	(116)	(2,991)	(21)	(3,488)
Net book value at 1 January	803	123	2,031	704	3,661

Differences on exchange	(33)	(11)	(117)	(49)	(210)
Additions
– acquisitions (note 24)	349	4	626	62	1,041
– separately acquired	23	–	47	753	823
Reallocations	(5)	35	523	(553)	–
Depreciation	(29)	(7)	(352)		(388)
Impairment	(1)	(1)	(10)		(12)
Disposals	(4)	–	(12)		(16)
Net reclassifications as held-for-sale	(17)	–	–		(17)
31 December
Cost	1,455	267	5,552	917	8,191
Accumulated depreciation and impairment	(369)	(124)	(2,816)		(3,309)
Net book value at 31 December	1,086	143	2,736	917	4,882

Net book value of assets held under finance leases for 2018 was £16 million (2017: £29 million).

The Group’s finance lease arrangements relate principally to the lease of tobacco vending machines by the Group’s subsidiary in Japan. In 2017, the Group’s finance lease arrangements related principally to the lease of tobacco vending machines and buildings in Japan and Peru respectively. Assets held under finance leases are secured under finance lease obligations included in note 20.

As explained in note 12, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House). Globe House is included in freehold property above with a carrying value of £185 million (2017: £187 million).

BAT Annual Report and Form 20-F 2018	153

Financial Statements

Notes on the Accounts continued

10 Property, plant and equipment continued

	2018 £m	2017 £m
Cost of freehold land within freehold property on which no depreciation is provided	255	253
Leasehold property comprises
– net book value of long leasehold	100	104
– net book value of short leasehold	46	39
	146	143
Contracts placed for future expenditure	141	85
11 Investments in associates and joint ventures

	2018 £m	2017 £m
1 January	1,577	9,507
Total comprehensive income (note 5)	387	23,316
Dividends	(211)	(688)
Additions	–	13
Reclassification of Reynolds American Inc. (RAI)	–	(30,521)
Other equity movements	(16)	(50)
31 December	1,737	1,577
Non-current assets	1,225	1,127
Current assets	953	1,019
Non-current liabilities	(71)	(67)
Current liabilities	(370)	(502)
	1,737	1,577
ITC Ltd. (Group’s share of the market value is £11,465 million (2017: £11,036 million))	1,682	1,527
Other listed associates (Group’s share of the market value is £183 million (2017: £184 million))	20	18
Unlisted associates	35	32
	1,737	1,577

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI the Group did not already own. As at that date, RAI ceased to be reported as an associate and has become a fully owned subsidiary. Accordingly, as at that date, RAI has been consolidated in accordance with IFRS 10 Consolidated Financial Statements. Included in the £30,521 million is the gain arising on the deemed disposal of RAI of £23,288 million. This gain includes amounts restated in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates (see note 19).

Prior to 25 July 2017, the Group accounted for RAI as an associate, having concluded that it did not have de facto control of RAI because of the operation of the governance agreement between the Group and RAI which ensured that the Group did not have the practical ability to direct relevant activities of RAI.

The Group’s investment in Tisak d.d. (Tisak) was acquired as part of the TDR transaction (note 24). During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (Agrokor) to convert certain outstanding trading balances into long-term loans and an additional shareholding in Tisak. As part of the agreement, Agrokor had the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group had legal ownership of the additional shareholding, it did not consider that the shares provided any additional equity interest and continued to account for 26% of the equity of Tisak. In 2017, due to the financial difficulties of Agrokor and Tisak, the Group fully impaired this investment. This resulted in a charge of £27 million to the income statement that has been reported as an adjusting item in note 5. In July 2018, Agrokor’s creditors approved a settlement plan proposed by Agrokor’s administrators that is expected to be implemented during 2019. In its current form, the settlement plan is unlikely to return any value to the Group on this investment.

Included within the dividends amount of £211 million (2017: £688 million) are £nil million (2017: £477 million) attributable to dividends declared by RAI and £204 million (2017: £204 million) attributable to dividends declared by ITC.

The principal associate undertaking of the Group is ITC Ltd. (ITC) as shown under associates undertakings and joint ventures.

154	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

11 Investments in associates and joint ventures continued

ITC Ltd.

ITC is an Indian conglomerate based in Kolkata and maintains a presence in cigarettes, hotels, paper and packaging, agri-business and other fast-moving goods (e.g. confectionery, IT, branded apparel, personal care, greetings cards and safety matches). BAT’s interest in ITC is 29.57%.

ITC prepares accounts on a quarterly basis with a 31 March year end. As permitted by IAS 28, results up to 30 September 2018 have been used in applying the equity method. This is driven by the availability of information at the half year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2018.

	2018 £m	2017 £m
Non-current assets	4,106	3,738
Current assets	2,823	3,089
Non-current liabilities	(238)	(240)
Current liabilities	(1,002)	(1,446)
	5,689	5,141

Group’s share of ITC Ltd. (2018: 29.57%; 2017: 29.71%)	1,682	1,527

12 Retirement benefit schemes

The Group’s subsidiary undertakings operate over 190 retirement benefit arrangements worldwide. The majority of scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The liabilities arising in the defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.

The principal schemes are in the USA, UK, Germany, Canada, The Netherlands and Switzerland. Together, schemes in these territories account for over 85% of the total obligations of the Group’s defined benefit schemes. These obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement.

In addition, the Group operates several healthcare benefit schemes, of which the most significant are in the USA and Canada. The liabilities in respect of healthcare benefits are also assessed by qualified independent actuaries, applying the projected unit credit method.

All of these arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. For example, in the USA, the main funded pension schemes are the Reynolds American Retirement Plan and the Retirement Income Plan for Certain RAI Affiliates, and the main funded healthcare scheme is the Brown & Williamson Tobacco Corporation Welfare & Fringe Benefit Plan, all of which are established with corporate trustees that are required to run the schemes in accordance with the Plan’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act 1974 and US law. Similarly, in the UK, the main pension scheme is the British American Tobacco UK Pension Fund, which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the Fund’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pensions Act 2004 and all the relevant legislation.

Responsibility for the governance of the schemes across the Group, including investment decisions and contribution schedules, generally lies with the trustees. The trustees for each arrangement will usually consist of representatives appointed by both the sponsoring company and the beneficiaries. In the USA, the corporate trustees act as custodians with a committee of local management acting in a fiduciary capacity with regard to investment decisions, risk mitigation and administration of the arrangements.

The majority of schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, and after taking into account regulatory requirements in each territory.

The Group’s contributions to funded retirement benefit schemes in 2019 are expected to be £88 million in total compared to £221 million in 2018.

Contributions to the various funded schemes in the USA are agreed with the relevant corporate Trustee, the named fiduciary, scheme actuaries and the committee of local management after taking account of statutory requirements including the Pensions Protection Act of 2006, as amended. Through its subsidiaries in the USA, the Group intends to make significant regular contributions, when required, with the aim of maintaining a funding status of at least 90%, and becoming fully funded long-term. The Group contributed £87 million to its funded pension plans and £40 million to its funded post-retirement plans in 2018. However, during 2019, the Group does not expect to contribute to its funded pension and post-retirement plans in the USA.

BAT Annual Report and Form 20-F 2018	155

Financial Statements

Notes on the Accounts continued

12 Retirement benefit schemes continued

Contributions to the British American Tobacco UK Pension Fund for 2017 and 2016 were agreed with the Trustee as part of a recovery plan to include £30 million a year to cover ongoing service costs, with additional contributions to eliminate a funding shortfall. Additional contributions were £78 million in both 2017 and 2016. These contributions were to be used to achieve the statutory funding objective and thereafter to support attaining a lower risk investment strategy (noted below). With effect from July 2018, the Group will pay £18 million a year to meet the cost of future benefit accruals. Additional annual contributions are payable until the Fund is valued to 115% on a Technical Provisions basis, and are expected to be £11 million in 2019.

Total contributions payable to the UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million. The charge would be triggered in the event that the Group defaults on agreed contributions due to the Fund or if an insolvency event occurs with respect to the UK entity responsible for making the payments. The charge is due to be released in 2039 but may be released earlier by negotiation or if the assets of the Fund are sufficient to achieve certain funding levels. Under the rules of the scheme, any future surplus would be returnable to the Group by refund at the end of the life of the scheme. The funding commitment is therefore not considered onerous, and in accordance with IFRIC 14 no additional liabilities or surplus restriction have been recognised in respect of this commitment.

Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £25 million in 2019 and ranging from £24 million per annum, decreasing to £21 million in 2023. Contributions to pension schemes in Canada, The Netherlands and Switzerland in total are anticipated to be around £25 million in 2019 and then around £10 million per annum for the four years after that.

The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due. For unfunded schemes in the USA, UK and Canada, 41% of the liabilities reported at year end are expected to be settled by the Group within 10 years, 29% between 10 and 20 years, 17% between 20 and 30 years, and 13% thereafter.

The funded arrangements in the Group have policies on investment management, including strategies over a preferred long-term investment profile, and schemes in certain territories including Canada and The Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities. For funded schemes in the USA, the Group employs a risk mitigation strategy which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the hedging portfolio, which uses extended duration fixed income holdings (typically US Government and investment grade corporate bonds) and to a lesser extent derivatives to match a portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the return seeking portfolio, which is designed to enhance portfolio returns. The return seeking portfolio is broadly diversified across asset classes. In addition, the main scheme in the UK had a target investment strategy such that, by 31 December 2018, the scheme would have moved to 20% return-seeking assets and 80% risk-reducing assets. This objective was achieved during the first quarter of 2018 and the Trustee has subsequently selected an investment strategy with a high-level target of broadly 10% return-seeking and 90% risk-reducing assets. Investments are diversified by type of investment, by investment sector, and where appropriate by country.

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

Inflation risk:

Some of the Group’s pension obligations are linked to inflation and higher inflation will lead to higher liabilities, although in most cases, caps on the level of inflationary increases are in place in the scheme rules, while some assets and derivatives provide specific inflation protection.

Life expectancy:

The majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. Assumptions regarding mortality and mortality improvements are regularly reviewed in line with actuarial tables and scheme specific experience.

156	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

12 Retirement benefit schemes continued

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total
	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Present value of funded scheme liabilities	(11,031)	(11,542)	(286)	(326)	(11,317)	(11,868)
Fair value of funded scheme assets	11,747	12,157	178	193	11,925	12,350
	716	615	(108)	(133)	608	482
Unrecognised funded scheme surpluses	(20)	(23)	–	–	(20)	(23)
	696	592	(108)	(133)	588	459
Present value of unfunded scheme liabilities	(531)	(535)	(575)	(622)	(1,106)	(1,157)
	165	57	(683)	(755)	(518)	(698)
The above net asset/(liability) is recognised in the balance sheet as follows:
– retirement benefit scheme liabilities	(982)	(1,065)	(683)	(756)	(1,665)	(1,821)
– retirement benefit scheme assets	1,147	1,122	–	1	1,147	1,123
	165	57	(683)	(755)	(518)	(698)
The net liabilities of funded pension schemes by territory are as follows:

	Liabilities		Assets		Total

	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
– USA	(4,835)	(5,022)	4,464	4,640	(371)	(382)

– UK	(2,962)	(3,133)	4,016	4,119	1,054	986

– Germany	(949)	(998)	948	945	(1)	(53)

– Canada	(694)	(782)	708	779	14	(3)

– The Netherlands	(782)	(769)	793	819	11	50

– Switzerland	(326)	(330)	283	285	(43)	(45)

– Rest of the Group	(483)	(508)	535	570	52	62
Funded schemes	(11,031)	(11,542)	11,747	12,157	716	615

Of the Group’s unfunded pension schemes 48% (2017: 47%) relate to arrangements in the UK and 32% (2017: 33%) relate to arrangements in the USA, while 87% (2017: 86%) of the Group’s unfunded healthcare arrangements relate to arrangements in the USA.

The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total

	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Defined benefit schemes

Service cost

– current service cost	95	104	2	–	97	104

– past service cost/(credit), curtailments and settlements	–	11	(1)	–	(1)	11

Net interest on the net defined benefit liability

– interest on scheme liabilities	364	291	33	19	397	310

– interest on scheme assets	(362)	(276)	(8)	(4)	(370)	(280)
– interest on unrecognised funded scheme surpluses	2	2	–	–	2	2
	99	132	26	15	125	147
Defined contribution schemes	87	68	–	–	87	68

Total amount recognised in the income statement (note 3(a))	186	200	26	15	212	215

The above charges are recognised within employee benefit costs in note 3(a) and include a charge of £3 million in 2018 (2017: £12 million charge) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs charged in arriving at profit from operations (note 3(e)). Included in current service costs in 2018 is £16 million (2017: £16 million) of administration costs.

BAT Annual Report and Form 20-F 2018	157

Financial Statements

Notes on the Accounts continued

12 Retirement benefit schemes continued

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total

	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Present value at 1 January	12,077	7,510	948	120	13,025	7,630

Differences on exchange	295	(199)	43	(35)	338	(234)

Current service cost	95	105	2	2	97	107

Past service cost/(credit)	–	4	–	–	–	4

Settlements	(10)	7	(1)	–	(11)	7

Interest on scheme liabilities	364	292	33	19	397	311

Contributions by scheme members	2	3	–	–	2	3

Benefits paid	(694)	(523)	(62)	(31)	(756)	(554)

Acquisition of subsidiaries	–	5,211	–	882	–	6,093

Actuarial (gains)/losses

– arising from changes in demographic assumptions	(12)	(418)	(4)	(8)	(16)	(426)

– arising from changes in financial assumptions	(547)	92	(49)	9	(596)	101
Experience gains	(8)	(7)	(49)	(10)	(57)	(17)
Present value at 31 December	11,562	12,077	861	948	12,423	13,025
Changes in financial assumptions principally relate to discount rate movements in both years. Scheme liabilities by scheme membership:

	Pension schemes		Healthcare schemes		Total

	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Active members	1,785	1,928	55	69	1,840	1,997

Deferred members	1,259	1,394	2	3	1,261	1,397

Retired members	8,518	8,755	804	876	9,322	9,631
Present value at 31 December	11,562	12,077	861	948	12,423	13,025

Approximately 95% of scheme liabilities in both years relate to guaranteed benefits.

158	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

12 Retirement benefit schemes continued

The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total

	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Fair value of scheme assets at 1 January	12,157	7,264	193	14	12,350	7,278

Differences on exchange	262	(170)	8	(7)	270	(177)

Settlements	(10)	(1)	–	–	(10)	(1)

Interest on scheme assets	362	277	8	4	370	281

Company contributions	176	232	45	22	221	254

Contributions by scheme members	–	4	–	–	–	4

Benefits paid	(684)	(509)	(61)	(25)	(745)	(534)

Acquisition of subsidiaries	–	4,574	–	180	–	4,754

Actuarial gains/(losses)	(516)	486	(15)	5	(531)	491
Fair value of scheme assets at 31 December	11,747	12,157	178	193	11,925	12,350

	Pension schemes		Healthcare schemes		Total

	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Equities – listed	1,133	2,444	5	6	1,138	2,450

Equities – unlisted	930	1,337	59	71	989	1,408

Bonds – listed	5,925	5,272	11	14	5,936	5,286

Bonds – unlisted	1,672	1,346	84	84	1,756	1,430

Other assets – listed	618	682	10	9	628	691

Other assets – unlisted	1,469	1,076	9	9	1,478	1,085
Fair value of scheme assets at 31 December	11,747	12,157	178	193	11,925	12,350

Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

In the USA, pension plan assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches. Allowable investment types include global equity, fixed income, real assets, private equity and absolute return. The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.

In addition, certain scheme assets, including a portion of the assets held in the main UK pension scheme, are further diversified by investing in equities listed on non-UK stock exchanges via investment funds. The main UK scheme also makes use of liability driven investment funds and inflation opportunity funds as part of its investment portfolio.

In the above analysis investments via equity-based investment funds are shown under listed equities, and investments via bond-based investment funds are shown under listed bonds. Other assets include cash and other deposits, derivatives and other hedges, recoverable taxes, reinsurance contracts, infrastructure investments and investment property.

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

BAT Annual Report and Form 20-F 2018	159

Financial Statements

Notes on the Accounts continued

12 Retirement benefit schemes continued

The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total

	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
Unrecognised funded scheme surpluses at 1 January	(23)	(18)	(11)	–	–	–	(23)	(18)	(11)

Differences on exchange	1	3	(4)	–	–	–	1	3	(4)

Interest on unrecognised funded scheme surpluses	(2)	(2)	(2)	–	–	–	(2)	(2)	(2)

Movement in year (note 19)	4	(6)	(1)	–	–	–	4	(6)	(1)

Unrecognised funded scheme surpluses at 31 December	(20)	(23)	(18)	–	–	–	(20)	(23)	(18)

The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following principal countries are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.

	2018						2017

	USA	UK	Germany	Canada	The Netherlands	Switzerland	USA	UK	Germany	Canada	The Netherlands	Switzerland
Rate of increase in salaries (%)	3.9	3.2	1.7	3.0	2.1	1.3	3.9	3.2	2.5	3.0	2.0	1.3
Rate of increase in pensions in payment (%)	2.5	3.2	1.1	Nil	1.1	Nil	2.5	3.2	1.8	Nil	1.2	Nil
Rate of increase in deferred pensions (%)	–	2.2	1.1	Nil	1.1	–	–	2.2	1.8	Nil	1.2	–
Discount rate (%)	4.3	2.9	1.3	3.8	1.8	0.9	3.7	2.5	1.9	3.3	2.0	0.6

General inflation (%)	2.5	3.2	1.1	2.0	2.0	1.1	2.5	3.2	1.8	2.0	2.0	1.0

	2018						2017

	USA	UK	Germany	Canada	The Netherlands	Switzerland	USA	UK	Germany	Canada	The Netherlands	Switzerland

Weighted average duration of liabilities (years)	10.8	16.0	8.2	10.5	17.5	12.8	11.3	16.9	13.7	11.0	17.8	13.5

160	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

12 Retirement benefit schemes continued

For healthcare inflation in the USA, the assumption is 6.5% (2017: 7.0%) and in Canada, the assumption is 5.0% (2017: 5.0%).

Mortality assumptions are subject to regular review. The principal schemes used the following tables at year-end:

USA	RP-2018 mortality tables without collar or amounts adjusted projected with MP-2018 generational projection (2017: RP-2017 and MP-2017)
UK	S2PA (YOB) with the CMI (2017) improvement model with a 1.25% long term improvement rate (2017: CMI (2016))
Germany	RT Heubeck 2018 G (2017: Heubeck 2005 G)
Canada	CPM-2014 Private Table (both years)
The Netherlands	AG Prognosetafel 2018 (2017: AG Prognosetafel 2016)
Switzerland	LPP/BVG 2015 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate (both years)

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	USA		UK		Germany		Canada		The Netherlands		Switzerland

	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
31 December 2018
Member age 65 (current life expectancy)	20.7	22.7	22.6	24.1	17.0	20.6	21.5	23.9	20.8	24.5	21.8	23.8
Member age 45 (life expectancy at age 65)	22.3	24.2	24.2	25.4	19.8	22.8	22.5	24.8	23.1	26.5	23.6	25.6
31 December 2017
Member age 65 (current life expectancy)	20.7	22.7	22.7	24.2	19.3	23.3	21.4	23.8	20.8	24.8	21.7	23.7
Member age 45 (life expectancy at age 65)	22.3	24.2	24.3	25.5	21.9	25.8	22.5	24.8	23.3	27.0	23.5	25.5

For the remaining territories, typical assumptions are that real salary increases will be from 0.5% to 6.3% (2017: 0.5% to 4.0%) per annum and discount rates will be from 0.6% to 7.6% (2017: 0.5% to 10.0%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation. Assumptions of life expectancy are in line with best practice in each territory.

The valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2018 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	0.25 percentage point increase £m	0.25 percentage point decrease £m
Average life expectancy – increase/(decrease) of scheme liabilities	339	(340)
Rate of inflation – increase/(decrease) of scheme liabilities			169	(159)
Discount rate – (decrease)/increase of scheme liabilities			(267)	286

A one percentage point increase in healthcare inflation would increase healthcare scheme liabilities by £42 million, and a one percentage point decrease would decrease liabilities by £36 million. The income statement effect of this change in assumption is not material.

BAT Annual Report and Form 20-F 2018	161

Financial Statements

Notes on the Accounts continued

13 Deferred tax

Net deferred tax assets/(liabilities) comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m
At 31 December 2017	(91)	(174)	113	(241)	264	(17,323)	656	(16,796)
Accounting policy change (IFRS 9) (note 31)	–	–	–	–	–	–	7	7
At 1 January 2018	(91)	(174)	113	(241)	264	(17,323)	663	(16,789)
Differences on exchange	(7)	(10)	4	6	15	(1,066)	47	(1,011)
Subsidiaries acquired (note 24)	–	–	–	–	–	(3)	4	1
Credited/(charged) to the income statement	27	(16)	(11)	(46)	(36)	67	319	304
Credited/(charged) relating to changes in tax rates	1	(10)	(1)	–	4	79	(3)	70
(Charged)/credited to other comprehensive income	–	–	–	–	(25)	–	18	(7)
At 31 December 2018	(70)	(210)	105	(281)	222	(18,246)	1,048	(17,432)
Revised
At 1 January 2017	31	(58)	89	(392)	117	(95)	92	(216)
Differences on exchange	2	15	(6)	13	(12)	862	(22)	852
Subsidiaries acquired (note 24)	(375)	(234)	–	–	514	(28,091)	1,115	(27,071)
Credited/(charged) to the income statement	180	19	30	138	10	66	(291)	152
Credited/(charged) relating to changes in tax rates	71	84	–	–	(194)	9,935	(276)	9,620
(Charged)/credited to other comprehensive income	–	–	–	–	(171)	–	38	(133)
At 31 December 2017	(91)	(174)	113	(241)	264	(17,323)	656	(16,796)

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

In 2017, as part of the acquisition of RAI, the Group had to account for the assets and liabilities of the RAI companies at fair market value at the acquisition date of 25 July 2017 (note 24). The increase in the net asset value versus the tax bases created net deferred tax liabilities, valued within the purchase price allocation process at the prevailing Federal and State corporation tax rate at the date of the acquisition. Subsequently on 22 December 2017, the Federal corporation tax rate was changed to 21% from 1 January 2018. This revised rate has been used to revalue the net deferred tax liabilities in the United States, reducing the liability leading to a credit in the income statement of £9,620 million.

The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £344 million and deferred tax liability of £17,776 million (2017: deferred tax asset of £333 million and deferred tax liability of £17,129 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £308 million (2017: £301 million) which have no expiry date and unused tax losses of £502 million (2017: £616 million) which will expire within the next 10 years.

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of deductible temporary differences of £nil million (2017: £nil million), which have no expiry date and £184 million (2017: £140 million), which will expire within the next 10 years.

At the balance sheet date, the Group has unused tax credits of £80 million (2017: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.

At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax and for which no withholding tax liability has been recognised was £0.7 billion (2017: £0.7 billion).

162	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

14 Trade and other receivables

	2018 £m	2017 £m
Trade receivables	2,868	3,306
Loans and other receivables	1,082	1,214
Prepayments and accrued income	323	289
	4,273	4,809

Current	3,588	4,053
Non-current	685	756
	4,273	4,809

In certain countries, the Group has entered into factoring arrangements and periodically sells certain trade receivables to banks and other financial institutions, without recourse, for cash. These trade receivables have been derecognised from the statement of financial position, because the Group has transferred substantially all of the risks and rewards of the receivables, including credit risk. The cash inflows have been recognised within operating cash flows. Typically in these arrangements, the Group also acts as a collection agent for the bank. At 31 December, the value of trade receivables derecognised through the factoring arrangements where the Group acts as a collection agent was £428 million and where the Group does not act as a collection agent was £40 million (2017: £139 million, £nil million respectively). Included in trade receivables above is £270 million (2017: £54 million) of trade debtor balances which were available for factoring under these arrangements.

Included in loans and other receivables are £553 million of litigation related deposits (2017: £603 million). The Group has determined that these payments are recoverable on conclusion of ongoing appeals and the deposits have not been discounted. Litigation related deposits include £436 million (2017: £449 million) in respect of payments made by a Group subsidiary in relation to the Quebec Class Action, as detailed in note 28. While there is uncertainty over the timeframe of the appeal process, it is estimated that had discounting been applied the carrying value of the asset would have been reduced by approximately £24 million (2017: £21 million). Amounts receivable from related parties including associated undertakings are shown in note 27.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2018 £m	2017 £m
Trade receivables – gross	2,898	3,345
Trade receivables – allowance	(30)	(39)
Loans and other receivables – gross	1,092	1,260
Loans and other receivables – allowance	(10)	(46)
Prepayments and accrued income	323	289
Net trade and other receivables per balance sheet	4,273	4,809

The movements in the allowance account are as follows:

	Trade receivables 2018 £m	Loans and other receivables 2018 £m	Total 2018 £m	Trade receivables 2017 £m	Loans and other receivables 2017 £m	Total 2017 £m
1 January	39	46	85	87	–	87

Accounting policy change (IFRS 9) (notes 1 and 31)	37	8	45	–	–	–
Revised 1 January	76	54	130	87	–	87
Differences on exchange	2	–	2	4	–	4
Provided in the year	16	10	26	–	46	46

Released	(64)	(54)	(118)	(52)	–	(52)

31 December	30	10	40	39	46	85

As permitted by IFRS 9, the loss allowance on trade receivables arising from the recognition of revenue under IFRS 15 is initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.

Prior to the adoption of IFRS 9 on 1 January 2018, loans and receivables were stated net of allowances for estimated irrecoverable amounts due to the identification of a loss event (the incurred loss method).

The Group holds bank guarantees, other guarantees and credit insurance in respect of some of the past due debtor balances.

Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 3.5% (2017: 1.4%), UK sterling: 4.2% (2017: 4.3%), Euro: 1.6% (2017: 1.5%) and other currencies: 6.6% (2017: 9.6%).

BAT Annual Report and Form 20-F 2018	163

Financial Statements

Notes on the Accounts continued

14 Trade and other receivables continued

There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.

15 Investments held at fair value

	Investments

	Fair value through P&L	Fair value through OCI	Available-for- sale	Total 2018 £m	Available-for- sale investments 2017 £m
31 December			107	107	58
Accounting policy change (IFRS 9) (note 31)	237	16	(107)	146	–
1 January	237	16	–	253	58
Differences on exchange	(53)	–	–	(53)	–
Additions	278	4	–	282	90
Revaluations	36	–	–	36	(27)
Disposals	(285)	(16)	–	(301)	(14)
31 December	213	4	–	217	107
Current	178	–	–	178	65
Non-current	35	4	–	39	42
	213	4	–	217	107

	2018 £m	2017 £m
Functional currency	212	107
US dollar	–	–
Euro	–	–
Other currency	5	–
	217	107

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

Investments are all denominated in the functional currency of the subsidiary undertaking holding the investments.

Investments held at fair value through OCI relate to the Group’s strategic investments in China Materialia Fund II.

The Group’s investment in Landewyck Holdings s.a.r.l. was disposed of during the year.

164	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

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

		2018		2017

	Assets	Liabilities	Assets	Liabilities

	£m	£m	£m	£m
Fair value hedges
– interest rate swaps	181	83	97	14
– cross-currency swaps	282	–	263	–
Cash flow hedges
– interest rate swaps	–	98	1	–
– cross-currency swaps	149	56	187	–
– forward foreign currency contracts	61	42	82	73
Net investment hedges
– forward foreign currency contracts	10	174	85	39
Held-for-trading*
– interest rate swaps	6	–	68	77
– forward foreign currency contracts	46	63	35	31
Total	735	516	818	234

Current	179	302	228	155
Non-current	556	214	590	79
	735	516	818	234

Derivatives
– in respect of net debt	647	269	640	117
– other	88	247	178	117
	735	516	818	234

*

Derivatives which do not meet the tests for hedge accounting under IFRS 9 (previously under IAS 39) or which are not designated as hedging instruments are referred to as “held-for-trading”. These derivatives principally consist of forward foreign currency contracts which have not been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group do not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.

For cash flow hedges, the timing of expected cash flows is as follows: assets of £210 million (2017: £270 million) of which £59 million (2017: £73 million) is expected within one year and £149 million (2017: £165 million) beyond five years and liabilities of £196 million (2017: £73 million) of which £39 million (2017: £69 million) is expected within one year and £113 million (2017: £ nil) beyond five years.

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

BAT Annual Report and Form 20-F 2018	165

Financial Statements

Notes on the Accounts continued

16 Derivative financial instruments continued

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.

The maturity dates of all gross-settled derivative financial instruments are as follows:

				2018				2017

		Assets		Liabilities		Assets		Liabilities

	Inflow	Outflow	Inflow	Outflow	Inflow	Outflow	Inflow	Outflow

	£m	£m	£m	£m	£m	£m	£m	£m
Within one year
– forward foreign currency contracts	7,081	(6,526)	9,876	(9,749)	8,874	(8,702)	5,929	(6,059)
– cross-currency swaps	55	(54)	33	(92)	56	(97)	–	–
Between one and two years
– forward foreign currency contracts	332	(330)	449	(441)	339	(328)	229	(230)
– cross-currency swaps	36	(43)	20	(73)	89	(135)	–	–
Between two and three years
– cross-currency swaps	830	(771)	1,008	(1,075)	60	(108)	–	–
Between three and four years
– cross-currency swaps	15	(26)	17	(38)	1,812	(1,782)	–	–
Between four and five years
– cross-currency swaps	733	(592)	690	(730)	32	(62)	–	–
Beyond five years
– cross-currency swaps	754	(625)	469	(490)	2,623	(2,366)	–	–
	9,836	(8,967)	12,562	(12,688)	13,885	(13,580)	6,158	(6,289)

The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:

		2018		2017

	Assets Inflow £m	Liabilities Outflow £m	Assets Inflow £m	Liabilities Outflow £m
Within one year	53	40	44	18
Between one and two years	48	19	34	5
Between two and three years	45	15	28	6
Between three and four years	26	13	26	6
Between four and five years	23	15	12	7
Beyond five years	15	23	28	51
	210	125	172	93

166	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

16 Derivative financial instruments continued

The items designated as hedging instruments are as follows:

		2018

	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness for 2018 £m
Interest rate risk exposure:
Fair value hedges
– interest rate swaps	4,470	11
– cross-currency swaps	1,561	19
Cash flow hedges
– interest rate swaps	2,715	(98)
– cross-currency swaps	2,856	(91)
Foreign currency risk exposure:
Cash flow hedges
– forward foreign currency contracts	3,574	(4)
Net investment hedges (derivative related)
– forward foreign currency contracts	5,291	(166)
Net investment hedges (non-derivative related)
– debt (carrying value) in borrowings designated as net investment hedges of net assets	4,647	(226)

17 Inventories

	2018 £m	2017 £m
Raw materials and consumables	3,049	3,027
Finished goods and work in progress	2,877	2,692
Goods purchased for resale	103	145
	6,029	5,864

Inventories pledged as security for liabilities amount to £7 million (2017: £7 million). Write-offs taken to other operating expenses in the Group income statement comprise £148 million (2017: £114 million; 2016: £127 million), including amounts relating to restructuring costs. Goods purchased for resale include Group brands produced under third party contract manufacturing arrangements.

BAT Annual Report and Form 20-F 2018	167

Financial Statements

Notes on the Accounts continued

18 Cash and cash equivalents

	2018 £m	2017 £m
Cash and bank balances	2,069	1,967
Cash equivalents	533	1,324
	2,602	3,291

The carrying value of cash and cash equivalents approximates their fair value.

Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2018 £m	2017 £m
Functional currency	2,144	2,842
US dollar	158	161
Euro	174	159
Other currency	126	129
	2,602	3,291

In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2018 £m	2017 £m
Cash and cash equivalents as above	2,602	3,291
Less overdrafts and accrued interest	(274)	(469)
Net cash and cash equivalents	2,328	2,822

Cash and cash equivalents include restricted amounts of £170 million (2017: £160 million), principally due to exchange control regulations in certain countries.

Cash and cash equivalents also include £125 million (2017: £12 million) of cash that is held as a hedging instrument.

168	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

19 Capital and reserves – reconciliation of movement in total equity

	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
31 December 2017	614	26,602	(3,392)	36,935	60,759	222	60,981
Accounting policy change (IFRS 9) (note 31)	–	–	(9)	(29)	(38)	–	(38)
Revised 1 January 2018	614	26,602	(3,401)	36,906	60,721	222	60,943
Comprehensive income and expense
Profit for the year	–	–	–	6,032	6,032	178	6,210
Differences on exchange	–	–	3,861	–	3,861	7	3,868
Cash flow hedges
– net fair value losses	–	–	(58)	–	(58)	–	(58)
– reclassified and reported in profit for the year	–	–	17	–	17	–	17
Investments held at fair value
– reclassified and reported in retained earnings	–	–	(8)	8	–	–	–
Net investment hedges
– net fair value losses	–	–	(472)	–	(472)	–	(472)
– differences on exchange on borrowings	–	–	(236)	–	(236)	–	(236)
Associates – share of OCI, net of tax (note 5)	–	–	(38)	–	(38)	–	(38)
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	18	–	18	–	18
Retirement benefit schemes
– net actuarial gains (note 12)	–	–	–	138	138	–	138
– surplus recognition and minimum funding obligations (note 12)	–	–	–	4	4	–	4
Associates – share of OCI, net of tax (note 5)	–	–	6	–	6	–	6
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	(33)	(33)	–	(33)
Cash flow hedges reclassified and reported in total assets	–	–	(22)	–	(22)	–	(22)
Other changes in equity
Employee share options
– value of employee services	–	–	–	121	121	–	121
– proceeds from shares issued	–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares (note 8)	–	–	–	(4,463)	(4,463)	–	(4,463)
– to non-controlling interests	–	–	–	–	–	(163)	(163)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(139)	(139)	–	(139)
Non-controlling interests – acquisitions (note 24(c))	–	–	–	(11)	(11)	–	(11)
Other movements	–	–	–	(6)	(6)	–	(6)
31 December 2018	614	26,606	(333)	38,557	65,444	244	65,688

BAT Annual Report and Form 20-F 2018	169

Financial Statements

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

	Attributable to owners of the parent

Revised	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
1 January 2017	507	3,931	413	3,331	8,182	224	8,406
Comprehensive income and expense
Profit for the year	–	–	–	37,485	37,485	171	37,656
Differences on exchange	–	–	(3,082)	–	(3,082)	(2)	(3,084)
Cash flow hedges
– net fair value losses	–	–	(263)	–	(263)	(1)	(264)
– reclassified and reported in profit for the year	–	–	109	–	109	–	109
– reclassified and reported in total assets	–	–	(16)	–	(16)	–	(16)
Investments held at fair value
– net fair value losses	–	–	(27)	–	(27)	–	(27)
Net investment hedges
– net fair value gains	–	–	425	–	425	–	425
– differences on exchange on borrowings	–	–	(67)	–	(67)	(1)	(68)
Associates – share of OCI, net of tax (note 5)	–	–	(918)	–	(918)	–	(918)
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	34	–	34	–	34
Retirement benefit schemes					–		–
– net actuarial gains (note 12)	–	–	–	832	832	1	833
– surplus recognition and minimum funding obligations (note 12)	–	–	–	(5)	(5)	(1)	(6)
Associates – share of OCI, net of tax (note 5)	–	–	–	25	25	–	25
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	(171)	(171)	–	(171)
Other changes in equity
Employee share options
– value of employee services	–	–	–	105	105	–	105
– proceeds from shares issued	–	5	–	–	5	–	5
Dividends and other appropriations
– ordinary shares	–	–	–	(4,465)	(4,465)	–	(4,465)
– to non-controlling interests	–	–	–	–	–	(169)	(169)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(205)	(205)	–	(205)
Shares issued – RAI acquisition (note 24(a))	107	22,666	–	–	22,773	–	22,773
Other movements	–	–	–	3	3	–	3
31 December 2017	614	26,602	(3,392)	36,935	60,759	222	60,981

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

Differences on exchange in respect of associates of £923 million, net fair value gains in respect of associates of £5 million and actuarial gains in respect of associates of £25 million have been reclassified to associates – share of OCI, net of tax.

170	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

19 Capital and reserves – reconciliation of movement in total equity continued

	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
1 January 2016	507	3,927	(1,294)	1,754	4,894	138	5,032
Comprehensive income and expense
Profit for the year	–	–	–	4,648	4,648	191	4,839
Differences on exchange	–	–	1,218	–	1,218	52	1,270
Cash flow hedges
– net fair value gains	–	–	28	–	28	1	29
– reclassified and reported in profit for the year	–	–	38	–	38	–	38
– reclassified and reported in total assets	–	–	(12)	–	(12)	–	(12)
Net investment hedges
– net fair value losses	–	–	(837)	–	(837)	–	(837)
– differences on exchange on borrowings	–	–	(124)	–	(124)	–	(124)
Associates – share of OCI, net of tax (note 5)	–	–	1,415	–	1,415	–	1,415
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	–	(19)	–	(19)	–	(19)
Retirement benefit schemes
– net actuarial losses	–	–	–	(231)	(231)	3	(228)
– surplus recognition and minimum funding obligations (note 12)	–	–	–	–	–	(1)	(1)
Associates – share of OCI, net of tax (note 5)	–	–	–	20	20	–	20
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	36	36	–	36
Other changes in equity
Employee share options
– value of employee services	–	–	–	71	71	–	71
– proceeds from shares issued	–	4	–	–	4	–	4
Dividends and other appropriations
– ordinary shares	–	–	–	(2,910)	(2,910)	–	(2,910)
– to non-controlling interests	–	–	–	–	–	(156)	(156)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	(64)	(64)	–	(64)
Non-controlling interests – acquisitions (note 24(c))	–	–	–	4	4	(4)	–
Other movements	–	–	–	3	3	–	3
31 December 2016	507	3,931	413	3,331	8,182	224	8,406

Differences on exchange in respect of associates of £1,425 million, net fair value losses in respect of associates of £10 million and actuarial gains in respect of associates of £20 million have been reclassified to associates – share of OCI, net of tax.

BAT Annual Report and Form 20-F 2018	171

Financial Statements

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

(a) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m
31 December 2018	91	101	26,414	26,606
31 December 2017	87	101	26,414	26,602
31 December 2016	82	101	3,748	3,931

The share premium account includes the difference between the value of shares issued and their nominal value. The increase of £4 million (2017: £5 million; 2016: £4 million) relates solely to ordinary shares issued under the Company’s share option schemes.

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

Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,845 million

(2017: £4,845 million; 2016: £4,845 million) for shares repurchased and not cancelled and £397 million (2017: £350 million; 2016 £208 million) in respect of the cost of own shares held in employee share ownership trusts.

The share buy-back programme was suspended from 30 July 2014. As at 31 December 2018, treasury shares include 7,536,408

(2017: 6,750,597; 2016: 5,137,602) of shares held in trust and 162,645,590 (2017: 162,645,590; 2016: 162,645,590) of shares repurchased and not cancelled as part of the Company’s share buy-back programme.

Other movements in shareholders’ funds principally relate to the release of treasury shares as a result of the exercise of share options.

Called up share capital	Ordinary shares of 25p each Number of shares	£m
Allotted and fully paid
1 January 2018	2,456,278,414	614.06
Changes during the year
– share option schemes	137,470	0.03

31 December 2018	2,456,415,884	614.09

Allotted and fully paid 1 January 2017	2,027,019,508	506.75
Changes during the year
– share option schemes	213,144	0.05
– Issue of shares RAI acquisition	429,045,762	107.26

31 December 2017	2,456,278,414	614.06

Allotted and fully paid 1 January 2016	2,026,866,724	506.71
Changes during the year
– share option schemes	152,784	0.04

31 December 2016	2,027,019,508	506.75

(b) Information on the principal components of non-controlling interests is provided in note 29.

172	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

19 Capital and reserves – reconciliation of movement in total equity continued

Movements in other reserves and retained earnings (which are after deducting treasury shares) shown above comprise:

							Retained earnings

	Translation reserve £m	Hedging reserve £m	Fair value reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
31 December 2017	(4,029)	(132)	17	179	573	(3,392)	(5,195)	42,130
Accounting policy change (IFRS 9) (note 31)	–	–	(9)	–	–	(9)	–	(29)
1 January 2018	(4,029)	(132)	8	179	573	(3,401)	(5,195)	42,101
Comprehensive income and expense
Profit for the year	–	–	–	–	–	–	–	6,032
Differences on exchange	3,861	–	–	–	–	3,861	–	–
Cash flow hedges
– net fair value losses	–	(58)	–	–	–	(58)	–	–
– reclassified and reported in profit for the year	–	17	–	–	–	17	–	–
Investments held at fair value
– reclassified and reported in retained earnings	–	–	(8)	–	–	(8)	–	8
Net investment hedges
– net fair value losses	(472)	–	–	–	–	(472)	–	–
– differences on exchange on borrowings	(236)	–	–	–	–	(236)	–	–
Associates – share of OCI, net of tax (note 5)	(38)	–	–	–	–	(38)	–	–
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	18	–	–	–	18	–	–
Retirement benefit schemes
– net actuarial gains (note 12)	–	–	–	–	–	–	–	138
– surplus recognition and minimum funding obligations (note 12)	–	–	–	–	–	–	–	4
Associates – share of OCI, net of tax (note 5)	–	–	6	–	–	6	–	–
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	(33)
Cash flow hedges reclassified and reported in total assets	–	(22)	–	–	–	(22)	–	–
Other changes in equity
Employee share options
– value of employee services	–	–	–	–	–	–	–	121
Dividends and other appropriations
– ordinary shares (note 8)	–	–	–	–	–	–	–	(4,463)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	–	–	–	(139)	–
Non-controlling interests – acquisitions (note 24(c))	–	–	–	–	–	–	–	(11)
Other movements	–	–	–	–	–	–	92	(98)
31 December 2018	(914)	(177)	6	179	573	(333)	(5,242)	43,799

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

In 2018, within the translation reserve differences on exchange, a gain of £107 million has been recognised in relation to the application of hyperinflationary accounting in Venezuela as explained in note 3 (h).

BAT Annual Report and Form 20-F 2018	173

Financial Statements

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

							Retained earnings

Revised	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
1 January 2017	(382)	4	39	179	573	413	(5,053)	8,384
Comprehensive income and expense
Profit for the year	–	–	–	–	–	–	–	37,485
Differences on exchange	(3,082)	–	–	–	–	(3,082)	–	–
Cash flow hedges
– net fair value losses	–	(263)	–	–	–	(263)	–	–
– reclassified and reported in profit for the year	–	109	–	–	–	109	–	–
– reclassified and reported in total assets	–	(16)	–	–	–	(16)	–	–
Investments held at fair value
– net fair value losses	–	–	(27)	–	–	(27)	–	–
Net investment hedges
– net fair value gains	425	–	–	–	–	425	–	–
– differences on exchange on borrowings	(67)	–	–	–	–	(67)	–	–
Associates – share of OCI, net of tax (note 5)	(923)	–	5	–	–	(918)	–	–
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	34	–	–	–	34	–	–
Retirement benefit schemes
– net actuarial gains (note 12)	–	–	–	–	–	–	–	832
– surplus recognition and minimum funding obligations (note 12)	–	–	–	–	–	–	–	(5)
Associates – share of OCI, net of tax (note 5)	–	–	–	–	–	–	–	25
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	(171)
Other changes in equity
Employee share options
– value of employee services	–	–	–	–	–	–	–	105
Dividends and other appropriations
– ordinary shares	–	–	–	–	–	–	–	(4,465)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	–	–	–	(205)	0
Other movements	–	–	–	–	–	–	63	(60)
31 December 2017	(4,029)	(132)	17	179	573	(3,392)	(5,195)	42,130

174	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

19 Capital and reserves – reconciliation of movement in total equity continued

							Retained earnings

	Translation reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Revaluation reserve £m	Other £m	Total other reserves £m	Treasury shares £m	Other £m
1 January 2016	(2,062)	(33)	49	179	573	(1,294)	(5,049)	6,803
Comprehensive income and expense
Profit for the year	–	–	–	–	–	–	–	4,648
Differences on exchange	1,218	–	–	–	–	1,218	–	–
Cash flow hedges
– net fair value gains	–	28	–	–	–	28	–	–
– reclassified and reported in profit for the year	–	38	–	–	–	38	–	–
– reclassified and reported in total assets	–	(12)	–	–	–	(12)	–	–
Net investment hedges
– net fair value losses	(837)	–	–	–	–	(837)	–	–
– differences on exchange on borrowings	(124)	–	–	–	–	(124)	–	–
Associates – share of OCI, net of tax (note 5)	1,425	–	(10)	–	–	1,415	–	–
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	(2)	(17)	–	–	–	(19)	–	–
Retirement benefit schemes
– net actuarial losses	–	–	–	–	–	–	–	(231)
Associates – share of OCI, net of tax (note 5)	–	–	–	–	–	–	–	20
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	36
Other changes in equity
Employee share options
– value of employee services	–	–	–	–	–	–	–	71
Dividends and other appropriations
– ordinary shares	–	–	–	–	–	–	–	(2,910)
Purchase of own shares
– held in employee share ownership trusts	–	–	–	–	–	–	(64)	–
Non-controlling interests – acquisitions (note 24(c))	–	–	–	–	–	–	–	4
Other movements	–	–	–	–	–	–	60	(57)
31 December 2016	(382)	4	39	179	573	413	(5,053)	8,384

The translation reserve (applicable to 2017 and 2016) and the fair value reserve is explained in the accounting policy on foreign currencies in note 1. The hedging reserve and the available-for-sale reserve are explained in the accounting policy on financial instruments in note 1. The revaluation reserve relates to the acquisition of the cigarette and snus business of ST in 2008.

Of the amounts released from the hedging reserve during the year, a gain of £15 million (2017: £52 million gain; 2016: £142 million loss) and a gain of £23 million (2017: £27 million loss; 2016: £2 million loss) were reported within revenue and raw materials and consumables respectively, together with a loss of £7 million (2017: £4 million gain; 2016: £6 million loss) reported in other operating expenses, £nil million (2017: £nil million; 2016: £9 million gain) reported in other operating income and a loss of £14 million (2017: £80 million gain; 2016: £93 million gain) reported within net finance costs.

In 2017, included within the £923 million of differences on exchange in respect of associates is a debit of £545 million in respect of foreign exchange recycled from reserves as a result of the divestment of the RAI associate. This has been reported in the Group’s share of post-tax results of associates and joint ventures.

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

BAT Annual Report and Form 20-F 2018	175

Financial Statements

Notes on the Accounts continued

19 Capital and reserves – reconciliation of movement in total equity continued

The tax attributable to components of other comprehensive income is as follows:

	2018 £m	2017 £m	2016 £m
Translation reserve
Net investment hedges
– net fair value gains/(losses)	–	–	(2)
	–	–	(2)
Hedging reserve
Cash flow hedges
– net fair value losses/(gains)	18	34	(11)
– reclassified and reported in profit for the year	–	–	(6)
	18	34	(17)
Retained earnings
– actuarial (gains)/losses in respect of subsidiaries	(33)	(171)	36
	(33)	(171)	36
Owners of the parent	(15)	(137)	17
Non-controlling interests	–	–	–
Total tax recognised in other comprehensive income for the year (note 6(f))	(15)	(137)	17

176	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

20 Borrowings

	Currency	Maturity dates	Interest rates	2018 £m	2017 £m
Eurobonds	Euro	2019 to 2045	0.4% to 4.9%	8,717	8,585
	Euro	2021	3m EURIBOR +50bps	986	1,326
	UK sterling	2019 to 2055	1.8% to 7.3%	4,671	4,680
	US dollar	2019	1.6%	512	482
	Swiss franc	2021 to 2026	0.6% to 1.4%	523	498
Bonds issued pursuant to Rules under the US Securities Act (as amended)	US dollar	2019 to 2047	2.3% to 8.1%	25,428	25,545
			USD 3m LIBOR +
	US dollar	2020 to 2022	59bps to 88bps	1,381	1,665
Bonds and notes				42,218	42,781
Commercial paper				536	1,200
Other loans				3,859	4,466
Bank loans				608	512
Bank overdrafts				274	469
Finance leases				14	22
				47,509	49,450

The interest on the commercial paper referred to in the table above is based on USD LIBOR plus a margin ranging between 22 and 65 basis points and EURIBOR plus a margin ranging between 8 and 15 basis points (2017: USD LIBOR plus a margin ranging between 19 and 38 basis points and EURIBOR plus a margin ranging between 10 and 24 basis points).

Current borrowings per the balance sheet include interest payable of £470 million at 31 December 2018 (2017: £445 million). Included within borrowings are £6,245 million (2017: £6,690 million) of borrowings subject to fair value hedges where their amortised cost has been increased by £179 million (2017: £208 million) in the table above.

The fair value of borrowings is estimated to be £44,457 million (2017: £50,449 million). £39,169 million (2017: £43,780 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy. £5,288 million (2017: £6,669 million) has been calculated based on discounted cash flow analysis and is within level 3 of the fair value hierarchy.

The amounts secured on Group assets as at 31 December 2018 is £75 million (2017: £159 million), including finance leases of £14 million (2017: £20 million) and amounts secured on certain inventory of the Group (note 17).

Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities

	2018 £m	2017 £m	2018 £m	2017 £m
Within one year	4,225	5,423	5,636	6,381
Between one and two years	7,261	2,344	8,471	3,609
Between two and three years	2,958	7,011	4,086	8,141
Between three and four years	7,095	2,913	8,131	4,034
Between four and five years	2,580	6,857	3,462	7,836
Beyond five years	23,390	24,902	32,712	34,842
	47,509	49,450	62,498	64,843

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

BAT Annual Report and Form 20-F 2018	177

Financial Statements

Notes on the Accounts continued

20 Borrowings continued

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	US dollar £m	UK sterling £m	Euro £m	Canadian dollar £m	Other currencies £m	Total £m
31 December 2018
Total borrowings	32,612	3,803	450	10,089	–	555	47,509
Effect of derivative financial instruments
– cross-currency swaps	4,029	17	(450)	(3,653)	–	(256)	(313)
– forward foreign currency contracts	(1,905)	1,961	–	(389)	–	321	(12)
	34,736	5,781	–	6,047	–	620	47,184
31 December 2017
Total borrowings	32,580	4,789	450	10,837	–	794	49,450
Effect of derivative financial instruments
– cross-currency swaps	3,903	16	(450)	(3,613)	–	(243)	(387)
– forward foreign currency contracts	(1,142)	922	–	(388)	215	388	(5)
	35,341	5,727	–	6,836	215	939	49,058
The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m
31 December 2018
Total borrowings	10,384	4,540	1,967	4,577	2,585	23,456	47,509
Effect of derivative financial instruments
– interest rate swaps	3,069	(589)	(539)	(236)	–	(1,705)	–
– cross-currency swaps	1,318	–	(793)	–	(700)	(138)	(313)
	14,771	3,951	635	4,341	1,885	21,613	47,196
31 December 2017
Total borrowings	12,516	2,325	4,321	1,941	4,332	24,015	49,450
Effect of derivative financial instruments
– interest rate swaps	2,995	–	(554)	(533)	(222)	(1,686)	–
– cross-currency swaps	1,287	(17)	–	(775)	–	(882)	(387)
	16,798	2,308	3,767	633	4,110	21,447	49,063

Finance lease liabilities per the balance sheet and on a contractual gross maturity basis are payable as follows: £7 million (2017: £10 million) repayable within one year and £7 million (2017: £12 million) repayable between one and five years. There is no material difference between the repayable principal and the total gross cash flows shown above.

The Group’s undrawn committed borrowing facilities (note 23) total £6,000 million (2017: £5,400 million) with £3,000 million (2017: £2,400 million) maturing within one year and with £3,000 million expiring between two and three years (2017: £3,000 million expiring between three and four years).

178	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

20 Borrowings continued

The Group defines net debt as follows:

	2018 £m	2017 £m
Borrowings*	47,509	49,450
Derivatives in respect of net debt:
– assets (note 16)	(647)	(640)
– liabilities (note 16)	269	117
Cash and cash equivalents (note 18)	(2,602)	(3,291)
Current investments held at fair value (note 15)	(178)	(65)
	44,351	45,571

*	Borrowings as at 31 December 2018 include £944 million (2017: £947 million) in respect of the purchase price adjustments relating to the acquisition of Reynolds.

The movements in net debt are presented below:

	2018 £m

	Opening balance	Accounting policy change (IFRS 9) (note 31)	Revised opening balance	Subsidiaries acquired	Cash flow	Foreign exchange, accrued interest and other	Closing balance
Borrowings	49,450	–	49,450	–	(3,671)	1,730	47,509
Derivatives in respect of net debt:
– assets (note 16)	(640)	–	(640)	–	109	(116)	(647)
– liabilities (note 16)	117	–	117	–	(6)	158	269
Cash and cash equivalents (note 18)	(3,291)	–	(3,291)	(1)	563	127	(2,602)
Current investments held at fair value (note 15)	(65)	(144)	(209)	–	9	22	(178)
	45,571	(144)	45,427	(1)	(2,996)	1,921	44,351

					2017 £m

	Opening balance	Subsidiaries acquired	Cash flow	Foreign exchange, accrued interest and other	Closing balance
Borrowings	19,495	11,203	20,024	(1,272)	49,450
Derivatives in respect of net debt:
– assets (note 16)	(809)	–	106	63	(640)
– liabilities (note 16)	300	–	(380)	197	117
Cash and cash equivalents (note 18)	(2,204)	(1,288)	57	144	(3,291)
Current investments held at fair value (note 15)	(15)	–	(44)	(6)	(65)
	16,767	9,915	19,763	(874)	45,571

BAT Annual Report and Form 20-F 2018	179

Financial Statements

Notes on the Accounts continued

21 Provisions for liabilities

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	Other provisions £m	Total £m
1 January 2018	158	40	138	417	753
Differences on exchange	–	(3)	–	(15)	(18)
Provided in respect of the year	41	10	–	50	101
Utilised during the year	(72)	(14)	(30)	(71)	(187)
31 December 2018	127	33	108	381	649

Analysed on the balance sheet as:
– current	74	17	19	208	318
– non-current	53	16	89	173	331
	127	33	108	381	649

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	Other provisions £m	Total £m
1 January 2017	190	40	163	400	793
Differences on exchange	4	(3)	–	(22)	(21)
Subsidiaries acquired	–	–	–	42	42
Provided in respect of the year	172	15	–	95	282
Utilised during the year	(208)	(12)	(25)	(98)	(343)
31 December 2017	158	40	138	417	753

Analysed on the balance sheet as:
– current	87	24	22	266	399
– non– current	71	16	116	151	354
	158	40	138	417	753

The restructuring provisions relate to the restructuring and integration costs incurred and reported as adjusting items in the income statement. The principal restructuring activities in 2018 and 2017 are as described in note 3(e). While some elements of the non-current provisions of £53 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 30% will unwind within five years.

Employee-related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, and ‘jubilee’ payments due after a certain service period. It is estimated that approximately 30% of the non-current provisions of £16 million will unwind within five years.

A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 28. This agreement led to payments of £25 million in 2018 (2017: £18 million). In addition, the Group incurred legal costs of £5 million (2017: £7 million), which were also charged against the provision. It is expected that the non-current provision will unwind within five years.

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

Amounts provided above are shown net of reversals of unused provisions which include reversals of £12 million (2017: £7 million) for restructuring of existing businesses, £4 million (2017: £5 million) for employee benefits and £111 million (2017: £49 million) for other provisions, of which £56 million was reclassified to trade and other payables.

180	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

22 Trade and other payables

	2018 £m	2017 £m Revised
Trade payables	3,557	2,298
Duty, excise and other taxes	3,519	3,577
Accrued charges and deferred income	2,038	1,807
FII GLO deferred income (note 6(b))	963	963
Social security and other taxation	55	50
Sundry payables	1,554	1,271
	11,686	9,966

Current	10,631	8,908
Non-current	1,055	1,058
	11,686	9,966

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

As explained in note 14, the Group acts as a collection agent for banks in certain debt factoring arrangements. The cash collected in respect of these arrangements that has not yet been remitted amounts to £118 million (2017: £108 million) and is included in trade and other payables.

The Group has Supply Chain Financing (SCF) arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a third party bank prior to their due date. The invoice due date, from the Group’s perspective, remains unaltered. At 31 December 2018, the value of invoices sold under the SCF programmes was £45 million (2017: £45 million).

Accrued charges and deferred income include £5 million of deferred income (2017: £8 million) and £51 million (2017: £16 million) in respect of interest payable mainly related to tax matters. FII GLO deferred income of £963 million relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (note 6(b)). Amounts payable to related parties including associated undertakings are shown in note 27.

There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.

Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 5% in other currencies (2017: less than 5%).

23 Financial instruments and risk management

Management of financial risks

One of the principal responsibilities of Treasury is to manage the financial risks arising from the Group’s underlying operations. Specifically, Treasury manages, within an overall policy framework set by the Group’s Main Board and Corporate Finance Committee (CFC), the Group’s exposure to funding and liquidity, interest rate, foreign exchange and counterparty risks. The Group’s treasury position is monitored by the CFC which meets regularly throughout the year and is chaired by the Group Finance Director. The approach is one of risk reduction within an overall framework of delivering total shareholder return.

The Group defines capital as net debt (note 20) and equity (note 19). The only externally imposed capital requirement for the Group is interest cover as described under interest rate risk below. The Group assesses its financial capacity by reference to cash flow, net debt and interest cover. Group policies include a set of financing principles and key performance indicators including the monitoring of credit ratings, interest cover and liquidity. These provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2018 is 3.0% (2017: 3.3%).

The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:

Liquidity risk

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2018, the average centrally managed debt maturity was 8.8 years (2017: 9.2 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 18.4% (2017: 13.2%).

It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion US commercial paper (US CP) programme and the Group £3 billion euro commercial paper (ECP) programme) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c At 31 December 2018, commercial paper of £536 million was outstanding (2017: £1,200 million).

BAT Annual Report and Form 20-F 2018	181

Financial Statements

Notes on the Accounts continued

23	Financial instruments and risk management continued

The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to mobilise cash efficiently within the Group. The key objectives of Treasury in respect of cash and cash equivalents are to protect their principal value, to concentrate cash at the centre, to minimise the required debt issuance and to optimise the yield earned. The amount of debt issued by the Group is determined by forecasting the net debt requirement after the mobilisation of cash.

The Group continues to target a solid investment-grade credit rating. Following the announcement of the agreement to acquire the remaining 57.8% of Reynolds American Inc. not already owned by the Group, in January 2017, Moody’s and S&P revised the Group’s rating to Baa2 and BBB+ with stable outlook, respectively. The Group’s strategy is to continue deleveraging post completion of the transaction and is seeking to recover to Baa1/BBB+ in the medium term. The Group is confident of its continued ability to successfully access the debt capital markets.

As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2018, cash and cash equivalents include £25 million invested in money market funds (2017: £668 million).

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies to predominantly fund short-to-medium term working capital requirements. All contractual borrowing covenants have been met and none of them is expected to inhibit the Group’s operations or funding plans.

In January 2018, the Group repaid the £600 million that was drawn under the 364-day £3 billion Group revolving credit facility. The facility had a one-year extension option which was utilised in July 2018.

In March and June 2018, the Group repaid €400 million and US$2,500 million bonds at maturity respectively.

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

In July 2017, following the shareholder approvals of acquisition of RAI, the Group utilised its US$25 billion acquisition facility provided by a syndicate of relationship banks, comprising US$15 billion and US$5 billion bridge facilities with one and two-year maturities, respectively. In addition, the acquisition facility included two £1.9 billion (equivalent of US$2.5 billion) term loans with maturity in 2020 and 2022, respectively. In August 2017, the bridge facilities were refinanced in the US and European capital markets.

Four series of bonds were issued in August 2017, pursuant to the EMTN programme and comprised of a £450 million bond maturing in August 2025 and three euro denominated bonds totalling €3.1 billion, comprising of a €1.1 billion bond maturing in August 2021, a €750 million bond maturing in November 2023 and a €1.25 billion bond maturing in January 2030. Eight series of US$ denominated unregistered bonds totalling US$17.25 billion were issued in August 2017 pursuant to Rule 144A with registration rights, whereby the Group committed to investors that the bonds would be exchangeable for registered notes. In October 2018, investors were offered to exchange their unregistered bonds for registered bonds in line with the registration rights. The exchange offer was completed in November with 99.7% of the bonds exchanged.

Additionally, in 2017, the Group replaced its existing £3 billion revolving credit facility maturing in 2021 with a new two-tranche £6 billion revolving credit facility. This consists of a 364-day revolving credit facility of £3 billion (with a one-year extension, which was exercised in 2018, and a one-year term-out option), and a £3 billion revolving credit facility maturing in 2021. At 31 December 2018, the facility was undrawn (2017: £600 million).

The Group also increased the EMTN programme in 2017 from £15 billion to £25 billion and increased its US and European commercial paper programmes from US$3 billion to US$4 billion and from £1 billion to £3 billion, respectively, to accommodate the liquidity needs of the enlarged Group.

Currency risk

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian rouble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian Rupees. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2018, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 65% US dollar (2017: 62%), 13% euro (2017: 14%), 16% sterling (2017: 20%), and 6% other currencies (2017: 4%).

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

A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £33 million higher (2017: £14 million lower; 2016: £2 million higher) and items recognised directly in other comprehensive income being £384 million higher (2017: £148 million higher; 2016: £413 million higher).

182	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

23	Financial instruments and risk management continued

A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £41 million lower (2017: £4 million higher; 2016: £4 million lower) and items recognised directly in other comprehensive income being £469 million lower (2017: £148 million lower; 2016: £505 million lower).

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

The Group targets an interest cover ratio, as calculated under its key central banking facilities, of greater than 5 and for 2018 it is 7.2 times (2017: 7.8 times; 2016: 12.2 times). The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of at least 4.5 times.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. At 31 December 2018, the relevant ratios of floating to fixed rate borrowings were 21:79 (2017: 19:81) on a net basis. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps to vary the fixed and floating mix, or forward starting swaps to manage the refinancing risk. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

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

A 100 basis point increase in interest rates would result in pre-tax profit being £90 million lower (2017: £108 million lower; 2016: £37 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being £74 million higher (2017: £77 million higher; 2016: £16 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.

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

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally, the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount and duration of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly.

The Group ensures that it has sufficient counterparty credit capacity of requisite quality to undertake all anticipated transactions throughout its geographic footprint, while at the same time ensuring that there is no geographic concentration in the location of counterparties.

With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. In 2014, the Group entered into a guarantee arrangement in respect of the borrowings of the non-controlling interest in relation to the capital injection made to the Group’s Algerian business. The Group no longer has this credit exposure as it was repaid in 2018. The maximum exposure under the arrangement was £3 million in 2017. In addition, the Group has entered into short-term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £102 million (2017: £96 million). In 2017, the Group entered into a guarantee arrangement to support a short-term credit facility with a distributor. The maximum exposure under the arrangement would be £102 million (2017: £116 million).

Price risk

The Group is exposed to price risk on investments held by the Group, which are included in investments held at fair value on the consolidated balance sheet, but the quantum of such is not material.

Hedge accounting

In order to qualify for hedge accounting, the Group is required to document prospectively the economic relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the economic relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is repeated periodically to ensure that the hedge has remained, and is expected to remain highly effective. The prospective effectiveness testing determines that an economic relationship between the hedged item and the hedging instrument exists.

In accordance with the Group Treasury Manual, the exact hedge ratios and profile of a hedge relationship will depend on several factors, including the desired degree of certainty and reduced volatility of net interest costs and market conditions, trends and expectations in the relevant markets. The sources of ineffectiveness include spot and forward differences, impact of time value and timing differences between periods in the hedged item and hedging instrument.

The Group’s risk management strategy has been explained in further detail in note 23 under interest rate risk and currency risk.

Fair value estimation

The fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, are assumed to approximate their book values. For other financial instruments which are measured at fair value in the balance sheet, the basis for fair values is described below.

BAT Annual Report and Form 20-F 2018	183

Financial Statements

Notes on the Accounts continued

23 Financial instruments and risk management continued

Fair value hierarchy

The following table presents the Group’s financial assets and liabilities that are measured at fair value in accordance with IFRS 13 classification hierarchy:

				2018				2017

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets at fair value
Investment held at fair value (note 15)	141	–	76	217	91	–	16	107
Derivatives relating to
– interest rate swaps (note 16)	–	187	–	187	–	166	–	166
– cross-currency swaps (note 16)	–	431	–	431	–	450	–	450
– forward foreign currency contracts (note 16)	–	117	–	117	–	202	–	202
Assets at fair value	141	735	76	952	91	818	16	925
Liabilities at fair value
Derivatives relating to
– interest rate swaps (note 16)	–	181	–	181	–	91	–	91
– cross-currency swaps (note 16)	–	56	–	56	–	–	–	–
– forward foreign currency contracts (note 16)	–	279	–	279	–	143	–	143
Liabilities at fair value	–	516	–	516	–	234	–	234

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

Netting arrangements of derivative financial instruments

The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

				2018	2017

	Amount presented in the Group balance sheet £m	*	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet £m	*	Related amounts not offset in the Group balance sheet £m	Net amount £m
Financial Assets
– Derivative Financial Instruments (note 16)	735		(295)	440	818		(211)	607
Financial Liabilities
– Derivative Financial Instruments (note 16)	(516)		295	(221)	(234)		211	(23)
	219		–	219	584		–	584

*	No financial instruments have been offset in the Group balance sheet.

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

184	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

23 Financial instruments and risk management continued

The hedged items by risk category are presented below:

	2018
	Carrying amount of the hedged item Liabilities £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item Liabilities £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness for 2018 £m	Cash flow hedge reserve £m
Fair value hedges
Interest rate risk
– borrowings	6,424	179	Borrowings	(32)
Cash flow hedges
Interest rate risk
– borrowings	2,819		Borrowings	189	(146)

The change in the value used for calculating hedge ineffectiveness for hedged items designated under net investment hedge relationship is £226 million.

As at 31 December 2018, the total balance of the cash flow hedge reserve was a loss of £177 million including a £146 million loss in relation to interest rate exposure and foreign currency exposure arising from borrowings held by the Group, a £98 million loss in relation to interest rate exposure on forecasted borrowings, and a £48 million gain in relation to deferred tax arising from cash flow hedges. The remainder related to the Group’s foreign currency exposure on forecasted transactions.

BAT Annual Report and Form 20-F 2018	185

Financial Statements

Notes on the Accounts continued

24 Business combinations, disposals and other changes in the Group

(a) Reynolds American Inc. (“RAI”)

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group for a consideration of £41.8 billion. RAI ceased to be reported as an associate and has been consolidated as a wholly owned subsidiary from the acquisition date. RAI shareholders received, for each share of RAI common stock, US$29.44 in cash, without interest, and 0.5260 BAT ordinary shares represented by BAT ADSs listed on the New York Stock Exchange. The fair value of consideration paid to RAI shareholders was £41,770 million. Included in the fair value of consideration paid to RAI shareholders is £22,828 million of non-cash consideration of which £22,773 million arises from the issue of BAT ordinary shares (note 19).

In accordance with IFRS 3, the step-acquisition of RAI has been accounted for as if the Group has contributed its previously held equity interest in RAI at fair value as part of the consideration for acquiring 100% of the net assets of RAI. The value attributable to BAT’s shareholding was £30,145 million, making the total acquisition price £71,915 million. The difference between the fair value and the carrying value of the previously held equity interest has been recognised as a gain in the income statement.

The goodwill of £34,280 million and brands and similar intangibles of £75,482 million were recognised in the transaction. Goodwill on the acquisition of the business represents a strategic premium to enter the United States market as well as synergies and cost savings that are anticipated to be realised post-acquisition.

(b) Other acquisitions

During 2018, 2017 and 2016, the Group acquired certain businesses and other tobacco assets as noted below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.

On 22 November 2018, the Group completed the acquisition of Quantus Beteiligungs-und Beratungsgesellschaft mbH, Germany’s leading vapour retail chain trading as “Highendsmoke”, from a private shareholder. The fair value of consideration payable was £21 million. The fair values and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £13 million. Provisional goodwill of £11 million arising on this transaction represents a strategic premium to enter the vapour retail market.

On 26 September 2018, as part of an agreement to acquire an additional 44% stake in the Myanmar business, the Group acquired the business and individual assets of a local distributor, Star Way Limited from IMU Enterprises Limited for £6 million. The fair values and book values of net assets acquired were not materially different except for the recognition of goodwill of £3 million representing anticipated synergies.

On 1 August 2017, the Group acquired certain tobacco assets, including a distribution company, Tobacco Press d.o.o. Mostar, from Fabrika Duhana Sarajevo d.d in Bosnia-Herzegovina. The assets acquired, including goodwill of £2 million, brands and other intangibles of £39 million, and other assets, were purchased for a total consideration of £39 million.

On 5 May 2017, the Group acquired certain tobacco assets, including a distribution company, Express Logistic and Distribution EOOD, from Bulgartabac Holding AD in Bulgaria. The assets acquired for a total consideration of £110 million, of which £28 million is contingent upon future performance in the market. £14 million of this was paid during 2018.

The provisional fair values recorded at the time included provisional goodwill of £22 million and brands and other intangibles of £95 million. These values were subsequently finalised as goodwill of £nil million and brands and other intangibles of £117 million.

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

On 4 January 2017, the Group completed the acquisition of 100% of Winnington Holding AB, a Swedish manufacturer of “white” snus, for a purchase price of £31 million. Goodwill of £8 million and brands and similar intangibles of £28 million were recognised. £8 million of the consideration was contingent on post-acquisition targets being met and was substantially settled in January 2019.

On 20 April 2016, the Group completed the acquisition of 100% of Ten Motives Limited and 10 Motives Limited, a UK-based e-cigarette business. The fair value of consideration payable was £56 million. The fair values and book values of net assets acquired were not materially different except for the recognition of trademarks and similar intangibles of £33 million. Goodwill of £21 million arising on this transaction represents a strategic premium to increase the Group’s share of the UK non-tobacco market.

On 30 December 2015, the Group acquired 100% of the CHIC Group from private shareholders. The fair value of the consideration payable was £82 million, of which £30 million was contingent on achievement of certain post-acquisition targets. £6 million of this was paid during 2016, £13 million during 2017 and a final £1 million in final settlement in 2018.

On 17 November 2015, the Group acquired 100% of Blue Nile Cigarette Company Limited from a private shareholder. The fair value of the consideration payable was £45 million of which £8 million is contingent on achievement of certain post-acquisition targets. Subsequent payments in respect of this were £1 million in 2016, £5 million in 2017 and £1 million in 2018.

On 30 September 2015, the Group acquired TDR and other tobacco and retail assets from Adris Grupa d.d. for a total enterprise value of €550 million. Part of the consideration is contingent upon certain targets being met post-acquisition, and £5 million of this was paid in January 2017.

(c) Non-controlling interests

Included in the acquisition of non-controlling interests are the purchases of the remaining shares in British American Tobacco Vranje a.d. in Serbia and an additional 44% stake in British American Tobacco Myanmar Limited. The financial impact of these transactions to the Group is immaterial individually and in aggregate.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o.

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

186	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

24 Business combinations, disposals and other changes in the Group continued

(d) Other transactions

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Propriety Limited, a South African e-cigarette/nicotine vapour company, conditional upon, amongst other things, anti-trust approval. The proposed acquisition continues to be subject to a South African Competition Tribunal process, with a decision expected in 2019.

On 10 January 2019, the Group acquired a minority stake in AYR Limited, a vapour technology company based in the UK, for £8 million, with the potential to increase this in the future. The investment terms also provide for BAT and AYR to agree a commercial collaboration agreement under which BAT and AYR will jointly develop future vaping products.

25 Share-based payments

The Group operates a number of share-based payment arrangements of which the two principal ones are:

Long-Term Incentive Plan (LTIP)

Nil-cost options exercisable after three years from date of grant with a contractual life of ten years. Payout is subject to performance conditions based on earnings per share (40% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant) and net turnover (20% of grant) in 2016, 2017 and 2018. Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled LTIP awards were granted in March of 2018 (2017: March; 2016: May).

Following the acquisition of RAI on 25 July 2017, underlying RAI shares for LTIPs were replaced with B.A.T American Depositary Shares (ADS). LTIP awards for ADSs are measured against the performance conditions of RAI at the maximum of 150% at the vesting date. Equity settled LTIPs were granted by RAI in March of 2018 (2017: March) with options exercisable after 3 years from the date of grant with the payment made no later than 90 days from date of vesting. Participants are not entitled to dividends prior to exercise of the options.

Deferred Share Bonus Scheme (DSBS)

Free ordinary shares released three years from date of grant and may be subject to forfeit if a participant leaves employment before the end of the three-year holding period. Participants receive a separate payment equivalent to a proportion of the dividend payment during the holding period. Both equity and cash-settled deferred shares are granted in March each year.

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

Share Reward Scheme (SRS) and International Share Reward Scheme (ISRS)

Free shares granted in April each year (maximum £3,600 in any year) under the equity-settled schemes are subject to a three- year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares.

Partnership Share Scheme

Open to all eligible employees, where employees can allocate part of their pre-tax salary to purchase shares in British American Tobacco p.l.c The maximum amount that can be allocated in this way to any individual is £1,800 in any tax year. The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax free after a five-year holding period.

Share-based payment expense

The amounts recognised in the income statement in respect of share-based payments were as follows:

		2018		2017		2016

	Equity-settled £m	Cash-settled £m	Equity-settled £m	Cash-settled £m	Equity-settled £m	Cash-settled £m
LTIP (note (a))	70	–	56	3	25	6
DSBS (note (b))	44	2	42	9	40	7
Other schemes	7	–	7	–	6	–
Total recognised in the income statement (note 3(a))	121	2	105	12	71	13

BAT Annual Report and Form 20-F 2018	187

Financial Statements

Notes on the Accounts continued

25 Share-based payments continued

Share-based payment liability

The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2018 and 2017:

		2018		2017

	Vested £m	Unvested £m	Vested £m	Unvested £m
LTIP	0.5	2.6	0.3	9.1
DSBS	0.2	6.1	0.3	11.6
Total liability	0.7	8.7	0.6	20.7
(a) Long-Term Incentive Plan Details of the movements for the equity- and cash-settled LTIP scheme during the years ended 31 December 2018 and 31 December 2017, were as follows:

		2018		2017

	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	6,030	378	5,337	407
Granted during the period	3,067	66	1,690	152
Acquired from RAI	–	–	904	–
Exercised during the period	(1,739)	(102)	(746)	(65)
Forfeited during the period	(450)	(36)	(1,155)	(116)
Outstanding at end of year	6,908	306	6,030	378
Exercisable at end of year	676	22	653	7

As at 31 December 2018, the Group has 6,908,000 shares (2017: 6,030,000 shares) outstanding which includes 1,208,129 shares (2017: 891,677 shares) which are related to RAI LTIP awards from which 72,033 shares (2017: 327,463 shares) are exercisable at the end of the year.

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £38.90 (2017: £51.95; 2016: £45.80) for equity-settled and £40.62 (2017: £52.08; 2016: £47.00) for cash-settled options.

The weighted average British American Tobacco p.l.c. share price for ADS on the New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled RAI LTIP awards was US$51.43 (2017: US$62.67).

The outstanding shares for the year ended 31 December 2018 had a weighted average remaining contractual life of 8.1 years (2017: 8.1 years; 2016: 8.2 years) for the equity-settled scheme, 1.91 years for RAI equity-settled scheme (2017: 2.17 years) and 8.1 years (2017: 8.3 years; 2016: 7.9 years) for the cash-settled share-based payment arrangements.

(b) Deferred Share Bonus Scheme

Details of the movements for the equity- and cash-settled DSBS scheme during the years ended 31 December 2018 and 31 December 2017, were as follows:

		2018		2017

	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	2,962	382	3,225	423
Granted during the period	1,262	66	1,079	136
Exercised during the period	(940)	(145)	(1,267)	(165)
Forfeited during the period	(36)	(22)	(75)	(12)
Outstanding at end of year	3,248	281	2,962	382
Exercisable at end of year	79	5	61	5

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £40.00 (2017: £52.52; 2016: £42.26) for equity-settled and £40.51 (2017: £52.50; 2016: £41.97) for cash-settled options.

The outstanding shares for the year ended 31 December 2018 had a weighted average remaining contractual life of 1.3 years (2017: 1.3 years; 2016: 1.3 years) for the equity-settled scheme and 1.1 years (2017: 1.2 years; 2016: 1.2 years) for the cash-settled scheme.

188	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

25 Share-based payments continued

Valuation assumptions

Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

		2018		2017

	LTIP	DSBS	LTIP	DSBS
Expected volatility (%)	18	18	18	18
Average expected term to exercise (years)	3.5	3.0	3.5	3.0
Risk-free rate (%)	1.0	1.0	0.3	0.3
Expected dividend yield (%)	5.0	5.0	3.2	3.2
Share price at date of grant (£)	38.94	38.94	52.11	52.11
Fair value at grant date (£)	29.39	33.50	41.04	47.27

Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2018	2017

	LTIP	LTIP
Average share price volatility FMCG comparator group (%)	18	19
Average correlation FMCG comparator group (%)	31	31

Fair values determined from the Black-Scholes and Monte-Carlo models use assumptions revised at the end of each reporting period for cash-settled share-based payment arrangements.

The expected British American Tobacco p.l.c. share price volatility was determined taking account of the return index (the share price index plus the dividend reinvested) over a five-year period. The FMCG share price volatility and correlation was also determined over the same periods. The average expected term to exercise used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural conditions, forfeiture and historical experience.

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

26 Group employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 95,239 (2017: 91,402).

	2018 Number	2017 Number
United States	5,066	2,168
APME	15,074	14,075
AMSSA	19,351	19,158
ENA	26,102	25,192
Subsidiary undertakings	65,593	60,593
Associates	29,646	30,809
	95,239	91,402

Included within the employee numbers for ENA are certain employees in the UK in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

BAT Annual Report and Form 20-F 2018	189

Financial Statements

Notes on the Accounts continued

27 Related party disclosures

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited (a joint operation) are not included in these disclosures as the results are immaterial to the Group.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. Amounts receivable from associates in respect of dividends included in the table below were £nil million (2017: £nil million; 2016: £221 million). The Group’s share of dividends from associates, included in other net income in the table below, was £211 million (2017: £688 million; 2016: £1,024 million).

	2018 £m	2017 £m	2016 £m
Transactions

– revenue	473	366	370

– purchases	(101)	(218)	(298)

– other net income	216	699	1,023

Amounts receivable at 31 December	26	40	270

Amounts payable at 31 December	(1)	(1)	(2)

As explained in note 24, in 2017, the Group completed the acquisition of the remaining 57.8% of RAI not already owned. This transaction has not been included in the table above.

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

Prior to the Amendment, the term of the 2010 Agreement was scheduled to expire on 31 December 2014, subject to early termination and extension provisions. Pursuant to the Amendment, the Manufacturing Agreement would remain in effect beyond 31 December 2014, provided that either RJRTC or BATUSJ may terminate the Manufacturing Agreement by furnishing three years’ notice to the other party. Such notice was given in January 2016. As a result of early termination of this agreement the Group agreed to a compensation payment of US$90 million of which US$7 million were paid to RJRTC on 22 September 2016, with the Group recognising the full expense of US$90 million as required by IFRS in 2016. The balance was paid in March 2017.

During 2018, the Group acquired a further 44% interest in British American Tobacco Myanmar Limited and a further 11% interest in British American Tobacco Vranje.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o. and a further 0.01% interest in British American Tobacco Chile Operaciones S.A. The combined costs are less than £1 million.

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

	2018 £m	2017 £m	2016 £m
The total compensation for key management personnel, including Directors, was:
– salaries and other short-term employee benefits	21	24	18
– post-employment benefits	4	5	3
– share-based payments	18	16	12
	43	45	33

190	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

27 Related party disclosures continued

The following table, which is not part of IAS24 disclosures, shows the aggregate emoluments of the Directors of the Company.

		Executive Directors				Chairman		Non-Executive Directors				Total

	2018 £’000	2017 £’000	2016 £’000	2018 £’000	2017 £’000	2016 £’000	2018 £’000	2017 £’000	2016 £’000	2018 £’000	2017 £’000	2016 £’000
Salary; fees; benefits; incentives
– salary	2,211	2,122	2,057	–	–	–	–	–	–	2,211	2,122	2,057
– fees	–	–	–	680	660	645	1,092	1,042	1,051	1,772	1,702	1,696
– taxable benefits	427	385	335	116	129	106	303	195	122	846	709	563
– short-term incentives	5,031	4,689	4,622	–	–	–	–	–	–	5,031	4,689	4,622
– long-term incentives	5,300	10,192	4,483	–	–	–	–	–	–	5,300	10,192	4,483
Sub-total	12,969	17,388	11,497	796	789	751	1,395	1,237	1,173	15,160	19,414	13,421
Pension; other emoluments
– pension	921	612	634	–	–	–	–	–	–	921	612	634
– other emoluments	50	50	44	–	–	–	–	–	–	50	50	44
Sub-total	971	662	678	–	–	–	–	–	–	971	662	678
Total emoluments	13,940	18,050	12,175	796	789	751	1,395	1,237	1,173	16,131	20,076	14,099

Aggregate gains on LTIP shares exercised in the year

	Award date	Exercised LTIP shares	Exercise date	Price per share (£)	Aggregate gain (£)
Nicandro Durante	27 Mar 2015	122,477	27 Mar 2018	39.46	4,832,942
Ben Stevens	27 Mar 2015	66,925	27 Mar 2018	39.46	2,640,861

LTIP – Value of awards 2015

	Shares	Price per share (£	)[1]	Face value (£)
Nicandro Durante	127,448	36.25		4,619,990
Ben Stevens	69,641	36.25		2,524,486

1.	For information only as awards are made as nil cost options.

In 2018, no Sharesave were exercised by Executive Directors.

BAT Annual Report and Form 20-F 2018	191

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments
1.	The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.

2.

Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, if it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgment.

3.	There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

General Litigation Overview

4.

There are a number of legal and regulatory actions, proceedings and claims against Group companies related to tobacco products that are pending in a number of jurisdictions. These proceedings include, among other things, claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments).

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

6.

Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even hundreds of billions of pounds.

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

8.

Group companies generally do not settle claims. However, Group companies may enter into settlement discussions in some cases, if they believe it is in their best interests to do so. Exceptions to this general approach include, but are not limited to, actions taken pursuant to “offer of judgment” statutes and Filter Cases, as defined below. An “offer of judgment,” if rejected by the plaintiff, preserves the Group’s right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations. Other settlements by Group companies include the State Settlement Agreements (described below), the funding by various tobacco companies of a US$5.2 billion (approximately £4.1 billion) trust fund contemplated by the Master Settlement Agreement to benefit tobacco growers, the original Broin flight attendant case, and most of the Engle progeny cases pending in US federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.

9.

Although the Group intends to defend all pending cases vigorously, and believes that the Group’s companies have valid bases for appeals of adverse verdicts and valid defences to all actions, and that an outflow of resources related to any individual case is not considered probable, litigation is subject to many uncertainties, and, generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. Furthermore, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation. Therefore, the Group does not provide estimates of the financial effect of the contingent liabilities represented by such litigation, as such estimates are not practicable.

10.

The following table lists the categories of the tobacco-related actions pending against Group companies as of 31 December 2018 and the increase or decrease from the number of cases pending against Group Companies as of 31 December 2017. Details of the quantum of past judgments awarded against Group companies, the majority of which are under appeal, are also identified, along with any settlements reached during the relevant period. Given the volume and more active nature of the Engle progeny cases and the Filter Cases in the US described below, and the fluctuation in the number of such cases and amounts awarded from year to year, the Group presents judgment or settlement figures for these cases on a three-year basis. Where no quantum is identified, either no judgment has been awarded against a Group company, or where a verdict has been reached no quantification of damages has been given, or no settlement has been entered into. Further details on the judgments, damages quantification and settlements are included within the case narratives below. For a discussion of the non-tobacco related litigation pending against the Group, see note 28, paragraph 79, et seq.

192	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

Case Type	Case Numbers as at 31 December 2018	Case Numbers as at 31 December 2017 (note 1)	Change in Number Increase/(Decrease)
US tobacco related actions
Medical reimbursement cases (note 2)	2	2	No change
Class actions (note 3)	20	24	(4)
Individual smoking and health cases (note 4)	111	99	12
West Virginia IPIC (note 5)	1	1	No change
Engle progeny cases (note 6)	2,268	2,569	(301)
Broin II cases (note 7)	1,406	2,321	(915)
Filter cases (note 8)	58	71	(13)
State Settlement Agreements – Enforcement and Validity (note 9)	3	2	1
Non-US tobacco related actions
Medical reimbursement cases	19	19	No change
Class actions (note 10)	13	14	(1)
Individual smoking and health cases (note 11)	107	120	(13)

(Note 1) This includes cases to which the RAI group companies were a party at such date.

(Note 2) This category of cases includes the Department of Justice action. See note 28, paragraphs 20-24 and the list of Closed Litigation Matters.

(Note 3) See note 28, paragraphs 25-39.

(Note 4) This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs and punitive damages. Out of the 111 active individual smoking and health cases, five judgments have been returned in the plaintiffs’ favour, awarding damages totalling US$209.4 million (approximately £164.4 million), all of which are on appeal. For a further description of these cases, see note 28, paragraph 40.

(Note 5) The West Virginia IPIC cases are a series of roughly 1,200 cases, filed in West Virginia beginning in 1999, asserting claims against PM USA, Lorillard Tobacco, RJRT, B&W and The American Tobacco Company. These cases were brought in consolidated proceedings in West Virginia alleging personal injuries. The one claim upon which plaintiffs prevailed was a limited failure to instruct claim covering a narrow window of time. Only 30 plaintiffs qualified to pursue that narrow claim. In 2017, the court dismissed all claims of those 30 plaintiffs with prejudice pursuant to an agreement providing that each plaintiff who submits a release within one year will receive US$7,000 (approximately £5,496). In addition to the foregoing claims, various plaintiffs in 1999 and 2000 asserted claims against retailers and distributors (which have not been pursued in light of the result in the Phase I trial in defendants’ favour), as well as smokeless claims against various defendants including RJRT, Lorillard, American Snuff and B&W. 41 plaintiffs sought to pursue their smokeless claims in 2017. In April 2017, the court dismissed the claims of those 41 smokeless plaintiffs with prejudice. For a further discussion of the related plaintiffs’ claims, see note 28, paragraph 41.

(Note 6) In July 1998, trial began in Engle v R.J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including RJRT, Lorillard Tobacco and B&W. In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £114 billion) in punitive damages, apportioned US$36.3 billion (approximately £28.5 billion) to RJRT, US$17.6 billion (approximately £13.8 billion) to B&W, and US$16.3 billion (approximately £12.8 billion) to Lorillard Tobacco. This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. Putative Engle class members were permitted to file individual lawsuits, deemed “Engle progeny cases”, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008). Between the period 1 January 2016 and 31 December 2018, 46 judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$341.7 million (approximately £268.3 million). Certain of these judgments have been appealed by RJRT and in certain other cases, RJRT still had time to appeal, as of 31 December 2018. For a further description of the Engle progeny cases, see note 28, paragraphs 30-39.

(Note 7) Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to Environmental Tobacco Smoke (ETS) in airplane cabins. Group companies and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £236 million) to fund research on the detection and cure of tobacco- related diseases and US$49 million (approximately £38.5 million) in plaintiffs’ counsel’s fees and expenses. Group companies’ share of these payments totalled US$223 million (approximately £175 million). Broin II cases refer to individual cases by class members. There have been no Broin II trials since 2007. For a further description of the Broin II cases, see note 28, paragraph 41.

(Note 8) Includes claims brought against Lorillard Tobacco and Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Since 1 January 2016, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$30.2 million (approximately £23.7 million) in settlements to resolve 137 Filter Cases. See note 28, paragraph 41.

BAT Annual Report and Form 20-F 2018	193

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments continued

(Note 9) Group companies’ expenses and payments under the State Settlement Agreements for 2018 amounted to US$2,741 million (approximately £2,152 million) in respect of settlement expenses and US$917 million (approximately £720 million) in respect of settlement cash payments. See note 28, paragraph 44. The pending cases referred to above relate to the enforcement, validity or interpretation of the State Settlement Agreements in which RJR Tobacco, B&W or Lorillard Tobacco is a party. See note 28, paragraphs 42-53.

(Note 10) Outside the United States, there are 13 class actions being brought against Group companies (excluding one class action in Brazil that is included in the medical reimbursement category) as of 31 December 2018. These include class actions in the following jurisdictions: Brazil (1), Canada (11) and Venezuela (1). For a description of the Group companies’ class actions, see note 28, paragraphs 65-77. Pursuant to the judgment in 2015 in the two Quebec class actions, the plaintiffs were awarded damages and interest in the amount of CAD$15.6 billion (approximately

£8.9 billion or US$11.4 billion), of which the Group companies’ share is CAD$10.4 billion (approximately £5.9 billion or US$7.6 billion). The class actions are currently under appeal. For a further description of the Quebec class actions, see note 28, paragraph 72.

(Note 11) As at 31 December 2018, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (56), Italy (25), Chile (10), Canada (5), Argentina (5) and Ireland (2). There were a further four jurisdictions with one active case only. Out of these 107 cases, in 2018, 2 judgments have been returned in the plaintiffs’ favour as of 31 December 2018, one case in Brazil awarding damages totalling R$ 637,500 (approximately £129,149 or US$ $164,484) and one case in Italy awarding damages totalling €789,970, (approximately £709,054 or US$903,051), both of which are currently on appeal.

11.	Certain terms and phrases used in this note 28 may require some explanation.

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

d.

All sums set out in this note 28 have been converted to GBP and US$ using the following end closing rates as at December 2018: GBP 1 to US$ 1.273600, GBP 1 to CAD$1.739480, GBP 1 to EURO 1.1141192, GBP 1 to BRL 4.93616, GBP 1 to AOA 393.04188, GBP 1 to NGN 462.9536, GBP 1 to KRW 1421.08 and GBP 1 to HRK 8.25382, and GBP 1 to JPY 139.73302.

US Litigation

12.

Group companies, notably R. J. Reynolds Tobacco Company (“RJRT”) (individually and as successor by merger to Lorillard Tobacco Company (“Lorillard Tobacco”)) and Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) (“B&W”) as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

13.

The total number of US tobacco product liability cases pending at 31 December 2018 involving RJRT, Lorillard Tobacco and/or B&W was approximately 3,900. As at 31 December 2018, British American Tobacco (Investments) Limited (“Investments”) has been served as a co-defendant in one of those cases (2017:1). No other UK-based Group company has been served as a co-defendant in any US tobacco product liability case pending as at 31 December 2018.

14.

Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases and other claims.

15.

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

16.

Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the US, there are 34 cases, exclusive of Engle progeny cases, scheduled for trial as of 31 December 2018 through 31 December 2019, for the Reynolds Defendants: 12 individual smoking and health cases, 20 Filter Cases and one other non-smoking and health case. There are also approximately 135 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W for trial through 31 December 2019. It is not known how many of these cases will actually be tried.

194	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued

17.

Trial results. From 1 January 2016 through 31 December 2018, 117 individual smoking and health, Engle progeny, Filter and health-care cost recovery cases in which the Reynolds Defendants were defendants were tried, including 13 trials for cases where mistrials were declared in the original proceedings. Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in 29 cases, tried in Florida (27), California (1) and New Jersey (1). There were also 26 mistrials in Florida. Verdicts in favour of the plaintiffs were returned in 50 cases, tried in Florida (47), the U.S. Virgin Islands (2), and Massachusetts (1). Five cases in Florida were dismissed during trial. Two cases were continued during trial. Four cases were punitive damages retrials and one case was resolved during trial.

(a) Medical Reimbursement Cases

18.	These civil actions seek to recover amounts spent by government entities and other third-party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

19.

At 31 December 2018, one US medical reimbursement suit (Crow Creek Sioux Tribe v American Tobacco Co.) was pending against RJRT, Lorillard Tobacco and B&W in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation programme, funding of a corrective public education programme, and disgorgement of unjust profits from sales to minors. No other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.

US Department of Justice Action

20.

On 22 September 1999, the US Department of Justice brought an action in the US District Court for the District of Columbia against various industry members, including RJRT, Lorillard Tobacco, B&W, B.A.T Industries p.l.c. (“Industries”) and Investments (United States v Philip Morris USA Inc.). The US Department of Justice initially sought (1) recovery of federal funds expended in providing health care to smokers who developed alleged smoking-related diseases pursuant to the Medical Care Recovery Act and Medicare Secondary Payer provisions of the Social Security Act and (2) equitable relief under the civil provisions of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), including disgorgement of roughly US$280 billion (approximately £220 billion) in profits the government contended were earned as a consequence of a purported racketeering “enterprise” along with certain “corrective communications”. In September 2000, the district court dismissed the government’s Medical Care Recovery Act and Medicare Secondary Payer claims. In February 2005, the US Court of Appeals for the DC Circuit (the “DC Circuit”) ruled that disgorgement was not an available remedy.

21.

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

22.

The non-jury trial of the RICO portion of the claim began on 21 September 2004, and ended on 9 June 2005. On 17 August 2006, the federal district court issued its Final Judgment and Remedial Order, which found certain defendants, including RJRT, B&W, Lorillard Tobacco and Investments, had violated RICO, but did not impose any direct financial penalties. The district court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organisations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as “low tar”, “light”, “ultra-light”, “mild” and “natural”. The district court also ordered the defendants to issue “corrective communications” on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining web sites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants’ ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court’s order, and ordered certain defendants to reimburse the US Department of Justice its taxable costs incurred in connection with the case.

23.

Defendants, including RJRT, Lorillard Tobacco, B&W and Investments, appealed, and the US government cross-appealed to the DC Circuit. On 22 May 2009, the DC Circuit affirmed the federal district court’s RICO liability judgment, but vacated the order and remanded for further factual findings and clarification as to whether liability should be imposed against B&W, based on changes in the nature of B&W’s business operations (including the extent of B&W’s control over tobacco operations). The court also remanded on three other discrete issues relating to the injunctive remedies, including for the district court “to reformulate” the injunction on the use of low-tar descriptors “to exempt foreign activities that have no substantial, direct, and foreseeable domestic effects,” and for the district court to evaluate whether corrective communications could be required at point-of-sale displays (which requirement the DC Circuit vacated). On 28 June 2010, the US Supreme Court denied the parties’ petitions for further review.

24.

On 22 December 2010, the district court dismissed B&W from the litigation. In November 2012, the trial court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. After various proceedings and appeals, the federal district court in October 2017 ordered RJRT and the other US tobacco company defendants to fund the publishing of compelled public statements in various US media outlets, including in newspapers, and on television, the companies’ websites and cigarette packaging. The compelled public statements began appearing in US newspapers on 24 November 2017 and ran serially over four months; they began appearing on national US broadcast television networks on 27 November 2017 and ran several times per week for one year. The statements also began appearing on RJRT websites on 18 June 2018 and first appeared on package onserts beginning in November 2018 (the onserts will be distributed periodically through mid-2020). The district court is considering mandating the display of the compelled public statements at retail point of sale; briefing on that issue concluded on 14 September 2018.

BAT Annual Report and Form 20-F 2018	195

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments continued

(b) Class Actions

25.

At 31 December 2018, RJRT, Lorillard Tobacco and B&W were named as a defendant in two separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted by their smoking, and SFNTC was named in 18 separate cases relating to the use of the words “natural”, “additive-free”. or “organic” in Natural American Spirit advertising and promotional materials. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages. Among the pending class actions, 19 specified the amount of the claim in the complaint, including 18 that alleged that the plaintiffs were seeking in excess of US$5,000,000 (approximately £3,900,000) and one that alleged that the plaintiffs were seeking less than US$75,000 (approximately £59,000) per class member plus unspecified punitive damages.

No Additive/Natural/Organic Claim Cases

26.

A total of 17 putative class actions have been filed in nine US federal district courts against SFNTC, a subsidiary of RAI, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as “natural”, “organic” and “100% additive-free” in the marketing, labelling, advertising, and promotion of SFNTC’s Natural American Spirit brand cigarettes. In these actions, the plaintiffs allege that the use of these terms suggests that Natural American Spirit brand cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programmes), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April 2016, in response to a motion by the various plaintiffs, the US Judicial Panel on Multidistrict Litigation (“JPML”) consolidated these cases for pre-trial purposes before a federal court in New Mexico. That court heard argument on defendants’ motion to dismiss the current consolidated complaint on 9 June 2017. On 21 December 2017, the district court granted the motion in part, dismissing a number of claims with prejudice, and denied it in part. Previously established deadlines for class certification briefing and a class certification hearing have been suspended pending resolution of disputes concerning discovery.

27.

On 7 November 2016, a public health advocacy organisation filed a putative class action (Breathe DC v Santa Fe Natural Tobacco Co., Inc.) in Superior Court for the District of Columbia (Washington, D.C.) against SFNTC, RAI and RJRT based on allegations relating to the labelling, advertising and promotional materials for SFNTC’s Natural American Spirit brand cigarettes, which allegations are similar to the allegations in the actions consolidated for pre-trial purposes in the transferee court described immediately above. The complaint sought injunctive and other non-monetary relief but did not seek monetary damages. On 14 December 2018, the case was settled, and it was dismissed by stipulation in January 2019.

Other Putative Class Actions

28.

Jones v. American Tobacco Co., Inc. is a putative class action filed in December 1998 in the Circuit Court, Jackson County, Missouri. The action was brought by a plaintiff on behalf of a putative class of Missouri tobacco product users and purchasers against various defendants, including RJRT, Lorillard Tobacco and B&W, alleging that the plaintiffs’ use of the defendants’ tobacco products has caused them to become addicted to nicotine, and seeking an unspecified amount of compensatory and punitive damages. There is currently no activity in this case.

29.

Young v. American Tobacco Co., Inc. is a case filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana against various US cigarette manufacturers, including RJRT and B&W, and parent companies of such manufacturers. This putative ETS class action was brought on behalf of a putative class of Louisiana residents who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure, and seeks an unspecified amount of compensatory and punitive damages. In March 2016, the court entered an order staying the case, including all discovery, pending the completion of an ongoing smoking cessation programme ordered by the court in a now concluded Louisiana state court certified class action, Scott v. American Tobacco Co.

Engle Class Action and Engle Progeny Cases (Florida)

30.

In July 1998, trial began in Engle v. R. J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including RJRT, Lorillard Tobacco and B&W. The then-certified class consisted of Florida citizens and residents, and their survivors, who suffered from smoking-related diseases that first manifested between 5 May 1990, and 21 November 1996, and were caused by an addiction to cigarettes. In July 1999, the jury in this Phase I found against RJRT, Lorillard Tobacco, B&W and the other defendants on common issues relating to the defendants’ conduct, general causation, the addictiveness of cigarettes, and entitlement to punitive damages.

31.

In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £114 billion) in punitive damages, apportioned US$36.3 billion (approximately £28.5 billion) to RJRT, US$17.6 billion (approximately £13.8 billion) to B&W, and US$16.3 billion (approximately £12.8 billion) to Lorillard Tobacco. The three class representatives in the Engle class action were awarded US$12.7 million (approximately £10 million) in compensatory damages.

32.

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

33.

During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (“PM USA”), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million (approximately £78.5 million) divided as follows: RJRT–US$42.5 million (approximately £33.3 million); PM USA–US$42.5 million (approximately £33.3 million); and Lorillard Tobacco–US$15 million (approximately £11.8 million). The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal; and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.

196	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

34.

As at 31 December 2018, there were approximately 2,268 Engle progeny cases pending in which RJRT, Lorillard Tobacco and/or B&W have been named as defendants and served. These cases include claims by or on behalf of 2,841 plaintiffs. (In addition, as 31 December 2018, RJRT was aware of nine additional Engle progeny cases that have been filed but not served.) The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an “offer of judgment”, from RJRT, Lorillard Tobacco and/or RJRT’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves RJRT’s and Lorillard Tobacco’s right to recover attorneys’ fees under Florida law in the event of a verdict favourable to RJRT or Lorillard Tobacco, or affiliates of such entities. Such offers are sometimes made through court-ordered mediations.

35.

109 Engle progeny cases have been tried in Florida state and federal courts against RJRT, Lorillard Tobacco and/or B&W since the beginning of 2016 through 31 December 2018, and additional state court trials are scheduled for 2019.

36.	The following chart identifies the number of trials in Engle progeny cases as at 31 December 2018 and additional information about the adverse judgments entered:

Phase three trials/verdicts/judgments of individual Engle progeny cases 1 January 2016 to 31 December 2018:

Total number of trials	109
Number of trials resulting in plaintiffs’ verdicts	46**
Total damages awarded in final judgments against RJRT	US$341,698,989 (approximately £270 million)
Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$159,145,914 (of overall US$341,698,989)
(approximately £125 million of £268 million)
Amount of overall damages comprising ‘punitive damages’ (approximately)	US$182,553,075 (of overall US$341,698,989)
(approximately £143 million of £268 million)
** Of the 46 trials resulting in plaintiffs’ verdicts 1 January 2016 to 31 December 2018:

Number of adverse judgments appealed by RJRT	38 (note 12)
Number of adverse judgments (not yet appealed), in which RJRT still has time to file an appeal	3 (note 13)
Number of adverse judgments in which no appeal was, and can no longer be, sought	5
Appeals of individual Engle progeny cases 1 January 2016 to 31 December 2018:
Number of adverse judgments appealed by RJRT	45 (note 14)

Note 12: Of the 38 adverse judgments appealed by RJRT as a result of judgments arising in the period 1 January 2016 to 31 December 2018:

a. 20 appeals remain undecided in the District Courts of Appeal, two additional cases were affirmed, but the time for filing a post-opinion motion is pending so they are not final, there is one case that was reversed for reinstatement of full compensatory amount, but the time for filing a post-opinion motion is pending so it is not final, and there is one case that was reversed to reduce the compensatory damages amount by the comparative fault found by the jury, but the time for filing a post-opinion motion is pending so it is not final; and

b. 14 were decided and/or closed. Of these 14 appeals, 12 were affirmed in favour of the plaintiff (further review of the U.S. Supreme Court remains pending in 3, 1 is pending review of the U.S. Supreme Court, 1 is pending review of the Florida Supreme Court), 1 was reversed for new trial, however the judgments were paid, 1 in which there was an appeal of the judgment which was subsequently dismissed. The total damages award may vary depending on the outcome of the pending appeals.

Note 13: One case (Bessent-Dixon) is not included as the case proceeded to a new punitive-only trial, while the compensatory judgment was stayed. RJRT still has time to file an appeal.

Note 14: Of the 45 adverse judgments appealed by RJRT:

a. 20 appeals remain undecided in the District Courts of Appeal, two additional cases were affirmed, but the time for filing a post-opinion motion is pending so they are not final, there is one case that was reversed for reinstatement of full compensatory amount, but the time for filing a post opinion motion is pending so it is not final, and there is one case that was reversed to reduce the compensatory damages amount by the comparative fault found by the jury, but the time for filing a post-opinion motion is pending so it is not final;

b. 21 were decided and/or closed in the District Courts of Appeal. Of these 21 appeals, 15 were affirmed in favour of plaintiff (review of Florida Supreme Court sought in one case, review of the US Supreme Court has been sought in one case, and further review of the US Supreme Court remains pending in three cases). One had the liability findings affirmed but was reversed for reinstatement of full compensatory damages amount, however the judgment was paid, one was affirmed as to compensatory damages, but reversed for Plaintiff to seek punitive damages on negligence and strict liability claims, one was reversed for new trial, however the judgments were paid, two in which there was an appeal of the judgment which was subsequently dismissed and the judgment paid, and one was affirmed on compensatory damages but reversed on punitive damages and on retrial, a directed verdict was entered in favour of RJRT on punitive damages. RJRT has paid damages to plaintiffs in five cases that were not appealed that are now closed. The total damages award may vary depending on the outcome of the pending appeals; and

c. Includes appeals of six adverse judgements rendered prior to 1 January 2016 that were appealed by RJRT in the period from 1 January 2016 to 31 December 2018.

37.

By statute, Florida applies a US$200 million (approximately £157 million) bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed.

BAT Annual Report and Form 20-F 2018	197

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

In addition, bills have been introduced in sessions of the Florida legislature that would eliminate the Engle progeny bond cap, but those bills have not been enacted as of 31 December 2018.

38.

In 2018, RJRT or Lorillard Tobacco has paid judgments in 33 Engle progeny cases. Those payments totalled US$333 million (approximately £261 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest.

39.

In addition, accruals for damages and attorneys’ fees and statutory interest for 8 cases (Starr-Blundell v R. J. Reynolds Tobacco Co., Odom v. R. J. Reynolds Tobacco Co., Nally v. R. J. Reynolds Tobacco Co., Johnston v. R. J. Reynolds Tobacco Co., Searcy v. R. J. Reynolds Tobacco Co., Fox v. R. J. Reynolds Tobacco Co., Lima v. R. J. Reynolds Tobacco Co and Pardue v. R. J. Reynolds Tobacco Co.) were recorded in RAI’s consolidated balance sheet as of 31 December 2018 to the value of US$104,902,981.61 (approximately £82,367,291).

(c) Individual Cases

40.

As of 31 December 2018, 111 individual cases were pending in the United States against RJRT, Lorillard Tobacco and/or B&W. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty, and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs, and punitive damages. The category does not include the West Virginia personal injury cases (“West Virginia IPIC”) cases, Engle progeny cases, Broin II cases, and Filter Cases discussed above and below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to ETS.

41.

The following chart identifies the number of individual cases pending as of 31 December 2018 as against the number pending as of 31 December 2017, along with the number of West Virginia IPIC cases, Engle progeny cases, Broin II cases, and Filter Cases, which are discussed further below.

Case Type	US Case Numbers 31 December 2018	US Case Numbers 31 December 2017	Change in Number Increase/(Decrease)
US tobacco related actions
Individual Smoking and Health Cases (note 15)	111	99	12
West Virginia IPIC (Number of Plaintiffs) (note 16)	1 (1)	1 (564)	No change/(563)
Engle Progeny Cases (Number of Plaintiffs) (note 17)	2,268 (2,841)	2,569 (3,276)	(301) (435)
Broin II Cases (note 18)	1,406	2,321	(915)
Filter Cases (note 19)	58	71	(13)

(Note 15) Out of the 111 pending individual smoking and health cases, five have received adverse verdicts in the court of first instance or on appeal, and the total amount of those verdicts is US$209.4 million (approximately £164.4 million).

(Note 16) The West Virginia IPIC cases are a series of roughly 1,200 cases, filed in West Virginia beginning in 1999, asserting claims against PM USA, Lorillard Tobacco, RJRT, B&W and The American Tobacco Company. These cases were brought in consolidated proceedings in West Virginia alleging personal injuries, where the first phase of the trial began on 15 April 2013 and on 15 May 2013 the jury returned a verdict for defendants on all but one of plaintiffs’ claims (the verdict was affirmed on appeal). The one claim upon which plaintiffs prevailed was a limited failure to instruct claim covering a narrow window of time. Only 30 plaintiffs qualified to pursue that narrow claim. In 2017, those 30 plaintiffs agreed to resolve their claims for US$7,000 (approximately £5,496) per case. All of those failure to instruct claims have been dismissed with prejudice, with the agreement that each plaintiff who submits a release within one year will receive the agreed payment of US$7,000 (approximately £5,496) from either PM USA or RJRT, as appropriate. Three of the 30 plaintiffs have submitted releases to date. In addition to the foregoing failure to instruct claims, various plaintiffs in 1999 and 2000 asserted claims against retailers and distributors (which have not been pursued in light of the result in the Phase I trial in defendants’ favour), as well as smokeless claims against various defendants including RJRT, Lorillard, American Snuff and B&W. In 2017, 41 plaintiffs were permitted to pursue their smokeless claims over defendants’ objections. On 27 April 2018, the court dismissed the claims of those 41 plaintiffs with prejudice. In the final weeks of the case in the trial court, one plaintiff sought to pursue a roll-your-own claim that had long been dormant. The trial court denied that request and that one plaintiff appealed to the West Virginia Supreme Court on 8 May 2018. That appeal has been fully briefed and is awaiting decision.

(Note 17) The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed. Please see earlier table in paragraph 36.

(Note 18) Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, Lorillard Tobacco, B&W and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £236 million) in three annual US$100 million (approximately £79 million) instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million (approximately £38.5 million) for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million (approximately £68 million); Lorillard Tobacco’s was approximately US$57 million (approximately £45 million); and B&W’s was approximately US$31 million (approximately £24.3 million). The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as “general causation”. With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as “specific causation”, individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007. There have been periodic efforts to activate cases and the Group expects this to continue over time.

198	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

(Note 19) Includes claims brought against Lorillard Tobacco and Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. As of 31 December 2018, Lorillard Tobacco and/or Lorillard was a defendant in 58 Filter cases. Since 1 January 2016, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$30.2 million (approximately £24 million) in settlements to resolve 137 Filter Cases.

(d) State Settlement Agreements

42.

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

43.

These State Settlement Agreements settled all health-care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major US cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major US cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion (approximately £5 billion) trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.

44.

RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements. Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation. RAI’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2016, 2017, 2018 and the projected expenses and payments for 2019 onwards are set forth below (in millions of US dollars)*:

	2016	2017	2018	2019 and thereafter
Settlement expenses	$2,727	$2,856	$2,741
Settlement cash payments	$3,042	$4,612	$917
Projected settlement expenses				$>2,800
Projected settlement cash payments				$>2,800

*    Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods.

45.

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

46.

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

47.

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

48.

RJRT and Lorillard Tobacco are or were involved in NPM Adjustment proceedings concerning the years 2003 to 2017. In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into an agreement (the “Term Sheet”) with certain settling states that resolved accrued and potential NPM adjustments for the years 2003 through 2012 and, as a result, RJRT and SFNTC collectively received, or are to receive, more than US$1.1 billion (approximately £863 million) in credits that, in substantial part, were applied to MSA payments in 2014 through 2017. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their qualifying statutes in the year 2003, additional states joined the Term Sheet. RJRT executed the NPM Adjustment Settlement Agreement on 25 September 2017 (which incorporated the Term Sheet). Since the NPM Adjustment Settlement Agreement was executed, an additional 10 states have joined. NPM proceedings are ongoing and could result in further reductions of the companies’ MSA-related payments.

49.

On 18 January 2017, the State of Florida filed a motion to join Imperial Tobacco Group, PLC (“ITG”) as a defendant and to enforce the Florida State Settlement Agreement, which motion seeks payment under the Florida State Settlement Agreement of approximately US$45 million (approximately £35.3 million) with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of RAI and Lorillard, together with the transfer of certain employees and certain liabilities, to a wholly owned subsidiary of Imperial Brands plc (the “Divestiture”), referred to as the Acquired Brands.

BAT Annual Report and Form 20-F 2018	199

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

The motion also claims future annual losses of approximately US$30 million (approximately £23.6 million) absent the court’s enforcement of the Florida State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJR Tobacco and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida State Settlement Agreement with respect to the Acquired Brands. In addition, on 18 January 2017, PM USA filed a motion to enforce the Florida State Settlement Agreement, asserting among other things that RJR Tobacco and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 January 2017, RJR Tobacco sought leave to file a supplemental pleading for breach by ITG of its obligations regarding joinder into the Florida State Settlement Agreement. The Florida court, on 30 March 2017, ruled that ITG should be joined into the enforcement action.

50.

After a bench trial, the court entered an order holding that RJR Tobacco (not ITG) is liable for annual settlement payments for the Acquired Brands, finding that ITG did not assume liability for annual settlement payments under the terms of the asset purchase agreement relating to the Divestiture and RJR Tobacco remained liable for payments under the Florida State Settlement Agreement as to the Acquired Brands. On 23 January 2018, RJR Tobacco filed a notice of appeal, and on 25 January 2018, RJR Tobacco filed an amended notice of appeal, and PM USA filed a notice of appeal as to the court’s ruling as to ITG. On 26 January 2018, the State moved for recovery of its attorneys’ fees and costs from RJR Tobacco. The State and PM USA filed a joint motion for the entry of final judgment on 1 February 2018. The Court declined to enter a final judgment until after resolution of the dispute between RJR Tobacco and PM USA regarding PM USA’s assertion that settlement payment obligations have been improperly shifted to PM USA. On 15 August 2018, the Court entered a Final Judgement in the action. As a result of the Court’s Final Judgment, PM USA’s challenge to RJR Tobacco’s accounting assumptions related to the Acquired Brands was rendered moot, subject to reinstatement if ITG joins the Florida State Settlement Agreement or if judgment is reversed. On 29 August 2018, RJR Tobacco filed a notice of appeal on the Final Judgment. On 7 September 2018, PM USA filed a notice of appeal with respect to the court’s ruling as to ITG. On 12 September 2018, RJR Tobacco filed a motion to consolidate RJR Tobacco’s appeal with the appeal filed by PM USA, which was granted on 1 October 2018, RJR Tobacco’s initial brief was due on 11 February 2019. On 30 January 2019, RJR Tobacco filed an agreed notice of extension of time to serve its initial brief. RJR Tobacco’s initial brief is now due on 2 April 2019. RJR Tobacco will seek indemnification from ITG, if necessary. In January 2018, the auditor of the Florida State Settlement Agreement adjusted the final 2017 invoice for the annual payment and amended the 2015 and 2016 invoices for the respective annual payment and the net operating profit penalty for each of those years under the Florida Settlement Agreement, based on the auditor’s interpretation of the court’s order. The adjusted invoices reflected amounts due to both the State of Florida and PM USA. In total, the estimated additional amounts due were US$99.4 million (approximately £78 million) with US$83.5 million (approximately £65.6 million) to the State of Florida and US$15.9 million (approximately £12.5 million) to PM USA. RJR Tobacco has advised the auditor that it disputes these amounts, and therefore no further amounts were due or would be paid for those years pending the final resolution of RJR Tobacco’s appeal of the court’s order. Those amounts were not paid.

51.

On 17 February 2017, ITG filed an action in the Court of Chancery of the State of Delaware seeking declaratory relief and a motion for a temporary restraining order against RAI and RJR Tobacco. In its complaint, ITG asked the court to declare various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture. ITG sought an injunction barring RAI and/or RJR Tobacco from alleging in the Florida enforcement litigation that ITG had breached the asset purchase agreement and requiring these companies to litigate issues under the asset purchase agreement in Delaware. Following a hearing on ITG’s complaint and motion on 1 March 2017, the Delaware court entered a temporary restraining order that enjoined RAI and RJR Tobacco from “taking offensive action to assert claims against ITG Brands” in the Florida enforcement action, but the order does not prevent RJR Tobacco from making arguments in response to claims asserted by the State of Florida, PM USA or ITG in the Florida enforcement litigation. On 24 March 2017, RAI and RJR Tobacco answered the ITG complaint and filed a motion to stay proceedings in Delaware pending the outcome of the Florida enforcement litigation, which motion was denied 18 May 2017. Cross motions for partial judgment on the pleadings were filed focusing on whether ITG’s obligation to use “reasonable best efforts” to join the Florida State Settlement Agreement continued after the 12 June 2015 closing. On 30 November 2017, following argument, the Delaware court ruled in favour of RJR Tobacco, holding that ITG’s obligation to use its reasonable best efforts to join the Florida Settlement Agreement did not terminate due to the closing of the asset purchase agreement relating to the Divestiture. On 4 January 2019, RJR Tobacco filed a motion for partial judgment on the pleadings seeking to resolve two contract-interpretation questions under the asset purchase agreement: first, to the extent RJR Tobacco is held liable for any settlement payments based on post-closing sales of the Acquired Brands, ITG assumed this liability, and second, that the asset purchase agreement does not entitle ITG to a unique protection from an equity-fee law that does not yet exist in a Previously Settled State.

52.

On 26 March 2018, the State of Minnesota filed a motion against RJR Tobacco to enforce the Minnesota State Settlement Agreement, which motion seeks payments under the Minnesota State Settlement Agreement of approximately US$40 million (approximately £31.4 million) with respect to the Acquired Brands. The motion also claims future annual losses of approximately US$15 million (approximately £11.8 million) absent the court’s enforcement of the Minnesota State Settlement Agreement. The State of Minnesota also filed a separate complaint against ITG, which complaint seeks the same payments. The State’s motion against RJR Tobacco and complaint against ITG seek, among other things, an order declaring that RJR Tobacco and ITG are in breach of the Minnesota State Settlement Agreement and are jointly and severally liable to make annual payments to the State of Minnesota under the Minnesota State Settlement Agreement with respect to the Acquired Brands. In addition, on 28 March 2018, PM USA filed a motion to enforce the Minnesota State Settlement Agreement, asserting, among other things, that RJR Tobacco and ITG breached the Minnesota State Settlement Agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 March 2018, the Minnesota court consolidated the motions to enforce and complaint against ITG into one proceeding captioned In re Petition of the State of Minnesota for an Order Compelling Payments of Settlement Proceeds Related

200	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

to ITG Brands LLC, Court File No. 62-CV-18-1912. On 11 June 2018, the court held a scheduling conference in the case and by order dated 21 June 2018, set a discovery schedule for the case. Discovery is scheduled to be completed by 31 March 2019. No trial date has yet been set.

53.

On 28 January 2019, the State of Texas filed motions to join ITG as a defendant and to enforce the Texas State Settlement Agreement against RJR Tobacco and ITG, seeking payment under the Texas State Settlement Agreement of approximately US$125 million (approximately £98 million) with respect to the Acquired Brands that were sold to ITG in the Divestiture. The motion also claims future annual losses of an unspecified amount absent the court’s enforcement of the Texas State Settlement Agreement. The State’s motion seeks, among other things, an order declaring that RJR Tobacco, or in the alternative, ITG, is in breach of the Texas Settlement Agreement and is required to make annual payments to the State under the Texas State Settlement Agreement with respect to the Acquired Brands. In addition, on 29 January 2019, PM USA filed a motion to enforce the Texas State Settlement Agreement, asserting among other things that RJR Tobacco and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA.

(e)   UK — Based Group Companies

54.	As at 31 December 2018, Investments has been served in one dormant individual action in the US (Perry) in which there has been no activity since 1998 following the plaintiff’s death in 1997.

Tobacco Related Litigation Outside the United States

55.	As at 31 December 2018:

a.	medical reimbursement actions are being brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea;

b.	class actions are being brought in Brazil, Canada and Venezuela;

c.

active tobacco product liability claims against the Group’s companies existed in 14 markets outside the US. The only markets with five or more claims were Argentina, Brazil, Canada, Chile, Nigeria and Italy.

(a) Medical reimbursement cases

Angola

56.

In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (“SUT”) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (“AADIC”). The lawsuit seeks damages of AOA 800,000,000 (approximately £2 million or US$2.6 million) allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (“INCC”) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about 5 December 2016. The case remains pending.

Argentina

57.

In 2007, the non-governmental organisation the Argentina Tort Law Association (“ATLA”) and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F. (“Nobleza”) and Massalín Particulares. The case is being heard in the Contentious Administrative Court and is currently at the evidentiary stage.

Brazil

58.

In August 2007, the Săo Paulo Public Prosecutor’s Office filed a medical reimbursement claim against Souza Cruz S.A. (“Souza Cruz”). A similar claim was lodged against Philip Morris Brasil Indústria e Comércio Ltda. On 4 October 2011, the Court dismissed the action against Souza Cruz, with a judgment on the merits. The plaintiffs’ appeal to the Court of Appeal failed by unanimous vote (3 to 0). The Public Prosecutor’s Office filed a Special Appeal to the Superior Court of Justice, which was denied on 12 November 2018 by a decision that is subject to further appeal.

Canada

59.

Following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the Company, Investments, Industries, Carreras Rothmans Limited (collectively, the “UK Companies”) and Imperial Tobacco Canada Limited (“Imperial”), the Group’s operating company in Canada, as well as RJRT and its affiliate R.J. Reynolds Tobacco International Inc. (“RJRTI”) (collectively, the “RJR Companies”). Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business to Japan Tobacco Incorporated (“JTI”), JTI has agreed to indemnify RJRT for all liabilities and obligations (including litigation costs) arising in respect of the Canadian recoupment actions. Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.

60.

The ten cases are proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island. The enabling legislation is in force in all ten provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force.

BAT Annual Report and Form 20-F 2018	201

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage
British Columbia	Tobacco Damages and Health Care Costs Recovery Act 2000	Imperial Investments Industries Carreras Rothmans Limited RJR Companies Other former Rothmans Group companies All have been served.

The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed, and document production and discoveries are ongoing. On 13 February 2017 the province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion (approximately £68 billion or US$ 86.3 billion). No trial date has been set. The federal government is seeking CAD$5 million (approximately £2.9 million or US$3.7 million) jointly from all the defendants in respect of costs pertaining to the third-party claim, now dismissed.

New Brunswick	Tobacco Damages and Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production and discoveries are substantially complete. The most recent expert report filed by the Province estimates a range of damages between CAD$11.1 billion (approximately £6.4 billion or US$8.1 billion) – CAD$23.2 billion (approximately £13.4 billion or US$17 billion), including expected future costs. Following a motion to set a trial date, the court ordered that the trial commence on 4 November 2019.

Ontario	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

The defences of Imperial, the UK Companies and the RJR Companies have been filed. The parties completed significant document production in summer of 2017 and discoveries commenced in the fall of 2018. On 15 June 2018, the province delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £161 billion or US$205 billion) – CAD$630 billion (approximately £362 billion or US$ 461 billion) in 2016/2017 dollars for the period 1954 – 2060, and the Province has amended the damages sought in its Statement of Claim to CAD$330 billion (approximately £190 billion or US$242 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD$9.4 billion (approximately £5.4 billion or US$6.9 billion) – CAD$10.9 billion in damages (approximately £6.3 billion or US$7.9 billion) in respect of environmental tobacco smoke. No trial date has been set.

Newfoundland and Labrador	Tobacco Health Care Costs Recovery Act 2001	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.

The case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province began its document production in March 2018. Damages have not been quantified by the province. No trial date has been set.

Saskatchewan	Tobacco Damages and Health Care Costs Recovery Act 2007	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province has delivered a test shipment of documents. Damages have not been quantified by the province. No trial date has been set.

Manitoba	Tobacco Damages Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production is underway. Damages have not been quantified by the province. No trial date has been set.

Alberta	Crown’s Right of Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production is underway. The province has stated its claim to be worth CAD$10 billion (approximately £5.7 billion or US$7.3 billion). No trial date has been set.

Quebec	Tobacco Related Damages and Health Care Costs Recovery Act 2009	Imperial, Investments, Industries, the RJR Companies and Carreras Rothmans Limited have been named as defendants and served.

The case is at an early case management stage. The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The province is seeking CAD$60 billion (approximately £34.4 billion or US$44 billion). No trial date has been set.

202	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

Prince Edward Island	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the next step will be document production, which the parties have deferred for the time being. Damages have not been quantified by the province. No trial date has been set.

Nova Scotia	Tobacco Health Care Costs Recovery Act 2005	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed. The province provided a test document production in March 2018. Damages have not been quantified by the province. No trial date has been set.

Nigeria

61.

British American Tobacco (Nigeria) Limited (“BAT Nigeria”), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008) commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately 10.6 trillion Nigerian naira (approximately £22.9 billion or US$29.1 billion) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

62.

The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking, and performance of another’s duty to the public.

63.

The Company and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun. The underlying cases are stayed or adjourned pending the final outcome of these jurisdictional challenges. In the state of Oyo, on 13 November 2015, and 24 February 2017, respectively, the Company’s and Investments’ jurisdictional challenges were successful in the Court of Appeal and the issuance of the writ of summons was set aside.

South Korea

64.

In April 2014, Korea’s National Health Insurance Service (“NHIS”) filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean Won (approximately £38 million or US$ 48.2 million) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014 and remain ongoing.

(b) Class Actions

Brazil

65.	There are currently two class actions being brought in Brazil. One is also a medical reimbursement claim (Săo Paulo Public Prosecutor’s Office), and is therefore discussed at paragraph 58 above.

66.

In 1995, the Associaçăo de Defesa da Saúde do Fumante (“ADESF”) class action was filed against Souza Cruz and Philip Morris in the Săo Paulo Lower Civil Court alleging that the defendants are liable to a class of smokers and former smokers for failing to warn of cigarette addiction. The case was stayed in 2004 pending the defendants’ appeal from a decision issued by the Lower Civil Court that held that the defendants had not met their burden of proving that cigarette smoking was not addictive or harmful to health.

67.

On 12 November 2008, the Săo Paulo Court of Appeals overturned the lower court’s unfavourable decision of 2004, returning the case to the lower court for production of evidence and a new judgment. Following production of evidence, on 16 May 2011, the lower court granted Souza Cruz’s motion to dismiss the action in its entirety on the merits. The plaintiffs’ appeal to the Sao Paolo Court of Appeals was unsuccessful. The plaintiffs then filed a Special Appeal to the Superior Court of Justice, which was rejected under procedural grounds on 20 February 2017. The plaintiffs filed an appeal of the rejection in the Superior Court of Justice on 15 March 2017.

Canada

68.	There are 11 class actions being brought in Canada against Group companies.

69.

Knight Class Action: The Supreme Court of British Columbia certified a class of all consumers who purchased Imperial cigarettes in British Columbia bearing ‘light’ or ‘mild’ descriptors since 1974. The plaintiff is seeking compensation for amounts spent on ‘light and mild’ products and a disgorgement of profits from Imperial on the basis that the marketing of light and mild cigarettes was deceptive because it conveyed a false and misleading message that those cigarettes are less harmful than regular cigarettes.

70.

On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a cost order of CAD$5 million (approximately £2.9 million or US$3.7 million) from Imperial relating to its now dismissed third party claim. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application was heard on 23 June 2017 and was dismissed on 23 August 2017. Notice to class members of certification was provided on 14 February 2018. The next steps include discovery-related ones.

BAT Annual Report and Form 20-F 2018	203

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

71.

Growers’ Class Action: In December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Phillip Morris International and JTI failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. JTI has sought indemnification pursuant to the JTI Indemnities (discussed below at paragraphs 123 to 124). The plaintiffs seek damages in the amount of CAD$50 million (approximately £28.7 million or US$36.6 million). Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. In December 2017, the plaintiffs proposed that the action proceed by way of individual actions as opposed to a class action. The defendants did not consent. The claim is currently in abeyance pending further action from the plaintiffs.

72.

Quebec Class Actions: There are currently two class actions in Quebec. On 21 February 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers. The Court certified two classes, with the class definitions being revised in the judgment rendered 27 May 2015. One class consists of residents of Quebec who (a) smoked before 20 November 1998 at least 12 pack years of cigarettes manufactured by the Defendants; and (b) were diagnosed before 12 March 2012 with: lung cancer, or cancer (squamous cell carcinoma) of the throat, or emphysema. The group also includes the heirs of persons deceased after 20 November 1998 who meet the criteria described above. The second consists of residents of Quebec who, as of 30 September 1998, were addicted to nicotine contained in cigarettes and who in addition meet the following three criteria: (a) they started smoking before 30 September 1994 by smoking cigarettes manufactured by the Defendants; (b) between 1 September and 30 September 1998 they smoked on average at least 15 cigarettes manufactured by the Defendants on a daily basis; and (c) they still smoked an average of at least 15 cigarettes manufactured by the Defendants as of 21 February 2005, or until their death if it occurred before that date. The group also includes the heirs of members who meet the criteria described above. Pursuant to the judgment, the plaintiffs were awarded damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and JTI in the amount of CAD$15.6 billion (approximately £9 billion or US$11.4 billion), of which Imperial’s share is CAD$10.4 billion (approximately £6 billion or US$7.6 billion). An appeal of the judgment was filed on 26 June 2015. The Court also awarded provisional execution pending appeal of CAD$1,131 million (approximately £650 million or US$828 million), of which Imperial’s share was approximately CAD$742 million (approximately £427 million or US$543 million). This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD $5 billion (approximately £2.9 billion or US$3.7 billion) to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security in the amount of CAD$984 million (approximately £566 million or US$720 million), of which Imperial’s share was CAD$758 million (approximately £436 million or US$ 555 million).

The security was paid in seven equal quarterly instalments of just over CAD$108 million (approximately £62 million or US$79 million) between 31 December 2015 and 30 June 2017 – see note 14. Imperial filed its Factum on Appeal on 11 December 2015 and the appeal was heard in November 2016. The decision has been under reserve and is expected to be released on 1 March 2019.

73.

Other Canadian Smoking and Health Class Actions: Seven putative class actions, described below, have been filed against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies, in various Canadian Provinces. In these cases, none of which have quantified their asserted damages, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a “special duty” to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability and violations of various trade practices and competition statutes. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business, RJRT has tendered to JTI the defence of these seven actions (Semple, Kunka, Adams, Dorion, Bourassa, McDermid and Jacklin, discussed below). Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.

74.

In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan (Adams) and Alberta (Dorion) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. In Saskatchewan, the UK Companies have been released from the action, and the RJR Companies have brought a motion challenging the jurisdiction of the court. No date has been set in these cases with respect to the certification motion hearing. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba.

75.

In June 2010, two further smoking and health class actions were filed in British Columbia against various Canadian and non-Canadian tobacco-related entities, including Imperial, the UK Companies and the RJR Companies. The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have “smoked a minimum of 25,000 cigarettes.” The UK Companies, Imperial, the RJR Companies and other defendants objected to jurisdiction. Subsequently, the Company and Carreras Rothmans Limited were released from Bourassa and McDermid. Imperial, Industries, Investments and the RJR Companies remain as defendants in both actions. No certification motion hearing date has been set. The Plaintiffs were due to deliver certification motion materials by 31 January 2015, but have not yet done so.

76.

In June 2012, a new smoking and health class action was filed in Ontario (Jacklin) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. The claim is presently in abeyance.

204	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

Venezuela

77.

In April 2008, the Venezuelan Federation of Associations of Users and Consumers (FEVACU) and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. (“Cigarrera Bigott”), a Group subsidiary, and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled. On 25 April 2017 and on 23 January 2018, Cigarrera Bigott requested the Court to declare the lapsing of the class action due to no proceedings taking place in the case in over a year. A ruling on the matter is yet to be issued.

(c) Individual Tobacco Related Personal Injury Claims

78.

As at 31 December 2018, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (56), Italy (25), Chile (10), Canada (5), Argentina (5) and Ireland (2). There were a further four jurisdictions with one active case only. Out of the 107 active individual tobacco related personal injury claims, two have received unfavourable verdicts in either the court of first instance or on appeal. The total value of those unfavourable verdicts is approximately €801,954 (approximately £719,819 or US$916,750).

Non-Tobacco Related Litigation

Croatian Distributor Dispute

79.

BAT Hrvatska d.o.o u likvidaciji and British American Tobacco Investments (Central and Eastern Europe) Limited are named as defendants in a claim by Mr Perica received on 22 August 2017 and brought before the commercial court of Zagreb, Croatia. Mr Perica seeks damages of HRK 408,401,866.15 (approximately £49 million or US$63 million) relating to a BAT Standard Distribution Agreement dating from 2005. BAT Hrvatska d.o.o and British American Tobacco Investments (Central and Eastern Europe) Ltd filed a reply to the statement of claim on 6 October 2017. A hearing had been scheduled to take place on 10 May 2018, but it was postponed due to a change of the judge hearing the case. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Zagreb. TDR d.o.o. is also named as the defendant in a claim by Mr Perica received on 30 April 2018 and brought before the commercial court of Zagreb, Croatia. Mr. Perica seeks payment in the amount of HRK 408,401,866.15 (approximately £49 million or US$63 million) claiming that BAT Hrvatska d.o.o. transferred a business unit to TDR d.o.o, thus giving rise to a liability of TDR d.o.o. for the debts incurred by BAT Hrvatska d.o.o, on the basis of the provisions of Croatian civil obligations law. A response to the statement of claim was filed on 30 May 2018. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Pula. Mr Perica filed an appeal against this decision which was rejected by the High Commercial Court of The Republic of Croatia confirming therewith that the competent court to hear this case is the Municipal Court in Pula.

Reynolds American, Inc./Lorillard, Inc. Shareholder Litigation

80.

On 15 July 2014, RAI announced that it had entered into a definitive merger agreement with Lorillard. Inc. (“Lorillard”), whereby RAI would acquire Lorillard in exchange for a combination of cash and RAI stock (the “Lorillard Transaction”). As part of this transaction, the Company executed a Share Purchase Agreement to acquire a sufficient number of RAI’s shares to maintain its approximately 42.2 per cent equity stake in RAI after the merger.

81.

On 8 August 2014, the Company was named as a defendant in an action in state court in North Carolina (Corwin v British American Tobacco PLC) stemming from the announcement of the Lorillard Transaction. The action was brought on behalf of a putative class of RAI’s shareholders alleging that the Company is a controlling shareholder of RAI and breached its fiduciary duty to the other RAI’s shareholders in connection with the Lorillard Transaction. The plaintiff alleges that as part of an equity financing to support the Lorillard Transaction, the Company purchased newly issued RAI stock at an amount alleged to be up to US$920 million (approximately £722 million) below fair value. RAI and the members of the RAI Board of Directors were also named as defendants.

82.

RAI believed that the Corwin action was without merit. However, to eliminate certain burdens, expenses and uncertainties, on 17 January 2015, RAI and the director defendants in Corwin entered into the North Carolina Memorandum of Understanding regarding the settlement of the disclosure claims asserted in that lawsuit. The North Carolina Memorandum of Understanding outlines the terms of the parties’ agreement in principle to settle and release the disclosure claims which were or could have been asserted in Corwin. In consideration of the partial settlement and release, RAI agreed to make certain supplemental disclosures to the Joint Proxy Statement/Prospectus, which it did on 20 January 2015. On 17 February 2016, the trial court approved the partial settlement, including the plaintiff’s unopposed request for US$415,000 (approximately £326,000) in attorneys’ fees and costs. The partial settlement did not affect the consideration paid to Lorillard shareholders in connection with the Lorillard Merger.

83.

On 4 August 2015, the trial court granted the defendants’ motions to dismiss all of the remaining non-disclosure claims. On 28 August 2015, the court dismissed all claims against the Company. Among other things, the court found that the plaintiff had not properly alleged that the Company was a controlling shareholder of RAI and therefore that the Company did not owe a fiduciary duty to RAI’s other shareholders. The plaintiff appealed. On 20 December 2016, the North Carolina Court of Appeals affirmed the trial court’s dismissal of the claims against RAI and RAI’s Board of Directors on the grounds that the plaintiff could not state a direct claim against RAI’s Board of Directors for breach of fiduciary duties. That court reversed the trial court’s judgment with respect to the claims against the Company, finding the allegations that the Company was a controlling shareholder and breached its fiduciary duty to be sufficient to warrant further proceedings for the plaintiff to attempt to prove those allegations with evidence. On 4 January 2017, the Company moved to have the North Carolina Court of Appeals rehear the case en banc, and that motion was denied on 2 February 2017. On 17 February 2017, the Company filed a petition for discretionary review with the North Carolina Supreme Court, which the court allowed on 9 June 2017. On 7 December 2018, after briefing and oral argument, the North Carolina Supreme Court reversed the decision of the Court of Appeals, finding insufficient the plaintiff’s allegations that the Company was a controlling shareholder of RAI and effectively reinstating the trial court’s dismissal of the claims against the Company. On 11 January 2019, the plaintiff filed a petition for rehearing with the North Carolina Supreme Court, which was denied on 30 January 2019.

BAT Annual Report and Form 20-F 2018	205

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

BAT/Reynolds American Inc. Shareholder Litigation

84.

Following the Company’s acquisition of the remaining 57.8% of RAI in July 2017, pursuant to North Carolina law, under which RAI was incorporated, a number of RAI shareholders dissented and asserted their rights to a judicial appraisal of the value of their RAI stock. On 29 November 2017, RAI filed a Complaint for Judicial Appraisal in state court in North Carolina against 20 dissenting shareholders, comprised of three groups of affiliated entities claiming price per share values of US$81.21, US$88.16 and US$94.33 respectively. The complaint asks the court to determine the fair value of the dissenting shareholders’ shares in RAI and any accrued interest. Trial is currently scheduled to be held no earlier than June 2019.

Glo Litigation

85.

On 22 June 2018, an affiliate of Philip Morris International (PMI) commenced proceedings against British American Tobacco Japan, Ltd. in the Japanese courts challenging the manufacture, import and sale of the glo device and of the NeoStik consumable in Japan, claiming that the glo devices directly infringe two Japanese patents that have been issued to the PMI affiliate and that the NeoStik indirectly infringe those patents. Damages for the glo device and NeoStik are claimed in the court filing, to the amount of 100 million yen (approximately £715,650 or US$911,452). PMI has also filed a request for injunction with respect to the glo device. BAT denies infringement and is challenging the validity of the two PMI Japanese patents.

Mozambican IP Litigation

86.

On 19 April 2017, Sociedade Agrícola de Tabacos, Limitada (“SAT”) (a BAT Group company in Mozambique) filed a complaint to the National Inspectorate for Economic Activities (“INAE”), the government body under the Ministry of Industry and Trade, regarding alleged infringements of its registered trademark (“GT”) by GST. INAE subsequently seized the allegedly infringing products (“GS cigarettes”) and fined and ordered GST to discontinue manufacturing products that could infringe SAT’s intellectual property rights. Following INAE’s decision, in July 2017 and March 2018, SAT sought damages via the Judicial Court of Nampula, from GST in the amount of and equivalent to £572,907 (approximately US$730,000) as well as a permanent restraint order in connection with the manufacturing and selling of the allegedly infringing products. The Judicial Court of Nampula (Tribunal Judicial de Nampula) granted the order on an interim basis on 7 August 2017. After hearing the parties, on 5 September 2017, the Court found that no alleged infringement by GST had occurred and removed the interim restraint order, this decision was appealed by SAT and is currently pending a decision. GST filed an application for review against INAE’s initial decision directly to the Minister of Trade and Industry, which reversed the decision of INAE. On 31 December 2018, SAT was notified of GST’s counterclaim against SAT at the Judicial Court of Nampula for damages allegedly sustained as a result of SAT’s complaint to INAE (and INAE’s decision). GST is seeking damages in the amount equivalent to £190 million (approximately US$242 million). On 31 January 2019 SAT filed a formal response to the counterclaim.

Fox River

Background to environmental liabilities arising out of contamination of the Fox River

87.

In Wisconsin, the authorities have identified potentially responsible parties (“PRPs”) to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls (“PCBs”) from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation (“NCR”).

88.

In NCR’s Form 10-K Annual Report for the year ended 31 December 2014, which is the most recent public source available, the total clean-up costs for the Fox River are estimated at US$825 million (approximately £648 million). This estimate is subject to uncertainties and does not include natural resource damages (“NRDs”). Total NRDs may range from US$0 to US$246 million (approximately £0–£193 million).

89.

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

90.

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

91.	The principal terms of the Consent Decree, in summary, are as follows:

a.	NCR will perform and fund all of the remaining Fox River remediation work by itself.

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

92.

The Consent Decree was approved by the District Court in Wisconsin on 23 August 2017. The US Government enforcement action against NCR was terminated as a result of that order. The PRPs’ claims for contribution against NCR were dismissed by order of the District Court in Wisconsin given on 11 October 2017.

93.	On 20 October 2017 P.H. Glatfelter filed an appeal against the approval of the Consent Decree in the US Court of Appeals for the Seventh Circuit.

94.

On 4 January 2019 the US Department of Justice filed a motion for approval of a separate Consent Decree with Georgia-Pacific and P.H. Glatfelter. This Consent Decree settles the allocation of costs of the remaining remediation work on the Fox River and, if approved, will lead to P. H. Glatfelter withdrawing its 20 October 2017 appeal. Approval of this Consent Decree should therefore conclude all current Fox River litigation.

206	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River

95.

NCR has taken the position that, under the terms of a 1998 Settlement Agreement between it, Appvion and Industries and a 2005 arbitration award, Industries and Appvion generally had a joint and several obligation to bear 60 per cent of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs’ contribution claims. BAT has not acknowledged any such liability to NCR and has defences to such claims. Further, under the terms of the Funding Agreement (described above and below) any dispute between Industries and NCR as to the final amount of any NCR claim against Industries in respect of the Fox River (if any) can only be determined at the later of (i) the completion of Fox River remediation works or (ii) the final resolution and exhaustion of all possible appeals in the proceedings against Sequana, PricewaterhouseCoopers LLP (PwC) and other former advisers.

96.

Until May 2012, Appvion and Windward (another former Group subsidiary) paid 60 per cent share of the clean-up costs. and Industries was never required to contribute. Around that time Appvion refused to continue to pay clean-up costs, leading to NCR demanding that Industries pay a 60 per cent share.

97.

Industries commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR (the “English Indemnity Proceedings”) pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of 30 September 2014

98.

On 30 September 2014, Industries entered into the Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (“BTI”) (a wholly owned subsidiary of Industries). Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as an NCR-Appvion arbitration concerning Appvion’s indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up. Under the agreement, NCR has agreed to accept funding by Industries at the lower level of 50 per cent of the ongoing clean-up related costs of the Fox River (rather than the 60 per cent referenced above; this remains subject to an ability to litigate at a later stage the extent of Industries’ liability in relation to Fox River clean-up related costs (including in respect of the 50 per cent of costs that Industries has paid under the Funding Agreement to date). In addition, Windward has contributed US$10 million (approximately £7.8 million) of funding and Appvion has contributed US$25 million (approximately £19.6 million) for Fox River and agreed to contribute US$25 million (approximately £ 19.6 million) for the Kalamazoo River (see further below). Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.

99.

The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana and the former Windward directors (the “Windward Dividend Claim”). That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million (approximately £398 million or US$506 million) in 2008 and €135 million (approximately £121 million or US$154 million) in 2009 (the “Dividend Payments”)

and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the “BAT section 423 Claim”).

100.

A trial of the Windward Dividend Claim and the BAT section 423 Claim took place before the English High Court between February and April 2016. Judgment was handed down by the High Court on 11 July 2016. The Court held that the 2009 Dividend Payment of €135 million (approximately £121 million or US$154 million) was a transaction at an undervalue made with the intention of putting assets beyond the reach of Industries or of otherwise prejudicing Industries’ interests. It therefore contravened Section 423 of the Insolvency Act. The Court dismissed the Windward Dividend Claim. BTI sought permission to appeal in respect of the Judge’s findings in relation to the Windward Dividend Claim. Sequana sought permission to appeal the Judge’s findings in relation to the BAT section 423 claim.

101.

On 13 and 16 January 2017 and 3 February 2017 further hearings took place to determine the precise form of relief to be awarded to Industries and to hear the parties’ applications for permission to appeal. Judgment was handed down on 10 February 2017. In respect of relief, the Court ordered that Sequana must pay BTI an amount up to the full value of the 2009 Dividend plus interest which equates to around US$185 million (approximately £145 million). This figure is subject to increase as interest is continuing to accrue. Sequana must make an initial payment of around US$138.4 million (approximately £108.7 million) and further payments going forward as and when Industries makes payments in respect of clean-up costs. In respect of appeals, the Court granted BTI and Sequana permission to appeal (the “Sequana Claims Appeal”). The Court also granted Sequana a stay in respect of the above payments. The stay was lifted in May 2017.

102.

In February 2017 Sequana entered into a process in France seeking court protection (the “Sauvegarde”). Sequana exited the Sauvegarde in June 2017. To date, Industries has not received any payments from Sequana.

103.

In June 2018, the Court of Appeal heard arguments in the Sequana Claims Appeal. On 6 February 2019 the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay approximately US$185 million (approximately £145 million). The Court of Appeal dismissed BTI’s appeal in relation to the Windward Dividend Claim. The Court of Appeal also dismissed Sequana’s application for permission to appeal the High Court’s costs order in favour of Industries. Sequana therefore remains liable to pay around £10 million (approximately US$12.7 million) in costs to Industries. The Court of Appeal made no order as to the costs of the appeal. All parties to the appeal sought permission from the Court of Appeal for a further appeal to the U.K. Supreme Court. The Court of Appeal refused the applications. Industries and BTI are considering requesting permission to appeal directly from the Supreme Court.

104.

BTI has brought claims against certain of Windward’s former advisers, including Windward’s auditors at the time of the dividend payments, PwC (which claims were also assigned to BTI under the Funding Agreement). The claim was stayed while the Windward Dividends claim and the BAT section 423 Claim were heard. BTI and PwC have agreed that the stay will remain in effect until the Court of Appeal gives judgment in the Sequana Claims Appeal.

BAT Annual Report and Form 20-F 2018	207

Financial Statements

Notes on the Accounts continued

28 Contingent liabilities and financial commitments continued

105.

The sums Industries has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing US litigation. In 2018, Industries paid £25 million (approximately US$32 million) in respect of clean-up costs and is potentially liable for further costs associated with the clean-up. Industries has a provision of £108 million (approximately US$137.5 million) which represents the current best estimate of its exposure – see note 21.

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

108.

A full trial on liability took place in February 2013. On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that broke sales constituted an arrangement for the disposal of hazardous material for the purposes of CERCLA. The decision was based on NCR’s knowledge of the hazards of PCBs from at least 1969. The decision is under appeal.

109.

The second phase of the Kalamazoo trial to determine the apportionment of liability amongst NCR, Georgia-Pacific and the other PRPs (International Paper Company and Weyerhaeuser Company) took place between September and December 2015.

110.

On 29 March 2018, Judge Jonker handed down judgment in respect of around US$55 million (approximately £43 million) of Georgia-Pacific’s past remediation costs. Judge Jonker did not determine the question of future remediation costs. Judge Jonker ordered that NCR pay 40% of Georgia-Pacific’s past costs (around US$22 million (approximately £17.3 million)).

111.

It is anticipated that NCR will look to Industries to pay 60 per cent of any sums it becomes liable to pay to Georgia-Pacific on the basis, it would be asserted, that the river constitutes a “Future Site” for the purposes of the Settlement Agreement. The Funding Agreement described above does not resolve any such claims, but does provide an agreed mechanism pursuant to which any surplus from the valuable recoveries of any third party claims that remains after all Fox River related clean-up costs have been paid and Industries and NCR have been made whole may be applied towards Kalamazoo clean-up costs, in the event that NCR were to be successful in any claim for a portion of them from Industries or Appvion (subject to Appvion’s cap, described below). Industries has defences to any claims made by NCR in relation to the Kalamazoo River. No such claims have been made against Industries.

112.

Industries also anticipates that NCR may seek to recover from Appvion (subject to a cap of US$25 million (approximately £19.7 million)) for “Future Sites” under the Funding Agreement). The basis of the recovery would be the same as any demand NCR may make on Industries. Appvion entered Chapter 11 bankruptcy protection on 1 October 2017. The effect of the Chapter 11 proceedings on Appvion’s liability for Future Sites payments under the Funding Agreement is currently uncertain.

113.

Further hearings have been held before Judge Jonker to determine the final form of the order reflecting this judgment. The parties commenced appeal proceedings against this judgment in July 2018. NCR has agreed an appeal bond with Georgia-Pacific to prevent enforcement of the judgment while it remains subject to appeal. The appeal bond arrangement has been approved by the Court. The timing of any appeal hearing is currently unknown.

114.

The quantum of the clean-up costs for the Kalamazoo River is presently unclear (and the extent of NCR’s liability in respect of such future costs remains unclear pending the outcome of the appeal of Judge Jonker’s 29 March 2018 judgment), but could run into the hundreds of millions of dollars. A witness on behalf of Georgia-Pacific testified in the trial concerning apportionment of liability that the cost of performing future remediation in Operable Unit 5 of the Kalamazoo River was in the order of US$670 million. (approximately £526 million). Operable Unit 5 is the Kalamazoo River itself, as distinct from the other Operable Units which are landfills or other facilities adjoining the Kalamazoo River. Remediation of these other operable Units has largely been completed except for monitoring.

115.

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

Other environmental matters

116.

RAI and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a potentially responsible party (PRP) with third parties under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) with respect to several superfund sites. RAI and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of RAI or its subsidiaries.

Criminal investigations

117.

As previously reported by the Group, it has been investigating, through external legal advisors, allegations of misconduct and has been liaising with the UK’s Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Group, its subsidiaries and associated persons. The Group is cooperating with the SFO’s investigation.

208	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28	Contingent liabilities and financial commitments continued

118.

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

Closed litigation matters

119.

The following matters on which the Company reported in the contingent liabilities and financial commitments note 28 to the Company’s 2017 financial statements have been dismissed, concluded or resolved as noted below:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition
Fontem	USA	R.J. Reynolds Vapor Company	Alleged patent infringement	Settlement agreed on confidential terms
Codacons	Italy	BAT Italia	Smoking and health class action	Supreme Court decision
Investments Indemnity	Japan	British American Tobacco (Investments) Limited	Alleged patent infringement	Settlement agreed on confidential terms
Lights Class Actions	USA	RJRT and B&W	Four Lights class actions	Court ordered dismissal
Parsons Class Action	USA	RJRT and B&W	Smoking and health class action	Court ordered dismissal

General Litigation Conclusion

120.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.

121.

An adverse judgment was entered against one Group company, Imperial, in the Quebec class actions and an appeal has been made. The decision in that appeal is expected to be released on 1 March 2019. As at 27 February 2019, no judgment has been made available by the Court of Appeal, there is no indication of the outcome and, as such, there is no change to the management’s assessment of the outcome of the appeal. The Group continues to recognise the value of the Order for Security as a receivable and with the outcome of the appeal against the substantive decision included as a contingent liability. Subject to the outcome of the judgment, the Group will assess its response and will provide further guidance. If further adverse judgments are entered against any of the Group’s companies in any case, avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in particular quarterly or annual periods could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation.

122.

Having regard to all these matters, with the exception of Fox River and certain Engle progeny cases identified above the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group.

Other contingencies

123.

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

124.

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

125.

ITG Indemnity. In the Divestiture, RAI agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in connection with claims relating to the purchase or use of “blu” brand e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in actions filed after 12 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015. ITG has tendered a number of actions to RAI under the terms of this indemnity, and RAI has, subject to a reservation of rights, agreed to defend and indemnify ITG pursuant to the terms of the indemnity. These claims are substantially similar in nature and extent to claims asserted directly against RJRT in similar actions.

BAT Annual Report and Form 20-F 2018	209

Financial Statements

Notes on the Accounts continued

28	Contingent liabilities and financial commitments continued

126.

Loews Indemnity. In 2008, Loews Corporation (“Loews”), entered into an agreement with Lorillard, Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the “Separation Agreement”. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third-party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’ ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims). Loews is a defendant in three pending product liability actions, each of which is a putative class action. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases. Following the closing of the Lorillard merger, RJRT assumed Lorillard’s obligations under the Separation Agreement as was required under the Separation Agreement.

127.

SFRTI Indemnity. In connection with the 13 January 2016 sale by RAI of the international rights to the Natural American Spirit brand name and associated trademarks, along with SFR Tobacco International GmbH (“SFRTI”) and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV (“JTI Holding”), each of SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before (a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning Natural American Spirit brand products consumed or intended to be consumed outside of the United States and (d) that the Natural American Spirit brand product is natural, organic, or additive free. Under the terms of this indemnity, JTI has requested indemnification from Santa Fe Natural Tobacco Company Germany GmbH (“SFNTCG”) in connection with an audit of SFNTCG relating to transfer pricing for the tax years 2007 to 2010 and 2012 to 2015. SFNTCG contests the audit results. The amount in dispute is approximately €21 million plus interest (approximately £18.8 million or US$24 million).

128.

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

129.	Except as otherwise noted above, RAI is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.

130.

Competition Investigations. There are instances where Group companies are co-operating with relevant national competition authorities, including (amongst others) in the Ukraine and Cyprus, in relation to on-going competition law investigations.

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

The following matters may proceed to litigation:

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of BRL1,630 million (£330 million) to cover tax, interest and penalties.

Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006) Souza Cruz’s appeal was rejected in 2013 although the written judgement of that tribunal was received in 2016. Souza Cruz has appealed the decision. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015, a further reassessment for the same period (2007 and 2008) was raised after the five-year statute of limitation. This has been appealed to the administrative level special chamber.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.

South Africa

In 2011, the South African Revenue Service (SARS) challenged the debt financing of British American Tobacco South Africa (BATSA) and reassessed the years 2006 to 2008. BATSA has objected to and appealed this reassessment. In 2014, SARS also reassessed the years 2009 and 2010. In 2015, BATSA filed formal Notices of Appeal and detailed objection letters against the 2009 and 2010 assessments and has reserved its right to challenge the constitutionality of the assessment at a later date. In 2016, SARS filed a Statement of Grounds of Assessment and BATSA filed its Statement of Grounds of Appeal in early 2017. During 2018 both parties have filed their notices of discovery. Across the period from 2006 to 2010 the reassessments are for ZAR2.1 billion (£116 million) covering both tax and interest.

210	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

28 Contingent liabilities and financial commitments continued

The Netherlands

The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an aggregate net liability across these periods of £902 million covering tax, interest and penalties. The Group has appealed against the assessments in full.

The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary. The Group does not consider it appropriate to make provision for these amounts nor for any potential further amounts which may be assessed in relation to these matters in subsequent years.

While the amounts that may be payable or receivable in relation to tax disputes could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

VAT and duty disputes

Bangladesh

On 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh has reversed the decision of the High Court Division against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. The Attorney General’s Office has 30 days from receipt of the certified Court Order, which remains to be issued, in which to seek a review of this decision.

Egypt

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low price category brands brought by the Egyptian tax authority for approximately £102 million.

Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are under review by the Council of State and hearings are scheduled for 27 March 2019 and 24 April 2019 respectively.

Operating leases

Total future minimum lease payments under non-cancellable operating leases comprise leases where payments fall due:

	2018 £m	2017 £m
Property
Within one year	111	75
Between one and five years	269	183
Beyond five years	137	117
	517	375
Plant and equipment and other
Within one year	66	32
Between one and five years	107	38
	173	70
Total operating lease commitments (note 31)	690	445

Performance guarantees

As part of the acquisition of TDR in 2015, the Group has committed to keeping the manufacturing facility in Kanfanar, Croatia operational for at least five years following completion of the acquisition. A similar commitment for four years following completion was given in respect of the packaging plant in Rovinj, Croatia, which was disposed of in December 2018. The maximum exposure under these guarantees is £46 million (2017: £46 million) of which £1 million relates to the Rovinj plant.

BAT Annual Report and Form 20-F 2018	211

Financial Statements

Notes on the Accounts continued

29 Interests in subsidiaries

Subsidiaries with material non-controlling interests

Non-controlling interests principally arise from the Group’s listed investment in Malaysia (British American Tobacco (Malaysia) Berhad), where the Group held 50% of the listed holding company in 2018, 2017 and 2016. The Group has assessed that it exercises de facto control over Malaysia as it has the practical ability to direct the business through effective control of the company’s board as a result of the Group controlling the largest shareholding block in comparison to other shareholdings which are widely dispersed. Summarised financial information for Malaysia is shown below as required by IFRS 12. As part of the Group’s reporting processes, Malaysia report consolidated financial information for the Malaysia group which has been adjusted to comply with Group accounting policies which may differ to local accounting practice. Goodwill in respect of Malaysia, which arose as a result of the acquisition of the Rothmans group referred to in note 9, has not been included as part of the net assets below. In addition, no adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2018 £m	2017 £m Revised	2016 £m Revised
Revenue	231	237	317
Profit for the year	87	89	129
– Attributable to non-controlling interests	43	44	64
Total comprehensive income	87	87	146
– Attributable to non-controlling interests	43	43	73
Dividends paid to non-controlling interests	(40)	(64)	(59)
Summary net assets:
Non-current assets	16	18	31
Current assets	116	101	103
Non-current liabilities	–	(5)	(4)
Current liabilities	(129)	(120)	(94)
Total equity at the end of the year	3	(6)	36
– Attributable to non-controlling interests	1	(3)	18
Net cash generated from operating activities	86	67	108
Net cash generated in investing activities	(2)	14	45
Net cash used in financing activities	(77)	(86)	(151)
Differences on exchange	1	(1)	1
Increase/(decrease) in net cash and cash equivalents	8	(6)	3
Net cash and cash equivalents at 1 January	2	8	5
Net cash and cash equivalents at 31 December	10	2	8

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised 2017, as explained in notes 1 and 31.

Other shareholdings

The Group holds 92% of the equity shares of PT Bentoel Internasional Investama Tbk (“Bentoel”). In 2011, the Group sold 984 million shares, representing approximately 14% of Bentoel’s share capital, for the purposes of fulfilling certain obligations pursuant to Bapepam LK (Indonesia) takeover regulations. The Group simultaneously entered into a total return swap on 971 million of the shares. In June 2016, the Group and other investors participated in a rights issue by Bentoel, increasing its stake in Bentoel to 92%. Simultaneously, the Group amended the total return swap to take account of an addition 1,684 million shares. The shares subject to the total return swap now represent 7% of Bentoel’s issued capital. While the Group does not have legal ownership of these shares, it retains the risks and rewards associated with them which results in the Group continuing to recognise an effective interest in 99% of Bentoel’s net assets and results.

Refer to note 11 for information on the Group’s 42% investment in Tisak d.d.

212	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information

The following consolidating financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10.

The following condensed consolidating financial information relates to the guarantees of:

–	US$11 billion RAI unsecured notes;

–	US$231 million of Lorillard unsecured notes; and

–	US$17.2 billion of bonds representing the registered portion (99.7%) of a total US$17.25 billion of bonds issued by BATCAP in connection with the acquisition of RAI.

The condensed consolidating financial information has been prepared as a requirement of the Regulation S-X 3-10. All financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group) it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary US GAAP-based financial statements and information.

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. The Group has revised the results for the twelve-month period ended 31 December 2017 and 31 December 2016, as explained in note 31.

(a) RAI and Lorillard unsecured notes

The following condensed consolidating financial information relates to the guarantees of: US$11 billion (2017: US$12.2 billion) RAI unsecured notes (referred to as “RB” below) and US$231 million of Lorillard unsecured notes (referred to as “LB” below). The subsidiaries disclosed below are wholly owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (parent guarantor of RB and LB), referred to as “BAT p.l.c.” in financials below;

b.	R.J. Reynolds Tobacco Company (issuer of LB), referred to as “RJRT” in financials below;

c.	Reynolds American Inc. (issuer of RB, subsidiary guarantor of LB), referred to as “RAI” in financials below;

d.	R.J. Reynolds Tobacco Holdings Inc. (subsidiary guarantor of RB and LB), referred to as “RJRTH” in financials below;

e.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;

f.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and

g.	the BAT Group on a consolidated basis.

BAT Annual Report and Form 20-F 2018	213

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Income Statement

					For the year ended 31 December 2018 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	7,752	–	–	16,959	(219)	24,492
Raw materials and consumables used	–	(662)	–	–	(4,161)	159	(4,664)
Changes in inventories of finished goods and work in progress	–	(4)	–	–	118	–	114
Employee benefit costs	(5)	(169)	(13)	–	(2,822)	4	(3,005)
Depreciation, amortisation and impairment costs	–	(91)	–	–	(947)	–	(1,038)
Other operating income	–	3	22	–	3,847	(3,787)	85
Loss on reclassification from amortised cost to fair value	–	–	–	–	(3)	–	(3)
Other operating expenses	(124)	(6,579)	(17)	–	(3,819)	3,871	(6,668)
(Loss)/profit from operations	(129)	250	(8)	–	9,172	28	9,313
Net finance income/(costs)	95	9	(421)	3	(947)	(120)	(1,381)
Share of post-tax results of associates and joint ventures	–	–	–	–	419	–	419

Profit before taxation	(34)	259	(429)	3	8,644	(92)	8,351
Taxation on ordinary activities	–	(100)	93	1	(2,135)	–	(2,141)
Equity income from subsidiaries	6,210	2,569	3,436	2,755	–	(14,970)	–
Profit for the year	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210
Attributable to:
Owners of the parent	6,176	2,728	3,100	2,759	6,331	(15,062)	6,032
Non-controlling interests	–	–	–	–	178	–	178
	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210

214	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30	Condensed consolidating financial information continued

					Condensed Consolidated Income Statement

					For the year ended 31 December 2017 £m Revised

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	3,459	–	–	16,243	(138)	19,564
Raw materials and consumables used	–	(346)	–	–	(4,286)	112	(4,520)
Changes in inventories of finished goods and work in progress	–	(7)	–	–	(507)	1	(513)
Employee benefit costs	(8)	(117)	(35)	(2)	(2,525)	8	(2,679)
Depreciation, amortisation and impairment costs	–	(28)	–	–	(874)	–	(902)
Other operating income	–	7	34	–	1,859	(1,756)	144
Other operating expenses	(101)	(2,889)	(6)	–	(3,499)	1,813	(4,682)
(Loss)/profit from operations	(109)	79	(7)	(2)	6,411	40	6,412
Net finance income/(costs)	3	11	(190)	9	(908)	(19)	(1,094)
Share of post-tax results of associates and joint ventures	–	–	–	–	24,209	–	24,209

Profit before taxation	(106)	90	(197)	7	29,712	21	29,527
Taxation on ordinary activities	–	(240)	61	(3)	8,311	–	8,129
Equity income from subsidiaries	37,656	3,870	4,259	3,893	–	(49,678)	–
Profit for the year	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656
Attributable to:
Owners of the parent	37,550	3,720	4,123	3,897	37,852	(49,657)	37,485
Non-controlling interests	–	–	–	–	171	–	171
	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656

BAT Annual Report and Form 20-F 2018	215

Financial Statements

Notes on the Accounts continued

30	Condensed consolidating financial information continued

					Condensed Consolidated Income Statement

					For the year ended 31 December 2016 £m Revised

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	–	–	–	14,130	–	14,130
Raw materials and consumables used	–	–	–	–	(3,777)	–	(3,777)
Changes in inventories of finished goods and work in progress	–	–	–	–	44	–	44
Employee benefit costs	(7)	–	–	–	(2,274)	7	(2,274)
Depreciation, amortisation and impairment costs	–	–	–	–	(607)	–	(607)
Other operating income	–	–	–	–	176	–	176
Other operating expenses	(75)	–	–	–	(3,037)	75	(3,037)
(Loss)/profit from operations	(82)	–	–	–	4,655	82	4,655
Net finance (costs)/income	(54)	–	–	–	(637)	54	(637)
Share of post-tax results of associates and joint ventures	–	–	–	–	2,227	–	2,227

Profit before taxation	(136)	–	–	–	6,245	136	6,245
Taxation on ordinary activities	–	–	–	–	(1,406)	–	(1,406)
Equity income from subsidiaries	4,839	–	–	–	–	(4,839)	–
Profit for the year	4,703	–	–	–	4,839	(4,703)	4,839
Attributable to:
Owners of the parent	4,703	–	–	–	4,648	(4,703)	4,648
Non-controlling interests	–	–	–	–	191	–	191
	4,703	–	–	–	4,839	(4,703)	4,839

216	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30	Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

					For the year ended 31 December 2018 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210
Other comprehensive income/(expense) Items that may be reclassified subsequently to profit or loss:	–	–	–	–	3,099	–	3,099
Differences on exchange	–	–	–	–	3,868	–	3,868
Cash flow hedges	–	–	–	–	(41)	–	(41)
Net investment hedges	–	–	–	–	(708)	–	(708)
Associates–share of OCI, net of tax	–	–	–	–	(38)	–	(38)
Tax on items that may be reclassified	–	–	–	–	18	–	18
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	115	–	115
Retirement benefit schemes	–	–	–	–	142	–	142
Associates – share of OCI, net of tax	–	–	–	–	6	–	6
Tax on items that will not be reclassified	–	–	–	–	(33)	–	(33)

Total other comprehensive income for the year, net of tax	–	–	–	–	3,214	–	3,214
Share of subsidiaries OCI (other reserves)	115	–	–	–	–	(115)	–
Share of subsidiaries OCI (retained earnings)	3,099	–	–	–	–	(3,099)	–
Total comprehensive income/ (expense) for the year, net of tax	9,390	2,728	3,100	2,759	9,723	(18,276)	9,424
Attributable to:
Owners of the parent	9,390	2,728	3,100	2,759	9,538	(18,276)	9,239
Non-controlling interests	–	–	–	–	185	–	185
	9,390	2,728	3,100	2,759	9,723	(18,276)	9,424

BAT Annual Report and Form 20-F 2018	217

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

	For the year ended 31 December 2017 £m Revised

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656
Other comprehensive income/(expense) Items that may be reclassified subsequently to profit or loss:	–	–	–	–	(3,809)	–	(3,809)
Differences on exchange	–	–	–	–	(3,084)	–	(3,084)
Cash flow hedges	–	–	–	–	(171)	–	(171)
Investments held at fair value	–	–	–	–	(27)	–	(27)
Net investment hedges	–	–	–	–	357	–	357
Associates – share of OCI, net of tax	–	–	–	–	(918)	–	(918)
Tax on items that may be reclassified	–	–	–	–	34	–	34
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	681	–	681
Retirement benefit schemes	–	–	–	–	827	–	827
Associates–share of OCI, net of tax	–	–	–	–	25	–	25
Tax on items that will not be reclassified	–	–	–	–	(171)	–	(171)

Total other comprehensive expense for the year, net of tax	–	–	–	–	(3,128)	–	(3,128)
Share of subsidiaries OCI (other reserves)	681	–	–	–	–	(681)	–
Share of subsidiaries OCI (retained earnings)	(3,809)	–	–	–	–	3,809	–
Total comprehensive income/ (expense) for the year, net of tax	34,422	3,720	4,123	3,897	34,895	(46,529)	34,528
Attributable to:
Owners of the parent	34,422	3,720	4,123	3,897	34,728	(46,529)	34,361
Non-controlling interests	–	–	–	–	167	–	167
	34,422	3,720	4,123	3,897	34,895	(46,529)	34,528

218	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

	For the year ended 31 December 2016 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	4,703	–	–	–	4,839	(4,703)	4,839
Other comprehensive income/(expense) Items that may be reclassified subsequently to profit or loss:	–	–	–	–	1,760	–	1,760
Differences on exchange	–	–	–	–	1,270	–	1,270
Cash flow hedges	–	–	–	–	55	–	55
Net investment hedges	–	–	–	–	(961)	–	(961)
Associates – share of OCI, net of tax	–	–	–	–	1,415	–	1,415
Tax on items that may be reclassified	–	–	–	–	(19)	–	(19)
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	(173)	–	(173)
Retirement benefit schemes	–	–	–	–	(229)	–	(229)
Associates–share of OCI, net of tax	–	–	–	–	20	–	20
Tax on items that will not be reclassified	–	–	–	–	36	–	36

Total other comprehensive income for the year, net of tax	–	–	–	–	1,587	–	1,587
Share of subsidiaries OCI (other reserves)	(173)	–	–	–	–	173	–
Share of subsidiaries OCI (retained earnings)	1,760	–	–	–	–	(1,760)	–
Total comprehensive income/ (expense) for the year, net of tax	6,290	–	–	–	6,426	(6,290)	6,426
Attributable to:
Owners of the parent	6,290	–	–	–	6,180	(6,290)	6,180
Non-controlling interests	–	–	–	–	246	–	246
	6,290	–	–	–	6,426	(6,290)	6,426

BAT Annual Report and Form 20-F 2018	219

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Balance Sheet

	As at 31 December 2018 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Intangible assets	–	2,935	–	7,737	113,342	(1)	124,013
Property, plant and equipment	–	763	1	–	4,402	–	5,166
Investments in subsidiaries	32,543	21,368	30,625	19,636	–	(104,172)	–
Investments in associates and joint ventures	–	–	–	–	1,737	–	1,737
Retirement benefit assets	–	–	–	–	1,147	–	1,147
Deferred tax assets	–	521	17	4	(198)	–	344
Trade and other receivables	–	5	464	32	762	(578)	685
Investments held at fair value	–	–	–	–	39	–	39
Derivative financial instruments	–	–	–	–	556	–	556
Total non-current assets	32,543	25,592	31,107	27,409	121,787	(104,751)	133,687
Inventories	–	711	–	–	5,319	(1)	6,029
Income tax receivable	–	–	–	–	74	–	74
Trade and other receivables	7,306	1,102	820	59	4,431	(10,130)	3,588
Investments held at fair value	–	–	–	–	178	–	178
Derivative financial instruments	–	–	–	–	179	–	179
Cash and cash equivalents	6	–	–	–	2,602	(6)	2,602
	7,312	1,813	820	59	12,783	(10,137)	12,650
Assets classified as held-for-sale	–	–	–	–	5	–	5
Total current assets	7,312	1,813	820	59	12,788	(10,137)	12,655
Total assets	39,855	27,405	31,927	27,468	134,575	(114,888)	146,342
Equity – capital and reserves
Share capital	614	14,948	14,348	22,586	1,921	(53,803)	614
Share premium, capital redemption and merger reserves	22,854	–	–	–	28,755	(25,003)	26,606
Other reserves	204	(46)	(44)	(46)	(335)	(66)	(333)
Retained earnings	11,291	8,420	6,853	4,888	36,974	(29,869)	38,557
Owners of the parent	34,963	23,322	21,157	27,428	67,315	(108,741)	65,444
Non-controlling interests	–	–	–	–	244	–	244
Total equity	34,963	23,322	21,157	27,428	67,559	(108,741)	65,688
Liabilities
Borrowings	1,571	126	8,140	–	35,018	(1,571)	43,284
Retirement benefit liabilities	–	853	53	18	741	–	1,665
Deferred tax liabilities	–	–	–	–	17,776	–	17,776
Other provisions for liabilities	1	1	–	–	330	(1)	331
Trade and other payables	8	15	89	–	1,529	(586)	1,055
Derivative financial instruments	–	–	–	–	214	–	214
Total non-current liabilities	1,580	995	8,282	18	55,608	(2,158)	64,325
Borrowings	2,062	98	1,573	–	3,497	(3,005)	4,225
Income tax payable	–	8	133	–	712	–	853
Other provisions for liabilities	–	20	–	–	298	–	318
Trade and other payables	1,248	2,962	782	22	6,599	(982)	10,631
Derivative financial instruments	2	–	–	–	302	(2)	302
Total current liabilities	3,312	3,088	2,488	22	11,408	(3,989)	16,329
Total equity and liabilities	39,855	27,405	31,927	27,468	134,575	(114,888)	146,342

220	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Balance Sheet

	As at 31 December 2017 £m Revised

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Intangible assets	–	2,780	–	7,284	107,722	(1)	117,785
Property, plant and equipment	–	677	2	–	4,203	–	4,882
Investments in subsidiaries	58,255	17,217	29,165	18,972	–	(123,609)	–
Investments in associates and joint ventures	–	–	–	–	1,577	–	1,577
Retirement benefit assets	–	–	–	–	1,123	–	1,123
Deferred tax assets	–	320	16	4	(7)	–	333
Trade and other receivables	–	23	860	42	826	(995)	756
Investments held at fair value	–	–	–	–	42	–	42
Derivative financial instruments	–	–	–	–	590	–	590
Total non-current assets	58,255	21,017	30,043	26,302	116,076	(124,605)	127,088
Inventories	–	721	–	–	5,144	(1)	5,864
Income tax receivable	–	–	339	–	121	–	460
Trade and other receivables	7,365	–	571	9	5,725	(9,617)	4,053
Investments held at fair value	–	–	–	–	65	–	65
Derivative financial instruments	–	–	–	–	228	–	228
Cash and cash equivalents	5	2	2	–	3,287	(5)	3,291
	7,370	723	912	9	14,570	(9,623)	13,961
Assets classified as held-for-sale	–	–	–	–	5	–	5
Total current assets	7,370	723	912	9	14,575	(9,623)	13,966
Total assets	65,625	21,740	30,955	26,311	130,651	(134,228)	141,054
Equity – capital and reserves
Share capital	614	14,070	13,509	21,260	1,297	(50,136)	614
Share premium, capital redemption and merger reserves	22,939	–	–	–	26,602	(22,939)	26,602
Other reserves	805	(25)	(24)	(24)	(3,392)	(732)	(3,392)
Retained earnings	36,511	5,128	6,276	5,055	37,434	(53,469)	36,935
Owners of the parent	60,869	19,173	19,761	26,291	61,941	(127,276)	60,759
Non-controlling interests	–	–	–	–	222	–	222
Total equity	60,869	19,173	19,761	26,291	62,163	(127,276)	60,981
Liabilities
Borrowings	1,571	186	8,212	–	35,629	(1,571)	44,027
Retirement benefit liabilities	–	926	42	20	833	–	1,821
Deferred tax liabilities	–	–	–	–	17,129	–	17,129
Other provisions for liabilities	–	1	–	–	353	–	354
Trade and other payables	8	18	102	–	1,933	(1,003)	1,058
Derivative financial instruments	–	–	–	–	79	–	79
Total non-current liabilities	1,579	1,131	8,356	20	55,956	(2,574)	64,468
Borrowings	2,058	40	1,009	–	4,374	(2,058)	5,423
Income tax payable	–	23	–	–	697	–	720
Other provisions for liabilities	–	4	–	–	395	–	399
Trade and other payables	1,119	1,369	1,829	–	6,911	(2,320)	8,908
Derivative financial instruments	–	–	–	–	155	–	155
Total current liabilities	3,177	1,436	2,838	–	12,532	(4,378)	15,605
Total equity and liabilities	65,625	21,740	30,955	26,311	130,651	(134,228)	141,054

BAT Annual Report and Form 20-F 2018	221

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Cash Flow Statement

	Year ended 31 December 2018 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in)/generated from operating activities	(45)	1,670	349	(7)	8,249	79	10,295
Net cash generated from/(used in) investing activities	187	3,039	4,280	3,366	(877)	(11,016)	(1,021)
Net cash (used in)/generated from financing activities	(140)	(4,711)	(4,631)	(3,359)	(11,391)	14,602	(9,630)
Net cash flows generated from/(used in) operating, investing and financing activities	2	(2)	(2)	–	(4,019)	3,665	(356)
Differences on exchange	(1)	–	–	–	(138)	1	(138)
Increase/(decrease) in net cash and cash equivalents in the year	1	(2)	(2)	–	(4,157)	3,666	(494)
Net cash and cash equivalents at 1 January*	5	2	2	–	2,813	–	2,822
Net cash and cash equivalents at 31 December	6	–	–	–	(1,344)	3,666	2,328

	Condensed Consolidated Cash Flow Statement

	Year ended 31 December 2017 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non- guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in)/generated from operating activities	(12)	(1,860)	(270)	(11)	7,488	12	5,347
Net cash generated from/(used in) investing activities	2	(88)	1,116	1	(19,512)	(63)	(18,544)
Net cash generated from/(used in) financing activities	10	1,950	(844)	10	21,030	(7,397)	14,759
Net cash flows generated from/(used in) operating, investing and financing activities	–	2	2	–	9,006	(7,448)	1,562
Differences on exchange	–	–	–	–	(391)	–	(391)
Increase/(decrease) in net cash and cash equivalents in the year	–	2	2	–	8,615	(7,448)	1,171
Net cash and cash equivalents at 1 January*	5	–	–	–	1,646	–	1,651
Net cash and cash equivalents at 31 December	5	2	2	–	10,261	(7,448)	2,822

222	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Cash Flow Statement

	Year ended 31 December 2016 £m

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Net cash (used in)/generated from operating activities	(23)	–	–	–	4,610	23	4,610
Net cash generated from/(used in) investing activities	24	–	–	–	(571)	(93)	(640)
Net cash generated from/(used in) financing activities	–	–	–	–	1,746	(5,975)	(4,229)
Net cash flows generated from/(used in) operating, investing and financing activities	1	–	–	–	5,785	(6,045)	(259)
Differences on exchange	1	–	–	–	179	–	180
Increase/(decrease) in net cash and cash equivalents in the year	2	–	–	–	5,964	(6,045)	(79)
Net cash and cash equivalents at 1 January*	3	–	–	–	1,727	–	1,730
Net cash and cash equivalents at 31 December	5	–	–	–	7,691	(6,045)	1,651

*	The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuers, subsidiary guarantors and non-guarantor subsidiaries.

(b) BATCAP bonds

The following condensed consolidating financial information is in respect of US$17.2 billion of bonds representing the registered portion (99.7%) of a total US$17.25 billion principal amount of bonds issued by BATCAP in connection with the exchange offer required by the registration rights agreement entered into in connection with the bond offering related to the acquisition of RAI.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (parent guarantor), referred to as “BAT p.l.c.” in financials below;

b.	B.A.T Capital Corporation (issuer), referred to as “BATCAP” in financials below;

c.	B.A.T. International Finance p.l.c. (subsidiary guarantor), referred to as “BATIF” in the financials below;

d.	British American Tobacco Holdings (The Netherlands) B.V. (subsidiary guarantor), referred to as “BATHTN” in the financials below;

e.	B.A.T. Netherlands Finance B.V. and Reynolds American Inc. (subsidiary guarantors), referred to as “BATNF” and “RAI” respectively in the financials below;

f.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;

g.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and

h.	the BAT Group on a consolidated basis.

The information presented is based on the results for the twelve-month period ended 31 December 2018, and the revised results for the twelve-month period ended 31 December 2017 and 31 December 2016 as explained in notes 1 and 31.

BAT Annual Report and Form 20-F 2018	223

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Income Statement

	Year ended 31 December 2018 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	–	–	–	–	24,492	–	24,492
Raw materials and consumables used	–	–	–	–	–	(4,664)	–	(4,664)
Changes in inventories of finished goods and work in progress	–	–	–	–	–	114	–	114
Employee benefit costs	(5)	–	–	(2)	(13)	(2,990)	5	(3,005)
Depreciation, amortisation and impairment costs	–	–	–	–	–	(1,038)	–	(1,038)
Other operating income	–	–	–	–	22	63	–	85
Loss on reclassification from amortised cost to fair value	–	–	–	–	–	(3)	–	(3)
Other operating expenses	(124)	(3)	(1)	(4)	(17)	(6,643)	124	(6,668)
(Loss)/profit from operations	(129)	(3)	(1)	(6)	(8)	9,331	129	9,313
Net finance income/(costs)	95	239	96	248	(421)	(599)	(1,039)	(1,381)
Share of post-tax results of associates and joint ventures	–	–	–	–	–	419	–	419
Profit before taxation	(34)	236	95	242	(429)	9,151	(910)	8,351
Taxation on ordinary activities	–	(79)	7	1	93	(2,163)	–	(2,141)
Equity income from subsidiaries	6,210	–	–	–	3,436	–	(9,646)	–
Profit for the year	6,176	157	102	243	3,100	6,988	(10,556)	6,210
Attributable to:
Owners of the parent	6,176	157	102	243	3,100	6,810	(10,556)	6,032
Non-controlling interests	–	–	–	–	–	178	–	178
	6,176	157	102	243	3,100	6,988	(10,556)	6,210

224	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Income Statement

	Year ended 31 December 2017 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	–	–	–	–	19,564	–	19,564
Raw materials and consumables used	–	–	–	–	–	(4,520)	–	(4,520)
Changes in inventories of finished goods and work in progress	–	–	–	–	–	(513)	–	(513)
Employee benefit costs	(8)	–	–	(3)	(35)	(2,641)	8	(2,679)
Depreciation, amortisation and impairment costs	–	–	–	–	–	(902)	–	(902)
Other operating income	–	1	–	1	33	109	–	144
Other operating expenses	(101)	(1)	(1)	(2)	(7)	(4,671)	101	(4,682)
(Loss)/profit from operations	(109)	–	(1)	(4)	(9)	6,426	109	6,412
Net finance income/(costs)	3	(62)	(22)	636	(191)	(1,403)	(55)	(1,094)
Share of post-tax results of associates and joint ventures	–	–	–	–	–	24,209	–	24,209
Profit before taxation	(106)	(62)	(23)	632	(200)	29,232	54	29,527
Taxation on ordinary activities	–	10	(40)	4	61	8,094	–	8,129
Equity income from subsidiaries	37,656	–	–	–	4,259	–	(41,915)	–
Profit for the year	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656
Attributable to:
Owners of the parent	37,550	(52)	(63)	636	4,120	37,155	(41,861)	37,485
Non-controlling interests	–	–	–	–	–	171	–	171
	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656

BAT Annual Report and Form 20-F 2018	225

Financial Statements

Notes on the Accounts continued

30	Condensed consolidating financial information continued

	Condensed Consolidated Income Statement

						Year ended 31 December 2016 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
Revenue	–	–	–	–	–	14,130	–	14,130
Raw materials and consumables used	–	–	–	–	–	(3,777)	–	(3,777)
Changes in inventories of finished goods and work in progress	–	–	–	–	–	44	–	44
Employee benefit costs	(7)	–	–	(3)	–	(2,271)	7	(2,274)
Depreciation, amortisation and impairment costs	–	–	–	–	–	(607)	–	(607)
Other operating income	–	–	–	–	–	176	–	176
Other operating expenses	(75)	–	(4)	–	–	(3,033)	75	(3,037)
(Loss)/profit from operations	(82)	–	(4)	(3)	–	4,662	82	4,655
Net finance (costs)/income	(54)	–	1,006	(412)	–	(1,231)	54	(637)
Share of post-tax results of associates and joint ventures	–	–	–	–	–	2,227	–	2,227
Profit before taxation	(136)	–	1,002	(415)	–	5,658	136	6,245
Taxation on ordinary activities	–	–	(2)	65	–	(1,469)	–	(1,406)
Equity income from subsidiaries	4,839	–	–	–	–	–	(4,839)	–
Profit for the year	4,703	–	1,000	(350)	–	4,189	(4,703)	4,839
Attributable to:
Owners of the parent	4,703	–	1,000	(350)	–	3,998	(4,703)	4,648
Non-controlling interests	–	–	–	–	–	191	–	191
	4,703	–	1,000	(350)	–	4,189	(4,703)	4,839

226	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30	Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

							Year ended 31 December 2018 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	6,176	157	102	243	3,100	6,988	(10,556)	6,210
Other comprehensive income/ (expense)
Items that may be reclassified subsequently to profit or loss:	–	(101)	15	–	–	3,185	–	3,099
Differences on exchange	–	–	–	–	–	3,868	–	3,868
Cash flow hedges	–	(101)	15	–	–	45	–	(41)
Net investment hedges	–	–	–	–	–	(708)	–	(708)
Associates–share of OCI, net of tax	–	–	–	–	–	(38)	–	(38)
Tax on items that may be reclassified	–	–	–	–	–	18	–	18
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	–	115	–	115
Retirement benefit schemes	–	–	–	–	–	142	–	142
Associates–share of OCI, net of tax	–	–	–	–	–	6	–	6
Tax on items that will not be reclassified	–	–	–	–	–	(33)	–	(33)
Total other comprehensive (expense)/income for the year, net of tax	–	(101)	15	–	–	3,300	–	3,214
Share of subsidiaries OCI (other reserves)	115	–	–	–	–	–	(115)	–
Share of subsidiaries OCI (retained earnings)	3,099	–	–	–	–	–	(3,099)	–
Total comprehensive income/ (expense) for the year, net of tax	9,390	56	117	243	3,100	10,288	(13,770)	9,424
Attributable to:
Owners of the parent	9,390	56	117	243	3,100	10,103	(13,770)	9,239
Non-controlling interests	–	–	–	–	–	185	–	185
	9,390	56	117	243	3,100	10,288	(13,770)	9,424

BAT Annual Report and Form 20-F 2018	227

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

	Year ended 31 December 2017 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656
Other comprehensive income/(expense) Items that may be reclassified subsequently to profit or loss:	–	(242)	(21)	–	–	(3,546)	–	(3,809)
Differences on exchange	–	–	–	–	–	(3,084)	–	(3,084)
Cash flow hedges	–	(242)	(10)	–	–	81	–	(171)
Investments held at fair value	–	–	–	–	–	(27)	–	(27)
Net investment hedges	–	–	(11)	–	–	368	–	357
Associates–share of OCI, net of tax	–	–	–	–	–	(918)	–	(918)
Tax on items that may be reclassified	–	–	–	–	–	34	–	34
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	–	681	–	681
Retirement benefit schemes	–	–	–	–	–	827	–	827
Associates–share of OCI, net of tax	–	–	–	–	–	25	–	25
Tax on items that will not be reclassified	–	–	–	–	–	(171)	–	(171)
Total other comprehensive (expense)/income for the year, net of tax	–	(242)	(21)	–	–	(2,865)	–	(3,128)
Share of subsidiaries OCI (other reserves)	681	–	–	–	–	–	(681)	–
Share of subsidiaries OCI (retained earnings)	(3,809)	–	–	–	–	–	3,809	–
Total comprehensive income/(expense) for the year, net of tax	34,422	(294)	(84)	636	4,120	34,461	(38,733)	34,528
Attributable to:
Owners of the parent	34,422	(294)	(84)	636	4,120	34,294	(38,733)	34,361
Non-controlling interests	–	–	–	–	–	167	–	167
	34,422	(294)	(84)	636	4,120	34,461	(38,733)	34,528

228	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Statement of Comprehensive Income

	Year ended 31 December 2016 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
Profit for the year	4,703	–	1,000	(350)	–	4,189	(4,703)	4,839
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	–	–	(397)	–	–	2,157	–	1,760
Differences on exchange	–	–	–	–	–	1,270	–	1,270
Cash flow hedges	–	–	5	–	–	50	–	55
Net investment hedges	–	–	(402)	–	–	(559)	–	(961)
Associates–share of OCI, net of tax	–	–	–	–	–	1,415	–	1,415
Tax on items that may be reclassified	–	–	–	–	–	(19)	–	(19)
Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	–	(173)	–	(173)
Retirement benefit schemes	–	–	–	–	–	(229)	–	(229)
Associates–share of OCI, net of tax	–	–	–	–	–	20	–	20
Tax on items that will not be reclassified	–	–	–	–	–	36	–	36
Total other comprehensive (expense)/income for the year, net of tax	–	–	(397)	–	–	1,984	–	1,587
Share of subsidiaries OCI (other reserves)	(173)	–	–	–	–	–	173	–
Share of subsidiaries OCI (retained earnings)	1,760	–	–	–	–	–	(1,760)	–
Total comprehensive income/ (expense) for the year, net of tax	6,290	–	603	(350)	–	6,173	(6,290)	6,426
Attributable to:
Owners of the parent	6,290	–	603	(350)	–	5,927	(6,290)	6,180
Non-controlling interests	–	–	–	–	–	246	–	246
	6,290	–	603	(350)	–	6,173	(6,290)	6,426

BAT Annual Report and Form 20-F 2018	229

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Balance Sheet
	As at 31 December 2018 £m
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Intangible assets	–	–	–	–	–	124,013	–	124,013
Property, plant and equipment	–	–	–	–	1	5,165	–	5,166
Investments in subsidiaries	32,543	–	718	3,732	30,625	–	(67,618)	–
Investments in associates and joint ventures	–	–	–	–	–	1,737	–	1,737
Retirement benefit assets	–	–	–	15	–	1,132	–	1,147
Deferred tax assets	–	74	–	–	17	253	–	344
Trade and other receivables	–	15,707	21,911	–	464	(38,343)	946	685
Investments held at fair value	–	–	–	–	–	39	–	39
Derivative financial instruments	–	–	708	–	–	(7)	(145)	556
Total non-current assets	32,543	15,781	23,337	3,747	31,107	93,989	(66,817)	133,687
Inventories	–	–	–	–	–	6,029	–	6,029
Income tax receivable	–	–	–	–	–	74	–	74
Trade and other receivables	7,306	2,567	19,576	15	820	(13,626)	(13,070)	3,588
Investments held at fair value	–	–	–	–	–	178	–	178
Derivative financial instruments	–	–	405	–	–	(215)	(11)	179
Cash and cash equivalents	6	9	56	–	–	2,537	(6)	2,602
	7,312	2,576	20,037	15	820	(5,023)	(13,087)	12,650
Assets classified as held-for-sale	–	–	–	–	–	5	–	5
Total current assets	7,312	2,576	20,037	15	820	(5,018)	(13,087)	12,655
Total assets	39,855	18,357	43,374	3,762	31,927	88,971	(79,904)	146,342
Equity – capital and reserves
Share capital	614	–	231	91	14,348	614	(15,284)	614
Share premium, capital redemption and merger reserves	22,854	30	–	3,401	–	33,562	(33,241)	26,606
Other reserves	204	(195)	(1,091)	363	(44)	(333)	763	(333)
Retained earnings	11,291	105	2,841	(100)	6,853	38,557	(20,990)	38,557
Owners of the parent	34,963	(60)	1,981	3,755	21,157	72,400	(68,752)	65,444
Non-controlling interests	–	–	–	–	–	244	–	244
Total equity	34,963	(60)	1,981	3,755	21,157	72,644	(68,752)	65,688
Liabilities
Borrowings	1,571	15,599	18,450	–	8,140	(1,422)	946	43,284
Retirement benefit liabilities	–	–	–	–	53	1,612	–	1,665
Deferred tax liabilities	–	–	30	4	–	17,742	–	17,776
Other provisions for liabilities	1	–	–	–	–	331	(1)	331
Trade and other payables	8	–	4	–	89	962	(8)	1,055
Derivative financial instruments	–	145	217	–	–	(3)	(145)	214
Total non-current liabilities	1,580	15,744	18,701	4	8,282	19,222	792	64,325
Borrowings	2,062	2,637	22,293	1	1,573	(12,519)	(11,822)	4,225
Income tax payable	–	2	–	–	133	718	–	853
Other provisions for liabilities	–	–	–	–	–	318	–	318
Trade and other payables	1,248	25	30	2	782	8,677	(133)	10,631
Derivative financial instruments	2	9	369	–	–	(89)	11	302
Total current liabilities	3,312	2,673	22,692	3	2,488	(2,895)	(11,944)	16,329
Total equity and liabilities	39,855	18,357	43,374	3,762	31,927	88,971	(79,904)	146,342

230	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

30 Condensed consolidating financial information continued

	Condensed Consolidated Balance Sheet
	As at 31 December 2017 £m
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
Assets
Intangible assets	–	–	–	–	–	117,785	–	117,785
Property, plant and equipment	–	–	–	–	2	4,880	–	4,882
Investments in subsidiaries	58,255	–	718	3,687	29,165	–	(91,825)	–
Investments in associates and joint ventures	–	–	–	–	–	1,577	–	1,577
Retirement benefit assets	–	–	–	52	–	1,071	–	1,123
Deferred tax assets	–	49	–	–	16	268	–	333
Trade and other receivables	–	14,787	12,333	–	860	(27,699)	475	756
Investments held at fair value	–	–	–	–	–	42	–	42
Derivative financial instruments	–	68	594	–	–	(4)	(68)	590
Total non-current assets	58,255	14,904	13,645	3,739	30,043	97,920	(91,418)	127,088
Inventories	–	–	–	–	–	5,864	–	5,864
Income tax receivable	–	–	–	–	339	121	–	460
Trade and other receivables	7,365	56	30,789	24	569	(25,490)	(9,260)	4,053
Investments held at fair value	–	–	–	–	–	65	–	65
Derivative financial instruments	–	–	339	–	–	(111)	–	228
Cash and cash equivalents	5	122	750	–	2	2,417	(5)	3,291
	7,370	178	31,878	24	910	(17,134)	(9,265)	13,961
Assets classified as held-for-sale	–	–	–	–	–	5	–	5
Total current assets	7,370	178	31,878	24	910	(17,129)	(9,265)	13,966
Total assets	65,625	15,082	45,523	3,763	30,953	80,791	(100,683)	141,054
Equity – capital and reserves
Share capital	614	–	231	91	13,509	614	(14,445)	614
Share premium, capital redemption and merger reserves	22,939	258	–	3,401	–	22,943	(22,939)	26,602
Other reserves	805	(129)	(1,106)	322	(25)	(3,427)	168	(3,392)
Retained earnings	36,511	(52)	2,741	(75)	6,275	46,032	(54,497)	36,935
Owners of the parent	60,869	77	1,866	3,739	19,759	66,162	(91,713)	60,759
Non-controlling interests	–	–	–	–	–	222	–	222
Total equity	60,869	77	1,866	3,739	19,759	66,384	(91,713)	60,981
Liabilities
Borrowings	1,571	14,783	19,873	–	8,212	(1,364)	952	44,027
Retirement benefit liabilities	–	–	–	–	42	1,779	–	1,821
Deferred tax liabilities	–	–	38	13	–	17,078	–	17,129
Other provisions for liabilities	–	–	–	–	–	354	–	354
Trade and other payables	8	–	4	–	102	952	(8)	1,058
Derivative financial instruments	–	–	158	–	–	(11)	(68)	79
Total non-current liabilities	1,579	14,783	20,073	13	8,356	18,788	876	64,468
Borrowings	2,058	160	23,290	1	1,009	(11,408)	(9,687)	5,423
Income tax payable	–	2	–	7	–	711	–	720
Other provisions for liabilities	–	–	–	1	–	398	–	399
Trade and other payables	1,119	54	8	2	1,829	6,049	(153)	8,908
Derivative financial instruments	–	6	286	–	–	(131)	(6)	155
Total current liabilities	3,177	222	23,584	11	2,838	(4,381)	(9,846)	15,605
Total equity and liabilities	65,625	15,082	45,523	3,763	30,953	80,791	(100,683)	141,054

BAT Annual Report and Form 20-F 2018	231

Financial Statements

Notes on the Accounts continued

30 Condensed consolidating financial information continued

	Condensed Consolidated Cash Flow Statement

					Year ended 31 December 2018 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in)/generated from operating activities	(45)	(81)	19	(13)	349	10,025	41	10,295
Net cash generated from/(used in) investing activities	187	946	709	2	4,280	(6,853)	(292)	(1,021)
Net cash (used in)/generated from financing activities	(140)	(980)	(1,355)	11	(4,631)	(3,663)	1,128	(9,630)
Net cash flows generated from/(used in) operating, investing and financing activities	2	(115)	(627)	–	(2)	(491)	877	(356)
Differences on exchange	(1)	2	34	–	–	(173)	–	(138)
Increase/(decrease) in net cash and cash equivalents in the year	1	(113)	(593)	–	(2)	(664)	877	(494)
Net cash and cash equivalents at 1 January*	5	122	558	–	2	2,135	–	2,822
Net cash and cash equivalents at 31 December	6	9	(35)	–	–	1,471	877	2,328

	Condensed Consolidated Cash Flow Statement

					Year ended 31 December 2017 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in)/generated from operating activities	(12)	67	10	69	(270)	5,470	13	5,347
Net cash generated from/(used in) investing activities	2	113	350	–	1,116	(20,020)	(105)	(18,544)
Net cash generated from/(used in) financing activities	10	(52)	237	(69)	(844)	22,772	(7,295)	14,759
Net cash flows generated from/(used in) operating, investing and financing activities	–	128	597	–	2	8,222	(7,387)	1,562
Differences on exchange	–	(6)	15	–	–	(400)	–	(391)
Increase/(decrease) in net cash and cash equivalents in the year	–	122	612	–	2	7,822	(7,387)	1,171
Net cash and cash equivalents at 1 January*	5	–	(56)	–	–	1,702	–	1,651
Net cash and cash equivalents at 31 December	5	122	556	–	2	9,524	(7,387)	2,822

	Condensed Consolidated Cash Flow Statement

						Year ended 31 December 2016 £m

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
Net cash (used in)/generated from operating activities	(23)	–	(8)	20	–	4,598	23	4,610
Net cash generated from/(used in) investing activities	24	–	406	2,811	–	(3,788)	(93)	(640)
Net cash generated from/(used in) financing activities	–	–	2,073	(2,813)	–	2,486	(5,975)	(4,229)
Net cash flows generated from/(used in) operating, investing and financing activities	1	–	2,471	18	–	3,296	(6,045)	(259)
Differences on exchange	1	–	(42)	–	–	221	–	180
Increase/(decrease) in net cash and cash equivalents in the year	2	–	2,429	18	–	3,517	(6,045)	(79)
Net cash and cash equivalents at 1 January*	3	–	261	–	–	1,466	–	1,730
Net cash and cash equivalents at 31 December	5	–	2,690	18	–	4,983	(6,045)	1,651

*	The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuers, subsidiary guarantors and non-guarantor subsidiaries.

232	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

31 Accounting policy changes and regional restructure

Revisions to previously issued consolidated financial statements

Adoption of IFRS 15

With effect from 1 January 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers. In the 2018 financial statements the Group has fully revised prior periods, as permitted by the Standard, to ensure comparability of the income statement across prior periods. This standard requires certain payments to indirect customers, previously shown as marketing expenses, to be shown as deductions from revenue. This has reduced previously reported revenue for the year ended 31 December 2017 by £664 million (2016: £621 million), with a corresponding reduction in operating costs. In addition, due to the timing of the recognition of certain payments to indirect customers, previously reported revenue and operating profit for the twelve months ended 31 December 2017 has been reduced by a further £64 million (2016: £nil million). The impact on the Group Balance Sheet is disclosed below. In addition the above has also had an incidental impact on revenue policy included in note 1, note 2, note 6, note 7, note 13, note 19, note 22, note 29 and note 30(a).

Segment revision

In connection with the acquisition of RAI, the Group has revised its organisational structure. RAI is reported as a separate region (United States). The markets which previously comprised EEMEA merged with the Americas, Western Europe and Asia-Pacific to form three new regions. The markets in the Middle East merged with Asia-Pacific to form the Asia-Pacific and Middle East region (APME). The markets in East and Central Africa, West Africa and Southern Africa merged with the Americas region to form the Americas and Sub-Saharan Africa region (AMSSA). The markets in Russia, Ukraine, Caucasus, Central Asia, Belarus, Turkey and North Africa merged with the Western Europe region to form the Europe and North Africa region (ENA).

Accordingly the following disclosures have been revised in these consolidated financials:

–	Note 2 Segmental analyses

–	Note 9 Intangible assets

–	Note 26 Group employees

Adoption of new accounting standards effective 1 January 2018

Adoption of IFRS 9

In addition, with effect from 1 January 2018, the Group has adopted IFRS 9 Financial Instruments with no restatement of prior periods, as permitted by the Standard.

The cumulative impact of adopting the Standard, including the effect of tax entries, has been recognised as a restatement of opening reserves in 2018, and is £38 million, arising from the impairment of financial assets under the expected loss model. A simplified “lifetime expected loss model” is available for balances arising as a result of revenue recognition, by applying a standard rate of provision on initial recognition of trade debtors based upon the Group’s historical experience of credit loss modified by expectations of the future, and increasing this provision to take account of overdue receivables. Applying the requirements of IFRS 9 has resulted in a decrease of trade and other debtors of £45 million as at 1 January 2018.

IFRS 9 also changes the classification and measurement of financial assets. The category of available-for-sale investments (where fair value changes were deferred in reserves until disposal of the investment) has been replaced with the category of financial assets at Fair Value through Profit and Loss (for most investments) and the category of financial assets at Fair Value through Other Comprehensive Income (for qualifying equity investments), and the available-for-sale reserve at 1 January 2018 has been reclassified into retained earnings. In addition, certain loans and receivables which do not meet the measurement tests for amortised cost classification under IFRS 9 have been reclassified as financial assets at Fair Value through Profit and Loss at the same date. The Group has used the term “investments held at fair value” to refer to all of these financial assets both pre- and post- the adoption of IFRS 9.

BAT Annual Report and Form 20-F 2018	233

Financial Statements

Notes on the Accounts continued

31 Accounting policy changes and regional restructure continued

	31 December 2017			Impact of IFRS 9		01 Jan 2018

	Reported £m	Adoption of IFRS 15 £m	Revised £m	Financial assets reclass £m	Expected loss impairment £m	Revised for IFRS 9 £m
Assets
Non-current assets
Deferred tax assets	317	16	333	–	7	340
Trade and other receivables	756	–	756	(2)	–	754
Investments held at fair value	42	–	42	2	–	44
Other	125,957	–	125,957	–	–	125,957
Total non-current assets	127,072	16	127,088	–	7	127,095
Current assets
Trade and other receivables	4,053	–	4,053	(144)	(45)	3,864
Investments held at fair value	65	–	65	144	–	209
Other	9,848	–	9,848	–	–	9,848
Total current assets	13,966	–	13,966	–	(45)	13,921
Total assets	141,038	16	141,054	–	(38)	141,016
Equity
Capital and reserves
Share capital	614	–	614	–	–	614
Share premium, capital redemption and merger reserves	26,602	–	26,602	–	–	26,602
Other reserves	(3,395)	3	(3,392)	(9)	–	(3,401)
Retained earnings	36,983	(48)	36,935	9	(38)	36,906
Owners of the parent	60,804	(45)	60,759	–	(38)	60,721
Non-controlling interests	222	–	222	–	–	222
Total equity	61,026	(45)	60,981	–	(38)	60,943
Liabilities

Non-current liabilities
Other	64,468	–	64,468	–	–	64,468
Total non-current liabilities	64,468	–	64,468	–	–	64,468
Current liabilities
Trade and other payables	8,847	61	8,908	–	–	8,908
Other	6,697	–	6,697	–	–	6,697
Total current liabilities	15,544	61	15,605	–	–	15,605
Total equity and liabilities	141,038	16	141,054	–	(38)	141,016

Adoption of new accounting standards effective 1 January 2019

Adoption of IFRS 16

As set out in note 1, IFRS 16 Leases has mandatory effective date of implementation of 1 January 2019. The distinction between operating leases and finance leases is removed with the effect that virtually all leasing arrangements will be brought on to the balance sheet as financial obligations and ‘right-to-use’ assets.

In adopting IFRS 16, the Group will apply the modified retrospective approach consistently across the Group, with no restatement of prior periods, as permitted by the Standard. On the initial implementation of the Standard, previously recognised operating leases will be capitalised as right-to-use assets and financial liabilities will be recognised at the same initial value. The Group will take advantage of certain practical expedients available under the Standard including:

–	“grandfathering” previously recognised lease arrangements;

–	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

–	assessing whether a lease is onerous prior to applying the Standard;

–	applying hindsight in determining the lease term if the contract contains options to extend or terminate the lease; and

–	not applying the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

234	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

31 Accounting policy changes and regional restructure continued

Going forward, the Group will also adopt several practical expedients under the Standard including:

–	not applying the requirements of IFRS 16 to leases of intangible assets;

–	applying the portfolio approach where appropriate to do so;

–	not applying the recognition and measurement requirements of IFRS 16 to short-term leases and to leases of low-value assets; and

–	not separating non-lease components from lease components (except in the case of property-related leases).

The anticipated impact of the new Standard to the Group’s balance sheet at 1 January 2019, and a reconciliation to reported leasing commitments in note 28, is shown below:

£m
Minimum lease commitments as disclosed in note 28	690
Additional commitments on the exercise of options	28
Low value leases and short-term leases excluded	(24)
Discounted to present value	(132)
To be capitalised as lease liabilities at 1 January 2019	562
Prepaid leases reclassified from receivables	3
To be capitalised as right-to-use assets at 1 January 2019	565

The weighted average incremental borrowing rate applied in discounting lease commitments was 5.76%.

BAT Annual Report and Form 20-F 2018	235

Financial Statements

Group companies and undertakings

This disclosure is made in accordance with Section 409 of the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended by The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015. A full list of subsidiary undertakings, associates and joint ventures and joint operations as defined by IFRS (showing the country of incorporation, effective percentage of equity shares held and full registered office addresses) as at 31 December 2018 is disclosed below.

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

The results of a number of these subsidiary undertakings principally affect the financial statements of the Group. These principal subsidiary undertakings are highlighted in grey and are considered to be the main corporate entities in those countries which, in aggregate, contributed over 76% of the Group revenue and 95% of profit from operations.

Subsidiary Undertakings

Albania
Rruga e Kavajes, Ish Kombinati Ushqimor, Tirana, Albania
British American Tobacco – Albania SH.P.K.
Algeria
Industrial Zone, Cheraga, El Omrane, Ouled Fayet Road, Lot 04 Ilot 789, Algiers, Algeria
British American Tobacco (Algérie) S.P.A. (51%)
Angola
Viana Park, Polo Industrial, Viana, Luanda, Angola
Agrangol Limitada (77%)
British American Tobacco – B.A.T. Angola, Limitada[1]
Fabrica de Tabacos de Cacuso (51%)
SETA, Sarl (98%)
Sociedade Geral de Distribuição e Comércio, Limitada
Sociedade Industrial Tabacos Angola LDA (76.60%)
Sociedade Unificada Tabacos Angola LDA (76.30%)
Argentina
San Martín 140, Floor 14, City of Buenos Aires, Argentina
British American Tobacco Argentina S.A.I.C.y F. (99.98%)
Australia
166 William Street, Woolloomooloo, NSW 2011, Australia
American Cigarette Company (Overseas) Pty. Limited[9]
British American Tobacco (Australasia Holdings) Pty Limited[9]
British American Tobacco Australasia Limited[9]
British American Tobacco Australia Limited[9]
British American Tobacco Australia Overseas Pty Limited[9]
British American Tobacco Australia Services Limited[9]
British American Tobacco Manufacturing Australia Pty Ltd.[9]
Martins of Piccadilly Pty Ltd[9]
Rothmans Asia Pacific Limited[9] #
The Benson & Hedges Company Pty. Limited[9]
The Nelson Tobacco Manufacturing Corporation Pty. Ltd[9]
W.D. & H.O. Wills Holdings Limited[9]
Wills (Pagewood) Pty Limited[9]

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
British-American Tobacco Trading Company Foreign Private Trading Unitary Enterprise
Belgium
Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom
British American Tobacco Holdings Belgium N.V.
Nieuwe Gentsesteenweg 21, 1702 Groot-Bijgaarden, Belgium
British American Tobacco Belgium N.V.
Tabacofina-Vander Elst N.V.
Rue de Koninck 38, 1080 Sint-Jans-Molenbeek, Belgium
British American Tobacco Co-ordination Centre/L.P. Co-ordination Centre VOF
Benin
Cotonou, Lot Numbero H19, Quartiers Les Cocotiers, 01 BP 2520, Benin
British American Tobacco Benin SA
Bolivia
Av. Costanerita No. 71, esq Calle 6, floor 5, Zona de Obrajes, La Paz, Bolivia
BAT Bolivia S.R.L.

236	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Bosnia and Herzegovina
Blajburških žrtava br. 62, Mostar, Bosnia and Herzegovina
TOBACCO PRESS d.o.o. Mostar
Fra Dominka Mandica 24 A, 88220 Široki Brijeg, Bosnia and Herzegovina
IPRESS d.o.o.
Ulica Carice Milice br. 11, 78000 Banja Luka, Bosnia and Herzegovina
British American Tobacco – BAT – BL d.o.o.
ul. Azize Šaćirbegović 1, 71000 Sarajevo-Novo Sarajevo, Bosnia and Herzegovina
TDR d.o.o. Sarajevo
ul. Kolodvorska 12, 71000 Sarajevo-Novo Sarajevo, Bosnia and Herzegovina
iNovine BH d.o.o.
Opresa d.o.o.
ul. Kralja Petra I Karadordevica br. 82, 78000 Banja Luka, Bosnia and Herzegovina
FDBL-B d.o.o. Banja Luka
Botswana
Plot 20774 Broadhurst Industrial Estate, Gaborone, Botswana
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
6th Floor, Bang Hj Ahmad Laksamana Othman, 38-39, Jalan Sultan, Bandar Seri Begawan BS8811, Brunei Darussalam
Commercial Marketers and Distributors Sdn. Bhd. (100%) (50%) ^
Bulgaria
115 M, Tsarigradsko Shose Blvd., Building D, Floor 5, Sofia, Mladost Municipality, 1784, Bulgaria
British American Tobacco Trading EOOD
425, Tsarigradsko Shose Blvd., Warehouse Base 2, Warehouse (205 – 208) – (219 – 222), Pancharevo Municipality, 1000, Sofia, Bulgaria
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
Cambodia
1121 National Road 2, Prek Tanou Village, Sangkat Chak Ang Re Leu, Khan Mean Chey, Phnom Penh, Kingdom of Cambodia
British American Tobacco (Cambodia) Limited (71%)
British American Tobacco (Cambodge) International Limited
Cameroon
Rue Njo Njo, Bonapriso – B.P. 259, Douala, Cameroon
British American Tobacco Cameroun S.A. (99.76%)

Canada
30 Pedigree Court, Brampton, Ontario, L6T 5T8, Canada
Imperial Tobacco Canada Limited
Imperial Tobacco Company Limited
3711 St-Antoine West, Montreal, Quebec, H4C 3P6, Canada
Allan Ramsay and Company Limited
Cameo Inc.
Genstar Corporation[2]
Imperial Brands Limited
Imperial Tobacco Products Limited
Imperial Tobacco Services Inc.
John Player & Sons Limited
Liggett & Myers Tobacco Company of Canada Limited[3]
Marlboro Canada Limited
Medaillon Inc.
45 O’Connor Street, Suite 1500, Ottawa, Ontario, K1P 1A4, Canada
2004969 Ontario Inc.
Cayman Islands
Chile Trident Trust Company (Cayman) Ltd., One Capital Place, PO Box 847, Grand Cayman KY1-1103, Cayman Islands
R.J. Reynolds Tobacco (CI) Co.
Chile
Isidora Goyenechea 3000, Piso 19, Las Condes, Chile
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
British American Tobacco Import SARL
1er étage, Immeuble du Centenaire, Gombe, Kinshasa, Democratic Republic of Congo
BAT Distribution SARL
British American Tobacco Congo SARL
Costa Rica
325 Metros este del Puente de la Firestone, Llorente, Flores, Heredia, Costa Rica
BASS Americas S.A.
BATCCA Park Inversiones Immobiliarias, S.A.
BATCCA Servicios S.A.

BAT Annual Report and Form 20-F 2018	237

Financial Statements

Group companies and undertakings continued

Croatia
Draškovićeva 27, 10000 Zagreb, Croatia
Inovine d.d. (93.42%)
Ivana Lučića 2/a, 10000 Zagreb, Croatia
BAT HRVATSKA d.o.o. u likvidaciji
Obala V. Nazora 1, 52210 Rovinj, Croatia
Adista d.o.o.
TDR d.o.o.
Osječka 2, 33000 Virovitica, Croatia
Hrvatski Duhani d.d. Tobacco Leaf Processing (89.55%)
Cuba
Calle Reyes, No. 6, entre Calzada de Luyanó y Calle Princesa, Municipio 10 de Octubre, Ciudad de La Habana, Cuba
Brascuba Cigarrillos S.A. (50%)
Cyprus
Photiades Business Centre, 5th Floor, 8 Stasinou Avenue, Nicosia, CY-1060, Cyprus
B.A.T (Cyprus) Limited
Rothmans (Middle East) Limited
Czech Republic
Karolinská 654/2, Prague 8 – Karlín, 186 00, Czech Republic
British American Tobacco (Czech Republic), s.r.o.
Denmark
Vester Farimagsgade 19, 1606 Copenhagen, Denmark
British American Tobacco Denmark A/S (House of Prince A/S)
Precis (1789) Denmark A/S
X-International ApS
Djibouti
Rue de Magadiscio, Lot No. 133, Djibouti City, Djibouti
British American Tobacco Djibouti SARL
Egypt
Administrative unit no.1, 5th Floor, Building S2B, Sector A, Downtown Mall Katameya, 5th settlement, New Cairo, Egypt
BETCO for General Services and Marketing LLC
BETCO for Trade and Distribution LLC
British American Tobacco Egypt LLC
British American Tobacco North Africa LLC
Eritrea
P.O. Box 749, 62 Fel Ket Street, Asmara, Eritrea
British American Tobacco (Eritrea) Share Company #
Estonia
Tornimäe 7, 10145 Tallinn, Estonia
British American Tobacco Estonia AS
Ethiopia
Bole Road, TK Building 3rd Floor, Addis Ababa, Ethiopia
Tobacco Marketing Consultants
Fiji
Lady Maria Road, Nabua, Suva, Fiji
British American Tobacco (Fiji) Marketing Pte Limited
Central Manufacturing Company Pte Limited
Rothmans of Pall Mall (Fiji) Pte Limited

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
BATIG Gesellschaft fur Beteiligungen m.b.H.
British American Tobacco (Germany) GmbH
British American Tobacco (Hamburg International) GmbH
British American Tobacco (Industrie) GmbH
Schillerstr. 10, 28195 Bremen, Germany
Chic Deutschland GmbH
Schutterwalder Straße 23, 01458 Ottendorf-Okrilla, Germany
Quantus Beteiligungs – und Beratungsgesellschaft mbH
Ghana
F190/5 Josiah Tongogari Street, Opposite Tante Marie Restaurant, Labone-Accra, Ghana
British American Tobacco Ghana Limited (97.09%)
Greece
27, Ag. Thoma Street, Maroussi, 151 24, Greece
British American Tobacco Hellas S.A.
Guernsey
St. Martin’s House, Le Bordage, St. Peter’s Port, GY1 4AU, Guernsey
Belaire Insurance Company Limited
Guyana
90 Carmichael Street, South Cummingsburg, Georgetown, Guyana
Demerara Tobacco Company Limited (70.25%)
Honduras
Boulevard del Sur, Zona El Cacao, San Pedro Sula, Depart. de Cortés, Honduras
Tabacalera Hondureña S.A. (83.64%)
Hong Kong
11/F, One Pacific Place, 88 Queensway, Hong Kong
British American Tobacco China Investments Limited
Level 30, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong
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
British Cigarette Company (1964) Limited
Hungary
H-1124, Budapest, Csörsz utca 49-51. 3. em., Hungary
BAT Pécsi Dohánygyár Korlátolt Felelosségu Társaság

238	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

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
PT Perusahaan Dagang dan Industri Tresno (100%) (92.48%) ^
PT Bentoel Prima (iv) (100%) (92.48%) ^
Jl. Susanto No. 2B, Ciptomulyo, Sukun, Malang, Jawa Timur 65148 Indonesia
PT Bentoel Distribusi Utama (100%) (92.48%) ^
Iran, Islamic Republic of
No. 2 Saba Boulevard with Africa Boulevard, Tehran, 19667, Islamic Republic of Iran
B.A.T. Pars Company (Private Joint Stock) (99%)
Unit 09, Level 9, 114, Kaj Abadi Street Valiasr, Tehran, 1966916545, Islamic Republic of Iran
TDR Parisian Co
Iraq
Enkawa, Erbil, Kurdistan Region of Iraq
B.A.T. Iraqia Company for Tobacco Trading Limited
Ireland
Suite D, 2nd Floor, The Apex Building, Blackthorn Road, Sandyford Industrial Estate, Dublin 18, Republic of Ireland
Carroll Group Distributors Limited
P.J. Carroll & Company Limited[4]
Rothmans of Pall Mall (Ireland) Limited[5]
Isle of Man
2nd Floor, St Mary’s Court, 20 Hill Street, Douglas, IM1 1EU, Isle of Man
Abbey Investment Company Limited
The Raleigh Investment Company Limited
Tobacco Manufacturers (India) Limited
Italy
Via Amsterdam 147, 00144 Rome, Italy
British American Tobacco Italia S.p.A.
Ivory Coast
Cocody Deux-Plateaux Immeuble Woodin, 28 BP 1551 Abidjan 28, Ivory Coast
British American Tobacco RCI SARL
Marcory, Immeuble Plein Ciel Boulevard VGE – 6 BP 1377, Ivory Coast
Tobacco Marketing Consultant CDI SARL
Jamaica
13A Ripon Road, Kingston 5, Jamaica
Carreras Limited (50.40%)[8]
Sans Souci Development Limited (100%) (50.40%)[8] ^
Sans Souci Limited (100%) (50.40%)[8] ^
Japan
Midtown Tower 20F, 9-7-1 Akasaka, Minato-ku, Tokyo, Japan
British American Tobacco Japan, Ltd.
Jersey
22 Grenville Street, St Helier, JE4 8PX, Jersey
Pathway 5 (Jersey) Limited

Jordan
Salman Quadah Street, Behind Abdoun Mall Opp. Khaled Khreisat Complex, Villa No. (1), Abdoun, Amman, Jordan
British American Tobacco – Jordan Private Shareholding Company Limited[11]
Kazakhstan
240G, Nursultan Nazarbayev avenue, A26F8D4 Almaty, Republic of Kazakhstan
British American Tobacco Kazakhstan Trading LLP
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
Kosovo, Republic of
Llapllaselle p.n., 10500 Gracanicë, Republic of Kosovo
British American Tobacco Kosovo SH.P.K.
Latvia
Mukusalas iela 101, Riga LV-1004, Latvia
British American Tobacco Latvia SIA
Lithuania
J. Galvydžio g. 11-7, LT-08236 Vilnius Lithuania
UAB British American Tobacco Lietuva
Luxembourg
1, Rue Jean Piret, 2350 Luxembourg, Grand Duchy of Luxembourg
British American Tobacco Brands (Switzerland) Limited
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
Malaysia
Level 8, Symphony House, Block D13, Pusat Dagangan Dana 1, Jalan PJU 1A/46, 47301, Petaling Jaya, Selangor Darul Ehsan, Malaysia
British American Tobacco GSD (Kuala Lumpur) Sdn Bhd
Level 11, Sunway Geo Tower, Jalan Lagoon Selatan, Sunway South Quay, Bandar Sunway, 47500 Subang Jaya, Selangor Darul Ehsan, Malaysia
BAT Aspac Service Centre Sdn Bhd
Level 19, Guoco Tower, Damansara City, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia
British American Tobacco Malaysia Foundation[7]
British American Tobacco (Malaysia) Berhad (50%)
Commercial Marketers and Distributors Sdn. Bhd. (100%) (50%) ^
Rothmans Brands Sdn. Bhd. (100%) (50%) ^
Tobacco Importers and Manufacturers Sdn. Bhd. (100%) (50%) ^

BAT Annual Report and Form 20-F 2018	239

Financial Statements

Group companies and undertakings continued

Mali
Djelibougou, Immeuble BASSARO, BP 2065, Bamako – Mali
British American Tobacco (Mali) Sarl
Malta
PM Building, Level 2, Mriehel Industrial Zone, Bone Street, Mriehel, BKR3000, Malta
British American Tobacco (Malta) Limited
Central Cigarette Company Limited
Rothmans of Pall Mall (Malta) Limited
Mexico
Francisco I Madero 2750 Poniente, Colonia Centro, Monterrey, Nuevo León, C.P. 64000, Mexico
British American Tobacco Mexico Comercial, S.A. de C.V.
British American Tobacco Mexico, S.A. de C.V.[4]
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
British American Tobacco Mozambique Limitada (95%)
Sociedade Agricola de Tabacos Limitada (95%)
Myanmar
55/56, Schwe Thanlwin, Industrial Zone, Hlaing Thar Yar Township, Yangon, Myanmar
British American Tobacco Myanmar Limited (95%)[8]
British American Tobacco Myanmar Services Limited[8]
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
British American Tobacco International Investments B.V.
British American Tobacco Manufacturing B.V.
British American Tobacco Nederland B.V.
British American Tobacco Western Europe Region B.V.
Molensteegh Invest B.V.
Precis (1789) B.V.
Precis (1790) B.V.
Rothmans Far East B.V.
Rothmans International Holdings B.V.
Rothmans International Holdings II B.V.
Rothmans Tobacco Investments B.V.
Rothmans UK Holdings B.V.
Turmac Tobacco Company B.V.
Paterswoldseweg 43, 9726 BB Groninge, Netherlands
Koninklijke Theodorus Niemeyer B.V.
Parktoren, 6th Floor, VanHeuven Goedhartlaan 11a, 1181 LE Amstelveen, Netherlands
R.J. Reynolds Tobacco B.V.
R.J. Reynolds Tobacco C.V.
Reynolds International Holdings B.V.
New Zealand
2 Watt Street, Parnell, Auckland, 1052, New Zealand
British American Tobacco (New Zealand) Limited
British American Tobacco Holdings (New Zealand) Limited
25 Princess Street, Palmerston North, New Zealand
New Zealand (UK Finance) Limited #
Niger
C/O Niger Briques SARL, Grand, Marché Niamey BP2401, Niamey-Niger
British American Tobacco Niger

240	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Nigeria
1, Tobacco Road, Oluyole Local Government Area, Ibadan, Oyo State, Nigeria
British American Tobacco (Nigeria) Limited
2 Olumegbon Road, Ikoyi, Lagos, Nigeria
British American Tobacco Marketing Nigeria Limited
North Macedonia, Republic of
Bul. 8-mi Septemvri No. 18, 1000 Skopje, Republic of North Macedonia
TDR Skopje d.o.o.e.l. Skopje
Norway
Dronning Eufemias Gate 42, 0191 Oslo, Norway
British American Tobacco Norway AS
Pakistan
Serena Business Complex. Khayaban-e-Suhrwardy, Islamabad, Pakistan
British American Tobacco SAA Services (Private) Ltd
Pakistan Tobacco Company Limited (94.65%)
Bun Khurma Chichian Road, Mirpur, Azad Kashmir, Pakistan
Phoenix (Private) Limited (100%) (94.65%) ^
Panama
Torre Banco Panama, Boulevard Costa Del Este y Aveida La Rotonda, Piso 14, Oficina 1400, Costa del Este Ciudad de Panama, Panama
BAT Caribbean, S.A.
British American Tobacco Central America S.A. (87.76%)
British American Tobacco Panama S.A.
Tabacalera Istmeña S.A.
Papau New Guinea
Ashurst PNG, Level 11, MRDC Haus, Port Moresby, National Capital District, Papua New Guinea
Rothmans of Pall Mall (P.N.G.) Limited
British American Tobacco (PNG) Limited
Papua New Guinea Tobacco Co. Ltd
Paradise Tobacco Co. Limited
Paraguay
Avenida Aviadores del Chaco N° 2050 (World Trade Center, Torre 2, Piso 17), Asunción, Paraguay
British American Tobacco Productora de Cigarrillos S.A.
Peru
Pasaje Santa Rosa 256, Ate, Lima, Perú
British American Tobacco del Peru Holdings S.A. (98.55%)[6]
British American Tobacco del Peru, S.A.C.
Philippines
31 Tayuman Street, Tondo, Manila, Philippines
Alhambra Industries Inc. #
Poland
Aleja Wojska Polskiego 23c, 63-500, Ostrzeszow, Poland
CHIC sp.zo.o.
CHIC sp.zo.osp.k.
Chic Holding sp.zo.o
Chic Investments sp.zo.o.
eSMOKING Liquids sp.zoo
eSMOKING Liquids sp.zo.o.sp.k.
Nicoventures Polska sp. z.o.o.

Krakowiakow 48, 02-255, Warszawa, Poland
British American Tobacco Polska Trading sp. zo.o.
Rubiez 46, 61-612, Poznan, Poland
eSMOKING INSITUTE sp.zoo
Ul. Ilzecka 26E, 02-135, Warsaw, Poland
Nicoventures Poland sp.z.o.o.
Ul. Tytoniowa 16, 16-300, Augustow, Poland
British-American Tobacco Polska S.A.
Portugal
Edificio Amoreiras Square, Rua Carlos Alberto da Mota Pinto 17, 3e A, 1070-313, Amoreiras, Lisboa, Portugal
COTAPO Empreendimentos Commerciais e Industriais S.A.
Qatar
P O Box 6689, 41 Floor, Tornado Tower, West Bay, Doha, Qatar
British American Tobacco Q LLC
Réunion
5 Immeuble Cap 2000, Avenue Théodore Drouhet, ZAC Horizon 2000 – 97420 Le Port, La Réunion
B.A.T. La Reunion SAS
Romania
319 Splaiul Independentei, Sema Parc ‘City Building’, 1st Floor, 6th Sector, Bucharest, Romania
British American Shared Services (Europe) S.R.L.
Ploiesti, 17-19 Laboratorului Street, Prahova County, Romania
British-American Tobacco (Romania) Investment S.R.L.
Bucharest Business Park, Building A (3rd floor) and Building B2 (floors 2-4), 1A Bucuresti – Ploiesti (DN1) Road, Sector 1, Bucharest 013681, Romania
British American Tobacco (Romania) Trading SRL
Russia
197229 Russia, Saint Petersburg, 3rd Konnaya lakhta, 38
JSC ‘British American Tobacco-SPb’ #
121614 Russia, Moscow, Krylatskaya st., 17, bld. 2
JSC ‘International Tobacco Marketing Services’
Rwanda
Societe Rwandaise Dássurances, Boulevard de la Revolution P.O Box 650 Kigali, Rwanda
British American Tobacco Rwanda Limited
Saint Lucia
c/o ADCO Incorporated, 10 Manoel Street, Castries, Saint Lucia
Carisma Marketing Services Ltd
St Lucia Pointe Seraphine, Castries, Saint Lucia
Rothmans Holdings (Caricom) Limited
Samoa
Vaitele, Apia, Samoa. P.O.Box 1304.
British American Tobacco Company (Samoa) Limited
Senegal
Almadies, Route Hotel Meridien en Face Club Med, Dakar, Senegal BP 3174
Tobacco Marketing Consultant TMC S.A.R.L.
Serbia
Bulevar Milutina Milankovica 1ž, Belgrade, 11070, Serbia
British American Tobacco South – East Europe d.o.o.
Kralja Stefana Provencanog 209, Vranje, 17500, Serbia
British American Tobacco Vranje a.d.

BAT Annual Report and Form 20-F 2018	241

Financial Statements

Group companies and undertakings continued

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
Shenton Way, #33-00 OUE Downtown, Singapore 068809
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
Sri Lanka
178 Srimath Ramanathan Mawatha, Colombo, 15, Sri Lanka
Ceylon Tobacco Company Plc (84.13%)
Sudan
Byblos Tower, Al-Muk Nemer Street, Postal Code 11111, P.O Box 1381, Khartoum, Sudan
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
Winnington AB
Winnington Holding AB
Stenåldersgatan 23, 213 76 Malmö, Sweden
Fiedler & Lundgren AB
Switzerland
Route de France 17, 2926 Boncourt, Switzerland
AD Tabacs International S.A.
American-Cigarette Company (Overseas) Limited
British American Tobacco Switzerland S.A.
British American Tobacco Switzerland Vending SA
Rothmans of Pall Mall Limited
Route de la Glâne 107, c/o NBA Fiduciaire S.A. 1752 Villars-sur-Glâne, Switzerland
Intertab S.A. (50%)
c/o Seepark AG, Gartenstrasse 4, 6300 Zug, Switzerland
British American Tobacco International Limited in Liquidation
Tanzania
Acacia Estate Building, Kinondoni Rd, P.O. Box 72484, Dar es Salaam, Tanzania
British American Tobacco (Tanzania) Limited
International Cigarette Distributors Limited (99%)
Zanzibar Distribution Company Limited (99%)
c/o IMMMA Advocates, Plot No.357, UN Road, Upanga, P.O Box 72484, Dar es Salaam, Tanzania
BAT Distribution Tanzania Limited
Trinidad and Tobago
Corner Eastern Main Road and Mt. D’or Road, Champs Fleurs, Trinidad and Tobago
The West Indian Tobacco Company Limited (50.13%)
Turkey
Orjin Maslak is Merkezi, Eski Büyükdere Caddesi, Kat: 9-10, Maslak, Sanyer, istanbul, Türkiye – PK: 34485
British American Tobacco Tütün Mamulleri Sanayi ve Ticaret Anonim Sirketi

242	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Uganda
7th Floor TWED Towers, Plot 10, Kafu Road, Nakasero, P.O. Box 7100, Kampala, Uganda
British American Tobacco Uganda Limited (90%)
Ukraine
13-15 Bolsunovska Str, Kyiv, 01014 Ukraine
LLC ‘British American Tobacco Sales and Marketing Ukraine’
21 Nezalezhnosti Str, Pryluky, Chernihiv Region, 17502 Ukriane
PJSC ‘A/T B.A.T. – Prilucky Tobacco Company’
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
B.A.T. Portugal Limited
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
Tobacco Exporters International Limited
Tobacco Marketing Consultants Limited
Venezuela Property Company Limited
Westanley Trading & Investment Company Limited
Westminster Tobacco Company Limited
Globe House, 2 Milford Lane, London, WC2R 3LN, United Kingdom
World Investment Company Limited

BAT Annual Report and Form 20-F 2018	243

Financial Statements

Group companies and undertakings continued

Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom
Amalgamated Tobacco Company Limited
American Cigarette Company (Overseas) Limited
Ardath Tobacco Company Limited
B.A.T Additional Retirement Benefit Scheme Trustee Limited
B.A.T Industries p.l.c.
B.A.T. International Finance p.l.c.*
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
Ten Motives Limited
10 Motives Limited

United States
2710 Gateway Oaks Drive, Suite 150N, Sacramento CA 95833, United States
Genstar Pacific Corporation
251 Little Falls Drive, Wilmington, DE 19808, United States
B.A.T Capital Corporation
BATUS Holdings Inc.
BATUS Japan, INC.
BATUS Retail Services, Inc.
British American Tobacco (Brands) Inc.
Brown & Williamson Holdings, Inc.
BTI 2014 LLC
Imasco Holdings Group, Inc.
Imasco Holdings, Inc.
ITL (USA) Limited
Louisville Corporate Services, Inc.
Nicoventures U.S. Limited
Farmers Bank Building, Suite 1402, 301 N. Market Street, Wilmington, DE 19801, United States
Reynolds Finance Company
3700 Airpark Drive, Owensboro, KY 42301, United States
Kentucky BioProcessing, Inc.
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
One Park Media Services, Inc.
R.J. Reynolds Global Products, Inc.
R.J. Reynolds Tobacco Company
R.J. Reynolds Tobacco International, Inc
R.J. Reynolds Vapor Company
R.J. Reynolds Tobacco Co.
R.J. Reynolds Tobacco Holdings, Inc.
RAI Innovations Company
RAI International, Inc.
RAI Services Company
RAI Strategic Holdings, Inc.
RAI Trade Marketing Services Company
Reynolds American Inc.
Reynolds Brands Inc.
Reynolds Technologies, Inc.
RJR Realty Relocation Services, Inc.
RJR Vapor Co., LLC
Rosswil LLC
S.F. Imports, Inc.
Spot You More, Inc.

244	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

3220 Knotts Grove Road, Oxford, NC 27565, United States
Santa Fe Natural Tobacco Company, Inc
5106, Tradeport Dr., Memphis, TN 38141, United States
American Snuff Company, LLC
Uruguay
Juncal 1392, Montevideo, Uruguay
Kellian S.A.
Uzbekistan
77 Minor Passage, Tashkent, 100084, Uzbekistan
JSC JV UZBAT A.O. (97.38%)
Venezuela
Registro Mecantil Primero de la Circunscripción, Judical des Distrito, Capital y Estado, Miranda, Venezuela
Agrega de Venezuela, Agreven, C.A. (50%)
Avenida Francisco de Miranda, Edificio Bigott, Los Ruices, Caracas – Estado Miranda, 1010, Venezuela
Agrobigott, C.A.
Compania Anonima Cigarrera Bigott Sucesores
Distribuidora Bigott, C.A.
Avenida Francisco de Miranda, Torre Chacao 19.02, Municipio Chacao, Estado, Miranda, Caracas, Venezuela
Proyectos de Inversion BAT 1902 C.A.
Vietnam
20/F Mplaza Saigon, 39 Le Duan Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
British American Tobacco East Asia Area Services Company Limited
Area 8, Long Binh Ward, Bien Hoa City, Dong Nai Province, Vietnam
British American Tobacco – Vintaba (JV) Limited (70%)
Lot 45C/I, Road #7, Vinh Loc Industrial Park, Binh Chanh District, Ho Chi Minh City, Vietnam
VINA-BAT Joint Venture Company (49%)
Zambia
20992 Kafue Road, P O Box 30622, Lusaka, Zambia
British American Tobacco (Zambia) plc (78%)
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
Virginia House, 37, J.L. Nehru Road, Kolkata, 700 071, India
ITC Limited (29.56%)[8]
Azamabad, Andhra Pradesh, Hyderabad, 500 020, India
VST Industries Limited (32.16%)[8]
Nepal
Shree Bal Sadan, Gha 2-513, Kantipath, Kathmandu, Nepal
Surya Nepal Pvt. Limited (61%) (19.44%)[10] ^
Serbia
Temerinska 102, Novi Sad, 21000, Serbia
Veletabak d.o.o. (25%)
Uganda
69/71 Jinja Road, P.O Box 7100, Kampala, Uganda
Uganda Tobacco Processors Limited (50%)
Yemen
P.O. Box 14, Sanna, Yemen
Kamaran Industry and Investment Company (31%)
P.O. Box 5302, Hoban, Taiz, Yemen
United Industries Company Limited (32%)
Joint operations
Hong Kong
29/F, Oxford House, 979 King’s Road, Taikoo Place, Quarry Bay, Hong Kong
CTBAT International Co. Limited (50%)

Notes:

1.	Ownership held in the class of USD 100 (100%) (76.30%)^ and USD 49,900 (100%).

2.	Ownership held in the class of Series F and 2nd Preferred shares.

3.	Ownership held in the class of A shares (50%) and class of B shares (100%).

4.	Ownership held in class of A shares and B shares.

5.	Ownership held solely in class of preference shares.

6.	Ownership held in class of Investment stock (98.98%) and Ordinary shares (98.35%).

7.	Company limited by guarantee.

8.	31 March year-end.

9.	30 June year-end.

10.	15 July year-end.

11.	30 November year-end.

BAT Annual Report and Form 20-F 2018	245

Financial Statements

[This page intentionally left blank]

246	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2018	247

Financial Statements

[This page intentionally left blank]

248	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2018	249

Financial Statements

[This page intentionally left blank]

250	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

[This Page Left Intentionally Blank]

BAT Annual Report and Form 20-F 2018	251

Financial Statements

[This page intentionally left blank]

252	BAT Annual Report and Form 20-F 2018

Additional disclosures	Strategic Report	Governance	Financial Statements	Other Information

Other Information

BAT Annual Report and Form 20-F 2018	253

Additional disclosures

Information on the Group

Overview

British American Tobacco p.l.c. is the parent holding company of the Group, a leading, multi-category consumer goods company that provides tobacco and nicotine products to millions of consumers around the world. According to the Group’s internal estimates, the BAT Group is a market leader by volume in more than 50 countries, producing the cigarette chosen by one in eight of the world’s one billion smokers. Effective 1 January 2018, the Group, excluding the Group’s associated undertakings, was organised into four regions: the United States (US – Reynolds American Inc.), Asia-Pacific and the Middle East (APME), Americas and Sub-Saharan Africa (AmSSA) and Europe and North Africa (ENA). For presentation purposes within this Annual Report and Form 20-F, all prior periods have been revised to be consistent with the current reporting structure. The Group has a devolved structure, with each local company having responsibility for its operations.

The Group’s range of combustible products covers all segments, from value-for-money to premium with a portfolio of international, regional and local tobacco brands to meet a broad array of adult tobacco consumer preferences wherever the Group operates. The Group is investing in building a portfolio of potentially less harmful tobacco and nicotine products alongside its traditional tobacco business – including vapour and tobacco heating products (THPs) in the Next Generation Products (NGP) category, and, in the oral tobacco and nicotine products category, products such as snus, tobacco-free nicotine pouches and moist snuff. Collectively, the Group refers to these products as its potentially reduced-risk products (PRRPs).

The Group manages a globally-integrated supply chain and its products are distributed to retail outlets worldwide.

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

In 1999, the Group announced a global merger with Rothmans International, at that time the fourth largest tobacco company in the world. The Group acquired Imperial Tobacco Canada in 2000, and in 2003 the Group acquired Ente Tabacchi Italiani S.p.A., Italy’s state-owned tobacco company. Investments were made in Peru and Serbia in 2003, through the acquisitions of Tabacalera Nacional and Duvanska Industrija Vranje. In July 2004, the US assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly-owned subsidiary, B&W, were combined with RJR Tobacco Company. RAI was formed as a new holding company for these combined businesses. As a result of the B&W business combination, B&W acquired beneficial ownership of approximately 42% of the RAI shares. In 2008, the BAT Group acquired Tekel, the Turkish state-owned tobacco company, as well as 100% of the cigarette and snus business of Skandinavisk Tobakskompagni A/S. Following the acquisition of its business during 2009, the Group recognised an effective 99% interest in Bentoel in Indonesia. In 2011, the Group completed the acquisition of 100% of Protabaco in Colombia.

In 2012, the Group acquired CN Creative Limited, a UK-based start-up company specialising in the development of e-cigarette technologies. During 2013, the Group entered into joint operations in China. In 2015, the Group acquired: the shares it did not already own in Souza Cruz; the CHIC Group, a vapour product business in Poland; and TDR d.o.o., a cigarette manufacturer in Central Europe. Also in 2015, in connection with RAI’s purchase of Lorillard Inc, the Group invested US$4.7 billion to maintain its approximate 42% equity position in the enlarged RAI.

In 2016, the Group acquired Ten Motives, a UK-based e-cigarette business with particular strength in traditional grocery and convenience channels.

In 2017, the Group completed the acquisition of the remaining 57.8% of RAI the Group did not already own. Following completion of the acquisition, RAI became an indirect, wholly-owned subsidiary of BAT and is no longer a publicly-held corporation.

During 2017, the Group acquired certain tobacco assets from Bulgartabac Holding AD in Bulgaria and Fabrika Duhana Sarajevo (FDS) in Bosnia. The Group also acquired Winnington Holdings AB in Sweden and certain assets from Must Have Limited in the UK, including the electronic cigarette brand ViP. The financial impact of these transactions to the Group were immaterial individually and in aggregate.

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Propriety Limited, a South African e-cigarette/nicotine vapour company. In July 2018 the South African Competition Commission recommended to the Competition Tribunal that the transaction be prohibited on the grounds that it would lessen the potential competition that would exist if BAT launched its own brand rather than acquired Twisp. BAT is appealing this decision to the Tribunal, with a decision expected in 2019.

In 2018, the Group acquired Quantus Beteiligungs-und Beratungsgesellschaft mbH, which houses the vapour retail business of High End Smoke in Germany.

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

254	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Management Board biographies

The Management Board, chaired by the Chief Executive, is responsible for overseeing the implementation of the Group’s strategy and policies set by the Board, and for creating the framework for the day-to-day operation of the Group’s operating subsidiaries. As at 27 February 2019, its members comprise the Executive Directors (as set out on page 54) and 14 senior Group executives, whose names and roles are described below.

Jerome Abelman

Director, Legal & External Affairs and General Counsel (55)

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

Marina Bellini

Director, Digital and Information (45)

Marina was appointed Director, Digital and Information on 1 January 2019. This role is responsible for driving digital transformation across the Group and further enhancing the Group’s digital consumer experience capabilities. Marina joined the Group as Chief Information Officer (CIO) in 2018, having previously served as Global CIO and Global Business Services SVP at Anheuser-Busch InBev, where she was responsible for information technology transformation, including consumer digital marketing.

Luciano Comin

Regional Director, Americas and Sub-Saharan Africa (49)

Luciano was appointed Regional Director, Americas and Sub-Saharan Africa on 1 January 2019. He joined the Group in 1992 and has gained broad experience in a wide range of roles, including Marketing Director in Venezuela, Marketing Director in Mexico and General Manager of BAT Mexico. Luciano was also Regional Marketing Manager for Western Europe and then Regional Head of Marketing, Americas and Sub-Saharan Africa before his appointment to the Management Board.

Alan Davy

Director, Operations (55)

Alan was appointed as Group Operations Director in March 2013. He joined the Group in 1988 and has held various roles in manufacturing, supply chain and general management. Alan previously held the position of Group Head of Supply Chain.

Giovanni Giordano

Director, Group Human Resources (53)

Giovanni was appointed as Group Human Resources Director in June 2011. He is an international human resources executive with wide experience from senior roles at Procter & Gamble and Ferrero, where he was Chief Corporate Officer. As part of Management Board changes announced in December 2018, Giovanni will step down from the Management Board at the end of March 2019 and will be succeeded by Hae In Kim.

Hae In Kim

Director, Talent and Culture Designate (45)

Hae In was appointed Director, Talent and Culture Designate on 1 January 2019 and will succeed Giovanni Giordano, currently Director, Group Human Resources, on 1 April 2019. She was previously Group Head of Talent and Organisational Effectiveness and has held several other senior HR roles in British American Tobacco, including Regional HR Director, Asia-Pacific, and HR Director, Japan and North Asia. Prior to joining the Group in 2008, Hae In gained experience at Samsung, IBM Consulting Services and PricewaterhouseCoopers. Hae In has been a Non-Executive Director of Pakistan Tobacco Company Limited since April 2015.

Paul Lageweg

Director, New Categories (49)

Paul was appointed Director, New Categories on 1 January 2019. This role, reporting directly to the Chief Marketing Officer, has end-to-end accountability for driving growth, innovation, world-class brand building and consumer insights for the Group’s potentially reduced-risk products. Paul has been with the Group for 13 years in various senior roles, including: Regional Marketing Manager, Asia-Pacific and Middle East; Area Director, East Asia; and Global Head of Marketing Futures.

Tadeu Marroco

Director, Group Transformation (52)

Tadeu was appointed Director, Group Transformation on 1 January 2019, working closely with the Chief Executive Designate to further simplify structure and processes. In addition to this role, Tadeu has been appointed as Deputy Finance Director with effect from 1 March 2019 and will succeed Ben Stevens as Finance Director on 5 August 2019. Tadeu joined the Management Board as Director, Business Development, in September 2014, was appointed Regional Director, Western Europe in December 2016, then Regional Director, Europe and North Africa in January 2018. Tadeu joined the Group in Brazil in 1992. He has held various senior finance positions including Regional Finance Controller, EEMEA, and Group Finance Controller.

BAT Annual Report and Form 20-F 2018	255

Additional disclosures

Management Board biographies continued

Guy Meldrum

Regional Director, Asia-Pacific and Middle East (47)

Guy was appointed Regional Director, Asia-Pacific and Middle East on 1 January 2019. Previously Area Director, Australasia Area, Guy joined BAT in 1992 and has held several senior roles in the Group including Area Director, North Asia Area and Marketing Director, Russia.

Dr David O’Reilly

Director, Research and Science (52)

David was appointed Director, Research and Science on 1 January 2019, focusing on scientific research and engagement to support continued transformation of our product portfolio. David joined the Management Board in January 2012 as Group Scientific Director, leading R&D’s focus on potentially reduced-risk products. He has been with the Group for more than 20 years and was previously Head of International Public Health and Scientific Affairs, responsible for engagement with scientific, medical and public health communities.

Ricardo Oberlander

President and CEO, Reynolds American Inc. (55)

Ricardo was appointed President and CEO of Reynolds American Inc. on 1 January 2018. Appointed to the Management Board as Regional Director for the Americas in 2013, previous roles include Marketing Director of the Malaysian business, Regional Marketing Manager for the Americas, General Manager in France and Global Consumer Director. He was Chairman of Souza Cruz S.A. from 2013 until it became a wholly-owned subsidiary of BAT in 2016 and an RAI Board member from 2014 until the acquisition. Ricardo is a member of the Chief Marketing Officer Council North America Advisory Board and was appointed as an Advisory Board member of Coast Capital LLC in November 2018.

Naresh Sethi

Director, Business Development (52)

Naresh was appointed Director, Business Development in December 2016. He joined the Management Board as Director, Group Business Development in 2012, then Regional Director for Western Europe from January 2013. He has over 20 years of experience in the tobacco industry, having held various roles in the Group including Marketing Director and General Manager in Japan and then Group Head of Strategy and Planning. As part of Management Board changes announced in December 2018, Naresh will step down from the Management Board at the end of March 2019 when his role will cease to exist. His responsibilities will move to the roles of Director, Digital and Information, and Director, Group Transformation.

Johan Vandermeulen

Regional Director, Europe and North Africa (51)

Johan was appointed Regional Director, Europe and North Africa on 1 January 2019. He joined the Management Board as Regional Director for Eastern Europe, Middle East and Africa in September 2014, then Regional Director, Asia-Pacific and Middle East in January 2018. He has been with the Group for more than 25 years and his previous roles include General Manager in Russia, General Manager in Turkey and Global Brand Director for the Kent brand.

Kingsley Wheaton

Chief Marketing Officer (46)

Kingsley was appointed Chief Marketing Officer on 1 January 2019. He joined the Group in 1996 and held positions in marketing, including, Marketing Director in Nigeria and Russia, prior to being General Manager in Russia and then the Global Brand Director for the Kent and Vogue brands. He joined the Management Board in 2012 as Corporate and Regulatory Affairs Director. In January 2015 he was appointed Managing Director, Next Generation Products, and was then appointed Regional Director, Americas and Sub-Saharan Africa in January 2018.

256	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Selected financial information

This information set out below has been derived from, in part, the audited consolidated financial statements of the Group commencing on page 122. This selected financial information should be read in conjunction with the consolidated financial statements and the Strategic Report.

		As of and for the Year Ended 31 December[1]

All items shown in £m except per share information	2018	2017	2016	2015	2014
Income statement data
Revenue[2]	24,492	19,564	14,130	12,536	13,355
Raw materials and consumables used	(4,664)	(4,520)	(3,777)	(3,217)	(3,088)
Changes in inventories of finished goods and work in progress	114	(513)	44	184	58
Employee benefit costs	(3,005)	(2,679)	(2,274)	(2,039)	(2,194)
Depreciation, amortisation and impairment costs	(1,038)	(902)	(607)	(428)	(523)
Other operating income	85	144	176	225	178
Loss on reclassification from amortised cost to fair value	(3)	–	–	–	–
Other operating expenses	(6,668)	(4,682)	(3,037)	(2,704)	(3,240)
Profit from operations	9,313	6,412	4,655	4,557	4,546
Net finance (costs)/income	(1,381)	(1,094)	(637)	62	(417)
Share of post-tax results of associates and joint ventures	419	24,209	2,227	1,236	719
Profit before taxation	8,351	29,527	6,245	5,855	4,848
Taxation on ordinary activities	(2,141)	8,129	(1,406)	(1,333)	(1,455)
Profit for the year	6,210	37,656	4,839	4,522	3,393

Per share data
Basic weighted average number of ordinary shares, in millions	2,285	2,044	1,858	1,858	1,864
Diluted weighted average number of ordinary shares, in millions	2,292	2,051	1,865	1,863	1,870
Earnings per share-basic (pence)	264.0p	1,833.9p	250.2p	230.9p	167.1p
Earnings per share-diluted (pence)	263.2p	1,827.6p	249.2p	230.3p	166.6p
Dividends per share (pence)[3]	203.0p	195.2p	169.4p	154.0p	148.1p
Dividends per share (US dollars)[3]	$2.71	$2.54	$2.30	$2.35	$2.44
Balance sheet data
Assets
Non-current assets	133,687	127,088	27,414	21,701	17,035
Current assets	12,655	13,966	12,359	9,814	9,132
Total assets	146,342	141,054	39,773	31,515	26,167
Liabilities
Non-current liabilities	64,325	64,468	19,511	17,477	11,584
Current liabilities	16,329	15,605	11,856	9,006	8,769
Total borrowings	47,509	49,450	19,495	17,001	12,258
Equity
Share capital	614	614	507	507	507
Total equity	65,688	60,981	8,406	5,032	5,814
Cash flow data
Net cash generated from operating activities	10,295	5,347	4,610	4,720	3,716
Net cash used in investing activities	(1,021)	(18,544)	(640)	(3,991)	(470)
Net cash used in financing activities	(9,630)	14,759	(4,229)	(219)	(3,467)

Notes:

1.	All of the information above is in respect of continuing operations, revised for the fully retrospective adoption of IFRS 15. The historical financial data for 2014 is unaudited.

2.

Revenue is net of duty, excise and other taxes of £38,553 million, £37,780 million, £32,136 million, £27,896 million and £28,535 million for the years ended 31 December 2018, 2017, 2016, 2015 and 2014, respectively.

3.

In February 2019, the BAT directors declared an interim dividend of 203.0 pence per ordinary share of 25p, payable in four equal quarterly instalments of 50.75 pence per ordinary share. This will be paid in May 2019, August 2019, November 2019 and February 2020. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. The BAT Directors recommended, and the BAT shareholders approved at the 2018 Annual General Meeting, an interim dividend of 195.2 pence per share for the year ended 31 December 2017, payable in four equal instalments of 48.8 pence per ordinary share. The interim dividend was paid to BAT shareholders in May 2018, August 2018, November 2018 and February 2019. On 5 December 2017, the Directors also declared, as part of the transition to quarterly dividends, a second interim dividend of 43.6p (equivalent to 25% of the cash dividend paid in 2017) which was paid on 8 February 2018.

BAT Annual Report and Form 20-F 2018	257

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

Changes to non-GAAP measures in 2018

Due to the significant impact of the acquisition of Reynolds American (and other businesses in 2017) and to demonstrate the performance of the enlarged Group in 2018 with reference to 2017, several non-GAAP measures for the year ended 31 December 2017 have been presented as though the Group had owned those acquisitions from 1 January 2017. This provides a “representative basis” against which the Group will assess the performance of 2018. This is different to the 2017 measure of “organic” performance which seeks to remove the impact from acquisitions in the period. Results on a representative basis seek to provide a comparator period inclusive of the acquisitions for the whole of the comparator period, including the performance of the acquisitions in the period prior to purchase. Results on a representative basis are not deemed to be equivalent to pro forma financial information as they are derived from adjusted measures, which will exclude the adjusting items, that may arise in the context of a pro forma presentation due to the requirements of such areas as purchase price allocation adjustments (to inventory, amortisation of the fair value adjustment to debt and the amortisation of trademarks).

The Group also introduced a new non-GAAP measure called ‘Growth in Adjusted Revenue from the Strategic Portfolio’. The strategic portfolio comprises the strategic combustible brands (Kent, Dunhill, Lucky Strike, Pall Mall and Rothmans (previously collectively referred to as the Global Drive Brands, or GDBs), Camel (US), Newport (US) and Natural American Spirit (US)) and our potentially reduced-risk products portfolio, including our NGP business of THP and vapour, as well as the traditional oral and modern oral brands.

The Group also included adjusted net debt to adjusted EBITDA to assess its financial capacity and the Group’s ability to meet its borrowing obligations.

Results on a representative basis

Definition – the performance of the business including the results of acquisitions for the whole of the immediately preceding comparator period.

The acquisitions undertaken during 2017 impact the understanding of the Group’s results in 2018, as, in the year of acquisition, the results include less than a full year’s contribution from the acquired entities. To supplement BAT’s results presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision maker, reviews certain of its results, including volume, revenue, profit from operations, and non-GAAP measures including adjusted revenue, adjusted revenue growth from the Strategic Portfolio and adjusted profit from operations, against the prior year as though the Group had owned the acquisitions made in 2017 for the whole of that year, and for profit from operations including an estimated £250 million of additional adjusting items related to the acquired companies, primarily related to Engle Progeny and transaction costs. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results provide additional useful information to investors regarding the underlying performance of the business on a comparable (or ‘representative’) basis. Accordingly, the financial measures on a representative basis appearing in this document should be read in conjunction with the Group’s results as reported under IFRS. The table below reconciles the Group’s revenue in 2018 to adjusted revenue at constant rates based on a re-translation of adjusted revenue in 2018 at 2017’s exchange rates, and also reconciles 2017 revenue to adjusted revenue on a representative basis.

Revenue								For the year ended 31 December (£m)

					2018					2017

	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items £m	Adjusted £m	Include acquisitions £m	Adjusted repres £m
US	9,495	–	9,495	343	9,838	4,160	–	4,160	5,531	9,691
APME	4,882	–	4,882	368	5,250	4,973	–	4,973	(4)	4,969
AmSSA	4,111	–	4,111	449	4,560	4,323	–	4,323	(3)	4,320
ENA	6,004	(180)	5,824	288	6,112	6,108	(258)	5,850	53	5,903
	24,492	(180)	24,312	1,448	25,760	19,564	(258)	19,306	5,577	24,883

The table below reconciles the Group’s profit from operations in 2018 to adjusted profit from operations at constant rates based on a retranslation of adjusted profit from operations in 2018 at 2017’s exchange rates, and also reconciles 2017 profit from operations to adjusted profit from operations on a representative basis.

Profit from operations								For the year ended 31 December (£m)

					2018					2017

	Reported £m	Adjusting items* £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items* £m	Adjusted £m	Include acquisitions £m	Adjusted repres £m
US	4,006	505	4,511	175	4,686	1,165	763	1,928	2,502	4,430
APME	1,858	90	1,948	151	2,099	1,902	147	2,049	25	2,074
AmSSA	1,544	194	1,738	184	1,922	1,648	134	1,782	22	1,804
ENA	1,905	245	2,150	67	2,217	1,697	473	2,170	29	2,199
	9,313	1,034	10,347	577	10,924	6,412	1,517	7,929	2,578	10,507

*	Refer to page 259 for further details on the adjusting items.

258	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Results on an organic basis

Definition – the performance of the business before inclusion of acquired entities.

The acquisition of Reynolds American Inc. and Winnington, and the business and certain tobacco assets of Bulgartabac, and Fabrika Duhana Sarajevo impacted the Group’s results in 2017. To supplement BAT’s results presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision maker, reviews certain of its results, including volume, revenue, profit from operations, and non-GAAP measures including adjusted revenue and adjusted profit from operations, prior to the impact of acquisitions. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of acquisitions provide additional useful information to investors regarding the underlying performance of the business on a comparable basis. Accordingly, the organic financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS.

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

To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision maker, reviews adjusted revenue to evaluate the underlying business performance of the Group and its geographic segments. The Group’s Management Board defines adjusted revenue as revenue before the impact of adjusting items, specifically the excise on bought-in goods that the Group will acquire and sell, for a limited period, will be recorded in accordance with IFRS as a cost of sale and within revenue, with a dilutive effect on operating margin. Once the short-term arrangements cease, the goods will be manufactured by the Group, and the excise, in accordance with Group policy, will not be included in cost of sales or revenue – leading to a reduction in revenue and improvement in operating margin that does not represent the underlying performance of the Group. As such, the excise on bought-in goods meets the Group’s definition of an adjusting item, as defined in note 1 in the Notes on the Accounts.

The Group’s Management Board also believes that adjusted revenue provides information that enables investors to better compare the Group’s business performance across periods. Adjusted revenue has limitations as an analytical tool. The most directly comparable IFRS measure to adjusted revenue is revenue. Adjusted revenue is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Adjusted revenue is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

The table below reconciles the Group’s revenue to adjusted revenue for the periods presented and to adjusted revenue at constant rates based on a re-translation of adjusted revenue for each year at the previous year’s exchange rates. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted revenue at current and constant rates of exchange to segmental revenue and to Group revenue for the years ended 31 December 2018, 2017 and 2016.

	For the year ended 31 December (£m)
	2018	2017	2016	2015	2014
Revenue	24,492	19,564	14,130	12,536	13,355
Less: Excise on goods bought-in on short-term arrangements	(180)	(258)	–	–	–
Adjusted revenue	24,312	19,306	14,130	12,536	13,355
Impact of translational foreign exchange	1,448	(700)	(687)	1,545	1,635
2018 adjusted revenue re-translated at 2017 exchange rates	25,760
2017 adjusted revenue re-translated at 2016 exchange rates		18,606
2016 adjusted revenue re-translated at 2015 exchange rates			13,443
2015 adjusted revenue re-translated at 2014 exchange rates				14,081
2014 adjusted revenue re-translated at 2013 exchange rates					14,990
Change in adjusted revenue at prior year’s exchange rates (constant rates)	+33.4%	+31.7%	+7.2%	+5.4%	+2.8%

BAT Annual Report and Form 20-F 2018	259

Additional disclosures

Non-GAAP measures continued

Adjusted revenue growth from the Strategic Portfolio, at constant rates of exchange

Definition – change in revenue before the impact of adjusting items and at the prior year’s prevailing exchange rate, derived from Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport, Natural American Spirit (US) and the Group’s brands within the potentially reduced-risk products portfolio.

To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision maker, reviews adjusted revenue growth from the Strategic Portfolio to evaluate the underlying business performance of the Group reflecting the focus of the Group’s investment activity. The Group’s Management Board defines the growth in adjusted revenue from the Strategic Portfolio, at constant rates of exchange, as revenue before the impact of adjusting items and translated to the Group’s reporting currency at the prior periods prevailing exchange rate, derived from the Group’s Strategic Combustible portfolio (Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport (US) , Natural American Spirit (US)) and the potentially reduced-risk products portfolio, being vapour, THP, modern oral and traditional oral categories.

The Group’s Management Board also believes that the adjusted revenue growth from the Strategic Portfolio at constant rates of exchange provides information that enables investors to better compare the Group’s business performance across periods and by reference to the Group’s investment activity. Adjusted revenue growth from the Strategic Portfolio has limitations as an analytical tool. The most directly comparable IFRS measure to adjusted revenue growth from the Strategic Portfolio is revenue. Adjusted revenue growth from the Strategic Portfolio at constant rates of exchange is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Adjusted revenue growth from the Stratetgic Portfolio is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

This metric was introduced for the period commencing 1 January 2018. Comparative data for 2017 has been provided to determine the growth in 2018. No comparator data is provided for the periods prior to 2017.

Reconciliation of revenue to adjusted revenue from the strategic portfolio at constant rates of exchange

	2018 £m	Adjusting items £m	Impact of exchange £m	Adjusted at constant 2018 £m	Adjusted at constant vs 2017%	Adjusted at constant vs 2017 repres %	2017 £m	Uplift for acquisitions £m	2017 repres £m
Strategic portfolio comprises:
Combustible portfolio	15,457	–	816	16,273	+50.1%	+5.7%	10,842	4,553	15,395
Potentially reduced-risk products (PRRPs)
Vapour	318	–	7	325	+93.5%	+26.0%	168	90	258
THP	565	–	11	576	+185.1%	+183.7%	202	1	203
NGP	883	–	18	901	+143.5%	+95.4%	370	91	461
Modern oral	34	–	2	36	+140.0%	+140.0%	15	–	15
Traditional oral	883	–	33	916	+136.7%	+9.0%	387	453	840
Oral	917	–	35	952	+136.8%	+11.3%	402	453	855
Total PRRPs	1,800	–	53	1,853	+140.0%	+40.8%	772	544	1,316
Strategic Portfolio	17,257	–	869	18,126	+56.1%	+8.5%	11,614	5,097	16,711
Other	7,235	(180)	579	7,634	-0.8%	-6.6%	7,692	480	8,172
Revenue	24,492	(180)	1,448	25,760	+33.4%	+3.5%	19,306	5,577	24,883

There were no adjusting items in revenue recognised by RAI or the other acquired businesses that impact the uplift to the 2017 representative base.

260	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Adjusted profit from operations and adjusted operating margin

Definition – profit from operations before the impact of adjusting items and adjusted profit from operations as a percentage of adjusted revenue.

To supplement BAT’s results from operations presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision maker, reviews adjusted profit from operations to evaluate the underlying business performance of the Group and its geographic segments, to allocate resources to the overall business and to communicate financial performance to investors. The Group also presents adjusted operating margin, which is defined as adjusted profit from operations as a percentage of adjusted revenue, as defined previously. Adjusted profit from operations and adjusted operating margin are not measures defined by IFRS. The most directly comparable IFRS measure to adjusted profit from operations is profit from operations.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting and provides details of items that are specifically excluded from being classified as adjusting items. Adjusting items in profit from operations include restructuring and integration costs, amortisation of trademarks and similar intangibles, the fair value movement in stock on acquisition, a gain on deemed partial disposal of a trademark and certain litigation. The definition of adjusting items is explained in note 1 in the Notes on the Accounts.

The Group’s Management Board believes that these additional measures are useful to investors and are used by the Group management board as described above, because they exclude the impact of adjusting items in profit from operations, which have less bearing on the routine operating activities of the Group, thereby enhancing users’ understanding of underlying business performance. The Group’s Management Board also believes that adjusted profit from operations provides information that enables investors to better compare the Group’s business performance across periods. Additionally, the Group’s Management Board believes that similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to the Group, many of which present an adjusted operating profit-related performance measure when reporting their results. Adjusted profit from operations and adjusted operating margin have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit for the year, profit from operations or operating margin as determined in accordance with IFRS. Adjusted profit from operations and adjusted operating margin are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.

The table below reconciles the Group’s profit from operations to adjusted profit from operations, and to adjusted profit from operations at constant rates based on a re-translation of adjusted profit from operations for each year, at the previous year’s exchange rates, and presents adjusted operating margin for the periods presented. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to Group profit for the years ended 31 December 2018, 2017 and 2016.

	For the year ended 31 December (£m)

	2018	2017	2016	2015	2014
Profit from operations	9,313	6,412	4,655	4,557	4,546
Add:
Restructuring and integration costs	363	600	603	367	452
Amortisation of trademarks and similar intangibles	377	383	149	65	58
Fair value movement in stock on acquisition	–	465	–	–	–
Fixed asset impairment (hyperinflation)	110	–	–	–	–
Fox River	–	–	20	–	(27)
Flintkote	–	–	–	3	374
Other	184	69	53	–	–
Adjusted profit from operations	10,347	7,929	5,480	4,992	5,403

Operating margin	38.0%	32.8%	32.9%	36.4%	34.0%
Adjusted operating margin*	42.6%	41.1%	38.8%	39.8%	40.5%
Impact of translational foreign exchange	577	(324)	(283)	628	672
2018 adjusted profit from operations re-translated at 2017 exchange rates	10,924
2017 adjusted profit from operations re-translated at 2016 exchange rates		7,605
2016 adjusted profit from operations re-translated at 2015 exchange rates			5,197
2015 adjusted profit from operations re-translated at 2014 exchange rates				5,620
2014 adjusted profit from operations re-translated at 2013 exchange rates					6,075
Change in adjusted profit from operations at prior year’s exchange rates (constant rates)	+37.8%	+38.8%	+4.1%	+4.0%	+4.4%

*	Adjusted profit from operations as a percentage of adjusted revenue.

BAT Annual Report and Form 20-F 2018	261

Additional disclosures

Non-GAAP measures continued

Adjusted share of post-tax results of associates and joint ventures

Definition – share of post-tax results of associates and joint ventures before the impact of adjusting items.

To supplement BAT’s performance presented in accordance with IFRS, the Group’s share of post-tax results of associates and joint ventures is also presented before adjusting items as defined in note 1 in the Notes on the Accounts. The Group’s Management Board believes that adjusted share of post-tax results of associates and joint ventures provides information that enables investors to better compare the Group’s business performance across periods. The Group’s Management Board uses adjusted share of post-tax results from associates and joint ventures as part of the total assessment of the underlying performance of all the Group’s business interests. Adjusted share of post-tax results of associates and joint ventures has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to the Group’s share of post-tax results of associates and joint ventures as determined in accordance with IFRS. Adjusted share of post-tax results of associates and joint ventures is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.

The most directly comparable IFRS measure to adjusted share of post-tax results of associates and joint ventures is share of post-tax results of associates and joint ventures. A reconciliation is provided on page 142 within note 5 in the Notes on the Accounts.

Underlying tax rate

Definition – Tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

BAT management monitors the Group’s underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items as defined in note 1 in the Notes on the Accounts. Underlying tax rate is not a measure defined by IFRS. The most directly comparable IFRS measure to underlying tax rate is the effective tax rate based upon profit before tax. The Group’s Management Board believes that this additional measure is useful to investors, and is used by BAT management as described above, because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance.

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

	For the year ended 31 December (%)

	2018	2017	2016	2015	2014
Profit before taxation	8,351	29,527	6,245	5,855	4,848
Less: Share of post-tax results of associates and joint ventures	(419)	(24,209)	(2,227)	(1,236)	(719)
Adjusting items within profit from operations	1,034	1,517	825	435	857
Adjusting items within finance costs/(income)	(4)	205	108	(489)	–
Adjusted profit before taxation, excluding associates and joint ventures	8,962	7,040	4,951	4,565	4,986

Taxation on ordinary activities	(2,141)	8,129	(1,406)	(1,333)	(1,455)
Adjusting items in taxation	(24)	(9,766)	61	22	–
Taxation on adjusting items	(199)	(454)	(128)	(80)	(69)
Adjusted taxation	(2,364)	(2,091)	(1,473)	(1,391)	(1,524)
Underlying tax rate	26.4%	29.7%	29.8%	30.5%	30.6%

Adjusted diluted earnings per share

Definition – diluted earnings per share before the impact of adjusting items.

BAT management monitors adjusted diluted earnings per share, a measure which removes the impact of adjusting items, as defined in note 1 in the Notes on the Accounts, from diluted earnings per share. Adjusted diluted earnings per share is used by management within the Group’s incentive schemes, as reported within the remuneration report beginning on page 73 and reported in note 7 in the Notes on the Accounts. The Group’s Management Board believes that this additional measure is useful to investors, and is used by BAT management as described above, as an indicator of diluted earnings per share before adjusting items. Adjusted diluted earnings per share has limitations as an analytical tool and should not be used in isolation from, or as a substitute for, diluted earnings per share as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted diluted earnings per share is diluted earnings per share and a reconciliation is provided in note 7 in the Notes on the Accounts. The definition of adjusting items is provided in note 1 in the Notes on the Accounts.

262	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Results on a constant translational currency basis

Movements in foreign exchange rates have impacted the Group’s financial results. The Group’s Management Board reviews certain of its results, including adjusted revenue, adjusted revenue growth from the strategic portfolio, adjusted profit from operations and adjusted diluted earnings per share, at constant rates of exchange. The Group calculates these financial measures at constant rates of exchange based on a re-translation, at prior year exchange rates, of the current year’s results of the Group and, where applicable, its geographic segments. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group’s Management Board does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the Group’s operating performance on a local currency basis. Accordingly, the constant rates of exchange financial measures appearing in the discussion of the Group results of operations (beginning on page 33) should be read in conjunction with the information provided in note 2 in the Notes on the Accounts.

In 2018, 2017 and 2016, results were affected by translational exchange rate movements. In 2018, at the prevailing exchange rates, adjusted revenue increased by 25.9%, adjusted revenue growth from the strategic portfolio increased by 48.6% and adjusted profit from operations increased by 30.5% versus 2017. At constant rates of exchange, adjusted revenue would have increased by 33.4%, adjusted revenue growth from the strategic portfolio would have increased by 56.1% and adjusted profit from operations would have increased by 37.8%. This lower growth rate at prevailing exchange rates reflects the negative translational impact as a result on the relative strengthening of the pound sterling. In 2017, at the prevailing exchange rates, adjusted revenue increased by 36.6% and adjusted profit from operations increased by 44.7% versus 2016. At constant rates of exchange, adjusted revenue would have increased by 31.7% and adjusted profit from operations would have increased by 38.8%. This higher growth rate at prevailing exchange rates reflects the translational benefit as a result of the relative weakness of the pound sterling.

In 2018, 2017 and 2016, adjusted diluted earnings per share was affected by translational exchange rate movements. In 2018, the adjusted diluted earnings per share of 296.7p, an increase of 5.2%, would, when translated at 2017 exchange rates, have been 315.5p, an increase of 11.8%. This lower growth rate, in 2018, at prevailing exchange rates, reflects the negative translational impact as a result of the relative strength of the pound sterling. In 2017, the adjusted diluted earnings per share of 282.1p, an increase of 14.0%, would, when translated at 2016 exchange rates, have been 269.9p, an increase of 9.1%. This higher growth rate, in 2017, at prevailing exchange rates, reflects the translational benefit as a result of the relative weakness of the pound sterling. In 2016, adjusted diluted earnings per share of 247.5p, an increase of 18.8%, would, when translated at 2015 exchange rates, have been 230.0p, an increase of 10.4%. This higher growth rate, in 2016, at prevailing exchange rates reflects the translational benefit as a result of the relative weakness of the pound sterling.

Operating cash flow conversion ratio

Definition – net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third parties, pension short fall funding, taxes paid and net capital expenditure, as a proportion of adjusted profit from operations.

BAT Annual Report and Form 20-F 2018	263

Additional disclosures

Non-GAAP measures continued

In 2017, as described on page 40, the Group brought foward the MSA payment (£1,397 million) which impacted operating cash conversion in that year.

Adjusted cash generated from operations (adjusted CGFO)

Definition – net cash generated from operating activities before the impact of adjusting items (including FII GLO) and trading loans provided to a third party, excluding dividends received from associates, and after dividends paid to non-controlling interests, net interest paid and net capital expenditure.

264	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Net debt

Definition – total borrowings, including related derivatives, less cash and cash equivalents and current available-for-sale investments.

The Group uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS. The most directly comparable IFRS measure to net debt is total borrowings. The Group’s Management Board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to total borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS. A reconciliation of borrowings to net debt is provided in note 20 in the Notes on the Accounts.

BAT Annual Report and Form 20-F 2018	265

Additional disclosures

Non-GAAP measures continued

Adjusted net debt to adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA)

Definition – net debt excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process adjusted net debt), as a proportion of profit for the year (earnings) before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items

To supplement BAT’s total borrowings as presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision maker, reviews adjusted net debt to adjusted EBITDA to assess its level of net debt in comparison to the underlying earnings generated by the Group to evaluate the underlying business performance of the Group and its geographic segments. This is deemed by the Group’s Management Board to reflect the Group’s ability to service and repay borrowings.

For the purposes of this ratio, adjusted net debt is net debt, as discussed and reconciled on page 265, adjusted for the uplift arising on the RAI debt as part of the purchase price allocation, as such an uplift in value is not reflective of the repayment value of the debt.

Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to adjusted EBITDA is profit for the year. The Group’s Management Board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how the Group’s financial capacity has changed over the year. Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to profit from operations as determined in accordance with IFRS.

Adjusted net debt to adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS. The table below reconciles both total borrowings to adjusted net debt and profit from operations to adjusted EBITDA for the periods presented.

	As of the year ended 31 December (£m)

	2018	2017	2016	2015	2014
Total borrowings	47,509	49,450	19,495	17,001	12,258

Derivatives in respect of net debt:

– assets	(647)	(640)	(809)	(373)	(362)

– liabilities	269	117	300	164	137

Cash and cash equivalents	(2,602)	(3,291)	(2,204)	(1,963)	(1,818)

Current available-for-sale investments	(178)	(65)	(15)	(35)	(50)

Purchase price allocation adjustment to RAI debt	(944)	(947)	–	–	–

Adjusted net debt	43,407	44,624	16,767	14,794	10,165

Profit for the year	6,210	37,656	4,839	4,522	3,393

Taxation on ordinary activities	2,141	(8,129)	1,406	1,333	1,455

Net finance costs/(income)	1,381	1,094	637	(62)	417

Depreciation, amortisation and impairment costs	1,038	902	607	428	523

Share of post-tax results of associates and joint ventures	(419)	(24,209)	(2,227)	(1,236)	(719)

Other adjusting items (not related to depreciation, amortisation and impairment costs)	499	1,049	612	344	730

Adjusted EBITDA	10,850	8,363	5,874	5,329	5,799

Adjusted net debt to adjusted EBITDA	4.0x	5.3x	2.9x	2.8x	1.8x

Impact of translational foreign exchange on adjusted net debt	(1,694)

Adjusted net debt at constant rates of exchange	41,713

Impact of translational foreign exchange on adjusted EBITDA	590

Adjusted EBITDA at constant rates of exchange	11,440

Adjusted net debt to adjusted EBITDA at constant rates of exchange	3.6x

266	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Additional disclosures on

liquidity and capital resources

The Group’s cash inflows derive principally from its operating activities. They are supplemented when required by cash flows from financing activities, typically to support acquisitions. The principal sources of liquidity for the Group are cash flows generated from the operating business and proceeds from issuances of debt securities described below under ‘capital resources’.

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

In 2018, 2017 and 2016, all contractual borrowing covenants were met and none are expected to inhibit the Group’s operations or funding plans.

Capital expenditure

Gross capital expenditures include purchases of property, plant and equipment and purchases of certain intangibles. The Group’s gross capital expenditures for 2018, 2017 and 2016 were £883 million, £862 million and £652 million, respectively, representing investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). The Group expects gross capital expenditures in 2019 of approximately £872 million, representing the ongoing investment in the Group’s operational infrastructure, including the continued investment into PRRPs. This is expected to be funded by the Group’s cash flows and existing facilities.

Hedging instruments

As discussed in note 23 in the Notes on the Accounts, the Group hedges its exposure to interest rate movements and currency movements. BAT’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings. Interest rate swaps have been used to manage the interest rate profile of external borrowings, while cross-currency swaps have been used to manage the currency profile of external borrowings.

Capital resources

Policy

The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to ensure that there is the maximum mobilisation of cash within the Group. The key objectives of treasury in respect of cash and cash equivalents are to protect the principal value of the Group’s cash and cash equivalents, to concentrate cash at the centre to minimise the required long-term debt issuance and to optimise the yield earned. The amount of debt the Group issues is determined by forecasting the net debt requirement after the mobilisation of cash.

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms or through local borrowings by the subsidiaries in appropriate currencies. All contractual borrowing covenants have been met and none are expected to inhibit the Group’s operations or funding plans.

Borrowings

The following table sets out the Group’s long- and short-term borrowings as of the dates indicated:

				As of 31 December (£m)[1]

	Currency	Maturity dates	Interest rates at 31 December 2018	2018	2017	2016
Eurobonds[3]	Euro	2019 to 2045	0.4% to 4.9%	8,717	8,585	7,704

	Euro	2021	3m EURIBOR +50bps	986	1,326	341

	UK pound sterling	2019 to 2055	1.8% to 7.3%	4,671	4,680	4,241

	US dollar	2019	1.6%	512	482	527

	Swiss franc	2021 to 2026	0.6% to 1.4%	523	498	526

Bonds issued pursuant to Rules under the US Securities Act (as amended)[3]	US dollar	2019 to 2047	2.3% to 8.1%	25,428	25,545	4,472

	US dollar	2020 to 2022	USD 3m LIBOR +59bps to 88bps	1,381	1,665	405

Commercial Paper[2,3]				536	1,200	254

Other loans				3,859	4,466	110

Bank loans				608	512	336

Bank overdrafts				274	469	553

Finance leases				14	22	26

Total				47,509	49,450	19,495

Notes:

1.	The financial data above has been extracted from the Group’s consolidated financial statements.

2.

The interest on the commercial paper referred to in the table above is based on US$ LIBOR plus a margin ranging between 22 and 65 basis points (2017: between 19 and 38 basis points, 2016: between 22 and 77 basis points) and EURIBOR plus a margin ranging between 8 and 15 basis point (2017: ranging between 10 and 24 basis points, 2016: ranging between 20 and 29 basis points)

3.

The issuers of these debt securities are B.A.T. International Finance p.l.c., B.A.T Capital Corporation, Reynolds American Inc., or R.J. Reynolds Tobacco Company, as applicable. British American Tobacco p.l.c. is the ultimate guarantor in each case.

BAT Annual Report and Form 20-F 2018	267

Additional disclosures

Additional disclosures on liquidity and capital resources continued

Off-balance sheet arrangements and contractual obligations
Except for operating leases, the Group has no significant off-balance sheet arrangements. The Group has contractual obligations to make future payments on debt agreements. In the normal course of business, the Group enters into contractual arrangements where the Group commits to future purchases of services from unaffiliated parties and related parties.

The Group’s undiscounted contractual obligations as of 31 December 2018 were as follows:

	Payments due by period (£m)

	Total	Less than 1 Year	1–3 Years	3–5 Years	Thereafter
Long-term notes and other borrowings, exclusive of interest[1]	47,025	3,747	10,214	9,674	23,390

Interest payments related to long-term notes[1]	470	470	–	–	–

Finance lease obligations	14	8	5	1	–

Operating lease obligations[2]	687	175	243	134	135

Purchase obligations[3]	1,332	1,181	111	40	–

Total cash obligations	49,528	5,581	10,573	9,849	23,525

Notes:

1.	For more information about the Group’s long-term debt, see note 20 in the Notes on the Accounts.

2.	Operating lease obligations represent estimated lease payments primarily related to vehicles, office space, warehouse space and equipment. See note 28 in the Notes on the Accounts.

3.

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

The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future funding are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme liabilities totalled £518 million as of 31 December 2018, which is net of pension assets of £11,925 million. The Group expects to be required to contribute £168 million to its defined benefit plans during 2019. See note 12 in the Notes on the Accounts for further information.

US$ exchange rate

The following table sets forth the high and low noon buying rates of each month of the last six months, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in US dollars per pound sterling.

	High	Low
August 2018	1.3120	1.2685

September 2018	1.3237	1.2833

October 2018	1.3210	1.2731

November 2018	1.3144	1.2729

December 2018	1.2777	1.2524

January 2019	1.3176	1.2598

The following table sets forth for each year the average of the noon buying rates on the last business day of each month of that year, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years.

Average
Year ended 31 December 2014	1.6461

Year ended 31 December 2015	1.5250

Year ended 31 December 2016	1.3444

Year ended 31 December 2017	1.3016
Year ended 31 December 2018	1.3309

On 22 February 2019, the latest practicable date prior to this filing, the noon buying rate was £1.00 = US$1.3067.

The rates presented above may differ from the actual rates used in preparation of financial information appearing in this Annual Report and Form 20-F. The presentation of such rates is not meant to suggest that the US dollar amounts actually represent the pound sterling amounts or that such amounts could have been converted to US dollars at any particular rate.

268	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Employees

As at 31 December 2018, the number of persons permanently employed by the Group was 63,877 worldwide. The Group believes that its labour relations are good.

Certain temporary employees are included in the below figures. The number of such temporary employees is approximately 2,900 and largely relates to seasonal workers within operations.

The following table sets forth the number of Group employees by region in 2018, 2017 and 2016.

		As of 31 December

Region (number of employees worldwide)	2018	2017	2016
US1	5,019	5,201	–

APME	15,077	14,730	17,213

AmSSA	17,372	17,962	18,617

ENA[2]	26,409	24,377	21,232

Total employees	63,877	62,270	57,062

Notes:

1.	Total number of employees increased to 62,270 as of 31 December 2017 from 57,062 as of 31 December 2016 partly due to the addition of 5,201 employees following the acquisition of RAI.

2.

Included within the employee numbers for ENA are certain employees in different locations in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

BAT Annual Report and Form 20-F 2018	269

Additional disclosures

Group risk factors

Business execution and supply chain risks

Risk: Competition from illicit trade.

Description

Illicit trade and tobacco trafficking in the form of counterfeit products, smuggled genuine products and locally manufactured products on which applicable taxes are evaded represent a significant and growing threat to the legitimate tobacco industry. Factors such as increasing levels of taxation, price increases, economic downturn, lack of law enforcement, appropriate penalties and weak border control are encouraging more adult tobacco consumers to switch to illegal cheaper tobacco products and providing greater rewards for counterfeiters and smugglers. Regulatory restrictions such as plain packaging or graphic health warnings, display bans, taste or ingredient restrictions and increased compliance costs further disadvantage legitimate industry participants by providing competitive advantages to illicit manufacturers and distributors of illicit tobacco products.

Impact

Illicit trade can have an adverse effect on the Group’s overall sales volume and may restrict the ability to increase selling prices. Illicit trade can also damage brand equity and reputation, which could undermine the Group’s investment in trade marketing and distribution. These factors in turn could reduce profits and have an adverse effect on the Group’s results of operations and financial conditions.

Risk: Geopolitical tensions that have the potential to disrupt the Group’s business in multiple markets.

Description

The Group’s operations and financial condition are influenced by the economic and political situations in the markets and regions in which it has operations, which are often unpredictable and outside of its control. Some markets in which the Group operates face the threat of civil unrest and can be subject to frequent changes in regime. In others, there is a risk of terrorism, conflict, war, organised crime or other criminal activity. The Group is also exposed to economic policy changes in jurisdictions in which it operates. In addition, some markets maintain trade barriers or adopt policies that favour domestic producers, preventing or restricting the Group’s sales.

Impact

Deterioration of socio-economic or political conditions could potentially lead to loss of life or loss of assets that limit or eliminate the Group’s access to particular markets or may disrupt the Group’s operations, such as its supply chain, or manufacturing or distribution capabilities. Such disruption may result in increased costs due to the need for more complex supply chain arrangements, to build new facilities or to maintain inefficient facilities, or in a reduction of the Group’s sales volume.

Risk: Disruption to the Group’s data and information technology systems, including by cyber-attack or the malicious manipulation or disclosure of confidential information.

Description

The Group increasingly relies on data and information technology systems for its internal communications, controls, reporting and relations with customers and suppliers. Some of these systems are managed by third-party service providers. A significant disruption of the Group’s systems, including those managed by third-party service providers, due to computer viruses, cyber threats, malicious intrusions or unintended or malicious behaviour by employees, contractors or services providers could affect the Group’s communications and operations. In addition, such disruption may compromise the integrity of information and result in the inappropriate disclosure of confidential information, or may lead to false or misleading statements being made about the Group.

Impact

Any disruption to technology systems related to the Group’s operations could adversely affect its business, results of operation, financial condition and reputation.

Security breaches and the loss of data or operational capacity may disrupt relationships throughout the supply chain, expose the Group to liability and lead to increased costs.

The disclosure of trade secrets or other commercially sensitive information may provide competitors with a competitive advantage resulting in competitive or operational damage to the Group. The disclosure of confidential information about the Group’s employees, customers, suppliers or other third parties could also expose the Group to liability.

Failure to effectively prevent or respond to a major breach or cyber-attack may also subject the Group to significant reputational damage.

270	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Risk: Failure to meet current or future PRRPs demand due to supply chain failures.

Description

The PRRPs supply chain is a multi-tiered and complex environment with reliance on multiple factors, such as third-party suppliers’ ability to upscale production in order to meet demand while maintaining product quality, dependency on single suppliers at various points in the chain and the Group’s ability to build adequate consumables production capacity in line with product demand. Given the developing nature of the PRRPs portfolio, there is also an enhanced risk that some products may not meet product quality standards or may be subject to regulatory changes, leading to product recalls, which we have experienced in the past. In addition, the PRRPs supply chain may be vulnerable to changes in local legislation related to liquid nicotine that could increase import duties. Furthermore, the PRRPs supply chain includes the development of sensitive trade secrets jointly with external design partners, which carries the risk of exposure of innovations to competitors.

Impact

Vulnerabilities in the PRRPs supply chain may impact the Group’s ability to maintain supply and meet the current and future demand requirements across the PRRPs portfolio, potentially resulting in significant reputational harm and financial impact that may negatively affect the Group’s results of operations and financial condition. The design of PRRPs devices may also prevent the scaling of commercial manufacturing, which will either restrict supply or increase the costs of production.

In addition, changes in local legislation related to liquid nicotine import duties may increase PRRPs production costs, which may increase end market pricing. Furthermore, the exposure of sensitive trade secrets can lead to competitive disadvantages and further negatively impact the Group’s results of operations and financial condition.

Risk: Financial counterparty risks.

Description

The Group relies on transactions with a variety of financial counterparties to manage the Group’s business and financial risks. In the event that any of these counterparties fails, payments due from such counterparty, such as under hedging or insurance contracts, may not be recovered. In addition, failure of a transactional banking party may lead to the loss of cash balances and disruption to payment systems involving such counterparty.

Impact

The inability to recover payments due from one or more failed financial counterparties or the loss of cash balances may cause significant financial loss and have an adverse effect on the Group’s results of operations, financial condition and financial risk profile. In addition, the loss of cash balances or a disruption to payment systems may cause disruption to the Group’s ongoing operations and ability to pay its creditors and suppliers.

Risk: Exposure to unavailability of and price volatility in raw materials and increased costs of employment.

Description

The availability and price of various commodities required in the manufacture of the Group’s products fluctuate. Raw materials and other inputs used in the Group’s business, such as wood pulp and energy, are commodities that are subject to price volatility caused by numerous factors, including political influence, market fluctuations and natural disasters.

Similarly, the Group is exposed to the risk of an increase above inflation in employment costs, including due to governmental action to introduce or increase minimum wages. Employment and health care law changes may also increase the cost of provided health care and other employment benefits expenses.

Impact

Restricted availability and price volatility of commodities may result in supply shortages and unexpected increases in costs for raw materials and packaging for the Group’s products, which may affect the Group’s results of operations and financial condition.

Similarly, the Group’s profitability may be affected by increases in overall employment costs.

The Group may not be able to increase prices to offset increased costs without suffering reduced sales volume and revenue. In the absence of compensating for increased costs through pricing, significant increases in raw material, packaging and employment costs above inflation will impact product margins, leading to lower profits and negatively affecting the Group’s results of operations and financial condition.

BAT Annual Report and Form 20-F 2018	271

Additional disclosures

Group risk factors continued

Business Execution and Supply Chain Risks continued

Risk: Failure to retain key personnel or to attract and retain skilled talent.

Description

The Group relies on a number of highly experienced employees with detailed knowledge of the tobacco industry and the Group’s business. Similarly, the Group is dependent on its ability to identify, attract, develop and retain such qualified personnel in the future.

Furthermore, broader economic trends may impact the Group’s ability to retain key employees and may increase competition for highly talented employees, potentially resulting in the loss of experienced employees.

Impact

If the Group is unable to retain its existing key employees or to attract and retain skilled talent in the future, critical positions may be left vacant, which could adversely impact the delivery of strategic objectives, which could ultimately impact the Group’s results of operations and financial condition.

High voluntary employee turnover may also reduce organisational performance and productivity, which may have a further adverse impact on the Group’s results of operations and financial condition.

Risk: Disruption to the supply chain and distribution channels.

Description

The Group has an increasingly global approach to managing its supply chain and distribution channels and is exposed to the risk of disruption to any aspect of the Group’s supply chain, to suppliers’ operations or to distribution channels, and the deterioration in the financial condition of a trading partner.

Such disruption may be caused by a major fire, violent weather conditions or other natural disasters that affect manufacturing or other facilities of the Group’s operating subsidiaries or those of their suppliers and distributors. Although the Group seeks to maintain insurance coverage against damage resulting from natural disasters, in certain of the geographic areas where the Group operates such coverage may not be obtainable on commercially reasonable terms, if at all. Coverage may be subject to limitations or the Group may be unable to recover damages from its insurers.

Disruption may also be caused by a deterioration in labour or union relations, disputes or work stoppages or other labour-related developments within the Group or its suppliers and distributors.

In addition, the Group’s operating subsidiaries may not be able to establish or maintain relationships on favourable commercial terms with their suppliers and distributors. In some markets, distribution of the Group’s products is through third-party monopoly channels, often licensed by governments. The Group may be unable to renew these third-party supplier and distribution agreements on satisfactory terms for numerous reasons, including government regulations.

Furthermore, there are some product categories for which the Group does not have spare production capacity or where substitution between different production plants is very difficult. Consolidation of global suppliers and certain distributors that control large geographies may reduce the Group’s availability of alternatives and negatively impact the Group’s negotiating power with key suppliers and distributors.

These risks are particularly relevant in jurisdictions where the Group’s manufacturing facilities are more concentrated or for certain product categories where production is more centralised.

Impact

Any disruption to the Group’s supply chain and distribution channels could have an adverse effect on the results of operations and financial conditions of the Group through failures to meet shipment demand, contract disputes, increased costs and loss of market share.

272	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Risk: Exposure to product contamination.

Description

The Group may experience product contamination, whether by accident or deliberate malicious intent, during supply chain or manufacturing processes, or may otherwise fail to comply with the Group’s quality standards.

Impact

Product contamination may expose the Group to significant costs associated with recalling products from the market or temporarily ceasing production. In addition, adult tobacco consumers may lose confidence in the specific brand affected by the contamination, resulting in reputational damage and a loss of sales volume and market share. In addition, the Group could be subject to liability and costs associated with civil and criminal actions as well as regulatory sanctions brought in connection with a contamination of the Group’s products. Each of these results may in turn have an adverse effect on the Group’s results of operations and financial condition.

Risk: Inability to obtain adequate supplies of tobacco leaf.

Description

The Group purchases significant volumes of packed leaf each year. Tobacco leaf supplies are impacted by a variety of factors, including weather conditions, drought, flood and other natural disasters, growing conditions, diseases causing crop failure, climate change and local planting decisions. Tobacco production in certain countries is also subject to a variety of controls, including regulation affecting farming and production control programmes, and to competition for land use from other agriculture products. Such controls and competition can further constrain the production of tobacco leaf, raising prices and reducing supply.

Impact

Restricted availability of tobacco leaf may impact the quality of the Group’s products to a level that may be perceptible by consumers and impact the Group’s ability to deliver on consumer needs. Accordingly, the reduction of tobacco leaf supply may impact supply and demand of the Group’s products and have a negative impact on results of operations. Higher tobacco leaf prices may also increase the Group’s costs for raw materials, which may have an adverse effect on its results of operations and financial condition.

Risk: Failure to successfully design, implement and sustain an integrated operating model.

Description

The Group aims to improve profitability and productivity through supply chain improvements and the implementation of an integrated operating model and organisational structure, including standardisation of processes and centralised back-office services.

Impact

Failure by the Group to successfully design, implement and sustain the integrated operating model and organisational structure could lead to the failure to realise anticipated benefits, increased costs, disruption to operations, decreased trading performance and reduced market share. These results could in turn reduce profitability and funds available for investment by the Group in long-term growth opportunities.

BAT Annual Report and Form 20-F 2018	273

Additional disclosures

Group risk factors continued

Legal, regulatory and compliance risks

Risk: Exposure to increasing tobacco control and regulation affecting the Group’s products, prices, sales and marketing.

Description

The advertising, sale and consumption of tobacco products have been, and continue to be, subject to increasingly stringent restrictions, introduced by both regulation, including tax increases, and voluntary agreements.

Most regulations or potential regulatory initiatives can be categorised as follows:

–	Place: including regulations restricting smoking in private, public and work places (e.g., public place smoking and vaping bans);

–

Product: including regulations on the use of, or costly testing and measuring requirements for, ingredients, product design and attributes (e.g., ceilings regarding tar, nicotine and carbon monoxide yields, as well as restrictions on flavours, including menthol); product safety regulations, electrical safety regulations and reduced cigarette ignition propensity;

–

Packaging and labelling: including regulations on health warnings and other government-mandated messages (e.g., in respect of content, positioning, size and rotation); restrictions on the use of certain descriptors and brand names; product disclosure requirements (e.g., in relation to ingredients and emissions); requirements on pack shape, size, weight and colour and mandatory plain packaging;

–

Sponsorship, promotion and advertising: including partial or total bans on advertising, marketing, promotions and sponsorship and restrictions on brand sharing and using tobacco branding on non-tobacco products (so called “stretching”);

–

Purchase: including regulations on the manner in which products are sold, such as type of outlet (e.g., supermarkets and vending machines) and how they are sold (e.g., above the counter versus beneath the counter); and

–	Price: including regulations which have implications on the prices that manufacturers can charge for their tobacco products (e.g., excise taxes and minimum prices).

The Group believes that further tobacco-control regulation is inevitable over the medium term in many of the Group’s markets, and is driven by tobacco control activities undertaken by national governments and non-governmental organisations, as well as guidelines and protocols derived from the World Health Organization’s Framework Convention on Tobacco Control (“FCTC”). The FCTC has led to increased efforts by tobacco control advocates and public health organisations to reduce the supply of, and demand for, tobacco products, particularly those containing menthol and other flavours, and to encourage governments to further regulate the tobacco industry. Many of the measures outlined in the FCTC have been or are being implemented by means of national legislation in many markets in which the Group operates. For example, the EU has adopted the revised Tobacco and Related Products Directive (“TPD2”), which, among other things, bans the use of characterising flavours, including menthol, in cigarettes from 2020, in line with numerous other jurisdictions banning or restricting the use of menthol in tobacco products. In March 2018, the FDA published its Advanced Notice of Proposed Rulemaking (“ANPRM”) entitled “Regulation of Flavors in Tobacco Products” to seek public comment on the role that flavours (including menthol) in tobacco products play in attracting youth. In November 2018, the FDA announced the acceleration of proposed rulemaking to seek a ban on menthol in combustible tobacco products, including cigarettes. Bans or restrictions on the use of flavoured tobacco products and menthol have also been introduced, and may be introduced in the future, at a municipal or state level in the US without undergoing federal rulemaking procedures.

Furthermore, various national or international regulatory regimes may seek to require the reduction of nicotine levels in tobacco products. In March 2018, the FDA published its ANPRM titled “Tobacco Product Standard for Nicotine Level of Combusted Cigarettes” and invited interested parties to submit comments on, among other issues, maximum nicotine limits and whether any maximum nicotine level should apply to combustible tobacco products.

Several countries, including France, Belgium and Pakistan, have sought or are seeking to prohibit certain brands and brand variants or prohibit messaging on cigarette packaging that promotes a brand or usage.

Please refer to pages 285 to 288 for details of tobacco and nicotine regulatory regimes under which the Group’s businesses operate.

Impact

Existing and future tobacco control and regulation could adversely affect volume and profits as a result of restrictions on the Group’s ability to sell its existing products or brands, including due to the loss of provisional sales approvals for newer existing products, such as PRRPs. Impediments to maintaining or building brand equity, could also adversely impact volume and profits. In addition, new regulation could lead to greater complexity and higher production and compliance costs. New product specifications may have a negative impact on sales volumes as consumers seek alternatives in illicit trade. All these effects may have an adverse effect on the Group’s results of operations and financial conditions. The Group’s share price has also experienced, and could in the future experience, shocks on the announcement or enactment of restrictive regulation.

In particular, through the acquisition of RAI, the Group acquired the Newport brand, the leading menthol cigarette brand in the US, the Group’s largest single market. The sales of Newport, together with the other menthol brands of the Group’s operating subsidiaries, represent a significant portion of the Group’s total net sales. Any action by the FDA or any other governmental authority banning or materially restricting the use of menthol in tobacco products could have a significant negative impact on sales volumes of the Newport brand and the Group’s other menthol products, which would in turn have an adverse effect on the results of operations and financial position of the Group. Similarly, regulations on nicotine levels in cigarettes and in other products that are being considered in a number of jurisdictions in which the Group operates could have a negative impact on sales volumes of the Group’s products in the relevant jurisdictions.

In addition, taking into account the significant number of regulations that may apply to the Group’s businesses across the world, the Group is and may in the future be subject to claims for breach of such regulations. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims.

274	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Risk: Significant and/or unexpected increases or structural changes in tobacco-related taxes.

Description

Tobacco products are subject to high levels of taxation, including excise taxes, sales taxes, import duties and levies in most markets in which the Group operates. In many of these markets, taxes are generally increasing, but the rate of increase varies between markets and between different types of tobacco products. Increases in, or the introduction of new, tobacco-related taxes may be caused by a number of factors, including fiscal pressures, health policy objectives and increased lobbying pressure from anti-tobacco advocates.

Impact

Significant or unexpected increases in, or the introduction of new, tobacco-related taxes or minimum retail selling prices, changes in relative tax rates for different tobacco products or adjustments to excise may result in the need for the Group to absorb such tax increases due to limits in its ability to increase prices, an alteration in the sales mix in favour of value-for-money brands or products, or growth in illicit trade, each of which could impact pricing, sales volume and profit for the Group’s products.

Risk: Failure to comply with health and safety and environmental laws.

Description

The Group is subject to a variety of laws, regulations and operational standards relating to health and safety and the environment. The Group may fail to assess certain risks and implement the right level of control measures or to maintain adequate standards of health and safety or environmental compliance, which could cause injury, ill health, disability or loss of life to employees, contractors or members of the public, or harm to the natural environment and local communities in which the Group operates. Insufficient information, instruction and training in the relevant areas and a lack of knowledge of the existence and/or requirements of relevant regulations, or a failure to monitor, assess and implement the requirements of new or modified legislation, may increase these risks.

Impact

Any failure by the Group to comply with applicable health and safety or environmental laws, or the exposure to the consequences of a perceived failure, could result in business disruption, reputational damage, difficulties in recruiting and retaining staff, increased insurance costs, consequential losses, the obligation to install or upgrade costly pollution control equipment, loss of value of the Group’s assets, remedial costs and damages, fines and penalties as well as civil or criminal liability. Each of these results could in turn adversely impact the Group’s results of operations and financial condition.

Risk: Exposure to unfavourable tax rulings.

Description

The Group is subject to tax laws in a variety of jurisdictions. The Group‘s interpretation and application of the tax laws could differ from those of the relevant tax authority, which may subject the Group to claims for breach of such laws, including for late or incorrect filings or for misinterpretation of rules. Tax authorities in a variety of jurisdictions have assessed, and may in the future assess, the Group for historical tax claims, including interest and penalties, arising from disputed areas of tax law. The Group is currently party to tax disputes in a number of jurisdictions, some of which involve claims for amounts in the hundreds of millions of pounds sterling.

Please refer to note 28 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Impact

The Group’s failure to comply with the relevant tax authority’s interpretation and application of the tax laws could result in significant financial and legal penalties, including the payment of additional taxes, fines and interest in the event of an unfavourable ruling by a tax authority in a disputed area, as well as the payment of dispute costs. Disruption to the business could occur as a result of management’s time being diverted away from business matters. Each of these results could negatively affect the Group’s results of operations and financial condition.

BAT Annual Report and Form 20-F 2018	275

Additional disclosures

Group risk factors continued

Legal, regulatory and compliance risks continued

Risk: Adverse implications of proposed EU legislation on single-use plastics that would restrict the use of tobacco filters and plastic components in the Group’s products.

Description

The EU is in the final stages of adopting a Directive on single-use plastics which, among other products, will target tobacco filters containing plastic.

Under the Directive, the Group may become subject to:

–	Extended Producer Responsibility (EPR) schemes, requiring the Group to cover the costs of collecting, transporting, treating and clean-up of cigarette filters;

–	Obligations to finance consumer awareness campaigns; and

–	Products marking requirements.

The Directive could affect the Group’s FMC, roll-your-own, Fine Cut and THP product categories.

It is expected that the final text of the Directive will be published by 30 June 2019. In addition, the EU Commission may issue guidelines for the EPR schemes prior to the anticipated implementation deadline on 5 January 2023 and adopt an Implementing Act stipulating the dimensions, position and content of required product markings in the first half of 2020. When implementing the Directive, member states may further expand its scope under their respective laws, which may subject the Group to additional regulation and financial obligations.

Impact

The financial implications of the proposed EPR schemes and financing obligations for consumer awareness programmes may have an adverse effect on the Group’s financial condition and results of operation. In addition, new product marking requirements may increase production costs and have an adverse effect on the Group’s results of operations and financial condition. If significant space is appropriated on the packaging of some of the Group’s products, this may also be an impediment to maintaining or building brand equity of the Group’s products, which may in turn have a negative impact on the Group’s sales volume.

Risk: Exposure to tobacco-related and other litigation.

Description

The Group is involved in litigation related to its tobacco products, including legal and regulatory actions, proceedings and claims, brought against it in a number of jurisdictions. Claims brought against the Group may be based on personal injury (both individual claims and class-actions), economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments), negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, deceptive and unfair trade practices, conspiracy, medical monitoring and violations of antitrust and racketeering laws. Certain actions, such as certain of those in the US and Canada, involve claims in the tens or hundreds of billions of pounds sterling.

The Group is also involved in proceedings that are not directly related to its tobacco products, including proceedings based on environmental pollution claims.

Additional legal and regulatory actions, proceedings and claims may be brought against the Group in the future.

Impact

The Group’s consolidated results of operations and financial position could be materially affected by any unfavourable outcome of certain pending or future litigation. The Group could be exposed to substantial liability, which may take the form of ongoing payments. Whether successful or not, the costs of the Group’s involvement in litigation could materially increase due to costs associated with bringing proceedings and defending claims, which may also cause operational and strategic disruption by diverting management time away from business matters. Liabilities and costs in connection with litigation could result in bankruptcy of one or more Group entities, which, in turn, could cause a material reduction in the Group’s sales volume and profits. Any negative publicity resulting from these claims may also adversely affect the Group’s reputation.

Please refer to note 28 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Risk: Unexpected legislative changes to corporate income tax laws.

Description

The Group is subject to corporate income tax laws in the jurisdictions in which it operates. These laws frequently change on a prospective or retroactive basis.

Impact

Legislative changes to corporate income tax laws and regulations may have an adverse impact on the Group’s corporate income tax liabilities and may lead to a material increase of the Group’s overall tax rate. This could in turn negatively affect the Group’s results of operations and financial condition.

276	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Risk: Exposure to potential liability under competition or antitrust laws.

Description

According to the Group’s internal estimates, the Group is a market leader by volume in a number of countries in which it operates and is one of a small number of tobacco companies in certain other markets in which it operates. As a result, the Group may fail to comply with competition or antitrust laws and may be subject to investigation for alleged abuse of its position in markets in which it has significant market share or for alleged collusion with other market participants.

Impact

Failure by the Group to comply with competition or antitrust laws and investigations for violation of such laws may result in significant legal liability, fines, penalties and/or damages actions, criminal sanctions against the Group, its officers and employees, increased costs, prohibitions on conduct of the Group’s business, forced divestment of brands and businesses (or parts of businesses) to competitors, director disqualifications and commercial agreements being held void. The Group may face increased public scrutiny and the investigation or imposition of sanctions by antitrust regulation agencies for violations of competition regimes which may subject the Group to reputational damage and loss of goodwill.

Risk: Failure to establish and maintain adequate controls and procedures to comply with applicable securities, corporate governance and compliance regulations.

Description

The Group’s operations are subject to a range of rules and regulations around the world. These include US securities, corporate governance and compliance laws and regulations such as the Sarbanes-Oxley Act of 2002 and the US Foreign Corrupt Practices Act of 1977, which applies to the Group’s worldwide activities. While the Group continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws. In addition, the Group is subject to increasingly stringent reporting obligations under the UK regulations and the UK’s Financial Reporting Council’s new reporting regime.

Impact

The increased scope and complexity of applicable regulations to which the Group is subject may lead to higher costs for compliance. Failure to comply with laws and regulations may result in significant legal liability, fines, penalties, and/or damages actions, criminal sanctions against the Group, its officers and employees, and damage to the Group’s reputation. Non-compliance with such regulations could also lead to a loss of the Group’s listing on one or more stock exchanges.

Risk: Loss of confidential information, including through manipulation of data by employees, and failure to comply with the European General Data Protection Regulation and other privacy laws.

Description

Unintended or malicious behaviour by employees, contractors, service providers and others using or managing the Group’s confidential information may affect the Group’s communications and operations and result in the disclosure of such information. The lack of infrastructure or application resilience, slow or insufficient disaster recovery service levels or the installation of new systems may increase the possibility that data, including confidential, personal or other sensitive information, stored or communicated by IT systems may be corrupted, lost or disclosed.

Various privacy laws, particularly the European General Data Protection Regulation (“GDPR”), forbid the disclosure of confidential information and, among other things, impose on the Group an obligation to notify the supervisory authority of a breach of confidential information. Fraudulent abuse of data and the inappropriate disclosure of confidential information may cause the Group to fail to meet statutory or regulatory requirements regarding data protection, such as the GDPR. The enforcement of regulations like the GDPR may also encourage compliance regimes and authorities in other jurisdictions in which the Group operates to enact similar regulations which would further increase these risks.

Impact

The loss of confidential information may result in civil or criminal legal liability and prosecution by enforcement bodies, which may subject the Group to the imposition of material fines and/or penalties and the costs associated with defending these claims. In addition, failure to comply with the GDPR or other privacy laws may result in the relevant regulator ordering the Group to cease processing activities, which would result in a significant operational disruption.

Inappropriate disclosure of confidential information or violation of the GDPR or other privacy laws may also result in significant reputational harm and public scrutiny, a loss of investor confidence and reduced third-party reliance on the Group’s information technology systems. In addition, restoration and remediation of disclosed confidential information may be costly, difficult or even impossible. These consequences may adversely impact the Group’s results of operations and financial condition.

BAT Annual Report and Form 20-F 2018	277

Additional disclosures

Group risk factors continued

Legal, regulatory and compliance risks continued

Risk: Failure to comply with product regulations due to uncertainty surrounding the proper interpretation and application of those regulations.

Description

The interpretation and application of regulations concerning the Group’s products, such as TPD2, may be subject to debate and uncertainty. This includes uncertainty over product classifications and restrictions on advertising. In particular with respect to the developing category of PRRPs, which has grown in size and complexity in a relatively short period of time, a consensus framework for the interpretation and application of existing regulation, such as the rules concerning nicotine-containing liquids used in vapour products, has yet to emerge.

The continuously changing and evolving landscape of regulation concerning the Group’s products contributes to the uncertainty surrounding interpretation and application and creates a risk that the Group may misinterpret or fail to comply with developing regulations in the various jurisdictions in which it operates, or becomes subject to enforcement actions from regulators. With the continuous changing of product cycle plans, expansion to new markets and innovations, there is a risk that such changes and launches fail to comply with the relevant regulations, including pre-approval and/or pre-registration requirements. For example, some governments have intentionally banned or are seeking to ban novel tobacco products and products containing nicotine, while others would need to amend their existing legislation to permit their sale. Even in countries where the sale of such products is currently permitted, some governments have adopted, or are seeking to adopt, bans on PRRPs or restrictions on certain flavours.

Impact

The significant number of emerging regulations and the uncertainty surrounding their interpretation and application may subject the Group to claims for breach of such regulations. Financial costs of such enforcement actions include financial penalties, product recalls and litigation costs, and entail a significant risk of adverse publicity and damage to the Group’s reputation and goodwill.

Risk: Failure to uphold high standards of corporate behaviour, including under anti-bribery and anti-corruption laws.

Description

The Group expects its employees to uphold a high standard of corporate behaviour and is subject to various anti-corruption laws and regulations (“Anti-Corruption Laws”) that generally prohibit its employees, suppliers, distributors and agents from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. The Group’s employees may fail to meet this standard or may violate applicable Anti-Corruption Laws.

For example, the Group is investigating, through external legal advisers, allegations of misconduct and is liaising with the UK Serious Fraud Office (“SFO”) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. The Group continues to cooperate with the SFO’s investigation and a sub-Committee of the Board has oversight of these matters. The outcomes will be decided by the relevant authorities or, if necessary, the courts. It is too early to predict the outcomes, but these could include the prosecution of individuals and/or of a Group company or companies. Accordingly, the potential for fines, penalties or other consequences cannot currently be assessed. As the investigation is ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Impact

Failure of the Group to comply with Anti-Corruption Laws or to deploy and maintain robust internal processes and policies could result in significant fines and penalties, criminal sanctions against the Group and its officers and employees, increased costs, prohibitions or other limitations on the conduct of the Group’s business and reputational harm and may subject the Group to claims for breach of such regulations.

Even when proven untrue, there are often financial costs, time demands and reputational impacts associated with investigating and defending against such claims, in particular accusations disseminated broadly through social media.

278	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Risk: Imposition of sanctions under sanctions regimes or similar international, regional or national measures.

Description

National and international sanctions regimes or similar international, regional or national measures may affect jurisdictions in which the Group operates or third parties with which it may have commercial relationships.

In particular, the Group has operations in a number of countries that are subject to various sanctions, including Iran, Sudan and Syria. Operations in these countries expose the Group to the risk of significant financial costs and disruption in operations that may be difficult or impossible to predict or avoid or the activities could become commercially and/or operationally unviable.

National and international sanctions regimes may also affect third parties with which the Group has commercial relationships and could lead to supply and payment chain disruptions.

Impact

As a result of the limitations imposed by sanctions, it may become commercially and/or operationally unviable for the Group to operate in certain jurisdictions and the Group may be required to exit existing operations in such jurisdictions. The Group may also experience difficulty in sourcing materials or importing products and be exposed to increased costs. In addition, the costs of complying with sanctions may increase as a result of changes to existing sanctions regimes.

Any failure to comply with sanctions regimes or similar international, regional or national measures may result in significant legal liability, fines and/or penalties, criminal sanctions against the Group, its officers and employees, damage to commercial relationships and reputational harm. Reputational harm may result regardless of whether the Group complies with imposed sanctions.

BAT Annual Report and Form 20-F 2018	279

Additional disclosures

Group risk factors continued

Economic and financial risks

Risk: Foreign exchange rate exposures.

Description

The Group’s reporting currency is the pound sterling. The Group is exposed to the risk of fluctuations in exchange rates affecting the translation of net assets and earned profits of overseas subsidiaries into the Group’s reporting currency. These translational exposures are not normally hedged.

Exposures also arise from the foreign currency denominated trading transactions undertaken by subsidiaries and dividend flows. Where not offset by opposing flows, these exposures are generally hedged according to internal policies, but hedging of exposure to certain currencies might not be possible due to exchange controls, limited currency availability or prohibitive costs, and errors in hedging may occur. Fiscal policy divergence in relation to interest rates between key markets may also increase these risks.

Impact

During periods of exchange rate volatility, the impact of exchange rates on the Group’s results of operations and financial condition can be significant. Fluctuations in exchange rates of key currencies against the pound sterling may result in volatility in the Group’s reported earnings per share, cash flow and balance sheet. Furthermore, the dividend paid by the Group may be impacted if the payout ratio is not adjusted. Differences in translation between earnings and net debt may also affect key ratios used by credit rating agencies, which may have an adverse effect on the Group’s credit ratings.

In addition, volatility and/or increased costs in the Group’s business due to transactional foreign exchange rate exposures may adversely affect operating margins and profitability and attempts to increase prices to offset such increases could adversely impact sales volumes.

Risk: Inability to obtain price increases and exposure to risks from excessive price increases and value chain erosion.

Description

Annual manufacturers’ price increases are among the key drivers in increasing market profitability. However, the Group has in the past been, and may in the future be, unable to obtain such price increases as a result of: increased regulation; increased competition from illicit trade; stretched consumer affordability arising from deteriorating political and economic conditions and rising prices; sharp increases or changes in excise structures; and competitors’ pricing.

As the PRRP market continues to develop, the Group may face erosion in the value chain for PRRPs through lower market prices, excise taxes, high retail trade margins or high production costs that make PRRPs less competitive versus combustible tobacco products.

In addition, the Group faces the risk that price increases it has conducted in the past, and may conduct in the future, may be excessive and not find adequate adult tobacco consumer acceptance.

Impact

If the Group is unable to obtain price increases or adversely affected by impacts of excessive price increases, it may be unable to achieve its strategic growth metrics, have fewer funds to invest in growth opportunities, and, in the case of excessive price increases, be faced with quicker reductions in sales volumes than anticipated due to accelerated market decline, down-trading (switching to a cheaper brand) and increased illicit trade. These in turn impact the Group’s market share, results of operations and financial condition.

In addition, erosion in the value chain for PRRPs could have a negative impact on the Group’s sales volume or pricing for these products. High excise could dampen demand for PRRPs or result in lower profit margins. Lower market prices, high retail trade margins or increases in production costs could also negatively impact profit margins or lead to uncompetitive pricing.

280	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Risk: Effects of declining consumption of legitimate tobacco products and a tough competitive environment.

Description

Evidence of market contraction and the growth of illicit trade of tobacco products is apparent in several key global markets in which the Group operates. This decline is due to multiple factors, including increases in excise taxes leading to continued above-inflation price rises, changes in the regulatory environment, the continuing difficult economic environment in many countries impacting consumers’ disposable incomes, the increase in the trade of illicit tobacco products, health concerns, a decline in the social acceptability of smoking and an increase in PRRP uptake.

The Group competes on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and price. The Group is subject to highly competitive conditions in all aspects of its business. The competitive environment and the Group’s competitive position can be significantly influenced by the prevailing economic climate, consumers’ disposable income, regulation, competitors’ introduction of lower-price or innovative products, higher tobacco product taxes, higher absolute prices, governmental action to increase minimum wages, employment costs, interest rates and increase in raw material costs.

Furthermore, the Group is subject to substantial payment obligations under the State Settlement Agreements, which adversely affect the ability of the Group to compete in the US with manufacturers of deep-discount cigarettes that are not subject to such substantial obligations.

Impact

Any future decline in the demand for legitimate tobacco products could have an adverse effect on the Group’s results of operations and financial conditions.

In a tough competitive environment, factors such as market size reduction, customer down-trading, illicit trade and competitors aggressively taking market share through price re-positioning or price wars generally reduce the overall profit pool of the market and may impact the Group’s profits. These risks may also lead to a decline in sales volume of the Group, loss of market share, erosion of its portfolio mix and reduction of funds available to it for investment in growth opportunities.

Risk: Funding, liquidity and interest rate risks.

Description

The Group cannot be certain that it will have access to bank financing or to the debt and equity capital markets at all times and is therefore subject to funding and liquidity risks. In addition, the Group’s access to funding may be affected by restrictive covenants to which it is subject under some of its credit facilities.

The Group is also exposed to increases in interest rates in connection with both existing floating rate debt and future debt refinancings. The current economic environment, with historically low interest rates, increases the likelihood of higher interest rates in the future.

Furthermore, the Group operates in several markets closely regulated by governmental bodies that intervene in foreign exchange markets by imposing limitations on the ability to transfer local currency into foreign currency and introducing other currency controls that expose cash balances to devaluation risks or that increase costs to obtain hard currency. As a result, the Group’s operational entities in these markets may be restricted from using end market cash resources to pay for imported goods, dividend remittances, interest payments and royalties. The inability to access end market cash resources in certain markets contributes to the Group’s funding and liquidity risks.

Impact

Adverse developments in the Group’s funding, liquidity and interest rate environment may lead to shortages of cash and cash equivalents needed to operate the Group’s business and to refinance its existing debt. Inability to fund the business under the Group’s current capital structure, failure to access funding and foreign exchange or increases in interest rates may also have an adverse effect on the Group’s credit rating, which would in turn result in further increased funding costs and may require the Group to issue equity or seek new sources of capital. Non-compliance with the Group’s covenants under certain credit facilities could lead to an acceleration of its debt. All these factors may have material adverse effects on the Group’s results of operations and financial conditions. These conditions could also lead to underperforming bond prices and increased yields.

In the case of funding or liquidity constraints, the Group may also suffer reputational damage due to its perceived failure to manage the financial risk profile of its business, which may result in an erosion of shareholder value reflected in an underperforming share price, and/or underperforming bond prices and higher yields. In addition, the Group’s ability to finance strategic opportunities or respond to threats may be impacted by limited access to funds.

BAT Annual Report and Form 20-F 2018	281

Additional disclosures

Group risk factors continued

Economic and Financial Risks continued

Risk: Failure to achieve growth through mergers, acquisitions and joint ventures.

Description

The Group’s growth strategy includes a combination of organic growth as well as mergers, acquisitions and joint ventures. The Group may be unable to acquire attractive businesses on favourable terms and may inappropriately value or otherwise fail to identify or capitalise on growth opportunities. The Group may not be able to deliver strategic objectives and revenue improvements from business combinations, successfully integrate businesses it acquires or establishes, or obtain appropriate regulatory approvals for business combinations. Risks from integration of businesses also include the risk that the integration may divert the Group’s focus and resources from its other strategic goals.

Additionally, the Group could be exposed to financial, legal or reputational risks if it fails to appropriately consider any compliance or antitrust aspects of a transaction. Further, the Group has certain uncapped indemnification obligations in connection with divestitures and could incur similar obligations in the future.

Impact

Any of the foregoing risks could result in increased costs, decreased revenues or a loss of opportunities and have an adverse effect on the Group’s results of operations and financial condition, and in the case of a breach of compliance or antitrust regulation, could lead to reputational damage, fines and potentially criminal sanctions.

The Group may become liable for claims arising in respect of conduct prior to any merger or acquisition of businesses if deemed to be a successor to the liabilities of the acquired company or indemnification claims relating to divestitures, and any resulting adverse judgment against the Group may adversely affect its results of operations and financial condition.

Please refer to note 28 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Risk: Unforeseen underperformance in key global markets.

Description

A substantial majority of the Group’s profit from operations is based on its operations in certain key markets, including the US. A number of these markets, are declining for a variety of factors, including price increases, restrictions on advertising and promotions, smoking prevention campaigns, increased pressure from anti-tobacco groups, migration to smokeless products and private businesses adopting policies that prohibit or restrict, or are intended to discourage, smoking and tobacco use.

Economic and political factors affecting the Group’s key markets include the prevailing economic climate, governmental austerity measures, levels of employment, inflation, governmental action to increase minimum wages, employment costs, interest rates, raw material costs, consumer confidence and consumer pricing.

Impact

Any change to the economic and political factors in any of the key markets in which the Group operates could affect consumer behaviour and have an impact on the Group’s results of operations and financial condition.

282	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Risk: Increases in net liabilities under the Group’s retirement benefit schemes.

Description

The Group currently maintains and contributes to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees worldwide. The Group’s obligations to make contributions under these arrangements may increase in the case of increases in pension liabilities, decreases in asset returns, salary increases, inflation, decreases in long-term interest rates, increases in life expectancies, changes in population trends and other actuarial assumptions.

Please refer to the information under the caption “Retirement benefit schemes” on page 155 and to note 12 in the Notes on the Accounts for details of the Group’s retirement benefit schemes.

Impact

Higher contributions to the Group’s retirement benefit schemes could have an adverse impact on the Group’s results of operations, financial condition and ability to raise funds.

Risk: Adverse consequences of the UK’s potential exit from the EU.

Description

The consequences of the UK’s potential exit from the EU are uncertain, but could include reductions in the size of the UK market, down-trading as a result of affordability pressure/weakening economy in the UK, an increased cost of doing business in the UK, higher cost of capital in the UK and both transactional and translational foreign exchange impacts, disruption to supply of materials due to changed customs procedures or duties, increased complexity and scrutiny on tax-related activities, or other changes to UK law. In addition, the UK’s exit from the EU may impose restrictions on employment and cross-border movements.

Impact

Any of the consequences of the UK’s exit from the EU may have a negative effect on the Group’s results of operations and financial conditions. In addition, any restrictions on employment and cross-border movements may result in additional employment and hiring costs and reduce the Group’s ability to attract and retain highly talented individuals from the EU in the UK.

BAT Annual Report and Form 20-F 2018	283

Additional disclosures

Group risk factors continued

Product pipeline, commercialisation and IP risks

Risk: Inability to predict consumers’ changing behaviours and launch innovative products that offer adult tobacco consumers meaningful value-added differentiation.

Description

The Group focuses its research and development activities on both creating new products, including PRRPs, and maintaining and improving the quality of its existing products. In a competitive market, the Group believes that innovation is key to growth. The Group considers that one of its key challenges in the medium and long term is to provide adult tobacco consumers with high-quality products that take into account their changing preferences and expectations, while complying with evolving regulation.

The Group is in the early stages of development and roll-out of its PRRP portfolio, which requires significant initial investment. The Group may be unsuccessful in developing and launching innovative products or maintaining and improving the quality of existing products across both combustibles and PRRPs that offer consumers meaningful value-added differentiation. The Group may fail to keep pace with innovation in its sector or changes in consumer expectations. Competitors may be more successful in predicting changing consumer and developing and rolling out consumer relevant products than the Group and may be able to do so more quickly and at lower costs than the Group.

In addition, the Group devotes considerable resources to the research and development of innovative products, in particular certain PRRPs that may have the potential to reduce the risks of smoking-related diseases. The complex nature of research and development programmes necessary to satisfy emerging regulatory and scientific requirements creates a substantial risk that these programmes will fail to demonstrate health-related claims regarding PRRPs or to achieve adult tobacco consumer, regulatory and scientific acceptance.

Furthermore, the regulatory environment impacting non-combustible tobacco products, vapour products and other non-tobacco nicotine products, including classification of products for regulatory and excise purposes, is still developing and it cannot be predicted whether regulations will permit the marketing of such PRRPs in any given market in the future. Categorisation as medicines, for example, and restrictions on advertising could stifle innovation, increase complexity and costs and significantly undermine the commercial viability of these products. Alternatively, categorisation of any PRRPs as tobacco products for instance, could result in the application of onerous regulation, which could further stifle uptake.

Impact

The inability to timely develop and roll out innovations or products in line with consumer demand, including any failure to predict changes in adult tobacco consumer and societal behaviour and expectations and to fill gaps in the product portfolio, as well as the risk of poor product quality, could lead to missed opportunities, under- or over-supply, loss of competitive advantage, unrecoverable costs and/or the erosion of the Group’s consumer base or brand equity.

Restrictions on packaging and labelling or on promotion and advertising could impact the Group’s ability to communicate its innovations and product differences to adult tobacco consumers, leading to unsuccessful product launches. An inability to provide robust scientific results sufficient to substantiate health-related product claims poses a significant threat to the ability to launch innovative products and comply with emerging regulatory and legal regimes.

The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans.

Risk: Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights.

Description

The Group relies on trademarks, patents, registered designs, copyrights and trade secrets. The brand names under which the Group’s products are sold are key assets of its business. The protection and maintenance of the reputation of these brands is important to the Group’s success. Protection of intellectual property rights is also important in connection with the Group’s innovative products, including PRRPs.

The Group is exposed to the risk of infringements of its intellectual property rights by third parties due to limitations in judicial protection, failure to identify, protect and register its innovations and/or inadequate enforceability of these rights in some markets in which the Group operates.

Some brands and trademarks under which the Group’s products are sold are licensed for a fixed period of time in certain markets. If any of these licences is terminated or not renewed after the end of the applicable term, the Group would no longer have the right to use, and to sell products under, those brand(s) and trademark(s).

In addition, as third-party rights are not always identifiable, the Group may be subject to claims for infringement of third-party intellectual property rights.

Impact

Any erosion in the value of the Group’s brands, or failure to obtain or maintain adequate protection of intellectual property rights for any reason, or the loss of brands or trademarks under licence to Group companies, may have a material adverse effect on the Group’s market share, results of operations and financial condition. Any inability to appropriately protect the Group’s products and key innovations will also limit its growth and affect competitiveness and return on innovation investment.

Any infringement of third-party intellectual property rights could result in interim injunctions, product recalls, legal liability and the payment of damages, any of which may disrupt operations, negatively impact the Group’s reputation and have an adverse effect on its results of operations and financial condition.

284	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Regulation of the Group’s business

Overview

The Group’s businesses operate under increasingly stringent regulatory regimes worldwide. The tobacco industry is one of the most highly-regulated in the world, with manufacturers required to comply with a variety of different regulatory regimes across the globe. The Group continues to respond to these regimes and engages with governments and other regulatory bodies to find solutions to changing regulatory landscapes. Restrictions on the manufacture, sale, marketing and packaging of tobacco products are in place in nearly all countries and markets.

Regulation can typically be categorised as follows:

– Place: including regulations restricting smoking in private, public and work places (e.g., public place smoking bans);

– Product: including: regulations on the use of ingredients, product design and attributes (e.g., ceilings regarding tar, nicotine and carbon monoxide yields, as well as restrictions on flavours); product safety regulations (e.g., General Product Safety Directive (2001/95/EC), electrical safety regulations and reduced cigarette ignition propensity standards); and regulatory product disclosure requirements (e.g., in relation to ingredients and emissions);

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

– Purchase: including regulations on the manner in which tobacco products are sold, such as type of outlet (e.g., supermarkets and vending machines) and how they are sold (e.g., above-the-counter versus beneath-the-counter); and

– Price: including regulations which have implications for the prices that manufacturers can charge for their tobacco products (e.g., excise taxes and minimum prices).

In addition, the Group operates a number of global policies, and in some cases its businesses have also entered into voluntary agreements, which may impose more onerous obligations or standards than those imposed by local legislation.

World Health Organization Framework Convention on Tobacco Control

Much of the recent development in regulation at a global level has been driven by the World Health Organization Framework Convention on Tobacco Control (FCTC). The FCTC came into force in 2005 and contains provisions aimed at, among other things, reducing tobacco consumption and toxicity. The original treaty is supplemented by protocols and guidelines. While these guidelines are not legally binding, they provide a framework of recommendations for parties to the guidelines.

To date, the FCTC has been ratified by 181 countries, not including the US. The FCTC has led to increased efforts by tobacco-control advocates and public health organisations to reduce the supply of and demand for tobacco products, and to encourage governments to further regulate the tobacco industry. As national regulations increasingly reflect global influences, the scope of areas regulated will likely further expand. The guidelines on advertising, promotion and sponsorship, for example, seek to broaden the definition of tobacco advertising to include product display, the use of vending machines as well as the design of the pack itself. Where adopted by contracting parties, a number of the measures referred to in the guidelines may result in either additional costs for the tobacco industry or restrictions on a manufacturer’s ability to differentiate its products and communicate those differences to adult smokers. For example, a change in the number and size of on-pack health warnings requires new printing cylinders to be commissioned, while the implementation of new plant protection product standards, product testing and the submission of ingredients information to national governments require extensive resources, time and material.

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

A revised TPD1, the EU Tobacco and Related Products Directive (2014/40/EU), referred to as the TPD2, was adopted in April 2014 for transposition into EU member states’ law by May 2016. Provisions of the TPD2 include: larger combined pictorial and textual health warnings covering 65% of the two main pack surfaces (front and back) for cigarettes; restrictions on pack shape and size, including minimum pack sizes of 20 sticks for cigarettes and 30g for roll-your-own and make-your-own tobacco; increased ingredients reporting; ‘tracking and tracing’ requirements; and for e-cigarettes: nicotine limits, pre-market notification, ingredients reporting and advertising bans. Among other things, the TPD2 bans the sale of cigarettes and roll-your-own tobacco with a characterising flavour. Menthol-flavoured cigarettes are exempt from the ban until May 2020. (See ‘The US’ for information pertaining to the regulation of menthol in that market.)

The TPD2 also purports to leave open to EU member states the possibility of further standardising the packaging of tobacco products and to apply its provisions in different ways. For example, it provides, among other things, that the labelling, packaging and the tobacco product itself shall not include any element or feature that suggests that a particular tobacco product has vitalising, energetic, healing, rejuvenating, natural or organic properties or has other health or lifestyle benefits. On 1 February 2017, the French government applied its laws transposing these provisions into French national law to prohibit the sale of all variants of Vogue cigarettes from February 2018, as well as the use of certain other tobacco brand and brand variant names. The law was subsequently annulled, but France may seek to reintroduce it. Belgium is considering adopting a similar approach.

BAT Annual Report and Form 20-F 2018	285

Additional disclosures

Regulation of the Group’s business continued

Single-use plastics

Following a series of negotiations between the EU institutions, a provisional agreement has been reached on the Single-Use Plastics Directive. Once the text is formally adopted, which is expected in the coming months, the Directive will require the tobacco industry to cover the costs of Consumer Awareness campaigns and Extended Producer Responsibility (EPR) schemes tackling the clean-up, collection, transport and treatment of tobacco filter waste. Member states will be required to ensure EPR schemes are in place by 5 January 2023. The industry will also be required to apply two environmental markings on the pack by the end of Q2 2021, the detail and content of which will be set out in secondary legislation by the European Commission.

Restrictions on smoking in private, public and work places

The Group operates in a number of markets which have in place restrictions on smoking in certain private, public and work places, including restaurants, bars and nightclubs. While these restrictions vary in scope and severity, extensive public and work place smoking bans have been enacted in markets including the US, Canada, the UK, Spain, New Zealand and Australia. Restrictions on smoking in private have also been adopted or proposed, and typically take the form of prohibitions on smoking in cars or residential homes when children are present, or smoking within a certain distance from specified public places (such as primary schools).

Regulation of ingredients, including flavoured tobacco products

A number of countries have restricted and others are seeking to restrict or ban the use of certain flavours or ingredients in cigarettes and other tobacco products, on the basis that such products are alleged to appeal disproportionally to minors, act as a catalyst for young people taking up smoking and/or increase the addictiveness or toxicity of the relevant product.

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

An ingredients ban in Brazil, which would ban the use of certain ingredients with flavouring or aromatic properties, including menthol, is not currently in force due to ongoing legal challenges. In Turkey, a ban on the use of menthol in cigarettes will apply from 20 May 2020. A number of the above regulations are subject to ongoing legal challenges. (See ‘The US’ for information pertaining to the regulation of menthol in that market).

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

Plain packaging is particularly high on the agenda of tobacco control groups, and the FCTC guidelines recommend that contracting parties consider introducing plain packaging. To date, fifteen countries (including Australia, Canada, France, New Zealand, Saudi Arabia, Turkey, and the UK) have adopted plain packaging legislation, although in the majority of those countries the legislation has not yet been fully implemented. Countries, territories and states that are currently considering adopting plain packaging legislation include, but are not limited to, Belgium, Brazil, Chile, the Netherlands, Singapore and South Africa. Others, such as Hong Kong, are considering implementing large graphic health warnings.

Product display bans at point of sale and licensing regimes

Product display bans at point of sale and licensing regimes have been in place in a number of countries for several years and have been implemented both at national and state levels. Ireland was the first EU member state to introduce a point-of-sale display ban, which became effective in July 2009, with Norway, Iceland, Finland, New Zealand, Thailand, Canada, Australia, the UK and a number of other countries implementing or passing similar legislation banning tobacco displays. A number of countries, such as Hungary, have also sought to restrict the supply of tobacco products, including through the adoption of licensing regimes limiting the number of retail outlets from which it is possible to purchase tobacco products and/or by prohibiting the sale of tobacco products within a certain distance of specified public places.

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

In November 2012, the FCTC adopted the Protocol to Eliminate Illicit Trade in Tobacco Products which includes a raft of supply chain control measures, including the implementation of ‘tracking and tracing’ technologies. The Protocol entered into force on 25 September 2018 and was considered at the first session of the Meeting of the Parties to the Protocol in October 2018. As at 1 January 2019, 48 parties have ratified the Protocol.

286	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Vapour products

More recently, significant debate has been generated regarding the appropriate regulation of vapour products, including regulation of the nicotine liquids used in them. As the nascent vapour category has grown in size and complexity in a relatively short period of time, a consensus framework for regulation and taxation has yet to emerge. The TPD2, for example, establishes frameworks for the regulation of novel tobacco products and e-cigarettes, introducing nicotine limits, health warnings requirements, advertising bans and pre-market notification and post-market disclosure obligations. Conversely, some governments have intentionally banned or are seeking to ban novel tobacco products and products containing nicotine, while others would need to amend their existing legislation in order to permit their sale. For example, in Australia nicotine is classified as poison, meaning that the importation of vaping products or nicotine refill liquids is illegal in every state and territory, as is the possession and use of these products. Even in countries where the sale of vapour products is permitted, some governments have adopted, or are seeking to adopt, bans on vaping in public places.

The US

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

– banning categories of tobacco products; and

– requiring the reduction of nicotine yields of a tobacco product to zero.

On 10 May 2016, the FDA issued a final regulation, referred to as the Final Rule, deeming all products that meet the FSPTCA’s definition of ‘tobacco product’ to be subject to the FDA’s regulatory authority under the FSPTCA. The Final Rule became effective as of 8 August 2016, though each requirement of the Final Rule has its own compliance date. Such newly ‘deemed’ tobacco products subject to the FSPTCA include, among others, electronic nicotine delivery systems (including e-cigarettes, e-hookah, e-cigars, vape pens, advanced refillable personal vapourisers, electronic pipes and e-liquids mixed in vape shops), certain dissolvable tobacco products, cigars and pipe tobacco.

The ‘grandfather’ date under the Final Rule for newly deemed products remains the same as the ‘grandfather’ date for those tobacco products already subject to the FSPTCA – 15 February 2007. Any tobacco product that was not legally marketed as of 15 February 2007 will be considered a new tobacco product subject to pre-market review by the FDA. The FDA has recognised that few, if any, e-cigarettes were on the market as of 15 February 2007, but thousands of such products (including R.J. Reynolds Vapor’s Vuse Digital Vapor Cigarette) subsequently have entered into commerce. To address this issue, the FDA established a compliance policy regarding the pre-market review requirements for all newly deemed tobacco products that are not grandfathered products, but were on the market as of 8 August 2016. The FDA will allow such products to remain on the market so long as the manufacturer has filed the appropriate Premarket Tobacco Application (PMTA) by a specific deadline.

The Final Rule established staggered initial compliance periods based on the expected complexity of the applications to be submitted. On 28 July 2017, as part of the FDA’s announcement of a comprehensive regulatory plan for nicotine and tobacco, the FDA extended the deadline for submission of PMTAs for newly deemed products by several years. PMTAs for non-combustible products, such as e-cigarettes, must be submitted by 8 August 2022. R.J. Reynolds Vapor intends to file a PMTA with respect to Vuse. Based on the FDA’s draft guidance setting forth the type of evidence that must be included within a pre-market review application, R.J. Reynolds Vapor expects the costs of preparing a PMTA to be significant.

On 12 September 2018, FDA Commissioner Gottlieb put into question the timing that would be allowed for the filing of e-cigarette PMTAs as well as the future sale of flavoured closed system e-cigarette products. Specifically, the FDA announced the issuance of more than 1,100 warning letters to retailers found to have sold e-cigarette products to minors as part of a government surveillance operation. Additionally, the FDA issued letters to five manufacturers of closed system e-cigarette products, including RAI, giving the companies 60 days to offer written plans to mitigate youth usage. RAI filed its plan with FDA on 9 November 2018.

On 15 November 2018, FDA Commissioner Gottlieb announced the results of the 2018 National Youth Tobacco Survey that showed a significant increase in the rates of youth e-cigarette use. As a result of this data, the FDA stated that it would issue guidance limiting the sale of flavoured e-cigarette products (other than tobacco, mint or menthol) to age-restricted venues and, if sold online, subject such products to heightened age verification requirements. Moreover, the FDA announced an intention to issue Notices of Proposed Rule-Making to ban menthol in cigarettes and flavours in cigars.

Comprehensive plan for tobacco and nicotine regulation

On 28 July 2017, the FDA announced its intent to develop a comprehensive plan for tobacco and nicotine regulation that recognises the continuum of risk for nicotine delivery. As part of that plan, the FDA planned to publish an Advance Notice of Proposed Rulemaking (ANPRM) to seek public input regarding the potential health benefits and possible adverse effects of lowering the level of nicotine in combustible cigarettes. The ANPRM would request comments from interested stakeholders regarding the potential impact of a nicotine product standard on, among other things:

– the likelihood that existing users of tobacco products will stop using cigarettes;

– the likelihood that those who do not use tobacco products will start using such products; and

– the illicit trade of cigarettes containing nicotine at levels higher than a non-addictive nicotine threshold.

BAT Annual Report and Form 20-F 2018	287

Additional disclosures

Regulation of the Group’s business continued

In addition, the Center for Tobacco Products (CTP), which was established within the FDA in 2009, will coordinate with the FDA Center for Drug Evaluation and Research regarding medicinal nicotine and other therapeutic products as part of an agency-wide nicotine framework. As part of the comprehensive plan, the FDA also announced its intent to issue ANPRMs requesting public stakeholder input on the impact of flavours (including menthol) in increased initiation among youth and young adults as well as assisting adult smokers to switch to potentially less harmful forms of nicotine delivery, and the patterns of use and public health impact of premium cigars. This follows on from the FDA’s decision to issue its own preliminary scientific evaluation regarding menthol cigarettes in 2013, which concluded that menthol cigarettes adversely affect initiation, addiction and cessation compared to non-menthol cigarettes.

In 2018, the FDA took several steps to further this plan. Firstly, in January 2018, the FDA held a public hearing to obtain input from a broad group of stakeholders on ways to streamline the regulatory process for the issuance of therapeutic claims for nicotine products. Secondly, in March 2018, the agency issued three ANPRMs, seeking information on (1) the lowering of nicotine levels to non-addictive or minimally addictive levels, (2) the impact of flavours (including menthol) in increased initiation among youth and young adults as well as assisting adult smokers to switch to potentially less harmful forms of nicotine delivery, and (3) the patterns of use and public health impact of premium cigars.

Additional regulation

In addition to the ANPRMs on reduced nicotine products and flavours, the FDA has submitted to the Office of Management and Budget for review a proposed rule on the format and content of substantial equivalence applications. This follows on the FDA’s previous statements regarding developing foundational rules so as to provide clarity and predictability to the tobacco product submission process, including not only substantial equivalence applications but new product applications as well as MRTP applications.

Under the FSPTCA, for a manufacturer to launch a new tobacco product or modify an existing tobacco product after 22 March 2011, the manufacturer must obtain an order from the CTP allowing the new or modified product to be marketed. Similarly, a manufacturer that introduced a product between 15 February 2007 and 22 March 2011 was required to file a substantial equivalence report with the CTP demonstrating either (1) that the new or modified product had the same characteristics as a product commercially available as at 15 February 2007, referred to as a predicate product, or (2) if the new or modified product had different characteristics than the predicate product, that it did not raise different questions of public health. A product subject to such report is referred to as a provisional product. A manufacturer may continue to market a provisional product unless and until the CTP issues an order that the provisional product is not substantially equivalent (NSE), in which case the FDA could then require the manufacturer to remove the provisional product from the market. Substantially, all RAI subsidiaries’ products currently on the market are provisional products. At present, there is substantial uncertainty over the approaches that the FDA and CTP will take to determining RAI subsidiaries’ MRTP applications, PMTAs and substantial equivalence reports.

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

On 18 December 2017, the CTP accepted for review MRTP applications for six Camel Snus smokeless tobacco products. In 2018, the CTP began its review of these applications which included facility inspections and a meeting on 13-14 September 2018 before the Tobacco Product Scientific Advisory Committee for its review and recommendation. The FDA is completing its independent review of the applications with no announced deadline for the agency to complete its review.

Cigarettes and other tobacco products are subject to substantial taxes in the US. All states and the District of Columbia currently impose cigarette excise taxes. Certain city and county governments, such as New York, Philadelphia and Chicago, also impose substantial excise taxes on cigarettes sold in those jurisdictions. Also, all states and the District of Columbia currently subject smokeless tobacco products to excise taxes. Various states and the District of Columbia impose a tax on vapour products, such as e-cigarettes, and many other states have proposed taxes on vapour products. Currently, there is no federal tax on vapour products, such as e-cigarettes.

State and local governments also consider and implement other legislation and regulation regarding the sale of tobacco products. Measures include, among others, limiting or prohibiting the sale of flavours in tobacco products, restricting where tobacco products may be sold and increasing the minimum age to purchase tobacco products.

The Group believes that, as a responsible business, it can contribute through information, ideas and practical steps, to help regulators address the key issues regarding its products, including underage access, illicit trade, product information, product design, involuntary exposure to smoke and the development of potentially less harmful products, while maintaining a competitive market that accommodates the significant percentage of adults who choose to be tobacco consumers. The Group is committed to working with national governments and multilateral organisations and welcomes opportunities to participate in good faith to achieve sensible and balanced regulation of traditional tobacco and potentially reduced-risk products.

288	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

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

As of the date of this report, BAT is not aware of any activity, transaction or dealing by the Group or any of its affiliates during the financial year ended 31 December 2018 that is disclosable under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, except as set forth below. This information is to the best of BAT’s knowledge.

BAT has a local operation in Iran, established on 18 October 2003, through its wholly-owned non-US subsidiary, B.A.T. Pars Company (Private Joint Stock) (BAT Pars). BAT Pars produces its products, which include Kent, Pall Mall and Montana brands, in its own factory in Eshtehard, which is in the Alborz province of Iran. BAT Pars distributes its product via 81 sub-agents with national and provincial distribution licenses, who sell products to wholesalers and retailers with the support of BAT Pars’ sales representatives. BAT Pars has 315 direct employees and an additional 1,100 contract workers supplied by a private company.

Concerning the business of BAT Pars, various elements such as income tax, payroll, social security, other taxes, excise, monopoly fees, duties and other fees, including for utilities, licences and judicial fees to commence litigation, are payable to the Government of Iran and affiliated entities regarding BAT Pars’ operation. BAT Pars maintains bank accounts in Iran with various banks to facilitate its operations in the country and to make any required payments, as described above, to the Government of Iran and affiliated entities regarding its operations.

During the year ended 31 December 2018, BAT did not have any gross revenues or net profits derived from transactions with the Government of Iran or affiliated entities.

BAT believes, and maintains policies and procedures designed to ensure, that its activities in Iran and elsewhere comply in all material aspects with the applicable and relevant trade sanctions laws and regulations, including US and other international trade sanctions and/or embargoes. BAT’s sanctions policies and procedures have been designed to be as robust as possible. However, there can be no absolute assurance that these policies and procedures will be effective. While we believe the imposition of penalties or sanctions against BAT for its activities in Iran by the relevant authorities would be an unlikely event, the impact of such penalties or sanctions, if imposed, could be material. To the extent permitted under applicable law, BAT Pars’ activities in Iran are expected to continue.

Securities paying agent information

On 19 July 2018, each of R.J. Reynolds Tobacco Company (RJRT) and Reynolds American Inc. (RAI) entered into an Agreement of Resignation, Appointment and Acceptance whereby, among other things, Citibank, N.A. was appointed paying agent and security registrar with respect to each respective series of outstanding registered notes issued under each of RJRT’s indenture dated 23 June 2009 and RAI’s indenture dated 31 May 2006. The registered office of Citibank, N.A. in such capacities is:

Citibank, N.A

388 Greenwich Street

New York, NY 10013

BAT Annual Report and Form 20-F 2018	289

Additional disclosures

Material contracts

The Master Settlement Agreement & State Settlement Agreements

In 1998, the major US cigarette manufacturers (including R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of Reynolds American) entered into the Master Settlement Agreement (MSA) with attorneys general representing most US states and territories. The MSA imposes a perpetual stream of future payment obligations on the major US cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, among other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year).

During 2012, R.J. Reynolds Tobacco Company, various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached a final agreement related to Reynolds American’s 2003 MSA activities, and three more states joined the agreement in 2013. Under this agreement R.J. Reynolds Tobacco Company will receive credits, currently estimated to be more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been and will be applied against the company’s MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. It is estimated that R.J. Reynolds Tobacco Company will receive US$170 million in credits, which will be applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$285 million in credits, which will be applied over a four-year period from 2015. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also in 2018, one additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). RAl’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2018 amounted to US$2,741 million in respect of settlement expenses and US$917 million in respect of settlement cash payments. RAl’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2017 amounted to US$2,856 million in respect of settlement expenses and US$4,612 million in respect of settlement cash payments.

Change of control provisions as at 31 December 2018

Significant agreements

Nature of agreement	Key provisions

The revolving credit facilities agreement effective 25 July 2017 and entered into between the Company, B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V., British American Tobacco Holdings (The Netherlands) B.V. and B.A.T Capital Corporation (as borrowers and, in the case of the Company, as a guarantor) and HSBC Bank plc (as agent) and certain financial institutions (as lenders), pursuant to which the lenders agreed to make available to the borrowers £6 billion for general corporate purposes (the Facility).

–  should a borrower (other than the Company) cease to be a direct or indirect subsidiary of the Company, such borrower shall immediately repay any outstanding advances made to it; and

–  where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under the Facility to be repaid.

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

–  should a borrower cease to be a direct or indirect subsidiary of the Company, such borrower shall immediately repay any outstanding advances made to it; and

–  where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under the term loan facilities to be repaid.

Packaging Materials Agreement dated 8 April 2015, between Souza Cruz S.A. and Amcor Group GmbH for the production and supply of packaging for a value of R$1.5 billion.

–  that either party may terminate the agreement in the event of any direct or indirect acquisition of at least 25% of the voting shares of the supplier and/or its affiliates by directly or indirectly a competitor of Souza Cruz S.A., importer or distributor.

290	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Nature of agreement	Key provisions

On 25 July 2017, the Company acceded as a guarantor under the indenture of its indirect, wholly-owned subsidiary RAI. The securities issued under the indenture include approximately US$11 billion aggregate principal amount of unsecured RAI debt securities.

–  with respect to each series of debt securities issued under the indenture, upon a change of control event, combined with a credit ratings downgrade of the series to below investment-grade level (such downgrade occurring on any date from the date of the public notice of an arrangement that could result in a change of control event until the end of the 60-day period following public notice of the occurrence of a change of control event), RAI is obligated to make an offer to repurchase all debt securities from each holder of debt securities. As a guarantor under the indenture, the Company guarantees such payments.

LTIPs
The rules of the long-term incentive plans 2007 and 2016 (the LTIPs).

–  in the event of a change of control of the Company as a result of a takeover, reconstruction or winding-up of the Company (not being an internal reorganisation), LTIP awards will become exercisable for a limited period based on the period of time that has elapsed since the date of the award and the achievement of the performance conditions at that date, unless the Remuneration Committee determines this not to be appropriate in the circumstances; and

–  the rules of the LTIPs allow (as an alternative to early release) that participants may, if permitted, exchange their LTIP awards for new awards of shares in the acquiring company on a comparable basis.

BAT Annual Report and Form 20-F 2018	291

Additional disclosures

Property, plant and equipment

The Group uses a combination of in-house and contract manufacturers to manufacture its products.

BAT-owned tobacco manufacturing facilities1

	United States	APME	AmSSA	ENA	Total
Fully integrated manufacturing	2	17	15	13	47
Sites processing tobacco only	1	7	9	2	19
Site manufacturing other tobacco products only	3	–	–	5	8
R&D facilities	1	1	3	2	7
Total	7	25	27	22	81

Note:

1. As of 31 December 2018.

The plants and properties owned or leased and operated by the Group’s subsidiaries are maintained in good condition and are believed to be suitable and adequate for the Group’s present needs.

The technology employed in the Group’s factories is sophisticated, especially in the area of cigarette making and packing where throughputs can reach between 500 and 1,000 packs per minute. The Group can produce many different pack formats (e.g., the number of cigarettes per packet) and configurations (e.g., bevel edge, round corner, international) to suit marketing and consumer requirements. New technology machines are sourced from the leading machinery suppliers to the industry. Close cooperation with these organisations helps the Group support its marketing strategy by driving its product innovations, which are brought to the market on a regular basis.

The Group utilises quality standards, processes and procedures covering the entire end-to-end value chain to help to ensure quality products are provided to its customers and adult tobacco consumers according to the Group’s requirements and end market regulatory requirements.

The Group has several improvement initiatives which it is currently managing. For example, the Group is continuing to realise the benefits of its Integrated Work System Programme launched in 2014, which is centrally led with an aim to improve the performance of the Group’s factories globally by focusing on manufacturing standards, continuous improvement, assessment and benchmarking and organisational development. The Group also utilises a survey process in the factories with an aim to improve factory productivity and reduce costs in the manufacturing environment. This process, known as ‘Bulls Eye’, has been in existence for a number of years and highlights productivity opportunities by benchmarking.

In 2018, the Group manufactured cigarettes in 47 cigarette factories in 44 countries. These plants and properties are owned or leased and operated by the Group’s subsidiaries. The Group’s factory outputs and establishments vary significantly in size and production capacity.

In 2018, the Group used third-party manufacturers to manufacture the components required, including the devices, related to PRRPs. The Group also used third-party manufacturers to supplement the Group’s own production facilities in the US and Poland to bottle the liquids used in the vapour products.

For more information on property, plant and equipment, see note 10 in the Notes on the Accounts.

292	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

US corporate governance practices

Principles

In the US, ADSs of the Company are listed on the New York Stock Exchange (NYSE). The significant differences between the Company’s corporate governance practices as a UK company and those required by NYSE listing standards for US companies are discussed below.

The Company has applied a robust set of board governance principles, which reflect the UK Corporate Governance Code 2016 and its principles-based approach to corporate governance. NYSE rules require US companies to adopt and disclose on their websites corporate governance guidelines. The Company complies with UK requirements, including a statement in this report of how the Company has applied the principles of the UK Corporate Governance Code 2016 and that the Company has complied with the best practice provisions of the UK Corporate Governance Code 2016. From 1 January 2019, the Company has applied the Principles of the UK Corporate Governance Code 2018 and will report on its application of those Principles in the Company’s Annual Report and Form 20-F for 2019.

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

Each Board Committee has its own terms of reference, which prescribe the composition, main tasks and requirements of each of the Committees (see the Board Committee reports on pages 64, 71 and 106).

Under US securities law and the listing standards of the NYSE, the Company is required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee complies with these requirements. The Company’s Audit Committee does not have direct responsibility for the appointment, reappointment or removal of the independent auditors. Instead, it follows the UK Companies Act 2006 by making recommendations to the Board on these matters for it to put forward for shareholder approval at the AGM.

One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board has determined that Luc Jobin, Holly Keller Koeppel and Kieran Poynter possess such expertise and also possess the financial and audit committee experiences set forth in both the UK Corporate Governance Code 2016 and SEC rules (see the Audit Committee report on page 64). Mr Jobin, Ms Keller Koeppel and Mr Poynter have also each been designated as an Audit Committee financial expert as defined in Item 16.A. of Form 20-F.

In accordance with the requirements of applicable US federal securities laws and NYSE listing standards, the Board determined that Dr Marion Helmes’ service on audit committees external to the Company did not impair her ability to effectively serve on the Company’s Audit Committee.

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

Codes of business conduct and ethics

The NYSE rules require US companies to adopt and disclose a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Group Standards of Business Conduct (SoBC) described on pages 30 to 31 apply to all staff in the Group, including senior management and the Board, and satisfy the NYSE requirements. All Group companies have adopted the SoBC (or localised versions). The SoBC also set out the Group’s whistleblowing policy, enabling staff, in confidence and anonymously, to raise concerns without fear of reprisal, including concerns regarding questionable accounting or auditing matters. The SoBC is available at www.bat.com/sobc.

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

Independent director contact

Interested parties may communicate directly with the independent directors, individually or as a group, by sending written correspondence addressed to the independent director(s) to the attention of the Company Secretary at the following address: c/o Paul McCrory, Company Secretary, British American Tobacco p.l.c., Globe House, 4 Temple Place, London WC2R 2PG.

BAT Annual Report and Form 20-F 2018	293

Additional disclosures

Controls and procedures

Evaluation of disclosure controls and procedures

Disclosure controls and procedures

The Group maintains ‘disclosure controls and procedures’ (as such term is defined in Exchange Act Rule 13a-15(e)), that are designed to ensure that information required to be disclosed in reports the Group files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive and Finance Director, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management, including the Chief Executive and Finance Director, recognise that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected. The Group’s disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards.

Management, with the participation of the Chief Executive and Finance Director, has evaluated the effectiveness of the Group disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive and Finance Director have concluded that the Group disclosure controls and procedures were effective at a reasonable assurance level.

Management’s report on internal control over financial reporting

Management, under the oversight of the Chief Executive and the Finance Director, is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting consists of processes which are designed to: provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group’s financial statements for external reporting purposes in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB; provide reasonable assurance that receipts and expenditure are made only in accordance with the authorisation of management; and provide reasonable assurance regarding the prevention or timely detection of any unauthorised acquisition, use or disposal of assets that could have a material effect on the consolidated financial statements.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the updated Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) (2013). Based on that assessment, management has determined that the Group’s internal control over financial reporting was effective as at 31 December 2018.

Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, an independent registered public accounting firm, who also audit the Group’s consolidated financial statements, has audited the effectiveness of the Group’s internal control over financial reporting as at 31 December 2018 and has issued an unqualified report thereon, which is included in this document.

Changes in internal control over financial reporting

During the period covered by this report, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.

Statements regarding competitive position

Statements referring to the competitive position of BAT and its subsidiaries are based on the Group’s belief and best estimates. In certain cases, such statements and figures rely on a range of sources, including investment analyst reports, independent market surveys, and the Group’s own internal assessments of market share.

294	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

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

Delivering our strategy: Winning organisation
Details of charitable donations	Delivering our strategy: Sustainability
Disclosures concerning greenhouse gas emissions	Delivering our strategy: Sustainability

Shareholder information disclosures
Information required in the Directors’ Report	Section in Other Information
Change of control provisions	Material contracts
Information on dividends	Dividends
Share capital – structure and voting rights; restrictions on transfers of shares	Articles of Association
Major shareholders	Share capital and security ownership
Directors – appointment and retirement	Articles of Association
Amendment of Articles of Association	Articles of Association
Directors – share buyback powers	Purchases of shares

Listing Rules (LRs) disclosures
For the purpose of LR 9.8.4C R the applicable information required to be disclosed by LR 9.8.4 R	Section in Other Information
Section (12) – shareholder waivers of dividends	Group Employee Trust
Section (13) – shareholder waivers of future dividends	Group Employee Trust

Directors: interests and indemnities

Contracts and letters of appointment

–  details of Directors’ contracts and letters of appointment, remuneration and emoluments, and their interests in the Company’s shares (including share options and deferred shares) as at 31 December 2018 are given in the Remuneration Report; and

–  no Director had any material interest in a contract of significance (other than a service contract) with the Company or any subsidiary company during the year.

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

Directors’ Report approval and signature

The Directors’ Report comprises the information on pages 53 to 72 and pages 253 to 321. The Directors’ Report was approved by the Board of Directors on 27 February 2019 and signed on its behalf by Paul McCrory, Company Secretary.

BAT Annual Report and Form 20-F 2018	295

Additional disclosures

Cautionary statement

This document contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. In particular, among other statements: (i) certain statements in the Overview section (pages 1 to 7), including the Chairman’s introduction; (ii) certain statements in the Strategic management section (pages 12 to 32), including the Chief Executive’s review, Finance Director’s overview and Global market overview; (iii) certain statements in the Treasury and cash flow section (pages 39 to 42), including the treasury, liquidity and capital structure and going concern discussions; and (iv) certain statements in the Other Information section (pages 253 to 323), including the Additional disclosures and Shareholder information sections.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the work place; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and roll out Potentially Reduced-Risk Products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group. Further details on the principal risks that may affect the Group can be found in the ‘Principal Group risks’ section of the Strategic Report on pages 48 to 52 of this document. A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register is set out in the Additional disclosures section under the heading ‘Group risk factors’ on pages 270 to 284.

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

No statement in this document is intended to be a profit forecast and no statement in this document should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

296	BAT Annual Report and Form 20-F 2018

Shareholder information	Strategic Report	Governance	Financial Statements	Other Information

Share prices and listings

Premium listing – London Stock Exchange (LSE)

The primary market for BAT’s ordinary shares is the LSE (Share Code: BATS; ISIN: GB0002875804). BAT’s ordinary shares have been listed on the LSE main market since 8 September 1998 and are a constituent element of the Financial Times Stock Exchange (FTSE) 100 Index.

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

Share prices

The high and low prices at which the Company’s ordinary shares and ADSs are recorded as having traded during the year on each of the LSE, JSE and NYSE are as follows:

	High	Low
LSE	£51.00	£24.63
JSE	R855.00	R453.00
NYSE	US$71.36	US$31.33

BAT Annual Report and Form 20-F 2018	297

Shareholder information

Dividends

Policy

The Group’s policy is to pay dividends of 65% of long-term sustainable earnings, calculated with reference to adjusted diluted earnings per share, as defined on page 262, and reconciled from earnings per share in note 7 in the Notes on the Accounts. Please see page 38 of this Annual Report and Form 20-F 2018 for further discussion on the Group’s dividend.

Currencies and exchange rates

Details of foreign exchange rates are set out in the Financial Review section of the Strategic Report on page 42 of this Annual Report and Form 20-F 2018. There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares or on the conduct of the Company’s operations, other than restrictions applicable to certain countries and persons subject to EU economic sanctions or those sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations.

American Depositary Shares – Dividends

The following table shows the dividends paid by British American Tobacco p.l.c. in the years ended 31 December 2014 to 31 December 2018 inclusive.

Announcement Year	Payment	Dividend period	Dividend per BAT ordinary share GBP	Dividend per BAT ADS[1] ADS ratio 2:1 USD[2]
2014	May	Final 2013	0.974	3.2997170
	September/October	Interim 2014	0.475	1.5403300
		Total	1.449	4.8400470
2015	May	Final 2014	1.006	3.0616600
	September/October	Interim 2015	0.494	1.4928680
		Total	1.500	4.5545280
2016	May	Final 2015	1.046	3.0292160
	September/October	Interim 2016	0.513	1.3324660
		Total	1.559	4.3616820

Year	Payment	Dividend Period	Dividend Per BAT Ordinary Share GBP	Dividend Per BAT ADS[1] ADS ratio 1:1 USD[2]
2017	May	Final 2016	1.181	1.5239380
	September/October	Interim 2017	0.565	0.7585690
	February 2018	Second Interim 2017	0.436	0.6068680
		Total	2.182	2.8893750
2018	May	Quarterly Interim 2018	0.488	0.6611420
	August	Quarterly Interim 2018	0.488	0.6281530
	November	Quarterly Interim 2018	0.488	0.6217120
	February 2019	Quarterly Interim 2018	0.488	0.6324960
		Total	1.952	2.5435030

Notes:

1.	ADS ratio change: prior to 14 February 2017, each BAT ADS represented two BAT ordinary shares; from 14 February 2017, each BAT ADS represents one BAT ordinary share.

2.

Holders of BAT ADSs: dividends are receivable in US dollars based on the £ sterling/US dollar exchange rate on the applicable ADS payment date, being three business days after the payment date for the BAT ordinary shares.

298	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Quarterly Dividends for the year ended 31 December 2018

On 26 April 2017, the Group announced its move to quarterly dividends with effect from 1 January 2018.

The Board has declared an interim dividend of 203.0p per ordinary share of 25p which is payable in four equal quarterly instalments of 50.75p per ordinary share in May 2019, August 2019, November 2019 and February 2020. This represents an increase of 4.0% on 2017 (2017: 195.2p per share), and a payout ratio, on 2018 adjusted diluted earnings per share, of 68.4%.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates set out under the heading ‘Key dates’ below.

Holders of American Depositary Shares (ADSs)

For holders of ADSs listed on the NYSE, the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date.

South Africa branch register

In accordance with the JSE Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Key dates

In compliance with the requirements of the LSE, the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following are the salient dates for the quarterly dividend payments. All dates are 2019 unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	28 February 2019
Publication of finalisation information (JSE)	11 March	18 June	23 September	12 December
No removal requests (in either direction) permitted between the UK main register and the South Africa branch register	11 March– 22 March (inclusive)	18 June– 28 June (inclusive)	23 September– 4 October (inclusive)	12 December– 27 December (inclusive)
Last day to trade (LDT) cum-dividend (JSE)	18 March	25 June	1 October	20 December
Shares commence trading ex-dividend (JSE)	19 March	26 June	2 October	23 December
No transfers permitted between the UK main register and the South Africa branch register	19 March– 22 March (inclusive)	26 June– 28 June (inclusive)	2 October– 4 October (inclusive)	23 December– 27 December (inclusive)
No shares to be dematerialised or rematerialised on the South Africa branch register	19 March– 22 March (inclusive)	26 June– 28 June (inclusive)	2 October– 4 October (inclusive)	23 December– 27 December (inclusive)
Shares commence trading ex-dividend (LSE)	21 March	27 June	3 October	24 December
Shares commence trading ex-dividend (NYSE)	21 March	27 June	3 October	26 December
Record date (LSE, JSE and NYSE)	22 March	28 June	4 October	27 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	12 April	18 July	24 October	16 January 2020
Payment date (LSE and JSE)	8 May	8 August	14 November	6 February 2020
ADS payment date (NYSE)	13 May	13 August	19 November	11 February 2020

Note:

Further details of the total amounts of dividends paid in 2018 (with 2017 comparatives) are given in note 8 in the Notes on the Accounts.

BAT Annual Report and Form 20-F 2018	299

Shareholder information

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

This discussion addresses only those US holders of ordinary shares or ADSs who hold such equity interests as capital assets within the meaning of Section 1221 of the US Tax Code. Further, this discussion does not address all aspects of US federal income taxation that may be relevant to US holders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the US federal income tax laws, including, without limitation:

–	a bank or other financial institution;

–	a tax-exempt organisation;

–	an S corporation or other pass-through entity and an investor therein;

–	an insurance company;

–	a mutual fund;

–	a regulated investment company or real estate investment trust;

–	a dealer or broker in stocks and securities, or currencies;

–	a trader in securities that elects mark-to-market treatment;

–	a US holder subject to the alternative minimum tax provisions of the US Tax Code;

–	a US holder that received ordinary shares or ADSs through the exercise of an employee stock option, pursuant to a tax qualified retirement plan or otherwise as compensation;
–	a US holder that is a tax-qualified retirement plan or a participant or a beneficiary under such a plan;

–	a person that is not a US holder (as defined below);

–	a person that has a functional currency other than the US dollar;

–	a person required to recognise any item of gross income as a result of such income being recognised on an applicable financial statement;

–	a US holder of ordinary shares or ADSs that holds such equity interest as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

–	a US holder that owns (directly, indirectly or constructively) 10% or more of ordinary shares or ADSs by vote or by value; or

–	a US expatriate.

The determination of the actual tax consequences to a US holder will depend on the US holder’s specific situation. US holders of ordinary shares or ADSs should consult their own tax advisers as to the tax consequences of owning and disposing of ordinary shares or ADSs, in each case, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term US holder means a beneficial owner of ordinary shares or ADSs (as the case may be) that:

–

is for US federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, including any entity treated as a corporation for US federal income tax purposes, created or organised in or under the laws of the United States, any state thereof or the District of Columbia; (iii) a trust if a US court is able to exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust or it has a valid election in effect under applicable Treasury regulations to be treated as a US person; or (iv) an estate that is subject to US federal income tax on its income regardless of its source; and

–	is not resident in the UK for UK tax purposes.

The US federal income tax consequences to a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds ordinary shares or ADSs generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding any such equity interest should consult their own tax advisers.

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

300	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

With respect to non-corporate US investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the Treasury determines to be satisfactory for these purposes and that includes an exchange of information provision. The Treasury has determined that the treaty between the United States and the United Kingdom meets these requirements, and BAT believes that it is eligible for the benefits of the treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the US Tax Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. US holders should consult their own tax advisers regarding the application of these rules to their particular circumstances.

The amount of any dividend paid by BAT in £ sterling (including any such amount in respect of ADSs that is converted into US dollars by the depositary bank) will equal the US dollar value of the £ sterling actually or constructively received, calculated by reference to the exchange rate in effect on the date the dividend is so received by the US holder, regardless of whether the £ sterling are converted into US dollars. If the £ sterling received as a dividend are converted into US dollars on the date received, the US holder generally will not be required to recognise foreign currency exchange gain or loss in respect of the dividend income. If the £ sterling received as a dividend are not converted into US dollars on the date of receipt, the US holder will have a basis in £ sterling equal to their US dollar value on the date of receipt. Any gain or loss realised on a subsequent conversion or other disposition of £ sterling will be treated as US source ordinary income or loss. US holders of ADSs should consult their own tax advisers regarding the application of these rules to the amount of any dividend paid by BAT in £ sterling that is converted into US dollars by the depositary bank.

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

Passive foreign investment company

A passive foreign investment company (PFIC), is any foreign corporation if, after the application of certain ‘look-through’ rules: (1) at least 75% of its gross income is ‘passive income’ as that term is defined in the relevant provisions of the US Tax Code; or (2) at least 50% of the average value of its assets produce ‘passive income’ or are held for the production of ‘passive income.’ The determination as to PFIC status is made annually.

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

BAT Annual Report and Form 20-F 2018	301

Shareholder information

Shareholder taxation information continued

Information with respect to foreign financial assets

Individuals and certain entities that own ‘specified foreign financial assets’ with an aggregate value in excess of US$50,000 are generally required to file information reports with respect to such assets with their US federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-US persons; (2) financial instruments and contracts held for investment that have non-US issuers or counterparties; and (3) interests in non-US entities. If a US holder is subject to this information reporting regime, the failure to file information reports may subject the US holder to penalties. US holders are urged to consult their own tax advisers regarding their obligations to file information reports with respect to ordinary shares or ADSs.

Medicare net investment tax

Certain persons who are individuals (other than non-resident aliens), estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) their ‘net investment income’ (in the case of individuals) or ‘undistributed net investment income’ (in the case of estates and trusts) (which includes dividend income in respect of, and gain recognised on the disposition of, ordinary shares or ADSs) for the relevant taxable year; and (2) the excess of their modified adjusted gross income (in the case of individuals) or adjusted gross income (in the case of estates and trusts) for the taxable year over specified dollar amounts. US holders are urged to consult their tax advisers regarding the applicability of this provision to their ownership of ordinary shares or ADSs.

Credits or deductions for UK taxes

As indicated under ‘Material UK tax consequences’ below, dividends in respect of, and gains on the disposition of, ordinary shares or ADSs may be subject to UK taxation in certain circumstances. A US holder may be eligible to claim a credit or deduction in respect of UK taxes attributable to such income or gain for purposes of computing the US holder’s US federal income tax liability, subject to certain limitations. The US foreign tax credit rules are complex, and US holders should consult their own tax advisers regarding the availability of US foreign tax credits and the application of the US foreign tax credit rules to their particular situation.

Information reporting and backup withholding

Information reporting and backup withholding may apply to dividend payments and proceeds from the sale, exchange or other taxable disposition of ordinary shares or ADSs. Backup withholding will not apply, however, to a US holder that: (1) furnishes a correct taxpayer identification number (TIN), certifies that such holder is not subject to backup withholding on Internal Revenue Service Form W-9 (or appropriate successor form) and otherwise complies with all applicable requirements of the backup withholding rules; or (2) provides proof that such holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s US federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner. The Internal Revenue Service may impose a penalty upon any taxpayer that fails to provide the correct TIN.

This summary of material US federal income tax consequences is not tax advice. The determination of the actual tax consequences for a US holder will depend on the US holder’s specific situation. US holders of ordinary shares or ADSs, in each case, should consult their own tax advisers as to the tax consequences of owning and disposing of ordinary shares or ADSs, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Material UK tax consequences

The following paragraphs summarise material aspects of the UK tax treatment of US holders of ordinary shares or ADSs and do not purport to be either a complete analysis of all tax considerations relating to holding ordinary shares or ADSs or an analysis of the tax position of BAT. They are based on current UK legislation and what is understood to be current HMRC practice, both of which are subject to change, possibly with retrospective effect.

The comments are intended as a general guide and (otherwise than where expressly stated to the contrary) apply only to US holders of ordinary shares or ADSs (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of such shares. These comments do not deal with certain types of shareholders such as charities, dealers in securities, persons holding or acquiring shares in the course of a trade, persons who have or could be treated for tax purposes as having acquired their ordinary shares or ADSs by reason of their employment, collective investment schemes, persons subject to UK tax on the remittance basis and insurance companies. You are encouraged to consult an appropriate independent professional tax adviser with respect to your tax position.

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

302	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

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

Stamp duty and stamp duty reserve tax (SDRT)

Based on current published HMRC practice and recent case law, transfers of ADSs should not be subject to SDRT or stamp duty provided that any instrument of transfer is executed and remains outside the UK. The transfer of an underlying ordinary share to the ADS holder in exchange for the cancellation of an ADS should also not give rise to a stamp duty or SDRT charge.

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

Inheritance tax

A gift or settlement of ordinary shares or ADSs by, or on the death of, an individual shareholder may give rise to a liability to UK inheritance tax even if the shareholder is not a resident of, or domiciled in, the United Kingdom.

A charge to inheritance tax may arise in certain circumstances where ordinary shares or ADSs are held by close companies and trustees of settlements.

However, pursuant to the Estate and Gift Tax Treaty 1980 (the Treaty) entered into between the United Kingdom and the United States, a gift or settlement of ordinary shares or ADSs by shareholders who are domiciled in the United States for the purposes of the Treaty may be exempt from any liability to UK inheritance tax.

BAT Annual Report and Form 20-F 2018	303

Shareholder information

Share capital and security ownership

Share capital

Share capital Ordinary shares of 25p each	31 December 2018
Issued ordinary shares
(excluding treasury shares)	2,293,770,294
Treasury shares	162,645,590
Total allotted and fully paid ordinary shares[1]	2,456,415,884
Aggregate nominal value £m	614.1

Note: Includes treasury shares and shares owned by employee share trusts.

Analyses of shareholders

Ordinary Shares

At 31 December 2018, there was a total of 2,456,415,884 ordinary shares in issue held by 114,931 shareholders. These shareholdings are analysed as follows:

(a) by listing as at 31 December 2018:

Register	Total number of shares	% of issued share capital	Number of holders
UK	2,183,120,356	88.87	38,633
South Africa	273,295,528	11.13	76,298
Total	2,456,415,884	100.00	114,931
(b) by size of shareholding as at 31 December 2018:
UK Register

		Number of holders	% of UK ordinary share capital
1–1,999		32,563	0.65
2,000–9,999		4,299	0.75
10,000–199,999		1,284	2.99
200,000–499,999		174	2.51
500,000 and over		312	85.65
Treasury shares (UK)		1	7.45
Total		38,633	100.00
South Africa Register

		Number of holders	% of SA ordinary share capital
1–1,999		70,269	7.02
2,000–9,999		4,124	6.10
10,000–199,999		1,727	24.81
200,000–499,999		104	11.77
500,000 and over		74	50.30
Total		76,298	100.00

Combined registers

	Number of holders	% of issued ordinary share capital
1–1,999	102,832	1.36
2,000–9,999	8,423	1.35
10,000–199,999	3,011	5.41
200,000–499,999	278	3.55
500,000 and over	386	81.71
Treasury shares (UK)	1	6.62
Total	114,931	100.00
American Depositary Shares (ADSs)
At 31 December 2018, there was a total of 198,850,273 ADSs outstanding held by 10,225 registered holders. The ADS register is analysed by size of shareholding as at 31 December 2018 as follows:

	Number of holders	% of total ADSs
1–1,999	9,986	1.04
2,000–9,999	212	0.35
10,000–199,999	26	0.35
200,000–499,999	0	0.00
500,000 and over[1]	1	98.26
Total	10,225	100.00

Note: One registered holder of ADSs represents 324,828 underlying shareholders.

Security ownership of ordinary shares

As at 25 February 2019, there were 38,528 record holders of ordinary shares listed on the LSE (including Citibank as the depositary bank for the ADSs) and 2,166,412,252 of such ordinary shares outstanding. As at that date, to BAT’s knowledge, 298 record holders, representing 0.01% of the ordinary shares listed on the LSE, had a registered address in the United States. As at 25 February 2019, there were 818 record holders of ordinary shares listed on the JSE (including PLC Nominees (Proprietary) Limited as the nominee for the dematerialised ordinary shares listed on the JSE) and 290,004,418 of such ordinary shares outstanding. As at such date, to BAT’s knowledge, no record holders of the ordinary shares listed on the JSE had a registered address in the United States. As at 25 February 2019, based on information received from Citibank, there were 10,150 record holders of ADSs and 194,359,670 ADSs outstanding. As at that date, based on information received from Citibank, 10,069 record holders, representing 99.92% of ADSs representing ordinary shares, had a registered address in the United States.

Security ownership – major shareholders

At 31 December 2018, the following substantial interests (3% or more) in the Company’s ordinary share capital (voting securities) had been notified to the Company in accordance with Section 5.1.2 of the Disclosure Guidance and Transparency Rules (DTRs). As at 25 February 2019, the Company had not received notification in accordance with the DTRs either of any change in the interests below or that any other person holds 3% or more of its ordinary shares.

Name	Number of ordinary shares	% of issued share capital[1]

The Capital Group Companies, Inc.[2]	249,831,584	10.89
BlackRock, Inc.	132,891,526	5.79

Notes:

1.	The latest percentage of issued share capital excludes treasury shares.

2.	Includes 21,974,376 ordinary shares represented by ADRs.

304	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

All shares held by the significant shareholders represent the Company’s ordinary shares. These significant shareholders have no special voting rights compared with other holders of the Company’s ordinary shares.

Additional significant shareholding disclosure

Capital Research Global Investors, a division of Capital Research and Management Company, filed with the SEC a statement on Schedule 13G under the Exchange Act on 14 February 2019 disclosing that, as of 31 December 2018, it beneficially owned 165,127,740 ordinary shares, including 20,646,872 ordinary shares represented by ADSs. This represents approximately 7.1% of the Company’s ordinary shares outstanding as of 31 December 2018. The notifications regarding the holdings by The Capital Group Companies, Inc., listed below, indicate that Capital Research and Management Company is part of a chain of controlled undertakings with The Capital Group Companies, Inc.

In accordance with the DTRs, shareholders must notify the Company if their shareholding reaches, exceeds or falls below 3% of total voting rights and each 1% threshold thereafter. The notifications received by the Company during the past three years to the best of the Company’s knowledge are set out below.

The Capital Group Companies, Inc. notified the Company on 3 March 2016 that its interest had increased above 5% to 94,321,111 ordinary shares on 2 March 2016.

Reinet Investments S.C.A. notified the Company on 6 October 2017 that its interest had decreased below the notifiable threshold of 3% to 68,053,670 ordinary shares on 25 July 2017.

The Capital Group Companies, Inc. notified the Company on 15 March 2018 that its interest had increased above 10% to 229,777,471 ordinary shares on 14 March 2018.

The Capital Group Companies, Inc. notified the Company on 16 October 2018 that its interest had increased above 11% to 252,733,863 ordinary shares on 12 October 2018.

The Capital Group Companies, Inc. notified the Company on 14 January 2019 that its interest had decreased below 11% to 249,831,584 ordinary shares on 11 January 2019.

To the extent known by BAT, BAT is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person, severally or jointly. BAT is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Group.

Security ownership of the Board of Directors and the Management Board

The following table presents information regarding the total amount of ordinary shares beneficially owned (outright, by their family or by connected persons) by each current Director of BAT, each member of the Management Board and all Directors and the Management Board as a group, as of 25 February 2019. Unless otherwise indicated, the address for each Director and member of the Management Board listed is: c/o British American Tobacco p.l.c., Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom. The address for Guy Meldrum is Level 30, Three Pacific Place, 1 Queen’s Road East, Hong Kong. The address for Ricardo Oberlander is 401 North Main Street, Winston-Salem, NC 27101, United States of America.

	Number of Ordinary Shares	Percentage of Class[9]
Directors
Richard Burrows	19,000	0.0008
Nicandro Durante[1,2]	380,935	0.0166
Jack Bowles	162,733	0.0071
Ben Stevens[1,2]	145,524	0.0063
Sue Farr	–	–
Dr Marion Helmes	4,500	0.0002
Luc Jobin[3]	45,236	0.0020
Holly Keller Koeppel[3,4]	8,416	0.0004
Savio Kwan	6,731	0.0003
Dimitri Panayotopoulos	3,300	0.0001
Kieran Poynter	5,000	0.0002

BAT Annual Report and Form 20-F 2018	305

Shareholder information

Share capital and security ownership continued

	Number of Ordinary Shares	Percentage of Class[9]
Management Board
Jerome Abelman[5,7]	58,650	0.0026
Marina Bellini	–	–
Luciano Comin[5,7]	15,419	0.0007
Alan Davy[5,7]	70,818	0.0031
Giovanni Giordano[5,7,8]	63,852	0.0028
Hae In Kim[5,6,7]	6,901	0.0003
Paul Lageweg[5,6,7,8]	107,385	0.0047
Tadeu Marroco[5,7]	33,237	0.0014
Guy Meldrum[5,7]	3,853	0.0002
David O’Reilly[5,7]	42,079	0.0018
Ricardo Oberlander[5,7]	75,243	0.0033
Naresh Sethi[5,7]	69,154	0.0030
Johan Vandermeulen[5,7]	36,568	0.0016
Kingsley Wheaton[5,7]	29,809	0.0013
All Directors and Management Board as a group (25 persons)	1,394,346	0.0608

Notes:

1.

The number of ordinary shares beneficially owned by the Executive Directors include ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. Ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts next to the corresponding Executive Director include the following ordinary shares held in the trust under the SIP: (a) 2,369 ordinary shares for Mr Durante, of which 508 have been held for less than three years; (b) 519 ordinary shares for Mr Bowles, of which 266 have been held for less than three years; and (c) 693 ordinary shares for Mr Stevens, of which 306 have been held for less than three years. In all cases, the beneficial owner of ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with his instructions. See footnote (5) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the SIP and the ordinary shares held thereunder.

2.

The number of ordinary shares beneficially owned by the Executive Directors include the following number of awards of restricted ordinary shares granted under the DSBS that are scheduled to vest within 60 days of 25 February 2019: (a) 29,690 ordinary shares for Mr Durante; (b) 11,473 ordinary shares for Mr Bowles; and (c) 19,468 ordinary shares for Mr Stevens. Until awards of ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable ordinary shares. See footnote (4) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the DSBS.

3.	The ordinary shares beneficially owned by Mr Jobin and Ms Koeppel are represented by ADSs, each of which represents one ordinary share.

4.

Ms Koeppel holds 21,842.98 DSUs which were granted prior to becoming a Director of BAT. Each DSU entitles the holder to receive a cash payment upon ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs will increase on each dividend payment date by reference to the value of dividends declared on the ADSs underlying the DSUs.

5.

The number of ordinary shares beneficially owned by the members of the Management Board include ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. Ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts next to the corresponding Management Board member include the following ordinary shares held in the trust under the SIP: (a) 489 ordinary shares for Mr Abelman, of which 268 have been held for less than three years; (b) 506 ordinary shares for Mr Comin, of which 270 have been held for less than three years; (c) 603 ordinary shares for Mr Davy, of which 290 have been held for less than three years; (d) 905 ordinary shares for Mr Giordano, of which 322 have been held for less than three years; (e) 228 ordinary shares for Ms Kim, of which 228 have been held for less than three years; (f) 263 ordinary shares for Mr Lageweg, of which 233 have been held for less than three years; (g) 628 ordinary shares for Mr Marroco, of which 285 have been held for less than three years; (h) 225 ordinary shares for Mr Meldrum, of which 225 have been held for less than three years; (i) 1,757 ordinary shares for Dr O’Reilly, of which 439 have been held for less than three years; (j) 479 ordinary shares for Mr Oberlander, of which 272 have been held for less than three years; (k) 1,469 ordinary shares for Mr Sethi, of which 393 have been held for less than three years; (l) 486 ordinary shares for Mr Vandermeulen, of which 264 have been held for less than three years; and (m) 743 ordinary shares for Mr Wheaton, of which 309 have been held for less than three years. In all cases, the beneficial owner of ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with his instructions. See footnote (5) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the SIP and the ordinary shares held thereunder.

6.

The number of ordinary shares beneficially owned by the members of the Management Board include the following number of options granted under the LTIP that are scheduled to vest and may be exercised within 60 days of 25 February 2019: (a) 4,121 options under the LTIP for Ms Kim; and (b) 13,494 options under the LTIP for Mr Lageweg. Each option is convertible into one ordinary share upon exercise. See footnote (1) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the LTIP.

7.

The number of ordinary shares beneficially owned by the members of the Management Board include the following number of awards of restricted ordinary shares granted under the DSBS that are scheduled to vest within 60 days of 25 February 2019: (a) 8,164 ordinary shares for Mr Abelman; (b) 3,307 ordinary shares for Mr Comin; (c) 8,270 ordinary shares for Mr Davy; (d) 10,815 ordinary shares for Mr Giordano; (e) 1,701 ordinary shares for Ms Kim; (f) 4,056 ordinary shares for Mr Lageweg; (g) 7,655 ordinary shares for Mr Marroco; (h) 3,574 ordinary shares for Mr Meldrum; (i) 7,655 ordinary shares for Dr O’Reilly; (j) 9,522 ordinary shares for Mr Oberlander; (k) 9,341 ordinary shares for Mr Sethi; (l) 9,013 ordinary shares for Mr Vandermeulen; and (m) 9,066 ordinary shares for Mr Wheaton. Until awards of ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable ordinary shares. See footnote (4) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the DSBS.

8.

The number of ordinary shares beneficially owned by the members of the Management Board include the following ADSs, each of which represents one ordinary share: (a) 8,000 ADSs for Mr Giordano; and (b) 83,416 ADSs for Mr Lageweg.

9.

The information in this column is based on 2,293,771,080 ordinary shares outstanding (excluding treasury shares) as of 25 February 2019. Any securities not outstanding subject to options, warrants, rights or conversion privileges that give the beneficial owner the right to acquire the securities within 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

306	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board

The following table presents information regarding the options and the restricted share awards held by the Directors and the Management Board as of 25 February 2019. The following Directors (being the Chairman and the Non-Executive Directors) have not been granted share-based Awards or Options-based Awards over ordinary shares: Mr Burrows, Ms Farr, Dr Helmes, Mr Jobin, Ms Koeppel, Mr Kwan, Mr Panayotopoulos and Mr Poynter.

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
Directors

Nicandro Durante
LTIP[1]	140,529	12 May 2016	0.00	42.34	–	12 May 2021–11 May 2026
	114,181	27 Mar 2017	0.00	52.11	–	27 Mar 2022–26 Mar 2027
	160,503	26 Mar 2018	0.00	38.94	–	26 Mar 2023–25 Mar 2028
Sharesave[2]	543	26 Aug 2014	27.87	34.83	–	1 Oct 2019–31 Mar 2020
	369	24 Mar 2017	40.56	50.70	–	1 May 2022–31 Oct 2022
Total Options[3]	416,125
DSBS[4]	–	29 Mar 2016	–	–	29,690	29 Mar 2019
	–	27 Mar 2017	–	–	28,545	27 Mar 2020
	–	26 Mar 2018	–	–	32,517	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	43	9 May 2019
	–	28 Sep 2016	–	–	20	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	43	4 May 2020
	–	28 Sep 2017	–	–	25	28 Sep 2020
	–	8 Feb 2018	–	–	20	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	27	9 May 2021
	–	8 Aug 2018	–	–	26	8 Aug 2021
	–	15 Nov 2018	–	–	38	15 Nov 2021
	–	7 Feb 2019	–	–	41	7 Feb 2022
Total Restricted Share Awards[6]					91,260

Jack Bowles
LTIP[1]	31,943	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	26,463	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	43,785	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Total Options[3]	102,191
DSBS[4]	–	29 Mar 2016	–	–	11,473	29 Mar 2019
	–	27 Mar 2017	–	–	8,997	27 Mar 2020
	–	26 Mar 2018	–	–	12,064	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	6	9 May 2019
	–	28 Sep 2016	–	–	3	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	6	4 May 2020
	–	28 Sep 2017	–	–	3	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	3	9 May 2021
	–	8 Aug 2018	–	–	4	8 Aug 2021
	–	15 Nov 2018	–	–	6	15 Nov 2021
	–	7 Feb 2019	–	–	7	7 Feb 2022
Total Restricted Share Awards[6]					32,800

BAT Annual Report and Form 20-F 2018	307

Shareholder information

Share capital and security ownership continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Ben Stevens
LTIP[1]	71,669	12 May 2016	0.00	42.34	–	12 May 2021–11 May 2026
	58,232	27 Mar 2017	0.00	52.11	–	27 Mar 2022–26 Mar 2027
	80,264	26 Mar 2018	0.00	38.94	–	26 Mar 2023–25 Mar 2028
Sharesave[2]	543	26 Aug 2014	27.87	34.83	–	1 Oct 2019–31 Mar 2020
	495	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options[3]	211,203
DSBS[4]	–	29 Mar 2016	–	–	19,468	29 Mar 2019
	–	27 Mar 2017	–	–	15,805	27 Mar 2020
	–	26 Mar 2018	–	–	17,655	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	13	9 May 2019
	–	28 Sep 2016	–	–	6	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	12	4 May 2020
	–	28 Sep 2017	–	–	7	28 Sep 2020
	–	8 Feb 2018	–	–	5	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	7	9 May 2021
	–	8 Aug 2018	–	–	7	8 Aug 2021
	–	15 Nov 2018	–	–	12	15 Nov 2021
	–	7 Feb 2019	–	–	12	7 Feb 2022
Total Restricted Share Awards[6]					53,234

Management Board

Jerome Abelman
LTIP[1]	22,732	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	19,583	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	32,100	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	991	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options[3]	75,406
DSBS[4]	–	29 Mar 2016	–	–	8,164	29 Mar 2019
	–	27 Mar 2017	–	–	6,658	27 Mar 2020
	–	26 Mar 2018	–	–	8,844	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	3	9 May 2019
	–	28 Sep 2016	–	–	2	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	5	4 May 2020
	–	28 Sep 2017	–	–	4	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	4	9 May 2021
	–	8 Aug 2018	–	–	5	8 Aug 2021
	–	15 Nov 2018	–	–	8	15 Nov 2021
	–	7 Feb 2019	–	–	9	7 Feb 2022
Total Restricted Share Awards[6]					23,934

308	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Marina Bellini
LTIP[1]	–		–	–	–
Sharesave[2]	–		–	–	–
Total Options[3]	–
DSBS[4]	–		–	–	–
SIP[5]	–		–	–	–
Total Restricted Share Awards[6]					–

Luciano Comin
LTIP[1]	7,589	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	7,482	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	10,313	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	533	28 Mar 2018	33.76	42.20	–	1 May 2021–31 Oct 2021
Total Options[3]	25,917
DSBS[4]	–	29 Mar 2016	–	–	3,307	29 Mar 2019
	–	27 Mar 2017	–	–	2,866	27 Mar 2020
	–	26 Mar 2018	–	–	3,464	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	5 May 2016	–	–	3	5 May 2019
	–	28 Sep 2016	–	–	3	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2019
	–	4 May 2017	–	–	5	4 May 2020
	–	28 Sep 2017	–	–	4	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	5	9 May 2021
	–	8 Aug 2018	–	–	5	8 Aug 2021
	–	15 Nov 2018	–	–	9	15 Nov 2021
	–	7 Feb 2019	–	–	8	7 Feb 2022
Total Restricted Share Awards[6]					9,907

BAT Annual Report and Form 20-F 2018	309

Shareholder information

Share capital and security ownership continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Alan Davy
LTIP[1]	23,027	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	19,099	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	26,579	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	543	26 Aug 2014	27.87	34.83	–	1 Oct 2019–31 Mar 2020
	221	24 Mar 2017	40.56	50.70	–	1 May 2020–31 Oct 2020
Total Options[3]	69,469
DSBS[4]	–	29 Mar 2016	–	–	8,270	29 Mar 2019
	–	27 Mar 2017	–	–	6,493	27 Mar 2020
	–	26 Mar 2018	–	–	7,323	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	7	9 May 2019
	–	28 Sep 2016	–	–	4	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	10	4 May 2020
	–	28 Sep 2017	–	–	6	28 Sep 2020
	–	8 Feb 2018	–	–	4	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	7	9 May 2021
	–	8 Aug 2018	–	–	7	8 Aug 2021
	–	15 Nov 2018	–	–	9	15 Nov 2021
	–	7 Feb 2019	–	–	11	7 Feb 2022
Total Restricted Share Awards[6]					22,376

Giovanni Giordano
LTIP[1]	30,113	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	24,966	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	34,411	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	88	24 Mar 2017	40.56	50.70	–	1 May 2020–31 Oct 2020
Total Options[3]	89,578
DSBS[4]	–	29 Mar 2016	–	–	10,815	29 Mar 2019
	–	27 Mar 2017	–	–	8,488	27 Mar 2020
	–	26 Mar 2018	–	–	9,481	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	12	9 May 2019
	–	28 Sep 2016	–	–	6	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	14	4 May 2020
	–	28 Sep 2017	–	–	9	28 Sep 2020
	–	8 Feb 2018	–	–	7	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	9	9 May 2021
	–	8 Aug 2018	–	–	10	8 Aug 2021
	–	15 Nov 2018	–	–	15	15 Nov 2021
	–	7 Feb 2019	–	–	15	7 Feb 2022
Total Restricted Share Awards[6]					29,106

310	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Hae In Kim
LTIP[1]	4,121	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	4,026	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	4,010	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	6,497	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	533	28 Mar 2018	33.76	42.20	–	1 May 2021–31 Oct 2021
Total Options[3]	19,187
DSBS[4]	–	29 Mar 2016	–	–	1,701	29 Mar 2019
	–	27 Mar 2017	–	–	1,373	27 Mar 2020
	–	26 Mar 2018	–	–	1,863	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	15 Nov 2018	–	–	2	15 Nov 2021
	–	7 Feb 2019	–	–	1	7 Feb 2022
Total Restricted Share Awards[6]					5,165

Paul Lageweg
LTIP[1]	4,540	28 Mar 2014	0.00	32.58	–	28 Mar 2017–27 Mar 2024
	8,954	27 Mar 2015	0.00	36.25	–	27 Mar 2018–26 Mar 2025
	8,377	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	8,234	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	11,471	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Total Options[3]	41,576
DSBS[4]	–	29 Mar 2016	–	–	4,056	29 Mar 2019
	–	27 Mar 2017	–	–	3,048	27 Mar 2020
	–	26 Mar 2018	–	–	2,039	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	5 May 2016	–	–	4	5 May 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	1	4 May 2020
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	1	9 May 2021
	–	15 Nov 2018	–	–	1	15 Nov 2021
	–	7 Feb 2019	–	–	1	7 Feb 2022
Total Restricted Share Awards[6]					9,376

BAT Annual Report and Form 20-F 2018	311

Shareholder information

Share capital and security ownership continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Tadeu Marroco
LTIP[1]	21,315	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,109	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	28,248	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	495	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
	266	28 Mar 2018	33.76	42.20	–	1 May 2021–31 Oct 2021
Total Options[3]	71,433
DSBS[4]	–	29 Mar 2016	–	–	7,655	29 Mar 2019
	–	27 Mar 2017	–	–	7,177	27 Mar 2020
	–	26 Mar 2018	–	–	7,783	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	5	9 May 2019
	–	28 Sep 2016	–	–	3	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	8	4 May 2020
	–	28 Sep 2017	–	–	6	28 Sep 2020
	–	8 Feb 2018	–	–	4	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	6	9 May 2021
	–	8 Aug 2018	–	–	7	8 Aug 2021
	–	15 Nov 2018	–	–	10	15 Nov 2021
	–	7 Feb 2019	–	–	11	7 Feb 2022
Total Restricted Share Awards[6]					22,900

Guy Meldrum
LTIP[1]	8,502	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	8,059	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	11,066	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Total Options[3]	27,627
DSBS[4]	–	29 Mar 2016	–	–	3,574	29 Mar 2019
	–	27 Mar 2017	–	–	2,751	27 Mar 2020
	–	26 Mar 2018	–	–	3,796	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	3 Apr 2018	–	–	70	3 Apr 2021
Total Restricted Share Awards[6]					10,346

312	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Dr David O’Reilly
LTIP[1]	21,315	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	17,674	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	24,364	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Total Options(3)	63,353
DSBS[4]	–	29 Mar 2016	–	–	7,655	29 Mar 2019
	–	27 Mar 2017	–	–	6,009	27 Mar 2020
	–	26 Mar 2018	–	–	6,713	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	33	9 May 2019
	–	28 Sep 2016	–	–	15	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	32	4 May 2020
	–	28 Sep 2017	–	–	19	28 Sep 2020
	–	8 Feb 2018	–	–	15	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	21	9 May 2021
	–	8 Aug 2018	–	–	19	8 Aug 2021
	–	15 Nov 2018	–	–	29	15 Nov 2021
	–	7 Feb 2019	–	–	31	7 Feb 2022
Total Restricted Share Awards[6]					20,816

Ricardo Oberlander
LTIP[1]	26,511	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,996	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	38,520	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	495	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options[3]	87,522
DSBS[4]	–	29 Mar 2016	–	–	9,522	29 Mar 2019
	–	27 Mar 2017	–	–	7,478	27 Mar 2020
	–	26 Mar 2018	–	–	8,438	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	5	9 May 2019
	–	28 Sep 2016	–	–	3	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	7	4 May 2020
	–	28 Sep 2017	–	–	5	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	6	9 May 2021
	–	8 Aug 2018	–	–	4	8 Aug 2021
	–	15 Nov 2018	–	–	7	15 Nov 2021
	–	7 Feb 2019	–	–	7	7 Feb 2022
Total Restricted Share Awards[6]					25,710

BAT Annual Report and Form 20-F 2018	313

Shareholder information

Share capital and security ownership continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Naresh Sethi
LTIP[1]	26,009	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,545	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	29,693	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	369	24 Mar 2017	40.56	50.70	–	1 May 2022–31 Oct 2022
	444	28 Mar 2018	33.76	42.50	–	1 May 2023–31 Oct 2023
Total Options[3]	78,060
DSBS[4]	–	29 Mar 2016	–	–	9,341	29 Mar 2019
	–	27 Mar 2017	–	–	7,325	27 Mar 2020
	–	26 Mar 2018	–	–	8,181	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	24	9 May 2019
	–	28 Sep 2016	–	–	11	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	25	4 May 2020
	–	28 Sep 2017	–	–	15	28 Sep 2020
	–	8 Feb 2018	–	–	12	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	16	9 May 2021
	–	8 Aug 2018	–	–	16	8 Aug 2021
	–	15 Nov 2018	–	–	24	15 Nov 2021
	–	7 Feb 2019	–	–	25	7 Feb 2022
Total Restricted Share Awards[6]					25,240

Johan Vandermeulen
LTIP[1]	25,094	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,195	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	30,335	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Sharesave[2]	991	23 Mar 2015	30.26	37.82	–	1 May 2020–31 Oct 2020
Total Options[3]	77,615
DSBS[4]	–	29 Mar 2016	–	–	9,013	29 Mar 2019
	–	27 Mar 2017	–	–	7,206	27 Mar 2020
	–	26 Mar 2018	–	–	8,358	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	2	9 May 2019
	–	28 Sep 2016	–	–	2	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	4	4 May 2020
	–	28 Sep 2017	–	–	4	28 Sep 2020
	–	8 Feb 2018	–	–	3	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	4	9 May 2021
	–	8 Aug 2018	–	–	5	8 Aug 2021
	–	15 Nov 2018	–	–	7	15 Nov 2021
	–	7 Feb 2019	–	–	8	7 Feb 2022
Total Restricted Share Awards[6]					24,841

314	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Kingsley Wheaton
LTIP[1]	25,242	12 May 2016	0.00	42.34	–	12 May 2019–11 May 2026
	21,382	27 Mar 2017	0.00	52.11	–	27 Mar 2020–26 Mar 2027
	32,100	26 Mar 2018	0.00	38.94	–	26 Mar 2021–25 Mar 2028
Total Options[3]	78,724
DSBS[4]	–	29 Mar 2016	–	–	9,066	29 Mar 2019
	–	27 Mar 2017	–	–	7,270	27 Mar 2020
	–	26 Mar 2018	–	–	8,358	26 Mar 2021
SIP[5]	–	1 Apr 2016	–	–	88	1 Apr 2019
	–	9 May 2016	–	–	11	9 May 2019
	–	28 Sep 2016	–	–	5	28 Sep 2019
	–	3 Apr 2017	–	–	67	3 Apr 2020
	–	4 May 2017	–	–	12	4 May 2020
	–	28 Sep 2017	–	–	8	28 Sep 2020
	–	8 Feb 2018	–	–	6	8 Feb 2021
	–	3 Apr 2018	–	–	70	3 Apr 2021
	–	9 May 2018	–	–	8	9 May 2021
	–	8 Aug 2018	–	–	8	8 Aug 2021
	–	15 Nov 2018	–	–	13	15 Nov 2021
	–	7 Feb 2019	–	–	13	7 Feb 2022
Total Restricted Share Awards[6]					25,003

Notes:

Options

1.

LTIP: grants or awards of ordinary shares under the LTIP are for nil consideration. The number of options shown is the maximum that may be exercised subject to the completion of the applicable performance period and conditions under the rules of the LTIP. The number of options which may vest and become exercisable may be less than the number of ordinary shares shown in the table.

2.

Sharesave Scheme: grants of options under the Sharesave Scheme are: (a) normally granted at a discount of 20% to the market price of ordinary shares at the time of invitation, as permitted by the rules of the Sharesave Scheme; and (b) are exercisable at the end of a three-year or five-year savings contract up to a monthly limit of £500.

3.

Each of the LTIP and Sharesave Scheme contains provisions which permit the Board of Directors or a duly authorised committee of the Board of Directors to establish further plans for the benefit of overseas employees based on the relevant share plan but modified as necessary or desirable to take account of overseas tax, exchange control or applicable securities laws. Any new ordinary shares issued under such plans would not count towards any applicable plan limits under the LTIP or the Sharesave Scheme.

Restricted Share Awards

4.

DSBS: awards of deferred shares are made through the DSBS and comprise free ordinary shares normally held in trust for three years and no further performance conditions apply in that period. The ordinary shares carry no rights to vote in that period.

5.

SIP: the SIP is an all-employee plan which includes the SRS under which eligible employees receive an award of ordinary shares (Free Shares) in April of each year in which the plan operates in respect of performance in the previous financial year. The Free Shares are held in a UK-based trust from the date of the award for a minimum period of three years. During that time the SIP participant is entitled to receive dividends on those ordinary shares which are re-invested by such trust to buy further ordinary shares (Dividend Shares) on behalf of the SIP participant. The Dividend Shares are also held in the trust from the date of acquisition for a minimum period of three years. During the three-year holding periods, the SIP participant may not remove the Free Shares or the Dividend Shares from the trust, but may direct the trust to exercise its voting rights in accordance with his or her instructions. In addition to the Free Shares and Dividend Shares, participants in the SIP are also eligible to purchase additional ordinary shares from their pre-tax salary up to an annual statutory limit (Partnership Shares). The SIP also provides that BAT has the right to offer additional ordinary shares to a participant at no cost for each Partnership Share the participant purchases, at a ratio of two such ordinary shares for each Partnership Share purchased (Matching Shares). BAT does not currently provide any Matching Shares.

6.

BAT has established similar plans to the SIP for non-UK employees and specific plans for employees in Germany, Belgium and the Netherlands. Each of these plans has been modified to take account of overseas tax, exchange control and applicable securities laws.

BAT Annual Report and Form 20-F 2018	315

Shareholder information

Articles of Association

The Company is incorporated under the name of British American Tobacco p.l.c. and is registered in England and Wales under registered number 3407696. Under the Companies Act 2006 (Companies Act), the Company’s objects are unrestricted. The following descriptions summarise certain provisions of the Company’s current Articles of Association (Articles) (as adopted by special resolution at the AGM on 28 April 2010), applicable English and Welsh law and the Companies Act. This summary is qualified in its entirety by reference to the Companies Act and the Articles, available on www.bat.com. The Articles may be altered or added to, or completely new articles may be adopted by, a special resolution of the shareholders of the Company, subject to the provisions of the Companies Act.

Additional reference should be made to the sections entitled ‘Description of BAT Ordinary Shares’ and ‘Comparison of Shareholder Rights – BAT’ in BAT’s Amendment No.3 to the Registration Statement on Form F-4 (Reg. No. 333-217939) filed with the SEC on 9 June 2017, which sections are incorporated by reference.

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

Share capital – voting rights
Voting at general meetings

–  by a show of hands, unless a poll is demanded, and on a show of hands, every shareholder who is present in person at a general meeting has one vote regardless of the number of shares held by the shareholder

–  every proxy appointed by a shareholder and present at a general meeting has one vote except that if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way), he has one vote for and one vote against the resolution

– on a poll, every shareholder who is present in person or by proxy has one vote for every share held by the shareholder
– a shareholder (or his duly appointed proxy) entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way

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

Matters transacted at general meetings

–  ordinary resolutions can include resolutions for the appointment, reappointment and removal of Directors, the receiving of the Annual Report, the declaration of final dividends, the appointment and reappointment of the external auditor, the authority for the Company to purchase its own shares and the grant of authority to allot shares

– an ordinary resolution is passed when a simple majority of the votes cast at a meeting at which there is a quorum vote in favour of the resolution
– special resolutions can include resolutions amending the Company’s Articles and resolutions relating to certain matters concerning a winding-up of the Company
– a special resolution is passed when not less than three-quarters of the votes cast at a meeting at which there is a quorum vote in favour of the resolution

–  quorum for a meeting of the Company is a minimum of two shareholders present in person or by proxy or by a duly authorised representative(s) of a corporation which is a shareholder and entitled to vote

–  convening a meeting: the Company may specify a time not more than 48 hours before the time of the meeting (excluding any part of a day that is not a working day) by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting

316	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

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

–  notwithstanding the Articles, all of the Directors of the Company will be subject to re-election at the forthcoming AGM to be held on 25 April 2019 in accordance with the UK Corporate Governance Code

–  fees for Non-Executive Directors and the Chairman are determined by the Directors but cannot currently exceed in aggregate an annual sum of £2,500,000, unless determined otherwise by ordinary resolution of the shareholders

– the remuneration of the Executive Directors is determined by the Remuneration Committee, which comprises independent Non-Executive Directors
Disclosure of interests

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

BAT Annual Report and Form 20-F 2018	317

Shareholder information

Purchases of shares

Renewal of authority for Company to purchase own shares

Current authority to purchase shares

–  this authority (granted at the 2018 AGM) will expire at the 2019 AGM; the share buy-back programme was suspended with effect from 30 July 2014; and

–  renewed authority to purchase the Company’s ordinary shares in order that the appropriate mechanisms are in place to enable the share buy-back programme to be reinstated at any time and authority would be exercised when, in the opinion of the Directors, the exercise of the authority would result in an increase in the Company’s earnings per share and would be in the interest of its shareholders generally.

Proposed authority to purchase shares

–  the minimum price that may be paid for such shares is 25p, and the maximum price is the higher of: (i) an amount equal to 105% of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the LSE Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased and (ii) the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in the Company on the trading venues where the market purchases by the Company will be carried out;

–  in the absence of the necessary practical arrangements, the proposed authority has not been extended to enable BAT to purchase its own ordinary shares on the JSE in South Africa or the NYSE in the form of ADSs; and

–  further details are set out in the Notice of Annual General Meeting 2019 which is made available to all shareholders and is published on www.bat.com.

Treasury shares

–  in accordance with the Company’s policy, any repurchased shares are expected to be held as treasury shares; at 31 December 2018, the number of treasury shares was 162,645,590 (2017: 162,645,590); no dividends are paid on treasury shares; treasury shares have no voting rights; and treasury shares may be resold at a later date.

Purchases of equity securities by the issuer and affiliated purchasers

At the AGM on 25 April 2018, authorisation was given to the Company to repurchase up to 229.3 million ordinary shares for the period until the next AGM in 2019. This authorisation is renewed annually at the AGM. No ordinary shares were repurchased by the Company during 2018. The following table provides details of ordinary share purchases made by the trustees of employee share ownership plans (ESOPs) and other purchases of ordinary shares and ADSs made to satisfy the commitments to deliver shares under certain employee share-based payment plans.

	Total number of ordinary shares purchased by ESOPs or certain employee share-based plans		Average price paid per ordinary share £	Total number of ADSs purchased by ESOPs or certain employee share-based plans	Average price paid per ADS USD	Total number of ordinary shares purchased as part of a publicly announced plan[1]	Maximum number of shares that may yet be purchased as part of a publicly announced plan[1]
2018
3 January	2,006		49.11000	–	–	–	–
7 February	2,218		45.47500	–	–	–	–
8 February	–		–	50,000	62.99440	–	–
7 March	2,405		42.22000	–	–	–	–
22 March	–		–	100,000	54.61970	–	–
28 March–5 April	2,600,000		41.04001	–	–	–	–
4 April	134,718		41.91953	–	–	–	–
4 April	2,479		42.03500	–	–	–	–
5 April	18,233		42.67502	–	–	–	–
5 April	1,132	*	41.50000	–	–	–	–
17 April	84,157		40.12680	–	–	–	–
2 May	2,478		39.37500	–	–	–	–
6 June	2,911		37.13000	–	–	–	–
4 July	2,438		39.51500	–	–	–	–
1 August	2,421		41.87000	–	–	–	–
28 August	–		–	120,000	50.27640	–	–
5 September	2,676		37.10551	–	–	–	–
3 October	2,731		35.81500	–	–	–	–
7 November	2,863		34.20000	–	–	–	–
5 December	3,703		27.14500	–	–	–	–
	2,869,569		39.89746	270,000	55.96350	–	–

Notes:

1.	There was no publicly announced plan for BAT to purchase its own ordinary shares or ADSs during the year ended 31 December 2018.

2.

All the purchases of ordinary shares and/or ADSs were made on open market transactions except for the purchase marked * which was made by way of an arm’s-length private treaty arrangement between BAT and the relevant trustee.

318	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

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

–  loan to BATGET: £681.43 million at 31 December 2018 (2017: £562.4 million);

–  the loan is either repaid from the proceeds of the exercise of options or, in the case of ordinary shares acquired by BATGET to satisfy the vesting and exercise of awards, the Company will subsequently waive the loan provided over the life of the awards; and

–  if any options lapse, ordinary shares may be sold by BATGET to cover the loan repayment.

Ordinary shares held in BATGET		1 Jan 2018	31 Dec 2018
	Number of ordinary shares	6,750,597	7,312,975
	Market value of ordinary shares	£338.7m	£182.8m
	% of issued share capital of Company	0.27	0.30
Dividends paid in 2018

–  BATGET currently waives dividends on the ordinary shares held by it;

–  second interim dividend 2017: £2.9 million in February 2018; and

–  quarterly interim dividends 2018: £10.54 million across 2018.

Voting rights

–  the trustee does not exercise any voting rights while ordinary shares are held in BATGET; and

–  share scheme participants may exercise the voting rights attaching to those ordinary shares once the ordinary shares have been transferred out of BATGET.

Notes:

1.	Company share – based payment arrangements: details of the material equity share-based and cash-settled share-based arrangements are set out in note 25 in the Notes on the accounts.

2.	The values of ordinary shares shown are based on the closing mid-market share price on 31 December 2018: 2,500p (29 December 2017 (being the last trading day of 2017): 5,018p).

3.

In addition to the ordinary shares held in BATGET, the trust held the following American Depositary Shares (ADSs) which relate to the vesting and exercise of certain employee stock awards formerly granted by RAI over RAI common stock and which were assumed by BAT to be satisfied by the delivery of ADSs following the merger with RAI on 25 July 2017.

	1 Jan 2018	31 Dec 2018
Number of ADSs	19,908	75,267
Market value of ADSs(a)	US$1.3m	US$2.4m
% of issued share capital	0.001	0.003

Note:

(a)	The value of the ADSs shown is based on the closing price of ADSs on 31 December 2018 of US$31.86.

BAT Annual Report and Form 20-F 2018	319

Shareholder information

American Depositary Shares

Fees and charges payable by ADS holders

Citibank, N.A. (Citibank) was appointed as the depositary bank (the Depositary) for BAT’s ADS programme pursuant to the Amended and Restated Deposit Agreement dated 1 December 2008 and amended as of 14 February 2017 and 14 June 2017 between BAT, the Depositary and the owners and holders of ADSs (the Deposit Agreement). Citibank was reappointed as the Depositary pursuant to the Second Amended and Restated Deposit Agreement dated 26 November 2018 (the Restated Deposit Agreement).

The Restated Deposit Agreement provides that ADS holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of shares described below)	Up to US$0.05 per ADS issued[1]
Cancellation of ADSs	Up to US$0.05 per ADS surrendered[1]
Distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements)	Up to US$0.05 per ADS held[2]
Distribution of ADSs pursuant to: (1) stock dividends or other free stock distributions; or (2) exercise of rights to purchase additional BAT ADSs	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spinoff shares)	Up to US$0.05 per ADS held
Depositary bank services	Up to US$0.05 per ADS held

Notes:

1.

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

2.

While under the Restated Deposit Agreement cash dividends paid in respect of ADSs are subject to a fee of up to US$0.05 per ADS payable to the Depositary, under the terms of the separate agreement between BAT and the Depositary referred to above, such dividends are instead subject to a fee of up to US$0.02 per ADS per year (a fee of US$0.005 per dividend based on the distribution of four quarterly cash dividends per year). Under the separate agreement, this dividend fee may not be varied by the Depositary without the consent of BAT.

Contact details for Citibank Shareholder Services are on page 321.

In addition, ADS holders may be required under the Restated Deposit Agreement to pay the Depositary: (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with applicable exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities. The Depositary may: (a) withhold dividends or other distributions or sell for the account of any ADS holder any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge; and (b) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

Fees and payments made by the Depositary to BAT

Under the terms of the contractual arrangements set out in the separate agreement between BAT and the Depositary referred to above, BAT received a total of approximately US$2.9 million from the Depositary, comprising fees charged in respect of dividends and a fixed contribution to BAT’s ADS programme administration costs for the year ended 31 December 2018.

In 2018, these programme administration costs principally included those associated with AGM proxy mailings, exchange listing and regulatory fees, foreign private issuer analysis, legal fees, share registration fees and other expenses incurred by BAT in relation to the ADS programme.

Under these contractual arrangements, the Depositary has also agreed to waive certain standard fees associated with the administration of the ADS programme.

320	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Shareholding administration and services

United Kingdom Registrar

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ

tel: 0800 408 0094 or +44 370 889 3159

web-based enquiries: www.investorcentre.co.uk/contactus

www.computershare.com/uk/investor/bri

Access the web-based enquiry service of Computershare Investor Services PLC for holders of shares on the UK share register. View details of your BAT shareholding and recent dividend payments and register for shareholder electronic communications to receive notification of BAT shareholder mailings by email.

www.computershare.com/dealing/uk

Go online or telephone 0370 703 0084 (UK) to buy or sell British American Tobacco shares traded on the London Stock Exchange. Before you can trade, you will need to register for this service. The internet share dealing service is only available to shareholders resident in countries in the European Economic Area.

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

American Depositary Shares

Enquiries regarding ADS holder accounts and payment of dividends should be directed to:

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: +1 888 985 2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Documents on Display and Publications

This Annual Report and Form 20-F 2018 is available online at bat.com/annualreport. Copies of current and past Annual Reports are available on request. Highlights from these publications can be produced in alternative formats such as Braille, audio tape and large print. Documents referred to in this Annual Report and Form 20-F 2018 do not form part of this Annual Report unless specifically incorporated by reference.

Contact:

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

email: bat@team365.co.uk

Holders of shares held on the South Africa register can contact the Company’s Representative office in South Africa using the contact details shown at the end of this Annual Report and Form 20-F 2018.

ADS holders can contact Citibank Shareholder Services in the United States using the contact details shown above.

The Company is subject to the information requirements of the US Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the company files its Annual Report on Form 20-F and other documents with the SEC. You also may call the SEC at +1 800-SEC-0330. In addition, BAT’s SEC filings are available to the public, together with the public filings of other issuers, at the SEC’s website, www.sec.gov.

Our website – www.bat.com

Access comprehensive information about British American Tobacco and download shareholder publications at the corporate website. Visit the Investors section for valuation and charting tools, dividend and share price data and subscribe to the email alert services for key financial events in the British American Tobacco financial calendar. Download the British American Tobacco Investor Relations app to access all the latest financial information on your iPad, iPhone or Android device.

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

Capital gains tax

Fact sheet for British American Tobacco historical UK capital gains tax information; contact the British American Tobacco Company Secretarial Department, tel: +44 20 7845 1000 or access online at www.bat.com/cgt.

Share Fraud

The practice of share fraud (also known as ‘boiler room’ scams) unfortunately continues with many companies’ shareholders receiving unsolicited phone calls or mail from people offering to sell them what often turn out to be worthless or high risk shares in US or UK investments, or to buy shares at an inflated price in return for an upfront payment.

If you suspect that you have been approached by fraudsters, please tell the FCA using the share fraud reporting form at www.fca.org.uk/ scams, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768. If you have lost money to investment fraud you should report it to Action Fraud on 0300 123 2040 or online at www.actionfraud.police.uk.

Calendar 2019

Thu 25 April at 11:30am

Annual General Meeting

Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG.

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

Thu 1 Aug	Half-Year Report

BAT Annual Report and Form 20-F 2018	321

Shareholder information

Exhibits

The following documents are filed in the SEC EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website, www.sec.gov:

Exhibit Number	Description
1	Articles of Association of British American Tobacco p.l.c.[1]
2.1	Second Amended and Restated Deposit Agreement, dated as of 26 November 2018, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder[2]
2.2	Indenture, dated as of 15 August 2017, among British American Tobacco p.l.c. and certain of its subsidiaries as guarantors, and Wilmington Trust, National Association, as Trustee[3]
2.3	Supplemental Indenture No. 1, dated as of 28 September 2018, among British American Tobacco p.l.c. and certain of its subsidiaries as guarantors, and Wilmington Trust, National Association, as Trustee[4]
2.4	Thirtieth Supplemental Trust Deed, dated as of 25 May 2018, by and among B.A.T. International Finance p.l.c., B.A.T Capital Corporation, British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c., further modifying the Trust Deed dated as of 6 July 1998 (as previously modified and restated) relating to the US$3,000,000,000 (now £25,000,000,000) Euro Medium Term Note Programme[5]
4.1	Term loan facilities agreement, dated as of 16 January 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as US agent and the lenders and financial institutions party thereto[6]
4.2	Revolving credit facilities agreement, dated as of 20 January 2017, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as US agent and US$ swingline agent, and the banks and financial institutions party thereto[7]
4.3	Rules of the British American Tobacco 2007 Long Term Incentive Plan[8]
4.4	Rules of the British American Tobacco 2016 Long Term Incentive Plan (Amended and Restated as of 10 December 2018)
4.5	British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme[9]
4.6	Annex to British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme
4.7	British American Tobacco p.l.c. 2019 Deferred Annual Share Bonus Scheme
4.8	Deferred Compensation Plan for Directors of Reynolds American Inc. (Amended and Restated Effective 30 November 2017)[10]
4.9	Service Contract between British American Tobacco p.l.c. and Nicandro Durante, dated as of 10 December 2010[11]
4.10	Service Contract between British American Tobacco p.l.c. and John Benedict Stevens, dated as of 26 March 2008[12]
4.11	Service Contract between British American Tobacco p.l.c. and Jack Bowles, dated as of 11 December 2018
4.12	Letter Agreement between British American Tobacco p.l.c. and John Benedict Stevens, dated as of 23 July 2010[13]
4.13	Master Settlement Agreement, referred to as the MSA, dated 23 November 1998, between the Settling States named in the MSA and the Participating Manufacturers also named therein[14]
4.14	Settlement Agreement dated 25 August 1997, between the State of Florida and settling defendants in The State of Florida v. American Tobacco Co.[15]
4.15	Comprehensive Settlement Agreement and Release dated 16 January 1998, between the State of Texas and settling defendants in The State of Texas v. American Tobacco Co.[16]
4.16	Settlement Agreement and Release in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998 [17]
4.17	Settlement Agreement and Stipulation for Entry of Consent Judgment in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998[18]
4.18	Form of Consent Judgment by Judge Kenneth J. Fitzpatrick, Judge of District Court in re: The State of Minnesota v. Philip Morris, Inc.[19]
4.19	Stipulation of Amendment to Settlement Agreement and for Entry of Agreed Order dated 2 July 1998, by and among the Mississippi Defendants, Mississippi and the Mississippi Counsel in connection with the Mississippi Action[20]
4.20	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 24 July 1998, by and among the Texas Defendants, Texas and the Texas Counsel in connection with the Texas Action[21]
4.21	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 11 September 1998, by and among the State of Florida and the tobacco companies named therein[22]
4.22	Term Sheet agreed to by R. J. Reynolds Tobacco Company, an indirect subsidiary of Reynolds American Inc., certain other Participating Manufacturers, 17 states, the District of Columbia and Puerto Rico[23]
8	List of Subsidiaries included on pages 236-245 in this report
11	Code of Ethics[24]
12	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification under Section 906 of the Sarbanes-Oxley Act of 2002[25]
15	Consent of KPMG LLP (United Kingdom), independent registered public accounting firm of British American Tobacco p.l.c.
101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically)

322	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Notes:

1.	Incorporated by reference to Exhibit 3.1 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

2.	Incorporated by reference to Exhibit (a)(i) to BAT’s Post-Effective Amendment to Registration Statement on Form F-6 (Reg. No. 333-221983) filed on 23 October 2018.

3.	Incorporated by reference to Exhibit 2.4 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2017 filed on 15 March 2018.

4.	Incorporated by reference to Exhibit 4.2 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-227658) filed on 2 October 2018.

5.	Incorporated by reference to Exhibit 4.4 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-227658) filed on 2 October 2018.

6.	Incorporated by reference to BAT’s Amendment No. 4 to Schedule 13D filed on 17 January 2017.

7.	Incorporated by reference to Exhibit 4.5 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

8.	Incorporated by reference to Exhibit 10.6 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

9.	Incorporated by reference to Exhibit 10.8 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

10.	Incorporated by reference to Exhibit 10.43 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended 31 December 2007 filed on 27 February 2008.

11.	Incorporated by reference to Exhibit 10.9 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

12.	Incorporated by reference to Exhibit 10.10 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

13.	Incorporated by reference to Exhibit 10.11 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

14.	Incorporated by reference to Exhibit 4 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 24 November 1998.

15.	Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 5 September 1997.

16.	Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 27 January 1998.

17.	Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

18.	Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

19.	Incorporated by reference to Exhibit 99.3 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

20.	Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.

21.	Incorporated by reference to Exhibit 99.4 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.

22.	Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 September 1998 filed on 12 November 1998.

23.	Incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated 12 March 2013.

24.	Incorporated by reference to Exhibit 11 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2017 filed on 15 March 2018.

25.	These certifications are furnished only and are not filed as part of BAT’s Annual Report on Form 20-F for the year ended 31 December 2018.

Certain instruments which define the rights of holders of long-term debt issued by BAT and its subsidiaries are not being filed because the total amount of securities authorised under each such instrument does not exceed 10% of the total consolidated assets of BAT and its subsidiaries. BAT agrees to furnish copies of any or all such instruments to the SEC on request.

BAT Annual Report and Form 20-F 2018	323

Other Information

Glossary

ADR	American Depositary Receipt
ADS	American Depositary Share – 1 ADS is equivalent to 1 BAT ordinary share
AGM	Annual General Meeting
AmSSA	Americas (excluding US) and Sub-Saharan Africa
APFO	Adjusted profit from operations
APME	Asia-Pacific and Middle East
BATGET	British American Tobacco Group Employee Trust
bps	Basis points
CC	Constant currency
CGFO	Cash generated from operations
CO2e	Carbon dioxide equivalent
Code	UK Corporate Governance Code 2016 or 2018 (as applicable)
CSR	Corporate Social Responsibility
DSBS	Deferred share bonus scheme
EMTN	European Medium Term Notes
ENA	Europe and North Africa
EPS	Earnings per share
EU	European Union
FII GLO	Franked Investment Income Group Litigation Order
FCTC	Framework Convention on Tobacco Control
FMCG	Fast Moving Consumer Goods
GAAP	Generally accepted accounting practice
GDB	Global Drive Brands, being Kent, Dunhill, Pall Mall, Lucky Strike and Rothmans
GDPR	EU General Data Protection Regulation
GDSB	Global Drive and Key Strategic Brands, being the GDBs, plus Shuang Xi and State Express 555
GJ	Gigajoules (of energy use)
IASB	International Accounting Standards Board
IEIS	International executive incentive scheme
IFRS	International Financial Reporting Standards as issued by the IASB and as adopted by the EU
ISA	International Standards on Auditing
JSE	Johannesburg Stock Exchange
KPI	Key performance indicator
LIBOR	London Interbank Offered Rate
LSE	London Stock Exchange
LR	Listing rules
LTIP	Long-term incentive plan
MCE	Million cigarettes equivalent
MSA	Master Settlement Agreement
NGP	Next Generation Product
NTO	Net turnover or revenue
NYSE	New York Stock Exchange
OCF	Operating cash flow
OECD	Organisation for Economic Co-operation and Development
OTP	Other tobacco products, including but not limited to roll-your-own, make-your-own and cigars
Parker Report	The Parker Review Committee’s final report on ethnic diversity in UK boards published on 12 October 2017
PCAOB	Public Company Accounting Oversight Board
PRRPs	Potentially reduced-risk products
RAI	Reynolds American Inc.

RAI Companies	Reynolds American Inc. group of companies
ROCE	Return on capital employed
SAFL	Sustainable Agriculture and Farmer Livelihoods
SEC	United States Securities and Exchange Commission
SIP	Share incentive plan
SoBC	Group Standards of Business Conduct
SOx	United States Sarbanes-Oxley Act of 2002
SRS	Share reward scheme
TaO	Programme to implement the new operating model, including one instance of SAP
TDR	TDR d.o.o
THP	Tobacco heating products
TPD	European Tobacco Products Directive (directive 2001/37/EC)
TSR	Total shareholder return
UKLA	United Kingdom Listing Authority
US	United States of America
UURBS	Unfunded unapproved retirement benefit scheme
WHO	World Health Organization

324	BAT Annual Report and Form 20-F 2018

Strategic Report	Governance	Financial Statements	Other Information

Cross-reference to Form 20-F

Item		Form 20-F caption	Location in this document
1		Identity of Directors, Senior Management and Advisers	N/A
2		Offer Statistics and Expected Timetable	N/A
3		Key Information
	A	Selected financial data	257
	B	Capitalisation and indebtedness	N/A
	C	Reasons for the offer and use of proceeds	N/A
	D	Risk factors	48–52, 270-284
4		Information on the Company
	A	History and development of the company	22-23, 39, 43, 142-143,154-155, 186-187, 254, 267, 321, inside back cover
	B	Business overview	1-21, 22-23, 28, 30, 32-38, 43-47, 59, 254, 285-288, 290, 291, 294
	C	Organisational structure	236-245, 254
	D	Property, plants and equipment	22-23, 153-154, 292
4a		Unresolved staff comments	N/A
5		Operating and Financial Review and Prospects
	A	Operating results	10-12, 14-15, 20-23, 33-47, 51, 165-168, 181-185, 258-266, 267, 285-288
	B	Liquidity and capital resources	39-42, 52, 127, 165-168, 177-179, 181-185, 267-268, 281
	C	Research and development, patent and licences	4, 19, 28, 35
	D	Trend information	1-9, 12-15, 20-21, 33-52, 270-284, 285-288
	E	Off-balance sheet arrangements	41, 211, 268
	F	Tabular disclosure of contractual commitments	268
	G	Safe harbour	296
6		Directors, Senior Management and Employees
	A	Directors and senior management	54-56, 60, 72, 255-256, Material and Other Subsequent Events page»
	B	Compensation	73-113, 155-161, 190-191, 305-315
	C	Board practices	54-57, 64-69, 72, 85-87, 106, 112-113, 255-256, 317
	D	Employees	189, 269
	E	Share ownership	26, 81, 88, 101, 187-189, 305-315
7		Major Shareholders and Related Party Transactions
	A	Major shareholders	304-305, Material and Other Subsequent Events page»
	B	Related party transactions	190-191
	C	Interests of experts and counsel	N/A
8		Financial Information
	A	Consolidated statements and other financial information	121-235, 298-299
	B	Significant changes	Material and Other Subsequent Events page»
9		The Offer and Listing
	A	Offer and listing details	297
	B	Plan of distribution	N/A
	C	Markets	297
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A
10		Additional Information
	A	Share capital	N/A
	B	Memorandum and Articles of Association	89, 316-317
	C	Material contracts	199-201, 290-291
	D	Exchange controls	298
	E	Taxation	300-303
	F	Dividends and paying agents	N/A
	G	Statements by experts	N/A
	H	Documents on display	321
	I	Subsidiary information	N/A
11		Quantitative and Qualitative Disclosures about Market Risk	181-185

BAT Annual Report and Form 20-F 2018	325

Other Information

Cross-reference to Form 20-F continued

Item		Form 20-F caption	Location in this document
12		Description of Securities Other Than Equity Securities
	A	Debt securities	N/A
	B	Warrants and rights	N/A
	C	Other securities	N/A
	D	American Depositary Shares	320
13		Defaults, Dividend Arrearages and Delinquencies	N/A
14		Material Modifications to the Rights of Security Holders and Use of Proceeds	289
15		Controls and Procedures	294
16A		Audit Committee Financial Expert	64, 293
16B		Code of Ethics	70, 293
16C		Principal Accountant Fees and Services	66-67, 138-139
16D		Exemptions from the Listing Standards for Audit Committees	N/A
16E		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	318
16F		Change in Registrant’s Certifying Accountant	N/A
16G		Corporate Governance	293
16H		Mine Safety Disclosure	N/A
17		Financial Statements	N/A
18		Financial Statements	121-235
19		Exhibits	322-323

326	BAT Annual Report and Form 20-F 2018

Registered office

Globe House, 4 Temple Place, London WC2R 2PG

tel: +44 20 7845 1000, facsimile: +44 20 7240 0555

Incorporated in England and Wales No. 3407696

Representative Office in South Africa

Waterway House South, No 3 Dock Road, V&A Waterfront,

Cape Town 8000, South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6712

Secretary

Paul McCrory

General Counsel

Jerome Abelman

Investor relations

Enquiries should be directed to Mike Nightingale, Rachael Brierley or John Harney

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

Design and production: Radley Yeldar (London) www.ry.com

Photography supplied by British American Tobacco and Radley Yeldar

Printed in the UK by Pureprint Group on Revive 100% recycled papers, made entirely from post-consumer waste. All pulps used are Elemental Chlorine Free. The manufacturing mills hold the ISO14001 and EU Ecolabel (EMAS) certificates for environmental management.

Go online Explore the story of our year Featuring downloadable versions of this Report, Along with our Sustainability Summary Report And other content – all accessible on desktop, Tablet and mobile. www.bat.com/reporting www.bat.com @BATPress Flickr.com/welcometobat Youtube.com/welcometobat

Material and Other Subsequent Events »

Subsequent to the approval of the Annual Report 2018 by the Board of the Company on 27 February 2019 and the date of British American Tobacco p.l.c.’s consolidated financial statements for the years ended 31 December 2018, 2017 and 2016, the material and other subsequent events set out below have been notified by the Company.

Quebec Class Actions: Quebec Court of Appeal Judgment

On 1 March 2019, the judgment in the two Quebec Class Action lawsuits against a Group subsidiary, Imperial Tobacco Canada Limited (ITCAN), and two other Canadian tobacco companies was publicly issued by the Quebec Court of Appeal in Montreal. The Court of Appeal upheld the Superior Court’s decision of May 2015, whilst reducing the overall judgment against the defendants from a maximum of CAD$15.6 billion (approximately £8.9 billion) to a maximum of CAD$13.6 billion (approximately £7.7 billion), and included the previously stated requirements for the defendants to deposit approximately CAD$1.1 billion (approximately £0.6 billion) into an escrow account. See note 28 in the Notes on the Accounts for further information on the Quebec class actions.

British American Tobacco p.l.c. was not a party to the Quebec class actions proceedings and is not a party to the judgment.

On 12 March 2019, ITCAN informed the Company that it had obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (“CCAA”). This has the effect of staying all current tobacco litigation in Canada against ITCAN and other BAT Group companies.

Across Canada, other tobacco plaintiffs and provincial governments are collectively seeking significant damages which substantially exceed ITCAN’s total assets. In seeking protection under the CCAA, ITCAN will look to resolve not only the Quebec case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course.

Accounting treatment

As part of the 2015 judgment, ITCAN was required to place CAD$758 million (approximately £436 million) in escrow – the final payment of which was made in 2017. This deposit was held as an asset on the Group’s balance sheet at the 31 December 2018 year-end. The Group also disclosed a contingent liability in relation to the Quebec class actions in note 28 in the Notes on the Accounts.

Following the 1 March 2019 judgment, the Group will recognise a charge in the income statement in 2019 of approximately £436 million, equivalent to the value of the deposit recognised on the Group’s balance sheet and which the Group considers, based upon the judgment, reflects the most reliable estimate of any future loss. In accordance with BAT’s accounting policies, this will be treated as an adjusting expense.

The Group will continue to consolidate the results of ITCAN as the CCAA process progresses, whilst the requirements of IFRS 10 Consolidated Financial Statements are met.

As at 31 December 2018, the Group held £2.3 billion of goodwill relating to ITCAN on the balance sheet, which will continue to be reviewed on a regular basis in line with IAS 36 Impairment of Assets. The value of goodwill represents approximately 1.5% of the Group’s total assets. Any future impairment, arising as the CCAA process progresses, would result in a non-cash charge to the income statement.

Board of Directors

Holly Keller Koeppel

Non-Executive Director

Ms Keller Koeppel was appointed as a Director of Arch Coal, Inc. on 1 March 2019.

Significant Shareholding Disclosure

The Capital Group Companies, Inc. notified the Company on 11 March 2019 that its interest had increased above 11% to 253,390,697 ordinary shares on 7 March 2019.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: 15 March 2019

British American Tobacco p.l.c.

(Registrant)

By:	/s/ Paul McCrory
Paul McCrory Company Secretary