Form 20-F
period 2019-12-31
British American Tobacco p.l.c.
filed 2020-03-26
CIK 1303523

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Fax: +44 (0)20 7240 0555

Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares (evidenced by American Depositary Receipts) each representing one ordinary share	BTI	New York Stock Exchange
Ordinary shares, nominal value 25 pence per share	BTI	New York Stock Exchange*
2.789% Notes due 2024	BTI24	New York Stock Exchange
3.215% Notes due 2026	BTI26	New York Stock Exchange
3.462% Notes due 2029	BTI29	New York Stock Exchange
4.758% Notes due 2049	BTI49	New York Stock Exchange
2.764% Notes due 2022	BTI22	New York Stock Exchange
3.222% Notes due 2024	BTI24A	New York Stock Exchange
3.557% Notes due 2027	BTI27	New York Stock Exchange
4.390% Notes due 2037	BTI37	New York Stock Exchange
4.540% Notes due 2047	BTI47	New York Stock Exchange
Floating Rate Notes due 2020	BTI20	New York Stock Exchange
Floating Rate Notes due 2022	BTI22A	New York Stock Exchange

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

2,456,520,738 ordinary shares

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

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13
(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

References in this document to information on websites or social media platforms, including the web address and social media channels of BAT, have been included as inactive textual references only. These websites and social media channels and the information contained therein or connected thereto are not intended to be incorporated into or to form part of the Annual Report on Form 20-F.

A BETTER TOMORROW

DELIVERING FOR TODAY & INVESTING IN THE FUTURE

ANNUAL REPORT AND FORM 20-F 2019

BAT
A BETTER TOMORROW

DISCOVER MORE

BAT
A BETTER TOMORROW
We are
proud of our people
We are BAT >
Enhanced McLaren partnership
The new deal will see BAT become a Principal Partner of the famous F1 team from the start of the 2020 Formula 1 season.

YOU CAN FIND OUT MORE ABOUT OUR GROUP ONLINE AT BAT.COM/REPORTING AND BAT.COM/INVESTORS OR DOWNLOAD OUR BAT IR APP

This year's Annual Report and Accounts features a new corporate logo, and look and feel, that reflects changes in both the world around us and our business. Our previous logo has, for decades, served the company well as a strong symbol of a world-leading tobacco company.

Today, however, our purpose has evolved as we aim to reduce the health impacts of our business by offering consumers a greater choice of New Category products. Our dynamic new logo reflects our company today and our journey ahead: a unification of our international and American businesses and, moreover, the representation of our multi-category portfolio.

#CHOICE

At BAT we recognise that consumer and societal needs are changing. Expectations that evolve at an accelerated pace.

We are committed to delivering a broad range of consumer choice through our investment in new categories globally.

Central to that commitment is to shape a better tomorrow for our consumers, society, shareholders and employees.

A BETTER TOMORROW

BAT

A BETTER TOMORROW

#PROGRESS

At BAT we are working hard to create A Better Tomorrow.
We are clear about the challenges of transformation.

Our technology and innovation partnership with McLaren provides a global platform which enables the acceleration of our ambition.

Central to that ambition is shaping a better tomorrow for our consumers, society, shareholders and employees.

McLaren | A BETTER TOMORROW

TRANSFORMATION PARTNER

BAT

A BETTER TOMORROW

#DIVERSE

We believe in Diversity. At BAT we employ over 55,000 people and operate across more than 180 markets globally.

We understand and recognise that to be a truly global company we must have a truly global culture and values.

This diversity of people, thinking and ideas is key to delivering a better tomorrow for our consumers, society, shareholders and employees.

A BETTER TOMORROW

BAT
A BETTER TOMORROW

#SCIENCE

We believe in Science. At BAT we are leaders in the field of plant genomics and bioinformatics, and have research facilities in the UK and USA employing over 150 PHDs.

Our pioneering, published genome data enables the scientific community to advance map-based gene discoveries and accelerates our research into new product categories.

This scientific capability is critical to delivering a better tomorrow for our consumers, employees, shareholders and society.

A BETTER TOMORROW

BAT
A BETTER TOMORROW

Strategic Report	Governance	Financial Statements	Other Information

CONTENTS

STRATEGIC

REPORT

GOVERNANCE

FINANCIAL

STATEMENTS

Group Financial Statements

Independent auditor’s report	122

Group companies and undertakings	237

OTHER INFORMATION

Additional disclosures	254

Shareholder information	299

British American Tobacco p.l.c. (No. 3407696)

Annual Report 2019

This document constitutes the Annual Report and Accounts of British American Tobacco p.l.c. (the ‘Company’) and the British American Tobacco Group prepared in accordance with UK requirements and the Annual Report on Form 20-F prepared in accordance with the US Securities Exchange Act of 1934 (the ‘Exchange Act’) for the year ended 31 December 2019. Moreover, the information in this document may be updated or supplemented only for purposes of the Annual Report on Form 20-F at the time of filing with the SEC or later amended if necessary. Any such updates, supplements or amendments will also be denoted with a ‘»’ symbol. Insofar as this document constitutes the Annual Report and Accounts, it has been drawn up and is presented in accordance with, and reliance upon, applicable English company law and the liabilities of the Directors in connection with this report shall be subject to the limitations and restrictions provided by such law.

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and certain other information. Our Strategic Report, pages 2 to 62, includes our purpose and strategy, global market overview, business model, global performance, as well as our financial performance and principal group risks. The Strategic Report has been approved by the Board of Directors and signed on its behalf by Paul McCrory, Company Secretary. Our Governance Report on pages 63 to 114 contains detailed corporate governance information and our Committee reports. The Directors’ Report on pages 63 to 89 (the Governance pages) and 254 to 323 (the Additional disclosure and Shareholder information pages) has been approved by the Board of Directors and signed on its behalf by Paul McCrory, Company Secretary. Our Financial Statements and Notes are on pages 115 to 253. The Other Information section commences on page 254.

This document provides alternative performance measures (APMs) which are not defined or specified under the requirements of International Financial Reporting Standards (IFRS). We believe these APMs provide readers with important additional information on our business. We have included a Non-GAAP measures section on pages 258 to 268 which provides a comprehensive list of the APMs that we use, an explanation of how they are calculated, why we use them and a reconciliation to the most directly comparable IFRS measure where relevant.

British American Tobacco p.l.c. has shares listed on the London Stock Exchange (BATS) and the Johannesburg Stock Exchange (BTI), and, as American Depositary Shares, on the New York Stock Exchange (BTI).

The Annual Report is published on bat.com. A printed copy is mailed to shareholders on the UK main register who have elected to receive it. Otherwise, shareholders are notified that the Annual Report is available on the website and will, at the time of that notification, receive a short Performance Summary (which sets out an overview of the Group’s performance, headline facts and figures and key dates in the Company’s financial calendar) and Proxy Form.

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

Cautionary statement

This document contains forward-looking statements. For our full cautionary statement, please see page 298.

BAT Annual Report and Form 20-F 2019	01

Overview

CHAIRMAN’S

INTRODUCTION

A STRONG OPERATIONAL PERFORMANCE

Welcome to our combined Annual Report and Form 20-F for 2019. I’m pleased to report a strong operational performance with growth in revenue, as well as both value and volume share. Notwithstanding a number of one-off charges that led to a decline in reported profit from operations, performance was strong on an adjusted basis, growing on the back of our combustibles business and our continued progress in New Categories.

It has also been a busy year as we accelerate our ambition to transform our business. The Board and I are confident in the vision and focus of our new CEO, Jack Bowles, and his drive to satisfy evolving consumer preferences with new and innovative products.

Jack has already made great progress in his stated aim to simplify the Group and he and his management team have spent significant time looking at how we can accelerate the progress already made in our New Categories business. This has been instrumental in the Board’s endorsement of an evolution of our strategy and I am excited and energised about the possibilities for the future.

A sustainable and well-governed business

Our sustainability agenda is at the heart of our strategic plans to build a long-term sustainable business. We have made a clear commitment to providing consumers with a range of potentially less harmful products, which is central to our corporate purpose around which long-term growth is planned. I am proud to see that the continuing growth in our New Categories business reflects the significant success we have already made in this vital area.

However, we are also clear that long-term sustainability, as well as our ability to meet short-term financial and other targets, will be underpinned by successful delivery against other environmental, social and governance measures.

Last year, our newly-revised environmental targets gained the approval of the Science-Based Target initiative, and I’m very pleased to report that we are performing well against our goals. The Group’s direct carbon dioxide equivalent emissions are already 10% lower than its 2017 baseline, and we have also been honoured to have been named on the Carbon Disclosure Project’s prestigious ‘A List’ for climate change. This recognises our actions to cut emissions, mitigate climate risks and develop the low-carbon economy.

The Group’s commitment to improving social conditions, from respecting Human Rights in every country in which we operate to our own workforce diversity, remains central to the business. Human rights commitments, in particular involving issues such as child labour, sit at the heart of both our Standards of Business Conduct and Supplier Code of Conduct, and we have an array of due diligence procedures to monitor our entire supply chain. Our management comprises 141 different nationalities, while women made up 51% of senior recruits in 2019.

The Group’s governance practices promote transparent and responsible corporate behaviour. All our staff worldwide must comply with our Standards of Business Conduct, and we have continued to expand compliance training, which complements our internal ‘Speak Up’ channels.

Overall, the quality and success of our Sustainability Agenda continues to be recognised externally, and I am proud to report that we are once again the only company in the industry to have been included in the Dow Jones Sustainability Indices’ prestigious World Index in 2019. This is our 18th consecutive year of inclusion in the Index series, which reflects BAT’s long-standing commitment to delivering against ESG measures.

Dividends

The Board has declared a dividend of 210.4p per ordinary share, payable in four equal instalments of 52.6p per ordinary share, to shareholders registered on the UK main register or the South Africa branch register and to American Depository Shares (ADS) holders, each on the applicable record dates. The dividends receivable by ADS holders in US dollars will be calculated based on the exchange rate on the applicable payment dates. Further information on dividends can be found on page 47 of the Financial Review and page 300 in the Shareholder information section.

Board composition and outlook

I am very pleased to welcome Jerry Fowden to the Board this year. He brings with him a wealth of executive experience relating to operations, transformation and marketing, which will complement the expertise of the other two North American members of our Board, and we look forward to the insights he will provide as we grow our business.

Kieran Poynter will retire from the Board with effect from the conclusion of the Annual General Meeting on 30 April 2020. Mr Poynter has served as a Non-Executive Director since July 2010, as Senior Independent Director since October 2016, and is currently a member of the Audit and Nominations Committees.

As we enter 2020, I feel strongly that the business is in excellent shape. As I write this opening statement, the Group is closely monitoring the development of Covid 19 (Coronavirus). We believe that our business continuity plans will ensure the business is prepared to manage the challenges as and when they may develop. Notwithstanding Covid 19, with our new management team and strategy, I am confident that we are well placed to deliver sustainable growth for many years to come.

Richard Burrows

Chairman

02	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

CHIEF EXECUTIVE’S

REVIEW

Dear shareholders and stakeholders,

I write this reflecting on my first year as Chief Executive of BAT. It is a privilege to lead the Group, with its record of achievements both past and present.

Since taking the helm in early 2019, I have focused the business on three clear priorities: driving value from combustibles, ensuring a step change in New Categories performance and simplifying the business. Stronger, simpler, faster.

My new management team has fully embraced these priorities and is already delivering against them.

In my first Annual Report as Chief Executive, I want to take this opportunity to set out my vision for BAT’s future.

BAT Annual Report and Form 20-F 2019	03

Overview

CHIEF EXECUTIVE’S REVIEW

CONTINUED

I HAVE FOCUSED THE BUSINESS ON THREE CLEAR PRIORITIES:

–	DRIVING VALUE FROM COMBUSTIBLES

–	ENSURING A STEP CHANGE IN NEW CATEGORIES PERFORMANCE

–	AND SIMPLIFYING THE BUSINESS

STRONGER, SIMPLER, FASTER.

OUR PURPOSE IS TO BUILD A BETTER TOMORROW BY REDUCING THE HEALTH IMPACT OF OUR BUSINESS THROUGH OFFERING A GREATER CHOICE OF ENJOYABLE AND LESS RISKY PRODUCTS FOR OUR CONSUMERS.

WE ARE ON A JOURNEY TO BECOME A BUSINESS THAT DEFINES ITSELF NOT BY THE PRODUCTS IT SELLS BUT BY THE CONSUMER NEEDS IT MEETS.

Delivering today

In 2019, building on our foundations, we delivered strong operational results and cash generation, creating a solid base for delivering today and building a better tomorrow.

I am especially pleased to report 6% revenue growth (at current rates of exchange) of £1.4 billion to £25.9 billion. This growth was achieved while also increasing investment in the business, growing our New Categories business by 37%, and increasing our value and volume share by 30bps and 20bps respectively.

Of course, we live in an age of relentless change. Consumers’ desires and tastes evolve, while societal attitudes are changing. These changes are providing us with growth opportunities we could not previously have imagined.

A clear corporate purpose

Our purpose is to build a better tomorrow by reducing the health impact of our business through offering a greater choice of enjoyable and less risky products for our consumers.

We will evolve our growth model through the development of our portfolio in tobacco, nicotine and beyond, meeting our consumers’ evolving need for enjoyment and satisfaction.

By building on our strong foundations, we will build a better tomorrow for consumers, employees, shareholders and society.

Our ambition is to increasingly transition our revenues from cigarettes to non-combustible products over time. We aim to achieve at least £5 billion in New Categories revenues in 2023/2024.

To achieve that, we need to continue to drive value from our combustible business and accelerate the growth of our New Categories.

Supporting this is our new ‘ethos’, which I am delighted to launch in 2020. Our ethos is about being bold, fast, empowered, responsible and diverse. This annual report is a showcase of our new ethos in action.

Acting responsibly

As a leading multinational business we understand our global impact, the importance of high standards of integrity, and our evolving societal responsibilities. As a result, we are moving from a business where sustainability has always been important, to one where it is front and centre in all that we do.

For our consumers, we want to offer a range of enjoyable and responsibly-marketed products in tobacco, nicotine and beyond.

For society, we aim to reduce the health and environmental impacts of our business.

For our suppliers and customers, we want to raise standards for everyone across our value chain.

For our employees, we want to create a dynamic, inspiring and purposeful place for them to work.

And for our shareholders, we want to deliver superior and sustainable returns.

Meeting consumer needs

Today, we see new opportunities to capture consumer moments which have, over time, become limited by societal and regulatory shifts, and to satisfy evolving consumer needs and preferences.

Consequently, we have evolved our strategy to put a sharper focus on delivering a step change in New Categories performance, fuelled by investment from the continued delivery of our combustible business.

Our evolved strategy is about anticipating and satisfying the ever-evolving consumer: providing pleasure, reducing risk, offering and increasing choice, and stimulating the senses of adult consumers worldwide.

BAT will satisfy consumer needs through a focused portfolio of products that offer sensorial enjoyment for a variety of moods and moments. We will build fewer but stronger global brands.

This strategy is underpinned by a unique view of the consumer across four categories, which is increasingly driven by powerful consumer data and analytics and we are accelerating our investment further.

Our business will be further enabled by simplifying our management structure, truly embracing digital transformation, rigorously managing our cost base, and enhancing our internal culture.

04	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

WE BELIEVE IN A MULTI-CATEGORY STRATEGY TO BETTER MEET CONSUMER NEEDS AND LEVERAGE OUR SCALE.

WE WILL FOCUS OUR PORTFOLIO DEVELOPMENT ON CONSUMER OFFERS THAT WILL CAPITALISE ON OUR CORE BUSINESS CAPABILITIES.

OUR FUTURE IS ABOUT BEING BOLD, FAST, EMPOWERED, RESPONSIBLE AND DIVERSE.

WE HAVE A STRATEGY FOR GROWTH AND SUSTAINABILITY.

Parameters of our developing portfolio

We will focus our developing portfolio on consumer offers that will capitalise on our core business capabilities.

Specifically, we consider there to be four key parameters that create the boundaries of our portfolio development.

First, we will leverage our unique global marketing reach and scale.

Second, we will build on our existing delivery platforms in vapour and modern oral where we have hard-earned technological expertise.

Third, given our well-developed regulatory and scientific expertise, we will operate in product categories that require those capabilities.

Finally, any portfolio investment will be judged by stringent strategic and financial metrics.

As we explore these portfolio development opportunities, our new corporate ventures team will accelerate the creation, development and commercialisation of new-to-world innovation on a test-and-learn basis.

Strong foundations

As the world’s largest international tobacco company by revenue, we are exceptionally well-placed for future growth. Our deep understanding of consumers, significant geographic spread, supply chain proficiency and experience engaging with diverse stakeholders are essential capabilities.

Few consumer goods companies can claim over 150 million consumer interactions every day; distribution in 11 million points of sale across a well-balanced, developed and emerging market footprint; and approaching 11 million consumers of non-combustible tobacco and nicotine products.

This year we have grown the New Categories revenue to £1.3 billion – a growth rate of 37% in 2019 (both at current rates of exchange) and more than double our revenues from two years ago. This provides us with a vital platform for the future.

Maximising efficiencies

I have been clear that we need to simplify the business and I have been dedicated to that end in my first year as Chief Executive.

During 2019, we launched both a fundamental re-evaluation of how we are organised and a redesign of management layers that eliminated duplication and entrenched accountability. We called this Project Quantum and it is the first, not the last, step, as we will constantly need to refine our business as the Group evolves.

Project Quantum created new capabilities in the organisation, and will help us release valuable funds for further reinvestment in our growth ambition.

Empowered and diverse

Our 53,000 plus people remain our most important asset. As we recast our structure, we are clarifying accountability and empowering real ownership to our teams.

As our business evolves, so too does our employee value proposition. Today, we are attracting a different and wider range of people and skillsets than we did before, injecting exciting new capability into the business. This is exemplified by our over 300 new specialist hires in 2019, who are bringing with them new capabilities in digital, product development and design.

For both our long-time BAT employees and those who have more recently joined, we are inspiring an ethos that is responsive to constant change and embodies a learning culture dedicated to continuous improvement.

Sustainable future

I am honoured to be at the helm of an exceptional business with such a successful history. My responsibility is to ensure that it is faster, bolder and stronger in the years to come.

We now have a business with a new corporate identity that reflects our company today and our journey ahead. We are becoming a business that defines itself not by the products it sells but by the consumer needs it meets.

Our total commitment to a multi-category business powered by investment from our combustibles category will drive sustainable growth and underpin continued delivery of high single-digit earnings growth on an adjusted constant currency basis.

I am confident that we have a strategy for growth and sustainability which will deliver a better tomorrow.

Yours

Jack Bowles

Chief Executive

OUR TOTAL COMMITMENT TO A MULTICATEGORY BUSINESS POWERED BY INVESTMENT FROM OUR COMBUSTIBLES CATEGORY WILL DRIVE SUSTAINABLE GROWTH AND UNDERPIN CONTINUED DELIVERY OF HIGH SINGLE-DIGIT EARNINGS GROWTH.

BAT Annual Report and Form 20-F 2019	05

Overview

THE FOUNDATIONS OF

OUR EVOLVED STRATEGY

We are committed to providing a better tomorrow for all our stakeholders. Our ambition is to deliver long-term sustainable growth with a range of innovative and less harmful products

that stimulate the senses of new adult generations.

06	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

BAT Annual Report and Form 20-F 2019	07

Overview

A STRATEGY FOR

ACCELERATED GROWTH

While combustible tobacco will be at the core of our business for some time to come, we aim to generate an increasingly greater proportion of our revenues from products other than cigarettes, thereby reducing the health impact of our business.

This will deliver a better tomorrow for our consumers who will have a range of enjoyable and potentially less risky choices for every mood and moment; for society through reducing the overall health and environmental impacts of our business;

for our employees by creating a dynamic and purposeful place to work; and for our shareholders by delivering sustainable superior returns.

OUR MISSION

Stimulating the senses

of new adult generations

Today, we see opportunities to capture consumer moments which have, over time, become limited by societal and regulatory shifts, and to satisfy evolving consumer needs and preferences.

Our mission is to anticipate and satisfy this ever-evolving consumer: provide pleasure, reduce risk, increase choice and stimulate the senses of adult consumers worldwide.

MUST WINS

High Growth Segments

Driven by our unique and data-driven consumer insight platform (PRISM), we will focus on product categories and consumer segments across our global business that have the best potential for long-term sustainable growth.

Priority Markets

By relying on a rigorous market prioritisation system (MAPS), we will focus the strengths of our unparalleled retail and marketing reach, as well as our regulatory and scientific expertise, on those markets and marketplaces with the greatest opportunities for growth.

HOW WE WIN

Inspirational foresights

As one of the most long-standing and established consumer goods businesses in the world, we have a unique view of the consumer across four product categories, which is increasingly driven by powerful data and analytics. These insights ensure that the development and responsible marketing of our products is fit to satisfy consumer needs.

Remarkable innovation

As consumer preferences and technology evolve rapidly, we rely on our growing global network of digital hubs, innovation super centres, world-class R&D laboratories, external partnerships and an upcoming corporate venturing initiative to stay ahead of the curve.

08	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

OUR STRATEGY PUTS THE CONSUMER FIRST, FOCUSING ON UNDERSTANDING ADULT CONSUMER CHOICE AND ENJOYMENT. WE WILL CAPTURE LOST CONSUMER MOMENTS WITH A PORTFOLIO IN TOBACCO, NICOTINE AND BEYOND. THIS WILL ENABLE SUSTAINABLE, LONG-TERM GROWTH WITH A CLEAR FOCUS ON FORESIGHTS, INNOVATION, BRANDS, ACTIVATION, TEAMS AND TECHNOLOGY. WE WILL BECOME A BUSINESS THAT DEFINES ITSELF NOT BY THE PRODUCTS IT SELLS BUT BY THE CONSUMER NEEDS IT MEETS.

Kingsley Wheaton Chief Marketing Officer

Powerful brands

For over a century, we have built trusted and powerful brands that satisfy our consumers and serve as a promise for quality and enjoyment. We will focus on fewer, stronger and global brands across all our product categories, delivered through our deep understanding and segmenting of our consumers.

Connected

Few companies can claim over 150 million daily consumers, over 11 million retail points of sale, as well as a network of expert and skilled employees around the world. Staying connected to all of them, especially through digital means (including e-commerce), ensures better consumer connections, access to markets and innovations that offer sensorial enjoyment and satisfy consumer needs.

People and partnerships

Our highly-motivated people are being empowered through a new ethos that is responsive to constant change, embodies a learning culture and is dedicated to continuous improvement. But we cannot succeed on our own, and our partnerships with farmers, suppliers and customers are also key for ensuring sustainable future growth.

US focus

The United States comprises nearly half of our global business. It is also the single largest economy in the world, the largest single centre for technology and the key driver of global consumer trends, and is where we have the deep consumer understanding and financial strength to support the delivery of our mission to stimulate consumer senses around the rest of the world.

OUR PURPOSE

By stimulating the senses of new adult generations, our purpose is to create A Better Tomorrow for all our stakeholders.

We will create A Better Tomorrow for:

Consumers

By responsibly offering enjoyable and stimulating choices for every mood and every moment, today and tomorrow;

Society

By reducing the health impact of our business by offering a range of alternative products, as well as by reducing our environmental and social impacts;

Employees

By creating a dynamic, inspiring and purposeful place to work; and

Shareholders

By delivering sustainable and superior returns.

BAT Annual Report and Form 20-F 2019	09

Overview

PUTTING SUSTAINABILITY

FRONT AND CENTRE

As we evolve our Group strategy, we are also evolving our Sustainability Agenda. We are moving ourselves from a business where sustainability has always been important, to one where it is front and centre in all that we do.

New Sustainability Targets

We are committed to making a step-change in our sustainability ambition. As a result, we have announced a number of stretching targets that we are confident will deliver A Better Tomorrow for all our stakeholders.

These include:

– increasing our number of non-combustible product consumers from 11 million to 50 million by 2030;

– achieving carbon neutrality by 2030*; and

– bringing forward our existing 2030 environmental targets to 2025.

*  Based on Scope 1 and 2 carbon dioxide equivalent (CO2e) emissions.

Our commitment to reduce the health impacts of our cigarette business – by providing a range of potentially less risky products – is central to our corporate purpose. This is underpinned by excellence in all other environmental, social and governance (ESG) measures.

Each year we engage with a wide range of stakeholders to understand the issues that are most important to them. 2019 was a significant year, with many stakeholders re-emphasising the importance of addressing the health impacts of our cigarette business and with governments and cities around the world declaring a climate emergency.

Consequently, we refreshed our Sustainability Agenda (as an integral part of our evolved Group Strategy) to reflect the prominence of tobacco harm reduction and also to place a greater emphasis on the importance of addressing climate change and environmental management. At the same time, we remain committed to delivering a positive social impact and ensuring robust corporate governance across the Group.

OUR SUSTAINABILITY AGENDA

10	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

ETHOS

Our purpose is to build a better tomorrow by reducing

the health impact of our business through offering a greater choice of enjoyable and less-risky products for our consumers.

A KEY DRIVER TO DELIVER THIS WILL BE OUR ETHOS – AN EVOLUTION OF OUR GUIDING PRINCIPLES – WHICH GUIDES OUR CULTURE AND BEHAVIOURS ACROSS THE ENTIRE GROUP. IT HAS BEEN DEVELOPED WITH SIGNIFICANT INPUT FROM OUR EMPLOYEES, AND ENSURES AN ORGANISATION THAT IS FUTURE FIT FOR SUSTAINABLE GROWTH.

Hae In Kim Director, Talent and Culture

BAT Annual Report and Form 20-F 2019	11

Overview

OUR

PEOPLE

As our business evolves, so too does our employee value proposition. Today, as we have expanded our portfolio across a number of new categories, we are attracting a different and wider range of people and skillsets than we did before, injecting exciting new capabilities into the business.

THERE ARE 141 NATIONALITIES REPRESENTED AT MANAGEMENT LEVEL WITHIN OUR GROUP

OUR GLOBAL EMPLOYEE SURVEY RESULTS DEMONSTRATE THAT WE OUTPERFORM OUR FMCG COMPARATOR GROUP

12	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

LAST YEAR WE
RECEIVED OVER 60,000
APPLICATIONS TO OUR
GLOBAL GRADUATE
PROGRAMME

WE WERE AWARDED
‘BEST PLACE TO WORK
FOR LGBTQ EQUALITY’
BY THE HUMAN RIGHTS
CAMPAIGN FOUNDATION
IN THE US, AND HAD
SEVEN FINALISTS IN
THE GLOBAL WOMEN
IN I.T. AWARDS

DIVERSITY MATTERS TO THE GROUP BECAUSE IT MAKES GOOD COMMERCIAL SENSE

BAT Annual Report and Form 20-F 2019	13

Overview

BUILDING WORLD-CLASS

CAPABILITIES FOR INNOVATION

To achieve a step-change in New Categories, we are building new capabilities around the world focused on science, innovation, and digital information.

Consumer preferences and technology are evolving rapidly, and we are staying ahead of the curve with our digital hubs, the creation of innovation super centres, and further development of our world-class R&D laboratories. We are also leveraging the expertise of our external partners, and are looking forward to exciting results from our upcoming venturing initiative.

14	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

> WE ARE EMBEDDING DIGITAL CAPABILITIES ACROSS BAT. THROUGH DATA AND E-LEARNING, THIS IS DELIVERING MORE EFFICIENT WAYS OF WORKING, AGILE SUPPLY CHAINS AND ENHANCED CONSUMER CONNECTIONS

Marina Bellini
Director, Digital and Information

London
Upcoming digital hub
Tel Aviv
Upcoming innovation hub
Southampton
Global R&D Centre
Shenzhen
Innovation hub

Four
New and upcoming tech hubs

50+
toxicologists

1,500+
R&D specialists

600+
scientists and engineers

300+
new specialist hires in 2019

330
Global Graduate hires in 2019

200+
external partners

150+
PhDs

BAT Annual Report and Form 20-F 2019	15

Overview

A BETTER TOMORROW
Estrella Galicia
A BETTER TOMORROW

16

Strategic Report	Governance	Financial Statements	Other Information

FINANCE DIRECTOR’S

OVERVIEW

CASH GENERATION FUELS DIVIDENDS, DELEVERAGING AND INVESTMENT

Our financial ambitions as fundamentals improve

As we build A Better Tomorrow, we will be focused on three key priorities: releasing funds to support our growth agenda, maximising our marketing spend effectiveness and generating cash to continue to deleverage the balance sheet.

Our combustible portfolio and operational efficiencies will fuel our financial performance by providing the fire-power to invest in New Categories, both inorganically, mainly through our new corporate venturing initiative, and organically, in products that meet our consumers’ changing needs.

We remain committed to consistent and sustainable long-term 3-5% revenue growth which will deliver high single figure earnings growth, on a constant currency basis, whilst targeting a minimum of 95% cash conversion and a dividend pay-out ratio of 65% of adjusted diluted EPS over the medium to long-term.

Pricing and New Categories drive revenue growth

Revenue grew by 5.7% in 2019 to £25,877 million driven by pricing across the cigarettes portfolio (with price/mix of 9%) and an increase in revenue from Traditional Oral (up 15%, with 2018 up 127%) and New Categories (up 37%, 2018 up 138%), which more than offset a 4.7% reduction in cigarette volume. In 2018, revenue grew 25.2% at £24,492 million largely due to the full year effect of the RAI acquisition. Adjusting for the impact of acquisitions, excise on bought-in goods and the impact of currency, constant currency adjusted revenue grew 5.6% in 2019 (2018: up 3.5% on a representative constant rate basis).

Increased focus on operational efficiency

Profit from operations was down 3.2% (2018: up 45.2%), as the improvement in revenue and operational efficiencies were more than offset by the charges related to Canada, Russia, other smoking and health litigation (including Engle in the US) and Indonesia (as discussed on page 154), the impact of the restructuring programmes (including Quantum), the ongoing investment in New Categories and the impact of amortisation of acquired brands. 2018 was positively skewed by the inclusion of 12 months of results from RAI. Our operating margin declined in 2019 by 320 bps to 34.8% on a reported basis.

Adjusted profit from operations grew by 6.6% on a constant currency basis (2018: up 4.0% on a representative, constant rate basis). On an adjusted basis, operating margin increased by 50 bps to 43.1% (2018: 42.6%).

Focus on dividends

Dividends per share for 2019 will be 210.4p, an increase of 3.6% (2018: 203.0p, up 4.0%), in line with our commitment of a 65% payout ratio on adjusted diluted earnings per share (2018: 68.4%).

Net finance costs increased 16% to £1,602 million partly due to a foreign exchange headwind and interest on leases recognised under IFRS16 (Leases). 2018 was up 26.2% to £1,381 million due to higher borrowings following the acquisition of RAI. Our banking facilities require a gross interest cover of at least 4.5 times. In 2019, our gross interest cover was 7.1 times (2018: 7.2 times).

On a reported basis, basic EPS was 5.4% lower than 2018 at 249.7p largely due to the the reduction in profit from operations. EPS in 2018 declined 86% as 2017 was materially affected by a deemed gain (£23.3 billion) arising on the acquisition of RAI. Excluding the adjusting items and the effect of foreign exchange on the Group’s results, adjusted diluted earnings per share, at constant rates, increased by 8.4% to 321.6p, with 2018 ahead of 2017 by 11.8%.

Cash delivery leads to deleveraging and investment

In 2019, net cash generated from operating activities fell 12.6% to £8,996 million (2018: up 93% to £10,295 million), with 2018 positively impacted by the timing of payments related to the Master Settlement Agreement (MSA) in the US.

Based upon net cash generated from operating activities, the Group’s cash conversion ratio reduced from 111% in 2018 to 100% in 2019.

Adjusted net debt to adjusted EBITDA, as defined on page 267 provides a measure to assess the Group’s ability to meet its borrowing obligations. The Group continues to focus on a balanced approach of deleveraging, while investing for the future and providing a return via dividends to shareholders. This measure will be a key performance indicator in 2020, demonstrating our commitment to the deleveraging agenda. In 2019, the adjusted net debt to adjusted EBITDA ratio improved from 4.0 times to 3.5 times.

The Group continues to deliver against the financial objectives, which allows for growth in dividends while deleveraging and investing in A Better Tomorrow.

Tadeu Marroco

Finance Director

The term ‘representative’ is used to compare the 2018 results against an equivalent 2017 if that year included results from RAI for the whole of that period, including certain additional adjusting items related to the acquired companies.

BAT Annual Report and Form 20-F 2019	17

Overview

OUR YEAR

IN NUMBERS

Notes: To supplement our results of operations presented in accordance with IFRS, the information presented also includes several non-GAAP measures used by management to monitor the Group’s performance. See the section non-GAAP measures beginning on page 258 for information on these non-GAAP measures, including their definitions and reconciliations from the most directly comparable IFRS measure, where applicable. Certain of our measures are presented based on constant rates of exchange, on an adjusted basis, and on a representative basis and on an organic basis.

The information presented also includes several non-financial key performance indicators (“KPIs”) used by management to monitor the Group’s performance. The Group’s Management Board believes that these KPIs provide information that enables investors to better understand the Group’s performance across periods. See the section “Non-Financial KPIs” on page 257 for more information on these non-financial KPIs.

1. Where measures are presented ‘at constant rates’, the measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year results of the Group and, where applicable, its segments. See page 51 for the major foreign exchange rates used for Group reporting.

2. Where measures are presented as ‘adjusted’, they are presented before the impact of adjusting items. Adjusting items represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence.

18	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Change in adjusted[2] revenue from the Strategic Portfolio at constant rates[1] (%)

KPI Non-GAAP

+7.3%

2019 +7%
2018 +56%
2018 (rep[4]) +8%

This measure was introduced in 2018, with no comparators provided.

Change in adjusted[2] revenue from New Categories at constant rates[1] (%)

KPI Non-GAAP

+32.4%

2019 +32%
2018 +143%
2018 (rep[4]) +97%

IFRS-GAAP Denotes IFRS-GAAP financial measure

KPI Denotes key performance indicator (KPI) measure

Non-GAAP Denotes non-GAAP financial measure, see Non-GAAP measures on pages 258 to 268

Operating margin

(%)

34.8%

2019 34.8%
2018 38.0%
2017 32.8%

Definition: Profit from operations as a percentage of revenue.

Adjusted[2] operating margin

Non-GAAP

(%)

43.1%

2019 43.1%
2018 42.6%
2017 41.1%

Cash conversion

(%)

100%

2019 100%
2018 111%
2017 83%

Definition: Net cash generated from operating activities as a percentage of profit from operations.

Change in adjusted[2] diluted EPS at constant rates[1] (%)

KPI Non-GAAP

+8.4%

2019 +8%
2018 +12%
2017 +9%

Total dividends per share

(p)

210.4p

+3.6%

2019 210.4p +4%
2018 203.0p +4%
2017 195.2p +15%

Definition: Dividends per share in respect of the financial year.

Target: To increase dividend in sterling terms, based upon the Group's policy to pay dividends of 65% of long-term sustainable earnings.

3. Where measures are presented as ‘organic’ or ‘org’, they are presented before the impact of the contribution of brands and businesses acquired during the comparator period, including Reynolds American, Bulgartabac, Winnington and Fabrika Duhana Sarajevo in 2017. There were no material acquisitions or disposals in 2018 or 2019.

4. Where measures are presented as ‘representative’, ‘rep’ or ‘on a representative basis’, they are presented inclusive of the acquired businesses in the 2017 comparator period as though those businesses had been included in the consolidated results for the whole of that comparator period and including certain additional adjusting items related to the acquired companies.

BAT Annual Report and Form 20-F 2019	19

Strategic Management

GLOBAL INDUSTRY

OVERVIEW*

While the total tobacco and nicotine market comprises a growing user pool of over one billion individual adult consumers, global trends are shifting and our industry is experiencing a period of ongoing change.

Generational differences, as well as shifting attitudes towards health and wellness, are expected to increase the growth of new categories of products including and beyond tobacco and nicotine, which are able to provide stimulation and pleasure for consumers in ways previously associated with cigarettes. This is expected to play a role in off-setting the predicted steady decline in cigarette consumption.

Global combustible market

While combustible cigarettes remain the largest global tobacco category, their volumes have seen a gradual fall over many years driven by increased regulation and changing societal attitudes. Total tobacco consumption, including illicit, declined 2% from 2018 to 2019; this decline rate is forecasted to remain between 2%-3% over the next three years, while the retail value of tobacco sales is expected to increase by between 2%-4% each year, driven principally by pricing.

The most recent estimates for the legal global tobacco market (2018) indicate that sales are worth approximately US$814 billion. More than US$700 billion of this comes from the sale of conventional cigarettes, with over 5,300 billion cigarettes consumed per year by over 19% of the world’s population.

A contributing factor to the decline of legal tobacco volumes is the continued rise in the consumption of illicit products. Cigarettes are a reliable source of tax revenue for governments worldwide, and price differentials between markets, regulatory changes and broader macroeconomic pressures have driven the establishment of a significant and growing illicit cigarette trade, now estimated to account for 11.2% of the global tobacco market.

It is generally accepted that there is a direct correlation between steep and ad hoc increases in taxes and an increase in illicit sales, with the current sanctions in many countries doing little to deter criminals for whom profits from the illegal sale of tobacco remain an appealing prospect. For example, following successive excise increases, the Australasia region has seen legal volumes decline substantially. However, in markets such as South Africa, where effective action has reduced the prevalence of illegal tobacco, legal volumes have been restored.

See pages 58 to 62 to read more about our Principal Group risks

For further discussion regarding the regulation of our business, please see pages 287 to 290

*	All data sources on this page are from Euromonitor International unless otherwise stated.

Global combustible regulation

Tobacco is one of the world’s most regulated and most taxed industries, contributing in excess of $200 billion to government treasuries each year. Manufacturers are required to comply with a swath of regulations that vary considerably across markets.

Legislation and subsequent regulation has been focused mainly on the introduction of plain packaging, product-specific regulation, graphic health warnings on packs, tougher restrictions on smoking in enclosed public places and bans on shops displaying tobacco products at the point of sale.

In more recent years, governments have begun considering and adopting regulations aimed at menthol flavourings, as well as environmental concerns resulting from the litter associated with cigarette consumption.

THE RETAIL VALUE OF TOBACCO SALES IS EXPECTED TO INCREASE BY BETWEEN 2% AND 4% EACH YEAR

Global New Categories market

The last five years have seen the global tobacco and nicotine market diversify beyond traditional combustible tobacco with the growth of vapour and tobacco heating products (THPs), and modern oral tobacco.

The success of these new categories is the result of their ability to offer consumer satisfaction in circumstances where the consumption of combustible tobacco is no longer permitted or socially acceptable, as well as to offer potentially reduced risk compared to traditional cigarettes. With new adult generations increasingly focused on health and lifestyle considerations, technological innovation, and personalised consumer experiences, it is expected that the growth of new categories will continue to accelerate as they can better meet consumer preferences and demands.

New category nicotine products have grown quickly across the world, with an estimated 54 million vapour consumers and 15 million THP consumers.

The latest global figures (2018) suggest that global vapour sales are worth $15.7 billion, while global THP revenues stand at $11.9 billion.

While traditional oral products show steady incremental growth, new modern oral products (which comprise tobacco-free nicotine pouches) are showing accelerated volume expansion in both Europe and the US.

There has also been growth in the market for wellbeing and ‘new active’ products. This growth is expected to continue as consumer tastes fragment and evolve.

Within this space, cannabidiol (CBD) oil is expected to gain wider use, as already evidenced by its recent growth in market size.

20	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

New Categories regulation

The THP and vapour markets are relatively nascent. Regulation is in its early stages in many countries and, while many governments are considering regulation specific to this category, it has often not been enacted. Globally, there is a mix of attitudes between regulators who aim to encourage THPs and vapour as products that are potentially lower risk for smokers and those who view them with greater scepticism – including some countries where they are banned.

Although many jurisdictions have yet to implement clear regulations concerning new category products, an increasing number of governments are passing laws that allow and encourage the growth of these categories, while also balancing concerns regarding increased youth usage.

The UK is an example of what can happen with the support of regulators and public health bodies. Driven by influential reports from Public Health England and the Royal College of Physicians on the reduced risk potential of vapour products, the UK Government has implemented a balanced regulatory regime that discourages youth uptake while also encouraging adult smokers to migrate to potentially less harmful products.

IT IS EXPECTED THAT THE GROWTH OF NEW CATEGORIES WILL CONTINUE TO ACCELERATE AS THEY CAN BETTER MEET CONSUMER PREFERENCES AND DEMANDS

Litigation

Legal and regulatory court proceedings continue in a number of forms against the tobacco industry, and more recently the vaping industry, with the most common being third-party reimbursement cases, class actions and individual lawsuits.

Special factors that led to product liability litigation in the US and Canada are not typically replicated in other countries, which is why large volume and high-value litigation has not generally spread to other parts of the globe. The industry has a proven track record of defending its rights and managing risks such as these.

THE LAST FIVE YEARS HAVE SEEN THE GLOBAL TOBACCO AND NICOTINE MARKET DIVERSIFY BEYOND TRADITIONAL COMBUSTIBLE TOBACCO WITH THE GROWTH OF VAPOUR AND TOBACCO HEATING PRODUCTS, AS WELL AS MODERN ORAL TOBACCO

THE TOBACCO INDUSTRY CONTRIBUTES IN EXCESS OF US$200 BILLION IN TAXES TO GOVERNMENT TREASURIES EACH YEAR

BAT Annual Report and Form 20-F 2019	21

Strategic Management

OUR BUSINESS MODEL

Our global business understands our diverse consumers, develops products to satisfy their preferences, and ultimately distributes them across over 200 markets. Five key enablers support us in turning powerful insights into products that provide enjoyment to our consumers, while engagement helps our key stakeholders benefit from our sustainable growth.

22	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

CONSUMER

Consumers sit in the centre of our business model. BAT strives to first identify consumer needs and desires, and ultimately provide satisfaction through the development and delivery of innovative products. With societal attitudes and regulatory restrictions narrowing the opportunities for tobacco-related consumer moments, we are committed to providing alternative products that consumers can enjoy in a variety of moods and moments.

INSIGHT

Our global community of consumers is diverse and has differing needs. We have a deep understanding of our 150 million daily consumers and anticipate trends with powerful data and analytics. We reject a 'one size fits all' approach, and satisfy their evolving preferences with a broad portfolio that takes into account geographic and market differences, while leveraging our own strengths.

INNOVATE

From combustibles to New Categories, exciting new products are the key to success. We make significant investments in research and development to deliver innovations that satisfy consumer tastes and generate growth for the business. Our new corporate ventures team will set a new benchmark for innovation by allowing us to assess, test and invest in new ideas, concepts and portfolio offers.

BRAND

Our global brands communicate quality and value, and establish trust in our products. They are essential to our credibility around the world, and their scale provides far-reaching awareness of our products, while our diverse portfolio allows us to meet the needs of different consumer segments. We have a proven track record of building and managing some of the most iconic brands in history, and will continue to leverage this expertise to grow our business across all categories.

MAKE

We manufacture high-quality cigarettes, THP consumables and oral tobacco products in facilities all over the world, and ensure that these products and the tobacco leaf we purchase are in the right place at the right time. Our vapour and tobacco heating product devices and liquids are manufactured in a mix of our own and third-party factories, and we work to ensure that our costs are globally competitive and that we use our resources as effectively as possible.

MOVE

We distribute our products around the globe effectively and efficiently using a variety of different distribution models suited to local circumstances and conditions. Around half of our global cigarette volume is sold by retailers, supplied through our direct distribution capability or exclusive distributors. We continuously review our route to market for both combustibles and New Categories, including our relationships with wholesalers, distributors and logistics providers.

SELL

We offer adult consumers a range of products including cigarettes, vapour, tobacco heating products, and oral products in markets around the world. Our range of high-quality products covers all segments, from value-for-money to premium, while also offering choices based on levels of potentially reduced risk. We are governed by our International Marketing Principles, which ensure that all of our products are marketed responsibly.

Key performance indicators

- Group volume share of Key Markets
- Change in adjusted revenue at constant rates (%)
- Change in adjusted revenue from the Strategic Portfolio at constant rates (%)
- Change in adjusted revenue from New Categories at constant rates (%)
- Change in adjusted profit from operations at constant rates (%)
- Change in adjusted diluted EPS (%)
- Change in adjusted diluted EPS at constant rates
- Total shareholder return of the FMCG group

For more key detail on our key performance indicators, see pages 18-19

DELIVERING MEASURABLE LONG-TERM SUSTAINABLE GROWTH

Non-financial information statement

Non-financial information reporting required under the UK Companies Act is included in the Strategic Report as referenced below:

Our business model is set out on these pages.

Pages 58 to 62 for Principal Group Risks

Our reporting in the following areas includes information about the policies and principles that govern our approach, due diligence processes, outcomes and non-financial performance indicators.

Environmental matters pages 28 to 30

Social matters pages 28 to 31

Employees pages 40 to 42

Respect for human rights pages 30 to 31

Anti-bribery and anti-corruption matters pages 31 to 32

BAT Annual Report and Form 20-F 2019	23

Strategic Management

OUR GLOBAL

BUSINESS

BAT is a leading, multi-category consumer goods business dedicated to stimulating the senses of adult consumers worldwide.

Our Strategic Portfolio comprises our key brands in both the combustible and new categories. This drives focus and investment on the brands and categories that will underpin the Group’s future growth.

We also have a portfolio of international and local brands which, while not the focus of our investment, contribute valuable returns across several key markets.*

*	These combustible brands include Vogue, Viceroy, 555, Benson and Hedges, Peter Stuyvesant, Double Happiness, Kool, and Craven A, while oral brands include Granit, Mocca, and Kodiak.

24	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Our portfolio reflects our commitment to meeting the evolving and varied needs of today’s consumer who seeks sensorial

enjoyment for different moods and moments.

BAT’s marketplace analysis delivers insights regarding

consumer trends and segmentation, which ultimately

facilitates our geographic brand prioritisation across over

180 markets. Our business is divided into four regions, and

covers over 150 million consumers and 11 million retail

points of sale, with a balanced presence in both high-growth emerging markets and highly profitable developed markets.

United States of America	Americas and Sub-Saharan Africa	Europe and North Africa	Asia-Pacific and Middle East

for more key detail on our Regional performance, see pages 52 to 57

Map is representative of general geographic regions and

does not suggest that the Group operates in each country

of every region.

BAT Annual Report and Form 20-F 2019	25

Strategic Management

ENGAGING WITH

OUR STAKEHOLDERS

CIVIC PARTICIPATION IS A FUNDAMENTAL ASPECT OF
RESPONSIBLE BUSINESS AND POLICY MAKING, AND BRITISH
AMERICAN TOBACCO EMPLOYEES WILL PARTICIPATE IN THE
POLICY PROCESS IN A TRANSPARENT AND OPEN MANNER,
IN COMPLIANCE WITH ALL LAWS AND REGULATIONS
OF THE MARKETS IN WHICH IT OPERATES
Jerry Abelman Director, Legal & External Affairs and General Counsel

*	These engagement examples took place in 2019 and the strategic impact of engagement is measured against the strategic pillars in place for 2019.
Reporting for FY2020 will measure against our evolved strategy discussed on pages 8 to 9.

26	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

OUR 2019 ‘YOUR VOICE’ GLOBAL EMPLOYEE
OPINION SURVEY RESULTS SHOW WE CONTINUE
TO OUTPERFORM OUR GLOBAL FMCG COMPARATOR
GROUPS IN ALL CATEGORIES, INCLUDING
THE SUSTAINABLE ENGAGEMENT AND HIGH
PERFORMANCE INDICES

BAT Annual Report and Form 20-F 2019	27

Strategic Management

DELIVERING

OUR STRATEGY*

SUSTAINABILITY

Our Sustainability Agenda is at the heart of our strategic plans to build a long-term sustainable business.

Within it, our clear commitment to providing our consumers with a range of potentially less risky products addresses the principal health impacts of our business.

We also know that our long-term sustainability will be driven by ensuring best-in-class delivery against all our other environmental, social and governance (ESG) measures.

In 2019, we refreshed our Sustainability Agenda to reflect the prominence of the health risks of smoking as our principal focus and to place greater emphasis on the importance of addressing climate change and environmental management.

Our priority areas are:

A commitment to reducing the health impact of our business

Excellence in environmental management

Delivering a positive societal impact

Robust corporate governance
Highlights during the year
– growth of our New Categories revenues by 37% to £1.3 billion.
– a 9.5% reduction of our direct Scope 1 and 2 carbon dioxide equivalent (CO2 e) emissions from our 2017 baseline.
– revised Group Standards of Business Conduct to strengthen controls around human rights and incorporate a new Lobbying and Engagement Policy.
– new independent research published into the impacts of tobacco growing and the role it plays in rural livelihoods.
Read more about our sustainability performance in each area at www.bat.com/sustainabilityreport

Emissions**	2019	2018	2017

Scope 1 CO2 e emissions (‘000 tonnes)	396	415	427

Scope 2 CO2 e emissions (‘000 tonnes)	386	426	438

Scope 3*** CO2 e emissions (‘000 tonnes)	n/a	7,547	8,254

Total statutory emissions (Scope 1 and 2 in ‘000 tonnes)	782	841	864

Intensity (tonnes per £ million of revenue)	30.4	32.6	34.7

All data is calculated on the basis of the Greenhouse Gas (GHG) Protocol Corporate Standard.

**

Scope 1 reporting includes: energy consumed at our factories and offices (coal, natural gas, wood, diesel and LPG), emissions from our dry ice expanded tobacco plants, and fuel consumed by our fleet vehicles.

Scope 2 reporting includes: electricity purchased and consumed at our factories and offices, purchased steam and hot water.
Scope 3 reporting includes: all 15 categories of the GHG Protocol.

***	Consolidation and verification of our 2019 Scope 3 data is ongoing to fully align with the GHG Protocol. 2019 data will be reported in the 2020 Annual Report and Form 20-F.

*

This year’s Annual Report and Accounts measures all backward-looking reporting against the strategy, which includes the four strategic pillars and KPIs, that was in place until March 2020. Next year’s Annual Report and Accounts will measure our delivery against our evolved strategy, which is detailed on pages 8 to 9.

New Sustainability Targets

We are committed to making a step-change in our sustainability ambition. As a result, we have announced a number of stretching targets that we are confident will deliver A Better Tomorrow for all our stakeholders.

These include:

–  increasing our number of non-combustible product consumers from 11 million to 50 million by 2030;

–  achieving carbon neutrality by 2030*; and

–  bringing forward our existing 2030 environmental targets to 2025.

*  Based on Scope 1 and 2 carbon dioxide equivalent (CO2e) emissions.

CO2e emissions

(in ’000 tonnes)

782

9.5% lower than 2017 baseline

Definition: Group Scope 1 and Scope 2 carbon dioxide equivalent (CO2e) emissions.

Target: To reduce our Scope 1 and Scope 2 CO2e emissions by 30% by 2025 compared to our 2017 baseline.

Water use

(total water withdrawn in mn metres3)

4.51

13.1% lower than 2017 baseline

Definition: Group water use in million cubic metres.

Target: To reduce water use to 3.38 mn metres3 by 2025, 35% lower than our 2017 baseline.

Recycling

(percentage of waste recycled)

90.5%

Definition: Total percentage of Group waste re-used or recycled against total waste generated.

Target: To recycle 95% or more by 2025 in each year.

28	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

A commitment to reducing the

health impact of our business

As harm reduction is our most material ESG issue, we have long been committed to reducing the public health impact of smoking.

Satisfying consumer moments

Smokers are more likely to switch to new products if they can find satisfying alternatives that offer sensorial enjoyment and recapture consumer moments long-associated with tobacco that have been lost to shifting trends. We have a deep understanding of our consumers and we use these insights to develop an exciting product portfolio across a range of categories, including Vapour, Tobacco Heating Products (THPs) and Modern Oral products.

World-class science

The reduced-risk potential of new category products needs to be supported by sound science. We conduct cutting-edge research to evaluate our new category products and apply the highest standards for product safety and quality. Globally, we have over 1,500 scientists focused on researching and developing new category products and we openly share our science on bat-science.com. To date, we have published 59 peer-reviewed research papers on our new category products and the results indicate they have the potential to be significantly less risky than cigarettes. We are continuing to establish more evidence to support this.

Standards and regulation

New category products can only meet their potential if they are widely available with the right regulatory and market conditions in place, alongside high standards and responsible practices across the industry.

To support the success of our new product categories, we advocate for regulation that enables market availability, applies the highest product quality and safety standards, allows communication of the potential benefits and risks, and ensures affordability for consumers by taxing them appropriately, while preventing youth appeal and access.

Other ESG focus areas

In addition to our commitment to address the health impacts of smoking, we also continue to focus on a wide range of other important ESG issues.

Read more about our ESG reporting on page 10

Excellence in environmental

management

We are committed to reducing our environmental impact across our operations and supply chain. Our Environment Policy is supported by a comprehensive Environmental, Health and Safety (EHS) management system which has been in place for many years and is based on international standards including ISO14001.

Addressing the impacts of climate change

Climate change is one of the most important global issues facing the world today.

We recognise that addressing the impacts of climate change is not only the right thing to do, but also makes sound business sense given how much we depend on natural resources for our products.

In 2019, our targets for reducing our C02e emissions by 2030 were given formal approval by the Science-Based Targets initiative (SBTi) and we have now brought forward our Scope 1 and 2 targets to 2025. Building on this, we are now setting ourselves an even more ambitious target: to be carbon neutral by 2030.

We are also committed to align our reporting with the Taskforce on Climate-related Financial Disclosures (TCFD) framework by 2022. We are also proud to have been named on the Carbon Disclosure Project’s prestigious 2019 ‘A List’ for our leading approach to climate change.

We have achieved a 7.0% year-on-year reduction in our Scope 1 and 2 carbon emissions in 2019. In total, these equalled 782,394 tonnes, 9.5% lower than 2017, our baseline year. Drivers include a 6.5% reduction in direct energy consumption and an increase in renewable energy use which now stands at 10.8%, an 1.6% increase over 2018.

Supporting our continued drive to reduce our emissions, we have developed a new Climate Change and Energy Standard which requires our subsidiaries to include renewables in their energy purchase agreements and we are also identifying opportunities to increase on-site energy generation and purchase more renewable energy certificates.

Meeting our ambitious climate targets will require collective effort across the Group and, given our Scope 3 emissions represent around 90% of our total carbon footprint, addressing impacts in our supply chain is also crucial. We are engaging with our largest suppliers to raise awareness of carbon reduction in our supply chain and we continue to make progress in the tobacco leaf supply chain, where more efficient curing technologies, smarter use of fertilisers and increases in yields are all contributing to reduced emissions.

In 2018, our Scope 3 emissions decreased by 3.3% compared to our 2017 baseline, driven by a reduction in purchase volume, changes to emissions factors and decreases in fertiliser and fossil fuel use for tobacco leaf curing.

Water and waste

As well as a priority focus on carbon and energy, our approach to environmental management also addresses a wide range of issues, including water use and waste management.

We have been steadily decreasing our water use and increasing water recycling for several years and 2019 saw a 5.3% year-on-year reduction in total water withdrawn.

Additionally, our increased focus on environmental management has resulted in us bringing forward our existing 2030 target for water and waste to 2025.

We are committed to recycling at least 95% of our total waste generated, which is more challenging in locations with limited recycling and waste management facilities. Nevertheless, 28% of our manufacturing sites have already achieved zero waste to landfill and another 24% are recycling at least 95% of their waste.

Sustainable agriculture

We have a long and proud history of working directly with farmers around the world to advance agriculture. We provide farmers with best practice environmental information and introduce them to new sustainable farming practices. For example, we have been successful in introducing drip irrigation technology to farmers in Brazil and Mexico, which has been shown to increase water usage efficiency by up to 90%, as well as reducing soil erosion and salination, and ultimately boosting yields.

We have an ongoing commitment to eliminate the use of unsustainable sources of wood by our contracted farmers for curing fuels. Monitoring of the last three years of our contracted farmers’ wood use for curing has shown 99% was from sustainable sources.

We also support community-based afforestation programmes in a number of countries. For example, our afforestation programmes in Bangladesh and Pakistan date back to the early 1980s and have planted over 185 million tree saplings combined. Both are recognised to be among the largest private sector-driven programmes in these countries.

BAT Annual Report and Form 20-F 2019	29

Strategic Management

DELIVERING OUR STRATEGY

CONTINUED

Circular economy

Globally, there is growing concern around the use and disposal of plastics and other materials and increased pressure on businesses to address post-consumption waste. Adopting circular economy principles will deliver better products for our consumers, create efficiencies in our operations and reduce our overall impacts.

This is a new focus area for us and, in 2019, we established a cross functional project team, led by our Management Board, to develop a Group-wide circular economy strategy and oversee its implementation across all product categories. Initially, this is focusing on the recovery of post-consumption waste, reducing plastic waste in packaging and exploring opportunities to improve the recyclability of our products. Already, we have established new electronic device return and recycling schemes in France, Japan, Korea and Mexico.

Delivering a positive

societal impact

Reducing the harm associated with smoking and the opportunity to have a positive impact on public health is the most material issue for our business, but as one of the world’s most international businesses, we also have a larger role to play in delivering a positive societal impact.

Human Rights

Our integrated human rights strategy is aligned to the UN Guiding Principles and includes policies, due diligence, grievance channels and remediation procedures for our own business operations and supply chain, as well as working to understand and address the root causes. Our Human Rights policy forms part of our Group Standards of Business Conduct and is reflected in our Supplier Code of Conduct.

The most significant challenges for human rights are in our tobacco leaf supply chain and this has been a priority area for us for many years. The industry-wide Sustainable Tobacco Programme focuses on leaf supplier due diligence and compliance with international standards, and our own Thrive programme is focused at farm-level and seeks to identify and address the root causes and long-term challenges around human rights, including rural poverty.

To further enhance our understanding and ability to address human right issues in the tobacco supply chain, in 2019 we commissioned human rights impact assessments in tobacco growing areas in Indonesia and India, with two more planned for 2020 in Mozambique and Mexico. We will report on the results in a Human Rights Focus Report, to be published later in 2020.

All our other products materials and goods and services suppliers are subject to annual human rights risk assessments. Further independent audits are conducted on the highest risk by Intertek, our audit partner. In 2019, a total of 94 supplier audits in 31 countries were conducted, including 65 audits of tier 1 materials suppliers, 20 audits of tier 2 materials suppliers and nine audits of indirect goods and services suppliers.

The vast majority of issues identified in these audits were categorised by Intertek as ‘moderate’, relating to hours and wages, poor record keeping, and health and safety procedures. Eleven suppliers had issues identified that were categorised as ‘major’ by Intertek. These related to preventing worker interviews, excessive working hours, wages below the legal minimum, fire and emergency preparedness, lack of required permits or licences, poor record keeping and, in one case, retention of workers’ original documents.

By the end of the year, 71% of corrective actions had been fully completed and verified by Intertek, in desktop reviews for the moderate issues and 11 on-site follow-up audits for the major issues. All outstanding actions are in progress and being closely monitored.

Further details of our approach to human rights and our Modern Slavery Act statement are available at bat.com/msa

Sustainability: Our policies*	Summary of areas covered	Key stakeholder groups

Standards of Business Conduct (SoBC)	Speak Up, conflicts of interest, anti-bribery and anti-corruption, gifts and entertainment, respect in the work place, human rights, lobbying and engagement, political and charitable contributions, corporate assets and financial integrity, competition and anti-trust, anti-money laundering and tax evasion, anti-illicit trade, data privacy and information security.	Our People	Governments and Wider Society

Environmental Policy	Our commitments to following high standards of environmental protection, adhering to the principles of sustainable development and protecting biodiversity covering our direct operations and supply chain, including agricultural, manufacturing and distribution operations.	Our People	Suppliers
		Consumers	Governments and Wider Society
Customers

Health and Safety Policy	Our commitments to applying the highest standards of health and safety.	Our People

Supplier Code of Conduct

Standards required of our suppliers worldwide, including business integrity, anti-bribery and anti-corruption, environmental sustainability, anti-illicit trade and respect for human rights (covering equal opportunities and fair treatment, health and safety, prevention of harassment and bullying, child labour and modern slavery, conflict minerals and freedom of association).

		Our People	Suppliers
		Customers	Governments and Wider Society

Strategic Framework for Corporate Social Investment(CSI)	Sets out our Group CSI strategy and how we expect our local operating companies to develop, deliver and monitor community investment programmes within two themes: Sustainable Agriculture and Rural Communities; and Empowerment.	Governments and Wider Society

International Marketing	The standards that govern marketing across all our product categories and including the requirement for all our marketing to be targeted at adult consumers only.	Consumers	Suppliers
Principles		Customers	Our People

These policies and procedures are endorsed by our Board, apply to all Group companies and support the effective identification, management and mitigation of risks and issues for our business in these and other areas.

*	Further details of our Group policies and principles can be found at www.bat.com/principles
Further details of our Strategic Framework for Corporate Social Investment can be found at bat.com/csi

30	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

With the majority of our employees working in business areas where we have direct oversight and control, human rights challenges in our own operations are substantially avoided.

The challenges that do exist are mitigated by our robust policies and procedures in place across all Group companies. However, we recognise that we need to continually work to ensure these are effectively applied and that we carefully monitor the situation, particularly in countries assessed as higher risk, such as where regulation or enforcement regimes are limited, or there are higher levels of corruption, criminality or unrest. Our due diligence includes conducting an annual review of compliance with applicable Group policies and additional measures in place for operations in higher risk countries.

Farmer livelihoods

Rural poverty is recognised as a root cause for wider issues in agriculture, such as child labour, poor safety standards and urban migration. If we can support tobacco farmers to have prosperous livelihoods, we can help address these issues while also securing our tobacco leaf supply chain. We support our 90,000+ directly-contracted farmers through our Extension Services of expert field technicians. We develop new tobacco seed varieties that offer greater yields and higher quality and so help boost farmers’ profits, as well as introducing them to more efficient farming technologies that save farmers time and money. Our Extension Services also provide training and advice and help our farmers to grow other crops to enhance food security and generate additional sources of income. For instance, in 2019 our leaf operations and strategic third-party suppliers reported that 92% of their contracted farmers grew other crops, including fruit, vegetables, wheat, maize, cotton and soy.

To further increase our understanding of the role tobacco plays in rural livelihoods, we commissioned IMC Worldwide, one of the world’s leading international development consultancies, to conduct independent research in Bangladesh, Brazil and Kenya to identify if tobacco growing reduces resilience and prevents farmers and rural communities from prospering. Overall, IMC found no evidence of this: IMC concluded that tobacco growing plays an important and positive role in the livelihoods of tobacco farmers and labourers interviewed, while no evidence supporting a causal link between tobacco cultivation and poverty was found.

Read more about the IMC Report at bat.com/farmers/research

Read more about our Group risk factors related to tobacco leaf supply on page 275

Culture and workplace health and safety

The health and safety of our employees and creating a great place to work are also key components of our Sustainability Agenda. We focus on building an inclusive and supportive culture that attracts, engages and retains diverse and talented people, develops the next generation of leaders, and creates a fulfilling, rewarding and responsible work environment.

We also have a comprehensive workplace health and safety approach based on risk management and assessment, employee training and awareness, and tailored initiatives for specific issues and higher-risk areas. You can read more about our culture on pages 40 to 42 and page 70. More information on our approach to workplace health and safety is set out on page 42.

Community investment and social initiatives

As an international business, we play an important role in countries around the world and have built close ties with local communities. We encourage our employees to play an active role both in their local and business communities. Our charitable contributions policy in our SoBC is supported by the Group Strategic Framework for CSI, which sets out our Group CSI strategy and how we expect our local operating companies to develop, deliver and monitor community investment programmes within two themes: Sustainable Agriculture and Rural Communities, and Empowerment.

Our Group Head of Sustainability has oversight of the Group CSI strategy, and Board-level governance is managed through our Audit Committee, which reviews the strategy and an analysis of activities (including investment and alignment to the Group’s priorities) annually.

Our performance indicator in this area relates to the total amount of money contributed to charitable giving and CSI projects. In 2019, the Group contributed over £13 million in cash for charitable contributions and CSI projects, including £1.1 million given for charitable purposes in the UK. Much of this contribution is delivered through partnerships with external stakeholders including communities, NGOs, governments, development agencies, academic institutions, industry associations and peer companies.

Corporate governance

Robust corporate governance is key to our sustainable long-term growth. We are committed to achieving our business objectives in an honest, transparent and accountable way, and sustaining a culture of integrity in everything we do.

Our actions and behaviours impact all areas of our business, which is why corporate governance is such an important focus for us.

Our commitment to responsible corporate behaviour is underpinned by our SoBC which mandate high standards of integrity and require every Group company, joint venture which the Group controls and all staff worldwide, including senior management and the Board, to act with a high degree of business integrity, comply with applicable laws and regulations and ensure our standards are not compromised for the sake of results. We expect our contractors, secondees, trainees, agents and consultants to act in a way consistent with our SoBC and to apply similar standards within their own organisations.

Our SoBC comprise our global policies referenced on page 30 and are available in 12 languages. SoBC awareness and understanding is promoted through regular training and communications. Our SoBC are fully aligned with the provisions of applicable laws including the UK Bribery Act, the US Foreign Corrupt Practices Act and the UK Criminal Finances Act.

Corrupt practices are illegal, cause distortion in markets and harm economic, social and political development, particularly in developing countries. Our SoBC make it clear that it is wholly unacceptable for Group companies, our employees or our business partners to be involved or implicated in any way in corrupt practices. We keep our SoBC under regular review to maintain best practice and to take employee and stakeholder feedback into account. Our Board approved a revised version of the SoBC in 2019, which came into effect on 1 January 2020, supported by a global awareness campaign across the Group.

Delivery with integrity

Our Delivery with Integrity programme is focused on driving a globally consistent approach to compliance across the Group. This programme is led by our Business Conduct & Compliance Department reporting directly to the Director, Legal & External Affairs and General Counsel. This programme provides employees with ways to raise concerns without fear of retaliation and assurance that investigations will be fair and thorough. It drives a consistent approach to the mitigation of key compliance risk areas such as bribery and corruption, money laundering, tax evasion, competition law, sanctions, and data protection through tools and guidance for Group company employees and business units.

Read more about our Group risk factors related to corporate behaviour and compliance with sanctions regimes and competition laws on pages 279 and 281

BAT Annual Report and Form 20-F 2019	31

Strategic Management

DELIVERING OUR STRATEGY

CONTINUED

We monitor regulatory developments to ensure the continued evolution of our Delivery with Integrity programme.

Mitigating third-party risk is a key component of our compliance programme. We do this through a Third-Party Anti-Bribery and Corruption Procedure (the ABAC Procedure) which assists business units in identifying and mitigating bribery and corruption risks. The ABAC Procedure mandates a consistent methodology for due diligence of third parties, complemented by mandatory mitigation packages for third parties assessed as medium and high risk. In 2019, this due diligence procedure was applied retrospectively to over 4,500 existing third parties engaged by Group companies. In addition, given the challenges associated with intermediaries engaged to interface with public officials on the Group’s behalf, detailed due diligence and mitigation measures were completed for 903 service providers with external input and oversight. In 2019 we also launched an ABAC risk assessment tool to assist our markets to identify, assess and evaluate bribery and corruption risks.

In 2019, over 25,000 Group company employees completed our annual SoBC sign-off and e-learning through the online SoBC portal. Other Group company employees (over 30,000) who do not have easy online access completed the SoBC sign-off in face-to-face sessions which included training. In 2019, our SoBC e-learning through the online portal resulted in 10,800 training hours and it included scenarios covering product diversion, money laundering and bribery and corruption risks. To further increase awareness and accessibility, in 2019 we launched a new SoBC app, which provides easy access to our SoBC, Speak Up channels, procedures and guidance.

Information on compliance with our SoBC is gathered at a regional and global level and reported to the Regional Audit and CSR Committees, Corporate Audit Committee and to the Audit Committee.

Speak Up channels

We encourage anyone working for, or with, any Group company to raise concerns, including regarding accounting or auditing matters, through our Speak Up channels, which are independently managed and available 24 hours a day online, by text or telephone. The channels can be used in confidence, and anonymously where preferred, and are available in multiple local languages. Speak Up channels contact information is promoted through staff training and communications and through our SoBC app and Supplier Code of Conduct. Our Speak Up policy makes it clear no one will suffer any direct or indirect reprisal for speaking up about actual or suspected wrongdoing, even if they are mistaken.

Our Speak Up policy is supplemented by local procedures throughout the Group, providing staff with further guidance on reporting matters and raising concerns, and the channels through which they can do so. We do not tolerate the harassment or victimisation of anyone raising concerns or anyone who assists them. Such conduct is itself a breach of our SoBC and a serious disciplinary matter. In 2019, our global ‘Your Voice’ employee survey, completed by 90% of Group company employees, found that 79% strongly agreed they “can report concerns about actual or suspected wrongdoing at work without fear of reprisal”, 8% higher than the FMCG comparator norm.

Not all contacts made via our SoBC Portal involve SoBC allegations; some contacts relate to questions regarding the SoBC or other matters. There were 497 SoBC contacts in 2019, representing a 40% increase on the total number of SoBC contacts in 2018 (355 contacts).

In the year ended 31 December 2019, 359 of the 497 SoBC contacts were assessed as SoBC allegations and reported to the Audit Committee, representing a 35% increase on 2018 SoBC allegations (266). Of the 359 SoBC allegations reported, 130 were established as breaches and appropriate action taken (2018: 126). In 179 cases, an investigation found no wrongdoing (2018: 140). In 50 cases, the investigation continued at year-end (2018: 69), including investigation through external legal advisers of allegations of misconduct. Disciplinary action taken as a result of the 130 established SoBC breaches resulted in 80 dismissals (2018: 92). In 184 of the 359 SoBC allegations (51%), the person raising the allegation chose to remain anonymous.

Please refer to the Governance Report for more information about Board and Audit Committee oversight and monitoring of compliance with our SoBC. Our SoBC, and information on the total number of incidents reported under it, are available at bat.com/sobc.

Responsible marketing

Our International Marketing Principles (IMP) govern marketing across all our product categories and require all our marketing to be responsible, accurate and not misleading, targeted at adult consumers, transparent and compliant with all applicable laws.

Our IMP are applied consistently everywhere we operate, even when more stringent than applicable local laws. Through our long-standing IMP, responsible marketing is well embedded in the culture of our organisation and inherent to the way we operate. We continually evolve our IMP to reflect developments in marketing, our product portfolio, technology, changing regulations and stakeholder expectations, and the Board approved a revised version of the IMP in 2019.

To support our strict requirement to only direct marketing at adult consumers, all Group companies are required to adhere to our global Youth Access Prevention (YAP) Guidelines. These apply to all markets where our products are sold, including where distributed through third parties and include a mandatory requirement to provide retailers with point-of-sale materials with YAP messaging (unless prohibited by local laws). In 2019, 100% of Group companies to which our YAP Guidelines apply reported compliance.

Regulatory engagement

Truly effective regulation needs cooperation between governments and industry, and we have a legitimate role to play in policy-related debate that affects our business. We also respect the World Health Organization’s FCTC 5.3 provision, which calls for transparent and accountable interaction between governments and the tobacco industry.

By conducting all our engagement with politicians, policy makers and regulators transparently and with high regard for accuracy and integrity, we can make a valuable contribution to policy development and help enable the best information to be used as a foundation for decisions in policy making.

Our Principles for Engagement have long provided clear guidance for our external engagement with regulators, politicians and other third parties. In 2019, these were incorporated into a new Lobbying and Engagement Policy in our SoBC. The revised SoBC took effect from January 2020 and all lobbying and engagement activities across the Group are now subject to our SoBC compliance procedures.

32	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Our sustainability efforts and commitment to high

standards have received notable independent

recognition over the years, including the following.

CDP Climate A List

These recognise our actions to cut emissions, mitigate climate risks and develop the low-carbon economy, as well as engaging with our suppliers to manage climate risk and reduce Scope 3 carbon emissions in our supply chain.

Dow Jones

Sustainability Indices

BAT is the only company in our industry listed in the prestigious World Index, representing the world’s top 10% ESG performers. We have achieved inclusion in the DJSI for 18 consecutive years.

		Global Top Employer We have been accredited as a Global Top Employer for three consecutive years, acknowledging our commitment to providing best-in-class working environments and career opportunities.	SEAL Awards BAT has been awarded with the SEAL Organizational Impact Award, which recognises overall corporate sustainability performance and represents the 50 most sustainable companies globally.

Top 5 FTSE ranking for our Modern Slavery Statement	Diversity leader in the Financial Times Diversity Leaders report	Leader status in the Global Child Forum’s benchmark study	International Women’s Day Best Practice Winner

The Business and Human Rights Resource Centre and Development International ranked BAT as being among the top five highest scoring companies in the FTSE for the detailed disclosure and action reflected in our Modern Slavery Statement.

BAT was ranked in the top 10% of the total of 8,000 organisations covered by this inaugural report. It was compiled from extensive research, with 80,000 people surveyed across 10 European countries.

In the Global Child Forum’s 2019 benchmarking study of children’s rights across the work place and supply chain, we were awarded ‘leader’ status with a score of 9.2 out of 10, compared to ‘industry’ and ‘all companies’ averages of just 5.6.

Our global campaigns for International Women’s Day have been recognised for two consecutive years as examples of best practice and featured as case studies by the International Women’s Day Association.

BAT Annual Report and Form 20-F 2019	33

Strategic Management

DELIVERING OUR STRATEGY

CONTINUED

GROWTH

Our multi-category portfolio of brands continued to deliver strong growth in 2019, driven by our Strategic Portfolio.

Growth remains a key focus of our evolved strategy, and will be delivered by our inspirational foresights, remarkable innovation and powerful brands.

Highlights during the year:
– group revenue grew by 6%, driven by price mix and growth in New Categories;
– New Categories revenue grew 37%; and
– Strategic Portfolio revenue grew 9%, driven by robust cigarette pricing and growth from New Categories and Traditional Oral.

New Categories

Vapour

Vuse Vype

THP

glo

Modern oral

VELO

KPI Non-GAAP

+32.4%

2019 +32%
2018 +143%
2018 (rep) +97%

Traditional Oral

Grizzly

Camel Snus

Non-GAAP

Change in adjusted revenue from Traditional Oral, at constant rates (%)

+10.2%

2019 +10%
2018 +135%
2018 (rep) +8%

Combustibles

Newport

Natural American Spirit

Camel

Rothmans

Dunhill Tobacco of London Limited

Lucky Strike

Kent

Pall Mall

Non-GAAP

Change in adjusted revenue from combustibles at constant rates (%)

+4.6%

2019 +5%
2018 +30%
2018 (rep) +2%

34	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Volume by product category

	Units	2019 units	vs 2018%	2018 units	vs 2017 (rep) %	2017 (rep) units
Cigarette	Sticks (bn)	668	-5%	701	-4%	732
Other (incl RYO/MYO)	Sticks (bn)	21	-7%	22	-8%	24
Combustibles	Sticks (bn)	689	-5%	723	-4%	756
New categories:
Vapour	10ml units/pods (mn)	226	+19%	189	+35%	140
THP	Sticks (bn)	9	+32%	7	+217%	2
Modern oral	Pouches (mn)	1,194	+188%	414	+108%	199
Traditional oral	Stick equivalent (bn)	8	-1%	8	-0.4%	9

Revenue by product category

	2019 £m	vs 2018%	Adjusting items £m	Impact of exchange £m	2019 adjusted at constant rates £m	vs 2018 (adjusted) %	2018 £m	vs 2017%	vs 2017 adjusted repres at constant rates %
Combustibles	23,001	+4%	(50)	(59)	22,892	+5%	22,072	+22%	+2%
New Categories:
Vapour	401	+26%	–	(9)	392	+23%	318	+89%	+26%
THP	728	+29%	–	(35)	693	+23%	565	+180%	+184%
Modern oral	126	+267%	–	3	129	+273%	34	+127%	+140%
Total New Categories	1,255	+37%	–	(41)	1,214	+32%	917	+140%	+98%
Traditional oral	1,081	+15%	–	(45)	1,036	+10%	941	+127%	+8%
Other	540	-4%	–	1	541	-4%	562	-5%	-10%
Revenue	25,877	+6%	(50)	(144)	25,683	+6%	24,492	+25%	+4%

Combustibles

Group cigarette volume declined 4.7% in 2019 to 668 billion sticks (2018: up 2.6% to 701 billion, or a 4.1% decrease on a representative basis). In 2019, growth in Japan, the Middle East, South Africa, Romania and Poland was more than offset by Russia (partly due to the one-off stock reduction), Egypt (largely due to the change in local taxes impacting Pall Mall), Venezuela (due to the ongoing macro-economic challenges) and the impact of market decline in the US, Indonesia, Pakistan and Ukraine.

2018 volume was positively impacted by the full year effect of the RAI acquisition. The decline in 2018, on a representative basis, was despite growth in a number of markets, including Pakistan (as the market recovered following the revision to excise), Turkey, Poland, Romania and Egypt. This growth was more than offset by lower volume in Saudi Arabia (due to down-trading and market contraction following the 2017 excise-led price increase), the US (partly due to the impact of fuel price rises on disposable income, the change in excise in California and the growth of vapour), Brazil (primarily due to down-trading to illicit trade) and Russia (largely due to both market contraction and inventory movements in the supply chain).

Group cigarette value share increased 20 bps, with volume share up 20 bps in 2019, maintaining the momentum of 8 successive years of growth, and building on the 40 bps increase in 2018.

Cigarette volume share in 2019 was higher in Japan (driven by Lucky Strike and Kool), Pakistan (as Pall Mall outperformed the declining market), Bangladesh (as the Group’s portfolio outperformed the declining market), Mexico (driven by Pall Mall), Ukraine (driven by Kent and Rothmans) and Russia (driven by Rothmans which outperformed the declining market).

Volume of the strategic cigarette brands collectively declined 3.0% (2018: up 16.7%, or an increase of 4.8% on a representative basis). Volume share of the strategic cigarette portfolio grew 70 bps in 2019, benefiting from migrations in Brazil and Colombia. Excluding migrations, the increase in strategic cigarette volume share was 30 bps (2018: up 40 bps) with growth in all regions:

–	Dunhill’s overall volume share was stable (2018: stable) as growth in Bulgaria, Netherlands and Romania was offset by down-trading in Malaysia, South Africa, South Korea and Saudi Arabia. Volume was 5.5% lower (2018: down 6.1%) as growth in Bulgaria and Netherlands was more than offset by the effect of the down-trading noted above and industry contraction in Indonesia, Malaysia and South Korea;

–	Kent’s volume share grew 10 bps, (2018: up 40 bps) with volume down 1.3% (2018: down 2.2%), as growth in the Middle East, Turkey, Uzbekistan, Romania and Peru was more than offset by lower volume in Russia, due to the one-off stock reduction;
–	Lucky Strike’s volume share was in line with 2018 (2018: up 20 bps), as growth in Colombia, Japan, Spain, Bulgaria and Argentina was offset by Chile, Belgium and Indonesia. Volume was 3.5% down (2018: 1.0% down) as growth in Japan was more than offset by the impact of industry contraction in Indonesia;

–	Rothmans’ volume share continued to grow, increasing 50 bps (2018: up 110 bps) with volume 2.5% higher (2018: up 19.7%), driven by Pakistan, Colombia, Bulgaria and the full year effect of migrations in Brazil and Poland, which more than offset lower volume in Russia and Ukraine which were impacted by competitive pricing and higher illicit trade;

–	Pall Mall volume share was up 10 bps, as higher share in Pakistan, Australia, Chile, South Africa and Mexico was offset by reductions in the US and Turkey. Volume declined 6.7% as growth in Kenya, South Africa, Australia and Romania was more than offset by lower volume in Egypt (largely due to the change in local taxes), Pakistan (following the excise-led price increases), Venezuela (partly due to market contraction driven by the macroeconomic climate) and in the US (partly due to the competitive pricing in the low-price segment).

BAT Annual Report and Form 20-F 2019	35

Strategic Management

DELIVERING OUR STRATEGY

CONTINUED

In 2018, Pall Mall volume increased 20.4% due to the full year impact of the US acquisition, with volume up 9.9% on a representative basis partly due to the strong volume and market share growth in the Middle East following a period of down-trading arising from the excise-led price increases in 2017.

The Group’s US strategic combustible portfolio performed well in a market that was estimated to be down 5.3% in volume:

–	Newport volume share increased 40 bps (2018: up 10 bps), while volume declined 3.9% (2018: down 4.6% representative);

–	Natural American Spirit performed well with volume share, including premium volume share, up 10 bps (2018: up 20 bps). Volume was up 0.5% against 2018, (2018: 3.5% increase on a representative basis); and

–	Camel’s volume share declined 10 bps in the US (2018: flat) with volume lower by 6.0% (2018: down 4.4% representative), as the capsule and menthol variants performed well but were more than offset by a decline in the remainder of the Camel portfolio.

Volume of other tobacco products (OTP) declined 7.1% to 20.6 billion sticks equivalent (2018: 6.6% decline, or 7.5% on a representative basis), being 3% of the Group portfolio (2018: 3%).

Revenue from combustibles grew 4.2% to £23,001 million driven by higher pricing across the Group notably in the US (including a reduction in discounting), Canada, Kenya, Mexico, Nigeria, Saudi Arabia, Japan, Pakistan, Australia, New Zealand, Germany, France, Turkey and Ukraine. An improved performance in high value markets such as Japan, South Africa, Romania and Australia which, combined with reduced volumes in lower value markets such as Pakistan and Egypt, led to an enhanced geographic mix. These were offset by an unfavourable portfolio mix due to the relative growth of lower value products such as Rothmans and Pall Mall.

In 2018, revenue from combustibles increased by 21.5% to £22,072 million largely due to the full year inclusion of RAI and pricing in a number of markets, which more than offset a translational foreign exchange headwind of 6%.

After adjusting for the short-term impact of excise on bought-in goods and the translational foreign exchange tailwind of 0.6%, adjusted revenue from combustibles at constant rates of exchange was up 4.6% to £22,892 million. In 2018, this was an increase of 30% or 1.8% on an adjusted, representative constant currency basis.

2019 is the last year where the Group will adjust for the excise on bought-in goods as short-term contract manufacturing agreements in ENA, to which such adjustments relate, have either ended in 2019 or will be immaterial in 2020.

Tobacco heating products

The Group’s THP portfolio continued to grow, with consumable volume up 32% to 9.0 billion sticks (2018: up 217% to 6.8 billion sticks) while revenue increased 28.9% to £728 million (2018: up 180% to £565 million). Excluding the impact of the relative movements in sterling, at constant rates of exchange, this was an increase of 22.7% in 2019 and 184% in 2018.

–	In Japan, the Group’s volume share grew to 5.0% in December 2019, an increase of 60 bps on 2018, while the Group’s THP category volume share reached 19.6%. Consumable volume grew 21% against 2018 driven by the launch of new device upgrades, ‘glo pro’, ‘glo nano’ and ‘glo sens’ together with a new range of consumables which achieved national distribution by the end of 2019. After an encouraging launch of ‘glo sens’, the Group will be reviewing the in-market execution, broadening device penetration and driving increased consumer uptake in 2020. The Group’s integrated, cross category approach to marketing has seen the Group’s volume share of total nicotine increase to 18.9% in December 2019 (up 210 bps from December 2018).

–	In other markets, the Group continued to grow volume and glo is above 1% volume share in key cities in Eastern Europe, including Moscow. The Group’s THP products are now available in 17 markets with further expansion planned for 2020.

Vapour

By December 2019, the Group’s vapour products were present in a total of 27 markets as the Group continued to expand its geographic footprint during 2019, with the Group the leading vapour company in the key European markets.

The Group’s vapour portfolio continues to perform strongly despite a slowdown in the category growth rate in the US and in a number of other markets in the second half of 2019, partly impacted by the US regulatory environment. The Group welcomes the US FDA’s recent actions to clarify regulations in the US vapour market.

Total volume of vapour consumables was up 19% to 226 million units in 2019, driving vapour revenue up 26.1% to £401 million. In 2018, revenue was £318 million (up 89%) with volume 100% higher to 189 million units partly due to the full year impact of RAI. Excluding the movement of foreign exchange and adjusting for the impact of RAI (on 2018’s growth rate), this was an increase, at constant rates of exchange, of 23% in 2019 and 26% in 2018 (on a representative basis).

In the US, total revenue from vapour was £207 million, an increase of 12% on 2018, (2018: up 149% at £184 million). On a constant currency basis, this was an increase of 7% in 2019, with the US up 20% in 2018 after adjusting for currency and on a representative basis. Alto increased vapour value share to 15.4% in December 2019, driving total Vuse vapour value share higher to 21.2% in December 2019 (December 2018: 12.5%), despite a 6.2% decline in consumable volume.

On 2 January 2020, the US FDA announced that all flavoured cartridges/pods (excluding menthol and tobacco flavours) must be withdrawn until they have cleared through the Premarket Tobacco Application (PMTA) process. A Group subsidiary in the US has submitted a PMTA for Vuse Solo and the Group believes it is well positioned to submit applications for the remaining Vuse portfolio and a range of flavours by 12 May 2020. It is expected that, as required by the PMTA process to remain on the market, all these will be shown to be appropriate for the protection of public health. There is no intention to submit a PMTA for the Vapewild portfolio and consequently the Group has recognised an impairment charge in respect of the trademarks of £37 million.

36	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Vype continued to perform strongly, largely driven by the success of ePen3 and ePod.

In the UK, the Group maintained value leadership of the category with 38% vapour value share driven by Vype which performed well, with vapour value share increasing 290 bps to 12% (December 2019), due to the success of ePen3 (launched in 2018) with 10% vapour value share in December 2019.

In France, vapour value share reached 23% (December 2019), an increase of 1,210 bps (versus December 2018), driven by ePen3 and ePod, which was launched during the year.

In Germany, Vype continues to grow with an increase in Vype’s total share of vapour consumers to 17%.

In South Africa, Twisp, a leading vaping products company, was acquired in 2019. Twisp has close to 70 dedicated stores nationally, nationwide retailer distribution and a modern e-commerce platform.

In Canada, following a period of value share decline as competitors reacted to the legalisation of the market, Vype returned to growth and is the fastest growing vapour brand in Canada in the second half of the year, with value share in December 2019 of 28.2% (34.7% December 2018).

Following the announcement on 28 November 2019 regarding the intention to simplify the New Categories product portfolio, the Group expects to migrate certain vapour brands (including Vype, Chic, Highendsmoke and ViP) to Vuse during 2020, where possible, and has recognised an impairment charge of £29 million, as discussed on page 153.

Modern Oral

The Group is the leader in Modern Oral (on a pouch basis), with volume of 1.2 billion pouches in 2019. This was an increase of 188% on 2018, when volume was 0.4 billion pouches, itself an increase of 108% on 2017. Revenue increased 267% to £126 million (2018: up 127% to £34 million). Excluding the impact of foreign exchange, this was an increase of 273% in 2019 and 140% in 2018, on a representative, constant rates basis. This was driven by:

–	The expansion, in 2019, in the US of Velo to over 100,000 retail outlets, achieving a category volume share of 10.1% in December 2019;

–	Norway, where volume share (of the total oral category) grew, in 2019, to 14%, building on the growth in 2018 to 8%;

–	Switzerland, where volume share of the total oral category reached 41% in 2019, having reached 17% in 2018;

–	Denmark, where the Group continues to lead the development of the oral category with 75% volume share of the total oral category; and

–	Russia where, following the launch in 2019, the Group achieved 27% volume share (December 2019) within the total oral category, in tracked channels. In December 2019, following concerns in Russia regarding irresponsible marketing by our competitors, all sales of modern oral have been temporarily suspended. There is no indication of a concern regarding the Group’s products or practices and we expect a regulatory framework will be implemented in 2020.

In line with the simplification agenda, the Group expects to migrate the majority of its modern oral portfolio to Velo during 2020.

Traditional Oral

In 2019, volume was marginally lower than the prior year (down 0.6% to 8.4 bn stick equivalents), with 2018 0.4% lower than 2017. Total revenue grew by 15% to £1,081 million (2018: up 127% to £941 million), driven by pricing in 2019, with the movement in 2018 due to the acquisition of RAI. On a constant rates basis, this was an increase in 2019 of 10% and 8% in 2018 (driven by pricing), after also adjusting for the RAI acquisition uplift effect in that year.

In the US, moist value share grew 80 bps in 2019, largely due to the performance of Grizzly with total volume share of moist up 10 bps. Total volume declined 1.5%. In 2018, volume in the US declined 2.3% on a representative basis.

The Modified Risk Tobacco Products (MRTP) application for Camel Snus was discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. A response is expected soon.

Outside the US, volume was higher in Sweden in 2019 with volume share increasing 50 bps to 10.9% of the total oral category, driven by growth in Lundgrens.

BAT Annual Report and Form 20-F 2019	37

Strategic Management

DELIVERING OUR STRATEGY

CONTINUED

PRODUCTIVITY

We have continued our drive towards a more effective and efficient globally-integrated organisation, in large part through the consolidation of our Global Supply Chain Service Centre. This global integration allows for the lowest possible overheads cost, and has resulted in a more agile and responsive supply chain.

This increased flexibility and agility will play an important role in delivering our new strategy, which we look forward to reporting on next year.

Highlights during the year

–  another year of substantial productivity savings and RAI acquisition savings delivered ahead of schedule;

–  consolidation of our Global Supply Chain Service Centre; and

–  challenges of Track and Trace and plain packaging regulations successfully overcome.

Agile global operations model

The 2018 completion of our Global Supply Chain Service Centre resulted in the synchronisation of our end-to-end supply network, with Leaf supply chain, procurement, manufacturing, planning, logistics, and the introduction of new products all consolidated. In 2019, we built on these strong existing capabilities to leverage cross-functional synergies.

Our fast-paced geographic expansion of our New Categories business has necessitated a prioritisation of flexibility and agility. As a result, we have developed a more responsive supply chain, which involved developing different supply chain models to meet the different demand models that arise in our increasingly multicategory business.

This has improved response to markets, which has supported NTO growth in New Categories.

In 2019, supply chain flexibility and agility were also proven in response to both plain packaging regulation in Canada, as well as Tobacco Products Directive (TPD) regulations in the EU. In response to TPD regulations that mandated the traceability of all products and packs from manufacture to retail outlet, our supply chain was successfully adapted to ensure full compliance across 14 factories, 6,400 external warehouses, and 900,000 retailers. Similar successful flexibility was demonstrated by significant changes to ensure compliance while protecting revenue following strict new packaging regulations in Canada.

OUR FAST-PACED GEOGRAPHIC EXPANSION OF OUR NEW CATEGORIES BUSINESS HAS NECESSITATED A PRIORITISATION OF FLEXIBILITY AND AGILITY

Alan Davy
Director, Operations

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

38	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Definition: Profit from operations as a percentage of revenue.
Definition: Adjusted profit from operations as a percentage of adjusted revenue.

Continued optimisation of manufacturing and leaf footprint

In 2019, we continued to optimise our manufacturing footprint and at the end of the year had 45 cigarette factories in 43 countries. The Group also has facilities that are manufacturing New Categories products and are co-located with the cigarette factories. In ENA, the Group also has two facilities manufacturing Modern Oral and one facility producing vapour liquids.

Cigarette factories were closed in Saratov, Russia and Phonm Penh, Cambodia.

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

Increasing productivity savings

By operating globally, exploiting our systems and striving for results, the Group delivered substantial productivity savings in 2019, supported in large part by the acquisition of Reynolds American Inc. with annualised savings of over US$400 million delivered by the end of 2019, a year ahead of schedule.

These savings are returned to the business for re-investment and to increase shareholder return. The Group considers all opportunities for productivity savings in the supply chain, including procurement, international logistics and leaf operations:

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

In 2019, we continued to improve our productivity in all areas of our supply chain and elsewhere in the Group. As a result, we have increased our profitability and continue to deliver returns to our shareholders today and invest in the future.

BAT Annual Report and Form 20-F 2019	39

Strategic Management

DELIVERING OUR STRATEGY

CONTINUED

WINNING ORGANISATION
We enable growth by having a winning and agile organisation. We inspire diverse teams of committed and engaged people by:

– investing in our people;

– attracting the best;

– developing high-performing leaders; and

– offering a fulfilling, rewarding and responsible work environment.
Highlights during the year
– accelerated talent development and attraction in growth markets and growth categories including tobacco heating products, vapour and modern oral;
– celebrated our first year anniversary of B United, a network for our LGBT+ employees;
– top Employer recognition in Europe, Africa, and Asia-Pacific; and
– recognised as a Diversity Leader in 2019 by the UK Financial Times in its inaugural Diversity Leaders report, highlighting progress in promoting diversity across our organisation.

Investing in leaders

As our industry continues to transform, the way we attract and develop talent continues to evolve to meet these new challenges. Our increasingly data-led and digitally-enabled approach focuses on bringing new skills and capabilities to our teams.

We continue to reshape our employer brand to attract and retain capabilities needed to deliver our strategy, supported by our strong social media position that grew followership by over 20% in 2019. Our employee value proposition remains strong and the Group was awarded Global Top Employer recognition for the third consecutive year with special recognition in 35 countries, as well as the National Undergraduate Employability Award in the UK.

Developing critical capabilities is at the highest of the Group’s priorities and we are focused on personalised digital opportunities for upskilling employees.

You can read about our Group risk factor related to talent on page 274

To support our people, in 2019 we launched a new Digital Learning platform called The Grid, which consolidates our internal and external learning content together in one place for ease of access. Additionally, we launched the micro-learning mobile app Ed, which is available to all our Group company employees in marketing and provides mobile access to our New Category products learning portfolio. As a result, more than 6,700 marketeers and trade marketing representatives regularly use the app to support their daily sales visits to retail outlets and wholesalers.

Growth through diversity

Diversity matters to the Group because it makes good commercial sense. Having a diverse workforce means we are better able to understand and meet the varied preferences of our global consumers. We are proud of our Diversity and Inclusion Strategy, which is built on the three pillars of:

1. driving ownership and accountability;

2. building diverse talent pools; and

3. creating enablers;

all of which are underpinned by an inclusive culture.

1. Driving ownership and accountability

Ensuring ownership of and accountability for our Diversity and Inclusion Strategy across the Group is key to driving progress. Our regions, markets and business units have specific diversity action plans and initiatives in place to support diversity across the Group and to develop a pipeline of diverse talent at all levels of our organisation.

Our Director, Talent and Culture, has overall responsibility for all employee and human resources matters, while our Management Board oversees the development and management of talent within the Group’s regions and functions, and monitors progress against our key objectives and performance indicators. Our Board reviews progress on our Diversity and Inclusion Strategy and initiatives and diversity reporting forms a key part of all Functional and Regional Leadership Team meetings, with quarterly reviews.

Group diversity as at 31 December 2019

	Total	Male	Female

Main Board	11	8	3

Senior management	576	443	133

Total Group employees	53,185	38,402	14,783
Nationalities represented

Total

Main Board	8

Global headquarters	83

Management level globally	141

Senior managers:

Companies Act 2006

For the purposes of disclosure under Section 414C(8) of the Companies Act 2006, the Group had 190 male and 30 female senior managers as at 31 December 2019. Senior managers are defined here as the members of the Management Board (excluding the Executive Directors) and the Directors of the Group’s principal subsidiary undertakings. The principal subsidiary undertakings, as set out in the Financial Statements, represented approximately 70% of the Group’s employees and contributed over 76% of Group revenue and 78% of profit from operations in 2019.

40	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

2. Building diverse talent pools

We are a diverse employer. There are 141 nationalities represented at management level within our Group, and we are pleased with the continuous progress we are making and the sustainable pipeline we are building in terms of nationality diversity.

We are also continuing to work hard to improve gender diversity within the Group. Women represent 27% of our Board and 15% of our Management Board, and comprised 24% of our senior recruits and 23% of our internal promotions in 2019. We support women’s development into senior roles through a variety of initiatives, including our Women in Leadership programme and participation in the 30% Club mentoring programme. We have female executives on all our senior functional and geographical leadership teams, and 49% of our 2019 graduate intake were women, supporting the development of a sustainable pipeline of women for senior management roles.

Read about our Global Graduate Programme at www.bat-careers.com/graduates

3. Creating enablers

To realise our diversity ambitions, we know we must develop enablers to provide a supportive environment for people to thrive. One of the ways we do this is by maintaining networks to share experiences. We currently support 13 women’s networks across all levels of our organisation, including Women in BAT UK network. We also partnered with the International Women’s Day Association for the second year on the #BalanceforBetter campaign.

‘B United’ celebrated its first anniversary in 2019. ‘B United’ is a Group network that provides our LGBT+ employees with a safe forum to share experiences, mentoring opportunities and help with overcoming hurdles, such as those relating to adoption or travelling abroad with same sex partners.

Employee engagement index

82%

FMCG comparator group 75%

Definition: Results from our ‘Your Voice’ employee opinion survey, carried out in 2019, enabled us to calculate our employee engagement index – a measure that reflects employees’ level of commitment, energy and connection towards the organisation.

Objective: To achieve a more positive score than the norm for FMCG companies in our comparator benchmark group.

Our other key metrics in this area include:
– Employee retention: In 2019, total voluntary turnover of management- grade employees was 1,085, representing 8.1% of the total management population.
– Diversity: Representation of women in senior management roles increased from 16% in 2016, and 21% in 2017, to 23% in 2019.

Inclusive culture

We can only truly harness the benefits of a diverse workforce if we have an inclusive culture that enables all our employees to flourish regardless of their gender, ethnicity, culture or other differences.

We were proud to be recognised as a Diversity Leader by the Financial Times in its inaugural Diversity Leaders report. The report, which lists the top 700 companies across 10 European countries, recognises organisations that have achieved a diverse and inclusive workforce across a number of criteria.

Workforce engagement

The Group has a range of well-established engagement channels worldwide covering the Group’s global workforce. We define the Group’s workforce as comprising all Group company employees and individuals contracted on a fixed term basis to undertake permanent roles.

Our workforce engagement channels include market and site visits by our Directors and Management Board members to meet local employees, town hall sessions, works councils, European Employee Council meetings, our ‘Your Voice’ global employee survey, global, functional and regional webcasts and webcasts with the Chief Executive. These engagement channels are implemented as appropriate for the composition of local workforce populations, at market, business unit, functional or regional levels. Our Speak Up channels are also available to our workforce worldwide and are discussed further on page 32.

The Board has taken account of the requirements of the UK Corporate Governance Code in its approach to engagement with the Group’s workforce. Given the spread, scale and diversity of the Group’s workforce, the Board considers it effective to use the established channels referred to above, and has augmented these from January 2019 by introducing Group-wide reporting structures to capture feedback from engagement channels at market, business unit, functional and regional levels.

To ensure the Board understands the views of our workforce, the Board now reviews consolidated feedback from these engagement channels annually. Feedback from the Board, with associated action planning, is cascaded back across our workforce and the Board is kept updated on progress against identified actions during the year. This approach supplements the Directors’ direct engagement, including through market and site visits, discussed further at page 72.

Our policies and principles*	Summary of areas covered	Key stakeholder groups
Employment Principles

Employment practices, including commitments to diversity, reasonable working hours, family-friendly policies, employee wellbeing, talent, performance and equal opportunities, and fair, clear and competitive remuneration and benefits.

Our People
Health and Safety Policy	Health, safety and welfare of all employees, other members of our workforce and third-party personnel.	Our People Suppliers	Customers
Standards of Business Conduct (SoBC)	Respect in the work place, including promoting equality and diversity, preventing harassment and bullying, and safeguarding employee wellbeing.	Our People
Group Data Privacy Policy	The manner in which BAT processes personal data about all individuals, including consumers, employees, contractors and employees of suppliers.	Our People Consumers	Suppliers Customers

These policies and procedures are endorsed by our Board, apply to all Group companies and support the effective identification, management and mitigation of risks and issues for our business in these and other areas.

*	Further details of our Group policies and principles can be found at www.bat.com/principles

BAT Annual Report and Form 20-F 2019	41

Strategic Management

DELIVERING OUR STRATEGY

CONTINUED

Our global ‘Your Voice‘ employee survey is conducted across the Group every two years, most recently in 2019. The results from 2019 demonstrate that we continue to outperform our global FMCG comparator group in all areas surveyed, including our employee engagement index at 7% higher than our FMCG comparator group and our high performance index at 13% above our FMCG comparator group. Our Group results are also significantly ahead of our FMCG comparator group in the categories of corporate responsibility, diversity & inclusion and talent development.

Our Employment Principles

Our Employment Principles set out a common approach for our Group companies’ policies and procedures, recognising that each Group company must take account of local labour law and practice, and the local political, economic and cultural context.

In developing our Employment Principles, we have sought the views of a cross-section of internal and external stakeholders, and have consulted with employee representatives and (where relevant) with our works councils. All Group companies have adopted our Employment Principles and, through our internal audit processes, are required to demonstrate how these are embedded into the work place.

In addition to our Employment Principles, our Board Diversity Policy specifically applies to our Board and Management Board and is discussed further at pages 81 to 82.

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

Base pay rewards core competence relative to skills, experience and contribution to the Group, while annual bonuses, long-term incentives, recognition schemes and ad hoc incentives provide the right mix to ensure that sustained high performance is recognised and rewarded. We also offer our UK employees the chance to share in our success via our Sharesave Scheme, Partnership Share Scheme and Share Reward Scheme, and operate several similar schemes for senior management in our Group companies.

Our approach to rewarding Group company employees is set out further on pages 95 to 96. Further information on the Company’s Remuneration Policy for Directors can be found on pages 93 to 113.

Gender pay

Since 2018, we have published data relating to UK gender pay in accordance with statutory requirements.

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

Safety risks vary across our business. For example, our manufacturing sites carry lower risks, while the vast majority of all Group accidents are in Trade Marketing & Distribution (TM&D), which involves the distribution and sale of our products. We have close to 30,000 vehicles and motorcycles out on the road every day, often in environments with difficult social or economic conditions. Our goods have a high street value, and in a small number of markets this carries high risk of armed robbery and assault. Poor road infrastructure and wide variations in driving standards and behaviour provide further challenges.

Although these challenges will always exist, our goal is zero accidents across the Group. To help achieve this, we have a comprehensive approach based on risk management and assessments, employee training and awareness, and tailored initiatives for specific issues.

Since 2017, we have implemented a range of additional initiatives, such as ensuring drivers carry less stock, together with extra security measures for route planning and vehicle tracking. We use in-vehicle ‘telematics’ monitoring systems to analyse driver behaviour data, and use the insights to tailor our training programmes and improve driving skills and hazard perception.

In markets where we have introduced distribution by motorcycle, we provide training programmes to reduce risk. These provide practical techniques for different road conditions and types of traffic, safe speeds and distances, and how to spot a potential problem and take action to deal with it safely.

We are pleased to report that our actions are producing improvements. While vehicle-related incidents remained flat in 2019, we saw an 18% reduction in injuries reported across TM&D, driven by a 40% decrease in the number of assaults on our people.

Relatedly, the number of fatalities fell significantly from 12 in 2018 to one across the Group in 2019. This was primarily a result of our concerted effort to address the rise in attacks on our field-force. However, we recognise that changing local conditions, such as increased levels of violence and civil unrest, continue in certain markets and that this requires continuous assessments to ensure the learnings from other markets are rapidly deployed to mitigate any rising trends in potential threats to our people.

We are making every effort to further address these challenges in 2020, notably through sharing best-practice examples across our regions.

You can read about our Principal Group risk relating to workplace health & safety on page 62

Health and Safety Policy

Our Health and Safety Policy recognises the importance of the health, safety and welfare of all our employees and third-party personnel in the conduct of our business operations. We are committed to the prevention of injury and ill-health, and strive for continual improvement in health and safety management and performance. This policy is supported by our Environmental, Health and Safety (EHS) management system, outlined on page 29.

Overall responsibility for Group health and safety is held by the Director, Operations. The Director, Group Talent and Culture, has overall responsibility for all employee and human resources matters.

Our key metrics* in this area include:
– Lost Workday Case Incident Rate (LWCIR): There was a decrease in our LWCIR from 0.29 in 2018 to 0.27 in 2019.

–  Lost workday cases (LWC): The number of work-related accidents (including assaults) resulting in injury to employees and to contractors under our direct supervision, causing absence of one shift or more, decreased from 213 in 2018 to 186 in 2019.

– Serious injuries and fatalities: The total number of serious injuries and fatalities to employees and contractors decreased from 54 in 2018 to 38 in 2019.

*	2018 LWC data has been restated to include Health and Safety data from our recent acquisitions.

42	BAT Annual Report and Form 20-F 2019

Financial Review	Strategic Report	Governance	Financial Statements	Other Information

FINANCIAL PERFORMANCE

SUMMARY

STRONG OPERATIONAL PERFORMANCE DRIVES DELEVERAGING Tadeu Marroco Finance Director

Highlights

–  Group revenue was up 5.7% with profit from operations 3.2% lower than 2018;

–  At constant rates of exchange, adjusted revenue grew 5.6% with adjusted profit from operations up 6.6%;

–  Diluted earnings per share decreased 5.4%. Adjusted diluted earnings per share was up 9.1%, or 8.4% at constant rates;

–  Dividend per share was up 3.6% at 210.4p;

–  Net cash generated from operating activities declined 12.6%; and

–  Cash conversion at 100%.

Non-GAAP measures

In the reporting of financial information, the Group uses certain measures that are not defined by IFRS, the Generally Accepted Accounting Principles (GAAP) under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted revenue from New Categories, adjusted revenue from the Strategic Portfolio, adjusted profit from operations and adjusted diluted earnings per share. Adjusting items are significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. As an additional measure to indicate the results of the Group before the impact of exchange rates on the Group’s results, the movement in adjusted revenue, adjusted revenue from the Strategic Portfolio, adjusted profit from operations and adjusted diluted earnings per share are shown at constant rates of exchange. The Group also includes, where appropriate, measures termed ‘representative’ or ‘organic’ to provide the user with the Group’s performance without the potentially distorting effects of acquisitions, particularly RAI. These non-GAAP measures are explained on pages 258 to 268.

Revenue

In 2019, revenue grew 5.7% to £25,877 million (2018: £24,492 million, up 25.2% on 2017). The higher revenue in 2019 was due to pricing across the cigarettes portfolio (with price mix of 9%) and an increase in revenue from Traditional Oral (up 15%, 2018 up 127%) and New Categories (up 37%, 2018 up 138%), which more than offset a 4.7% decline in cigarette volume (2018: increase of 2.6%). The growth in 2018 was mainly due to the inclusion of RAI as a wholly-owned subsidiary from the acquisition date as 2017 only included approximately five months of revenue from RAI. 2018 revenue was also driven by price mix of 6% (on the combustible brands) and the growth of the New Categories portfolio. Revenue was also affected by the movements of foreign exchange on our reported results which was a tailwind of 0.6% in 2019, compared to a headwind in 2018 of approximately 6%.

After adjusting for the short-term uplift to revenue due to the treatment of excise on bought-in goods and the effect of exchange on the reported result, on a constant currency basis, in 2019 adjusted revenue was up 5.6% as combustibles pricing and the growth of New Categories more than offset a decline in cigarette volume of 4.7%. Excluding the variance created to the Group’s results from the acquisition of RAI and other businesses in 2017, in 2018 adjusted revenue grew 3.5% on an adjusted, constant currency, representative basis as pricing and the growth in New Categories more than offset the decline in combustibles volume on a representative basis.

Definition: Revenue recognised, net of duty, excise and other taxes.

In 2019, revenue includes £18,793 million of revenue from the Strategic Portfolio, an increase of 9% (2018: £17,257 million). Within the Strategic Portfolio, revenue from New Categories was £1,255 million (2018: £917 million).

Definition: Change in revenue before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

Reconciliation of revenue to adjusted revenue at constant rates

		2019	2018	2018	2017

	£m	Change % (vs 2018)	£m	Change % (vs 2017)	£m

Revenue	25,877	+5.7%	24,492	+25%	19,564

Adjusting items	(50)	–	(180)	–	(258)

Add impact of acquisition (for representative calculation)	–	–	–	–	5,577

Adjusted revenue (2017 shown on a representative basis)	25,827	+6.2%	24,312	-2.3%	24,883

Impact of exchange	(144)	–	1,448	–	–

Adjusted revenue at constant rates	25,683	+5.6%	25,760	+3.5%	24,883

BAT Annual Report and Form 20-F 2019	43

Financial Review

INCOME

STATEMENT

Profit from operations

Profit from operations fell by 3.2% to £9,016 million, compared to an increase of 45% to £9,313 million in 2018. This was driven by the recognition of charges related to Quebec Class Action in Canada (£436 million), the settlement of an excise dispute in Russia

(£202 million), amortisation and impairment of trademarks and similar intangibles

(£481 million), the impairment of Indonesian goodwill (£172 million), other smoking and health litigation costs of £236 million (which included Engle progeny in the US) and costs related to the restructuring programmes, which includes Quantum (£264 million). The growth in 2018 was driven by the inclusion of RAI mid-way through 2017.

Raw materials and other consumables costs declined 1.4% to £4,599 million in 2019 mainly due to the end of the contract manufacturing agreement which, due to excise recognition, led to an increase in revenue and in raw materials and other consumables costs. In 2018, this was an increase of 3.2% to £4,664 million due to the higher volume following the acquisition in 2017 of RAI as well as an increase in THP volume, and a year-on-year movement benefiting from a charge of £465 million recognised in 2017 related to the purchase price allocation adjustment to inventory which did not repeat in 2018.

Employee benefit costs increased by 7.2% to £3,221 million in 2019, which includes charges in relation to Quantum of £264 million. In 2018, this was an increase of 12.2% to £3,005 million, due to the acquisition of RAI in 2017.

Depreciation, amortisation and impairment costs increased by £474 million to £1,512 million in 2019 and by £136 million to £1,038 million in 2018. This includes the amortisation and impairment charges of £481 million (2018: £377 million) largely related to the trademarks and similar intangibles capitalised following acquisitions (including RAI, TDR, Skandinavisk Tobakskompagni A/S (ST) and VapeWild).

Definition: Profit for the year before the impact of net finance costs/income, share of post-tax results of associates and joint ventures and taxation on ordinary activities.

Also included in 2019 are goodwill impairment charges in relation to Bentoel in Indonesia (£172 million) recognised in the year following a change in excise rates impacting forecast future performance. The increase in 2018 reflects the full year effect of RAI, with depreciation increasing in 2017 due to the higher depreciation charges following the consolidation of RAI in that year.

Other operating expenses increased by £1,183 million to £7,851 million in 2019 mainly due to the recognition of the charges in respect of Quebec Class Action in Canada (£436 million), Russia excise dispute (£202 million) and other litigation (including Engle progeny in the US) of £236 million. 2018 was up £1,986 million to £6,668 million, largely due to the consolidation of RAI, including charges in relation to the MSA.

Expenditure on research and development was £376 million in 2019 (2018: £258 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Adjusted profit from operations is the Group’s profit from operations before adjusting items. Adjusting items were £2,114 million in 2019 (2018: £1,034 million), including the charges related to trademark amortisation and impairment (discussed above), and restructuring and integration costs of

Definition: Change in profit from operations before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

£565 million (2018: £363 million), of which Quantum incurred £264 million (2018: £nil). Quantum will simplify the business and create a more efficient and agile organisation to support the growth of New Categories. The charge in 2018 included costs related to the implementation of the operating model, integration costs associated with the acquisition of RAI and factory rationalisations (in Germany, Russia and APME).

In 2019, the Group also incurred a £436 million charge in respect of the Quebec Class Action in Canada, amortisation and impairment of trademarks and similar intangibles (£481 million), a charge of £202 million related to an excise dispute in Russia, impairment of goodwill in Indonesia (£172 million) and other smoking and health litigation costs of £236 million, including Engle progeny in the US.

In 2018, the Group incurred an impairment of assets in Venezuela due to the accounting revaluation (related to hyperinflationary accounting) of £110 million and £178 million charge due to Engle progeny cases in the US.

In 2019, adjusted profit from operations grew by 7.6% to £11,130 million or 6.6% to £11,032 million on a constant currency basis. This compared to an increase of 38% in 2018 which was largely driven by the full year effect of the acquisition of RAI in 2017. On a representative basis, adjusted profit from operations at constant rates increased by 4.0% in 2018.

Analysis of profit from operations, net finance costs and results from associates and joint ventures

					2019	2018

	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items £m	Adjusted £m

Profit from operations

US	4,410	626	5,036	(238)	4,798	4,006	505	4,511

APME	1,753	306	2,059	43	2,102	1,858	90	1,948

AmSSA	1,204	638	1,842	70	1,912	1,544	194	1,738

ENA	1,649	544	2,193	27	2,220	1,905	245	2,150

Total regions	9,016	2,114	11,130	(98)	11,032	9,313	1,034	10,347

Net finance (costs)/income	(1,602)	80	(1,522)	56	(1,466)	(1,381)	(4)	(1,385)

Associates and joint ventures	498	(25)	473	(7)	466	419	(32)	387

Profit before tax	7,912	2,169	10,081	49	10,032	8,351	998	9,349

44	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Operating margin

Operating margin in 2019 declined by 320 bps to 34.8% as the growth in revenue was more than offset by continued investment in the development of New Categories and the impact of the charges related to Quebec, Russia, Indonesia, amortisation of trademarks, other litigation and Quantum as described in note 3 in the Notes on the Accounts.

In 2018, operating margin was ahead of 2017 by over 500 bps to 38.0%, as the Group’s performance and the full year impact of RAI more than offset the increased spend related to the New Category portfolio and restructuring and integration costs incurred.

In 2019, adjusted operating margin grew by 50 bps driven by combustibles pricing and cost management initiatives, fuelling the investment into New Categories.

In 2018, adjusted operating margin grew by 150 bps largely due to the full year effect of RAI. On a representative basis, this was an increase of 40 bps as the impact of pricing more than offset the investment into New Categories and inflation on the cost base.

Net finance costs

In 2019, net finance costs increased £221 million to £1,602 million, largely driven by higher short-term borrowings required to fund the timing of payments, interest on leases recognised under IFRS 16, working capital movements in the period and the impact of the translational headwind on costs due to the relative weakness of sterling against the US dollar. In 2018, net finance costs increased by £287 million to £1,381 million, largely due to the full year effect of servicing higher level of debt following the acquisition of RAI.

Definition: Profit from operations as a percentage of revenue.

In 2018, the Group recognised a monetary gain arising from the revaluation of the Group’s operations in Venezuela in line with hyperinflation (£45 million), which has been treated as an adjusting item. Before the impact of adjusting charges related to the Franked Investment Income Group Litigation Order (FIIGLO), as discussed on page 147, (£28 million in 2019 and £25 million in 2018), interest in relation to the Russia excise dispute (2019: £50 million), a £12 million charge in 2018 in relation to retrospective guidance by a tax authority on overseas withholding tax, the monetary gain in Venezuela in 2018 and the translation impact of foreign exchange, adjusted net finance costs were 5.8% higher in 2019 and 59.2% higher in 2018. The movement in 2018 reflected the full year’s interest charges following the acquisition of RAI, including the increased borrowings to finance the acquisition and the consolidation into the Group’s accounts of RAI’s borrowings.

The Group’s average cost of debt in 2019 was 3.3%, compared to 3.0% in 2018.

Definition: Adjusted profit from operations as a percentage of adjusted revenue.

Associates and joint ventures

Associates in 2019 largely comprised the Group’s shareholding in its Indian associate, ITC. The Group’s share of post-tax results of associates and joint ventures, included at the pre-tax level under IFRS, increased 19% to £498 million largely due to improved operational performance of ITC and the benefit from lower corporate tax following the change in rates in India. In 2018, this was a decline of 98% to £419 million, as 2017 included the results of RAI prior to the acquisition, after which it was consolidated as a wholly-owned subsidiary, with 2017 also including the recognition of a gain of £23.3 billion, which arose as the Group was deemed, under IFRS, to have disposed of RAI as an associate in that period.

Excluding the effect of adjusting items, including a gain arising on the deemed disposal of part of the Group’s shareholding in ITC (due to issuances to employee trusts), the Group’s share of associates and joint ventures on an adjusted, constant currency basis was 20% higher in 2019, at £466 million. In 2018, this was a decline of 58.5% to £420 million as the Group ceased to recognise the results of RAI as an associate.

Analysis of profit from operations, net finance costs and results from associates and joint ventures

					2018	2017

	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items £m	Adjusted £m	Uplift due to acq £m	Adjusted repres £m

Profit from operations

US	4,006	505	4,511	175	4,686	1,165	763	1,928	2,502	4,430

APME	1,858	90	1,948	151	2,099	1,902	147	2,049	25	2,074

AmSSA	1,544	194	1,738	184	1,922	1,648	134	1,782	22	1,804

ENA	1,905	245	2,150	67	2,217	1,697	473	2,170	29	2,199

Total regions	9,313	1,034	10,347	577	10,924	6,412	1,517	7,929	2,578	10,507

Net finance (costs)/income	(1,381)	(4)	(1,385)	(30)	(1,415)	(1,094)	205	(889)

Associates and joint ventures	419	(32)	387	33	420	24,209	(23,197)	1,012

Profit before tax	8,351	998	9,349	580	9,929	29,527	(21,475)	8,052

BAT Annual Report and Form 20-F 2019	45

Financial Review

INCOME STATEMENT

CONTINUED

Tax

In 2019, the tax charge in the Income Statement was £2,063 million, compared to £2,141 million in 2018 and a credit of £8,129 million in 2017. The 2017 credit was largely due to the impact of the change in tax rates in the US which led to a credit of £9.6 billion related to the revaluation of deferred tax liabilities arising on the acquired net assets of RAI, and described below. The tax rates in the Income Statement are therefore a charge of 26.1% in 2019, a charge of 25.6% in 2018 and a credit of 27.5% in 2017. These are also affected by the inclusion of adjusting items described earlier and the associates and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding these items and the deferred tax credit in 2017, the underlying tax rate for subsidiaries was 26.0% in 2019, 26.4% in 2018 and 29.7% in 2017. See the section Non-GAAP measures on page 263 for the computation of underlying tax rates for the periods presented.

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

The tax strategy outlined above is applicable to all Group companies, including the UK Group companies. Reference to tax authorities includes HMRC.

The publication of this strategy is considered to constitute compliance with the duty under paragraph 16(2) Schedule 19 Part 2 of the UK Finance Act 2016.

The taxation on ordinary activities for 2019 was a charge of £2.1 billion, compared to a charge of £2.1 billion in 2018 and a credit of £8.1 billion in 2017. Corporation tax paid (due to the timing of corporation tax instalment payments which straddle different financial years) was £2.2 billion in 2019 (2018: £1.9 billion, 2017: £1.7 billion).

Our tax footprint extends beyond corporation tax, including significant payment of employment taxes and other indirect taxes including customs and import duties. The Group also collects taxes on behalf of governments (including tobacco excise, employee taxes, VAT and other sales taxes). The total tax paid in 2019 of £41.4 billion (2018: £39.9 billion, 2017: £37.4 billion) therefore consists of both taxes borne and taxes collected as shown in the table provided.

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

Major taxes paid 2019 (£bn) £41.4bn

Major taxes paid

		2019 £bn	2018 £bn

●	Tobacco excise (collected)	32.4	31.1

●	Net VAT and other sales taxes (collected)	5.8	5.9

●	Corporation tax (borne)	2.2	1.9

●	Customs and import duties (borne)	0.3	0.3

●	Taxes paid by employee (collected)	0.5	0.5

●	Employment taxes (borne)	0.2	0.2

		41.4	39.9

The movements in deferred tax, taken through other comprehensive income, mainly relate to the change in the valuation of retirement benefits in the year, as disclosed in note 12 in the Notes on the Accounts.

Deferred tax asset/(liability)

	2019 £m	2018 £m	2017 £m
Opening balance	(17,432)	(16,796)	(216)

Difference on exchange	680	(1,011)	852

Recognised on acquisition of RAI	–	–	(27,065)

Impact of US tax reforms	–	–	9,620

Changes in tax rates	47	70	–

Other (charges)/credits to the income statement	(55)	304	152

Other credits/(charges) to other comprehensive income	138	(7)	(133)
Other movements	(4)	8	(6)
Closing balance	(16,626)	(17,432)	(16,796)

46	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Earnings per share

Profit for the year was £5,849 million, a 5.8% decline compared to £6,210 million in 2018 (itself a decline of 84% on 2017). The movement in 2019 was driven by the recognition of charges in relation to Quebec, Russia, Indonesia, the impairment of acquired brands, other litigation charges, Quantum and higher net finance costs, as previously discussed, which more than offset an increase in revenue across all product categories. The movement in 2018 was largely due to accounting gains in 2017 related to the acquisition of RAI and the deferred tax credit arising from the US tax reform, which both arose in the prior year.

Consequently, and after accounting for the movement in non-controlling interests in the year, basic earnings per share were 5.4% lower at 249.7p (2018: 264.0p, 2017: 1,833.9p). After accounting for the dilutive effect of employee share schemes, diluted earnings per share were 249.0p, 5.4% lower than 2018 (2018: 263.2p, 2017: 1,827.6p).

Earnings per share are impacted by the adjusting items discussed above. Adjusted diluted EPS, as calculated in note 7 in the Notes on the Accounts, was up against the prior year by 9.1% at 323.8p, with 2018 ahead of 2017 by 5.2% at 296.7p. Adjusted diluted EPS at constant rates would have been 8.4% ahead of 2018 at 321.6p, with 2018 up 11.8% against 2017.

Dividends

The Group pays its dividends to shareholders over four quarterly interim dividends. Quarterly dividends provide shareholders with a more regular flow of dividend income and allow the Company to spread its substantial dividend payments more evenly over the year. The dividends align better with the cash flow generation of the Group and so enable the Company to fund the payments more efficiently.

The Board has declared an interim dividend of 210.4p per ordinary share of 25p, payable in four equal quarterly instalments of 52.6p per ordinary share in May 2020, August 2020, November 2020 and February 2021. This represents an increase of 3.6% on 2018, (2018: 203.0p per share), and a payout ratio, on 2019 adjusted diluted earnings per share, of 65.0% (2018: 68.4%).

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates.

Under IFRS, the dividend is recognised in the year that it is approved by shareholders or, if declared as an interim dividend by directors, in the period that it is paid. Following a review of the Group’s 2018 Annual Report and Accounts conducted by the Financial Reporting Council (FRC), an error was identified whereby the Group had previously recognised the interim dividend that would be paid in the subsequent period as a liability on the balance sheet. The effect was to overstate liabilities and reduce equity by £1.0 billion in 2017 and £1.1 billion in 2018. Assessing the nature of the error, it was considered to be immaterial by the Directors as it did not affect the primary users of the financial statements (see page 130) as there was no impact to the amount or timing of the dividends received.

In 2019, the Group revised the recognition of the dividend in the accounts to be in accordance with IFRS. The 2019 Statement of Changes in Equity reflects the remaining three quarterly dividends that were paid in the period, which, in total amount to £3,476 million (2018: £4,463 million). The cash flow, prepared in accordance with IFRS, reflects the total cash paid in the period. Further details of the total amounts of dividends paid in 2019 (with 2018 comparatives) are given in note 18 in the Notes on the Accounts.

Dividends are declared and payable in sterling except for those shareholders on the branch register in South Africa, where dividends are payable in rand. The equivalent dividends receivable by holders of ADSs in US dollars are calculated based on the exchange rate on the applicable payment date.

Further details of the quarterly dividends and key dates are set out under ‘Shareholder information’ on pages 300 and 301.

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

The discussion of 2017 results that are not necessary to an understanding of the Group’s financial condition, changes in financial condition and results of operations is excluded from this Financial Review in accordance with applicable US Securities laws. Discussion of such 2017 metrics is contained in the Group’s Annual Report on Form 20-F 2018, which is available at bat.com/annualreport and has been filed with the SEC. Information contained in pages 33 to 47 of the Annual Report on Form 20-F 2018 are accordingly incorporated by reference into this Annual Report on Form 20-F 2019 only to the extent such information pertains to the Group’s financial condition and results of operations for the fiscal year ended 31 December 2017.

BAT Annual Report and Form 20-F 2019	47

Financial Review

TREASURY AND

CASH FLOW

Treasury, liquidity and

capital structure

The Treasury Function is responsible for raising finance for the Group and managing the Group’s cash resources and the financial risks arising from underlying operations. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the Group. Such instruments are only used if they relate to an underlying exposure; speculative transactions are expressly forbidden under the Group’s treasury policy. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury Function. See note 22 in the Notes on the Accounts for further detail.

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2019, the average centrally managed debt maturity was 9.1 years (2018: 8.8 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.6% (2018: 18.4%).

The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of 4.5 times. The Group targets a gross interest cover, as calculated under its key central banking facilities, of greater than 5 times. For 2019, it was 7.1 times (2018: 7.2 times).

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 31 December 2019, the relevant ratios of floating to fixed rate borrowings were 18:82 (2018: 21:79) on a net basis.

As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

The Group has early adopted the Amendments to IFRS 9 Financial Instruments in respect of the Interest Rate Benchmark Reform as a result of the UK Financial Conduct Authority’s announcement on 27 July 2017.

Considering the relevant hedge relationships impacted by these amendments, as at 31 December 2019, the Group has floating rate borrowings with nominal value £1,929 million and US$750 million (£566 million) that are due to mature in January 2022 and August 2022, respectively.

In relation to the Group’s floating rate borrowings and hedge instruments, there is exposure to uncertainty arising from changes in the USD LIBOR, EURIBOR and GBP LIBOR benchmarks. The Group believes that its contracts with interest rates based on these benchmarks adequately provide for alternate calculations of interest in the event that they are unavailable. The Group believes that any resulting ineffectiveness consequent to the Interest Rate Benchmark Reform is likely to be immaterial. Although these calculations may cause an administrative burden, the Group does not believe that these would materially adversely affect the Group or its ability to manage its interest rate risk.

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

The Group maintains a two-tranche £6 billion revolving credit facility. This consists of a £3 billion 364-day revolving credit facility (which, in July 2019, was extended to mature in July 2020) and a £3 billion revolving credit facility maturing in 2021. On 12 March 2020, the Group refinanced the existing two-tranche £6 billion revolving credit facility with a new two-tranche £6 billion revolving credit facility. This consists of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options).

In July 2019, the Group also arranged short-term bilateral facilities with some of its core banks for a total amount of £745 million.

The Group also maintains a £25 billion EMTN programme, and US (US$4 billion) and European (£3 billion) commercial paper programmes to accommodate the liquidity needs of the Group.

At 31 December 2019, the revolving credit facility was undrawn (2018: undrawn) with £1,056 million of commercial paper outstanding (2018: £536 million).

In July 2019, the Group filed a shelf registration statement on Form F-3 with the SEC pursuant to which B.A.T Capital Corporation and B.A.T. International Finance p.l.c. may issue debt securities guaranteed by certain members of the Group from time to time. This forms part of the Group’s strategy to ensure flexible and agile access to capital markets and the registration statement is initially valid for three years.

Management believes that the Group has sufficient working capital for present requirements, taking into account the amounts of undrawn borrowing facilities and levels of cash and cash equivalents, and the ongoing ability to generate cash.

Cash flow

Net cash generated from

operating activities

In 2019, net cash generated from operating activities declined by £1,299 million (or 12.6%) largely due to the timing of part of the 2018 MSA payment (£1.4 billion) which was paid in 2017 and due to working capital movements, particularly in Australia where the payment terms related to excise were changed in the year, removing bonded warehousing and increasing inventory values.

In 2018, net cash generated from operating activities increased by £4,948 million to £10,295 million, principally due to the full year effect from RAI, compared to approximately five months’ contribution to 2017, the timing of payments related to the MSA in the US and an increase in debtor factoring by approximately £300 million. These more than offset a reduction in dividends from associates following the acquisition of RAI. Other movements include:

–	the increase in inventory in 2018 was predominantly related to the timing of leaf purchases and inventory movements in Romania, Turkey and Russia;

–	the increase in trade and other payables was driven by higher excise payables which are impacted by the timing of inventory movements in the supply chain; and

–	the final quarterly payments in relation to the Quebec Class Action in 2017.

Net cash used in investing activities

In 2019, net cash used in investing activities declined by £382 million to £639 million (2018: £1,021 million), largely due to a net inflow of £148 million from short-term investment products, including treasury bills (2018: £153 million net outflow) and a reduction in purchases of property, plant and equipment of £94 million.

*

A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

48	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and certain intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing software and IT systems). In 2019, the Group invested £807 million, a decrease of 8.6% on the prior year (2018: £883 million). The Group expects gross capital expenditure in 2020 of £650 million, mainly related to the ongoing investment in the Group’s operational infrastructure including the expansion of our New Categories portfolio.

Net cash used in financing activities

Net cash used in financing activities was an outflow of £8,593 million in 2019 (2018: £9,630 million outflow).

The 2019 outflow was mainly due to the repayment (at maturity) or early redemption (as part of the Group’s liquidity management strategy) of bonds in the year totalling £5.1 billion, discussed below. This more than offset the inflow from the four bonds issued (totalling US$3.5 billion or £2.7 billion) in September 2019, following the shelf registration in the US referred to on page 48. The 2019 outflow also included the increased dividend payment of £4,598 million (2018: £4,347 million) due to the higher dividend per share and interest paid in the year of £1,601 million (2018: £1,557 million).

In March and June 2019, the Group repaid €820 million and US$750 million of bonds at maturity, respectively.

As part of the liquidity management strategy, the Group redeemed, prior to their maturity in 2020, US$2.25 billion and US$1.25 billion of bonds in September 2019 and November 2019, respectively. The Group also repaid US$650 million of bonds (in September 2019) and £500 million of bonds (in December 2019) at maturity.

The 2018 outflow was also due to the payment of a €0.4 billion bond (in March 2018) and three bonds totalling US$2.5 billion (in June 2018) at maturity, the repayment of £0.6 billion, under the revolving credit facility and £1.2 billion of commercial paper outstanding in each case at 31 December 2017.

Eight series of US$ denominated bonds totalling US$17.25 billion were issued in August 2017 pursuant to Rule 144A with registration rights, whereby the Group committed to investors that the bonds would be exchangeable for registered notes. In October 2018, investors were offered to exchange their unregistered bonds for registered bonds in line with the registration rights. The exchange offer was completed in November 2018 with 99.7% of the bonds exchanged.

Summary cash flow

	2019 £m	2018 £m	2017 £m
Cash generated from operations	10,948	11,972	6,119
Dividends received from associates	252	214	903
Tax paid	(2,204)	(1,891)	(1,675)
Net cash generated from operating activities	8,996	10,295	5,347
Net cash used in investing activities	(639)	(1,021)	(18,544)
Net cash (used in)/from financing activities	(8,593)	(9,630)	14,759
Differences on exchange	(57)	(138)	(391)
(Decrease)/increase in net cash and cash equivalents	(293)	(494)	1,171

Cash flow conversion

The conversion of profit from operations to net cash generated from operating activities may indicate the Group’s ability to generate cash from the profits earned. Based upon net cash generated from operating activities, the Group’s conversion rate decreased from 111% to 100% in 2019. This was largely due to the timing of the payment for the MSA in December 2017 (positively impacting 2018 conversion).

BAT Annual Report and Form 20-F 2019	49

Financial Review

TREASURY AND CASH FLOW

CONTINUED

Borrowings and net debt

Total borrowings decreased to £45,366 million in 2019 (2018: £47,509 million) largely due to the repayment of borrowings in the year, driven by the cash flow generated by the business and a foreign exchange tailwind of £1,566 million, partly offset by the recognition of lease liabilities under IFRS 16 (£607 million), which are included in ‘borrowings’ and the payment of dividends to shareholders in the period. The 4% decrease in 2018 was largely due to the repayment, on maturity, of a €400 million bond in March 2018 and three bonds totalling US$2,500 million in June 2018.

Total borrowings includes £848 million (31 December 2018: £944 million) in respect of the purchase price adjustments related to the acquisition of RAI.

As discussed on page 48, the Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

Net debt is a non-GAAP measure and is defined as total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value.

Net debt, at 31 December 2019, was £42,574 million (2018: £44,351 million; 2017: £45,571 million), with the movement in net debt largely due to the repayment of the outstanding bonds and a foreign exchange benefit of £873 million largely due to the movement of US$ to sterling (2018: £1,963 million headwind).

Adjusted net debt to adjusted EBITDA

The Group uses adjusted net debt to adjusted EBITDA, as defined on page 267, to assess its level of adjusted net debt in comparison to the earnings generated by the Group. This is deemed by management to reflect the Group’s ability to service and repay borrowings. In 2019, the ratio of adjusted net debt to adjusted EBITDA was 3.5 times, representing an improvement from 4.0 times at the end of 2018. The improvement in 2018 from 5.3 times in 2017 was due to the additional adjusted net debt arising as part of the acquisition of RAI in 2017, with only five months of RAI contribution to adjusted EBITDA recognised in that year.

The Group’s adjusted net debt to adjusted EBITDA ratio is subject to the fluctuations in the foreign exchange market by virtue of the Group’s foreign currency denominated earnings and the exposure of the debt portfolio to, predominantly, the US dollar. In 2019, due to the relative movement in the US dollar against sterling, the sterling value of adjusted net debt declined by £873 million. Excluding the impact of foreign exchange on the Group’s reported results, adjusted net debt to adjusted EBITDA declined 0.4x in 2019 (2018: decline 0.4x) on a constant rate basis.

Refer to page 267 for a full reconciliation from borrowings to adjusted net debt, profit for the year to adjusted EBITDA and the ratio of adjusted net debt to adjusted EBITDA, at both current and constant rates of exchange.

Reconciliation of total borrowings to adjusted net debt

	2019 £m	2018 £m	2017 £m
Total borrowings	45,366	47,509	49,450
Derivatives in respect of net debt:
– assets	(527)	(647)	(640)
– liabilities	384	269	117
Cash and cash equivalents	(2,526)	(2,602)	(3,291)
Current investments held at fair value	(123)	(178)	(65)
Net debt	42,574	44,351	45,571
Purchase price adjustment (PPA) to RAI debt	(848)	(944)	(947)
Adjusted net debt	41,726	43,407	44,624

Retirement benefit schemes

The Group’s subsidiaries operate over 190 retirement benefit arrangements worldwide. The majority of the scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The present total value of funded scheme liabilities as at 31 December 2019 was £11,726 million (2018: £11,317 million), while unfunded scheme liabilities amounted to £1,135 million (2018: £1,106 million). The schemes’ assets declined to £11,925 million in 2018 (largely due to actuarial losses of £531 million) and declined to £11,860 million in 2019, partly due to the pension buy-in in the UK (discussed on page 159). After excluding unrecognised scheme surpluses of £28 million (2018: £20 million), the overall net liability for all pension and healthcare schemes in Group subsidiaries amounted to £1,029 million at the end of 2019, compared to £518 million at the end of 2018. Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments.

Litigation and settlements

As discussed in note 27 in the Notes on the Accounts, various legal proceedings or claims are pending or may be instituted against the Group.

Government activity

The marketing, sale, taxation and use of tobacco products have been subject to substantial regulation by government and health officials for many years. For information about the risks related to regulation, see page 59 and pages 276 to 281.

50	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

OTHER

Off-balance sheet arrangements and contractual obligations

Except for certain indemnities, the Group has no significant off-balance sheet arrangements. The Group has contractual obligations to make future payments on debt guarantees. In the normal course of business, it enters into contractual arrangements where the Group commits to future purchases of goods and services from unaffiliated and related parties. See page 270 for a summary of the contractual obligations as at 31 December 2019.

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

The critical accounting estimates are described in note 1 in the Notes on the Accounts and include:

–	review of asset values, including goodwill and impairment testing;

–	estimation and accounting for retirement benefit costs; and

–	estimation of provisions, including as related to taxation and legal matters.

The critical accounting judgements are described in note 1 in the Notes on the Accounts and include:

–	identification and quantification of adjusting items;

–	determination as to whether to recognise provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims;

–

determination that an error, identified following a review by the FRC (and discussed on page 175) was immaterial and did not require restatement of the prior periods as, whilst the effect was to overstate liabilities and reduce equity by £1.0 billion in 2017 and £1.1 billion in 2018, it did not affect the primary users of the financial statements (see page 175) as there was no impact to the amount or timing of the dividends received;

–	determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exist in relation to investments held by the Group; and

–	review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency or multiple exchange rates.

Accounting developments

Other than as stated below, there were no further material changes to the accounting standards applied in 2019 from those applied in 2018.

IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective from 1 January 2018, and the impact of these changes is also disclosed in note 1 in the Notes on the Accounts.

IFRS 16 Leases was published in January 2016 with a mandatory effective date of 1 January 2019. The effect is that virtually all leasing arrangements are brought on to the balance sheet as financial obligations and ‘right-of-use’ assets. The impact of applying the Standard to the Group’s reported profit in 2019, 2018 or 2017 would not have been material.

Foreign exchange rates

	Average			Closing

	2019	2018	2017	2019	2018	2017

Australian dollar	1.836	1.786	1.681	1.885	1.809	1.730

Brazilian real	5.035	4.868	4.116	5.329	4.936	4.487

Canadian dollar	1.694	1.730	1.672	1.718	1.739	1.695

Euro	1.140	1.130	1.142	1.180	1.114	1.127

Indian rupee	89.898	91.227	83.895	94.558	88.916	86.343

Japanese yen	139.234	147.376	144.521	143.967	139.733	152.387

Russian rouble	82.623	83.677	75.170	82.282	88.353	77.880

South African rand	18.437	17.643	17.150	18.525	18.321	16.747

US dollar	1.277	1.335	1.289	1.325	1.274	1.353

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

The key Group risks include analyses of financial risk and the Group’s approach to financial risk management. Notes 19 and 22 in the Notes on the Accounts provide further detail on the Group’s borrowings and management of financial risks.

The Group has, at the date of this report, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budget, plans and financing arrangements for the next three years, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

BAT Annual Report and Form 20-F 2019	51

Financial Review

REGIONAL REVIEW

Operational growth demonstrates inherent business model

strength in all regions – offset by short-term headwinds

UNITED

STATES

AMERICAS AND

SUB-SAHARAN AFRICA

Volume

	2019 units	vs 2018%	2018 units	vs 2017%	2017 units
Cigarettes (bn sticks)	73	-6.0%	77	-5.3%	82
Other (bn sticks eq)*	–	–	–	–	–
Combustibles (bn sticks)	73	-6.0%	77	-5.3%	82
New Categories:
Vapour (10ml/pods)	103	-6.2%	109	+36.0%	80
THP (bn sticks)	–	–	–	–	–
Modern Oral (mn pouches)	112	–	–	–	–
Traditional Oral (bn sticks eq)	8	-1.5%	8	-2.3%	8

*	Other combustibles includes MYO/RYO

Volume

	2019 units	vs 2018%	2018 units	vs 2017%	2017 units
Cigarettes (bn sticks)	152	-3.1%	157	-5.4%	166
Other (bn sticks eq)*	2	-8.2%	2	-17.4%	3
Combustibles (bn sticks)	154	-3.1%	159	-5.6%	169
New Categories:
Vapour (10ml/pods)	14	+191%	5	n/m	–
THP (bn sticks)	–	n/m	–	n/m	–
Modern Oral (mn pouches)	8	n/m	–	n/m	–
Traditional Oral (bn sticks eq)	–	n/m	–	n/m	–

*	Other combustibles includes MYO/RYO

Revenue

	2019 £m	vs 2018%	vs 2018 (adj at cc) %	2018 £m	vs 2017%	vs 2017 (adj repres at cc) %
Combustibles	9,078	+8.6%	+3.8%	8,358	+128%	+0.8%
New Categories:
Vapour	207	+12.4%	+7.4%	184	+149%	+20%
THP	1	-7.7%	-11.7%	1	–	–
Modern Oral	9	n/m	n/m	–	–	–
Total New Categories	217	+17.1%	+11.9%	185	+149%	+20%
Traditional Oral	1,052	+14.5%	+9.5%	919	+129%	+7.1%
Other	26	-21.2%	-27.1%	34	+88%	-28%
Revenue	10,373	+9.2%	+4.4%	9,495	+128%	+1.5%

Revenue

	2019 £m	vs 2018%	vs 2018 (adj at cc) %	2018 £m	vs 2017%	vs 2017 (adj repres at cc) %
Combustibles	3,992	+2.7%	+8.5%	3,886	-4.9%	+5.3%
New Categories:
Vapour	43	+120%	+117%	20	n/m	n/m
THP	–	n/m	n/m	–	n/m	n/m
Modern Oral	1	n/m	n/m	–	n/m	n/m
Total New Categories	44	+119%	+116%	20	n/m	n/m
Traditional Oral	–	n/m	n/m	–	n/m	n/m
Other	225	+10.2%	+13.1%	205	-14%	+1.0%
Revenue	4,261	+3.6%	+9.2%	4,111	-4.9%	+5.6%

Profit from operations/Operating margin

	2019 £m	vs 2018%	vs 2018 (adj at cc) %	2018 £m	vs 2017%	vs 2017 (adj repres at cc) %
Profit from operations	4,410	+10.1%	+6.4%	4,006	+244%	+5.8%
Operating margin (%)	42.5%	+30 bps		42.2%	+1,420 bps

Profit from operations/Operating margin

	2019 £m	vs 2018%	vs 2018 (adj at cc) %	2018 £m	vs 2017%	vs 2017 (adj repres at cc) %
Profit from operations	1,204	-22.0%	+10.0%	1,544	-6.3%	+6.5%
Operating margin (%)	28.3%	-930 bps		37.6%	-60 bps

52	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

EUROPE AND

NORTH AFRICA

ASIA-PACIFIC AND

MIDDLE EAST

Volume

	2019 units	vs 2018%	2018 units	vs 2017%	2017 units
Cigarettes (bn sticks)	230	-6.3%	246	-5.3%	260
Other (bn sticks eq)*	17	-7.9%	18	-8.2%	19
Combustibles (bn sticks)	247	-6.4%	264	-5.6%	279
New Categories:
Vapour (10ml/pods)	108	+44%	75	+26.3%	59
THP (bn sticks)	1.1	+334%	–	n/m	–
Modern Oral (mn pouches)	1,071	+157%	414	+108%	199
Traditional Oral (bn sticks eq)	1	+8.3%	1	+23.3%	1

*	Other combustibles includes MYO/RYO

Volume

	2019 units	vs 2018%	2018 units	vs 2017%	2017 units
Cigarettes (bn sticks)	213	-3.7%	221	-1.3%	224
Other (bn sticks eq)*	2	+1.5%	2	+10.4%	2
Combustibles (bn sticks)	215	-3.7%	223	-1.2%	226
New Categories:
Vapour (10ml/pods)	1	n/m	–	n/m	–
THP (bn sticks)	8	+20.1%	7	+208%	2
Modern Oral (mn pouches)	3	n/m	–	n/m	–
Traditional Oral (bn sticks eq)	–	n/m	–	n/m	–

*	Other combustibles includes MYO/RYO

Revenue

	2019 £m	vs 2018%	vs 2018 (adj at cc) %	2018 £m	vs 2017%	vs 2017 (adj repres at cc) %
Combustibles	5,544	-0.7%	+3.0%	5,585	-3.1%	+3.3%
New Categories:
Vapour	147	+29.2%	+30.1%	114	+22%	+15%
THP	56	+200%	+200%	19	n/m	n/m
Modern Oral	116	+234%	+246%	34	+139%	+146%
Total New Categories	319	+91.0%	+93.6%	167	+55%	+48%
Traditional Oral	29	+33.4%	+38.5%	22	+51%	+58%
Other	198	-14.2%	-14.3%	230	+4.3%	-14.1%
Revenue	6,090	+1.4%	+5.0%	6,004	-1.7%	+3.5%

Revenue

	2019 £m	vs 2018%	vs 2018 (adj at cc) %	2018 £m	vs 2017%	vs 2017 (adj repres at cc) %
Combustibles	4,387	+3.4%	+4.4%	4,243	-8.9%	-1.2%
New Categories:
Vapour	4	+906%	+902%	–	n/m	n/m
THP	671	+23.2%	+16.8%	545	+170%	+175%
Modern Oral	–	–	–	–	n/m	n/m
Total New Categories	675	+23.9%	+17.5%	545	+170%	+175%
Traditional Oral	–	–	–	–
Other	91	-3.5%	-6.9%	94	-20%	-14%
Revenue	5,153	+5.6%	+5.6%	4,882	-1.8%	+5.7%

Profit from operations/Operating margin

	2019 £m	vs 2018%	vs 2018 (adj at cc) %	2018 £m	vs 2017%	vs 2017 (adj repres at cc) %
Profit from operations	1,649	-13.4%	+3.3%	1,905	+12.3%	+0.8%
Operating margin (%)	27.1%	-460 bps		31.7%	+390 bps

Profit from operations/Operating margin

	2019 £m	vs 2018%	vs 2018 (adj at cc) %	2018 £m	vs 2017%	vs 2017 (adj repres at cc) %
Profit from operations	1,753	-5.7%	+7.9%	1,858	-2.3%	+1.2%
Operating margin (%)	34.0%	-410 bps		38.1%	-20 bps

BAT Annual Report and Form 20-F 2019	53

Financial Review

REGIONAL REVIEW

CONTINUED

UNITED STATES

COMBUSTIBLES PRICING DRIVES STRONG REVENUE GROWTH Ricardo Oberlander President and CEO (RAI)

Volume and share

The cigarette industry volume was estimated to be 5.3% lower than 2018, with 2018 down 4.5% on 2017. In 2019, this was largely due to the growth of vapour and the timing and frequency of pricing in the year. In 2018, the decline was largely driven by the impact of higher fuel prices on disposable income, the growth of the vapour category and the full year effect of the change in excise in 2017 in California.

Total cigarette value share increased 30 bps (2018: up 25 bps) with volume share from the strategic cigarette portfolio up 20 bps (2018: up 10 bps) driven by Newport and Natural American Spirit (which combined to drive premium volume share up 50 bps; 2018: up 30 bps). This was partly offset by Pall Mall. Total cigarette volume share was down 10 bps as the strategic cigarette portfolio performance was more than offset by declines across the remainder of the portfolio.

In 2019, cigarette volume from the US business was 73 billion sticks, a decline of 6.0% on 2018, largely driven by the market contraction. In 2018, cigarette volume was 77 billion sticks, an increase of 118% due to the recognition of a full year’s volume from RAI. On a representative basis, this was 5.3% lower than in 2017.

In vapour, the Vuse portfolio performed well as the category faced a number of challenges in the US. Alto vapour value share increased to 15.4% in December 2019. This drove an increase in the total Vuse value share to 21.2% in December 2019 (December 2018: 12.5%), despite a 6.2% decline in consumable volume, which had grown 36% in 2018 (due to the impact of a product recall on the Vibe variant due to an isolated issue with batteries in 2018).

Value share of Traditional Moist Oral increased 80 bps, largely due to the performance of Grizzly, with total volume share of moist up 10 bps. Total volume of Traditional Oral declined 1.5% (2018: down 2.3% on a representative basis). 2018 volume was down on a representative basis as 2017 benefited from a competitor’s product recall in 2017.

In the Modern Oral category, Velo was rolled out to over 100,000 retail outlets, achieving a category volume share of 10.1% in December 2019.

Revenue

Reported revenue increased 9.2% to £10,373 million (2018: £9,495 million, an increase on 2017 of 128%), with growth across all categories (discussed below) and a favourable currency tailwind due to the relative strength of the US dollar against sterling of approximately 5%. The 2018 movement was largely due to the 12-month inclusion of results from RAI, compared to approximately five months in 2017.

Excluding the impact of currency on the reported results, adjusted revenue on a constant currency basis was up 4.4% on 2018, with 2018 up 1.5% on 2017 on a constant currency, representative basis.

In 2019, revenue from combustibles grew 8.6% as pricing led to an increase in price/mix on cigarettes of 10%. This more than offset a decline in cigarette volume. In 2018, this was a growth of 128%, due to the full year effect of the RAI acquisition. On a constant currency and, in 2018, representative basis, combustibles grew 3.8% in 2019 and 0.8% in 2018.

In 2019, revenue from vapour grew by 12.4% to £207 million, driven by the success of Alto. In 2018, this was an increase of 149% to £184 million. On a constant currency and, in 2018, representative basis, vapour revenue grew 7.4% in 2019 and 20% in 2018.

In 2019, revenue from Traditional Oral grew 14.5% to £1,052 million, or 9.5% on a constant currency basis, as pricing more than offset a decline in volume. In 2018, revenue from Traditional Oral was up 129% on 2017, driven by the full year effect of the RAI acquisition. On a constant currency, representative basis, this was an increase of 7.1%.

In 2019, following the national roll-out of Velo, revenue from Modern Oral reached £9 million. There was no equivalent revenue in 2018 or 2017.

Profit from operations

Reported profit from operations was £4,410 million, an increase of 10.1% on 2018. This was due to the growth in revenue and lower MSA charges in the year which more than offset an increase in marketing investment behind New Categories.

The performance also benefited from efficiencies delivered since the acquisition of RAI, with total annualised savings of over US$400 million fully realised by the end of 2019, a year ahead of the Group’s initial schedule. In 2018, revenue was £4,006 million, an increase of 244% on 2017, largely due to the full year’s inclusion in the Group’s results.

Excluding adjusting items related to litigation (including Engle), the impairment of certain acquired brands including VapeWild, Quantum and the impact of currency on the Group’s results, adjusted profit from operations grew 6.4% to £4,798 million on a constant currency basis. In 2018, this was an increase, after adjusting for the impact of the acquisition in 2017, of 5.8%. These increases reflect the growth in revenue from the portfolio and cost reductions since the acquisition of RAI.

Regulatory environment

The Group continues to welcome reasonable regulation that supports the use of our products by adults. In December 2019, an amendment to the Federal Food, Drug, and Cosmetic Act (as enforced by the FDA) was signed into law that increased the federal minimum legal age to purchase tobacco products from 18 to 21. It is our understanding that approximately 40% of industry cigarette volume is sold in states where the legal age to acquire tobacco was already over 21 prior to the beginning of 2019.

On 2 January 2020, the US FDA announced that all flavoured cartridges/pods (excluding menthol and tobacco flavours) must be withdrawn until they have cleared through the Premarket Tobacco Application (PMTA) process. A Group subsidiary in the US has submitted a PMTA covering 15 products. On 2 November, a letter from the US FDA was received, accepting the Vuse SOLO PMTAs for substantive scientific review. The Group believes it is well positioned to submit applications for the remaining Vuse portfolio and a range of flavours by 12 May 2020. It is expected that, as required by the PMTA process to remain on the market, these will be shown to be appropriate for the protection of public health. There is no intention to submit a PMTA for the VapeWild products.

54	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

AMERICAS AND

SUB-SAHARAN AFRICA

STRATEGIC CIGARETTE BRANDS PERFORM VERY WELL Luciano Comin Regional Director Key markets: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa

Volume and share

In 2019, cigarette value share was up 20 bps, driven by growth in the strategic cigarette brands volume share of 465 bps largely driven by the migrations in Brazil and Colombia. Excluding migrations, the increase was 50 bps. Total cigarette volume share was down 10 bps, as growth in Colombia (driven by Lucky Strike and Rothmans), Mexico (driven by Pall Mall) and Canada (driven by Pall Mall) was more than offset by Brazil and South Africa, where growth in Rothmans and Pall Mall, respectively, was outweighed by lower volume share in the remainder of the portfolio.

In 2018, the cigarette volume share decline was 20 bps despite growth in Kent (migration from Free) in Brazil, Dunhill in South Africa, Rothmans in Colombia, Argentina and Brazil (following the migration from Mustang and Minister, respectively, to strengthen the consumer proposition), and from Pall Mall in Mexico, which were more than offset by declines in the local portfolio in South Africa and Brazil (largely due to the growth in illicit trade during 2018).

In 2019, cigarette volume was 3.1% lower at 152 billion sticks as higher volume in South Africa (due to lower illicit trade) was more than offset by the continued difficult macroeconomic environment in Venezuela, continued growth in illicit trade (albeit at a reduced rate) in Brazil and the impact of market contraction in Canada.

The annual decline rate moderated versus 2018 (5.4% decline on 2017 to 157 billion sticks) as 2018 was largely driven by the growth of illicit trade in Brazil and South Africa in that year, the termination of a third-party licence agreement in Mexico and market contraction in Canada, Colombia and Venezuela. South African volumes stabilised in the second half of 2018 after a period of decline.

In vapour, following a period of value share decline in Canada as the competition reacted to the legalisation of the category, Vype returned to growth and was the fastest growing vapour brand in the second half of the year, with value share in December 2019 of 28.2% (34.7% in December 2018).

Twisp, a South African vaping products company, was acquired by the Group in 2019. Twisp has close to 70 dedicated stores nationally, nationwide retailer distribution and a modern e-commerce platform. Modern oral was launched in Kenya, in Nairobi and other key cities, with full national expansion planned in early 2020.

Revenue

In 2019, revenue grew 3.6% to £4,261million, led by pricing in combustibles across the region (notably in Canada, Kenya, Chile, Mexico and Nigeria) and the growth of revenue from New Categories, particularly from vapour which was up 120% to £43 million (2018: £20 million) driven by Canada and Mexico. These more than offset the lower total cigarette volume and the translational foreign exchange headwind of 6%. On a constant currency basis, revenue grew by 9.2% to £4,491 million.

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

Profit from Operations

In 2019, reported profit from operations was down 22% to £1,204 million, mainly due to the £436 million charge in relation to Quebec (as described on page 165), charges related to Quantum and the translational foreign exchange headwinds. Excluding these effects, adjusted profit from operations on a constant currency basis grew 10.0% to £1,912 million, driven by increases in Brazil, Canada, Chile, Nigeria and Mexico, despite the investment in New Categories, specifically related to ePod.

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

BAT Annual Report and Form 20-F 2019	55

Financial Review

REGIONAL REVIEW

CONTINUED

EUROPE AND NORTH AFRICA

MODERN ORAL AND

VAPOUR PERFORMANCE

DRIVES GROWTH

Johan Vandermeulen

Regional Director

Key markets: Algeria, Belgium, Bulgaria,

Egypt, Czech Republic, Denmark, France,

Germany, Italy, Kazakhstan, Morocco,

Netherlands, Poland, Romania, Russia, Spain,

Sweden, Switzerland, Turkey, Ukraine, UK

Volume and share

In 2019, cigarette value share was marginally higher with strategic cigarette volume share up 50 bps. Total cigarette volume share was up 10 bps as growth in Rothmans (which outperformed the market in Ukraine and Russia), Kent (in Ukraine) and higher total cigarette volume share in Italy, Poland, Romania and Spain was partially offset by a reduction in Kazakhstan and the UK. This compares to 2018 when volume share was flat against 2017 as increases in Kent (led by Ukraine, Turkey, Kazakhstan and regaining premium segment leadership in Russia), and Rothmans (Ukraine, Russia, Poland, Spain, Bulgaria and Italy) were offset by both the continued reduction in Pall Mall (Poland, Germany and Belgium) and a decline in the low-price portfolio in Russia.

In 2019, cigarette volume declined 6.3% to 230 billion sticks as growth in Poland, Romania, Denmark and Spain was more than offset by lower volume in Russia (partly due to a one-off reduction in stock), Ukraine (largely due to the growth of illicit trade and competition in the low-price segment) and Egypt (driven by excise-led price increases in the low-price segment particularly affecting Pall Mall).

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

In 2019, THP volume was up over 330%, with growth in Russia, Ukraine and Kazakhstan while also developing in the other launch markets of Romania, Italy, Czech Republic, Bulgaria and Poland.

Vapour volume was 44% higher in 2019 than in 2018. Vapour in both years was driven by the success of Vype (particularly ePen3) in the UK (where the Group’s portfolio of products maintained value leadership in 2019 with 38% vapour value share in December 2019), France (where ePen3 and ePod combined reached 20% vapour value share in December 2019) and in Germany (where Vype reached 17% share of total vapour consumers).

The Group’s Modern Oral portfolio increased volume by 157% to 1.1 billion pouches in 2019 (2018: 0.4 billion pouches, an increase of 44% on 2017), largely due to higher volume in Denmark and Norway, reaching 75% and 14% volume share of the total oral category, respectively. In Russia, Lyft achieved 27% volume share of the total oral category (in tracked channels) in December 2019.

In December 2019 following concerns in Russia regarding the irresponsible marketing by our competitors, all sales of modern oral have been temporarily suspended in Russia. There is no indication of a concern regarding the Group’s products or practices and we expect a regulatory framework will be implemented in 2020.

In Sweden, the Group’s total oral portfolio performed well, increasing total volume share of the oral category to 13.2%. This was driven by the Traditional Oral brands, up 50 bps to 10.9%, principally due to the success of Lundgrens, and the Modern Oral products (Lyft) which increased to 2.3% volume share of the total oral category following the launch in 2018.

Revenue

In 2019, reported revenue increased 1.4% to £6,090 million (2018: decline of 1.7% to £6,004 million) as strong combustibles pricing in 2019 across the region (notably in Germany, Turkey and Ukraine) and an increase in revenue from New Categories by 91% (to £319 million) were partly offset by the end of a contract manufacturing arrangement (which led to a short-term increase in revenue due to the recognition by the Group of excise within revenue in prior periods), lower regional volume and translational foreign exchange headwinds of 1.3% (2018: translational foreign exchange headwind of 5%).

Adjusted revenue, at constant rates, increased 5.0% to £6,118 million in 2019 (2018: up 3.5% on a representative basis). This was driven by pricing across the combustible portfolio as noted earlier, as well as the 94% growth in revenue from New Categories to £324 million (2018: £167 million) driven by:

–	vapour revenue increasing 30% to £148 million (2018: £114 million) due to the performance of Vype in the UK, France and Germany;

–	THP revenue growing 200% driven by Russia, Ukraine and Kazakhstan; and

–	modern oral revenue increasing 246% to £120 million (2018: £34 million) following the increase in volume in Norway and Denmark, and the launch in Russia.

Profit from operations

In 2019, reported profit from operations fell 13.4% to £1,649 million, as the Group increased investment behind New Categories, recognised a charge of £202 million in respect of the Russian excise dispute as discussed on page 143, recognised additional impairment charges of £29 million related to the Group’s brand consolidation programme to simplify the New Categories portfolio and incurred charges in relation to Quantum. Profit from operations was up in Germany, Turkey, Romania, Denmark and Poland, which more than offset declines in Russia and the UK. Excluding adjusting items (referred to above) and the impact of the foreign currency headwind, adjusted profit from operations at constant rates was up 3.3% at £2,220 million.

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

56	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

ASIA-PACIFIC AND

MIDDLE EAST

COMBUSTIBLES AND

THP COMBINE TO

ACCELERATE GROWTH

Guy Meldrum

Regional Director

Key markets: Australia, Bangladesh,

Indonesia, Japan, Malaysia, Middle

East (incl KSA), New Zealand, Pakistan,

South Korea, Taiwan, Vietnam

Volume and share

In 2019, cigarette and THP value share increased 30 bps, driven by the strategic cigarette and THP portfolio, which increased volume share by 20 bps. Total cigarette and THP volume share was up 50 bps (2018: up 90 bps), led by Japan (driven by Kool, Lucky Strike and glo), Vietnam (driven by Craven A) and Pakistan (driven by Pall Mall). This more than offset lower Lucky Strike volume share in Indonesia and Dunhill volume share in Malaysia and South Korea.

The movement in 2018 was driven by Japan, an increase in Dunhill and Lucky Strike in Indonesia, growth of Pall Mall in Pakistan, Australia and particularly in Saudi Arabia and Rothmans in Malaysia. Total market share increased in Bangladesh. This combined growth was partially offset by lower volume share in South Korea, due to a reduction in Dunhill and a reduction in Taiwan driven by Dunhill and Pall Mall.

In 2019, cigarette volume declined 3.7% as growth in Japan (due to the success of Lucky Strike and Kool), Vietnam (driven by the growth of Craven A) and the Middle East (driven by Kent) was more than offset by the impact of industry contraction (following excise-led price increases) in Bangladesh and Pakistan, and macroeconomic pressures impacting consumer disposable income in Indonesia.

In 2018, cigarette volume was down 1.3% at 221 billion sticks as the recovery in the combustibles volume in Pakistan (following the revision to the excise structure that negatively impacted the equivalent period in 2017) was more than offset by lower volume in the Middle East, largely due to the impact of a 2017 excise-led price increase in Saudi Arabia and the difficult trading environment in a number of countries in the Middle East. Volume was lower in Bangladesh due to higher illicit trade following an increase in excise, with Indonesia lower due to market contraction. Volume decreases slowed in Malaysia in 2018 after a period of accelerated decline following the excise changes in prior years.

THP volume increased 20% to 7.9 billion sticks (2018: 6.5 billion) driven by the continued growth of glo neo in Japan following the launch of glo ‘pro’, glo ‘nano’ and glo ‘sens’, with volume share increasing 60 bps to 5.0% in December 2019. ‘glo pro’ introduced a new induction heating technology, improving consumer satisfaction and their sensorial experience. With regards to ‘glo sens’, after an encouraging launch, the Group will be reviewing the in-market execution and seeking to broaden device penetration and drive increased consumer uptake in 2020. The Group’s share of nicotine in Japan increased from 17% (December 2018) to 19% (December 2019).

Revenue

In 2019, reported revenue grew 5.6% to £5,153 million. This was partly driven by pricing in a number of markets, including Saudi Arabia, Japan, Australia, Pakistan and New Zealand. New Categories revenue grew by 23.9% driven by the higher THP volume, notably in Japan, which, combined with combustibles pricing, more than offset the impact of lower cigarette volume. On a constant currency basis, revenue grew 5.6%.

In 2018, revenue declined 1.8% to £4,882 million, as pricing, higher THP volume (discussed earlier) and the positive mix effect, was offset by the impact of lower cigarette volume, down-trading in Saudi Arabia and by the foreign exchange headwinds related to the relative strength of sterling. Excluding the translational foreign exchange headwind and at constant currency rates, adjusted revenue on a representative basis grew 5.7%.

Profit from operations

In 2019, profit from operations decreased 5.7% to £1,753 million. Growth in Japan (driven by an increase in combustibles revenue and higher THP volume which more than offset an increase in marketing related to the launch of the new THP products) and Middle East (driven by pricing and volume) was more than offset by lower volume in Bangladesh and Malaysia, and the impact of the impairment to Indonesian goodwill

(£172 million) following the substantial change in excise which is applicable from 2020 and is anticipated to affect the total market. Excluding adjusting items, which primarily relate to Indonesia goodwill, Quantum, the ongoing factory rationalisation programme (principally in South East Asia) and the impact of foreign exchange on the regional results, adjusted profit from operations grew 7.9% to £2,102 million, at constant rates of exchange.

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

BAT Annual Report and Form 20-F 2019	57

Business Environment

PRINCIPAL

GROUP RISKS

Overview

The principal risks that may affect the Group are set out on the following pages.

Each risk is considered in the context of the Group’s strategy and business model, as set out in this Strategic Report on pages 8 to 9, and 22 to 23. Following a description of each risk, its potential impact and management by the Group is summarised. Clear accountability is attached to each risk through the risk owner.

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

The risks listed in this section and the activities being undertaken to manage them should be considered in the context of the Group’s internal control framework. This is described in the section on risk management and internal control in the corporate governance statement on pages 87 to 88. This section should also be read in the context of the cautionary statement on page 298.

A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register is set out in the Additional disclosures section on pages 272 to 286.

Time frame

Short term

Medium term

Long term

Strategic impact

Growth

Productivity

Winning organisation

Sustainability

58	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Risks

Competition from illicit trade
Increased competition from illicit trade – either local duty evaded, smuggled illicit white cigarettes or counterfeits.
Time frame	Strategic impact
Long term	Growth
Impact
Erosion of brand equity, with lower volumes and reduced profits. Reduced ability to take price increases. Investment in trade marketing and distribution is undermined.
Tobacco, New Categories and other regulation interrupts growth strategy
The enactment of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products.
Time frame	Strategic impact
Medium term	Growth and Sustainability
Impact

Erosion of brand value through commoditisation, the inability to launch innovations, differentiate products, maintain or build brand equity and leverage price.

Regulation in respect of menthol, nicotine levels and New Categories may adversely impact individual brand portfolios.

Adverse impact on ability to compete within the legitimate tobacco, nicotine or New Categories industry and with illicit traders.

Reduced consumer acceptability of new product specifications, leading to consumers seeking alternatives in illicit markets.

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

Please refer to pages 287 to 290 for details of tobacco and nicotine regulatory regimes under which the Group’s businesses operate

Disputed taxes, interest and penalties
The Group may face significant financial penalties, including the payment of interest, in the event of an unfavourable ruling by a tax authority in a disputed area.
Time frame	Strategic impact
Short/Medium term	Productivity
Impact
Significant fines and potential legal penalties. Disruption and loss of focus on the business due to diversion of management time. Impact on profit and dividend.

Please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group

BAT Annual Report and Form 20-F 2019	59

Business Environment

PRINCIPAL GROUP RISKS

CONTINUED

Risks continued

Inability to develop, commercialise and deliver the New Categories strategy
Risk of not capitalising on the opportunities in developing and commercialising successful, safe and consumer-appealing innovations.
Time frame	Strategic impact
Long term	Growth and Sustainability
Impact

Failure to deliver Group strategic imperative and 2024 growth ambition.

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

Inability to sell products as a result of patent infringement action may restrict growth plans and competitiveness.

Please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group

60	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Significant increases or structural changes in tobacco, nicotine and New Categories related taxes
The Group is exposed to unexpected and/or significant increases or structural changes in tobacco, nicotine and New Categories related taxes in key markets.
Time frame	Strategic impact
Long term	Growth
Impact

Consumers reject the Group’s legitimate tax-paid products for products from illicit sources or cheaper alternatives.

Reduced legal industry volumes.

Reduced sales volume and/or portfolio erosion.

Partial absorption of excise increases.

Foreign exchange rate exposures
The Group faces translational and transactional foreign exchange (FX) rate exposure for earnings/cash flows from its global businesses.
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

Geopolitical tensions
Geopolitical tensions, civil unrest, economic policy changes, global health crises, terrorism and organised crime have the potential to disrupt the Group’s business in multiple markets.
Time frame	Strategic impact
Medium term	Growth and Productivity
Impact

Potential loss of life, loss of assets and disruption to supply chains and normal business processes.

Increased costs due to more complex supply chain arrangements and/or the cost of building new facilities or maintaining inefficient facilities.

Lower volumes as a result of not being able to trade in a country.

Higher taxes or other costs of doing business as a foreign company or the loss of assets as a result of nationalisation.

BAT Annual Report and Form 20-F 2019	61

Business Environment

PRINCIPAL GROUP RISKS

CONTINUED

Risks continued

Solvency and liquidity
Liquidity (access to cash and sources of finance) is essential to maintaining the Group as a going concern in the short term (liquidity) and medium term (solvency).
Time frame	Strategic impact
Short/Medium term	Productivity and Sustainability
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

High staff turnover or difficulty recruiting employees if perceived to have a poor Environment, Health and Safety (EHS) record.

Reputational damage to the Group.

The Strategic Report was approved by the Board of Directors on 17 March 2020 and signed on its behalf by Paul McCrory, Company Secretary.

62	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

CHAIRMAN’S INTRODUCTION

ON GOVERNANCE

DURING 2019, THE BOARD OVERSAW THE SUCCESSFUL TRANSITION TO OUR NEW EXECUTIVE TEAM

Dear Shareholder

The Group has delivered a strong operational performance in 2019, with volume share and value share and revenue growing on the back of our combustibles business and continued progress in New Categories.

During 2019, the Board oversaw the successful transition to our new executive team, with Jack Bowles taking over from Nicandro Durante as Chief Executive in April, and Tadeu Marroco succeeding Ben Stevens as Finance Director in August. Jack’s immediate drive to embed a stronger, simpler and faster business culture, with revisions to our governance framework facilitating this, has been endorsed by the Board.

Our focus on culture and governance this year has also been guided by the revised UK Corporate Governance Code, with its emphasis on aligning business culture with purpose, strategy and values. The Board has carefully considered the revised Code, in letter and spirit. This year we are reporting to you on our application of its principles and our compliance with its provisions.

In relation to our strategy, Jack and his management team have devoted significant attention in 2019 to developing plans to accelerate progress already made in our New Categories business and the Board has given its full endorsement to the evolution of our Group strategy presented in the Strategic Report.

Stakeholder engagement, and our broader sustainability agenda, has been to the fore this year. The Board assessed how it engages with, and understands the views of, our shareholders, our people, and wider stakeholders to inform our decision-making, strategy development and risk assessment.

The Board has also reinforced how our people should approach external engagement with stakeholders across our business by adopting a new Lobbying and Engagement Policy. It emphasises our values of openness and transparency, and comprises part of our revised Group Standards of Business Conduct (SoBC).

Board composition and succession

Effective succession planning by the Board is essential to our long-term sustainable success. In our Nominations Committee report on page 79, you can read more about the selection process conducted by the Committee leading to Tadeu’s appointment as Finance Director. The Board is pleased at the speed with which both Jack and Tadeu have taken up the reins in their respective roles.

Having overseen a successful transition of the executive team, the Nominations Committee has turned its focus to the process for identifying a successor for my own role as Chairman, mindful of the provisions of the revised Code. Details of the process for identifying my successor are set out in the Nominations Committee report on page 80.

The Board welcomed Jerry Fowden as a new Non-Executive Director in September. Jerry’s experience with strategic corporate transformations and FMCG operations in the US will augment the expertise of the Board in these strategic focus areas.

Promoting diversity in our senior management pipeline has long been the Board’s aim. I was delighted to see the Group noted as a Diversity Leader in 2019 by the UK Financial Times in its inaugural Diversity Leaders report, highlighting progress in promoting diversity broadly across our organisation. The Board will continue its commitment to realising our ambitions in this area, in line with our Board Diversity Policy and Group Employment Principles.

The objectives of our Board Diversity Policy and our progress against these are set out on page 82.

Culture and values

The Board recognises its role in shaping and overseeing the Group’s culture and values, and has been proactive in supporting our Chief Executive to create a stronger, simpler, more agile organisation through a programme of restructuring and simplification. In 2019, the Board adopted a revised Group Statement of Delegated Authorities aimed at empowering people at the right level of our organisation, and enhancing accountability and ownership. This is discussed further on page 70.

We are equally focused on ensuring that integrity remains paramount. The revised version of our SoBC, approved by the Board in 2019, emphasises that every line manager across our business must act as a role model for high standards of behaviour. You can read more about our Delivery with Integrity programme on pages 31 to 32.

Our Board does not tolerate any failure to comply with our legal obligations or with our SoBC. Through external legal advisers, we are rigorously investigating allegations of misconduct and we continue to cooperate with relevant authorities.

Stakeholder engagement

Our Directors understand the importance of effective engagement with our shareholders, our people and our wider stakeholders. In 2019, the Board completed a thorough review of how we engage with all key stakeholders, how the Board is kept informed of stakeholder perspectives, and the impact of engagement. This review is discussed on page 72.

One of the outcomes from the review was to establish Non-Executive Directors’ attendance at our external Sustainability Stakeholder Panel, which I attended in November, to discuss the Group’s sustainability initiatives directly with key opinion leaders. Our Sustainability Stakeholder Panel is discussed further on page 73.

BAT Annual Report and Form 20-F 2019	63

Directors’ Report

CHAIRMAN’S INTRODUCTION ON GOVERNANCE

CONTINUED

The Executive Directors and I regularly update the Board on our own dialogue with shareholders to ensure the whole Board understands their perspectives. In 2019, key topics raised by shareholders and discussed by the Board included US regulatory developments, our New Categories strategy and performance, our leverage and our Quantum transformation project. Our Remuneration Committee Chairman also engaged extensively with shareholders on our new Directors’ Remuneration Policy, approved at our 2019 AGM.

My fellow Board members and I look forward to meeting further with shareholders in the lead up to, and at, our 2020 AGM in April.

Engagement with our people

As reported in our Annual Report and Form 20-F for 2018, from January 2019 we adopted an enhanced approach to engaging with our people worldwide to ensure the Board maintains meaningful and regular dialogue with them, in view of the geographical span, scale and diversity of our organisation. Our approach builds on the range of well-established workforce engagement channels already in place across the Group, augmented by new organisational reporting structures.

During 2019, the Board reviewed and gave feedback on outcomes from the Group’s range of workforce engagement channels, including the 2019 ‘Your Voice’ global employee survey. Our new Executive Directors presented several global webcasts in the year, including discussion of strategy, performance and culture with live Q&A. Our Directors also took the opportunity to engage directly with employees on market and site visits, and as part of specific events. You can read more about the Board’s workforce engagement activities on page 72.

Board effectiveness

Board effectiveness is evaluated in detail annually. This year, the evaluation of the Board, its Committees and each individual Director was externally facilitated by Independent Audit Limited.

Having considered the output of this year’s evaluation discussed on page 78, the Board considers that it continues to function effectively and its working relationships with its Committees continue to be sound.

Internal controls

The Group is subject to US compliance obligations under NYSE rules and US securities laws as the Company is a ‘foreign private issuer’. In 2019, our Audit Committee played a key role in monitoring the Group’s compliance with the Sarbanes-Oxley Act of 2002 (SOx) and had oversight of the management assessment of the effectiveness of our internal controls over financial reporting.

We explain our internal controls framework and SOx compliance programme on pages 87 to 88.

Looking ahead

Following the Remuneration Committee’s review of our management compensation structures in 2019, and to enhance alignment of management incentive schemes with our strategy and values, the Board will present scheme rules for a new restricted stock long-term incentive plan for consideration at our 2020 AGM.

On the external front, increased public awareness of climate change and its impacts means that our shareholders and wider stakeholders are understandably keen to know how we as a business are responding to climate change. The Board has been briefed on the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) and has endorsed the Group’s full alignment with those recommendations by 2022.

On behalf of the Board, I confirm that we believe that this combined Annual Report and Form 20-F presents a fair, balanced and understandable assessment of the Company’s position and performance, and its business model and strategy.

Richard Burrows

Chairman

64	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

GOVERNANCE

Throughout the year ended 31 December 2019, we applied the Principles of the July 2018 version of the UK Corporate Governance Code (the Code). The Company was compliant with all provisions of the Code during the year.

The Board considers that this Annual Report and Form 20-F, and notably this Governance section, provides the information shareholders need to evaluate how we have complied with our obligations under the Code.

Board leadership and Company purpose page 69	Chairman’s introduction on governance	page 63

	Board of Directors	page 66

	Management Board	page 68

	Leadership and purpose	page 69

	Our culture and values	page 70

	Board engagement with stakeholders	page 71

	Board activities in 2019	page 74

Division of responsibilities page 76	Division of responsibilities	page 76

	Non-Executive Directors’ independence	page 76

	Directors’ commitment	page 77

Composition, succession, evaluation page 79	Board evaluation	page 78

	Nominations Committee report	page 79

	Board balance and diversity	page 81

	Senior management succession and diversity	page 81

Audit, risk, internal control page 83	Audit Committee report	page 83

	External auditors	page 85

	Risk management and internal control	page 87

	Internal audit function	page 88

Remuneration page 90	Annual statement on remuneration	page 90

	Annual report on remuneration	page 93

	Committee composition, role and responsibility	page 111

Disclosure guidance and transparency rules

We comply with the Disclosure Guidance and Transparency Rules requirements for corporate governance statements by virtue of the information included in this section, together with the information contained in the Other Information section.

For ease of reference, we prepare a separate voluntary annual compliance report by reference to each Principle and Provision of the Code, available at www.bat.com/governance

The Code is available at www.frc.org.uk

US corporate governance

As a result of the listing of the Company’s American Depositary Shares (ADSs) on the NYSE, the Company is required to meet certain NYSE requirements relating to corporate governance matters.

Certain exceptions to these requirements apply to the Company as a foreign private issuer. For a discussion of the significant differences between the NYSE requirements and the Company’s practices, please see page 295.

BAT Annual Report and Form 20-F 2019	65

Directors’ Report

BOARD OF DIRECTORS

AS AT 17 MARCH 2020

Nationality: Irish

Position: Chairman since November 2009; Non-Executive Director since September 2009.

Skills, experience and contributions: Richard brings considerable consumer goods and international business experience to the Board, having been Chief Executive of Irish Distillers and Co-Chief Executive of Pernod Ricard. Prior to joining the Board, Richard was Governor of the Bank of Ireland. He is an experienced non-executive director and brings a variety of perspectives to the Board. Richard is a Fellow of the Institute of Chartered Accountants of Ireland.

Other appointments: Supervisory Board member and Chairman of the Remuneration Committee at Carlsberg A/S.

Nationality: French

Position: Chief Executive since 1 April 2019; Executive Director since 1 January 2019.

Skills, experience and contributions: Jack brings significant experience in management, innovation and strategic leadership to the Board, developed through his previous roles across many of the Group’s key geographies and areas of business. He joined the Group in 2004 and was appointed as Chairman of British American Tobacco France in 2005, before becoming Managing Director of British American Tobacco Malaysia in 2007. He joined the Management Board as Regional Director for Western Europe in 2009, becoming Regional Director for the Americas in 2011, then Regional Director for Asia-Pacific in 2013. Jack became Chief Operating Officer in 2017 and Chief Executive Designate in November 2018, before being appointed to the Board in January 2019.

Other appointments: No external appointments.

Nationality: Brazilian

Position: Finance Director since 5 August 2019.

Skills, experience and contributions: Tadeu brings broad experience gained in various national, regional and global finance and general leadership roles, having joined the Group in Brazil in 1992. These experiences make Tadeu particularly well-placed to contribute to the Group’s transformation and broader strategic agenda. He joined the Management Board as Director, Business Development in 2014, becoming Regional Director, Western Europe in 2016, then Regional Director, Europe and North Africa in January 2018. He was appointed Director, Group Transformation in January 2019 and, in addition to this role, he was appointed Deputy Finance Director in March 2019, before joining the Board as Finance Director in August 2019.

Other appointments: No external appointments.

Nationality: British

Position: Non-Executive Director since February 2015.

Skills, experience and contributions: Sue contributes considerable expertise in relation to marketing, branding and consumer issues, which are key areas of focus for the Board. Prior to joining the Chime Group in 2003, where she was Director, Strategic and Business Development until 2015, Sue held a number of senior marketing and communications positions, including: Director of Marketing BBC, Corporate Affairs Director of Thames Television and Director of Communications of Vauxhall Motors. Sue is a former Chairwoman of both the Marketing Society and the Marketing Group of Great Britain.

Other appointments: Special Adviser, Chime Group; Non-Executive Director and Chair of the Remuneration Committee of Accsys Technologies PLC; Non-Executive Director of Helical plc; Non-Executive Director and Chair of the Remuneration Committee of DNEG Limited.

Nationality: British

Position: Non-Executive Director since 1 September 2019.

Skills, experience and contributions: Jerry brings extensive experience in leadership and strategic transformation to the Board and contributes considerable insight in relation to US operational issues, an important market for the Group. He is Chairman of Primo Water Corporation (‘Primo’) (formerly Cott Corporation), a US pure-play water solutions provider, having been CEO from 2009 until December 2018. Prior to joining Primo, Jerry held a variety of executive roles, including: CEO of Auto Trader Group; a number of roles at AB InBev, including CEO of Bass Breweries in the UK, Global Chief Operating Officer and European President; Executive Director of The Rank Group; and CEO of the Beverage Division at the Hero Group.

Other appointments: Chairman of Primo; Non-Executive Director and Chair of the Compensation and Human Resources Committee of Constellation Brands, Inc.

Nationality: German

Position: Non-Executive Director since August 2016.

Skills, experience and contributions: Marion brings significant financial expertise and operational experience gained at an international level, having spent her working life managing businesses across Europe, the Americas and Asia. Her extensive career includes Chief Financial Officer positions at Celesio, Q-Cells and ThyssenKrupp Elevator Technology and, more recently, as a member of a variety of supervisory boards, which enables Marion to bring a range of insights to the Board’s discussions.

Other appointments: Vice Chairwoman of the Supervisory Board and Co-Chairwoman of the Presiding and Nomination Committee of ProSiebenSat.1 Media SE; Supervisory Board member and Chairman of the Audit Committee of Heineken N.V.; Supervisory Board member of Siemens Healthineers AG and Uniper SE.

Nationality: Canadian

Position: Non-Executive Director since July 2017.

Skills, experience and contributions: Luc contributes extensive financial and strategic experience to the Board, including in the US tobacco sector as an independent director of RAI from 2008 until the acquisition in 2017. Luc was President and Chief Executive Officer of Canadian National Railway Company from July 2016 until March 2018, having served as Executive Vice President and Chief Financial Officer since 2009. He was Executive Vice President of Power Corporation of Canada from 2005 to 2009. Luc was Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of the Company, from 2003 to 2005 and Executive Vice President and Chief Financial Officer from 1998 to 2003.

Other appointments: Independent Director of Hydro-Quebec and Gildan Activewear Inc.; Independent Consultant providing executive leadership advisory services to corporate clients.

Nationality: American

Position: Non-Executive Director since July 2017.

Skills, experience and contributions: Holly’s extensive international operational and financial management experience in a range of industry sectors enables her to make important contributions to the Board. Holly served as an independent director on the Board of RAI from 2008 until the acquisition in 2017. From 2010 until her retirement in 2017, she was Managing Partner and Head of Citigroup’s Infrastructure Investor Fund (CII and its successor, Gateway Infrastructure) with operations on three continents. Prior to 2010, she held a number of global operational positions with Consolidated Natural Gas Company and American Electric Power Company, Inc. (AEP), ultimately serving as Chief Financial Officer of AEP.

Other appointments: Non-Executive Director of Vesuvius plc; Director and Chair of the Governance Committee of AES Corporation; Director of Arch Coal Inc.

66	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Audit Committee Nominations Committee Remuneration Committee Committee Chairman Executive Director Non-Executive Director

Nationality: British

Position: Non-Executive Director since January 2014.

Skills, experience and contributions: Savio brings significant business leadership experience to the Board, together with a deep knowledge of Greater China and Asia, an important region for the Group. During his extensive career he has worked broadly in technology for General Electric, BTR plc and Alibaba Group, China’s largest internet business, where he was both Chief Operating Officer and, later, a Non-Executive Director.

Other appointments: Co-Founder and CEO of A&K Consulting Co Ltd, advising entrepreneurs and their start-up businesses in China; Member of the Governing Body of the London Business School; Non-Executive Director of the Alibaba Hong Kong Entrepreneur Fund and Crossborder Innovative Ventures International Limited; and a Non- Executive Director and Advisory Board member of Homaer Financial.

Nationality: Greek/British

Position: Non-Executive Director since February 2015. Dimitri will become Senior Independent Director at the conclusion of the AGM on 30 April 2020.

Skills, experience and contributions: Dimitri has extensive general management and international sales and brand building expertise, which enables him to make valuable contributions to Board discussions on these important topics. He was Vice Chairman and Adviser to the Chairman and CEO of Procter & Gamble (P&G), where he started his career in 1977. During his time at P&G, Dimitri led on significant breakthrough innovations and continued to focus on this, speed-to-market and scale across all of P&G’s businesses while Vice Chairman of all the Global Business Units.

Other appointments: Senior Adviser at The Boston Consulting Group; Advisory Board member of JBS USA; Board Member of IRI.

Nationality: British

Position: Senior Independent Director since October 2016; Non-Executive Director since July 2010. Kieran will retire at the conclusion of the AGM on 30 April 2020.

Skills, experience and contributions: Kieran brings a wealth of financial and international experience to the Board. He was Chairman and Senior Partner of PricewaterhouseCoopers from 2000 to his retirement in 2008, having started as a graduate trainee in 1971, and is a former Chairman of Nomura International PLC. Kieran is a Chartered accountant.

Other appointments: Non-Executive Director and Chair of the Audit and Compliance Committee of International Consolidated Airlines Group S.A.; Chairman and Chair of the Nominations, Audit and Compliance and Risk and Remuneration Committees of BMO Asset Management plc (previously called F&C Asset Management plc).

Attendance at Board meetings in 20191

		Attended/Eligible to attend
Name	Director since	Scheduled[4]	Ad hoc

Richard Burrows	2009	6/6	2/2

Jack Bowles3(b)	2019	6/6	2/2

Nicandro Durante3(e)	2008-2019	1/1	2/2

Tadeu Marroco3(c)	2019	2/2	0/0

Ben Stevens3(f)	2008-2019	4/4	2/2

Sue Farr2(a)	2015	6/6	1/2

Jerry Fowden3(d)	2019	2/2	0/0

Dr Marion Helmes2(c)	2016	6/6	2/2

Luc Jobin2(b)	2017	6/6	1/2

Holly Keller Koeppel	2017	6/6	2/2

Savio Kwan	2014	6/6	2/2

Dimitri Panayotopoulos	2015	6/6	2/2

Kieran Poynter	2010	6/6	2/2

Notes:

1.

Number of meetings in 2019: The Board held eight meetings in 2019, two of which were ad hoc and convened at short notice, one to discuss Board Committee appointments and one to discuss the status of litigation in Quebec province. Part of the October Board meeting was held off-site at the Group’s R&D facilities in Southampton, UK, to review Group strategy and product portfolios.

2.

(a) Sue Farr did not attend the ad hoc Board meeting in January due to prior commitments; (b) Luc Jobin did not attend the ad hoc Board meeting in January due to prior commitments; and (c) Marion Helmes did not attend the 2019 AGM due to prior commitments.

3.

Composition: (a) the Board of Directors is shown as at the date of this Annual Report and Form 20-F; (b) Jack Bowles joined the Board on his appointment as an Executive Director on 1 January 2019; (c) Tadeu Marroco joined the Board on his appointment as Finance Director on 5 August 2019; (d) Jerry Fowden joined the Board on his appointment as a Non-Executive Director on 1 September 2019; (e) Nicandro Durante retired from the Board on his retirement as Chief Executive on 1 April 2019; and (f) Ben Stevens retired from the Board on his retirement as Finance Director on 5 August 2019.

4.	Number of meetings in 2020: Six Board meetings are scheduled for 2020.

BAT Annual Report and Form 20-F 2019	67

Directors’ Report

MANAGEMENT BOARD

AS AT 17 MARCH 2020

Nationality: American	Nationality: Italian/Brazillian	Nationality: Italian/Argentinian	Nationality: British

Jerry was appointed Director, Legal & External Affairs and General Counsel in May 2015, having joined the Management Board as Group Corporate & Regulatory Affairs Director in January 2015. Jerry was Regional General Counsel, Asia-Pacific from 2010 to 2014, before becoming Assistant General Counsel – Corporate & Commercial. He was a member of the Board of RAI from February 2016 until July 2017.

Marina joined the Management Board as Director, Digital and Information in January 2019. She joined the Group as Chief Information Officer (CIO) in 2018, having previously served as Global CIO and Global Business Services SVP at Anheuser-Busch InBev, where she was responsible for information technology transformation, including consumer digital marketing.

Luciano joined the Management Board as Regional Director, Americas and Sub- Saharan Africa in January 2019. He joined the Group in 1992 and has held a wide range of roles, including Marketing Director in Venezuela, Marketing Director in Mexico and General Manager of BAT Mexico. Luciano was also Regional Marketing Manager for Western Europe and then Regional Head of Marketing, Americas and Sub-Saharan Africa before his appointment to the Management Board.

Alan joined the Management Board as Group Operations Director in March 2013. He joined the Group in 1988 and has held various roles in manufacturing, supply chain and general management. Alan previously held the position of Group Head of Supply Chain.

Nationality: Korean	Nationality: Dutch	Nationality: New Zealand	Nationality: British

Hae In joined the Management Board as Director, Talent and Culture Designate in January 2019 and became Director, Talent and Culture in April 2019. She was previously Group Head of Talent and Organisational Effectiveness and has held several other senior HR roles in the Group, including Regional HR Director, Asia-Pacific, and HR Director, Japan and North Asia. Prior to joining the Group in 2008, she gained experience at Samsung, IBM Consulting Services and PricewaterhouseCoopers.

Paul joined the Management Board as Director, New Categories in January 2019. He has been with the Group for 14 years in various senior roles, including Regional Marketing Manager, Asia-Pacific and Middle East, Area Director, East Asia and Global Head of Marketing Futures.

Guy joined the Management Board as Regional Director, Asia-Pacific and Middle East in January 2019. Previously he was Area Director, Australasia Area. Guy joined BAT in 1993 and has held several senior roles in the Group including Area Director, North Asia Area and Marketing Director, Russia.

David was appointed Director, Research and Science in January 2019, having joined the Management Board as Group Scientific Director in 2012, leading R&D’s focus on potentially reduced-risk products. He has been with the Group for more than 20 years and was previously Head of International Public Health and Scientific Affairs, responsible for engagement with scientific, medical and public health communities.

Nationality: Brazilian	Nationality: Belgian	Nationality: British

Ricardo was appointed President and CEO of RAI in January 2018, having joined the Management Board as Regional Director for the Americas in 2013. He has held various senior marketing roles in the Group and was General Manager in France. He was Chairman of Souza Cruz S.A. from 2013 until 2016 and a RAI Board member from 2014 until July 2017. Ricardo is a member of the Chief Marketing Officer Council North America Advisory Board and an Advisory Board member of Coast Capital LLC.

Johan was appointed Regional Director, Europe and North Africa in January 2019. He joined the Management Board in 2014 as Regional Director for Eastern Europe, Middle East and Africa, then became Regional Director, Asia-Pacific and Middle East in January 2018. He has been with the Group for more than 25 years and his previous roles include General Manager in Russia, General Manager in Turkey and Global Brand Director for the Kent brand.

Kingsley was appointed Chief Marketing Officer in January 2019. He joined the Group in 1996 and held various senior marketing positions, prior to being General Manager in Russia. He was appointed to the Management Board as Corporate and Regulatory Affairs Director in 2012. In January 2015, he was appointed Managing Director, Next Generation Products and then as Regional Director, Americas and Sub-Saharan Africa in January 2018.

68	BAT Annual Report and Form 20-F 2019

	Strategic Report	Governance		Financial Statements		Other Information

LEADERSHIP AND PURPOSE		Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Our Board

Our Board is collectively responsible to our shareholders for the long-term sustainable success of the Company and for the Group’s strategic direction, purpose, values and governance. Our Board provides the leadership necessary for the Group to meet its business objectives within a robust framework of internal controls.

Primary Board responsibilities include:

–  Group strategy and ensuring resources are in place to meet objectives

–  Setting Group performance objectives and monitoring performance

–  Significant corporate activities

–  Group budget

–  Risk management and internal control

–  Board, Management Board and Company Secretary appointments and succession

–  Periodic financial reporting

–  Annual Report & 20-F approval

–  Dividend policy

–  Corporate governance

–  Group policies

–  Effective engagement with shareholders, our workforce and wider stakeholders

–  Assessing and monitoring culture and its alignment with Group purpose, values and strategy

–  Ensuring workplace policies and practices align with values and support sustainable success

–  Review of Speak Up channels and reports arising therefrom

Board programme and activities

The Board has a comprehensive annual programme of meetings to monitor and review the Group’s strategy across all the elements of the Group’s business model. The Chairman sets a carefully structured agenda for each meeting in consultation with the Chief Executive and Company Secretary.

The key activities of the Board in 2019 are detailed on pages 74 and 75. These activities are discussed under the strategy pillars of Sustainability, Growth, Productivity and Winning Organisation. The Board’s strategic priorities for 2019 are identified within the key performance indicators set out on pages 18 and 19.

During the year, the Board also devotes considerable attention to Group corporate governance, including internal control and compliance matters.

The Board considers stakeholder interests in its decision-making on an ongoing basis. Examples of the Board considering the long-term consequences of decisions, stakeholder interests, the impact of our operations on the environment and corporate reputation (amongst other factors) are discussed on pages 74 and 75.

Collective decision-making

The Chairman seeks a consensus at Board meetings but, if necessary, decisions are taken by majority. If any Director has concerns on any issues that cannot be resolved, such concerns are noted in the Board minutes. No such concerns arose in 2019.

How our governance framework supports our strategy

As part of our internal controls framework, the Board has delegated certain authorities to executive management through our Group Statement of Delegated Authorities to enable effective delivery of Group strategy. The Board’s approach to delegation of authorities is discussed further on page 70.

The statement of matters reserved for the Board is available at bat.com/governance

Board Committees

The Board has three principal Board Committees to which it has delegated certain responsibilities. The roles, memberships and activities of these Committees are described in their individual reports in this section.

The Chairman of each Committee provides updates to the Board, including on decisions made and key matters discussed, following each Committee meeting. Copies of the minutes of all Committees are circulated to all Board members to the extent appropriate.

Each Committee has its own terms of reference, available at bat.com/governance. Committee terms of reference are regularly reviewed and updated, most recently to align with the UK Corporate Governance Code 2018.

Management Board

The Management Board is responsible for overseeing the implementation of Group strategy and policies set by the Board, and creating the framework for Group subsidiaries’ day-to-day operations.

The Management Board is chaired by the Chief Executive and comprises the Executive Directors and 11 senior Group executives whose names and roles are described on page 68.

Giovanni Giordano and Naresh Sethi stepped down from the Management Board with effect from 31 March 2019.

Primary Management Board responsibilities include:

–	Developing Group strategy for the Group’s product portfolio for approval by the Board

–	Monitoring Group operating performance

–	Ensuring Group, regional and functional strategies and resources are effective and aligned

–	Managing the central functions

–	Overseeing the management and development of Group talent

BAT Annual Report and Form 20-F 2019	69

Directors’ Report

OUR CULTURE

AND VALUES

Shaping and overseeing culture

Our Board shapes and oversees not just Group strategy, but also its culture and ethos. Since becoming Chief Executive in April, Jack Bowles has focused on creating a stronger, simpler, faster business, with a culture reflecting our ethos, set out on page 11. Our ethos is the thread that must run through everything we do and how we do it, and we believe it empowers our people, fosters a vibrant and rewarding work place, and promotes sustainable long-term value. Our Board is therefore committed to supporting Jack and our Management Board to drive our ethos in every area of our business.

The Board leads by example, establishing revised governance structures across the organisation which took effect in January 2020. Our revised Group Statement of Delegated Authorities (SoDA) aims to empower people at the right level of our organisation with an enhanced degree of accountability and ownership. These changes support our Quantum transformation project, to reduce management layers, speed up and enhance decision-making, and create a more focused Group.

Overseeing the implementation of Group strategy through the SoDA is one of the ways that the Board promotes good corporate governance, risk management and internal control across our Group. The SoDA supports our Board members in managing their responsibility for promoting the success of the Company, in line with their directors’ duties. Where the Board delegates authority for decision-making to management, the SoDA mandates regard for the likely long-term consequences of decisions, the imperative of maintaining high standards of business conduct, employees’ interests, business relationships with our wider stakeholders, the impact of our operations on the environment and communities in which we operate, and other relevant factors.

Delivery with integrity

How we execute our strategy is as important as its successful delivery, and our Board is focused on ensuring that in every aspect of our business we deliver with integrity. In an organisation as diverse as ours, it is essential to the Group’s continued success that all our people act with consistently high standards of behaviour. We articulate this through our Group Standards of Business Conduct (SoBC). Compliance with our SoBC, in letter and spirit, is mandatory for all our people worldwide.

We keep our SoBC under regular review to maintain best practice and to take employee and stakeholder feedback into account. The Board approved a revised version of our SoBC in 2019, which came into effect in January 2020, supported by a global awareness campaign.

Our revised SoBC emphasises that every line manager across our business must act as a role model for high standards of behaviour and includes a refreshed Speak Up policy, reflecting the range of Speak Up channels through which any concerns may be raised in confidence (anonymously if preferred) and without fear of reprisal. Our revised SoBC includes our Lobbying and Engagement Policy (replacing our Group Principles for Engagement), reinforcing the requirement for all our engagement activities with governments, regulators and other external stakeholders to be conducted with transparency, openness and integrity.

Our Audit Committee is regularly updated on SoBC incidents. The Committee reports to the Board to enable Board oversight of behaviour falling short of our standards and the corrective action taken, particularly where relevant to culture and values.

Read more about our commitment to delivery with integrity and our Group Standards of Business Conduct on pages 31 to 32

Monitoring culture

Our Board is satisfied that the culture of the Group is aligned with its purpose, values and strategy and that workplace policies and practices are consistent with those.

Our Board looks at organisational culture in a variety of contexts during the year, and examples of this in 2019 are highlighted below. During 2019, Board oversight and monitoring of culture has been supported by the introduction of a Group culture dashboard review, which our Board will now monitor annually. The dashboard draws together a range of focused insights that can be measured over time, including employee engagement, leadership stability, employee retention and turnover, diversity balance across the organisation, business conduct, Speak Up reporting, and workplace health & safety.

Outside of the boardroom, the Directors regularly participate in market and site visits during the year, providing them with direct experience of our organisational culture in context.

70	BAT Annual Report and Form 20-F 2019

	Strategic Report	Governance		Financial Statements		Other Information

BOARD ENGAGEMENT WITH STAKEHOLDERS		Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Our Directors value all engagement with our shareholders and wider stakeholders to understand their views and inform the Board’s decision-making, strategy development and risk assessment. Our key stakeholders are set out on pages 26 to 27, with an overview of why they are important to our long-term, sustainable success, what matters to them, and how we engage and respond to their views.

Shareholder and investor engagement

Dialogue with our shareholders

The Board is committed to open and transparent dialogue with shareholders to ensure their views are understood and considered. The Chairman and Executive Directors’ annual engagement programme is discussed below. The Senior Independent Director and other Non-Executive Directors are also available to meet with major shareholders on request. Our AGM is an opportunity for further shareholder engagement and for the Chairman to explain the Company’s progress and, with other members of the Board, answer questions. All Directors attend our AGM, unless illness or pressing commitments prevent them. All Directors attended our AGM in 2019, except Dr Marion Helmes due to a prior commitment. Details of our 2020 AGM are set out on page 323.

Annual investor relations programme

A global engagement programme is conducted annually with shareholders, potential investors and analysts. This is led by the Chairman and the Executive Directors, with our Head of Investor Relations. The Chairman and the Executive Directors met with shareholders throughout the year. Prior to his appointment as Finance Director, Tadeu Marroco also attended shareholder meetings as Deputy Finance Director.

As part of the investor relations programme in 2019, meetings were held with institutional shareholders representing the majority of the Company’s issued share capital, primarily in the UK, US and South Africa. A wide range of topics were discussed, including Group strategy, performance, corporate governance and sustainability. In the past year, over 465 investor engagement activities took place, primarily through face-to-face meetings and calls. The Executive Directors also presented regular investor updates, which are published on bat.com with all results presentations. Results presentations are also available to all our shareholders by webcast.

The development of the new Directors’ Remuneration Policy was an area of focus for our investor relations programme in advance of the Company’s 2019 AGM. The Remuneration Committee Chairman led engagement on the policy proposals, supported by the Chairman, including dialogue on the development of policy proposals to take into account shareholder feedback.

An Investor Day was held in London in March 2019, with the Management Board in attendance. Jack Bowles led the event, setting out a comprehensive overview and outlook for the business. The event featured presentations by a number of Management Board members and senior leaders. Around 200 delegates attended, representing our key investors and market analysts. The content covered objectives to accelerate delivery of our ‘transforming tobacco’ agenda, with clear targets attached to New Category growth and performance of the business over the next two to three years.

For debt investors, there is a microsite on bat.com with comprehensive bondholder information on credit ratings, debt facilities, outstanding bonds and maturity profiles.

How the Board considers shareholder views

The Chairman and the Executive Directors regularly update the Board on their dialogue with shareholders. The Board also receives regular updates from the Head of Investor Relations and our brokers on key issues raised by shareholders, and on the Company’s share price performance. Shareholder perspectives considered by the Board during 2019 included, amongst others, regulatory developments in the US market, the Group’s New Categories strategy and performance, Group debt and business transformation. The Board discusses key issues raised and takes shareholder feedback into account in developing Group strategy.

For disclosures required by paragraph 7.2.6 of the Disclosure Guidance and Transparency Rules and the Companies Act 2006 see the Other Information section

Update on 2019 AGM voting results

All resolutions were passed at the Company’s AGM held on 25 April 2019 with the requisite majority of votes. However, we acknowledge that a significant minority of our shareholders did not support the resolution to renew the Directors’ authority to allot shares.

We appreciate that some shareholders are unable to support an allotment authority at the level sought, and the reasons why. During 2019, we engaged with a range of shareholders that voted against this resolution and the Board considered their views.

The Board fully understands the difference in approach between prevailing UK market practice (to retain an authority to allot in line with the UK Investment Association’s share capital management guidelines) and governance policies maintained by those shareholders voting against. This includes shareholders in South Africa, who either do not support a general allotment authority or only support a general authority at lower levels.

This level of authority continues to be supported by the majority of our shareholders and the level of authority maintained is in line with prevailing UK market practice. Although there is no present intention to exercise this authority, the Board considers that this level of authority is appropriate to maintain flexibility for the Company.

We will maintain dialogue with shareholders for which this authority continues to present concerns and keep best practice under review.

BAT Annual Report and Form 20-F 2019	71

Directors’ Report

BOARD ENGAGEMENT WITH STAKEHOLDERS

CONTINUED

Wider stakeholder engagement

Our Board conducted a review of key business stakeholders in 2019. A broad range of stakeholders are important to the Group at local, regional and functional levels. Key stakeholders that are essential to our ability to generate long-term, sustainable value are identified by applying an established stakeholder engagement framework. This takes into account Group strategic objectives, risks to the Group and emerging risks.

The 2019 stakeholder review included how engagement is conducted across the Group, stakeholders’ primary concerns and how the Board is kept informed of those where engagement is not conducted at Board level.

Following the review, the Board decided to establish Non-Executive Director participation in meetings with our independent Sustainability Stakeholder Panel to enhance their understanding of evolving issues for our stakeholders and obtain more detailed insight on how they are addressed and communicated in our annual Sustainability Report.

Our Board is satisfied that there is effective and well-established engagement with the Group’s key stakeholders. The Board will conduct a stakeholder review annually and monitor the continued effectiveness of engagement.

Day-to-day engagement with our key stakeholders, and other local stakeholder groups, is conducted at the level and in a format best suited to the context. This may be locally, regionally or functionally, or by the Board or senior management, depending on the stakeholder. Our Group governance framework, including our Group Standards of Business Conduct and specific frameworks for stakeholder engagement, mandate openness, transparency and integrity, and define requirements for appropriate management oversight.

Read more about our key business stakeholders and how we engage Pages 26 to 27

Where the Board does not engage directly with our stakeholders, it is kept updated so Directors maintain an effective understanding of what matters to our stakeholders and can draw on these perspectives in Board decision-making and strategy development. Examples of how the Board engaged with wider key stakeholders and maintained its understanding of their interests during the year include:

Consumers

Our consumers are at the core of everything we do, and over 150 million consumers interact with Group products every day.

The Board is regularly briefed by the Executive Directors and senior management on how we are developing our product portfolio to satisfy an increasingly varied set of adult consumer preferences across our traditional and New Categories businesses.

Through strategy and product portfolio ‘deep dives’ in 2019, the Board devoted significant time to considering how consumer insights, product preferences, longer-term trends and the Group’s approach to product stewardship can help deliver a step-change by offering innovative products that will recapture consumer moments lost to shifting trends.

The Board sees this for themselves through their review of evolving consumer spaces, participation in product ‘look and feel’ exploration sessions, and by speaking directly to product developers to understand how they integrate in-depth scientific knowledge with consumer insights to build a superior product pipeline.

Read more about our approach to engaging with consumers Page 26

Our People

The Board absorbs the views of our workforce through a combination of engagement methods, across multiple channels at different levels of our organisation. These include Board market and site visits, town halls, works councils, global webcasts, and our ‘Your Voice’ global employee survey. These are discussed further on pages 41 to 42.

The Board has taken account of the requirements of the UK Corporate Governance Code in its approach to engagement with the workforce and has adopted a combination of methods as permitted by the Code. Given the spread, scale and diversity of the Group’s workforce, the Board considers it effective to use the established channels referred to above, and has augmented these from January 2019 by introducing Group-wide reporting structures to capture feedback from engagement forums covering all Group company employees and individuals contracted on a fixed-term basis to undertake permanent roles worldwide.

The Board now reviews these engagement channels and consolidated feedback from them annually. In 2019, this also included review of insights from our 2019 Your Voice global employee survey. Focus and action areas reviewed by the Board are then cascaded to our workforce. Key areas of feedback from engagement channels reviewed by the Board during 2019 focused on business transformation, product innovation and ways of working, and the BAT ethos has been developed with significant workforce input.

Directors attended market and site visits, including to Denmark (Copenhagen), Japan (Tokyo), Sweden (Malmö factory) and UK (Global R&D facilities in Southampton) to meet local management and representatives from marketing and operations. Our Executive Directors presented several global webcasts following their appointments to the Board which included discussions on strategy, business outlook, performance, culture and the Quantum transformation project, including live Q&A. Our Directors take other opportunities to engage directly with employees to support the Group’s diversity and inclusion. In 2019, examples include Director participation in our global webcast campaign #BalanceForBetter on International Women’s Day and our annual event for ‘B United’, the Group’s LGBT+ network.

The statement of matters reserved for the Board reflects the Board’s responsibility to understand the views of our global workforce, and to keep effectiveness of mechanisms for engagement with the workforce under review, in accordance with the UK Corporate Governance Code.

Read more about workforce engagement across our Group Pages 26, 41 and 42

UK Companies Act: Employee engagement

This section summarises the Directors’ approach to engaging with the Group’s workforce, including employees of UK Group companies, and how the Directors have regard to their interests. Further information is provided on pages 26 to 27 and 41 to 42. Information regarding the effect of that regard is provided on pages 74 and 75.

72	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Suppliers

Our relationships with suppliers and farmers are managed day-to-day by the Group’s Operations function and at local market level. The Board periodically reviews the Group’s supply chain strategies, supplier footprint and progress of sustainable agriculture and farmer livelihoods programmes, in particular the industry-wide Sustainable Tobacco Programme, and the Group’s THRIVE programme which takes into account insights from supplier and farmer engagement.

In 2019, updates to the Board included the Group’s combustibles supply chain strategy and the Group’s approach to building strategic relationships with research partners to support New Categories development. The Board also discussed new ways of working to build relationships with corporate venturing partners to foster innovation and build capabilities in New Categories.

As part of the Board’s review of our annual Modern Slavery Statement, it discussed actions being taken by the Group to address the risk of human rights issues across our business and supply chains. In the context of the Board’s review of the revised SoBC in 2019, it was briefed on enhanced alignment of our Human Rights policy with the ILO Declaration on fundamental principles and rights at work and UK modern slavery legislation.

Read more about how we engage with our suppliers and farmers Pages 27, 31 and 39

Customers

Whilst retailer, wholesaler and distributor relationships are managed at local market and business unit levels, the Board is regularly briefed on the Group’s retail footprint, route to market strategies and developments in the global retail environment.

In 2019, this was primarily achieved through regular updates from the Chief Executive on product roll-out plans and the Board’s annual product portfolio ‘deep dives’. Focus areas for Board discussions included US wholesaler and retailer approaches to preventing youth access to vapour products and the Group’s actions to ensure responsible partnerships with trade customers. The Audit Committee also regularly reviews the Group’s Youth Access Prevention activities and action plans.

Read more about how we engage with our customers Page 27

Governments and wider society

At every regular Board meeting, the Board reviews a report from our Legal & External Affairs Director covering regulatory engagement, progress in anti-illicit trade initiatives, litigation, compliance and other legal matters across the Group. The Board is briefed on evolving product regulation through its annual product portfolio ‘deep dives’ with senior management.

The Audit Committee is regularly updated on the status of engagement with tax authorities on material Group tax matters. The Non-Executive Directors regularly attend meetings of the Group’s Corporate Audit Committee and Regional Audit & CSR Committees, where societal and community perspectives on various topics at regional and local levels are discussed further. Feedback from those Committees is reviewed by the Audit Committee.

The Chairman participates in the Confederation of British Industry, the Multinational Chairman Group and the Whitehall & Industry Group; these are all forums enabling engagement with the UK Government on topics such as global trade, Brexit and cyber security.

The Audit Committee reviews the Group’s sustainability performance annually, including our investment in community and charitable initiatives under the Group’s strategic framework for corporate social investment.

The Chairman also participates in the annual meeting of the Global Leadership Foundation (GLF), a network of government and NGO stakeholders helping developing countries improve governance.

The Board is briefed on scientific engagement with public health bodies, scientific communities and the media. In 2019, this included the launch of the new BAT-science website.

As part of the Board’s review of the Group’s new environmental targets and environmental reporting, the Board was briefed on stakeholder expectations in relation to carbon emissions commitments and alignment to Taskforce on Climate-related Financial Disclosures (TCFD) recommendations.

Read more about our engagement with governments and wider society Pages 27 and 32

UK Companies Act: Business relationships

This section summarises how the Directors have regard to the need to foster business relationships with customers, suppliers and other external stakeholders. Further information is provided on pages 26 and 27. Information regarding the effect of that regard is provided on pages 74 and 75.

Sustainability Stakeholder Panel

To enhance its understanding of what matters to our stakeholders, the Board established Non-Executive Director participation in meetings with our Sustainability Stakeholder Panel in 2019.

The Panel is formed of key opinion leaders in the areas of harm reduction, environment, human rights and business ethics. It was established in 2016 to provide independent and objective feedback on our sustainability agenda, priorities and our Sustainability Report.

In November 2019, Richard Burrows and Sue Farr, with members of senior management, met the Panel to review developments in sustainability initiatives, evolving sustainability issues that could impact our wider stakeholders, and Group sustainability performance. Feedback was provided to the Board and Non-Executive Director participation in meetings with the Panel will continue in 2020.

BAT Annual Report and Form 20-F 2019	73

Directors’ Report

BOARD ACTIVITIES

IN 2019

Sustainability

The Board emphasises the need for our business, strategy and product portfolio to be sustainable for the long term and meet stakeholder expectations.

Activities in 2019

–  reviewing the Group Risk Register, Group risk appetite in the context of its strategic objectives, emerging risks to the Group, and Group insurance coverage;

–  determining Group viability for reporting purposes taking into account current position and principal risks;

–  reviewing Group stakeholders, methods of engagement, issues that matter to those stakeholders and how the Group responds;

–  reviewing the Group’s approach to product stewardship and the science underpinning development of New Category products;

–  reviewing Group regulatory engagement activities and evolving global product regulation;

–  reviewing New Category products environment, with particular focus on the US vapour environment and the status of FDA proposals to regulate flavours in vapour products;

–  approving revised versions of the International Marketing Principles and Group Standards of Business Conduct (including the Speak Up and Lobbying and Engagement policies);

–  reviewing the status of litigation proceedings involving Group companies, including updates on the class-actions in Quebec Province against Group subsidiary Imperial Tobacco Canada and associated CCAA filing, the Fox River and Kalamazoo River proceedings, and claims brought by RAI dissenting shareholders following acquisition of the remaining shares in RAI;

–  reviewing updates on compliance matters, including allegations of misconduct, reports from Speak Up channels, and progress of the Group’s ‘Delivery with Integrity’ compliance programme;

–  reviewing health and safety performance for the preceding year, targets for the coming year and action plans;

–  reviewing performance against environmental targets set for the preceding year, approving revised long-term targets and endorsing plans for enhanced climate change reporting; and

–  reviewing the Group’s annual Modern Slavery Act statement and approving it for adoption by the Company.

Growth

Growth remains our key strategic focus. Continued investment in, and development of, our strategic focus areas is central to the Board’s annual agenda.

Activities in 2019

–  reviewing Group strategy and its implementation across the Group’s regions;

–  review of the evolution of the Group’s strategy to accelerate New Category growth;

–  approval of Group budget and oversight of resource allocation activities, including for combustible product portfolios, to support strategy execution;

–  reviewing Group financial performance against the key performance metrics, current outlook throughout the year, key challenges faced and opportunities for growth in each region;

–  reviewing Group half-year results, year-end results and the Annual Report and Form 20-F;

–  reviewing New Category product portfolios, innovation pipeline, roll-out plans and Group strategy for developing intellectual property;

–  reviewing Group product portfolio performance in the context of strategic focus areas and the competitor landscape;

–  reviewing the Group’s information and digital technology (IDT) strategy, including progress of the Group’s digital transformation agenda, risk management and cyber security;

–  oversight of establishment of the Group’s corporate venture capital unit, ‘Better Tomorrow Ventures’, and approval of specific delegated authorities to support the unit in creating innovative and agile strategic relationships with venture capital partners;

–  reviewing the Company’s share price performance, investor and broker perspectives, and analysis of factors impacting share price performance;

–  reviewing the impact of foreign exchange rates on Group financial performance, including measures taken by management to mitigate foreign exchange risks; and

–  reviewing financial performance of the associates of the Group periodically.

Examples of how the Board considered stakeholders, the environment, corporate reputation, and the long-term impact of decisions

Environmental targets and	Key stakeholders	Budget and resource allocation	Key stakeholders

climate change reporting

The Board approved new environmental targets aimed at significantly reducing the greenhouse gas emissions of the Group and its supply chain. The targets were based on the most up-to-date climate science and were formally endorsed by the Science-Based Targets initiative, reflecting the Board’s commitment to reducing the impact of our operations in the long term and working with external stakeholders to achieve this. Building on this initiative, the Board has also endorsed the Group’s alignment with the TCFD reporting recommendations on the financial impacts of climate change by 2022.

Shareholders/ Bondholders Consumers Our people Suppliers Customers Governments and wider society

The Board approved the 2020 budget, weighing the balance between the long-term corporate and consumer benefits of New Categories investment and continued portfolio and geographic expansion with our commitment to significant deleveraging. The budget reflects our considerable work to better understand and anticipate evolving consumer preferences at a transformational time for our sector, and factors in our commitment to strong product stewardship, research and collaborative innovation to meet those needs.

Shareholders/ Bondholders Consumers Our people Suppliers Customers Governments and wider society

74	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Productivity

The Board pays close attention to the Group’s operational efficiency and our programmes are aimed at delivering a globally integrated enterprise with cost and capital effectiveness.

Activities in 2019

–  reviewing operating performance on a Group, regional and key market level across the product portfolio, including combustibles and New Categories;

–  reviewing Group cash flow performance, including monitoring the progress to realise opportunities and optimise the balance sheet, to ensure the Group can invest for the future while reducing the carrying value of debt;

–  reviewing the SEC-registered shelf programme for US debt issuance, summarised on page 48, and approving the transaction documentation to establish the programme;

–  reviewing the Quantum transformation project and its objectives, and approving changes to the Group’s delegated authorities to implement organisational change;

–  reviewing Group compliance with its financing principles, including in relation to Group liquidity, capital allocation, adjusted net debt/EBITDA, the Group’s revolving credit facilities, planned refinancing and other treasury activities;

–  reviewing US business performance following the acquisition of RAI, progress in achieving anticipated synergies discussed further at page 39, implementation of operational integration, and outlook for the US business;

–  reviewing Group supply chain strategy and optimisation programmes; and

–  reviewing other business transformation programmes relating to finance, human resources and global business services to implement operational efficiencies.

Winning organisation

Setting the ‘tone from the top’ is an important part of the Board’s role, helping to foster a culture centred on our ethos.

Activities in 2019

–  approving the appointment of Tadeu Marroco and Jerry Fowden to the Board and revising the composition of Board Committees on the recommendation of the Nominations Committee;

–  determining the independence of Non-Executive Directors prior to proposing them for re-appointment (or appointment for the first time) at the Company’s AGM;

–  reviewing feedback from the Remuneration Committee on development of the new Directors’ Remuneration Policy and shareholder perspectives, and adopting the new policy for proposal to shareholders at the Company’s 2019 AGM;

–  monitoring corporate culture and its alignment with the Group’s purpose, strategy and values;

–  reviewing the Group’s talent, diversity and inclusion strategies and the progress of initiatives supporting their objectives;

–  reviewing the BAT ethos, an evolution of the Group’s Guiding Principles, developed with significant input from Group company employees;

–  considering feedback from the range of workforce engagement mechanisms in place across the Group, including outcomes from the ‘Your Voice’ global 2019 employee survey, discussing plans for implementing feedback and attending market and site visits;

–  reviewing Speak Up mechanisms and the reports arising from them;

–  approving changes to the Group’s existing short-term and long-term management incentive schemes (below Executive Director level) to enhance alignment with Group strategy and values, and adopting rules for a new employee restricted share long-term incentive plan for proposal to shareholders at the Company’s 2020 AGM;

–  reviewing the funding positions relating to the Group’s retirement benefit schemes; and

–  review and discussion of the outcomes from the evaluation of the effectiveness of the Board and its Committees in 2019.

Business transformation	Key stakeholders	Group incentive schemes	Key stakeholders

The Board reviewed the Quantum transformation project and its objectives and approved changes to the Group’s governance framework to support project delivery and realise its benefits. The project, while creating a leaner organisation, was conceived with due regard to employee interests and is ultimately designed to empower our people going forward, promote agility in their decision-making, and support funding for future growth. A consumer-centric approach is at the heart of this, reflecting the Group’s strategy.

Shareholders/ Bondholders Consumers Our people

The Remuneration Committee reviewed the Group’s wider reward strategy (below Executive Director level), leading to a simplified annual salary review process and revised management incentive scheme structures. As competition for talented employees intensifies and we build our capabilities to succeed in New Categories and growth markets, the Committee endorsed these changes to better align incentive schemes below Executive Director level with the Group’s strategy and values, enhance talent acquisition and retention and take into account employee feedback.

Shareholders/ Bondholders Consumers

BAT Annual Report and Form 20-F 2019	75

Directors’ Report

DIVISION OF

RESPONSIBILITIES

Introduction

This section sets out the roles, and effective division of responsibilities, between the Chairman, Chief Executive and Non-Executive Directors, and outlines the support the Directors receive to assist them in meeting their responsibilities under the UK Corporate Governance Code and discharging their directors’ duties, both individually and collectively.

Leadership
Chairman	Chief Executive
– Leadership of the Board – Ensures Board effectiveness – Facilitates the productive contribution of the Directors – Sets the Board agenda – Interfaces with shareholders

–  Overall responsibility for Group performance

–  Leadership of the Group

–  Enables planning and execution of Group objectives and strategies

–  Stewardship of Group assets

–  Drives the cultural tone of the organisation

– Ensures effective shareholder engagement – Representational duties on behalf of the Company	The responsibilities of the Chairman, Chief Executive, Senior Independent Director are available at www.bat.com

Oversight
Non-Executive Directors	Senior Independent Director (SID)

–  Oversee Group strategy

–  Scrutinise and hold to account performance against objectives

–  Monitor Group performance

–  Review management proposals and provide strategic guidance

–  Bring external perspective and effective challenge to management

–  Leads review of the Chairman’s performance

–  Presides at Board meetings in the Chairman’s absence

–  Chairs the Nominations Committee when Chairman succession considered

–  Sounding board for the Chairman

–  Intermediary for other Directors

–  Available for meet with shareholders

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

Directors information and advice

–	Directors receive papers for review in good time ahead of each Board and Committee meeting.

–	Papers and presentations to the Board and its Committees include discussion of specific stakeholder considerations as applicable

–	The Company Secretary ensures effective information flow within and between the Board and its Committees, and between the Non-Executive Directors and senior management.

–	The Company Secretary, in conjunction with external advisers where appropriate, advises the Board on all governance matters.

–	All Directors have access to the advice and services of the Company Secretary. The appointment and replacement of the Company Secretary is a matter for the Board.

–	A procedure is in place for all Directors to take independent professional advice at the Company’s expense if required.

–	Each of the three principal Committees of the Board may obtain independent legal or other professional advice, at the Company’s expense, and secure attendance at meetings of outsiders if needed.

76	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Commitment

Before appointing prospective Directors, the Board takes into account their other commitments and significant time commitments are disclosed prior to appointment. The letters of appointment for the Chairman and Non-Executive Directors set out their expected time commitment to the Company. Any additional external appointments following appointment to the Board require prior approval by the Board in accordance with the UK Corporate Governance Code 2018. The Board assesses the significance of any additional external appointment notified by a Director, supported by the Company Secretary.

During 2019, the Board considered and gave approval to the new external appointments of the Non-Executive Directors. Sue Farr’s appointment as a non-executive director of Helical plc with effect from 5 June 2019 was considered by the Board to be a significant additional appointment. Such appointment was, however, not considered to impair her ability to serve as a Director of the Company in view of the anticipated time commitment and as Ms Farr ceased to be a non-executive director of Dairy Crest Group plc on 15 April 2019. Including the Company, Sue Farr is a non-executive director of a total of three listed companies.

In 2019, the Board also considered and gave approval to Luc Jobin’s proposed appointment as an independent director of Gildan Activewear Inc., effective from 18 February 2020. The Board considered the appointment to be a significant additional appointment, however it was not considered to impair Mr Jobin’s ability to serve as a Director of the Company in view of Mr Jobin’s total of two listed company mandates which is within the voting guidelines of leading corporate governance agencies. Following this appointment, Mr Jobin is a Non-Executive Director of two listed companies, including the Company.

Conflicts of interests

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

Professional development

Non-Executive Directors receive a full programme of briefings annually across all areas of the Company’s business from the Executive Directors, members of the Management Board, the Company Secretary and other senior executives.

Focus areas in 2019 included a recap on directors’ duties under Section 172 of the UK Companies Act 2006, and new corporate reporting requirements introduced in 2018 associated with the discharge of those duties. These briefings were provided in the context of the Board’s review of key business stakeholders. The Board was also updated on the implementation of revisions to the Group’s governance framework to align with the UK Corporate Governance Code, following the Board’s approval of those revisions in 2018.

During the year, the Audit Committee has been updated on the progress of UK government reviews and consultations in relation to the UK audit market and proposed reform of the UK Financial Reporting Council.

Non-Executive Directors regularly attend meetings of the Group’s Regional Audit and Corporate and Social Responsibility Committees and Corporate Audit Committee to gain an enhanced understanding of the Group’s regions and central functions and the risks faced by the business at market, regional and functional levels.

Non-Executive Directors also attend by rotation an annual meeting of our Sustainability Stakeholder Panel to enhance their understanding of wider stakeholder considerations.

The Chairman meets with each Non-Executive Director individually towards the end of each year, to discuss their individual training and development plans.

All Directors receive a thorough and personalised induction upon joining the Board. Individual inductions conducted in 2019 are highlighted below.

Board induction
On joining the Board, all Directors receive a full induction tailored to their individual requirements

Finance Director induction 2019

Tadeu Marroco completed his Executive Director induction programme in preparation for his appointment to the Board on 5 August 2019.

Mr Marroco’s induction included in-depth briefings from senior management, the external auditors and external advisers.

These briefings covered a range of topics, including the Company’s corporate governance structures, responsibilities as Finance Director and directors’ duties more generally, Board and Committee processes, UK and US regulatory frameworks applicable to listed issuers, shareholder and wider stakeholder engagement programmes and stakeholder perspectives, external audit procedures and legal matters.

Non-Executive Director induction 2019

Jerry Fowden completed his Non-Executive Director induction programme in 2019 following his appointment to the Board on 1 September 2019.

Mr Fowden’s induction included a series of briefings from senior management, the external auditors and external advisers on the Group’s strategy, business regions, product portfolios, corporate governance, directors’ duties, the Group’s shareholder and wider stakeholder engagement programmes and stakeholder perspectives, evolving regulation impacting the Group’s business, and treasury, risk and legal matters.

Mr Fowden also visited our Global R&D Centre in Southampton to gain insight into the Group’s product innovation pipeline and science supporting it directly from our scientists and product developers.

BAT Annual Report and Form 20-F 2019	77

Directors’ Report

BOARD

EVALUATION

Review process

The performance and effectiveness of the Board, its Committees, the Executive and Non-Executive Directors and the Chairman were evaluated externally in 2019, facilitated by Independent Audit Limited (‘Independent Audit’). Independent Audit has no connections with the Company or its Directors other than in respect of facilitation of Board evaluation.

Independent Audit undertook the evaluations through a series of detailed questionnaires, observation of meetings of the Board and Audit and Remuneration Committees, and review of Board and Committee papers for the previous 12 months. The Chairman is responsible for the overall evaluation process and each Committee Chair is responsible for the evaluation of the performance and effectiveness of their Committee.

All Directors (except for Jerry Fowden, who had just joined the Board) participated in the evaluation process, assessing the Board, the Committees of which they were a member or regularly attended in 2019, and each of the Directors individually.

In addition, several members of the Management Board and other senior management participated in elements of the evaluation.

Anonymised reports specifying the findings of the evaluations were prepared by Independent Audit for the Board and each Committee. The Board and Committees then reviewed and discussed their respective reports and identified action areas for 2020 taking into account the evaluation findings. Discussions of evaluation findings were facilitated by Independent Audit.

The Chairman received reports from Independent Audit on the performance and effectiveness of all Executive and Non-Executive Directors (other than himself) in 2019 and he provided individual feedback to each Director.

The Senior Independent Director received a report from Independent Audit on the Chairman’s performance and effectiveness, and led a discussion reviewing the Chairman’s effectiveness with the other Directors (without the Chairman present). The Senior Independent Director then provided feedback to the Chairman.

2019 evaluation: outcomes and actions

The Board considers that it, and its Committees, continue to function effectively and that the working relationships between the Board and its Committees continue to be sound.

Leadership and culture

Positive feedback was provided on management’s degree of engagement with the Board, linked with an open dynamic with the new Chief Executive and Finance Director.

Leveraging the collective knowledge and experience of the Board to best effect was also discussed, with the openness of the new executive team’s interaction with the Board and the inclusiveness of the Board’s strategy sessions cited as positive factors.

Oversight of organisational culture was identified to be an area for continued focus for the Board, particularly in light of the Quantum transformation project. Director market and site visits were identified as a useful means of achieving this, and positive feedback was provided by Directors on market visits in 2019.

Actions for 2020

–	review sources of insight provided to the Board on culture to ensure this supports Board oversight in the most effective manner

–	develop the programme of market and site visits for Non-Executive Directors to continue to spend time in the business

Strategy

The good start made by the new Chief Executive and Finance Director in articulating and communicating strategy was noted. The Non-Executive Directors welcomed their increased level of involvement in strategic planning. The Board’s approach to monitoring the organisation’s financial health is well regarded.

The strategic opportunities and risks associated with big trends driving the industry, including new technology, were areas identified for focus for the Board, as was continued review of reward strategy by the Remuneration Committee.

Actions for 2020

–	review of industry trends on a macro-level, including technology

–	continuing review by the Remuneration Committee of the Group’s reward strategy in 2020 to ensure ongoing effectiveness

Risk management

Oversight of risk management is viewed to be handled well. Stress-testing of scenario analysis and crisis preparation, and insight on management’s response plans and backup systems, were identified as focus areas. Cyber and IT security risk are areas where crisis management is felt to be key. Continued engagement with management and experts was considered essential to the Board’s understanding and oversight.

Actions for 2020 – targeted assessment of crisis scenarios and mitigation plans – Audit Committee deep dive on information, technology and cyber risks
Dynamics and information

Board and Committee meetings are considered to be chaired effectively, with effective support from the Company Secretariat. Opportunities were identified to enhance meeting effectiveness through more focused presentations. There is also opportunity to enhance the effectiveness of Board and Committee papers by including clear linkage to strategy and reducing operational detail.

Actions for 2020

–	maintain balance between presentation and discussion in meetings

–	additional guidance to management on preparation of Board and Committee papers to enhance effectiveness of pre-read

Composition and succession

Executive succession was unanimously agreed to be an area of strength and the Nominations Committee was praised for its handling of executive transition. Executive talent management was also well regarded. Areas for refining the Non-Executive Director appointments process were identified, including continued focus on Board diversity.

Actions for 2020

–	develop profile of Non-Executive Directors needed for the future, for Nominations Committee reference in Board succession planning

Independent Audit has reviewed this section and has confirmed it presents a fair summary of the review process.

78	BAT Annual Report and Form 20-F 2019

	Strategic Report	Governance		Financial Statements		Other Information

NOMINATIONS COMMITTEE		Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Richard Burrows Chairman of the Nominations Committee

Nominations Committee current members

Richard Burrows (Chairman)	Holly Keller Koeppel

Sue Farr	Savio Kwan

Jerry Fowden	Dimitri Panayotopoulos

Dr Marion Helmes	Kieran Poynter

Luc Jobin

Attendance at meetings in 20191(a)

		Attended/Eligible to attend

Name	Member since	Scheduled	Ad hoc

Richard Burrows1(b)	2009	2/2	3/3

Sue Farr1(c)	2015	2/2	3/4

Jerry Fowden2(b)	2019	0/0	2/2

Dr Marion Helmes	2016	2/2	4/4

Luc Jobin1(d)	2017	2/2	3/4

Holly Keller Koeppel	2017	2/2	4/4

Savio Kwan1(e)	2014	2/2	3/4

Dimitri Panayotopoulos	2015	2/2	4/4

Kieran Poynter	2010	2/2	4/4
Notes:

1. Number of meetings in 2019: (a) the Committee held six meetings, four of which were ad hoc and convened at short notice; (b) Richard Burrows was recused from the ad hoc meeting in November which discussed succession planning for the role of Chairman; (c) Sue Farr did not attend the ad hoc meeting in January due to prior commitments; (d) Luc Jobin did not attend the ad hoc meeting in January due to prior commitments; and (e) Savio Kwan did not attend the ad hoc meeting in November due to prior commitments.

2. Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with UK Corporate Governance Code 2018 Provisions 10 and 17, applicable US federal securities laws and NYSE listing standards; and (b) Jerry Fowden became a member of the Committee on 1 September 2019 on his appointment as a Non-Executive Director.

3. Other attendees: the Chief Executive, the Director, Talent and Culture, and Group Head of Talent & Organisation Effectiveness regularly attend meetings by invitation but are not members.

Nominations Committee terms of reference
Revised Nominations Committee terms of reference have been adopted by the Board to align with the requirements of the UK Corporate Governance Code 2018.
For the Committee’s terms of reference see bat.com/governance

Role

As set out in the Terms of Reference, the Nominations Committee is responsible for:

–	reviewing the structure, size and composition of the Board and Management Board on a regular basis to ensure both have an appropriate balance of skills, expertise, knowledge and Board independence;

–	reviewing the succession plans for appointments to the Board, the Management Board and Company Secretary to maintain an appropriate balance of skills and experience and to ensure progressive refreshing of both the Board and the Management Board;

–	making recommendations to the Board on suitable candidates for appointments to the Board, the Management Board and Company Secretary, and ensuring that the procedure for those appointments is rigorous, transparent, objective and merit-based and has regard for diversity;

–	assessing the time needed to fulfil the roles of Chairman, Senior Independent Director and Non-Executive Director, and ensuring Non-Executive Directors have sufficient time to fulfil their duties;

–	overseeing the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers; and

–	implementing the Board Diversity Policy and monitoring progress towards the achievement of its objectives, summarised on page 82.

Key activities in 2019

–	Identifying a successor to the Finance Director and recommending to the Board the appointment of Tadeu Marroco as Deputy Finance Director from 1 March 2019 and then as Finance Director from 5 August 2019, discussed further on page 80.

–	Making recommendations to the Board in respect of Board and Committee appointments, including to appoint Jerry Fowden as a Non-Executive Director and to the Audit and Nominations Committees from 1 September 2019.

–	Succession planning for the role of Chairman, discussed further on page 80.

–	Making recommendations to the Board in relation to Directors’ annual appointment and re-election at the AGM, discussed further on page 80.

–	Reviewing the Executive Directors’ and Management Board members’ annual performance assessments.

–	Succession planning for the Board and for the Management Board, having regard to the Board Diversity Policy.

–	Reviewing the Group talent strategy, talent development priorities and the programmes underpinning the Group’s commitment to investment in engaging, developing and retaining talent.

–	Reviewing the Group’s Diversity & Inclusion strategy, specific diversity initiatives to further develop a diverse and gender-balanced work place, and progress made in the development of a diverse senior management succession pipeline.

–	Assessing the progress of development plans for candidates for Management Board roles.

–	Assessing the Committee’s effectiveness in 2019, following the externally facilitated evaluation of the Committee, discussed further at page 78.

BAT Annual Report and Form 20-F 2019	79

Directors’ Report

NOMINATIONS COMMITTEE

CONTINUED

Board appointments

The Committee is responsible for identifying candidates for Board positions, taking into account the Board Diversity Policy discussed on page 82. This includes a full evaluation of candidates’ attributes to ensure the Board maintains an appropriate balance of skills, expertise and knowledge, and generally involves interviews with several candidates, supported by independent, specialist external search firms where applicable, to shortlist appropriate candidates.

The Committee identified the successor to Ben Stevens as Finance Director, taking into account potential candidates’ skills, experience and diversity of attributes. The Board approved the Committee’s recommendation to appoint Tadeu Marroco as Deputy Finance Director with effect from 1 March 2019 and as Finance Director with effect from 5 August 2019.

The Committee also led the selection process leading to the appointment of Jerry Fowden as a Non-Executive Director on 1 September 2019. This selection process was supported by Heidrick & Struggles (UK) Limited1, an independent executive search consultancy compliant with the Standard and Enhanced Code of Conduct for Executive Search Firms. The selection process for this role included careful consideration of candidates’ skills, expertise, knowledge and diversity of attributes, and a specific requirement for candidates to have strong US market experience to enhance the Board’s US expertise.

Terms of appointment to the Board

Details of the Directors’ terms of appointment to the Board and the Company’s policy on payments for loss of office are contained in the Directors’ Remuneration Policy, which is set out in full in the Remuneration Report 2018, contained in the Company’s Annual Report and Form 20-F for 2018 available at bat.com

The Executive Directors have rolling one-year contracts. The Non-Executive Directors do not have service contracts with the Company but instead have letters of appointment for one year, with an expected time commitment of 25–30 days per year.

Board retirements

Nicandro Durante retired from the Board with effect from 1 April 2019, on his retirement as Chief Executive. Ben Stevens retired from the Board with effect from 5 August 2019, on his retirement as Finance Director.

Kieran Poynter will retire from the Board with effect from the conclusion of the Company’s AGM on 30 April 2020.

Board succession planning

The Board considers the length of service of the members of the Board as a whole and the need for it to refresh its membership progressively over time. Non-Executive succession planning remains a priority for the Committee in 2020.

The Chairman will have served as a Director for just over 10 years at the time of the 2020 AGM. The Committee has given careful consideration to Director transitions to ensure orderly Board succession.

During 2018 and 2019, the Nominations Committee prioritised effective succession planning for the Chief Executive and the Finance Director. Having overseen the orderly transition for both those roles, the Nominations Committee has focused on succession planning for the role of Chairman, mindful of the provisions of the UK Corporate Governance Code (the Code) and that Richard Burrows has served as a Director for just over 10 years.

While recognising that the Code generally limits the tenure of the Chairman to nine years from first appointment, the Code permits extension of the Chairman’s tenure for a limited time to facilitate effective succession planning. In the context of the recent transitions for both the Chief Executive and the Finance Director, and to enable effective succession planning for the Chairman, the Board considers the interests of the Company’s shareholders to be best served by Mr Burrows continuing as Chairman for a limited time.

It is intended that Mr Burrows will retire from the Board at or prior to the AGM in 2021 and that he will continue to lead the Board in the interim. Accordingly, the Board will be proposing Mr Burrows for re-election as Chairman at the forthcoming 2020 AGM.

In relation to the role of Senior Independent Director, the Board accepted the recommendation of the Nominations Committee to appoint Dimitri Panayotopoulos to succeed Mr Poynter as the Company’s Senior Independent Director on Mr Poynter’s retirement from the Board with effect from the conclusion of the Company’s forthcoming AGM. To ensure an effective transition in the leadership of succession planning for the role of Chairman, Mr Panayotopoulos has taken over responsibility from Mr Poynter for leading this process.

Spencer Stuart & Associates Limited2 and Korn Ferry (UK) Limited3 have been engaged to support the succession planning process for the role of Chairman. Both Spencer Stuart and Korn Ferry are independent executive search consultancies compliant with the Standard and Enhanced Code of Conduct for Executive Search Firms. The Senior Independent Director chairs the Nominations Committee when dealing with discussions relating to the appointment of a successor to the Chairman.

The Committee’s approach to succession planning for the Executive Directors and other members of senior management is set out further on page 81.

Annual General Meeting 2020

With the exception of Mr Poynter, the Company will be submitting all eligible Directors for re-election and, in the case of Jerry Fowden, election for the first time.

Prior to making recommendations to the Board in respect of Directors’ submissions for election or re-election (as applicable), the Committee carried out an assessment of each Director, including their performance, contribution to the long-term sustainable success of the Company and, in respect of each of the Non-Executive Directors, their continued independence.

The Chairman’s letter accompanying the AGM Notice confirms that all Non-Executive Directors being proposed for election or re-election (as applicable) are effective and that they continue to demonstrate commitment to their roles as Non-Executive Directors.

Notes:

1.	Heidrick & Struggles has no connections with the Company or its Directors other than in respect of provision of executive search services.

2.	Spencer Stuart has no connections with the Company or its Directors other than in respect of provision of executive search services.

3.	Korn Ferry has no connections with the Company or its Directors, other than in respect of the provision of executive search and other human resources advisory and consulting services.

80	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Balance and diversity

The Board appreciates the benefits of diversity in all of its forms, within its own membership and at all levels across the Group. Our Non-Executive Directors come from broad industry and professional backgrounds, with varied experience and expertise aligned to the needs of our business. Short biographies of the Directors are set out on pages 66 and 67.

The Nominations Committee is responsible for regularly reviewing the composition of the Board and Management Board to ensure both boards have an appropriate balance of skills, expertise and knowledge, and ensuring that all appointments are made on merit against objective criteria and with due regard for the benefits of diversity. These principles were applied by the Nominations Committee in identifying and recommending Tadeu Marroco and Jerry Fowden for appointment to the Board.

The Hampton-Alexander Review set recommendations aimed at increasing the number of women in leadership positions in FTSE 350 companies, including a target of 33% representation of women on FTSE 350 Boards by 2020. Women currently represent 27.3% of our Board and 15.4% of our Management Board. Our Board Diversity Policy, discussed on page 82, sets out the Board’s ambition to progress towards further gender diversity.

The Parker Review Committee published its final report on ethnic diversity in UK boards in 2017, recommending there be at least one director from a Black, Asian and Minority Ethnic (BAME) background on every FTSE 100 company board by 2021.

Applying the Parker Review assessment guidelines, currently one of our Directors is from a BAME background.

The Nominations Committee reviews the succession plans and talent pool at short and longer-term time horizons for the Executive Directors, other Management Board members, and certain other members of senior management. In 2019, particular emphasis was placed on the talent pipeline for senior management over the next two years and the importance of maintaining gender diversity within the succession pipeline. Progress in 2019 against our objective to develop a pipeline of diverse, high-performing senior managers is set out on page 82.

More broadly, and recognising the need for diverse talent to be developed at all levels across the Group, the Board regularly reviews the progress of our Group diversity and inclusion initiatives. In 2019, this included a review of our Women in STEM programme launched in 2019 (to attract, develop and retain more women in our R&D, Operations and Information & Digital Technology functions), our IGNITE initiative planned for 2020 (to support professionals to re-enter the workforce after career breaks), and an update on the Group’s recognition as a Diversity Leader by the UK Financial Times in its inaugural Diversity Leaders report 2019.

Our Strategic Report discusses our Diversity & Inclusion strategy and Group diversity initiatives further, and provides details of the representation of women in our total workforce and in our senior manager population on pages 40 and 41.

BAT Annual Report and Form 20-F 2019	81

Directors’ Report

NOMINATIONS COMMITTEE

CONTINUED

Board Diversity Policy

Our commitment to promoting diversity is reflected in our Group

Employment Principles discussed further on pages 41 to 42, and diversity is taken into consideration in determining the composition of our Board and Management Board.

We believe that talent is our competitive advantage and diversity is a critical component of our success. ‘We are diverse‘ is one of the five core values of the BAT ethos, set out on page 11.

Our Board Diversity Policy is aligned with our Group ethos. Our Board Diversity Policy expresses how we think of diversity in its widest sense, as those attributes that make each of us unique. These include our race, ethnicity, cultural and social backgrounds, geographical origin, gender, age, any disability, sexual orientation, religion, skills, experience, education and professional background, perspectives and thinking styles.

Our Board Diversity Policy sets out the Board’s commitment to the following objectives:

–	considering all aspects of diversity when reviewing the composition of, and succession planning for, the Board and Management Board;

–	considering a wide pool of candidates of both genders for appointment to the Board;

–	maintaining at least 30% representation of women on our Board, with the ambition of progressing towards further gender balance;

–	giving preference, where appropriate, to engaging executive search firms that are accredited under the Standard and Enhanced Codes of Conduct for Executive Search Firms, which include gender diversity; and

–	oversight of the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers, through the activities of the Nominations Committee.

Progress against these objectives in 2019 is set out below.

Board Diversity Policy progress update

Objective	Progress in 2019

Considering all aspects of diversity when reviewing the composition of, and succession planning for, the Board and Management Board.	– The Nominations Committee has regard to diversity in its broadest sense, including gender, social and ethnic background, and cognitive and personal strengths, when undertaking these activities.

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

–  The representation of women on the Board was 27.3% as at 31 December 2019 and remains so currently. Non-Executive Director succession planning has close regard to the Board’s ambition to progress towards further gender diversity.

Giving preference, where appropriate, to engagement of executive search firms accredited under the Standard and Enhanced Code of Conduct for Executive Search Firms, including on gender diversity.

–  Only executive search firms accredited under the Standard and Enhanced Code of Conduct for Executive Search Firms were engaged to provided executive search services to support Board and Management Board succession planning in 2019.

Oversight of the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers.

–  The representation of women on the Management Board was 15.4% as at 31 December 2019 and remains so currently.

–  Emphasis is placed on building diverse talent pools at all levels of the organisation through recruiting, developing and retaining high-performing female talent.

–  In 2019, 45% of the Group’s external recruits were women, including 24% into senior leadership roles, helping to bring new skills and capabilities to drive business transformation. The Women in Leadership programme has been supporting the development of female employees across the Group for the last six years. The Group also participates in various external initiatives to support high-potential female employees.

–  Please refer to pages 40 to 41 for further information about the Group’s Diversity & Inclusion strategy.

82	BAT Annual Report and Form 20-F 2019

	Strategic Report	Governance		Financial Statements		Other Information

AUDIT COMMITTEE		Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Holly Keller Koeppel Chairman of the Audit Committee

Audit Committee current members
Holly Keller Koeppel (Chairman from 14 January 2019)
Luc Jobin (from 14 January 2019)
Jerry Fowden (from 1 September 2019)
Kieran Poynter (Chairman to 14 January 2019)

Attendance at meetings in 2019[2]

		Attended/Eligible to attend

Name	Member since	Scheduled	Ad hoc
Holly Keller Koeppel[1]	2017	5/5	0/0
Jerry Fowden1, 3(b)	2019	2/2	0/0
Dr Marion Helmes3(c)	2016–2019	0/0	0/0
Luc Jobin1, 3(d)	2019	5/5	0/0
Kieran Poynter[1]	2012	5/5	0/0
Notes:

1. Holly Keller Koeppel, Luc Jobin and Kieran Poynter each have recent and relevant financial experience in accordance with the UK Corporate Governance Code 2018. Holly Keller Koeppel, Luc Jobin and Kieran Poynter are each designated as an audit committee financial expert in accordance with applicable US federal securities laws and NYSE listing standards. Each Committee member has been determined to meet the financial literacy requirements applicable under NYSE listing standards. The members of the Committee as a whole have competence relevant to the sectors in which the Group operates.

2. Number of meetings in 2019: the Committee held five meetings in 2019.

3. Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2018 Provisions 10 and 24, applicable US federal securities laws and NYSE listing standards; (b) Jerry Fowden became a member of the Committee on 1 September 2019 on his appointment as a Non-Executive Director; (c) Dr Marion Helmes ceased to be a member of the Committee with effect from 14 January 2019; and (d) Luc Jobin became a member of the Committee on 14 January 2019.

4. The Finance Director attends all meetings of the Committee but is not a member. Other Directors may attend by invitation. The Director, Legal & External Affairs and General Counsel, the Group Head of Internal Audit and the external auditors also attend meetings on a regular basis.

5. The Committee meets alone with the external auditors and, separately, with the Group Head of Internal Audit at the end of every Committee meeting. The Committee also meets periodically with management.

Audit Committee terms of reference
Revised Audit Committee terms of reference have been adopted by the Board to align with the requirements of the UK Corporate Governance Code 2018.
For the Committee’s terms of reference see www.bat.com/governance

Introduction

I am pleased to present the 2019 Audit Committee report, setting out our role and work this year. I took over as Chair in January 2019, and in September 2019 we welcomed Jerry Fowden to the Committee.

We looked at a number of important topics this year, most significantly the impact of implementing IFRS 16 (Leases) from January 2019, the carrying value of goodwill and intangibles particularly in the context of potential US regulatory changes relating to flavours, the appeal court judgment in the Quebec Class Action lawsuits against Group subsidiary Imperial Tobacco Canada and accounting treatment impacts, and assessment of risks associated with the Group’s New Category product portfolio and digital strategies.

We robustly reviewed the effectiveness of both our external auditors and Internal Audit function, the latter being supported by an External Quality Assurance review.

The Committee has approved the internal audit plan for 2020 and fully endorses its sharper focus on transformation projects, digital risks and New Categories. These are areas that will continue to be scrutinised by the Committee in 2020, and beyond.

You can find more detail on each of these areas, and our other activities, further below.

Role

As set out in the Terms of Reference, the Audit Committee monitors and reviews the:

–	integrity of the Group’s financial statements and any formal announcements relating to the Company’s performance, considering any significant financial reporting issues, significant judgments and estimates reflected in them, before their submission to the Board;

–	consistency of the Group’s accounting policies;

–	effectiveness of, and makes recommendations to the Board on, the Group’s accounting, internal accounting and other financial controls, auditing matters and business risk management systems;

–	effectiveness of the Group’s internal audit function; and

–	independence, performance, effectiveness and objectivity of the Company’s external auditors, making recommendations as to their re-appointment (or for a tender of audit services where appropriate), and approving their terms of engagement and the level of audit, audit-related and non-audit fees.

Key activities in 2019

Regular work programme – reviewing:

–	the Group’s annual results, half-year results, the application of accounting standards, and the external auditors’ reports where results are audited;

–	the Group’s external auditors’ year-end audit, including the key audit matters, critical audit matters, materiality assessments and the Group’s control environment, and confirming the independence of the Group’s external auditors;

–	the basis of preparation and accounting judgements;

–	adjusting items, applicable accounting treatment and the use of alternative performance measures;

–	the annual assessment of goodwill impairment;

–	the accounting applicable to retirement benefits liabilities and assets;

–	the Group’s liquidity position, current facilities and financing needs;

–	the steps taken to validate the Group’s ‘going concern’ assessment at half-year and year-end and agreeing on the process and steps taken to determine the Group’s viability statement at year-end;

BAT Annual Report and Form 20-F 2019	83

Directors’ Report

AUDIT COMMITTEE

CONTINUED

–	the Group’s Risk Register, including prioritisation and categorisation of, and mitigating factors in respect of, Group risks;

–	specific risks, and their mitigations, arising from major change initiatives including those related to IT systems and the Quantum transformation project;

–	the internal processes followed for the preparation of the Annual Report and Form 20-F and confirming that the processes appropriately facilitated the preparation of an Annual Report and Form 20-F that is “fair, balanced and understandable”;

–	regular reports from the Group Head of Internal Audit on internal audits of markets, processes and operations, management responses to internal audit findings and action plans put in place to address any issues raised;

–	the 2020 internal audit plan and progress against the 2019 plan;

–	the Group’s sustainability performance on an annual basis, including the Group’s Youth Access Prevention activities and the Group’s corporate social contributions in the focus areas of empowerment, civic life, and sustainable agriculture and environment, in countries and communities in which the Group operates;

–	periodic reports from the Group’s Corporate Audit Committee and Regional Audit and Corporate Social Responsibility Committees;

–	annual and interim reports on the Group Business Conduct & Compliance programme, Speak Up channels and compliance with the Group Standards of Business Conduct (SoBC);

–	the annual report from the Group Head of Security on security risks, losses and fraud arising during the preceding year;

–	half-year and year-end reports on political contributions; and

–	the Committee’s effectiveness, following the annual evaluation of the Committee discussed further at page 78.

FRC Review of 2018 Report & Accounts

During the year, as an outcome of the Financial Reporting Council’s (FRC’s) review of the Group’s 2018 Annual Report and Accounts, the Group received correspondence related to a number of areas, including the accounting treatment for interim dividends, the Group’s assessment of goodwill and intangible values and certain other observations with regards to disclosures. As discussed in note 18 in the Notes on the Accounts, Capital and reserves, it was agreed that the recognition of an accrual at the year-end in respect of the dividend paid in February 2018 and February 2019 was incorrect. Accordingly, the Group has changed the accounting treatment. The Group has also enhanced a number of other disclosures, including those related to goodwill to provide the users greater insight as to the sensitivities required prior to impairment of certain investments.

The review conducted by the FRC was based solely on the Group’s published report and accounts and does not provide any assurance that the report and accounts are correct in all material respects.

Further specific matters considered by the Committee in relation to the financial statements:

–	impact of implementing IFRS 16 (Leases) to Group accounting with effect from 1 January 2019: review of the methodology for the Group’s implementation of IFRS 16 (Leases), the revisions to the Group’s accounting policies (as shown in note 1 in the Notes on the Accounts), and the impact on the Group’s financial statements; and

–	revenue reporting: disaggregation of revenue by product type (combustibles; New Categories; Traditional Oral; other) at Group and regional levels for 2019.

Significant accounting judgements considered by the Committee in relation to the 2019 financial statements:

–	the Group’s significant tax exposures: updates on corporate tax matters and reports from the Group Head of Tax on the status of the Franked Income Investment Group Litigation Order (FII GLO) and issues in various markets. These included tax disputes in Brazil, South Africa, Russia and the Netherlands. The Committee agreed with management’s assessments and disclosures in respect of these (see note 27 in the Notes on the Accounts);

–	contingent liabilities, provisions and deposits in connection with ongoing litigation:

Quebec: the Committee concurred with management’s judgement that no provision is currently required in respect of all other ongoing tobacco-related litigation to which Group subsidiary Imperial Tobacco Canada (ITCAN) is a defendant, as it is not possible to reasonably estimate the amount of any potential settlement (see note 27 in the Notes on the Accounts) and that, whilst ITCAN is subject to the Canadian Companies’ Creditors Arrangement Act (‘CCAA’) proceedings, it remains appropriate to consolidate ITCAN’s financial results in the Group financial statements;

Fox and Kalamazoo rivers: the Committee reassessed the provision in respect of the Fox River clean-up costs and related legal expenses and confirmed that the provision would be retained at the prior year level (see note 3 in the Notes on the Accounts), although inherent uncertainties remain (see note 27 in the Notes on the Accounts). The Committee reviewed the position in respect of the Kalamazoo River claim and agreed with management’s assessment that no provision should be recognised on the basis set out at note 27 in the Notes on the Accounts;

Impact of Russian tax assessment: the Committee considered the impact of an excise and VAT assessment in relation to Group operations in Russia during 2015 to 2017 for additional production volumes that took place prior to local excise tax increases. The Committee assessed and concurred with management’s treatment of the assessment as a charge in the 2019 Accounts, to be treated as an adjusting item (see note 3 in the Notes on the Accounts); and

RAI group companies: the Committee considered and supported management’s approach to accounting for the Master Settlement Agreement, the Engle class-action and progeny cases and claims brought by RAI dissenting shareholders seeking determination of ‘fair value’ for their shares following acquisition of the remaining shares in RAI (see note 27 in the Notes on the Accounts);

–	foreign exchange: as the Group has operations in certain jurisdictions with severe currency restrictions where foreign currency is not readily available, including in Venezuela and Zimbabwe, the Committee assessed management’s approach to applicable accounting treatment and confirmed that methodologies used to determine relevant exchange rates for accounting purposes were appropriate;

–	goodwill and intangibles impairment review: the Committee reviewed management’s assessment of the carrying value of intangibles, including goodwill. The Committee specifically considered potential regulatory changes in the US in relation to flavours (including flavourings in vapour products and menthol in cigarettes) and age restrictions, and agreed that the performance of the US business was sufficient at this time to more than offset the risks associated with such changes, concluding no impairment to goodwill or the value of the Newport brand was required.

The Committee also agreed that, despite the ongoing proceedings (including the CCAA process) in respect of Group subsidiary ITCAN in Canada, there was no indication of impairment to goodwill at this time. Finally, the Committee concurred with management’s assessment regarding the impairment of Indonesia (£172 million)

84	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

following a substantial change in excise and the impairment of acquired brands (including VapeWild) following the Group’s announcements to rationalise certain brands within New Categories (see note 3 in the Notes on the Accounts)

–	Quantum transformation project: impact of staff redundancies associated with implementation of the project with a charge of £264 million recognised in 2019 and treated as an adjusting item (see note 3 in the Notes on the Accounts; and

–	Prior period error in respect of interim dividend accrual: as discussed on page 84, following a review by the FRC, a prior period error was identified related to the accrual of interim dividends. The Committee concurred with the management’s assessment that, after considering IAS 1 and IAS 8, the impact of the error, while over the Group’s materiality threshold (£330 million in 2017 and £420 million in 2018), would not influence the economic decisions of the users of the financial statements and would be corrected only on a prospective basis.

Other specific matters considered by the Committee:

–	review of the Company’s status as a Foreign Private Issuer for the purposes of US securities laws;

–	progress on the Group’s ‘Delivery with Integrity’ compliance programme (discussed further on pages 31 to 32) and monitoring SoBC incident reporting and the effectiveness of ‘Speak Up’ channels, prior to review by the Board; and

–	review of the outcomes from the 2019 assessments of key countries of concern to the Group from a human rights perspective, including local compliance with Group policies and standards and details of local measures in place to enhance human rights management.

Risk topics considered by the Committee included:

–	oversight of the programme established to ensure ongoing SOx compliance (discussed further at page 88);

–	the judgment of the Quebec Court of Appeal in the Quebec Class Action lawsuits against Group subsidiary ITCAN and the status of the Canadian CCAA proceedings under which ITCAN filed for protection in March 2019 (see note 27 in the Notes on the Accounts);

–	assessing current and emerging risks in the context of the Group’s digital strategy, technology architecture and data management, including the threat of cyber-attack and the Group’s implementation of enhanced defence capabilities to protect its information systems and data;

–	revisions to the Group’s risk appetite framework as it relates to the Group’s strategic objectives and regular review of emerging risks to the Group prior to Board consideration;

–	the report on the effectiveness of the Company’s risk management system;

–	risks associated with the Group’s New Categories business and the integration of those risks into the Group Risk Register;

–	risks associated with increased exposure to interest rate changes on net finance costs, arising from existing and future refinanced debt;

–	periodic reassessment of the risks faced by the Group as a consequence of the UK’s exit from the EU (‘Brexit’) in the context of the Group Risk Register, which include risks relating to increased costs of capital, foreign exchange rate exposures, supply chain continuity, taxation and changes in customs duty, and talent acquisition and retention;

–	Group anti-bribery and anti-corruption controls and compliance programme; and

–	review of the Group-wide programme established to support EU General Data Protection Regulation (GDPR) compliance and oversight of completion of programme implementation.

For further information please refer to the Principal Group risks on pages 58 to 62 and the Group risk factors on pages 272 to 286

External auditors

KPMG LLP (KPMG) were appointed as the Company’s auditors with effect from 23 March 2015, following a competitive tender process carried out in 2015. The Committee continually reviews its relationship with the auditors, including consideration as to when it next intends to complete a competitive tender process for the Company’s external audit.

The Committee considers the relationship with the auditors to be working well and remains satisfied with their effectiveness.

In view of this, and having considered the continued independence and objectivity of the auditors, the Committee does not currently anticipate that it will conduct an audit tender before it is required to do so, in accordance with applicable law and regulations, in respect of the 2025 financial year.

The Committee considers this to be in the best interests of the Company’s shareholders for the reasons outlined above and will continue to monitor this annually to ensure timing for the audit tender remains appropriate, taking into account the effectiveness and independence of the auditors.

UK Competition and Markets Authority Audit Order

The Company has complied with the Statutory Audit Services Order issued by the UK Competition and Markets Authority for the financial year ended 31 December 2019.

Group Auditor Independence Policy (AIP)

The Group has an established AIP, reflecting the requirements of applicable laws, to safeguard the independence and objectivity of the Group’s external auditors and to specify the approval processes for the engagement of the Group’s external auditors to provide audit, audit-related and other non-audit services.

The key principle of the AIP is that the Group’s external auditors may only be engaged to provide services in cases where the provision of those services does not impair auditor independence and objectivity. The Committee recognises that using the external auditors to provide services can be beneficial given their detailed knowledge of our business.

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

BAT Annual Report and Form 20-F 2019	85

Directors’ Report

AUDIT COMMITTEE

CONTINUED

The provision of permitted non-audit services must be put to tender if expected spend exceeds limits specified in the AIP, unless a waiver of this requirement, in accordance with the terms of the AIP, is agreed by the Finance Director and notified to the Committee.

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

A breakdown of audit, audit-related, tax and other non-audit fees paid to KPMG firms and associates in 2019 is provided in note 3(c) in the Notes on the Accounts and is summarised as follows:

Services provided by KPMG firms and associates 2019

	2019 £m	2018 £m

Audit services	15.8	15.1

Audit of defined benefit schemes	0.4	0.4

Audit-related assurance services	8.5	9.4

Total audit and audit-related services	24.7	24.9

Other assurance services	0.5	0.3

Tax advisory services	–	–

Tax compliance	–	–

Other non-audit services	–	–

Total non-audit services	0.5	0.3

Notes: In 2019, non-audit fees paid to KPMG amounted to 2.0% of the audit and audit-related assurance fees paid to them (2018: 1.2%). All audit and non-audit services provided by the external auditors in 2019 were pre-approved by the Committee.

External auditor effectiveness

The Committee, on behalf of the Board, is responsible for the relationship with the external auditors. The Committee carries out an annual assessment of the Group’s external auditors, covering qualification, expertise and resources, and objectivity and independence, as well as the effectiveness of the audit process. This assessment takes into account the Committee’s interactions with, and observations of, the external auditors and gives regard to factors including:

–	experience and expertise of the external auditors in their direct communication with, and support to, the Committee;

–	their mindset and professional scepticism;

–	their effectiveness in completing the agreed external audit plan;

–	their approach to handling significant audit and accounting judgements;

–	content, quality and robustness of the external auditors’ reports; and

–	their provision of non-audit services, as noted above, and other matters that may impact independence.

The Committee’s assessment is also informed by an external audit satisfaction survey completed by members of the Group’s senior management. No material issues were identified during the external auditor assessment in 2019. The Committee is satisfied with the qualification, expertise and resources of its external auditors, and that the objectivity and independence of its external auditors, are not in any way impaired by the non-audit services which they provide. The Committee has recommended to the Board the proposed re-appointment of KPMG at the 2020 AGM.

The Committee Chairman, Finance Director, Director, Legal & External Affairs and General Counsel, Group Head of Internal Audit and the Company Secretary all meet with the external auditors regularly throughout the year to discuss relevant issues as well as the progress of the external audit. Any significant issues are included on the Committee’s agenda.

86	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Risk management and internal control

Overview

The Company maintains its system of risk management and internal control with a view to safeguarding shareholders’ investment and the Company’s assets. It is designed to identify, evaluate and manage risks that may impede the Company’s objectives. It cannot, and is not designed to, eliminate them entirely. The system therefore provides a reasonable, not absolute, assurance against material misstatement or loss. A description of the principal risks that may affect the Group’s business is provided in our Strategic Report on pages 58 to 62.

The main features of the risk management processes and system of internal control operated within the Group are described below. These have been in place throughout the year under review and remain in place to date. These do not cover associates of the Group.

Board oversight

During the year, the Board considered the nature and extent of the principal risks that the Group is willing to take to achieve its strategic objectives (its ‘risk appetite’) and for maintaining sound risk management and internal control systems. Risk appetite is reviewed annually by the Board to ensure that it is appropriate. Alongside the principal risks, the Board also considers the emerging risks which may challenge the Group’s ability to achieve its strategic objectives in the future. Each emerging risk is assessed by the Board on its potential impact and relevance and, where applicable, incorporated into the Group’s Risk Register with appropriate mitigating activities. Emerging risks are otherwise kept under regular review by the Committee, prior to Board consideration.

With the support of the Committee, the Board also conducts a review of the effectiveness of the Group’s risk management and internal control systems annually. This review covers all material controls including financial, operational and compliance controls and risk management systems.

Audit and CSR Committee framework

The Group’s Regional Audit and CSR Committee framework underpins the Board’s Audit Committee. It provides a flexible channel for the structured flow of information through the Group, with committees for each of the three Group regions, for the US business, and for locally-listed Group entities and specific markets where considered appropriate. The Regional Audit and CSR Committees are supported by Risk and Control Committees established at business unit level, and within certain Group functions where considered appropriate. This framework ensures that significant financial, social, environmental and reputational risks faced by the Group are appropriately managed and that any failings or weaknesses are identified so that remedial action may be taken.

The Group’s Regional Audit and CSR Committees are all chaired by a member of the Management Board and regularly attended by one or more Non-Executive Directors. The Corporate Audit Committee focuses on the Group’s risks and control environment that fall outside the regional committees’ remit, for example head office central functions, global programmes and projects. It comprises members of the Management Board and is chaired by a Regional Director. One or more of the Non-Executive Directors also regularly attend meetings of the Corporate Audit Committee.

External and internal auditors attend meetings of these committees and regularly have private audiences with members of the committees after meetings. Additionally, central, regional and individual market management, along with Internal Audit, support the Board in its role of ensuring a sound control environment.

Risk management

Risk registers, based on a standardised methodology, are used at Group, directly-reporting business unit (DRBU), and individual market levels to identify, assess and monitor the risks (both financial and non-financial) faced by the business at each level. Information on prevailing trends, for example if a risk is considered to be increasing or decreasing over time, is provided in relation to each risk and all identified risks are assessed and prioritised at three levels by reference to their impact (high/medium/low) and likelihood (probable/possible/unlikely).

Mitigation plans are required to be in place to manage the risks identified, and progress against those plans is monitored. The risk registers are reviewed on a regular basis. DRBU risk registers are reviewed regularly by the relevant Regional Audit & CSR Committee or the Corporate Audit Committee, as appropriate.

At the Group level, specific responsibility for managing each identified risk is allocated to a member of the Management Board. The Group Risk Register is reviewed regularly by a committee of senior managers, chaired by the Finance Director. In addition, it is reviewed annually by the Board and twice yearly by the Committee. The Board and the Committee review changes in the status of identified risks, assessing the changes in impact and likelihood. The Committee also conducts ‘deep dives’ into selected risks, meeting senior managers responsible for managing and mitigating them, so that it can consider those risks in detail.

The Board noted that the Group’s principal risks remained broadly unaltered during 2019.

For more information on risks see the Principal Group risks on pages 58 to 62 and the Group risk factors on pages 272 to 286

Internal control

Group companies and other business units are annually required to complete a controls self-assessment, called Control Navigator, of the key controls that they are expected to have in place. Its purpose is to enable them to self-assess their internal control environment, assist them in identifying any controls that may need strengthening and support them in implementing and monitoring action plans to address control weaknesses. The Control Navigator assessment is reviewed annually to ensure that it remains relevant to the business and covers all applicable key controls. In addition, at each year-end, Group companies and other business units are required to:

–	review their system of internal control, confirm whether it remains effective and report on any material weaknesses and the action being taken to address them; and

–	review and confirm policies, and procedures to promote compliance with the SoBC are fully embedded within the Group company or business unit and identify any material instances of non-compliance.

The results of these reviews are reported to the relevant Regional Audit and CSR Committees or to the Corporate Audit Committee, and to the Committee, to ensure that appropriate remedial action has been, or will be, taken where necessary. They are also considered by the SOx Steering Committee and the Disclosure Committee in determining management’s opinion on the internal controls over financial reporting (ICFR).

BAT Annual Report and Form 20-F 2019	87

Directors’ Report

AUDIT COMMITTEE

CONTINUED

Internal Audit function

The Group’s Internal Audit function is responsible for carrying out risk-based audits of Group companies, other business units, and in relation to global processes. There is a separate Business Controls Team which provides advice and guidance to the Group’s businesses on best practices in controls systems.

The Group’s Internal Audit function maintains a rolling 18-month audit plan, which is reviewed by the Committee on an annual basis. The Internal Audit plan is aligned to the Group’s Risk Register and prioritises principal risk areas in relation to the Group’s business.

In 2019, internal audits covered various markets, Group manufacturing facilities, functional transformation programmes (including the Quantum transformation project), IT infrastructure and cyber security and supply network and retail operations. The Committee considered internal audit findings and action plans established to address any issues identified. The Committee has approved the Internal Audit plan for 2020, which emphasises audits relating to New Categories and the ways in which Internal Audit will respond, evolve and innovate to remain effective. It retains thorough coverage of core business activities, lines of defence and IT controls. The Committee has assessed the alignment of the Internal Audit plan with the Group’s Risk Register. The scope of each internal audit is assessed for SOx impact and audit of applicable SOx controls is included where relevant. Reviews of SOx controls and their effectiveness are primarily conducted by the Group’s Business Controls Team and assurance is also undertaken by the Group’s external auditors, as referred to below.

The Committee reviews the effectiveness of the Group’s internal audit function annually. In 2019, the Committee did so through an external quality assessment conducted by PwC LLP. This assessment was carried out against the Institute of Internal Audit (IIA) standards, using interviews, analysis and peer benchmarking. It concluded that the Internal Audit function performs well, is highly regarded by key stakeholders, and generally meets their expectations to provide an independent view of the Group’s control environment. It noted recommendations to ensure that Internal Audit remains relevant and valuable to BAT, a number of which are already being addressed by Internal Audit with a plan to address the remaining recommendations.

Financial reporting controls

The Group has in place a series of policies, practices and controls in relation to the financial reporting and consolidation process, which are designed to address key financial reporting risks, including risks arising from changes in the business or accounting standards and to provide assurance of the completeness and accuracy of the Annual Report and Form 20-F.

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

The Committee Chairman participated in the 2019 Annual Report and Form 20-F drafting and review processes, and engaged with the Finance Director and the Group Head of Internal Audit during the drafting process.

SOx compliance oversight

Following the registration of Company securities in 2017 under the US Securities Act of 1933, as amended (the Securities Act), the Company is subject to certain rules and regulations of US securities laws, including the US Securities Exchange Act 1934 and SOx. SOx places specific responsibility on the Chief Executive and the Finance Director to certify or disclose information applicable to the financial statements, disclosure controls and procedures (DCP) and ICFR. This includes our Chief Executive and Finance Director giving attestation in respect of ICFR effectiveness under §404 of SOx.

The Committee has oversight of processes established to ensure full and ongoing compliance with applicable US securities laws, including SOx. Two committees provided assurance during 2019 with regard to applicable SOx certifications. The Disclosure Committee reviews the Company’s financial statements for appropriate disclosure and designs and maintains DCPs and reports to, and is subject to the oversight of, the Chief Executive and the Finance Director. A sub-committee of the Disclosure Committee, the SOx Steering Committee, provides assurance that ICFR have been designed, and are being implemented, evaluated and disclosed appropriately, in accordance with applicable requirements and subject to the oversight of the Chief Executive and Finance Director. The activities of this sub-committee are directly reported to the Disclosure Committee.

The outputs from the Disclosure Committee and SOx Steering Committee were presented to and reviewed by the Committee. No material weaknesses were identified and the Committee was satisfied that, where areas for improvement were identified, processes are in place to ensure that remedial action is taken and progress is monitored.

In 2019, the Committee also reviewed the scope of the external auditors’ SOx procedures, and received reports on their progress with their independent assessment of ICFR across the Group.

Code of Ethics for the Chief Executive and Senior Financial Officers

The Company has adopted a Code of Ethics applicable to the Chief Executive, the Finance Director, and other senior financial officers, as required by US securities laws and NYSE listing standards. No waivers or exceptions to the Code of Ethics were granted in 2019.

88	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Annual review

The Financial Reporting Council’s ‘Guidance on Risk Management and Internal Control and Related Business Reporting’ provides guidance in relation to issues of risk and internal control management and related financial and business reporting.

The processes described above, and the reports that they give rise to, enable the Board and the Committee to monitor risk and internal control management on a continuing basis throughout the year and to review its effectiveness at the year-end. The Board, with advice from the Committee, has completed its annual review of the effectiveness of that system for 2019.

The Board is satisfied that the system of risk and internal control management accords with the UK Corporate Governance Code 2018 and satisfies the requirements for internal controls over financial reporting.

Group Standards of Business Conduct

The Committee is responsible for monitoring compliance with the SoBC, and reports on this to the Board. The SoBC requires all staff to act with a high degree of business integrity, comply with applicable laws and regulations, and ensure that standards are never compromised for the sake of results. Every Group company and all staff worldwide, including senior management and the Board, are expected to adhere to the SoBC. The SoBC and the Group’s ‘Delivery with Integrity’ programme are discussed further on pages 30 to 32.

All Group companies have adopted the SoBC or local equivalent. Information on compliance with the SoBC is gathered at a regional and global level and SoBC incidents reports, including details of the channels through which incidents are reported, are provided on a regular basis to the Regional Audit and CSR Committees, Corporate Audit Committee, and to the Committee. A breakdown of SoBC contacts and SoBC allegations reported across the Group in 2019 is set out at page 32.

The SoBC and information on the total number of SoBC contacts and SoBC allegations reported in 2019 (including established breaches) is available at bat.com/sobc

Speak Up

The Group maintains Speak Up channels which enable concerns regarding SoBC compliance matters, including concerns about possible improprieties in financial reporting, to be raised in confidence (and anonymously should an individual wish) without fear of reprisal.

The SoBC includes the Group’s Speak Up policy, which is supplemented by local procedures throughout the Group that provide staff with further guidance on reporting matters and raising concerns, and the channels through which they can do so. The Board periodically reviews the Group’s Speak Up policy and reports arising from Speak Up channels. The Board is satisfied that the Group’s Speak Up policy and procedures enable proportionate and independent investigation of matters raised, and ensure that appropriate follow-up action is taken.

Further information about the Group’s Speak Up channels and Speak Up reports in 2019 is provided at page 32

Political contributions

The Group does not make contributions to UK or European Union (EU) political organisations or incur UK or EU political expenditure. The total amount of political contributions made to non-UK and non-EU political parties in 2019 was £4,466,171 (2018: £3,718,540) as follows:

RAI Companies reported political contributions totalling £4,466,171 (US$5,703,300) for the full year 2019 to US political organisations and to non-federal-level political party and candidate committees, in accordance with their contributions programme. No corporate contributions were made to federal candidates or party committees and all contributions were made in accordance with applicable laws.

All political contributions made by RAI Companies are assessed and approved in accordance with RAI’s policies and procedures to ensure appropriate oversight and compliance with applicable laws.

In accordance with the US Federal Election Campaign Act, RAI Companies continue to support an employee-operated Political Action Committee (PAC), a non-partisan committee registered with the US Federal Election Commission that facilitates voluntary political donations by eligible employees of RAI Companies. According to US federal finance laws, the PAC is a separate segregated fund and is controlled by a governing board of individual employee-members of the PAC. In 2019, RAI Companies incurred expenses, as authorised by US law, in providing administrative support to the PAC.

No other political contributions were reported.

BAT Annual Report and Form 20-F 2019	89

Remuneration Report

ANNUAL STATEMENT

ON REMUNERATION

Index to our Remuneration Report

Policy Report

1.	Summary of our Directors’ Remuneration Policy	93

2.	Overview of what our Executive Directors earned in 2019 and why	97

3.	Executive Directors’ remuneration for the year ended 31 December 2019	98

4.	Executive Directors’ remuneration for the upcoming year	104

5.	Chairman and Non-Executive Directors’ remuneration for the year ended 31 December 2019	105

6.	Directors’ share interests	106

7.	Other disclosures	110

8.	The Remuneration Committee and shareholder engagement	111

The following Annual Report on Remuneration has been prepared in accordance with the relevant provisions of the Companies Act 2006 and as prescribed in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2013 (the UK Directors’ Remuneration
Report Regulations).

Introduction

I am pleased to present to you the Directors’ Remuneration Report for the year ended 31 December 2019. The report contains:

–	a summary of the current Directors’ Remuneration Policy, approved at the 2019 AGM; and

–	the Annual Remuneration Report, explaining how the policy has been implemented during 2019, and how it will be implemented in 2020.

Remuneration and strategy

The Directors’ Remuneration Policy was approved in April 2019 with significant support from our shareholders. The Remuneration Committee has primarily focused this year on ensuring that the new policy is fully implemented together with reviewing the links to the Company’s long-term strategy delivery through our incentive schemes.

Our focus is to ensure that the Directors’ Remuneration Policy enables the Company to:

–	attract and retain top quality talent in the global marketplace;

–	reward high levels of sustainable long-term performance in both an appropriate and competitive manner to the benefit of shareholders and wider stakeholders;

–	create close long-term links between the Company’s senior management and its shareholders; and
–	incorporate best practice policy features into the remuneration strategy while maintaining policy elements which remain appropriate for the Company.

The Remuneration Committee considers these objectives carefully when deciding on executive and Group-wide remuneration matters, to ensure there is an appropriate balance between competitiveness, fairness, sustainability and pay for performance.

The Remuneration Committee looks to ensure that the performance metrics within the short and long-term incentive schemes continue to be aligned to objectives integral to the Company’s long-term strategy. Performance measures are reviewed every year to ensure the Company is providing focus, incentivising the right behaviours and creating value. To that end, the Remuneration Committee has decided to make some important changes to the performance metrics for the 2020 short-term incentive scheme:

–	The introduction of a new metric ‘Deleveraging excluding foreign exchange’, with a 30% weighting attached to it. This metric will provide a more holistic approach to cash management and capital allocation, which underpins the Group’s commitment to drive performance in this area following the acquisition of RAI in 2017. Further details are provided on page 50.

–	The new metric will replace the ‘adjusted cash generated from operations’ metric.

–	The Group share of key markets metric is retained with the current weighting of 10%. The ‘adjusted revenue growth from the strategic portfolio’ metric and the ‘adjusted profit from operations’ metric are both retained with their current weightings of 30%.

These changes to the performance metrics will apply to the short-term incentive scheme in operation for the Executive Directors and the Group’s wider senior management population, covering approximately 1,200 employees. This will ensure the Group has a consistent, aligned short-term incentive footprint globally to provide focus, alignment with Group strategy and to promote effective engagement and collaboration across its global management population. These changes are set out in full on page 104.

Stakeholder engagement

The Board takes its corporate responsibilities very seriously.

Our programme of shareholder and wider stakeholder engagement in 2019 helped re-shape our Directors’ Remuneration Policy. Our Directors’ Remuneration Policy is strongly aligned with shareholder interests and is reflective of best practice in the marketplace across key policy areas such as pension alignment with the wider workforce, shareholding requirements both during employment and post cessation, malus and clawback provisions in our incentive plans and the transparency of remuneration disclosures. We have continued our programme of engagement into 2020 regarding the remuneration of the Finance Director and I would like to thank our shareholders and wider stakeholders for their feedback.

We value dialogue and diversity of opinion. This year, the Directors have engaged our global workforce through a variety of channels including our global Your Voice survey, which has again provided a rich body of feedback capturing employees’ opinions on a broad range of topics including the Company’s performance, strategy, culture and remuneration. Our approach to workforce engagement is explained in the Strategic Report, on pages 26 and 41.

We have taken the opportunity to review our Directors’ Remuneration Report and have restructured and shortened it where possible to simplify content, which we hope readers will find helpful.

90	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Group performance

Our incentive plans are closely aligned to our strategy and the performance metrics align with the key performance indicators stated in the Strategic Report.

The Group has once again delivered an excellent operational performance in 2019, building on the long-term strategic growth agenda and surpassing the stretching targets set by the Remuneration Committee. In 2019, the Group exceeded performance expectations, with volume share gains in the Asia-Pacific Middle East and Europe North Africa regions together with increases in adjusted revenue growth from the Strategic Portfolio, adjusted profit from operations and adjusted cash generated from operations (at constant rates of exchange) on a Group basis. In addition, the Group delivered a very strong set of results with growth in adjusted, diluted EPS, revenue growth and a strong cash flow conversion rate.

These results are reflected positively in the outcomes for the Group’s Short-Term Incentive Scheme (STI), the International Executive Incentive Scheme (IEIS), for which the corporate result across the four measures (adjusted profit from operations, Group’s share of key markets, adjusted revenue growth from the Strategic Portfolio and adjusted cash generated from operations) was 96%.

The 2017 Long-Term Incentive Plan (LTIP) award, based on results across adjusted diluted EPS, relative TSR, adjusted revenue growth and the operating cash flow conversion ratio, will vest in March 2020 at 69.3%. The Remuneration Committee has considered the vesting result and concluded that this is an accurate reflection of the strong, sustained underlying performance of the Company in challenging and volatile market conditions. It is also reflective, through the relative TSR measure, of the movement in the Group’s share price during the performance period. Consequently, the absolute value attached to the awards at the close of the three-year performance period is circa 55% lower than the face value of the 2017 awards at grant.

Following the determination of the outcomes for both the 2019 IEIS and 2017 LTIP, the Remuneration Committee considered the results against the underlying performance of the Group, and whether the movements in the Group’s share price across the preceding three-year period should be reflected in the IEIS and LTIP outcomes for Directors. The Remuneration Committee considered that further adjustment to the IEIS and LTIP outcomes was not appropriate, in recognition of:

–	the strong underlying performance of the Group;

–	the structure of the LTIP being already designed to ensure that the value delivered to Directors is affected by share price movements, through fixing the maximum number of shares at the time of grant; and

–	share price movements are also reflected in the three tranches of deferred bonus held by each of the Directors.

The performance of our key metrics that delivered the remuneration outcomes is summarised on page 97.

Executive Director remuneration

For 2020, the Remuneration Committee considered salary increases for the Executive Directors in the context of their current positions relative to the market, their development in their roles, their individual performance and the level of pay increases for UK employees (which ranged between 0% and 6.5%, based on performance in the prior year, with an average increase of 2.5%).

At the time of Jack Bowles’ and Tadeu Marroco’s appointments, the Remuneration Committee set remuneration at a level to reflect the fact that these were their first Executive Director appointments and significantly below the levels for previous incumbents in both roles and in the wider market.

Jack Bowles has now been in his role for a year and in the Board’s view has made an excellent start. He has led the Group to deliver a very strong operational performance in 2019, exceeding the stretching performance expectations set by the Remuneration Committee which translated into the performance delivery against key financial and strategic metrics. Further, he has successfully initiated and delivered a strategic review of the Group’s global operating model and organisation, re-purposing the business both in terms of its commercial focus and driving cultural change across the Group while accelerating the development of new, strategic capabilities for the future. The view of the Board is that Jack Bowles has established himself successfully and is already demonstrating a track record of delivering strongly against his priorities for the business.

In recognition of these points we believe it is the right time to ensure that this continued development and performance is reflected appropriately in his remuneration. The Remuneration Committee has decided that the salary increase for Jack Bowles should be 9.5%. Whilst this exceeds the top of the range of the salary increases for UK-based employees, this approach is in line with our approved Policy in respect of recently appointed Executive Directors. Consequently, with effect from 1 April 2020 Jack Bowles’ salary will be £1,287,000.

Upon appointment to the role of Finance Director on 5 August 2019, Tadeu Marroco’s salary was set at £750,000. In reviewing the remuneration for Tadeu Marroco, the Remuneration Committee has considered both salary and the composition of the total remuneration package. Tadeu Marroco has now been in his role for eight months and in the Board’s view has made an immediate and material contribution to the delivery of Group results and performance against key financial metrics. In addition, he has played a key role in overseeing the Group’s transformation agenda while bringing fresh impetus to the Group’s approach to stakeholder engagement.

Following engagement with shareholders in the first quarter of the year, the Remuneration Committee has decided to adjust the LTIP award level for the Finance Director from 350% of annual basic salary to 400% of annual basic salary, from 2020 onwards. The adjustment in award level is commensurate with the responsibilities for the Finance Director role and will enable a more appropriate balance between the fixed and variable elements of remuneration in the future. During engagement with shareholders on the Directors’ Remuneration Policy in 2019 we discussed our intent to maintain an appropriate level of differentiation with award levels between the Chief Executive and the Finance Director and this very much remains our intention and is reflected in the proposed change to the LTIP award level. The Remuneration Committee is satisfied that the new award level is set appropriately, in particular relative to the Chief Executive, and does not intend to review the award level again while the current Directors’ Remuneration Policy is in place.

BAT Annual Report and Form 20-F 2019	91

Remuneration Report

ANNUAL STATEMENT ON REMUNERATION

CONTINUED

Consequently, the shareholding requirements for the Finance Director will be increased as follows:

–	During service as a Director, the shareholding requirement will be increased to 400% of salary (from 350% of salary); and

–	This requirement will also apply in full after ceasing service as a Director until the second anniversary of cessation of employment.

In this context, the Remuneration Committee decided that the salary increase for Tadeu Marroco should be 3%. Consequently, with effect from 1 April 2020, Tadeu Marroco’s salary will be £772,500.

In its annual appraisal of the remuneration of Executive Directors, the Remuneration Committee intends to keep their salaries under review, to ensure they progress in line with development and performance such that remuneration may be brought more closely into line with the market over time. The Remuneration Committee may award increases above the average for UK employees over the next two years, while remaining within the range of increases available for the wider UK population, subject to the performance and development of the Executive Directors in their roles and with consideration of pay matters among our wider workforce. This approach is consistent with how the Company reviews the remuneration of all its employees as they develop and progress in their roles.

Incentive plan awards from 2020

Following the downward adjustment to the 2019 LTIP award, the basis for awards made under the LTIP in 2020 will return to the Company’s usual practice where the share price for new awards is an average of the mid-market price across the three trading days prior to the award being made. The Remuneration Committee is satisfied that this return to the Group’s established practice will result in awards which are in proportion with previous awards made to the Directors. The Remuneration Committee retains discretion to review the formulaic LTIP outcome at vesting.

Pay and transparency

The Remuneration Committee is very aware of the continued debate on executive remuneration and corporate governance, the emphasis on long-term alignment with shareholder interests and the importance of considering executive compensation in the broader context of the Group’s employees.

In March 2020, we will be publishing data relating to UK Gender Pay in line with the statutory requirements. Upon reviewing the data prior to publication, the Remuneration Committee noted that while men and women are rewarded equally for similar roles, the Group does have a ‘gender pay gap’ as defined by the UK legislation. The pay gap is largely a reflection of having more men than women in senior roles and the Group has a comprehensive set of diversity initiatives in place to drive progress on this issue. These are explained further on pages 41 and 81 and in our Gender Pay Report. As a result of our continued focus we have seen an increase in the proportion of women in our upper pay quartile in 2019, from 24% to 27%, contributing towards reducing our median pay gap from 35% to 33%, and we will continue our efforts in this area.

This year we are publishing for the first time our CEO to employee pay ratio for the 2019 financial year. We have adopted calculation method A which we believe to be the most robust and comprehensive means of assessment and is also reflective of shareholder preferences. For the 2019 period, the CEO single figure used in the calculation is a combination of remuneration data for both Nicandro Durante and Jack Bowles, recognising the transition in the Group’s leadership which took place in 2019. Consequently, the Group’s CEO to employee pay ratio for 2019 was 86:1 at the median level, reflecting the diversity of our business footprint and employee population across the UK. Further details can be found on page 103.

Other initiatives in 2019

The Remuneration Committee has devoted a considerable amount of time in 2019 to reviewing the Group’s remuneration strategy and related policies for its wider workforce. The Remuneration Committee has focused on ensuring there is an appropriate degree of alignment between Group workforce remuneration and the Directors’ Remuneration Policy, to make sure the Group’s remuneration agenda, practices and policies are both relevant across our markets and supportive of Group strategy and ethos.

An important area of focus has been our competitive position across key markets. The Company sources talent globally and remuneration is a critical part of attracting and retaining the best people to lead our business in an increasingly competitive global marketplace. In this context, the significant pay differential between the US and the UK continues to be challenging considering the international mobility of the senior talent pool. Geographic differences in pay levels present challenges for the Group as a substantial part of our business is based in the United States, which we will keep under close review.

The Remuneration Committee has reviewed both the short and Long-Term Incentive Plan arrangements below the Executive Director level during 2019. As part of this review, the Remuneration Committee considered it appropriate to establish a new Restricted Share Plan which will better align the remuneration strategy with our Group strategy and ethos and recognises employee feedback in this area. The Group will put forward a resolution for shareholder approval at its forthcoming AGM to establish the new Restricted Share Plan for its senior management population, excluding the Executive Directors.

During 2019, the Remuneration Committee conducted a detailed review of the Group’s legacy defined benefit pension arrangements in the UK and the Company is now consulting with employees in the UK concerning proposals to close defined benefit arrangements to future accrual during 2020.

In 2019, the Company initiated a competitive tender exercise for the provision of remuneration advisory services to the Remuneration Committee. Following the tender process, the Remuneration Committee has appointed PwC LLP as the adviser to the Remuneration Committee from 15 January 2020. In addition, Meridian Compensation Partners LLC will be appointed to provide specific advice and expertise in relation to the US market.

Our focus in 2020

On behalf of the Remuneration Committee, I acknowledge the scope of the tasks for the year ahead as we continue to embed our new Remuneration Policy and we continue our work to ensure the policy remains strongly aligned with the Company’s long-term strategy and shareholder interests. We were very pleased to receive a strong vote in favour of our Directors’ Remuneration Policy last year and this year’s Annual Remuneration Report will be put forward for your consideration and approval by an advisory vote at the AGM on 30 April 2020. The Board places great value on the direct engagement and feedback from our shareholders and advisory bodies on our remuneration policy and practices and I look forward to continuing this dialogue in 2020.

Dimitri Panayotopoulos

Chairman, Remuneration Committee

17 March 2020

92	BAT Annual Report and Form 20-F 2019

	Strategic Report	Governance		Financial Statements		Other Information

ANNUAL REPORT ON REMUNERATION		Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

1 Summary of our Directors’ Remuneration Policy

The Remuneration Policy for the Executive Directors and the Non-Executive Directors was approved by shareholders at the AGM on 25 April 2019.

The full Directors’ Remuneration Policy is set out in the Remuneration Report 2018 contained in the Annual Report for the year ended

31 December 2018, which is available at bat.com

To assist in reviewing our Annual Report on Remuneration, we have summarised the key elements of the Directors’ Remuneration Policy as it principally applies to remuneration paid during 2019.

Directors’ Remuneration Policy summary: our remuneration strategy

The Remuneration Committee’s remuneration principles seek to reward the delivery of the Group’s strategy in a simple and straightforward manner which is aligned to shareholders’ long-term sustainable interests.

The remuneration structure comprises fixed and variable elements. These rewards are structured and designed to be both transparent and stretching while recognising the skills and experience of the Executive Directors and ensuring rewards are competitive in the global marketplace. The fixed elements comprise base salary, pension and other benefits. The variable elements are provided via two performance-based incentive schemes (a single short-term cash and share incentive annual bonus plan (STI), and a single Long-Term Incentive Plan (LTIP)).

In applying these principles, the Remuneration Committee maintains an appropriate balance between fixed pay and the opportunity to earn performance-related remuneration with the performance-based elements forming, at maximum opportunity, between 80% and 90% of the Executive Directors’ total remuneration. An annual review is conducted to ensure application and alignment of the Directors’ Remuneration Policy with the business needs to promote the long-term success of the Group.

Strategic Purpose	Key Features

Salary

To attract and retain high-calibre individuals to deliver the Group’s long-term strategy and to offer market-competitive levels of guaranteed cash to reflect an individual’s skills, experience and role within the Group.

–  Normally paid in 12 equal monthly instalments during the year;

–  Reviewed annually in February (changes effective from April) or subject to ad-hoc review on significant change of responsibilities;

–  Reviewed taking into account the factors including individual performance and appropriate market data based on a Pay Comparator Group;

–  Annual increases will generally be in the range of the increases in the base pay of other UK-based employees in the Group and will not exceed 10% per annum; and

–  Recently appointed Executive Directors’ base salaries may exceed the top of the range of the salary increases for UK-based employees where the Remuneration Committee considers it appropriate to reflect the accrual of experience.

Benefits

To provide market-competitive benefits consistent with the role which:

–  attract and retain high calibre individuals to deliver the Group’s long-term strategic plans; and

–  recognise that such talent is global in source and that the availability of certain benefits (e.g. relocation, repatriation, taxation compliance advice) will from time to time be necessary to avoid such factors being an inhibitor to accepting the role.

The Company offers the following contractual benefits to Executive Directors:

–  A car or car allowance (maximum annual value £20,000);

–  Use of a car and driver for personal and business use;

–  Employment tax advice (as required but not exceeding £30,000 per annum);

–  Tax equalisation payments (where appropriate);

–  Private medical insurance, including general practitioner ‘walk in’ medical services;

–  Personal life and accident insurance (designed to pay out at a multiple of four and five times base salary, respectively);

–  Housing, education allowances or similar arrangements as appropriate to family circumstances; and

–  Other benefits may include Executive Directors and their partners’ attendance at hospitality or similar functions, and the provision of benefits which may be treated as benefits for tax purposes, such as the provision of home security and reimbursement of expenses incurred in connection with their duties.

Pension

To provide competitive post-retirement benefit arrangements which recognise the external environment in the context of attracting and retaining senior high calibre individuals to deliver the Group’s long-term strategy.

–  Only base salary is pensionable; and

–  Defined contribution benefits – Executive Directors are eligible to receive a pension benefit equivalent to 15% of base salary as a contribution into the defined contribution section of the British American Tobacco UK Pension Fund or as a gross cash sum paid in lieu thereof. The contribution rates are aligned with those available to our wider UK population.

BAT Annual Report and Form 20-F 2019	93

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

Short-term incentives (STI)

–  To incentivise the attainment of corporate targets aligned to the Group’s strategic objectives on an annual basis, with a deferred element to ensure alignment with shareholders’ interests.

–  To ensure, overall, a market-competitive package to attract and retain high calibre individuals to deliver the Group’s long-term strategy.

Opportunity

–  Chief Executive – Maximum 250%; on-target 125%.

–  Finance Director – Maximum 190%; on-target 95%.

Operation

–  50% of the incentive delivered as cash; 50% as deferred shares (DSBS) which vest after three years. Deferred shares attract a dividend equivalent which is delivered in additional quarterly interim dividend equivalent shares;

–  The Remuneration Committee sets the performance targets each year at the beginning of the performance period and is able to vary the exact measures and the weighting of them from year to year;

–  Performance measures for 2019 can be found on page 99 and for 2020 on page 104;

–  The Remuneration Committee has discretion to adjust outcomes in circumstances where it considers it is appropriate to do so to reflect the overall performance of the Company;

–  In cases of identified poor individual performance, the corporate result may be reduced by up to 50%; and

–  Clawback and malus provisions are in place.

Long-term incentives (LTIP)

To put in place a combination of measures with appropriately stretching targets around the long-term plan that provides a balance relevant to the Company’s business and market conditions as well as alignment between Executive Directors’ and shareholders’ interests. To facilitate the appointment of senior high calibre individuals required to deliver the Group’s long-term strategy, and to promote the long-term success of the Company.

Opportunity

–  Maximum annual award of shares of 500% of salary for all Executive Directors.

–  Normal annual grants of 500% of salary for the Chief Executive and 400% of salary for the Finance Director.

Operation

–  LTIP awards vest only to the extent that:

–  the performance conditions are satisfied at the end of the three-year performance period; and

–  an additional vesting period of two years from the third anniversary of the date of grant has been completed;

–  Dividend equivalent shares are awarded at the end of the extended vesting period to the extent that the awards vest;

–  The Remuneration Committee sets the performance targets for the applicable performance period each year;

–  Vesting levels are based on the achievement of appropriately stretching targets against performance measures aligned to the Group’s long-term strategy;

–  Performance measures for the 2017-2019 performance period are detailed on page 100 and for the awards to be granted in 2020 are detailed on page 104;

–  The Remuneration Committee has discretion to adjust the level of vesting in circumstances where it considers it is appropriate to do so to reflect the overall performance of the Company; and

–  Clawback and malus provisions are in place.

Shareholding requirements

–  To strengthen the alignment between the interests of the Executive Directors and those of shareholders by requiring Executive Directors to build up a high level of personal shareholding in the Company.

–  To ensure long-term alignment between the interests of the Executive Directors and those of shareholders through the operation of post-employment shareholding requirements.

Executive Directors are required to hold shares in the Company:

–  during service as a Director, equal to the value of the same multiple of salary at which LTIP awards are made to that Director (currently, 500% for the Chief Executive and 400% for the Finance Director from 2020 onwards); and

–  after ceasing service as a Director, equal to the value of 100% of the shareholding requirement that applied while a Director for a period until the second anniversary of cessation of employment with the Group.

All-employee share plans

Executive Directors are eligible to participate in the Company’s all-employee share schemes which are designed to incentivise employees by giving them an opportunity to build shareholdings in the Company.

–  All-employee share schemes are the Sharesave Scheme and the Share Incentive Plan (SIP); and

–  Executive Directors are subject to the same limits on participation as other employees, as defined by the applicable statutory provisions.

94	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

How the policy addresses the factors set out in the UK Corporate Governance Code 2018:

The summary of our remuneration principles and the key elements of the Directors’ Remuneration Policy align with the UK Corporate Governance Code 2018 factors as follows:

Clarity and simplicity

Our policy provides an overall remuneration package that is transparent for our Executive Directors and shareholders alike; its simple structure has a clear and straightforward link to the delivery of the Group’s long-term strategy. Principles driving fixed remuneration (salary, benefits, pension) are closely aligned with the wider workforce and variable remuneration (STI and LTI) rewards delivery of financial and strategic objectives both in the short and long-term.

Risk

The combination of performance target setting for the STI and LTI, the inclusion of provisions for discretionary adjustments and malus and clawback provisions ensure that we reward our Executive Directors in accordance with high standards of governance while mitigating, as far as possible, reputational and other risks arising from reward packages that are not proportionate to outcomes.

Predictability and proportionality

There is a clear link between the operation of our short and long-term incentive plan awards and the delivery of our strategy and long-term performance. Variable remuneration at the Company accounts for between 80%-90% of an Executive Director’s total remuneration package, ensuring that poor performance is not rewarded. Further detail on short and long-term incentive plan awards are detailed on pages 99 and 100.

Alignment to culture

The Remuneration Committee has worked extensively to develop a policy that aligns the Executive Directors closely to the wider workforce and rewards long-term sustainable performance. The Remuneration Committee continually reviews the Policy, taking into account any feedback received from engagement with the wider workforce and shareholders, to ensure it is aligned to the Company’s purpose and values, and promotes the long-term success of the Company.

Summary of all-employee rewards at BAT: Principles of remuneration for wider workforce

The Group’s remuneration policies and practices are founded on a high degree of alignment and consistency across the organisation. Accordingly, remuneration for senior management is determined taking into account the remuneration principles that apply to the Executive Directors, and similar principles also form the basis of the remuneration arrangements for the wider workforce.

The Remuneration Committee is regularly updated on the pay principles and practices in operation across the Group, and considers them in relation to the implementation of the Directors’ Remuneration Policy, and in ensuring there is an appropriate degree of alignment throughout the Group. The Board’s approach to engagement with the Group’s workforce worldwide is set out on pages 26 and 41. Engagement methods available to the Group’s workforce include mechanisms for feedback and dialogue on the Group’s pay policies and practices. The Remuneration Committee receives updates from management on feedback received during the year where relevant to remuneration matters considered by the Remuneration Committee, and the Remuneration Committee takes feedback into account as applicable in determining executive remuneration.

The reward strategy for all employees is built around the following four strategic pillars and comprises fixed and variable remuneration elements:

Competitive yet sustainable

–	Competitive package, able to attract and retain talent.

–	Agility to meet changing generational needs.

–	Responsible cost structure to support profit delivery.

Transparent

–	Clear policies, openly communicated.

–	Individual total reward package statements form part of regular annual cycle.

Equitably differentiated

–	Differentiated on clear and objective criteria – level, performance and experience.

–	Supported by unbiased processes and tools.

Aligned to shareholder interests

–	Competitive employment cost base and incentives that align the interests of employees with those of shareholders.

BAT Annual Report and Form 20-F 2019	95

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

Fixed remuneration

Salary

–	Salary is a key element of the total remuneration for all employees.

–

Salary ranges for each grade are set by reference to external market data, and individual positioning within the set salary ranges will depend on level of experience, responsibility and individual performance.

–	Annual salary reviews typically take place in April each year.

In several markets Collective Labour Agreements (CLAs) exist covering some employees, therefore, some of the above principles may not apply.

Benefits and recognition

–	Benefits provided to employees reflect local market practice and legislative requirements.

–

The benefits architecture for the Group includes core benefits (such as medical insurance and life insurance) and local statutory benefits and may be delivered as a combination of benefits in kind, cash allowance and flexible benefits.

–	Additional financial and non-financial rewards can be made for outstanding contributions to the business in exceptional circumstances.

Pension

–	Retirement benefits, typically in the form of a pension, are provided to employees based on local market practice.

–

Under the UK Defined Contribution arrangements, the Company contributions for all employees is 10% of base salary rising to a maximum of 15% on a matching basis. The total contribution to the defined contribution section of the British American Tobacco UK Pension Fund is restricted to £10,000 per annum in line with the Tapered Annual Allowance with the balance of any contributions due above this paid as a cash allowance or, alternatively, paid into the Defined Contribution Unapproved Unfunded Retirement Benefits Scheme.

Variable remuneration

Short-term incentives

Short-term incentive schemes are designed to reward employees across the business for the delivery of financial, strategic and operational targets. The Group operates various short-term incentive arrangements, as set out below, with participation dependent on role.

International Executive Incentive Scheme (IEIS) – globally aligned scheme for all managers in senior management roles (c. 1,200 employees), including Executive Directors.

–	Incentive opportunities for IEIS participants are defined globally for each eligible grade.

–	A portion of any award receivable is deferred in BAT shares for three years, with the remaining portion paid in cash following year-end.

–	Dividend-equivalent payments on all unvested deferred shares are paid quarterly in cash via payroll.

Corporate annual bonus plans – in operation for employees in corporate functions who are not eligible to participate in the IEIS.

–	Designed to mirror the basic construct of the IEIS with opportunity levels set locally.

–	Performance metrics aligned to those of the IEIS, however, not all are measured on a Group-wide basis but instead linked to the relevant business unit.

Functional incentive schemes – in operation for non-corporate employees, examples include trade marketing or factory incentive schemes.

–	Opportunity levels are set locally and vary by grade.

–	Functional performance measures are incorporated into each scheme to ensure line of sight for participants.

Long-term incentives

–

Senior managers are eligible to participate in the long-term incentive programme (LTIP), which rewards their contribution to the long-term global performance of the Company aligned with Executive Directors.

–	Opportunity levels are defined globally for each eligible grade.

–	Awards are typically granted in March of each year, and vest following the end of a three-year performance period.

–	Dividend-equivalent payments are paid on any shares vesting.

All-employee share schemes

–

In the UK, all employees are eligible to participate in the Company’s all-employee share schemes – the Sharesave Scheme and the Share Incentive Plan – both of which are HMRC-approved plans, which are designed to incentivise employees by giving them an opportunity to build shareholdings in the Company.

96	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

2 Overview of what our Executive Directors earned in 2019 and why

What our Executive Directors earned in 2019

Single figure for Executive Directors	Salary £’000		Taxable benefits £’000		Short-term incentives £’000		Long-term incentives £’000		Pension £’000		Other emoluments £’000		Total £’000

	2019	2018	2019	2018	2019	2018	2019[1]	2018[2]	2019	2018	2019	2018	2019	2018

Nicandro Durante[3]	328	1,295	160	295	408	3,275	2,059	3,324	197	430	12	32	3,164	8,651

Jack Bowles[4]	1,175	–	262	–	2,824	–	642	–	216	–	19	–	5,138	–

Ben Stevens[5]	551	916	107	132	999	1,756	1,206	1,694	227	491	17	18	3,107	5,007
Tadeu Marroco[6]	301	–	79	–	560	–	512	–	46	–	1	–	1,499	–
Total	2,355	2,211	608	427	4,791	5,031	4,419	5,018	686	921	49	50	12,908	13,658

Notes:

1.

The 2017 LTIP award is due to vest on 27 March 2022 for Nicandro Durante and Ben Stevens and on 27 March 2020 for Jack Bowles and Tadeu Marroco based on completion of the three-year performance period on 31 December 2019 and completion of the extended vesting period, as applicable. The value shown is based on the average share price for the three-month period ended 31 December 2019 of 2,920p. Given the share price performance since the date of grant of awards, none of the value shown in the table above is attributable to share price appreciation.

2.

Long-term incentives shown for 2018: in accordance with the UK Directors’ Remuneration Report Regulations, estimates for the values of the vesting 2016 LTIP awards were given in the Annual Report on Remuneration 2018; these amounts have been re-presented to show the actual market value on the date of vesting in 2019.

3.	Nicandro Durante retired as an Executive Director on 1 April 2019. The amounts shown in the table above reflect remuneration received while an Executive Director of the Company.

4.

Jack Bowles was appointed Chief Executive Designate on 1 November 2018 and was appointed as an Executive Director on 1 January 2019, before being appointed as Chief Executive effective 1 April 2019. The values shown for his LTIP are based on a share award granted prior to his appointment as an Executive Director with no apportionment having been applied to the LTIP value.

5.	Ben Stevens ceased to be an Executive Director on 5 August 2019. The amounts shown in the table above reflect remuneration received while an Executive Director of the Company.

6.

Tadeu Marroco was appointed Finance Director on 5 August 2019 and was appointed as an Executive Director on the same date. The amounts shown in the table above reflect remuneration received while an Executive Director of the Company. The values shown for his LTIP are based on a share award granted prior to his appointment as an Executive Director with no apportionment having been applied to the LTIP value.

Further information in respect of this remuneration can be found in Section 3 on page 98.

How this aligns to performance

Short-term incentives for the performance period ended in 2019
Vesting at: Chief Executive: corporate performance – 240.3% of salary Finance Director: corporate performance – 182.6% of salary
Adjusted profit from operations (APFO) at constant rates of exchange +6.6% growth	Adjusted revenue growth from the Strategic Portfolio at constant rates of exchange +7.3% growth
Group share of Key Markets +20 bps growth over 2018

Adjusted cash generated from operations (Adjusted CGFO) at constant rates of exchange

Exceeded the maximum performance level set by the Remuneration Committee (equivalent to 96.2% operating cash flow conversion)

Long-term incentives for the three-year performance period ended in 2019
Vesting at 69.3%
Total shareholder return (TSR) 21 out of 23 in FMCG comparator group 2017–2019	0% achievement (0% of award vesting out of possible 20%)
Adjusted diluted earnings per share (EPS) growth 9.4% CAGR at current rates of exchange	90% achievement (17.9% of award vesting out of possible 20%)
Adjusted diluted earnings per share (EPS) growth 10% CAGR at constant rates of exchange	100% achievement (20% of award vesting out of possible 20%)
Adjusted revenue growth 4% CAGR at constant rates of exchange	57% achievement (11.4% of award vesting out of possible 20%)
Adjusted operating cash flow conversion ratio 101.8% ratio over the performance period	100% achievement (20% of award vesting out of possible 20%)

Non-GAAP measures

Adjusted profit from operations (APFO), adjusted cash generated from operations (Adjusted CGFO), adjusted diluted EPS, adjusted revenue and operating cash flow conversion ratio are non-GAAP measures used by the Remuneration Committee to assess performance. Please refer to pages 259 to 268 for definitions of these measures.

BAT Annual Report and Form 20-F 2019	97

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

3 Executive Directors’ remuneration for the year ended 31 December 2019

Total remuneration for the year ended 31 December 2019

	Nicandro Durante[1]		Jack Bowles[2]	Ben Stevens[3]		Tadeu Marroco[4]
	2019	2018	2019	2019	2018	2019
	£’000	£’000	£’000	£’000	£’000	£’000

Salary	328	1,295	1,175	551	916	301

Taxable benefits[5]

– car allowance	4	16	20	8	14	8

– health insurance	2	7	13	9	10	5

– tax advice	38	62	30	–	–	34

– use of Company driver	25	83	61	78	100	30

– home and personal security	–	121	6	4	6	–

– relocation	58	–	–	–	–	–

– tax & social security[6]	–	–	122	–	–	–

– other expenses related to individual and/or accompanied attendance at Company functions/events	33	6	10	8	2	2

Total taxable benefits	160	295	262	107	132	79

Short-term incentives

STI vesting percentage (% of maximum)	50%	100%	96%	96%	100%	96%

STI: cash – Group performance cash element	408	1,637.5	1,412	999	877.8	280

STI: DSBS – Group performance deferred element	–	1,637.5	1,412	–	877.8	280

Total short-term incentives (page 99)	408	3,275	2,824	999	1,756	560

Long-term incentives[7,8]

LTIP vesting percentage (% of maximum)	69.3%	70.5%	69.9%	69.3%	70.5%	69.9%

LTIP value to vest	1,733	2,813	540	1,015	1,434	431

Dividend equivalent[9]	326	511	102	191	260	81

Total long-term incentives (page 100)	2,059	3,324	642	1,206	1,694	512

Total pension-related benefits (page 101)	197	430	216	227	491	46

Other emoluments

Life insurance	8	29	15	13	15	1

Share Reward Scheme (value of ordinary shares awarded)	4	3	4	4	3	–

Sharesave Scheme (face value of discount on options granted)	–	–	–	–	–	–

Total other emoluments	12	32	19	17	18	1

Total remuneration	3,164	8,651	5,138	3,107	5,007	1,499

Notes:

1.	Nicandro Durante retired as an Executive Director on 1 April 2019. The amounts shown in the table above reflect remuneration received while an Executive Director of the Company.

2.	Jack Bowles was appointed Chief Executive Designate on 1 November 2018 and was appointed as an Executive Director on 1 January 2019, before being appointed as Chief Executive effective 1 April 2019.

3.	Ben Stevens retired as an Executive Director on 5 August 2019. The amounts shown in the table above reflect remuneration received while an Executive Director of the Company.

4.

Tadeu Marroco was appointed Finance Director on 5 August 2019 and was appointed as an Executive Director on the same date. The amounts shown in the table above reflect remuneration received while an Executive Director of the Company.

5.

Taxable benefits: the figures shown are gross amounts as, in line with the UK market, it is the normal practice for the Company to pay the tax which may be due on any benefits, with the exception of the car or car allowance. The numbers presented above for tax advice are inclusive of applicable VAT and income tax.

6.	Amount for Jack Bowles relates to tax equalisation and social security payments made during the year ended 31 December 2019.

7.

The 2017 LTIP award is due to vest on 27 March 2022 for Nicandro Durante and Ben Stevens and on 27 March 2020 for Jack Bowles and Tadeu Marroco based on completion of the three-year performance period on 31 December 2019 and completion of the extended vesting period, as applicable. The value shown is based on the average share price for the three-month period ended 31 December 2019 of 2,920p.

8.

LTIP award shown for 2018: the values disclosed in the Annual Report on Remuneration for the year ended 31 December 2018 were estimated values as the award had not vested by the date of that report; these amounts have been re-presented based on the actual market value on the date of vesting of 12 May 2019 of 2,839p.

9.

LTIP dividend equivalent payments: the dividend equivalent payment that will attach to the LTIP award that is included in the Single Figure Table is reported. The values for the year ended 31 December 2018 have been restated on this basis.

98	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Short-term incentives for the year ended 31 December 2019

STI performance measures, weightings and results for year ended 31 December 2019

STI: performance measure and target 2019	Description of measure 2019	Actual performance 2019

Adjusted profit from operations (APFO) (growth over prior year) Weighting: 30% Threshold: 3.3% growth over 2018 Maximum: 7.1% growth over 2018	APFO is the adjusted profit from operations at constant rates of exchange for the year ended 31 December 2019. Please refer to page 262 for the detailed description of APFO.	APFO growth over the prior year of 6.6%. Strategic Report: Delivering our strategy – Productivity

Group’s share of Key Markets (growth over prior year) Weighting: 10% Threshold: 5 bps growth over 2018 Maximum: 15 bps growth over 2018

The Group’s retail volume share in its Key Markets accounts for around 80% of the volumes of the Group’s subsidiaries. The Group’s share is calculated from data supplied by retail audit service providers and is re-based as and when the Group’s Key Markets change. When re-basing does occur, the Company will also restate historical data and provide fresh comparative data on the markets.

Global volume share in key markets grew by 20 bps. Strategic Report: Delivering our strategy – Growth

Adjusted revenue growth from the Strategic Portfolio (growth over prior year) Weighting: 30% Threshold: 2% growth over 2018 Maximum: 6% growth over 2018

The Strategic Portfolio reflects the focus of the Group’s investment activity, and is defined as Strategic Combustibles and Strategic Traditional Oral products, and New Category products. This measure is assessed at constant rates of exchange. Please refer to page 261 for the detailed description of the Strategic Portfolio.

Adjusted revenue from the Strategic Portfolio grew by 7.3%. Strategic Report: Delivering our strategy – Growth

Adjusted cash generated from
operations (Adjusted CGFO)

(as against adjusted budget)

Weighting: 30%

Threshold: Equivalent to 91% operating cash flow conversion

Maximum: Equivalent to 96% operating cash flow conversion

Adjusted CGFO is defined as the net cash generated from operating activities, before the impact of adjusting items, dividends paid to non-controlling interests and received from associates, net interest paid and net capital expenditure.

Adjusted CGFO is measured at constant rates of exchange.

Adjusted CGFO exceeded the maximum performance level set by the Remuneration Committee (equivalent to 96.2% operating cash flow conversion). Strategic Report: Delivering our strategy – Productivity

STI outcome for year ended 31 December 2019

	Available STI award as % of base salary	Group % result	STI award achieved % of base salary	STI award achieved £’000 (Value shown in Single Figure Table)[4]

Nicandro Durante[1,2]	250%	50%	125%	408

Jack Bowles[3]	250%	96%	240.3%	2,824

Ben Stevens[1,5]	190%	96%	182.6%	999

Tadeu Marroco[1,3]	190%	96%	182.6%	560

Notes:

1.	The STI awards for Nicandro Durante, Ben Stevens and Tadeu Marroco have been calculated on a pro rata basis for their time spent as Executive Directors during 2019.

2.

Nicandro Durante retired as an Executive Director on 1 April 2019. In line with our Directors’ Remuneration Policy in operation at the time, his Group result was based on an ‘on-target’ level of performance, apportioned for the period he was an Executive Director and payment was made fully in cash in April 2019.

3.

For Jack Bowles and Tadeu Marroco, 50% of the STI award will be paid in cash and 50% as an award under the DSBS. Awards made under the DSBS are in the form of free ordinary shares in the Company that normally vest after three years and no further performance conditions apply in that period. In certain circumstances, such as resigning before the end of the three-year period, participants may forfeit all of the shares.

4.	Malus and clawback provisions apply.

5.	In line with the current Directors’ Remuneration Policy, the STI payment to Ben Stevens will be made based on actual results, pro-rated and paid fully in cash in March 2020.

BAT Annual Report and Form 20-F 2019	99

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

Long-term incentives (LTIP) for the year ended 31 December 2019

LTIP performance measures, weightings and results for the year ended 31 December 2019

LTIP: performance measure	Description of measure and target for 2017 LTIP Performance period 1 January 2017 – 31 December 2019		Result achieved	Vesting percentage

Relative TSR[1]			Ranked 21 out of 23	0% (out of maximum of 20%)
Relative to a peer group of international FMCG companies	2017–2019 LTIP target

	Threshold	At median, 3% vests

Weighting: 20%	Maximum	At upper quartile, 20% vests

EPS growth at current exchange rates Compound annual growth in adjusted diluted EPS measured at current rates of exchange			9.4% CAGR	17.9% (out of maximum of 20%)
2017–2019 LTIP target

	Threshold	At CAGR of 5%, 3% vests

Weighting: 20%	Maximum	At CAGR of 10%, 20% vests

EPS growth at constant exchange rates Compound annual growth in adjusted diluted EPS measured at constant rates of exchange			10% CAGR	20% (out of maximum of 20%)
2017–2019 LTIP target

	Threshold	At CAGR of 5%, 3% vests

	Maximum	At CAGR of 10%, 20% vests

Weighting: 20%

Adjusted revenue[2] Compound annual growth measured at constant rates of exchange			4% CAGR	11.4% (out of maximum of 20%)
2017–2019 LTIP target

	Threshold	At CAGR of 3%, 3% vests

Weighting: 20%	Maximum	At CAGR of 5%, 20% vests

Adjusted Operating cash flow conversion ratio Ratio over the performance period at current exchange rates			101.8% ratio	20% (out of maximum of 20%)
2017–2019 LTIP target

	Threshold	Ratio of 85%, 3% vests

	Maximum	Ratio of 95%, 20% vests

Weighting: 20%

Total vesting level				69.3% vesting

Notes:

1.	Relative TSR: the constituents of the FMCG peer group are listed on page 104.

2.

The underpin for adjusted revenue growth measure: the adjusted revenue growth measure can only vest provided the corresponding three-year CAGR of APFO exceeds the CAGR of the threshold performance level for APFO as approved annually in the STI and approved by the Board. The underpin was exceeded with reference to the APFO STI outcomes for 2017, 2018 and 2019.

3.

The above figures account for the adjustment made in respect of the impact of the acquisition of RAI on the 2017 performance year within the 2017 LTIP awards. Further detail on the adjustment for the 2017 performance year was provided on page 94 of the 2018 Annual Report for the 2016 LTIP awards and the same will apply in respect of the 2017 LTIP awards.

LTIP outcome for year ended 31 December 2019

	Number of ordinary shares subject to award	Vesting % achieved (based on 2017–2019 performance period)	Number of ordinary shares to vest	Value of ordinary shares to vest £’000	[1]	Dividend equivalent payment on vesting £’000	[2]	Total value to vest £’000 (Value shown in Single Figure Table)

Nicandro Durante[3]	114,181	69.3%	59,346	1,733		326		2,059

Jack Bowles[4]	26,463	69.9%	18,497	540		102		642

Ben Stevens[3]	58,232	69.3%	34,750	1,015		191		1,206

Tadeu Marroco[4]	21,109	69.9%	14,755	431		81		512

The 2017 LTIP awards granted to Nicandro Durante and Ben Stevens are subject to the LTIP extended vesting period and are therefore due to vest on 27 March 2022, and will become exercisable on that same date. For Jack Bowles and Tadeu Marroco, the 2017 LTIP awards were made prior to their appointments as Executive Directors, therefore the vesting date is 27 March 2020 and the shares will become exercisable on that same date.

Notes:

1.	The value of ordinary shares to vest shown above is based on the average share price for the three-month period ended 31 December 2019 of 2,920p.

2.	The dividend equivalent amount shown above that will become payable on vesting is the value of the dividend equivalents accrued on the proportion of the award that is due to vest.

3.	The number of shares to vest for Nicandro Durante and Ben Stevens is calculated on a pro rata basis to reflect their total time as Executive Directors during the performance period of the awards.

4.

The number of shares subject to awards made to Jack Bowles and Tadeu Marroco reflect the award opportunities available to them at the time of the award, prior to being appointed as Executive Directors.

100	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Executive Directors’ pension entitlements and accruals for the year ended 31 December 2019

	Accrued pension at year-end 31 December 2019 £’000		Total Defined Contribution (DC) fund value as at year-end 31 December 2019 £’000

Pension values	Defined Benefits (DB) Unapproved Unfunded Retirement Benefit Scheme (UURBS)	British American Tobacco UK Pension Fund	Defined Contribution (DC) Unapproved Unfunded Retirement Benefit Scheme (UURBS)	[1]	British American Tobacco UK Pension Fund

Nicandro Durante (up to 1 April 2019)	182	–	n/a		n/a

Jack Bowles	n/a	n/a	669		318

Ben Stevens (up to 5 August 2019)	366	102	n/a		n/a

Tadeu Marroco (from 5 August 2019)	n/a	n/a	502		165

Total	548	102	1,171		683

Note

1.

The DC UURBS credit accrued over the year is increased in line with the Company’s Weighted Average Cost of Debt (WACD) over the year. For the year ended 31 December 2019, a provisional WACD of 3.3% has been used but this may be subject to change.

Nicandro Durante

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

The normal retirement date for Mr Durante was 13 September 2016.

The pension-related benefits disclosed in the single figures for Executive Directors’ remuneration represent Nicandro Durante’s net accrual for the period, being the differential between his total pension entitlements as at 31 December 2018 (adjusted for inflation) and as at 1 April 2019, multiplied by 20 in accordance with the UK Directors’ Remuneration Report Regulations.

Nicandro Durante receives a pension in payment from the Fundação Albino Souza Cruz (FASC) from Souza Cruz S.A., a Brazilian registered wholly-owned subsidiary of the Group. This pension benefit has been in payment since April 2012 and for the period from 1 January 2019 to 31 March 2019 has amounted to approximately £90,169 (after adjusting for currency exchange).

Ben Stevens

Ben Stevens joined the UK Pension Fund after 1989, before the closure of its non-contributory defined benefit section to new members in April 2005. As a result, prior to 6 April 2006, he was subject to the HMRC cap on pensionable earnings (notionally £160,800 for the tax year 2018/19). In addition, he has an unfunded pension promise from the Company in respect of earnings above the cap on an equivalent basis to the benefits provided by the UK Pension Fund. This is provided through the UURBS. Further to the changes to the applicable tax regulations, Ben Stevens has reached his lifetime allowance of £1.8 million and therefore has ceased accrual in the UK Pension Fund with all future benefits being provided through the UURBS. During the year, there has been no change to the overall pension entitlement of Ben Stevens.

The normal retirement date for Mr Stevens was 27 July 2019.

Total accrued pension is the amount of pension that would be paid annually on retirement based on service to the end of the year.

The pension-related benefits disclosed in the single figures for Executive Directors’ remuneration represent Ben Stevens’ net accrual for the period, being the differential between his total pension entitlements as at 31 December 2018 (adjusted for inflation) and as at 5 August 2019, multiplied by 20 in accordance with the UK Directors’ Remuneration Report Regulations.

These commitments are included in note 12 in the Notes on the Accounts. UK Defined Benefit Pension Fund members are entitled to receive increases in their pensions once in payment, in line with price inflation (as measured by the Retail Prices Index) and up to 6% per annum.

Jack Bowles

Jack Bowles became an Executive Director with effect from 1 January 2019 and is a member of the Company’s Defined Contribution (DC) arrangements. The total Company contribution to the DC arrangements over the period 1 January to 31 December 2019 was £215,750. Of this, £7,583 was paid to the funded British American Tobacco UK DC schemes and £208,167 was credited to the DC UURBS. These total amounts are based on a Company contribution rate of 25% per annum of salary over the period 1 January 2019 to 30 April 2019 reducing to a rate of 15% per annum of salary over the period 1 May 2019 to 31 December 2019.

Tadeu Marroco

Tadeu Marroco became an Executive Director with effect from 5 August 2019 and is a member of the Company’s Defined Contribution (DC) arrangements. The total Company contribution paid to the DC arrangements over the period 5 August to 31 December 2019 was £45,882. Of this, £3,160 was paid to the funded British American Tobacco UK DC schemes and £42,722 was credited to the DC UURBS. These total amounts are based on a Company contribution rate of 15% per annum of salary over the period 5 August 2019 to 31 December 2019.

Notes:

1.

UK Pension Fund: this is non-contributory. Voluntary contributions paid by an Executive Director and resulting benefits are not shown. No excess retirement benefits have been paid to or are receivable by an Executive Director or past Executive Director.

2.	Revised pension arrangements apply from May 2019 for new Executive Directors as detailed in the revised Directors’ Remuneration Policy on page 78 of the 2018 Annual Report.

BAT Annual Report and Form 20-F 2019	101

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

Other information relating to Chief Executives’ remuneration for the year ended 31 December 2019

Chief Executives’ pay – comparative figures 2010 to 2019

Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

Chief Executives’ ‘single figure’ of total remuneration (£’000)

Paul Adams[1] (to 28 February 2011)	8,858	5,961	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Nicandro Durante[2] (to 1 April 2019)	n/a	5,589	6,340	6,674	3,617	4,543	8,313	10,244	8,651	3,164

Jack Bowles[3] (from 1 April 2019)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	3,512

Annual bonus (STI) paid against maximum opportunity (%)

Paul Adams[1] (to 28 February 2011)	87.0	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Nicandro Durante[2] (to 1 April 2019)	n/a	100	85.0	81.3	73.2	100	100	97.2	100	50

Jack Bowles[3] (from 1 April 2019)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	96

Long-term incentive (LTIP) paid against maximum opportunity (%)

Paul Adams[1] (to 28 February 2011)	100	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Nicandro Durante[2] (to 1 April 2019)	n/a	100	87.1	49.2	0.0	8.7	46.0	96.1	70.5	69.3

Jack Bowles[3] (from 1 April 2019)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	69.9

Notes:

1.

Paul Adams retired as Chief Executive on 28 February 2011. Historical data are taken from the Directors’ Remuneration Reports for the relevant years and is recast (as appropriate) on the basis of the ‘single figure’ calculation as prescribed in the UK Directors’ Remuneration Report Regulations.

2.

Nicandro Durante retired as Chief Executive on 1 April 2019. Historical data are taken from the Directors’ Remuneration Reports for the relevant years and is recast (as appropriate) on the basis of the ‘single figure’ calculation as prescribed in the UK Directors’ Remuneration Report Regulations. His ‘single figure’ remuneration for the years ended 31 December 2011 and 31 December 2019 have been time-apportioned to reflect the period he was Chief Executive.

3.

Jack Bowles was appointed Chief Executive with effect from 1 April 2019. His ‘single figure’ remuneration for the year ended 31 December 2019 has been time-apportioned to reflect the period he was Chief Executive.

Total shareholder return (TSR) performance:1 1 January 2010 to 31 December 2019

Note:

1.

Performance and pay chart: this shows the performance of a hypothetical investment of £100 in ordinary shares (as measured by the TSR for the Company) against a broad equity market index (the FTSE 100 Index) over a period of 10 financial years starting from 1 January 2010 through to 31 December 2019 based on 30-trading-day average values. A local currency basis is used for the purposes of the TSR calculation making it consistent with the approach to TSR measurement for the LTIP.

102	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Percentage change in the Chief Executive’s remuneration

The following table shows the percentage change in the Chief Executive’s remuneration measured against a comparator group comprising the UK employee population on UK employment contracts (2019: 2,980 individuals; 2018: 2,097 individuals). This comparator group is considered to be the most appropriate group as Executive Directors are employed on UK contracts. Using a more widely-drawn group encompassing the worldwide nature of the Group’s business would also present practical difficulties in collation and a less relevant comparator, given the significant variations in employee pay across the Group, the differing economic conditions and wide variations in gross domestic product per capita.

	Base salary			Taxable benefits			Short-term incentives
	2019 £’000	2018 £’000	Percentage change %	2019 £’000	2018 £’000	Percentage change %	2019 £’000	2018 £’000	Percentage change %

Chief Executive	1,209	1,295	-6.7	357	295	21	2,526	3,275	-23

UK-based employees	71	75	-4.6	7	7	-	38	49	-23.5

Notes: UK-based employees:

1.

The data for the UK-based employees comparator group are made up as follows as at 31 December 2019: (1) the weighted average base salaries; (2) the average taxable benefits per grade; and (3) the weighted average bonus result based on that population as at that date.

2.	The data for the UK-based employees for 2019 include non-management employees from an acquisition.
3.

The data for the UK-based employees for 2018 for taxable benefits and short-term incentives have been restated. Taxable benefits data have been adjusted to reflect a change in calculation of the car benefit and short-term incentives data have been adjusted to reflect actual results rather than on-target as reported in the 2018 Annual Report.

4.

The Chief Executive figures for base salary, taxable benefits and short-term incentives for 2019 are calculated based on Nicandro Durante’s remuneration for the period 1 January to 31 March 2019 and Jack Bowles’ remuneration for the period 1 April to 31 December 2019.

CEO Pay Ratio Disclosure

In line with the new disclosure requirement, the below table reflects the CEO pay ratio when compared to the employees at the 25th, median and 75th percentile of the Group’s UK workforce.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio

2019	Option A	144:1	86:1	36:1

Notes:

1.	Option A has been used to calculate the ratio as this has been viewed to be the most robust and comprehensive means of assessment and is also reflective of shareholder preferences.
2.	Total pay and benefits are based on the workforce as at 1 December 2019 and include the annualised income for the earnings period 1 January 2019 to 31 December 2019.
3.

Total pay and benefits for the CEO are based on the single figure calculation on page 97. The CEO single figure used in the calculation is a combination of remuneration data for both Nicandro Durante and Jack Bowles, recognising the transition in the Group’s leadership which took place in 2019.

4.

Total pay and benefits for the workforce is calculated as far as possible on the same basis as the CEO single figure calculation. This includes salary, taxable benefits, short-term incentive, long-term incentive, dividends, pension benefits and any other remuneration receivable. For the purposes of this analysis, the following has been assumed:

–	For all employees that are eligible for a car benefit, the applicable car allowance amounts have been used,
–	For all employees that participate in the global International Executive Incentive Scheme or equivalent corporate incentive scheme, incentive pay-outs are calculated based on the same metrics; and
–	For all employees that participate in the UK DC scheme, Company contributions of 15% of salary have been used.
5.

For the calculation of the total pay and benefits for employees, employees on international assignment into and out of the UK have been included; however, assignment benefits, such as housing support, education support, home leave allowance or relocation costs, have not been included as these are not consistent with the benefits included in the CEO single figure calculation.

6.	For hourly paid employees who are not full time, total pay and benefits have been pro-rated based on full-time employee hours.
7.	For employees who have joined part way through the year, pro rata income has been used to provide a full year figure.

The table below includes details of the total pay and benefits, as well as the salary component of remuneration for the employees identified as being P25, P50 and P75.

	25th percentile (P25)	Median (P50)	75th percentile (P75)

Salary	£31,253	£52,235	£91,756

Total Remuneration	£46,216	£77,754	£183,179

The Company believes the median pay ratio for 2019 reflects the diversity of our business footprint and employee population across the UK. The Group’s remuneration policies and practices are founded on a high degree of alignment and consistency, with total remuneration at all levels providing a competitive package that enables the attraction and retention of talent while also providing equitable differentiated remuneration based on grade, performance and experience. Further details on all-employee rewards at BAT can be found on pages 95 and 96.

BAT Annual Report and Form 20-F 2019	103

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

4 Executive Directors’ remuneration for the upcoming year

Base salary for 2020

The Remuneration Committee has determined the following salaries for the Executive Directors.

Executive Directors – salaries	Base salary from 1 Apr 2020 £	Percentage change %	Base salary from 1 Apr 2019 £

Jack Bowles	1,287,000	9.5%	1,175,000

Tadeu Marroco[1]	772,500	3%	750,000

Notes:

1. 2019 Base salary for Tadeu Marroco reflects terms of his appointment as Finance Director effective from 5 August 2019.

Benefits and pension

No changes have been made to the provision of benefits or pension for 2020.

Short-term incentives for 2020 onwards

STI opportunity levels for Executive Directors will be in line with those set out in our Directors’ Remuneration Policy. STI metrics and weightings are as follows:

2020 STI metrics & weightings

Group share of key markets	10%

Adjusted revenue growth from the Strategic Portfolio[1]	30%

Adjusted profit from operations	30%

Deleveraging excluding foreign exchange[2]	30%

Total	100%

Notes:

1. The Strategic Portfolio is comprised of Strategic Combustibles, Strategic Traditional Oral products and New Category products. Please refer to page 261 for further details.

2. Description of the metric can be found on page 267.

Further detail is included in the description of the STI measures for the year ended 31 December 2019 on page 99.

Long-term incentives for 2020 onwards

The Chief Executive and Finance Director will be granted an LTIP award equal to 500% of salary and 400% of salary, respectively.

The performance measures and weightings for the LTIP award to be granted in 2020 will remain unchanged from those for 2019 awards. The measures and targets for 2020 LTIP awards are set out below.

LTIP measures and performance ranges					% of award vesting at maximum	% of award vesting at threshold

Relative TSR					20	3

Median performance vs. FMCG peer group to upper quartile.

The current constituents of the FMCG peer group as at the date of this report are:

Altria Group	Colgate-Palmolive	Japan Tobacco	Mondelez International	Procter & Gamble

Anheuser-Busch InBev	Danone	Johnson & Johnson	Nestlé	Reckitt Benckiser

Campbell Soup	Diageo	Kellogg	PepsiCo	Unilever

Carlsberg	Heineken	Kimberly-Clark	Pernod Ricard

Coca-Cola	Imperial Brands	LVMH	Philip Morris International

EPS growth at current exchange rates					20	3

5%–10% compound annual growth in adjusted diluted EPS over the performance period

EPS growth at constant exchange rates					20	3

5%–10% compound annual growth in adjusted diluted EPS over the performance period

Adjusted revenue growth					20	3

3%–5% compound annual growth over the performance period

Adjusted operating cash flow conversion ratio					20	3

Ratio of 85%–95% over the performance period at current exchange rates

Total					100	15

104	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

5 Chairman and Non-Executive Directors’ remuneration for the year ended 31 December 2019

The following table shows a single figure of remuneration for the Chairman and Non-Executive Directors in respect of qualifying services for the year ended 31 December 2019 together with comparative figures for 2018.

	Base fee[5] £’000		Chair/Committee membership fees[5] £’000		Taxable benefits[1] £’000		Total remuneration £’000

	2019	2018	2019	2018	2019	2018	2019	2018

Chairman

Richard Burrows	695	680	–	–	137	116	832	796

Non-Executive Directors

Sue Farr	94	93	26	24	4	2	124	119

Dr Marion Helmes	94	93	26	24	13	12	133	129

Jerry Fowden (from 1 September 2019)	32	–	9	–	5	–	46	–

Luc Jobin[2]	94	93	26	24	77	41	197	158

Holly Keller Koeppel[3]	94	93	51	24	125	94	270	211

Savio Kwan	94	93	26	24	61	42	181	159

Dimitri Panayotopoulos	94	93	52	50	24	17	170	160

Kieran Poynter	94	93	64	86	1	–	159	179

Retired Non-Executive Directors

Ann Godbehere (to 25 April 2018)	–	30	–	7	–	1	–	38

Pedro Malan (to 25 April 2018)	–	30	–	7	–	15	–	52

Lionel Nowell, III (to 12 December 2018)	–	88	–	23	–	79	–	190

Total	1,385	1,479	280	293	447	419	2,112	2,191

Notes:

1.

Benefits: the Chairman’s benefits in 2019 comprised: health insurance and ‘walk-in’ medical services £15,000 (2018: £15,000); the use of a Company driver £81,000 (2018: £81,000); home and personal security in the UK and Ireland £14,000 (2018: £4,000); hotel accommodation and related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or corporate events £4,000 (2018: £3,000); and commuting flights to London £23,000 (2018: £13,000). The benefits for the other Non-Executive Directors principally comprised travel-related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or events and ‘walk-in’ medical services. The figures shown are grossed-up amounts (as appropriate) as, in line with the UK market, it is the normal practice for the Company to pay the tax that may be due on any benefits.

2.

Pension: Luc Jobin receives a pension in respect of prior service to Imasco Limited (acquired in 2000 by the Group) and Imperial Tobacco Canada Limited, a subsidiary of BAT. In 2019 this amount was CAD$150,228.96 (£87,450.72) (2018: CAD$150,228.96 (£86,849.10)).

3.

Deferred Compensation Plan for Directors of RAI (DCP): as a former outside director of RAI, Holly Keller Koeppel participated in the DCP under which she elected to defer payment of a portion of her RAI retainers and meeting attendance fees to an RAI stock account. Following the acquisition of RAI by BAT, amounts deferred to a stock account (Deferred Stock Units or DSUs) mirror the performance of, and receive dividend equivalents based on, BAT American Depository Shares (ADSs). The DSUs of Holly Keller Koeppel are disclosed as a note to ‘Summary of Directors’ share interests’ below. DSUs deferred under the DCP will be paid in accordance with the terms of the DCP, section 409A of the US Internal Revenue Code of 1986, as amended, and the Director’s existing deferral elections.

4.	Committee memberships: are shown, together with changes during the year, in the reports of the respective committees in the Governance sections of the Directors’ Report.

5.	Non-Executive Directors’ fees structure 2019: is set out in the table below.

	Fees from 1 May 2019 £	Fees to 30 April 2019 £

Base fee	94,500	92,700

Senior Independent Director – supplement	37,800	37,100

Audit Committee: Chairman	39,950	39,200

Audit Committee: Member	13,750	13,500

Nominations Committee: Chairman	–	–

Nominations Committee: Member	12,200	12,000

Remuneration Committee: Chairman	39,950	39,200

Remuneration Committee: Member	13,750	13,500

Chairman and Non-Executive Directors’ fees and remuneration for the upcoming year

As described in the Annual Report on Remuneration for the year ended 31 December 2018, the Chairman’s fee was increased from £685,000 to £698,000 from 1 April 2019. In keeping with the level of pay awards granted to UK employees based on a 2.5% increase in budget, the Remuneration Committee determined the Chairman’s fee will be £718,940 with effect from 1 April 2020 (+3%).

The fees for Non-Executive Directors are scheduled to be reviewed in April 2020 with any changes being effective from 1 May 2020.

BAT Annual Report and Form 20-F 2019	105

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

6 Directors’ share interests

Summary of Directors’ share interests

		Outstanding scheme interests 31 Dec 2019

	Ordinary shares held at 31 Dec 2019	Unvested awards subject to performance measures and continued employment (LTIP)	Unvested awards subject to continued employment only (DSBS)	Unvested interests (Sharesave)	Total ordinary shares subject to outstanding scheme interests	Total of all interests in ordinary shares at 31 Dec 2019

Executive Directors

Jack Bowles[1,3]	181,774	246,780	47,253	–	294,033	475,807

Tadeu Marroco[2,3]	39,033	85,414	28,193	761	114,368	153,401

Chairman

Richard Burrows	19,000					19,000

Non-Executive Directors

Sue Farr	–					–

Jerry Fowden[4]	2,000					2,000

Dr Marion Helmes	4,500					4,500

Luc Jobin[4]	45,236					45,236

Holly Keller Koeppel[4,5]	8,416					8,416

Savio Kwan[3]	7,082					7,082

Dimitri Panayotopoulos	3,300					3,300

Kieran Poynter	5,000					5,000

Former Directors[6]

Nicandro Durante	367,094	415,213	114,175	912	530,300	897,394

(retirement date 1 April 2019)

Ben Stevens

(retirement date 5 August 2019)	137,208	286,197	61,932	1,038	349,167	486,375

Notes:

1.	Jack Bowles: ordinary shares held include 566 held by the trustees of the BAT Share Incentive Plan (SIP).

2.	Tadeu Marroco: ordinary shares held include 828 held by the trustees of the SIP.

3.

Changes from 31 December 2019: (a) Jack Bowles: acquisition of seven ordinary shares on 6 February 2020 as a result of reinvestment of dividend income under the SIP; acquisition of 1,172 ordinary shares on 6 February 2020 as a result of reinvestment of dividend income under the Vested Share Account (VSA); and acquisition of 130 ordinary shares on 13 February 2020 as a result of reinvestment of dividend income under the Deferred Shares Bonus Scheme (DSBS). (b) Tadeu Marroco: purchases of five ordinary shares on 2 January 2020, four ordinary shares on 5 February 2020 and five ordinary shares on 4 March 2020 under the SIP; acquisition of 12 ordinary shares on 6 February 2020 as a result of reinvestment of dividend income under the SIP; acquisition of 432 ordinary shares on 6 February 2020 as a result of reinvestment of dividend income under the VSA; and acquisition of 54 ordinary shares on 13 February 2020 as a result of reinvestment of dividend income under the DSBS. (c) Savio Kwan: acquisition of 103 ordinary shares on 13 February 2020 as a result of reinvestment of dividend income. There were no changes in the interests of the Chairman and the other Non-Executive Directors.

4.

American Depositary Shares (ADSs): each of the interests in ordinary shares held by Jerry Fowden, Luc Jobin and Holly Keller Koeppel consists of an equivalent number of BAT ADSs each of which represents one ordinary share in the Company.

5.

Deferred Stock Units (DSUs): at the date of this report Holly Keller Koeppel, being a former director of RAI and a participant in the Deferred Compensation Plan for Directors of RAI (DCP), holds DSUs which were granted prior to becoming a Director of BAT. Each DSU entitles the holder to receive a cash payment upon ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs increases on each dividend date by reference to the value of dividends declared on the ADSs underlying the DSUs. Ms Koeppel currently holds 23,333.51 DSUs (31 December 2019: 22,996.63 DSUs).

6.

Former Directors: Nicandro Durante and Ben Stevens retired on 1 April 2019 and 5 August 2019, respectively. Ordinary shares held and outstanding share interests, included in the table above, are as at their respective date of retirement.

106	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Executive Directors’ shareholding guidelines

Executive Directors are encouraged to build up a high level of personal shareholding to ensure a continuing alignment of interests with shareholders. The shareholding guidelines require Executive Directors to hold ordinary shares equal to the value of a percentage of salary as set out in the tables below.

As part of last year’s Directors’ Remuneration Policy review, in accordance with the UK Corporate Governance Code 2018, the Remuneration Committee introduced a new post-employment shareholding policy; Executive Directors are required to hold shares equivalent to 100% of current shareholding requirements for two full years following the date of their departure. The Directors’ Remuneration Policy came into effect on 26 April 2019, following approval by shareholders at our AGM, and therefore this new requirement applies to Ben Stevens who retired after this date.

	No. of eligible ordinary shares held at 31 Dec 2019	Value of eligible ordinary shares held at 31 Dec 2019 £m	[1]	Actual percentage (%) of base salary at 31 Dec 2019	Shareholding requirements (% of base salary 31 Dec 2019)	Compliant with shareholding requirement

Jack Bowles	206,252	6.7		567.2	500%	Yes

Tadeu Marroco	53,147	1.7		229.0	350%[5]	See note 5

	No. of eligible ordinary shares held at retirement date	Value of eligible ordinary shares held at retirement date £m	[4]	Actual percentage (%) of base salary at retirement date	Post-employment shareholding requirements (% of base salary at retirement date)	Compliant with shareholding requirement

Nicandro Durante (retirement date 1 April 2019)	425,120	13.3		1,017.4	N/A6	N/A

Ben Stevens (retirement date 5 August 2019)	195,968	5.8		632.0	350%	Yes

Eligibility of shares: (a) unvested ordinary shares under the DSBS, which represent deferral of earned bonus, are eligible and count towards the requirement on a net-of-tax basis; (b) unvested ordinary shares under the LTIP are not eligible and do not count towards the requirement during the performance period, but the estimated notional net number of ordinary shares held during the LTIP Extended Vesting Period are eligible and will count towards the requirement; and (c) ordinary shares held in trust under the all-employee share ownership plan (SIP) are not eligible and do not count towards the shareholding requirement.

Non-Executive Directors are not subject to any formal shareholding requirements although they are encouraged to build a small interest in ordinary shares during the term of their appointment.

Notes:

1.	Value of ordinary shares shown above: this is based on the closing mid-market share price on 31 December 2019 of 3,231.5p.

2.

Meeting the guidelines: if an Executive Director does not, at any time, meet the requirements of the shareholding guidelines, the individual may, generally, only sell a maximum of up to 50% of any ordinary shares vesting (after tax) under the Company share plans until the threshold required under the shareholding guidelines has been met.

3.

Waiver of compliance with guidelines: this is permitted with the approval of the Remuneration Committee in circumstances where a restriction on a requested share sale could cause undue hardship. No such applications were received from the Executive Directors during 2019.

4.

Value of ordinary shares shown above: this is based on the closing mid-market share price on 1 April 2019 of 3,135p for Nicandro Durante and the closing mid-market share price on 5 August 2019 of 2,980p for Ben Stevens.

5.

Tadeu Marroco was appointed as an Executive Director on 5 August 2019, prior to which the shareholding requirement for Mr Marroco was set at a lower percentage of salary with Mr Marroco being compliant with required percentage. Under the Directors’ Remuneration Policy, Executive Directors may generally sell a maximum of up to 50% of any shares vesting (after tax) under the Company’s share plans until the threshold for shareholding requirements has been met and Mr Marroco is compliant with this policy requirement. In line with the Directors’ Remuneration Policy, the shareholding requirement is equal to the value of the same multiple of salary at which LTIP awards are made to that Director, as such the shareholding requirement for Mr Marroco will increase to 400% in 2020.

6.

Nicandro Durante is not subject to post-employment shareholding requirements due to his retirement and subsequent departure from the Company taking place prior to the approval of the Directors’ Remuneration Policy, effective 26 April 2019, which introduced the post-employment shareholding requirement.

BAT Annual Report and Form 20-F 2019	107

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

Executive Directors’ outstanding scheme interests

	Plan		At 1 Jan 2019	Awarded in 2019	Lapsed in 2019	Exercised/ released in 2019	At 31 Dec 2019	Exercise price (p)	End of performance period	Date from which exercisable or shares released

Nicandro Durante	LTIP	[1]	140,529	–	41,457	–	99,072	–	31 Dec 18	12 May 21

	LTIP	[2]	114,181	–	–	–	114,181	–	31 Dec 19	27 Mar 22

	LTIP	[3]	160,503	–	–	–	160,503	–	31 Dec 20	26 Mar 23

	DSBS		29,690	–	–	29,690	–	–	31 Dec 18	29 Mar 19

	DSBS		28,545	–	–	28,545	–	–	31 Dec 19	2 Apr 19

	DSBS		32,517	–	–	32,517	–	–	31 Dec 20	2 Apr 19

	DSBS		–	53,113	–	53,113	–	–	31 Dec 21	2 Apr 19

	Sharesave		543	–	50	493	–	3,091.50	–	2 Apr 19

	Sharesave		369	–	369	–	–	–	–	–

Jack Bowles	LTIP	[1]	31,943	–	9,232	22,711	–	2,947.00	31 Dec 18	12 May 19

	LTIP	[2]	26,463	–	–	–	26,463	–	31 Dec 19	27 Mar 20

	LTIP	[3]	43,785	–	–	–	43,785	–	31 Dec 20	26 Mar 21

	LTIP	[3]	–	176,532	–	–	176,532	–	31 Dec 21	28 Mar 24

	DSBS		11,473	–	–	11,473	–	–	31 Dec 18	29 Mar 19

	DSBS		8,997	–	–	–	8,997	–	31 Dec 19	27 Mar 20

	DSBS		12,064	–	–	–	12,064	–	31 Dec 20	26 Mar 21

	DSBS		–	26,192	–	–	26,192	–	31 Dec 21	28 Mar 22

	Sharesave		–	–	–	–	–	–	–	–

	Sharesave		–	–	–	–	–	–	–	–

Ben Stevens	LTIP	[1]	71,669	–	21,143	–	50,526	–	31 Dec 18	12 May 21

	LTIP	[2]	58,232	–	–	–	58,232	–	31 Dec 19	27 Mar 22

	LTIP	[3]	80,264	–	–	–	80,264	–	31 Dec 20	26 Mar 23

	LTIP	[3]	–	97,175	–	–	97,175	–	31 Dec 21	28 Mar 24

	DSBS		19,468	–	–	19,468	–	–	31 Dec 18	29 Mar 19

	DSBS		15,805	–	–	15,805	–	–	31 Dec 19	1 Oct 19

	DSBS		17,655	–	–	17,655	–	–	31 Dec 20	1 Oct 19

	DSBS		–	28,472	–	28,472	–	–	31 Dec 21	1 Oct 19

	Sharesave		543	–	–	543	–	–	–	1 Oct 19

	Sharesave		495	–	495	–	–	–	–	–

Tadeu Marroco	LTIP	[1]	21,315	–	6,161	15,154	–	2,753.75	31 Dec 18	12 May 19

	LTIP	[2]	21,109	–	–	–	21,109	–	31 Dec 19	27 Mar 20

	LTIP	[3]	28,248	–	–	–	28,248	–	31 Dec 20	26 Mar 21

	LTIP	[3]	–	36,057	–	–	36,057	–	31 Dec 21	28 Mar 22

	DSBS		7,655	–	–	7,655	–	–	31 Dec 18	29 Mar 19

	DSBS		7,177	–	–	–	7,177	–	31 Dec 19	27 Mar 20

	DSBS		7,783	–	–	–	7,783	–	31 Dec 20	26 Mar 21

	DSBS		–	13,233	–	–	13,233	–	31 Dec 21	28 Mar 22

	Sharesave		495	–	–	–	495	–	1 May 20	1 May 20

	Sharesave		266	–	–	–	266	–	1 May 21	1 May 21

Notes:

1.

Details of the performance condition for the LTIP awards granted in 2016 (which vested during 2019), and of achievement against that condition in the period to 31 December 2018, were set out in the Annual Report on Remuneration for the year ended 31 December 2018.

2.	Details of the performance condition attached to 2017 LTIP awards, and of achievement against that condition in the period to 31 December 2019, are set out on page 100.

3.	Details of the performance condition attached to 2018 and 2019 LTIP awards are set out on page 109.

108	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Further details in relation to scheme interests granted during the year ended 31 December 2019

	Plan	Ordinary shares awarded	Price per ordinary share at award	[1]	Face value of award £’000	Exercise price	Proportion of award vesting for threshold performance (%)	Performance period	Date from which exercisable or shares released

Nicandro Durante	DSBS	53,113				n/a	n/a	n/a	2 April 2019

Jack Bowles	LTIP[2]	176,532	3,328p		5,875	n/a	15	2019–2021	28 Mar 24

	DSBS	26,192				n/a	n/a	n/a	28 Mar 22

Ben Stevens[3]	LTIP[2]	97,175	3,328p		3,234	n/a	15	2019–2021	28 Mar 24

	DSBS	28,472				n/a	n/a	n/a	1 Oct 19

Tadeu Marroco	LTIP[2]	36,057	3,328p		1,200	n/a	20	2019-2021	28 Mar 22

	DSBS	13,233				n/a	n/a	n/a	28 Mar 22

Notes:

1.	The 2019 LTIP award was made on the basis of the Group’s closing share price on 25 February 2019, increased by 15%, with a resulting share price of £33.28.

2.	Details of the performance condition attached to these LTIP awards are set out below.

3.	Any LTIP award vesting for Ben Stevens will be pro rata based on the period he was employed during the three-year performance period.

Further details in relation to performance conditions attaching to outstanding scheme interests

	LTIP awards granted in 2018			LTIP awards granted in 2019

	1 January 2018–31 December 2020			1 January 2019–31 December 2021

	Weighting	Threshold	Maximum	Weighting	Threshold	Maximum

Relative TSR	20%	At median,	At upper	20%	At median,	At upper
Ranking against a peer group of international FMCG companies		3% of award vests	quartile, 20% of award vests		3% of award vests	quartile, 20% of award vests

EPS growth at current exchange rates	20%	At 5% CAGR,	At 10% CAGR,	20%	At 5% CAGR,	At 10% CAGR,
Compound annual growth in adjusted diluted EPS measured at current rates of exchange		3% of award vests	20% of award vests		3% of award vests	20% of award vests

EPS growth at constant exchange rates	20%	At 5% CAGR,	At 10% CAGR,	20%	At 5% CAGR,	At 10% CAGR,
Compound annual growth in adjusted diluted EPS measured at constant rates of exchange		3% of award vests	20% of award vests		3% of award vests	20% of award vests

Adjusted revenue growth	20%	At 3% CAGR,	At 5% CAGR,	20%	At 3% CAGR,	At 5% CAGR,
Compound annual growth measured at constant rates of exchange		3% of award vests	20% of award vests		3% of award vests	20% of award vests

Adjusted operating cash flow conversion ratio Measured at current rates of exchange, as a percentage of APFO	20%	At 85%, 3% of award vests	At 95%, 20% of award vests	20%	At 85%, 3% of award vests	At 95%, 20% of award vests

For LTIP awards granted to Executive Directors from 2016 onwards, an additional vesting period of two years applies from the third anniversary of the date of grant.

BAT Annual Report and Form 20-F 2019	109

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

7 Other disclosures

Retirement of Nicandro Durante and Ben Stevens

Both Nicandro Durante and Ben Stevens retired as Executive Directors during 2019. The terms and conditions of their retirement were determined by the Remuneration Committee in accordance with the Company’s shareholder-approved Directors’ Remuneration Policy in place at the time of their respective retirements. They did not receive any additional payments during their time as Executive Directors outside of the normal approach to executives who are departing by reason of retirement.

Details of remuneration paid to Nicandro Durante and Ben Stevens in respect of their services as Executive Directors in 2019 are set out in the single figure table on page 97 and accompanying notes. Further details on their remuneration arrangements on retirement are provided below.

	Nicandro Durante	Ben Stevens
Date of retirement	Retired as Chief Executive and from the Board of the Company with effect from 1 April 2019.	Stepped down as Finance Director and from the Board of the Company with effect from 5 August 2019. He remained an employee of the Company until his retirement on 30 September 2019. Accordingly, Ben Stevens’ entitlement to salary and all other contractual benefits associated with his employment continued until 30 September 2019.

STI for 2019	Both Nicandro Durante and Ben Stevens were eligible to participate in the STI for 2019 pro-rated for the period they were employed during the year. STI outcomes are set out on page 99 relating to the periods as Executive Directors in 2019. The STI outcome for the period during which Mr Stevens remained an employee but was no longer an Executive Director is £263,500 and will be paid fully in cash in March 2020.

LTI for 2019	Not eligible to receive an LTIP grant in 2019.	Granted an LTIP award with a face value equal to 350% of salary.
Treatment of outstanding DSBS and LTIP awards

For the purposes of outstanding DSBS and LTIP awards, the Remuneration Committee determined that both Nicandro Durante and Ben Stevens would be classified ‘good leavers’. They therefore received full and immediate vesting of all outstanding DSBS awards in line with the Directors’ Remuneration Policy and rules of the DSBS.

–  For Nicandro Durante this amounted to 114,175 ordinary shares.

–  For Ben Stevens this amounted to 61,932 ordinary shares.

Outstanding LTIP awards will only vest following completion of the three-year performance period and the additional two-year extended vesting period, and will remain subject to the achievement of the relevant performance conditions and any shares vesting will be time pro-rated based on the number of months worked in each performance period. In Ben Stevens’ Single Figure information on page 97 the shares vesting from the 2017 LTIP award relate to his period as an Executive Director in the performance period. The number of shares vesting from the 2017 LTIP award that relate to the period from 5 August 2019 to 30 September 2019, the period during which Mr Stevens remained an employee but was no longer an Executive Director, within the performance period is 2,242.

Dividend equivalent payments	Both Nicandro Durante and Ben Stevens remain eligible to receive dividend equivalent payments in respect of any shares vesting from LTIP awards.

	For Nicandro Durante these payments will be made in cash. For the DSBS awards vesting in 2019, this amounted to a cash sum of £25,330.	For Ben Stevens these payments will be made in cash for awards granted prior to 2019 and in shares for awards granted in 2019. For the DSBS awards vesting in 2019, this amounted to a cash sum of £9,340 and 132 shares.

Pension arrangements

Following his retirement, Nicandro Durante received a pension in accordance with the provisions of the UK UURBS, which generates an initial annual pension (before any commutation) of approximately £181,693. This will increase in future years in line with the provisions of the UK UURBS.

As set out on page 101, Nicandro Durante will also continue to receive his pension payment from Fundação Albino Souza Cruz (FASC) S.A., a Brazilian registered wholly-owned subsidiary.

Following his retirement, Ben Stevens received a pension in accordance with the provisions of the BATUKPF and UK UURBS arrangements. The indicative total pension entitlement as at the 30 September 2019 is £467,745 per annum.

Other emoluments

Eligible to be reimbursed for:

–  Reasonable relocation and shipment costs (up to £200,000) to assist with his move back to Brazil following his retirement; and

–  Any tax advice (up to £30,000) received in relation to his retirement.

These costs amounted to a total of £96,000, including where relevant any tax payable on such reimbursement.

Eligible to be reimbursed for: – Any tax advice (up to £30,000) received in relation to his retirement. There were no actual costs incurred for tax advice.

All-employee share schemes	Share interests held under the Company’s all-employee share plans were treated in accordance with the terms of the plans and the applicable HMRC requirements.

	As at 1 April 2019, Nicandro Durante was eligible to receive all 2,486 shares he held in the SIP and had six months within which to exercise a maximum of 625 options held under the Sharesave Scheme.	As at 30 September 2019, Ben Stevens was eligible to receive all 842 shares he held in the SIP and had six months within which to exercise a maximum of 1,030 options held under the Sharesave Scheme.

110	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Payments to former Directors and payments for loss of office: All payments made to Nicandro Durante and Ben Stevens were in accordance with the Directors’ Remuneration Policy and have been reported in the appropriate section of this report.

Relative importance of spend on pay

To illustrate the relative importance of the remuneration of the Directors in the context of the Group’s finances overall, the Remuneration Committee makes the following disclosure:

Item	2019 £m	2018 £m	% change

Remuneration of Group employees[1]	3,221	3,005	7.2

Remuneration of Executive Directors	13	14	-5.5

Remuneration of Chairman and Non-Executive Directors	2	2	-3.7

Total dividends[2]	4,598	4,347	5.8

Notes:

1.	Total remuneration of Group employees: this represents the total employee benefit costs for the Group, set out on page 140 within note 3(a) in the Notes on the Accounts.

2.

Total dividends: this represents the total dividends paid in 2019. The figure for 2018 has been restated from that reported in the 2018 Directors’ Remuneration Report so that it reflects dividends paid in the year rather than dividends declared in the year as was reported in the 2018 Directors’ Remuneration Report. For further details please refer to page 47.

Shareholder dilution – options and awards outstanding

Satisfaction of Company share plan awards in accordance with the Investment Association’s Principles of Remuneration	New ordinary shares issued by the Company during the year ended 31 December 2019

–  by the issue of new ordinary shares;

–  ordinary shares issued from treasury only up to a maximum of 10% of the Company’s issued share capital in a rolling 10-year period;

–  within this 10% limit, the Company can only issue (as newly issued ordinary shares or from treasury) 5% of its issued share capital to satisfy awards under discretionary or executive plans; and

–  the rules of the Company’s Deferred Share Bonus Scheme do not allow for the satisfaction of awards by the issue of new ordinary shares.

–  104,854 ordinary shares issued by the Company in relation to the Sharesave Scheme;

–  a total of 1,035,438 Sharesave Scheme options over ordinary shares in the Company were outstanding at 31 December 2019, representing 0.05% of the Company’s issued share capital (excluding shares held in treasury); and

–  options outstanding under the Sharesave Scheme are exercisable until the end of October 2023 at option prices ranging from 2,600p to 4,056p.

8 The Remuneration Committee and shareholder engagement

Remuneration Committee current members
Dimitri Panayotopoulos (Chairman) Sue Farr Dr Marion Helmes (from 14 January 2019) Savio Kwan

Role

As set out in the Terms of Reference, the Remuneration Committee is responsible for:

–	determining and proposing the Directors’ Remuneration Policy (covering salary, benefits, performance-based variable rewards and retirement benefits) for shareholder approval;

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

–

reviewing Group workforce remuneration and related policies, and the alignment of incentives and rewards with Group culture, taking these into account when setting the policy for Executive Director remuneration. Providing feedback to the Board on workforce reward, incentives and conditions applicable across the Group and supporting the Board’s monitoring of the Group’s culture and its alignment with the Group’s purpose, values and strategy;

–	setting remuneration for members of the Management Board and the Company Secretary; and

–	monitoring and advising the Board on any major changes to the policy on employee benefit structures for the Group.

Remuneration Committee terms of reference

Revised Remuneration Committee terms of reference have been adopted by the Board to reflect revisions to internal governance processes to align with the requirements of the UK Corporate Governance Code 2018. Further detail on the revisions can be found in the Annual Report on Remuneration for the year ended 31 December 2018.

For the Remuneration Committee’s terms of reference see: www.bat.com/governance

BAT Annual Report and Form 20-F 2019	111

Remuneration Report

ANNUAL REPORT ON REMUNERATION

CONTINUED

Attendance at meetings in 20191

Name	Member since	Attendance/ Eligible to attend Scheduled	Attendance/ Eligible to attend Ad Hoc

Dimitri Panayotopoulos	2015	4/4	2/2

Sue Farr	2016	4/4	2/2

Marion Helmes2(b)	2019	4/4	2/2

Luc Jobin2(c)	2017–2019	0/0	0/0

Savio Kwan	2016	4/4	2/2

Notes:

1.	Number of meetings in 2019: the Committee held six meetings in 2019, two of which were ad hoc.

2.

Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2018 Provisions 10 and 32 and applicable NYSE listing standards; (b) Marion Helmes was appointed as a member of the Committee with effect from 14 January 2019; and (c) Luc Jobin ceased to be a member of the Committee with effect from 14 January 2019.

3.

Other attendees: the Chairman, the Chief Executive, the Director, Talent and Culture, the Group Head of Reward and other senior management, including the Company Secretary, may be consulted and provide advice, guidance and assistance to the Remuneration Committee. They may also attend Committee meetings (or parts thereof) by invitation. Neither the Chairman, any Executive Director nor member of senior management plays any part in determining their own respective remuneration.

4.

Deloitte LLP: as the Remuneration Committee’s remuneration consultants during 2019, they attended meetings of the Remuneration Committee in 2019. As a member of the Remuneration Consultants Group (RCG), Deloitte agrees to the RCG Code of Conduct which seeks to clarify the scope and conduct of the role of executive remuneration consultants when advising UK-listed companies.

Remuneration Committee advisers during 2019

Independent external advisers	Services provided to the Remuneration Committee	Fees	Other services provided to the Company
Deloitte LLP	General advice on remuneration matters including: market trends and comparator group analysis; policy review and shareholder engagement perspectives; and independent measurement of the relative TSR performance conditions.	2019: £76,000 2018: £136,700	Tax, corporate finance and consulting services to Group companies worldwide.
Herbert Smith Freehills LLP	Advice in respect of share plan regulations is provided to the Company and is available to the Remuneration Committee.	Fees relate to advice given to the Company.	General corporate legal and tax advice principally in the UK.
Ernst & Young LLP	Provision of employment tax advice regarding Executive Directors’ international pension planning.	Fees relate to advice given to the Company.	Tax, corporate finance and consulting services to Group companies worldwide.
KPMG LLP	Specified procedures to assist in the assessment of the calculations of the STI bonus outcomes and future targets.	2019: £28,000 2018: £18,000	Audit and tax services and other non-audit services.

Regular work programme 2019

The Remuneration Committee:

–	reviewed the Chairman’s fee from 1 April 2019 with specific reference to the level of salary increases granted to UK employees;

–	reviewed salaries for members of the Management Board and the Company Secretary from 1 April 2019, taking into account market positioning and the level of salary increases granted to UK employees;

–	assessed the achievement against the targets for the 2018 STI award and set the STI targets for 2019;

–

assessed the achievement against the performance conditions for the vesting of the LTIP 2016 award, determined the contingent level of LTIP awards for March 2019 and reviewed the associated performance conditions;

–	assessed the achievement against the targets for the 2018 Share Reward Scheme and set the targets for the 2019 award;

–	monitored the continued application of the Company’s shareholding guidelines for the Executive Directors and members of the Management Board;

–

reviewed the Annual Statement and the Annual Report on Remuneration for the year ended 31 December 2018 prior to its approval by the Board and subsequent proposal to shareholders at the Company’s AGM on 25 April 2019;

–	analysed the 2019 AGM voting results relating to remuneration resolutions and reviewed market trends in the context of that annual general meeting season;

–	reviewed updates on achievement against the performance measures for the six months ended 30 June 2019 for the STI 2019 and outstanding LTIP awards; and

–	reviewed the Remuneration Committee’s effectiveness following the externally-facilitated evaluation process, discussed further on page 78.

Directors’ Remuneration Policy

Prior to the Company’s AGM on 25 April 2019, the Remuneration Committee concluded its review of the Directors’ Remuneration Policy, taking into account shareholder feedback and the requirements of the UK Corporate Governance Code 2018, and determined the new Directors’ Remuneration Policy proposed for shareholder approval at the 2019 AGM.

112	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance		Financial Statements		Other Information

	Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

Other matters 2019

The Remuneration Committee:

–

approved the remuneration package in respect of the appointment of Tadeu Marroco as the Finance Director from 5 August 2019 and increase in LTIP award level applicable to awards from 1 January 2020. The Remuneration Committee Chairman has led a programme of shareholder engagement in relation to this matter;

–

approved the arrangements applicable to the retirement of Nicandro Durante as Chief Executive from 1 April 2019 and the arrangements applicable to the retirement of Ben Stevens as Finance Director from 5 August 2019;

–

conducted a detailed review of the Group’s legacy defined pension arrangements in the UK. Consultation with impacted employees is now in progress in respect of proposals to close defined benefit arrangements to future accrual during 2020;

–

reviewed the Group’s workforce remuneration strategy and related policies and their alignment with Executive Directors’ remuneration and, more broadly, their alignment with the Group’s culture. As part of this review, the Remuneration Committee endorsed changes to the Group’s remuneration strategy and policies for the Group’s management population to enhance alignment with Group strategy and culture, including proposals to introduce a restricted share plan;

–	approved changes to the constituents for the STI volume share metrics, based on market changes and reporting capabilities;

–	reviewed the UK gender pay report for 2018 for applicable UK Group companies prior to publication in March 2019;

–	reviewed indicative Chief Executive pay ratio analysis prior to inclusion in the Annual Report on Remuneration for the year ended 31 December 2019; and

–

conducted a competitive tender exercise to select new remuneration advisers to the Remuneration Committee, prior to the appointment of PwC LLP from 15 January 2020. In addition, Meridian Compensation Partners LLP will be appointed to provide specific advice and expertise in relation to the US market.

Voting on the Remuneration Report at the 2019 AGM and engagement with shareholders

At the AGM on 25 April 2019, the shareholders considered and voted on the 2018 Directors’ Remuneration Report as set out on the table below. The Directors’ Remuneration Policy was approved by shareholders at the AGM on 25 April 2019. A summary of this Policy is on pages 93 to 94. No other resolutions in respect of Directors’ remuneration or incentives were considered at the 2019 AGM. Further information regarding shareholder engagement in relation to remuneration matters is set out in the Annual Statement on Remuneration on page 90.

	Approval of Directors’ Remuneration Policy¹ 2019	Approval of Directors’ Remuneration Report² 2019

Percentage for	92.63	87.71

Votes for (including discretionary)	1,641,331,721	1,554,311,783

Percentage against	7.37	12.29

Votes against	130,661,885	217,722,528

Total votes cast excluding votes withheld	1,771,993,606	1,772,034,311

Votes withheld³	1,820,757	1,780,043

Total votes cast including votes withheld	1,773,814,363	1,773,814,354

Notes:

1.

Directors’ Remuneration Policy: was approved by shareholders at the AGM on 25 April 2019 and is set out in full in the 2018 Annual Report on Remuneration. A summary of this Policy is on pages 93 to 94 of this Remuneration Report 2019.

2.	Directors’ Remuneration Report: does not include the part of the Remuneration Report containing the Remuneration Policy (see note 1 above).

3.	Votes withheld: these are not included in the final proxy figures as they are not recognised as a vote in law.

The Directors’ Remuneration Report has been approved by the Board on 17 March 2020 and signed on its behalf by:

Dimitri Panayotopoulos

Chairman, Remuneration Committee

17 March 2020

BAT Annual Report and Form 20-F 2019	113

Governance

Leadership and purpose	Division of responsibilities	Composition, succession, evaluation	Audit, risk, internal control	Remuneration	Responsibility of Directors

[This page intentionally left blank]

114	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2019	115

Financial Statements

[This page intentionally left blank]

116	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2019	117

Financial Statements

[This page intentionally left blank]

118	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2019	119

Financial Statements

[This page intentionally left blank]

120	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2019	121

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

British American Tobacco p.l.c.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the Group) as of December 31, 2019 and 2018, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the Group’s consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

122	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the Canadian legal proceedings

As discussed in note 27 to the consolidated financial statements, the Company has received an unfavorable judgment on the smoking and health class actions certified by the Quebec Superior Court. As a result of this judgment, Imperial Tobacco Canada Limited (“Imperial”) has filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) and has asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial in order to resolve all of the outstanding litigation across the country.

We identified the evaluation of the Canadian legal proceedings as a critical audit matter because complex and subjective auditor judgment was required in evaluating the Company’s assessment of the relevant law, historical and pending court rulings, and the Company’s ability to estimate the likelihood and extent of any future economic outflow arising from the ultimate resolution of the litigation.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls within the litigation process, including controls over the interpretation of relevant law and related court rulings and estimation of the likelihood and extent of any future economic outflow arising from the ultimate resolution of the litigation. In addition, we:

-

Read letters received directly from the Company’s external and internal legal counsel that evaluated the current status of the Canadian legal proceedings and quantified the estimate of any future economic outflow arising from the ultimate resolution of the litigation. We also inquired of external and internal legal counsel to evaluate their basis for conclusions in their respective letters; and

-

Assessed relevant historical and recent judgments passed by the judicial court authorities in relation to the Canadian litigation and read the related Canadian court rulings in order to challenge the Company’s interpretation of the Canadian legal proceedings and the related contingent liability disclosures in note 27.

Evaluation of impairment analysis for goodwill and trademarks with indefinite lives arising from the acquisition of Reynolds American Inc. (RAI) in 2017

As discussed in Note 8 to the consolidated financial statements, the Group, as at December 31, 2019 has goodwill and trademarks with indefinite lives of £33,761 million and £71,032 million, respectively, arising from the acquisition of RAI in 2017.

We identified the evaluation of the impairment analysis for goodwill and trademarks with indefinite lives arising from the acquisition of RAI in 2017 as a critical audit matter. There is a high degree of auditor judgement involved in: (i) evaluating the short- and medium-term budgeted net revenues forecasted by management in the evaluation of the recoverability of trademarks with indefinite lives and the goodwill allocated to the RAI cash-generating unit (“Key Revenue Forecast”); and (ii) evaluating any impact of the potential menthol ban into the cash flow forecast or the discount rate for the Newport indefinite lived trademark and the goodwill allocated to the RAI cash-generating unit.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the impairment process, including controls over the development of the Key Revenue Forecast and the impact of the potential menthol ban assumptions listed above. In addition, we assessed the impairment analysis by:

-

Analyzing RAI’s Key Revenue Forecast by examining externally derived publicly and privately available data, including, broker and analyst reports, industry reports, media reports, macro-economic assumptions, academic and scientific studies and regulatory changes;

-

Challenging the Key Revenue Forecast by comparing the historical projected revenues, cash flows and projected brand profitability to actual results to assess the Group’s ability to accurately forecast;

-

Performing sensitivity analysis on the Key Revenue Forecast to assess its impact on the Group’s determination that the fair value of the RAI goodwill and trademarks with indefinite lives exceed their carrying value; and

-

Specifically for the potential menthol ban, critically assessing the Group’s assertion that this does not significantly impact the related cash flow forecast or the discount rate, by examining broker and analyst reports, industry reports, media reports, and academic and scientific studies.

/s/ KPMG LLP

We have served as the Group’s auditor since 2015.

London, United Kingdom

March 17, 2020

BAT Annual Report and Form 20-F 2019	123

Financial Statements

GROUP INCOME

STATEMENT

		For the years ended 31 December

	Notes	2019 £m	2018 £m	2017 £m
Revenue[1]	2	25,877	24,492	19,564

Raw materials and consumables used		(4,599)	(4,664)	(4,520)

Changes in inventories of finished goods and work in progress	3(h)	162	114	(513)

Employee benefit costs	3(a),(e)	(3,221)	(3,005)	(2,679)

Depreciation, amortisation and impairment costs	3(b),(e),(f),(h)	(1,512)	(1,038)	(902)

Other operating income	3(e),(i)	163	85	144

Loss on reclassification from amortised cost to fair value		(3)	(3)	–

Other operating expenses	3(c),(d),(e),(g),(h)	(7,851)	(6,668)	(4,682)

Profit from operations	2	9,016	9,313	6,412

Net finance costs	4	(1,602)	(1,381)	(1,094)

Share of post-tax results of associates and joint ventures	2,5	498	419	24,209

Profit before taxation		7,912	8,351	29,527

Taxation on ordinary activities	6	(2,063)	(2,141)	8,129

Profit for the year		5,849	6,210	37,656

Attributable to:

Owners of the parent		5,704	6,032	37,485

Non-controlling interests		145	178	171

		5,849	6,210	37,656

Earnings per share

Basic	7	249.7p	264.0p	1,833.9p

Diluted	7	249.0p	263.2p	1,827.6p

1.	Revenue is net of duty, excise and other taxes of £39,826 million, £38,553 million and £37,780 million for the years ended 31 December 2019, 2018 and 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

124	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

GROUP STATEMENT OF

COMPREHENSIVE INCOME

		For the years ended 31 December

	Notes	2019 £m	2018 £m	2017 £m

Profit for the year		5,849	6,210	37,656

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:		(3,216)	3,099	(3,809)

Differences on exchange		(2,967)	3,868	(3,084)

Cash flow hedges

– net fair value losses		(246)	(58)	(264)

– reclassified and reported in profit for the year		53	17	109

– reclassified and reported in total assets		–	–	(16)

Investments held at fair value

– net fair value losses		–	–	(27)

Net investment hedges

– net fair value gains/(losses)		21	(472)	425

– differences on exchange on borrowings		(18)	(236)	(68)

Associates – share of OCI, net of tax	5	(115)	(38)	(918)

Tax on items that may be reclassified	6(f)	56	18	34

Items that will not be reclassified subsequently to profit or loss:		(507)	115	681

Retirement benefit schemes

– net actuarial (losses)/gains	11	(582)	138	833

– surplus recognition	11	(7)	4	(6)

Associates – share of OCI, net of tax	5	7	6	25

Tax on items that will not be reclassified	6(f)	75	(33)	(171)

Total other comprehensive (expense)/income for the year, net of tax		(3,723)	3,214	(3,128)

Total comprehensive income for the year, net of tax		2,126	9,424	34,528

Attributable to:

Owners of the parent		2,000	9,239	34,361

Non-controlling interests		126	185	167

		2,126	9,424	34,528

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2019	125

Financial Statements

GROUP STATEMENT OF

CHANGES IN EQUITY

				Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2019		614	26,606	(333)	38,557	65,444	244	65,688

Total comprehensive (expense)/income for the year comprising:		–	–	(3,190)	5,190	2,000	126	2,126

Profit for the year		–	–	–	5,704	5,704	145	5,849

Other comprehensive expense for the year		–	–	(3,190)	(514)	(3,704)	(19)	(3,723)

Other changes in equity

Cash flow hedges reclassified and reported in total assets		–	–	(32)	–	(32)	–	(32)

Employee share options

– value of employee services	24	–	–	–	115	115	–	115

– proceeds from shares issued		–	3	–	–	3	–	3

Dividends and other appropriations

– ordinary shares	18(c)	–	–	–	(3,476)	(3,476)	–	(3,476)

– to non-controlling interests		–	–	–	–	–	(148)	(148)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(117)	(117)	–	(117)

Other movements non-controlling interests	23	–	–	–	–	–	36	36

Other movements		–	–	–	(35)	(35)	–	(35)

Balance at 31 December 2019		614	26,609	(3,555)	40,234	63,902	258	64,160

The accompanying notes are an integral part of these consolidated financial statements.

				Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 31 December 2017		614	26,602	(3,392)	36,935	60,759	222	60,981

Accounting policy change (IFRS 9) (note 30)		–	–	(9)	(29)	(38)	–	(38)

Revised balance at 1 January 2018		614	26,602	(3,401)	36,906	60,721	222	60,943

Total comprehensive income for the year comprising:		–	–	3,090	6,149	9,239	185	9,424

Profit for the year		–	–	–	6,032	6,032	178	6,210

Other comprehensive income for the year		–	–	3,090	117	3,207	7	3,214

Other changes in equity

Cash flow hedges reclassified and reported in total assets		–	–	(22)	–	(22)	–	(22)

Employee share options

– value of employee services	24	–	–	–	121	121	–	121

– proceeds from shares issued		–	4	–	–	4	–	4

Dividends and other appropriations

– ordinary shares	18(c)	–	–	–	(4,463)	(4,463)	–	(4,463)

– to non-controlling interests		–	–	–	–	–	(163)	(163)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(139)	(139)	–	(139)

Non-controlling interests – acquisitions	23	–	–	–	(11)	(11)	–	(11)

Other movements		–	–	–	(6)	(6)	–	(6)

Balance at 31 December 2018		614	26,606	(333)	38,557	65,444	244	65,688

The accompanying notes are an integral part of these consolidated financial statements.

126	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

				Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2017		507	3,931	413	3,331	8,182	224	8,406

Total comprehensive (expense)/income for the year comprising:		–	–	(3,805)	38,166	34,361	167	34,528

Profit for the year		–	–	–	37,485	37,485	171	37,656

Other comprehensive (expense)/income for the year		–	–	(3,805)	681	(3,124)	(4)	(3,128)

Other changes in equity

Employee share options

– value of employee services	24	–	–	–	105	105	–	105

– proceeds from shares issued		–	5	–	–	5	–	5

Dividends and other appropriations

– ordinary shares	18(c)	–	–	–	(4,465)	(4,465)	–	(4,465)

– to non-controlling interests		–	–	–	–	–	(169)	(169)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(205)	(205)	–	(205)

Shares issued – RAI acquisition	23	107	22,666	–	–	22,773	–	22,773

Other movements		–	–	–	3	3	–	3

Balance at 31 December 2017		614	26,602	(3,392)	36,935	60,759	222	60,981

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2019	127

Financial Statements

GROUP

BALANCE SHEET

			31 December

	Notes	2019 £m	2018 £m

Assets

Intangible assets	8	118,787	124,013

Property, plant and equipment	9	5,518	5,166

Investments in associates and joint ventures	10	1,860	1,737

Retirement benefit assets	11	430	1,147

Deferred tax assets	12	424	344

Trade and other receivables	13	248	685

Investments held at fair value	14	12	39

Derivative financial instruments	15	452	556

Total non-current assets		127,731	133,687

Inventories	16	6,094	6,029

Income tax receivable		122	74

Trade and other receivables	13	4,093	3,588

Investments held at fair value	14	123	178

Derivative financial instruments	15	313	179

Cash and cash equivalents	17	2,526	2,602

		13,271	12,650

Assets classified as held-for-sale		3	5

Total current assets		13,274	12,655

Total assets		141,005	146,342

Equity – capital and reserves

Share capital	18(a)	614	614

Share premium, capital redemption and merger reserves	18(b)	26,609	26,606

Other reserves	18(c)	(3,555)	(333)

Retained earnings	18(c)	40,234	38,557

Owners of the parent		63,902	65,444

Non-controlling interests	18(d)	258	244

Total equity		64,160	65,688

Liabilities

Borrowings	19	37,804	43,284

Retirement benefit liabilities	11	1,459	1,665

Deferred tax liabilities	12	17,050	17,776

Other provisions for liabilities	20	388	331

Trade and other payables	21	1,034	1,055

Derivative financial instruments	15	287	214

Total non-current liabilities		58,022	64,325

Borrowings	19	7,562	4,225

Income tax payable		683	853

Other provisions for liabilities	20	670	318

Trade and other payables	21	9,727	10,631

Derivative financial instruments	15	181	302

Total current liabilities		18,823	16,329

Total equity and liabilities		141,005	146,342

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

Richard Burrows

Chairman

17 March 2020

128	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

GROUP CASH

FLOW STATEMENT

		For the years ended 31 December

	Notes	2019 £m	2018 £m	2017 £m

Profit from operations		9,016	9,313	6,412

Adjustments for

– depreciation, amortisation and impairment costs	3(b)	1,512	1,038	902

– (increase)/decrease in inventories		(371)	(192)	1,409

– (increase)/decrease in trade and other receivables		(699)	502	(732)

– decrease/(increase) in receivables related to the charge in respect of the Quebec Class Actions	13	436	–	(130)

– (decrease)/increase in provision for Master Settlement Agreement	3(d)	(124)	1,364	(934)

– increase/(decrease) in trade and other payables		730	123	(685)

– decrease in net retirement benefit liabilities		(40)	(100)	(131)

– increase/(decrease) in other provisions for liabilities		382	(107)	(78)

– other non-cash items		106	31	86

Cash generated from operating activities		10,948	11,972	6,119

Dividends received from associates		252	214	903

Tax paid		(2,204)	(1,891)	(1,675)

Net cash generated from operating activities		8,996	10,295	5,347

Cash flows from investing activities

Interest received		80	52	83

Purchases of property, plant and equipment		(664)	(758)	(791)

Proceeds on disposal of property, plant and equipment		34	38	95

Purchases of intangibles		(151)	(185)	(187)

Purchases of investments		(191)	(320)	(170)

Proceeds on disposals of investments		339	167	160

Acquisition of Reynolds American Inc. net of cash acquired		–	–	(17,657)

Investment in associates and acquisitions of other subsidiaries net of cash acquired		(86)	(32)	(77)

Proceeds on disposal of non-core business net of cash disposed		–	17	–

Net cash used in investing activities		(639)	(1,021)	(18,544)

Cash flows from financing activities

Interest paid		(1,601)	(1,557)	(1,106)

Interest element of lease liabilities		(32)	(2)	(1)

Capital element of lease liabilities		(154)	(10)	(7)

Proceeds from increases in and new borrowings		4,247	2,111	40,937

(Outflows)/inflows relating to derivative financial instruments		(564)	49	(406)

Purchases of own shares held in employee share ownership trusts		(117)	(139)	(205)

Reductions in and repayments of borrowings		(5,640)	(5,586)	(20,827)

Dividends paid to owners of the parent		(4,598)	(4,347)	(3,465)

Capital injection from/(purchases of) non-controlling interests		20	(11)	–

Dividends paid to non-controlling interests		(157)	(142)	(167)

Other		3	4	6

Net cash (used in)/generated from financing activities		(8,593)	(9,630)	14,759

Net cash flows (used in)/generated from operating, investing and financing activities		(236)	(356)	1,562

Differences on exchange		(57)	(138)	(391)

(Decrease)/increase in net cash and cash equivalents in the year		(293)	(494)	1,171

Net cash and cash equivalents at 1 January		2,328	2,822	1,651

Net cash and cash equivalents at 31 December	17	2,035	2,328	2,822

The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2019	129

Financial Statements

NOTES ON

THE ACCOUNTS

1 Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments.

With effect from 1 January 2019, the Group has applied IFRS 16 Leases to contractual arrangements which are, or contain, leases of assets, and consequently recognises right-of-use assets and lease liabilities at the commencement of the leasing arrangement, with the assets included as part of property, plant and equipment in note 9 and the liabilities included as part of borrowings in note 19. In adopting IFRS 16, the Group has applied the modified retrospective approach with no restatement of prior periods, as permitted by the Standard. The impact on the Group is shown in note 30. Total assets and total equity and liabilities on 1 January 2019 have both increased by £607 million.

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

The critical accounting judgements include:

–	the identification and quantification of adjusting items, which are separately disclosed as memorandum information, is explained below and the impact of these on the calculation of adjusted earnings per share is described in note 7;

–	the determination that an error, identified following a review by the Financial Reporting Council (“FRC”) and discussed in note 18(e), was immaterial for restatement of the prior periods as, whilst the effect was to overstate liabilities and reduce equity by £1.0 billion in 2017 and £1.1 billion in 2018, it did not affect the primary users of the financial statements as there was no impact to the amount or timing of the dividends received;

–	the determination as to whether to recognise provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims, as well as other contingent liabilities. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 27. Judgement is necessary to assess the likelihood that a pending claim is probable (more likely than not to succeed), possible or remote;

–	the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the Group. This is assessed after taking into account the Group’s ability to appoint Directors to the entity’s Board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances. The application of these policies to Group subsidiaries in territories including Canada and Malaysia is explained in note 28; and
–	the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency, or multiple exchange rates.

The critical accounting estimates include:

–	the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles. The key assumptions used in respect of the impairment testing are the determination of cash-generating units, the budgeted and forecast cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 8;

–	the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgements made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year-end. The assumptions used by the Group and sensitivity analysis are described in note 11; and

–	the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 12, and a contingent tax asset is explained in note 6(b). Other provisions for liabilities and charges are as set out in note 20. Litigation related deposits are shown in note 13. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American Inc. (“Reynolds” or “RAI”) is described in note 3(d).

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

These consolidated financial statements were authorised for issue by the Board of Directors on 17 March 2020.

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

130	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

1 Accounting policies continued

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

Foreign currency transactions are initially recognised in the functional currency of each entity in the Group using the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of foreign currency assets and liabilities at year-end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges, on intercompany net investment loans and qualifying net investment hedges. Foreign exchange gains or losses recognised in the income statement are included in profit from operations or net finance costs depending on the underlying transactions that gave rise to these exchange differences.

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

Revenue

Revenue principally comprises sales of cigarettes, other tobacco products, and nicotine products, to external customers. Revenue excludes duty, excise and other taxes related to sales in the period and is stated after deducting rebates, returns and other similar discounts and payments to direct and indirect customers. Revenue is recognised when control of the goods is transferred to a customer; this is usually evidenced by a transfer of the significant risks and rewards of ownership upon delivery to the customer, which in terms of timing is not materially different to the date of shipping.

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

Taxation

Taxation is chargeable on the profits for the period, together with deferred taxation.

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

BAT Annual Report and Form 20-F 2019	131

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

1 Accounting policies continued

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

The Group has exposures in respect of the payment or recovery of a number of taxes. With effect from 1 January 2019, the Group has adopted the requirements of IFRIC 23 Uncertainty over Income Tax Treatments which clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes. The interpretation requires that, where there is uncertainty as to whether a particular tax treatment will be accepted by the relevant taxation authority, the financial statements reflect the probable outcome. Where it is not considered probable that a particular tax treatment will be accepted by the relevant taxation authority, estimated amounts are determined based on the most likely amount or expected value, depending on which method is expected to better predict the resolution of the uncertainty. The impact on the Group’s profit and equity from the adoption of IFRIC 23 was not material. Prior to 1 January 2019, liabilities or assets for these payments or recoveries were recognised at such time as an outcome became probable and when the amount could reasonably be estimated.

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

Computer software is carried at cost less accumulated amortisation and impairment, and, with the exception of global software solutions, is amortised on a straight-line basis over periods ranging from three years to five years. Global software solutions are software assets designed to be implemented on a global basis and used as a standard solution by all of the operating companies in the Group. These assets are amortised on a straight-line basis over periods not exceeding 10 years.

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

With effect from 1 January 2018, the Group has changed certain estimates of useful economic lives for cigarette-making machinery across the Group, harmonising depreciation rates used by the historical BAT Group and by Reynolds American Inc. from 14 years and 30 years, respectively, to a standard 20-year life (5% per annum).

Capitalised interest

Borrowing costs which are directly attributable to the acquisition, construction or production of intangible assets or property, plant and equipment that takes a substantial period of time to get ready for its intended use or sale, are capitalised as part of the cost of the asset.

Leased assets

With effect from 1 January 2019, the Group has applied IFRS 16 Leases to contractual arrangements which are, or contain, leases of assets, and consequently recognises right-of-use assets and lease liabilities at the commencement of the leasing arrangement, with the assets included as part of property, plant and equipment in note 9 and the liabilities included as part of borrowings in note 19.

In adopting IFRS 16, the Group has applied the modified retrospective approach with no restatement of prior periods, as permitted by the Standard. The impact on the Group of implementing the new Standard is shown in note 30.

The Group has taken advantage of certain practical expedients available under the Standard, including “grandfathering” previously recognised lease arrangements such that contracts were not reassessed at the implementation date as to whether they were, or contained, a lease, and leases previously classified as finance leases under IAS 17 Leases remained capitalised on the adoption of IFRS 16. In addition, as part of the implementation, the Group has applied a single discount rate to portfolios of leases with reasonably similar characteristics, has assessed whether individual leases are onerous prior to applying the Standard, has applied hindsight in determining the lease term if the contract contains options to extend or terminate the lease, and has not applied the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

For leasing arrangements entered into after 1 January 2019, the Group has also adopted several practical expedients available under the Standard including not applying the requirements of IFRS 16 to leases of intangible assets, applying the portfolio approach where appropriate to do so, not applying the recognition and measurement requirements of IFRS 16 to short-term leases (leases of less than 12 months maximum duration) and to leases of low-value assets. Except for property-related leases, non-lease components have not been separated from lease components.

The Group will continue to report recognised assets and liabilities under leases within property, plant and equipment and borrowings respectively rather than show these as separate line items on the face of the balance sheet.

132	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

1 Accounting policies continued

Lease liabilities are initially recognised at an amount equal to the present value of estimated contractual lease payments at the inception of the lease, after taking into account any options to extend the term of the lease. Lease commitments are discounted to present value using the interest rate implicit in the lease if this can be readily determined, or the applicable incremental rate of borrowing, as appropriate. Right-of-use lease assets are initially recognised at an amount equal to the lease liability, adjusted for initial direct costs in relation to the assets, then depreciated over the shorter of the lease term and their estimated useful lives.

Prior to 1 January 2019, the Group applied IAS 17 Leases. Arrangements where the Group had substantially all the risks and rewards of ownership of the leased asset were classified as finance leases and were included as part of property, plant and equipment. Finance lease assets were initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, then depreciated over the shorter of the lease term and their estimated useful lives. Lease payments due were shown as a liability within borrowings. Lease payments were shown within financing activities in the cash flow statement and consisted of capital and finance charge elements, with the finance element charged to the income statement. Under IAS 17, leases which were not classified as finance leases were classified as operating leases and such arrangements were not capitalised. Rental payments under operating leases were charged to operating profit on a straight-line basis over the lease term.

Impairment of non-financial assets

Assets are reviewed for impairment whenever events indicate that the carrying amount of a cash-generating unit may not be recoverable. In addition, assets that have indefinite useful lives are tested annually for impairment. An impairment loss is recognised to the extent that the carrying value exceeds the higher of the asset’s fair value less costs to sell and its value-in-use.

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

Impairment of financial assets held at amortised cost

With effect from 1 January 2018, loss allowances for expected credit losses on financial assets which are held at amortised cost are recognised on initial recognition of the underlying asset. As permitted by IFRS 9 Financial Instruments, loss allowances on trade receivables arising from the recognition of revenue under IFRS 15 Revenue from Contracts with Customers are initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.

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

Financial instruments

The Group’s business model for managing financial assets is set out in the Group Treasury Manual which notes that the primary objective with regard to the management of cash and investments is to protect against the loss of principal. Additionally, the Group aims: to maximise Group liquidity by concentrating cash at the Centre; to align the maturity profile of external investments with that of the forecast liquidity profile; to wherever practicable, match the interest rate profile of external investments to that of debt maturities or fixings; and to optimise the investment yield within the Group’s investment parameters. The majority of financial assets are held in order to collect contractual cash flows (typically cash and cash equivalents and loans and other receivables) but some assets (typically investments) are held for investment potential.

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions. Such assets and liabilities are classified as current if they are expected to be realised or settled within 12 months after the balance sheet date. If not, they are classified as non-current. In addition, current liabilities include amounts where the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

With effect from 1 January 2018, the Group adopted IFRS 9 Financial Instruments with no revision of prior periods, as permitted by the Standard. The cumulative impact of adopting the Standard, including the effect of tax entries, was recognised as a restatement of opening reserves in 2018. IFRS 9 changed the classification and measurement of financial assets. The category of ‘available-for-sale investments’ was replaced with ‘financial assets at Fair Value through Profit and Loss’ (for most investments) and ‘financial assets at Fair Value through Other Comprehensive Income’ (for qualifying equity investments). Certain loans and receivables which did not meet the tests for amortised cost classification under IFRS 9 were reclassified as financial assets at Fair Value through Profit and Loss at the same date. The Group uses the term ‘investments held at fair value’ to refer to all of these financial assets both pre- and post- the adoption of IFRS 9.

In addition, with effect from 1 January 2019, the Group has early adopted the Amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures with regard to Interest Rate Benchmark Reform. The Amendment provides an exemption for certain hedging relationships directly affected by changes in interest rate benchmarks where the reform gives rise to uncertainties regarding the interest rate designated as a hedged risk, or the timing or amount of interest rate cashflows of either the hedged item or of the hedging instrument, such that without the exemption the relationship might not qualify for hedge accounting. The impact on the Group’s profit was not material.

BAT Annual Report and Form 20-F 2019	133

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

1 Accounting policies continued

Non-derivative financial assets are classified on initial recognition in accordance with the Group’s business model as investments, loans and receivables, or cash and cash equivalents and accounted for as follows:

–	Investments: These are non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents. Dividend and interest income on these investments are included within finance income when the Group’s right to receive payments is established. This category includes financial assets at fair value through profit and loss, financial assets at fair value through other comprehensive income and, prior to 1 January 2018, available-for-sale investments as previously defined by IAS 39.

–	Loans and other receivables: These are non-derivative financial assets with fixed or determinable payments that are solely payments of principal and interest on the principal amount outstanding, that are primarily held in order to collect contractual cash flows. These balances include trade and other receivables and are measured at amortised cost, using the effective interest rate method, and stated net of allowances for credit losses. In addition, as explained in note 13, certain litigation related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity as a result of past events. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

–	Cash and cash equivalents: Cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments including investments in certain money market funds. Cash equivalents normally comprise instruments with maturities of three months or less at their date of acquisition. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities section on the balance sheet.

Fair values for quoted investments are based on observable market prices. If there is no active market for a financial asset, the fair value is established by using valuation techniques principally involving discounted cash flow analysis.

Non-derivative financial liabilities, including borrowings and trade payables, are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs. As shown in note 19, certain borrowings are subject to fair value hedges, as defined below.

Derivative financial assets and liabilities are initially recognised, and subsequently measured, at fair value, which includes accrued interest receivable and payable where relevant. Changes in their fair values are recognised as follows:

–	for derivatives that are designated as cash flow hedges, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where the hedged item results in a non-financial asset, the accumulated gains and losses, previously recognised in other comprehensive income, are included in the initial carrying value of the asset (basis adjustment) and recognised in the income statement in the same periods as the hedged item. Where the underlying transaction does not result in such an asset, the accumulated gains and losses are reclassified to the income statement in the same periods as the hedged item;
–	for derivatives that are designated as fair value hedges, the carrying value of the hedged item is adjusted for the fair value changes attributable to the risk being hedged, with the corresponding entry being made in the income statement. The changes in fair value of these derivatives are also recognised in the income statement;

–	for derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are reclassified to the income statement when the foreign operation is disposed of; and

–	for derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise. These are referred to as ‘held-for-trading’.

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

134	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

1 Accounting policies continued

Dividends

In 2017 and 2018, dividend distributions to the Company’s shareholders were recognised as a liability on the Group’s financial statements in the period in which they were approved by shareholders (final dividends) or confirmed by the Directors (interim dividends). With effect from 1 January 2018, the Company has moved to four interim quarterly dividend payments. As referred to in note 18(e), from 2019 the Company recognises the interim dividend in the period in which it is paid. This change has no impact to the timing of when shareholders will receive the dividend.

Segmental analysis

The Group is organised and managed on the basis of its geographic regions. These are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the chief operating decision maker, identified as the Management Board, for assessing performance and allocating resources.

The Group is primarily a single product business providing cigarettes and other tobacco products. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. The results of New Category products are reported as part of the results of each geographic region, and are not currently material to the Group.

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

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share.

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

As explained in note 13, certain litigation-related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

Repurchase of share capital

When share capital is repurchased the amount of consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares which are not cancelled, or shares purchased for the employee share ownership trusts, are classified as treasury shares and presented as a deduction from total equity.

Future changes to accounting policies

Certain changes to IFRS will be applicable to the Group financial statements in future years, but will not have a material effect on reported profit or equity or on the disclosures in the financial statements.

BAT Annual Report and Form 20-F 2019	135

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

2 Segmental analyses

As the chief operating decision maker, the Management Board reviews external adjusted revenues and adjusted profit from operations to evaluate segment performance and allocate resources to the overall business. The results of New Categories (comprising Tobacco Heating Products, Vapour products and Modern Oral products) are reported to the Management Board as part of the results of each geographic region. However, additional information has been provided based on product category. Interest income, interest expense and taxation are centrally managed and accordingly such items are not presented by segment as they are excluded from the measure of segment profitability.

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

In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or RAI and its subsidiaries (collectively, the “RAI Group”)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS as issued by the IASB and adopted by the EU. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

The following table shows 2019 revenue and adjusted revenue at current rates, and 2019 adjusted revenue translated using 2018 rates of exchange. The 2018 figures are stated at the 2018 rates of exchange.

					2019			2018

	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

United States	9,917	456	10,373	–	10,373	9,495	–	9,495

APME	5,157	(4)	5,153	–	5,153	4,882	–	4,882

AMSSA	4,491	(230)	4,261	–	4,261	4,111	–	4,111

ENA	6,118	(78)	6,040	50	6,090	5,824	180	6,004

Revenue	25,683	144	25,827	50	25,877	24,312	180	24,492

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short-term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin.

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

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short-term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin.

136	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

2 Segmental analyses continued

The following table shows 2019 profit from operations and adjusted profit from operations at current rates, and 2019 adjusted profit from operations translated using 2018 rates of exchange. The 2018 figures are stated at the 2018 rates of exchange.

					2019			2018

	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m

United States	4,798	238	5,036	(626)	4,410	4,511	(505)	4,006

APME	2,102	(43)	2,059	(306)	1,753	1,948	(90)	1,858

AMSSA	1,912	(70)	1,842	(638)	1,204	1,738	(194)	1,544

ENA	2,220	(27)	2,193	(544)	1,649	2,150	(245)	1,905

Profit from operations	11,032	98	11,130	(2,114)	9,016	10,347	(1,034)	9,313

Net finance costs	(1,466)	(56)	(1,522)	(80)	(1,602)	(1,385)	4	(1,381)

APME	463	7	470	25	495	384	32	416

ENA	3	–	3	–	3	3	–	3

Share of post-tax results of associates and joint ventures	466	7	473	25	498	387	32	419

Profit/(loss) before taxation	10,032	49	10,081	(2,169)	7,912	9,349	(998)	8,351

Taxation (charge)/credit on ordinary activities	(2,498)	(3)	(2,501)	438	(2,063)	(2,364)	223	(2,141)

Profit for the year					5,849			6,210

*

The adjustments to profit from operations, net finance costs, the Group’s share of the post-tax results of associates and joint ventures and taxation are explained in notes 3(e) to 3(h), note 4(b), note 5(a), and note 6(b), 6(d) and 6(e), respectively.

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

*

The adjustments to profit from operations, net finance costs, the Group’s share of the post-tax results of associates and joint ventures and taxation are explained in notes 3(e) to 3(h), note 4(b), note 5(a), and note 6(b), 6(d) and 6(e), respectively.

BAT Annual Report and Form 20-F 2019	137

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

2 Segmental analyses continued

Adjusted profit from operations at constant rates of £11,032 million (2018: £10,924 million; 2017: £7,605 million) excludes certain depreciation, amortisation and impairment charges as explained in notes 3(e), 3(f) and 3(h). These are excluded from segmental profit from operations at constant rates as follows:

					2019			2018

	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

United States	249	9	258	391	649	154	289	443

APME	162	1	163	182	345	105	22	127

AMSSA	140	(3)	137	35	172	101	115	216

ENA	218	(2)	216	130	346	143	109	252

	769	5	774	738	1,512	503	535	1,038

					2018			2017

	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

United States	158	(4)	154	289	443	59	116	175

APME	111	(6)	105	22	127	111	24	135

AMSSA	100	1	101	115	216	102	32	134

ENA	148	(5)	143	109	252	162	296	458

	517	(14)	503	535	1,038	434	468	902

138	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

2 Segmental analyses continued

Additional information by product category

Although the Group’s operations are managed on a Regional basis, additional information for revenue is provided based on product category as follows:

					2019			2018

	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

Combustibles	22,892	59	22,951	50	23,001	21,892	180	22,072

New Categories	1,214	41	1,255	–	1,255	917	–	917

Vapour	392	9	401	–	401	318	–	318

THP	693	35	728	–	728	565	–	565

Modern Oral	129	(3)	126	–	126	34	–	34

Traditional Oral	1,036	45	1,081	–	1,081	941	–	941

Other	541	(1)	540	–	540	562	–	562

Revenue	25,683	144	25,827	50	25,877	24,312	180	24,492

					2018			2017

	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

Combustibles	23,251	(1,359)	21,892	180	22,072	17,913	258	18,171

New Categories	937	(20)	917	–	917	385	–	385

Vapour	325	(7)	318	–	318	168	–	168

THP	576	(11)	565	–	565	202	–	202

Modern Oral	36	(2)	34	–	34	15	–	15

Traditional Oral	975	(34)	941	–	941	415	–	415

Other	597	(35)	562	–	562	593	–	593

Revenue	25,760	(1,448)	24,312	180	24,492	19,306	258	19,564

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group

Revenue is based on location of sale	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m

External revenue	178	184	203	25,699	24,308	19,361	25,877	24,492	19,564

	United Kingdom		All foreign countries		Group

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

Intangible assets	492	529	118,295	123,484	118,787	124,013

Property, plant and equipment	333	404	5,185	4,762	5,518	5,166

Investments in associates and joint ventures	8	–	1,852	1,737	1,860	1,737

The consolidated results of RAI companies operating in the United States met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments. Revenue arising from the operations of RAI, inclusive of the sales made to fellow Group companies, in 2019, 2018 and in 2017 since the date of acquisition was £10,417 million, £9,506 million and £4,160 million, respectively. Non-current assets attributable to the operations of RAI were £109,186 million (2018: £113,935 million).

The main acquisitions comprising the goodwill balance of £44,316 million (2018: £46,163 million), included in intangible assets, are provided in note 8. Included in investments in associates and joint ventures are amounts of £1,794 million (2018: £1,682 million) attributable to the investment in ITC Ltd. Further information is provided in notes 5 and 10.

BAT Annual Report and Form 20-F 2019	139

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

3 Profit from operations

Enumerated below are movements in costs that have impacted profit from operations in 2019, 2018 and 2017. These include changes in our underlying business performance, as well as the impact of adjusting items, as defined in note 1, in profit from operations (note 3(e) to 3(h)).

(a) Employee benefit costs

	2019 £m	2018 £m	2017 £m

Wages and salaries	2,651	2,463	2,131

Social security costs	223	207	216

Other pension and retirement benefit costs (note 11)	227	212	215

Share-based payments – equity and cash-settled (note 24)	120	123	117

	3,221	3,005	2,679

(b) Depreciation, amortisation and impairment costs

		2019 £m	2018 £m	2017 £m

Intangibles	– amortisation and impairment of trademarks and similar intangibles	508	377	383

	– amortisation and impairment of other intangibles	108	111	140

	– impairment of goodwill (note 3(h))	194	–	–

Property, plant and equipment – depreciation and impairment		702	550	379

		1,512	1,038	902

Intangibles – amortisation and impairment

The acquisition of businesses has resulted in the capitalisation of certain trademarks and similar intangibles. The amortisation and impairment of these acquired trademarks and similar intangibles are charged to the income statement as adjusting, as explained in note 3(f).

Property, plant and equipment – depreciation and impairment

Included in depreciation and impairment of property, plant and equipment are:

–	Depreciation and impairment of right-of-use assets of £178 million (2018: £6 million; 2017: £5 million); and

–	Gains and losses recognised on the sale of property, plant and equipment.

Included in impairment of property, plant and equipment are impairment costs for obsolete machines in relation to downsizing and factory rationalisation mentioned in note 3(e). In 2018, the Group recognised an impairment charge of £110 million in respect of the operations in Venezuela mentioned in note 3(h).

With effect from 1 January 2018, cigarette making machinery within property, plant and equipment is depreciated at 5% per annum (previously, between 3% and 7% per annum). The impact of this change in accounting estimate is a net reduction in depreciation expense for 2018 of £53 million.

140	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

3 Profit from operations continued

(c) Other operating expenses include:

	2019 £m	2018 £m	2017 £m

Research and development expenses (excluding employee benefit costs and depreciation)	126	105	80

Exchange differences	22	(15)	(6)

Hedge ineffectiveness within operating profit	(5)	(8)	–

Expense relating to short-team leases	16	–	–

Expenses relating to leases of low-value assets	1	–	–

Rent of plant and equipment (operating leases) – minimum lease payments	–	61	41

Rent of property (operating leases) – minimum lease payments	–	110	85
Auditor’s remuneration

Total expense for audit services pursuant to legislation:

– fees to KPMG LLP for Parent Company and Group audit	6.8	6.3	6.3

– fees to KPMG LLP firms and associates for local statutory and Group reporting audits	9.0	8.8	11.3

Total audit fees expense – KPMG LLP firms and associates	15.8	15.1	17.6

Audit fees expense to other firms	0.1	0.2	0.2

Total audit fees expense	15.9	15.3	17.8

Fees to KPMG LLP firms and associates for other services:

– audit-related assurance services	8.5	9.4	8.0

– other assurance services	0.5	0.3	4.1

– tax advisory services	–	–	–

– tax compliance	–	–	0.2

– audit of defined benefit schemes of the Company	0.4	0.4	–

– other non-audit services	–	–	–

	9.4	10.1	12.3

The total auditor’s remuneration to KPMG firms and associates included above are £25.2 million (2018: £25.2 million; 2017: £29.9 million).

During 2019, the Group incurred expenditure of £4.4 million (2018: £8.7 million; 2017: £nil million) within audit-related assurance services associated with the controls attestation of the Group’s compliance with Sarbanes-Oxley Section 404.

During 2017, the Group incurred additional expenditure with the Group’s auditor, as part of the acquisition of the remaining shares in RAI not previously owned. This was due to the Securities and Exchange Commission (SEC) registration requirements to re-audit 2015 and 2016 under Public Company Accounting Oversight Board (“PCAOB”) standards, to audit the purchase price allocation, to provide assurance services on the registration documents and to provide, amongst other things, assurance services with regards to the planned 2018 implementation of Sarbanes-Oxley Section 404. Accordingly, the following costs, related to the acquisition of RAI and treated as an adjusting item, were incurred within the respective categories: audit-related assurance service of £7.7 million and other assurance services of £3.5 million.

Under SEC regulations, the remuneration to KPMG firms and associates of £25.1 million in 2019 (2018: £25.2 million; 2017: £30.1 million) is required to be presented as follows: audit fees £24.7 million (2018: £24.7 million; 2017: £29.2 million), audit-related fees £0.4 million (2018: £0.4 million; 2017: £0.5 million), tax fees £nil million (2018: £nil million; 2017: £0.2 million) and all other fees £0.1 million (2018: £0.1 million; 2017: £0.2 million).

Total research and development costs including employee benefit costs and depreciation are £376 million (2018: £258 million; 2017: £191 million). Included in the 2019 research and development costs is £65 million of costs primarily related to packages in respect of employee benefit reductions as part of the Group’s 2019 restructuring initiative (Quantum), as discussed in note 3(e).

BAT Annual Report and Form 20-F 2019	141

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

3 Profit from operations continued

(d) Master Settlement Agreement

In 1998, the major US cigarette manufacturers (including the R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of the RAI Group) entered into the Master Settlement Agreement (MSA) with attorneys general representing most US states and territories. The MSA imposes a perpetual stream of future payment obligations on the major US cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year).

During 2012, R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under the MSA and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the companies’ MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company has received US$170 million in credits, which has been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds Tobacco Company has received US$285 million in credits, which will be applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also, in 2018, one additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). RAl’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2019 amounted to US$2,762 million (2018: US$2,741 million; 2017: US$2,856 million) in respect of settlement expenses and US$2,918 million (2018: US$917 million; 2017: US$4,612 million) in respect of settlement cash payments.

(e) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the operating model. These costs represent additional expenses incurred, which are not related to the normal business and day-to-day activities.

The operating model includes revised organisation structures, standardised processes and shared back office services underpinned by a global single instance of SAP. These initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used.

The costs of the Group’s initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2019 £m	2018 £m	2017 £m

Employee benefit costs	364	176	193

Depreciation, amortisation and impairment costs	63	48	85

Other operating expenses	145	145	330

Other operating income	(7)	(6)	(8)

	565	363	600

The adjusting charge in 2019 relates to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model. These costs are mainly in relation to a programme, known as Quantum, to simplify the business and create a more efficient, agile and focused company. This includes the cost of packages in respect of permanent headcount reduction and permanent employee benefit reductions in the Group. The costs also cover the downsizing and factory rationalisation activities in Germany, Russia and APME. Included in other operating income are amounts related to cash and reversal of deferred consideration associated with the acquisition of TDR d.o.o. (TDR) (note 23).

Restructuring and integration costs in 2018 include integration costs associated with the acquisition of RAI and ongoing costs of implementing the revisions to the Group’s operating model. This includes the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover downsizing activities in Russia, Germany and APME. Included in other operating income are gains from the sale of land and buildings in the Netherlands.

Restructuring and integration costs in 2017 include adviser fees and costs incurred related to the acquisition of the remaining shares in RAI not already owned by the Group, that completed on 25 July 2017 (note 23). It also includes the implementation of a new operating model and the cost of redundancy packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover integration costs incurred as a result of the RAI acquisition, factory closure and downsizing activities in Germany and Malaysia, certain exit costs and asset write-offs related to the withdrawal from the Philippines. Included in other operating income are gains from the sale of land and buildings in Brazil.

142	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

3 Profit from operations continued

(f) Amortisation and impairment of trademarks and similar intangibles

Acquisitions including RAI, TDR d.o.o. (TDR) and Skandinavisk Tobakskompagni (ST) in previous years, have resulted in the capitalisation of trademarks and similar intangibles which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £481 million (2018: £377 million; 2017: £383 million) is charged as adjusting and included in depreciation, amortisation and impairment costs in the income statement. In 2019, the Group incurred an impairment charge of £129 million, primarily related to a partial impairment of the Kodiak brand, as explained in note 8(c).

(g) Fox River

As explained in note 27, a Group subsidiary has certain liabilities in respect of indemnities given on the purchase and disposal of former businesses in the United States and, in 2011, the subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River.

On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River.

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by a US District Judge in August 2017. The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree to bring an end to all litigation concerning the Fox River clean-up. This Consent Decree was approved by the District Court of the Eastern District of Wisconsin on 14 March 2019 and concludes all existing litigation on the Fox River.

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. In June 2018, the Court of Appeal heard arguments in the Sequana Claims Appeal (as defined in note 27). On 6 February 2019, the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay the above mentioned dividend. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. On 7 March 2019, Sequana announced that it was unable to pay its debts and that it had applied to convert the Sauvegarde into “redressement judiciaire”, a form of insolvent receivership. On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (“liquidation judiciaire”). No payments have been received.

The provision is £73 million at 31 December 2019 (2018: £108 million). Based on the Funding Agreement, £35 million has been paid in 2019, which includes legal costs of £3 million (2018: £30 million, including legal costs of £5 million; 2017: £25 million, including legal costs of £7 million).

(h) Other adjusting items

Included within ‘other operating expenses’

In 2019, the Group incurred £874 million (2018: £294 million; 2017: £69 million) of other adjusting items which have been adjusted within ‘other operating expenses’. The charge in 2019 includes £436 million in respect of the Quebec class actions as explained in note 27.

On 12 August 2019, the Russian tax authority issued a final audit report to JSC British American Tobacco-SPb (BAT SpB) related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The Final audit report seeks to retrospectively apply the legislation to the years 2015 to 2017. On 13 September 2019, BAT SpB submitted an appeal to the Federal Tax Services (FTS) objecting to the findings which was discussed in October 2019. The FTS accepted some of BAT SpB’s arguments and, on 27 January 2020, a final claim was issued by the FTS. As a consequence, the Group recognised a charge of £202 million included in other adjusting items. The Group also recognised an interest charge of £50 million (note 4(b)).

Also included in 2019 are £236 million (2018: £178 million) of litigation costs which includes the Engle progeny litigation.

In 2017, the Group impaired £69 million of certain assets related to a third-party distributor (Agrokor) in Croatia. This has been adjusted within ‘other operating expenses’.

Included within ‘Changes in inventories of finished goods and work in progress’

In 2017, the release of the fair value acquisition accounting adjustments to finished goods inventories of £465 million on the RAI acquisition has been adjusted within ‘Changes in inventories of finished goods and work in progress’.

Included within ‘depreciation, amortisation and impairment’

During 2019, the Group impaired the goodwill arising from the Bentoel acquisition, amounting to £172 million, goodwill arising from the VapeWild acquisition of £12 million and goodwill arising from the Highendsmoke acquisition of £10 million as explained in note 8.

BAT Annual Report and Form 20-F 2019	143

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

3 Profit from operations continued

In 2018, the European Securities and Markets Authority (ESMA) recognised the specific issues related to Venezuela and proposed that companies with exposure to Venezuela use an ‘estimated’ exchange rate rather than the official exchange rate, as otherwise required under IAS 21. Accordingly, the Group has used an exchange rate calculated with reference to the estimated inflation since the latest dividend payment in 2010. In addition, the net assets of the Group’s Venezuelan operations are subject to accounting adjustments IAS 29 Financial Reporting in Hyperinflationary Economies, as they are revalued, for accounting purposes, from their acquisition date to the balance sheet date. However, management believes that such a revaluation is not reflective of the recoverable value of those assets and have incurred an impairment charge of £110 million. This charge has been treated as an adjusting item as it does not reflect the underlying performance of the Group. The Group has also recognised a gain of £45 million within net finance costs (note 4(b)), being the partial counter-party to the above non-monetary asset movement, generating a monetary gain due to hyperinflation accounting under IAS 29.

(i) Other operating income

Other operating income comprises income that is associated with the Group’s normal activities, but which falls outside the definition of turnover and includes one-off capital profits on property sales and one-off disposals of fixed assets.

In 2019, as explained in note 27, the Group recognised £86 million in respect of a tax case in Brazil. In addition, as discussed in note 3(e) above, certain items of operating income have been incurred as part of the Group’s restructuring and integration activities.

4 Net finance costs

(a) Net finance costs/(income)

	2019 £m	2018 £m	2017 £m

Interest expense	1,676	1,592	1,079

Interest expense on lease liabilities	32	1	2

Facility fees	10	13	13

Interest related to adjusting tax payables (note 4(b))	80	41	43

Acquisition of RAI (note 4(b))	–	–	153

Fair value changes on derivative financial instruments and hedged items	367	(154)	(149)

Hedge ineffectiveness (note 4(b))	–	–	9

Venezuela hyperinflation (note 4(b))	–	(45)	–

Exchange differences on financial liabilities	(353)	36	47

Finance costs	1,812	1,484	1,197

Interest under the effective interest method	(84)	(68)	(83)

Dividend income	–	–	(1)

Exchange differences on financial assets	(126)	(35)	(19)

Finance income	(210)	(103)	(103)

Net finance costs	1,602	1,381	1,094

The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 4(b). The derivatives that generate the fair value changes are explained in note 15.

Facility fees principally relate to the Group’s central banking facilities.

(b) Adjusting items included in net finance costs

Adjusting items are significant items in net finance costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

In 2019, the Group incurred interest on adjusting tax payables of £80 million (2018: £41 million; 2017: £43 million). This included interest of £28 million (2018: £25 million; 2017: £25 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO) (note 6(b)) and interest of £50 million (2018: £nil; 2017: £nil) in respect of the Russia excise dispute (note 3(h)).

In 2018, the Group recognised a monetary gain of £45 million related to the application of hyperinflationary accounting in Venezuela (note 3(h)).

In 2017, the Group incurred pre-financing costs related to the acquisition of RAI of £153 million.

Also in 2017, the Group realised a £9 million charge in relation to the reversal of a gain recognised in 2016, related to hedge ineffectiveness on external swaps following the referendum regarding ‘Brexit’. These amounts were deemed to be adjusting as it is not representative of the underlying performance of the business.

144	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

5 Associates and joint ventures

		2019		2018		2017

	Total £m	Group’s share £m	Total £m	Group’s share £m	Total £m	Group’s share £m

Revenue	7,581	2,158	7,235	2,058	14,085	4,794

Profit from operations*	2,386	704	2,128	630	4,342	24,854

Net finance costs	(7)	(2)	(8)	(3)	(279)	(116)

Profit on ordinary activities before taxation	2,379	702	2,120	627	4,063	24,738

Taxation on ordinary activities	(666)	(196)	(678)	(201)	(1,441)	(522)

Profit on ordinary activities after taxation	1,713	506	1,442	426	2,622	24,216

Non-controlling interests	(27)	(8)	(24)	(7)	(22)	(7)

Post-tax results of associates and joint ventures	1,686	498	1,418	419	2,600	24,209

The post-tax results above include:

– issue of shares and change in shareholding	86	25	75	22	98	29

– gain on deemed divestment of RAI	–	–	–	–	–	23,288

– other	–	–	35	10	(283)	(120)

*	The gain on deemed divestment of RAI is recognised in the Group’s share of associates profit from operations.

Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2019, 2018 and 2017.

(a) Adjusting items

In 2019, the Group’s interest in ITC Ltd. (ITC) decreased from 29.57% to 29.46% (2018: 29.71% to 29.57%; 2017: 29.89% to 29.71%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £25 million (2018: £22 million; 2017: £29 million), which is treated as a deemed partial disposal and included in the income statement.

In 2018, ITC has also recognised an adjusting gain in respect of the release of certain provisions related to a tax claim, the Group’s share of which was £10 million.

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

In 2017, due to a deterioration in the financial performance of Tisak d.d. (Tisak), linked to the financial difficulties associated with a third-party distributor (Agrokor) in Croatia, the Group impaired the carrying value of this investment. This resulted in a charge of £27 million to the income statement that has been reported as an ‘other’ adjusting item.

In 2017, RAI recognised, prior to acquisition by the Group, the following amounts in ‘other’: transaction costs associated with the acquisition by the Group of US$125 million, the Group’s share of which is £33 million (net of tax), deferred tax charges in respect of temporary differences on trademarks of US$51 million, the Group’s share of which is £18 million, restructuring charges of US$79 million, the Group’s share of which is £14 million (net of tax) and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$162 million, the Group’s share of which is £32 million (net of tax). Additionally, there is income of US$17 million related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £4 million (net of tax).

BAT Annual Report and Form 20-F 2019	145

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

5 Associates and joint ventures continued

(b) Master Settlement Agreement

For information on the Master Settlement Agreement applicable to RAI as an associate for the period up to and including 24 July 2017 (note 3(d)).

(c) Other financial information

The Group’s share of the results of associates and joint ventures is shown in the table below.

		2019	2018	2017

		Group’s share £m	Group’s share £m	Group’s share £m

Profit on ordinary activities after taxation

– attributable to owners of the Parent		498	419	24,209

Other comprehensive income:

Items that may be reclassified to profit & loss		(115)	(38)	(918)

Items that will not be reclassified to profit & loss		7	6	25

Total comprehensive income		390	387	23,316

Summarised financial information of the Group’s associates and joint ventures is shown below.

				2019

		ITC £m	Others £m	Total £m

Revenue		5,556	2,025	7,581

Profit on ordinary activities before taxation		2,322	57	2,379

Post-tax results of associates and joint ventures		1,646	40	1,686

Other comprehensive income		(365)	–	(365)

Total comprehensive income		1,281	40	1,321

				2018

		ITC £m	Others £m	Total £m

Revenue		5,072	2,163	7,235

Profit on ordinary activities before taxation		2,059	61	2,120

Post-tax results of associates and joint ventures		1,373	45	1,418

Other comprehensive income		(110)	–	(110)

Total comprehensive income		1,263	45	1,308

				2017

	RAI* £m	ITC £m	Others £m	Total £m

Revenue	5,525	6,607	1,953	14,085

Profit on ordinary activities before taxation	2,017	2,054	(8)	4,063

Post-tax results of associates and joint ventures	1,261	1,362	(23)	2,600

Other comprehensive income	(595)	(135)	(8)	(738)

Total comprehensive income	666	1,227	(31)	1,862

*	The information presented above for RAI is for the period from 1 January 2017 up to and including 24 July 2017 (see note 23).

146	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

6 Taxation on ordinary activities

(a) Summary of taxation on ordinary activities

	2019 £m	2018 £m	2017 £m

UK corporation tax	8	60	26

Comprising:

– current year tax expense	41	66	26

– adjustments in respect of prior periods	(33)	(6)	–

Overseas tax	2,047	2,455	1,617

Comprising:

– current year tax expense	2,074	2,460	1,615

– adjustments in respect of prior periods	(27)	(5)	2

Total current tax	2,055	2,515	1,643

Deferred tax	8	(374)	(9,772)

Comprising:

– deferred tax relating to origination and reversal of temporary differences	55	(304)	(152)

– deferred tax relating to changes in tax rates	(47)	(70)	(9,620)

	2,063	2,141	(8,129)

(b) Franked Investment Income Group Litigation Order

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The Supreme Court has notified the parties in the FII GLO that the outstanding appeal issues will be heard in two separate trials in 2020. In July 2018, the Supreme Court handed down its judgment in the Prudential Assurance Company Ltd case, which is closely related to the FII GLO. Applying the Prudential judgment reduces the value of the FII claim to approximately £0.6 billion, mainly as the result of the application of simple interest.

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

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held as deferred income as disclosed in note 21. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £28 million for the 12 months to 31 December 2019 (2018: £25 million; 2017: £25 million) accruing on the balance, which was also treated as an adjusting item.

BAT Annual Report and Form 20-F 2019	147

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

6 Taxation on ordinary activities continued

(c) Factors affecting the taxation charge

The taxation charge differs from the standard 19% (2018: 19%; 2017: 19%) rate of corporation tax in the UK. The major causes of this difference are listed below:

		2019		2018		2017

	£m	%	£m	%	£m	%

Profit before tax	7,912		8,351		29,527

Less: share of post-tax results of associates and joint ventures (see note 5)	(498)		(419)		(24,209)

	7,414		7,932		5,318

Tax at 19% (2018 and 2017: 19%) on the above	1,409	19.0	1,507	19.0	1,010	19.0

Factors affecting the tax rate:

Tax at standard rates other than UK corporation tax rate	353	4.8	384	4.8	389	7.3

Other national tax charges	147	2.0	204	2.6	119	2.2

Permanent differences	122	1.6	7	0.1	40	0.8

Overseas tax on distributions	–	–	–	–	25	0.5

Overseas withholding taxes	106	1.4	155	1.9	191	3.6

Double taxation relief on UK profits	(29)	(0.4)	(35)	(0.4)	(29)	(0.5)

Unutilised/(utilised) tax losses	16	0.2	5	0.1	(38)	(0.7)

Adjustments in respect of prior periods	(60)	(0.8)	(11)	(0.1)	2	0.0

Deferred tax relating to changes in tax rates	(47)	(0.6)	(70)	(0.9)	(9,620)	(180.9)

Deemed US repatriation tax	–	–	–	–	34	0.6

Release of deferred tax on unremitted earnings of associates	–	–	–	–	(180)	(3.4)

Additional net deferred tax charges/(credits)	46	0.6	(5)	(0.1)	(72)	(1.4)

	2,063	27.8	2,141	27.0	(8,129)	(152.9)

(d) Adjusting items included in taxation

In 2019, adjusting items in taxation total a credit of £65 million relating primarily to changes in US state tax rates, relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the RAI acquisition in 2017.

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

On 22 December 2017, the United States Government enacted comprehensive tax legislation which, among other things, changed the Federal tax rate to 21% from 1 January 2018. This revised rate has been used to revalue net deferred tax liabilities in the United States, leading to a credit to the income statement of £9,620 million. The net deferred tax liabilities largely relate to the difference in tax value versus the fair market value of trademarks accounted for under IFRS as part of the RAI acquisition. The legislation also imposed a one-time deemed repatriation tax on accumulated foreign earnings. The impact of the repatriation tax, less foreign tax credits, was £34 million. IFRS also requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. From the date of the acquisition of the remaining shares in RAI not already owned by the Group, the Group has consolidated the results of RAI as a wholly-owned subsidiary and as such the deferred tax liability of £180 million on unremitted earnings of RAI as an associate was released to the income statement in 2017.

(e) Tax on adjusting items

In addition, the tax on adjusting items, separated between the different categories, as per note 7, amounted to £373 million (2018: £199 million; 2017: £454 million). The adjustment to the adjusted earnings per share (note 7) also includes £17 million (2018: £6 million; 2017: £4 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.

(f) Tax on items recognised directly in other comprehensive income

	2019 £m	2018 £m	2017 £m

Current tax	(7)	(8)	(4)

Deferred tax	138	(7)	(133)

Credited/(charged) to other comprehensive income	131	(15)	(137)

The tax relating to each component of other comprehensive income is disclosed in note 18.

148	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

7 Earnings per share

2019				2018			2017

	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence

Basic earnings per share (ordinary shares of 25p each)	5,704	2,284	249.7	6,032	2,285	264.0	37,485	2,044	1,833.9

Share options	–	7	(0.7)	–	7	(0.8)	–	7	(6.3)

Diluted earnings per share	5,704	2,291	249.0	6,032	2,292	263.2	37,485	2,051	1,827.6

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

				Basic
				2019		2018		2017

			Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share				5,704	249.7	6,032	264.0	37,485	1,833.9

Effect of restructuring and integration costs			3(e)	565	24.7	363	15.9	600	29.4

Tax and non-controlling interests on restructuring and integration costs				(101)	(4.4)	(83)	(3.6)	(133)	(6.5)

Effect of amortisation and impairment of goodwill, trademarks and similar intangibles			3(f), (h)	675	29.6	377	16.5	383	18.7

Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles				(115)	(5.0)	(78)	(3.4)	(90)	(4.4)

Effect of associates’ adjusting items net of tax			5(a)	(25)	(1.1)	(32)	(1.4)	(23,197)	(1,134.9)

Effect of Quebec class action			3(h)	436	19.1	–	–	–	–

Tax on Quebec class action				(124)	(5.4)	–	–	–	–

Effect of Russia excise dispute			3(h)	202	8.9	–	–	–	–

Tax on Russia excise dispute				(16)	(0.7)	–	–	–	–

Effect of hyperinflation on Venezuela retained earnings			3(h),4(b)	–	–	65	2.8	–	–

Other adjusting items			3(h)	236	10.3	184	8.0	534	26.1

Tax effect on other adjusting items				(50)	(2.2)	(44)	(1.9)	(184)	(8.9)

Deferred tax relating to changes in tax rates			6	(49)	(2.2)	(79)	(3.5)	(9,586)	(469.0)

Release of deferred tax on unremitted earnings from associates			6(d)	–	–	–	–	(180)	(8.8)

Effect of interest on FII GLO settlement and other			4(b)	80	3.5	41	1.8	43	2.1

Effect of retrospective guidance on WHT			6(d)	–	–	55	2.4	–	–

Effect of adjusting finance costs in relation to acquisition of RAI			4(b)	–	–	–	–	153	7.5

Tax effect of adjusting finance costs in relation to acquisition of RAI				–	–	–	–	(49)	(2.4)

Effect of hedge ineffectiveness			4(b)	–	–	–	–	9	0.4

Tax effect on hedge ineffectiveness				–	–	–	–	(2)	(0.1)

Adjusted earnings per share (basic)				7,418	324.8	6,801	297.6	5,786	283.1

BAT Annual Report and Form 20-F 2019	149

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

7 Earnings per share continued

		Diluted
		2019		2018		2017

	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share		5,704	249.0	6,032	263.2	37,485	1,827.6

Effect of restructuring and integration costs	3(e)	565	24.7	363	15.8	600	29.3

Tax and non-controlling interests on restructuring and integration costs		(101)	(4.4)	(83)	(3.6)	(133)	(6.5)

Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	3(f), (h)	675	29.5	377	16.4	383	18.7

Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles		(115)	(5.0)	(78)	(3.4)	(90)	(4.4)

Effect of associates’ adjusting items net of tax	5(a)	(25)	(1.1)	(32)	(1.4)	(23,197)	(1,131.0)

Effect of Quebec class action	3(h)	436	19.0	–	–	–	–

Tax on Quebec class action		(124)	(5.4)	–	–	–	–

Effect of Russia excise dispute	3(h)	202	8.8	–	–	–	–

Tax on Russia excise dispute		(16)	(0.7)	–	–	–	–

Effect of hyperinflation on Venezuela retained earnings	3(h), 4(b)	–	–	65	2.8	–	–

Other adjusting items	3(h)	236	10.3	184	8.0	534	26.0

Tax effect on other adjusting items		(50)	(2.2)	(44)	(1.9)	(184)	(8.9)

Deferred tax relating to changes in tax rates	6	(49)	(2.2)	(79)	(3.4)	(9,586)	(467.4)

Release of deferred tax on unremitted earnings from associates	6(d)	–	–	–	–	(180)	(8.8)

Effect of interest on FII GLO settlement and other	4(b)	80	3.5	41	1.8	43	2.1

Effect of retrospective guidance on WHT	6(d)	–	–	55	2.4	–	–

Effect of adjusting finance costs in relation to acquisition of RAI	4(b)	–	–	–	–	153	7.5

Tax effect of adjusting finance costs in relation to acquisition of RAI		–	–	–	–	(49)	(2.4)

Effect of hedge ineffectiveness	4(b)	–	–	–	–	9	0.4

Tax effect on hedge ineffectiveness		–	–	–	–	(2)	(0.1)

Adjusted earnings per share (diluted)		7,418	323.8	6,801	296.7	5,786	282.1

150	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

7 Earnings per share continued

Headline earnings per share as required by the JSE Limited

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2019 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

	Basic
	2019		2018		2017

	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share	5,704	249.7	6,032	264.0	37,485	1,833.9

Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	518	22.7	238	10.3	179	8.7

Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(79)	(3.5)	(65)	(2.8)	(35)	(1.7)

Effect of losses/(gains) on disposal of property, plant and equipment and held-for-sale assets	7	0.3	(11)	(0.5)	(48)	(2.3)

Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	(1)	–	4	0.2	13	0.6

Effect of gains on disposal of businesses, non-current investments and brands	–	–	(10)	(0.4)	–	–

Tax on gains on disposal of businesses, non-current investments and brands	–	–	2	0.1	–	–

Gain on deemed disposal of RAI associate	–	–	–	–	(23,288)	(1,139.3)

Write-off of investment in associate	–	–	–	–	27	1.3

Issue of shares and change in shareholding in associate	(25)	(1.1)	(22)	(1.0)	(29)	(1.4)

Headline earnings per share (basic)	6,124	268.1	6,168	269.9	14,304	699.8

	Diluted
	2019		2018		2017

	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share	5,704	249.0	6,032	263.2	37,485	1,827.6

Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	518	22.5	238	10.3	179	8.6

Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(79)	(3.4)	(65)	(2.8)	(35)	(1.7)

Effect of losses/(gains) on disposal of property, plant and equipment and held-for-sale assets	7	0.3	(11)	(0.5)	(48)	(2.3)

Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	(1)	–	4	0.2	13	0.6

Effect of gains on disposal of businesses, non-current investments and brands	–	–	(10)	(0.4)	–	–

Tax on gains on disposal of businesses, non-current investments and brands	–	–	2	0.1	–	–

Gain on deemed disposal of RAI associate	–	–	–	–	(23,288)	(1,135.4)

Write-off of investment in associate	–	–	–	–	27	1.3

Issue of shares and change in shareholding in associate	(25)	(1.1)	(22)	(1.0)	(29)	(1.4)

Headline earnings per share (diluted)	6,124	267.3	6,168	269.1	14,304	697.3

BAT Annual Report and Form 20-F 2019	151

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

8 Intangible assets

(a) Overview of intangible assets

	2019
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January

Cost	46,163	1,101	78,736	125	126,125

Accumulated amortisation and impairment		(698)	(1,414)		(2,112)

Net book value at 1 January	46,163	403	77,322	125	124,013

Differences on exchange	(1,676)	(2)	(2,976)	–	(4,654)

Additions

– internal development	–	–	–	148	148

– acquisitions (note 23)	23	–	54	–	77

– separately acquired	–	–	7	6	13

Reallocations	–	134	30	(164)	–

Amortisation charge	–	(105)	(361)	–	(466)

Impairment	(194)	(3)	(147)	–	(344)
31 December

Cost	44,316	1,207	75,726	115	121,364

Accumulated amortisation and impairment		(780)	(1,797)		(2,577)

Net book value at 31 December	44,316	427	73,929	115	118,787

	2018
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January

Cost	44,147	1,119	74,136	71	119,473

Accumulated amortisation and impairment		(672)	(1,016)		(1,688)

Net book value at 1 January	44,147	447	73,120	71	117,785

Differences on exchange	2,024	–	4,483	–	6,507

Additions

– internal development	–	–	–	120	120

– acquisitions (note 23)	14	–	13	–	27

– separately acquired	–	–	62	–	62

Reallocations	(22)	58	30	(66)	–

Amortisation charge	–	(102)	(342)	–	(444)

Impairment	–	–	(44)	–	(44)
31 December

Cost	46,163	1,101	78,736	125	126,125

Accumulated amortisation and impairment		(698)	(1,414)		(2,112)

Net book value at 31 December	46,163	403	77,322	125	124,013

(b) Goodwill

Goodwill of £44,316 million (2018: £46,163 million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: RAI £33,761 million (2018: £35,117 million); Rothmans Group £4,704 million (2018: £4,856 million); Imperial Tobacco Canada £2,335 million (2018: £2,307 million); ETI (Italy) £1,396 million (2018: £1,478 million) and ST (principally Scandinavia) £1,048 million (2018: £1,111 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Europe and South Africa, with the remainder mainly relating to operations in the domestic and export markets in the United Kingdom and operations in APME.

152	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

8 Intangible assets continued

During 2019, the Group recognised a goodwill impairment charge of £194 million as explained in note 8(e)(iv) below.

(c) Trademarks and similar intangibles

Trademarks and similar intangibles with indefinite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI with indefinite lives amounting to £71,032 million (2018: £73,885 million). These trademarks, including Newport, Camel, Natural American Spirit, Grizzly and Pall Mall, all of which are part of the Group’s Strategic Portfolio of key brands, form the core focus of the US business and receive significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment. These trademarks have significant market share and positive cash flow growth expectations. There are no regulatory or contractual restrictions on the use of the trademarks, and there are no plans by management to significantly redirect resources elsewhere. Consequently, in the view of management, these trademarks do not have a foreseeable and definite end to their ability to generate future cash flows and hence are not amortised.

Trademarks and similar intangibles with definite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI £2,590 million (2018: £3,013 million), Skandinavisk Tobakskompagni (ST) £175 million (2018: £209 million) and TDR d.o.o. £17 million (2018: £40 million).

In 2019, as a result of declining volumes, the Group recognised a partial impairment of the Kodiak brand of £63 million. In addition, as a result of the regulatory uncertainty in the US vaping market, the Group will not submit Premarket Tobacco Applications (PMTA) for the vaping e-liquids purchased as part of the VapeWild acquisition (note 23). As a consequence, the Group recognised an impairment charge of £37 million in respect of the brands acquired as part of the acquisition. The Group will withdraw the VapeWild products from the market in May 2020. Also in 2019, the Group announced that it was simplifying its New Category product portfolio, with vapour products to be branded VUSE, modern oral products to be branded VELO and tobacco heating products continuing to be branded glo. As a result, the carrying values of trademarks and similar intangible assets acquired as part of the Chic, Must Have Limited and Quantus/Highendsmoke business combinations (see note 23), amounting to £29 million in total, have been fully impaired, as the acquired trademarks will no longer generate future economic benefits.

During 2018, a purchase price allocation adjustment was recognised in respect of the provisional goodwill recognised as a result of the Group acquiring certain tobacco assets, including a distribution company, from Bulgartabac Holdings AD in Bulgaria. The provisional goodwill of £22 million was reclassified to trademarks and similar intangibles with definite lives.

(d) Computer software and assets in the course of development

Included in computer software and assets in the course of development are internally developed assets with a carrying value of £516 million (2018: £523 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third-party consultants, and software licence fees from third-party suppliers.

The Group has £4 million of future contractual commitments (2018: £6 million) related to intangible assets.

(e) Impairment testing

(i) Estimation uncertainty

As described in note 1, the critical accounting estimates used in the preparation of the consolidated financial statements include the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles.

There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the assessment of the recoverability of these assets, with the effect that the value-in-use of calculations incorporate estimation uncertainty, particularly for certain assets held in relation to the Canada and US markets.

(ii) Impairment testing – Trademarks and similar intangibles with indefinite lives (‘brands’)

The trademarks and similar intangibles have been tested for impairment in line with the following methodology. The recoverable amounts of trademarks and similar intangibles with indefinite lives have been determined on a value-in-use basis. The value-in-use calculations use cash flows based on detailed brand budgets prepared by management using projected sales volumes, revenues and projected brand profitability covering a five-year to 10-year horizon depending on the brand and, thereafter, grown into perpetuity. Corporate costs are allocated to the brand budgets based on either specific allocations, where appropriate, or based on volumes. The pre-tax discount rates, ranging between 8.32% and 9.02%, and long-term growth rates, ranging between 0.75% and 1.0%, applied to the brand value-in-use calculations have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations. Following the application of a reasonable range of sensitivities, there was no indication of impairment.

Refer to note 8(e)(v) for further information on the Newport brand impairment testing. As the trademarks and similar intangibles with indefinite lives relate to the acquisition of RAI, the brand budgets used in the value-in-use calculations have been incorporated into the budget information used in the impairment testing of the RAI goodwill.

(iii) Cash-generating units and information on goodwill impairment testing

In 2019, goodwill was allocated for impairment testing purposes to 21 (2018: 19) individual cash-generating units – two in the United States (2018: one), five in APME (2018: five), seven in AMSSA (2018: six) and seven in ENA (2018: seven).

BAT Annual Report and Form 20-F 2019	153

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

8 Intangible assets continued

	2019		2018

	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %
Cash-generating unit

RAI	33,761	7.3	35,117	7.7

Canada	2,335	19.1	2,307	7.5

Europe	4,809	6.2	5,069	7.5

South Africa	598	9.3	605	10.6

Australia	711	6.7	740	7.9

Singapore	599	6.4	615	6.6

Malaysia	435	7.5	448	8.2

Other	1,068	6.8	1,262	7.9

Total	44,316		46,163

For CGU Other the weighted average pre-tax discount rate has been used.

The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the budgeted volumes, revenues, operating margins and long-term growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate is used purely for the impairment testing of goodwill under IAS 36 Impairment of Assets and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.

Pre-tax discount rates, as shown above, were used in the impairment testing, based on the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments are made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the US or comparable governments and by the relevant local government, adjusted for the Group’s own credit market risk. For ease of use and consistency in application, these results are periodically calibrated into bands based on internationally recognised credit ratings. The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends as well as pricing and cost expectations. These have been endorsed by Group management as part of the consolidated Group’s budget.

(iv) Impairment testing – Goodwill (excluding RAI and Canada)

The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one-year period extrapolated over a 10-year horizon with growth of 4% in years 2 to 10, including 2% inflation (2018: 2% inflation), after which a total growth rate of 2% (2018: 2%) has been assumed as the long-term volume decline is more than offset by pricing to drive revenue growth. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well-balanced portfolio of brands and the industry in which it operates. In some instances, such as recent acquisitions, start-up ventures or in specific cases, the forecast is expanded to reflect the medium-term plan of the country or market management spanning five years or beyond. Following the application of a reasonable range of sensitivities to all the cash-generating units, and after reflecting the impairments below, there was no indication of any further impairment.

In 2009, the Group acquired Bentoel and the goodwill arising from this acquisition was assigned to the Indonesia cash-generating unit. During 2019, the Indonesian government announced a significant increase in excise effective 1 January 2020. The recoverable amount of the Indonesia cash-generating unit has been determined on a value-in-use basis using a 10-year forecast with cash flows after year 10 extrapolated as described above. The 10-year forecast has been prepared to take into account the expected decline in revenue and the impact this will have on net revenue, operating profit and cash flows. The extent of the significant increase in excise is such that the forecast cash flows do not support the carrying value of goodwill and therefore the goodwill of £172 million has been fully impaired. The other assets held by the Indonesian cash-generating unit were assessed for impairment and based on the recoverable amounts, no impairment charges were recognised.

As explained in note 8(c) above, in addition to the impairment of trademarks and similar intangibles, the goodwill associated with the acquisitions of VapeWild and Quantus/Highendsmoke (note 23) have been impaired in full amounting to £12 million and £10 million, respectively.

(v) Impairment testing – RAI

Goodwill relating to RAI and the Newport trademark

On 15 November 2018, the US Food and Drug Administration (FDA) announced an intention to ban flavoured vaping products and menthol cigarette. Management recognises that the FDA announcement in 2018 does not itself constitute a ban on menthol in cigarettes, and any proposed regulation of menthol in cigarettes would need to be introduced through the established US comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. In addition, it is unclear how any such potential US regulation might affect the manufacture and marketing of Group combustible brands containing menthol.

Having considered the combination of the risk of implementation and impact of any change in regulations, the Group has not recognised any impairment in 2019 or 2018 on either the Newport brand or RAI goodwill, as management concluded that there would not be a significant impact to the value-in-use. The base case scenario used in the impairment model therefore does not include any potential impact of changes in regulation in relation to menthol flavourings in combustibles.

154	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

8 Intangible assets continued

The carrying amounts for RAI goodwill and Newport were £33,761 million and £30,179 million respectively (2018: £35,117 million and £31,391 million). The value-in-use calculations for brands, as described in note 8(e)(ii) above, have been incorporated in the base case scenario used in the RAI goodwill model. The value-in-use calculations have been prepared based on a five-year cash flow forecast, which assumes long-term volume decline of cigarettes. This decline is more than offset by pricing. After this forecast period a growth rate of 2% has been assumed for RAI goodwill and 1% for Newport and a pre-tax discount rate of 7.3% (2018: 7.7%) and 8.6% (2018: 8.7%), respectively.

The excess of value-in-use earnings over the carrying values (“headroom”) of the RAI goodwill and Newport brand would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model. For RAI goodwill, the change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 13.4% in each year and assumes that other assumptions are not changed. For Newport, the change in revenue assumption is based on Newport revenue in the five-year forecast reducing by 11.9% in each year and assumes that other assumptions are not changed.

	RAI goodwill %	Newport %
Assumptions

Decrease in revenue by	13.4	11.9

Increase in pre-tax discount rate by	1.4	0.6

(vi) Impairment testing – Canada

Goodwill relating to Imperial Tobacco Canada Ltd (ITCAN)

In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (“CCAA”). If the CCAA bankruptcy protection were to end, significant liabilities might crystallise. As a consequence, to reflect the risk to future operating cash flows, the value-in-use calculations have been prepared based on a five-year cash flow forecast, after which a growth rate of -1.8% and a pre-tax discount rate of 19.1% (2018: 7.5%) have been assumed. Further information on the Quebec Class Actions and CCAA can be found in note 27.

In addition to the increase in discount rate, a reasonable range of sensitivities was applied to the value-in-use calculation and there was no indication of impairment.

The excess of value-in-use earnings over the carrying values (“headroom”) of the ITCAN goodwill would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model. The change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 19% in each year and assumes that other assumptions are not changed.

Canada goodwill %
Assumptions

Decrease in revenue by	19.0

Increase in pre-tax discount rate by	10.3

The £2,335 million of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2019 will continue to be reviewed on a regular basis. Any future impairment charge would result in a non-cash charge to the income statement that will be treated as an adjusting item.

BAT Annual Report and Form 20-F 2019	155

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

9 Property, plant and equipment

Overview of property, plant and equipment, including right-of-use assets

	2019
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
31 December

Cost	1,515	268	5,730	33	1,108	8,654

Accumulated depreciation and impairment	(411)	(129)	(2,931)	(17)		(3,488)

Net book value at 31 December	1,104	139	2,799	16	1,108	5,166

Accounting policy change (IFRS 16) (note 30)		470		140		610

Net book value at 1 January	1,104	609	2,799	156	1,108	5,776

Differences on exchange	(56)	(30)	(136)	(9)	(51)	(282)

Additions

– right-of-use assets	–	85	–	77		162

– separately acquired	3	1	46	–	566	616

– acquisition of subsidiaries (note 23)	–	4	2	–	–	6

Reallocations	73	12	610	–	(695)	–

Depreciation	(37)	(114)	(308)	(62)		(521)

Impairment	(6)	(2)	(159)	–	(7)	(174)

Right-of-use assets – reassessments, modifications and terminations	–	(9)	–	(18)		(27)

Disposals	(5)	–	(27)	–		(32)

Net reclassifications as held-for-sale	–	–	(6)	–		(6)

31 December

Cost	1,503	785	5,795	215	921	9,219

Accumulated depreciation and impairment	(427)	(229)	(2,974)	(71)	–	(3,701)

Net book value at 31 December	1,076	556	2,821	144	921	5,518

		2018
		Freehold property £m	Leasehold property £m	Plant, equipment and other £m	Assets in the course of construction £m	Total £m
1 January

Cost		1,455	267	5,552	917	8,191

Accumulated depreciation and impairment		(369)	(124)	(2,816)		(3,309)

Net book value at 1 January		1,086	143	2,736	917	4,882

Differences on exchange		76	4	27	(5)	102

Additions

– separately acquired		5	1	41	722	769

Reallocations		58	2	466	(526)	–

Depreciation		(34)	(11)	(318)		(363)

Impairment		(74)	–	(120)		(194)

Disposals		(13)	–	(17)		(30)
31 December

Cost		1,515	268	5,763	1,108	8,654

Accumulated depreciation and impairment		(411)	(129)	(2,948)		(3,488)

Net book value at 31 December		1,104	139	2,815	1,108	5,166

In 2018, the differences on exchange include £149 million of indexation in respect of the operations in Venezuela. However, management believes that such a revaluation is not reflective of the fair value of assets in Venezuela and an impairment charge of £110 million has been recognised, as explained in note 3(h).

Also in 2018, the closing balance of ‘plant, equipment and other’ includes £16 million of leased assets (£33 million of cost and £17 million of accumulated depreciation). Upon adoption of IFRS 16 Leases prospectively from 1 January 2019, the right-of-use assets have been reported in a separate asset class, ‘plant, equipment and other leased’, as explained in note 30.

156	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

9 Property, plant and equipment continued

Right-of-use assets

The Group’s leasehold property arrangements relate mostly to office, retail space and warehouse facilities occupied by Group subsidiaries worldwide, whereas the ‘plant, equipment and other’ leasing arrangements relate principally to the lease of the distribution fleet, industrial equipment as well as tobacco vending machines by the Group’s subsidiaries. Upon adoption of IFRS 16 Leases, £610 million worth of right-of-use assets have been capitalised as at 1 January 2019. During 2019, further additions of £135 million (net of reassessments, modifications and terminations) were made to the Group assets portfolio.

As explained in note 11, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House). Globe House is included in freehold property above with a carrying value of £184 million (2018: £185 million).

	2019 £m	2018 £m

Cost of freehold land within freehold property on which no depreciation is provided	261	255

Leasehold land and property comprises

– net book value of long leasehold	83	100

– net book value of short leasehold	473	46

	556	146

Contracts placed for future expenditure	133	141

10 Investments in associates and joint ventures

	2019 £m	2018 £m
1 January	1,737	1,577

Total comprehensive income (note 5)	390	387

Dividends	(239)	(211)

Additions (note 23)	8	–

Other equity movements	(36)	(16)

31 December	1,860	1,737

Non-current assets	1,237	1,225

Current assets	1,085	953

Non-current liabilities	(74)	(71)

Current liabilities	(388)	(370)

	1,860	1,737

ITC Ltd. (Group’s share of the market value is £9,099 million (2018: £11,465 million))	1,794	1,682

Other listed associates (Group’s share of the market value is £221 million (2018: £183 million))	22	20

Unlisted associates	44	35

	1,860	1,737

The Group’s investment in Tisak d.d. (Tisak) was acquired as part of the TDR transaction (note 23). During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (Agrokor) to convert certain outstanding trading balances into long-term loans and an additional shareholding in Tisak. As part of the agreement, Agrokor had the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group had legal ownership of the additional shareholding, it did not consider that the shares provided any additional equity interest and continued to account for 26% of the equity of Tisak. In 2017, due to the financial difficulties of Agrokor and Tisak, the Group fully impaired this investment. This resulted in a charge of £27 million to the income statement that has been reported as an adjusting item in note 5. In July 2018, Agrokor’s creditors approved a settlement plan proposed by Agrokor’s administrators. The settlement plan has not returned any value to the Group and Tisak is expected to be liquidated in 2020.

Included within the dividends amount of £239 million (2018: £211 million) are £231 million (2018: £204 million) attributable to dividends declared by ITC.

The principal associate undertaking of the Group is ITC Ltd. (“ITC”) as shown under associates undertakings and joint ventures.

BAT Annual Report and Form 20-F 2019	157

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

10 Investments in associates and joint ventures continued

ITC Ltd.

ITC is an Indian conglomerate based in Kolkata and maintains a presence in cigarettes, hotels, paper and packaging, agri-business and other fast-moving goods (e.g. confectionery, branded apparel, personal care, stationery and safety matches). BAT’s interest in ITC is 29.46%.

ITC prepares accounts on a quarterly basis with a 31 March year-end. As permitted by IAS 28, results up to 30 September 2019 have been used in applying the equity method. This is driven by the availability of information at the half-year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2019.

	2019 £m	2018 £m

Non-current assets	4,124	4,106

Current assets	3,234	2,823

Non-current liabilities	(237)	(238)

Current liabilities	(1,031)	(1,002)

	6,090	5,689

Group’s share of ITC Ltd. (2019: 29.46%; 2018: 29.57%)	1,794	1,682

11 Retirement benefit schemes

The Group’s subsidiary undertakings operate over 190 retirement benefit arrangements worldwide including arrangements required by local employment laws. The majority of scheme members (including deferred and retired members) belong to defined benefit schemes. The majority of defined benefit schemes are funded externally, and many are closed to new entrants. The Group also operates a number of defined contribution schemes, and the majority of employees actively accruing retirement benefits do so as members of these arrangements.

The liabilities arising in the defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.

The principal schemes are in the US, UK, Germany, Canada, Netherlands and Switzerland. Together, schemes in these territories account for around 95% of the total obligations of the Group’s defined benefit pension arrangements. These obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. In addition, the Group operates several healthcare benefit schemes, of which the most significant are in the US and Canada. The liabilities in respect of healthcare benefits are also assessed by qualified independent actuaries, applying the projected unit credit method.

All of these arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. For example, in the US, the main funded pension schemes are the Reynolds American Retirement Plan and the Retirement Income Plan for Certain RAI Affiliates, and the main funded healthcare scheme is the Brown & Williamson Tobacco Corporation Welfare & Fringe Benefit Plan, all of which are established with corporate trustees that are required to run the schemes in accordance with the Plan’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act 1974. Similarly, in the UK, the main pension scheme is the British American Tobacco UK Pension Fund (“UK Fund”), which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the Fund’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pensions Act 2004 and all other relevant legislation.

Responsibility for the governance of the schemes across the Group, including investment decisions and contribution schedules, generally lies with the trustees. The trustees for each arrangement will usually consist of representatives appointed by both the sponsoring company and the beneficiaries. In the US, the corporate trustees act as custodians with a committee of local management acting in a fiduciary capacity with regard to investment decisions, risk mitigation and administration of the arrangements.

The majority of schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, and after taking into account regulatory requirements in each territory. The Group’s contributions to funded retirement benefit schemes in 2020 in total are expected to be £80 million compared to £82 million in 2019.

Contributions to the various funded schemes in the US are agreed with the relevant corporate Trustee, the named fiduciary, scheme actuaries and the committee of local management after taking account of statutory requirements including the Pensions Protection Act of 2006, as amended. Through its US subsidiaries, the Group intends to make significant regular contributions, when required, with the aim of maintaining a funding status of at least 90% and becoming fully funded long-term. During 2019, the Group did not contribute to its funded pension and post-retirement plans in the US and does not expect to do so in 2020.

158	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

11 Retirement benefit schemes continued

With effect from July 2018, contributions to the UK Fund, as agreed with the Trustee to meet the cost of future benefit accrual, were £18 million per annum. Additional annual contributions to cover funding shortfalls are payable as required until the Fund is valued to 110% on a Technical Provisions basis. These were £12 million in 2019 and 2018 and are expected to be the same in 2020, subject to review as part of the next formal triennial valuation effective March 2020. Total contributions payable to the UK Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million. The charge would be triggered in the event that the Group defaults on agreed contributions due to the Fund or if an insolvency event occurs with respect to the UK entity responsible for making the payments. The charge is due to be released in 2039 but may be released earlier by negotiation or if the Fund is valued to 115% on a Technical Provisions basis. Under the rules of the scheme, any future surplus would be returnable to the Group by refund at the end of the life of the scheme. The funding commitment is therefore not considered onerous, and in accordance with IFRIC 14 no additional liabilities or surplus restriction have been recognised in respect of these commitments.

Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £17 million in 2020 and around £30 million per annum for the four years after that. Contributions to pension schemes in Canada, Netherlands and Switzerland in total are anticipated to be around £24 million in 2020 and then around £10 million per annum for the four years after that.

The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due, including Defined Benefit and Defined Contribution Unapproved Unfunded Retirement Benefit Schemes (DB UURBS and DC UURBS respectively). The DC UURBS credits accrued in the year are increased in line with the Company’s Weighted Average Cost of Debt and the scheme is therefore treated as a defined benefit scheme under IAS 19. For unfunded schemes in the US, UK and Canada, 40% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 28% between 10 and 20 years, 18% between 20 and 30 years, and 14% thereafter.

The funded arrangements in the Group have policies on investment management, including strategies over a preferred long-term investment profile, and schemes in certain territories including Canada and Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities.

For funded schemes in the US, the Group employs a risk mitigation strategy which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the hedging portfolio, which uses extended duration fixed income holdings (typically US Government and investment grade corporate bonds) and, to a lesser extent, derivatives to match a portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the return-seeking portfolio, which is designed to enhance portfolio returns. The return-seeking portfolio is broadly diversified across asset classes.

On 31 May 2019, the Trustee of the UK Fund entered into an agreement with Pension Insurance Corporation plc (“PIC”) to acquire an insurance policy that operates as a UK Fund investment asset, with the intent of matching a specific part of the UK Fund’s future cash flow arising from the accrued pension liabilities of retired and deferred members. Such an arrangement is commonly termed as a “buy-in”. The buy-in reduces the UK Fund’s value at risk in relation to key risks associated with improved longevity, inflation and interest rate movements whilst improving the security to the UK Fund and its members. The Group consequently benefits from the buy-in as it reduces the UK Fund’s reliance on the Group for future cash funding requirements. The buy-in transaction involved the transfer of £3.4 billion of assets held by the UK Fund to PIC and, as such, had no cash effect to the Group. On an IAS 19 basis, the fair value of the insurance policy will match the present value of the liabilities being insured. On completion of the transaction, a loss of £691 million was recognised through the statement of other comprehensive income on the revaluation of the insurance asset with no impact to the income statement. For the residual assets in the UK Fund, the strategy is broadly split 70% risk reducing assets and 30% return seeking assets. The return seeking portfolio is invested in illiquid assets and the corresponding strategy is to allow these assets to naturally wind down over time, with their value being realised as the investments mature. This is consistent with the Trustee’s ultimate target which is to be 100% invested in risk reducing assets.

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

BAT Annual Report and Form 20-F 2019	159

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

11 Retirement benefit schemes continued

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

Present value of funded scheme liabilities	(11,454)	(11,031)	(272)	(286)	(11,726)	(11,317)

Fair value of funded scheme assets	11,682	11,747	178	178	11,860	11,925

	228	716	(94)	(108)	134	608

Unrecognised funded scheme surpluses	(28)	(20)	–	–	(28)	(20)

	200	696	(94)	(108)	106	588

Present value of unfunded scheme liabilities	(578)	(531)	(557)	(575)	(1,135)	(1,106)

	(378)	165	(651)	(683)	(1,029)	(518)

The above net (liability)/asset is recognised in the balance sheet as follows:

– retirement benefit scheme liabilities	(807)	(982)	(652)	(683)	(1,459)	(1,665)

– retirement benefit scheme assets	429	1,147	1	–	430	1,147

	(378)	165	(651)	(683)	(1,029)	(518)
The net liabilities of funded pension schemes by territory are as follows:

	Liabilities		Assets		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

– US	(4,945)	(4,835)	4,818	4,464	(127)	(371)

– UK	(3,214)	(2,962)	3,533	4,016	319	1,054

– Germany	(958)	(949)	928	948	(30)	(1)

– Canada	(738)	(694)	747	708	9	14

– Netherlands	(778)	(782)	814	793	36	11

– Switzerland	(333)	(326)	294	283	(39)	(43)

– Rest of Group	(488)	(483)	548	535	60	52

Funded schemes	(11,454)	(11,031)	11,682	11,747	228	716

Of the Group’s unfunded pension schemes 50% (2018: 48%) relate to arrangements in the UK and 32% (2018: 32%) relate to arrangements in the US, while 86% (2018: 87%) of the Group’s unfunded healthcare arrangements relate to arrangements in the US.

The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

Defined benefit schemes

Service cost

– current service cost	92	95	2	2	94	97

– past service cost/(credit), curtailments and settlements	7	–		(1)	7	(1)

Net interest on the net defined benefit liability

– interest on scheme liabilities	391	364	34	33	425	397

– interest on scheme assets	(388)	(362)	(8)	(8)	(396)	(370)

– interest on unrecognised funded scheme surpluses	–	2		–	–	2

	102	99	28	26	130	125

Defined contribution schemes	97	87	–	–	97	87

Total amount recognised in the income statement (note 3(a))	199	186	28	26	227	212

The above charges are recognised within employee benefit costs in note 3(a) and include a charge of £16 million in 2019 (2018: £3 million) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs charged in arriving at profit from operations (note 3(e)). Included in current service cost in 2019 is £21 million (2018: £16 million) of administration costs. Current service cost is stated after netting employee contributions, where applicable.

160	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

11 Retirement benefit schemes continued

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total
	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

Present value at 1 January	11,562	12,077	861	948	12,423	13,025

Differences on exchange	(343)	295	(30)	43	(373)	338

Current service cost	94	95	2	2	96	97

Past service cost/(credit) & settlements	7	(10)	–	(1)	7	(11)

Interest on scheme liabilities	391	364	34	33	425	397

Contributions by scheme members	–	2	–	–	–	2

Benefits paid	(743)	(694)	(63)	(62)	(806)	(756)

Actuarial (gains)/losses

– arising from changes in demographic assumptions	(84)	(12)	(10)	(4)	(94)	(16)

– arising from changes in financial assumptions	1,105	(547)	70	(49)	1,175	(596)

Experience gains	43	(8)	(35)	(49)	8	(57)

Present value at 31 December	12,032	11,562	829	861	12,861	12,423
Changes in financial assumptions principally relate to discount rate movements in both years. Scheme liabilities by scheme membership:
	Pension schemes		Healthcare schemes		Total
	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

Active members	1,895	1,785	59	55	1,954	1,840

Deferred members	1,308	1,259	2	2	1,310	1,261

Retired members	8,829	8,518	768	804	9,597	9,322

Present value at 31 December	12,032	11,562	829	861	12,861	12,423
Approximately 95% of scheme liabilities in both years relate to guaranteed benefits. The movements in funded scheme assets are as follows:
	Pension schemes		Healthcare schemes		Total
	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

Fair value of scheme assets at 1 January	11,747	12,157	178	193	11,925	12,350

Differences on exchange	(326)	262	(6)	8	(332)	270

Settlements	–	(10)	–	–	–	(10)

Interest on scheme assets	388	362	8	8	396	370

Company contributions	82	176	–	45	82	221

Contributions by scheme members	3	–	–	–	3	–

Benefits paid	(704)	(684)	(17)	(61)	(721)	(745)

Actuarial gains/(losses)	492	(516)	15	(15)	507	(531)

Fair value of scheme assets at 31 December	11,682	11,747	178	178	11,860	11,925

	Pension schemes		Healthcare schemes		Total
	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

Equities – listed	1,221	1,133	7	5	1,228	1,138

Equities – unlisted	1,025	930	68	59	1,093	989

Bonds – listed	2,739	5,925	7	11	2,746	5,936

Bonds – unlisted	2,417	1,672	74	84	2,491	1,756

Other assets – listed	549	618	13	10	562	628

Other assets – unlisted	3,731	1,469	9	9	3,740	1,478

Fair value of scheme assets at 31 December	11,682	11,747	178	178	11,860	11,925

Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

BAT Annual Report and Form 20-F 2019	161

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

11 Retirement benefit schemes continued

In the above analysis investments via equity-based investment funds are shown under listed equities, and investments via bond-based investment funds are shown under listed bonds. Other assets include insurance contracts, cash and other deposits, derivatives and other hedges, recoverable taxes, infrastructure investments and investment property.

In the US, pension plan assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches. Allowable investment types include global equity, fixed income, real assets, private equity and absolute return. The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.

The UK Fund historically has diversified a portion of the assets held by investing in equities listed on non-UK stock exchanges via investment funds, and by making use of liability driven investment funds and inflation opportunity funds as part of its investment portfolio. As noted above, during 2019 the Trustee acquired an insurance policy that operates as a UK Fund investment asset in a “buy-in” transaction. The residual assets now predominantly consist of liability driven investments and absolute return funds as well as a proportion of illiquid investments, such as private equity and infrastructure investments.

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

The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total

	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m

Unrecognised funded scheme surpluses at 1 January	(20)	(23)	(18)	–	–	–	(20)	(23)	(18)

Differences on exchange	(1)	1	3	–	–	–	(1)	1	3

Interest on unrecognised funded scheme surpluses	–	(2)	(2)	–	–	–	–	(2)	(2)

Movement in year (note 18)	(7)	4	(6)	–	–	–	(7)	4	(6)

Unrecognised funded scheme surpluses at 31 December	(28)	(20)	(23)	–	–	–	(28)	(20)	(23)

The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following territories are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date.

	2019						2018

	US	UK	Germany	Canada	Netherlands	Switzerland	US	UK	Germany	Canada	Netherlands	Switzerland

Rate of increase in salaries (%)	3.4	3.0	0.6	3.0	2.1	1.3	3.9	3.2	1.7	3.0	2.1	1.3

Rate of increase in pensions in payment (%)	2.5	3.0	0.4	Nil	0.9	Nil	2.5	3.2	1.1	Nil	1.1	Nil

Rate of increase in deferred pensions (%)	–	2.2	0.4	Nil	0.9	–	–	2.2	1.1	Nil	1.1	–

Discount rate (%)	3.3	2.0	0.3	3.0	1.1	0.1	4.3	2.9	1.3	3.8	1.8	0.9

General inflation (%)	2.5	3.0	0.4	2.0	2.0	1.1	2.5	3.2	1.1	2.0	2.0	1.1

	2019						2018

	US	UK	Germany	Canada	Netherlands	Switzerland	US	UK	Germany	Canada	Netherlands	Switzerland

Weighted average duration of liabilities (years)	11.4	16.1	14.0	11.0	17.8	13.9	10.8	16.0	8.2	10.5	17.5	12.8

For healthcare inflation in the US, the assumption is 6.5% for both years and in Canada, the assumption is 5.0% for both years.

162	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

11 Retirement benefit schemes continued

Mortality assumptions are subject to regular review. The principal schemes used the following tables:

US	PRI-2012 mortality tables without collar or amount, projected with MP-2019 generational projection (2018: RP-2018 and MP-2018)
UK	S2PA (YOB) with the CMI (2018) improvement model with a 1.25% long term improvement rate (2018: CMI (2017))
Germany	RT Heubeck 2018 G (both years)
Canada	CPM-2014 Private Table (both years)
Netherlands	AG Prognosetafel 2018 (both years)
Switzerland	LPP/BVG 2015 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate (both years)

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	US		UK		Germany		Canada		Netherlands		Switzerland

	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
31 December 2019

Member age 65 (current life expectancy)	20.6	22.6	22.4	23.9	20.2	23.7	21.6	23.9	21.0	24.3	21.8	23.8

Member age 45 (life expectancy at age 65)	22.2	24.1	24.0	25.2	23.0	25.9	22.6	24.9	23.4	26.3	23.7	25.7
31 December 2018

Member age 65 (current life expectancy)	20.7	22.7	22.6	24.1	17.0	20.6	21.5	23.9	20.8	24.5	21.8	23.8

Member age 45 (life expectancy at age 65)	22.3	24.2	24.2	25.4	19.8	22.8	22.5	24.8	23.1	26.5	23.6	25.6

For the remaining territories, typical assumptions are that real salary increases will be from 0% to 5.0% (2018: 0.5% to 6.3%) per annum and discount rates will be from 0% to 11.7% (2018: 0.6% to 7.6%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation. Assumptions of life expectancy are in line with best practice in each territory. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.

The valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2019 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	0.25 percentage point increase £m	0.25 percentage point decrease £m

Average life expectancy – increase/(decrease) of scheme liabilities	387	(385)

Rate of inflation – increase/(decrease) of scheme liabilities			173	(163)

Discount rate – (decrease)/increase of scheme liabilities			(350)	367

A one percentage point increase in healthcare inflation would increase healthcare scheme liabilities by £42 million, and a one percentage point decrease would decrease liabilities by £36 million. The income statement effect of this change in assumption is not material.

BAT Annual Report and Form 20-F 2019	163

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

12 Deferred tax

Net deferred tax (liabilities)/assets comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m
1 January 2019	(70)	(210)	105	(281)	222	(18,246)	1,048	(17,432)

Differences on exchange	4	11	(2)	15	(9)	701	(40)	680

Subsidiaries acquired (note 23)	–	–	–	–	–	(4)	–	(4)

Credited/(charged) to the income statement	21	(9)	(24)	(52)	(15)	92	(68)	(55)

(Charged)/credited relating to changes in tax rates	–	–	–	–	(1)	49	(1)	47

Credited to other comprehensive income	–	–	–	–	82	–	56	138

31 December 2019	(45)	(208)	79	(318)	279	(17,408)	995	(16,626)
31 December 2017	(91)	(174)	113	(241)	264	(17,323)	656	(16,796)

Accounting policy change (IFRS 9) (note 30)	–	–	–	–	–	–	7	7

Revised 1 January 2018	(91)	(174)	113	(241)	264	(17,323)	663	(16,789)

Differences on exchange	(7)	(10)	4	6	15	(1,066)	47	(1,011)

Subsidiaries acquired (note 23)	–	–	–	–	–	(3)	4	1

Credited/(charged) to the income statement	27	(16)	(11)	(46)	(36)	67	319	304

Credited/(charged) relating to changes in tax rates	1	(10)	(1)	–	4	79	(3)	70

(Charged)/credited to other comprehensive income	–	–	–	–	(25)	–	18	(7)

31 December 2018	(70)	(210)	105	(281)	222	(18,246)	1,048	(17,432)

The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £424 million and deferred tax liability of £17,050 million (2018: deferred tax asset of £344 million and deferred tax liability of £17,776 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority. At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £342 million (2018: £308 million) which have no expiry date and unused tax losses of £208 million (2018: £502 million) which will expire within the next 10 years.

In 2019 and 2018 the Group has not recognised any deferred tax asset in respect of deductible temporary differences which have no expiry date and has not recognised £92 million (2018: £184 million) in respect of deductible temporary differences which will expire within the next 10 years.

At the balance sheet date, the Group has unused tax credits of £80 million (2018: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.

At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax and for which no withholding tax liability has been recognised was £0.6 billion (2018: £0.7 billion).

13 Trade and other receivables

	2019 £m	2018 £m

Trade receivables	3,369	2,868

Loans and other receivables	629	1,082

Prepayments and accrued income	343	323

	4,341	4,273

Current	4,093	3,588

Non-current	248	685

	4,341	4,273

The majority of receivables are held in order to collect contractual cash flows, in accordance with the Group’s business model for managing financial assets, and hence are measured at amortised cost. In certain countries, however, the Group has entered into factoring arrangements and periodically sells certain trade receivables to banks and other financial institutions, without recourse, for cash. These trade receivables have been derecognised from the statement of financial position to reflect the transfer by the Group of substantially all of the risks and rewards of the receivables, including credit risk. Consequently, the cash inflows have been recognised within operating cash flows. Typically in these

164	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

13 Trade and other receivables continued

arrangements, the Group also acts as a collection agent for the bank. At 31 December, the value of trade receivables derecognised through the factoring arrangements where the Group acts as a collection agent was £572 million (2018: £428 million) and where the Group does not act as a collection agent was £26 million (2018: £40 million). Included in trade receivables above is £295 million (2018: £270 million) of trade debtor balances which were available for factoring under these arrangements.

Included in loans and other receivables are £110 million of litigation related deposits (2018: £553 million). Management has determined that these payments represent a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity either by being recoverable on conclusion of ongoing appeal processes or by reducing amounts payable on recognition of liabilities which have yet to be determined should the appeal process fail. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

Prepayments and accrued income include £5 million (2018: £6 million) of accrued income in relation to rebates.

On 1 March 2019, the Quebec Court of Appeal in Montreal upheld the Superior Court’s decision of May 2015 (reducing ITCAN’s share of the judgment due to a change in interest computation to a maximum of CAD$9.2 billion). The Court of Appeal also upheld the previously stated requirements for the defendants to deposit CAD$1.1 billion into an escrow account. The Board of Directors of ITCAN reassessed the recoverability of the litigation related deposit and, accordingly, the Group recognised a charge against the income statement of £436 million in the period, reflecting the amount of the judgment that is considered to be probable and estimable in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Consequently, the deposit which was shown as receivable at 31 December 2018 has been utilised against management’s best estimate of the liability. Further details are provided in note 27.

Amounts receivable from related parties including associated undertakings are shown in note 26.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2019 £m	2018 £m

Trade receivables – gross	3,396	2,898

Trade receivables – allowance	(27)	(30)

Loans and other receivables – gross	639	1,092

Loans and other receivables – allowance	(10)	(10)

Prepayments and accrued income	343	323

Net trade and other receivables per balance sheet	4,341	4,273

The movements in the allowance account are as follows:

	2019			2018

	Trade receivables £m	Loans and other receivables £m	Total £m	Trade receivables £m	Loans and other receivables £m	Total £m

1 January	30	10	40	39	46	85

Accounting policy change (IFRS 9) (notes 1 and 30)	–	–	–	37	8	45

Revised 1 January	30	10	40	76	54	130

Differences on exchange	(2)		(2)	2	–	2

Provided in the year	24		24	16	10	26

Released	(25)		(25)	(64)	(54)	(118)

31 December	27	10	37	30	10	40

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

Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 4.2% (2018: 3.5%), UK sterling: 0.2% (2018: 4.2%), Euro: 1.1% (2018: 1.6%) and other currencies: 11.2% (2018: 6.6%).

There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.

BAT Annual Report and Form 20-F 2019	165

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

14 Investments held at fair value

	2019 £m	2018 £m
Investments

Fair value through P&L	127	213

Fair value through OCI	8	4

	135	217

Current	123	178

Non-current	12	39

	135	217

Investments held at fair value through OCI relate to the Group’s strategic investments in China Materialia Fund II.

	2019 £m	2018 £m

Functional currency	131	212

US dollar	4	–

Euro	–	–

Other currency	–	5

	135	217

The classification of these investments under the IFRS 13 fair value hierarchy is given in note 22.

There is no material difference between the investments held at fair value and their gross contractual values.

15 Derivative financial instruments

The fair values of derivatives are determined based on market data (primarily yield curves, implied volatilities and exchange rates) to calculate the present value of all estimated flows associated with each derivative at the balance sheet date. In the absence of sufficient market data, fair values would be based on the quoted market price of similar derivatives. The classification of these derivative assets and liabilities under the IFRS 13 fair value hierarchy is given in note 22.

	2019		2018
	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Fair value hedges

– interest rate swaps	177	62	181	83

– cross-currency swaps	191	–	282	–

Cash flow hedges

– interest rate swaps	–	187	–	98

– cross-currency swaps	114	84	149	56

– forward foreign currency contracts	57	50	61	42

Net investment hedges

– forward foreign currency contracts	178	19	10	174

Held-for-trading*

– interest rate swaps	3	6	6	–

– forward foreign currency contracts	45	60	46	63

Total	765	468	735	516

Current	313	181	179	302

Non-current	452	287	556	214

	765	468	735	516

Derivatives

– in respect of net debt	527	384	647	269

– other	238	84	88	247

	765	468	735	516

*

Derivatives which do not meet the tests for hedge accounting under IFRS 9 or which are not designated as hedging instruments are referred to as “held-for-trading”. These derivatives principally consist of forward foreign currency contracts which have not been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group does not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.

166	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

15 Derivative financial instruments continued

For cash flow hedges, the timing of expected cash flows is as follows: assets of £171 million (2018: £210 million) of which £51 million (2018: £59 million) is expected within one year and £114 million (2018: £149 million) beyond five years and liabilities of £321 million (2018: £196 million) of which £75 million (2018: £39 million) is expected within one year and £163 million (2018: £113 million) beyond five years.

The Group’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings and are reflected in the currency table in note 19. Interest rate swaps have been used to manage the interest rate profile of external borrowings and are reflected in the re-pricing table in note 19.

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.

The maturity dates of all gross-settled derivative financial instruments are as follows:

	2019				2018
	Assets		Liabilities		Assets		Liabilities
	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m

Within one year

– forward foreign currency contracts	10,168	(9,367)	8,534	(8,069)	7,081	(6,526)	9,876	(9,749)

– cross-currency swaps	35	(38)	18	(62)	55	(54)	33	(92)

Between one and two years

– forward foreign currency contracts	548	(524)	278	(263)	332	(330)	449	(441)

– cross-currency swaps	811	(765)	969	(1,012)	36	(43)	20	(73)

Between two and three years

– cross-currency swaps	15	(23)	17	(36)	830	(771)	1,008	(1,075)

Between three and four years

– cross-currency swaps	725	(590)	683	(679)	15	(26)	17	(38)

Between four and five years

– cross-currency swaps	9	(15)	10	(15)	733	(592)	690	(730)

Beyond five years

– cross-currency swaps	762	(609)	460	(435)	754	(625)	469	(490)

	13,073	(11,931)	10,969	(10,571)	9,836	(8,967)	12,562	(12,688)

The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:

	2019		2018
	Assets Inflow £m	Liabilities Outflow £m	Assets Inflow £m	Liabilities Outflow £m

Within one year	44	44	53	40

Between one and two years	25	39	48	19

Between two and three years	25	39	45	15

Between three and four years	10	21	26	13

Between four and five years	43	63	23	15

Beyond five years	182	263	15	23

	329	469	210	125

BAT Annual Report and Form 20-F 2019	167

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

15 Derivative financial instruments continued

The items designated as hedging instruments are as follows:

	2019		2018

	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m
Interest rate risk exposure:

Fair value hedges

– interest rate swaps	3,065	73	4,470	11

– cross-currency swaps	1,436	(72)	1,561	19

Cash flow hedges

– interest rate swaps	4,068	(103)	2,715	(98)

– cross-currency swaps	2,695	(61)	2,856	(91)
Foreign currency risk exposure:

Cash flow hedges

– forward foreign currency contracts	3,827	(3)	3,574	(4)

Net investment hedges (derivative related)

– forward foreign currency contracts	5,274	161	5,291	(166)

Net investment hedges (non-derivative related)

– debt (carrying value) in borrowings designated as net investment hedges of net assets	372	22	4,647	(226)

16 Inventories

			2019 £m	2018 £m

Raw materials and consumables			2,750	3,049

Finished goods and work in progress			3,258	2,877

Goods purchased for resale			86	103

			6,094	6,029

Inventories pledged as security for liabilities amount to £7 million (2018: £7 million). Write-offs taken to other operating expenses in the Group income statement were £255 million (2018: £148 million; 2017: £114 million), including amounts relating to restructuring costs. Goods purchased for resale include Group brands produced under third party contract manufacturing arrangements.

168	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

17 Cash and cash equivalents

	2019 £m	2018 £m

Cash and bank balances	2,256	2,069

Cash equivalents	270	533

	2,526	2,602

The carrying value of cash and cash equivalents approximates their fair value.

Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2019 £m	2018 £m

Functional currency	2,199	2,144

US dollar	127	158

Euro	64	174

Other currencies	136	126

	2,526	2,602

In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2019 £m	2018 £m

Cash and cash equivalents as above	2,526	2,602

Less overdrafts and accrued interest	(491)	(274)

Net cash and cash equivalents	2,035	2,328

Cash and cash equivalents include restricted amounts of £627 million (2018: £170 million), principally due to exchange control regulations in certain countries and subsidiaries in CCAA protection (note 28).

Cash and cash equivalents also include £14 million (2018: £125 million) of cash that is held as a hedging instrument.

BAT Annual Report and Form 20-F 2019	169

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

18 Capital and reserves

(a) Share capital

	Ordinary shares of 25p each Number of shares	£m

Allotted and fully paid

1 January 2019	2,456,415,884	614.09

Changes during the year – share option schemes	104,854	0.03

31 December 2019	2,456,520,738	614.12

Allotted and fully paid 1 January 2018	2,456,278,414	614.06

Changes during the year – share option schemes	137,470	0.03

31 December 2018	2,456,415,884	614.09

Allotted and fully paid 1 January 2017	2,027,019,508	506.75

Changes during the year – share option schemes	213,144	0.05

– Issue of shares RAI acquisition	429,045,762	107.26

31 December 2017	2,456,278,414	614.06

(b) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m

31 December 2019	94	101	26,414	26,609

31 December 2018	91	101	26,414	26,606

31 December 2017	87	101	26,414	26,602

Share premium account

The share premium account includes the difference between the value of shares issued and their nominal value. The increase of £3 million (2018: £4 million; 2017: £5 million) relates solely to ordinary shares issued under the Company’s share option schemes.

Capital redemption account

On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity.

Merger reserve account

The merger reserve comprises:

a.

In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group and the difference between the fair value of shares issued and their nominal value of £3,748 million was credited to merger reserves; and

b.

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group. Shares were issued for the acquisition and the difference between the fair value of shares issued and their nominal value of £22,666 million was credited to merger reserves.

170	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

18 Capital and reserves continued

(c)	Equity attributed to owners of the parent – movements in other reserves and retained earnings (which are after deducting treasury shares) shown above comprise:

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m

1 January 2019	(914)	(177)	6	179	573	(333)	(5,242)	43,799

Comprehensive income and expense

Profit for the year	–	–	–	–	–	–	–	5,704

Differences on exchange	(2,948)	–	–	–	–	(2,948)	–	–

Cash flow hedges

– net fair value losses	–	(246)	–	–	–	(246)	–	–

– reclassified and reported in profit for the year	–	53	–	–	–	53	–	–

Net investment hedges – net fair value gains	21	–	–	–	–	21	–	–

– differences on exchange on borrowings	(18)	–	–	–	–	(18)	–	–

Associates – share of OCI, net of tax (note 5)	(115)	–	–	–	–	(115)	–	–

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	56	–	–	–	56	–	–

Retirement benefit schemes

– net actuarial losses (note 11)	–	–	–	–	–	–	–	(582)

– surplus recognition (note 11)	–	–	–	–	–	–	–	(7)

Associates – share of OCI, net of tax (note 5)	–	–	7	–	–	7	–	–

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	75

Other changes in equity

Cash flow hedges reclassified and reported in total assets	–	(32)	–	–	–	(32)	–	–

Employee share options – value of employee services	–	–	–	–	–	–	–	115

Dividends and other appropriations – ordinary shares	–	–	–	–	–	–	–	(3,476)

Purchase of own shares – held in employee share ownership trusts	–	–	–	–	–	–	(117)	–

Other movements	–	–	–	–	–	–	98	(133)

31 December 2019	(3,974)	(346)	13	179	573	(3,555)	(5,261)	45,495

BAT Annual Report and Form 20-F 2019	171

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

18 Capital and reserves continued

							Retained earnings

	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m

31 December 2017	(4,029)	(132)	17	179	573	(3,392)	(5,195)	42,130

Accounting policy change (IFRS 9) (note 30)	–	–	(9)	–	–	(9)	–	(29)

1 January 2018	(4,029)	(132)	8	179	573	(3,401)	(5,195)	42,101

Comprehensive income and expense

Profit for the year	–	–	–	–	–	–	–	6,032

Differences on exchange	3,861	–	–	–	–	3,861	–	–

Cash flow hedges

– net fair value losses	–	(58)	–	–	–	(58)	–	–

– reclassified and reported in profit for the year	–	17	–	–	–	17	–	–

Investments held at fair value – reclassified and reported in retained earnings	–	–	(8)	–	–	(8)	–	8

Net investment hedges

– net fair value losses	(472)	–	–	–	–	(472)	–	–

– differences on exchange on borrowings	(236)	–	–	–	–	(236)	–	–

Associates – share of OCI, net of tax (note 5)	(38)	–	–	–	–	(38)	–	–

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	18	–	–	–	18	–	–

Retirement benefit schemes

– net actuarial gains (note 11)	–	–	–	–	–	–	–	138

– surplus recognition (note 11)	–	–	–	–	–	–	–	4

Associates – share of OCI, net of tax (note 5)	–	–	6	–	–	6	–	–

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	(33)

Other changes in equity

Cash flow hedges reclassified and reported in total assets	–	(22)	–	–	–	(22)	–	–

Employee share options – value of employee services	–	–	–	–	–	–	–	121

Dividends and other appropriations – ordinary shares	–	–	–	–	–	–	–	(4,463)

Purchase of own shares – held in employee share ownership trusts	–	–	–	–	–	–	(139)	–

Non-controlling interests – acquisitions (note 23(c))	–	–	–	–	–	–	–	(11)

Other movements	–	–	–	–	–	–	92	(98)

31 December 2018	(914)	(177)	6	179	573	(333)	(5,242)	43,799

172	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

18 Capital and reserves continued

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Available- for-sale reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m

1 January 2017	(382)	4	39	179	573	413	(5,053)	8,384

Comprehensive income and expense

Profit for the year	–	–	–	–	–	–	–	37,485

Differences on exchange	(3,082)	–	–	–	–	(3,082)	–	–

Cash flow hedges

– net fair value losses	–	(263)	–	–	–	(263)	–	–

– reclassified and reported in profit for the year	–	109	–	–	–	109	–	–

– reclassified and reported in total assets	–	(16)	–	–	–	(16)	–	–

Investments held at fair value

– net fair value losses	–	–	(27)	–	–	(27)	–	–

Net investment hedges

– net fair value gains	425	–	–	–	–	425	–	–

– differences on exchange on borrowings	(67)	–	–	–	–	(67)	–	–

Associates – share of OCI, net of tax (note 5)	(923)	–	5	–	–	(918)	–	–

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	34	–	–	–	34	–	–

Retirement benefit schemes

– net actuarial gains (note 11)	–	–	–	–	–	–	–	832

– surplus recognition (note 11)	–	–	–	–	–	–	–	(5)

Associates – share of OCI, net of tax (note 5)	–	–	–	–	–	–	–	25

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	(171)

Other changes in equity

Employee share options

– value of employee services	–	–	–	–	–	–	–	105

Dividends and other appropriations – ordinary shares	–	–	–	–	–	–	–	(4,465)

Purchase of own shares – held in employee share ownership trusts	–	–	–	–	–	–	(205)	–

Other movements	–	–	–	–	–	–	63	(60)

31 December 2017	(4,029)	(132)	17	179	573	(3,392)	(5,195)	42,130

i. Translation reserve:

The translation reserve is explained in the accounting policy on foreign currencies in note 1.

In 2018, within the translation reserve differences on exchange, a gain of £107 million has been recognised in relation to the application of hyperinflationary accounting in Venezuela as explained in note 3(h).

In 2017, included within the £923 million of differences on exchange in respect of associates is a debit of £545 million in respect of foreign exchange recycled from reserves as a result of the divestment of the RAI associate. This has been reported in the Group’s share of post-tax results of associates and joint ventures.

ii. Hedging reserve:

The hedging reserve is explained in the accounting policy on financial instruments in note 1.

Of the amounts reclassified from the hedging reserve and reported in profit for the year, a gain of £12 million (2018: £15 million gain; 2017: £52 million gain) and a gain of £3 million (2018: £23 million gain; 2017: £27 million loss) were reported within revenue and raw materials and consumables, respectively, together with a gain of £11 million (2018: £7 million loss; 2017: £4 million gain) reported in other operating expenses and a gain of £27 million (2018: £14 million loss; 2017: £80 million gain) reported within net finance costs.

BAT Annual Report and Form 20-F 2019	173

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

18 Capital and reserves continued

The Group hedges certain foreign currency denominated borrowings with cross-currency interest rate swaps. As permitted by IFRS 9 Financial Instruments, the foreign currency basis spreads have been separated from the hedging instrument and are recognised in reserves as a “cost of hedging” and are reclassified to the income statement in the same period in which profit and loss is affected by the hedged expected cashflows as a component of the associated interest expense. The basis spreads are disclosed within hedging reserves as they are not material. Included within the balance of hedging reserves at 31 December 2019 is an accumulated gain of £14 million (2018: £20 million gain) in respect of the cost of hedging.

iii. Fair value reserve (available-for-sale reserve, prior to 1 January 2018):

The fair value reserve (available-for-sale reserve, prior to 1 January 2018) is explained in the accounting policy on financial instruments in note 1. Fair value gains and losses arising from investments held at fair value through other comprehensive income are recognised in this reserve.

iv. Revaluation reserve:

The revaluation reserve relates to the acquisition of the cigarette and snus business of ST in 2008.

v. Other reserves:

Other reserves comprise:

(a) £483 million which arose in 1998 from merger accounting in a Scheme of Arrangement and Reconstruction whereby British American Tobacco p.l.c. acquired the entire share capital of B.A.T Industries p.l.c. and the share capital of that company’s principal financial services subsidiaries was distributed, so effectively demerging them; and

(b) In the 1999 Rothmans transaction, convertible redeemable preference shares were issued as part of the consideration. The discount on these shares was amortised by crediting other reserves and charging retained earnings. The £90 million balance in other reserves comprises the accumulated balance in respect of the preference shares converted during 2004.

vi. Treasury shares:

Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,845 million (2018: £4,845 million; 2017: £4,845 million) for shares repurchased and not cancelled and £416 million (2018: £397 million; 2017: £350 million) in respect of the cost of own shares held in employee share ownership trusts.

The share buy-back programme was suspended from 30 July 2014. As at 31 December 2019, treasury shares include 8,275,677 (2018: 7,536,408; 2017: 6,750,597) of shares held in trust and 162,645,590 (2018: 162,645,590; 2017: 162,645,590) of shares repurchased and not cancelled as part of the Company’s share buy-back programme.

Taxation in equity

The tax attributable to components of other comprehensive income is as follows:

	2019 £m	2018 £m	2017 £m
Hedging reserve

Cash flow hedges – net fair value losses	56	18	34

	56	18	34
Retained earnings

– actuarial losses/(gains) in respect of subsidiaries	75	(33)	(171)

	75	(33)	(171)

Owners of the parent	131	(15)	(137)

Non-controlling interests	–	–	–

Total tax recognised in other comprehensive income for the year (note 6(f))	131	(15)	(137)

(d) Non-controlling interests

Movements in non-controlling interests primarily relate to profit for the year and dividends (reported as a movement in retained earnings) and differences on exchange arising from the translation into sterling (reported as a movement in other reserves). Information on subsidiaries with material non-controlling interests is provided in note 28.

(e) Dividends and other appropriations

With effect from 1 January 2018, the Company pays dividends on a quarterly basis. The interim quarterly dividend payment for the year ended 31 December 2018 of 203.0p per ordinary share (prior year: 195.2p per ordinary share) was payable in four equal instalments: amounts payable in May 2019 of £1,157 million (May 2018: £1,117 million), August 2019 of £1,159 million (August 2018: £1,112 million), November 2019 of £1,160 million (November 2018: £1,115 million) and £1,161 million in February 2020 (February 2019: £1,119 million) respectively. The total dividends recognised as an appropriation from reserves in 2019 was £3,476 million (2018: £4,463 million).

Prior to 2018, the Group paid a final dividend of 118.1p per share in May 2017 amounting to £2,181 million and an interim dividend of 56.5p per share in September 2017 amounting to £1,284 million. As part of the transition to interim dividends, and to ensure shareholders received the equivalent amount of total cash payments in 2018 as they would have under the previous payment policy, an additional interim dividend of 43.6p per share amounting to £1,000 million was paid in February 2018. The total dividends appropriated from reserves in respect of 2017 were £4,465 million.

174	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

18 Capital and reserves continued

During the year, as an outcome of the Financial Reporting Council’s (FRC’S) review of the Group’s 2018 Report and Accounts, the Group received correspondence related to a number of areas, including the accounting treatment for interim dividends. It was agreed that the recognition of an accrual at 31 December 2017 (in respect of the dividend paid in February 2018) and 31 December 2018 (in respect of the dividend paid in February 2019) was incorrect. The error was identified by reference to the ICAEW Technical Release 02/17BL regarding ‘Guidance on Realised and Distributable Profits under the Companies Act 2006’. This translated into an overstatement of liabilities and understatement of equity by £1,000 million in 2017 and £1,116 million in 2018. Accordingly, the Group has revised the treatment with respect to dividends, to recognise interim dividends in the period in which they are paid. The review conducted by the FRC was based solely on the Group’s published report and accounts and does not provide any assurance that the report and accounts are correct in all material respects.

After considering the requirements of IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the Directors determined that the impact of the error, whilst over the Group’s materiality (£330 million in 2017 and £420 million in 2018), would not influence the economic decisions of the users of the financial statements with the share price trading “ex-dividend” at the balance sheet date. The Directors also determined that there was no impact to the amount or timing of the cash received by shareholders, no impact to the Group’s Income Statement in those periods and had no impact to the Group’s performance metrics on an actual or forecast basis. Accordingly, the Directors concluded that the error was not material and that prior years would not be restated.

From 2019, the Group will recognise interim dividends in the Group’s financial statements in the period in which they are paid. This does not constitute any change in the Group’s approach to dividend distribution to shareholders which remains being the declaration of the dividend by the Directors in February following the balance sheet date, payable over 4 equal quarterly instalments.

In addition, on 27 February 2020, the Board declared an interim dividend of 210.4p per ordinary share of 25p, for the year ended 31 December 2019, payable in four equal quarterly instalments of 52.6p per ordinary share in May 2020, August 2020, November 2020 and February 2021. These payments will be recognised as appropriations from reserves in 2020 and 2021. The total amount payable is estimated to be £4,826 million based on the number of shares outstanding at the date of these accounts.

19 Borrowings

	Currency	Maturity dates	Interest rates	2019 £m	2018 £m

Eurobonds	Euro	2020 to 2045	0.9% to 4.9%	7,591	8,717

	Euro	2021	3m EURIBOR +50bps	931	986

	UK sterling	2021 to 2055	1.8% to 7.3%	4,161	4,671

	US dollar	2019	1.6%	–	512

	Swiss franc	2021 to 2026	0.6% to 1.4%	510	523

Bonds issued pursuant to Rules under the U.S. Securities Act (as amended)	US dollar	2020 to 2049	2.8% to 8.1%	23,805	25,428

	US dollar	2020 to 2022	USD 3m LIBOR + 59bps to 88bps	1,325	1,381

Bonds and notes				38,323	42,218

Commercial paper				1,056	536

Other loans				4,624	3,859

Bank loans				293	608

Bank overdrafts				491	274

Lease liabilities				579	14

				45,366	47,509

The interest on the commercial paper referred to in the table above is based on USD LIBOR plus a margin ranging between 22 and 63 basis points and EURIBOR plus a margin ranging between 10 and 24 basis points (2018: USD LIBOR plus a margin ranging between 22 and 65 basis points and EURIBOR plus a margin ranging between 8 and 15 basis points).

Other loans primarily comprise of £745 million (2018: £nil) relating to bilateral facilities maturing in 2020 and £3,859 million (2018: £3,859 million) relating to two £1,929 million term loans maturing in 2020 and 2022.

Current borrowings per the balance sheet include interest payable of £474 million at 31 December 2019 (2018: £470 million). Included within borrowings are £5,136 million (2018: £6,245 million) of borrowings subject to fair value hedges where their amortised cost has been increased by £210 million (2018: £179 million) in the table above.

The fair value of borrowings is estimated to be £45,674 million (2018: £44,457 million) of which £38,631 million (2018: £39,169 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy and £7,043 million (2018: £5,288 million) has been calculated based on discounted cash flow analysis and is within level 3 of the fair value hierarchy.

Amounts secured on Group assets including property, plant and equipment, inventory and receivables as at 31 December 2019 are £88 million (2018: £75 million). The majority of lease liabilities are also secured against the associated assets.

BAT Annual Report and Form 20-F 2019	175

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

19 Borrowings continued

Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2019 £m	2018 £m	2019 £m	2018 £m

Within one year	7,562	4,225	8,926	5,636

Between one and two years	2,947	7,261	4,181	8,471

Between two and three years	6,992	2,958	8,215	4,086

Between three and four years	2,505	7,095	3,529	8,131

Between four and five years	3,173	2,580	3,871	3,462

Beyond five years	22,187	23,390	32,176	32,712

	45,366	47,509	60,898	62,498

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	US dollar £m	UK sterling £m	Euro £m	Canadian dollar £m	Other currencies £m	Total £m

31 December 2019

Total borrowings	32,536	2,772	451	8,919	10	678	45,366

Effect of derivative financial instruments

– cross-currency swaps	3,946	–	(450)	(3,432)	–	(249)	(185)

– forward foreign currency contracts	(610)	(213)	–	440	–	372	(11)

	35,872	2,559	1	5,927	10	801	45,170

31 December 2018

Total borrowings	32,612	3,803	450	10,089	–	555	47,509

Effect of derivative financial instruments

– cross-currency swaps	4,029	17	(450)	(3,653)	–	(256)	(313)

– forward foreign currency contracts	(1,905)	1,961	–	(389)	–	321	(12)

	34,736	5,781	–	6,047	–	620	47,184

The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m
31 December 2019

Total borrowings	11,145	1,888	4,432	2,451	3,161	22,289	45,366

Effect of derivative financial instruments

– interest rate swaps	1,794	(508)	(226)	–	–	(1,060)	–

– cross-currency swaps	1,335	(758)	–	(649)	–	(115)	(187)

	14,274	622	4,206	1,802	3,161	21,114	45,179
31 December 2018

Total borrowings	10,384	4,540	1,967	4,577	2,585	23,456	47,509

Effect of derivative financial instruments

– interest rate swaps	3,069	(589)	(539)	(236)	–	(1,705)	–

– cross-currency swaps	1,318	–	(793)	–	(700)	(138)	(313)

	14,771	3,951	635	4,341	1,885	21,613	47,196

176	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

19 Borrowings continued

Lease liabilities are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2019 £m	2018 £m	2019 £m	2018 £m

Within one year	154	7	178	7

Between one and two years	120	5	138	5

Between two and three years	92	2	100	2

Between three and four years	64	–	72	–

Between four and five years	43	–	51	–

Beyond five years	106	–	135	–

	579	14	674	14

The Group’s undrawn committed borrowing facilities (note 22) total £6,000 million (2018: £6,000 million) with £3,000 million maturing within one year (2018: £3,000 million maturing within one year) and with £3,000 million maturing between one and two years (2018: £3,000 million maturing between two and three years).

The Group defines net debt as follows:

	2019 £m	2018 £m

Borrowings*	44,787	47,495

Lease liabilities	579	14

Derivatives in respect of net debt:

– assets (note 15)	(527)	(647)

– liabilities (note 15)	384	269

Cash and cash equivalents (note 17)	(2,526)	(2,602)

Current investments held at fair value (note 14)	(123)	(178)

	42,574	44,351

*	Borrowings as at 31 December 2019 include £848 million (2018: £944 million) in respect of the purchase price adjustments relating to the acquisition of Reynolds.

The movements in net debt are presented below along with a reconciliation to the financing activities in the Group Cash Flow Statement:

	2019 £m
	Opening balance	Accounting policy change (IFRS 16) (note 30)	Subsidiaries acquired	Cash flow	Foreign exchange	Fair value, accrued interest and other	Closing balance

Borrowings	47,495	–	–	(1,176)	(1,536)	4	44,787

Lease liabilities	14	607	3	(154)	(30)	139	579

Derivatives in respect of net debt:

– assets (note 15)	(647)	–	–	(2)	107	15	(527)

– liabilities (note 15)	269	–	–	(389)	491	13	384

Cash and cash equivalents (note 17)	(2,602)	–	–	17	57	2	(2,526)

Current investments held at fair value (note 14)	(178)	–	–	95	38	(78)	(123)

	44,351	607	3	(1,609)	(873)	95	42,574

Other movements in lease liabilities in 2019 mainly comprise additions of £135 million (net of reassessments, modifications and terminations), see note 9. The £78 million increase in current investments held at fair value represents the fair value gains for these investments.

BAT Annual Report and Form 20-F 2019	177

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

19 Borrowings continued

	2018 £m
	Opening balance	Accounting policy change (IFRS 9) (note 30)	Revised opening balance	Subsidiaries acquired	Cash flow	Foreign exchange	Fair value, accrued interest and other	Closing balance

Borrowings	49,450	–	49,450	–	(3,671)	1,826	(96)	47,509

Derivatives in respect of net debt:

– assets (note 15)	(640)	–	(640)	–	109	(55)	(61)	(647)

– liabilities (note 15)	117	–	117	–	(6)	132	26	269

Cash and cash equivalents (note 17)	(3,291)	–	(3,291)	(1)	563	100	27	(2,602)

Current investments held at fair value (note 14)	(65)	(144)	(209)	–	9	53	(31)	(178)

	45,571	(144)	45,427	(1)	(2,996)	2,056	(135)	44,351

	2019 £m	2018 £m

Cash flows per net debt statement	(1,609)	(2,996)

Non-financing cash flows included in net debt	(329)	(386)

Interest paid	(1,601)	(1,557)

Interest element of lease liabilities	(32)	(2)

Remaining cash flows relating to derivative financial instruments	(173)	(54)

Purchases of own shares held in employee share ownership trusts	(117)	(139)

Dividends paid to owners of the parent	(4,598)	(4,347)

Capital injection from/(purchases) of non-controlling interests	20	(11)

Dividends paid to non-controlling interests	(157)	(142)

Other	3	4

Net cash used in financing activities per cash flow statement	(8,593)	(9,630)

178	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

20 Provisions for liabilities

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	Other provisions £m	Total £m

1 January 2019	127	33	108	381	649

Differences on exchange	(11)	(1)	–	(17)	(29)

Provided in respect of the year	235	9	–	793	1,037

– in respect of Quebec Class Action	–	–	–	436	436

– in respect of excise dispute in Russia	–	–	–	252	252

– in respect of other	235	9	–	105	349

Utilised during the year	(53)	(13)	(35)	(498)	(599)

– in respect of Quebec Class Action	–	–	–	(436)	(436)

– in respect of other	(53)	(13)	(35)	(62)	(163)

31 December 2019	298	28	73	659	1,058

Analysed on the balance sheet as

– current	203	14	6	447	670

– non-current	95	14	67	212	388

	298	28	73	659	1,058

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	Other provisions £m	Total £m

1 January 2018	158	40	138	417	753

Differences on exchange	–	(3)	–	(15)	(18)

Provided in respect of the year	41	10	–	50	101

Utilised during the year	(72)	(14)	(30)	(71)	(187)

31 December 2018	127	33	108	381	649

Analysed on the balance sheet as

– current	74	17	19	208	318

– non-current	53	16	89	173	331

	127	33	108	381	649

The restructuring provisions relate to the restructuring and integration costs incurred and are reported as adjusting items. The principal restructuring activities in 2019 and 2018 are as described in note 3(e). While some elements of the non-current provisions of £95 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 29% will unwind within five years.

Employee-related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, and ‘jubilee’ payments due after a certain service period. It is estimated that approximately 28% of the non-current provisions of £14 million will unwind within five years.

A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 27. This agreement led to payments of £32 million in 2019 (2018: £25 million). In addition, the Group incurred legal costs of £3 million (2018: £5 million), which were also charged against the provision. It is expected that the non-current provision will unwind within five years.

On 10 February 2017, a decision was delivered on the further hearing related to a payment of dividends by Windward to Sequana in May 2009. Further details are provided in note 27.

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

In 2019, following the Quebec Class Action judgment on 1 March 2019, the Group recognised a provision of CAD$758 million (£436 million) representing the expected liability associated with the claim. As explained in note 13, the Group has utilised the litigation related deposit against the current estimate of the liability and consequently both the provision and litigation related deposit (note 13) have reduced. Further details are provided in note 27.

As explained in note 3(h), in 2019, the Group recognised a provision of £252 million in relation to the Russia excise dispute.

Amounts provided above are shown net of reversals of unused provisions which include reversals of £18 million (2018: £12 million) for restructuring of existing businesses, £3 million (2018: £4 million) for employee benefits and £97 million (2018: £111 million) for other provisions, of which £10 million (2018: £56 million) was reclassified to trade and other payables.

BAT Annual Report and Form 20-F 2019	179

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

21 Trade and other payables

	2019 £m	2018 £m

Trade payables	3,453	3,557

Duty, excise and other taxes	3,852	3,519

Accrued charges and deferred income	2,037	2,038

FII GLO deferred income (note 6(b))	963	963

Social security and other taxation	51	55

Sundry payables	405	1,554

	10,761	11,686

Current	9,727	10,631

Non-current	1,034	1,055

	10,761	11,686

The movement in sundry payables relates to the correction for the accounting for dividends, as explained in note 18(e).

As explained in note 13, the Group acts as a collection agent for banks and other financial institutions in certain debt factoring arrangements. The cash collected in respect of these arrangements that has not yet been remitted amounts to £115 million (2018: £118 million) and is included in sundry payables.

In addition, the Group has certain Supply Chain Financing (SCF) or ‘reverse factoring’ arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a bank or other financial institution prior to their due date. Management has determined that the Group’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Group’s perspective, remain unaltered, with only the ultimate payee being changed. At 31 December 2019, the value of amounts payable under the SCF programmes was £71 million (2018: £45 million). The cash outflows in respect of these arrangements have been recognised within operating cash flows.

Accrued charges and deferred income include £4 million of deferred income (2018: £5 million) and £61 million (2018: £51 million) in respect of interest payable mainly related to tax matters. FII GLO deferred income of £963 million relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (note 6(b)). Amounts payable to related parties including associated undertakings are shown in note 26.

There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.

Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 6% in other currencies (2018: less than 5% in other currencies).

22 Financial instruments and risk management

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

The Group defines capital as net debt (note 19) and equity (note 18). The only externally imposed capital requirement for the Group is interest cover as described under interest rate risk below. The Group assesses its financial capacity by reference to cash flow, net debt and interest cover. Group policies include a set of financing principles and key performance indicators including the monitoring of credit ratings, interest cover and liquidity. These provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2019 is 3.3% (2018: 3.0%).

The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:

Liquidity risk

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2019, the average centrally managed debt maturity was 9.1 years (2018: 8.8 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 18.6% (2018: 18.4%).

It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion US commercial paper (US CP) programme and the Group £3 billion euro commercial paper (ECP) programme are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c.. At 31 December 2019, commercial paper of £1,056 million was outstanding (2018: £536 million).

180	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

22 Financial instruments and risk management continued

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

The Group continues to target a solid investment-grade credit rating. Following the announcement of the agreement to acquire the remaining 57.8% of Reynolds American Inc. not already owned by the Group, in January 2017, Moody’s and S&P revised the Group’s rating to Baa2 and BBB+ with stable outlook, respectively. The Group’s strategy is to continue deleveraging and is seeking to recover to Baa1/ BBB+ in the medium term. The Group is confident of its continued ability to successfully access the debt capital markets.

As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2019, cash and cash equivalents include £nil invested in money market funds (2018: £25 million).

As part of its working capital management, in certain countries, the Group has entered into factoring arrangements and supply chain financing arrangements. These are explained in further detail in note 13 and note 21.

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

In March and June 2019, the Group repaid €820 million and US$750 million bonds at maturity, respectively.

In July 2019, the Group extended the £3 billion tranche of its £6 billion revolving credit facility for a further 364 days with a one-year term-out option. At 31 December 2019, the facility was undrawn (2018: the facility was undrawn). On 12 March 2020, the Group refinanced the existing two-tranche £6 billion revolving credit facility with a new two-tranche £6 billion revolving credit facility. This consists of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options).

In July 2019, the Group also arranged short term bilateral facilities with some of its core banks for a total amount of £745 million.

Additionally, the Group filed its inaugural SEC shelf programme in July 2019. The SEC shelf programme together with the EMTN programme, will be the basis for future normal issuances in the capital markets.

The Group accessed the US dollar bond market through the SEC shelf programme in September 2019, successfully raising US$3.5 billion across 4 tranches.

In September 2019, the Group repaid a US$650 million bond at maturity.

As part of the liquidity management strategy, the Group has redeemed prior to their maturity a US$2.25 billion bond in September 2019 and a US$1.25 billion bond in November 2019, that would have otherwise matured in 2020.

In December 2019, the Group repaid a £500 million bond at maturity.

In January 2018, the Group repaid the £600 million that was drawn under the 364-day £3 billion Group revolving credit facility. The facility had a one-year extension option which was utilised in July 2018.

In March and June 2018, the Group repaid €400 million and US$2,500 million bonds at maturity, respectively.

Currency risk

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian rouble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian rupee. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2019, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 59% US dollar (2018: 65%), 13% euro (2018: 13%), 21% sterling (2018: 16%) and 7% other currencies (2018: 6% other currencies).

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

A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £16 million lower (2018: £33 million higher; 2017: £14 million lower) and items recognised directly in other comprehensive income being £22 million lower (2018: £384 million higher; 2017: £148 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £20 million higher (2018: £41 million lower; 2017: £4 million higher) and items recognised directly in other comprehensive income being £27 million higher (2018: £469 million lower; 2017: £148 million lower).

BAT Annual Report and Form 20-F 2019	181

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

22 Financial instruments and risk management continued

The exchange sensitivities on items recognised directly in other comprehensive income relate to hedging of certain net asset currency positions in the Group, as well as on cash flow hedges in respect of future transactions, but do not include sensitivities in respect of exchange on non-financial assets or liabilities.

Interest rate risk

The objectives of the Group’s interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group and to safeguard against any possible breach of its financial covenants. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.

The Group targets an interest cover ratio, as calculated under its key central banking facilities, of greater than 5 and for 2019 it is 7.1 times (2018: 7.2 times; 2017: 7.8 times). The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of at least 4.5 times.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. At 31 December 2019, the relevant ratios of floating to fixed rate borrowings were 18:82 (2018: 21:79) on a net basis. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps to vary the fixed and floating mix, or forward starting swaps to manage the refinancing risk. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

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

A 100 basis point increase in interest rates would result in pre-tax profit being £143 million lower (2018: £90 million lower; 2017: £108 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being £108 million higher (2018: £74 million higher; 2017: £77 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.

The Group has early adopted the Amendments to IFRS9 Financial Instruments in respect of the Interest Rate Benchmark Reform as a result of the UK Financial Conduct Authority’s announcement on 27 July 2017. Considering the relevant hedge relationships impacted by these amendments, as at 31 December 2019, the Group has floating rate borrowings with nominal value of £1,929 million and US$750 million (£566 million) that are due to mature in January 2022 and August 2022 respectively.

In relation to the Group’s floating rate borrowings and hedge instruments, there is exposure to uncertainty arising from changes in the USD LIBOR, EURIBOR and GBP LIBOR benchmarks. The Group believes that its contracts with interest rates based on these benchmarks adequately provide for alternate calculations of interest in the event that they are unavailable. The Group believes that any resulting ineffectiveness consequent to the Interest Rate Benchmark Reform is likely to be immaterial. Although these calculations may cause an administrative burden, the Group does not believe that these would materially adversely affect the Group or its ability to manage its interest rate risk.

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

With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. In 2014, the Group entered into a guarantee arrangement in respect of the borrowings of the non-controlling interest in relation to the capital injection made to the Group’s Algerian business. The Group no longer has this credit exposure as it was repaid in 2018. In addition, the Group has entered into short-term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £54 million (2018: £102 million). In 2017, the Group entered into a guarantee arrangement to support a short-term credit facility with a distributor. The maximum exposure under the arrangement would be £54 million (2018: £102 million).

Price risk

The Group is exposed to price risk on investments held by the Group, which are included in investments held at fair value on the consolidated balance sheet, but the quantum of such is not material.

182	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

22 Financial instruments and risk management continued

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

The Group’s risk management strategy has been explained in further detail under the interest rate risk and currency risk sections of this note.

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

Fair value hierarchy

The following table presents the Group’s financial assets and liabilities that are measured at fair value in accordance with IFRS 13 classification hierarchy:

	2019				2018
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Assets at fair value

Investment held at fair value (note 14)	78	–	57	135	141	–	76	217

Derivatives relating to

– interest rate swaps (note 15)	–	180	–	180	–	187	–	187

– cross-currency swaps (note 15)	–	305	–	305	–	431	–	431

– forward foreign currency contracts (note 15)	–	280	–	280	–	117	–	117

Assets at fair value	78	765	57	900	141	735	76	952

Liabilities at fair value

Derivatives relating to

– interest rate swaps (note 15)	–	255	–	255	–	181	–	181

– cross-currency swaps (note 15)	–	84	–	84	–	56	–	56

– forward foreign currency contracts (note 15)	–	129	–	129	–	279	–	279

Liabilities at fair value	–	468	–	468	–	516	–	516

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

Netting arrangements of derivative financial instruments

The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

	2019			2018
	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m

Financial assets – Derivative financial instruments (note 15)	765	(291)	474	735	(295)	440

Financial liabilities – Derivative financial instruments (note 15)	(468)	291	(177)	(516)	295	(221)

	297	–	297	219	–	219

*	No financial instruments have been offset in the Group balance sheet.

The Group is subject to master netting arrangements in force with financial counterparties with whom the Group trades derivatives.

BAT Annual Report and Form 20-F 2019	183

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

22 Financial instruments and risk management continued

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

The hedged items by risk category are presented below:

	2019
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included £m	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve £m

Fair value hedges

Interest rate risk – borrowings (liabilities)	5,136	210	Borrowings	(9)

Cash flow hedges

Interest rate risk – borrowings (liabilities)	4,013		Borrowings	163	(308)

– derivative financial instruments (assets)*	2		Derivative financial instruments	–	–

– derivative financial instruments (liabilities)*	(49)		Derivative financial instruments	1	(1)

*  The carrying value reported for derivative financial instruments represents the aggregated exposure as at the balance sheet date. For assets, the gross nominal value amounts to £226 million (2018: £nil) and for liabilities, the gross nominal value amounts to £932 million (2018: £nil).

	2018
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included £m	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve £m

Fair value hedges

Interest rate risk – borrowings (liabilities)	6,424	179	Borrowings	(32)

Cash flow hedges

Interest rate risk – borrowings (liabilities)	2,819		Borrowings	189	(146)

£372 million (2018: £4,647 million) of the Group’s borrowings are designated as net investment hedge instruments of the Group’s net investments in foreign operations. In line with the Group’s risk management policies, the net investment hedge relationships are reviewed periodically. Consequently, a number of these relationships have matured in 2019. The change in the value used for calculating hedge ineffectiveness for hedged items designated under net investment hedge relationships is £22 million (2018: £226 million).

As at 31 December 2019, the total balance of the cash flow hedge reserve was a loss of £346 million (2018: loss of £177 million) including a loss of £309 million (2018: loss of £146 million) in relation to interest rate exposure and foreign currency exposure arising from borrowings held by the Group, a loss of £160 million (2018: loss of £98 million) in relation to interest rate exposure on forecasted borrowings, and a gain of £105 million (2018: gain of £48 million) in relation to deferred tax arising from cash flow hedges. The remainder related to the Group’s foreign currency exposure on forecasted transactions, and cost of hedging (note 18(c)(ii)).

184	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

23 Business combinations, disposals and other changes in the Group

(a) Reynolds American Inc. (“RAI”)

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group for a consideration of £41.8 billion. RAI ceased to be reported as an associate and has been consolidated as a wholly owned subsidiary from the acquisition date. RAI shareholders received, for each share of RAI common stock, US$29.44 in cash, without interest, and 0.5260 BAT ordinary shares represented by BAT American Depositary Shares listed on the New York Stock Exchange. The fair value of consideration paid to RAI shareholders was £41,770 million. Included in the fair value of consideration paid to RAI shareholders is £22,828 million of non-cash consideration of which £22,773 million arises from the issue of BAT ordinary shares (note 18).

In accordance with IFRS 3, the step-acquisition of RAI has been accounted for as if the Group has contributed its previously held equity interest in RAI at fair value as part of the consideration for acquiring 100% of the net assets of RAI. The value attributable to BAT’s shareholding was £30,145 million, making the total acquisition price £71,915 million. In 2017, the difference between the fair value and the carrying value of the previously held equity interest has been recognised as a gain in the income statement.

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

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Proprietary Limited, a South African e-cigarette/nicotine vapour company with a market share of circa 70% within South Africa and a leading presence in shopping malls via its branded kiosks outlets.

Completion of the proposed acquisition was conditional upon South African anti-trust clearance, which was given in the second half of 2019 and BAT acquired control on 30 September 2019 for a purchase price of £25 million of which £6 million is deferred and contingent upon future performance in the market. Goodwill of £12 million, representing a strategic premium to enter this segment of the South African vapour market, and trademarks and similar intangibles of £15 million were recognised on acquisition.

On 8 April 2019, the Group via its US subsidiary R.J. Reynolds Vapor Company (“RJR Vapor”), acquired a 45% stake in VapeWild Holdings LLC, a vertically integrated vapour manufacturer and retailer with 13 branded vape shops and an e-commerce platform focused on its own branded liquids, for US$40 million. This was followed by a further acquisition of 15% on 24 June 2019 for US$8 million, giving the Group a 60% interest in the target for US$48 million (£36 million). The Group has accounted for these investments as a single transaction and has consolidated VapeWild as a subsidiary from the date of the first investment. Goodwill of £11 million, representing a strategic premium to enter this segment of the US vapour market, and trademarks and similar intangibles of £39 million were recognised on acquisition. Following the announcements with regards to flavours in vapour in the US, goodwill was impaired in full in 2019.

On 22 November 2018, the Group completed the acquisition of Quantus Beteiligungs-und Beratungsgesellschaft mbH, Germany’s leading vapour retail chain trading as ‘Highendsmoke’, from a private shareholder. The fair value of consideration payable was £21 million. Goodwill of £11 million, representing a strategic premium to enter the German vapour retail market, and trademarks and similar intangibles of £13 million were recognised on acquisition.

On 26 September 2018, as part of an agreement to acquire an additional 44% stake in the Myanmar business, the Group acquired the business and individual assets of a local distributor, Star Way Limited, from IMU Enterprises Limited for £6 million. Goodwill of £3 million, representing anticipated synergies, was recognised on acquisition.

On 1 August 2017, the Group acquired certain tobacco assets, including a distribution company, Tobacco Press d.o.o. Mostar, from Fabrika Duhana Sarajevo d.d in Bosnia-Herzegovina. The assets acquired, including goodwill of £2 million, brands and other intangibles of £39 million, and other assets, were purchased for a total consideration of £39 million.

On 5 May 2017, the Group acquired certain tobacco assets, including a distribution company, Express Logistic and Distribution EOOD (“ELD”), from Bulgartabac Holding AD in Bulgaria. The assets acquired, including brands and other intangibles of £117 million, were purchased for a total consideration of £110 million, of which £28 million was contingent upon future performance in the market. £14 million of this was paid during 2018 and £13 million of this was paid during 2019. Subsequently, ELD was disposed of in 2019 at carrying value.

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

On 4 January 2017, the Group completed the acquisition of 100% of Winnington Holding AB, a Swedish manufacturer of ‘white’ snus, for a purchase price of £31 million. Goodwill of £8 million and brands and similar intangibles of £28 million were recognised. £8 million of the consideration was contingent on post-acquisition targets being met and was substantially settled in January 2019.

On 30 December 2015, the Group acquired 100% of the CHIC Group from private shareholders. The fair value of the consideration payable was £82 million, of which £30 million was contingent on achievement of certain post-acquisition targets. £6 million of this was paid during 2016, £13 million during 2017 and a £1 million in final settlement in 2018.

BAT Annual Report and Form 20-F 2019	185

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

23 Business combinations, disposals and other changes in the Group continued

On 17 November 2015, the Group acquired 100% of Blue Nile Cigarette Company Limited from a private shareholder. The fair value of the consideration payable was £45 million of which £8 million was contingent on achievement of certain post-acquisition targets. Subsequent payments in respect of this were £1 million in 2016, £5 million in 2017, £1 million in 2018 and £1 million in 2019.

On 30 September 2015, the Group acquired TDR and other tobacco and retail assets from Adris Grupa d.d. (“Adris”) for a total enterprise value of €550 million. Part of the consideration was contingent upon certain targets being met post-acquisition, and £5 million of this was paid in January 2017. In 2019, the Group reached an agreement with Adris regarding the level of contingent consideration such that any remaining amounts would not be paid by the Group and the Group received €3 million in full and final settlement of all claims between Adris and the Group. Consequently, €9 million of cash and deferred consideration has been recognised as other income (note 3(e)).

(c) Non-controlling interests

In 2019, the Group made a capital contribution to Brascuba Cigarrillos S.A. at a cost of £20 million. This contribution was in proportion to a capital contribution made by the non-controlling interest to the Group company and as such, the Group’s shareholding remains unchanged.

In 2018, included in the acquisition of non-controlling interests are the purchases of the remaining shares in British American Tobacco Vranje a.d. in Serbia and an additional 44% stake in British American Tobacco Myanmar Limited. The financial impact of these transactions to the Group is immaterial individually and in aggregate.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o.

During 2015, the Group acquired a further 0.2% interest in BAT Chile Operaciones S.A. at a cost of £1 million. This increased the Group’s shareholding to 99%. A further 0.01% interest was acquired during 2017.

(d) Other transactions

On 10 January 2019, the Group acquired a minority stake in AYR Limited, a vapour technology company based in the UK, for £8 million, with the potential to increase this in the future. The investment terms also provide for the Group and AYR to agree a commercial collaboration agreement under which the Group and AYR will jointly develop future vaping products.

24 Share-based payments

The Group operates a number of share-based payment arrangements of which the two principal ones are:

Long-Term Incentive Plan (LTIP)

Nil-cost options exercisable after three years from date of grant with a contractual life of 10 years. Payout is subject to performance conditions based on earnings per share (40% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant) and net turnover (20% of grant) in 2019, 2018 and 2017. Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled LTIP awards are granted in March each year.

Following the acquisition of RAI on 25 July 2017, underlying RAI shares for LTIPs were replaced with BAT American Depositary Shares (ADS). LTIP awards for ADSs are measured against the performance conditions of RAI at the maximum of 150% at the vesting date. Equity-settled LTIPs were granted by RAI in March each year with options exercisable after three years from the date of grant with the payment made no later than 90 days from date of vesting. Participants are not entitled to dividends prior to exercise of the options.

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

The Group also has a number of other arrangements which are not material for the Group and these are as follows:

Sharesave Scheme (SAYE)

Options granted in March each year from 2011 onwards (previously November until 2009 and no options were granted during 2010) by invitation at a 20% discount to the market price. Options to this equity-settled scheme are exercisable at the end of a three-year or five-year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year.

Share Reward Scheme (SRS) and International Share Reward Scheme (ISRS)

Free shares granted in April each year (maximum £3,600 in any year) under the equity-settled schemes are subject to a three-year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares.

Partnership Share Scheme

Open to all eligible employees, where employees can allocate part of their pre-tax salary to purchase shares in British American Tobacco p.l.c.. The maximum amount that can be allocated in this way to any individual is £1,800 in any tax year. The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax-free after a five-year holding period.

186	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

24 Share-based payments continued

Share-based payment expense

The amounts recognised in the income statement in respect of share-based payments were as follows:

	2019		2018		2017
	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m

LTIP (note (a))	58	1	70	–	56	3

DSBS (note (b))	50	4	44	2	42	9

Other schemes	7	–	7	–	7	–

Total recognised in the income statement (note 3(a))	115	5	121	2	105	12

Share-based payment liability

The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2019 and 2018:

	2019		2018
	Vested £m	Unvested £m	Vested £m	Unvested £m

LTIP	0.5	2.8	0.5	2.6

DSBS	0.3	6.2	0.2	6.1

Total liability	0.8	9.0	0.7	8.7

(a) Long-Term incentive Plan

Details of the movements for the equity- and cash-settled LTIP scheme during the years ended 31 December 2019 and 31 December 2018, were as follows:

	2019		2018
	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands

Outstanding at start of year	6,908	306	6,030	378

Granted during the period	4,552	202	3,067	66

Exercised during the period	(1,045)	(129)	(1,739)	(102)

Forfeited during the period	(1,222)	(61)	(450)	(36)

Outstanding at end of year	9,193	318	6,908	306

Exercisable at end of year	739	25	676	22

As at 31 December 2019, the Group has 9,193,000 shares (2018: 6,908,000 shares) outstanding which includes 2,479,057 shares (2018: 1,208,129 shares) which are related to RAI LTIP awards from which 43,924 shares (2018: 72,033 shares) are exercisable at the end of the year.

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £28.31 (2018: £38.90; 2017: £51.95) for equity-settled and £30.87 (2018: £40.62; 2017: £52.08) for cash-settled options.

The weighted average British American Tobacco p.l.c. share price for ADS on the New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled RAI LTIP awards was US$36.35 (2018: US$51.43).

The outstanding shares for the year ended 31 December 2019 had a weighted average remaining contractual life of 8.2 years (2018: 8.1 years; 2017: 8.1 years) for the equity-settled scheme, 1.93 years for RAI equity-settled (2018: 1.91 years scheme; 2017: 2.17 years) and 8.3 years (2018: 8.1 years; 2017: 8.3 years) for the cash-settled share-based payment arrangements.

BAT Annual Report and Form 20-F 2019	187

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

24 Share-based payments continued

(b) Deferred Share Bonus Scheme

Details of the movements for the equity- and cash-settled DSBS scheme during the years ended 31 December 2019 and 31 December 2018, were as follows:

	2019		2018
	Equity- settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands

Outstanding at start of year	3,248	281	2,962	382

Granted during the period	2,097	202	1,262	66

Exercised during the period	(1,500)	(184)	(940)	(145)

Forfeited during the period	(97)	(17)	(36)	(22)

Outstanding at end of year	3,748	282	3,248	281

Exercisable at end of year	90	6	79	5

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £28.40 (2018: £40.00; 2017: £52.52) for equity-settled and £30.06 (2018: £40.51; 2017: £52.50) for cash-settled options.

The outstanding shares for the year ended 31 December 2019 had a weighted average remaining contractual life of 1.5 years (2018: 1.3 years; 2017: 1.3 years) for the equity-settled scheme and 1.5 years (2018: 1.1 years; 2017: 1.2 years) for the cash-settled scheme.

Valuation assumptions

Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

	2019		2018
	LTIP	DSBS	LTIP	DSBS

Expected volatility (%)	22.0	22.0	18.0	18.0

Average expected term to exercise (years)	3.5	3.0	3.5	3.0

Risk-free rate (%)	0.7	0.7	1.0	1.0

Expected dividend yield (%)	6.5	6.5	5.0	5.0

Expected dividend yield (%) – Management Board	6.0	6.0	5.0	5.0

Share price at date of grant (£)	30.83	30.83	38.94	38.94

Share price at date of grant (£) – Management Board	33.28	33.28	38.94	38.94

Fair value at grant date (£)	21.93	25.35	29.39	33.50

Fair value at grant date (£) – Management Board	24.03	25.35	29.39	33.50

Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2019 LTIP	2018 LTIP

Average share price volatility FMCG comparator group (%)	18	18

Average correlation FMCG comparator group (%)	28	31

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

188	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

25 Group employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 94,846 (2018: 95,239).

	2019 Number	2018 Number

United States	5,046	5,066

APME	14,910	15,074

AMSSA	18,638	19,351

ENA	25,505	26,102

Subsidiary undertakings	64,099	65,593

Associates	30,747	29,646

	94,846	95,239

Included within the employee numbers for ENA are certain employees in the UK in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

26 Related party disclosures

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited (a joint operation) are not included in these disclosures as the results are immaterial to the Group.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. The Group’s share of dividends from associates, included in other net income in the table below, was £239 million (2018: £211 million; 2017: £688 million).

	2019 £m	2018 £m	2017 £m

Transactions

– revenue	511	473	366

– purchases	(79)	(101)	(218)

– other net income	248	216	699

Amounts receivable at 31 December	42	26	40

Amounts payable at 31 December	(2)	(1)	(1)

As explained in note 23, in 2017, the Group completed the acquisition of the remaining 57.8% of RAI not already owned. This transaction has not been included in the table above.

On 17 December 2012, a wholly-owned subsidiary of the Group, BATUS Japan Inc. (BATUSJ), entered into an Amendment and Extension Agreement (referred to as the Amendment) with a wholly-owned subsidiary of RAI, R.J. Reynolds Tobacco Company (referred to as RJRTC). The Amendment modifies the American-blend Cigarette Manufacturing Agreement (referred to as the 2010 Agreement), effective as of 1 January 2010.

Prior to the Amendment, the term of the 2010 Agreement was scheduled to expire on 31 December 2014, subject to early termination and extension provisions. Pursuant to the Amendment, the Manufacturing Agreement would remain in effect beyond 31 December 2014, provided that either RJRTC or BATUSJ may terminate the Manufacturing Agreement by furnishing three years’ notice to the other party. Such notice was given in January 2016. As a result of early termination of this agreement the Group agreed to a compensation payment of US$90 million of which US$7 million was paid to RJRTC on 22 September 2016, with the Group recognising the full expense of US$90 million as required by IFRS in 2016. The balance was paid in March 2017.

During 2019, the Group acquired 60% of VapeWild Holdings LLC and a minority stake in AYR Limited. The Group also made a capital injection in Brascuba Cigarillos S.A..

During 2018, the Group acquired a further 44% interest in British American Tobacco Myanmar Limited and a further 11% interest in British American Tobacco Vranje.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o. and a further 0.01% interest in British American Tobacco Chile Operaciones S.A. The combined costs are less than £1 million.

As explained in note 11, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million.

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

BAT Annual Report and Form 20-F 2019	189

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

26 Related party disclosures continued

	2019 £m	2018 £m	2017 £m

The total compensation for key management personnel, including Directors, was:

– salaries and other short-term employee benefits	26	21	24

– post-employment benefits	4	4	5

– share-based payments	23	18	16

	53	43	45

The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chairman			Non-Executive Directors			Total

	2019 £’000	2018 £’000	2017 £’000	2019 £’000	2018 £’000	2017 £’000	2019 £’000	2018 £’000	2017 £’000	2019 £’000	2018 £’000	2017 £’000
Salary; fees; benefits; incentives

– salary	2,356	2,211	2,122							2,356	2,211	2,122

– fees				695	680	660	969	1,092	1,042	1,664	1,772	1,702

– taxable benefits	608	427	385	137	116	129	310	303	195	1,055	846	709

– short-term incentives	4,791	5,031	4,689							4,791	5,031	4,689

– long-term incentives	4,420	5,300	10,192							4,420	5,300	10,192

Sub-total	12,175	12,969	17,388	832	796	789	1,279	1,395	1,237	14,286	15,160	19,414
Pension; other emoluments

– pension	686	921	612							686	921	612

– other emoluments	47	50	50							47	50	50

Sub-total	733	971	662							733	971	662

Total emoluments	12,908	13,940	18,050	832	796	789	1,279	1,395	1,237	15,019	16,131	20,076

Aggregate gains on LTIP shares exercised in the year

	Award	Exercised LTIP shares	Exercise date	Price per share (£)	Aggregate gain (£)

Jack Bowles	12 May 2016	22,711	20 May 2019	29.72	674,971

Tadeu Marroco	12 May 2016	15,154	21 June 2019	27.97	423,857

LTIP – Value of awards 2016
			Shares	Price per share (£)[1]	Face value (£)

Jack Bowles			31,943	42.34	1,352,467

Tadeu Marroco			21,315	42.34	902,477

1 For information only as awards are made as nil-cost options. Sharesave – Aggregate Gains 2019
	Award date	Shares	Exercise date	Price per share (£)	Aggregate gain (£)

Nicandro Durante	26 August 2014	493	02 April 2019	31.79	1,930

Ben Stevens	26 August 2014	543	01 October 2019	29.87	1,083

Sharesave – Value of award 2014
			Shares	Price per share (£)	Face value (£)

Nicandro Durante			493	27.87	13,740

Ben Stevens			543	27.87	15,133

In 2019, no Sharesave options were exercised by current Executive Directors.

190	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments

1.	The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.

2.

Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, if it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management’s judgement.

3.	There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

General Litigation Overview

4.

There are a number of legal and regulatory actions, proceedings and claims against Group companies related to tobacco and new category products that are pending in a number of jurisdictions. These proceedings include, among other things, claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments).

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

6.

Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even hundreds of billions of sterling.

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

8.

Group companies generally do not settle claims. However, Group companies may enter into settlement discussions in some cases, if they believe it is in their best interests to do so. Exceptions to this general approach include, but are not limited to, actions taken pursuant to ‘offer of judgment’ statutes and Filter Cases, as defined below. An ‘offer of judgment,’ if rejected by the plaintiff, preserves the Group’s right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations. Other settlements by Group companies include the State Settlement Agreements (described below), the funding by various tobacco companies of a US$5.2 billion (approximately £3.9 billion) trust fund contemplated by the Master Settlement Agreement to benefit tobacco growers, the original Broin flight attendant case, and most of the Engle progeny cases pending in US federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.

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

10.

The following table lists the categories of the tobacco-related actions pending against Group companies as of 31 December 2019 and the increase or decrease from the number of cases pending against Group companies as of 31 December 2018. Details of the quantum of past judgments awarded against Group companies, the majority of which are under appeal, are also identified along with any settlements reached during the relevant period. Given the volume and more active nature of the Engle progeny cases and the Filter Cases in the US described below, and the fluctuation in the number of such cases and amounts awarded from year to year, the Group presents judgment or settlement figures for these cases on a three-year basis. Where no quantum is identified, either no judgment has been awarded against a Group company, or where a verdict has been reached no quantification of damages has been given, or no settlement has been entered into. Further details on the judgments, damages quantification and settlements are included within the case narratives below. For a discussion of the non-tobacco related litigation pending against the Group, see note 27, paragraph 85, et seq.

BAT Annual Report and Form 20-F 2019	191

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

Case Type	Case Numbers as at 31 December 2019	Case Numbers as at 31 December 2018 (note 1)	Change in Number Increase/(Decrease)

US tobacco-related actions

Medical reimbursement cases (note 2)	2	2	No change

Class actions (note 3)	19	20	(1)

Individual smoking and health cases (note 4)	135	111	24

Engle Progeny Cases (note 5)	1,773	2,268	(495)

Broin II Cases (note 6)	1,228	1,406	(178)

Filter Cases (note 7)	51	58	(7)

State Settlement Agreements – Enforcement and Validity (note 8)	4	2	2

Non-US tobacco-related actions

Medical reimbursement cases	18	19	(1)

Class actions (note 9)	13	13	No change

Individual smoking and health cases (note 10)	81	107	(26)

(Note 1) This includes cases to which the Reynolds American Inc. (“RAI”) group companies were a party at such date.

(Note 2) This category of cases includes the Department of Justice action. See note 27, paragraphs 20-24 and the list of Closed Litigation Matters.

(Note 3) See note 27, paragraphs 25-38.

(Note 4) This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs and punitive damages. Out of the 135 active individual smoking and health cases, six judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$192 million (approximately £145 million), which are pending post-trial in trial courts or on appeal. For a further description of these cases, see note 27, paragraph 40.

(Note 5) In July 1998, trial began in Engle v R.J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including R. J. Reynolds Tobacco Co. (“RJRT”) (individually, and as successor by merger to Lorillard Tobacco Company (“Lorillard Tobacco”)) and Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) (“B&W”). In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £109.5 billion) in punitive damages, apportioned US$36.3 billion (approximately £27.4 billion) to RJRT, US$17.6 billion (approximately £13.3 billion) to B&W, and US$16.3 billion (approximately £12.3 billion) to Lorillard Tobacco. This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. Putative Engle class members were permitted to file individual lawsuits, deemed ‘Engle progeny cases’, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008). Between the period 1 January 2017 and 31 December 2019, 40 judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$354 million (approximately £267 million). Certain of these judgments have been appealed by RJRT and in certain other cases, RJRT still had time to appeal, as of 31 December 2019. For a further description of the Engle progeny cases, see note 27, paragraphs 29-38.

(Note 6) Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to Environmental Tobacco Smoke (“ETS”) in airplane cabins. Group companies and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £226 million) to fund research on the detection and cure of tobacco-related diseases and US$49 million (approximately £37 million) in plaintiffs’ counsel’s fees and expenses. Group companies’ share of these payments totalled US$174 million (approximately £131 million). Broin II cases refer to individual cases by class members. There have been no Broin II trials since 2007. For a further description of the Broin II cases, see note 16 to paragraph 40.

(Note 7) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Since 1 January 2017, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$31 million (approximately £23 million) in settlements to resolve 138 Filter Cases. See note 17 to paragraph 40.

(Note 8) Group companies’ expenses and payments under the State Settlement Agreements for 2019 amounted to approximately US$2.8 billion (approximately £2.1 billion) in respect of settlement expenses and US$2.9 billion (approximately £2.2 billion) in respect of settlement cash payments. See note 27, paragraph 43. The pending cases referred to above relate to the enforcement, validity or interpretation of the State Settlement Agreements in which RJRT, B&W or Lorillard Tobacco is a party. See note 27, paragraphs 41-53.

192	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

(Note 9) Outside the United States, there are 13 class actions being brought against Group companies as of 31 December 2019. These include class actions in the following jurisdictions: Brazil (1), Canada (11) and Venezuela (1). For a description of the Group companies’ class actions, see note 27, paragraphs 70-83. Pursuant to the judgment in 2015 in the two Quebec class actions, the plaintiffs were awarded damages and interest in the amount of CAD$15.6 billion, most of which were on a joint and several basis (approximately £9.1 billion), of which the Group companies’ share was CAD$10.4 billion (approximately £6 billion). On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec Class Actions, as further described below. The share of the judgment for Imperial Tobacco Canada Limited (“Imperial”), the Group’s operating company in Canada, was reduced to approximately CAD$9.2 billion (approximately £5.4 billion). For a further description of the Quebec Class Actions, see paragraph 78. All of the class actions in Canada are currently stayed pursuant to a court order. See paragraph 58.

(Note 10) As at 31 December 2019, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (37), Italy (18), Chile (9), Canada (6), Argentina (5) and Ireland (2). There were a further four jurisdictions with one active case only. Out of these 81 cases, in 2019, two judgments have been returned in the plaintiffs’ favour as of 31 December 2019, one case in Argentina awarding damages totalling ARS$2,850,000 (approximately £36,000) with post-judgment interest totalling approximately £380,000, and one case in Turkey which gave no finding on liability and remitted the case back to the court of first instance for reconsideration, both of which are currently on appeal.

11.	Certain terms and phrases used in this note 27 may require some explanation.

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

d.

All sums set out in note 27 have been converted to GBP and US$ using the following end closing rates as at 31 December 2019: GBP 1 to US$ 1.32475, GBP 1 to CAD$ 1.71787, GBP 1 to EURO 1.1801777, GBP 1 to BRL 5.32907, GBP 1 to AOA 638.83022, GBP 1 to NGN 480.77827, GBP 1 to KRW 1532.01, GBP 1 to HRK 8.78177and GBP 1 to JPY 143.96721.

US Tobacco Litigation

12.

Group companies, notably RJRT (individually and as successor by merger to Lorillard Tobacco) and B&W as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

13.

The total number of US tobacco product liability cases pending at 31 December 2019 involving RJRT, B&W and/or Lorillard Tobacco was approximately 3,241. As at 31 December 2019, British American Tobacco (Investments) Limited (“Investments”) has been served as a co-defendant in one of those cases (2018:1). No other UK-based Group company has been served as a co-defendant in any US tobacco product liability case pending as at 31 December 2019.

14.

Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases and other claims.

15.

RJRT (individually and as successor by merger to Lorillard Tobacco), American Snuff Co., Santa Fe Natural Tobacco Company, Inc. (“SFNTC”), R.J. Reynolds Vapor Company (“RJR Vapor”), RAI, Lorillard Inc., other RAI affiliates and indemnitees, including but not limited to B&W (collectively, the “Reynolds Defendants”), believe that they have valid defences to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. The Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defences that they and their counsel believe have a valid basis in law and fact.

16.

Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the US, there are 28 cases, exclusive of Engle progeny cases, scheduled for trial as of 31 December 2019 through 31 December 2020, for the Reynolds Defendants: 14 individual smoking and health cases, 13 Filter Cases and one non-smoking and health case. There are also approximately 146 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W scheduled for trial through 31 December 2020. It is not known how many of these cases will actually be tried.

17.

Trial results. From 1 January 2017 through 31 December 2019, 108 trials occurred in individual smoking and health, Engle progeny, and Filter Cases in which the Reynolds Defendants were defendants, including 20 where mistrials were declared. Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in 28 cases (including one directed verdict after the jury reached an impasse in a punitive damages trial), tried in Florida (26) and Massachusetts (2). Verdicts in favour of the plaintiffs were returned in 46 cases (including one in which the jury found for the plaintiff in Phase I and the parties reached a resolution agreement prior to completion of Phase II), which were tried in Florida (41), the US Virgin Islands (2), and Massachusetts (3). Nine of the cases in Florida were dismissed during trial. Two cases were continued during trial. Three cases were punitive damages retrials.

BAT Annual Report and Form 20-F 2019	193

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

(a) Medical Reimbursement Cases

18.	These civil actions seek to recover amounts spent by government entities and other third-party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

19.

At 31 December 2019, one US medical reimbursement suit (Crow Creek Sioux Tribe v American Tobacco Co.) was pending against RJRT, B&W and Lorillard Tobacco in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation programme, funding of a corrective public education programme, and disgorgement of unjust profits from sales to minors. No other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.

US Department of Justice Action

20.

On 22 September 1999, the US Department of Justice brought an action in the US District Court for the District of Columbia against various industry members, including RJRT, B&W, Lorillard Tobacco, B.A.T Industries p.l.c. (“Industries”) and Investments (United States v Philip Morris USA Inc.). The US Department of Justice initially sought (1) recovery of federal funds expended in providing health care to smokers who developed alleged smoking-related diseases pursuant to the Medical Care Recovery Act and Medicare Secondary Payer provisions of the Social Security Act and (2) equitable relief under the civil provisions of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), including disgorgement of roughly US$280 billion (approximately £211 billion) in profits the government contended were earned as a consequence of a purported racketeering ‘enterprise’ along with certain “corrective communications”. In September 2000, the district court dismissed the government’s Medical Care Recovery Act and Medicare Secondary Payer claims. In February 2005, the US Court of Appeals for the DC Circuit (the “DC Circuit”) ruled that disgorgement was not an available remedy.

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

22.

The non-jury trial of the RICO portion of the claim began on 21 September 2004 and ended on 9 June 2005. On 17 August 2006, the federal district court issued its Final Judgment and Remedial Order, which found certain defendants, including RJRT, B&W, Lorillard Tobacco and Investments, had violated RICO, but did not impose any direct financial penalties. The district court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organisations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as ‘low tar’, ‘light’, ‘ultra-light’, ‘mild’ and ‘natural’. The district court also ordered the defendants to issue ‘corrective communications’ on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining websites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants’ ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court’s order, and ordered certain defendants to reimburse the US Department of Justice its taxable costs incurred in connection with the case.

23.

Defendants, including RJRT, B&W, Lorillard Tobacco and Investments, appealed, and the US government cross-appealed to the DC Circuit. On 22 May 2009, the DC Circuit affirmed the federal district court’s RICO liability judgment, but vacated the order and remanded for further factual findings and clarification as to whether liability should be imposed against B&W, based on changes in the nature of B&W’s business operations (including the extent of B&W’s control over tobacco operations). The court also remanded on three other discrete issues relating to the injunctive remedies, including for the district court ‘to reformulate’ the injunction on the use of low-tar descriptors ‘to exempt foreign activities that have no substantial, direct, and foreseeable domestic effects,’ and for the district court to evaluate whether corrective communications could be required at point-of-sale displays (which requirement the DC Circuit vacated). On 28 June 2010, the US Supreme Court denied the parties’ petitions for further review.

24.

On 22 December 2010, the district court dismissed B&W from the litigation. In November 2012, the trial court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. After various proceedings and appeals, the federal district court in October 2017 ordered RJRT and the other US tobacco company defendants to fund the publishing of compelled public statements in various US media outlets, including in newspapers, and on television, the companies’ websites and cigarette packaging. The compelled public statements began appearing in US newspapers on 24 November 2017 and ran serially over four months; they began appearing on national US broadcast television networks on 27 November 2017 and ran several times per week for one year. The statements also began appearing on RJRT websites on 18 June 2018 and first appeared on package onserts beginning in November 2018 (the onserts will be distributed periodically through mid-2020). The district court is considering mandating the display of the compelled public statements at retail point of sale; an evidentiary hearing is scheduled to begin on 14 September 2020.

194	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

(b) Class Actions

25.

At 31 December 2019, RJRT, B&W and Lorillard Tobacco were named as defendants in two separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted by their smoking, and SFNTC was named in 17 separate cases relating to the use of the words ‘natural,’ ‘100% additive-free,’ or ‘organic’ in Natural American Spirit advertising and promotional materials. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages. Among the pending class actions, 18 specified the amount of the claim in the complaint, including 17 that alleged that the plaintiffs were seeking in excess of US$5 million (approximately £4 million) and one that alleged that the plaintiffs were seeking less than US$75,000 (approximately £57,000) per class member plus unspecified punitive damages.

No Additive/Natural/Organic Claim Cases

26.

A total of 17 putative class actions have been filed in nine US federal district courts against SFNTC, a subsidiary of RAI, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as ‘natural’, ‘organic’ and ‘100% additive-free’ in the marketing, labelling, advertising, and promotion of SFNTC’s Natural American Spirit brand cigarettes. In these actions, the plaintiffs allege that the use of these terms suggests that Natural American Spirit brand cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programmes), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April 2016, in response to a motion by the various plaintiffs, the US Judicial Panel on Multidistrict Litigation (“JPML”) consolidated these cases for pre-trial purposes before a federal court in New Mexico. That court heard argument on defendants’ motion to dismiss the current consolidated complaint on 9 June 2017. On 21 December 2017, the district court granted the motion in part, dismissing a number of claims with prejudice, and denied it in part. The district court’s scheduling order provides that hearings on motions for class certification and on motions challenging the admissibility expert opinion testimony will begin on or after 24 August 2020.

Other Putative Class Actions

27.

Jones v. American Tobacco Co. is a putative class action filed in December 1998 in the Circuit Court, Jackson County, Missouri. The action was brought by a plaintiff on behalf of a putative class of Missouri tobacco product users and purchasers against various defendants, including RJRT, B&W and Lorillard Tobacco alleging that the plaintiffs’ use of the defendants’ tobacco products has caused them to become addicted to nicotine, and seeking an unspecified amount of compensatory and punitive damages. There is currently no activity in this case.

28.

Young v. American Tobacco Co. is a case filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana against various US cigarette manufacturers, including RJRT and B&W, and parent companies of such manufacturers. This putative ETS class action was brought on behalf of a putative class of Louisiana residents who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure, and seeks an unspecified amount of compensatory and punitive damages. In March 2016, the court entered an order staying the case, including all discovery, pending the completion of an ongoing smoking cessation programme ordered by the court in a now-concluded Louisiana state court certified class action, Scott v. American Tobacco Co..

Engle Class Action and Engle Progeny Cases (Florida)

29.

In July 1998, trial began in Engle v. R. J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco. The then-certified class consisted of Florida citizens and residents, and their survivors, who suffered from smoking-related diseases that first manifested between 5 May 1990, and 21 November 1996, and were caused by an addiction to cigarettes. In July 1999, the jury in this Phase I found against RJRT, B&W, Lorillard Tobacco and the other defendants on common issues relating to the defendants’ conduct, general causation, the addictiveness of cigarettes, and entitlement to punitive damages.

30.

In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £109.5 billion) in punitive damages, apportioned US$36.3 billion (approximately £27.4 billion) to RJRT, US$17.6 billion (approximately £13.3 billion) to B&W, and US$16.3 billion (approximately £12.3 billion) to Lorillard Tobacco. The three class representatives in the Engle class action were awarded US$13 million (approximately £10 million) in compensatory damages.

31.

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

32.

During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (“PM USA”), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million (approximately £75 million) divided as follows: RJRT US$42.5 million (approximately £32 million); PM USA US$42.5 million (approximately £32 million); and Lorillard Tobacco US$15 million (approximately £11 million). The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal, and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.

BAT Annual Report and Form 20-F 2019	195

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

33.

As at 31 December 2019, there were approximately 1,773 Engle progeny cases pending in which RJRT, B&W and/or Lorillard Tobacco have been named as defendants and served. These cases include claims by or on behalf of 2,228 plaintiffs. In addition, as of 31 December 2019, RJRT was aware of nine additional Engle progeny cases that have been filed but not served. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an ‘offer of judgment’ from RJRT, Lorillard Tobacco and/or RJRT’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves RJRT’s and Lorillard Tobacco’s right to recover attorneys’ fees under Florida law in the event of a verdict favourable to RJRT or Lorillard Tobacco, or affiliates of such entities. Such offers are sometimes made through court-ordered mediations.

34.

95 trials occurred in Engle progeny cases in Florida state and federal courts against RJRT, B&W and/or Lorillard Tobacco from 1 January 2017 through 31 December 2019, and additional state court trials are scheduled for 2020.

35.	The following chart identifies the number of trials in Engle progeny cases as at 31 December 2019 and additional information about the adverse judgments entered:

Trials/verdicts/judgments of individual Engle progeny cases from 1 January 2017 through 31 December 2019:

Total number of trials	95

Number of trials resulting in plaintiffs’ verdicts	40**

Total damages awarded in final judgments against RJRT	US$354,430,892 (approximately £267.5 million)

Amount of overall damages comprising ‘compensatory damages’	US$116,552,173 (of overall US$354,430,892)

(approximately)	(approximately £87.9 million of £267.5 million)

Amount of overall damages comprising ‘punitive damages’	US$237,878,719 (of overall US$354,430,892)

(approximately)	(approximately £179.6 million of £267.5 million)

**	Of the 40 trials resulting in plaintiffs’ verdicts 1 January 2017 to 31 December 2019 (note 11):

Number of adverse judgments appealed by RJRT	27 (note 12)

Number of adverse judgments, in which RJRT still has time to file an appeal	3

Number of adverse judgments in which an appeal was not, and can no longer be, sought	8

Appeals of individual Engle progeny cases 1 January 2017 to 31 December 2019:

Number of adverse judgments appealed by RJRT	40 (note 13)

Note 11:

The 40 trials include one case that was tried twice (Gloger v. R.J. Reynolds Tobacco Co.) and one case (Robert Miller v. R.J. Reynolds Tobacco Co.) where plaintiff moved for a mistrial following a plaintiff’s verdict where the jury awarded no compensatory or punitive damages, and an adverse judgment has not yet been entered.

Note 12:	Of the 27 adverse judgments appealed by RJRT as a result of judgments arising in the period 1 January 2017 to 31 December 2019:

a.	15 appeals remain undecided in the District Courts of Appeal; and

b.

12 were decided and/or closed. Of these 12 appeals, 6 were affirmed in favour of plaintiff, 1 was reversed to the trial court for possible retrial on punitive damages and review of the Florida Supreme Court has been requested, 1 reversed for new trial on all issues, 1 reversed to reduce amount of compensatory damages by comparative fault, 1 reversed for reinstatement of full amount of compensatory verdict, 1 was appealed but appeal was voluntarily dismissed, and 1 was involuntarily dismissed by the appellate court.

Note 13:	Of the 40 adverse judgments appealed by RJRT:

a.	16 appeals remain undecided in the District Courts of Appeal;

b.

24 were decided and/or closed in the District Courts of Appeal. Of these 24 appeals, 13 were affirmed in favour of plaintiff (review of the Florida Supreme Court sought in 1 case), 1 was reversed on punitive damages, including a possible retrial (review is pending of the Florida Supreme Court), 1 was reversed for a retrial on punitive damages (review is pending of the Florida Supreme Court), 1 was reversed for new trial (review of the Florida Supreme Court sought), 1 was reversed for the trial court to vacate the punitive damages award and judgment paid, 1 was reversed to reduce compensatory damages by comparative fault and judgment paid, 2 were reversed to reinstate the full compensatory amount and judgment paid, 3 were voluntarily dismissed and judgments paid, and 1 was involuntarily dismissed. RJRT has paid damages to plaintiffs in 8 cases that were not appealed that are now closed. The total damages award may vary depending on the outcome of the pending appeals; and

c.	Includes appeals of 2 adverse judgments rendered prior to 1 January 2017 that were appealed by RJRT in the period from 1 January 2017 to 31 December 2019.

36.

By statute, Florida applies a US$200 million (approximately £151 million) bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed. In addition, bills have been introduced in sessions of the Florida legislature that would eliminate the Engle progeny bond cap, but those bills have not been enacted as of 31 December 2019.

196	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

37.

In 2019, RJRT or Lorillard Tobacco paid judgments in 22 Engle progeny cases. Those payments totalled US$142 million (approximately £107 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest.

38.

In addition, accruals for damages and attorneys’ fees and statutory interest for 3 cases (Starr-Blundell v R. J. Reynolds Tobacco Co., Margaret Brown v. R. J. Reynolds Tobacco Co., and Graffeo v. R. J. Reynolds Tobacco Co.) were recorded in RAI’s consolidated balance sheet as of 31 December 2019 to the value of US$38 million (approximately £29 million).

(c) Individual Cases

39.

As of 31 December 2019, 135 individual cases were pending in the United States against RJRT, B&W and/or Lorillard Tobacco. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty, and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs, and punitive damages. The category does not include the Engle progeny cases, Broin II cases, and Filter Cases discussed above and below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to ETS.

40.

The following chart identifies the number of individual cases pending as of 31 December 2019 as against the number pending as of 31 December 2018, along with the number of Engle progeny cases, Broin II cases, and Filter Cases, which are discussed further below.

Case Type	US Case Numbers 31 December 2019	US Case Numbers 31 December 2018	Change in Number Increase/(Decrease)

Individual Smoking and Health Cases (note 14)	135	111	24

Engle Progeny Cases (Number of Plaintiffs) (note 15)	1,773 (2,228)	2,268 (2,841)	(495) (613)

Broin II Cases (note 16)	1,228	1,406	(178)

Filter Cases (note 17)	51	58	(7)

(Note 14) Out of the 135 pending individual smoking and health cases, six have received adverse verdicts in the court of first instance or on appeal, and the total amount of those verdicts is approximately US$192 million (approximately £145 million).

(Note 15) The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed. Please see earlier table in paragraph 35.

(Note 16) Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, B&W, Lorillard Tobacco and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £226 million) in three annual US$100 million (approximately £75 million) instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million (approximately £37 million) for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million (approximately £65 million); B&W’s was approximately US$57 million (approximately £43 million); and Lorillard Tobacco’s was approximately US$31 million (approximately £23 million). The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as “general causation.” With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as “specific causation”, individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007. There have been periodic efforts to activate cases and the Group expects this to continue over time.

(Note 17) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. As of 31 December 2019, Lorillard Tobacco and/or Lorillard Inc. was a defendant in 51 Filter Cases. Since 1 January 2017, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$31 million (approximately £23 million) in settlements to resolve 138 Filter Cases.

(d) State Settlement Agreements

41.

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

42.

These State Settlement Agreements settled all health care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major US cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major US cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion (approximately £3.9 billion) trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.

BAT Annual Report and Form 20-F 2019	197

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

43.

RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements. Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation. RAI’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2017, 2018 and 2019 and the projected expenses and payments for 2020 onwards are set forth below (in millions of US dollars)*:

	2017	2018	2019	2020 and thereafter

Settlement expenses	$2,856	$2,741	$2,762

Settlement cash payments	$4,612	$917	$2,918

Projected settlement expenses				$>2,900

Projected settlement cash payments				$>2,600

*	Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods.

44.

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

45.

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

46.

When the Adjustment Requirements are satisfied, the MSA provides that the NPM Adjustment applies to reduce the annual payment obligation of the PMs. However, an individual settling state may avoid its share of the NPM Adjustment if it had in place and diligently enforced during the entirety of the relevant year a ‘Qualifying Statute’ that imposes escrow obligations on NPMs that are comparable to what the NPMs would have owed if they had joined the MSA. In such event, the state’s share of the NPM Adjustment is reallocated to other settling states, if any, that did not have in place and diligently enforce a Qualifying Statute.

47.

RJRT and Lorillard Tobacco are or were involved in NPM Adjustment proceedings concerning the years 2003 to 2017. In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into an agreement (the “Term Sheet”) with certain settling states that resolved accrued and potential NPM adjustments for the years 2003 through 2012 and, as a result, RJRT and SFNTC collectively received, or are to receive, more than US$1.1 billion (approximately £830 million) in credits that, in substantial part, were applied to MSA payments in 2014 through 2017. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their qualifying statutes in the year 2003, additional states joined the Term Sheet. RJRT executed the NPM Adjustment Settlement Agreement on 25 September 2017 (which incorporated the Term Sheet). Since the NPM Adjustment Settlement Agreement was executed, an additional 10 states have joined. NPM proceedings are ongoing and could result in further reductions of the companies’ MSA-related payments.

48.

On 18 January 2017, the State of Florida filed a motion to join Imperial Tobacco Group, PLC (“ITG”) as a defendant and to enforce the Florida State Settlement Agreement, which motion seeks payment under the Florida State Settlement Agreement of approximately US$45 million (approximately £34 million) with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of RAI and Lorillard, together with the transfer of certain employees and certain liabilities, to a wholly-owned subsidiary of Imperial Brands plc (the “Divestiture”), referred to as the “Acquired Brands”. The motion also claims future annual losses of approximately US$30 million per year (approximately £23 million) absent the court’s enforcement of the Florida State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJRT and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida State Settlement Agreement with respect to the Acquired Brands. In addition, on 18 January 2017, PM USA filed a motion to enforce the Florida State Settlement Agreement, asserting among other things that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 January 2017, RJRT sought leave to file a supplemental pleading for breach by ITG of its obligations regarding joinder into the Florida State Settlement Agreement. The Florida court, on 30 March 2017, ruled that ITG should be joined into the enforcement action.

198	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

49.

After a bench trial, on 27 December 2017 the court entered an order holding that RJRT (not ITG) is liable for annual settlement payments for the Acquired Brands, finding that ITG did not assume liability for annual settlement payments under the terms of the asset purchase agreement relating to the Divestiture and RJRT remained liable for payments under the Florida State Settlement Agreement as to the Acquired Brands. On 23 January 2018, RJRT filed a notice of appeal, and on 25 January 2018, RJRT filed an amended notice of appeal, and PM USA filed a notice of appeal as to the court’s ruling as to ITG. On 26 January 2018, the State moved for recovery of its attorneys’ fees and costs from RJRT. The State and PM USA filed a joint motion for the entry of final judgment on 1 February 2018. The court declined to enter a final judgment until after resolution of the dispute between RJRT and PM USA regarding PM USA’s assertion that settlement payment obligations have been improperly shifted to PM USA. On 15 August 2018, the court entered a final judgement in the action (the “Final Judgment”). As a result of the Final Judgment, PM USA’s challenge to RJRT’s accounting assumptions related to the Acquired Brands was rendered moot, subject to reinstatement if ITG joins the Florida State Settlement Agreement or if judgment is reversed. On 29 August 2018, RJRT filed a notice of appeal on the Final Judgment. On 7 September 2018, PM USA filed a notice of appeal with respect to the court’s ruling as to ITG. On 12 September 2018, RJRT filed a motion to consolidate RJRT’s appeal with the appeal filed by PM USA, which was granted on 1 October 2018, RJRT’s initial brief was due on 11 February 2019. Following agreed extensions, RJRT filed its initial appellate brief on 12 April 2019; the State’s, ITG’s and PM USA’s opposition briefs were filed on 23 August 2019. On 23 December 2019, RJRT filed its reply brief and request for oral argument. On 23 December 2019, ITG filed its answer brief to PM USA’s appeal with respect to the court’s ruling as to ITG; PM USA filed its reply brief on 6 February 2020. Oral argument is scheduled for 7 April 2020. RJRT will seek indemnification from ITG, if necessary. In January 2018, the auditor of the Florida State Settlement Agreement adjusted the final 2017 invoice for the annual payment and amended the 2015 and 2016 invoices for the respective annual payment and the net operating profit penalty for each of those years under the Florida Settlement Agreement, based on the auditor’s interpretation of the court’s order. The adjusted invoices reflected amounts due to both the State of Florida and PM USA. In total, the estimated additional amounts due were US$99 million (approximately £75 million) with US$84 million (approximately £63 million) to the State of Florida and US$16 million (approximately £12 million) to PM USA. RJRT has advised the auditor that it disputes these amounts, and therefore no further amounts were due or would be paid for those years pending the final resolution of RJRT’s appeal of the court’s order. Those amounts were not paid.

50.

On 17 February 2017, ITG filed an action in the Court of Chancery of the State of Delaware seeking declaratory relief and a motion for a temporary restraining order against RAI and RJRT. In its complaint, ITG asked the court to declare various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture. ITG sought an injunction barring RAI and/or RJRT from alleging in the Florida enforcement litigation that ITG had breached the asset purchase agreement and requiring these companies to litigate issues under the asset purchase agreement in Delaware. Following a hearing on ITG’s complaint and motion on 1 March 2017, the Delaware Court entered a temporary restraining order that enjoined RAI and RJRT from ‘taking offensive action to assert claims against ITG Brands’ in the Florida enforcement action, but the order does not prevent RJRT from making arguments in response to claims asserted by the State of Florida, PM USA or ITG in the Florida enforcement litigation. On 24 March 2017, RAI and RJRT answered the ITG complaint and filed a motion to stay proceedings in Delaware pending the outcome of the Florida enforcement litigation, which motion was denied 18 May 2017. Cross motions for partial judgment on the pleadings were filed focusing on whether ITG’s obligation to use ‘reasonable best efforts’ to join the Florida State Settlement Agreement continued after the 12 June 2015 closing. On 30 November 2017, following argument, the Delaware Court ruled in favour of RJRT, holding that ITG’s obligation to use its reasonable best efforts to join the Florida Settlement Agreement did not terminate due to the closing of the asset purchase agreement relating to the Divestiture. On 4 January 2019, RJRT filed another motion for partial judgment on the pleadings seeking to resolve two contract-interpretation questions under the asset purchase agreement: first, to the extent RJRT is held liable for any settlement payments based on post-closing sales of the Acquired Brands, ITG assumed this liability, and second, that the asset purchase agreement does not entitle ITG to a unique protection from an equity-fee law that does not yet exist in a Previously Settled State Argument on RJRT’s motion for partial judgment was heard on 4 June 2019. On 23 September 2019, the Delaware Chancery Court declined to resolve, at this time, the first issue, whether ITG had assumed any liability imposed on RJR Tobacco for making settlement payments on ITG’s brands. The court concluded that both sides had presented reasonable interpretations of the asset purchase agreement, which was therefore ambiguous, so the court would require an evidentiary hearing to interpret the intent of the asset purchase agreement on assumed liabilities. The court also granted RJRT’s motion on the second issue and ruled that ITG could not refuse to join the Florida State Settlement Agreement unless a joinder exempted it from a future equity-fee statute. On 1 October 2019, the Chancery Court entered an order on these latest motions for partial judgment on the pleadings. It granted RJRT’s motion on the second issue. It denied both parties’ motions on the first issue, deferring resolution until after the court receives evidence related to the parties’ intent in their contract. On 11 October 2019, ITG filed in the Chancery Court a motion to seek interlocutory appeal in the Supreme Court, which was denied on 31 October 2019. On 31 October 2019, ITG filed a notice of interlocutory appeal directly to the Delaware Supreme Court, which was denied on 7 November 2019.

BAT Annual Report and Form 20-F 2019	199

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

51.

On 26 March 2018, the State of Minnesota filed a motion against RJRT to enforce the Minnesota State Settlement Agreement, which motion seeks payments under the Minnesota State Settlement Agreement of approximately US$40 million (approximately £30 million) with respect to the Acquired Brands. The motion also claims future annual losses of approximately US$15 million (approximately £11 million) absent the court’s enforcement of the Minnesota State Settlement Agreement. The State of Minnesota also filed a separate complaint against ITG, which complaint seeks the same payments. The State’s motion against RJRT and complaint against ITG seek, among other things, an order declaring that RJRT and ITG are in breach of the Minnesota State Settlement Agreement and are jointly and severally liable to make annual payments to the State of Minnesota under the Minnesota State Settlement Agreement with respect to the Acquired Brands. In addition, on 28 March 2018, PM USA filed a motion to enforce the Minnesota State Settlement Agreement, asserting, among other things, that RJRT and ITG breached the Minnesota State Settlement Agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 March 2018, the Minnesota court consolidated the motions to enforce and separate complaint against ITG into one proceeding captioned In re Petition of the State of Minnesota for an Order Compelling Payments of Settlement Proceeds Related to ITG Brands LLC, Court File No. 62-CV-18-1912. On 11 June 2018, the court held a scheduling conference in the case and by order dated 21 June 2018, set a discovery schedule for the case, under which discovery is complete. A hearing on the motions to enforce to determine if RJRT and/or ITG are liable to make payments on the Acquired Brands was held on 26 June 2019. On 24 September 2019, the Minnesota District Court issued an Order and Memorandum, holding RJRT liable for settlement payments on the Acquired Brands, and determining the issue of whether ITG is a ‘successor or assign’ of RJRT under the Minnesota State Settlement Agreement is unresolved, reasoning ITG’s status depends on whether it satisfied its post-closing obligation to expend its reasonable best efforts to join the Minnesota State Settlement Agreement. A hearing to determine whether ITG is liable for settlement payments and other damages issues is scheduled for 28 April 2020; related discovery is underway. On 23 December 2019, ITG filed a motion in the Minnesota District Court seeking certification of an appeal of certain questions arising from the 24 September 2019 order. On 21 January 2020, a hearing was held on ITG’s motion seeking certification of an appeal. On 19 February 2020, the Minnesota District Court entered an Order and Memorandum denying ITG’s motion for certification.

52.

On 28 January 2019, the State of Texas filed motions in the original Texas health care reimbursement case, brought against the tobacco industry that led to the Texas State Settlement Agreement to join ITG as a defendant and to enforce the Texas State Settlement Agreement against RJRT and ITG, seeking payment under the Texas State Settlement Agreement of approximately US$125 million (approximately £94 million) with respect to the Acquired Brands that were sold to ITG in the Divestiture. The motion also claims future annual losses of an unspecified amount absent the court’s enforcement of the Texas State Settlement Agreement. The State’s motion seeks, among other things, an order declaring that RJRT, or in the alternative, ITG, is in breach of the Texas Settlement Agreement and is required to make annual payments to the State under the Texas State Settlement Agreement with respect to the Acquired Brands. In addition, on 29 January 2019, PM USA filed a motion to enforce the Texas State Settlement Agreement, asserting among other things that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 3 March 2019, RJRT filed a motion for leave to conduct discovery and for entry of a proposed discovery and briefing schedule, to which ITG joined on 14 March 2019. On 28 June 2019, the United States District Court issued an opinion and order in which the Court scheduled discovery to be completed by 15 August 2019 and scheduled a hearing on the motions to enforce for 19 September 2019. On 26 July 2019, the Court entered an order rescheduling certain deadlines; discovery is to be completed by 15 September 2019. A hearing on the motions to enforce was held on 30 October 2019; the Court reserved ruling.

53.

In June 2015, ITG joined the Mississippi Settlement Agreement. On 26 December 2018, PM USA filed a Motion to Enforce Settlement Agreement against RJRT and ITG alleging RJRT and ITG failed to act in good faith in calculating the base-year net operating profits for the Acquired Brands, claiming damages of approximately US$6 million (approximately £5 million) through 2017. On 21 February 2019, the Chancery Court of Jackson County, Mississippi held a scheduling conference and issued a discovery schedule order. Discovery is currently underway. A hearing on PM USA’s Motion to Enforce Settlement Agreement has not yet been scheduled. On 3 December 2019, the State of Mississippi filed a Notice of Violation and Motion to Enforce the Settlement Agreement in the Chancery Court of Jackson County, Mississippi against RJRT, PM USA and ITG, seeking a declaration that the base year 1997 net operating profit to be used in calculating the Net Operating Profit Adjustment was not affected by the change in the federal corporate tax rate in 2018 from 35% to 21%, and an order requiring RJRT to pay the approximately US$5 million (approximately £4 million) difference in its 2018 payment because of this issue. Determination of this issue may affect RJRT’s annual payment thereafter. Discovery is currently underway.

200	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

(e) UK — Based Group Companies

54.	As at 31 December 2019, Investments has been served in one dormant individual action in the US (Perry) in which there has been no activity since 1998 following the plaintiff’s death in 1997.

Tobacco-Related Litigation Outside the United States

55.	As at 31 December 2019:

a.	medical reimbursement actions are being brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea;

b.	class actions are being brought in Brazil, Canada and Venezuela; and

c.

active tobacco product liability claims against the Group’s companies existed in 14 markets outside the US. The only markets with five or more claims were Argentina, Brazil, Canada, Chile, Nigeria and Italy.

(a) Medical reimbursement cases

Angola

56.

In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (“SUT”) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (“AADIC”). The lawsuit seeks damages of AOA 800,000,000 (approximately £1 million) allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (“INCC”) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about 5 December 2016. The case remains pending.

Argentina

57.

In 2007, the non-governmental organisation the Argentina Tort Law Association (“ATLA”) and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F. (“Nobleza”) and Massalín Particulares. The case is being heard in the Contentious Administrative Court. The parties filed conclusive briefs on 20 May 2019 and await the Court’s decision.

Canada

58.

On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec Class Actions, as further described below. The share of the judgment for Imperial, the Group’s operating company in Canada, is approximately CAD $9.2 billion (approximately £5.4 billion). As a result of this judgment, the then immediate attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £436 million) on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including RJRT and its affiliate R.J. Reynolds Tobacco International Inc. (collectively, the “RJR Companies”)) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019 Imperial filed for creditor protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including British American Tobacco p.l.c. (the “Company”), Investments, Industries and Carreras Rothmans Limited (collectively, the “UK Companies”). On 22 March 2019, Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the “Stays”). The Stays are currently in place until 30 September 2020. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

59.	The below represents the state of the referenced litigation as at the advent of the Stays.

60.

Following the implementation of legislation enabling provincial governments to recover health-care costs directly from tobacco manufacturers, 10 actions for recovery of health-care costs arising from the treatment of smoking and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the UK Companies and Imperial as well as the RJR Companies. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business to Japan Tobacco Incorporated (“JTI”), JTI has agreed to indemnify RJRT for all liabilities and obligations (including litigation costs) arising in respect of the Canadian recoupment actions. Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.

61.

The 10 cases were proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island. The enabling legislation is in force in all 10 provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force.

BAT Annual Report and Form 20-F 2019	201

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage

British Columbia	Tobacco Damages and Health Care Costs Recovery Act 2000	Imperial Investments Industries Carreras Rothmans Limited RJR Companies Other former Rothmans Group companies All have been served.	The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed, and document production and discoveries were ongoing. On 13 February 2017 the province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion (approximately £68.7 billion). No trial date has been set. The federal government is seeking CAD$5 million (approximately £3 million) jointly from all the defendants in respect of costs pertaining to the third-party claim, now dismissed.

New Brunswick	Tobacco Damages and Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production and discoveries are substantially complete. The most recent expert report filed by the Province estimated a range of damages between CAD $11.1 billion (approximately £6.5 billion) and CAD$23.2 billion (approximately £13.5 billion), including expected future costs. Following a motion to set a trial date, the New Brunswick Court of Queen’s Bench ordered that the trial commence on 4 November 2019. On 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision which requires the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 would have been delayed. No new trial date has been set.

Ontario	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	The defences of Imperial, the UK Companies and the RJR Companies have been filed. The parties completed significant document production in the summer of 2017 and discoveries commenced in the autumn of 2018. On 15 June 2018, the province delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £163 billion) – CAD$630 billion (approximately £366.7 billion) in 2016/2017 dollars for the period 1954 – 2060, and the Province amended the damages sought in its Statement of Claim to CAD$330 billion (approximately £192 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD $9.4 billion (approximately £5.5 billion) and CAD$10.9 billion in damages (approximately £6.3 billion) in respect of ETS. No trial date has been set.

Newfoundland and Labrador	Tobacco Health Care Costs Recovery Act 2001	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	The case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province began its document production in March 2018. Damages have not been quantified by the province. No trial date has been set.

Saskatchewan	Tobacco Damages and Health Care Costs Recovery Act 2007	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province has delivered a test shipment of documents. Damages have not been quantified by the province. No trial date has been set.

Manitoba	Tobacco Damages Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production commenced. Damages have not been quantified by the province. No trial date has been set.

Alberta	Crown’s Right of Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province commenced its document production. The province has stated its claim to be worth CAD$10 billion (approximately £5.8 billion). No trial date has been set.

202	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage

Quebec	Tobacco Related Damages and Health Care Costs Recovery Act 2009	Imperial, Investments, Industries, the RJR Companies and Carreras Rothmans Limited have been named as defendants and served.	The case is at an early case management stage. The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The province is seeking CAD$60 billion (approximately £34.9 billion). No trial date has been set.

Prince Edward Island	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the next step was expected to be document production, which the parties deferred for the time being. Damages have not been quantified by the province. No trial date has been set.

Nova Scotia	Tobacco Health Care Costs Recovery Act 2005	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed. The province provided a test document production in March 2018. Damages have not been quantified by the province. No trial date has been set.

Nigeria

62.

British American Tobacco (Nigeria) Limited (“BAT Nigeria“), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008) commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately 10.6 trillion Nigerian naira (approximately £22 billion) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

63.

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

64.

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

South Korea

65.

In April 2014, Korea’s National Health Insurance Service (“NHIS”) filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean Won (approximately £35 million) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014 and remain ongoing.

Brazil

66.

On 21 May 2019, the Federal Attorney’s Office (“AGU”) in Brazil filed an action in the Federal Court of Rio Grande do Sul against the Company, the BAT Group’s Brazilian subsidiary Souza Cruz LTDA (“Souza Cruz”), Philip Morris International, Philip Morris Brazil Indústria e Comércio LTDA and Philip Morris Brasil S/A, asserting claims for medical reimbursement for funds allegedly expended by the federal government as public health care expenses to treat 26 tobacco-related diseases over the last five years and that will be expended in perpetuity during future years, including diseases allegedly caused both by cigarette smoking and exposure to ETS. The action includes a claim for moral damages allegedly suffered by Brazilian society to be paid into a public welfare fund. The action is for an unspecified amount of monetary compensation, as the AGU seeks a bifurcated action in which liability would be determined in the first phase followed by an evidentiary phase to ascertain damages.

67.

On 19 July 2019, the trial court ordered that service of the action on the Company be effected via service on Souza Cruz. On 6 August 2019, Souza Cruz refused to receive service on behalf of the Company due to Souza Cruz’s lack of power to receive the summons on behalf of the Company and such refusal was attached to the case files on 9 August 2019. On 7 August 2019, Souza Cruz was served with the complaint by the AGU and Souza Cruz’s acknowledgement of service was attached to the case files on 12 August 2019.

68.

On 19 August 2019, Souza Cruz filed an interlocutory appeal challenging the 19 July 2019 trial court order permitting the AGU to effect service on the Company by serving Souza Cruz and requesting a stay of the proceedings until the appeal is decided. Souza Cruz also appealed the fact that several documents attached to the AGU’s complaint are in English, without proper translation, and it also appealed the very short term of 30 days for the defendants to prepare their defences.

BAT Annual Report and Form 20-F 2019	203

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

69.

On 20 August 2019, Souza Cruz informed the trial court about the appeal and the trial court entered an order, which ordered the closure of the online system preventing the parties from submitting any petition so that no prejudice would be caused to the defendants and permitted the AGU, within 15 days of its notification, to respond to the argument that the service of a foreign defendant via its Brazilian subsidiary constituted improper service. On 21 August 2019, the substitute reporting judge of the appellate court, having been notified that the trial court judge had in the meantime issued a new decision (thereby revoking the previous decision), ruled that the appeal filed had therefore been rendered moot. The AGU filed its submission in the trial court on 19 September 2019, and Souza Cruz filed a reply submission on 25 September 2019. Souza Cruz reported on 4 February 2020 that the trial court ruled that service of the Company via its Brazilian subsidiary constituted proper service, denied the request for additional time to file defences, denied the request to have the foreign language documents attached to the initial complaint fully translated into Portuguese, and ordered that defences be filed within 30 business days. On 18 February 2020, Souza Cruz filed an interlocutory appeal (including a request to stay the deadline to file defences), which appeal remains pending.

(b) Class Actions

Brazil

70.

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

71.

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

Canada

72.

As noted above, on 1 March 2019 the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec Class Actions, as further described below. Imperial’s share of the judgment is approximately CAD $9.2 billion (approximately £5.4 billion). As a result of this judgment, the then immediate attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £436 million) on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019 Imperial filed for protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including the UK companies. On 22 March 2019, Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the “Stays”). The Stays are currently in place until 30 September 2020. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

73.	The below represents the state of the referenced litigation as at the advent of the Stays.

74.	There are 11 class actions being brought in Canada against Group companies.

75.

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

76.

On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third-party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a cost order of CAD$5 million (approximately £3 million) from Imperial relating to its now dismissed third-party claim. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application was heard on 23 June 2017 and was dismissed on 23 August 2017. Notice to class members of certification was provided on 14 February 2018. As at the date of the Stays, the next steps were expected to include discovery-related ones.

204	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

77.

Growers’ Class Action: In December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Philip Morris International and JTI failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. JTI has sought indemnification pursuant to the JTI Indemnities (discussed below at paragraphs 128-129). The plaintiffs seek damages in the amount of CAD$50 million (approximately £29 million). Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. In December 2017, the plaintiffs proposed that the action proceed by way of individual actions as opposed to a class action. The defendants did not consent. As at the date of the Stays, the claim was in abeyance pending further action from the plaintiffs.

78.

Quebec Class Actions: There are currently two class actions in Quebec. On 21 February 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers. The court certified two classes, with the class definitions being revised in the judgment rendered 27 May 2015. One class consists of residents of Quebec who (a) smoked before 20 November 1998 at least 12 pack years of cigarettes manufactured by the Defendants; and (b) were diagnosed before 12 March 2012 with: lung cancer, or cancer (squamous cell carcinoma) of the throat, or emphysema. The group also includes the heirs of persons deceased after 20 November 1998 who meet the criteria described above. The second consists of residents of Quebec who, as of 30 September 1998, were addicted to nicotine contained in cigarettes and who in addition meet the following three criteria: (a) they started smoking before 30 September 1994 by smoking cigarettes manufactured by the Defendants; (b) between 1 September and 30 September 1998 they smoked on average at least 15 cigarettes manufactured by the Defendants on a daily basis; and (c) they still smoked an average of at least 15 cigarettes manufactured by the Defendants as of 21 February 2005, or until their death if it occurred before that date. The group also includes the heirs of members who meet the criteria described above. Pursuant to the judgment, the plaintiffs were awarded damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and JTI in the amount of CAD$15.6 billion (approximately £9.1 billion), most of which was on a joint and several basis of which Imperial’s share was CAD$10.4 billion (approximately £6.1 billion). An appeal of the judgment was filed on 26 June 2015. The court also awarded provisional execution pending appeal of CAD$1,131 million (approximately £658 million), of which Imperial’s share was approximately CAD$742 million (approximately £431 million). This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD $5 billion (approximately £2.9 billion) to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security in the amount of CAD$984 million (approximately £573 million), of which Imperial’s share was CAD$758 million (approximately £436 million). The security was paid in seven equal quarterly instalments of just over CAD$108 million (approximately £63 million) between 31 December 2015 and 30 June 2017 – see note 13. The appeal was heard in November 2016. On 1 March 2019, the trial judgment was upheld by a unanimous decision of the five-member panel of the Court of Appeal, with one exception being an amendment to the original interest calculation applied to certain portions of the judgment. The interest adjustment has resulted in the reduction of the total maximum award in the two cases to CAD $13.7 billion (approximately £8 billion) as of 1 March 2019, with Imperial’s share being reduced to approximately CAD $9.2 billion (approximately £5.4 billion). The Court of Appeal also upheld the payment of the initial deposits into the defendants’ solicitors’ trusts account within 60 days, totalling approximately CAD $1.13 billion (approximately £658 million). Imperial’s initial deposit is CAD $759 million (approximately £442 million). Imperial has already paid CAD $758 million (approximately £436 million) into court as security for the judgment.

79.

Other Canadian Smoking and Health Class Actions: Seven putative class actions, described below, have been filed against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies, in various Canadian Provinces. In these cases, none of which have quantified their asserted damages, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a ‘special duty’ to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability and violations of various trade practices and competition statutes. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business, and subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these seven actions (Semple, Kunka, Adams, Dorion, Bourassa, McDermid and Jacklin, discussed below).

80.

In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan (Adams) and Alberta (Dorion) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. In Saskatchewan, BAT plc and Carreras Rothmans Limited have been released from Adams, and the RJR Companies have brought a motion challenging the jurisdiction of the court. No date has been set in these cases with respect to the certification motion hearing. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba.

81.

In June 2010, two further smoking and health class actions were filed in British Columbia against various Canadian and non-Canadian tobacco-related entities, including Imperial, the UK Companies and the RJR Companies. The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have ‘smoked a minimum of 25,000 cigarettes.’ The UK Companies, Imperial, the RJR Companies and other defendants objected to jurisdiction. Subsequently, the Company and Carreras Rothmans Limited were released from Bourassa and McDermid. Imperial, Industries, Investments and the RJR Companies remain as defendants in both actions. The plaintiffs did not serve their certification motion materials and no date for a certification motion was set.

82.

In June 2012, a new smoking and health class action was filed in Ontario (Jacklin) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. The claim has been in abeyance.

BAT Annual Report and Form 20-F 2019	205

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

Venezuela

83.

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

(c) Individual Tobacco Related Personal Injury Claims

84.

As at 31 December 2019, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (37), Italy (18), Chile (9), Canada (6), Argentina (5) and Ireland (2). There were a further four jurisdictions with one active case only. Out of the 81 active individual tobacco related personal injury claims, two have received unfavourable verdicts in either the court of first instance or on appeal, only one of which resulted in any finding on liability. The total value of those unfavourable verdicts is ARS$2,850,000 (approximately £36,000 with post-judgment interest totalling approximately £380,000).

Non-Tobacco Related Litigation

Vuse Litigation

85.

On 17 December 2019, plaintiff Whatcom County, a municipal entity in the State of Washington, filed a complaint in California federal court against RAI, RJR Vapor, the Company, Lorillard LLC and LOEC, Inc., as well as against JUUL Labs Inc., PAX Labs Inc., Imperial Brands plc, Fontem Ventures BV, Fontem US Inc., Eonsmoke LLC, Altria Group Inc., Altria Client Services Inc., Altria Group Distribution Company, Nu Mark LLC and Nu Mark Innovations Ltd. The plaintiff has asserted, against RAI, RJR Vapor, the Company, LOEC Inc. and Lorillard LLC, a claim of public nuisance alleging that these defendants endangered the health of Whatcom County residents by allegedly designing, manufacturing and marketing certain vapour products to minors. The case has been assigned to a multi-district litigation proceeding that was consolidated for pre-trial purposes in October 2019 by the US JPML at the request of JUUL Labs Inc. RAI and RJR Vapor received service of the complaint on 30 December 2019, and on 21 January 2020 filed a motion to dismiss the complaint. On 3 February 2020, the plaintiff filed a notice of voluntary dismissal of the action, which dismissed the case, without prejudice, as against all defendants.

Croatian Distributor Dispute

86.

BAT Hrvatska d.o.o u likvidaciji and British American Tobacco Investments (Central and Eastern Europe) Limited are named as defendants in a claim by Mr Perica received on 22 August 2017 and brought before the commercial court of Zagreb, Croatia. Mr Perica seeks damages of HRK 408,000,000 (approximately £46 million) relating to a BAT Standard Distribution Agreement dating from 2005. BAT Hrvatska d.o.o and British American Tobacco Investments (Central and Eastern Europe) Ltd filed a reply to the statement of claim on 6 October 2017. A hearing had been scheduled to take place on 10 May 2018, but it was postponed due to a change of the judge hearing the case. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Zagreb. TDR d.o.o. is also named as the defendant in a claim by Mr Perica received on 30 April 2018 and brought before the commercial court of Zagreb, Croatia. Mr. Perica seeks payment in the amount of HRK 408,000,000 (approximately £46 million) claiming that BAT Hrvatska d.o.o. transferred a business unit to TDR d.o.o, thus giving rise to a liability of TDR d.o.o. for the debts incurred by BAT Hrvatska d.o.o, on the basis of the provisions of Croatian civil obligations law. A response to the statement of claim was filed on 30 May 2018. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Pula. Mr Perica filed an appeal against this decision which was rejected by the High Commercial Court of The Republic of Croatia confirming therewith that the competent court to hear this case is the Municipal Court in Pula. The Municipal Court in Zagreb shall decide whether the claims by Mr Perica initiated on 22 August 2017 and 30 April 2018 shall be heard as one case in front of the Municipal Court of Zagreb.

BAT/Reynolds American Inc. Shareholder Litigation

87.

Following the Company’s acquisition of the remaining 57.8% of RAI in July 2017, pursuant to North Carolina law, under which RAI was incorporated, a number of RAI shareholders dissented and asserted their rights to a judicial appraisal of the value of their RAI stock. On 29 November 2017, RAI filed a Complaint for Judicial Appraisal in state court in North Carolina against 20 dissenting shareholders, comprised of three groups of affiliated entities. The complaint asks the court to determine the fair value of the dissenting shareholders’ shares in RAI and any accrued interest. A trial was held in June 2019, at which the dissenters sought US$92.17 per share plus interest. Post-trial briefing and argument was completed on 2 October 2019.

glo Litigation

88.

On 22 June 2018, an affiliate of Philip Morris International (PMI) commenced proceedings against British American Tobacco Japan, Ltd. in the Japanese courts challenging the import, export, sale and offer of sale of the glo device and of the NeoStik consumable in Japan at the time the claim was brought (and earlier models of the glo device), alleging that the glo devices directly infringe certain claims of two Japanese patents that have been issued to the PMI affiliate and that the NeoStiks indirectly infringe certain claims of those patents. On 17 January 2019, the PMI affiliate introduced new grounds of infringement, alleging that the glo device also infringes some other claims in the two PMI Japanese patents. Damages for the glo device and NeoStik are claimed in the court filing, to the amount of 100 million Yen (approximately £694,000). The PMI affiliate has also filed a request for injunction with respect to the glo device. BAT denies infringement and is challenging the validity of the two PMI Japanese patents.

206	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

Mozambican IP Litigation

89.

On 19 April 2017, Sociedade Agrícola de Tabacos, Limitada (“SAT”) (a BAT Group company in Mozambique) filed a complaint to the National Inspectorate for Economic Activities (“INAE”), the government body under the Ministry of Industry and Trade, regarding alleged infringements of its registered trademark (“GT”) by GS Tobacco SA (“GST”). INAE subsequently seized the allegedly infringing products (“GS cigarettes”) and fined and ordered GST to discontinue manufacturing products that could infringe SAT’s intellectual property rights. Following INAE’s decision, in July 2017 and March 2018, SAT sought damages via the Judicial Court of Nampula, from GST in the amount of and equivalent to £573,000 as well as a permanent restraint order in connection with the manufacturing and selling of the allegedly infringing products. The Judicial court of Nampula (Tribunal Judicial de Nampula) granted the order on an interim basis on 7 August 2017. After hearing the parties, on 5 September 2017, the court found that no alleged infringement by GST had occurred and removed the interim restraint order, this decision was appealed by SAT and is currently pending a decision. GST filed an application for review against INAE’s initial decision directly to the Minister of Trade and Industry, which reversed the decision of INAE. On 31 December 2018, SAT was notified of GST’s counterclaim against SAT at the Judicial Court of Nampula for damages allegedly sustained as a result of SAT’s complaint to INAE (and INAE’s decision). GST is seeking damages in the amount equivalent to £190 million. On 31 January 2019 SAT filed a formal response to the counterclaim. GST was notified on 28 February 2019 to file a response to our formal response to the counterclaim and the judge scheduled the preliminary hearing for 14 March 2019. This hearing was adjourned and was held on 2 April 2019, when the court heard arguments on the validity of SAT’s counterclaim. On 2 September 2019, SAT received notification of an order which provided that (i) SAT’s claim had been dismissed by the court; and (ii) the GST counterclaim would proceed to trial. On 9 September 2019 SAT responded to the order by appealing the dismissal of the SAT claim. Additionally, SAT made an interlocutory application in the counterclaim proceedings to challenge certain questions posed by the judge, on the basis that the responses may be used as evidence at trial.

Fox River

Background to environmental liabilities arising out of contamination of the Fox River:

90.

In Wisconsin, the authorities have identified potentially responsible parties (“PRPs”) to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls (“PCBs”) from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation (“NCR”).

91.

In NCR’s Form 10-K Annual Report for the year ended 31 December 2014, which is the most recent public source available, the total clean-up costs for the Fox River are estimated at US$825 million (approximately £623 million). This estimate is subject to uncertainties and does not include natural resource damages (“NRDs”). Total NRDs may range from US$0 to US$246 million (approximately £0 to £186 million).

92.

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

93.

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

94.	The principal terms of the Consent Decree, in summary, are as follows:

a.	NCR will perform and fund all of the remaining Fox River remediation work by itself.

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

95.

The Consent Decree was approved by the District Court in Wisconsin on 23 August 2017. The US Government enforcement action against NCR was terminated as a result of that order. The PRPs’ claims for contribution against NCR were dismissed by order of the District Court in Wisconsin given on 11 October 2017.

96.

A Consent Decree between the US Government, P.H. Glatfelter and Georgia Pacific settling the allocation of costs on the Fox River was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019. This Consent Decree concludes all existing litigation on the Fox River, following P.H. Glatfelter’s withdrawal of its appeal against the issuance of the Consent Decree as a term of the settlement.

97.

In its 10K annual report for the year ended 2018, NCR disclosed that in the third quarter of 2017, a contractual dispute arose between the LLC formed by NCR and API to conduct the clean-up operation of the Fox River and the remediation general contractor engaged to perform the necessary work. The amounts claimed by the contractor were stated in NCR’s disclosure to range from approximately US$35 million to approximately US$45 million (approximately £26 million to £34 million). NCR further indicated that it was disputing the claims being made by the contractor, but that to the extent that the claims succeeded, NCR would look to its indemnitors and co-obligors to bear responsibility for the majority of any award, estimating its own share as approximately one-fourth of any such award. In its 10Q quarterly report for the period ended 30 September 2019, NCR disclosed that in November 2019, the arbitration tribunal hearing the dispute had awarded the contractor US$10 million.

BAT Annual Report and Form 20-F 2019	207

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River:

98.

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

99.

Until May 2012, Appvion and Windward (another former Group subsidiary) paid 60% share of the clean-up costs and Industries was never required to contribute. Around that time Appvion refused to continue to pay clean-up costs, leading to NCR demanding that Industries pay a 60% share.

100.

Industries commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR (the “English Indemnity Proceedings”) pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of 30 September 2014

101.

On 30 September 2014, Industries entered into the Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (“BTI”) (a wholly-owned subsidiary of Industries). Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as an NCR-Appvion arbitration concerning Appvion’s indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up. Under the agreement, NCR has agreed to accept funding by Industries at the lower level of 50% of the ongoing clean-up related costs of the Fox River (rather than the 60% referenced above; this remains subject to an ability to litigate at a later stage the extent of Industries’ liability in relation to Fox River clean-up related costs (including in respect of the 50% of costs that Industries has paid under the Funding Agreement to date). In addition, Windward has contributed US$10 million (approximately £8 million) of funding and Appvion has contributed US$25 million (approximately £19 million) for Fox River and agreed to contribute US$25 million (approximately £19 million) for the Kalamazoo River (see further below). Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.

102.

The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana and the former Windward directors (the “Windward Dividend Claim”). That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million (approximately £375 million) in 2008 and €135 million (approximately £114 million) in 2009 (the “Dividend Payments”) and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the “BAT section 423 Claim”).

103.

A trial of the Windward Dividend Claim and the BAT section 423 Claim took place before the English High Court between February and April 2016. Judgment was handed down by the High Court on 11 July 2016. The court held that the 2009 Dividend Payment of €135 million (approximately £114 million) was a transaction at an undervalue made with the intention of putting assets beyond the reach of Industries or of otherwise prejudicing Industries’ interests. It therefore contravened Section 423 of the Insolvency Act. The court dismissed the Windward Dividend Claim. BTI sought permission to appeal in respect of the Judge’s findings in relation to the Windward Dividend Claim. Sequana sought permission to appeal the Judge’s findings in relation to the BAT section 423 Claim.

104.

On 13 and 16 January 2017 and 3 February 2017 further hearings took place to determine the precise form of relief to be awarded to Industries and to hear the parties’ applications for permission to appeal. Judgment was handed down on 10 February 2017. In respect of relief, the court ordered that Sequana must pay BTI an amount up to the full value of the 2009 Dividend plus interest which equates to around US$185 million (approximately £140 million). This figure is subject to increase as interest is continuing to accrue. Sequana must make an initial payment of around US$138 million (approximately £104 million) and further payments going forward as and when Industries makes payments in respect of clean-up costs. In respect of appeals, the court granted BTI and Sequana permission to appeal (the “Sequana Claims Appeal”). The court also granted Sequana a stay in respect of the above payments. The stay was lifted in May 2017.

105.

In February 2017 Sequana entered into a process in France seeking court protection (the “Sauvegarde”). This process was the subject of a challenge before the French courts. On 7 March 2019, Sequana announced that it was incapable of paying its debts and that it had applied to the Nanterre Commercial Court to convert the Sauvegarde into a redressement judiciaire, a form of insolvent receivership. On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (liquidation judiciaire). To date, Industries has not received any payments from Sequana.

106.

In June 2018, the Court of Appeal heard arguments in the Sequana Claims Appeal. On 6 February 2019 the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay approximately US$185 million (approximately £140 million). However, following the Court of Appeal judgment, and as referenced above, on 7 March 2019 Sequana entered into receivership in France, thus staying execution of the US$185 million judgment in favour of BTI. The Court of Appeal dismissed BTI’s appeal in relation to the Windward Dividend Claim. The Court of Appeal also dismissed Sequana’s application for permission to appeal the High Court’s costs order in favour of Industries. Sequana therefore remains liable to pay around £10 million in costs to Industries. The Court of Appeal made no order as to the costs of the appeal. All parties to the appeal sought permission from the Court of Appeal for a further appeal to the U.K. Supreme Court. The Court of Appeal refused the applications. On 5 March 2019, BTI applied directly to the Supreme Court for permission to appeal in relation to the Windward Dividend Claim. On 6 March 2019, Sequana applied directly to the Supreme Court for permission to appeal in relation to its liability in the BAT section 423 Claim. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. A hearing of BTI’s appeal has been listed to take place on 25 and 26 March 2020.

208	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

107.

BTI has brought claims against certain of Windward’s former advisers, including Windward’s auditors at the time of the dividend payments, PwC (which claims were also assigned to BTI under the Funding Agreement). The claim was stayed while the Windward Dividends claim and the BAT section 423 Claim were heard. Following the Court of Appeal judgment in the Sequana Claims Appeal, BTI is now pursuing its assigned claim against PwC. PwC applied to court to strike-out BTI’s claim. A hearing of this application took place in October 2019. On 15 November 2019, the court dismissed PwC’s application. The court has granted PwC permission to appeal in respect of part of its dismissal of the application. A hearing of that appeal has yet to be scheduled, but is not expected to take place before Q4 2020 at the earliest.

108.	An agreed stay is also in place in respect of BTI’s separate assigned claim against Freshfields Bruckhaus Deringer.

109.

The sums Industries has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing US litigation. In 2018, Industries paid £25 million in respect of clean-up costs and is potentially liable for further costs associated with the clean-up. From January through December 2019, Industries paid £32 million. Industries has a provision of £73 million which represents the current best estimate of its exposure – see note 20.

Kalamazoo

110.

NCR is also being pursued by Georgia-Pacific, as the owner of a facility on the Kalamazoo River in Michigan which released PCBs into that river. Georgia-Pacific has been designated as a PRP in respect of the river.

111.	Georgia-Pacific contends that NCR is responsible for, or should contribute to, the clean-up costs, because:

a.	a predecessor to NCR’s Appleton Papers Division sold ‘broke’ containing PCBs to Georgia-Pacific or others for recycling;

b.	NCR itself sold paper containing PCBs to Georgia-Pacific or others for recycling; and/or

c.

NCR is liable for sales to Georgia-Pacific or others of PCB-containing broke by Mead Corporation, which, like the predecessor to NCR’s Appleton Papers Division, coated paper with the PCB containing emulsion manufactured by NCR.

112.

A full trial on liability took place in February 2013. On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that broke sales constituted an arrangement for the disposal of hazardous material for the purposes of CERCLA. The decision was based on NCR’s knowledge of the hazards of PCBs from at least 1969. The decision is under appeal.

113.

The second phase of the Kalamazoo trial to determine the apportionment of liability amongst NCR, Georgia-Pacific and the other PRPs (International Paper Company and Weyerhaeuser Company) took place between September and December 2015.

114.

On 29 March 2018, Judge Jonker handed down judgment in respect of around US$55 million (approximately £42 million) of Georgia-Pacific’s past remediation costs. Judge Jonker did not determine the question of future remediation costs. Judge Jonker ordered that NCR pay 40% of Georgia-Pacific past costs (around US$22 million (approximately £17 million)).

115.

It is anticipated that NCR will look to Industries to pay 60% of any sums it becomes liable to pay to Georgia-Pacific on the basis, it would be asserted, that the river constitutes a ‘Future Site’ for the purposes of the Settlement Agreement. The Funding Agreement described above does not resolve any such claims, but does provide an agreed mechanism pursuant to which any surplus from the valuable recoveries of any third-party claims that remains after all Fox River related clean-up costs have been paid and Industries and NCR have been made whole may be applied towards Kalamazoo clean-up costs, in the event that NCR were to be successful in any claim for a portion of them from Industries or Appvion (subject to Appvion’s cap, described below). Industries has defences to any claims made by NCR in relation to the Kalamazoo River. No such claims have been made against Industries.

116.

Industries also anticipates that NCR may seek to recover from Appvion (subject to a cap of US$25 million (approximately £19 million)) for ‘Future Sites’ under the Funding Agreement). The basis of the recovery would be the same as any demand NCR may make on Industries. Appvion entered Chapter 11 bankruptcy protection on 1 October 2017. The effect of the Chapter 11 proceedings on Appvion’s liability for Future Sites payments under the Funding Agreement is currently uncertain.

117.

Further hearings were held before Judge Jonker to determine the final form of the order reflecting this judgment. The parties commenced appeal proceedings against this judgment in July 2018. NCR also agreed an appeal bond with Georgia-Pacific to prevent enforcement of the judgment while it remained subject to appeal.

118.

On 11 December 2019, NCR announced that it had entered into a Consent Decree with the US Government and the State of Michigan, pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. This Consent Decree remains subject to approval by the District Court for the Western District of Michigan. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £185 million). The Consent Decree also provides for the withdrawal of NCR’s appeal against Georgia-Pacific, and payment by NCR of the outstanding judgment against it of approximately US$20 million (approximately £15 million) to Georgia-Pacific.

119.

Pending final court approval of the Consent Decree, the quantum of the clean-up costs for the Kalamazoo River is presently unclear. It may well exceed the amounts which are payable on the face of the Consent Decree (even if approved).

120.

As detailed above, Industries is taking active steps to protect its interests, including seeking to procure the repayment of the Windward dividends, pursuing the other valuable claims that are now within its control, and working with the other parties to the Funding Agreement to maximise recoveries from third parties with a view to ensuring that amounts funded towards clean-up related costs are later recouped under the agreed repayment mechanisms under the Funding Agreement.

BAT Annual Report and Form 20-F 2019	209

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

Other environmental matters

121.

RAI and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a PRP with third parties under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) with respect to several superfund sites. RAI and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of RAI or its subsidiaries.

Criminal investigations

122.

The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. It has been liaising with relevant authorities, including the UK’s Serious Fraud Office, which is conducting an investigation into suspicions of corruption in the conduct of business by Group companies and associated persons, and the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions. The Group is cooperating with the authorities’ investigations.

123.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Closed litigation matters

124.

The following matters on which the Company reported in the contingent liabilities and financial commitments note 28 to the Group’s 2018 financial statements have been dismissed, concluded or resolved as noted below:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition

West Virginia IPIC	USA	RJRT, Lorillard Tobacco and/or B&W	Personal injury case	Dismissed by court

Breathe DC	USA	RJRT, RAI, SFNTC	Class action	Settlement reached

Corwin	USA	RJRT, BAT	Class action shareholder case	Supreme Court decision

Sao Paulo Recoupment Claim	Brazil	Souza Cruz S.A.	Class action	Plaintiff appeal denied by Superior Court of Justice

General Litigation Conclusion

125.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.

126.

As indicated above, on 1 March 2019 the Quebec Court of Appeal released its appeal judgment. The trial judgment was largely upheld by a unanimous decision of the five-member panel including the requirement that the defendants deposit the initial deposits in their solicitors’ trust accounts within 60 days. This is the only executory aspect of the judgment. In these circumstances we are of the view that it is more likely than not that there will be an outlay and it is reasonably estimable at CAD$758 million (approximately £436 million), the amount of the initial deposit. If further adverse judgments are entered against any of the Group’s companies in any case, avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in any particular period could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation.

127.

Having regard to all these matters, with the exception of the Quebec Class Actions, Fox River and certain Engle progeny cases identified above, the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. Notwithstanding the negative decision in the Quebec Class Actions, the Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change and result in further unfavourable outcomes in the pending litigation, then there could be a material impact on the financial statements of the Group.

210	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

Other contingencies

128.

JTI Indemnities. By a purchase agreement dated 9 March 1999, amended and restated as of 11 May 1999, referred to as the 1999 Purchase Agreement, R.J. Reynolds Tobacco Holdings, Inc. (“RJR”) and RJRT sold their international tobacco business to JTI.Under the 1999 Purchase Agreement, RJR and RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI against: (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJRT’s employee benefit and welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

129.

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

130.

ITG Indemnity. In the Divestiture, RAI agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in connection with claims relating to the purchase or use of ‘blu’ brand e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in actions filed after 12 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015. ITG has tendered a number of actions to RAI under the terms of this indemnity, and RAI has, subject to a reservation of rights, agreed to defend and indemnify ITG pursuant to the terms of the indemnity. These claims are substantially similar in nature and extent to claims asserted directly against RJRT in similar actions.

131.

Loews Indemnity. In 2008, Loews Corporation (“Loews”), entered into an agreement with Lorillard Inc., Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the “Separation Agreement”. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third-party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’ ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims).

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

132.

SFRTI Indemnity. In connection with the 13 January 2016 sale by RAI of the international rights to the Natural American Spirit brand name and associated trademarks, along with SFR Tobacco International GmbH (“SFRTI”) and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV (“JTI Holding”), each of SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before (a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning Natural American Spirit brand products consumed or intended to be consumed outside of the United States and (d) that the Natural American Spirit brand product is natural, organic, or additive free. Under the terms of this indemnity, JTI has requested indemnification from Santa Fe Natural Tobacco Company Germany GmbH (“SFNTCG”) in connection with an audit of SFNTCG relating to transfer pricing for the tax years 2007 to 2010 and 2012 to 2015. SFNTCG contests the audit results. The amount in dispute is approximately €21 million plus interest (approximately £18 million).

133.

Indemnification of Distributors and Retailers. RJRT, Lorillard Tobacco, SFNTC, American Snuff Co. and RJR Vapor have entered into agreements to indemnify certain distributors and retailers from liability and related defence costs arising out of the sale or distribution of their products. Additionally, SFNTC has entered into an agreement to indemnify a supplier from liability and related defence costs arising out of the sale or use of SFNTC’s products. The cost has been, and is expected to be, insignificant. RJRT, SFNTC, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.

134.	Except as otherwise noted above, RAI is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.

135.

Competition Investigations. There are instances where Group companies are cooperating with relevant national competition authorities in relation to ongoing competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in Ukraine, Cyprus and Netherlands.

BAT Annual Report and Form 20-F 2019	211

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

27 Contingent liabilities and financial commitments continued

Tax disputes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, amongst others, excise tax, value added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense. While the amounts that may be payable or receivable in relation to tax disputes could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

The challenge from the South African Revenue Service regarding the debt financing of British American Tobacco South Africa was resolved in 2019.

The following matters may proceed to litigation:

Corporate taxes

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of BRL1,683 million (£316 million) to cover tax, interest and penalties.

Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006) Souza Cruz’s appeal was rejected in 2013 although the written judgment of that tribunal was received in 2016. Souza Cruz has appealed the decision. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015, a further reassessment for the same period (2007 and 2008) was raised after the five-year statute of limitation which has been appealed against.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.

Netherlands

The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an aggregate net liability across these periods of £921 million covering tax, interest and penalties. The Group has appealed against the assessments in full.

The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary. The Group does not consider it appropriate to make provision for these amounts nor for any potential further amounts which may be assessed in relation to these matters in subsequent years.

Indirect and other taxes

Bangladesh

On 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh has reversed the decision of the High Court Division against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. On 3 February 2020, the certified Court Order was received. The Attorney General has 30 days to file a review petition with the Court. The Group is not, at the date of this announcement, aware of any filing.

Egypt

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low-price category brands brought by the Egyptian tax authority for £113 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are scheduled for hearings on 8 April 2020 and 24 June 2020.

South Korea

In 2016, the Board of Audit and Inspection of Korea (“BAI”) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional national excise, local excise, VAT taxes and penalties. This resulted in the recognition of a KRW 80.7 billion (approximately £53 million) charge by Group subsidiaries, BAT Korea Ltd., Rothmans Far East B.V. Korea Branch Office and BAT Korea Manufacturing Ltd. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. On grounds of materiality and the high likelihood of the tax and penalties being reversed in future, the Group classified the tax and penalties charge as an adjusting item in 2016.

On 23 August 2019, the trial court ruled in favour of Rothmans Far East B.V. Korea Branch Office on KRW 6.7 billion (approximately £4 million), the VAT portion of the assessment; appeals on the other elements of the assessment are still pending at trial court. The Korean government appealed the ruling on 16 September 2019. Management expects the final ruling by the Supreme Court by 2021. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling.

Brazil

On 15 March 2017, the Brazilian Supreme Court ruled that for all taxpayers VAT (ICMS) should not be included in the calculation of social contribution taxes (PIS/Cofins) which are levied based on revenue. However, the retrospective application of the basis of calculation is subject to an extraordinary appeal and the final decision is expected in early 2020.

The Group’s Brazilian subsidiary, Souza Cruz, had filed an individual lawsuit to establish that it had overpaid taxes to the government. In 2019, Souza Cruz received a favourable decision in the lower court and has therefore recognised £86 million in other income representing management’s best estimate of the amounts likely to be recovered at this time with the potential for further amounts in future periods.

If the ruling were to be enacted retrospectively for a period of five years, the potential asset is estimated to be around £723 million.

212	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

27 Contingent liabilities and financial commitments continued

Commitments in relation to service contracts, non-capitalised leases

The total future minimum payments under non-cancellable service contracts based on when payments fall due:

	2019 £m	2018 £m
Service contracts

Within one year	15	20

Between one and five years	20	17

Beyond five years	–	–

	35	37

Financial commitments arising from short-term leases and leases of low-value assets that are not capitalised under IFRS 16 Leases are £10 million for property and £11 million for plant, equipment and other assets. Refer to note 30 for more information on the adoption of IFRS 16.

Performance guarantees

As part of the acquisition of TDR in 2015, the Group has committed to keeping the manufacturing facility in Kanfanar, Croatia operational for at least five years following completion of the acquisition. The maximum exposure under this guarantee is £42 million (2018: £45 million).

28 Interests in subsidiaries

Subsidiaries with material non-controlling interests

Non-controlling interests principally arise from the Group’s listed investment in Malaysia (British American Tobacco (Malaysia) Berhad), where the Group held 50% of the listed holding company in 2019, 2018 and 2017. The Group has assessed that it exercises de facto control over Malaysia as it has the practical ability to direct the business through effective control of the Company’s Board as a result of the Group controlling the largest shareholding block in comparison to other shareholdings which are widely dispersed. Summarised financial information for Malaysia is shown below as required by IFRS 12. As part of the Group’s reporting processes, Malaysia report consolidated financial information for the Malaysia group which has been adjusted to comply with Group accounting policies which may differ to local accounting practice. Goodwill in respect of Malaysia, which arose as a result of the acquisition of the Rothmans group referred to in note 8, has not been included as part of the net assets below. In addition, no adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2019 £m	2018 £m	2017 £m

Revenue	191	231	237

Profit for the year	65	87	89

– Attributable to non-controlling interests	33	43	44

Total comprehensive income	65	87	87

– Attributable to non-controlling interests	33	43	43

Dividends paid to non-controlling interests	(36)	(40)	(64)

Summary net assets:

Non-current assets	20	16	18

Current assets	97	116	101

Non-current liabilities	(4)	–	(5)

Current liabilities	(117)	(129)	(120)

Total equity at the end of the year	(4)	3	(6)

– Attributable to non-controlling interests	(2)	1	(3)

Net cash generated from operating activities	61	86	67

Net cash generated in investing activities	–	(2)	14

Net cash used in financing activities	(73)	(77)	(86)

Differences on exchange	–	1	(1)

Increase/(decrease) in net cash and cash equivalents	(12)	8	(6)

Net cash and cash equivalents at 1 January	10	2	8

Net cash and cash equivalents at 31 December	(2)	10	2

BAT Annual Report and Form 20-F 2019	213

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

28 Interests in subsidiaries continued

Subsidiaries subject to restrictions

As a result of the Group’s Canadian subsidiary, Imperial Tobacco Canada (ITCAN), entering CCAA protection, the assets of ITCAN are subject to restrictions. The table below summarises the assets and liabilities of ITCAN:

Summarised financial information	2019 £m	2018 £m

Non-current assets	2,403	2,781

Current assets	768	394

Non-current liabilities	(131)	(129)

Current liabilities	(447)	(498)

	2,593	2,548

Under the terms of CCAA, the court has appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN.

Whilst the Group continues to control the operations of its Canadian subsidiary, there are restrictions over the ability to access or use certain assets including the ability to remit dividends. Included in current assets are cash and cash equivalents of £595 million, of which £445 million is restricted (2018: £248 million, none of which was restricted) (note 17) and inventories of £117 million (2018: £105 million). Included in non-current assets for 2019 and 2018 is goodwill of £2.3 billion subject to impairment reviews (note 8). Included in current liabilities are trade and other payables of £310 million (2018: £362 million), the majority of which are amounts payable in respect of duties and excise. Refer to note 27 for information on the Quebec Class Actions.

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

Refer to note 10 for information on the Group’s 42% investment in Tisak d.d..

214	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information

The following consolidating financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10.

The following condensed consolidating financial information relates to the guarantees of:

–	US$10.3 billion RAI unsecured notes;

–	US$149.5 million of Lorillard unsecured notes;

–

US$14.96 billion of bonds representing the portion (99.7%) of a total US$15 billion of bonds issued by B.A.T Capital Corporation (“BATCAP”) in connection with the acquisition of RAI exchanged for registered bonds in 2018; and

–

US$3.5 billion of bonds issued by BATCAP in connection with the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities.

Note: The following condensed consolidating financial statements report the contribution of each applicable company to the Group’s results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or RAI and its subsidiaries (collectively, the “RAI Group”)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS as issued by the IASB and adopted by the EU. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

(a) RAI and Lorillard unsecured notes

The following condensed consolidating financial information relates to the guarantees of: US$10.3 billion (2018: US$11 billion) RAI unsecured notes (referred to as “RB” below) and US$149.5 million (2018: US$231 million) of Lorillard unsecured notes (referred to as “LB” below). The subsidiaries disclosed below are wholly owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (parent guarantor of RB and LB), referred to as “BAT p.l.c.” in the financials below;

b.	R.J. Reynolds Tobacco Company (issuer of LB), referred to as “RJRT” in the financials below;

c.	Reynolds American Inc. (issuer of RB, subsidiary guarantor of LB), referred to as “RAI” in the financials below;

d.	R.J. Reynolds Tobacco Holdings Inc. (subsidiary guarantor of RB and LB), referred to as “RJRTH” in the financials below;

e.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;

f.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and

g.	the BAT Group on a consolidated basis.

BAT Annual Report and Form 20-F 2019	215

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

	Condensed Consolidating Income Statement

	Year ended 31 December 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m

Revenue	–	8,474	–	–	17,746	(343)	25,877

Raw materials and consumables used	–	(672)	–	–	(4,224)	297	(4,599)

Changes in inventories of finished goods and work in progress	–	(7)	–	–	169	–	162

Employee benefit costs	(4)	(203)	(10)	(1)	(3,004)	1	(3,221)

Depreciation, amortisation and impairment costs	–	(179)	–	–	(1,333)	–	(1,512)

Other operating income	–	2	26	–	3,589	(3,454)	163

Loss on reclassification from amortised cost to fair value	–	–	–	–	(3)	–	(3)

Other operating expenses	(122)	(6,765)	(18)	–	(4,482)	3,536	(7,851)

(Loss)/profit from operations	(126)	650	(2)	(1)	8,458	37	9,016

Net finance income/(costs)	121	2	(497)	3	(1,188)	(43)	(1,602)

Share of post-tax results of associates and joint ventures	–	–	–	–	498	–	498

Profit before taxation	(5)	652	(499)	2	7,768	(6)	7,912

Taxation on ordinary activities	–	(187)	125	–	(2,001)	–	(2,063)

Equity income from subsidiaries	5,854	2,595	3,697	3,086	–	(15,232)	–

Profit for the year	5,849	3,060	3,323	3,088	5,767	(15,238)	5,849

Attributable to:

Owners of the parent	5,849	3,060	3,323	3,088	5,622	(15,238)	5,704

Non-controlling interests	–	–	–	–	145	–	145

	5,849	3,060	3,323	3,088	5,767	(15,238)	5,849

216	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

					Condensed Consolidating Income Statement

					Year ended 31 December 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m

Revenue	–	7,752	–	–	16,959	(219)	24,492

Raw materials and consumables used	–	(662)	–	–	(4,161)	159	(4,664)

Changes in inventories of finished goods and work in progress	–	(4)	–	–	118	–	114

Employee benefit costs	(5)	(169)	(13)	–	(2,822)	4	(3,005)

Depreciation, amortisation and impairment costs	–	(91)	–	–	(947)	–	(1,038)

Other operating income	–	3	22	–	3,847	(3,787)	85

Loss on reclassification from amortised cost to fair value	–	–	–	–	(3)	–	(3)

Other operating expenses	(124)	(6,579)	(17)	–	(3,819)	3,871	(6,668)

(Loss)/profit from operations	(129)	250	(8)	–	9,172	28	9,313

Net finance income/(costs)	95	9	(421)	3	(947)	(120)	(1,381)

Share of post-tax results of associates and joint ventures	–	–	–	–	419	–	419

Profit before taxation	(34)	259	(429)	3	8,644	(92)	8,351

Taxation on ordinary activities	–	(100)	93	1	(2,135)	–	(2,141)

Equity income from subsidiaries	6,210	2,569	3,436	2,755	–	(14,970)	–

Profit for the year	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210

Attributable to:

Owners of the parent	6,176	2,728	3,100	2,759	6,331	(15,062)	6,032

Non-controlling interests	–	–	–	–	178	–	178

	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210

BAT Annual Report and Form 20-F 2019	217

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

					Condensed Consolidating Income Statement

					Year ended 31 December 2017

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m
Revenue	–	3,459	–	–	16,243	(138)	19,564

Raw materials and consumables used	–	(346)	–	–	(4,286)	112	(4,520)

Changes in inventories of finished goods and work in progress	–	(7)	–	–	(507)	1	(513)

Employee benefit costs	(8)	(117)	(35)	(2)	(2,525)	8	(2,679)

Depreciation, amortisation and impairment costs	–	(28)	–	–	(874)	–	(902)

Other operating income	–	7	34	–	1,859	(1,756)	144

Other operating expenses	(101)	(2,889)	(6)	–	(3,499)	1,813	(4,682)

(Loss)/profit from operations	(109)	79	(7)	(2)	6,411	40	6,412

Net finance income/(costs)	3	11	(190)	9	(908)	(19)	(1,094)

Share of post-tax results of associates and joint ventures	–	–	–	–	24,209	–	24,209

Profit before taxation	(106)	90	(197)	7	29,712	21	29,527

Taxation on ordinary activities	–	(240)	61	(3)	8,311	–	8,129

Equity income from subsidiaries	37,656	3,870	4,259	3,893	–	(49,678)	–

Profit for the year	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656

Attributable to:

Owners of the parent	37,550	3,720	4,123	3,897	37,852	(49,657)	37,485

Non-controlling interests	–	–	–	–	171	–	171

	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656

218	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

			Condensed Consolidating Statement of Comprehensive Income

			Year ended 31 December 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m
Profit for the year	5,849	3,060	3,323	3,088	5,767	(15,238)	5,849
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	–	30	30	30	(3,217)	(89)	(3,216)

Differences on exchange	–	30	30	30	(2,968)	(89)	(2,967)

Cash flow hedges	–	–	–	–	(193)	–	(193)

Net investment hedges	–	–	–	–	3	–	3

Associates – share of OCI, net of tax	–	–	–	–	(115)	–	(115)

Tax on items that may be reclassified	–	–	–	–	56	–	56
Items that will not be reclassified subsequently to profit or loss:	–	167	185	167	(669)	(357)	(507)

Retirement benefit schemes	–	226	245	225	(813)	(472)	(589)

Associates – share of OCI, net of tax	–	–	–	–	7	–	7

Tax on items that will not be reclassified	–	(59)	(60)	(58)	137	115	75

Total other comprehensive income/(expense) for the year, net of tax	–	197	215	197	(3,886)	(446)	(3,723)

Share of subsidiaries OCI (other reserves)	(507)	–	–	–	–	507	–

Share of subsidiaries OCI (retained earnings)	(3,216)	–	–	–	–	3,216	–

Total comprehensive income/(expense) for the year, net of tax	2,126	3,257	3,538	3,285	1,881	(11,961)	2,126

Attributable to:

Owners of the parent	2,126	3,257	3,538	3,285	1,755	(11,961)	2,000

Non-controlling interests	–	–	–	–	126	–	126

	2,126	3,257	3,538	3,285	1,881	(11,961)	2,126

BAT Annual Report and Form 20-F 2019	219

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

				Condensed Consolidating Statement of Comprehensive Income

				Year ended 31 December 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m

Profit for the year	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	–	–	–	–	3,099	–	3,099

Differences on exchange	–	–	–	–	3,868	–	3,868

Cash flow hedges	–	–	–	–	(41)	–	(41)

Net investment hedges	–	–	–	–	(708)	–	(708)

Associates – share of OCI, net of tax	–	–	–	–	(38)	–	(38)

Tax on items that may be reclassified	–	–	–	–	18	–	18

Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	115	–	115

Retirement benefit schemes	–	–	–	–	142	–	142

Associates – share of OCI, net of tax	–	–	–	–	6	–	6

Tax on items that will not be reclassified	–	–	–	–	(33)	–	(33)

Total other comprehensive income for the year, net of tax	–	–	–	–	3,214	–	3,214

Share of subsidiaries OCI (other reserves)	115	–	–	–	–	(115)	–

Share of subsidiaries OCI (retained earnings)	3,099	–	–	–	–	(3,099)	–

Total comprehensive income/(expense) for the year, net of tax	9,390	2,728	3,100	2,759	9,723	(18,276)	9,424

Attributable to:

Owners of the parent	9,390	2,728	3,100	2,759	9,538	(18,276)	9,239

Non-controlling interests	–	–	–	–	185	–	185

	9,390	2,728	3,100	2,759	9,723	(18,276)	9,424

220	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

				Condensed Consolidating Statement of Comprehensive Income

				Year ended 31 December 2017

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m

Profit for the year	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	–	–	–	–	(3,809)	–	(3,809)

Differences on exchange	–	–	–	–	(3,084)	–	(3,084)

Cash flow hedges	–	–	–	–	(171)	–	(171)

Investments held at fair value	–	–	–	–	(27)	–	(27)

Net investment hedges	–	–	–	–	357	–	357

Associates–share of OCI, net of tax	–	–	–	–	(918)	–	(918)

Tax on items that may be reclassified	–	–	–	–	34	–	34

Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	681	–	681

Retirement benefit schemes	–	–	–	–	827	–	827

Associates–share of OCI, net of tax	–	–	–	–	25	–	25

Tax on items that will not be reclassified	–	–	–	–	(171)	–	(171)

Total other comprehensive expense for the year, net of tax	–	–	–	–	(3,128)	–	(3,128)

Share of subsidiaries OCI (other reserves)	681	–	–	–	–	(681)	–

Share of subsidiaries OCI (retained earnings)	(3,809)	–	–	–	–	3,809	–

Total comprehensive income/(expense) for the year, net of tax	34,422	3,720	4,123	3,897	34,895	(46,529)	34,528

Attributable to:

Owners of the parent	34,422	3,720	4,123	3,897	34,728	(46,529)	34,361

Non-controlling interests	–	–	–	–	167	–	167

	34,422	3,720	4,123	3,897	34,895	(46,529)	34,528

BAT Annual Report and Form 20-F 2019	221

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

					Condensed Consolidating Balance Sheet

					At 31 December 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m
Assets

Intangible assets	–	2,807	–	7,438	108,542	–	118,787

Property, plant and equipment	–	683	1	–	4,834	–	5,518

Investments in subsidiaries	23,510	16,613	29,714	18,812	–	(88,649)	–

Investments in associates and joint ventures	–	–	–	–	1,860	–	1,860

Retirement benefit assets	–	–	–	–	430	–	430

Deferred tax assets	–	360	22	4	38	–	424

Trade and other receivables	–	5	416	17	308	(498)	248

Investments held at fair value	–	–	–	1	11	–	12

Derivative financial instruments	–	–	–	–	452	–	452

Total non-current assets	23,510	20,468	30,153	26,272	116,475	(89,147)	127,731

Inventories	–	631	–	–	5,444	19	6,094

Income tax receivable	–	–	–	–	122	–	122

Trade and other receivables	6,719	770	749	69	5,574	(9,788)	4,093

Investments held at fair value	–	–	–	–	123	–	123

Derivative financial instruments	8	–	–	–	313	(8)	313

Cash and cash equivalents	5	–	–	–	2,526	(5)	2,526

	6,732	1,401	749	69	14,102	(9,782)	13,271

Assets classified as held-for-sale	–	–	–	–	3	–	3

Total current assets	6,732	1,401	749	69	14,105	(9,782)	13,274

Total assets	30,242	21,869	30,902	26,341	130,580	(98,929)	141,005

Equity–capital and reserves

Share capital	614	14,378	13,794	21,721	–	(49,893)	614

Share premium, capital redemption and merger reserves	22,857	–	–	–	29,116	(25,364)	26,609

Other reserves	(418)	21	–	22	(3,555)	375	(3,555)

Retained earnings	5,470	4,419	6,654	4,561	38,270	(19,140)	40,234

Owners of the parent	28,523	18,818	20,448	26,304	63,831	(94,022)	63,902

Non-controlling interests	–	–	–	–	258	–	258

Total equity	28,523	18,818	20,448	26,304	64,089	(94,022)	64,160

Liabilities

Borrowings	1,571	37	6,741	–	31,026	(1,571)	37,804

Retirement benefit liabilities	–	604	53	16	786	–	1,459

Deferred tax liabilities	–	5	–	–	17,045	–	17,050

Other provisions for liabilities	1	1	–	–	387	(1)	388

Trade and other payables	8	10	70	–	1,454	(508)	1,034

Derivative financial instruments	–	–	–	–	287	–	287

Total non-current liabilities	1,580	657	6,864	16	50,985	(2,080)	58,022

Borrowings	13	171	2,979	–	6,296	(1,897)	7,562

Income tax payable	–	22	29	–	628	4	683

Other provisions for liabilities	–	29	–	–	641	–	670

Trade and other payables	126	2,172	582	21	7,760	(934)	9,727

Derivative financial instruments	–	–	–	–	181	–	181

Total current liabilities	139	2,394	3,590	21	15,506	(2,827)	18,823

Total equity and liabilities	30,242	21,869	30,902	26,341	130,580	(98,929)	141,005

222	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

					Condensed Consolidating Balance Sheet

					At 31 December 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m
Assets

Intangible assets	–	2,935	–	7,737	113,342	(1)	124,013

Property, plant and equipment	–	763	1	–	4,402	–	5,166

Investments in subsidiaries	32,543	21,368	30,625	19,636	–	(104,172)	–

Investments in associates and joint ventures	–	–	–	–	1,737	–	1,737

Retirement benefit assets	–	–	–	–	1,147	–	1,147

Deferred tax assets	–	521	17	4	(198)	–	344

Trade and other receivables	–	5	464	32	762	(578)	685

Investments held at fair value	–	–	–	–	39	–	39

Derivative financial instruments	–	–	–	–	556	–	556

Total non-current assets	32,543	25,592	31,107	27,409	121,787	(104,751)	133,687

Inventories	–	711	–	–	5,319	(1)	6,029

Income tax receivable	–	–	–	–	74	–	74

Trade and other receivables	7,306	1,102	820	59	4,431	(10,130)	3,588

Investments held at fair value	–	–	–	–	178	–	178

Derivative financial instruments	–	–	–	–	179	–	179

Cash and cash equivalents	6	–	–	–	2,602	(6)	2,602

	7,312	1,813	820	59	12,783	(10,137)	12,650

Assets classified as held-for-sale	–	–	–	–	5	–	5

Total current assets	7,312	1,813	820	59	12,788	(10,137)	12,655

Total assets	39,855	27,405	31,927	27,468	134,575	(114,888)	146,342

Equity – capital and reserves

Share capital	614	14,948	14,348	22,586	1,921	(53,803)	614

Share premium, capital redemption and merger reserves	22,854	–	–	–	28,755	(25,003)	26,606

Other reserves	204	(46)	(44)	(46)	(335)	(66)	(333)

Retained earnings	11,291	8,420	6,853	4,888	36,974	(29,869)	38,557

Owners of the parent	34,963	23,322	21,157	27,428	67,315	(108,741)	65,444

Non-controlling interests	–	–	–	–	244	–	244

Total equity	34,963	23,322	21,157	27,428	67,559	(108,741)	65,688

Liabilities

Borrowings	1,571	126	8,140	–	35,018	(1,571)	43,284

Retirement benefit liabilities	–	853	53	18	741	–	1,665

Deferred tax liabilities	–	–	–	–	17,776	–	17,776

Other provisions for liabilities	1	1	–	–	330	(1)	331

Trade and other payables	8	15	89	–	1,529	(586)	1,055

Derivative financial instruments	–	–	–	–	214	–	214

Total non-current liabilities	1,580	995	8,282	18	55,608	(2,158)	64,325

Borrowings	2,062	98	1,573	–	3,497	(3,005)	4,225

Income tax payable	–	8	133	–	712	–	853

Other provisions for liabilities	–	20	–	–	298	–	318

Trade and other payables	1,248	2,962	782	22	6,599	(982)	10,631

Derivative financial instruments	2	–	–	–	302	(2)	302

Total current liabilities	3,312	3,088	2,488	22	11,408	(3,989)	16,329

Total equity and liabilities	39,855	27,405	31,927	27,468	134,575	(114,888)	146,342

BAT Annual Report and Form 20-F 2019	223

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

				Condensed Consolidating Cash Flow Statement

				Year ended 31 December 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(43)	14	50	(3)	8,940	38	8,996

Net cash generated from/(used in) investing activities	165	2,797	3,770	3,175	(511)	(10,035)	(639)

Net cash (used in)/generated from financing activities	(123)	(2,811)	(3,820)	(3,172)	(11,564)	12,897	(8,593)

Net cash flows (used in)/generated from operating, investing and financing activities	(1)	–	–	–	(3,135)	2,900	(236)

Differences on exchange	–	–	–	–	(57)	–	(57)

(Decrease)/increase in net cash and cash equivalents in the year	(1)	–	–	–	(3,192)	2,900	(293)

Net cash and cash equivalents at 1 January*	6	–	–	–	2,322	–	2,328

Net cash and cash equivalents at 31 December	5	–	–	–	(870)	2,900	2,035

				Condensed Consolidating Cash Flow Statement

				Year ended 31 December 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(45)	1,670	349	(7)	8,249	79	10,295

Net cash generated from/(used in) investing activities	187	3,039	4,280	3,366	(877)	(11,016)	(1,021)

Net cash (used in)/generated from financing activities	(140)	(4,711)	(4,631)	(3,359)	(11,391)	14,602	(9,630)

Net cash flows generated from/(used in) operating, investing and financing activities	2	(2)	(2)	–	(4,019)	3,665	(356)

Differences on exchange	(1)	–	–	–	(138)	1	(138)

Increase/(decrease) in net cash and cash equivalents in the year	1	(2)	(2)	–	(4,157)	3,666	(494)

Net cash and cash equivalents at 1 January*	5	2	2	–	2,813	–	2,822

Net cash and cash equivalents at 31 December	6	–	–	–	(1,344)	3,666	2,328

224	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

					Condensed Consolidating Cash Flow Statement

					Year ended 31 December 2017

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(12)	(1,860)	(270)	(11)	7,488	12	5,347

Net cash generated from/(used in) investing activities	2	(88)	1,116	1	(19,512)	(63)	(18,544)

Net cash generated from/(used in) financing activities	10	1,950	(844)	10	21,030	(7,397)	14,759

Net cash flows generated from/(used in) operating, investing and financing activities	–	2	2	–	9,006	(7,448)	1,562

Differences on exchange	–	–	–	–	(391)	–	(391)

Increase/(decrease) in net cash and cash equivalents in the year	–	2	2	–	8,615	(7,448)	1,171

Net cash and cash equivalents at 1 January*	5	–	–	–	1,646	–	1,651

Net cash and cash equivalents at 31 December	5	2	2	–	10,261	(7,448)	2,822

*	The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuers, subsidiary guarantors and non-guarantor subsidiaries.

(b) BATCAP bonds

The following condensed consolidating financial information relates to the guarantees of:

–

US$14.96 billion of bonds representing the portion (99.7%) of a total US$15 billion principal amount of bonds issued by BATCAP exchanged for registered bonds in 2018 in the exchange offer required by the registration rights agreement entered into in connection with the bond offering related to the acquisition of RAI; and

–

Shelf Registration Statement on Form F-3 filed on 17 July 2019, pursuant to which B.A.T Capital Corporation (‘BATCAP’) or B.A.T. International Finance p.l.c. (‘BATIF’) may issue an indefinite amount of debt securities. Under this programme US$3.5 billion of bonds have been issued by BATCAP.

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;

b.	B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as “BATCAP” in financials below;

c.	B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;

d.	British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the US$17.2 billion bonds only), referred to as ‘BATHTN’ in the financials below*;

e.	B.A.T. Netherlands Finance B.V. and Reynolds American Inc. (as subsidiary guarantors), referred to as ‘BATNF’ and ‘RAI’ respectively in the financials below;

f.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;

g.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and

h.	the BAT Group on a consolidated basis.

The information presented is based on the results for the 12-month period ended 31 December 2019, 2018 and 2017.

*

British American Tobacco Holdings (The Netherlands) B.V. (“BATHTN”) should be added to the column labelled ‘All other companies, Non-guarantor subsidiaries’ for the purposes of the condensed consolidating financial information relating to the guarantee of the US$3.5 billion issued by BATCAP under the shelf programme, as BATHTN has not provided, and will not provide a guarantee in respect of these debt securities.

BAT Annual Report and Form 20-F 2019	225

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

	Condensed Consolidating Income Statement

	Year ended 31 December 2019

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	–	–	–	–	–	25,877	–	25,877

Raw materials and consumables used	–	–	–	–	–	(4,599)	–	(4,599)

Changes in inventories of finished goods and work in progress	–	–	–	–	–	162	–	162

Employee benefit costs	(4)	–	–	(2)	(10)	(3,209)	4	(3,221)

Depreciation, amortisation and impairment costs	–	–	–	–	–	(1,512)	–	(1,512)

Other operating income	–	–	–	–	26	137	–	163

Loss on reclassification from amortised cost to fair value	–	–	–	–	–	(3)	–	(3)

Other operating expenses	(122)	(2)	(5)	(3)	(18)	(7,823)	122	(7,851)

(Loss)/Profit from operations	(126)	(2)	(5)	(5)	(2)	9,030	126	9,016

Net finance income/(costs)	121	154	195	196	(497)	(1,760)	(11)	(1,602)

Share of post-tax results of associates and joint ventures	–	–	–	–	–	498	–	498

Profit before taxation	(5)	152	190	191	(499)	7,768	115	7,912

Taxation on ordinary activities	–	(35)	8	1	125	(2,162)	–	(2,063)

Equity income from subsidiaries	5,854	–	–	–	3,697	–	(9,551)	–

Profit for the year	5,849	117	198	192	3,323	5,606	(9,436)	5,849

Attributable to:

Owners of the parent	5,849	117	198	192	3,323	5,461	(9,436)	5,704

Non-controlling interests	–	–	–	–	–	145	–	145

	5,849	117	198	192	3,323	5,606	(9,436)	5,849

226	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

	Condensed Consolidating Income Statement

	Year ended 31 December 2018

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	–	–	–	–	–	24,492	–	24,492

Raw materials and consumables used	–	–	–	–	–	(4,664)	–	(4,664)

Changes in inventories of finished goods and work in progress	–	–	–	–	–	114	–	114

Employee benefit costs	(5)	–	–	(2)	(13)	(2,990)	5	(3,005)

Depreciation, amortisation and impairment costs	–	–	–	–	–	(1,038)	–	(1,038)

Other operating income	–	–	–	–	22	63	–	85

Loss on reclassification from amortised cost to fair value	–	–	–	–	–	(3)	–	(3)

Other operating expenses	(124)	(3)	(1)	(4)	(17)	(6,643)	124	(6,668)

(Loss)/Profit from operations	(129)	(3)	(1)	(6)	(8)	9,331	129	9,313

Net finance income/(costs)	95	239	96	248	(421)	(599)	(1,039)	(1,381)

Share of post-tax results of associates and joint ventures	–	–	–	–	–	419	–	419

Profit before taxation	(34)	236	95	242	(429)	9,151	(910)	8,351

Taxation on ordinary activities	–	(79)	7	1	93	(2,163)	–	(2,141)

Equity income from subsidiaries	6,210	–	–	–	3,436	–	(9,646)	–

Profit for the year	6,176	157	102	243	3,100	6,988	(10,556)	6,210

Attributable to:

Owners of the parent	6,176	157	102	243	3,100	6,810	(10,556)	6,032

Non-controlling interests	–	–	–	–	–	178	–	178

	6,176	157	102	243	3,100	6,988	(10,556)	6,210

BAT Annual Report and Form 20-F 2019	227

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

	Condensed Consolidating Income Statement

	Year ended 31 December 2017

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	–	–	–	–	–	19,564	–	19,564

Raw materials and consumables used	–	–	–	–	–	(4,520)	–	(4,520)

Changes in inventories of finished goods and work in progress	–	–	–	–	–	(513)	–	(513)

Employee benefit costs	(8)	–	–	(3)	(35)	(2,641)	8	(2,679)

Depreciation, amortisation and impairment costs	–	–	–	–	–	(902)	–	(902)

Other operating income	–	1	–	1	33	109	–	144

Other operating expenses	(101)	(1)	(1)	(2)	(7)	(4,671)	101	(4,682)

(Loss)/Profit from operations	(109)	–	(1)	(4)	(9)	6,426	109	6,412

Net finance income/(costs)	3	(62)	(22)	636	(191)	(1,403)	(55)	(1,094)

Share of post-tax results of associates and joint ventures	–	–	–	–	–	24,209	–	24,209

Profit before taxation	(106)	(62)	(23)	632	(200)	29,232	54	29,527

Taxation on ordinary activities	–	10	(40)	4	61	8,094	–	8,129

Equity income from subsidiaries	37,656	–	–	–	4,259	–	(41,915)	–

Profit for the year	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656

Attributable to:

Owners of the parent	37,550	(52)	(63)	636	4,120	37,155	(41,861)	37,485

Non-controlling interests	–	–	–	–	–	171	–	171

	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656

228	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

	Condensed Consolidating Statement of Comprehensive Income

	Year ended 31 December 2019

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Profit for the year	5,849	117	198	192	3,323	5,606	(9,436)	5,849

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	–	(214)	(21)	–	30	(3,011)	–	(3,216)

Differences on exchange	–	–	–	–	30	(2,997)	–	(2,967)

Cash flow hedges	–	(214)	9	–	–	12	–	(193)

Net investment hedges	–	–	(30)	–	–	33	–	3

Associates – share of OCI, net of tax	–	–	–	–	–	(115)	–	(115)

Tax on items that may be reclassified	–	–	–	–	–	56	–	56

Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	185	(692)	–	(507)

Retirement benefit schemes	–	–	–	–	245	(834)	–	(589)

Associates – share of OCI, net of tax	–	–	–	–	–	7	–	7

Tax on items that will not be reclassified	–	–	–	–	(60)	135	–	75

Total other comprehensive (expense)/ income for the year, net of tax	–	(214)	(21)	–	215	(3,703)	–	(3,723)

Share of subsidiaries OCI (other reserves)	(507)	–	–	–	–	–	507	–

Share of subsidiaries OCI (retained earnings)	(3,216)	–	–	–	–	–	3,216	–

Total comprehensive income/(expense) for the year, net of tax	2,126	(97)	177	192	3,538	1,903	(5,713)	2,126

Attributable to:

Owners of the parent	2,126	(97)	177	192	3,538	1,777	(5,713)	2,000

Non-controlling interests	–	–	–	–	–	126	–	126

	2,126	(97)	177	192	3,538	1,903	(5,713)	2,126

BAT Annual Report and Form 20-F 2019	229

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

	Condensed Consolidating Statement of Comprehensive Income

	Year ended 31 December 2018

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Profit for the year	6,176	157	102	243	3,100	6,988	(10,556)	6,210

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	–	(101)	15	–	–	3,185	–	3,099

Differences on exchange	–	–	–	–	–	3,868	–	3,868

Cash flow hedges	–	(101)	15	–	–	45	–	(41)

Net investment hedges	–	–	–	–	–	(708)	–	(708)

Associates – share of OCI, net of tax	–	–	–	–	–	(38)	–	(38)

Tax on items that may be reclassified	–	–	–	–	–	18	–	18

Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	–	115	–	115

Retirement benefit schemes	–	–	–	–	–	142	–	142

Associates – share of OCI, net of tax	–	–	–	–	–	6	–	6

Tax on items that will not be reclassified	–	–	–	–	–	(33)	–	(33)

Total other comprehensive (expense)/ income for the year, net of tax	–	(101)	15	–	–	3,300	–	3,214

Share of subsidiaries OCI (other reserves)	115	–	–	–	–	–	(115)	–

Share of subsidiaries OCI (retained earnings)	3,099	–	–	–	–	–	(3,099)	–

Total comprehensive income/(expense) for the year, net of tax	9,390	56	117	243	3,100	10,288	(13,770)	9,424

Attributable to:

Owners of the parent	9,390	56	117	243	3,100	10,103	(13,770)	9,239

Non-controlling interests	–	–	–	–	–	185	–	185

	9,390	56	117	243	3,100	10,288	(13,770)	9,424

230	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

	Condensed Consolidating Statement of Comprehensive Income

	Year ended 31 December 2017
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Profit for the year	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	–	(242)	(21)	–	–	(3,546)	–	(3,809)

Differences on exchange	–	–	–	–	–	(3,084)	–	(3,084)

Cash flow hedges	–	(242)	(10)	–	–	81	–	(171)

Investments held at fair value	–	–	–	–	–	(27)	–	(27)

Net investment hedges	–	–	(11)	–	–	368	–	357

Associates – share of OCI, net of tax	–	–	–	–	–	(918)	–	(918)

Tax on items that may be reclassified	–	–	–	–	–	34	–	34

Items that will not be reclassified subsequently to profit or loss:	–	–	–	–	–	681	–	681

Retirement benefit schemes	–	–	–	–	–	827	–	827

Associates – share of OCI, net of tax	–	–	–	–	–	25	–	25

Tax on items that will not be reclassified	–	–	–	–	–	(171)	–	(171)

Total other comprehensive expense for the year, net of tax	–	(242)	(21)	–	–	(2,865)	–	(3,128)

Share of subsidiaries OCI (other reserves)	681	–	–	–	–	–	(681)	–

Share of subsidiaries OCI (retained earnings)	(3,809)	–	–	–	–	–	3,809	–

Total comprehensive income/(expense) for the year, net of tax	34,422	(294)	(84)	636	4,120	34,461	(38,733)	34,528

Attributable to:

Owners of the parent	34,422	(294)	(84)	636	4,120	34,294	(38,733)	34,361

Non-controlling interests	–	–	–	–	–	167	–	167

	34,422	(294)	(84)	636	4,120	34,461	(38,733)	34,528

BAT Annual Report and Form 20-F 2019	231

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

	Condensed Consolidating Balance Sheet

	At 31 December 2019

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	–	–	–	–	–	118,787	–	118,787

Property, plant and equipment	–	–	–	–	1	5,517	–	5,518

Investments in subsidiaries	23,510	–	718	1,419	29,714	–	(55,361)	–

Investments in associates and joint ventures	–	–	–	–	–	1,860	–	1,860

Retirement benefit assets	–	–	–	39	–	391	–	430

Deferred tax assets	–	118	–	–	22	284	–	424

Trade and other receivables	–	12,604	15,496	–	416	(30,446)	2,178	248

Investments held at fair value	–	–	–	–	–	12	–	12

Derivative financial instruments	–	–	692	–	–	(3)	(237)	452

Total non-current assets	23,510	12,722	16,906	1,458	30,153	96,402	(53,420)	127,731

Inventories	–	–	–	–	–	6,094	–	6,094

Income tax receivable	–	–	–	–	–	122	–	122

Trade and other receivables	6,719	6,366	23,659	16	749	(26,144)	(7,272)	4,093

Investments held at fair value	–	–	–	–	–	123	–	123

Derivative financial instruments	8	–	419	–	–	(74)	(40)	313

Cash and cash equivalents	5	13	138	–	–	2,375	(5)	2,526

	6,732	6,379	24,216	16	749	(17,504)	(7,317)	13,271

Assets classified as held-for-sale	–	–	–	–	–	3	–	3

Total current assets	6,732	6,379	24,216	16	749	(17,501)	(7,317)	13,274

Total assets	30,242	19,101	41,122	1,474	30,902	78,901	(60,737)	141,005

Equity – capital and reserves

Share capital	614	–	231	91	13,794	–	(14,116)	614

Share premium, capital redemption and merger reserves	22,857	30	–	1,223	–	30,002	(27,503)	26,609

Other reserves	(418)	(357)	(1,114)	226	–	(3,555)	1,663	(3,555)

Retained earnings	5,470	223	3,039	(79)	6,654	40,232	(15,305)	40,234

Owners of the parent	28,523	(104)	2,156	1,461	20,448	66,679	(55,261)	63,902

Non-controlling interests	–	–	–	–	–	258	–	258

Total equity	28,523	(104)	2,156	1,461	20,448	66,937	(55,261)	64,160

Liabilities

Borrowings	1,571	15,168	14,590	–	6,741	(2,443)	2,177	37,804

Retirement benefit liabilities	–	–	–	–	53	1,406	–	1,459

Deferred tax liabilities	–	–	22	10	–	17,018	–	17,050

Other provisions for liabilities	1	–	–	–	–	388	(1)	388

Trade and other payables	8	–	4	–	70	960	(8)	1,034

Derivative financial instruments	–	237	302	–	–	(15)	(237)	287

Total non-current liabilities	1,580	15,405	14,918	10	6,864	17,314	1,931	58,022

Borrowings	13	3,706	23,591	1	2,979	(15,543)	(7,185)	7,562

Income tax payable	–	33	–	–	29	621	–	683

Other provisions for liabilities	–	–	–	–	–	670	–	670

Trade and other payables	126	29	3	2	582	9,168	(183)	9,727

Derivative financial instruments	–	32	454	–	–	(266)	(39)	181

Total current liabilities	139	3,800	24,048	3	3,590	(5,350)	(7,407)	18,823

Total equity and liabilities	30,242	19,101	41,122	1,474	30,902	78,901	(60,737)	141,005

232	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

	Condensed Consolidating Balance Sheet

	At 31 December 2018

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	–	–	–	–	–	124,013	–	124,013

Property, plant and equipment	–	–	–	–	1	5,165	–	5,166

Investments in subsidiaries	32,543	–	718	3,732	30,625	–	(67,618)	–

Investments in associates and joint ventures	–	–	–	–	–	1,737	–	1,737

Retirement benefit assets	–	–	–	15	–	1,132	–	1,147

Deferred tax assets	–	74	–	–	17	253	–	344

Trade and other receivables	–	15,707	21,911	–	464	(38,343)	946	685

Investments held at fair value	–	–	–	–	–	39	–	39

Derivative financial instruments	–	–	708	–	–	(7)	(145)	556

Total non-current assets	32,543	15,781	23,337	3,747	31,107	93,989	(66,817)	133,687

Inventories	–	–	–	–	–	6,029	–	6,029

Income tax receivable	–	–	–	–	–	74	–	74

Trade and other receivables	7,306	2,567	19,576	15	820	(13,626)	(13,070)	3,588

Investments held at fair value	–	–	–	–	–	178	–	178

Derivative financial instruments	–	–	405	–	–	(215)	(11)	179

Cash and cash equivalents	6	9	56	–	–	2,537	(6)	2,602

	7,312	2,576	20,037	15	820	(5,023)	(13,087)	12,650

Assets classified as held-for-sale	–	–	–	–	–	5	–	5

Total current assets	7,312	2,576	20,037	15	820	(5,018)	(13,087)	12,655

Total assets	39,855	18,357	43,374	3,762	31,927	88,971	(79,904)	146,342

Equity – capital and reserves

Share capital	614	–	231	91	14,348	614	(15,284)	614

Share premium, capital redemption and merger reserves	22,854	30	–	3,401	–	33,562	(33,241)	26,606

Other reserves	204	(195)	(1,091)	363	(44)	(333)	763	(333)

Retained earnings	11,291	105	2,841	(100)	6,853	38,557	(20,990)	38,557

Owners of the parent	34,963	(60)	1,981	3,755	21,157	72,400	(68,752)	65,444

Non-controlling interests	–	–	–	–	–	244	–	244

Total equity	34,963	(60)	1,981	3,755	21,157	72,644	(68,752)	65,688

Liabilities

Borrowings	1,571	15,599	18,450	–	8,140	(1,422)	946	43,284

Retirement benefit liabilities	–	–	–	–	53	1,612	–	1,665

Deferred tax liabilities	–	–	30	4	–	17,742	–	17,776

Other provisions for liabilities	1	–	–	–	–	331	(1)	331

Trade and other payables	8	–	4	–	89	962	(8)	1,055

Derivative financial instruments	–	145	217	–	–	(3)	(145)	214

Total non-current liabilities	1,580	15,744	18,701	4	8,282	19,222	792	64,325

Borrowings	2,062	2,637	22,293	1	1,573	(12,519)	(11,822)	4,225

Income tax payable	–	2	–	–	133	718	–	853

Other provisions for liabilities	–	–	–	–	–	318	–	318

Trade and other payables	1,248	25	30	2	782	8,677	(133)	10,631

Derivative financial instruments	2	9	369	–	–	(89)	11	302

Total current liabilities	3,312	2,673	22,692	3	2,488	(2,895)	(11,944)	16,329

Total equity and liabilities	39,855	18,357	43,374	3,762	31,927	88,971	(79,904)	146,342

BAT Annual Report and Form 20-F 2019	233

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

29 Condensed consolidating financial information continued

	Condensed Consolidating Cash Flow Statement

	Year ended 31 December 2019

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(43)	(148)	(59)	(4)	50	9,156	44	8,996

Net cash generated from/(used in) investing activities	165	870	848	–	3,770	(5,763)	(529)	(639)

Net cash (used in)/generated from financing activities	(123)	(719)	(882)	4	(3,820)	(3,645)	592	(8,593)

Net cash flows (used in)/generated from operating, investing and financing activities	(1)	3	(93)	–	–	(252)	107	(236)

Differences on exchange	–	(1)	(7)	–	–	(47)	(2)	(57)

(Decrease)/increase in net cash and cash equivalents in the year	(1)	2	(100)	–	–	(299)	105	(293)

Net cash and cash equivalents at 1 January*	6	9	(35)	–	–	2,348	–	2,328

Net cash and cash equivalents at 31 December	5	11	(135)	–	–	2,049	105	2,035

	Condensed Consolidating Cash Flow Statement

	Year ended 31 December 2018

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(45)	(81)	19	(13)	349	10,025	41	10,295

Net cash generated from/(used in) investing activities	187	946	709	2	4,280	(6,853)	(292)	(1,021)

Net cash (used in)/generated from financing activities	(140)	(980)	(1,355)	11	(4,631)	(3,663)	1,128	(9,630)

Net cash flows generated from/(used in) operating, investing and financing activities	2	(115)	(627)	–	(2)	(491)	877	(356)

Differences on exchange	(1)	2	34	–	–	(173)	–	(138)

Increase/(decrease) in net cash and cash equivalents in the year	1	(113)	(593)	–	(2)	(664)	877	(494)

Net cash and cash equivalents at 1 January*	5	122	558	–	2	2,135	–	2,822

Net cash and cash equivalents at 31 December	6	9	(35)	–	–	1,471	877	2,328

234	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

29 Condensed consolidating financial information continued

	Condensed Consolidating Cash Flow Statement

	Year ended 31 December 2017

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group

	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated

	£m	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(12)	67	10	69	(270)	5,470	13	5,347

Net cash generated from/(used in) investing activities	2	113	350	–	1,116	(20,020)	(105)	(18,544)

Net cash generated from/(used in) financing activities	10	(52)	237	(69)	(844)	22,772	(7,295)	14,759

Net cash flows generated from/(used in) operating, investing and financing activities	–	128	597	–	2	8,222	(7,387)	1,562

Differences on exchange	–	(6)	15	–	–	(400)	–	(391)

Increase/(decrease) in net cash and cash equivalents in the year	–	122	612	–	2	7,822	(7,387)	1,171

Net cash and cash equivalents at 1 January*	5	–	(56)	–	–	1,702	–	1,651

Net cash and cash equivalents at 31 December	5	122	556	–	2	9,524	(7,387)	2,822

*	The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuers, subsidiary guarantors and non-guarantor subsidiaries.

30 Accounting policy changes

Adoption of new accounting standards effective 1 January 2019

Adoption of IFRS 16

With effect from 1 January 2019, the Group adopted IFRS 16 Leases with no revision of prior periods, as permitted by the Standard. In accordance with IFRS 16, the distinction between operating leases and finance leases has been removed. As a result, substantially all leasing arrangements were added to the balance sheet as lease liabilities and right-of-use assets.

On the initial implementation of the Standard, previously recognised operating leases were capitalised as right-of-use assets and financial liabilities were recognised at the same initial value. The Group has taken advantage of certain practical expedients available under the Standard including:

–	‘grandfathering’ previously recognised lease arrangements;

–	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

–	assessing whether a lease is onerous prior to applying the Standard;

–	applying hindsight in determining the lease term if the contract contains options to extend or terminate the lease; and

–	not applying the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

After implementation, the Group has adopted several practical expedients under the Standard including:

–	not applying the requirements of IFRS 16 to leases of intangible assets;

–	applying the portfolio approach where appropriate to do so;

–	not applying the recognition and measurement requirements of IFRS 16 to short-term leases and to leases of low-value assets; and

–	not separating non-lease components from lease components (except in the case of property-related leases).

As disclosed in the Notes on the Accounts in the 2018 Annual Report on Form 20-F, the anticipated impact of IFRS 16 to the Group’s balance sheet at 1 January 2019 was the capitalisation of £565 million right-of-use assets and lease liabilities of £562 million.

BAT Annual Report and Form 20-F 2019	235

Financial Statements

NOTES ON THE ACCOUNTS

CONTINUED

30 Accounting policy changes continued

In 2019, as part of the implementation of IFRS 16, further lease commitments were identified resulting in an increase to right-of-use assets and lease liabilities. The impact of the new Standard to the Group’s balance sheet at 1 January 2019 is shown below:

Minimum lease commitments	£m

Property

Within one year	126

Between one and five years	290

Beyond five years	149

565

Plant, equipment and other

Within one year	63

Between one and five years	106

169
Total minimum lease commitments	734

Additional commitments on the exercise of options	30

Low-value leases and short-term leases excluded	(24)

Discounted to present value	(133)

To be capitalised as lease liabilities at 1 January 2019	607

Prepaid leases reclassified from receivables	3

To be capitalised as right-of-use assets at 1 January 2019	610

The weighted average incremental borrowing rate applied in discounting lease commitments was 5.60%.

Adoption of new accounting standards effective 1 January 2018

Adoption of IFRS 9

With effect from 1 January 2018, the Group has adopted IFRS 9 Financial Instruments with no restatement of prior periods, as permitted by the Standard.

The cumulative impact of adopting the Standard, including the effect of tax entries, has been recognised as a restatement of opening reserves in 2018, and is £38 million, arising from the impairment of financial assets under the expected loss model. A simplified ‘lifetime expected loss model’ is available for balances arising as a result of revenue recognition, by applying a standard rate of provision on initial recognition of trade debtors based upon the Group’s historical experience of credit loss modified by expectations of the future, and increasing this provision to take account of overdue receivables. Applying the requirements of IFRS 9 has resulted in a decrease of trade and other debtors of £45 million as at

1 January 2018.

IFRS 9 also changes the classification and measurement of financial assets. The category of available-for-sale investments (where fair value changes were deferred in reserves until disposal of the investment) has been replaced with the category of financial assets at Fair Value through Profit and Loss (for most investments) and the category of financial assets at Fair Value through Other Comprehensive Income (for qualifying equity investments), and the available-for-sale reserve at 1 January 2018 has been reclassified into retained earnings. In addition, certain loans and receivables which do not meet the measurement tests for amortised cost classification under IFRS 9 have been reclassified as financial assets at Fair Value through Profit and Loss at the same date. The Group has used the term ‘investments held at fair value’ to refer to all of these financial assets both pre- and post- the adoption of IFRS 9.

236	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

GROUP COMPANIES

AND UNDERTAKINGS

This disclosure is made in accordance with Section 409 of the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended by The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015. A full list of subsidiary undertakings, associates and joint ventures and joint operations as defined by IFRS (showing the country of incorporation, effective percentage of equity shares held and full registered office addresses) as at 31 December 2019 is disclosed below.

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

The results of a number of these subsidiary undertakings principally affect the financial statements of the Group. These principal subsidiary undertakings are highlighted in grey and are considered to be the main corporate entities in those countries which, in aggregate, contributed 76% of the Group revenue and 78% of profit from operations.

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

Sociedade Unificada Tabacos Angola LDA (76.39%)
Argentina

San Martín 140, Floor 14, City of Buenos Aires, Argentina

British American Tobacco Argentina S.A.I.C.y F. (99.98%)
Australia

166 William Street, Woolloomooloo, NSW 2011, Australia

British American Tobacco (Australasia Holdings) Pty Limited[10]

British American Tobacco Australasia Limited[10]

British American Tobacco Australia Limited[10]

British American Tobacco Australia Overseas Pty Limited[10]

British American Tobacco Australia Services Limited[10]

British American Tobacco Manufacturing Australia Pty Ltd.[10]

Rothmans Asia Pacific Limited# [10]

The Benson & Hedges Company Pty. Limited[10]

W.D. & H.O. Wills Holdings Limited[10]

Austria

Dr. Karl Lueger Platz 5, 1010, Wien, Austria

British American Tobacco (Austria) GmbH
Bahrain

Flat 2115, Building 2504, Road 2832, Block 428, Al Seef Area, Kingdom of Bahrain

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

Cotonou, Lot Numbero H19, Quartiers Les Cocotiers, 01 BP 2520, Benin

British American Tobacco Benin SA
Bolivia

Av. Costanerita No. 71, esq Calle 6, floor 5, Zona de Obrajes, La Paz, Bolivia

BAT Bolivia S.R.L.

BAT Annual Report and Form 20-F 2019	237

Financial Statements

GROUP COMPANIES AND UNDERTAKINGS

CONTINUED

Bosnia and Herzegovina

Blajburških žrtava br. 62, Mostar, Bosnia and Herzegovina

TOBACCO PRESS d.o.o. Mostar

Fra Dominka Mandica 24 A, 88220 Široki Brijeg, Bosnia and Herzegovina

IPRESS d.o.o.

Ulica Carice Milice br. 11, 78000 Banja Luka, Bosnia and Herzegovina

British American Tobacco – BAT – BL d.o.o.

ul. Azize Ša´cirbegovi´c 1, 71000 Sarajevo-Novo Sarajevo, Bosnia and Herzegovina

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
Brazil

Rua Candelaria 66, Salas 101 a 1201, Rio de Janeiro, Brazil

Yolanda Participacoes S.A.

Souza Cruz LTDA
Brunei Darussalam

6th Floor, Bang Hj Ahmad Laksamana Othman, 38-39, Jalan Sultan, Bandar Seri Begawan BS8811, Brunei Darussalam

Commercial Marketers and Distributors Sdn. Bhd. (100%) (50%)^
Bulgaria

115 M, Tsarigradsko Shose Blvd., Building D, Floor 5, Sofia, Mladost Municipality, 1784, Bulgaria

British American Tobacco Trading EOOD
Burkina Faso

Ouagadougou, Avenue Yennega, BP: 882, Ouagadougou, Burkina Faso

Tobacco Marketing Consultant Burkina Faso SARL
Burundi

Avenue de L’Uprina a Bujumbura, BP 345, Burundi

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

45 O’Connor Street, Suite 1500, Ottawa, Ontario, K1P 1A4, Canada

2004969 Ontario Inc.
Cayman Islands

Trident Trust Company (Cayman) Ltd., One Capital Place, PO Box 847, Grand Cayman KY1-1103, Cayman Islands

R.J. Reynolds Tobacco (CI) Co.
Chile

Isidora Goyenechea 3000, Piso 15, Las Condes, Chile

BAT Chile S.A. (100%) (99.51%)^

British American Tobacco Chile Operaciones S.A. (99.51%)

Inversiones Casablanca S.A.
China (People’s Republic of)

Floor 6, China Resources Tower, No. 2666 South Keyuan Road, Nanshan District, Shenzhen, People’s Republic of China

Nicoventures Business Consulting (Shenzhen) Co., Ltd

Room 436, No. 1000, Zenchen Road, Baoshan District, Shanghai, People’s Republic of China

British American (Shanghai) Enterprise Development Co. Ltd

British American Nico Business Consulting (Shanghai) Co. Ltd

Unit 1001 in 901, 9/F, Building 3, No.8 Guanghuadongli, Chaoyang District, Beijing, People’s Republic of China

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

BAT Distribution SARL

British American Tobacco Congo SARL
Costa Rica

325 Metros este del Puente de la Firestone, Llorente, Flores, Heredia, Costa Rica

BASS Americas S.A.

BATCCA Park Inversiones Immobiliarias, S.A.

BATCCA Servicios S.A.

238	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

British American Tobacco (Eritrea) Share Company#
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

British-American Tobacco Company (Hong Kong) Limited

LEHMAN, LEE & XU CORPORATE SERVICES, Suite 3313, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Reynolds Asia-Pacific Limited

Units 2501 and 2506 to 2510, 25/F Island Place Tower, Island Place 510, King’s Road, Hong Kong

American Cigarette Company Limited
Hungary

H-1124, Budapest, Csőrsz utca 49-51. 3. em., Hungary

BAT Pécsi Dohánygyár Korlátolt Felelosségu Társaság

BAT Annual Report and Form 20-F 2019	239

Financial Statements

GROUP COMPANIES AND UNDERTAKINGS

CONTINUED

Indonesia

Capital Place Office Tower 6th Floor, Jl. Gatot Subroto Kav. 18, Jakarta 12710 Indonesia

PT Bentoel Internasional Investama, Tbk (92.48%)

Jl. Raya Karanglo, Desa Banjararum, Kecamatan Singosari, Jawa Timur 65153 Indonesia

PT Bentoel Prima[4] (100%) (92.48%)^

Jl. Susanto No. 2B, Ciptomulyo, Sukun, Malang, Jawa Timur 65148 Indonesia

PT Bentoel Distribusi Utama (100%) (92.48%)^
Iran, Islamic Republic of

No.3, Aftab St., Khodami St., Vanak Sq., Post Code: 1994834589, Islamic Republic of Iran

B.A.T. Pars Company (Private Joint Stock) (99%)

No. 88, Baran Bld., Kuyeh Sayeh, Across Mellat Park, Vali’asr Ave., Tehean, Islamic Republic of Iran

TDR Parisian Co
Iraq

Enkawa, Erbil, Kurdistan Region of Iraq

B.A.T. Iraqia Company for Tobacco Trading Limited
Ireland

Suite D, 2nd Floor, The Apex Building, Blackthorn Road, Sandyford Industrial Estate, Dublin 18, Republic of Ireland

Carroll Group Distributors Limited

P.J. Carroll & Company Limited[4]

Rothmans of Pall Mall (Ireland) Limited[5]
Isle of Man

c/o Boston MFO, 2nd Floor, St Mary’s Court, 20 Hill Street, Douglas, IM1 1EU, Isle of Man

Abbey Investment Company Limited

The Raleigh Investment Company Limited

Tobacco Manufacturers (India) Limited
Italy

Via Amsterdam 147, 00144 Rome, Italy

British American Tobacco Italia S.p.A.
Ivory Coast

Rue des Jardins-Immeuble Woodin- 2eme étage, Abidjan, Cocody 2 plateaux, Ivory Coast

British American Tobacco RCI SARL

Marcory, Immeuble Plein Ciel Boulevard VGE – 6 BP 1377, Ivory Coast

Tobacco Marketing Consultant CDI SARL
Jamaica

13A Ripon Road, Kingston 5, Jamaica

Carreras Limited (50.40%) [8]

Sans Souci Development Limited (100%) (50.40%) ^ [8]

Sans Souci Limited (100%) (50.40%) ^ [8]
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

240G, Nursultan Nazarbayev avenue, A26F8D4 Almaty, Republic of Kazakhstan

British American Tobacco Kazakhstan Trading LLP
Kenya

8 Likoni Road, Industrial Area, P.O. Box 30000-00100, Nairobi, Kenya

African Cigarette Company (Overseas) Limited (100%) (60%)^

BAT Kenya Tobacco Company Limited (100%) (60%)^

9 Likoni Road, Industrial Area, P.O. Box 30000-00100, Nairobi, Kenya

British American Tobacco Area Limited

10 Likoni Road, Industrial Area, P.O. Box 30000-00100, Nairobi, Kenya

British American Tobacco Kenya plc (60%)

11 Likoni Road, Industrial Area P.O. Box 30000-00100, Nairobi, Kenya

East African Tobacco Company (Kenya) Limited (100%) (60%)^
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

British American Tobacco Brands (Switzerland) Limited
Malawi

Northgate Arcade, Highway Chipembere, Blantyre, Malawi

British American Tobacco (Malawi) Limited
Malaysia

12th Floor, Menara Symphony, No. 5, Jalan Semangat, Seksyen 13, 46200, Petaling Jaya, Selangor Darul Ehsan, Malaysia

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

BAT Aspac Service Centre Sdn Bhd

Level 19, Guoco Tower, Damansara City, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia

British American Tobacco Malaysia Foundation[7]

British American Tobacco (Malaysia) Berhad (50%)

Commercial Marketers and Distributors Sdn. Bhd. (100%) (50%)^

Rothmans Brands Sdn. Bhd. (100%) (50%)^

Tobacco Importers and Manufacturers Sdn. Bhd. (100%) (50%)^

240	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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
Mozambique

2289 Avenida de Angola, Maputo, Mozambique

British American Tobacco Mozambique Limitada (95%)

Sociedade Agricola de Tabacos Limitada (95%)
Myanmar

Min Aye Yar Street, Plot No. 55/56, Survey Ward No.14, Schwe Than Lwin Industrial Zone, Hlaing Tharyar Township, Yangon, Myanmar

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
New Zealand

2 Watt Street, Parnell, Auckland, 1052, New Zealand

British American Tobacco (New Zealand) Limited

British American Tobacco Holdings (New Zealand) Limited

c/o Mint Advisory Limited, Suite 6, 8 Turua Street, St Heliers, Auckland, 1071, New Zealand

New Zealand (UK Finance) Limited#
Niger

Rue du Parc, Quartier Terminus, Niamey, Niger

British American Tobacco Niger

BAT Annual Report and Form 20-F 2019	241

Financial Statements

GROUP COMPANIES AND UNDERTAKINGS

CONTINUED

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

Phoenix (Private) Limited (100%) (94.65%)^
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

Alhambra Industries Inc.#
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

Sociedade Unificada de Tabacos Limitada (76%)
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

Ploiesti, 17-19 Laboratorului Street, Prahova County, Romania

British-American Tobacco (Romania) Investment S.R.L.

Bucharest Business Park, Building A (3rd floor) and Building B2 (floors 2-4), 1A Bucuresti – Ploiesti (DN1) Road, Sector 1, Bucharest 013681, Romania

British American Tobacco (Romania) Trading SRL
Russia

38, 3rd Konnaya Lakhta, Saint Petersburg, 197229 Russia

JSC ‘British American Tobacco-SPb’#

Building 2, 17 Krylatskaya Street, Moscow, 121614 Russia

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

Almadies, Route Hotel Meridien en Face Club Med, Dakar, Senegal BP 3174

Tobacco Marketing Consultant TMC S.A.R.L.
Serbia

Bulevar Milutina Milankovica 1ž, Belgrade, 11070, Serbia

British American Tobacco South – East Europe d.o.o.

Kralja Stefana Provencanog 209, Vranje, 17500, Serbia

British American Tobacco Vranje a.d.

242	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Singapore

15 Senoko Loop, Singapore 758168

British American Tobacco International Services Pte Ltd

British-American Tobacco (Singapore) Private Limited

British-American Tobacco Marketing (Singapore) Private Limited

18 Ah Hood Road #12-51, Hiap Hoe Bldg at Zhongshan Park, Singapore 329983

British American Tobacco Sales & Marketing Singapore Pte. Ltd.

Shenton Way, #33-00 OUE Downtown, Singapore 068809

RHL Investments Pte Limited#
Slovenia

Bravničarjeva ulica 13, 1000 Ljubljana, Slovenia

British American Tobacco d.o.o.
Solomon Islands

Kukum Highway, Ranadi, Honiara, Honiara, Solomon Islands

Solomon Islands Tobacco Company Limited
South Africa

Unit 19, Frazzitta Business Park, Freedom Way, Marconi Beam, Cape Town 8000, South Africa

Twisp (Pty) Limited

Waterway House South, 3 Dock Road, V&A Waterfront, Cape Town 8000, South Africa

Agrega EEMEA (Pty) Limited

Amalgamated Tobacco Corporation (South Africa) (Pty) Limited

American Cigarette Company (Overseas) Ltd.

Benson & Hedges (Pty) Limited

British American Shared Services Africa Middle East (Pty) Limited

British American Tobacco GSD (South Africa) (Pty) Limited

British American Tobacco Holdings South Africa (Pty) Limited#

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
Sweden

Stre Järnvägsgatan 13, 4 fl. SE-252 24 Helsingborg, Sweden

Niconovum AB

Västra Trädgårdsgatan 15, 111 53 Stockholm, Sweden

British American Tobacco Sweden AB

Sweden Stationsvägen 11, 523 74 Hökerum, Sweden

Winnington AB

Stenåldersgatan 23, 213 76 Malmö, Sweden

Fiedler & Lundgren AB
Switzerland

Route de France 17, 2926 Boncourt, Geneva, Switzerland

AD Tabacs International S.A.

American-Cigarette Company (Overseas) Limited

British American Tobacco Switzerland S.A.

British American Tobacco Switzerland Vending SA

Nicoventures Communications (Switzerland) AG

Rothmans of Pall Mall Limited

Route de la Glâne 107, c/o NBA Fiduciaire S.A. 1752 Villars-sur- Glâne, Switzerland

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

BAT Distribution Tanzania Limited
Trinidad and Tobago

Corner Eastern Main Road and Mt. D’or Road, Champs Fleurs, Trinidad and Tobago

The West Indian Tobacco Company Limited (50.13%)
Turkey

Orjin Maslak is Merkezi, Eski Büyükdere Caddesi, Kat: 9-10, Maslak, Sanyer, istanbul, Türkiye – PK: 34485

British American Tobacco Tütün Mamulleri Sanayi ve Ticaret Anonim Sirketi

BAT Annual Report and Form 20-F 2019	243

Financial Statements

GROUP COMPANIES AND UNDERTAKINGS

CONTINUED

Uganda

10th Floor, Lotis Towers, Plot 16 Mackinnon Road, Nakasero, Kampala, Uganda

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

B.A.T Far East Holding Limited

B.A.T Far East Leaf Limited

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

British American Tobacco UK Pension Fund Trustee Limited[8]

British American Tobacco Western Europe Commercial Trading Limited

British-American Tobacco (Mauritius) p.l.c.

Carreras Rothmans Limited#

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

Tobacco Exporters International Limited

Tobacco Marketing Consultants Limited

Venezuela Property Company Limited

Westanley Trading & Investment Company Limited

Westminster Tobacco Company Limited

Globe House, 2 Milford Lane, London, WC2R 3LN, United Kingdom

World Investment Company Limited

244	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom

Amalgamated Tobacco Company Limited

American Cigarette Company (Overseas) Limited

Ardath Tobacco Company Limited

B.A.T Additional Retirement Benefit Scheme Trustee Limited

B.A.T Industries p.l.c.

B.A.T. International Finance p.l.c.*

B.A.T. Operating Finance Limited

BATLaw Limited

BATMark Limited*

Benson & Hedges (Overseas) Limited

Better Tomorrow Ventures Limited

British American Global Shared Services Limited

British American Tobacco (1998) Limited*

British American Tobacco (2009) Limited

British American Tobacco (2009 PCA) Limited

British American Tobacco (2012) Limited

British American Tobacco (Brands) Limited

British American Tobacco (Corby) Limited

British American Tobacco (NGP) Limited

British American Tobacco Healthcare Trustee Limited

British American Tobacco Taiwan Logistics Limited

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

401 N. Main Street, Winston-Salem, NC 27101, United States

CF Vapor Company, LLC

Conwood Holdings, Inc.

EXP Homes, LLC

Lorillard Licensing Company LLC

Lorillard, LLC

Niconovum USA, Inc

Northern Brands International, Inc.

R.J. Reynolds Global Products, Inc.

R.J. Reynolds Tobacco Company

R.J. Reynolds Tobacco International, Inc

R.J. Reynolds Vapor Company

R.J. Reynolds Tobacco Co.

R.J. Reynolds Tobacco Holdings, Inc.

RAI Innovations Company

RAI International, Inc.

RAI Services Company

RAI Strategic Holdings, Inc.

RAI Trade Marketing Services Company

Reynolds American Inc.

Reynolds Brands Inc.

Reynolds Technologies, Inc.

RJR Realty Relocation Services, Inc.

RJR Vapor Co., LLC

Rosswil LLC

S.F. Imports, Inc.

Spot You More, Inc.

BAT Annual Report and Form 20-F 2019	245

Financial Statements

GROUP COMPANIES AND UNDERTAKINGS

CONTINUED

3220 Knotts Grove Road, Oxford, NC 27565, United States

Santa Fe Natural Tobacco Company, Inc

4550 Excel Parkway, Suite 100, Addison, TX 75001, United States

Hanu Life LLC (100%) (60%)^

VapeWild LLC (100%) (60%)^

VapeWild Franchising LLC (100%) (60%)^

VapeWild Holdings, LLC (60%)

VapeWild Retail Operations, LLC (100%) (60%)^

VapeWild Wholesale, LLC (100%) (60%)^

Wolfpack Wholesale Global, Ltd. (100%) (60%)^

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

Agrobigott, C.A.

Compania Anonima Cigarrera Bigott Sucesores

Distribuidora Bigott, C.A.

Avenida Francisco de Miranda, Torre Chacao 19.02, Municipio Chacao, Estado, Miranda, Caracas, Venezuela

Proyectos de Inversion BAT 1902 C.A.
Vietnam

19/F Mplaza Saigon, 39 Le Duan Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam

East Asia Area Services Company Limited

Area 8, Long Binh Ward, Bien Hoa City, Dong Nai Province, Vietnam

British American Tobacco – Vinataba Limited (70%)

Lot 45C/I, Road #7, Vinh Loc Industrial Park, Binh Chanh District, Ho Chi Minh City, Vietnam

VINA-BAT Joint Venture Company Limited (49%)
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

ITC Limited (29.49%)

Azamabad, Andhra Pradesh, Hyderabad, 500 020, India

VST Industries Limited (32.16%)[8]
Nepal

Shree Bal Sadan, Gha 2-513, Kantipath, Kathmandu, Nepal

Surya Nepal Pvt. Limited (61%) (19.44%)^
Uganda

69/71 Jinja Road, P.O Box 7100, Kampala, Uganda

Uganda Tobacco Processors Limited (50%)
United Kingdom

65a Hopton Street, London,SE1 9LR, United Kingdom

AYR Limited (13.14%)[9]
Uzbekistan

Gulobod Village, Samarkand Region, 140100, Uzbekistan

FE “Samfruit” JSC (10.2%)
Yemen

P.O. Box 14, Sanna, Yemen

Kamaran Industry and Investment Company (31%)

P.O. Box 5302, Hoban, Taiz, Yemen

United Industries Company Limited (32%)

Joint operations
Hong Kong

29/F, Oxford House, 979 King’s Road, Taikoo Place, Quarry Bay, Hong Kong

CTBAT International Co. Limited (50%)

Notes

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

7. Company limited by guarantee.

8. 31 March year-end.

9. 31 May year-end.

10. 30 June year-end.

11. 30 November year-end.

246	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2019	247

Financial Statements

[This page intentionally left blank]

248	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2019	249

Financial Statements

[This page intentionally left blank]

250	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2019	251

Financial Statements

[This page intentionally left blank]

252	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

[This page intentionally left blank]

BAT Annual Report and Form 20-F 2019	253

Additional Disclosures

OTHER

INFORMATION

Other information

Glossary	326

Cross-reference to Form 20-F	327

254	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

The Group’s range of combustible products covers all segments, from value-for-money to premium with a portfolio of international, regional and local tobacco brands to meet a broad array of adult tobacco consumer preferences wherever the Group operates. The Group is investing in building a portfolio of potentially less harmful tobacco and nicotine products alongside its traditional tobacco business – including vapour products, tobacco heating products (THPs) and Modern Oral products, which are collectively termed the New Categories, as well as Traditional Oral products.

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

In 2019, the Group acquired 60% of VapeWild Holdings LLC, a vertically integrated manufacturer and retailer in the US, and Twisp Propriety Limited, a South African e-cigarette/nicotine vapour company.

British American Tobacco p.l.c. was incorporated in July 1997 under the laws of England and Wales as a public limited company and is domiciled in the United Kingdom.

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

BAT Annual Report and Form 20-F 2019	255

Additional Disclosures

SELECTED FINANCIAL

INFORMATION

This information set out below has been derived from, in part, the audited consolidated financial statements of the Group commencing on page 124. This selected financial information should be read in conjunction with the consolidated financial statements and the Strategic Report.

	As of and for the Year Ended 31 December[1]

All items shown in £m except per share information	2019	2018	2017	2016	2015
Income statement data

Revenue[2]	25,877	24,492	19,564	14,130	12,536

Raw materials and consumables used	(4,599)	(4,664)	(4,520)	(3,777)	(3,217)

Changes in inventories of finished goods and work in progress	162	114	(513)	44	184

Employee benefit costs	(3,221)	(3,005)	(2,679)	(2,274)	(2,039)

Depreciation, amortisation and impairment costs	(1,512)	(1,038)	(902)	(607)	(428)

Other operating income	163	85	144	176	225

Loss on reclassification from amortised cost to fair value	(3)	(3)	–	–	–

Other operating expenses	(7,851)	(6,668)	(4,682)	(3,037)	(2,704)

Profit from operations	9,016	9,313	6,412	4,655	4,557

Net finance (costs)/income	(1,602)	(1,381)	(1,094)	(637)	62

Share of post-tax results of associates and joint ventures	498	419	24,209	2,227	1,236

Profit before taxation	7,912	8,351	29,527	6,245	5,855

Taxation on ordinary activities	(2,063)	(2,141)	8,129	(1,406)	(1,333)
Profit for the year	5,849	6,210	37,656	4,839	4,522

Per share data

Basic weighted average number of ordinary shares, in millions	2,284	2,285	2,044	1,858	1,858

Diluted weighted average number of ordinary shares, in millions	2,291	2,292	2,051	1,865	1,863

Earnings per share-basic (pence)	249.7p	264.0p	1,833.9p	250.2p	230.9p

Earnings per share-diluted (pence)	249.0p	263.2p	1,827.6p	249.2p	230.3p

Dividends per share (pence)[3]	210.4p	203.0p	195.2p	169.4p	154.0p

Dividends per share (US dollars)[3]	$2.69	$2.71	$2.54	$2.30	$2.35
Balance sheet data
Assets

Non-current assets	127,731	133,687	127,088	27,414	21,701

Current assets	13,274	12,655	13,966	12,359	9,814

Total assets	141,005	146,342	141,054	39,773	31,515
Liabilities

Non-current liabilities	58,022	64,325	64,468	19,511	17,477

Current liabilities	18,823	16,329	15,605	11,856	9,006

Total borrowings	45,366	47,509	49,450	19,495	17,001
Equity

Share capital	614	614	614	507	507

Total equity	64,160	65,688	60,981	8,406	5,032

Cash flow data

Net cash generated from operating activities	8,996	10,295	5,347	4,610	4,720

Net cash used in investing activities	(639)	(1,021)	(18,544)	(640)	(3,991)

Net cash (used in)/generated from financing activities	(8,593)	(9,630)	14,759	(4,229)	(219)

Notes:

1.	All of the information above is in respect of continuing operations, revised for the fully retrospective adoption of IFRS 15.

2.

Revenue is net of duty, excise and other taxes of £39,826 million, £38,553 million, £37,780 million, £32,136 million and £27,896 million for the years ended 31 December 2019, 31 December 2018, 2017, 2016 and 2015, respectively.

3.

In February 2020, the BAT directors declared an interim dividend of 210.4 pence per ordinary share of 25p, payable in four equal quarterly instalments of 52.6 pence per ordinary share. This will be paid in May 2020, August 2020, November 2020 and February 2021. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. The BAT Directors declared an interim dividend of 203.0 pence per share for the year ended 31 December 2018, payable in four equal instalments of 50.75 pence per ordinary share. The interim dividend was paid to BAT shareholders in May 2019, August 2019, November 2019 and February 2020.

256	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

NON-FINANCIAL

KPIS

Volume

Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:

–	Factory made cigarettes (FMC) – sticks, regardless of weight or dimensions;

–

Roll-Your-Own / Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;

–

Traditional oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;

–	Modern Oral – pouches, being 1:1 conversion to stick equivalent;

–	Tobacco Heat sticks - sticks, being 1:1 conversion to stick equivalent; and

–	Vapour - pods and 10 millilitre bottles. There is no conversion to a stick equivalent.

Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date.

Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue.

Volume share

Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral or cigarette.

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors / wholesalers.

Volume share is used by management to assess the relative performance to the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates.

Volume share in each year compares the average volume share in the year with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these are at a specific date (for instance, December 2019).

Value share

Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion.

Where possible, the Group utilises data provided by third party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers (including distributors and wholesalers).

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The Group’s management believes that this measure is useful to investors to apprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Value share in each year compares the average value share in the year with the average value share in the prior period. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time. However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided that is as at the end of the period rather than the average in that period. In these instances the Group states these are at a specific date (for instance, December 2019).

Price mix

Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).

This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the growth in combustibles revenue of 4.2% in 2019, with a decline in cigarette volume of 4.7% in 2019, leads to a price mix of 8.9% in 2019. No assumptions underlie this metric as it utilises the Group’s own data.

BAT Annual Report and Form 20-F 2019	257

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

Changes to non-GAAP measures in 2019

The Group also introduced the metric ‘Change in adjusted revenue from New Categories, at constant rates’. This provides users with an understanding of the revenue earned from the products within Vapour, THP and Modern Oral, collectively termed ‘New Categories’, excluding the impact of adjusting items and translational foreign exchange. As part of the analysis, the Group has provided additional disclosures regarding revenue from all the main product categories including Combustibles, Vapour, THP, Modern Oral and Traditional Oral.

Results on a representative basis

Definition – the performance of the business including the results of acquisitions for the whole of the immediately preceding comparator period.

The acquisitions undertaken during 2017 impact the understanding of the Group’s results in 2018, as, in the year of acquisition, the results include less than a full year’s contribution from the acquired entities. To supplement BAT’s results presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews certain of its results, including volume, revenue, profit from operations, and non-GAAP measures including adjusted revenue, adjusted revenue growth from the Strategic Portfolio and adjusted profit from operations, against the prior year as though the Group had owned the acquisitions made in 2017 for the whole of that year, and for profit from operations including an estimated £250 million of additional adjusting items related to the acquired companies, primarily related to Engle Progeny and transaction costs. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results provide additional useful information to investors regarding the underlying performance of the business on a comparable (or ‘representative’) basis. Accordingly, the financial measures on a representative basis appearing in this document should be read in conjunction with the Group’s results as reported under IFRS.

The table below reconciles the Group’s revenue in 2017 to adjusted revenue on a representative basis.

Revenue	For the year ended 31 December (£m)

	Reported £m	Adjusting items £m	Adjusted £m	Include acquisitions £m	2017 Adjusted repres £m

US	4,160	–	4,160	5,531	9,691

APME	4,973	–	4,973	(4)	4,969

AmSSA	4,323	–	4,323	(3)	4,320

ENA	6,108	(258)	5,850	53	5,903

	19,564	(258)	19,306	5,577	24,883

The table below reconciles the Group’s profit from operations in 2017 to adjusted profit from operations on a representative basis.

Profit from operations

					2017

	Reported £m	Adjusting items* £m	Adjusted £m	Include acquisitions £m	Adjusted repres £m

US	1,165	763	1,928	2,502	4,430

APME	1,902	147	2,049	25	2,074

AmSSA	1,648	134	1,782	22	1,804

ENA	1,697	473	2,170	29	2,199

	6,412	1,517	7,929	2,578	10,507

*	Refer to page 262 for further details on the adjusting items.

258	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Results on an organic basis

Definition – the performance of the business before inclusion of acquired entities

The acquisition of Reynolds American Inc. and Winnington, and the business and certain tobacco assets of Bulgartabac and Fabrika Duhana Sarajevo impacted the Group’s results in 2017. To supplement BAT’s results presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews certain of its results, including volume, revenue, profit from operations and non-GAAP measures including adjusted revenue and adjusted profit from operations, prior to the impact of acquisitions. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of acquisitions provide additional useful information to investors regarding the underlying performance of the business on a comparable basis. Accordingly, the organic financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS.

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

To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews adjusted revenue to evaluate the underlying business performance of the Group and its geographic segments. The Group’s Management Board defines adjusted revenue as revenue before the impact of adjusting items, specifically the excise on bought-in goods that the Group will acquire and sell, for a limited period, will be recorded in accordance with IFRS as a cost of sale and within revenue, with a dilutive effect on operating margin. Once the short-term arrangements cease, the goods will be manufactured by the Group, and the excise, in accordance with Group policy, will not be included in cost of sales or revenue – leading to a reduction in revenue and improvement in operating margin that does not represent the underlying performance of the Group. As such, the excise on bought-in goods meets the Group’s definition of an adjusting item, as defined in note 1 in the Notes on the Accounts.

The Group’s Management Board also believes that adjusted revenue provides information that enables investors to better compare the Group’s business performance across periods. Adjusted revenue has limitations as an analytical tool. The most directly comparable IFRS measure to adjusted revenue is revenue. Adjusted revenue is not a presentation made in accordance with IFRS, and is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Adjusted revenue is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

The table below reconciles the Group’s revenue to adjusted revenue for the periods presented and to adjusted revenue at constant rates based on a re-translation of adjusted revenue for each year at the previous year’s exchange rates. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted revenue at current and constant rates of exchange to segmental revenue and to Group revenue for the years ended 31 December 2019, 2018 and 2017.

	For the year ended 31 December (£m)

	2019	2018	2017	2016	2015
Revenue	25,877	24,492	19,564	14,130	12,536

Less: Excise on goods bought-in on short-term arrangements	(50)	(180)	(258)	–	–

Adjusted revenue	25,827	24,312	19,306	14,130	12,536

Impact of translational foreign exchange	(144)	1,448	(700)	(687)	1,545
2019 adjusted revenue re-translated at 2018 exchange rates	25,683

2018 adjusted revenue re-translated at 2017 exchange rates		25,760

2017 adjusted revenue re-translated at 2016 exchange rates			18,606

2016 adjusted revenue re-translated at 2015 exchange rates				13,443

2015 adjusted revenue re-translated at 2014 exchange rates					14,081

Change in adjusted revenue at prior year’s exchange rates (constant rates)	+5.6%	+33.4%	+31.7%	+7.2%	+5.4%

BAT Annual Report and Form 20-F 2019	259

Additional Disclosures

NON-GAAP MEASURES

CONTINUED

Adjusted revenue by product category – including revenue from New Categories

Definition – revenue by product category, before the impact of adjusting items and at the prior year’s prevailing exchange rate, derived from the principal product categories of combustibles, New Categories (being comprised of revenue from Vapour, THP and Modern oral) and Traditional oral.

To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews adjusted revenue growth from the principal product categories of combustibles, New Categories and Traditional oral to evaluate the underlying business performance of the Group reflecting the focus of the Group’s investment activity. The Group’s Management Board assesses adjusted revenue by product category, at constant rates of exchange, as revenue before the impact of adjusting items and translated to the Group’s reporting currency at the prior period’s prevailing exchange rate, derived from the Group’s combustible portfolio (including but not limited to Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport (US), Natural American Spirit (US)), the Group’s New Category portfolio (being vapour, THP and Modern oral) and the Group’s Traditional oral portfolio.

The Group’s Management Board also believes that the adjusted revenue performance by product category provides information that enables investors to better compare the Group’s business performance across periods and by reference to the Group’s investment activity. Adjusted revenue performance by product category has limitations as an analytical tool. The most directly comparable IFRS measure to adjusted revenue by product category is revenue. Adjusted revenue by product category is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Adjusted revenue by product category is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

Reconciliation of revenue by product category to adjusted revenue by product category at constant rates of exchange – 2019-2018

						2019				2018

	Reported £m	vs 2018%	Adjusting items £m	Impact of exchange £m	Adjusted at constant £m	Adjusted at constant vs 2018%	Reported £m	Adjusting items £m	Uplift for acquisitions £m	Adjusted £m
Combustible	23,001	+4.2%	(50)	(59)	22,892	+4.6%	22,072	(180)	–	21,892
Vapour	401	+26.1%	–	(9)	392	+23.4%	318	–	–	318
THP	728	+28.9%	–	(35)	693	+22.7%	565	–	–	565

Modern oral	126	+267%	–	3	129	+273%	34	–	–	34
New Categories	1,255	+36.9%	–	(41)	1,214	+32.4%	917	–	–	917

Traditional oral	1,081	+15.0%	–	(45)	1,036	+10.2%	941	–	–	941

Other	540	-4.0%	–	1	541	-3.8%	562	–	–	562

Revenue	25,877	+5.7%	(50)	(144)	25,683	+5.6%	24,492	(180)	–	24,312
Reconciliation of revenue by product category to adjusted revenue by product category at constant rates of exchange – 2018-2017

						2018				2017

	Reported £m	vs 2017%	Adjusting items £m	Impact of exchange £m	Adjusted at constant £m	Adjusted at constant vs 2017 repres %	Reported £m	Adjusting items £m	Uplift for acquisitions £m	2017 repres £m
Combustible	22,072	+21.5%	(180)	1,359	23,251	+1.8%	18,171	(258)	4,926	22,839
Vapour	318	+89%	–	7	325	+26.0%	168	–	90	258
THP	565	+180%	–	11	576	+183.7%	202	–	1	203

Modern oral	34	+127%	–	2	36	+140.0%	15	–	–	15
New Categories	917	+138%	–	20	937	+96.8%	385	–	91	476

Traditional oral	941	+127%	–	34	975	+7.9%	415	–	488	903

Other	562	-5.3%	–	35	597	-10.2%	593	–	72	665

Revenue	24,492	+25.2%	(180)	1,448	25,760	+3.5%	19,564	(258)	5,577	24,883

260	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Adjusted revenue growth from the Strategic Portfolio, at constant rates of exchange

Definition – change in revenue before the impact of adjusting items and at the prior year’s prevailing exchange rate, derived from Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport (US), Natural American Spirit (US), the Group’s New Category portfolio and certain brands within Traditional Oral.

To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews adjusted revenue growth from the Strategic Portfolio to evaluate the underlying business performance of the Group reflecting the focus of the Group’s investment activity. The Group’s Management Board defines the growth in adjusted revenue from the Strategic Portfolio, at constant rates of exchange, as revenue before the impact of adjusting items and translated to the Group’s reporting currency at the prior periods prevailing exchange rate, derived from the Group’s Strategic Combustible portfolio (Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport (US), Natural American Spirit (US)), the Group’s New Category portfolio (being vapour, THP and modern oral) and certain brands within Traditional Oral.

The Group’s Management Board also believes that the adjusted revenue growth from the Strategic Portfolio at constant rates of exchange provides information that enables investors to better compare the Group’s business performance across periods and by reference to the Group’s investment activity. Adjusted revenue growth from the Strategic Portfolio has limitations as an analytical tool. The most directly comparable IFRS measure to adjusted revenue growth from the Strategic Portfolio is revenue. Adjusted revenue growth from the Strategic Portfolio at constant rates of exchange is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Adjusted revenue growth from the Strategic Portfolio is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

Reconciliation of revenue to adjusted revenue from the Strategic Portfolio at constant rates of exchange – 2019-2018

	2019 £m	Adjusting items £m	Impact of exchange £m	Adjusted at constant 2019 £m	Adjusted at constant vs 2018%		2018 £m	Adjusting items £m	Adjusted 2018 £m

Strategic Portfolio comprises:

Combustible portfolio	16,515	–	(200)	16,315	+5.6%		15,457	–	15,457

New Categories products

Vapour	401	–	(9)	392	+23.4%		318	–	318

THP	728	–	(35)	693	+22.7%		565	–	565

Modern oral	126	–	3	129	+273.1%		34	–	34
New Categories	1,255	–	(41)	1,214	+32.4%		917	–	917

Traditional oral	1,023	–	(43)	980	+11.0%		883	–	883

Total New Categories and Traditional Oral	2,278	–	(84)	2,194	+21.9%		1,800	–	1,800
Strategic Portfolio	18,793	–	(284)	18,509	+7.3%		17,257	–	17,257

Other	7,084	(50)	140	7,174	+1.7%		7,235	(180)	7,055

Revenue	25,877	(50)	(144)	25,683	+5.6%		24,492	(180)	24,312
Reconciliation of revenue to adjusted revenue from the Strategic Portfolio at constant rates of exchange – 2018-2017

	2018 £m	Adjusting items £m	Impact of exchange £m	Adjusted at constant 2018 £m	Adjusted at constant vs 2017%	Adjusted at constant vs 2017 repres %	Adjusted 2017 £m	Uplift for acquisitions £m	2017 repres £m

Strategic Portfolio comprises:

Combustible portfolio	15,457	–	816	16,273	+50.1%	+5.7%	10,842	4,553	15,395

New Categories products

Vapour	318	–	7	325	+93.5%	+26.0%	168	90	258

THP	565	–	11	576	+185.1%	+183.7%	202	1	203

Modern oral	34	–	2	36	+140.0%	+140.0%	15	–	15
New Categories	917	–	20	937	+143.4%	+96.8%	385	91	476

Traditional oral	883	–	33	916	+136.7%	+9.0%	387	453	840

Total New Categories and Traditional Oral	1,800	–	53	1,853	+140.0%	+40.8%	772	544	1,316
Strategic Portfolio	17,257	–	869	18,126	+56.1%	+8.5%	11,614	5,097	16,711

Other	7,235	(180)	579	7,634	-0.8%	-6.6%	7,692	480	8,172

Revenue	24,492	(180)	1,448	25,760	+33.4%	+3.5%	19,306	5,577	24,883

BAT Annual Report and Form 20-F 2019	261

Additional Disclosures

NON-GAAP MEASURES

CONTINUED

Adjusted profit from operations and adjusted operating margin

Definition – profit from operations before the impact of adjusting items and adjusted profit from operations as a percentage of adjusted revenue.

To supplement BAT’s results from operations presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews adjusted profit from operations to evaluate the underlying business performance of the Group and its geographic segments, to allocate resources to the overall business and to communicate financial performance to investors. The Group also presents adjusted operating margin, which is defined as adjusted profit from operations as a percentage of adjusted revenue, as defined previously. Adjusted profit from operations and adjusted operating margin are not measures defined by IFRS. The most directly comparable IFRS measure to adjusted profit from operations is profit from operations.

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

The Group’s Management Board believes that these additional measures are useful to investors and are used by the Group’s Management Board as described above, because they exclude the impact of adjusting items in profit from operations, which have less bearing on the routine operating activities of the Group, thereby enhancing users’ understanding of underlying business performance. The Group’s Management Board also believes that adjusted profit from operations provides information that enables investors to better compare the Group’s business performance across periods. Additionally, the Group’s Management Board believes that similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to the Group, many of which present an adjusted operating profit-related performance measure when reporting their results. Adjusted profit from operations and adjusted operating margin have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit for the year, profit from operations or operating margin as determined in accordance with IFRS. Adjusted profit from operations and adjusted operating margin are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.

The table below reconciles the Group’s profit from operations to adjusted profit from operations, and to adjusted profit from operations at constant rates based on a re-translation of adjusted profit from operations for each year, at the previous year’s exchange rates, and presents adjusted operating margin for the periods presented. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to Group profit for the years ended 31 December 2019, 2018 and 2017.

	For the year ended 31 December (£m)

	2019	2018	2017	2016	2015
Profit from operations	9,016	9,313	6,412	4,655	4,557

Add:

Restructuring and integration costs	565	363	600	603	367

Amortisation and impairment of trademarks and similar intangibles	481	377	383	149	65

Impairment of goodwill	194	–	–	–	–

Charge in respect of an excise tax dispute in Russia	202	–	–	–	–

Charge in respect of Canada class action	436	–	–	–	–

Fair value movement in stock on acquisition	–	–	465	–	–

Fixed asset impairment (hyperinflation)	–	110	–	–	–

Fox River	–	–	–	20	–

Flintkote	–	–	–	–	3

Other	236	184	69	53	–

Adjusted profit from operations	11,130	10,347	7,929	5,480	4,992

Operating margin	34.8%	38.0%	32.8%	32.9%	36.4%

Adjusted operating margin*	43.1%	42.6%	41.1%	38.8%	39.8%

Impact of translational foreign exchange	(98)	577	(324)	(283)	628
2019 adjusted profit from operations re-translated at 2018 exchange rates	11,032

2018 adjusted profit from operations re-translated at 2017 exchange rates		10,924

2017 adjusted profit from operations re-translated at 2016 exchange rates			7,605

2016 adjusted profit from operations re-translated at 2015 exchange rates				5,197

2015 adjusted profit from operations re-translated at 2014 exchange rates					5,620

Change in adjusted profit from operations at prior year’s exchange rates (constant rates)	+6.6%	+37.8%	+38.8%	+4.1%	+4.0%

*	Adjusted profit from operations as a percentage of adjusted revenue.

262	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Adjusted share of post-tax results of associates and joint ventures

Definition – share of post-tax results of associates and joint ventures before the impact of adjusting items.

To supplement BAT’s performance presented in accordance with IFRS, the Group’s share of post-tax results of associates and joint ventures is also presented before adjusting items (as defined in note 1 in the Notes on the Accounts). The Group’s Management Board believes that adjusted share of post-tax results of associates and joint ventures provides information that enables investors to better compare the Group’s business performance across periods. The Group’s Management Board uses adjusted share of post-tax results from associates and joint ventures as part of the total assessment of the underlying performance of all the Group’s business interests. Adjusted share of post-tax results of associates and joint ventures has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity, and should not be considered as an alternative to the Group’s share of post-tax results of associates and joint ventures as determined in accordance with IFRS. Adjusted share of post-tax results of associates and joint ventures is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.

The most directly comparable IFRS measure to adjusted share of post-tax results of associates and joint ventures is share of post-tax results of associates and joint ventures.

	For the year ended 31 December (£m)

	2019	2018	2017	2016	2015
Group’s share of post tax results of associates and joint ventures	498	419	24,209	2,227	1,236

Issue of shares and changes in shareholding	(25)	(22)	(29)	(11)	(22)

Gain on deemed divestment of RAI	–	–	(23,288)	–	–

Gain on disposal of assets	–	–	–	(941)	(371)

Other	–	(10)	120	52	100

Adjusted Group’s share of post tax results of associates and joint ventures	473	387	1,012	1,327	943

Underlying tax rate

Definition – Tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

BAT management monitors the Group’s underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items (as defined in note 1 in the Notes on the Accounts). Underlying tax rate is not a measure defined by IFRS. The table below provides the calculation of the Group’s effective tax rate as determined in accordance with IFRS with underlying tax rate for the periods presented. The Group’s Management Board believes that this additional measure is useful to investors, and is used by BAT management as described above, because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance.

Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s effective tax rate as determined in accordance with IFRS. The table below provides the calculation of the Group’s underlying tax rate for the periods presented.

	For the year ended 31 December (£m)

	2019	2018	2017	2016	2015
Profit before taxation	7,912	8,351	29,527	6,245	5,855

Less: Share of post-tax results of associates and joint ventures	(498)	(419)	(24,209)	(2,227)	(1,236)

Adjusting items within profit from operations	2,114	1,034	1,517	825	435

Adjusting items within finance costs/(income)	80	(4)	205	108	(489)
Adjusted profit before taxation, excluding associates and joint ventures	9,608	8,962	7,040	4,951	4,565

Taxation on ordinary activities	(2,063)	(2,141)	8,129	(1,406)	(1,333)

Adjusting items in taxation	(65)	(24)	(9,766)	61	22

Taxation on adjusting items	(373)	(199)	(454)	(128)	(80)

Adjusted taxation	(2,501)	(2,364)	(2,091)	(1,473)	(1,391)

Effective tax rate	26.1%	25.6%	(27.5%)	22.5%	22.8%

Underlying tax rate	26.0%	26.4%	29.7%	29.8%	30.5%

BAT Annual Report and Form 20-F 2019	263

Additional Disclosures

NON-GAAP MEASURES

CONTINUED

Adjusted diluted earnings per share

Definition – diluted earnings per share before the impact of adjusting items.

BAT management monitors adjusted diluted earnings per share, a measure which removes the impact of adjusting items, (as defined in note 1 in the Notes on the Accounts), from diluted earnings per share. Adjusted diluted earnings per share is used by management within the Group’s incentive schemes, as reported within the Remuneration Report beginning on page 90 and reported in note 7 in the Notes on the Accounts. The Group’s Management Board believes that this additional measure is useful to investors, and is used by BAT management as described above, as an indicator of diluted earnings per share before adjusting items. Adjusted diluted earnings per share has limitations as an analytical tool and should not be used in isolation from, or as a substitute for, diluted earnings per share as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted diluted earnings per share is diluted earnings per share and a reconciliation is provided in note 7 in the Notes on the Accounts. The definition of adjusting items is provided in note 1 in the Notes on the Accounts.

Operating cash flow conversion ratio

Definition – net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third parties, pension short fall funding, taxes paid and net capital expenditure, as a proportion of adjusted profit from operations.

264	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Adjusted cash generated from operations (adjusted CGFO)

Definition – net cash generated from operating activities before the impact of adjusting items (including FII GLO) and trading loans provided to a third party, excluding dividends received from associates, and after dividends paid to non-controlling interests, net interest paid and net capital expenditure.

BAT Annual Report and Form 20-F 2019	265

Additional Disclosures

NON-GAAP MEASURES

CONTINUED

Net debt

Definition – total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value.

The Group uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS. The most directly comparable IFRS measure to net debt is total borrowings. The Group’s Management Board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to total borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS. A reconciliation of borrowings to net debt is provided in note 19 in the Notes on the Accounts.

266	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Adjusted net debt to adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA)

Definition – net debt excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process adjusted net debt), as a proportion of profit for the year (earnings) before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

To supplement BAT’s total borrowings as presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews adjusted net debt to adjusted EBITDA to assess its level of net debt (excluding the impact of the purchase price allocation adjustment to RAI acquired debt) in comparison to the underlying earnings generated by the Group to evaluate the underlying business performance of the Group and its geographic segments. This is deemed by the Group’s Management Board to reflect the Group’s ability to service and repay borrowings.

For the purposes of this ratio, adjusted net debt is net debt, as discussed and reconciled on page 266, adjusted for the uplift arising on the RAI debt as part of the purchase price allocation, as such an uplift in value is not reflective of the repayment value of the debt.

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

Adjusted net debt to adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS. The table below reconciles both total borrowings to adjusted net debt and profit for the year to adjusted EBITDA for the periods presented.

	As of the year ended 31 December (£m)

	2019	2018	2017	2016	2015
Total borrowings	45,366	47,509	49,450	19,495	17,001

Derivatives in respect of net debt:

– Assets	(527)	(647)	(640)	(809)	(373)

– Liabilities	384	269	117	300	164

Cash and cash equivalents	(2,526)	(2,602)	(3,291)	(2,204)	(1,963)

Current investments held at fair value	(123)	(178)	(65)	(15)	(35)

Purchase price allocation adjustment to RAI debt	(848)	(944)	(947)	–	–

Adjusted net debt	41,726	43,407	44,624	16,767	14,794

Profit for the year	5,849	6,210	37,656	4,839	4,522

Taxation on ordinary activities	2,063	2,141	(8,129)	1,406	1,333

Net finance costs/(income)	1,602	1,381	1,094	637	(62)

Depreciation, amortisation and impairment costs	1,512	1,038	902	607	428

Share of post-tax results of associates and joint ventures	(498)	(419)	(24,209)	(2,227)	(1,236)

Other adjusting items (not related to depreciation, amortisation and impairment costs)	1,376	499	1,049	612	344

Adjusted EBITDA	11,904	10,850	8,363	5,874	5,329

Adjusted net debt to adjusted EBITDA	3.5x	4.0x	5.3x	2.9x	2.8x

Impact of translational foreign exchange on adjusted net debt	854	(1,694)
Adjusted net debt at constant rates of exchange	42,580	41,713

Impact of translational foreign exchange on adjusted EBITDA	(102)	590
Adjusted EBITDA at constant rates of exchange	11,802	11,440

Adjusted net debt to adjusted EBITDA at constant rates of exchange	3.6x	3.6x

BAT Annual Report and Form 20-F 2019	267

Additional Disclosures

NON-GAAP MEASURES

CONTINUED

Results on a constant translational currency basis

Movements in foreign exchange rates have impacted the Group’s financial results. The Group’s Management Board reviews certain of its results, including adjusted revenue, adjusted revenue growth from New Categories, adjusted revenue growth from the strategic portfolio, adjusted profit from operations and adjusted diluted earnings per share, at constant rates of exchange. The Group calculates these financial measures at constant rates of exchange based on a re-translation, at prior year exchange rates, of the current year’s results of the Group and, where applicable, its geographic segments. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group’s Management Board does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the Group’s operating performance on a local currency basis. Accordingly, the constant rates of exchange financial measures appearing in the discussion of the Group results of operations (beginning on page 43) should be read in conjunction with the information provided in note 2 in the Notes on the Accounts.

In 2019, 2018 and 2017, results were affected by translational exchange rate movements. In 2019, at the prevailing exchange rates, adjusted revenue increased by 6.2% and adjusted profit from operations increased by 7.6% versus 2018. At constant rates of exchange, adjusted revenue would have increased by 5.6% and adjusted profit from operations would have increased by 6.6%. These higher rates at prevailing exchange rates reflects the translational benefit as a result of the relative weakness of the pound sterling. In 2018, at the prevailing exchange rates, adjusted revenue increased by 25.9%, adjusted revenue growth from the strategic portfolio increased by 48.6% and adjusted profit from operations increased by 30.5% versus 2017. At constant rates of exchange, adjusted revenue would have increased by 33.4%, adjusted revenue growth from the strategic portfolio would have increased by 56.1% and adjusted profit from operations would have increased by 37.8%. This lower growth rate at prevailing exchange rates reflects the negative translational impact as a result on the relative strengthening of the pound sterling.

In 2019, 2018 and 2017, adjusted diluted earnings per share was affected by translational exchange rate movements. In 2019, the adjusted diluted earnings per share of 323.8p, an increase of 9.1%, would, when translated at 2018 exchange rates, have been 321.6p, an increase of 8.4%. This higher growth rate, in 2019, at prevailing exchange rates, reflects the translational benefit as a result of the relative weakness of the pound sterling. In 2018, the adjusted diluted earnings per share of 296.7p, an increase of 5.2%, would, when translated at 2017 exchange rates, have been 315.5p, an increase of 11.8%. This lower growth rate, in 2018, at prevailing exchange rates, reflects the negative translational impact as a result of the relative strength of the pound sterling.

268	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

In 2019, 2018 and 2017, all contractual borrowing covenants were met and none are expected to inhibit the Group’s operations or funding plans.

Capital expenditure

Gross capital expenditures include purchases of property, plant and equipment and purchases of certain intangibles. The Group’s gross capital expenditures for 2019, 2018 and 2017 were £807 million, £883 million and £862 million, respectively, representing investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). The Group expects gross capital expenditures in 2020 of approximately £650 million, representing the ongoing investment in the Group’s operational infrastructure, including the continued investment into New Categories. This is expected to be funded by the Group’s cash flows and existing facilities.

Hedging instruments

As discussed in note 22 in the Notes on the Accounts, the Group hedges its exposure to interest rate movements and currency movements. BAT’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings. Interest rate swaps have been used to manage the interest rate profile of external borrowings, while cross-currency swaps have been used to manage the currency profile of external borrowings.

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

Borrowings

The following table sets out the Group’s long- and short-term borrowings as of the dates indicated:

				As of 31 December (£m)[1]

	Currency	Maturity dates	Interest rates at 31 December 2019	2019	2018	2017

Eurobonds[3]	Euro	2020 to 2045	0.9% to 4.9%	7,591	8,717	8,585

	Euro	2021	3m EURIBOR +50bps	931	986	1,326

	UK pound sterling	2021 to 2055	1.8% to 7.3%	4,161	4,671	4,680

	US dollar	2019	1.6%	–	512	482

	Swiss franc	2021 to 2026	0.6% to 1.4%	510	523	498

Bonds issued pursuant to Rules under the US Securities Act (as amended)[3]	US dollar	2020 to 2049	2.8% to 8.1%	23,805	25,428	25,545

	US dollar	2020 to 2022	USD 3m LIBOR +59bps to 88bps	1,325	1,381	1,665

Commercial Paper[2,3]				1,056	536	1,200

Other loans				4,624	3,859	4,466

Bank loans				293	608	512

Bank overdrafts				491	274	469

Finance leases				579	14	22

Total				45,366	47,509	49,450

Notes:

1.	The financial data above has been extracted from the Group’s consolidated financial statements.

2.

The interest on the commercial paper referred to in the table above is based on US$ LIBOR plus a margin ranging between 22 and 63 basis points (2018: between 22 and 65 basis points, 2017: between 19 and 38 basis points) and EURIBOR plus a margin ranging between 10 and 24 basis point (2018: ranging between 8 and 15 basis points, 2017: ranging between 10 and 24 basis points)

3.

The issuers of these debt securities are B.A.T. International Finance p.l.c., B.A.T Capital Corporation, Reynolds American Inc., or R.J. Reynolds Tobacco Company, as applicable. British American Tobacco p.l.c. is the ultimate guarantor in each case.

BAT Annual Report and Form 20-F 2019	269

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

The Group’s undiscounted contractual obligations as of 31 December 2019 were as follows:

	Payments due by period (£m)

	Total	Less than 1 Year	1–3 Years	3–5 Years	Thereafter

Long-term notes and other borrowings, exclusive of interest[1]	44,313	6,934	9,727	5,571	22,081

Interest payments related to long-term notes[1]	474	474	–	–	–

Lease liabilities	579	154	212	107	106

Purchase obligations[2]	995	928	49	18	–

Total cash obligations	46,361	8,490	9,988	5,696	22,187

Notes:

1.	For more information about the Group’s long-term debt, see note 19 in the Notes on the Accounts.

2.

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

The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future funding are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme liabilities totalled £1,029 million as of 31 December 2019, which is net of pension assets of £11,860 million. The Group expects to be required to contribute £80 million to its defined benefit plans during 2020. See note 11 in the Notes on the Accounts for further information.

US$ exchange rate

The following table sets forth the high and low noon buying rates of each month of the last six months, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in US dollars per pound sterling.

	High	Low

September 2019	1.2493	1.2086

October 2019	1.2983	1.2206

November 2019	1.2965	1.2790

December 2019	1.3349	1.2917

January 2020	1.3195	1.2983

February 2020	1.3051	1.2778

The following table sets forth for each year the average of the noon buying rates on the last business day of each month of that year, as certified for customs purposes by the Federal Reserve Bank of New York, for the pound sterling expressed in US dollars per pound sterling for each of the five most recent fiscal years.

Average

Year ended 31 December 2015	1.5250

Year ended 31 December 2016	1.3444

Year ended 31 December 2017	1.3016

Year ended 31 December 2018	1.3309

Year ended 31 December 2019	1.2803

On 13 March 2020, the latest practicable date prior to this filing, the noon buying rate was £1.00 = US$1.2406.

The rates presented above may differ from the actual rates used in preparation of financial information appearing in this Annual Report and Form 20-F. The presentation of such rates is not meant to suggest that the US dollar amounts actually represent the pound sterling amounts or that such amounts could have been converted to US dollars at any particular rate.

270	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

EMPLOYEES

As at 31 December 2019, the number of persons permanently employed by the Group was 59,989 worldwide. The Group believes that its labour relations are good.

Certain temporary employees are included in the below figures. The number of such temporary employees is approximately 3,300 in 2019 and largely relates to seasonal workers within operations.

The following table sets forth the number of Group employees by region in 2019, 2018 and 2017.

	As of 31 December

Region (number of employees worldwide)	2019	2018	2017

US	5,020	5,019	5,201

APME	13,465	15,077	14,730

AmSSA	16,862	17,372	17,962

ENA[1]	24,642	26,409	24,377

Total employees	59,989	63,877	62,270

Notes:

1.

Included within the employee numbers for ENA are certain employees in different locations in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

BAT Annual Report and Form 20-F 2019	271

Additional Disclosures

GROUP RISK

FACTORS

Business execution and supply chain risks

Risk: Competition from illicit trade.

Description

Illicit trade and tobacco trafficking in the form of counterfeit products, smuggled genuine products and locally manufactured products on which applicable taxes are evaded represent a significant and growing threat to the legitimate tobacco industry. Factors such as increasing levels of taxation, price increases, economic downturn, lack of law enforcement, appropriate penalties and weak border control are encouraging more adult tobacco consumers to switch to illegal cheaper tobacco products and are providing greater rewards for counterfeiters and smugglers. Regulatory restrictions such as plain packaging or graphic health warnings, display bans, taste or ingredient restrictions and increased compliance costs further disadvantage legitimate industry participants by providing competitive advantages to illicit manufacturers and distributors of illicit tobacco products.

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

Description

The Group’s operations and financial condition are influenced by the economic and political situations in the markets and regions in which it has operations, which are often unpredictable and outside of its control. Some markets in which the Group operates face the threat of civil unrest and can be subject to frequent changes in regime. In others, there is a risk of terrorism, conflict, global health crisis, war, organised crime or other criminal activity. The Group is also exposed to economic policy changes in jurisdictions in which it operates. In addition, some markets maintain trade barriers or adopt policies that favour domestic producers, preventing or restricting the Group’s sales.

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

Risk: Disruption to the Group’s data and information technology systems, including by cyber attack or the malicious manipulation or disclosure of confidential or sensitive information.

Description

The Group increasingly relies on data and information technology systems for its daily business operations, internal communications, controls, reporting and relations with customers and suppliers. Some of these systems are managed by third-party service providers. A significant disruption of the Group’s systems, including those managed by third-party service providers, due to computer viruses, cyber threats, malicious intrusions or unintended or malicious behaviour by employees, contractors or services providers could affect the Group’s communications and operations. Computer viruses and cyber attacks are becoming more sophisticated and coordinated. In addition, such disruption may compromise the integrity of information and result in the inappropriate disclosure of confidential information, or may lead to false or misleading statements being made about the Group.

Impact

Any disruption to technology systems related to the Group’s operations could adversely affect its business and result in financial and reputational losses. Any delays or failure to rapidly detect or respond to attempts to gain unauthorised access to the Group’s information technology systems through a cyber attack can lead to a loss of access to systems or information being corrupted or lost, resulting in significantly increased costs for remediation and reputational consequences. Any delay in response will also impact the outcome.

Security breaches and the loss of data or operational capacity may disrupt relationships throughout the supply chain, expose the Group or our consumers to a risk of loss or misuse of information, which could further expose the Group to liability, impact the Group’s reputation and lead to increased costs.

The disclosure of trade secrets or other commercially sensitive information may provide competitors with a competitive advantage resulting in competitive or operational damage to the Group. The disclosure of confidential and sensitive information about the Group’s employees, customers, consumers, suppliers or other third parties could compromise data privacy and expose the Group to liability.

Failure to effectively prevent or respond to a major breach or cyber attack may also subject the Group to significant reputational damage.

272	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Risk: Failure to meet current or future New Categories demand

Description

The New Categories supply chain is a multi-tiered and complex environment with reliance on multiple factors, such as third-party suppliers’ ability to upscale production in order to meet demand while maintaining product quality, dependency on single suppliers at various points in the chain and the Group’s ability to build adequate consumables production capacity in line with product demand. The geographical spread of suppliers and customers exposes the Group to political and economic conflicts such as Brexit and trade wars which may compromise the New Categories supply chain. Given the developing nature of the New Categories portfolio, there is also an enhanced risk that some products may not meet product quality and safety standards or may be subject to regulatory changes, leading to product recalls, which we have experienced in the past, or bans of certain ingredients or products. In addition, the New Categories supply chain may be vulnerable to changes in local legislation related to liquid nicotine that could increase import duties. Furthermore, the New Categories supply chain includes the development of sensitive trade secrets jointly with external design partners, which carries the risk of exposure of innovations to competitors.

Impact

Vulnerabilities in the New Categories supply chain may impact the Group’s ability to maintain supply and meet the current and future demand requirements across the New Categories portfolio, potentially resulting in significant reputational harm and financial impact that may negatively affect the Group’s results of operations and financial condition. Over-forecasting may also lead to write-off and negatively impact working capital. The design of New Categories devices may also prevent the scaling of commercial manufacturing, which will either restrict supply or increase the costs of production.

In addition, changes in local legislation related to liquid nicotine import duties may increase New Categories production costs, which may increase end market pricing. Furthermore, the exposure of sensitive trade secrets can lead to competitive disadvantages and further negatively impact the Group’s results of operations and financial condition.

Risk: Failure of a financial counterparty

Description

The Group relies on transactions with a variety of financial counterparties to manage the Group’s business and financial risks. In the event that any of these counterparties fails, payments due from such counterparties, such as under hedging or insurance contracts, may not be recovered. In addition, failure of a transactional banking party may lead to the loss of cash balances and disruption to payment systems involving such counterparty.

Impact

The inability to recover payments due from one or more failed financial counterparties or the loss of cash balances may cause significant financial loss and have an adverse impact on the Group’s results of operations, financial condition and financial risk profile. In addition, the loss of cash balances or a disruption to payment systems may cause disruption to the Group’s ongoing operations and ability to pay its creditors and suppliers.

Risk: Exposure to unavailability of, and price volatility, in raw materials and increased costs of employment.

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

BAT Annual Report and Form 20-F 2019	273

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

Furthermore, broader economic and ESG trends may impact the Group’s ability to retain key employees and may increase competition for highly talented employees, potentially resulting in the loss of experienced employees.

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

Such disruption may be caused by a cyber event, global health crisis, major fire, violent weather conditions or other natural disasters that affect manufacturing or other facilities of the Group’s operating subsidiaries or those of their suppliers and distributors. In certain geographic areas where the Group operates, insurance coverage may not be obtainable on commercially reasonable terms, if at all. Coverage may be subject to limitations or the Group may be unable to recover damages from its insurers.

Disruption may also be caused by spread of infectious disease (such as Coronavirus) or by a deterioration in labour or union relations, disputes or work stoppages or other labour-related developments within the Group or its suppliers and distributors.

In addition, the Group’s operating subsidiaries may not be able to establish or maintain relationships on favourable commercial terms with their suppliers and distributors. In some markets, distribution of the Group’s products is through third-party monopoly channels, often licensed by governments. The Group may be unable to renew these third-party supplier and distribution agreements on satisfactory terms for numerous reasons, including government regulations or ESG considerations.

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

Description

The Group may experience product contamination, whether by accident or deliberate malicious intent, during supply chain or manufacturing processes, or may otherwise fail to comply with the Group’s quality standards. The Group may also receive threats of malicious tampering.

Impact

Product contamination or threats of contamination may expose the Group to significant costs associated with recalling products from the market or temporarily ceasing production. In addition, adult tobacco consumers may lose confidence in the specific brand affected by the contamination, resulting in reputational damage and a loss of sales volume and market share. The Group could be subject to liability and costs associated with civil and criminal actions as well as regulatory sanctions brought in connection with a contamination of the Group’s products. Each of these results may in turn have an adverse effect on the Group’s results of operations and financial condition.

274	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Risk: Inability to obtain adequate supplies of tobacco leaf.

Description

The Group purchases significant volumes of packed leaf each year. Tobacco leaf supplies are impacted by a variety of factors, including weather conditions, drought, flood and other natural disasters, growing conditions, diseases causing crop failure, climate change and local planting decisions. Tobacco production in certain countries is also subject to a variety of controls, including regulation affecting farming and production control programmes, and competition for land use from other agriculture products. Such controls and competition can further constrain the production of tobacco leaf, raising prices and reducing supply.

Human rights issues may arise in connection with our tobacco leaf supply chain. Due to the large number of casual and temporary workers, the use of family labour in small-scale farming and high levels of rural poverty, the agricultural sector as a whole is vulnerable to human rights issues. The Group recognises that child labour is a risk to our tobacco leaf supply chain.

Impact

Restricted availability of tobacco leaf may impact the quality of the Group’s products to a level that may be perceptible by consumers and may impact the Group’s ability to deliver on consumer needs. Accordingly, the reduction of tobacco leaf supply may impact supply and demand of the Group’s products and have a negative impact on results of operations. The Group’s commitment to ESG may result in higher tobacco leaf prices. Higher tobacco leaf prices may also increase the Group’s costs for raw materials and have an adverse effect on its results of operations and financial condition.

Risk: Failure to successfully design, implement and sustain an integrated operating model.

Description

The Group aims to improve profitability and productivity through supply chain improvements and the implementation of an integrated operating model and organisational structure, including standardisation of processes, centralised back-office services and a common IT platform. The Group undertakes transformation initiatives periodically which aims to simplify the organisation and facilitate growth.

Impact

Failure by the Group to successfully design, implement and sustain the integrated operating model, organisational structure and transformation initiatives could lead to the failure to realise anticipated benefits, increased costs, disruption to operations, decreased trading performance, disgruntled employees, loss of institutional knowledge and reduced market share. These results could in turn reduce profitability and funds available for investment by the Group in long-term growth opportunities.

BAT Annual Report and Form 20-F 2019	275

Additional Disclosures

GROUP RISK FACTORS

CONTINUED

Legal, regulatory and compliance risks

Risk: Exposure to increasingly stringent regulatory measures affecting the manufacture, packaging, sale and marketing of the Group’s products.

Description

Tobacco control measures are in place in nearly all markets in which we operate. Such restrictions are introduced by regulations and/or voluntary agreements. Most tobacco control measures can be categorised as follows:

–	Place: including regulations restricting smoking in private and public spaces (e.g., public place smoking bans, including restaurants and bars);

–

Product: including regulations on the use of and/or testing for ingredients, product design and attributes (e.g., ceilings regarding tar, nicotine and carbon monoxide yields, as well as restrictions on flavours, including menthol); product safety regulations (e.g., reduced cigarette ignition propensity standards); and regulatory product disclosure requirements (e.g., ingredients and emissions reporting);

–

Packaging and labelling: including regulations on health warnings and other government-mandated messages (e.g., in respect of content, positioning, size and rotation); restrictions on the use of certain descriptors and brand names; requirements on pack shape, size, weight and colour; and mandatory plain packaging;

–

Sponsorship, promotion and advertising: including partial or total bans on advertising, marketing, promotions and sponsorship; and restrictions on brand sharing and brand stretching (i.e., using tobacco branding on non-tobacco products);

–

Purchase: including regulations on where the products are sold, such as type of outlet (e.g., supermarkets and vending machines) and how they are sold (e.g., above the counter or under the counter); and

–	Price: including regulations that have implications on the prices that manufacturers can charge for their tobacco products (e.g., excise taxes and minimum prices).

The Group believes that the introduction of further regulation on tobacco control is inevitable over the medium term in many of the Group’s markets. The actions of competitors contrary to the regulations applicable to certain markets, may cause reputational harm to the industry as a whole and may result in additional regulation or bans on certain products.

Many of the measures outlined in the FCTC have been or are in the process of being implemented through national legislation in many markets in which the Group operates. For example, the EU has adopted the revised Tobacco and Related Products Directive (‘TPD2‘) which, among other things, bans the use of characterising flavours in combustible tobacco products, such as menthol. This is in line with a number of other jurisdictions banning or restricting the use of menthol in tobacco products.

In November 2018, the US Food and Drug Administration (“FDA”) announced the acceleration of proposed rulemaking to seek a ban on menthol in combustible tobacco products. Bans or restrictions on the sale of flavoured tobacco products and menthol have been introduced, and may be introduced in the future, at a municipal, state, national or international level.

Further, various national or international regulatory regimes may seek to require the reduction of nicotine levels in tobacco products. For example, in March 2018, the FDA published its ANPRM titled “Tobacco Product Standard for Nicotine Level of Combusted Cigarettes” and invited interested parties to submit comments on, among other issues, maximum nicotine limits and whether any maximum nicotine level should apply to combustible tobacco products.

In the US, manufacturers of all tobacco products deemed to be under the authority of the FDA as of 2016 (which includes vapour and Modern Oral products) must submit information to the FDA seeking formal marketing authorisation of such products.

Several countries, including France, Belgium and Pakistan, have sought or are seeking to prohibit certain brands/brand variants or messaging on cigarette packaging that promotes a brand or usage.

Please refer to pages 287 to 290 for details of tobacco and nicotine regulatory regimes under which the Group’s businesses operate.

With respect to New Categories, although a common framework for regulation and taxation has yet to emerge, the manufacture, sale, packaging and advertising of such products are increasingly being regulated. In fact, some regulators have applied or are considering applying combustible tobacco products’ restrictive regulatory framework to New Categories, such as public place vaping bans or plain packaging. Some jurisdictions have banned or are considering banning New Categories altogether.

Recents reports in North America of individuals experiencing acute respiratory injury in suspected association with vaping certain e-liquids (EVALI) and youth usage have led to an increase in scrutiny of vapour products at the local, municipal, state, national and international levels.

276	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Impact

Existing and future regulatory measures could adversely affect volume and profits as a result of restrictions on the Group’s ability to sell its products or brands, including due to the loss of provisional sales approvals for New Categories. Increased regulatory cost may also make certain products/brands unprofitable, which may lead to discontinuations (e.g. VapeWild). Impediments to building or maintaining brand equity could also adversely impact volume and profits.

In addition, new regulation could lead to greater complexity, as well as higher production and compliance costs. For example, it may be that the recent incidents in the US prompt regulators to impose restrictions on the sale of vaping products and/or flavours. New product specifications may have a negative impact on sales volumes as consumers seek alternatives in illicit trade. The Group’s share price has also experienced, and could in the future experience, shocks upon the announcement or enactment of restrictive regulation. All these effects may have an adverse effect on the Group’s results of operations and financial conditions.

In particular, through the acquisition of RAI, the Group acquired the Newport brand, the leading menthol cigarette brand in the US, the Group’s largest single market. The sales of Newport, together with the other menthol brands of the Group’s operating subsidiaries, represent a significant portion of the Group’s total net sales. Any action by the FDA or any other governmental authority banning or materially restricting the use of menthol in tobacco products could have a significant negative impact on sales volumes of the Newport brand and the Group’s other menthol products which would, in turn, have an adverse effect on the results of operations and financial position of the Group. Any action by the FDA or any government authority restricting the use of New Category products could also have an adverse effect on the operation and financial position of the Group.

Failure to obtain formal marketing authorisation for products deemed to be under the authority of the FDA, such as RAI’s vapour or Modern Oral products, could have a negative impact on RAI’s financial position and, in turn, the financial position of the Group.

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

Risk: Adverse implications of proposed EU legislation on single-use plastics that will result in on-pack environmental warnings and financial implications relating to the Extended Producer Responsibility (EPR).

Description

The EU adopted a Directive on single-use plastics in July 2019 which, among other products, targets tobacco products with filters containing plastic. The Cellulose Acetate in our filters is defined as a single-use plastic under the Directive and, as such, the Directive will have an impact on the Group’s cigarettes, filters for other tobacco products and consumables for THPs.

Under the Directive, the Group will be subject to EPR schemes, requiring the Group to cover the costs of collecting, transporting, treating and cleaning-up of filters containing plastic. The Directive also imposes on tobacco manufacturers the obligation to finance consumer awareness campaigns and to place environmental markings on packs of products with filters containing plastic.

Prior to the anticipated implementation deadline for EPR schemes on 5 January 2023, the European Commission is expected to issue guidelines on the criteria for the costs of cleaning up litter. In addition, it is expected to adopt an Implementing Act harmonising specifications for required product markings in the first half of 2020. When transposing the Directive into national law, EU member states could decide to expand its scope under their respective laws, which may subject the Group to additional regulations and financial obligations.

It is noted that there is a growing level of scrutiny on the use of single-use plastic across the world and a number of markets in which the Group operates are considering ways to restrict (or ban) the use of filters made of plastic and/or introduce EPR schemes.

Impact

The financial implications of the proposed EPR schemes may have an adverse effect on the Group’s results of operations and financial condition. If significant space is appropriated on the packaging of some of the Group’s products, this may also be an impediment to maintaining or building brand equity of the Group’s products which may, in turn, have a negative impact on the Group’s sales volume.

BAT Annual Report and Form 20-F 2019	277

Additional Disclosures

GROUP RISK FACTORS

CONTINUED

Legal, regulatory and compliance risks continued

Risk: Exposure to litigation on tobacco, nicotine, New Categories and other issues.

Description

The Group is involved in litigation related to its tobacco and nicotine products, including legal and regulatory actions, proceedings and claims, brought against it in a number of jurisdictions. Claims brought against the Group may be based on personal injury (both individual claims and class actions), economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments), negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, deceptive/unfair trade practices, conspiracy, medical monitoring and violations of antitrust/racketeering laws. Certain actions, such as those in the US and Canada, involve claims in the tens or hundreds of billions of pounds sterling. The Group is also involved in proceedings that are not directly related to its tobacco and nicotine products, including proceedings based on environmental pollution claims.

Additional legal and regulatory actions, proceedings and claims may be brought against the Group in the future.

Impact

The Group’s consolidated results of operations and financial position could be materially affected by any unfavourable outcome of certain pending or future litigation. The Group could be exposed to substantial liability, which may take the form of ongoing payments. Whether successful or not, the costs of the Group’s involvement in litigation could materially increase due to costs associated with bringing proceedings and defending claims, which may also cause operational and strategic disruption by diverting management time away from business matters. Liabilities and costs in connection with litigation could result in bankruptcy of one or more Group entities which, in turn, could cause a material reduction in the Group’s sales volume and profits. Any negative publicity resulting from these claims may also adversely affect the Group’s reputation.

Please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Risk: Significant and/or unexpected increases or structural changes in tobacco and nicotine-related taxes.

Description

Tobacco and nicotine products are subject to high levels of taxation, including excise taxes, sales taxes, import duties and levies in most markets in which the Group operates. In many of these markets, taxes are generally increasing, but the rate of increase varies between markets and between different types of tobacco and nicotine products. Increases in, or the introduction of new, tobacco and nicotine-related taxes may be caused by a number of factors, including fiscal pressures, health policy objectives and increased lobbying pressure from anti-tobacco advocates.

With respect to New Categories, although a common framework for regulation and taxation has yet to emerge, the manufacture, sale, packaging and advertising of such products are increasingly being regulated.

Impact

Significant or unexpected increases in, or the introduction of new, tobacco-related taxes or minimum retail selling prices, changes in relative tax rates for different tobacco and nicotine products or adjustments to excise may result in the need for the Group to absorb such tax increases due to limits in its ability to increase prices, an alteration in the sales mix in favour of value-for-money brands or products, or growth in illicit trade, each of which could impact pricing, sales volume and profit for the Group’s products.

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

278	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Risk: Exposure to unfavourable tax rulings.

Description

The Group is subject to tax laws in a variety of jurisdictions. The Group‘s interpretation and application of the tax laws could differ from those of the relevant tax authority, which may subject the Group to claims for breach of such laws, including for late or incorrect filings or for misinterpretation of rules. Tax authorities in a variety of jurisdictions, such as the Netherlands and Russia, have assessed, and may in the future assess, the Group for historical tax claims, including interest and penalties, arising from disputed areas of tax law. The Group is currently party to tax disputes in a number of jurisdictions, some of which involve claims for amounts in the hundreds of millions of pounds sterling.

Please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

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

Impact

Legislative changes to corporate income tax laws and regulations may have an adverse impact on the Group’s corporate income tax liabilities and may lead to a material increase of the Group’s overall tax rate. This could, in turn, negatively affect the Group’s results of operations and financial condition.

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

Description

The Group’s operations are subject to a range of rules and regulations around the world. These include US securities, corporate governance and compliance laws and regulations such as the Sarbanes-Oxley Act of 2002 and the US Foreign Corrupt Practices Act of 1977, which applies to the Group’s worldwide activities. While the Group continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws. In addition, the Group is subject to increasingly stringent reporting obligations under UK corporate reporting regulations.

Impact

The increased scope and complexity of applicable regulations to which the Group is subject may lead to higher costs for compliance. Failure to comply with laws and regulations may result in significant legal liability, fines, penalties, and/or damages actions, criminal sanctions against the Group, its officers and employees, and damage to the Group’s reputation. Non-compliance with such regulations could also lead to a loss of the Group’s listing on one or more stock exchanges or a loss of investor confidence with a subsequent reduction in share price.

BAT Annual Report and Form 20-F 2019	279

Additional Disclosures

GROUP RISK FACTORS

CONTINUED

Legal, regulatory and compliance risks continued

Risk: Loss of confidential information, including through manipulation of data by employees, and failure to comply with the European General Data Protection Regulation, the UK Data Protection Act 2018 and other privacy laws governing the processing of personal data.

Description

Unintended or malicious behaviour by employees, contractors, service providers and others using or managing the Group’s confidential information (including sensitive or confidential information of third parties) or personal data (including sensitive consumer personal data) may affect the Group’s communications and operations which may result in the unauthorised disclosure of such information.

In addition, a lack of infrastructure or application resilience, slow or insufficient disaster recovery service levels or the installation of new systems may increase the possibility that data, including confidential, personal or other sensitive information, stored or communicated by IT systems may be corrupted, lost or disclosed.

Various privacy laws, in particular the European General Data Protection Regulation (‘GDPR‘), and UK Data Protection Act 2018 (“UKDPA”) mandate that in an unauthorised disclosure of personal data, depending on the risk to the individuals concerned, must be reported to the local data protection supervisory authority.

In addition, unauthorised disclosures of information (including personal data) through fraudulent abuses of data may cause the Group to fail to meet statutory or regulatory requirements in particular under the GDPR and/or UKDPA. Following the enforcement of the GDPR in May 2018, other jurisdictions in which the Group operates have enacted similar local legislation such as the California Consumer Privacy Act US and the “LGPD” in Brazil which potentially further increases the risks surrounding the processing of personal data.

Impact

The loss of personal data (which may include confidential information) may result in civil or criminal legal liability and prosecution by enforcement bodies, which may subject the Group to the imposition of material fines and/or penalties and the costs associated with defending these claims. In addition, the relevant data protection supervisory authority may order certain Group legal entities to cease processing activities, which would result in a significant operational disruption.

Inappropriate disclosure of confidential information or violation of the GDPR or other privacy laws may also result in significant reputational harm and public scrutiny, a loss of investor confidence and reduced third-party reliance on the Group’s information technology systems or other data handling practices. In addition, restoration and remediation of disclosed confidential information or personal data may be costly, difficult or even impossible. These consequences may adversely impact the Group’s results of operations and financial condition.

Risk: Failure to comply with product regulations due to uncertainty surrounding the proper interpretation and application of those regulations.

Description

The interpretation and application of regulations concerning the Group’s products, such as the Tobacco and Related Products Directive (TPD2), may be subject to debate and uncertainty. This includes uncertainty over product classifications and restrictions on advertising. In particular with respect to the developing category of New Categories, which has grown in size and complexity in a relatively short period of time, a consensus framework for the interpretation and application of existing regulation, such as the rules concerning nicotine-containing liquids used in vapour products, has yet to emerge.

The continuously changing and evolving landscape of regulation concerning the Group’s products contributes to the uncertainty surrounding interpretation and application and creates a risk that the Group may misinterpret or fail to comply with developing regulations in the various jurisdictions in which it operates, or becomes subject to enforcement actions from regulators. With the continuous changing of product cycle plans and expansion to new markets and innovations, there is a risk that such changes and launches fail to comply with the relevant regulations, including pre-approval and/or pre-registration requirements. For example, some governments have intentionally banned or are seeking to ban novel tobacco products and products containing nicotine, while others would need to amend their existing legislation to permit their sale. Even in countries where the sale of such products is currently permitted, some governments have adopted, or are seeking to adopt, bans on New Categories or restrictions on certain flavours.

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

280	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Risk: Failure to uphold high standards of corporate behaviour, including under anti-bribery and anti-corruption laws.

Description

The Group is subject to various anti-corruption laws and regulations (Anti-Corruption Laws). All employees of BAT, its subsidiaries and joint ventures which it controls are expected to uphold a high standard of corporate behaviour and comply with the Group Standards of Business Conduct (SoBC) which includes a requirement to comply with Anti-Corruption Laws. Employees, associates, suppliers, distributors and agents are prohibited from engaging in improper conduct to obtain or retain business or to improperly influence (directly or indirectly) a person working in an official capacity to decide in the Group’s favour. The Group’s employees may fail to comply with our SoBC and may violate applicable Anti-Corruption Laws.

For example, the Group is investigating, through external legal advisers, allegations of misconduct and is liaising with the UK Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. The Group continues to cooperate with the SFO’s investigation and a sub-Committee of the Board has oversight of these matters. The outcomes will be decided by the relevant authorities or, if necessary, the courts. It is too early to predict the outcomes, but these could include the prosecution of individuals and/or of a Group company or companies. Accordingly, the potential for fines, penalties or other consequences cannot currently be assessed but may be material. As the investigation is ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Impact

Failure of the Group to comply with Anti-Corruption Laws or to deploy and maintain robust internal policies, procedures and controls could result in significant fines and penalties, criminal sanctions against the Group and its officers and employees, increased costs, prohibitions or other limitations on the conduct of the Group’s business and reputational harm and may subject the Group to claims for breach of such regulations.

Even when proven untrue, there are often financial costs, time demands and reputational impacts associated with investigating and defending against such claims.

Risk: Imposition of sanctions under sanctions regimes or similar international, regional or national measures.

Description

National and international sanctions regimes or similar international, regional or national measures may affect jurisdictions in which the Group operates or third parties with which it may have commercial relationships.

In particular, the Group has operations in a number of countries that are subject to various sanctions, including Iran and Cuba. Operations in these countries expose the Group to the risk of significant financial costs and disruption in operations that may be difficult or impossible to predict or avoid or the activities could become commercially and/or operationally unviable.

National and international sanctions regimes may also affect third parties with which the Group has commercial relationships and could lead to supply and payment chain disruptions.

For example, the Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. It has been liaising with the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions. The Group is cooperating with the authorities’ investigations. The potential for fines, penalties or other consequences cannot currently be assessed but may be material. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

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

BAT Annual Report and Form 20-F 2019	281

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

Description

Annual manufacturers’ price increases are among the key drivers in increasing market profitability. However, the Group has in the past been, and may in the future be, unable to obtain such price increases as a result of increased regulation; increased competition from illicit trade; stretched consumer affordability arising from deteriorating political and economic conditions and rising prices; sharp increases or changes in excise structures; and competitors’ pricing.

As the New Category market continues to develop, the Group may face erosion in the value chain for New Categories through lower market prices, excise taxes, high retail trade margins or high production costs that make New Categories less competitive versus combustible tobacco products.

In addition, the Group faces the risk that price increases it has conducted in the past, and may conduct in the future, may be excessive and not find adequate adult tobacco consumer acceptance.

Impact

If the Group is unable to obtain price increases or is adversely affected by impacts of excessive price increases, it may be unable to achieve its strategic growth metrics, have fewer funds to invest in growth opportunities, and, in the case of excessive price increases, be faced with quicker reductions in sales volumes than anticipated due to accelerated market decline, down-trading (switching to a cheaper brand) and increased illicit trade. These in turn impact the Group’s market share, results of operations and financial condition.

In addition, erosion in the value chain for New Categories could have a negative impact on the Group’s sales volume or pricing for these products. High excise could dampen demand for New Categories or result in lower profit margins. Lower market prices, high retail trade margins or increases in production costs could also negatively impact profit margins or lead to uncompetitive pricing.

282	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Risk: Effects of declining consumption of legitimate tobacco products and a tough competitive environment.

Description

Evidence of market contraction and the growth of illicit trade of tobacco products is apparent in several key global markets in which the Group operates. This decline is due to multiple factors, including increases in excise taxes leading to continued above-inflation price rises, changes in the regulatory environment, the continuing difficult economic environment in many countries impacting consumers’ disposable incomes, the increase in the trade of illicit tobacco products, health concerns, a decline in the social acceptability of smoking and an increase in New Category uptake.

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

Description

The Group cannot be certain that it will have access to bank financing or to the debt and equity capital markets at all times and is therefore subject to funding and liquidity risks. In addition, the Group’s access to funding may be affected by restrictive covenants to which it is subject under some of its credit facilities. Furthermore, broader ESG trends may impact the Group’s access to funding.

The Group is also exposed to increases in interest rates in connection with both existing floating rate debt and future debt refinancings. The current economic environment, with historically low interest rates, increases the likelihood of higher interest rates in the future. The phaseout of LIBOR and uncertainty regarding the appropriate benchmark replacement similarly increases uncertainty with respect to the interest rates applicable to the Group’s floating rate debt.

Furthermore, the Group operates in several markets closely regulated by governmental bodies that intervene in foreign exchange markets by imposing limitations on the ability to transfer local currency into foreign currency and introducing other currency controls that expose cash balances to devaluation risks or that increase costs to obtain hard currency. As a result, the Group’s operational entities in these markets may be restricted from using end-market cash resources to pay for imported goods, dividend remittances, interest payments and royalties. The inability to access end-market cash resources in certain markets contributes to the Group’s funding and liquidity risks.

Impact

Adverse developments in the Group’s funding, liquidity and interest rate environment may lead to shortages of cash and cash equivalents needed to operate the Group’s business and to refinance its existing debt. Inability to fund the business under the Group’s current capital structure, failure to access funding and foreign exchange or increases in interest rates may also have an adverse effect on the Group’s credit rating, which would in turn result in further increased funding costs and may require the Group to issue equity or seek new sources of capital. Non-compliance with the Group’s covenants under certain credit facilities could lead to an acceleration of its debt. The phaseout of LIBOR may result in the Group being subject to higher or uncertain interest rates with respect to outstanding future and floating rate debt.

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

BAT Annual Report and Form 20-F 2019	283

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

Please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Risk: Unforeseen underperformance in key global markets.

Description

A substantial majority of the Group’s profit from operations is based on its operations in certain key markets, including the US. A number of these markets are declining for a variety of factors, including price increases, restrictions on advertising and promotions, smoking prevention campaigns, increased pressure from anti-tobacco groups, migration to smokeless products and private businesses adopting policies that prohibit or restrict, or are intended to discourage, smoking and tobacco use.

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

Please refer to the information under the caption ‘Retirement benefit schemes’ on page 158 and to note 11 in the Notes on the Accounts for details of the Group’s retirement benefit schemes.

Impact

Higher contributions to the Group’s retirement benefit schemes could have an adverse impact on the Group’s results of operations, financial condition and ability to raise funds.

284	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Risk: Adverse consequences of the UK’s exit from the EU.

Description

The consequences of the UK’s exit from the EU are uncertain, but could include reductions in the size of the UK market, down-trading as a result of affordability pressure/weakening economy in the UK, an increased cost of doing business in the UK, higher cost of capital in the UK and both transactional and translational foreign exchange impacts, disruption to supply of materials due to changed customs procedures or duties, increased complexity and scrutiny on tax-related activities, or other changes to UK law. In addition, the UK’s exit from the EU may impose restrictions on employment and cross-border movements.

Impact

Any of the consequences of the UK’s exit from the EU may have a negative effect on the Group’s results of operations and financial conditions. In addition, any restrictions on employment and cross-border movements may result in additional employment and hiring costs and reduce the Group’s ability to attract and retain highly talented individuals from the EU in the UK.

Product pipeline, commercialisation and Intellectual Property risks

Risk: Inability to predict consumers’ changing behaviours and launch innovative products that offer adult tobacco and nicotine consumers meaningful value-added differentiation.

Description

The Group focuses its research and development activities on both creating new products, including New Category product, and maintaining and improving the quality of its existing products. In a competitive market, the Group believes that innovation is key to growth. The Group considers that one of its key challenges in the medium and long term is to provide adult tobacco and nicotine consumers with high-quality products that take into account their changing preferences and expectations, including those in relation to ESG, while complying with evolving regulation.

The Group is in the early stages of development and roll-out of its New Category portfolio which requires significant initial investment.

The Group may be unsuccessful in developing and launching innovative products or maintaining and improving the quality of existing products across both combustibles and New Categories that offer consumers meaningful value-added differentiation. The Group may fail to keep pace with innovation in its sector or changes in consumer expectations and is also exposed to the risk of an inability to build a strong enough brand equity through social media and other technological tools to compete with its competitors. There are potential bans and restrictions in key markets when using social media to advertise and communicate. Competitors may be more successful in predicting changing consumer behaviour, developing and rolling out consumer-relevant products and may be able to do so more quickly and at a lower cost.

In addition, the Group devotes considerable resources to the research and development of innovative products, in particular in New Categories that may have the potential to reduce the risks of smoking-related diseases. The complex nature of research and development programmes necessary to satisfy emerging regulatory and scientific requirements creates a substantial risk that these programmes will fail to demonstrate health-related claims regarding New Categories or to achieve adult tobacco consumer, regulatory and scientific acceptance.

Furthermore, the regulatory environment impacting non-combustible tobacco products, vapour products and other non-tobacco nicotine products, including classification of products for regulatory and excise purposes, is still developing and it cannot be predicted whether regulations will permit the marketing of such New Categories in any given market in the future. Categorisation as medicines, for example, and restrictions on advertising could stifle innovation, increase complexity and costs and significantly undermine the commercial viability of these products. Alternatively, categorisation of any New Categories, as tobacco products for instance, could result in the application of onerous regulation, which could further stifle uptake.

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

BAT Annual Report and Form 20-F 2019	285

Additional Disclosures

GROUP RISK FACTORS

CONTINUED

Risk: Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights.

Description

The Group relies on trademarks, patents, registered designs, copyrights and trade secrets. The brand names under which the Group’s products are sold are key assets of its business. The protection and maintenance of the reputation of these brands is important to the Group’s success. Protection of intellectual property rights is also important in connection with the Group’s innovative products, including New Categories.

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

286	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

Regulation can typically be categorised as follows:

–	Place: including regulations restricting smoking in private, public and work places (e.g. public place smoking bans);

–

Product: including: regulations on the use of ingredients, product design and attributes (e.g. ceilings regarding tar, nicotine and carbon monoxide yields, as well as restrictions on flavours); product safety regulations (e.g. General Product Safety Directive (2001/95/EC), electrical safety regulations and reduced cigarette ignition propensity standards); and regulatory product disclosure requirements (e.g. in relation to ingredients and emissions);

–

Packaging and labelling: including regulations on health warnings and other government-mandated messages (e.g. in respect of content, positioning, size and rotation); restrictions on the use of certain descriptors and brand names; requirements on pack shape, size, weight and colour and mandatory plain packaging;

–

Sponsorship, promotion and advertising: including partial or total bans on tobacco advertising, marketing, promotions and sponsorship and restrictions on brand sharing and stretching (the latter refers to the creation of an association between a tobacco product and a non-tobacco product by the use of tobacco branding on the non-tobacco product);

–

Purchase: including regulations on the manner in which tobacco products are sold, such as type of outlet (e.g. supermarkets and vending machines) and how they are sold (e.g. above-the-counter versus beneath-the-counter); and

–	Price: including regulations which have implications for the prices that manufacturers can charge for their tobacco products (e.g. excise taxes and minimum prices).

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

To date, the FCTC has been ratified by 181 countries, not including the US. The FCTC has led to increased efforts by tobacco-control advocates and public health organisations to reduce the supply of, and demand, for tobacco products, and to encourage governments to further regulate the tobacco industry. As national regulations increasingly reflect global influences, the scope of areas regulated will likely further expand. The guidelines on advertising, promotion and sponsorship, for example, seek to broaden the definition of tobacco advertising to include product display, the use of vending machines as well as the design of the pack itself. Where adopted by contracting parties, a number of the measures referred to in the guidelines may result in either additional costs for the tobacco industry or restrictions on a manufacturer’s ability to differentiate its products and communicate those differences to adult smokers. For example, a change in the number and size of on-pack health warnings requires new printing cylinders to be commissioned, while the implementation of new plant protection product standards, product testing and the submission of ingredients information to national governments require extensive resources, time and material.

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

The TPD2 also purports to leave open to EU member states the possibility of further standardising the packaging of tobacco products and to apply its provisions in different ways. For example, it provides, among other things, that the labelling, packaging and the tobacco product itself shall not include any element or feature that suggests that a particular tobacco product has vitalising, energetic, healing, rejuvenating, natural or organic properties or has other health or lifestyle benefits. On 1 February 2017, the French government applied its laws transposing these provisions into French national law to prohibit the sale of all variants of Vogue cigarettes from February 2018, as well as the use of certain other tobacco brand and brand variant names. The law was subsequently annulled, but France may seek to reintroduce it. On 26 April 2019, Belgium adopted a Royal Decree that allows the Minister of Health to establish a procedure to put brands on a prohibited list and to draw up such a list. To date, such a procedure has not yet been established by the Belgian Minister of Health.

BAT Annual Report and Form 20-F 2019	287

Additional Disclosures

REGULATION OF THE GROUP’S BUSINESS

CONTINUED

Single-use plastics

The Single Use Plastics Directive (EU) 2019/904 (the SUP Directive) entered into force on 02 July 2019. The Directive requires that EU Member States introduce Extended Producer Responsibility (EPR) schemes covering the cost to clean up litter and the application of on-pack marking requirements for tobacco product filters. Member States must transpose the SUP Directive into national law by 3 July 2021, with an implementation deadline of 5 January 2023.

Other governments have passed or are considering similar legislation including Russia, South Korea and various levels of government in the United States.

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

In Canada, the manufacture and sale of cigarettes, little cigars and blunt wraps with characterising flavours are banned, and a federal menthol ban for cigarettes is in effect across the country. In Australia, the majority of the states have banned flavours in cigarettes that give an ‘overtly’ fruit-flavoured taste and the government is reportedly considering further regulatory options. The TPD2 similarly bans the manufacture and sale of cigarettes and roll-your-own tobacco with a characterising flavour other than tobacco, subject to an exemption until May 2020 for menthol cigarettes.

An ingredients ban in Brazil, which would ban the use of certain ingredients with flavouring or aromatic properties, including menthol, is not currently in force due to ongoing legal challenges. In Turkey, a ban on the use of menthol in cigarettes has been fully implemented as of 5 January 2020. A number of the above regulations are subject to ongoing legal challenges. (See ‘The US’ for information pertaining to the regulation of menthol in that market).

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

Plain packaging is high on the agenda of tobacco control groups, and the FCTC guidelines recommend that contracting parties consider introducing plain packaging. To date, 19 countries (including Australia, Belgium, Canada, France, Ireland, New Zealand, Saudi Arabia, Singapore, Turkey, and the UK) have adopted plain packaging legislation, although in the majority of those countries the legislation has not yet been fully implemented. Countries, territories and states that are currently considering adopting plain packaging legislation include, but are not limited to, Brazil, Chile, Denmark, the Netherlands, and South Africa. Others, such as South Korea, are considering implementing large graphic health warnings.

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

In November 2012, the FCTC adopted the Protocol to Eliminate Illicit Trade in Tobacco Products which includes a raft of supply chain control measures, including the implementation of ‘tracking and tracing’ technologies. The Protocol entered into force on 25 September 2018 and was considered at the first session of the Meeting of the Parties to the Protocol in October 2018. As at 1 January 2020, 58 parties have ratified the Protocol.

288	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Vapour products

More recently, significant debate has been generated regarding the appropriate regulation of vapour products, including regulation of the nicotine liquids used in them. As the nascent vapour category has grown in size and complexity in a relatively short period of time, a consensus framework for regulation and taxation has yet to emerge. The TPD2, for example, establishes frameworks for the regulation of novel tobacco products and e-cigarettes, introducing nicotine limits, health warnings requirements, advertising bans and pre-market notification and post-market disclosure obligations. Conversely, some governments have intentionally banned or are seeking to ban novel tobacco products and products containing nicotine, while others would need to amend their existing legislation in order to permit their sale. For example, in Australia nicotine is classified as poison, meaning that the importation of vaping products or nicotine refill liquids is illegal in every state and territory, as is the possession and use of these products. Even in countries where the sale of vapour products is permitted, some governments have adopted, or are seeking to adopt, bans on vaping in public places. Recent reports in North America of individuals experiencing acute respiratory injury in suspected association with vaping certain e-liquids (EVALI) and youth usage have led to an increase in scrutiny of vapour products, especially at State and Provincial levels in the United States and Canada.

The US

Through the RAI subsidiaries, the Group is subject to US federal, state and local laws and regulations. In 2009, President Obama signed into law the Family Smoking Prevention and Tobacco Control Act (FSPTCA), which grants the US Food & Drug Administration (FDA) broad authority over the manufacture, sale, marketing and packaging of tobacco products but at the outset limited the agency’s authority to cigarettes, smokeless tobacco products, cigarette tobacco and roll-your-own tobacco products. Key elements of the FSPTCA include: filing of facility registrations, product listing, constituent testing and ingredient information; obtaining FDA clearance for all new products or product modifications; banning all characterising flavours other than tobacco or menthol in cigarettes; establishing ‘user fees’ to fund the FDA’s regulation of tobacco products; increasing the health warning size on cigarette packs with the option to introduce pictorial health warnings; implementing good manufacturing practices; revising the labelling and advertising requirements for smokeless tobacco products; and requiring the study of menthol. The US Congress did limit the FDA’s authority in two areas, prohibiting it from:

–	banning categories of tobacco products; and

–	requiring the reduction of nicotine yields of a tobacco product to zero.

On 10 May 2016, the FDA issued a final regulation, referred to as the Deeming Rule, deeming all remaining products that meet the FSPTCA’s definition of ‘tobacco product’ to be subject to the FDA’s regulatory authority under the FSPTCA. The Final Rule became effective as of 8 August 2016, though each requirement of the Final Rule has its own compliance date. Such newly ‘deemed’ tobacco products subject to the FSPTCA include, among others, electronic nicotine delivery systems (including e-cigarettes, e-hookah, e-cigars, vape pens, advanced refillable personal vapourisers, electronic pipes and e-liquids mixed in vape shops), certain dissolvable tobacco products, cigars and pipe tobacco.

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

The Final Rule established staggered initial compliance periods based on the expected complexity of the applications to be submitted. On 28 July 2017, as part of the FDA’s announcement of a comprehensive regulatory plan for nicotine and tobacco, the FDA extended the deadline for submission of PMTAs for newly deemed products by several years (for e-cigarettes, the new deadline was August 2022). However, as a result of legal action, in July 2019 a federal court ultimately brought forward the filing deadline for non-combustible products to 12 May 2020. This court decision has been appealed and is currently under judicial review. In October 2019, R.J. Reynolds Vapor filed PMTAs for Vuse Solo and intends to file PMTAs for Vuse Vibe, Ciro, and Alto, as well as Revel and Velo, by May 2020. In the case of the later three PMTAs, certain data from ongoing tests will not be included, but will be submitted during the FDA review process. Based on the FDA’s draft guidance setting forth the type of evidence that must be included within a pre-market review application, R.J. Reynolds Vapor expects the costs of preparing a PMTA to be significant.

In January 2020, the FDA reinforced the filing deadline of 12 May 2020 in its Guidance related to vapor, but reversed its previous compliance policy that allowed products to remain on the market without a PMTA and to enforce (as of February 2020) the PMTA requirements on certain products as follows: 1) Flavoured, cartridge-based vapor products except for tobacco- or menthol-flavoured products; 2) All other vapor products for which the manufacturer has failed to take (or is failing to take) adequate measures to prevent minors’ access; 3) Any vapor products that targets or whose marketing is likely to promote use by minors; and 4) Any vapor product that is offered for sale in the United States after 12 May 2020, and for which the manufacturer has not submitted a premarket application. Flavoured disposable vapor products and flavoured open systems would remain available for sale unless 1) the manufacture has failed to take adequate measures to prevent minors’ access, 2) product that targets or whose marketing is likely to promote use by minors, or 3) fails to file PMTA by 12 May 2020.

BAT Annual Report and Form 20-F 2019	289

Additional Disclosures

REGULATION OF THE GROUP’S BUSINESS

CONTINUED

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

Additional regulation

In addition to the ANPRMs on reduced nicotine products and flavours, the FDA, in April 2019, issued a proposed rule on the format and content of substantial equivalence applications. This follows on the FDA’s previous statements regarding the development of foundational rules so as to provide clarity and predictability to the tobacco product submission process, including not only substantial equivalence applications but new product applications as well as MRTP applications. To that end, FDA, in September 2019, published a proposed rule on the format and content of Premarket Tobacco Product Applications.

Under the FSPTCA, for a manufacturer to launch a new tobacco product or modify an existing tobacco product after 22 March 2011, the manufacturer must obtain an order from the CTP allowing the new or modified product to be marketed. Similarly, a manufacturer that introduced a cigarette or smokeless tobacco product between 15 February 2007 and 22 March 2011 was required to file a substantial equivalence report with the CTP demonstrating either (1) that the new or modified product had the same characteristics as a product commercially available as at 15 February 2007, referred to as a predicate product, or (2) if the new or modified product had different characteristics than the predicate product, that it did not raise different questions of public health. A product subject to such report is referred to as a provisional product. A manufacturer may continue to market a provisional product unless and until the CTP issues an order that the provisional product is not substantially equivalent (NSE), in which case the FDA could then require the manufacturer to remove the provisional product from the market. Substantially, all RAI subsidiaries’ products currently on the market are provisional products. At present, there is substantial uncertainty over the approaches that the FDA and CTP will take to determining RAI subsidiaries’ MRTP applications, PMTAs and substantial equivalence reports.

In January 2017, the FDA issued its first proposed product standard just prior to President Trump’s inauguration whereby the agency would require the reduction, over a three-year period, of the levels of N-nitrosonornicotine (NNN) contained in smokeless tobacco products. Since issuing this proposal, the agency has simply stated that it is evaluating submitted comments. It is not known whether or when this proposed rule will be adopted, and, if adopted, whether the final rule will be the same as or similar to the proposed rule.

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

290	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

As of the date of this report, BAT is not aware of any activity, transaction or dealing by the Group or any of its affiliates during the financial year ended 31 December 2019 that is disclosable under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, except as set forth below. This information is to the best of BAT’s knowledge.

BAT has a local operation in Iran, established on 18 October 2003, through its wholly-owned non-US subsidiary, B.A.T. Pars Company (Private Joint Stock) (BAT Pars). BAT Pars produces its products, which include Kent, Pall Mall and Montana brands, in its own factory in Eshtehard, which is in the Alborz province of Iran. BAT Pars distributes its product via 75 sub-agents with national and provincial distribution licences, who sell products to wholesalers and retailers with the support of BAT Pars’ sales representatives. BAT Pars has 307 direct employees and an additional 1,159 contract workers supplied by a private company.

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

During the year ended 31 December 2019, BAT did not have any gross revenues or net profits derived from transactions with the Government of Iran or affiliated entities.

BAT believes, and maintains policies and procedures designed to ensure, that its activities in Iran and elsewhere comply in all material aspects with the applicable and relevant trade sanctions laws and regulations, including US and other international trade sanctions and/or embargoes. BAT’s sanctions policies and procedures have been designed to be as robust as possible. However, there can be no absolute assurance that these policies and procedures will be effective. Were they to be ineffective, penalties or sanctions could be imposed against BAT, which could be material. To the extent permitted under applicable law, and as long as it continues to meet BAT’s risk management and operational requirements, BAT Pars’ activities in Iran are expected to continue.

BAT Annual Report and Form 20-F 2019	291

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

During 2012, R.J. Reynolds Tobacco Company, various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached a final agreement related to Reynolds American’s 2003 MSA activities, and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the company’s MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company received US$170 million in credits, which have been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds Tobacco Company received US$285 million in credits, which have been applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also in 2018, one additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). RAl’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2019 amounted to US$2,762 million in respect of settlement expenses and US$2,918 million in respect of settlement cash payments. RAl’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2018 amounted to US$2,741 million in respect of settlement expenses and US$917 million in respect of settlement cash payments.

292	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Change of control provisions as at 31 December 2019

Significant agreements

Nature of agreement	Key provisions

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

Term loan facilities agreement dated 16 January 2017: B.A.T. International Finance p.l.c. and B.A.T Capital Corporation (as borrowers), the Company, (as guarantor) and HSBC Bank plc (as agent) and certain financial institutions (as lenders) pursuant to which the lenders agreed to make available to the borrowers US$25 billion for the acquisition of RAI. Facilities A and B have been repaid and facilities C and D, totalling the sterling equivalent of US$5 billion, are still outstanding.

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

BAT Annual Report and Form 20-F 2019	293

Additional Disclosures

PROPERTY, PLANT

AND EQUIPMENT

The Group uses a combination of in-house and contract manufacturers to manufacture its products.

BAT-owned manufacturing facilities1

	United States	APME	AmSSA	ENA	Total

Fully integrated cigarette manufacturing	2	16	15	12	45

Sites processing tobacco only	1	7	9	2	19

Site manufacturing other tobacco products, Snus, Modern Oral and Liquids	3	–	–	5	8

R&D facilities and Product Centres	1	1	3	2	7

Total	7	24	27	21	79

Note:

1. As of 31 December 2019.

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

The Group has several improvement initiatives which it is currently managing. For example, the Group is continuing to realise the benefits of its Integrated Work System Programme launched in 2014, which is centrally led with an aim to improve the performance of the Group’s factories globally by focusing on manufacturing standards, continuous improvement, assessment and benchmarking, and organisational development. The Group also utilises a survey process in the factories with an aim to improve factory productivity and reduce costs in the manufacturing environment. This process, known as ‘Bulls Eye’, has been in existence for a number of years and highlights productivity opportunities by benchmarking.

In 2019, the Group manufactured cigarettes in 45 cigarette factories in 43 countries. These plants and properties are owned or leased and operated by the Group’s subsidiaries. The Group’s factory outputs and establishments vary significantly in size and production capacity.

In 2019, the Group used third-party manufacturers to manufacture the components required, including the devices, related to New Categories. The Group also used third-party manufacturers to supplement the Group’s own production facilities in the US and Poland to bottle the liquids used in the vapour products.

For more information on property, plant and equipment, see note 9 in the Notes on the Accounts.

294	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

US CORPORATE

GOVERNANCE PRACTICES

Principles

In the US, ADSs of the Company are listed on the New York Stock Exchange (NYSE). The significant differences between the Company’s corporate governance practices as a UK company and those required by NYSE listing standards for US companies are discussed below.

The Company has applied a robust set of board governance principles, which reflect the UK Corporate Governance Code 2018 and its principles-based approach to corporate governance. NYSE rules require US companies to adopt and disclose on their websites corporate governance guidelines. The Company complies with UK requirements, including a statement in this report of how the Company has applied the principles of the UK Corporate Governance Code 2018 and that the Company has complied with the provisions of the UK Corporate Governance Code 2018.

Independence

The Company’s Board governance principles require that all Non-Executive Directors be determined by the Board to be independent in character and judgement and free from any business or other relationships that could interfere materially with, or appear to affect, their judgement. The Board also has formal procedures for managing conflicts of interest. The Board has determined that, in its judgement, all of the Non-Executive Directors are independent. In doing so, the Board has taken into consideration the independence requirements outlined in the NYSE’s listing standards and considers these to be met by the Chairman and all of its Non-Executive Directors.

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

These Committees are composed solely of Non-Executive Directors and, in the case of the Nominations Committee, the Chairman whom the Board has determined to be independent in the manner described above.

Each Board Committee has its own terms of reference, which prescribe the composition, main tasks and requirements of each of the Committees (see the Board Committee reports on pages 79, 83 and 111).

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

One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board has determined that Luc Jobin, Holly Keller Koeppel and Kieran Poynter possess such expertise and also possess the financial and audit committee experiences set forth in both the UK Corporate Governance Code 2018 and SEC rules (see the Audit Committee report on page 83). Mr Jobin, Ms Keller Koeppel and Mr Poynter have also each been designated as an Audit Committee financial expert as defined in Item 16.A. of Form 20-F. The Board has also determined that each Audit Committee member meets the financial literacy requirements applicable under NYSE listing standards.

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

Codes of business conduct and ethics

The NYSE rules require US companies to adopt and disclose a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Group Standards of Business Conduct (SoBC) described on pages 30 to 32 apply to all staff in the Group, including senior management and the Board, and satisfy the NYSE requirements. All Group companies have adopted the SoBC (or localised versions). The SoBC also set out the Group’s whistleblowing policy, enabling staff, in confidence and anonymously, to raise concerns without fear of reprisal, including concerns regarding questionable accounting or auditing matters. The SoBC is available at bat.com/sobc.

The Company has also adopted a code of ethics for its Chief Executive, Finance Director, Group Financial Controller and Group Chief Accountant as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. No waivers or exceptions to the Code of Ethics were granted in 2019. The Code of Ethics includes requirements in relation to confidentiality, conflicts of interest and corporate opportunities, and obligations for those senior financial officers to act with honesty and integrity in the performance of their duties and to promote full, fair, accurate, timely and understandable disclosures in all reports and other documents submitted to the SEC, the UK Financial Conduct Authority, and any other regulatory agency.

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

BAT Annual Report and Form 20-F 2019	295

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the updated Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) (2013). Based on that assessment, management has determined that the Group’s internal control over financial reporting was effective as at 31 December 2019.

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

KPMG LLP, an independent registered public accounting firm, who also audit the Group’s consolidated financial statements, has audited the effectiveness of the Group’s internal control over financial reporting as at 31 December 2019 and has issued an unqualified report thereon, which is included in this document.

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

296	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

Information required in the Directors’ Report	Section in the Strategic Report

Information on dividends	Financial review

Certain risk information about the use of financial instruments	Financial review

An indication of likely future developments in the business of the Group	A strategy for accelerated growth

An indication of the activities of the Group in the field of research and development	Building world-class capabilities for innovation Our business model

A statement describing the Group’s policy regarding the hiring, continuing employment and training, career development and promotion of disabled persons	Delivering our strategy: Winning organisation

Details of employee engagement: information, consultation, regard to employee interests, share scheme participation and the achievement of a common awareness of the financial and economic factors affecting the performance of the Group

Engaging with our stakeholders Delivering our strategy: Winning organisation

Details of business relationships: Directors’ regard to business relationships with customers, suppliers and other external stakeholders	Engaging with our stakeholders

Details of charitable donations	Delivering our strategy: Sustainability

Disclosures concerning greenhouse gas emissions	Delivering our strategy: Sustainability

Shareholder information disclosures

Information required in the Directors’ Report	Section in Other Information

Change of control provisions	Material contracts

Information on dividends	Dividends

Share capital – structure and voting rights; restrictions on transfers of shares	Articles of Association

Major shareholders	Share capital and security ownership

Directors – appointment and retirement	Articles of Association

Amendment of Articles of Association	Articles of Association

Directors – share buy-back powers	Purchases of shares

Listing Rules (LRs) disclosures

For the purpose of LR 9.8.4C R the applicable information required to be disclosed by LR 9.8.4 R	Section in Other Information

Section (12) – shareholder waivers of dividends	Group Employee Trust

Section (13) – shareholder waivers of future dividends	Group Employee Trust

Directors: interests and indemnities

Interests

– details of Directors’ remuneration and emoluments, and their interests in the Company’s shares (including share options and deferred shares) as at 31 December 2019 are given in the Remuneration Report; and

– no Director had any material interest in a contract of significance (other than a service contract) with the Company or any subsidiary company during the year.

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

Directors’ Report approval and signature

The Directors’ Report comprises the information on pages 63 to 89 and pages 254 to 323. The Directors’ Report was approved by the Board of Directors on 17 March 2020 and signed on its behalf by Paul McCrory, Company Secretary.

BAT Annual Report and Form 20-F 2019	297

Additional Disclosures

CAUTIONARY

STATEMENT

This document contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. In particular, among other statements: (i) certain statements in the Overview section (pages 2 to 19), including the Chairman’s introduction, Chief Executive’s review and Finance Director’s overview; (ii) certain statements in the Strategic Management section (pages 20 to 42), including the Global industry overview; (iii) certain statements in the Financial Review section (pages 43 to 57), including the Treasury and cash flow section and going concern discussions; and (iv) certain statements in the Other Information section (pages 254 to 323), including the Additional disclosures and Shareholder information sections.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates and the impact of an unfavourable ruling by a tax authority in a disputed area; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the work place; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and deliver the New Categories strategy; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group. Further details on the principal risks that may affect the Group can be found in the ‘Principal Group risks’ section of the Strategic Report on pages 58 to 62 of this document. A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register is set out in the Additional Disclosures section under the heading ‘Group risk factors’ on pages 272 to 286.

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

298	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

American Depositary Shares (ADSs) – New York Stock Exchange (NYSE)

BAT ordinary shares trade in the form of BAT ADSs in the United States under the symbol BTI (CUSIP Number: 110448107). The BAT ADSs have been listed on the NYSE since 25 July 2017 as a Sponsored Level III ADS programme for which Citibank, N.A. is the depositary (the ‘Depositary’) and transfer agent. Each ADS represents one ordinary share. ADSs are evidenced by American Depositary Receipts (ADRs).

Share prices

The high and low prices at which the Company’s ordinary shares and ADSs are recorded as having traded during the year on each of the LSE, JSE and NYSE are as follows:

	High	Low

LSE	£32.88	£23.75

JSE	R606.84	R424.18

NYSE	US$42.80	US$31.41

BAT Annual Report and Form 20-F 2019	299

Shareholder Information

DIVIDENDS

Policy

The Group’s policy is to pay dividends of 65% of long-term sustainable earnings, calculated with reference to adjusted diluted earnings per share, as defined on page 264, and reconciled from earnings per share in note 7 in the Notes on the Accounts. Please see page 47 of this Annual Report and Form 20-F 2019 for further discussion on the Group’s dividend.

Currencies and exchange rates

Details of foreign exchange rates are set out in the Financial Review section of the Strategic Report on page 51 of this Annual Report and Form 20-F 2019. There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares or on the conduct of the Company’s operations, other than restrictions applicable to certain countries and persons subject to EU economic sanctions or those sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations.

American Depositary Shares – Dividends

The following table shows the dividends paid by British American Tobacco p.l.c. in the years ended 31 December 2015 to 31 December 2019 inclusive.

Announcement Year	Payment	Dividend period	Dividend per BAT ordinary share GBP	Dividend per BAT ADS ADS ratio 2:1 USD	[1] [2]

2015	May	Final 2014	1.006	3.0616600

	September/October	Interim 2015	0.494	1.4928680

		Total	1.500	4.5545280

2016	May	Final 2015	1.046	3.0292160

	September/October	Interim 2016	0.513	1.3324660

		Total	1.559	4.3616820

Announcement Year	Payment	Dividend Period	Dividend Per BAT Ordinary Share GBP	Dividend Per BAT ADS ADS ratio 1:1 USD	[1] [2]

2017	May	Final 2016	1.181	1.5239380

	September/October	Interim 2017	0.565	0.7585690

	February 2018	Second Interim 2017	0.436	0.6068680

		Total	2.182	2.8893750

2018	May	Quarterly Interim 2018	0.488	0.6611420

	August	Quarterly Interim 2018	0.488	0.6281530

	November	Quarterly Interim 2018	0.488	0.6217120

	February 2019	Quarterly Interim 2018	0.488	0.6324960

		Total	1.952	2.5435030

2019	May	Quarterly Interim 2019	0.5075	0.6596990

	August	Quarterly Interim 2019	0.5075	0.6155970

	November	Quarterly Interim 2019	0.5075	0.6521370

	February 2020	Quarterly Interim 2019	0.5075	0.6571610

		Total	2.0300	2.5845940

Notes:

1.	ADS ratio change: prior to 14 February 2017, each BAT ADS represented two BAT ordinary shares; from 14 February 2017, each BAT ADS represents one BAT ordinary share.

2.

Holders of BAT ADSs: dividends are receivable in US dollars based on the £ sterling/US dollar exchange rate on the applicable ADS payment date, being three business days after the payment date for the BAT ordinary shares.

300	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Quarterly Dividends for the year ended 31 December 2019

On 26 April 2017, the Group announced its move to quarterly dividends with effect from 1 January 2018.

The Board has declared an interim dividend of 210.4p per ordinary share of 25p which is payable in four equal quarterly instalments of 52.6p per ordinary share in May 2020, August 2020, November 2020 and February 2021. This represents an increase of 3.6% on 2018 (2018: 203.0p per share), and a payout ratio, on 2019 adjusted diluted earnings per share, of 65.0%.

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

Key dates

In compliance with the requirements of the LSE, the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following are the salient dates for the quarterly dividend payments. All dates are 2020 unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4

Preliminary announcement (includes declaration data required for JSE purposes)		27 February

Publication of finalisation information (JSE)	17 March	30 June	21 September	7 December

No removal requests (in either direction)	17 March–	30 June–	21 September–	7 December–
permitted between the UK main register	27 March	10 July	2 October	18 December
and the South Africa branch register	(inclusive)	(inclusive)	(inclusive)	(inclusive)
Last day to trade (LDT) cum-dividend (JSE)	24 March	7 July	29 September	14 December
Shares commence trading ex-dividend (JSE)	25 March	8 July	30 September	15 December
No transfers permitted between the UK	25 March–	8 July–	30 September –	15 December–
main register and the South Africa	27 March	10 July	2 October	18 December
branch register	(inclusive)	(inclusive)	(inclusive)	(inclusive)
No shares to be dematerialised or	25 March–	8 July–	30 September–	15 December–
rematerialised on the South Africa	27 March	10 July	2 October	18 December
branch register	(inclusive)	(inclusive)	(inclusive)	(inclusive)
Shares commence trading ex-dividend (LSE)	26 March	9 July	1 October	17 December
Shares commence trading ex-dividend (NYSE)	26 March	9 July	1 October	17 December
Record date (LSE, JSE and NYSE)	27 March	10 July	2 October	18 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	21 April	29 July	22 October	13 January 2021
Payment date (LSE and JSE)	13 May	19 August	12 November	3 February 2021

ADS payment date (NYSE)	18 May	24 August	17 November	8 February 2021

Note:

Further details of the total amounts of dividends paid in 2019 (with 2018 comparatives) are given in note 8 in the Notes on the Accounts.

BAT Annual Report and Form 20-F 2019	301

Shareholder Information

SHAREHOLDER

TAXATION INFORMATION

The following discussion summarises material US federal income tax consequences and UK taxation consequences to US holders of owning and disposing of ordinary shares or ADSs. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any US federal laws other than those pertaining to income tax. This discussion is based upon the US Internal Revenue Code of 1986 (the ‘US Tax Code’), the Treasury regulations promulgated under the US Tax Code and court and administrative rulings and decisions, all as in effect on the date hereof. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

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

302	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

BAT Annual Report and Form 20-F 2019	303

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

304	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

However, pursuant to the Estate and Gift Tax Treaty 1980 (the ‘Treaty’) entered into between the United Kingdom and the United States, a gift or settlement of ordinary shares or ADSs by shareholders who are domiciled in the United States for the purposes of the Treaty may be exempt from any liability to UK inheritance tax.

BAT Annual Report and Form 20-F 2019	305

Shareholder Information

SHARE CAPITAL AND

SECURITY OWNERSHIP

Share capital

Share capital Ordinary shares of 25p each	31 December 2019

Issued ordinary shares

(excluding treasury shares)	2,293,875,148

Treasury shares	162,645,590

Total allotted and fully paid ordinary shares[1]	2,456,520,738

Aggregate nominal value £m	614.1

Note:

1. Includes treasury shares and shares owned by employee share trusts.

Analyses of shareholders

Ordinary Shares

At 31 December 2019, there was a total of 2,456,520,738 ordinary shares in issue held by 108,283 shareholders. These shareholdings are analysed as follows:

(a) by listing as at 31 December 2019:

Register	Total number of shares	% of issued share capital	Number of holders

UK	2,173,460,394	88.48	37,324

South Africa	283,060,344	11.52	70,959

Total	2,456,520,738	100.00	108,283

(b) by size of shareholding as at 31 December 2019:

UK Register

	Number of holders	% of UK ordinary share capital

1–1,999	31,657	0.63

2,000–9,999	4,059	0.72

10,000–199,999	1,126	2.58

200,000–499,999	182	2.66

500,000 and over	299	85.93

Treasury shares (UK)	1	7.48

Total	37,324	100.00

South Africa Register

	Number of holders	% of SA ordinary share capital

1–1,999	65,189	6.35

2,000–9,999	3,853	5.49

10,000–199,999	1,746	25.09

200,000–499,999	102	10.94

500,000 and over	69	52.13

Total	70,959	100.00

Combined registers

	Number of holders	% of issued ordinary share capital

1–1,999	96,846	1.29

2,000–9,999	7,912	1.27

10,000–199,999	2,872	5.17

200,000–499,999	284	3.62

500,000 and over	368	82.03

Treasury shares (UK)	1	6.62

Total	108,283	100.00

American Depositary Shares (ADSs)

At 31 December 2019, there was a total of 178,347,785 ADSs outstanding held by 9,715 registered holders. The ADS register is analysed by size of shareholding as at 31 December 2019 as follows:

	Number of holders	% of total ADSs

1–1,999	9,492	1.07

2,000–9,999	195	0.36

10,000–199,999	26	0.39

200,000–499,999	1	0.13

500,000 and over[1]	1	98.05

Total	9,715	100.00

Note:

1. One registered holder of ADSs represents 320,387 underlying shareholders.

Security ownership of ordinary shares

As at 13 March 2020, there were 37,081 record holders of ordinary shares listed on the LSE (including Citibank as the depositary bank for the ADSs) and 2,181,571,009 of such ordinary shares outstanding. As at that date, to BAT’s knowledge, 293 record holders, representing 0.01% of the ordinary shares listed on the LSE, had a registered address in the US. As at 13 March 2020, there were 770 record holders of ordinary shares listed on the JSE (including PLC Nominees (Proprietary) Limited as the nominee for the dematerialised ordinary shares listed on the JSE) and 274,978,175 of such ordinary shares outstanding. As at such date, to BAT’s knowledge, no record holders of the ordinary shares listed on the JSE had a registered address in the US. As at 13 March 2020, based on information received from Citibank, there were 9,623 record holders of ADSs and 175,445,843 ADSs outstanding. As at that date, based on information received from Citibank, 9,546 record holders, representing 99.91% of ADSs representing ordinary shares, had a registered address in the US.

Security ownership – major shareholders

At 31 December 2019, the following substantial interests (3% or more) in the Company’s ordinary share capital (voting securities) had been notified to the Company in accordance with Section 5.1.2 of the Disclosure Guidance and Transparency Rules (DTRs).

Name	Number of ordinary shares	% of issued share capital[1]

The Capital Group Companies, Inc.[2]	253,543,406	11.05

BlackRock, Inc.	132,891,526	5.79

Notes:

1. The latest percentage of issued share capital excludes treasury shares.

2. Includes 24,494,199 ordinary shares represented by ADRs.

On 6 January 2020, The Capital Group Companies, Inc. notified the Company that on 3 January 2020 its interest had increased to 275,376,579 ordinary shares (12.00% of issued share capital), including 25,941,762 ordinary shares represented by ADRs.

306	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

All shares held by the significant shareholders represent the Company’s ordinary shares. These significant shareholders have no special voting rights compared with other holders of the Company’s ordinary shares.

Additional significant shareholding disclosure

BlackRock, Inc. filed with the SEC a statement on Schedule 13G under the Exchange Act on 7 February 2020 disclosing that as of 31 December 2019 it beneficially owned 170,313,722 ordinary shares representing 7.4% of the Company’s ordinary shares outstanding as of 31 December 2019.

Capital Research Global Investors, a division of Capital Research and Management Company, filed with the SEC an amendment to Schedule 13G under the Exchange Act on 14 February 2020 disclosing that as of 31 December 2019 it beneficially owned 120,959,021 ordinary shares representing 5.2% of the Company’s ordinary shares outstanding as of 31 December 2019. The notifications regarding the holdings by The Capital Group Companies, Inc., listed below, indicate that Capital Research and Management Company is part of a chain of controlled undertakings with The Capital Group Companies, Inc.

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

The Capital Group Companies, Inc. notified the Company on 8 March 2019 that its interest had increased above 11% to 253,390,697 ordinary shares on 7 March 2019.

The Capital Group Companies, Inc. notified the Company on 11 April 2019 that its interest had decreased below 11% to 252,158,534 ordinary shares on 10 April 2019.

The Capital Group Companies, Inc. notified the Company on 15 April 2019 that its interest had increased above 11% to 252,776,216 ordinary shares on 11 April 2019.

The Capital Group Companies, Inc. notified the Company on 16 April 2019 that its interest had decreased below 11% to 251,780,072 ordinary shares on 15 April 2019.

The Capital Group Companies, Inc. notified the Company on 19 November 2019 that its interest had increased above 11% to 253,543,406 ordinary shares on 18 November 2019.

The Capital Group Companies, Inc. notified the Company on 6 January 2020 that its interest had increased above 12% to 275,376,579 ordinary shares on 3 January 2020.

To the extent known by BAT, BAT is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person, severally or jointly. BAT is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Group.

Security ownership of the Board of Directors and the Management Board

The following table presents information regarding the total amount of ordinary shares beneficially owned (outright, by their family or by connected persons) by each current Director of BAT, each member of the Management Board and all Directors and the Management Board as a group, as of 13 March 2020. Unless otherwise indicated, the address for each Director and member of the Management Board listed is: c/o British American Tobacco p.l.c., Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom. The address for Guy Meldrum is Level 30, Three Pacific Place, 1 Queen’s Road East, Hong Kong. The address for Ricardo Oberlander is 401 North Main Street, Winston-Salem, NC 27101, United States of America.

	Number of Ordinary Shares	Percentage of Class[10]
Directors

Richard Burrows	19,000	0.0008

Jack Bowles[1,2,3]	210,577	0.0092

Tadeu Marroco[1,2,3]	61,477	0.0027

Sue Farr	–	–

Jerry Fowden[4]	2,000	0.0001

Dr Marion Helmes	4,500	0.0002

Luc Jobin[4]	45,236	0.0020

Holly Keller Koeppel[4,5]	8,416	0.0004

Savio Kwan	7,185	0.0003

Dimitri Panayotopoulos	3,300	0.0001

Kieran Poynter	5,000	0.0002

BAT Annual Report and Form 20-F 2019	307

Shareholder Information

SHARE CAPITAL AND SECURITY OWNERSHIP

CONTINUED

	Number of Ordinary Shares	Percentage of Class[10]
Management Board

Jerome Abelman[6,7,8]	84,762	0.0037

Marina Bellini[6]	159	0.0000

Luciano Comin[6,7,8]	25,988	0.0011

Alan Davy[6,7,8]	100,117	0.0044

Hae In Kim[6,7,8]	13,607	0.0006

Paul Lageweg[6,7,8,9]	122,124	0.0053

Guy Meldrum[6,7,8]	18,881	0.0008

David O’Reilly[6,7,8]	67,593	0.0029

Ricardo Oberlander[6,7,8]	108,828	0.0047

Johan Vandermeulen[6,7,8]	66,444	0.0029

Kingsley Wheaton[6,7,8]	57,243	0.0025

All Directors and Management Board as a group (22 persons)	1,032,437	0.0450

Notes:

1.

The number of ordinary shares beneficially owned by the Executive Directors include ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. Ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts next to the corresponding Executive Director include the following ordinary shares held in the trust under the SIP: (a) 573 ordinary shares for Mr Bowles, of which 311 have been held for less than three years; (b) 854 ordinary shares for Mr Marroco, of which 351 have been held for less than three years. In all cases, the beneficial owner of ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with his instructions. See footnote (5) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the SIP and the ordinary shares held thereunder.

2.

The number of ordinary shares beneficially owned by the Executive Directors include the following number of options granted under the LTIP that are scheduled to vest and may be exercised within 60 days of 13 March 2020: (a) 18,497 options under the LTIP for Mr Bowles; and (b) 14,755 options under the LTIP for Mr Marroco. Each option is convertible into one ordinary share upon exercise. See footnote (1) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the LTIP.

3.

The number of ordinary shares beneficially owned by the Executive Directors include the following number of awards of restricted ordinary shares granted under the DSBS that are scheduled to vest within 60 days of 13 March 2020: (a) 8,997 ordinary shares for Mr Bowles; (b) 7,177 ordinary shares for Mr Marroco. Until awards of ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable ordinary shares. See footnote (4) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the DSBS.

4.	The ordinary shares beneficially owned by Mr Fowden, Mr Jobin and Ms Koeppel are represented by ADSs, each of which represents one ordinary share.

5.

Ms Koeppel, being a former director of RAI and a participant in the Deferred Compensation Plan for Directors of RAI (DCP), holds DSUs which were granted prior to becoming a Director of BAT. Each DSU entitles the holder to receive a cash payment upon ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs increases on each dividend date by reference to the value of dividends declared on the ADSs underlying the DSUs. Ms Koeppel currently holds 23,333.51 DSUs.

6.

The number of ordinary shares beneficially owned by the members of the Management Board include ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. Ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts next to the corresponding Management Board member include the following ordinary shares held in the trust under the SIP: (a) 705 ordinary shares for Mr Abelman, of which 327 have been held for less than three years; (b) 159 ordinary shares for Ms Bellini, of which 105 have been held for less than three years; (c) 724 ordinary shares for Mr Comin, of which 330 have been held for less than three years; (d) 762 ordinary shares for Mr Davy, of which 350 have been held for less than three years; (e) 263 ordinary shares for Ms Kim, of which 263 have been held for less than three years; (f) 295 ordinary shares for Mr Lageweg, of which 261 have been held for less than three years; (g) 249 ordinary shares for Mr Meldrum, of which 249 have been held for less than three years; (h) 1,994 ordinary shares for Dr O’Reilly, of which 540 have been held for less than three years; (i) 619 ordinary shares for Mr Oberlander, of which 316 have been held for less than three years; (j) 701 ordinary shares for Mr Vandermeulen, of which 323 have been held for less than three years; and (k) 911 ordinary shares for Mr Wheaton, of which 373 have been held for less than three years. In all cases, the beneficial owner of ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with their instructions. See footnote (5) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the SIP and the ordinary shares held thereunder.

7.

The number of ordinary shares beneficially owned by the members of the Management Board include the following number of options granted under the LTIP that are scheduled to vest and may be exercised within 60 days of 13 March 2020: (a) 13,688 options under the LTIP for Mr Abelman; (b) 5,229 options under the LTIP for Mr Comin; (c) 13,350 options under the LTIP for Mr Davy; (d) 2,802 options under the LTIP for Ms Kim; (e) 25,205 options under the LTIP for Mr Lageweg; (f) 5,633 options under the LTIP for Mr Meldrum; (g) 12,354 options under the LTIP for Mr O’Reilly; (h) 15,375 options under the LTIP for Mr Oberlander; (i) 14,815 options under the LTIP for Mr Vandermeulen; (j) 14,946 options under the LTIP for Mr Wheaton. Each option is convertible into one ordinary share upon exercise. See footnote (1) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the LTIP.

8.

The number of ordinary shares beneficially owned by the members of the Management Board include the following number of awards of restricted ordinary shares granted under the DSBS that are scheduled to vest within 60 days of 13 March 2020: (a) 6,658 ordinary shares for Mr Abelman; (b) 2,866 ordinary shares for Mr Comin; (c) 6,493 ordinary shares for Mr Davy; (d) 1,373 ordinary shares for Ms Kim; (e) 3,048 ordinary shares for Mr Lageweg; (f) 2,751 ordinary shares for Mr Meldrum; (g) 6,009 ordinary shares for Dr O’Reilly; (h) 7,478 ordinary shares for Mr Oberlander; (i) 7,206 ordinary shares for Mr Vandermeulen; and (j) 7,270 ordinary shares for Mr Wheaton. Until awards of ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable ordinary shares. See footnote (4) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the DSBS.

9.	The number of ordinary shares beneficially owned by Mr Lageweg includes 83,416 ADSs, each of which represents one ordinary share.

10.

The information in this column is based on 2,294,183,992 ordinary shares outstanding (excluding treasury shares) as of 13 March 2020. Any securities not outstanding subject to options, warrants, rights or conversion privileges that give the beneficial owner the right to acquire the securities within 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

308	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board

The following table presents information regarding the options and the restricted share awards held by the Directors and the Management Board as of 13 March 2020. The following Directors (being the Chairman and the Non-Executive Directors) have not been granted share-based Awards or Options-based Awards over ordinary shares: Mr Burrows, Ms Farr, Mr Fowden, Dr Helmes, Mr Jobin, Ms Koeppel, Mr Kwan, Mr Panayotopoulos and Mr Poynter.

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Directors

Jack Bowles

LTIP[1]	26,463	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	43,785	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	176,532	28 Mar 2019	0.00	33.28	–	28 Mar 2024 – 27 Mar 2029

Total Options[3]	246,780

DSBS[4]	–	27 Mar 2017	–	–	8,997	27 Mar 2020

	–	26 Mar 2018	–	–	12,064	26 Mar 2021

	–	28 Mar 2019	–	–	26,192	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	6	4 May 2020

	–	28 Sep 2017	–	–	3	28 Sep 2020

	–	8 Feb 2018	–	–	3	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	3	9 May 2021

	–	8 Aug 2018	–	–	4	8 Aug 2021

	–	15 Nov 2018	–	–	6	15 Nov 2021

	–	7 Feb 2019	–	–	7	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	6	8 May 2022

	–	8 Aug 2019	–	–	8	8 Aug 2022

	–	14 Nov 2019	–	–	9	14 Nov 2022

	–	6 Feb 2020	–	–	7	6 Feb 2023

Total Restricted Share Awards[6]					47,564

BAT Annual Report and Form 20-F 2019	309

Shareholder Information

SHARE CAPITAL AND SECURITY OWNERSHIP

CONTINUED

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Tadeu Marroco

LTIP[1]	21,109	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	28,248	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	36,057	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	495	23 Mar 2015	30.26	37.82	–	1 May 2020 – 31 Oct 2020

	266	28 Mar 2018	33.76	42.20	–	1 May 2021 – 31 Oct 2021

Total Options[3]	86,175

DSBS[4]	–	27 Mar 2017	–	–	7,177	27 Mar 2020

	–	26 Mar 2018	–	–	7,783	26 Mar 2021

	–	28 Mar 2019	–	–	13,233	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	8	4 May 2020

	–	28 Sep 2017	–	–	6	28 Sep 2020

	–	8 Feb 2018	–	–	4	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	6	9 May 2021

	–	8 Aug 2018	–	–	7	8 Aug 2021

	–	15 Nov 2018	–	–	10	15 Nov 2021

	–	7 Feb 2019	–	–	11	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	11	8 May 2022

	–	8 Aug 2019	–	–	13	8 Aug 2022

	–	14 Nov 2019	–	–	14	14 Nov 2022

	–	6 Feb 2020	–	–	12	6 Feb 2023

Total Restricted Share Awards[6]					28,544

310	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Management Board

Jerome Abelman

LTIP[1]	19,583	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	32,100	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	37,560	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	991	23 Mar 2015	30.26	37.82	–	1 May 2020 – 31 Oct 2020

Total Options[3]	90,234

DSBS[4]	–	27 Mar 2017	–	–	6,658	27 Mar 2020

	–	26 Mar 2018	–	–	8,844	26 Mar 2021

	–	28 Mar 2019	–	–	13,785	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	5	4 May 2020

	–	28 Sep 2017	–	–	4	28 Sep 2020

	–	8 Feb 2018	–	–	3	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	4	9 May 2021

	–	8 Aug 2018	–	–	5	8 Aug 2021

	–	15 Nov 2018	–	–	8	15 Nov 2021

	–	7 Feb 2019	–	–	9	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	9	8 May 2022

	–	8 Aug 2019	–	–	10	8 Aug 2022

	–	14 Nov 2019	–	–	11	14 Nov 2022

	–	6 Feb 2020	–	–	10	6 Feb 2023

Total Restricted Share Awards[6]					29,614

Marina Bellini

LTIP[1]	29,296	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	785	28 Mar 2019	22.91	28.63	–	1 May 2022 – 31 Oct 2022

Total Options[3]	30,081

DSBS[4]	–	28 Mar 2019	–	–	5,525	28 Mar 2022

SIP[5]	–	1 Apr 2019	–	–	99	1 Apr 2022

	–	8 Aug 2019	–	–	1	8 Aug 2022

	–	14 Nov 2019	–	–	3	14 Nov 2022

	–	6 Feb 2020	–	–	2	6 Feb 2023

Total Restricted Share Awards[6]					5,630

BAT Annual Report and Form 20-F 2019	311

Shareholder Information

SHARE CAPITAL AND SECURITY OWNERSHIP

CONTINUED

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Luciano Comin

LTIP[1]	7,482	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	10,313	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	31,550	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	533	28 Mar 2018	33.76	42.20	–	1 May 2021 – 31 Oct 2021

Total Options[3]	49,878

DSBS[4]	–	27 Mar 2017	–	–	2,866	27 Mar 2020

	–	26 Mar 2018	–	–	3,464	26 Mar 2021

	–	28 Mar 2019	–	–	5,084	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	5	4 May 2020

	–	28 Sep 2017	–	–	4	28 Sep 2020

	–	8 Feb 2018	–	–	3	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	5	9 May 2021

	–	8 Aug 2018	–	–	5	8 Aug 2021

	–	15 Nov 2018	–	–	9	15 Nov 2021

	–	7 Feb 2019	–	–	8	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	9	8 May 2022

	–	8 Aug 2019	–	–	11	8 Aug 2022

	–	14 Nov 2019	–	–	12	14 Nov 2022

	–	6 Feb 2020	–	–	10	6 Feb 2023

Total Restricted Share Awards[6]					11,744

Alan Davy

LTIP[1]	19,099	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	26,579	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	33,804	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	221	24 Mar 2017	40.56	50.70	–	1 May 2020 – 31 Oct 2020

Total Options[3]	79,703

DSBS[4]	–	27 Mar 2017	–	–	6,493	27 Mar 2020

	–	26 Mar 2018	–	–	7,323	26 Mar 2021

	–	28 Mar 2019	–	–	12,406	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	10	4 May 2020

	–	28 Sep 2017	–	–	6	28 Sep 2020

	–	8 Feb 2018	–	–	4	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	7	9 May 2021

	–	8 Aug 2018	–	–	7	8 Aug 2021

	–	15 Nov 2018	–	–	9	15 Nov 2021

	–	7 Feb 2019	–	–	11	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	11	8 May 2022

	–	8 Aug 2019	–	–	12	8 Aug 2022

	–	14 Nov 2019	–	–	13	14 Nov 2022

	–	6 Feb 2020	–	–	11	6 Feb 2023

Total Restricted Share Awards[6]					26,572

312	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Hae In Kim

LTIP[1]	4,010	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	6,497	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	30,048	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	533	28 Mar 2018	33.76	42.20	–	1 May 2021 – 31 Oct 2021

Total Options[3]	41,088

DSBS[4]	–	27 Mar 2017	–	–	1,373	27 Mar 2020

	–	26 Mar 2018	–	–	1,863	26 Mar 2021

	–	28 Mar 2019	–	–	3,798	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	15 Nov 2018	–	–	2	15 Nov 2021

	–	7 Feb 2019	–	–	1	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	1	8 May 2022

	–	8 Aug 2019	–	–	3	8 Aug 2022

	–	14 Nov 2019	–	–	4	14 Nov 2022

	–	6 Feb 2020	–	–	3	6 Feb 2023

Total Restricted Share Awards[6]					7,297

Paul Lageweg

LTIP[1]	4,540	28 Mar 2014	0.00	32.58	–	28 Mar 2017 – 27 Mar 2024

	8,954	27 Mar 2015	0.00	36.25	–	27 Mar 2018 – 26 Mar 2025

	5,956	12 May 2016	0.00	42.34	–	12 May 2019 – 11 May 2026

	8,234	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	11,471	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	29,296	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	1,309	28 Mar 2019	22.91	28.63	–	1 May 2024 – 31 Oct 2024

Total Options[3]	69,760

DSBS[4]	–	27 Mar 2017	–	–	3,048	27 Mar 2020

	–	26 Mar 2018	–	–	2,039	26 Mar 2021

	–	28 Mar 2019	–	–	5,265	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	1	4 May 2020

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	1	9 May 2021

	–	15 Nov 2018	–	–	1	15 Nov 2021

	–	7 Feb 2019	–	–	1	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	1	8 May 2022

	–	8 Aug 2019	–	–	2	8 Aug 2022

	–	14 Nov 2019	–	–	3	14 Nov 2022

	–	6 Feb 2020	–	–	2	6 Feb 2023

Total Restricted Share Awards[6]					10,613

BAT Annual Report and Form 20-F 2019	313

Shareholder Information

SHARE CAPITAL AND SECURITY OWNERSHIP

CONTINUED

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Guy Meldrum

LTIP[1]	8,059	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	11,066	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	31,550	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Total Options[3]	50,675

DSBS[4]	–	27 Mar 2017	–	–	2,751	27 Mar 2020

	–	26 Mar 2018	–	–	3,796	26 Mar 2021

	–	28 Mar 2019	–	–	5,651	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	1 Apr 2019	–	–	112	1 Apr 2022

Total Restricted Share Awards[6]					12,447

Dr David O’Reilly

LTIP[1]	17,674	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	24,364	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	30,048	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Total Options[3]	72,086

DSBS[4]	–	27 Mar 2017	–	–	6,009	27 Mar 2020

	–	26 Mar 2018	–	–	6,713	26 Mar 2021

	–	28 Mar 2019	–	–	11,028	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	32	4 May 2020

	–	28 Sep 2017	–	–	19	28 Sep 2020

	–	8 Feb 2018	–	–	15	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	21	9 May 2021

	–	8 Aug 2018	–	–	19	8 Aug 2021

	–	15 Nov 2018	–	–	29	15 Nov 2021

	–	7 Feb 2019	–	–	31	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	31	8 May 2022

	–	8 Aug 2019	–	–	32	8 Aug 2022

	–	14 Nov 2019	–	–	33	14 Nov 2022

	–	6 Feb 2020	–	–	29	6 Feb 2023

Total Restricted Share Awards[6]					24,290

314	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Ricardo Oberlander

LTIP[1]	21,996	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	38,520	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	45,072	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	495	23 Mar 2015	30.26	37.82	–	1 May 2020 – 31 Oct 2020

Total Options[3]	106,083

DSBS[4]	–	27 Mar 2017	–	–	7,478	27 Mar 2020

	–	26 Mar 2018	–	–	8,438	26 Mar 2021

	–	28 Mar 2019	–	–	16,542	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	7	4 May 2020

	–	28 Sep 2017	–	–	5	28 Sep 2020

	–	8 Feb 2018	–	–	3	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	6	9 May 2021

	–	8 Aug 2018	–	–	4	8 Aug 2021

	–	15 Nov 2018	–	–	7	15 Nov 2021

	–	7 Feb 2019	–	–	7	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	7	8 May 2022

	–	8 Aug 2019	–	–	7	8 Aug 2022

	–	14 Nov 2019	–	–	8	14 Nov 2022

	–	6 Feb 2020	–	–	6	6 Feb 2023

Total Restricted Share Awards[6]					32,774

Johan Vandermeulen

LTIP[1]	21,195	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	30,335	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	39,438	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	991	23 Mar 2015	30.26	37.82	–	1 May 2020 – 31 Oct 2020

Total Options[3]	91,959

DSBS[4]	–	27 Mar 2017	–	–	7,206	27 Mar 2020

	–	26 Mar 2018	–	–	8,358	26 Mar 2021

	–	28 Mar 2019	–	–	13,785	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	4	4 May 2020

	–	28 Sep 2017	–	–	4	28 Sep 2020

	–	8 Feb 2018	–	–	3	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	4	9 May 2021

	–	8 Aug 2018	–	–	5	8 Aug 2021

	–	15 Nov 2018	–	–	7	15 Nov 2021

	–	7 Feb 2019	–	–	8	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	8	8 May 2022

	–	8 Aug 2019	–	–	10	8 Aug 2022

	–	14 Nov 2019	–	–	11	14 Nov 2022

	–	6 Feb 2020	–	–	10	6 Feb 2023

Total Restricted Share Awards[6]					29,672

BAT Annual Report and Form 20-F 2019	315

Shareholder Information

SHARE CAPITAL AND SECURITY OWNERSHIP

CONTINUED

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Kingsley Wheaton

LTIP[1]	21,382	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	32,100	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	43,194	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

Sharesave[2]	1,309	28 Mar 2019	22.91	28.63	–	1 May 2024 – 31 Oct 2024

Total Options[3]	97,985

DSBS[4]	–	27 Mar 2017	–	–	7,270	27 Mar 2020

	–	26 Mar 2018	–	–	8,358	26 Mar 2021

	–	28 Mar 2019	–	–	13,785	28 Mar 2022

SIP[5]	–	3 Apr 2017	–	–	67	3 Apr 2020

	–	4 May 2017	–	–	12	4 May 2020

	–	28 Sep 2017	–	–	8	28 Sep 2020

	–	8 Feb 2018	–	–	6	8 Feb 2021

	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	8	9 May 2021

	–	8 Aug 2018	–	–	8	8 Aug 2021

	–	15 Nov 2018	–	–	13	15 Nov 2021

	–	7 Feb 2019	–	–	13	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	13	8 May 2022

	–	8 Aug 2019	–	–	14	8 Aug 2022

	–	14 Nov 2019	–	–	16	14 Nov 2022

	–	6 Feb 2020	–	–	13	6 Feb 2023

Total Restricted Share Awards[6]					29,786

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

316	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

ARTICLES OF

ASSOCIATION

The Company is incorporated under the name of British American Tobacco p.l.c. and is registered in England and Wales under registered number 3407696. Under the Companies Act 2006 (Companies Act), the Company’s objects are unrestricted. The following descriptions summarise certain provisions of the Company’s current Articles of Association (Articles) (as adopted by special resolution at the AGM on 28 April 2010), applicable English and Welsh law and the Companies Act. This summary is qualified in its entirety by reference to the Companies Act and the Articles, available on bat.com. The Articles may be altered or added to, or completely new articles may be adopted by, a special resolution of the shareholders of the Company, subject to the provisions of the Companies Act.

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

BAT Annual Report and Form 20-F 2019	317

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

– the Articles govern the minimum number of Directors who must be subject to retirement at each AGM and who may seek re-election

– notwithstanding the Articles, all of the Directors of the Company will be subject to re-election at the forthcoming AGM to be held on 30 April 2020 in accordance with the UK Corporate Governance Code

– fees for Non-Executive Directors and the Chairman are determined by the Directors but cannot currently exceed in aggregate an annual sum of £2,500,000, unless determined otherwise by ordinary resolution of the shareholders

– the remuneration of the Executive Directors is determined by the Remuneration Committee, which comprises independent Non-Executive Directors

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

– the Directors may also issue debentures, debenture stock and other securities

318	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Additional disclosures

Disclosure of ownership of shares
There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation.

Director retirement
There is no requirement for a director to retire on reaching any age.

Sinking Funds
There is no sinking fund provision in the Articles applicable to the Company’s ordinary shares.

Limitations on voting and shareholding
There are no limitations under the Articles restricting the right of non-resident or foreign owners to hold or vote ordinary shares in the Company.

Distribution of assets on a winding up
If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

Anti-takeover devices and change of control
There are no provisions in the Articles that would have the effect of delaying, deferring or preventing a takeover, or change of control, of the Company. Under English law, the Company’s directors have a fiduciary duty to take only those actions that are in the interests of the Company and any anti-takeover devices employed by the directors in the future, if any, must accordingly be in the interests of the Company. The Company is also subject to the City Code on Takeovers and Mergers (the “City Code”), which governs the conduct of mergers and takeovers in the UK. Any takeover of the Company would have to be in accordance with the City Code.

BAT Annual Report and Form 20-F 2019	319

Shareholder Information

PURCHASES

OF SHARES

Renewal of authority for Company to purchase own shares
Current authority to purchase shares	– this authority (granted at the 2019 AGM) will expire at the 2020 AGM; the share buy-back programme was suspended with effect from 30 July 2014; and

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

–  in the absence of the necessary practical arrangements, the proposed authority has not been extended to enable BAT to purchase its own ordinary shares on the JSE in South Africa or the NYSE in the form of ADSs; and

– further details are set out in the Notice of Annual General Meeting 2020 which is made available to all shareholders and is published on bat.com.
Treasury shares

–  in accordance with the Company’s policy, any repurchased shares are expected to be held as treasury shares; at 31 December 2019, the number of treasury shares was 162,645,590 (2018: 162,645,590); no dividends are paid on treasury shares; treasury shares have no voting rights; and treasury shares may be resold at a later date.

Purchases of equity securities by the issuer and affiliated purchasers

At the AGM on 25 April 2019, authorisation was given to the Company to repurchase up to 229.3 million ordinary shares for the period until the next AGM in 2020. This authorisation is renewed annually at the AGM. No ordinary shares were repurchased by the Company during 2019. The following table provides details of ordinary share purchases made by the trustees of employee share ownership plans (ESOPs) and other purchases of ordinary shares and ADSs made to satisfy the commitments to deliver shares under certain employee share-based payment plans.

	Total number of ordinary shares purchased by ESOPs or certain employee share-based plans		Average price paid per ordinary share £	Total number of ADSs purchased by ESOPs or certain employee share-based plans	Average price paid per ADS US$	Total number of ordinary shares purchased as part of a publicly announced plan[1]	Maximum number of shares that may yet be purchased as part of a publicly announced plan[1]
2019

2 January	4,041		24.890000	–	–	–	–

6 February	3,608		27.760000	–	–	–	–
6 March	3,296		29.990000	–	–	–	–

29 March–2 April	2,900,000		31.944600	–	–	–	–
1 April	233,150		31.599204	–	–	–	–
3 April	3,078		31.200000	–	–	–	–
3 April	2,205	*	31.350000	–	–	–	–
3 April	26,658		31.109000	–	–	–	–

25 April	63,067		30.270000	–	–	–	–

1 May	3,407		29.870000	–	–	–	–

5 June	3,640		28.475000	–	–	–	–

3 July	3,340		29.750000	–	–	–	–

7 August	3,271		29.750000	–	–	–	–

4 September	3,228		29.395000	–	–	–	–

2 October	3,224		29.750000	–	–	–	–

6 November	3,355		28.295000	–	–	–	–

4 December	3,103		29.740000	–	–	–	–
	3,265,671		29.713988	–	–	–	–

Notes:

1.	There was no publicly announced plan for BAT to purchase its own ordinary shares or ADSs during the year ended 31 December 2019.

2.

All the purchases of ordinary shares and/or ADSs were made on open market transactions except for the purchase marked * which was made by way of an arm’s-length private treaty arrangement between BAT and the relevant trustee.

320	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

GROUP

EMPLOYEE TRUST

The British American Tobacco Group Employee Trust (BATGET)
Function	– used to satisfy the vesting and exercise of awards of ordinary shares under the BAT Deferred Share Bonus Scheme and Long-Term Incentive Plans; and

– a committee of senior management reporting to the Board’s Share Schemes Committee monitors the number of ordinary shares held in BATGET to satisfy outstanding awards.
Funding	– funded by interest-free loan facilities from the Company totalling £1 billion;

– this enables BATGET to facilitate the purchase of ordinary shares to satisfy the future vesting or exercise of options and awards;

– loan to BATGET: £788.24 million at 31 December 2019 (2018: £681.43 million);

–  the loan is either repaid from the proceeds of the exercise of options or, in the case of ordinary shares acquired by BATGET to satisfy the vesting and exercise of awards, the Company will subsequently waive the loan provided over the life of the awards; and

– if any options lapse, ordinary shares may be sold by BATGET to cover the loan repayment.

		1 Jan 2019	31 Dec 2019
Ordinary shares	Number of ordinary shares	7,312,975	8,049,187

held in BATGET	Market value of ordinary shares	£182.8m	£260.1m

	% of issued share capital of Company	0.30	0.33
Dividends paid in 2019	– BATGET currently waives dividends on the ordinary shares held by it; and – quarterly interim dividends 2019: £15.67 million across 2019.
Voting rights	– the trustee does not exercise any voting rights while ordinary shares are held in BATGET; and

	– share scheme participants may exercise the voting rights attaching to those ordinary shares once the ordinary shares have been transferred out of BATGET.

Notes:

1.	Company share – based payment arrangements: details of the material equity share-based and cash-settled share-based arrangements are set out in note 24 in the Notes on the Accounts.

2.	The values of ordinary shares shown are based on the closing mid-market share price on 31 December 2019: 3,232p (31 December 2018: 2,500p).

3.

In addition to the ordinary shares held in BATGET, the trust held the following American Depositary Shares (ADSs) which relate to the vesting and exercise of certain employee stock awards formerly granted by RAI over RAI common stock and which were assumed by BAT to be satisfied by the delivery of ADSs following the merger with RAI on 25 July 2017.

	1 Jan 2019	31 Dec 2019

Number of ADSs	75,267	15,197

Market value of ADSs(a)	US$2.4m	US$0.6m

% of issued share capital	0.003	0.0006

Note:

(a)	The value of the ADSs shown is based on the closing price of ADSs on 31 December 2019 of US$42.46.

BAT Annual Report and Form 20-F 2019	321

Shareholder Information

AMERICAN

DEPOSITARY SHARES

Fees and charges payable by ADS holders

Citibank, N.A. (Citibank) was appointed as the depositary bank (the ‘Depositary’) for BAT’s ADS programme pursuant to the Amended and Restated Deposit Agreement dated 1 December 2008 and amended as of 14 February 2017 and 14 June 2017 between BAT, the Depositary and the owners and holders of ADSs (the ‘Deposit Agreement’). Citibank was reappointed as the Depositary pursuant to the Second Amended and Restated Deposit Agreement dated 26 November 2018 (the ‘Restated Deposit Agreement’).

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

Contact details for Citibank Shareholder Services are on page 323.

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

Fees and payments made by the Depositary to BAT

Under the terms of the contractual arrangements set out in the separate agreement between BAT and the Depositary referred to above, BAT received a total of approximately US$4.4 million from the Depositary, comprising fees charged in respect of dividends and a fixed contribution to BAT’s ADS programme administration costs for the year ended 31 December 2019.

In 2019, these programme administration costs principally included those associated with AGM proxy mailings, exchange listing and regulatory fees, foreign private issuer analysis, legal fees, share registration fees and other expenses incurred by BAT in relation to the ADS programme.

Under these contractual arrangements, the Depositary has also agreed to waive certain standard fees associated with the administration of the ADS programme.

322	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

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

www.computershare.com/dealing/uk

Go online or telephone 0370 703 0084 (UK) to buy or sell British American Tobacco shares traded on the London Stock Exchange. Before you can trade, you will need to register for this service. Please go to www.computershare.trade/cert_faqs.html for a list of permitted domiciles.

South Africa Registrar

Computershare Investor Services Proprietary Limited

Private Bag X9000, Saxonwold, 2132, South Africa

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

Documents on Display and Publications

This Annual Report and Form 20-F 2019 is available online at bat.com/annualreport. Copies of current and past Annual Reports are available on request. Highlights from these publications can be produced in alternative formats such as Braille, audio tape and large print. Documents referred to in this Annual Report and Form 20-F 2019 do not form part of this Annual Report unless specifically incorporated by reference.

Contact:

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

email: bat@team365.co.uk

Holders of shares held on the South Africa register can contact the Company’s Representative office in South Africa using the contact details shown at the end of this Annual Report and Form 20-F 2019.

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

Individual Savings Accounts (ISAs)

A British American Tobacco sponsored ISA – contact:

The Share Centre

PO Box 2000, Aylesbury, Bucks HP21 8ZB

tel: 0800 800 008; +44 1296 414 141

email enquiries: services@share.co.uk

website: www.share.com

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

Calendar 2020

Thu 30 April at 11:30am

Annual General Meeting

Globe House, 4 Temple Place, London WC2R 2PG.
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

Fri 31 July	Half-Year Report

BAT Annual Report and Form 20-F 2019	323

Shareholder Information

EXHIBITS

The following documents are filed in the SEC EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website, www.sec.gov:

Exhibit Number	Description

1	Articles of Association of British American Tobacco p.l.c.[1]

2.1	Second Amended and Restated Deposit Agreement, dated as of 26 November 2018, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder.[2]

2.2	Indenture, dated as of 15 August 2017, among British American Tobacco p.l.c. and certain of its subsidiaries as guarantors, and Wilmington Trust, National Association, as Trustee.[3]

2.3	Supplemental Indenture No. 1, dated as of 28 September 2018, among British American Tobacco p.l.c. and certain of its subsidiaries as guarantors, and Wilmington Trust, National Association, as Trustee.[4]

2.4	Indenture, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as trustee, authentication agent, transfer agent, registrar, calculation agent and initial paying agent.[5]

2.5	Supplemental Indenture No. 1, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[6]

2.6	Supplemental Indenture No. 2, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[7]

2.7	Supplemental Indenture No. 3, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[8]

2.8	Supplemental Indenture No. 4, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[9]

2.9	Thirty-first Supplemental Trust Deed, dated 1 May 2019, by and among B.A.T. International Finance p.l.c., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c., further modifying the Trust Deed, dated as of 6 July 1998 (as previously modified and restated) relating to the US$3,000,000,000 (now £25,000,000,000) Euro Medium Term Note Programme.[10]

2.10	Description of Securities registered under Section 12 of the Exchange Act.

4.1	Term loan facilities agreement, dated as of 16 January 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as US agent and the lenders and financial institutions party thereto.[11]

4.2	Revolving credit facilities agreement, dated as of 20 January 2017, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as US agent and US$ swingline agent, and the banks and financial institutions party thereto.[12]

4.3	Rules of the British American Tobacco 2007 Long-Term Incentive Plan.[13]

4.4	Rules of the British American Tobacco 2016 Long-Term Incentive Plan (Amended and Restated as of 25 February 2020)

4.5	British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.[14]

4.6	Annex to British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.[15]

4.7	British American Tobacco p.l.c. 2019 Deferred Annual Share Bonus Scheme.[16]

4.8	Rules of the British American Tobacco Restricted Share Plan.[17]

4.9	Deferred Compensation Plan for Directors of Reynolds American Inc. (Amended and Restated Effective 30 November 2007).[18]

4.10	Service Contract between British American Tobacco p.l.c. and Nicandro Durante, dated as of 10 December 2010.[19]

4.11	Service Contract between British American Tobacco p.l.c. and John Benedict Stevens, dated as of 26 March 2008.[20]

4.12	Service Contract between British American Tobacco p.l.c. and Jack Bowles, dated as of 11 December 2018.[21]

4.13	Letter Agreement between British American Tobacco p.l.c. and John Benedict Stevens, dated as of 23 July 2010.[22]

4.14	Service Contract between British American Tobacco p.l.c. and Tadeu Marroco, dated as of 27 February 2019.

4.15	Master Settlement Agreement, referred to as the MSA, dated 23 November 1998, between the Settling States named in the MSA and the Participating Manufacturers also named therein.[23]

4.16	Settlement Agreement dated 25 August 1997, between the State of Florida and settling defendants in The State of Florida v. American Tobacco Co.[24]

4.17	Comprehensive Settlement Agreement and Release dated 16 January 1998, between the State of Texas and settling defendants in The State of Texas v. American Tobacco Co.[25]

4.18	Settlement Agreement and Release in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998.[26]

4.19	Settlement Agreement and Stipulation for Entry of Consent Judgment in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998.[27]

4.20	Form of Consent Judgment by Judge Kenneth J. Fitzpatrick, Judge of District Court in re: The State of Minnesota v. Philip Morris, Inc.[28]

324	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

Exhibit Number	Description

4.21	Stipulation of Amendment to Settlement Agreement and for Entry of Agreed Order dated 2 July 1998, by and among the Mississippi Defendants, Mississippi and the Mississippi Counsel in connection with the Mississippi Action.[29]

4.22	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 24 July 1998, by and among the Texas Defendants, Texas and the Texas Counsel in connection with the Texas Action.[30]

4.23	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 11 September 1998, by and among the State of Florida and the tobacco companies named therein.[31]

4.24	Term Sheet agreed to by R. J. Reynolds Tobacco Company, an indirect subsidiary of Reynolds American Inc., certain other Participating Manufacturers, 17 states, the District of Columbia and Puerto Rico.[32]

4.25	Revolving credit facilities agreement, dated as of 12 March 2020, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as US agent and US$ swingline agent, and the banks and financial institutions party thereto.

8	List of Subsidiaries included on pages 237 to 246 in this report.

11	Code of Ethics.[33]

12	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.[34]

15	Consent of KPMG LLP, independent registered public accounting firm

101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically).

Notes:

1.	Incorporated by reference to Exhibit 3.1 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

2.	Incorporated by reference to Exhibit 4.1 to BAT’s Registration Statement on Form S-8 (Reg. No. 333-237186) filed on 16 March 2020.

3.	Incorporated by reference to Exhibit 2.4 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2017 filed on 15 March 2018.

4.	Incorporated by reference to Exhibit 4.2 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-227658) filed on 2 October 2018.

5.	Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

6.	Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

7.	Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

8.	Incorporated by reference to Exhibit 4.4 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

9.	Incorporated by reference to Exhibit 4.5 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

10.	Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form F-3 filed on 17 July 2019.

11.	Incorporated by reference to BAT’s Amendment No. 4 to Schedule 13D filed on 17 January 2017.

12.

Incorporated by reference to Exhibit 4.5 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017, and replaced by the revolving credit facilities agreement, dated as of 12 March 2020, included in Exhibit 4.25 hereto.

13.	Incorporated by reference to Exhibit 10.6 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

14.	Incorporated by reference to Exhibit 10.8 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

15.	Incorporated by reference to Exhibit 4.6 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2018 filed on 15 March 2019.

16.	Incorporated by reference to Exhibit 4.7 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2018 filed on 15 March 2019.

17.	Incorporated by reference to Exhibit 4.2 to BAT’s Registration Statement on Form S-8 (Reg. No. 333-237186) filed on 16 March 2020.

18.	Incorporated by reference to Exhibit 10.43 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended 31 December 2007 filed on 27 February 2008.

19.	Incorporated by reference to Exhibit 10.9 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

20.	Incorporated by reference to Exhibit 10.10 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

21.	Incorporated by reference to Exhibit 4.11 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2018 filed on 15 March 2019.

22.	Incorporated by reference to Exhibit 10.11 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

23.	Incorporated by reference to Exhibit 4 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 24 November 1998.

24.	Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 5 September 1997.

25.	Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 27 January 1998.

26.	Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

27.	Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

28.	Incorporated by reference to Exhibit 99.3 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

29.	Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.

30.	Incorporated by reference to Exhibit 99.4 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.

31.	Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 September 1998 filed on 12 November 1998.

32.	Incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated 18 March 2013.

33.	Incorporated by reference to Exhibit 11 to to BAT’s Annual Report on Form 20-F for the year ended 31 December 2017 filed on 15 March 2018.

34.	These certifications are furnished only and are not filed as part of BAT’s Annual Report on Form 20-F for the year ended 31 December 2019.

Certain instruments which define the rights of holders of long-term debt issued by BAT and its subsidiaries are not being filed because the total amount of securities authorised under each such instrument does not exceed 10% of the total consolidated assets of BAT and its subsidiaries. BAT agrees to furnish copies of any or all such instruments to the SEC on request.

BAT Annual Report and Form 20-F 2019	325

Other Information

GLOSSARY

ADR	American Depositary Receipt

ADS	American Depositary Share – 1 ADS is equivalent to 1 BAT ordinary share

AGM	Annual General Meeting

AmSSA	Americas (excluding US) and Sub-Saharan Africa

APFO	Adjusted profit from operations

APME	Asia-Pacific and Middle East

BATGET	British American Tobacco Group Employee Trust

bps	Basis points

CC	Constant currency

CGFO	Cash generated from operations

CO2 e	Carbon dioxide equivalent

Code	UK Corporate Governance Code 2018

CSR	Corporate Social Responsibility

DSBS	Deferred share bonus scheme

EMTN	European Medium Term Notes

ENA	Europe and North Africa

EPS	Earnings per share

ESG	Environmental, Social and Governance

EU	European Union

FII GLO	Franked Investment Income Group Litigation Order

FCTC	Framework Convention on Tobacco Control

FMCG	Fast Moving Consumer Goods

GAAP	Generally Accepted Accounting Practice

GDB	Global Drive Brands, being Kent, Dunhill, Pall Mall, Lucky Strike and Rothmans

GDPR	EU General Data Protection Regulation

GDSB	Global Drive and Key Strategic Brands, being the GDBs, plus Shuang Xi and State Express 555

GJ	Gigajoules (of energy use)

IASB	International Accounting Standards Board

IEIS	International Executive Incentive Scheme

IFRS	International Financial Reporting Standards as issued by the IASB and as adopted by the EU

ISA	International Standards on Auditing

JSE	Johannesburg Stock Exchange

KPI	Key performance indicator

LIBOR	London Interbank Offered Rate

LSE	London Stock Exchange

LR	Listing rules

LTIP	Long-Term Incentive Plan

MCE	Million cigarettes equivalent

MSA	Master Settlement Agreement

NGP	Next Generation Product

NTO	Net turnover or revenue

NYSE	New York Stock Exchange

OCF	Operating cash flow

OECD	Organisation for Economic Co-operation and Development

OTP	Other tobacco products, including but not limited to roll-your-own, make-your-own and cigars

Parker Report	The Parker Review Committee’s final report on ethnic diversity in UK boards published on 12 October 2017

PCAOB	Public Company Accounting Oversight Board

RAI	Reynolds American Inc.

RAI Companies	Reynolds American Inc. group of companies

SAFL	Sustainable Agriculture and Farmer Livelihoods

SEC	United States Securities and Exchange Commission

SIP	Share incentive plan

SoBC	Group Standards of Business Conduct

SOx	United States Sarbanes-Oxley Act of 2002

SRS	Share reward scheme

TaO	Programme to implement the new operating model, including one instance of SAP

TCFD	Taskforce on Climate-related Financial Disclosures

TDR	TDR d.o.o

THP	Tobacco heating products

TPD1	European Tobacco Products Directive (directive 2001/37/EC)

TPD2	European Tobacco and Related Products Directive (directive 2014/40/EU)

TSR	Total shareholder return

US	United States of America

UURBS	Unfunded unapproved retirement benefit scheme

WHO	World Health Organisation

326	BAT Annual Report and Form 20-F 2019

Strategic Report	Governance	Financial Statements	Other Information

CROSS-REFERENCE

TO FORM 20-F

Item		Form 20-F caption	Location in this document

1		Identity of Directors, Senior Management and Advisers	N/A

2		Offer Statistics and Expected Timetable	N/A

3		Key Information

	A	Selected financial data	256

	B	Capitalisation and indebtedness	N/A

	C	Reasons for the offer and use of proceeds	N/A

	D	Risk factors	58-62, 272-286, Subsequent Events page »

4		Information on the Company

	A	History and development of the Company	48-49, 145-146, 157-158, 185-186, 255, 269, 323, inside back cover

	B	Business overview	3-42, 44, 52-57, 136-139, 255, 287-290, 292, 296

	C	Organisational structure	237-246, 255

	D	Property, plants and equipment	156-157, 294

4a		Unresolved staff comments	N/A

5		Operating and Financial Review and Prospects

	A	Operating results	17-21, 34-37, 39, 43-47, 50, 51, 61, 131, 159, 166-168, 180-184, 268, 269, 287-290

	B	Liquidity and capital resources	48-50, 129, 169, 175-178, 180-184, 266, 269-270, 283

	C	Research and development, patent and licences	2-10, 14-15, 44, 141, 255

	D	Trend information	2-42, 58-62, 287-290, Subsequent Events page »

	E	Off-balance sheet arrangements	51, 211, 213, 270

	F	Tabular disclosure of contractual commitments	270

	G	Safe harbour	298, Subsequent Events page »

6		Directors, Senior Management and Employees

	A	Directors and senior management	66-68, 76

	B	Compensation	90-113, 158-163, 189-190, 307-316

	C	Board practices	66-68, 79-80, 83-89, 90-92, 111, 189-190, 297, 318-319

	D	Employees	5, 189, 271

	E	Share ownership	42, 95-96, 186-188, 306-316, 321

7		Major Shareholders and Related Party Transactions

	A	Major shareholders	306-307

	B	Related party transactions	189-190

	C	Interests of experts and counsel	N/A

8		Financial Information

	A	Consolidated statements and other financial information	47, 122-236, 300-301

	B	Significant changes	N/A

9		The Offer and Listing

	A	Offer and listing details	299

	B	Plan of distribution	N/A

	C	Markets	299

	D	Selling shareholders	N/A

	E	Dilution	N/A

	F	Expenses of the issue	N/A

10		Additional Information

	A	Share capital	N/A

	B	Memorandum and Articles of Association	107, 317-319

	C	Material contracts	292

	D	Exchange controls	300

	E	Taxation	302-305

	F	Dividends and paying agents	N/A

	G	Statements by experts	N/A

	H	Documents on display	323

	I	Subsidiary information	N/A

11		Quantitative and Qualitative Disclosures about Market Risk	180-184

BAT Annual Report and Form 20-F 2019	327

Other Information

CROSS-REFERENCE TO FORM 20-F

CONTINUED

Item		Form 20-F caption	Location in this document

12		Description of Securities Other Than Equity Securities

	A	Debt securities	N/A

	B	Warrants and rights	N/A

	C	Other securities	N/A

	D	American Depositary Shares	322

13		Defaults, Dividend Arrearages and Delinquencies	N/A

14		Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

15		Controls and Procedures	122-123, 296

16A		Audit Committee Financial Expert	83, 295

16B		Code of Ethics	88, 295

16C		Principal Accountant Fees and Services	85-86, 141

16D		Exemptions from the Listing Standards for Audit Committees	N/A

16E		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	320

16F		Change in Registrant’s Certifying Accountant	N/A

16G		Corporate Governance	295

16H		Mine Safety Disclosure	N/A

17		Financial Statements	N/A

18		Financial Statements	122-236

19		Exhibits	324-325

328	BAT Annual Report and Form 20-F 2019

MIX
Paper from responsible sources
FSC® C022913
FSC www.fsc.org

Registered office

Globe House, 4 Temple Place, London WC2R 2PG

tel: +44 20 7845 1000, facsimile: +44 20 7240 0555

Incorporated in England and Wales No. 3407696

Representative Office in South Africa

Waterway House South, No 3 Dock Road, V&A Waterfront,

Cape Town 8000, South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6712

Secretary

Paul McCrory

Investor relations

Enquiries should be directed to Mike Nightingale, Victoria Buxton,

William Houston or John Harney

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

Design and production: Radley Yeldar www.ry.com

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

www.bat.com/reporting

www.bat.com

@BATPress

flickr.com/welcometobat

youtube.com/welcometobat

Subsequent Events »

Subsequent to the approval of the Annual Report 2019 by the Board of the Company on 17 March 2020 and the date of British American Tobacco p.l.c.’s consolidated financial statements for the years ended 31 December 2019, 2018 and 2017, the subsequent event set out below is notified by the Company.

The impact of the present coronavirus (the “COVID 19 pandemic”) on our results of operations and financial condition is uncertain and cannot be predicted

The Group continues to monitor developments closely as the COVID-19 pandemic develops. To date, the impact of the COVID-19 pandemic on the Group’s business has not been material, but if the situation deteriorates or persists for an extended period in key geographies the risk of a significant adverse impact to the Group’s business will increase.

The impact of the COVID-19 pandemic to the Group’s business will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments. These factors include, but are not limited to:

–

Reductions or volatility in consumer demand for one or more of our products due to illness, retail closures, quarantine or other travel restrictions, economic hardship and customer-downtrading (switching to a cheaper brand), which may impact the Group’s market share.

–

The deterioration of socio-economic conditions and disruptions to the Group’s operations, such as its supply chain, or manufacturing or distribution capabilities, which may result in increased costs due to the need for more complex supply chain arrangements, to expand existing facilities or to maintain inefficient facilities, or in a reduction of the Group’s sales volumes.

–

Significant volatility in financial markets (including exchange rate volatility) and measures adopted by governments and central banks that further restrict liquidity, which may limit the Group’s access to funds, lead to shortages of cash and cash equivalents needed to operate the Group’s business, and impact the Group’s ability to refinance its existing debt.

All of these factors may have material adverse effects on the Group’s results of operations and financial condition.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: 26 March 2020

British American Tobacco p.l.c.

(Registrant)

By:	/s/ Paul McCrory
Paul McCrory Company Secretary