Form 20-F
period 2020-12-31
British American Tobacco p.l.c.
filed 2021-03-09
CIK 1303523

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Fax: +44 (0)20 7240 0555

Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares (evidenced by American Depositary Receipts)	BTI	New York Stock Exchange
each representing one ordinary share
Ordinary shares, nominal value 25 pence per share	BTI	New York Stock Exchange*
1.668% Notes due 2026	BTI26A	New York Stock Exchange
2.259% Notes due 2028	BTI28	New York Stock Exchange
2.726% Notes due 2031	BTI31	New York Stock Exchange
3.734% Notes due 2040	BTI40	New York Stock Exchange
3.984% Notes due 2050	BTI50A	New York Stock Exchange
4.700% Notes due 2027	BTI27A	New York Stock Exchange
4.906% Notes due 2030	BTI30	New York Stock Exchange
5.282% Notes due 2050	BTI50	New York Stock Exchange
2.789% Notes due 2024	BTI24	New York Stock Exchange
3.215% Notes due 2026	BTI26	New York Stock Exchange
3.462% Notes due 2029	BTI29	New York Stock Exchange
4.758% Notes due 2049	BTI49	New York Stock Exchange
2.764% Notes due 2022	BTI22	New York Stock Exchange
3.222% Notes due 2024	BTI24A	New York Stock Exchange
3.557% Notes due 2027	BTI27	New York Stock Exchange
4.390% Notes due 2037	BTI37	New York Stock Exchange
4.540% Notes due 2047	BTI47	New York Stock Exchange
Floating Rate Notes due 2022	BTI22A	New York Stock Exchange

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

2,456,591,597 ordinary shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

For the forward-looking non-GAAP information contained in this Annual Report on Form 20-F, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. In addition, other components of the Group’s results, including the revenue generated from combustibles, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing and volume, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before New Category revenue.

BAT Building the Enterprise of the Future Annual Report and Form 20-F 2020 BAT A BETTER TOMORROW

30% Of our direct energy from renewable sources >35% Reduce the total amount of water withdrawn from our 2017 baseline 100% Of plastic packaging to be reusable, recyclable or compostable > 30% Reduce our absolute Scope 1 and Scope 2 CO2e emissions from our 2017 baseline Ambitious Environmental Targets 2025 2030 Carbon Neutrality Target

Ambitious Business Goals

New Category Revenue Target of £5bn

2025

2030

Target of 50mn Consumers of Non-Combustible Products

Ambitious Business Goals New Category Revenue 2025 Target of £5bn 2030 Target of 50mn Consumers of Non-Combustible Products

Our Purpose To reduce the health impact of our business by offering a greater choice of enjoyable and less risky products for our consumers. We are clear that combustible cigarettes pose serious health risks. The only way to avoid these risks is not to start or to quit. However, we encourage those who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives.* In order to deliver this, BAT is transforming into a truly consumer-centric multi-category consumer products business. Multi-Category Consumer Moments Portfolio Digital Consumer Insights Consumer Centricity Embedded Digitally Satisfaction Product RGM Product Index Boundaries * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without Part agency clearance.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	0 1

Inside This Report

Strategic Report

Explore the story of our year Featuring downloadable versions of this report, along with our ESG report and other content – all accessible on desktop, tablet and mobile. www.bat.com/reporting

British American Tobacco p.l.c. (No. 3407696)

Annual Report 2020

This document constitutes the Annual Report and Accounts of British American Tobacco p.l.c. (the Company) and the British American Tobacco Group prepared in accordance with UK requirements and the Annual Report on Form 20 -F prepared in accordance with the US Securities Exchange Act of 1934 (the Exchange Act) and the rules promulgated thereunder for the year ended 31 December 2020. Moreover, the information in this document may be updated or supplemented only for purposes of the Annual Report on Form 20-F at the time of filing with the SEC or later amended if necessary. Any such updates, supplements or amendments will also be denoted with a ‘»’ symbol. Insofar as this document constitutes the Annual Report and Accounts, it has been drawn up and is presented in accordance with, and reliance upon, applicable English company law and the liabilities of the Directors in connection with this report shall be subject to the limitations and restrictions provided by such law.

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and certain other information. Our Strategic Report, pages 2 to 88, includes our purpose and strategy, global market overview, business model, global performance, as well as our financial performance and principal Group risks. The Strategic Report has been approved by the Board of Directors and signed on its behalf by Paul McCrory, Company Secretary. Our Governance Report on pages 89 to 140 contains detailed corporate governance information and our Committee reports. The Directors’ Report on pages 89 to 116 (the Governance pages) and 271 to 343 (the Additional Disclosure and Shareholder Information pages) has been approved by the Board of Directors and signed on its behalf by Paul McCrory, Company Secretary. Our Financial Statements and Notes are on pages 141 to 253. The Other Information section commences on page 271.

This document provides alternative performance measures (APMs) which are not defined or specified under the requirements of International Financial Reporting Standards (IFRS). We believe these APMs provide readers with important additional information on our business. We have included a Non-GAAP measures section on pages 276 to 284 which provides a comprehensive list of the APMs that we use, an explanation of how they are calculated, why we use them and a reconciliation to the most directly comparable IFRS measure where relevant.

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

Cautionary statement

This document contains forward-looking statements. For our full cautionary statement, please see page 318.

0 2	BAT Annual Report and Form 20-F 2020

Overview

Chairman’s Introduction

A Strong Operational Performance

During Challenging Times

The strength of the business, combined with the professionalism and resilience of our global teams have enabled us, in 2020, to deliver a strong operational performance during challenging times.

Welcome to our combined Annual Report and Form 20-F for 2020, my last as Chairman of BAT.

The unprecedented impact of the COVID-19 crisis has disrupted all aspects of life around the world and our sympathies are with anyone suffering from the virus or who has lost family or friends in the pandemic.

Our priority throughout has been to safeguard the welfare of our people while ensuring that the business has continued to operate effectively.

The Board and management have worked very closely together to address the disruptions experienced throughout the year.

The strength of the business, combined with the professionalism and resilience of our global teams have enabled us, in 2020, to deliver a strong operational performance during challenging times.

Foreign exchange headwinds impacted our reported results, with Group revenue down 0.4%. This was despite a good revenue performance (excluding the impact of currency) and I am pleased to report growth in both value and volume share, with revenue from New Categories growing 15%.

Clarity around the full impact of the pandemic, and for life to return to some semblance of normality, will take time.

The duration of the short-term impact on the performance of the business will depend on the nature and timing of the subsequent economic recovery, but we believe we are well positioned to emerge as a stronger company.

In the longer term, BAT’s strong foundations, resilient business model and consumer-focused strategy mean I remain excited about its future prospects.

Good Governance at the Heart of a Sustainable Business

Increasingly, business is moving beyond seeking only to deliver ‘shareholder value’ and is embracing a wider purpose that serves the interests of all stakeholders.

The expectations of broader society are that business should play a more active role in addressing and finding solutions to crucial social, economic and environmental issues. Evidence of these expectations can be found in the increasing amount of capital that is being channelled into environmental, social, and governance (ESG) funds.

We at BAT welcome this shift. It is aligned to our Company’s purpose, our sustainability agenda and the decision-making approach that the Board encourages.

Our commitment to delivering for the whole of society is evidenced by the ambitious ESG targets we set out in 2020. I am pleased to report we have made steady progress against our ambitions. We are increasingly shifting our business to consumers of non-combustible products, while reducing our impact on the environment.

Dividends

We have maintained our dividend commitment despite the challenging operating environment and the Board has declared a dividend of 215.6p per ordinary share, payable in four equal instalments of 53.9p per ordinary share, to shareholders registered on the UK main register or the South Africa branch register and to American Depository Shares (ADS) holders, each on the applicable record dates.

The dividends receivable by ADS holders in US dollars will be calculated based on the exchange rate on the applicable payment dates.

Further information on dividends can be found on page 69 of the Financial Review and page 320 in the Shareholder information section.

Board Composition

I am delighted that Luc Jobin has been appointed by the Board to be my successor as Chairman of BAT. Having worked closely with him in his role as a Non-Executive Director over the last three years, I am confident that BAT is well positioned for future success with Luc as Chairman.

I am also very pleased to welcome Karen Guerra and Darrell Thomas, who joined the Board as Non-Executive Directors on 14 September and 7 December 2020, respectively. Karen brings substantial knowledge and understanding of consumer goods and Darrell brings significant financial, regulatory and US experience.

I have no doubt that both Karen and Darrell will be assets to the Board, its work and BAT.

Future Outlook

As I reflect on my tenure as Chairman of BAT, I am thankful for all the efforts of, and collaboration between, our Board of Directors, management and employees around the world.

BAT made considerable progress strategically and financially during a difficult 2020. I have no doubt that the Company will navigate the future with both confidence and determination to continue building A Better TomorrowTM.

Richard Burrows

Chairman

The Group’s response to the global COVID-19 pandemic continues to evolve and we expect the actions we take to develop over time as the needs of our people, our customers and society as a whole change.

We are steadfastly committed to supporting all our stakeholders throughout the COVID-19 pandemic, whether that be our workforce, customers, partners or suppliers.

Keeping the Group Operating in a Time of Crisis

The Group continues to navigate the challenges and impacts of COVID-19, with effective crisis management and risk management processes in place, and remains a financially resilient business.

Our Board has maintained close oversight of the Group’s response to the impact of COVID-19 throughout this period.

The Group remains financially robust. This demonstrates the confidence in the Group’s ability to continue to navigate COVID-19 with the associated macro and socio-economic challenges and uncertainty this international crisis brings.

We are committed to supporting all our stakeholders throughout the COVID-19 pandemic, whether that be our workforce, customers, partners or suppliers. We have not furloughed any staff or utilised any government schemes (or subsidies) due to the pandemic, other than in respect of the deferral of tax instalment payments within the calendar year.

Vaccine Development

BAT’s US bio-tech subsidiary, Kentucky BioProcessing (KBP), is developing a potential vaccine for COVID-19. Its Initial New Drug application was approved by the US Food and Drug Administration (FDA) in December 2020 and we are progressing through the first Phase I study of KBP’s COVID-19 vaccine candidate.

This move to human trials is the first phase of development that would, if successful, form part of the full-scale development programme that would aim to fully assess the safety and efficacy of the candidate vaccine.

KBP is a world leader in using plants to express, extract and purify proteins for use as vaccines and other pharmaceuticals.

The candidate vaccine’s unique use of innovative fast-growing plant-based technology means rapid production of the vaccine’s active ingredients in around six weeks compared to several months using conventional methods. The vaccine also has the potential to be stable at room temperature, which could be a significant advantage for healthcare systems.

Testing and Logistical Support

We have continued to evolve the forms of direct support we have deployed to address the global impact of COVID-19.

In addition to the COVID-19 vaccine candidate that is in development by our US bio-tech subsidiary, KBP, we have:

–  Loaned testing equipment to the UK government;

–  Provided access to 3D printers to help produce protective face shields;

–  Manufactured and distributed medical and hygiene equipment to vulnerable communities; and

–  Donated to many funds around the world focusing on supporting local COVID-19 responses.

Supporting our Suppliers and Communities

Our response to COVID-19 has been developed to incorporate the needs of wider stakeholder groups, including our smaller suppliers and those living in tobacco growing communities.

Some tobacco growing communities may be particularly vulnerable to both the virus and the economic implications of a global pandemic. We are taking great care that we don’t increase the immediate vulnerability of these communities and are committed to supporting them during the inevitable economic recovery that will follow.

We are working to support our smaller suppliers across the globe who may be struggling with cash flow issues by ensuring that, where needed, they are paid earlier than existing payment terms require or by extending payment terms to those customers who have expressed concerns.

Looking After our People

The Group’s management is doing all that it can to make sure that employees working from home feel connected.

Most importantly, we are working to ensure that the health, safety and wellbeing of employees who are unable to work from home, and those in countries where lockdown restrictions are not in place, are protected in their workplace.

For all employees, we are making sure they are aware of the extensive wellbeing support available to them, including:

–  Online medical consultations;

–  Counselling services; and

–  Mental health support.

0 4	BAT Annual Report and Form 20-F 2020

Overview

Chief Executive’s Review

Building A Better TomorrowTM and Delivering

Growth in a Challenging Environment

From the start of our portfolio transformation journey, we have always been clear that no consumer is the same. In order to meet differing needs in multiple marketplaces, a portfolio of solutions is required –
that is the hallmark of a modern consumer products business. I am delighted, therefore, that adoption has accelerated across all three of our New Categories in 2020 and that 13.5 million consumers are now

choosing our non-combustible products.

As the largest, and only truly global company in our industry, we take seriously our role to transform ourselves and demonstrate thought leadership .

We have a very clear purpose to reduce the harm footprint of our business.

We are uniquely positioned

in that regard.

Recent months have seen upheaval on a global scale as a result of the COVID-19 pandemic.

It has had a profound impact on business and society

as a whole.

*	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Dear Stakeholders,

As the largest, and only truly global company in our industry, we take seriously our role to transform ourselves and demonstrate thought leadership.

We have a very clear purpose to reduce the harm footprint of our business. We are uniquely positioned to encourage the switch to reduced-risk products.*†

–	We operate worldwide, inclusive of the US, which represents 40% of the global industry’s value.

–	Our well-embedded consumer-centric, multi-category consumer strategy is activated on a global scale, leveraging our insights on consumer satisfaction, innovation needs and taste preference.

–	We are building the brands of the future – strong, global brands, specifically positioned in each target consumer segment.

From the start of our portfolio transformation journey, we have always been clear that no consumer is the same. In order to meet differing needs in multiple marketplaces, a portfolio of solutions is required – that is the hallmark of a modern consumer products business.

I am delighted, therefore, that adoption has accelerated across all three of our New Categories in 2020 and that 13.5 million consumers are now choosing our non-combustible products. We have a way to go – yet BAT is changing, and that change is accelerating.

Our Response to the Pandemic

Recent months have seen upheaval on a global scale as a result of the COVID-19 pandemic. It has had a profound impact on business and society as a whole. First and foremost, our thoughts are with the many individuals and families whose lives have been impacted by the virus.

At the beginning of the crisis, we took swift action across the entire business to ensure we could continue to operate safely and effectively.

Today, working remotely remains the norm for many at BAT. Where this has not been possible, for example in many of our factories around the world, the necessary measures have been put in place to ensure our people can work safely and securely. I would like to thank our teams around the world for their ongoing commitment, energy and passion.

Our Purpose: A Better TomorrowTM

Our business continues to transform during this period of unprecedented change. Our purpose – to build A Better TomorrowTM by reducing the health impact of our business – has remained our North Star. It continues to guide our strategic choices and the execution of our strategy.

Delivering A Better TomorrowTM through consumer-led insights, innovation and science are central to this purpose. Our consumer-centric, multi-category approach offers the widest range of enjoyable and less risky products, including Vapour products, Tobacco Heating Products (THP) and Modern Oral nicotine pouches.*†

We believe our multi-category strategy is the most effective way of appealing to the diverse preferences of adult consumers around the world while reducing the health impact of our business. We believe consumers should either stop smoking, or not start.

For those who would otherwise continue to smoke, we are committed to encouraging them to switch completely to scientifically-substantiated, reduced-risk alternatives.* †

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	0 5

Our business continues to transform during this period of unprecedented change.

Our purpose – to build A Better Tomorrow by reducing the health impact of our business – has remained our North Star.

It continues to guide our strategic choices and the execution of our strategy.

We believe our multi-category strategy is the most effective way to appeal to the diverse preferences of adult consumers around the world while reducing the health impact of our business.

I am pleased that we are making great progress towards our ESG ambitions and business transformation. BAT’s non-combustible products are now available in over 50 countries. We have increased the number of non-combustible product consumers by 3 million, reaching 13.5 million, and remain on track for

50 million by 2030.

We are providing an increasing number of adult consumers with products that provide satisfaction and can reduce the overall health risk compared with our combustible products. Our ambition is to build the brands of the future.

Sustainability is at the heart of our business and is key to our transformation journey. In support of our A Better TomorrowTM purpose, we set out three ambitious ESG targets:

–	Increasing the consumer base of our non-combustible products to 50 million by 2030;

–	Achieving carbon neutrality by 2030 while accelerating our existing environmental targets to 2025; and

–	Eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.

I am pleased that we are making great progress towards our ESG ambitions and business transformation. BAT’s non-combustible products are now available in more than 50 countries. We have increased the number of non-combustible product consumers by 3 million, reaching 13.5 million, and remain on track for 50 million by 2030.

In addition, we achieved a 37.4% decrease in our Scope 1 and Scope 2 CO2e carbon emissions against our 2017 baseline, supported by a 16 percentage point increase in our use of renewable energy compared with last year. Further details of our progress in all ESG areas are provided on pages 44-57 and in our ESG Report.

We are proud that our ESG efforts are being recognised externally through our inclusion in the Dow Jones Sustainability Indices for 19 consecutive years, our scores in leading investor indices such as MSCI and Sustainalytics, and through our CDP Climate A-List status.

In fact, BAT achieved more worldwide recognition and awards in 2020 than ever before, with well over 200 awards received.

Our Performance for Year Ended 31 December 2020

The year ended 31 December 2020 was a strong one for BAT’s global business.

The impact of the COVID-19 pandemic has been felt unequally across markets, with resilience seen across many developed markets, where around three-quarters of our revenue is generated, while some developing markets have experienced product, sales or supply chain restrictions.

Revenue was marginally lower than 2019 (down 0.4%), due to a foreign currency headwind of 3.5%. Excluding currency (and adjusting items in revenue impacting 2019), the Group delivered 3.3% revenue growth to £26,670 million, which was at the top end of our guidance range.

Profit from operations grew by 10.5% to £9,962 million with diluted earnings per share up 12%. Excluding adjusting items and the impact of foreign exchange, adjusted profit from operations, at constant rates of exchange, grew by 4.8% and adjusted diluted earnings per share grew by 5.5%.

Reported operating margin grew by 380 bps to 38.6%. On an adjusted basis, it grew by 100 bps at current rates.

We have continued to demonstrate our commitment to reducing leverage and investing in the business by maximising cash.

Delivering a Step Change in New Categories

Our New Categories portfolio is the broadest in the industry.

Through our multi-category approach, combined with powerful data and consumer analytics, we are providing an increasing number of adult consumers with products that provide satisfaction and can reduce the overall health risk compared with our combustible products.*† Our ambition is to build the brands of the future.

We aim to further accelerate the growth of revenue from our New Categories, reaching £5 billion in 2025. I am pleased to report that £1.4 billion of our revenues came from these products in 2020, representing 15% growth compared to 2019.

Overall, total Group Vapour revenue grew by 52% to £611 million. I am pleased to report we are the value share leader in closed systems in four of the top five markets, rapidly closing the gap on the US market leader.

We continue to grow volume share in THP, with consumable volume up 19% to 11 billion sticks – which would have been a growth of 29% had it not been for the withdrawal of glo Sens in the year. While overall revenue declined 13% to £634 million this was predominantly due to the impact of a £50 million charge to revenue (related to the withdrawal of glo Sens) and excise rate harmonisation in Japan. We now have around 20% share of category in multiple markets including Japan, Romania and Kazakhstan.

Our volume of Modern Oral increased 62% to 1.9 billion pouches with revenue increasing 57% to £198 million. Our acquisition of certain assets from Dryft, a US-based Modern Oral company, in October positions us well for future US growth and represents a further step towards building A Better TomorrowTM.

These results, combined with the investment of an additional £426 million in New Categories in 2020, demonstrate our commitment to delivering results sustainably in this exciting area of the business.

06	BAT Annual Report and Form 20-F 2020

Overview

Chief Executive’s Review

Continued

We aim to further accelerate the growth of revenue from our New Categories, reaching £5 billion in 2025. I am pleased to report that £1.4 billion, of our revenues came from these products in 2020 representing 15% growth compared to 2019.

These results, combined with the investment of an additional £426 million in New Categories in 2020, demonstrate our commitment to delivering results in this exciting area of the business sustainably.

As these results demonstrate, we are accelerating our business transformation and building A

Better Tomorrow.

With our history of strong financial performance, coupled with a deep understanding of our consumers and an innovation-led, multi-category approach, we have the foundations in place to propel this great Company even further forward.

Driving Value from Combustibles

While we aim to generate an increasing proportion of our overall revenues from New Categories, the performance of our combustibles business remains essential to funding the delivery of A Better TomorrowTM.

Revenue from combustibles declined 1.1% as the results were impacted by a translational exchange headwind of 3.7%. On a constant currency basis (and excluding adjusting items that impacted 2019), this was a growth of 2.8% to £23.6 billion as higher pricing across the Group, notably in the US, Russia, Germany, Canada, Australia, Mexico and Pakistan more than offset the impact of lower combustible volume.

Group cigarette value share increased 20 bps, with cigarette volume share up 40 bps. While Group cigarette volume declined 4.6% to 638 billion sticks, this should be seen in the context of an estimated decline in the industry of between 5.0% to 5.5%.

Our developed and developing market coverage supported our growth, with value share accelerating in developed markets and volume share in developing markets.

Simplifying the Business

Creating a more efficient, agile and focused business is vital to delivering A Better TomorrowTM. Our aim is to deliver annualised £1 billion in efficiency savings by 2022 and in 2020 we made good progress, with Quantum enabling gross savings of £660 million through organisational change and productivity initiatives.

A major component of simplifying the business is our digital transformation. We are investing in a digitally-enabled, empowered and connected organisation.

Our efforts to simplify the business go much further than digital transformation. We are removing complexities for our management structure, rigorously managing our cost base and embedding our internal culture.

Confidence in Our Future

As these results demonstrate, we are accelerating our business transformation and building A Better TomorrowTM.

Our ongoing success is only made possible by the dedication and energy of our talented people around the world and I want to thank them all for their commitment, determination and resilience in such a challenging environment.

This year, I want to extend a special thank you to our Chairman, Richard Burrows, who is stepping down from the role and retiring from the Board. Having served as Chairman since 2009, Richard’s strong leadership and contribution have been instrumental in the progress BAT has made in recent years. I would also like to congratulate Luc Jobin on his appointment as Chairman of the Board.

As Chief Executive, I am as proud of the rich heritage of BAT as I am excited by the journey ahead. With our history of strong financial performance, coupled with a deep understanding of our consumers and an innovation-led, multi-category approach, we have the foundations in place to propel this great Company even further forward.

Jack Bowles

Chief Executive

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	07

Financial Review

Finance and Transformation

Director’s Overview

We continue to deliver against our financial objectives, despite the unprecedented challenges arising in 2020. This allows us to continue to reward shareholders with growth in dividends while deleveraging and investing in A Better Tomorrow.

Revenue growth driven by New Categories performance and combustibles pricing, more than offsets an estimated 2.5% COVID-19 headwind.

Project Quantum has realised savings that allowed us to invest a further £426 million in New

Categories.

Profit from operations Was up 10.5% (2019: down 3.2%), driven by the growth in revenue (excluding the impact from currency) and operational efficiencies while 2019 was impacted by certain charges that did not repeat, notably in relation to Canada and Russia.

Financial Strength to Overcome Operational Challenges

2020 has provided unique challenges that the Group has met and overcome. Our geographic diversity, integrated infrastructure and determination to deliver has again delivered growth in our key financial indicators.

Our combustible portfolio, particularly in the US where we led industry pricing, has provided both the fuel to continue to increase our investment in our New Category portfolio and to deleverage the Group’s balance sheet despite headwind from COVID-19 of an estimated 2.5% on revenue.

Pricing and New Categories Drive Revenue Growth

Revenue was marginally lower than 2019, down 0.4%, at £25,776 million (while 2019 was up 5.7% to £25,877 million), as a translational currency headwind more than offset the operational performance, with revenue up 3.3% in 2020 (2019: 5.6%) on an adjusted constant currency basis, despite an estimated headwind on revenue from COVID-19 of approximately 2.5% in 2020.

Pricing across the cigarette portfolio (with price/mix of 7% in 2020 compared to 9% in 2019), higher revenue from New Categories (up 14.9% in 2020 and 37% in 2019) and Traditional Oral (up 7.2% in 2020 compared to 15% in 2019) more than offset a decline in cigarette volume of 4.6% in 2020 (2019: 4.7% decline). 2020 was also impacted by an estimated 2.5% headwind from COVID-19 due to the disruption and restrictions affecting certain markets (including South Africa and in Global Travel Retail).

Margin Growth While Investing in New Categories

Profit from operations increased by 10.5% to £9,962 million, compared to a decline of 3.2% to £9,016 million in 2019. This was largely driven by the operational efficiencies achieved under the Group’s restructuring programme (Project Quantum) and while 2020 was impacted by charges in respect of goodwill impairment (£209 million, largely in respect of Malaysia; 2019: £172 million mainly in respect of Indonesia), litigation charges (mainly in the US) of £487 million (2019: £236 million) and Quantum costs (£81 million; 2019: £264 million), 2019 was also negatively impacted by a charge in respect of the Quebec Class Action in Canada (£436 million) and the settlement of an excise dispute in Russia (£202 million).

Our operating margin increased by 380 bps to 38.6% in 2020 (2019 declined 320 bps to 34.8% driven by the lack of charges referred to above).

On an adjusted constant currency basis, profit from operations grew by 4.8% (2019: up 6.6%) with adjusted operating margin (at current rates) up 100 bps to 44.1% (2019: 43.1%). This was driven by growth in high margin markets (including the US) and efficiencies delivered in 2020 as part of Project Quantum which more than offset the continued investment in New Categories.

08	BAT Annual Report and Form 20-F 2020

Financial Review

Finance and Transformation

Director’s Overview Continued

Dividends per share increasing by a further 2.5%, underpinned by the financial strength of our business.

Cash flow generation remains extremely strong, with high conversion from profit to cash, facilitating the drive to deleverage while investing for the future.

The Group continues to deliver against the financial objectives, despite the unprecedented challenges arising in 2020. This allows the Group to continue to reward shareholders with a growth in dividends while deleveraging and investing in A Better Tomorrow.

Future Funding De-Risked Through Proactive Action

In 2020, we reduced future refinancing risk by raising £8.9 billion in the US dollar, euro and sterling markets, using the proceeds to repurchase and redeem £3.1 billion of bonds. This de-risked the future repayment profile by securing lower interest rates and future liquidity in uncertain times. This led to an increase in net finance costs of 8.9% to £1,745 million as we recognised net charges of £142 million in respect of the early redemption and tender offer. The increase in 2019 (up 16% to £1,602 million) was driven by foreign exchange headwinds and interest on leases recognised under IFRS 16 Leases.

As part of the Group’s de-risking of future funding, during 2020 gross interest cover ceased to be a covenant on the Group’s debt facilities.

EPS Growth Underpins Dividend Increase

On a reported basis, basic EPS was up 12.1% at 280.0p (2019: down 5.4% at 249.7p) with diluted EPS up 12.0% to 278.9p (2019: down 5.4% to 249.0p), largely due to the increase in profit from operations as discussed earlier.

Excluding the adjusting items and the effect of foreign exchange on the Group’s results, adjusted diluted earnings per share, at constant rates, increased by 5.5% to 341.4p, with 2019 ahead of 2018 by 8.4%.

Dividends per share for 2020 will be 215.6p, an increase of 2.5% (2019: 210.4p, up 3.6%), in line with our commitment of a 65% pay-out ratio on adjusted diluted earnings per share (2019: 65.0%).

Cash Generation Drives Debt Deleveraging

We continue to focus on a balanced approach of deleveraging, while investing for the future and providing a return via dividends to shareholders.

We remain extremely successful in converting operating performance to cash. The Group’s cash conversion ratio, based upon net cash generated from operations, was 98% (2019: 100%). The Group realised £9.8 billion (2019: £9.0 billion) of net cash generated from operating activities.

Consequently, in 2020, total borrowings (including lease liabilities) have reduced from £45,366 million in 2019 to £43,968 million in 2020, largely due to the net repayment of borrowings in the year, and a currency tailwind of £219 million.

Confidence in Future Delivery

In summary, the Group continues to deliver against the financial objectives, despite the unprecedented challenges arising in 2020. This allows the Group to continue to reward shareholders with a growth in dividends while deleveraging and investing in A Better TomorrowTM.

Tadeu Marroco

Finance and Transformation Director

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	09

Our Year in Numbers

Our performance metrics	Target / Ambition	2020	%	2019	%	2018

Consumer
Number of Non-Combustible Product Consumers	50 million consumers by 2030	13.5m		10.5m		8m

Market share

Cigarette and THP volume share growth (bps)	Grow by 0-10 bps (2020)	+30 bps		+20 bps		+40 bps		●
Cigarette and THP value share growth (bps)		+20 bps		+30 bps		+40 bps

Volume

Cigarettes (bn sticks)		638	-5%	668	-5%	701

Other Tobacco Products (bn stick equivalents)		20	-2%	21	-7%	22

Vapour (mn 10ml units / pods)		344	+52%	226	+19%	189

THP (bn sticks)		11	+19%	9	+32%	7

Modern Oral (mn pouches)		1,934	+62%	1,194	+188%	414

Traditional Oral (bn stick equivalents)		8	-1%	8	-1%	8n

Financial

Revenue (£m)		25,776	-0.4%	25,877	+5.7%	24,492	●

Change in Adjusted Revenue at cc (%)			+3.3%		+5.6%			●	●

Change in Revenue from Strategic Portfolio at cc (%)*	Increase 3-6% (2020)		+7.0%		+7.3%			●	●

Revenue from New Categories (£m)	£5 billion by 2025	1,443	+14.9%	1,255	+36.9%	917	●

Change in Revenue from New Categories at cc (%)*			+15.4%		+32.4%				●

Profit from Operations (£m)		9,962	+10.5%	9,016	-3.2%	9,313	●

Change in Adjusted Profit from Operations at cc (%)	Increase 4.0% to 6.5% (2020)		+4.8%		+6.6%			●	●

Operating Margin (%)		38.6%		34.8%		38.0%	●

Adjusted Operating Margin (%)		44.1%		43.1%		42.6%			●

Diluted Earnings per Share (p)		278.9	+12.0%	249.0	-5.4%	263.2	●

Adjusted Diluted Earnings per Share (p)		331.7	+2.4%	323.8	+9.1%	296.7		●	●

Change in Adjusted Diluted Earnings per Share at cc (%)			+5.5%		+8.4%			●	●

Dividends per Share (p)		215.6	+2.5%	210.4	+3.6%	203.0

Dividend Pay-Out Ratio (%)		65%		65%		68%

Net Cash Generated from Operating Activities (£m)		9,786	+8.8%	8,996	-12.6%	10,295	●

Cash Conversion (%)		98%		100%		111%	●

Borrowings, including Lease Liabilities (£m)		43,968	-3.1%	45,366	-4.5%	47,509	●

Total Shareholder Return (rank)		20 of 23		21 of 23		19 of 23		●

ESG
Total Scope 1 and 2 CO2e emissions (‘000 tonnes)	Carbon neutral by 2030 for our own business activities	541	-30.9%	782	-7.0%	874

Water Withdrawn (mn metres3)	Reduce water withdrawn by	4.03	-10.8%	4.51	-5.3%	4.77
	35% by 2025 to 3.38 against 2017 baseline	22.5%		13.1%		8.2%

Recycling (% of Waste Recycled Annually)	Recycle min 95% of waste	90.7%		90.5%		90.2%

Please refer to pages 276 to 284 for definitions of the Non-GAAP measures. See the section ‘Non-Financial KPIs’ on page 274 for more information on these non-financial KPIs.

*	From 2021, Change in Revenue from Strategic Portfolio at cc will cease to be a KPI, being replaced as a KPI by Revenue from New Categories at cc.
1.

Where measures are presented ‘at constant rates’ or ‘at cc’, the measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year results of the Group and, where applicable, its segments. See page 73 for the major foreign exchange rates used for Group reporting.

2.

Where measures are presented as ‘adjusted’, they are presented before the impact of adjusting items. Adjusting items represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence.

10	BAT Annual Report and Form 20-F 2020

Overview

Investment Case

Transformation Driving

Sustainable Growth

Delivering growth by reducing harm and

expanding our portfolio

Our corporate purpose is to build A Better TomorrowTM. Reducing the health impact of our business, by encouraging those smokers who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives, is the greatest contribution we can make to society.*† This means growing our New Category business and increasing the proportion of our revenue coming from New Category products as fast as possible.

Revenue growth in the global nicotine industry is accelerating through the development of New Categories, which offer reduced-risk alternatives to combustible products.*† To capitalise on this growth, our well-embedded consumer-centric, multi-category strategy is activated on a global scale, leveraging our insights on consumer satisfaction, innovation needs and taste. We are building the brands of the future – strong, global brands, specifically positioned in each target consumer segment.

We have set ourselves ambitious targets to reach 50 million consumers of our non-combustible products by 2030, and more than triple our revenue from New Categories from £1.3 billion in 2019 to £5 billion by 2025. These ambitions will be met through the delivery of our three clear strategic priorities:

–  to drive a step change in New Categories, to accelerate growth supported by increased investment;

–  to generate value through Combustibles, to provide the capabilities and funding; and

–  to simplify the Group, to create a stronger, faster, more agile organisation.

Reducing the Health and Environmental Impact of our Business

Creating value for all our stakeholders

Our work to reduce the health and environmental impact of the business will drive growth and create shared value, delivering results that simultaneously benefit shareholders and wider society.

We will continue to create a stronger BAT by:

–  focusing on excellence in environmental management;

–  delivering a positive social impact; and

–  adhering to robust corporate governance.

This builds on our strong ESG foundations including our status as:

–  the first tobacco company to produce a Sustainability Report in 2001;

–  named in the Dow Jones Sustainability Indices for 19 consecutive years; and

–  a member of CDP Climate A List.

Our commitments are anchored in challenging targets, against which we will track and share the progress of our transformation.

Meanwhile, our ‘delivery with integrity’ programme is focused on ensuring that our ethical standards are never compromised for the sake of results.

50mn Non-Combustible product consumers targeted by 2030 £5bn New Categories revenue targeted by 2025	1.1bn consumers in global combustibles market to convert to reduced- risk products*† 10% Group revenue from Non-Combustibles	A-List member of CDP Climate A-List Carbon Neutral operations by 2030	19th consecutive year in the Dow-Jones Sustainability Indices 100% of plastic packaging to be reuseable, recyclable or compostable by 2025

*	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

†

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	11

Unrivalled Global

Capabilities

Leveraging proven expertise and developing new capabilities to deliver our ambitions

Our New Category portfolio benefits from decades of insights and expertise that have driven our No.1 global revenue position in combustibles (excl. China). This combined with increased investment behind new capabilities gives us confidence that we can deliver our medium to long-term ambitions.

Our three global New Category brands leverage the benefits of our world-class R&D and our manufacturing, distribution, marketing and brand building capabilities, which are supported by our unrivalled global footprint across 180 markets, with 11 million points of sale, reaching 150 million consumers daily.

Together with our long-standing experience operating within complex regulatory, legal and fiscal frameworks, these provide BAT with a compelling competitive advantage to drive portfolio growth and transformation within the wider tobacco industry.

Through Project Quantum, our ongoing business simplification and efficiency programme, we aim to achieve a minimum of £1 billion of annualised savings by the end of 2022 to invest in new capabilities in areas such as:

–  data analytics;

–  enhanced consumer insight;

–  IP and innovation;

–  design and technology; and

–  e-commerce, enabling our ongoing digital transformation.

We are attracting new senior talent from a diverse range of industries globally to further enhance our current and future capabilities, which will enable us to deliver on our growth ambitions over the medium to long term.

1,500+ dedicated scientists and engineers >£1bn annualised savings by 2022	>11m points of sale >180 markets in which we operate >150mn daily consumer interactions	7% dividend CAGR over 10 years

12	BAT Annual Report and Form 20-F 2020

Strategic Management

Global Industry Overview

We are a global business, operating at scale, in a fast-paced world. To be sustainable we must anticipate, detect and adapt to major social, environmental, economic, political and technological shifts. Mega trends are important indicators, representing significant movements, patterns or trends shaping the macroenvironment. In the context of our industry, we see four megatrends as being likely to have substantial impact on the way we conduct our business.

Mega trend

Reduced Risk & Beyond

Consumer Choice

It is widely accepted that most of the harm associated with tobacco is caused by inhaling the smoke produced by its combustion. Around the world, consumers now have increasingly high expectations beyond combustible products and nicotine. Many consumers are seeking out new products that deliver nicotine, with potentially reduced risk, as well as other ingredients from a wellbeing perspective – so-called ‘new active’ products.

World-Class Science

There is broad agreement among policy makers and the public health community: We need to develop a robust science base to inform policies and educate consumers about potentially reduced-risk products. The science associated with tobacco harm reduction plays a core role within the industry and society. World-class science can establish whether products are safer, or less risky, compared with cigarette smoking. It can also help build consumer trust in reduced-risk products.*†

Regulation and Standards

The regulatory environment around tobacco harm reduction and ‘new active’ products is evolving. Science increasingly points to the likely benefit of reduced-risk products as an alternative to smoking.*† This means we are seeing policy and regulatory shifts in several markets. Some countries have greater restrictions in place. Others, like the UK, view tobacco harm reduction within a regulated framework, encouraging smokers to use potentially reduced-risk nicotine products.

Mega trend

Digital Technology

Smart Technology

Smart electronic devices and social media have increasingly become integral to people’s lives and daily routines. They have enabled greater access to new platforms and have enhanced the way people consume news, make connections and shop.

E-commerce platforms, available on the go, have led to social media platforms being used by brands to sell their products. Social e-commerce is increasingly viewed as a mainstream retail channel, on a par with other platforms, like websites and offline stores. This trend is only accelerating as greater numbers of social networks introduce pro-selling features like shoppable posts.

Online Sales During COVID-19

A major impact of the pandemic has been the implementation of city-wide, regional and national lockdowns. Many non-essential businesses have been ordered to close. As a result, many customers are generally avoiding public places. While the crisis is continually evolving, it has increasingly limited shopping for all but necessary essentials. Brands are having to adapt. Now, e-commerce is expanding to include new businesses, customers and product types.

Today, customers already have access to a wide variety of products from the convenience and safety of their homes. Firms have still been able to operate, despite contact restrictions and other confinement measures.

*  Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

†   Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	13

Mega trend

Climate Change

Population Migration

Climate change can re-shape patterns of migration and population displacement. This is driven by shoreline erosion, coastal flooding and agricultural disruption.

Various analysts have attempted to forecast future flows of climate migrants. These people are moving within their countries or across borders, on a permanent or temporary basis. The most widely repeated prediction is 200 million by 2050.

The impacts of climate migration on regional security, labour patterns and consumer habits will have wide-ranging effects on businesses across the globe.

Farming

Agricultural crops, such as tobacco, need suitable soil, water, sunlight and heat to grow. The length of the growing season in large parts of Europe, for example, has already been impacted by warmer air temperatures. Some crops are now experiencing harvest and flowering dates several days earlier in the season. Many regions are expected to see this trend continue.

Shifts in temperatures and growing seasons may also impact the production and spread of some species (i.e. insects), invasive weeds, or diseases, with crop yields potentially affected. Yield losses could be offset by different farming practices, such as: Crop rotation to match water availability, adjusting sowing dates to rainfall and temperature patterns and using crop varieties suited to new conditions.

Mega trend

Waste and Recycling

Manufacturing Resource Reduction

Reducing the resources needed for manufacturing – often referred to within the circular economy – is a key trend. This includes reducing waste and pollution by continuously re-using materials and products.

Many factors have brought this into focus. Resource prices have become more volatile and are expected to rise over the long term. Consumer demand is increasing. Meanwhile, easy-access, high-grade stocks of key commodities are reducing. Governments are also considering new restrictions on pollution and waste that apply for entire product lifecycles.

Recycling and Packaging

Today, businesses are expected to go further and recycle more. It is possible for most plastics used in packaging to be mechanically recycled with little loss of quality. However, current estimates place global uptake at less than 15%. Why?

One of the most important reasons is the lack of global standards. Proliferating materials, formats and labelling requirements mean many types of packaging are produced in quantities too small for recyclers to achieve economies of scale and profitability. There are also variations in collection methods and processing systems. This means the recyclability of a product in one city may not be compatible with another. As packaging changes, local waste-collection and recycling programmes are struggling to keep pace.

14	BAT Annual Report and Form 20-F 2020

Strategic Management

Global Industry Overview**

Continued

Today, the tobacco and nicotine market serves a growing base of more than one billion adult consumers. Generational differences and shifts in taste are continuing to emerge, as health and wellness become ever-more important. We anticipate growth in new categories of products, including – and beyond – tobacco and nicotine. Consumers expect these to provide stimulation and pleasure, in ways previously associated with cigarettes. We believe such growth will offset the predicted decline in cigarette consumption.

Sales for the legal global tobacco market (2019) were worth approximately US$818 billion, according to the most recent estimates.

The latest global figures (2019) suggest that global vapour sales are worth US$20.2 billion, while global THP revenues stand at US$15.2 billion. This is an increase of US$4.5 billion and US$3.3 billion, respectively, on 2018.

Traditional oral products show steady, incremental growth. Meanwhile, new Modern Oral products are showing accelerated volume expansion in both Europe and the US.

As one of the world’s most regulated and taxed industries, tobacco contributes over US$200 billion to government treasuries annually.

*	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

**	All data sources on this page are from Euromonitor International unless otherwise stated.

Global Combustible Market

Sales for the legal global tobacco market (2019) were worth approximately US$818 billion, according to the most recent estimates.

The largest global tobacco category remains combustible cigarettes. With over 5,200 billion cigarettes consumed annually, it is valued at US$705 billion. Over 19% of the world’s adult population still chooses to smoke and will likely continue to do so unless consumers are offered suitable alternatives.

However, cigarette volumes have been falling. This is largely due to increased regulation and changing societal attitudes. One reason for the decline of legal tobacco volumes is the continued rise in illicit product consumption. This is now estimated to account for 12% of the global tobacco market.

A number of factors are driving the significant and growing illicit cigarette trade. These include the fact that cigarettes remain a reliable source of tax revenue for governments worldwide, price differentials between markets, regulatory changes and broader macroeconomic pressures.

It is generally accepted that there is a direct correlation between steep, ad hoc increases in taxes and illicit sales. The current sanctions in many countries often fail to deter criminals in search of profit.

See pages 84 to 88 to read more about our Principal Group Risks

For further discussion regarding the regulation of our business, please see pages 307 to 310

Global combustible regulation

As one of the world’s most regulated and taxed industries, tobacco contributes over US$200 billion to government treasuries annually.

Manufacturers are required to comply with a variety of regulations, varying considerably from market to market.

Legislation and regulation has focused mainly on: the introduction of plain packaging, product-specific regulations, graphic health warnings on packs, tougher restrictions on smoking in enclosed public places and bans on shops displaying tobacco products at the point of sale.

More recently, governments have begun considering and adopting regulations aimed at menthol flavourings. They have also targeted environmental concerns resulting from litter associated with cigarette consumption.

Impact of COVID-19

Beyond disruption to supply chains, analysts believe the short-term impact of COVID-19 on the tobacco industry will be relatively limited. It is likely that key cigarette volumes were only slightly lower than expected in 2020, in a number of markets globally.

This impact on volumes is expected to be felt unequally across geographies, with resilience seen across more developed markets while developing markets experience potentially greater numbers of consumers turning to the illicit market.

Production of the principal raw material – tobacco leaf – remains broadly diversified across a number of continents. The industry has proven adept at dealing with supply-side shocks.

Global New Categories Market

In recent years, the global tobacco and nicotine market has diversified beyond traditional, combustible tobacco. Evidence can be seen in growing categories like Vapour Products, Tobacco Heating Products (THP) and modern oral nicotine pouches.

The success of these New Categories is based on many factors. One is their ability to offer consumers satisfaction, in circumstances where combustible tobacco is no longer permitted or socially acceptable. Another is their ability to offer reduced risk compared to combustible products.*†

New generations of adult consumers are focusing on health and lifestyle considerations, technological innovation, and personalised experiences. As a result, we expect the growth of New Categories to keep accelerating, as these products better meet those preferences and demands.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	15

The latest global figures (2019) suggest that global vapour sales are worth US$20.2 billion, while global THP revenues stand at US$15.2 billion. This is an increase of US$4.5 billion and US$3.3 billion, respectively, on 2018.

Traditional oral products show steady, incremental growth. Meanwhile, new modern oral products are showing accelerated volume expansion in both Europe and the US.

The relatively nascent market for wellbeing and ‘new active’ products has also grown. This is expected to continue as consumer tastes fragment and evolve. Within this space, cannabidiol (CBD) is expected to gain wider use, as evidenced by its recent growth in market size.

New Categories regulation

At a global level, the THP and vapour markets are still emerging. Regulation is in its early stages in many countries. While many governments are considering regulation specific to this category, it has often not been enacted.

Globally, there is a mix of attitudes towards THPs and vapour products. Some regulators aim to encourage them as potentially lower risk, while balancing concerns around possible increased youth usage. Others view them with greater scepticism, including some countries where they are banned.

Litigation

Legal and regulatory court proceedings continue in a number of forums against the tobacco industry, and more recently the vaping industry, with the most common being third-party reimbursement cases, class actions and individual lawsuits.

Special factors that led to product liability litigation in the US and Canada are not typically replicated in other countries, which is why large volume and high-value litigation has not generally spread to other parts of the globe. The industry has a proven track record of defending its rights and managing risks such as these.

16	BAT Annual Report and Form 20-F 2020

Strategic Management

The Foundations of

our Evolved Strategy

We are committed to providing A Better TomorrowTM for all our stakeholders. Our ambition is to deliver long-term sustainable growth with a range of innovative and less harmful products that stimulate the senses of new adult generations.

Strong Foundations
>180 markets in which we operate	>150m daily consumer interactions

>11m points of sale across over 180 markets

Our wide range of capabilities make us exceptionally well-placed for future growth:

–	our unique global marketing and distribution reach;

–	our track record of R&D and innovation;

–	our decades’ worth of consumer insights and brand-building expertise; and

–	our New Categories business aims to generate £5bn in revenue in 2025.

Satisfying Consumer Tastes and Moments

20 years ago

combustible products fulfilled a multitude

of consumer moments

For decades, combustible products satisfied a need for sensorial enjoyment for many individuals. While occasions for tobacco consumption are now reduced, new opportunities have arisen:

–	new products provide us with an opportunity to capture, in a focused way, the lost consumer moments previously associated with tobacco; and

–	evolving and fragmenting consumer needs provide us with opportunities for additional growth in a variety of new categories.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	17

A Developing

Portfolio

A wider portfolio of products that offer sensorial enjoyment for different moods and moments will allow us to capture the consumer moments previously associated with tobacco use, as well as satisfy new evolving consumer needs, through:

–	scientifically-substantiated, reduced-risk tobacco and nicotine products;

–	building the brands of the future; and

–	ultimately, a portfolio of products beyond nicotine that leverages our proven expertise.

Parameters to Guide

Growth Opportunities

Our new growth opportunities will capitalise on our core business strengths, creating clear boundaries for our portfolio development:

–	reducing the health and environmental impacts of our business;

–	leveraging our global marketing reach and scale;

–	building on our knowledge of delivery platforms and technology;

–	relying on our experience in managing complex regulatory and scientific matters; and

–	meeting stringent strategic and financial metrics.

18	BAT Annual Report and Form 20-F 2020

Strategic Management

A Strategy for

Accelerated Growth

As a leading consumer-centric, multi-category consumer goods business, we are dedicated to stimulating the senses of adult consumers worldwide. We aim to generate an increasingly greater proportion of our revenues from products other than combustibles, thereby reducing the health impact of our business.

This will deliver A Better TomorrowTM for our consumers who will have a range of enjoyable and less risky*† choices for every mood and moment; for society through reducing the overall health and environmental impacts of our business; for our employees by creating a dynamic and purposeful place to work; and for our shareholders by delivering sustainable superior returns.

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

*  Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

†  Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance

Must Wins

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

How We Win

Inspirational Foresights

As one of the most long-standing and established consumer goods businesses in the world, we have a unique view of the consumer across all of our product categories, which is increasingly driven by powerful data and analytics.

These insights ensure that the development and responsible marketing of our products is fit to satisfy consumer needs.

Remarkable Innovation

As consumer preferences and technology evolve rapidly, we rely on our growing global network of digital hubs, innovation super centres, world-class R&D laboratories, external partnerships and our corporate venturing initiative to stay ahead of the curve.

Powerful Brands

For over a century, we have built trusted and powerful brands that satisfy our consumers and serve as a promise for quality and enjoyment. We will build the brands of the future by focusing on fewer, stronger and global brands across all our product categories, delivered through our deep understanding and segmenting of our consumers.

Connected

Few companies can claim over 150 million daily consumer interactions, over 11 million retail points of sale and a global network of expert employees around the world. Cultivating an ecosystem that directly connects us with consumers and stakeholders, especially through the power of digital technology, ensures we can build the brands of the future, deliver access to markets and foster innovations that offer sensorial enjoyment and satisfy consumer needs.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	19

We will become a business that defines itself by the consumer needs it meets. We aim to provide our consumers with a portfolio of solutions, recognising that tastes and preferences differ across markets. This will enable sustainable, long-term growth as a modern consumer products company with a clear focus on
insights, innovation, brands, activation, teams and technology.

Our ambition is to build the brands of the future.

Kingsley Wheaton Chief Marketing Officer

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

Our Purpose

By stimulating the senses of new adult generations, our purpose is to create A Better Tomorrow™ for all our stakeholders.

We will create A Better Tomorrow™ for:

By responsibly offering enjoyable and stimulating choices for every mood and every moment, today and tomorrow;

By reducing the health impact of our business by offering a range of alternative products, as well as by reducing our environmental and social impacts;

By creating a dynamic, inspiring and purposeful place to work; and

By delivering sustainable and superior returns.

  For more information about our purpose see inside front cover

Short-Term Deliverables to

Fuel A Better Tomorrow™

Ensure a Step Change in New Categories Performance

With our unique cross-category consumer understanding we are clear there is a huge opportunity for our New Categories.

For more key detail see pages 34 to 39

Drive Value From Combustibles

Our ambition is to drive value from Combustibles to fuel our investment in, and transition revenue to, New Categories.

For more key detail see pages 41 to 42

Simplify the Business

Our ongoing simplification programme, Project Quantum, will realise £1 billion of annualised savings through simplification and efficiencies by the end of 2022.

For more key detail see page 43

20	BAT Annual Report and Form 20-F 2020

Strategic Management

Our Consumer-Centric

Multi-Category Portfolio

BAT is a leading consumer-centric, multi-category consumer goods business dedicated to stimulating the senses of adult consumers worldwide. Our portfolio reflects our commitment to meeting the evolving and varied needs of today’s consumer who seeks sensorial enjoyment for different moods and moments.

Strategic Portfolio

Our key brands in both the combustible and non-combustible categories. This drives focus and investment on the brands and categories that will underpin the Group’s future performance. The strategic portfolio is:

Non-Combustibles

All brands within New Categories and the strategic traditional oral brands in moist and snus.

Combustibles

Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Newport (US), Natural American Spirit (US), Camel (US).

Revenue by product category

*	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

†

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance

Our Reduced-Risk Portfolio (Non-Combustibles)*†

New Categories

Vapour

Handheld, battery-powered devices that heat a liquid (called an e-liquid, usually containing nicotine) and creates a vapour to be inhaled.

THP

THPs do not burn tobacco, so no smoke (which is a key source of toxicants) is produced. Research indicates that by heating tobacco rather than burning it, THPs have the potential to be reduced-risk compared to smoking.

Modern Oral

This is our most recent innovation across oral products – offering consumers a satisfying experience with a range of different flavours. Two formulations are available: one containing lower levels of tobacco, and one that contains nicotine but no tobacco.

Traditional Oral

Traditional Oral products do contain tobacco, but there is no burning. There is strong epidemiological evidence, from countries such as Sweden, that switching completely to snus can reduce risk compared to smoking.

Combustibles

The Group sold 638 billion cigarette sticks and 20 billion OTP (stick equivalents) in 2020. The Group operates in over 180 markets, with 45 fully integrated cigarette manufacturing facilities in 43 markets.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	21

22	BAT Annual Report and Form 20-F 2020

Strategic Management

Our Global Business

To build A Better TomorrowTM, our marketplace analysis delivers insights regarding consumer trends and segmentation, which ultimately facilitates our geographic brand prioritisation across over 180 markets. Our business is divided into four, complementary regions with a balanced presence in both high-growth emerging markets and highly profitable developed markets.

United States	USA	Americas and	AmSSA
of America		Sub-Saharan Africa

To achieve a step-change in New Categories, we are building new capabilities around the world focused on science, innovation and digital information.

Consumer preferences and technology are evolving rapidly, and we are staying ahead of the curve with our digital hubs, the creation of innovation super centres and further development of our world-class R&D laboratories. We are also leveraging the expertise of our external partners and are looking forward to exciting results from our venturing initiative.

Revenue by region

Our cutting edge technologies turn consumer insights into innovative and outstanding products that meet their needs.	The US business is transforming into a New Categories-oriented business, fuelled by reinvestments from the consistently industry- leading value growth in the tobacco categories.	Building A Better Tomorrow is crucial for the Group and the excellent performance of New Categories across AmSSA is proof of the leading role the region is playing.

Paul Lageweg Director, New Categories	Guy Meldrum President and CEO (Reynolds American Inc.)	Luciano Comin Regional Director, AmSSA

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	23

We were delighted to be included in The Gartner Supply Chain Top 25 in 2020, a global report identifying supply chain leaders. This is the latest external recognition of our efforts in delivering a world-class supply chain for our journey towards A Better Tomorrow.

Zafar Khan

Director, Operations

Europe and	ENA	Asia-Pacific and	APME	180+ markets
North Africa		Middle East

150mn consumers
13.5mn non-combustible product consumers
55,000+ employees
139 nationalities
40+ toxicologists
1,500+ R&D specialists

We had a strong year across ENA, with revenue growth in all New Categories and remain resolute in our pursuit of A Better Tomorrow.	glo Hyper accelerated THP volume across APME and we have ambitious plans for 2021 and beyond.	I am very proud of our global team of world-class scientists and the research they are doing to assess and ensure the performance, efficacy and safety of our products.

Johan Vandermeulen Regional Director, ENA	Michael (Mihovil) Dijanosic Regional Director, APME	Dr. David O’Reilly Director, Scientific Research

24	BAT Annual Report and Form 20-F 2020

Strategic Management

Our Business Model

Our global business understands our diverse consumers, develops products to satisfy their preferences and ultimately distributes them across over 180 markets.

Six key enablers support us in turning powerful insights into products that provide enjoyment to our consumers, while engagement helps our key stakeholders benefit from our sustainable growth.

IP / Technology	Environmental	Manufacturing

£300mn+ R&D expenditure 7 R&D / Product centre sites	370,000tn of leaf 2,568 GWh energy consumed 4.03m cubic metres of water withdrawn	79 BAT-owned manufacturing facilities 45 cigarette factories

Social	Financial	Human

84,000+ contracted farmers c30,000 Suppliers 180+ Markets	£600mn+ annual capital expenditure £426mn additional investment in New Categories BBB+/Baa2 credit rating	55,000+ employees globally 1,500+ R&D specialists

A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	25

A Better                  As measured by...

TomorrowTM for...

	Environmental	Social

Society

–  37.4% reduction in Scope 1 and 2 CO2e emissions (since 2017)

–  Over 99% of wood fuel used for curing from sustainable sources

–  76% of tobacco hectares with best practice soil and water management plans

–  22.5% reduction in water withdrawn (since 2017)

–  21.4% reduction in waste to landfill (since 2017)

– £41bn Tax paid to governments – 38,000+ human rights farmer training sessions, with over 390,000 attendances in 2020
	Financial	Social

Shareholders	– 7% dividend growth (CAGR since 2010) – 5.5% growth in adjusted diluted EPS at constant currency in 2020 – 3.3% increase in revenue (at constant currency)	– Among world’s top 10% ESG performers in Dow Jones Sustainability Index (DJSI)
	Financial	Social

Consumers	– +15% revenue from New Categories (vs 2019) – +20 bps in Cigs + THP value share with +30 bps in Cigs + THP volume share (vs 2019)	– 11m Number of outlets – 13.5m Non-Combustible consumers – 100% adherence to Youth Access Prevention Guidelines
Human

Employees

–  30% reduction in lost workday cases (vs 2019)

–  Proportion of women in management roles grew to 38%

–  Accredited as Global Top Employer by the Top Employers Institute

–  Employee engagement index 7% higher than FMCG comparator group in latest ‘Your Voice’ survey

Non-financial

information statement

Non-financial information reporting required under the UK Companies Act is included in the Strategic Report as referenced below:

Our business model is set out on page 24

See pages 84 to 88 for Group Principal Risks

Our reporting in the following areas includes information about the policies and principles that govern our approach, due diligence processes, outcomes and non-financial performance indicators:

Environmental matters pages 48 and 51 to 53

Social matters pages 48 to 50, 54 to 55

Anti-bribery and anti-corruption matters pages 48 and 56 to 57

Employees pages 58 to 63

Respect for human rights pages 48 and 54 to 55

Further details of our Group policies and principles can be found at www.bat.com

26	BAT Annual Report and Form 20-F 2020

Strategic Management

Accelerating the Enterprise

of the Future

Building the Enterprise of the Future is about ensuring we have the organisational flexibility to implement and operationalise our growth strategy – simplifying the business and speeding up decision-making. Quest is an organisational transformation programme, built around five pillars, designed to deliver the Enterprise of the Future at enhanced speed.

*	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

†

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance

Deliver

Quantum

Project Quantum is our ongoing simplification programme that is fuelling New Category investment and delivery against our financial guidance.

Across the business, we are looking at how BAT can become a simpler, faster and stronger organisation. This will support our ambition to build A Better TomorrowTM for employees, consumers, shareholders and society.

Through restructuring and right-sizing parts of the business to reflect our new priorities, improving ways-of-working to speed up decision-making and simplifying processes, we are focusing our efforts in a more targeted way to respond to emerging opportunities and deliver future growth.

See page 43

Unleash

Innovation

Our New Categories business requires us to build on our rich history of leveraging our insights on consumer satisfaction and taste preference, which enables us to continually innovate to meet their needs.

Across our portfolio and our supply chain, we are using data-driven insights and foresights, and leveraging state-of-the-art technologies to ensure we are building the brands of the future. This means delivering the experiences and the products consumers want, when they want them.

By combining our existing global talents with the best skills available externally, we will execute consumer-led innovation more quickly, with even better coordination between our supply chain and R&D.

See pages 30 to 39

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	27

Empowered

Organisation

Our talented teams around the world are being empowered through a new ethos that is responsive to constant change, embodies a learning culture and is dedicated to continuous improvement.

Attracting and retaining an increasingly diverse workforce and providing a welcoming, inclusive working environment are key drivers of our transformation journey.

By creating a simpler, more connected business we will set the context for our teams and trust their expertise. We will foster an environment where teams can challenge ideas. Once in agreement, we will commit collectively, collaborate and hold each other accountable to deliver.

See pages 58 to 63

Shaping

Sustainability

We are moving ourselves from a business where sustainability has always been important, to one where it is front and centre in all that we do.

Our commitment to reduce the health impacts of our business – by providing a range of less risky products*† – is central to our corporate purpose. We are committed to doing this openly and transparently, engaging with an ecosystem of scientists, regulators and policy makers to ensure our corporate strategy continues to take account of their views.

We will continue to deliver world-class science relating to reduced-risk products*† while advocating for appropriate standards and regulations. This will continue to be underpinned by excellence in all other environmental, social and governance (ESG) measures.

See pages 44 to 57

Technology &

Digital

We will continue to drive digital transformation to unlock commercial value across the entire value chain.

Data analytics are being used to ensure the right decisions are being made at the right time. Throughout our supply chain and our corporate functions, we are applying modern technologies, making analytics available at the touch of a button and freeing up valuable time and resources that can be released and reinvested for future growth.

We are also providing our people access to a range of tools and platforms designed to upskill them in agile ways of working, innovation and design-thinking – enabling them to become more productive, connect more effectively with internal and external colleagues, solve problems quickly and spot opportunities.

See pages 32 to 33

28	BAT Annual Report and Form 20-F 2020

Strategic Management

Short-Term Deliverables to Fuel A Better TomorrowTM

Our purpose is to build A Better TomorrowTM by reducing the health impact of our business through offering a greater choice of enjoyable and less risky products* for our consumers. To accelerate this, we must become a stronger, simpler and faster organisation, which will be achieved through the delivery of three short-term priorities.

Ensure a Step Change in New Categories Performance	Drive Value From Combustibles	Simplify the Business

Over the years, consumer moments that used to be satisfied by cigarettes have been replaced by other products.

With our unique cross-category consumer understanding, we are clear there is a huge opportunity to recapture these moments with a broader portfolio of products that are less risky than combustible products.*†

We are clear that any portfolio expansion will leverage our strengths. We will maximise and seek to constantly improve our delivery platforms in Vapour, THP and Modern Oral, reducing the health impact and making a positive environmental contribution.

We aim to increase our non-combustible consumers from 11 million (2019) to 50 million by 2030, driving revenue from New Categories to at least £5 billion by 2025.

We are building new capabilities around the world focused on science, innovation, and digital information. Consumer preferences and technology are evolving rapidly, and we are staying ahead of the curve with our digital hubs, the creation of innovation super centres, and further development of our world-class R&D laboratories. We are also leveraging the expertise of our external partners, and are looking forward to exciting results from our venturing initiative.

Our ambition is to increasingly transition our revenues from cigarettes to New Categories over time.

In order to fund the development of our New Categories, we will continue to focus on generating value from our Combustibles business, driving sustainable increases in revenue, with volume share and value share growth.

Our performance is a direct function of the strength of our brand portfolio. We will continue to develop and invest in our brands for equity and future value, by offering winning brand and product propositions, enabled by purposeful innovation.

Revenue growth management is a critical enabler to unlock future value and our resource allocation will be focused and prioritised to deliver better results with fewer initiatives.

We will further consolidate our portfolio of strategic brands and deliver efficiencies through a much leaner portfolio, with far fewer stock-keeping units designed to a margin.

Our ongoing simplification programme, Project Quantum, is expected to realise £1 billion of savings through simplification and efficiencies by 2022.

Through Quantum we will fundamentally re-evaluate how we are organised and reduce management layers to eliminate duplication and entrenched accountability.

We will create new capabilities and release valuable funds for further investment in our growth ambition, ensuring the Group is stronger, faster and more agile.

We will be steadfast in realising operational efficiencies, supply chain productivity and a focus on excellence in our route-to-market.

*  Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

†  Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance

A BETTER TOMORROW™ for consumers

Our consumers are at the core of everything we do and our success is underpinned by addressing their preferences, offering them a choice of enjoyable, innovative and less risky products[*†] through:

- a wide choice of high-quality and stimulating products for every mood and moment;
- brands they can trust that are manufactured to high-quality and safety standards;
- reduced-risk alternatives to combustible products;[*†]
- transparent, clear and accurate information, based on robust science, about the relative risks; and
- responsible marketing that doesn't engage or appeal to youth.

30	BAT Annual Report and Form 20-F 2020

Strategic Management

Tobacco Harm Reduction

Through World-Class Science

Tobacco harm reduction is a public health strategy to minimise the negative health impact of conventional cigarettes. It recognises the important role that alternative sources of nicotine with lower health risks offer to smokers who may not otherwise want or choose to give up. We’re clear that our business is shifting towards a reduced-risk portfolio*†, built on outstanding products, informed consumer choice, and underpinned by world-class science.

Understanding the Products and Risks

It’s widely accepted that most of the harm associated with tobacco is caused by inhaling the smoke produced by combustion.

Products that contain nicotine but don’t involve burning tobacco are likely to emit far fewer – and lower levels of – toxicants, compared to conventional cigarettes. This means they have the potential to be significantly less harmful to health.*†

For decades, nicotine has been used in licensed medicinal products. However, for harm reduction to be more effective, we must create alternatives to cigarettes that smokers want to use. Additionally, and despite a growing body of scientific evidence regarding the benefits of reduced-risk products* †, more research is required.

Assessing the Reduced- Risk Potential of our Products*

To achieve tobacco harm reduction, reduced-risk assessments need to be supported by robust science. That’s why we created our leading scientific research programme – and openly share its findings.

Most non-combustible products remain relatively new to the market. This means they lack the epidemiological data required to establish harm reduction potential over decades of use.

Instead, it’s necessary to take a weight-of-evidence approach, based on the emissions, exposure and risk levels of each product.

*  Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Note:

1.  Substantially reduced toxicants is not sufficient alone to determine reduced risk.

We use the term Potentially Reduced Risk Products (PRRPs) to cover tobacco and nicotine products that, based on available science, have been shown to be reduced-risk; are likely to be reduced-risk; or have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.

Our multi-disciplinary risk

assessment framework

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	31

World-Class Science

for A Better TomorrowTM

For more than 60 years, research and development has been a critical part of our business. The table to the right highlights how we aim to create A Better TomorrowTM through world-class science.

We invest in R&D to deliver innovations that satisfy or anticipate consumer preferences. This helps us generate business growth across all our categories. But the main focus of our investment is in reduced-risk products.* †

Product development and innovation using scientific advances and new technologies to satisfy evolving consumer needs and preferences.	Scientific evaluation of risk reduction to support evidence-based regulation and provide consumers with the information they need to make informed decisions.
Product stewardship to ensure quality and consumer safety based on robust science and toxicological risk assessments.	Collaborative development of product standards to ensure a consistent approach to product quality and safety across the industry and build consumer confidence.

New Categories Delivering Consumer Choice

For tobacco harm reduction to succeed, smokers need access to products that deliver nicotine and an enjoyable experience, with reduced risks compared to smoking.* †

That’s why we’re developing and commercialising alternative tobacco and nicotine products: Our New Categories. These don’t burn tobacco, while delivering nicotine to the user.

Hand-held battery powered electronic devices which heat a liquid formulation (an e-liquid or sometimes called ‘juice’) – often containing nicotine – to create a vapour which can be inhaled. They don’t contain tobacco.

Tobacco Heating Products (THP) are hand-held devices which heat tobacco. All THPs contain tobacco – this is a key difference from vapour products. However, like vapour products, no burning takes place, resulting in lower toxicant levels.

Modern oral products, available both with and without tobacco, are similar in appearance and use to snus, an oral smokeless tobacco product that has been widely used in Sweden since the 1800s. There are decades of research (including epidemiology) on snus, with evidence demonstrating it is a reduced-risk product compared to using traditional cigarettes.

60+ years of R&D	100+ scientists	95% fewer toxicants	1,500 R&D specialists
an important part of BAT for more than 60 years	designers, engineers and tobacco specialists helped design our THP	emitted by our Vype product, compared to cigarettes**	who predominantly focus on New Category products

**

This product is not risk-free and contains nicotine, an addictive substance. Comparison of smoke from a scientific standard reference cigarette (approximately 9 mg tar) and vapour from Vype ePen3 in terms of the average of the nine harmful components the World Health Organization (WHO) recommends to reduce in cigarette smoke.

†	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

32	BAT Annual Report and Form 20-F 2020

Strategic Management

Digital Transformation

Unlocking Commercial Value

Digital Transformation across BAT is about leveraging technology to deliver value for consumers, customers, employees, shareholders and society. Technology and data are key enablers of A Better TomorrowTM, and their exponential value is achieved as we ensure the organisation has the skills, ways of working and culture to fully exploit them.

Our business has delivered exceptional results with the acceleration of its digital transformation in 2020 and the opportunities ahead of us are huge. Our focus is to apply technology and new ways of working that deliver results faster, unlocking commercial value across the entire organisation.
The pandemic has offered opportunities to accelerate

our digital transformation even faster.

Marina Bellini Director, Digital and Information

Consumers and Customers	Manufacturing and Supply Chain	Finance, HR and Legal

4.3mn	5,000+	100%+

engagements on social media, improving our New Categories brands performance in digital channels – an increase of 100%+ vs 2019	SKUs enabled through end-to-end automation, compressing reaction times in a multi-category business	increase in hours saved through digital bots and automation of back-office activities

100+	30%+	70%+	2,900+

people newly recruited in data analytics, digital marketing technology, cyber, and new exponential technologies	Agile delivery of technology solutions across our organisation	senior leaders who have experienced our new digital immersion programme	new joiners across the organisation remotely on-boarded

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	33

Unlocking the Value of Technology and Data to Grow

Few companies can claim over 150 million daily consumer interactions and over 11 million retail points of sale. Staying connected to all of them, especially through digital, ensures better consumer engagement with brands, innovations and services that can stimulate the senses of new adult generations.

Decision-making supported by Big Data & Analytics

Significant investments in our Marketing Technology has delivered new capabilities within Social Listening, Social Activation, and Integrated Data Platforms.

–  Across the organisation, we now have access to 90TB of consumer and other relevant value chain data sources, spanning more than 25 markets.

–  Over 1,000 users can now leverage over 30 machine learning models and dashboards to aid decision-making on consumer engagement.

–  Advanced analytics and CRM capabilities are providing unprecedented opportunities to develop consumer journey mapping through industry-leading marketing automation systems.

–  Personalised communications delivered to the right consumer at the right time have enabled the growth of consumers in New Categories. This has contributed to 480,000 new THP consumers in Japan.

9.8m consumers in our database (2019: 7mn)

Best-in-class commercial digital experience Our integrated consumer marketing technology stack provides us with a Single Consumer View which captures all interactions in one place.

–  A key focus has been creating a mobile-first, consistent e-commerce user experience, and launching a subscriptions capability to increase Consumer Lifetime Value.

–  Our Direct-to-Consumer business has been accelerated through the deployment of owned e-commerce sites – taking the number up to over 40 e-commerce store fronts worldwide.

–  Owned-Retail stores are being transformed to offer a seamless digital experience.

–  This has been achieved through global Content Management Systems, digital touch points, integrated e-commerce, and CRM.

–  Our new subscription services capability has grown by 5x.

–  Our powerful business-to-business technology platform now enables over 6 million engagements a month, with fast deployment of best practices for better results for our trade partners.

Operational excellence powered by digital

New technologies have enabled the business to respond with greater agility and resilience to the complexity of our growing portfolio in New Categories and the COVID-19 pandemic.

–  We have invested in new cloud-based digital platforms to transform our supply chain which support improved visibility and prediction of demand and allows us to plan concurrently across multiple supply chain nodes.

–  By leveraging artificial intelligence and machine learning, we pro-actively manage to our stock-holding policies, sourcing, production, and logistics plans and quickly adapt to changes in the environment.

–  Cloud technology has been leveraged as an accelerator for over 55% of our processes.

–  Our Cyber Security team use industry-leading tools and technology. Rapid cyber risk reduction exercises are conducted regularly with advanced internal, and external testing followed by immediate remediations. A strong cyber culture is established within the organisation, supported by cyber simulations, awareness campaigns and customised training programmes.

200,000 test phishing emails sent across the whole organisation to increase cyber resilience

34	BAT Annual Report and Form 20-F 2020

Strategic Management

Short-Term Deliverables to Fuel A Better TomorrowTM

Ensure a Step Change in New Categories Performance

–	Vuse/Vype fastest growing vapour brand reaching 26% total vapour value share in the top 5 markets.

–	Vuse/Vype value share leader in four of the top five markets.

–	Vuse gained market leadership in Canada in migration year with 46% value share (+2,220 bps vs 2019).

–	Vuse closed system device volume share leader in the US.

Toxicology tests

Cigarette vs ePen 2

^ No observed mutagenicity under these test conditions.

† No observed genotoxicity under these test conditions.

The scientific evidence*

There is growing consensus among many public health bodies and academics that vapour products can have a significantly reduced-risk profile compared to smoking.

In the UK, for example, Public Health England has published a series of expert reviews of the latest evidence, drawing on peer-reviewed literature, surveys and other reports.

They concluded that “based on current knowledge, vaping is at least 95% less harmful than smoking”. This is supported by a wealth of other evidence reviews, studies and reports from public health bodies, regulators and academics in countries such as Australia, Canada, France and New Zealand.

It is well accepted within the public health community that, while the precise long-term effects of vaping are unknown, it is nevertheless substantially safer than smoking cigarettes.

The Royal Society for

Public Health – 2018

27

Number of markets where the Group’s vapour products are sold

*

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	35

Regulation and PMTA

The future of tobacco harm reduction has always depended on robust science, and ensuring that this is accessible to audiences outside the scientific community is critical. This need is growing stronger than ever – with a number of cases of acute lung diseases (referred to as EVALI) reported among vapers in the US in 2019, consumers want to be clear on the risk profile of these products. In addition, consumer perceptions of nicotine are evolving with many consumers over-estimating the risks associated with nicotine generally.

This also demonstrates the importance of having, and enforcing, a robust and effective regulatory framework that ensures high product standards and prevents access and appeal to youth – things we have long advocated. Robust science has to be at the centre of any regulatory development and engagement.

That’s why we welcomed the US Food and Drug Administration’s (FDA) previously announced requirement to submit Pre-market Tobacco Product Applications (PMTAs).

PMTAs are based on a summary of all research findings to demonstrate that the products meet the FDA’s criteria as “appropriate for the protection of the public health”. We filed PMTAs for four Vuse products (and our Modern Oral Velo portfolio) ahead of the deadline of 9 September 2020 and have continued to work with the FDA throughout the implementation of this new regulatory framework. While COVID-19 has caused some delays, we expect to hear more on their progress over the course of 2021. Each of our applications consists of between 100,000 and 150,000 pages, with over 150 employees contributing to each one. They represent a major milestone for us, and include results from numerous clinical, non-clinical and behavioural research studies; chemical analyses; and toxicological reviews of individual ingredients. Detailed information on product design, operation and manufacturing is also included.

In the US, we believe all of our Vuse (and Velo) products will be shown to be appropriate for the protection of public health, and we expect to receive progress updates related to our PMTA submissions over the course of 2021.

Performance summary

In 2020, our vapour brands Vuse and Vype performed well across all the top five vapour markets (US, Canada, Germany, UK and France which, collectively, represent over 75% of global industry vapour revenue), rebounding well from the EVALI crisis in 2019 and the implementation of the US flavour ban in early 2020.

Total volume of vapour consumables was up 52% to 344 million units in 2020 (2019: 226 million units, an increase of 19% on 2018), driving revenue growth of 52% to £611 million (2019: £401 million, up 26.1%) or 53% at constant rates of exchange, accelerating in the second half of the year.

In the US, Vuse Alto drove total revenue from vapour up 85% to £383 million (2019: £207 million, up 12% on 2018), or 86% (2019: up 7%) on a constant currency basis, in a market that was estimated to be down 13% in volume due to the issues mentioned earlier. Vuse Alto drove vapour value share, in the US, to 24.9% for 2020 from 16.6% for the year ended 31 December 2019, with volume of consumables 70% higher (2020: 174 million units; 2019: 103 million units). Vuse Alto also achieved market leadership (by volume) for closed system devices, with over 60% device volume share in the final quarter of 2020. Vuse is now the market leader in 15 US states (by value share) and the Alto variant represents over 85% of the Vuse mix in the US in the final quarter of 2020, up from 50% in 2019.

We performed well in 2020 and 2019 in the other top vapour markets, and reinforced our leadership positions:

–

In the UK, total vapour value share of the category was 36%, compared to 38% in 2019. Vype performed well, with value share up 350 bps driven by both ePen3 and ePod in 2020 (compared to the full year 2019) although this was more than offset by a decline in Ten Motives and the remainder of the local portfolio;

–	In France, vapour value share reached 31.5% in 2020, an increase of over 1,400 bps (versus 2019), driven by ePen3 and ePod which were launched in 2019;

–	In Canada we achieved the value share leadership position in the year while simultaneously migrating from Vype to our global brand Vuse; and

–	In Germany, Vype continued to grow vapour value share, becoming market leader, increasing 1,430 bps to 50.1% in 2020 (compared to 35.7% in 2019).

Due to the continued success of ePod and ePen3, Vuse/Vype now holds the No.1 position (by value share) in four of the top five markets.

In January 2021, we have pilot-launched our first CBD vaping product, Vuse CBD Zone. This latest innovation will allow us, for the first time, to offer adult consumers a range of high-quality CBD vaping products from our trusted, global brand, Vuse. Initially available in Manchester, UK, it will offer adult smokers and vapers sensorial enjoyment, as Vuse CBD Zone caters to a variety of moods and moments in their busy lifestyles.

In 2019 we acquired Twisp (in South Africa), a leading vaping products company. Due to the restriction in sales of cigarettes and vapour products in 2020 in South Africa in response to COVID-19, the Group delayed activities linked to the development and sales of Twisp. While we remain confident of the future potential for the vapour category, an impairment charge of £11 million was recognised in 2020 ahead of the migration of Twisp to Vuse.

The Group’s performance in 2020 was also supported by the growth of e-commerce, with Vuse/Vype being the most visited branded e-commerce site across the majority of the main vapour markets, and ranking No.1 for branded search against competitors. In December, Vuse/Vype had over 17,500 subscribers (up 5x since January 2020) with the average subscriber lifetime value equal to 3x that of a traditional retail customer.

In 2019, we announced the intention to migrate certain vapour brands to Vuse, recognising an impairment charge of £66 million in that year. Despite the challenges of COVID-19 in 2020, we successfully migrated our vapour products to Vuse in a number of markets and will continue with our brand migration programme during 2021.

Proportion of vapour revenue

by region in 2020

(£m)

36	BAT Annual Report and Form 20-F 2020

Strategic Management

Short-Term Deliverables to Fuel A Better TomorrowTM

Ensure a Step Change in New Categories Performance

–	Device volumes up 33%.

–	Consumable volumes up 19%.

–	Successful launch of glo Hyper in April 2020, driving glo to 14% volume share of category in key markets (up 30 bps on 2019) – despite withdrawal of glo Sens.

–	Record total nicotine volume share in Japan at 5.9% driven by Hyper.

–	Further market rollouts and strong innovation pipeline driving good momentum into 2021.

Toxicants of interest

Cigarette vs glo

The scientific evidence*

By heating tobacco rather than burning it, THPs have the potential to have reduced risk compared to smoking. The absence of burning dramatically changes the nature of the aerosol. Comparing cigarette smoke with glo aerosol, the levels of toxicants were reduced on average by 90-95%.

Our latest clinical trials are the first-ever of their kind to demonstrate reduced risk of Tobacco Heating Products. The results showed switching completely to glo crossed the biologically significant threshold, and marker profiles were similar to cessation.

The three-month results from our long-term glo clinical study were published in Nicotine & Tobacco Research. This new research found that smokers who switched completely from smoking cigarettes to using glo substantially reduced their exposure to certain cigarette smoke toxicants over three months.

Tests on heated tobacco... found a reduction of up

to 95% in the number of toxic chemicals emitted by heated tobacco compared with combustible cigarettes.

David Jones

MP and honorary life fellow of Cancer Research UK

20

Number of markets where the Group’s Tobacco Heating Products are sold

*

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	37

For many of the toxicants measured, the levels found in participants were similar to those in people who stopped using tobacco completely. The results were presented at scientific and media events in Japan and South Korea.

We also welcome an increasing number of independent reports that are broadly aligned with our own findings.

For example, a study commissioned by the UK Department of Health in 2017 found that people using the two available THPs on the UK market were exposed to around 50–90% less of the “harmful and potentially harmful” compounds compared with conventional cigarettes.

In 2018, a Public Health England report looked at current research on THPs and, while highlighting the need for more research, found that “compared with cigarettes, heated tobacco products are likely to expose users and bystanders to lower levels of particulate matter and harmful and potentially harmful compounds. The extent of the reduction found varies between studies”.

Leading innovation

In 2020, we continued to expand our portfolio with the launch of glo Hyper and Neo demi-slims. We went far beyond the traditional quantitative and qualitative studies as we radically re-engineered not just the glo ecosystem, but our entire way of working.

Our first step was to place consumers at the centre of the process, with insights gathered from thousands of consumers in person, across key markets. Every insight informed how we optimised the filter feel, puff satisfaction and flavour sensation.

After over 75,000 prototype sticks, we landed on an experience that we knew resonated with target consumers because it had been built in collaboration with them. The pivotal breakthrough was in harnessing our advanced induction heating technology to unlock record heating times, delivered by our signature boost feature.

The 150-strong global community of engineers, product developers, and operations teams came together across borders and time zones to build the Hyper device. It is designed to work with the new Neo demi-slims range which offer an elevated taste, with 30% more tobacco and the widest range of flavours in the market.

Performance summary

The Group’s THP portfolio grew, with consumable volume up 19% to 10.7 billion sticks (2019: up 32% to 9.0 billion sticks). Excluding Sens, THP consumable volume would have increased 29% in 2020.

This follows the launch in Japan of glo Hyper in April 2020 (which already accounts for 50% of the glo portfolio), and subsequent launches in ENA mainly in the second half of the year. glo Hyper the first-to-world THP launched with induction heating which provides a step change in consumer satisfaction with 30% more tobacco, faster heating and a boost button. This has resulted in conversion rates that are 50% higher than previous glo launches. The success of glo Hyper was achieved despite the impact of COVID-19 restrictions as the launch and ongoing marketing campaigns were successfully switched to digital platforms. This more than offset a tough comparator as the Group launched glo Pro, glo Nano and glo Sens in 2019.

Revenue declined 12.9% to £634 million (2019: up 28.9% to £728 million) with the decrease in 2020 largely due to the decision to withdraw glo Sens from the market during the second half of 2020 (being a reduction to revenue of £50 million) and the impact of excise harmonisation in Japan. The growth in 2019 was due to the increased volume in that year, partly due to the launches described earlier. Excluding the impact of the relative movements in sterling, at constant rates of exchange, this was a decrease of 12.7% in 2020 compared to an increase of 22.7% in 2019.

In Japan, following the launch of glo Hyper, glo’s total volume share grew 85 bps to achieve a volume share of 5.9% of total nicotine, (up from 5.0% in December 2019), being a category volume share of THP of 19.4% (2019: 19.6%). Temporary revenue weakness was driven by the withdrawal of glo Sens and excise harmonisation through part absorption of excise driven price increases in October. With glo capturing over 30% of category growth post excise increase, we are confident that glo will return to volume and revenue growth in Japan in 2021.

In 2020, momentum post glo Hyper launch in Russia and Ukraine continued through the second half of the year, with glo volume share in December 2020 (of cigarettes and THP) in Russia at 1.4% in December 2020, and glo’s volume share of THP more than doubling from 7.6% in June 2020 to 15.5% in December 2020. Since the launch of glo Hyper in pilot cities in Italy, glo has more than tripled its volume share of the THP category to 7.8%, with retention rates doubling.

With COVID-19 having a material impact on consumer engagement in 2020, we successfully leveraged our digital capabilities, adapting our commercial and marketing campaigns and resulting in a 1.5x increase in earned social media compared to 2019, with glo Hyper the highest interest THP new product launch recorded.

We expect to consolidate glo Hyper’s success with further market roll-outs planned in 2021. In addition, continuous product enhancements in both consumables and devices will build upon the performance in the final quarter of 2020 in Japan, Italy, Russia and Romania, providing momentum for further success in 2021.

38	BAT Annual Report and Form 20-F 2020

Strategic Management

Short-Term Deliverables to Fuel A Better TomorrowTM

Ensure a Step Change in New Categories Performance

–	Global volume and revenue growth, up 62% and 57%, respectively.

–	Consolidating modern oral category leadership in Scandinavia and growing share of total oral market.

–	US portfolio strengthened by the acquisition of certain assets from Dryft with national roll-out continuing in early 2021.

–	Future opportunity in Emerging Markets as affordable New Category proposition.

Toxicology tests

Cigarette vs Velo

The scientific evidence*

A wealth of epidemiological evidence from Sweden over many decades shows that use of snus, a type of traditional oral tobacco, is substantially less risky than smoking. This has been confirmed by the US FDA which, in 2019, in response to an application made by the company Swedish Match, formally recognised that switching completely from cigarettes to the snus products assessed can significantly lower the risks of mouth cancer, heart disease, lung cancer, stroke, emphysema and chronic bronchitis.

Already our chemical studies have shown that our modern oral products have even fewer and lower levels of toxicants than snus, and our toxicological studies have shown that the effect of this is to have even lower toxicological impact on human cells than snus. We’re confident that further research will confirm that consumers of modern oral products will be exposed to even fewer toxicants than snus users. Ultimately, we believe that modern oral products present less risk to users than cigarettes.

Smokeless tobacco products are much cleaner and less hazardous than cigarettes. Their use could reduce harm to smokers if they switched entirely to these products.

Professor Neal Benowitz

Professor of Medicine at the University of California, San Francisco

23

Number of markets where the Group’s modern oral products are sold

1. Toxtracker assay (rtkn and bscl2). 2. At equivalent nicotine doses (7.85µg/ml velo vs. 4.34µg/ml cigarette). 3. High content screening.

*

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	39

Our products

Our modern oral products are white in colour and contain high-purity nicotine, water and other high-quality food-grade ingredients, including eucalyptus and pine tree fibres, flavouring and sweeteners.

Originating in Scandinavia, Velo is now a leading global brand of nicotine pouches. These typically appeal to a broader audience than traditional oral tobacco, and because of their affordability and lack of batteries, they can be particularly popular in low to middle income countries. For example, our subsidiary in Indonesia has delivered great results from their expansion activities in Jakarta. Following a promising performance in June 2020, the test has been expanded to 5,000 consumers, which is being closely monitored to gain consumer insights.

We are also delivering a step-change in modern oral manufacturing. Truly living our ethos, our modern oral factory in Pécs put together a bold plan to implement food industry standards for modern oral manufacturing. This has enabled us to ensure the availability of products that comply with regulations in different countries.

With a cross-functional team across quality, production, engineering and EHS teams delivering technical changes and process improvements, Pécs became the first site in BAT’s history to obtain the ISO 22000 certification for food safety standard.

Performance summary

In 2020, we consolidated our leadership position in Modern Oral outside the US, while strengthening our position in the US with an expanded portfolio.

In 2020, total Group volume of 1.9 billion pouches was an increase of 62% on 2019, when volume was 1.2 billion pouches, itself an increase of 188% on 2018.

Revenue increased 57% to £198 million (2019: up 267% to £126 million). Excluding the impact of foreign exchange, this was an increase of 57% in 2020 and 273% in 2019, on a constant rates basis.

In ENA, where we are the clear market leader with 71% volume share of Modern Oral in the key markets (being Norway, Sweden, Denmark, Switzerland and Germany), revenue increased by 59% (2019: up 234%) and is now over five times the 2018 levels as the category continued to take value and volume share from the traditional oral products as follows:

–	In Sweden, we grew our leadership position in the Modern Oral category reaching 62% volume share (2019: 56%) driven by Lyft;

–	In Norway, volume share of the total oral category increased in both years, reaching 15% in 2020 (2019: 11%);

–	In Switzerland, where volume share of the total oral category reached 53%, up from 44% in 2019;

–	In Denmark, where the Group continues to lead the development of the oral category, with 75% volume share of the total oral category, compared to 62% in 2019; and

–	In Germany, Velo gained the market leadership position (by both volume and value share) accelerating the growth of modern oral within the total oral category.

In the US, while growing volume (up 45% in 2020 following the launch in 2019) and revenue (up 14% to £10 million, from £9 million in 2019), the portfolio has been strengthened by the acquisition (in October 2020) of the nicotine pouch products of Dryft Sciences, LLC (Dryft). These products have been rebranded Velo and expands the US portfolio from 4 to 28 variants, with representation in the above 6mg nicotine strength segment. This acquisition marks a further step in BAT’s societal commitment to accelerate its transformation journey to build A Better TomorrowTM. With the national rollout of Velo branded Dryft products continuing in early 2021 and a return to growth in the final quarter of 2020, we have great momentum for future success.

PMTAs for all Velo products were submitted (in the US) ahead of the 9 September 2020 FDA deadline.

Pilot schemes in emerging markets are ongoing with initial encouraging results in Pakistan and Indonesia. In Kenya, we have temporarily suspended sales due to local regulatory challenges and continue to engage with the local authorities.

We continue to believe that Modern Oral represents an exciting opportunity to offer affordable New Category alternatives to adult nicotine consumers in emerging markets, given the absence of an electronic device and a pre-existing ritual of oral product consumption in a number of markets.

In line with the simplification agenda, the Group will continue to migrate the majority of its Modern Oral portfolio to Velo during 2021, with initial migration plans delayed due to COVID-19.

In 2020, the Group has revised the reporting of modern oral volume share to be yearly average which is reflective of the year’s performance after periods of initial launch. In periods of launch, a period end rate is used to provide users with the exit share which is more reflective of short-term movements.

Proportion of modern oral

revenue by region in 2020

(£m)

40	BAT Annual Report and Form 20-F 2020

Strategic Management

Our products

We also sell a range of traditional oral products, including Swedish-style snus and American moist snuff, available in loose tobacco form or as pre-packed pouches. We have long sold snus in Sweden and Norway through our Fiedler & Lundgren business, whose brands include Granit and Mocca; and in the US we market snus under the Camel brand. Our American moist snuff products include our flagship Grizzly brand, as well as the premium moist snuff brand Kodiak.

The Modified Risk Tobacco Product (MRTP) applications for Camel Snus were discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. We continue to work closely with the FDA, which announced in December 2020 that it had reopened the comment period after our filing of additional information.

Performance summary

In 2020, volume was marginally lower (down 0.9%) on the prior year (at 8.4 billion stick equivalents), with 2019 0.6% lower than 2018.

Total revenue grew by 7.2% to £1,160 million (2019: up 15% to £1,081 million), driven by pricing in both 2020 and 2019, particularly in the US which accounts for 97% of the Group’s revenue from the category. On a constant rates basis, this was an increase in 2020 of 7.7% and 10% in 2019 (driven by pricing).

In the US, traditional oral volume declined 1.3% in 2020 (2019: down 1.5%). Value share of moist was down 25 bps and volume share down 35 bps, after a strong 2019 (value share growth of 80 bps). The 2020 decline was driven by Grizzly which was impacted by pricing pressures in the final quarter of 2019 and early 2020. Utilising revenue growth management techniques, value share has stabilised in the second half of 2020. Outside the US, which accounts for only 3% of Group revenue from the category, volume was higher by 2.8% in 2020, driven by Sweden where the Group’s Traditional Oral volume share (as a proportion of total oral) declined 80 bps after growing in 2019 by 50 bps. This was due to the growth in Lundgrens in both periods which, in 2020, was more than offset by a decline in the remainder of the portfolio, notably Granit and the de-listing of Knekt and the growth of Modern Oral.

Proportion of traditional oral

revenue by region in 2020

(£m)

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	41

Strategic management

Short-Term Deliverables to Fuel A Better TomorrowTM

Drive Value From Combustibles

Highlights

–	Strategic cigarette brands deliver value share growth of 40 bps.

–	Group value share growth of 20 bps.

–	Strong pricing, with combustible price/mix of 7.3%.

Group cigarette value share increased 20 bps in 2020 (2019: up 20 bps), driven by the US, Mexico, Colombia, Turkey, Russia, Bangladesh and Japan which offset a reduction in Indonesia and Saudi Arabia.

In 2020, Group cigarette volume declined 4.6% to 638 billion sticks (2019: 668 billion), outperforming the total cigarette market which was estimated to be down between 5.0-5.5% (2019: 3.5-4.0%).

In 2020, cigarette volume grew in Brazil (where enhanced border security and restricted population mobility due to COVID-19 led to an increase in duty paid volume), in Turkey (driven by Kent and the local portfolio), and in Bangladesh (driven by the continued strength of the local portfolio).

Developed markets have been generally relatively resilient in 2020 with little evidence of accelerated downtrading despite the pressures of COVID-19.

In the US, Group cigarette volume was up 0.5% to 73 billion (2019: 73 billion), due to the performance of the strategic portfolio. In the final quarter of the year, we reintroduced

Lucky Strike to the US market, ensuring a truly global footprint for the brand. This was against an industry that was estimated to be up 1.5% driven by reduced consumer switching to vapour, higher supply chain inventories (due to the impact of COVID-19 and the timing of price increases) and an extra selling day, and stronger consumption trends resulting from the increase in fiscal stimulus and lower gas prices.

However, due to COVID-19, production or other supply chain restrictions affected sales in several markets, including Canada and Mexico. In South Africa, a total sales ban of tobacco products came into effect from March 2020, with sales recommencing in August 2020 following the easing of lockdown restrictions. While not a significant part of the Group, travel restrictions due to COVID-19 have impacted our Global Travel Retail (GTR) business, negatively impacting Group cigarette and THP volume by an estimated 1.0%. Furthermore, volume declined in Indonesia (due to the impact of tax increases and minimum retail price compliance) and in Pakistan where illicit trade grew significantly following excise-led price increases in prior years.

Group cigarette volume declined 4.7% in 2019 to 668 billion sticks as growth in Japan, the Middle East, South Africa, Romania and Poland was more than offset by Russia (partly due to the one-off stock reduction), Egypt (largely due to the change in local taxes impacting Pall Mall), Venezuela (due to the ongoing macro-economic challenges) and the impact of market decline in the US, Indonesia, Pakistan and Ukraine.

Cigarette volume share grew 40 bps in 2020, driven by Bangladesh, Mexico, Vietnam, Russia and Turkey which were partly offset by lower volume share in Indonesia and Saudi Arabia. In 2019, this was an increase of 20 bps due to growth in Japan, Pakistan, Bangladesh, Mexico, Ukraine and Russia.

42	BAT Annual Report and Form 20-F 2020

Strategic Management

Short-Term Deliverables to Fuel A Better TomorrowTM

Drive Value From Combustibles

The performance was underpinned by the strategic cigarette brands, with volume share 30 bps higher in 2020 (2019: up 70 bps driven by migration in Brazil and Colombia, or 30 bps excluding migrations):

–	Dunhill’s overall volume share was down 20 bps (2019: stable) as growth in Romania and Netherlands was more than offset by declines in Saudi Arabia, Indonesia, Brazil, South Africa and Malaysia. Volume was 17% lower (2019: down 5.5%), largely due to the impact of the tax increases and minimum retail price compliance in Indonesia, the impact of COVID-19 on both South Africa (where there was a temporary sales ban in the year) and our GTR business, and the ongoing challenging operating environment in Malaysia;

–	Kent’s volume share grew 10 bps (2019: up 10 bps) as growth in Brazil, Saudi Arabia, Turkey and Russia more than offset lower volume share in Romania and Japan. Volume was up 2.0% (2019: down 1.3%) as growth in Brazil, across the Middle East (including Saudi Arabia), Russia and Turkey more than offset lower volume in Japan;

–	Lucky Strike’s volume share grew 10 bps (2019: stable), as growth in AmSSA (particularly Brazil, Colombia and Argentina) and in Japan more than offset lower volume share in Indonesia, Spain and France. Volume declined 2.0% as the impact of the tax increases and minimum retail price compliance in Indonesia, and lower volume in France and Spain, more than offset higher volume in Brazil, Japan and Argentina. Lucky Strike was re-introduced in the US in the final quarter of 2020;

–	Rothmans’ volume share was 20 bps higher (2019: up 50 bps) as growth in Brazil, Colombia, New Zealand, Malaysia, Russia and Ukraine was partly offset by Pakistan and Turkey. Volume was 6.1% higher (2019: up 2.5%) as growth in Brazil, Pakistan and Bulgaria more than offset lower volume in Ukraine and Turkey; and

–	Pall Mall’s volume share was stable (2019: up 10 bps) as growth in Pakistan, Australia, Mexico, South Africa, Chile and Canada was offset by lower volume share in New Zealand, Saudi Arabia, the US and Argentina. Volume was down 6.0% (2019: down 6.7%) largely driven by Pakistan, Saudi Arabia and South Africa.

The Group’s US domestic strategic combustible portfolio performed well:

–	Newport volume share increased 40 bps (2019: up 40 bps), while volume grew 2.3% (2019: down 3.9%), with growth in both the menthol and non-menthol variants;

–	Natural American Spirit performed well with volume share up 10 bps (2019: up 10 bps). Volume was up 6.0% against 2019 (2019: 0.5% increase); and

–	Camel’s volume share declined 10 bps in the US (2019: down 10 bps) with volume up 1.2% (2019: down 6.0%).

Volume of other tobacco products (OTP) declined 1.7% to 20 billion sticks equivalent (2019: 7.1% decline), being 3% of the Group portfolio (2019: 3%).

In 2020, revenue from combustibles was down 1.1% at £22,752 million (2019: £23,001 million, growth of 4.2%).

Higher pricing across the Group in 2020, notably in the US, Russia, Germany, Canada, Australia, Mexico and Pakistan, was more than offset by the impact of lower Group volume, partly related to the impact of COVID-19 and a translational foreign exchange headwind of 3.7%. COVID-19 was estimated to be a headwind on Group revenue of approximately 2.5%, largely due to the restrictions in travel (impacting GTR) and due to the restrictions imposed in South Africa during the year.

The growth in revenue in 2019 was largely due to pricing, notably in the US (including a reduction in discounting), Canada, Kenya, Mexico, Nigeria and Saudi Arabia, and an improved geographic mix as the performance in high value markets such as Japan, South Africa, Romania and Australia combined with reduced volumes in lower value markets such as Pakistan and Egypt. This more than offset unfavourable portfolio mix due to the relative growth of lower value products, such as Rothmans and Pall Mall, and lower total volume.

After adjusting for the short-term impact of excise on bought-in goods (impacting 2019 and 2018) and the translational foreign exchange headwind (2019: tailwind of 0.6%), adjusted revenue from combustibles at constant rates of exchange was up 2.8% to £23,594 million. In 2019, this was an increase of 4.6%.

Change in cigarette volume share in key markets (bps)

+40 bps

Definition: Annual change in cigarette volume share – being the number of cigarettes bought by consumers of the Group’s brands in key markets as a proportion of the total cigarettes bought by consumers in those markets (see page 274).

Change in cigarette value share in key markets (bps)

+20bps

Definition: Annual change in cigarette value share – being the value of cigarettes bought by consumers of the Group’s brands in key markets as a proportion of the total value of cigarettes bought by consumers in those markets (see page 274).

45

Number of cigarette factories in 43 countries

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	43

Short-Term Deliverables to Fuel A Better TomorrowTM

Simplify the Business

Highlights

–	Quantum enabled £660 million gross savings through organisational change and productivity initiatives.

–	On track to deliver at least £1 billion annualised savings by end 2022.

–	Revenue Growth Management and Marketing Effectiveness initiatives ready to be deployed.

–	In-house ‘Ventures’ business created and operational.

In 2019, we announced ambitious plans to fundamentally re-evaluate how we are organised and a redesign of management layers to eliminate duplication and entrenched accountability. We called this Project Quantum – designed to create new capabilities and release valuable funds for further investment in our growth ambition, ensuring the Group is stronger, faster and more agile.

In 2020, we realised the benefits of the first phase of Quantum. Alongside greater organisational speed and agility, Quantum drove significant cost savings, realising £660 million of gross savings through organisational change and productivity initiatives. However, further work on core processes and ways of working simplification is ongoing.

The second phase of Quantum will build on this success with the organisation ready for project roll-outs from the beginning of 2021, covering areas such as:

–	further operational efficiency;

–	route-to-market focus; and

–	supply chain productivity.

The key objective in 2020 was to finalise the operational design of the second phase, running pilots in the second half of the year in a few strategically important geographies with the aim to use the learnings to fine-tune the design and methodology to support a successful wider roll-out programme in 2021 and beyond.

We are well on track to deliver the target of £1 billion total annualised cost savings from Quantum by 2022, in addition to the benefits from our:

–	Revenue Growth Management; and

–	Marketing Effectiveness initiatives.

The savings from Quantum are being used to fund investment in New Categories, leveraging new capabilities. We are attracting new talent from a diverse range of industries globally, in areas such as:

–	IP;

–	insights and analytics;

–	product innovation;

–	design and technology; and

–	digital media.

These skills are supporting our work into foresights beyond nicotine, 21st century brand building, direct-to-consumer marketing and e-commerce, and advanced digital and data analytics.

In addition, in 2020 the increased agility brought about through Quantum and our diverse geographic footprint enabled us to quickly and effectively adapt and navigate the challenges caused by the global pandemic.

At the end of 2019 we established our corporate venturing unit, Btomorrow Ventures (BTV) and made excellent progress in 2020. During the course of the year, BTV made minority investments in eight small, innovative technology and consumer businesses, providing us with an exciting capability ecosystem for the future.

44 BAT Annual Report and Form 20-F 2020 for society and the environment By moving from a business where sustainability has always been important to one where it is front and centre, in all that we do. We are committed to a step-change in our sustainability ambition. We have a number of stretching targets, which we are confident will deliver A Better TomorrowTM for all our stakeholders. These include: increasing our number of non-combustible product consumers from 11 million in 2019 to 50 million by 2030; achieving carbon neutrality by 2030 for our own business activities, and accelerating our existing environmental targets to 2025; and eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.A BETTER TOMORROW TM

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	45

Awards and Recognition

Our sustainability efforts and commitment to high standards have received notable independent recognition over the years, including the following.

Investor Ratings

Dow Jones Sustainability Indices (DJSI)

We are the only company in our industry listed in the prestigious World Index, representing the world’s top 10% ESG performers. We have achieved inclusion in the indices for 19 consecutive years.

MSCI

We achieved a ‘BBB’ rating in the most recent MSCI ESG Ratings, which help investors identify and understand financially material ESG portfolio risks.

Best-in-class ISS Score

We achieved the highest rating for the ISS Social Disclosures QualityScore, which identifies best-in-class sustainability disclosure practices.

Sustainalytics

We achieved a score of 27.8 in the most recent Sustainalytics ESG Risk Ratings, which give investors insights into financially material ESG risks in their portfolios.

Vigeo Eiris

We scored 47% (up by 5pp from 2019) in the most recent Vigeo Eiris rating. Vigeo Eiris, a rating and research agency, evaluates organisations’ integration of ESG factors into their strategies, operations and management.

CDP Climate A-List

Our A-List inclusion for the second year recognises our actions to cut emissions, mitigate climate risks and contribute to a low-carbon economy. We are also proud to have achieved A- in CDP Water, and to be included in Supplier Engagement Leaderboard.

Awards and Recognition

Gold Class Sustainability Award

In 2021, we were awarded Gold Class in RobecoSAM’s Sustainability Yearbook, which showcases the best performing companies in terms of financially material ESG metrics.

Vype UK Product of the Year Award

In early 2020, our Vype ePod won in the e-cigarette category at the UK Product of the Year awards – the UK’s largest consumer survey of product innovation.

Global Top Employer

We have been recognised as a Global Top Employer for four consecutive years, acknowledging our commitment to best-in-class working environments and career opportunities.

Financial Times Diversity Leaders Report

We have ranked in the top 10% for two consecutive years. The report recognises organisations that have achieved a diverse and inclusive workforce.

CRRA Reporting Awards – Openness and Honesty

We won the ‘Openness and Honesty’ award for our 2018 Sustainability Report at the 2020 Corporate Register Reporting (CRR) Awards – a testament to our approach to transparently reporting on key ESG challenges.

Disability Confident Committed

We achieved certification in 2020 as a Disability Confident Committed employer under the UK Government’s accreditation scheme.

46	BAT Annual Report and Form 20-F 2020

Strategic Management

Putting ESG Front and Centre

ESG Enablers

As we evolve our Group strategy, we are also evolving our Sustainability Agenda. We are moving ourselves from a business where sustainability has always been important, to one where it is front and centre in all that we do.

Our Sustainability Agenda is integral to our evolved Group strategy.

Our Sustainability Agenda reflects our commitment to reducing the health impact of our business and excellence across our other ESG priorities. Our approach is driven by extensive stakeholder insights, and we commission an independent review of our most material ESG topics each year.

Through this robust process, we engage with a wide range of stakeholders to understand what matters most to them, complemented with ongoing risk monitoring, research and benchmarking.

This approach ensures we keep pace with emerging topics and stakeholder expectations.

Outlined here are the priority areas that form the core of our Sustainability Agenda. You can read more about how we identify and prioritise these areas on page 111 of our 2020 ESG Report.

Highlights during the year

–	Growth of our New Categories revenues by 15% to £1.4 billion.

–	A 37.4% reduction of our Scope 1 and 2 carbon emissions from our 2017 baseline.

–	The first company in the tobacco and nicotine industry to publish a Human Rights Report. Aligned to the UN Guiding Principles, it outlines how we address human rights impacts across our business and supply chain.

–	Announced new ambitions for zero child labour and zero forced labour in our tobacco supply chain by 2025.

H Reducing the HEALTH impact of our business Consumer choice World science -class and Standards regulation

Excellence in Delivering a positive Robust corporate ENVIRONMENTAL SOCIAL impact GOVERNANCE management Climate change Human rights Business ethics Water Farmer livelihoods Responsible marketing Biodiversity and afforestation Health and safety Regulation and policy People and culture engagement Waste

Creating shared value for Consumers Society Employees Shareholders

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	47

In 2020, we launched our evolved Group strategy focused on building A Better TomorrowTM for all of our stakeholders. As we set about future proofing our business, we have developed a set of ambitious targets that will act as a catalyst for a decade of action.

Our roadmap to A Better Tomorrow™

1.	Theoretical ability to be recycled externally assessed. Actual recycling rates may vary across geographies based on local infrastructure.

2.

Reported via our Thrive assessments covering BAT contracted farmers and farmers contracted to our strategic third-party suppliers, representing more than 80% of our total tobacco leaf purchases in 2020.

48	BAT Annual Report and Form 20-F 2020

Strategic Management

ESG Framework

We have a comprehensive suite of policies, principles and standards that underpin our commitment to high standards of corporate responsibility and driving excellence in ESG.

Our Sustainability Agenda is supported by our Group policies and principles that are endorsed at Board-level and aligned with international standards.

Our Board has overall responsibility for our Sustainability Agenda and ESG focus areas, while the Audit Committee monitors sustainability and ESG performance, risks and adherence to our standards. The Regional Audit and CSR Committee (RACC) framework underpins the Audit Committee and provides a flexible channel for the structured flow of information through the Group.

Our Management Board, chaired by the Chief Executive, has overall responsibility for overseeing the implementation of Group strategy and policies, including those relating to ESG. Members of the Management Board are responsible for overseeing delivery against ESG targets for areas under their individual remit.

Key governance channels – Our Board, the Audit Committee and RACC reviews of ESG performance.
Read more about the key Board and Audit Committee activities on pages 100 and 110

– Management-level committees, including Operations Sustainability Forum, Supply Chain Due Diligence Committee and Youth Access Prevention Governance Committee.

Sustainability: Our policies[1]	Summary of areas covered	Stakeholder groups

Employment Principles	Employment practices, including commitments to diversity, reasonable working hours, family-friendly policies, employee wellbeing, talent, performance and equal opportunities, and fair, clear and competitive remuneration and benefits.	Our People

Standards of Business Conduct (SoBC)	Speak Up, conflicts of interest, anti-bribery and anti-corruption, gifts and entertainment, respect in the work place, human rights, lobbying and engagement, political and charitable contributions, corporate assets and financial integrity, competition and anti-trust, anti-money laundering and tax evasion, anti-illicit trade, data privacy and information security.	Our People Governments and Wider Society

Environmental Policy	Our commitments to following high standards of environmental protection, adhering to the principles of sustainable development and protecting biodiversity covering our direct operations and supply chain, including agricultural, manufacturing and distribution operations.	Our People Consumers Customers Suppliers Governments and Wider Society

Health and Safety Policy	Our commitments to applying the highest standards of health and safety.	Our People

Supplier Code of Conduct	Standards required of our suppliers worldwide, including business integrity, anti-bribery and anti-corruption, environmental sustainability, anti-illicit trade and respect for human rights (covering equal opportunities and fair treatment, health and safety, prevention of harassment and bullying, child labour and modern slavery, conflict minerals and freedom of association).	Our People Customers Suppliers Governments and Wider Society

Strategic Framework for Corporate Social Investment (CSI)[2]	Sets out our Group CSI strategy and how we expect our local operating companies to develop, deliver and monitor community investment programmes within two themes: Sustainable Agriculture and Rural Communities; and Empowerment.	Governments and Wider Society

International Marketing Principles	The standards that govern marketing across all our product categories and including the requirement for all our marketing to be targeted at adult consumers only.	Consumers Customers Suppliers Our People

Group Data Privacy Policy	The manner in which BAT processes personal data about all individuals, including consumers, employees, contractors and employees of suppliers.

These policies and principles are endorsed by our Board, apply to all Group companies and support the effective identification, management and mitigation of risks and issues for our business in these and other areas.

Notes:

1. Further details of our Group policies and principles can be found at www.bat.com/principles

2. Further details of our Strategic Framework for Corporate Social Investment can be found at www.bat.com/csi

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	49

Reducing the Health Impact of Our Business

At BAT, we have a clear purpose to build A Better TomorrowTM by reducing the health impact of our business.

World-class science

The reduced-risk potential of New Category products needs to be supported by sound science. We conduct cutting-edge research to substantiate the reduced risk potential of our New Category products.

We are gaining significant momentum with our consumers, as satisfying consumer needs effectively is a key indicator of how rapidly we can achieve A Better TomorrowTM.

Read more about tobacco harm reduction on pages 30 to 31

Over the last decade, we have built a team of the best scientific talent. Today, we have over 1,500 dedicated scientists and engineers, generating world-class science and demonstrating the reduced-risk profile of our New Category products compared to smoking.*†

We openly share our science on bat-science.com. To date, we have published over 90 peer-reviewed research papers on our New Category products and the results indicate they have the potential to be significantly less risky than cigarettes. We are continuing to establish more evidence to support this.

We are focused on reducing the health impact of our business through a multi-category approach. We can do this by offering consumers the widest range of enjoyable, less risky products.*†

We are uniquely positioned to deliver this, with our deep consumer insights, world-class science and innovation to put consumers right at the centre of our transformation.

While we are absolutely committed to delivering A Better TomorrowTM, we know we can’t do this alone. Our success depends on building an acceptance of harm reduction, with consumers, regulators and society understanding the reduced-risk potential of these products.

We strongly believe there are three key enablers to make this a reality: enabling consumer choice to meet diverse needs of consumers, substantiating the reduced-risk profile of New Category products through world-class science, and a collaborative approach to responsible regulation.*†

Satisfying Consumer Moments

Smokers are more likely to switch to new products if they can find satisfying alternatives that offer sensorial enjoyment and recapture consumer moments long-associated with tobacco that have been lost to shifting trends. We have a deep understanding of our consumers and we use these insights to develop an exciting product portfolio across a range of categories. These include vapour products, tobacco heating products (THPs) and modern oral products.

Find out more about our New Category products on pages 34 to 39.

We know scientifically substantiated risk profiles for New Category products are absolutely essential in making tobacco harm reduction a reality. And, we are proud to be leading the way with our world-class science. Our latest clinical trials are the first-ever of its kind to demonstrate reduced risk of Tobacco Heating Products.

Driving Innovation

In February 2020, we created Open Innovation, a new team inside our New Categories R&D function. The team works in partnership with BTomorrow Ventures – the Group’s corporate venture capital unit. Together, we are building an ecosystem of partners to help us access world-class technology and increase collaboration with start-ups and leading IP inventors.

Our aim is to gain early access to innovative technologies or products, and enable greater collaboration or sharing of strategic IP. To realise that goal, we scout for partners (including startups) that have technologies and materials which hold promise for our product pipeline.

*	Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

†

Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance

50	BAT Annual Report and Form 20-F 2020

Strategic Management

Reducing the Health Impact of Our Business

Continued

Through our Open Innovation teams and BTomorrow Ventures, we consider how we can fill technology gaps, integrate new technologies, and take advantage of investment opportunities.

Standards and Regulation

We believe a stakeholder-inclusive, whole-of-society dialogue which includes regulators, policy makers, consumers and the industry is key to developing effective policies that can accelerate tobacco harm reduction as fast as possible.

Everywhere we operate, we want to see the standards we hold ourselves to become the industry benchmark and the basis for future regulation. That’s why we share our approach, information and expertise with industry groups, governmental technical advisory committees, standards bodies and other key stakeholders.

To achieve this goal, we engage with task forces, such as those of the Cooperation Centre for Scientific Research Relative to Tobacco (CORESTA), and make presentations on the global implications of product standards at conferences, such as those of the Food and Drug Law Institute (FDLI), and the Global Tobacco and Nicotine Forum (GTNF).

We contribute to the development of international standards by working bodies such as the British Standards Institute, ISO and the European Standards Body, CEN, who we have collaborated with on new vaping standards.

We support appropriate regulation of New Category products. In fact, we believe good regulation is critical for creating a fertile ground for responsible growth.

We are engaged with stakeholders around the world to advocate for proportionate regulation, as outlined under “How we think New Category products should be regulated”.

Other ESG focus areas

In addition to our commitment to reducing the health impacts of our business, we also continue to focus on a wide range of other important ESG issues, as outlined on pages 51 to 57.

How we think New Category products

should be regulated

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	51

Excellence in Environmental

Management

We have a global footprint and rely on natural resources to run our business.

Securing resources in a climate-resilient supply chain is key to delivering our business strategy. We are driving environmental excellence for a greener tomorrow.

Emissions[1]	2020[2]	2019	2018
Scope 1 CO2e emissions (‘000 tonnes)	342	396	415
Scope 2 CO2e emissions (‘000 tonnes)	199	386	426
Scope 3[3] CO2e emissions (‘000 tonnes)	N/A	6,781	6,956
Total statutory emissions (Scope 1 and 2 in ‘000 tonnes)	541	782	841
Intensity (tonnes per £ million of revenue)	20	30.4	32.6

Notes:

All data is calculated on the basis of the Greenhouse Gas (GHG) Protocol Corporate Standard.

1. Scope 1 reporting includes: emissions from energy consumed at our factories and offices (coal, natural gas, woodfuel, diesel and LPG), emissions from our dry ice expanded tobacco plants, and fuel consumed by our fleet vehicles. 2019 UK BEIS fuel to energy conversion factors were used in calculations. Scope 2 reporting includes: emissions from electricity purchased and consumed at our factories and offices, purchased steam and hot water. Scope 3 reporting includes: all 15 categories of the GHG Protocol.

2. 2,200 tonnes of our Group Scope 1 emissions, and 398 tonnes of our Group Scope 2 emissions are from UK-based activities. Following the closure of our UK factory in late 2019, our UK-based activities in 2020 were limited to non-manufacturing activities, and included running our offices and trade marketing activities that utilise fleet vehicles.

3. Consolidation and verification of our 2020 Scope 3 data is ongoing to fully align with the GHG Protocol. 2020 data will be reported in the 2021 Annual Report and Form 20-F. 2017 and 2018 data are restated from previously published figures (8,254 and 7,547, respectively), as we improved our data collection systems. This includes a greater accuracy for emissions from our purchased goods and services, and replacing previously used estimates with actuals in a key market. 2017 data is restated as: 6,952.

Energy consumption (million kWh)	2020		2019	2018
From activities for which the Company is responsible	1,572	[4]	1,820	1,985
Resulting from the purchase of electricity by the Company for its own use	996	[5]	1,054	1,089

CO2e emissions

(in ‘000 tonnes)

541

37.4% lower than 2017 baseline

Definition: Group Scope 1 and Scope 2 carbon dioxide equivalent (CO2e) emissions.

Target: Reduce our Scope 1 and 2 CO2e emissions by 30% by 2025 compared to 2017 baseline, and carbon neutrality by 2030.

Water use

(total water withdrawn in mn metres)

4.03

22.5% lower than 2017 baseline

Definition: Group water use in million cubic metres.

Target: Reduce water use to 3.38 mn metres by 2025, 35% lower than our 2017 baseline.

Recycling

(percentage of waste recycled)

90.7%

Definition: Total percentage of Group waste reused, recycled or incinerated for energy recovery, against total waste generated.

Target: Recycle 95% or more by 2025 in each year.

Notes:

4.	Data reported includes energy from the combustion of fuel and the operation of any facility. Of the total figure reported for the Group, 10 million kWh is from the UK-based activities.

5.

Group data reported includes electricity purchased and consumed at our factories and offices, purchased steam and hot water. Our UK-based facilities only purchase electricity and do not purchase heat, steam or cooling. Of the total figure reported for the Group, 17 million kWh is from the UK-based activities.

52	BAT Annual Report and Form 20-F 2020

Strategic Management

Excellence in Environmental

Management Continued

Addressing the Impacts of Climate Change

A strengthened climate strategy

Addressing climate risks and opportunities across our value chain is key to the sustainability of our business. At the beginning of this year, we set a bold target: to achieve carbon neutrality by 2030 for our Scope 1 and 2 emissions. And we know we need a step change to deliver this.

We are utilising multiple opportunities, from on-site renewable energy generation, to purchasing renewable electricity. We’ve also started adopting a shadow internal carbon price to incentivise low-carbon decision-making in our business.

We have commissioned a detailed climate scenario analysis to review potential impacts of global warming in 10 of our major tobacco-growing markets. These include projected scenarios in relation to physical changes in temperature, rain, water-balance and climatic risks and the potential impacts these will have on tobacco growing conditions.

In addition, we recognise the importance of providing consistent and reliable climate-related information to investors and other stakeholders. This year, for the first time, we have included a ‘TCFD alignment at a glance’ feature in our report, and have expanded both our management approach and disclosures. We will fully align our reporting for 2021 with the TCFD framework.

Governance of our climate strategy

Our carbon neutrality and other environmental targets have been endorsed by our Board. The role of our Board and the Audit Committee in reviewing climate-related risks and performance is further outlined on pages 100 to 116. The Operations Director is responsible for overseeing delivery against environmental targets.

Climate-related risks

In early 2020, we updated our Group risk register to incorporate transitional risks of climate change as a risk to the Group to be mitigated, as outlined on page 112 in more detail.

Metrics and targets

We have achieved a 30.9% year-on-year reduction in our total Scope 1 and 2 carbon emissions in 2020. In total, these equalled 540,864 tonnes, 37.4% lower than 2017, our baseline year. Drivers include a 10.6% reduction in direct energy consumption and an increase in renewable energy use which now stands at 26.8% – a 16 pp increase over 2019. We anticipate the return to on-site working in 2021 may lead to a slight increase in carbon emissions and energy use next year. Still, we remain on track for delivering against our Scope 1 and 2 carbon neutrality target.

Meeting our ambitious climate targets will require collective effort across the Group and, given our Scope 3 emissions represent around 90% of our total carbon footprint, addressing impacts in our supply chain is also crucial.

Our Scope 3 emissions decreased by

2.4% in 2019 from the 2017 baseline, driven by a reduction in purchase volume and decreases in fuel use for tobacco curing.

Find out more on how we are addressing climate change on pages 41-48 of our 2020 ESG Report.

Governance of our climate risks

Board of Directors Committee Audit Management Board Operations Sustainability Forum, led by Director, Operations

Group Head of EHS	Group Head of Leaf	Group Head of Supply Chain	Group Head of Manufacturing	Group Circular Economy Lead	Head of ESG

TCFD alignment at a glance

TCFD	Group progress
Governance Disclose the organisation’s governance around climate-related risks and opportunities.

–  The Board approves environmental targets, including in relation to climate change, and, with the Audit Committee, reviews climate change risks and impact on the Group. The Board reviews progress against environmental targets twice a year.

–  The Management Board oversees implementation of climate change and environmental targets. The Operations Sustainability Forum, led by the Operations Director, reviews performance on a quarterly basis.

–  The Group Risk Committee reviews the impact of acquisitions on climate change risks.

Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning where such information is material.

–  Strengthened our climate strategy, focused on the environment, our supply chain and our people and culture.

–  Climate scenario risk assessments conducted to two different climate scenarios, including a 2-degree or lower scenario.

–  Significant climate risks to tobacco-growing conditions identified as a result of climate change, with a comprehensive action plan to address risks being developed. Already, BAT has rolled out innovative curing technologies that reduce carbon emissions to contracted farmers in five countries.

Risk management Disclose how the organisation identifies, assesses, and manages climate-related risks.

–  Modelled material risks to the Group up to 2050 for 10 tobacco-growing markets, with transition risks being reviewed in 2021.

–  Local short- to medium-term risk prevention and mitigation assessments performed at least twice a year.

–  Group Risk Register now includes both physical and transition risks of climate change as a risk to the Group, reviewed regularly by senior managers.

–  Expanded internal environmental reporting tool to capture climate change physical and transition risks and opportunities.

Metrics and targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

–  GHG emissions and energy use primary climate change metrics for BAT.

–  Other climate-related metrics for water use and waste management.

–  Targets to reduce Scopes 1, 2 and 3 emissions, including encouraging supply chain to set own targets.

–  Introduced a shadow internal carbon price to facilitate certain operational decisions.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	53

Water

We have a long-established approach to driving water stewardship, across our own operations and tobacco supply chain.

While our industry is not particularly water intensive, with the changing climate, water scarcity is a growing concern around the world. We need to make informed, risk-based decisions to effectively manage this essential natural resource.

We are further strengthening how we review water risk, across our value chain, in line with best practice standards.

Driving water stewardship in our own operations

Through our long-standing environmental management systems, we have been steadily decreasing water use and increasing water recycling for several years.

In 2020, we started further assessing water risks using the global benchmark Alliance for Water Stewardship (AWS) standard.

We’ve been steadily decreasing our water use and increasing water recycling for several years. In 2020, we achieved a 10.8% year-on-year reduction in total water withdrawn, and recycled 15.3% of our water.

Driving water stewardship in our supply chain

Due to the variety of locations in which we source tobacco leaf, only 30% requires irrigation. However, we encourage drip irrigation by our contracted farmers to preserve water sources.

We adopt a comprehensive approach, assessing water risks, climate impacts and subsequent water deficits from rainfall. Our Water Risk Assessment is based on WRI’s Aqueduct Water Risk Atlas and is fully incorporated in our Sustainable Tobacco Programme (STP).

Through our global leaf agronomy centre, we have developed ‘floating’ systems for growing tobacco seedlings, based on hydroponics, that use about 85% less water per hectare and have the potential to increase the yield by up to 36% compared to traditional systems. These have been successfully introduced to our contracted farmers in eight countries, and we have plans to expand to more.

Biodiversity and Deforestation

We have a long and proud history of working directly with farmers around the world to advance agriculture. We provide farmers with best practice environmental information and introduce them to new sustainable farming practices.

Preserving natural capital in tobacco growing

Conserving water, reducing deforestation, avoiding soil erosion and preserving soil fertility are all crucial for sustainable agriculture. We manage these interlinked issues by developing sustainable soil management practices and introducing our contracted farmers to these technologies in all our leaf operations, appropriate to the growing conditions.

Sustainable fuels for tobacco curing

We have an ongoing commitment to eliminate the use of unsustainable sources of wood by our contracted farmers for curing fuels. Monitoring of the last three years of our contracted farmers’ wood use for curing has shown over 99% was from sustainable sources.

Afforestation initiatives in farming communities

We support community-based afforestation programmes in a number of countries. For example, our afforestation programmes in Bangladesh and Pakistan date back to the early 1980s and have planted over 196 million tree saplings combined. Both are recognised to be among the largest private sector-driven programmes in these countries.

Waste

By using resources efficiently and in an innovative way, and by making decisions with consideration for the environment, we can address both our immediate impacts and the likely pressures on the business in the future.

We adopt circular economy principles, which will deliver better products for our consumers, create efficiencies in our operations, offer our employees opportunities to innovate and reduce our overall environmental impact on the planet.

Innovative product designs

We have reviewed our New Category products and identified a number of opportunities to take immediate action. This includes the removal of silicon end caps, removal of plastic insert trays, reduction in cardboard packaging and the removal of polypropylene overwrap, all of which we are currently exploring.

A zero-waste mindset across our operations

We are digitally transforming manufacturing in order to reduce tobacco and other waste, lessen energy usage, limit stoppages to production and save personnel time.

Digitally monitoring our farms

We are leveraging the power of technology to enhance and accelerate our connectivity with our contracted farmers and farming communities. Our Farmer Sustainability Management (FSM) app is a digital platform that supports the work of our field technicians as they collect data about contracted farmers’ agricultural practices. The app also enables us to gather information against farm-level criteria for STP assessments, as well as monitor progress against our Thrive programme.

Find out how FSM enables us to work with farmers in developing local action plans, including on water stewardship, in our ESG report, page 118.

Find out how our Thrive programme enables us to identify and address the long-term risks that could impact on the sustainability of agriculture and farmer livelihoods, in our ESG report, page 117.

This transformation delivers a multitude of benefits from a 5-10% reduction in waste, smaller carbon footprint, lower utility costs and a significant reduction in costly stoppages, while saving 1,000s of working hours.

We are committed to recycling at least 95% of our total waste generated, which is more challenging in locations with limited recycling and waste management facilities. Nevertheless, 27% of our manufacturing sites have already achieved zero waste to landfill and another 27% are recycling at least 95% of their waste.

Responsible disposal of our New Category products

We plan to implement take-back schemes for all our New Category devices by the end of 2021. Already, we are piloting electronic device or e-liquid pod return schemes in France, Japan, Mexico and the UK.

Reducing the environmental impacts of cigarettes

As we research, develop and manufacture our products, we continue to look at opportunities to reduce the environmental impact of cigarette filters.

Research shows that consumer education and awareness-raising initiatives are likely to be some of the most effective measures. At BAT, we support a number of such initiatives and education campaigns that have been effective in reducing butt littering.

A detailed list of initiatives we support can be found in our ESG report, pages 57-60

54	BAT Annual Report and Form 20-F 2020

Strategic Management

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

The most significant challenges for human rights are in our tobacco supply chain and this has been a priority area for us for many years. The industry-wide Sustainable Tobacco Programme (STP) focuses on tobacco supplier due diligence, aligned to international standards. Our own Thrive programme is focused at the farm-level and seeks to identify and address the root causes and long-term challenges around human rights, including rural poverty.

We complement our farm monitoring and STP and Thrive assessments by conducting human rights impact assessments (HRIAs) in selected countries. HRIAs follow a defined process for identifying, assessing and responding to actual and potential human rights impacts, including the root causes and how they manifest.

We conducted HRIAs in India and Indonesia in 2019 and in Mozambique in 2020. Two more assessments are planned for 2021.

We know that eliminating child labour is a major challenge for everyone involved in global agricultural supply chains.

In 2020, child labour incidents were identified on 0.5% of farms. A total of 1,308 incidents were identified, the majority of which related to preparing bales, watering and weeding, and harvesting and stitching tobacco. Of these, 98.5% were reported as resolved, where a remediation plan is implemented with the farmer that considers the individual circumstances. Wherever possible, this plan involves local community or school support. In a small number of cases, where there is persistent non-compliance, the farmer’s contract is not renewed for the next growing season – this is the case for six outstanding unresolved incidents. The remaining 13 cases occurred at the very end of the growing season, for which a remediation plan was implemented that will be verified at the start of the next season. *

*

Data refers to hazardous child labour by anyone under the age of 18 which could be harmful to their health, welfare or development (for example, handling mechanical equipment or agrochemicals). Scope of data reported is outlined on page 47 under footnote 2.

While no incidents of modern slavery were identified, one third-party supplier reported identifying five incidents of forced labour-related non-compliance. In one case a farm labourer reported being forced to undertake tasks they hadn’t agreed to, one case related to unfair deductions from a labourer’s wages and a further three cases related to withholding of agreed benefits. All incidents were immediately investigated and resolved by our supplier as part of their formal due diligence procedures.

Our training and communications programmes help to raise farmers’ awareness and increase understanding of human rights, tailored to the local context. In 2020, more than 38,000 human rights training sessions were held, with over 390,000 attendances.

All our other products materials are subject to annual human rights risk assessments, and independent audits by Intertek, our audit partner. In addition, we audit high-risk indirect service suppliers. In 2020, a total of 93 supplier audits in 17 countries were conducted.

Despite delays due to COVID-19 restrictions, we are pleased that, by year-end, 67% of corrective actions for issues identified in the audits were fully completed and verified by Intertek – in desktop reviews for the moderate issues and 13 on-site follow-up audits for the major issues. All outstanding actions are in progress and will be verified by Intertek in the first quarter of 2021.

Our Group-wide policies, procedures and controls help to substantially mitigate human rights risks in our own businesses. However, we recognise that we need to continually work to ensure these are effectively applied and that we carefully monitor the situation, particularly in countries assessed as higher risk, such as where regulation or enforcement regimes are limited, or there are higher levels of corruption, criminality or unrest.

We have a defined process to identify and carefully monitor BAT operations in countries with a higher risk for human rights issues. Our businesses in each high-risk country identified complete a human rights assessment, and the process is monitored by our Audit Committee. In 2020, our operations in 24 countries were identified as high risk.

Further detail on our approach, our Human Rights Focus Report and our Modern Slavery Act statement are available at bat.com/humanrights

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	55

Farmer Livelihoods

Rural poverty is recognised as a root cause for wider issues in agriculture, such as child labour, poor safety standards and urban migration. If we can support tobacco farmers to have prosperous livelihoods, we can help address these issues while also securing our tobacco supply chain.

We support our 84,000+ directly-contracted farmers through our Extension Services of expert field technicians. We develop new tobacco seed varieties that offer greater yields and higher quality, helping boost farmers’ profits, as well as introducing them to more efficient farming technologies that save farmers time and money.

Read more about our Group risk factors related to tobacco leaf supply on page 293

Our Extension Services also provide training and advice and help our farmers to grow other crops to enhance food security and generate additional sources of income. For instance, in 2020, our leaf operations and strategic third-party suppliers reported that 93% of their contracted farmers grew other crops, including fruit, vegetables, wheat, maize, cotton and soy.

Health and Safety

Providing a safe working environment for all our employees and contractors is paramount. As a global business, operating in diverse markets including some of the world’s most volatile regions, this can also be challenging.

We are also always working to protect the health, safety and wellbeing of people – through the COVID-19 pandemic and beyond – as well as striving for zero accidents Group-wide.

We have a comprehensive workplace health and safety approach based on risk management and assessment, employee training and awareness, and tailored initiatives for specific issues and higher-risk areas.

Our Health and Safety Policy recognises the importance of the health, safety and welfare of all our employees and third-party personnel in the conduct of our business operations. We are committed to the prevention of injury and ill-health, and strive for continual improvement in health and safety management and performance. This policy is supported by our Environmental, Health and Safety (EHS) management system.

Overall responsibility for Group health and safety is held by the Operations Director. The Talent, Culture and Inclusion Director has overall responsibility for all employee and human resources matters.

Our key metrics in this area include:

– Lost Workday Case Incident Rate (LWCIR): There was a decrease in our LWCIR to 0.21 in 2020 (2019: 0.27).

– Lost workday cases (LWC): The number of work-related accidents (including assaults) resulting in injury to employees and to contractors under our direct supervision, causing absence of one shift or more, decreased to 131 in 2020 (2019: 186).

– Serious injuries and fatalities: The total number of serious injuries and fatalities to employees and contractors under direct supervision decreased to 36 in 2020 (2019: 37).

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

We are pleased to report that our actions are producing improvements. In 2020, total accidents decreased, to 142, from 194 in 2019. The number of serious injuries resulting from attack and assault incidents in TM&D have declined in 2020 showing the positive impact of our security initiatives during the last two years. Road traffic accidents fell by 50% compared to 2019. We regret to report three contractor fatalities, up from one in 2019.

In 2020, health and safety at work has taken on even greater significance. We have implemented ‘COVID-19-secure’ workplace measures for employees who are unable to work remotely, and those in countries where restrictions are not in place. These measures include regular cleaning and sanitising of the workplace, temperature screening, the use of face masks, one-way systems and signage to ensure social distancing.

You can read about our Group risk factors related to workplace health and safety on page 297

Our People and Culture

We focus on providing a fair and inclusive workplace where all our people can flourish. Our diversity and inclusion strategy is embedded across the Group and we have a range of well-established engagement channels to listen to, and learn from, the views of our people worldwide. You can read more about our ethos, culture and people on pages 58 to 63.

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

Our Group Head of ESG has oversight of the Group CSI strategy, and Board-level governance is managed through our Audit Committee, which reviews the strategy and an analysis of activities (including investment and alignment to the Group’s priorities) annually.

Our performance indicator in this area relates to the total amount of money contributed to charitable giving and CSI projects. In 2020, the Group contributed over £16.6 million in cash and £5.1 million in-kind for charitable contributions and CSI projects. This includes £1.14 million given for charitable purposes by UK Group companies. Of this, £5.27 million in cash and £5.04 million in-kind was spent on community projects aimed at COVID-19 relief. Our CSI projects are mostly delivered through partnerships with external stakeholders including communities, NGOs, governments, development agencies, academic institutions, and industry associations.

56	BAT Annual Report and Form 20-F 2020

Strategic Management

Robust Governance

Robust governance is key to our sustainable long-term growth. We are committed to achieving our business objectives in an honest, transparent and accountable way, and sustaining a culture of integrity in everything we do.

Delivery with Integrity

Our Delivery with Integrity programme provides a global compliance framework, empowering our people to act in a responsible way.

This programme is led by our Business Conduct & Compliance Department, reporting directly to the Director, Legal & External Affairs and General Counsel.

It provides employees with ways to raise concerns without fear of retaliation and assurance that investigations will be fair and objective.

The Programme drives a consistent approach to the mitigation of key compliance risk areas such as bribery and corruption, money laundering, tax evasion, competition law, sanctions, and data protection through tools and guidance for Group company employees and business units.

Read more about our Group risk factors related to corporate behaviour and compliance with sanctions regimes and competition laws on pages 290 and 300

We monitor regulatory developments to ensure the continued evolution of our Delivery with Integrity programme.

Mitigating third-party risk is a key component of our compliance programme. We do this for example through our Third-Party Anti-Bribery and Corruption Procedure (the ABAC Procedure) which assists business units in identifying and mitigating bribery and corruption risks.

The ABAC Procedure mandates consistent methodology for due diligence of third parties, complemented by mandatory mitigation packages for third parties assessed as medium and high risk.

In 2020, we began a major project to develop a more integrated, automated IT solution for the management of third party-related risks. This project is progressing well and will be implemented by Group companies throughout 2021.

We also launched a new M&A Transactions Compliance Procedure which formalises and strengthens our approach to risk mitigation in the context of corporate acquisitions, disposals and the formation of joint ventures and also a new Gifts and Entertainment (G&E) Procedure which enables the automation of the G&E approval and record-keeping requirements set out in our SoBC.

Business Ethics

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

Our SoBC comprise our global policies referenced on page 62 and are available in 14 languages. SoBC awareness and understanding is promoted through regular training and communications. Our SoBC are fully aligned with the provisions of applicable laws including the UK Bribery Act, the US Foreign Corrupt Practices Act and the UK Criminal Finances Act.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	57

In 2020, over 26,000 Group company employees confirmed that they had complied with our SoBC, disclosed any conflicts of interest and completed our annual SoBC e-learning through the online SoBC portal. Other Group company employees (approximately 27,000) who do not have easy online access were given various options to complete their SoBC sign-off (including via our SoBC app), to ensure that everyone could sign-off safely in light of the COVID-19 pandemic preventing the usual face-to-face gatherings in many of our markets.

100% of Group company employees completed the 2020 SoBC sign-off in one of the available formats.

To further increase awareness and accessibility, in 2020 we continued to promote the adoption of our SoBC app (first launched in 2019), which provides easy access to our SoBC, Speak Up channels, procedures and guidance. As at 31 December 2020, the SoBC app had been downloaded over 16,500 times.

Information on compliance with our SoBC is gathered at a regional and global level and reported to the Regional Audit and CSR Committees, Corporate Audit Committee and to the Audit Committee.

Speak Up channels

We encourage anyone working for, or with, any Group company to raise concerns, including regarding accounting or auditing matters, through a variety of channels, including our independently managed Speak Up online portal and telephone hotlines which are available 24 hours a day.

The Speak Up channels can be used in confidence, and anonymously where preferred, and are available in multiple local languages. Speak Up channels contact information is promoted through staff training and communications and through our SoBC app and Supplier Code of Conduct.

Our Speak Up policy makes it clear no one will suffer any direct or indirect reprisal for speaking up about actual or suspected wrongdoing, even if they are mistaken. The policy is supplemented by our SoBC Assurance Procedure and by local procedures throughout the Group, providing staff with further guidance on reporting matters and raising concerns, and the channels through which they can do so.

We do not tolerate the harassment or victimisation of anyone raising concerns or anyone who assists them. Such conduct is itself a breach of our SoBC and a serious disciplinary matter.

Our most recent, global ‘Your Voice’ employee survey (2019), completed by 90% of Group company employees, found that 79% strongly agreed they “can report concerns about actual or suspected wrongdoing at work without fear of reprisal”, 8% higher than the FMCG comparator norm. The next ‘Your Voice‘ survey will be undertaken in Q2 2021.

Not all contacts made via our SoBC Portal involve SoBC allegations; some contacts relate to questions regarding the SoBC or other matters. There were 554 SoBC contacts in 2020, representing an 11% increase on the total number of SoBC contacts in 2019 (497 contacts).

In the year ended 31 December 2020, 321 of the 554 SoBC contacts were assessed as SoBC allegations and reported to the Audit Committee, representing an 11% decrease on 2019 SoBC allegations (359).

Of the 321 SoBC allegations reported, 116 were established as breaches and appropriate action taken (2019: 130). In 158 cases, an investigation found no wrongdoing (2019: 179). In 47 cases, the investigation continued at year-end (2019: 50), including investigation through external legal advisers of allegations of misconduct. The 116 established SoBC breaches resulted in 54 people leaving BAT (2019: 80). In 161 of the 321 SoBC allegations (50%), the person raising the allegation chose to remain anonymous.

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

We continually evolve our IMP to reflect developments in marketing, our product portfolio, technology, changing regulations and stakeholder expectations, and the Board approved a revised version of the IMP which took effect from 1 January 2020.

To support our strict requirement to only direct marketing at adult consumers, all Group companies are required to adhere to our global Youth Access Prevention (YAP) Guidelines. These apply to all markets where our products are sold, including where distributed through third parties and include a mandatory requirement to provide retailers with point-of-sale materials with YAP messaging (unless prohibited by local laws). In 2020, 100% of Group companies to which our YAP Guidelines apply reported compliance*.

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

Our Principles for Engagement have long provided clear guidance for our external engagement with regulators, politicians and other third parties. In 2019, these were incorporated into a new Lobbying and Engagement Policy in our SoBC. The revised SoBC took effect from January 2020, thus formalising and strengthening our existing compliance procedures in relation to lobbying and engagement activities.

*	Adherence with YAP Guidelines relate to those markets conducting activities or those markets granted an exemption from conducting these, in accordance with the requirements of the Guidelines. Those markets with exemptions account for less than 6% of our cigarette brands sales volumes, and 2% of vapour products and tobacco heating products device and consumables sales volumes.

for employees By having a diverse range of excellent We enable growth by having a people, engaged teams and being a winning and agile organisation. Empowering our people to feel great place to work. they belong and be their best and authentic selves will help enable us to transform the business. We inspire diverse teams of committed and engaged people by: investing in our people; creating a diverse and inclusive culture; developing high-performing leaders; and offering a fulfilling, rewarding and responsible work environment.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	59

Ethos

Our purpose is to build A Better TomorrowTM by reducing the health impact of our business through offering a greater choice of enjoyable and less-risky products for our consumers.

A key driver to delivering this is our Ethos, which guides our culture and behaviours across the entire Group. Developed with significant input from our employees, it ensures an organisation that is future fit for sustainable growth. These five key principles – bold, fast, empowered, diverse, responsible – underpin how we deliver on both our purpose and our strategy.

We are	We are	We are	We are	We are

Bold	Fast	Empowered	Responsible	Diverse

– Dream big – with innovative ideas – Make tough decisions quickly and proudly stand accountable for them – Resilient and fearless to compete	– Speed matters. Set clear direction and move fast – Keep it simple. Focus on outcomes – Learn quickly and share learnings	– Set the context for our teams and trust their expertise – Challenge each other. Once in agreement, we commit collectively – Collaborate and hold each other accountable to deliver

–  Take action to reduce the health impact of our business

–  Ensure the best quality products for our consumers, the best place to work for our people, and the best results for shareholders

–  Act with integrity, never compromising our standards and ethics

– Value different perspectives – Build on each others’ ideas, knowledge and experiences – Challenge ourselves to be open-minded recognising unconscious bias

BAT has been exceptionally resilient in what has been an unusually challenging year. This is down to the grit and determination of our colleagues and our culture of high performance and engagement. We believe that our Ethos is crucial to our success and a key part of this is our diversity and inclusion agenda that has always been very important to us at BAT. Having a supportive, engaging and inclusive culture where everyone is treated equally is fundamental to the continued success of our business.
Hae In Kim Director, Talent, Culture and Inclusion

60	BAT Annual Report and Form 20-F 2020

Strategic Management

People and Culture

Diversity matters to the Group because it makes good commercial sense.

Having a diverse workforce means we are better able to understand and meet the varied preferences of our global consumers. We are proud of our diversity and inclusion (D&I) strategy, which is built on the following three pillars and underpinned by an inclusive culture.

Pillar 1	Pillar 2	Pillar 3
Driving ownership and accountability	Building diverse talent pipelines	Creating enablers

Ensuring ownership of, and accountability for, our D&I strategy across all business areas and leadership teams is key to driving progress and achieving our 2025 ambitions.

Our Director for Talent, Culture and Inclusion has overall responsibility for all employee and human resources matters, while our Management Board oversees the development and management of talent within the Group’s regions and functions.

In 2020, we realigned our D&I governance structure to ensure clear accountability for our business leaders and leadership teams for achieving our 2025 ambitions. This included developing a new D&I dashboard and introducing quarterly reviews by our Management Board to ensure close monitoring of progress and plans. Diversity also remains fully embedded in our talent review processes and meetings across all levels of the Group.

Our ‘Diversity Champions’ continue to be key in driving D&I action plans and initiatives throughout the organisation. In 2020, we launched a new D&I e-learning module to help further empower our people and increase their awareness.

We focus on building diverse talent pipelines at all levels of the organisation through recruiting, developing and retaining the best diverse talent.

Inclusivity is embedded throughout our recruitment process and we require all agencies we work with to provide gender-balanced longlists of candidates.

Today, we have 33% female representation on our Board, 15% on our Management Board and 27% on our senior leadership teams across the Group. We also have 139 different nationalities, from a wide range of ethnic backgrounds, in management roles across the Group.

In 2020, we set new D&I ambitions to achieve by 2025, including:

–  Increasing the proportion of women in senior leadership teams to 40%;

–  Increasing the proportion of women in management roles to 45%; and

–  Achieving a 50% spread of distinct nationalities within key leadership teams.

Read about our Global Graduate Programme at www.bat-careers.com/graduates

To realise our diversity ambitions, we know we must have enablers in place that provide a supportive environment for people to thrive and realise their full potential.

We provide women and diverse groups with an opportunity to connect, engage and share experiences. Currently, we have 19 affinity networks across all levels of the Group, including our Women in BAT UK and our B-United LGBT+ communities. During the COVID-19 pandemic, these networks had an even more important role to play in keeping our people connected and supporting one another.

We work to continually raise awareness of diversity issues through campaigns and events that showcase best practice and provide platforms for role models to amplify their profiles across the Group. For example, our International Women’s Day (IWD) campaigns have been recognised as best practice by the IWD Association for two consecutive years.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	61

Investing in Leaders

As our industry continues to transform, the way we attract and develop talent continues to evolve to meet these new challenges. Our increasingly data-led and digitally-enabled approach focuses on bringing new skills and capabilities to our teams.

Our employer brand and employee value proposition (EVP) has evolved to tell the story of today’s BAT. We are focused on attracting and retaining the capabilities needed to deliver our global strategy driven by our purpose of A Better TomorrowTM.

Through strong follower growth across our social media channels in 2020, we have extended our brand reach driving engagement and applications from early career to experienced hire. We remain a global Top Employer for the fourth consecutive year, with special recognition in 34 countries.

Developing critical capabilities is among the very highest of the Group’s priorities, and we are focused on personalised digital opportunities for upskilling employees. This includes through our digital learning platform, The Grid.

In 2020, we also expanded our use of learning content from our long-standing content partner, LinkedIn Learning, which is open to all BAT employees. Our micro-learning mobile tool, EdApp, is available to all our Group company employees in marketing and provides mobile access to our New Category products learning portfolio for more than 6,700 marketers and trade marketing representatives to support their daily sales visits.

We will continue to make digital learning a focus and refine our content portfolio to best address learning needs on an ongoing basis.

We also launched ‘Leadermeter’ in 2020, a new leadership capability assessment focused on identifying employees’ strengths and development areas. The insights help to identify further candidates for our development programmes, such as our Women In Leadership training.

You can read about our Group risk factor related to talent on page 292

Inclusive Culture

We are committed to providing equal opportunities to all employees. We do not discriminate when making decisions on hiring, promotion or retirement on the grounds of race, colour, gender, age, disability, social class, religion, smoking habits, sexual orientation or politics.

We can only truly harness the benefits of a diverse workforce if we have an inclusive culture that enables all our employees to flourish regardless of their gender, ethnicity, sexual orientation, age, disability status, culture or other differences.

In 2020, we participated in a number of independent reviews, including the pre-accreditation assessment for the UK National Equality Standard (NES). These provide a means to measure our approach against external benchmarks and deliver valuable insights into best practice and areas for improvement. We are committed to acting on these insights and achieving full NES accreditation in 2021.

Our other key metrics in this area include:

Employee retention:

In 2020, total voluntary turnover of management-grade employees was 820, representing 6.1% of the total management population.

Diversity:

Representation of women on senior leadership teams was 26% in 2018, 27% in 2019, and 27% in 2020.

Senior managers:
Companies Act 2006

For the purposes of disclosure under Section 414C(8) of the Companies Act 2006, the Group had 167 male and 46 female senior managers as at 31 December 2020. Senior managers are defined here as the members of the Management Board (excluding the Executive Directors) and the Directors of the Group’s principal subsidiary undertakings. The principal subsidiary undertakings, as set out in the Financial Statements, represented approximately 72% of the Group’s employees and contributed over 79% of Group revenue and 100% of profit from operations in 2020.

Group diversity as at 31 December 2020 Main Board	Senior Leadership Teams	Total Group Employees

Nationalities represented

Total

Main Board	8

Global headquarters	82

Management level globally	139

62	BAT Annual Report and Form 20-F 2020

Strategic Management

People and Culture

Continued

Global Top Employer

BAT has been accredited as a Global Top Employer for the last three consecutive years.

Financial Times Diversity Leader

BAT has been ranked in the top 10% of companies for two consecutive years for achieving a diverse and inclusive workforce.

We are committed to providing training and development for employees with disabilities, and we achieved certification in 2020 as a Disability Confident Committed employer under the UK government’s accreditation scheme. We also became official signatories to the UK Race at Work Charter for supporting equality and race in the workplace.

We were proud to be recognised as a Diversity Leader by the Financial Times in its Diversity Leaders report for a second consecutive year. The report recognises the top 850 companies across 16 European countries that have achieved a diverse and inclusive workplace.

Workforce Engagement

The Group has a range of well-established engagement channels worldwide covering the Group’s global workforce. We define the Group’s workforce as comprising all Group company employees and individuals contracted directly to undertake permanent and temporary roles.

The Group’s response to the global COVID-19 pandemic continues to evolve and we expect the actions we take to develop over time as the needs of our people change. We are steadfastly committed to supporting our workforce throughout the pandemic and, where face-to-face meetings have been restricted, we have utilised virtual meeting forums and remote working tools to facilitate engagement and discussion.

Our workforce engagement channels include market and site visits by our Directors and Management Board members to meet local employees, town hall sessions, works councils, European Employee Council meetings, our ‘Your Voice‘ global employee survey, global, functional and regional webcasts and webcasts with the Chief Executive.

These engagement channels are implemented as appropriate for the composition of local workforce populations, at market, business unit, functional or regional levels. In view of restrictions in place around the world as a result of the COVID-19 pandemic, workforce engagement forums were primarily conducted through virtual formats for the majority of the year.

Our Speak Up channels are also available to our workforce worldwide and are discussed further on page 57.

Our global ‘Your Voice‘ employee survey is conducted across the Group every two years, most recently in 2019. The results from 2019 demonstrated that we continued to outperform our global FMCG comparator group in all areas surveyed, including our employee engagement index at 7% higher than our FMCG comparator group and our high performance index at 13% above our FMCG comparator group. Our Group results were also significantly ahead of our FMCG comparator group in the categories of corporate responsibility, diversity & inclusion and talent development.

Our policies and principles*

	Summary of areas covered	Stakeholder groups

Employment Principles	Employment practices, including commitments to diversity, reasonable working hours, family-friendly policies, employee wellbeing, talent, performance and equal opportunities, and fair, clear and competitive remuneration and benefits.

Health and Safety Policy	Health, safety and welfare of all employees, other members of our workforce and third-party personnel.

Standards of Business Conduct (SoBC)	Respect in the work place, including promoting equality and diversity, preventing harassment and bullying, and safeguarding employee wellbeing.

Group Data Privacy Policy	The manner in which BAT processes personal data about all individuals, including consumers, employees, contractors and employees of suppliers.

These policies and principles are endorsed by our Board, apply to all Group companies and support the effective identification, management and mitigation of risks and issues for our business in these and other areas.

* Further details of our Group policies and principles can be found at www.bat.com/principles

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	63

The next ‘Your Voice‘ survey will take place in Q2 2021 and new results will serve as the basis for further shaping the priorities of the organisation.

The Board has taken account of the requirements of the UK Corporate Governance Code in its approach to engagement with the Group’s workforce.

Given the spread, scale and diversity of the Group’s workforce, the Board considers it effective to use the established channels referred to above, augmented by Group-wide reporting structures to capture feedback from engagement channels at market, business unit, functional and regional levels.

To ensure the Board understands the views of our workforce, the Board reviews consolidated feedback from these engagement channels annually.

Feedback from the Board, with associated action planning, is cascaded back across our workforce and the Board is kept updated on progress against identified actions during the year.

This approach supplements the Directors’ direct engagement, including through face-to-face and virtual market and site visits, discussed further at page 98.

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

In addition to our Employment Principles, our Board Diversity Policy specifically applies to our Board and Management Board and is discussed further at pages 108 to 109.

Gender Pay

Since 2018, we have published data relating to UK gender pay in accordance with statutory requirements.

We recognise that we have a gender pay gap, which refers to the percentage difference between the average pay for men and women and is not to be confused with equal pay for equal work.

This situation is not uncommon for a company of our age and size, where there are traditionally more men than women in senior roles. We are strongly committed to addressing this imbalance, details of which can be found in our annual Gender Pay Report.

In line with good equal pay practice, we have transparent and clearly defined pay scales for all roles across the Group worldwide. This approach ensures pay, bonuses and benefits are consistently applied and not influenced by factors such as gender or ethnicity.

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

Our approach to rewarding Group company employees is set out further on pages 122 to 123. Further information on the Company’s Remuneration Policy for Directors can be found on pages 120 to 122.

Our inclusive recruitment process

Step 1 Online application – We use a global online recruitments platform for all applications. – Candidates undergo an initial online assessment managed by an independent provider.

Step 2

CV screening and video interview

–  Unbiased CV screening with factors such as ethnicity, age and gender excluded.

–  Video interview with standardised questions and time frame to give all candidates an equal edge.

Step 3

Face-to-face assessment and interview

–  Every candidate is assessed twice, by different BAT managers, and the scores are then calibrated.

–  Interviews are conducted according to clear guidelines for fairness and inclusivity.

Step 4 Hiring and contracting – Final decision to hire made by at least two BAT managers against clear criteria. – Robust pre-employment checks and easy-to-understand contracts.

64 BAT Annual Report and Form 20-F 2020

A BETTER TOMORROW™ for shareholders

By delivering sustainable and superior returns.

AMPLIFICA IL GUSTO.
34,99 €
GUIDA
GUSTI
QUALITÀ
PRODOTTI

64 BAT Annual Report and Form 20-F 2020for shareholders By delivering sustainable @We are confident in our growth and superior returns. outlook and have a proven record of performance, whatever the external environment. We aim to deliver: 3-5% revenue growth over the medium term (post COVID-19); high-single digit adjusted EPS growth at constant rates of exchange (post COVID-19), over the medium term; 65% dividend payout ratio; and deleveraging the balance sheet to around 3x adjusted net debt/ adjusted EBITDA by the end of 2021@. 64 BAT Annual Report and Form 20-F 2020 A BETTER TINIRRIW TN for shareholders By delivering sustainable and superior returns

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	65

Financial Performance

Summary

–	Revenue growth, driven by New Categories and Combustibles despite the COVID-19 challenges, was offset by currency headwinds;

–	Profit from operations was up 10.5% or 4.8% excluding adjusting items and at constant rates of exchange despite increase in New Category investment of £426 million;

–	Diluted earnings per share increased 12.0%. Adjusted diluted earnings per share was up 2.4%, or 5.5% at constant rates;

–	Strong cash generation drove continued deleveraging; and

–	Dividend per share was up 2.5% at 215.6p.

Non-GAAP measures

In the reporting of financial information, the Group uses certain measures that are not defined by IFRS, the Generally Accepted Accounting Principles (GAAP) under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted revenue from New Categories, adjusted revenue from the Strategic Portfolio, adjusted profit from operations and adjusted diluted earnings per share. Adjusting items are significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. As an additional measure to indicate the results of the Group before the impact of exchange rates on the Group’s results, the movement in adjusted revenue, adjusted revenue from the Strategic Portfolio, adjusted profit from operations and adjusted diluted earnings per share are shown at constant rates of exchange. These non-GAAP measures are explained, defined and reconciled from the most comparable GAAP metric on pages 276 to 284 and note 2 in the Notes on the Accounts.

Revenue

In 2020, revenue was £25,776 million, marginally lower (down 0.4%) than 2019. An increase in revenue from New Categories (up 14.9%) and a good performance in Combustibles driven by price mix of 7% in 2020 (compared to 9% in 2019) was more than offset by a translational foreign exchange headwind of 3.5% due to the relative strength of sterling (2019: tailwind of 0.6%). Excluding the impact of currency, the growth in 2020 was due to strong pricing in combustibles, higher revenue from New Categories (up 15.4% in 2020 and 37% in 2019) and an increase in revenue from Traditional Oral (up 7.7% in 2020 and 15% in 2019). These more than offset a 4.6% decline (2019: 4.7% decline) in cigarette volume.

Revenue in prior periods was affected by a short-term uplift due to the treatment of excise on bought-in goods. Excluding this, and the impact of foreign exchange referred to above, on a constant currency basis adjusted revenue was up 3.3% in 2020 (2019: increase of 5.6%).

This was despite an estimated headwind of 2.5% due to COVID-19 in 2020, particularly affecting South Africa and a number of other markets across the Group, including the Group’s Global Travel Retail (GTR) business.

Revenue

(£m)

£25,776m

-0.4%

Definition: Revenue recognised, net of duty, excise and other taxes.

In 2020, revenue includes £19,535 million of revenue from the Strategic Portfolio, an increase of 4% (2019: £18,793 million). Within the Strategic Portfolio, revenue from New Categories was £1,443 million (2019: £1,255 million).

Change in adjusted revenue

at constant rates (%)

+3.3%

Definition: Change in revenue before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

Reconciliation of revenue to adjusted revenue at constant rates

	2020		2019		2018
	£m	Change % (vs 2019)	£m	Change % (vs 2018)	£m

Revenue	25,776	-0.4%	25,877	+5.7%	24,492
Adjusting items	–	–	(50)	–	(180)

Adjusted revenue	25,776	-0.2%	25,827	+6.2%	24,312
Impact of exchange	894	–	(144)	–	–

Adjusted revenue at constant rates	26,670	+3.3%	25,683	+5.6%	24,312

66	BAT Annual Report and Form 20-F 2020

Financial Review

Financial Performance Summary

Continued

Profit From Operations

Profit from operations increased by 10.5% to £9,962 million, compared to a decline of 3.2% to £9,016 million in 2019. This was largely driven by Project Quantum (the Group’s restructuring and efficiency programme) which delivered gross savings of £660 million in 2020. Furthermore, while 2020 was impacted by charges in respect of goodwill impairment (£209 million, largely in respect of Malaysia; 2019: £172 million largely related to Indonesia), litigation charges (mainly in the US) of £487 million (2019: £236 million) and Quantum costs (£81 million; 2019: £264 million), 2019 was also negatively impacted by charges in respect of the Quebec Class Action in Canada (£436 million) and the settlement of an excise dispute in Russia (£202 million).

Raw materials and other consumables costs decreased 0.3% to £4,583 million in 2020, following a decline of 1.4% to £4,599 million in 2019. These decreases were mainly due to the end of the contract manufacturing agreement which, due to excise recognition on bought in products under that arrangement, led to an increase (in 2018) in revenue and in raw materials and other consumables costs.

Employee benefit costs reduction of 14.8% to £2,744 million (2019: up 7.2% to £3,221 million). The reduction in 2020 includes the operational efficiencies achieved through Quantum, with the increase in 2019 largely due to charges (including redundancy) recognised in respect of the execution of the restructuring as part of Quantum.

Depreciation, amortisation and impairment costs decreased by £62 million to £1,450 million in 2020 compared to an increase of £474 million to £1,512 million in 2019. This includes the amortisation and impairment charges of £339 million (2019: £481 million) largely related to the trademarks and similar intangibles capitalised following recent acquisitions. The 2020 charge also

Profit from operations

(£m)

£9,962m

+10.5%

Definition: Profit for the year before the impact of net finance costs/income, share of post-tax results of associates and joint ventures and taxation on ordinary activities.

includes Malaysia goodwill impairment of £197 million due to the ongoing operational challenges including the impact of illicit trade. 2019 included goodwill impairment charges in relation to Bentoel in Indonesia (£172 million) recognised following a change in excise rates impacting forecast future performance.

Other operating expenses declined by £184 million to £7,667 million (2019: increase of £1,183 million to £7,851 million). An increase in other litigation costs of £251 million in 2020 compared to 2019 (as described later) was more than offset by charges in the prior year in respect of the Quebec Class Action in Canada (£436 million) and the Russia excise dispute (£202 million) which did not repeat. During 2020, increased marketing investment behind New Categories was funded in part by Quantum, while the Group also incurred an estimated £145 million in additional supply chain costs to maintain supply as a number of markets experienced temporary disruption due to COVID-19.

Expenditure on research and development was £307 million in 2020 (2019: £376 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Adjusted profit from operations is the Group’s profit from operations before adjusting items. Adjusting items were £1,403 million in 2020 (2019: £2,114 million).

Change in adjusted profit from

operations at constant rates (%)

+4.8%

Definition: Change in profit from operations before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

This includes charges related to:

–	impairment of goodwill of £209 million in 2020 (2019: £194 million) mainly in respect of Malaysia and Twisp (2020) and Indonesia (2019);

–	trademark amortisation and impairment (2020: £339 million; 2019: £481 million);

–	other litigation costs of £487 million (2019: £236 million). In 2020, this was largely in respect of developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Minnesota and Mississippi for brands previously sold to a third party. A total charge of £400 million was recognised following a decision in the Florida court (about which the Group will continue to pursue indemnification remedies in a Delaware court) and following settlement discussions with other manufacturers and the states of Texas, Minnesota and Mississippi. The charge also includes £87 million (2019: £236 million) which is in respect of other litigation costs including Engle progeny;

–	restructuring and integration costs of £408 million (2019: £565 million) partly related to Quantum which will simplify the business and create a more efficient and agile organisation to support the growth of New Categories; and

Analysis of profit from operations, net finance costs and results from associates and joint ventures

	2020					2019

	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items £m	Adjusted £m

Profit from operations

US	4,975	809	5,784	32	5,816	4,410	626	5,036

APME	1,472	381	1,853	56	1,909	1,753	306	2,059

AmSSA	1,553	65	1,618	178	1,796	1,204	638	1,842
ENA	1,962	148	2,110	30	2,140	1,649	544	2,193

Total regions	9,962	1,403	11,365	296	11,661	9,016	2,114	11,130

Net finance (costs)/income	(1,745)	153	(1,592)	(20)	(1,612)	(1,602)	80	(1,522)
Associates and joint ventures	455	(13)	442	26	468	498	(25)	473

Profit before tax	8,672	1,543	10,215	302	10,517	7,912	2,169	10,081

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	67

Operating margin

(%)

38.6%

Definition: Profit from operations as a percentage of revenue.

–	a credit of £40 million recognised in relation to the prior year charge associated with the excise dispute in Russia.

2019 also included charges in respect of the Quebec Class Action in Canada (£436 million) and the settlement of an excise dispute in Russia (£202 million).

Excluding adjusting items, in 2020 adjusted profit from operations grew by 2.1% to £11,365 million (2019: up 7.6% to £11,130 million) or 4.8% (2019: up 6.6%) on a constant currency basis.

Operating Margin

Operating margin in 2020 increased by 380 bps to 38.6% largely due to the net impact in the periods of a number of charges (including those related to goodwill impairment, Quebec, Russia and Quantum) which depressed 2019’s operating margin (down 320 bps to 34.8%) as described in note 3 in the Notes on the Accounts.

In 2020, adjusted operating margin grew 100 bps (2019: up 50 bps). This was driven by combustibles pricing and the positive impact of the operating performance in high margin territories, particularly the United States which, coupled with cost management initiatives across the Group (including Quantum), fuelled the investment into New Categories.

Adjusted operating margin

(%)

44.1%

Definition: Adjusted profit from operations as a percentage of adjusted revenue.

Net Finance Costs

In 2020, net finance costs were £1,745 million, an increase of £143 million on 2019 which, at £1,602 million, were £221 million higher than 2018. The increase in 2020 was in respect of a change in mix of borrowings towards the US dollar during the year (as the Group issued bonds totalling US$8.7 billion, €1.7 billion and £0.5 billion) and the net impact of the charges incurred in relation to the redemptions and tender offer to repurchase certain bonds undertaken in 2020 to de-risk the Group’s future financing programme. The 2019 increase was largely driven by higher short-term borrowings required to fund the timing of payments, interest on leases recognised under IFRS 16, working capital movements in the period and the impact of the translational headwind on costs due to the relative weakness of sterling against the US dollar.

Before adjusting items related to the bond redemption in 2020 (£142 million being costs of £157 million offset by fair value gains of £15 million), interest in respect of the Franked Investment Income Group Litigation Order (FIIGLO), as discussed on page 174 (£21 million; 2019: £28 million), a net credit of £10 million which largely related interest in relation to the Russia excise dispute (2019: charge £50 million), and the translation impact of foreign exchange, adjusted net finance costs were 5.9% higher in 2020 and 5.8% higher in 2019. The Group’s average cost of debt in 2020 was 3.6%, compared to 3.3% in 2019.

Associates and Joint Ventures

Associates largely comprised the Group’s shareholding in its Indian associate, ITC. The Group’s share of post-tax results of associates and joint ventures, included at the pre-tax level under IFRS, decreased from £498 million to £455 million primarily due to the impact of COVID-19, as ITC experienced unprecedented business disruption. This more than offset the full year effect of the lower corporate tax following the change in rates in India which came into effect in 2019.

In 2019, this was an increase of 19% to £498 million largely due to improved operational performance of ITC in the year and the benefit from lower corporate tax following the change in rates in India.

Excluding the effect of adjusting items, including:

–	a £17 million gain in 2020, (2019: £25 million) arising on the deemed disposal of part of the Group’s shareholding in ITC (due to issuances to employee trusts), partially offset by;

–	a £4 million (2019: £ nil) charge being the Group’s share of charges recognised by ITC in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire; and

–	the impact of translational foreign exchange.

The Group’s share of associates and joint ventures on an adjusted, constant currency basis fell 1.2% in 2020, to £468 million. In 2019, this was an increase on 2018 of 20%.

Analysis of profit from operations, net finance costs and results from associates and joint ventures

	2019					2018

	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC £m	Reported £m	Adjusting items £m	Adjusted £m

Profit from operations

US	4,410	626	5,036	(238)	4,798	4,006	505	4,511

APME	1,753	306	2,059	43	2,102	1,858	90	1,948

AmSSA	1,204	638	1,842	70	1,912	1,544	194	1,738

ENA	1,649	544	2,193	27	2,220	1,905	245	2,150

Total regions	9,016	2,114	11,130	(98)	11,032	9,313	1,034	10,347

Net finance (costs)/income	(1,602)	80	(1,522)	56	(1,466)	(1,381)	(4)	(1,385)
Associates and joint ventures	498	(25)	473	(7)	466	419	(32)	387

Profit before tax	7,912	2,169	10,081	(49)	10,032	8,351	998	9,349

68	BAT Annual Report and Form 20-F 2020

Financial Review

Financial Performance Summary

Continued

Tax

In 2020, the tax charge in the Income Statement was £2,108 million, compared to £2,063 million in 2019 and £2,141 million in 2018.

The effective tax rates in the Income Statement are therefore a charge of 24.3% in 2020, 26.1% in 2019 and 25.6% in 2018. These are also affected by the inclusion of adjusting items described earlier and the associates and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding these items, the underlying tax rate for subsidiaries was 24.9% in 2020, 26.0% in 2019 and 26.4% in 2018. The decrease in underlying tax rate in 2020 largely reflects the impact of Indian tax reform and mix of profits in the year.

See the section Non-GAAP measures on page 280 for the computation of underlying tax rates for the periods presented.

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

The taxation on ordinary activities for 2020 was a charge of £2.1 billion, £2.1 billion in 2019 and £2.1 billion in 2018. Corporation Tax paid (due to the timing of Corporation Tax instalment payments which straddle different financial years) was £2.1 billion in 2020, £2.2 billion in 2019 and £1.9 billion in 2018.

Our tax footprint extends beyond Corporation Tax, including significant payment of employment taxes and other indirect taxes including customs and import duties. The Group also collects taxes on behalf of governments (including tobacco excise, employee taxes, VAT and other sales taxes). The total tax paid in 2020 of £41.1 billion (2019: £41.4 billion, 2018: £39.9 billion) therefore consists of both taxes borne and taxes collected as shown in the table provided.

In addition to the major taxes, there are a host of other taxes the Group bears and collects such as transport taxes, energy and environmental taxes, and banking and insurance taxes.

The movements in deferred tax, taken through other comprehensive income, mainly relate to the change in the valuation of retirement benefits in the year, as disclosed in note 12 in the Notes on the Accounts.

Major taxes paid 2020

(£bn)

£41.1bn

Major taxes paid

Deferred tax asset/(liability)
	2020 £m	2019 £m	2018 £m

Opening balance	(16,626)	(17,432)	(16,796)

Difference on exchange	506	680	(1,011)

Changes in tax rates	133	47	70

Other credits/(charges) to the income statement	184	(55)	304

Other credits/(charges) to other comprehensive income	23	138	(7)

Other movements	–	(4)	8

Closing balance	(15,780)	(16,626)	(17,432)

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	69

Earnings Per share

Profit for the year was £6,564 million, a 12.2% increase compared to £5,849 million in 2019 (a decline of 5.8% on 2018). The movement in 2020 was driven by the improved revenue across Combustibles, New Categories and Traditional Oral, operational efficiencies realised through Quantum and a lower effective tax rate. Both 2020 and 2019 were impacted by a number of charges as described earlier with the improvement in profit for the year in 2020 and relative underperformance (versus 2018) in 2019 due to charges in relation to Quebec and Russia.

Consequently, and after accounting for the movement in non-controlling interests in the year, basic earnings per share were 12.1% higher at 280.0p (2019: 249.7p, 2018: 264.0p). After accounting for the dilutive effect of employee share schemes, diluted earnings per share were 278.9p, 12.0% higher than 2019 (2019: 249.0p, 2018: 263.2p).

Earnings per share are impacted by the adjusting items discussed earlier. Adjusted diluted EPS, as calculated in note 7 in the Notes on the Accounts, was up against the prior year by 2.4% at 331.7p, with 2019 ahead of 2018 by 9.1% at 323.8p. Adjusted diluted EPS at constant rates would have been 5.5% ahead of 2019 at 341.4p, with 2019 up 8.4% against 2018.

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

The Board has declared an interim dividend of 215.6p per ordinary share of 25p, payable in four equal quarterly instalments of 53.9p per ordinary share in May 2021, August 2021, November 2021 and February 2022. This represents an increase of 2.5% on 2019 (2019: 210.4p per share, up 3.6%) and a payout ratio, on 2020 adjusted diluted earnings per share, of 65.0% (2019: 65.0%).

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates.

Under IFRS, the dividend is recognised in the year that it is approved by shareholders or, if declared as an interim dividend by Directors, in the period that it is paid.

The cash flow, prepared in accordance with IFRS, reflects the total cash paid in the period. Further details of the total amounts of dividends paid in 2020 and 2019 (with 2018 comparatives) are given in note 18 in the Notes on the Accounts.

Dividends are declared and payable in sterling except for those shareholders on the branch register in South Africa, where dividends are payable in rand. The equivalent dividends receivable by holders of ADSs in US dollars are calculated based on the exchange rate on the applicable payment date.

Further details of the quarterly dividends and key dates are set out under ‘Shareholder information’ on pages 320 and 321.

Diluted earnings per share (EPS)

(p)

278.9p

+12.0%

Definition: Profit attributable to owners of BAT p.l.c. over weighted average number of shares outstanding, including the effects of all dilutive potential ordinary shares.

Change in adjusted diluted EPS

(%)

+2.4%

Definition: Change in diluted earnings per share before the impact of adjusting items.

Change in adjusted diluted EPS

at constant rates (%)

+5.5%

Definition: Change in diluted earnings per share before the impact of adjusting items and the impact of fluctuations in foreign exchange rates.

The discussion of 2018 results that are not necessary to an understanding of the Group’s financial condition, changes in financial condition and results of operations is excluded from this Financial Review in accordance with applicable US Securities laws. Discussion of such 2018 metrics is contained in the Group’s Annual Report on Form 20-F 2019, which is available at bat.com/annualreport and has been filed with the SEC. Information contained in pages 34 to 37, pages 43 to the first column on page 50 and from the heading ‘Retirement benefit schemes’ on page 50 to page 51 of the Annual Report on Form 20-F 2019 are accordingly incorporated by reference into this Annual Report on Form 20-F 2020 only to the extent such information pertains to the Group’s financial condition and results of operations for the fiscal year ended 31 December 2018.

70	BAT Annual Report and Form 20-F 2020

Financial Review

Treasury and Cash Flow

Treasury, Liquidity and

Capital Structure

The Treasury Function is responsible for raising finance for the Group and managing the Group’s cash resources and the financial risks arising from underlying operations. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the Group. Such instruments are only used if they relate to an underlying exposure; speculative transactions are expressly forbidden under the Group’s treasury policy. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance and Transformation Director and Treasury Function. See note 22 in the Notes on the Accounts for further detail.

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2020, the average centrally managed debt maturity was 9.9 years (2019: 9.1 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 16.4% (2019: 18.6%).

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 31 December 2020, the relevant ratio of floating to fixed rate borrowings was 7:93 (2019: 18:82).

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

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook). The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets.

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

During 2020, in light of the uncertainty and volatility in the external markets, the Group has de-risked future financing requirements by:

–	accessing the debt capital markets, raising a total of US$8.7 billion in the US market, and €1.7 billion and £0.5 billion in the European market (in aggregate £8.9 billion);

–	repurchasing and redeeming £3.1 billion of debt maturing in 2021 and 2022, reducing the ‘tower’ of debt due for repayment in 2022;

–	refinancing its £6 billion revolving credit facility consisting of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options). The facility no longer contains a financial covenant. Subsequent to the year-end, in February 2021, the Group extended £2.85 billion of the 364-day tranche from March 2021 to March 2022 and £2.85 billion of the five-year tranche from March 2025 to March 2026 (with £3 billion of this tranche remaining available until March 2025). As at 31 December 2020, the facility remains undrawn; and

–	signing bilateral bank facilities to act as a back stop contingency, with total facilities remaining available at 31 December 2020 of £3.4 billion and which were undrawn at that date.

The Group also maintains a £25 billion EMTN programme, and US (US$4 billion) and European (£3 billion) commercial paper programmes to accommodate the liquidity needs of the Group. At 31 December 2020, there was no commercial paper outstanding (2019: £1,056 million).

Management believes that the Group has sufficient working capital for present requirements, taking into account the amounts of undrawn borrowing facilities and levels of cash and cash equivalents, and the ongoing ability to generate cash.

Cash Flow

Net cash generated from

operating activities

In 2020, net cash generated from operating activities increased by £790 million to £9,786 primarily due to the higher profit from operations coupled with favourable working capital movements (notably driven by the favourable timing of MSA payments in the US) and higher dividends from the Group’s associate ITC. These were partially offset by the payment (in 2020) of the settlement agreed in 2019 in respect of the excise dispute in Russia (£205 million), US litigation (including £169 million in respect of the Florida judgment described earlier) and working capital movements driven by COVID-19 of £131 million.

In 2019, net cash generated from operating activities declined by £1,299 million (or 12.6%) largely due to the timing of part of the MSA payment (£1.4 billion) in respect of 2018 (but paid in 2017) and due to working capital movements, particularly in Australia where the payment terms related to excise were changed in the year, removing bonded warehousing and increasing inventory values.

Net cash used in investing activities

In 2020, net cash used in investing activities increased by £144 million to £783 million (2019: £639 million), largely due to a net outflow of £159 million from short-term investment products, including treasury bills (2019: £148 million net inflow) partly offset by a reduction in purchases of property, plant and equipment of £153 million.

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and certain intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing software and IT systems). In 2020, the Group invested £648 million, a decrease of 20% on the prior year (2019: £807 million).

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	71

The Group expects gross capital expenditure in 2021 of £700 million, mainly related to the ongoing investment in the Group’s operational infrastructure including the expansion of our New Categories portfolio.

Net cash used in financing activities

Net cash used in financing activities was an outflow of £7,897 million in 2020 (2019: £8,593 million outflow), with the outflow in each year largely driven by the:

–	dividend payments (2020: £4,745 million, up 3.2%; 2019: £4,598 million, up 5.8%, with the growth in both years driven by the higher dividend per share);

–	interest paid (2020: £1,737 million, up 8.5%; 2019: £1,601 million), with the increase in 2020 driven by charges in relation to the refinancing programme in the year; and

–	net movement in borrowings.

The Group repaid borrowings of £10.6 billion in 2020, including £3.1 billion as part of the Group’s liquidity management strategy to de-risk future financing. This was largely offset by new borrowing of £9.8 billion which included £8.9 billion raised during the refinancing programme.

In 2019, the Group repaid £5.6 billion of borrowings. This was mainly due to the repayment (at maturity) or early redemption (as part of the Group’s liquidity management strategy) of bonds in the year totalling £5.1 billion. This more than offset the inflow from new borrowings in the year of £4.2 billion, including the four bonds issued (totalling US$3.5 billion or £2.7 billion) in September 2019, following the shelf registration in the US in that year.

Please refer to note 22 in the Notes on the Accounts for further details.

Summary cash flow
	2020 £m	2019 £m	2018 £m

Cash generated from operations	11,567	10,948	11,972

Dividends received from associates	351	252	214

Tax paid	(2,132)	(2,204)	(1,891)

Net cash generated from operating activities	9,786	8,996	10,295

Net cash used in investing activities	(783)	(639)	(1,021)

Net cash used in financing activities	(7,897)	(8,593)	(9,630)

Differences on exchange	(253)	(57)	(138)

Increase/(decrease) in net cash and cash equivalents	853	(293)	(494)

Cash flow conversion

The conversion of profit from operations to net cash generated from operating activities may indicate the Group’s ability to generate cash from the profits earned. Based upon net cash generated from operating activities, the Group’s conversion rate was largely in line with 2019 at 98% (2019: 100%). 2019 was down on 2018 (2018: 111%) as 2018 was positively impacted by the timing of the MSA payments in the prior year.

Restricted cash

Cash and cash equivalents include restricted amounts of £878 million (2019: £445 million) due to subsidiaries in CCAA protection (as described in note 28 in the Notes on the Accounts), as well as £455 million (2019: £182 million) principally due to exchange control restrictions, including amounts of £141 million (2019: £nil) where the underlying restrictions are expected to be short-term in nature.

72	BAT Annual Report and Form 20-F 2020

Financial Review

Other

Borrowings and Net Debt

Total borrowings (which includes lease liabilities) declined to £43,968 million in 2020 (2019: £45,366 million) largely due to the net repayment of borrowings in the year, driven by the cash flow generated by the business after the payment of dividends to shareholders in the period. The value of borrowings at the balance sheet date are also impacted by the relative movement of sterling against other currencies, particularly the US dollar and the euro. In 2020, this was a tailwind of £219 million compared to a tailwind of £1,566 million in 2019. 2019 was also impacted by the recognition of lease liabilities under IFRS 16 (£607 million), which are included in ‘borrowings’.

Total borrowings includes £790 million (31 December 2019: £848 million) in respect of the purchase price adjustments related to the acquisition of Reynolds American Inc.

As discussed on page 70, the Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

Net debt is a non-GAAP measure and is defined as total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value.

Net debt, at 31 December 2020, was £40,241 million (2019: £42,574 million; 2018: £44,351 million), with the movement in net debt largely due to the lower borrowings, increased cash and cash equivalents and a foreign exchange benefit of £69 million, primarily due to the movement of the US dollar against sterling (2019: £873 million tailwind).

    .

Retirement Benefit Schemes

The Group’s subsidiary undertakings operate defined benefit and defined contribution schemes including post-retirement healthcare schemes. Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.

The present total value of funded scheme liabilities as at 31 December 2020 was £12,223 million (2019: £11,726 million), while unfunded scheme liabilities amounted to £1,147 million (2019: £1,135 million). The schemes’ assets declined to £11,860 million in 2019, partly due to the pension buy-in in the UK (discussed on page 189) and increased to £12,576 million in 2020, due to improved asset returns related to actuarial gains in the year. After excluding unrecognised scheme surpluses of £16 million (2019: £28 million), the overall net liability for all pension and healthcare schemes in Group subsidiaries amounted to £810 million at the end of 2020, compared to £1,029 million at the end of 2019. Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments.

Litigation and Settlements

As discussed in note 27 in the Notes on the Accounts, various legal proceedings or claims are pending or may be instituted against the Group.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	73

Government Activity

The marketing, sale, taxation and use of tobacco products have been subject to substantial regulation by government and health officials for many years. For information about the risks related to regulation, see page 85 and pages 295 to 301.

Off-balance Sheet Arrangements and Contractual Obligations

Except for certain indemnities, the Group has no significant off-balance sheet arrangements. The Group has contractual obligations to make future payments on debt guarantees. In the normal course of business, it enters into contractual arrangements where the Group commits to future purchases of goods and services from unaffiliated and related parties. See page 287 for a summary of the contractual obligations as at 31 December 2020.

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

Accounting Developments

There were no material changes to the accounting standards applied in 2020 from those applied in 2019.

Foreign Exchange Rates

The principal exchange rates used to convert the results of the Group’s foreign operations to sterling, for the purposes of inclusion and consolidation within the Group’s financial statements, are indicated in the table below.

Where the Group has provided results at constant rates of exchange, this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

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

The Group has, at the date of this report, sufficient existing financing available for its estimated requirements for at least the next 12 months. Actions undertaken during 2020 to derisk future funding requirements, as previously described, provide further assurance with regards to the Group’s financial viability.

During 2020, COVID-19 has demonstrated the Group’s ability to navigate the uncertainties arising through operational, economic and societal volatility. Such challenges have been met through the Group’s geographic diversity and ability to flex operations. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio and its leading market positions in a number of countries, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budget, plans and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

Foreign exchange rates
	Average			Closing

	2020	2019	2018	2020	2019	2018

Australian dollar	1.862	1.836	1.786	1.771	1.885	1.809

Brazilian real	6.616	5.035	4.868	7.100	5.329	4.936

Canadian dollar	1.720	1.694	1.730	1.741	1.718	1.739

Euro	1.125	1.140	1.130	1.117	1.180	1.114

Indian rupee	95.097	89.898	91.227	99.880	94.558	88.916

Japanese yen	137.017	139.234	147.376	141.131	143.967	139.733

Russian rouble	92.844	82.623	83.677	101.106	82.282	88.353

South African rand	21.099	18.437	17.643	20.079	18.525	18.321

US dollar	1.284	1.277	1.335	1.367	1.325	1.274

74	BAT Annual Report and Form 20-F 2020

Regional Review

US

United States

Winning in vapour with a robust combustible market. Guy Meldrum President and CEO (Reynolds American Inc.)

Volume

	2020 units	vs 2019%	2019 units	vs 2018%	2018 units

Cigarettes (bn sticks)	73	+0.5%	73	-6.0%	77

Other (bn sticks eq)*	–	–	–	–	–

Combustibles (bn sticks)	73	+0.5%	73	-6.0%	77

New Categories:

Vapour (mn 10ml/pods)	174	+69.7%	103	-6.2%	109

THP (bn sticks)	–	–	–	–	–

Modern Oral (mn pouches)	162	+45.0%	112	–	–

Traditional Oral (bn sticks eq)	8	-1.3%	8	-1.5%	8
* Other includes MYO/RYO.

Revenue

	2020 £m	vs 2019%	vs 2019 (adj at cc) %	2019 £m	vs 2018%	vs 2018 (adj at cc) %

Combustibles	9,926	+9.3%	+9.9%	9,078	+8.6%	+3.8%

New Categories:

Vapour	383	+85.1%	+86.1%	207	+12.4%	+7.4%

THP	1	+0.0%	+0.5%	1	-7.7%	-11.7%

Modern Oral	10	+13.5%	+14.1%	9	n/m	n/m

Total New Categories	394	+81.9%	+82.9%	217	+17.1%	+11.9%

Traditional Oral	1,126	+7.0%	+7.6%	1,052	+14.5%	+9.5%

Other	27	+4.6%	+5.1%	26	-21.2%	-27.1%

Revenue	11,473	+10.6%	+11.2%	10,373	+9.2%	+4.4%

Profit from operations/Operating margin

	2020 £m	vs 2019%	vs 2019 (adj at cc) %	2019 £m	vs 2018%	vs 2018 (adj at cc) %

Profit from operations	4,975	+12.8%	+15.5%	4,410	+10.1%	+6.4%

Operating margin (%)	43.4%	+90 bps	+190 bps	42.5%	+30 bps	+90 bps

Revenue by category

+45 bps	7
Cigarette value	Owned
share change	manufacturing (inc R&D) sites

4,921
Number of employees

Key Markets

Our products are available in all regions of the US

Revenue and Profit

from Operations

In 2020, reported revenue increased 10.6% to £11,473 million, with 2019 up 9.2% to £10,373 million. Excluding the impact of translational foreign exchange, this was an increase of 11.2% in 2020 (2019: up 4.4%). This was driven by pricing in both cigarettes and Traditional Oral in both years, the continued growth in New Categories (in both Vapour and Modern Oral) and an increase in cigarette volume in 2020 (up 0.5%, compared to a decline of 6.0% in 2019) as discussed on page 75.

Reported profit from operations rose by 12.8% to £4,975 million in 2020 (2019: up 10.1% to £4,410 million). This was driven by increased revenue in both years and from the ongoing efficiency programmes (Quantum) and initiatives including marketing spend effectiveness. In 2020, these more than offset higher marketing investment and charges recognised in the year in respect of developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Minnesota and Mississippi for brands previously sold to a third party. A total of £400 million was recognised following a decision in the Florida court (about which the Group will continue to pursue indemnification remedies in a Delaware court) and following settlement discussions with other manufacturers and the states of Texas, Minnesota and Mississippi. Adjusted profit from operations increased by 15.5% (2019: 6.4%) on a constant currency basis.

New Categories

In 2020, vapour revenue (being the Vuse brand) was up 85.1% to £383 million (2019: up 12.4% to £207 million). This was a growth of 86.1% (2019: 7.4% increase), at constant rates of exchange.

Following industry product concerns in 2019 and the implementation of flavour regulations, Vuse consumable volume recovered to grow 69.7% in 2020 (2019: decline 6.2%), driving total value share up to 24.9% from 16.6% for the year ended

31 December 2019.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	75

The Alto variant was the driving force of this growth and, in the final quarter of 2020, now represents over 85% of Vuse revenues in the US, up from 50% in 2019.

Industry vapour volumes were down 13.1% in 2020, following a period of rapid growth. While industry volume was up 36% in 2019, the industry was impacted in the second half of 2019 by the EVALI crisis and implementation of the flavour regulations in early 2020. However, sequential recovery in the second half of 2020 provides momentum into the coming periods.

In Modern Oral, revenue from the Velo brand increased 13.5% in 2020, or 14.1% at constant rates of exchange, following its launch in the second half of 2019 (2019: £9 million) with volume up 45%. In October 2020, the portfolio has been strengthened by the acquisition of the nicotine pouch products of Dryft Sciences, LLC (Dryft). These products have been rebranded Velo and expands the US portfolio from four to 28 variants, with representation in the above-6mg nicotine strength segment. With the national rollout of Velo-branded Dryft products continuing in early 2021 and a return to growth in the final quarter of 2020, we have great momentum for 2021.

PMTAs were submitted ahead of the 9 September 2020 deadline for four Vuse products (Alto, Solo, Ciro and Vibe) and for Velo modern oral products and we expect to hear more on their progress over the course of 2021.

Combustibles

Combustibles revenue grew 9.3% to £9,926 million (2019, up 8.6% to £9,078 million), being an increase of 9.9% (2019: 3.8% higher) at constant rates of exchange. The growth was driven by strong pricing (with four price increases announced in 2020), positive brand mix and the impact of our revenue growth management programme. We continue to experience no acceleration in downtrading.

Volume was up 0.5% to 73 billion sticks (2019: 73 billion; 6.0% decline) benefiting from a good performance from the strategic portfolio while Lucky Strike was reintroduced in the final quarter of the year. This was in an industry that was estimated to be up 1.5% (2019: down 5.3%) due to reduced consumer switching to vapour (compared to 2019), higher supply chain inventories (in response to COVID-19 and the timing of price increases), an extra selling day and more resilient consumer demand resulting from the increase in fiscal stimulus and lower gas prices.

Value share of cigarettes increased 45 bps (2019: up 30 bps). This performance was driven by our premium brands Newport and Natural American Spirit. Total volume share increased 10 bps (2019: 10 bps decline) as growth in both years from the strategic portfolio (up 20 bps in both 2020 and 2019) was not matched by the remainder of the portfolio.

The Group continues to monitor the regulatory developments, yet does not believe there is any significant impact of such restrictions on the Group’s operations at this time. The FDA’s “2020 Unified Agenda” did not progress the potential regulations with regards to menthol in tobacco products or restrictions on nicotine levels in tobacco products. The Group has a long-standing track record of managing regulatory shifts and in the event of regulatory change we remain confident in our ability to navigate that environment successfully.

Traditional Oral

Traditional Oral revenue grew 7.0% (or 7.6% at constant rates of exchange), driven by strong pricing in both years, which more than offset lower volume (down 1.3% in 2020, and 1.5% in 2019). Following a strong performance in 2019, when value share of moist oral grew 80 bps, in 2020 this declined 25 bps largely driven by Grizzly, which was impacted by pricing pressures in the final quarter of 2019 and early 2020. Utilising revenue growth management techniques, value share has stabilised in the second half of 2020.

The MRTP applications for Camel Snus remains under review having been discussed by the TPSAC in September 2018. We continue to work closely with the FDA, which announced in December 2020 that it had reopened the comment period after our filing of additional information.

Delivering on our

New Categories

The US business is transforming into a New Categories-oriented business, fuelled by reinvestments from the consistent, industry-leading value growth in the tobacco categories. This involves a major brand-building effort focused on the two global brands, Vuse in Vapour and Velo in Modern Oral, improved trade execution at the point of sale and accelerated development of digital capabilities. This is underpinned by R&D and scientific expertise which, as well as ensuring product quality and stewardship, have enabled us to comply with the extensive FDA PMTA requirements in 2020 and establish a future product pipeline.

The acquisition of certain Dryft Modern Oral assets, completed in Q4 2020, enables a significant expansion of the Velo product range into the high-growth >6mg nicotine segment, and into multiple new flavours – the next step in the transformation journey.

Our Strategy in Action

Vuse in the US

Vuse has achieved very strong growth in 2020, with consumable volume up 70%, achieved despite the decline in the vapour industry, which has recovered only gradually since its major decline in Q4 2019 following the EVALI crisis.

Vuse growth has been particularly strong since June, following the amelioration of COVID-19 related supply constraints earlier in the year. Since June, Vuse has been by far the fastest growing brand in vapour, both in devices (achieving >60% volume share in Q4 2020) and in cartridges, with value share growth in the second half of the year of 500 bps.

With cartridge volume and value share growing strongly, Vuse is the market leader (by value) in 15 States. The drive to continue and build on this growth is ongoing while also meeting the extensive FDA PMTA requirements.

In this environment, new Vuse Single pod and Quad pods were launched in December 2020, together with progressive improvements in digital and e-commerce capabilities.

76	BAT Annual Report and Form 20-F 2020

Regional Review

AmSSA

Americas and Sub-Saharan Africa

Operational resilience despite COVID-19 impacting a number of markets. Luciano Comin Regional Director

Volume

	2020 units	vs 2019%	2019 units	vs 2018%	2018 units

Cigarettes (bn sticks)	147	-3.9%	152	-3.1%	157

Other (bn sticks eq)*	2	-1.7%	2	-8.2%	2

Combustibles (bn sticks)	149	-3.8%	154	-3.1%	159

New Categories:

Vapour (mn 10ml/pods)	31	+118%	14	+191%	5

THP (bn sticks)	–	–	–	n/m	–

Modern Oral (mn pouches)	19	+142%	8	n/m	–

Traditional Oral (bn sticks eq)	–	–	–	–	–
* Other includes MYO/RYO.

Revenue

	2020 £m	vs 2019%	vs 2019 (adj at cc) %	2019 £m	vs 2018%	vs 2018 (adj at cc) %

Combustibles	3,535	-11.4%	+1.3%	3,992	+2.7%	+8.5%

New Categories:

Vapour	65	+52.8%	+58.6%	43	+120%	+117%

THP	–	–	–	–	n/m	n/m

Modern Oral	1	-49.8%	-47.3%	1	n/m	n/m

Total New Categories	66	+51.3%	+57.1%	44	+119%	+116%

Traditional Oral	–	–	–	–	n/m	n/m

Other	171	-24.3%	-7.2%	225	+10.2%	+13.1%

Revenue	3,772	-11.5%	+1.4%	4,261	+3.6%	+9.2%

Profit from operations/Operating margin

	2020 £m	vs 2019%	vs 2019 (adj at cc) %	2019 £m	vs 2018%	vs 2018 (adj at cc) %

Profit from operations	1,553	+29.0%	-2.5%	1,204	-22.0%	+10.0%

Operating margin (%)	41.2%	+1,290bps	-160 bps	28.3%	-930 bps	+30 bps

Revenue by category

+30 bps	27
Cigarette value	Owned
share change	manufacturing (inc R&D) sites

15,873
Number of employees

Key markets

Argentina, Brazil, Canada, Chile, Colombia,

Mexico, Nigeria, South Africa

Revenue and Profit

from Operations

In 2020, reported revenue declined 11.5% to £3,772 million (2019: 3.6% increase to £4,261 million), largely driven by a translational foreign exchange headwind due to the relative strength of sterling against a number of currencies, particularly the Brazilian real, Chilean peso, Mexican peso and the South African rand. Excluding the translational headwind, on a constant currency basis, revenue grew by 1.4% in 2020 (2019: increase of 9.2%). Combustibles pricing and growth in New Categories more than offset the impact of COVID-19 which was a drag on performance as a number of markets implemented temporary restrictions in response to the pandemic, with South Africa in particular restricting the production and sale of tobacco products for a period of five months.

Reported profit from operations grew 29.0% to £1,553 million, largely from the absence of the £436 million charge in the prior period in relation to the Quebec Class Action. Excluding the adjusting items in both periods, adjusted profit from operations fell 2.5% on a constant currency basis, as the growth in adjusted revenue was more than offset by the impact of COVID-19 which led to supply restrictions in South Africa noted above and additional supply chain costs elsewhere (estimated to be £57 million) to manage the operational volatility.

As disclosed in note 8 in the Notes on the Report and Accounts, the Group expects the performance of South Africa to recover in 2021. While the impact of the pandemic in 2020 is a trigger to assess the carrying value of goodwill in South Africa (£552 million), the Group’s ongoing financial delivery would have to decline by a further 20% before an impairment were to be recognised. This was not deemed to be a reasonably possible scenario and accordingly, no impairment was recognised in 2020.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	77

New Categories

In 2020, New Categories revenue grew 51.3% to £66 million (2019: up 119% to £44 million) driven by the growth of vapour in both years.

The Group gained leadership of the vapour category in Canada with total value share up 2,220 bps (compared to 2019) to 46% in 2020. Growth continued to be driven by the growth of the ePod variant and was supported by the migration to Vuse from Vype.

This was partially offset by a restrained performance in South Africa where sales of vapour products were suspended, alongside those of cigarettes, between March and August 2020 as part of the country’s COVID-19 response.

Since the lifting of the sales suspension, our revenues have started to recover. While the Group remains confident of the potential of Vapour in South Africa, an impairment charge of £11 million in respect of the acquisition of Twisp (in 2019) has been recognised ahead of the migration to Vuse.

Pilot schemes for Modern Oral in emerging markets are ongoing. After initial encouraging results in Kenya, we have temporarily suspended sales due to local regulatory challenges and continue to engage with the local authorities.

We continue to believe that Modern Oral represents an exciting opportunity to offer affordable New Category alternatives to adult nicotine consumers in emerging markets, given the absence of an electronic device and a pre-existing ritual of oral product consumption in a number of markets.

Combustibles

Combustibles revenue fell 11.4% to £3,535 million (2019: 2.7% growth to £3,992 million). A translational foreign exchange headwind impacted both years with revenue, on a constant currency basis, up 1.3% in 2020 and 8.5% in 2019.

Combustibles pricing in both years, and value share growth of 30 bps (2019: 20 bps), more than offset combustibles volume decline of 3.8% in 2020 and 3.1% in 2019.

The lower volume in 2020 was largely due to industry-wide contractions following the impact of COVID-19 in a number of markets, particularly from the sales suspension in South Africa, but also from temporary periods of supply disruption in other markets such as Mexico and Argentina. This was partially offset by an increase in duty paid cigarette volume in Brazil as COVID-19-related lockdowns and increased border security led to a reduction in illicit trade.

In contrast, the volume decline in 2019 was largely due to the continued difficult trading in Venezuela, market contraction in Canada and illicit trade growth in Brazil – which was partly offset by higher volume in South Africa as a result of reduction, in that year, of illicit trade.

Delivering on our

New Categories

Exceptional performance in New Categories is due to a focus on a high-performance vapour device platform (ePod) combined with a consumer calibrated portfolio of unique flavours.

Our performance is enabled by bespoke technology and creative execution via a series of limited-edition devices that resonate with consumers seeking personal expression.

Excellence in execution drove sales primarily through own channels (online/retail) supported by exclusive availability on digital platforms which sustained demand in the pandemic when traditional retail was temporarily suspended.

Underpinning this is transformation of our capabilities in managing own retail, building own e-commerce with relevant consumer benefits while constantly screening new avenues to reach adult consumers directly via other partners’ solutions.

Our Strategy in Action

Vapour in Canada

The rise of Vype/Vuse to the number 1 vapour brand in Canada in less than three years demonstrates an offer that resonates with the consumer. The migration to Vuse fuelled this with the introduction of award-winning iconic pack expression that set Vuse apart on the shelf and conveyed the breadth of flavours on offer.

Meeting consumers’ growing demand for new sensorial experiences saw the deployment of a pipeline of unique flavours brought to life via creative technologies.

Our retail presence provided a foundation for scale to developing direct consumer engagement / offers, while our e-commerce revenue growth is attributed to going beyond a transactional relationship by offering subscription, delivery and personalisation. Faced with constant regulatory changes, we have responded with speed and agility to ensure consumer retention.

78	BAT Annual Report and Form 20-F 2020

Regional Review

ENA

Europe and North Africa

A strong year with revenue growth in all New Categories. Johan Vandermeulen Regional Director

Volume

	2020 units	vs 2019%	2019 units	vs 2018%	2018 units

Cigarettes (bn sticks)	220	-4.2%	230	-6.3%	246

Other (bn sticks eq)*	16	-2.5%	17	-7.9%	18

Combustibles (bn sticks)	236	-4.1%	247	-6.4%	264

New Categories:

Vapour (mn 10ml/pods)	133	+23.0%	108	+44%	75

THP (bn sticks)	3.3	+203%	1.1	+334%	–

Modern Oral (mn pouches)	1,667	+55.6%	1,071	+157%	414

Traditional Oral (bn sticks eq)	1	+2.8%	1	+8.3%	1
* Other combustibles includes MYO/RYO.

Revenue

	2020 £m	vs 2019%	vs 2019 (adj at cc) %	2019 £m	vs 2018%	vs 2018 (adj at cc) %

Combustibles	5,356	-3.4%	+0.5%	5,544	-0.7%	+3.0%

New Categories:

Vapour	148	+0.4%	+0.2%	147	+29.2%	+30.1%

THP	136	+143%	+159%	56	+200%	+200%

Modern Oral	185	+58.5%	+59.3%	116	+234%	+246%

Total New Categories	469	+46.7%	+49.6%	319	+91.0%	+93.6%

Traditional Oral	34	+16.2%	+14.2%	29	+33.4%	+38.5%

Other	135	-31.6%	-31.7%	198	-14.2%	-14.3%

Revenue	5,994	-1.6%	+2.1%	6,090	+1.4%	+5.0%

Profit from operations/Operating margin

	2020 £m	vs 2019%	vs 2019 (adj at cc) %	2019 £m	vs 2018%	vs 2018 (adj at cc) %

Profit from operations	1,962	+19.0%	-2.4%	1,649	-13.4%	+3.3%

Operating margin (%)	32.7%	+560 bps	-160 bps	27.1%	-460 bps	-60 bps

Revenue by category

FLAT	21
Cigarette value	Owned
share change	manufacturing (inc R&D) sites

23,785
Number of employees

Key markets

Algeria, Belgium, Bulgaria, Czech Republic, Denmark, Egypt, France, Germany, Italy, Kazakhstan, Morocco, Netherlands, Poland, Romania, Russia, Spain, Sweden, Switzerland, Turkey, Ukraine, UK

Revenue and Profit

from Operations

Reported revenue declined 1.6% in 2020 (2019: up 1.4%) as good pricing in Combustibles and growth in New Categories revenue (2020: +47%, 2019: +91%) in both years was more than offset by lower combustible volume (down 4% in 2020 and 6% in 2019) and a translational foreign exchange headwind of 3.7% (2019: 1.3% headwind).

Excluding adjusting items (that affected 2019 and 2018) and the impact of currency, revenue grew 2.1% on an adjusted constant rates basis (2019: up 5.0%).

Reported profit from operations increased 19%, largely due to the absence of the £202 million charge in respect of the Russian excise dispute that impacted the prior year (2019: down 13%). Excluding the impact of currency and adjusting items (in respect of Quantum, the factory rationalisation programme and the 2019 charges in Russia related to an excise dispute), adjusted profit from operations at constant rates was down 2.4% in 2020 (2019: up 3.3%), as the higher revenue (at constant rates of exchange) and Quantum cost savings (in 2020) were more than offset by higher investment behind New Categories of over £200 million, compared to 2019.

New Categories

In 2020, revenue from Vapour was marginally higher (up 0.4%, compared to growth of 29.2% in 2019). This was largely driven by higher consumable volume (up 23.0%, 2019: 44% higher), despite the impact of COVID-19 on our vape stores, with the higher volume partly offset by marketing investment to drive consumer activation, which is recognised as a deduction to revenue in line with IFRS 15.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	79

Vype grew across the region and saw record Vapour value shares as the Group consolidated value leadership positions in the key markets of France and Germany. In the UK, the Group maintained its value leadership position as Vype’s good performance was moderated by a reduction in Ten Motives and the remainder of the local portfolio.

In 2020, THP volumes tripled and revenue more than doubled driven by the launch of glo Hyper in a number of markets across the region and the continued progress of glo Pro. This builds on the growth in 2019 (volume up over 330% and revenue 200% higher). glo continued to increase volume share in key THP markets including in Russia where glo volume share reached 1.4% (in December 2020), doubling its volume share of the THP from 7.6% in June 2020 to 15.5% in December 2020. Furthermore, since the launch of glo Hyper in pilot cities in Italy, glo has more than tripled its volume share of category to 7.8% (December 2020), with retention rates doubling.

In 2020, Modern Oral revenue grew 59%, led by 56% volume growth and a contribution from positive price/mix. This follows 2019 where revenue and volume were up 234% and 157%, respectively.

In both years, the Group continued to grow its volume share of the total oral category in more established markets such as Sweden and Norway, while also building the overall category, and our volume share of Modern Oral itself, in Denmark and Switzerland.

In January 2021, we have pilot-launched our first CBD vaping product, Vuse CBD Zone. This latest innovation will allow us, for the first time, to offer adult consumers a range of high-quality CBD vaping products from our trusted, global brand, Vuse. Initially available in Manchester, UK, it will offer adult smokers and vapers sensorial enjoyment, as Vuse CBD Zone caters to a variety of moods and moments in their busy lifestyles.

Combustibles

In 2020, revenue was down 3.4% compared to a decline of 0.7% in 2019. Good price/mix in both years (up 5% in 2020 and 9% in 2019) was more than offset by the impact of lower combustible volume of 4.1% in 2020 (and 6.4% in 2019) and the foreign exchange headwind described earlier.

At constant rates of exchange, revenue increased 0.5% (2019: 3.0%).

The decline in combustible volume in 2020 was despite higher volume in Turkey (driven by Kent and the local portfolio) as this was more than offset by industry volume contraction in a number of markets, partly due to COVID-19.

The decrease in combustible volume in 2019 was driven by lower volume in Russia (due to stock movements), Ukraine (largely due to the growth of illicit trade and competition in the low-price segment) and Egypt (driven by excise-led price increases in the low-price segment particularly affecting Pall Mall).

Cigarette value share was in line with 2019 (2019: marginally higher than 2018), with cigarette volume share up 30 bps largely driven by Russia and Turkey, partly offset by lower volume share in France, Spain, Netherlands, Denmark, Switzerland and the UK. The movement in 2019 was mainly driven by Ukraine, Russia, Italy, Poland, Romania and Spain.

In 2020, menthol bans were introduced in Turkey, the UK and the EU. The Group has a long-standing track record of managing regulatory shifts and has successfully navigated the menthol ban in combustibles with an increase in consumer retention across the nicotine delivery product range as consumers have either migrated to our New Category portfolio or switched to non-menthol combustible products.

Delivering on our
New Categories

We are resolute in our pursuit of the opportunities in New Categories in ENA.

In 2020, we are the leader in Vapour in ENA. Vype is the number one closed systems brand in the key markets of the UK, France, Germany and Poland. This was fuelled by strong performances of both product platforms, Vype ePen3 and Vype ePod. The Vype-to-Vuse migration is under way and is planned to be completed in 2021.

Also in 2020, we introduced glo Hyper in Russia, the second largest THP market in the world, expanding to more than 150 of the largest cities in Russia in the second half of the year. This has been delivered by highly differentiated digital and direct to consumer activation, with excellent results across the major cities.

During 2020, new product launches across innovative flavours and packaging solutions have consolidated our leadership position in 14 out of the 17 Modern Oral markets where we are present, with the fastest growing brand in the remaining three markets.

Our Strategy in Action

United Kingdom

Just five years after launching Vype in the UK, we have achieved value share leadership in the category. A third of our revenue in the UK is now coming from Vapour products.

Vype increased its value share of closed systems to 26% (2019: 20%), driven by the successful launch of ePod and continued success of ePen as the market transitions following the menthol ban.

Our ambitions are driven by:

– the continued development of closed systems; and

– success in e-commerce, which emerged during 2020. This benefited from an overhaul of the user experience and introduction of a subscription model, ensuring we provide a range of offers that are attractive to both our consumers and the Group.

80	BAT Annual Report and Form 20-F 2020

Regional Review

APME

Asia-Pacific and Middle East

Launch of glo Hyper drives volume growth in THP. Michael (Mihovil) Dijanosic Regional Director

Volume

	2020 units	vs 2019%	2019 units	vs 2018%	2018 units

Cigarettes (bn sticks)	198	-7.3%	213	-3.7%	221

Other (bn sticks eq)*	2	+3.3%	2	+1.5%	2

Combustibles (bn sticks)	200	-7.2%	215	-3.7%	223

New Categories:

Vapour (mn 10ml/pods)	6	+385%	1	n/m	–

THP (bn sticks)	7	-6.5%	8	+20.1%	7

Modern Oral (mn pouches)	86	n/m	3	n/m	–

Traditional Oral (bn sticks eq)	–	–	–	n/m	–
* Other combustibles includes MYO/RYO.

Revenue

	2020 £m	vs 2019%	vs 2019 (adj at cc) %	2019 £m	vs 2018%	vs 2018 (adj at cc) %

Combustibles	3,935	-10.3%	-7.7%	4,387	+3.4%	+4.4%

New Categories:

Vapour	15	+255%	+260%	4	+906%	+902%

THP	497	-26.0%	-27.1%	671	+23.2%	+16.8%

Modern Oral	2	n/m	n/m	–	–	–

Total New Categories	514	-24.0%	-25.0%	675	+23.9%	+17.5%

Traditional Oral	–	–	–	–	–	–

Other	88	-1.3%	-0.4%	91	-3.5%	-6.9%

Revenue	4,537	-11.9%	-9.9%	5,153	+5.6%	+5.6%

Profit from operations/Operating margin

	2020 £m	vs 2019%	vs 2019 (adj at cc) %	2019 £m	vs 2018%	vs 2018 (adj at cc) %

Profit from operations	1,472	-16.0%	-7.3%	1,753	-5.7%	+7.9%

Operating margin (%)	32.4%	-160 bps	+110 bps	34.0%	-410 bps	+90 bps

Revenue by category

+10 bps	24
Cigarette value	Owned
share change	manufacturing (inc R&D) sites

10,750
Number of employees

Key markets

Australia, Bangladesh, Indonesia, Japan, Malaysia, Middle East (inc KSA), New Zealand, Pakistan, South Korea, Taiwan, Vietnam

Revenue and Profit

from Operations

Reported revenue declined 11.9% to £4,537 million (2019: up 5.6% to £5,153 million). The decline in 2020 was largely driven by lower cigarette volume (which fell 7.3%) partly due to the negative impact of COVID-19 on GTR and other markets in the region and the impact of excise increases and minimum pricing in Indonesia. Revenue in 2020 was also impacted by the excise harmonisation of THP in Japan and a £50 million charge in respect of the withdrawal of glo Sens.

In contrast, the growth in 2019 was due to pricing in a number of markets and growth in New Categories revenue, which more than offset a decline in cigarette volume of 3.7%.

Excluding the impact of translational foreign exchange, in 2020 revenue on a constant currency basis at constant rates of exchange fell 9.9% (2019: grew 5.6%).

Reported profit from operations decreased 16.0% to £1,472 million, as the impact of COVID-19 in a number of markets including GTR, the recognition of costs related to the ongoing factory rationalisation programme (principally in Southeast Asia), an impairment in goodwill in respect of the Group’s performance in Malaysia

(£197 million) and unfavourable foreign exchange movements more than offset the efficiencies realised through Quantum. In 2019, this was a decrease of 5.7% to £1,753 million as higher profit in Japan and the Middle East was more than offset by Bangladesh and Malaysia and an impairment charge in respect of Indonesia goodwill (£172 million).

Excluding adjusting items and the impact of translational foreign exchange, in 2020 adjusted profit from operations at constant rates of exchange fell 7.3% (2019: increased 7.9%).

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	81

New Categories

Total revenue from New Categories declined 24.0% to £514 million (2019: increase of 23.9% to £675 million).

This was driven by THP as consumable volume declined 6.5% to 7.4 billion sticks (2019: up 20.1% to 7.9 billion). The launch of glo Hyper (the first-to-world THP that uses induction heating technology to provide a step change in consumer satisfaction, driven by 30% more tobacco, faster heating and a boost button) was more than offset by excise harmonisation impacting the industry and by a strong comparator period that included the launch of glo Pro, glo Nano and glo Sens.

THP revenue declined 26% (or 27% excluding the impact of currencies) largely due to the excise harmonisation in Japan and a £50 million charge to revenue in respect of the withdrawal of glo Sens in the year. glo Sens was launched in 2019 and did not perform to expectations.

In Japan, the largest THP market in the world, glo’s volume share increased to 5.9% in December 2020, up 85 bps compared to December 2019, driven by glo Hyper’s launch in April 2020.

Combustibles

Revenue from combustibles fell 10.3% to £3,935 million (2019: up 3.4% to £4,387 million), or by 7.7% (2019: up 4.4%) at constant rates of exchange. Pricing in Australia and Pakistan was more than offset by a 7.2% decline in combustible volume. Higher volume in Bangladesh was more than offset by the impact of COVID-19 in a number of markets, notably within GTR, an increase in local taxes and the minimum retail price compliance in Indonesia, and the continued increase in illicit trade in Pakistan (following an excise-led price increase in 2019).

Value share increased 10 bps, with volume share up 55 bps, as volume share gains (including in Bangladesh, Japan, Pakistan and Malaysia) more than offset losses in Saudi Arabia and Indonesia.

The increase in revenue 2019 was largely due to pricing in a number of markets, including Saudi Arabia, Japan, Australia, Pakistan and New Zealand, which more than offset the 3.7% decrease in cigarette volume.

Delivering on our
New Categories

Acceleration of the learning agenda in APME has taken place through the roll-out of a digital pilot model which enables in-depth, real-time consumer insights generation and development of the optimal marketing mix. This has recently been deployed successfully with the launch of Velo in Indonesia.

We have ambitious expansion plans for 2021 and beyond, prioritising consumer and commercial opportunities, to support the Group’s ambition to deliver a step change in New Categories with category leadership within Modern Oral across APME. This is supported by a regulatory engagement roadmap to unlock opportunity markets.

Our Strategy in Action

Digital Transformation

Marketing Technology capabilities were enhanced to broaden and deepen our understanding of consumers, enabling detailed consumer profiling, personalised consumer journeys and improved conversion – leading to the acquisition of c.250k new consumers into glo.

Real-time performance tracking has also been integrated within the digital ecosystem, which has enabled faster and more agile insight-led decision-making. The digital-first approach has accelerated the e-commerce agenda which has so far seen significant improvement in e-commerce traffic (up 290%), device sales (up 225%) and revenue contribution (up 320%) in 2020.

82	BAT Annual Report and Form 20-F 2020

Engaging With Our Stakeholders

Engaging With

Our Stakeholders

We recognise that civic participation is an essential component of being a responsible business and ensuring that appropriate policy is implemented. Our employees are committed to participating in the policy process in a transparent and open manner, in compliance with all laws and regulations of the markets in which we operate.

Jerry Abelman

Director, Legal & External Affairs and General Counsel

	Consumers	Shareholders/ Bondholders	Our people
Why this stakeholder is important to us	As preferences and attitudes change in an evolving industry, understanding our consumers is essential to both successful portfolio and business growth.	It is essential that we maintain the support of our shareholders and bondholders to maintain access to capital. This allows us to implement our strategy and achieve our business objectives.

The quality of our people is a major reason why our Group continues to perform well. We understand the value of listening and responding to feedback from our people to maintain a fulfilling, rewarding and responsible work environment.

Examples of how we engaged in 2020

–   Consumer panels, focus groups and interviews

–   Product testing

–   Consumer care helplines

–   Responsible advertising and marketing

–   Pack inserts/product leaflets

–   Real-time digital platforms

–   Clinical trials

–   Annual General Meeting

–   Investor relations programme

–   Institutional shareholder meetings

–   Capital Markets Days

–   Investor roadshows

–   Results announcements

–   Annual Report & Form 20-F

–   ESG Report

–   Stock exchange announcements

–   Shareholder information on website

–   Director market and site visits

–   Virtual forums

–   Employee town halls

–   Global and regional webcasts

–   ‘Your Voice’ employee survey

–   Works councils and European Employee Council meetings

–   Graduate and management trainee events

–   Individual performance reviews

–   Speak Up channels

	Read more pages 29 to 43 and 98	Read more pages 97, 117 to 119	Read more pages 62, 63, 98 and 122

What matters to our stakeholders	– Product harm, addiction and social considerations – Product quality – Affordability and price – Ingredients/nicotine levels – Plastics/post-consumption product waste – COVID-19 impacts	– Business performance – ESG Agenda – Corporate governance – Strength of Group leadership – Board succession planning	– Reward – Career development – Diversity and inclusion – Corporate responsibility – Health and safety – Business ethics

How we respond	– Development of innovative products – Product stewardship, quality and safety standards – Clear and accurate product information – International Marketing Principles – Circular economy strategy

–   Regular dialogue and communications with shareholders

–   Robust corporate governance

–   Enhanced ESG reporting

–   Continual improvement of our Delivery with Integrity programme

–   Our range of enjoyable and innovative products

–   Product quality and safety standards

–   International Marketing Principles

–   Extensive communications and virtual engagement with employees worldwide during the pandemic

–   Board review of and feedback on workforce engagement

–   Training and development programme

–   Diversity & Inclusion Strategy

–   Delivery with Integrity programme

Strategic impact

Principal risk impact	– Market size reduction / consumer downtrading – Inability to develop, commercialise and deliver New Categories – Significant excise increases	– Solvency and liquidity – Foreign exchange rate exposures – Disputed taxes, interest and penalties – Litigation – Market size reduction/ consumer downtrading	– Injury, illness or death in the work place – Geopolitical tensions

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	83

Suppliers	Customers	Governments and wider society

Effective relationships with farmers, suppliers of tobacco leaf, product materials and indirect services are essential to an efficient, productive and secure supply chain.	Our customers include retailers, distributors and wholesalers who are essential for driving growth and embedding responsible marketing practices.	We seek to be part of the debate that shapes the regulatory environment in which we operate, and to work collaboratively to develop joint solutions to common challenges.

–   Ongoing farmer support, training and monitoring by our Extension Services of expert field technicians

–   Sustainable Tobacco Programme assessments, reviews and meetings

–   Supplier reviews/audits

–   Supplier Voice survey and dialogue

–   Strategic partnerships

–   Ongoing dialogue, contract discussions and account management

–   Customer Voice survey

–   Audits and performance reviews

–   Sales calls and visits by trade representatives

–   Business-to-business programmes

–   Face-to-face meetings and ongoing dialogue

–   Submissions to government and advisory committees

–   Multi-stakeholder collaborations and partnerships, such as the Eliminating Child Labour in Tobacco Growing Foundation

–   External Scientific Panel

–   Sustainability Stakeholder Panel

–   Community investment programmes

Read more pages 3, 48, 53 to 55 and 99	Read more pages 3, 57 and 99	Read more pages 35, 44 to 57 and 99

– Productivity/quality/cost – Sustainable agriculture – Farmer livelihoods – Human rights – Health and safety – Climate change/ environmental impacts – COVID-19 impacts	– Route-to-market planning – Contingency planning – Cost, price and quality – Stock availability – Consumer buying behaviour – Youth access prevention – COVID-19 impacts	– Product regulation – Tax/excise/illicit trade – Responsible marketing – Public health impacts – Human rights – Climate change/ environmental impacts – COVID-19 impacts

–   Supplier Code of Conduct

–   Thrive sustainable agriculture and farmer livelihoods programme

–   Leaf operational standards for PPE and child labour prevention

–   Farmer Extension Services support and training

–   COVID-19 support

– Customer loyalty programmes and incentives – Global Youth Access Prevention (YAP) Guidelines – COVID-19 support

–   Standards of Business Conduct (SoBC)

–   Delivery with Integrity

–   Carbon neutrality target

–   Human rights and climate impact assessments

–   Corporate Social Investment (CSI)

–   COVID-19 support and vaccine development

– Inability to develop, commercialise and deliver New Categories – Geopolitical tensions	– Inability to develop, commercialise and deliver New Categories – Geopolitical tensions – Significant excise increases – Market size reduction/ consumer downtrading	– Geopolitical tensions – Competition from illicit trade – Significant excise increases – Regulation that inhibits growth

UK Companies Act: Section172(1) Statement

Our Directors have a duty, individually and collectively as the Board, to act as they consider most likely to promote the success of the Company for the benefit of our members as a whole.

As part of this duty, our Directors must have regard for likely long-term consequences of decisions and the desirability of maintaining a reputation for high standards of business conduct. Our Directors must also have regard for our employees’ interests, business relationships with our wider stakeholders, the impact of our operations on the environment and communities in which we operate and the need to act fairly between shareholders. Consideration of these factors and other relevant matters is embedded into all Board decision-making, strategy development and risk assessment throughout the year.

Our key stakeholders and primary ways in which we engage with them are set out in the table to the left. Pages 97 to 99 and 117 to 119 provide further explanation of our Board’s approach to understanding stakeholder interests to enable relevant considerations to be drawn on in Board discussion and decision-making.

Where the Board delegates authority for decision-making to management, our Group governance framework discussed on pages 95 to 96 mandates consideration of these factors and other relevant matters as a critical part of delegated authorities.

Examples of some of the ways that these factors have shaped Group strategy and initiatives during the year are illustrated in the table to the left. Illustration of how these factors have been taken into account in Board decision-making and strategy development during the year is provided on pages 100 to 101.

84	BAT Annual Report and Form 20-F 2020

Group Principal Risks

Group Principal Risks

Overview

The principal risks that may affect the Group are set out on the following pages.

Each risk is considered in the context of the Group’s strategy and business model, as set out in this Strategic Report on pages 18 to 19, and 24 to 26. Following a description of each risk, its potential impact is summarised. Clear accountability is attached to each risk through the risk owner.

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

The risks listed in this section should be considered in the context of the Group’s internal control framework. This is described in the section on risk management and internal control in the corporate governance statement on pages 114 to 115. This section should also be read in the context of the cautionary statement on page 318.

A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register is set out in the Additional Disclosures section on pages 288 to 306.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	85

Risks

Competition from illicit trade

Increased competition from illicit trade and illegal products – either local duty evaded, smuggled, counterfeits, or non-regulatory compliant.

Time frame	Strategic impact	Key Stakeholders
Short/Long-term

Impact

Erosion of goodwill, with lower volumes and reduced profits.

Reduced ability to take price increases.

Investment in trade marketing and distribution is undermined.

Counterfeit New Categories products and other illicit products could harm consumers, damaging goodwill, and/or the category (with lower volumes and reduced profits), potentially leading to misplaced claims against BAT and further regulation.

.

Tobacco, New Categories and other regulation interrupts growth strategy

The enactment of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products.
Time frame	Strategic impact	Key Stakeholders
Medium-term

Impact

Erosion of brand value through commoditisation and the inability to launch innovations, differentiate products, maintain or build brand equity and leverage price.

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

EU Directive on single-use plastics could result in increased operational costs and/or adverse impact on sales volume and profit.

Please refer to pages 307 to 310 for details of tobacco and nicotine regulatory regimes under which the Group’s businesses operate.

86	BAT Annual Report and Form 20-F 2020

Group Principal Risks

Group Principal Risks

Continued

Inability to develop, commercialise and deliver the New Categories strategy

Risk of not capitalising on the opportunities in developing and commercialising successful, safe and consumer-appealing innovations.

Time frame	Strategic impact	Key Stakeholders
Long-term

Impact

Failure to deliver Group strategic imperative, 2025 growth ambition (previously 2024) and 2030 consumer targets.

Potentially missed opportunities, unrecoverable costs and/or erosion of brand, with lower volumes and reduced profits.

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
Time frame	Strategic impact	Key Stakeholders
Short/Medium-term

Impact Volume decline and portfolio mix erosion leading to lower profitability. Funds to invest in growth opportunities are reduced.

Litigation

Product liability, regulatory or other significant cases (including investigations) may be lost or settled resulting in a material loss or other consequence.
Time frame	Strategic impact	Key Stakeholders
Long-term

Impact

Damages and fines, negative impact on reputation, disruption and loss of focus on the business.

Consolidated results of operations, cash flows and financial position could be materially affected, in a particular fiscal quarter or fiscal year, by region or country, by an unfavourable outcome or settlement of pending or future litigation, criminal prosecution or other contentious action.

Inability to sell products as a result of patent infringement action may restrict growth plans and competitiveness.

Please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	87

Significant increases or structural changes in tobacco, nicotine and New Categories related taxes

The Group is exposed to unexpected and/or significant increases or structural changes in tobacco, nicotine and New Categories related taxes in key markets.

Time frame	Strategic impact	Key Stakeholders
Long-term

Impact

Consumers reject the Group’s legitimate tax-paid products for products from illicit sources or cheaper alternatives.

Reduced legal industry volumes.

Reduced sales volume and/or portfolio erosion.

Partial absorption of excise increases leading to lower profitability.

Foreign exchange rate exposures

The Group faces translational and transactional foreign exchange (FX) rate exposure for earnings/cash flows from its global businesses.
Time frame	Strategic impact	Key Stakeholders
Short/Medium-term

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
Time frame	Strategic impact	Key Stakeholders
Medium-term

Impact

Potential loss of life, loss of assets and disruption to supply chains and normal business processes.

Increased costs due to more complex supply chain arrangements and/or the cost of building new facilities or maintaining inefficient facilities.

Lower volumes as a result of not being able to trade in a country.

Higher taxes or other costs of doing business as a foreign company or the loss of assets as a result of nationalisation.

88	BAT Annual Report and Form 20-F 2020

Group Principal Risks

Group Principal Risks

Continued

Solvency and liquidity

Liquidity (access to cash and sources of finance) is essential to maintaining the Group as a going concern in the short term (liquidity) and medium term (solvency).

Time frame	Strategic impact	Key Stakeholders
Short/Medium-term

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
Time frame	Strategic impact	Key Stakeholders
Short-term

Impact

Serious injuries, ill health, disability or loss of life suffered by employees and the people who work with the Group.

Exposure to civil and criminal liability and the risk of prosecution from enforcement bodies and the cost of associated legal costs, fines and/or penalties.

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
Time frame	Strategic impact	Key Stakeholders
Short/Medium-term

Impact Significant fines and potential legal penalties. Disruption and loss of focus on the business due to diversion of management time. Impact on profit and dividend.

Please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

The Strategic Report was approved by the Board of Directors on 16 February 2021 and signed on its behalf by Paul McCrory, Company Secretary.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	89

Governance

Chairman’s Introduction

on Governance

Dear Shareholder

The Group’s governance framework continued to operate effectively in 2020 as the Group navigated the extraordinary challenges presented by COVID-19.

Maintaining our business delivery has only been achieved through the resilience and enterprising spirit of our people across the world. Their unwavering commitment to maintaining our high standards in difficult circumstances has been exceptional.

By living and breathing the BAT Ethos, together we have delivered strong results in these difficult times, whilst retaining focus on our corporate purpose of building A Better Tomorrow™.

Board succession

After conducting a thorough selection process in 2020, the Nominations Committee recommended to the Board the appointment of Luc Jobin as my successor. Our Senior Independent Director discusses this process in the Nominations Committee report.

I am delighted that the Board has named Luc as the incoming Chairman. Luc brings with him significant financial, regulatory and consumer business experience. He has been an outstanding Non-Executive Director, providing consistent support, insight and constructive challenge through the development of BAT’s strategy. I am sure that BAT will go from strength to strength with Luc as Chairman and Jack Bowles as Chief Executive Officer.

The Board welcomed two new Non-Executive Directors in 2020. Karen Guerra joined the Board in September, bringing varied international experience and focus in marketing and consumer goods. Darrell Thomas, who has extensive US, financial and regulatory experience, joined the Board in December. Our new Non-Executive Directors complement the balance of expertise and perspectives of our already diverse Board.

Culture and values

The Board recognises its role in shaping and overseeing the Group’s culture and values, and supports our executive team in embedding the new BAT ethos. I am confident our ethos will serve to guide and empower our organisation in years to come, and play a key part in promoting sustainable growth.

Acting with integrity is an important part of our ethos, and the Board ensures that integrity remains a key area of focus. You can read about our Group Standards of Business Conduct (SoBC) and Delivery with Integrity programme on pages 56 to 57.

Our Board takes very seriously any non-compliance with our SoBC or with our legal obligations. In January this year, we welcomed the UK’s Serious Fraud Office’s (SFO) announcement that it had closed the investigation of suspicions of corruption in the conduct of business by the Company, its subsidiaries and associated persons, which commenced on 1 August 2017.

BAT remains committed to the highest standards in the conduct of its business and, as previously reported, through external legal advisers we continue to cooperate with relevant authorities.

Stakeholder engagement

Effective engagement with our shareholders, our people and our wider stakeholders is important to the Group’s long-term sustainable success.

In 2020, the Board thoroughly reviewed how we engage with all key stakeholders, how we are kept informed of stakeholder perspectives, and the impact of engagement. This review is discussed on page 98. During the year we also considered the impact of COVID-19 on our stakeholders, and the steps taken across the Group to support them where possible.

Engagement with shareholders by the Executive Directors and management significantly increased during 2020. Our engagement programme was adapted to make full use of digital interaction, enabling more extensive shareholder communication despite COVID-19 restrictions.

The Executive Directors and I regularly update the Board on our own dialogue with shareholders to ensure the whole Board understands their perspectives. In 2020, key topics raised by shareholders and discussed by the Board included business transformation, New Categories strategy, performance, ESG targets, impact of COVID-19, deleveraging, capital allocation and regulatory developments. Our Remuneration Committee Chairman also engaged with shareholders on executive remuneration in the lead up to our 2020 AGM.

My fellow Board members and I look forward to further dialogue with our shareholders ahead of our 2021 AGM.

90	BAT Annual Report and Form 20-F 2020

Governance

Chairman’s Introduction on Governance

Continued

Our people

The safety and wellbeing of all our people was a top priority for the Board in 2020 and this will remain a top priority going forward. In addition to the operational measures we have overseen to ensure this, staying connected with and listening to our staff has been a meaningful way for the Board to lend its support during the pandemic.

We have engagement channels in place across the Group to ensure the Board maintains regular and effective dialogue with our people worldwide through our chosen engagement methodologies.

Throughout 2020, the Board assessed the impact of COVID-19 on our staff worldwide. In recognition of the commitment and resilience shown by our people in the face of the pandemic, the Board collectively wrote to all staff worldwide to express the Board’s appreciation for their efforts to keep the business operating effectively and to emphasise that staff safety and wellbeing remains our priority.

In January 2020, I was joined by Luc Jobin and Jerry Fowden on a visit to our US marketing operations in Atlanta, and factory and R&D operations in Winston-Salem, which gave us the opportunity to meet with members of Reynolds American management in person. As global events unfolded, and face-to-face meetings became increasingly restricted, our Executive Directors led a series of virtual forums to connect regularly with regional, local and functional teams.

We also continued to review feedback across the range of the Group’s workforce engagement channels. You can read more about the Board’s workforce engagement activities on page 98.

Board efficacy

The Board adapted well to the disruption caused by the pandemic. We transitioned to virtual board meetings in March 2020, holding a total of ten meetings in the year (four more than scheduled), allowing us to maintain close oversight of the unfolding impact of COVID-19 on our people and operations. The Board maintained a highly responsive and dynamic relationship with management and staff throughout the year.

Board efficacy is evaluated in detail annually. This year, an internal evaluation of the Board, its Committees and each individual Director was conducted. Having considered the output of this year’s evaluation, discussed on page 104, the Board considers that it continues to function effectively and its working relationships with its Committees continue to be sound.

Internal controls

The Group is subject to US compliance obligations under NYSE rules and US securities laws for ‘foreign private issuers’. In 2020, our Audit Committee continued to play a key role in monitoring the Group’s compliance with the Sarbanes-Oxley Act of 2002 (SOx) and had oversight of the management assessment of the effectiveness of our internal controls over financial reporting.

We explain our internal controls framework and SOx compliance programme on pages 115 to 116.

Looking ahead

The Board’s leadership and continued support for delivery of the Group’s ambitious sustainability agenda will be critical in the coming years.

As an important part of our corporate purpose to build A Better TomorrowTM for all of our stakeholders, the Board will closely monitor Group performance against its harm reduction agenda and revised environmental targets, including to achieve carbon neutrality by 2030. You can read about our approach to monitoring performance against ESG targets and our progress in 2020 on pages 46 to 47.

In response to consistent stakeholder focus on climate change and how effectively we as a business take action to address it, we have introduced climate-related disclosure elements as recommended by the Taskforce on Climate-related Financial Disclosures (TCFD) in our 2020 reporting, set out at page 52. Our reporting for 2021 will fully align to the TCFD framework.

Moving forward, with Luc’s substantial business experience in North America, and expertise in strategic transformation, governance and regulation, I have full confidence in his ability to lead the Board effectively in its oversight of our strategy, growth and sustainability.

On behalf of the Board, I confirm that we believe that this combined Annual Report and Form 20-F is fair, balanced and understandable and presents the information necessary to assess the Company’s position, performance, business model and strategy.

Richard Burrows

Chairman

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	91

Governance

Throughout the year ended 31 December 2020, we applied the Principles of the UK Corporate Governance Code 2018.

The Company was compliant with all provisions of the Code during the year.

The Board considers that this Annual Report and Form 20-F, and notably this Governance section, provides the information shareholders need to evaluate how we have complied with our obligations under the Code.

Pages noted opposite refer to particular discussion on the application of Principles of the Code in this Annual Report and Form 20-F.

For reference, we prepare a separate voluntary annual compliance report by reference to each Principle and Provision of the Code, available at www.bat.com/governance

Board Leadership and

Company Purpose

Principle

A. Long-Term Sustainable Success	pages 2 to 73, 82, 83, 89 to 101

B. Purpose, Values and Culture	pages 2 to 19, 58 to 63, 89, 90, 95 to 96

C. Resources and Control Framework	pages 4 to 9, 22 to 28, 84 to 88, 110 to 116

D. Shareholder and Stakeholder Engagement	pages 82, 83, 89 to 99, 117 to 119

E. Workforce Engagement, Policies and Practices	pages 58 to 63, 90, 98, 122

Division of

Responsibilities

Principle

F. Leadership of the Board	pages 89 to 102

G. Board Composition and Division of Responsibilities	pages 92, 93, 102, 103

H. Role and Commitment of Non-Executive Directors	pages 102 to 103

I. Board Support	pages 90, 102 to 104

Composition, Succession, Evaluation

Principle

J. Board Appointments, Succession and Diversity	pages 89, 105 to 109

K. Board Skills and Experience	pages 89 to 93, 104 to 108

L. Board Evaluation	page 104

Audit, Risk,

Internal Control

Principle

M. Internal and External Audit Functions	pages 112 to 116

N. Fair, Balanced and Understandable Assessment	pages 115 and 140

O. Risk Management and Internal Controls	pages 84 to 88, 90, 101, 110 to 116

Remuneration

Principle

P. Remuneration Policies and Practices	pages 117 to 139

Q. Development of Policy on Remuneration	pages 117 to 139

R. Judgement and Discretion	pages 117 to 139

Disclosure guidance and transparency rules

We comply with the Disclosure Guidance and Transparency Rules requirements for corporate governance statements by virtue of the information included in this section, together with the information contained in the Other Information section.

The UK Corporate Governance Code 2018 is available at www.frc.org.uk

US corporate governance

As a result of the listing of the Company’s American Depositary Shares (ADSs) on the NYSE, the Company is required to meet certain NYSE requirements relating to corporate governance matters.

Certain exceptions to these requirements apply to the Company as a foreign private issuer. For details of the significant differences between the NYSE requirements and the Company’s practices, please see page 315.

92	BAT Annual Report and Form 20-F 2020

Governance

Board of Directors

As at 16 February 2021

Appointed: Chairman since November 2009; Non-Executive Director since September 2009.

Experience: Richard was Chief Executive of Irish Distillers, Co-Chief Executive of Pernod Ricard, Governor of the Bank of Ireland and is a Fellow of the Institute of Chartered Accountants of Ireland. Prior to joining the Board, Richard was Governor of the Bank of Ireland. Richard previously served as Chairman of the National Development Corporation, President of the Irish Business and Employers Confederation, Chairman of the Scotch Whisky Association, Chairman of Craven House Capital plc and as Senior Independent Director of Rentokil Initial plc.

Relevant skills and contribution to the Board: Richard has considerable consumer goods, international business and financial experience, ranging from leading successful branded manufacturing and service businesses to banking and financial services roles. He is an experienced non-executive director and brings a variety of perspectives.

External appointments: Supervisory Board member and Chairman of the Remuneration Committee at Carlsberg A/S.

Appointed: Chairman Designate from 1 March 2021; Non-Executive Director since July 2017.

Experience: Luc was President and Chief Executive Officer of Canadian National Railway Company from July 2016 until March 2018, having served as Executive Vice President and Chief Financial Officer since 2009. Previously, he was Executive Vice President of Power Corporation of Canada (an international financial services company) from 2005 to 2009. Luc was Chief Executive Officer of Imperial Tobacco Canada from 2003 to 2005 and Executive Vice President and Chief Financial Officer from 1998 to 2003. Luc previously served as an independent Non-Executive Director of Reynolds American Inc. from 2008 until its acquisition by the Group.

Relevant skills and contribution to the Board: Luc brings significant financial, regulatory and M&A experience to the Board, together with extensive North American knowledge and experience of enterprise transformation and consumer and customer businesses.

External appointments: Independent Director of Hydro-Quebec and Gildan Activewear Inc.

Appointed: Chief Executive since April 2019; Executive Director since January 2019.

Experience: Jack joined the Group in 2004 and was appointed as Chairman of British American Tobacco France in 2005, before becoming Managing Director of British American Tobacco Malaysia in 2007. He joined the Management Board as Regional Director for Western Europe in 2009, becoming Regional Director for the Americas in 2011, then Regional Director for Asia-Pacific in 2013. He became Chief Operating Officer in 2017 and Chief Executive Designate in November 2018, before being appointed to the Board in January 2019.

Relevant skills and contribution to the Board: Jack brings significant management, innovation, and strategic leadership to the Board, developed through his previous roles across many of the Group’s key geographies and areas of business. This enables him to effectively lead the Group and deliver our ambition to build A Better TomorrowTM.

External appointments: No external appointments.

Appointed: August 2019

Experience: Tadeu joined the Group in Brazil in 1992 and joined the Management Board as Director, Business Development in 2014, later becoming Regional Director, Western Europe in 2016, then Regional Director, Europe and North Africa in January 2018. He was appointed Director, Group Transformation in January 2019 and, in addition to this role, he was appointed Deputy Finance Director in March 2019, before joining the Board as Finance Director in August 2019. As Finance and Transformation Director, Tadeu’s role includes leadership of the design and delivery of the Group’s QUEST transformation programme to accelerate delivery of Group strategy.

Relevant skills and contribution to the Board: Tadeu brings broad experience gained in various national, regional and global finance and general leadership roles, through his previous roles across the Group. These experiences make Tadeu particularly well-placed to contribute to the Group’s transformation and broader strategic agenda.

External appointments: No external appointments.

Appointed: February 2015

Experience: Sue’s extensive career includes Director, Strategic and Business Development of Chime Group and a number of senior marketing and communications positions, including: Director of Marketing BBC, Corporate Affairs Director of Thames Television and Director of Communications of Vauxhall Motors. Sue is a former Chairwoman of both the Marketing Society and the Marketing Group of Great Britain.

Relevant skills and contribution to the Board: Sue contributes considerable expertise in relation to marketing, branding and consumer issues, which are key areas of focus for the Board.

External appointments: Non-Executive Director and Chair of the Remuneration Committee of Accsys Technologies PLC; Non-Executive Director of Helical plc; and Non-Executive Director of Unlimited Group.

Appointed: September 2019

Experience: Jerry is Chairman of Primo Water Corporation (‘Primo’) (formerly Cott Corporation), a US pure-play water solutions provider, having been CEO from 2009 until December 2018. Prior to joining Primo, Jerry held a variety of executive roles, including: CEO of Auto Trader Group; a number of roles at AB InBev, including CEO of Bass Breweries in the UK, Global Chief Operating Officer and European President; Executive Director of The Rank Group; and CEO of the Beverage Division at the Hero Group.

Relevant skills and contribution to the Board: Jerry brings extensive experience in leadership and strategic transformation to the Board and contributes considerable insight in relation to US operational issues, an important market for the Group.

External appointments: Chairman of Primo; Non-Executive Director and Chair of the Compensation and Human Resources Committee of Constellation Brands, Inc.

Appointed: September 2020

Experience: Karen has held a variety of executive roles, including President and Director General of Colgate Palmolive France, and Chairman and Managing Director of Colgate Palmolive UK Limited. She was formerly a Non-Executive Director of Electrocomponents p.l.c., Davide Campari-Milano S.p.A, Paysafe PLC, Inchcape PLC, Samlerhuset BV and Swedish Match AB.

Relevant skills and contribution to the Board: Karen brings valuable international experience, particularly in marketing, sales and consumer goods insight to the Board.

External appointments: Non-Executive Director of Amcor p.l.c.

Appointed: August 2016

Experience: Marion’s extensive career includes Chief Financial Officer positions at Celesio, Q-Cells and ThyssenKrupp Elevator Technology and, more recently, she has served as a member of a variety of supervisory boards.

Relevant skills and contribution to the Board: Marion brings significant financial expertise and operational experience gained at an international level, having spent her working life managing businesses across Europe, the Americas and Asia. Her experience as a member of various supervisory boards enables Marion to bring a range of insights to the Board’s discussions.

External appointments: Vice Chairwoman of the Supervisory Board and Co-Chairwoman of the Presiding and Nomination Committee of ProSiebenSat.1 Media SE; Supervisory Board member and Chairman of the Audit Committee of Heineken N.V. and Supervisory Board member of Siemens Healthineers AG.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	93

Appointed: July 2017

Experience: Up until April 2018, Holly was a Senior Advisor to Corsair Capital LLC, where she had previously served as Managing Partner and Co-Head of Infrastructure from 2015 until her retirement in 2017. From 2010 to 2015, she served as Co-Head of Citi Infrastructure Investors and prior to 2010 she held financial and executive management roles with American Electric Power Company, Inc. and Consolidated Natural Gas Company. Holly previously served as an independent Non-Executive Director of Reynolds American Inc. from 2008 until its acquisition by the Group.

Relevant skills and contribution to the Board: Holly’s extensive international operational and financial management experience in a range of industry sectors enables her to make important contributions to the Board.

External appointments: Non-Executive Director of Vesuvius plc; Director and Chair of the Governance Committee of AES Corporation; Director of Arch Coal Inc.

Appointed: January 2014

Experience: During his extensive career Savio has worked broadly in technology for General Electric, BTR plc and Alibaba Group, China’s largest internet business, where he was both Chief Operating Officer and, later, a Non-Executive Director.

Relevant skills and contribution to the Board: Savio brings significant business leadership experience to the Board, together with a deep knowledge of Greater China and Asia, an important region for the Group.

External appointments: Co-Founder and CEO of A&K Consulting Co Ltd, advising entrepreneurs and their start-up businesses in China; Member of the Governing Body of the London Business School; Non-Executive Director of the Alibaba Hong Kong Entrepreneur Fund and Crossborder Innovative Ventures International Limited; and Non-Executive Director and Advisory Board member of Homaer Financial.

.

Appointed: Senior Independent Director since April 2020; Non-Executive Director since February 2015.

Experience: Dimitri was Vice Chairman and Adviser to the Chairman and CEO of Procter & Gamble (P&G), where he started his career in 1977. During his time at P&G, Dimitri led on significant breakthrough innovations and continued to focus on this, speed-to-market and scale across all of P&G’s businesses while Vice Chairman of all the Global Business Units.

Relevant skills and contribution to the Board: Dimitri has extensive general management and international sales and brand building expertise, which enables him to make valuable contributions to Board discussions on these important topics.

External appointments: Senior Adviser at The Boston Consulting Group; Advisory Board member of JBS USA; Board Member of IRI; Board Member of North Atlantic Acquisition Corporation.

Appointed: December 2020

Experience: Darrell is currently Vice President and Treasurer for Harley-Davidson, Inc., having previously held several senior finance positions including Interim Chief Financial Officer for Harley-Davidson, Inc., Chief Financial Officer for Harley-Davidson Financial Services, Inc. and Vice President and Assistant Treasurer, PepsiCo, Inc. Prior to joining PepsiCo, Inc. Darrell had a 19-year career in banking with Commerzbank Securities, Swiss Re New Markets, ABN Amro Bank and Citicorp/Citibank where he held various capital markets and corporate finance roles.

Relevant skills and contribution to the Board: Darrell brings extensive US, financial and regulatory experience to the Board.

External appointments: Vice President and Treasurer for Harley-Davidson, Inc.; Board member of Sojourner Family Peace Center, Inc.

Attendance at Board meetings in 20201

		Attended/Eligible to attend

Name	Director since	Scheduled[4]	Ad hoc

Richard Burrows	2009	6/6	4/4

Jack Bowles	2019	6/6	4/4

Tadeu Marroco	2019	6/6	4/4

Sue Farr2(a)	2015	6/6	3/4

Jerry Fowden	2019	6/6	4/4

Karen Guerra3(a)	2020	2/2	1/1

Dr Marion Helmes	2016	6/6	4/4

Luc Jobin2(b)	2017	5/6	3/3

Holly Keller Koeppel	2017	6/6	4/4

Savio Kwan2(c)	2014	6/6	3/4

Dimitri Panayotopoulos	2015	6/6	4/4

Darrell Thomas3(b)	2020	0/0	0/0

Kieran Poynter3(c)	2010-2020	2/2	2/2

Notes:

1. Number of meetings in 2020: The Board held 10 meetings in 2020, four of which were ad hoc and convened at short notice, to review: (1) revolving credit facilities; (2) filing of the Company’s Annual Report and Form 20-F with the US SEC; (3) the Group’s response to the impact of COVID-19 and other topics; and (4) succession planning for the role of Chairman.

2. (a) Sue Farr did not attend the second ad hoc meeting in March due to prior commitments; (b) Luc Jobin did not attend the meeting in April due to prior commitments and was recused from the ad hoc meeting in October which discussed succession planning for the role of Chairman; and (c) Savio Kwan did not attend the first ad hoc meeting in March due to prior commitments. Directors that are unable to attend Board or Committee meetings have the opportunity to provide their comments to the Chairman in advance of the meeting.

3. Composition: The Board of Directors is shown as at the date of this Annual Report and Form 20-F; (a) Karen Guerra joined the Board on her appointment as a Non-Executive Director on 14 September 2020; (b) Darrell Thomas joined the Board on his appointment as a Non-Executive Director on 7 December 2020. There were no scheduled or ad hoc meetings following his appointment during the remainder of 2020; and (c) Kieran Poynter retired as a Non-Executive Director at the conclusion of the Company’s Annual General Meeting on 30 April 2020.

4. Number of meetings in 2021: Six Board meetings are scheduled for 2021.

94	BAT Annual Report and Form 20-F 2020

Governance

Management Board

As at 16 February 2021

Nationality: American

Jerry was appointed Director, Legal & External Affairs and General Counsel in May 2015, having joined the Management Board as Group Corporate & Regulatory Affairs Director in January 2015. Jerry was Regional General Counsel, Asia-Pacific from 2010 to 2014, before becoming Assistant General Counsel – Corporate & Commercial. He was a member of the Board of Reynolds American Inc. from February 2016 until July 2017.

Nationality: Italian/Brazilian

Marina joined the Management Board as Director, Digital and Information in January 2019. She joined the Group as Chief Information Officer (CIO) in 2018, having previously served as Global CIO and Global Business Services SVP at Anheuser-Busch InBev, where she was responsible for information technology transformation, including consumer digital marketing.

Nationality: Italian/Argentinian

Luciano joined the Management Board as Regional Director, Americas and Sub-Saharan Africa in January 2019. He joined the Group in 1992 and has held a wide range of roles, including Marketing Director in Venezuela, Marketing Director in Mexico and General Manager of BAT Mexico. Luciano was also Regional Marketing Manager for Western Europe and then Regional Head of Marketing, Americas and Sub-Saharan Africa before his appointment to the Management Board.

Nationality: Australian

Michael was appointed Regional Director for Asia-Pacific and Middle East in September 2020 and joined the Management Board at the same time. Previously, he was Area Director for Asia-Pacific and Global Travel Retail. Michael joined BAT in 1999 and has held several senior roles in the Group including General Manager (Papua New Guinea and Cambodia) and Regional Manager, Asia-Pacific.

Nationality: Pakistani

Zafar was appointed Director, Operations in February 2021 and became a member of the Management Board at the same time. Previously, he was Group Head of New Categories Operations where he was responsible for successfully embedding an end-to-end supply chain for our New Category products to support their accelerated growth across the world. Zafar joined BAT in 1996 and has held several senior roles in the Group including Regional Head of Operations Asia Pacific & Middle East, Group Head of Plan, Service & Logistics, Regional Head of Plan and Service for Western Europe and Head of Operations, Bangladesh.

Nationality: Korean

Hae In joined the Management Board as Director, Talent and Culture Designate in January 2019 and became Director, Talent and Culture in April 2019. Her role title changed to Director, Talent, Culture and Inclusion in November 2020. She was previously Group Head of Talent and Organisational Effectiveness and has held several other senior HR roles in the Group, including Regional HR Director, Asia-Pacific, and HR Director, Japan and North Asia. Prior to joining the Group in 2008, she gained experience at Samsung, IBM Consulting Services and PricewaterhouseCoopers.

Nationality: Dutch

Paul joined the Management Board as Director, New Categories in January 2019. He has been with the Group for 14 years in various senior roles, including Regional Marketing Manager, Asia-Pacific and Middle East, Area Director, East Asia and Global Head of Marketing Futures.

Nationality: New Zealand

Guy was appointed President and CEO of Reynolds American Inc. in September 2020, having joined the Management Board as Regional Director, Asia-Pacific and Middle East in January 2019. Previously he was Area Director, Australasia Area. Guy joined the Group in 1993 and has held several senior roles in the Group including Area Director, North Asia Area and Marketing Director, Russia.

Nationality: British

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

Nationality: Belgian

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

Nationality: British

Kingsley was appointed Chief Marketing Officer in January 2019. He joined the Group in 1996 and held various senior marketing positions prior to being General Manager in Russia. He was appointed to the Management Board as Corporate and Regulatory Affairs Director in 2012. In January 2015, he was appointed Managing Director, Next Generation Products and then as Regional Director, Americas and Sub-Saharan Africa in January 2018.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	95

Leadership and Purpose

Leadership Overview

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

–  Periodic financial reporting

–  Annual Report & Accounts and Form 20-F approval

–  Dividend policy

–  Corporate governance

–  Group policies

–  Effective engagement with shareholders, our workforce and wider stakeholders

–  Assessing and monitoring culture and its alignment with Group purpose, values and strategy

–  Ensuring workplace policies and practices align with values and support sustainable success

–  Review of Speak Up channels and reports arising therefrom

Board programme and activities

The Board has a comprehensive annual programme of meetings to monitor and review the Group’s strategy across all the elements of the Group’s business model. The Chairman sets a carefully structured agenda for each meeting in consultation with the Chief Executive and the Company Secretary.

The key activities of the Board in 2020 are set out on pages 100 to 101. These are discussed under the Group’s strategic priorities of Driving Value from Combustibles, Step Change in New Categories and Simplifying the Business, and in the areas of Financial and Risk, ESG and People.

The Board’s strategic priorities for 2020 are identified within the key performance indicators set out on page 9. During 2020, oversight of the impact of COVID-19 and the Group’s response was also a key activity for the Board.

The Board considers stakeholder interests in its decision-making on an ongoing basis. Examples of how the Board considers the long-term consequences of decisions, stakeholder interests, the impact of our operations on the environment, and corporate reputation (amongst other factors) are discussed on pages 100 to 101.

During the year, the Board also devotes considerable attention to Group corporate governance, including internal control and compliance matters.

How our governance framework supports our strategy

As part of our internal controls framework, the Board has delegated certain authorities to executive management through the Group Statement of Delegated Authorities to enable effective delivery of Group strategy.

The Board’s approach to delegation of authorities is discussed further on page 96.

The statement of matters reserved for the Board is available at bat.com/governance	Board oversight of M&A transactions See page 272

Board Committees

The Board has three principal Board Committees to which it has delegated certain responsibilities. The roles, memberships and activities of these Committees are described in their individual reports in this section.

The Chairman of each Committee provides a full briefing to the Board, including on decisions made and key matters discussed, following each Committee meeting. Copies of the minutes of all Committees are circulated to all Board members to the extent appropriate.

Each Committee has its own terms of reference, available at bat.com/governance. Committee terms of reference are regularly reviewed and updated, most recently in 2019 to align with the Code.

Board Committees

Management Board

The Management Board is responsible for overseeing the implementation of Group strategy and policies set by the Board, and creating the framework for Group subsidiaries’ day-to-day operations.

The Management Board is chaired by the Chief Executive and comprises the Executive Directors and 11 senior Group executives whose names and roles are described on page 94.

Guy Meldrum was appointed as President and CEO, Reynolds American Inc., and Michael Dijanosic was appointed Regional Director, Asia-Pacific and Middle East, with effect from 1 September 2020. Ricardo Oberlander stepped down from the Management Board with effect from 31 August 2020.

Zafar Khan was appointed as Director, Operations with effect from 1 February 2021. Alan Davy stepped down from the Management Board with effect from 31 January 2021.

Primary Management Board responsibilities include:

–	Developing Group strategy for the Group’s product portfolio for approval by the Board

–	Monitoring Group operating performance

–	Ensuring Group, regional and functional strategies and resources are effective and aligned

–	Managing the central functions

–	Overseeing the management and development of Group talent

96	BAT Annual Report and Form 20-F 2020

Leadership and Purpose

Our Culture and Values

Shaping and Overseeing Culture

Our Board shapes and supports the Group’s culture and ethos. We launched the new BAT ethos in 2020 (set out in full on page 59), which was developed with significant employee input. Its aim is to guide our culture and behaviours across the Group, enabling an organisation that is future fit for sustainable growth.

We believe our ethos empowers our people and fosters a vibrant, rewarding and responsible work place. Its focus on diversity and inclusion enables better understanding, connectivity and insights across our business. Our purpose, set out on page 19, also requires new and diverse perspectives, skills, and management styles, and a culture where these can thrive.

The strength of our culture and ethos has been demonstrated by the exceptional resilience of our people and their responsiveness to meeting the challenges presented by COVID-19. Our Board is committed to supporting Jack, Tadeu and our Management Board in continuing to embed the BAT ethos in every area of our business.

Our Group Statement of Delegated Authorities (SoDA) aims to empower people at the right level of our organisation and promote high levels of accountability and ownership. Overseeing the implementation of Group strategy through the SoDA is one of the ways that the Board promotes good corporate governance, risk management and internal control in the Group. The SoDA supports our Board members in managing their responsibility for promoting the success of the Company, in line with their directors’ duties.

Delivery with integrity

How we execute our strategy is as important as its successful delivery, and our Board is focused on ensuring that in every aspect of our business we deliver with integrity.

In an organisation as diverse as ours, it is essential to the Group’s continued success that all our people act with consistently high standards of behaviour. We articulate this through our Group Standards of Business Conduct (SoBC), which we review and update regularly. Compliance with our SoBC, in letter and spirit, is mandatory for all our people worldwide.

Our SoBC holds everyone responsible for compliance, and every line manager across our business must act as a role model for high standards of behaviour. The SoBC includes our Speak Up policy, reflecting the range of Speak Up channels for raising any concerns in confidence (anonymously if preferred) and without fear of reprisal. The SoBC also includes our Lobbying and Engagement policy, reinforcing the requirement for all our engagement activities with governments, regulators and other external stakeholders to be conducted with transparency, openness and integrity.

Our Audit Committee is kept updated on SoBC allegations. The Committee reports to the Board to enable Board oversight of behaviour falling short of our standards and the corrective action taken, particularly where relevant to culture and values.

Read more about our commitment to delivery with integrity and our Group Standards of Business Conduct on pages 56 to 57

Monitoring Culture

Having considered the Group’s culture in a range of contexts during the year (including those illustrated below), our Board is satisfied that our culture is aligned with the Group’s purpose, strategy and ethos, and reflected consistently in our workplace policies and practices.

During 2020, Board oversight and monitoring of culture was supported by the Board’s annual review of the Group culture dashboard. This dashboard presents a series of insights measured over time across the organisation, including diversity at different levels, employee engagement, leadership stability, employee retention and turnover, business conduct, Speak Up, and health & safety.

Outside of the boardroom, the Directors typically participate in regular market and site visits, giving them direct experience of our organisational culture in context. In 2020, COVID-19 impacted the Directors’ travel programme. However, the market and site visits that took place early on in the year were supplemented by virtual forums later in 2020. Board engagement with the workforce across our Group is discussed further on page 98.

Board focus on culture in 2020

Non-Executive Director visit

United States

In January 2020, Richard Burrows, Luc Jobin and Jerry Fowden met with representatives from our US business, visited marketing operations in Atlanta, Georgia and toured the RJ Reynolds Tobacco Company factory and R&D operations in Winston- Salem, North Carolina.

Board strategy sessions

Culture and talent

In-depth review of Group culture; culture dashboard insights; alignment of Group workplace policies and practices with Group purpose, strategy and ethos; and talent strategy for accelerating business transformation, including building diverse talent pipelines.

Board review

Enterprise of the future

Assessing the accelerators required to drive the Group’s ambition and evolve a future fit, interconnected organisation, through delivery of transformation, unleashing innovation, organisational empowerment and shaping sustainability, enabled by digital capabilities.

Board oversight

Staff safety, wellbeing and support

Considering the impact of COVID-19 on staff across the Group and reviewing strategies for securing a safe environment for staff continuing to work on-site where necessary, effective connectivity for staff working remotely, and supporting staff wellbeing.

Board review

Group workforce engagement

Review of Group workforce engagement mechanisms, feedback received from engagement channels across the Group, actions taken in response to workforce feedback, and considering areas for future focus.

Read more on page 98.

Board Oversight

Keeping connected during the pandemic

Oversight of an extensive range of dynamic internal communications and virtual engagement by Executive Directors and management with staff across the Group, to help staff feel connected and supported during the pandemic and to recognise their resilience.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	97

Board Engagement

With Stakeholders

Our Directors value engagement with our shareholders and wider stakeholders to understand their views and inform the Board’s decision-making, strategy development and risk assessment.

Shareholder and Investor Engagement

The Board is committed to open and transparent dialogue with shareholders to ensure their views are understood and considered. The Chairman and Executive Directors’ annual engagement programme is discussed below. The Senior Independent Director and other Non-Executive Directors are also available to meet with major shareholders on request.

Annual investor relations programme

A global engagement programme is conducted annually with shareholders, potential investors and analysts. This is led by the Chairman and Executive Directors, supported by the Investor Relations team which was expanded in 2020. During the year, there was a significant increase in shareholder engagement, particularly by Executive Directors and management, with greater frequency of communications and an emphasis on ESG strategy.

In view of COVID-19 restrictions, our engagement programme was adapted to leverage digital interaction, enabling more of investor contacts through a broader range of event formats (roadshows, fireside chats, presentations, video and audio webcast). In total, 463 investor engagement activities were conducted in 2020 entirely through digital formats.

The Executive Directors presented our Full and Half-Year results and pre-close statements, with investor Q&A calls. Presentations and transcripts are published on bat.com. In March 2020, 645 internal and external participants attended our Capital Markets Day, successfully adapted to webcast format, including a record 250 investors and market analysts across the US, UK, Europe and South Africa. At our Capital Markets Day, Jack Bowles launched our corporate purpose to build A Better TomorrowTM and presented our new ESG targets. Management Board members presented on business transformation and the event concluded with live Q&A with the investment community.

In 2020, market roadshows were held in the UK, US, South Africa and Europe for existing and prospective shareholders, covering the majority of our share capital. With COVID-19 focusing investor attention on sustainable dividends and ESG, management hosted roadshows for income funds and ESG investors. Topics discussed at market roadshows included our transformation progress, COVID-19 response, regulatory change, capital allocation priorities and ESG strategy. Two investor perception studies were commissioned in 2020, providing comprehensive feedback from 107 investors on our engagement and ESG strategy.

For debt investors, there is a microsite on bat.com with comprehensive bondholder information on credit ratings, debt facilities, outstanding bonds and maturity profiles.

How the Board considers shareholder views

The Chairman and the Executive Directors regularly update the Board on their dialogue with shareholders. The Board receives regular updates from the Head of Investor Relations and our brokers on key issues raised by shareholders and on share price performance. Shareholder perspectives considered by the Board during 2020 included business transformation, New Categories strategy, performance, ESG targets, impact of COVID-19, deleveraging, capital allocation and regulatory developments. The Board discusses key issues raised and takes shareholder feedback into account in developing Group strategy.

Annual General Meeting

Our AGM is an opportunity for further shareholder engagement, for the Chairman to set out progress and for the Board to answer questions. Our 2020 AGM was held whilst the UK Government’s COVID-19 ‘Stay at Home’ measures were in force, which prohibited public gatherings of more than two people. Given those restrictions, our 2020 AGM was convened with a minimum quorum of two shareholders in accordance with the Company’s Articles of Association and other shareholders were not permitted to attend. Shareholders were given the opportunity to submit questions about the business of the AGM in advance of the meeting and responses to the queries received were published at www.bat.com/agm. Details of our 2021 AGM are set out on page 343.

For disclosures required by paragraph 7.2.6 of the Disclosure Guidance and Transparency Rules and the Companies Act 2006 see the Other Information section

Investor relations calendar 2020

Update on 2020 AGM voting results

All resolutions were passed at the Company’s AGM held on 30 April 2020 with the requisite majority of votes. However, we acknowledge the minority vote against received in relation to the 2019 Directors’ Remuneration Report and the resolution to renew the Directors’ authority to allot shares.

Directors’ Remuneration Report

We have engaged with a number of shareholders that voted against this resolution to understand their position and perspectives on the management of executive pay and, in particular, within the evolving market context. The Remuneration Committee has discussed the feedback in detail and the matters raised by shareholders remain under active consideration in 2021.

Renewal of Directors’ Authority to Allot Shares

Whist we recognise that some shareholders are unable to support an allotment authority at the level sought, this level of authority continues to be supported by the majority of our shareholders and is in line with prevailing UK market practice and the UK Investment Association’s share capital management guidelines.

Although there is no present intention to exercise this authority, the Board continues to consider that this level of authority is appropriate to maintain flexibility for the Company.

We will maintain dialogue with shareholders for which this authority continues to present concerns and will keep market practice in this area under review.

98	BAT Annual Report and Form 20-F 2020

Leadership and Purpose

Board Engagement With Stakeholders

Continued

Wider Stakeholder Engagement

A broad range of stakeholders are important to the Group at local, regional and functional levels. Key stakeholders essential to our ability to generate long-term, sustainable value are identified by applying an established stakeholder engagement framework. This takes into account Group strategic objectives, risks to the Group and emerging risks.

Our key stakeholders are set out on pages 82 to 83, with an overview of their importance to our long-term sustainable success, what matters to them, and how we engage and respond. Our Board conducted a review of key stakeholders in 2020. This included how engagement is conducted across the Group, stakeholders’ perspectives, and how the Board is kept informed of those perspectives where engagement is not at Board level. During the year, the Board also considered the impact of COVID-19 across our key stakeholders.

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

Following its review, our Board remains satisfied that there is effective and well-established engagement with the Group’s key stakeholders which enables the Board to understand their perspectives. The Board will continue to monitor the ongoing effectiveness of our Group’s stakeholder engagement.

Read more about our key business stakeholders and how we engage Pages 82 to 83 and 117 to 119

Where the Board does not engage directly with our stakeholders, it is kept updated so Directors maintain an effective understanding of what matters to them and can draw on these perspectives, including in Board decision-making and strategy development. Examples of how the Board engaged with wider stakeholders and maintained its understanding of their interests during the year follow below.

Consumers

Our consumers are at the core of everything we do. Consumer-led innovation and product science are central to achieving our purpose of building A Better TomorrowTM. We believe that our multi-category approach is the most effective way to appeal to the diverse preferences of adult consumers worldwide.

The Board is regularly briefed by the Executive Directors and senior management on product performance across all portfolio categories and how product offerings continue to evolve to satisfy adult consumer preferences across our New Categories and traditional portfolios. In 2020, the Board was updated on how product roll-out plans and consumer activations were adapted to accelerate digital engagement and e-commerce platforms have been enhanced to respond to challenges presented by COVID-19 and enable continued consumer engagement.

Through its strategy sessions in 2020, the Board reviewed how consumer insights, product preferences and the Group’s approach to scientific product stewardship support delivery of superior product pipelines and a step-change in New Categories performance. The Board also discussed opportunity spaces to recapture consumer moments and needs beyond nicotine.

Read more about our approach to engaging with consumers Pages 29 to 43 and 82

Our People

The Board keeps up-to-date on the views of our workforce through a combination of engagement methods, across multiple channels at different levels of our organisation. These include Board market and site visits, town halls, works councils, global webcasts, and our ‘Your Voice‘ global employee survey, discussed further on pages 62 to 63.

Director market visits and other engagement forums in 2020*

*	Total virtual or face-to-face events by location/central function in 2020 that one or more Directors attended.

Matters reserved for the Board include responsibility for understanding the views of our global workforce and review of the effectiveness of workforce engagement mechanisms, in accordance with the Code.

The Board adopts a combination of workforce engagement mechanisms in line with the Code. Given the spread, scale and diversity of the Group’s workforce, the Board continues to consider it effective to use the established channels referred to above. These channels, combined with Group-wide reporting structures to capture workforce feedback, cover all Group company employees and individuals contracted on a fixed-term basis to undertake permanent roles worldwide. Focus and action areas reviewed by the Board are then cascaded to our workforce.

Engagement across our organisation has been a top priority during COVID-19. The Board reviewed our workforce engagement channels across the Group and consolidated feedback from across those channels in 2020. The overarching themes from this feedback were business transformation, New Categories, and staying connected. The Board reviewed the actions taken by management in response, particularly on staff health and wellbeing and effective team connectivity.

Our Directors also take the opportunity to engage directly with people across our organisation. In January 2020, Richard Burrows, Luc Jobin and Jerry Fowden met with representatives from our US business, visited marketing operations in Atlanta, Georgia and toured the RJ Reynolds Tobacco Company factory and R&D operations in Winston-Salem, North Carolina.

During the year our Executive Directors led a series of virtual market visits and other forums to connect regularly with regional, local and functional teams, participated in our internal global news channel BATV, and presented global, functional and market webcasts including discussions on strategy, performance, culture and business outlook, with live Q&A.

Read more about workforce engagement across our Group Pages 62, 63, 82 and 122

UK Companies Act: Employee engagement

This section summarises the Directors’ approach to engaging with the Group’s workforce, including employees of UK Group companies, and how the Directors have regard to their interests. Further information is provided on pages 58 to 63 and 82 to 83. Information regarding the effect of that regard is provided on pages 100 to 101.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	99

Suppliers

Our relationships with suppliers and contracted farmers are managed day-to-day by the Group’s Operations function and at local market level. The Board periodically reviews the Group’s supply chain strategies, supplier footprint and progress of sustainable agriculture and farmer livelihoods programmes.

In 2020, the Board was regularly updated on the impact of COVID-19 on our operations and supply chain, mitigating actions taken to avoid resulting supply chain disruption, and initiatives to support suppliers in responding to the impact of COVID-19. These included earlier payment arrangements for suppliers facing cash flow issues.

The Board reviewed key elements of the Group’s tobacco sourcing strategy, nicotine supply chain, and sourcing footprint. The Board was also updated on the Group’s approach to managing ESG across the tobacco supply chain, including environmental management, deforestation monitoring, and the Group’s THRIVE programme which responds to insights from engagement with our contracted farmers and third-party tobacco suppliers.

The Board reviewed the annual Modern Slavery Statement, including actions taken to address the risk of human rights issues across our subsidiary operations and supply chains. The Board also gave approval to the Company’s first Conflict Minerals Report prior to filing with the US SEC, which details due diligence undertaken to determine the origin of minerals at risk of being sourced in conditions of conflict.

Read more about how we engage with our suppliers and farmers Pages 3,48, 53 to 55 and 83

Customers

Whilst retailer, wholesaler and distributor relationships are managed at local market and business unit levels, the Board is regularly briefed on the Group’s route to market strategies and developments in the global retail environment.

In 2020, focus areas for Board updates included the impact of COVID-19 on retailers, wholesalers and distributors and how markets were adapting to maintain their engagement with customers, including through setting up field force virtual store visits, boosting e-commerce capabilities and innovative distribution models to enable stock pick-ups.

The Audit Committee also reviews the Group’s Youth Access Prevention activities and action plans annually.

Read more about how we engage with our customers Pages 3, 57 and 83

Governments and Wider Society

We believe tobacco harm reduction can only be solved by collaboration, and that only through collaborative effort can effective regulation be developed to enable real consumer choice whilst still serving tobacco-related public health objectives. The Board is briefed on scientific engagement with regulators, public health bodies, and scientific communities. In 2020, this included updates on engagement with regulators on a potential COVID-19 vaccine being developed by our US bio-tech subsidiary, Kentucky BioProcessing, discussed further on page 3.

At every regular Board meeting, the Board reviews a report from our Legal & External Affairs Director covering regulatory engagement, anti-illicit trade initiatives, litigation and compliance. The Board is also briefed on evolving product regulation through strategy sessions and briefings from the Chief Executive.

The Board endorsed new Group environmental targets in 2020, including to accelerate achievement of existing 2030 targets to 2025 and attain carbon neutrality by 2030. The Board also reviewed the Group’s progress against those targets during the year.

The Audit Committee reviews the Group’s ESG performance annually, including our investment in community and charitable initiatives under the Group’s Strategic Framework for Corporate Social Investment. It is also updated on engagement with tax authorities on material Group tax matters. The Non-Executive Directors regularly attend the Corporate Audit Committee and Regional Audit & CSR Committees, where societal and community perspectives at regional and local levels are discussed. The Audit Committee also reviews feedback from these Committees.

The Chairman is a member of a number of forums enabling engagement with the UK Government on topics such as global trade, Brexit and cyber security. These include the Confederation of British Industry, the Multinational Chairman Group and the Whitehall & Industry Group. The Chairman also participates in the Global Leadership Foundation (GLF), a stakeholder network helping developing countries improve governance.

Read more about our engagement with governments and wider society Pages 35, 44 to 57 and 83

UK Companies Act: Business relationships

This section summarises how the Directors have regard to the need to foster business relationships with customers, suppliers and other external stakeholders. Further information is provided on pages 82 to 83. Information regarding the effect of that regard is provided on pages 100 to 101.

Sustainability Stakeholder Panel

To enhance its understanding of what matters to our stakeholders, the Board maintains annual Non-Executive Director participation in meetings with our Sustainability Stakeholder Panel.

The Panel is formed of key opinion leaders in the areas of tobacco harm reduction, environment, human rights and business ethics. It was established in 2016 to provide independent and objective feedback on our ESG agenda, priorities and our ESG Report.

In November 2020, Richard Burrows, Luc Jobin and Savio Kwan, with members of senior management, held a virtual conference with the Panel to review key business and strategic developments in relation to our corporate purpose and sustainability agenda, insights on evolving ESG issues that could impact our wider stakeholders, and approach to accelerating delivery of our ESG agenda.

100	BAT Annual Report and Form 20-F 2020

Leadership and Purpose

Board Activities

in 2020

Step Change in New Categories Performance	Drive Value From Combustibles	Simplify the Business

Continued investment and development of New Categories to accelerate growth is a strategic focus of the Board’s agenda.	Driving value from combustibles is a core priority for the Board, to deliver today and build A Better TomorrowTM.	The Board understands our business is enabled by simplifying our structures, embracing digital transformation, and rigorous cost management.

Activities in 2020

–  reviewing Group strategy to accelerate New Category growth and its implementation across the Group;

–  reviewing New Categories product performance, trading environment and competitor landscape;

–  reviewing New Categories product portfolios, innovation pipeline and roll-out plans, including roll-out plan adaptation in response to COVID-19;

–  reviewing the impact of COVID-19 on the New Categories supply chain and steps taken to deliver continuity of supply;

–  reviewing key aspects of the Group’s nicotine supply chain, leaf strategy and sourcing footprint to support a step change in New Categories;

–  reviewing the Group’s approach to product stewardship and science underpinning development of New Categories products;

–  reviewing the New Categories product environment, with particular focus on evolving product regulation in the US; and

–  oversight of the structure, resources and key objectives for the Group’s corporate venture capital unit, ‘BTomorrow Ventures’, established to enhance value creation in New Categories through innovative and agile relationships with venture capital partners.

Activities in 2020

–  reviewing Group strategy to drive value from combustibles and its implementation across the Group;

–  reviewing Group combustible product performance, trading environment, competitor landscape and the impact of COVID-19 and national lock-downs on performance across the Group;

–  reviewing combustible product portfolios, innovation pipeline and roll-out plans, including to respond to the impact of COVID-19;

–  reviewing the impact of COVID-19 on the Group’s combustible products supply chain, the Group’s factory operations and steps taken to deliver continuity of supply; and

–  reviewing the Group’s leaf strategy to source leaf and tobacco components to deliver sustainable value and superior products, and the Group’s tobacco sourcing footprint and key supplier partnerships.

Activities in 2020

–  reviewing implementation of the first phase of the Quantum transformation project, and the design and objectives of a further phase of the Quantum project to deliver operational efficiencies, route-to-market focus and supply chain productivity, enabling release of funds for reinvestment;

–  assessing the accelerators required to deliver the Group’s 2025 ambition and evolve a future fit, interconnected organisation;

–  reviewing the Group’s digital strategy, including progress of the Group’s digital transformation agenda, risk management and cyber security; and

–  oversight of progress across the Group to transition certain Modern Oral product brands to Velo and certain vapour product brands to Vuse, as part of the Group’s focus on fewer, stronger and global brands across all product categories.

Examples of how the Board considered stakeholders, the environment,

corporate reputation, and the long-term impact of decisions

 A Better TomorrowTM

The Board reviewed and endorsed the evolution of the Group’s strategy, presented at pages 18 to 19, with sustainability front and centre, and a clear corporate purpose to build A Better TomorrowTM for the Group’s stakeholders. The evolution of the Group’s strategy reflects the Board’s understanding of the global impact of our business, stakeholder perspectives, our evolving societal responsibilities, and the importance of high standards of integrity.

Digital strategy

The Board endorsed the Group’s digital strategy, to accelerate digital capabilities across the organisation. The strategy focuses on efficient ways of working, agile supply chains and enhanced consumer and customer connections, including through innovation in product activation and e-commerce, while maintaining a stable, effective and secure technology environment and continuing to respond to the impact of COVID-19.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	101

Financial and Risk	Environmental, Social and Governance	People

The Board pays close attention to Group performance and financial matters, internal control, and integrity of reporting and risk management.	The Board emphasises that our strategy, business, and product portfolio be sustainable for the long term and meet our evolving societal responsibilities.	The Board shapes and oversees the Group’s culture and ethos. Setting the ‘tone from the top’ is an important part of the Board’s role.

Activities in 2020

–  approval of Group budget and oversight of resource allocation activities, to support strategy execution;

–  reviewing Group financial performance against key performance metrics, current outlook and COVID-19 impact throughout the year, key challenges and opportunities for growth in each region;

–  reviewing Group half-year results, trading updates, year-end results and the Annual Report and Form 20-F;

–  determining Group viability for reporting purposes taking into account current position and principal risks;

–  reviewing compliance with Group financing principles, including liquidity, capital allocation and adjusted net debt/ EBITDA;

–  reviewing the Group’s revolving credit facilities, planned refinancings and the Group’s debt issuance programmes;

–  reviewing Group cash flow performance and opportunities to optimise the balance sheet to enable ongoing investment while reducing the carrying value of debt;

–  reviewing the Group Risk Register, Group risk appetite in the context of its strategic objectives, emerging risks to the Group, and Group insurance coverage;

–  reviewing the impact of foreign exchange on financial performance and measures taken to mitigate foreign exchange risks;

–  reviewing share price performance and investor and broker perspectives; and

–  reviewing financial performance of the associates of the Group periodically.

Activities in 2020

–  reviewing the evolution of Group strategy, placing ESG front and centre of Group activities, approving new ESG targets and reviewing performance;

–  assessing the impact of COVID-19 on Group operations, Group business continuity structures and plans to manage the Group’s response;

–  reviewing Group stakeholders, engagement methods, stakeholders’ perspectives, and the Group’s response;

–  reviewing Group regulatory engagement activities and evolving global product regulation;

–  reviewing health and safety performance for the preceding year, targets for the coming year and action plans;

–  approving the annual Modern Slavery Act statement and the Company’s first conflict minerals report;

–  reviewing updates on compliance matters, including investigations, allegations of misconduct, reports from Speak Up channels, and progress of the Group’s ‘Delivery with Integrity’ programme; and

–  reviewing the status of litigation proceedings involving Group companies, including updates on the Canadian Companies’ Creditors Arrangement Act (CCAA) process in relation to Group subsidiary Imperial Tobacco Canada, Fox River and Kalamazoo River proceedings, and claims brought by Reynolds American dissenting shareholders following acquisition of the remaining shares in Reynolds American.

Activities in 2020

–  approving the appointment of Luc Jobin as Chairman Designate and then to succeed Richard Burrows as Chairman of the Board, the appointment of two new Non-Executive Directors, and changes to Management Board composition, on the recommendation of the Nominations Committee;

–  monitoring corporate culture and its alignment with the Group’s purpose, ethos and strategy;

–  reviewing the Group’s talent strategy, diversity and inclusion agenda, and progress against their objectives;

–  considering the impact of COVID-19 on the Group’s workforce and reviewing strategies for securing safe on-site environments, effective connectivity for remote working, and for supporting staff wellbeing;

–  considering feedback from the Group’s workforce engagement mechanisms;

–  reviewing Speak Up mechanisms and the reports arising from them;

–  determining the independence of Non-Executive Directors prior to proposing them for re-appointment (or appointment for the first time) at the Company’s AGM;

–  approving revisions to Non-Executive Director fees;

–  reviewing the funding positions relating to the Group’s retirement benefit schemes; and

–  reviewing the outcomes of the evaluation of the effectiveness of the Board and its Committees in 2020.

 Budget and resource allocation

The Board approved the 2021 budget, weighing the balance between long-term corporate and consumer benefits of New Categories investment and continued portfolio development with our commitment to significant deleveraging. The budget design enables evolution of our growth model through development of our portfolios in tobacco, nicotine and beyond to meet evolving consumer preferences and encompasses our commitment to robust product stewardship, research and collaborative innovation to meet those needs.

New ESG targets

The Board approved new ESG targets to: have 50 million consumers of non-combustible products by 2030; achieve carbon neutrality by 2030; and to bring forward existing 2030 environmental targets to 2025, together reflecting the Board’s commitment to reducing the health and environmental impacts of our business. These targets take into account the emphasis placed by our external stakeholders on the importance of addressing the health impacts of smoking, responding to climate change, and maintaining high standards of environmental management.

102	BAT Annual Report and Form 20-F 2020

Governance

Division of Responsibilities

This section sets out the roles, and effective division of responsibilities, between the Chairman, Executive Directors and Non-Executive Directors, and outlines the support the Directors receive to assist them in meeting their responsibilities under the UK Corporate Governance Code and discharging their directors’ duties, both individually and collectively.	The responsibilities of the Chairman, Executive Directors and Senior Independent Director are available at www.bat.com

Chairman

–  Leadership of the Board

–  Ensures Board effectiveness

–  Facilitates Directors’ contributions

–  Sets the Board agenda

–  Interfaces with shareholders

–  Ensures effective shareholder engagement

–  Representational duties on behalf of the Company

Non-Executive Directors

–  Oversee Group strategy and resource allocation

–  Scrutinise and hold to account performance against objectives

–  Monitor Group performance

–  Oversee systems of control and risk management

–  Review management proposals and provide strategic guidance

–  Bring external perspective and effective challenge to management

Senior Independent Director (SID)

–  Leads review of the Chairman’s performance

–  Presides at Board meetings in the Chairman’s absence

–  Chairs the Nominations Committee when Chairman succession considered

–  Sounding board for the Chairman

–  Intermediary for other Directors

–  Available to meet with shareholders

Chief Executive

–  Overall responsibility for Group performance

–  Leadership of the Group

–  Enables planning and execution of Group objectives and strategies

–  Stewardship of Group assets

–  Drives the cultural tone of the organisation

Finance and

Transformation Director

–  Leadership of the Group in respect of financial matters

–  Enables planning and execution of Group financial objectives and strategies

–  Leadership of the design and delivery of the Group’s QUEST transformation programme to accelerate delivery of Group strategy

Non-Executive Director meetings

–  The Non-Executive Directors, led by the Chairman, meet prior to or following Board meetings on a regular basis. Additional meetings led by the Chairman are scheduled in the Board calendar without the Executive Directors present.

–  The Executive and the Non-Executive Directors also meet annually, led by the Senior Independent Director and without the Chairman present, to discuss the Chairman’s performance.

Directors information and advice

–  Directors receive papers for review in good time ahead of each Board and Committee meeting.

–  Papers and presentations to the Board and its Committees include discussion of specific stakeholder considerations as applicable.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	103

Board Efficacy

The Board adapted well to the disruption caused by the pandemic, transitioning to virtual board meetings in March 2020. The Board evaluation for 2020 noted that this format worked well and that Board meetings are considered to be chaired effectively. The support of the Company Secretariat in enabling the Board to function effectively was also noted in the Board evaluation.

The Chairman facilitates constructive board relations, supporting the effective contribution from Non-Executive Directors and a culture of openness and debate. The Chairman seeks a consensus at board meetings but, if necessary, decisions are taken by majority decision. If any Director has concerns on any issues that cannot be resolved, such concerns are noted in the Board minutes. No such concerns arose in 2020.

Independence

The Board considers all Non-Executive Directors to be independent, as they are free from any business or other relationships that could interfere materially with, or appear to affect, their judgement.

In respect of Luc Jobin and Holly Keller Koeppel, who were originally appointed to the Board in 2017 following the acquisition of Reynolds American Inc. (Reynolds American) and pursuant to the Agreement and Plan of Merger with Reynolds American, the Board has determined each of them to be independent Directors, having taken into account their respective periods of service on the board of Reynolds American as independent, non-executive directors.

The Board has also considered the independence requirements outlined in the NYSE’s listing standards and has determined that these are met by the Chairman and all the Non-Executive Directors.

The Board considers that it includes an appropriate combination of Executive and Non-Executive Directors.

Commitment

Before appointing prospective Directors, the Board takes into account their other commitments and significant time commitments are disclosed prior to appointment. The letters of appointment for the Chairman and Non-Executive Directors set out their expected time commitment to the Company.

Any additional external appointments following appointment to the Board require prior approval by the Board in accordance with the UK Corporate Governance Code. The Board assesses the significance of any additional external appointment notified by a Director, supported by the Company Secretary.

During 2020, the Board was not notified of any new significant external appointments for consideration and approval.

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

Professional Development

Non-Executive Directors receive a full programme of briefings annually across all areas of the Company’s business from the Executive Directors, members of the Management Board, the Company Secretary, other senior executives and outside advisors.

Non-Executive Directors regularly attend meetings of the Group’s Regional Audit and Corporate and Social Responsibility Committees and Corporate Audit Committee to gain a better understanding of the Group’s regions and central functions and the risks faced by the business at market, regional and functional levels. Non-Executive Directors also meet with our Sustainability Stakeholder Panel by rotation to keep up to date with wider stakeholder perspectives.

As part of the Board’s review of workforce engagement in 2020, it received a recap on its obligations under the UK Corporate Governance Code to monitor the effectiveness of engagement channels. The Board also revisited directors’ duties under Section 172 of the UK Companies Act 2006 through its review of key stakeholder engagement in 2020.

During the year, the Audit Committee was updated on stakeholder expectations for climate change reporting, proposals to reform the UK audit market and the UK Financial Reporting Council, and revisions to UK auditing standards and their impact.

The Chairman meets with each Non-Executive Director individually towards the end of each year, to discuss their individual training and development plans.

Board Induction

All Directors receive a thorough and personalised induction on joining the Board.

Karen Guerra completed her Non-Executive Director induction programme in Q4 2020 following her appointment to the Board on 14 September 2020.

Due to COVID-19 restrictions, Karen’s induction was conducted through virtual meetings, and included sessions with the Chairman, Senior Independent Director and the Executive Directors and a comprehensive series of briefings with Management Board members and other senior management covering the Group’s strategy, business regions, product portfolios, ESG agenda, shareholder and wider stakeholder engagement programmes and stakeholder perspectives, evolving regulation, corporate governance, directors’ duties and treasury, risk, and legal matters. Karen also had one-to-one sessions with the Company’s external audit partner and, in view of her appointment to the Remuneration Committee, with our UK and US remuneration consultants on the executive and wider remuneration landscape and corporate governance.

When COVID-19 restrictions permit, Karen’s induction will be extended to include a visit to our Global R&D Centre in Southampton to meet with scientists and product developers, and attend New Categories ‘look and feel’ exploration sessions.

Luc Jobin is currently participating in a broad, personalised induction to the role of Chairman and his induction programme will be reported in the Annual Report and Form 20-F for 2021.

104	BAT Annual Report and Form 20-F 2020

Composition, succession, evaluation

Board Effectiveness

Review Process

The performance and effectiveness of the Board, its Committees, the Executive and Non-Executive Directors and the Chairman were evaluated internally in 2020, facilitated by the Company Secretary. An external evaluation of the Board, its Committees and the Directors was conducted in 2019, facilitated by Independent Audit Limited.

The Chairman is responsible for the overall evaluation process and each Committee Chair is responsible for the evaluation of the performance and effectiveness of their Committee. The evaluations were conducted through a series of detailed questionnaires and all participants were requested to provide commentary to support their assessments.

All Directors (except for Karen Guerra, who had just joined the Board, and Darrell Thomas, who joined the Board after the evaluation) participated in the evaluation process, assessing the Board, the Committees of which they were a member or regularly attended in 2020, and each of the Directors individually.

In addition, several members of the Management Board and other senior management participated in elements of the evaluation.

Anonymised reports specifying the findings of the evaluations were prepared by the Company Secretary for the Board and each Committee. The Board and Committees then reviewed and discussed their respective reports and identified action areas for 2021 taking into account the evaluation findings.

The Chairman received reports from the Company Secretary on the performance and effectiveness of all Executive and Non-Executive Directors (other than himself) in 2020 and he provided individual feedback to each Director.

The Senior Independent Director received a report from the Company Secretary on the Chairman’s performance and effectiveness, and led a discussion reviewing the Chairman’s effectiveness with the other Directors (without the Chairman present). The Senior Independent Director then provided feedback to the Chairman.

2020 Evaluation: Outcomes and Actions

The Board considers that it, its Committees and its Directors, continue to function effectively and that the working relationships between the Board and its Committees continue to be sound.

Leadership and culture

The Board recognised the outstanding effort of the Executive Directors throughout the challenges presented by COVID-19. Directors appreciated the regularity of frontline feedback to the Board as the pandemic unfolded. The Executive Directors are recognised as being open and participative with both the investment community and the Board, and are acknowledged to have fostered a cultural shift to a more dynamic tone of communication across the organisation.

The range of grassroots feedback from employee engagement provided to the Board is considered to have facilitated its oversight of organisational culture, in response to the action identified in the 2019 evaluation.

Action for 2021

–  Board review of Nominations Committee analysis of strategic profile and capabilities required of future Non-Executive Directors in the context of Group strategy.

Strategy

The Board regarded the communication of the evolved Group strategy to be well articulated by the Executive Directors. The Executive Directors’ energy in driving the Group’s purpose and ethos throughout the organisation was considered by the Board to be unifying and to set the stage for execution.

The 2020 Board strategy sessions were well received and seen as a key forum for Non-Executive Directors to contribute to the development of Group strategy.

In response to actions identified in the 2019 evaluation, the Board looked at industry trends as part of its review of the Group’s digital strategy. The Remuneration Committee also continued its review of the reward strategy to support its ongoing effectiveness, including management pay comparator group benchmarking.

Action for 2021

–  Additional time to be reserved on the Board agenda for deep dives on strategic objectives and review of major initiatives.

Risk management

The Board’s monitoring of key risks and oversight of compliance is considered to be effective. In response to actions identified in the 2019 evaluation, the Board reviewed Group business continuity planning and management structures in the context of monitoring the Group’s response to COVID-19. The Audit Committee also conducted detailed reviews of technology and risk topics.

Action for 2021

–  Further enhance the Board’s understanding of strategic opportunities and risks presented by evolving technologies.

Dynamics and information

Board and Committee meetings are considered to be chaired effectively, with Company Secretariat support well regarded. In response to actions identified in last year’s evaluation, and to enable effective virtual Board meetings in a COVID-19 context, a greater emphasis was placed on focused pre-read and presentation materials. The fully virtual meeting format is viewed to have worked well for the Board given the operational constraints.

Action for 2021

–  Further emphasis in the Board agenda on market analysis, competititor performance, and emerging issues.

Composition and succession

Overall diversity, skills, and experience of Board composition was viewed to have progressed well in 2020, despite disruption caused by COVID-19, with potential for Board expertise to be augmented further in strategic capabilities such as digital.

The Chairman succession process was considered to have been full and inclusive, involving all Board members. Nominations Committee oversight of executive talent management is well regarded and considered effective.

Action for 2021

–  Strategic analysis of the profile, skills and experience required of Non-Executive Directors for future Board succession planning to be conducted by the Nominations Committee.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	105

Composition, Succession, Evaluation

Nominations Committee

Nominations Committee current members

Richard Burrows (Chairman)	Luc Jobin

Sue Farr	Holly Keller Koeppel

Jerry Fowden	Savio Kwan

Karen Guerra	Dimitri Panayotopoulos

Dr Marion Helmes	Darrell Thomas

Attendance at meetings in 20201(a), 2(a)

		Attended/Eligible to attend

Name	Member since	scheduled	Ad hoc

Richard Burrows	2009	2/2	3/3

Sue Farr	2015	2/2	3/3

Jerry Fowden	2019	2/2	3/3

Karen Guerra2(b)	2020	0/0	3/3

Dr Marion Helmes	2016	2/2	3/3

Luc Jobin1(b)	2017	2/2	2/2

Holly Keller Koeppel	2017	2/2	3/3

Savio Kwan	2014	2/2	3/3

Dimitri Panayotopoulos	2015	2/2	3/3

Darrell Thomas2(c)	2020	0/0	0/0

Kieran Poynter2(d)	2010	1/1	0/0

Notes:

1.

Number of meetings in 2020: (a) the Committee held five meetings, three of which were ad hoc; and (b) Luc Jobin was recused from the ad hoc meeting in October and part of the ad hoc meeting in September which discussed succession planning for the role of Chairman.

2.

Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with UK Corporate Governance Code 2018 Provisions 10 and 17, applicable US federal securities laws and NYSE listing standards; (b) Karen Guerra became a member of the Committee on 14 September 2020 on her appointment as a Non-Executive Director; (c) Darrell Thomas became a member of the Committee on 7 December 2020 on his appointment as a Non-Executive Director. There were no scheduled or ad hoc Committee meetings following his appointment during the remainder of 2020; and (d) Kieran Poynter ceased to be member of the Committee on his retirement from the Board with effect from 30 April 2020.

3.	Other attendees: the Chief Executive, the Director, Talent, Culture & Inclusion, and Group Head of Talent & Organisation Effectiveness regularly attend meetings by invitation but are not members.

Nominations Committee terms of reference
The Committee’s terms of reference align with the requirements of the Code. No changes were made to the Committee’s terms of reference in 2020.
For the Committee’s terms of reference see bat.com/governance

Role

As set out in the Terms of Reference, the Nominations

Committee is responsible for:

–

reviewing the structure, size and composition of the Board and Management Board on a regular basis to ensure both have an appropriate balance of skills, expertise, knowledge and, in relation to the Board, independence;

–

reviewing the succession plans for appointments to the Board, the Management Board and Company Secretary to maintain an appropriate balance of skills and experience and to ensure progressive refreshing of both the Board and the Management Board;

–

making recommendations to the Board on suitable candidates for appointments to the Board, the Management Board and Company Secretary, ensuring that the procedure for those appointments is rigorous, transparent, objective and merit-based and has regard for diversity;

–	assessing the time needed to fulfil the roles of Chairman, Senior Independent Director and Non-Executive Director, and ensuring Non-Executive Directors have sufficient time to fulfil their duties;

–	overseeing the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers; and

–	implementing the Board Diversity Policy and monitoring progress towards the achievement of its objectives, summarised on page 109.

Key Activities in 2020

–

Identifying a successor to the Chairman and recommending to the Board the appointment of Luc Jobin as Chairman Designate from 1 March 2021, and to succeed Richard Burrows as Chairman from the conclusion of the 2021 AGM. This process was led by the Senior Independent Director and his report on this process is set out on page 106.

–

Making recommendations to the Board in respect of Non- Executive Director and Board Committee appointments, including appointment of Karen Guerra as a Non-Executive Director and to the Remuneration and Nominations Committees and Darrell Thomas as a Non-Executive Director and to the Audit and Nominations Committees, discussed further on page 107.

–

Making recommendations to the Board to appoint a new President and CEO of Reynolds American Inc. and a new Regional Director, Asia-Pacific and Middle East to the Management Board, with effect from 1 September 2020 as set out at page 95.

–

Overseeing the Group’s diversity & inclusion agenda, how this underpins the Group’s strategic priorities for talent and culture, and progress across the Group in driving ownership and accountability for diversity and inclusion, building diverse talent pipelines and creating enablers across the organisation.

–	Making recommendations to the Board in relation to Directors’ annual appointment and re-election at the AGM, discussed further on page 107.

–	Reviewing the Executive Directors’ and Management Board members’ annual performance assessments and assessing the progress of development plans for candidates for Management Board roles.

–

Reviewing the Group’s talent and culture strategic priorities, their alignment to Group strategy, and progress in the core focus areas of attracting the best talent, investing in leaders, leadership for change and empowering the organisation.

–	Reviewing the Committee’s effectiveness in 2020, following the Committee evaluation process, discussed further on page 104.

106	BAT Annual Report and Form 20-F 2020

Composition, Succession, Evaluation

Chairman Succession

Chairman Succession Report

In February 2020, the Company announced its intention for Richard Burrows to retire from the Board at or prior to the Company’s 2021 AGM, and that Richard would continue leading the Board until then.

The selection process for Richard’s successor was initially led by Kieran Poynter, our Senior Independent Director until his retirement from the Board on 30 April 2020. I first worked alongside Kieran, to ensure an effective transition, and then took over leadership of the process in view of my succeeding Kieran as Senior Independent Director.

Throughout this process, our Nominations Committee, comprising all of the Non-Executive Directors, has been supported by our Talent, Culture & Inclusion Director and by the Company Secretary. In addition, the Committee has sought input from our Chief Executive and Finance Director where appropriate.

Spencer Stuart1 and Korn Ferry2 were engaged as independent search consultancies to support the process. Both firms are well-established, specialist executive search consultants with experience in chair recruitment. Engaging two independent consultancies assisted the Nominations Committee in conducting a fully international selection process, taking in a wide range of candidates, and informed by a breadth of market perspectives.

At the start of the selection process, a set of objective criteria were defined for the role, including the experience, competencies and personal attributes required to fulfil the role of chair and to lead the Board as the Group accelerates its transformation towards delivering A Better TomorrowTM.

The role criteria demanded a range of key experience and skills, including CEO and transformation leadership experience, North American market and consumer sector experience, and a strong understanding of the challenges, complexities and governance of highly regulated industries.

The role criteria also emphasised the importance of attributes such as an inclusive and collaborative leadership style, strong strategic and commercial acumen, and ability to constructively challenge. The role criteria were re-assessed and validated during the process in view of evolution of the Group’s strategy, as presented in the Company’s Annual Report and Form 20-F for 2019.

During the selection process, the Nominations Committee reviewed a long list of candidates and individual briefing reports against the role criteria, before defining an initial shortlist of candidates. The shortlist was further reviewed and updated in the course of the process to take account of new candidate availability.

All Nominations Committee members participated in a series of meetings with external and internal shortlisted candidates, giving thorough consideration to their skills, experience and diversity of attributes. In addition, the Executive Directors met with external and internal shortlisted candidates and provided their input to the Committee. The Nominations Committee benchmarked the skills, experience and attributes of Luc Jobin against a strong list of external and internal candidates identified and assessed during the process, and against the role criteria. Luc was recused from the process from the time at which he was identified as a candidate.

In October 2020, I chaired a meeting of the Committee (with Luc recused) at which we decided to recommend Luc’s appointment as Chairman Designate, and then as Chairman, to the Board. The Board unanimously concluded that Luc’s experience of enterprise transformation, extensive North American knowledge and cross-industry credentials made him the right candidate to succeed Richard as Chairman of the Board.

The Board determined Luc to be independent on his appointment to the Board in 2017 following the acquisition of Reynolds American, and that he continues to be independent in accordance with the UK Corporate Governance Code. In determining Luc to be independent, the Board has taken into account his prior period of service as an independent non-executive director of Reynolds American. In making this appointment, the Board also took into account Luc’s external appointments and other professional commitments. The Board assessed Luc to be fully able to commit to the role of Chairman, which includes spending time as necessary in London and representing the Board internationally.

The Board unanimously considers Luc to be ideally placed to lead the Board. He is known for his judgement, integrity and inclusive style and has provided consistent support, insight and constructive challenge during the development of the Group’s evolved strategy over the past three years.

The Board recognises and is grateful for the valuable contribution Richard has made to the Company during his distinguished tenure and we look forward to welcoming Luc as our new Chairman following our 2021 AGM.

Dimitri Panayotopoulos

Senior Independent Director

Notes:

1.

Spencer Stuart & Associates Limited is an independent executive search consultancy compliant with the Standard and Enhanced Code of Conduct for Executive Search Firms. Spencer Stuart has no connections with the Company or its Directors other than in respect of provision of executive search services.

2.

Korn Ferry (UK) Limited is an independent executive search consultancy compliant with the Standard and Enhanced Code of Conduct for Executive Search Firms. Korn Ferry has no connections with the Company or its Directors, other than in respect of the provision of executive search and other human resources advisory and consulting services.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	107

Nominations Committee

Continued

Board succession planning

The Board considers the length of service of the members of the Board as a whole and the need for it to refresh its membership progressively over time. The Nominations Committee is responsible for regularly reviewing the composition of the Board and Management Board to ensure both boards have an appropriate balance of skills, expertise and knowledge.

The Nominations Committee is also responsible for identifying candidates for Board positions and ensuring that all appointments are made on merit, against objective criteria, and with due regard for our Board Diversity Policy discussed on page 109. This process includes a full evaluation of candidates’ attributes and how these would augment the Board’s mix of skills, expertise and knowledge, and involves interviews with a range of candidates.

The Nominations Committee applied these principles in identifying and recommending Luc Jobin for appointment as Chairman and Karen Guerra and Darrell Thomas for appointment as Non-Executive Directors. External executive search consultancies are generally used to support chair and non-executive director appointments, in accordance with the UK Corporate Governance Code. In 2020, this was the case for the selection processes leading to the appointment of Luc as Chairman Designate, then as Chairman, and to the appointment of Karen as a Non-Executive Director.

The Committee’s approach to succession planning for the Executive Directors and other members of senior management is set out below.

Non-Executive Director appointments

The Committee led the selection process resulting to the appointment of Karen Guerra to the Board as a Non-Executive Director on 14 September 2020.

This process involved interviews with a range of external candidates involving all the Nominations Committee members, with thorough consideration given to their skills, expertise, diversity of attributes and their fit with the role criteria which included a specific requirement for a proven track record in consumer goods industries to complement the Board’s existing expertise. This selection process was supported by Spencer Stuart1, an independent executive search consultancy compliant with the Standard and Enhanced Code of Conduct for Executive Search Firms.

Karen brings a range of valuable international experience to the Board, particularly in marketing and consumer goods, and previously held a variety of executive roles including President and Director General of Colgate Palmolive France and Chairman and Managing Director of Colgate Palmolive UK. Her biography is set out on page 92.

The Committee also led the selection process resulting in the appointment of Darrell Thomas to the Board as a Non-Executive Director on 7 December 2020. As part of the selection process, interviews were undertaken involving all Nominations Committee members. Thorough consideration was given to a range of external candidates, their skills, expertise, diversity of attributes and their fit with the role criteria, which included specific requirements for strong financial and regulatory expertise.

Darrell brings extensive US business experience, along with financial and regulatory affairs expertise, and is currently Vice President and Treasurer for Harley-Davidson, Inc. His biography is set out on page 93.

Board retirements

Kieran Poynter retired from the Board with effect from the conclusion of the Company’s 2020 AGM. Richard Burrows will step down as Chairman and will retire from the Board with effect from the conclusion of the Company’s 2021 AGM, having served as a Director for just over 11 years.

Note:

1.	Spencer Stuart & Associates Limited has no connections with the Company or its Directors other than in respect of provision of executive search services.

While the Code generally limits the tenure of the Chairman to nine years from first appointment, as noted in the Company’s Annual Report and Form 20-F for 2019, the Board considered that Mr Burrows continuing as Chairman for a limited time to facilitate effective succession planning to be in the best interests of shareholders.

Terms of appointment to the Board

Details of the Directors’ terms of appointment to the Board and the Company’s policy on payments for loss of office are contained in the Directors’ Remuneration Policy, which is set out in full in the Remuneration Report 2018, contained in the Company’s Annual Report and Form 20-F for 2018 available at bat.com

The Executive Directors have rolling one-year contracts. Non-Executive Directors do not have service contracts with the Company but instead have letters of appointment for one year, with an expected time commitment of 25 to 30 days per year.

Annual General Meeting 2021

With the exception of Richard Burrows, the Company will be submitting all eligible Directors for re-election and, in the case of Karen Guerra and Darrell Thomas, election for the first time.

Prior to making recommendations to the Board in respect of Directors’ submissions for election or re-election (as applicable), the Committee carried out an assessment of each Director, including their performance, contribution to the long-term sustainable success of the Company and, in respect of each of the Non-Executive Directors, their continued independence.

The Chairman’s letter accompanying the 2021 AGM Notice confirms that all Non-Executive Directors being proposed for election or re-election (as applicable) are effective and that they continue to demonstrate commitment to their roles.

The format for the 2021 AGM will be contingent on applicable UK Government health and safety restrictions in place at that time.

Executive succession planning

As part of the Nominations Committee’s responsibility to oversee the development of a pipeline of diverse, high-performing senior management, it reviews succession plans and talent pools at short and longer-term time horizons for the Executive Directors, other Management Board members, and certain other members of senior management. In 2020, these succession planning activities reinforced the importance of enhancing strategic capabilities and diversity in the talent pipeline.

The Board regularly reviews Group talent development more broadly, including progress on our talent and culture strategic priorities to:

–	attract the best talent, including development of a strong employer brand and engagement with strategic talent pools;

–	invest in leaders and enable leadership for change, guided by the BAT capabilities and skills framework. This emphasises development of digital and other strategic capabilities and is complemented by the Group’s global talent exchange programme; and

–	empower the organisation, by continuing to embed the BAT ethos across the Group, maintaining clear accountabilities and reducing organisational layers, supported by toolkits and training.

Our talent and culture strategic priorities are underpinned by our Group diversity and inclusion agenda, discussed on page 108. Progress in 2020 against our objective to develop a pipeline of diverse, high-performing senior managers is set out on page 109.

108	BAT Annual Report and Form 20-F 2020

Composition, Succession, Evaluation

Nominations Committee

Continued

Balance and Diversity

The Board appreciates the benefits of diversity in all of its forms, within its own membership and at all levels across our organisation. Our Non-Executive Directors come from a broad range of industry and professional backgrounds, with varied experience and expertise aligned to the Group’s strategic agenda.

Biographies of the Directors, including a summary of their skills, experience and contribution brought to the Board are set out on pages 92 to 93.

The Hampton-Alexander Review sets recommendations aimed at increasing the number of women in leadership positions in FTSE 350 companies, including a target of 33% representation of women on FTSE 350 Boards by 2020.

Women currently represent 33.3% of our Board and 15.4% of our Management Board. Our Board’s ambition to progress towards further gender diversity is set out in our Board Diversity Policy, discussed on page 109.

The Parker Review Committee published its final report on ethnic diversity in UK boards in 2017, recommending there be at least one director from a Black, Asian and Minority Ethnic (BAME) background on every FTSE 100 company board by 2021. Applying the Parker Review assessment guidelines, currently two of our Directors are from a BAME background.

Diversity and Inclusion Agenda

Our diversity and inclusion agenda focuses on the core areas of driving ownership and accountability, building diverse talent pipelines and creating enablers.

In the context of our talent and culture strategic priorities, the Board has oversight and monitors progress of our Group diversity and inclusion agenda. In 2020, this included:

–	a review of the Group’s diversity and inclusion ambitions to 2025, with focus on diversity of experience, and enhanced gender and geographic representation, particularly in senior teams;

–	updates on initiatives such as the Women in STEM programme, Women’s Returners Programme and unconscious bias awareness; and

–	an overview of plans for enhanced talent mapping and voluntary declaration of diverse identities where permissible, aligned with recommendations set out in the Parker Review.

Our Strategic Report discusses our diversity & inclusion agenda and initiatives further, and provides details on the representation of women and different nationalities in our workforce, and in our senior manager population on pages 58 to 63.

Balance at 31 December 2020

*	Applying the Parker Report guidelines.

†	Senior Management comprises the Management Board and Company Secretary in accordance with the UK Corporate Governance Code.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	109

Board Diversity Policy

We believe that talent is our competitive advantage and diversity is a critical component of our success, providing better understanding, connectivity and insight to our consumers and our employees. ‘We are diverse‘ is one of the five core elements of the BAT Ethos, set out on page 59.

Our commitment to promoting diversity across our organisation is also reflected in our Group Employment Principles, discussed further on pages 62 to 63. Diversity is taken into consideration in determining the composition of our Board and Management Board, through the application of our Board Diversity Policy.

Our Board Diversity Policy is aligned with the BAT Ethos. Our policy expresses how we think of diversity in its widest sense, as those attributes that make each of us unique. These include our race, ethnicity, cultural and social background, geographical origin, gender, age, any disability, sexual orientation, religion, skills, experience, education and professional background, perspectives and thinking styles.

Objectives and Progress Update

The objectives of our Board Diversity Policy and progress against these objectives in 2020 are set out below.

Objective	Progress in 2020

Considering all aspects of diversity when reviewing the composition of, and succession planning for, the Board and Management Board.

–  The Nominations Committee has regard to diversity in its broadest sense, including attributes such as gender, race, ethnicity, cultural and social backgrounds, and other personal attributes, when undertaking these activities.

Considering a wide pool of candidates across genders for appointment to the Board.

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

–  The representation of women on the Board was 33.3% as at 31 December 2020 (2019: 27.3%) and remains so currently. Non-Executive Director succession planning takes into account the Board’s ambition to further improve gender diversity.

Giving preference, where appropriate, to engagement of executive search firms accredited under the Standard and Enhanced Codes of Conduct for Executive Search Firms.

–  The executive search firms engaged to provide executive search services to support Board succession planning in 2020 were accredited under the Standard and Enhanced Codes of Conduct for Executive Search Firms.

Oversight of the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers.

–  The representation of women on the Management Board was 15.4% as at 31 December 2020 (2019: 15.4%) and remains so currently. Management Board succession planning takes into account the ambition to progress towards improved gender diversity.

–  Emphasis is placed on building diverse talent pools at all levels of the organisation through recruiting, developing and retaining diverse and high-performing talent.

–  In 2020, 43% of the Group’s external management recruits were women (2019: 45%), including 30% into senior leadership roles (2019: 24%), supporting continued introduction of strategic capabilities to drive business transformation. The Women in Leadership programme has been supporting the development of female employees across the Group for the last seven years. The Group also participates in various external initiatives to support diversity of high-potential managers.

–  Please refer to pages 58 to 63 for further information about the Group’s Diversity and Inclusion agenda.

110	BAT Annual Report and Form 20-F 2020

Audit, Risk, Internal Control

Audit Committee

Audit Committee current members

Holly Keller Koeppel (Chair)

Luc Jobin

Jerry Fowden

Darrell Thomas

Attendance at meetings in 2020

		Attended/Eligible to attend

Name	Member since	Scheduled1(a)	Ad hoc

Holly Keller Koeppel[2](a),(b)	2017	5/5	0/0

Jerry Fowden2(a),(b)	2019	5/5	0/0

Luc Jobin1(b), 2(a),(b),(e)	2019	4/5	0/0

Kieran Poynter2(a),(d)	2012-2020	2/2	0/0

Darrell Thomas2(a),(c)	2020	0/0	0/0

Notes:

1.	Meetings in 2020: (a) the Committee held five meetings in 2020; and (b) Luc Jobin did not attend the meeting in April due to prior commitments.
2.

Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2018 Provisions 10 and 24 and applicable US federal securities laws and NYSE listing standards. Each Committee member has been determined to meet the financial literacy requirements applicable under NYSE listing standards. Each member of the Committee has recent and relevant financial experience in accordance with the UK Corporate Governance Code 2018. The members of the Committee as a whole have competence relevant to the sectors in which the Group operates; (b) Holly Keller Koeppel, Jerry Fowden and Luc Jobin are each designated as an audit committee financial expert in accordance with applicable US federal securities laws and NYSE listing standards; (c) Darrell Thomas became a member of the Committee on 7 December 2020 on his appointment as a Non-Executive Director. There were no scheduled or ad hoc Committee meetings following his appointment during the remainder of 2020; (d) Kieran Poynter ceased to be member of the Committee on his retirement from the Board with effect from 30 April 2020; and (e) Luc Jobin will cease to be a member of the Committee on his appointment as Chairman.

3.

The Finance and Transformation Director attends all meetings of the Committee but is not a member. Other Directors may attend by invitation. The Director, Legal & External Affairs and General Counsel, the Group Head of Internal Audit and the external auditors also attend meetings on a regular basis.

4.

The Committee meets alone with the external auditors, and, separately with the Group Head of Internal Audit, at the end of every Committee meeting. The Committee also meets periodically with management.

Audit Committee terms of reference
The Committee’s terms of reference align with the requirements of the Code. No changes were made to the Committee’s terms of reference in 2020.
For the Committee’s terms of reference see www.bat.com/governance

Introduction

I would like to introduce you to the 2020 Audit Committee report, setting out the Committee’s role and our activities during the year.

Maintaining a strong control environment in the midst of a global pandemic has been critical, and is an area where we have had continuing oversight as our business response to COVID-19 evolves.

We scrutinised key elements of our business continuity planning and implementation in 2020, and risks arising from the pandemic. The Committee placed particular emphasis on safeguarding our people and understanding the impact of rapid operational changes.

We regularly reviewed the Internal Audit plan in light of COVID-19, ensuring it remains risk-focused, flexible and responsible.

The Committee maintained rigorous oversight of SOx compliance, particularly in view of the challenges this year, including remote working.

In the context of external reporting, the Committee carefully considered the Group’s approach to clearly explaining the impact of COVID-19 on the Group’s operations and financial performance.

We were also pleased to welcome Darrell Thomas to the Committee in December.

Our activities during the year, including on climate change and human rights, are presented in further detail below.

Role

As set out in the Terms of Reference, the Audit Committee monitors and reviews the:

–

integrity of the Group’s financial statements and any formal announcements relating to the Company’s performance, considering any significant financial reporting issues, significant judgements and estimates reflected in them, before their submission to the Board;

–	consistency of the Group’s accounting policies;

–	effectiveness of, and makes recommendations to the Board on, the Group’s accounting, internal accounting and other financial controls, auditing matters and business risk management systems;

–	effectiveness of the Group’s internal audit function; and

–

independence, performance, effectiveness and objectivity of the Company’s external auditors, making recommendations to the Board as to their re-appointment (or for a tender of audit services where appropriate), and approving their terms of engagement and the level of audit, audit-related and non-audit fees.

Key Activities in 2020

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

–	the basis of preparation and accounting judgements;

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	111

–	the steps taken to validate the Group’s ‘going concern’ assessment at half-year and year-end and agreeing on the process and steps taken to determine the Group’s viability statement at year-end;

–	adjusting items, applicable accounting treatment and the use of alternative performance measures;

–	the annual assessment of goodwill impairment;

–	the accounting applicable to retirement benefits liabilities and assets;

–	the Group’s liquidity position, including the purchase or early redemption of Group debt, current facilities and financing needs;

–

the internal processes followed for the preparation of the Annual Report and Form 20-F and confirming that the processes appropriately facilitated the preparation of an Annual Report and Form 20-F that is ‘fair, balanced and understandable’;

–	the Group’s Risk Register, including prioritisation and categorisation of Group risks, and mitigating factors in relation to those risks;

–	specific risks, and their mitigations, including in relation to ESG, climate change and impact of COVID-19 on existing Group risks;

–

regular reports from the Group Head of Internal Audit on the internal audits of markets, processes and operations, management responses to internal audit findings and action plans put in place to address any issues raised;

–	the 2021 internal audit plan and progress against the 2020 plan;

–

the Group’s sustainability performance on an annual basis, including the Group’s Youth Access Prevention activities and the Group’s corporate social contributions in the focus areas of empowerment and sustainable agriculture & rural communities, in countries and communities in which the Group operates;

–	periodic reports from the Group’s Corporate Audit Committee and Regional Audit and Corporate Social Responsibility Committees;

–	annual and interim reports on the Group Business Conduct & Compliance programme, Speak Up channels and compliance with the Group Standards of Business Conduct (SoBC);

–	the annual report from the Group Head of Security on security risks, losses and fraud arising during the preceding year;

–	half-year and year-end reports on political contributions; and

–	the Committee’s effectiveness, following the annual evaluation of the Committee discussed further at page 104.

Further specific matters considered by the Committee in relation to the financial statements:

–

implementation of interest rate benchmark reforms: addressing the impact of replacing Interbank Offered Rates with alternative rates (see note 22 in the Notes on the Accounts), and reviewing the impact on Group accounting policies resulting from the Group’s early implementation of the second phase of IASB amendments to IFRS 9 (Financial Instruments). This follows the Group’s early adoption of the first phase of IASB amendments to IFRS 9 in its FY 2019 financial statements.

Significant accounting judgements considered by the Committee in relation to the 2020 financial statements:

–

the Group’s significant tax exposures: reviewing updates on corporate tax matters and reports from the Group Head of Tax on the status of the Franked Investment Income Group Litigation Order (FII GLO) and issues in various markets. These included tax disputes in Brazil, Russia and the Netherlands. The Committee agreed with management’s assessments and disclosures in respect of these (see note 27 in the Notes on the Accounts);

–

contingent liabilities, provisions and deposits in connection with ongoing litigation: Imperial Tobacco Canada: the Committee reassessed the accounting treatment in respect of all other ongoing tobacco-related litigation to which Group subsidiary Imperial Tobacco Canada (ITCAN) is a defendant and confirmed that it continued to be appropriate to make no provision in respect of that litigation, as it is not possible to reasonably estimate the amount of any potential settlement (see note 27 in the Notes on the Accounts) and that, whilst ITCAN is subject to the Canadian Companies’ Creditors Arrangement Act (‘CCAA’) proceedings, it continued to be appropriate to consolidate ITCAN’s financial results in the Group financial statements;

Fox and Kalamazoo rivers: the Committee reassessed the provision in respect of the Fox River clean-up costs and related legal expenses and confirmed that the provision would continue to be retained at the prior year level (see note 3 in the Notes on the Accounts), although inherent uncertainties remain (see note 27 in the Notes on the Accounts). The Committee reviewed the position in respect of the Kalamazoo River claim and confirmed management’s assessment that no provision should be recognised on the basis set out at note 27 in the Notes on the Accounts;

Impact of Russian tax assessments: the Committee considered the accounting treatment applicable to tax credits arising from the settlement of excise and VAT assessments in relation to Group operations in Russia between 2015 and 2017 for additional production volumes that took place prior to local excise tax increases, the charge for which was previously treated as an adjusting item in the 2019 Accounts. The Committee concurred with management’s proposed treatment of those credits (see note 3 in the Notes on the Accounts). The Committee also considered the accounting treatment applicable to a Russian VAT refund claim which the Committee assessed should be treated as an adjusting item (see note 3 in the Notes on the Accounts);

Reynolds American Companies: the Committee considered and endorsed management’s approach to accounting for the Master Settlement Agreement and the Engle class-action and progeny cases (see note 27 in the Notes on the Accounts); and

VAT on social contributions in Brazil: the Committee assessed the accounting treatment applicable to claims made by Group subsidiary BAT Brazil for refunds of VAT on social contributions made in Brazil (see note 27 in the Notes on the Accounts);

–

foreign exchange and hyperinflation: as the Group has operations in certain jurisdictions with severe currency restrictions where foreign currency is not readily available, including in hyperinflationary territories such as Venezuela, the Committee assessed management’s approach to applicable accounting treatment and confirmed that methodologies used to determine relevant exchange rates for accounting purposes were appropriate;

–

goodwill and intangibles impairment review: the Committee reviewed management’s assessments of the carrying value of intangibles, including goodwill. The Committee specifically considered the impact of COVID-19 on business performance and the carrying value of intangibles, including in relation to the Twisp business in South Africa (acquired by the Group in 2019) for which an impairment of intangibles, including goodwill, was recognised (see note 8 in the Notes on the Accounts). The Committee also reviewed the Group’s overall business in South Africa, and concluded that no impairment to goodwill or other intangibles was required, taking into account trading performance since COVID-19 related restrictions on the sale of tobacco and vapour products were lifted in September 2020.

112	BAT Annual Report and Form 20-F 2020

Audit, Risk, Internal Control

Audit Committee

Continued

Impairment review – Malaysia: the Committee reviewed the carrying value of goodwill for the Group’s business in Malaysia and concurred with management’s assessment that, due to the ongoing difficult trading environment, an impairment charge of £197 million was appropriate.

Impairment review – US Business: the Committee assessed there was no requirement to revise the impairment previously recognised for the acquired brand VapeWild (see note 3 in the Notes on the Accounts), and no requirement to recognise an impairment for other US business brands including Natural American Spirit.

Impairment review – New Categories: the Committee further assessed there was no requirement to revise the impairment previously recognised relating to rationalisation of certain New Categories brands, in view of the deferral of some local market migrations due to COVID-19.

Impairment review – Imperial Tobacco Canada (ITCAN): the Committee concluded that, despite the ongoing proceedings (including the CCAA process) in respect of Group subsidiary ITCAN, there was no indication of impairment to goodwill.

–

Quantum transformation project: the Committee assessed the accounting treatment applicable to project implementation costs with a charge of £81 million recognised in 2020 and treated as an adjusting item (see note 3 in the Notes on the Accounts);

–

Tender offer for repurchase and early redemption of outstanding debt instruments: the Committee reviewed the accounting treatment applicable to the repurchase and early redemption of £3.1 billion of outstanding bonds and concurred with management’s judgement to treat the upfront charge to the income statement, reflecting the upfront premium paid to bondholders to tender, unwinding of derivatives, and other fees connected to the bond repurchase and redemption, as an adjusting item.

Other specific matters considered by the Committee:

–	review of the Company’s status as a Foreign Private Issuer for the purposes of US securities laws;

–

progress on the Group’s ‘Delivery with Integrity’ compliance programme (discussed further on pages 56 to 57) and monitoring SoBC incident reporting and the effectiveness of ‘Speak Up’ channels prior to review by the Board; and

–

review of the outcomes from the 2020 assessments of key countries of concern to the Group from a human rights perspective, including local compliance with Group policies and standards and details of local measures in place to enhance human rights management.

Risk topics considered by the Committee included:

–	oversight of management’s activities to ensure ongoing compliance with US Sarbanes-Oxley Act of 2002 (SOx) (discussed further at pages 115 to 116);

–	the Group’s approach to maintaining a strong control environment during the COVID-19 pandemic, taking into account the shift to remote working, operations in business continuity mode, and the impact of COVID-19 on implementation of the Internal Audit plan;

–

assessing risks relating to the COVID-19 pandemic and its impact on the Group, with particular focus on the key themes of supply chain contingency sourcing, Group preparedness for continuation of factory capacity and remote working for office-based staff, and financial preparedness in relation to the Group’s liquidity and funding position, and assessing emerging risks anticipated in transitioning to a new normal working environment;

–

risk in relation to climate change and its impact on the Group, to ensure robust processes are in place to manage both physical and transitional climate change risks (in compliance with the Green Finance Strategy published by the UK Government in July 2019 setting out expectations for listed companies to disclose in accordance with TCFD recommendations), and recognition of a new risk relating to climate change in the Group’s Risk Register;

–

assessing risks related to ESG and impact on the Group, to ensure appropriate internal standards, strategic plans, governance, monitoring and reporting mechanisms are in place to identify emerging issues, meet external expectations and align with recognised international standards, and incorporation of ESG factors into existing Group risks;

–	revisions to the Group’s risk appetite framework as it relates to the Group’s strategic objectives and regular review of emerging risks to the Group prior to Board consideration;

–	the report on the effectiveness of the Company’s risk management system;

–	risks associated with continued exposure to interest rate changes on net finance costs, arising from existing and future refinanced debt;

–

periodic reassessment of the risks faced by the Group as a consequence of the UK’s exit from the EU (‘Brexit‘) in the context of the Group Risk Register, including risks relating to increased costs of capital, foreign exchange rate exposures, supply chain continuity, taxation and changes in customs duty, and talent acquisition and retention;

–	Group anti-bribery and anti-corruption and sanctions controls and compliance programme; and

–

the status of the ongoing Canadian CCAA proceedings under which Group subsidiary ITCAN filed for protection in March 2019 following the judgment of the Quebec Court of Appeal in the Quebec Class Action lawsuits (see note 27 in the Notes on the Accounts).

For further information please refer to the Group Principal risks on pages 84 to 88 and the Group risk factors on pages 288 to 306

External Auditors

KPMG LLP (KPMG) were appointed as the Company’s auditors with effect from 23 March 2015, following a competitive tender process carried out in 2015. The Committee continually reviews its relationship with the auditors, including consideration as to when it next intends to complete a competitive tender process for the Company’s external audit.

The Committee considers the relationship with the auditors to be working well and remains satisfied with their effectiveness. In view of this, and having considered the continued independence and objectivity of the auditors, the Committee considers it to be in the best interests of the Company’s shareholders for KPMG to remain as auditors for the following financial year.

The Committee will continue to monitor this, taking into account the effectiveness and independence of the auditors and the best interests of shareholders, and will ensure that an audit tender is conducted no later than in respect of the 2025 financial year in accordance with applicable law and regulations.

UK Competition and Markets Authority Audit Order

The Company has complied with the Statutory Audit Services Order issued by the UK Competition and Markets Authority for the financial year ended 31 December 2020.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	113

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

A breakdown of audit, audit-related, tax and other non-audit fees paid to KPMG firms and associates in 2020 is provided in note 3(c) in the Notes on the Accounts and is summarised as follows:

Services provided by KPMG firms and associates 2020

	2020 £m	2019 £m

Audit services	18.6	15.8

Audit of defined benefit schemes	0.5	0.4

Audit-related assurance services	8.5	8.5
Total audit and audit-related services	27.6	24.7

Other assurance services	0.5	0.5

Tax advisory services	–	–

Tax compliance	–	–

Other non-audit services	–	–
Total non-audit services	0.5	0.5

Note:

In 2020, non-audit fees paid to KPMG amounted to 1.8% of the audit and audit-related assurance fees paid to them (2019: 2.0%). All audit and non-audit services provided by the external auditors in 2020 were pre-approved by the Committee.

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

The Committee’s assessment is also informed by an external audit satisfaction survey completed by members of the Group’s senior management. No material issues were identified during the external auditor assessment in 2020. The Committee is satisfied with the qualification, expertise and resources of its external auditors, and that the objectivity and independence of its external auditors are not in any way impaired by the non-audit services which they provide. The Committee has recommended to the Board the proposed re-appointment of KPMG at the 2021 AGM.

The Committee Chairman, Finance and Transformation Director, Director, Legal & External Affairs and General Counsel, Group Head of Internal Audit and the Company Secretary all meet with the external auditors regularly throughout the year to discuss relevant issues as well as the progress of the external audit. Any significant issues are included on the Committee’s agenda.

114	BAT Annual Report and Form 20-F 2020

Audit, Risk, Internal Control

Audit Committee

Continued

FRC Audit Quality Review

The UK Financial Reporting Council (FRC) Audit Quality Review (AQR) team selected the audit of the Group’s financial statements for the year ended 31 December 2019 for review as part of their annual inspection of audit firms. The AQR covered the audit work at Group level and included goodwill and indefinite life trademarks impairment analysis, the Group audit team’s oversight of the work of the component auditors for contingent liabilities arising from litigation in Canada, provisions and contingent liabilities arising from other litigation, communications with the Committee and matters relating to planning, completion, ethics and quality control.

The Committee reviewed and discussed the scope of the AQR, the AQR report conclusions and the actions that will be taken in response to the AQR findings with KPMG. Whilst none of the findings were regarded by the Committee as significant, some matters were identified as requiring limited improvement and the Committee is satisfied with the responses implemented by KPMG in the audit of the Annual Report and Accounts for 2020.

Risk Management and Internal Control

Overview

The Company maintains its system of risk management and internal control with a view to safeguarding shareholders’ investment and the Company’s assets. It is designed to identify, evaluate and manage risks that may impede the Company’s objectives. It cannot, and is not designed to, eliminate them entirely. The system therefore provides a reasonable, not absolute, assurance against material misstatement or loss. A description of the principal risks that may affect the Group’s business is provided in our Strategic Report on pages 84 to 88.

The main features of the risk management processes and system of internal control operated within the Group are described below. These have been in place throughout the year under review and remain in place to date. These do not cover associates of the Group.

Board oversight

During the year, the Board considered the nature and extent of the principal risks that the Group is willing to take to achieve its strategic objectives (its ‘risk appetite’) and its framework for maintaining sound risk management and internal control systems. Risk appetite is reviewed annually by the Board to ensure that it is appropriate. Alongside the principal risks and other risks to the Group, the Board also considers the emerging risks which may challenge the Group’s ability to achieve its strategic objectives in the future. Each emerging risk is assessed by the Board on its potential impact and likelihood and, where applicable, incorporated into the Group’s Risk Register with appropriate mitigating activities. Emerging risks are kept under regular review by the Committee, prior to Board consideration.

With the support of the Committee, the Board also conducts an annual review of the effectiveness of the Group’s risk management and internal control systems. This review covers all material controls including financial, operational and compliance controls and risk management systems.

Audit and Corporate Social Responsibility (CSR) Committee framework

The Group’s Regional Audit and CSR Committee framework underpins the Audit Committee. It provides a flexible channel for the structured flow of information through the Group, with committees for each of the three Group regions, for the US business, and for locally-listed Group entities and specific markets where considered appropriate.

The Regional Audit and CSR Committees are supported by Risk and Control Committees established at business unit level, and within certain Group functions where considered appropriate.

This framework ensures that significant financial, social, environmental and reputational risks faced by the Group are appropriately managed and that any failings or weaknesses are identified so that remedial action may be taken. The Group’s Regional Audit and CSR Committees are all chaired by a member of the Management Board and regularly attended by one or more Non-Executive Directors. In addition, the Corporate Audit Committee focuses on the Group’s risks and control environment that fall outside the regional committees’ remit, for example head office central functions, and global programmes, processes and projects. It comprises members of the Management Board and is chaired by a Regional Director. One or more of the Non-Executive Directors also regularly attend meetings of the Corporate Audit Committee.

External and internal auditors attend meetings of these committees and regularly have private audiences with members of the committees after meetings. Additionally, central, regional and individual market management, along with Internal Audit, support the Board in its role of ensuring a sound control environment.

Risk management

Risk registers, based on a standardised methodology, are used at Group, functional, directly-reporting business unit (DRBU), and individual market levels to identify, assess and monitor the risks (both financial and non-financial) faced by the business at each level. Risks are assessed and prioritised at three levels by reference to their impact (high/medium/low) and likelihood (probable/ possible/unlikely). During 2020, the Group’s risk management process was digitalised through deployment of an enterprise resource management system across the Group.

Mitigation plans are required to be in place to manage the risks identified, and progress against those plans is monitored. The risk registers are reviewed on a regular basis. Functional and regional risk registers are reviewed regularly by the relevant Regional Audit & CSR Committee or the Corporate Audit Committee, as appropriate. DRBU and market risk registers are reviewed as part of local Risk & Controls meetings.

At the Group level, specific responsibility for managing each identified risk is allocated to a member of the Management Board. The Group Risk Register is reviewed regularly by a committee of senior managers, chaired by the Finance Director. In addition, it is reviewed annually by the Board and twice yearly by the Committee. The Board and the Committee review changes in the status of identified risks and assess the changes in impact and likelihood. The Committee also conducts ‘deep dives’ into selected risks, meeting senior managers responsible for managing and mitigating them, so that it can consider those risks in detail.

During the first half of 2020, the Board assessed that it was appropriate to include COVID-19 as a Group principal risk as reported in the Company’s 2020 half-year report. However, as new working practices are implemented to reflect the current operating environment, and associated risks are incorporated into existing Group risks, the Group no longer maintains COVID-19 as a principal risk. The Group’s current principal risks remain broadly unaltered from 2019.

For more information on risks see the Group Principal Risks on pages 84 to 88 and the Group risk factors on pages 288 to 306

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	115

Internal control

Group companies and other business units are annually required to complete a controls self-assessment, called Control Navigator, of the key controls that they are expected to have in place. Its purpose is to enable them to self-assess their internal control environment, assist them in identifying any controls that may need strengthening and support them in implementing and monitoring action plans to address control weaknesses. The Control Navigator assessment is reviewed annually to ensure that it remains relevant to the business and covers all applicable key controls. In addition, at each year-end, Group companies and other business units are required to:

–	review their system of internal control, confirm whether it remains effective, and report on any specific control deficiencies and the action being taken to address them; and

–	review and confirm that policies and procedures to promote compliance with the SoBC are fully embedded within the Group company or business unit and identify any material instances of non-compliance.

The results of these reviews are reported to the relevant Regional Audit and CSR Committees or to the Corporate Audit Committee, and to the Audit Committee, to ensure that appropriate remedial action has been, or will be, taken where necessary. They are also considered by the SOx Steering Committee and the Disclosure Committee in determining management’s opinion on the internal controls over financial reporting (ICFR).

Internal Audit function

The Group’s Internal Audit function is responsible for carrying out risk-based audits of Group companies, business units, and global processes. A separate Business Controls Team provides advice and guidance on controls to the Group’s businesses.

The Group’s Internal Audit function works to a rolling 18-month audit plan, prioritising principal risk areas aligned to the Group’s Risk Register. During 2020, the Internal Audit plan was kept under regular review with the Committee to enable audit reprioritisation in view of COVID-19 and resulting constraints, such as travel restrictions.

In 2020, internal audits covered various markets, Group manufacturing facilities and leaf buying operations, New Categories, supply network and retail operations, functional transformation programmes, global business services, and IT infrastructure, cyber security and data protection. The Committee considered internal audit findings and action plans established to address any issues identified.

The Committee has approved the Internal Audit plan for 2021 and assessed its alignment with the Group’s Risk Register and coverage of risks to the Group. The strategic priorities for Internal Audit underpin the design of the Internal Audit plan for 2021, with emphasis on New Categories and innovation in ways of working, whilst maintaining thorough coverage of core business activities, lines of defence and IT controls. The Internal Audit plan for 2021 takes account of anticipated continued COVID-19 travel restrictions into 2021, and balances remote fieldwork and use of data analytics with focused site visits. The scope of each internal audit is assessed for SOx impact and audit of applicable SOx controls is included where relevant. Reviews of SOx controls and their effectiveness are primarily conducted by the Group’s Business Controls Team and assurance is also undertaken by the Group’s external auditors, as noted below.

The Committee reviews the effectiveness of the Group’s internal audit function annually. In 2020, this included a review of progress on the Internal Audit plans to implement the recommendations arising from the external quality assessment of Internal Audit conducted by PwC LLP in 2019. The Committee also approved an updated Internal Audit Charter, aligned to the Internal Audit strategy. The Committee considers the Internal Audit function to be effective and to have the necessary resources to enable it to fulfil its mandate.

Financial reporting controls

The Group has in place a series of policies, practices and controls in relation to the financial reporting and consolidation process, which are designed to address key financial reporting risks, including risks arising from changes in the business or accounting standards, and to provide assurance of the completeness and accuracy of the Annual Report and Form 20-F.

A key area of focus is to assess whether the Annual Report and Form 20-F and financial statements are ‘fair, balanced and understandable’ in accordance with the UK Corporate Governance Code, with particular regard to:

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

The internal reporting of financial information to prepare the Group’s annual and half-year financial statements is signed off by the heads of finance responsible for the Group’s markets and business units. The heads of finance responsible for the Group’s markets and all senior managers must also confirm annually that all information relevant to the Group audit has been provided to the Directors and that reasonable steps have been taken to ensure full disclosure in response to requests for information from the external auditors.

The Committee Chair participated in the 2020 Annual Report and Form 20-F drafting and review processes, and engaged with the Finance and Transformation Director and the Group Head of Internal Audit during the drafting process.

SOx compliance oversight

Following the registration of Company securities in 2017 under the US Securities Act of 1933, as amended (the Securities Act), the Company is subject to certain rules and regulations of US securities laws, including the US Securities Exchange Act 1934 and SOx. SOx places specific responsibility on the Chief Executive and the Finance and Transformation Director to certify or disclose information applicable to the financial statements, disclosure controls and procedures (DCP) and ICFR. This includes our Chief Executive and Finance Director giving attestation in respect of ICFR effectiveness under §404 of SOx.

116	BAT Annual Report and Form 20-F 2020

Audit, Risk, Internal Control

Audit Committee

Continued

The Committee has oversight of processes established to ensure full and ongoing compliance with applicable US securities laws, including SOx. Two committees provided assurance during 2020 with regard to applicable SOx certifications. The Disclosure Committee reviews the Company’s financial statements for appropriate disclosure and designs and maintains DCPs and reports to, and is subject to the oversight of, the Chief Executive and the Finance and Transformation Director. A sub-committee of the Disclosure Committee, the SOx Steering Committee, provides assurance that ICFR have been designed, and are being implemented, evaluated and disclosed appropriately, in accordance with applicable requirements and subject to the oversight of the Chief Executive and Finance Director. The activities of this sub-committee are directly reported to the Disclosure Committee.

The outputs from the Disclosure Committee and SOx Steering Committee were presented to and reviewed by the Committee. No material weaknesses were identified and the Committee was satisfied that, where areas for improvement were identified, processes are in place to ensure that remedial action is taken and progress is monitored.

In 2020, the Committee also reviewed the scope of the external auditors’ SOx procedures, and received reports on their progress with their independent assessment of ICFR across the Group.

Code of Ethics for the Chief Executive and Senior Financial Officers

The Company has adopted a Code of Ethics applicable to the Chief Executive, the Finance and Transformation Director, and other senior financial officers, as required by US securities laws and NYSE listing standards. No waivers or exceptions to the Code of Ethics were granted in 2020.

Annual review

The Financial Reporting Council’s ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ provides guidance in relation to issues of risk and internal control management and related reporting.

The processes described above, and the reports that they give rise to, enable the Board and the Committee to monitor risk and internal control management on a continuing basis throughout the year and to review its effectiveness at the year-end. The Board, with advice from the Committee, has completed its annual review of the effectiveness of that system for 2020.

The Board is satisfied that the system of risk and internal control management accords with the UK Corporate Governance Code 2018 and satisfies the requirements for internal controls over financial reporting.

Group Standards of Business Conduct

The Committee is responsible for monitoring compliance with the SoBC, and reports on this to the Board. The SoBC requires all staff to act with a high degree of business integrity, comply with applicable laws and regulations, and ensure that standards are never compromised for the sake of results. Every Group company and all staff worldwide, including senior management and the Board, are expected to adhere to the SoBC. The SoBC and the Group’s Delivery with Integrity compliance programme are discussed on pages 56 to 57.

All Group companies have adopted the SoBC or local equivalent. Information on compliance with the SoBC is gathered at a regional and global level and reports of SoBC allegations, including details of the channels through which allegations are reported, are provided on a regular basis to the Regional Audit and CSR Committees, Corporate Audit Committee, and to the Committee. A breakdown of SoBC contacts and SoBC allegations reported across the Group in 2020 is set out on page 57.

The SoBC and information on the total number of SoBC contacts and SoBC allegations reported in 2020 (including established breaches) is available at bat.com/sobc.

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

Further information about the Group’s Speak Up channels and Speak Up reports in 2020 is provided at page 57

Political contributions

The Group does not make contributions to UK or European Union (EU) political organisations or incur UK or EU political expenditure. The total amount of political contributions made to non-UK and non-EU political parties in 2020 was £4,851,616 (2019: £4,466,171) as follows:

Reynolds American Companies reported political contributions totalling £4,851,616 (US$6,229,475) for the full year 2020 to US political organisations and to non-federal-level political party and candidate committees in accordance with their contributions programme. No corporate contributions were made to federal candidates or party committees and all contributions were made in accordance with applicable laws.

All political contributions made by Reynolds American Companies are assessed and approved in accordance with Reynolds American’s policies and procedures to ensure appropriate oversight and compliance with applicable laws.

In accordance with the US Federal Election Campaign Act, Reynolds American Companies continue to support an employee-operated Political Action Committee (PAC), a non-partisan committee registered with the US Federal Election Commission that facilitates voluntary political donations by eligible employees of Reynolds American Companies. According to US federal finance laws, the PAC is a separate segregated fund and is controlled by a governing board of individual employee-members of the PAC. In 2020, Reynolds American Companies incurred expenses, as authorised by US law, in providing administrative support to the PAC.

No other political contributions were reported.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	117

Remuneration Report

Annual Statement

on Remuneration

Index to our Remuneration Report
Policy Report
1. Summary of our Directors’ Remuneration Policy	120

2. Overview of what our Executive Directors earned in 2020 and why	124

3. Executive Directors’ Remuneration for the Year Ended 31 December 2020	125

4. Executive Directors’ Remuneration for the Upcoming Year	131

5. Chairman and Non-Executive Directors’ Remuneration for the Year Ended 31 December 2020	132

6. Directors’ Share Interests	133

7. Other Disclosures	136

8. The Remuneration Committee and Shareholder Engagement	137

The following Annual Report on Remuneration has been prepared in accordance with the relevant provisions of the Companies Act 2006 and as prescribed in The Large and Medium-sized Companies and Group (Accounts and Reports) (Amendment) Regulations 2013 (the UK Directors’ Remuneration Report Regulations).

Introduction

I am pleased to present to you the Directors’ Remuneration Report for the year ended 31 December 2020 which sets out our role and work during this year, during which we welcomed Karen Guerra to the Committee. The report contains:

–	a summary of the current Directors’ Remuneration Policy, approved at the 2019 AGM; and

–	the Annual Remuneration Report, explaining how the Remuneration Policy has been implemented during 2020, and how it will be implemented in 2021.

When the Committee met in early 2020, the COVID-19 outbreak was in its very early stages, it had not been declared a pandemic and the magnitude of the impact it would have across the world was not yet apparent. Along with many other organisations, we now find ourselves in a very new and challenging operating environment.

The impact of COVID-19 on our organisation in 2020 has been significant and wide ranging. We are tremendously proud of how the Group’s employees have responded in the face of unprecedented circumstances and widespread disruption, demonstrating resilience and continued focus on delivering growth while rapidly adjusting to new ways of working across our business.

In line with our Ethos, the Group’s response to the COVID-19 pandemic has been focused on looking after our people and protecting their health, safety and wellbeing while acting swiftly to support those in the communities in which we operate. Even in light of the widespread disruption caused by the COVID-19 pandemic, the Group has not entered furlough arrangements or made redundancies as a result of the pandemic, nor do we have plans to do so. We are committed to emerging stronger from the pandemic through our focus on our people, consumers and customers around the world.

Remuneration and strategy

Our Directors’ Remuneration Policy was approved in April 2019 with significant support from our shareholders. The Remuneration Committee has focused this year on ensuring that the Remuneration Policy is fully implemented together with reviewing alignment to the Company’s long-term strategy delivery through our incentive schemes. Our focus is to ensure that the Remuneration Policy enables the Company to:

–	attract and retain top quality talent in the global marketplace;

–	promote and reward high levels of sustainable long-term performance in both an appropriate and competitive manner to the benefit of shareholders and wider stakeholders;

–	create close, long-term links between the Company’s senior management and its shareholders; and

–	incorporate best practice policy features into its remuneration strategy while maintaining policy elements which remain appropriate for the Company.

The Committee considers these objectives carefully when reviewing executive and Group-wide remuneration matters, to ensure there is an appropriate balance between market competitiveness, pay for performance, fairness and sustainability.

Our talent attraction landscape is global and has become increasingly diverse as the Group’s business continues to transform. It is essential that we have the right framework and practices in place to attract talent globally. In this context, geographic differences in pay levels present challenges for the Group, considering the international mobility of the global senior talent pool. As a substantial part of our business is based in the US, the significant pay differential between the US market and the UK continues to be a specific challenge which we continue to keep under close review.

The Committee looks to ensure that the performance metrics for the short and long-term incentive schemes continue to be aligned to objectives integral to the Company’s long-term strategy. Performance measures are reviewed every year to ensure the Company is providing focus, incentivising the right behaviours and creating value.

To that end, we have engaged with our largest shareholders regarding the focus and orientation of the short-term incentive (STI) scheme and following this engagement, the Committee has decided to make some important changes to the performance metrics for 2021. The changes are made with the aim of reflecting our corporate purpose in the Group’s remuneration strategy and our commitment to reduce the health impact of our business as part of our A Better TomorrowTM agenda. These take into account shareholder feedback and focus on harm reduction as a key area to deliver sustainable growth for the future, as follows:

–

The introduction of a new metric ‘New Categories Revenue’, with a 20% weighting attached to it. This metric is aligned with our transformation ambitions and stated targets and will measure future growth in our New Categories business, further details are provided on page 277.

–

The ‘Group share of key markets’ metric is retained, with Tobacco Heating Products (THP) share performance now included for major markets and consequently the weighting will be adjusted from 10% to 15%.

–	The ‘deleveraging excluding foreign exchange’ metric is retained with the weighting adjusted from 30% to 35%.

–	The ‘adjusted profit from operations’ metric is retained with the current weighting of 30%.

–

Consequently, the ‘adjusted revenue growth from the strategic portfolio’ metric will be removed from the International Executive Incentive Scheme (IEIS) to allow for an increased weighting for measures of performance in New Categories.

118	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

These changes to performance metrics will apply to the STI scheme in operation for the Executive Directors and the Group’s wider management population. Importantly they will ensure that non-combustibles performance is embedded in 35% of the total short- term incentive scheme opportunity.

These changes will also ensure the Group has a consistent STI footprint globally to provide focus and alignment with Group strategy and to promote effective engagement and collaboration across its global management population. These are set out in full on page 122.

We consider the changes to the IEIS to be a first step to reflect the Group’s transformation agenda in our remuneration plans. We will continue to appraise our remuneration plans and alignment to our A Better TomorrowTM agenda during 2021 as we prepare a new Directors’ Remuneration Policy for 2022.

Stakeholder engagement

The Board takes its corporate responsibilities very seriously. Our programme of shareholder and wider stakeholder engagement in 2019 contributed to re-shaping our Directors’ Remuneration Policy and this dialogue continued in 2020 in relation to implementation of the Remuneration Policy for the Executive Directors.

The Committee recognises the complexity of the world in which we operate, never more so than in the current market context. Engagement with shareholders and stakeholders often gives rise to varied and conflicting perspectives, as has been our experience during 2020. Following the Company’s AGM held in April 2020, we acknowledged the vote of 38.06% against the Director’s Remuneration Report in our voting results announcement. We have engaged with a number of shareholders that voted against this resolution to understand their position and perspectives on the management of salary increases and executive pay within the current market context in particular. The Committee has discussed the feedback received in detail and the matters raised by shareholders have remained under active consideration as we reviewed Group performance in 2020.

As mentioned above, we have recently engaged with our largest shareholders regarding the STI scheme metrics for 2021 and shareholder feedback has helped to shape the focus and orientation of the scheme for the year ahead, with a particular focus on the Group’s transformation.

I would like to thank our shareholders and wider stakeholders for their feedback, and we will maintain dialogue on our Remuneration Policy and practices.

Group performance

Our incentive plans are closely aligned to our strategy and the performance metrics underpinning those incentive plans align with the key performance indicators set out in the Strategic Report. The Group has delivered a strong performance for 2020 in what has proven to be an exceptionally challenging environment arising from the COVID-19 pandemic. Stretching performance targets for 2020 were set by the Committee prior to the COVID-19 outbreak being declared a pandemic and have remained unchanged for the Directors for the 2020 performance period.

The Group has delivered significant combustibles and THP volume share gains of 33bps over performance in 2019 together with a strong performance in adjusted revenue growth at constant rates of 7.0% from the Strategic Portfolio, including growth in New Categories revenues at constant rates of 15.4%. The Group has delivered growth in adjusted profit from operations at constant rates of 4.8% and continued to make progress with its deleveraging (excluding foreign exchange) ambition with a full year performance of 0.33x. In addition, the Group has delivered a compound annual growth rate in adjusted, diluted EPS of 5.5% at current rates through the three year 2018 to 2020 period.

These results are reflected in the outcomes for the Group’s STI, the IEIS, for which the corporate result across the four measures (Group’s share of key markets, adjusted revenue growth from the strategic portfolio, adjusted profit from operations and deleveraging excluding foreign exchange) was 71.1%.

The 2018 Long-Term Incentive Plan (LTIP) award, based on results across relative Total Shareholder Return (TSR), adjusted diluted EPS, adjusted revenue growth at constant rates and the operating cash flow conversion ratio, will vest in March 2021 at 52.6%.

The Remuneration Committee has considered the vesting result and concluded that this is an accurate reflection of the strong, sustained underlying performance of the Group in challenging and volatile market conditions. It also reflects, through the relative TSR measure, the movement in the Group’s share price during the performance period. Consequently, the absolute value attached to the awards at the close of the three-year performance period is circa 64% lower than the face value of the 2018 awards at grant.

Following the determination of the outcomes for both the 2020 IEIS and 2018 LTIP, the Committee considered the results against the underlying performance of the Group and considered that the outcomes were a fair reflection of performance and no adjustments were required. In addition, share price fluctuations are reflected throughout the directors’ remuneration, in the vesting and holding periods as well as their individual shareholdings. The performance of our key metrics that delivered the IEIS and LTIP remuneration outcomes are summarised on page 124.

Executive Director remuneration

The Committee has given very careful consideration to the total remuneration positioning of the Executive Directors in the context of their current positions relative to the market, development in their roles, individual performance and the level of pay increases for UK employees generally, together with the expectations of shareholders with respect to the management of executive pay. Pay increases for UK employees are expected to range between 0% and 7%, based on performance in the prior year, with the average of employee increases falling within the 2.6% to 3.0% range.

The Remuneration Committee has decided that the salary increase for the Chief Executive will be 3%, which is within the range to be applied to the majority of employees. The increase has been awarded to recognise the leadership of the Chief Executive in 2020, where Jack Bowles has led the Group to deliver a strong financial performance through an intense period of disruption while continuing to progress with the transformation agenda of the Group. The Group has delivered productivity improvements and savings through Quantum and has continued to establish new capabilities as part of the A Better TomorrowTM agenda while safeguarding the organisation through skilful management in a time of crisis. Consequently, with effect from 1 April 2021 Jack Bowles’ salary will be £1,325,610.

Mr Marroco’s salary increase was considered by the Committee following the recent extension of his responsibilities, which are both material and permanent. In order to accelerate the delivery of the transformation agenda and the realisation of our corporate purpose, the scope of Mr Marroco’s role has been expanded to become Finance and Transformation Director as set out on page 92 of the report.

In addition to his role as Finance Director, Mr Marroco has been asked to design and deliver a strategic initiative which will accelerate the delivery of the Group’s strategy and ambitions as part of the A Better TomorrowTM agenda. The associated scope is broad and multifunctional in nature, with the principal objective of accelerating the Group’s transformation to become a multi-category business.

We believe the accountabilities of this new role go significantly beyond those that would normally be associated with the Finance Director position.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	119

Mr Marroco will oversee five cross-functional and interconnected workstreams (the Group’s innovation, organisation, sustainability, digital and productivity strategies), the orchestration of which will accelerate the Group’s imperatives of combustible value growth, a step change in New Categories performance and a simpler and smarter organisation. The commercial aspirations include the growth of New Categories revenues to £5 billion by 2025 and the growth of new non-combustibles consumers from 13.5m to 50m by 2030. In addition, the leadership structure reporting to Mr Marroco has been substantially expanded in light of his enlarged role. In the past, the Group has established a standalone role within the executive team to lead these initiatives; the integration with Mr Marroco’s current responsibilities is viewed as a stronger proposition in order to accelerate delivery.

Following consultation with some of our largest shareholders, the Committee has considered how to address this expansion of responsibilities. We are pleased that shareholders have acknowledged the substantive changes to Mr Marroco’s role and the significance of this change for the Group’s transformation agenda. We have taken feedback from shareholders into account in deciding to implement a two-step salary increase for Mr Marroco, as follows:

–	A 4% increase from 1 October 2020, the date upon which Mr Marroco assumed these new responsibilities, that results in a base salary of £803,400, with no further increase in salary in April 2021; and

–	An increase from 1 April 2022 equal to the average increase for UK employees plus 3%, subject to continued development and sustained performance in role.

This staged approach will enable the Committee to monitor sustained performance, together with market developments.

At the time of Mr Bowles’ and Mr Marroco’s appointments, the Committee set remuneration at a level to reflect that these were their first Executive Director appointments, and significantly below the level for the previous incumbent in each role and in the wider market. As previously communicated, the Committee intends to keep their remuneration positioning under review, to ensure their remuneration progresses in line with development and performance such that it may be brought more closely into line with the market over time. The Committee may determine it appropriate to award increases above the average for UK employees in the future but within the range of increases for the wider UK population, subject to the performance and development of the Executive Directors in their roles and taking into account pay considerations for our wider workforce. The adjustments to salary for Mr Marroco are consistent with these principles and this approach is consistent with how the remuneration of employees across the Group is reviewed as they develop and progress in their roles.

Incentive plan awards from 2021

The basis for awards made under the LTIP in 2021 will follow the Company’s practice where the share price for new awards is an average of the mid-market price across the three trading days prior to the award being made. The Committee is satisfied that maintaining this established practice will result in awards which are in proportion with previous awards made to the Executive Directors and the Committee retains discretion to review formulaic LTIP outcomes at vesting.

Pay and transparency

The Committee is acutely aware of continued debate in relation to executive remuneration and corporate governance, the emphasis on long-term alignment with shareholder interests, and the importance of considering executive compensation in the broader context of the Group’s workforce.

This report includes our CEO-to-employee pay ratio for the 2020 financial year. We have continued to use calculation method A, using total full-time remuneration for all UK employees, which we believe to be the most robust and comprehensive means of assessment and is also reflective of shareholder preferences.

The Group’s CEO-to-employee pay ratio for 2020 was 66:1 at the median level, reflecting the diversity of our business footprint and employee population across the UK. Further details can be found on page 130.

In March 2021, we will be publishing data relating to UK Gender Pay in line with the statutory requirements. Following a review of the data prior to publication, the Committee noted that while men and women are rewarded equally for similar roles, the Group does have a ‘gender pay gap’ as defined by UK legislation. The pay gap is largely a reflection of having more men than women in senior roles and the Group has a comprehensive set of diversity initiatives in place to drive progress in this area. These are explained further on pages 108 and 109 and in our Gender Pay Report and our work with the diversity and inclusion agenda will continue to broaden in 2021 as we now start the data gathering exercise for ethnicity pay data.

As a result of our continued focus we have seen an increase in the proportion of women in our upper pay quartile in 2020, from 27% to 29%, contributing towards a 6% improvement in our mean pay gap. On the other hand, the combination of a higher number of men recruited into senior roles during the April to April reporting period and more women recruited into junior roles in 2020 has led to our median pay gap widening slightly from 33% to 35%. We are confident that this is only a short-term development and, as we develop and nurture our female talent into more senior, higher-paid roles, we expect to see an improvement over the longer term.

Other initiatives in 2020

Building on its work during 2019, the Committee has continued to review the Group’s remuneration strategy and related practices for its wider workforce. In this transformative period for the Group, there has been significant change in our talent attraction landscape and capability requirements, and the Committee recognises the importance of flexibility in our remuneration practices to remain agile and adaptive to changes in our business.

The Committee has undertaken a focused review of our pay comparator group to ensure it reflects the Group’s increasingly diverse capability requirements in the international talent marketplace. As a result of this review, a new comparator group will be implemented throughout the Group for 2021 which we believe is better suited to support our talent attraction and retention ambitions. Changes to the pay comparator group will apply to the Executive Directors and the Group’s wider management population.

Following a detailed review of the Group’s legacy defined benefit pension arrangements in the UK and a programme of consultation with employees, the defined benefit pension arrangements in the UK closed to future accrual in 2020. This means there is now an aligned, consistent defined contribution retirement benefit arrangement in place for all UK employees.

Our focus in 2021

The annual report on remuneration details remuneration in 2020 and the decisions made by the Remuneration Committee during this period and will be put forward for an advisory vote at the 2021 AGM. The Board places great value on the direct engagement and feedback from our shareholders and wider stakeholders on our Remuneration Policy and practices and I look forward to continuing this dialogue in 2021.

Dimitri Panayotopoulos

Chairman, Remuneration Committee

16 February 2021

120	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

1 Summary of our Directors’ Remuneration Policy

The Remuneration Policy for the Executive Directors and the Non-Executive Directors was approved by shareholders at the AGM on 25 April 2019.

The full Directors’ Remuneration Policy is set out in the Remuneration Report 2018 contained in the Annual Report for the year ended

31 December 2018, which is available at bat.com.

To assist in reviewing our Annual Report on Remuneration, we have summarised the key elements of the Directors’ Remuneration Policy as it principally applies to remuneration paid during 2020.

Directors’ Remuneration Policy summary: our remuneration strategy

The Committee’s remuneration principles seek to reward the delivery of the Group’s strategy in a simple and straightforward manner which is aligned to shareholders’ long-term sustainable interests.

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

In applying these principles, the Remuneration Committee maintains an appropriate balance between fixed pay and the opportunity to earn performance-related remuneration with the performance-based elements forming, at maximum opportunity, between 80% and 90% of the Executive Directors’ total remuneration. The Directors’ Remuneration Policy is kept under regular review to ensure alignment with business strategy and to promote the long-term success of the Group.

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

–  Reviewed taking into consideration several factors including individual performance and appropriate market data based on a Pay Comparator Group;

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

–  Only base salary is pensionable.

–  Defined Contribution (“DC”) benefits – Executive Directors are eligible to receive a pension benefit equivalent to a maximum of 15% of base salary as a contribution into the British American Tobacco UK Pension Plan or, as alternative provision, they can opt for either a cash allowance or accrual in a DC unfunded arrangement. The Company contribution rate is aligned with the benefit available to our wider UK population where the default contribution rate is 15%, comprising of a core 10% contribution rate and an additional 5% contribution on a matching basis to an employee’s pension contribution.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	121

Short-term incentives (STI)

–  To incentivise the attainment of corporate targets aligned to the Group’s strategic objectives on an annual basis, with a deferred element to ensure alignment with shareholders’ interests.

–  To ensure, overall, a market-competitive remuneration to attract and retain high calibre individuals to deliver the Group’s long-term strategy.

Opportunity

–  Chief Executive – Maximum 250%; on-target 125%.

–  Finance and Transformation Director – Maximum 190%; on-target 95%.

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

–  Performance measures for 2020 can be found on page 126 and for 2021 on page 131;

–  The Remuneration Committee has discretion to adjust outcomes in circumstances where it considers it is appropriate to do so to reflect the overall performance of the Company;

–  In cases of identified poor individual performance, the corporate result may be reduced by up to 50%; and

– Clawback and malus provisions are in place.

Long-term incentives (LTIP)

–  To put in place a combination of measures with appropriately stretching targets around the long-term strategy delivery that provides a balance relevant to the Company’s business and market conditions as well as alignment between Executive Directors’ and shareholders’ interests.

–  To facilitate the appointment of senior high calibre individuals required to deliver the Groups’ long-term strategy, and to promote the long-term success of the Company.

Opportunity

–  Maximum annual award of shares of 500% of salary for all Executive Directors.

–  Normal annual grants of 500% of salary for the Chief Executive and 400% of salary for the Finance and Transformation Director.

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

–  Performance measures for the 2018-2020 performance period are detailed on page 127 and for the awards to be granted in 2021 are detailed on page 132;

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

Executive Directors are required to hold shares in the Company:

–  during service as a Director, equal to the value of the same multiple of salary at which LTIP awards are made to that Director (currently, 500% for the Chief Executive and 400% for the Finance and Transformation Director from 2020 onwards); and

–  after ceasing service as a Director, equal to the value of 100% of the shareholding requirement that applied while a Director for a period until the second anniversary of cessation of employment with the Group.

122	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

All-employee share plans

Executive Directors are eligible to participate in the Company’s all-employee share schemes which are designed to incentivise employees by giving them an opportunity to build shareholdings in the Company.

–  All-employee share schemes are the Partnership Share Scheme, the Sharesave Scheme and the Share Incentive Plan (SIP); and

–  Executive Directors are subject to the same limits on participation as other employees, as defined by the applicable statutory provisions.

How the Policy Addresses the Factors Set Out in the UK Corporate Governance Code 2018:

Our remuneration principles and the key elements of the Directors’ Remuneration Policy align with the UK Corporate Governance Code 2018 requirements, as follows:

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

Risk

The combination of performance target setting for the STI and LTI, the inclusion of provisions for discretionary adjustments and malus and clawback provisions ensure that we remunerate our Executive Directors in accordance with high standards of governance while mitigating, as far as possible, reputational and other risks arising from remuneration that are not proportionate to outcomes.

Predictability and proportionality

There is a clear link between the operation of our short and long-term incentive plan awards and the delivery of our strategy and long-term performance. Variable remuneration at the Company accounts for between 80%-90% of an Executive Director’s total remuneration, ensuring that poor performance is not rewarded. Further detail on short and long-term incentive plan awards are detailed on pages 126 and 127.

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

Summary of All-Employee Rewards at BAT: Principles of Remuneration for Our Wider Workforce

The Group’s remuneration policies and practices are founded on a high degree of alignment and consistency across the organisation. Accordingly, remuneration for senior management is determined taking into account the remuneration principles that apply to the Executive Directors, and similar principles also form the basis of the remuneration arrangements for the wider workforce.

The Remuneration Committee is regularly updated on the pay principles and practices in operation across the Group, and considers them in relation to the implementation of the Directors’ Remuneration Policy, and in ensuring there is an appropriate degree of alignment throughout the Group. The Board’s approach to engagement with the Group’s workforce worldwide is set out on pages 62, 63, 82 and 98. Engagement methods available to the Group’s workforce include mechanisms for feedback and dialogue on the Group’s pay policies and practices. The Remuneration Committee receives updates from management on feedback received during the year where relevant to remuneration matters considered by the Remuneration Committee, and the Remuneration Committee takes feedback into account as applicable in determining executive remuneration.

The reward strategy for all employees is built around the following four strategic pillars and comprises fixed and variable remuneration elements:

Competitive yet sustainable	Equitably differentiated

– Competitive remuneration, able to attract and retain talent. – Agility to meet changing generational needs. – Responsible cost structure to support profit delivery.	– Differentiated on clear and objective criteria – level, performance and experience. – Supported by unbiased processes and tools.

Transparent	Aligned to shareholder interests

– Clear policies, openly communicated. – Individual total reward package statements form part of regular annual cycle.	– Competitive employment cost base and incentives that align the interests of employees with those of shareholders.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	123

Fixed remuneration

Salary

–	Salary is a key element of total remuneration for all employees.

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

–	Additional financial and non-financial rewards can be made for outstanding contributions to the business in exceptional circumstances.

Pension

–	Retirement benefits are provided to employees based on local market practice.

–

Under the UK Defined Contribution arrangements, the Company contributions for all UK employees is 10% of base salary rising to a maximum of 15% on a matching basis. For managers in senior management roles, the total contribution to the British American Tobacco UK Pension Plan (“Plan”) is automatically restricted to £4,000 per annum in line with the UK government’s Tapered Annual Allowance (where the £4,000 per annum restriction was effective from April 2020 having reduced from £10,000 per annum). The balance of any Company contributions due above this £4,000 limit is paid as a cash allowance or, alternatively, paid into the Defined Contribution Unapproved Unfunded Retirement Benefits Scheme. Employees can choose to opt out of the restriction and have all the Company contribution paid into the Plan.

Variable remuneration

Short-term incentives

Short-term incentive schemes are designed to reward employees across the business for the delivery of financial, strategic and operational targets. The Group operates various short-term incentive arrangements, as set out below, with participation dependent on role.

International Executive Incentive Scheme (IEIS) – globally aligned scheme for all managers in senior management roles (c. 1,700 employees), including Executive Directors.

–	Incentive opportunities for the IEIS participants are defined globally for each eligible grade.

–	A portion of any award receivable is deferred in BAT shares for three years, with the remaining portion paid in cash during the following year.

–	Dividend-equivalent payments on all unvested deferred shares are paid quarterly in cash via payroll.

Corporate annual bonus plans – in operation for employees in corporate functions who are not eligible to participate in the IEIS.

– Designed to mirror the basic construct of the IEIS with opportunity levels set locally.

– Performance metrics aligned to those of the IEIS.

Functional incentive schemes – in operation for employees in non-corporate functions, examples include trade marketing or factory incentive schemes.

–	Opportunity levels are set locally and vary by grade.

–	Functional performance measures are incorporated into each scheme to ensure line of sight for participants.

Long-term incentives

Long-term incentive schemes are designed to reward and retain our senior talent while aligning the interests of leaders with those of our shareholders. From 2020, we have moved from a single LTI plan to a segmented approach by grade as set out below.

Restricted Share Plan (RSP) – globally aligned plan for managers at eligible grades in senior management roles (c. 575), excluding Executive Directors. Aligns scheme participants with the success of the Group through its share price.

–	Opportunity levels are defined globally for each eligible grade.

–	No performance conditions apply to awards.

–	Awards are typically granted in March of each year, and vest in full following the end of the three-year vesting period provided the participant remains an employee of the Group on the vesting date.

–	Dividend-equivalent payments are paid on shares vesting.

Performance Share Plan (PSP) – discretionary plan for our most senior managers (c. 170), including Executive Directors, which rewards their contribution to the long-term global performance of the Company.

–	Opportunity levels are defined globally for each eligible grade.

–	Awards vest only to the extent that the performance conditions are satisfied at the end of the three-year performance period.

–	Awards are typically granted in March of each year, and vest following the end of a three-year performance period.

–	Dividend-equivalent payments are paid on any shares vesting.

All-employee share schemes

–

In the UK, all employees are eligible to participate in the Company’s all-employee share schemes – the Partnership Share Scheme, the Sharesave Scheme and the Share Incentive Plan – all of which are HMRC-approved plans, which are designed to incentivise employees by giving them an opportunity to build shareholdings in the Company.

124	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

2 Overview of What Our Executive Directors Earned in 2020 and Why

What our Executive Directors earned in 2020

Single figure for Executive Directors	Jack Bowles		Tadeu Marroco[1]
	2020 £’000	2019 £’000	2020 £’000	2019 £’000

Fixed Pay

Salary	1,259	1,175	775	301

Taxable benefits	592	277	152	80

Pension	189	216	116	46

Total Fixed Pay	2,040	1,668	1,043	427

Variable Pay

Short-term incentives	2,238	2,824	1,046	560

Long-term incentives[2,3]	786	642	508	512

Other emoluments[4]	3	4	18	–

Total Variable Pay	3,027	3,470	1,572	1,072

Total Remuneration	5,067	5,138	2,615	1,499

Notes:

1.

Tadeu Marroco was appointed Finance Director on 5 August 2019 and was appointed as an Executive Director on the same date. The amounts shown in the table above for 2019 reflect remuneration received while an Executive Director of the Company.

2.

The 2018 LTIP award is due to vest on 26 March 2021 for Jack Bowles and Tadeu Marroco based on completion of the three-year performance period on 31 December 2020. The value shown is based on the average share price for the three-month period ended 31 December 2020 of 2,701p. Given the share price performance since the date of grant of awards, none of the value shown in the table above is attributable to share price appreciation.

3.

Long-term incentives shown for 2019: in accordance with the UK Directors’ Remuneration Report Regulations, estimates for the values of the vesting 2017 LTIP awards were given in the Annual Report on Remuneration for the year ended 31 December 2019; these amounts have been re-presented to show the actual market value on the date of vesting in 2020.

4.

In the Annual Report on Remuneration for the year ended 31 December 2019, life insurance was included within the ‘Other emoluments’ remuneration item in the single figure table. For the Annual Report on Remuneration for the year ended 31 December 2020, life insurance has been included within the ‘Taxable benefits’ remuneration item. The figures for 2019 in the table above have been restated to reflect this change.

Further information in respect of this remuneration can be found in Section 3 on page 125.

How this aligns to performance

Short-term incentives for the performance period ended in 2020
Performance summary:
Chief Executive: corporate performance – 177.8% of salary
Finance and Transformation Director: corporate performance – 135.1% of salary
Group share of Key Markets	Adjusted profit from operations (APFO)
+33 bps growth over 2019	at constant rates of exchange +4.8% growth
Adjusted revenue growth from the Strategic Portfolio at constant rates of exchange +7.0% growth	Deleveraging (excluding foreign exchange) 0.33x at constant rates of exchange

Long-term incentives for the three-year performance period ended in 2020
Vesting at 52.6%
Total shareholder return (TSR)	0% achievement
20 out of 23 in FMCG comparator group 2018–2020	(0% of award vesting out of possible 20%)
Adjusted diluted earnings per share (EPS) growth	25% achievement
5.5% CAGR at current rates of exchange	(4.9% of award vesting out of possible 20%)
Adjusted diluted earnings per share (EPS) growth	75% achievement
8.5% CAGR at constant rates of exchange	(15.0% of award vesting out of possible 20%)
Adjusted revenue growth	64% achievement
4.1% CAGR at constant rates of exchange	(12.7% of award vesting out of possible 20%)
Adjusted operating cash flow conversion ratio	100% achievement
104.2% ratio over the performance period	(20% of award vesting out of possible 20%)

Non-GAAP measures

Adjusted profit from operations (APFO), deleveraging (excluding foreign exchange), adjusted revenue growth from Strategic Portfolio at constant rates of exchange, adjusted diluted EPS, adjusted revenue and adjusted operating cash flow conversion ratio are non-GAAP measures used by the Remuneration Committee to assess performance. Please refer to pages 276 to 285 for definitions of these measures.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	125

3 Executive Directors’ Remuneration for the Year Ended 31 December 2020

Total remuneration for the year ended 31 December 2020

	Jack Bowles		Tadeu Marroco[1]
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Salary	1,259	1,175	775	301

Taxable benefits[2]

– car allowance	20	20	20	8

– health insurance	15	13	13	5

– life insurance[3]	19	15	8	1

– tax advice	65	30	30	34

– use of Company driver	85	61	55	30

– home and personal security[4]	155	6	14	–

– tax & social security[5]	220	122	-	–

– other expenses related to individual and/or accompanied attendance at Company functions/events	13	10	12	2

Total taxable benefits	592	277	152	80

Short-term incentives

STI vesting percentage (% of maximum)	71.1%	96%	71.1%	96%

STI: cash – Group performance cash element	1,119	1,412	523	280

STI: DSBS – Group performance deferred element	1,119	1,412	523	280

Total short-term incentives (page 126)	2,238	2,824	1,046	560

Long-term incentives[6,7]

LTIP vesting percentage (% of maximum)	54.2%	69.9%	54.2%	69.9%

LTIP value to vest	641	540	414	431

Dividend equivalent[8]	145	102	94	81

Total long-term incentives (page 127)	786	642	508	512

Total pension-related benefits (page 128)	189	216	116	46

Other emoluments[3]

Share Reward Scheme (value of ordinary shares awarded)	3	4	3	–

Sharesave Scheme (face value of discount on options granted)	–	–	15	–

Total other emoluments	3	4	18	–

Total remuneration	5,067	5,138	2,615	1,499

Notes:

1.

Tadeu Marroco was appointed Finance Director on 5 August 2019 and was appointed as an Executive Director on the same date. The amounts shown in the table above for 2019 reflect remuneration received while an Executive Director of the Company.

2.

Taxable benefits: the figures shown are gross amounts as, in line with the UK market, it is the normal practice for the Company to pay the tax which may be due on any benefits, with the exception of the car or car allowance. The numbers presented above for tax advice are inclusive of applicable VAT and income tax.

3.

In the Annual Report on Remuneration 2019, life insurance was included within the ‘Other emoluments’ remuneration item in the single figure table. For the Annual Report on Remuneration 2020, life insurance has been included within the ‘Taxable benefits’ remuneration item. The figures for 2019 in the table above have been restated to reflect this change.

4.

Figure for home and personal security for Jack Bowles for 2020 relates to necessary security improvements to his residence. As noted in point 2 above, this amount has been grossed up for UK tax purposes.

5.	Amount for Jack Bowles relates to tax equalisation payments made during the year ended 31 December 2020.

6.

The 2018 LTIP award is due to vest on 26 March 2021 based on completion of the three-year performance period on 31 December 2020. The value shown is based on the average share price for the three-month period ended 31 December 2020 of 2,701p. The LTIP vesting figures above reflect awards made to Jack Bowles and Tadeu Marroco prior to being appointed as Executive Directors.

7.

LTIP award shown for 2019: the values disclosed in the Annual Report on Remuneration for the year ended 31 December 2019 were estimated values as the award had not vested by the date of that report; these amounts have been re-presented based on the actual market value on the date of vesting of 27 March 2020 of 2,734p.

8.

LTIP dividend equivalent payments: the dividend equivalent payment that will attach to the LTIP award that is included in the Single Figure Table is reported. The values for the year ended 31 December 2019 have been restated on this basis.

126	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

Short-Term Incentives for the Year Ended 31 December 2020

STI performance measures, weightings and results for year ended 31 December 2020

STI: performance measure and target 2020	Description of measure 2020	Actual performance 2020	Payout (maximum)

Group’s share of Key Markets (growth over prior year) Weighting: 10% Threshold: 0 bps growth over 2019 Maximum: 10 bps growth over 2019

The Group’s volume share in its Key Markets accounts for around 80% of the volume of the Group’s subsidiaries. The Group’s share is calculated from data as independently measured by retail audit agencies and scanner sales to consumers, or from estimated shipment share. The Group’s volume share is re-based as and when the Group’s Key Markets change or when retail audit agency product improvements result in the re-statement of data. When re-basing does occur, the Company will also restate historical data and provide fresh comparative data on the markets.

		Global volume share in key markets grew by 33 bps. Strategic Report: Delivering our strategy – A Better Tomorrow for Consumers	10% (10%)

Adjusted revenue growth from the Strategic Portfolio (growth over prior year) Weighting: 30% Threshold: 3% growth over 2019 Maximum: 6% growth over 2019	The Strategic Portfolio reflects the focus of the Group’s investment activity, and is defined as Strategic Combustibles and Strategic Traditional Oral products, and New Category products. This measure is assessed at constant rates of exchange. Please refer to page 278 for the detailed description of the Strategic Portfolio.	Adjusted revenue from the Strategic Portfolio grew by 7.0%. Strategic Report: Delivering our strategy – A Better Tomorrow for Shareholders	30% (30%)

Adjusted profit from operations (APFO) (growth over prior year) Weighting: 30% Threshold: 4.0% growth over 2019 Maximum: 6.5% growth over 2019	APFO is the adjusted profit from operations at constant rates of exchange for the year ended 31 December 2020. Please refer to page 279 for the detailed description of APFO.	APFO growth over the prior year of 4.8%. Strategic Report: Delivering our strategy – A Better Tomorrow for Shareholders	11.6% (30%)

Deleveraging (excluding foreign exchange) Weighting: 30% Threshold: 0.20x reduction versus 2019 Maximum: 0.40x reduction versus 2019	Deleveraging (excluding foreign exchange) refers to the reduction in Adjusted Net Debt to Adjusted EDITDA during the year ended 31 December 2020, assessed at constant rates of exchange.	Deleveraging (excluding foreign exchange) was 0.33x. Strategic Report: Delivering our strategy – A Better Tomorrow for Shareholders	19.5% (30%)

71.1% (100%)

STI outcome for year ended 31 December 2020

	Available STI award as % of base salary	STI award achieved as % of maximum opportunity	STI award achieved % of base salary	STI award achieved £’000 (Value shown in Single Figure Table)[1]

Jack Bowles	250%	71.1%	177.8%	2,238

Tadeu Marroco	190%	71.1%	135.1%	1,046

Notes:

1.	Malus and clawback provisions apply.

2.

50% of the STI award will be paid in cash and 50% as an award under the DSBS. Awards made under the DSBS are in the form of free ordinary shares in the Company that normally vest after three years and no further performance conditions apply in that period. In certain circumstances, such as resigning before the end of the three-year period, participants may forfeit all of the shares.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	127

Long-Term Incentives (LTIP) for the Year Ended 31 December 2020

LTIP performance measures, weightings and results for the year ended 31 December 2020

LTIP: performance measure	Description of measure and target for 2018 LTIP Performance period 1 January 2018 – 31 December 2020		Result achieved	Vesting percentage
Relative TSR[1]			Ranked 20	0%
Relative to a peer group of international FMCG companies	2018–2020 LTIP target		out of 23	(out of maximum of 20%)
	Threshold	At median, 3% vests

Weighting: 20%	Maximum	At upper quartile, 20% vests
EPS growth at current rates of exchange			5.5% CAGR	4.9%
	2018–2020 LTIP target			(out of maximum of 20%)
Compound annual growth in adjusted diluted EPS measured at current rates of exchange	Threshold	At CAGR of 5%, 3% vests
	Maximum	At CAGR of 10%, 20% vests

Weighting: 20%
EPS growth at constant rates			8.5% CAGR	15.0%
of exchange	2018–2020 LTIP target			(out of maximum of 20%)
Compound annual growth in adjusted diluted EPS measured at constant rates of exchange	Threshold	At CAGR of 5%, 3% vests
	Maximum	At CAGR of 10%, 20% vests

Weighting: 20%
Adjusted revenue[2]			4.1% CAGR	12.7%

Compound annual growth measured at constant rates of exchange	2018–2020 LTIP target			(out of maximum of 20%)
	Threshold	At CAGR of 3%, 3% vests
	Maximum	At CAGR of 5%, 20% vests

Weighting: 20%
Adjusted Operating cash flow			104.2% ratio	20%
conversion ratio	2018–2020 LTIP target			(out of maximum of 20%)
Ratio over the performance period at current rates of exchange	Threshold	Ratio of 85%, 3% vests
	Maximum	Ratio of 95%, 20% vests

Weighting: 20%
Total vesting level as a percentage of maximum opportunity				52.6%

Notes:

1.	Relative TSR: the constituents of the FMCG peer group are listed on page 132.

2.

The underpin for adjusted revenue growth measure: the adjusted revenue growth measure can only vest provided the corresponding three-year CAGR of APFO exceeds the CAGR of the threshold performance level for APFO as approved annually in the STI and approved by the Board. The underpin was exceeded with reference to the APFO STI outcomes for 2018, 2019 and 2020.

LTIP outcome for year ended 31 December 2020

	Number of ordinary shares subject to award	Vesting % achieved (based on 2018–2020 performance period)	Number of ordinary shares to vest	Value of ordinary shares to vest[1] £’000	Dividend equivalent payment on vesting[2] £’000	Total value to vest £’000 (Value shown in Single Figure Table)

Jack Bowles[3]	43,785	54.2%	23,731	641	145	786

Tadeu Marroco[3]	28,248	54.2%	15,310	414	94	508

The 2018 LTIP awards granted to Jack Bowles and Tadeu Marroco were made prior to their appointments as Executive Directors, therefore the vesting date is 26 March 2021 and the shares will become exercisable on that same date.

Notes:

1.	The value of ordinary shares to vest shown above is based on the average share price for the three-month period ended 31 December 2020 of 2,701p.

2.	The dividend equivalent amount shown above that will become payable on vesting is the value of the dividend equivalents accrued on the proportion of the award that is due to vest.

3.

The number of shares subject to awards made to Jack Bowles and Tadeu Marroco reflect the award opportunities available to them at the time of the award, prior to being appointed as Executive Directors.

128	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

Executive Directors’ pension entitlements and accruals for the year ended 31 December 2020

	Total Defined Contribution (DC) fund value as at year-end 31 December 2020 £’000
Pension values	Defined Contribution (DC) Unapproved Unfunded Retirement Benefit Scheme (UURBS)[1]	British American Tobacco UK Pension Plan

Jack Bowles	884	351

Tadeu Marroco	636	181

Total	1,520	532

Note:

1.	The DC UURBS credit accrued over the year is increased in line with the Company’s Weighted Average Cost of Debt (WACD) over the year. For the year ended 31 December 2020, a WACD of 3.6% has been used.

Jack Bowles

The total Company contribution to the DC arrangements over the period 1 January to 31 December 2020 was £189,034. Of this, £4,171 was paid to the British American Tobacco UK Pension Plan and £184,863 was credited to the DC UURBS. These total amounts are based on a Company contribution rate of 15% of salary per annum.

Tadeu Marroco

The total Company contribution paid to the DC arrangements over the period 1 January to 31 December 2020 was £116,374. Of this, £4,171 was paid to the funded British American Tobacco UK Pension Plan and £112,203 was credited to the DC UURBS. These total amounts are based on a Company contribution rate of 15% of salary per annum.

Notes:

1.	No excess retirement benefits have been paid to or are receivable by an Executive Director or former Executive Director.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	129

Other Information Relating to Chief Executives’ Remuneration for the year Ended 31 December 2020

Chief Executives’ pay – comparative figures 2011 to 2020

Year	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

Chief Executives’ ‘single figure’ of total remuneration (£’000) Paul Adams[1] (to 28 February 2011)	5,961	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Nicandro Durante[2] (to 1 April 2019)	5,589	6,340	6,674	3,617	4,543	8,313	10,244	8,651	3,054	n/a

Jack Bowles (from 1 April 2019)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	3,512	5,067

Annual bonus (STI) paid against maximum opportunity (%) Paul Adams[1] (to 28 February 2011)	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Nicandro Durante[2] (to 1 April 2019)	100	85.0	81.3	73.2	100	100	97.2	100	50	n/a

Jack Bowles (from 1 April 2019)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	96	71.1
Long-term incentive (LTIP) paid against maximum opportunity (%)
Paul Adams[1] (to 28 February 2011)	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Nicandro Durante[2] (to 1 April 2019)	100	87.1	49.2	0.0	8.7	46.0	96.1	70.5	69.3	n/a

Jack Bowles (from 1 April 2019)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	69.9	54.2

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

Total shareholder return (TSR) performance:1 1 January 2011 to 31 December 2020

Note:

1.

Performance and pay chart: this shows the performance of a hypothetical investment of £100 in ordinary shares (as measured by the TSR for the Company) against a broad equity market index (the FTSE 100 Index) over a period of 10 financial years starting from 1 January 2011 through to 31 December 2020 based on 30-trading-day average values. A local currency basis is used for the purposes of the TSR calculation making it consistent with the approach to TSR measurement for the LTIP.

130	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

Annual change in remuneration of Directors’ and employees

The following table shows the percentage change in the Directors’ remuneration measured against a comparator group comprising the UK employee population across all UK entities (2020: 2,764 individuals; 2019: 2,980 individuals). This comparator group is considered to be the most appropriate group due to the limited number of employees employed under BAT plc contracts outside of the Director group. In addition, using a more widely-drawn group encompassing the worldwide nature of the Group’s business would also present practical difficulties in collation and a less relevant comparator, given the significant variations in employee pay across the Group, the differing economic conditions and wide variations in gross domestic product per capita.

	Year-on-year percentage change in pay

			Executive Directors			Non-Executive Directors

	Average UK-based Employee		Chief Executive[2]		Finance and Transformation Director[3]	Sue Farr		Dr Marion Helmes		Jerry Fowden[4]	Luc Jobin		Holly Koeppel		Savio Kwan		Dimitri Panayotopoulos[5]		Kieran Poynter[6]		Karen Guerra[7]	Darrell Thomas[8]

Salary/ Fees	3%		4%		(9%)	2%		2%		198%	2%		3%		2%		21%		(66%	)	n/a	n/a

Taxable Benefits[9]	1%		66%		(19%)	(100%	)	(77%	)	240%	(79%	)	(82%	)	(84%	)	(88%	)	(100%	)	n/a	n/a

Short- term Incentive	(5%	)	(11%	)	(33%)	–		–		–	–		–		–		–		–		–	–

Notes:

1.

The data for the UK-based employees comparator group are made up as follows as at 1 November 2020: (1) the weighted average base salaries; (2) the average taxable benefits per grade; and (3) the weighted average bonus result based on that population as at that date.

2.

The Chief Executive figures for salary, taxable benefits and short-term incentives for 2019 are calculated based on Nicandro Durante’s remuneration for the period 1 January to 31 March 2019 and Jack Bowles’ remuneration for the period 1 April to 31 December 2019. The increase in taxable benefits relates to security and tax equalisation payments made in the year ended 31 December 2020.

3.

The Finance and Transformation Director figures for salary, taxable benefits and short-term incentives for 2019 are calculated based on Ben Stevens’ remuneration for the period 1 January to 4 August 2019 and Tadeu Marroco’s remuneration for the period 5 August to 31 December 2019.

4.	Increase in fees for Jerry Fowden is due to the 2019 fee figure representing the period 1 September 2019 to 31 December 2019 only.

5.	From May 2020 Dimitri Panayotopoulos started receiving the Senior Independent Director fee resulting in the fee increase displayed in the table above.

6.	The decrease in fees and taxable benefits for Kieran Poynter is a result of the figures for 2020 representing the period 1 January 2020 to 30 April 2020 only.

7.	Karen Guerra was appointed as a Non-Executive Director effective 1 September 2020, therefore no percentage change in fees and taxable benefits is displayed.

8.	Darrell Thomas was appointed as a Non-Executive Director effective 7 December 2020, therefore no percentage change in fees and taxable benefits is displayed.

9.

Decrease in taxable benefits for Finance and Transformation Director is related to reduction in use of Company driver in 2020. Decreases in taxable benefits for Non-Executive Directors is reflective of the significant reduction in travel and attendance of business functions due to COVID-related restrictions.

Chief Executive Pay Ratio Disclosure

The below table reflects the Chief Executive pay ratio when compared to employees at the 25th, median and 75th percentile of the Group’s UK workforce for years 2019 and 2020. The table also includes the salary and total remuneration figures for the employees at each percentile for 2020.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio

2019[2,3]	Option A	144:1	86:1	36:1

2020[4,5]	Option A	103:1	66:1	29:1

Employees remuneration for 2020		25th percentile	Median	75th percentile

Salary		£33,905	£53,087	£91,773

Total Remuneration		£49,345	£76,702	£176,272

Notes:

1.

Option A uses the total full-time equivalent remuneration for all UK employees for the financial year ended 31 December 2020 and has been used to calculate the ratio as this is viewed to be the most robust and comprehensive means of assessment and is also reflective of shareholder preferences.

2.	Total pay and benefits for 2019 are based on the workforce as at 1 December 2019 and include the annualised income for the earnings period 1 January 2019 to 31 December 2019.

3.

Total pay and benefits for the Chief Executive for 2019 are based on the single figure calculation on page 97 of the 2019 Annual Report. The Chief Executive single figure used in the calculation is a combination of remuneration data for both Nicandro Durante and Jack Bowles, recognising the transition in the Group’s leadership which took place in 2019.

4.	Total pay and benefits are based on the workforce as at 1 November 2020 and include the annualised income for the earnings period 1 January 2020 to 31 December 2020.

5.	Total pay and benefits for the Chief Executive are based on the single figure calculation on page 124.

6.

Total pay and benefits for the workforce is calculated as far as possible on the same basis as the Chief Executive single figure calculation. This includes salary, taxable benefits, short-term incentive, long-term incentive, dividends, pension benefits and any other remuneration receivable. For the purposes of this analysis, the following has been assumed:

–	For all employees that are eligible for a car benefit, the applicable car allowance amounts have been used;

–	For all employees that participate in the global International Executive Incentive Scheme or equivalent corporate incentive scheme, incentive pay-outs are calculated based on the same metrics; and

–	For all employees that participate in the UK DC scheme, Company contributions of 15% of salary have been used.

7.

For the calculation of the total pay and benefits for employees, employees on international assignment into and out of the UK have been included; however, assignment benefits, such as housing support, education support, home leave allowance or relocation costs, have not been included as these are not consistent with the benefits included in the Chief Executive single figure calculation.

8.	For hourly paid employees who are not full time, total pay and benefits have been pro-rated based on full-time employee hours.

9.	For employees who have joined part way through the year, pro rata income has been used to provide a full year figure.

The figures above show that there has been a significant reduction in the Chief Executive pay ratio across all quartiles from 2019 to 2020.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	131

The reduction is primarily a consequence of three elements of the Chief Executive remuneration package reducing from 2019 to 2020 and these are pension, short-term incentive and long-term incentive. It should also be noted that the 2019 pay ratio was calculated based on a blended figure combining the remuneration of Nicandro Durante and Jack Bowles for their respective periods in the role.

Pension – the 2019 Chief Executive pension figure included the cost of Nicandro Durante’s defined benefit pension plan. Jack Bowles’ pension contribution is 15% of annual salary in line with the wider UK workforce.

Short-term incentive – the outcome for the 2019 short-term incentive plan was 96.1% which has reduced to 71.1% for 2020.

Long-term incentive – the outcome for the 2016 LTIP award, for which the performance period ended 31 December 2019, was 69.9% which has reduced to 54.2% for the 2018 LTIP award which completed the three year performance period on 31 December 2020. Furthermore, the figure for 2019 included income from awards made to Nicandro Durante at Chief Executive award levels. The figure for 2020 includes only income from awards made to Jack Bowles prior to his appointment to Executive Director.

The Company believes the median pay ratio for 2020 reflects the diversity of our business footprint and employee population across the UK. The Group’s remuneration policies and practices are founded on a high degree of alignment and consistency, with total remuneration at all levels providing competitive compensation that enables the attraction and retention of talent while also providing equitable differentiated remuneration based on grade, performance and experience. Further details on all-employee rewards at BAT can be found on pages 122 and 123.

4 Executive Directors’ Remuneration for the Upcoming Year

Base salary for 2021

The Remuneration Committee has determined the following salaries for the Executive Directors.

Executive Directors – salaries	Base salary from 1 Apr 2021 £	Percentage change %	Base salary from 1 Apr 2020 £

Jack Bowles	1,325,610	3%	1,287,000

Tadeu Marroco[1]	803,400	4%	772,500

Notes:

1. The 4% base salary increase for Tadeu Marroco was effective from 1 October 2020 (see page 119 for further details).

Benefits and pension

No changes have been made to the provision of benefits or pension for 2021.

Short-term incentives for 2021

STI opportunity levels for Executive Directors will be in line with those set out in our Directors’ Remuneration Policy. STI metrics and weightings are as follows:

2021 STI metrics & weightings

Group share of key markets[1]	15%

New Categories revenue[2]	20%

Adjusted profit from operations	30%

Deleveraging excluding foreign exchange	35%

Total	100%

Notes:

1. Group share of key markets will include THP performance for all major markets (markets included are Japan, South Korea, Italy, Czech Republic, Ukraine and Russia). A description of the metric can be found on page 274.

2. Further details of the metric can be found on page 277.

Further detail is included in the description of the STI measures for the year ended 31 December 2020 on page 126.

132	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

Long-term incentives for 2021

The Chief Executive and Finance and Transformation Director will be granted an LTIP award equal to a maximum of 500% of salary and 400% of salary, respectively. The performance measures and weightings for the LTIP award to be granted in 2021 will remain unchanged from those for 2020 awards. The measures and targets for 2021 LTIP awards are set out below.

LTIP measures and performance ranges					% of award vesting at maximum	% of award vesting at threshold

Relative TSR					20	3

Median performance vs. FMCG peer group to upper quartile.

The current constituents of the FMCG peer group as at the date of this report are:

Altria Group	Colgate-Palmolive	Japan Tobacco	Mondelēz International	Procter & Gamble

Anheuser-Busch InBev	Danone	Johnson & Johnson	Nestlé	Reckitt Benckiser

Campbell Soup	Diageo	Kellogg	PepsiCo	Unilever

Carlsberg	Heineken	Kimberly-Clark	Pernod Ricard

Coca-Cola	Imperial Brands	LVMH	Philip Morris International

EPS growth at current rates of exchange					20	3

5%–10% compound annual growth in adjusted diluted EPS over the performance period

EPS growth at constant rates of exchange					20	3

5%–10% compound annual growth in adjusted diluted EPS over the performance period

Adjusted revenue growth					20	3

3%–5% compound annual growth over the performance period

Adjusted operating cash flow conversion ratio					20	3

Ratio of 85%–95% over the performance period at current rates of exchange

Total					100	15

5 Chairman and Non-Executive Directors’ Remuneration for the Year Ended 31 December 2020

The following table shows a single figure of remuneration for the Chairman and Non-Executive Directors in respect of qualifying services for the year ended 31 December 2020 together with comparative figures for 2019.

	Base fee[1] £’000		Chair/Committee membership fees[1] £’000		Taxable benefits[2] £’000		Total remuneration £’000
	2020	2019	2020	2019	2020	2019	2020	2019

Chairman

Richard Burrows	714	695	–	–	77	137	791	832

Non-Executive Directors

Sue Farr	96	94	26	26	–	4	122	124

Dr Marion Helmes	96	94	26	26	3	13	125	133

Jerry Fowden	96	32	26	9	17	5	139	45

Luc Jobin[3]	96	94	26	26	16	77	138	197

Holly Keller Koeppel[4]	96	94	53	51	23	125	172	270

Savio Kwan	96	94	26	26	10	61	132	181

Karen Guerra (from 14 September 2020)	29	–	8	–	–	–	37	–

Darrell Thomas (from 7 December 2020)	–	–	–	–	–	–	–	–

Dimitri Panayotopoulos	124	94	53	52	3	24	180	170

Kieran Poynter (up to 30 April 2020)	44	94	9	64	–	1	53	159

Total	1,487	1,384	253	280	149	447	1,889	2,111

Notes:

1.	Committee memberships: are shown, together with changes during the year, in the reports of the respective committees in the Governance sections of the Directors’ Report.

2.

Benefits: the Chairman’s benefits in 2020 comprised: health insurance and ‘walk-in’ medical services £16,000 (2019: £15,000); the use of a Company driver £48,000 (2019: £81,000); home and personal security in the UK and Ireland £11,000 (2019: £14,000); and commuting flights to London £2,000 (2019: £23,000). The benefits for the other Non-Executive Directors principally comprised travel-related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or events and ‘walk-in’ medical services. The figures shown are grossed-up amounts (as appropriate) as, in line with the UK market, it is the normal practice for the Company to pay the tax that may be due on any benefits.

3.

Pension: Luc Jobin receives a pension in respect of prior service to Imasco Limited (acquired in 2000 by the Group) and Imperial Tobacco Canada Limited, a subsidiary of BAT. In 2020 this amount was CAD$151,395.00 (£86,112.85) (2019: CAD$150,228.96 (£87,450.72)).

4.

Deferred Compensation Plan for Directors of Reynolds American Inc. (DCP): as a former outside director of Reynolds American Inc. Holly Keller Koeppel participated in the DCP under which she elected to defer payment of a portion of her Reynolds American retainers and meeting attendance fees to a Reynolds American stock account. Following the acquisition of Reynolds American by BAT, amounts deferred to a stock account (Deferred Stock Units or DSUs) mirror the performance of, and receive dividend equivalents based on, BAT American Depository Shares (ADSs). The DSUs of Holly Keller Koeppel are disclosed as a note to ‘Summary of Directors’ share interests’ below. DSUs deferred under the DCP will be paid in accordance with the terms of the DCP, section 409A of the US Internal Revenue Code of 1986, as amended, and the Director’s existing deferral elections.

5.	The Non-Executive Directors’ fees structure 2020 is set out in the table overleaf.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	133

	Fees from 1 May 2020 £	Fees to 30 April 2020 £

Base fee	96,850	94,500

Senior Independent Director – supplement	41,500	37,800

Audit Committee: Chairman	40,950	39,950

Audit Committee: Member	14,100	13,750

Nominations Committee: Chairman	–	–

Nominations Committee: Member	12,500	12,200

Remuneration Committee: Chairman	40,950	39,950

Remuneration Committee: Member	14,100	13,750

Chairman and Non-Executive Directors’ fees and remuneration for the upcoming year

As described in the Annual Report on Remuneration for the year ended 31 December 2019, the Chairman’s fee was increased from £698,000 to £718,940 from 1 April 2020.

With effect from 28 April 2021, Luc Jobin’s fee as Chairman will be £670,000.

The fees for Non-Executive Directors are scheduled to be reviewed in April 2021 with any changes being effective from 1 May 2021.

6 Directors’ Share Interests
Summary of Directors’ share interests
		Outstanding scheme interests 31 Dec 2020
	Ordinary shares held at 31 Dec 2020	Unvested awards subject to performance measures and continued employment (LTIP)	Unvested awards subject to continued employment only (DSBS)	Unvested interests (Sharesave)	Total ordinary shares subject to outstanding scheme interests	Total of all interests in ordinary shares at 31 Dec 2020

Executive Directors

Jack Bowles[1,3]	217,518	443,446	91,874	–	535,320	752,838

Tadeu Marroco[2,3]	54,360	178,243	45,404	890	224,537	278,897

Chairman

Richard Burrows	19,000					19,000

Non-Executive Directors

Sue Farr	–					–

Jerry Fowden[4]	10,000					10,000

Dr Marion Helmes	4,500					4,500

Luc Jobin[4]	45,236					45,236

Holly Keller Koeppel[4,5]	8,416					8,416

Savio Kwan[3]	7,455					7,455

Dimitri Panayotopoulos	3,300					3,300

Darrell Thomas[4]	2,000					2,000

Karen Guerra	2,478					2,478

Notes:

1.	Jack Bowles: ordinary shares held include 685 held by the trustees of the BAT Share Incentive Plan (SIP).

2.	Tadeu Marroco: ordinary shares held include 1,114 held by the trustees of the SIP.

3.

Changes from 31 December 2020: (a) Jack Bowles: acquisition of 13 ordinary shares on 5 February 2021 as a result of reinvestment of dividend income under the SIP; acquisition of 69 ordinary shares on 5 February 2021 as a result of reinvestment of dividend income under the Share Plan Account (SPA); and acquisition of 437 ordinary shares on 5 February 2021 as a result of reinvestment of dividend income under the Deferred Shares Bonus Scheme (DSBS). (b) Tadeu Marroco: purchases of five ordinary shares on 8 January 2021 and five ordinary shares on 5 February 2021 under the SIP; acquisition of 21 ordinary shares on 5 February 2021 as a result of reinvestment of dividend income under the SIP; acquisition of 21 ordinary shares on 5 February 2021 as a result of reinvestment of dividend income under the SPA; and acquisition of 134 ordinary shares on 5 February 2021 as a result of reinvestment of dividend income under the DSBS. There were no changes in the interests of the Chairman and the other Non-Executive Directors.

4.

American Depositary Shares (ADSs): each of the interests in ordinary shares held by Jerry Fowden, Luc Jobin, Holly Keller Koeppel and Darrell Thomas consists of an equivalent number of BAT ADSs each of which represents one ordinary share in the Company.

5.

Deferred Stock Units (DSUs): at the date of this report Holly Keller Koeppel, being a former director of Reynolds American Inc. and a participant in the Deferred Compensation Plan for Directors of Reynolds American (DCP), holds DSUs which were granted prior to becoming a Director of BAT. Each DSU entitles the holder to receive a cash payment upon ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs increases on each dividend date by reference to the value of dividends declared on the ADSs underlying the DSUs. Ms Koeppel currently holds 25,125.91 DSUs (31 December 2020: 24,653.11 DSUs).

134	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

Executive Directors’ shareholding guidelines

Executive Directors are encouraged to build up a high level of personal shareholding to ensure a continuing alignment of interests with shareholders. The shareholding guidelines require Executive Directors to hold ordinary shares equal to the value of a percentage of salary as set out in the table below.

	No. of eligible ordinary shares held at 31 Dec 2020	Value of eligible ordinary shares held at 31 Dec 2020[1] £m	Actual percentage (%) of base salary at 31 Dec 2020	Shareholding requirements (% of base salary 31 Dec 2020)	Compliant with shareholding requirement

Jack Bowles	265,539	7.2	558.7	500%	Yes

Tadeu Marroco	77,341	2.1	260.7	400%[2]	See note 2

In accordance with the UK Corporate Governance Code 2018, the Remuneration Committee introduced from 2019 a new post-employment shareholding requirement whereby Executive Directors are required to hold shares equivalent to 100% of current shareholding requirements for two full years following the date of their departure with a sale restriction mechanism in place for this period. The Directors’ Remuneration Policy came into effect on 26 April 2019, following approval by shareholders at our AGM.

Ben Stevens is compliant with the post-employment shareholding requirement for the year ended 31 December 2020.

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

Notes:

1.	Value of ordinary shares shown above: this is based on the closing mid-market share price on 31 December 2020 of 2,708p.

2.

Tadeu Marroco was appointed as an Executive Director on 5 August 2019, prior to which the shareholding requirement for Mr Marroco was set at a lower percentage of salary with Mr Marroco being compliant with required percentage. Under the Directors’ Remuneration Policy, Executive Directors may generally sell a maximum of up to 50% of any shares vesting (after tax) under the Company’s share plans until the threshold for shareholding requirements has been met and Mr Marroco is compliant with this policy requirement. In line with the Directors’ Remuneration Policy, the shareholding requirement is equal to the value of the same multiple of salary at which LTIP awards are made to that Director, as such the shareholding requirement for Mr Marroco increased to 400% in 2020.

3.

Meeting the guidelines: if an Executive Director does not at any time, meet the requirements of the shareholding guidelines, the individual may, generally, only sell a maximum of up to 50% of any ordinary shares vesting (after tax) under the Company share plans until the threshold required under the shareholding guidelines has been met.

4.

Waiver of compliance with guidelines: this is permitted with the approval of the Remuneration Committee in circumstances where a restriction on a requested share sale could cause undue hardship. No such applications were received from the Executive Directors during 2020.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	135

Executive Directors’ outstanding scheme interests
	Plan		At 1 Jan 2020	Awarded in 2020	Lapsed in 2020	Exercised/ released in 2020	At 31 Dec 2020	Exercise price (p)	End of performance period	Date from which exercisable or shares released

Jack Bowles	LTIP	[1]	26,463	–	7,966	18,497	–	2,689.50	31 Dec 19	27 Mar 20

	LTIP	[2]	43,785	–	–	–	43,785	–	31 Dec 20	26 Mar 21

	LTIP	[3]	176,532	–	–	–	176,532	–	31 Dec 21	28 Mar 24

	LTIP	[3]	–	223,129	–	–	223,129	–	31 Dec 22	30 Mar 25

	DSBS		8,997	–	–	8,997	–	–	31 Dec 19	27 Mar 20

	DSBS		12,064	–	–	–	12,064	–	31 Dec 20	26 Mar 21

	DSBS		26,192	–	–	–	26,192	–	31 Dec 21	28 Mar 22

	DSBS		–	53,618	–	–	53,618	–	31 Dec 22	30 Mar 23

	Sharesave		–	–	–	–	–	–	–	–

	Sharesave		–	–	–	–	–	–	–	–

Tadeu Marroco	LTIP	[1]	21,109	–	6,354	14,755	–	3,003.00	31 Dec 19	27 Mar 20

	LTIP	[2]	28,248	–	–	–	28,248	–	31 Dec 20	26 Mar 21

	LTIP	[3]	36,057	–	–	–	36,057	–	31 Dec 21	28 Mar 22

	LTIP	[3]	–	113,938	–	–	113,938	–	31 Dec 22	30 Mar 25

	DSBS		7,177	–	–	7,177	–	–	31 Dec 19	27 Mar 20

	DSBS		7,783	–	–	–	7,783	–	31 Dec 20	26 Mar 21

	DSBS		13,233	–	–	–	13,233	–	31 Dec 21	28 Mar 22

	DSBS		–	24,388	–	–	24,388	–	31 Dec 22	30 Mar 23

	Sharesave		495	–	–	495	–	3,026.00	1 May 20	1 May 20

	Sharesave		266	–	–	–	266	–	1 May 21	1 May 21

	Sharesave		–	624	–	–	624	–	1 May 25	1 May 25

Notes:

1.

Details of the performance condition for the LTIP awards granted in 2017 (which vested during 2020), and of achievement against that condition in the period to 31 December 2019, were set out in the Annual Report on Remuneration for the year ended 31 December 2019.

2.	Details of the performance condition attached to 2018 LTIP awards, and of achievement against that condition in the period to 31 December 2020, are set out on page 127.

3.	Details of the performance condition attached to 2019 and 2020 LTIP awards are set out on page 136.

Further details in relation to scheme interests granted during the year ended 31 December 2020

	Plan		Ordinary shares awarded	Price per ordinary share at award[1]	Face value of award £’000	Proportion of award vesting for threshold performance (%)	Performance period	Date from which exercisable or shares released

Jack Bowles	LTIP	[2]	223,129	2,633p	5,875	15	2020-2022	30 Mar 25

	DSBS		53,618			n/a	n/a	30 Mar 23

Tadeu Marroco	LTIP	[2]	113,938	2,633p	3,000	15	2020-2022	30 Mar 25

	DSBS		24,388			n/a	n/a	30 Mar 23

Notes:

1.

The price per ordinary share is the price used to determine the number of ordinary shares subject to the awards, which is calculated as the average of the closing mid-market price of an ordinary share over the three dealing days preceding the date of grant.

2.	Details of the performance condition attached to these LTIP awards are set out below.

136	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

Further details in relation to performance conditions attaching to outstanding scheme interests

	LTIP awards granted in 2019			LTIP awards granted in 2020

	1 January 2019–31 December 2021			1 January 2020–31 December 2022

	Weighting	Threshold	Maximum	Weighting	Threshold	Maximum

Relative TSR Ranking against a peer group of international FMCG companies	20%	At median, 3% of award vests	At upper quartile, 20% of award vests	20%	At median, 3% of award vests	At upper quartile, 20% of award vests

EPS growth at current rates of exchange Compound annual growth in adjusted diluted EPS measured at current rates of exchange	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests

EPS growth at constant rates of exchange Compound annual growth in adjusted diluted EPS measured at constant rates of exchange	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests	20%	At 5% CAGR, 3% of award vests	At 10% CAGR, 20% of award vests

Adjusted revenue growth Compound annual growth measured at constant rates of exchange	20%	At 3% CAGR, 3% of award vests	At 5% CAGR, 20% of award vests	20%	At 3% CAGR, 3% of award vests	At 5% CAGR, 20% of award vests

Adjusted operating cash flow conversion ratio Measured at current rates of exchange, as a percentage of APFO	20%	At 85%, 3% of award vests	At 95%, 20% of award vests	20%	At 85%, 3% of award vests	At 95%, 20% of award vests

7 Other Disclosures

There were no payments to past Directors or for loss of office.

Relative importance of spend on pay

To illustrate the relative importance of the remuneration of the Directors in the context of the Group’s finances overall, the Remuneration Committee makes the following disclosure:

Item	2020 £m	2019 £m	% change

Remuneration of Group employees[1]	2,744	3,221	-14.8

Remuneration of Executive Directors	8	13	-38.5

Remuneration of Chairman and Non-Executive Directors	2	2	0

Total dividends[2]	4,745	4,598	3.2

Notes:

1.	Total remuneration of Group employees: this represents the total employee remuneration costs for the Group, set out on page 166 within note 3(a) in the Notes on the Accounts.

2.	Total dividends: this represents the total dividends paid in 2020. For further details please refer to page 71.

Shareholder dilution – options and awards outstanding

Satisfaction of Company share plan awards in accordance with the Investment Association’s Principles of Remuneration	New ordinary shares issued by the Company during the year ended 31 December 2020

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

–  70,859 ordinary shares issued by the Company in relation to the Sharesave Scheme;

–  a total of 936,103 Sharesave Scheme options over ordinary shares in the Company were outstanding at 31 December 2020, representing 0.04% of the Company’s issued share capital (excluding shares held in treasury); and

–  options outstanding under the Sharesave Scheme are exercisable until the end of October 2025 at option prices ranging from 2,291p to 4,056p.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	137

8 The Remuneration Committee and Shareholder Engagement

Remuneration Committee current members

Dimitri Panayotopoulos (Chairman)

Sue Farr

Karen Guerra

Dr Marion Helmes

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

–

the setting of targets applicable for the Company’s performance-based variable reward schemes and determining achievement against those targets, exercising discretion where appropriate and as provided by the applicable scheme rules and the Directors’ Remuneration Policy;

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

Remuneration Committee terms of reference

The Committee’s terms of reference align with the requirements of the UK Corporate Governance Code 2018. No changes were made to the Remuneration Committee’s terms of reference in 2020.

For the Remuneration Committee’s terms of reference see:
www.bat.com/governance

Attendance at meetings in 20201

Name	Member since	Attendance/ Eligible to attend Scheduled	Attendance/ Eligible to attend Ad Hoc

Dimitri Panayotopoulos	2015	4/4	2/2

Sue Farr	2016	4/4	2/2

Karen Guerra2(b)	2020	2/2	1/1

Marion Helmes	2019	4/4	2/2

Savio Kwan	2016	4/4	2/2

Notes:

1.	Number of meetings in 2020: the Committee held six meetings in 2020, two of which were ad hoc.

2.

Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2018 Provisions 10 and 32 and applicable NYSE listing standards; and (b) Karen Guerra became a member of the Committee on 14 September 2020 on her appointment as a Non-Executive Director.

3.

Other attendees: the Chairman, the Chief Executive, the Director, Talent, Culture and Inclusion, the Group Head of Reward and other senior management, including the Company Secretary, may be consulted and provide advice, guidance and assistance to the Remuneration Committee. They may also attend Committee meetings (or parts thereof) by invitation. Neither the Chairman, any Executive Director nor member of senior management plays any part in determining their own respective remuneration.

4.

PwC LLP: as one of the Remuneration Committee’s remuneration consultants appointed in January 2020, they attended meetings of the Remuneration Committee in 2020. As one of the founding members of the Remuneration Consultants Group (RCG), PwC LLP agrees to the RCG Code of Conduct which seeks to clarify the scope and conduct of the role of executive remuneration consultants when advising UK listed companies.

5.	Meridian: as one of the Remuneration Committee’s remuneration consultants appointed in January 2020, they attended meetings of the Remuneration Committee in 2020.

6.	Deloitte: provided general advice on remuneration up to 1 February 2020 but did not attend any meetings of the Remuneration Committee in 2020.

138	BAT Annual Report and Form 20-F 2020

Remuneration Report

Annual Statement on Remuneration

Continued

Remuneration Committee advisers during 2020

Independent external advisers	Services provided to the Remuneration Committee	Fees	Other services provided to the Company

Deloitte LLP	General advice on remuneration matters up to 1 February 2020.	2020: £9,500 2019: £76,000	Tax, corporate finance and consulting services to Group companies worldwide.

PwC LLP[1]

General advice on remuneration matters including: market trends and comparator group analysis; policy review and shareholder engagement perspectives; and independent measurement of the relative TSR performance conditions.

		2020: £126,013	Tax, corporate finance and consulting services to Group companies worldwide excluding the US.

Meridian	General advice on remuneration matters including market trends, shareholder engagement perspectives and comparator group analysis.	2020: $49,537	Consulting services to Group companies in the US.

Herbert Smith Freehills LLP	Advice in respect of share plan regulations is provided to the Company and is available to the Remuneration Committee.	Fees relate to advice given to the Company.	General corporate legal and tax advice principally in the UK.

KPMG LLP	Specified procedures to assist in the assessment of the calculations of the STI bonus and LTI outcomes and future targets.	2020: £28,000 2019: £28,000	Audit and tax services and other non-audit services.

Note:

1.

PwC LLP also provides other international services and international tax advice such as tax return services including for certain globally mobile directors. The Remuneration Committee advisory team is not involved in any other services PwC provides to the Group.

Regular work programme 2020

The Remuneration Committee:

–	reviewed the Chairman’s fee from 1 April 2020 with specific reference to the level of salary increases awarded to UK employees;

–

reviewed salaries for the Executive Directors to take effect from 1 April 2020, taking into account market positioning and the level of salary increases awarded to UK employees. The Remuneration Committee Chairman has led a programme of shareholder engagement in relation to these matters;

–	reviewed salaries for members of the Management Board and the Company Secretary from 1 April 2020, taking into account market positioning and the level of salary increases awarded to UK employees;

–	assessed the achievement against the targets for the 2019 STI award and set the STI targets for 2020;

–	reviewed updates on achievement against the performance measures, including for the six months ended 30 June 2020 for the STI 2020 and for outstanding LTIP awards;

–

assessed the achievement against the performance conditions for the vesting of the LTIP 2017 award, determined the contingent level of LTIP awards for March 2020 and reviewed the associated performance conditions;

–	reviewed the STI performance measures and targets for 2021;

–	assessed the achievement against the targets for the 2019 Share Reward Scheme and set the targets for the 2020 award;

–

reviewed the Annual Statement and the Annual Report on Remuneration for the year ended 31 December 2019 prior to its approval by the Board and subsequent proposal to shareholders at the Company’s AGM on 30 April 2020;

–

analysed the 2020 AGM voting results relating to remuneration resolutions and reviewed market trends in the context of that annual general meeting season and corporate governance developments in the UK and the US;

–	monitored the continued application of the Company’s shareholding guidelines for the Executive Directors and members of the Management Board; and

–	reviewed the Remuneration Committee’s effectiveness following the Board and Committee evaluation process, discussed further on page 104.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	139

Other activities in 2020

The Remuneration Committee:

–

approved the remuneration package in respect of the appointment of Luc Jobin as Chairman Designate from 1 March 2021 and then as Chairman from the conclusion of the Company’s 2021 AGM, with specific consideration of market positioning;

–	reviewed the terms of appointment and associated remuneration, and terms of termination of employment, in connection with Management Board changes during the year;

–

completed a detailed review of the Group’s legacy defined pension arrangements in the UK. Consultation with impacted employees in respect of proposals to close UK defined benefit arrangements to future accrual concluded in March 2020 and the Group’s legacy defined pension arrangements in the UK were closed to future accrual with effect from 30 June 2020;

–

reviewed elements of the Group’s workforce remuneration strategy and their alignment with Executive Directors’ remuneration and, more broadly, their alignment with the Group’s culture, with specific focus on pay comparator groups for Executive Directors, the Management Board and management grade employees across the Group;

–	approved changes to the methodology for calculating the share of market read for the STI volume share metrics in a limited number of markets, based on market changes and reporting capabilities; and

–	reviewed the UK gender pay report for 2019 for applicable UK Group companies prior to publication in March 2020.

Voting on Remuneration and Engagement With Shareholders

At the AGM on 30 April 2020, shareholders considered and voted on the 2019 Directors’ Remuneration Report as set out on the table below. No other resolutions in respect of Directors’ remuneration or incentives were considered at the 2020 AGM. Further information regarding shareholder engagement in relation to remuneration matters is set out in the Annual Statement on Remuneration on page 118 and in the discussion of Board engagement with shareholders on page 97.

Approval of Directors’ Remuneration Report¹

2020 AGM
Percentage for	61.94
Votes for (including discretionary)	1,081,334,586
Percentage against	38.06
Votes against	664,416,231
Total votes cast excluding votes withheld	1,745,750,817
Votes withheld³	3,859,408
Total votes cast including votes withheld	1,749,610,225

The Directors’ Remuneration Policy was approved by shareholders at the 2019 AGM. A summary of this Policy is on pages 120 to 123 of this Remuneration Report 2020.

Approval of Directors’ Remuneration Policy²

2019 AGM
Percentage for	92.63
Votes for (including discretionary)	1,641,331,721
Percentage against	7.37
Votes against	130,661,885
Total votes cast excluding votes withheld	1,771,993,606
Votes withheld³	1,820,757
Total votes cast including votes withheld	1,773,814,363

Notes:

1.	Directors’ Remuneration Report: does not include the part of the Remuneration Report containing the Remuneration Policy (see note 2 below).

2.	Directors’ Remuneration Policy: was approved by shareholders at the 2019 AGM held on 25 April 2019 and is set out in full in the 2018 Annual Report on Remuneration.

3.	Votes withheld: these are not included in the final proxy figures as they are not recognised as a vote in law.

The Directors’ Remuneration Report has been approved by the Board on 16 February 2021 and signed on its behalf by:

Dimitri Panayotopoulos

Chairman, Remuneration Committee

16 February 2021

140	BAT Annual Report and Form 20-F 2020

Governance

Responsibility

of Directors

This page is intentionally left blank

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	141

This page is intentionally left blank

142	BAT Annual Report and Form 20-F 2020

This page is intentionally left blank

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	143

This page is intentionally left blank

144	BAT Annual Report and Form 20-F 2020

This page is intentionally left blank

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	145

This page is intentionally left blank

146	BAT Annual Report and Form 20-F 2020

This page is intentionally left blank

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	147

This page is intentionally left blank

148	BAT Annual Report and Form 20-F 2020

Financial Statements

Report of Independent Registered

Public Accounting Firm

To the Shareholders and Board of Directors

British American Tobacco p.l.c.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the ”Group”) as of December 31, 2020 and 2019, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	149

Impairment analysis of goodwill and trademarks with indefinite lives arising from the 2017 acquisition of Reynolds American Inc. (Reynolds American)

As discussed in Note 8 to the consolidated financial statements, the Group, as at December 31, 2020, has goodwill and trademarks with indefinite lives of £32,719 million and £68,839 million, respectively, arising from the 2017 acquisition of Reynolds American.

We identified the evaluation of the impairment analysis of goodwill and trademarks with indefinite lives arising from the 2017 acquisition of Reynolds American as a critical audit matter. There is a high degree of auditor judgement involved in evaluating : (i) the budgeted revenue used in the analysis of the recoverability of trademarks with indefinite lives and goodwill; and (ii) any impact of the potential menthol ban on budgeted revenue or the discount rate for the Newport indefinite lived trademark and the goodwill allocated to the Reynolds American cash-generating unit.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the goodwill and other intangible assets testing process including controls related to the development of the budgeted revenue and assessment of the impact of the potential menthol ban on the assumptions listed above. In addition, we assessed the impairment analysis by:

–

analyzing Reynolds American’s budgeted revenue by examining externally derived publicly and privately available data, including, broker and analyst reports, industry reports, media reports, macro-economic assumptions, academic and scientific studies, and regulatory changes other than a potential federal menthol ban;

–	challenging the budgeted revenue by comparing the historical projections to actual results to assess the Group’s ability to accurately forecast;

–

performing sensitivity analysis on the budgeted revenue to assess its impact on the Group’s determination that the fair value of the Reynolds American goodwill and trademarks with indefinite lives exceed their carrying value; and

–

specifically for the potential menthol ban, critically assessing the Group’s assertion that this does not significantly impact the related cash flow forecast or the discount rate, by examining broker and analyst reports, industry reports, media reports, academic and scientific studies, and regulatory changes proposed in the U.S. Food and Drug Administration agenda and the U.S. government agendas.

Canadian legal proceedings

As discussed in Note 27 to the consolidated financial statements, the Group’s operating company in Canada, Imperial Tobacco Canada (“Imperial”), has received an unfavorable judgment on the smoking and health class actions certified by the Quebec Superior Court. As a result of this judgment, Imperial has filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) and has asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial in order to resolve all of the outstanding litigation across the country.

We identified the evaluation of the Canadian legal proceedings as a critical audit matter because complex and subjective auditor judgment was required in evaluating the Group’s assessment of the relevant law, historical and pending court rulings, and the Group’s ability to estimate the likelihood and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the legal exposure process including controls related to the interpretation of relevant law and related court rulings and estimation of the likelihood and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation. In addition, we assessed the Canadian legal proceedings by:

–

reading letters received directly from the Group’s external and internal legal counsel that evaluated the current status of the Canadian legal proceedings. We further inquired of internal legal counsel to evaluate their basis for conclusions in their letter; and

–

assessing relevant historical and recent judgments passed by the judicial court authorities in relation to the Canadian litigation and read the related Canadian court rulings in order to challenge Imperial’s interpretation of the Canadian legal proceedings.

We have served as the Group’s auditor since 2015.

/s/ KPMG LLP

London, United Kingdom

February 16, 2021

150	BAT Annual Report and Form 20-F 2020

Financial Statements

Group Income Statement

		For the years ended 31 December

	Notes	2020 £m	2019 £m	2018 £m

Revenue[1]	2	25,776	25,877	24,492

Raw materials and consumables used		(4,583)	(4,599)	(4,664)

Changes in inventories of finished goods and work in progress		445	162	114

Employee benefit costs	3(a),(e)	(2,744)	(3,221)	(3,005)

Depreciation, amortisation and impairment costs	3(b),(e),(f),(h)	(1,450)	(1,512)	(1,038)

Other operating income	3(e),(i)	188	163	85

Loss on reclassification from amortised cost to fair value		(3)	(3)	(3)

Other operating expenses	3(c),(d),(e),(g),(h)	(7,667)	(7,851)	(6,668)

Profit from operations	2	9,962	9,016	9,313

Net finance costs	4	(1,745)	(1,602)	(1,381)

Share of post-tax results of associates and joint ventures	2, 5	455	498	419

Profit before taxation		8,672	7,912	8,351

Taxation on ordinary activities	6	(2,108)	(2,063)	(2,141)

Profit for the year		6,564	5,849	6,210

Attributable to:

Owners of the parent		6,400	5,704	6,032

Non-controlling interests		164	145	178

		6,564	5,849	6,210

Earnings per share

Basic	7	280.0p	249.7p	264.0p

Diluted	7	278.9p	249.0p	263.2p

Note:

1.	Revenue is net of duty, excise and other taxes of £39,172 million, £39,826 million and £38,553 million for the years ended 31 December 2020, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	151

Group Statement of

Comprehensive Income

		For the years ended 31 December
	Notes	2020 £m	2019 £m	2018 £m

Profit for the year		6,564	5,849	6,210

Other comprehensive (expense)/income

Items that may be reclassified subsequently to profit or loss:		(2,997)	(3,216)	3,099

Differences on exchange		(2,597)	(2,967)	3,868

Cash flow hedges

– net fair value losses		(257)	(246)	(58)

– reclassified and reported in profit for the year		90	53	17

Net investment hedges

– net fair value (losses)/gains		(16)	21	(472)

– differences on exchange on borrowings		(163)	(18)	(236)

Associates – share of OCI, net of tax	5	(98)	(115)	(38)

Tax on items that may be reclassified	6(f)	44	56	18

Items that will not be reclassified subsequently to profit or loss:		55	(507)	115

Retirement benefit schemes

– net actuarial gains/(losses)	11	105	(582)	138

– surplus recognition	11	10	(7)	4

Associates – share of OCI, net of tax	5	(34)	7	6

Tax on items that will not be reclassified	6(f)	(26)	75	(33)

Total other comprehensive (expense)/income for the year, net of tax		(2,942)	(3,723)	3,214

Total comprehensive income for the year, net of tax		3,622	2,126	9,424

Attributable to:

Owners of the parent		3,474	2,000	9,239

Non-controlling interests		148	126	185

		3,622	2,126	9,424

The accompanying notes are an integral part of these consolidated financial statements.

152	BAT Annual Report and Form 20-F 2020

Financial Statements

Group Statement

of Changes in Equity

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2020		614	26,609	(3,555)	40,234	63,902	258	64,160

Total comprehensive (expense)/income for the year comprising:		–	–	(3,012)	6,486	3,474	148	3,622

Profit for the year		–	–	–	6,400	6,400	164	6,564

Other comprehensive (expense)/income for the year		–	–	(3,012)	86	(2,926)	(16)	(2,942)

Other changes in equity

Cash flow hedges reclassified and reported in total assets		–	–	(33)	–	(33)	–	(33)

Employee share options

– value of employee services	24	–	–	–	88	88	–	88

– proceeds from new shares issued		–	2	–	–	2	–	2

– treasury shares used for share option schemes		–	7	–	(7)	–	–	–

Dividends and other appropriations

– ordinary shares	18(e)	–	–	–	(4,747)	(4,747)	–	(4,747)

– to non-controlling interests		–	–	–	–	–	(141)	(141)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(17)	(17)	–	(17)

Other movements non-controlling interests	23	–	–	–	–	–	17	17

Other movements		–	–	–	4	4	–	4

Balance at 31 December 2020		614	26,618	(6,600)	42,041	62,673	282	62,955

The accompanying notes are an integral part of these consolidated financial statements.
		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2019		614	26,606	(333)	38,557	65,444	244	65,688

Total comprehensive (expense)/income for the year comprising:		–	–	(3,190)	5,190	2,000	126	2,126

Profit for the year		–	–	–	5,704	5,704	145	5,849

Other comprehensive expense for the year		–	–	(3,190)	(514)	(3,704)	(19)	(3,723)

Other changes in equity

Cash flow hedges reclassified and reported in total assets		–	–	(32)	–	(32)	–	(32)

Employee share options

– value of employee services	24	–	–	–	115	115	–	115

– proceeds from shares issued		–	3	–	–	3	–	3

Dividends and other appropriations

– ordinary shares	18(e)	–	–	–	(3,476)	(3,476)	–	(3,476)

– to non-controlling interests		–	–	–	–	–	(148)	(148)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(117)	(117)	–	(117)

Other movements non-controlling interests	23	–	–	–	–	–	36	36

Other movements		–	–	–	(35)	(35)	–	(35)

Balance at 31 December 2019		614	26,609	(3,555)	40,234	63,902	258	64,160

The accompanying notes are an integral part of these consolidated financial statements.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	153

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 31 December 2017		614	26,602	(3,392)	36,935	60,759	222	60,981

Accounting policy change (IFRS 9) (note 30)		–	–	(9)	(29)	(38)	–	(38)

Revised balance at 1 January 2018		614	26,602	(3,401)	36,906	60,721	222	60,943

Total comprehensive income for the year comprising:		–	–	3,090	6,149	9,239	185	9,424

Profit for the year		–	–	–	6,032	6,032	178	6,210

Other comprehensive income for the year		–	–	3,090	117	3,207	7	3,214

Other changes in equity

Cash flow hedges reclassified and reported in total assets		–	–	(22)	–	(22)	–	(22)

Employee share options

– value of employee services	24	–	–	–	121	121	–	121

– proceeds from shares issued		–	4	–	–	4	–	4

Dividends and other appropriations

– ordinary shares		–	–	–	(4,463)	(4,463)	–	(4,463)

– to non-controlling interests		–	–	–	–	–	(163)	(163)

Purchase of own shares

– held in employee share ownership trusts		–	–	–	(139)	(139)	–	(139)

Non-controlling interests – acquisitions		–	–	–	(11)	(11)	–	(11)

Other movements		–	–	–	(6)	(6)	–	(6)

Balance at 31 December 2018		614	26,606	(333)	38,557	65,444	244	65,688

The accompanying notes are an integral part of these consolidated financial statements.

154	BAT Annual Report and Form 20-F 2020

Financial Statements

Group Balance Sheet

		31 December
	Notes	2020 £m	2019 £m

Assets

Intangible assets	8	115,343	118,787

Property, plant and equipment	9	5,060	5,518

Investments in associates and joint ventures	10	1,796	1,860

Retirement benefit assets	11	714	430

Deferred tax assets	12	534	424

Trade and other receivables	13	242	248

Investments held at fair value	14	22	12

Derivative financial instruments	15	367	452

Total non-current assets		124,078	127,731

Inventories	16	5,998	6,094

Income tax receivable		79	122

Trade and other receivables	13	3,721	4,093

Investments held at fair value	14	242	123

Derivative financial instruments	15	430	313

Cash and cash equivalents	17	3,139	2,526

		13,609	13,271

Assets classified as held-for-sale		3	3

Total current assets		13,612	13,274

Total assets		137,690	141,005

Equity – capital and reserves

Share capital	18(a)	614	614

Share premium, capital redemption and merger reserves	18(b)	26,618	26,609

Other reserves	18(c)	(6,600)	(3,555)

Retained earnings	18(c)	42,041	40,234

Owners of the parent		62,673	63,902

Non-controlling interests	18(d)	282	258

Total equity		62,955	64,160

Liabilities

Borrowings	19	39,927	37,804

Retirement benefit liabilities	11	1,524	1,459

Deferred tax liabilities	12	16,314	17,050

Other provisions for liabilities	20	387	388

Trade and other payables	21	1,064	1,034

Derivative financial instruments	15	41	287

Total non-current liabilities		59,257	58,022

Borrowings	19	4,041	7,562

Income tax payable		868	683

Other provisions for liabilities	20	598	670

Trade and other payables	21	9,693	9,727

Derivative financial instruments	15	278	181

Total current liabilities		15,478	18,823

Total equity and liabilities		137,690	141,005

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

Richard Burrows

Chairman

16 February 2021

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	155

Group Cash Flow Statement

		For the years ended 31 December
	Notes	2020 £m	2019 £m	2018 £m

Profit from operations		9,962	9,016	9,313

Adjustments for

– depreciation, amortisation and impairment costs	3(b)	1,450	1,512	1,038

– increase in inventories		(144)	(371)	(192)

– decrease/(increase) in trade and other receivables		300	(699)	502

– decrease in receivables related to the charge in respect of the Quebec Class Actions	13	–	436	–

– increase/(decrease) in Master Settlement Agreement payable	3(d)	369	(124)	1,364

– (decrease)/increase in trade and other payables		(320)	730	123

– decrease in net retirement benefit liabilities		(96)	(40)	(100)

– increase/(decrease) in other provisions for liabilities		–	382	(107)

– other non-cash items		46	106	31

Cash generated from operating activities		11,567	10,948	11,972

Dividends received from associates		351	252	214

Tax paid		(2,132)	(2,204)	(1,891)

Net cash generated from operating activities		9,786	8,996	10,295

Cash flows from investing activities

Interest received		48	80	52

Purchases of property, plant and equipment		(511)	(664)	(758)

Proceeds on disposal of property, plant and equipment		44	34	38

Purchases of intangibles		(244)	(151)	(185)

Purchases of investments		(343)	(191)	(320)

Proceeds on disposals of investments		184	339	167

Investment in associates and acquisitions of other subsidiaries net of cash acquired		39	(86)	(32)

Proceeds on disposal of non-core business net of cash disposed		–	–	17

Net cash used in investing activities		(783)	(639)	(1,021)

Cash flows from financing activities

Interest paid		(1,737)	(1,601)	(1,557)

Interest element of lease liabilities		(26)	(32)	(2)

Capital element of lease liabilities		(164)	(154)	(10)

Proceeds from increases in and new borrowings		9,826	4,247	2,111

(Outflows)/inflows relating to derivative financial instruments		(283)	(564)	49

Purchases of own shares held in employee share ownership trusts		(18)	(117)	(139)

Reductions in and repayments of borrowings		(10,633)	(5,640)	(5,586)

Dividends paid to owners of the parent		(4,745)	(4,598)	(4,347)

Capital injection from/(purchases of) non-controlling interests		17	20	(11)

Dividends paid to non-controlling interests		(136)	(157)	(142)

Other		2	3	4

Net cash used in financing activities		(7,897)	(8,593)	(9,630)

Net cash flows generated from/(used in) operating, investing and financing activities		1,106	(236)	(356)

Differences on exchange		(253)	(57)	(138)

Increase/(decrease) in net cash and cash equivalents in the year		853	(293)	(494)

Net cash and cash equivalents at 1 January		2,035	2,328	2,822

Net cash and cash equivalents at 31 December	17	2,888	2,035	2,328

The accompanying notes are an integral part of these consolidated financial statements.

156	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

1 Accounting Policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (EU) (‘IFRS as adopted by the EU’). International Financial Reporting Standards as adopted by the EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments. In performing its going concern assessment, management considered forecasts and liquidity requirements within the going concern period.

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

The critical accounting judgements include:

–	the identification and quantification of adjusting items, which are separately disclosed as memorandum information, is explained below and the impact of these on the calculation of adjusted earnings per share is described in note 7;

–	the determination as to whether to recognise provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims, as well as other contingent liabilities. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 27. Judgement is necessary to assess the likelihood that a pending claim is probable (more likely than not to succeed), possible or remote;

–	the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the Group. This is assessed after taking into account the Group’s ability to appoint Directors to the entity’s Board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances. The application of these policies to Group subsidiaries in territories including Canada and Malaysia is explained in note 28; and

–	the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency, or multiple exchange rates.

The critical accounting estimates include:

–	the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles. The key assumptions used in respect of the impairment testing are the determination of cash-generating units, the budgeted and forecast cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 8;
–	the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgements made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year-end. The assumptions used by the Group and sensitivity analysis are described in note 11; and

–	the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 12, and a contingent tax asset is explained in note 6(b). Other provisions for liabilities and charges are as set out in note 20. Litigation related deposits are shown in note 13. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American Inc. (Reynolds American) is described in note 3(d).

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

These consolidated financial statements were authorised for issue by the Board of Directors on 16 February 2021.

Basis of consolidation

The consolidated financial information includes the financial statements of British American Tobacco p.l.c. and its subsidiary undertakings, collectively ‘the Group’, together with the Group’s share of the results of its associates and joint arrangements.

A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associates comprise investments in undertakings, which are not subsidiary undertakings or joint arrangements, where the Group’s interest in the equity capital is long-term and over whose operating and financial policies the Group exercises a significant influence. They are accounted for using the equity method.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	157

1 Accounting Policies Continued

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

158	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

1 Accounting Policies Continued

The Group has exposures in respect of the payment or recovery of a number of taxes. With effect from 1 January 2019, the Group adopted the requirements of IFRIC 23 Uncertainty over Income Tax Treatments which requires that, where there is uncertainty as to whether a particular tax treatment will be accepted by the relevant taxation authority, the financial statements reflect the probable outcome with estimated amounts determined based on the most likely amount or expected value, depending on which method is expected to better predict the resolution of the uncertainty. Prior to 1 January 2019, liabilities or assets for these payments or recoveries were recognised at such time as an outcome became probable and when the amount could reasonably be estimated.

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

With effect from 1 January 2021, Global software solutions will be amortised on a straight-line basis over periods not exceeding 13 years. The revision in useful economic life is a result of ongoing use of Global software solutions due to the extension of third-party supplier support. In 2021 and 2022, the estimated impact of this change in accounting estimate is a reduction in annual amortisation expense of £26 million and, in 2023, a reduction in annual amortisation expense of £12 million.

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

With effect from 1 January 2018, the Group has changed certain estimates of useful economic lives for cigarette-making machinery across the Group, harmonising depreciation rates used by the historical BAT Group and by Reynolds from 14 years and 30 years, respectively, to a standard 20-year life (5% per annum).

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

In adopting IFRS 16, the Group applied the modified retrospective approach with no restatement of prior periods, as permitted by the Standard.

The Group took advantage of certain practical expedients available under the Standard, including ‘grandfathering’ previously recognised lease arrangements such that contracts were not reassessed at the implementation date as to whether they were, or contained, a lease, and leases previously classified as finance leases under IAS 17 Leases remained capitalised on the adoption of IFRS 16. In addition, as part of the implementation, the Group has applied a single discount rate to portfolios of leases with reasonably similar characteristics, has assessed whether individual leases are onerous prior to applying the Standard, has applied hindsight in determining the lease term if the contract contains options to extend or terminate the lease, and has not applied the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

For leasing arrangements entered into after 1 January 2019, the Group has also adopted several practical expedients available under the Standard including not applying the requirements of IFRS 16 to leases of intangible assets, applying the portfolio approach where appropriate to do so, and to not apply the recognition and measurement requirements of IFRS 16 to short-term leases (leases of less than 12 months maximum duration) or leases of low-value assets. Except for property-related leases, non-lease components have not been separated from lease components.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	159

1 Accounting Policies Continued

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

With effect from 1 January 2019, the Group early adopted the phase one Amendments to IFRS 9 and IFRS 7 regarding Interest Rate Benchmark Reform. The Amendments provide an exemption for certain hedging relationships directly affected by changes in interest rate benchmarks where the reform gives rise to uncertainties regarding the interest rate designated as a hedged risk, or the timing or amount of interest rate cashflows of either the hedged item or of the hedging instrument, such that without the exemption the relationship might not qualify for hedge accounting. In addition, with effect from 1 January 2020, the Group has early adopted the phase two Amendments which provide a practical expedient for financial assets and financial liabilities that are modified, or have existing contractual terms activated that change the basis for determining the contractual cash flows, as a result of Interest Rate Benchmark Reform, such that the change to the contractual cash flows is applied prospectively by revising the effective interest rate. The impact on the Group’s profit or equity from these amendments was not material.

160	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

1 Accounting Policies Continued

Non-derivative financial assets are classified on initial recognition in accordance with the Group’s business model as investments, loans and receivables, or cash and cash equivalents and accounted for as follows:

–	Investments: these are non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents. Dividend and interest income on these investments are included within finance income when the Group’s right to receive payments is established. This category includes financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income.

–	Loans and other receivables: these are non-derivative financial assets with fixed or determinable payments that are solely payments of principal and interest on the principal amount outstanding, that are primarily held in order to collect contractual cash flows. These balances include trade and other receivables and are measured at amortised cost, using the effective interest rate method, and stated net of allowances for credit losses. In addition, as explained in note 13, certain litigation related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity as a result of past events. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

–	Cash and cash equivalents: cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments including investments in certain money market funds. Cash equivalents normally comprise instruments with maturities of three months or less at their date of acquisition. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities section on the balance sheet.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	161

1 Accounting Policies Continued

Dividends

With effect from 1 January 2018, the Company has moved to four interim quarterly dividend payments, and, as referred to in note 18 (e), from 2019 the Company and Group recognise the interim dividend in the period in which it is paid.

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

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares which are not cancelled, or shares purchased for the employee share ownership trusts, are classified as treasury shares and presented as a deduction from total equity.

Future changes to accounting policies

Certain changes to IFRS will be applicable to the Group financial statements in future years, but are not expected to have a material effect on reported profit or equity or on the disclosures in the financial statements.

162	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

2 Segmental Analyses

The chief operating decision maker, the Management Board, reviews adjusted profit from operations at constant currencies to evaluate segment performance and allocate resources to the overall business. The Management Board also reviews at constant currencies external adjusted revenues, which are included within adjusted profit from operations. The results of New Categories (comprising Tobacco Heating Products, Vapour products and Modern Oral products) are reported to the Management Board as part of the results of each geographic region. However, additional information has been provided based on product category. Interest income, interest expense and taxation are centrally managed and accordingly such items are not presented by segment as they are excluded from the measure of segment profitability.

The four geographic regions are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the Management Board for assessing performance and allocating resources. Transactions between Group subsidiaries are conducted on arm’s length terms in accordance with appropriate transfer pricing rules and Organisation for Economic Cooperation & Development (OECD) principles. The Management Board reviews current and prior year adjusted segmental revenue, adjusted profit from operations of subsidiaries and joint operations, and adjusted post-tax results of associates and joint ventures at constant rates of exchange. The constant rate comparison provided for reporting segment information is based on a retranslation, at prior year exchange rates, of the current year results of the Group, including intercompany royalties payable in foreign currency to UK entities. However, the Group does not adjust for the normal transactional gains and losses in operations which are generated by movements in exchange rates.

In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or RAI and its subsidiaries (collectively, the ‘Reynolds Group’)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the Reynolds Group), it is provided as an explanation of the US business’s or RAI’s (and/or the Reynolds Group’s) primary US GAAP based financial statements and information.

The following table shows 2020 revenue and adjusted revenue at current rates, and 2020 revenue translated using 2019 rates of exchange. The 2019 figures are stated at the 2019 rates of exchange.

	2020					2019

	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

United States	11,536	(63)	11,473	–	11,473	10,373	–	10,373

APME	4,644	(107)	4,537	–	4,537	5,153	–	5,153

AMSSA	4,321	(549)	3,772	–	3,772	4,261	–	4,261

ENA	6,169	(175)	5,994	–	5,994	6,040	50	6,090

Revenue	26,670	(894)	25,776	–	25,776	25,827	50	25,877

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short-term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin. From 2020 onwards, such arrangements have been discontinued or are immaterial such that no adjustments have been made in 2020.

In 2020, the translation exchange in AMSSA was driven by the depreciation of key currencies against the pound sterling including the

Brazilian real.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	163

2 Segmental Analyses Continued

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

The following table shows 2020 profit from operations and adjusted profit from operations at current rates, and 2020 adjusted profit from operations translated using 2019 rates of exchange. The 2019 figures are stated at the 2019 rates of exchange.

	2020					2019
	Adjusted segment result Constant rates £m *	Translation exchange £m	Adjusted segment result Current rates £m *	Adjusting items £m *	Segment result Current rates £m	Adjusted segment result £m *	Adjusting items £m *	Segment result £m

United States	5,816	(32)	5,784	(809)	4,975	5,036	(626)	4,410

APME	1,909	(56)	1,853	(381)	1,472	2,059	(306)	1,753

AMSSA	1,796	(178)	1,618	(65)	1,553	1,842	(638)	1,204

ENA	2,140	(30)	2,110	(148)	1,962	2,193	(544)	1,649

Profit from operations	11,661	(296)	11,365	(1,403)	9,962	11,130	(2,114)	9,016

Net finance costs	(1,612)	20	(1,592)	(153)	(1,745)	(1,522)	(80)	(1,602)

APME	465	(26)	439	13	452	470	25	495

ENA	3	–	3	–	3	3	–	3

Share of post-tax results of associates and joint ventures	468	(26)	442	13	455	473	25	498

Profit/(loss) before taxation	10,517	(302)	10,215	(1,543)	8,672	10,081	(2,169)	7,912

Taxation (charge)/credit on ordinary activities	(2,493)	63	(2,430)	322	(2,108)	(2,501)	438	(2,063)

Profit for the year					6,564			5,849

*

The adjustments to profit from operations, net finance costs, the Group’s share of the post-tax results of associates and joint ventures and taxation are explained in notes 3(e) to 3(h), note 4(b), note 5(a), and note 6(b), 6(d) and 6(e), respectively.

164	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

2 Segmental Analyses Continued

The following table shows 2019 profit from operations and adjusted profit from operations at current rates, and 2019 adjusted profit from operations translated using 2018 rates of exchange. The 2018 figures are stated at the 2018 rates of exchange.

	2019					2018

	Adjusted segment result Constant rates £m *	Translation exchange £m	Adjusted segment result Current rates £m *	Adjusting items £m *	Segment result Current rates £m	Adjusted segment result £m *	Adjusting items £m *	Segment result £m

United States	4,798	238	5,036	(626)	4,410	4,511	(505)	4,006

APME	2,102	(43)	2,059	(306)	1,753	1,948	(90)	1,858

AMSSA	1,912	(70)	1,842	(638)	1,204	1,738	(194)	1,544

ENA	2,220	(27)	2,193	(544)	1,649	2,150	(245)	1,905

Profit from operations	11,032	98	11,130	(2,114)	9,016	10,347	(1,034)	9,313

Net finance costs	(1,466)	(56)	(1,522)	(80)	(1,602)	(1,385)	4	(1,381)

APME	463	7	470	25	495	384	32	416

ENA	3	–	3	–	3	3	–	3

Share of post-tax results of associates and joint ventures	466	7	473	25	498	387	32	419

Profit/(loss) before taxation	10,032	49	10,081	(2,169)	7,912	9,349	(998)	8,351

Taxation (charge)/credit on ordinary activities	(2,498)	(3)	(2,501)	438	(2,063)	(2,364)	223	(2,141)

Profit for the year					5,849			6,210

*

The adjustments to profit from operations, net finance costs, the Group’s share of the post-tax results of associates and joint ventures and taxation are explained in notes 3(e) to 3(h), note 4(b), note 5(a), and note 6(b), 6(d) and 6(e), respectively.

Adjusted profit from operations at constant rates of £11,661 million (2019: £11,032 million; 2018: £10,924 million) excludes certain depreciation, amortisation and impairment charges as explained in notes 3(e), 3(f) and 3(h). These are excluded from segmental profit from operations at constant rates as follows:

	2020					2019

	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

United States	205	(1)	204	272	476	258	391	649

APME	170	(3)	167	274	441	163	182	345

AMSSA	137	(16)	121	34	155	137	35	172

ENA	266	(7)	259	119	378	216	130	346

	778	(27)	751	699	1,450	774	738	1,512

	2019					2018

	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates impairment £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

United States	249	9	258	391	649	154	289	443

APME	162	1	163	182	345	105	22	127

AMSSA	140	(3)	137	35	172	101	115	216

ENA	218	(2)	216	130	346	143	109	252

	769	5	774	738	1,512	503	535	1,038

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	165

2 Segmental Analyses Continued

Additional information by product category

Although the Group’s operations are managed on a Regional basis, additional information for revenue is provided based on product category as follows:

	2020					2019

	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

Combustibles	23,594	(842)	22,752	–	22,752	22,951	50	23,001

New Categories	1,449	(6)	1,443	–	1,443	1,255	–	1,255

Vapour	615	(4)	611	–	611	401	–	401

THP	636	(2)	634	–	634	728	–	728

Modern Oral	198	–	198	–	198	126	–	126

Traditional Oral	1,165	(5)	1,160	–	1,160	1,081	–	1,081

Other	462	(41)	421	–	421	540	–	540

Revenue	26,670	(894)	25,776	–	25,776	25,827	50	25,877

	2019					2018

	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

Combustibles	22,892	59	22,951	50	23,001	21,892	180	22,072

New Categories	1,214	41	1,255	–	1,255	917	–	917

Vapour	392	9	401	–	401	318	–	318

THP	693	35	728	–	728	565	–	565

Modern Oral	129	(3)	126	–	126	34	–	34

Traditional Oral	1,036	45	1,081	–	1,081	941	–	941

Other	541	(1)	540	–	540	562	–	562

Revenue	25,683	144	25,827	50	25,877	24,312	180	24,492

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group

Revenue is based on location of sale	2020 £m	2019 £m	2018 £m	2020 £m	2019 £m	2018 £m	2020 £m	2019 £m	2018 £m

External revenue	188	178	184	25,588	25,699	24,308	25,776	25,877	24,492

	United Kingdom		All foreign countries		Group

	2020 £m	2019 £m	2020 £m	2019 £m	2020 £m	2019 £m

Intangible assets	487	492	114,856	118,295	115,343	118,787

Property, plant and equipment	344	333	4,716	5,185	5,060	5,518

Investments in associates and joint ventures	8	8	1,788	1,852	1,796	1,860

The consolidated results of the Reynolds Group operating in the United States met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments. Revenue arising from the operations of the Reynolds Group, inclusive of the sales made to fellow Group companies, in 2020, 2019 and 2018 was £11,481 million, £10,417 million and £9,506 million, respectively. The majority of sales are to customers based in the US. Non-current assets attributable to the operations of the Reynolds Group were £105,549 million (2019: £109,186 million).

The main acquisitions comprising the goodwill balance of £43,319 million (2019: £44,316 million), included in intangible assets, are provided in note 8. Included in investments in associates and joint ventures are amounts of £1,724 million (2019: £1,794 million) attributable to the investment in ITC Ltd. Further information is provided in notes 5 and 10.

166	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

3 Profit From Operations

Enumerated below are movements in costs that have impacted profit from operations in 2020, 2019 and 2018. These include changes in our underlying business performance, as well as the impact of adjusting items, as defined in note 1, in profit from operations (note 3(e) to 3(h)).

(a) Employee benefit costs

	2020 £m	2019 £m	2018 £m

Wages and salaries	2,277	2,651	2,463

Social security costs	194	223	207

Other pension and retirement benefit costs (note 11)	182	227	212

Share-based payments – equity and cash-settled (note 24)	91	120	123

	2,744	3,221	3,005

(b) Depreciation, amortisation and impairment costs

		2020 £m	2019 £m	2018 £m

Intangibles	– amortisation and impairment of trademarks and similar intangibles	360	508	377

	– amortisation and impairment of computer software	129	108	111

	– impairment of goodwill (note 3(h))	209	194	–

Property, plant and equipment – depreciation and impairment		752	702	550

		1,450	1,512	1,038

Intangibles – amortisation and impairment

The acquisition of businesses has resulted in the capitalisation of certain trademarks and similar intangibles. The amortisation and impairment of these acquired trademarks and similar intangibles are charged to the income statement as adjusting, as explained in note 3(f).

Property, plant and equipment – depreciation and impairment

Gains and losses recognised on disposal of property, plant and equipment are included within depreciation and impairment of property, plant and equipment.

Additionally, impairment costs resulting from obsolete machines in relation to downsizing and factory rationalisation as mentioned in note 3(e) are reported as part of depreciation and impairment of property, plant and equipment.

In 2018, the Group recognised an impairment charge of £110 million in respect of the operations in Venezuela mentioned in note 3(h).

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	167

3 Profit From Operations Continued

(c) Other operating expenses include:

	2020 £m	2019 £m	2018 £m

Research and development expenses (excluding employee benefit costs and depreciation)	121	126	105

Exchange differences	(29)	22	(15)

Hedge ineffectiveness within operating profit	(3)	(5)	(8)

Expense relating to short-term leases	10	16	–

Expenses relating to leases of low-value assets	1	1	–

Gains arising from sale and leaseback transactions	(1)	–	–

Rent of plant and equipment (operating leases) – minimum lease payments	–	–	61

Rent of property (operating leases) – minimum lease payments	–	–	110

Auditor’s remuneration

Total expense for audit services pursuant to legislation:

– fees to KPMG LLP for Parent Company and Group audit	8.7	6.8	6.3

– fees to KPMG LLP firms and associates for local statutory and Group reporting audits	9.9	9.0	8.8

Total audit fees expense – KPMG LLP firms and associates	18.6	15.8	15.1

Audit fees expense to other firms	0.2	0.1	0.2

Total audit fees expense	18.8	15.9	15.3

Fees to KPMG LLP firms and associates for other services:

– audit-related assurance services	8.5	8.5	9.4

– other assurance services	0.5	0.5	0.3

– tax advisory services	–	–	–

– tax compliance	–	–	–

– audit of defined benefit schemes of the Company	0.5	0.4	0.4

– other non-audit services	–	–	–

	9.5	9.4	10.1

The total auditor’s remuneration to KPMG firms and associates included above are £28.1 million (2019: £25.2 million; 2018: £25.2 million).

Under SEC regulations, the remuneration to KPMG firms and associates of £28.1 million in 2020 (2019: £25.1 million; 2018: £25.2 million) is required to be presented as follows: audit fees £27.5 million (2019: £24.7 million; 2018: £24.7 million), audit-related fees £0.5 million (2019: £0.4 million; 2018: £0.4 million), tax fees £nil million (2019: £nil million; 2018: £nil million) and all other fees £0.1 million (2019: £0.1 million; 2018: £0.1 million). Audit related fees are in respect of services provided to associated pension schemes. All other fees are in respect of other assurance services provided over information derived from the financial information systems subject to audit or over the controls over those systems.

168	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

3 Profit From Operations Continued

Total research and development costs including employee benefit costs and depreciation are £307 million (2019: £376 million; 2018: £258 million). Included in the 2019 research and development costs is £65 million of costs primarily related to packages in respect of employee benefit reductions as part of the Group’s 2019 restructuring initiative (Quantum), as discussed in note 3(e).

(d) Master Settlement Agreement

In 1998, the major US cigarette manufacturers (including the R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of the Reynolds Group) entered into the Master Settlement Agreement (MSA) with attorneys general representing most US states and territories. The MSA imposes a perpetual stream of future payment obligations on the major US cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year).

During 2012, R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under the MSA and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the companies’ MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company has received US$170 million in credits, which has been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014 and included a method to determine future adjustments from 2015 forward. R.J. Reynolds Tobacco Company has received US$285 million in credits, which was applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also, in 2018, one additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. In the first quarter of 2020, certain conditions set forth in the 2017 and 2018 agreements were met for those 10 states. In addition, in August 2020, 24 states, the District of Columbia and Puerto Rico agreed to settle NPM disputes related to claims for the period 2018-2022. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). Reynolds Group’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2020 amounted to US$3,572 million (2019: US$2,762 million; 2018: US$2,741 million) in respect of settlement expenses and US$2,848 million (2019: US$2,918 million; 2018: US$917 million) in respect of settlement cash payments. In 2020, R.J. Reynolds Tobacco Company recognised additional expenses, included above, under the state settlement agreements in the states of Mississippi, Florida, Texas and Minnesota. R.J. Reynolds Tobacco Company recognised US$241 million of expense for payment obligations to the State of Florida for the ITG Brands, LLC acquired brands from the date of divestiture, June 12, 2015, as a result of an unfavourable judgment. In addition, R.J. Reynolds Tobacco Company recognised US$264 million related to the resolution of claims against it in the States of Texas, Minnesota and Mississippi for payment obligations to those states for the ITG Brands, LLC acquired brands from the date of divestiture. Finally, R.J. Reynolds Tobacco Company settled certain related claims with Phillip Morris USA under the state settlement agreements in the states of Mississippi, Texas and Minnesota for US$8 million. Additional information related to the resolution of these claims is included in note 27.

(e) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include a review of the Group’s manufacturing operations, and the costs associated with Quantum, being a review of the Group’s organisational structure announced in 2019 to simplify the business and create a more efficient, agile and focused company.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	169

3 Profit From Operations Continued

The costs of the Group’s initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2020 £m	2019 £m	2018 £m

Employee benefit costs	91	364	176

Depreciation, amortisation and impairment costs	151	63	48

Other operating expenses	166	145	145

Other operating income	–	(7)	(6)

	408	565	363

The adjusting charge in 2020 relates to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model, mainly in relation to Quantum. This includes the cost of packages in respect of permanent headcount reduction and permanent employee benefit reductions in the Group. The costs also cover the downsizing and factory rationalisation activities in the Netherlands, Hungary, Russia and APME.

Also, in 2020, as a consequence of a reduction in volumes due to the significant increase in excise in Indonesia, the Group has announced a restructuring programme which includes the partial closure of the factory operations in Indonesia. As a result of this decision, a £69 million impairment has been recognised in respect of machinery. This impairment charge relates to some of the machinery in use as well machinery held for future use which, following the significant recent changes in consumer preferences, is not expected to be brought in to manufacturing in the future.

The adjusting charge in 2019 relates to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model, mainly in relation to Quantum. This includes the cost of packages in respect of permanent headcount reduction and permanent employee benefit reductions in the Group. The costs also cover the downsizing and factory rationalisation activities in Germany, Russia and APME. Included in other operating income are amounts related to cash and reversal of deferred consideration associated with the acquisition of TDR d.o.o. (TDR) (note 23).

Restructuring and integration costs in 2018 include integration costs associated with the acquisition of Reynolds American and ongoing costs of implementing the revisions to the Group’s operating model. This includes the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover downsizing activities in Russia, Germany and APME. Included in other operating income are gains from the sale of land and buildings in the Netherlands.

(f) Amortisation and impairment of trademarks and similar intangibles

Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles, including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £339 million (2019: £481 million; 2018: £377 million) is charged as adjusting and included in depreciation, amortisation and impairment costs in the income statement. In 2019, the Group incurred an impairment charge of £129 million, which included the partial impairment of the Kodiak brand, as explained in note 8(c).

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

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by a US District Judge in August 2017. The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (‘PRPs’) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree to bring an end to all litigation concerning the Fox River clean-up. This Consent Decree was approved by the District Court of the Eastern District of Wisconsin on 14 March 2019 and concludes all existing litigation on the Fox River.

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

170	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

3 Profit From Operations Continued

The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. In June 2018, the Court of Appeal heard arguments in the Sequana Claims Appeal (as defined in note 27). On 6 February 2019, the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay the above mentioned dividend. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the ‘Sauvegarde’), exiting the Sauvegarde in June 2017. On 7 March 2019, Sequana announced that it was unable to pay its debts and that it had applied to convert the Sauvegarde into ‘redressement judiciaire’, a form of insolvent receivership. On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (‘liquidation judiciaire’). No payments have been received.

The provision is £70 million at 31 December 2020 (2019: £73 million). Based on the Funding Agreement, £3 million has been paid in 2020, which includes legal costs of £1 million (2019: £35 million, including legal costs of £3 million; 2018: £30 million, including legal costs of £5 million).

(h) Other adjusting items

Included within ‘other operating expenses’

In 2020, the Group incurred £447 million (2019: £874 million; 2018: £294 million) of other adjusting items which have been adjusted within ‘other operating expenses’.

The charge in 2020 primarily includes £487 million (2019: £236 million; 2018: £178 million) of litigation costs. In 2020, this was largely in respect of charges following the development in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Minnesota and Mississippi for brands previously sold to a third party. The Group recognised a charge of £188 million in the period for a final judgment of a case in the Florida court. The Group continues to pursue indemnification remedies in a Delaware court for payments made to Florida as a result of this judgment, as explained in note 27. During 2020, the Group also recognised a provision of £212 million related to the settlement discussions with other manufacturers and the states of Texas, Minnesota and Mississippi for payment obligations related to these brands in prior years. In 2020, the charge also includes £87 million predominantly related to other litigation costs including Engle progeny litigation.

Also included in 2020, is a credit of £40 million recognised in relation to the prior year charge associated with the excise dispute in Russia, of which, £14 million is offset in the adjusting items included in taxation (note 6(d)).

In August 2019, the Russian tax authority issued a final audit report to JSC British American Tobacco-SPb (BAT SpB) related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The Final audit report sought to retrospectively apply the legislation to the years 2015 to 2017. BAT SpB submitted an appeal to the Federal Tax Services (FTS) objecting to the findings. The FTS accepted some of BAT SpB’s arguments and, on 27 January 2020, a final claim was issued by the FTS. As a consequence, the Group recognised a charge of £202 million included in other adjusting items in 2019. The Group also recognised an interest charge of £50 million (note 4(b)).

Also, in 2019, a charge of £436 million was incurred in respect of the Quebec class actions as explained in note 27.

Included within ‘depreciation, amortisation and impairment’

During 2020, the Group impaired the goodwill arising from Malaysia amounting to £197 million, goodwill arising from the acquisition of Twisp of £11 million and goodwill arising from the acquisition of Blue Nile of £1 million, as explained in note 8(e).

During 2019, the Group impaired the goodwill arising from the Bentoel acquisition, amounting to £172 million, goodwill arising from the VapeWild acquisition of £12 million and goodwill arising from the Highendsmoke acquisition of £10 million as explained in note 8(e).

In 2018, the European Securities and Markets Authority (ESMA) recognised the specific issues related to Venezuela and proposed that companies with exposure to Venezuela use an ‘estimated’ exchange rate rather than the official exchange rate, as otherwise required under IAS 21. Accordingly, the Group has used an exchange rate calculated with reference to the estimated inflation since the latest dividend payment in 2010. In addition, the net assets of the Group’s Venezuelan operations are subject to accounting adjustments IAS 29 Financial Reporting in Hyperinflationary Economies, as they are revalued, for accounting purposes, from their acquisition date to the balance sheet date. However, management believes that such a revaluation is not reflective of the recoverable value of those assets and have incurred an impairment charge of £110 million. This charge has been treated as an adjusting item as it does not reflect the underlying performance of the Group. The Group has also recognised a monetary gain due to hyperinflation accounting under IAS 29 of £45 million within net finance costs (note 4(b)).

(i) Other operating income

Other operating income comprises income that is associated with the Group’s normal activities, but which falls outside the definition of turnover and includes one-off capital profits on property sales and one-off disposals of fixed assets.

As explained in note 27, the Group recognised £58 million (2019: £86 million; 2018: £nil) in respect of a tax case in Brazil. In 2019 and 2018, as discussed in note 3(e) above, certain items of operating income have been incurred as part of the Group’s restructuring and integration activities.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	171

4 Net Finance Costs

(a) Net finance costs/(income)

	2020 £m	2019 £m	2018 £m

Interest expense	1,605	1,676	1,592

Interest expense on lease liabilities	26	32	1

Facility fees	23	10	13

Interest and fair value related to early repurchase of bonds (note 4(b))	142	–	–

Interest related to adjusting tax payables (note 4(b))	11	80	41

Venezuela hyperinflation (note 4(b))	–	–	(45)

Fair value changes on derivative financial instruments and hedged items	(217)	367	(154)

Exchange differences	205	(479)	1

Finance costs	1,795	1,686	1,449

Interest under the effective interest method	(50)	(84)	(68)

Finance income	(50)	(84)	(68)

Net finance costs	1,745	1,602	1,381

The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 4(b). The derivatives that generate the fair value changes are explained in note 15.

Facility fees principally relate to the Group’s central banking facilities.

In October 2020, the Group completed a tender offer to repurchase sterling-equivalent £2,653 million of bonds, including £24 million of accrued interest. Following this, in November 2020, the Group also completed a ‘make-whole’ bond redemption exercise of sterling-equivalent £462 million of bonds, including £6 million of accrued interest. Further details on the tender offer and ‘make-whole’ redemption exercise are provided in note 22. Other costs directly associated with the early repurchase of bonds, including the premium paid, have been treated as adjusting items, as detailed in note 4(b).

(b) Adjusting items included in net finance costs

Adjusting items are significant items in net finance costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

In 2020, the Group incurred additional interest costs of £157 million and fair value gains of £15 million in relation to the early repurchase of bonds.

In addition, the Group recognised interest on adjusting tax payables of £11 million (2019: £80 million; 2018: £41 million), which included interest of £21 million (2019: £28 million; 2018: £25 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO) (note 6(b)) and a net credit of £10 million (2019: charge of £50 million, 2018: charge of £12 million) in respect of the excise dispute (note 3(h)) and withholding tax in Russia.

In 2018, the Group recognised a monetary gain of £45 million related to the application of hyperinflationary accounting in Venezuela (note 3(h)).

172	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

5 Associates and Joint Ventures

	2020		2019		2018
	Total £m	Group’s share £m	Total £m	Group’s share £m	Total £m	Group’s share £m

Revenue	7,001	1,983	7,581	2,158	7,235	2,058

Profit from operations	2,006	591	2,386	704	2,128	630

Net finance costs	(6)	(2)	(7)	(2)	(8)	(3)

Profit on ordinary activities before taxation	2,000	589	2,379	702	2,120	627

Taxation on ordinary activities	(421)	(125)	(666)	(196)	(678)	(201)

Profit on ordinary activities after taxation	1,579	464	1,713	506	1,442	426

Non-controlling interests	(30)	(9)	(27)	(8)	(24)	(7)

Post-tax results of associates and joint ventures	1,549	455	1,686	498	1,418	419

Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2020, 2019 and 2018.

(a) Adjusting items

In 2020, the Group’s interest in ITC Ltd. (ITC) decreased from 29.46% to 29.42% (2019: 29.57% to 29.46%; 2018: 29.71% to 29.57%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £17 million (2019: £25 million; 2018: £22 million), which is treated as a deemed partial disposal and included in the income statement.

In 2020, ITC recognised a charge in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire, the Group’s share of which was £4 million.

In 2018, ITC also recognised an adjusting gain in respect of the release of certain provisions related to a tax claim, the Group’s share of which was £10 million.

(b) Other financial information

The Group’s share of the results of associates and joint ventures is shown in the table below.

	2020	2019	2018
	Group’s share £m	Group’s share £m	Group’s share £m

Profit on ordinary activities after taxation

– attributable to owners of the Parent	455	498	419

Other comprehensive income:

Items that may be reclassified to profit & loss	(98)	(115)	(38)

Items that will not be reclassified to profit & loss	(34)	7	6

Total comprehensive income	323	390	387

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	173

5 Associates and Joint Ventures Continued

Summarised financial information of the Group’s associates and joint ventures is shown below.

	2020

	ITC £m	Others £m	Total £m

Revenue	4,892	2,109	7,001

Profit on ordinary activities before taxation	1,930	70	2,000

Post-tax results of associates and joint ventures	1,495	54	1,549

Other comprehensive income	(450)	–	(450)

Total comprehensive income	1,045	54	1,099

	2019

	ITC £m	Others £m	Total £m

Revenue	5,556	2,025	7,581

Profit on ordinary activities before taxation	2,322	57	2,379

Post-tax results of associates and joint ventures	1,646	40	1,686

Other comprehensive income	(365)	–	(365)

Total comprehensive income	1,281	40	1,321

	2018

	ITC £m	Others £m	Total £m

Revenue	5,072	2,163	7,235

Profit on ordinary activities before taxation	2,059	61	2,120

Post-tax results of associates and joint ventures	1,373	45	1,418

Other comprehensive income	(110)	–	(110)

Total comprehensive income	1,263	45	1,308

174	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

6 Taxation on Ordinary Activities

(a) Summary of taxation on ordinary activities

	2020 £m	2019 £m	2018 £m

UK corporation tax	38	8	60

Comprising:

– current year tax expense	38	41	66

– adjustments in respect of prior periods	–	(33)	(6)

Overseas tax	2,387	2,047	2,455

Comprising:

– current year tax expense	2,369	2,074	2,460

– adjustments in respect of prior periods	18	(27)	(5)

Total current tax	2,425	2,055	2,515

Deferred tax	(317)	8	(374)

Comprising:

– deferred tax relating to origination and reversal of temporary differences	(184)	55	(304)

– deferred tax relating to changes in tax rates	(133)	(47)	(70)

	2,108	2,063	2,141

(b) Franked Investment Income Group Litigation Order

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There are 23 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The Supreme Court gave permission for a number of issues to be appealed in two separate hearings. The first, in February 2020, concerned the time limit for bringing claims. HMRC sought to challenge existing case law. In November 2020 the Supreme Court handed down its judgment. The Supreme Court agreed to partially overturn existing case law but introduced a new test for determining whether claims of this type are in time. The case has been remitted to the High Court to apply that new test to the facts. The second hearing was heard in December 2020 and concerned issues relating to the type of claims BAT is entitled to bring. Judgment following the second December hearing is expected in 2021. In July 2018, the Supreme Court handed down its judgment in the Prudential Assurance Company Ltd case, which is closely related to the FII GLO. Applying the Prudential judgment reduces the value of the FII claim to approximately £0.6 billion, mainly as the result of the application of simple interest.

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

The net £0.9 billion held by the Group is higher than the current value of the claim referred to above. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held as deferred income as disclosed in note 21. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £21 million for the 12 months to 31 December 2020 (2019: £28 million; 2018: £25 million) accruing on the balance, which was also treated as an adjusting item.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	175

6 Taxation on Ordinary Activities Continued

(c) Factors affecting the taxation charge

The taxation charge differs from the standard 19% (2019: 19%; 2018: 19%) rate of corporation tax in the UK. The major causes of this difference are listed below:

	2020		2019		2018

	£m	%	£m	%	£m	%

Profit before tax	8,672		7,912		8,351

Less: share of post-tax results of associates and joint ventures (see note 5)	(455)		(498)		(419)

	8,217		7,414		7,932

Tax at 19% (2019 and 2018: 19%) on the above	1,561	19.0	1,409	19.0	1,507	19.0

Factors affecting the tax rate:

Tax at standard rates other than UK corporation tax rate	368	4.5	353	4.8	384	4.8

Other national tax charges	142	1.7	147	2.0	204	2.6

Permanent differences	20	0.3	122	1.6	7	0.1

Overseas withholding taxes	155	1.9	106	1.4	155	1.9

Double taxation relief on UK profits	(22)	(0.3)	(29)	(0.4)	(35)	(0.4)

Unutilised/utilised tax losses	5	0.1	16	0.2	5	0.1

Adjustments in respect of prior periods	18	0.2	(60)	(0.8)	(11)	(0.1)

Deferred tax relating to changes in tax rates	(133)	(1.6)	(47)	(0.6)	(70)	(0.9)

Additional net deferred tax (credits)/charges	(6)	(0.1)	46	0.6	(5)	(0.1)

	2,108	25.7	2,063	27.8	2,141	27.0

(d) Adjusting items included in taxation

In 2020, adjusting items in taxation included a net credit of £35 million mainly relating to the release of a provision regarding the application of overseas withholding tax, the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in US state tax rates and the excise dispute in Russia (note 3(h)).

In 2019, adjusting items in taxation total a credit of £65 million relating primarily to changes in US state tax rates, relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017.

In 2018, adjusting items in taxation relate to a £79 million credit due to changes in US state tax rates in the period, relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017, and a £55 million charge related to retrospective guidance issued by a tax authority in the ENA region regarding the application of withholding tax (WHT) between 2015 and 2017.

(e) Tax on adjusting items

In addition, the tax on adjusting items, separated between the different categories, as per note 7, amounted to £287 million (2019: £373 million; 2018: £199 million). The adjustment to the adjusted earnings per share (note 7) also includes £8 million (2019: £17 million; 2018: £6 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.

(f) Tax on items recognised directly in other comprehensive income

	2020 £m	2019 £m	2018 £m

Current tax	(5)	(7)	(8)

Deferred tax	23	138	(7)

Credited/(charged) to other comprehensive income	18	131	(15)

The tax relating to each component of other comprehensive income is disclosed in note 18.

176	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

7 Earnings Per Share

	2020			2019			2018

	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence

Basic earnings per share (ordinary shares of 25p each)	6,400	2,286	280.0	5,704	2,284	249.7	6,032	2,285	264.0

Share options	–	9	(1.1)	–	7	(0.7)	–	7	(0.8)

Diluted earnings per share	6,400	2,295	278.9	5,704	2,291	249.0	6,032	2,292	263.2

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

		Basic

		2020		2019		2018

	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share		6,400	280.0	5,704	249.7	6,032	264.0

Effect of restructuring and integration costs	3(e)	408	17.8	565	24.7	363	15.9

Tax and non-controlling interests on restructuring and integration costs		(64)	(2.8)	(101)	(4.4)	(83)	(3.6)

Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	3(f),(h)	548	24.0	675	29.6	377	16.5

Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles		(77)	(3.4)	(115)	(5.0)	(78)	(3.4)

Effect of associates’ adjusting items net of tax	5(a)	(13)	(0.6)	(25)	(1.1)	(32)	(1.4)

Effect of Quebec class action	3(h)	–	–	436	19.1	–	–

Tax on Quebec class action		–	–	(124)	(5.4)	–	–

Effect of Russia excise dispute	3(h)	(40)	(1.7)	202	8.9	–	–

Tax on Russia excise dispute	6(d)	14	0.6	(16)	(0.7)	–	–

Effect of hyperinflation on Venezuela retained earnings	3(h),4(b)	–	–	–	–	65	2.8

Other adjusting items	3(h)	487	21.2	236	10.3	184	8.0

Tax effect on other adjusting items		(104)	(4.5)	(50)	(2.2)	(44)	(1.9)

Deferred tax relating to changes in tax rates	6	(21)	(0.9)	(49)	(2.2)	(79)	(3.5)

Effect of early repurchase of bonds	4(b)	142	6.2	–	–	–	–

Tax effect of early repurchase of bonds		(32)	(1.4)	–	–	–	–

Effect of interest on FII GLO settlement and other	4(b)	11	0.5	80	3.5	41	1.8

Tax effect of interest on FII GLO settlement and other		(4)	(0.2)	–	–	–	–

Effect of retrospective guidance on WHT	6(d)	(42)	(1.8)	–	–	55.0	2.4

Adjusted earnings per share (basic)		7,613	333.0	7,418	324.8	6,801	297.6

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	177

7 Earnings Per Share Continued

		Diluted
		2020		2019		2018
	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share		6,400	278.9	5,704	249.0	6,032	263.2

Effect of restructuring and integration costs	3(e)	408	17.7	565	24.7	363	15.8

Tax and non-controlling interests on restructuring and integration costs		(64)	(2.8)	(101)	(4.4)	(83)	(3.6)

Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	3(f),(h)	548	23.9	675	29.5	377	16.4

Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles		(77)	(3.4)	(115)	(5.0)	(78)	(3.4)

Effect of associates’ adjusting items net of tax	5(a)	(13)	(0.6)	(25)	(1.1)	(32)	(1.4)

Effect of Quebec class action	3(h)	–	–	436	19.0	–	–

Tax on Quebec class action		–	–	(124)	(5.4)	–	–

Effect of Russia excise dispute	3(h)	(40)	(1.7)	202	8.8	–	–

Tax on Russia excise dispute	6(d)	14	0.6	(16)	(0.7)	–	–

Effect of hyperinflation on Venezuela retained earnings	3(h),4(b)	–	–	–	–	65	2.8

Other adjusting items	3(h)	487	21.2	236	10.3	184	8.0

Tax effect on other adjusting items		(104)	(4.5)	(50)	(2.2)	(44)	(1.9)

Deferred tax relating to changes in tax rates	6	(21)	(0.9)	(49)	(2.2)	(79)	(3.4)

Effect of early repurchase of bonds	4(b)	142	6.2	–	–	–	–

Tax effect of early repurchase of bonds		(32)	(1.4)	–	–	–	–

Effect of interest on FII GLO settlement and other	4(b)	11	0.5	80	3.5	41	1.8

Tax effect of interest on FII GLO settlement and other		(4)	(0.2)	–	–	–	–

Effect of retrospective guidance on WHT	6(d)	(42)	(1.8)	–	–	55	2.4

Adjusted earnings per share (diluted)		7,613	331.7	7,418	323.8	6,801	296.7

178	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

7 Earnings Per Share Continued

Headline earnings per share as required by the JSE Limited

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2019 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

	Basic
	2020		2019		2018
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share	6,400	280.0	5,704	249.7	6,032	264.0

Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	465	20.3	518	22.7	238	10.3

Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(74)	(3.3)	(79)	(3.5)	(65)	(2.8)

Effect of (gains)/losses on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	(26)	(1.1)	7	0.3	(11)	(0.5)

Tax and non-controlling interests on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	8	0.3	(1)	–	4	0.2

Effect of gains on disposal of businesses, non-current investments and brands	–	–	–	–	(10)	(0.4)

Tax on gains on disposal of businesses, non-current investments and brands	–	–	–	–	2	0.1

Issue of shares and change in shareholding in associate	(17)	(0.7)	(25)	(1.1)	(22)	(1.0)

Headline earnings per share (basic)	6,756	295.5	6,124	268.1	6,168	269.9

	Diluted
	2020		2019		2018
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share	6,400	278.9	5,704	249.0	6,032	263.2

Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	465	20.3	518	22.5	238	10.3

Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(74)	(3.3)	(79)	(3.4)	(65)	(2.8)

Effect of (gains)/losses on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	(26)	(1.1)	7	0.3	(11)	(0.5)

Tax and non-controlling interests on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	8	0.3	(1)	–	4	0.2

Effect of gains on disposal of businesses, non-current investments and brands	–	–	–	–	(10)	(0.4)

Tax on gains on disposal of businesses, non-current investments and brands	–	–	–	–	2	0.1

Issue of shares and change in shareholding in associate	(17)	(0.7)	(25)	(1.1)	(22)	(1.0)

Headline earnings per share (diluted)	6,756	294.4	6,124	267.3	6,168	269.1

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	179

8 Intangible Assets

(a) Overview of intangible assets

	2020

	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m

1 January

Cost	44,316	1,207	75,726	115	121,364

Accumulated amortisation and impairment		(780)	(1,797)		(2,577)

Net book value at 1 January	44,316	427	73,929	115	118,787

Differences on exchange	(824)	(3)	(2,252)	–	(3,079)

Additions

– internal development	–	–	–	142	142

– acquisitions (note 23)	36	–	39	–	75

– separately acquired	–	–	103	13	116

Reallocations	–	127	23	(150)	–

Amortisation charge	–	(121)	(338)	–	(459)

Impairment	(209)	(8)	(22)	–	(239)

31 December

Cost	43,319	1,307	73,598	120	118,344

Accumulated amortisation and impairment		(885)	(2,116)		(3,001)

Net book value at 31 December	43,319	422	71,482	120	115,343

	2019

	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m

1 January

Cost	46,163	1,101	78,736	125	126,125

Accumulated amortisation and impairment		(698)	(1,414)		(2,112)

Net book value at 1 January	46,163	403	77,322	125	124,013

Differences on exchange	(1,676)	(2)	(2,976)	–	(4,654)

Additions

– internal development	–	–	–	148	148

– acquisitions (note 23)	23	–	54	–	77

– separately acquired	–	–	7	6	13

Reallocations	–	134	30	(164)	–

Amortisation charge	–	(105)	(361)	–	(466)

Impairment	(194)	(3)	(147)	–	(344)

31 December

Cost	44,316	1,207	75,726	115	121,364

Accumulated amortisation and impairment		(780)	(1,797)		(2,577)

Net book value at 31 December	44,316	427	73,929	115	118,787

(b) Goodwill

Goodwill of £43,319 million (2019: £44,316 million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: Reynolds American £32,719 million (2019: £33,761 million); Rothmans Group £4,591 million (2019: £4,704 million); Imperial Tobacco Canada £2,304 million (2019: £2,335 million); ETI (Italy) £1,474 million (2019: £1,396 million) and ST (principally Scandinavia) £1,111 million (2019: £1,048 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Europe and South Africa, with the remainder mainly relating to operations in APME.

During 2020, the Group recognised a goodwill impairment charge of £209 million (2019: £194 million) as explained in note 8(e)(iv) below.

180	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

8 Intangible Assets Continued

(c) Trademarks and similar intangibles

Trademarks and similar intangibles with indefinite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of Reynolds American with indefinite lives amounting to £68,839 million (2019: £71,032 million). These trademarks, including Newport, Camel, Natural American Spirit, Grizzly and Pall Mall, all of which are part of the Group’s Strategic Portfolio of key brands, form the core focus of the US business and receive significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment. These trademarks have significant market share and positive cashflow growth expectations. There are no regulatory or contractual restrictions on the use of the trademarks, and there are no plans by management to significantly redirect resources elsewhere. Consequently, in the view of management, these trademarks do not have a foreseeable and definite end to their ability to generate future cash flows and hence are not amortised.

Trademarks and similar intangibles with definite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of Reynolds American £2,260 million (2019: £2,590 million). On 20 October 2020, the Group acquired the formulations, brands, associated know-how and other relevant assets owned by Dryft Sciences, LLC, relating to its white nicotine pouch products, these have been accounted as trademarks with a value of £103 million (see note 23).

In 2020, due to the migration to Vuse and difficult trading conditions in South Africa and the delisting of certain brands in Belize, the Group recognised an impairment charge of £18 million.

In 2019, as a result of declining volumes, the Group recognised a partial impairment of the Kodiak brand of £63 million. In addition, as a result of the regulatory uncertainty in the US vaping market, the Group did not submit Premarket Tobacco Applications (PMTA) for the vaping e-liquids purchased as part of the VapeWild acquisition (note 23). As a consequence, the Group recognised an impairment charge of £37 million in respect of the brands acquired as part of the acquisition. The Group withdrew the VapeWild products from the market in September 2020. Also, in 2019, the Group announced that it was simplifying its New Category product portfolio, with vapour products to be branded Vuse, modern oral products to be branded Velo and tobacco heating products continuing to be branded glo. As a result, the carrying values of trademarks and similar intangible assets acquired as part of the Chic, Must Have Limited and Quantus/Highendsmoke business combinations (see note 23), amounting to £29 million in total, have been fully impaired, as the acquired trademarks will no longer generate future economic benefits.

(d) Computer software and assets in the course of development

Included in computer software and assets in the course of development are internally developed assets with a carrying value of £513 million (2019: £516 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third-party consultants, and software licence fees from third-party suppliers.

The Group has £6 million of future contractual commitments (2019: £4 million) related to intangible assets.

(e) Impairment testing

(i) Estimation uncertainty

As described in note 1, the critical accounting estimates used in the preparation of the consolidated financial statements include the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles.

There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the assessment of the recoverability of these assets, with the effect that the value-in-use of calculations incorporate estimation uncertainty, particularly for certain assets held in relation to the Canada, US, Malaysia, Peru and South Africa markets and the Global Travel Retail (GTR) business.

(ii) Impairment testing – Trademarks and similar intangibles with indefinite lives (brands)

The trademarks and similar intangibles have been tested for impairment in line with the following methodology. The recoverable amounts of trademarks and similar intangibles with indefinite lives have been determined on a value-in-use basis. The value-in-use calculations use cash flows based on detailed brand budgets prepared by management using projected sales volumes, revenues and projected brand profitability covering a five-year horizon and, thereafter, grown into perpetuity. Corporate costs are allocated to the brand budgets based on either specific allocations, where appropriate, or based on volumes. The pre-tax discount rates, ranging between 8.29% and 9.01%, and long-term growth rates of 1%, applied to the brand value-in-use calculations have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations. Following the application of a reasonable range of sensitivities, there was no indication of impairment.

Refer to note 8(e)(v) for further information on the Newport brand impairment testing. As the trademarks and similar intangibles with indefinite lives relate to the acquisition of Reynolds American, the brand budgets used in the value-in-use calculations have been incorporated into the budget information used in the impairment testing of the Reynolds American goodwill.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	181

8 Intangible Assets Continued

(iii) Cash-generating units and information on goodwill impairment testing

In 2020, goodwill was allocated for impairment testing purposes to 19 (2019: 21) individual cash-generating units – one in the United States (2019: two), six in APME (2019: five), seven in AMSSA (2019: seven) and five in ENA (2019: seven).

Due to initiatives to simplify the business and improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, £555 million of goodwill arising from the Rothmans acquisition allocated to the UK Exports cash-generating unit has been transferred to the Europe cash-generating unit and a portion of goodwill amounting to £235 million has been transferred from the Singapore cash-generating unit to a newly created Global Travel and Retail (GTR) cash-generating unit. The effective date for both transfers was 1 January 2020. The transfer of the UK Exports cash-generating unit and the 2019 impairment of goodwill arising from the Quantus/Highendsmoke acquisition (refer to note 8(e)(iv)) resulted in the ENA cash-generating units reducing to five. The number of cash-generating units in APME increased to six with the addition of the newly created GTR and Eastern Tobacco (note 23(a)) cash-generating units and the removal of Indonesia as a cash-generating unit due to the 2019 impairment (note 8(e)(iv)). In addition, the cash-generating units in the United States have reduced by one as a result of the impairment of goodwill in VapeWild (note 8(e)(iv)).

	2020		2019
	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %

Cash-generating unit

Reynolds American	32,719	7.6	33,761	7.3

Canada	2,304	19.1	2,335	19.1

Europe	5,639	6.2	4,809	6.2

South Africa	552	11.5	598	9.3

Australia	756	7.9	711	6.7

Singapore	356	9.6	599	6.4

Malaysia	232	10.3	435	7.5

Other	761	7.4	1,068	6.8

Total	43,319		44,316

Included within ‘Other’ above is goodwill arising on various acquisitions that have been allocated to multiple cash-generating units which are insignificant. The pre-tax discount rate represents the weighted average pre-tax discount rate.

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

(iv) Impairment testing – Goodwill (excluding Reynolds American and Canada)

The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one-year period extrapolated over a 10-year horizon with growth of 3% (2019: 4%) in years 2 to 10, including 1% inflation (2019: 2% inflation), after which a total growth rate of 1% (2019: 2%) has been assumed as the long-term volume decline is more than offset by pricing to drive revenue growth. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well-balanced portfolio of brands and the industry in which it operates. For recent acquisitions and start-up ventures the detailed financial budget is expanded to reflect the medium-term plan of the country or market management spanning five years or beyond.

182	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

8 Intangible Assets Continued

As a result of difficult trading conditions, the above assumptions were amended to reflect the short to medium-term plans of the country or area management spanning up to a period of five years for the South Africa, GTR, Peru and Malaysia cash-generating units.

In South Africa, where there was a five-month sales ban, the forecast cash flows were reduced to reflect the recovery after the ban was lifted and the growth rate was reduced from 1% to -1%. Following the application of a reasonable range of sensitivities, there was no indication of impairment. For the South Africa cash-generating unit headroom to reduce to £nil, the forecast cash flows would need to reduce by a further 20% in each forecast year or the pre-tax discount rate would need to increase by 4%. Management believe that the post-ban recovery will continue in South Africa and therefore both scenarios are not considered by management, at this stage, to be reasonably possible.

For GTR, due to difficult trading conditions as a consequence of the COVID-19 pandemic, the growth rate was reduced from 1% to 0%. Following the application of a reasonable range of sensitivities, there was no indication of impairment. For the GTR cash-generating unit headroom to reduce to £nil, the forecast cash flows would need to reduce by a further 44% in each forecast year or the pre-tax discount rate would need to increase by 5.1%. Management believes that the duty free business will recover and therefore both scenarios are not considered, at this stage, to be reasonably possible.

In Peru, due to difficult trading conditions as a consequence of the COVID-19 pandemic, the growth rate was reduced from 1% to 0%. As a result, the Peru cash-generating unit is sensitive to reasonable possible changes in assumptions as outlined in the table below.

As a result of the merger with Rothmans in 1999, the Group recognised goodwill attributable to the business in Malaysia, measured at MYR2,357 million (approximately £429 million) under IFRS. Difficult trading conditions, including high incidence of illicit trade and downtrading, are now expected to negatively impact forecast operating cash flows and have resulted in the Group recognising an impairment charge of £197 million in 2020. This partial impairment reduces the carrying value of goodwill to £232 million.

In addition, during the year, the Group has impaired in full the goodwill arising from the acquisitions of Twisp in South Africa and Blue Nile in Sudan due to difficult trading conditions in these markets. This has resulted in the recognition of impairment charges of £11 million and £1 million, respectively.

The table below shows the headroom and the impairment charge that would be recognised if the assumptions used in the value-in-use calculation were changed:

	Carrying amount of CGU £m	Headroom £m	Increase in discount rate £m [1,2]	Decrease in cash flows £m [1,2]	1% increase in terminal decline £m

			Impairment charge

Cash-generating unit

Malaysia[1]	278	–	(28)	(28)	(20)

Peru[2]	185	12	(15)	(28)	(15)

Notes:

1.

Malaysia: reasonably possible changes in key assumptions that would result in additional impairment would be a 1.4% increase in the pre-tax discount rate, a 10% decrease each year in forecast cash flows or a 1% increase in terminal decline.

2.

Peru: reasonably possible changes in key assumptions that would result in impairment would be a 1.4% increase in the pre-tax discount rate, a 20% decrease in forecast cash flows reflecting a permanent loss in volumes arising from the COVID-19 pandemic or a 1% increase in terminal decline.

With the exception of the Malaysia and Peru cash-generating units, following the application of a reasonable range of sensitivities to all the cash-generating units, and after reflecting the impairments above, there was no indication of any further impairment.

In 2009, the Group acquired Bentoel and the goodwill arising from this acquisition was assigned to the Indonesia cash-generating unit. During 2019, the Indonesian government announced a significant increase in excise effective 1 January 2020. The recoverable amount of the Indonesia cash-generating unit had been determined on a value-in-use basis using a 10-year forecast with cash flows after year 10 extrapolated as described above. The 10-year forecast had been prepared to take into account the expected decline in revenue and the impact this would have on net revenue, operating profit and cash flows. The extent of the significant increase in excise was such that the forecast cash flows did not support the carrying value of goodwill and therefore the goodwill of £172 million was fully impaired in 2019. The other assets held by the Indonesian cash-generating unit were assessed for impairment and based on the recoverable amounts, no impairment charges were recognised at that time. However, as explained in note 3(e), in 2020, a £69 million impairment has been recognised in respect of machinery held by the Indonesian business.

As explained in note 8(c) above, in addition to the impairment of trademarks and similar intangibles, in 2019 the goodwill associated with the acquisitions of VapeWild and Quantus/Highendsmoke (note 23) was fully impaired amounting to £12 million and £10 million, respectively.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	183

8 Intangible Assets Continued

(v) Impairment testing – Reynolds American

Goodwill relating to Reynolds American and the Newport trademark

On 15 November 2018, the US Food and Drug Administration (FDA) announced an intention to ban flavoured vaping products and menthol cigarettes. Management recognise that the FDA announcement in 2018 does not itself constitute a ban on menthol in cigarettes, and any proposed regulation of menthol in cigarettes would need to be introduced through the established US comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. In addition, it is unclear how any such potential US regulation might affect the manufacture and marketing of Group combustible brands containing menthol.

During 2020, the FDA issued the Unified Agenda that did not progress the potential regulations with regards to menthol in tobacco products or restrictions on nicotine in tobacco products. The Group continues to monitor the regulatory developments but does not believe there is any significant impact of such restrictions on the Group’s operations at this time. The Group has a long-standing track record of managing regulatory shifts and in the event of regulatory change the Group remains confident in its ability to navigate that environment successfully.

Since 2018, having considered the combination of the risk of implementation and impact of any change in regulations, the Group has not recognised any impairment on either the Newport brand or the Reynolds American goodwill, as management concluded that there would not be a significant impact to the value-in-use. The base case scenario used in the impairment model therefore does not include any potential impact of changes in regulation in relation to menthol flavourings in combustibles.

The carrying amounts for Reynolds American goodwill and Newport were £32,719 million and £29,248 million, respectively (2019: £33,761 million and £30,179 million). The value-in-use calculations for brands, as described in note 8(e)(ii) above, have been incorporated in the base case scenario used in the Reynolds American goodwill model. The value-in-use calculations have been prepared based on a five-year cash flow forecast which assumes long-term volume decline of cigarettes. This decline is more than offset by pricing. After this forecast, a growth rate of 1% has been assumed for Reynolds American goodwill and 1% for Newport and a pre-tax discount rate of 7.6% (2019: 7.3%) and 8.3% (2019: 8.6%), respectively.

The excess of value-in-use earnings over the carrying values (headroom) of the Reynolds American goodwill and the Newport brand would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model.

	Reynolds American goodwill %	Newport %

Assumptions

Decrease in revenue by	5.6	16.2

Increase in pre-tax discount rate by	1.1	2.4

For Reynolds American goodwill, the change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 5.6% in each year and assumes that other assumptions are not changed. Due to the increased risk of uncertainty around the long-term implications of the COVID-19 pandemic several cash flow forecasts were prepared. The Group, for the purposes of preparing the impairment analysis, used conservative pricing assumptions and reduced the terminal value growth rate from 2% in 2019 to 1%. Such assumptions have been used for the purposes of impairment analysis only and do not reflect management’s assessment of the potential performance of the Reynolds American cash-generating unit, which is expected to substantially exceed such assumptions. However, by using these conservative assumptions (including the reduction in terminal value growth compared to 2019), revenue would have to underperform the Group’s impairment model by 5.6% per annum (2019: 13.4%). This is not deemed by management, due to the pricing potential, to be a reasonably possible scenario.

For Newport, the change in revenue assumption is based on the Newport revenue in the five-year forecast reducing by 16.2% in each year and assumes that other assumptions are not changed.

(vi) Impairment testing – Canada

Goodwill relating to Imperial Tobacco Canada Ltd (ITCAN)

In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). If the CCAA bankruptcy protection were to end, significant liabilities might crystallise. As a consequence, to reflect the risk to future operating cash flows, the value-in-use calculations have been prepared based on a five-year cash flow forecast, after which a growth rate of -2.3% and a pre-tax discount rate of 19.1% (2019: 19.1%) have been assumed. Further information on the Quebec Class Actions and CCAA can be found in note 27.

In addition to the increase in discount rate, a reasonable range of sensitivities was applied to the value-in-use calculation and there was no indication of impairment.

The excess of value-in-use earnings over the carrying values (headroom) of the ITCAN goodwill would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model. The change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 20.5% in each year and assumes that other assumptions are not changed.

184	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

8 Intangible Assets Continued

Canada goodwill %

Assumptions

Decrease in revenue by	20.5

Increase in pre-tax discount rate by	10.1

The £2,304 million of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2020 will continue to be reviewed on a regular basis. Any future impairment charge would result in a non-cash charge to the income statement that will be treated as an adjusting item.

9 Property, Plant and Equipment

(a) Overview of property, plant and equipment, including right-of-use assets

	2020

	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m

1 January

Cost	1,503	785	5,795	215	921	9,219

Accumulated depreciation and impairment	(427)	(229)	(2,974)	(71)	–	(3,701)

Net book value at 1 January	1,076	556	2,821	144	921	5,518

Differences on exchange	(38)	(25)	(150)	(4)	(55)	(272)

Additions

– right-of-use assets	–	67	–	36		103

– separately acquired	2	–	40	–	459	501

– acquisition of subsidiaries (note 23)	–	1	–	–	–	1

Reallocations	84	14	427	–	(525)	–

Depreciation	(38)	(118)	(313)	(62)	–	(531)

Impairment	(5)	(1)	(184)	–	(36)	(226)

Right-of-use assets – reassessments, modifications and terminations	–	(11)	–	(7)	–	(18)

Disposals	(7)	–	(9)	–	–	(16)

Net reclassifications as held-for-sale	–	–	–	–	–	–

31 December

Cost	1,518	798	5,807	217	764	9,104

Accumulated depreciation and impairment	(444)	(315)	(3,175)	(110)	–	(4,044)

Net book value at 31 December	1,074	483	2,632	107	764	5,060

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	185

9 Property, Plant and Equipment Continued

	2019

	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m

31 December

Cost	1,515	268	5,730	33	1,108	8,654

Accumulated depreciation and impairment	(411)	(129)	(2,931)	(17)		(3,488)

Net book value at 31 December	1,104	139	2,799	16	1,108	5,166

Accounting policy change (IFRS 16) (note 30)		470		140		610

Net book value at 1 January	1,104	609	2,799	156	1,108	5,776

Differences on exchange	(56)	(30)	(136)	(9)	(51)	(282)

Additions

– right-of-use assets	–	85	–	77		162

– separately acquired	3	1	46	–	566	616

– acquisition of subsidiaries (note 23)	–	4	2	–	–	6

Reallocations	73	12	610	–	(695)	–

Depreciation	(37)	(114)	(308)	(62)		(521)

Impairment	(6)	(2)	(159)	–	(7)	(174)

Right-of-use assets – reassessments, modifications and terminations	–	(9)	–	(18)		(27)

Disposals	(5)	–	(27)	–		(32)

Net reclassifications as held-for-sale	–	–	(6)	–		(6)

31 December

Cost	1,503	785	5,795	215	921	9,219

Accumulated depreciation and impairment	(427)	(229)	(2,974)	(71)	–	(3,701)

Net book value at 31 December	1,076	556	2,821	144	921	5,518

Refer to notes 3(b) and 3(e) for more information on property, plant and equipment impairments.

As of 31 December 2020, the Group owns freehold property amounting to £1,074 million (2019: £1,076 million), representing factories, warehouses and office buildings together with adjoining land, mainly in the US, UK, Bangladesh, Indonesia and South Korea.

Upon adoption of IFRS 16 Leases prospectively from 1 January 2019, the right-of-use assets related to leased properties have been included in the asset class ‘Leasehold Property’ and other right-of-use assets have been reported under ‘Plant, equipment and other leased’. A further breakdown of leasehold property is given in note 9(c).

186	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

9 Property, Plant and Equipment Continued

	2020 £m	2019 £m

Cost of freehold land within freehold property on which no depreciation is provided	251	261

Contracts placed for future expenditure	110	133

(b) Right-of-use assets

The Group leases various offices, warehouses, retail spaces, equipment and vehicles through its subsidiaries across the globe. Arrangements are entered into in the course of ordinary business, and lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions reflecting local commercial practice. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets representing ‘leasehold property’ relate to leases in respect of offices, retail space, warehouses and manufacturing facilities occupied by Group subsidiaries and include property leases with lease terms of more than five years in Japan, Brazil, Germany, Romania and Poland, amongst other countries. In addition, capitalised expenditure representing leasehold improvements is included in this category.

Assets representing ‘plant, equipment and other’ relate to leases of various assets including tobacco vending machines, industrial equipment and distribution vehicles in Japan, Russia, Romania, Brazil and other countries.

(c) Leasehold property

As of 31 December 2020, the Group holds £132 million (2019: £135 million) of leasehold properties acquired and another £351 million (2019: £421 million) of right-of-use leased properties.

					2020 £m		2019 £m

Leasehold land and property comprises

– net book value of long leasehold					17		83

– net book value of short leasehold					466		473

					483		556

		2020
Leasehold property net book value movements for the year ended 31 December 2020		Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements £m	*	Net book value at 31 December £m

– Property acquired (IAS16)		135	(6)	(11)	14		132

– Right-of-use properties (IFRS16)		421	(19)	(108)	57		351

		556	(25)	(119)	71		483

	2019
Leasehold property net book value movements for the year ended 31 December 2019	Net book value at 1 January £m	Accounting policy changes IFRS16 £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements £m	*	Net book value at 31 December £m

– Property acquired (IAS16)	139	–	(7)	(10)	13		135

– Right-of-use properties (IFRS16)	–	470	(23)	(106)	80		421

	139	470	(30)	(116)	93		556

*

Property acquired (IAS 16) other net movements represent additions (directly acquired and/or transferred from assets in the course of construction) net of disposals, whereas the right-of-use properties (IFRS 16) other net movements relates to new leases net of reassessments, modifications and terminations as reported in the Property, plant and equipment movement table in note 9(a). Other net movements also includes £1 million (2019: £4 million) in relation to acquired companies.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	187

10 Investments in Associates and Joint Ventures

	2020 £m	2019 £m

1 January	1,860	1,737

Total comprehensive income (note 5)	323	390

Dividends	(394)	(239)

Additions (note 23)	5	8

Other equity movements	2	(36)

31 December	1,796	1,860

Non-current assets	1,021	1,237

Current assets	1,155	1,085

Non-current liabilities	(61)	(74)

Current liabilities	(319)	(388)

	1,796	1,860

ITC Ltd. (Group’s share of the market value is £7,574 million (2019: £9,099 million))	1,724	1,794

Other listed associates (Group’s share of the market value is £184 million (2019: £221 million))	26	22

Unlisted associates	46	44

	1,796	1,860

The Group’s investment in Tisak d.d. (Tisak) was acquired as part of the TDR transaction (note 23). During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (Agrokor) to convert certain outstanding trading balances into long-term loans and an additional shareholding in Tisak. As part of the agreement, Agrokor had the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group had legal ownership of the additional shareholding, it did not consider that the shares provided any additional equity interest and continued to account for 26% of the equity of Tisak. In 2017, due to the financial difficulties of Agrokor and Tisak, the Group fully impaired this investment resulting in a charge of £27 million to the income statement in that year that was reported as an adjusting item. In July 2018, Agrokor’s creditors approved a settlement plan proposed by Agrokor’s administrators. The settlement plan has not returned any value to the Group and Tisak is expected to be liquidated in 2021.

The principal associate undertaking of the Group is ITC Ltd. (ITC). Included within the dividends amount of £394 million (2019: £239 million) are £386 million (2019: £231 million) attributable to dividends declared by ITC.

ITC Ltd.

ITC is an Indian conglomerate based in Kolkata and maintains a presence in cigarettes, hotels, paper and packaging, agri-business and other fast-moving goods (e.g. confectionery, branded apparel, personal care, stationery and safety matches). BAT’s interest in ITC is 29.42%.

ITC prepares accounts on a quarterly basis with a 31 March year-end. As permitted by IAS 28, results up to 30 September 2020 have been used in applying the equity method. This is driven by the availability of information at the half-year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2020.

	2020 £m	2019 £m

Non-current assets	3,399	4,124

Current assets	3,513	3,234

Non-current liabilities	(194)	(237)

Current liabilities	(858)	(1,031)

	5,860	6,090

Group’s share of ITC Ltd. (2020: 29.42%; 2019: 29.46%)	1,724	1,794

188	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

11 Retirement Benefit Schemes

The Group’s subsidiary undertakings operate defined benefit and defined contribution schemes including post-retirement healthcare schemes. Benefits provided through defined contribution schemes are charged as an expense as payments fall due.

The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.

The principal schemes are in the US, UK, Germany, Canada, Netherlands and Switzerland. Together, schemes in these territories account for around 95% of the total underlying obligations of the Group’s defined benefit pension arrangements. These obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. In addition, the Group operates several healthcare benefits schemes, of which the most significant are in the US and Canada. The liabilities in respect of healthcare benefits are also assessed by qualified independent actuaries, applying the projected unit credit method.

All of these arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. For example, in the US, the main funded pension plans are the Reynolds American Retirement Plan (‘PEP’) and the Retirement Income Plan for Certain RAI Affiliates (‘Affiliates’), and the only funded healthcare scheme is the Brown & Williamson Tobacco Corporation Welfare & Fringe Benefit Plan, all of which are established with corporate trustees that are required to run the plans in accordance with the plan’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act of 1974. Similarly, in the UK, the main pension arrangement is the British American Tobacco UK Pension Fund (UK Fund), which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the Fund’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pensions Act 2004 and all other relevant legislation. With effect from 1 July 2020, the UK Fund was closed to further accrual of benefits with all active members becoming deferred members of the fund. No incentives or compensation was provided to affected employees. A past service credit was recognised on the difference between the salary increase assumption for active members and the inflation assumption for deferred members at the date of the plan amendment and curtailment of benefits.

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

The majority of schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, and after taking into account regulatory requirements in each territory. The Group’s contributions to funded retirement benefit schemes in 2021 in total are expected to be £81 million compared to £103 million in 2020.

Contributions to the various funded plans in the US are agreed with the named fiduciary, scheme actuaries and the committee of local management after taking account of statutory requirements including the Pension Protection Act of 2006, as amended. Through its US subsidiaries, the Group may make significant contributions, either as required by statutory requirements or at the discretion of the Group, with the aim of maintaining a funding status of at least 90% and becoming fully funded long-term. During 2020, the Group did not contribute to its funded pension and post-retirement plans in the US and does not expect to do so in 2021. By the end of 2020, the PEP and Affiliates plans referred to above were each reporting a surplus under IAS 19 (£113 million and £119 million, respectively). Under the rules of these plans, any surplus would be returnable to the Group in the event of a termination or could otherwise be repurposed for other existing or replacement benefit plans and accordingly no surplus restrictions have been recognised.

With effect from July 2018, contributions to the UK Fund, as agreed with the Trustee to meet the cost of future benefit accrual, were £18 million per annum. Additional annual contributions to cover funding shortfalls were payable as required until the Fund was valued to 110% on a Technical Provisions basis. These were £12 million in 2020, and £12 million in each of 2019 and 2018. Total contributions payable to the UK Fund were secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million. Following the completion of the 2020 triennial valuation noted below, the Trustee agreed to release the charge over Globe House. The UK Fund closed to future accrual for current employees with effect from 1 July 2020. Consequently, the Trustee and the Group agreed to reduce the 2020 contribution payment for future service from £18 million to £9 million to reflect this. An interim Schedule of Contributions dated 15 July 2020 was put in place in order to give effect to this until the formal valuation of the Fund had been completed.

The formal triennial actuarial valuation of the Fund was carried out with an effective date of 31 March 2020. This showed that the Fund had a surplus of £139 million on a Technical Provisions basis, in accordance with the statutory funding objective. The Trustee also has a Long-Term Funding Target to be fully funded on a Solvency Liabilities basis by 2026, and on this basis the Fund had a surplus of £7 million at the valuation date. The Trustee and the Group agreed a new Schedule of Contributions with an effective date of 5 October 2020 such that the Group will pay £12 million per annum from July 2021 until July 2023. Under the rules of the scheme, any future surplus would be returnable to the Group by refund at the end of the life of the scheme. The funding commitment is therefore not considered onerous, and in accordance with IFRIC 14 no additional liabilities or surplus restrictions have been recognised in respect of these commitments.

Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £33 million in 2021 and the same amount for the four years after that. Contributions to pension schemes in Canada, Netherlands and Switzerland in total are anticipated to be around £20 million in 2021 and then around £10 million per annum for the four years after that.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	189

11 Retirement Benefit Schemes Continued

The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due, including UK based Defined Benefit and Defined Contribution Unapproved Unfunded Retirement Benefit Schemes (DB UURBS and DC UURBS respectively). The DC UURBS credits accrued in the year are increased in line with the Company’s Weighted Average Cost of Debt and the scheme is therefore treated as a defined benefit scheme under IAS 19. For unfunded schemes in the US, UK and Canada, 39% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 28% between 10 and 20 years, 18% between 20 and 30 years, and 15% thereafter.

The funded arrangements in the Group have policies on investment management, including strategies over a preferred long-term investment profile, and schemes in certain territories including Canada and Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities.

For funded plans in the US, the Group employs a risk mitigation strategy which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the hedging portfolio, which uses extended duration fixed income holdings (typically US Government and investment grade corporate bonds) and, to a lesser extent, derivatives to match a portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the return-seeking portfolio, which is designed to enhance portfolio returns. The return-seeking portfolio is broadly diversified across asset classes.

On 31 May 2019, the Trustee of the UK Fund entered into an agreement with Pension Insurance Corporation plc (PIC) to acquire an insurance policy that operates as a UK Fund investment asset, with the intent of matching a specific part of the UK Fund’s future cash flow arising from the accrued pension liabilities of retired and deferred members. Such an arrangement, commonly referred to as a ‘buy-in’, has reduced the UK Fund’s value at risk in relation to key risks associated with improved longevity, inflation and interest rate movements while improving the security to the UK Fund and its members. On an IAS 19 basis, the fair value of the insurance policy matches the present value of the liabilities being insured. On completion of the transaction, a loss of £691 million was recognised through the statement of other comprehensive income on the revaluation of the insurance asset.

For the residual assets in the UK Fund, the current allocation is broadly split as 75% in risk reducing assets and 25% in return seeking assets. The return seeking portfolio is invested in illiquid assets which, in the normal course of events, will wind down naturally over time, with their value being realised as the investments mature. This is consistent with the Trustee’s ultimate target which is to be 100% invested in risk reducing assets or matching assets. Given the strong funding position of the UK Fund as shown in the 31 March 2020 Actuarial valuation, the Trustee will continue to review the investment strategy and may look to increase the proportion of risk-reducing or matching assets, commensurate with their ultimate target to further reduce the UK Fund’s exposure to the key risk above.

Through its defined benefit pension schemes and healthcare benefit schemes, the Group is exposed to a number of risks, including:

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

190	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

11 Retirement Benefit Schemes Continued

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total

	2020 £m	2019 £m	2020 £m	2019 £m	2020 £m	2019 £m

Present value of funded scheme liabilities	(11,970)	(11,454)	(253)	(272)	(12,223)	(11,726)

Fair value of funded scheme assets	12,403	11,682	173	178	12,576	11,860

	433	228	(80)	(94)	353	134

Unrecognised funded scheme surpluses	(16)	(28)	–	–	(16)	(28)

	417	200	(80)	(94)	337	106

Present value of unfunded scheme liabilities	(602)	(578)	(545)	(557)	(1,147)	(1,135)

	(185)	(378)	(625)	(651)	(810)	(1,029)

The above net (liability)/asset is recognised in the balance sheet as follows:

– retirement benefit scheme liabilities	(897)	(807)	(627)	(652)	(1,524)	(1,459)

– retirement benefit scheme assets	712	429	2	1	714	430

	(185)	(378)	(625)	(651)	(810)	(1,029)

The net liabilities of funded pension schemes by territory are as follows:
	Liabilities		Assets		Total

	2020 £m	2019 £m	2020 £m	2019 £m	2020 £m	2019 £m

– US	(5,012)	(4,945)	5,144	4,818	132	(127)

– UK	(3,485)	(3,214)	3,866	3,533	381	319

– Germany	(1,035)	(958)	918	928	(117)	(30)

– Canada	(756)	(738)	758	747	2	9

– Netherlands	(873)	(778)	893	814	20	36

– Switzerland	(348)	(333)	312	294	(36)	(39)

– Rest of Group	(461)	(488)	512	548	51	60

Funded schemes	(11,970)	(11,454)	12,403	11,682	433	228

Of the Group’s unfunded pension schemes 54% (2019: 50%) relate to arrangements in the UK and 32% (2019: 32%) relate to arrangements in the US, while 85% (2019: 86%) of the Group’s unfunded healthcare arrangements relate to arrangements in the US.

The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total

	2020 £m	2019 £m	2020 £m	2019 £m	2020 £m	2019 £m

Defined benefit schemes

Service cost

– current service cost	72	92	2	2	74	94

– past service (credit)/cost, curtailments and settlements	(12)	7	–	–	(12)	7

Net interest on the net defined benefit liability

– interest on scheme liabilities	300	391	27	34	327	425

– interest on scheme assets	(289)	(388)	(7)	(8)	(296)	(396)

– interest on unrecognised funded scheme surpluses	1	–	–	–	1	–

	72	102	22	28	94	130

Defined contribution schemes	88	97	–	–	88	97

Total amount recognised in the income statement (note 3(a))	160	199	22	28	182	227

The above charges are recognised within employee benefit costs in note 3(a) and include a charge of £10 million in 2020 (2019: £16 million) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs charged in arriving at profit from operations (note 3(e)). Included in current service cost in 2020 is £16 million (2019: £21 million) of administration costs. Current service cost is stated after netting employee contributions, where applicable.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	191

11 Retirement Benefit Schemes Continued

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total

	2020 £m	2019 £m	2020 £m	2019 £m	2020 £m	2019 £m

Present value at 1 January	12,032	11,562	829	861	12,861	12,423

Differences on exchange	(106)	(343)	(23)	(30)	(129)	(373)

Current service cost	72	94	2	2	74	96

Past service cost/(credit) & settlements	(58)	7	–	–	(58)	7

Interest on scheme liabilities	300	391	27	34	327	425

Contributions by scheme members	1	–	–	–	1	–

Benefits paid	(737)	(743)	(58)	(63)	(795)	(806)

Actuarial (gains)/losses

– arising from changes in demographic assumptions	26	(84)	(7)	(10)	19	(94)

– arising from changes in financial assumptions	1,032	1,105	59	70	1,091	1,175

Experience gains	10	43	(31)	(35)	(21)	8

Present value at 31 December	12,572	12,032	798	829	13,370	12,861
Changes in financial assumptions principally relate to discount rate movements in both years. Scheme liabilities by scheme membership:
	Pension schemes		Healthcare schemes		Total

	2020 £m	2019 £m	2020 £m	2019 £m	2020 £m	2019 £m

Active members	1,305	1,895	54	59	1,359	1,954

Deferred members	1,897	1,308	2	2	1,899	1,310

Retired members	9,370	8,829	742	768	10,112	9,597

Present value at 31 December	12,572	12,032	798	829	13,370	12,861
Approximately 95% of scheme liabilities in both years relate to guaranteed benefits. The movements in funded scheme assets are as follows:
	Pension schemes		Healthcare schemes		Total

	2020 £m	2019 £m	2020 £m	2019 £m	2020 £m	2019 £m

Fair value of scheme assets at 1 January	11,682	11,747	178	178	11,860	11,925

Differences on exchange	(117)	(326)	(7)	(6)	(124)	(332)

Settlements	(45)	–	–	–	(45)	–

Interest on scheme assets	289	388	7	8	296	396

Company contributions	103	82	–	–	103	82

Contributions by scheme members	3	3	–	–	3	3

Benefits paid	(696)	(704)	(15)	(17)	(711)	(721)

Actuarial gains/(losses)	1,184	492	10	15	1,194	507

Fair value of scheme assets at 31 December	12,403	11,682	173	178	12,576	11,860

	Pension schemes		Healthcare schemes		Total
	2020 £m	2019 £m	2020 £m	2019 £m	2020 £m	2019 £m

Equities – listed	1,259	1,221	5	7	1,264	1,228

Equities – unlisted	992	1,025	68	68	1,060	1,093

Bonds – listed	2,432	2,739	5	7	2,437	2,746

Bonds – unlisted	3,163	2,417	73	74	3,236	2,491

Other assets – listed	202	549	13	13	215	562

Other assets – unlisted	4,355	3,731	9	9	4,364	3,740

Fair value of scheme assets at 31 December	12,403	11,682	173	178	12,576	11,860

Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

192	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

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

The UK Fund historically has diversified a portion of the assets held by investing in equities listed on non-UK stock exchanges via investment funds, and by making use of liability driven investment funds and inflation opportunity funds as part of its investment portfolio. As noted above, during 2019 the Trustee acquired an insurance policy that operates as a UK Fund investment asset in a ‘buy-in’ transaction. The residual assets now predominantly consist of liability driven investments and absolute return funds as well as a proportion of illiquid investments, such as private equity and infrastructure investments.

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

The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total

	2020 £m	2019 £m	2018 £m	2020 £m	2019 £m	2018 £m	2020 £m	2019 £m	2018 £m

Unrecognised funded scheme surpluses at 1 January	(28)	(20)	(23)	–	–	–	(28)	(20)	(23)

Differences on exchange	3	(1)	1	–	–	–	3	(1)	1

Interest on unrecognised funded scheme surpluses	(1)	–	(2)	–	–	–	(1)	–	(2)

Movement in year (note 18)	10	(7)	4	–	–	–	10	(7)	4

Unrecognised funded scheme surpluses at 31 December	(16)	(28)	(20)	–	–	–	(16)	(28)	(20)

The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following territories are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date.

	2020						2019

	US	UK	Germany	Canada	Netherlands	Switzerland	US	UK	Germany	Canada	Netherlands	Switzerland

Rate of increase in salaries (%)	3.4	–	2.5	3.0	2.1	1.1	3.4	3.0	0.6	3.0	2.1	1.3

Rate of increase in pensions in payment (%)	2.5	3.0	1.5	Nil	0.9	Nil	2.5	3.0	0.4	Nil	0.9	Nil

Rate of increase in deferred pensions (%)	–	2.2	1.5	Nil	0.9	–	–	2.2	0.4	Nil	0.9	–

Discount rate (%)	2.6	1.4	0.9	2.3	0.5	–	3.3	2.0	0.3	3.0	1.1	0.1

General inflation (%)	2.5	3.0	1.5	2.0	2.0	0.9	2.5	3.0	0.4	2.0	2.0	1.1

	2020						2019

	US	UK	Germany	Canada	Netherlands	Switzerland	US	UK	Germany	Canada	Netherlands	Switzerland

Weighted average duration of liabilities (years)	11.6	17.0	14.0	11.0	18.0	13.4	11.4	16.1	14.0	11.0	17.8	13.9

For healthcare inflation in the US, the assumption is 6.0% for 2020 (2019: 6.5%) and in Canada, the assumption is 5.0% for both years.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	193

11 Retirement Benefit Schemes Continued

Mortality assumptions are subject to regular review. The principal schemes used the following tables:

US	PRI-2012 mortality tables without collar or amount, projected with MP-2020 generational projection (2019: RP-2019 and MP-2019)

UK	S2PA (YOB) with the CMI (2019) improvement model with a 1.25% long-term improvement rate (2019: CMI (2018))

Germany	RT Heubeck 2018 G (both years)

Canada	CPM-2014 Private Table (both years)

Netherlands	AG Prognosetafel 2020 (2019: AG Prognosetafel 2018)

Switzerland	LPP/BVG 2015 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate (both years)

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	US		UK		Germany		Canada		Netherlands		Switzerland

	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female

31 December 2020

Member age 65 (current life expectancy)	20.4	22.4	22.8	24.1	18.3	23.8	21.6	24.0	20.6	24.0	21.9	23.9

Member age 45 (life expectancy at age 65)	21.9	23.8	24.5	25.9	23.1	26.0	22.6	24.9	22.7	25.7	23.8	25.8

31 December 2019

Member age 65 (current life expectancy)	20.6	22.6	22.4	23.9	20.2	23.7	21.6	23.9	21.0	24.3	21.8	23.8

Member age 45 (life expectancy at age 65)	22.2	24.1	24.0	25.2	23.0	25.9	22.6	24.9	23.4	26.3	23.7	25.7

For the remaining territories, typical assumptions are that real salary increases will be from 0% to 9.0% (2019: 0% to 5.0%) per annum and discount rates will be from 0% to 12.0% (2019: 0% to 11.7%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation. Assumptions of life expectancy are in line with best practice in each territory. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.

The valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2020 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	0.25 percentage point increase £m	0.25 percentage point decrease £m

Average life expectancy – increase/(decrease) of scheme liabilities	343	(339)

Rate of inflation – increase/(decrease) of scheme liabilities			209	(196)

Discount rate – (decrease)/increase of scheme liabilities			(388)	411

A one percentage point increase in healthcare inflation would increase healthcare scheme liabilities by £41 million, and a one percentage point decrease would decrease liabilities by £32 million. The income statement effect of this change in assumption is not material.

194	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

12 Deferred Tax

Net deferred tax (liabilities)/assets comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m

1 January 2020	(45)	(208)	79	(318)	279	(17,408)	995	(16,626)

Differences on exchange	4	13	(3)	8	–	528	(44)	506

Credited/(charged) to the income statement	28	(6)	(21)	(18)	(12)	75	138	184

Credited relating to changes in tax rates	–	12	3	97	–	21	–	133

Credited to other comprehensive income	–	–	–	–	(21)	–	44	23

31 December 2020	(13)	(189)	58	(231)	246	(16,784)	1,133	(15,780)

1 January 2019	(70)	(210)	105	(281)	222	(18,246)	1,048	(17,432)

Differences on exchange	4	11	(2)	15	(9)	701	(40)	680

Subsidiaries acquired (note 23)	–	–	–	–	–	(4)	–	(4)

Credited/(charged) to the income statement	21	(9)	(24)	(52)	(15)	92	(68)	(55)

(Charged)/credited relating to changes in tax rates	–	–	–	–	(1)	49	(1)	47

Credited to other comprehensive income	–	–	–	–	82	–	56	138

31 December 2019	(45)	(208)	79	(318)	279	(17,408)	995	(16,626)

The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £534 million and deferred tax liability of £16,314 million (2019: deferred tax asset of £424 million and deferred tax liability of £17,050 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £342 million (2019: £342 million) which have no expiry date and unused tax losses of £458 million (2019: £208 million) which will expire within the next 20 years.

In 2020 and 2019 the Group has not recognised any deferred tax asset in respect of deductible temporary differences which have no expiry date and has not recognised £173 million (2019: £92 million) in respect of deductible temporary differences which will expire within the next 10 years.

At the balance sheet date, the Group has unused tax credits of £80 million (2019: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.

At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax and for which no withholding tax liability has been recognised was £0.6 billion (2019: £0.6 billion).

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	195

13 Trade and Other Receivables

	2020 £m	2019 £m

Trade receivables	2,763	3,369

Loans and other receivables	696	629

Prepayments and accrued income	504	343

	3,963	4,341

Current	3,721	4,093

Non-current	242	248

	3,963	4,341

The majority of receivables are held in order to collect contractual cash flows, in accordance with the Group’s business model for managing financial assets, and hence are measured at amortised cost. In certain countries, however, the Group has entered into factoring arrangements and periodically sells certain trade receivables to banks and other financial institutions, without recourse, for cash. These trade receivables have been derecognised from the statement of financial position to reflect the transfer by the Group of substantially all of the risks and rewards of the receivables, including credit risk. Consequently, the cash inflows have been recognised within operating cash flows. Typically in these arrangements, the Group also acts as a collection agent for the bank. At 31 December 2020, the value of trade receivables derecognised through the factoring arrangements where the Group acts as a collection agent was £600 million (2019: £572 million) and where the Group does not act as a collection agent was £25 million (2019: £26 million). Included in trade receivables above is £205 million (2019: £295 million) of trade debtor balances which were available for factoring under these arrangements.

Included in loans and other receivables are £78 million of litigation related deposits (2019: £110 million). Management has determined that these payments represent a resource controlled by the entity, as a result of past events and from which future economic benefits are expected to flow to the entity either by being recoverable on conclusion of ongoing appeal processes or by reducing amounts payable on recognition of liabilities which have yet to be determined should the appeal process fail. These deposits are held at the fair value of consideration transferred less impairment, if applicable. The effect of discounting would be immaterial.

Prepayments and accrued income include £8 million (2019: £5 million) of accrued income primarily in relation to rebates.

Amounts receivable from related parties including associated undertakings are shown in note 26.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2020 £m	2019 £m

Trade receivables – gross	2,804	3,396

Trade receivables – allowance	(41)	(27)

Loans and other receivables – gross	696	639

Loans and other receivables – allowance	–	(10)

Prepayments and accrued income	504	343

Net trade and other receivables per balance sheet	3,963	4,341

196	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

13 Trade and Other Receivables Continued

The movements in the allowance account are as follows:

	2020			2019

	Trade receivables £m	Loans and other receivables £m	Total £m	Trade receivables £m	Loans and other receivables £m	Total £m

1 January	27	10	37	30	10	40

Differences on exchange	(2)	–	(2)	(2)	–	(2)

Provided in the year	31	–	31	24	–	24

Released	(15)	(10)	(25)	(25)	–	(25)

31 December	41	–	41	27	10	37

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

Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 2.6% (2019: 4.2%), UK sterling: 0.1% (2019: 0.2%), Euro: 0.4% (2019: 1.1%) and other currencies: 1.7% (2019: 11.2%).

There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.

14 Investments Held at Fair Value

	2020 £m	2019 £m

Investments

Fair value through P&L	255	127

Fair value through OCI	9	8

	264	135

Current	242	123

Non-current	22	12

	264	135

Investments held at fair value through other comprehensive income (OCI) relate to the Group’s corporate venturing partnerships with various start-up businesses which are held for their strategic value.

	2020 £m	2019 £m

Functional currency	260	131

US dollar	4	4

	264	135

The classification of these investments under the IFRS 13 fair value hierarchy is given in note 22.

There is no material difference between the investments held at fair value and their gross contractual values.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	197

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

	2020		2019
	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Fair value hedges

– interest rate swaps	20	–	177	62

– cross-currency swaps	255	–	191	–

Cash flow hedges

– interest rate swaps	–	–	–	187

– cross-currency swaps	189	–	114	84

– forward foreign currency contracts	62	100	57	50

Net investment hedges

– forward foreign currency contracts	211	43	178	19

Held-for-trading*

– interest rate swaps	45	53	3	6

– forward foreign currency contracts	15	123	45	60

Total	797	319	765	468

Current	430	278	313	181

Non-current	367	41	452	287

	797	319	765	468

Derivatives

– in respect of net debt**	518	172	527	384

– other	279	147	238	84

	797	319	765	468

*

Derivatives which do not meet the tests for hedge accounting under IFRS 9 or which are not designated as hedging instruments are referred to as ‘held-for-trading’. These derivatives principally consist of interest rate swaps and forward foreign currency contracts which have not been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group does not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.

**	Derivatives in respect of net debt are in a net asset position of £346 million as at 31 December 2020 (2019: net asset position of £143 million). The Group’s net debt is presented in note 19.

For cash flow hedges, the timing of expected cash flows is as follows: assets of £251 million (2019: £171 million) of which £98 million (2019: £51 million) is expected within one year and £143 million (2019: £114 million) beyond five years and liabilities of £100 million (2019: £321 million) of which £94 million (2019: £75 million) is expected within one year and £nil (2019: £163 million) beyond five years.

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

198	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

15 Derivative Financial Instruments Continued

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.

The maturity dates of all gross-settled derivative financial instruments are as follows:

	2020				2019

	Assets		Liabilities		Assets		Liabilities

	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m

Within one year

– forward foreign currency contracts	7,345	(6,567)	10,661	(10,185)	10,168	(9,367)	8,534	(8,069)

– cross-currency swaps	1,756	(1,655)	–	–	35	(38)	18	(62)

Between one and two years

– forward foreign currency contracts	522	(498)	285	(266)	548	(524)	278	(263)

– cross-currency swaps	33	(54)	–	–	811	(765)	969	(1,012)

Between two and three years

– cross-currency swaps	1,446	(1,261)	–	–	15	(23)	17	(36)

Between three and four years

– cross-currency swaps	19	(29)	–	–	725	(590)	683	(679)

Between four and five years

– cross-currency swaps	469	(451)	–	–	9	(15)	10	(15)

Beyond five years

– cross-currency swaps	767	(594)	–	–	762	(609)	460	(435)

	12,357	(11,109)	10,946	(10,451)	13,073	(11,931)	10,969	(10,571)

The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:
					2020		2019
					Assets Inflow £m	Liabilities Outflow £m	Assets Inflow £m	Liabilities Outflow £m

Within one year					296	263	44	44

Between one and two years					26	21	25	39

Between two and three years					16	18	25	39

Between three and four years					–	–	10	21

Between four and five years					–	–	43	63

Beyond five years					–	–	182	263

					338	302	329	469

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	199

15 Derivative Financial Instruments Continued

The items designated as hedging instruments are as follows:

	2020		2019

	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m

Interest rate risk exposure:

Fair value hedges

– interest rate swaps	757	(5)	3,065	73

– cross-currency swaps	1,428	66	1,436	(72)

Cash flow hedges

– interest rate swaps	–	–	4,068	(103)

– cross-currency swaps	2,822	(155)	2,695	(61)

Foreign currency risk exposure:

Cash flow hedges

– forward foreign currency contracts	3,279	(36)	3,827	(3)

Net investment hedges (derivative related)

– forward foreign currency contracts	5,922	156	5,274	161

Net investment hedges (non-derivative related)

– debt (carrying value) in borrowings designated as net investment hedges of net assets	392	21	372	22

16 Inventories

	2020 £m	2019 £m

Raw materials and consumables	2,362	2,750

Finished goods and work in progress	3,549	3,258

Goods purchased for resale	87	86

	5,998	6,094

Inventories pledged as security for liabilities amount to £2 million (2019: £7 million). Write-offs taken to other operating expenses in the Group income statement were £309 million (2019: £255 million; 2018: £148 million). In 2020, this included £24 million in relation to the restructuring in Indonesia (refer to note 3(e)) and £47 million as a result of the decision to withdraw glo Sens from Japan. Goods purchased for resale include Group brands produced under third-party contract manufacturing arrangements.

200	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

17 Cash and Cash Equivalents

	2020 £m	2019 £m

Cash and bank balances	2,940	2,256

Cash equivalents	199	270

	3,139	2,526

The carrying value of cash and cash equivalents approximates their fair value.

Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2020 £m	2019 £m

Functional currency	2,597	2,199

US dollar	197	127

Euro	170	64

Other currencies	175	136

	3,139	2,526

In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2020 £m	2019 £m

Cash and cash equivalents as above	3,139	2,526

Less overdrafts and accrued interest	(251)	(491)

Net cash and cash equivalents	2,888	2,035

Cash and cash equivalents include restricted amounts of £878 million (2019: £445 million) due to subsidiaries in CCAA protection (note 28), as well as £455 million (2019: £182 million) principally due to exchange control restrictions, including amounts of £141 million (2019: £nil) where the underlying restrictions are expected to be short-term in nature.

Cash and cash equivalents also include £48 million (2019: £14 million) of cash that is held as a hedging instrument.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	201

18 Capital and Reserves

(a) Share capital

	Ordinary shares of 25p each Number of shares	£m

Allotted and fully paid

1 January 2020	2,456,520,738	614.12

Changes during the year

– share option schemes	70,859	0.02

31 December 2020	2,456,591,597	614.14

Allotted and fully paid

1 January 2019	2,456,415,884	614.09

Changes during the year

– share option schemes	104,854	0.03

31 December 2019	2,456,520,738	614.12

Allotted and fully paid

1 January 2018	2,456,278,414	614.06

Changes during the year

– share option schemes	137,470	0.03

31 December 2018	2,456,415,884	614.09

(b) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m

31 December 2020	103	101	26,414	26,618

31 December 2019	94	101	26,414	26,609

31 December 2018	91	101	26,414	26,606

Share premium account

The share premium account includes the difference between the value of shares issued and their nominal value. The share premium increase includes £2 million (2019: £3 million; 2018: £4 million) in respect of ordinary shares issued under the Company’s share option schemes. A further £7 million (2019: £nil; 2018: £nil) increase in share premium is related to shares repurchased and not cancelled that have been transferred from the Company to other Group undertakings, to be granted to certain employees on vesting of awards, and represents the excess of transfer price of the share over the original weighted average cost of shares.

Capital redemption account

On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity.

202	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

18 Capital and Reserves Continued

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

(c)	Equity attributed to owners of the parent – movements in other reserves and retained earnings (which are after deducting treasury shares) comprise:

							Retained earnings

	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m

1 January 2020	(3,974)	(346)	13	179	573	(3,555)	(5,261)	45,495

Comprehensive income and expense

Profit for the year	–	–	–	–	–	–	–	6,400

Differences on exchange	(2,582)	–	–	–	–	(2,582)	–	–

Cash flow hedges

– net fair value losses	–	(256)	–	–	–	(256)	–	–

– reclassified and reported in profit for the year	–	90	–	–	–	90	–	–

Net investment hedges

– net fair value losses	(16)	–	–	–	–	(16)	–	–

– differences on exchange on borrowings	(163)	–	–	–	–	(163)	–	–

Associates – share of OCI, net of tax (note 5)	(95)	(3)	–	–	–	(98)	–	–

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	44	–	–	–	44	–	–

Retirement benefit schemes

– net actuarial gains (note 11)	–	–	–	–	–	–	–	105

– surplus recognition (note 11)	–	–	–	–	–	–	–	10

Associates – share of OCI, net of tax (note 5)	–	–	(31)	–	–	(31)	–	(3)

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	(26)

Other changes in equity

Cash flow hedges reclassified and reported in total assets	–	(33)	–	–	–	(33)	–	–

Employee share options

– value of employee services	–	–	–	–	–	–	–	88

– treasury shares used for share option schemes	–	–	–	–	–	–	9	(16)

Dividends and other appropriations

– ordinary shares	–	–	–	–	–	–	–	(4,747)

Purchase of own shares

– held in employee share ownership trusts	–	–	–	–	–	–	(17)	–

Other movements	–	–	–	–	–	–	119	(115)

31 December 2020	(6,830)	(504)	(18)	179	573	(6,600)	(5,150)	47,191

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	203

18 Capital and Reserves Continued

							Retained earnings

	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m

1 January 2019	(914)	(177)	6	179	573	(333)	(5,242)	43,799

Comprehensive income and expense

Profit for the year	–	–	–	–	–	–	–	5,704

Differences on exchange	(2,948)	–	–	–	–	(2,948)	–	–

Cash flow hedges

– net fair value losses	–	(246)	–	–	–	(246)	–	–

– reclassified and reported in profit for the year	–	53	–	–	–	53	–	–

Net investment hedges

– net fair value gains	21	–	–	–	–	21	–	–

– differences on exchange on borrowings	(18)	–	–	–	–	(18)	–	–

Associates – share of OCI, net of tax (note 5)	(115)	–	–	–	–	(115)	–	–

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	56	–	–	–	56	–	–

Retirement benefit schemes

– net actuarial losses (note 11)	–	–	–	–	–	–	–	(582)

– surplus recognition (note 11)	–	–	–	–	–	–	–	(7)

Associates – share of OCI, net of tax (note 5)	–	–	7	–	–	7	–	–

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	75

Other changes in equity

Cash flow hedges reclassified and reported in total assets	–	(32)	–	–	–	(32)	–	–

Employee share options

– value of employee services	–	–	–	–	–	–	–	115

Dividends and other appropriations

– ordinary shares	–	–	–	–	–	–	–	(3,476)

Purchase of own shares

– held in employee share ownership trusts	–	–	–	–	–	–	(117)	–

Other movements	–	–	–	–	–	–	98	(133)

31 December 2019	(3,974)	(346)	13	179	573	(3,555)	(5,261)	45,495

204	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

18 Capital and Reserves Continued

							Retained earnings

	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m

31 December 2017	(4,029)	(132)	17	179	573	(3,392)	(5,195)	42,130

Accounting policy change (IFRS 9) (note 30)	–	–	(9)	–	–	(9)	–	(29)

1 January 2018	(4,029)	(132)	8	179	573	(3,401)	(5,195)	42,101

Comprehensive income and expense

Profit for the year	–	–	–	–	–	–	–	6,032

Differences on exchange	3,861	–	–	–	–	3,861	–	–

Cash flow hedges

– net fair value losses	–	(58)	–	–	–	(58)	–	–

– reclassified and reported in profit for the year	–	17	–	–	–	17	–	–

Investments held at fair value

– reclassified and reported in retained earnings	–	–	(8)	–	–	(8)	–	8

Net investment hedges

– net fair value losses	(472)	–	–	–	–	(472)	–	–

– differences on exchange on borrowings	(236)	–	–	–	–	(236)	–	–

Associates – share of OCI, net of tax (note 5)	(38)	–	–	–	–	(38)	–	–

Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	–	18	–	–	–	18	–	–

Retirement benefit schemes

– net actuarial gains	–	–	–	–	–	–	–	138

– surplus recognition	–	–	–	–	–	–	–	4

Associates – share of OCI, net of tax (note 5)	–	–	6	–	–	6	–	–

Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	–	–	–	–	–	–	–	(33)

Other changes in equity

Cash flow hedges reclassified and reported in total assets	–	(22)	–	–	–	(22)	–	–

Employee share options

– value of employee services	–	–	–	–	–	–	–	121

Dividends and other appropriations

– ordinary shares	–	–	–	–	–	–	–	(4,463)

Purchase of own shares

– held in employee share ownership trusts	–	–	–	–	–	–	(139)	–

Non-controlling interests – acquisitions	–	–	–	–	–	–	–	(11)

Other movements	–	–	–	–	–	–	92	(98)

31 December 2018	(914)	(177)	6	179	573	(333)	(5,242)	43,799

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	205

18 Capital and Reserves Continued

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

Of the amounts reclassified from the hedging reserve and reported in profit for the year, a gain of £16 million (2019: £12 million gain; 2018: £15 million gain) and a gain of £19 million (2019: £3 million gain; 2018: £23 million gain) were reported within revenue and raw materials and consumables, respectively, together with a loss of £2 million (2019: £11 million gain; 2018: £7 million loss) reported in other operating expenses and a gain of £57 million (2019: £27 million gain; 2018: £14 million loss) reported within net finance costs.

The Group hedges certain foreign currency denominated borrowings with cross-currency interest rate swaps. As permitted by IFRS 9 Financial Instruments, the foreign currency basis spreads have been separated from the hedging instrument and are recognised in reserves as a ‘cost of hedging’ and are reclassified to the income statement in the same period in which profit and loss is affected by the hedged expected cashflows as a component of the associated interest expense. The basis spreads are disclosed within hedging reserves as they are not material. Included within the balance of hedging reserves at 31 December 2020 is an accumulated gain of £9 million (2019: £14 million; 2018: £20 million) in respect of the cost of hedging.

iii. Fair value reserve:

The fair value reserve is explained in the accounting policy on financial instruments in note 1. Fair value gains and losses arising from investments held at fair value through other comprehensive income are recognised in this reserve.

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

vi. Treasury shares:

Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,836 million (2019: £4,845 million; 2018: £4,845 million) for shares repurchased and not cancelled and £314 million (2019: £416 million; 2018: £397 million) in respect of the cost of own shares held in employee share ownership trusts. The reduction in the shares repurchased and not cancelled is primarily due to shares reissued to satisfy the vesting of US share options.

The share buy-back programme was suspended from 30 July 2014. As at 31 December 2020, treasury shares include 6,053,158 (2019: 8,275,677; 2018: 7,536,408) shares held in trust and 162,347,246 (2019: 162,645,590; 2018: 162,645,590) shares repurchased and not cancelled as part of the Company’s share buy-back programme. From March 2020 the Company has utilised shares acquired in the share buy-back programme to satisfy shared-based payment awards made to certain employees.

Taxation in equity

The tax attributable to components of other comprehensive income is as follows:

	2020 £m	2019 £m	2018 £m

Hedging reserve

Cash flow hedges – net fair value losses	44	56	18

	44	56	18

Retained earnings

– actuarial (gains)/losses in respect of subsidiaries	(26)	75	(33)

	(26)	75	(33)

Owners of the parent	18	131	(15)

Non-controlling interests	–	–	–

Total tax recognised in other comprehensive income for the year (note 6(f))	18	131	(15)

206	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

18 Capital and Reserves Continued

(d) Non-controlling interests

Movements in non-controlling interests primarily relate to profit for the year and dividends (reported as a movement in retained earnings) and differences on exchange arising from the translation into sterling (reported as a movement in other reserves). Information on subsidiaries with material non-controlling interests is provided in note 28.

(e) Dividends and other appropriations

With effect from 1 January 2018, the Company pays interim dividends on a quarterly basis. The interim quarterly dividend payment for the year ended 31 December 2019 of 210.4p per ordinary share (31 December 2018: 203.0p per ordinary share) was payable in four equal instalments: amounts payable in May 2020 of £1,185 million (May 2019: £1,157 million), August 2020 of £1,195 million (August 2019: £1,159 million), November 2020 of £1,206 million (November 2019: £1,160 million) and £1,203 million in February 2021 (February 2020: £1,161 million) respectively. The total dividends recognised as an appropriation from reserves in 2020 was £4,747 million (2019: £3,476 million).

As described in last year’s annual report, the Group revised in 2019 the recognition of the dividend. From 2019, the Group recognises interim dividends as a liability in the Group’s financial statements in the period in which they are paid. Prior to this, interim dividends were recognised when confirmed by the Directors of the Company.

The Board has declared an interim dividend of 215.6p per ordinary share of 25p, for the year ended 31 December 2020, payable in four equal quarterly instalments of 53.9p per ordinary share in May 2021, August 2021, November 2021 and February 2022. These payments will be recognised as appropriations from reserves in 2021 and 2022. The total amount payable is estimated to be £4,946 million based on the number of shares outstanding at the date of these accounts.

19 Borrowings

	Currency	Maturity dates	Interest rates	2020 £m	2019 £m

Eurobonds	Euro	2021 to 2045	0.9% to 4.9%	8,875	7,591

	Euro	2021	3m EURIBOR +50bps	984	931

	UK sterling	2021 to 2055	1.8% to 7.3%	4,590	4,161

	Swiss franc	2021 to 2026	0.6% to 1.4%	540	510

Bonds issued pursuant to Rules under the US Securities Act (as amended)	US dollar	2022 to 2050	1.7% to 8.1%	25,461	23,805

	US dollar	2022	USD 3m LIBOR + 88bps	548	1,325

Bonds and notes				40,998	38,323

Commercial paper				–	1,056

Other loans				1,929	4,624

Bank loans				317	293

Bank overdrafts				249	491

Lease liabilities				475	579

				43,968	45,366

Other loans primarily comprise £1,929 million (2019: £3,859 million) relating to a term loan maturing in January 2022 and £nil (2019: £745 million) relating to bilateral facilities. Commercial paper is issued at competitive rates to meet short-term borrowing requirements as and when needed.

Current borrowings per the balance sheet include interest payable of £499 million at 31 December 2020 (2019: £474 million).

Included within borrowings are £5,356 million (2019: £5,136 million) of borrowings subject to fair value hedges where their amortised cost has been increased by £173 million (2019: £210 million) in the table above.

The fair value of borrowings is estimated to be £47,029 million (2019: £45,674 million) of which £44,059 million (2019: £38,631 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy and £2,970 million (2019: £7,043 million) has been calculated based on discounted cash flow analysis and is within level 3 of the fair value hierarchy.

Amounts secured on Group assets including property, plant and equipment, inventory and receivables as at 31 December 2020 are £21 million (2019: £88 million). The majority of lease liabilities are also secured against the associated assets.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	207

19 Borrowings Continued

Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2020 £m	2019 £m	2020 £m	2019 £m

Within one year	4,041	7,562	4,901	8,926

Between one and two years	4,049	2,947	5,355	4,181

Between two and three years	2,587	6,992	3,829	8,215

Between three and four years	3,854	2,505	5,095	3,529

Between four and five years	4,108	3,173	5,025	3,871

Beyond five years	25,329	22,187	35,848	32,176

	43,968	45,366	60,053	60,898

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	US dollar £m	UK sterling £m	Euro £m	Other currencies £m	Total £m

31 December 2020

Total borrowings	32,000	2,700	452	8,221	595	43,968

Effect of derivative financial instruments

– cross-currency swaps	3,795	–	(450)	(3,536)	(265)	(456)

– forward foreign currency contracts	593	(460)	–	(520)	394	7

	36,388	2,240	2	4,165	724	43,519

31 December 2019

Total borrowings	32,536	2,772	451	8,919	688	45,366

Effect of derivative financial instruments

– cross-currency swaps	3,946	–	(450)	(3,432)	(249)	(185)

– forward foreign currency contracts	(610)	(213)	–	440	372	(11)

	35,872	2,559	1	5,927	811	45,170

The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m

31 December 2020

Total borrowings	6,519	1,568	2,594	3,855	4,108	25,324	43,968

Effect of derivative financial instruments

– interest rate swaps	219	(219)	–	–	–	–	–

– cross-currency swaps	454	–	(744)	–	(23)	(143)	(456)

	7,192	1,349	1,850	3,855	4,085	25,181	43,512

31 December 2019

Total borrowings	11,145	1,888	4,432	2,451	3,161	22,289	45,366

Effect of derivative financial instruments

– interest rate swaps	1,794	(508)	(226)	–	–	(1,060)	–

– cross-currency swaps	1,335	(758)	–	(649)	–	(115)	(187)

	14,274	622	4,206	1,802	3,161	21,114	45,179

208	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

19 Borrowings Continued

Lease liabilities are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2020 £m	2019 £m	2020 £m	2019 £m

Within one year	137	154	156	178

Between one and two years	98	120	114	138

Between two and three years	71	92	80	100

Between three and four years	47	64	55	72

Between four and five years	35	43	41	51

Beyond five years	87	106	104	135

	475	579	550	674

For more information on leasing arrangements refer to note 9(b).

The Group’s undrawn committed borrowing facilities (note 22) amount to £9,366 million (2019: £6,000 million) with £6,366 million maturing within one year (2019: £3,000 million maturing within one year) and with £3,000 million maturing between four and five years (2019: £3,000 million maturing between one and two years).

The Group defines net debt as follows:

	2020 £m	2019 £m

Borrowings (excluding lease liabilities)*	43,493	44,787

Lease liabilities	475	579

Derivatives in respect of net debt (note 15)	(346)	(143)

Cash and cash equivalents (note 17)	(3,139)	(2,526)

Current investments held at fair value (note 14)	(242)	(123)

	40,241	42,574

*  Borrowings as at 31 December 2020 include £790 million (2019: £848 million) in respect of the purchase price adjustments relating to the acquisition of Reynolds American.

The movements in net debt are presented below along with a reconciliation to the financing activities in the Group Cash Flow Statement:

	2020 £m
	Opening balance	Subsidiaries acquired	Cash flow	Foreign exchange	Fair value, accrued interest and other	Closing balance

Borrowings (excluding lease liabilities)	44,787	–	(1,049)	(195)	(50)	43,493

Lease liabilities	579	1	(164)	(24)	83	475

Derivatives in respect of net debt (note 15)	(143)	–	(240)	(134)	171	(346)

Cash and cash equivalents (note 17)	(2,526)	(96)	(768)	264	(13)	(3,139)

Current investments held at fair value (note 14)	(123)	–	(119)	20	(20)	(242)

	42,574	(95)	(2,340)	(69)	171	40,241

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	209

19 Borrowings Continued

	2019 £m
	Opening balance	Accounting policy change (IFRS 16) (note 30)	Subsidiaries acquired	Cash flow	Foreign exchange	Fair value, accrued interest and other	Closing balance

Borrowings (excluding lease liabilities)	47,495	–	–	(1,176)	(1,536)	4	44,787

Lease liabilities	14	607	3	(154)	(30)	139	579

Derivatives in respect of net debt (note 15)	(378)	–	–	(391)	598	28	(143)

Cash and cash equivalents (note 17)	(2,602)	–	–	17	57	2	(2,526)

Current investments held at fair value (note 14)	(178)	–	–	95	38	(78)	(123)

	44,351	607	3	(1,609)	(873)	95	42,574

‘Fair value, accrued interest and other’ movements in lease liabilities in 2020 mainly comprise additions of £85 million (2019: £135 million) (net of reassessments, modifications and terminations), see note 9(a). The £20 million movement (2019: £78 million increase) in current investments held at fair value represents the fair value gains for these investments.

	2020 £m	2019 £m

Cash flows per net debt statement	(2,340)	(1,609)

Non-financing cash flows included in net debt	1,129	(329)

Interest paid	(1,737)	(1,601)

Interest element of lease liabilities	(26)	(32)

Remaining cash flows relating to derivative financial instruments	(43)	(173)

Purchases of own shares held in employee share ownership trusts	(18)	(117)

Dividends paid to owners of the parent	(4,745)	(4,598)

Capital injection from non-controlling interests	17	20

Dividends paid to non-controlling interests	(136)	(157)

Other	2	3

Net cash used in financing activities per cash flow statement	(7,897)	(8,593)

210	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

20 Provisions for Liabilities

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	Other provisions £m	Total £m

1 January 2020	298	28	73	659	1,058

Differences on exchange	5	(2)	–	(57)	(54)

Subsidiaries acquired	–	–	–	6	6

Provided in respect of the year	60	19	–	312	391

– in respect of MSA litigation (Texas, Minnesota, Mississippi)	–	–	–	212	212

– in respect of other	60	19	–	100	179

Utilised during the year	(122)	(7)	(3)	(284)	(416)

– in respect of excise dispute in Russia	–	–	–	(226)	(226)

– in respect of other	(122)	(7)	(3)	(58)	(190)

31 December 2020	241	38	70	636	985

Analysed on the balance sheet as

– current	165	23	1	409	598

– non-current	76	15	69	227	387

	241	38	70	636	985

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	Other provisions £m	Total £m

1 January 2019	127	33	108	381	649

Differences on exchange	(11)	(1)	–	(17)	(29)

Provided in respect of the year	235	9	–	793	1,037

– in respect of Quebec Class Action	–	–	–	436	436

– in respect of excise dispute in Russia	–	–	–	252	252

– in respect of other	235	9	–	105	349

Utilised during the year	(53)	(13)	(35)	(498)	(599)

– in respect of Quebec Class Action	–	–	–	(436)	(436)

– in respect of other	(53)	(13)	(35)	(62)	(163)

31 December 2019	298	28	73	659	1,058

Analysed on the balance sheet as

– current	203	14	6	447	670

– non-current	95	14	67	212	388

	298	28	73	659	1,058

The restructuring provisions relate to the restructuring and integration costs incurred and are reported as adjusting items. The principal restructuring activities in 2020 and 2019 are as described in note 3(e). While some elements of the non-current provisions of £76 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 88% of these non-current provisions will unwind within five years.

Employee-related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, and ‘jubilee’ payments due after a certain service period. It is estimated that approximately 61% of the non-current provisions of £15 million will unwind within five years.

A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 27. This agreement led to payments of £2 million in 2020 (2019: £32 million). In addition, the Group incurred legal costs of £1 million (2019: £3 million), which were also charged against the provision. It is expected that the non-current provision will unwind within five years.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	211

20 Provisions for Liabilities Continued

Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories, such as sales returns and onerous contracts, together with amounts in respect of supplier, excise and other disputes.

The nature of the amounts provided in respect of disputes is such that the extent and timing of cash flows are difficult to estimate and the ultimate liability may vary from the amounts provided. Other provisions also include a provision for interest of £129 million in relation to the Franked Investment Income Group Litigation Order (FII GLO), as mentioned in notes 4(b) and 6(b).

In 2020, the Group recognised a provision of US$272 million (£212 million) in relation to the ITG MSA litigation agreements with the states of Texas, Minnesota and Mississippi. Further details are provided in note 27.

On 1 March 2019, the Quebec Court of Appeal in Montreal upheld the Superior Court’s decision of May 2015 (reducing ITCAN’s share of the judgment due to a change in interest computation to a maximum of CAD$9.2 billion). The Court of Appeal also upheld the previously stated requirements for the defendants to deposit CAD$1.1 billion into an escrow account. The Board of Directors of ITCAN reassessed the recoverability of the litigation related deposit and, accordingly, the Group recognised a charge against the income statement of CAD$758 million (£436 million) in 2019, reflecting the amount of the judgment that is considered to be probable and estimable in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Consequently, the Group utilised the litigation related deposit which was shown as a receivable at 31 December 2018 (within trade and other receivables) against the current estimate of the liability and both the provision and litigation related deposit were reduced accordingly. Further details are provided in note 27.

In 2019, the Group recognised a provision of £252 million in relation to the Russia excise dispute. The provision was utilised in January 2020, when the tax claim was paid.

Amounts provided above are shown net of reversals of unused provisions which include reversals of £72 million (2019: £18 million) for restructuring of existing businesses, £4 million (2019: £3 million) for employee benefits and £125 million (2019: £97 million) for other provisions, of which £4 million (2019: £10 million) was reclassified to trade and other payables.

21 Trade and Other Payables

	2020 £m	2019 £m
Trade payables	3,722	3,453

Duty, excise and other taxes	3,410	3,852

Accrued charges and deferred income	2,228	2,037

FII GLO deferred income (note 6(b))	963	963

Social security and other taxation	53	51

Sundry payables	381	405

	10,757	10,761
Current	9,693	9,727

Non-current	1,064	1,034

	10,757	10,761

As explained in note 13, the Group acts as a collection agent for banks and other financial institutions in certain debt factoring arrangements. The cash collected in respect of these arrangements that has not yet been remitted amounts to £128 million (2019: £115 million) and is included in sundry payables.

In addition, the Group has certain Supply Chain Financing (SCF) or ‘reverse factoring’ arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a bank or other financial institution prior to their due date. Management has determined that the Group’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Group’s perspective, remain unaltered, with only the ultimate payee being changed. At 31 December 2020, the value of amounts payable under the SCF programmes was £48 million (2019: £71 million). The cash outflows in respect of these arrangements have been recognised within operating cash flows.

Accrued charges and deferred income include £nil of deferred income (2019: £4 million) and £55 million (2019: £61 million) in respect of interest payable mainly related to tax matters. FII GLO deferred income of £963 million relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (note 6(b)). Amounts payable to related parties including associated undertakings are shown in note 26.

There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.

Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 5% in other currencies (2019: less than 6% in other currencies).

212	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

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

The Group defines capital as net debt (note 19) and equity (note 18). There are no externally imposed capital requirements for the Group. Group policies include a set of financing principles that provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2020 is 3.6% (2019: 3.3%).

The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:

Liquidity risk

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2020, the average centrally managed debt maturity was 9.9 years (2019: 9.1 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 16.4% (2019: 18.6%).

It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion US commercial paper (US CP) programme) and the Group £3 billion euro commercial paper (ECP) programme are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c.. At 31 December 2020, commercial paper of £nil was outstanding (2019: £1,056 million).

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

The Group continues to target a solid investment-grade credit rating. In January 2017, Moody’s and S&P revised the Group’s rating to Baa2 and BBB+ with stable outlook, respectively, following the announcement of the Reynolds American acquisition. The Group’s strategy is to continue deleveraging and is seeking to recover to Baa1/BBB+ in the medium term. The Group is confident of its continued ability to successfully access the debt capital markets for future refinancing requirements.

As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2020, the Group does not have any investments in money market funds (2019: £nil).

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

In March 2020, the Group refinanced its £6 billion revolving credit facility consisting of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options). The facility no longer contains a financial covenant. Subsequent to the year-end, in February 2021, the Group extended £2.85 billion of the 364-day tranche from March 2021 to March 2022 and £2.85 billion of the five-year tranche from March 2025 to March 2026 (£3 billion of this tranche remains available until March 2025). As at 31 December 2020, the facility remains undrawn.

In March and April 2020, the Group arranged short-term bilateral facilities with core relationship banks for a total amount of approximately £4.8 billion, strengthening the Group’s liquidity position and further mitigating liquidity risks during the COVID-19 crisis. The bilateral facilities have since been reduced to a total amount of approximately £3.4 billion. At 31 December 2020, these facilities were undrawn.

In April 2020, the Group accessed the US dollar market under its SEC Shelf Programme, raising a total of US$2.4 billion across three tranches. Additionally, the Group accessed the European market under its EMTN Programme, raising a total of €1.7 billion across two tranches.

In May and June 2020, the Group repaid US$750 million and US$770.8 million bonds at maturity, respectively. Additionally, in June 2020, the Group raised £500 million in the Sterling market under its EMTN Programme.

In July 2020, the Group repaid a €600 million bond and a £1.9 billion term loan at maturity, and in August 2020, the Group repaid a US$1 billion bond at maturity.

In September 2020, the Group accessed the US dollar market under its SEC Shelf programme, raising a total of US$6.25 billion across five tranches. The Group also made a tender offer to repurchase portions of seven series of bonds prior to their maturities. The tender offer was completed in October 2020, totalling US$3.2 billion under five series of bonds, £70 million and €100 million under two separate series of bonds, all of which would have otherwise matured in 2021 and 2022.

In October 2020, the Group exercised the make whole redemption provision to fully redeem the remaining amounts outstanding following the tender offer on three series of bonds that would have otherwise matured in 2022. In November 2020, the balance outstanding on these bonds was repurchased, totalling US$597.6 million.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	213

22 Financial Instruments and Risk Management Continued

Subsequent to the balance sheet date, at the end of February 2021, the Group anticipates repaying a €650 million bond at maturity.

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

The Group accessed the US dollar bond market through the SEC shelf programme in September 2019, successfully raising US$3.5 billion across four tranches.

In September 2019, the Group repaid a US$650 million bond at maturity.

As part of the liquidity management strategy, the Group redeemed prior to their maturity a US$2.25 billion bond in September 2019 and a US$1.25 billion bond in November 2019, that would have otherwise matured in 2020.

In December 2019, the Group repaid a £500 million bond at maturity.

Currency risk

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian rouble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian rupee. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2020, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 63% US dollar (2019: 59%), 13% euro (2019: 13%), 19% sterling (2019: 21%) and 5% other currencies (2019: 7% other currencies).

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

A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £61 million lower (2019: £16 million lower; 2018: £33 million higher) and items recognised directly in other comprehensive income being £57 million higher (2019: £22 million lower; 2018: £384 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £74 million higher (2019: £20 million higher; 2018: £41 million lower) and items recognised directly in other comprehensive income being £70 million lower (2019: £27 million higher; 2018: £469 million lower).

The exchange sensitivities on items recognised directly in other comprehensive income relate to hedging of certain net asset currency positions in the Group, as well as on cash flow hedges in respect of future transactions, but do not include sensitivities in respect of exchange on non-financial assets or liabilities.

214	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

22 Financial Instruments and Risk Management Continued

Interest rate risk

The objectives of the Group’s interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.

During 2020, the Group financial covenant being gross interest cover was removed from the centrally managed banking facilities.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. At 31 December 2020, the relevant ratios of floating to fixed rate borrowings were 7:93 (2019: 18:82) on a net basis. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps to vary the fixed and floating mix, or forward starting swaps to manage the refinancing risk. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of interest rates in respect of financial assets and liabilities of the Group. All other variables are held constant, although, in practice, market rates rarely change in isolation. For the purposes of this sensitivity analysis, financial assets and liabilities with fixed interest rates are not included. The Group considers a 100 basis point change in interest rates a reasonably possible change except where rates are less than 100 basis points. In these instances it is assumed that the interest rates increase by 100 basis points and decrease to zero for the purpose of performing the sensitivity analysis. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 100 basis point increase in interest rates would result in pre-tax profit being £31 million lower (2019: £143 million lower; 2018: £90 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being £29 million higher (2019: £108 million higher; 2018: £74 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.

In accordance with the UK Financial Conduct Authority’s announcement on 27 July 2017, LIBOR and other benchmark rates are expected to be discontinued after 2021. The Group has early adopted the Phase 2 Amendments to IFRS 9 Financial Instruments in respect of disclosures and other accounting matters relating to Interest Rate Benchmark Reform.

As at 31 December 2020, the Group has floating rate borrowings with nominal value of £1,929 million and US$750 million (£549 million) that are due to mature in January 2022 and August 2022 respectively. The Group assessed the impact on these borrowings consequent to Interest Rate Benchmark Reform and concluded that they are not significant.

Additionally, the Group has a total of nine derivatives (five interest rate swaps and four cross-currency interest rate swaps) that may be impacted by Interest rate Benchmark Reform of which two are free standing derivatives maturing in January 2023 and seven derivatives which are in a fair value hedge relationship that are maturing in June 2022 and October 2023. The Group believes that the hedge relationships on these derivatives will continue with the resulting ineffectiveness likely to be immaterial.

The Group’s syndicated revolving credit facility (undrawn at 31 December 2020) has references to USD LIBOR, EURIBOR and GBP LIBOR. This facility includes market standard LIBOR replacement language. Following 1 June 2021, the agreement will adopt SOFR and SONIA as the alternative benchmark rates in respect of USD LIBOR and GBP LIBOR, respectively.

In January 2021, the Group confirmed adherence to the ISDA 2020 IBOR Fallbacks Protocol as published by the International Swaps and Derivatives Association, Inc. (ISDA) on 23 October 2020 (the Protocol), ensuring that appropriate fallback rates can apply to derivatives in the event of LIBOR discontinuation.

The Group believes that any outstanding contracts on 1 January 2022 with interest rates based on LIBOR benchmarks will adequately provide for alternate calculations of interest in the event that they are unavailable.

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

With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. The Group has entered into short-term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £88 million (2019: £54 million). In addition, the Group has entered into guarantee arrangements to support short-term bank credit facilities with certain distribution and supply chain partners. The maximum exposure under the arrangements would be £36 million (2019: £54 million).

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	215

22 Financial Instruments and Risk Management Continued

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

In accordance with the Group Treasury Policy, the exact hedge ratios and profile of a hedge relationship will depend on several factors, including the desired degree of certainty and reduced volatility of net interest costs and market conditions, trends and expectations in the relevant markets. The sources of ineffectiveness include spot and forward differences, impact of time value and timing differences between periods in the hedged item and hedging instrument.

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

Fair value hierarchy

The following table presents the Group’s financial assets and liabilities that are measured at fair value in accordance with IFRS 13 classification hierarchy:

	2020				2019

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Assets at fair value

Investment held at fair value (note 14)	171	–	93	264	78	–	57	135

Derivatives relating to

– interest rate swaps (note 15)	–	65	–	65	–	180	–	180

– cross-currency swaps (note 15)	–	444	–	444	–	305	–	305

– forward foreign currency contracts (note 15)	–	288	–	288	–	280	–	280

Assets at fair value	171	797	93	1,061	78	765	57	900

Liabilities at fair value

Derivatives relating to

– interest rate swaps (note 15)	–	53	–	53	–	255	–	255

– cross-currency swaps (note 15)	–	–	–	–	–	84	–	84

– forward foreign currency contracts (note 15)	–	266	–	266	–	129	–	129

Liabilities at fair value	–	319	–	319	–	468	–	468

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

216	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

22 Financial Instruments and Risk Management Continued

Netting arrangements of derivative financial instruments

The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

	2020			2019
	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m

Financial assets

– Derivative financial instruments (note 15)	797	(237)	560	765	(291)	474

Financial liabilities

– Derivative financial instruments (note 15)	(319)	237	(82)	(468)	291	(177)

	478	–	478	297	–	297

*	No financial instruments have been offset in the Group balance sheet.

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

The hedged items by risk category are presented below:

	2020
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve (gross of tax) £m

Fair value hedges

Interest rate risk

– borrowings (liabilities)	5,356	173	Borrowings	(57)

Cash flow hedges

Interest rate risk

– borrowings (liabilities)	2,816		Borrowings	155	(628)

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	217

22 Financial Instruments and Risk Management Continued

	2019
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve (gross of tax) £m

Fair value hedges

Interest rate risk

– borrowings (liabilities)	5,136	210	Borrowings	(9)

Cash flow hedges

Interest rate risk

– borrowings (liabilities)	4,013		Borrowings	163	(308)

– derivative financial instruments (assets)*	2		Derivative financial instruments	–	–

– derivative financial instruments (liabilities)*	(49)		Derivative financial instruments	1	(1)

*

In 2019, the carrying value reported for derivative financial instruments represents the aggregated exposure as at the balance sheet date. For assets, the gross nominal value amounted to £226 million and for liabilities, the gross nominal value amounted to £932 million.

£392 million (2019: £372 million) of the Group’s borrowings are designated as net investment hedge instruments of the Group’s net investments in foreign operations. In line with the Group’s risk management policies, the net investment hedge relationships are reviewed periodically. A number of these relationships had matured in 2019. The change in the value used for calculating hedge ineffectiveness for hedged items designated under net investment hedge relationships is £21 million (2019: £22 million).

As at 31 December 2020, the total balance of the cash flow hedge reserve was a loss of £504 million (2019: loss of £346 million) including a loss of £628 million (2019: loss of £309 million) in relation to interest rate exposure and foreign currency exposure arising from borrowings held by the Group, £nil (2019: loss of £160 million) in relation to interest rate exposure on forecasted borrowings, and a gain of £139 million (2019: gain of £105 million) in relation to deferred tax arising from cash flow hedges. The remainder related to the Group’s foreign currency exposure on forecasted transactions, and cost of hedging (note 18(c)(ii)).

23 Business Combinations, Disposals and Other Changes in the Group

(a) Acquisitions

The Group acquired certain businesses and other tobacco assets as noted below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.

On 12 November 2020, the Group acquired 100% of the share capital in Eastern Tobacco Company for Trading, formerly known as Rafique Mohammed Sudki Jad Establishment for Trading when acting as BAT’s distributor in Saudi Arabia (KSA), for £50 million (SAR 246 million). Goodwill of £36 million, representing anticipated synergies, and trademarks and similar intangibles of £39 million, as well as £96 million of cash and cash equivalents, were recognised on acquisition. The transaction is expected to enable the Group to take ownership of its route to market in KSA.

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Proprietary Limited, a South African e-cigarette/nicotine vapour company with a market share of circa 70% within South Africa and a leading presence in shopping malls via its branded kiosks outlets. Completion of the proposed acquisition was conditional upon South African anti-trust clearance, which was given in the second half of 2019 and BAT acquired control on 30 September 2019 for a purchase price of £25 million of which £6 million is deferred and contingent upon future performance in the market. Goodwill of £12 million, representing a strategic premium to enter this segment of the South African vapour market, and trademarks and similar intangibles of £15 million were recognised on acquisition. Due to difficult trading conditions, the goodwill was fully impaired in 2020 and deferred consideration adjusted by £3 million.

On 8 April 2019, the Group via its US subsidiary R.J. Reynolds Vapor Company (RJR Vapor), acquired a 45% stake in VapeWild Holdings LLC, a vertically integrated vapour manufacturer and retailer with 13 branded vape shops and an e-commerce platform focused on its own branded liquids, for US$40 million. This was followed by a further acquisition of 15% on 24 June 2019 for US$8 million, giving the Group a 60% interest in the target for US$48 million (£36 million). The Group has accounted for these investments as a single transaction and has consolidated VapeWild as a subsidiary from the date of the first investment. Goodwill of £11 million, representing a strategic premium to enter this segment of the US vapour market, and trademarks and similar intangibles of £39 million were recognised on acquisition. Following the announcements with regards to flavours in vapour in the US, goodwill was impaired in full in 2019. The business was subsequently discontinued and liquidation proceedings commenced in December 2020.

218	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

23 Business Combinations, Disposals and Other Changes in the Group Continued

On 22 November 2018, the Group completed the acquisition of Quantus Beteiligungs-und Beratungsgesellschaft mbH, Germany’s leading vapour retail chain trading as ‘Highendsmoke’, from a private shareholder. The fair value of consideration payable was £21 million. Goodwill of £11 million, representing a strategic premium to enter the German vapour retail market, and trademarks and similar intangibles of £13 million were recognised on acquisition. As explained in note 8, at the end of 2019, acquired goodwill and intangibles were fully impaired.

On 26 September 2018, as part of an agreement to acquire an additional 44% stake in the Myanmar business, the Group acquired the business and individual assets of a local distributor, Star Way Limited, from IMU Enterprises Limited for £6 million. Goodwill of £3 million, representing anticipated synergies, was recognised on acquisition.

On 5 May 2017, the Group acquired certain tobacco assets, including a distribution company, Express Logistic and Distribution EOOD (ELD), from Bulgartabac Holding AD in Bulgaria. The assets acquired, including brands and other intangibles of £117 million, were purchased for a total consideration of £110 million, of which £28 million was contingent upon future performance in the market. £14 million of this was paid during 2018 and £13 million of this was paid during 2019. Subsequently, ELD was disposed of in 2019 at carrying value.

On 4 January 2017, the Group completed the acquisition of 100% of Winnington Holding AB, a Swedish manufacturer of ‘white’ snus, for a purchase price of £31 million. Goodwill of £8 million and brands and similar intangibles of £28 million were recognised. £8 million of the consideration was contingent on post-acquisition targets being met and was substantially settled in January 2019.

On 30 December 2015, the Group acquired 100% of the CHIC Group from private shareholders. The fair value of the consideration payable was £82 million, of which £30 million was contingent on achievement of certain post-acquisition targets. £6 million of this was paid during 2016, £13 million during 2017 and £1 million in final settlement in 2018.

On 17 November 2015, the Group acquired 100% of Blue Nile Cigarette Company Limited from a private shareholder. The fair value of the consideration payable was £45 million of which £8 million was contingent on achievement of certain post-acquisition targets. Subsequent payments in respect of this were £1 million in 2016, £5 million in 2017, £1 million in 2018 and £1 million in 2019.

On 30 September 2015, the Group acquired TDR and other tobacco and retail assets from Adris Grupa d.d. (Adris) for a total enterprise value of €550 million. Part of the consideration was contingent upon certain targets being met post-acquisition, and £5 million of this was paid in January 2017. In 2019, the Group reached an agreement with Adris regarding the level of contingent consideration such that any remaining amounts would not be paid by the Group and the Group received €3 million in full and final settlement of all claims between Adris and the Group. Consequently, €9 million of cash and deferred consideration was recognised as other income (note 3(e)).

(b) Non-controlling interests

In 2020, the Group made a capital contribution to Brascuba Cigarrillos S.A. at a cost of £17 million (2019: £20 million). This contribution was in proportion to a capital contribution made by the non-controlling interest to the company and as such, the Group’s shareholding remains unchanged.

In 2018, included in the acquisition of non-controlling interests are the purchases of the remaining shares in British American Tobacco Vranje a.d. in Serbia and an additional 44% stake in British American Tobacco Myanmar Limited. The financial impact of these transactions to the Group is immaterial individually and in aggregate.

(c) Other transactions

On 20 October 2020, the Group acquired the formulations, brands, associated know-how and other relevant assets owned by Dryft Sciences, LLC (DSL) relating to its white nicotine pouch products for consideration of up to US$150 million payable in accordance with the achievement of certain milestones. The transaction has been accounted for as an asset acquisition, rather than as a business combination, as the intellectual property and associated assets acquired do not represent an integrated set of activities required by IFRS for business combination accounting. Consequently, the consideration payable has been assigned to the acquired assets by relative fair value.

During 2020, the Group increased its ownership of a wholesale producer and distributor operating in the agriculture sector based in Uzbekistan, FE “Samfruit” JSC to 38.63%, for £5 million.

On 10 January 2019, the Group acquired a minority stake in AYR Limited, a vapour technology company based in the UK, for £8 million, with the potential to increase this in the future. The investment terms also provide for the Group and AYR to agree a commercial collaboration agreement under which the Group and AYR will jointly develop future vaping products.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	219

24 Share-Based Payments

The Group operates a number of share-based payment arrangements of which the two principal ones are:

Long-Term Incentive Plan (LTIP)

Awards granted in 2020 under the Long-Term Incentive Plan are the Performance Share Plan and the Restricted Share Plan with the following conditions:

Performance Share Plan (PSP): nil-cost options released three years from date of grant. Payout is subject to performance conditions based on earnings per share (40% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant) and net turnover (20% of grant) in 2020, 2019 and 2018. Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled PSP awards are granted in March each year.

Restricted Share Plan (RSP): Nil-cost options released three years from date of grant and may be subject to forfeit if a participant leaves employment before the end of the three-year holding period. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled RSP awards were granted in March.

Awards granted in 2018 and 2019 are nil-cost options exercisable after three years from date of grant with a contractual life of 10 years. The performance conditions and the dividend entitlement attached to these awards are identical to the PSP award mentioned above. Both equity and cash-settled LTIP awards were granted in March.

Following the acquisition of Reynolds American on 25 July 2017, underlying Reynolds American shares for LTIPs were replaced with BAT American Depositary Shares (ADS). LTIP awards for ADSs are measured against the performance conditions of Reynolds American at the maximum of 150% at the vesting date. Equity-settled LTIPs were granted by Reynolds American in March each year with options exercisable after three years from the date of grant with the payment made no later than 90 days from date of vesting. Participants are not entitled to dividends prior to exercise of the options.

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

Share-based payment expense

The amounts recognised in the income statement in respect of share-based payments were as follows:

	2020		2019		2018
	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m

LTIP (note (a))	36	–	58	1	70	–

DSBS (note (b))	44	3	50	4	44	2

Other schemes	8	–	7	–	7	–

Total recognised in the income statement (note 3(a))	88	3	115	5	121	2

220	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

24 Share-Based Payments Continued

Share-based payment liability

The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2020 and 2019:

	2020		2019
	Vested £m	Unvested £m	Vested £m	Unvested £m

LTIP	0.3	1.5	0.5	2.8

DSBS	0.2	5.7	0.3	6.2

Total liability	0.5	7.2	0.8	9.0

(a) Long-Term incentive Plan

Details of the movements for the equity- and cash-settled LTIP scheme during the years ended 31 December 2020 and 31 December 2019, were as follows:

	2020		2019
	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands

Outstanding at start of year	9,193	318	6,908	306

Granted during the period	3,856	109	4,552	202

Exercised during the period	(1,590)	(63)	(1,045)	(129)

Forfeited during the period	(1,459)	(90)	(1,222)	(61)

Outstanding at end of year	10,000	274	9,193	318

Exercisable at end of year	690	27	739	25

As at 31 December 2020, the Group has 10,000,000 shares (2019: 9,193,000 shares) outstanding which includes 2,876,738 shares (2019: 2,479,057 shares) which are related to Reynolds American LTIP awards from which nil shares (2019: 43,924 shares) are exercisable at the end of the year.

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £29.37 (2019: £28.31; 2018: £38.90) for equity-settled and £28.68 (2019: £30.87; 2018: £40.62) for cash-settled options.

The weighted average British American Tobacco p.l.c. share price for ADS on the New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled Reynolds American LTIP awards was US$40.04 (2019: US$36.35; 2018: US$51.43).

The outstanding shares for the year ended 31 December 2020 had a weighted average remaining contractual life of 8.1 years (2019: 8.2 years; 2018: 8.1 years) for the equity-settled scheme, 1.72 years for Reynolds American equity-settled scheme (2019: 1.93 years; 2018: 1.91 years) and 8.1 years (2019: 8.3 years; 2018: 8.1 years) for the cash-settled share-based payment arrangements.

(b) Deferred Share Bonus Scheme

Details of the movements for the equity- and cash-settled DSBS scheme during the years ended 31 December 2020 and 31 December 2019, were as follows:

	2020		2019
	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands

Outstanding at start of year	3,748	282	3,248	281

Granted during the period	1,829	109	2,097	202

Exercised during the period	(1,368)	(175)	(1,500)	(184)

Forfeited during the period	(68)	(16)	(97)	(17)

Outstanding at end of year	4,141	200	3,748	282

Exercisable at end of year	91	4	90	6

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	221

24 Share-Based Payments Continued

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £28.08 (2019: £28.40; 2018: £40.00) for equity-settled and £28.06 (2019: £30.06; 2018: £40.51) for cash-settled options.

The outstanding shares for the year ended 31 December 2020 had a weighted average remaining contractual life of 1.4 years (2019: 1.5 years; 2018: 1.3 years) for the equity-settled scheme and 1.4 years (2019: 1.5 years; 2018: 1.1 years) for the cash-settled scheme.

Valuation assumptions

Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

	2020		2019
	LTIP	DSBS	LTIP	DSBS

Expected volatility (%)	25.0	25.0	22.0	22.0

Average expected term to exercise (years)*	3.5 /3.0	3.0	3.5	3.0

Risk-free rate (%)	0.2	0.2	0.7	0.7

Expected dividend yield (%)	7.9	7.9	6.5	6.5

Expected dividend yield (%) – Management Board	7.9	7.9	6.0	6.0

Share price at date of grant (£)	26.33	26.33	30.83	30.83

Share price at date of grant (£) – Management Board	26.33	26.33	33.28	33.28

Fair value at grant date (£)*	21.23 / 20.76	20.76	21.93	25.35

Fair value at grant date (£) – Management Board*	21.23 / 20.76	20.76	24.03	25.35

*	Where two figures have been quoted for the Long Term Incentive Plan, the numbers relate to PSP and RSP awards, respectively.

Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2020 LTIP (PSP)	2019 LTIP

Average share price volatility FMCG comparator group (%)	21	18

Average correlation FMCG comparator group (%)	31	28

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

In addition to these valuation assumptions, LTIP awards, excluding RSP, contain earnings per share performance conditions. As these are non-market performance conditions they are not included in the determination of fair value of share options at the grant date, however they are used to estimate the number of awards expected to vest. This pay-out calculation is based on expectations published in analysts’ forecasts.

222	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

25 Group Employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 89,182 (2019: 94,846).

	2020 Number	2019 Number

United States	4,914	5,046

APME	12,703	14,910

AMSSA	17,869	18,638

ENA	23,957	25,505

Subsidiary undertakings	59,443	64,099

Associates	29,739	30,747

	89,182	94,846

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

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. The Group’s share of dividends from associates, included in other net income in the table below, was £394 million (2019: £239 million; 2018: £211 million).

	2020 £m	2019 £m	2018 £m

Transactions

– revenue	495	511	473

– purchases	(80)	(79)	(101)

– other net income	388	248	216

Amounts receivable at 31 December	33	42	26

Amounts payable at 31 December	(5)	(2)	(1)

During 2020, the Group made a capital contribution in Brascuba Cigarrillos S.A. at a cost of £17 million (2019: £20 million) and increased its ownership of FE “Samfruit” JSC to 38.63% for £5 million.

During 2020, there was a capital reduction in CTBAT International Limited of approximately US$171 million with funds due to be remitted prorate to investors in 2021.

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

	2020 £m	2019 £m	2018 £m

The total compensation for key management personnel, including Directors, was:

– salaries and other short-term employee benefits	17	26	21

– post-employment benefits	2	4	4

– share-based payments	13	23	18

	32	53	43

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	223

26 Related Party Disclosures Continued

The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chairman			Non-Executive Directors			Total
	2020 £’000	2019 £’000	2018 £’000	2020 £’000	2019 £’000	2018 £’000	2020 £’000	2019 £’000	2018 £’000	2020 £’000	2019 £’000	2018 £’000

Salary; fees; benefits; incentives

– salary	2,026	2,356	2,211							2,026	2,356	2,211

– fees				714	695	680	1,028	969	1,092	1,742	1,664	1,772

– taxable benefits	744	608	427	77	137	116	72	310	303	893	1,055	846

– short-term incentives	3,274	4,791	5,031							3,274	4,791	5,031

– long-term incentives	1,294	4,420	5,300							1,294	4,420	5,300

Sub-total	7,338	12,175	12,969	791	832	796	1,100	1,279	1,395	9,229	14,286	15,160

Pension; other emoluments

– pension	304	686	921							304	686	921

– other emoluments	20	47	50							20	47	50

Sub-total	324	733	971							324	733	971

Total emoluments	7,662	12,908	13,940	791	832	796	1,100	1,279	1,395	9,553	15,019	16,131

Aggregate gains on LTIP shares exercised in the year

	Award	Exercised LTIP shares	Exercise date	Price per share (£)	Aggregate gain (£)

Jack Bowles	27 March 2017	18,497	06 April 2020	29.62	547,881

Tadeu Marroco	27 March 2017	14,755	08 June 2020	31.23	460,799

LTIP – Value of awards 2017

	Shares	Price per share (£)[1]	Face value (£)

Jack Bowles	26,463	52.11	1,378,987

Tadeu Marroco	21,109	52.11	1,099,990

Note:

1. For information only as awards are made as nil-cost options.

Sharesave – Aggregate Gains 2020

	Award date	Shares	Exercise date	Price per share (£)	Aggregate gain (£)

Tadeu Marroco	23 March 2015	495	09 June 2020	30.26	0

Sharesave – Value of award 2015

	Shares	Price per share (£)	Face value (£)

Tadeu Marroco	495	30.26	14,979

224	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

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

5.

The plaintiffs in these cases seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, violations of unfair and deceptive trade practices statutes, conspiracy, public nuisance, medical monitoring and violations of competition and antitrust laws. The plaintiffs seek various forms of relief, including compensatory and, where available, punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, attorneys’ fees, and injunctive and other equitable relief.

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

8.

Group companies generally do not settle claims. However, Group companies may enter into settlement discussions in some cases, if they believe it is in their best interests to do so. Exceptions to this general approach include, but are not limited to, actions taken pursuant to ‘offer of judgment’ statutes and Filter Cases, as defined below. An ‘offer of judgment,’ if rejected by the plaintiff, preserves the Group’s right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations. Other settlements by Group companies include the State Settlement Agreements (as defined in paragraph 41 below), the funding by various tobacco companies of a US$5.2 billion (approximately £3.8 billion) trust fund contemplated by the Master Settlement Agreement (as described in paragraph 41 below) to benefit tobacco growers, the original Broin flight attendant case, and most of the Engle progeny cases pending in US federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.

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

10.

The following table lists the categories of the tobacco-related actions pending against Group companies as of 31 December 2020 and the increase or decrease from the number of cases pending against Group companies as of 31 December 2019. Details of the quantum of past judgments awarded against Group companies, the majority of which are under appeal, are also identified along with any settlements reached during the relevant period. Given the volume and more active nature of the Engle progeny cases and the Filter Cases in the US described below, and the fluctuation in the number of such cases and amounts awarded from year to year, the Group presents judgment or settlement figures for these cases on a three-year basis. Where no quantum is identified, either no judgment has been awarded against a Group company, or where a verdict has been reached no quantification of damages has been given, or no settlement has been entered into. Further details on the judgments, damages quantification and settlements are included within the case narratives below. For a discussion of the non-tobacco related litigation pending against the Group, see note 27, paragraph 85, et seq.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	225

27 Contingent Liabilities and Financial Commitments Continued

Case Type	Case Numbers as at 31 December 2020	Case Numbers as at 31 December 2019 (note 1)	Change in Number Increase/(decrease)

US tobacco-related actions

Medical reimbursement cases (note 2)	2	2	No change

Class actions (note 3)	20	19	1

Individual smoking and health cases (note 4)	189	135	54

Engle Progeny Cases (note 5)	1,400	1,773	(373)

Broin II Cases (note 6)	1,227	1,228	(1)

Filter Cases (note 7)	48	51	(3)

State Settlement Agreements – Enforcement and Validity (note 8)	4	4	No change

Non-US tobacco-related actions

Medical reimbursement cases	19	18	1

Class actions (note 9)	12	13	(1)

Individual smoking and health cases (note 10)	68	81	(13)

(Note 1) This includes cases to which the Reynolds American Inc. (Reynolds American) group companies were a party at such date.

(Note 2) This category of cases includes the Department of Justice action. See note 27, paragraphs 20-24.

(Note 3) See note 27, paragraphs 25-38.

(Note 4) This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs and punitive damages. Out of the 189 active individual smoking and health cases, four judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$147 million (approximately £108 million), which are pending post-trial in trial courts or on appeal. For a further description of these cases, see note 27, paragraphs 39-40.

(Note 5) In July 1998, trial began in Engle v. R.J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including R. J. Reynolds Tobacco Co. (RJRT) (individually, and as successor by merger to Lorillard Tobacco Company (Lorillard Tobacco)) and Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) (B&W). In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £106 billion) in punitive damages, apportioned US$36.3 billion (approximately £26.6 billion) to RJRT, US$17.6 billion (approximately £12.9 billion) to B&W, and US$16.3 billion (approximately £11.9 billion) to Lorillard Tobacco. This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. Putative Engle class members were permitted to file individual lawsuits, deemed ‘Engle progeny cases’, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008). Between the period 1 January 2018 and 31 December 2020, 33 judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$332.2 million (approximately £243 million). Certain of these judgments have been appealed by RJRT and in certain other cases, RJRT still had time to appeal, as of 31 December 2020. For a further description of the Engle progeny cases, see note 27, paragraphs 29-38 seq.

(Note 6) Broin v. Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to Environmental Tobacco Smoke (ETS) in airplane cabins. Group companies and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £219.5 million) to fund research on the detection and cure of tobacco-related diseases and US$49 million (approximately £35.8 million) in plaintiffs’ counsel’s fees and expenses. Group companies’ share of these payments totalled US$174 million (approximately £127.3 million). Broin II cases refer to individual cases by class members. There have been no Broin II trials since 2007. For a further description of the Broin II cases, see note 16 to paragraph 40.

(Note 7) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Since 1 January 2018, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$31.3 million (approximately £22.9 million) in settlements to resolve 124 Filter Cases. See note 17 to paragraph 40.

(Note 8) Group companies’ expenses and payments under the State Settlement Agreements for 2020 amounted to approximately US$3.6 billion (approximately £2.6 billion) in respect of settlement expenses and US$2.9 billion (approximately £2.1 billion) in respect of settlement cash payments. See note 27, paragraph 43. The pending cases referred to above relate to the enforcement, validity or interpretation of the State Settlement Agreements in which RJRT, B&W or Lorillard Tobacco is a party. See note 27, paragraphs 41-53.

226	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

(Note 9) Outside the United States, there are 12 class actions being brought against Group companies as of 31 December 2020. These include class actions in the following jurisdictions: Canada (11) and Venezuela (1). For a description of the Group companies’ class actions, see note 27, paragraphs 70-83. Pursuant to the judgment in 2015 in the two Quebec class actions, the plaintiffs were awarded damages and interest in the amount of CAD$15.6 billion, most of which were on a joint and several basis (approximately £8.9 billion), of which the Group companies’ share was CAD$10.4 billion (approximately £5.9 billion). On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec Class Actions, as further described below. The share of the judgment for Imperial Tobacco Canada Limited (Imperial), the Group’s operating company in Canada, was reduced to approximately CAD$9.2 billion (approximately £5.3 billion). For a further description of the Quebec Class Actions, see paragraph 78. All of the class actions in Canada are currently stayed pursuant to a court order. See paragraph 58.

(Note 10) As at 31 December 2020, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (31), Italy (14), Chile (8), Canada (6), Argentina (5) and Ireland (2). There were a further two jurisdictions with one active case only. Out of these 68 cases, in 2020, one case in Argentina (Baldassare) returned a first instance judgment on 28 December 2020, in the amount of ARS 685,976 (approximately £6,000) in compensatory damages and ARS 2,500,000 (approximately £22,000) in punitive damages (plus interest), which judgment is subject to appeal, in the plaintiffs’ favour as of 31 December 2020.

11.	Certain terms and phrases used in this note 27 may require some explanation.

a.

‘Judgment’ or ‘final judgment’ refers to the final decision of the court resolving the dispute and determining the rights and obligations of the parties. At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided. In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.

b.

‘Damages’ refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge. ‘Compensatory damages’ are awarded to compensate the prevailing party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted wilfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded ‘punitive damages’. Although damages may be awarded at the trial court stage, a losing party may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond. The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by a court or statute.

c.

‘Settlement’ refers to certain types of cases in which cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, have agreed to resolve disputes with certain plaintiffs without resolving the cases through trial.

d.

All sums set out in note 27 have been converted to GBP and US$ using the following end closing rates as at 31 December 2020: GBP 1 to US$ 1.3670, GBP 1 to CAD$ 1.7415, GBP 1 to EURO 1.1172, GBP 1 to BRL 7.1002, GBP 1 to AOA 895.4418, GBP 1 to NGN 539.6035, GBP 1 to KRW 1484.92, GBP 1 to HRK 8.4326, GBP 1 to JPY 141.1308, GBP 1 to QAR 4.9770 and GBP 1 to SAR 5.128.

US Tobacco Litigation

12.

Group companies, notably RJRT (individually and as successor by merger to Lorillard Tobacco) and B&W as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

13.

The total number of US tobacco product liability cases pending at 31 December 2020 involving RJRT, B&W and/or Lorillard Tobacco was approximately 2,901. As at 31 December 2020, British American Tobacco (Investments) Limited (Investments) has been served as a co-defendant in one of those cases (2018:1). No other UK-based Group company has been served as a co-defendant in any US tobacco product liability case pending as at 31 December 2020.

14.

Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases and other claims.

15.

RJRT (individually and as successor by merger to Lorillard Tobacco), American Snuff Co., Santa Fe Natural Tobacco Company, Inc. (SFNTC), R.J. Reynolds Vapor Company (RJR Vapor), Reynolds American, Lorillard Inc., other Reynolds American affiliates and indemnitees, including but not limited to B&W (collectively, the Reynolds Defendants), believe that they have valid defences to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. The Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defences that they and their counsel believe have a valid basis in law and fact.

16.

Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the US, there are 30 cases, exclusive of Engle progeny cases, scheduled for trial as of 31 December 2020 through 31 December 2021, for the Reynolds Defendants: 19 individual smoking and health cases, 10 Filter Cases and one non-smoking and health case. There are also approximately 112 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W scheduled for trial through 31 December 2021. It is not known how many of these cases will actually be tried.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	227

27 Contingent Liabilities and Financial Commitments Continued

17.

Trial results. From 1 January 2018 through 31 December 2020, 83 trials occurred in individual smoking and health, Engle progeny, and Filter Cases in which the Reynolds Defendants were defendants, including 10 where mistrials were declared. Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in 27 cases (including one directed verdict after the jury reached an impasse in a punitive damages trial), tried in Florida (25) and Massachusetts (2). Verdicts in favour of the plaintiffs were returned in 37 cases (including one in which the jury found for the plaintiff in Phase I and the parties reached a resolution agreement prior to completion of Phase II), which were tried in Florida (32), the US Virgin Islands (2), and Massachusetts (3). Seven of the cases in Florida were dismissed during trial. Two cases were punitive damages retrials.

(a) Medical Reimbursement Cases

18.	These civil actions seek to recover amounts spent by government entities and other third-party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

19.

At 31 December 2020, one US medical reimbursement suit (Crow Creek Sioux Tribe v. American Tobacco Co.) was pending against RJRT, B&W and Lorillard Tobacco in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation programme, funding of a corrective public education programme, and disgorgement of unjust profits from sales to minors. No other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.

US Department of Justice Action

20.

On 22 September 1999, the US Department of Justice brought an action in the US District Court for the District of Columbia against various industry members, including RJRT, B&W, Lorillard Tobacco, B.A.T Industries p.l.c. (Industries) and Investments (United States v. Philip Morris USA Inc.). The US Department of Justice initially sought (1) recovery of federal funds expended in providing health care to smokers who developed alleged smoking-related diseases pursuant to the Medical Care Recovery Act and Medicare Secondary Payer provisions of the Social Security Act and (2) equitable relief under the civil provisions of the Racketeer Influenced and Corrupt Organizations Act (RICO), including disgorgement of roughly US$280 billion (approximately £204.8 billion) in profits the government contended were earned as a consequence of a purported racketeering ‘enterprise’ along with certain ‘corrective communications’. In September 2000, the district court dismissed the government’s Medical Care Recovery Act and Medicare Secondary Payer claims. In February 2005, the US Court of Appeals for the DC Circuit (the DC Circuit) ruled that disgorgement was not an available remedy.

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

24.

On 22 December 2010, the district court dismissed B&W from the litigation. In November 2012, the trial court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. After various proceedings and appeals, the federal district court in October 2017 ordered RJRT and the other US tobacco company defendants to fund the publishing of compelled public statements in various US media outlets, including in newspapers, on television, on the companies’ websites, and in onserts on cigarette packaging. The compelled public statements in newspapers and on television were completed in 2018 and in package onserts were completed in mid-2020. Also, the compelled public statements now appear on RJRT websites. The district court is considering mandating the display of the compelled public statements at retail point of sale; an evidentiary hearing is scheduled to begin on 12 July 2021.

228	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

(b) Class Actions

25.

At 31 December 2020, RJRT, B&W and Lorillard Tobacco were named as defendants in two separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted by their smoking, and SFNTC was named in 17 separate cases relating to the use of the words ‘natural,’ ‘100% additive-free,’ or ‘organic’ in Natural American Spirit advertising and promotional materials. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages. Among the pending class actions, 18 specified the amount of the claim in the complaint, including 17 that alleged that the plaintiffs were seeking in excess of US$5 million (approximately £3.6 million) and one that alleged that the plaintiffs were seeking less than US$75,000 (approximately £54,900) per class member plus unspecified punitive damages.

No Additive/Natural/Organic Claim Cases

26.

A total of 17 putative class actions have been filed in nine US federal district courts against SFNTC, a subsidiary of Reynolds American, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as ‘natural’, ‘organic’ and ‘100% additive-free’ in the marketing, labelling, advertising, and promotion of SFNTC’s Natural American Spirit brand cigarettes. In these actions, the plaintiffs allege that the use of these terms suggests that Natural American Spirit brand cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programmes), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April 2016, in response to a motion by the various plaintiffs, the US Judicial Panel on Multidistrict Litigation (JPML) consolidated these cases for pre-trial purposes before a federal court in New Mexico. On 21 December 2017, that court granted the defendants’ motion to dismiss in part, dismissing a number of claims with prejudice, and denied it in part. The district court conducted a five-day hearing on the motion for class certification and on the motion challenging the admissibility expert opinion testimony in December 2020. The parties filed post-hearing briefs in January 2021 and will file proposed findings of fact and conclusions of law in February 2021. A decision is expected in the second half of 2021.

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

30.

In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £106 billion) in punitive damages, apportioned US$36.3 billion (approximately £26.6 billion) to RJRT, US$17.6 billion (approximately £12.9 billion) to B&W, and US$16.3 billion (approximately £11.9 billion) to Lorillard Tobacco. The three class representatives in the Engle class action were awarded US$13 million (approximately £9.5 million) in compensatory damages.

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

32.

During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (PM USA), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million (approximately £73.2 million) divided as follows: RJRT US$42.5 million (approximately £31.1 million); PM USA US$42.5 million (approximately £31.1 million); and Lorillard Tobacco US$15 million (approximately £10.9 million). The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal, and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	229

27 Contingent Liabilities and Financial Commitments Continued

33.

As at 31 December 2020, there were approximately 1,400 Engle progeny cases pending in which RJRT, B&W and/or Lorillard Tobacco have all been named as defendants and served. These cases include claims by or on behalf of 1,725 plaintiffs. In addition, as of 31 December 2020, RJRT was aware of seven additional Engle progeny cases that have been filed but not served. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an ‘offer of judgment’ from RJRT, Lorillard Tobacco and/or RJRT’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves RJRT’s and Lorillard Tobacco’s right to recover attorneys’ fees under Florida law in the event of a verdict favourable to RJRT or Lorillard Tobacco, or affiliates of such entities. Such offers are sometimes made through court-ordered mediations.

34.

71 trials occurred in Engle progeny cases in Florida state and federal courts against RJRT, B&W and/or Lorillard Tobacco from 1 January 2018 through 31 December 2020, and additional state court trials are scheduled for 2021.

35.	The following chart identifies the number of trials in Engle progeny cases as at 31 December 2020 and additional information about the adverse judgments entered:

Trials/verdicts/judgments of individual Engle progeny cases from 1 January 2018 through 31 December 2020:

Total number of trials	71

Number of trials resulting in plaintiffs’ verdicts	33**

Total damages awarded in final judgments against RJRT	US$332,210,000 (approximately £243 million)

Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$107,621,000 (of overall US$332,210,000) (approximately £78.7 million of £243 million)

Amount of overall damages comprising ‘punitive damages’ (approximately)	US$224,589,000 (of overall US$332,210,000) (approximately £164.3 million of £243 million)

** Of the 33 trials resulting in plaintiffs’ verdicts 1 January 2018 to 31 December 2020 (note 11):

Number of adverse judgments appealed by RJRT	24 (note 12)

Number of adverse judgments, in which RJRT still has time to file an appeal	0

Number of adverse judgments in which an appeal was not, and can no longer be, sought	8

Appeals of individual Engle progeny cases 1 January 2018 to 31 December 2020:

Number of adverse judgments appealed by RJRT	26 (note 13)

Note 11: the 33 trials include two cases that were tried twice (Gloger v. R.J. Reynolds Tobacco Co. and Bessent-Dixon v. R.J. Reynolds Tobacco Co.) and one case (Robert Miller v. R.J. Reynolds Tobacco Co.) where plaintiff moved for a mistrial following a plaintiff’s verdict where the jury awarded no compensatory or punitive damages, and an adverse judgment has not yet been entered.

Note 12: of the 24 adverse judgments appealed by RJRT as a result of judgments arising in the period 1 January 2018 to 31 December 2020:

a.	10 appeals remain undecided in the District Courts of Appeal; and one case has been affirmed but the rehearing time is pending;
b.

12 appeals were decided and/or closed in the District Court of Appeals. Of these 12 appeals, seven were affirmed in favour of plaintiff. One was reversed for a new trial, one was voluntarily dismissed and judgment paid, one was involuntarily dismissed, and one was affirmed in part, reversed in part, for additur or a new trial, one was reversed in part for reinstatement of jury’s punitive damages verdict and entry of amended final judgment.

Note 13: of the 26 adverse judgments appealed by RJRT (during the period 1 January 2018 to 31 December 2020):

a.	10 appeals remain undecided in the District Courts of Appeal and one case affirmed but rehearing time pending;
b.

15 were decided and/or closed in the District Courts of Appeal. Of these appeals, nine were affirmed in favour of plaintiff, one was reversed for a new trial, one was voluntarily dismissed and judgment paid, one was involuntarily dismissed, one was affirmed in part, reversed in part, for additur or a new trial, one reversed in part for reinstatement of jury’s punitive damages verdict and entry of amended final judgment. Note that one appeal was reversed in the Eleventh Circuit for entry of order granting Defendants’ motion for judgment in accordance with the verdict; and

c.	does not include two cases that were appealed prior to the relevant time period but which remain pending before the Florida Supreme Court.

36.

By statute, Florida applies a US$200 million (approximately £146.3 million) bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed. In addition, bills have been introduced in sessions of the Florida legislature that would eliminate the Engle progeny bond cap, but those bills have not been enacted as of 31 December 2020.

37.

In 2020, RJRT or Lorillard Tobacco paid judgments in eight Engle progeny cases. Those payments totalled US$73.7 million (approximately £53.9 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest.

38.

In addition, accruals for damages and attorneys’ fees and statutory interest for one case (Starr-Blundell v. R. J. Reynolds Tobacco Co.) was recorded in Reynolds American’s consolidated balance sheet as of 31 December 2020 to the value of US$69,200 (approximately £50,621).

230	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

(c) Individual Cases

39.

As of 31 December 2020, 189 individual cases were pending in the United States against RJRT, B&W and/or Lorillard Tobacco. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty, and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs, and punitive damages. The category does not include the Engle progeny cases, Broin II cases, and Filter Cases discussed above and below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to ETS.

40.

The following chart identifies the number of individual cases pending as of 31 December 2020 as against the number pending as of 31 December 2019, along with the number of Engle progeny cases, Broin II cases, and Filter Cases, which are discussed further below.

	US Case Numbers	US Case Numbers	Change in Number
Case Type	31 December 2020	31 December 2019	Increase/(Decrease)

Individual Smoking and Health Cases (note 14)	189	135	54

Engle Progeny Cases (Number of Plaintiffs) (note 15)	1,400 (1,725)	1,773 (2,228)	(373) (503)

Broin II Cases (note 16)	1,227	1,228	(1)

Filter Cases (note 17)	48	51	(3)

(Note 14) Out of the 189 pending individual smoking and health cases, four have received adverse verdicts or judgments in the court of first instance or on appeal, and the total amount of those verdicts or judgments is approximately US$147 million (approximately £108 million).

(Note 15) The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed. Please see earlier table in paragraph 35.

(Note 16) Broin v. Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, B&W, Lorillard Tobacco and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £220 million) in three annual US$100 million (approximately £73 million) instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million (approximately £36 million) for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million (approximately £63 million); B&W’s was approximately US$57 million (approximately £41 million); and Lorillard Tobacco’s was approximately US$31 million (approximately £23 million). The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as ‘general causation’. With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as ‘specific causation’, individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007. There have been periodic efforts to activate cases and the Group expects this to continue over time.

(Note 17) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. As of 31 December 2020, Lorillard Tobacco and/or Lorillard Inc. was a defendant in 48 Filter Cases. Since 1 January 2018, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$31.3 million (approximately £22.8 million) in settlements to resolve 124 Filter Cases.

(d) State Settlement Agreements

41.

In November 1998, the major US cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, entered into the Master Settlement Agreement (MSA) with attorneys general representing 46 US states, the District of Columbia and certain US territories and possessions. These cigarette manufacturers previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state (collectively and with the MSA, the ‘State Settlement Agreements’).

42.

These State Settlement Agreements settled all health care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major US cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major US cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion (approximately £3.8 billion) trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	231

27 Contingent Liabilities and Financial Commitments Continued

43.

RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements. Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation. Reynolds American‘s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2017, 2018, 2019 and 2020 and the projected expenses and payments for 2021 and 2022 onwards are set forth below (in millions of US dollars)*:

							2022 and
	2017	2018	2019	2020	2021		thereafter

Settlement expenses	$2,856	$2,741	$2,762	$3,572

Settlement cash payments	$4,612	$917	$2,918	$2,848

Projected settlement expenses					$	>3,300	$	>3,300

Projected settlement cash payments					$	>3,600	$	>3,300

*	Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods.

44.

The State Settlement Agreements have materially adversely affected RJRT’s shipment volumes. Reynolds American believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial position of Reynolds American and RJRT in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in US cigarette sales in the premium and value categories, RJRT’s share of the domestic premium and value cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the State Settlement Agreements.

45.

In addition, the MSA includes an adjustment that potentially reduces the annual payment obligations of RJRT, Lorillard Tobacco and the other signatories to the MSA, known as ‘Participating Manufacturers’ (PMs). Certain requirements, collectively referred to as the ‘Adjustment Requirements’, must be satisfied before the Non-Participating Manufacturers (NPM) Adjustment for a given year is available: (i) an Independent Auditor must determine that the PMs have experienced a market share loss, beyond a triggering threshold, to those manufacturers that do not participate in the MSA (such non-participating manufacturers being referred to as NPMs); and (ii) in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss of market share. This finding is known as a significant factor determination.

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

47.

RJRT and Lorillard Tobacco are or were involved in NPM Adjustment proceedings concerning the years 2003 to 2019. In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into an agreement (the Term Sheet) with certain settling states that resolved accrued and potential NPM adjustments for the years 2003 through 2012 and, as a result, RJRT and SFNTC collectively received, or are to receive, more than US$1.1 billion (approximately £804 million) in credits that, in substantial part, were applied to MSA payments in 2014 through 2017. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their qualifying statutes in the year 2003, additional states joined the Term Sheet. RJRT executed the NPM Adjustment Settlement Agreement on 25 September 2017 (which incorporated the Term Sheet). Since the NPM Adjustment Settlement Agreement was executed, an additional 10 states have joined. NPM proceedings are ongoing and could result in further reductions of the companies’ MSA-related payments.

48.

On 18 January 2017, the State of Florida filed a motion to join Imperial Tobacco Group, PLC (ITG) as a defendant and to enforce the Florida State Settlement Agreement, which motion sought payment under the Florida State Settlement Agreement of approximately US$45 million (approximately £33 million) with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of Reynolds American and Lorillard, together with the transfer of certain employees and certain liabilities, to a wholly-owned subsidiary of Imperial Brands plc (the Divestiture), referred to as the ‘Acquired Brands’. The motion also claimed future annual losses of approximately US$30 million per year (approximately £22 million) absent the court’s enforcement of the Florida State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJRT and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida State Settlement Agreement with respect to the Acquired Brands. In addition, on 18 January 2017, PM USA filed a motion to enforce the Florida State Settlement Agreement, asserting among other things that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 January 2017, RJRT sought leave to file a supplemental pleading for breach by ITG of its obligations regarding joinder into the Florida State Settlement Agreement. The Florida court, on 30 March 2017, ruled that ITG should be joined into the enforcement action.

232	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

49.

After a bench trial, on 27 December 2017 the court entered an order holding that RJRT (not ITG) is liable for annual settlement payments for the Acquired Brands, finding that ITG did not assume liability for annual settlement payments under the terms of the asset purchase agreement relating to the Divestiture and RJRT remained liable for payments under the Florida State Settlement Agreement as to the Acquired Brands. In January 2018, the auditor of the Florida State Settlement Agreement adjusted the final 2017 invoice for the annual payment and amended the 2015 and 2016 invoices for the respective annual payment and the net operating profit penalty for each of those years under the Florida Settlement Agreement, based on the auditor’s interpretation of the court’s order. The adjusted invoices reflected amounts due to both the State of Florida and PM USA. In total, the estimated additional amounts due were US$99 million (approximately £72 million) with US$84 million (approximately £61 million) to the State of Florida and US$16 million (approximately £12 million) to PM USA. RJRT advised the auditor that it disputed these amounts, and therefore no further amounts were due or would be paid for those years pending the final resolution of RJRT’s appeal of the court’s order. On 23 January 2018, RJRT filed a notice of appeal, and on 25 January 2018, RJRT filed an amended notice of appeal, and PM USA filed a notice of appeal as to the court’s ruling as to ITG. On 26 January 2018, the State moved for recovery of its attorneys’ fees and costs from RJRT. The State and PM USA filed a joint motion for the entry of final judgment on 1 February 2018. The court declined to enter a final judgment until after resolution of the dispute between RJRT and PM USA regarding PM USA’s assertion that settlement payment obligations have been improperly shifted to PM USA. On 15 August 2018, the court entered a final judgment in the action (the Final Judgment). As a result of the Final Judgment, PM USA’s challenge to RJRT’s accounting assumptions related to the Acquired Brands was rendered moot, subject to reinstatement if ITG joins the Florida State Settlement Agreement or if judgment is reversed. On 29 August 2018, RJRT filed a notice of appeal on the Final Judgment. On 7 September 2018, PM USA filed a notice of appeal with respect to the court’s ruling as to ITG. On 12 September 2018, RJRT filed a motion to consolidate RJRT’s appeal with the appeal filed by PM USA, which was granted on 1 October 2018. Appellate briefing was completed on 6 February 2020. Oral argument, originally scheduled for 7 April 2020, was conducted through video conference on 9 June 2020. On 29 July 2020, Florida’s Fourth District Court of Appeal affirmed the Final Judgement. On 12 August 2020, RJRT filed a motion for rehearing or for certification to the Florida Supreme Court of the 29 July 2020 decision. On 10 June 2020, RJRT posted an additional bond in the amount of US$84,102,984.75 (approximately £61.5 million), over the US$103,694,155.08 (approximately £75.8 million) bond initially posted, to cover additional disputed amounts plus two years of statutory interest. The total amount RJRT bonded for its appeal was US$187,797,139.83 (approximately £138 million). RJRT’s motion for rehearing or certification to the Florida Supreme Court was denied on 18 September 2020 and its motion for review was denied by the Florida Supreme Court on 18 December 2020. On 5 October 2020, RJRT satisfied the Final Judgment (approximately US$192,869,589.86 (approximately £140,000,000)) and paid approximately US$3.1 million (approximately £2.2 million) of Florida’s attorneys’ fees but continues to litigate over the remaining approximately US$300,000 (approximately £219,000) in attorneys’ fees. RJRT’s appellate bonds were released to RJRT by order dated 5 November 2020. RJRT will seek indemnification from ITG.

50.

On 17 February 2017, ITG filed an action in the Court of Chancery of the State of Delaware seeking declaratory relief and a motion for a temporary restraining order against Reynolds American and RJRT. In its complaint, ITG asked the court to declare various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture. ITG sought an injunction barring Reynolds American and/or RJRT from alleging in the Florida enforcement litigation that ITG had breached the asset purchase agreement and requiring these companies to litigate issues under the asset purchase agreement in Delaware. Following a hearing on ITG’s complaint and motion on 1 March 2017, the Delaware court entered a temporary restraining order that enjoined Reynolds American and RJRT from ‘taking offensive action to assert claims against ITG Brands’ in the Florida enforcement action, but the order does not prevent RJRT from making arguments in response to claims asserted by the State of Florida, PM USA or ITG in the Florida enforcement litigation. On 24 March 2017, Reynolds American and RJRT answered the ITG complaint and filed a motion to stay proceedings in Delaware pending the outcome of the Florida enforcement litigation, which motion was denied 18 May 2017. Cross motions for partial judgment on the pleadings were filed focusing on whether ITG’s obligation to use ‘reasonable best efforts’ to join the Florida State Settlement Agreement continued after the 12 June 2015 closing. On 30 November 2017, following argument, the Delaware court ruled in favour of RJRT, holding that ITG’s obligation to use its reasonable best efforts to join the Florida Settlement Agreement did not terminate due to the closing of the asset purchase agreement relating to the Divestiture. On 4 January 2019, RJRT filed another motion for partial judgment on the pleadings seeking to resolve two contract-interpretation questions under the asset purchase agreement: first, to the extent RJRT is held liable for any settlement payments based on post-closing sales of the Acquired Brands, ITG assumed this liability, and second, that the asset purchase agreement does not entitle ITG to a unique protection from an equity-fee law that does not yet exist in a Previously Settled State. Argument on RJRT’s motion for partial judgment was heard on 4 June 2019. On 23 September 2019, the Delaware Chancery Court declined to resolve, at this time, the first issue, whether ITG had assumed any liability imposed on RJRT for making settlement payments on ITG’s brands. The court concluded that both sides had presented reasonable interpretations of the asset purchase agreement, which was therefore ambiguous, so the court would require an evidentiary hearing to interpret the intent of the asset purchase agreement on assumed liabilities. The court also granted RJRT’s motion on the second issue and ruled that ITG could not refuse to join the Florida State Settlement Agreement unless a joinder exempted it from a future equity-fee statute. On 1 October 2019, the Chancery Court entered an order on these latest motions for partial judgment on the pleadings. It granted RJRT’s motion on the second issue. It denied both parties’ motions on the first issue, deferring resolution until after the court receives evidence related to the parties’ intent in their contract. On 11 October 2019, ITG filed in the Chancery Court a motion to seek interlocutory appeal in the Supreme Court, which was denied on 31 October 2019. On 31 October 2019, ITG filed a notice of interlocutory appeal directly to the Delaware Supreme Court, which was denied on 7 November 2019. Discovery is currently ongoing with respect to the hearing to interpret the intent of the asset purchase agreement on assumed liabilities.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	233

27 Contingent Liabilities and Financial Commitments Continued

51.

On 26 March 2018, the State of Minnesota filed a motion against RJRT to enforce the Minnesota State Settlement Agreement, which motion seeks payments under the Minnesota State Settlement Agreement of approximately US$40 million (approximately £29 million) with respect to the Acquired Brands. The motion also claims future annual losses of approximately US$15 million (approximately £11 million) absent the court’s enforcement of the Minnesota State Settlement Agreement. The State of Minnesota also filed a separate complaint against ITG, which complaint seeks the same payments. The State’s motion against RJRT and complaint against ITG seek, among other things, an order declaring that RJRT and ITG are in breach of the Minnesota State Settlement Agreement and are jointly and severally liable to make annual payments to the State of Minnesota under the Minnesota State Settlement Agreement with respect to the Acquired Brands. In addition, on 28 March 2018, PM USA filed a motion to enforce the Minnesota State Settlement Agreement, asserting, among other things, that RJRT and ITG breached the Minnesota State Settlement Agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 March 2018, the Minnesota court consolidated the motions to enforce and separate complaint against ITG into one proceeding captioned In re Petition of the State of Minnesota for an Order Compelling Payments of Settlement Proceeds Related to ITG Brands LLC, Court File No. 62-CV-18-1912. On 11 June 2018, the court held a scheduling conference in the case and by order dated 21 June 2018, set a discovery schedule for the case, under which discovery is complete. A hearing on the motions to enforce to determine if RJRT and/or ITG are liable to make payments on the Acquired Brands was held on 26 June 2019. On 24 September 2019, the Minnesota District Court issued an Order and Memorandum, holding RJRT liable for settlement payments on the Acquired Brands, and determining the issue of whether ITG is a ‘successor or assign’ of RJRT under the Minnesota State Settlement Agreement is unresolved, reasoning ITG’s status depends on whether it satisfied its post-closing obligation to expend its reasonable best efforts to join the Minnesota State Settlement Agreement. On 23 December 2019, ITG filed a motion in the Minnesota District Court seeking certification of an appeal of certain questions arising from the 24 September 2019 order. On 21 January 2020, a hearing was held on ITG’s motion seeking certification of an appeal. On 19 February 2020, the Minnesota District Court entered an Order and Memorandum denying ITG’s motion for certification. A multi-day hearing to determine whether ITG is liable for settlement payments was completed on 9 September 2020. The parties filed post-hearing briefs on 13 November 2020; a decision is pending. A status conference is scheduled for 3 March 2021. Settlement discussions are ongoing. Under the proposed settlement framework, ITG and RJR Tobacco would split the 2015-2019 payments, ITG would join the settlement agreement and make all payments from 2020 forward, and RJR Tobacco and PM would resolve outstanding payment calculation issues.

52.

On 28 January 2019, the State of Texas filed motions in the original Texas health care reimbursement case, brought against the tobacco industry that led to the Texas State Settlement Agreement, to join ITG as a defendant and to enforce the Texas State Settlement Agreement against RJRT and ITG, seeking payment under the Texas State Settlement Agreement of approximately US$125 million (approximately £91 million) with respect to the Acquired Brands that were sold to ITG in the Divestiture. The motion also claimed future annual losses of an unspecified amount absent the court’s enforcement of the Texas State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJRT, or in the alternative, ITG, is in breach of the Texas Settlement Agreement and is required to make annual payments to the State under the Texas State Settlement Agreement with respect to the Acquired Brands. In addition, on 29 January 2019, PM USA filed a motion to enforce the Texas State Settlement Agreement, asserting among other things that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. After completion of discovery, a hearing on the motions to enforce was held on 30 October 2019. On 25 February 2020, the Court entered a Memorandum Opinion and Order holding that RJRT remains liable for settlement payments on the Acquired Brands under the Texas Settlement Agreement. The Court further held that, although ITG is unambiguously an assign within the meaning of the Texas Settlement Agreement, a final determination of the scope of ITG’s obligations under the APA is to be determined in the litigation pending before the Delaware Court. Pursuant to the Court’s direction, on 9 March 2020 the parties submitted a status report indicating the remaining issues before the Court include RJRT’S position that the Court should subtract the equity fee payments made on the Acquired Brands by ITG’s distributors from the settlement payments due by RJRT after including the Acquired Brands in calculating damages, whether a final judgment should be entered in favour of ITG, whether a partial final judgment should be entered against RJRT and the State’s request for an award of attorneys’ fees and costs against RJRT and/or ITG. On 5 May 2020 the Court entered final judgment (later clarified in a 14 August 2020 amended judgment) on the State’s motion, ordering RJRT to pay all settlement amounts due on the Acquired Brands under the Texas Settlement Agreement; granting RJRT a full dollar-for-dollar set-off for all equity fee payments made on the Acquired Brands by ITG or its distributors, but holding RJRT liable for any equity fee payments that are lawfully refunded; and ordering the case closed, to be reopened after ITG’s liability under the APA is determined by the Delaware Court. ITG’s equity fee payments to Texas for the Acquired Brands currently equal approximately 90% of the annual Texas settlement payments for those brands. Thus, the settlement payments for those Acquired Brands exceed ITG’s equity fee payments by approximately US$3 million (approximately £2 million) per year. As such, RJRT would owe approximately US$3 million (approximately £2 million) a year after an equity fee credit. Due to how the profit penalty is allocated, RJRT will pay approximately US$10 million (approximately £7 million) less in 2019 in Texas payments than it would have paid had ITG joined, with that trend continuing in future years. However, because ITG made equity fee payments at a substantially lower rate before 2019, and because of how the profit penalty was calculated before now, RJRT owes approximately US$260.4 million (before interest) (approximately £190 million) in past payments under the judgment through 2020. On 3 and 4 June 2020, respectively, RJRT and ITG filed notices of appeal of the 5 May 2020 judgment. In August 2020, RJRT filed a notice of appeal, and in September 2020, the State and ITG filed notices of appeal from the portion of the judgment denying the motion to remove the equity fee set-off. RJRT moved to dismiss ITG’s appeal for lack of jurisdiction, which motion was ordered by the Fifth Circuit Court of Appeals to be argued with ITG’s appeal. On 2 November 2020 RJRT filed its appellate brief. On 19 January 2021 the parties filed responses. Settlement discussions are ongoing. Under the proposed settlement framework, ITG and RJR Tobacco would split the 2015-2019 payments, ITG would join the settlement agreement and make all payments from 2020 forward, and RJR Tobacco and PM would resolve outstanding payment calculation issues.

234	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

53.

In June 2015, ITG joined the Mississippi Settlement Agreement. On 26 December 2018, PM USA filed a Motion to Enforce Settlement Agreement against RJRT and ITG alleging RJRT and ITG failed to act in good faith in calculating the base-year net operating profits for the Acquired Brands, claiming damages of approximately US$6 million (approximately £4 million) through 2017. On 21 February 2019, the Chancery Court of Jackson County, Mississippi held a scheduling conference and issued a discovery schedule order. A hearing on PM USA’s Motion to Enforce Settlement Agreement originally scheduled for 3-6 May 2021 was adjourned on consent of the parties to 11-12 August 2021. Settlement discussions are ongoing. Under the proposed settlement framework, RJR Tobacco and PM USA would resolve the outstanding payment calculation. On 3 December 2019, the State of Mississippi filed a Notice of Violation and Motion to Enforce the Settlement Agreement in the Chancery Court of Jackson County, Mississippi against RJRT, PM USA and ITG, seeking a declaration that the base year 1997 net operating profit to be used in calculating the Net Operating Profit Adjustment was not affected by the change in the federal corporate tax rate in 2018 from 35% to 21%, and an order requiring RJRT to pay the approximately US$5 million (approximately £3.6 million) difference in its 2018 payment because of this issue. Determination of this issue may affect RJRT’s annual payment thereafter. A hearing on Mississippi’s Motion to Enforce Settlement Agreement is scheduled on 6-7 October 2021.

(e) UK — Based Group Companies

54.

As at 31 December 2020, Investments has been served in one dormant individual action in the US (Perry) in which there has been no activity since 1998 following the plaintiff’s death in 1997. Given the continued lack of activity, this case will now be considered dormant and closed.

Tobacco-Related Litigation Outside the United States

55.	As at 31 December 2020:

a.	medical reimbursement actions are being brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea;

b.	class actions are being brought in Canada and Venezuela;

c.

active tobacco product liability claims against the Group’s companies existed in 12 markets outside the US. The only markets with five or more claims were Argentina, Brazil, Canada, Chile, Nigeria and Italy.

(a) Medical reimbursement cases

Angola

56.

In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (SUT) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (AADIC). The lawsuit seeks damages of AOA 800,000,000 (approximately £893,400) allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (INCC) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about 5 December 2016. The case remains pending.

Argentina

57.

In 2007, the non-governmental organisation the Argentina Tort Law Association (ATLA) and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F. (Nobleza) and Massalín Particulares. The case is being heard in the Contentious Administrative Court. The parties filed conclusive briefs on 20 May 2019 and await the Court’s decision.

Canada

58.

On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in two Quebec class actions (the Quebec Class Actions), as further described below. The share of the judgment for Imperial, the Group’s operating company in Canada, is approximately CAD $9.2 billion (approximately £5.3 billion). As a result of this judgment, there were attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £436 million) on deposit with the court. JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the Companies’ Creditors Arrangement Act (the CCAA) on 8 March 2019. A court order to stay all tobacco litigation in Canada against all defendants (including RJRT and its affiliate R.J. Reynolds Tobacco International Inc. (collectively, the RJR Companies)) until 4 April 2019 was obtained, and the need for a mediation process to resolve all the outstanding litigation across the country was recognised. On 12 March 2019 Imperial filed for creditor protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including British American Tobacco p.l.c. (the Company), Investments, Industries and Carreras Rothmans Limited (collectively, the UK Companies). On 22 March 2019, Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the Stays). The Stays are currently in place until 31 March 2021. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

59.	The below represents the state of the referenced litigation as at the advent of the Stays.

60.

Following the implementation of legislation enabling provincial governments to recover health-care costs directly from tobacco manufacturers, 10 actions for recovery of health-care costs arising from the treatment of smoking and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the UK Companies and Imperial as well as the RJR Companies. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business to Japan Tobacco Incorporated (JTI), JTI has agreed to indemnify RJRT for all liabilities and obligations (including litigation costs) arising in respect of the Canadian recoupment actions. Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.

61.

The 10 cases were proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island. The enabling legislation is in force in all 10 provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	235

27 Contingent Liabilities and Financial Commitments Continued

	Act pursuant to which	Companies named as
Canadian province	Claim was brought	Defendants	Current stage

British Columbia	Tobacco Damages and Health Care Costs Recovery Act 2000	Imperial Investments Industries Carreras Rothmans Limited RJR Companies Other former Rothmans Group companies All have been served.	The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed, and document production and discoveries were ongoing. On 13 February 2017 the province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion (approximately £67 billion). No trial date has been set. The federal government is seeking CAD$5 million (approximately £3 million) jointly from all the defendants in respect of costs pertaining to the third-party claim, now dismissed.

New Brunswick	Tobacco Damages and Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production and discoveries are substantially complete. The most recent expert report filed by the Province estimated a range of damages between CAD $11.1 billion (approximately £6.3 billion) and CAD $23.2 billion (approximately £13.3 billion), including expected future costs. Following a motion to set a trial date, the New Brunswick Court of Queen’s Bench ordered that the trial commence on 4 November 2019. On 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision which requires the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 would have been delayed. No new trial date has been set.

Ontario	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	The defences of Imperial, the UK Companies and the RJR Companies have been filed. The parties completed significant document production in the summer of 2017 and discoveries commenced in the autumn of 2018. On 15 June 2018, the province delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £161 billion) – CAD$630 billion (approximately £362 billion) in 2016/2017 dollars for the period 1954 – 2060, and the Province amended the damages sought in its Statement of Claim to CAD$330 billion (approximately £190 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional amount between CAD $9.4 billion (approximately £5.4 billion) and CAD$10.9 billion in damages (approximately £6.3 billion) in respect of ETS. No trial date has been set.

Newfoundland and Labrador	Tobacco Health Care Costs Recovery Act 2001	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	The case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province began its document production in March 2018. Damages have not been quantified by the province. No trial date has been set.

Saskatchewan	Tobacco Damages and Health Care Costs Recovery Act 2007	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province has delivered a test shipment of documents. Damages have not been quantified by the province. No trial date has been set.

Manitoba	Tobacco Damages Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production commenced. Damages have not been quantified by the province. No trial date has been set.

Alberta	Crown’s Right of Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province commenced its document production. The province has stated its claim to be worth CAD$10 billion (approximately £5.7 billion). No trial date has been set.

236	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage
Quebec	Tobacco Related Damages and Health Care Costs Recovery Act 2009	Imperial, Investments, Industries, the RJR Companies and Carreras Rothmans Limited have been named as defendants and served.	The case is at an early case management stage. The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The province is seeking CAD$60 billion (approximately £34.5 billion). No trial date has been set.
Prince Edward Island	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the next step was expected to be document production, which the parties deferred for the time being. Damages have not been quantified by the province. No trial date has been set.

Nova Scotia	Tobacco Health Care Costs Recovery Act 2005	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed. The province provided a test document production in March 2018. Damages have not been quantified by the province. No trial date has been set.

Nigeria

62.

British American Tobacco (Nigeria) Limited (BAT Nigeria), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008) commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately 10.6 trillion Nigerian naira (approximately £18.5 billion) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

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

South Korea

65.

In April 2014, Korea’s National Health Insurance Service (NHIS) filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean Won (approximately £36.3 million) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014. On 20 November 2020, the court issued a judgment in favour of the defendants and dismissing all of the plaintiff’s claims. The NHIS filed an appeal of the judgment on 11 December 2020.

Brazil

66.

On 21 May 2019, the Federal Attorney’s Office (AGU) in Brazil filed an action in the Federal Court of Rio Grande do Sul against the Company, the BAT Group’s Brazilian subsidiary Souza Cruz LTDA (Souza Cruz), Philip Morris International, Philip Morris Brazil Indústria e Comércio LTDA and Philip Morris Brasil S/A, asserting claims for medical reimbursement for funds allegedly expended by the federal government as public health care expenses to treat 26 tobacco-related diseases over the last five years and that will be expended in perpetuity during future years, including diseases allegedly caused both by cigarette smoking and exposure to ETS. The action includes a claim for moral damages allegedly suffered by Brazilian society to be paid into a public welfare fund. The action is for an unspecified amount of monetary compensation, as the AGU seeks a bifurcated action in which liability would be determined in the first phase followed by an evidentiary phase to ascertain damages.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	237

27 Contingent Liabilities and Financial Commitments Continued

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

69.

On 20 August 2019, Souza Cruz informed the trial court about the appeal and the trial court entered an order, which ordered the closure of the online system preventing the parties from submitting any petition so that no prejudice would be caused to the defendants and permitted the AGU, within 15 days of its notification, to respond to the argument that the service of a foreign defendant via its Brazilian subsidiary constituted improper service. On 21 August 2019, the substitute reporting judge of the appellate court, having been notified that the trial court judge had in the meantime issued a new decision (thereby revoking the previous decision), ruled that the appeal filed had therefore been rendered moot. The AGU filed its submission in the trial court on 19 September 2019, and Souza Cruz filed a reply submission on 25 September 2019. Souza Cruz reported on 4 February 2020 that the trial court ruled that service of the Company via its Brazilian subsidiary constituted proper service, denied the request for additional time to file defences, denied the request to have the foreign language documents attached to the initial complaint fully translated into Portuguese, and ordered that defences be filed within 30 business days. On 18 February 2020, Souza Cruz filed an interlocutory appeal (including a request to stay the deadline to file defences). On 12 March 2020, the court denied the request for a stay. On 11 May 2020, the Company filed a petition to intervene in Souza Cruz’s interlocutory appeal. On 17 June 2020, AGU filed its opposition to Souza Cruz’s interlocutory appeal. The Company filed a reply submission on 8 July 2020. On 15 July 2020, the court denied the interlocutory appeal. Souza Cruz and the Company submitted on 6 August 2020 requests for clarification of this appellate decision, which requests remain pending. Souza Cruz and the Company filed their respective defences on 12 May 2020. On 19 May 2020, a notice was sent to the Public Prosecutor’s Office (MPF) regarding the AGU’s request that the MPF join the action as a plaintiff. The MPF, in its response filed 10 July 2020, rejected the AGU’s request, and declined to join the action as party, but will act as an ‘inspector of the law’, which enables MPF to express its opinion on matters in the case. The judge so far has not opened up the term for the AGU to reply to the defences presented.

(b) Class Actions

Brazil

70.

In 1995, the Associação de Defesa da Saúde do Fumante class action was filed against Souza Cruz and Philip Morris in the São Paulo Lower Civil Court alleging that the defendants are liable to a class of smokers and former smokers for failing to warn of cigarette addiction. The case was stayed in 2004 pending the defendants’ appeal from a decision issued by the Lower Civil Court that held that the defendants had not met their burden of proving that cigarette smoking was not addictive or harmful to health.

71.

On 12 November 2008, the São Paulo Court of Appeals overturned the lower court’s unfavourable decision of 2004, returning the case to the lower court for production of evidence and a new judgment. Following production of evidence, on 16 May 2011, the lower court granted Souza Cruz’s motion to dismiss the action in its entirety on the merits. The plaintiffs’ appeal to the Sao Paolo Court of Appeals was unsuccessful. The plaintiffs then filed a Special Appeal to the Superior Court of Justice, which was rejected under procedural grounds on 20 February 2017. The plaintiffs filed an appeal of the rejection in the Superior Court of Justice on 15 March 2017. On 8 May 2020, this appeal was rejected and plaintiffs filed a further appeal that was in turn rejected on 28 August 2020. Plaintiffs filed no further appeal and the Superior Court of Justice certified the decision in favour of defendants on 22 September 2020, which closed the case.

Canada

72.

As noted above, on 1 March 2019 the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in two Quebec Class Actions, as further described below. Imperial’s share of the judgment is approximately CAD $9.2 billion (approximately £5.3 billion). As a result of this judgment, there were attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £436 million) on deposit with the court. JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the CCAA on 8 March 2019. A court order to stay all tobacco litigation in Canada against all defendants (including the RJR Companies) until 4 April 2019 was obtained, and the need for a mediation process to resolve all the outstanding litigation across the country was recognised. On 12 March 2019 Imperial filed for protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including the UK Companies. On 22 March 2019, Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the Stays). The Stays are currently in place until 31 March 2021. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

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

238	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

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

77.

Growers’ Class Action: in December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Philip Morris International and JTI failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. JTI has sought indemnification pursuant to the JTI Indemnities (discussed below at paragraphs 137-138). The plaintiffs seek damages in the amount of CAD$50 million (approximately £29 million). Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. In December 2017, the plaintiffs proposed that the action proceed by way of individual actions as opposed to a class action. The defendants did not consent. As at the date of the Stays, the claim was in abeyance pending further action from the plaintiffs.

78.

Quebec Class Actions: there are currently two class actions in Quebec. On 21 February 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers. The court certified two classes, with the class definitions being revised in the judgment rendered 27 May 2015. One class consists of residents of Quebec who (a) smoked before 20 November 1998 at least 12 pack years of cigarettes manufactured by the defendants; and (b) were diagnosed before 12 March 2012 with: lung cancer, or cancer (squamous cell carcinoma) of the throat, or emphysema. The group also includes the heirs of persons deceased after 20 November 1998 who meet the criteria described above. The second consists of residents of Quebec who, as of 30 September 1998, were addicted to nicotine contained in cigarettes and who in addition meet the following three criteria: (a) they started smoking before 30 September 1994 by smoking cigarettes manufactured by the defendants; (b) between 1 September and 30 September 1998 they smoked on average at least 15 cigarettes manufactured by the defendants on a daily basis; and (c) they still smoked an average of at least 15 cigarettes manufactured by the defendants as of 21 February 2005, or until their death if it occurred before that date. The group also includes the heirs of members who meet the criteria described above. Pursuant to the judgment, the plaintiffs were awarded damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and JTI in the amount of CAD$15.6 billion (approximately £8.9 billion), most of which was on a joint and several basis, of which Imperial’s share was CAD$10.4 billion (approximately £5.9 billion). An appeal of the judgment was filed on 26 June 2015. The court also awarded provisional execution pending appeal of CAD$1,131 million (approximately £650 million), of which Imperial’s share was approximately CAD$742 million (approximately £426 million). This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD $5 billion (approximately £2.9 billion) to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security in the amount of CAD$984 million (approximately £565 million), of which Imperial’s share was CAD$758 million (approximately £436 million). The security was paid in seven equal quarterly instalments of just over CAD$108 million (approximately £62 million) between 31 December 2015 and 30 June 2017. The appeal was heard in November 2016. On 1 March 2019, the trial judgment was upheld by a unanimous decision of the five-member panel of the Court of Appeal, with one exception being an amendment to the original interest calculation applied to certain portions of the judgment. The interest adjustment has resulted in the reduction of the total maximum award in the two cases to CAD $13.7 billion (approximately £7.9 billion) as of 1 March 2019, with Imperial’s share being reduced to approximately CAD $9.2 billion (approximately £5.2 billion). The Court of Appeal also upheld the payment of the initial deposits into the defendants’ solicitors’ trusts account within 60 days, totalling approximately CAD $1.13 billion (approximately £649 million), of which Imperial’s share was recalculated by the Court of Appeal as CAD $759 million (approximately £436 million). Imperial has already paid CAD $758 million (approximately £436 million) into court as security for the judgment.

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

80.

In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan (Adams) and Alberta (Dorion) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. In Saskatchewan, the Company, Carreras Rothmans Limited and Ryesekks p.l.c. have been released from Adams, and the RJR Companies have brought a motion challenging the jurisdiction of the court. No date has been set in these cases with respect to the certification motion hearing. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	239

27 Contingent Liabilities and Financial Commitments Continued

81.

In June 2010, two further smoking and health class actions were filed in British Columbia against various Canadian and non-Canadian tobacco-related entities, including Imperial, the UK Companies and the RJR Companies. The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have ‘smoked a minimum of 25,000 cigarettes’. The UK Companies, Imperial, the RJR Companies and other defendants objected to jurisdiction. Subsequently, the Company, Carreras Rothmans Limited and Ryesekks p.l.c. were released from Bourassa and McDermid. Imperial, Industries, Investments and the RJR Companies remain as defendants in both actions. The plaintiffs did not serve their certification motion materials and no date for a certification motion was set.

82.

In June 2012, a smoking and health class action was filed in Ontario (Jacklin) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. The claim has been in abeyance.

Venezuela

83.

In April 2008, the Venezuelan Federation of Associations of Users and Consumers (FEVACU) and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. (Cigarrera Bigott), a Group subsidiary, and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled. On 25 April 2017 and on 23 January 2018, Cigarrera Bigott requested the court to declare the lapsing of the class action due to no proceedings taking place in the case in over a year. A ruling on the matter is yet to be issued.

(c) Individual Tobacco Related Personal Injury Claims

84.

As at 31 December 2020, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (31), Italy (14), Chile (8), Canada (6), Argentina (5) and Ireland (2). There were a further two jurisdictions with one active case only. Out of the 68 active individual tobacco related personal injury claims, one case in Argentina (Baldassare) received an unfavourable verdict as at 31 December 2020. In that case, a first instance judgment, issued on 28 December 2020, awarded damages to the plaintiff in the amount of ARS 685,976 (approximately £6,000) in compensatory damages and ARS 2,500,000 (approximately £22,000) in punitive damages (plus interest). This judgment is subject to appeal.

Non-Tobacco Related Litigation

VUSE Litigation

85.

On 15 May 2020, four public school districts in the State of Illinois (Peoria Public Schools District 150, Hall Township High School District 502, Marion Community School District 2, and La Moille Community Unit School District 303) filed a putative class action complaint in California federal court, individually and on behalf of all similarly situated school districts in Illinois, against Reynolds American, RJR Vapor, the Company, Lorillard LLC and LOEC, Inc., as well as against JUUL Labs Inc., Altria Group Inc., Altria Client Services Inc., Altria Group Distribution Company, Nu Mark LLC, Nu Mark Innovations Ltd., Imperial Brands plc, Fontem Ventures BV, Fontem US Inc., and Walgreen Co. Plaintiffs have asserted several claims against Reynolds American, RJR Vapor, Lorillard LLC, and LOEC, Inc. and the Company, including claims of public nuisance alleging that the defendants negligently or intentionally marketed vapour products to students enrolled in the plaintiffs’ schools, as well as claims for negligence, misrepresentation, fraud, unjust enrichment and alleged violation of Illinois consumer fraud and trade practices statutes. The complaint was served on 13 July 2020 on Reynolds American, RJR Vapor, Lorillard LLC, and LOEC, Inc., and on 3 August 2020, Reynolds American, RJR Vapor, Lorillard LLC, and LOEC, Inc. moved for dismissal of the complaint for lack of personal jurisdiction, improper venue and failure to state a claim for relief. On 3 August 2020, the Company moved to dismiss the complaint for improper service and lack of personal jurisdiction. The case was assigned to a multi-district litigation proceeding that was consolidated for pre-trial purposes in October 2019 by the US JPML at the request of JUUL Labs Inc. On 13 August 2020, plaintiffs filed a notice of voluntary dismissal without prejudice, and the case was closed.

86.

On 22 July 2020, Nicholas Bernston filed a personal injury action in the Northern District of Oklahoma against JUUL Labs Inc. (JUUL), Altria Client Services, LLC, RJR Vapor, Reynolds American, and others. The complaint seeks damages for personal injuries (including pneumonia and acute respiratory failure) allegedly resulting from vaping on several theories, including strict liability, negligence, and breach of implied warranty of merchantability. On 24 July 2020, JUUL notified the JPML that this case could be a potential tag-along in the JUUL MDL. On 5 August 2020, the Judicial Panel on Multidistrict Litigation entered a conditional transfer order transferring the case to the Northern District of California. That order became effective on 12 August 2020, and this case now is a member case in the JUUL multidistrict litigation (MDL). On 13 October 2020, RJR Vapor and Reynolds American moved to dismiss the complaint or, in the alternative, for a stay or a suggestion of remand to the Northern District of Oklahoma. On 16 October 2020, the MDL court issued an order staying those motions to dismiss. The case will remain pending against Reynolds American and RJR Vapor, but they will not be subject to discovery or other pretrial obligations absent further order from the court.

240	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

Croatian Distributor Dispute

87.

BAT Hrvatska d.o.o u likvidaciji and British American Tobacco Investments (Central and Eastern Europe) Limited are named as defendants in a claim by Mr Perica received on 22 August 2017 and brought before the commercial court of Zagreb, Croatia. Mr Perica seeks damages of HRK 408,000,000 (approximately £48 million) relating to a BAT Standard Distribution Agreement dating from 2005. BAT Hrvatska d.o.o and British American Tobacco Investments (Central and Eastern Europe) Ltd filed a reply to the statement of claim on 6 October 2017. A hearing had been scheduled to take place on 10 May 2018, but it was postponed due to a change of the judge hearing the case. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Zagreb. TDR d.o.o. is also named as the defendant in a claim by Mr Perica received on 30 April 2018 and brought before the commercial court of Zagreb, Croatia. Mr. Perica seeks payment in the amount of HRK 408,000,000 (approximately £48 million) claiming that BAT Hrvatska d.o.o. transferred a business unit to TDR d.o.o, thus giving rise to a liability of TDR d.o.o. for the debts incurred by BAT Hrvatska d.o.o, on the basis of the provisions of Croatian civil obligations law. A response to the statement of claim was filed on 30 May 2018. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Pula. Mr Perica filed an appeal against this decision which was rejected by the High Commercial Court of The Republic of Croatia confirming therewith that the competent court to hear this case is the Municipal Court in Pula. The Municipal Court in Zagreb has decided that the claims by Mr Perica initiated on 22 August 2017 and 30 April 2018 shall be heard as one case in front of the Municipal Court of Zagreb.

BAT/Reynolds American Inc. Shareholder Litigation

88.

Following the Company’s acquisition of the remaining 57.8% of Reynolds American in July 2017, pursuant to North Carolina law, under which Reynolds American was incorporated, a number of Reynolds American shareholders dissented and asserted their rights to a judicial appraisal of the value of their Reynolds American stock. On 29 November 2017, Reynolds American filed a Complaint for Judicial Appraisal in state court in North Carolina against 20 dissenting shareholders holding an aggregate of approximately 9.65 million shares. The complaint asked the court to determine the fair value of the dissenting shareholders’ shares in Reynolds American and any accrued interest. A trial was held in June 2019, at which the dissenters sought US$92.17 per share plus interest. On 27 April 2020, the court issued its final judgment upholding Reynolds American’s proposed valuation of $59.64 per share and concluding that no further payment is due to the dissenters for their shares. Dissenting shareholders holding an aggregate of approximately 6.52 million shares filed a notice of appeal to the North Carolina Supreme Court on 21 May 2020, and briefing of the appeal concluded on 14 December 2020.

Patents Litigation

89.

Certain Group companies are party to a number of patent litigation cases and procedural challenges concerning the validity of patents owned by or licensed to them and/or the alleged infringement of third-parties’ patents.

90.

On 22 June 2018, an affiliate of Philip Morris International (PMI) commenced proceedings against British American Tobacco Japan, Ltd. (BAT Japan) in the Japanese courts challenging the import, export, sale and offer of sale of the glo device and of the NeoStiks consumable in Japan at the time the claim was brought (and earlier models of the glo device), alleging that the glo devices directly infringe certain claims of two Japanese patents that have been issued to the PMI affiliate and that the NeoStiks indirectly infringe certain claims of those patents. On 17 January 2019, the PMI affiliate introduced new grounds of infringement, alleging that the glo device also infringes some other claims in the two PMI affiliate’s Japanese patents. Damages for the glo device and NeoStik are claimed in the court filing, to the amount of 100 million Yen (approximately £708,000). The PMI affiliate has also filed a request for injunction with respect to the glo device. BAT Japan denies infringement and is challenging the validity of the two PMI affiliate’s Japanese patents.

91.

Fuma International LLC (Fuma) filed two separate patent infringement complaints in the US District Court for the Middle District of North Carolina against RJR Vapor on 6 March 2019 and 2 July 2019, each alleging that Vuse Solo and Vuse Ciro products infringe a patent. The two complaints were consolidated into a single proceeding involving both asserted Fuma patents. Fuma seeks monetary damages in an amount ranging from US$64.0 million (approximately £47 million) to US$135.4 million (approximately £99 million) (which the Court may (but is not obligated to) increase up to 3x the actual damages awarded should RJR Vapor be found to have wilfully infringed) and an injunction. RJR Vapor filed its answer, affirmative defences and declaratory judgment counterclaim for patent unenforceability based on inequitable conduct on 26 July 2019. RJR Vapor’s inequitable conduct counterclaim was dismissed by the Court on 6 March 2020. The Court issued its claim construction order on 23 March 2020, which is consistent with RJR Vapor’s non-infringement positions for Vuse Ciro and Vuse Solo products. The first court ordered mediation session was held on 23 January 2020 and a second was held on 30 October 2020. Dispositive motions were filed on 20 October 2020 (Fuma moved for summary judgment of infringement and RJR Vapor moved for summary judgment of non-infringement). Briefing on the summary judgment motions was completed on 25 November 2020.

92.

On 9 April 2020, Nicoventures Trading Limited (Nicoventures) commenced an action in the England and Wales High Court (Patents Court) against Philip Morris Products S.A. (PMP) for revocation against three divisional patents in the same family, of which PMP is the proprietor (a further divisional patent in the same family was added into the revocation action on 9 July 2020). On 12 May 2020 PMP filed its defence together with a counterclaim for patent infringement against Nicoventures and Investments concerning prototype examples or production samples of certain ‘glo’ tobacco heating devices. PMP are seeking an injunction, an order for delivery up or a destruction upon oath of all infringing articles, and either an account of profits or damages on commercial sales (and interest thereon). On 12 June 2020, Nicoventures and Investments filed their defence to the counterclaim. The trial of this action will take place in the week commencing 17 May 2021.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	241

27 Contingent Liabilities and Financial Commitments Continued

93.

On 28 May 2020 Altria Client Services LLC and U.S. Smokeless Tobacco Company LLC commenced proceedings against RJR Vapor before the US District Court for the Middle District of North Carolina against the vapour products Vuse Vibe and Vuse Alto, and the tin used in the modern oral product Velo. Nine patents in total were asserted: two against Vibe, four against Alto and three against Velo. On 5 January 2021, Altria filed an Amended Complaint that adds Modoral Brands, Inc. as a defendant with respect to the Velo product claims. The plaintiffs have sought damages but have not to date sought preliminary or permanent injunctions. RJR Vapor has responded to the complaint. Pleadings are closed, and fact discovery is proceeding. The parties have agreed on a mediator, but have not set a date for mediation. The court issued a scheduling order on 28 October 2020. Significant dates in that order include a claim construction hearing tentatively set for the week of 22 March 2021 and the close of fact discovery on 23 June 2021. No trial date has been set.

94.

On 9 April 2020, RAI Strategic Holdings, Inc. and RJR Vapor commenced an action in the US District Court for the Eastern District of Virginia against Altria Client Services LLC, Philip Morris USA, Inc., Altria Group, Inc., Philip Morris International, Inc., and Philip Morris Products S.A. (collectively, Philip Morris) for infringement of six patents based on the importation and commercialisation within the United States of IQOS. On 8 May 2020 and 12 June 2020, Philip Morris filed Inter Partes Review (IPR) petitions in the US Patent Office challenging the validity of each of the six patents asserted. On 29 June 2020, Philip Morris asserted counterclaims alleging that RJR Vapor infringes five patents. On 24 November 2020, the court issued a claim construction order that determined that each disputed term would have its plain and ordinary meaning. On 4 December 2020, the magistrate judge issued an order staying RJR Vapor and Philip Morris’s patent claims pending a decision by the US Patent Office regarding whether to proceed with the IPRs. At the time of the stay, fact and expert discovery was ongoing and was scheduled to conclude 26 January 2021. If the stay is lifted, fact and expert discovery will resume and it is expected that the date for close of fact and expert discovery will be rescheduled based on the date the stay is lifted (i.e., approximately 8 weeks after the date the stay is lifted). On 13 January 2021, the USPTO instituted one of the IPRs. The parties submitted a joint status report on 19 January 2021. On 20 January 2021, Philip Morris filed a motion to lift the stay solely as to the counterclaims against RJRV; RJRV is opposing Philip Morris’s motion and filed its opposition on 28 January 2021.

95.

On 27 November 2020 Philip Morris filed a complaint before the Regional Court Mannheim in Germany against British American Tobacco (Germany) GmbH (BAT Germany) alleging that the sale, offer for sale and importation of Vype ePod products infringes a patent. Philip Morris is seeking an injunction, a recall of product from commercial customers and a declaratory judgment for damages. The trial of this action will take place on 15 June 2021.

96.

On 11 December 2020 Philip Morris filed a complaint before the Regional Court Dusseldorf in Germany against BAT Germany alleging that the sale, offer for sale and importation of glo TABAK HEATER and neo STICK products infringe a patent. Philip Morris is seeking an injunction, a recall of product from commercial customers and a declaratory judgment for damages.

Mozambican IP Litigation

97.

On 19 April 2017, Sociedade Agrícola de Tabacos, Limitada (SAT) (a BAT Group company in Mozambique) filed a complaint to the National Inspectorate for Economic Activities (INAE), the government body under the Ministry of Industry and Trade, regarding alleged infringements of its registered trademark (GT) by GS Tobacco SA (GST). INAE subsequently seized the allegedly infringing products (GS cigarettes) and fined and ordered GST to discontinue manufacturing products that could infringe SAT’s intellectual property rights. Following INAE’s decision, in July 2017 and March 2018, SAT sought damages via the Judicial Court of Nampula, from GST in the amount of and equivalent to £573,000 as well as a permanent restraint order in connection with the manufacturing and selling of the allegedly infringing products. The Judicial Court of Nampula (Tribunal Judicial de Nampula) granted the order on an interim basis on 7 August 2017. After hearing the parties, on 5 September 2017, the court found that no alleged infringement by GST had occurred and removed the interim restraint order, this decision was appealed by SAT and is currently pending a decision. GST filed an application for review against INAE’s initial decision directly to the Minister of Trade and Industry, which reversed the decision of INAE. On 31 December 2018, SAT was notified of GST’s counterclaim against SAT at the Judicial Court of Nampula for damages allegedly sustained as a result of SAT’s complaint to INAE (and INAE’s decision). GST is seeking damages in the amount equivalent to £190 million. On 31 January 2019 SAT filed a formal response to the counterclaim. GST was notified on 28 February 2019 to file a response to our formal response to the counterclaim and the judge scheduled the preliminary hearing for 14 March 2019. This hearing was adjourned and was held on 2 April 2019, when the court heard arguments on the validity of SAT’s counterclaim. On 2 September 2019, SAT received notification of an order which provided that (i) SAT’s claim had been dismissed by the court; and (ii) the GST counterclaim would proceed to trial. On 9 September 2019 SAT responded to the order by appealing the dismissal of the SAT claim. Additionally, SAT made an interlocutory application in the counterclaim proceedings to challenge certain questions posed by the judge, on the basis that the responses may be used as evidence at trial.

Malawi Group Action

98.

In December 2020, the Company and British American Tobacco (GLP) Limited (GLP) were named as defendants in a claim made in the English High Court by around 7,500 Malawian tobacco farmers and their family members. The claim also names Imperial Brands plc and five affiliates as defendants. The claimants allege they were subjected to unlawful and exploitative working conditions on tobacco farms from which it is alleged that the defendants indirectly acquire tobacco. They seek unquantified damages (including aggravated and exemplary damages) for the torts of negligence and conversion and unquantified personal and proprietary remedies for restitution of unjust enrichment. They also seek an injunction to restrain the commission of further torts of conversion or negligence by the defendants. The Company and GLP intend vigorously to defend the claim.

242	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

Qatar Customs Authority Claims

99.

On 12 November 2020, British American Tobacco Middle East W.L.L (formerly British American Tobacco Middle East SPC) (BATME), along with its distributor in Qatar, Ali Bin Ali Establishment (ABA), filed a case before the Qatar Court of First Instance which challenges a decision of the Qatar Customs Authority dated 16 August 2020 ordering ABA to pay a total amount of QAR 160,531,588 (approximately £33 million) in customs duties and penalties in relation to 27 consignments of cigarettes imported into Qatar by ABA. BAT ME’s potential liability in respect of the foregoing amounts arises from certain contractual arrangements with ABA. BAT ME and ABA strongly assert that the additional customs duty and penalties imposed by the Qatar Customs Authority are inconsistent with the customs law of the GCC. The case is in the very early stages, and the Qatar Customs Authority has not yet filed its pleading in response to the claim.

Saudi Arabia Customs Claim

100.

On 25 January 2021, Walid Ahmed Mohammed Al Naghi for Trading Establishment (Al Naghi), a former distributor for the Group’s operating companies in the Middle East, filed a claim in the Commercial Court in Jeddah, Saudi Arabia, seeking SAR 2,105,356,121 (approximately £410 million) for reimbursement of funds allegedly due under contract. Al Naghi did not formally name any Group entity as a defendant in the claim. The claim was dismissed orally by the Court on 9 February 2021.

Rentko Asbestos Action

101.

On 15 January 2021, plaintiffs in an individual asbestos personal injury action (Rentko), originally filed 5 October 2020 in the New York City Asbestos Litigation court, filed an amended complaint, which names as defendants the Company, BATUS Holdings, Inc., British American Tobacco (Brands), Inc., and RJRT, along with various other defendants. The amended complaint was served 20 January 2021 on BATUS Holdings, Inc. and British American Tobacco (Brands), Inc., and served 22 January 2021 on RJRT. The amended complaint alleges that one of the plaintiffs was exposed to the defendants’ asbestos and asbestos-contaminated talcum powder products, which allegedly caused her to develop mesothelioma, and asserts claims under state law, including for negligence, breach of warranty, product liability, negligent misrepresentation, fraudulent concealment, and civil conspiracy. A further amended complaint was filed on 27 January 2021, which names Reynolds American as a defendant as an alleged successor in interest to the Company, and which was served on Reynolds American on 5 February 2021. Plaintiffs seek unspecified compensatory and punitive damages jointly and severally against the defendants.

Fox River

Background to environmental liabilities arising out of contamination of the Fox River:

102.

In Wisconsin, the authorities have identified potentially responsible parties (PRPs) to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls (PCBs) from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation (NCR).

103.

In NCR’s Form 10-K Annual Report for the year ended 31 December 2014, which is the most recent public source available, the total clean-up costs for the Fox River are estimated at US$825 million (approximately £603 million). This estimate is subject to uncertainties and does not include natural resource damages (NRDs). Total NRDs may range from US$0 to US$246 million (approximately £0 to £180 million).

104.

Industries’ involvement with the environmental liabilities arises out of indemnity arrangements which it became party to due to a series of transactions that took place from the late-1970s onwards and subsequent litigation brought by NCR against Industries and Appvion Inc. (Appvion) (a former Group subsidiary) in relation to those arrangements which was ultimately settled. US authorities have never identified Industries as a PRP.

105.

There has been a substantial amount of litigation in the United States involving NCR and Appvion regarding the responsibility for the costs of the clean-up operations. The US Government also brought enforcement proceedings against NCR and Appvion to ensure compliance with regulatory orders made in relation to the Fox River clean-up. This litigation has been settled through agreements with other PRPs and a form of settlement known as a Consent Decree with the US Government, approved by the District Court of Wisconsin on 23 August 2017.

106.	The principal terms of that Consent Decree, in summary, are as follows:

a.	NCR is obliged to perform and fund all of the remaining Fox River remediation work by itself.

b.

The US Government enforcement proceedings were settled, with NCR having no liability to meet the US Government’s claim for costs it had incurred in relation to the clean-up to date, a secondary responsibility to meet certain future costs, and no liability to the US Government for NRDs.

c.

NCR ceased to pursue its contribution claims against the other PRPs and in return received contribution protection preventing other PRPs from pursuing their contribution claims against NCR and existing claims for contribution being dismissed by order of the Court. NCR does, however, have the right to reinstate its contribution claims if the other PRPs decide to continue to pursue certain contractual claims against NCR.

d.

Appvion also agreed to cease pursuance of claims against the other PRPs, subject to retention of the right to reinstate its claims if the other PRPs decide to continue to pursue certain claims against Appvion.

107.

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

108.

In NCR’s Form 10-K Annual Report for the year ended 31 December 2019 NCR disclosed that, in November 2019, an arbitral tribunal had awarded US$10 million (approximately £7 million) to a remediation general contractor engaged by the LLC formed by NCR and Appvion to perform the clean-up operation of the Fox River. It further indicated that it expected its indemnitors and co obligors to bear responsibility for the majority of the award, estimating its own share as approximately one fourth of the award.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	243

27 Contingent Liabilities and Financial Commitments Continued

Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River:

109.

NCR has taken the position that, under the terms of a 1998 Settlement Agreement between it, Appvion and Industries, and a 2005 arbitration award, Industries and Appvion generally had a joint and several obligation to bear 60% of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs’ contribution claims. BAT has not acknowledged any such liability to NCR and has defences to such claims. Further, under the terms of the Funding Agreement (described below), any dispute between Industries and NCR as to the final amount of any NCR claim against Industries in respect of the Fox River (if any) can only be determined at the later of (i) the completion of Fox River remediation works or (ii) the final resolution and exhaustion of all possible appeals in proceedings brought against Sequana, PricewaterhouseCoopers LLP (PwC) and other former advisers.

110.

Until May 2012, Appvion and Windward Prospects Limited (Windward) (another former Group subsidiary) had paid a 60% share of the clean-up costs. Industries was never required to contribute. Around that time, Appvion refused to continue to pay clean-up costs, leading to NCR demanding that Industries pay a 60% share.

111.

Industries commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR (the English Indemnity Proceedings) pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of 30 September 2014

112.

On 30 September 2014, Industries entered into a Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (BTI) (a wholly-owned subsidiary of Industries). Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as an NCR-Appvion arbitration concerning Appvion’s indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up. Under the agreement, NCR has agreed to accept funding by Industries at the lower level of 50% of the ongoing clean-up related costs of the Fox River (rather than the 60% referenced above). This remains subject to an ability to litigate at a later stage the extent of Industries’ liability in relation to Fox River clean-up related costs (including in respect of the 50% of costs that Industries has paid under the Funding Agreement to date). In addition, Windward has contributed US$10 million (approximately £7 million) of funding and Appvion has contributed US$25 million (approximately £18 million) for Fox River and agreed to contribute US$25 million (approximately £18 million) for the Kalamazoo River (see further below). Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.

113.

The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana and the former Windward directors (the Windward Dividend Claim). That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million (approximately £397 million) in 2008 and €135 million (approximately £121 million) in 2009 (the Dividend Payments) and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the BAT section 423 Claim) (together, the Sequana Proceedings).

114.

The Windward Dividend Claim and BAT section 423 Claim were heard together in the High Court, with judgment handed down on 11 July 2016. The court upheld the BAT section 423 Claim and, by way of a consequentials judgment dated 10 February 2017, ordered that Sequana pay to BTI an amount up to the full value of the 2009 Dividend plus interest, which equates to around US$185 million (approximately £135 million). The Court dismissed the Windward Dividend Claim.

115.

The parties pursued cross appeals on the judgment, during which time Sequana was granted a stay in respect of the above payments. That stay was lifted in May 2017, three months after Sequana had entered into an insolvency process in France seeking court protection (the Sauvegarde). On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (liquidation judiciaire). To date, Industries has not received any payments from Sequana.

116.

On 6 February 2019 the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay approximately US$185 million (approximately £135 million). Because of Sequana’s ongoing insolvency process, execution of that judgment is stayed. The Court of Appeal dismissed BTI’s appeal in relation to the Windward Dividend Claim. The Court of Appeal also dismissed Sequana’s application for permission to appeal the High Court’s costs order in favour of Industries. Sequana therefore remains liable to pay around £10 million in costs to Industries.

117.

All parties to the appeal sought permission from the Court of Appeal for a further appeal to the UK Supreme Court. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal was listed to take place on 25 and 26 March 2020 but was adjourned because of the Covid-19 pandemic. The hearing is now listed to take place on 4 and 5 May 2021.

118.

BTI has brought claims against certain of Windward’s former advisers, including Windward’s auditors at the time of the dividend payments, PwC (which claims were also assigned to BTI under the Funding Agreement). The claim had been stayed pending the outcome of the Sequana Proceedings. Once that stay was lifted, PwC applied to strike-out BTI’s claim. A hearing of this application took place in October 2019. On 15 November 2019, the court dismissed PwC’s application. The court granted PwC permission to appeal in respect of part of its dismissal of the application and the hearing of that appeal was heard by the Court of Appeal on 27 and 28 October 2020. On 11 January 2021, the Court of Appeal handed down judgment dismissing PwC’s appeal. The Court of Appeal also refused PwC’s application for permission to appeal to the Supreme Court and made an order requiring PwC to file its Defence within two months of 11 January 2021. PwC has subsequently applied directly to the Supreme Court for permission to appeal the Court of Appeal’s decision.

119.	An agreed stay is also in place in respect of BTI’s separate assigned claim against Freshfields Bruckhaus Deringer.

244	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

120.

The sums Industries has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing US litigation. In 2019, Industries paid £32 million in respect of clean-up costs and is potentially liable for further costs associated with the clean-up. From January through December 2020, Industries paid £2 million. Industries has a provision of £70 million which represents the current best estimate of its exposure – see note 20.

Kalamazoo

121.	NCR is also being pursued by Georgia-Pacific, a designated PRP in respect of the Kalamazoo River in Michigan, in relation to remediation costs caused by PCBs released into that river.

122.

On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA).

123.

The second phase of the Kalamazoo trial to determine the apportionment of liability amongst PRPs took place between September and December 2015. On 29 March 2018, Judge Jonker ordered that NCR pay 40% of Georgia-Pacific past costs (around US$22 million (approximately £16 million)). The question of future remediation costs was not determined.

124.

The parties commenced appeal proceedings against the judgment in July 2018. NCR also agreed an appeal bond with Georgia-Pacific to prevent enforcement of the judgment while it remained subject to appeal.

125.

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

126.

Industries also anticipates that NCR may seek to recover from Appvion (subject to a cap of US$25 million (approximately £18 million)) for ‘Future Sites’ under the Funding Agreement. The basis of the recovery would be the same as any demand NCR may make on Industries. Appvion entered Chapter 11 bankruptcy protection on 1 October 2017. The effect of the Chapter 11 proceedings on Appvion’s liability for Future Sites payments under the Funding Agreement is currently uncertain.

127.

On 11 December 2019, NCR announced that it had entered into a Consent Decree with the US Government and the State of Michigan, pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. This Consent Decree was approved by the District Court for the Western District of Michigan on 2 December 2020. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £179 million). The Consent Decree also provides for the withdrawal of NCR’s appeal against Georgia-Pacific, and payment by NCR of the outstanding judgment against it of approximately US$20 million (approximately £15 million) to Georgia-Pacific.

128.	The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It may well exceed the amounts which are payable on the face of the Consent Decree.

129.

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

Other environmental matters

130.

Reynolds American and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a PRP with third parties under CERCLA with respect to several superfund sites. Reynolds American and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of Reynolds American or its subsidiaries.

Criminal investigations

131.

The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. The Group is cooperating with the authorities’ investigations, including the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions. In January 2021, the Group was informed that the investigation by UK’s Serious Fraud Office (the SFO) into suspicions of corruption in the conduct of business by Group companies and associated persons had been closed. The SFO stated that it would continue to offer assistance to the ongoing investigations of other law enforcement partners.

132.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	245

27 Contingent Liabilities and Financial Commitments Continued

Closed litigation matters

133.

The following matters on which the Company reported in the contingent liabilities and financial commitments note 27 to the Company’s 2019 financial statements have been dismissed, concluded or resolved as noted below:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition

Vuse Litigation (Whatcom County)	USA	Reynolds American, RJR Vapor, the Company, Lorillard LLC and LOEC Inc.	Public Nuisance	Voluntary dismissal by plaintiff

Cyprus competition investigation	Cyprus	B.A.T. (Cyprus) Ltd	Investigation	Investigation ended without liability to B.A.T. (Cyprus) Ltd

General Litigation Conclusion

134.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.

135.

As indicated above, on 1 March 2019 the Quebec Court of Appeal released its appeal judgment. The trial judgment was largely upheld by a unanimous decision of the five-member panel including the requirement that the defendants deposit the initial deposits in their solicitors’ trust accounts within 60 days. This is the only executory aspect of the judgment. In these circumstances we are of the view that it is more likely than not that there will be an outlay and it is reasonably estimable at CAD $758 million (approximately £436 million), the amount of the initial deposit paid into court. If further adverse judgments are entered against any of the Group’s companies in any case, avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in any particular period could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation.

136.

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

Other contingencies

137.

JTI Indemnities. By a purchase agreement dated 9 March 1999, amended and restated as of 11 May 1999, referred to as the 1999 Purchase Agreement, R.J. Reynolds Tobacco Holdings, Inc. (RJR) and RJRT sold their international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI against: (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJRT’s employee benefit and welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

138.

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

139.

ITG Indemnity. In the Divestiture, Reynolds American agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, Reynolds American and its affiliates in connection with claims relating to the purchase or use of ‘blu’ brand e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, Reynolds American and its affiliates in actions filed after 12 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015. ITG has tendered a number of actions to Reynolds American under the terms of this indemnity, and Reynolds American has, subject to a reservation of rights, agreed to defend and indemnify ITG pursuant to the terms of the indemnity. Reynolds American has tendered an action to ITG under the terms of this indemnity, and ITG has, subject to a reservation of rights, agreed to defend and indemnify Reynolds American and its affiliates pursuant to the terms of the indemnity. These claims are substantially similar in nature and extent to claims asserted directly against RJRT in similar actions.

246	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

140.

Loews Indemnity. In 2008, Loews Corporation (Loews), entered into an agreement with Lorillard Inc., Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the ‘Separation Agreement’. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third-party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’ ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims). Loews is a defendant in three pending product liability actions, each of which is a putative class action. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases. Following the closing of the Lorillard merger, RJRT assumed Lorillard’s obligations under the Separation Agreement as was required under the Separation Agreement.

141.

SFRTI Indemnity. In connection with the 13 January 2016 sale by Reynolds American of the international rights to the Natural American Spirit brand name and associated trademarks, along with SFR Tobacco International GmbH (SFRTI) and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV (JTI Holding), each of SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before (a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/ EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning Natural American Spirit brand products consumed or intended to be consumed outside of the United States and (d) that the Natural American Spirit brand product is natural, organic, or additive free. Under the terms of this indemnity, JTI has requested indemnification from Santa Fe Natural Tobacco Company Germany GmbH (SFNTCG) in connection with an audit of SFNTCG relating to transfer pricing for the tax years 2007 to 2010 and 2012 to 2015. SFNTCG contests the audit results. The amount in dispute is approximately €21 million plus interest (approximately £19 million).

142.

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

143.	Except as otherwise noted above, Reynolds American is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.

144.

Competition Investigations. There are instances where Group companies are cooperating with relevant national competition authorities in relation to ongoing competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in Ukraine and Netherlands.

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

The following matters are in or may proceed to litigation:

Corporate taxes

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of BRL1,778 million (£250 million) to cover tax, interest and penalties.

Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006) Souza Cruz’s appeals were rejected by the ultimate Administrative Court after which Souza Cruz filed two lawsuits with the Judicial Court to appeal the reassessments. The judgment in respect of the reassessment of corporate income tax has been decided in favour of Souza Cruz by the first level of the Judicial Court and Souza Cruz is waiting to see whether the Brazilian Tax Authorities will appeal the judgment. The lawsuit appealing the social contribution tax is pending judgment in the first level of the Judicial Court. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015, a further reassessment for the same period (2007 and 2008) was raised after the five-year statute of limitation which has been appealed against.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	247

27 Contingent Liabilities and Financial Commitments Continued

Netherlands

The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an aggregate net liability across these periods of £1,220 million covering tax, interest and penalties. The Group has appealed against the assessments in full.

The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary. The Group does not consider it appropriate to make provision for these amounts nor for any potential further amounts which may be assessed in relation to these matters in subsequent years.

Indirect and other taxes

Bangladesh

On 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh has reversed the decision of the High Court Division against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £154 million. On 3 February 2020, the certified Court Order was received. The Government filed a Review Petition on 25 March 2020 in the Appellate Division of the Supreme Court of Bangladesh against the judgment. The matter is yet to be taken up for hearing.

Egypt

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low-price category brands brought by the Egyptian tax authority for £122 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are under review by the Council of State. During hearings in August 2020, the courts decided, in both cases, to transfer the files to court appointed experts but these sessions have not yet been scheduled. Progress on the case, and further hearings, have been delayed due to COVID-19.

South Korea

In 2016, the Board of Audit and Inspection of Korea (BAI) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional national excise, local excise, VAT taxes and penalties. This resulted in the recognition of a KRW 80.7 billion (approximately £54 million) charge by Group subsidiaries, BAT Korea Ltd., Rothmans Far East B.V. Korea Branch Office and BAT Korea Manufacturing Ltd. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. On grounds of materiality and the high likelihood of the tax and penalties being reversed in future, the Group classified the tax and penalties charge as an adjusting item in 2016.

On 23 August 2019, the trial court ruled in favour of Rothmans Far East B.V. Korea Branch Office on KRW 6.7 billion (approximately £5 million), the VAT portion of the assessment; appeals on the other elements of the assessment are still pending at trial court. The Korean government appealed the ruling on 16 September 2019. Management expects the final ruling by the Supreme Court by 2022. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling.

Turkey

British American Tobacco Tutun Mamulleri Sanayi ve Ticaret Anonim Sirketi (BAT Tutun) has been subject to tax audits on inventory movements for the years 2015, 2016 and 2019. In November 2020, BAT Tutun received a tax assessment amounting to £100 million comprising principal, penalty and interest for the years 2015 and 2016. The Group is not, at the date of this announcement, aware of any assessment in relation to 2019. Management is engaging with the tax authorities on the matter but believes that the tax claims are unfounded.

Brazil

On 15 March 2017, the Brazilian Supreme Court ruled that for all taxpayers VAT (ICMS) should not be included in the calculation of social contribution taxes (PIS/Cofins) which are levied based on revenue. However, the retrospective application of the basis of calculation is subject to an extraordinary appeal and the final decision is expected by 2022.

The Group’s Brazilian subsidiary, Souza Cruz, had filed an individual lawsuit to establish that it had overpaid taxes to the government. Based on favourable court decisions in 2020 and 2019 the Group has recognised £58 million (2019: £86 million) in other income representing management’s best estimate of the amounts likely to be recovered at this time with the potential for further amounts in future periods.

If the ruling were to be enacted retrospectively for a period of five years, the potential asset is estimated to be around £507 million.

248	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

27 Contingent Liabilities and Financial Commitments Continued

Commitments in relation to service contracts, non-capitalised leases

The total future minimum payments under non-cancellable service contracts based on when payments fall due:

	2020 £m	2019 £m

Service contracts

Within one year	63	15

Between one and five years	17	20

Beyond five years	6	–

	86	35

Financial commitments arising from short-term leases and leases of low-value assets that are not capitalised under IFRS 16 Leases are £6 million (2019: £10 million) for property and £3 million (2019: £2 million) for plant, equipment and other assets.

Performance guarantees

As part of the acquisition of TDR in 2015, the Group has committed to keeping the manufacturing facility in Kanfanar, Croatia operational for at least five years following completion of the acquisition. The maximum exposure under this guarantee was £42 million at 31 December 2019. These commitments expired during 2020.

28 Interests in Subsidiaries

Subsidiaries with material non-controlling interests

Non-controlling interests principally arise from the Group’s listed investment in Malaysia (British American Tobacco (Malaysia) Berhad), where the Group held 50% of the listed holding company in 2020, 2019 and 2018. The Group has assessed that it exercises de facto control over Malaysia as it has the practical ability to direct the business through effective control of the Company’s Board as a result of the Group controlling the largest shareholding block in comparison to other shareholdings which are widely dispersed. Summarised financial information for Malaysia is shown below as required by IFRS 12. As part of the Group’s reporting processes, Malaysia report consolidated financial information for the Malaysia group which has been adjusted to comply with Group accounting policies which may differ to local accounting practice. Goodwill in respect of Malaysia, which arose as a result of the acquisition of the Rothmans group referred to in note 8, has not been included as part of the net assets below. In addition, no adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2020 £m	2019 £m	2018 £m

Revenue	162	191	231

Profit for the year	45	65	87

– Attributable to non-controlling interests	22	33	43

Total comprehensive income	46	65	87

– Attributable to non-controlling interests	23	33	43

Dividends paid to non-controlling interests	(24)	(36)	(40)

Summary net assets:

Non-current assets	14	20	16

Current assets	120	97	116

Non-current liabilities	(5)	(4)	–

Current liabilities	(137)	(117)	(129)

Total equity at the end of the year	(8)	(4)	3

– Attributable to non-controlling interests	(4)	(2)	1

Net cash generated from operating activities	40	61	86

Net cash used in investing activities	–	–	(2)

Net cash used in financing activities	(35)	(73)	(77)

Differences on exchange	–	–	1

Increase/(decrease) in net cash and cash equivalents	5	(12)	8

Net cash and cash equivalents at 1 January	(2)	10	2

Net cash and cash equivalents at 31 December	3	(2)	10

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	249

28 Interests in Subsidiaries Continued

Subsidiaries subject to restrictions:

As a result of the Group’s Canadian subsidiary, Imperial Tobacco Canada (ITCAN), entering CCAA protection, the assets of ITCAN are subject to restrictions. The table below summarises the assets and liabilities of ITCAN:

Summarised financial information	2020 £m	2019 £m

Non-current assets	2,354	2,403

Current assets	1,251	768

Non-current liabilities	(132)	(131)

Current liabilities	(528)	(447)

	2,945	2,593

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

Whilst the Group continues to control the operations of its Canadian subsidiary, there are restrictions over the ability to access or use certain assets including the ability to remit dividends. Included in current assets are cash and cash equivalents of £992 million, of which £878 million is restricted (2019: £595 million, £445 million of which was restricted) (note 17) and inventories of £114 million (2019: £117 million). Included in non-current assets for 2020 and 2019 is goodwill of £2.3 billion subject to impairment reviews (note 8). Included in current liabilities are trade and other payables of £284 million (2019: £310 million), the majority of which are amounts payable in respect of duties and excise. Refer to note 27 for information on the Quebec Class Actions.

Other shareholdings

The Group holds 92% of the equity shares of PT Bentoel Internasional Investama Tbk (Bentoel). In 2011, the Group sold 984 million shares, representing approximately 14% of Bentoel’s share capital, for the purposes of fulfilling certain obligations pursuant to Bapepam LK (Indonesia) takeover regulations. The Group simultaneously entered into a total return swap on 971 million of the shares. In June 2016, the Group and other investors participated in a rights issue by Bentoel, with the Group increasing its stake in Bentoel to 92%. Simultaneously, the Group amended the total return swap to take account of an additional 1,684 million shares. The shares subject to the total return swap now represent 7% of Bentoel’s issued capital. While the Group does not have legal ownership of these shares, it retains the risks and rewards associated with them which results in the Group continuing to recognise an effective interest in 99% of Bentoel’s net assets and results.

Refer to note 10 for information on the Group’s 42% investment in Tisak d.d..

250	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

29 Summarised Financial Information

The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10 in respect of the guarantees of:

The financial information relates to the guarantees of:

–

US$12.35 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds, including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds);

–

US$10.65 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities; and

–

US$1.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities.

As of July 28, 2020, all relevant Group entities suspended their reporting obligations with respect to the US$7.7 billion (2019: US$10.3 billion) of Reynolds unsecured notes and US$40.9 million (2019: US$149.5 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.

As described below, Reynolds American Inc. (Reynolds American) is a subsidiary guarantor of all outstanding series of BATCAP and BATIF bonds. Under the terms of the indentures governing such notes, any subsidiary guarantor (including Reynolds American) other than BATCAP or BATIF, as applicable, BATNF and BATHTN, will automatically and unconditionally be released from all obligations under its guarantee, and such guarantee shall thereupon terminate and be discharged and of no further force or effect, in the event that (1) its guarantee of all then outstanding notes issued under the Group’s EMTN Programme is released or (2) at substantially the same time its guarantee of the debt securities is terminated, such subsidiary guarantor is released from all obligations in respect of indebtedness for borrowed money for which such subsidiary guarantor is an obligor (as a guarantor or borrower). Under the EMTN Programme, Reynolds American’s guarantee is released if at any time the aggregate amount of indebtedness for borrowed money, subject to certain exceptions, for which Reynolds American is an obligor does not exceed 10% of the outstanding long-term debt of BAT as reflected in the balance sheet included in BAT’s most recent publicly released interim or annual consolidated financial statements.

Reynolds American’s guarantee may be released notwithstanding Reynolds guaranteeing other indebtedness, provided Reynolds American’s guarantee of outstanding notes issued under the EMTN Programme is released. If Reynolds American’s guarantee is released, BAT is not required to replace such guarantee, and the debt securities will have the benefit of fewer subsidiary guarantees for the remaining maturity of the debt securities.

Note: The following summarised financial information report the unconsolidated contribution of each applicable company to the Group’s consolidated results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/ or RAI and its subsidiaries (collectively, the Reynolds Group)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the Reynolds Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the Reynolds Group), it is provided as an explanation of the US business’s or RAI’s (and/or the Reynolds Group’s) primary US GAAP based financial statements and information.

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several:

–	British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;

–	B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATCAP’ in the financials below;

–	B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;

–	B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as ‘BATNF’ in the financials below;

–	Reynolds American Inc. (as a subsidiary guarantor), referred to as ‘RAI’ in the financials below; and

–	British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the 2017 Bonds only), referred to as ‘BATHTN’ in the financials below.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	251

29 Summarised Financial Information Continued

In accordance with Regulation S-X 13-01, information in respect of investments in subsidiaries that are not issuers or guarantors has been excluded from non-current assets as shown in the balance sheet table below. The “BATHTN” column in the summarised financial information is only applicable in the context of the 2017 Bonds. British American Tobacco Holdings (The Netherlands) B.V. (‘BATHTN’) is not an issuer nor guarantor of any of the other securities referenced in this note. None of the issuers or other guarantors has material balances with or an investment in BATHTN. Investments in subsidiaries represents share capital acquired in relation to or issued by subsidiary undertakings.

	Summarised Financial Information
Year ended 31 December 2020	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m

Income Statement

Revenue	–	–	–	–	–	–

(Loss)/profit from operations	(112)	(1)	(2)	–	(5)	–

Dividend income	5,050	–	–	–	4,845	224

Net finance income/(costs)	131	417	174	–	(758)	1

Profit/(loss) before taxation	5,069	416	172	–	4,082	225

Taxation on ordinary activities	(14)	(101)	4	–	170	–

Profit/(loss) for the year	5,055	315	176	–	4,252	225

Intercompany Transactions – Income Statement

Transactions with non-issuer/non-guarantor subsidiaries income/(expense)	(118)	(1)	4	–	22	–

Transactions with non-issuer/non-guarantor subsidiaries net finance income/(cost)	5	996	747	–	32	–

Dividend income from non-issuer/non-guarantor subsidiaries	5,050	–	–	–	4,845	224

	Summarised Financial Information
Year ended 31 December 2019	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m

Income Statement

Revenue	–	–	–	–	–	–

Loss from operations	(125)	(2)	(5)	–	(2)	(5)

Dividend income	6,090	–	–	–	3,993	195

Net finance income/(costs)	121	154	195	–	(497)	1

Profit/(loss) before taxation	6,086	152	190	–	3,494	191

Taxation on ordinary activities	–	(35)	8	–	125	1

Profit/(loss) for the year	6,086	117	198	–	3,619	192

Intercompany Transactions – Income Statement

Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(125)	(2)	(5)	–	19	–

Transactions with non-issuer/non-guarantor subsidiaries net finance income/(cost)	12	773	563	–	33	–

Dividend income from non-issuer/non-guarantor subsidiaries	6,090	–	–	–	3,993	195

252	BAT Annual Report and Form 20-F 2020

Financial Statements

Notes on Accounts

Continued

29 Summarised Financial Information Continued

	Summarised Financial Information
As at 31 December 2020	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m

Balance Sheet

Non-current assets	236	18,991	10,332	1,509	402	26

Current assets	7,070	3,404	30,601	22	268	15

Non-current liabilities	1,580	17,867	15,326	1,509	8,885	6

Non-current borrowings	1,571	17,867	15,243	1,509	8,823	–

Other non-current liabilities	9	–	83	–	62	6

Current liabilities	52	4,444	24,038	22	972	2

Current borrowings	9	4,329	23,478	22	200	1

Other current liabilities	43	115	560	–	772	1

Intercompany Transactions – Balance Sheet

Amounts due from non-issuer/non-guarantor subsidiaries	7,031	16,088	38,761	–	620	15

Amounts due to non-issuer/non-guarantor subsidiaries	3	3,139	19,550	–	62	1

Investment in subsidiaries (that are not issuers or guarantors)	27,234	–	718	–	23,820	1,580

	Summarised Financial Information
As at 31 December 2019	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m

Balance Sheet

Non-current assets	236	12,722	16,188	–	439	39

Current assets	6,732	6,379	25,441	–	749	16

Non-current liabilities	1,580	15,405	14,918	–	6,864	10

Non-current borrowings	1,571	15,168	14,590	–	6,741	–

Other non-current liabilities	9	237	328	–	123	10

Current liabilities	139	3,800	25,273	–	3,590	3

Current borrowings	13	3,706	24,816	–	2,979	1

Other current liabilities	126	94	457	–	611	2

Intercompany Transactions – Balance Sheet

Amounts due from non-issuer/non-guarantor subsidiaries	6,690	15,415	38,851	–	1,160	16

Amounts due to non-issuer/non-guarantor subsidiaries	101	2,773	19,190	–	81	1

Investment in subsidiaries (that are not issuers or guarantors)	27,234	–	718	–	24,012	1,419

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	253

30 Accounting Policy Changes

Adoption of new accounting standards effective 1 January 2019: Adoption of IFRS 16

Adoption of IFRS 16

With effect from 1 January 2019, the Group adopted IFRS 16 Leases with no revision of prior periods, as permitted by the Standard. In accordance with IFRS 16, the distinction between operating leases and finance leases for lessees has been removed.

On the initial implementation of the Standard, previously recognised operating leases were capitalised as right-of-use assets and financial liabilities were recognised at the same initial value. The Group took advantage of certain practical expedients available under the Standard including:

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

The impact of IFRS 16 to the Group’s balance sheet at 1 January 2019 was the capitalisation of £610 million of right-of-use assets and lease liabilities of £607 million. The weighted average incremental borrowing rate applied in discounting lease commitments at that date was 5.60%. The impact of IFRS 16 to the Group’s results and equity in 2019 was not material.

Adoption of new accounting standards effective 1 January 2018: Adoption of IFRS 9

Adoption of IFRS 9

With effect from 1 January 2018, the Group adopted IFRS 9 Financial Instruments with no restatement of prior periods, as permitted by the Standard. The cumulative impact of adopting the Standard, including the effect of tax entries, was recognised as a restatement of opening reserves in 2018, and was £38 million, arising from the impairment of financial assets under the expected loss model.

254	BAT Annual Report and Form 20-F 2020

Financial Statements

Group Companies

and Undertakings

This disclosure is made in accordance with Section 409 of the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended by The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015. A full list of subsidiary undertakings, associates and joint ventures and joint operations as defined by IFRS (showing the country of incorporation, effective percentage of equity shares held and full registered office addresses) as at 31 December 2020 is disclosed below.

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

The results of a number of these subsidiary undertakings principally affect the financial statements of the Group. These principal subsidiary undertakings are highlighted in grey and are considered to be the main corporate entities in those countries which, in aggregate, contributed 99% of the Group revenue and 100% of profit from operations.

Subsidiary Undertakings

Albania

Rruga e Kavajes, Ish Kombinati Ushqimor, Tirana, Albania

British American Tobacco – Albania SH.P.K.

Algeria

Industrial Zone, Cheraga, El Omrane, Ouled Fayet Road, Lot 04 Ilot 789, Algiers, Algeria

British American Tobacco (Algérie) S.P.A. (51%)

Angola

Viana Park, Polo Industrial, Viana, Luanda, Angola

British American Tobacco – B.A.T. Angola, Limitada[1]

Sociedade Geral de Distribuição e Comércio, Limitada

Sociedade Industrial Tabacos Angola LDA (76.60%)

Sociedade Unificada Tabacos Angola LDA (76.39%)

Argentina

San Martín 140, Floor 14, City of Buenos Aires, Argentina

BAT Operaciones S.A.U.

British American Tobacco Argentina S.A.I.C.y F. (99.98%)

Australia

166 William Street, Woolloomooloo, NSW 2011, Australia

British American Tobacco (Australasia Holdings) Pty Limited

British American Tobacco Australasia Limited

British American Tobacco Australia Limited

British American Tobacco Australia Overseas Pty Limited

British American Tobacco Australia Services Limited

Rothmans Asia Pacific Limited#

The Benson & Hedges Company Pty. Limited

W.D. & H.O. Wills Holdings Limited

Austria

Dr. Karl Lueger Platz 5, 1010, Wien, Austria

British American Tobacco (Austria) GmbH

Bahrain

Flat 2115, Building 2504, Road 2832, Block 428 Al Seef Area, Kingdom of Bahrain

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

Nieuwe Gentsesteenweg 21, 1702 Groot-Bijgaarden, Belgium

British American Tobacco Belgium N.V.

Benin

Cotonou, Lot Numbero H19, Quartiers Les Cocotiers, 01 BP 2520, Benin

British American Tobacco Benin SA

Bolivia

Av. Costanerita 71, Esq. Calle 6, Piso 5, Zona de Obrajes, La Paz, Bolivia

BAT Bolivia S.R.L.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	255

Bosnia and Herzegovina

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

Botswana

Plot 20774 Broadhurst Industrial Estate, Gaborone, Botswana

British American Tobacco Botswana (Pty) Limited

Business Venture Investments Botswana 6773 (Pty) Ltd.

Brazil

Avenida República do Chile, nº 330, Bloco 1, Torre Leste, 30º andar, Centro, Rio de Janeiro/RJ - CEP 20.031-170, Brazil

Souza Cruz LTDA

Yolanda Participacoes S.A.

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

30 Pedigree Court, Brampton, Ontario, L6T 5T8, Canada

Imperial Tobacco Canada Limited

Imperial Tobacco Company Limited

3711 St-Antoine West, Montreal, Quebec, H4C 3P6, Canada

Allan Ramsay and Company Limited

Cameo Inc.

Genstar Corporation[2]

Imperial Brands Limited

Imperial Tobacco Products Limited

Imperial Tobacco Services Inc.

John Player & Sons Ltd

Liggett & Myers Tobacco Company of Canada Limited (70%) (50%)^ [3]

Marlboro Canada Limited

Medaillon Inc.

45 O’Connor Street, Suite 1500, Ottawa, Ontario, K1P 1A4, Canada

2004969 Ontario Inc.

Cayman Islands

Trident Trust Company (Cayman) Ltd., One Capital Place, PO Box 847, Grand Cayman KY1-1103, Cayman Islands

R.J. Reynolds Tobacco (CI), Co.

Chile

Isidora Goyenechea 3000, Piso 15, Las Condes, Santiago, Chile

BAT Chile S.A.

British American Tobacco Chile Operaciones S.A. (99.51%)

Inversiones Casablanca S.A.

China (People’s Republic of)

607, Floor 6, China Resources Tower, No. 2666 South Keyuan Road, Zhuhai Community, Yuehai Street, Nanshan District, Shenzhen, People’s Republic of China

Nicoventures Business Consulting (Shenzhen) Co., Ltd

Room 436, No. 1000, Zenchen Road, Baoshan District, Shanghai, People’s Republic of China

British American (Shanghai) Enterprise Development Co., Ltd

British American Nico Business Consulting (Shanghai) Co., Ltd

Unit 1001 in 901, 9/F, Building 3, No.8 Guanghuadongli, Chaoyang District, Beijing, People’s Republic of China

British American Consulting (Beijing) Ltd

Colombia

Av. Cra. 72 # 80-94 Piso 10. Bogotá, Colombia

British American Tobacco Colombia S.A.S.

Vype Colombia S.A.S.

Congo (Democratic Republic of)

1er étage, Immeuble du Centenaire, Gombe, Kinshasa, Democratic Republic of Congo

BAT Distribution SARL

British American Tobacco Congo SARL

1st floor immeuble L’horizon sis avenue Colonel Lukusa n.50, Gombe, Kinshasa, Democratic Republic of Congo

British American Tobacco Services Congo SARL (99%)

British American Tobacco Import SARL (99%)

Costa Rica

325 Metros este del Puente de la Firestone, Llorente, Flores, Heredia, Costa Rica

BASS Americas S.A.

BATCCA Park Inversiones Immobiliarias, S.A.

BATCCA Servicios S.A.

256	BAT Annual Report and Form 20-F 2020

Financial Statements

Group Companies and Undertakings

Continued

Croatia

Draškovi´ceva 27, 10000 Zagreb, Croatia

Inovine d.d. (93.42%)

Ivana Luči´ca 2/a, 10000 Zagreb, Croatia

BAT HRVATSKA d.o.o. u likvidaciji

Obala V. Nazora 1, 52210 Rovinj, Croatia

TDR d.o.o.

Osječka 2, 33000 Virovitica, Croatia

Hrvatski Duhani d.d. Tobacco Leaf Processing (89.55%)

Cuba

Parcela nº 2 a noroeste do terminal de contêineres de Mariel, a 2,2 km do vértice nº 4, Município de Mariel, Província de Artemisa, na República de Cuba.

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

Tornimäe 7-10, 10145 Tallinn, Estonia

British American Tobacco Estonia AS

Fiji

Lady Maria Road, Nabua, Suva, Fiji

British American Tobacco (Fiji) Marketing Pte Limited

Central Manufacturing Company Pte Limited

Rothmans of Pall Mall (Fiji) Pte Limited

Finland

Itamerentori 2, 00180, Helsinki, Finland

British American Tobacco Finland Oy

France

111 Avenue Victor Hugo, Paris, 75016, France

Carreras France SAS

Cœur Défense Tour A 100-110 Esplanade de Gaulle 92932 Paris La Défense Cedex, France

British American Tobacco France SAS

Germany

Alsterufer 4, 20354 Hamburg, Germany

BATIG Gesellschaft fur Beteiligungen m.b.H.

British American Tobacco (Germany) GmbH

British American Tobacco (Industrie) GmbH

Schutterwalder Straße. 23, 01458 Ottendorf-Okrilla, Germany

Quantus Beteiligungs – und Beratungsgesellschaft mbH

Ghana

F190/5 Josiah Tongogari Street, Opposite Tante Marie Restaurant, Labone-Accra, Ghana

British American Tobacco Ghana Limited (97.09%)

Greece

27, Ag. Thoma Street, Maroussi, 151 24, Greece

British American Tobacco Hellas S.A.

Guernsey

St. Martin’s House, Le Bordage, St. Peter’s Port, GY1 4AU, Guernsey

Belaire Insurance Company Limited

Guyana

Lot 122 Parade Street, Kingston, Georgetown, Guyana

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

Reynolds Asia-Pacific Limited

Level 30, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong

British American Tobacco Asia-Pacific Region Limited

British-American Tobacco Company (Hong Kong) Limited

Level 24, Suites 2407 - 09, 3 Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong

BAT Global Travel Retail Limited

Units 2501 and 2506 to 2510, 25/F Island Place Tower, Island Place 510, King’s Road, Hong Kong

American Cigarette Company Limited

Hungary

H-1124, Budapest, Csörsz utca 49-51. 3. em., Hungary

BAT Pécsi Dohánygyár Korlátolt Felelosségu Társaság

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	257

Indonesia

Capital Place Office Tower, 6th Floor, Jl. Gatot Subroto Kav. 18, Jakarta 12710 Indonesia

PT Bentoel Internasional Investama, Tbk (92.48%)

Jl. Raya Karanglo, 1 Desa Banjararum, Kecamatan Singosari, Jawa Timur 65153 Indonesia

PT Bentoel Prima[4] (100%) (99.99%)^

Jl. Susanto No. 2B, Ciptomulyo, Sukun, Malang, Jawa Timur 65148 Indonesia

PT Bentoel Distribusi Utama (100%) (99.8%)^

Iran, Islamic Republic of

Unit 5001, No.0, Sahand 1 St., Sabalan 1 St., Phase 3, Eshtehard Industrial Estate, Palang Abad, Alborz Provine, Islamic Republic of Iran

B.A.T. Pars Company (Private Joint Stock) (99%)

No. 88, Baran Bld., Kuyeh Sayeh, Across Mellat Park, Vali’asr Ave., Tehran, Islamic Republic of Iran

TDR Parsian Company (PJS) (In Liquidation)

Iraq

Enkawa, Erbil, Kurdistan Region of Iraq

B.A.T. Iraqia Company for Tobacco Trading Limited

Ireland

Suite D, 2nd Floor, The Apex Building, Blackthorn Road, Sandyford Industrial Estate, Dublin 18, Republic of Irel and

Carroll Group Distributors Limited

P.J. Carroll & Company Limited[4]

Rothmans of Pall Mall (Ireland) Limited[5]

Isle of Man

c/o Boston MFO, 2nd Floor, St Mary’s Court, 20 Hill Street, Douglas, IM1 1EU, Isle of Man

Abbey Investment Company Limited

The Raleigh Investment Company Limited

Tobacco Manufacturers (India) Limited

Italy

Via Amsterdam 147, 00144 Rome, Italy

British American Tobacco Italia S.p.A.

Ivory Coast

Rue des Jardins - Immeuble Sayegh-Mezzanine, Abidjan, Cocody 2 plateaux, Côte d’Ivoire

British American Tobacco RCI SARL

Marcory, Immeuble Plein Ciel Boulevard VGE – 6 BP 1377, Ivory Coast

Tobacco Marketing Consultant CDI SARL (In Liquidation)

Jamaica

13A Ripon Road, Kingston 5, Jamaica

Carreras Limited (50.40%) [8]

Sans Souci Development Limited (100%) (50.40%) ^ [8]

Sans Souci Limited (100%) (50.40%) ^ [8]

Japan

Midtown Tower 20F, 9-7-1 Akasaka, Minato-ku, Tokyo, Japan

British American Tobacco Japan, Ltd.

Jersey

22 Grenville Street, St Helier, JE4 8PX, Jersey

Pathway 5 (Jersey) Limited

Jordan

Airport Road, Al Qastal Industrial Area, Air Cargo Road, Amman, Jordan

British American Tobacco – Jordan Private Shareholding Company Limited[11]

Kazakhstan

240G, Nursultan Nazarbayev avenue, A26F8D4 Almaty, Republic of Kazakhstan

British American Tobacco Kazakhstan Trading LLP

Kenya

8 Likoni Road, Industrial Area, P.O. Box 30000-00100, Nairobi, Kenya

BAT Kenya Tobacco Company Limited (100%) (60%)^

British American Tobacco Area Limited

British American Tobacco Kenya plc (60%)

East African Tobacco Company (Kenya) Limited (100%) (60%)^

Korea, Republic of

141, Gongdan1-ro, Sanam-Myun, Sacheon City, Kyungsangnamdo, Korea (the Republic of)

British American Tobacco Korea Manufacturing Limited

42FI Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul, Korea (the Republic of)

British American Tobacco Korea Limited

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

Malawi

Northgate Arcade Complex, Masauko Chipembere Highway, Blantyre, Malawi

British American Tobacco (Malawi) Limited

Malaysia

12th Floor, Menara Symphony, No. 5, Jalan Prof Khoo Kay Kim, Seksyen 13, 46200, Petaling Jaya, Selangor Darul Ehsan, Malaysia

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

BAT Aspac Service Centre Sdn Bhd

Level 19, Guoco Tower, Damansara City, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia

British American Tobacco Malaysia Foundation[7]

British American Tobacco (Malaysia) Berhad (50%)

Commercial Marketers and Distributors Sdn. Bhd. (100%) (50%)^

Rothmans Brands Sdn. Bhd. (100%) (50%)^

Tobacco Importers and Manufacturers Sdn. Bhd. (100%) (50%)^

258	BAT Annual Report and Form 20-F 2020

Financial Statements

Group Companies and Undertakings

Continued

Mali

DJELIBOUGOU-Immeuble BASSARO- BP 2065, Bamako -Mali

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

Francisco I Madero 2750 Poniente, Colonia Centro, Monterrey, Nuevo León, C.P. 64000, Mexico

British American Tobacco Mexico Comercial, S.A. de C.V.

British American Tobacco Mexico, S.A. de C.V.[4]

British American Tobacco Servicios S.A. de C.V.

Cigarrera La Moderna, S.A. de C.V.

Predio Los Sauces Sin número, Colonia Los Sauces, C.P. 63197, Tepic, Nayarit, Mexico
Procesadora de Tabacos de Mexico, S.A. de C.V. (93%)

Moldova, Republic of

65, Stephan cel Mare Str., off. 414-417, Chisinau, MD2001, Republic of Moldova

British American Tobacco – Moldova S.R.L.

Mozambique

2289 Avenida de Angola, Maputo, Mozambique

British American Tobacco Mozambique Limitada (95%)

Sociedade Agricola de Tabacos Limitada (95%)

Myanmar

Min Aye Yar Street, Plot No. (55, 56), Survey Ward No. (14) Shwe Than Lwin Industrial Zone, Hlaing Tharyar Township Yangon Region, Myanmar

British American Tobacco Myanmar Limited (95%)[8]

British American Tobacco Myanmar Services Limited[8]

Namibia

24 Orban Street, Klein Windhoek, Namibia

Twisp (Pty) Limited

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

British American Tobacco Niger (In Liquidation)

Nigeria

1, Tobacco Road, Oluyole Local Government Area, Ibadan, Oyo State, Nigeria

British American Tobacco (Nigeria) Limited

2 Olumegbon Road, Ikoyi, Lagos, Nigeria

British American Tobacco Marketing Nigeria Limited

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	259

North Macedonia, Republic of

Blvd. 8-mi SEPTEMVRI No. 18, 1000 Skopje, Republic of Macedonia

TDR SKOPJE DOOEL Skopje

Norway

Dronning Eufemias Gate 42. 0191 Oslo, Norway

British American Tobacco Norway AS

Pakistan

Serena Business Complex. Khayaban-e-Suhrwardy, Islamabad, Pakistan

British American Tobacco SAA Services (Private) Ltd

Pakistan Tobacco Company Limited (94.65%)

Bun Khurma Chichian Road, Mirpur Azad Jammu & Kashmir, Pakistan

Phoenix (Private) Limited (100%) (94.65%)^

Panama

Torre Banco Panama, Boulevard Costa Del Este y Aveida La Rotonda, Piso 14, Oficina 1400, Costa del Este Ciudad de Panama, Panama

BAT Caribbean, S.A.

British American Tobacco Central America S.A. (87.65%)

British American Tobacco Panama S.A.

Tabacalera Istmeña S.A.

Papau New Guinea

Ashurst Png, Level 11 Mrdc Haus, Cnr Of Musgrave Street and Champion Parade, Port Moresby, National Capital District, Papau New Guinea

British American Tobacco (PNG) Limited

Papua New Guinea Tobacco Co. Ltd

Paradise Tobacco Co. Limited

Rothmans of Pall Mall (P.N.G) Limited

Paraguay

Avda. Aviadores del Chaco N° 2050 (World Trade Center, Torre 2, Piso 17), Asunción, Paraguay

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

Nicoventures Polska Sp. z.o.o.

Krakowiakow 48, 02-255, Warszawa, Poland

British American Tobacco Polska Trading sp. zo.o.

Rubiez 46, 61-612, Poznan, Poland

eSMOKING INSITUTE sp.zoo

ul. IŁZECKA 26E, 02-135, Warszawa, Poland

Nicoventures Poland sp. z o.o.

Ul. Tytoniowa 16, 16-300, Augustow, Poland

British-American Tobacco Polska S.A.

Portugal

Edificio Amoreiras Square, Rua Carlos Alberto da Mota Pinto 17, 3e A, 1070-313, Amoreiras, Lisboa, Portugal

COTAPO Empreendimentos Commerciais e Industriais S.A.

Sociedade Unificada de Tabacos Limitada (76.4%)

Qatar

P O Box 6689, 41 Floor, Tornado Tower, West Bay, Doha, Qatar

British American Tobacco Q LLC

Réunion

5, Immeuble Cap, Avenue Théodore Drouhet, ZAC Horizon 2000, Le Port, 97420, IIe de la Réunion

B.A.T. La Reunion SAS

Romania

319 Splaiul Independentei, Sema Parc ‘City Building’, 1st Floor, 6th Sector, Bucharest, Romania

British American Shared Services (Europe) S.R.L.

319 Splaiul Independentei, Sema Parc ‘City Building’, 6th Floor, 6th Sector, Bucharest, Romania

BRITISH American GBS Recruitment S.R.L.

Municipiul Ploiesti, Str. Laboratorului, NR 17-19, Judetul Prahova, Romania

British-American Tobacco Romania Investment S.R.L.

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

Rwanda

SORAS Building, Boulevard de la Revolution P.O Box 650 Kigali, Rwanda

British American Tobacco Rwanda Limited

Saint Lucia

c/o ADCO Incorporated, 10 Manoel Street, Castries, Saint Lucia

Carisma Marketing Sercices Ltd

Pointe Seraphine, Castries, Saint Lucia

Rothmans Holdings (Caricom) Limited

Samoa

Vaitele Estate, Vaitele, Samoa

British American Tobacco Company (Samoa) Limited

Saudi Arabia, Kingdom Of

7051 Al Amir Sultan-Al Salamah District, Unit 1302. Jeddah 23525 -2661 Saudi Arabia

BAT Saudia for Trading

Eastern Tobacco Company For Trading

Senegal

Almadies, Route Hôtel Méridien en Face Club Med, Dakar, Senegal BP 3174

Tobacco Marketing Consultant TMC S.A.R.L. (In Liquidation)

260	BAT Annual Report and Form 20-F 2020

Financial Statements

Group Companies and Undertakings

Continued

Serbia

Bulevar Milutina Milankovica 1ž, Belgrade, 11070, Serbia

British American Tobacco South – East Europe d.o.o.

Kralja Stefana Provencanog 209, Vranje, 17500, Serbia

British American Tobacco Vranje a.d.

Singapore

15 Senoko Loop, Singapore, 758168

British-American Tobacco (Singapore) Private Limited

British-American Tobacco Marketing (Singapore) Private Limited

18 Ah Hood Road #12-51, Hiap Hoe Bldg at Zhongshan Park, Singapore, 329983

British American Tobacco Sales & Marketing Singapore Pte. Ltd.

Shenton Way, #33-00 OUE Downtown, Singapore 068809

RHL Investments Pte Limited# (In Liquidation)

Slovenia

Barvničarjeva ulica 13, 1000 Ljubljana, Slovenia

British American Tobacco d.o.o.

Solomon Islands

Kukum Highway, Ranadi, Honiara, Honiara, Solomon Islands

Solomon Islands Tobacco Company Limited

South Africa

Waterway House South, 3 Dock Road, V&A Waterfront, Cape Town 8000, South Africa

Agrega EEMEA (Pty) Limited

Amalgamated Tobacco Corporation (South Africa) (Pty) Limited

American Cigarette Company (Overseas) (Pty) Ltd

Benson & Hedges (Pty) Limited

British American Shared Services Africa Middle East (Pty) Limited

British American Tobacco GSD (South Africa) (Pty) Limited

British American Tobacco Holdings South Africa (Pty) Limited#

British American Tobacco Properties South Africa (Pty) Ltd.

British American Tobacco Services South Africa (Pty) Limited

British American Tobacco South Africa (Pty) Limited

British American Tobacco East and Southern Africa (Pty) Limited

Brown & Williamson Tobacco Corporation (Pty) Limited

Business Venture Investments No 216 (Pty) Limited

Carlton Cigarette Company (Pty) Limited

John Chapman (Pty) Limited

John Player & Sons (Pty) Limited

Kentucky Tobacco Corporation (Pty) Limited

Martins of London (Pty) Limited

Rembrandt Tobacco Corporation (Overseas) (Pty) Ltd

Riggio Tobacco Corporation of New York (Pty) Ltd

Rothmans of Pall Mall London (Pty) Limited

St. Regis Tobacco Corporation (Pty) Ltd

Thomas Bear’s Son & Co (Pty) Limited

Tobacco Research and Development Institute (Pty) Limited

Twisp (Pty) Limited

W.D. & H.O. Wills (Pty) Limited

Westminster Tobacco Company (Cape Town & London) (Pty) Limited

Winfield Tobacco Corporation (Pty) Limited

Winston Tobacco Company (Pty) Limited

Spain

Torreo Espacio, Paseo de la Castellana, 259D, 28046 Madrid, Spain

British American Tobacco España, S.A.

Sri Lanka

178 Srimath Ramanathan Mawatha, Colombo, 15, Sri Lanka

Ceylon Tobacco Company Plc (84.13%)

Sudan

Byblos Tower, Al-Muk Nemer Street, Postal Code 11111, P.O Box 1381, Khartoum, Sudan

Blue Nile Cigarette Company Limited

Swaziland

213 King Mswati III Avenue West, Matsapha Industrial Site, Mutsapha, eSwatini

British American Tobacco Swaziland (Pty) Limited

Sweden

Södra Järnvägsgatan 13, 4 fl. SE-252 24 Helsingborg, Sweden

Niconovum AB

Stationsvägen 11, 523 74 Hokerum, Sweden

Winnington AB

Stenåldersgatan 23, 213 76 Malmö, Sweden

Fiedler & Lundgren AB

Västra Trädgårdsgatan 15, 11153 Stockholm, Sweden

British American Tobacco Sweden AB

Switzerland

Route de France 17, 2926 Boncourt, Geneva, Switzerland

American-Cigarette Company (Overseas) Limited

BAT Switzerland Vending SA

British American Tobacco Switzerland SA

Nicoventures Communications (Switzerland) SA

Rothmans of Pall Mall Limited

Route de la Glâne 107, c/o NBA Fiduciaire S.A. 1752 Villars-sur-Glâne, Switzerland

Intertab S.A. (50%)

c/o Seepark AG, Gartenstrasse 4, 6300 Zug, Switzerland

British American Tobacco International Limited (In Liquidation)

Tanzania

Acacia Estate Building, Kinondoni Road, P.O Box 288, Dar es Salaam. Tanzania

BAT Distribution Tanzania Limited

British American Tobacco (Tanzania) Limited

International Cigarette Distributors Limited (99%)

Zanzibar Distribution Company Limited (99%)

Trinidad and Tobago

Corner Eastern Main Road and Mt. D’or Road, Champs Fleurs, Trinidad and Tobago

The West Indian Tobacco Company Limited (50.13%)

Turkey

Orjin Maslak İş Merkezi, Eski Büyükdere Caddesi, Kat 9-10, Maslak, Sarıyer, İstanbul

British American Tobacco Tütün Mamulleri Sanayi ve Ticaret Anonim Sirketi

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	261

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

21 Nezalezhnosti Str, Pryluky, Chernihiv Region, 17502 Ukriane

PJSC ‘A/T B.A.T. – Prilucky Tobacco Company’

United Arab Emirates

Jumeriah Business Centre 3, 37th Floor, Jumeirah Lake Towers, Dubai, P.O. Box 337222, United Arab Emirates

British American Tobacco GCC DMCC

British American Tobacco ME DMCC

Unit # 2680, DMCC Business Center- Level # 1, Jewellery & Gemplex 3 Dubai United Arab Emirates

British American Tobacco International DMCC

United Kingdom

212-218 Upper Newtownards Road, Belfast, BT4 3ET, Northern Ireland

Murray, Sons & Company, Limited

7 More London, Riverside, London, SE1 2RT, United Kingdom

Ryesekks P.L.C. (50%) (In Liquidation)

Building 7, Chiswick Business Park, 566 Chiswick High Road, London, England, W4 5YG, United Kingdom

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

British American Tobacco Exports Limited

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

Tobacco Exporters International Limited

Tobacco Marketing Consultants Limited

Venezuela Property Company Limited

Westanley Trading & Investment Company Limited

Westminster Tobacco Company Limited

Globe House, 2 Milford Lane, London, WC2R 3LN, United Kingdom

World Investment Company Limited

262	BAT Annual Report and Form 20-F 2020

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

BTomorrow Ventures Limited

Carreras Limited

Courtleigh of London Limited

Dunhill Tobacco of London Limited

John Sinclair Limited

Louisville Securities Limited

Moorgate Tobacco Co. Limited

Peter Jackson (Overseas) Limited

Precis (1789) Limited

Precis (1814) Limited

Rothmans International Enterprises Limited

Rothmans of Pall Mall Limited

Senior Service (Overseas) Limited

South Western Nominees Limited

The London Tobacco Company Limited

Tobacco Insurance Company Limited

Weston (2009) Limited

Weston Investment Company Limited

United States

CSC-Lawyers Incorporating Service, 2710 Gateway Oaks Drive, Suite 150N, Sacramento CA 95833-3505, United States

Genstar Pacific Corporation

251 Little Falls Drive, Wilmington, DE 19808, United States

B.A.T Capital Corporation

BATUS Holdings Inc.

BATUS Japan, INC.

BATUS Retail Services, Inc.

British American Tobacco (Brands), Inc.

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

Reynolds Finance Company

3700 Airpark Drive, Owensboro, KY 42301, United States

Kentucky BioProcessing, Inc.

401 N. Main Street, Winston-Salem, NC 27101, United States

Conwood Holdings, Inc.

EXP Homes, LLC

Lorillard Licensing Company LLC

Lorillard, LLC

Modoral Brands Inc.

Northern Brands International, Inc.

R.J. Reynolds Global Products, Inc.

R.J. Reynolds Tobacco Company

R.J. Reynolds Tobacco International, Inc

R.J. Reynolds Vapor Company

R.J. Reynolds Tobacco Co.

R.J. Reynolds Tobacco Holdings, Inc.

RAI Innovations Company

RAI International, Inc.

RAI Services Company

RAI Strategic Holdings, Inc.

RAI Trade Marketing Services Company

Reynolds American Inc.

Reynolds Brands Inc.

Reynolds Technologies, Inc.

RJR Realty Relocation Services, Inc.

RJR Vapor Co., LLC

Rosswil LLC

S.F. Imports, Inc.

Spot You More, Inc.

Vuse Stores LLC

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	263

3220 Knotts Grove Road, Oxford, NC 27565, United States

Santa Fe Natural Tobacco Company, Inc.

5106, Tradeport Dr., Memphis, TN 38141, United States

American Snuff Company, LLC

Uruguay

Juncal 1392, Montevideo, Uruguay

Kellian S.A.

Uzbekistan

77 Minor Passage, Tashkent, 100084, Uzbekistan

JSC JV “UZBAT A.O.” (97.38%)

Venezuela

Registro Mecantil Primero de la Circunscripción, Judical des Distrito, Capital y Estado, Miranda, Venezuela

Agrega de Venezuela, Agreven, C.A. (50%)

Avenida Francisco de Miranda, Edificio Bigott, Los Ruices, Caracas – Estado Miranda, 1010, Venezuela

Agrobigott, C.A.

Compania Anonima Cigarrera Bigott Sucesores

Distribuidora Bigott, C.A.

Avenida Francisco de Miranda, Torre Regelfall, Municipio Chacao, Estado, Miranda, Caracas, Venezuela

Proyectos de Inversion BAT 1902 C.A.

Vietnam

19/F Mplaza Saigon, 39 Le Duan Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam

East Asia Area Services Company Limited

Area 8, Long Binh Ward, Bien Hoa City, Dong Nai Province, Vietnam

British American Tobacco – Vinataba (JV) (70%)

Lot 45C/I, Road #7, Vinh Loc Industrial Park, Binh Chanh District, Ho Chi Minh City, Vietnam

VINA-BAT Joint Venture Company Limited (49%)

Zambia

Plot No. PH1 IND & 53 & 54, LS-MFEZ, Chifwema Road, Lusaka, Zambia

British American Tobacco (Zambia) plc (78.08%)

Zimbabwe

Manchester Road 1, Southerton, Harare, Zimbabwe

American-Cigarette Company (Overseas) (Private) Ltd

British American Tobacco Zimbabwe (Holdings) Limited (63.74%)

Rothmans Limited

Associated Undertakings and Joint Ventures

Croatia

Slavonska avenija 11a, 10000 Zagreb, Croatia

Tisak d.d. (41.86%)

France

88 Avenue des Ternes, 75017, Paris, France

Alcome SAS (24%)

Hungary

H-6800 Hódmezóvásárhely, Erzsébeti út 5/b, Hungary

Országos Dohányboltellátó Korlátolt Felelosségu Társaság (49%)

India

Virginia House, 37, J.L. Nehru Road, Kolkata, 700071, India

ITC Limited (29.42%)

Azamabad, Andhra Pradesh, Hyderabad, 500 020, India

VST Industries Limited (32.16%)[8]

United Kingdom

65a Hopton Street, London,SE1 9LR, United Kingdom

AYR LTD (13.14%)[9]

Uzbekistan

Gulobod Village, Samarkand Region, 140100, Uzbekistan

FE “Samfruit” JSC (38.63%)

Yemen

P.O. Box 14, Sanna, Yemen

Kamaran Industry and Investment Company (31%)

P.O. Box 5302, Hoban, Taiz, Yemen

United Industries Company Limited (32%)

Joint Operations

Hong Kong

29/F, Oxford House, 979 King’s Road, Taikoo Place, Quarry Bay, Hong Kong

CTBAT International Co. Limited (50%)

Notes:

1. Ownership held in the class of US Dollar 100 (100%) (76.30%)^ and US Dollar 49,900 (100%).

2. Ownership held in the class of Series F and 2nd Preferred shares.

3. Ownership held in the class of A shares (50%) and class of B shares (100%).

4. Ownership held in class of A shares and B shares.

5. Ownership held solely in class of preference shares.

6. Ownership held in class of Investment stock (98.98%) and Ordinary shares (98.35%).

7. Company limited by guarantee.

8. 31 March year-end.

9. 31 May year-end.

10. 30 June year-end.

11. 30 November year-end.

264	BAT Annual Report and Form 20-F 2020

Financial Statements

This page is intentionally left blank

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	265

This page is intentionally left blank

266	BAT Annual Report and Form 20-F 2020

Financial Statements

This page is intentionally left blank

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	267

This page is intentionally left blank

268	BAT Annual Report and Form 20-F 2020

Financial Statements

This page is intentionally left blank

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	269

This page is intentionally left blank

270	BAT Annual Report and Form 20-F 2020

Financial Statements

This page is intentionally left blank

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	271

Other Information

Additional Disclosures

272	BAT Annual Report and Form 20-F 2020

Other Information

Information on the Group

Overview

British American Tobacco p.l.c. is the parent holding company of the Group, a leading consumer-centric, multi-category consumer goods company that provides tobacco and nicotine products to millions of consumers around the world. According to the Group’s internal estimates, the BAT Group is a market leader by volume in more than 50 countries, producing the cigarette chosen by one in eight of the world’s one billion smokers.

Effective 1 January 2018, the Group, excluding the Group’s associated undertakings, was organised into four regions:

–	the United States (US – Reynolds American Inc.);

–	Asia-Pacific and the Middle East (APME);

–	Americas and Sub-Saharan Africa (AmSSA); and

–	Europe and North Africa (ENA).

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

In 1999, the Group announced a global merger with Rothmans International, at that time the fourth largest tobacco company in the world. The Group acquired Imperial Tobacco Canada in 2000, and in 2003 the Group acquired Ente Tabacchi Italiani S.p.A., Italy’s state-owned tobacco company. Investments were made in Peru and Serbia in 2003, through the acquisitions of Tabacalera Nacional and Duvanska Industrija Vranje. In July 2004, the US assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly-owned subsidiary, B&W, were combined with RJR Tobacco Company. Reynolds American Inc. was formed as a new holding company for these combined businesses. As a result of the B&W business combination, B&W acquired beneficial ownership of approximately 42% of the Reynolds American Inc. shares.

In 2008, the BAT Group acquired Tekel, the Turkish state-owned tobacco company, as well as 100% of the cigarette and snus business of Skandinavisk Tobakskompagni A/S. Following the acquisition of its business during 2009, the Group recognised an effective 99% interest in Bentoel in Indonesia. In 2011, the Group completed the acquisition of 100% of Protabaco in Colombia.

In 2012, the Group acquired CN Creative Limited, a UK-based start-up company specialising in the development of e-cigarette technologies. During 2013, the Group entered into joint operations in China. In 2015, the Group acquired: the shares it did not already own in Souza Cruz; the CHIC Group, a vapour product business in Poland; and TDR d.o.o., a cigarette manufacturer in Central Europe. Also in 2015, in connection with Reynolds American Inc.’s purchase of Lorillard Inc., the Group invested US$4.7 billion to maintain its approximate 42% equity position in the enlarged Reynolds American Inc.

In 2016, the Group acquired Ten Motives, a UK-based e-cigarette business with particular strength in traditional grocery and convenience channels.

In 2017, the Group completed the acquisition of the remaining 57.8% of Reynolds American Inc. the Group did not already own. Following completion of the acquisition, Reynolds American Inc. became an indirect, wholly-owned subsidiary of BAT and is no longer a publicly-held corporation.

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

In 2020, the Group acquired the nicotine pouch product assets of Dryft Sciences, LLC (Dryft), a US-based Modern Oral nicotine product company. Also in 2020, the Group acquired 100% of the share capital in Eastern Tobacco Company for Trading, formerly known as Rafique Mohammed Sudki Jad Establishment for Trading when acting as the Group’s distributor in Saudi Arabia.

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

Board oversight of M&A transactions

The Company’s Board has strategic oversight of significant M&A transactions (determined by value or strategic nature of transaction), which are referred to it for noting under the Group Statement of Delegated Authorities (SoDA).

Other M&A transactions are referred for strategic oversight to the Management Board or other applicable senior forum or persons, under the Group SoDA. Those referral requirements under the Group SoDA apply alongside any requirement for corporate approval of M&A transactions by or within a Group company.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	273

Selected Financial

Information

This information set out below has been derived from, in part, the audited consolidated financial statements of the Group commencing on page 150. This selected financial information should be read in conjunction with the consolidated financial statements and the Strategic Report.

	As of and for the Year Ended 31 December
All items shown in £m except per share information	2020	2019	2018	2017	2016

Income statement data

Revenue[2]	25,776	25,877	24,492	19,564	14,130

Raw materials and consumables used	(4,583)	(4,599)	(4,664)	(4,520)	(3,777)

Changes in inventories of finished goods and work in progress	445	162	114	(513)	44

Employee benefit costs	(2,744)	(3,221)	(3,005)	(2,679)	(2,274)

Depreciation, amortisation and impairment costs	(1,450)	(1,512)	(1,038)	(902)	(607)

Other operating income	188	163	85	144	176

Loss on reclassification from amortised cost to fair value	(3)	(3)	(3)	–	–

Other operating expenses	(7,667)	(7,851)	(6,668)	(4,682)	(3,037)

Profit from operations	9,962	9,016	9,313	6,412	4,655

Net finance costs	(1,745)	(1,602)	(1,381)	(1,094)	(637)

Share of post-tax results of associates and joint ventures	455	498	419	24,209	2,227

Profit before taxation	8,672	7,912	8,351	29,527	6,245

Taxation on ordinary activities	(2,108)	(2,063)	(2,141)	8,129	(1,406)

Profit for the year	6,564	5,849	6,210	37,656	4,839

Per share data

Basic weighted average number of ordinary shares, in millions	2,286	2,284	2,285	2,044	1,858

Diluted weighted average number of ordinary shares, in millions	2,295	2,291	2,292	2,051	1,865

Earnings per share-basic (pence)	280.0p	249.7p	264.0p	1,833.9p	250.2p

Earnings per share-diluted (pence)	278.9p	249.0p	263.2p	1,827.6p	249.2p

Dividends per share (pence)[3]	215.6p	210.4p	203.0p	195.2p	169.4p

Dividends per share (US dollars)[3]	$2.99	$2.69	$2.71	$2.54	$2.30

Balance sheet data

Assets

Non-current assets	124,078	127,731	133,687	127,088	27,414

Current assets	13,612	13,274	12,655	13,966	12,359

Total assets	137,690	141,005	146,342	141,054	39,773

Liabilities

Non-current liabilities	59,257	58,022	64,325	64,468	19,511

Current liabilities	15,478	18,823	16,329	15,605	11,856

Total borrowings	43,968	45,366	47,509	49,450	19,495

Equity

Share capital	614	614	614	614	507

Total equity	62,955	64,160	65,688	60,981	8,406

Cash flow data

Net cash generated from operating activities	9,786	8,996	10,295	5,347	4,610

Net cash used in investing activities	(783)	(639)	(1,021)	(18,544)	(640)

Net cash (used in)/generated from financing activities	(7,897)	(8,593)	(9,630)	14,759	(4,229)

Notes:

1.	All of the information above is in respect of continuing operations, revised for the fully retrospective adoption of IFRS 15.

2.

Revenue is net of duty, excise and other taxes of £39,172 million, £39,826 million, £38,553 million, £37,780 million and £32,136 million for the years ended 31 December 2020, 2019, 2018, 2017 and 2016, respectively.

3.

In February 2021, the BAT Directors declared an interim dividend of 215.6 pence per share for the year ended 31 December 2020, payable in four equal instalments of 53.9 pence per ordinary share. The interim dividend will be paid to BAT shareholders in May 2021, August 2021, November 2021 and February 2022. In February 2020, the BAT directors declared an interim dividend of 210.4 pence per ordinary share of 25p, payable in four equal quarterly instalments of 52.6 pence per ordinary share. This was paid in May 2020, August 2020, November 2020 and February 2021. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date.

274	BAT Annual Report and Form 20-F 2020

Other Information

Non-Financial KPIs

Volume

Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:

–	Factory made cigarettes (FMC) – sticks, regardless of weight or dimensions;

–

Roll-Your-Own/Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;

–

Traditional oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;

–	Modern Oral – pouches, being 1:1 conversion to stick equivalent;

–	Tobacco Heat sticks – sticks, being 1:1 conversion to stick equivalent; and

–	Vapour - pods and 10 millilitre bottles. There is no conversion to a stick equivalent.

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

Volume Share

Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral, total oral or cigarette.

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors/wholesalers.

Volume share is used by management to assess the relative performance to the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates.

Volume share in each year compares the average volume share in the year with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these are at a specific date (for instance, December 2020).

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

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. The Group’s management believes that this measure is useful to investors to apprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Value share in each year compares the average value share in the year with the average value share in the prior period. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time. However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided that is as at the end of the period rather than the average in that period. In these instances the Group states these are at a specific date (for instance, December 2020).

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	275

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

This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the growth in combustibles revenue (excluding translational foreign exchange movements) of 2.8% in 2020, with a decline in combustibles volume of 4.5% in 2020, leads to a price mix of 7.3% in 2020. No assumptions underlie this metric as it utilises the Group’s own data.

Non-Combustible Consumers

The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar).

The number of Non-Combustible products consumers is used by management to assess the number of consumers regularly using the Group’s New Categories products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

276	BAT Annual Report and Form 20-F 2020

Other Information

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

To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews adjusted revenue to evaluate the underlying business performance of the Group and its geographic segments. The Group’s Management Board defines adjusted revenue as revenue before the impact of adjusting items, specifically the excise on bought-in goods that the Group acquired and sold which, for the period 2017 to 2019, has been recorded in accordance with IFRS as a cost of sale and within revenue, with a dilutive effect on operating margin. In 2020, as the short-term arrangements ceased or were immaterial, the goods are manufactured by the Group, and the excise, in accordance with Group policy, is not included in cost of sales or revenue. For the 2017 to 2019 period, this excise included in revenue led to a reduction in revenue and improvement in operating margin that did not represent the underlying performance of the Group. As such, the excise on bought-in goods in 2019, 2018 and 2017 met the Group’s definition of an adjusting item, as defined in note 1 in the Notes on the Accounts.

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

The table below reconciles the Group’s revenue to adjusted revenue for the periods presented and to adjusted revenue at constant rates based on a re-translation of adjusted revenue for each year at the previous year’s exchange rates. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted revenue at current and constant rates of exchange to segmental revenue and to Group revenue for the years ended 31 December 2020, 2019 and 2018.

	For the year ended 31 December (£m)
	2020	2019	2018	2017	2016

Revenue	25,776	25,877	24,492	19,564	14,130

Less: Excise on goods bought-in on short-term arrangements	–	(50)	(180)	(258)	–

Adjusted revenue	25,776	25,827	24,312	19,306	14,130

Impact of translational foreign exchange	894	(144)	1,448	(700)	(687)

2020 adjusted revenue re-translated at 2019 exchange rates	26,670

2019 adjusted revenue re-translated at 2018 exchange rates		25,683

2018 adjusted revenue re-translated at 2017 exchange rates			25,760

2017 adjusted revenue re-translated at 2016 exchange rates				18,606

2016 adjusted revenue re-translated at 2015 exchange rates					13,443

Change in adjusted revenue at prior year’s exchange rates (constant rates)	+3.3%	+5.6%	+33.4%	+31.7%	+7.2%

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	277

Adjusted Revenue by Product Category or Geographic Segment – Including Revenue From New Categories

Definition – revenue by product category, before the impact of adjusting items and at the prior year’s prevailing exchange rate, derived from the principal product categories of Combustibles, New Categories (being comprised of revenue from Vapour, THP and Modern Oral), and Traditional Oral, including by the geographic segments of the United States, Europe and North Africa, Americas and Sub-Saharan Africa and Asia-Pacific and Middle East.

To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews adjusted revenue growth from the principal product categories of combustibles, New Categories and Traditional Oral, including from the geographic segments of the United States, Europe and North Africa, Americas and Sub-Saharan Africa and Asia-Pacific and Middle East, to evaluate the underlying business performance of the Group reflecting the focus of the Group’s investment activity. The Group’s Management Board assesses adjusted revenue by product category, including by geographic segment, at constant rates of exchange, as revenue before the impact of adjusting items and translated to the Group’s reporting currency at the prior period’s prevailing exchange rate, derived from the Group’s combustible portfolio (including but not limited to Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport (US), Natural American Spirit (US)), the Group’s New Category portfolio (being Vapour, THP and Modern Oral) and the Group’s Traditional Oral portfolio and the Group’s operations in the United States, Europe and North Africa, Americas and Sub-Saharan Africa and Asia-Pacific and Middle East.

The Group’s Management Board also believes that the adjusted revenue performance by product category, including by geographic segment provides information that enables investors to better compare the Group’s business performance across periods and by reference to the Group’s investment activity. Adjusted revenue by product category, including by geographic segment have limitations as analytical tools. The most directly comparable IFRS measure to adjusted revenue by product category, including by geographic segment, is revenue. Adjusted revenue by product category, including by geographic segment, are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to revenue as determined in accordance with IFRS. Adjusted revenue by product category, including by geographic segment, are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

Reconciliation of revenue by product category to adjusted revenue by product category at constant rates of exchange – 2020- 2019

						2020			2019
						Adjusted
			Adjusting	Impact of	Adjusted	at constant		Adjusting
	Reported	vs 2019	items	exchange	at constant	vs 2019	Reported	items	Adjusted
	£m	%	£m	£m	£m	%	£m	£m	£m

Combustible	22,752	-1.1%	–	842	23,594	+2.8%	23,001	(50)	22,951

Vapour	611	+52.3%	–	4	615	+53.4%	401	–	401

THP	634	-12.9%	–	2	636	-12.7%	728	–	728

Modern Oral	198	+57.1%	–	–	198	+57.1%	126	–	126

New Categories	1,443	+14.9%	–	6	1,449	+15.4%	1,255	–	1,255

Traditional Oral	1,160	+7.2%	–	5	1,165	+7.7%	1,081	–	1,081

Other	421	-21.7%	–	41	462	-14.4%	540	–	540

Revenue	25,776	-0.4%	–	894	26,670	+3.3%	25,877	(50)	25,827

Reconciliation of revenue by product category to adjusted revenue by product category at constant rates of exchange – 2019- 2018

						2019			2018
						Adjusted
			Adjusting	Impact of	Adjusted	at constant		Adjusting
	Reported	vs 2018	items	exchange	at constant	vs 2018	Reported	items	Adjusted
	£m	%	£m	£m	£m	%	£m	£m	£m

Combustible	23,001	+4.2%	(50)	(59)	22,892	+4.6%	22,072	(180)	21,892

Vapour	401	+26.1%	–	(9)	392	+23.4%	318	–	318

THP	728	+28.9%	–	(35)	693	+22.7%	565	–	565

Modern Oral	126	+267%	–	3	129	+273%	34	–	34

New Categories	1,255	+36.9%	–	(41)	1,214	+32.4%	917	–	917

Traditional Oral	1,081	+15.0%	–	(45)	1,036	+10.2%	941	–	941

Other	540	-4.0%	–	1	541	-3.8%	562	–	562

Revenue	25,877	+5.7%	(50)	(144)	25,683	+5.6%	24,492	(180)	24,312

278	BAT Annual Report and Form 20-F 2020

Other Information

Non-GAAP Measures

Continued

Adjusted Revenue From the Strategic Portfolio, at Constant Rates of Exchange

Definition – revenue before the impact of adjusting items and at the prior year’s prevailing exchange rate, derived from Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport (US), Natural American Spirit (US), the Group’s New Category portfolio and certain brands within Traditional Oral.

To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews adjusted revenue from the Strategic Portfolio (at constant rates of exchange) to evaluate the underlying business performance of the Group reflecting the focus of the Group’s investment activity. The Group’s Management Board defines adjusted revenue from the Strategic Portfolio, at constant rates of exchange, as revenue before the impact of adjusting items and translated to the Group’s reporting currency at the prior periods prevailing exchange rate, derived from the Group’s Strategic Combustible portfolio (Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (US), Newport (US), Natural American Spirit (US)), the Group’s New Category portfolio (being vapour, THP and Modern Oral) and certain brands within Traditional Oral (particularly Grizzly).

The Group’s Management Board also believes that the adjusted revenue from the Strategic Portfolio at constant rates of exchange provides information that enables investors to better compare the Group’s business performance across periods and by reference to the Group’s investment activity. Adjusted revenue from the Strategic Portfolio has limitations as an analytical tool. The most directly comparable IFRS measure to adjusted revenue from the Strategic Portfolio is revenue. Adjusted revenue from the Strategic Portfolio at constant rates of exchange is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Adjusted revenue growth from the Strategic Portfolio is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.

Reconciliation of revenue to adjusted revenue from the Strategic Portfolio at constant rates of exchange – 2020-2019

				Adjusted	Adjusted at
		Adjusting	Impact	at constant	constant vs		Adjusting	Adjusted
	2020	items	of exchange	2020	2019	2019	items	2019
	£m	£m	£m	£m	%	£m	£m	£m

Strategic Portfolio comprises:

Combustible portfolio	16,992	–	559	17,551	+6.3%	16,515	–	16,515

New Categories products

Vapour	611	–	4	615	+53.4%	401	–	401

THP	634	–	2	636	-12.7%	728	–	728

Modern Oral	198	–	–	198	+57.1%	126	–	126

New Categories	1,443	–	6	1,449	+15.4%	1,255	–	1,255

Traditional Oral	1,100	–	6	1,106	+8.1%	1,023	–	1,023

Total New Categories and Traditional Oral	2,543	–	12	2,555	+12.2%	2,278	–	2,278

Strategic Portfolio	19,535	–	571	20,106	+7.0%	18,793	–	18,793

Non-strategic	6,241	–	323	6,564	-6.7%	7,084	(50)	7,034

Revenue	25,776	–	894	26,670	+3.3%	25,877	(50)	25,827

Reconciliation of revenue to adjusted revenue from the Strategic Portfolio at constant rates of exchange – 2019-2018

				Adjusted	Adjusted at
		Adjusting	Impact	at constant	constant vs		Adjusting	Adjusted
	2019	items	of exchange	2019	2018	2018	items	2018
	£m	£m	£m	£m	%	£m	£m	£m

Strategic Portfolio comprises:

Combustible portfolio	16,515	–	(200)	16,315	+5.6%	15,457	–	15,457

New Categories products

Vapour	401	–	(9)	392	+23.4%	318	–	318

THP	728	–	(35)	693	+22.7%	565	–	565

Modern Oral	126	–	3	129	+273.1%	34	–	34

New Categories	1,255	–	(41)	1,214	+32.4%	917	–	917

Traditional Oral	1,023	–	(43)	980	+11.0%	883	–	883

Total New Categories and Traditional Oral	2,278	–	(84)	2,194	+21.9%	1,800	–	1,800

Strategic Portfolio	18,793	–	(284)	18,509	+7.3%	17,257	–	17,257

Non-strategic	7,084	(50)	140	7,174	+1.7%	7,235	(180)	7,055

Revenue	25,877	(50)	(144)	25,683	+5.6%	24,492	(180)	24,312

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	279

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

The table below reconciles the Group’s profit from operations to adjusted profit from operations, and to adjusted profit from operations at constant rates based on a re-translation of adjusted profit from operations for each year, at the previous year’s exchange rates, and presents adjusted operating margin for the periods presented. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to Group profit for the years ended 31 December 2020, 2019 and 2018.

	For the year ended 31 December (£m)

	2020	2019	2018	2017	2016

Profit from operations	9,962	9,016	9,313	6,412	4,655

Add:

Restructuring and integration costs	408	565	363	600	603

Amortisation and impairment of trademarks and similar intangibles	339	481	377	383	149

Impairment of goodwill	209	194	–	–	–

(Income)/Charge in respect of an excise tax dispute in Russia	(40)	202	–	–	–

Charge in respect of Canada class action	–	436	–	–	–

Fair value movement in stock on acquisition	–	–	–	465	–

Fixed asset impairment (hyperinflation)	–	–	110	–	–

Fox River	–	–	–	–	20

Charge in respect of MSA liabilities related to brands sold to a third party	400	–	–	–	–

Other, including litigation	87	236	184	69	53

Adjusted profit from operations	11,365	11,130	10,347	7,929	5,480

Operating margin	38.6%	34.8%	38.0%	32.8%	32.9%

Adjusted operating margin*	44.1%	43.1%	42.6%	41.1%	38.8%

Impact of translational foreign exchange	296	(98)	577	(324)	(283)

2020 adjusted profit from operations re-translated at 2019 exchange rates	11,661

2019 adjusted profit from operations re-translated at 2018 exchange rates		11,032

2018 adjusted profit from operations re-translated at 2017 exchange rates			10,924

2017 adjusted profit from operations re-translated at 2016 exchange rates				7,605

2016 adjusted profit from operations re-translated at 2015 exchange rates					5,197

Change in adjusted profit from operations at prior year’s exchange rates (constant rates)	+4.8%	+6.6%	+37.8%	+38.8%	+4.1%

*	Adjusted profit from operations as a percentage of adjusted revenue.

280	BAT Annual Report and Form 20-F 2020

Other Information

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

	For the year ended 31 December (£m)
	2020	2019	2018	2017	2016

Group’s share of post tax results of associates and joint ventures	455	498	419	24,209	2,227

Issue of shares and changes in shareholding	(17)	(25)	(22)	(29)	(11)

Gain on deemed divestment of Reynolds American Inc.	–	–	–	(23,288)	–

Gain on disposal of assets	–	–	–	–	(941)

Other	4	–	(10)	120	52

Adjusted Group’s share of post tax results of associates and joint ventures	442	473	387	1,012	1,327

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

	For the year ended 31 December (£m)
	2020	2019	2018	2017	2016

Profit before taxation	8,672	7,912	8,351	29,527	6,245

Less: Share of post-tax results of associates and joint ventures	(455)	(498)	(419)	(24,209)	(2,227)

Adjusting items within profit from operations	1,403	2,114	1,034	1,517	825

Adjusting items within finance costs/(income)	153	80	(4)	205	108

Adjusted profit before taxation, excluding associates and joint ventures	9,773	9,608	8,962	7,040	4,951

Taxation on ordinary activities	(2,108)	(2,063)	(2,141)	8,129	(1,406)

Adjusting items in taxation	(35)	(65)	(24)	(9,766)	61

Taxation on adjusting items	(287)	(373)	(199)	(454)	(128)

Adjusted taxation	(2,430)	(2,501)	(2,364)	(2,091)	(1,473)

Effective tax rate	+24.3%	26.1%	25.6%	(27.5% )	22.5%

Underlying tax rate	+24.9%	26.0%	26.4%	29.7%	29.8%

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	281

Adjusted Diluted Earnings Per Share

Definition – diluted earnings per share before the impact of adjusting items.

BAT management monitors adjusted diluted earnings per share, a measure which removes the impact of adjusting items, (as defined in note 1 in the Notes on the Accounts), from diluted earnings per share. Adjusted diluted earnings per share is used by management within the Group’s incentive schemes, as reported within the Remuneration Report beginning on page 117 and reported in note 7 in the Notes on the Accounts. The Group’s Management Board believes that this additional measure is useful to investors, and is used by BAT management as described above, as an indicator of diluted earnings per share before adjusting items. Adjusted diluted earnings per share has limitations as an analytical tool and should not be used in isolation from, or as a substitute for, diluted earnings per share as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted diluted earnings per share is diluted earnings per share and a reconciliation is provided in note 7 in the Notes on the Accounts. The definition of adjusting items is provided in note 1 in the Notes on the Accounts.

Operating Cash Flow Conversion Ratio

Definition – net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third parties, pension short fall funding, taxes paid and net capital expenditure, as a proportion of adjusted profit from operations.

282	BAT Annual Report and Form 20-F 2020

Other Information

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	283

Adjusted Net Debt to Adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (Adjusted EBITDA)

Definition – net debt excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process, as a proportion of profit for the year (earnings) before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

284	BAT Annual Report and Form 20-F 2020

Other Information

Non-GAAP Measures

Continued

Results on a Constant Translational Currency Basis

Movements in foreign exchange rates have impacted the Group’s financial results. The Group’s Management Board reviews certain of its results, including adjusted revenue, adjusted revenue growth from New Categories, adjusted revenue growth from the strategic portfolio, adjusted profit from operations and adjusted diluted earnings per share, at constant rates of exchange. The Group calculates these financial measures at constant rates of exchange based on a re-translation, at prior year exchange rates, of the current year’s results of the Group and, where applicable, its geographic segments. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group’s Management Board does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the Group’s operating performance on a local currency basis. Accordingly, the constant rates of exchange financial measures appearing in the discussion of the Group results of operations (beginning on page 64) should be read in conjunction with the information provided in note 2 in the Notes on the Accounts.

In 2020, 2019 and 2018, results were affected by translational exchange rate movements. In 2020, at the prevailing exchange rates, adjusted revenue declined by 0.4%, adjusted profit from operations increased by 2.1%, adjusted revenue from the strategic portfolio increased by 4.0% and adjusted revenue from New Categories increased by 14.9% versus 2019. At constant rates of exchange, adjusted revenue would have increased by 3.3%, adjusted profit from operations would have increased by 4.8%, adjusted revenue from the strategic portfolio would have increased by 7.0% and adjusted revenue from New Categories would have increased by 15.4%. This lower growth rate at prevailing exchange rates reflects the negative translational impact as a result on the relative strengthening of the pound sterling. In 2019, at the prevailing exchange rates, adjusted revenue increased by 6.2%, adjusted profit from operations increased by 7.6%, adjusted revenue from the strategic portfolio increased by 8.9% and adjusted revenue from New Categories increased by 36.9% versus 2018. At constant rates of exchange, adjusted revenue would have increased by 5.6%, adjusted profit from operations would have increased by 6.6%, adjusted revenue from the strategic portfolio would have increased by 7.3% and adjusted revenue from New Categories would have increased by 32.4%. These higher rates at prevailing exchange rates reflects the translational benefit as a result of the relative weakness of the pound sterling.

In 2020, 2019 and 2018, adjusted diluted earnings per share was affected by translational exchange rate movements. In 2020, the adjusted diluted earnings per share of 331.7p, an increase of 2.4%, would, when translated at 2019 exchange rates, have been 341.4p, an increase of 5.5%. This lower growth rate, in 2020, at prevailing exchange rates, reflects the negative translational impact as a result of the relative strength of the pound sterling. In 2019, the adjusted diluted earnings per share of 323.8p, an increase of 9.1%, would, when translated at 2018 exchange rates, have been 321.6p, an increase of 8.4%. This higher growth rate, in 2019, at prevailing exchange rates, reflects the translational benefit as a result of the relative weakness of the pound sterling.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	285

Employees

As at 31 December 2020, the number of persons employed by the Group was 55,329 worldwide. The Group believes that its labour relations are good.

Certain temporary employees are included in the below figures. The number of such temporary employees is approximately 400 in 2020 and largely relates to seasonal workers within operations.

The following table sets forth the number of Group employees by region in 2020, 2019 and 2018.

	As of 31 December

Region (number of employees worldwide)	2020	2019	2018

US	4,921	5,020	5,019

APME	10,750	13,465	15,077

AmSSA	15,873	16,862	17,372

ENA[1]	23,785	24,642	26,409

Total employees	55,329	59,989	63,877

Note:

1.

Included within the employee numbers for ENA are certain employees in different locations in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

286	BAT Annual Report and Form 20-F 2020

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

In 2020, 2019 and 2018, all contractual borrowing covenants were met and none are expected to inhibit the Group’s operations or funding plans. In 2020, the Group’s financial covenant (interest cover) was removed from the terms of the revolving credit facility and syndicated term loan.

Capital Expenditure

Gross capital expenditures include purchases of property, plant and equipment and purchases of certain intangibles. The Group’s gross capital expenditures for 2020, 2019 and 2018 were £648 million, £807 million and £883 million, respectively, representing investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). The Group expects gross capital expenditures in 2021 of approximately £700 million, representing the ongoing investment in the Group’s operational infrastructure, including the continued investment into New Categories. This is expected to be funded by the Group’s cash flows and existing facilities.

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

Borrowings

The following table sets out the Group’s long-and short-term borrowings as of the dates indicated:

				As of 31 December (£m)[1]

	Currency	Maturity dates	Interest rates at 31 December 2020	2020	2019	2018

Eurobonds[2]	Euro	2021 to 2045	0.9% to 4.9%	8,875	7,591	8,717

	Euro	2021	3m EURIBOR +50bps	984	931	986

	UK pound sterling	2021 to 2055	1.8% to 7.3%	4,590	4,161	4,671

	US dollar	2019	Not applicable	–	–	512

	Swiss franc	2021 to 2026	0.6% to 1.4%	540	510	523

Bonds issued pursuant

to rules under the

US Securities Act (as

amended)[2]	US dollar	2022 to 2050	1.7% to 8.1%	25,461	23,805	25,428

	US dollar	2022	USD 3m LIBOR + 88bps	548	1,325	1,381

Commercial Paper[2]				–	1,056	536

Other loans				1,929	4,624	3,859

Bank loans				317	293	608

Bank overdrafts				249	491	274

Finance leases				475	579	14

Total				43,968	45,366	47,509

Notes:

1.	The financial data above has been extracted from the Group’s consolidated financial statements.
2.

The issuers of these debt securities are B.A.T. International Finance p.l.c., B.A.T Capital Corporation, Reynolds American Inc., or R.J. Reynolds Tobacco Company, as applicable. British American Tobacco p.l.c. is the ultimate guarantor in each case.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	287

Off-Balance Sheet Arrangements and Contractual Obligations

The Group has no significant off-balance sheet arrangements. The Group has contractual obligations to make future payments on debt agreements. In the normal course of business, the Group enters into contractual arrangements where the Group commits to future purchases of services from unaffiliated parties and related parties.

The Group’s undiscounted contractual obligations as of 31 December 2020 were as follows:

	Payments due by period (£m)
	Total	Less than 1 Year	1–3 Years	3–5 Years	Thereafter

Long-term notes and other borrowings, exclusive of interest[1]	42,994	3,405	6,467	7,880	25,242

Interest payments related to long-term notes[1]	499	499	–	–	–

Lease liabilities	475	137	169	82	87

Purchase obligations[2]	850	773	67	10	–

Total cash obligations	44,818	4,814	6,703	7,972	25,329

Notes:

1.	For more information about the Group’s long-term debt, see note 19 in the Notes on the Accounts.
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

The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future funding are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme liabilities totalled £810 million as of 31 December 2020, which is net of pension assets of £12,576 million. The Group expects to be required to contribute £81 million to its defined benefit plans during 2021. See note 11 in the Notes on the Accounts for further information.

The above table also excludes any amounts in relation to service contracts which are disclosed in note 27 in the Notes on the Accounts.

288	BAT Annual Report and Form 20-F 2020

Other Information

Summary of Group Risk Factors

The following is a summary of some of the risks and uncertainties, the occurrence of any one of which, alone or in combination with other events or circumstances, may materially adversely affect the Group’s results of operations and financial condition. You should read this summary together with the ‘Principal Group risks’ section on pages 84 to 88 and the more detailed description of each risk factor contained below.

Business execution and supply chain risks

–	Competition from illicit trade.

–	Geopolitical tensions that have the potential to disrupt the Group’s business in multiple markets.

–	Disruption to the Group’s data and information technology systems, including by cyber attack or the malicious manipulation or disclosure of confidential or sensitive information.

–	Failure to meet current or future New Categories demand.

–	Failure of a financial counterparty.

–	Exposure to unavailability of, and price volatility, in raw materials and increased costs of employment.

–	Failure to retain key personnel or to attract and retain skilled talent.

–	Disruption to the supply chain and distribution channels.

–	Failure to deliver digital innovation and drive digital transformation.

–	Exposure to product contamination.

–	Inability to obtain adequate supplies of tobacco leaf.

–	Failure to successfully design, implement and sustain an integrated operating model.

–	Failure to uphold the high standard of ESG management.

–	Impact of a pandemic on the performance of the Group.

Legal, regulatory and compliance risks

–	Exposure to increasingly stringent regulatory measures affecting the manufacture, packaging, sale and marketing of the Group’s products.

–

Adverse implications of proposed EU legislation on single-use plastics that will result in on-pack environmental warnings and financial implications relating to the Extended Producer Responsibility (EPR).

–	Exposure to litigation on tobacco, nicotine, New Categories and other issues.

–	Significant and/or unexpected increases or structural changes in tobacco and nicotine-related taxes.

–	Failure to comply with health and safety and environmental laws.

–	Exposure to unfavourable tax rulings.

–	Unexpected legislative changes to corporate income tax laws.

–	Exposure to potential liability under competition or antitrust laws.

–	Failure to establish and maintain adequate controls and procedures to comply with applicable securities, corporate governance and compliance regulations.

–	Loss of confidential information, including through manipulation of data by employees and system failure.

–	Failure to comply with product regulations due to uncertainty surrounding the proper interpretation and application of those regulations.

–	Failure to uphold high standards of corporate behaviour, including under anti-bribery and anti-corruption laws.

–	Imposition of sanctions under sanctions regimes or similar international, regional or national measures.

–

Loss or misuse of personal data through a failure to comply with the European General Data Protection Regulation, the UK Data Protection Act 2018, e-Privacy laws and other privacy legislation governing the processing of personal data.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	289

Economic and financial risks

–	Foreign exchange rate exposures.

–	Inability to obtain price increases and exposure to risks from excessive price increases and value chain erosion.

–	Effects of declining consumption of legitimate tobacco products and a tough competitive environment.

–	Funding, liquidity and interest rate risks.

–	Failure to achieve growth through mergers, acquisitions and joint ventures.

–	Unforeseen underperformance in key global markets.

–	Increases in net liabilities under the Group’s retirement benefit schemes.

–	Adverse consequences of the UK’s exit from the EU.

Product pipeline, commercialisation and Intellectual Property risks

–	Inability to predict consumers’ changing behaviours and launch innovative products that offer adult tobacco and nicotine consumers meaningful value-added differentiation.

–

Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement    of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party    intellectual property rights.

290	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Business Execution and Supply Chain Risks

Risk: Competition from illicit trade.

Description

Illicit trade, illegal products and tobacco trafficking in the form of counterfeit products, smuggled genuine products (product diversion), and locally manufactured products, which do not comply with applicable regulations and/or in which applicable taxes are evaded, represent a significant and growing threat to the legitimate tobacco industry and New Categories products. Factors such as increasing levels of taxation, price increases, economic downturn, lack of law enforcement, appropriate penalties and weak border control are encouraging more adult tobacco and New Categories consumers to switch to illegal cheaper tobacco and New Categories products and are providing greater rewards for counterfeiters and smugglers. Regulatory restrictions such as plain packaging or graphic health warnings, display bans, flavour or ingredient restrictions and increased compliance costs further disadvantage legitimate industry participants by providing competitive advantages to illicit manufacturers and distributors of illicit tobacco and New Categories products.

Impact

Illicit trade can have an adverse effect on the Group’s overall sales volume and may restrict the ability to increase selling prices. Illicit trade can also damage brand equity and reputation, which could undermine the Group’s investment in Trade Marketing and Distribution. These factors in turn could reduce profits and have an adverse effect on the Group’s results of operations and financial conditions. Further, counterfeit New Categories products and other illicit products could harm consumers, damaging goodwill and/or the category (with lower volumes and reduced profits), and potentially leading to misplaced claims against BAT and further regulation. In addition, as the Group has contractual and legislative obligations to prevent the diversion of our products into illicit channels, actual and perceived breaches of the obligations to prevent product diversion into illicit channels can lead to substantial fines in the forms of seizure payments and legislative penalties, as well as the risk of reputational damage from Group products being found in illicit channels.

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

Impact

Deterioration of socio-economic or political conditions could potentially lead to loss of life, restricted mobility, loss of assets and/or denial of access to BAT sites that reduce the Group’s access to particular markets or may disrupt the Group’s operations, such as supply chain, or manufacturing or distribution capabilities. Such disruption may result in increased costs due to the need for more complex supply chain arrangements, to build new facilities or to maintain inefficient facilities, or in a reduction of the Group’s sales volume.

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

Failure to effectively prevent or respond to a major breach or cyber attack may also subject the Group to significant reputational damage.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	291

Business Execution and Supply Chain Risks continued

Risk: Failure to meet current or future New Categories demand.

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

Risk: Failure of a financial counterparty.

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

292	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Continued

Risk: Failure to retain key personnel or to attract and retain skilled talent.

Description

The Group relies on a number of highly experienced employees with detailed knowledge of the tobacco industry, other areas of focus for the Group and the Group’s business. Similarly, the Group is dependent on its ability to identify, attract, develop and retain such qualified personnel in the future.

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

Disruption may also be caused by spread of infectious disease (such as the COVID-19 pandemic) or by a deterioration in labour or union relations, disputes or work stoppages or other labour-related developments within the Group or its suppliers and distributors.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	293

Business Execution and Supply Chain Risks continued

Risk: Failure to deliver digital innovation and drive digital transformation.

Description

The Group’s strategy in areas of further growth and increasing profitability depends to a large extent on digital transformation and innovation. Digital transformation and innovation are key drivers of the Group’s Ethos, which includes new and modern categories of products, increased interaction with customers, data-driven decision making and cost optimisation efforts driven by automated and modernised processes. Examples of the Group’s ambitions that depend on digital transformation include:

–	the ability to leverage our data assets to generate insights and foresights as a key driver of revenue growth;

–	the expansion and flexibility of technology solutions to streamline the market realisation of new products and marketing campaigns; and

–	the ability to build new solutions and the flexibility to react to market disruptions.

The Group must effectively implement new ways of working and supporting technologies to fully develop the digital agenda defined by the Board (e.g. digital channels, data and analytics, automation, cyber, etc.).

The Group may see stalled progress in the pace of digital transformation and hampered strategy goals realisation if the necessary information and digital technology is not ready to support the business implementation of Global Functional Transformations (e.g. direct relationship with consumers, integrated planning, demand forecasting and revenue growth management). The unavailability of the necessary digital technology may be due to missing technology capabilities, lack of scalability or poor data quality. Shortage of skills and ineffective ways of working may slow down the pace of the Group’s digital transformation and hamper its value realisation processes. In addition, sub-optimal design of the global digital platforms implemented by BAT may lead to the fragmentation and under-utilisation of such platforms and slow down the Group’s digital transformation.

Impact

The Group’s multi-category strategy requires dealing with different consumer needs and behaviours as well as complying with various regulations, which increasingly require the expansion and flexibility of technology solutions. This may lead to the fragmentation and under-utilisation of existing and future technology solutions. Similarly, increased control and centralisation of the technology solutions and delivery mechanisms may slow down the effective delivery of the Group’s digital transformation and innovation.

The Group’s inability to adapt to the ever-changing digital space and fully exploit the value expected from digital transformation may have an adverse impact on its competitive edge, market share and profitability, and may prevent the Group from reaching its medium and long-term financial targets.

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

294	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Continued

Risk: Failure to successfully design, implement and sustain an integrated operating model.

Description

The Group aims to improve profitability and productivity through supply chain improvements and the implementation of an integrated operating model and organisational structure, including standardisation of processes, centralised back-office services and a common IT platform. The Group undertakes transformation initiatives periodically which aim to simplify the organisation and facilitate growth. The Group’s efforts to achieve these goals are driven and enabled through use of our TaO (central SAP ERP system) global template - a standardised process used by all BAT entities globally with the use of a central SAP instance common for BAT subsidiaries (excluding Reynolds American Inc. and its subsidiaries). These processes include, among others, core back-office global processes, procurement, warehouse management, accounting and controlling.

Impact

Failure by the Group to successfully design, implement and sustain the integrated operating model, organisational structure and transformation initiatives could lead to the failure to realise anticipated benefits, increased costs, disruption to operations, decreased trading performance, disgruntled employees, loss of institutional knowledge and reduced market share. These results could in turn reduce profitability and funds available for investment by the Group in long-term growth opportunities. Lack of adherence to the TaO template, as well as template degradation over time, may result in the failure to maintain achieved productivity gains and capture additional productivity gains which may in turn have an adverse effect on the Group’s results of operations and financial condition.

Risk: Failure to uphold the high standard of ESG management.

Description

Stakeholder and shareholder expectations of Group’s ESG performance are continually evolving. The Group may fail to have the appropriate internal standards, strategic plans and governance, monitoring and reporting mechanisms in place to ensure it can identify emerging issues, meet external expectations and align with recognised international standards.

Impact

Failure to uphold high standards of ESG management could seriously impact Group reputation and reduce investor confidence. In addition, poor performance across any aspect of ESG, such as a failure to address climate change or human rights impacts across the Group’s business and supply chain, could result in increased regulation, difficulty in attracting and retaining talent, criminal or civil prosecution, or decreases in consumer demand for our products.

Risk: Impact of a pandemic on the performance of the Group.

Description

The Group continues to closely monitor the development and disruption of the present coronavirus (the “COVID-19 pandemic”) and second and further waves seen in some countries across the Group. The consequences of COVID-19 may include significant logistical challenges for staff and their ability to perform their duties, potential loss of lives or significant level of illness in the workforce, inability to deliver revenue stream and market share targets impacting profits and cash flows, disruption to supply chain and third parties unable to deliver contractual goods and services. In addition, some countries across the Group have adopted regulations restricting the ability to manufacture, distribute, market and sell products.

Impact

The COVID-19 pandemic on the Group’s results of operations and financial condition is uncertain and cannot be predicted as the pandemic evolves.

The long-term impacts of the COVID-19 pandemic to the Group’s business will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments. These factors include, but are not limited to:

–

Reductions or volatility in consumer demand for one or more of our products due to illness, retail closures, quarantine or other travel restrictions, health consciousness (quitting use of tobacco and nicotine products), government restrictions, the deterioration of socio-economic conditions, economic hardship and customer-downtrading (switching to a cheaper brand), which may impact the Group’s market share.

–

Disruptions to the Group’s operations, such as its supply chain, or manufacturing or distribution capabilities, which may result in increased costs due to the need for more complex supply chain arrangements, to expand existing facilities or to maintain inefficient facilities, a reduction of the Group’s sales volumes or an increase in bad debts from customers.

–

Disruption to the Group’s operations resulting from a significant number of the Group’s employees, including employees performing key functions, working remotely for extended periods of time or becoming ill, which may reduce the employees’ efficiency and productivity and cause product development delays, hamper new product innovation and have other unforeseen adverse effects on the Group’s business.

–

Significant volatility in financial markets (including exchange rate volatility) and measures adopted by governments and central banks that further restrict liquidity, which may limit the Group’s access to funds, lead to shortages of cash and cash equivalents needed to operate the Group’s business, and impact the Group’s ability to refinance its existing debt.

–	Regulations restricting the ability to manufacture, distribute, market and sell products, and potentially increasing illicit trade.

–

Governments seeking to increase revenues through increased corporate taxes and excise in combustible and/or New Category products, increasing the cost and prices of our products - which could reduce volumes and margins, and/or increase illicit trade.

All of these factors may have material adverse effects on the Group’s results of operations and financial condition.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	295

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

–

Sponsorship, promotion, advertising and marketing: including partial or total bans on advertising, marketing, promotions and sponsorship; restrictions on brand sharing and brand stretching (i.e., using tobacco branding on non-tobacco products); restrictive regulatory measures or principles (including our International Marketing Principles) on the marketing and sale of tobacco products to consumers such as age verification measures;

–

Purchase: including regulations on where the products are sold, such as type of outlet (e.g., supermarkets and vending machines) and how they are sold (e.g., above the counter or under the counter); and

–	Price: including regulations that have implications on the prices that manufacturers can charge for their tobacco products (e.g., excise taxes and minimum prices).

The Group believes that the introduction of further regulation on tobacco control is expected over the medium term in many of the Group’s markets, e.g. in the US following the change of administration and other results in the 2020 elections. The actions of competitors contrary to the regulations applicable to certain markets, may cause reputational harm to the industry as a whole and may result in additional regulation or bans on certain products.

In addition, the Group may fail to implement the right level of control measures or to maintain adequate standards of compliance with the regulatory measures affecting the manufacture, packaging, sale and marketing of the Group’s products. For example, the Group’s marketing activities may fail to comply with the relevant law and regulations or with the Group’s International Marketing Principles. Insufficient information, instruction and training in the relevant areas and a lack of knowledge of the existence and/or requirements of relevant regulations, or a failure to monitor, assess and implement the requirements of new or modified regulation, may increase these risks.

Traditional Tobacco Products

Bans or restrictions on the sale of flavoured tobacco products and menthol have been introduced, and may be introduced in the future, at a municipal, state, national or international level. Further, various national or international regulatory regimes may seek to require the reduction of nicotine levels in tobacco products. With respect to tobacco and combustible products, many of the measures outlined in the FCTC have been or are in the process of being implemented through national legislation in many markets in which the Group operates, including recommendations for plain packaging and flavour bans with menthol bans in effect in the European Union since 20 May 2020. In November 2018, the US Food and Drug Administration (“FDA”) announced the acceleration of proposed rulemaking to seek a ban on menthol in combustible tobacco products. Additionally, in March 2018, the FDA published its ANPRM titled “Tobacco Product Standard for Nicotine Level of Combusted Cigarettes” and invited interested parties to submit comments on, among other issues, maximum nicotine limits and whether any maximum nicotine level should apply to combustible tobacco products.

In the US, manufacturers of all tobacco products deemed to be under the authority of the FDA as of 2016 (which includes vapour and Modern Oral products) must submit information to the FDA seeking formal marketing authorisation of such products. Several countries, including France, Belgium and Pakistan, have sought or are seeking to prohibit certain brands/brand variants or messaging on cigarette packaging that promotes a brand or usage. Finally, the FCTC COP9 and the EU Tobacco Product Directive 2, post-implementation review which is currently ongoing, are likely to result in further regulation for New Categories and traditional tobacco products.

New Categories

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

Following reports of individuals experiencing acute respiratory injury in suspected association with vaping certain e-liquids (EVALI) and several allegations regarding vaping youth usage in the USA, regulators at the local, municipal, state, national and international levels are increasingly applying or considering applying more restrictive regulations for vapour products. This approach is publicly supported by the World Health Organization (WHO) which continues to call on countries to ban or regulate novel nicotine products as tobacco. The USA, Europe and Canada are playing a leading role across all identified regulatory risks, including: bans on flavours, sales channel bans, advertising restrictions and nicotine limits, among others. With respect to Modern Oral, regulatory frameworks currently follow divergent approaches. In certain markets, in particular where there is an absence of adequate regulation, actions of irresponsible competitors may cause reputational harm to the category and result in outright bans or adverse regulation, as has been the case in Russia with allegations regarding youth usage. In markets where there is a likelihood of tobacco, pharmaceutical or food regulatory classification, the category can be at risk of severe regulation or total ban. The Group believes that Tobacco Heated Products are likely to be regulated as traditional tobacco products, driven by the decision of WHO’s 7th Conference of Parties to the Framework Convention on Tobacco Control, including recommendations for plain packaging and flavour bans.

Please refer to pages 307 to 310 for details of tobacco and nicotine regulatory regimes under which the Group’s businesses operate.

296	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Continued

Risk: Exposure to increasingly stringent regulatory measures affecting the manufacture, packaging, sale and marketing of the Group’s products continued.

Impact

Existing and future regulatory measures impacting both New Categories and/or traditional tobacco products could adversely affect volume, revenue and profits, as a result of: restrictions on the Group’s ability to sell its products or brands, reduced margins due to increased operating costs, impediments to building or maintaining brand equity and restrictions on the Group’s ability to deliver, market and sell existing or new products responding to consumers’ preferences. In addition, new regulation could lead to greater complexity, as well as higher production and compliance costs.

As an example, through the acquisition of Reynolds American Inc., the Group acquired the Newport brand, the leading menthol cigarette brand in the US, the Group’s largest single market. The sales of Newport, together with the other menthol brands of the Group’s operating subsidiaries, represent a significant portion of the Group’s total net sales. Any action by the FDA or any other governmental authority banning or materially restricting the use of menthol in tobacco products could have a significant negative impact on sales volumes, which would, in turn, have an adverse effect on the results of operations and financial position of the Group. Any action by the FDA or any government authority restricting the use of New Category products could also have an adverse effect on the operation and financial position of the Group.

As a reflection of the real or perceived impact of stricter regulation in our business, the Group’s share price has also experienced, and could in the future experience, shocks upon the announcement or enactment of restrictive regulation. All these effects may have an adverse effect on the Group’s results of operations and financial conditions.

Similarly, regulations on nicotine levels in cigarettes and in other products that are being considered in a number of jurisdictions in which the Group operates could have a negative impact on sales volumes of the Group’s products in the relevant jurisdictions.

In addition, taking into account the significant number of regulations that may apply to the Group’s businesses across the world, the Group is and may in the future be subject to claims for breach of such regulations. In particular, national authorities (such as the FDA), organisations or even individuals may allege that our marketing activities do not comply with the relevant laws and regulations, or with our International Marketing Principles. As such, the Group could be subject to liability and costs associated with civil and criminal actions as well as regulatory sanctions, fines and penalties brought in connection with these allegations. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims and allegations (including potential adverse impact on the treatment by the FDA of the Group’s PMTAs in the US). Each of these results may in turn have an adverse effect on the Group’s results of operations and financial condition.

Risk: Adverse implications of EU legislation on single-use plastics that will result in on-pack environmental warnings and financial implications relating to the Extended Producer Responsibility (EPR).

Description

The EU adopted a Directive on single-use plastics in July 2019 which, among other products, targets tobacco products with filters containing plastic. The Cellulose Acetate in our filters is defined as a single-use plastic under the Directive and, as such, the Directive will have an impact on the Group’s cigarettes, filters for other tobacco products and consumables for THPs.

Under the Directive, the Group will be subject to Extended Producer Responsibility (“EPR”) schemes, requiring the Group to cover the costs of collecting, transporting, treating and cleaning-up of filters containing plastic. The Directive also imposes on tobacco manufacturers the obligation to finance consumer awareness campaigns and to place environmental markings on packs of products with filters containing plastic.

Prior to the anticipated implementation deadline for EPR schemes on 5 January 2023, the European Commission is expected to issue guidelines on the criteria for the costs of cleaning up litter in Q1 2021. In addition, in December 2020 the European Commission adopted and published an Implementing Act harmonising specifications for required product markings with a compliance deadline of July 2021. When transposing the Directive into national law, EU member states could decide to expand its scope under their respective national laws, which may expose the Group to additional regulations and financial obligations. This is already the case in France, where EPR implementation has already occurred with an expansion of the scope to include non-plastic filters for RYO products, and Sweden, where the Swedish Ministry of Environment has proposed introducing an EPR scheme for snus pouches (with Modern Oral products also likely to be included) in addition to the one for cigarette filters. A consultation on this is taking place until 15 March 2021.

It is noted that there is a growing level of scrutiny on the use of single-use plastic across the world and a number of other markets in which the Group operates are considering ways to restrict (or ban) the use of filters made of plastic and/or introduce EPR schemes covering other plastic elements in our products beyond filters for traditional products and/or New Categories products.

Impact

The financial implications of existing and future EPR schemes will increase operating costs and may have an adverse effect on the Group’s results of operations and financial condition. If significant space is appropriated on the packaging of some of the Group’s products, this may also be an impediment to maintaining or building brand equity of the Group’s products which may, in turn, have a negative impact on the Group’s sales volume.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	297

Legal, Regulatory and Compliance Risks continued

Risk: Exposure to litigation on tobacco, nicotine, New Categories and other issues.

Description

The Group is involved in litigation related to its tobacco and nicotine products, including legal, regulatory and patent actions, proceedings and claims, brought against it in a number of jurisdictions. Claims brought against the Group may be based on personal injury (both individual claims and class actions), economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments), patent infringement (please refer to the risk factor under “Product pipeline, commercialisation and Intellectual Property risks, Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights” below), negligence, strict tort liability, design defect, failure to warn, fraud, misrepresentation, deceptive/unfair trade practices, conspiracy, medical monitoring and violations of antitrust/racketeering laws. Certain actions, such as those in the US and Canada, involve claims in the tens or hundreds of billions of pounds sterling. The Group is also involved in proceedings that are not directly related to its tobacco and nicotine products, including proceedings based on environmental pollution claims.

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

With respect to New Categories, although a common framework for regulation and taxation has yet to emerge, the manufacture, sale, packaging and advertising of such products are increasingly being regulated and taxed.

Impact

Significant or unexpected increases in, or the introduction of new, tobacco-related taxes or minimum retail selling prices, changes in relative tax rates for different tobacco and nicotine products or adjustments to excise have in the past resulted, and may in the future result in, the need for the Group to absorb such tax increases due to limits in its ability to increase prices, an alteration in the sales mix in favour of value-for-money brands or products, or growth in illicit trade, each of which could impact pricing, sales volume and profit for the Group’s products.

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

298	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Continued

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

Description

According to the Group’s internal estimates, the Group is a market leader by volume in certain categories in a number of countries in which it operates and/or is one of a small number of tobacco and /or New Categories companies in certain other markets in which it operates. The Group has had antitrust infringement decisions against it in the past and is subject to ongoing investigations (please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group). The Group may fail to comply with competition or antitrust laws and may be subject to investigation and/or litigation for alleged abuse of its position in markets in which it has significant market share or for alleged collusion/anti-competitive arrangements with other market participants.

Impact

Failure by the Group to comply with competition or antitrust laws and investigations (and/or litigation) for violation of such laws may result in significant legal liability, fines, penalties and/or damages actions, criminal sanctions against the Group, its officers and employees, increased costs, prohibitions on conduct of the Group’s business, forced divestment of brands and businesses (or parts of businesses) to competitors or other buyers, director disqualifications and commercial agreements being held void. The Group may face increased public scrutiny and the investigation or imposition of sanctions by antitrust regulation agencies and/or courts for violations of competition regimes which may subject the Group to reputational damage and loss of goodwill.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	299

Legal, Regulatory and Compliance Risks continued

Risk: Loss of confidential information, including through manipulation of data by employees and system failure.

Description

Unintended or malicious behaviour by employees, contractors, service providers and others using or managing the Group’s confidential information (including sensitive or confidential information of third parties) or personal data (including sensitive consumer personal data) may affect the Group’s communications and operations which may result in the unauthorised disclosure of such information. Extensive remote working may periodically increase this risk (e.g. during the COVID-19 pandemic).

In addition, flaws in our IT systems, a lack of infrastructure or application resilience, slow or insufficient disaster recovery service levels or the installation of new systems may increase the possibility that data, including confidential, personal or other sensitive information, stored or communicated by IT systems may be corrupted, lost or disclosed.

Impact

The loss of confidential information may result in civil or criminal legal liability and prosecution by enforcement bodies and/or claims from third parties, which may subject the Group to the imposition of material fines, damages and/or penalties and the costs associated with defending these claims. It could also lead to a competitive disadvantage through the loss of trade secrets.

Inappropriate disclosure of confidential information or violation of the GDPR or other privacy laws (please refer to the risk factor under “Loss or misuse of personal data through a failure to comply with the European General Data Protection Regulation, the UK Data Protection Act 2018, e-Privacy Laws and other privacy legislation governing the processing of personal data” below) may also result in significant reputational harm and public scrutiny, a loss of investor confidence and reduced third-party reliance on the Group’s information technology systems or other data handling practices. In addition, restoration and remediation of disclosed confidential information or personal data may be costly, difficult or even impossible. These consequences may adversely impact the Group’s results of operations and financial condition.

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

300	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Continued

Risk: Failure to uphold high standards of corporate behaviour, including under anti-bribery and anti-corruption laws.

Description

The Group is subject to various anti-corruption laws and regulations and other anti-financial crime laws including but not limited to failure to prevent facilitation of tax evasion (Anti-Corruption Laws). All employees of BAT, its subsidiaries and joint ventures which it controls are expected to uphold a high standard of corporate behaviour and comply with the Group Standards of Business Conduct (SoBC) which includes a requirement to comply with Anti-Corruption Laws. Employees, associates, suppliers, distributors and agents are prohibited from engaging in improper conduct to obtain or retain business or to improperly influence (directly or indirectly) a person working in an official capacity to decide in the Group’s favour. The Group’s employees may fail to comply with our SoBC and may violate applicable Anti-Corruption Laws.

In January 2021 the Group was informed that the investigation by UK’s Serious Fraud Office into suspicions of corruption in the conduct of business by Group companies and associated persons had been closed. The SFO stated that it would continue to offer assistance to the ongoing investigations of other law enforcement partners. The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

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

For example, the Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. The Group is cooperating with the authorities’ investigations, including the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions. The potential for fines, penalties or other consequences cannot currently be assessed but may be material. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

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

Any failure to comply with sanctions regimes or similar international, regional or national measures may result in significant legal liability, fines and/or penalties, criminal sanctions against the Group, its officers and employees, damage to commercial or banking relationships and reputational harm. Reputational harm may result regardless of whether the Group complies with imposed sanctions.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	301

Legal, Regulatory and Compliance Risks continued

Risk: Loss or misuse of personal data through a failure to comply with the European General Data Protection Regulation, the UK Data Protection Act 2018, e-Privacy Laws and other privacy legislation governing the processing of personal data.

Description

Personal data is a subset of data (which is likely to be confidential) which attracts different risks and treatment under the law. Breaches of data privacy laws include misuse of information which may not be confidential in nature. These include, for example, unsolicited marketing calls to a publicly available number, or using an individual’s personal data in a way which was not authorised or in a way that the individual did not reasonably expect through technologies such as online tracking or monitoring.

Various privacy laws, including the European General Data Protection Regulation (“GDPR”), UK Data Protection Act 2018 (“UKDPA”) and e-Privacy Directive (“e-Privacy Laws”) / EU Regulatory guidances, govern the way in which organisations (comprising employees, contractors, service providers and other authorised persons) handle individuals’ personal data including how such organisations, including the Group, track or monitor their online behaviour.

In particular:

–	in the event of:

–	an unauthorised disclosure of personal data as a result of a bad actor (e.g. cyberattack); or

–

flaws in our IT systems, or application resilience, slow or insufficient disaster recovery service levels or the installation failure of a new system (which result in personal data stored or communicated by IT systems being corrupted, lost or disclosed);

Depending on the risk to the individuals concerned, such personal data breaches (including mass personal data unavailability) must be reported to the local data protection supervisory authority which could subject Group companies to not only regulatory scrutiny but also individual claims or even class action suits; and

–

ePrivacy Laws state that any misuse of consumer personal data or lack of transparency provided to consumers on how we use their data or track their online behaviours are subject to regulatory scrutiny.

Legal requirements relating to the collection, storage, handling, and transfer of personal data continue to evolve. Following the entry into force of the GDPR in May 2018, other jurisdictions in which the Group operates have enacted similar local legislation such as the California Consumer Privacy Act US and the “LGPD” in Brazil which further increases the risks surrounding the processing of personal data especially in the consumer space.

Impact

Failure to comply with existing or future e-Privacy Laws and privacy legislation governing the processing of personal data may adversely impact the Group’s results of operations and financial condition.

Loss or misuse of personal data may result in civil or criminal legal liability and prosecution by enforcement bodies, which may subject the Group to the imposition of material fines (currently up to 4% of Group worldwide turnover in the context of GDPR) and/or penalties and/or claims and costs associated with defending these claims (which could include class action suits brought by consumers).

Reputational damage could also potentially cause significant harm to the Group.

Relevant data protection supervisory authority could also order certain Group legal entities to cease processing activities, which could result in a significant operational disruption.

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

302	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Continued

Economic and Financial Risks continued

Risk: Inability to obtain price increases and exposure to risks from excessive price increases and value chain erosion.

Description

Annual price increases by the Group are among the key drivers in increasing market profitability. However, the Group has in the past been, and may in the future be, unable to obtain such price increases as a result of increased regulation; increased competition from illicit trade; stretched consumer affordability arising from deteriorating political and economic conditions and rising prices; sharp increases or changes in excise structures; and competitors’ pricing.

As the New Category market continues to develop, the Group may face erosion in the value chain for New Categories through lower market prices, excise taxes, high retail trade margins or high production costs that make New Categories less competitive versus combustible tobacco products. As an example, excise on Tobacco Heated Products in Japan is increasing and will align closer to FMC following a five year (2018-2022) phased excise plan.

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

Description

Evidence of market contraction and the growth of illicit trade of tobacco products is apparent in several key global markets in which the Group operates. This decline is due to multiple factors, including increases in excise taxes leading to continuous above-inflation price rises, changes in the regulatory environment, the continuing difficult economic environment in many countries impacting consumers’ disposable incomes, the increase in the trade of illicit tobacco products, rising health concerns, a decline in the social acceptability of smoking and an increase in New Category uptake.

The Group competes based on the strength of its strategic brand portfolio, product quality and taste, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and price. The Group is subject to highly competitive environments in all aspects of its business, and its competitive position can be significantly influenced by the prevailing economic climate, consumers’ disposable income, regulation, competitors’ introduction of lower-price or innovative products, higher tobacco product taxes, higher absolute prices, governmental action to increase minimum wages, employment costs, interest rates and increase in raw material costs.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	303

Economic and Financial Risks continued

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

In the case of funding or liquidity constraints, the Group may also suffer reputational damage due to its perceived failure to manage the financial risk profile of its business, which may result in an erosion of shareholder value reflected in an underperforming share price, and/ or underperforming bond prices and higher yields. In addition, the Group’s ability to finance strategic opportunities or respond to threats may be impacted by limited access to funds.

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

Please refer to note 27 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

304	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Continued

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

Please refer to the information under the caption ‘Retirement benefit schemes’ on page 188 and to note 11 in the Notes on the Accounts for details of the Group’s retirement benefit schemes.

Impact

Higher contributions to the Group’s retirement benefit schemes could have an adverse impact on the Group’s results of operations, financial condition and ability to raise funds.

Risk: Adverse consequences of the UK’s exit from the EU.

Description

The consequences of the UK’s exit from the EU remain uncertain and the full extent of the impact is not expected for some time, but could include reductions in the size of the UK market, down-trading as a result of affordability pressure/weakening economy in the UK, an increased cost of doing business in the UK, higher cost of capital in the UK and both transactional and translational foreign exchange impacts, disruption to supply of materials due to changed customs procedures, rules of origin requirements or duties, increased complexity and scrutiny on tax-related activities, or other changes to UK law. In addition, the UK’s exit from the EU may impose restrictions on employment and cross-border movements.

Impact

Any of the consequences of the UK’s exit from the EU may have a negative effect on the Group’s results of operations and financial conditions. In addition, any restrictions on employment and cross-border movements may result in additional employment and hiring costs and reduce the Group’s ability to attract and retain highly talented individuals from the EU in the UK.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	305

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

306	BAT Annual Report and Form 20-F 2020

Other Information

Group Risk Factors

Continued

Risk: Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights.

Description

The Group relies on trademarks, patents, registered designs, copyrights and trade secrets. The brand names under which the Group’s products are sold are key assets of its business. The protection and maintenance of these brand names and of the reputation of these brands is important to the Group’s success. Protection of intellectual property rights is also important in connection with the Group’s innovative products, including New Categories.

The Group is exposed to the risk of infringements of its intellectual property rights by third parties due to limitations in judicial protection, failure to identify, protect and register its innovations and/or inadequate enforceability of these rights in some markets in which the Group operates.

The Group currently is involved in various patent infringement litigation proceedings globally related to technology used in the Group’s New Category products. This litigation involves both claims by the Group that competitors are infringing on the Group’s patents and claims by competitors that the Group is infringing on competitors’ patents.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	307

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

–

Product: including regulations on the use of ingredients, product design and attributes (e.g. ceilings regarding tar, nicotine and carbon monoxide yields, as well as restrictions on flavours); product safety regulations (e.g. the EU’s General Product Safety Directive (2001/95/EC), electrical safety regulations and reduced ignition propensity standards for cigarettes); and regulatory product disclosure requirements (e.g. in relation to ingredients and emissions);

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

World Health Organization Framework Convention on Tobacco Control

Much of the recent development in regulation at a global level has been driven by the World Health Organization Framework Convention on Tobacco Control (FCTC). The FCTC came into force in 2005 and contains provisions aimed at, among other things, reducing tobacco consumption and toxicity. The original treaty is supplemented by protocols and guidelines. While the guidelines are not legally binding, they provide a framework of recommendations for parties to the guidelines.

To date, the FCTC has been ratified by 182 countries, not including the US. The FCTC has led to increased efforts by tobacco-control advocates and public health organisations to reduce the supply of, and demand for, tobacco products, and to encourage governments to further regulate the tobacco industry. As national regulations increasingly reflect global influences, the scope of areas regulated will likely further expand. The guidelines on advertising, promotion and sponsorship, for example, seek to broaden the definition of tobacco advertising to include product display, the use of vending machines as well as the design of the pack itself. Where adopted by contracting parties, a number of the measures referred to in the guidelines may result in either additional costs for the tobacco industry or restrictions on a manufacturer’s ability to differentiate its products and communicate those differences to adult smokers. For example, a change in the number and size of on-pack health warnings requires new printing cylinders to be commissioned, while the implementation of new plant protection product standards, product testing and the submission of ingredients information to national governments require extensive resources, time and material.

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

A revised TPD1, the EU Tobacco and Related Products Directive (2014/40/EU), referred to as TPD2, was adopted in April 2014 for transposition into EU member states’ law by May 2016. Provisions of TPD2 include: larger combined pictorial and textual health warnings covering 65% of the two main pack surfaces (front and back) for cigarettes; restrictions on pack shape and size, including minimum pack sizes of 20 sticks for cigarettes and 30g for roll-your-own and make-your-own tobacco; increased ingredients reporting; ‘tracking and tracing’ requirements; and for e-cigarettes: nicotine limits, pre-market notification, ingredients reporting and advertising bans. Among other things, TPD2 bans the sale of cigarettes and roll-your-own tobacco with a characterising flavour. Menthol-flavoured cigarettes were exempted from the ban until May 2020, which has since been applied also to menthol cigarettes. (See ‘The US’ for information pertaining to the regulation of menthol in that market).

TPD2 also purports to leave open to EU Member States the possibility of further standardising the packaging of tobacco products and to apply some of its provisions in different ways. For example, it provides, among other things, that the labelling, packaging and the tobacco product itself shall not include any element or feature that suggests that a particular tobacco product has vitalising, energetic, healing, rejuvenating, natural or organic properties or has other health or lifestyle benefits. On 1 February 2017, the French government applied its laws transposing these provisions into French national law to prohibit the sale of all variants of Vogue cigarettes from February 2018, as well as the use of certain other tobacco brand and brand variant names. The law was subsequently annulled, but France may seek to reintroduce it. On 26 April 2019, Belgium adopted a Royal Decree that allows the Minister of Health to establish a procedure to put brands on a prohibited list and to draw up such a list. To date, such a procedure has not yet been established by the Belgian Minister of Health.

The European Commission is required to prepare a report by no later than 20 May 2021 on the application of TPD2 and setting out, in particular, the elements of TPD2 which it believes should be reviewed or adapted based on scientific and technical developments as well as internationally agreed rules and standards on tobacco and related products.

308	BAT Annual Report and Form 20-F 2020

Other Information

Regulation of the Group’s Business

Continued

Single-Use Plastics

The Single Use Plastics Directive (EU) 2019/904 (the SUP Directive) entered into force on 2 July 2019. The Directive requires that EU Member States introduce Extended Producer Responsibility (EPR) schemes covering the cost to clean up litter and the application of on-pack marking requirements for tobacco product filters. Member States must transpose the SUP Directive into national law by 3 July 2021, with an implementation deadline of 3 July 2021 for pack marking requirements and of 5 January 2023 for EPR schemes. Other governments have passed or are considering similar legislation including Canada, Russia, South Korea and various levels of government in the United States.

Restrictions on Smoking in Private, Public and Workplaces

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

Regulation of Ingredients, Including Flavoured Tobacco Products

A number of countries have restricted, and others are seeking to restrict or ban, the use of certain flavours or ingredients in cigarettes and other tobacco products, on the basis that such products are alleged to appeal disproportionally to minors, act as a catalyst for young people taking up smoking and/or increase the addictiveness or toxicity of the relevant product.

In Canada, the manufacture and sale of cigarettes, little cigars and blunt wraps with characterising flavours are banned, and a federal menthol ban for cigarettes is in effect across the country. In Australia, the majority of states and territories have banned flavours in cigarettes that give an ‘overtly’ fruit-flavoured taste and the government is reportedly considering further regulatory options. The TPD2 similarly bans the manufacture and sale of cigarettes and roll-your-own tobacco with a characterising flavour other than tobacco, subject to an exemption until May 2020 for menthol cigarettes.

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

Further legislation on ingredients is to be expected. In particular, the European Commission report on TPD2 due by 20 May 2021 is required to consider, amongst other things, the benefits of establishing a single list of permitted ingredients at EU level by reference to available scientific evidence on the toxic and addictive effects of different ingredients. Similarly, the Conference of Parties to the FCTC has tasked a working group to further elaborate the partial guidelines on the regulation of the contents of tobacco products and tobacco product disclosures.

Plain and Standardised Packaging

Plain (or ‘standardised’) packaging generally refers to a ban on the use of trademarks, logos and colours on packaging other than the use of a single colour and the presentation of brand name and variant in a specified font and location(s). The presentation of individual cigarettes may be similarly restricted. Plain packaging is high on the agenda of tobacco control groups, and the non-binding FCTC guidelines recommend that contracting parties consider introducing plain packaging. To date, 21 countries (including Australia, Belgium, Canada, Denmark, France, Ireland, New Zealand, the Netherlands, Saudi Arabia, Singapore, Turkey, and the UK) have adopted plain packaging legislation, with the measure being implemented in 15 of those countries. Countries, territories and states that are currently considering adopting plain packaging legislation include, but are not limited to Argentina, India, Ecuador, Panama, Sweden, Brazil, Chile, Spain and South Africa. Others, such as South Korea, Ukraine and Colombia, are considering implementing increased graphic health warnings.

Product Display Bans at Point of Sale and Licensing Regimes

Product display bans at point of sale and licensing regimes have been in place in a number of countries for several years and have been implemented both at national and state levels. Ireland was the first EU Member State to introduce a point-of-sale display ban, which became effective in July 2009, with Norway, Iceland, Finland, New Zealand, Thailand, Canada, Australia, the UK and a number of other countries implementing or passing similar legislation banning tobacco displays. A number of countries, such as Hungary, Finland and Spain, have also sought to restrict the supply of tobacco products, including through the adoption of licensing regimes limiting the number of retail outlets from which it is possible to purchase tobacco products and/or by prohibiting the sale of tobacco products within a certain distance of specified public places.

Illicit Trade

The illegal market for tobacco products is an increasingly important issue for governments and the industry across the world.

Euromonitor International estimates that approximately 400 billion cigarettes per year are smuggled, manufactured illegally or counterfeited. A number of governments, regulators and organisations have or are considering adopting regulation to support anti-illicit trade activities. Among other forms, such regulation may comprise mandatory ‘tracking and tracing’ requirements, enabling regulators to identify the point at which any seized product left the legal supply chain, security features to combat counterfeiting and inspection and authentication obligations in respect of seized product. The TPD2, for example, requires that all unit packets of tobacco are marked with a unique and irremovable identifier, which when scanned provides various information about that product’s route to market.

In November 2012, the FCTC adopted the Protocol to Eliminate Illicit Trade in Tobacco Products which includes a raft of supply chain control measures, including the implementation of ‘tracking and tracing’ technologies. The Protocol entered into force on 25 September 2018 and was considered at the first session of the Meeting of the Parties to the Protocol in October 2018. As at 1 January 2021, 62 parties have ratified the Protocol.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	309

Vapour Products

More recently, significant debate has been generated regarding the appropriate regulation of vapour products, including regulation of the nicotine liquids used in them. As the nascent vapour category has grown in size and complexity in a relatively short period of time, a consensus framework for regulation and taxation has yet to emerge. The TPD2, for example, establishes frameworks for the regulation of novel tobacco products and e-cigarettes, introducing nicotine limits, health warnings requirements, advertising bans and pre-market notification and post-market disclosure obligations. Conversely, some governments have intentionally banned or are seeking to ban novel tobacco products and products containing nicotine, while others would need to amend their existing legislation in order to permit their sale. For example, in Australia nicotine is currently classified as poison, meaning that the importation of vaping products or nicotine refill liquids is illegal in every state and territory, as is the possession and use of these products. While Australia’s Therapeutic Goods Administration plans to re-classify nicotine as a prescription-only medication from 1 October 2021, the effect will be that a doctor’s prescription will be required to legally access nicotine vapour products and liquid nicotine. Even in countries where the sale of vapour products is permitted, some governments have adopted, or are seeking to adopt, bans on vaping in public places, bans or restrictions on flavours or other restrictions. Recent reports in North America of individuals experiencing acute respiratory injury in suspected association with vaping certain e-liquids (EVALI) and youth usage have led to an increase in scrutiny of vapour products, especially at State and Provincial levels in the United States and Canada.

The US

Through the RAI subsidiaries, the Group is subject to US federal, state, and local laws and regulations. In 2009, President Obama signed into law the Family Smoking Prevention and Tobacco Control Act (FSPTCA), which grants the US Food & Drug Administration (FDA) broad authority over the manufacture, sale, marketing and packaging of tobacco products but at the outset limited the agency’s authority to cigarettes, smokeless tobacco products, cigarette tobacco and roll-your-own tobacco products. Key elements of the FSPTCA include: filing of facility registrations, product listing, constituent testing and ingredient information; obtaining FDA clearance for all new products or product modifications; banning all characterising flavours other than tobacco or menthol in cigarettes; establishing ‘user fees’ to fund the FDA’s regulation of tobacco products; increasing the health warning size on cigarette packs with the option to introduce pictorial health warnings; implementing good manufacturing practices; revising the labelling and advertising requirements for smokeless tobacco products; and requiring the study of menthol. The US Congress did limit the FDA’s authority in two areas, prohibiting it from:

–	banning categories of tobacco products; and

–	requiring the reduction of nicotine yields of a tobacco product to zero.

On 10 May 2016, the FDA issued a final regulation, referred to as the Deeming Rule, deeming all remaining products that are ‘made or derived from tobacco’ to be subject to the FDA’s regulatory authority under the FSPTCA. The Final Rule became effective as of 8 August 2016, though each requirement of the Final Rule has its own compliance date. Such newly ‘deemed’ tobacco products subject to the FSPTCA include, among others, electronic nicotine delivery systems (including e-cigarettes, e-hookah, e-cigars, vape pens, advanced refillable personal vapourisers, electronic pipes and e-liquids mixed in vape shops), certain dissolvable tobacco products, cigars and pipe tobacco.

The ‘grandfather’ date under the Final Rule for newly deemed products remains the same as the ‘grandfather’ date for those tobacco products already subject to the FSPTCA – 15 February 2007. Any tobacco product that was not legally marketed as of 15 February 2007 will be considered a new tobacco product subject to premarket review by the FDA. The FDA has recognised that few, if any, e-cigarettes were on the market as of 15 February 2007, but thousands of such products (including R. J. Reynolds Vapour’s Vuse Digital Vapour Cigarette) subsequently have entered into commerce. To address this issue, the FDA established a compliance policy regarding the premarket review requirements for all newly deemed tobacco products that are not grandfathered products, but were on the market as of 8 August 2016. The FDA will allow such products to remain on the market so long as the manufacturer has filed the appropriate Premarket Tobacco Application (PMTA) by a specific deadline.

The Final Rule established staggered initial compliance periods based on the expected complexity of the applications to be submitted. On 28 July 2017, as part of the FDA’s announcement of a comprehensive regulatory plan for nicotine and tobacco, the FDA extended the deadline for submission of PMTAs for newly deemed products by several years (for e-cigarettes, the new deadline was August 2022). However, as a result of legal action, in July 2019 a federal court ultimately brought forward the filing deadline for non-combustible products to 12 May 2020. In October 2019, R. J. Reynolds Vapour Company filed PMTAs for Vuse Solo. Based upon requirements of the FSPTCA that must be addressed in PMTAs, and the FDA’s Guidance regarding the type of evidence required for such applications, the costs of preparing a PMTA are significant.

In January 2020, the FDA reinforced the filing deadline of 12 May 2020 in its Guidance related to vapour, but reversed its previous compliance policy that allowed products to remain on the market without a PMTA. The Guidance announced the agency’s intent to enforce (as of February 2020) the PMTA requirements on certain products as follows: 1) Flavoured, cartridge-based vapour products except for tobacco- or menthol-flavoured products; 2) All other vapour products for which the manufacturer has failed to take (or is failing to take) adequate measures to prevent minors’ access; 3) Any vapour products that targets or whose marketing is likely to promote use by minors; and 4) Any vapour product that is offered for sale in the United States after 12 May 2020, and for which the manufacturer has not submitted a premarket application. Flavoured disposable vapour products and flavoured open systems would remain available for sale unless 1) the manufacturer has failed to take adequate measures to prevent minors’ access, 2) product that targets or whose marketing is likely to promote use by minors, or 3) fails to file a PMTA by 12 May 2020.

In April 2020, the federal court extended the PMTA deadline by 120 days to 9 September 2020 to address the FDA’s concerns regarding delays caused by the COVID-19 pandemic. R. J. Reynolds Vapour Company filed PMTAs for the remaining Vuse products (Vibe, Ciro, and Alto) and the Velo products (pouch and lozenge) by the September 2020 deadline. Certain additional data from ongoing research relevant to the Alto and Velo applications will be submitted as amendments to the PMTAs during the FDA review process.

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

310	BAT Annual Report and Form 20-F 2020

Other Information

Regulation of the Group’s Business

Continued

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

Additional regulation

In addition to the ANPRMs on reduced nicotine products and flavours, the FDA, in April 2019, issued a proposed rule on the format and content of substantial equivalence applications. This follows on the FDA’s previous statements regarding the development of foundational rules so as to provide clarity and predictability to the tobacco product submission process, including not only substantial equivalence applications but new product applications as well as MRTP applications. To that end, FDA, in September 2019, published a proposed rule on the format and content of Premarket Tobacco Product Applications. Under the FSPTCA, for a manufacturer to launch a new tobacco product or modify an existing tobacco product after 22 March 2011, the manufacturer must obtain an order from the FDA allowing the new or modified product to be marketed. Similarly, a manufacturer that introduced a cigarette or smokeless tobacco product between 15 February 2007 and 22 March 2011 was required to file a substantial equivalence report with the FDA demonstrating either (1) that the new or modified product had the same characteristics as a product commercially available as at 15 February 2007, referred to as a predicate product, or (2) if the new or modified product had different characteristics than the predicate product, that it did not raise different questions of public health. A product subject to such report is referred to as a provisional product. A manufacturer may continue to market a provisional product unless and until the FDA issues an order that the provisional product is not substantially equivalent (NSE), in which case the FDA could then require the manufacturer to remove the provisional product from the market. Substantially, many of the RAI subsidiaries’ cigarette and smokeless tobacco products currently on the market are provisional products. At present, there is substantial uncertainty over the approaches that the FDA CTP will take in evaluating RAI subsidiaries’ MRTP applications, PMTAs and substantial equivalence reports. In January 2017, the FDA issued its first proposed product standard just prior to President Trump’s inauguration whereby the agency would require the reduction, over a three-year period, of the levels of N-nitrosonornicotine (NNN) contained in smokeless tobacco products. Since issuing this proposal, the agency has simply stated that it is evaluating submitted comments. The FDA’s semiannual regulatory agenda, which details the regulatory activities that the FDA expects to undertake in the foreseeable future, has not listed the NNN proposal since its publication. Thus, it is not known whether or when this proposed rule will be finalised, and, if adopted, whether the final rule will be the same as or similar to the proposed rule. On 18 December 2017, the FDA accepted for review MRTP applications for six Camel Snus smokeless tobacco products. In 2018, the FDA began its review of these applications, which included facility inspections and a public meeting held 13-14 September 2018 before the Tobacco Product Scientific Advisory Committee to obtain its review and recommendation. The FDA is completing its independent review of the applications with no announced deadline for completion.

On 18 March 2020, FDA issued a rule mandating the incorporation on cigarettes packages of graphic health warnings. The rule requires eleven new textual warnings, each accompanied by a specific graphic image, on the top 50% of the front and back of all cigarette packages, on the left 50% of the front and back of cigarette cartons, and the top 20% of all cigarette advertising, beginning June 18, 2021. On 3 April 2020, RAI subsidiaries R. J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, in conjunction with several cigarette manufacturers and retailers, filed a lawsuit seeking to permanently enjoin implementation of the rule. The court has on two occasions entered orders delaying the implementation of the rule, which is now delayed until 14 January 2022. The court is expected to issue a decision on all pending motions by March 2021 or otherwise order another delay to the implementation date while it continues its review. Irrespective of the court’s decision, once issued it is expected to be appealed to the federal court of appeals, from which a determination is estimated for the fourth quarter of 2021. If the industry challenge is unsuccessful, the RAI companies are prepared to implement the rule’s requirements by the January 2022 deadline, having created compliant packaging and obtained approval from the FDA for the required warning rotation plans. Cigarettes and other tobacco products are subject to substantial taxes in the US. All states and the District of Columbia currently impose cigarette excise taxes. Certain city and county governments, such as New York, Philadelphia and Chicago, also impose substantial excise taxes on cigarettes sold in those jurisdictions. Also, all states and the District of Columbia currently subject smokeless tobacco products to excise taxes. Various states and the District of Columbia impose a tax on vapour products, such as e-cigarettes, and many other states have proposed taxes on vapour products. Currently, there is no federal tax on vapour products, such as e-cigarettes.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	311

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

As of the date of this report, BAT is not aware of any activity, transaction or dealing by the Group or any of its affiliates during the financial year ended 31 December 2020 that is disclosable under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, except as set forth below. This information is to the best of BAT’s knowledge.

BAT has a local operation in Iran, established on 18 October 2003, through its wholly-owned non-US subsidiary, B.A.T. Pars Company (Private Joint Stock) (BAT Pars). BAT Pars produces its products, which include Kent, Pall Mall and Montana brands, in its own factory in Eshtehard, which is in the Alborz province of Iran. BAT Pars distributes its product via 54 sub-agents with national and provincial distribution licences, who sell products to wholesalers and retailers with the support of BAT Pars’ sales representatives. BAT Pars has 305 direct employees and an additional 1,172 contract workers supplied by a private company.

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

During the year ended 31 December 2020, BAT did not have any gross revenues or net profits derived from transactions with the Government of Iran or affiliated entities.

BAT maintains policies and procedures designed to ensure that its activities in Iran and elsewhere comply in all material aspects with the applicable and relevant trade sanctions laws and regulations, including US and other international trade sanctions and/or embargoes. BAT’s sanctions policies and procedures have been designed to be as robust as possible. However, there can be no absolute assurance that these policies and procedures will be effective. Were they to be ineffective, penalties or sanctions could be imposed against BAT, which could be material. To the extent permitted under applicable law, and as long as it continues to meet BAT’s risk management and operational requirements, BAT Pars’ activities in Iran are expected to continue.

312	BAT Annual Report and Form 20-F 2020

Other Information

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

During 2012, R.J. Reynolds Tobacco Company, various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached a final agreement related to Reynolds American’s 2003 MSA activities, and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the company’s MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company received US$170 million in credits, which have been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds Tobacco Company received US$285 million in credits, which have been applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also in 2018, a tenth additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. In the first quarter of 2020, certain conditions set forth in the 2018 agreements were met for those ten states. In addition, in August 2020, 24 states, the District of Columbia and Puerto Rico agreed to settle NPM disputes related to claims for the period 2018-2022. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). Reynolds American Inc.’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2020 amounted to US$3,572 million in respect of settlement expenses and US$2,848 million in respect of settlement cash payments. Reynolds American Inc.’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2019 amounted to US$2,762 million in respect of settlement expenses and US$2,918 million in respect of settlement cash payments.

R.J. Reynolds Tobacco Company divested certain brands to Imperial Tobacco Group (ITG) in 2015. In 2020, R.J. Reynolds Tobacco Company recognised additional expenses, included above, under the state settlement agreements in the states of Mississippi, Florida, Texas and Minnesota related to these divested brands. R.J. Reynolds Tobacco Company recognised US$241 million of expense for payment obligations to the State of Florida for the ITG acquired brands from the date of divestiture, June 12, 2015, as a result of an unfavourable judgment. In addition, R.J. Reynolds Tobacco Company recognised US$264 million related to the resolution of claims against it in the States of Texas, Minnesota and Mississippi for payment obligations to those states for the ITG acquired brands from the date of divestiture. Finally, R.J. Reynolds Tobacco Company settled certain related claims with Phillip Morris USA under the state settlement agreements in the states of Mississippi, Texas and Minnesota for US$8 million.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	313

Change of Control Provisions as at 31 December 2020

Significant agreements

Nature of agreement	Key provisions

The revolving credit facilities agreement effective 12 March 2020 entered into between the Company, B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V and B.A.T Capital Corporation (as borrowers and, in the case of the Company, as a guarantor) and HSBC Bank plc (as agent) and certain financial institutions (as lenders), pursuant to which the lenders agreed to make available to the borrowers £6 billion for general corporate purposes (the Facility).

–  should a borrower (other than the Company) cease to be a direct or indirect subsidiary of the Company, such borrower shall immediately repay any outstanding advances made to it and shall cease to be a borrower under the Facility; and

–  where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under the Facility to be repaid.

In March and April 2020, the Group arranged short-term bilateral facilities with core relationship banks for a total amount of approximately £4.8 billion. B.A.T. International Finance p.l.c. is the borrower under these facilities and the Company the guarantor. The bilateral facilities have since been reduced to a total amount of approximately £3.4 billion and remain undrawn.

–  should the borrower cease to be a direct or indirect subsidiary of the Company, the borrower shall immediately repay any outstanding advances made to it under these facilities; and

–  where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under these facilities to be repaid.

Term loan facilities agreement dated 16 January 2017: B.A.T. International Finance p.l.c. and B.A.T Capital Corporation (as borrowers), the Company, (as guarantor) and HSBC Bank plc (as agent) and certain financial institutions (as lenders) pursuant to which the lenders agreed to make available to the borrowers US$25 billion for the acquisition of Reynolds American Inc. Facilities A, B and C have been repaid and facility D, totalling the sterling equivalent of US$2.5 billion, is still outstanding.

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

On 25 July 2017, the Company acceded as a guarantor under the indenture of its indirect, wholly-owned subsidiary Reynolds American Inc. The securities issued under the indenture include approximately US$7.7 billion aggregate principal amount of unsecured Reynolds American Inc debt securities.

–  with respect to each series of debt securities issued under the indenture, upon a change of control event, combined with a credit ratings downgrade of the series to below investment-grade level (such downgrade occurring on any date from the date of the public notice of an arrangement that could result in a change of control event until the end of the 60-day period following public notice of the occurrence of a change of control event), Reynolds American Inc. is obligated to make an offer to repurchase all debt securities from each holder of debt securities. As a guarantor under the indenture, the Company guarantees such payments.

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

314	BAT Annual Report and Form 20-F 2020

Other Information

Property, Plant

and Equipment

The Group uses a combination of in-house and contract manufacturers to manufacture its products.

BAT-owned manufacturing facilities1

	United States	APME	AmSSA	ENA	Total

Fully integrated cigarette manufacturing	2	16	15	12	45

Sites processing tobacco only	1	7	9	2	19

Site manufacturing other tobacco products, Snus, Modern Oral and Liquids	3	–	–	5	8

R&D facilities and Product Centres	1	1	3	2	7

Total	7	24	27	21	79

Note:

1.	As of 31 December 2020.

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

In 2020, the Group manufactured cigarettes in 45 cigarette factories in 43 countries. These plants and properties are owned or leased and operated by the Group’s subsidiaries. The Group’s factory outputs and establishments vary significantly in size and production capacity.

In 2020, the Group used third-party manufacturers to manufacture the components required, including the devices, related to New Categories. The Group also used third-party manufacturers to supplement the Group’s own production facilities in the US and Poland to bottle the liquids used in the vapour products.

For more information on property, plant and equipment, see note 9 in the Notes on the Accounts.

Raw Materials

While the Group does not own tobacco farms or directly employ farmers, it sources over 370,000 tonnes of tobacco leaf each year directly from over 84,000 contracted farmers and through third-party suppliers mainly in developing countries and emerging markets. In respect of farmers we contract, we continually strive to improve farmer sustainability and viability with a focus on improved quality and resistance of seed, tailored mechanisation to reduce costs of production and increased yield, with similar expectation on our third-party suppliers in respect of their farmer contracts. We review our contracts on an annual basis considering Group requirements over the medium term (2 - 3 years) to promote the stability of demand and supply on production volumes. The Group also purchases a small amount of tobacco leaf from India where the tobacco is bought over an auction floor. The price of tobacco in US dollars varies from year-to-year driven by domestic inflationary pressures, economic and political factors, as well as climatic conditions which impact supply, demand and quality of tobacco grown.

While COVID-19 impacted tobacco supply chains across most markets and required process enhancements to minimise transmission risks within communities, prices and availability of tobacco were not significantly impacted. The Group believes there is an adequate supply of tobacco leaf in the world markets to satisfy its current and anticipated production requirements.

We also source a number of other materials required as part of our production requirements, covering areas that include wrapping materials and filters for our combustibles business and liquids and batteries for our New Categories products. We work closely with our suppliers to ensure a robust supply chain, with contingency sourcing in place. Contracts and sourcing agreements are reviewed regularly, to ensure competitive trading terms while recognising that prices may be impacted by external factors that affect our third-party supply partners. COVID-19 has led to some short-term disruption in the supply of certain materials (due to local lockdowns and travel restrictions), yet this has been proactively managed to mitigate the impact.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	315

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

Each Board Committee has its own terms of reference, which prescribe the composition, main tasks and requirements of each of the Committees (see the Board Committee reports on pages 105, 110 and 117).

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

One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board has determined that Luc Jobin, Holly Keller Koeppel, Jerry Fowden and Darrell Thomas possess such expertise and also possess the financial and audit committee experiences set forth in both the UK Corporate Governance Code 2018 and SEC rules (see the Audit Committee report on page 110). Mr Jobin, Ms Keller Koeppel and Mr Fowden have also each been designated as an Audit Committee financial expert as defined in Item 16.A. of Form 20-F. The Board has also determined that each Audit Committee member meets the financial literacy requirements applicable under NYSE listing standards.

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

Codes of Business Conduct and Ethics

The NYSE rules require US companies to adopt and disclose a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Group Standards of Business Conduct (SoBC) described on pages 56 to 57 apply to all staff in the Group, including senior management and the Board, and satisfy the NYSE requirements. All Group companies have adopted the SoBC (or localised versions). The SoBC also set out the Group’s whistleblowing policy, enabling staff, in confidence and anonymously, to raise concerns without fear of reprisal, including concerns regarding questionable accounting or auditing matters. The SoBC is available at bat.com/sobc.

The Company has also adopted a code of ethics for its Chief Executive, Finance Director, Group Financial Controller and Group Chief Accountant as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. No waivers or exceptions to the Code of Ethics were granted in 2020. The Code of Ethics includes requirements in relation to confidentiality, conflicts of interest and corporate opportunities, and obligations for those senior financial officers to act with honesty and integrity in the performance of their duties and to promote full, fair, accurate, timely and understandable disclosures in all reports and other documents submitted to the SEC, the UK Financial Conduct Authority, and any other regulatory agency.

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

316	BAT Annual Report and Form 20-F 2020

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the updated Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) (2013). Based on that assessment, management has determined that the Group’s internal control over financial reporting was effective as at 31 December 2020.

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

»KPMG LLP, an independent registered public accounting firm, who also audit the Group’s consolidated financial statements, has audited the effectiveness of the Group’s internal control over financial reporting as at 31 December 2020, which is included in this document.»

Changes in internal control over financial reporting

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	317

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

Information required in the Directors’ Report	Section in the Strategic Report

Information on dividends	Financial review

Certain risk information about the use of financial instruments	Financial review

An indication of likely future developments in the business of the Group	A strategy for accelerated growth

An indication of the activities of the Group in the field of research and development	Accelerating the Enterprise of the Future

Tobacco Harm Reduction Through World-class Science

A statement describing the Group’s policy regarding the hiring, continuing employment and training, career development and promotion of disabled persons	People and Culture

Details of employee engagement: information, consultation, regard to employee interests, share scheme participation and the achievement of a common awareness of the financial and economic factors affecting the performance of the Group	Engaging with our stakeholders People and Culture

Details of business relationships: Directors’ regard to business relationships with customers, suppliers and other external stakeholders	Engaging with our stakeholders

Disclosures concerning greenhouse gas emissions and energy consumption	Excellence in Environmental Management

Shareholder Information Disclosures

Information required in the Directors’ Report	Section in Other Information

Change of control provisions	Material contracts

Information on dividends	Dividends

Share capital – structure and voting rights; restrictions on transfers of shares	Articles of Association

Major shareholders	Share capital and security ownership

Directors – appointment and retirement	Articles of Association

Amendment of Articles of Association	Articles of Association

Directors – share issuance and buy-back powers	Share capital and security ownership

Purchases of shares

Listing Rules (LRs) Disclosures

For the purpose of LR 9.8.4C R the applicable information required to be disclosed by LR 9.8.4 R	Section in Other Information

Section (12) – shareholder waivers of dividends	Group Employee Trust

Section (13) – shareholder waivers of future dividends	Group Employee Trust

Directors: Interests and Indemnities

Interests

–  details of Directors’ remuneration and emoluments, and their interests in the Company’s shares (including share options and deferred shares) as at 31 December 2020 are given in the Remuneration Report; and

–  no Director had any material interest in a contract of significance (other than a service contract) with the Company or any subsidiary company during the year.

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

Directors’ Report Approval and Signature

The Directors’ Report comprises the information on pages 89 to 116 and pages 271 to 343. The Directors’ Report was approved by the Board of Directors on 16 February 2021 and signed on its behalf by Paul McCrory, Company Secretary.

318	BAT Annual Report and Form 20-F 2020

Other Information

Cautionary Statement

This document contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

In particular, these forward-looking statements include, among other statements, statements regarding the Group’s future financial performance, planned product launches and future regulatory developments, as well as: (i) certain statements in the Overview section (pages 2 to 11, including the Chairman’s introduction, Chief Executive’s review and Finance Director’s overview; (ii) certain statements in the Strategic Management section (pages 12 to 28), including the Global industry overview; (iii) certain statements in the Financial Review section (pages 65 to 73), including the Treasury and cash flow section and going concern discussions; and (iv) certain statements in the Other Information section (pages 271 to 348), including the Additional disclosures and Shareholder information sections.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this document are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of market size reduction and consumer down-trading; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group. Further details on the principal risks that may affect the Group can be found in the ‘Principal Group risks’ section of the Strategic Report on pages 84 to 88 of this document. A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register is set out in the Additional Disclosures section under the heading ‘Group risk factors’ on pages 288 to 306.

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	319

Share Prices and Listing

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

Share Prices

The high and low prices at which the Company’s ordinary shares and ADSs are recorded as having traded during the year on each of the LSE, JSE and NYSE are as follows:

	High	Low

LSE	£35.07	£23.82

JSE	R723.34	R498.00

NYSE	US$45.48	US$27.64

320	BAT Annual Report and Form 20-F 2020

Other Information

Dividends

Policy

The Group’s policy is to pay dividends of 65% of long-term sustainable earnings, calculated with reference to adjusted diluted earnings per share, as defined on page 281, and reconciled from earnings per share in note 7 in the Notes on the Accounts. Please see page 69 of this Annual Report and Form 20-F 2020 for further discussion on the Group’s dividend.

Currencies and Exchange Rates

Details of foreign exchange rates are set out in the Financial Review section of the Strategic Report on page 73 of this Annual Report and Form 20-F 2020. There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares or on the conduct of the Company’s operations, other than restrictions applicable to certain countries and persons subject to EU economic sanctions or those sanctions adopted by the UK Government which implement resolutions of the Security Council of the United Nations.

American Depositary Shares – Dividends

The following table shows the dividends paid by British American Tobacco p.l.c. in the years ended 31 December 2016 to 31 December 2020 inclusive.

Announcement Year	Payment	Dividend period	Dividend per BAT ordinary share GBP	Dividend per BAT ADS[1] ADS ratio 2:1 USD[2]

2016	May	Final 2015	1.046	3.0292160

	September/October	Interim 2016	0.513	1.3324660

		Total	1.559	4.3616820

Announcement Year	Payment	Dividend Period	Dividend Per BAT Ordinary Share GBP	Dividend Per BAT ADS[1] ADS ratio 1:1 USD[2]

2017	May	Final 2016	1.181	1.5239380

	September/October	Interim 2017	0.565	0.7585690

	February 2018	Second Interim 2017	0.436	0.6068680

		Total	2.182	2.8893750

2018	May	Quarterly Interim 2018	0.488	0.6611420

	August	Quarterly Interim 2018	0.488	0.6281530

	November	Quarterly Interim 2018	0.488	0.6217120

	February 2019	Quarterly Interim 2018	0.488	0.6324960

		Total	1.952	2.5435030

2019	May	Quarterly Interim 2019	0.5075	0.6596990

	August	Quarterly Interim 2019	0.5075	0.6155970

	November	Quarterly Interim 2019	0.5075	0.6521370

	February 2020	Quarterly Interim 2019	0.5075	0.6571610

		Total	2.0300	2.5845940

2020	May	Quarterly Interim 2020	0.526	0.6424030

	August	Quarterly Interim 2020	0.526	0.6889020

	November	Quarterly Interim 2020	0.526	0.6895860

	February 2021	Quarterly Interim 2020	0.526	0.7178320

		Total	2.104	2.738723

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	321

Quarterly Dividends for the Year Ended 31 December 2020

On 26 April 2017, the Group announced its move to quarterly dividends with effect from 1 January 2018.

The Board has declared an interim dividend of 215.6p per ordinary share of 25p which is payable in four equal quarterly instalments of 53.9p per ordinary share in May 2021, August 2021, November 2021 and February 2022. This represents an increase of 2.5% on 2019 (2019: 210.4p per share), and a payout ratio, on 2020 adjusted diluted earnings per share, of 65.0%.

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

Key dates

In compliance with the requirements of the LSE, the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following are the salient dates for the quarterly dividend payments. All dates are 2021 unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4

Preliminary announcement (includes declaration data required for JSE purposes)		17 February

Publication of finalisation information (JSE)	15 March	29 June	20 September	13 December

No removal requests (in either direction) permitted between the UK main register and the South Africa branch register	15 March– 26 March (inclusive)	29 June– 9 July (inclusive)	20 September– 1 October (inclusive)	13 December– 24 December (inclusive)

Last day to trade (LDT) cum-dividend (JSE)	23 March	6 July	28 September	21 December

Shares commence trading ex-dividend (JSE)	24 March	7 July	29 September	22 December

No transfers permitted between the UK main register and the South Africa branch register	24 March– 26 March (inclusive)	7 July– 9 July (inclusive)	29 September – 1 October (inclusive)	22 December– 24 December (inclusive)

No shares to be dematerialised or rematerialised on the South Africa branch register	24 March– 26 March (inclusive)	7 July– 9 July (inclusive)	29 September– 1 October (inclusive)	22 December– 24 December (inclusive)

Shares commence trading ex-dividend (LSE)	25 March	8 July	30 September	23 December

Shares commence trading ex-dividend (NYSE)	25 March	8 July	30 September	23 December

Record date (LSE, JSE and NYSE)	26 March	9 July	1 October	24 December

Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	20 April	29 July	21 October	19 January 2022

Payment date (LSE and JSE)	12 May	19 August	11 November	9 February 2022

ADS payment date (NYSE)	17 May	24 August	16 November	14 February 2022

322	BAT Annual Report and Form 20-F 2020

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	323

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

324	BAT Annual Report and Form 20-F 2020

Other Information

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

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	325

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

326	BAT Annual Report and Form 20-F 2020

Other Information

Share Capital and

Security Ownership

Share Capital

Share capital
Ordinary shares of 25p each	31 December 2020

Issued ordinary shares (excluding treasury shares)	2,294,244,351

Treasury shares	162,347,246

Total allotted and fully paid ordinary shares[1]	2,456,591,597

Aggregate nominal value £m	614.1

Note:

1. Includes treasury shares and shares owned by employee share trusts.

Authority to allot shares

This authority (granted at the 2020 AGM) will expire at the 2021 AGM and provides the Company authority to allot relevant securities up to the amount representing two-thirds of the Company’s then issued ordinary share capital (excluding treasury shares), of which approximately one-third can only be allotted pursuant to a rights issue. Although the Directors have no present intention of exercising this authority, it provides them with an appropriate level of authority for on-going purposes and the Directors consider it appropriate to maintain the flexibility that this authority provides.

Analyses of Shareholders

Ordinary Shares

At 31 December 2020, there was a total of 2,456,591,597 ordinary shares in issue held by 108,467 shareholders. These shareholdings are analysed as follows:

(a) by listing as at 31 December 2020:

Register	Total number of shares	Number of holders	% of issued share capital

UK	2,197,039,462	36,648	89.43

South Africa	259,552,135	71,819	10.57

Total	2,456,591,597	108,467	100.00

(b) by size of shareholding as at 31 December 2020:

UK Register

	Number of holders	% of UK ordinary share capital

1–1,999	31,222	0.63

2,000–9,999	3,898	0.72

10,000–199,999	1,050	2.58

200,000–499,999	170	2.66

500,000 and over	307	85.93

Treasury shares (UK)	1	7.48

Total	36,648	100.00

South Africa Register

	Number of holders	% of SA ordinary share capital

1–1,999	66,334	6.59

2,000–9,999	3,730	5.86

10,000–199,999	1,601	24.98

200,000–499,999	91	10.75

500,000 and over	63	51.82

Total	71,819	100.00

Combined registers

	Number of holders	% of issued ordinary share capital

1–1,999	97,556	1.29

2,000–9,999	7,628	1.27

10,000–199,999	2,651	5.17

200,000–499,999	261	3.62

500,000 and over	370	82.03

Treasury shares (UK)	1	6.62

Total	108,467	100.00

American Depositary Shares (ADSs)

At 31 December 2020, there was a total of 189,157,550 ADSs outstanding held by 9,344 registered holders. The ADS register is analysed by size of shareholding as at 31 December 2020 as follows:

	Number of holders	% of total ADSs

1–1,999	9,139	0.95

2,000–9,999	179	0.32

10,000–199,999	24	0.34

200,000–499,999	1	0.12

500,000 and over[1]	1	98.27

Total	9,344	100.00

Note:

1. One registered holder of ADSs represents 338,284 underlying shareholders.

Security Ownership of Ordinary Shares

As at 15 February 2021, there were 36,451 record holders of ordinary shares listed on the LSE (including Citibank as the depositary bank for the ADSs) and 2,196,175,409 of such ordinary shares outstanding. As at that date, to BAT’s knowledge, 299 record holders, representing 0.01% of the ordinary shares listed on the LSE, had a registered address in the US. As at 15 February 2021, there were 752 record holders of ordinary shares listed on the JSE (including PLC Nominees (Proprietary) Limited as the nominee for the dematerialised ordinary shares listed on the JSE) and 260,417,941 of such ordinary shares outstanding. As at such date, to BAT’s knowledge, no record holders of the ordinary shares listed on the JSE had a registered address in the US. As at 15 February 2021, based on information received from Citibank, there were 9,309 record holders of ADSs and 190,737,381 ADSs outstanding. As at that date, based on information received from Citibank, 9,236 record holders, representing 99.91% of ADSs representing ordinary shares, had a registered address in the US.

Security Ownership – Major Shareholders

At 31 December 2020, the following substantial interests (3% or more) in the Company’s ordinary share capital (voting securities) had been notified to the Company in accordance with Section 5.1.2 of the Disclosure Guidance and Transparency Rules (DTRs).

Name	Number of ordinary shares	% of issued share capital[1]

The Capital Group Companies, Inc.[2]	256,801,504	11.19

BlackRock, Inc.	132,891,526	5.79

Spring Mountain Investments Ltd.[3]	92,462,558	4.03

Notes:

1. The latest percentage of issued share capital excludes treasury shares.

2. Includes 26,775,611 ordinary shares represented by ADRs.

3. Includes 3,973,516 ordinary shares represented by ADRs.

On 14 January 2021, Spring Mountain Investments Ltd. notified the Company that on 12 January 2021 its interest had increased to 115,596,737 ordinary shares (5.04% of issued share capital), including 3,973,516 ordinary shares represented by ADRs.

»On 23 February 2021, Spring Mountain Investments Ltd. notified the Company that on 19 February 2021 its interest had increased to 133,280,068 ordinary shares (5.8% of issued share capital), including 5,807,274 ordinary shares represented by ADRs.»

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	327

All shares held by the significant shareholders represent the Company’s ordinary shares. These significant shareholders have no special voting rights compared with other holders of the Company’s ordinary shares.

Additional Significant Shareholding Disclosure

»Capital Research Global Investors, a division of Capital Research and Management Company, filed with the SEC an amendment to Schedule 13G under the Exchange Act on 16 February 2021 disclosing that as of 31 December 2020 it beneficially owned 42,749,672 ordinary shares representing 1.9% of the Company’s ordinary shares outstanding as of 31 December 2020.

Capital International Investors, a division of Capital Research and Management Company, filed with the SEC a statement on Schedule 13G under the Exchange Act on 16 February 2021 disclosing that as of 31 December 2020 it beneficially owned 122,341,746 ordinary shares representing 5.3% of the Company’s ordinary shares outstanding as of 31 December 2020.»

Portfolio Services Ltd filed with the SEC a statement on Schedule 13G under the Exchange Act on 22 January 2021 disclosing that as of 31 December 2020 it » and Kenneth B. Dart, who is the beneficial owner of all of the outstanding shares of Portfolio Services Ltd.,» beneficially owned 114,819,555 ordinary shares representing 5.0% of the Company’s ordinary shares outstanding as of 31 December 2020.

BlackRock, Inc. filed with the SEC a statement on Schedule 13G under the Exchange Act on 29 January 2021 disclosing that as of 31 December 2020 it beneficially owned 178,392,857 ordinary shares representing 7.8% of the Company’s ordinary shares outstanding as of 31 December 2020.

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

Security Ownership of the Board of Directors and the Management Board

The following table presents information regarding the total amount of ordinary shares beneficially owned (outright, by their family or by connected persons) by each current Director of BAT, each member of the Management Board and all Directors and the Management Board as a group, as of 16 February 2021. Unless otherwise indicated, the address for each Director and member of the Management Board listed is: c/o British American Tobacco p.l.c., Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom. The address for Michael Dijanosic is Level 30, Three Pacific Place, 1 Queen’s Road East, Hong Kong. The address for Guy Meldrum is 401 North Main Street, Winston-Salem, NC 27101, United States of America.

	Number of Ordinary Shares	Percentage of Class	[10]

Directors

Richard Burrows	19,000	0.0008

Jack Bowles[1,2,3]	217,518	0.0094

Tadeu Marroco[1,2,3]	54,360	0.0023

Sue Farr	–	–

Jerry Fowden[4]	10,000	0.0004

Karen Guerra	2,478	0.0001

Dr Marion Helmes	4,500	0.0002

Luc Jobin[4]	45,236	0.0020

Holly Keller Koeppel[4,5]	8,416	0.0004

Savio Kwan	7,455	0.0003

Dimitri Panayotopoulos	3,300	0.0001

Darrell Thomas	2,000	0.0000

328	BAT Annual Report and Form 20-F 2020

Other Information

Share Capital and Security Ownership

Continued

	Number of Ordinary Shares	Percentage of Class	[10]

Management Board

Jerome Abelman[6,7,8]	76,660	0.0033

Marina Bellini[6]	2,336	0.0001

Luciano Comin[6,7,8]	23,961	0.0010

Michael Dijanosic ,7,8	21,403	0.0009

Zafar Khan[6,7,8]	232	0.0000

Hae In Kim[6,7,8]	13,621	0.0006

Paul Lageweg[6,7,8,9]	112,362	0.0049

Guy Meldrum[6,7,8]	18,643	0.0008

David O’Reilly[6,7,8]	63,171	0.0027

Johan Vandermeulen[6,7,8]	60,265	0.0026

Kingsley Wheaton[6,7,8]	46,847	0.0020

All Directors and Management Board as a group (23 persons)	813,753	0.0355

Notes:

1.

The number of ordinary shares beneficially owned by the Executive Directors include ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. Ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts next to the corresponding Executive Director include the following ordinary shares held in the trust under the SIP: (a) 685 ordinary shares for Mr Bowles, of which 421 have been held for less than three years; (b) 1,114 ordinary shares for Mr Marroco, of which 642 have been held for less than three years. In all cases, the beneficial owner of ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with his instructions. See footnote (5) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the SIP and the ordinary shares held thereunder.

2.

The number of ordinary shares beneficially owned by the Executive Directors include the following number of options granted under the LTIP that are scheduled to vest and may be exercised within 60 days of 16 February 2021: (a) 43,785 options under the LTIP for Mr Bowles; and (b) 28,248 options under the LTIP for Mr Marroco. Each option is convertible into one ordinary share upon exercise. See footnote (1) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the LTIP.

3.

The number of ordinary shares beneficially owned by the Executive Directors include the following number of awards of restricted ordinary shares granted under the DSBS that are scheduled to vest within 60 days of 16 Feburary 2021: (a) 12,064 ordinary shares for Mr Bowles; (b) 7,783 ordinary shares for Mr Marroco. Until awards of ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable ordinary shares. See footnote (4) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the DSBS.

4.	The ordinary shares beneficially owned by Mr Fowden, Mr Jobin, Ms Koeppel and Mr Thomas are represented by ADSs, each of which represents one ordinary share.

5.

Ms Koeppel, being a former director of Reynolds American Inc. and a participant in the Deferred Compensation Plan for Directors of Reynolds American Inc. (DCP), holds DSUs which were granted prior to becoming a Director of BAT. Each DSU entitles the holder to receive a cash payment upon ceasing to be a Director equal to the value of one BAT ADS. The number of DSUs increases on each dividend date by reference to the value of dividends declared on the ADSs underlying the DSUs. Ms Koeppel currently holds 25,125.91 DSUs.

6.

The number of ordinary shares beneficially owned by the members of the Management Board include ordinary shares awarded and required to be held for a period of at least three years in a UK-based trust under the SIP. Ordinary shares cannot be sold or transferred out of the trust until the end of the three-year holding period. The amounts next to the corresponding Management Board member include the following ordinary shares held in the trust under the SIP: (a) 954 ordinary shares for Mr Abelman, of which 438 have been held for less than three years; (b) 366 ordinary shares for Ms Bellini, of which 247 have been held for less than three years; (c) 975 ordinary shares for Mr Comin, of which 442 have been held for less than three years; (d) 112 ordinary shares for Mr Khan, all of which have been held for less than three years; (e) 343 ordinary shares for Ms Kim, all of which have been held for less than three years; (f) 338 ordinary shares for Mr Lageweg, all of which have been held for less than three years; (g) 307 ordinary shares for Mr Meldrum, all of which have been held for less than three years; (h) 2,282 ordinary shares for Dr O’Reilly, of which 652 have been held for less than three years; (i) 923 ordinary shares for Mr Vandermeulen, of which 432 have been held for less than three years; and (j) 1,115 ordinary shares for Mr Wheaton, of which 484 have been held for less than three years. In all cases, the beneficial owner of ordinary shares under the SIP may direct the trust to exercise its voting rights in accordance with their instructions. See footnote (5) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the SIP and the ordinary shares held thereunder.

7.

The number of ordinary shares beneficially owned by the members of the Management Board include the following number of options granted under the LTIP that are scheduled to vest and may be exercised within 60 days of 16 February 2021: (a) 32,100 options under the LTIP for Mr Abelman; (b) 10,313 options under the LTIP for Mr Comin; (c) 6,158 options under the LTIP for Mr Khan; (d) 6,497 options under the LTIP for Ms Kim; (e) 11,471 options under the LTIP for Mr Lageweg; (f) 11,066 options under the LTIP for Mr Meldrum; (g) 24,364 options under the LTIP for Mr O’Reilly; (h) 6,673 options under the LTIP for Mr Dijanosic; (i) 30,335 options under the LTIP for Mr Vandermeulen; (j) 32,100 options under the LTIP for Mr Wheaton. Each option is convertible into one ordinary share upon exercise. See footnote (1) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the LTIP.

8.

The number of ordinary shares beneficially owned by the members of the Management Board include the following number of awards of restricted ordinary shares granted under the DSBS that are scheduled to vest within 60 days of 16 February 2021: (a) 8,844 ordinary shares for Mr Abelman; (b) 3,464 ordinary shares for Mr Comin; (c) 2,026 ordinary shares for Mr Khan; (d) 1,863 ordinary shares for Ms Kim; (e) 2,039 ordinary shares for Mr Lageweg; (f) 3,796 ordinary shares for Mr Meldrum; (g) 6,713 ordinary shares for Dr O’Reilly; (h) 2,259 ordinary shares for Mr Dijanosic; (i) 8,358 ordinary shares for Mr Vandermeulen; and (j) 8,358 ordinary shares for Mr Wheaton. Until awards of ordinary shares under the DSBS vest, they are held in trust and the recipient of such award does not have the ability to transfer, sell or direct the voting of the applicable ordinary shares. See footnote (4) to the table below under the heading ‘Outstanding Share-based Awards and Options-based Awards of the Board of Directors and the Management Board’ for additional details regarding the DSBS.

9.	The number of ordinary shares beneficially owned by Mr Lageweg includes 98,416 ADSs, each of which represents one ordinary share.

10.

The information in this column is based on 2,294,246,104 ordinary shares outstanding (excluding treasury shares) as of 15 February 2021. Any securities not outstanding subject to options, warrants, rights or conversion privileges that give the beneficial owner the right to acquire the securities within 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	329

Outstanding Share-Based Awards and Options-Based Awards of the Board of Directors and the Management Board

The following table presents information regarding the options and the restricted share awards held by the Directors and the Management Board as of 16 February 2021. The following Directors (being the Chairman and the Non-Executive Directors) have not been granted share-based Awards or Options-based Awards over ordinary shares: Mr Burrows, Ms Farr, Mr Fowden, Ms Guerra, Dr Helmes, Mr Jobin, Ms Koeppel, Mr Kwan, Mr Panayotopoulos and Mr Thomas.

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Directors
Jack Bowles

LTIP[1]	43,785	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	176,532	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	223,129	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Total Options[3]	238,814

DSBS[4]	–	26 Mar 2018	–	–	12,064	26 Mar 2021

	–	28 Mar 2019	–	–	26,192	28 Mar 2022

	–	30 Mar 2020	–	–	53,618	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	3	9 May 2021

	–	8 Aug 2018	–	–	4	8 Aug 2021

	–	15 Nov 2018	–	–	6	15 Nov 2021

	–	7 Feb 2019	–	–	7	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	6	8 May 2022

	–	8 Aug 2019	–	–	8	8 Aug 2022

	–	14 Nov 2019	–	–	9	14 Nov 2022

	–	6 Feb 2020	–	–	7	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	9	13 May 2023

	–	19 Aug 2020	–	–	13	19 Aug 2023

	–	12 Nov 2020	–	–	12	12 Nov 2023

	–	5 Feb 2021	–	–	13	5 Feb 2024

Total Restricted Share Awards[6]					92,278

330	BAT Annual Report and Form 20-F 2020

Other Information

Share Capital and Security Ownership

Continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
Tadeu Marroco

LTIP[1]	28,248	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	36,057	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	113,938	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Sharesave[2]	266	28 Mar 2018	33.76	42.20	–	1 May 2021 – 31 Oct 2021

	624	30 Mar 2020	24.01	26.35	–	1 May 2025 – 31 Oct 2025

Total Options[3]	179,133

DSBS[4]	–	26 Mar 2018	–	–	7,783	26 Mar 2021

	–	28 Mar 2019	–	–	13,233	28 Mar 2022

	–	30 Mar 2020	–	–	24,388	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	6	9 May 2021

	–	8 Aug 2018	–	–	7	8 Aug 2021

	–	15 Nov 2018	–	–	10	15 Nov 2021

	–	7 Feb 2019	–	–	11	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	11	8 May 2022

	–	8 Aug 2019	–	–	13	8 Aug 2022

	–	14 Nov 2019	–	–	14	14 Nov 2022

	–	6 Feb 2020	–	–	12	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	14	13 May 2023

	–	19 Aug 2020	–	–	21	19 Aug 2023

	–	12 Nov 2020	–	–	20	12 Nov 2023

	–	5 Feb 2021	–	–	21	5 Feb 2024

Total Restricted Share Awards[6]					45,871

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	331

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)
Management Board
Jerome Abelman

LTIP[1]	32,100	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	37,560	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	40,676	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	10,653	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Total Options[3]	120,989

DSBS[4]	–	26 Mar 2018	–	–	8,844	26 Mar 2021

	–	28 Mar 2019	–	–	13,785	28 Mar 2022

	–	30 Mar 2020	–	–	15,824	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	4	9 May 2021

	–	8 Aug 2018	–	–	5	8 Aug 2021

	–	15 Nov 2018	–	–	8	15 Nov 2021

	–	7 Feb 2019	–	–	9	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	9	8 May 2022

	–	8 Aug 2019	–	–	10	8 Aug 2022

	–	14 Nov 2019	–	–	11	14 Nov 2022

	–	6 Feb 2020	–	–	10	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	12	13 May 2023

	–	19 Aug 2020	–	–	18	19 Aug 2023

	–	12 Nov 2020	–	–	17	12 Nov 2023

	–	5 Feb 2021	–	–	18	5 Feb 2024

Total Restricted Share Awards[6]					38,891

Marina Bellini

LTIP[1]	29,296	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	31,105	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	8,146	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Sharesave[2]	785	28 Mar 2019	22.91	28.63	–	1 May 2022 – 31 Oct 2022

Total Options[3]	69,332

DSBS[4]	–	28 Mar 2019	–	–	5,525	28 Mar 2022

	–	30 Mar 2020	–	–	12,101	30 Mar 2023

SIP[5]	–	1 Apr 2019	–	–	99	1 Apr 2022

	–	8 Aug 2019	–	–	1	8 Aug 2022

	–	14 Nov 2019	–	–	3	14 Nov 2022

	–	6 Feb 2020	–	–	2	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	2	13 May 2023

	–	19 Aug 2020	–	–	7	19 Aug 2023

	–	12 Nov 2020	–	–	6	12 Nov 2023

	–	5 Feb 2021	–	–	2	5 Feb 2024

Total Restricted Share Awards[6]					17,873

332	BAT Annual Report and Form 20-F 2020

Other Information

Share Capital and Security Ownership

Continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Luciano Comin

LTIP[1]	10,313	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	31,550	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	33,497	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	8,773	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Sharesave[2]	533	28 Mar 2018	33.76	42.20	–	1 May 2021 – 31 Oct 2021

Total Options[3]	84,666

DSBS[4]	–	26 Mar 2018	–	–	3,464	26 Mar 2021

	–	28 Mar 2019	–	–	5,084	28 Mar 2022

	–	30 Mar 2020	–	–	13,032	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	5	9 May 2021

	–	8 Aug 2018	–	–	5	8 Aug 2021

	–	15 Nov 2018	–	–	9	15 Nov 2021

	–	7 Feb 2019	–	–	8	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	9	8 May 2022

	–	8 Aug 2019	–	–	11	8 Aug 2022

	–	14 Nov 2019	–	–	12	14 Nov 2022

	–	6 Feb 2020	–	–	10	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	13	13 May 2023

	–	19 Aug 2020	–	–	18	19 Aug 2023

	–	12 Nov 2020	–	–	17	12 Nov 2023

	–	5 Feb 2021	–	–	18	5 Feb 2024

Total Restricted Share Awards[6]					22,022

Michael Dijanosic

LTIP[1]	6,673	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	8,299	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	7,739	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	2,149	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Total Options[3]	24,860

DSBS[4]	–	26 Mar 2018	–	–	2,259	26 Mar 2021

	–	28 Mar 2019	–	–	2,827	28 Mar 2022

	–	30 Mar 2020	–	–	2,746	30 Mar 2023

Total Restricted Share Awards[6]					7,832

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	333

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Zafar Khan

LTIP[1]	6,158	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	8,862	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	8,855	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	2,459	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Total Options[3]	26,334

DSBS[4]	–	26 Mar 2018	–	–	2,026	26 Mar 2021

	–	28 Mar 2019	–	–	2,981	28 Mar 2022

	–	30 Mar 2020	–	–	3,062	30 Mar 2023

SIP[5]	–	1 Apr 2019	–	–	112	1 Apr 2022

Total Restricted Share Awards[6]					8,181

Hae In Kim

LTIP[1]	6,497	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	30,048	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	31,902	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	8,355	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Sharesave[2]	533	28 Mar 2018	33.76	42.20	–	1 May 2021 – 31 Oct 2021

Total Options[3]	76,335

DSBS[4]	–	26 Mar 2018	–	–	1,863	26 Mar 2021

	–	28 Mar 2019	–	–	3,798	28 Mar 2022

	–	30 Mar 2020	–	–	12,411	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	15 Nov 2018	–	–	2	15 Nov 2021

	–	7 Feb 2019	–	–	1	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	1	8 May 2022

	–	8 Aug 2019	–	–	3	8 Aug 2022

	–	14 Nov 2019	–	–	4	14 Nov 2022

	–	6 Feb 2020	–	–	3	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	3	13 May 2023

	–	19 Aug 2020	–	–	7	19 Aug 2023

	–	12 Nov 2020	–	–	6	12 Nov 2023

	–	5 Feb 2021	–	–	6	5 Feb 2024

Total Restricted Share Awards[6]					18,415

334	BAT Annual Report and Form 20-F 2020

Other Information

Share Capital and Security Ownership

Continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Paul Lageweg

LTIP[1]	4,540	28 Mar 2014	0.00	32.58	–	28 Mar 2017 – 27 Mar 2024

	8,954	27 Mar 2015	0.00	36.25	–	27 Mar 2018 – 26 Mar 2025

	5,956	12 May 2016	0.00	42.34	–	12 May 2019 – 11 May 2026

	8,234	27 Mar 2017	0.00	52.11	–	27 Mar 2020 – 26 Mar 2027

	11,471	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	29,296	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	31,105	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	8,146	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Sharesave[2]	1,309	28 Mar 2019	22.91	28.63	–	1 May 2024 – 31 Oct 2024

Total Options[3]	109,011

DSBS[4]	–	26 Mar 2018	–	–	2,039	26 Mar 2021

	–	28 Mar 2019	–	–	5,265	28 Mar 2022

	–	30 Mar 2020	–	–	12,101	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	1	9 May 2021

	–	15 Nov 2018	–	–	1	15 Nov 2021

	–	7 Feb 2019	–	–	1	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	1	8 May 2022

	–	8 Aug 2019	–	–	2	8 Aug 2022

	–	14 Nov 2019	–	–	3	14 Nov 2022

	–	6 Feb 2020	–	–	2	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	3	13 May 2023

	–	19 Aug 2020	–	–	6	19 Aug 2023

	–	12 Nov 2020	–	–	5	12 Nov 2023

	–	5 Feb 2021	–	–	6	5 Feb 2024

Total Restricted Share Awards[6]					19,743

Guy Meldrum

LTIP[1]	11,066	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	31,550	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	33,497	30 Mar 2030	0.00	26.33	–	30 Mar 2023 – 30 Mar 2030

Restricted Share Plan[7]	8,773	30 Mar 2030	0.00	26.33	–	30 Mar 2030

Total Options[3]	84,886

DSBS[4]	–	26 Mar 2018	–	–	3,796	26 Mar 2021

	–	28 Mar 2019	–	–	5,651	28 Mar 2022

	–	30 Mar 2020	–	–	13,032	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	1 Apr 2020	–	–	125	1 Apr 2023

Total Restricted Share Awards[6]					22,786

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	335

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Dr David O’Reilly

LTIP[1]	24,364	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	30,048	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	32,540	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	8,522	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Total Options[3]	95,474

DSBS[4]	–	26 Mar 2018	–	–	6,713	26 Mar 2021

	–	28 Mar 2019	–	–	11,028	28 Mar 2022

	–	30 Mar 2020	–	–	12,659	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	21	9 May 2021

	–	8 Aug 2018	–	–	19	8 Aug 2021

	–	15 Nov 2018	–	–	29	15 Nov 2021

	–	7 Feb 2019	–	–	31	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	31	8 May 2022

	–	8 Aug 2019	–	–	32	8 Aug 2022

	–	14 Nov 2019	–	–	33	14 Nov 2022

	–	6 Feb 2020	–	–	29	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	34	13 May 2023

	–	19 Aug 2020	–	–	44	19 Aug 2023

	–	12 Nov 2020	–	–	42	12 Nov 2023

	–	5 Feb 2021	–	–	43	5 Feb 2024

Total Restricted Share Awards[6]					31,095

Johan Vandermeulen

LTIP[1]	30,335	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	39,438	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	41,872	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	10,966	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Total Options[3]	122,611

DSBS[4]	–	26 Mar 2018	–	–	8,358	26 Mar 2021

	–	28 Mar 2019	–	–	13,785	28 Mar 2022

	–	30 Mar 2020	–	–	16,290	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	4	9 May 2021

	–	8 Aug 2018	–	–	5	8 Aug 2021

	–	15 Nov 2018	–	–	7	15 Nov 2021

	–	7 Feb 2019	–	–	8	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	8	8 May 2022

	–	8 Aug 2019	–	–	10	8 Aug 2022

	–	14 Nov 2019	–	–	11	14 Nov 2022

	–	6 Feb 2020	–	–	10	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	11	13 May 2023

	–	19 Aug 2020	–	–	18	19 Aug 2023

	–	12 Nov 2020	–	–	16	12 Nov 2023

	–	5 Feb 2021	–	–	17	5 Feb 2024

Total Restricted Share Awards[6]					38,865

336	BAT Annual Report and Form 20-F 2020

Other Information

Share Capital and Security Ownership

Continued

	Number of Options Held	Date of Grant/Award	Options Exercise Price £	Market Price at Date of Grant of Option £	Number of Shares Awarded	Exercisable (LTIP/Sharesave) Vesting (DSBS/SIP)

Kingsley Wheaton

LTIP[1]	32,100	26 Mar 2018	0.00	38.94	–	26 Mar 2021 – 25 Mar 2028

	43,194	28 Mar 2019	0.00	33.28	–	28 Mar 2022 – 27 Mar 2029

	46,777	30 Mar 2020	0.00	26.33	–	30 Mar 2023 – 29 Mar 2030

Restricted Share Plan[7]	12,251	30 Mar 2020	0.00	26.33	–	30 Mar 2023

Sharesave[2]	1,309	28 Mar 2019	22.91	28.63	–	1 May 2024 – 31 Oct 2024

Total Options[3]	135,631

DSBS[4]	–	26 Mar 2018	–	–	8,358	26 Mar 2021

	–	28 Mar 2019	–	–	13,785	28 Mar 2022

	–	30 Mar 2020	–	–	18,198	30 Mar 2023

SIP[5]	–	3 Apr 2018	–	–	70	3 Apr 2021

	–	9 May 2018	–	–	8	9 May 2021

	–	8 Aug 2018	–	–	8	8 Aug 2021

	–	15 Nov 2018	–	–	13	15 Nov 2021

	–	7 Feb 2019	–	–	13	7 Feb 2022

	–	1 Apr 2019	–	–	112	1 Apr 2022

	–	8 May 2019	–	–	13	8 May 2022

	–	8 Aug 2019	–	–	14	8 Aug 2022

	–	14 Nov 2019	–	–	16	14 Nov 2022

	–	6 Feb 2020	–	–	13	6 Feb 2023

	–	1 Apr 2020	–	–	125	1 Apr 2023

	–	13 May 2020	–	–	15	13 May 2023

	–	19 Aug 2020	–	–	22	19 Aug 2023

	–	12 Nov 2020	–	–	20	12 Nov 2023

	–	5 Feb 2021	–	–	22	5 Feb 2024

Total Restricted Share Awards[6]					40,825

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

Restricted Share Awards

4.

DSBS: a portion of annual bonus is deferred into a grant of ordinary shares which vests after a three year period. No further performance conditions apply in that period. Participants have no ownership over the shares until vesting and the shares carry no rights to vote in that period. Dividend equivalent payments are paid quarterly during the vesting period.

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

7.

Restricted Share Plan: grant of ordinary shares which vests after a three year period. No performance conditions apply in that period. Participants have no ownership over the shares until vesting and the shares carry no rights to vote in that period. Dividend equivalent payments are paid on shares vesting.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	337

Articles of Association

The Company is incorporated under the name of British American Tobacco p.l.c. and is registered in England and Wales under registered number 3407696. Under the Companies Act 2006 (Companies Act), the Company’s objects are unrestricted. The following descriptions summarise certain provisions of the Company’s current Articles of Association (Articles) (as adopted by special resolution at the AGM on 28 April 2010), applicable English and Welsh law and the Companies Act. This summary is qualified in its entirety by reference to the Companies Act and the Articles, available on bat.com. The Articles may be altered or added to, or completely new articles may be adopted, by a special resolution of the shareholders of the Company, subject to the provisions of the Companies Act.

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

338	BAT Annual Report and Form 20-F 2020

Other Information

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

– the Articles govern the minimum number of Directors who must be subject to retirement at each AGM and who may seek re-election

–  notwithstanding the Articles, all of the Directors of the Company will be subject to re-election at the forthcoming AGM to be held on 28 April 2021 in accordance with the UK Corporate Governance Code

–  fees for Non-Executive Directors and the Chairman are determined by the Directors but cannot currently exceed in aggregate an annual sum of £2,500,000, unless determined otherwise by ordinary resolution of the shareholders

– the remuneration of the Executive Directors is determined by the Remuneration Committee, which comprises independent Non-Executive Directors

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

– the Directors may also issue debentures, debenture stock and other securities

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	339

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

340	BAT Annual Report and Form 20-F 2020

Other Information

Purchase of Shares

Renewal of Authority for Company to Purchase Own Shares

Current authority to purchase shares

–  this authority (granted at the 2020 AGM) will expire at the 2021 AGM; the share buy-back programme was suspended with effect from 30 July 2014; and

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

–  in the absence of the necessary practical arrangements, the proposed authority has not been extended to enable BAT to purchase its own ordinary shares on the JSE in South Africa or the NYSE in the form of ADSs; and

–  further details are set out in the Notice of Annual General Meeting 2021 which is made available to all shareholders and is published on bat.com.

Treasury shares

–  in accordance with the Company’s policy, any repurchased shares are expected to be held as treasury shares; at 31 December 2020, the number of treasury shares was 162,347,246 (2019: 162,645,590); no dividends are paid on treasury shares; treasury shares have no voting rights; and treasury shares may be resold at a later date.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

At the AGM on 30 April 2020, authorisation was given to the Company to repurchase up to 229.4 million ordinary shares for the period until the next AGM in 2021. This authorisation is renewed annually at the AGM. No ordinary shares were repurchased by the Company during 2020. The following table provides details of ordinary share purchases made by the trustees of employee share ownership plans (ESOPs) and other purchases of ordinary shares and ADSs made to satisfy the commitments to deliver shares under certain employee share-based payment plans.

	Total number of ordinary shares purchased by ESOPs or certain employee share- based plans	Average price paid per ordinary share £	Total number of ADSs purchased by ESOPs or certain employee share- based plans	Average price paid per ADS US$	Total number of ordinary shares purchased as part of a publicly announced plan	[1]	Maximum number of shares that may yet be purchased as part of a publicly announced plan[1]

2020

2 January	2,807	32.750000	–	–	–		–

5 February	2,422	34.245000	–	–	–		–

6 February	14,968	34.566100	–	–	–		–

4 March	2,612	31.825000	–	–	–		–

1 April	237,096	28.442330	–	–	–		–

1 April	3,023	27.485000	–	–	–		–

7 April	1,283	29.400000	–	–	–		–

7 April	14,338	29.968600	–	–	–		–

7 April	5,689	29.450000	–	–	–		–

5 May	95,397	29.981900	–	–	–		–

6 May	2,807	29.945000	–	–	–		–

13 May	15,342	31.072700	–	–	–		–

3 June	2,643	31.965000	–	–	–		–

1 July	2,713	30.930000	–	–	–		–

5 August	3,374	25.575000	–	–	–		–

19 August	22,421	25.593800	–	–	–		–

2 September	3,295	25.530000	–	–	–		–

7 October	3,074	27.625000	–	–	–		–

4 November	3,237	25.820000	–	–	–		–

12 November	20,322	27.779740	–	–	–		–

2 December	3,201	26.930000	–	–	–		–

	462,064	28.040008	–	–	–		–

Notes:

1.	There was no publicly announced plan for BAT to purchase its own ordinary shares or ADSs during the year ended 31 December 2020.

2.	All the purchases of ordinary shares were made on open market transactions.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	341

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

–  loan to BATGET: £795.02 million at 31 December 2020 (2019: £788.24 million);

–  the loan is either repaid from the proceeds of the exercise of options or, in the case of ordinary shares acquired by BATGET to satisfy the vesting and exercise of awards, the Company will subsequently waive the loan provided over the life of the awards; and

–  if any options lapse, ordinary shares may be sold by BATGET to cover the loan repayment.

		1 Jan 2020	31 Dec 2020

Ordinary shares	Number of ordinary shares	8,049,187	5,787,154

held in BATGET	Market value of ordinary shares	£260.1m	£156.7m

	% of issued share capital of Company	0.33	0.24

Dividends paid in 2020	– BATGET currently waives dividends on the ordinary shares held by it; and – quarterly interim dividends 2020: £14.50 million across 2020.

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

2.  The values of ordinary shares shown are based on the closing mid-market share price on 31 December 2020: 2,708p (31 December 2019: 3,232p).

3.  In addition to the ordinary shares held in BATGET, the trust held the following American Depositary Shares (ADSs) which relate to the vesting and exercise of certain employee stock awards formerly granted by Reynolds American Inc. over Reynolds American Inc. common stock and which were assumed by BAT to be satisfied by the delivery of ADSs following the merger with Reynolds American Inc. on 25 July 2017.

		1 Jan 2020	31 Dec 2020

Number of ADSs		15,197	15,197

Market value of ADSs(a)		US$0.6m	US$0.6m

% of issued share capital		0.0006	0.0006

Note:

(a)	The value of the ADSs shown is based on the closing price of ADSs on 31 December 2020 of US$37.49.

342	BAT Annual Report and Form 20-F 2020

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

Contact details for Citibank Shareholder Services are on page 343.

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

Fees and Payments Made by the Depositary to BAT

Under the terms of the contractual arrangements set out in the separate agreement between BAT and the Depositary referred to above, BAT received a total of approximately US$3.7 million from the Depositary, comprising fees charged in respect of dividends and a fixed contribution to BAT’s ADS programme administration costs for the year ended 31 December 2020.

In 2020, these programme administration costs principally included those associated with AGM proxy mailings, exchange listing and regulatory fees, foreign private issuer analysis, legal fees, share registration fees and other expenses incurred by BAT in relation to the ADS programme.

Under these contractual arrangements, the Depositary has also agreed to waive certain standard fees associated with the administration of the ADS programme.

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	343

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

Documents on Display and Publications

This Annual Report and Form 20-F 2020 is available online at bat.com/annualreport. Copies of current and past Annual Reports are available on request. Highlights from these publications can be produced in alternative formats such as Braille, audio tape and large print. Documents referred to in this Annual Report and Form 20-F 2020 do not form part of this Annual Report unless specifically incorporated by reference.

Contact:

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS

tel: +44 20 7511 7797

email: bat@team365.co.uk

Holders of shares held on the South Africa register can contact the Company’s Representative office in South Africa using the contact details shown at the end of this Annual Report and Form 20-F 2020.

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

The Company’s agent for service in the United States for the purposes of the registration statement on Form F-3 (333-232691) is Brian T. Harrison, Secretary, B.A.T Capital Corporation, C/O Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808 U.S.A.

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

Individual Savings Accounts (ISAs)

A British American Tobacco sponsored ISA – contact:

Interactive Investor

Exchange Court, Duncombe Street, Leeds LS1 4AX

tel: 0345 607 6001; +44 113 346 2309

email enquiries: interactivehelp@ii.co.uk

website: www.share.com

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

If you suspect that you have been approached by fraudsters, please tell the FCA using the share fraud reporting form at www.fca.org.uk/scams, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768. If you have lost money to investment fraud you should report it to Action Fraud on 0300 123 2040 or online at www.actionfraud.police.uk.

Calendar 2021

Wed 28 April at 11:30am

Proposed date of the Annual General Meeting

Details of the venue and business to be proposed at the meeting are set out in the Notice of Annual General Meeting, which is made available to all shareholders and is published on www.bat.com. The format for the 2021 AGM will be contingent on applicable UK Government health and safety restrictions in place at that time.

BAT provides for the vote on each resolution to be by poll rather than by a show of hands. This provides for greater transparency and allows the votes of all shareholders to be counted, including those cast by proxy. The voting results will be released on the same day in accordance with regulatory requirements and made available on bat.com.

Fri 30 July	Half-Year Report

344	BAT Annual Report and Form 20-F 2020

Other Information

Exhibits

The following documents are filed in the SEC EDGAR system, as part of this Annual Report on Form 20-F, and can be viewed on the SEC’s website, www.sec.gov:

Exhibit Number	Description

1	Articles of Association of British American Tobacco p.l.c.[1]

2.1	Second Amended and Restated Deposit Agreement, dated as of 26 November 2018, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary bank, and all holders and beneficial owners of American Depositary Shares issued thereunder.[2]

2.2	Indenture, dated as of 15 August 2017, among British American Tobacco p.l.c. and certain of its subsidiaries as guarantors, and Wilmington Trust, National Association, as Trustee.[3]

2.3	Supplemental Indenture No. 1, dated as of 28 September 2018, among British American Tobacco p.l.c. and certain of its subsidiaries as guarantors, and Wilmington Trust, National Association, as Trustee.[4]

2.4	Indenture, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as trustee, authentication agent, transfer agent, registrar, calculation agent and initial paying agent.[5]

2.5	Supplemental Indenture No. 1, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[6]

2.6	Supplemental Indenture No. 2, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[7]

2.7	Supplemental Indenture No. 3, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[8]

2.8	Supplemental Indenture No. 4, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[9]

2.9	Supplemental Indenture No. 5, dated as of 2 April 2020, by and among B.A.T. Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[10]

2.10	Supplemental Indenture No. 6, dated as of 2 April 2020, by and among B.A.T. Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[11]

2.11	Supplemental Indenture No. 7, dated as of 2 April 2020, by and among B.A.T. Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[12]

2.12	Supplemental Indenture No. 8, dated as of 25 September 2020, by and among B.A.T. Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[13]

2.13	Supplemental Indenture No. 9, dated as of 25 September 2020, by and among B.A.T. Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[14]

2.14	Supplemental Indenture No. 10, dated as of 25 September 2020, by and among B.A.T. Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[15]

2.15	Supplemental Indenture No. 11, dated as of 25 September 2020, by and among B.A.T. Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[16]

2.16	Indenture, dated as of 25 September 2020, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as trustee, authentication agent, transfer agent, registrar, calculation agent and initial paying agent.[17]

2.17	Supplemental Indenture No. 1, dated as of 25 September 2020, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.[18]

2.18	Thirty-second Supplemental Trust Deed, dated 31 March 2020, by and among B.A.T. International Finance p.l.c., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c., further modifying the Trust Deed, dated as of 6 July 1998 (as previously modified and restated) relating to the US$3,000,000,000 (now £25,000,000,000) Euro Medium Term Note Programme.

2.19	Description of Securities registered under Section 12 of the Exchange Act.

4.1	Term loan facilities agreement, dated as of 16 January 2017, among B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, as original borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent, HSBC Bank USA, National Association, as US agent and the lenders and financial institutions party thereto.[19]

4.2	Rules of the British American Tobacco 2007 Long-Term Incentive Plan.[20]

4.3	Rules of the British American Tobacco 2016 Long-Term Incentive Plan (Amended and Restated as of 19 February 2021).

4.4	British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.[21]

4.5	Annex to British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.[22]

4.6	British American Tobacco p.l.c. 2019 Deferred Annual Share Bonus Scheme.[23]

4.7	Rules of the British American Tobacco Restricted Share Plan.[24]

4.8	Deferred Compensation Plan for Directors of Reynolds American Inc. (Amended and Restated Effective 30 November 2007).[25]

4.9	Service Contract between British American Tobacco p.l.c. and Jack Bowles, dated as of 11 December 2018.[26]

4.10	Service Contract between British American Tobacco p.l.c. and Tadeu Marroco, dated as of 27 February 2019.[27]

4.11	Master Settlement Agreement, referred to as the MSA, dated 23 November 1998, between the Settling States named in the MSA and the Participating Manufacturers also named therein.[28]

4.12	Settlement Agreement dated 25 August 1997, between the State of Florida and settling defendants in The State of Florida v. American Tobacco Co.[29]

4.13	Comprehensive Settlement Agreement and Release dated 16 January 1998, between the State of Texas and settling defendants in The State of Texas v. American Tobacco Co.[30]

4.14	Settlement Agreement and Release in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998.[31]

4.15	Settlement Agreement and Stipulation for Entry of Consent Judgment in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998.[32]

4.16	Form of Consent Judgment by Judge Kenneth J. Fitzpatrick, Judge of District Court in re: The State of Minnesota v. Philip Morris, Inc.[33]

4.17	Stipulation of Amendment to Settlement Agreement and for Entry of Agreed Order dated 2 July 1998, by and among the Mississippi Defendants, Mississippi and the Mississippi Counsel in connection with the Mississippi Action.[34]

4.18	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 24 July 1998, by and among the Texas Defendants, Texas and the Texas Counsel in connection with the Texas Action.[35]

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	345

Exhibit Number	Description

4.19	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 11 September 1998, by and among the State of Florida and the tobacco companies named therein.[36]

4.20	Term Sheet agreed to by R. J. Reynolds Tobacco Company, an indirect subsidiary of Reynolds American Inc., certain other Participating Manufacturers, 17 states, the District of Columbia and Puerto Rico.[37]

4.21	Revolving credit facilities agreement, dated as of 12 March 2020, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as US agent and US$ swingline agent, and the banks and financial institutions party thereto.[38]

8	List of Subsidiaries included on pages 254 to 263 in this report.

11	Code of Ethics.[39]

12	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.[40]

15	Consent of KPMG LLP, independent registered public accounting firm.

101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically).

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

6. Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

7. Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

8. Incorporated by reference to Exhibit 4.4 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

9. Incorporated by reference to Exhibit 4.5 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.

10. Incorporated by reference to Exhibit 4.6 to British American Tobacco p.l.c.’s Form 6-K filed on 2 April 2020.

11. Incorporated by reference to Exhibit 4.7 to British American Tobacco p.l.c.’s Form 6-K filed on 2 April 2020.

12. Incorporated by reference to Exhibit 4.8 to British American Tobacco p.l.c.’s Form 6-K filed on 2 April 2020.

13. Incorporated by reference to Exhibit 4.9 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.

14. Incorporated by reference to Exhibit 4.10 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.

15. Incorporated by reference to Exhibit 4.11 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.

16. Incorporated by reference to Exhibit 4.12 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.

17. Incorporated by reference to Exhibit 4.13 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.

18. Incorporated by reference to Exhibit 4.14 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.

19. Incorporated by reference to Exhibit 99.13 to BAT’s Amendment No. 4 to Schedule 13D filed on 17 January 2017.

20. Incorporated by reference to Exhibit 10.6 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

21. Incorporated by reference to Exhibit 10.8 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.

22. Incorporated by reference to Exhibit 4.6 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2018 filed on 15 March 2019.

23. Incorporated by reference to Exhibit 4.7 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2018 filed on 15 March 2019.

24. Incorporated by reference to Exhibit 4.2 to BAT’s Registration Statement on Form S-8 (Reg. No. 333-237186) filed on 16 March 2020.

25. Incorporated by reference to Exhibit 10.43 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended 31 December 2007 filed on 27 February 2008.

26. Incorporated by reference to Exhibit 4.11 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2018 filed on 15 March 2019.

27. Incorporated by reference to Exhibit 4.14 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2019 filed on 26 March 2020.

28. Incorporated by reference to Exhibit 4 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 24 November 1998.

29. Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 5 September 1997.

30. Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 27 January 1998.

31. Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

32. Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

33. Incorporated by reference to Exhibit 99.3 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.

34. Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.

35. Incorporated by reference to Exhibit 99.4 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.

36. Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 September 1998 filed on 12 November 1998.

37. Incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated 12 March 2013.

38. Incorporated by reference to Exhibit 4.25 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2019 filed on 26 March 2020.

39. Incorporated by reference to Exhibit 11 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2017 filed on 15 March 2018.

40. These certifications are furnished only and are not filed as part of BAT’s Annual Report on Form 20-F for the year ended 31 December 2020.

Certain instruments which define the rights of holders of long-term debt issued by BAT and its subsidiaries are not being filed because the total amount of securities authorised under each such instrument does not exceed 10% of the total consolidated assets of BAT and its subsidiaries. BAT agrees to furnish copies of any or all such instruments to the SEC on request.

346	BAT Annual Report and Form 20-F 2020

Other Information

Glossary

ADR	American Depositary Receipt

ADS	American Depositary Share – 1 ADS is equivalent to 1 BAT ordinary share

AGM	Annual General Meeting

AmSSA	Americas (excluding US) and Sub-Saharan Africa

APFO	Adjusted profit from operations

APME	Asia-Pacific and Middle East

BATGET	British American Tobacco Group Employee Trust

bps	Basis points

CC	Constant currency

CGFO	Cash generated from operations

CO2e	Carbon dioxide equivalent

Code	UK Corporate Governance Code, July 2018 version

CSR	Corporate Social Responsibility

DSBS	Deferred share bonus scheme

EMTN	European Medium Term Notes

ENA	Europe and North Africa

EPS	Earnings per share

ESG	Environmental, Social and Governance

EU	European Union

FII GLO	Franked Investment Income Group Litigation Order

FCTC	Framework Convention on Tobacco Control

FMCG	Fast Moving Consumer Goods

GAAP	Generally Accepted Accounting Practice

GDB	Global Drive Brands, being Kent, Dunhill, Pall Mall, Lucky Strike and Rothmans

GDPR	EU General Data Protection Regulation

GDSB	Global Drive and Key Strategic Brands, being the GDBs, plus Shuang Xi and State Express 555

GJ	Gigajoules (of energy use)

IASB	International Accounting Standards Board

IEIS	International Executive Incentive Scheme

IFRS	International Financial Reporting Standards as issued by the IASB and as adopted by the EU

ISA	International Standards on Auditing

JSE	Johannesburg Stock Exchange

KPI	Key performance indicator

LIBOR	London Interbank Offered Rate

LSE	London Stock Exchange

LR	Listing Rules

LTIP	Long-Term Incentive Plan

MCE	Million cigarettes equivalent

MSA	Master Settlement Agreement

NGP	Next Generation Product

NRT	Nicotine Replacement Therapy

NTO	Net turnover or revenue

NYSE	New York Stock Exchange

OCF	Operating cash flow

OECD	Organisation for Economic Co-operation and Development

OTP	Other tobacco products, including but not limited to roll-your-own, make-your-own and cigars

Parker Report	The Parker Review Committee’s final report on ethnic diversity in UK boards published on 12 October 2017

PCAOB	Public Company Accounting Oversight Board

Reynolds American	Reynolds American Inc.

Reynolds American Companies	British American Tobacco US companies

SAFL	Sustainable Agriculture and Farmer Livelihoods

SEC	United States Securities and Exchange Commission

SIP	Share incentive plan

SoBC	Group Standards of Business Conduct

SOx	United States Sarbanes-Oxley Act of 2002

SRS	Share reward scheme

TaO	Programme to implement the new operating model, including one instance of SAP

TCFD	Taskforce on Climate-related Financial Disclosures

TDR	TDR d.o.o

THP	Tobacco Heating Products (i.e. the devices) or Tobacco Heated Products (i.e. the consumables used by such devices)

TPD1	European Tobacco Products Directive (directive 2001/37/EC)

TPD2	European Tobacco and Related Products Directive (directive 2014/40/EU)

TSR	Total shareholder return

US	United States of America

UURBS	Unfunded unapproved retirement benefit scheme

WHO	World Health Organization

Strategic Report	Governance Report	Financial Statements	Other Information	BAT Annual Report and Form 20-F 2020	347

Cross-Reference

to Form 20-F

Item	Form 20-F caption	Location in this document

1	Identity of Directors, Senior Management and Advisers	N/A

2	Offer Statistics and Expected Timetable	N/A

3	Key Information

A	Selected financial data	273

B	Capitalisation and indebtedness	N/A

C	Reasons for the offer and use of proceeds	N/A

D	Risk factors	84-88, 288-289, 290-306

4	Information on the Company

A	History and development of the Company	3, 67, 70-71, 172-173, 184-187, 217-218, 272, 286, 343

B	Business overview	2-63, 66, 74-81, 272, 291, 293, 307-310, 313, 314, 316

C	Organisational structure	254-263, 272

D	Property, plants and equipment	184-186, 314

4a	Unresolved staff comments	N/A

5	Operating and Financial Review and Prospects

A	Operating results	3, 7, 9, 12-15, 35, 37, 39, 40, 41, 65, 73, 77, 87, 197-199, 213, 284, 286, 297, 307-310

B	Liquidity and capital resources	70-71, 72, 155, 200, 206-209, 212-217, 282, 286, 303

C	Research and development, patent and licences	3, 22-23, 31, 49-50, 66, 167-168, 272

D	Trend information	2-57, 66-73, 74-81, 84-88, 307-310

E	Off-balance sheet arrangements	73, 224-248, 287

F	Tabular disclosure of contractual commitments	287

G	Safe harbour	318

6	Directors, Senior Management and Employees

A	Directors and senior management	92-94, 103

B	Compensation	117-139, 188-193, 222-223, 326-336

C	Board practices	92-94, 107, 110-116, 117-119, 120-123, 137, 222-223, 317, 338-339

D	Employees	222, 285

E	Share ownership	63, 122-123, 219-221, 327-336, 341

7	Major Shareholders and Related Party Transactions

A	Major shareholders	326-327

B	Related party transactions	222-223

C	Interests of experts and counsel	N/A

8	Financial Information

A	Consolidated statements and other financial information	69, 111-112, 150-253, 320-321

B	Significant changes	N/A

9	The Offer and Listing

A	Offer and listing details	319

B	Plan of distribution	N/A

C	Markets	319

D	Selling shareholders	N/A

E	Dilution	N/A

F	Expenses of the issue	N/A

10	Additional Information

A	Share capital	N/A

B	Memorandum and Articles of Association	134, 337-339

C	Material contracts	248, 312-313

D	Exchange controls	320

E	Taxation	322-325

F	Dividends and paying agents	N/A

G	Statements by experts	N/A

H	Documents on display	343

I	Subsidiary information	N/A

11	Quantitative and Qualitative Disclosures about Market Risk	212-217

348	BAT Annual Report and Form 20-F 2020

Other Information

Cross-Reference to Form 20-F

Continued

Item	Form 20-F caption	Location in this document

12	Description of Securities Other Than Equity Securities

A	Debt securities	N/A

B	Warrants and rights	N/A

C	Other securities	N/A

D	American Depositary Shares	342

13	Defaults, Dividend Arrearages and Delinquencies	N/A

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

15	Controls and Procedures	316

16A	Audit Committee Financial Expert	110, 315

16B	Code of Ethics	116, 315

16C	Principal Accountant Fees and Services	113, 167

16D	Exemptions from the Listing Standards for Audit Committees	N/A

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	340

16F	Change in Registrant’s Certifying Accountant	N/A

16G	Corporate Governance	315

16H	Mine Safety Disclosure	N/A

17	Financial Statements	N/A

18	Financial Statements	150-253

19	Exhibits	344-345

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

BAT A BETTER TOMORROW Go online Explore the story of our year www.bat.com Featuring downloadable versions of this report, along with our ESG Report @BATplc and other content all accessible on desktop, tablet and mobile. youtube.com/welcometobat www.bat.com/reporting

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: 9 March 2021

British American Tobacco p.l.c.

(Registrant)

By:	/s/ Paul McCrory
Paul McCrory Company Secretary