Form 20-F
period 2024-12-31
British American Tobacco p.l.c.
filed 2025-02-14
CIK 1303523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT
OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
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
*Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.
2,346,057,419 ordinary shares
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
Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting ﬁrm that prepared or issued its audit report.☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the
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

British American Tobacco p.l.c. (No. 3407696) Annual Report 2024. This document constitutes the Annual Report and Accounts of British American Tobacco p.l.c. (the Company) and the British American Tobacco Group prepared in accordance with UK requirements and the Annual Report on Form 20-F prepared in accordance with the U.S. Securities Exchange Act of 1934 (the Exchange Act) and the rules promulgated thereunder for the year ended 31 December 2024, except that certain phrases, paragraphs or similar sections denoted with a ‘@’ symbol do not form part of the Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (the SEC) and certain phrases, paragraphs or similar sections denoted with a ‘&raquo;’ symbol do not form part of the Annual Report and Accounts. In addition, the Report of Independent Registered Public Accounting Firm on pages 260 and 261 will only be included in the Annual Report on Form 20-F. Moreover, the information in this document may be updated or supplemented only for purposes of the Annual Report on Form 20-F at the time of filing with the SEC or later amended if necessary. Any such updates, supplements or amendments will also be denoted with a ‘&raquo;’ symbol. Insofar as this document constitutes the Annual Report and Accounts, it has been prepared and is presented in accordance with, and reliance upon, applicable English company law and the liabilities of the Directors in connection with this report shall be subject to the limitations and restrictions provided by such law. This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and certain other information. Our Strategic Report, pages 2 to 163, includes our purpose and strategy, global market overview, business model, global performance, as well as our  financial performance and principal Group risks. Our Governance Report on pages 164 to 247 contains detailed corporate governance information and our Committee reports. Our Financial Statements and Notes are on pages 247 to 388. The Other Information section commences on page 389. This document provides alternative performance measures (APMs) which are not defined or specified under the requirements of International Financial Reporting Standards (IFRS). We believe these APMs (which are Non-GAAP measures) provide readers with important additional information on our business. We have included a Non-GAAP measures section on pages 395 to 410 which provides a comprehensive list of the APMs that we use, an explanation of how they are calculated, why we use them and a reconciliation to the most directly comparable IFRS measure where relevant. British American Tobacco p.l.c. has shares listed on the London Stock Exchange (BATS), the Johannesburg Stock Exchange (BTI), and, as American Depositary Shares, on the New York Stock Exchange (BTI). The Annual Report is published on bat.com. A printed copy is mailed to shareholders on the UK main register who have elected to receive it. Otherwise, shareholders are notified that the Annual Report is available on the website and will, at the time of that notification, receive a short Performance Summary (which sets out an overview of the Group’s performance, headline facts and figures and key dates in the Company’s financial calendar) and Proxy Form. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register. References in this publication to ‘British American Tobacco’, ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. and when denoting business activity refer to British American Tobacco p.l.c. and its subsidiaries, collectively or individually as the case may be, as well as in some circumstances those who work for them. When denoting business activity these collective expressions are used for ease of reference only and do not imply any other relationship between British American Tobacco p.l.c. and its subsidiaries. The companies in which British American Tobacco p.l.c. directly and indirectly has an interest are separate and distinct legal entities. The material in this Annual Report and Form 20-F is provided for the purpose of giving information about the Company to investors only and is not intended for general consumers. The Company, its Directors, employees, agents or advisers do not accept or assume responsibility to any other person to whom this material is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. The material in this Annual Report is not provided for product advertising, promotional or marketing purposes. This material does not constitute and should not be construed as constituting an offer to sell, or a solicitation of an offer to buy, any of our products. Our products are sold only in compliance with the laws of the particular jurisdictions in which they are sold. References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of the Annual Report and Form 20-F. Cautionary statement: This document contains forward-looking statements. For our full cautionary statement, see page 447. A refined purpose: The best choice any adult smoker can make will always be quitting combustible tobacco products completely. For the last few years, our aim has been to build A Better Tomorrow™. This has meant working to reduce the health impact of our business by offering adult consumers a greater choice of enjoyable and reduced-risk*† products compared to cigarettes. Now is the time to take a step forward. BAT’s New Category products are not smoking cessation devices and are not marketed for that purpose. Learn more about how we’re Building a Smokeless World at bat.com/reporting + A Better Tomorrow™ means Building a Smokeless World. A Smokeless World built on Smokeless products where, ultimately, cigarettes have become a thing of the past. A world where smokers have migrated from cigarettes to smokeless alternatives. A world where Tobacco Harm Reduction is both understood and accepted. A world where smokers make a switch to better. * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

1 Strategic Report Overview Our Global Business 2 Our Multi- Category Portfolio 4 Chair’s Introduction 6 Chief Executive’s Overview 8 Our Year in Numbers 10 Introducing OmniTM 11 Our Strategy Our Strategic Navigator 12 Our Business Model 14 Engaging with Our Stakeholders 18 Chief Financial Officer’s Overview: Investment Case 20 Chief Financial Officer’s Overview: Our performance 22 Our Markets and Megatrends 24 Quality Growth Strategic Pillar Overview 26 Our Vapour Products 28 Our Heated Products 30 Our Modern Oral Products 32 Our Traditional Oral Products 34 Our Combustible Products 35 Beyond Nicotine 37 Dynamic Business Strategic Pillar Overview 38 Capital Efficiency 40 U.S. 42 AME 44 APMEA 46 Financial Performance Summary 48 Treasury and Cash Flow 55 Sustainable Future Strategic Pillar Overview 60 Our Sustainability Strategy 66 2024 Sustainability Highlights 68 Tracking Progress 69 Double Materiality Assessment 70 Our Five Focus Areas: Tobacco Harm Reduction 72 Climate 78 Nature 86 Circularity 94 Communities 102 Sustainability Governance 114 Sustainability Policies, Procedures and Standards 116 Creating a Culture of Integrity 118 TCFD Reporting 120 TNFD Reporting 137 Group Principal Risks 155 Governance Directors’ Report Chair’s Introduction on Governance 164 Board of Directors 166 Management Board 170 Governance Framework 172 Board Leadership 173 Values and Culture 174 Board Activities in 2024 176 Board Engagement with Stakeholders 178 Principal Decisions Made by the Board 184 Our Approach to Division of Responsibilities 185 Board Effectiveness 187 Nominations Committee 189 Audit Committee 194 Remuneration Report Annual Statement on Remuneration 205 2024 Remuneration at a Glance 216 Directors’ Remuneration Policy 217 Annual Report on Remuneration 227 Responsibility of Directors 247 Financial Statements Report of Independent Registered Public Accounting Firm 260 Group Financial Statements 262 Group Companies and Undertakings 371 Other Information Additional Disclosures 389 Shareholder Information 448 Other Information 467 In this year’s report

Our regional profile maximises opportunities for quality growth in our sector. Each of our markets is accountable for its own performance and driving growth. Our business is divided into three complementary regions, with a balanced presence in both high-growth emerging markets and highly profitable developed markets. Our in-depth marketplace analysis delivers insights on consumer trends and segmentation, which facilitates our geographic brand prioritisation across our regions and markets. Consumer preferences and technology are evolving rapidly, and we are staying ahead of the curve with our digital hubs and innovation centres. We are also leveraging the expertise of our external partners and are looking forward to exciting results from our venturing initiative, Btomorrow Ventures. Revenue by Region £25,867m Total revenue U.S. £11,278m AME £9,241m APMEA £5,348m For more key detail on our Regional Performance, see pages 42 to 47+ Note: Map is accurate as at 31 December 2024 and is representative of general geographic regions and does not suggest that the Group operates in each country of every region. Three Complementary Regions BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Overview Our Global Business 2

United States of America (U.S.) Top Markets: U.S. Americas and Europe (AME) Top Markets: Combustibles: Brazil, Germany, Mexico, Romania HP: Germany, Greece, Hungary, Italy, Poland, Romania, the Czech Republic Vapour: Canada, France, Germany, Poland, Spain, the UK Modern Oral: Denmark, Norway, Sweden, Switzerland, Poland, the UK Asia-Pacific, Middle East and Africa (APMEA) Top Markets: Combustibles: Bangladesh, Japan, Pakistan HP: Japan, South Korea Associates and Joint Ventures Top Markets: India Read more about our Markets and Megatrends on page 24 and 25+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 3 48,000+ employees 5 major product categories 140 employee nationalities 3 regions

BAT is a consumer-focused business operating internationally. Our multi-category approach means we are well placed to provide adult consumers with products designed for every mood and moment. Our portfolio reflects our commitment to meeting the evolving and varied preferences of today’s adult consumers. Revenue by Product Category £25,867m Total revenue New Categories £3,432m 13.3% Traditional Oral £1,092m 4.2% Combustibles £20,685m 80.0% Other £658m 2.5% Strategic Portfolio These are our key brands in both the combustible and Smokeless*† categories. This ensures focus and investment on the brands and categories that will underpin the Group’s future performance. The strategic portfolio is: Smokeless All brands within New Categories (Vapour, Heated Products and Modern Oral) and the strategic Traditional Oral brands in moist and snus. Combustibles Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Newport (U.S.), Natural American Spirit (U.S.), Camel (U.S.). Vapour Vapour products contain an e-liquid, nicotine and flavours, and a battery- powered heating element. When activated, via puff or button, the heating element heats the liquid and forms an aerosol, commonly known as vapour. + Read more on page 28 and 29 Global Drive Brands Heated Products Heated Products (HPs) have two main functional parts: a battery- powered device and a consumable - which contains a plant-based (tobacco leaf or non-tobacco leaf) substance that is heated. Once the consumable has reached the necessary temperature, it forms an aerosol releasing nicotine and flavours. + Read more on page 30 and 31 Global Drive Brands 33 markets where our Heated Products are currently available BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Overview Our Multi-Category Portfolio 4 63 markets where our Vapour products are currently available Building a Smokeless World via Smokeless products Notes: BAT’s New Category products are not smoking cessation devices and are not marketed for that purpose. * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Modern Oral Modern Oral products are pouches which contain high-purity nicotine, water, and other high-quality ingredients. Consumers place the disposable pouch within the mouth, between the lip and gum. Nicotine and flavours are then released and absorbed through the inner lining of the mouth. + Read more on page 32 and 33 Global Drive Brands 44 markets where our Modern Oral products are currently available Traditional Oral Traditional Oral products include snus and snuff. Snus is a moist form of oral tobacco originating from Sweden. It is available in loose form or as pouches. With Traditional Oral products, consumers take a single portion or pouch and place it within the mouth, between the lip and gum. The nicotine and flavours are then absorbed through the inner lining of the cheek. + Read more on page 34 Global Drive Brands 3 markets where our Traditional Oral products are currently available Combustibles The Group sold 505 billion cigarette sticks and 13 billion other tobacco products (stick equivalents) in 2024. With 37 fully integrated cigarette manufacturing facilities in 35 markets, the Group operates internationally. + Read more on page 35 and 36 Global Drive Brands U.S.-specific BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 5

In 2024, we saw yet another year of significant challenges across the globe, with continued economic and political volatility. The impact of these issues was further exacerbated by high interest rates and inflation, alongside persistent cost-of-living pressures. As a result, major economies have witnessed changes in consumer confidence and buying behaviours. Across our industry we have seen a rapid evolution of markets, like the U.S., for example, where cigarette volumes have declined at pace as adult consumers seek out both value-for-money combustible products and smokeless alternatives. However, I believe that when changes and challenges arise, so do opportunities to grow, overcome and even thrive. Transforming with Purpose As a Board we have a responsibility to ensure that the Group delivers for stakeholders. In 2020, we began the journey of our A Better Tomorrow™ purpose. Four years on and our corporate purpose is being lived by thousands of colleagues globally. At the same time, our refined strategy is enabling us to navigate transformation with focus, enhanced execution and resilience. 2024 was a year for BAT to build, invest, innovate and refine for a sustainable future, and it is crucial that shareholders have a clear view of the path ahead. We have invested in bolstering our U.S. business, and in new product development and launches across our categories, while thoughtfully extracting value from our combustibles franchise. All of this has been done through the lens of having a better understanding of adult consumers and our evolving industry. It has never been more important to maintain both momentum and strategic focus, and I’m confident we will continue to do just that. Driving Sustainable Change Our Combined Annual and Sustainability Report gives a full view of BAT’s business strategy and performance. It also outlines our progress towards our purpose of A Better Tomorrow™ and reaffirms our commitment to Building a Smokeless World. This is the third year that we have embedded our sustainability data into our Annual Report. It is also the first year that we have refined some of our focus areas from a sustainability perspective, demonstrating our ongoing efforts to create a meaningful impact. You can read more about our refined sustainability strategy on page 66. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Overview Chair’s Introduction 6 Our corporate purpose is being lived by thousands of colleagues globally. At the same time, our refined strategy is enabling us to navigate transformation with focus, enhanced execution and resilience. Luc Jobin Chair

Ultimately our goals have not changed. If anything, we are more acutely focused on how we reach them. Meaning how we migrate adult cigarette consumers actively, sustainably and responsibly to reduced- risk*† Smokeless alternatives, and importantly, how we measure success. In doing so, BAT will be well positioned to deliver for investors, consumers and wider stakeholders, while employees can benefit from a purpose-driven business that they can feel excited about. Our Values and Culture A happy and engaged workforce moving in tandem typically leads to better performance, productivity and a sense of pride. It is here that our six corporate Values and cultural transformation play an important role, as they contribute to BAT's success and strategic delivery. The key is to bring everyone along on the journey, so expectations and behaviours are clear, along with what needs to be achieved. To be an exciting and winning company means being a place where our people are passionate about what they do and the difference they make. It is also about understanding and being invested in BAT's success. Market Dynamics With over one billion adult smokers in the world, there are many jurisdictions which, with the right regulatory approach, could see smoking rates decline faster through greater acceptance of Smokeless products. We know that Tobacco Harm Reduction – encouraging smokers who would otherwise continue to smoke to switch completely to less risky alternatives*† – is the fastest route to achieving a Smokeless World. This is why we’re actively working with various stakeholders to make this a reality. The growth of adult smokers seeking Smokeless alternatives is a long- term, sectoral trend. In many countries, the challenges presented by illicit trade continue to persist across the industry. This is a problem for both combustibles and New Category products, intensified by increasing costs in regions across the world. We believe more appropriate regulation and enforcement is needed to tackle these issues, and we welcome signs of increasing action. Building a Smokeless World Our aim to reduce the health impact of our business remains prominent, and one of the ways in which we are demonstrating our resolve on these issues is through our science. We took a step forward in October by publishing a series of new industry-leading ambitions for our Vapour devices, supported by evidence-based solutions. ‘BAT's Commitment to Responsible Vaping Products’ is a comprehensive resource which sets out how we intend to tackle some of the most pressing societal concerns. We believe that growth within the Smokeless category will be driven by sustained investment in our brands and targeted innovation to respond to the evolving tastes of adult consumers. With our multi-category portfolio, BAT is well placed to capitalise on this adult consumer shift to Smokeless products while continuing to manage the combustible cigarette business responsibly. Together with active portfolio management, we recognise that investing in our brands is fundamental to sustaining BAT's performance for the future. Dividends and Share Buy-backs Reflecting the confidence in our business and its future prospects, the Board has declared a dividend of 240.24p per ordinary share, payable in four equal instalments of 60.06p per ordinary share, to shareholders registered on the UK main register or the South Africa branch register and to American Depository Shares (ADS) holders, each on the applicable record dates. The dividends receivable by ADS holders in US dollars will be calculated based on the exchange rate on the applicable payment dates. Further information on dividends can be found on page 54 of the Financial Performance Summary and page 449 in the Shareholder Information section. As part of our active capital allocation, in March we launched a programme to buy back BAT ordinary shares worth £1.6 billion using proceeds from a partial share disposal of the Group’s shareholding in ITC Limited (ITC). The first tranche of the programme saw the buy-back of BAT ordinary shares for a total amount of £700 million in 2024, with the remaining £900 million due to complete in 2025. We continue to carefully review our capital allocation to provide value for shareholders and support the growth of BAT. Board Changes I was very pleased to welcome Soraya Benchikh to our Board this year. Soraya joins the Board as Chief Financial Officer and Director, and she possesses extensive financial and leadership experience. I would like to congratulate Soraya on her appointment, and I look forward to her contribution. With the breadth of experience and skills that we have on the Board, I am confident that our focus on accelerating our strategy will yield results. Additionally, Uta Kemmerich-Keil will join the Board with effect from 17 February 2025. With her general management background in regulated industries and her experience in consumer, digital and strategic transformation, she makes a strong addition to our Board. Murray Kessler will step down from the Board with effect from 17 February 2025 and I would like to thank him for his contributions and wish him well in his new endeavours. Summary and Outlook It is encouraging that the outlook for the year ahead – according to some economists – is one of cautious optimism. While it's fair to say that there are still some clouds on the horizon from a geopolitical and economic standpoint, our business has demonstrated time and time again that it is resilient. The diverse nature of our organisation, products, people and geographies are our strengths. Building a sustainable future isn't always linear, and that was the priority for BAT in 2024. Looking ahead to the next few years, our efforts will be focused on delivery and innovation across the markets we serve globally. Through continued investment in our brands and prioritising adult consumers and their preferences, the Board believes we are well placed to maximise opportunities in tobacco and nicotine as consumer preferences evolve. These markets remain attractive, and we are confident we have the right strategy in place, an exciting and winning culture, and the right people to deliver. Progress in these dimensions has bolstered our ability to execute consistently and sustainably. Tadeu discusses this in more detail on page 9. BAT's Board and leadership team remain focused and confident in the Group's ability to deliver long-term, sustainable growth and value, while delivering A Better Tomorrow™. Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 7 Our six corporate Values and cultural transformation play an important role, as they contribute to BAT's success and strategic delivery.

When I was appointed Chief Executive in May 2023, I set out to do two things: bring focus and discipline to the execution of our strategy, and deliver profitable transformation. Despite a challenging external environment, I believe 2024 was a pivotal year in BAT's transformation with a real focus on investment for future growth. We set a compelling ambition to be a predominantly Smokeless business by 2035, driven by our refined strategy, and this is already paying dividends. Our global footprint and multi-category product portfolio have enabled us to continue to deliver resilient performance and value for shareholders – even during uncertain times. This, combined with our inclusive and delivery-focused culture, means we can achieve results today while pursuing future opportunities, reinforcing our commitment to enhance shareholder returns. The foundations we have in place are strong. Looking ahead, strategic delivery and deployment are where we will focus our efforts to create A Better Tomorrow™. Full-Year 2024 Performance Despite a challenging environment, the resilience of BAT was reflected in our 2024 performance. Our focus on investment throughout the year is evident, with delivery in line with our guidance. Total Group revenue declined by 5.2%, largely due to the negative impact of the sale of our businesses in Russia and Belarus, partway through 2023 (and which, in turn, had an impact on 2024) and a translational currency headwind. We continued to perform well in both AME and APMEA, growing total revenue (excluding Russia and Belarus and foreign exchange). I am pleased with the acceleration of our performance in the second half of the year, driven by the phasing of New Categories innovation and the benefits of investment in U.S. commercial actions, together with the unwind of related wholesaler inventory movements. In the U.S., I am encouraged that our investment approach is strengthening our business, despite a challenging macro- economic backdrop and the continued prevalence of illicit single-use nicotine products. Through our commercial actions, we are confident we can further improve our performance through sharper execution and by opening up untapped growth opportunities, particularly related to Modern Oral. Our New Categories delivered another strong performance, after achieving profitability (at a category contribution level) two years ahead of plan last year. In 2024, revenue from our Smokeless products accounted for 17.5% of Group revenue. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Overview Chief Executive’s Overview 8 We set a compelling ambition to be a predominantly Smokeless business by 2035, driven by our refined strategy, and this is already paying dividends. Tadeu Marroco Chief Executive

2024 also saw further progress towards an agreement regarding the ongoing litigation in Canada. I am pleased that there appears to be a pathway to an agreement of all parties which we believe will enable the Group to continue to transform in this important market. While the headwinds in our operating environment remain, I am assured by the strength demonstrated by the business. However, the prospect of ongoing volatility gives us even more impetus for sharper strategic focus and delivery. A Refined Strategy I believe we have the right strategy to drive us forward to greater success. 2024 was an investment year, paving the way towards our ambition. The direction of travel is clear, and execution and cultural transformation are where we are focusing. One of my highlights of 2024 was leading our Capital Markets Day in Southampton, where my Management Board showcased the progress made against priority areas for the business. From achieving profitability of our New Categories business two years ahead of schedule to improving our financial flexibility and strong cash generation, it is evident that our strategy is working. Another highlight for me this year was the launch of OmniTM, a dedicated resource created by BAT specifically for scientists, public health authorities, regulators, policy makers and investors. It articulates our progress towards A Smokeless World, and demonstrates how science, innovation and over a decade's worth of evidence can combine to achieve it. None of this would be possible without the 48,000+ talented people who work at BAT, who are guided by BAT’s core values every day. The truly inclusive culture we are building will ensure we have the talent to deliver both now and in the future. Further details on our new people strategy and culture transformation can be found on pages 38–39. Our refined strategy is now embedded across the business, and it is fundamentally built upon three pillars: Quality Growth, Sustainable Future and Dynamic Business. Together they form a roadmap which we believe will enable BAT to continue to grow and transform sustainably, responsibly and successfully. Quality Growth As the driving force behind our transformation, our Quality Growth pillar is about how we innovate, transition into the future, and deliver great products in a sustainable way for consumers. With a more balanced focus on top-line and bottom-line delivery, we are already seeing results in AME and APMEA. Meanwhile, our investments in the U.S. have put us on a stable footing which will enable us to replicate that success. Despite recent challenges, the U.S. remains the most profitable tobacco and nicotine market in the world and I believe it will be the cornerstone of our future growth. We will maximise our growth potential by focusing on brands, efficiency and margin delivery across our business. At the same time, we will continue to build and maintain our competitive edge, while progressing our Beyond Nicotine portfolio and investments with an eye to medium- and long-term growth. Effective regulation, both in the U.S. and the rest of the world, will be pivotal to ensure a level playing field and to allow consumers to switch to Smokeless alternatives if they choose. Our long track record of managing regulatory change gives us confidence that we will be able to navigate these issues. Sustainable Future The Sustainable Future pillar is crucial to achieving our goal of creating A Better Tomorrow™ by Building a Smokeless World. It emphasises our investment in the quality of our Smokeless products – driven by science, and our commitment to further external engagement and advocacy, including with regulators, to make our purpose a reality. Sustainability and integrity remain a priority in everything we do as we work to provide more adult consumers around the world with access to Smokeless products responsibly. Dynamic Business Building further on BAT’s success, the Dynamic Business pillar reflects our commitment to ensuring the business operates efficiently and effectively across all areas. This will be achieved by creating financial flexibility to invest in our people, our products and to maximise shareholder returns. Our new Chief Financial Officer, Soraya Benchikh, and I will be working closely together to build on our financial foundation. We will also continue our disciplined approach, with a focus on capital allocation and debt management. We have increasing flexibility to deliver sustainable value, while remaining agile to respond to macro- economic and regulatory developments. As part of our active capital allocation, in March we announced a £1.6 billion share buy-back programme, consisting of £700 million in 2024 and £900 million in 2025. This, in addition to maintaining a growing dividend, reflects our commitment to enhancing shareholder returns. Ensuring that BAT is a diverse, inclusive and people-oriented place to work is another core part of the Dynamic Business pillar. I am truly proud of the culture we have built and the thousands of people across the globe who are bringing BAT's ambitions to life. Looking Ahead with Confidence What is clear to me is that our refined strategy is right and the foundations we're building upon are firm. We are transparent about our intention to move our business beyond cigarettes by migrating adult smokers from cigarettes to Smokeless products. What we won't do is shy away from the challenges that may come as a result. An example of this in 2024 was the launch of our new industry-leading ambitions for our Vapour devices and liquids, supported by evidence-based solutions, to tackle some of the most pressing societal concerns. We are actively engaging with stakeholders, and investing heavily in our science, innovation and resource to enable us to execute with precision and achieve high quality, long-term growth – with sustainability and integrity throughout. Our transformation journey is well underway, and we are an organisation ready to deliver, with operational excellence and improving capital allocation flexibility for the benefit of all stakeholders. The future is bright for BAT. I am excited about the difference we can make, and the potential we have to Build a Smokeless World and drive A Better Tomorrow™. Notes: 1. Please refer to the Non-GAAP section from page 395 for the Non-GAAP measures definitions. * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 9 The future is bright for BAT. I am excited about the difference we can make, and the potential we have to Build a Smokeless World and drive A Better Tomorrow™.

Non GAAP Our Performance Metrics 2024% 2023% 2022 IF R S G A A P Tr an sf or m at io n In ce nt iv e - 20 24 In ce nt iv e - 20 25 O th er N on -G aa p Consumer Number of Smokeless Product Consumers1 (see page 392) 29.1m 25.5m 22.3m Cigarette and HP volume share growth (bps) 10 bps -10 bps -10 bps • Cigarette and HP value share growth (bps) -30 bps -50 bps flat Volume Vapour (mn units) 616 -6% 654 +7% 612 HP (bn sticks) 21 -12% 24 -1% 24 Modern Oral (bn pouches) 8.3 +55% 5.4 +34% 4.0 Cigarettes (bn sticks) 505 -9% 555 -8% 605 Financial Revenue (£m) 25,867 -5.2% 27,283 -1.3% 27,655 • Organic Revenue at cc (%)2,3,5 +1.3% +3.1% • • • Revenue from New Categories (£m) 3,432 +2.5% 3,347 +15.6% 2,894 • Organic Revenue from New Categories at cc (%)2,5 +8.9% +21.0% • • Smokeless revenue as % of total revenue (%) 17.5% 16.5% • • Profit/(loss) from Operations (£m) 2,736 n/m -15,751 -250% 10,523 • Adjusted Organic Profit from Operations at cc (%)2,3,5 +1.4% +3.9% • • Operating Margin (%) 10.6% -57.7% 38.1% • Adjusted Operating Margin (%)3 46.0% 45.7% 44.9% • Diluted Earnings/(Loss) per Share (p)4 136.0 n/m -646.6 -322% 291.9 • Adjusted Diluted Earnings per Share (p)3,4 362.5 -3.5% 375.6 +1.1% 371.4 • Adjusted Organic Diluted Earnings per Share at cc (%)2,3,4,5 +3.6% +5.2% • • Dividends per Share (p) 240.24 +2.0% 235.52 +2.0% 230.88 Dividend Payout Ratio (%) 66.3% 62.7% 62.2% Net Cash Generated from Operating Activities (£m) 10,125 -5.5% 10,714 +3.1% 10,394 • Cash Conversion (%) 370% -68% 99% • Borrowings, including Lease Liabilities (£m) 36,950 -7.0% 39,730 -7.9% 43,139 • Total Shareholder Return (rank) 5 of 15 13 of 24 4 of 24 • • Find our key sustainability ambitions, targets and metrics on page 69+ Please refer to the Non-GAAP section from page 395 for the Non-GAAP measures definitions. See the section ‘Non-Financial Measures’ on page 391 for more information on these non-financial KPIs. Notes: 1. Excludes Russia and Belarus. 2. Where measures are presented ‘at constant rates’ or ‘at cc’, the measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year results of the Group and, where applicable, its segments. See page 58 for the major foreign exchange rates used for Group reporting. 3. Where measures are presented as ‘adjusted’, they are presented before the impact of adjusting items. Adjusting items represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. 4. In 2023, the Group reported a loss for the year. Following the requirements of IAS 33, the impact of share options would be antidilutive and is therefore excluded, for 2023, from the calculation of diluted earnings per share, calculated in accordance with IFRS. For remuneration purposes, and reflective of the Group's positive earnings on an adjusted basis, Management included the dilutive effect of share options in calculating adjusted diluted earnings per share. 5. This measure is presented as it forms part of the Group's incentive schemes and is presented excluding the distortive effect of the sale (in 2023) of the Group's businesses in Russia and Belarus. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Overview Our Year in Numbers 10

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Introducing Omni™ 11 Forward Thinking for a Smokeless World Review the evidence. Join the conversation. Tobacco Harm Reduction presents a significant public health opportunity. It is our hope that Omni™ will spur a dialogue with stakeholders – scientists, public health authorities, regulators, policy makers, and investors – and across the wider scientific and regulatory ecosystem related to tobacco and nicotine products. Omni™ is an evidence-based manifesto for change, which captures BAT’s commitment and progress towards Building a Smokeless World to create A Better Tomorrow™. It makes a compelling case, offering insights into our scientific and real- world evidence of Tobacco Harm Reduction (THR) in action, supported by hundreds of independent scientific studies, our own research into innovations, and real-world examples. Our ambition is for Omni™ to be a platform for a necessary societal conversation founded in evidence, a manifesto for change and a mandate for action. Kingsley Wheaton Chief Corporate Officer www.asmokelessworld.com

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Our Strategy Our Strategic Navigator 12 Purpose/Vision/Mission Pillars & Building Blocks We are BAT: Our Values Delivering for Consumers Society Employees Shareholders & Investors

Quality Growth In the tobacco and nicotine industry, steady combustibles revenues and growth of New Categories have driven continued revenue growth. Meanwhile, only around 10% of the world’s one billion smokers have Switched to Better*, replacing combustibles with Smokeless products. The opportunities for future growth, as we look to accelerate this transformation, are vast. Our human and financial resource allocation decisions will be guided by the geographies and products we focus on, aided by our market archetype. We will enhance our innovation ecosystem to achieve our aim of developing an incredible pipeline of new, scientifically substantiated products. Our combustibles business remains essential to funding our transformation and continuing to reward our shareholders. To enhance BAT’s growth beyond 2025, in Beyond Nicotine we will pave the way to a new portfolio of non-nicotine-based products. Within this space, there are two categories that BAT is exploring: Wellbeing and Stimulation – functional consumable products that help people manage their mood and wellbeing; and cannabis. Our commitments under Quality Growth: Progressing toward quality, margin- accretive growth in Smokeless products FMC volume decline but expecting continuing value delivery Sensibly investing for the future Beyond Nicotine For more details on the Quality Growth pillar of our refined strategy,see page 26 + Sustainable Future In recent years real strides have been made with Tobacco Harm Reduction (THR). As a result, there are now three significant global Smokeless tobacco and nicotine product categories: Vapour products, Heated Products and Modern Oral nicotine products. Reducing the health impact of our business via THR is our ambition, which we believe is achievable by migrating more smokers to Smokeless products and advocating for the right regulatory environments for these products to flourish. We must do this responsibly and with integrity. We recognise and support the objective of governments to reduce smoking rates and its associated health impact. Combustible tobacco products pose serious health risks. The only way to avoid these risks is not to start or to quit smoking. For those adults who would otherwise continue to smoke or start smoking, we believe they should be able to make better choices by opting for Smokeless alternatives instead of cigarettes. Our efforts will be led primarily by science, supported by ongoing active external engagement with regulators and key stakeholders, while embedding sustainability across the Group. As we transition from cigarettes to Smokeless products, our transformation must be comprehensive – addressing not only our products' public health impact but also our other material sustainability topics. Our commitments under Sustainable Future: Building a Smokeless World Investing in the products, science and engagement to make A Better Tomorrow™ a reality Conducting our business sustainably and with integrity For more details on the Sustainable Future pillar of our refined strategy see page 60 + Dynamic Business We are confident that we can create the financial flexibility to invest in our people, enhance our products and deliver returns to shareholders. Our commitment to building an organisation where people and performance come together to create excellence remains. This is why creating an exciting, winning company is one of the building blocks of the Dynamic Business pillar. Additionally, delivering value for shareholders through sustainable returns remains essential to achieving our strategic ambition. For more than 25 years we have consistently grown the dividend per ordinary share in absolute terms. We have returned over £27.5 billion to shareholders over the last five years, through our progressive dividend policy and sustainable share buy-back, starting with £700 million in 2024 with a further £900 million committed for 2025. We have also continued to reduce leverage and closed the year within our narrowed target range. Reducing gross debt is another core component of the Dynamic Business pillar. The Group continues to target a solid investment-grade credit rating target. Given current challenges in the external environment, the Group aims to de-lever its gross debt levels (£37.0 billion in 2024) and moderate the annual net financing cost levels to better support the overall strategy of the Group. While net financing costs were £1.1 billion in 2024, this included a net gain in respect of a debt liability management exercise (described on page 55) of £590 million. On an adjusted basis, our net finance costs were £1.6 billion in 2024. Our commitments under Dynamic Business: Creating a diverse, inclusive and people-oriented place to work Being data-driven and delivering operational excellence/cost management Focused on investors’ returns For more details on the Dynamic Business pillar of our refined strategy,see page 38 + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 13 Note: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

Our eight-step business model Our business model begins and ends with the consumer. The insights we gather from adult consumers, backed by robust science, unlock value by ensuring we offer the right product choices to meet their preferences. Our product portfolio is constantly being enhanced through innovations designed to better serve adult consumers and build A Better Tomorrow™. Following the responsible sourcing of raw materials and components, we utilise our global footprint to manufacture at speed and scale. We use our global distribution capabilities to ensure our products are where they need to be, when they are needed, based on our market archetype model. Through our responsible marketing practices and powerful portfolio, we market and sell our products which, in turn, generate further insights.Read more about our stakeholders on page 18 and 19+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Our Strategy Our Business Model As a global thought-leading business, it’s crucial for us to understand our adult consumers’ preferences, so we can develop products they love and distribute them around the world. Listening to feedback from stakeholders also enables us to refine our strategy, deliver sustainable value and build A Better Tomorrow™. 14

Seeing over the horizon We possess a deep understanding of consumers and their diverse preferences. This is aided by our rich heritage as one of the most established tobacco and nicotine businesses in the world, and our data and analytics-led approach. These insights enable the development and responsible marketing of our products, so that they are fit to satisfy consumer preferences. Powered by our consumer insights platform, we focus on product categories and consumer segments across our global business that have the greatest potential for sustainable growth. Link to Principal Risks Tobacco, New Categories and other regulation interrupts growth strategy; Inability to develop, commercialise and deliver the New Categories strategy; Climate change; Circular economy; Cyber security Accelerating Tobacco Harm Reduction acceptance To substantiate the product safety, quality and reduced-risk potential of our New Category products we rely on world-class science. It is crucial for building trust with consumers and regulators, and encouraging adult smokers to completely switch to less risky alternatives*†1. Chemistry, molecular biology, and toxicology are just some of the fields that our extensive scientific research programme covers. We are transparent about our science and have recently published a compendium of information in the Omni™, which explores over a decade’s worth of Tobacco Harm Reduction evidence, alongside science and research. Link to Principal Risks Competition from illicit trade; Tobacco, New Categories and other regulation interrupts growth strategy; Significant increases or structural changes in tobacco, nicotine and New Categories related taxes; Inability to develop, commercialise and deliver the New Categories strategy Read more about our science at www.asmokelessworld.com+ Staying ahead of the curve With consumer preferences and technology evolving at pace, we rely on our growing global network of digital hubs, innovation hubs, world-class R&D laboratories, external partnerships and our corporate venturing initiative, Btomorrow Ventures. Innovation is central to us driving sustainable growth, and we invest significantly in research and development to create incredible products that satisfy consumer tastes. Led by data and consumer insights, each innovation takes us a step further towards building A Better Tomorrow™ by reducing the health impact of our business. Link to Principal Risks Inability to develop, commercialise and deliver the New Categories strategy; Climate change; Circular economy; Cyber security Sourcing materials responsibly Most of our tobacco is sourced by our Group-owned vertically integrated Leaf Operations through direct contracts with c.91,000 farmers. The remaining tobacco is sourced from third-party suppliers that, in turn, contract with an estimated 157,000 farmers. The vast majority of tobacco farms in our supply chain are smallholder family farms. Beyond tobacco, we source product materials like paper and filters for cigarettes and, for our New Category products, we have a growing supply chain in consumer electronics and e-liquids. We also have a vast network of suppliers of indirect goods and services that are unrelated to our products, such as for IT services and facilities management. Link to Principal Risks Geopolitical tensions; Supply chain disruption; Inability to develop, commercialise and deliver the New Categories strategy; Injury, illness or death in the workplace; Solvency and liquidity; Foreign exchange rate exposures; Climate change; Circular economy; Cyber security Read more about our supply chain on page 109+ Utilising our global manufacturing footprint Our high-quality products are manufactured in our facilities across the globe. These products and the tobacco leaf we source are then optimised for distribution and sale. Our New Category products are manufactured in a mix of our own and third-party factories. We work to keep our costs globally competitive and endeavour to use our resources as effectively as possible. Link to Principal Risks Geopolitical tensions; Supply chain disruption; Disputed taxes, interest and penalties; Injury, illness or death in the workplace; Solvency and liquidity; Foreign exchange rate exposures; Climate change; Circular economy Moving our products seamlessly everywhere Using modern technologies, including AI and machine learning, helps us to get our products to the right place at the right time. Our products are sold around the world and distributed efficiently using distribution models tailored to suit local circumstances and conditions. These distribution models include retailers, supplied through our direct distribution capability or exclusive distributors, and our Direct-to- Consumer business – which has been accelerated through the deployment of owned e-commerce sites. Link to Principal Risks Geopolitical tensions; Tobacco, New Categories and other regulation interrupts growth strategy; Supply chain disruption; Inability to develop, commercialise and deliver the New Categories strategy; Foreign exchange rate exposures; Climate change; Cyber security Marketing our products responsibly Using a globally responsible approach to marketing, we seek to help raise standards and prevent under-age access, while growing our market share by encouraging adult consumers to choose our products. Our marketing across all our tobacco, nicotine and nicotine-free products and brands is governed by our Responsible Marketing Principles (RMP) and Responsible Marketing Code. They include strict requirements to be accurate, responsible, and targeted at adult consumers only. Our RMP are applied even when they are stricter than local laws. Link to Principal Risks Competition from illicit trade; Tobacco, New Categories and other regulation interrupts growth strategy; Inability to develop, commercialise and deliver the New Categories strategy; Litigation; Foreign exchange rate exposures Read more about responsible marketing on page 77 + Offering the consumer choice We are proud of our powerful portfolio of brands. This includes our combustibles portfolio and our Smokeless product brands which we believe will accelerate us towards our strategic aim. Our product pipeline is strong, aided by our quality insights, science and innovation, and being well-positioned globally. We offer adult consumers all over the world a range of high-quality products – from value-for-money to premium, including combustible products, Vapour, Modern Oral and Heated Products. Link to Principal Risks Competition from illicit trade; Geopolitical tensions; Tobacco, New Categories and other regulation interrupts growth strategy; Supply Chain disruption; Litigation; Significant increases or structural changes in tobacco, nicotine and New Categories related taxes; Inability to develop, commercialise and deliver the New Categories strategy; Disputed taxes, interest and penalties; Foreign exchange rate exposures; Circular economy BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 15 Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

A Better Tomorrow™ for: Consumers Adult consumers are at the core of everything we do and our success is underpinned by addressing their preferences, offering them a choice of enjoyable, innovative and less risky products*†. Measured by: 63 Countries where Vapour products are available 33 Countries where Heated Products are available 44 Countries where Modern Oral products are available Suppliers Across the BAT Group, we work with thousands of different suppliers worldwide. Our suppliers are valued business partners and we believe, by working together, we can raise standards, drive sustainable practices, create shared value and build A Better Tomorrow™ for all. Customers Our customers include retailers, distributors and wholesalers who are essential for driving growth and embedding responsible marketing practices. Our People We employ 48,000+ people worldwide. Attracting and retaining an increasingly diverse workforce and providing a welcoming, inclusive working environment are key drivers in BAT’s transformation journey to build A Better Tomorrow™. Our focus is on providing a dynamic, inspiring and purposeful place to work. Measured by: 84% Engagement Index score in our Your Voice employee survey 0.12 Lost Time Incident Rate (LTIR) vs 0.17 in 2023 44% Proportion of women in Management‡ roles Accredited as Global Top Employer by the Top Employers Institute BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Our Strategy Our Business Model Continued 16 Note: ‡ As at 31 December 2024. Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions bat.com/reporting.

Society We believe the greatest contribution we can make to society is Building a Smokeless World and reducing the health impact of our business. We will do this by encouraging those smokers who would otherwise continue to smoke to switch completely to Smokeless alternatives. Achieving this, while working to reduce our impact on the environment, is central to delivering A Better Tomorrow™. Measured by: 29.1m Consumers of Smokeless products 31% Reduction of waste generated (vs 2017 baseline) -42.6% Reduction in Scope 1 & 2 emissions from our 2020 baseline Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. ‡ Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions at bat.com/reporting. Shareholders & Investors We are committed to delivering sustainable and superior returns to our shareholders and investors. It is essential that we maintain the support of our shareholders and investors to enable access to capital. This allows us to implement our strategy and achieve our business objectives. Measured by: 65% A progressive dividend being a 65% dividend payout ratio over the long term Non-Financial and Sustainability Information Statement Non-financial and sustainability information reporting required under the UK Companies Act is included in the Strategic Report as referenced below: Our business model is set out on pages 14 to 17+ See pages 155 to 162 for Group Principal Risks+ See page 10 and page 69 for the Group’s financial and non-financial key performance indicators + Our reporting in the following areas includes information about the policies and principles that govern our approach, due diligence processes, outcomes and non-financial performance indicators: Environmental matters pages 65 to 71, 78 to 101, 114 to 117, and 120 to 152 + Social matters pages 65 to 71 and 102 to 117+ Anti-bribery and anti-corruption matters pages 114 to 119+ Employees pages 38 to 39, 68 to 71, 110 to 116 and 182 to 183 + Respect for human rights pages 65, 102 to 109, and 110 to 117 + Our climate-related financial disclosures are set out on pages 120 to 136. Further details of our Group policies, procedures and standards can be found on pages 116 and 117 and at www.bat.com. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 17

Consumers Shareholders & Investors Our People Why this stakeholder is important to us As preferences and attitudes change in an evolving industry, understanding our adult consumers is essential to both successful portfolio and business growth. It is essential that we maintain the support of our shareholders and bondholders to maintain access to capital. This allows us to implement our strategy and achieve our business objectives. The quality of our people is a major reason why our Group continues to perform well. We understand the value of listening and responding to feedback from our people to maintain a fulfilling, rewarding and responsible work environment. Examples of how we engaged in 2024 – Consumer panels, focus groups and interviews – Consumer care helplines – Responsible marketing and transparent communication – Real-time digital platforms – Annual General Meeting – Investor relations programme and shareholder engagement, including on our Directors’ Remuneration Policy – Institutional shareholder meetings – Capital Markets Days – Investor roadshows – Results announcements – Annual Report and Form 20-F – Suite of focused sustainability reports and wider disclosures – Stock exchange announcements – Shareholder information on website – Launch of Omni™ – Director market and site visits – Virtual forums – Employee town halls – Global and regional webcasts – Your Voice employee surveys – Works councils and European Employee Council meetings – Graduate and management trainee events – Individual performance reviews – Speak Up channels What matters to our stakeholders – Health impact of our products and other social considerations – Product quality – Affordability and price – Ingredients/nicotine levels – Plastics/post-consumption product waste – Business performance – Sustainability agenda – Corporate governance – Strength of Group leadership – Board succession planning – Reward – Career development – Diversity and inclusion – Corporate responsibility – Health and safety – Business ethics How we respond – Development of innovative products – Product stewardship, quality and safety standards – Clear and accurate product information – Responsible Marketing Principles and Responsible Marketing Code – Circular economy strategy and initiatives – Regular dialogue and communications with shareholders and investors – Robust corporate governance – Double Materiality Assessment^ and review of reporting landscape – Continual improvement of our Delivery with Integrity programme – Our range of enjoyable and innovative products – Product quality and safety standards – Responsible Marketing Principles and Responsible Marketing Code – Extensive communications and engagement with our people worldwide during and following the pandemic – Board review of and feedback on workforce engagement – Training and development programme – Diversity & Inclusion Strategy – Delivery with Integrity programme Principal risk impact – Competition from illicit trade – Tobacco, New Categories and other regulation interrupts growth strategy – Supply chain disruption – Significant increases or structural changes in tobacco, nicotine and New Categories related taxes – Inability to develop, commercialise and deliver the New Categories strategy – Climate change – Circular economy – Cyber security – Competition from illicit trade – Geopolitical tensions – Tobacco, New Categories and other regulation interrupts growth strategy – Litigation – Significant increases or structural changes in tobacco, nicotine and New Categories related taxes – Inability to develop, commercialise and deliver the New Categories strategy – Disputed taxes, interest and penalties – Solvency and liquidity – Foreign exchange rate exposures – Climate change – Circular economy – Cyber security – Geopolitical tensions – Supply chain disruption – Injury, illness or death in the workplace – Climate change – Circular economy – Cyber security BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Our Strategy Engaging with Our Stakeholders We work with, take into account and respond to the views and concerns of our stakeholders. This enables us to adapt to emerging risks and work to meet the expectations placed upon us as a multinational business. 18

UK Companies Act: Section 172(1) Statement Suppliers Customers Government & Wider Society Our Directors have a duty, individually and collectively as the Board, to act as they consider most likely to promote the success of the Company for the benefit of our members as a whole. As part of this duty, our Directors must have regard for likely long- term consequences of decisions and the desirability of maintaining a reputation for high standards of business conduct. Our Directors must also have regard for our employees’ interests, business relationships with our wider stakeholders, the impact of our operations on the environment and communities in which we operate and the need to act fairly between shareholders. Consideration of these factors and other relevant matters is embedded into all Board decision-making, strategy development and risk assessment throughout the year. Our key stakeholders and primary ways in which we engage with them are set out in the table to the left. Pages 164, 172 to 175 and 178 to 184 provide further explanation of our Board’s approach to understanding stakeholder interests to enable relevant considerations to be drawn on in Board discussion and decision-making. Where the Board delegates authority for decision-making to management, our Group governance framework discussed on pages 172 and 173 mandates consideration of these factors and other relevant matters as a critical part of delegated authorities. Examples of some of the ways that these factors have shaped Group strategy and initiatives during the year are referenced in the table to the left. Examples of how these factors have been taken into account in Board decision-making and strategy development during the year are provided on page 184. Note: ^ Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities. Effective relationships with farmers and suppliers of tobacco leaf, product materials and indirect services are essential to an efficient, productive and secure supply chain. Our customers include retailers, global and local key accounts, distributors and wholesalers that are essential for driving growth and embedding responsible marketing practices. We seek to be part of the debate that shapes the regulatory environment in which we operate, and to work collaboratively to develop joint solutions to common challenges. – Extension Services farmer support – Ongoing dialogue and relationship management – Supplier Voice survey, events and supplier summits – Strategic partnerships – Ongoing dialogue and account management – Customer Voice survey – Audits/performance reviews – Sales calls and visits by trade representatives – B2B programmes – Digital B2B eCommerce platforms – Meetings and ongoing dialogue – Submissions to government and advisory committees – Multi-stakeholder partnerships and working groups – External Scientific & Regulatory Panel – Peer-reviewed research – Biodiversity standards and improvement programmes – Community investment programmes and NGO partnerships – Double Materiality Assessment^ related engagements – Launch of Omni™ •– Productivity/quality/cost – Sustainable agriculture – Farmer livelihoods – Human rights – Health and safety – Climate change impacts – Double Materiality Assessment^ and review of reporting landscape – Route-to-market planning – Contingency planning – Cost, price and quality – Stock availability – Consumer buying behaviour – Underage access prevention – Digital B2B eCommerce platforms – Product regulation – Tax/excise/illicit trade – Responsible marketing – Public health impacts – Human rights – Climate change impacts – Supplier Code of Conduct – Sustainable agriculture and farmer livelihoods programme – Leaf operational standards for PPE and child labour prevention – Farmer Extension Services support and training – Customer loyalty programmes and incentives – Global Underage Access Prevention (UAP) Guidelines and initiatives – Standards of Business Conduct (SoBC) – Delivery with Integrity programme – Targeting 50% absolute reduction in Scope 1 and 2 GHG emissions by 2030 (vs 2020 baseline) – Human rights and climate impact assessments – Community investment programmes and charitable donations – Geopolitical tensions – Supply chain disruption – Inability to develop, commercialise and deliver the New Categories strategy – Injury, illness or death in the workplace – Solvency and liquidity – Foreign exchange rate exposures – Climate change – Circular economy – Cyber security – Competition from illicit trade – Geopolitical tensions – Tobacco, New Categories and other regulation interrupts growth strategy – Supply chain disruption – Significant increases or structural changes in tobacco, nicotine and New Categories related taxes – Inability to develop, commercialise and deliver the New Categories strategy – Climate change – Circular economy – Cyber security – Competition from illicit trade – Geopolitical tensions – Tobacco, New Categories and other regulation interrupts growth strategy – Litigation – Significant increases or structural changes in tobacco, nicotine and New Categories related taxes – Inability to develop, commercialise and deliver the New Categories Strategy – Disputed taxes, interest and penalties – Climate change – Circular economy – Cyber security BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Listening to our stakeholders helps us better understand their views and concerns, and enables us to respond to them appropriately. It gives us valuable inputs to, and feedback on, our strategic approach, as well as our policies, procedures and ways of working. 19

w BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Our Strategy Chief Financial Officer’s Overview: Investment Case 20 Soraya Benchikh Chief Financial Officer &gt;50% Group revenue ambition from Smokeless products by 2035 50m Consumers of our Smokeless products by 2030 ambition We are committed to delivering sustainable shareholder returns by driving quality New Category growth and extracting value from Combustibles, together with maximising cash generation to fund our progressive dividend and sustainable share buy-back. Soraya Benchikh Chief Financial Officer Download our new Investor Relations app to access live share prices, news, reports and webcasts at: myirapp.com/bat/

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 21 Transformation Driving Quality Growth Our corporate purpose is to build A Better Tomorrow™ by reducing the health impact of our business. To accelerate the next phase of our transformation, we are committed to Building a Smokeless World. We will deploy our global multi-category portfolio to actively encourage adult smokers to 'Switch to Better' nicotine products, and continue to seek long-term opportunities Beyond Nicotine in Wellbeing and Stimulation, realising the multi-stakeholder benefits of A Better Tomorrow™. Our commitment is demonstrated by our ambition to become a predominantly smokeless business, with over 50% of our revenue from Smokeless products by 2035. Revenue growth in the global nicotine industry is accelerating through the development of New Categories, which offer reduced-risk alternatives*† to smoking. We continue to make progress towards our target of 50 million adult consumers of our Smokeless products by 2030, adding another 3.6 million in 2024 to a total of 29.1 million. Prioritising where and what products to focus on, via our market archetype model, will guide our resource allocation decisions. We are profitable within our New Categories business, on a category contribution basis. We strive to continue to profitably and responsibly manage our transition away from combustibles, generating funds to further invest in our transformation and deliver sustainable profit growth and cash flow over the long-term. In order to achieve this, our refined strategic pillars will act as our executional compass, and we will drive performance using KPIs to track our journey. Building a Sustainable Future for Our Stakeholders Building a Sustainable Future is about seeking to actively migrate consumers away from cigarettes and to Smokeless alternatives sustainably, responsibly and with integrity. We seek to take a leading role in tackling some of the biggest global issues in sustainability. We intend to do this by responsibly Building a Smokeless World, reducing our use of natural resources and delivering our climate goals as we transition to A Better Tomorrow™. We strive to create a meaningful impact in the communities where we operate and inspire all our people to drive change. In 2024, we refined our sustainability strategy to better address our material topics and continue to deliver greater value to our stakeholders, with five strategic delivery areas: 1. Tobacco Harm Reduction, 2. Climate, 3. Nature, 4. Circularity, and 5. Communities. Action plans to address these focus areas are underway, and our commitments in each are rooted in ambitions and targets against which we will track and share the progress as our transformation continues. Science will be a primary driver of our efforts, supported by more active external engagement and regulatory focus, while embedding sustainability across the organisation. As we continue working towards reducing the health and sustainability impact of our business, we will drive growth, create shared value and build a stronger, more sustainable BAT. For more details on the five strategic delivery areas, see page 60. Dynamic Business Making Active Choices for the Future Our multi-category portfolio benefits from decades of consumer insights that have driven our No. 1 global revenue position in combustibles. In addition, leveraging the benefits of our expertise in science and R&D, our manufacturing, distribution and marketing has enabled us to build three global brands, Vuse, glo and Velo, delivering over £3 billion of annual revenue in less than a decade. Our long-standing experience operating within complex regulatory, legal and fiscal frameworks provides us with a compelling competitive advantage to transform within the wider tobacco industry in the long-term. With our Corporate and Regulatory Affairs function we are driving a more proactive, science-led engagement with all stakeholders. We will continue to increase investment in new capabilities, including enhancing our innovation pipeline, leading responsible New Category development and further leveraging our broad digital enablers. Our transformation will also be accelerated by a culture of inclusivity and collaboration, supported by senior talent recruitment from a diverse range of industries. Together with our Chief People Officer, we are focused on developing a skills-enabled and performance-driven organisation. We continuously monitor and assess our capital allocation framework to: unlock shareholder value through investing in the right opportunities; optimise the return on our investments; and maximise our cash generation; reduce our leverage and generate sustainable cash returns for our shareholders. Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

I am honoured and delighted to be the Chief Financial Officer of BAT. I am confident that we are in a strong position to deliver on our ambitions, and I share the passion and conviction to Build a Smokeless World. Our strategy is designed to maximise shareholder sustainable returns. Our key financial focus areas are: fuelling our transformation as we maximise value from combustibles, using our scale and efficiencies to release cash; deploying capital in a disciplined and targeted manner. This means investing wisely in the largest profit pools whilst maintaining a laser focus on return on investment; strengthening our financial position by reducing debt, providing us with greater financial resilience; and a balanced capital allocation approach – prioritising our transformation while delivering a progressive dividend, maintaining a sustainable share buy-back programme and exploring bolt-on acquisitions. We believe we will achieve our priorities through an algorithm built around five key drivers. Our five key drivers are: Quality revenue growth. Increase our adjusted gross profit§. Accelerate New Category contribution. Sustainable growth in Adjusted Profit from Operations. Deliver cash flow. Note: § Adjusted gross profit as defined on page 399. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Overview Chief Financial Officer’s Overview: Our performance 22 Our strategy is expected to deliver shareholder value creation as: Combustibles fuel our transformation Targeted capital deployment focuses on return on investment Soraya Benchikh Chief Financial Officer

2024 financial performance summary Our financial results have been impacted by a number of events that impacted the current and comparator period. In 2024, revenue was down 5.2% to £25,867 million (having declined 1.3% in 2023 to £27,283 million). This was partly due to the timing of the sale of our Russia and Belarus businesses in September 2023, negatively impacting the comparative revenue and profit from operations by £479 million and £193 million, respectively. Profit from operations was £2,736 million, against a loss of £15,751 million in 2023. 2023 was also negatively impacted by the impairment charges (£27.3 billion) largely associated with our U.S. combustibles business. 2024 included a total charge of £6.2 billion in respect of the anticipated settlement of Canadian litigation (see page 328), the first year of amortisation charges of the U.S. combustibles brands (£1.4 billion), a charge of £646 million in respect of Camel Snus, a charge of £449 million in respect of an excise assessment in Romania and £149 million of fixed asset impairments related to the Group’s London head office and the intention to seek an orderly exit from Cuba. In 2024, translational foreign exchange was a headwind on both revenue (by 4.7%) and profit from operations (by 4.4%). Excluding these items, on a constant currency basis, which we believe reflects the operational performance of the Group: – Revenue was up 1.3% driven by the continued growth of New Categories, which grew revenue by 8.9%; and – Adjusted profit from operations was up 1.4%, as New Categories further grew profitability (at the category contribution level) building on the momentum shown in 2023 as those products became profitable two years earlier than originally planned. On a reported basis, basic EPS was 136.7p compared to -646.6p in 2023, which was a decline of 320.5%. Diluted EPS was 136.0p in 2024, while in 2023 it was -646.6p, or down 321.5%. This was mainly due to the impacts to profit from operations described earlier, offset by a one-off gain of £1.4 billion, recognised as the Group monetised a portion of the investment in its Indian associate ITC and a credit of £0.6 billion related to debt refinancing undertaken in 2024. Excluding the adjusting items (discussed on pages 50 and 51) and the effect of translational foreign exchange, adjusted diluted earnings per share, at constant rates, increased by 1.7% to 381.9p, building on the 4.0% growth in 2023. We remain highly cash generative. This allows us to balance investment in the future while rewarding shareholders with a further increase in dividends (up 2.0% to 240.24p). Delivering our financial algorithm Quality revenue growth We aim to maximise the value from combustibles while driving growth in our New Categories through innovation and premiumisation. Excluding the impact of currency: – Combustibles pricing remained a driver of value, with Group price/mix of 5.3% in 2024 (compared to 7.5% in 2023). However, our combustibles revenue was down 1.6% (2023: down 0.8%), driven by lower combustibles volume (down 9.0% in 2024) largely due to the difficult trading in the U.S. where volume was 10.1% lower. Both years were also impacted by the timing of the sale of our businesses in Russia and Belarus. – New Categories revenue was up 6.1% in 2024 and 17.8% in 2023, driven by all three regions as the increases in Modern Oral more than offset a decline in Vapour. Increase our adjusted gross profit We aim to continually increase our adjusted gross profit, as defined on page 399. Adjusted gross profit is a new measure, introduced in 2024, with comparative movements to 2023 only. Adjusted gross profit from our combustibles portfolio, through pricing and efficiencies, has remained resilient. The main driver of growth has been New Categories, which has improved in each of the last four years, driven by volume growth, revenue growth management programmes and cost optimisation. Accelerate New Category contribution We will continue to invest in our transformation. We will focus on the right opportunities in the key growth areas - evaluating opportunities to maximise returns, freeing up resources for growth and incremental profit. In 2023, this resulted in our New Categories being profitable (on a contribution basis), two years ahead of our original plan. Sustainable growth in Adjusted Profit from Operations This is supported by our strict management of overhead expenses. We are committed to disciplined cost management and to continue to explore opportunities to optimise our footprint. In 2024, our cost optimisation programmes delivered savings of £402 million. This largely offset the impact of inflation of 6.5% (or £387 million), mainly due to higher leaf prices (impacted by adverse weather conditions) and manufacturing costs (labour and utilities) and which we expect to continue into 2025 due to the timing and utilisation of leaf inventory. Deliver cash flow The Group remains highly cash generative. In 2024, the Group generated £10.1 billion (2023: £10.7 billion) of net cash generated from operating activities. Since 2020, we have returned £27.5 billion to shareholders, including a £700 million share buy-back programme in 2024, with a further £900 million committed for 2025. Our liquidity profile remains strong, with average debt maturity close to 9.5 years and maximum debt maturities in any one calendar year of around £4 billion, with a current rating of Baa1 (stable outlook), BBB+ (stable outlook), BBB+ (stable outlook) from Moody's, S&P and Fitch**, respectively. Facing the Future with Increasing Confidence We believe our business is well placed for the future. Our track record of delivering robust financial performance and consistent cash generation demonstrates how we navigate the near-term macro-economic uncertainties and challenges, underpinned by geographic diversity and a portfolio of international brands. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 23 Notes: * N/A ** A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating. .

As a global business, operating at scale within a rapidly evolving landscape, our markets are shaped by long-term consumer, economic, cultural and social trends. We continue to respond to this changing environment by developing and advancing our strategy and long-term priorities. Megatrends: BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Our Strategy Our Markets and Megatrends 24 TECHNOLOGY AND INNOVATION Data-Driven Consumers Technology and data are transforming consumer behaviours in profound ways. Wearable devices like fitness trackers and smartwatches deliver real-time insights into physical activity, heart rate, sleep and more. This feedback empowers consumers to make more informed, better choices. By analysing patterns in daily habits, companies can also refine their products and services, placing consumers firmly at the centre of product design. This consumer- focused, data-driven approach is impacting sectors across the board. The nicotine industry In the nicotine industry, for example, data and connectivity are enabling innovations such as age-restriction locks and other restrictions on devices and ensuring products meet safety standards and are compliant with regulations. Additionally, new nicotine products are emerging that allow users to track their consumption patterns, while advanced technology can deliver consistent dosages and customisable features allow consumption to be tailored to individual preferences. CLIMATE CHANGE AND CIRCULAR ECONOMY Climate Change Consumers are increasingly urging companies to commit to the principles of Net Zero emissions and circular economy. Studies indicate that two thirds of consumers want brands to reduce their environmental impact, with this expectation increasingly influencing purchasing decisions. Businesses that fail to meet these expectations risk reputational damage and loss of market share. Adapting to the realities Simultaneously, the tangible effects of climate change are becoming more apparent. Extreme weather events are now more frequent, disrupting communities and causing displacement. Adaptation to climate change is becoming as essential as taking preventive measures. With the political will to address climate change fluctuating across regions, businesses must also anticipate and adapt to climate- related disruptions within their supply chains. This involves building resilience through strategies such as sourcing diversification, adopting climate- resilient infrastructure, and strengthening logistics flexibility. GEOPOLITICS AND TRADE New Leadership 2024 was a record year for electoral activity, with over 50 jurisdictions, including the United States and various countries across the European Union, holding major elections involving more than 2 billion voters overall. Among the notable developments, in the UK, the Labour Party achieved its first victory in 14 years, campaigning on a platform for change. In the United States, both the executive and legislative branches pivoted to new leadership. Trade policy In 2025, businesses are likely to face both opportunities and challenges in navigating these new political landscapes. Many sectors are watching closely for policy signals from newly elected governments, particularly around trade, which may be subject to new strategic priorities or even potential frictions under new leadership. Further elections are also due to take place in Australia, Canada and Germany. Meanwhile, persistent global conflicts, including the war in Ukraine and tensions in the Middle East, add layers of complexity to the geopolitical environment. Some of the broader global impacts of the unrest, such as high inflation, appear to be reducing, having negatively impacted our results by £387 million in 2024 as discussed on page 50. However, these ongoing challenges will continue to influence political and economic stability, underscoring the importance of adaptive strategies for businesses and governments alike in the year ahead.

Overview The global nicotine market continues to evolve rapidly, with heated tobacco and oral nicotine products gaining traction. It is also increasingly complex with new and Reduced-Risk Products*† (RRPs) being developed and brought to new markets each year. Global Market for Combustibles and Smokeless The most recent sales data for the legal global tobacco and nicotine market indicated that it was worth approximately US$927 billion (incl. China). Combustible cigarettes remained the largest product category within the market, with a global value of US$763 billion, representing 82% of the total value of tobacco and nicotine product sales worldwide. Around 2.8 trillion cigarettes were sold globally, based on the most recently available data. The value of the global Smokeless products market continues to grow, standing at US$76billion. Despite combustibles being one of the most highly regulated products in the world, roughly 17% of the world’s adult population (incl. China) continue to choose to smoke. This sizeable group is likely to continue to smoke unless they are offered suitable smokeless alternatives. The illicit market The illicit tobacco market has continued to increase since the COVID-19 pandemic, reaching just above 14% of total global volume in 2024. Exacerbated by the increased cost-of-living in many countries, overall illicit volumes are expected to approach an unprecedented level of sales by 2027. Illicit trade exists in all world regions, but its growth is forecast to worsen in the Middle East and Africa, Australasia and Asia Pacific. Global combustible regulation Combustible tobacco products are among the most regulated consumer goods globally. Some of the more established measures in different countries include restrictions on flavour additives, standardised (or plain) packaging, bans on smoking in public areas, and prohibitions on displaying tobacco products at points of sale. These policies aim to curb tobacco use by reducing its appeal and accessibility. More recently, and driven in part by World Health Organization (WHO) initiatives, countries are setting ‘smoke-free’ targets, aiming to reduce tobacco use prevalence to below 5% by specified dates. Some countries have also begun examining new types of restrictions on products to meet these targets. Canada, for example, has recently passed legislation to require health warnings be placed on cigarette sticks, a policy which Australia is also looking at. A small number of countries are considering prohibitionist approaches to stop smoking among younger generations. The UK, under a new government, has re- initiated examination of a bill which would ban sales of cigarettes to anyone born after 2008. The Turkish Government is reported to be drafting a bill with similar provisions, while both the Australian and Norwegian Governments have indicated they are evaluating comparable policies. Additionally, some individual lawmakers in various countries and in some regional legislatures have attempted to introduce bills aiming to ban sales of tobacco to future generations. New Zealand and Malaysia were among the first countries to move to implement this idea. However, in 2023, both countries reversed legislative efforts to introduce a generational sales ban amid concerns about the constitutionality, practicality and enforcement of such measures. Lastly, environmental concerns have led to a rise in policy initiatives targeting combustible materials. The EU’s Single- Use Plastics (SUP) legislation mandates that Member States implement extended producer responsibility programmes for items including cigarette filters. A review of the SUP Directive is planned for 2027 to evaluate its impact and guide potential updates. A small number of other countries have also looked at banning the use of filters in cigarettes. Additionally, the United Nations is still considering a pioneering global Plastics Treaty, with some stakeholders pushing for specific targets that would require Member States to eliminate waste from cigarettes, as well as from single-use vapour product consumption. See pages 155 to 162 to read more about our Group Principal Risks+ For further discussion regarding the Regulation of the Group’s Business, please see pages 436 to 440 + Continued transition to new products The continued adoption of new and less- harmful* alternative nicotine products is revolutionising the market. The range of these alternatives is expanding rapidly, now including tobacco heating products (THPs) and reduced-risk*†, tobacco-free options such as vapour products, nicotine pouches, and, more recently, herbal products designed for heating. These alternatives are gaining popularity among smokers who wish to continue consuming nicotine but not via cigarettes. By 2028, it is estimated that the number of adult smokers will have declined by 20 million. Alongside societal changes in attitudes to smoking, this decrease is driven by consumer preferences shifting to RRPs*†, which are forecast to make up an increasing percentage of revenue for the nicotine market. The most recent external forecast estimates the value of the Vapour product market at US$21 billion, with THPs valued at US$34 billion. Closed-system vapour products have become rapidly popular among consumers, owing to their ease of use. Nicotine pouches, which are one of the newer innovations in RRPs*†, currently have a global value of US$7.4 billion in 2022 (led by the U.S.), which is projected to grow to just under US$16 billion by 2027. New Categories Regulations While alternative nicotine products are gaining traction in markets worldwide, there is considerable variation among countries in how RRPs*† are regulated. The potential benefits of RRPs*† in reducing smoking-related harm have been embraced by regulators in the UK and New Zealand who have actively communicated that RRPs*† are a better alternative to smoking. These countries have implemented regulatory frameworks that reflect this view while remaining vigilant about preventing youth access. In contrast, certain markets such as Brazil and India remain sceptical about the potential public health benefits of RRPs*†, opting instead to restrict or ban access to these products. While other countries have opted to ban specific categories or flavours thereby limiting choices for consumers. For instance, in Belgium the sale of nicotine pouches is now prohibited and in Kazakhstan vapour products are banned. It is increasingly pressing that this debate be better understood and guided by data so that millions of smokers are not deterred from switching to these less- harmful alternatives. In the U.S., for example, where RRPs*† are becoming widely established, youth use of tobacco products is falling. Beyond Nicotine The Wellbeing and Stimulation category covers products that consumers are seeking to better manage their daily wellbeing. It is expected to grow to £495 billion by 2030, from around £296 billion by most recent estimates. The adult-use cannabis market has also grown with global legal sales estimated to have reached US$49 billion. Though this growth is predominantly concentrated in the U.S., the global cannabis market is anticipated to expand as more countries reassess their prohibitionist approaches. In Europe, Germany has become the first major EU Member State to legalise the personal cultivation and possession of cannabis for recreational use. Luxembourg and Malta have already taken similar steps, and the Czech Republic is actively considering comparable measures. This regulatory shift may reflect a broader trend across countries as policymakers explore the potential health, social, and economic benefits of legalisation. Notes: All data sources on this page are from Euromonitor International research published in 2024 and based on 2023 data (the latest full year available), unless otherwise stated. All figures exclude China unless otherwise stated. * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 25

Quality Growth Delivering Quality Growth emphasises the transition to a more balanced focus on top-line and bottom-line delivery, centred around our brands and innovation, and continuing to seek long-term opportunities Beyond Nicotine. The key building blocks of the Quality Growth pillar are: Inspiring New Category Innovations & Brands Managed Combustibles Transition Beyond Nicotine Foundations Our commitments under Quality Growth: Progressing toward quality, margin- accretive growth in Smokeless FMC volume decline but expecting continued value delivery Sensibly investing for the future Beyond Nicotine Inspiring New Category Innovations and Brands Since the launch of our first Vapour product in 2013, we have been on a transformation journey to become a truly multi-category consumer products business. We are creating new Smokeless products that encourage adult smokers, who would otherwise continue to smoke, to switch to scientifically-substantiated, reduced-risk*† alternatives. In 2024, our Quality Growth imperative delivered better returns on more targeted investments across all three of our New Categories. We have built a fast-growing portfolio of New Category products in a short period of time with New Categories annual revenue now exceeding £3.4 billion. Our focus on driving revenue growth and margin expansion will continue, leveraging our deep cross-category consumer insights. We aim to enhance our innovation pipeline by further investing in our capabilities, our intellectual property, our people and our science, driving an innovation-focused culture. Our centres of excellence in Southampton, Trieste and Shenzhen continue to provide access to wider internal and external strategic partnerships focused on developing consumer-relevant premium propositions. Three New Category product types underpin our efforts to Build a Smokeless World: Vapour Our global Vapour brand, Vuse, is the #1 brand in the category (in tracked channels). It plays a major role in providing smokers with the opportunity to Switch to Better. Vapour revenue was down 5.1% to £1,721 million in 2024, largely driven by a lack of enforcement of illegal flavoured single-use vapour products in the U.S. and a flavour ban in the province of Qu&eacute;bec in Canada where a lack of enforcement has also led to an increase in the use of illicit products. Vapour was the largest contributor to New Categories usage reaching 11.9 million adult consumers, adding 0.1 million in 2024. For more information on our Vapour Products see page 28+ Heated Products Our flagship Heated Product brand, glo, provides an alternative to smoking that doesn't involve burning and, following scientific studies, producing lower levels of certain toxicants than cigarettes. Revenue for the category was down by 7.6%, due to the sale of our Russian and Belarusian businesses last year. The momentum for growth in Heated Products has been impacted by competitor innovation and intensified activity in the below-weighted average price segment. However, while glo's performance has not met expectations, our newly released innovations like Hyper Pro and veo, our non- tobacco heated platform consumables, have strengthened our pipeline and competitive position. Hyper Pro is now present across 29 markets. The Group was the first to introduce a distinct EasyView screen with HeatBoost technology for better performance. Due to this improvement and coupled with the revamp of our consumables portfolio, glo is now in a stronger position to compete in the premium segment and contribute to accelerating growth. glo continued to show early signs of category volume share momentum vs 2023 in the top markets, with volume share in the top HP markets declining 40 bps to 16.7% vs 110 bps decline in 2023. For more information on our Heated Products see page 30+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Quality Growth Strategic Pillar Overview 26

Modern Oral Unlike inhalable products like Vapour or Heated Products, Modern Oral products are different. Modern Oral products come in the form of tobacco-free nicotine pouches that are placed under the lip so that nicotine can be absorbed effectively. In 2024, Modern Oral was the fastest growing New Category, driven by consumer acquisition – up 54.2%, reaching 7.4 million adult consumers.1 Our refreshed Velo brand expression and the launch of Grizzly Modern Oral boosted volume and revenue growth in the U.S. The opportunities for these products in markets with established oral nicotine consumption and beyond, are plentiful – including in emerging markets. For more information on our Modern Oral products see page 32 + Accelerating our progress Our innovation ecosystem is designed to deliver products that meet consumer demands and bring value to our business. In designing our products, we seek to assess their environmental impact and ensure they are compliant, ready for global market rollout. Most importantly, they must align with our A Better Tomorrow™ vision through Building a Smokeless World and reducing the health impact of our business. To drive quality growth and transform faster, we will focus our resources on combining powerful innovations and world- leading brands. To deliver an ‘innovation step change’, we will continue to use powerful consumer foresights and their application to drive innovations that appeal to adult consumers. We will further strengthen and differentiate our New Categories brands to profitably accelerate our New Categories business and achieve significant scale in order to realise our vision. Managed Combustibles Transition We are committed to becoming a predominantly smokeless business, with an ambition to reach 50% of our revenue from Smokeless products by 2035. The best choice any adult smoker can make will always be quitting combustible tobacco products completely. Yet many do not. With only 10% of the world’s one billion smokers currently using New Category products, the long-term opportunity for growth as we deliver on our transformation is vast. The continued performance of our combustibles business is key to delivering Quality Growth and generating the funds necessary to invest in New Categories and Build a Smokeless World. Our aim is for the combustibles business to deliver sustainable revenue, adjusted gross margin and category contribution growth. Sustainable pricing, digital integration and Revenue Growth Management play a key role in delivering revenue growth. A product transformation programme is underway to enable a simpler and rationalised product portfolio to enable adjusted gross margin growth. As part of this, we continue to refine the number of tobacco leaf grades, blends, cigarette formats and stock keeping units (SKUs) in our portfolio. To deliver category contribution growth, we will focus on marketing spend optimisation and on simplifying our combustibles portfolio to enable the delivery of a managed combustibles transition. For more information on our Combustible products see page 35 to 36+ Beyond Nicotine Foundations Wellbeing and Stimulation Consumers are increasingly seeking healthier lifestyles and ‘better-for-you’ products that help them manage their daily wellbeing. We call this category Wellbeing and Stimulation (W&S) and expect the category to grow to £495 billion by 2030, from around £296 billion, according to most recent estimates.1 Many of these products historically are in common formats like pressed tablet supplements and sugar-based sports and energy drinks. Recently, however, there has been a consumer shift towards products that are less artificial, more enjoyable, have greater functional efficacy, are easier to use and understand, and that provide for a wider range of functional benefits. After over a century in nicotine, BAT has significant expertise in providing stimulation through enjoyable solutions supported by our science and regulatory capability, alongside robust route-to- market infrastructure. As a result, we are well positioned to explore the development of a W&S business by leveraging existing capabilities and external partners. Over the last two years, we have been piloting, growing and developing a functional wellbeing shots brand called Ryde in Australia and Canada. In the second half of 2024, a commercial test was also initiated in the U.S. online via Amazon and in Texas retail. In addition to Ryde wellbeing shots, we are building a W&S pipeline of products to ensure sustained competitiveness to win in this exciting category. This includes internal scientific development of new products and also working with Btomorrow Ventures (BTV) to guide and support our investments or potentially larger scale M&A in the future. Cannabis As a growing and exciting category for the future, cannabis has significant potential for BAT’s development and progression of Beyond Nicotine. The global legal recreational cannabis market has grown, from around £5 billion (2019) to £12.1 billion (2023).2 It is predicted to continue growing by 16%3 each year, with non-combustible formats driving this category growth. We believe this is signalling a shift away from traditional smokable combustible cannabis formats into other, potentially less harmful, more progressive consumption methods. The regulatory environment and consumer sentiment towards recreational cannabis are also evolving. From the legalisation of cannabis in Germany, to the U.S. Department of Health and Human Services' recommendation to the Drug Enforcement Administration to reschedule cannabis, we are seeing progress across the globe. Such developments are essential to further exploration of the category and we will continue to monitor the changes in the regulatory environment as it evolves. As part of our strategic investment in 2021 into the Canadian cannabis company Organigram, BAT established a joint- Product Development Collaboration (PDC) Agreement and Centre of Excellence. The PDC was set up to leverage the expertise of both organisations, to develop the next generation of non-combustible cannabis products. In 2024, the PDC team made progress in this space with Organigram bringing new innovations to market through the launch of Edison Sonics gummies. The gummies feature new nano- emulsion technology which enables quicker and more efficient absorption during consumption, addressing a key consumer pain point in edible technology. BAT strengthened its partnership with Organigram in 2023 by signing an agreement for a further investment to a value of CAD$125 million (£74 million) payable in three tranches between January 2024 and February 2025. In 2024, the Group paid two of the three tranches. As part of this investment, Organigram have established Jupiter, a strategic investment pool, intended to be applied for emerging opportunities within the cannabis space. Two investments have been made by Organigram via Jupiter in 2024, including one in Sanity Group, a leading German medical cannabis company in which the Group also has a direct equity interest. For more information on Beyond Nicotine, see page 37+ Notes: 1. IRI/Circana Consulting 2. Euromonitor 2023 Market Sizing Data | Global. 3. Euromonitor 2023 Market Sizing Data | Global. 4. Euromonitor 2023 Market Sizing Data | Global. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 27

Vapour products*† are battery-powered devices that heat e-liquids to produce an inhalable aerosol (vapour). Our leading, global Vapour brand, Vuse, plays a major role in providing smokers with a reduced-risk*† alternative to cigarettes. Vapour Top markets *** the U.S., Canada, France, the UK, Spain, Poland and Germany. Highlights BAT maintained global value share leadership despite a 1.2 ppts decline vs 2023 to 40.0% value share (in tracked channels) in our Top Vapour markets. BAT maintained its value share leadership position in the U.S., at 50.2% (down 2.0 ppts vs 2023, in tracked channels). Consumer acquisition up 0.1 million, reaching 11.9 million. Vapour volume down 5.9% in a strong price environment (+3.3%), with revenue 2.6% lower at constant rates of exchange. 63 Number of markets where the Group’s Vapour products are sold Overview Vapour is the largest category of our Smokeless products. Both in terms of its global footprint, and the estimated 82 million consumers who use Vapour products1. These products are an attractive proposition to convert adult smokers to reduced-risk*† Smokeless products. Low barriers to entry and an absence of consistent regulatory frameworks lead to a highly fragmented and competitive landscape. Key challenges for the Vapour category include regulatory risks, illicit trade and the pace of innovation. The Scientific Evidence Evidence continues to emerge from the public health community and academia about the role of Vapour products as a reduced-risk*† alternative to smoking. In 2022, we conducted an innovative study of Vuse, using a cross-sectional approach. This provided a snapshot of the differences in indicators of potential harm between Vuse consumers and smokers. The findings revealed that BAT's Vapour products produce 99% less toxicants when compared to cigarette smoke2, while the laboratory cell tests also demonstrated that our products don't cause DNA mutations or promote cancer, unlike cigarettes.3,4 In New Zealand, the introduction of Vapour products has been associated with a dramatic decrease in the daily smoking rate5, with ASH New Zealand stating that the country remains on track to reach its 2025 smoke-free goal of &lt;5% of the population.6 In our pursuit of accelerating towards our purpose, in 2024, ‘BAT's Commitment to Responsible Vaping Products’ was published, unveiling a series of new ambitions for our Vapour devices supported by evidence-based solutions to tackle some of the most pressing societal concerns. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Quality Growth Our Vapour Products 28 Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. *** Top Vapour markets are defined as the Top markets by industry revenue, being the U.S., Canada, France, the UK, Spain, Poland and Germany and accounting for c.80% of global industry closed systems consumables revenue (being rechargeable closed systems and single-use products) in 2024. The Top markets were revised in 2024, with a reduction in value share in respect of 2023 to 41.2%. Also in 2024, the Group changed from Marlin to Retail Scan Data for the U.S. vapour market, with the Group's Vapour value share in 2023 rebased to 52.1%. 1. Jerzyński, T. and Stimson, G.V. (2023), "Estimation of the global number of vapers: 82 million worldwide in 2021", Drugs, Habits and Social Policy, Vol. 24 No. 2, pp. 91-103. Available at: www.doi.org/10.1108/DHS-07-2022-0028 2. Comparison with smoke from a scientific standard reference cigarette (approximately 9mg of tar) in terms of the average of the 9 harmful components the World Health Organisation recommends to reduce in cigarette smoke. 3. Thorne, D., Crooks, I., Hollings, M., Seymour, A., Meredith, C., Gaҫa, M. The mutagenic assessment of an electronic-cigarette and reference cigarette smoke using the Ames assay in strains TA98 and TA100. Mutation Research 2016, 812; 29-38. 4. Breheny, D., Oke, O., Pant, K. & Ga&ccedil;a, M.D. Comparative tumor promotion assessment of e-cigarette and cigarettes using the in vitro Bhas 42 cell transformation assay. Environmental and Molecular Mutagenesis, 2017, Volume 58, Issue 4 p. 190-198; doi.org/10.1002/em.22091 5. Snowdon, C., et al., Vaping Works. International Best Practises: United Kingdom, France, Canada and New Zealand. Property Rights Alliance,2021. www.propertyrightsalliance.org/wp-content/uploads/PRA_VapingWorks.pdf 6. Action on Smoking and Health (ASH), Smoking rate continues record decline to only 6.8% daily use, Māori and Pacific rates are also reduced. Action for Smokefree 2025, 2023. 7. Haswell, L.E., Gale, N., Brown, E. et al. Biomarkers of exposure and potential harm in exclusive users of electronic cigarettes and current, former, and never smokers. Intern Emerg Med 18, 1359–1371 (2023). doi.org/10.1007/s11739-023-03294-9. 8. Bishop, E., East, N., F. Miazzi, Fiebelkorn, S., Breheny, D., Gaca, M. and Thorne, D. (2023). A contextualised e-cigarette testing strategy shows flavourings do not impact lung toxicity in vitro. 380, pp.1–11. doi: doi.org/10.1016/ j.toxlet.2023.03.006.

In 2023, results from our innovative cross- sectional clinical study7 showed that exclusive Vuse users had significantly lower exposure to tobacco toxicants, and favourable results for indicators linked to smoking-related diseases, compared with smokers. Also in 2023, we published a laboratory study8 which showed flavoured e-liquid toxicity was &gt;95% reduced when compared to cigarette smoke and concluded that flavoured e-liquids do not increase the risk profile of well stewarded e-cigarettes. Regulation and PMTA The future of Tobacco Harm Reduction has always depended on robust science and ensuring that this science is accessible to audiences outside the scientific community is crucial. This need is growing stronger than ever, and consumers deserve to understand the relative risk profiles of these products. In addition, perceptions of nicotine continue to evolve; however, many consumers – and healthcare professionals – do not adequately understand the risks associated with nicotine generally. We strongly support a well-functioning regulatory system within which regulatory oversight leads to accelerated reductions in underage tobacco use and in tobacco- related harm. We are invested in that system and are fully committed to those goals. The tobacco industry is undergoing transformational change. Smokeless technologies like Vapour, Modern Oral and Heated Products offer great potential for moving more adult smokers to potentially less harmful alternatives. This change is underscored by the U.S. Food and Drug Administration’s Premarket Tobacco Product Application (PMTA) process. PMTAs include, among other things, robust science packages composed of analytical, toxicological, pre-clinical, clinical, and behavioural data to demonstrate that the marketing of a tobacco product is “appropriate for the protection of the public health” and underpinned by science. We welcome the FDA’s marketing authorisation for our Vuse Alto device and tobacco flavour consumables, based on a finding that marketing these products are appropriate for the protection of public health. We are continuing to challenge the FDA’s Marketing Denial Orders (MDOs) for Vuse Alto’s Menthol and Mixed Berry products in court and have obtained a permanent stay of enforcement for Vuse Alto Menthol, allowing it to remain on the market. Menthol variants account for 73% of total Vuse consumables (2023: 65%). We believe that public health officials, legislators, and regulators – especially the Food and Drug Administration (FDA) – should be concerned about the continued influx of illegal flavoured and single-use vapour products into the U.S. market, which we estimate accounts for 70% of the total U.S. Vapour market. It is unacceptable that these products, marketed in youth-appealing flavours such as bubble gum and cotton candy, continue to be sold. We continue to call for appropriate regulation and enforcement to tackle illicit products in the category, and we welcome signs of increasing action, including: – The FDA increasing frequency of warning letters, seizures and penalties; – Implementation of vapour directories in three states, with an additional 11 states having passed vapour directory and enforcement legislation, with staggered implementation up to Q4 2025; and – Continued signs of illicit products volume decline in Louisiana, the first state to implement a vapour directory and enforcement legislation in October 2023, with Vuse Alto capturing the majority of the volume outflow back into the legal segment. However, there is more to do and effective regulation and enforcement of Vapour products will remain a key focus to unlock the full potential of the category. Currently, we believe there is a lack of enforcement of the flavour ban in the province of Qu&eacute;bec in Canada and regarding the 2ml liquid tank limit in the UK, both of which continue to negatively impact the legitimate market. Performance Summary Vapour consumables volume declined 5.9% to 616 million units in 2024 (having grown 7.0% to 654 million units in 2023), impacted by the lack of enforcement of illegal flavoured single-use Vapour products in the U.S. and the impact of the flavour ban in the province of Qu&eacute;bec in Canada. BAT maintained global Vapour value share leadership (in tracked channels) with a full- year closed system value share of 40.0% (down 1.2 ppts vs 2023) led by Vuse Alto. We consolidated our position in all Top markets, with consumers of our Vapour products up 0.1 million to 11.9 million. Proportion of Vapour revenue by region in 2024 (£m) 2024 £m 2023 £m U.S. 998 1,033 AME 611 686 APMEA 112 93 Total 1,721 1,812 We continue to have strong value share positions in the rechargeable sub-category. Specifically, on a full-year basis in 2024: – In the U.S., the world's largest Vapour market, we maintained leadership in closed system value share (in tracked channels) at 50.2%, down by 2.0 ppts. In 2024, revenue was down 3.5%, or 0.8% on a constant currency basis. Pricing in both consumables and devices during the year contributed to growth by 2.9% in 2024 and 20.4% in 2023, but was more than offset by lower consumables volume (down 3.7% in 2024 and 6.6% in 2023), driven by the growth of illegal flavoured and single-use products. – In AME, our Vapour volume declined 11.5% with revenue down 10.8%, largely driven by Canada (discussed earlier), where volume declined 32%. The rechargeable closed system device segment began to return to growth at industry level in Europe with Vuse Go Reload, our new rechargeable closed system, performing well. We believe we are well-positioned to capitalise on this momentum with global leadership in the rechargeable closed segment, with value share of 59.9%. Following the Mexican Government’s decision to ban the sale of Vapour products, Vuse will no longer be sold in Mexico. We believe this decision is counter to the goal of reducing smoking rates, a goal we share. Smokeless products, including Vapour devices, are an effective way of helping smokers switch away from cigarettes. – In APMEA, total Vapour consumables volume grew strongly by 19.1%, with revenue up 19.6%, driven by South Korea and New Zealand. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 29 Vaping can benefit public health, given the substantial evidence supporting the potential of vaping to reduce smoking’s [health] toll. Joint published statement from 15 past Presidents of the Society of Research on Nicotine and Tobacco1 Note: 1. D. Balfour, N. Benowitz, S. Colby, D. Hatsukami, H. Lando, S. Leischow, C. Lerman, R. Mermelstein, R. Niaura, K. Perkins, O. Pomerleau, N. Rigotti, G. Swan, K. Warner, R. West, “Balancing Consideration of the Risks and Benefits of E-Cigarettes”, American Journal of Public Health 111, no. 9 (September 1, 2021): pp. 1661-1672.

Heated Products* (HPs) use heat to generate a nicotine-containing aerosol, which the user inhales. This category includes Tobacco Heated Products (THP) and Herbal Products for Heating (HPH). Within HPs, because the tobacco or herbal substrate is heated instead of burned, the resulting aerosol comprises mainly water, glycerol, nicotine and flavours – different to cigarette smoke. HP Top markets ** Japan, South Korea, Italy, Germany, Greece, Hungary, Poland, Romania and the Czech Republic. Highlights glo HP category volume share down 40 bps in Top markets vs 2023 to reach 16.7%. glo consumer acquisition up 1.6 million reaching 10.2 million. glo consumable volume down 11.6%, with the industry volume up 12%, with our performance impacted by the sale of our businesses in Russia and Belarus partway through 2023. glo revenue declined by 7.6%. 33 Number of markets where the Group’s Heated Products are sold Overview Heated Products offer the most familiar route for smokers to adopt a reduced-risk*†, Smokeless product. Our latest glo devices, Hyper Pro and Hyper, utilise induction heating to externally heat our tobacco and non-tobacco consumables that contain nicotine to a specific temperature range. With Hyper Pro having launched in 2024, the evolution in our innovation and design is clear, offering adult consumers a more differentiated device, with new digital features. As we continue to build glo as a strong and consistent global brand, we must transform our product portfolio through our robust innovation pipeline. The Scientific Evidence* When tobacco is burned by combustion at over 900&ordm;C, the smoke produced is incredibly complex with over 7,500 individual chemicals present, of which 150 chemicals are known to be harmful, and more than 60 are known carcinogens. In contrast, HPs heat natural material, including tobacco or other ingredients like rooibos, to much lower temperatures (below 400&ordm;C). Due to the heating, as opposed to burning, HPs are considered reduced risk* compared to continued smoking for those who switch completely. In 2018, Public Health England***, while highlighting the need for more research, found that “compared with cigarettes, heated tobacco products are likely to expose users and bystanders to lower levels of particulate matter, and potentially harmful compounds.”1 More long-term studies are needed on HPs and in 2021 we conducted a year-long clinical study2 to evaluate the reduced-risk potential of glo. It found that smokers who switched from cigarettes to the exclusive use of glo significantly reduced their exposure to certain toxicants and indicators of potential harm related to several smoking-related diseases, in some measures to a level found in participants who had stopped smoking entirely. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Quality Growth Our Heated Products 30 Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. ** Top HP markets are defined as the Top markets (excl. Russia) by industry revenue. Top markets are Japan, South Korea, Italy, Germany, Greece, Hungary, Poland, Romania and the Czech Republic. These markets account for 80% of global HP industry revenue in 2024. The Top markets were revised in 2024, with a reduction in volume share in respect of 2023 to 17.1%. *** Public Health England (PHE) was replaced in Oct 2021 by the UK Health Security Agency and Office for Health Improvement and Disparities. 1. McNeill A, Brose LS, Calder R, Bauld L, Robson D. Evidence review of e-cigarettes and heated tobacco products 2018. A report commissioned by Public Health England. London: Public Health England, 2018. 2. Gale, N., McEwan, M., Hardie, G., Proctor, C.J. and Murphy, J. (2022). Changes in biomarkers of exposure and biomarkers of potential harm after 360 days in smokers who either continue to smoke, switch to a tobacco heating product or quit smoking. Internal and Emergency Medicine. doi:doi.org/10.1007/s11739-022-03062-1.

Designed with Purpose Hilo and Hilo Plus are the newest additions to our flagship glo range of Heated Products. Hilo is a one-piece device featuring an innovative AMOLED EasyViewTM screen for consumers to stay in control of their device usage and monitor its battery life. Consisting of two pieces, Hilo Plus has a charging case and a heating device. The heating device is known as the EasySwitchTM heating pen, which can be removed from the charging case and used independently for a maximum of two sessions, or can be used while docked in the charging case. Additionally, the pen can be inserted or removed from the case during the heating session without disrupting the session. Hilo builds on Hyper Pro, which was introduced to address the evolving preferences of consumers of Heated Products. Featuring our HeatBoost™ technology, Hyper Pro delivers superior taste satisfaction, a step up on immediacy, more intense boost taste mode and a longer session, compared to earlier Hyper devices. Paired with our upgraded blended tobacco stick range and our veo tobacco-free herbal stick novel flavour range with capsule, it delivers an enhanced experience compared to other Hyper products. Hyper Pro is a smart and intelligent device equipped with a progressive EasyView™ display for interactive and intuitive control of the experience through a simple screen interface displays the selected taste mode, session progress and battery power. The device has better palm fit and convenience in use with a TasteSelect dial enabling one move to open the shutter and select the taste mode. This is also combined with the convenience of a faster charge than other Hyper products. Hyper Pro is now present across 29 markets. veo™, our first brand to launch a non-tobacco consumables range, continues to outperform peers and is now in 20 markets. We continue to expand our geographic footprint with glo now available in 33 markets. Performance Summary Impacted by the sale of the Group's businesses in Russia and Belarus in 2023 (which negatively impacted performance by 2.5 billion sticks due to the timing of the sale partway through that year), total consumable volume declined 11.6% to 20.9 billion sticks in 2024 having declined 1.3% (to 23.7 billion sticks) in 2023. In 2024, glo HP category volume share in the Top markets declined 40 bps to 16.7% as growth in Poland and the Czech Republic and stabilisation in Italy was offset by the highly competitive markets in Japan and South Korea and the deprioritisation of the super-slim format in both markets. Revenue declined 7.6% to £921 million (2023: down 6.0% to £996 million), largely due to the sale of the Group's businesses in Russia and Belarus partway through 2023 which acted as a comparative drag on performance of £78 million in 2024 and by £75 million in 2023. Excluding the impact of the relative movements in sterling, at constant rates of exchange revenue declined 2.5% in 2024, compared to a decline of 2.5% in 2023. In AME, which has seen strong industry volume growth of 9% in 2024 (2023: 17%), our consumable volume declined 24.6% to 8.3 billion sticks, having decreased 7.5% in 2023. The decline in both 2024 and 2023 was largely due to the sale of the Group's businesses in Russia and Belarus, which negatively affected volume, compared to the respective prior period, by 2.7 billion sticks in 2024 (and 2.5 billion sticks in 2023). This more than offset higher volume in Spain and Greece. Accordingly, in 2024, revenue declined by 12.2%, or 10.4% at constant rates of exchange. This compares to 2023 which grew by 2.3% (or 3.0% at constant rates of exchange). AME now represents 39.9% of our global HP volume. Proportion of HP revenue by region in 2024 (£m) 2024 £m 2023 £m U.S. 0 0 AME 443 505 APMEA 478 491 Total 921 996 In APMEA, where the most mature HP markets are, our consumable volume was down 0.2%, having grown 4.9% in 2023. Revenue was down 2.8% (2023: down 13.2%) yet grew 5.6% (2023: 7.3% decrease) at constant exchange, driven by the innovations and activation of commercial plans in Japan. Pricing was a positive contributor to the regional HP performance by 5.8% in 2024, having been a negative impact in 2023 by 12.2% due to the price repositioning in that period. In Japan, glo’s volume share of total HP and combustibles was 16.7%, down 40 bps on 2023 (2023: 17.1%), as consumers continue to switch to reduced-risk* alternatives to cigarettes, with our HP category volume share at 17.8%, down 50 bps from 18.3% in 2023. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 31 Using tobacco in forms that don’t burn, like smokeless tobacco or heat-not- burn products, will reduce your exposure to harmful combusted chemicals, including carbon monoxide. Canadian Centre for Addiction and Mental Health Lower Risk Nicotine User Guidelines, 20211 Note: 1. Canadian Centre for Addiction and Mental Health (2021). 7 tips to lower your risk when using nicotine. Available at: intrepidlab.ca/en/Documents/Quick%20Tips.pdf

In recent years, a new category of Modern Oral products*† has emerged. These come in the form of tobacco-free nicotine pouches that are placed under the lip so that nicotine can be effectively absorbed. Modern Oral Top markets ** the U.S., Sweden, Norway, Denmark, Switzerland, Poland and the UK Highlights Continued strong global volume growth (up 55.0%), with adult consumer numbers up 2.6 million to 7.4 million. Category volume share in Top markets was 28.4%, up 1.3 ppts, driven by an increase in the highly competitive U.S. market. Strong volume and revenue growth in the U.S., led by Velo and Grizzly Modern Oral. Volume share leadership in Modern Oral in AME at 64.7%, with continued market leadership (through Velo) in 21 European markets. AME revenue up 40.3%, with volume up 50.2%. 44 Number of markets where the Group’s Modern Oral Products are sold Overview The Modern Oral category has a clear trajectory for growth in markets with established oral nicotine consumption. The U.S. and the Nordics are prime examples of such markets, as adult consumers already have the experience of Traditional Oral products. However, the key challenge in unlocking the category's potential in new markets relates to how the oral nicotine product is used, which is different to how nicotine has previously been consumed, typically through inhalation. Building a portfolio of strong brands and products/ranges to accelerate adult consumer adoption is essential to establishing a leading, global Modern Oral business. The Scientific Evidence* Modern Oral nicotine pouches build upon the extensive scientific evidence available for snus, including long-term studies1,2 which demonstrate that snus use is associated with less risk of many diseases compared with cigarette smoking. Modern Oral products, however, are designed to offer adult consumers an improved, reduced-risk*† alternative, with many Modern Oral products manufactured as tobacco-free. Laboratory scientific studies for our Modern Oral products show they produce less than 1% of the toxicants found in cigarette smoke3 and lower levels than snus4 – a Traditional Oral tobacco product which is already regarded as a reduced- risk*† alternative to smoking. Toxicology tests assessing the biological effects of our Modern Oral products also show they have reduced effects relative to cigarettes and snus5. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Quality Growth Our Modern Oral Products 32 Notes: 1. Ramstr&ouml;m L, Borland R, Wikmans T. Patterns of Smoking and Snus Use in Sweden: Implications for Public Health. Int J Environ Res Public Health. 2016 Nov 9;13(11):1110. doi: 10.3390/ijerph13111110. PMID: 27834883; PMCID: PMC5129320. 2. Sohlberg, T., Wennberg, P. Snus cessation patterns - a long-term follow-up of snus users in Sweden. Harm Reduct J 17, 62 (2020). doi.org/10.1186/s12954-020-00405-z 3. Gaca, Marianna, et al. "Bridging: accelerating regulatory acceptance of reduced-risk tobacco and nicotine products." Nicotine and Tobacco Research 24.9 (2022): 1371-1378. 4. Azzopardi, David, Chuan Liu, and James Murphy. "Chemical characterization of tobacco-free 'modern' oral nicotine pouches and their position on the toxicant and risk continuums." Drug and chemical toxicology 45.5 (2022): 2246-2254. 5. East, N., et al. "A screening approach for the evaluation of tobacco-free ‘modern oral’ nicotine products using Real Time Cell Analysis." Toxicology Reports 8 (2021): 481-488, and Bishop, E., et al. "An approach for the extract generation and toxicological assessment of tobacco-free ‘modern’oral nicotine pouches." Food and chemical toxicology 145 (2020): 111713. * Based upon the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. ** Top Oral and Modern Oral markets are defined as the Top markets by industry revenue, being the U.S., Sweden, Norway, Denmark, Switzerland, Poland and the UK and accounting for c. 90% of global industry Modern Oral revenue in 2023. The Top markets were updated in 2024, with a revision in 2023 volume share to 27.1% (Group) and 64.7% (AME). Also in 2024, the Group changed from Marlin to Retail Scan Data for the U.S. Modern Oral market, with the Group's Modern Oral volume share in 2023 rebased to 4.5%. *** Source: based on NielsenIQ volume share of Total Oral. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Published in 2022, results from our innovative cross-sectional clinical study showed that exclusive Velo users had substantially lower exposure to tobacco toxicants, and significantly better results for indicators linked to smoking-related diseases, compared with smokers. In 2023, in a study where daily smokers were provided with Velo, the majority of participants significantly reduced their daily cigarette use. On the basis of our evidence and informed by the wealth of independent evidence regarding snus, switching completely to Modern Oral products can be expected to reduce the risk of smoking related disease when compared to continued smoking.*† Our Products Our Modern Oral products are white in colour and contain high-purity nicotine, water and other high-quality food-grade ingredients, including plant-based fibres, flavouring and sweeteners. Originating in Scandinavia, Velo is now a leading global brand of nicotine pouches. These typically appeal to a broader audience than Traditional Oral tobacco because of their attractive price positioning. With comparatively lower excise rates (versus Traditional Oral and combustibles), Modern Oral generally has higher margins than Traditional Oral. Our Velo product range spans across tobacco, mint and fruit flavours and are sold in various nicotine strengths, from 3mg to 17mg of nicotine per pouch. Building on the growing trend of Traditional Oral consumers moving to Modern Oral, we launched Grizzly Modern Oral in the U.S. in 2024. We are also delivering a step change in Modern Oral manufacturing. Truly living our ethos, our Modern Oral factory in P&eacute;cs, Hungary, put together a bold plan to implement food industry standards for Modern Oral manufacturing. With a cross-functional team across quality, production, engineering and EHS teams delivering technical changes and process improvements, P&eacute;cs became the first site in BAT’s history to obtain the ISO 22000 certification for food safety management systems. We have also built and commissioned a new facility in Trieste, Italy that will further enhance our capabilities and provide additional capacity (in Modern Oral and Heated Products). In line with the Group's sustainability ambitions, Velo plastic cans are being upgraded to use single polymer plastics, with the use of bio-based materials also being trialled to achieve International Sustainability and Carbon Certification. Performance Summary 2024 maintained the momentum from 2023 with growth in volume and value. Volume was up 55.0% to 8.3 billion pouches, having grown 33.6% to 5.4 billion pouches in 2023. Revenue increased 46.6% to £790 million (2023: up 35% to £539 million). Excluding the impact of foreign exchange, this was an increase of 51% in 2024 and 39% in 2023, as price/mix was down 2.9%, after the increase of 5.4% in 2023. Volume share of the Modern Oral category in our Top markets was 28.4%, up 1.3 ppts compared to 2023. This was driven by the U.S. where our volume share of Modern Oral increased by 2.1 ppts with volume up 234% to 991 million pouches (2023: down 1.3% to 297 million pouches). Revenue in the U.S. increased in 2024 to £80 million, an increase of 223% (or 232% at constant rates), driven by the traction of our refreshed Velo brand expression and Grizzly Modern Oral roll-out. While we await the outcome of our PMTA submission for our successful European product, Velo 2.0, we are encouraged that we have started to reinvigorate our performance in 2024. The Group reinvested in trade activation in 2023, leading to a decline in net pricing of 30.5% and revenue down to £25 million in that year. In our Top markets outside the U.S., we maintained volume share leadership, which was down 10 bps at 64.7%. In AME, we maintained volume share leadership in 21 European markets. Revenue increased by 40.3% (2023: up 41.5%) or 44.4% (2023: up 44.6%) at constant rates of exchange. Price/mix was a negative drag of 4.6% in 2024 having been positive by 8.1% in 2023. The higher revenue was therefore largely driven by volume growth (up 50.2% in 2024 and 36.5% in 2023), with Sweden, the UK, Norway, Austria and Finland all performing well as the Modern Oral category continued to grow. As the Modern Oral category continues to grow and becomes more established in Europe, we continue to see strong growth in adult consumer numbers. In Sweden, Velo is the largest (by volume share) of any snus or Modern Oral nicotine pouch brand***. Proportion of Modern Oral revenue by region in 2024 (£m) 2024 £m 2023 £m U.S. 80 25 AME 676 482 APMEA 34 32 Total 790 539 In APMEA our volume grew 16.8% and our revenue grew 5.7% (being 10.0% at constant rates), fuelled by robust growth from Global Travel Retail and continued strong Emerging Market volume performance in Pakistan (up 27.3%). Our insights and foresights in these markets give us confidence in our ability to unlock the Emerging Markets opportunity for Modern Oral going forward. We continue to seek opportunities and develop the category in other markets as we believe that Modern Oral is an exciting longer-term opportunity to commercialise reduced-risk products*†. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 33 Switching from cigarettes to nicotine pouches could represent a reduction in health risks for a person who smokes. German Federal Institute for Risk Assessment (BfR)1 Note: 1. Bundesinstitut f&uuml;r Risikobewertung, 2022. Health Risk Assessment of Nicotine Pouches: Updated BfR Opinion No. 023/2022 of 7 October 2022, BfR-Stellungnahmen. Bundesinst. f&uuml;r Risikobewertung. www.doi.org/10.17590/20220204-105615

The most common products in Traditional Oral are largely moist oral tobacco popular in the U.S., with our main brands being Grizzly and Kodiak. These products are less finely ground than another Traditional Oral product referred to as Swedish-style snus. Both of these Traditional Oral products are available in loose form, as well as in pre-packed pouches. Our Products We also sell a range of Traditional Oral products, including Swedish-style snus and American moist snuff, available in loose tobacco form or as pre-packed pouches. We have long sold snus in Sweden and Norway through our Fiedler & Lundgren business, whose brands include Granit and Mocca; and in the U.S. we market snus under the Camel brand. Our American moist snuff products include our flagship Grizzly brand, as well as the premium moist snuff brand Kodiak. We remain committed to offering potentially reduced-risk*† products that help adult smokers migrate from combustible cigarettes while meeting the evolving needs of other adult nicotine consumers. Performance Summary Total revenue decreased 6.0% to £1,092 million (2023: down 3.8% to £1,163 million). Translational foreign exchange impacted both years, being a headwind in 2024 of 2.6% (compared to a headwind of 0.7% in 2023) due to the relative movement of sterling. On a constant rates basis, revenue fell 3.4% in 2024 having declined 3.1% in 2023. In 2024, volume was lower (down 8.2%) than the prior year (at 6.1 billion stick equivalents), following a decline of 10.3% in 2023. While pricing remained strong in both years (2024: +4.8%; 2023: +7.2%), this was more than offset by the volume decline. In the U.S., which accounts for 96.9% of the Group’s revenue from Traditional Oral, volume declined 8.9% in 2024 (2023: down 10.9%). The higher decline rate in 2023 was in part due to the normalisation of inventory levels (being a drag of 1.7%). Both 2024 and 2023 were negatively impacted by strong macro-economic headwinds leading to downtrading, accelerated cross- category switching (notably to Modern Oral) and reduced consumption. Value share of Traditional Oral was down 40 bps (2023: up 40 bps), while volume share was down 40 bps (2023: down 20 bps). Outside the U.S., being 3.1% of the Group's revenue from the category, volume was 3.3% lower in 2024, driven by Sweden where the Group’s volume share (as a proportion of Total Oral) declined 90 bps (2023: declined 50 bps). This decline was due to the launch of the Lundgrens Modern Oral product and higher pricing of Granit to drive value. Proportion of Traditional Oral revenue by region in 2024 (£m) 2024 £m 2023 £m U.S. 1,058 1,127 AME 34 36 APMEA — — Total 1,092 1,163 Due to the ongoing U.S. market dynamics, as discussed on page 293, the Group has recognised an impairment charge of £646 million in respect of the carrying value of Camel Snus. This reflects the reduced sales as consumers switch to alternative products including Modern Oral. Commencing 1 January 2025, Camel Snus will be assigned a 20-year useful economic life and will commence amortisation from that date which approximates to £23 million annually. Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak and Camel Snus are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Quality Growth Our Traditional Oral Products 34

We are focused on driving value from our strategic brands of Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Newport (U.S.), Natural American Spirit (U.S.) and Camel (U.S.), which now account for 67% of our combustible volume. Our combustibles business is founded on understanding and meeting the preferences of adult smokers in all parts of the world Highlights Group value share was down 20 bps, as APMEA (flat) and AME (flat) were more than offset by the U.S., down 30 bps. Volume share 20 bps higher than 2023. Strong price/mix +5.3%. 37 Number of cigarette factories in 35 countries Note: * Top cigarette markets are defined as the Top cigarette markets by industry revenue, being the U.S., Japan, Bangladesh, Brazil, Germany, Pakistan, Mexico and Romania, accounting for c.60% of global industry cigarettes revenue in 2024. Value and Volume Share Group cigarette value share was 20 bps lower in 2024 (2023: down 40 bps), mainly driven by the U.S. (down 30 bps). This, combined with lower cigarette value share in Germany, Romania and Bangladesh, was partially offset by higher value share in Brazil, Mexico and Pakistan. Group cigarette volume share was up 20 bps in 2024 (2023: flat vs 2022). In 2024, the Group grew volume share in Brazil, Bangladesh, Pakistan and Mexico. However, this was offset by Germany, Romania and Japan. In 2023, the Group grew volume share in Bangladesh, Ukraine, Mexico, Italy, Spain, Pakistan, France, Colombia and Germany. However, this was offset by Japan, Brazil, South Korea, the U.S., Switzerland, Australia, the Czech Republic, Canada and Romania. Volume Performance In 2024, Group cigarette volume was down 8.9%, at 505 billion sticks (2023: down 8.2% to 555 billion), with the total cigarette market continuing to decline at 2%. Both years were impacted by the disposal of the Group's businesses in Russia and Belarus partway through 2023. Volume declined in the U.S. in both 2024 and 2023 (discussed below), with 2024 also negatively impacted by Sudan (as the ongoing conflict affected the supply chain). Change in cigarette value share in Top markets* (bps) -20 bps 2024 2023 -20 -40 -20 -40 Definition: Annual change in cigarette value share – being the value of cigarettes bought by consumers of the Group’s brands in Top markets* as a proportion of the total value of cigarettes bought by consumers in those markets (see page 391). Change in cigarette volume share in Top markets* (bps) 20 bps 2024 2023 40 20 flat Definition: Annual change in cigarette volume share – being the number of cigarettes bought by consumers of the Group’s brands in Top markets* as a proportion of the total cigarettes bought by consumers in those markets (see page 391). In other markets in 2024, volume growth in T&uuml;rkiye, Brazil, Indonesia, Pakistan, Venezuela and Mexico was more than offset by lower volume in exit markets, notably in Africa and Bangladesh. In 2023, volume was down in Pakistan, driven by significant excise increases. This was partly offset by volume growth in Bangladesh, Brazil and T&uuml;rkiye. In the U.S., industry volume declined 8.4%, having declined 7.5% in 2023 on a sales to wholesaler basis. Our combustibles revenue in the U.S. declined 6.7% (or 4.1% at constant rates of exchange), driven by 10.1% lower volume (2023: down 11.4% to 52 billion). U.S. premium volume share was up 50 bps, driven by Newport soft-pack and Natural American Spirit. The U.S. combustibles market continues to be negatively affected by macro-economic pressures impacting consumer behaviour, with a growth in the deep-discounted category (in which the Group is not present) and the increase of solus-usage of alternative nicotine products, driven by the growth of illicit single-use Vapour products. Cigarette volume in the U.S was also negatively impacted by the flavour ban in California in 2023 and the increase of solus-usage of alternative nicotine products, driven by the growth of illicit single-use Vapour products. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Our Combustible Products 35

Regulation On 15 January 2025, in the final days of the outgoing Biden administration, the FDA issued a proposed product standard whereby the agency would limit nicotine levels in cigarettes following a two-year effective date from publication of any final rule. The proposed rule is currently subject to public comment, but may be de- prioritised by the Trump administration as it considers all proposed regulations advanced by the Biden administration. Thus, it is not known whether or when this proposed rule will be finalised, and, if adopted, whether the final rule will be the same as or similar to the proposed rule. Under the Biden administration, the FDA announced its intention to issue a final rule to ban menthol as a characterising flavour in cigarettes. In January 2025, the Trump administration has withdrawn the rule from the Office of Management and Budget and it is currently held pending the new Trump administration’s reconsideration of regulations advanced by the Biden administration. We have been clear that a ban on menthol cigarettes would harm, not benefit, public health. Published science1 indicates that: – menthol cigarettes do not present any greater risk of smoking-related disease compared to non-menthol cigarettes; and – the weight of scientific evidence does not indicate that menthol cigarettes adversely affect initiation, dependence, or cessation. Additionally, evidence from other markets where similar bans have been imposed demonstrates no impact on overall cigarette consumption because smokers switch to non-menthol cigarettes, turn to the illicit market, and resort to product tampering. We believe that a ban on menthol is contrary to the FDA’s stated goal of reducing the health effects of tobacco use. Our U.S. business will continue to participate in public discourse and will likely challenge this unsupported and counterproductive rule in court if, and when, it is released. In December 2022, the sale of all tobacco products with characterising flavours (including menthol) other than tobacco was banned in the State of California. This has negatively impacted the Group's volumes in both 2023 and 2024 in the U.S. and the Group will continue to monitor the impact in the coming periods. Strategic Brand Performance In 2024, strategic cigarette brands’ value share was flat (2023: down 30 bps): – Dunhill’s overall value share was up 10 bps (2023: flat) as growth in Brazil and Pakistan was partly offset by reductions in Romania. Volume was 0.9% lower (2023: up 0.9%), largely driven by South Korea and our exit from Mali; – Kent’s value share was up 10 bps (2023: 10 bps down) as growth in Brazil and Romania was partly offset by lower value share in Japan. Volume was down 1.2% (2023: down 9.4%) due to the negative impact of the sale of the Group's businesses in Russia and Belarus partway through 2023. Kent increased volume in T&uuml;rkiye, Poland and Brazil, which was partly offset by lower volume in Japan; – Lucky Strike’s value share grew 70 bps (2023: up 40 bps), as growth in the U.S., Bangladesh, Brazil and Japan more than offset lower value share in Germany. Volume declined 4.8% (2023: up 16.7%) driven by the sale of our business in Russia partway through 2023. This more than offset higher volume in Bangladesh, the U.S., Brazil and Indonesia; – Rothmans’ value share was down 20 bps (2023: flat) driven by lower value share in Brazil, Romania and Pakistan. Volume was 13.3% lower (2023: 14.6% down) partly due to the sale of our business in Russia with volume lower in Poland, Romania, Ukraine and Nigeria. This more than offset higher volume in Brazil and Italy; and – Pall Mall’s value share was 30 bps lower (2023: 30 bps down) as growth in Pakistan, Mexico and Romania was more than offset by lower value share in the U.S. and Germany. Volume was down 7.0% (2023: down 15.9%) as higher volume in Pakistan was more than offset by lower volume in the U.S. and Chile, and the impact of exit markets. The Group’s U.S. domestic strategic combustible portfolio was 20 bps down: – Newport value share decreased 20 bps (2023: down 50 bps), while volume declined 11.1% (2023: down 14.7%); – Natural American Spirit performed well with value share up 10 bps (2023: up 30 bps). Volume was 10.0% down (2023: down 3.5%); and – Camel’s value share declined 30 bps in the U.S. (2023: down 50 bps) with volume 13.2% down (2023: 14.0% down), driven by competitive pricing pressures. Volume of other tobacco products (OTP) declined 11.2% to 13.0 billion sticks equivalent (2023: 11.0% decline), being 3% of the Group's combustible portfolio (2023: 3%). Revenue In 2024, revenue from combustibles was down 6.4% to £20,685 million (2023: £22,108 million, down 4.0%). Pricing in both years was strong with price/mix in 2024 at 5.3% and 7.5% in 2023. However, this was offset by the decrease in volume in both years as described earlier. Proportion of combustibles revenue by region in 2024 (£m) 2024 £m 2023 £m U.S. 9,094 9,744 AME 7,039 7,614 APMEA 4,552 4,750 Total 20,685 22,108 Revenue is affected by the relative movement of sterling against the Group's reporting currencies. In 2024, this was a translational foreign exchange headwind of 4.8%, compared to a headwind of 3.2% in 2023. In both 2024 and 2023, revenue was impacted by a combination of lower comparative performance from Russia and the sale of the Group's businesses in Russia and Belarus partway through 2023, which in aggregate acted as a negative drag on performance by £389 million in 2024 and £380 million in 2023. After adjusting for the currency headwinds, revenue from combustibles at constant rates of exchange was down 1.6% to £21,748 million, having declined by 0.8% in 2023. In 2025, we expect significant combustible headwinds to impact performance in APMEA, particularly in Australia where new tobacco regulations come into effect in April 2025 and in Bangladesh following a substantial increase in excise and VAT. Amortisation of the U.S. Combustibles Brands Following a review of the Group's performance expectations in the U.S. reflecting continuing macro-economic headwinds, with effect from 1 January 2024, the Group’s indefinite-lived combustible brands are being amortised on a straight- line basis over periods not exceeding 30 years. In 2024, and the immediate years following this change in accounting estimate, the increase in annual amortisation expense was £1.4 billion. Note: 1. Scientific evidence available at www.regulations.gov/ comment/FDA-2021-N-1349-175111 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Quality Growth Our Combustible Products Continued 36

As well as offering less risky*† nicotine-based alternatives, we see a new range of non-nicotine- based products forming an expanding part of our portfolio. Highlights As consumers increasingly seek products offering Wellbeing and Stimulation characteristics, our venturing unit, Btomorrow Ventures (BTV), is partnering to strengthen our positioning in this market. Our well-established market research has given us a detailed understanding of consumer needs, allowing us to invest in, acquire and develop natural ingredients and new delivery formats that satisfy these needs. We believe our supply chain strengths and trade market capabilities mean that, when ready, we can deliver associated products to consumers at speed and scale. BTV has completed 28 investments since its launch in 2020, and continues to invest in innovative, consumer-led brands, new sciences and technologies, and sustainability to support the Group’s transformational strategy for A Better Tomorrow™. In 2024, BTV launched a new £200 million fund, continuing its commitment to minority investments, with a focus on the Wellbeing and Stimulation space. This funding is in addition to the original £150 million fund in 2020. Throughout 2024, BTV has continued to support its portfolio of companies with a number of follow-on investment rounds and commercial partnerships with BAT, including new investments in a U.S.-based adaptogens and nootropics beverage company, Hop Wtr Inc., and a German AI- powered sustainable packaging company, one.five. As discussed in note 27 in the Notes on the Accounts on page 336, in November 2023, the Group announced the signing of an agreement for a further proposed investment in Organigram of CAD$125 million (£74 million), payable across three tranches, with approvals received from the shareholders of Organigram on 18 January 2024. On 24 January 2024 and 30 August 2024, BAT made the first and second tranche investments of CAD$42 million (£24 million) each respectively. The final tranche is due on 28 February 2025. The Group’s equity position at 31 December 2024 was c.30.6% and is anticipated to rise to c.36.65% (restricted to 30% voting rights) once the final tranche has been completed. The Group has continued to explore Beyond Nicotine organically through our subsidiary, The Water Street Collective Ltd, with a series of pilot launches of our own functional shot brand, Ryde. This offers a scientifically formulated range of Energy, Focus and Relax products in three markets – Australia, Canada and the U.S. Find out more at www.btomorrowv.com+ Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA as to these products without agency clearance. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Beyond Nicotine 37

Dynamic Business The Dynamic Business pillar envisages a future-fit, data-driven organisation; ensuring we are efficient and effective in all of our operations. This will ensure that we deliver financial flexibility to invest in our business, people and products to win in a fast-changing environment and deliver superior returns to our investors. The key building blocks of the Dynamic Business pillar are: Exciting, Winning Company Operational Excellence Capital Effectiveness Our commitments under Dynamic Business: Creating a diverse, inclusive and people-oriented place to work Being data-driven and delivering operational excellence/cost management Focused on investors’ returns An Exciting and Winning Company A Better Tomorrow™ At BAT, our people are the heart of our business and they are key to driving our purpose. This is why our focus on culture transformation is so important. Our 2024 people strategy is centred around three ambitions for 2030: – enabling tomorrow’s success for our business and colleagues; – creating an amazing people experience; and – making BAT the place to be for current and prospective talent. This is complemented by our six corporate Values, which act as a compass to ensure our people have a clear understanding of what is expected of them to help us Build a Smokeless World™. The Values are: – Truly inclusive – Empowered through trust – Stronger together – Love our consumer – Passion to win – Do the right thing. We purposefully designed our people strategy to ensure we can be ready for future changes and respond to consumer needs at pace. Our strategy is anchored around five bold intentions which we expect to be owned and driven by every people leader at BAT. People Strategy Shaping a performance-driven & dynamic organisation As a responsible employer, we are focusing on the link between accountability, performance and reward to ensure we meet the needs of our business and our people. We also regularly assess the design of our organisation to make sure it is adaptable, enabling us to access and develop the capabilities we need to help deliver our purpose. Our efforts to create a great experience for our people have been recognised externally, and we are proud that we have won awards for being an employer of choice – including recognition in 2024 as a Global Top Employer for the seventh consecutive year. Nurturing relevant capabilities From global graduates to senior hires, we are committed to attracting, developing and retaining talent to drive our transformation agenda - whether through in-house development, assignments, or hiring new skills. We have invested significantly in our learning and development programmes to ensure they are impactful and deliver the capabilities we require. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business Strategic Pillar Overview 38

In 2024, we launched three new global programmes focused on developing capabilities in areas such as Supply Chain for multi-category markets, Brand Management, Science, Innovation and Leadership. Accelerating simplification & digitalisation Our focus over the next two years will be on driving simplification in our people processes, further leveraging digitalisation, and ensuring our line managers are equipped with the data, insights and foresights they require. Creating a purposeful & energising environment We pride ourselves on being a diverse, global, people-centric organisation that respects and fosters conscious inclusion. Being truly inclusive is one of our core values and it is integral to our identity at BAT. Alongside our six corporate Values and the Diversity and Inclusion enablers we have in place, we are transforming our approach to employee listening and wellbeing to ensure everyone feels supported and included. In 2024, we launched our Truly Inclusive Leaders Programme which aims to help our leaders to develop inclusive mindsets and behaviours, fostering a psychologically safe and inclusive work environment. This programme encourages self-reflection and aims to spark cultural transformation at BAT through critical questioning, awareness and open conversations for ongoing improvement. To deliver on our commitment to well- being, we introduced our Global Benefits & Wellbeing guidelines and the LiveWell framework across all markets. The LiveWell framework reflects a holistic view of wellbeing, focusing on emotional, physical, financial, and social pillars. Informed by employee needs and feedback, the framework drives greater consistency across our offerings, ensuring we prioritise wellbeing and create an empowering environment where our people can thrive both personally and professionally. Evolving into a future-ready HR function While our people strategy is ultimately owned by the Human Resources (HR) function, every leader at BAT is a co-owner and responsible for ensuring its effective deployment across the business. To achieve this, we will continue to work with our HR teams around the world to equip them with the skills needed to help BAT and its leaders to achieve our strategic ambitions. For more information on our Employee Communities, see pages 110 to 111 + Operational Excellence Focus areas Delivering on our refined corporate strategy and Building a Smokeless World will require greater focus on our global execution. This includes getting the U.S. back to growth, where and how we allocate resources at a regional and market level, and driving greater productivity while reducing complexity. Getting the U.S. back to growth In 2024, we made investments to further bolster our portfolio, following a deep and thorough review in 2023. We reinvigorated our Modern Oral offering with the launch of a new Velo mix, and the introduction of Grizzly Modern Oral. Recognising the importance of our U.S. business to our future growth, we will continue to invest and focus on sharpening our portfolio management, strengthening our route-to-market, and further leveraging our broad, digitally enabled, revenue growth management capabilities. We are confident this should drive quality growth over the longer-term and ensure greater resilience through economic cycles. Driving productivity and growth Through our digital transformation, we are increasing our use of data to become a data-led organisation. Our focus is on the effective and efficient delivery of our market-leading products and innovations to satisfy consumers, drive growth and create value and Build a Smokeless World. In order to meet and respond to the challenges of an ever-changing external environment, we continue to invest in technology to be a more efficient and effective business, with AI-enabled, data-driven systems and ways of working to match. Under the Operational Excellence pillar of our refined corporate strategy, three focus areas will be key to driving progress: optimising our manufacturing operations; reducing complexity in our ways of working and processes, including using AI and data- enabled technology; and our Global Business Services (GBS) Centres of Excellence. At-scale operations We have a global manufacturing footprint designed to ensure an efficient supply chain across both combustible and Smokeless products. Manufacturing tobacco and nicotine products is a large-scale operation and we have state-of-the-art manufacturing facilities all over the world. In 2024, the Group manufactured cigarettes in 37 factories in 35 countries. Our factory outputs and facilities vary significantly in size and production capacity. We also have manufacturing sites for our range of Smokeless products. In line with our corporate commitment to fight climate change, our factories have in place decarbonisation, water usage and waste optimisation programmes. We work to ensure that our costs are globally competitive and that we use our resources as effectively as possible. Our production facilities are designed to meet the needs of an agile and flexible supply chain. We also use third-party manufacturers to manufacture the components required, including the devices, related to our Smokeless New Category products. Such third-party manufacturers supplement our own production facilities in the U.S., Poland and Indonesia to produce the liquids used in Vapour products. By continuing to improve our productivity in all areas of our supply chain, we can increase our profitability and continue to deliver sustainable returns to our shareholders. However, it is not just about today, it also underpins our future. The more efficient and effective we become, the more we are able to generate funds to invest in the things that will fuel future growth: our products, our innovations and our people. Working with farmers While we do not own tobacco farms or directly employ farmers, we source tobacco leaf directly from c.91,000 contracted farmers and through third- party suppliers mainly in emerging markets. With our contracted farmers, we continually strive to improve sustainability and viability. We focus on improved quality, cascading more resistant hybrid seeds, tailored mechanisation to reduce costs of production, and increased yield. We review our contracts on an annual basis considering Group requirements over the medium-term to promote the stability of demand and supply on production volume. We have similar expectations of our third-party suppliers in relation to their farmer contracts. As with any other global agricultural commodity, international tobacco prices vary from year to year. This is driven by changes in the cost of production, like labour costs and agricultural inputs, local inflationary pressures and economic, political and market conditions, as well as climatic conditions that impact supply, demand and quality of the tobacco grown. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 39

Cash generation Maximising cash generation is an essential component in our capital allocation decisions. While the Group remains highly cash generative, cash is a critical resource to ensure that we can invest in the right opportunities in Building a Smokeless World. Recent macro-economic trends including geopolitical instability, conflicts, inflation and interest rate volatility have meant that cash is a costly resource. As such, internally generated cash and working capital are much more valuable and they must be mobilised effectively and optimised efficiently. This will be done by continuing to focus on a high cash conversion rate as well as rigorous focus on working capital. Maximising our investments As we continue to build A Better Tomorrow™, the Group seeks to optimise the return on our investments and seeks to invest in the right opportunities. In 2025, the Group expects to invest around £650 million of gross capital expenditure to enhance our growth opportunities and deliver operational efficiencies. This includes purchases of property, plant and equipment and certain intangibles, and the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing software and IT systems and the expansion of our New Categories portfolio). We will continue to proactively assess the performance of our assets to ensure value is maximised through operational returns or through disposal. In addition, as part of our transformation we invest in the Wellbeing and Stimulation space and through our venturing unit, Btomorrow Ventures, and in the cannabis space, including in Organigram. Our commitment: To continue to actively assess investments, be it for acquisition or disposal, to maximise our delivery and provide the right infrastructure for the BAT of tomorrow. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business Strategic Pillar Overview Continued 40 Capital Effectiveness Capital Effectiveness is a key focus of delivering a Dynamic Business to Build a Smokeless World. The key objective is to unlock shareholder value by optimising access, utilisation and return of capital resources. The key initiatives include: – maximise our cash generation; – invest in the right opportunities; – optimise the return on our investments; – reduce our debts; and – generate sustainable returns. Our active capital allocation framework considers the continued investment in our transformation, the macro- environment, potential future litigation and regulatory outcomes. Our Board continues to review our capital allocation priorities including both internal and external opportunities and stakeholders while considering the uncertain macro-environment, foreign exchange fluctuations and higher interest rates.

Reducing debt Total borrowings (which includes lease liabilities) decreased to £36,950 million in 2024 (2023: £39,730 million). Total borrowings include £670 million (31 December 2023: £700 million) in respect of purchase price adjustments related to the acquisition of Reynolds American Inc. As discussed on page 55, the Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis. We have a debt rating of Baa1 (stable outlook), BBB+ (stable outlook), BBB+ (stable outlook) by Moody's, S&P and Fitch. Given current geopolitical and economic challenges, the Group aims to: – de-lever our gross debt levels (from £37.0 billion in 2024); and – moderate the annual Net Financing Cost levels to support the overall strategy of the Group. This is expected to deliver a resilient balance sheet, able to withstand future uncertainties, while providing increased flexibility for the Group to be able to invest in future growth opportunities and sustainably return excess cash to shareholders. This is expected to de-risk the future solvency and liquidity risk as referred to on page 160, whereby the Group's ability to refinance debt as it matures will be enhanced. Our commitment: To retire debt in a sustainable manner, reducing our risk of refinancing and net finance cost exposures. Our record: Since the acquisition of Reynolds American Inc. in 2017, we have consistently reduced our borrowings from £49.1 billion to £37.0 billion at 31 December 2024. Generate sustainable returns Generating shareholder value, via sustainable returns, is an integral part of our strategic ambition. Over the past 25 years we have consistently grown the dividend per ordinary share on absolute terms. On 13 February 2025, the Company announced that the Board had declared an interim dividend of 240.24p per ordinary share, payable in four equal quarterly instalments of 60.06p per ordinary share in May 2025, August 2025, November 2025 and February 2026. This represents an increase of 2.0% on 2023 (2023: 235.52p per share, up 2.0%). The Board is committed to strengthening the balance sheet to provide greater business reliance during an uncertain macro-economic environment, whilst aiming to reduce leverage. We strongly believe that share buy-backs have an important role to play within our capital allocation framework. Accordingly, the Group undertook a £700 million share buy-back programme in 2024, with a further £900 million to be executed in 2025. Our commitment: Progressive dividend – in sterling terms, by reference to the Group’s dividend policy which is to pay dividends of 65% of long- term sustainable earnings. Please refer to the dividend policy on page 449. To buy back shares in a sustainable programme, with reference to our narrowed target leverage range. Our record: In 2024, 2023 and 2022, we have returned: – £5.2 billion (2023: £5.1 billion; 2022: £4.9 billion) via dividends; and – £0.7 billion via share buy-backs in 2024. – £2.0 billion via share buy-backs in 2022. Since 2020, we have returned a total of £27.5 billion to shareholders. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 41

2024 has been a year of stabilisation as we build stronger foundations. We believe we have the right capabilities and that our investment approach is strengthening our business to create opportunities for further growth. David Waterfield President and CEO (Reynolds American Inc.) 2024 revenue by category Revenue by category as % of total Region 2024 2023 New Categories 9.6 8.8 Traditional oral 9.4 9.4 Combustibles 80.6 81.2 Other 0.4 0.6 Top markets: The U.S. is a top market for Cigarettes, Vapour, Modern Oral and Traditional Oral products Volume (units) 2024 vs 2023 2023 vs 2022 2022 New Categories: Vapour (units mn) 287 -3.7% 298 -6.6% 320 HP (sticks bn) — — — — — Modern Oral (pouches bn) 1.0 +234% 0.3 -1.3% 0.3 Traditional Oral (stick eq bn) 5.3 -8.9% 5.8 -10.9% 6.6 Cigarettes (bn sticks) 47 -10.1% 52 -11.4% 59 Other (bn sticks eq)* — -20.3% — -5.6% — Total Combustibles 47 -10.1% 52 -11.3% 59 Note: * Other includes MYO/RYO. Revenue (£m) 2024 vs 2023 vs 2023 (adj at cc) 2023 vs 2022 vs 2022 (adj at cc) New Categories: Vapour 998 -3.5% -0.8% 1,033 +13.1% +13.8 % HP — — — — — % — % Modern Oral 80 +223% +232% 25 -32.2% -31.8 % Total New Categories 1,078 +1.8% +4.6% 1,058 +11.3% +12.0 % Traditional Oral 1,058 -6.1% -3.4% 1,127 -4.0% -3.4 % Total Smokeless 2,136 -2.2% +0.5% 2,185 +2.9% +3.5 % Combustibles 9,094 -6.7% -4.1% 9,744 -6.9% -6.4 % Other 48 -25.3% -22.7% 65 +44.1% +45.2 % Revenue 11,278 -6.0% -3.4% 11,994 -5.1% -4.5 % Profit from operations/operating margin 2024 vs 2023 vs 2023 (adj at cc) 2023 vs 2022 vs 2022 (adj at cc) Profit/(loss) from operations (£m) 4,087 n/m -3.5% (20,781) -435% +0.4 % Operating margin (%) +36.2% 209.5 ppts -10 bps -173% -222.4 ppts 2.8 ppts Note: n/m refers to movements that are not meaningful -30 bps 18.9% Cigarette value share change Smokeless revenue as % of total revenue BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business U.S. United States 42

Revenue and Profit from Operations In 2024, reported revenue declined 6.0% to £11,278 million, with 2023 down 5.1% to £11,994 million. Excluding the impact of translational foreign exchange, this was a decline of 3.4% in 2024 (2023: down 4.5%). Continued growth in New Categories and pricing in combustibles in both years was more than offset by lower combustibles volume (down 10.1% in 2024 and 11.3% in 2023). Both years were negatively impacted by the continued pressure of macro-economic headwinds, squeezing consumer affordability (which particularly impacted the Group's premium skewed portfolio) and, in 2023, the impact of the flavour ban in California (which particularly impacted Newport and Camel) and the continued growth in illicit single-use Vapour products which we estimate to be almost 70% of the total U.S. Vapour market. Reported profit from operations was £4,087 million in 2024 compared to a loss of £20,781 million in 2023, which was a decline of 435% from a profit of £6,205 million in 2022. The comparative movements are largely due to the £4.3 billion impairment of goodwill and £23.0 billion impairment largely in respect of the carrying value of some of the Group's acquired U.S. combustibles brands recognised in 2023 and not repeating in 2024. In 2024, the Group impaired the carrying value of Camel Snus, due to changing consumer dynamics, by £646 million. In 2024, the Group recognised net income of £132 million in connection with the settlement of historical litigation in respect of the Fox River. Also in 2023, an extreme weather event caused the destruction of a warehouse and stock of tobacco leaf, the impact of which was a charge of £9 million. Excluding the adjusting items and the impact of translational foreign exchange (which was a headwind in both years), adjusted profit from operations declined by 3.5% (2023: 0.4% increase) on a constant currency basis as the impact of lower combustibles volume and commercial initiatives in 2024 more than offset the growth of Modern Oral. Following a review of the Group's expectations from the U.S. combustibles market reflecting continuing macro- economic headwinds, from 1 January 2024, the Group commenced amortising the remaining U.S. combustible brands (Newport, Camel, Natural American Spirit and Pall Mall) over a period not exceeding 30 years. The non-cash charge was £1.4 billion in 2024 and has been treated as an adjusting item. Please refer to note 12 in the Notes on the Accounts. New Categories The U.S. is the world's largest Vapour market. In 2024, the Group maintained leadership in value share (of closed systems consumables in tracked channels), down by 2.0 ppts to 50.2%, (having increased 5.4 ppts to 52.1% in 2023). Price/mix was positive in both years (2024: +2.9%; 2023: +20.4%), yet in 2024 it was insufficient to offset the decline in Vapour consumable volume of 3.7% in 2024 (2023: down 6.6%), driven by the growth of illicit single-use nicotine products which we estimate to be almost 70% of the total U.S. Vapour market. Accordingly, Vapour revenue was down 3.5% to £998 million (2023: up 13.1% to £1,033 million) being a decline of 0.8% (2023: increase of 13.8%) at constant rates of exchange. We welcome the FDA’s marketing authorisation for our Vuse Alto device and tobacco flavour consumables, demonstrating that marketing these products are appropriate for the protection of public health. We are also encouraged by the FDA's actions, the implementation of vapour directories and continued signs of illicit products volume decline in Louisiana. However, we believe much more effective enforcement is needed to drive a meaningful impact. This is why we have taken the proactive step of filing two complaints with the U.S. International Trade Commission. One of those complaints – based on patents – is ongoing and under investigation. The other complaint – based on unfair competition – was strategically withdrawn so we can re- file to introduce new evidence that would increase likelihood of a favourable outcome. Please refer to page 29 for further details on our views regarding regulation in the U.S. In Modern Oral, our volume share increased by 2.1 ppts with volume up 234% to 1.0 billion pouches (2023: down 1.3% to 0.3 billion pouches) driven by our refreshed Velo brand expression and Grizzly Modern Oral roll-out. While we await the outcome of our PMTA submission for our successful European product, Velo 2.0, we are encouraged that we have started to reinvigorate our performance in 2024. Modern Oral revenue increased in 2024 to £80 million, driven by the traction of our refreshed Velo brand expression and Grizzly Modern Oral roll-out. The Group reinvested in trade activation in 2023, leading to a decline in net pricing of 30.5% and revenue down to £25 million in that year. Combustibles Combustibles revenue was 6.7% lower in 2024 at £9,094 million (2023: down 6.9% to £9,744 million). Excluding a translational foreign exchange headwind of 2.6% in 2024 (2023: 0.5% marginal headwind), this was a decrease of 4.1% (2023: down 6.4%). The positive impact from pricing continued in 2024 at +6.0% (2023: +4.9%) but in both years was more than offset by a reduction in volume of 10.1% to 47 billion sticks in 2024, having declined 11.3% (to 52 billion) in 2023. Both years were negatively impacted by the continued pressure of macro-economic headwinds, with growth in the deep- discounted category (in which the Group is not present), the growth of illicit single-use Vapour products as consumers increased polyusage, and in 2023 the impact of the flavour ban in California (which particularly impacted Newport and Camel). Accordingly, industry volume was down 8.4% (2023: down 7.5%), with the Group underperforming the market due to the premium skewed portfolio and the higher exposure to the menthol category. While our premium volume share was up 50 bps, driven by the performance of Newport soft-pack and Natural American Spirit, total volume share was flat (2023: 10 bps decrease). Value share of cigarettes fell 30 bps (2023: down 60 bps). See page 36 for a discussion on regulatory developments during 2024 and 2023. Also, as stated on page 36, based upon the published science, we believe that a ban on menthol cigarettes would negatively affect, not benefit, public health. We believe a ban on menthol is contrary to the FDA’s stated goal of reducing the health effects of tobacco use. Traditional Oral Traditional Oral revenue declined 6.1% (2023: down 4.0%), being a decline of 3.4% (2023: 3.4% lower) at constant rates of exchange, as pricing in both years was more than offset by the lower volume, down 8.9% in 2024 and 10.9% in 2023. The decrease was driven by the continued strong macro- economic headwinds and the accelerated cross-category use of Modern Oral category and reduced consumption. 2023 was also impacted by the normalisation of inventory levels (being a drag of 1.7% on that year). Value share of Traditional Oral was down 40 bps (2023: up 40 bps), while volume share was down 40 bps (2023: down 20 bps). The decline in both 2024 and 2023 was driven by strong macro-economic headwinds leading to consumers changing behaviour, impacting our premium skewed portfolio. Note: In 2024, the Group changed from Marlin to Retail Scan Data (RSD) to provide market share data for the U.S. Vapour and Oral categories resulting in a revised 2023 position of 52.1% (2022: 45.6%) for Vapour value share and 4.5% (2022: 3.9%) for Modern Oral volume share, while the 2023 movement in Traditional Oral volume share was revised to a decline of 20 bps, with no change to value share. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 43

With nearly 20% of total revenue now delivered by our Smokeless products, we are demonstrating the Group's ability to turn aspiration into sustainable economic reality. We have overcome a number of challenges in 2024 and 2023, but have a strong portfolio to continue to drive value into 2025 and beyond. Fred Monteiro Regional Director 2024 revenue by category Revenue by category as % of total Region 2024 2023 New Categories 18.7 17.1 Traditional oral 0.4 0.4 Combustibles 76.2 77.8 Other 4.7 4.7 Top markets: Cigarettes: Brazil, Germany, Mexico, Romania HP: Germany, Greece, Hungary, Italy, Poland, Romania, the Czech Republic Vapour: Canada, France, Germany, Poland, Spain, the UK Modern Oral: Denmark, Norway, Poland, Sweden, Switzerland, the UK Volume (units) 2024 vs 2023 2023 vs 2022 2022 New Categories: Vapour (units mn) 276 -11.5% 312 +19.4% 261 HP (sticks bn) 8 -24.6% 11 -7.5% 12 Modern Oral (pouches bn) 6.3 +50.2% 4.2 +36.5% 3.1 Traditional Oral (stick eq bn) 0.8 -3.3% 0.8 -5.2% 0.8 Cigarettes (bn sticks) 238 -10.2% 265 -5.3% 280 Other (bn sticks eq)* 11 -11.6% 13 -12.0% 14 Total Combustibles 249 -10.2% 278 -5.7% 294 Note: * Other combustibles includes MYO/RYO. Revenue(£m) 2024 vs 2023 vs 2023 (adj at cc) 2023 vs 2022 vs 2022 (adj at cc) New Categories: Vapour 611 -10.8% -8.8% 686 +47.6% +46.9 % HP 443 -12.2% -10.4% 505 +2.3% +3.0 % Modern Oral 676 +40.3% +44.4% 482 +41.5% +44.6 % Total New Categories 1,730 +3.5% +6.1% 1,673 +28.8% +29.6 % Traditional Oral 34 -5.8% -3.6% 36 +1.7% +7.9 % Total Smokeless 1,764 +3.3% +5.9% 1,709 +28.1% +29.0 % Combustibles 7,039 -7.5% -1.7% 7,614 +0.3% +2.9 % Other 438 -6.7% +0.2% 468 +28.2% +25.2 % Revenue 9,241 -5.6% -0.3% 9,791 +5.4% +7.6 % Profit from operations/operating margin 2024 vs 2023 vs 2023 (adj at cc) 2023 vs 2022 vs 2022 (adj at cc) (Loss)/Profit from Operations (£m) (3,464) -208.5% +1.5% 3,194 +9.2% +5.9 % Operating Margin (%) -37.5% -70.1 ppts 70 bps +32.6% 1.1 ppts -50 bps flat 19.1% Cigarette value share change Smokeless revenue as % of total revenue BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business AME Americas and Europe 44

Revenue and Profit from Operations Reported revenue in 2024 was 5.6% lower than 2023 (2023: up 5.4%) despite the continued growth in New Categories revenue (2024: up 3.5%, 2023: up 29%). This was offset by lower combustible volume (down 10.2% in 2024 and 5.7% lower in 2023). In both 2024 and 2023, revenue was negatively impacted by the timing of the sale of the Group's businesses in Russia and Belarus partway through 2023. In 2024, this was a negative drag of £479 million, while it was a drag of £456 million in 2023, against the comparable year's performance. Translational foreign exchange was a headwind in 2024 of 5.3%, compared to a headwind of 2.2% in 2023. Excluding the impact of currency, revenue declined 0.3% on a constant rates basis (2023: up 7.6%), with 2024 impacted by the sale of the Group's businesses in Russia and Belarus partway through 2023. The growth in 2023 was driven by higher revenue in Germany, T&uuml;rkiye, Poland and Brazil, more than offsetting the impact of the sale of Russia and Belarus in the period. Reported profit from operations declined by 208.5% to a loss of £3,464 million in 2024. This compares to a profit of £3,194 million in 2023 (up 9.2%). Both years were affected by a number of adjusting items. These were, in aggregate, charges of £6,784 million in 2024 compared to charges of £266 million in 2023. In summary these were: – total charges of £6,203 million in 2024 following the publication of a proposed settlement of litigation in Canada (see page 328); – a charge of £449 million in 2024 in respect of an excise assessment in Romania; – impairment charges of £149 million in 2024 in respect of fixed assets, including the Group's head office in London and the intention to seek an orderly exit from Cuba; – charges of £353 million in 2023, including the reclassification of foreign exchange reserves, related to the sale of the Group's businesses in Russia and Belarus - please refer to note 6 in the Notes on the Accounts; and – non-repeating net income in 2023 of £120 million in respect of the recognition of credits regarding the calculation of VAT and excise tax claims in prior periods. Excluding the impact of currency and adjusting items (described above), the regional performance was driven by: – T&uuml;rkiye where the combustibles portfolio performed well with higher volume and pricing; – Germany, driven by our HP portfolio; – Romania, following continued strong combustibles pricing and growth in New Categories; – the UK, driven by continued growth in our New Categories portfolio; and – the Nordics, Switzerland and Italy, which all improved their New Categories financial performance. These factors were partly offset by: – a decline in adjusted profit from operations from Canada, driven by lower combustibles volume and a lack of enforcement of illegal single-use vapour products following the flavour ban in the province of Qu&eacute;bec; and – the timing of the sale, partway through the year, of the Group's businesses in Russia and Belarus, which was a negative drag of £193 million in 2024 and £126 million in 2023. At constant rates of exchange, adjusted profit from operations was up 1.5% in 2024 (2023: up 5.9%). New Categories Revenue from Vapour was down 10.8% in 2024, having grown 47.6% in 2023. Pricing remained a positive contributor to performance in both years, with price/mix of +2.7% in 2024 and +27.5% in 2023. However, Vapour consumables volume in 2024 was down 11.5%, having grown 19.4% in 2023. The decline in 2024 was largely due to Canada where a lack of enforcement of illegal single-use products following the flavour ban in the province of Qu&eacute;bec has impacted volume, down 32%, yet we maintained our leadership position with value share at 85.9% (down 6.7 ppts) in 2024, having grown 2.1 ppts in 2023. We continue to approach the growing modern single-use product category in a responsible way (through Underage Access Prevention programmes and enhanced product Take-Back schemes). The rechargeable closed system device segment began to return to growth at industry level in Europe with Vuse Go Reload, our new rechargeable closed system, performing well. We believe we are well-positioned to capitalise on this momentum with global leadership in the rechargeable closed segment, with value share of 59.9%. However, the growth of the single-use segment in 2024 and 2023 has impacted our value share of closed system consumables across a number of markets. For example, in the UK, our value share declined 90 bps to 8.9%, with the UK another example of where a lack of enforcement of regulations (in respect of the volume of liquids in Vapour products) is negatively impacting the legitimate market. Following the Mexican Government’s decision to ban the sale of Vapour products, Vuse will no longer be sold in Mexico. We believe this decision runs contrary to the Mexican Government’s goal of reducing smoking rates, a goal we share. Smokeless products, including vapour devices, are an effective way of helping smokers switch away from cigarettes. In 2024, HP volume declined by 24.6% (2023: down 7.5%), with revenue 12.2% lower at £443 million (2023: up 2.3% to £505 million). The region now represents 39.9% of our global HP volume. In 2024 and 2023, our HP performance was negatively impacted by the timing of the sale of the Group's businesses in Russia and Belarus, which offset an improved performance in Germany, Poland and Italy. Our aggregate category volume share in top HP markets*, was 17.1% in 2024, being flat against 2023. In 2024, Modern Oral revenue grew 40.3% (2023: up 41.5%), led by 50.2% volume growth (2023: 36.5% increase). Having increased our geographic footprint with expansion of Modern Oral into Finland, Italy and France during 2023, we remain the clear market leaders (by volume share) in 21 Modern Oral markets. From a high base, volume share in our Top AME markets was down 10 bps at 64.7%. As the Modern Oral category continues to grow and becomes more established in Europe, we continue to see strong growth in adult consumer numbers. In Sweden, Velo is the largest (by volume share) of any snus or Modern Oral nicotine pouch brand**. Combustibles In 2024, revenue was 7.5% lower, compared to an increase of 0.3% in 2023. Favourable price/mix in both years (of +5.7% in 2024 and 8.6% in 2023) was offset by the impact of lower combustible volume, down 10.2% in 2024 and 5.7% in 2023. Excluding the impact of translational foreign exchange, at constant rates of exchange, revenue declined 1.7% (2023: 2.9%). The decrease in combustible volume in both 2024 and 2023 was largely driven by the sale of the Group's businesses in Russia and Belarus partway through 2023. In 2024, our performance was also driven by lower volume in Canada which more than offset higher volume in T&uuml;rkiye, the continued improvement in volume in Brazil and higher volume in Mexico. This compares to 2023, when lower volume in Canada, Chile and Romania was partly offset by T&uuml;rkiye, Germany, Brazil and Mexico. Cigarette value share was flat in 2024. 2023 cigarette value share was flat as increases in Mexico, Italy, Germany, Spain, France and Colombia was offset by lower value share in Brazil, the UK, Canada, the Czech Republic and Denmark. Cigarette volume share grew 20 bps (2023: up 10 bps) with volume share up in Brazil and Mexico partially offset by Romania and Germany. Notes: * The Top markets were revised in 2024, with a reduction in volume share in respect of 2023 to 17.1% (for HP) and 64.7% (for Modern Oral). ** Source: Based on NielsenIQ volume share of Total Oral. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 45

I am extremely proud of our performance in 2024, a year where we have delivered revenue growth, excluding FX, across all products while also driving an increase in profit and margin. Michael (Mihovil) Dijanosic Regional Director 2024 revenue by category Revenue by category as % of total Region 2024 2023 New Categories 11.7 11.2 Traditional oral 0.0 0.0 Combustibles 85.1 86.4 Other 3.2 2.4 Top markets: Cigarettes: Bangladesh, Japan, Pakistan HP: Japan, South Korea Volume (units) 2024 vs 2023 2023 vs 2022 2022 New Categories: Vapour (units mn) 53 +19.1% 44 +43.1% 31 HP (sticks bn) 13 -0.2% 13 +4.9% 12 Modern Oral (pouches bn) 1.0 +16.8% 0.9 +36.2% 0.6 Traditional Oral (stick eq bn) — — — — — Cigarettes (bn sticks) 220 -7.3% 238 -10.6% 266 Other (bn sticks eq)* 2 -7.2% 2 -3.1% 2 Total Combustibles 222 -7.3% 240 -10.6% 268 Note: * Other combustibles includes MYO/RYO. Revenue (£m) 2024 vs 2023 vs 2023 (adj at cc) 2023 vs 2022 vs 2022 (adj at cc) New Categories: Vapour 112 +19.6% +23.7% 93 +60.5% +74.6 % HP 478 -2.8% +5.6% 491 -13.2% -7.3 % Modern Oral 34 +5.7% +10.0% 32 +50.3% +70.8 % Total New Categories 624 +1.0% +8.6% 616 -4.5% +2.6 % Traditional Oral — — — — — — Total Smokeless 624 +1.0% +8.6% 616 -4.5% +2.6 % Combustibles 4,552 -4.2% +3.5% 4,750 -4.5% +5.2 % Other 172 +31.1% +59.8% 132 +18.9% +32.0 % Revenue 5,348 -2.7% +5.4% 5,498 -4.0% +5.5 % Profit from operations/operating margin 2024 vs 2023 vs 2023 (adj at cc) 2023 vs 2022 vs 2022 (adj at cc) Profit from Operations (£m) 2,113 +15.1% +7.5% 1,836 +31.9% +6.9 % Operating Margin (%) +39.5% 6.1 ppts 80 bps +33.4% 9.1 ppts 60 bps flat 11.7% Cigarette value share change Smokeless revenue as % of total revenue BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business APMEA Asia-Pacific, Middle East and Africa 46

Revenue and Profit from Operations Reported revenue declined 2.7% to £5,348 million (2023: declined 4.0% to £5,498 million). Our reported performance is affected by translational foreign exchange, which was a headwind in both years. Excluding the impact of this translational foreign exchange, revenue was up 5.4% against 2023, itself an increase of 5.5% compared to 2022, at constant rates. The performance in both 2024 and 2023 was driven by the continued growth in New Categories and favourable pricing in combustibles (2024: 10.8%; 2023: 15.8%), notably in Pakistan, New Zealand, Bangladesh, Sri Lanka, Kenya, Nigeria and Saudi Arabia in 2024. These more than offset lower combustibles volume (down 7.3% in 2024 and 10.6% in 2023). Reported profit from operations increased 15.1% to £2,113 million, while 2023 was up 31.9% to £1,836 million. The comparative performance in 2023 reflected a number of charges that impacted 2022 and, because they did not repeat to the same scale in 2023, led to a commensurate increase in performance. These included: – charges related to the allegation of historical breaches of sanctions (of which £75 million was recognised in 2023, compared to £450 million in 2022, as described on page 50 and in note 6(h) in the Notes on the Accounts on page 281); – the exit from Egypt (£118 million, recognised in 2022); and – a charge of £79 million (related to the conclusion of the investigation into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act). 2023 was also negatively impacted by the impairment of South African goodwill of £291 million due to the continued negative impact of illicit trade. In 2024, as a result of the upcoming regulations that are expected to impact the sale of tobacco and Vapour products, goodwill associated with Malaysia was impaired by £39 million. Excluding adjusting items and the translational foreign exchange headwind, the performance in 2024 was driven by: – Japan, following the volume growth and improved financial performance of our HP portfolio; – Sri Lanka, largely due to pricing in combustibles as the economy recovers from the financial crisis; – Saudi Arabia, driven by pricing of combustibles; – Indonesia, where combustibles volume grew; and – Asset sales, including in West Africa as the Group exited Mali. These more than offset a decline in Australia (driven by lower industry volume) and in Sudan, where the Group was negatively impacted by the ongoing conflict leading to supply chain disruptions. Adjusted profit from operations at constant rates of exchange increased 7.5% in 2024, having increased 6.9% in 2023. New Categories Total revenue from New Categories increased 1.0% to £624 million (2023: declined 4.5% to £616 million), with both years impacted by translational foreign exchange headwinds. On a constant currency basis, revenue from New Categories increased 8.6% in 2024 and 2.6% in 2023. Excluding translational foreign exchange, which we believe reflects the operational performance, this was driven by: – Vapour, with revenue up 23.7% in 2024 (2023: up 74.6%) led by a combination of higher volume (up 19.1% in 2024 and up 43.1% in 2023) and price/mix in 2024 of +4.6% driven by South Korea and New Zealand; and – Modern Oral, as revenue grew 10.0% in 2024, led by higher volume (up 16.8%), while price/mix was a negative drag of 6.8%. The revenue performance was fuelled by robust growth from Global Travel Retail and continued strong Emerging Market volume performance in Pakistan (up 27.3%). Our insights and foresights in these markets give us confidence in our ability to unlock the Emerging Market opportunity for Modern Oral going forward. In 2023, revenue increased by 70.8%, driven by volume (up 36.2%) and price/mix (up 34.6%); and – HP revenue was higher by 5.6% in 2024 (2023: down 7.3%), driven by the strength of our innovations and activation of our commercial plans in Japan. The decline in 2023 was despite a further increase in consumable volume (up 4.9% to 12.6 billion sticks), as this was more than offset by the competitive pricing environment in Japan in that year which included the final step in the five-year excise harmonisation programme, leading to a decline in regional price/mix of 12.2%. Combustibles Revenue from combustibles declined by 4.2% to £4,552 million (2023: down 4.5% to £4,750 million), with both years impacted by the translational foreign exchange headwind. At constant rates of exchange, revenue increased 3.5% in 2024 and by 5.2% in 2023. In 2024, this was driven by pricing in Pakistan, New Zealand, Bangladesh, Sri Lanka, Kenya, Nigeria and Saudi Arabia more than offsetting lower volume in Bangladesh and Australia and the negative impact of the supply chain disruption in Sudan. In 2023, this was driven by combustibles pricing of +15.8%, notably in Pakistan, which more than offset a decrease in total combustible volume of 10.6%, as lower volume in Pakistan more than outweighed higher volume in Bangladesh. In 2024, value share was flat (2023: down 60 bps), with volume share up 40 bps (2023: down 20 bps), as volume share gains in Bangladesh and Pakistan were partly offset by reductions in Japan. In 2025, we expect significant combustible headwinds to impact performance in APMEA, particularly in Australia where new tobacco regulations come into effect in April 2025 and in Bangladesh following a substantial increase in excise and VAT. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 47

Highlights Revenue -5.2% New Categories revenue growth and pricing in combustibles offset by the sale of our Russian and Belarusian businesses partway through 2023, lower combustibles volume and currency headwinds. Excluding currency, revenue was down 0.5% Profit from Operations £2,736m Profit from operations was £2,736 million compared to a loss of £15,751 million in 2023. On an adjusted, constant currency basis, profit from operations declined 0.2%, with an improvement in the financial performance of New Categories offset by the impact of the sale of our Russian and Belarusian businesses partway through 2023. Diluted EPS 136.0p This compares to a loss of 646.6p in 2023. Adjusted diluted EPS up 1.7% at constant rates of exchange Dividend per share 240.24p Dividend per share up 2.0% at 240.24p Non-GAAP Measures In the reporting of financial information, the Group uses certain measures that are not defined by IFRS, the Generally Accepted Accounting Principles (GAAP) under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance. The principal non-GAAP measures which the Group uses are adjusted profit from operations, adjusted net finance costs, adjusted taxation and adjusted diluted earnings per share, which are before the impact of adjusting items and are reconciled from profit from operations, net finance costs, taxation and diluted earnings per share. The Group also uses adjusted share of post-tax results of associates and joint ventures, and underlying tax rate. Adjusting items are significant items in profit from operations, net finance costs, taxation and the Group’s share of the post- tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of revenues by product category (including revenue generated from Vapour, Heated Products, Modern Oral, New Categories as a whole, Combustibles and Traditional Oral), including by geographic segment (including revenue generated in the United States, Americas and Europe and Asia-Pacific, Middle East and Africa). As an additional measure to indicate the results of the Group before the impact of exchange rates on the Group’s results, the movement in revenue, adjusted profit from operations, adjusted net finance costs and adjusted diluted earnings per share are all shown at constant rates of exchange. These non-GAAP measures are explained, defined and reconciled from the most comparable GAAP metric on pages 395 to 410 and note 2 in the Notes on the Accounts. Use of Organic Measures for Remuneration Purposes The sale of our businesses in Russia and Belarus completed in September 2023. The sale was not treated as a discontinued operation as, in our judgement, this was neither a sale of a business line (as the Group continues to manufacture and sell cigarettes and New Category products elsewhere in the world) or a disposal of a major geographic area of operations (as the impact of the sale was 1.8% of Group revenue and 1.5% of profit from operations, excluding the impact of adjusting items of the Group’s performance in 2023), as discussed on page 337. However, due to the scale of the businesses and the timing of the transactions, this is a drag on our comparative performance. Where appropriate, the impact has been explained in the following review of the Group's financial results. As shown on pages 229 to 230, the Group's KPIs for the purposes of remuneration have been revised to be on an organic basis, excluding the results of Russia and Belarus in the current and comparator period. Full reconciliations from the relevant IFRS measure have been provided on pages 395 to 406. The discussion of 2022 results that are not necessary to an understanding of the Group’s financial condition, changes in financial condition and results of operations is excluded from this Financial Review in accordance with applicable U.S. securities laws. Discussion of such 2022 metrics is contained in the Group’s Annual Report on Form 20-F 2023, which is available at bat.com/annualreport and has been filed with the SEC. Information contained in pages 30 to 38, pages 50 to the first column on page 58 and from the heading ‘Retirement benefit schemes’ on page 58 to page 59 of the Annual Report on Form 20-F 2023 are accordingly incorporated by reference into this Annual Report on Form 20-F 2024 only to the extent such information pertains to the Group’s financial condition and results of operations for the fiscal year ended 31 December 2022. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business Financial Performance Summary 48

Revenue In 2024, revenue was £25,867 million (down 5.2%), with 2023 1.3% lower than 2022 at £27,283 million. Translational foreign exchange impacted both years (2024: 4.7% headwind; 2023: 2.9% headwind). Revenue at constant rates of exchange declined 0.5% (2023: up 1.6%). In both 2024 and 2023, our performance was negatively impacted by the sale of our Russian and Belarusian businesses, which completed in September 2023. A combination of the timing of the sale and a lower performance from Russia was a comparative drag on revenue by £479 million (in 2024) and £456 million (in 2023) versus the respective prior period. Our New Categories portfolio continued to perform well with revenue up 6.1% in 2024 and 17.8% in 2023 (at constant rates). In combustibles, revenue declined 6.4% to £20,685 million (2023: down 4.0% to £22,108 million). Continued robust combustibles price/mix (of 5.3% in 2024, compared to 7.5% in 2023) was more than offset by lower cigarette volume (down 8.9% in 2024 at 505 billion sticks, having declined 8.2% in 2023 to 555 billion sticks) and the impact of translational foreign exchange movement (2024: 4.8% headwind; 2023: 3.2% headwind). Consequently, revenue from combustibles declined 1.6% (at constant rates of exchange) in 2024, having declined 0.8% in 2023. In the U.S., Group combustibles volume was down 10.1% in 2024 and 11.3% in 2023, as both years were negatively impacted by the continued pressure of macro-economic headwinds, with growth in the deep- discounted category (in which the Group is not present), the growth of illicit single-use Vapour products as consumers increased polyusage, and in 2023, the impact of the flavour ban in California (which particularly impacted Newport and Camel). Accordingly, industry volume was down 8.4% (2023: down 7.5%) in the U.S. on a sales to wholesaler basis. Reconciliation of revenue to revenue at constant rates 2024 2023 2022 £m Change % (vs 2023) £m Change % (vs 2022) £m Revenue 25,867 -5.2% 27,283 -1.3% 27,655 Impact of exchange 1,284 813 Revenue at constant rates 27,151 -0.5% 28,096 +1.6% 27,655 Profit From Operations Profit from operations was £2,736 million compared to a loss in 2023 of £15,751 million, which was a decline of 250% on 2022. Our performance in 2023 was negatively impacted by the impairment charge against goodwill in the U.S. of £4.3 billion as a non- cash adjusting charge. This reflects the ongoing difficult macro-economic environment and continued drag on our legal Vapour business by the illicit single- use products in that market. Also in 2023, we recognised a non-cash adjusting impairment charge of £23 billion largely against our U.S. combustible brands which have been previously recognised as indefinite-lived. We commenced amortisation of these brands from 1 January 2024 with an increase in amortisation charges of £1,427 million in 2024. In 2024, an impairment charge of £646 million was recognised in respect of Camel Snus, driven by the lower performance of that brand as consumers switch to Modern Oral products. Camel Snus will be amortised as a definite lived brand, effective 1 January 2025. Please refer to note 12 for more details. Our reported performance in both years was also impacted by the sale of the Group's businesses in Russia and Belarus partway through 2023 and, in 2023, lower comparative sales in Russia. This was a headwind of £193 million in 2024 and £126 million in 2023. Our financial performance in 2024 was also impacted by charges recognised in respect of the ongoing litigation in Canada (£6,203 million, discussed on page 328), a £449 million charge in respect of an excise assessment in Romania and £149 million of fixed asset impairments related to the Group’s London head office and the intention to seek an orderly exit from Cuba. This compares to 2023, which was impacted by additional charges related to the sale of the Group's businesses in Russia and Belarus. 2024 was impacted by a translational foreign exchange headwind (2023: headwind). Revenue (£m) £25,867m -5.2% 2024 2023 25,867 27,283 -5.2% -1.3% Definition: Revenue recognised, net of duty, excise and other taxes. l IFRS GAAP l KPI l NON-GAAP Change in revenue at constant rates (%) -0.5% 2024 2023 -0.5% +1.6% Definition: Change in revenue before the impact of fluctuations in foreign exchange rates. l IFRS GAAP l KPI l NON-GAAP Profit from operations (£m) £2,736m 2024 2023 2,736 -15,751 Definition: Profit for the year before the impact of net finance costs/income, share of post-tax results of associates and joint ventures and taxation on ordinary activities. l IFRS GAAP l KPI l NON-GAAP Change in adjusted profit from operations at constant rates (%) -0.2% 2024 2023 -0.2% +3.1% Definition: Change in profit from operations before the impact of adjusting items and the impact of fluctuations in foreign exchange rates. l IFRS GAAP l KPI l NON-GAAP BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 49

Raw materials and other consumables costs increased 0.4% to £4,565 million in 2024, following a decrease of 4.9% to £4,545 million in 2023. The results in both years are impacted by translational foreign exchange (a tailwind in 2024, and a tailwind in 2023). Both years were negatively impacted by the macro-economic headwinds, with inflation of £387 million (or 6.5%) in 2024 (2023: £527 million (or 9.1%)) mainly due to higher leaf prices (impacted by adverse weather conditions) and manufacturing costs (labour and utilities). Results will likely continue to be impacted by inflationary forces (particularly related to tobacco leaf). Such pressures were offset by efficiency initiatives which delivered £402 million in 2024 (2023: £471 million) in total savings. Transactional foreign exchange was also a negative drag to our performance, at £136 million in 2024 and £293 million in 2023, due to movement in our operating currencies largely against the US dollar. Employee benefit costs increased 6.3% to £2,831 million (2023: down 10.4% to £2,664 million). The increase in 2024 was despite lower average overall headcount (2024: 48,209; 2023: 49,839) in part due to the sale of the Group’s businesses in Russia and Belarus in 2023. However, salary inflation and an increased headcount in the U.S. in line with reinvestment in trade capabilities led to an increase in expense. Depreciation, amortisation and impairment costs declined by £25,513 million to £3,101 million in 2024 compared to an increase of £27,309 million to £28,614 million in 2023. The aggregate decrease was largely due to the decision to commence amortisation of certain U.S. combustible brands over a useful economic life not exceeding 30 years, from 1 January 2024. That decision required, in 2023, the Group to recognise an impairment charge of £22,995 million as the brands were reclassified from indefinite to definite lived. While such an impairment charge did not repeat, in 2024, the Group's annual amortisation charge in respect of trademarks and similar intangible was higher at £1,652 million (2023: £237 million). In 2024, the Group also recognised an impairment charge of £646 million in respect of Camel Snus reflecting the ongoing market dynamics as consumers of traditional snus products increasingly adopt Modern Oral variants. In 2024, the Group recognised a goodwill impairment charge of £39 million in respect of Malaysia following the change in regulations regarding the sale of tobacco and vapour products. In 2023, goodwill impairment charges were £4,614 million, largely due to ongoing difficult U.S. macro-economic environment, uncertainty regarding the impact of the potential menthol ban and continued drag on our legal Vapour business by the illicit single-use products in that market. These are described in notes 4, 6 and 7 in the Notes on the Accounts. Expenditure on research and development was £380 million in 2024 (2023: £408 million), with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes. Other operating income decreased by £92 million to £340 million (2023: £432 million), as income in 2024 included the settlement of historical litigation in respect of the Fox River (£132 million). However, this was lower than 2023, which included income in respect of the Brazilian VAT and excise on social contributions claims of £167 million. Other operating expenses increased by £5,555 million to £13,093 million (2023: decrease of £1,480 million to £7,538 million). The increase in 2024 was largely due to the charges recognised in relation to proposed settlement in Canada (£6,203 million) and a charge of £449 million related to an excise assessment in Romania. The movement in 2023 was largely due to certain charges that arose in 2022 (including related to the DOJ/OFAC investigation concluded in that year and charges related to the decision to dispose of the Group's businesses in Russia and Belarus). The Group continued to invest in New Categories, maintaining the level of investment (in marketing spend and research and development) in line with 2023. As discussed in note 33 in the Notes on the Accounts (page 367), the Group incurred £66 million (2023: £27 million) of costs related to recycling (Take-Back and waste collection schemes). In both 2024 and 2023, extreme weather events led to charges of £11 million (in 2024) related to machinery damage and £9 million (in 2023) in respect of the destruction of a warehouse and stock of tobacco leaf. These charges are described in note 33 in the Notes on the Accounts. Adjusting items included within profit from operations totalled £9,154 million in 2024 (2023: £28,216 million). These related to: – trademark amortisation and impairment (2024: £2,279 million; 2023: £23,202 million) with the higher charge in 2023 due to the impairment of certain of the U.S. acquired brands as discussed on page 43 and within note 12 in the Notes on the Accounts. 2024 also included an adjustment for the impairment charge in respect of Camel Snus of £646 million and goodwill in Malaysia of £39 million;  – charges in respect of the potential settlement in Canada of £6,203 million, being in respect of: – cash and cash equivalents and investments held at fair value (totalling £2,456 million) at the balance sheet date that is expected to be included in any future settlement; and – a provision in respect of the Group's estimate for the remaining liability (£3,747 million) that will be settled by payments made based upon future performance; – charges of £449 million in respect of an excise assessment in Romania; – other litigation costs of £157 million (2023: £96 million) which, in both periods, was mainly in respect of U.S. litigation costs including Engle progeny and other health- related claims. Included in 2024 is a credit of £2 million recognised for the settlement with the state of Idaho and a credit of £18 million related to the Washington portion of the 2004 Non-Participating Manufacturer adjustment award; – impairment charges in respect of fixed assets (£149 million) including the Group's head office in London and the intention to seek an orderly exit from Cuba; – a charge of £4 million (largely due to foreign exchange) related to the final payment made in respect of resolving the investigations by the DOJ and OFAC into historical breaches of sanctions (2023: £75 million); and – a credit as the Group settled the historical litigation in respect of the Fox River (£132 million). In 2023, the Group also recognised: – goodwill impairment of £4.6 billion largely recognised in respect of the U.S. business as discussed on page 43 and within note 12 in the Notes on the Accounts; – a net credit of £120 million largely related to the calculation of VAT and excise on social contributions in Brazil; and – charges of £353 million in respect of the sale of the Group's businesses in Russia and Belarus. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business Financial Performance Summary Continued 50

Adjusted profit from operations is the Group’s profit from operations before adjusting items referred to above. Adjusted profit from operations declined 4.6% to £11,890 million. On a constant currency basis, this was a marginal decline of 0.2%. New Categories continued to improve their financial performance, although this was more than offset by the impact of the sale of the Group's businesses in Russia and Belarus partway through 2023, which was a headwind on the 2024 performance by 1.6% and 0.8% on 2023. In 2023, adjusted profit from operations was up 0.5% to £12,465 million, being an increase of 3.1% on a constant currency basis. Operating Margin Operating margin in 2024 was up 68.3 ppts to 10.6% having declined -95.8 ppts to -57.7% in 2023. These movements were largely due to the impact of the impairment charges recognised in 2023 related to the U.S. goodwill and trademarks. Operating margin (%) +10.6% 2024 2023 10.6% -57.7 % Definition: Profit from operations as a percentage of revenue. l IFRS GAAP l KPI l NON-GAAP Adjusted operating margin (bps) 46.0% 2024 2023 46.0% 45.7% Definition: Adjusted profit from operations as a percentage of revenue. l IFRS GAAP l KPI l NON-GAAP Excluding the adjusting items, in 2024, adjusted operating margin increased  30 bps to 46.0%, compared to an increase of 80 bps in 2023. The improvement in both years was driven by the financial performance of New Categories which became profitable (on a category contribution basis) in 2023. Net Finance Costs In 2024, net finance costs were £1,098 million, a decline of £797 million on 2023 which, at £1,895 million, were £254 million higher than 2022. 2024 benefited from a net credit of £590 million related to the capped cash debt tender offers, which targeted series of low-priced, long-dated GBP-, EUR- and USD-denominated bonds, under which the Group repurchased bonds prior to their maturity in an aggregate principal amount of £1.8 billion, including £15 million of accrued interest, completed in May 2024 and, including other costs of £3 million, treated as an adjusting item. In 2023, the Group completed a tender offer to repurchase sterling-equivalent £3.1 billion of bonds, including £43 million of accrued interest. Other costs directly associated with the early repurchase of bonds, including the premium paid, were treated as adjusting items. 2024 and 2023 were impacted by a translational foreign exchange, being a tailwind of 1.5% in 2024 and a marginal headwind in 2023, due to the movements of sterling compared to the US dollar. Interest expense was lower (2024: £1,704 million; 2023: £1,786 million) driven by a reduction in short term funding requirements in the year. The Group’s average cost of debt was 4.9% in 2024, compared to 5.2% in 2023. However, the prior year included a fair value loss of £151 million. Excluding this, the average cost of debt was an increase in 2024 to 4.9% from 4.8% in 2023. Interest income was higher (2024: £251 million; 2023: £186 million), which was driven by higher cash balances resulting from the sale of a part of the ordinary shares held in the Group's main associate ITC, higher interest rates on local deposits and interest income of £110 million (2023: £90 million) in Canada. In 2021, the Group issued perpetual hybrid bonds totalling €2 billion, recognised, in line with IAS 32 Financial Instruments, as equity. Interest on such instruments is recognised in reserves rather than as a charge to the income statement in net finance costs. Accordingly, in 2024, in line with IAS 33 Earnings Per Share, £42 million (2023: £45 million) has been recognised as a deduction from earnings similar to non- controlling interests. Before adjusting items described above, interest related to the Franked Investment Income Group Litigation Order (FII GLO), as discussed on page 287 (£61 million; 2023: £60 million), a fair value loss on derivatives related to associates (£19 million), interest charges in respect of tax provisions (described in note 8 in the Notes on the Accounts), and the impact of translational foreign exchange, adjusted net finance costs were 10.2% lower in 2024 and 11.6% higher in 2023. The Group has debt maturities of around £3.3 billion annually in the next two years. Due to higher interest rates, net finance costs are expected to increase as debts are refinanced. Associates and Joint Ventures Associates largely comprised the Group’s shareholding in its Indian associate, ITC. The Group’s share of post-tax results of associates and joint ventures, included at the pre-tax level under IFRS, increased from £585 million to £1,900 million in 2024, driven by a credit of £1,361 million in respect of the sale by the Group of 436,851,457 ordinary shares held in ITC. The sale represents 3.5% of ITC's ordinary shares. The gain has been treated as an adjusting item. Included in the results for 2024 and 2023 are other adjusting items, which included a deemed gain of £18 million in 2024 (2023: £40 million), arising on the deemed disposal of part of the Group’s shareholding in ITC (due to issuances of ordinary shares under the ITC Employee Share Option Scheme). As a result of the above, the Group's share of ITC has reduced from 29.02% (31 December 2023) to 25.45% at 31 December 2024. 2023 was up 32.4% (from £442 million in 2022) largely due to the economic recovery in India from COVID-19. On 24 July 2023, ITC announced a proposed demerger of its ‘Hotels Business’ under a scheme of arrangement by which 60% of the newly incorporated entity would be held directly by ITC's shareholders proportionate to their shareholding in ITC. In January 2025, ITC Hotels Limited was listed and commenced trading on the National Stock Exchange of India (NSE) and Bombay Stock Exchange (BSE). The Group's direct stake in ITC Hotels Limited is 15%. In 2023, due to the volatility in global cannabis stock prices, the Group recognised an impairment charge (net of tax) of £34 million related to the Group's investment in Organigram Holdings Inc. In 2024, no further impairment was required. Excluding such adjusting items and the impact of translational foreign exchange, the Group’s share of associates and joint ventures on an adjusted, constant currency basis declined 6.2% in 2024 to £541 million, driven by the reduction in the Group’s shareholding in ITC. In 2023, this was an increase of 14.5% on 2022 in line with ITC’s improved performance in that year. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 51

Analysis of Profit from Operations, Net Finance Costs and Results from Associates and Joint Ventures - 2024 At constant rates1 Reported £m Adjusting items £m Adjusted £m Impact of exchange £m Adjusted at CC1 £m Profit from operations U.S. 4,087 2,299 6,386 194 6,580 AME (3,464) 6,784 3,320 192 3,512 APMEA 2,113 71 2,184 163 2,347 Total regions 2,736 9,154 11,890 549 12,439 Net finance costs (1,098) (491) (1,589) (27) (1,616) Associates and joint ventures 1,900 (1,379) 521 20 541 Profit before tax 3,538 7,284 10,822 542 11,364 Analysis of Profit from Operations, Net Finance Costs and results from Associates and Joint Ventures - 2023 At constant rates2 Reported £m Adjusting items £m Adjusted £m Impact of exchange £m Adjusted at CC2 £m (Loss)/profit from operations U.S. (20,781) 27,602 6,821 42 6,863 AME 3,194 266 3,460 87 3,547 APMEA 1,836 348 2,184 195 2,379 Total regions (15,751) 28,216 12,465 324 12,789 Net finance (costs)/income (1,895) 96 (1,799) 5 (1,794) Associates and joint ventures 585 (8) 577 34 611 (Loss)/profit before tax (17,061) 28,304 11,243 363 11,606 Analysis of Profit from Operations, Net Finance Costs and results from Associates and Joint Ventures - 20223 Reported £m Adjusting items £m Adjusted £m Profit from operations U.S. 6,205 630 6,835 AME 2,926 422 3,348 APMEA 1,392 833 2,225 Total regions 10,523 1,885 12,408 Net finance (costs)/income (1,641) 34 (1,607) Associates and joint ventures 442 92 534 Profit before tax 9,324 2,011 11,335 Notes: 1. As translated in 2023 rates of exchange. 2. As translated in 2022 rates of exchange. 3. Effective 2023, the Group changed the regional management structure from four regions to three regions, with 2022 data revised to reflect the new structure. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business Financial Performance Summary Continued 52

Tax In 2024, the tax charge in the income statement was £357 million, compared to a credit of £2,872 million in 2023 and a charge of £2,478 million in 2022. The effective tax rates in the income statement are therefore 10.1% in 2024, 16.8% in 2023 and 26.6% in 2022. These are affected by the inclusion of adjusting items described earlier and the associates and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding these items, the underlying tax rate for subsidiaries was 24.9% in 2024, 24.5% in 2023 and 24.8% in 2022. The marginal increase in the underlying tax rate in 2024 largely reflects the mix of profits and changes in legislation (including the new Pillar Two rules, described further below), while the marginal decrease in 2023 largely reflects the absence of one-off rate rises and mix of profits. See the section Non-GAAP measures on page 404 for the computation of underlying tax rates for the periods presented. During 2023 the Group recognised a further £70 million charge in respect of the ongoing tax disputes in the Netherlands, with a total provision at 31 December 2024 of £144 million. Appeal hearings took place in 2024, with the Court of Appeal judgment expected in the first half of 2025. Please refer to page 364, in note 31 of the Notes to the Accounts for further information. Tax strategy The Group’s global tax strategy is reviewed by the Board. The operation of the strategy is managed by the Chief Financial Officer and Group Head of Tax with the Group’s tax position reported to the Audit Committee on a regular basis. The Board considers tax risks that may arise as a result of our business operations. In summary, the strategy includes: – complying with all applicable laws and regulations in countries in which we operate; – being open and transparent with tax authorities and operating to build mature professional relationships; – supporting the business strategy of the Group by undertaking efficient management of our tax affairs in line with the Group’s commercial activity; – transacting on an arm’s-length basis for exchanges of goods and services between companies within the Group; and – engaging in pro-active discussions with tax authorities on occasions of differing legal interpretation. Where resolution is not possible, tax disputes may proceed to litigation. The Group seeks to establish strong technical tax positions. Where legislative uncertainty exists, resulting in differing interpretations, the Group seeks to establish that its position would be more likely than not to prevail. Transactions between Group subsidiaries are conducted on arm’s-length terms in accordance with appropriate transfer pricing rules and the Organisation for Economic Co-operation and Development (OECD) principles. The tax strategy outlined above is applicable to all Group companies, including the UK Group companies. Reference to tax authorities includes HMRC. The publication of this strategy is considered to constitute compliance with the duty under paragraph 16(2) Schedule 19 Part 2 of the UK Finance Act 2016. The Group is subject to the global minimum corporate tax framework applicable to multinational enterprise groups with global revenues over €750 million (Pillar Two rules) from 1 January 2024 and has applied the mandatory exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in accordance with IAS12 Income Taxes. Further information is provided in note 10 in the Notes to the Accounts. The taxation on ordinary activities was a charge of £0.4 billion in 2024, a credit of £2.9 billion in 2023 and a charge of £2.5 billion in 2022. Corporation Tax paid (due to the timing of Corporation Tax instalment payments which straddle different financial years) was £1.9 billion in 2024, £2.6 billion in 2023 and £2.5 billion in 2022. Our tax footprint extends beyond Corporation Tax, including significant payment of employment taxes and other indirect taxes, including customs and import duties. The Group also collects taxes on behalf of governments (including tobacco excise, employee taxes, VAT and other sales taxes). The major taxes paid in 2024 of £35.7 billion (2023: £39.1 billion, 2022: £40.4 billion) therefore consist of both taxes borne and taxes collected as shown in the table provided. Tobacco excise, net VAT and other sales taxes collected was impacted by the sale of the Group's businesses in Russia and Belarus partway through 2023. Major taxes paid 2024 (£bn) £35.7bn 2024 £bn 2023 £bn Tobacco excise, net VAT and other sales taxes (collected) 32.7 35.3 Corporation Tax (borne) 1.9 2.6 Customs and import duties (borne) 0.4 0.4 Employment Taxes (collected) 0.5 0.6 Employment taxes (borne) 0.2 0.2 Total 35.7 39.1 In addition to the major taxes, there are a host of other taxes the Group bears and collects such as transport taxes, energy and environmental taxes, and banking and insurance taxes. The movement in deferred tax shown below for the year 2024 reflects the Proposed Plans in Canada, described further in notes 24 and 31 in the Notes to the Accounts. For the year 2023, the movement relates primarily to the impairment of certain of the U.S. acquired trademarks. Further details of deferred tax movements are disclosed in note 16 in the Notes to the Accounts. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 53 Deferred tax asset/(liability) 2024 £m 2023 £m 2022 £m Opening balance (11,281) (17,746) (15,851) Difference on exchange (232) 762 (2,007) Credits to the income statement 2,176 5,577 174 Changes in tax rates 249 106 66 Other credits/(charges) to other comprehensive income (18) 12 (106) Net reclassification as held-for-sale — 8 (22) Closing balance (9,106) (11,281) (17,746)

Earnings Per Share Profit for the year was a profit of £3,181 million compared to a loss of £14,189 million in 2023 (itself a decrease of 307% from a profit of £6,846 million in 2022). The relative movement in both years was largely driven by the impairment, in 2023, of U.S. goodwill and some of the acquired combustibles brands totalling £27.3 billion. In 2024, the Group undertook a £700 million share repurchase programme, reducing the number of shares (for the purposes of the EPS calculation) by 0.62%. After accounting for the movement in non-controlling interests in the year, basic earnings per share were 136.7p (2023: -646.6p; 2022: 293.3p). In 2023, the Group reported a loss of £14,189 million for the year. Following the requirements of IAS 33, the impact of share options would be antidilutive. Therefore, they are excluded from the calculation of diluted earnings per share in accordance with IFRS in 2023, but are included in the calculation in 2024 and 2022. As the impact of share options on adjusted earnings per share would be dilutive in 2023, share options are included in adjusted diluted earnings per share for 2023, as well as 2024 and 2022. Diluted earnings per share1 were 136.0p in 2024, compared to loss of 646.6p in 2023 (2022: 291.9p profit). Earnings per share (EPS) are impacted by the adjusting items discussed earlier. Adjusted diluted EPS, as calculated in note 11 in the Notes on the Accounts, was 3.5% lower in 2024 at 362.5p, with 2023 ahead of 2022 by 1.1% at 375.6p. Adjusted diluted EPS at constant rates would have been 1.7% ahead of 2023 at 381.9p, with 2023 up 4.0% against 2022. As mentioned earlier, the sale of our businesses in Russia and Belarus was completed in September 2023. Due to the timing of the transactions, combined with a lower underlying performance as we reduced investment and focus on Russia in 2023, this was a drag on our comparative performance by 2.0% in 2024, and 1.2% in 2023, at the respective constant rates of exchange. Dividends The Group pays its dividends to shareholders over four quarterly interim dividends. Quarterly dividends provide shareholders with a more regular flow of dividend income and allow the Company to spread its substantial dividend payments more evenly over the year, aligning better with the cash flow generation of the Group and so enable the Company to fund the payments more efficiently. The Board seeks to reward shareholders with a progressive dividend, by reference to 65% of adjusted diluted EPS over the long-term. The Board has declared an interim dividend of 240.24p per ordinary share of 25p, payable in four equal quarterly instalments of 60.06p per ordinary share in May 2025, August 2025, November 2025 and February 2026. This represents an increase of 2.0% on 2023 (2023: 235.52p per share, up 2.0%) and a payout ratio, on 2024 adjusted diluted earnings per share, of 66.3% (2023: 62.7%). The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates. Under IFRS, the dividend is recognised in the year that it is approved by shareholders or, if declared as an interim dividend, by Directors, in the period that it is paid. The cash flow, prepared in accordance with IFRS, reflects the total cash paid in the period. Further details of the total amounts of dividends paid in 2024 and 2023 (with 2022 comparatives) are given in note 22 in the Notes on the Accounts. Dividends are declared and payable in sterling except for those shareholders on the branch register in South Africa, where dividends are payable in rand. The equivalent dividends receivable by holders of ADSs in US dollars are calculated based on the exchange rate on the applicable payment date. Further details of the quarterly dividends and key dates are set out under Shareholder Information on pages 449 and 450. Diluted earnings per share1 (p) 136.0p 2024 2023 136.0 -646.6 Definition: Profit attributable to owners of BAT p.l.c. over weighted average number of shares outstanding, including the effects of all dilutive potential ordinary shares. l IFRS GAAP l KPI l NON-GAAP Change in adjusted diluted EPS (%) -3.5% 2024 2023 -3.5% +1.1% Definition: Change in diluted earnings per share before the impact of adjusting items. l IFRS GAAP l KPI l NON-GAAP Change in adjusted diluted EPS at constant rates (%) +1.7% 2024 2023 +1.7% +4.0% Definition: Change in diluted earnings per share before the impact of adjusting items and the impact of fluctuations in foreign exchange rates. l IFRS GAAP l KPI l NON-GAAP Note: 1. Following the requirements of IAS 33, in 2023 the impact of share options would be antidilutive. Therefore, they are excluded from the calculation of diluted earnings per share in respect of 2023, but are included in the calculation in 2024 and 2022. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business Financial Performance Summary Continued 54

Treasury, Liquidity and Capital Structure The Treasury Function is responsible for raising finance for the Group and managing the Group’s cash resources and the financial risks arising from underlying operations. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the Group. Such instruments are only used if they relate to an underlying exposure; speculative transactions are expressly forbidden under the Group’s treasury policy. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Chief Financial Officer and Treasury Function. See note 26 in the Notes on the Accounts for further detail. It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group targets an average centrally managed debt maturity of at least five years of which no more than 20% matures in a single rolling year. As at 31 December 2024, the average centrally managed debt maturity was 9.5 years (2023: 10.5 years) with the highest proportion maturing in a single rolling 12-month period being 14.8% (2023: 15.7%). In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt (at least 50% fixed on a net basis in the short to medium term). The interest rate profile of liquid assets included in net debt are considered to offset floating rate debt and are taken into account in determining the net interest rate exposure. At 31 December 2024, the relevant ratios of floating to fixed rate borrowings after the impact of derivatives were 22:78 (2023: 10:90). On a net basis, after offsetting liquid assets and excluding cash and other liquid assets (including investments held at fair value) in Canada, which are subject to certain restrictions under Companies' Creditors Arrangement Act (CCAA) protection, the relevant ratio of floating to fixed rate borrowings was 13:87 (2023: 2:98). As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means. The Group continues to maintain investment‑grade credit ratings*, with ratings from Moody's, S&P and Fitch of Baa1 (stable outlook), BBB+ (stable outlook), BBB+ (stable outlook), respectively.. See Notes on the Accounts, note 26. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. Available facilities The Group maintains a £25 billion Euro Medium Term Note (EMTN) programme, and U.S. (US$4 billion) and European (£3 billion) commercial paper programmes to accommodate the liquidity needs of the Group. At 31 December 2024, no commercial paper was outstanding (2023: nil outstanding). Cash flows relating to commercial paper that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement. The Group’s main bank facility is a syndicated £5.4 billion committed revolving credit facility. This facility was undrawn at 31 December 2024 (31 December 2023: undrawn). In March 2024, the Group exercised the first of the one-year extension options on the £2.5 billion 364-day tranche of the revolving credit facility, with the second one-year extension subsequently exercised in February 2025. Effective March 2025, therefore, the £2.5 billion 364-day tranche will be extended to March 2026. Additionally, £2.85 billion of the five-year tranche remains available until March 2025, with £2.7 billion available to March 2026 and £2.5 billion available to March 2027. Also in 2024, the Group refinanced or extended short-term bilateral facilities totalling £2.4 billion. As at 31 December 2024, £nil million was drawn on a short-term basis with £2.4 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement. In January 2025, the Group entered into a medium-term facility of £503 million equivalent which was fully drawn. Following the initial filing in 2019, the Group's shelf registration statement on Form F-3 was renewed with the SEC in 2022, pursuant to which B.A.T Capital Corporation, BAT p.l.c. and B.A.T. International Finance p.l.c. may issue debt securities guaranteed by certain members of the Group from time to time. This forms part of the Group’s strategy to ensure flexible and agile access to capital markets and the registration statement is initially valid for three years. Use of facilities These facilities ensure that the Group has access to funding to supplement the cash available or generated by the business in the period to meet the operational (including working capital) and general corporate requirements including, but not limited to, the timing of payments in relation to: – dividends (2024: £5.2 billion; 2023: £5.1 billion); – net capital expenditure (2024: £0.4 billion; 2023: £0.5 billion); – Franked Investment Income Group Litigation Order (FII GLO) as described on page 287; – the expected payments in Canada in respect of the proposed settlement arrangement, as discussed on page 328; – Master Settlement Agreement in the U.S. (2024: £2.0 billion; 2023: £2.3 billion); – U.S. tax payments deferred from 2024 to 2025 of £700 million (US$895 million); – refinancing obligations; – share repurchase programme; and – other corporate activity, such as litigation or acquisitions, as relevant. Management believes that the Group has sufficient working capital for present requirements, taking into account the amounts of undrawn borrowing facilities and levels of cash and cash equivalents, and the ongoing ability to generate cash. Issuance, drawdowns and repayment in the period – In February 2024, the Group accessed the US dollar market under the SEC Shelf Programme, raising a total of US$1.7 billion across two tranches; – In March 2024, the Group repaid a £229 million bond at maturity; – In April 2024, the Group accessed the Euro market under its EMTN Programme, raising a total of €900 million; – To optimise the Group’s debt capital structure using available liquidity and to reduce gross and net debt, the Group completed capped cash debt tender offers in May 2024, targeting series of low-priced, long-dated GBP-, EUR- and USD-denominated bonds, pursuant to which the Group repurchased bonds prior to their maturity in a principal amount of £1.8 billion equivalent; and – In August, September and October 2024, the Group repaid US$1.9 billion, US$1 billion and €850 million of bonds at maturity, respectively. In 2023, the Group raised US$5 billion and €800 million and repaid bonds totalling €2.3 billion and US$598 million at maturity, while also repaying £3.1 billion pursuant to the tender offer targeting a series of GBP-, EUR- and USD denominated bonds maturing between 2024 and 2027. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Treasury and Cash Flow 55

Cash Flow Net cash generated from operating activities Net cash generated from operating activities decreased by £589 million to £10,125 million in 2024, compared to an increase of £320 million to £10,714 million in 2023. In 2024, translational foreign exchange was a headwind (2023: marginal headwind) due to the relative movements of sterling against the Group reporting currencies, notably the US dollar, in those periods. In 2024, the decrease was driven by: – The realisation, in 2023, of tax credits in Brazil that did not repeat; – Lower dividends received from the Group's associates of £406 million (2023: £506 million), mainly related to ITC, largely reflecting the reduced shareholding; – A payment of £390 million in respect of an excise assessment in Romania; and – Decreases in tax paid of £1,854 million, compared to £2,622 million in 2023 as £700 million have been deferred in the U.S. from 2024 until 2025. During 2024, the Group made the final payment in respect of the settlement agreements with the DOJ and OFAC in the amount of £267 million (2023: £262 million), while also receiving £132 million following the successful conclusion of litigation concerning the Fox River. In 2024, other litigation payments (mainly related to Engle and other health-related claims in the U.S.) were higher at £147 million (2023: £73 million). In 2023, the Group paid a one time payment of £59 million to settle the investigation by the Nigerian Federal Competition and Consumer Protection Commission (FCCPC). The Group made interim repayments to HMRC of £50 million in both 2024 and 2023, and intends to make further interim repayments in future periods in respect of the Franked Investment Income Group Litigation Order (FII GLO), as described on page 287. Summary Cash Flow 2024 £m 2023 £m 2022 £m Cash generated from operating activities 11,573 12,830 12,537 Dividends received from associates 406 506 394 Tax paid (1,854) (2,622) (2,537) Net cash generated from operating activities 10,125 10,714 10,394 Net cash from/(used in) investing activities 1,375 (296) (705) Net cash used in financing activities (10,632) (9,314) (8,878) Transferred from/(to) to held-for-sale — 368 (368) Differences on exchange (281) (292) 431 Increase in net cash and cash equivalents in the year 587 1,180 874 Net cash from/used in investing activities In 2024, net cash from investing activities increased to £1,375 million inflow (2023: £296 million outflow), due to £1,577 million net proceeds from the partial monetisation of our investment in ITC. This combined with a net inflow of £83 million from short-term investment products, including treasury bills, which compared to a net outflow of £43 million in 2023. As described earlier, the Group completed the sale of its businesses in Russia and Belarus in September 2023. Proceeds of £425 million were received in 2023, net of cash disposed of £266 million, being a net cash inflow from the disposal of £159 million, as shown in the cash flow statement on page 268. Purchases of property, plant and equipment were higher than 2023, at £486 million (2023: £460 million). In 2024, the Group invested £581 million in gross capital expenditure, an increase of 7.3% on the prior year (2023: £541 million). This includes purchases of property, plant and equipment and certain intangibles, and the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing software and IT systems and the expansion of our New Categories portfolio). The Group expects gross capital expenditure in 2025 of approximately £650 million. Net cash used in financing activities Net cash used in financing activities was an outflow of £10,632 million in 2024 (2023: £9,314 million outflow), with the outflow in each year largely driven by: – Dividend payments (2024: £5,213 million, up 3.1%; 2023: £5,055 million, up 2.8%). The movement in both years was affected by the higher dividend per share. The increase in 2024 was partially offset by the reduction in the number of shares due to the share buy-back programme undertaken in 2024; – The net repayment of borrowings (2024: £2,422 million; 2023: £1,635 million net repayment) as described on page 55; and – An outflow of £128 million (2023: £480 million outflow) related to derivatives; and – The purchases of shares under the 2024 share buy-back programme of £698 million. In 2024, interest paid increased by 1.2% to £1,703 million (2023: £1,682 million). In 2024, the Group repaid borrowings of £4.8 billion and issued £2.4 billion of new borrowings. The Group repaid borrowings of £6.8 billion in 2023, and issued £5.1 billion of new borrowings. Please refer to note 26 in the Notes on the Accounts for further details. Cash flow conversion The conversion of profit from operations to net cash generated from operating activities may indicate the Group’s ability to generate cash from the profits earned. Based upon net cash generated from operating activities, the Group’s conversion rate was 370% compared to -68% in 2023, impacted, in 2023 by the non-cash charges in respect of goodwill and trademark impairments described earlier. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business Treasury and Cash Flow Continued 56

Restricted cash Cash and cash equivalents include restricted amounts of £2,072 million (2023: £1,904 million) due to subsidiaries in CCAA protection (note 32 in the Notes on the Accounts) as well as £339 million (2023: £392 million) principally due to exchange control restrictions. Investments held at fair value through profit and loss include restricted amounts of £437 million (31 December 2023: £446 million) due to investments held by subsidiaries in CCAA protection, as well as £60 million (31 December 2023: £89 million) subject to potential exchange control restrictions (note 18 in the Notes on the Accounts). Borrowings and Net Debt Total borrowings (which includes lease liabilities) decreased to £36,950 million in 2024 (2023: £39,730 million). In 2024, translational foreign exchange, particularly related to the relative movement of the US dollar and Euro, was a headwind of £204 million (2023: £1,981 million tailwind). The movement in borrowings is impacted by the net repayment of bonds, as discussed on page 55, driven by the cash generated by the business after payment of dividends to shareholders. In 2024, this included the capped cash debt tender offers and subsequent repayment prior to their maturity in a principal amount of £1.8 billion of bonds. Total borrowings include £670 million (31 December 2023: £700 million) in respect of the purchase price adjustments related to the acquisition of Reynolds American Inc. As discussed on page 55, the Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis. Net debt is a non-GAAP measure and is defined as total borrowings (including related derivatives and lease liabilities) less cash and cash equivalents and current investments held at fair value. Net debt, at 31 December 2024, was £31,253 million (2023: £34,640 million; 2022: £39,281 million), with the movement partly due to a foreign exchange headwind of £674 million in 2024 (2023: £1,338 million tailwind) and the net repayment in borrowings described on page 55. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 57

Foreign Exchange Rates The principal currency exchange rates used to convert the results of the Group's foreign operations to sterling, for the purposes of inclusion and consolidation within the Group's financial statements, are indicated in the table below. Where the Group has provided results at constant rates of exchange, this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period, thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results. Accounting Policies The application of the accounting standards and the accounting policies adopted by the Group are set out in the Group Manual of Accounting Policies and Procedures (GMAPP). GMAPP includes the Group instructions in respect of the accounting and reporting of business activities, such as revenue recognition, asset valuations and impairment testing, adjusting items, the accrual of obligations and the appraisal of contingent liabilities, which include taxes and litigation. Formal processes are in place whereby central management and End Market management confirm adherence to the principles and the procedures and to the completeness of reporting. Central analyses and revision of information are also performed to ensure and confirm adherence. In order to prepare the Group’s consolidated financial information in accordance with IFRS, Management has used estimates and assumptions that affect the reported amounts of revenue, expenses and assets, and the disclosure of contingent liabilities, at the date of the financial statements. Accounting Estimates The critical accounting estimates are described in note 1 in the Notes on the Accounts and include: – review of asset values, including goodwill and impairment testing; – estimation of provisions, including as related to taxation and legal matters, specifically in respect of the potential settlement of the ongoing litigation in Canada; and – estimation and accounting for retirement benefit cost. Accounting Judgements The critical accounting judgements are described in note 1 in the Notes on the Accounts and include: – identification and quantification of adjusting items; – the determination as to whether the disposal of a business or businesses is significant enough to require disclosure as discontinued operations; – determination as to whether to recognise provisions and the exposures to contingent liabilities related to pending litigation (including as related to Canada) or other outstanding claims; – determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exist in relation to investments held by the Group; – review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency or multiple exchange rates; and – the determination as to whether perpetual hybrid bonds should be classified as equity instead of borrowings. Foreign Exchange Rates Average Closing 2024 2023 2022 2024 2023 2022 Australian dollar 1.937 1.873 1.779 2.023 1.868 1.774 Bangladeshi taka 147.803 134.747 115.040 149.662 139.909 123.502 Brazilian real 6.893 6.208 6.384 7.737 6.192 6.351 Canadian dollar 1.751 1.678 1.607 1.801 1.681 1.630 Chilean peso 1,206.394 1,044.498 1,076.291 1,245.543 1,113.264 1,024.811 Euro 1.181 1.150 1.173 1.209 1.154 1.127 Indian rupee 106.952 102.707 97.030 107.223 106.081 99.516 Japanese yen 193.583 174.883 161.842 196.827 179.721 158.717 Romanian leu 5.877 5.688 5.783 6.018 5.741 5.577 Russian ruble1 102.662 87.184 120.111 87.812 South African rand 23.423 22.962 20.176 23.633 23.313 20.467 Swiss franc 1.125 1.117 1.179 1.135 1.073 1.113 US dollar 1.278 1.244 1.236 1.252 1.275 1.203 Note: 1. As a result of the disposal of the Russian businesses, the 2023 rates reflect the average for the period ended and as at 13 September 2023, respectively. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dynamic Business Other Financial Information 58

Assessment as a Going Concern In conjunction with the assessment of viability, the Directors have also assessed the short-term cash flow forecasts and debt refinancing requirements. The Group has, at the date of this report, sufficient existing financing available for its estimated requirements for at least the next 12 months and beyond in respect of general corporate purposes, including in respect of the Master Settlement Agreement due in the U.S. in 2025 and other known liabilities or future payments (including interim dividends). The Group has £67 million of future contractual commitments (2023: £60 million) related to property, plant and equipment, as discussed in note 13 in the Notes on the Accounts. After reviewing the Group’s annual budget, plans and financing arrangements, including the availability of a £5.4 billion revolving credit facility, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20‑F. Off-balance Sheet Arrangements and Contractual Obligations Except for certain indemnities, the Group has no significant off-balance sheet arrangements other than in respect of leaf purchase obligations. The Group has contractual obligations to make future payments on debt guarantees. In the normal course of business, it enters into contractual arrangements where the Group commits to future purchases of goods and services from unaffiliated and related parties. See page 413 for a summary of the contractual obligations as at 31 December 2024. Retirement Benefit Schemes The Group’s subsidiary undertakings operate defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution schemes. The most significant arrangements are in the U.S., the UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 70% of the current service cost. Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years. Contributions to the defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, taking into account regulatory environments. The present total value of funded scheme liabilities as at 31 December 2024 was £5,705 million (2023: £6,417 million), while unfunded scheme liabilities amounted to £734 million (2023: £785 million). The schemes’ assets decreased to £6,612 million from £7,317 million in 2023, itself a decrease from £7,424 million in 2022. The overall position for all pension and healthcare schemes in Group subsidiaries amounted to a net asset of £117 million at the end of 2024, compared to a net asset of £75 million at the end of 2023. Litigation and Settlements As discussed in note 31 in the Notes on the Accounts, various legal proceedings or claims are pending or may be instituted against the Group. Government Activity The marketing, sale, taxation and use of tobacco products have been subject to substantial regulation by government and health officials for many years. For information about the risks related to regulation, see page 157 and pages 422 to 430. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 59

Sustainable Future Building a Sustainable Future is about seeking to actively encourage adult consumers away from cigarettes and to smokeless alternatives sustainably, responsibly and with integrity. Science will be a primary driver of our efforts, supported by more active external engagement and regulatory focus, while embedding sustainability across our organisation. The key building blocks of the Sustainable Future pillar are: Tobacco Harm Reduction Acceptance Shaping the Landscape Leading in Sustainability and Integrity Our commitments under Sustainable Future: Building a Smokeless World Investing in the products, science and engagement to make A Better TomorrowTM a reality Conducting our business responsibly and with integrity Tobacco Harm Reduction Acceptance A Better Tomorrow™ through THR Our ambition is to reduce the health impact of our business, and this is front and centre of our corporate vision to create A Better Tomorrow™ by Building a Smokeless World. This approach is underpinned by Tobacco Harm Reduction (THR), which we believe is one of the greatest public health opportunities for global society today. This is why, for several years now, we have been transforming. Through the development of our portfolio of Smokeless products, we have invested significant resources into THR. This has resulted in Smokeless products becoming more acceptable to adult consumers who would otherwise continue to smoke, and commercially sustainable. Our engagement with regulators and policy makers on THR is underpinned by our open and transparent regulatory positions. Ultimately, we believe that our THR ambition will be quantified by a significant reduction in projected population level smoking-related morbidity and mortality. Why THR is important We know combustible cigarettes pose serious health risks, and that the only way to avoid those risks is not to start smoking or to quit. The World Health Organization estimates that smoking-related diseases cause over eight million deaths globally each year1. THR is a well-recognised public health strategy that aims to minimise the harm caused by smoking. This is done by encouraging adult smokers who would otherwise continue to smoke to switch completely to reduced-risk*†, Smokeless alternatives. Our aim is to provide such consumers with a range of products that deliver comparable satisfaction in nicotine delivery, use, and sensorial aspects. For example, while we are clear that our Smokeless products are not cessation products and are not marketed as such, some independent studies suggest that Vapour products are more successful than nicotine replacement therapy in helping people stop smoking2 by providing a satisfactory alternative to cigarettes. Over the past decade, significant progress has been made to accelerate the global THR journey. Today, there are four global categories of reduced-risk*† products: Heated Products, Vapour Products, Oral Tobacco Products and Oral Nicotine Pouches. The global adoption of these Smokeless product categories over the last 10 years is sizeable. It is estimated that there are now more than 115 million consumers of Smokeless products3. The latest estimate of the global number of vapers alone is 82 million.4 We know that stakeholders increasingly expect us to demonstrate that we are a purpose-driven enterprise. We are working towards a future where, ultimately, we move away from combustible cigarettes. World-class science Demonstrating the reduced-risk*† status, compared to smoking, of Smokeless products can only be achieved through robust science. This is why we invest significantly each year to find innovative ways to contribute to THR. We use various analytical and pre-clinical techniques, specialised laboratory technology and expertise to test our products, and aim to ensure they meet high quality standards. This is complemented by collaborations with global external researchers, and clinical research organisations, who bring independent and specialist expertise that enhances our internal capabilities. We are always innovating, experimenting, and delivering new Tobacco Harm Reduction solutions. This is why our Science and Product Innovation are so important to the business, accelerating pioneering approaches to our Smokeless products portfolio. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Strategic Pillar Overview 60

THR substantiation: Our nine-step risk assessment framework As most Smokeless alternatives are relatively new to the market, they lack the long-term epidemiological data, observed over many years, that could show their overall impact on public health. That is why it is necessary to take a 'weight of evidence' approach, using the best available data to draw conclusions. Drawing on work by the U.S. Institute of Medicine, we use our nine-step risk assessment framework. This evaluates the emissions, exposure and risk profile of our New Category products and compares them to smoking cigarettes or other comparators, such as nicotine replacement therapy. In terms of THR scientific substantiation, our Heated Products, Vapour, and Modern Oral products have been reported in peer-reviewed pre-clinical, clinical, and population level research publications and journals, summarising significant reductions in emissions, exposure and risk levels versus smoking. We aim to follow best practice and adhere to high standards of governance and ethics in all our scientific research. Regardless of the results, we are committed to sharing the outcomes. Our scientists have published more than 270 scientific papers to date about our New Category products. For more information on Tobacco Harm Reduction, see page 72 to 77 + Shaping the Landscape THR and nicotine For adult smokers who would otherwise continue to smoke, a choice of alternative Smokeless products to completely switch to is important. Societal sentiment towards nicotine is also crucial in THR. Particularly as a common misconception is that nicotine, as a substance, is the cause of smoking-related diseases. However, the primary cause of such diseases is not exposure to nicotine, but the toxicants released by the burning of tobacco. This fact is recognised by several regulators (including the U.S. FDA) and public health stakeholders (including the UK Royal College of Physicians). However, currently more than 60% of adults and 80% of doctors believe that nicotine causes cancer.5,7 With this level of misperception, and nicotine being a highly politicised topic, society's understanding of nicotine is one of several key challenges that still needs to be overcome to enable further THR progress. Through our global science engagement programme, we seek to progress our science with external scientists via peer review publications and conferences. As well as publishing our own research, our scientists also monitor and review external publications to gain a holistic view of the evidence base. We work hard to make our science accessible and understandable to a wider audience. We have a dedicated website www.bat-science.com. Most recently, we launched Omni™, an evidence-based manifesto for change, which captures BAT’s commitment and progress towards Building a Smokeless World to create A Better Tomorrow™. Backed by over a decade of evidence and experience, Omni™ offers insights into our scientific and real-world evidence of Tobacco Harm Reduction (THR) in action. Product innovation and choice Adult consumer choice is an important component of THR success. We recognise that smokers are most likely to switch to Smokeless alternatives when they find a product that delivers convenience and comparable satisfaction in the sensorial experience. That is why we offer a multi-category portfolio of Smokeless alternatives tailored to meet the varied preferences of different adult smoker consumer segments. Importantly, our products are supported by world-class science and robust product safety and quality standards. Our New Categories product innovation pipeline is based on data-driven foresights to anticipate category and consumer trends. Using consumer insights we deliver new product propositions that are consumer-centric in their design and performance, to meet the most important consumer preferences and opportunities. Our approach to regulation We recognise and support the objective of governments to reduce smoking rates and associated health impacts. We have always been clear that we support regulation which is based on robust evidence, tailored to local circumstances, and delivers on the intended policy aims, while preventing unintended consequences such as the growth in illicit markets. Although not risk-free, recent technological and scientific advancements in Smokeless products offer consumers the opportunity to enjoy nicotine products, without the need to burn tobacco. Our experience shows that where risk- proportionate regulation encourages smokers to choose these Smokeless alternatives instead of cigarettes, smoking rates can be more effectively reduced compared to relying on coercive policies which are either not based on evidence or which seek to prohibit products or behaviours.7 The success of THR will depend as much on progressive regulation as it will on changes in consumer behaviour. We believe both are essential if countries around the world are to achieve the accepted ‘smoke-free’ threshold of less than 5% smoking incidence in the population. Countries like Sweden have already started to demonstrate the art of the possible with THR. With the lowest smoking rates in Europe - 5.3% relative to the EU average of 23% in 2023, Sweden is on the verge of achieving its ‘no smoking target’ years ahead of the 2040 EU target. This is due to the widespread awareness, availability and usage of snus and other smokeless alternatives. Read more about our sustainability strategy and progress on pages 64 to 154+ Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. 1. Word Health Organization, WHO report on the global tobacco epidemic 2021: addressing new and emerging products. 2021. Available at: https://iris.who.int/ handle/10665/343287 2. Lindson N, Butler AR, McRobbie H, Bullen C, Hajek P, Begh R, Theodoulou A, Notley C, Rigotti NA, Turner T, Livingstone-Banks J, Morris T, Hartmann-Boyce J. Electronic cigarettes for smoking cessation. Cochrane Database of Systematic Reviews 2024, Issue 1. Art. No.: CD010216. DOI: 10.1002/14651858.CD010216.pub8. 3. Tobacco Intelligence, Regulatory & Market Intelligence for Alternative Tobacco & Nicotine Products, Nicotine Pouch Market Database, Quarter 1 Report. 2024. 4. Jerzyński, T. and Stimson, G.V. (2023), "Estimation of the global number of vapers: 82 million worldwide in 2021", Drugs, Habits and Social Policy, Vol. 24 No. 2, pp. 91-103. Available at: www.doi.org/10.1108/DHS-07-2022-0028 5. World, F. for a S.-F. (n.d.). Nearly 80% of Doctors Worldwide Mistakenly Believe Nicotine Causes Lung Cancer, Thwarting Efforts to Help One Billion Smokers Quit. [online] www.prnewswire.com. Available at: www.prnewswire.com/news-releases/nearly-80-of- doctors-worldwide-mistakenly-believe-nicotine-causes- lung-cancer-thwarting-efforts-to-help-one-billion- smokers-quit-301881655.html. 6. Fagerstr&ouml;m, K. (2022). Can alternative nicotine products put the final nail in the smoking coffin? Harm Reduction Journal, 19(1). doi:doi.org/10.1186/s12954-022-00722-5. 7. Weiger C, Moran MB, Kennedy RD, Limaye R, Cohen J. Beliefs and Characteristics Associated With Believing Nicotine Causes Cancer: A Descriptive Analysis to Inform Corrective Message Content and Priority Audiences. Nicotine Tob Res. 2022;24(8):1264-1272. doi:10.1093/ntr/ntac060. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 61

Our views on regulation of Smokeless tobacco and nicotine products We believe regulation should recognise that Smokeless tobacco and nicotine products are less risky than cigarettes and support their use as an alternative for those adult smokers who would otherwise continue smoking combustible products. There are four guiding principles that we believe should be applied to the development of any regulation of Smokeless products: – Based on science and evidence: Regulation should be based on the best available science and evidence for each product category and be proportionate to the risk of the product versus combustible tobacco. – Ensure product quality and consumer relevance: Regulation should mandate robust product quality and safety standards to protect consumers and allow access to products with satisfying nicotine levels and adult-targeted flavours. – Allow adult-only access: Regulation should enable adults to access and gain information about the availability of reduced-risk* products, while preventing use by the underage. – Enable effective enforcement: Regulation should include an effective regime for penalties, sanctions and enforcement to drive compliance. Regulation of New Category products continues to evolve. Globally, there are some regulators passing progressive laws that encourage adult smokers who would otherwise continue to smoke to switch to New Category products, but there are other regulators who view them more cautiously. As the science and evidence to substantiate these products grows, we hope to see more countries passing progressive regulations, further accelerating New Category growth and accelerating a reduction in smoking rates. We believe a stakeholder-inclusive, whole-of-society, open and honest dialogue is essential. That dialogue should include regulators, policy-makers, public health, consumers, and the industry. It is key to align all stakeholders on the positive public health potential and develop effective policies and consumer behaviour that can accelerate Tobacco Harm Reduction as quickly as possible. Regulation around New Category products should be founded on evidence and science, not opinion. Our views on a general regulatory framework, to maximise Smokeless products’ harm reduction potential, are outlined on page 63. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Strategic Pillar Overview Continued 62 Note: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

Maximising the harm reduction potential of Smokeless products: A regulatory framework In all countries, whether such a framework is in place or not, we are guided by our Product Stewardship approach – for quality and safety standards, and our Responsible Marketing Principles and Responsible Marketing Code to ensure that we market our products responsibly. – Regulations in all countries where cigarettes are sold should also allow a wide range of Smokeless alternatives to smoking to ensure that consumers can access these alternatives and make informed choices. – Nicotine levels should be established to ensure Smokeless products are a satisfying alternative for adult smokers. – A variety of adult-targeted flavours should be available, as evidence shows that certain flavours help smokers transition to reduced-risk*† alternatives. Flavours, packaging designs and descriptors that are particularly appealing to the underage should be prohibited. – Regulation should keep pace and be adaptable to new product innovation. This would allow scientific and technological advancements to deliver consumer-relevant new product propositions and solutions, so that smokers can access even better options to switch away from combustible cigarettes. – Robust and properly enforced product quality and safety standards should be at the heart of any regulation, to protect consumers. – Products should be used as intended by consumers and manufacturers should be required to ensure that all products are tamper-evident to secure product integrity. – The use and sale of smokeless tobacco and nicotine products by and to the underage should be prohibited by law. – Age-verification mechanisms should be mandated at point of purchase and, where feasible, regulation should aim to encourage the integration of underage access prevention technologies. – Communication is necessary to provide adult consumers with accurate information about reduced-risk products*†. Communication with adults should be permitted in adult- targeted touchpoints and display responsible content. – Any communication with consumers should have a clear and visible health warning and inform that nicotine-containing products are for adults only. – Regulation should provide enforcement authorities with the necessary powers to apply penalties and sanctions to those who fail to comply with regulations, particularly those who supply non-compliant products and provide products to those underage. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 63 Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. ACCESS TO CONSUMER RELEVANT PRODUCTS ADULT-ONLY CONSUMERS PRODUCT QUALITY AND SAFETY ROBUST ENFORCEMENT

64 Tackling global challenges SUSTAINABILITY SECTION

Dear Stakeholders, We are delighted to present an update on the progress we have made towards our sustainability commitments. While 2024 was marked by global political, economic and environmental challenges, our sustainability strategy remains focused on our purpose-led transformation. Our purpose – to create A Better Tomorrow™ by Building a Smokeless World – is anchored in reducing the health impact of our business. In doing so, maintaining a long-term vision and resilience in the face of evolving challenges remains of paramount importance. Sustainability is a core part of our Group transformation strategy. As we work towards our vision of Building a Smokeless World, we recognise that we must transform responsibly. We strive to reduce our use of natural resources, enhance the communities in which we operate, and deliver on our climate goals. In 2024, we refined our sustainability strategy, focusing on five impact areas: – Tobacco Harm Reduction (THR) – Climate – Nature – Circularity – Communities Deriving from our Double Materiality Assessment (DMA)^, these impact areas comprehensively capture our value chains and the views of both our internal and external stakeholders. The following section of the Combined Annual and Sustainability Report not only demonstrates the progress we are making towards our commitments through third-party assured data, but also includes featured stories from across our global operations. These underline how our global sustainability strategy is pursued and executed at a local level. We are proud to have received a Triple-A rating from CDP for our 2024 disclosures on Climate Change, Water Security and Forest, reflecting our commitment to environmental transparency and action. We are encouraged by the progress we are making towards building A Better Tomorrow™. Kingsley Wheaton Read more about our sustainability ratings performance in our 'Sustainability Performance Data Book' at bat.com/ reporting + Note: ^ Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Message from our Chief Corporate Officer 65 As we transform our business, we remain steadfast in our purpose of building A Better Tomorrow™. Kingsley Wheaton Chief Corporate Officer

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Our Sustainability Strategy 66 We have refined our Group sustainability strategy In order to better address our material sustainability topics^ and continue delivering value to our stakeholders, we have refined our Group sustainability strategy. By engaging with a cross-section of stakeholder groups, we have gained a better understanding of our challenges and opportunities, resulting in the identification of the five strategic impact areas, outlined below. These areas are supported by external reporting, stakeholder engagement and responsible business practices, guiding our future sustainability targets and ambitions. Our strategy reflects what's important to our employees, consumers, communities, investors, suppliers, and business partners. In my career at BAT, one constant truth has emerged: our markets serve as the backbone of our business. It is their collective effort that drives the Group's achievements, and that is why this year's sustainability report highlights the global challenges businesses like ours face, and the actions we are taking to address them. The following section evidences the local actions shared by practitioners across our markets, and provides an overview of our ambitions, impact, and performance at the Group level. We hope this overview demonstrates the Group’s efforts towards making a meaningful impact. Five strategic impact areas We seek to take a leading role in tackling some of the biggest global sustainability challenges. We aim to do this by responsibly Building a Smokeless World, reducing our use of natural resources and delivering our climate goals as we transition to A Better Tomorrow™. We strive to create a meaningful impact in the communities where we operate and inspire all our people to drive change. Discussing the Group’s sustainability strategy with Donato Del Vecchio, Chief Sustainability Officer. Note: ^ Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed there in are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities. Our sustainability strategy is a testament to our dedication to creating A Better Tomorrow™.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 67 Over the past decade, we have transformed our business and made significant progress on our goals. However, Building a Smokeless World is not without its roadblocks. We believe that progressive, evidence-based regulation – supported by meaningful enforcement – is the key to reducing smoking rates. We seek to engage with public health authorities and regulators, to support the development of policies and strategies that balance Tobacco Harm Reduction objectives with key concerns, such as underage access, environmental impacts and product safety. We continue to transition towards a low carbon economy by reducing our Scope 1 and 2 GHG emissions through improving energy efficiencies and increasing renewable energy use where available. We also continue to engage suppliers through our supplier enablement programme to tackle Scope 3 GHG emissions. In line with our climate transition efforts, we continue to focus on responsible sourcing practices and innovative product design to reduce our carbon footprint. For many years, our Global Leaf Agronomy Development (GLAD) centre has worked with our directly contracted farmers and Leaf suppliers to promote improved agricultural technologies and practices. Adoption of technology in agriculture is a core part of our nature strategy. We are investing in AI-driven tools to accelerate the analysis of agricultural data, to help farmers increase yields, reduce costs and minimise their environmental impact. Transitioning to a portfolio of Smokeless products presents challenges, particularly in relation to plastic waste. Our focus is on prioritising the use of materials that are sustainably produced and have a lower carbon footprint. Our corporate venturing arm, Btomorrow Ventures (BTV), actively scouts for and collaborates with startups to identify sustainable materials as well as solutions for waste reduction and resource recovery. We intend to design our product portfolio with circularity in mind and educate our consumers on its value. Our global footprint covers multiple supply chains, from agriculture to electronics and manufacturing. We support our farmers to enhance their livelihoods and build resilience, while keeping in mind our ambition to transition to a Smokeless World. We seek to responsibly source materials and respect the rights of our communities. Our direct employees are an integral part of our communities. We continue to build on our culture so that everyone feels welcome and valued for their unique contribution at work. Read more about NATURE on page 86+ Read more about CIRCULARITY on page 94+ CLIMATE NATURE CIRCULARITY COMMUNITIES Read more about THR on page 72+ Read more about CLIMATE on page 78+ Read more about COMMUNITIES on page 102+ THR www.asmokelessworld.com Omni ™ is an evidence-based manifesto for change, which captures BAT’s commitment and progress towards Building a Smokeless World to create A Better Tomorrow ™. Find out more: Refer to the BAT 'Reporting Criteria' for an overview of our sustainability performance data at bat.com/reporting +

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future 2024 Sustainability Highlights 68 THR Notes: 1. bat.com/commitment-to-responsible-vaping-products 2. ‘Mass-balance' is a principle that matches inputs (such as plastic waste) with outputs from a recycling or production process, to determine the recycled content (source: zerowasteeurope.eu/ wp-content/uploads/2021/05/rpa_2021_mass_balance_booklet-2.pdf). 3. See note 3 on p.111 for the definitions of Ethnically Diverse and Non-ethnically Diverse for the purposes of our International Pay Equity Analysis. CLIMATE NATURE CIRCULARITY COMMUNITIES Launched Omni™, our evidence-based manifesto for change, which captures our commitment and progress towards creating A Better Tomorrow™ by Building a Smokeless World. Updated our Responsible Marketing Principles (RMP) to reflect regulatory developments, our product portfolio and stakeholder expectations. Underlined our position on underage access, product safety and regulatory enforcement through the publication of our ‘Commitment to Responsible Vaping Products’1. Progressed towards our Scope 1 and 2 emission reduction targets. Energy reduction initiatives and increasing the use of renewable fuels resulted in a 42.6% reduction in these emissions versus our 2020 baseline. Reduced our total Scope 3 GHG emissions by 11% year-on-year. 23.5% of our suppliers of purchased goods and services by spend have now set Science Based Targets, an 8.5 percentage points increase versus 2023. Submitted our Net Zero Greenhouse Gas (GHG) emissions targets for validation to the Science Based Targets initiative (SBTi), in line with our climate transition efforts. Introduced a satellite monitoring system in Brazil to detect potential deforestation or conversion cases by tracking forest cover changes over time. Developed a regenerative agriculture framework which will be piloted in 2025. The framework includes a methodology for assessing and prioritising local risks and the monitoring of progress on the regeneration of the farmland ecosystem. Achieved our 2025 target for reduction in water withdrawn in 2023, two years ahead of schedule. We continue to work on maintaining this target, achieving a 47.4% reduction in 2024 (versus our 2017 baseline). Introduced and began testing a set of ecodesign principles, which will provide insights to support the reduction of our environmental impacts across the product life cycle. Launched in France, Ireland, Denmark, Sweden and the UK, two variants of Velo cans that were certified by the International Sustainability and Carbon Certification (ISCC), for using bio-plastic or Post-Consumer Resin (PCR) plastic through a mass-balance approach2. Partnered with a waste management company, to pilot a collection and recycling programme in Nottinghamshire in the UK for used vapour products. Revised our living income methodology to better represent living costs in rural areas and are in the process of co-creating action plans with suppliers to target key income drivers for farmers. In response to our growing electronics supply chain, we continue to work with the Responsible Business Alliance (RBA) as a Supporter Member. This gives us access to the Responsible Mineral Initiative and RBA-approved auditors who conduct on-site labour audits of our suppliers. Maintained our year-on-year consistency in compensating men and women within 1% of one another, as well as Ethnically Diverse3 and Non-ethnically Diverse3 groups within 1% of one another for performing the same work or work of equal value.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Tracking Progress 69 50% absolute reduction in Scope 1 and 2 GHG emissions by 2030 versus 2020 baseline2 % change in emissions relative to baseline 0 -50% 2022 2023 2024 -18.4% -27.1% -42.6% 50% of our revenue from Smokeless products by 2035 % of revenue from Smokeless products 0 20% 2022 2023 2024 14.8% 16.5% 17.5% 50 million Smokeless product consumers by 20301 Number of consumers‡ (millions) excluding Russia and Belarus 0 50 2022 2023 2024 22.3 25.5 29.1 30.3% absolute reduction in Scope 3 Forest, Land and Agriculture (FLAG) GHG emissions by 2030 versus 2020 baseline2 % change in emissions relative to baseline +50 0 -30% 2021 2022 2023 18% 6% -22% 42% absolute reduction in Scope 3 Industrial (non-FLAG) GHG emissions by 2030 versus 2020 baseline2 % change in emissions relative to baseline +50 0 -42% 2021 2022 2023 4% 2% -9.8% Deforestation and Conversion Free tobacco supply chain by 2025 % wood used in our Thrive Supply Chain3 with Deforestation and Conversion Free (DCF) Status 0 100% 2022 2023 2024 95.5% 96.5% 98.5% Deforestation Free pulp and paper supply chain by 2025 % of pulp and paper materials sourced with low risk of deforestation 0 100% 2023 2024 69.3% 86.3% 35% reduction in water withdrawn by 2025 versus 2017 baseline % reduction in water withdrawal relative to base year 0 50% 2022 2023 2024 33% 39.2% 47.4% 25% reduction in waste generated in own operations by 2025 versus 2017 baseline % reduction in operational waste generated 0 40% 2022 2023 2024 21.3% 28.2% 31.0% 100% packaging to be reusable, recyclable or compostable where facilities exist by 2025 % of packaging reusable, recyclable or compostable 0 100% 2022 2023 2024 92% 94% 97% Aiming for zero child labour incidents in our tobacco supply chain by 2025 % of incidents of child labour identified and reported as resolved by end of the growing season 0 100% 2022 2023 2024 100% 100% 100% 100% of product materials and higher- risk indirect suppliers having an independent labour audit within a three-year cycle by 2025 % suppliers undergoing labour audits during the last three years 0 100% 2022 2023 2024 36.6% 58.8% 90.6% Increase the proportion of women on Senior Leadership teams‡ to 40% by 2025 % female representation on Senior Leadership teams 0 40% 2022 2023 2024 31.0% 33.6% 36.5% Less than 1% of our operational waste going to landfill by 2025 % of operational waste going to landfill 0 6% 2022 2023 2024 4.9% 1.8% 1.3% Full compliance with marketing regulations Number of incidents of non-compliance with marketing regulations resulting in a fine or penalty 0 5 2022 2023 2024 2 3 2 ‡ Find out more: Refer to the BAT 'Reporting Criteria' for an overview of our sustainability performance data at bat.com/reporting + Notes: 1. In 2024, we enhanced our reporting methodology by increasing the use of data obtained from consumer panels compared to estimations. In the prior year (2023) we reported 23.9 million consumers. The restated value is 25.5 million consumers. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting. 2. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions. The Scope 3 Industrial (non-FLAG) GHG emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end-of-life treatment of sold products. The Scope 3 FLAG GHG emissions target includes FLAG emissions and removals. Combined, these targets comprised 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting. 3. Our ambitions cover all tobacco we purchase for our products (‘tobacco supply chain’); which is used in our combustibles, Traditional Oral and Heated Products. Our metrics, however, derive data from our annual Thrive assessment, which includes our directly contracted farmers and those of our third- party suppliers, which represented over 93% of the tobacco we purchased by volume in 2024 (‘Thrive Supply Chain’).

We have assessed our impact and financial materiality in line with the evolution of sustainability reporting. Overview We conducted our first DMA^ in 2022, and in 2023, expanded our DMA in line with reporting best practices at the time. This consisted of a nested approach, which articulated three dimensions of impact: Outward impact: Our impact on environment, society and governance-related topics; Inward impact: The impact of these topics on the Group; and Financial materiality: The understanding of risks and opportunities posed by these topics on the Group's financial position. 2023 Double Materiality Assessment The results of our 2023 assessment identified that 11 topics are material^ to BAT. These are: – Tobacco Harm Reduction – Climate Change – Circular Economy – Human Rights – Biodiversity and Ecosystems – Water – Employees, Diversity and Culture – Farmer Livelihoods and Community – Supplier Engagement – Marketing and Communications – Ethics and Integrity The topics form the basis of our current reporting. 2024 Double Materiality Assessment In 2024, we enhanced our DMA, to prepare for EU Corporate Sustainability Reporting Directive (CSRD) reporting in 2026, in relation to year-end 2025. As part of the process, we mapped our value chain components, including: – Own operations; – Upstream (Leaf and procurement of goods and services); and – Downstream (Warehousing and Trade Marketing and Distribution). These are the basis for identifying and assessing the business impacts, risks and opportunities (IROs) connected with our products, services and business relationships. A scoring framework was applied to determine the IROs' materiality. These were validated with internal and external stakeholders. Our material IROs are the basis of the information we intend to report on in our first CSRD Report. We are in the process of identifying the relevant disclosure requirements and data points under CSRD and will continue to work towards compliance. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Double Materiality Assessment^ 70 Our approach to sustainability reporting In 2024 we further enhanced our Double Materiality Assessment (DMA) with reference to the latest available European Sustainability Reporting Standards (ESRS) at the time. As we prepare for CSRD reporting we have continued to report with reference to other relevant frameworks, such as: – Global Reporting Initiative (GRI); – Sustainability Accounting Standard Board (SASB); – Sustainable Finance Disclosure Regulation (SFDR) Principal Adverse Impacts (PAI); – Task Force on Climate-related Financial Disclosures (TCFD); and – Taskforce on Nature-related Financial Disclosures (TNFD). Our sustainability performance highlights our progress, including both areas of success and of future strategic impact. Giulia Scanferla Head of Sustainability Regulatory Reporting Note: ^ Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 71 What is a Double Materiality Assessment? A sustainability materiality assessment is a formal process through which a company identifies, assesses, and prioritises sustainability topics. Recently, various standard setters and regulatory bodies have refined the concept of sustainability materiality. The International Sustainability Standard Board (ISSB) applies a 'single materiality' approach whereas CSRD requires a 'double materiality' approach. Double materiality acknowledges that businesses should assess both the risks and opportunities linked to sustainability topics that can influence enterprise value creation and a company’s impact on the environment and society. 2023 DMA Material Topics Double Materiality Matrix Impact Areas Harm Reduction Marketing & Communications Climate Change Water Biodiversity & Ecosystems Circular Economy Employees, Diversity & Culture Human Rights Supplier Engagement Farmer Livelihoods & Communities Note: * Ethics & Integrity is a core commitment under the Sustainable Future pillar of our corporate strategy. THR CLIMATE NATURE CIRCULARITY COMMUNITIES 2023 DMA Materiality Dimensions Impact materiality BAT’s impact on health, environment, society and governance-related topics Financial materiality Financial impact of health, environment, society and governance-related topics on BAT

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 72 IMPACT AREA THR GLOBAL CHALLENGE Tobacco Harm Reduction acceptance is not without roadblocks. Achieving our THR ambition requires changes in consumer behaviour and in society itself, particularly regarding regulations and public health policies. This involves access to new markets that currently do not allow for Smokeless products and working towards the acceptance of THR.

Sweden: Soon to be Europe’s First ‘Smoke-free’ Country The widespread adoption of oral nicotine products and snus in Sweden has helped reduce smoking rates among people over 16 from 15% in 2008 to 5.3% in 2024.1 The World Health Organization (WHO) considers countries to be smoke-free when smoking prevalence is less than 5% of the population.2 Making these products more widely available could help achieve similar outcomes in other countries. In 2024, we published the findings from a multi-year study by our Research and Science teams. The results contributed to the weight of evidence that our Velo nicotine pouches should be considered as a reduced-risk*† alternative product compared to traditional cigarettes.3 An additional study tested the toxicological impact of Velo pouches containing different flavours and nicotine strength, and showed no increase in the adverse impact on cells further underscoring the reduced-risk profile of Velo pouches relative to cigarettes.4 A Global THR Leader Following in the footsteps of Sweden, New Zealand is also on the verge of becoming smoke-free by 2025. This success can be attributed to the government’s pragmatic endorsement of Vapour products, alongside regulations to prevent underage access. In New Zealand, the introduction of Vapour products is associated with a decrease in the daily smoking rate, which dropped to 6.9% in 2023/24.5 With smoking rates so low, ASH New Zealand says the country remains on track to reach its 2025 smoke-free goal of less than 5%.6 Investing in research and development to contribute to THR BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information LOCAL ACTIONS 73 Sweden has demonstrated that Tobacco Harm Reduction can be accelerated through providing smokers access to Smokeless products. Asli Ertonguc Area Director,Western Europe Go online to learn more about our approach to sustainability bat.com/sustainability- and-esg Notes: 1. Swedish Government Statistics. Available at: fohm- app.folkhalsomyndigheten.se/Folkhalsodata/pxweb/sv/A_Folkhalsodata/ A_Folkhalsodata__B_HLV__aLevvanor__aagLevvanortobak/hlv1tobcfod.px/ 2. World Health Organization, Tobacco-free generations: Protecting children from tobacco in the WHO European Region. 2017. Available at: www.who.int/europe/publications/m/item/tobacco-free-generations--- protecting-children-from-tobacco-in-the-who-european-region# 3. www.sciencedirect.com/science/article/pii/S1383571824000147?via%3Dihub 4. www.sciencedirect.com/science/article/pii/S2214750021000317?via%3Dihub 5. www.health.govt.nz/publications/annual-update-of-key-results-202324- new-zealand-health-survey 6. www.ash.org.nz/ smoking_rate_continues_record_decline_to_only_6_8_daily_use_m_ori_an d_pacific_rates_are_also_reduced * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. &lt;5% WHO considers countries to be smoke-free when smoking prevalence is less than 5%2 New Zealand’s case illustrates how regulation can drive THR. Peter Simmons Area Director, APMEA South & GM Australia

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Our Tobacco Harm Reduction ambition 74 OUR AMBITION Migrating adult smokers from cigarettes to Smokeless products. To begin with, we are very clear that Smokeless products are not risk-free. The best choice any adult smoker can make will always be quitting combustible tobacco products completely. Yet many do not. We believe that progressive, evidence-based regulation – supported by meaningful enforcement – is the key to reducing smoking rates. We seek to engage with public health authorities and regulators, to support the development of policies and strategies that balance THR objectives with key concerns, such as underage access, environmental impacts and product safety. Scientific engagement is vital now more than ever. The science behind Smokeless products is what will guide regulation, and support wider acceptance of Tobacco Harm Reduction. Dr Elaine Round Group Head of Life Sciences

Migrating smokers to Smokeless products. We invest more than £300 million a year in the research and development of Smokeless products. We continue to enhance our capabilities while collaborating with researchers around the globe. Our multidisciplinary team of scientists make sure all our products meet high quality standards in line with our Product Stewardship Framework and our Group Quality Policy Statement, which set out our approach to developing and manufacturing our products responsibly and formalise how we strive to deliver high-quality products. Our Global Toxicology team conducts in-depth toxicological and safety risk assessments of the ingredients and materials we use to ensure that they meet the standards required to bring our products to market. Read more about our policies and procedures on pages 116 to 117+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information How we’ll get there 75 Learn more about THR strategy at asmokelessworld.com/gb/en+ Ambitions: 50% of our revenue from Smokeless products by 2035 50m consumers‡ of our Smokeless products by 2030 Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. 1. Royal College of Physicians. E-cigarettes and harm reduction: An evidence review. RCP, 2024. Available at: www.rcp.ac.uk/policy-and-campaigns/policy-documents/e-cigarettes-and- harm-reduction-an-evidence-review ‡ Find out more: Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions at bat.com/reporting + An illustrative model of Tobacco Harm Reduction (THR) potential The concept of THR aims to mitigate the adverse health effects associated with continued smoking by encouraging adult smokers who will not otherwise quit to switch completely to reduced-risk*† alternatives1. It offers such smokers a method of using non-combustible forms of tobacco and nicotine with the potential to lower an individual’s disease risk, resulting in a net public health benefit.

Making a Smokeless World a reality In 2024, we set out our vision to Build a Smokeless World by introducing Omni™, a progress summary of our efforts to create A Better Tomorrow™. Omni™ openly addresses the big questions facing our organisation and provides an overview of the science supporting our Smokeless products. It also summarises the global THR evidence base compiled over the last decade. We published our 'Commitment to Responsible Vaping Products', containing new and ambitious goals to address legitimate stakeholder concerns about underage access, product safety and environmental impact. Backing the role of appropriate regulation Appropriate regulation, transparency, and accountability are essential for Smokeless products to reach their full potential. A balanced approach that factors in views of all stakeholders – including those of BAT – and the latest body of evidence is key. Scientific rigour and due diligence Our research in Smokeless products not only focuses on the compliance of our products with all relevant regulations where they are sold, it also contributes valuable data to the scientific community. Our studies follow standardised regulatory- endorsed methodologies where those exist, in line with requisite quality standards and practices (e.g. good laboratory practice and good clinical practice), and where possible, are conducted through third- party contract research organisations. Putting our expertise to work With consumer insights and significant investments in science and R&D, we strive to deliver innovations that anticipate and satisfy consumer preferences. We collaborate with external partners and our corporate venturing arm, Btomorrow Ventures (BTV), to gain access to emerging technologies and trends. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we're doing 76 Case study Commitment to responsible vaping products We have published a series of ambitions, supported by evidence- based solutions for our Vapour devices. Our efforts include the prevention of underage access and appeal through our responsible approach to flavours and marketing, as well as the introduction of device features. We have set clear targets for the increased implementation of age-gating technologies and accidental use restriction features. By the end of 2026, we aim to offer at least one vapour system with age verification technology in markets that collectively make up at least 80% of our global net turnover for Vapour products. Learn more at bat.com/content/dam/batcom/global/news-and- features/2024/october/bat-publishes-new-industry-leading- ambitions-for-responsible-vaping/bats-commitment-to- responsible-vaping-products.pdf + Our commitment to THR through the development, scientific assessment and commercialisation of our Smokeless products. Summary of progress towards our ambitions 0 10 20 30 40 50 50% of revenue from Smokeless products by 2035 2023 In 2024, revenue from our Smokeless products accounted for 17.5% of Group revenue.2024 16.5% 17.5% Target 0 10 20 30 40 50 50m consumers of Smokeless products by 2030 2023 We continue to make progress towards our target of 50 million adult consumers of our Smokeless products by 2030, adding another 3.6 million in 2024 to a total of 29.1 million. 2024 25.5 29.1 Target

BTV has recently invested in a human technology company, that develops advanced systems to replicate disease states and human responses to therapeutics. Its technology is designed to facilitate the acceleration of drug discovery and reduce the need for animal studies. In 2024, we attended more than 60 conferences, presenting on the science behind our Smokeless products. These conferences ranged from large general conferences on toxicology to more specialist events on nicotine and tobacco science. We also ensure that the research and content we share at conferences is accessible to the public via our dedicated website, bat-science.com. More than 270 peer-reviewed papers have been published in a range of global journals about our Smokeless products. Read more about our research and scientific engagement in the OmniTM at asmokelessworld.com/gb/en + Our Responsible Marketing Principles Our International Marketing Principles were updated and renamed Responsible Marketing Principles (RMP). Our approach to responsible marketing is governed by our RMP and Responsible Marketing Code (RMC). They apply to all BAT entities and marketing suppliers as appropriate to local conditions. These principles emphasise responsible marketing, which is accurate and adult- targeted and may be stricter than local law requires. Our RMP, RMC and supporting guidelines govern how we market our products, with a particular focus on designing products strictly for adult smokers and nicotine consumers. Topics included UAP, mandatory health warnings and digital marketing content. The RMP and RMC are underpinned by detailed guidelines and toolkits to facilitate their consistent application.2 Processes are in place for reviewing and approving marketing content to facilitate compliance with both our standards and local laws. Reporting and resolving incidents of non-compliance Any allegations of non-compliance are managed and escalated by the relevant market. Regional Heads of Legal report any relevant findings to the Regional Audit Committee and remediation actions are implemented, as appropriate. In 2024, we identified two incidents of non-compliance with local marketing regulations resulting in a fine or penalty and zero incidents of non-compliance with local regulations resulting in a regulatory warning.3 Marketing in a digital age We only use social media where the audience is predominantly adult. We do not use open social media for our combustibles brands. Where we use social media partnerships to promote Smokeless products, we only select third-parties whose audience is predominately adult. Our e-commerce and social media channels must also adhere to the requirements set out in the RMP and RMC. Our Digital Confidence Unit (DCU) is dedicated to monitoring social media content 24/7 for compliance and reputational management purposes. To provide oversight, the team reviews our social media posts to check for compliance with the RMP and RMC. The DCU engages with markets, as appropriate, to swiftly remediate any incidents identified. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 77 What’s Next Expanding our Smokeless products capabilities. – Exploring innovative methods to assess health risks and the harm reduction potential of from Smokeless products. – Leveraging Omni™ to further engage with stakeholders, including scientists, public health authorities, regulators, policy makers, and investors. – Continuing to collaborate with stakeholders on the public health opportunities of THR. ‡ Definitions: Smokeless products: Refers to our Heated Products, Modern Oral, Traditional Oral and Vapour categories. Notes: 1. TruAge™, Available at: www.mytruage.org/ 2. BAT, Responsible Marketing Principles and Code available here: www.bat.com/sustainability-and-esg/governance-and- ethics/marketing-our-products-responsibly 3. Incidents of non-compliance with regulations that result in warning or in fine or penalty are dealt with at End Market level. To collect the 'Incidents of non-compliance with regulations resulting in warning/fine or penalty' compliance data, the local teams are asked to report any instances or potential instances of breach, which may include allegations of inappropriate marketing, or investigations regarding marketing non-compliance that they are aware of in their market. Incidents are only reported here when a fine or warning is issued. Case study Setting standards for retailers We have Underage Access Prevention (UAP) programmes in place to help prevent our products from being accessed by or sold, whether through BAT or any third-party business entity with whom we have a customer relationship. We engage with our third-party retail customers and distributors to adhere to the Group’s responsible marketing standards. For example, in the U.S., we support TruAge™, a digital ID check solution that enhances current age-verification systems while protecting consumer privacy.1 The TruAge™ programme is available free of charge to help retailers comply with our contractual age-verification requirements.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 78 CLIMATE GLOBAL CHALLENGE Climate change is causing unpredictable and extreme weather events. With unpredictable weather systems and rising sea levels becoming a feature of our times, there is an urgent need to address climate change. Current pledges to meet the 1.5°C warming target, set as part of the Paris Agreement in 2015, are significantly off course, which could result in irreversible damage to our ecosystems. IMPACT AREA

Collaborating to decarbonise our value chain. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information LOCAL ACTIONS 79 Supplier collaboration is critical for achieving our Scope 3 reduction target. Supplier Sustainability Summits In 2024, our collaborative efforts expanded further to a series of sustainability summits in China, South Africa, and the U.S. Each summit included panel discussions and interactive workshops with external organisations, including academia and industry specialists. Best practice was shared and common commitments agreed to. These summits strengthened collaboration and capabilities to embed sustainable practices across the value chain. Specifically, the Asia Summit included more than 180 suppliers. An awards ceremony was held to recognise individual suppliers’ commitment to, and progress on, their sustainable practices. The Supplier Sustainability Advisory Council was established, and will be chaired by BAT. Meeting quarterly, the council aims to facilitate the sharing of common challenges and opportunities. During the Bangladesh summit in 2023, suppliers signed pledges aligned to our Group sustainability commitments. They also received technical assistance in the area of their energy management, which led to the reduction of our Scope 3 emissions. Decarbonising our operations in Germany During 2024, BAT Germany’s manufacturing site continued to progress with its decarbonisation roadmap, which included: – Using SURE-certified fuel1 from waste wood, – Expanding on-site solar photovoltaics (PV) system, – Implementing ongoing energy efficiency measures, – Maintaining renewable electricity purchases; and – Reducing use of natural gas by installing an on-site biomass boiler. Specifically, the biomass boiler has reduced CO2e emissions by approximately 1,900 tonnes per annum, a 41% reduction versus 2020 baseline. 52% of the site’s total energy consumption now comes from renewable sources, and will result in circa £0.7 million savings per annum in fuel costs. John O'Reilly Group Head of Procurement Strategy and Sustainability Go online to learn more about our approach to sustainability at bat.com/sustainability- and-esg Note: 1. The certification system SURE (SUSTAINABLE RESOURCES Verification Scheme) is a voluntary certification system and was developed for the production, supply and processing chains of solid and gaseous biofuels according to the requirements of the EU Renewable Energy Directive recast (RED II). BAT Germany’s energy consumption (GWh) 0 60 2020 2024 49.8 35.7 BAT Germany’s scope 1 and 2 (Market-based) GHG emissions (tCO2e) 0 12,000 2020 2024 11,396 6,730 BAT Germany’s direct energy source in 2024 versus 2020 0% 100% 2020 2024 Renewable energy use Non-renewable energy use 16% 52% 84% 48% &gt;180 suppliers included in the Asia Summit to embed sustainable practices across their value chain.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Our Climate ambition 80 OUR AMBITION Transitioning towards a low carbon economy. The transformation of our own operations and those of our suppliers is a critical part of working towards achieving our science-based emissions reduction targets, in line with Paris Climate Agreement goals. Across products and operations, we rely on natural resources such as timber, soil and water. That means we are affected by, and therefore dedicate efforts to manage our impacts on climate change. Investing in sustainable technologies and fostering partnerships are essential to deliver a low-carbon economy. Melissa Darby Head of Environmental Policy

Our Group's climate change initiatives are guided by our Low Carbon Transition Plan and Environment Policy, supported by our Climate Change and Energy Standard. Our near-term 2030 Science-Based Targets (SBTs) are in line with a 1.5°C warming pathway and supported by a range of commitments across energy, waste, water and biodiversity. In 2024, we submitted our Net Zero GHG emissions targets to the Science Based Targets Initiative (SBTi). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information How we’ll get there 81 Targets: 50% absolute reduction in Scope 1 and 2 GHG emissions by 2030 (versus 2020 baseline)1 – in line with a 1.5°C warming pathway 30.3% absolute reduction in Scope 3 Forest, Land and Agriculture (FLAG) GHG emissions by 2030 (versus 2020 baseline)1 – submitted to SBTi for validation as 1.5°C-aligned in September 2024 42% absolute reduction in Scope 3 Industrial (non-FLAG) GHG emissions by 2030 (versus 2020 baseline)1 – submitted to SBTi for validation as 1.5°C-aligned in September 2024 50% renewable energy use by 2030 Note: 1. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions. The Scope 3 Industrial (non-FLAG) GHG emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end-of-life treatment of sold products. The Scope 3 FLAG GHG emissions target includes FLAG emissions and removals. Combined, these targets comprised 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting. Reducing GHG emissions in our operations (Scope 1 and 2) Site-specific decarbonisation roadmaps and investment in energy-efficiency projects Renewable energy sourcing through power purchase agreements and on-site renewable energy generation Roll-out of electric and hybrid vehicles in our fleet Reducing GHG emissions in our value chain (Scope 3) Implementing carbon-smart farming and curing efficiency Designing for end-of-life Increasing use of less carbon intensive materials Working with direct and indirect suppliers to reduce their emissions 7 6 5 4 3 2 50% reduction in Scope 1&2 GHG emissions1 30.3% reduction in Scope 3 FLAG GHG emissions1 42% reduction in Scope 3 Industrial (Non-FLAG) GHG emissions1 50% renewable energy in direct energy use Find out more: Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions at bat.com/reporting +

Working towards Net Zero across our value chain by 2050. 2023 emissions footprint* (000’s tonnes CO2e) 2023 Scope 3 breakdown (000’s tonnes CO2e) Scope 1 299 Scope 2 95 Scope 3 FLAG 481 Scope 3 Non-FLAG 4,997 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we’re doing 82 (000’s tonnes CO2e) a Category 1: Purchased Goods 1,768 b Category 1: Purchased Services 1,117 d Category 1: Purchased Tobacco Leaf 678 j Category 2: Capital Goods 81 g Category 3: Fuel and Energy Related Emissions 176 e Category 4: Upstream Transportation and Distribution 308 m Category 5: Waste Generated in Operations 3 i Category 6: Business Travel 87 k Category 7: Employee Commuting 62 l Category 9: Downstream transportation and Distribution 16 f Category 11: Use of Sold Products 225 h Category 12: End-of-Life Treatment of Sold Products 142 n Category 14: Franchises 1 c Category 15: Investments 815 000’s tonnes CO2e 70 140 210 280 350 420 490 Scope 1 2020 baseline We continue to reduce our Scope 1 emissions through: – Targeted energy efficiency investments across our operations, – Optimisation of our vehicle fleet routes; and – Replacing carbon intensive assets with lower carbon alternatives. 2022 2023 2024 Scope 2 (market- based) 2020 baseline We continue to reduce Scope 2 emissions by: – Lowering our energy consumption, – Procuring renewable energy; and – Increasing on-site renewable energy generation. 2022 2023 2024 000’s tonnes CO2e 1,000 2,000 3,000 4,000 5,000 6,000 7,000 We continue to reduce our Scope 3 emissions and in 2024, we submitted two new near-term Scope 3 targets to the Science Based Targets Initiative (SBTi) for validation: – Forest, Land and Agricultural (FLAG) target covering emissions related to the land sector. – Industrial (non-FLAG) target covering all other relevant emissions. Prior year numbers have been restated accordingly. Scope 3 2020 baseline 2021 2022 2023 342 329 299 237 199 113 95 74 5,306 5,471 5,534 4,997 576 726 621 481 Scope 1 Scope 2 Scope 3 FLAG emissions Industrial (Non-FLAG) emissions a e f h k b c d g ji mn l Note: * These are 2023 numbers. Due to the complexity of consolidating Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics.

Delivering on Decarbonisation In 2024, the Group discontinued its carbon-neutral operations target, instead focusing investments in absolute emission reductions, and towards achieving Net Zero. We invested a further £19 million in emission and energy reduction initiatives across 63% of our operations sites. Once completed, we expect these initiatives to reduce absolute Scope 1 and Scope 2 emissions by approximately 27,000 tonnes of CO2e per annum. After successfully installing biomass boilers in South Korea and Germany in 2023, similar installations have been completed in 2024 at our facility in Croatia. We expect this installation to reduce CO2e emissions by 2,160 tonnes per annum. We continue to deploy our 10 Golden Rules Programme, which aims to standardise energy efficiency practices across all our sites. In 2024, 32% of our manufacturing sites implemented the programme, up from 20% in 2023. For example, the factory in Malang, Indonesia fully adopted the Programme, which resulted in a 76% reduction in Scope 1 and 2 emissions against its 2020 baseline. Renewable Energy We have a target across our direct operations to use 50% renewable energy by 2030.1 In 2024, 45.1% of our direct energy usage came from renewable sources such as renewable electricity (both purchased and generated on-site), sustainable biomass and biogas. This represents an increase of 7 percentage points from 2023. 36 of our operations sites are now purchasing 100% renewable electricity. On-site solar panels were installed in Bangladesh, Papua New Guinea, Serbia, Fiji and Solomon Islands, and are now in place at 30 operations sites (51% out of all operations sites). BAT T&uuml;rkiye switched to 100% renewable electricity, with its large-scale 6.5 MWp off-site solar power plant. The plant provides energy for our local operations, and contributes to the national grid. In addition, BAT Poland entered into a multi-year Power Purchase Agreement (PPA) for solar energy. This will supply over 12GWh of renewable electricity annually, equivalent to approximately 30% of the factory’s electricity consumption in the country. Reducing Fleet Emissions The Green Mobility Standard outlines our strategy for reducing fleet-related emissions. It sets out initiatives such as optimising travel routes to enhance fuel efficiency and switching to lower- emissions vehicles. In 2024, our vehicle fleet accounted for roughly 22% of our Scope 1 and 2 emissions.2 Our combined absolute Scope 1 and 2 fleet emissions reduced year-on-year by 9.4% and a further 26% versus our 2020 baseline. 45.1% renewable energy use across our own operations in 2024 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 83 Case study Trialling Sustainable Fuel with Low-Carbon Innovations One way of achieving emissions reductions in the transport sector is to use sustainable fuels. These are synthetic or bio- based alternatives to fossil fuels that are made from renewable sources, for example waste cooking oils. Sustainable Aviation Fuel (SAF) can reduce CO2e emissions by up to 80% compared to conventional jet fuel.3 In 2024, we launched our first-ever trial using SAF with Yusen Logistics, one of our key freight forwarding companies, followed by a trial with Kuehne+Nagel (KN). Throughout the year, we also conducted trials on Marine Biofuel with our key Marine Carriers including CMA CGM, Orient Overseas Container Line (OOCL) and Ocean Network Express (ONE). Our first road trial using hydrogenated vegetable oil (HVO) began in 2024 with H.Essers and has been successful thus far. Challenges remain around these innovative alternatives, including the accounting of emissions reductions, limited feedstock availability and high cost of production. However, we intend to continue to explore sustainable fuel use cases and conduct further assessments in 2025. Sustainable fuel trial with Marine Carrier, OOCL. Notes: 1. Renewable energy includes: Energy generated from renewable fuels at our sites (e.g. wood fuel, biomass fuels) and in fleet vehicles, owned or leased (e.g. biodiesel); Purchased renewable electricity, hot water and steam; and Renewable energy generated on site using non-fuel technology (e.g. with photovoltaic installations or solar water heaters). 2. In 2023, our vehicle fleet accounted for roughly 21% of our Scope and Scope 2 metrics. 3. www.iata.org/en/programs/sustainability/sustainable-aviation-fuels/

Collaborating with Tobacco Farmers In 2021, the Group set a Scope 3 target to reduce emissions by 50% by 2030, aligning with the Paris Agreement and SBTi guidelines. The SBTi's recent methodology change now requires separate reporting for Scope 3 FLAG and non-FLAG emissions, prompting the Group to recalibrate its targets while maintaining its 1.5°C commitment. As a result, in 2024, we submitted FLAG emission targets to the SBTi for validation. FLAG targets cover emissions that are related to the land sector and complement our industrial (Non-FLAG) emissions. Find out more about our FLAG emissions in our TCFD Report+ Purchased tobacco accounted for around 12% of our total Scope 3 GHG emissions, contributing 678 thousand tonnes of CO2e in 2023. In our tobacco supply chain, the majority of FLAG emissions are attributed to fertiliser use, while non-FLAG emissions primarily arise from fuels used in the tobacco curing process. We aim to increase the use of less carbon intensive fuels in the tobacco curing process by incorporating renewable alternatives such as biomass. To date, more than 87% of our leaf volume is cured with renewable fuels and methods. The Group's own Leaf Operations and its directly contracted farmers have eliminated the use of coal for tobacco curing. The use of coal for tobacco curing across our tobacco supply chain has also reduced from 3.3% in 2023 to 2.3% in 2024, representing supplier-purchased tobacco volumes. We seek to help farmers reduce emissions by implementing regenerative agriculture practices and ‘carbon-smart’ farming practices. Carbon-smart farming is focused on both reducing emissions from tobacco farming and harnessing agriculture’s potential to remove carbon from the atmosphere. This can be accomplished through conservation practices such as minimum tillage that keep the soil covered to minimise disturbance and reduce the possibility of stored carbon from being released. These practices are being implemented throughout the Group’s own Leaf Operations in Brazil, Bangladesh, Mexico, and Pakistan, which account for our highest volumes of directly contracted tobacco. 87% of our Leaf volume is cured with renewable fuels and methods BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we’re doing Continued 84

Working with Direct and Indirect Suppliers to Tackle Scope 3 Emissions Our Supplier Code of Conduct (SCoC) applies to all our suppliers and sets out the actions that we expect them to take regarding climate change and other environmental topics. We evaluate climate-related criteria during procurement sourcing events, and as part of our Supplier Climate Enablement programme, assessing ongoing performance against climate KPIs. Performance updates are provided to the Operations Sustainability Forum which has oversight of our supplier emission performance. Emissions reduction is embedded throughout each phase of our supplier life cycle management and covers around 26,000 direct and indirect suppliers. Their emissions account for around 50% of our Scope 3 inventory, approximately 2,900,000 tonnes of CO2e in 2023. Interactions with our suppliers include sourcing events, the CDP Supply Chain programme, and direct one-on-one engagements via our supplier enablement programme. We also support suppliers to enhance their standards by sharing data, and encourage them to set Science-Based Targets (SBTs). Response Rate for CDP Supply Chain programme BAT CDP Global Average We invited 726 suppliers representing 74.5% of our purchased goods and services emissions, to respond to the CDP Supply Chain programme.1 We recorded a 94% response rate,2 which is above the global average CDP response rate of 40%. Data collected through the programme enables us to better understand our suppliers’ progress on emissions reductions and prioritise our own actions, informing our Supplier Climate Enablement programme. In 2024, our Supplier Climate Enablement Programme further extended its scope from 60 of our top CO2e emitting suppliers in 2023 to 150. The Programme’s expansion was driven by the training of procurement colleagues on incorporating climate discussions into regular supplier engagement. Our target for 20% of our purchased goods and services suppliers by spend to have set SBTs by 2025, has been achieved one year in advance. By year-end 2024, 23.5% of suppliers had SBTs in place, and an additional 17.3% have committed to setting them. We will continue to monitor and report progress. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 85 Case study Decarbonising our Operations in Vietnam BAT Vietnam has focused on reducing its carbon footprint in three areas: Energy consumption is managed through process automation and machine capacity optimisation, including reconfiguring and relocating equipment at its sites. This has been complemented by switching to renewables, including electric, biomass, and solar energy sources, to power a growing number of our activities such as boilers, factory lighting, and car fleet. 2024 performance included a 61% reduction in Scope 1 and 2 emissions versus a 2020 baseline, sourcing 85% renewable energy, with 100% of electricity used for operational sites from renewable sources. Improving energy efficiency, Increasing use of renewable energy; and Investing in innovative technologies. What’s Next In 2025, we intend to update our Low Carbon Transition Plan: – Detailing mitigation targets, actionable steps, and the approach to embedding our climate ambition into governance. – Continuing to reduce our Scope 1 and 2 emissions by further increasing renewable electricity procurement where feasible. – Improving our Scope 3 data through supplier engagement and CDP information. 94% 40% Notes: 1. This is a 21% increase compared to 2023. 2. Excluding Russia and Belarus. More details about changes to the Group related to Russia and Belarus are available on page 339 of this document.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 86 NATURE GLOBAL CHALLENGE Habitat destruction accelerates the extinction of species. Biodiversity is critical for thriving ecosystems. However, climate change and habitat destruction are accelerating biodiversity loss, threatening ecosystems’ stability and resilience. Protecting biodiversity is essential to maintaining the health of our planet and ensuring the survival of species. IMPACT AREA

Supporting local communities and nature BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information LOCAL ACTIONS 87 Reforestation and water security in Bangladesh On World Environment Day, in 2024, BAT Bangladesh distributed over 5 million saplings nationwide as part of its “Bonayan” initiative. Now, in its 44th year, “Bonayan” is a reforestation and afforestation initiative, aimed at addressing deforestation, and enhancing biodiversity by supporting the restoration of Bangladesh’s natural heritage and promoting sustainable development practices. The initiative also provides local communities with additional income sources and resources, fostering economic development. “Probaho”, established in 2009, is a private sector initiative addressing critical water issues, including contamination and scarcity. The initiative provides more than 620,000 litres of water daily to over 310,000 people across 25 districts in Bangladesh. With an average depth of 50 metres, the water is extracted, pumped, and filtered from over 120 water units. Restoring landscapes in Kenya ‘Kijani’ (meaning leaf) is BAT Kenya’s afforestation programme. This work contributes to the conservation of indigenous trees and the restoration of degraded landscapes. For example, in 2024, in collaboration with local communities and national stakeholders, approximately 300,000 saplings were distributed in the Mount Elgon National Park and 110,000 saplings in other conservation sites across Kenya. We must strive to preserve natural resources for future generations. Harriet Rwanda Manager, Leaf Sustainability Go online to learn more about our approach to sustainability bat.com/sustainability- and-esg The Bonayan programme has enabled me to generate additional income that has enriched my livelihood. Mr. Abdul Mannan Beneficiary of the Bonayan programme +5m fuelwood, timber, fruits and medicinal plant seedlings were distributed across Bangladesh via our Bonayan programme in 2024 300,000 saplings distributed in the Mount Elgon National Park

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Our Nature ambition 88 OUR AMBITION Contributing to a Nature Positive1 future. We endeavour to manage our impacts on nature, and to improve our resilience to environmental degradation. We aim to mitigate nature loss and have made a series of commitments to protect, restore and replenish nature. Our business operations, including conventional agricultural practices, rely on the use of natural resources, such as timber, soil and water. Activities such as raw material sourcing, tobacco farming, and water withdrawals for agricultural activities and manufacturing can negatively impact the environment. As we rely on natural resources such as timber, land and water, we endeavour to work towards our nature positive goals. Jonathan Upward Group Head Operations Sustainability Note: 1. According to The Nature Positive Initiative, 'Nature Positive' is a goal which refers to measurable outcomes that contribute to halting and reversing nature loss with significant benefits to society (www.naturepositive.org/about/the-initiative).

Our Group Environment Policy and Biodiversity Statement outline our approach for mitigating our environmental impacts. We manage the impacts of our activities and sites by implementing internal standards. These include our Soil and Groundwater Protection Standard, which provides guidance for preventing and managing contamination issues. Our Water Security Standard provides water conservation guidance for operational sites and sets out actions for sites located in water-stressed regions. In our tobacco supply chain, our Biodiversity Operational Standard for Tobacco Farming (BOS) provides guidance for our Leaf supply chain. Guidance includes forest and biodiversity management, natural ecosystems conversion, wood traceability, and integrated pest management, which supports the growth of healthy crops while minimising disruption to agricultural ecosystems. To achieve our nature commitments, we have adopted the mitigation hierarchy, in line with the Science Based Targets Network’s (SBTN) AR3T framework2. Implementing this approach supports targets of the  Kunming-Montreal Global Biodiversity Framework (GBF3). Read more about our policies and procedures on pages 116 to 117+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information How we’ll get there 89 Our approach in line with the SBTN's AR3T framework Following the mitigation hierarchy 1. AVOID – Deforestation and conversion in our tobacco supply chain – Deforestation in our pulp and paper supply chain – The use of highly hazardous pesticides (HHPs) 2. REDUCE – Use of agrochemicals where possible – Water use across our direct operations and tobacco supply chain – Water risks in our tobacco supply chain through active stewardship 3. RESTORE AND REGENERATE – Our ambition is to implement regenerative agriculture practices, and restore nature through our Forest Positive target 4. TRANSFORM – Embed nature policies, target plans and activities across our operations and supply chain Targets for 20251: Deforestation and Conversion Free tobacco supply chain Deforestation Free pulp and paper supply chain Forest Positive in our tobacco supply chain 35% reduction in water withdrawn (versus 2017 baseline) and 30% of water recycled 100% operation sites Alliance for Water Stewardship certified Notes: 1. Our ambitions cover all tobacco we purchase for our products (‘tobacco supply chain’); which is used in our combustibles, Traditional Oral and Heated Products. Our metrics, however, derive data from our annual Thrive assessment, which includes our directly contracted farmers and those of our third-party suppliers, which represented over 93% of the tobacco we purchased by volume in 2024 (‘Thrive Supply Chain’). 2. sciencebasedtargetsnetwork.org/companies/take-action/act. 3. www.cbd.int/doc/decisions/cop-15/cop-15-dec-04-en.pdf. Find out more: Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions at bat.com/reporting +

In line with the SBTN’s mitigation hierarchy, addressing our impact across five different categories: avoid, reduce, regenerate, restore and transform. Monitoring and managing compliance in our tobacco supply chain In accordance with our Biodiversity Operational Standard for Tobacco Farming (BOS), our field technicians monitor directly contracted farmers to confirm that deforestation or conversion activities are not present. Field technicians also monitor compliance by carrying out regular and unannounced farm visits. Where deforestation or conversion incidents are identified, we have a process in place for establishing remediation plans which involve restoring the impacted area where possible. We ask our third-party suppliers to take equivalent steps. In 2024, we monitored 100% of directly contracted farmers (approximately 90,500) for deforestation and natural ecosystem conversion. We also trained our farmers and field technicians on best practices for resource preservation, such as the use of sustainable wood for tobacco curing, forest conservation biodiversity, integrated pest management and soil and water management. In 2024, 648,669 attendees were reported to have received training.2 Partnerships to tackle deforestation and protect biodiversity We support our directly contracted farmers through training and provide them with tree saplings as part of their sustainable fuel sources for tobacco curing, alongside biomass, sun and air curing. This initiative aims to prevent the harvesting of wood in a way that leads to deforestation of natural ecosystems. In 2024, 44% of our directly contracted farmers used alternative biomass fuels for tobacco curing and third-party suppliers are asked to follow the same practices. In 2023, we deployed Biodiversity Management Plans (BMPs) to mitigate risks on farms identified as 'priority' from our Biodiversity Risk Assessment (BRA). In 2024, our Field Technicians followed up on 96% of the open BMPs to monitor their implementation. These plans involve protecting and restoring natural forests and riverbank ecosystems, as well as creating and protecting habitats for pollinators and specific species. In 2024, an additional BRA was conducted using the Biodiversity Risk Screening (BRiSK) toolkit, which incorporates 15 nature indicators. Farms identified as 'priority' within the geospatial assessment will be locally assessed during 2025, and where required, further BMPs will be implemented. Soil management approach GLAD develops integrated pest management strategies, focusing on disease-resistant tobacco and biological controls to reduce agrochemical use. Only agrochemicals that are compliant with local regulations and with the lowest possible toxicity according to WHO classification are used. In 2024, 87% of tobacco hectares in our Thrive Supply Chain1 used best practice soil and water management practices and 94% of Thrive farmers grew alternative crops such as rice, corn, vegetables, wheat, and soy alongside tobacco. Crop rotation is a recognised best practice approach to improving soil fertility and conservation. Responsible sourcing in our pulp and paper supply chain When sourcing materials, we aim to only work with suppliers across our pulp and paper supply chain who can demonstrate low risk of deforestation. Our Supplier Code of Conduct (SCoC) applies to all our suppliers who are expected to supply materials that are Deforestation Free (DF). Our approach is based on the internationally recognised Accountability Framework Initiative (AFi). In 2024, we updated our approach to determine DF status for our pulp and paper supply chain, which consists of: – Gathering information on suppliers, management systems, their performance, mill locations and volumes, and deforestation compliance; – Assessing suppliers against internal criteria and international good practice; and – Identifying improvement actions to inform suppliers engagement scope and action plans. In 2024, we assessed all in-scope pulp and paper materials and 86% were established as sourced with low risk of deforestation according to the following criteria: – 7% of volume was classified as DF through chain of custody schemes providing full assurance. – 28% of volume sourced from suppliers with a CDP Forest disclosure rating of 'A/A-' and 100% of volume was disclosed as DF. – 51% of volume was traceable to a low-risk sourcing area. – 0% of volume was traceable to production units monitored as DF. – 14% of volume could not be assessed or did not have low risk of deforestation. We continue to work with suppliers to achieve our target of a Deforestation Free pulp and paper supply chain by 2025. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we're doing 90 Deforestation and Conversion Free tobacco supply chain by 2025 % of wood used in Thrive Supply Chain1 with deforestation and conversion free (DCF) status 100 90 60 30 0 95.5% 96.5% 98.5% 2022 2023 2024 Notes: 1. Our ambitions cover all tobacco we purchase for our products (‘tobacco supply chain’); which is used in our combustibles, Traditional Oral and Heated Products. Our metrics, however, derive data from our annual Thrive assessment, which includes our directly contracted farmers and those of our third-party suppliers, which represented over 93% of the tobacco we purchased by volume in 2024 (‘Thrive Supply Chain’). 2. 458,017 attendees were reported to have received this training in 2023.

Managing biodiversity in our direct operations We aim to have a Biodiversity Operating Guide for our manufacturing sites in 2025. The Guide will specify site-specific actions and contain criteria to determine which sites require a Biodiversity Action Plan. For example, our August&oacute;w site in Poland was identified as a high priority in our 2023 Biodiversity Risk Assessment. Following an evaluation of biodiversity risks, site-specific biodiversity recommendations and action plans were developed. We also developed a biodiversity training programme for managers in our Operations function. Taskforce on Nature-Related Financial Disclosures (TNFD) As part of this Combined Annual and Sustainability Report, we have included our TNFD disclosure with reference to following disclosure pillars: – Governance – Strategy – Risk and Impact management; and – Metrics and Targets. Read more about our TNFD Report on pages 137 to 152+ Assessing the water risks in our direct operations In 2024, 76% of total water consumption was accounted for in our operations sites, and 24% in our offices, retail, R&D and other sites. We use the WRI Aqueduct Water Atlas to assess our operational exposure to water risks, incorporating additional factors such as flood risk, drought risk and water depletion. The Atlas identified that 23 of our operations sites are in water stressed areas,1 accounting for 39% of our water withdrawn in 2024. These assessments guide our prioritisation of capital expenditure and resources to improve water management and recycling rates. In 2024, we also identified and prioritised our top 10 water basins, through a prioritisation methodology that includes both stress and marine risk factors. Our priority basins will be used for action planning, resource allocation and capital expenditure prioritisation in the future. More details including the methodology can be found in our TNFD disclosure. For example, the WaterHubSM in the U.S. (that will be operational in 2025), is located on a water-stressed site. The WaterHubSM is a major water recycling facility with a designed capacity of 200,000m3. For more performance metrics and operational data, refer to our Sustainability Performance Data Book at bat.com/reporting + Assessing our water risks in our tobacco supply chain For our tobacco supply chain, our SCoC is complemented by our Leaf Supplier Manual (LSM), which includes guidelines for water protection planning and water extraction for irrigation. Through the Atlas, we monitor our tobacco sourcing locations that are in water- stressed areas. In 2024, 20 of our tobacco sourcing locations – including Bangladesh, U.S., India and T&uuml;rkiye – were in water- stressed areas. An estimated 21.9% of the tobacco we purchased came from water stressed areas. In these areas, we support our directly contracted farmers to grow the appropriate tobacco variety, introduce irrigation technology or optimise and reduce crop water usage. This is explained further on page 93. Our third-party suppliers are also encouraged to support their contracted farmers with similar methods. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 91 Case study Regenerative Practices Our Global Leaf Agronomy Development (GLAD) Centre works with our Leaf suppliers to promote agricultural practices such as the High Wide Ridge. This method, involving high, wide trapezoidal ridges, reduces soil erosion, increases water retention, and prevents waterlogging. It can increase yields by up to 20%, improve crop quality, and reduce soil-borne diseases. Nearly 90% of our directly contracted farmers in Brazil use this technique, which is recognised as a conservation practice by Embrapa, the Brazilian Agricultural Research Corporation. In 2024, we developed a regenerative agriculture framework which includes a methodology for assessing and prioritising local risks and the monitoring of progress on the regeneration of the farmland ecosystem. We plan to pilot this framework with key Leaf suppliers in 2025. Agri-tech in practice at our GLAD centre. Note: 1. In 2023, the Atlas identified 24 of our operations sites were in water stressed areas.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we’re doing Continued 92 0 10 20 30 40 30% water recycling rate by 2025 % of total water recycled 2023 We invest in water treatment technologies to increase water recycling. In 2024, our water recycling rate increased year-on-year by 3.1 percentage points to 27.5%. 2024 0 50 100 100% of operations sites to be Alliance for Water Stewardship (AWS) certified by 2025 % of operations sites that are AWS certified 2023 In 2024, an additional eight sites in our direct operations were successfully AWS certified, bringing the total number of certified sites to 51 or 91% of our operations sites. 2024 Summary of progress towards our targets 0 10 20 30 40 50 35% reduction in water withdrawn by 2025 (versus 2017 baseline) % reduction of water withdrawn vs 2017 baseline 2023 We achieved our 2025 target for reduction in water withdrawn two years ahead of schedule. We continue to work on maintaining this target, achieving a 47.4% reduction in 2024 (against our 2017 baseline). 2024 39.2% 47.4% Case study Pollinator Garden to Support Monarch Butterflies in the U.S. Spanning 249 hectares, the Reynolds Operations Center (ROC) is the Group’s largest manufacturing facility. Employee volunteers planted 54 species and 519 native seedlings, creating a migratory habitat for pollinators such as bees and butterflies. This is important due to the decline in the local Monarch Butterfly population, primarily caused by habitat loss. The area is now a certified Monarch Waystation. In addition, the ROC plans to convert its fields to meadows and landscaping with native plants, and to conduct ongoing biodiversity monitoring to measure the increase in flora and fauna. Seeing colleagues unite to create this pollinator garden to help support our local ecosystem was truly inspiring. Tony Woods Maintenance Analyst, Reynolds American Companies 24.4% 27.5% 69% 91% 2.73 mn m3 Total water withdrawn From water utility supplies 64% From fresh surface water sources 2% From groundwater sources 34% Target Target Where we source our water from Target

Our water stewardship programmes Direct Operations Our water withdrawal and discharge guidelines and our Water Roadmap provide guidance for managing water use at our manufacturing sites and help assess water management systems in line with the Alliance for Water Stewardship (AWS) certification process. In 2024, an additional eight sites in our direct operations were successfully AWS certified, bringing the total number of certified sites to 51 or 91% of our operations sites. Additionally, 78% of our operations sites implemented both water efficiency and recycling activities, investing £3.9 million in capital expenditure. We also achieved 27.5% of total water recycled in 2024, driven by our top performing sites in the U.S., Brazil, South Korea and Bangladesh. Our Brazil site became the first Group site to achieve the AWS Standard certification with platinum status. It is the highest of three levels of certification available, indicating conformity with AWS’s additional Advanced Indicators. Tobacco supply chain We have developed a standardised methodology and protocol to measure water use on tobacco farms. The protocol aims to enhance the accuracy of water reporting and support a more accurate performance assessment of drip irrigation and other water-saving initiatives. Approximately 70% of tobacco hectares in our Thrive Supply Chain are grown using rainfall. Where rainfall is insufficient, farmers may use irrigation. In 2024, around 30.7% of the tobacco hectares in our Thrive Supply Chain used some form of irrigation systems. 30.7% of the tobacco hectares in our Thrive Supply Chain benefited from irrigation systems in 2024 At our GLAD centre in Brazil, research is conducted to reduce water usage in high-dependency regions and support engagement with local communities. Drip irrigation was introduced in eight countries, saving up to 50% more water in comparison to conventional irrigation practices. In 2024, land area using drip irrigation increased by 50% in Vietnam and 29% in Chile. We have also adopted alternate furrow irrigation in Pakistan and Bangladesh. This practice saves up to an estimated 10% more water, compared to traditional furrow irrigation without negatively affecting the yield. In Mexico we observed a 10% reduction in water use compared to drip irrigation by installing real-time temperature, water and electric conductivity sensors. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 93 Case study Technology to monitor deforestation and biodiversity In 2024, BAT Brazil introduced satellite monitoring to track forest cover changes. Alongside regular monitoring conducted by Field Technicians, the system enhances our monitoring of suspected conversion or deforestation. Following the identification of potential deforestation, our field technicians conduct assessments to visually verify whether deforestation has occurred, and where possible, the cause of the incident. If confirmed, a remediation plan is implemented. Further details are available on page 89. In Kenya, we initiated a pilot with a global network of ecological specialists to monitor restoration efforts around Mount Elgon and Cherangany Hills. The objective is to collect primary data through drones, audio sensors and artificial intelligence. The plan is to monitor these areas to evaluate the effectiveness of nature restoration. We continue to scout for state-of-the-art technologies to support our nature initiatives. What’s Next Creating a regenerative agriculture framework. – Developing methodologies to assess local risks. – Piloting initiatives with key suppliers in 2025. – Tracking progress through action plans. Definitions: Conversion: Change of a natural ecosystem to another land use or profound change in a natural ecosystem’s species composition, structure, or function. Deforestation: Loss of natural forest as a result of i) conversion to agriculture or other non-forest land use; ii) conversion to a tree plantation; or iii) severe and sustained degradation. Forest Positive: To be considered 'Forest Positive', among other things, a forest should be planted for conservation purposes. Further, the area must be monitored at least one year after the planting date, to verify the survival rate quantification of the area planted and the number of trees that have become viable. Colour coded map by habitat-type.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 94 CIRCULARITY GLOBAL CHALLENGE The unsustainable use of virgin raw materials harms the environment. Transforming the linear economy requires changing how businesses design, manufacture, use, and dispose of products. Challenges include continuous demand for virgin raw materials, unsustainable consumption patterns, and endless waste. Circularity aims to address these issues by minimising waste and optimising resources. IMPACT AREA

Local partnerships to reduce post-consumer waste and recover materials. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information LOCAL ACTIONS 95 Battery recycling in Kazakhstan Battery recycling at scale faces challenges including the lack of infrastructure, high costs, and the technical complexities of recycling. In 2024, BAT Kazakhstan entered into a collaboration agreement with First Recycling to open the country’s first lithium-ion battery recycling facility. The facility recovers valuable materials from the batteries in our glo devices, including lithium, aluminium, and copper. The recovered materials are subsequently sold by First Recycling for onward use in battery production. To date more than 95,000 batteries from our glo devices have been recycled. Ablay Turganbaev Environment, Health, and Safety Manager, BAT Kazakhstan We aim to leverage local partnerships to decarbonise our downstream supply chain. Repurposing cigarette butts Over the past 15 years, Reynolds American Companies have collaborated with TerraCycle and Keep America Beautiful to reduce cigarette butt litter. TerraCycle, develops recycling solutions for waste streams that are not usually considered recyclable. Cigarette butts collected through clean-ups are sent to TerraCycle, where they are repurposed into furniture items, including garbage bins and public place seating. Likewise, the partnership with Keep America Beautiful funds the Cigarette Litter Prevention Programme, educating adult consumers, distributing portable ashtrays, and organising clean-up community activities. Our partnership with Keep America Beautiful and TerraCycle is a testament to the power of collaboration. Kara Calderon Senior Director of Sustainability & Community Engagement, Reynolds American Companies Go online to learn more about our approach to sustainability bat.com/sustainability- and-esg 95,000 batteries from our glo devices have been recycled

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Our Circularity ambition 96 OUR AMBITION Reducing the use of virgin raw materials. We seek to reduce our material footprint across our value chain and to understand and minimise the environmental impact of virgin raw material use. In the ‘make’ phase, we aim to use more sustainable materials and increase resource efficiency. In the ‘use’ phase, we encourage responsible consumption and disposal. In the ‘dispose’ phase, we collaborate with waste management organisations to enhance material recovery. Circular economy is more than just limiting our environmental impact. It’s a growth opportunity for our business – rethinking our partnerships, using innovation to make our supply chain more resilient. Neelam Melwani Head of Circularity

Addressing circularity across product life cycles. As we continue to strive towards reducing our use of virgin raw materials, we have taken steps to deepen our understanding of the full extent of our material footprint. Sustainable design We aim to embed circularity into the early stages of product and packaging design. In 2024, we introduced and began testing an initial set of ecodesign principles, which will provide insights to support the reduction of our environmental impacts across the product life cycle – spanning the 'make,' 'use,' and 'dispose' phases. These principles include renewable and recycled materials, efficient resource use, extending product life, and end-of-life product management. In 2025, we will work to quantitatively assess the environmental impacts of our Smokeless products as part of the ‘design’ phase. By leveraging these insights, we aim to establish quantifiable design targets, including: Using less CO2e intensive materials Using more recycled materials Using more renewable materials Enhancing durability and product lifespan Greater modularity, disassembly and recyclability We also aim to understand the full extent of our virgin raw material use and its environmental impact. In doing so, we continue to improve our data quality to inform decisions across the 'make', 'use', and 'dispose' stages of our supply chain. In 2024, we launched the Green Design Tool to support our product designers and material scientists understand the environmental impact of current and future materials. Read more about our policies and procedures on pages 116 to 117+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information How we’ll get there 97 Rethinking design How we think about using materials in a smarter and more efficient way Design for: – use of less carbon intensive and virgin raw materials – use of more secondary and alternative materials Reduce Design for: consumer upgradability and repairability Rethink Design for: extended lifespan Reuse Design for: disassembly and material recovery Recover Design for: use of more widely technically recyclable materials Recycle Find out more: Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions at bat.com/reporting + Targets: 100% of our packaging to be reusable, recyclable or compostable where facilities exist by 2025 90% recycling rate of waste generated across our operations by 2025 25% reduction in waste generated across our operations by 2025 (versus 2017 baseline) Less than 1% of our operational waste going to landfill by 2025

We have undertaken an initial analysis that allows us to understand the full extent of our material use in order to establish a baseline for future reductions. The diagram below is a visualisation of our material inflow – or the total amount of raw materials that make up our products and packaging. Each bar represents the total weight of materials used across our combustibles, Smokeless products and Other Tobacco Products. We know that reducing our material footprint is critical to reducing the impact of our Scope 3 emissions. Areas of focus are: Paper, pulp and board: used across our products and packaging at an equivalent of 349,084 tonnes. Plastics: used across our products and packaging at an equivalent of 60,733 tonnes. Metals1: used across our product categories at an equivalent of 11,216 tonnes. Critical Raw Materials2: used in our New Category products at an equivalent of 3,050 tonnes. Electronic components: primarily used in our New Category products at an equivalent of 544 tonnes. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we’re doing 98 The flow of raw materials into our product categories3 Material categories Product categories Combustibles Smokeless products Other Tobacco Products Key: 1 2 Paper, pulp and board Leaf 3 4 Liquids Other 5 6 Plastics Metals 7 8 Battery and other critical raw materials Electronic components Notes: 1. Excludes critical raw materials used in batteries. 2. While we continue to report on conflict minerals, we are looking to understand our impact across other critical raw materials beyond tin, tantalum, tungsten and gold (3TG), based on the list of critical raw materials in the UK. 3. All numbers are based on 2023 procurement purchased volume data, using proxy data for some product components including batteries due to intellectual property restrictions. Mass material data is extracted from our Life Cycle Assessments (LCAs). Packaging only refers to primary with the exception of combustibles which is available by bundle. Wellbeing and Stimulation products have been excluded, as products were not available to purchase in 2023.

Vapour products In 2024, we introduced Vuse Go 2.0, a new single-use Vapour product with a removable battery to facilitate better recycling. We aim to include removable batteries for all our single-use Vapour products, by the end of 2029. We aim to have all rechargeable closed system devices to include removable batteries by year-end 2026. Modern Oral In France, Ireland, Denmark, Sweden and the UK, we recently launched two variants of Velo cans certified by the International Sustainability and Carbon Certification (ISCC), for using bio-plastic or Post-Consumer Resin (PCR) plastic through a mass-balance approach1. Used nicotine pouches are currently non-recyclable. We are working to address this challenge and are analysing how to increase the material recyclability and recoverability of our pouches. Heated Products (HPs) We have removed the polypropylene overwrap for our glo devices and starter kits and replaced plastic inner trays with a pulp-based alternative. In 2024, with each iteration of our glo Hyper devices, we have progressively increased the proportion of recycled material in the packaging. Specifically, the recycled content of the packaging has increased from 34% in the Hyper Air to 71% in the Hyper Pro. For our HP consumables, we have introduced paper inner bundling to replace aluminium and plastic laminates so that they can be recycled where facilities exist. We also aim for new HP devices to feature removable and replaceable batteries. Cigarettes For our cigarettes, we have introduced paper inner bundling, where legally permitted, to replace aluminium and plastic laminates so that they can be recycled where facilities exist. Other Tobacco Products (OTP) We are in the process of replacing all non-recyclable plastic laminate pouches with technically recyclable materials. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 99 Case study Collaborating to recycle plastic waste BAT South Africa and Ocean Plastic Technologies are embracing recycling by using shipping containers as recycling hubs. This initiative focuses on repurposing materials from used vaping pods, giving them a second life. In its first year of operation, the project has recycled 29 tonnes of waste and created over 30 jobs. The Durban and Heidelberg hubs each processed approximately 12 tonnes of material for recycling, while the Cape Town hub processed nearly five tonnes. Note: 1. 'Mass-balance' is a principle that matches inputs (such as plastic waste) with outputs from a recycling or production process, to determine the recycled content (source: zerowasteeurope.eu/ wp-content/uploads/2021/05/rpa_2021_mass_balance_booklet-2.pdf). See the ‘Consumer Education’ section on page 101 for more information on how we support consumers to dispose of devices responsibly +

Tackling operational waste Our Global Waste Centre of Excellence (CoE) uses an integrated work system to prioritise actions that reduce waste. 1.3% of our operational waste sent to landfill in 2024 (versus &lt;1% target by 2025) 110.6 thousand tonnes of waste generated Total waste disposed (thousand tonnes) 13.2 Total waste recycled (thousand tonnes) 97.3 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we’re doing Continued 100 0 25 35 Reduce the absolute volume of waste generated in our own operations by 25% versus 2017 baseline % reduction in waste generated in our own operations 2023 We have achieved our 2025 target two years ahead of schedule. In 2024, we have continued to make progress, with a further 3.8% year-on-year reduction versus 2023. 2024 Summary of progress towards our targets 0 1 2 Less than 1% of our operational waste going to landfill by 2025 % of operational waste going to landfill 2023 We are on track to meet our target. In 2024, 1.3% of operational waste was sent to landfill. Enhanced global waste segregation contributed to 71% of our sites sending zero operational waste to landfill. 2024 0 50 100 90% recycling rate of total waste generated across our own operations by 2025 % waste recycled 2023 We are on track to meet our target. In 2024, our waste recycling rate reached 88.1% across our own operations, versus 87.6% in 2023. 2024 Case study Consumer awareness campaigns The ‘Small Actions, Big Crimes’ campaign which sets out to tackle cigarette butt littering, was launched in Italy in collaboration with the non-profit organisation Marevivo and supported by the Ministry of Environment. Within three years of launch, the campaign was activated in more than 12 cities, and resulted in an average reduction of 53% in butt littering. In 2024, the campaign shifted focus to the disposal of small Waste Electrical and Electronic Equipment (WEEE) through a fully digital campaign, which included launching a dedicated website (piccoligesti.eu) to educate consumers about the issue. Additionally, the campaign partnered with Logista to promote their RECYCLE-CIG programme, which installed more than 30,000 disposal units for WEEE disposal in Italian tobacconists. The campaign was also rolled out in Greece, reducing cigarette butt litter by over 60% in Rafina and Naxos, and led to the responsible disposal of more than 530,000 butts between 2021 and 2024. The campaign provides dedicated disposal units and consumer awareness initiatives. 1.8% 1.3% 28.2% 31%Target Target Consumer awareness campaign. Napoli, Italia. Target 87.6% 88.1% Operational Waste Footprint

Consumer education and awareness Cigarette littering: Although most consumers dispose of their cigarette butts responsibly, too many still end up as litter. Research shows that education and awareness campaigns can be effective in encouraging responsible disposal. However, to change consumer behaviour, anti-littering awareness programmes and initiatives need to inform consumers of the negative environmental impacts of cigarette butts. We continue to support such campaigns with NGOs and the public sector across our markets, for example through the ‘Small Actions, Big Crimes’ initiative, discussed on page 100. Smokeless products: Our ecodesign principles will quantify the impact of the materials we use in our products. We know that continued partnerships with waste management organisations and consumer education campaigns remain key to managing the end-of-life of our products. This global issue can only be addressed through local interventions and a case-by- case approach contingent on national waste management infrastructure and requirements. In Nottinghamshire, UK, we have partnered with a waste management company to pilot a collection and recycling programme for used vapour products. With the aim of creating industry-wide solutions, we have set up dedicated recycling collection points in public spaces for vapour products, including pods and devices. Shortage in key materials While we have made progress with most of our Circularity targets, the global shortage in key materials, such as food-grade post- consumer resin has meant that we have withdrawn our target of 30% average recycled content across all plastics packaging. Addressing this challenge requires collaboration across industries, changes in government policies and investments in national infrastructure. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 101 Case study Incentivising Pod Recycling BAT New Zealand is rewarding consumers who participate in recycling. Launched in 2022, the RePod scheme incentivises consumers to return used Vapour devices and pods for recycling. Given the relatively limited options available, BAT New Zealand collaborated with local suppliers to develop a recycling solution that removes batteries and metals. The recovered recyclable plastic components are then transformed into cleanstone panels, which can be repurposed into items such as furniture. To date, approximately 0.5 million pods have been recycled through this scheme and a further 1.2 million pods have been shredded. What’s Next Reducing post-consumer waste remains an area of focus. – Continuing to improve design and data to inform our decisions based on ecodesign principles. – Engaging with consumers on responsible disposal. – Collaborating with other sectors and waste management organisations to address challenges related to recyclability, recycling and material recovery. Definitions: Circular economy: The circular economy is an economic model that is regenerative by design. The aim is to allow for renewability, remanufacturing, recycling and biodegradation. Our packaging composition1 97% Share of reusable, recyclable or compostable packaging Reusable, recyclable or compostable packaging 97% Others 3% Our target is for 100% of our total packaging to be reusable, recyclable or compostable where facilities exist by 2025, which we remain on track to achieve. We are moving from multi-material laminates to single-material packaging or laminates where feasible. Note: 1. Our packaging's recyclability calculation excludes about 1.7% of the total material used in our packaging, representing exclusions due to regulatory requirements in certain markets and adhesives used in packaging.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 102 COMMUNITIES GLOBAL CHALLENGE Inequality of opportunity persists across various dimensions. Many people still face discrimination based on income, sex, age, disability, sexuality, race, class, ethnicity or religion. Businesses can positively influence both their own workplaces and support broader society by promoting equality, respecting human rights and empowering communities. IMPACT AREA

Impact starts at the community level BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information LOCAL ACTIONS 103 The programme has empowered women and fostered economic development to support their families. Ms. Vo Thi Bich Thuy Vice President of the Women’s Union of Duc Hue District, Long An Province, Vietnam Supporting food security in Malaysia The Beyond Benih ‘Going Beyond Seeds’ regenerative agriculture initiative in Malaysia has now been rolled out to 12 cities, impacting over 80,000 beneficiaries to date. Created by BAT Malaysia, the initiative sets out to increase food security, improve nutrition and foster community building. In collaboration with the Malaysian Department of Agriculture and Residents’ Associations, the initiative restores and enhances Malaysian urban areas. Targeted at low-income households, it fosters community engagement, social cohesion, and shared responsibility among residents. Through educating the residents about sustainable agricultural practices and healthy eating habits, while providing opportunities for skills development, Beyond Benih instils a sense of ownership and stewardship of the land. By locally sharing the Group’s regenerative agriculture best practices, Malaysian residents not only produce fresh, healthy food, but also contribute to environmental sustainability while enhancing urban resilience and fostering community wellbeing. Women Empowerment in Vietnam Since 2022, BAT Vietnam has been working in partnership with local authorities to establish Women’s Empowerment Programme. The programme strives to enhance the economic development of women by providing them with interest-free loans to set up small businesses and support animal husbandry. Since its inception, more than 130 women across local communities in Duc Hue and Tan Thanh districts have benefited from the programme. Beyond Benih provides food for local communities and individual families with an additional source of income. Mr. Ayub Head of Residents' Association in a Beyond Benih community garden Go online to learn more about our approach to sustainability bat.com/sustainability- and-esg 80,000 beneficiaries impacted across 12 cities in Malaysia

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Our Communities ambition 104 OUR AMBITION Supporting the livelihoods and resilience of our communities. Our global operations include multiple supply chains, from agriculture to electronics and manufacturing. Across all these areas, there are human rights considerations including workers’ rights, rural poverty and the risk of child labour, in particular, on small family farms. We recognise our role to respect the human rights of all workers and farmers in our value chain, as well as members of the local communities in which we operate. When it comes to our own employees, we believe we can positively impact their lives by investing in their physical, mental and financial wellbeing. I am proud of the enduring relationships we have built up for generations with the communities in which we operate. Vladimir Moura Head of Sustainability, Agriculture

Farming Communities Our approach to managing human rights is aligned to the UN Guiding Principles for Business and Human Rights. We manage our impact through our due diligence and remediation programmes, underpinned by a number of policies, including those outlined in our Standards of Business Conduct (SoBC) and Supplier Code of Conduct (SCoC). Our Thrive programme collects data across a number of topics, including human rights. Based on a framework covering the five 'capitals' outlined below, Thrive sets out to address challenges in farming communities. We participate in the Sustainable Tobacco Programme (STP) to promote responsible tobacco growing practices. We also conduct Human Rights Impact Assessments (HRIA) and In-depth Assessments (IDAs) to identify potential issues. Our suppliers develop remediation plans based on these findings. We support farmers to enhance their livelihoods and tackle complex issues like child and forced labour through various initiatives. Read more about our policies and procedures on pages 116 to 117+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information How we’ll get there 105 Ambitions1: Support prosperous livelihoods for all farmers in our tobacco supply chain Zero child and forced labour incidents in our tobacco supply chain by 2025 The five 'capitals' of our Thrive programme Capital Descriptor Financial Economic livelihoods of farmers, including access to resources Natural The ecosystem necessary to sustain agricultural production and livelihoods Human Skills, knowledge, labour and human rights Social Self-sufficient and resilient communities Physical Infrastructure needed to maintain viable places to live and work Note: 1. These are our ambitions, which cover all tobacco we purchase for our products (‘tobacco supply chain’); which is used in our combustibles, Traditional Oral and Heated Products. Our metrics, however, derive data from our annual Thrive assessment, which includes our directly contracted farmers and those of our third-party suppliers, which represented over 93% of the tobacco we purchased by volume in 2024 (‘Thrive Supply Chain’). Find out more: Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions at bat.com/reporting +

Supporting living income We have been conducting an annual living income analysis since 2022, based on the Anker Methodology1, a recognised gold standard for estimating fair wages and incomes for agricultural workers and small- holder farmers. In 2024, the methodology was adapted to better represent the living costs of tobacco farmers in rural areas. Our analysis was applied to 97% of farmers in our Thrive Supply Chain. The results support the creation of action plans to target key income drivers, such as reducing production costs, increasing yield, and diversifying crops. The farmers’ feedback is provided to our Leaf suppliers, who manage the action plans. Enhancing productivity while reducing costs In Brazil, our Global Leaf Agronomy Development (GLAD) centre designs solutions with the support of agronomic technologies. These solutions improve crop management, optimise resource use and address challenges such as climate change and soil degradation. These are now being applied in 12 countries. For example, automated curing barns, reduce fuel use by up to 30% and manual labour by 45%. Promoting income diversification We support crop diversification programmes which are adapted to local environmental and socio-economic realities. In 2024, 94% of our farmers in the Thrive Supply Chain were reported to have diversified crops. To date, more than 138,000 farmers, farm labourers and local community members have been trained on crop diversification. In addition, several small-scale initiatives are underway to identify potential crops for additional income. Building resilient communities We have developed a range of community initiatives on women's empowerment, rural development, and access to healthcare, clean water, and sanitation. BAT Bangladesh’s Probaho, now in its fifteenth year, provides safe and clean drinking water to rural communities where supplies have previously been scarce or contaminated. To date, the programme has installed 126 filtration units and provided more than 620,000 litres of water a day to over 310,000 people across 25 districts in Bangladesh. BAT Kenya, in 2023, introduced a women’s development programme aligned with the UN’s Women’s Empowerment Principles2. Both directly contracted female farmers and women in the farming community participated in the programme. Through the two phases of the programme, training was provided to more than 600 participants on women's rights, financial literacy, entrepreneurship and agriculture. In 2024, BAT Kenya also participated in two further initiatives for income diversification of directly contracted female farmers. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we're doing 106 Farming Communities Working with local stakeholders to implement community-focused initiatives. Notes: 1. www.ankerresearchinstitute.org/anker-methodology 2. unglobalcompact.org/take-action/action/womens- principles/ Assisting with market preparation and crop diversification Providing high-quality crop inputs and a fair tobacco price Farm monitoring, prompt actions and remediations Training and communications Providing harvesting equipment and curing support Providing agrochemical equipment and support Supporting our farmers throughout the growing cycle Our Field Technicians visit our directly contracted farmers once a month during the growing season. The collaboration sets out to develop the skills of the farmers in order to promote better yields and maintain standards as outlined in the diagram below.

Group Code of Human Rights in Tobacco Farming In 2024, we introduced a new Group Code of Human Rights in Tobacco Farming, which applies to the Group's own Leaf Operations. Aligned to the UNGPs and other international standards, it consolidates existing standards as well as strengthens procedural requirements and additional guidance on topics, such as responsible contracting and management of environmental impacts. All of BAT Leaf employees in scope and directly contracted farmers have received training on the Code. In addition, more than 417,600 of the Group’s own Leaf Operations and third-party suppliers have conducted human rights training focused on child labour and workers' rights. In 2024, we also established our Leaf Social Centre of Excellence to advance human rights and community initiatives. Maintaining standards through grievance mechanisms and assessments We track access to grievance mechanisms across our Thrive Supply Chain. In 2024, 97.96% of farmers and farm labourers reported having access to at least one type of grievance mechanism channel. Of the 307 grievances raised in 2024, 100% were reported as resolved by the end of the growing season. We conduct HRIAs and IDAs using a risk- based approach. These assessments are carried out in line with the United Nations Guiding Principles (UNGPs) and conducted by independent human rights experts. Since the first HRIA was conducted in 2019, we have completed HRIAs in 10 tobacco sourcing countries, engaging with over 5,239 rights-holders. The evaluation included themes, such as the potential risk of child labour, health and safety, workers' rights and farmer livelihoods. IDAs have a wider scope and cover other social and environmental topics. By the end of 2024, 16 suppliers in 12 countries underwent IDAs. We continue to take steps to address issues identified in HRIAs and IDAs, and track remediation actions, as appropriate. Participation in the Sustainable Tobacco Programme (STP) is a contractual requirement for all our Leaf suppliers. The STP mandates an annual self-assessment covering key themes such as Human Rights. All Leaf suppliers are expected to fully adhere to the local laws and regulations, as well as the STP's requirements. If a non- compliance is identified, we take appropriate actions, including the suspension or termination of the supply agreement. Managing child and  forced labour risks We recognise that child and forced labour are complex issues and incidents can be hidden or under-reported. Our digital platform, Farmer Sustainability Management (FSM), is used by our Field Technicians to record data during farm visits of our directly contracted farmers. Over 30% of the FSM criteria are related to human rights. Technicians also conduct unannounced visits, interviewing farmers and farm workers to check for child and forced labour incidents and upload the data to FSM, which tracks any prompt actions necessary for remediation identified. We monitor 100% of our directly contracted farmers on child labour risk and prevention. In 2024, 117 incidents of child labour were reported on 0.05% of farms in our Thrive Supply Chain. The majority of incidents were related to stitching and/or stringing tobacco green leaves. 100% of incidents were reported as resolved during the growing season. In cases of recurring incidents, a farmer’s contract is not renewed for the next season. There were zero recurring incidents this year. In addition, zero incidents of forced labour were reported in our Thrive Supply Chain. Health and Safety of our farmers Our Group Code of Human Rights in Tobacco Farming as well as our Operational Standard for Personal Protective Equipment (PPE) include more stringent requirements on the availability and management of mandatory PPE. The requirements apply to all our directly contracted farmers and their workers. We expect third-party suppliers to also adopt similar standards. In 2024, 98.99% of our farmers in our Thrive Supply Chain reported to have sufficient PPE for agrochemical use and 94.27% for use when harvesting. The introduction of more stringent requirements have led to gaps, which resulted in a decline of PPE availability. Remediation actions have been implemented. Training sessions on the correct and safe use, storage and disposal of agrochemicals and Green Tobacco Sickness prevention were attended by over 401,500 participants. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 107 Number of attendants engaged on human rights training, with emphasis on forced labour and child labour 500,000 400,000 300,000 200,000 100,000 0 348,257 418,584 417,628 2022 2023 2024 What’s Next Supporting our farmers to enhance livelihoods and build resilience. – Focusing on living income action plans, diversification and training. – Implementing long-term solutions and addressing root causes. Definitions: Attendants: includes farmers, as well as farm labourers and local community members. Child Labour: The definition of child labour used to identify child labour incidents is aligned to the International Labour Organization's definition of child labour (www.ilo.org/topics/child-labour/what-child-labour) Prompt Action: A prompt action refers to an issue that’s been identified by a field technician which is deemed to require an immediate response due to its nature.

Read more about our policies and procedures on pages 116 to 117+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future How we’ll get there 108 Supplier Communities Beyond tobacco leaf, we source product materials such as paper and filters for cigarettes. For our expanding New Category products, the supply chain includes electronic components and liquids for our Vapour consumables. Target: 100% of product materials and higher- risk indirect suppliers to have undergone at least one independent labour audit within a three-year cycle by 2025 Due diligence process for product materials and higher-risk indirect suppliers New suppliers Existing suppliers Independent audit Workplace Conditions Assessment New supplier approved Our suppliers are required to comply with the Supplier Code of Conduct (SCoC) Risk-based approach Assessment on existing suppliers based on their category and country risk level Product material and higher-risk indirect suppliers Independent on-site audits All other suppliers Supplier self- assessments verified by a third party Screening process for product materials and higher-risk indirect suppliers Baseline supplier screening 2,239 Number of product material and higher-risk indirect suppliers undergoing initial screening Output of risk screening 596 Number of product material and higher- risk indirect suppliers undergoing further social audits Audited in 2024 321 suppliers audited annually out of which: 156 First-time audits 165 Re-audits On-site audit outcomes % of issues identified relating to: Health and Safety: 48.6% Working Hours: 17.4% Adequate Wages: 5.5% Management Systems: 13.8% Other1: 14.7% Find out more: Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions at bat.com/reporting + Note: 1. It includes environment, business ethics and living wages, amongst others issues.

Social due diligence in our product material supply chain Our SCoC applies to all our suppliers and sets the standards for responsible business conduct. In addition, we take a risk-based approach to social due diligence in our product material supply chain. Scope of social due diligence All product material and higher risk indirect suppliers are in-scope for our labour audits. Product materials suppliers are those who supply non-leaf materials used in our products, such as filters, paper, adhesives, liquids, devices and batteries. Higher-risk indirect suppliers are those who supply machinery and point of sale materials. Our aim is for all such suppliers to have undergone at least one independent labour audit within a three-year cycle by the end of 2025. By the end of 2024, this was achieved for 91% of in-scope suppliers. Triage Process All in-scope suppliers are evaluated through an independent risk assessment platform, covering topics that are identified as relevant for the Group, such as working conditions and forced labour. The outcome of the risk assessment determines the type of the audit assigned, which can be either a third-party on-site audit or a third-party verified self-assessment. Breakdown of audits Since 2022, 540 in-scope suppliers in 59 countries have undergone at least one labour audit: – Tier 1 product materials suppliers: 388; – Lower-tier product materials suppliers: 48; and – Indirect suppliers: 104. In 2024, 321 independent labour audits were carried out. 156 were first time audits and 165 were re-audits of existing suppliers due to previous audit performance. 321 number of on-site or self-assessment audits conducted in 2024 Type of incidents identified in third-party verified supplier self-assessments (%) Environment 33% Labour and Human Rights 32% Ethics and Sustainable Procurement 35% Managing audit findings If an in-scope supplier is identified to fall below our minimum standards, we support the supplier to develop an action plan and monitor its progress. If a supplier does not show necessary improvements, we terminate the contract, as appropriate. Through this process, 23 suppliers made sufficient improvements to meet our standards and 10 were removed from our supply chain in 2024. Training and capability building In 2024, procurement relationships managers across all regions were trained on leveraging our audit partners to progress the Group’s social agenda. The training provided guidance on how to monitor supplier performance and manage supplier relationships, based on the findings of the labour audit. In addition, over the course of the year, we shared best practices and agreed common commitments with our suppliers at the suppliers’ summit. Our in-scope suppliers also received a step- by-step guide on our audit processes and standards. Read more about suppliers’ summits on page 78+ Responsible mineral sourcing Our electronics supply chain includes multiple layers of suppliers, which create additional challenges for managing human rights risks. Our SCoC applies to all our suppliers and outlines the actions we expect them to take in relation to responsible mineral sourcing. In line with the OECD guidelines, we work with our suppliers for them to exercise the appropriate due diligence required for identifying the origin of 'conflict minerals'. Being supporter members of the Responsible Business Alliance (RBA) provides access to cross-industry initiatives, such as the Responsible Minerals Initiative, through which we have visibility of smelters’ audits. Findings are reported annually in our Conflict Minerals Report. Such data helps us improve the traceability of our minerals supply chain in order to identify areas of risk. Read our Conflict Minerals Report on bat.com/investors-and-reporting/reporting/ conflict-minerals-report + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information What we’re doing 109 What’s Next Working with suppliers to help manage their supply chain impacts. – Advancing our efforts to manage human rights risks. – Engaging with our suppliers to improve the traceability of the entire supply chain. – Preparing for new regulatory requirements related to supply chain due diligence. Definitions: Tier 1 suppliers: Directly contracted suppliers of final products or product materials. Lower-tier suppliers: Suppliers, with whom we have a commercial relationship, who supply materials or products to our Tier 1 Suppliers.

13% 87% 50% 50% 35% 65% Employee breakdown by level in 2024 (Management‡ grade) Women 6,321 Men 8,208 Employee breakdown by level in 2024 (Senior Leadership teams‡) Women 600 Men 1,043 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future How we’ll get there 110 Employee Communities Our Employment Principles set out our approach to workplace diversity and equality. Our SoBC include a Respect in the Workplace chapter, outlining our commitments to equality, diversity, anti-harassment, anti-discrimination and employee wellbeing. Our approach to Diversity and Inclusion (D&I) is built on fostering accountability, diverse talent pipelines and an inclusive culture. Our Group Health and Safety Policy Statement is based on local and international labour laws and standards, and is designed to meet or exceed the requirements of applicable health and safety laws and regulations in the countries in which we operate. Targets1,2 Increase the proportion of women in Management‡ roles to 45% by 2025 Increase the proportion of women on Senior Leadership teams‡ to 40% by 2025 Increase the Ethnically Diverse4 proportion of our Senior Leaders‡ to 40% by 2027 ‡Find out more: Refer to the BAT 'Reporting Criteria' for a full description of key terms and definitions bat.com/reporting + Read more about our policies and procedures on pages 116 to 117+ Notes: 1. These Group-wide targets do not represent quotas. For each vacancy, the most suitable candidate, regardless of their gender or ethnicity, should be hired. We also recognise that there may be local requirements or other circumstances that need to guide our hiring practices in various locations where we operate. 2. While our nationalities target was achieved for 2023 and reported in 2024, we aim to replace this aspiration in future years, in line with our evolving understanding and the progression of the Diversity & Inclusion agenda. 3. Read more about the number of Women on our Board of Directors on page 167. 4. See note 2 on page 111 for the definition of Ethnically Diverse for the purposes of the ethnicity agenda. Gender Diversity 2024 0 10 20 30 40 50 60 70 80 90 100 Women on our Board of Directors3 Women on our Management Board Female Male Ethnic Diversity 2024 0 10 20 30 40 50 60 70 80 90 100 Proportion of Ethnically Diverse4 Senior Leaders‡ Ethnically Diverse4 Senior Leaders ‡ Other Target For more performance metrics and operational data refer to our Sustainability Performance Data Book on bat.com/reporting+ Senior Managers: Companies Act 2006 For the purposes of disclosure under Section 414C(8) of the Companies Act 2006, the Group had 172 male and 64 female Senior Managers as at 31 December 2024. Senior Managers are defined here as the members of the Management Board (excluding the Executive Directors) and the directors of the Group’s principal subsidiary undertakings. The principal subsidiary undertakings, as set out in the Financial Statements, represented approximately 53% of Group employees and contributed approximately 91% of Group revenue in 2024.

Championing Diversity and Inclusion Our values are embedded in how we operate and empower our people to strive towards achieving our purpose of creating A Better Tomorrow™. Read more about our values on pages 174 to 175+ Inclusive capability building While we do not operate under a quota and are clear that the most suitable candidate should be hired regardless of one’s gender or ethnicity for each vacancy, we provide training on inclusive hiring and require gender-balanced longlists from recruitment agencies. Between 1 January 2019 and 31 December 2024, we have hired over 5,400 individuals, 46% of whom are women, bringing new capabilities, such as data analytics, digital, sustainability, innovation, IP and science. We seek to enhance the leadership and functional skills of our employees through a range of Learning and Development programmes. In 2024, an average of 18 hours of training were completed for over 14,500 of our Management‡ grade employees. We are seeking to focus on in-person training rather than virtual, which led to a reduction in the number of training hours per employee. We continued to increase the investment in learning for all employees with an average of £453 per employee, an increase on 2023. Creating an inclusive work environment We continue to promote positive outcomes for employees with hidden or visible disabilities and those with mental health conditions. We launched our Neurodiversity Employee Community this summer, to support and raise awareness for neurodivergent employees and their allies. Disability Confident Leader We are proud to retain our UK government-backed accreditation Disability Confident Leader (Level 3) status which remains valid until 2026. This accolade acknowledges our efforts in attracting, developing, and supporting individuals with disabilities and long-term conditions. Listening to our workforce We have established a range of engagement channels to better understand our employees’ perspectives. These include market visits by our Directors and Management Board members, town halls, global, functional and regional webcasts, Q&A sessions, and meetings with works councils and trade unions. In 2024, we introduced a new employee listening framework to strengthen existing engagement channels. This includes our global Your Voice surveys, which are now conducted annually and engage approximately 40,000 employees worldwide, offering opportunities for employees to share their feedback. Read more about workforce engagement on pages 182 to 183+ The results of our surveys are shared with our Board and all employees. This year, we achieved a 92% participation rate and an engagement score of 84%, a year-on-year increase of 4 percentage points, and ahead of our global FMCG comparator group by 4 percentage points. Leadership and Empowerment; Reward and Recognition; and Talent Development were identified as areas for improvement. Engaging with Employee Resource Groups (ERGs) is important to create an inclusive and representative culture. By listening to diverse perspectives we gain insights into the unique challenges and needs of our different employee communities. Our D&I Group-wide ERGs are Women in BAT and BUnited, our LGBT+ community. Diversity of our workforce In 2024, 36.5% of roles on Senior Leadership teams‡ and 43.5% of Management roles were held by women. As of 31 December 2024, 16,667 of our employees were women and 32,282 were men. 36.5% of women on Senior Leadership teams‡ in 2024 In addition to increasing the number of roles held by women, our aspirations focus on the diversity of nationalities and ethnicities within our workforce. We collect voluntary ethnicity data in 15 markets and have 68.5% Ethnically Diverse1 employees in those markets. Globally, 40% of our Board and 34.9% of our Management Board and their direct reports are Ethnically Diverse1. We continue to make progress against our target for 40% representation for Ethnically Diverse1 groups for the Management Board and direct reports by 2027, taking into account the UK Government Parker Review Report. 34.9% of the Management Board and their direct reports were Ethnically Diverse1 in 2024 Read more about Main Board Diversity on page 167+ Rewarding our employees We aim to provide responsible and fair remuneration and benefits globally. In 2024, we retained our independent accreditation from Fair Pay Workplace, for providing equal pay for work of equal value2. We also maintained our global scope for the equal pay for work of equal value gender analysis, covering over 100 countries, and expanded our ethnicity analysis to include approximately 17,000 Direct Employees‡ across eight locations, representing around 40% of our Direct Employees‡. We are proud of the consistency we kept year-on-year in paying men and women within 1% of each other, and Ethnically Diverse3 and Non-Ethnically Diverse3 groups within 1% of one another for doing the same work or work of equal value. We were independently certified by the Fair Wage Network (FWN) as a Global Living Wage employer for the second consecutive year in 2024, recognising our efforts to pay all our direct employees the applicable living wage4, at minimum. This review covered our direct employees in more than 100 countries. We offer our UK employees the opportunity to share in our success through our Sharesave Scheme, Partnership Share Scheme and Share Reward Scheme, and offer several similar schemes for employees in other Group companies. For more information about Diversity and Inclusion at BAT see our D&I Report bat.com/investors-and-reporting/ reporting/diversity-and-inclusion-report + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information What we’re doing 111 Notes: 1. For the purposes of the ethnicity agenda, six global ‘Ethnically Diverse’ groups were determined considering BAT's global market footprint: Asian, Black, Hispanic/Latin American, Indigenous, Mixed and Other Ethnic Groups. Individuals identified as White, those that have ‘Preferred not to Disclose’ and individuals that have ‘Not Disclosed’ i.e. their ethnicity field remains blank, are not captured in the data set 'Ethnically Diverse’ groups. 2. Employees performing the same work or work of equal value are paid equitably and any differences in pay are for objective reasons and not influenced by factors such as gender and/or ethnicity. 3. For the purposes of our International Pay Equity Analysis, ‘Ethnically Diverse’ groups in the respective countries are defined as ethnic groups who, because of their physical or cultural characteristics, are/were historically and systematically under-represented. Being a numerical minority is not a characteristic of being an Ethnically Diverse group; sometimes larger groups can be considered Ethnically Diverse groups. ‘Non-ethnically Diverse’ groups in the respective countries are defined as ethnic groups who, because of their physical or cultural characteristics, are/were historically and systematically represented. 4. Our definition of a 'living wage' is aligned with the UN Global Compact definition: "living wage is the local remuneration received for a standard work week that enables workers and their families to meet their basic needs".

Striving to maintain safety in our direct operations and beyond Our Environment, Health and Safety Management (EHS) System, which covers 100% of our operations and includes our EHS Policy Manual, provides guidance and procedures on implementing our Health and Safety (H&S) commitments effectively. In line with our Policy Statement and Manual, we monitor H&S performance across all our sites and a dedicated team identifies high-risk areas that require action. More than half of the work accidents in our business operations tend to occur outside of BAT premises. In Trade Marketing and Distribution (TM&D), where there are high risks of road traffic accidents, attacks and assaults, we manage risks through driver safety and security programmes. In 2024, we implemented a ‘Control Tower’ model in our driver safety programme to standardise the way we track and monitor any unsafe driving behaviours. This led to an approximate 41% reduction in vehicle- related incidents compared to 2023. In higher security-risk locations, we continually assess threats and enhance our safety protocols. This might involve limiting load values, planning routes strategically to avoid predictability, and offering security escorts. Our annual H&S compliance review is an important part of our Corporate Governance. During the review, H&S representatives visit selected sites to check compliance with our Global H&S Standards. These reviews help us identify gaps and support continuous improvement. The results are reported to the Corporate Audit Committee and any non-compliance results in corrective actions. Preventing accidents In 2024, we recorded the lowest Total Recordable Incidents Rate since 2020. In 2024, there was a 26% reduction in reported incidents, bringing them down from 99 in 2023 to 73 in 2024. This data is supported by a 26% reduction in Lost Time Injuries compared to the same period last year, mainly driven by a reduction in vehicle-related accidents (41%); manual handling related incidents (42%); and attacks and assaults (64%). In 2024, 88% of our sites achieved zero accidents. Where accidents do occur, each one is investigated and action plans are implemented. The reduction was driven by improvements in H&S engagement and governance, such as: – Increased cooperation across our business functions; – Increased sharing of best practices across our markets; and – Conducting more assessments for each of our top four losses (vehicle-related, slips and trips, manual handling and attacks and assaults). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future What we’re doing Continued 112 Our health and safety approach Our ambition is for zero accidents across the Group and to provide a safe working environment for all employees and contractors. Reducing incidents across our business 0.12 Lost time incident rate (LTIR) in 2024 Lost Time Incidents LTIR 0.19 0.17 0.12 90 60 30 0 75 58 43 2022 2023 2024

Sadly, there were two fatalities in 2024, one being a member of the public and one being an independent contractor. We deeply regret this loss of life and the suffering it has caused to the families and loved ones of the deceased. For fatalities or serious incidents, we work with the relevant authorities on their investigations. Incidents are investigated by local teams, to determine the cause, identify lessons and develop an action plan. In 2024, we launched a key EHS training programme to eliminate health and safety losses, encourage safe behaviours, and manage BAT’s environmental impact. The week-long, in-person training is for Health & Safety and Sustainability Managers and is hosted by the Global Health and Safety CoE. Participants receive a refresher on EHS expectations and detailed knowledge of EHS components. The aim is to create experts who will champion compliance and safety at their sites. We plan to conduct multiple iterations of this programme across the Group in the years ahead, updating the programme with the latest EHS best practices. Promoting employee health and wellbeing through LiveWell At the core of our people strategy and workplace is the Group’s commitment to fostering health and wellbeing, supporting our colleagues to thrive personally and professionally. This is embodied by LiveWell, our benefits and wellbeing platform, which has now been introduced globally. This initiative builds upon our competitive core benefits and global policies, such as Parents@BAT, aligning with our refreshed values and D&I agenda. Our core offerings include medical, risk, and pension benefits, complemented by essential emotional and financial wellbeing support. To address the diverse needs of our global workforce, we also encourage markets to expand benefits into emerging areas such as dependent care leave, wellbeing days, neurodiversity support, women’s health, and preventative care—where feasible. To ensure markets remain competitive and align to LiveWell, we have initiated benchmarking reviews across all top markets. We also use data insights from claims, utilisation, and employee feedback to optimise our benefits portfolio, and elevate the overall employee experience. Clear and engaging communication remains central to these efforts. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 113 Monitoring human rights in our direct operations We use Verisk Maplecroft’s human rights indices, including its Modern Slavery Index, to assess the risk level faced by our direct operations. Assessment outcomes and resulting action plans for higher risk direct operations are considered by our Board Committees. In 2024, 22 countries where we have direct operations were identified as higher risk locations. Our direct operations in these countries underwent additional assessments to evaluate their compliance with Group policies and standards. Human rights in the workplace In 2024, we received 2301 reports of alleged SoBC breaches relating to our Respect in the Workplace and Human Rights Policy under the SoBC, which were found to have occurred in 711 cases. Actions were taken in response, including disciplinary actions that resulted in 421 people leaving the organisation. In 911 cases, no evidence of wrongdoing was found, and the remaining cases are still under investigation. What’s Next Evolving our initiatives to foster impactful change. – Focusing on diverse representation and inclusion. – Introducing workshops and surveys to embed our corporate values across the Group. – Leveraging technology to support skills development and safety programmes. ‡Definitions: For the purposes of our Unadjusted Global Gender Pay Gap and Pay Equity analyses, 'Direct Employees' are permanent employees employed directly by BAT Group companies. It does not include employees on a leave of absence, employees on unpaid sick leave, interns, students, apprentices, or fixed-term contractors employed by third-party service providers. iNovine (our Retail businesses in Croatia and Bosnia and Herzegovina) are not in the scope of the analysis. Management: Management level employees include all employees at job grade 34 or above (excluding the Management Board), as well as any global graduates. The gender of each employee is typically recorded at the point of hire. Senior Leaders: referred to in the ethnicity agenda includes the Management Board and direct reports of a Management Board member (i.e. MB and MB-1). Senior Leadership teams: defined as employees in Management Grades 37-41. Note: 1. In 2023, we received 216 reports of alleged SoBC breaches relating to our Respect in the Workplace and Human Rights Policy under the SoBC, which were found to have occurred in 68 cases. Actions were taken in response, including disciplinary actions that resulted in 33 people leaving the organisation. In 73 cases, no evidence of wrongdoing was found, and the remaining cases are still under investigation.

Overview of Board-led Group governance arrangements that include oversight of sustainability matters As we strive to reduce the health impacts of our products, we also seek to manage the environmental and social impacts of our business responsibly. Doing so necessitates careful and effective governance of our impacts, risks, and opportunities. Our governance framework supports sustainable, long-term decision-making. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Sustainability Governance 114 Board Level Oversight Board of Directors Audit Committee Responsible for the long-term success of BAT and the Group’s strategic direction, purpose, values and governance – including sustainability, climate and nature strategy. Monitors and reviews the effectiveness of the Group’s internal controls, auditing matters, and business risk and compliance systems, and oversees the Group's sustainability reporting. Management Board Oversight Management Board Group Risk Committee Corporate Audit Committee (CAC) and Regional Audit Committees (RAC) Responsible for overseeing the implementation of Group strategy, including sustainability and environmental matters. Oversees assessment and monitoring of Group risks. Reviews the effectiveness of the accounting, internal control and business risk identification and management systems within the central business functions and regions. Leadership Team Oversight Group Sustainability Leadership Team Operations Sustainability Forum Leaf Sustainability Forum Supply Chain Due Diligence Committee Oversees the Group’s sustainability priorities, development, strategy, and reporting. Has oversight of environmental and social performance, the Leaf Sustainability Forum and Supply Chain Due Diligence Committee. Reviews strategic direction and environmental and social performance across the Leaf supply chain. Reviews product material supply chain performance and supplier audit escalations for our non-Leaf supply chain. HR Leadership Teams Business Integrity Panel Regulation and Science Committee Responsible Marketing Committee Oversees Talent, Reward and D&I strategic performance. Oversees investigations of alleged non-compliance with our SoBC and the consistent application of the SoBC Assurance procedure. Provides strategic oversight on scientific matters. Provides strategic guidance and oversight on matters of responsible marketing, including underage access prevention. Departments, Functions, Regions and Markets &yuml; &yuml; &yuml; &yuml; &yuml; &yuml;

Integrating sustainability into our governance practices Regulatory requirements and stakeholder expectations continue to evolve at speed. Having appropriate governance is key to delivering on our sustainability commitments. The effective oversight and management of sustainability-related risks and opportunities are essential to BAT’s ability to deliver A Better Tomorrow™. Board oversight The Board is collectively responsible for the long-term success of the Company and the Group’s strategic direction, purpose, values and governance. This includes responsibility for the Group's strategy and ensuring that resources are allocated appropriately to meet these objectives and to manage risks, including through internal controls. The Board has strategic oversight of our sustainability matters and takes climate- related considerations into account where applicable when making strategic decisions, including in relation to budgeting, risk management and overseeing capital expenditure. The Audit Committee receives reports from the Group’s Regional Audit Committees and Corporate Audit Committee, which monitor the effectiveness of business risk management and internal controls across our regions and central functions. The Audit Committee also has oversight of the external assurance of sustainability-related information. The Nomination Committee considers sustainability experience when reviewing Board composition. Sustainability expertise at the Board level Our Board members have international experience including a wide range of leadership expertise in industries such as fast-moving consumer goods, infrastructure, food, beverage and tobacco, among others. To varying degrees, their experience includes the oversight of companies impacted by a range of environmental and social issues. Non-Executive Directors receive regular briefings on legal and regulatory developments, including the evolving sustainability landscape. In 2024, the Audit Committee was briefed on developments in sustainability reporting regulations by the Chief Sustainability Officer and KPMG as external auditor. Briefings covered continued reporting in alignment with TCFD recommendations, the European Sustainability Reporting Standards introducing future requirements for disclosures in compliance with the EU Corporate Sustainability Reporting Directive (CSRD), development of the UK Sustainability Disclosure Standards, and the adoption of climate disclosure rules by the U.S. SEC (although the SEC climate disclosure rules are currently stayed). Management’s role The Management Board, chaired by our Chief Executive, is responsible for overseeing the implementation of the Group’s strategy and policies set by the Board, including those relating to sustainability. It also creates the framework for the day-to-day operation of the Group’s subsidiaries. Members of the Management Board are responsible for delivery against targets under their individual remit with respect to sustainability, including those relating to Harm Reduction. They are supported by their respective teams who, in turn, work with other functions and markets to make progress towards the Group’s targets. We continue to integrate the management of sustainability impact areas across relevant business areas at Group, regional and local market levels. This allows for the appropriate flow of information, monitoring and oversight of issues across the Group. Integrating sustainability considerations into remuneration Where relevant, the Management Board (including the Director, Operations) have individual performance objectives that form part of their responsibilities and are linked to their remuneration. These include delivery against climate-related priorities and metrics. Performance against personal objectives forms part of the consideration in determining performance ratings of relevant employees, which in turn are reviewed as part of discussions to determine compensation. The Group retains the discretion to make downward adjustments to individual bonus payments in the event of persistent underperformance against performance objectives. The Sustainability objectives within the remuneration of Tadeu Marroco, Chief Executive, and Soraya Benchikh, Chief Financial Officer, are focused on the Group’s progress in achieving its Smokeless Future ambitions. From 2025, a climate metric will be introduced into the Group's Short-Term Incentive Plan, linking compensation of Executive Directors and wider employees with the decarbonisation of our operations. Governing our material impacts To manage our material sustainability impacts we have set up topic-specific Centres of Excellence at the middle management level. These include Climate Change, Circular Economy, Nature and Social Centres of Excellence. In addition, individual business functions, such as Legal, Corporate & Regulatory Affairs and HR, manage material issues relevant to their areas. The management of material sustainability topics is also discussed in various committees and forums, such as: – Group Sustainability Leadership Team, – Environmental Sustainability Committee, – Operations Sustainability Committee, – Leaf Sustainability Forum, – Supply Chain Due Diligence Committee, – Responsible Marketing Principles Steering Committee, – Regulation and Science Committee, – Business Integrity Panel; and – Talent Reward and D&I Leadership Teams. Issues considered in these forums are raised, where appropriate, at Management Board level or with the Audit Committee or the Board. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 115

A clearly defined governance framework to support management control and Board-level oversight of sustainability matters. This provides the policies, procedures and standards to determine and guide how we operate our business – from local markets and business units up to Board level. Our Group policies (indicated by* in the table below) are approved by the Board and are implemented for application by all Group companies. Our Group policies are underpinned by a range of principles, statements, operating procedures, standards and guidelines to help support effective implementation of our commitments. Together, this framework supports the effective identification, management and control of risks and opportunities for our business in these and other areas. Policies, Procedures and Standards Summary of Areas Covered Key Stakeholder Groups Standards of Business Conduct (SoBC)* Available at bat.com/principles Sets out our policies for: Speak Up; respect in the workplace; human rights; health; safety and welfare; environmental; lobbying and engagement; conflicts of interest; anti-bribery and corruption; gifts and entertainment; political contributions; community investment; protection of corporate assets and financial integrity; competition and anti-trust; anti-money laundering and tax evasion; sanctions; anti- illicit trade; data privacy; and cybersecurity, confidentiality and information security. Our people Governments and wider society Supplier Code of Conduct* Available at bat.com/principles Covers compliance; human rights; environmental sustainability; trade and marketing; business integrity; and cybersecurity, confidentiality and information security. Customers Suppliers Governments and wider society Group Environment Policy* Available at bat.com/principles Commits to following standards of environmental protection, adhering to the principles of sustainable development and protecting biodiversity in our direct operations and supply chain. Includes an assessment of our value chain impacts, Circular Economy principles, biodiversity commitments and metrics and targets. Our people Consumers Suppliers Customers Governments and wider society Group Health and Safety Policy Statement* Available at bat.com/principles Covers health, safety and welfare of our employees, contractors, visitors and other relevant stakeholders. Our people Governments and wider society Employment Principles* Available at bat.com/principles Sets out our commitments to workforce diversity, reasonable working hours, family-friendly policies, employee wellbeing, talent, performance, equal opportunities, and fair, clear and competitive remuneration and benefits and responsible restructuring. Our people Responsible Marketing Principles (RMP)* Available at bat.com/principles and bat.com/responsible- marketing Governs marketing of all our products and includes the requirement for all our marketing to be targeted at adult consumers only. The RMP is supported by the Responsible Marketing Code. Consumers Suppliers Customers Governments and wider society Group Quality Policy Statement Available at bat.com/principles Formalises how we strive to deliver high-quality products through appropriate processes, procedures, resources, and training. Consumers Product Stewardship Framework* Available at bat.com/principles Sets out the steps we take for responsible product development and manufacturing and reflects our commitment to meet high quality and safety standards. Guides product development and testing, helping to promote a rigorous and systematic approach. Consumers Suppliers Customers Governments and wider society Biodiversity Statement Available at bat.com/principles Sets out the principles we follow to manage our impact on biodiversity and the wider environment. Our people Suppliers Governments and wider society Biodiversity Operational Standard on Tobacco Farming Sets out requirements that all of the Group's own Leaf Operations must adhere to for the following tobacco crop activities: use of wood as fuel for tobacco curing and for the construction of curing barns; new farmland development for growing tobacco; and tobacco farming and associated agricultural practices. Third-party Leaf suppliers are also required to follow this standard within their own practices and operations. Our people Suppliers Governments and wider society BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Sustainability Policies, Procedures and Standards 116

Policies and Procedures Summary of Areas Covered Key Stakeholder Groups Climate Change and Energy Standard Provides guidance for our employees who have responsibility for implementing climate change-related initiatives. Our people Suppliers Customers Governments and wider society Green Mobility Standard Outlines our strategy for reducing the environmental impact of our car fleet, namely carbon dioxide equivalent emissions (CO2e), air pollution, and noise reduction through the deployment of electric vehicles. Our people Suppliers Governments and wider society Low Carbon Transition Plan Describes our Climate strategy and how we intend to transition our processes, operations, and business models to meet our climate commitments. Our people Suppliers Customers Governments and wider society Environment and Health and Safety (EHS) Policy Manual Sets out comprehensive guidance and procedures for Group companies on the implementation of EHS policy commitments. Our people Governments and wider society Suppliers Operational standard for personal protective equipment (PPE) Requires all directly contracted farmers and their workers to have appropriate access to PPE. Our people Suppliers Governments and wider society Water Security Standard Sets out guidance for Group companies on water conservation, managing water-risk, and actions for our sites in water stressed areas. Our people Suppliers Governments and wider society Soil and Groundwater Protection Standard Defines the controls and standards required for Group companies to prevent and protect against spillages and leakages that could impact soil or groundwater. Our people Suppliers Governments and wider society Group Code of Human Rights in Tobacco Farming Outlines the core human rights standards that we expect all the Group’s own Leaf Operations to implement. The Code complements our Global Supplier Code of Conduct, Leaf Supplier Manual and Standards of Business Conduct, and applies to all BAT employees and the Group’s own Leaf Operations. Our people Governments and wider society Leaf Supplier Manual (LSM) Sets out the detailed standards we expect our suppliers to adhere to. These include a range of criteria relating to standards in agricultural practices, quality specifications and processing, such as relating to agrochemicals compliance and the prevention of child labour. Suppliers Governments and wider society Anti-illicit Trade (AIT) Supply Chain Compliance Procedures Sets out guidance for all Group companies for complying with our AIT Policy in the SoBC. It sets out procedures for maintaining robust supply chain controls and taking appropriate action where there are risks that our tobacco and/or products may be smuggled. Our people Suppliers Customers Governments and wider society Group SoBC Assurance Procedure Defines how all reports of alleged SoBC breaches should be investigated and remediated fairly and objectively. This includes a four-step process, involving an initial assessment, in line with data privacy and employment laws, followed by an investigation plan, implementation, reporting of findings, and closure. Our people Sanctions Compliance Procedure Outlines our comprehensive sanctions compliance framework covering Group companies, suppliers, third parties and financial transactions. Our people Suppliers Customers Governments and wider society Third-Party Anti-Financial Crime Procedure Sets out Group-wide minimum mandatory steps required for our dealings with third parties. Designed to assess and mitigate third-party risks regarding: bribery and corruption; money laundering; terrorist financing; illicit trade (supply chain compliance); sanctions; and the facilitation of tax evasion. Our people Suppliers Customers Governments and wider society Mergers and Acquisitions (M&A) Transactions Compliance Procedure Sets out mandatory steps, along with best-practice guidelines for M&A transactions involving any Group company and one or more third parties covering compliance risks, such as bribery, corruption and human rights. Our people Suppliers Customers Governments and wider society Counter Terrorist Financing Procedure Covers Group Companies, suppliers, customers and financial transactions. The Procedure has been designed to identify, assess and mitigate the terrorist financing risk. Our people Suppliers Customers Governments and Wider Society BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 117

Our Standards of Business Conduct (SoBC) cover key compliance matters, our approach to external stakeholders and cybersecurity matters. Through our Delivery with Integrity programme, we aim to increase awareness on business ethics and drive a consistent approach to the application of our SoBC across the Group. Our Supplier Code of Conduct (SCoC) defines the minimum standards expected of our suppliers in key areas, including compliance, human rights and business integrity and cyber-risk. The Anti-Illicit Trade (AIT) chapter is integral to our SoBC and sets out the controls all Group companies must have in place to prevent and deter illicit trade. Our Supply Chain Compliance Procedures (SCCP) support our customers in complying with our AIT chapter. These requirements are incorporated into our contractual arrangements with suppliers and customers. Read more about our policies and procedures on pages 116 to 117+ We adjusted the review schedule of the SoBC and SCoC from every two years to every year from 2024, and this year we reviewed and updated our SoBC and SCoC (both effective as of 1 January 2024) as well as other procedures such as our Sanctions Compliance Procedure (effective 20 May 2024) to keep pace with the evolving regulatory environment. We also implemented a new Counter-Terrorist Financing Procedure to support the management and mitigation of Group anti- financial crime risks in this area. The updates to these three policies and procedures were communicated to Group employees by our senior Legal leadership team. Enabling everyone to Speak Up Our SoBC and SCoC make it clear that our employees, business partners and suppliers should Speak Up if they have a concern about actual or suspected wrongdoing. We do not tolerate harassment, victimisation or reprisals of any kind against anyone raising a concern, as such conduct is itself a breach of our SoBC. Anyone can use Speak Up, including employees; contractors; contingent workers; business partners; customers; suppliers, and their workers. They can raise concerns (anonymously if preferred) through our confidential, independently managed online and telephone 'Speak Up' channels, available 24 hours a day in local languages. They can also speak to Human Resources, their line manager or a Designated Officer. Not all contacts involve breaches. Some relate to questions regarding the SoBC. For substantiated breaches, we take appropriate disciplinary actions, ranging from formal written warnings to the termination of employment. Where appropriate, we will report matters to the relevant authorities. Addressing non-compliance with our SoBC In 2024, 512 of all the 8693 SoBC contacts were assessed as alleged SoBC breaches and reported to the Audit Committee in accordance with Group reporting procedures. In 50% of these alleged breaches, the person raising the case chose to remain anonymous. Our SoBC Assurance Procedure, which was reviewed and revised in 2024, defines how all reports of alleged SoBC breaches should be triaged, investigated and remediated fairly and objectively. Our Business Integrity Panel's role is to see that the procedure is applied consistently. In 2024, figures for detailed investigations conducted into all reported cases were: – No wrongdoing was found in 1633 cases; – Investigation ongoing at year-end for 1853 cases; and – 1643 cases were established as breaches and appropriate action taken2. In 2024, the established SoBC breaches resulted in 813 people leaving BAT and 483 written warnings. If any weakness in internal controls is identified, the appropriate measures are taken to strengthen them. Alleged SoBC breaches in 20242 Policy areas Breakdown (%) Social and Environment (Workplace and human rights) 47 Corporate Assets and Financial Integrity 29 Personal and Business Integrity 19 Others not relating to a specific policy area 0 National and International Trade 4 External stakeholders (Lobbying and public contributions) 0 Data does not add up to 100% due to rounding up Promoting compliance Our Sanctions Compliance Framework and Third-Party Anti-Financial Crime Procedure take a comprehensive approach to promoting compliance with a range of legal and regulatory requirements applicable to the Group. In 2024, our sanctions training programme has focused on specific employees working in functions or markets with elevated sanctions-sensitive risks. It is designed to support them to build confidence in identifying key sanctions compliance risks. In 2024, we delivered training across our Group companies to enhance colleagues’ understanding of sanctions, anti-financial crime, and supply chain controls, among other topics. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future Creating a Culture of Integrity Our approach to responsible business conduct 118 Notes: 1. N/A 2. Consistent with our reporting approach, cases are not included in the above if they were not resolved at the end of the previous reporting period. Refer to our Sustainability Performance Data Book 'Reporting Criteria' for further information. 3. In 2023, 427 of 707 SoBC contacts were assessed as alleged SoBC breaches and reported to the Audit Committee in accordance with Group reporting procedures. In 2023, figures for detailed investigations conducted into all reported cases were: No wrongdoing was found in 135 cases; Investigation ongoing at year-end for 169 cases, and 123 cases were established as breaches and appropriate action taken In 2023, the established SoBC breaches resulted in 79 people leaving BAT and 53 written warnings.

The training was delivered to both Group- wide and specific audiences, depending on the need, to bolster internal competencies in essential compliance areas, further promoting a culture of integrity. We are developing additional risk-based training programmes for our employees to enhance third-party risk management of suppliers, with practical tools to reinforce the tone from the top and the middle, and to improve access to relevant training. We also introduced a compliance-related business performance objective for all relevant employees, including the Management Board and all Legal department employees. By attaching measurable business deliverables for these employees to ‘Do the Right Thing’, we seek to further promote a culture of integrity across the organisation. As set out in our M&A Transactions Compliance Procedure, our due diligence procedures for mergers, acquisitions and corporate ventures include human rights and modern slavery checks. If risks are identified, mitigation steps are taken as appropriate. Preventing and tackling illicit trade in tobacco and nicotine products Focusing and maintaining controls to prevent diversion of genuine BAT products is a key component in our fight against illicit trade as set out in the AIT chapter of our SoBC and SCCP. We have a dedicated Forensic and Compliance Team that analyses seized products, determines counterfeits and identifies illicit machinery used in their production. They maintain supply chain controls through a seizure management process tailored to satisfy our contractual and regulatory obligations. The team is also instrumental in conducting Empty Pack Survey, an AIT research tool that provides insight into incidences of illicit trade in specific markets or geographies. Among other supply chain controls, in 2024, we rolled out an eLearning programme to all relevant employees (i.e. roles related to supply chain interactions and monitoring). The focus was on due diligence procedures, and the completion rate for the 2024 SCCP eLearning was 100% across the approximately 10,000 in-scope employees. Regulation and engagement As key chapters of our SoBC, our 'Lobbying and Engagement' and 'Political Contributions' policies have been implemented by all Group companies and apply to all our employees. These policies require all our engagement activities with external stakeholders to be conducted with transparency, openness and integrity. For global regulatory priorities, the views we advocate are published on our website, and we have long supported the OECD’s Principles for Transparency and Integrity in Lobbying. We also respect the call for transparent and accountable interaction between governments and relevant stakeholders, including the tobacco industry, established in Article 5.3 of the World Health Organization’s Framework Convention on Tobacco Control. We are open about what we think, and always try to offer constructive solutions that will best meet the objectives of regulation, while managing any negative unintended consequences. Regulatory engagement by our businesses is monitored throughout the year by our Regional Audit Committees. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 119 Case study Globally developed, locally deployed Maintaining a consistent ethical culture across the Group is a fundamental objective of Delivery with Integrity, BAT’s compliance programme. This goal is driven by the central compliance team, which designs the global compliance framework, and it is executed by local teams across markets, who focus on adapting the controls and communications to mitigate risk and strengthen compliance in areas of local business relevance. To do so, the local teams adopt various channels and approaches that fit their own needs. These may include employee focus groups to identify challenges or identify departmental champions to drive messages at grassroot level. Some local market teams build compliance into Town Hall sessions so it is seen as an integral part of ‘Business As Usual’ (BAU) as well as running dedicated integrity-themed communications campaigns tailored to the local context and focused on how individuals contribute to the collective culture of integrity.

A summary of our response to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations is set out below. Under the Financial Conduct Authority’s (FCA) UK Listing Rules, our reporting is consistent with the four TCFD recommendations and 11 recommended disclosures set out in Figure 4 of Section C of the TCFD report “Recommendations of the Task Force on Climate-related Financial Disclosures”, including the guidance set out within the 2021 TCFD annex. We will continue to develop our climate-related disclosures. For more information see page 136. TCFD at a glance: Summary of our response 1 Governance Disclose the organisation's governance around climate-related issues and opportunities a) Describe the board’s oversight of climate- related risks and opportunities. Our Board has oversight of our climate-related risks and opportunities. The Board approves the Group’s environmental targets. It reviews the Group's environment strategy, targets and performance twice a year and the Group risk register, which includes climate-related risks, annually. The Audit Committee reviews the Group risk register twice a year and oversees the Group's approach to TCFD reporting. Read more on pages 114 and 121 + b) Describe management’s role in assessing and managing climate-related risks and opportunities. Management is responsible for identifying and assessing risks including climate-related impacts, risks and opportunities. Mitigation plans are required to be in place to manage the risks identified and progress against those plans is monitored. Read more on pages 114 and 121 + 2 Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning where such information is material a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term. We have identified six climate-related risks and two opportunities. For each, the level of likelihood and impact has been analysed up to 2050 with a particular focus on 2030 and 2050 to match the time frames of our key sustainability commitments. Read more on pages 122 to 129 + b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning. We have assessed the impact of these risks and opportunities on our strategy and financial planning. The results show that, while there are financial risks that would need to be managed, these are not substantive enough to require a material change to our business model. Read more on pages 122 to 129 + c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario. While there are climate-related challenges and uncertainties ahead, we believe that the Group is well placed to manage the risks associated with all three of the scenarios modelled (including a 2°C or lower scenario) given the mitigation activities we have established. Read more on pages 122 to 129 + 3 Risk management Disclose how the organisation identifies, assesses, and manages climate-related risks a) Describe the organisation’s processes for identifying and assessing climate- related risks. We identify and evaluate risks and opportunities, including climate-related risks, which are captured on risk registers and assessed against five risk impact levels. In financial (quantitative) terms, Severe is deemed as in excess of £1bn, Significant £500m-£1bn, Moderate £250m-£500m, Minor £120m-£250m and Insignificant £60m-£120m in any 12-month period, as defined by our risk management framework. Read more on pages 130 and 131 + b) Describe the organisation’s processes for managing climate-related risks. Mitigation plans are required to be in place to manage the risks, including climate-related risks identified, and progress against those plans is monitored. Decisions on how to manage the risks are based on a variety of considerations, including risk score, our ability to influence or control the risk and cost and effectiveness of mitigation. Read more on pages 130 and 131 + c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management. Our processes for identifying, assessing, and managing risks, including climate-related risks, are integrated across the Group as part of our Risk Management Framework. This includes biannual reviews of the Group risk register by our Group Risk Management Committee, chaired by the Chief Financial Officer. The Group risk register is also reviewed annually by the Board and biannually by the Audit Committee. Read more on pages 130 and 131 + 4 Metrics and targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process. We have a set of metrics for each of our sustainability focus areas, including climate change, against which we report on our performance and progress each year. Read more on pages 132 and 136 + b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks. We disclose Scope 1, Scope 2 and Scope 3 GHG emissions and related risks in our reporting. Read more on pages 132 and 136 + c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets. Our targets to manage climate-related risks and opportunities include 50% reduction of Scope 1 and 2 GHG emissions. We have also submitted to the SBTi for approval targets of a 30.3% reduction in Scope 3 FLAG GHG emissions and a 42% absolute reduction in Industrial (non-FLAG) GHG emissions by 20301, and Net Zero value chain GHG emissions by 2050. These are supported by a range of other environmental targets against which we report our performance and progress each year. Read more on pages 132 and 136 + Note: 1. The Scope 3 Industrial (non-FLAG) GHG emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end of life treatment of sold products. The Scope 3 FLAG GHG emissions target includes FLAG emissions and removals. Combined, these Scope 3 targets comprised 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating and assuring Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. In 2024, we have further enhanced our Scope 3 calculation methodology and data precision leading to the reporting periods 2021 to 2023 being restated accordingly. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting 120

Board oversight The Board’s oversight of and Management’s role in assessing and managing our sustainability agenda is outlined at page 115. Our Board takes climate and nature-related considerations into account where applicable when making strategic decisions, including in relation to budgeting, risk management and overseeing capital expenditure. The Board has approved all Group environmental targets (including for GHG emissions) and receives an update on performance twice a year from the Director, Operations. The Board reviews the Group risk register, which incorporates climate and nature- related risks, on an annual basis. In addition, the Board reviews the Group budget which takes into account capital allocation to deliver the Group’s sustainability agenda and associated targets. Read more about our Climate Change and Circular Economy risk in the Group Principal Risks on page 161 and in the Group Risk Factors on page 415 + In 2024, the Board assessed environmental performance, including progress towards achieving climate targets of 50% reduction in Scope 1 and 2 GHG emissions (against 2020 baseline) and 50% renewable energy use by 2030 as well as deforestation and conversion free targets. In 2024, the Board also received an in-depth briefing on developments in sustainability regulations including analysis from UK, European and U.S. perspectives. The Board has delegated certain responsibilities to the Audit Committee, including for review of the effectiveness of the Group's risk management and internal control systems, including those relating to climate change. The Audit Committee reviews the Group risk register twice a year and reviews the Group's progress against sustainability targets, including emission targets that address climate-related issues (see targets on page 133). In 2024, the Audit Committee continued to oversee developments in our approach to reporting in alignment with the TCFD and TNFD frameworks, including the use of climate scenario analysis in our risk assessments. The Chair of the Audit Committee provides a full briefing to the Board following each Audit Committee meeting, including decisions taken and key topics discussed by the Audit Committee. Management’s role We seek to integrate the assessment and management of climate-related risks across relevant business areas at Group, regional and local levels, with appropriate management oversight at each level, as shown on the chart on page 114. Our approach provides a flexible channel for the structured flow of information, monitoring and oversight of climate-related risks and environmental matters at the level and format best suited to the context. Our Management Board, chaired by our Chief Executive, is responsible for overseeing the implementation of Group strategy and policies, and monitoring Group operating performance, including in relation to sustainability and climate. Management Board members are regularly updated on material risks and development of strategic plans, including those relating to climate change and nature, along with associated risk mitigation plans, by risk owners, risk managers and their respective teams. This includes regular monitoring by the Group Risk Management Committee, chaired by the Chief Financial Officer. The Chief Corporate Officer has overall responsibility for the strategic delivery of the Group sustainability agenda, supported by the Sustainability team, including our Chief Sustainability Officer, Head of Sustainability Regulatory Reporting and sustainability subject-matter specialists across the Group. The Director, Operations has overall responsibility for the execution of the Group’s climate and nature strategy and environmental targets, supported by the Group Head of Operations Development and Sustainability, the Operations Sustainability team, the Group Sustainability team and regional Sustainability managers. Each reporting unit reports on a monthly basis. Monitoring and reporting of consolidated Group performance and metrics is completed quarterly by the Group Operations Sustainability team. Each directly-reporting business unit has an Environment, Health & Safety (EHS) Steering Committee, with overall responsibility to deliver environmental targets at site level held by the General Manager or site manager. EHS is also a standing agenda item for management meetings and governance committees at area, regional and global levels. These local management meetings and committees report into the Operations Sustainability Forum, chaired by the Director, Operations. This acts as a conduit to track delivery of environmental targets and gain visibility of new and emerging risks posed by climate change. The Operations Sustainability Forum oversees business plans to mitigate risks identified, reviews performance and tracks progress of our regions and business units in delivering the Group’s environmental targets. Read more about our Sustainability Governance on pages 114 to 115 and about our TNFD disclosure on pages 137 to 152 + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 121 Key topics considered in 2024 at Board level that included climate and nature-related matters: – Environmental performance (in February and July 2024) – Approval of the ARA and 20-F (in February 2024) – In-depth review of sustainability reporting regulations in April 2024 – Approval of the revised Group climate targets, including FLAG and Non-FLAG emission reduction targets in July 2024 – Group risk register (annually in July 2024) – Review of the Group's sustainability Impacts, Risks and Opportunities by the Audit Committee in September 2024 – Review of business stakeholder engagement in September 2024, which included an update on the refreshed Double Materiality Assessment – Budget Review (including Operations sustainability budget) in December 2024 – In depth review of approach to sustainability reporting in December 2024 1 Governance

Our purpose to build A Better Tomorrow™ and our Group strategy are set out on page 12. We have also set out our strategic sustainability focus areas, with climate change as a key pillar, on page 66. We rely heavily on natural resources to run our business and our ability to secure these resources is directly linked to the effects of climate change. Not only does the climate crisis impact society and the environment, it also threatens our business growth. It is therefore imperative that we develop mitigation and adaptation strategies and work together with the private and public sector to take action. In this context, BAT currently has a target to reduce our Scope 1 and 2 GHG emissions by 50% by 2030 (against a 2020 baseline). In 2024, and in line with the Science Based Targets Initiative (SBTi) Forest Land and Agricultural (FLAG) guidance, which requires companies in certain sectors like ours to set FLAG targets, we submitted new, near-term Scope 3 Forest, Land and Agricultural (FLAG), industrial (non-FLAG) and long-term Net Zero targets to the Science Based Targets Initiative (SBTi) for approval1. In 2022, we published our Low Carbon Transition Plan (LCTP), which outlines how we intend to align our business model with a world in which the rise in global average temperature should be limited to no more than 1.5°C above pre- industrial levels and how we can contribute to an economy that works for people and the environment by addressing climate- related risks and opportunities. Read more about our approach to Financial Planning in Decarbonisation in our 2022 Low-Carbon Transition Plan at bat.com/LCTP + Our climate strategy To deliver on our climate goals, we have an integrated climate strategy covering both our own business operations and supply chain. Key attributes of our climate strategy include: – Reducing the environmental impact of our direct operations (see page 83); – Building a climate-resilient supply chain in partnership with our key direct and indirect suppliers (see page 85) and performing climate scenario analysis to understand the resilience of our business against a set of identified climate-related risks and opportunities; – Collaborating with our directly contracted tobacco farmers to introduce sustainable agricultural practices (see page 84); – Promoting a circular economy model to reduce downstream emissions (see page 96); and – Managing our ecosystems, to enhance the resilience of our internal supply chain and wider supply chain (see page 89). Read more about our approach to managing our environmental impacts within our sustainability material topics on page 81 + Financial planning in decarbonisation The risks and opportunities posed by climate change are addressed through our financial planning and form a critical part of our Net Zero GHG emissions strategy. We have incorporated Internal Carbon Pricing (ICP) in our financial planning and rolled out a balanced scorecard for capital investment activities across our Global Operations, whereby the environmental and social impacts of potential projects are considered against our commitments and targets. Through this approach, we are able to enhance our decision-making and governance processes to consider these impacts, particularly where policy and regulation do not yet exist and, therefore, the effectiveness of conventional financial appraisal tools such as Net Present Value and payback analysis is reduced. Financial planning elements that have been influenced by risks and opportunities The Group’s climate change-related risks and opportunities are considered in our strategic and financial planning, our capital allocation decisions and our operational management. The impacts of risks and opportunities arising from climate change help inform our strategies and financial planning to enhance the overall resilience of our business. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting Continued 122 2 Strategy Our climate strategy Climate scenario analysis for key tobacco- growing areas Invest in energy efficiency projects and management systems Increase renewable energy sourcing Build a climate-resilient supply chain Enter into longer-term power-purchase agreements For our Value Chain For our Operations Life cycle assessments for our product categories Invest in on-site renewable energy generation projects Help farmers deploy innovative, low-carbon curing technologies and farming techniques Roll out electric and hybrid vehicles in our fleet Note: 1. We plan to rescind our 2021 Scope 3 emissions targets following approval of our new Scope 3 targets by the SBTi which is expected during the first quarter of 2025.

The climate scenario analysis undertaken has been performed against three time horizons: (i) short term (2025-2030): this time period is linked to our 2030 sustainability commitments, (ii) medium term (2031-2040) and (iii) long term (2041-2050), which aligns to our LCTP across our value chain. Our material climate-related risks and opportunities are detailed on pages 124 to 129. Revenue Physical risks of climate change have the potential to adversely impact revenue through supply chain constraints. Our business planning helps us to mitigate these risks through detailed continuity plans such as sufficient inventory durations (with a trade-off on working capital and funding costs) to mitigate short-term supply risks and understanding the longer- term risks on our supply chain. In addition, sustainability is an increasing factor in consumer purchasing decisions. That is why we continuously seek insights that feed into future product innovations and initiatives. Read more about our approach to end-of-life processes and product circularity on page 97 + Direct operating costs Ways in which climate change considerations can impact cost of sales and, as such, are considered as part of our financial planning include: – Tobacco leaf cost increases due to potential supply constraints caused by chronic or extreme weather events; – Raw materials and innovation cost increases due to raw material shortages and enhancements to our product designs to reduce waste and increase recyclability; and – The potential cost of emerging regulation, as well as taxes on carbon emissions and increases to the cost of energy impacting our direct operations and wider value chain as we transition to a low-carbon model. Capital allocation As part of our financial planning, we require significant capital investments to include carbon emissions impact calculations which are priced into cash flow projections using ICP, as well as marginal abatement cost, and most recently, Balanced Scorecard appraisal tools. The level of ICP is reviewed annually and, following a benchmarking of external metrics, it was set at £75 tCO2e in 2024. Capital investment We fund a dedicated capital expenditure budget that is used to progress the delivery of our sustainability commitments. In 2024, this amounted to £30 million with investments in energy efficiency and renewable energy generation, water recycling and efficiency projects, waste reduction, and product innovation-led specification improvements to enhance technical recyclability. Assets and liabilities The impact of climate change is considered in the estimates of future cash flows used in impairment assessments. Our 2024 assessment concluded that climate change risks are not yet material, therefore the impacts were not included in the financial statements. The assessment is detailed in note 12 of the financial statements. Read more about the impact of climate change as part of our impairment disclosure on page 293 + Access to capital Climate risks and opportunities may impact BAT’s financing in multiple ways, for example: climate change may impact the business financially through potentially higher costs and/or our consumers' ability to buy our products which, if they materialised, could impact our profitability and credit ratings; and perception of our investors towards our sustainability progress which could reduce their willingness to invest in BAT or restrict our access to capital, should BAT fail to achieve, or be perceived as having failed to achieve, sufficient progress. By having clear visibility of climate-related risks and opportunities and mitigating these where possible, the Group expects to have continued access to capital and to be able to undertake acquisitions or divestments, as needed. The process of managing these risks is embedded in our financing principles which are reported on to the Board. Operationally, funding is also discussed at the Corporate Finance Committee (chaired by our Chief Financial Officer). We also have a Treasury Risk Committee that meets monthly and monitors climate- related risks in the context of the Group's financing needs. In terms of metrics, we have an established medium-term target credit rating which seeks to achieve a balance between balance sheet requirements and access to capital as well as various other metrics. In addition, the Corporate Treasury team is embedded in key discussions on sustainability, as well as dialogues through debt investor engagement to understand the dynamics of sustainability impact on funding and capital markets. The Corporate Treasury team takes appropriate actions to mitigate potential impacts on our access to capital due to sustainability factors. Climate scenario analysis Identification The selection of the risks and opportunities in our TCFD report was reviewed in 2023 as a result of our Double Materiality Assessment^ process and sustainability risk register, which captured risk information gathered from the identification and assessment of the Group sustainability-related risks. See more details on our DMA on page 70 and our Sustainability Risk Management process on page 130 + The identification of risks and opportunities is reviewed annually so that it remains appropriate in the context of a dynamic business and physical environment, and to take account of improved data or modelling which may become available. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 123 2 Strategy continued Understanding material risks and opportunities: In our TCFD reporting, material risks and opportunities are those that could reasonably be expected to affect financial position and performance over the short, medium or long term. Note: ^ Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities.

Likelihood Key Strategy Resilience Key ■ Remote Strong: The targets and mitigation actions in place are providing BAT confidence in our business resilience ■■ Unlikely Medium: Targets and mitigation actions are in place, but external events may challenge our business resilience ■■■ Possible Needs work: Developing targets and/or mitigation actions to improve our business resilience ■■■■ Likely ■■■■■ Probable Climate change-related risks and opportunities summary table Risk/Opportunity Estimated financial impact on profit in a year* Likelihood Strategy resilience 1.5°C 2°C 3-4°C Transition risks Carbon Taxes up to £390 million ■■■■ ■■■ ■■ Strong Product Taxes up to £180 million ■■■ ■■■■ ■■ Strong Energy Costs up to £200 million ■■■■ ■■■ ■■ Strong Cost Capital/Insurance up to £300 million ■■■ ■■■■ ■■■■■ Strong Physical risks Acute Weather - Value Chain up to £150 million ■■ ■■■ ■■■■■ Strong Chronic Weather - Leaf up to £240 million ■■ ■■■ ■■■■■ Medium Transition opportunities Products and Services up to £230 million ■■■ ■■■ ■ Medium Energy Sourcing and Efficiency up to £60 million ■■■ ■■■ ■ Strong Note: * These estimated financial impacts represent sensitivities and are considered incremental costs compared to our current financial position. Strategy Resilience Summary As described on pages 124-129, while there are climate-related challenges and uncertainties ahead, we believe that the Group is well placed to manage the risks associated with all three of the scenarios modelled due to our existing and planned mitigation and adaptation initiatives. Transition risks are most notable in relation to carbon taxes, new regulation on products, higher energy costs and increased costs of capital and insurance. The two physical risks are more significant in the 3-4°C warming scenario and relate to the impact of extreme weather events and changes to precipitation patterns principally affecting our tobacco supply chain. The majority of our risks and opportunities are not expected to show significant regional variations. The most notable regional variations concern our two acute and chronic weather physical risks given they relate to the sourcing of tobacco, particularly from South America, Sub- Saharan Africa, South Asia and the U.S. The climate-related opportunities are modest and relate to the potential launch of products with sustainability-related features that consumers may value and optimisation of our energy strategy. Supported by our global reach, supply chain flexibility, diverse product portfolio, leading brands, and capital strength, we believe that we have the resilience and agility to transition and create new growth opportunities. The insights gained from the climate modelling further strengthen the importance and relevance of our climate strategy and Net Zero GHG emissions target to mitigate these risks. We will continue to review each material climate- related risk and opportunity and build upon our existing mitigation strategies to enhance the resilience of our climate strategy and our business to climate change. Read more about our climate scenario analysis on pages 123 and 129+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting Continued 124 2 Strategy continued

Methodology and assumptions In accordance with TCFD, we have conducted our climate scenario analysis on at least one scenario under 2°C or lower. We have aligned our methodology to the most recent Intergovernmental Panel on Climate Change (IPCC) assessment1, which indicates that limiting global warming to 1.5°C is necessary to prevent the most severe consequences of climate change. As such, we have aligned our climate scenario analysis to the IPCC methodology, and GHG concentration trajectories known as Representative Concentration Pathways (RCP) 2.6 and 8.5, specifically considering three climate scenarios: – 1.5°C ‘Sustainable Transition’ – 2°C 'Delayed Transition' – 3-4°C ‘Climate Inaction’ In 2024, we have refreshed our modelling to reflect changes that occurred in the current reporting year. As in previous years, quantitative assessments were performed to understand how the potential impact and likelihood of risks and opportunities may change under each time horizon and climate scenario. The analysis considers the impact to the business for both 2030 and 2050 using the methodology defined in the Group Risk Management Framework. The modelling drew on external and internal data sources. External sources were used for carbon and energy pricing projections using REMIND-MAgPIE 3.3-4.8 datasets while internal sources were used for the timing of carbon and product- related taxes; Group financial data; energy consumption and costs by BAT site; category growth projections; and consumer trends. Time horizons 2030 2050 We have modelled six climate-related risks and two opportunities. For each, the level of likelihood and impact has been analysed across three time frames being short-term up to 2030, medium-term up to 2040 and long-term up to 2050. The 2030 and 2050 time frames have been selected as they align to our external targets (further details of which are shown in this table). 2040 was selected for our medium-term time horizon, given that it represents a suitable mid-point between the other two periods. This time frame reflects the end date of our current targets in relation to 50% reduction in Scope 1 and 2 emissions and our SBTi submitted targets of 30.3% reduction in Scope 3 FLAG GHG emissions and 42% absolute reduction in Industrial (non-FLAG) GHG emissions by 2030. The analysis links our most recent business plans, including glide-paths across our operations to mitigate risks and maximise opportunities that may arise to enable the effective delivery of our business objectives and external commitments. This time frame aligns to our Low Carbon Transition Plan across our value chain and our commitment to Net Zero GHG emissions, which incorporates an awareness of the highly uncertain potential risks and opportunities. Three climate scenarios Sustainable Transition Delayed Transition Climate Inaction Description To contain global warming to 1.5°C, a wide-ranging transition of our global economy would be required, encompassing policy and regulation, economic and societal shifts, and the development and deployment of new infrastructure and technologies. In this scenario, transition risks are more significant than the severity of physical risks that may arise. Significant action by economic actors is delayed to 2030, after which a rapid transition of our global economy would be required, encompassing policy and regulation, economic and societal shifts, and the development and deployment of new infrastructure and technologies. In this scenario, transition risks are more significant although physical risks are considered higher than under the Sustainable Transition scenario. Countries are unable to meet pledges laid out within the Paris Agreement and global warming reaches 3-4°C. Transition risks are considered to be much lower, while physical risks would be much higher driven by significant impact to biodiversity as a result of acute and chronic weather events. Estimated 2100 warming 1.5°C 2°C 3-4°C Note: 1. AR6 Synthesis Report: Climate Change 2023 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 125 2 Strategy continued

Risk impact scoring In accordance with our Group Enterprise Risk Management approach, the scenarios and their impacts were assessed on a residual basis, which means that mitigation actions were taken into consideration in the risk impact scoring assessment. Climate change-related risks and opportunities Transition risks associated with transitioning to a low carbon economy Risk overview and assumptions Impact Mitigations Carbon taxes New carbon pricing mechanisms on the emissions within our value chain increase costs. Financial impact Carbon pricing mechanisms expose the Group to additional costs in both the Sustainable and Delayed Transition scenarios. This year we updated our model to more recent external data which increased carbon price forecasts for Sustainable Transition. – Implementation of our Low Carbon Transition Plan energy efficiency initiatives – R&D developing new products with lower CO2e footprint - supported by the Green Design Tool, which enables product development teams to assess materials and components based on their CO2 impact in relation to our targets – Engagement with suppliers to support reduction in their value chain emissions Related targets: 50% reduction in Scope 1 and 2 GHG emissions by 20301; our SBTi submitted targets of 30.3% reduction in Scope 3 FLAG GHG emissions and 42% absolute reduction in Industrial (non-FLAG) GHG emissions by 20301; and Net Zero GHG emissions across our value chain by 2050. 2024 2030 2040 2050 1.5˚C scenario 2˚C scenario 3-4˚C scenario Geographical impact Carbon pricing mechanisms will impact all regions. Product taxes Governmental mandates on, and regulation of, products and services increase product taxes around Extended Producer Responsibility schemes, plastics and waste disposal. Financial impact Product regulations may expose the Group to additional costs if product taxes such as Extended Producer Responsibility (EPR) schemes and taxes on plastics are widely introduced around the world to drive reductions in emissions and waste. This year we have updated our model to reflect the increased roll-out of EPR schemes in the EU with a slower transition to the rest of the world, which is reflected both in the Sustainable and Delayed scenarios. – R&D developing new products with lower CO2e footprint, supported by the Green Design Tool, which enables product development teams to assess materials and components based on their CO2e impact in relation to our targets – Working with third parties to pilot device and battery recycling solutions – Expanding initiatives to accelerate product circularity Related targets: &lt;1% waste to landfill by 2025 2024 2030 2040 2050 1.5˚C scenario 2˚C scenario 3-4˚C scenario Geographical impact Initially, product regulations will largely emanate from European countries, but they are likely to spread. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting Continued 126 2 Strategy continued Risk Score / Financial Impact (p.a.) Severe In excess of £1 billion Significant £500m-£1bn Moderate £250m-£500m Minor £120m-£250m Insignificant £60m-£120m Note: 1. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions.The Scope 3 Industrial (non-FLAG) GHG emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end-of-life treatment of sold products. The Scope 3 FLAG GHG emissions target includes FLAG emissions and removals. Combined, these Scope 3 targets comprised 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting.

Transition risks associated with transitioning to a low carbon economy (continued) Risk overview and assumptions Impact Mitigations Direct and indirect energy costs Increasing energy prices impacting direct operating costs, as well as the cost of buying raw materials or manufactured goods from our suppliers. Financial impact Energy pricing may expose the Group to additional costs. This year we updated our model to reflect updated external data which forecast significantly lower electricity prices across all scenarios. – Decarbonising our operations through energy efficiency measures – Transitioning to lower emissions and renewable sources – Engagement with suppliers to support them in running energy efficiency projects 2024 2030 2040 2050 Related targets: 50% reduction in Scope 1 and 2 GHG emissions by 20301; our SBTi submitted targets of 30.3% reduction in Scope 3 FLAG GHG emissions and 42% absolute reduction in Industrial (non-FLAG) GHG emissions by 20301; and Net Zero GHG emissions across our value chain by 2050. 50% renewable energy use by 2030; and 20% of suppliers set Science Based Targets by 2025. 1.5˚C scenario 2˚C scenario 3-4˚C scenario Geographical impact Energy pricing impact will be felt throughout most parts of the world. Cost of capital/insurance Contraction of financial services markets arising from climate change could result in increased cost of capital and insurance or a reduction in its availability. Related targets: N/A Financial impact Potential 25 basis points impact for 1.5˚C and 2˚C scenarios and 50 basis points for 3-4˚C scenario. Full impact of credit adjustment felt over time as c.50% of currently issued bonds mature by 2030, with over 90% by 2050. Assumed increase of 20-40% for insurance costs across the three scenarios. – Ongoing risk engineering programme to comply with internal guidance and regulation – Site and supply chain resilience through business continuity plans – Engaging with key insurance and capital stakeholders on sustainability metrics and risks – Continuing to access diversified funding sources 2024 2030 2040 2050 1.5˚C scenario 2˚C scenario 3-4˚C scenario Geographical impact Increases in cost of capital/insurance will impact all regions. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 127 2 Strategy continued Risk Score / Financial Impact (p.a.) Severe In excess of £1 billion Significant £500m-£1bn Moderate £250m-£500m Minor £120m-£250m Insignificant £60m-£120m Note: 1. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions.The Scope 3 Industrial (non-FLAG) GHG emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end-of-life treatment of sold products. The Scope 3 FLAG GHG emissions target includes FLAG emissions and removals. Combined, these Scope 3 targets comprised 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting.

Climate change-related risks and opportunities continued Physical risks associated with physical impacts of climate change – either acute risks (relating to extreme weather events) or chronic risks (such as relating to longer-term shifts in climate patterns and higher temperatures) Risk overview and assumptions Impact Mitigations Acute weather Increased severity and frequency of extreme weather events such as cyclones, floods and heatwaves leading to agricultural supply chain disruption and / or reduced production capacity resulting in increased costs. Financial impact Potential financial impact greatest under Climate Inaction scenario due to increased frequency and heightened severity. – Leaf farmers adopt sustainable agriculture practices to increase our resilience to extreme weather under agronomy management plans – Business continuity plans across the supply chain including leaf, manufacturing, distribution and key suppliers – Loss prevention programme for property risks 2023 2030 2040 2050 1.5˚C scenario 2˚C scenario Related targets: 50% reduction in Scope 1 and 2 GHG emissions by 20301; our SBTi submitted targets of 30.3% reduction in Scope 3 FLAG GHG emissions and 42% absolute reduction in Industrial (non-FLAG) GHG emissions by 20301; and Net Zero GHG emissions across our value chain by 2050. 3-4˚C scenario Geographical impact Sourcing of tobacco, particularly from South America, Sub-Saharan Africa, South Asia and the U.S. Chronic weather Continued change in climate leading to ongoing changes in precipitation patterns and temperatures resulting in increasing levels of water stress in our agricultural supply chain and lower yields. Financial impact Potential financial impact greatest under the Climate Inaction scenario due to a higher tobacco yield loss. This year we updated our model to reflect our latest outlook on forecasted leaf demand and prices our analysis revealed that the financial impact is consistent with our 2023 assessment. – Water efficiency and stewardship programmes – Customised agronomy plans for each sourcing country – Carbon Smart Farming programme – review of our inventory duration policies to enhance the resilience of our supply chain – Expansion of Climate Diagnostic Model to key suppliers2023 2030 2040 2050 Related targets: 50% reduction in Scope 1 and 2 GHG emissions by 20301; our SBTi submitted targets of 30.3% reduction in Scope 3 FLAG GHG emissions and 42% absolute reduction in Industrial (non-FLAG) GHG emissions by 20301; and Net Zero GHG emissions across our value chain by 2050. 1.5˚C scenario 2˚C scenario 3-4˚C scenario Geographical impact Sourcing of tobacco, particularly from South America, Sub-Saharan Africa, South Asia and the U.S. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting Continued 128 2 Strategy continued Risk Score / Financial Impact (p.a.) Severe In excess of £1 billion Significant £500m-£1bn Moderate £250m-£500m Minor £120m-£250m Insignificant £60m-£120m Note: 1. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions.The Scope 3 Industrial (non-FLAG) GHG emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end-of-life treatment of sold products. The Scope 3 FLAG GHG emissions target includes FLAG emissions and removals. Combined, these Scope 3 targets comprised 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting.

Opportunity impact scoring In accordance with our Group Enterprise Risk Management approach, the scenarios and their impacts were assessed on a residual basis - which means that actions were taken into consideration in the opportunity impact scoring assessment. Opportunities* associated with transitioning to low carbon economy Opportunities overview and assumptions Impact Actions Products and services Developing more sustainable products to meet consumers’ increasing demands. Financial impact Consumer sensitivity to sustainability- related features assumed to be higher under the 1.5oC scenario, with the greater opportunity for additional growth in New Categories compared to combustibles. – Incorporation of end-of-life treatment and increased technical recyclability into product design – Increasing access to product Take-Back schemes to support responsible disposal – Innovation to deliver more circular products Related targets: 100% of our packaging to be reusable, recyclable or compostable by 2025. 2024 2030 2040 2050 1.5˚C scenario 3-4˚C scenario Geographical impact Opportunities envisaged across all regions as New Categories products continue to be rolled out globally. Energy sourcing and efficiency Investment in lower-emission sources of energy or more efficient production and distribution processes within our direct operations. Financial impact Energy sourcing and efficiency is an opportunity for the Group under both the Sustainable Transition and Climate Inaction scenarios through accelerated decarbonisation of our value chain. Overall additional savings are considered low due to the absolute level of the Group’s energy costs and the progress made over the last few years. – Decarbonising our operations through energy efficient measures – Transitioning to lower emission and renewable sources Related targets: Increase the proportion of renewable energy we source to 50% of total energy consumption by 2030. 2024 2030 2040 2050 1.5˚C scenario 3-4˚C scenario Geographical impact All sites are focusing on reducing energy costs. Note: * A 2˚C scenario was not modelled for opportunities as the impact is considered to be materially similar to the 1.5˚C scenario. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 129 2 Strategy continued Risk Score / Financial Impact (p.a.) Severe In excess of £1 billion Significant £500m-£1bn Moderate £250m-£500m Minor £120m-£250m Insignificant £60m-£120m

Introduction The Group applies a consistent methodology for assessing and quantifying sustainability-related risks and opportunities, utilising our risk management framework. Climate-related risks remain a key focus, especially as global temperatures continue to rise. Climate change remains a principal risk to the business and in 2024 we enhanced our focus by separating the previously combined Climate Change and Circular Economy risk into two distinct risks. The separation reflects the unique drivers, impacts and challenges of each area, recognising the need for tailored mitigation strategies. By isolating these risks, we are able to continuously improve our approach to managing climate-related exposures, and strengthen the resiliency of the business. In 2024, we launched the Group’s Sustainability Reporting Programme, a cross-functional initiative, which includes representatives from Operations, Sustainability and ERM, designed to meet evolving disclosure requirements and ensure assurance on non-financial sustainability related disclosures. This programme leverages the Group’s risk management framework, drawing on our risk management system, methodology and risk registers. In 2024, we enhanced our Double Materiality Assessment (DMA) to prepare for EU CSRD reporting in 2026, in relation to year-end 2025. This assessment built on previous initiatives such as climate scenario modelling (physical and transition risk) and included a comprehensive review of a wide range of Impacts, Risks, and Opportunities (IROs) across BAT’s value chain. These IROs were described and assessed at a granular level, and evaluated using a detailed, ERM-aligned scoring framework to determine a materiality threshold. Climate-related risks were thoroughly incorporated throughout this process, with associated risks and opportunities scored in line with our Group risk management framework. The output from this exercise, which involved consultation with over 40 BAT subject matter specialists, will further support the business to better understand, assess and manage climate-related risks, alongside closely related areas like biodiversity loss and water scarcity, supported by data from our sustainability management platform and risk management system. Climate diagnostics tool In parallel, we aim to continue to refine our climate diagnostic tool, designed to identify potential climate-related physical hazard ‘hotspots’ (both acute and chronic) and analyse evolving patterns and trends under various climate scenarios (1.5, 2, and 3-4 ˚C global warming) projected for 2030 and 2050. Currently the tool provides valuable insights into the potential impact of climate change on our manufacturing operations and other key sites. Working with our partners, we are exploring ways to expand this tool across wider areas of the business and incorporate resilience data. Sustainability risks and relationship with our Group risk register Sustainability risks identified and assessed through the IROs exercise include both physical and transition climate risks as well as climate related effects on nature-related risks (e.g. water scarcity). Sustainability risks are aligned to relevant ESRS Topics and Sub-topics and are then considered as drivers or impacts to each relevant Group risk (e.g. Supply Chain Disruption and Supplies of Leaf & Agri-ingredients) as part of the risk assessment process. This approach is designed to ensure that every risk fully reflects relevant sustainability considerations. The climate change risk on the Group risk register is an aggregation of multiple physical (acute and chronic) and transition risks identified through the IROs exercise and includes clearly defined mitigation activities. This provides enhanced visibility of the risk profile to the Group Risk Management Committee. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting Continued 130 Integration of climate-related risks into the Group Risk Management Framework "Direct and indirect adverse impacts associated with Climate Change” is recognised as a principal risk to the Group; impact and mitigation steps are set out on page 161. Group relevant climate-related objectives, targets and metrics are articulated and monitored. Climate and other sustainability risks are captured as risk factors within the individual Group risks. Functions are required to identify and assess risks and opportunities, including climate-related physical and transitional risks. Environmental, Social and Governance thresholds are set out in the Group Risk Management Manual and are used by the Group when assessing risks. Functions are required to review all physical asset values and associated business interruption impact across the Group to understand the potential impact from climate change. Directly-reporting business units (DRBUs) are required to identify and assess risks and opportunities, including climate- related physical risks. 3 Risk Management

Risk management process In combination with the risk management processes detailed above, we use standardised risk registers at Group, functional, and DRBU levels to identify, assess, manage, and monitor both financial and non-financial risks, including climate- related risks. This four-step process, outlined in the Group’s Risk Management Manual, provides a consistent approach to risk management, facilitating effective understanding, management, recording, monitoring, and communication of risks across the Group. It also integrates climate-related risks into the overall risk management framework, ensuring they receive appropriate specialist attention. This year, the Group revised its risk management framework to assess risks on both an inherent and residual basis. This two-stage assessment allows for a clearer understanding of initial risks in their unmanaged state and the effectiveness of mitigation efforts (managed state). Additionally, risks are now assessed and prioritised at five levels based on their impact and likelihood, enhancing assessment accuracy and precision in risk scoring and reporting. The Group Risk Management Committee oversees these processes and works to maintain ongoing compliance with our ERM methodology. Risk assessment methodology There are various criteria, both qualitative and quantitative, against which impact may be measured. Impact ratings are applied to risks across five levels (Severe, Significant, Moderate, Minor, Insignificant). In financial (quantitative) terms, Severe impact is deemed as in excess of £1bn, Significant £500m-£1bn, Moderate £250m-£500m, Minor £120m-£250m and Insignificant £60m-£120m per annum. Risks below £60m are not included in the Group risk register but are managed and reported at regional and DRBU level. The qualitative impact is assessed based upon the scale of the detrimental effect of the risk. Similarly, likelihood is assessed using five categories: Remote, Unlikely, Possible, Likely, and Probable. Following the application of these standardised risk assessment procedures, risks (including climate-related risks) are prioritised based on their relative significance to the Group as a whole. Risk monitoring methodology Risk data, including assessment information and risk scores, is collected and recorded within the Group’s Risk Management System. The system applies an aggregation of risk impact/likelihood scores and provides a standardised risk reporting suite which supports the risk tracking and monitoring process. The Group risk register is reviewed biannually by the Group Risk Management Committee, chaired by the Chief Financial Officer, and subsequently reviewed biannually by the Audit Committee and annually by the Board. In addition, functional, regional and DRBU risk registers (which also capture climate-related risk factors) are reviewed on a biannual basis by applicable Leadership Teams and reviewed biannually by the Corporate Audit Committee and Regional Audit Committees, respectively. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 131 3 Risk Management continued Our Risk Management Process – Events, situations or circumstances that would adversely affect the achievement of business objectives, including the failure to capitalise on opportunities, are considered. – Climate-related risks and opportunities (including existing and emerging regulatory requirements) are identified through a combination of internal stakeholder consultation, desktop research, external consultation, and insights from our climate scenario modelling and climate impact assessments. – When a potential risk is identified, the causes are examined thoroughly and any potential consequences, time frame and mitigation activities are identified. Identify – The potential size, scope and duration of climate- related risks are assessed in the same manner as the Group's other risks and as part of BAT’s standardised risk management practices. – Risks are prioritised at five levels by reference to their impact (Severe/Significant/Moderate/Minor/ Insignificant) and likelihood (Remote, Unlikely, Possible, Likely, and Probable) as defined in our Group Risk Management Manual. – Risks are scored based on a combination of their impact and likelihood ratings and captured within associated risk matrices. Assess – Mitigation measures are devised and assigned ownership along with implementation timelines. – The effectiveness of current activities and the allocation of further activities is agreed by relevant Risk Managers and Leadership Teams. – Decisions on how to manage the risks (including how to mitigate, transfer, accept or control risks) are based on a variety of considerations, including risk score, the ability to influence or control the risk, and cost and effectiveness of mitigation. Effective mitigation activities can also be considered as cost avoidance opportunities. Manage – Ongoing tracking, monitoring and reporting of climate-related risks is promoted through our ERM Framework. – Risk mitigation activities are monitored by risk managers to help ensure the actions remain relevant and effective, and to confirm that information captured remains accurate and up to date. – The effectiveness of mitigation activities and the status of outstanding actions is tracked and reviewed by Leadership Teams and at various Risk Committees. Monitor

We measure and track a wide range of sustainability metrics and targets which help us assess and manage climate-related risks and opportunities. Read more about our sustainability Metrics and Targets on page 69+ Our THR metrics and targets link to the opportunities we have identified in products and services, while our climate metrics and targets link both to the opportunities identified in ‘Energy Sourcing and Efficiency’ and to our transition and physical risks. The latter are particularly important to our climate targets, as outlined in 'Our Path to Net Zero GHG emissions by 2050' below, as inaction would result in product shortfalls. Read more about our climate-related risks and opportunities on pages 124 to 129 + Remuneration From 2025, a climate metric will be introduced into the Group's Short-Term Incentive Plan, linking compensation of Executive Directors and wider employees with the decarbonisation of our operations. Our Director, Operations, a member of the Management Board, is responsible for the delivery of our climate-related targets as part of the overall sustainability agenda. The most important targets are externally communicated and linked to evaluation of the Director, Operations' performance and remuneration. Read more about the inclusion of a new climate metric in the Group's Short-term Incentive Plan on page 216 + The Director, Operations' performance objectives contain environmental targets, which are directly linked to their assessment of performance alongside other non- environmental performance objectives and other factors. The Director, Operations' eligibility for an annual bonus under the Group’s International Executive Incentive Scheme (IEIS) plan is based on their performance assessment. The Group’s GHG emissions and energy reduction targets are examples of environmental metrics contained within the Director, Operations' performance objectives. The threshold for success is achieving or exceeding yearly targets, as described by target glidepaths. For example, by the end of 2024 a reduction of 39.3% in BAT’s Scope 1 and 2 GHG emissions (versus 2020 baseline) was required and a reduction of (42.6)% (versus 2020 baseline) was achieved, exceeding the target threshold for this year. The Director, Operations met this performance objective which contributed to their eligibility for an annual bonus payment. The value of the Company bonus plan is tied to non-environmental metrics set out in the current Remuneration Policy described on page 227 + Climate-related metrics and targets We have set near-term 2030 1.5&ordm;C-aligned, absolute reduction targets that accommodate Net Zero GHG criteria and definitions. In 2022, the SBTi introduced the first FLAG target-setting guidance to assist companies in land-intensive sectors with establishing science-based targets that encompass land-based emissions and removals. As a result, in 2024, we submitted near-term 2030 Industrial / Non-FLAG and FLAG Scope 3 emissions targets to the SBTi alongside our long-term Net Zero target. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting Continued 132 Breakdown of BAT's GHG Emissions 7.42 Total million tonnes of CO2e 0 1 2 3 4 5 6 7 8 9 (mn tCO2e) Note: 1. 2023 numbers. 4 Metrics and Targets Scope 1 Scope 2 Scope 3 Scope 3 biogenic FY20 0.342 0.199 5.882 2.494 FY21 0.325 0.170 6.198 1.968 FY22 0.329 0.113 6.155 1.263 FY23 0.299 0.095 5.479 1.580 1

Understanding Scope 1, 2 and 3 emissions Scope 1, 2 and 3 emissions are categories of greenhouse gas (GHG) emissions an organisation's activities create. Scope 1 emissions: Direct emissions occur from sources owned or controlled by an organisation. Scope 2 emissions: Indirect emissions are generated from purchased electricity, heat, steam or cooling. These can be ‘location-based’ - which uses a quantification method based on average energy generation emission factors for defined locations, including local, subnational, or national boundaries; or ‘market-based' - which uses a quantification method based on GHG emissions emitted by the generators from which the reporter contractually purchases electricity bundled with instruments, or unbundled instruments on their own. Scope 3 emissions: Scope 3 emissions are all indirect emissions (not included in Scope 2) that occur in the value chain of the reporting organisation, including both upstream and downstream emissions and excluding biogenic emissions. Scope 3 biogenic emissions: CO2 emissions from the combustion or biodegradation of biomass. Biomass: Any material or fuel produced by biological processes of living organisms, including organic non-fossil material of biological origin (e.g., plant material), biofuels (e.g., liquid fuels produced from biomass feedstocks), biogenic gas (e.g. landfill gas), and biogenic waste (e.g. municipal solid waste from biogenic sources). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 133 4 Metrics and Targets continued Our Path to Net Zero GHG Emissions by 2050 Our Climate Targets 50% reduction in Scope 1 and 2 GHG emissions by 20301 (versus 2020 baseline) 30.3% reduction in Scope 3 Flag GHG emissions and 42% absolute reduction in Industrial (non-FLAG) GHG emissions by 20301 (submitted to SBTi for validation as 1.5°C aligned in September 2024) Net Zero GHG emissions in our value chain by 2050 (submitted to SBTi for validation as 1.5°C aligned in September 2024) 50% total renewable energy use by 2030 20% of suppliers by spend to set Science-Based Targets by 2025 What are FLAG emissions? FLAG emissions are greenhouse gas emissions from activities in the forest, land, and agriculture (FLAG) sector. They include a wide range of emissions from activities that occur on-farm and upstream, such as the manufacture of fertilisers. According to the SBTi, they account for almost a quarter of global emissions. Since mid-2023, SBTi have required companies to account for their land- based emissions and set separate FLAG targets if relevant to their activities. BAT submitted FLAG emissions reduction targets to SBTi in 2024 for validation. Land Use Change Land Management FLAG Forest, land and agriculture Carbon Removals Carbon Storage Note: 1. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions.The Scope 3 Industrial (non-FLAG) GHG emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end-of-life treatment of sold products. The Scope 3 FLAG GHG emissions target includes FLAG emissions and removals. Combined, these Scope 3 targets comprised 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting.

How we intend to reduce Scope 1 and 2 GHG emissions1 Creating site-specific decarbonisation roadmaps and investing in energy efficiency projects and management systems. Increasing renewable energy use by entering into longer- term power purchase agreements and investing in on-site renewable energy generation projects. Rolling out electric and hybrid vehicles in our fleet. How we intend to reduce Scope 3 GHG emissions1 Building a climate-resilient supply chain with direct and indirect suppliers. Eliminating the remaining use of coal for tobacco curing; using sustainable curing fuels (e.g. sustainable wood fuel, agricultural waste). Fostering circularity in our value chain. Designing for the reuse and recycling of end-of-life products. Increasing the use of low carbon materials. Understanding different GHG emissions-related terminology Net Zero GHG emissions: This means reducing greenhouse gas emissions to as close to zero as possible, with any remaining emissions re-absorbed from the atmosphere, by, for example, oceans and forests. Setting corporate Net Zero targets aligned with meeting societal climate goals means: (a) reducing Scope 1, 2 and 3 emissions to zero or a residual level consistent with reaching Net Zero emissions at the global or sector level in 1.5°C scenarios or sector pathways; and (b) neutralising any residual emissions by the Net Zero target date – and continuing to neutralise any GHG emissions released into the atmosphere thereafter. Near-term science based target: GHG reduction targets in line with what the latest climate science deems necessary to limit warming to 1.5°C above pre-industrial levels to be achieved within a 5-10 year time frame from the date of submission to the SBTi. Long-term science-based target: GHG reduction targets in line with what the latest climate science deems is necessary to reach Net Zero at the global or sector level in 1.5°C pathways before 2050. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting Continued 134 4 Metrics and Targets continued BAT’s 1.5°C-aligned Emissions Pathway Emissions (mn tCO2e) 7 6 5 4 3 2 1 0 Years 20 21 22 23 24 26 28 30 32 34 36 38 40 42 44 46 48 50 Neutralisation Note: 1. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions. The Scope 3 Industrial (non-FLAG) GHG emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end of life treatment of sold products. The Scope 3 FLAG GHG emissions target includes FLAG emissions and removals. Combined, these Scope 3 targets comprised 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating and assuring Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting. Actual Scope 1 and 2 emissions Actual Scope 3 non-FLAG emissions Actual Scope 3 FLAG emissions Projected Scope 1 and 2 emissions Projected Scope 3 non-FLAG emissions Projected Scope 3 FLAG emissions

Reporting methodology for CO2e emissions We use the World Business Council for Sustainable Development GHG Protocol Corporate Standard to guide our reporting of carbon dioxide equivalent (CO2e) emissions. We also use supporting standards including: – GHG Protocol Scope 2 Guidance, 2015 – GHG Protocol Corporate Value Chain (Scope 3) Standard, 2011 Where we have operational control, we include emissions from energy use, the Dry Ice Expanded Tobacco (DIET) production process, as well as fugitive emissions and process emissions from on-site wastewater and waste treatment in our CO2e emissions reporting. While we account for the contribution of all seven GHG gases, carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulphur hexafluoride (SF6) and nitrogen trifluoride (NF3), we do not disclose the breakdown of CO2e data on an individual GHG basis. Baseline Currently, we use a 2020 baseline year for emissions reporting, which comprises a total of 6,422,791 tCO2e split as follows: – Scope 1: 342,034 tCO2e – Scope 2: 198,830 tCO2e market-based (Scope 2: 417,572 tCO2e location-based) – Scope 3: 5,881,927 tCO2e Data collection and validation GHG emissions data for Scope 1 and 2 is collected within our internal EHS Reporting system; it includes 180 reporting units located across 85 countries. BAT’s Scope 3 GHG emissions reporting process aligns with the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard. Read more about our Scope 3 Simplified Methodology document at www.bat.com/sustainabilityreport + A full breakdown of our GHG emissions is presented below. 2024 BAT Group Greenhouse Gas Emissions Total Emissions (Thousand Tonnes CO2e) Emission Source 2024 2023 2022 2021 2020 Total Scope 1 CO2e1,2 237 299 329 325 342 Total Scope 2 CO2e Market-based1 74 95 113 170 199 Total Scope 2 CO2e Location-based 325 342 356 393 418 Total Scope 3 CO2e3,4 N/A 5,479 6,155 6,198 5,882 Total Scope 3 Industrial (Non-FLAG) emissions N/A 4,997 5,534 5,471 5,306 Total Scope 3 FLAG emissions N/A 481 621 726 576 Category 1: Purchased Goods and Services (Total)4 N/A 3,563 4,088 4,188 3,953 Category 1: Purchased Goods N/A 1,768 1,981 1,973 1,970 Category 1: Purchased Services N/A 1,117 1,212 1,143 1,091 Category 1: Purchased Tobacco Leaf N/A 678 895 1,071 892 Category 2: Capital Goods N/A 81 140 142 172 Category 3: Fuel and Energy Related Emissions N/A 176 179 197 164 Category 4: Upstream Transportation and Distribution N/A 308 377 373 348 Category 5: Waste Generated in Operations N/A 3 5 8 9 Category 6: Business Travel N/A 87 33 19 18 Category 7: Employee Commuting N/A 62 71 75 67 Category 9: Downstream Transportation and Distribution N/A 16 19 22 21 Category 11: Use of Sold Products N/A 225 252 257 209 Category 12: End-of-Life Treatment of Sold Products N/A 142 161 225 231 Category 14: Franchises N/A 1 1 1 5 Category 15: Investments N/A 815 828 691 685 Total Scope 3 Biogenic emissions N/A 1,580 1,780 1,968 2,494 Total Category 1 Biogenic emissions N/A 1,090 1,263 1,437 1,947 Total Category 11 Biogenic emissions N/A 491 517 531 547 Notes: 1. In 2024, UK-based activities included 2,180 tonnes of Scope 1 CO2e emissions (2023: 2,245) and 1 tonne of our Scope 2 CO2e emissions (2023: 0). Scope 1 and 2 CO2e emissions intensity (tonnes per £m revenue) is 11.5 (2023: 13.3; 2022: 15.2). Scope 1 direct greenhouse gas (GHG) fugitive emissions result from the direct release to the atmosphere of GHG compounds from various types of equipment and processes. 2. A category of Scope 1 direct greenhouse gas (GHG) fugitive emissions result from the direct release to the atmosphere of GHG compounds from various types of equipment and processes. Our 2020 and 2021 Total Scope 1 CO2e GHG emissions do not include fugitive emissions as this data is not available. 3. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions. The Scope 3 Industrial (non-FLAG) emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end of life treatment of sold products. The Scope 3 FLAG emissions target includes FLAG emissions and removals. Combined, these Scope 3 targets comprise 77% of Scope 3 emissions in 2020. Due to the target boundary, the FLAG / Non-FLAG GHG emissions values in this table will not reconcile with Scope 3 target reporting. Due to the complexity of consolidating and assuring Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting. 4. After submitting Scope 3 FLAG and Industrial (Non-FLAG) targets to the SBTi for validation, we have restated our total Scope 3 GHG emissions and Scope 3 Category 1 Purchased Goods and Services for better comparability. Additionally, we have separated reportable emissions from biogenic emissions and restated Category 11 Use of Sold Products. Methodology changes have led to adjustments in Category 4 Upstream Transportation and Distribution, and Category 9 Downstream Transportation. This year, we have also reported Category 15 for the first time, including comparatives. For more details, please refer to BAT 'Reporting Criteria' at bat.com/reporting. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 135 4 Metrics and Targets continued

2024 GHG emissions performance Our combined Scope 1 and 2 (market- based) GHG emissions1 are decreasing year on year. In 2024, we reduced our Scope 1 and 2 GHG emissions by 21.2% compared to 2023 (42.6% versus 2020 baseline). Scope 1 GHG emissions decreased by 20.8% compared to 2023 (30.7% versus 2020 baseline). This is driven by energy efficiency activities, a decrease in production output, an increase in the use of renewable fuels and changes in footprint in certain geographies. Scope 2 GHG emissions decreased by 22.6% compared to 2023 (63.0% versus 2020 baseline). This was driven by a decrease in total non- renewable energy consumption, energy efficiency activities and an increase in on- site renewable electricity generation, mostly from solar technologies. While our targets cover Scope 2 market- based emissions, we also measure and report Scope 2 location-based emissions as per the GHG Protocol Scope 2 Guidance. Scope 2 location-based emissions decreased by 5% compared to 2023 (22.3% versus 2020 baseline). Our total Scope 32 GHG emissions decreased by 11% compared to 2022 (6.9% versus 2020 baseline). This was driven by continued optimisation of the tobacco curing process, increasing the use of renewable fuels in tobacco curing and reducing the carbon intensity of other materials. Reporting methodology for energy Energy consumption is reported in line with GRI 302 Energy (2016): ‘Disclosure 302-1, Energy consumption within the organisation,’ which includes activities the Group is responsible for as well as purchased electricity, steam and hot water. Energy consumption is calculated from raw data of fuel, electricity, hot water and steam consumption, which is submitted by reporting units across the Group via our Internal EHS Reporting system. The data used in calculations are the same as used for Scope 1 and 2 CO2e emissions. 2024 energy consumption performance While details of the principal measures taken for the purpose of increasing energy efficiency across the Group are available on pages 82-83, our energy consumption performance is outlined as follows: – Energy consumption3 from activities for which the Group is responsible (in million kWh): 2024: 1,135; 2023: 1,292; 2022: 1,435. Of the total figure reported for the Group for 2024, 10 million kWh is from UK- based activities (2023: 10 million kWh, 2022: 11 million kWh). – Energy consumption resulting from the purchase of energy by the Group for its own use (in million kWh): 2024: 861; 2023: 890; 2022: 909. Of the total figure reported for the Group for 2024, 13 million kWh is from UK-based activities (2023: 13 million, 2022: 15 million). Read more about our sustainability metrics and targets in our Sustainability Performance Data Book at bat.com/reporting + Next steps Through the adoption of the TCFD recommendations and making the recommended disclosures, we have continued to analyse the resilience of our strategy against three potential climate scenarios and three time horizons up to 2050. This has helped us in mitigating risks, adapting to a changing landscape, seeking new opportunities and preparing for new regulations. We will continue to monitor the evolving regulatory landscape, including any changes to the UK Listing Rules in relation to the adoption of the International Sustainability Standard Board (ISSB) standards and the adoption of EU CSRD in Europe. We will update our approach to our climate-related disclosures accordingly. Notes: 1. Compared to a 2020 baseline. Our near-term 2030 science-based targets comprise a 50% reduction in Scope 1 and 2 GHG emissions. 2. The Scope 3 Industrial (non-FLAG) emissions target includes purchased goods and services, upstream transportation and distribution, use of sold products, and end-of-life treatment of sold products. The Scope 3 FLAG emissions target includes FLAG emissions and removals. Combined, these Scope 3 targets comprise 77% of Scope 3 emissions in 2020. Due to the complexity of consolidating and assuring Scope 3 data from our suppliers and value chain, we report Scope 3 data one year behind other metrics. Refer to the BAT 'Reporting Criteria' for our full methodology: bat.com/reporting. 3. Energy intensity (GWh per £ million of revenue): 2024: 0.077; 2023: 0.080: 2022: 0.085 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TCFD Reporting Continued 136 2024 energy consumption performance 2024 mkWh 2023 mkWh 2022 mkWh Energy consumption3 from activities for which the Group is responsible 1,135 1,292 1,435 – from UK-based activities 10 10 11 Energy consumption resulting from the purchase of energy by the Group for its own use 861 890 909 – from UK-based activities 13 13 15 GHG emissions from UK-based activities 2024 2023 2022 Scope 1 (tonnes of CO2e emissions) 2,180 2,245 2,376 Scope 2 (tonnes of CO2e emissions) 1 0 10 Scope 1 and 2 CO2e emissions intensity (tonnes per £m revenue) 11.5 13.3 15.2

A summary of our response to the Task Force on Nature-related Financial Disclosures (TNFD) recommendations is set out below. BAT is one of the Early Adopters of the Taskforce on Nature-related Financial Disclosures (TNFD) recommendations, making this set of voluntary disclosures. Below is a summary of our current progress towards the recommended TNFD disclosures that we consider the most relevant at this stage. We will continue to build on our current reporting and develop how we disclose nature-related information. TNFD at a glance: Summary of our response 1 Governance Disclose the organisation’s governance of nature-related dependencies, impacts, risks and opportunities a) Describe the board’s oversight of nature-related dependencies, impacts, risks and opportunities. Our Board has oversight of our nature-related dependencies, impacts, risks and opportunities (DIROs) through the review of our environmental strategy, targets and performance twice per year and the Group risk register, which includes nature- related risks, on an annual basis. Our TCFD and TNFD governance disclosures are combined and available in this report. b) Describe management’s role in assessing and managing nature-related dependencies, impacts, risks and opportunities. Management is responsible for identifying and assessing nature-related DIROs. Mitigation plans are required to be in place to manage our DIROs and progress against those plans is monitored. c) Describe the organisation’s human rights policies and engagement activities, and oversight by the board and management, with respect to Indigenous Peoples, Local Communities, affected and other stakeholders, in the organisation’s assessment of, and response to, nature-related dependencies, impacts, risks and opportunities.  We manage our impacts through due diligence and remediation programmes, underpinned by our policies, such as the SoBC and SCoC. We engage with communities where we operate through Alliance for Water Stewardship (AWS) and supplier footprint. However, we have not performed an analysis on indigenous peoples yet. We have therefore chosen to exclude Recommended Disclosure Governance C from the scope of this TNFD report and aim to enhance it in future reporting cycles. 2 Strategy Disclose the effects of nature-related dependencies, impacts, risks and opportunities on the organisation’s business model, strategy and financial planning where such information is material a) Describe the nature-related dependencies, impacts, risks and opportunities the organisation has identified over the short, medium and long term.  We estimate that 26% of the 91 different economic activities in our supply chain are likely to be dependent on nature. Our largest potential impact on nature is our footprint, the largest proportion of which is in our tobacco supply chain. b) Describe the effect nature-related dependencies, impacts, risks and opportunities have had on the organisation’s business model, value chain, strategy and financial planning, as well as any transition plans or analysis in place.  As of today, we have not assessed the impact of our potential DIROs on our strategy and financial planning. However, our approach to managing nature-related impacts across our value chain is outlined in a set of Group policies, guidelines and standards, which can be found in this report. c) Describe the resilience of the organisation’s strategy to nature-related risks and opportunities, taking into consideration different scenarios.  As part of our climate scenario analysis outlined in our TCFD disclosure, we understand the ways climate-related physical risks may also impact nature and our business. As of today, we have not performed a specific financial nature scenario analysis. d) Disclose the locations of assets and/or activities in the organisation’s direct operations and, where possible, upstream and downstream value chain(s) that meet the criteria for priority locations.  We consider priority locations to be those areas that are “important for biodiversity” or “of high-water priority”. Based on our Biodiversity Risk Assessment 3,483 farms (3.9%) in our tobacco supply chain, 17 sites in our own operations, and 16 sites in our non-tobacco supply chain were identified as priority locations. 3 Risk and impact management Describe the process used by the organisation to identify, assess, prioritise and monitor nature-related dependencies, impacts, risk and opportunities a i) Describe the organisation’s processes for identifying, assessing and prioritising nature- related dependencies, impacts, risks and opportunities in its direct operations. While we have not always explicitly used the terminology of TNFD’s Locate, Evaluate, Assess and Prepare (LEAP), similar principles have informed our actions. In line with the LEAP, we we have begun to locate our interfaces, evaluated our dependencies and impacts on nature, and assessed our nature-related risks and opportunities a ii) Describe the organisation’s processes for identifying, assessing and prioritising nature-related dependencies, impacts, risks and opportunities in its upstream and downstream value chain(s). We adopted the SBTN’s mitigation hierarchy methodology and other datasets to identify, assess and prioritise potential nature-related dependencies, impacts, risks and opportunities in our direct operations. b) Describe the organisation’s processes for monitoring nature-related dependencies, impacts, risks and opportunities. We identify and capture nature-related risks and opportunities on our risk registers. We have a set of nature-related commitments that we track and report against annually. We intend to revise our approach in the future. c) Describe how processes for identifying, assessing, prioritising and monitoring nature-related risks are integrated into and inform the organisation’s overall risk management processes. Our processes are integrated across the Group as part of our Risk Management Framework, including biannual reviews of the Group risk register by our Group Risk Management Committee, chaired by the Chief Financial Officer. The Group risk register is reviewed annually by the Board and twice per year by the Audit Committee. 4 Metrics and Targets Disclose the metrics and targets used to assess and manage material nature-related dependencies, impacts, risks and opportunities a) Disclose the metrics used by the organisation to assess and manage material nature-related risks and opportunities in line with its strategy and risk management process.  We have a set of metrics for each of our sustainability focus areas, including nature, against which we report on our performance and progress each year. b) Disclose the metrics used by the organisation to assess and manage dependencies and impacts on nature.  We have a set of metrics for each of our sustainability focus areas, including nature, against which we report on our performance and progress each year. c) Describe the targets and goals used by the organisation to manage nature-related dependencies, impacts, risks and opportunities and its performance against these. We have a range of existing targets which help us manage our potential DIROs. These are: Deforestation and Conversion Free tobacco supply chain; Deforestation Free pulp and paper supply chain; Forest Positive in our tobacco supply chain; 35% reduction in water withdrawn; and 100% operation sites AWS certified. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information TNFD Reporting 137 Read more on pages 114 and 121 + Read more on pages 114 and 121 + Read more on page 139+ Read more on pages 140 to 146 + Read more on pages 116 and 117 + Read more on pages 147 to 148 + Read more on pages 124 and 141 + Read more on page 150+ Read more on page 150+ Read more on page 150+ Read more on page 150+ Read more on pages 151 to 152 + Read more on pages 151 to 152+ Read more on pages 89+

Application of materiality We acknowledge the impact that our business has on nature as highlighted by our 2023 Group-wide Double Materiality Assessment^. Based on our assessment of our impact and financial materiality, we are aware that the degradation of nature may also impact the resilience of our value chain. These impacts will be quantified though our CSRD-aligned Double Materiality Assessment for EU CSRD reporting in 2026, in relation to year-end 2025. See the Double Materiality Assessment on pages 70 to 71 for further information+ We used the TNFD’s Locate, Evaluate, Assess and Prepare (LEAP) due diligence approach to assess our nature-related DIROs. This approach helps identify both impact materiality (at the end of the 'Evaluate' phase of LEAP) and financial materiality (at the end of the 'Assess' phase of LEAP). The LEAP approach has informed our Double Materiality Assessment (DMA). Scope of disclosures The information shared in this report covers our own operations and upstream value chain, the locations of which are represented in the map on pages 138 and 139. Own operations refers to all facilities within BAT operational control that perform manufacturing activities for commercial purposes. These are cigarette manufacturing factories, sites manufacturing Other Tobacco Products, snus, Modern Oral and flavoured e-liquids; and green leaf threshing (GLT) tobacco processing sites. The upstream value chain includes both our tobacco supply chain and non-tobacco procured goods and services. Our downstream value chain (warehousing and distribution) has been excluded due to the current lack of available data and mature assessment methodologies. Due to the data differences between value chain components, we sought to understand the nature-related DIROs associated with each value chain component using approaches best suited to the available data. Table 1 outlines the methods used to conduct our value chain dependency and impact assessments. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TNFD Reporting Continued 138 Map 1: Where our supply chain interacts with nature Our value chain interacts with nature on a global scale. We highlight the locations considered as part of our nature-related assessment under the Strategy section. The TNFD framework consists of a set of general requirements and recommended disclosures. Table 1: Methods used to conduct dependency and impact assessments for each value chain component Assessment Method Value Chain Component Dependency assessment ENCORE (2018) Direct operations; Tobacco supply chain; Non-tobacco procured goods and services Land occupancy footprint The Biodiversity Consultancy’s (TBC) Biodiversity, Extent, Condition (BECs) framework Direct operations; Tobacco supply chain Life Cycle Assessment EXIOBASE Non-tobacco procured goods and services Geospatial risk assessment TBC’s Biodiversity Risk Screening Kit (BRiSK) Direct operations; Tobacco supply chain; Non-tobacco procured goods and services Note: ^ Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities.

Integration with other sustainability-related disclosures We recognise the importance of integrating nature-related disclosures with other financial and sustainability disclosures for a holistic and integrated approach. That is why our TNFD disclosure has been included in our 2024 Combined Annual and Sustainability Report and Accounts, alongside our TCFD disclosure, covering our climate-related governance, strategy, risks management, metrics and targets. Time horizons considered The potential nature-related dependencies, impacts, risks and opportunities (DIROs) described in the TNFD section of this Report have not been modelled against any time horizons or scenario analysis. However, three time horizons were considered in our TCFD scenario analysis, which analysed how climate-related physical risks in different scenarios may impact climate, nature and our business. These are: – Short-term (up to 2030); – Medium-term (up to 2040); and – Long-term (up to 2050). Engagement with indigenous peoples, local communities and affected stakeholders We engage with local communities and other affected stakeholders to support the assessment and management of our nature-related DIROs. Our approach to human rights Our approach to managing human rights is aligned to the UN Guiding Principles on Business and Human Rights. Additionally, we manage our impacts through due diligence and remediation programmes, underpinned by our policies, such as the SoBC and SCoC. Read more about our approach to Human Rights on pages 102 to 107 + Our water stewardship programmes and engagement with local stakeholders Our water withdrawal and discharge guidelines and our Water Roadmap provide strategic direction and guidance for managing water use at our manufacturing sites and help sites assess their water management systems in line with the Alliance for Water Stewardship (AWS) certification process. As part of our commitment to have 100% of manufacturing sites certified against the AWS standard, we consult with local stakeholders to identify water-related dependencies and impacts as well as associated operational and supply chain risks. This approach enables us to align new water management and risk mitigation actions with the interests of residents within the local catchment area. Read more about our water stewardship programmes on pages 92 to 93+ While we continue to engage with communities where we operate, including through the AWS, analysis on indigenous peoples has not been carried out yet. We have therefore chosen to exclude Recommended Disclosure Governance C from the scope of this TNFD report and aim to enhance this section in future reporting cycles. Governance Our Board and management’s oversight of our nature-related DIROs is combined within our TCFD disclosure. Read more about our Sustainability Governance on page 114+ Read more about our TCFD Governance on page 121+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 139 Note: The assessment is conducted in the highlighted countries within BAT’s value chain locations, and does not cover the entire highlighted area.

Nature-related dependencies, impacts, risks and opportunities identified over the short, medium and long term. Our purpose to build A Better Tomorrow™, our Group strategy as well as our sustainability focus areas, including Nature, are set out in this Report. Read more about Group Strategy on page 12 and Sustainability Strategy on pages 66 and 67 + Our business operations, including conventional agricultural practices, rely on the use of natural resources, such as forest products, soil and water. Activities such as raw material sourcing, tobacco farming, and water withdrawals for agricultural activities and manufacturing can negatively impact the environment. Thus, we strive to manage our nature-related DIROs to preserve nature and improve our resilience. While we have not explicitly used the terminology of TNFD’s Locate, Evaluate, Assess and Prepare (LEAP), similar principles have informed our actions. For instance, our initial Biodiversity Risk Assessments (2022) focused on identifying and assessing impacts in our tobacco supply chain. Below, in line with the LEAP framework, we explain how we have begun to locate our interfaces with nature, evaluated our dependencies and impacts on nature, and assessed our nature-related risks and opportunities. L Locate Enables organisations to filter and prioritise potential nature-related dependencies, impacts, risks and opportunities. Guided by: – Span of the business model and value chain – Dependency and impact screening – Interface with nature We conducted location-specific land footprint analyses (BECS), biodiversity risk assessments (BRiSK) in order to identify priority locations as well as sectoral screening of economic activities (ENCORE) to identify priority activities. E Evaluate Enables organisations to develop an understanding of their potentially material dependencies and impacts on nature. Guided by: – Identification of environmental assets, ecosystem services and impact drivers – Identification and measurement of dependencies and impacts – Determination of impact materiality We used ENCORE to identify possible dependencies and related pathways. We applied the BECS framework for impacts in our Direct Operations and a Life Cycle Assessment (LCA) approach for our non-tobacco supply chain. A Assess Enables organisations to understand which nature-related risks and opportunities are material and should be disclosed. Guided by: – Risk and opportunity identification – Existing risk mitigation and management – Risk and opportunity prioritisation – Determination of financial materiality We assessed our impact and financial materiality through our DMA and conducted climate scenario modelling as part of our TCFD disclosure. P Prepare Enables organisations to decide on their response and disclosure to the material nature-related interactions identified in the LEAP approach. Guided by: – Strategy and resource allocation – Target setting and performance management – Reporting – Presentation We have a set of nature-related commitments that we track and report against annually. As we define our material nature-related DIROs, we will revise our approach to manage them. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TNFD Reporting Continued 140 2 Strategy

Summary of our potential nature-related dependencies, impacts, risks and opportunities The table below summarises our potential DIROs, which have been identified by using the methodology described in Table 1 on page 138 and in the Strategy section between pages 142 and 146 of our TNFD disclosure. Table 2: Potential Nature-related dependencies, impacts risks and opportunities summary table Dependencies Structural and biotic integrity Land geomorphology Soils and sediments Species Atmosphere Water Impact drivers Land/sea use and land use change Resource exploitation Climate change Pollution Impacts Biodiversity loss Risks Physical risks (chronic) – Dependencies on provisioning services – Dependencies on regulating and maintenance services Physical risks (acute) – Dependencies on the regulation of natural hazards Transition risks – Dependencies on nature-related legal liabilities – Dependencies on the nature-related regulations Opportunities Resource efficiency Ecosystem protection, restoration and regeneration The effect nature-related dependencies, impacts, risks and opportunities have had on the organisation’s business model, value chain, strategy and financial planning We have not yet fully completed the “Assess” phase of the LEAP approach to determine the financial impact materiality of our DIROs on our strategy and financial planning. However, our approach to managing nature-related impacts across our value chain is outlined in a set of Group policies, guidelines and standards, which can be found on pages 116 and 117 of this report. Strategy resilience on nature- related risks and opportunities We understand the importance of managing nature-related DIROs to support organisational decision-making and foster resilience in our value chain. As part of our TCFD report, we have updated our scenario analysis and included the ways in which physical risks may impact nature and our business across three of the scenarios (1.5°C, 2°C, 3-4°C). We also describe the relevant mitigations for identified risks. Page 124 of the TCFD section describes the resilience of our organisation’s strategy in relation to climate and nature risks and opportunities. While we acknowledge the importance of understanding nature-related risks and opportunities over the short, medium and long-term, we have not conducted a separate financial nature scenario analysis to complement our current climate scenario analysis to date. However, we plan to do so in accordance with TNFD’s guidance in the future. Read more about our Climate scenario analysis on pages 124 to 129+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 141 2 Strategy continued

Dependencies As part of the Locate and Evaluate phase of the LEAP approach, we used the ENCORE1 (Exploring Natural Capital Opportunities, Risks and Exposure) database (2018) to conduct a sectoral-level screening of 91 economic activities (ISIC Level 4) in our own operations, tobacco supply chain and non-tobacco procured goods and services to identify potential high dependencies on nature. As a result of this screening, we concluded that our tobacco supply chain contains the highest proportion of economic activities that are highly dependent on at least one Ecosystem Component due to its association with agricultural activities2. This is followed by our pulp and paper supply chain. We have consolidated the identified potential dependencies and summarised them in Table 3. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TNFD Reporting Continued 142 Table 3: Sectoral level of screening of economic activities conducted using ENCORE Value chain component Economic activity ENCORE materiality score per ecosystem component D ire ct op er at io ns To ba cc o su pp ly  c ha in Pr oc ur ed g oo ds an d  se rv ic es ISIC3 level 4 description St ru ct ur al a nd bi ot ic in te gr ity La nd ge om or ph ol og y So ils a nd se di m en ts Sp ec ie s A tm os ph er e W at er a a Support activities for crop production n n n n n n a Growing of tobacco n n n n n n a Logging n n n n n n a Post-harvest crop activities n n n n n n a Seed processing for propagation n n n n n n a a Silviculture and other forestry activities n n n n n n a Support services to forestry n n n n n n a a Electric power generation, transmission and distribution n n n n n n a a Manufacture of tobacco products n n n n n n a Other transportation support activities n n n n n n a Real estate activities with own or leased property n n n n n n a Steam and air conditioning supply n n n n n n a Courier activities n n n n n n a Freight air transport n n n n n n a Freight rail transport n n n n n n a Manufacture of gas; distribution of gaseous fuels through mains n n n n n n a Manufacture of other chemical products not elsewhere classified n n n n n n a Manufacture of other food products not elsewhere classified n n n n n n a Manufacture of paints, varnishes and similar coatings, printing ink and mastics n n n n n n a Manufacture of plastics products n n n n n n a Manufacture of pulp, paper and paperboard n ND n n n n a Plant propagation n n n n n n a Sea and coastal freight water transport n ND n n n n a Travel agency activities n n n n n n Very high This table summarises only the economic activities associated with “High” or “Very high” dependencies on at least one Ecosystem Component and associated value chain component1,4. Where there were multiple scores for an economic activity, the highest score was used. Low High Very low Medium ND: No data Notes: 1. ENCORE is used to evaluate the likely critical dependencies on natural capital assets which BAT depends on a five-point rating scale of Very high, High, Medium, Low and Very low. Scores range from 0 (no impact/dependency) to 5 (very high impact or dependency). (encorenature.org) 2. Agriculture was found to be the second largest sector that is highly dependent on nature: WEF_New_Nature_Economy_Report_2020.pdf (weforum.org) 3. The International Standard Industrial Classification of All Economic Activities (ISIC) is a United Nations industry classification system. 4. Due to no high or very high dependencies being associated, minerals and ocean geomorphology ecosystem components have been excluded from our disclosure. 26% of the 91 economic activities screened were associated with “High” or “Very High” dependencies on nature (Table 3). “Water”, “Structural and Biotic Integrity” and “Species” were the natural Ecosystem components most commonly scored as being dependent upon across all economic activities by BAT. 2 Strategy continued

Our ENCORE sectoral-level screening also highlighted the dependency pathways for key ecosystem services upon our tobacco supply chain and manufacturing (as well as the cultivation of non-tobacco agricultural products) as outlined in Table 4. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 143 Table 4: How our business activities depend on ecosystem services Type of ecosystem service Ecosystem service Dependency pathways for our business activities Provisioning services Biomass provisioning Biomass provisioning services support the growth of crops and agricultural products. We utilise these services for the cultivation of tobacco and other agricultural products, such as wood for fuel, pulp, and paper used in cigarettes and packaging materials. Water supply While not as significant as our agricultural supply chain, water is used in a number of our manufacturing and tobacco processing activities. Regulating and maintenance services Water purification Different species of plants and animals support the restoration and maintenance of surface water and groundwater bodies by breaking down and removing potentially harmful nutrients and pollutants, and facilitating a supply of clean water. Water is a necessary input for growing crops as well as for manufacturing processes. Without a clean water supply, an additional water treatment would be required which would increase the operating costs. Rainfall pattern regulation Vegetation, particularly forests, plays a crucial role in sustaining rainfall patterns through the process of evapotranspiration, which recycles moisture back into the atmosphere. This mechanism is essential for providing freshwater necessary for the irrigation of tobacco and other agricultural products, as well as for maintaining surface water bodies used by our facilities. Local and global climate regulation Healthy ecosystems are understood to help sequester carbon by regulating atmospheric and ocean chemical compositions. The vegetation can also contribute to the regulation of temperature, for example, cooling provided by urban trees. Local and global climate regulation helps maintain suitable growing conditions for tobacco. Soil and sediment retention The stabilising effect of vegetation prevents soil loss, for example, by limiting the impacts of severe weather events and agricultural activities. The retention of soil and sediments helps maintain growing conditions for tobacco and other agricultural products. Soil quality regulation Healthy ecosystems contribute to maintaining soil quality, specifically aiding the fertility and living components of soil, which are important for tobacco yields. High-quality soil also enables better water retention, which can reduce flooding or mitigate the adverse effects of drought on crop yields. Flood mitigation services Coastal protection services, for instance coral reefs, sand banks, dunes or mangrove ecosystems along the shore, mitigate the impacts of tidal surges or storms on local communities. This is particularly important for eight of our factories located in areas with coastal flood risk. River flood mitigation services, such as riparian vegetation, provide structure and a physical barrier to high water levels and thus mitigates the impacts of floods on local communities. River flood mitigation services will be supplied together with peak flow mitigation services. This is particularly important for 24 of our factories located in areas with high river flood risk. 2 Strategy continued Ecosystem components: Specific elements within nature that provide the goods and services upon which the economy depends, including atmosphere, land geomorphology, minerals, ocean geomorphology, soils and sediments, species, structural and biotic integrity, and water. Structural and biotic integrity: The extent of physical structure and composition of an ecosystem falling within its natural range of variation. These structural characteristics, such as canopy height and vegetation density, underpin the ecosystem services. Species: Species includes plants, animals, fungi, algae and genetic resources, which can be wild or domestic/commercial, for example livestock. Like habitats, species underpin a wide range of ecosystem services.

Impacts According to Intergovernmental Science- Policy Platform on Biodiversity and Ecosystem Service (ISPPBES), the five main drivers of biodiversity loss globally are: Land/sea use/change, Resource exploitation, Climate change, Pollution, and Invasive species. Therefore, BAT’s contributions to these impact drivers warrant consideration as part of a holistic approach to understanding our impacts. Land use and land use changes due to agriculture have been recognised as the primary driver of biodiversity loss globally. This is why we conducted BECS and LCA assessments to understand possible land use footprint impacts within our supply chain. Water use (a type of resource exploitation) can also threaten the healthy functioning of aquatic ecosystems, while pollution due to the use of pesticides, herbicides and other agrochemicals can degrade soils, cause direct mortality of organisms due to ecotoxicity, and contaminate downstream ecosystems due to run-off. We are currently collecting water use and pollution data for our direct operations and upstream supply chain in order to better understand our impact on water discharge. Climate change also contributes to biodiversity loss; however, we address this separately in our TCFD disclosure. Table 5 is a summary of potential impacts we have identified and assessed based on the relationship between different impact drivers and our business operations. Table 5: Impact drivers that can lead to changes in natural capital Land/Sea use and land use change The cultivation of tobacco, the supply of pulp and paper, and our operations all affect land use. Resource exploitation Consumption of water to grow tobacco in our tobacco supply chain and consumption of water to manufacture our products in our direct operations. Climate change Climate change impacts are described separately in our TCFD disclosures on page 120 to 136 of this report. Pollution The application of fertiliser to agricultural crops in our tobacco supply chain and the discharge of treated water from our manufacturing sites. Tobacco supply chain As part of the Locate and Evaluate phase of the LEAP approach, in 2024, we re-assessed the land occupancy footprint of our tobacco supply chain using the Biodiversity Extent, Condition and Significance (BECS) framework, developed by The Biodiversity Consultancy. In line with the re-assessment, the land occupancy footprint data has been updated. It now covers tobacco specific land occupancy, hence the decrease in the footprint occupancy metric compared to our TNFD disclosure in our 2023 Combined Annual and Sustainability Report, in relation to year-end 2024. The assessment provides us with the amount of land used for tobacco cultivation and the estimated impact, using a metric called ‘Mean Species Abundance Hectares’ (Table 6). BECS provides an estimate of the area of land used for production (extent) and the estimated amount of biodiversity lost on that occupied land relative to a pristine reference state (condition) due to the type and intensity of land use. The countries with the largest footprint are Brazil, Bangladesh, Pakistan, India and U.S. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TNFD Reporting Continued 144 2 Strategy continued Figure 1: Biodiversity Extent, Condition, and Significance (BECS) framework Extent Condition Significance Biodiversity Land Occupancy FootprintThe geographical area, or volume of habitat The quantity or the amount of biodiversity present The ‘value’ of the biodiversity, represented by ‘types’ of biodiversity present and how significant their loss would be globally Table 6: Direct and Third-Party Suppliers estimated land occupancy footprint Area (ha) Impact (MSA ha) Direct Suppliers 128,000 115,000 Third-Party Suppliers 49,500 44,000 Total 177,500 159,000

Figure 2. Top 10 manufacturing sites by physical land footprint 20 15 10 5 0 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 145 19% 10% 8% 7% 7% 6% 5% 3% 2% 2% U S - T ob ac co vi lle Br az il - S an ta C ru z Br az il - U be rla nd ia C hi le - C as ab la nc U S - C la rk sv ill e So ut h A fr ic a - H ei de lb er g T&uuml; rk iy e - S am so n In do ne si a - M al an g V en ez ue la - V al en ci a N ig er ia - Ib ad an Figure 3. Estimated annual impacts on biodiversity per pressure and procurement category expressed as species.year Water Consumption Pollution Climate Change Land Use 0% 20% 40% 60% Non-tobacco procured goods and services As footprint data is not available, we estimated the impacts on nature in our non-tobacco procured goods and services using an LCA-based approach in 2023. This approach estimates the extent and severity of impacts by feeding BAT’s estimated annual spend or volumes purchased per sector and country into EXIOBASE, which translates resource extractions and emissions into environmental impact scores using LCA conversion factors. The results are expressed in a standard biodiversity impact metric called ‘species.years’, which allows us to compare the magnitude of different pressures in a common unit. The analysis revealed that within our non-tobacco procured goods and services, land use is the primary impact driver for biodiversity loss, accounting for 74% of estimated impacts, followed by climate change at 18% (Figure 3). In this analysis, pulp and paper was identified as a key supply chain, estimated to account for 70% of the total non-tobacco procured goods and services footprint. Direct Operations As part of the Locate and Evaluate phase of the LEAP approach, we conducted a BECS analysis of our own manufacturing sites in 2022, using location data in the form of point coordinates, total area of the sites (hectares), and area radius around each site (hectares). The land occupancy footprint of our direct operations is estimated as 1,073.5 MSA.ha by using the BECS methodology. The extent of physical land occupied by our manufacturing sites was estimated at 1,130 ha with the top 10 sites shown in figure 2 representing 69%. 2 Strategy continued Direct suppliers Indirect suppliers Purchased New Categories

The TNFD defines1 nature-related risks as all “potential threats posed to an organisation linked to their and wider society’s dependencies on nature and nature impacts”. Nature-related opportunities are defined as1 “activities that create positive outcomes for organisations and nature by creating positive impacts on nature or mitigating negative impacts on nature.” In line with TNFD definitions, we have identified a number of potential risks and opportunities, as part of the Assess phase of the LEAP approach, which are outlined below. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TNFD Reporting Continued 146 Table 7: Summary of BAT’s potential nature-related risks Risk category Description of risk Realm Physical risks (chronic) Dependencies on provisioning services We rely on ecosystems to provide the natural raw materials required for our production, known as provisioning services. Changes in these ecosystems can adversely affect these provisioning services. The deterioration of relevant ecosystems may heighten the risks associated with obtaining natural inputs such as tobacco, fuel wood, paper and freshwater, potentially affecting our supply chain and reducing production capacity. Freshwater, Terrestrial Dependencies on regulating and maintenance services Ecosystems provide regulating and maintenance services, supporting the availability of natural resources necessary for production. When ecosystems and species deteriorate, it may increase risks relating to the supply of natural inputs, for example, due to reduced pollination services or reduced pest control. Freshwater, Terrestrial Physical risks (acute) Dependencies on the regulation of natural hazards Ecosystems play a role in the prevention and mitigation of natural hazards. Changes in these ecosystems, including the species we depend upon for regulating ecosystem services, can result in changes to the flow of these services. This can be a particular problem in tobacco growing areas that are at risk of increased flooding and drought events. Freshwater, Marine, Terrestrial Transition risks (liability) Nature-related legal liabilities As the connection between business activities and nature-related impacts is increasingly documented, we could become further exposed to nature-related liability risks, including fines and penalties. N/A Transition risks (regulation) Nature-related regulations Failure to address the nature-related impacts of detrimental activities in our value chain may lead to external scrutiny and increased regulatory oversight. For instance, deforestation is a critical nature-related concern for EU regulators, such as under the European Union Deforestation Regulation (EUDR). Failure to comply with deforestation legislation in timber sourcing may result in penalties. Freshwater, Terrestrial Table 8: BAT’s nature-related opportunities Opportunity category Description of opportunity Realm Resource efficiency To support the resilience of our farmer base, we develop tailored best practice techniques through our Global Leaf Agronomy Development centre in Brazil and various local and regional partnerships. The centre focuses on several key areas: soil science and plant nutrition, water management, emissions, pest management, leaf breeding, seed technology, seed production and industrialisation, mechanisation and curing crop protection, agrochemicals, agriculture best practice, substrates, botanicals, bioprocess and leaf chemistry. These solutions are aimed at improving crop yields while minimising the use of water, fertilisers and other harmful agrochemicals. Freshwater, Terrestrial Ecosystem protection, restoration and regeneration We can enhance our supply chain resilience by investing in the protection, conservation, restoration or sustainable management of ecosystems and/or species they depend on. For example, we are helping farmers to implement regenerative agriculture practices. We can also invest in infrastructure to support our supply chain while supporting nature-positive outcomes, such as maintaining connectivity between and within ecosystems near operational sites or tobacco farms. We also sponsor restoration activities at our sites and within communities where we operate. Terrestrial 2 Strategy continued Note: 1. For TNFD's definitions of nature-related risks and opportunities: tnfd.global/wp-content/uploads/2022/03/220321-TNFD-framework-beta-v0.1-FINAL.pdf.

Locations of assets and/or activities in direct operations, and upstream and downstream value chain(s) that meet the criteria for priority locations As part of the Locate phase (with an overlap to the Evaluate phase) of the LEAP approach, we commissioned The Biodiversity Consultancy to conduct geospatial Biodiversity risk assessments of our direct operations (manufacturing sites), directly contracted and third-party farmers, as well as 35 mills and five chemical plants owned by suppliers in our pulp and paper supply chain. We consider these our potentially “Material Locations”. The TNFD considers “Sensitive Locations” to be locations where an organisation’s value chain interfaces with ecologically sensitive areas. We consider sensitive locations to be those areas that are “important for biodiversity” or “of high water priority”. Methodology - Areas important for biodiversity To identify “areas important for biodiversity”, and therefore sites with the highest priority for conservation and sustainable management, we used the following indicators: The Species Threat Abatement and Restoration (STAR) metric. Areas of biodiversity importance as described in TNFD suggested datasets: proximity to World Heritage Sites, Alliance for Zero Extinction Sites, Protected Areas and Key Biodiversity Areas. Presence of threatened species – this includes identifying whether priority species are present at each location and whether an area may qualify as a Critical Habitat as determined by the IFC Performance Standard 6 criterion 1 or criterion 2. Priority locations in our tobacco supply chain In our tobacco supply chain, priority locations were identified at farm level using the following criteria. A 5 km buffer was applied to each farm using the 2023 crop farmer base. Priority locations were identified as those less than 500 m from Protected Areas or World Heritage Sites, within Key Biodiversity Areas or the Alliance for Zero Extinction; and/or with a STAR score over 10. As a result, 3,483 farms (3.9%) were identified as priority locations and can be found on the map below (Map 2). Priority locations in our non-tobacco supply chain For our non-tobacco supply chain, geolocation data was identified for 401 pulp and paper processing locations. A buffer of 10 km was applied to each site and priority locations were identified based on biodiversity importance. The sites less than 500m from World Heritage Sites, Alliance for Zero sites, sites within Key Biodiversity Areas, Protected Areas, or areas where there are priority species or critical habitat present, or sites with a greater STAR score were identified as priority locations. As a result, around 15 supplier sites in more than 10 countries were identified as priority locations. Priority locations in our direct operations For direct operations, priority locations were identified at manufacturing site level2. A 5km buffer was applied to each site’s geo-coordinate and total site area (hectares). 15 priority locations are identified based on following criteria: whether the location's buffer is located within 5km from Alliance for Zero Extinction or World Heritage sites, or located within less than 500m from Key biodiversity or Protected areas, or has a STAR score greater than 10. In addition, 3 sites that were not identified as priority locations based on the mentioned criteria are identified for their possible restoration potential due to their larger physical size as shown in Map 3. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 147 2 Strategy continued Notes: 1. Risk assessment conducted based on 2023 supplier footprint. 2. Assessment conducted in 2023 based on 2023 direct operations footprint.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TNFD Reporting Continued 148 Map 2: Geographical map of BAT’s directly contracted farmers identified as priority locations America Asia Europe South East Asia Priority Farms Map 3: Priority locations within direct operations and priority location criteria met America Africa Asia Europe South East Asia Areas of biodiversity importance Physical Land Footprint STAR Score STAR Score & Areas of biodiversity importance 2 Strategy continued

Water basins of high priority for nature Water is a vital input to our direct operations and tobacco supply chain. We endeavour to manage the impacts of water-use in our direct operations and tobacco supply chain on surrounding water bodies and related ecosystems. This is why we have adopted SBTN’s methodology to understand which priority basins in our value chain are most affected by freshwater withdrawal and quality impacts. To assess freshwater withdrawals, we used the following indicators: Water withdrawal data from our tobacco supply chain and manufacturing sites and SBTN’s Water availability data (Hogeboom model) to understand which basins are not operating within sustainable withdrawal limits. START (Amphibians) and threatened freshwater species to understand biodiversity significance. We have factored in both water quantity and freshwater biodiversity, which led us to identify a number of priority basins for further action in Mexico, Indonesia, South Africa, Bangladesh and Uzbekistan. To assess freshwater quality impacts we used the following indicators: Fertiliser use data collected by our tobacco supply chain and SBTN’s sustainable nutrient concentration at the basin level (using McDowell's Model) START (Amphibians) and threatened freshwater species We are evaluating our next steps in this area. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 149 2 Strategy continued

Processes for identifying, assessing and prioritising nature- related dependencies, impacts risks and opportunities in: (i) direct operations and (ii) upstream and downstream value chain(s) Dependencies As recommended in TNFD’s sector guidance for food and agriculture, we used the ENCORE database (2018) to identify the ecosystem components most dependent on economic activities across our value chain. ENCORE’s database provides a materiality score (“very low” to “very high”) for each ecosystem component based on the estimated degree of financial loss and estimated production loss incurred by disruptions to relevant ecosystem services1. However, it is important to note that ENCORE provides estimates on possible dependencies on ecosystem components by BAT, but does not provide insight on likelihood or magnitude of risks on degradation of those ecosystem components. Impacts in Direct Operations and Tobacco Supply Chain We estimated land occupancy across our direct operations and tobacco supply chain using the BECS framework (Figure 1). Impacts in Non-tobacco procured goods and services We used an LCA-based approach to estimate the overall impact on biodiversity from our non-tobacco procured goods and services. Internal procurement data including annual spend, and volume per sector and country, was fed into an external database called EXIOBASE, from TNFD’s tools catalogue. This enabled us to estimate the environmental impacts associated with our resource consumption. Risks and Opportunities Using the TNFD's risks and opportunities repository and dependency pathways that are identified through ENCORE, we have determined several potential nature- related risks and opportunities, namely: – Physical and transition risks; and – Resource efficiency and investment in restoration and regeneration opportunities. These will be fed into our CSRD Double Materiality Assessment, which we intend to disclose in 2026, in relation to year-end 2025 (Tables 7 and 8). Key results are expressed in the following units of measurement: – The resulting land occupancy footprint is expressed in Mean Species Abundance hectares (MSA.ha). – The significance of these losses for global biodiversity conservation is measured using IUCN’s STAR metric. – The STAR metric assesses how specific actions at particular locations can contribute to global biodiversity sustainability goals. It measures the potential impacts of reducing threats and restoring habitats to decrease the risk of species extinction, aiding in the identification of effective actions and quantifying their contributions to preventing biodiversity loss. Processes for monitoring nature-related dependencies, impacts, risks and opportunities. The Group applies a consistent methodology for assessing sustainability- related risks and opportunities, utilising our Risk Management Framework. This process, as well as our Risk assessment methodology, are outlined within our TCFD disclosure. In addition, we have a set of nature-related commitments that we track and report against annually. As we define our material nature-related DIROs, we will revise our approach to manage them. Process for identifying, assessing, managing and monitoring nature- related risks into the organisation’s overall risk management processes. Identify Our Centre of Excellence (CoEs) work with the Group Risk and Sustainability teams to identify potential DIROs. Through stakeholder consultations, research, and assessments, they document potential threats and vulnerabilities that could adversely impact nature or our objectives, informing the Group’s DMA. Assess Nature-related risks are assessed for their potential impact, with scenarios generated and experts consulted as appropriate. Manage Risk management activities and responses are identified, with mitigation measures assigned. Internal specialists develop processes, standards, and policies, which are adopted by sustainability teams globally for local implementation. Monitor Targets, data points, and controls are developed for monitoring. Risk assessment scores are recorded in the Group's Risk Management System. The Group’s sustainability risk register, including nature-related risks, is reviewed biannually by the Group Risk Management Committee and Audit Committee, and annually by the Board. Read more about our risk management process in the TCFD section of this report on page 130 and 131 + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TNFD Reporting Continued 150 Note: 1. ENCORE (encorenature.org) 3 Risk Management

Indicators and metrics help the identification and assessment of nature-related dependencies, impacts, risks and opportunities (DIROs) TNFD uses recommended metrics and targets to provide a standardised framework for organisations to disclose their nature-related DIROs. The following section provides a selection of key existing metrics which demonstrates how we currently assess, manage, and measure our DIROs. The reporting methodology for these metrics is outlined on page 152. Disclose the metrics used by the organisation to assess and manage dependencies and impacts on nature Table 9: Our disclosures against TNFD’s core global dependency and impact metrics for direct operations, tobacco supply chain and non-tobacco procured goods and services Category Indicator Metric Direct operations Tobacco supply chain Non-tobacco procured goods and services Land/ freshwater/ ocean-use change Total spatial footprint Estimated total surface area1 1,190 ha 177,500 ha Extent of land/freshwater/ ocean ecosystem conserved or restored Total surface area of forests planted and for conservation and for Forest Positive 131.6 ha Wastewater discharged Total volume of water discharged 1.29 mn m3 Volume of water discharged into freshwater 0.18 mn m3 Volume of water discharged into brackish surface water/seawater 0.004 mn m3 Volume of water discharged into groundwater 0.016 mn m3 Volume of water discharged into third-party destinations 1.1 mn m3 Resource use/ replenishment Water withdrawal and consumption from areas of water stress Total water withdrawn 2.73 mn m3 Total water withdrawn from Water Stress areas 1.06 mn m3 Quantity of high-risk natural commodities sourced from land/ ocean/ freshwater % of wood used in Thrive Supply Chain1 with deforestation and conversion free (DCF) status 98.5% % of wood used by our directly contracted farmers for tobacco curing to be from sustainable wood sources 100% % of pulp and paper materials sourced with low risk of deforestation 86.3% State of nature Ecosystem condition Estimated land occupancy footprint1 1,073.5 MSA.ha 159,000 MSA.ha Table 9 shows the Group’s disclosure indicators for land/freshwater/ocean-use change, resource use/replenishment and the state of nature while connecting them with relevant metrics for direct operations, tobacco supply chain, and non-tobacco procured goods and services. They are chosen for their relevance to our DIRO assessment process, and business strategy and targets. The grey highlighted areas in Table 9 represent the value chain metrics that were not included in our TNFD report due to their not being relevant or material at this stage. Metrics used by the organisation to assess and manage material nature-related risks and opportunities in line with strategy and risk management process We have currently only identified potential nature-related risks and opportunities, therefore we are not in a position to report against this disclosure. We aim to enhance our disclosure in line with our CSRD Reporting in 2026, in relation to year-end 2025. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 151 4 Metrics and Targets Note: 1. Direct operations metric is based on 2022 data and tobacco supply chain metric is based on 2023 data.

Reporting Methodology of key existing nature metrics Biodiversity and ecosystems % of wood used in Thrive supply chain with deforestation and conversion free (DCF) status KPI Definition: As stated in the Biodiversity Operational Standard on Tobacco Farming, we follow the AFI (accountability- framework.org) definitions of deforestation and conversion as well as the CDP Forest Guiding Criteria and the Proforest Guidance for Deforestation and Conversion Free (DCF) report. We combine different levels of evidence and deforestation/ conversion monitoring methods to trace and classify wood as DCF (with a cut-off date of 31 December 2020). Wood should be traceable to at least sub-national jurisdiction level and should be from: – Sources certified under an acceptable scheme – Wood production forests monitored for deforestation and conversion or authorised natural managed forests with management plans – A sourcing area classified as low risk for deforestation and conversion based on geospatial and/or local risk assessments conducted by third parties Methodology: This is an indicator reported via our Thrive programme, covering 93% of tobacco purchased in 2024 and includes on the ground assessments for wood traceability, volume, and the type of wood. % of pulp and paper materials sourced with low risk of deforestation KPI Definition: Relates to the proportion of volumes (in tonnes) of pulp and paper products sourced, covering board and paper used in primary and secondary packaging for all products, fine paper for cigarettes and Heated Products and cellulose acetate tow for filters. We apply a materiality threshold, resulting in more than 98% of total pulp and paper volumes sourced being in scope of our assessment. Methodology: In line with the AFi, volumes are assessed as deforestation free (DF) when the suppliers of those volumes can demonstrate that the base material is sourced with low risk of deforestation (with a cut-off date of 31 December 2020). Low risk means the volume is either certified through chain of custody schemes providing full assurance, provided by a supplier that has achieved an “A/A-” rating in their CDP Forest disclosure for the timber commodity and 100% of volume was disclosed as DF, was traceable to a low-risk sourcing area, or was traceable to a high-risk sourcing area with the production unit monitored as DF. We enhanced this metric in 2024, to align to the latest framework. % of contracted farmers’ wood fuels that are from sustainable wood sources KPI Definition: Sustainable wood sources are defined as: wood resources harvested in such a way that does not cause deforestation of natural ecosystems. This may include wood sourced from existing tree plantations or managed natural forests, from identified invasive exotic species that have not been planted and timber by-products, such as sawdust, branches and twigs. Methodology: The data collected is based on 100% (more than 90,500 of the directly contracted farmers monitored in the Group’s own Leaf Operations), of which 53% make use of wood for curing. The percentage reported represents sustainable wood used by those farmers. This data excludes farmers that our third- party suppliers source from. The Field Technician is responsible for the data collection from the farmer in each farm visit. The Field Technician verifies the wood quantity and species and / or evidence given by the farmer, including documents, as invoices or any other paper forms, verifies the existence of forest plantation on-farm, measures the wood pile as applicable and perform a visual check. Finally, data is signed off from farmers and Field Technicians and logged into the monitoring systems. Total surface area of forests planted and for conservation and for Forest Positive KPI Definition: To be considered 'Forest Positive', a forest should be planted for conservation purposes. Conversion is the change of a natural ecosystem to another land use or profound change in a natural ecosystem’s species composition, structure, or function. To be considered 'Forest Positive, the area must be monitored at least one year after the planting date, to verify the survival rate quantification of the area planted and the number of trees that have become viable. Water Water withdrawn KPI Definition: We use the GRI 303: Water and Effluents 2018 Standard to guide our water withdrawn definition and methodology. Water withdrawn includes all water drawn from surface water, including harvested rainwater, groundwater, seawater, or third-party water for any use within our direct operations. Water is used in manufacturing processes, in utilities, for social and horticultural needs if the latter are limited to our companies’ premises, such as watering lawns and nurseries in Leaf R&D. It does not include irrigation in agriculture, e.g. in leaf growing. Methodology: Water withdrawn data is collected via the EHS reporting system. Sites collect data for water withdrawn based on invoices from suppliers and internal metering, which at major sites is performed in real time via building management systems (BMS). Small offices apply estimates based on area occupied or headcount. Our 2017 baseline figure for water withdrawn is 5.20 million cubic meters. Water discharge KPI Definition: We use the GRI 303: Water and Effluents 2018 Standard to guide our water discharge definition. Water discharge includes effluents, used water, and unused water released to surface water, groundwater, seawater, or a third party. Water can be released into the receiving waterbody either at a defined discharge point or dispersed over land in an undefined manner or transported in tanks. Methodology: The data for water discharge with breakdown by destination (third party, fresh water, brackish water, groundwater) is collected via the EHS reporting system. Sites collect data for water discharges based on internal metering or invoices from services suppliers. In the absence of metering, estimates are applied based on water withdrawn volumes and typical water consumption of equipment and processes. % of operations sites AWS certified KPI Definition: AWS certification refers to independent certification against Alliance for Water Stewardship (AWS) Standard 2.0. All BAT operating sites that have gone through the certification process and successfully completed each of the five steps of the AWS standard guidance: 1. Familiarisation with the AWS standard. 2.Register in the AWS standard system. 3.Register with AWS. 4.Implement the AWS standard. 5.Work with Water Stewardship Assurance Services (WSAS) to complete the certification process, including an on- site audit. Our sites are considered certified when the AWS Certificate is available on the Alliance for Water Stewardship website within the reporting period. Methodology: % of AWS certified operations sites is calculated as number of operations sites that hold AWS certificate divided by total number of operations sites, which excludes three sites that have been granted exemption due to local circumstances. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future TNFD Reporting Continued 152 4 Metrics and Targets continued

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 153

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Sustainable Future 154

Overview The Principal Risks that may affect the Group are set out on the following pages. Each risk is considered in the context of the Group’s strategy and business model, as set out in this Strategic Report beginning on page 2 and page 14. On the following pages is a summary of each Principal Risk, its potential impact. Principal Risks are those that have the potential to materially impact the achievement of the Group’s strategic objectives. These are significant risks that could affect BAT’s long-term financial performance, reputation, or delivery of sustainability goals. This section focuses on those risks that the Directors believe to be the Principal Risks to the Group. Not all of these risks are within the control of the Group and other risks besides those listed may affect the Group’s performance. Some risks may be unknown at present. Other risks, currently regarded as less material, could become material in the future. Clear accountability is attached to each risk through the risk owner. During the year, the “Climate Change and Circular Economy” risk has been split into two, recognising the distinct nature of each. The separation stems from the understanding that each area encompasses unique challenges and requires tailored mitigation strategies. The risks listed in this section should be considered in the context of the Group’s internal control framework. This process is described in the section on risk management and internal control in the corporate governance statement from page 194. This section should also be read in the context of the cautionary statement on page 447. A summary of all the risk factors (including the Principal Risks) which are monitored by the Board through the Group’s risk register is set out in the Additional Disclosures section from page 414. Time frame Short-term Medium-term Long-term Strategic impact Quality Growth Sustainable Future Dynamic Business Key Stakeholders Consumers Society Our people Shareholders & Investors Considered in viability statement Yes No BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Group Principal Risks 155

Risks Competition from illicit trade Increased competition from illicit trade and illegal products – either local duty evaded, smuggled, counterfeits, or non-regulatory compliant, including products diverted from one country to another. Time frame Strategic impact Key Stakeholders Short-/medium-/long-term Quality Growth/Sustainable Future Consumers, Society, Shareholders & Investors Impact Illicit trade often leads to more restrictions and regulations imposed on the legitimate industry, including sales restrictions, overly burdensome track and trace systems and display packaging bans. This is often based on the erroneous assertion that the legitimate industry makes up the bulk of illicit trade in tobacco products. Erosion of goodwill, with lower volumes and/or increased operational costs (e.g. track and trace costs) and reduced profits. Reduced ability to take price increases. Investment in trade marketing and distribution is undermined and the product is commoditised. Illicit products (especially in New Categories) could harm consumers, damaging goodwill, and/or the category (with lower volumes and reduced profits), potentially leading to misplaced claims against BAT, further regulation and a failure to deliver the corporate harm reduction objective. Breach of legislation, criminal offences, contract breaches under the EU Cooperation Agreement, allegations of facilitating smuggling and reputational damage, including negative perceptions of our governance. Existence of illicit trade reduces our ability to reduce the health impact of our business, it undermines policies of state governments with respect to underage tobacco users and creates basis for inappropriate regulation. Geopolitical tensions Geopolitical tensions, civil unrest, economic policy changes, global health crises, terrorism and organised crime have the potential to disrupt the Group’s business in multiple markets. Time frame Strategic impact Key Stakeholders Short-/medium-term Quality Growth/Sustainable Future Society, Our people, Shareholders & Investors Impact Potential injury or loss of life, loss of assets and disruption to supply chains and normal business processes. Increased costs due to more complex supply chain and security arrangements and/or the cost of building new facilities or maintaining inefficient facilities. Lower volumes as a result of not being able to trade in a country. Higher taxes or other costs of doing business as a foreign company or the loss of assets as a result of nationalisation. Reputational damage, including negative perceptions of our governance and protection of our people and our sustainability credentials. Disruption to the supply chain impacts our ability to reduce the health impact of our business. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Group Principal Risks Group Principal Risks Continued 156

Tobacco, New Categories and other regulation interrupts growth strategy The enactment of, proposals for, or rumours of, regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products, and/or the lack of appropriate regulation for New Categories. Time frame Strategic impact Key Stakeholders Short-/medium-/long-term Quality Growth/Sustainable Future Consumers, Society, Shareholders & Investors Impact A lack of acceptance or rejection of Tobacco Harm Reduction as a tobacco control policy could prevent a balanced regulatory framework for New Categories. Restricted ability to sell and communicate New Categories could lead to failure of the harm reduction objective and loss of confidence in the Group’s sustainability performance. Lack of appropriate regulation and its enforcement or disproportionate regulations for New Categories, such as questionable regulatory classifications or total bans, that may not be science-based and/or risk-proportionate, may impact our opportunity for quality growth and affect our ability to develop and market a pipeline of new products. Reduced ability to make scientific claims, compete in future product categories and make new market entries. Inappropriate regulation may also increase the volume of illicit trade activity. Erosion of brand value through commoditisation and the inability to launch innovations may negatively affect our ability to generate value growth. Regulation with respect to bans or severe restrictions on menthol flavours, product design & features and nicotine levels may adversely impact individual brand portfolios. Reduced consumer acceptability of new product specifications, leading to consumers seeking alternatives in illegal markets or irresponsible operators exploiting regulatory loopholes. Shocks to share price on rumours of, or the announcement or enactment of, restrictive regulation (e.g. sales ban to future generations). Failure to deliver appropriate and proportionately costed Extended Producer Responsibility (EPR) schemes. Please refer to the to the description of the tobacco and nicotine regulatory regimes under which the Group’s businesses operate set out from page 436 Supply chain disruption Disruption to the global supply chain that may impact our ability to manufacture products or supply our consumers. Time frame Strategic impact Key Stakeholders Short-term Quality Growth/Sustainable Future/Dynamic Business Consumers, Our people, Shareholders & Investors Impact Disruption to the global supply chain may impact all aspects of our business and impede our ability to manufacture products and supply our consumers. Disruption to supply chain can lead to volume shortfalls and inability to supply markets, increased replacement or/and rebuild costs consequently leading to reduced profit and reputational damage. This may affect our ability to reinvest into New Categories and deliver our Tobacco Harm Reduction commitment. Loss of one or more key facilities or suppliers may cause loss of life and injuries. It may also lead to societal dislocation resulting in population migration and loss of key skills. Our supply chain could be negatively impacted by events arising from, but not limited to natural disasters, man-made accidents, cyber incidents. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 157

Risks continued Litigation Product liability, regulatory or other significant cases (including investigations or class action litigations) may be lost or settled resulting in a material loss or other consequence. Time frame Strategic impact Key Stakeholders Short-/medium-/long-term Quality Growth/Sustainable future Shareholders & Investors Impact Damages and fines, negative impact on reputation (including sustainability credentials), disruption and loss of focus on the business. Consolidated results of operations, cash flows and financial position could be materially affected by an unfavourable outcome or settlement of pending or future litigation, criminal prosecution or other contentious action, or by the costs associated with bringing proceedings or defending claims. Inability to sell products as a result of an injunction arising out of a patent infringement action against the Group may restrict growth plans and competitiveness. Potential share price impact. Sustainability-related litigation could also result in a reduction in the investor base due to sustainability and sustainability-related concerns. Please refer to note 31 on page 343 in the Notes on the Accounts for details of contingent liabilities applicable to the Group. Significant increases or structural changes in tobacco, nicotine and New Categories related taxes The Group is exposed to unexpected and/or significant increases or structural changes in tobacco, nicotine and New Categories related taxes in top markets. Time frame Strategic impact Key Stakeholders Short-/medium-/long-term Quality Growth/Sustainable Future Consumers, Society, Shareholders & Investors Impact Consumers reject the Group’s legitimate tax-paid products for products from illicit sources or cheaper alternatives. Reduced legal industry volumes. Reduced sales volume and/or portfolio erosion leading to inability to invest in, develop, commercialise and deliver New Category products. Partial absorption of excise increases leading to lower profitability. A disproportionate tax, which would be passed on to the consumer, could discourage consumer switching from FMC to reduced-risk products. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Group Principal Risks Group Principal Risks Continued 158

Inability to develop, commercialise and deliver the New Categories strategy Risk of not capitalising on the opportunities in developing and commercialising successful, safer and consumer-appealing innovations, which are backed by science. Time frame Strategic impact Key Stakeholders Short-/medium-/long-term Quality Growth/Sustainable Future/Dynamic Business Consumers, Society, Shareholders & Investors Impact Inability to continue to deliver Group financial results in line with shareholder and analyst expectations resulting in an adverse external perception to the Group Strategy and reputation. Potentially missed opportunities, unrecoverable costs and/or erosion of brand, with lower volumes and reduced profits. Reputational damage and recall costs may arise in the event of defective product design or manufacture. Loss of market share due to non-compliance of product portfolio with regulatory requirements or inability to engage on our science, leading to a negative shift in sentiment and confidence in Group products. Loss of investor confidence in sustainability performance. Inability to convince regulators and policymakers regarding the weight of scientific evidence assessment underpinning the harm reduction potential of New Categories products which could result in failure to deliver our corporate purpose of Building a Smokeless World. Disputed taxes, interest and penalties The Group may face significant financial penalties, including the payment of interest, in the event of an unfavourable ruling by a tax authority in a disputed area. Time frame Strategic impact Key Stakeholders Short-/medium-term Quality Growth/Sustainable Future Shareholders & Investors Impact Significant fines and potential legal penalties. Disruption and loss of focus on the business due to diversion of management time. Impact on liquidity, cashflow, profit and dividend. Injury, illness or death in the workplace The risk of injury, death or ill health to employees and those who work with the business is a fundamental concern of the Group and can have a significant effect on our operations. Time frame Strategic impact Key Stakeholders Short-term Quality Growth/Sustainable Future/Dynamic Business Our people Impact Serious injuries, ill health, disability or loss of life suffered by employees and the people who work with the Group. Exposure to civil and criminal liability and the risk of prosecution from enforcement bodies and the cost of associated legal costs, fines and/or penalties. Interruption of Group operations if issues are not addressed promptly. High staff turnover or difficulty recruiting employees if perceived to have a poor Environment, Health and Safety (EHS) record. Reputational damage to the Group and negative impact on our sustainability credentials. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 159

Risks continued Solvency and liquidity Liquidity (access to cash and sources of finance) is essential to maintaining the Group as a going concern in the short-term (liquidity) and medium-term (solvency). Time frame Strategic impact Key Stakeholders Short-/medium-term Quality Growth/Sustainable Future/Dynamic Business Shareholders & Investors Impact Inability to access the Group’s cash resources and to fund the business under the current capital structure resulting in missed strategic opportunities or inability to respond to threats. Decline in our creditworthiness and increased funding costs for the Group. Requirement to issue equity or seek new sources of capital. Reputational risk of failure to manage the financial risk profile of the business, resulting in an erosion of shareholder value reflected in an underperforming share price. Inability to mitigate accounting and economic exposures. Economic loss as a result of devaluation/revaluation of assets (including cash) valued or held in local currency, and additional costs as a result of paying premiums to obtain hard currency. Failure to appropriately engage with investors’ and lenders’ sustainability criteria and concerns may impact BAT’s counterparty availability, credit ratings, access to funding, or may result in an increase in the cost of funding. Exposure to the cannabis sector may lead to regulatory and legal risk, reputation and compliance issues restricting bank and/or investor access. Foreign exchange rates exposures The Group faces translational and transactional foreign exchange (FX) rate exposure for earnings/cash flows from its global businesses. Time frame Strategic impact Key Stakeholders Short-/medium-term Quality Growth/Dynamic Business Shareholders & Investors Impact Fluctuations in FX rates of key currencies against sterling introduce volatility in reported earnings per share (EPS), cash flow and the balance sheet driven by translation into sterling of our financial results and these exposures are not normally hedged. The dividend may be impacted if the payout ratio is not adjusted. Differences in translation between earnings and net debt may affect key ratios used by credit rating agencies. Volatility and/or increased costs in our business, due to transactional FX, may adversely impact financial performance. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Group Principal Risks Group Principal Risks Continued 160

Climate Change Direct and indirect adverse impacts associated with climate change. Time frame Strategic impact Key Stakeholders Short-/medium-/long-term Quality Growth/Sustainable Future Consumers, Society, Shareholders & Investors Impact Direct physical risks to BAT agricultural, manufacturing, operational and logistic processes may lead to reduced production capability, delays, volume shortfalls, disruption of energy supply (and other utilities) and business interruption. Extreme temperatures and weather events could be harmful for employees, creating health and safety risks. Failure to adequately manage supply chain risks associated with climate change may cause increased volatility in supply volume, quality or cost of raw materials and services necessary for the effective and efficient operation of BAT's business across its value chain. GHG emissions can indirectly increase costs. Failure to comply with evolving climate change-related regulations could result in punitive actions or loss of market access. Poor agency ratings associated with Climate Change risk, performance, mitigation, or adaptation could lead to reduced access to capital, increased cost of capital or impact the share price. In both 2024 and 2023, extreme weather events led to charges of £11 million (in 2024) related to machinery damage and £9 million (in 2023) in respect of the destruction of a warehouse and stock of tobacco leaf. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 161

Circular Economy Direct and indirect adverse impacts associated with the move towards a circular economy. Time frame Strategic impact Key Stakeholders Short-/medium-/long-term Quality Growth/Sustainable Future Consumers, Society, Shareholders & Investors Impact Punitive actions against the Group or inability to sell products in the top markets, due to failure to comply with evolving regulations and requirements relevant to business operations, products and supply chain, and reporting. Poor sustainability ratings by investors may lead to reduced access to capital, increased cost of capital or impact the share price. Reduction of market share and revenue, due to consumers having a reduced or negative perception of BAT and its products in comparison to its competitors, or of specific products/product categories overall. Inadequate waste management can increase negative public opinion of BAT, damage brand value and increase waste management costs. Inability to source, design and manufacture products that require sustainably sourced critical raw materials or materials that are affected by increased duties or tariffs. Increase in write-offs and early retirement of existing assets, resulting in additional cost. Negative impact upon the attraction, retention and motivation of skilled employees and contractors. Risks continued Cyber Security Inability of the organisation to defend against an intentional or unintentional action that results in loss of confidentiality, availability or integrity of systems and data. Time frame Strategic impact Key Stakeholders Short-/medium-/long-term Quality Growth/Sustainable Future/Dynamic Business Consumers, Society, Our People, Shareholders & Investors Impact Loss or theft of confidential business information, when used alone or in conjunction with any other available information reduces the impact of BAT business strategy, investments and commercial operations. Personal data breach incidents that result in the disclosure of personally identifiable data resulting in legal, reputational, and regulatory compliance impacts. Disruption to BAT’s business operations that impacts R&D facilities, manufacturing, distribution or technology services resulting in business interruption and/or impacts to health & safety. Inappropriate use of technology systems, including the use of AI- powered tools, to enable fraud, or theft of product, technology, or monetary resources. Loss of digital trust resulting in brand damage and a loss of consumer trust. A cyber incident experienced by a third-party partner or supplier resulting in business interruption, supply chain disruption, loss of company data or provides access or transmission of malicious activity from the supplier to BAT. Non-compliance with cybersecurity standards and system vulnerabilities can precipitate other Group principal risks. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Group Principal Risks Group Principal Risks Continued 162

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 163

This year, we have been proactive in articulating the Group's position on tobacco harm reduction (THR) to make a constructive and responsible contribution to the global debate on THR acceptance. Luc Jobin Chair Dear Shareholder, Our governance is geared to promoting debate, engagement and informed outcomes in several contexts; in the Boardroom, across the Group, and with our shareholders and other stakeholders. Whether it is transformation metrics, workplace perspectives, or scientific insights, through our governance we have sought to empower thoughtful communication with our key constituencies. The environment we operate in The Board has taken time to reflect on our current operating environment, how we expect this to evolve, and how we can demonstrate progress against our A Better TomorrowTM strategy and commitment to Building a Smokeless World. To this end, we launched new transformation metrics in October to support our stakeholders' understanding of the pace of our progress (discussed on page 184). Responsible capital allocation underpins our ability to deliver transformation. The Board actively oversaw the application of our capital allocation framework during the year, as highlighted on page 184. Within this, we authorised a new share buy-back programme, discussed on page 7, while maintaining focus on deleveraging. We continue to keep capital allocation under review and to evaluate opportunities to enhance financial flexibility, taking into account the evolving trading and regulatory environment. Workforce perspectives As a Board, we are keen to listen to the views of our colleagues across the Group. Of focus this year has been assessing how well our values are being communicated and embedded in our culture. As Directors, connecting directly with people at different levels across the organisation is a rewarding way to gauge how they are bringing our values to life. I was pleased to meet with colleagues across a number of markets and business units this year. Holly Keller Koeppel and Murray Kessler joined me at our U.S. market briefings in March, and the Board as a whole returned to the U.S. for our annual strategy meeting in the autumn. In May, I travelled to Poland with Karen Guerra, Darrell Thomas and Serpil Timuray to visit retail operations in Warsaw and our Digital Business Services Hub. Following this, Kandy Anand and V&eacute;ronique Laury joined Darrell and I in Japan for several events with the local team, including a marketing showcase on our evolving digital consumer experience. As part of all these market visits, Directors appreciated opportunities to listen to the perspectives of local colleagues, including through townhall meetings. I continue to be impressed by the people driving innovation across the Group, and their commitment to delivering our purpose in line with our values. You can read more about the Board's programme of market and site visits on page 174 and the Board's approach to engaging with our people across the Group on page 182. Shaping the landscape This year, we have been proactive in articulating the Group's position on tobacco harm reduction (THR) to make a constructive and responsible contribution to the global debate on THR acceptance. This proactivity is well illustrated by two key milestones. Firstly, the launch of a science and evidential case for THR in the form of ‘Omni™: Forward Thinking for a Smokeless World', a compendium of independent scientific studies, the Group's own research into innovations and examples of THR in action. This was followed by publication of our 'Commitment to Responsible Vaping Products', in which we communicate the actions we are taking as a responsible industry leader. Turning to engagement with our shareholders and investors, we conducted a full programme of engagement during the year, supplemented by focused engagement with shareholders on proposals for our new Directors' Remuneration Policy, to be presented at our upcoming Annual General Meeting. I have valued the opportunity to meet with a number of shareholders during the year and look forward to further dialogue with you ahead of our Annual General Meeting in April 2025. You can read more about how we engage with our stakeholders and take their views into account on pages 178 to 184. Delivery with Integrity Our Standards of Business Conduct (SoBC) express the high standards of integrity we are committed to upholding. Compliance with our SoBC and our legal obligations are mandatory requirements that all of our people must uphold and these are enshrined in our value of 'Do the right thing'. Ethical behaviour and rigorous adherence to compliance standards continue to be a core priority for the Group. We update our SoBC on a regular basis to take into account our stakeholders' expectations and the current regulatory environment. Our SoBC and Delivery with Integrity programme are discussed on pages 118 to 119. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Governance Chair’s Introduction on Governance 164

Board efficacy and diversity Ensuring we have the right capabilities in place to drive our strategy is a critical responsibility of the Board and essential to our sustainable success. I was delighted to welcome Soraya Benchikh to her role of Chief Financial Officer from 1 May 2024, completing the executive transition that commenced in 2023. With her extensive leadership and financial experience, Soraya has already proved herself a strong addition to our executive management team. I look forward to welcoming Uta Kemmerich-Keil, who will join the Board with effect from 17 February 2025 and I thank Murray Kessler for his contributions over his tenure, ahead of his retirement from the Board with effect from 17 February 2025. I also extend my thanks to Holly as our new Senior Independent Director, Darrell as our new Audit Committee Chair, and Kandy as our new Remuneration Committee Chair, for the speed at which they have taken up the reins of their new roles since their respective appointments to these positions in April 2024. Looking at the diversity of our Board overall, which our Nominations Committee has been mindful to develop, I am pleased to report that women currently represent 50% of the Board, and that 40% of our Directors are from an ethnic minority background. We continue our efforts to promote diversity in our executive management through active oversight of the development of our senior management pipeline and this will remain a key focus for the Nominations Committee and the Board in 2025. I have led an internal review of the effectiveness of our Board, its principal Committees and the Directors this year. Our Board has considered the outcomes of the annual review and we report on our conclusions on page 188. We consider that the Board continues to function effectively and we identified a set of focused actions for implementation in 2025 to continue to enhance our effectiveness. On behalf of the Board, I confirm that we consider that this Annual Report and Form 20-F is fair, balanced and understandable, and presents the information necessary to assess the Company’s position, performance, business model and strategy. Luc Jobin Chair Throughout the year ended 31 December 2024, we applied the Principles of the 2018 UK Corporate Governance Code (2018 Code). The Company was compliant with all provisions of the 2018 Code during the year. The Board considers that this Annual Report and Form 20-F, and notably this Governance section, provides the information shareholders need to evaluate how we have complied with our obligations under the 2018 Code. Pages noted opposite refer to particular discussion on the application of Principles of the 2018 Code in this Annual Report and Form 20-F. The 2018 Code is available at frc.org.uk. Disclosure guidance and transparency rules We comply with the Disclosure Guidance and Transparency Rules requirements for corporate governance statements by virtue of the information included in this section, together with the information contained in the Other Information section. U.S. corporate governance As a result of the listing of the Company’s American Depositary Shares (ADSs) on the NYSE, the Company is required to meet certain NYSE requirements relating to corporate governance matters. Certain exceptions to these requirements apply to the Company as a foreign private issuer. For details of the significant differences between the NYSE requirements and the Company’s practices, please see page 444. Board Leadership and Company Purpose Principle A. Long-Term Sustainable Success pages 2 to 152 and 164 to 188 B. Purpose, Values and Culture pages 2 to 10, 11 to 13, 38 to 39, 60 to 63, 110 to 112, 164 to 165, 173 to 175, 182 to 183, 188, 226 and 232 to 235 C. Resources and Control Framework pages 2 to 17, 155 to 163, 172 to 173, 177 and 194 to 204 D. Shareholder and Stakeholder Engagement pages 18 to 19, 111, 164, 178 to 184, 205 to 215, 226 and 232 to 235 E. Workforce Engagement, Policies, Practices pages 111, 116, 117 to 119, 173 to 175, 182 to 183, 226 and 232 to 235 Division of Responsibilities Principle F. Leadership of the Board pages 164 to 188 G. Board Composition and Division of Responsibilities pages 166 to 169, 172 and 185 to 186 H. Role and Commitment of Non-Executive Directors pages 166 to 169, 185 to 186 and 189 to 190 I. Board Support pages 186 to 187 Composition, Succession, Evaluation Principle J. Board Appointments, Succession and Diversity pages 166 to 169, 177 and 189 to 193 K. Board Skills and Experience pages 166 to 169 and 189 to 190 L. Board Performance Review pages 187 to 188 Audit, Risk, Internal Control Principle M. Internal and External Audit Functions pages 201 to 204 N. Fair, Balanced and Understandable Assessment pages 199 and 247 O. Risk Management and Internal Controls pages 155 to 163, 177, 194 to 204 and 445 Remuneration Principle P. Remuneration Policies and Practices pages 205 to 246 Q. Development of Policy on Remuneration pages 205 to 226, 232 to 246 R. Judgement and Discretion pages 205 to 246 For reference, we prepare a separate voluntary annual compliance report by reference to each Principle and Provision of the 2018 Code, available at bat.com/ governance + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 165

Luc Jobin Chair (65) Nationality: Canadian Appointed: Chair since April 2021; Non- Executive Director since July 2017 Experience: Luc was President and Chief Executive Officer of Canadian National Railway Company from July 2016 until March 2018, having served as Executive Vice President and Chief Financial Officer since 2009. Previously, he was Executive Vice President of Power Corporation of Canada (an international financial services company) from 2005 to 2009. Luc was Chief Executive Officer of Imperial Tobacco Canada from 2003 to 2005 and Executive Vice President and Chief Financial Officer from 1998 to 2003. Luc previously served as an independent Non-Executive Director of Reynolds American Inc. from 2008 until its acquisition by the Group Relevant skills and contribution to the Board: Luc brings significant financial, regulatory and M&A experience to the Board, together with extensive North American knowledge and experience of enterprise transformation and consumer and customer businesses External appointments: No external appointments Balance of Non-Executive Directors and Executive Directors Chair 1 Executive Directors 2 Independent Non-Executive Directors 7 Tadeu Marroco Chief Executive (58) Nationality: Brazilian Appointed: Chief Executive since May 2023; Director since August 2019 Experience: Tadeu joined the Group in 1992 and joined the Management Board as Director, Business Development in 2014. He later became Regional Director, Western Europe in 2016, and Regional Director, Europe and North Africa in January 2018. He became Director, Group Transformation in January 2019 and, in addition to this role, he was appointed Deputy Finance Director in March 2019 and joined the Main Board as Finance and Transformation Director in August 2019. He was appointed Chief Executive in May 2023 Relevant skills and contribution to the Board: Tadeu brings significant management, innovation, and strategic leadership to the Board gained in various regional, global finance and general leadership roles across the Group. This enables him to effectively lead the Group and deliver our ambition to build a smokeless world and create A Better TomorrowTM External appointments: No external appointments Length of tenure of Non-Executive Directors 0–3 Years 4 4–6 Years 2 7+ Years 2 Soraya Benchikh Chief Financial Officer (55) Nationality: French Appointed: Chief Financial Officer; Director since May 2024 Experience: Soraya joined the Board on 1 May 2024 as Chief Financial Officer. She was previously with BAT from 1998 to 2020, where she held a variety of executive roles including Finance Director in France and CEO of the Eastern and Southern Africa region. Immediately prior to re-joining, Soraya had been President, Europe at Diageo plc since January 2023, having joined Diageo in July 2020 as Managing Director for Northern Europe. Earlier in her career, Soraya worked in finance roles at General Electric and Gillette Relevant skills and contribution to the Board: Soraya brings extensive experience gained in various regional, global finance and general leadership roles across the FMCG sector and within the BAT Group External appointments: No external appointments Nationality of Directors American 4 Canadian 1 Brazilian 1 French 2 British 1 Turkish/British 1 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Governance Board of Directors As at 12 February 2025 166

Holly Keller Koeppel Senior Independent Director (66) Nationality: American Appointed: Senior Independent Director since April 2024; Non-Executive Director since July 2017 Experience: Up until April 2018, Holly was a Senior Advisor to Corsair Capital LLC, where she had previously served as Managing Partner and Co-Head of Infrastructure from 2015 until her retirement in 2017. From 2010 to 2015, she served as Co-Head of Citi Infrastructure Investors. Prior to 2010, she held financial and executive management roles with Consolidated Natural Gas Company and American Electric Power Company, Inc. (AEP), ultimately serving as Chief Financial Officer of AEP. Holly previously served as an independent Non- Executive Director of Reynolds American Inc. from 2008 until its acquisition by the Group, and as an independent Non- Executive Director of Vesuvius plc Relevant skills and contribution to the Board: Holly’s extensive international operational and financial management experience in a range of industry sectors enables her to make important contributions to the Board External appointments: Senior Independent Director and Chair of Audit Committee of Flutter Entertainment plc; Director and Chair of the Financial Audit Committee of AES Corporation; and Director and Chair of the Governance and Sustainability Committee of Arch Resources Inc. Directors’ gender balance Male 5 Female 5 Krishnan (Kandy) Anand Non-Executive Director (67) Nationality: American Appointed: February 2022 Experience: Kandy previously held several senior positions at Molson Coors Brewing Company, including Chief Growth Officer, CEO of Molson Coors International and Head of Strategy, M&A and Transformation. He also held senior positions at the Coca-Cola Company, including President, Coca-Cola Philippines and Vice President, Global Commercial Leadership. Prior to joining Coca-Cola, Kandy held several senior marketing leadership positions at Unilever plc. Kandy previously served on the boards of Popeyes Louisiana Kitchen Inc. and Empower Acquisition Company Relevant skills and contribution to the Board: Kandy brings notable international experience to the Board, particularly in the marketing and consumer goods sectors External appointments: Director of Wingstop Inc.; Chief Executive Officer of Igniting Business Growth L.L.C.; and Chairman and Chief Executive Officer of Igniting Consumer Growth Acquisition Co. Directors’ ethnicity balance Ethnic minority background1 4 White 6 Audit Committee Nominations Committee Remuneration Committee Committee Chair Executive Director Non-Executive Director Note: 1. Applying UK Office for National Statistics ethnicity categories of: Asian; Black; Mixed/Multiple Ethnic Groups; Other Non-White Ethnic Group, in alignment with the UK Listing Rules. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 167

Karen Guerra Non-Executive Director (68) Nationality: British Appointed: September 2020 Experience: Karen has held a variety of executive roles, including President and Director General of Colgate Palmolive France, and Chair and Managing Director of Colgate Palmolive UK Limited. She was formerly a Non-Executive Director of RS Group plc (formerly Electrocomponents p.l.c.), Davide Campari-Milano S.p.A., Paysafe PLC, Inchcape PLC, Samlerhuset BV, Swedish Match AB and Amcor p.l.c. (formerly Amcor Limited) Relevant skills and contribution to the Board: Karen brings valuable international experience, particularly in marketing, sales and consumer goods insight, to the Board External appointments: No external appointments Attendance at Board meetings in 2024 Notes: 1. Number of meetings in 2024: The Board held eight meetings in 2024, three of which were ad hoc, to review: patents matters; the proposal to dispose of part of the Group's investment held in ITC Limited and initiate a share buy-back programme; and an update on the status of certain litigation matters. 2. (a) V&eacute;ronique Laury did not attend the ad hoc meetings in January and June 2024 convened at short notice due to prior commitments; (b) Sue Farr did not attend the ad hoc meetings in January and March 2024 convened at short notice due to prior commitments; and (c) Dimitri Panayotopoulos did not attend the ad hoc meeting in March 2024 due to illness. 3. Composition: The Board of Directors is shown as at the date of this Annual Report and Form 20-F; (a) Soraya Benchikh joined the Board with effect from 1 May 2024 on her appointment as Chief Financial Officer; (b) Sue Farr and Dimitri Panayotopoulos stepped down from the Board with effect from the conclusion of the AGM on 24 April 2024; (c) Murray Kessler will step down from the Board with effect from 17 February 2025. 4. Number of meetings in 2025: Five Board meetings are scheduled for 2025, with ad hoc meetings convened as may be required. Attended/Eligible to attend1 Name Director since Meetings4 Luc Jobin 2017 8/8 Tadeu Marroco 2019 8/8 Soraya Benchikh3(a) 2024 4/4 Kandy Anand 2022 8/8 Karen Guerra 2020 8/8 Holly Keller Koeppel 2017 8/8 Murray S. Kessler3(c) 2023 8/8 V&eacute;ronique Laury2(a) 2022 6/8 Darrell Thomas 2020 8/8 Serpil Timuray 2023 8/8 Sue Farr2(b)3(b) 2015 - 2024 2/4 Dimitri Panayotopoulos2(c)3(b) 2015 - 2024 3/4 Murray S. Kessler Non-Executive Director (65) Nationality: American Appointed: November 2023 Experience: Murray previously held several senior positions, including Chief Executive, President and Board Member of Perrigo plc, President, Chief Executive Officer & Chairman of the Board of Lorillard Tobacco Co., Vice Chair of Altria Group, Inc. and President, Chief Executive Officer & Chairman of the Board of UST LLC. Prior to joining UST, Murray had a twelve-year career with Campbell Soup Company, having served as Vice President of Sales and Marketing, General Manager of the Swanson Division of Campbell Soup and other leadership roles Relevant skills and contribution to the Board: Murray utilises considerable international experience in his contributions to the Board, particularly in growing consumer product companies and managing regulated businesses External appointments: Chief Executive Officer of Wellington International LLC Murray S. Kessler will step down from the Board with effect from 17 February 2025 and will not be proposed for re-election at the Company’s 2025 Annual General Meeting V&eacute;ronique Laury Non-Executive Director (59) Nationality: French Appointed: September 2022 Experience: Over the course of her career, V&eacute;ronique has held several leadership roles. From September 2014 to September 2019, she was Chief Executive Officer of Kingfisher plc, an international home improvement company across Europe operating under several brands including B&Q, Castorama, Brico D&eacute;p&ocirc;t, Screwfix and Ko&ccedil;taş. She spent over 16 years at Kingfisher and during her tenure she also served as Chief Executive Officer and Commercial Director at both B&Q and Castorama. V&eacute;ronique previously served on the Board of WeWork Inc. Relevant skills and contribution to the Board: V&eacute;ronique brings extensive international consumer goods, strategic, transformation and digital experience to the Board External appointments: Board member of Sodexo SA; Inter IKEA Holding B.V.; Eczacıbaşı Holding Company; and Soci&eacute;t&eacute; Bic S.A. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Governance Board of Directors Continued 168

Darrell Thomas Non-Executive Director (64) Nationality: American Appointed: December 2020 Experience: Most recently, Darrell served as Vice President and Treasurer for Harley-Davidson, Inc., a position which he held from June 2010 to April 2022, having previously held several senior finance positions, including Interim Chief Financial Officer for Harley-Davidson, Inc., Chief Financial Officer for Harley Davidson Financial Services, Inc. and Vice President and Assistant Treasurer, PepsiCo, Inc.. Prior to joining PepsiCo, Inc. Darrell had a 19-year career in banking with Commerzbank Securities, Swiss Re New Markets, ABN Amro Bank and Citicorp/ Citibank where he held various capital markets and corporate finance roles. Darrell was previously an Independent Director of Pitney Bowes Inc. Relevant skills and contribution to the Board: Darrell brings valuable international experience to the Board, particularly in finance and treasury, in addition to his extensive operational and management skills and knowledge of capital markets External appointments: Non-Executive Director of Vontier Corporation; Independent Director of Dorman Products Inc.; Non-Executive Director of Scotia Holdings (US) Inc.; and Member of the Finance Committee of Sojourner Family Peace Center, Inc. Serpil Timuray Non-Executive Director (55) Nationality: Turkish/British Appointed: December 2023 Experience: Serpil has carried out a number of executive roles, including her current role as CEO of Vodafone Investments and a member of Vodafone Group's Executive Committee (Serpil will leave Vodafone at the end of June 2025). Serpil's former roles on Vodafone Group's Executive Committee include CEO of Europe Cluster, Group Chief Commercial Operations and Strategy Officer, and Regional CEO of AMAP (Africa, Middle East, Asia-Pacific). She joined Vodafone in 2009, as CEO of Vodafone Turkey. Prior to joining Vodafone she spent 10 years at Danone, latterly as the CEO of Danone Dairy Turkey. She began her career in 1991 at Procter & Gamble, where she held several marketing roles for eight years and latterly as a member of the Executive Committee in T&uuml;rkiye. She was previously an independent Non-Executive Director of Danone Group Plc from 2015 to 2023 and the Chair of the Corporate Social Responsibility Committee Relevant skills and contribution to the Board: Serpil brings extensive operational, strategy and marketing experience to the Board, drawn from roles in large companies operating in the technology and fast-moving consumer goods sectors External appointments: CEO of Vodafone Investments; and Non- Executive Director of TPG Telecom Plc Audit Committee Nominations Committee Remuneration Committee Committee Chair Executive Director Non-Executive Director Note: Effective 17 February 2025, Uta Kemmerich-Keil will be appointed as an independent Non-Executive Director and member of the Audit and Nominations Committees, and Murray S. Kessler will step down from the Board. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 169

Tadeu Marroco Chief Executive (58) Nationality: Brazilian Tadeu joined the Group in 1992 and joined the Management Board as Director, Business Development in 2014. He later became Regional Director, Western Europe in 2016, and Regional Director, Europe and North Africa in January 2018. He became Director, Group Transformation in January 2019 and, in addition to this role, he was appointed Deputy Finance Director in March 2019 and joined the Main Board as Finance and Transformation Director in August 2019. He was appointed Chief Executive in May 2023 For full biographies for Tadeu and Soraya are set out on page 166 + Soraya Benchikh Chief Financial Officer (55) Nationality: French Soraya joined the Board on 1 May 2024 as Chief Financial Officer. She was previously with BAT from 1998 to 2020, where she held a variety of executive roles including Finance Director in France and CEO of the Eastern and Southern Africa region. Immediately prior to re- joining, Soraya had been President, Europe at Diageo plc since January 2023, having joined Diageo in July 2020 as Managing Director for Northern Europe. Earlier in her career, Soraya worked in finance roles at General Electric and Gillette Luciano Comin Chief Marketing Officer (55) Nationality: Italian/Argentinian Luciano became Chief Marketing Officer in September 2024, having previously held various roles on the Management Board, including Regional Director, Americas and Sub-Saharan Africa from January 2019 to January 2023, Marketing Director, Combustibles from January 2023 to July 2023, and Marketing Director, Combustibles & New Categories from July 2023 to September 2024. Luciano joined the Group in 1992 and held various senior marketing roles, including Regional Marketing Manager for Western Europe and Regional Head of Marketing, Americas and Sub-Saharan Africa Jerome Abelman Director, Legal and General Counsel (61) Nationality: American Jerome was appointed Director, Legal and General Counsel in September 2023, after joining the Management Board as Director, Corporate and Regulatory Affairs in January 2015. In May 2015, he became General Counsel and Director, Legal & External Affairs. He served as a Director on the Board of Reynolds American Inc. from February 2016 until July 2017 Michael Dijanosic Regional Director, Asia-Pacific, Middle East and Africa (53) Nationality: Australian Michael became Regional Director, Asia-Pacific, Middle East and Africa in April 2023, having joined the Management Board on 1 September 2020 in the role of Regional Director, Asia-Pacific and Middle East. Previously, he was Area Director for Asia-Pacific and Global Travel Retail. Michael joined the Group in 1999 and has held several senior roles in the Group including General Manager (Papua New Guinea and Cambodia) and Regional Manager, Asia-Pacific James Barrett Director, Business Development (50) Nationality: British James joined the Management Board as Director, Business Development in September 2023. He has been with BAT since 1996, having joined as a Management Trainee and has taken various senior roles in finance, including a number of finance directorships globally, Group Finance Controller, Head of M&A and most recently as Consumer Director, Beyond Nicotine Javed Iqbal Director, Digital and Information (52) Nationality: Pakistani Javed joined the Management Board as Director, Digital and Information in April 2022. He joined the Group as a Management Trainee, Finance in 1996 and has previously held a number of senior roles, most recently Area Director for Middle East, South Asia and North Africa. Between May 2023 and April 2024, he also served as Interim Finance Director BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Governance Management Board As at 12 February 2025 170

Zafar Khan Director, Operations (52) Nationality: Pakistani Zafar joined the Management Board as Director, Operations in February 2021. In July 2023, New Categories R&D was made part of operations with teams based in multiple geographies including China. This brought the full product life cycle management under Zafar's responsibility. Previously, he was Group Head of New Categories Operations. Zafar joined BAT in 1996 and has held senior roles in the Group, including Regional Head of Operations Asia Pacific & Middle East, Group Head of Plan, Service & Logistics, Regional Head of Plan and Service for Western Europe and Head of Operations, Bangladesh Dr James Murphy Director, Research and Science (49) Nationality: Irish James was appointed Director, Research and Science in March 2023, having joined the Management Board in February 2023. He has been with the Group for more than 19 years in various senior roles in the Group, including EVP U.S. Scientific Research & Development based in the U.S., as well as Group Head of PRRP Science and Regional Product Manager for Americas and Sub-Saharan Africa Dr Cora Koppe-Stahrenberg Chief People Officer (59) Nationality: German Cora joined the Management Board as Chief People Officer in November 2023. Immediately prior to joining BAT, she was Global Head of Human Resources at Fresenius Medical Care, a publicly listed global healthcare company. Previously she held senior HR leadership roles at various multinational companies across the financial services sector Johan Vandermeulen Chief Operating Officer (57) Nationality: Belgian Johan was appointed as the Group’s Chief Operating Officer in July 2023. Johan joined the Management Board in 2014 as Regional Director for Eastern Europe, Middle East and Africa, then became Regional Director, Asia-Pacific and Middle East in January 2018. He has been with the Group for more than 30 years and his previous roles include General Manager in Russia and T&uuml;rkiye and Global Brand Director for the Kent brand Paul McCrory Director, Corporate and Regulatory Affairs (52) Nationality: Irish Paul joined the Management Board as Director, Corporate and Regulatory Affairs in September 2023. He has been with BAT since 2006. His previous roles include Head of Commercial Legal and Assistant General Counsel Corporate and Group Company Secretary David Waterfield President and CEO, Reynolds American Inc. (52) Nationality: British David joined the Management Board as President and CEO of Reynolds American Inc. in July 2023. His previous roles include being Area Director for Western Europe and Head of International Brand Group, having joined the Group in 1998 Fred Monteiro Regional Director, Americas & Europe (58) Nationality: Brazilian Fred joined the Management Board in April 2023 as Regional Director for the Americas & Europe. His previous roles include being Area Director for Central Europe South and General Manager of BAT Japan, having initially joined the Group in 1987 Kingsley Wheaton Chief Corporate Officer (52) Nationality: British Kingsley was appointed Chief Corporate Officer in September 2024. He joined the Management Board in 2012 and has held various roles since then – most recently as Chief Strategy & Growth Officer. He joined the Group in 1996 and has held various senior marketing positions, including Managing Director, Next Generation Products, Regional Director, Americas and Sub-Saharan Africa, Chief Marketing Officer and Chief Growth Officer BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 171

Our Board Primary Board responsibilities include: – Group strategy (including sustainability) and ensuring resources are in place to meet objectives – Setting Group performance objectives and monitoring performance – Group budget – Effective risk management and internal control framework – Periodic financial reporting – Annual Report & Accounts and Form 20-F approval – Dividend policy (including declaration of dividends) and returns to shareholders – Significant investments, disposals, corporate financing and other corporate activities – Board, Management Board and Company Secretary appointments and succession planning – Establishing appropriate systems of corporate governance within the Group – Group policies – Effective engagement with shareholders, our workforce and wider stakeholders – Assessing and monitoring culture and its alignment with Group purpose, values and strategy – Ensuring workplace policies and practices align with values and support sustainable success – Monitoring compliance with the Standards of Business Conducts and review of Speak Up channels and reports arising – Considering annual review of Board performance and effectiveness The statement of matters reserved for the Board is available at bat.com/governance Read more on our Board oversight of M&A transactions on page 390+ + Board Committees Audit Committee Nominations Committee Remuneration Committee Monitors the integrity of financial reporting and consistency of accounting policies; risk management and internal control framework; assurance of sustainability metrics; independence and effectiveness of the external auditors; and effectiveness of the internal audit function. Reviews the structure, size and composition of the Board, Board Committees and Management Board; recommends Board, its Committees and Management Board appointments; oversees development of the executive talent pipeline; and implements the Board Diversity & Inclusion Policy. Establishes the Directors’ Remuneration Policy; determines remuneration for the Chair and Executive Directors; sets remuneration for Management Board members and the Company Secretary; and sets and determines performance against targets for incentive schemes. See page 194 for role and activities Terms of reference at bat.com/governance See page 189 for role and activities Terms of reference at bat.com/governance See page 244 for role and activities Terms of reference at bat.com/governance+ + + The Board has three principal Board Committees to which it has delegated certain responsibilities. The roles, memberships and activities of these Committees are described in their individual reports in this section. Each Committee has its own terms of reference, available at bat.com/governance. These are regularly reviewed and updated where necessary, with revisions most recently introduced in 2024 as discussed on page 173. Following each Committee meeting, the Chair of each Committee provides a full briefing to the Board, including on decisions made and key matters discussed. Copies of the minutes of all Committee meetings are circulated to all Board members to the extent appropriate. Directors that are unable to attend Board or Committee meetings have the opportunity to provide their comments to the Chair in advance of the meeting. Management Board Management Board structure, role and responsibilities are discussed on page 173. Delegation of Authorities: The Board delegates certain authorities to executive management through the Group Statement of Delegated Authorities to enable effective delivery of Group strategy (see page 173) + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Board Leadership and Purpose Governance Framework An overview of our governance framework is set out below. There is a clear and effective division of responsibility established between our Board, its Committees and operational management. 172

Board Leadership The Board is collectively responsible to our shareholders for the long-term sustainable success of the Company and for the Group’s strategic direction, purpose, values and governance. The Board provides the leadership necessary for the Group to meet its business objectives within an appropriate framework for risk management and internal control. The Board is also responsible for ensuring the Group has an effective executive leadership team in place to execute the Group's strategy. The Board maintains oversight of the Group's operations, performance, governance, internal controls and compliance with regulatory obligations. The Board’s primary responsibilities are summarised on page 172. Matters reserved to the Board bat.com/governance+ Board activities The Board has a comprehensive annual schedule of meetings to review the Group’s strategy and monitor performance against each strategic pillar and overall across the Group’s business model. The Chair sets structured meeting agendas in consultation with the Chief Executive and the Company Secretary. The Board’s strategic priorities for 2024 are identified within the key performance indicators set out on page 10. Its key activities during the year are set out on pages 176 to 177. As part of the Board meeting in September 2024 convened in the U.S. over four days, the Board held strategy sessions with members of executive management to assess the Group's strategy and long- term growth opportunities, strategic priorities, the competitive environment, progress on key initiatives, and key challenges, risks and mitigation plans. The Board's consideration of stakeholder interests and sustainability (including environmental and social matters) is embedded across Board decision-making, strategy development and risk assessment on an ongoing basis. Examples of principal decisions made by the Board during the year, and consideration given to the long-term consequences of decisions, stakeholder interests, the impact of operations on the environment and corporate reputation in those contexts, are discussed on page 184. Luc Jobin attending a discussion forum with colleagues at a U.S. market briefing held in March 2024 in North Carolina, U.S. How our governance framework supports our strategy An overview of our governance framework, including the structure of the Board and its principal Committees, is set out on page 172. Certain key decisions and matters are reserved for the Board and are not delegated to any Committees or executive management. In 2024, the Board adopted an updated corporate governance framework, including revised terms of reference for its Committees, ahead of the introduction of the 2024 UK Corporate Governance Code (2024 Code) as it applies to the Company from January 2025. As part of our internal control framework, the Board has delegated certain oversight authorities to executive management through the Group Statement of Delegated Authorities (SoDA) to enable effective delivery of our strategy. Our SoDA is designed to empower management at the right level of our organisation and promote accountability and ownership. Overseeing the implementation of the Group strategy through our SoDA is one of the ways that the Board promotes robust corporate governance, risk management and internal controls across the Group. Our SoDA also supports our Board members in managing their responsibility for promoting the success of the Company, in accordance with their directors’ duties. Our SoDA was revised in 2024, including to reflect changes to the structure of the Management Board and facilitate oversight of Group position statements. Holly Keller Koeppel speaking with colleagues at a discussion forum with colleagues at a U.S. market briefing held in March 2024 in North Carolina, U.S. Management Board The Management Board is responsible for overseeing the implementation of Group strategy and policies set by the Board, and creating the framework for Group subsidiaries’ day-to-day operations. Primary responsibilities of the Management Board include: – Monitoring Group operating performance and ensuring Group, regional and functional strategies and resources are effective and aligned. – Developing Group strategy for the Group’s product portfolio for approval by the Board. – Promoting our values and their effective embedment across the organisation. – Managing the central functions and overseeing the management and development of Group talent. Management Board structure The Management Board is chaired by the Chief Executive and comprises the Executive Directors and 13 senior executives whose names and roles are described on pages 170 to 171. On 1 May 2024, Soraya Benchikh joined the Management Board as Chief Financial Officer. On 17 September 2024, Kingsley Wheaton was appointed to the new role of Chief Corporate Officer with responsibility for the strategy and execution of the Group’s Sustainable Future strategic pillar and Luciano Comin was appointed to the role of Chief Marketing Officer as we continue to grow our Smokeless New Categories products. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Board Leadership 173

Our Purpose and Values Our values act as a clear and authentic guide to shape our culture and behaviours. They underpin our purpose for A Better Tomorrow™ and our ambition to build a Smokeless World. Through our values, we strive to empower our people and foster an exciting, rewarding workplace. All our people have a responsibility to live our values through their behaviour, decision making and everyday interactions with each other. Our values have a clear connection with our strategy and purpose, emphasising diversity and inclusion; empowerment and collaboration; and organisational agility, to deliver sustainable growth. The refreshed statement of our values was endorsed by the Board in 2023 in the context of evolution of the Group's strategy. It was created taking into account insights shared by our people across the Group. An overview of the Board's approach to assessing the culture of the organisation and how our values are embedded follows below. Read more about our values on page 38+ Read more about our purpose on page 12 + Delivering with integrity How we execute our strategy is as important as its delivery. Our values emphasise doing the right thing, which encompasses acting with integrity, considering our impact on society and thoughtfulness in decision making. It is critical to the Group’s long-term success that all our people act with high standards of integrity. We articulate this through our Group Standards of Business Conduct (SoBC). Compliance with our SoBC, in letter and spirit, is mandatory for all our people worldwide. Our SoBC is regularly reviewed and updated. A revised edition of our SoBC was introduced in January 2024 (discussed on page 116), supported by an awareness campaign across the organisation. SoBC compliance was reinforced at the end of the year through training wrapped into our SoBC sign-off process across the Group, with a focus on promoting an inclusive and respectful workplace. Our SoBC includes our Lobbying and Engagement policy, which makes clear that all our engagement activities with governments, regulators and other external stakeholders must be conducted in a principled manner, with transparency and integrity. It also includes our Speak Up policy, reflecting the Speak Up channels we make available for raising any concerns in confidence (anonymously if preferred) and without fear of reprisal. The Audit Committee monitors SoBC allegations reported during the year, and it reports to the Board to enable Board oversight of any behaviour falling short of our standards and corrective actions taken. Read more about our commitment to delivery with integrity and our Group Standards of Business Conduct on pages 118 to 119+ Shaping and Overseeing Culture The Board oversees and monitors our culture to enable the Board to be satisfied that it aligns with the Group's purpose, values and strategy, and is reflected consistently in our workplace policies and practices. The Board supports our executive management team in promoting our values in every area of our business. The Board assessed the Group’s culture in a range of contexts throughout the year, including through workforce engagement. Primary indicators used by the Board to gauge organisational culture and examples of the Board’s oversight in 2024 are set out below. The effectiveness of the Board's oversight of culture is considered as part of the annual review of Board effectiveness and performance (see pages 187 to 188). Connecting directly with our people Our Directors participate in visits to markets and operational sites during the year. These opportunities provide an important lens through which Directors can assess organisational culture in context. Directors' visits are structured to allow for informal opportunities for them to hear directly from colleagues at different levels of the business and take an on-the-ground pulse check of our corporate culture. In March 2024, Luc Jobin, Murray Kessler and Holly Keller Koeppel attended a market briefing in North Carolina, U.S. to hear first hand from business colleagues about the growth of New Categories in the U.S., digital strategy and consumer engagement, operations initiatives, regulatory developments, and how the U.S. business is fostering talent and embedding our values. Karen Guerra, Darrell Thomas and Serpil Timuray joined Luc to tour Group operations in Poland in May 2024. Their trip included a visit to retail locations to see local trade marketing operations in Warsaw, a town hall session with colleagues from our Central Europe business unit, and a showcase of key capabilities at our Digital Business Services Hub in Warsaw with frontline teams delivering digital transformation initiatives. Luc Jobin with Karen Guerra, Darrell Thomas and colleagues on a market visit to Warsaw, Poland in May 2024 In September 2024, Kandy Anand and V&eacute;ronique Laury with Luc and Darrell attended a market visit in Japan to learn more about the APMEA North business unit, the consumer landscape and how colleagues apply our values. Their visit also included a marketing digital showcase and a fireside chat with local team members. Our Chief Executive, Tadeu Marroco, and our Chief Financial Officer, Soraya Benchikh, attended a series of market and site visits during the year to engage with colleagues across the regions, discussing topics including strategic objectives, business performance and embedding our values. Tadeu's agenda included visits to Italy, Croatia, Brazil, South Africa, Japan, the U.S., and our Innovation Centres in Shenzhen, China and Southampton, UK. Soraya's agenda included visits to Japan, South Korea, the U.S., Canada, China and France. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Board Leadership and Purpose Values and Culture 174

Understanding workforce feedback and perspectives Insights from a range of engagement channels, including direct interaction and through our employee listening framework (including employee surveys and employee focus group feedback) support the Directors' understanding of the views and sentiments of our people and oversight of organisational culture. Through our new employee listening framework, our Your Voice Engagement survey is now conducted on an annual basis. It includes questions to gather feedback on employees' commitment to achieving goals, their sense of energy and motivation and their views on opportunities for improvement. In December 2024, the Board considered the findings of the Your Voice Engagement survey and action areas identified, reviewed on pages 182 to 183. Further discussion of how our Board engages with our people through our workforce engagement channels, and is kept informed of their interests and perspectives, is set out on pages 182 to 183 and 235. Kandy Anand participating in a marketing digital showcase with colleagues in Tokyo, Japan in September 2024 Oversight of Group reward frameworks In 2024, the Remuneration Committee reviewed the design principles and operation of elements of executive management and wider workforce performance and reward frameworks, and their alignment with the Group's strategy and values. In this context, the Committee developed proposals for the 2025 Directors' Remuneration Policy (set out at pages 205 to 226) and also considered initiatives to enhance the alignment of the reward framework for senior management with the strategic ambitions of our people strategy and delivery in line with our values through updates to incentive schemes (discussed at page 245). Oversight of business integrity and compliance During the year, the Audit Committee received regular reports from the Group Head of Internal Audit on the outcomes of internal audits conducted in 2024 and action plans agreed with management where areas for improvement were identified. The Audit Committee also reviewed regular reports from the Group Head of Business Integrity & Compliance on the Group's Delivery with Integrity programme, compliance with the SoBC and reports from Speak Up channels, and reported to the Board on these topics. Note: 1. Score is benchmarked against our global comparator group for Fast Moving Consumer Goods (FMCG) companies. Staying informed During the year, the Board regularly discussed organisational culture with the Chief Executive and executive management, including through reports from the Chief Executive and the Chief People Officer provided at Board meetings. Additionally, the Director, Operations, reported to the Board twice during the year on workforce health and safety standards and performance, including progress towards zero accident site targets and solutions adopted to enhance vehicle and driver safety standards and reinforce a safe driving culture. In 2024, the Board endorsed the introduction of our new people strategy and reviewed progress of key initiatives mapped to the strategic intentions of that strategy, including values activation through comprehensive 'Embedding our Values' activities across the Group and the introduction of an employee listening framework to augment the effectiveness of existing workforce engagement channels across the Group (discussed at pages 182 to 183). Acting on culture insights As part of the Board's consideration of culture across the organisation, in October 2024, the Board reviewed the outcomes of the values activation survey conducted during 2024. This survey was designed to act as a 'pulse-check' of awareness of our values across the Group, how these are currently demonstrated by people across our organisation and the depth of commitment to embodying them in future. Over 6,000 of our people across a balanced cross-section of the Group's regions and functions participated in this survey. Findings overall indicated a high awareness of our values and that there is strong and consistent belief in bringing our values to life across all levels of the organisation. For example, 94% of participants indicated their full support of our values (+3ppt compared to FMCG comparator1). Findings also indicated opportunities to better embed our value of 'Empowered through trust'. Taking into account the outcomes of the values activation survey and input from employee focus groups to discuss pressure points, the Board discussed opportunities identified to further promote appropriate empowerment of management at the right levels within the organisation to enhance organisational effectiveness. As an outcome, several action areas were identified for implementation, facilitated by the Chief People Officer and through further consultation with employee focus groups. The Board will continue to assess the effectiveness with which our values are embedded through 2025. Luc Jobin with colleagues visiting trade marketing operations in Warsaw, Poland in May 2024 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 175

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Board Leadership and Purpose Board Activities in 2024 176 Quality Growth Focus areas for the Board included: – Oversight of the marketing strategic leadership agenda for the Group's product portfolios, deployment through market archetypes and approach to consumer and customer engagement. – Oversight of a global settlement with Philip Morris International Inc. that resolved all ongoing patent infringement litigation with the Group related to Heated Products and Vapour products. Managed Combustible Transition – Reviewing combustibles performance at Group, regional and top market levels against strategy and key performance indicators, including revenue and value share growth. – Reviewing combustibles industry outlook, trading environment and competitor landscape from global and regional perspectives. – Reviewing the approach to driving value from combustibles to fund New Categories investment, including through portfolio complexity reduction, revenue growth management and marketing spend efficiency. – Reviewing developments in regulation of combustible products, with focus on the regulation of menthol and flavours in the U.S. and plastic waste. Beyond Nicotine Foundations – Oversight of strategy to develop future sustainable growth opportunities for the Group beyond nicotine in the Wellbeing and Stimulation category. – Reviewing progress of the Ryde: functional shots pilots in Australia and Canada and the U.S. commercial test. Sustainable Future Focus areas for the Board included: Tobacco Harm Reduction Acceptance – Oversight of the Group's approach to accelerating tobacco harm reduction (THR) acceptance through scientific research and advocacy, including launch of Omni™ (discussed on page 180) and embedding THR understanding through the organisation. – Monitoring engagement with scientific and public health stakeholders on THR science and awareness. – Reviewing the Group's approach to scientific stewardship of New Categories and Beyond Nicotine products underpinning the development of our product portfolios. Shaping the Landscape – Reviewing the strategic agenda for the Corporate & Regulatory Affairs function and approach to proactive narrative, purpose-driven advocacy to support a level regulatory playing field, and engagement with regulators and other external stakeholders. – Oversight of progress of initiatives to demonstrate the Group as a responsible industry leader in New Categories, including publication of our 'Commitment to Responsible Vaping Products'. – Reviewing the regulatory landscape applicable to New Categories across top markets, including status of the Vuse PMTA in the U.S. and developments in regulation of single- use vapour products, flavours in New Categories products, and other regulatory developments. – Monitoring insights on the impact of growth in illicit products and regulatory enforcement activities to combat illicit trade, in the context of combustible products and New Categories. – Reviewing excise tax developments applicable to the Group's product portfolio in various markets. Sustainability & Integrity – Oversight of the Group's approach to Leading in Sustainability & Integrity and progress of key initiatives. – Introduction of transformation metrics to enhance investors' understanding of how the Group is delivering against strategic objectives. – Oversight of the Group's glidepath towards the ambition for 50% of revenue from Smokeless products by 2035. – Oversight of the Group's sustainability strategy, including climate-related issues, opportunities and risks for the Group. – Assessing Group sustainability performance for the year against applicable targets, including environmental performance and progress towards achieving climate targets for 50% reduction in Scope 1 and 2 emissions by 2030, renewable energy, water stewardship, waste and recycling, and priorities for the Group's sustainability agenda. – Reviewing plans for the development of sustainability metrics and targets for 2025 and beyond. – Reviewing perspectives of the Group’s key stakeholders, the Group’s response to those perspectives, and the effectiveness of engagement mechanisms. – Approving the annual Modern Slavery Statement and annual Conflict Minerals Statement. – Reviewing updates on compliance matters, including allegations of misconduct, reports from Speak Up channels and investigations, and the Group’s Delivery with Integrity programme initiatives. Inspiring New Categories Innovations & Brands – Reviewing New Categories performance at Group, regional and top market levels against strategy and key performance indicators, including New Categories revenue, contribution and market share. – Reviewing the outlook for New Categories performance for the Group, regions and the wider industry, consumer product adoption and developments in the competitor landscape. – Reviewing the approach to investment in New Categories and developments in the innovation pipeline across the Vuse, glo and Velo product portfolios driven by consumer insights and foresights.

BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 177 Dynamic Business Focus areas for the Board included: Exciting, Winning Company – Approving the appointment of Holly Keller Koeppel as Senior Independent Director, Darrell Thomas as Audit Committee Chair and Kandy Anand as Remuneration Committee Chair. – Oversight of Non-Executive Director succession planning activities. – Approving changes to the structure and composition of the Management Board on the recommendation of the Nominations Committee. – Determining independence of Non- Executive Directors prior to proposing them for appointment or re-appointment (as applicable) at the Company’s AGM. – Approving revisions to Non-Executive Director fees. – Reviewing outcomes of the internal review of the performance and effectiveness of the Board, its Committees and Directors in 2024. – Monitoring and assessing organisational culture, its alignment with the Group’s purpose, values and strategy and the outcomes of the values activation survey. – Endorsing the introduction of the Group's new people strategy and oversight of progress against strategic ambitions. – Reviewing the introduction of the employee listening framework to enhance effectiveness of Group workforce engagement and understanding feedback from workforce engagement channels. – Reviewing health and safety performance for the preceding year, targets for the coming year and action plans. – Reviewing the funding positions relating to the Group’s post- employment benefit schemes. Operational Excellence – Reviewing U.S. business operations and progress of the U.S. business, including macro-economic challenges, portfolio management, and route-to- market and digital execution. – Reviewing the Group risk register and risk appetite in the context of strategic objectives and emerging risks, with focus on risks relating to climate change, circular economy, cyber resilience and AI, and identification of the Group's sustainability impacts, risks and opportunities (IROs). – Reviewing development of the Group's strategic market footprint and market archetypes framework to further drive effective resource allocation and progress in reduction of geographic, supply chain and product complexities. – Monitoring resilience of the Group's New Category supplier sourcing strategy and approach to developing innovation through strategic partners to maintain a resilient New Categories supply chain. – Reviewing development of strategic partnerships to optimise the Group's sourcing network and asset footprint. – Oversight of the Group's Digital Business Solutions (DBS) strategy to drive productivity through enhanced use of technology and responsible use of AI, build resilience, and to simplify the Group's technology architecture. – Reviewing opportunities for the Group's Global Business Solutions organisation to embed end-to-end process excellence. – Approving revisions to the Group's corporate governance framework and Statement of Delegated Authorities. Capital Effectiveness – Reviewing Group financial performance against key performance metrics, current outlook, challenges and opportunities for growth in each region, and FX impacts. – Reviewing Group half-year results, trading updates, year-end results and the Annual Report and Form 20-F. – Approving interim dividend proposals and assessing distributable reserves prior to authorising dividend payments. – Determining Group viability, taking into account current position and Principal Risks. – Approving the Group budget, reviewing application of the Group's capital allocation strategy, and oversight of resource allocation to enable strategy execution. – Assessing capital efficiency in the context of cash generation and cash flow performance, financing capacity, cost of debt and investments. – Oversight of the Group's disposal of a portion of its shareholding in ITC Limited, announced in March 2024. – Authorising a share buy-back programme for 2024 and 2025. – Reviewing compliance with Group financing principles, including liquidity and net debt/EBITDA. – Reviewing investments in associates of the Group and their financial performance. – Reviewing the Group's revolving credit facilities, refinancings, and debt issuance programmes. – Reviewing share price performance and investor and broker perspectives. – Reviewing the Group's insurance coverage. – Reviewing the status of litigation involving Group companies, including updates on the Companies' Creditors Arrangement Act (CCAA) settlement process in relation to Imperial Tobacco Canada (discussed at page 352).

Shareholder and Investor Engagement Our Board is committed to open and transparent dialogue with shareholders and investors to ensure their views are understood and considered. The Chair, the Chief Executive and the Chief Financial Officer’s annual engagement programme is discussed below. The Senior Independent Director and other Non-Executive Directors are also available to meet with major shareholders as appropriate. Annual investor relations programme A global engagement programme is conducted annually with shareholders, other investors, potential investors and analysts. The investor relations (IR) programme is led by our Chair, Chief Executive and Chief Financial Officer, supported by the IR team. In total we hosted 621 investor meetings in 2024, covering 78% of our shareholder base with broad geographic coverage. Utilising both physical and virtual event formats, our IR programme included attendance at five global investor conferences, nine investor roadshows and two salesforce briefings. Our Chief Executive and Interim Finance Director presented our Full-Year results to investors in February 2024, and our Chief Executive and Chief Financial Officer presented our Half-Year results in July 2024 and our pre-close trading updates in June and December 2024. These events all included investor Q&A calls and the presentations and transcripts are published on bat.com. In March 2024, our Chief Executive hosted a fireside chat at the UBS Global Consumer and Retail Conference in New York, U.S., watched by 250 viewers online, alongside a series of meetings held at the conference with international investors. In June 2024, our Chief Executive and Chief Financial Officer hosted investor meetings at the Deutsche Bank Global Consumer Conference in Paris, France, engaging with over 100 international investors and providing updates on how our strategic discipline and focused investment are driving positive momentum. A series of investor roadshows hosted by our Chief Executive and Chief Financial Officer was held during 2024, including meetings with investors from the UK, North America, South Africa, Europe and Asia. We also hosted a Capital Markets Day event in October 2024 at our Innovation Centre in Southampton, UK, discussed on page 179. Remuneration Policy Engagement In October and November 2024, our Chair, Remuneration Committee Chair, Chief People Officer, Group Head of Reward and Group Head of Investor Relations hosted a remuneration policy roadshow. Feedback from participating shareholders indicated broad support for our remuneration approach and how this is intended to drive shareholder value. Feedback also indicated appreciation for the opportunity to engage on the rationale for proposed revisions to incentive scheme metrics. Perspectives received through this engagement programme have been taken into account to refine policy proposals and enable them to be focused and relevant to shareholders. Details of how the Remuneration Committee has taken shareholder perspectives into account in shaping the proposed new remuneration policy are set out on pages 205 to 226. Shareholder communications We continued to innovate our shareholder communications approach in 2024, which included the introduction of new IR materials and digital tools. Our investor website enhances our digital interaction with investors. It includes our investment case, our approach to sustainability, shareholder FAQ and regular consensus sharing. Our Investor News hub collates our press releases, news and features together in one place for investors, with an automated news alerts service available to keep investors up to date on developments. Our investor website covers live broadcasts of events, including results, conferences and our Capital Markets Day, with playback slides and transcripts available online. To complement our investor website, our new IR app was launched in 2024. The app provides increased accessibility to our financial data and reports, share price information, and investor relations materials by our stakeholders. Our new IR factsheet, which provides a snapshot of our investment case, was also launched, and is featured on both our website and the IR app. Investor meetings 2024 Geographic scope (%) United Kingdom 49 United States 31 South Africa 9 Europe (ex UK) 4 Rest of world 7 Investor meetings 2024 Investor type (%) Existing shareholders 78 Prospects 22 621 Meetings in 2024 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Board Leadership and Purpose Board Engagement with Stakeholders We understand the strategic importance of stakeholders to our business. Our Directors value engagement with our shareholders and wider stakeholders to understand their views and inform the Board’s decision-making, strategy development and risk assessment. 178

How the Board considers shareholder and investor views The Chair, the Chief Executive, Chief Financial Officer and Remuneration Committee Chair regularly update the Board on their dialogue with shareholders and investors. The Board also receives updates from the Group Head of Investor Relations and our brokers on stock performance and on our shareholders' key issues, perspectives and expectations. Shareholder and investor perspectives considered by the Board in 2024 included the Group's ongoing transformation journey, U.S. market dynamics and outlook, New Categories strategy and performance, capital allocation, changes to the structure of the Management Board, regulatory developments and enforcement, and our sustainability strategy. The Board takes shareholder feedback into account in its decision-making and when developing the Group strategy. This is discussed further on page 184, including in relation to capital allocation and development of new transformation metrics to enhance understanding of our progress against strategic objectives, and on pages 205 to 226 in relation to the Directors' Remuneration Policy and executive remuneration. Annual General Meeting (AGM) Our AGM is an opportunity for further shareholder engagement, for the Chair to set out progress, and for the Board to answer questions. Shareholders were welcomed in person to attend our AGM in 2024, at which the Chair reflected on business performance in 2023 and discussed the outlook for 2024. The Chair and other Directors also responded to shareholder questions. Shareholders were also given the opportunity to submit questions about AGM business in advance of the meeting and responses to the queries received were published at bat.com/agm. Voting on resolutions presented to the AGM was carried out by way of a poll in accordance with the Company's Articles of Association and all resolutions as set out in the Notice of Meeting were passed with no significant vote against any resolution. All Directors attended our 2024 AGM other than Dimitri Panayotopoulos due to illness. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 179 Spotlight: Capital Markets Day 2024 Building a Smokeless World On 16 October 2024, our Chief Executive and Chief Financial Officer hosted a Capital Markets Day event at our Innovation Centre in Southampton, UK. This event included keynote speeches from our Management Board members and other senior leaders, laboratory tours and interactive category exhibitions. Over 80 attendees representing shareholders, potential investors and analysts joined the event in person, with 370 further attendees from the UK, Europe, North America, South Africa, Asia and the Middle East joining virtually via webcast. A variety of topics were reviewed at our Capital Markets Day event. Our Chief Executive outlined our vision to Build a Smokeless World and to deliver a profitable transformation and our Chief Financial Officer presented our capital allocation strategy and growth algorithm. Other topics reviewed included our R&D and innovations development ecosystem, multi-category insights, New Categories brand building, managing combustibles value, U.S. market opportunities, Tobacco Harm Reduction and Omni™, and our organisational culture. Feedback from our Capital Markets Day indicated that the event was well received and that attendees appreciated the opportunity to engage with our Management Board and experience how the Group's science, innovation and breadth of our people's capabilities can combine to deliver our purpose and strategy. I’m confident that we have the right strategy, that we have the capabilities to deliver, and that we have the right people to deliver profitable transformation. Tadeu Marroco Chief Executive Capital Markets Day event materials available at bat.com/ir and via the new Investor Relations app+

Wider Stakeholder Engagement A broad range of stakeholders are important to the Group at local, regional and functional levels. Key stakeholders are strategically important to our business and essential to our ability to generate long-term, sustainable value. We identify them by applying an established stakeholder engagement framework, which takes into account strategic objectives and risks to the Group. The Board's assessment of key stakeholders is further informed by the assessment of the Group's material sustainability impacts, risks and opportunities (IROs) (discussed further on pages 70 to 71). Our key stakeholders are referenced in our business model on pages 14 to 17, with an overview of their importance, what matters to them, and how we engage and respond to them on pages 18 to 19. The imperative of transparency of engagement is built into relevant Group policies, including our SoBC and specific frameworks for stakeholder engagement. There is well-established and effective engagement with the Group’s key stakeholders, enabling the Board to understand their perspectives. The Board reviewed the approach to engagement with the Group's key stakeholders in 2024, including how engagement is carried out across the Group, stakeholders’ perspectives, and how the Board is kept informed of those perspectives where engagement is not at Board level. The Board will continue to monitor the ongoing effectiveness of stakeholder engagement. Where the Board does not engage directly with our stakeholders, it is kept updated by reports from management so Directors maintain an effective understanding of what matters to them and can draw on these perspectives, including in Board decision-making and strategy development. An overview of how the Board engaged with wider stakeholders and maintained its understanding of their interests during the year is set out below. Consumers 'Love our Consumer' is one of our values and consumers are the core of everything we do. Consumer-led product innovation is central to achieving our purpose and we believe that our multi-category approach is the most effective way to appeal to the diverse preferences of adult nicotine consumers worldwide. We engage with our consumers through extensive market research activities and sales interactions, led by our marketing teams. During the year, the Board was briefed by the Chief Executive, Chief Marketing Officer and other senior managers on our innovations pipeline across all portfolio categories, how these focus on satisfying adult consumer preferences and are driven by consumer insights and foresights. The Board was also updated on consumer engagement initiatives and use of future-fit marketing technology to execute an integrated marketing mix across the retail landscape. In addition, the Board was briefed on key consumer perspectives and how we respond, including how we respond to consumer concerns about the environmental impact of plastic products; consumer perspectives on THR and feedback for more information on the role of New Categories products in THR to help consumers make informed product choices; and consumer expectations in respect of preventing underage access to tobacco and nicotine products. The Board has overseen the introduction of our updated Responsible Marketing Principles, applicable to our nicotine products and brands, implemented across the Group in 2024. Our Responsible Marketing Principles take account of consumer expectations for responsible marketing practices and underage access prevention. The Board also oversaw the introduction of our 'Commitment to Responsible Vaping Products', which communicates the actions we are taking to demonstrate the Group as a responsible industry leader in New Categories. Read our Responsible Marketing Principles at bat.com/sustainability- and-esg/governance-and-ethics/ marketing-our-products-responsibly + Read our Commitment to Responsible Vaping Products at bat.com/ responsible-vaping-products + Read more about our approach to engaging with consumers on pages 18, 60 to 63 and 76 to 77 + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Board Leadership and Purpose Board Engagement with Stakeholders Continued 180 Spotlight OmniTM: Forward Thinking for a Smokeless World An important step was taken in the Group's journey to encourage Tobacco Harm Reduction (THR) acceptance in September 2024, with the launch of a science and evidential case for THR in the form of ‘Omni™: Forward Thinking for a Smokeless World’. Our Board oversaw the development of Omni™, an evidence-based, accessible and dynamic resource that sets out the Group's commitment to Building a Smokeless World and offers insights into our scientific and real-world evidence of THR in action. Omni™ brings together independent scientific studies, the Group's own research into innovations and examples of THR in action. It also looks to answer some of the most challenging questions facing our industry and society. The launch of Omni™ was held in London with more than 150 external attendees, including representatives from our investors, suppliers, the scientific research community and other stakeholders. This was followed by a launch event for our people across the Group, both in person with our Chief Executive and through a live webcast, attended by over 2,500 colleagues. OmniTM is intended to foster societal dialogue and offer a dynamic resource to be developed over time with feedback from our stakeholders. Looking ahead, we intend to measure its impact on perceptions across our stakeholders. Learn more about OmniTM at asmokelessworld.com+

Customers Retailer, wholesaler and distributor relationships are essential for driving growth and embedding responsible marketing practices across our routes to market. Our customer relationships and engagement programmes are managed at local market and business unit levels. During the year, the Board was updated by the Chief Executive, the Chief Marketing Officer and other senior managers on the global retail environment, customer engagement and the promotion of responsible marketing practices through our route to market distribution channels. The Board was briefed on the roll-out of underage access prevention training to employees across the Group, our marketing agencies and retailer representatives across multiple markets; and on customer engagement initiatives including developments in multi-category merchandising and digital marketing technologies to enhance customer experience and age verification procedures. The Board was also updated on engagement with trade customers in the U.S. to support environmental management initiatives and combating illicit trade. In 2024, several of the Directors had the opportunity to hear first hand from U.S. business representatives about the approach to developing trade customer partnerships as part of the U.S. market briefing in March 2024 and to visit trade marketing operations in Warsaw, Poland in May 2024 (discussed further on page 174). As part of its annual agenda, the Audit Committee oversees compliance with the Group’s responsible marketing framework and underage access prevention procedures. Read more about our approach to customer engagement Pages 19, 76 to 77 and 118 to 119 + UK Companies Act: Business relationships This section summarises how the Directors have regard to the need to foster business relationships with customers, suppliers and other external stakeholders. Further information is provided on pages 18 to 19 and 184, including information about the effect that regard from the Directors had on Board discussions and decision-making. Suppliers Effective relationships with leaf suppliers, contracted farmers and suppliers of direct materials and indirect services are essential for a resilient and efficient supply chain. These relationships are managed day- to-day by the Group’s Operations function and at local market level. The Board oversees the Group’s supply chain and leaf sourcing strategies, and is updated on progress in sustainable agriculture and farmer livelihoods programmes through briefings and strategic reviews provided by the Director, Operations and other members of senior management. In the context of leaf supply, the Board was briefed on perspectives of suppliers and contracted farmers and how we respond to feedback, including how we address the risk of child labour in our supply chains and the impact assessments we undertake in leaf sourcing countries to identify and address root causes; how we support suppliers to reduce Scope 3 supply chain carbon emissions; and the steps we take to assess deforestation and other biodiversity risks. In the context of direct materials suppliers, in 2024 the Board reviewed the strategic leadership agenda for delivering innovation, including development and integration of strategic supplier capabilities into our New Categories sourcing strategy and development of strategic partnerships beyond nicotine. The Board was also updated on supplier perspectives and how we respond. Examples include our approach to driving innovation and collaborative working through our 'Be Supplier' programme and supplier workshops at our Innovations Centre in Shenzhen, China; and how we address supply chain carbon emissions and conduct responsible water stewardship. The Board reviewed our annual Modern Slavery Statement and annual Conflict Minerals Statement, and the measures implemented with our suppliers during the year to mitigate supply chain risks. Read our Modern Slavery Statement at bat.com/msa+ Read more about our approach to engaging with suppliers on Pages 19, 39, 66 to 69, 79 to 84, 105 to 109 and 118 to 119 + Society We recognise our responsibility to wider society to reduce the health, environmental and social impacts of our business. We seek to meaningfully contribute to debate on tobacco harm reduction and the regulatory environment in which we operate. Across the Group, we engage with stakeholders in scientific and public health communities, governments and regulators, non-governmental organisations (NGOs) and local communities, with engagement managed by local market, business unit and functional teams. The Board is briefed on engagement with, and perspectives held by, scientific communities, regulators, public health bodies and other stakeholders. During the year, this included briefings on engagement conducted to accelerate THR understanding and acceptance and updates on our contribution to external roundtable events, such as the Global Forum on Nicotine and the Global Tobacco and Nicotine Forum. The Board also considered how the Group responds to stakeholder feedback on environmental impact of our operations and how we address sustainability challenges, such as through implementation of more sustainable packaging for New Categories products in Europe and progress against science-based emissions reduction targets. The Board reviews updates from the legal and corporate and regulatory affairs teams, covering engagement with governments, regulators and anti- illicit trade collaborations. The Board is also kept informed on engagement with local communities, for example, community investment projects in relation to afforestation programmes and child labour prevention projects in collaboration with the industry, local governments and NGOs. Non-Executive Directors regularly attend the Corporate Audit Committee and Regional Audit Committees, where societal and community perspectives at regional and local levels are discussed, and the Audit Committee reviews feedback from these Committees. The Audit Committee is also updated on our engagement with tax authorities on material tax matters and has oversight of political contributions made in the U.S. Read more about our engagement with governments and wider society Pages 19 and 60 to 115 + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 181

Our People We recognise that our people are critical to our success. Fostering an exciting, winning organisation is a core part of the Dynamic Business pillar of our strategy and the Board is committed to regular and meaningful engagement with our workforce and to taking their perspectives into account in decision-making and strategy development. Our approach to workforce engagement Our Board is kept informed of the views and perspectives of our people across the Group through a combination of well- established engagement methods in place across multiple channels and at different levels of our organisation. These channels, highlighted to the right, include direct engagement through Directors’ market and site visits, including participation in town hall and Q&A sessions (see page 174); the Executive Directors' programme of regional and market visits across our regions to connect with local employees; our Chief Executive's 'Let's Talk' live Q&A forum series open to all our workforce across the Group; and live webcasts presented by our Chief Executive and Chief Financial Officer to talk about our performance, results, strategic objectives, business outlook and embedding our culture, including Q&A. Overall, there were 44 market visits or other engagement forums attended by one or more of our Directors in 2024, comprising 4 in the U.S., 14 in the Americas and Europe region, 7 in the Asia-Pacific, Middle East and Africa region and 19 with global functions. In addition to direct engagement activities, our Directors are kept informed of the views and perspectives of our people arising from engagement at different levels of the organisation (for example, town halls, employee focus groups, works councils, and regional, function and local webcasts), including through reports from the Chief People Officer, and from the Group Head of Business Integrity & Compliance in relation to Speak Up channels. Employee listening framework In 2024, our approach to engagement with our people was enhanced through the introduction of our employee listening framework, summarised to the right. This framework facilitates more frequent opportunities for employees to share their feedback and also empowers line managers to drive actions at their team level in response to feedback. As part of this enhanced approach, the Board reviews an annual summary of the feedback received through the framework, with outcomes and actions provided back to employees across the Group. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Board Leadership and Purpose Board Engagement with Stakeholders Continued 182 Holistic approach to engagement with our people Directors' market and site visits Our Directors participate in market and site visits and local town hall sessions during the year, allowing them to hear directly from colleagues at different levels across the organisation and discuss their perspectives (see page 175). Chief Executive’s Let’s Talk live Q&A forum Our Chief Executive hosted three live Let's Talk forums in webcast format, open to all colleagues across the Group to ask him any questions. Our Chief Executive also hosted further Q&A sessions in town hall forums as part of his programme of regional and market visits through the year. Global, Functional and Regional webcasts and town hall sessions Briefings and townhall sessions, in person and by webcast with Q&A, are held at a global, functional and regional level through the year, including 'A Better Tomorrow - Live' with our Chief Executive and Chief Financial Officer to discuss strategic priorities and performance. Global Leadership Meeting (GLM) Our Chief Executive hosts the annual GLM for around 120 of the Group's senior leaders to engage on the Group's strategic priorities. Our GLM in 2024 was held in Athens, Greece. Works Councils and European Employee Council meetings Works Councils and European Employee Council meetings provide structured engagement forums in various markets across Europe, in accordance with applicable regulations. Speak Up channels Our independently-managed Speak Up channels are available online and by telephone 24 hours a day in a range of local languages to allow anyone working for or with the Group to raise any concern on a confidential basis and anonymously if they prefer (see page 118). Enhanced in 2024 through introduction of our employee listening framework Our new employee listening framework was introduced across the Group in 2024, and will be further deployed in 2025, to enhance existing engagement channels and enable more frequent opportunities for employees to share their feedback. It includes our global Your Voice Engagement survey as an annual core index survey, along with more frequent pulse surveys to track progress, topic surveys for deeper insight, employee life- cycle surveys and other tools to support a more holistic understanding of the sentiments and perspectives of our people.

Effectiveness of workforce engagement channels The Board continues to assess the effectiveness of channels for engagement with our people and how engagement informs Board decision-making and strategy development. Given the spread, scale and diversity of the Group’s workforce, the Board continues to consider it effective to use the combination of established channels discussed on page 182, augmented in 2024 with the introduction of the employee listening framework and reporting to the Board on the views of the workforce during the year. All Group company employees, including individuals undertaking permanent roles on fixed-term contracts, are offered the opportunity to engage and provide their feedback through a combination of these channels. This approach enables the Board as a whole to understand the perspectives of our workforce received through the full breadth of engagement channels at levels across the organisation. Examples of key themes and priorities from workforce feedback considered by the Board, and how that feedback has been responded to during the year, are discussed on this page. Read more about our Your Voice Engagement survey on page 111+ 2024 global listening initiatives Global listening initiatives conducted across the Group in 2024 included: – Our annual Your Voice Engagement survey, open to all employees across the Group and focused on employee engagement. 92% of employees across the Group participated in this survey. – A values activation survey, to review awareness of our values across the Group, how these are currently demonstrated by people across our organisation and depth of commitment to embodying them in future. Feedback was received from over 6,000 employees from a balanced cross-section across the Group's regions and functions. – A Tobacco Harm Reduction survey to gauge understanding of the Group's position on THR, conducted across 3,000 employees focused on this topic across the Group. The Board reviewed the outcomes of these listening initiatives and discussed actions identified. Examples of key themes arising from listening initiatives and how we respond – How we develop talent: In view of feedback from colleagues across the Group, an integrated talent management framework was launched in 2024, supported by refreshed professional capability frameworks for Group functions available to colleagues in digital format, alongside mentoring programmes for women in senior management roles. – How we focus on driving innovation: Taking into account feedback from colleagues, particularly from our operations and marketing functions, we have embedded an enhanced approach to developing consumer insights and management of intellectual property during the year. – How we maintain a competitive reward framework: In 2024, we reviewed design principles and operational elements of the Group's reward framework for our management population and the alignment of the reward framework with our strategy and values, overseen by the Remuneration Committee, and taking into account feedback from colleagues across our management population. Through this review, updates were introduced to our management reward framework to maintain competitiveness of reward and to enhance alignment with our strategy and values (discussed at page 245). – How we bring our 'Empowered through trust' value to life: The values activation survey identified empowerment as a key priority given feedback from colleagues. Building on insights gained from focus groups conducted with senior management, a review was conducted to understand specific challenges and actionable solutions. This has led to the development of targeted actions to be implemented from 2025 to enhance empowerment at the right levels across the organisation, including review of governance procedures and development of focused agendas for the top market briefings and other regional forums. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 183 UK Companies Act: Employee engagement This section summarises the Directors' approach to engaging with the Group's workforce, including employees of UK Group companies, and how the Directors have regard to their interests. Further information is provided on pages 18 and 111, and pages 232 to 235 in relation to remuneration matters, including information about the effect that regard from Directors had on Board discussions and decision-making. Tadeu Marroco leading a Q&A session with colleagues from our South Eastern Europe business unit in Rome and Trieste, Italy in May 2024

Balanced capital allocation Through the Board's review of capital allocation during the year and approval of the 2025 budget, consideration was given to the resources required to deliver the Group's growth algorithm. The Board's review took account of the focus areas of driving quality revenue and sustainable profit growth, acceleration of New Categories contribution, and cash generation, supported by targeted investment and portfolio optimisation. The Board also took account of the importance of continued de-leveraging in line with our guidance and enabling returns to our shareholders, including through a share buy-back programme applying the proceeds of the Group's sale of a portion of its shareholding in ITC Limited, and through progressive dividends. The 2025 budget also takes account of the resources needed to deliver our sustainability targets, including those aimed at reducing the environmental impacts of our operations, continue investment in scientific research and product stewardship, maintain competitive remuneration for our people and develop effective partnerships with our suppliers and customers. Key stakeholder perspectives taken into account Shareholders and Investors Consumers Customers Suppliers Our people Governments and wider society Introduction of our transformation metrics At our Capital Markets Day event in 2024, we launched a focused set of new transformation metrics to concisely articulate the Group's progress against our strategic objectives. The Board worked closely with the executive management team during 2024 to develop these transformation metrics to respond to perspectives raised by our shareholders and other investors. For example, how is the Group transforming (indicated through Smokeless product revenue as a proportion of total revenue) and what is the impact of capital allocation decisions on shareholders and debt investors. We plan to continue to report on our performance against the transformation scorecard to enhance our stakeholders' understanding of our year-on-year progress. Key stakeholder perspectives taken into account Shareholders and Investors Our people Governments and wider society Accelerating Tobacco Harm Reduction acceptance In 2024, the Board oversaw the Group's approach to accelerating THR understanding and acceptance, underpinned by scientific research and proactive stakeholder engagement. Our aim is to make constructive and evidence-based contributions to inform dialogue with our stakeholders, including scientific and public health communities, governments and regulators, and our consumers. The Board's oversight during the year included development and launch of ‘Omni™: Forward Thinking for a Smokeless World', a science and evidential case for THR that collates independent scientific studies, the Group's own research and case studies of THR in action. Omni™ is presented as an open invitation for ongoing dialogue with our stakeholders on some of the key challenges facing the industry and wider society. The Board also reviewed future focus areas for enabling THR understanding and acceptance, including next steps in THR scientific research. Key stakeholder perspectives taken into account Shareholders and Investors Our people Consumers Customers Suppliers Governments and wider society Developing the 2025 Directors' Remuneration Policy In preparation for the Board's recommendation of the 2025 Directors' Remuneration Policy to shareholders at the 2025 AGM, the Remuneration Committee conducted an extensive review of the policy arrangements during 2024 and continuing into 2025, overseen by the Board and developed through engagement with major shareholders and governance advisory bodies (discussed further at pages 205 to 226). As part of the review, consideration was given to maintaining alignment between our strategic objectives and executive remuneration outcomes, with particular focus on Smokeless products growth, stewardship of the Group's transformation and financial performance, while supporting the ability to attract and retain talent in the international market. The review was also informed by evolving market practice and corporate governance regulations, shareholder and governance advisory body guidelines and independent advice from the Remuneration Committee's UK and U.S. remuneration consultants. Key stakeholder perspectives taken into account Shareholders and Investors Our people Governments and wider society We define principal decisions as those decisions and discussions by the Board that are strategic or material to the Group and those of significance to any of our key stakeholders. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Board Leadership and Purpose Principal Decisions Made by the Board Outlined below are examples of principal decisions made by the Board over the year, highlighting how the Board considered relevant factors, including key stakeholder perspectives, the environment, reputation for high standards of business conduct, and the long-term impact of decisions. Our key stakeholders and how the Board engages with them are discussed further on pages 18 to 19. Board activities in 2024 are set out in pages 176 to 177. 184

The Board comprises the Non-Executive Chair, two Executive Directors and seven independent Non-Executive Directors. The roles and division of responsibilities between the Chair, Executive Directors and Non-Executive Directors are summarised below. Roles and Division of Responsibilities Role Responsibilities Chair – Leadership of the Board and its overall effectiveness – Promotes culture of openness, constructive debate and effective decision-making – Sets the Board agenda – Facilitates constructive board relations – Interfaces with shareholders – Ensures effective shareholder engagement – Representational duties on behalf of the Company Chief Executive – Overall responsibility for Group performance – Leadership of the Group – Enables planning and execution of Group objectives and strategies – Stewardship of Group assets – Drives the cultural tone of the organisation Chief Financial Officer – Leadership of the Group in respect of financial matters – Enables planning and execution of Group financial objectives and strategies – Provision of accurate, timely and clear information to the Board on the Group's financial performance Senior Independent Director – Leads review of the Chair’s performance – Presides at Board meetings in the Chair’s absence – Chairs the Nominations Committee when Chair succession considered – Sounding board for the Chair – Intermediary for other Directors – Available to meet with shareholders Non-Executive Directors – Oversee Group strategy and resource allocation – Monitor Group performance and monitor delivery of Group strategy – Oversee the risk management and internal control framework – Review management proposals and provide strategic guidance – Scrutinise and hold to account performance against objectives – Bring external judgement, perspective and effective challenge to management The responsibilities of the Chair, Executive Directors and Senior Independent Director are available at bat.com/governance+ Board Efficacy The Chair facilitates constructive Board relations, supporting effective contribution from Non-Executive Directors and promoting a culture of openness and debate. The Chair seeks a consensus at Board meetings but, if necessary, decisions are taken by majority decision. If any Director has concerns about any issues that cannot be resolved, such concerns are noted in the Board minutes. No such concerns arose in 2024. Scheduled Board meetings during the year were convened in person. The Board held its strategy sessions in September 2024 in the U.S. Feedback from the annual Board evaluation confirmed that Board meetings continued to operate well and are considered to be chaired effectively. Non-Executive Director Meetings Meetings of the Non-Executive Directors, led by the Chair and without any Executive Director present, are scheduled in the Board calendar. These meetings are usually held following scheduled Board meetings, with additional Non-Executive Director meetings convened where required. The Executive and the Non-Executive Directors also meet annually, led by the Senior Independent Director and without the Chair present, to discuss the Chair’s performance. Independence The Board considers all Non-Executive Directors to be independent, as they are free from any business or other relationships that could interfere materially with, or appear to affect, their judgement. Luc Jobin was determined by the Board to be independent on his appointment as Chair, as reported in the Company’s Annual Report and Form 20-F for 2020. The Board has determined Holly Keller Koeppel to be independent, having taken into account her service on the board of Reynolds American Inc. (Reynolds American) as an independent, non- executive director. Luc and Holly were originally appointed to the Board in 2017 following the acquisition of Reynolds American and pursuant to the Agreement and Plan of Merger with Reynolds American. The Board has also considered the independence requirements outlined in the NYSE’s listing standards and has determined that these are met by the Chair and all the Non-Executive Directors. The Board considers that it currently includes an appropriate combination of Executive and Non-Executive Directors. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Division of Responsibilities Our Approach to Division of Responsibilities 185

Commitment Before appointing new Directors, the Board takes into account their other commitments and significant time commitments are disclosed and considered prior to appointment. The letters of appointment for the Chair and Non-Executive Directors set out their expected time commitment to the Company (see page 191). Any additional external appointments following appointment to the Board require prior approval by the Board in accordance with the 2018 Code. The Board assesses the significance of any additional external appointment notified by a Director, supported by the Company Secretary. During 2024, the Board considered Darrell Thomas' appointment to the Board of Directors of Vontier Corporation, a company listed on the New York Stock Exchange, effective from 4 June 2024. This additional appointment was considered by the Board to be significant in accordance with the 2018 Code, however the Board concluded that the appointment would not impair Darrell's ability to serve as a Non-Executive Director in view of the anticipated time commitment and taking into account his resignation as non- executive director of Pitney Bowes, Inc. on 6 May 2024. The Board also considered the appointment of Serpil Timuray as CEO Vodafone Investments effective from 1 April 2024 (previously Serpil held the role of CEO, Europe Cluster) and concluded that the change in Serpil's executive role at Vodafone would not be an additional demand on her time and would not impair her ability to serve as a Non-Executive Director. Conflicts of Interests The Board has formal procedures for managing conflicts of interest. Directors are required to give advance notice of any conflict issues to the Company Secretary. These are considered either at the next Board meeting or, if timing requires, at a meeting of the Board’s Conflicts Committee. Each year, the Board considers afresh all previously authorised situational conflicts. Directors are excluded from the quorum and vote in respect of any matters in which they have an interest. There were no new potential situational conflicts identified for the Board's consideration during 2024. Information and Advice Directors receive effective support to assist them in meeting their responsibilities under the 2018 Code and discharging their directors’ duties, both individually and collectively, including the following: – Directors receive papers for review in good time ahead of each Board and Committee meeting. – Papers and presentations to the Board and its Committees include discussion of specific stakeholder considerations as applicable. – The Company Secretary ensures effective information flow within and between the Board and its Committees, and between the Non-Executive Directors and senior management. The Company Secretary, in conjunction with external advisers where appropriate, advises the Board on all governance matters. – All Directors have access to the advice and services of the Company Secretary. The appointment and replacement of the Company Secretary is a matter for the Board. – A procedure is in place for all Directors to take independent professional advice at the Company’s expense if required. – Each Board Committee may obtain independent legal or other professional advice, at the Company’s expense, and secure attendance at meetings of external participants if needed. Board Induction All Directors receive a comprehensive and personalised induction on joining the Board, tailored to their skills, experience, background, committee membership and requirements of their role. Murray Kessler and Serpil Timuray completed their Non-Executive Director induction in 2024, following their appointment to the Board in 2023. The scope of their induction is discussed in the Company's Annual Report and Form 20-F for 2023. Soraya Benchikh completed her Executive Director induction following her appointment to the Board in May 2024, as highlighted below. Spotlight Executive Director's Induction Soraya Benchikh Soraya completed her Executive Director induction following her appointment to the Board in May 2024. Her induction included in-depth briefings from the Chief Executive, other Management Board members and senior management personnel covering a range of topics across the Group's strategic pillars, including the Group's strategy, purpose, values and culture; business regions; product portfolios and scientific research programmes; the Group's sustainability agenda; shareholder and wider stakeholder engagement; the Group's risk management and internal control framework; corporate governance, integrity and compliance; directors' duties; and treasury, risk, legal and regulatory matters. Soraya's induction also included meetings with the Chair and each of the Directors to understand the role of the PLC Board and its Committees, and with the External Audit Partner. Professional Development The Chair meets with each Non-Executive Director individually towards the end of the year to discuss their individual training and development plans. More broadly, Non-Executive Directors participate in a full programme of briefings during the year across the Group’s activities provided by the Chief Executive, members of the Management Board, the Company Secretary, other senior executives and outside advisors. During 2024, key briefings for the Board included an in-depth review of developments in sustainability regulation led by the Chief Sustainability Officer and external legal advisors. The review included analysis from UK, European and U.S. perspectives with a deep dive review of rules adopted (then stayed) by the U.S. SEC in relation to climate change disclosures. During the year, the Board was also briefed on reform of the UK Listing Regime and on the 2024 UK Corporate Governance Code, to be introduced through staged implementation from 2025. Luc Jobin with Darrell Thomas and Karen Guerra attending a discussion forum with colleagues from our DBS Hub in Warsaw, Poland in May 2024 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Division of Responsibilities Directors’ Commitment and Board Support 186

Professional Development Non-Executive Directors regularly attend meetings of the Group’s Regional Audit Committees and Corporate Audit Committee to gain a better understanding of the Group’s regions and central functions and the risks faced by the business at market, regional and functional levels. Committees of the Board are kept updated on developments within their respective remits. All Board members attended the meetings of the Audit and Remuneration Committees held in September 2024 to promote a deeper understanding of the work of the Committees of which they are not members. All Directors were briefed on developments in the cyber risk landscape and emerging threats, including perspectives reported from external advisers as to the risks organisations should evaluate in their Enterprise Risk Governance programmes, alongside of an assessment of the Group's internal cyber risk landscape, provided by the Director, Digital & Information and the Chief Information Security Officer. In 2024, the Audit Committee was briefed on developments in sustainability reporting regulations by the Chief Sustainability Officer and KPMG as external auditor. Briefings covered continued reporting in alignment with TCFD recommendations, the European Sustainability Reporting Standards introducing future requirements for disclosures in compliance with the EU Corporate Sustainability Reporting Directive (CSRD), development of the UK Sustainability Disclosure Standards, and the adoption of climate disclosure rules by the U.S. SEC. The Audit Committee's understanding of developments in the complex sustainability regulation landscape continues to inform its oversight of the Group's sustainability reporting framework and its future development. The Audit Committee was also briefed on the introduction of the 2024 UK Corporate Governance Code and approach to compliance through a phased approach from January 2025, and on developments in UK financial reporting requirements. The Remuneration Committee is briefed by its external consultants on UK and U.S. corporate governance developments impacting executive and wider workforce remuneration. Briefings provided to the Committee during the year included updates on the UK Investment Association's Principles of Remuneration, updates on market developments in the use of sustainability metrics in incentive schemes and other key developments in executive remuneration to inform development of proposals for the 2025 Directors' Remuneration Policy. Darrell Thomas attending a marketing digital showcase with colleagues in Tokyo, Japan in September 2024 Board Review Process Annually, the Board undertakes a rigorous review of its effectiveness and performance, and that of its Committees and individual Directors. The Chair is responsible for the overall review process and each Committee Chair is responsible for the review of the performance and effectiveness of their Committee. The effectiveness and performance of the Board, its Committees and the Directors were reviewed internally in 2024, led by the Chair and facilitated by the Company Secretary. An externally-facilitated review of the performance and effectiveness of the Board, its Committees, and each of the Directors was conducted in 2022. For the 2024 internal review, all Directors (in role in October 2024) participated fully in the review. As part of the internal review process, a series of questionnaires were completed by participating Directors, through which they were requested to assess the effectiveness and performance of the Board, the Committees of which they were a member or regularly attended during the year, and each of the Directors. Several members of senior management also participated in aspects of the review process relevant to their remit. Feedback was collated on an anonymised basis and reports on the outcomes of the review process and action areas for consideration were prepared for the Board and each Committee. The Board and the Committees then reviewed and discussed their respective reports and identified action areas for 2025, taking into account the review findings. The Committee Chairs also reported back to the Board on the outcomes of their Committee evaluations. The Chair received reports from the Company Secretary on the performance and effectiveness of the Directors (other than himself) and he provided individual feedback to each Director. The Senior Independent Director received a report from the Company Secretary on the Chair’s performance and effectiveness, and led a discussion reviewing the Chair’s effectiveness with the other Directors (without the Chair present). The Senior Independent Director then provided feedback to the Chair. 2024: Internal Board review process Plan and Evaluate – The Chair and Company Secretary reviewed the scope and focus areas for the review and defined the series of questionnaires to be used to support the review process. – Participants submitted their assessment of the performance and effectiveness of the Board, its Committees and the Directors. Reporting – Participant feedback was collated on an anonymised basis and reports were prepared for the Board, its Committees and the Directors. Review and Action – Board Committees reviewed and discussed the review outcomes related to their performance, identified actions arising and provided feedback to the Board. – The Board then discussed the review outcomes and identified action areas for 2025. – The Chair provided feedback to the other Directors. – The Senior Independent Director provided feedback to the Chair. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Composition, Succession, Evaluation Board Effectiveness 187 1 2 3

Spotlight 2024 Board review Overview of Outcomes The internal review conducted for 2024 concluded that the Board performs effectively and has a sound working relationship with its Committees. The review found the Board to be productive and diverse, with an appropriate balance of experience and a high degree of engagement demonstrated across all members of the Board. The dynamics of the Board are well regarded, with collaborative working relationships between the Non-Executive Directors, Executive Directors and the wider management team supporting openness and transparency in the Board’s discussions. The effectiveness of the Board’s approach to decision-making was identified as a strength, with boardroom dynamics encouraging constructive discussion and opportunities to share perspectives. Feedback indicated that the Board maintains appropriate focus on oversight of Group strategy and risk management, controls and compliance matters, alongside of monitoring external developments, the macroeconomic and geopolitical environment and the evolving regulatory landscape. The Board’s oversight of people, culture and how our values are embedded was highlighted, with feedback indicating that the enhanced approach to employee listening was well received and that valuable insights were obtained through various channels, including town hall sessions as part of Directors’ market visits. More broadly, feedback indicated the continued importance of the Directors’ programme of market and site visits to understand how our values are embedded and strategic capabilities are deployed. The Board and the Audit, Remuneration and Nominations Committees are considered to be effectively chaired, managed and supported to enable their decision-making and that Committee Chairs provide appropriate reporting on the activities of their Committees back to the Board. Progress against key action areas identified for 2024: Strategy: The Board’s agenda for the year maintained due focus on oversight of Group strategy and its execution, including in relation to sustainability. During the year, the Board also worked closely with the executive management team to develop a focused set of new transformation metrics to articulate progress against the Group’s strategic objectives. Board leadership: In 2024, the Nominations Committee reviewed the profiles, skills and experience required of future Non-Executive Directors, taking into account the Group’s strategic objectives, which supported development of candidate role requirements for Non-Executive Director succession planning. The Directors also gained insights from their programme of market and operational site visits during the year that enabled opportunities for informal workforce engagement. Risk management: Appropriate time was allowed on the board agenda for consideration of Principal Risks and mitigation activities, including evolving risks relating to cyber security and supply chain resilience. The Audit Committee has also maintained its focus on the operation of business controls and sustainability reporting. People and culture: The Nominations Committee continued its oversight of initiatives to develop a diverse pipeline of senior management talent, supported by an in-depth review of longer- term succession planning for Management Board roles. Soraya Benchikh also completed her induction programme following her appointment as Chief Financial Officer in May 2024. The Remuneration Committee completed its review of the Directors’ Remuneration Policy, discussed on pages 205 to 226. Key Actions for 2025 Following the internal review conducted in 2024, the Board and its Committees plan to focus on the following key areas: Non-Executive succession planning – Continued focus on succession planning for Non-Executive Directors in view of anticipated retirements to maintain the breadth of the Board’s skills and expertise, including financial expertise, and with particular emphasis on succession planning for the Chair of the Board and the Senior Independent Director. – While the outcomes of the Board review for 2024 are not anticipated to immediately influence the composition of the Board, feedback received in relation to skills and experience that may be beneficial for future Non-Executive Directors will continue to be taken into account by the Nominations Committee as part of ongoing Non-Executive Director succession planning activities. Strategic oversight – Maintain focus on monitoring the progress of strategic implementation and oversight of capital allocation, underpinned by regular review of progress against the Group's new transformation metrics and continued support for the executive management team to stay focused on key priorities. Risk management – For the Audit Committee, continued oversight of development of risk management and controls procedures to facilitate enhanced reporting on material controls effectiveness from 2026, and focus on sustainability reporting developments to ensure readiness for future requirements for enhanced assurance of sustainability reporting. – Keep abreast of emerging and evolving risks to the Group and appropriate approaches to mitigation. Oversight of culture, people and wider stakeholders – Maintain focus on employee engagement and oversight of cultural transformation, particularly to understand how our values including ‘Empowered through trust’ are emphasised consistently. – Continue to allow time on the Board agenda for oversight of diversity in the senior management succession pipeline and the broader talent development to support the Group's strategic objectives. – For the Remuneration Committee, fine-tune development of the new Directors’ Remuneration Policy to take account of feedback from shareholder engagement, in readiness for presentation of the new policy to shareholders in April 2025. – Develop the Board's programme of market and site visits for 2025, building on the programme conducted in 2024, to enable a range of opportunities for the Directors to engage with colleagues across the Group, and with wider stakeholders including suppliers, customers and consumers. Professional development – Develop the Board’s professional education programme for 2025 across various key topics, including sustainability, cyber security, responsible use of AI, and evolving regulation impacting the Group, supported by external perspectives. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Composition, Succession, Evaluation Board Effectiveness Continued 188

Nominations Committee current members Luc Jobin (Chair) Kandy Anand Karen Guerra Holly Keller Koeppel Murray S. Kessler V&eacute;ronique Laury Darrell Thomas Serpil Timuray Luc Jobin Chair of the Nominations Committee Role As set out in the Terms of Reference, the Nominations Committee is responsible for: – reviewing the structure, size and composition of the Board, its Committees and the Management Board on a regular basis to ensure they have an appropriate balance of skills, experience, knowledge and, in relation to the Board, independence; – oversight of plans and processes for orderly succession for appointments to the Board, its Committees, the Management Board and Company Secretary to maintain a combination of skills and experience and to ensure progressive refreshing of both Boards; – making recommendations to the Board on suitable candidates for appointments to the Board, its Committees, the Management Board and Company Secretary, ensuring that the procedure for those appointments is rigorous, made on merit against objective criteria, and has due regard for the promotion of diversity, inclusion and equal opportunity; – assessing the time needed to fulfil the roles of Chair, Senior Independent Director and Non-Executive Director, and ensuring Non-Executive Directors have sufficient time to fulfil their duties; – overseeing the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers; and – implementing the Board Diversity & Inclusion Policy and monitoring progress towards the achievement of its objectives, summarised on page 192. Key Activities in 2024 – Succession planning for the role of Senior Independent Director and the Chairs of the Audit and Remuneration Committees. – Making recommendations to the Board for the appointment of Holly Keller Koeppel as Senior Independent Director, Darrell Thomas as Audit Committee Chair and Kandy Anand as Remuneration Committee Chair, which took effect from conclusion of the Company's 2024 AGM. – Assessing plans for Management Board restructuring and making recommendations to the Board to revise elements of the Management Board's structure, roles and composition, as set out on page 173. – Ongoing assessment of the profile, capabilities and experience required of future Non-Executive Directors in the context of the Group’s strategy, to support Non-Executive Director succession planning activities, referred to at page 190. – Making recommendations to the Board in relation to Directors’ annual appointment and election/re-election at the AGM, discussed further on page 190. – Reviewing Executive Directors' and Management Board members’ annual performance assessments and assessing development of candidates for Management Board roles. – Making recommendations to the Board to introduce revisions to the Board Diversity & Inclusion Policy, including to reflect our values. – Oversight of the Group’s diversity and inclusion agenda, its role in promoting an inclusive and high-performing culture as part of the Group’s talent strategy, and progress in building diverse talent pipelines and creating enablers across the organisation. Board Diversity and Inclusion The Board strives to promote diversity and inclusion, within its own membership and more broadly at all levels across our organisation. Our Non-Executive Directors come from a wide range of industry and professional backgrounds, with varied experience and expertise aligned to the Group’s strategic objectives. Biographies of the Directors, including a summary of their skills, experience and contribution to the Board, and details of the representation of key diversity attributes on our Board are set out on pages 166 to 169. Our Board Diversity & Inclusion Policy and revisions implemented in 2024 are discussed on page 192. We report Board and executive management diversity data on page 193 in accordance with the UK Listing Rules requirements. Currently, 50% of our Directors are women and 40% from an ethnic minority background (as defined by the UK Office of National Statistics). Nominations Committee terms of reference Revised terms of reference for the Committee were introduced with effect from 1 August 2024 to reflect the introduction of the 2024 UK Corporate Governance Code, as it applies to the Company from 1 January 2025. For the Committee’s terms of reference see www.bat.com/governance+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Nominations Committee 189

Board Succession Planning The Board considers the length of service of Directors holistically and the importance of refreshing Board membership progressively over time. The Committee is responsible for regularly reviewing the composition of the Board and the Management Board to ensure both have an appropriate combination of skills, experience and knowledge. The Committee is also responsible for identifying candidates for appointment to the Board and ensuring that all appointments are made on merit, against objective criteria, and with due regard for the promotion of diversity, inclusion and equal opportunity, taking into account our Board Diversity & Inclusion Policy. This process includes interviews with a range of candidates and full evaluation of candidates’ experience and attributes and how these would augment the Board’s mix of skills, experience and knowledge. Executive Director succession Following appointment of Tadeu Marroco as Chief Executive and Javed Iqbal as Interim Finance Director in May 2023, the Committee oversaw a comprehensive and international search process during 2023 to identify a new Chief Financial Officer, leading to the appointment of Soraya Benchikh in May 2024. At the start of the selection process, a full set of objective criteria was defined to specify a range of key competencies and experience required to fulfil the role, including of transformational leadership, depth of financial, capital markets and M&A experience, and familiarity with complex and highly regulated industries. The role criteria also emphasised the importance of attributes such as a collaborative and inclusive leadership style, personal integrity and ability to empower and mentor teams and facilitate boardroom and leadership team dynamics. Through the initial stages of the search process, the outcomes of a candidate mapping exercise were assessed to identify a potential long list of candidates. Attendance at meetings in 20244(a), 5(a) Meeting attendance6 Name Member since Attended/Eligible to attend Luc Jobin 2017 4/4 Kandy Anand 2022 4/4 Karen Guerra 2020 4/4 Holly Keller Koeppel4(b) 2017 3/4 Murray Kessler5(c) 2023 4/4 V&eacute;ronique Laury 2022 4/4 Darrell Thomas 2020 4/4 Serpil Timuray 2023 4/4 Sue Farr5(b) 2015 - 2024 1/1 Dimitri Panayotopoulos5(b) 2015 - 2024 1/1 A shortlist of potential candidates was then defined, supported by individual briefing reports against the role criteria. Thorough consideration was given to the capabilities, experience and personal attributes of shortlisted candidates. Soraya was identified as the preferred candidate for the role of Chief Financial Officer through benchmarking of her skills, experience and personal attributes against the other shortlisted candidates and the role criteria, an interview and assessment process and input from members of the Committee. In connection with this search process, Savannah Group Limited1 supported with an initial candidate mapping exercise and Odgers Berndtson2 supported with candidate benchmarking and assessment. Following the Board's acceptance of the Nominations Committee's recommendation, Soraya's appointment as Chief Financial Officer was announced in November 2023 and took effect on 1 May 2024. Soraya brings to the Board her extensive senior leadership and financial experience gained from a range of international fast moving consumer goods companies and her biography is set out on page 166. Non-Executive Director succession The process for the identification and recommendation of a candidate for appointment as a Non-Executive Director is led by the Committee. The process generally includes interviews with a range of candidates and full evaluation of candidates’ experience and attributes and how these would augment the Board’s competencies and diversity. In 2024, the Committee reviewed the profiles, skills and experience required of future Non-Executive Directors, taking into account the Group's strategic objectives, overlaid with an assessment of the skills matrix contributed by current Non- Executive Directors and anticipated tenure. Based on this review, the Committee has overseen the development of specific candidate profile requirements. The Committee’s Non-Executive Director succession planning activities during the year were supported by Egon Zehnder3, an executive search consultancy. The process leading to the appointment of Uta Kemmerich-Keil as a Non-Executive Director with effect from 17 February 2025 will be reported in the Company’s Annual Report and Form 20-F for 2025. Board Retirements Sue Farr and Dimitri Panayotopoulos stepped down from the Board with effect from the conclusion of the Company’s AGM on 24 April 2024. Annual General Meeting 2025 Murray Kessler will step down from the Board with effect from 17 February 2025 and will not be proposed for re-election at the Company’s 2025 AGM. The Company will submit all other eligible Directors for re- election, or election for the first time in the case of Soraya Benchikh and Uta Kemmerich-Keil (Uta will be appointed to the Board with effect from 17 February 2025). Prior to making recommendations to the Board in respect of Directors proposed for re-election or election for the first time (as applicable), the Committee carried out an assessment of each Director, including their performance, contribution to the long-term sustainable success of the Company and, in respect of each of the Non-Executive Directors, their continued independence and ability to devote sufficient time to their role (discussed on pages 185 and 186). The Chair’s letter accompanying the 2025 AGM Notice confirms that all Non-Executive Directors being proposed for re-election (or election for the first time, as applicable) are effective and that they continue to demonstrate commitment to their roles. Notes: 1. Savannah Group Limited is an independent executive search firm, which applies the Standard and Enhanced Codes of Conduct for Executive Search Firms. The firm has no connections with the Company or its Directors other than in respect of the provision of executive search services. 2. Odgers Berndtson (trading name of IRG Advisors LLP) is an independent executive search firm, which applies the Standard and Enhanced Codes of Conduct for Executive Search Firms. The firm has no connections with the Company or its Directors other than in respect of the provision of executive search services. 3. Egon Zehnder Limited is an independent executive search firm, which applies the Standard and Enhanced Codes of Conduct for Executive Search Firms. The firm has no connections with the Company or its Directors other than in respect of the provision of executive search and consultancy services. 4. Number of meetings in 2024: (a) the Committee held four meetings in 2024, one of which was ad hoc. Three meetings of the Committee are scheduled for 2025; and (b) Holly Keller Koeppel did not attend the scheduled meeting in July 2024 due to prior commitments. 5. Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2018 Provisions 10 and 17, applicable U.S. federal securities laws and NYSE listing standards; and (b) Sue Farr and Dimitri Panayotopoulos ceased to be members of the Committee on stepping down from the Board at the conclusion of the AGM on 24 April 2024; (c) Murray Kessler will cease to be a member of the Committee on stepping down from the Board with effect from 17 February 2025. 6. Other attendees: the Chief Executive and the Chief People Officer attend meetings by invitation but not as members. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Composition, Succession, Evaluation Nominations Committee Continued 190

Terms of Appointment to the Board Details of the Directors’ terms of appointment to the Board and the Company’s policy on payments for loss of office are contained in the current Directors’ Remuneration Policy, which is set out in full in the Remuneration Report in the Company’s Annual Report and Form 20-F for 2021 available on bat.com. The Executive Directors have rolling one-year contracts. Non-Executive Directors do not have service contracts with the Company but instead have letters of appointment for one year, with an expected time commitment of 25 to 30 days per year. Oversight of our People Strategy The Board oversees our people strategy as a key element and enabler of the Group strategy as a whole. In 2024 and in the context of the Dynamic Business pillar of our Strategic Navigator, the Board endorsed the introduction of our new people strategy, designed to foster an exciting, winning organisation to be implemented through defined initiatives and measured through core indices. Our people strategy and its strategic ambitions are discussed further at pages 38 to 39 and 110 to 112. Senior Management succession planning As part of the Committee’s responsibility to oversee the development of a pipeline of diverse, high-performing senior management, it reviews succession plans and talent pools at short-term, mid-term and long-term time horizons for the Executive Directors, other Management Board members, and certain other members of senior management. The Committee takes into account the importance of growing a diverse executive talent pipeline to support broader executive management diversity in the longer term and develop strategic and functional capabilities, including progress towards our ambition for 40% representation of Ethnically Diverse Groups1 for the Management Board and direct reports by 2027, in line with the recommendation made by the UK Parker Review. An update on our progress against this ambition is discussed at page 111. Progress against our objective to develop a pipeline of diverse, high-performing senior managers is set out on page 192. Talent pipeline development The strategic intentions of our people strategy that underpin development of a diverse talent pipeline include: – Shaping a performance-driven & dynamic organisation: enable a progressive and results-focused mindset and enhance access to talent; – Nurturing relevant capabilities: meaningful development paths to drive skills development and talent retention, supported by clear leadership expectations and a culture of personalised learning; and – Creating a purposeful & energising environment: our values are embedded in all we do, promote our diversity and inclusion agenda, reward performance and recognise progress. During the year, the Board reviewed progress of key initiatives mapped to the strategic ambitions of our people strategy across a rolling two-year roadmap, including: – Leadership Capabilities: Launch of defined capabilities, driven by the Group's strategic objectives which, taken together with our values, describe how everyday leadership should look at every level of the organisation. – Talent model: Activation of a new, employee lifecycle-focused talent model, designed to build a diverse and future- ready talent pipeline aligned to the Group's strategy, including career pathways and resources to develop key skills and identify best-fit talent to inform succession planning and focused development actions. – Employer value proposition: Progress in the development of our employer value proposition and its resonance with candidates, to enable the Group to attract and retain talent with relevant capabilities through engaging brand expression and activation. – Group Diversity & Inclusion agenda: Reviewing progress against the Group’s diversity and inclusion ambitions through to 2025, including to have women in 40% of senior team roles and 45% of management level roles1. Our Strategic Report discusses our people strategy and progress of key initiatives further, and provides details on the diversity of our workforce and our senior management population. Read more on pages 38 to 39 and 110 to 112+ Executive Management Balance as at 31 December 2024 Management Board: Nationality American 1 Australian 1 Belgian 1 Brazilian 2 British 3 French 1 German 1 Irish 2 Italian/Argentinian 1 Pakistani 2 Senior Management2 and their direct reports: Gender balance Male 69 65% Female 37 35% Notes: Management Board ethnicity and gender balance is reported on page 193 as part of our diversity reporting for executive management as at 31 December 2024. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 191 1. Refer to page 393. Refer to BAT 'Reporting Criteria' for a full description of key definitions at bat.com/ reporting. 2. Senior Management comprises the Management Board and the Company Secretary, in accordance with the 2018 Code.

Spotlight Our Board Diversity & Inclusion Policy A revised Board Diversity & Inclusion Policy was approved by the Board and took effect in 2024, reflecting our values and the introduction of the 2024 UK Corporate Governance Code. At BAT, we are proud to be a diverse and inclusive global organisation that encourages our people to value their differences and bring their authentic selves to work. Our ongoing commitment to fostering a progressive culture is underpinned clearly by our value: 'Truly Inclusive'. Our commitment to diversity and inclusion across BAT is also embedded through our Group Standards of Business Conduct, applicable to all employees of the Group. Our Board Diversity & Inclusion Policy sets out our approach to diversity and inclusion applicable to the Board, its Committees1 and the Management Board2. This policy is intended to support the Board, through the activities of its Nominations Committee, in maintaining the effectiveness and balance of the Board, its Committees and the Management Board. Diversity and inclusion are key principles of our values. We think of diversity in its widest sense, as those attributes that make each of us unique. These include our race, ethnicity, cultural and social backgrounds, geographical origin, nationality, gender, age, any disability, sexual orientation, religion, skills, experience, education, socio-economic and professional background, perspectives and thinking styles. We recognise that diversity is a critical component of board effectiveness and we are committed to promoting diversity in the composition of the Board, its Committees and the Management Board. The Nominations Committee is responsible for regularly reviewing the composition of the Board, its Committees and the Management Board to ensure these have an appropriate balance of skills, expertise and knowledge, and for ensuring that all appointments are made on merit against objective criteria and with due regard for the promotion of diversity and inclusion. This includes consideration of our Board Diversity & Inclusion Policy objectives set out below. The Nominations Committee is responsible for implementing this policy and monitoring progress against its objectives. This policy and progress against its objectives is reviewed annually by the Nominations Committee, in addition to other BAT initiatives that promote diversity in all its forms across BAT. As part of the annual review of the effectiveness and performance of the Board, consideration is given to the balance of experience, skills, knowledge, independence and all attributes of diversity of the Board. , Board Diversity & Inclusion Objectives and Progress Updates The objectives of our Board Diversity & Inclusion Policy and progress against these objectives in the year are set out below. Fostering an inclusive culture within the Group and leading by example During the year, the Board reviewed the definition of our refreshed leadership capabilities for application across the Group's management population. These leadership capabilities, together with our values, describe how everyday leadership should look at every level of the organisation and highlight fostering an inclusive culture as a core leadership capability, Considering all aspects of diversity when reviewing the composition of, and succession planning for, the Board, its Committees1 and the Management Board2 The Nominations Committee has regard to diversity in its widest sense, including attributes such as gender, race, ethnicity, cultural and social backgrounds, and other personal attributes referred to in our Board Diversity & Inclusion Policy above, when undertaking these activities. Considering a wide and gender- balanced pool of candidates for appointment to the Board Executive search firms are engaged to support Board and Management Board succession planning where applicable and are required to provide gender-balanced shortlists of candidates. Succession planning for Executive Directors and Management Board members takes into account potential internal candidates from across the Group and potential external candidates. Maintain at least 40% representation of women on the Board The representation of women on the Board was 50% as at 31 December 2024 (2023: 45%). At the close of the 2025 AGM, it is anticipated that women will represent 60% of the Board. At least one of the following senior positions on the Board to be held by a woman: Chair; Senior Independent Director; Chief Executive; Chief Financial Officer The role of Senior Independent Director is held by Holly Keller Koeppel. Holly was appointed as Senior Independent Director with effect from the conclusion of the 2024 AGM. The role of Chief Financial Officer is held by Soraya Benchikh. Soraya was appointed to the Board on 1 May 2024. Other senior positions on the Board are held by Luc Jobin (Chair) and Tadeu Marroco (Chief Executive). At least one Director of a minority ethnic background on the Board3 As at 31 December 2024, the representation of ethnic minority backgrounds on the Board was 40% (2023: 27%). At the close of the 2025 AGM, it is anticipated that the representation of ethnic minority backgrounds on the Board will be 40%. The Board complies with the recommendations on ethnic diversity made by the UK Parker Review. Giving preference, where appropriate, to engagement of executive search firms accredited under the Standard and Enhanced Code of Conduct for Executive Search Firms Where executive search firms are engaged to provide executive search services to support Board succession planning, preference is given to those that are accredited under the Standard and Enhanced Code of Conduct for Executive Search Firms. Oversight of the development of a pipeline of diverse, high- performing potential Executive Directors, Management Board members and other senior managers. The representation of women on the Management Board was 13% as at 31 December 2024 (2023: 7%). Promotion of diversity and inclusion is embedded in our approach to Management Board succession planning to support progress towards improved gender diversity at Management Board level. Emphasis is placed on developing diverse talent pools at all levels of the organisation through recruitment, development and retention of diverse and high-performing talent. In 2024, 54% of the Group’s external management recruits were women (2023: 50%) and women comprised 63% of our new graduate intake in 2024 (2023: 62%). Further information about the Group’s diversity and inclusion agenda is set out on pages 110 to 112. Notes on Board Diversity & Inclusion Policy Objectives: 1. The principal committees of the Board comprise the Audit, Remuneration and Nominations Committees. 2. The Management Board is the executive level committee of the Group. 3. Applying UK Office for National Statistics ethnicity categories of: Asian; Black; Mixed/Multiple Ethnic Groups; Other Ethnic Group, in alignment with the UK Listing Rules. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Composition, Succession, Evaluation Nominations Committee Continued 192

Reporting in alignment with UK Listing Rules provisions on diversity and inclusion We report our Board and executive management diversity data and our progress in meeting the UK Listing Rules board diversity targets as at 31 December 2024 in accordance with the UK Listing Rules disclosure requirements. As at 31 December 2024, two of the four senior positions on the Board were held by women, Directors from an ethnic minority background represented 40% of the Board and the representation of women on the Board was 50% (this remains the case as at the date of this Annual Report and Form 20-F). The Board is committed to continued enhancement of its diversity, supported by the succession planning activities conducted by the Nominations Committee, discussed on pages 189 to 192. Gender Representation: Board & Executive Management as at 31 December 2024 Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair) Number in executive management1 Percentage of executive management1 Men 5 50% 2 13 81 % Women 5 50% 2 3 19 % Not specified/prefer not to say — — — — — Ethnic Background: Board & Executive Management as at 31 December 2024 Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair) Number in executive management1 Percentage of executive management1 White British or other White (including minority-white groups) 6 60% 2 11 69 % Mixed/Multiple Ethnic Groups — — — — — % Asian/Asian British 2 20% 1 3 19 % Black/African/Caribbean/Black British 1 10% — — — % Other ethnic group 1 10% 1 2 12 % Not specified/prefer not to say — — — — — Note: 1. Executive management includes the Management Board (most senior executive body below the Board) and the Company Secretary, excluding administrative and support staff, as defined by the UK Listing Rules. Approach to data collection Gender and ethnicity data relating to the Board, Management Board and Company Secretary is collected on an annual basis applying a standardised process managed by the Company Secretary. Each Board member, Management Board member and the Company Secretary is requested to complete a standard form questionnaire on a strictly confidential and voluntary basis, through which the individual self-reports their ethnicity and gender identity (or specifies they do not wish to report such data). Consent is provided for data collection and processing of that data in accordance with the applicable privacy notice set out in the questionnaire and in accordance with the Group Data Privacy Procedure. The criteria of the standard form questionnaire are fully aligned to the definitions specified in the UK Listing Rules, with individuals requested to specify: (1) Self-reported gender identity. Selection from [a] male; [b] female; [c] other category/please specify; [d] not specified (due to local data privacy laws); or [e] prefer not to say. (2) Self-reported ethnic background (classifications as designated by the UK Office of National Statistics). Selection from: [a] White British or other White (including minority white groups); [b] Mixed or Multiple Ethnic Groups; [c] Asian or Asian British; [d] Black or African or Caribbean or Black British; [e] Other Ethnic Group (including Arab, Hispanic or Latin American) (please specify); [f] not specified (due to local data privacy laws); or [g] prefer not to say. The standard form questionnaire includes further guidance to participants in respect of the category 'Other Ethnic Group' following publication of the 2021 census ethnicity data by the UK Office of National Statistics. This approach to data collection is consistently applied across all members of the Board, Management Board and Company Secretary in relation to the collection and reporting of their gender and ethnicity data in this Annual Report and Form 20-F. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 193

Audit Committee Current Members Darrell Thomas (Chair) Holly Keller Koeppel V&eacute;ronique Laury Darrell Thomas Chair of the Audit Committee Introduction On behalf of the Audit Committee, I would like to introduce our report on the Committee's role and activities during 2024. I was appointed as Chair of the Committee in April 2024, taking over the role from Holly Keller Koeppel who was appointed as Senior Independent Director. Holly continues to contribute her valuable experience as a member of the Committee and I thank her for her work as Chair of the Committee since 2019. Karen Guerra transitioned to her new role on the Remuneration Committee on 10 February 2025 and I extend my thanks for her contributions to the Committee. I look forward to welcoming Uta Kemmerich-Keil to the Committee with effect from 17 February 2025. Following the competitive tender process conducted in 2023, the recommendation to appoint KPMG LLP as external auditor for financial year 2025 will be presented to shareholders at our next Annual General Meeting. You can refer back to the Committee's full report on the tender process and the selection criteria applied in our Annual Report and 20-F for 2023. We assessed a range of accounting judgements during the year, including the accounting treatment applicable to Imperial Tobacco Canada, in the context of ongoing Canadian Companies’ Creditors Arrangement Act (CCAA) proceedings and developments in the litigation, assessment of the carrying value of U.S. business goodwill and intangible assets, and the accounting treatment applicable to the disposal of part of the Group's investment in ITC Limited. These and other significant judgements are reviewed from page 196. Our agenda through the year has emphasised ongoing attention to the effectiveness of the Group's risk management and internal control framework. Our work has included a thorough review of principal and emerging risks to the Group and we have recognised climate change and circular economy as distinct Principal Risks, considering the varying challenges and mitigation strategies in each context. We also monitored developments in the Group’s business integrity and compliance programme over the year. The Committee is responsible for oversight of the Internal Audit function and we have endorsed a refreshed internal audit strategy which takes account of the evolving assurance needs of the Group. We reviewed progress of internal audit assignments conducted across the business in 2024, including those focused on cyber security resilience and responsible marketing controls, and we approved the internal audit plan for 2025 reflecting the refreshed internal audit strategy. Our assessment of effectiveness of the Internal Audit function for the year was supported by an external quality assessment and the outcomes of this review are discussed at page 201. Looking ahead to future reporting years and readiness to meet new regulatory requirements, our work plan in 2025 will include continued oversight of the Group's sustainability data and reporting programme as preparations for CSRD implementation continue at pace, and development of our procedures to facilitate enhanced reporting on material controls effectiveness from financial year 2026. Role As set out in its terms of reference, the Audit Committee monitors and reviews: – integrity of the Group’s financial statements and any formal announcements relating to the Company’s performance, considering any significant financial reporting issues, significant judgements and estimates reflected in them, before their submission to the Board; – consistency of the Group’s accounting policies; – effectiveness of, and makes recommendations to the Board on, the Group’s risk management and internal control framework, including accounting, financial controls and other material controls, auditing matters and business risk management systems; – effectiveness of the Group’s internal audit function; – independence, performance, effectiveness and objectivity of the Company’s external auditors, makes recommendations to the Board as to their reappointment (or for a tender of audit services where appropriate), and approves their terms of engagement and the level of audit, audit-related and non-audit fees; and – assurance activities conducted by the external assurance provider in relation to Group reporting and scope of assurance activities, makes recommendations for their appointment, and approves their terms of engagement and fees. Audit Committee terms of reference Revised terms of reference for the Committee were introduced with effect from 1 August 2024 to reflect the introduction of the 2024 UK Corporate Governance Code as it applies to the Company from 1 January 2025. For the Committee’s terms of reference see www.bat.com/governance+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Audit, Risk, Internal Control Audit Committee 194

Key Activities in 2024 Regular work programme includes reviewing: – the Group’s annual results, half-year results, the application of accounting standards and the external auditors’ reports where results are audited; – the basis of preparation and accounting judgements, including application of segmental reporting; – adjusting items, applicable accounting treatments and the use of alternative performance measures; – the annual programme of assessment of goodwill and intangibles impairment; – the steps taken to validate the Group’s ‘going concern’ assessment at half-year and year-end and agreeing on the process and steps taken to determine the Group’s viability statement at year-end; – the Group’s liquidity position, including current facilities and financing needs; – the assessment of Group viability, taking into account the Group's current position and Principal Risks and associated stress-testing analysis, prior to review by the Board; – significant tax matters for the Group, including rate of taxation and external developments that may impact the Group's tax position; – the accounting applicable to post-employment benefits liabilities and assets; – the internal processes followed for the preparation of the Annual Report and Form 20-F and confirming that the processes appropriately facilitated the preparation of an Annual Report and Form 20-F that is ‘fair, balanced and understandable’; – the Group’s external auditors’ year-end audit, including the key audit matters, critical audit matters, assessments of materiality and the Group’s control environment, and confirming the independence of the Group’s external auditors; – the Group's risk management and internal control framework, including the effectiveness of accounting and other material controls, including financial, operational, reporting and compliance controls (discussed on page 198); – risks to the Group, including the Group risk register, prioritisation and categorisation of Group risks, relevant mitigating factors and emerging risks to the Group (discussed on pages 155 to 162 and 414 to 435); – oversight of management’s activities to ensure ongoing compliance with the U.S. Sarbanes-Oxley Act of 2002 (SOx) (discussed on page 199); – the Company’s status as a Foreign Private Issuer for the purposes of U.S. securities laws; – regular reports from the Group Head of Internal Audit on the internal audits of markets, business units, processes, operations and major change initiatives, management responses to internal audit findings and action plans put in place to address any issues raised; – progress against the internal audit plan for 2024 and design of the 2025 internal audit plan; – the Group’s sustainability performance on an annual basis, including performance against the Group’s sustainability targets, the Group’s responsible marketing framework and under-age access prevention activities (discussed on pages 76 and 77); – external assurance activities conducted in respect of defined sustainability metrics and related information conducted by the external assurance provider and assessing the outcomes of assurance with the external provider; – annual and interim reports on the Group’s Delivery with Integrity compliance programme (discussed on pages 118 to 119), monitoring compliance with the SoBC, and monitoring SoBC incident reporting and the effectiveness of Speak Up channels prior to review by the Board; – the outcomes of human rights assessments for countries in which Group companies operate that are identified to have a higher degree of exposure to human rights risks in 2024, including local compliance with Group policies, standards and controls and local measures in place to enhance human rights risk management; – periodic reports from the Group’s Corporate Audit Committee and Regional Audit Committees; – the annual report from the Group Head of Security on security risks, losses and fraud arising during the preceding year; – half-year and year-end reports on the Group’s political contributions (discussed on page 204); and – the Committee's effectiveness, following the annual review of the Committee's performance (discussed on pages 187 to 188). Attendance at meetings in 20241 Meeting attendance3,4 Name Member since Attended/Eligible to attend Darrell Thomas2(a),(b),(c) 2020 6/6 Karen Guerra2(a),(d) 2021 6/6 Holly Keller Koeppel2(a),(b) 2017 6/6 V&eacute;ronique Laury2(a) 2022 6/6 Notes: 1. Meetings: the Committee held six meetings in 2024. Five meetings of the Committee are scheduled for 2025. Additional meetings are convened on an ad hoc basis as required during the year. In January 2024, there was one ad hoc meeting of the Committee to consider accounting and taxation matters. 2. Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2018 Provisions 10 and 24 and applicable U.S. federal securities laws and NYSE listing standards. The Board has determined each Committee member to meet the financial literacy requirements applicable under NYSE listing standards. Each member of the Committee has recent and relevant financial experience in accordance with the UK Corporate Governance Code 2018. The Committee has competence in accounting and Committee members as a whole have competence relevant to the sectors the Group operates in as required by the UK Disclosure Guidance and Transparency Rules; (b) Darrell Thomas and Holly Keller Koeppel are each designated as an audit committee financial expert in accordance with applicable U.S. federal securities laws and NYSE listing standards; (c) Darrell Thomas was appointed as Chair of the Committee with effect from conclusion of the Company's AGM on 24 April 2024, succeeding Holly Keller Koeppel who stepped down as Chair at that time but remains a member of the Committee; (d) Karen Guerra ceased to be a member of the Committee with effect from 10 February 2025 when she joined the Remuneration Committee. 3. The Chief Financial Officer attends all Committee meetings but is not a member. Other Directors may attend by invitation. The Director, Legal & General Counsel, the Group Head of Internal Audit and the external auditors generally attend all meetings of the Committee. 4. The Committee met alone with the external auditors, and, separately with the Group Head of Internal Audit, at the end of every Committee meeting. The Committee also meets periodically with management. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 195

Further specific matters considered by the Committee in relation to the financial statements: – New metrics and non-GAAP assessment: New non-GAAP measures of adjusted gross profit and adjusted gross margin have been introduced. The Committee assessed these measures, noting that they demonstrate the Group's profitability (before adjusting items and translational foreign exchange) from the principal product categories, illustrating the category profitability development as the Group realises the transition from Combustibles to Smokeless products in line with the Group's strategy to Build a Smokeless World. – Revision to Group accounting policy to reflect amendment to IAS 7 (Cash Flow Statements): In view of an amendment to IAS 7 (Cash Flow Statements) in respect of disclosures of supplier finance arrangements (reverse factoring arrangements), the Committee approved management's approach to enhance disclosure of applicable finance arrangements (see note 25 in the Notes on the Accounts). Significant accounting judgements and estimates considered in relation to the 2024 financial statements: The significant accounting judgements and estimates considered by the Committee in relation to the financial statements for the year ended 31 December 2024 are summarised below. – Goodwill and intangibles impairment review: The Committee reviewed management’s assessments of the carrying value of intangibles including goodwill (see note 12 in the Notes on the Accounts), with continued focus on: U.S. Business: Following a full impairment assessment covering overall U.S. business goodwill, identified indefinite- lived and definite-lived brands, and taking into account continued macro-economic headwinds and latest forecasts, the Committee concluded that it was appropriate to recognise an impairment of £646 million in respect of the Camel Snus trademark due to the changing consumer behaviour towards the Modern Oral category; and Imperial Tobacco Canada (ITCAN): In respect of Group subsidiary ITCAN, the Committee determined that it was appropriate to not recognise an impairment charge in respect of goodwill, taking into account the developments in the Canadian Companies’ Creditors Arrangement Act (CCAA) proceedings during the year, following the publication of the proposed settlement plan in October 2024. – Contingent liabilities, provisions and deposits in connection with ongoing litigation: Imperial Tobacco Canada (ITCAN): The Committee continued to monitor the status of the CCAA proceedings under which Group subsidiary ITCAN filed for protection in 2019 following the judgment of the Qu&eacute;bec Court of Appeal in the Qu&eacute;bec Class Action lawsuits, with stays currently in place until 3 March 2025. The Committee determined it remained appropriate to consolidate ITCAN’s financial results in the Group financial statements whilst ITCAN continues to be subject to the CCAA proceedings. The Committee also determined it was appropriate to recognise a provision related to the Group's best estimate of the potential liability in respect of the proposed settlement plan published in October 2024 (see note 24 in the Notes on the Accounts). Fox and Kalamazoo Rivers: In relation to Fox River, the Committee reassessed the provision in respect of the Fox River clean-up costs and related legal expenses and confirmed that the provision would continue to be retained at the prior year level, noting that inherent uncertainties remain (see note 24 in the Notes on the Accounts). The Committee also assessed the accounting treatment applicable to a settlement concluded with a former adviser to a third party involved in the litigation and concluded it was appropriate to recognise the settlement as an adjusting item impacting on profit from operations (see note 5(c) in the Notes on the Accounts). In relation to Kalamazoo River, the Committee reviewed the position in respect of the claim and assessed that no provision should be recognised on the basis set out at note 31 in the Notes on the Accounts. Reynolds American Companies: The Committee concurred with management’s approach to accounting for the Master Settlement Agreement and the Engle class-action and progeny cases as consistent with the prior year (see note 31 in the Notes on the Accounts). – Impact of disposal of part of the Group's investment in ITC Limited (ITC): In relation to the Group's disposal of shares representing approximately 3.5% of ITC's issued ordinary share capital announced in March 2024, the Committee assessed the accounting treatment applicable to the disposal and concluded it was appropriate to recognise the gain as an adjusting item within share of post-tax results of associates and joint ventures (see note 9(a) in the Notes on the Accounts). – Repayment of existing portion of Group debt: Following a tender offer in April 2024, the Group completed the early redemption of £1.8 billion of bonds, including £15 million of accrued interest, in respect of which the Committee determined the accounting treatment applicable to the transaction, including to recognise a net credit of £590 million to be treated as an adjusting item impacting net finance costs (see note 8(b) in the Notes on the Accounts). – Significant tax exposures for the Group: The Committee reviewed updates on corporate tax matters and reports from the Group Head of Tax on developments in various markets, including tax disputes in Brazil and the Netherlands, and the status of the Franked Investment Income Group Litigation Order (FII GLO). The Committee concurred with management’s assessments and disclosures in respect of these tax exposures (see notes 10 and 31, respectively, in the Notes on the Accounts). – Adjusting items: The Committee undertook a review of all adjusting items, including those impacting profit from operations (primarily amortisation of certain brands, provisions in respect of ITCAN and the CCAA proposed settlement, charges in respect of an excise assessment in Romania, impairment of certain intangible assets, litigation charges and income from a settlement arrangement in connection with Fox River); impacting net finance costs (primarily in relation to a gain on repurchase of a portion of Group debt); and impacting on associates (in relation to a gain on the disposal of a portion of the Group's investment in ITC) (see notes 4, 5, 6 7, 8(b), 9(a) in the Notes on the Accounts). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Audit, Risk, Internal Control Audit Committee Continued 196

– Segmental reporting assessment: The Committee reassessed the Group reporting requirements and concluded that the most appropriate segmentation, in line with IFRS 8 Operating Segments, remains geographic. Consideration was made to the Group’s management structure and information provided to the chief operating decision maker (see note 2 in the Notes on the Accounts). While additional information on a category basis is provided, this is to assist the users of the financial statements in understanding the Group’s performance alongside the performance on a geographic (regional) basis. – Investments in Associates - Organigram Holdings, Inc. (OGI): Following recognition of impairment charges against the carrying value of the Group's investment in OGI in 2022 and 2023, the Committee reviewed management's assessment of the current carrying value of the assessment and concluded that the carrying value of the investment was appropriate and that no further impairment was required in 2024 (see note 14 in the Notes on the Accounts). The Committee also assessed the accounting treatment applicable to further investments made by the Group in OGI in 2024 and determined management's approach to be appropriate (see note 14 in the Notes on the Accounts). – Foreign exchange and hyperinflation: In the context of Group operations in certain jurisdictions with severe currency restrictions where foreign currency is not readily available, including hyperinflationary jurisdictions such as Venezuela, the Committee assessed management's approach to applicable accounting treatment and confirmed that the methodologies used to determine applicable exchange rates for accounting purposes were appropriate (see note 1 in the Notes on the Accounts). Specific risk topics considered by the Committee included: – review of the Group's principal risks and emerging risks, including identification of Climate Change and Circular Economy as distinct Principal Risks, assessment of changes in impact and likelihood of existing risks, and the report on the effectiveness of the Company’s risk management system prior to Board assessment; – evolution of physical and transitional climate change risks and their impact on the Group, including climate change impacts, extreme weather events, greenhouse gas emissions, oversight of processes in place to manage climate change risks, and annual reporting on the identification, assessment and management of those risks, in continued alignment with the Taskforce on Climate-Related Financial Disclosures (TCFD) framework (discussed further at pages 120 to 136 and 161); – consolidation of risks associated with circular economy, including product sustainability, single-use plastics and waste management, into the Group's risk register, discussed at pages 155 and 128; – current and emerging risks in relation to the Group’s digital strategy and data management, with emphasis on digital transformation, cyber security resilience, responsible use of AI, and the approach to managing those risks (discussed further at pages 162 and 199 to 201); – oversight of the Group's sustainability data and reporting programme established to develop sustainability reporting in alignment with EU CSRD and other recognised international standards, including outcomes of the assessment of the Group's sustainability Impacts, Risks and Opportunities (IROs) identified in 2024 following the mapping of IROs across the Group's value chain (discussed further below); – risks associated with exposure to interest rate changes on net finance costs arising from existing, new and refinanced debt and restricted cash in the Group and actions to mitigate those risks (discussed on page 160); – revisions to the Group’s risk appetite framework as it relates to the Group’s strategic objectives, and review of emerging risks to the Group twice per year, prior to Board consideration; and – submission of the Group’s annual compliance report to the U.S. Department of Justice, in accordance with reporting obligations specified under the deferred prosecution agreement entered into by the Company. For further information please refer to the Group Principal Risks on pages 155 to 162 and the Group risk factors on pages 414 to 435 + BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 197

Risk Management and Internal Control Overview The Company maintains its framework of risk management and internal control with a view to safeguarding shareholders’ investment and the Company’s assets. This framework is designed to identify, evaluate, manage and monitor risks that may impede the Company’s objectives. It cannot, and is not designed to, eliminate risk entirely. This framework provides a reasonable, not absolute, assurance against material misstatement or loss. The main features of the risk management and internal control framework operated within the Group are described below. The framework has been in place throughout the year under review and remains in place to date. It does not cover associates of the Group. Risk management Risks are actively assessed and mitigated at Group, functional, directly-reporting business unit (DRBU) and market levels. Risk registers, based on a standardised methodology, are used as appropriate at Group, functional, above-market, DRBU and individual market levels to identify, assess and monitor the risks (both financial and non-financial) faced by the business at each level. During the year, the Group amended its risk management framework to enable risks to be assessed on both an inherent and residual basis and in a greater level of detail. Risks are now assessed and prioritised at five levels by reference to their impact (severe/significant/moderate/minor/insignificant) and likelihood (probable/likely/possible/unlikely/remote). Mitigation plans are required to be in place to manage the risks identified, and progress against those plans is monitored. The risk registers are reviewed on a regular basis. The SAP Enterprise Risk Management module is used across the Group to record and track risk management activity. Functional and regional risk registers are reviewed biannually by the relevant Regional Audit Committee or the Corporate Audit Committee, as appropriate. DRBU risk registers are reviewed as part of DRBU Risk and Controls meetings. At the Group level, specific responsibility for managing each identified risk is allocated to a member of the Management Board. The Group risk register is reviewed twice yearly by the Group Risk Management Committee, a committee of senior managers chaired by the Chief Financial Officer. Board level oversight of risks to the Group is discussed below. Board oversight During the year, the Board considered the nature and extent of Group risks which are material to the Group and the delivery of its strategic objectives (its ‘risk appetite’), and the Group's risk management and internal control framework. The Group risk register is reviewed annually by the Board and twice yearly by the Committee. The Board and the Committee review changes in the status of identified risks, assess the changes in impact and likelihood and are briefed on any delayed mitigations. The Committee conducts detailed reviews on selected risks during the year, with discussion of those risks at a more granular level with senior managers responsible for managing and mitigating them. Risk appetite is reviewed annually by the Board to ensure that it remains appropriate and aligned with the Group's strategic objectives. Alongside a robust assessment of the Principal Risks and uncertainties facing the Group (including those that would threaten its business model, future performance, solvency or liquidity and reputation), the Board also considers emerging risks which may challenge the Group’s ability to achieve its strategic objectives in the future. Emerging risks are assessed by the Board on potential impact and likelihood and, where applicable, incorporated into the Group’s risk register with appropriate mitigating activities. Emerging risks are reviewed by the Committee twice during the year, prior to Board assessment. As part of the Board's review of risks faced by the Group, the Board considered the material climate-related risks and opportunities for the Group (discussed in the context of TCFD reporting on pages 120 to 136). In 2024, Climate Change and Circular Economy were recognised as distinct principal risks to the Group, taking into account the differing challenges and mitigation strategies in each context, enabling enhanced focus, assessment and management of the specific risks associated with Climate Change and Circular Economy. The Board and the Committee continue to monitor integration of sustainability-related risks and associated mitigation activities into the Group's risk management framework over the year. In 2024, the Committee oversaw the development of the Group's sustainability reporting programme and evaluated the outcomes of the assessment of the Group's sustainability Impacts, Risks and Opportunities (IROs) mapped across the value chain, in preparation for planned disclosure of the Group's material IROs for the 2025 financial year in alignment with EU CSRD. A consistent methodology is applied across the Group for assessment and quantification of sustainability risks and opportunities, utilising the Group's risk management framework. The previously maintained sustainability risk register has been incorporated into the Group's sustainability reporting programme. Internal controls Group operating companies and other business units are annually required to complete a controls self-assessment, called Control Navigator, of the key controls that they are expected to have in place. Its purpose is to enable them to self-assess their internal control environment, assist them in identifying any controls that may need strengthening and support them in implementing and monitoring action plans to address control weaknesses. The Control Navigator assessment is reviewed annually to ensure that it remains relevant to the business and covers all applicable key controls. In addition, at each year-end, Group operating companies and other business units are required to: – review their system of internal control, confirm whether it remains effective, and report on any specific control deficiencies and the action being taken to address them; and – review and confirm that policies and procedures to promote compliance with the SoBC are fully embedded and identify any material instances of non-compliance. The results of these reviews are reported to the relevant Regional Audit Committees or to the Corporate Audit Committee, and to the Committee, to ensure that appropriate remedial action has been, or will be, taken where necessary. The results are also considered by the SOx Steering Committee and the Disclosure Committee in determining management’s opinion on the internal controls over financial reporting (ICFR). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Audit, Risk, Internal Control Audit Committee Continued 198

Financial reporting controls The Group maintains a series of policies, practices and controls in relation to the financial reporting and consolidation process, designed to address key financial reporting risks, including risks arising from changes in the business or accounting standards and to provide assurance of the completeness and accuracy of the Annual Report and Form 20-F. The Group Manual of Accounting Policies and Procedures sets out the Group accounting policies, its treatment of transactions and its internal reporting requirements. The internal reporting of financial information to prepare the Group’s annual and half-year financial statements is signed off by the heads of finance responsible for the Group’s markets and business units. The heads of finance responsible for the Group’s markets and all senior managers must also confirm annually that all information relevant to the Group audit has been provided and that reasonable steps have been taken to ensure full disclosure in response to requests for information from the external auditors. The Committee Chair participated in the drafting and review processes for the Annual Report and Form 20-F for 2024, and engaged with the Chief Financial Officer and the Group Head of Internal Audit during the drafting and review processes. 'Fair, balanced and understandable' assessment A key focus is to assess whether the Annual Report and Form 20-F and financial statements are ‘fair, balanced and understandable’ in accordance with the 2018 Code, with particular regard to: – Fair: Consistency of reporting between the financial statements and narrative reporting of Group performance and coverage of an overall picture of the Group’s performance; – Balanced: Consistency of narrative reporting of significant accounting judgements and key matters considered by the Committee with disclosures of material judgements and uncertainties noted in the financial statements; appropriate use, prominence and explanation of primary and adjusted performance measures; and – Understandable: Clarity and structure of the Annual Report and Form 20-F and financial statements, appropriate emphasis of key messages, and use of succinct and focused narrative with strong linkage throughout the report, to provide shareholders with the information needed to assess the Group’s business, performance, strategy and financial position. SOx compliance oversight The Company is subject to certain rules and regulations of U.S. securities laws, including the U.S. Securities Exchange Act 1934 and SOx. SOx places specific responsibility on the Chief Executive and Chief Financial Officer to certify or disclose information applicable to the financial statements, disclosure controls and procedures (DCP) and internal controls over financial reporting (ICFR). This includes our Chief Executive and Chief Financial Officer giving attestations in respect of ICFR effectiveness under §404 of SOx. The Committee has oversight of processes established to ensure full and ongoing compliance with applicable U.S. securities laws, including SOx. Two committees provided assurance during 2024 with regard to applicable SOx certifications. The Disclosure Committee reviews the Company’s financial statements for appropriate disclosure, designs and maintains DCPs, and reports to, and is subject to the oversight of, the Chief Executive and the Chief Financial Officer. A sub-committee of the Disclosure Committee, the SOx Steering Committee, provides assurance that ICFR have been designed, and are being operated, implemented, evaluated and disclosed appropriately, in accordance with applicable requirements and subject to the oversight of the Chief Executive and Chief Financial Officer. The activities of this sub-committee are directly reported to the Disclosure Committee. The outputs from the Disclosure Committee and SOx Steering Committee were presented to and reviewed by the Committee. No material weaknesses were identified and the Committee is satisfied that, where areas for improvement were identified, processes are in place to ensure that remedial action is taken and progress is monitored. In 2024, the Committee also reviewed the scope of the external auditors’ SOx procedures, and received reports on their progress with their independent assessment of ICFR across the Group. Cyber Security Risk Management and Internal Controls Risk management and strategy Cyber security is crucial to the Group’s business operations, as the Group relies on information and digital technology (IDT) systems and networks to conduct core activities, such as manufacturing, distribution, marketing, customer service, R&D and financial and management reporting, amongst other core activities. The Board acknowledges that cyber security threats present significant risks to the Group’s business, reputation, financial condition and competitive position, and to the security and privacy of our consumers, employees and other stakeholders. This is particularly relevant as the Group transforms its business and introduces new technologies, such as loyalty programmes, connected technologies and other interactive platforms, which may alter its risk profile and are likely to increase the Group’s exposure to such threats. The Group implements processes to identify, assess and manage material cyber security risks. These processes are integrated into the Group’s overall risk management systems and processes, overseen by the Board and implemented by management. The Group implements various processes to manage and mitigate the material risks from cyber security threats, including: – implementing appropriate technical and organisational security measures, such as defensive technologies, encryption, authentication, and backup and recovery systems, to protect the confidentiality, integrity and availability of IDT systems and networks, and the data stored on or transmitted through them; – providing regular training and awareness programmes to Group company employees and contractors on cyber security best practices and procedures, adherence to our SoBC (including cyber security and information security requirements) and other relevant standards; – maintaining vendor management processes for key vendors, including conducting due diligence and incorporating contractual obligations, intended to ensure that third-party service providers with access to Group IDT systems and networks, or that process or store Group data, adhere to our cyber security requirements and standards; – developing, maintaining and testing thorough incident response and business continuity procedures designed to enable the Group to promptly detect, contain, analyse, report and recover from any potential or actual incidents and minimise their impact on our operations and stakeholders; – engaging external assessors, consultants and other third parties as appropriate, to support cyber security risk assessment, identification and management processes and to provide independent assurance and recommendations; and – engaging with relevant internal and external stakeholders, such as regulators, law enforcement authorities, customers and other industry stakeholders, on cyber security matters and being prepared to disclose any material cyber security risks or incidents in a timely and transparent manner. Our SoBC and Supplier Code of Conduct (discussed on page 116) both include requirements for cyber security risk management. The Group regularly reviews and updates its cyber security risk processes to support alignment with business objectives, regulatory requirements and industry standards. In view of the continued transformation of the Group’s business and evolution of the Group’s product portfolio, the Group is enhancing its digital risk management programme, including by revising its cyber security controls and incident response plan, augmenting its cyber BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 199

security team, increasing engagement across the business and extending coverage to a broadening range of solutions and technologies to improve the identification, management, monitoring and reporting of cyber risks. Feedback and learnings from audits, assessments and incident reports are reviewed and used on a regular basis to enhance the Group’s cyber resilience programme and awareness. Cyber security risk management is integrated into, and follows, the Group’s risk identification process (see page 198). Cyber security risks are integrated into the Group risk register and assessed by defined impact and likelihood categories (set out on page 198). For additional information on cyber security threats and how these could materially affect our business strategy, results of operations or financial condition, refer to the Group Principal Risk 'Cyber Security' on page 162 and Group risk factor 'Disruption to the Group's data and information technology systems' on page 416 + Governance and oversight The Board is responsible for the Group's strategy, including oversight of the Group’s IDT and cyber security strategy, and for reviewing the effectiveness of its risk management and internal control systems. On an annual basis, the Board reviews the Group risk register, which incorporates cyber security risks (discussed on pages 162, 198 to 199 and 416). Through the Audit Committee’s terms of reference, the Board has delegated certain responsibilities to the Audit Committee, including the review of the Group's risk management and internal control framework to ensure there is due process for risk identification and management, monitoring the effectiveness of material controls, reviewing the Group risk register and emerging risks, and monitoring procedures and controls for safeguarding assets including cyber security controls. The Audit Committee reviews the Group risk register twice annually and is briefed periodically on the cyber risk landscape and Group cyber resilience by the Group Chief Information Security Officer (CISO) (reporting to the Director, Digital & Information). In 2024, all Directors were briefed at an Audit Committee meeting on the cyber risk landscape and the Group’s cyber security resilience programme by the Director, Digital & Information and the Group CISO. The Audit Committee receives reports from the Corporate Audit Committee, which monitors the effectiveness of risk management and internal controls across the Group’s functions and oversees the Group’s cyber security risk management framework. The Corporate Audit Committee receives half-yearly reports from the Group CISO on current and emerging cyber security threats to the Group, measures taken to prevent, detect and respond to those threats and efficacy of cyber security controls and incident response plans. The Group maintains a dedicated cyber security team, led by the Group CISO, responsible for developing and implementing the Group’s cyber security strategy, standards and procedures, including to address any material incident that might arise. The Group's cyber security team has appropriate professional expertise, knowledge and experience in the field, including to identify, assess and manage cyber security risks, maintain appropriate security monitoring, incident response and business continuity procedures, and to implement those should an incident arise. Senior cyber security team members, including the Group CISO, all have prior relevant industry experience. The Group CISO has over 20 years of information security experience, previously serving as CISO for GSK’s Pharmaceutical, Supply Chain, and R&D divisions before joining the Group. Relevant industry certifications are also held within the cyber security team, for example, Certified Information Security Manager (CISM), Certified Information Systems Auditor (CISA), Certified in Risk and Information Systems Controls (CRISC), Certified Incident Handler, Certified Forensic Analyst and Certified Information Systems Security Professional. The team leverages professional memberships from ISACA and SANS Institute for continuous professional development. The Group's cyber security team actively monitors and evaluates the evolving cyber security threat landscape. It assesses the security posture of the Group’s IDT landscape using various tools, including vulnerability scans, penetration tests and control assessments. Specialists are engaged on an annual basis to assess the Group’s cyber security programme and identify and prioritise cyber security risks and vulnerabilities. Key findings from these assessments and incident summaries are reported periodically to the Director, Digital & Information and to the Audit Committee, accompanied by recommendations for mitigating or addressing any identified risks. Any significant cyber security incidents would be reported as soon as reasonably practicable to the Audit Committee and the Board in accordance with the Group’s incident response procedures. Annual review The Group's risk management and internal control framework enables the Board and the Committee to monitor risk and internal control management on a continuing basis throughout the year and to review its effectiveness at the year-end. With the support of the Committee, the Board conducts an annual review of the effectiveness of the Group’s risk management and internal control framework. This review covers all material controls including financial, operational and compliance controls and risk management systems. In conducting the oversight responsibilities of the Board and the Committee, both forums meet with senior management during the year to assess key judgements applied. In accordance with the 2018 Code, the Board, with advice from the Committee, has completed its review of the risk management and internal control framework as described above and is satisfied that the Group's risk management and internal control framework accords with current requirements under the 2018 Code. Looking ahead to the introduction of enhanced reporting on the effectiveness of material controls under Provision 29 of the 2024 UK Corporate Governance Code, the Committee will oversee the implementation of a programme to facilitate reporting in alignment with the new requirements from financial year 2026. Refer to the Group Principal Risks on pages 155 to 162 and Group risk factors on pages 414 to 435+ BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Audit, Risk, Internal Control Audit Committee Continued 200

Internal Audit function The Group’s Internal Audit function is responsible for carrying out risk-based audits of Group companies, business units, factories, global processes and major change initiatives. A separate Business Controls Team provides advice and guidance on controls to the Group’s business units. In July 2024, the Committee approved the introduction of a refreshed internal audit strategy to develop the firm foundations of the existing strategy in view of the evolving assurance requirements of the Group and the emergence of digital capabilities within the business and as an audit tool. The refreshed strategy emphasises assurance that is risk-focused and leverages data analytics for enhanced efficiency, within an organisation that fosters dynamic and diverse talent. The purpose, authority and responsibilities of the Group’s Internal Audit function are defined by the Committee through the Group’s Internal Audit Charter, which is reviewed by the Committee and refreshed on a three-year cycle. The Committee approved the introduction of a revised Internal Audit Charter with effect from September 2024 to reflect the Group's executive management structure and to maintain alignment with evolving market practice. Internal Audit effectiveness The Committee reviews the effectiveness of the Group’s Internal Audit function annually, supported by an effectiveness review conducted periodically by an independent third party. In 2024, the Committee's assessment of the effectiveness of the Internal Audit function was supported by an external quality assessment conducted by Deloitte LLP. This assessment was undertaken in accordance with the UK Institute of Internal Audit (IIA) standards, including interviews, analysis and peer benchmarking. Findings from the external quality assessment noted Internal Audit to be a well-defined function, reflecting a role, remit and approach that delivers value for the organisation. Taking into account the outcomes of the assessment, the Committee considers the Internal Audit function to be effective and to have the resources needed to fulfil its mandate. Recommendations to enhance the effectiveness of Internal Audit included further opportunities to optimise the use of technology and data analytics in the Internal Audit function's ways of working, and plans will be developed to address these recommendations in 2025. 2024 Internal Audit plan The Group’s Internal Audit function works to a rolling audit plan, prioritising risk areas aligned to the Group’s risk register. During 2024, progress against the Internal Audit plan was regularly reviewed with the Committee to enable monitoring of the ongoing effectiveness of audit work, with flexibility to augment coverage of internal audits in response to emerging risks where appropriate. In 2024, internal audits covered various markets and business units, manufacturing facilities and the Group’s own Leaf Operations in various locations, along with a balanced cross- section of other business activities mapped to the Group risk register, including digital network infrastructure and cyber security resilience; supply chain, route to market and IDT efficiency programmes; responsible marketing controls; and sanctions compliance procedures. Audits were conducted through a blend of on-site fieldwork and remote auditing. Audit assignments conducted during the year leveraged data analytics to optimise efficiency, effectiveness and coverage of audits, and to provide insightful assurance to business units. The Committee reviews regular summary reports from the Group Head of Internal Audit in respect of internal audits conducted during the year and findings from those audits, together with management feedback and agreed action plans established where areas for improvement are identified. The scope of each internal audit is assessed for SOx impact. Reviews of SOx controls and their effectiveness are primarily conducted by the Group’s Business Controls Team. Assurance is also undertaken by the Group’s external auditors, as referred to on page 202. 2025 Internal Audit plan The Committee has approved the 2025 Internal Audit plan and reviewed its alignment with the Group’s risk register to ensure it enables robust coverage of Group risks and balanced coverage of Group activities. The design of the 2025 Internal Audit plan reflects the refreshed Internal Audit strategy, to be aligned with the evolving assurance requirements of the Group to deliver impactful assurance with emphasis on effective use of digital capabilities and data analytics. Audit engagements will continue to combine remote fieldwork with focused site visits. and take account of assurance provided by second line of defence functions, including the Group's Business Controls, Security and Business Integrity & Compliance teams. The scope of the 2025 Internal Audit plan was validated through consideration of various perspectives, including the Group's strategic objectives, risk assessments, evolving regulatory requirements, external benchmarking, and value and volume of activities. Its scope remains risk-focused, mapped to the Group’s risk register and taking into account identified emerging risks. Internal audit engagements planned for 2025 include sustainability reporting, cyber security resilience, AI governance, sanctions and other regulatory compliance procedures, alongside robust coverage of core business activities, lines of defence and IDT infrastructure and controls. Regional and Corporate Audit Committee framework The Group’s Regional Audit Committee framework underpins the Audit Committee. It provides a flexible channel for review of risk topics relevant to each region of the Group, with committees for each of the Group's regions and for locally-listed Group entities and specific markets where appropriate. The Regional Audit Committees are supported by Risk and Control Committees established at business unit level, and within certain Group functions where applicable. This framework ensures that significant financial, social, environmental, governance and reputational risks faced by the Group are appropriately managed and that any failings or weaknesses are identified so that remedial action may be taken. The Group’s Regional Audit Committees are chaired by the Chief Executive or the Chief Financial Officer, comprise members of the Management Board and regularly attended by one or more Non- Executive Directors as observers. The Corporate Audit Committee focuses on the Group’s risks and control environment that fall outside the regional committees’ remit, including central functions, and global programmes, processes and projects. It comprises members of the Management Board and is chaired by a Regional Director or the Chief Operating Officer. One or more of the Non‑Executive Directors also regularly attend meetings of the Corporate Audit Committee as observers. External and internal auditors attend meetings of these committees and have private audiences with members of the committees after meetings as needed. Additionally, central, regional and individual market management, along with internal audit, support the Board in its role of ensuring a sound control environment. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 201

External Auditors The Committee, on behalf of the Board, is responsible for the relationship with the external auditors. KPMG LLP (KPMG) were initially appointed as the Company’s auditors with effect from 23 March 2015, following a competitive tender process carried out in 2015. During 2023, the Committee conducted a formal tender process in respect of the external audit for the 2025 financial year. Following this tender process, the Board accepted the recommendation of the Committee to appoint KPMG as the external auditor for financial year 2025. The Board considers it is in the best interests of the Company’s shareholders for KPMG to be appointed as external auditor for the next financial year and a resolution proposing KPMG's appointment will be put forward to shareholders at the 2025 AGM. The conduct of the external audit tender process for the 2025 financial year is discussed in full on page 167 of the Annual Report and Form 20-F for 2023. UK Competition and Markets Authority Audit Order The Company has complied with the Statutory Audit Services Order issued by the UK Competition and Markets Authority for the financial year ended 31 December 2024. Ways of working The external auditors report to the Committee in depth on the work programme, scope and outcomes of the annual audit, including their procedures in relation to internal controls over financial reporting. There is regular and open communication between the Committee and the external auditors and with management. The Committee reviews and discusses the external audit plan and the external auditors’ assessments of management's proposed treatment of significant transactions and accounting judgements, inviting challenge and giving due consideration to points raised by the external auditors. During the year, the Committee also met independently with the external audit partner after every Committee meeting. Outside of Committee meetings, the Committee Chair, the Chief Financial Officer, the Director, Legal & General Counsel, the Group Head of Internal Audit and the Company Secretary all meet with the external auditors regularly throughout the year to discuss relevant issues and the progress of the external audit. Any significant issues are also included on the Committee’s agenda. Further, access to personnel and records across the Group is facilitated as required to enable the external auditors to conduct the external audit. External auditor effectiveness The Committee carries out an annual assessment of the external auditors, including their expertise, qualification and resources, their objectivity and independence, and the quality and effectiveness of the audit process. This assessment takes into account the Committee’s interactions with, and observations of, the external auditors and a range of other factors, including: – experience and expertise of the external auditors in their communications with the Committee; – their mindset, objectivity and approach to challenging management’s assumptions and judgements where necessary; – the effectiveness and efficiency of the external auditors in completing the agreed external audit plan and whether that plan has been met; – their approach to handling significant audit and accounting judgements; – content, quality and robustness of the external auditors’ reports; – the Committee's review of the content of the external auditors' management letter, and other communications with the Committee, to assess their understanding of the business and whether recommendations have been acted on (or if not, the reasons why not acted on); – provision by the external auditors of non-audit services, discussed below, and other matters that may impact on their independence; and – relevant reviews and reports issued by external regulatory bodies, including the FRC and the PCAOB. Audit Committees and the External Audit Minimum Standard The Company and its Audit Committee apply the 'Audit Committees and the External Audit: Minimum Standard' (Standard), published by the FRC in May 2023. This Annual Report and Form 20-F, and in particular this Audit Committee report, sets out how the Standard has been applied during the year. Pages noted below refer to specific discussion relevant to the application of the Standard in this Annual Report and Form 20-F. Responsibilities The Committee's responsibilities are set out in its terms of reference, available at www.bat.com/governance. An overview of the Committee's responsibilities is provided at page 172 and the Committee's work programme for the year is discussed at page 195. The Chair of the Committee provides a briefing to the Board following each Committee meeting covering the Committee's activities, including how it has undertaken its responsibilities in relation to the external audit. The annual investor engagement programme provides a range of opportunities for shareholders to engage with the Company on governance topics, including the scope of the external audit. The Chair and other members of the Committee are available to meet with major shareholders on request. There were no requests from shareholders in 2024 for any specific matters to be covered in the audit. Oversight of auditors and audit The Committee is responsible for overseeing and assessing the external audit and the external auditors. The Committee's approach to reviewing the effectiveness of the external audit process and the external auditors' independence and objectivity is discussed at page 202. The Group maintains an Auditor Independence Policy set out at page 203 and its application is overseen by the Committee. The external auditors provided certain non-audit services to the Group during the year. Information on how auditor independence and objectivity are safeguarded is provided on pages 202 to 204. The Committee has reviewed the FRC's audit quality inspection and supervision report issued in July 2024 in respect of KPMG and discussed the findings of that report with the External Audit Partner. Tendering The Committee's approach to carrying out its responsibilities in relation to the external audit tender process for the 2025 financial year is discussed in full on page 167 of the Annual Report and Form 20-F for 2023. As announced in the Company's Half-Year report to 30 June 2023, the Board has accepted the recommendation of the Committee to appoint KPMG as the external auditor for financial year 2025 and a resolution proposing this appointment will be put forward to shareholders for approval at the 2025 AGM. Reporting The work of the Committee during the year is set out in the Audit Committee's report, including significant issues that the Committee considered in relation to the financial statements at page 196. An explanation of the application of the Group's accounting policies is provided in the Notes on the Accounts at pages 269 to 273. There were no regulatory inspections in relation to the Company's financial statements or audit for financial year 2023. Information about the review of the Company's Annual Report and Accounts to 31 December 2022 conducted by the FRC is provided in the Annual Report and Form 20-F for 2023. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Audit, Risk, Internal Control Audit Committee Continued 202

The Committee’s assessment is further informed by feedback from the Group's Internal Audit function and from a survey completed by members of the Group’s senior management to obtain their perspectives on the effectiveness and quality of the external auditors’ work. There were no material issues or risks to external audit quality identified through the external auditor effectiveness review in 2024. Actions identified through the review have been discussed between the external auditors and management and taken into account for planning for the following annual audit. The Committee is satisfied with the qualification, expertise and resources of KPMG as external auditors, that they have demonstrated an appropriate degree of objectivity and that their independence is not in any way impaired by non-audit services which they provide. Audit Partner Rotation The tenure of the current external audit partner, Mr Philip Smart, commenced from the start of the audit for the financial year 2021. Audit Partner rotation is implemented in accordance with the requirements of the FRC Ethical Standard and the U.S. SEC independence rules on partner rotation. External audit fees The Committee is responsible for approving the terms of engagement and remuneration of the external auditors and has approved KPMG's terms of engagement and level of fees for 2024. The Committee reviews a schedule identifying the total fees for all audit and audit-related services, tax services and non-audit services expected to be undertaken by the external auditors in the following year. Tax services and other non-audit services in excess of the thresholds in the Auditor Independence Policy must be itemised. Updated schedules are also submitted to the Committee at mid- year and year-end, so that it has full visibility of the Group spend on services provided by the Group’s external auditors. A breakdown of audit, audit-related, tax services and non-audit fees paid to KPMG firms and associates in 2024 is provided in note 6(m) in the Notes on the Accounts and is summarised as follows: Services provided by KPMG and associates 2024 2024 £m 2023 £m Audit services 21.6 20.8 Audit of defined benefit schemes 0.3 0.2 Audit-related assurance services 6.8 6.9 Total audit and audit-related services 28.7 27.9 Other assurance services 0.7 0.9 Tax advisory services — — Tax compliance — — Other non-audit services — — Total non-audit services 0.7 0.9 Note: In 2024, non-audit fees paid to KPMG amounted to 2.4% of the audit and audit‑related assurance fees paid to them (2023: 3.2%). All audit and non-audit services provided by the external auditors in 2024 were pre-approved in accordance with the Group Auditor Independence Policy. Group Auditor Independence Policy (AIP) The Group has an established AIP which was updated with effect from 10 December 2024 to take account of developments in regulatory guidance and market practice. The AIP reflects the requirements of applicable regulations, to safeguard the independence and objectivity of the Group’s external auditors and to specify the approval processes for the engagement of the Group’s external auditors to provide audit, audit-related and permissible non-audit services. The key principle of the AIP is that the Group’s external auditors may only be engaged to provide services where the provision of those services does not impair auditor independence and objectivity. The Committee recognises that using the external auditors to provide services can be beneficial given their detailed knowledge of our business. However, the AIP does not permit the Committee to delegate its responsibilities to the external auditors and the external auditors are only permitted to provide audit, audit-related and permissible non-audit services in accordance with the AIP. The AIP does not permit the external auditors to maintain a financial, employment or business relationship with any Group company, or provide services to any Group company, which: – creates a mutual or conflicting interest with any Group company; – places the external auditors in the position of auditing their own work; – results in the external auditors acting as a manager or employee of any Group company; or – places the external auditor in the position of advocate for any Group company. Audit services are approved in advance by the Committee on the basis of an annual engagement letter and the scope of audit services is agreed by the Committee with the external auditors. Subject to the restrictions specified in the AIP, the external auditors may also provide certain permissible non-audit services with prior approval in accordance with the AIP. The requirement for appropriate prior approval of permissible non-audit services may be waived only if the aggregate amount of all permissible non- audit services provided is less than 5% of the total amount paid to the external auditors during the reporting year, where those services were not recognised to be non-audit services at the time of engagement, and provided those permissible non-audit services are promptly brought to the attention of the Committee and their provision is approved prior to completion of the audit in the relevant reporting year. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 203

The provision of permissible non-audit services must be put to tender if expected spend exceeds limits specified in the AIP, unless a waiver of this requirement, in accordance with the terms of the AIP, is agreed by the Chief Financial Officer and notified to the Committee. The AIP: – requires appropriate prior approval for all audit, audit-related and permissible non-audit services, except in respect of permissible non-audit services falling within the exceptions described above; – prohibits the provision of certain types of services by the external auditors, including those with contingent fee arrangements, expert services unrelated to audit and other services prohibited by U.S. securities laws, the PCAOB and/or the FRC; – prohibits the Chief Executive, Chief Financial Officer, Group Financial Controller and Group Chief Accountant (or any person serving in an equivalent position) from having been employed by the external auditors in any capacity in connection with the Group audit for two years before initiation of an audit; – specifies requirements in respect of audit partner rotation, including for both the lead and the concurring external audit partners to rotate off the Group audit engagement at least every five years, and not to recommence provision of audit or audit- related services to the Group for a further five years; and – provides authority for the Committee to oversee any allegations of improper influence, coercion, manipulation or purposeful misleading in connection with any external audit, and to review any issues arising in the course of engagement with the external auditors. Group Standards of Business Conduct The SoBC requires all staff to act with a high degree of business integrity, comply with applicable laws and regulations, and ensure that standards are never compromised for the sake of results. All Group companies have adopted the SoBC or local equivalent. Every Group company and all staff worldwide, including senior management and the Board, are expected to adhere to the SoBC or local equivalent. The SoBC and the Group’s Delivery with Integrity compliance programme are discussed on pages 118 to 119. The Committee is responsible for monitoring compliance with the SoBC, and reports on this to the Board. Information on compliance with the SoBC is gathered at a regional and global level and reports of SoBC allegations, including details of the channels through which allegations are reported, are provided on a regular basis to the Regional Audit Committees, Corporate Audit Committee, and to the Committee. A breakdown of SoBC contacts and SoBC allegations reported across the Group in 2024 is set out on page 118. The SoBC and information on the total number of SoBC contacts and SoBC allegations reported in 2024 (including established breaches) is available at bat.com/sobc + Speak Up The Group maintains Speak Up channels which enable concerns regarding SoBC compliance matters, including concerns about possible improprieties in financial reporting, to be raised in confidence (and anonymously should an individual wish) without fear of reprisal. Further information about these Speak Up channels is set out on page 118. The SoBC includes the Group’s Speak Up policy, which is supplemented by local procedures throughout the Group that provide staff with further guidance on reporting matters and raising concerns, and the channels through which they can do so. The Board periodically reviews the Group’s Speak Up policy and reports arising from Speak Up channels. The Speak Up policy was revised with effect from 1 January 2024 and introduced as part of the revised SoBC (discussed on page 118). The Board is satisfied that the Group’s Speak Up policy and procedures enable proportionate and independent investigation of matters raised, and ensure that appropriate follow-up action is taken. Read more about Speak Up channels and Speak Up reports on pages 118 to 119+ Code of Ethics for the Chief Executive and Senior Financial Officers The Company has adopted a Code of Ethics applicable to the Chief Executive, the Chief Financial Officer and other senior financial officers, as required by U.S. securities laws and NYSE listing standards. No waivers or exceptions to the Code of Ethics were granted in 2024. Political contributions The Group does not make contributions to UK political organisations or incur UK political expenditure. The total amount of political contributions made to non-UK political parties in 2024 was £23,922,755 (2023: £6,044,775) as follows: Reynolds American Companies reported political contributions totalling £23,922,755 (US$30,573,281) for the full year 2024 to U.S. political organisations and to non-federal-level political party and candidate committees in accordance with their contributions programme. No corporate contributions were made to federal candidates or party committees and all contributions were made in accordance with applicable laws. All political contributions made by Reynolds American Companies are assessed and approved in accordance with Reynolds American’s policies and procedures to ensure appropriate oversight and compliance with applicable laws. In accordance with the U.S. Federal Election Campaign Act, Reynolds American Companies continue to support an employee- operated Political Action Committee (PAC), a non-partisan committee registered with the U.S. Federal Election Commission that facilitates voluntary political donations by eligible employees of Reynolds American Companies. According to U.S. federal finance laws, the PAC is a separate segregated fund and is controlled by a governing board of individual employee-members of the PAC. In 2024, Reynolds American Companies incurred expenses, as authorised by U.S. law, in providing administrative support to the PAC. No other political contributions were reported. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Audit, Risk, Internal Control Audit Committee Continued 204

Our new Remuneration Policy will drive the Group’s ambition to transform into a predominantly smokeless business, strengthen the focus on the continued transformation of our portfolio, incentivise the financial performance of the Group, support value delivery to shareholders and attract and retain high-calibre talent. Kandy Anand Chair of the Remuneration Committee Remuneration Committee current members Kandy Anand (Chair) Karen Guerra Murray S. Kessler Serpil Timuray The 2024 Directors’ Remuneration Report has been prepared in accordance with the relevant provisions of the Companies Act 2006 and as prescribed in The Large and Medium-sized Companies and Group (Accounts and Reports) Regulations 2008 (the UK Directors’ Remuneration Report Regulations). Remuneration Committee terms of reference The Committee’s terms of reference align with the UK Corporate Governance Code. Revised terms of reference were introduced with effect from 1 August 2024. For the Committee’s terms of reference see www.bat.com/governance+ Introduction On behalf of the Board, I am pleased to present to you the Directors’ Remuneration Report for the year ended 31 December 2024. This is my first report since being appointed Chair of the Remuneration Committee in April last year and I would like to thank my Board colleagues for their support and to acknowledge my predecessor, Dimitri Panayotopoulos, for his leadership of the Committee. This year we will be asking shareholders to vote on three resolutions at our 2025 AGM: – Our new Directors’ Remuneration Policy (the ‘Remuneration Policy’), which outlines the remuneration framework that will apply to the Executive Directors, Non-Executive Directors and the Chair, following approval by shareholders (set out on pages 217 to 226); – The 2024 Directors’ annual report on remuneration, which sets out remuneration outcomes for 2024 and explains how the current remuneration policy has been implemented in 2024 (set out on pages 227 to 246); and – The new 2025 British American Tobacco p.l.c. Performance Share Plan (the “PSP”) rules which will replace the existing BAT 2016 LTIP which expires next year (further information is provided in the Notice of AGM). In 2024, we were delighted to welcome Soraya Benchikh back to the Group as our Chief Financial Officer and Executive Director, completing appointments to the Management Board team. Our refined strategy was launched during 2024, with a clearer articulation of our vision and a greater focus on quality execution and delivery, which has guided our continued transformation. It was a year to build, invest, innovate and refine for a sustainable future. Our continued transformation this year added more consumers to our Smokeless products, which now account for 17.5% of Group revenues. We made further progress increasing profitability across New Categories, delivering an increase in New Categories contribution of £251 million on an organic basis (at constant FX). Despite a challenging macro-economic environment and growing presence of illicit products in the top markets, the resilience of BAT was reflected in our 2024 performance. We are tremendously proud of the efforts made by the Group’s employees and management teams. Our results are a reflection of the hard work and commitment from our people throughout the Group. Our focus during 2024 During 2024, the Committee has conducted a comprehensive review of the current Directors’ Remuneration Policy, which has focused on ensuring the new Remuneration Policy supports the following strategic ambitions: – Growth of New Category products – Responsible transition from Combustibles – Stewardship of the Group’s transformation – Delivery of financial performance and sustainable returns to shareholders Our priority has been to ensure that the new Remuneration Policy: – Creates close, long-term links between the Group’s senior management and our shareholders. – Supports our need to compete for, attract and retain talent in the international market. – Directly supports Group strategy delivery and our A Better Tomorrow™ agenda, by rewarding high levels of sustainable long-term performance in both an appropriate and competitive manner. – Is informed by shareholder perspectives, both from our engagement during 2024 and our last engagement on policy during 2021. – Continues to incorporate best practice policy features. A changing business and talent landscape BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Annual Statement on Remuneration 205

Our transformation journey is seeing the Group evolve from being a predominantly single-category combustibles business to a company with a global footprint and a multi-category product portfolio. We now manage five product categories, with 17.5% of revenues delivered from our Smokeless products and overall revenue growth of 75% since 2016. The Group is now a significantly larger and more complex organisation, particularly following the acquisition of Reynolds American Inc. in 2017. Circa 44% of Group revenues and 54% of Group adjusted profit from operations are derived from the U.S. market. We compete for talent in over 100 markets, with the U.S. and UK being our largest talent hubs, hosting circa 60% of the Group’s senior leadership. Most of our key talent competitors are headquartered outside of the UK and this is reflected in our talent inflow to BAT: over the last three years, at least one-third of all our senior hires have joined the Group from U.S. companies. Our transformation agenda has a clear influence on our talent strategy. New capabilities are essential to support the Group’s increasingly diverse operations, which requires diversification in the talent sectors from which we recruit. Capability areas such as scientific research, product design and technical innovation, digital and data science, to name a few, are fundamental to the Group’s transformation. Consequently, over the last four years, we have seen an increasing inflow of talent from consumer electronics, technology, and pharmaceutical companies in addition to consumer goods. Similarly, we have lost talent to those sectors. The increasingly competitive global market for senior talent has resulted in upwards pressure on pay. This has become more evident as we bring more senior external hires into the Company. With many U.S.-based candidates we observe that pay disparities are particularly evident with incentive opportunities, which tend to be far above typical UK levels. These changes in our competitive landscape have required several changes to the Group’s compensation programme, below the Executive Directors, in order for us to be able to compete for talent across senior management levels. Since 2020, the Group has increased incentive opportunities across senior management levels on two occasions, re-designed its short-term incentives (“STI”) to become more competitive and market relevant and redesigned its long-term incentives (“LTI”) with the same objectives. These changes, while absolutely necessary, have created a pay compression challenge for the Group. Incentive opportunities for the Chief Executive were last reviewed nine years ago, in 2016. The current remuneration policy now limits our ability to develop appropriately leveraged and differentiated pay for performance, both for the Executives and the wider senior leadership population. Consequently, the Group carries a risk with talent attraction, retention and succession planning in what is an international market and a challenging category. While these competitive headwinds have not yet resulted in higher employee turnover for the Group, we do experience an elevated vacancy rate across senior management levels, with lengthening times to hire. These changes in the Group’s business and the competitive pressures in the talent marketplace have been key influences behind the proposals to adjust incentive opportunities for the Executive Directors, which are covered in further detail in the next section. New Remuneration Policy The Committee commenced its review of the Directors’ Remuneration Policy in early 2024. Initially a range of different incentive structures were considered recognising the diverse range of remuneration frameworks used by companies within our international peer group. It was however determined that overall the current incentive structure remains appropriate, with our long- term incentive plan continuing to operate as a performance share plan for the Executive Directors. The Committee believes this simple structure is straightforward, performance led and provides the best means to align the interests of the Executive Directors with those of our shareholders. The Committee consulted with shareholders and their representatives on the following four key changes to the Remuneration Policy: – Increase in incentive plan opportunities to appropriately reflect the size, scope and complexity of BAT and support the Group’s talent strategy as we transform. STI maximum opportunity (% of salary) LTI maximum opportunity (% of salary) Chief Executive No change (remains at 250%) Increase from 500% to 600% Chief Financial Officer Increase from 190% to 200% Increase from 400% to 450% – Increase in shareholding requirements in line with the proposed LTI maximum opportunity levels (600% and 450% of salary for the Chief Executive and Chief Financial Officer, respectively). – Rebalancing of the mandatory level of deferral in the STI to 25% for Executives who have met their minimum shareholding requirement, while maintaining a default deferral level of 50% for those who have not yet achieved this threshold. – Alignment of the level of LTI vesting at threshold for the Executive Directors with that of all other LTI participants, from 15% to 20%. The proposed change would remove an internal anomaly and align the level of vesting at threshold with prevailing market practice in the UK. This proposal was withdrawn following discussions with shareholders. As set out on page 212, the overall resultant package is positioned around mid-market levels for the Chief Executive and below mid- market levels for the Chief Financial Officer, compared to our International Pay Comparator Group. The incentive increases will be accompanied by a cap on salary increases for the Chief Executive, which will be held at or below the UK employee average for the lifetime of the new Remuneration Policy. In addition, the review focused on implementation of the Remuneration Policy including the composition of our International Pay Comparator Group and specific performance measures for 2025. In relation to our International Pay Comparator Group, several companies (including a number of larger US companies) have been removed to better reflect the market within which BAT competes for senior talent. Changes are also proposed to performance measures and weightings for 2025, to ensure our incentives continue to support the Group’s ambition to transform into a predominantly smokeless business with a greater balance between top and bottom-line delivery, and a focus on returns on incremental investment as we continue to transform and invest in new products and innovations. Specifically, through the review of the Remuneration Policy, we have sought to: – Strengthen the focus on improving profitability in New Categories. – Ensure there is an increased emphasis on the continued transformation of our portfolio. – Incentivise the financial performance of the Group. – Improve our ability to compete for, attract and retain talent in the international market. The proposed changes represent an evolution of the current Remuneration Policy and its implementation rather than a fundamental reset. The Committee will however keep the Remuneration Policy under review to ensure it continues to support the Group’s transformation and long-term value creation for all stakeholders. The Remuneration Policy will be subject to shareholder approval at the 2025 AGM. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Annual Statement on Remuneration Continued 206

Shareholder engagement The latter part of 2024 was dedicated to a programme of engagement with shareholders on the proposals. We have engaged with shareholders representing circa 60% of our issued share capital, together with The Investment Association, Institutional Shareholder Services and Glass Lewis. Our programme of engagement has helped to refine and improve proposals and ensure that changes to the Remuneration Policy and its implementation are focused and relevant. Initial feedback indicated: – That shareholders were broadly supportive of the proposal to increase incentive opportunities in the context of our transformation journey and our strong focus on pay for performance. – That proposals to strengthen the focus on New Categories contribution to Group profitability within the STI and the LTI are timely and relevant for the Group. – There were opportunities to reconsider the balance and weighting between metrics in both the STI and LTI and some specific performance conditions. Consequently, some changes to the original proposals, as further listed below, have been made for 2025. – There were opportunities to reconsider the increase in LTI threshold vesting given the proposed increases in LTI opportunity. Recognising this feedback, the Committee decided to retain threshold vesting at 15% and not implement the originally proposed change to 20%. The tables that follow summarise the proposals put forward by the Committee during the engagement, the key points of feedback received from shareholders and advisory bodies, and the changes made by the Committee taking into account the feedback received. Short-Term Incentive Plan (STI) Engagement with shareholders has focused on opportunities to strengthen the emphasis on New Categories contribution to Group profitability, together with the incentivisation of the continued financial performance of the Group. The Committee considers that the proposed changes outlined below will strengthen alignment with the Group’s long-term strategy delivery and the interests of shareholders. Summary of changes 2024 measures Original proposal for 2025 Final proposal for 2025 Volume Share Growth 10% Total Revenue Growth 10% Total Revenue Growth 10% Adjusted Profit from Operations 25% Adjusted Profit from Operations 25% Adjusted Profit from Operations 30% Adjusted Cash Generated from Operations 30% Adjusted Cash Generated from Operations 25% Adjusted Cash Generated from Operations 25% Transformation metrics Transformation metrics New Categories Revenue Growth 15% New Categories Revenue Growth 15% New Categories Revenue Growth 12.5% New Categories Contribution 20% New Categories Adjusted Gross Profit Margin 15% New Categories Adjusted Gross Profit Margin 12.5% Sustainability – Climate 10% Sustainability – Climate 10% 1. Introduction of ‘Total Revenue Growth’ metric Proposed change and rationale Shareholder feedback The introduction of ‘Total Revenue Growth’ with a 10% weighting, replacing the ‘Volume Share Growth’ metric. This metric will incentivise optimal value delivery from the traditional business together with continued growth in New Categories, in the context of changing market and consumer dynamics. Shareholders have welcomed the introduction of ‘Total Revenue Growth’ to the STI as a relevant metric alongside profit and cash delivery. Some shareholders wanted to understand the rationale to move away from ‘Volume Share Growth’, as this metric was a well- established feature of the STI. Committee response We have discussed with shareholders that the new metric is preferable as it supports a balanced focus across the Group’s entire portfolio, recognising both current and future sources of value. The ‘Volume Share Growth’ metric had some inherent limitations in measuring performance across combustibles and heated products only. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 207

2. Introduction of ‘New Categories Adjusted Gross Profit Margin’ metric Proposed change and rationale Shareholder feedback The introduction of ‘New Categories Adjusted Gross Profit Margin’ with a 12.5% weighting. This metric will support the improvement in the profitability of New Categories as we continue the transformation and premiumisation of our portfolio. Shareholders have been supportive of the introduction of this new metric. Some shareholders wanted to understand if this new metric had replaced the focus on New Categories Contribution in the Group's incentive plans. Committee response The Committee understands the feedback from shareholders and has ensured that there is a continued focus on New Categories Contribution, which now features in the LTI as part of the ‘New Categories Contribution Margin’ metric. Full information on the New Categories Adjusted Gross Profit Margin is available in our financial disclosures, providing shareholders with information on our performance. Further details are provided in the Quality Growth section starting from page 26 and in the non-GAAP measures section starting on page 399. 3. Introduction of ‘Sustainability – Climate’ metric Proposed change and rationale Shareholder feedback The introduction of the ‘Sustainability – Climate’ metric, with a 10% weighting. The reduction in greenhouse gas emissions is a significant matter for the Group, as reflected in our annual double materiality assessment. This metric directly supports our stated ambition to reduce Scope 1 and 2 emissions from our operations by 50% by 2030 and is directly linked to our externally reported targets. Shareholders have broadly been supportive of the introduction of this new metric. Some shareholders wanted to understand why the STI was selected, rather than the LTI, whether other sustainability metrics were considered, such as supply chain labour standards or circularity, and sought confirmation that performance would be subject to a quantitative assessment. Committee response The Committee did consider several options for sustainability metrics. The possible adoption of a climate metric was raised by shareholders during our 2021 policy engagement. We have returned to this proposal, as the Group now has a well-established externally reported metric to measure performance in this area. Alternative metrics such as supply chain labour standards and human rights were not considered as appropriate for incentive plans. The Group has made significant inroads in reducing instances of child labour in our supply chain, and our due diligence processes and ongoing independent assessments will provide ongoing focus in this important area; please refer to page 109 for further details. The Committee recognises the importance of circularity, recycling of materials and the reduction of virgin raw materials in our products. At the present time the Company is looking to establish robust measures of performance in this area. Consequently, the introduction of a circularity metric would be premature at this stage. This will be kept under review, for consideration in the future. The inclusion of the climate metric in the STI at this stage supports performance in managing an important sustainability matter in the Group’s business. The STI allows for a straightforward assessment of progress year-on-year, against quantitative and reported targets. Significantly, inclusion in the STI will generate substantial reach throughout BAT, promoting alignment with circa 19,000 participants in the plan. 4. STI metrics and weightings Proposed change and rationale Shareholder feedback The STI has been constructed with an allocation of metrics to support the Group’s financial performance, complemented by a discrete group of metrics which are relevant to the continued transformation of the business. Minor adjustments were proposed between the weightings of metrics, with a slightly lower weighting attached to the adjusted profit and cash metrics (50% in aggregate versus 55% in aggregate in the current plan). Shareholders have broadly been supportive of the allocation of metrics between supporting financial delivery and the continued transformation of the Group. Some shareholders did express a preference for some re-weighting from the transformation metrics to Adjusted Profit from Operations. Committee response The Committee has considered the feedback carefully and understands the views of shareholders and the interest in retaining an appropriate weighting towards financial performance. Consequently, the Committee has decided to make an adjustment to weightings between metrics; the ‘New Categories Revenue Growth’ metric will be re-weighted from 15% to 12.5%, the New Categories Adjusted Gross Profit Margin metric will be re-weighted from 15% to 12.5% and the ‘Adjusted Profit from Operations’ metric will be re-weighted from 25% to 30%, retaining a total weighting of 55% on adjusted profit and cash metrics in line with the current plan. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Annual Statement on Remuneration Continued 208

Performance Share Plan (PSP) Engagement with shareholders has focused on opportunities to strengthen the emphasis on portfolio transformation, together with the incentivisation of the continued financial performance of the Group. The Committee considers that the proposed changes outlined below will strengthen alignment with the Group’s long-term strategy delivery and the interests of shareholders. Summary of changes 2024 measures Original proposal for 2025 Final proposal for 2025 Relative TSR 20% Relative TSR 20% Relative TSR 20% EPS (current / constant) 30% EPS at constant rates 20% EPS at constant rates 25% Operating Cash Flow Conversion 20% Operating Cash Flow Conversion 20% Operating Cash Flow Conversion 20% Transformation metrics Transformation metrics New Categories Revenue Growth 15% Smokeless Revenue / Total Revenue 10% Smokeless Revenue / Total Revenue 10% Revenue Growth 15% New Categories Spend Effectiveness 15% New Categories Contribution Margin 10% Return on Capital Employed 15% Return on Capital Employed 15% 1. ‘Earnings per share at constant rates’ metric Proposed change and rationale Shareholder feedback The ‘Earnings per share’ metric is retained but its operation simplified to constant rates only, thereby focusing on performance as a result of management decisions. The Group has a substantial international presence and sterling, being the Group’s reporting currency, has experienced significant fluctuations as a result of various economic factors which are outside of management’s control. Re-positioning to constant rates provides a continued focus on quality earnings delivery, based on management’s performance. This metric aligns the Group’s approach with that of comparable multinationals, including tobacco peers. The majority of shareholders have expressed comfort with the re- positioning of the EPS metric to constant rates, recognising the fact that this centres the metric on performance arising from management decisions. Some shareholders have expressed a preference for a higher weighting to attach to the EPS metric. Committee response The Committee is satisfied that EPS at constant rates is the appropriate metric to focus on quality of earnings delivery as this eliminates foreign exchange volatility from the translation of local currency results to sterling. Transactional foreign exchange is not eliminated as this is deemed to be a cost of operations when acquiring foreign currency denominated inputs as part of our operations. The EPS performance measured at constant rates approach is aligned with that taken by other multinationals and other tobacco peers. Shareholder feedback on the weighting that attaches to the metric is understood, a proposed change in weighting is detailed on page 210. 2. Introduction of ‘Smokeless Revenue / Total Revenue’ metric Proposed change and rationale Shareholder feedback As a Group we are committed to becoming a predominantly Smokeless business, targeting 50% of our revenues from Smokeless products by 2035. This metric directly supports this strategic ambition and incentivises the continued transformation of our portfolio and changes in sources of revenue. The majority of shareholders have expressed comfort with the introduction of this new metric, recognising its importance in supporting the Group’s ambition to become a predominantly Smokeless business. Committee response The Committee is satisfied that this metric is strongly aligned with the Group’s strategy. The metric incentivises the continued transformation of our portfolio and any risk of underperformance in the traditional business’s flattering performance is addressed through the presence of Total Revenue Growth, Profit, Cash and EPS metrics in the STI and PSP. 3. Introduction of ‘New Categories Contribution Margin’ metric Proposed change and rationale Shareholder feedback As part of the Group’s strategic ambition of delivering ‘Quality Growth’, the Committee had proposed the introduction of a New Categories Spend Effectiveness metric. The metric looked to assess the effectiveness of our New Categories investments and encourage focus and discipline with geographic expansion plans and new product introductions. While shareholders have understood the rationale for this new metric, several have wanted to understand the basis of measurement for this new metric, the ease with which performance delivered may be understood and the extent to which financial disclosures will support a straightforward appraisal of performance. Committee response The Committee appreciates the feedback provided by shareholders and has decided to reposition the metric to 'New Categories Contribution Margin'. This metric will incentivise continued profitable growth in the New Categories business, as per our 'Quality Growth' agenda, and performance can be easily understood, supported by our financial disclosures. Further details can be found starting on page 399. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 209

4. Introduction of ‘Return on Capital Employed (ROCE)’ metric Proposed change and rationale Shareholder feedback Capital effectiveness, continuing a disciplined approach to capital allocation and debt management, is critical to our business. Its inclusion in the PSP will incentivise effective value creation and support allocation to shareholders, the business and to fund M&A opportunities as appropriate. The metric is an existing, reported measure of the Group’s performance. Shareholders have welcomed the introduction of this metric; the potential inclusion of ROCE has been an ongoing discussion with shareholders since the 2021 engagement on policy. Some shareholders have raised the basis of measurement for ROCE, specifically in relation to how any adjustments for amortisation and goodwill impairment will be managed consistently in both the Group’s profit delivery and the capital base. Committee response The Committee appreciates the feedback provided by shareholders and the importance of consistency in how performance is viewed under this metric. Group performance will be measured in line with the Group’s financial reporting standards to maintain consistency with our wider disclosures. Material events (e.g. material impairments and/or acquisitions) will be reported to and considered by the Committee, should they arise, as part of the assessment of the Group’s underlying performance. Measurement of performance is based on an average growth rate over the 3-year performance period to moderate potential foreign exchange rate fluctuations which may impact the ROCE in a specific year. 5. PSP metrics and weightings Proposed change and rationale Shareholder feedback The PSP has been constructed with an allocation of metrics to support the Group’s financial performance, complemented by a discrete group of metrics which are relevant to the continued transformation of the business. Adjustments were proposed between the weightings of metrics, with a slightly lower weighting attached to the EPS and cash metrics (40% in aggregate versus 50% in aggregate in the current plan). Shareholders have broadly been supportive of the allocation of metrics between supporting financial delivery and the continued transformation of the Group. Several shareholders did express a preference for some re-weighting from the transformation metrics to the EPS at constant rates metric. Committee response The Committee has considered the feedback carefully and understands the views of shareholders and the interest in retaining an appropriate weighting towards financial performance. Consequently, the Committee has decided to make an adjustment to weightings between metrics; the ‘New Categories Contribution Margin’ metric will be re-weighted from 15% to 10% and the ‘EPS at constant rates’ metric will be re-weighted from 20% to 25%, retaining a total weighting of 80% on financial metrics. International Pay Comparator Group We have updated our International Pay Comparator Group to appropriately reflect the talent marketplace within which BAT competes. The pay comparator group is also used for the broader management population. Company selection is based on a number of factors, including whether individual businesses are a source of relevant capabilities to BAT, their size, scale, geographical footprint, evidence of talent interaction with BAT over time (recruitment, attrition) and comparability of pay practices. Consequently, the following companies were removed from our pay comparator group: Anheuser-Busch InBev, Accenture, Colgate-Palmolive, Johnson & Johnson and Microsoft. Shareholder feedback Shareholders have been supportive of the proposed changes, recognising that the resulting group is primarily weighted towards consumer goods companies and tobacco peers, with a balanced representation between the UK, Europe and the U.S. Some shareholders did want to better understand the relevance of sectors such as technology and the pharmaceutical sector to BAT and some did express a preference to remove Salesforce from the comparator group. Committee response The Committee is satisfied that the revised comparator group encompasses sectors which reflect the Group’s capability requirements and the talent marketplace within which BAT competes. The balanced mix of UK, European and U.S. companies, approximately a third each, reflects the internationality of the Group and the significance of the U.S. to our business, representing potential sources of recruitment or attrition. The Committee has considered further the evidently higher pay practices which are typical in the U.S. market and the feedback from shareholders and has decided to also remove Salesforce from the comparator group. The constituents of the International Pay Comparator Group will be kept under review and may be updated by the Committee from time to time. The revised peer group is shown below. Peer Group UK Europe U.S. AstraZeneca, Diageo, GlaxoSmithKline, Imperial Brands, Reckitt Benckiser, Unilever, Vodafone Bayer, Danone, Heineken, L'Or&eacute;al, LVMH, Nestl&eacute;, Novartis, Siemens Altria, Coca-Cola, Kraft Heinz, Mondelēz International, Nike, PepsiCo, Procter & Gamble, Philip Morris International BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Annual Statement on Remuneration Continued 210

Incentive plan opportunities We have explored with shareholders how the challenges posed by the competitive environment may be addressed in a thoughtful and appropriate way. The Committee has considered the matter carefully and is acutely aware of the sensitivities related to the quantum of executive remuneration. It is important that the Remuneration Policy appropriately reflects the size, scope and complexity of the Group and supports talent engagement to lead the next stage of BAT's transformation, particularly as incentive opportunities for the Chief Executive were last reviewed in 2016. The following illustrative scenarios, based on targeted changes to incentive plan opportunities, were shared with shareholders as a basis for discussion. Changes to incentive opportunities STI maximum opportunity (% of salary) LTI maximum opportunity (% of salary) Chief Executive 250% (no change) Increase from 500% to 600% Chief Financial Officer Increase from 190% to 200% Increase from 400% to 450% The Committee believes that these targeted changes are now essential, given the changes in the Group’s business and competitive landscape as well as internal pay compression challenges. While there is a modest adjustment to the Chief Financial Officer’s STI maximum opportunity from 190% to 200%, the proposed changes are LTI-led, thereby aligning to long-term performance with any value delivered not realised until at least 2030 when the 2025 LTI awards will be released. Overall, these changes result in a slight improvement in Total Direct Compensation positioning versus our revised International Pay Comparator Group. The illustration of the current incentive levels compression at BAT versus a typical spread within our comparator group is shown below. The distance between the levels represent the spread in incentive opportunities within BAT versus market, expressed in percentage points (ppt). In market terms the spread between levels is nearly double versus BAT indicating an internal pay compression. Illustration of the incentive levels compression at BAT versus a typical spread within our International Pay Comparator Group Other Executives Chief Financial Officer Chief Executive Note: The chart above illustrates the difference (in percentage points) in target STI and expected value of LTI incentive opportunities for the Chief Executive, the Chief Financial Officer and other executives at BAT, compared to the companies within our International Pay Comparator Group. For example, the difference in STI incentive opportunity between the Chief Executive and the Chief Financial Officer is 30ppt at target levels of performance in BAT compared to 60ppt within the International Pay Comparator Group. The chart further illustrates the relative distance between Executive Director level and next level executives at BAT and the market. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 211 30ppt 60ppt 60ppt 120ppt

Shareholder feedback Shareholders have been receptive to the context and rationale provided for these proposed changes, with many viewing the proposed adjustments as an evolution in the Group’s practice in response to a changing market. Shareholders have acknowledged that changes are primarily LTI-led, ensuring greater emphasis on long-term value creation and reinforce our pay for performance principles. The accompanying increase to the minimum shareholding requirements were also noted as a positive and appropriate change. Several shareholders highlighted the importance of accompanying these changes with appropriately stretching performance targets, to ensure there is a strong alignment between results delivery and remuneration. Committee response The increase in scope, size and complexity of our business since the last material review of our incentives opportunities in 2016, together with the evolving talent requirements of our business and the challenges related to pay compression among our senior population, mean these changes are essential. While the Committee is aware of the differences in executive remuneration between the UK, Europe and the U.S., the proposals are not driven by benchmarking data, nor does the Committee look to match pay levels in the U.S. The Group’s ability to compete internationally is fundamentally important and the changes discussed will help towards levelling the playing field in competing for international talent, while remaining aligned with expectations of BAT as a FTSE-listed company. The resultant pay positioning of the Executive Directors following these changes is that the Chief Executive’s total target direct compensation (‘TDC’) would be positioned around mid-market levels when compared to the revised International Pay Comparator Group and the Chief Financial Officer’s TDC would be positioned below mid-market levels. An illustration of the potential TDC competitive positioning, at current and new Remuneration Policy levels, for the Chief Executive and the Chief Financial Officer against the companies within our revised International Pay Comparator Group is provided below: Illustration of total target direct compensation1 (‘TDC’) position of BAT versus the revised International Pay Comparator Group BAT TDC at new Remuneration Policy levels BAT TDC at current Remuneration Policy levels Note: 1. Total target direct compensation represents 2024 salary plus target STI plus expected value of the LTI (for comparison purposes, a 60% of maximum LTI opportunity was used in the chart above). The STI and LTI values are calculated at current and new Remuneration Policy levels to allow comparison. Our LTI will continue to operate as a performance share plan. We believe this simple structure is straightforward, performance-led and provides the best means to align with shareholder interests. The Committee recognises shareholder feedback in relation to target setting and ensuring there is sufficient stretch with performance expectations. It is a fundamental belief of the Committee that performance expectations should be demanding, as evidenced in LTI results over the last 10 years. Please refer to page 236 for further details. Details of the 2025 LTI performance targets are provided on page 240. The proposed increase to incentive quantum will also be accompanied by a cap on annual salary increases for the Chief Executive, which would be held at or below the UK employee average for the lifetime of the new Remuneration Policy. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Annual Statement on Remuneration Continued 212 £8.1mn (£7.8mn) (£4.4mn) £7.3mn £3.8mn£3.5mn

STI mandatory deferral In line with the current Remuneration Policy, the STI is awarded 50% in cash and 50% in shares through the Deferred Share Bonus Scheme. We are proposing to rebalance the level of mandatory deferral in the STI from 50% to 25% for Executive Directors who have met their minimum shareholding requirement, while maintaining a default deferral level of 50% for those who have not yet achieved this threshold. This policy change reflects multiple considerations. The Group’s shareholding requirements are significant; subject to approval of the proposed LTI opportunity levels, the requirements are set at 6x salary for the Chief Executive and 4.5x salary for the Chief Financial Officer, providing significant alignment for our Executive Directors with shareholder interests whilst in employment and post- employment. Only once the minimum shareholding requirement is achieved, will the adjusted deferral level of 25% take effect, ensuring that our Remuneration Policy continues to enable the build-up of shareholding at pace but also provides additional flexibility once a threshold level of shareholding is established. The policy change helps to better align our pay practices with global peers and remains aligned with the guidelines provided by shareholder advisory bodies. Shareholder feedback Shareholders have confirmed during the engagement that they are comfortable with the proposed change, recognising that it is consistent with existing practice in the market and alignment with the guidance provided by shareholder advisory bodies. Some shareholders did look to understand if there were any potential implications regarding the Group’s ability to use malus and clawback in the future, should it be necessary. Committee response The Committee has carefully reviewed the malus and clawback provisions within the Remuneration Policy, which remain a core element of our risk mitigation strategy. The Committee is satisfied that at a lower level of deferral there remains material value attached to in-flight awards under the deferred share bonus scheme. Malus and clawback will remain fully enforceable following this change and include a comprehensive set of trigger events (further details on malus and clawback provisions are on page 221). Performance and Remuneration Outcomes for 2024 The “At a Glance” section provides an overview of our financial performance and how it translates into outcomes under the STI and LTI plans, with further details provided on pages 229 and 230. After reflecting on a range of considerations as described further in this report, the Committee was satisfied that the current Remuneration Policy had operated as intended during the year and confirmed that no discretion has been exercised by the Committee. 2024 Target Setting The performance targets set by the Committee early in the year have remained unchanged throughout the 2024 performance period. 2024 target setting focused on the continuation of the Group’s commitment to Building a Smokeless World, with active investment choices made to enhance our capabilities and accelerate our transformation, while delivering value through our combustibles business supported by strong cash flow generation to reduce leverage and provide flexibility to the Group. The New Categories revenue growth targets in both the STI and LTI plans emphasise the importance of New Categories growth in our long-term strategy and Sustainability agenda, providing focus on in-year delivery through our STI plan, and focusing on cumulative and sustained performance over a three-year period through our LTI plan. As reported previously, in 2023, the Group finalised the sale of the Russian and Belarusian businesses, therefore the targets for 2024 were set on an organic basis, excluding the Russian and Belarusian businesses from both 2023 and 2024 results. The 2022 LTI performance measures and targets have remained unchanged during the three-year performance period. In assessing performance results for the 2022 LTI award against the targets set at the start of the performance period, performance has been assessed excluding the Russian and Belarusian businesses disposal impact from the 2023 and 2024 results while performance in 2022 will be assessed as previously reported. This approach provides a fair, balanced, and understandable measurement of the LTI outcomes by excluding material one-off events to ensure comparability period to period. 2024 Short-Term Incentive Our 2024 performance continued to demonstrate our focus on delivery against our strategic priorities, with New Categories being a greater driver of Group performance and a key performance metric of the STI and the LTI plans. In 2024, organic revenue was up (at constant rates of exchange), driven by New Category revenue growth (organic) which increased by 8.9% to £3,551 million (at constant rates of exchange) with Smokeless products now representing 17.5% of Group revenue. New Categories organic contribution improved by £251 million through volume growth, strong pricing and cost of sales productivity savings. We have outperformed the 2024 targets for this measure, which were set in relation to the original 2025 ambition, enabling the Group to accelerate progress early in this critical area of our business. Adjusted organic profit from operations (at constant rates of exchange) improved by 1.4%, driven by accelerated growth in New Categories profitability and further costs saving initiatives. Cash delivery continued to be strong realising circa £8.0 billion of adjusted organic cash generated from operations (at constant rates). Group volume share (of cigarettes and heated products) in top markets increased by 10 bps. The above performance translates into a result of 78.6% of maximum opportunity. Further details of the performance against targets for the 2024 STI measures are set out on page 229. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 213

2022 Long-Term Incentive In assessing performance results for the 2022 LTIP award against the targets set at the start of the performance period, performance has been assessed on an organic basis for the 2023 and 2024 financial years by excluding the Russian and Belarusian businesses disposal impact (where applicable) as described above. The outcomes are reflected below: – Total shareholder return (TSR) relative to peers (20%): BAT TSR ranked 5th out of 15 amongst our TSR peer group of companies (page 230). – Adjusted diluted earnings per share (EPS) (30%): We measure adjusted diluted EPS at current and constant rates of exchange (equally weighted). The three-year adjusted diluted EPS compound annual growth rate (CAGR) was 4.4% and 4.9%, at current and constant rates, respectively. – Group revenue growth (15%): The three-year Group revenue CAGR was 2.2% at constant rates of exchange. – New Categories revenue growth (15%): The three-year Group revenue CAGR was 21.8% at constant rates of exchange. – Operating cash flow conversion ratio (20%): We have continued our strong track record of cash conversion delivery, resulting in a 100.6% operating cash flow conversion ratio at current rates measured over three years. The above performance translates into an outcome of 42.1% of maximum for the 2022 LTIP. Following evaluation of the formulaic outcomes for both the STI and LTI plans, the Committee considered the results against the underlying performance of the Group and the experience of our shareholders. The Committee concluded that the outcomes were a fair reflection of performance delivered in what continues to be challenging and volatile market conditions and no adjustments were required. In addition, share price fluctuations are reflected throughout the Executive Directors’ remuneration in the vesting and holding periods as well as individual shareholdings. The Committee also considered whether there were any potential windfall gains for the LTI award granted in March 2022 and concluded that an adjustment to the size of the awards was not warranted. More details are provided on page 230. Chief Financial Officer appointment The Board has appointed Soraya Benchikh to the role of Chief Financial Officer and Executive Director. Soraya joined BAT on 1 May 2024. Soraya's base salary on appointment was set at £800,000, a 5% reduction versus her predecessor's salary. Soraya's remuneration for 2024 is presented in the single figure table in this report on page 228 and further detail of Soraya’s remuneration on appointment was set out in the Annual Report and Form 20-F 2023 on page 186. Wider Workforce Context We remain committed to prioritizing employees’ wellbeing and providing support especially in markets where macro-economic factors are affecting employees’ ability to maintain acceptable standards of living. Throughout 2024, we remained focused on our employees’ diverse needs and continued to make significant reward related investments where necessary to alleviate the impact of macro-economic challenges, including inflationary one- off lump sum payments, regular salary increases, and off-cycle targeted salary increases. These initiatives covered 11 markets with an overall spend of £10.9 million across circa 6,000 employees. Additionally, in May 2024, we launched our Global Benefits & Wellbeing framework to all markets. The framework is designed to support renewing our offerings and policies to be truly inclusive. It provides greater flexibility and choice to meet the diverse needs of our populations, supporting our health and wellbeing agenda and our wider sustainability, diversity and inclusion programmes. The Remuneration Committee keeps up to date with the views of our wider workforce drawing from a range of well-established engagement channels worldwide to enable a robust understanding of the issues affecting the workforce globally. For more information on engagement with the wider workforce refer to page 235. The Committee considers executive pay in this broader context, seeking to ensure the Remuneration Policy is implemented with the desired attributes of fairness, transparency, proportionality, and alignment to broader organisational culture and societal expectations. Pay Equity In 2024, for the fourth year in succession, we received an independent accreditation from Fair Pay Workplace for all markets included in the scope of their review, demonstrating our commitment to pay equity in order to create a more equitable and inclusive workplace. Our pay equity review covers approximately 43,000 direct employees1 in more than 100 markets from a gender perspective (all our direct employees), and approximately 17,000 employees in eight markets from an ethnicity perspective (approximately 40% of our global workforce). The Group results show that men and women are paid within 1% of each other, and ethnically diverse and non-ethnically diverse groups are paid within 1% of one another for doing the same work or work of equal value. This demonstrates that our pay practices are founded on fair and consistent drivers of pay. Further information about the Group’s approach to Pay Equality is described in the Diversity and Inclusion Report (see www.bat.com/ investors-and-reporting/reporting/diversity-and-inclusion-report). Living Wage Living Wage is an ongoing area of focus for BAT. In 2024, for the second year in succession, we received an independent accreditation from the Fair Wage Network for all the markets included in the scope of our living wage analysis. The assessment has been conducted across our global business, covering approximately 43,000 employees (all our direct employees) in more than 100 markets. We will continue to monitor global living wage references regularly to ensure that our fair and equitable principles for wage setting are upheld. Note: 1. Direct Employees' are permanent employees employed directly by the Group. Further details on the definition is provided in our Diversity and Inclusion Report 2024. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Annual Statement on Remuneration Continued 214

2025 salary changes In determining the 2025 salary increases for the Chief Executive and Chief Financial Officer, the Remuneration Committee noted that in the UK, salary increases for the majority of employees are expected to be around 4% on average. In addition, the Remuneration Committee also considered the underlying Group performance for the financial year and the individual contribution of the Executive Directors. The Remuneration Committee also reviewed market data to reference the competitive positioning of the Chief Executive's and Chief Financial Officer's total remuneration in relation to our revised International Pay Comparator Group and wider market. The Remuneration Committee also reviewed the impact of salary adjustments on total remuneration of the Executive Directors to ensure the overall potential quantum remains reasonable. Taking the above points into account, the Committee decided to approve a salary increase of 2.5% for the Chief Executive and 3.5% for the Chief Financial Officer, which are below the average level of the wider UK workforce. Looking Ahead to 2025 The Committee discussed the importance of ensuring performance ranges are appropriately calibrated to the Group’s business model and outlook and remain stretching for participants. We have carefully considered internal forecasts, external market expectations for future growth, the sensitivities attached to target ranges and the current business environment in which the Group is operating. The Committee is confident that the targets remain suitably stretching and incentivising for participants, ensuring maximum payout only for exceptional performance. Further details related to the 2025 PSP targets are provided on page 240. We will review the grant price of the 2025 PSP award, taking into account previous grant prices, and review both on grant and on vesting whether there is or has been any potential for windfall gains. The Committee retains discretion to determine whether the formulaic outcome of the 2025 PSP at vesting is a fair reflection of underlying business performance and consistent with the shareholder experience over the performance period, and if not, to adjust the outcome accordingly. Canadian settlement In 2024, there was progress towards a settlement agreement under the Proposed Plans in connection with ITCAN's tobacco- related litigation in Canada (further details are available on page 328). In setting targets for 2025, the Remuneration Committee has carefully considered relevant factors known at this time with regards to the Canadian settlement and the corresponding accounting treatment in the context of STI and LTI target setting. The Committee’s approach is fully described on pages 239 to 240 and further information will be disclosed in the Annual Report and Form 20-F for the year ending 31 December 2025. New Performance Share Plan (PSP) The BAT Long-Term Incentive Plan 2016 approved by shareholders in 2016 will expire next year. As a result, we will be seeking shareholder approval for a new long-term incentive plan, the British American Tobacco p.l.c. Performance Share Plan at our forthcoming 2025 AGM. Further information is provided in the Notice of AGM. In relation to Committee composition, I was delighted to welcome Karen Guerra back to the Committee on 10 February 2025 and I would like to thank Murray Kessler for his contributions to the Committee over his tenure. I would like once again to thank our shareholders and wider stakeholders for the direct engagement and feedback during this past year on both our remuneration policy and practices. I look forward to continuing this dialogue in 2025 and respectfully ask for your support at the forthcoming Annual General Meeting. Kandy Anand Chair, Remuneration Committee 12 February 2025 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 215

Quality Growth Sustainable Future Dynamic Business 2024 Business performance highlights +8.9% £251m +1.3% 101% +1.4% New Categories organic revenue growth Change in organic New Categories contribution Organic Group revenue growth Organic operating cash flow conversion ratio Adjusted organic profit from operations growth STI STI LTI LTI STI Performance outcomes STI and LTI outcomes for 2024 are shown in the charts below. Full details can be found on pages 229 and 230. Short-Term Incentive 2024* Delivery: 50% in cash and 50% in shares (0%) Threshold Maximum (100%) Outcome as % of maximum Group's volume share growth (10%) 78.6% New Categories revenue growth (15%) Chief Executive (£'000) New Categories contribution (20%) £2,700 Chief Financial Officer (£'000) Adjusted profit from operations growth (25%) £796 Adjusted cash generated from operations (30%) Long-Term Incentive 2022-2024** (15%) Threshold Maximum (100%) Outcome as % of maximum Relative total shareholder return (20%) 42.1% Adjusted diluted EPS growth (current) (15%) Chief Executive (£'000) Adjusted diluted EPS growth (constant) (15%) £1,474 Group revenue growth (15%) New Categories revenue growth (15%) Operating cash flow conversion ratio (20%) Shareholding as % of salary (31 Dec 2024) Chief Executive 482 % Chief Financial Officer 266% 277% 140% 205% 126% 476% 228% Tadeu Marroco Soraya Benchikh At risk – unvested subject to performance Unvested subject to continued employment Ordinary Shares l 2024 Shareholding requirement: 500% of salary for the Chief Executive and 400% for the Chief Financial Officer – Current shareholding includes: ordinary shares owned outright and shares subject to continued employment on a net-of-tax basis (estimated). – Shares "at risk" include unvested LTI awards subject to performance on a net-of-tax basis. 2024 Remuneration (£'000) Notes: * For the STI 2024 targets and performance have been set and assessed excluding the impact of the disposal of the Russian and Belarusian businesses from outcomes. ** In assessing performance results for the 2022 LTIP award against the targets set at the start of the performance period, performance has been assessed by removing the impact of the disposal of the Russian and Belarusian businesses from the 2023 and 2024 results. Performance in the year 2022 will remain as previously reported. Base salary Total Remuneration Chief Executive £1,374 £5,964 Chief Financial Officer £533 £4,781 The above numbers are as reported in the Single Figure Table, page 228. The majority of the Executive Directors' remuneration package is made up of variable at-risk pay, linked to stretching targets that align with our strategy and shareholder value creation, and is largely delivered in shares. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Remuneration at a Glance Remuneration at the Group is designed to reward performance in line with the delivery of the Group's strategy, A Better Tomorrow™, and provides alignment with shareholders' expectations and our Sustainability agenda. In 2024, we continued to accelerate our transformation journey towards A Better Tomorrow™. The below summary highlights how our business performance translated into the remuneration of our Chief Executive and Chief Financial Officer. 216 + Further details on page 231

Introduction This policy section of the Remuneration Report (the Policy Report) sets out a proposed new Remuneration Policy for the Executive Directors and the Non-Executive Directors. The Remuneration Committee discussed the details of the Remuneration Policy over a number of meetings during the year, taking into account the strategic priorities of the Group and evolving market practice. The Remuneration Committee Chair and the Chair of the Board engaged with the Company’s largest shareholders and their representatives regarding the policy proposals. As referenced in the Annual Statement from the Chair of the Remuneration Committee, the Committee believes the new Remuneration Policy has strong alignment with the BAT strategy and the transformation agenda. This new Remuneration Policy, which is intended to replace the current Remuneration Policy approved by shareholders at the 2022 AGM, is subject to a binding vote by shareholders at the AGM on 16 April 2025 and, if approved, will come into effect from 17 April 2025. The new Remuneration Policy is set out in full on the following pages with key changes from the current Remuneration Policy identified for reference. The Committee reserves the right to make minor changes to the Remuneration Policy, where required for regulatory, tax or administrative reasons. Principles of remuneration The Committee’s remuneration principles are to: – reward, as an overriding objective, the delivery of the Group’s long-term strategy in a manner which is simple, straightforward and understandable and which is aligned with shareholders’ interests; – structure a remuneration package that is appropriately positioned relative to the market and comprises core fixed elements and performance-based variable elements; – design the fixed elements of pay (comprising base salary, pension and other benefits) to recognise the skills and experience of our Executive Directors and to ensure current and future market competitiveness in attracting talent; – design the variable elements of pay (provided via two performance-based incentive schemes: a short-term incentive scheme delivered through a combination of a cash element and a deferral element, and a long-term incentive scheme), to be both transparent and stretching and to support, motivate and reward the successful delivery of the Group’s long-term strategy and growth for shareholders on a sustainable basis; – ensure that reputational, behavioural and other risks that can arise from target-based incentive plans are identified and mitigated; – maintain an appropriate balance between fixed pay and the opportunity to earn performance-related remuneration with immediate and deferred elements, such that the majority of the Executive Directors' total remuneration package is delivered in BAT shares; – ensure that the performance-based elements form, at maximum opportunity, between 80% and 90% of the Executive Directors’ total remuneration packages; – ensure, through its annual review, that the Remuneration Policy is both rigorously applied and remains aligned with the Group’s purpose, values and strategy and the need to promote the long-term success of the Group; and – ensure that remuneration arrangements are transparent and promote effective engagement with shareholders and the workforce. Summary of key changes The background and explanation of the proposed key changes from the current remuneration policy are given in the Annual Statement from the Chair of the Remuneration Committee starting on page 205 of this Remuneration Report. The key changes are summarised below: Policy element Summary of changes Short-Term Incentive (STI) – Performance measures and weightings: Underlying policy is unchanged, however alternative measures and weightings have been selected for awards made in 2025 to align to strategy and continued transformation of the business. – Deferral: Introduced a reduced deferral level from 50% to 25% once the minimum shareholding requirements have been met. As part of the review, the Committee has assessed the malus and clawback provisions and is comfortable that they will remain fully enforceable following this change. – Maximum opportunity: Increased maximum opportunity for the Chief Financial Officer from 190% to 200% of salary. Chief Executive maximum opportunity to remain unchanged at 250%. Long Term Incentive - Performance Share Plan (PSP) – Performance measures and weightings: Underlying policy is unchanged, however alternative measures and weightings have been selected for awards made in 2025 to align to strategy and continued transformation of the business. – Maximum opportunity: Increase maximum opportunity from 500% to 600% for the Chief Executive and from 400% to 450% for the Chief Financial Officer. Shareholding requirements – Increase shareholding requirements from 500% to 600% for the Chief Executive and from 400% to 450% for the Chief Financial Officer to align with the maximum LTI opportunity levels. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Directors' Remuneration Policy 217

Executive Directors: Remuneration Policy Table Base Salary Purpose & link to strategy To attract and retain senior high-calibre talent to deliver the Group’s strategic plans and to offer market-competitive levels of fixed remuneration to reflect an individual’s skills, experience and role within the Group, as well as the scale and complexity of the business. Operation and performance measurement Base salary is normally paid in 12 equal monthly instalments during the year. Salaries are normally reviewed annually in February (with salary changes effective from April) or subject to an ad hoc review on a significant change of responsibilities. Salaries are reviewed taking into account factors including individual performance as well as appropriate market data, including general UK pay trends and a relevant pay comparator group taking into account the Company’s size and complexity and reflecting the talent marketplace within which BAT operates. Maximum opportunity Annual increases for Executive Directors’ base salaries in the normal course will generally be in the range of the increases in the base pay of other UK-based employees in the Group. The proposed increase to incentive quantum will also be accompanied by a cap on annual salary increases for the Chief Executive, which would be held at or below the UK employee average for the lifetime of the new policy. The salary of a recently appointed Executive Director as he or she progresses in a role may exceed the top of the range of the salary increases for UK-based employees where the Committee considers it appropriate to reflect the accrual of experience. A significant change in responsibilities or material change in role may be reflected in an above average increase in salary. Benefits Purpose & link to strategy To provide market-competitive benefits consistent with the role which: – attract and retain senior high-calibre talent to deliver the Company’s strategic plans; and – recognise that such talent is global in source and that the availability of certain benefits (e.g. relocation, repatriation, taxation compliance advice) will from time to time be necessary to avoid such factors being an inhibitor to accepting the role. Operation and performance measurement The Company currently offers the following contractual benefits to Executive Directors: a car or car allowance; the use of a car and driver for personal and business use; employment tax advice (including in instances where multi-jurisdictional tax authorities are involved); tax equalisation payments (where appropriate); private medical insurance, including general practitioner ‘walk-in’ medical services; personal life and accident insurance; and housing and education allowances or similar arrangements as appropriate to family circumstances (anticipated to be provided for Executive Directors who relocate internationally). Other benefits may include the Executive Directors' and their partners’ attendance at hospitality or similar functions, and the provision of services and benefits which may be treated as benefits for tax purposes, such as the provision of home security and the reimbursement of expenses incurred in connection with their duties. Other benefits not identified above may be offered if, in the Committee’s view, these are necessary in order to remain aligned with market practice. Where necessary any benefits may be grossed up for taxes. The Company provides Directors and Officers liability insurance (D&O) and an indemnity to Directors to cover costs and liabilities incurred in the execution of their duties. Maximum Opportunity The maximum potential values are based on market practice for individuals of this level of seniority and as appropriate to an individual’s circumstances, with any tax on benefits paid by the Company in addition. The maximum annual value is based on the cost to the Company and is not pre-determined. Pensions Purpose & link to strategy To provide competitive post-retirement benefit arrangements which are aligned to the wider UK workforce whilst also recognising the external environment in the context of attracting and retaining senior high-calibre talent to deliver the Group’s long-term strategy. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Directors' Remuneration Policy Continued 218

Executive Directors: Remuneration Policy Table continued Operation and performance measurement Defined contribution benefits Executive Directors are eligible to receive a pension benefit which is aligned with the wider UK workforce. This is currently up to 15% of salary in the UK. The pension benefit can be provided as a contribution into the British American Tobacco UK Pension Plan ("Pension Plan") (or a similar defined contribution arrangement from time to time) or as a gross cash sum paid in lieu thereof. The level of contribution in the Plan is restricted to take into account the annual allowance, and if eligible, the Executive Director may elect to accumulate any balance in the Defined Contribution Unfunded Unapproved Retirement Benefits Scheme ("DC UURBS") or receive the balance as a gross cash sum. The DC UURBS closed to new entrants on 31 March 2021. The pension arrangements operate in accordance with the rules of the applicable scheme, including in respect of any benefits payable in the event of death or on early retirement. Maximum opportunity The maximum annual contribution in the defined contribution section of the Pension Plan is currently up to 15% of base salary in alignment with the UK wider workforce. Excess benefits (whether accrued in the DC UURBS or paid as a cash sum) are subject to this same limit. Short-term Incentive Purpose & link to strategy To incentivise the attainment of corporate targets aligned to the Group’s strategic objectives on an annual basis, with a deferred element to ensure alignment with shareholders' interests. To ensure, overall, a market-competitive package to attract and retain high calibre individuals to deliver the Group’s long-term strategy. Operation and performance measurement The STI is normally awarded 50% in cash and 50% in shares through the Deferred Share Bonus Scheme (DSBS). Once the minimum shareholding requirements have been met further STI awards will normally be awarded 75% in cash and 25% in shares through the DSBS. The deferred shares normally vest after three years and attract additional dividend equivalent shares. Cash payments are subject to clawback provisions, and the deferred shares element is subject to robust malus and clawback provisions, as described on page 221. The STI is assessed against a range of performance measures. The Committee determines performance measures, weightings and targets annually each year. Performance measures typically relate to financial delivery and measuring progress in our transformation, aligning with the Company’s priorities and strategy delivery. Performance measures applicable to the 2025 awards can be found on page 239. The Committee will review the formulaic outcome of the incentive measures to ensure it reflects the underlying performance of the business and the experience of shareholders over the performance period and retains the ability to adjust any formulaic outcomes if considered appropriate. Any such adjustments will be fully disclosed in the relevant Directors' Remuneration Report, including in cases of identified poor individual performance. Maximum opportunity Chief Executive - Maximum 250% of salary; on-target 125% of salary. Other Executive Directors - Maximum 200% of salary; on-target 100% of salary. The payout at threshold is normally 0% for each performance measure. Long-term Incentive ( Performance Share Plan) Purpose & link to strategy To incentivise individuals to deliver the Group’s long-term strategy and promote the long-term success of the Company, and facilitate the appointment and retention of senior high-calibre talent. To put in place a combination of measures with appropriately stretching targets around the long-term plan that provides a balance relevant to the Company’s business and market conditions as well as providing alignment between Executive Directors’ and shareholders’ interests. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 219

Executive Directors: Remuneration Policy Table continued Operation and performance measurement PSP awards are annual awards over shares that vest and are released to participants only to the extent that: – the performance condition is satisfied at the end of the three-year performance period; and – an additional holding period of two years has been completed. Dividend equivalents may be paid in respect of share awards to the extent that the performance conditions have been achieved. PSP awards may be delivered in any form provided under the PSP rules as approved by shareholders. Awards are subject to robust malus and clawback provisions, as described on page 221. The Committee sets performance measures and targets for each PSP grant. Measures, weightings and targets will be selected based on the strategic priorities for BAT at that time. The performance measures typically include relative total shareholder return, financial and transformation progress measures. Performance measures for the 2025 awards can be found on page 240. The Remuneration Committee will engage with shareholders in advance if it proposes significant changes to the PSP performance measures. The Remuneration Committee will review the formulaic outcome of the incentive measures to ensure it reflects the underlying performance of the business and the experience of shareholders over the performance period. The Committee retains the ability to adjust any formulaic outcomes if considered appropriate. Any such adjustments will be fully disclosed in the relevant Directors' Remuneration Report. Maximum opportunity Maximum award of shares permitted is 600% of salary for the Executive Directors. The maximum award for the Chief Executive is typically in line with this limit at 600% of salary and typically below this limit for other Executive Directors, currently at 450% of salary. The payout for threshold performance is 15% of maximum for each measure. All-employee share schemes Purpose & link to strategy Executive Directors are eligible to participate in the Company’s all-employee share schemes, in the same way as the wider workforce, which are designed to incentivise employees by giving them an opportunity to build shareholdings in the Company. Operation and performance measurement The Company currently operates the following HMRC tax-advantaged all-employee share schemes: the Sharesave Scheme, a savings-related share option scheme, and the Share Incentive Plan (SIP), which allows eligible employees to purchase shares in the Company (under the Partnership Plan) and to receive an annual award of free shares under the Share Reward Scheme (SRS) based on the Group’s performance in the previous financial year. Maximum opportunity Executive Directors are subject to the same limits on participation as other employees, as defined by the applicable statutory provisions from time to time. Further details about each scheme are provided on page 338. Shareholding Requirement (including post-employment) Purpose & link to strategy To strengthen the alignment between the interests of the Executive Directors and those of shareholders by requiring Executive Directors to build up a high level of personal shareholding in the Company. To ensure long-term alignment through the operation of post-employment shareholding requirements. Operation and performance measurement Executive Directors are required to hold shares in the Company: – during service as an Executive Director, equal to the value of the same multiple of salary at which LTI awards are made to that Executive Director; and – after ceasing service as an Executive Director during the period until the second anniversary of cessation of employment with the Group, of a value equal to 100% of the shareholding requirement that applied whilst an Executive Director or, if lower, such shares as are held at the date of cessation. In order to monitor and enforce the above provisions, former Executive Directors are required to hold their shares in a nominee account in respect of which a sale restriction applies to shares held to comply with the requirements. Those Executive Directors who do not meet the shareholding requirements may generally sell a maximum of up to 50% of any shares vesting (after tax) until the threshold for the shareholding requirements has been met. A waiver of compliance with the shareholding requirements is permitted at the discretion of the Remuneration Committee in circumstances which the Committee considers to be exceptional. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Directors' Remuneration Policy Continued 220

Notes to the Policy table Other Policy Provisions in Relation to Directors’ Pay Flexibility, judgement and discretion There are a number of specific areas in which the Committee may exercise discretion, including: – to determine performance measures, weightings and targets annually for the STI and to set performance measures, weightings and targets for each LTI grant based on the strategic priorities of BAT at that time. – to alter performance conditions if events happen which cause the Committee to determine that the performance conditions are no longer a fair measure of the Company's performance, or to take account of legal changes or to obtain or retain favourable tax, regulatory or exchange control treatment or in the event that it considers it fair and reasonable to do so, provided that the revised target is, in the opinion of the Committee, not materially less challenging than was intended in setting the original condition. – to adjust formulaic pay outcomes for STI and LTI if and to the extent that it considers this appropriate. This power to adjust the outcomes is broad and includes adjusting the outcomes either positively or negatively, including reducing to zero. For example, an adjustment might be made if the Remuneration Committee considers: – the formulaic outcomes do not reflect the overall financial or non-financial performance of the Company or the participant over the performance period; – the LTI vesting percentage is not appropriate in the context of circumstances that were unexpected or unforeseen at award; or – there is any other reason why an adjustment is appropriate. – in connection with any termination of employment or change of control or similar event. – to determine whether awards under the LTI are delivered as options or under any other form permitted under the PSP rules as approved by shareholders, and in respect of operational matters not otherwise covered by this Policy, to operate the STI, DSBS and LTI plans in accordance with their terms. – to operate the malus and clawback provisions. Malus and clawback Amounts paid under the STI are subject to clawback provisions, and awards made under the DSBS and the PSP are subject to malus and clawback provisions. Malus and clawback provisions apply to DSBS awards and the cash portion of the STI for the duration of three years from the date of the award and to PSP awards for the duration of five years from the date of award. Malus and clawback may be applied in circumstances including where: – there has been a material misrepresentation in relation to the performance of any Group company, relevant business unit and/or the participant; – an erroneous calculation was made in assessing the extent to which an award vested or bonus was paid, which in either case resulted in the value of the award or payment being more than it should have been; – participant misconduct; – participant caused a material loss for any Group company as a result of (a) reckless, negligent or wilful actions, or (b) inappropriate behaviour or behaviour that is not aligned with the Group’s corporate values; – participant contributed to serious reputational damage of any Group company or one of its business units; or – there is an insolvency event or corporate failure. Where the Committee determines that these provisions are to be applied, the number of shares subject to outstanding awards may be reduced (malus) and/or the participant may be required to repay up to the excess value which was paid or vested (clawback). Clawback may also be effected by the number of shares subject to outstanding awards being reduced and/or by a reduction in other cash or share- based awards held by the participant. The above provisions are supplemented by the additional malus and clawback policy which is compliant with the requirements of the New York Stock Exchange (the “NYSE”) listing standards for NYSE-listed companies to adopt malus and clawback policies that meet the requirements of the Dodd-Frank Act and the SEC’s final rules implementing clawback provisions of the Dodd-Frank Act (i.e., cases in which there has been an accounting restatement due to material non-compliance with any financial reporting requirement under the securities laws). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 221

Payments from previously agreed remuneration arrangements The Committee reserves the right to make any remuneration payments where the terms were agreed prior to an individual being appointed an Executive Director of the Company or prior to the approval and implementation of the Remuneration Policy (including, for the avoidance of doubt, pursuant to the current Remuneration Policy). This includes the achievement of the applicable performance conditions for Executive Directors who are eligible to receive payment from any award made prior to the approval and implementation of the Remuneration Policy. External Appointments The Company recognises the opportunities and benefits that accrue to the Company and its Executive Directors who undertake non- executive roles. Consequently, an Executive Director may, with the permission of the Board, undertake a single external appointment and the Executive Director may retain the fees from such appointment. Differences in Remuneration Policy for Executive Directors from that for other employees The Remuneration Policy is structurally similar to remuneration for the majority of wider workforce, with consideration given to location, seniority and responsibilities. A higher proportion of total remuneration is tied to variable pay for Executive Directors and members of senior management, refer to “Remuneration in the context of the wider workforce” on page 232 for more details. Illustrations of the application of the Remuneration Policy The charts below illustrate the potential future value and composition of the Executive Directors’ total remuneration opportunities under four performance scenarios (‘Minimum’, ‘On-target’, ‘Maximum’ and ‘Maximum +50% share price appreciation between award and vest of the PSP’) for the first complete year in which the Remuneration Policy will apply. The total remuneration opportunity for Executive Directors is strongly performance-based and weighted to the long term. Remuneration outcomes for varying levels of performance Chief Executive (£m) Minimum On-target Maximum Maximum plus 50% share price appreciation The ‘Minimum’ scenario shows fixed remuneration only, i.e. salary, pension and benefits. The 'On target' scenario shows fixed remuneration plus on target payout under the STI1 and PSP. The 'Maximum' scenario shows fixed remuneration plus maximum payout under STI1 and PSP. For the ‘Maximum plus 50% share price appreciation’, all elements are the same as the ‘Maximum’ scenario, but assuming 50% share price growth across the performance period for PSP awards. For simplicity, the charts exclude dividend accrual, and exclude the effect of any share price movement except in the ‘Maximum +50% share price appreciation’ scenario. Chief Financial Officer (£m) Minimum On-target Maximum Maximum plus 50% share price appreciation Assumptions and performance scenarios Base Salary Salary effective from 1 April 2025 Pension Cash in lieu of pension benefit of up to 15% of salary Benefits2 Illustrative, based on 2024 figure Minimum On target3,4 Maximum Chief Executive STI Nil 125% 250% PSP Nil 90% 600% Chief Financial Officer STI Nil 100% 200% PSP Nil 68% 450% Notes: 1. STI value is inclusive of the annual Share Reward Scheme (SRS) award (an all-employee share scheme) up to a maximum of £3,600 and an on target value of 50% of maximum. 2. Excluding one-off benefits related to relocation. 3. STI on target is 50% of maximum. 4. PSP on target is at threshold vesting of 15%. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Directors' Remuneration Policy Continued 222 Fixed remuneration STI PSP Share price growth 100% 43% 34% 23% 16% 26% 58% 12% 20% 45% 23% Fixed remuneration STI PSP Share price growth 100% 38% 36% 26% 13% 26% 61% 10% 20% 47% 23% £1.0 £2.4 £6.4 £8.3 £1.8 £4.9 £13.9 £18.2

Approach to Remuneration of Directors on Recruitment Principles In making an Executive Director appointment (whether an internal promotion or external appointee) the Committee will follow these principles. – British American Tobacco seeks to appoint senior, high calibre managers. Many of its competitors for talent are based outside the UK. – To offer a package (both fixed salary, benefits, pension and performance-related remuneration) which is sufficiently competitive (but not excessively so) so that senior, high calibre candidates can be appointed, and which is designed to promote the long-term success of the Company. – The Committee will consider the market, including the International Pay Comparator Group, and by reference to other companies of equivalent size and complexity to ensure that it does not overpay. – Consideration will be given to relevant factors, such as the candidate’s skills, knowledge and experience and his or her current package and current location in determining the overall package. – Internal pay relativities and the terms and conditions of employment of the new and existing Executive Directors will be considered to ensure fairness between Executive Directors. External appointment to role of Executive Director – additional considerations – The remuneration package, including maximum incentive opportunities, will be set in line with the Policy set out in the policy table. – In addition, to facilitate the recruitment of an individual, the Committee retains the discretion to offer additional payments or awards to buy-out incentive awards, benefits and/or other contractual arrangements, including in relation to the forfeiture of such amounts on leaving a previous employer. The maximum value of any such payments or awards would normally be no higher than the expected value of the forfeited arrangements. In determining any such buy-out, the Committee will take account of relevant factors which may include the form of any forfeited awards (e.g. cash or shares), the time horizons, and any performance conditions attached. – Where appropriate, any replacement award would be made subject to malus and clawback provisions. Relocation In the event that an internal or external candidate were required to relocate internationally to take up the Executive Director position, the Committee may offer appropriate relocation provisions. Examples of this support may include shipment of goods; temporary accommodation; assistance to find accommodation; tax support services; immigration support, education assistance and spouse or partner support. Inbound relocation and shipment expenses are subject to clawback provisions. Where relevant, amounts will be grossed up for tax. Such benefits would be set at an appropriate level by the Committee, taking into account the circumstances, provisions applicable to the wider internationally mobile workforce, and typical market practice. Executive Directors’ service contracts and end of employment arrangements (including change of control provisions) The following table describes the provisions of the service contracts of Tadeu Marroco and Soraya Benchikh and applicable plan rules. It is currently anticipated that service contracts for newly-appointed Executive Directors will not contain terms differing materially from these provisions (provided that other arrangements may be entered into in connection with the recruitment of Executive Directors, as described in the ‘Approach to remuneration of Directors on recruitment’ section above). The table below sets out the effective dates of the Executive Directors' service contracts. Executive Director Effective date of current service contract Tadeu Marroco 15 May 2023 Soraya Benchikh 1 May 2024 Copies may be inspected at the Company’s registered office. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 223

Provision Notice period Employed on a permanent contract, terminable by either party on one year’s notice. The Company may require the Executive Director to be on garden leave during all or any part of the period of notice (whether given by the Executive Director or the Company). Contractual terms The contracts include obligations which could give rise to, or impact upon, remuneration and/or payments for loss of office. The primary obligations under the contracts which may give rise to remuneration or payments for loss of office are as follows: – to terminate the contract only on the expiry of 12 months’ written notice or to make a payment in lieu of notice in respect of all, or the unexpired part, of the 12 months’ notice calculated based on: (1) salary at then current base pay; and (2) the cost to the Company of providing private medical expenses insurance and personal accident insurance (or the Company may, at its option, continue those benefits for the unexpired period of the notice). In determining the value of a payment in lieu of notice the Company shall not be required to reward failure on the part of the Executive Director and shall have regard to corporate governance standards at the termination date. The Company may, at its reasonable discretion, make the payment in lieu of notice in phased monthly or quarterly instalments and may determine that it should be reduced in accordance with the duty on the part of the Executive Director to mitigate their loss; and – to continue to pay the Executive Director’s salary and contractual benefits during any garden leave period. In addition to the contractual rights to a payment on loss of office, the Executive Director may have statutory and/ or common law rights to certain additional payments depending on the circumstances of the termination. Treatment of STI and Deferred Bonus Scheme (DSBS) awards The following provisions will normally apply: – In the event of death, disability, injury or ill health, and other circumstances at the Committee’s discretion, any STI in the year of departure is pro-rated based on service and deferred awards under the DSBS will vest upon termination of employment. – Payments made during a notice period or after cessation may, at the discretion of the Committee, be made in cash only. – STI amount payable will be determined based on the assessment of the actual full-year performance and paid at the normal time. – In other circumstances (including resignation and summary dismissal), no STI award will be made and DSBS awards will lapse unless the Committee, in its absolute discretion, decides otherwise. Treatment of PSP awards PSP awards will be treated in accordance with the applicable plan rules. The following provisions will normally apply: – In the event of disability, injury or ill health, and other circumstances at the Committee’s discretion outstanding awards will continue to vest and will ordinarily be reduced pro-rata for time elapsed during the performance period. – Awards will remain subject to the same vesting period, performance conditions, holding period and malus and clawback provisions, as if the Executive Director had remained in employment. – The extent to which awards vest will be determined by the Committee taking into account the extent to which the performance conditions have been satisfied. – In the event of death, the award will vest in full on the date of death. – In other circumstances (including resignation and summary dismissal): unvested awards will lapse on cessation of employment, unless the Committee, in its absolute discretion, decides otherwise. All-employee share schemes Executive Directors are treated in accordance with the scheme rules, in the same manner as applies to all employees. Other The Company may make payment of legal fees and/or other professional advice fees incurred by an individual in connection with their termination of employment, and/or fees for outplacement services. Payment may also be made in relation to accrued but untaken holiday. Reimbursement of reasonable relocation costs where an Executive Director (and, where relevant, his or her family) had originally relocated to take up the appointment; this may include the shipment of personal goods and winding-up his or her affairs in the UK and the incidental costs incurred in doing so. In certain circumstances, the Committee may approve new contractual arrangements with departing Executive Directors, potentially including (but not limited to) settlement, confidentiality, restrictive covenants and/or consultancy arrangements. These arrangements would only be entered into where the Committee believes that it is in the best interests of the Company and its shareholders to do so. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Directors' Remuneration Policy Continued 224

Terms of Appointment for the Chair of the Board and other Non-Executive Directors Non-Executive Directors, including the Chair of the Board, are appointed as officeholders, not employees. In any given year, the period of appointment runs from the close of the Company’s last AGM to the close of the Company’s next AGM. The Chair of the Board may terminate his or her appointment with one month’s written notice, and the Company may give a compensation payment in lieu of all or part of such notice. The Chair may be removed by the Company prior to the expiry of his or her term of appointment by three months’ written notice or a compensation payment in lieu of all or part of such notice. A Non-Executive Director may terminate his or her appointment at any time in accordance with the Company’s Articles of Association. Alternatively, a Non-Executive Director’s appointment will terminate if: (1) the Board requests that he or she not offer himself or herself for re-election at the next AGM; (2) the Non-Executive Director is not re-elected at the next AGM; (3) the Non-Executive Director is required to vacate office for any reason pursuant to any of the provisions of the Company’s Articles of Association; or (4) the Non- Executive Director is removed as Director or otherwise required to vacate office under any applicable law. The Chair of the Board and other Non-Executive Directors do not participate in any discussion on their own respective remuneration. Chair of the Board and Non-Executive Directors Fees The Chair of the Board receives a single all-inclusive fee. Other Non-Executive Directors receive a base fee and may also receive additional fees in respect of committee membership and/or chairmanship. The Committee considers annually the fee payable to the Chair of the Board and the Board considers fees payable to the other Non-Executive Directors. This process may take into account factors including the breadth and demands of the relevant role as well as comparison with fees paid by the comparator group of companies used in the base salary review of Executive Directors. The annual review does not necessarily result in a change to the fees. The Company has the discretion to pay additional fees to the Chair of the Board and/or Non-Executive Directors should the Company require significant additional time commitment in exceptional or unforeseen circumstances. Fees may be paid in cash or a combination of cash and shares, with the proportion to be paid in shares in a year to be disclosed in the relevant Directors' Remuneration Report. It is anticipated that any future aggregate increase in fees for the Chair of the Board and other Non- Executive Directors will generally be in the range of the increases in the base pay of UK-based employees in the Group.1 Benefits, travel and related expenses The Chair of the Board and Non-Executive Directors may be reimbursed for the cost of travel, accommodation and related expenses incurred in connection with their duties and are eligible to use general practitioner ‘walk-in’ services. The Chair of the Board and Non-Executive Directors and their partners may attend hospitality or similar functions. Benefits for the Chair of the Board may also include: the use of a Company driver; private medical insurance and personal accident insurance benefits; the provision of home and personal security; and assistance in relation to personal tax matters. If necessary, the Company will pay for independent professional advice in connection with the performance of duties as Chair of the Board and Non-Executive Directors. The Company provides D&O insurance and an indemnity to the Chair of the Board and Non-Executive Directors to cover costs and liabilities incurred in the execution of their duties. In instances where any benefits, reimbursements or expenses are classified by HMRC as a benefit to the Chair of the Board and Non-Executive Directors, it is also the practice of the Company to pay any tax due on any such benefits. Other There are no formal requirements or guidelines to hold shares in the Company. The Chair of the Board and Non- Executive Directors are not eligible to participate in the British American Tobacco share schemes, bonus schemes or incentive plans, or be a member of any Group pension plan. Note: 1. Fees for Non-Executive Directors and the Chair cannot currently exceed in aggregate an annual sum of £2,500,000 as authorised by shareholders with reference to the Company's Articles of Association. Any Director who holds any other office in the Company (including the office of Chair of the Board), serves on any Committee of the Board, or performs services that the Directors consider go beyond the ordinary duties of a Director may be paid such additional remuneration as the Directors may determine. Non-Executive Directors’ letters of appointment Non-Executive Directors, including the Chair of the Board, have letters of appointment which are signed annually upon re-election at the AGM and are available for inspection at the AGM or at the Company's registered office. For further details on appointment and reappointment of Non-Executive Directors, see the Governance section on pages 189 to 191. Non-Executive Director recruitment The remuneration package for new Non-Executive Directors is determined within the confines of the Policy table for Non-Executive Directors fees, and subject to the Articles of Association. Non-Executive Directors are not offered variable remuneration or retention awards. When determining the benefits for a new Chair of the Board, the individual circumstances of the future Chair will be taken into account. Non-Executive Director termination of office No payments for loss of office will be made to Non-Executive Directors. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 225

Consideration of wider employee and other stakeholders views Engaging with stakeholders on remuneration Employees Shareholders The Committee takes account of the pay and employment conditions of the broader workforce when setting the Policy for Executive Directors. The Company promotes and maintains regular and meaningful engagement with our employees across multiple channels and at different levels in the organisation (Annual Your Voice engagement survey, focus groups, Directors' market and site visits, works councils, and Chief Executive's ‘Let's Talk’ sessions) through which employees can engage on various business matters, including pay. The feedback from these channels is reviewed by the Board (discussed on page 182 to 183). The Remuneration Committee considers workforce feedback and pay practices across the Group when designing and implementing the Directors’ Remuneration Policy, and reviews relevant reference points and trends, which include internal data on employee remuneration (for example, average salary increases applying in the UK and other top markets). During the Remuneration Policy review, pay and employment conditions of the wider employee population were taken into account by ensuring alignment with the same performance, rewards and benefits principles for the Executive Directors. More information is provided in the "Differences in Remuneration Policy for Executive Directors from that for other employees" section on page 222. We proactively communicate with employees to help them develop a clear understanding of their remuneration and benefits and provide financial literacy resources designed to equip employees with the knowledge and tools to better manage their compensation. These communications provide employees with the context to understand pay for performance alignment and broader pay structures, helping foster greater engagement on pay topics, including on executive remuneration. We actively engage with our shareholders on a range of topics including executive remuneration to better understand their perspectives and solicit feedback. This information is carefully considered when shaping remuneration policy and when making decisions within our existing frameworks. In 2024, our Chair of the Board and the Remuneration Committee, supported by senior managers, met with our major institutional shareholders and representative bodies, including proxy voting agencies to review the proposed changes to our Directors' Remuneration Policy. This iterative process involved incorporating feedback and conducting follow-up meetings where necessary, demonstrating our commitment to meaningful dialogue and responsiveness to shareholder views. During our engagements, the transparency and level of detail in our approach were highlighted as key strengths. A recurring theme was the importance of translating this clarity into our disclosures, a priority we have aimed to reflect in this report. Shareholder engagement and input were instrumental in shaping key decisions, including our proposed adjustments to the STI and PSP performance measures and weighting, and other policy aspects. The tables on pages 207 to 213 summarise the Committee’s proposals, the key points of feedback received, and the changes made by the Committee taking into account the feedback received. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report Directors' Remuneration Policy Continued 226

Summary of the Current Remuneration Policy The current Remuneration Policy was approved by shareholders at the AGM on 28 April 2022. The full Directors’ Remuneration Policy is set out in the 2021 Remuneration Report contained in the Annual Report and Form 20-F for the year ended 31 December 2021 (pages 152–157), which is available at www.bat.com. Current Directors’ Remuneration Policy – Summary Year 1 Year 2 Year 3 Year 4 Year 5 Fixed Pay – Salary Attracts and retains high-calibre individuals to deliver the Group's long-term strategy. Salaries are reviewed annually, taking into account factors including individual performance, experience and business performance, and reference appropriate market data1 and the approach taken for the general UK employee population. Fixed Pay – Pensions and Benefits Pension provides competitive post-retirement benefits arrangements in the form of a Defined Contribution benefit equivalent to a maximum of up to 15% of salary, aligned with the rate applicable to the wider UK workforce. Market competitive benefits are provided which are consistent with the role. Short-Term Incentive2 Incentivises the attainment of corporate targets aligned to the Group's strategic objectives on an annual basis, with a deferred element to ensure alignment with shareholders' interests. The Chief Executive's on-target opportunity is 125% of salary and maximum is 250% of salary. The Chief Financial Officer's on-target opportunity is 95% of salary and maximum is 190% of salary. Malus and clawback provisions apply. 50% cash 50% shares deferred for 3 years Long-Term Incentive2 A combination of stretching targets aligned with long-term strategy delivery that provides a balance relevant to the Group's business and market conditions as well as alignment between Executive Directors' and shareholders' interests. Awards granted under the Group's LTIP - Performance Share Plan vest after a 5-year extended vesting period from the grant date, and only to the extent that the performance conditions are satisfied at the end of the 3-year performance period, and employment continues for an additional 2-year period from the third anniversary of the grant date. Annual maximum award of 500% of salary for the Chief Executive and 400% of salary for the Chief Financial Officer. Malus and clawback provisions apply. 3-year performance period 2-year holding period Shareholding (including post-employment) Strengthens the long-term alignment between the interests of Executive Directors and shareholders. Executive Directors are required to hold BAT shares equal to the value of 500% of salary for the Chief Executive and 400% for the Chief Financial Officer during their service, and post-employment are required to maintain the same level of shareholding until the second anniversary of cessation of employment. Minimum shareholding requirement Notes: 1. International Pay Comparator group: Anheuser-Busch InBev, Accenture, Altria, AstraZeneca, Bayer, Coca-Cola, Colgate-Palmolive, Danone, Diageo, GlaxoSmithKline, Heineken, Imperial Brands, Johnson & Johnson, Kraft Heinz, L'Or&eacute;al, LVMH, Microsoft, Mondelēz International, Nestl&eacute;, Nike, Novartis, Procter & Gamble, PepsiCo, Philip Morris International, Reckitt Benckiser, Salesforce, Siemens and Vodafone. 2. Further details on the performance measures for the performance period ended 31 December 2024 can be found on pages 229 and 230. Current Remuneration Policy and the Corporate Governance Code When setting the current Remuneration Policy, the Committee has considered the provision 40 disclosures from the UK Corporate Governance Code, as summarised below. Clarity and simplicity Our current Remuneration Policy provides an overall remuneration package that is transparent for our Executive Directors and shareholders alike; its simple structure has a clear and straightforward link to the delivery of the Group’s long-term strategy. Principles driving fixed remuneration (salary, benefits, pension) are closely aligned with the wider workforce and variable remuneration (STI and LTI) rewards delivery of financial and strategic objectives both in the short- and long-term. Risk The combination of performance target setting for the STI and LTI, the inclusion of provisions for discretionary adjustments and malus and clawback provisions ensure that we remunerate our Executive Directors in accordance with high standards of governance while mitigating, as far as possible, reputational and other risks arising from remuneration that are not proportionate to outcomes. Predictability and proportionality There is a clear link between the operation of our short and long- term incentive plan awards and the delivery of our strategy and long- term performance. Variable remuneration at the Company accounts for between 80%-90% of an Executive Director’s total remuneration, ensuring that poor performance is not rewarded. Alignment to culture The Remuneration Committee has worked extensively to develop a policy that closely aligns the Executive Directors to the wider workforce and rewards long-term sustainable performance. The Remuneration Committee continually reviews the Remuneration Policy, taking into account any feedback received from engagement with the wider workforce and shareholders, to ensure it is aligned to the Company’s purpose and values, and promotes the long-term success of the Company. The current Remuneration Policy was approved at the 2022 AGM with 94.85% of votes in favour. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 2024 Annual Report on Remuneration 227

The below section of the Remuneration Report sets out the Executive Directors’ remuneration for the year ended 31 December 2024. Executive Director remuneration earned in the year ended 31 December 2024 Single figure of remuneration Executive Directors Tadeu Marroco Soraya Benchikh £’000 2024 2023 2024 2023 Salary1 1,374 1,149 533 — Pension 206 173 70 — Taxable benefits2 206 243 411 — Other emoluments3 4 2 2 — Short-Term Incentives 2,700 1,650 796 — Long-Term Incentives4,5 1,474 1,350 — — Incentives buyout6 — — 2,969 — Total Remuneration 5,964 4,567 4,781 — Total Fixed Pay 1,786 1,565 1,014 — Total Variable Pay7 4,178 3,002 3,767 — Notes: 1. Tadeu Marroco's 2023 salary figure reflects the increases applied during the year, i.e. it was £803,400 per annum between 1 January and 31 March, £843,600 per annum between 1 April and 14 May and £1,343,700 per annum between 15 May and 31 December 2023. Soraya Benchikh's 2024 salary was pro-rated from her start date with BAT on 1 May 2024. 2. Soraya Benchikh’s 2024 taxable benefits include standard benefits with a total sum of £76,829, which equate to circa 14% of salary, and relocation payments with a total sum of £237,736 which cover schooling and housing support as well as £95,940 (gross) as a reimbursement for relocation benefits, which she was required to repay to her previous employer as disclosed in the Annual Report and Form 20-F for the year ended 31 December 2023, on page 186. 3. The amounts included as Other emoluments relate to the all-employee share schemes: (1) Share Reward Scheme representing the value of ordinary shares awarded in 2024 in line with the scheme rules, and the (2) Sharesave Scheme representing the face value of the discount on options exercised during the year, if applicable. 4. The 2022 LTI award is due to vest, by reference to performance on 25 March 2025, based on completion of the three-year performance period on 31 December 2024. The value shown is based on the average share price for the three-month period ended 31 December 2024 of 2,818p and includes accumulated notional dividends. None of the value of the award is attributable to share price appreciation. The actual value of shares to vest will be the value on 25 March 2027, when the award will fully vest after the expiry of the additional two-year extended vesting period. 5. LTIP values shown for 2023 have been restated to reflect the actual closing BAT share price of 2,404p on the date the awards were adjusted for performance and include accumulated dividends. 6. On joining BAT, Soraya Benchikh received a cash payment of £1,171,471 as compensation for awards forfeited with her previous employer which were due to be paid or vest in 2024 soon after her joining date, shares worth £247,612 and restricted shares worth £1,549,770 (as further detailed on page 231). 7. No malus or clawback provisions were applied. The following sections provide further detail on the figures in the above table, including the underlying calculations and assumptions and the Committee’s performance assessment for variable remuneration. Salary Salaries are normally reviewed annually in February with salary changes effective from April. Tadeu Marroco's salary was increased by 3% (£1,343,700 to £1,384,000) in April 2024. The increase is below the average level of the wider UK workforce (6%). Soraya Benchikh joined BAT as Group Chief Financial Officer on 1 May 2024. Soraya Benchikh's base salary on appointment was set at £800,000 per annum, a 5% reduction versus her predecessor's salary as at April 2023 (£843,600 per annum). Pension The pension values shown in the table represent company contributions of up to 15% of an annual base salary to the Defined Contribution arrangements in line with the contribution level for the wider UK workforce. No excess retirement benefits have been paid to, or receivable by, the Executive Directors in 2024 and neither was entitled to defined benefits pension arrangements. £'000 Employer pension contributions Tadeu Marroco £206 Soraya Benchikh £70 Benefits The table below summarises the benefits provided to the Executive Directors in 2024. Where relevant, the costs include VAT and a gross-up for tax. £'000 Car or car allowance Health insurance Tax advice Company driver Security1 Relocation benefits Other Total Benefits Tadeu Marroco2,3 £17 £16 £67 £32 £8 — £66 £206 Soraya Benchikh2,4 £13 £21 £23 £17 — £334 £3 £411 Notes: 1. Security costs relate to annual maintenance and monitoring of personal and home security systems. 2. In addition to taxable benefits, other non-taxable benefits were provided to Executive Directors including Life and Accident Insurance. 3. Other benefits for Tadeu Marroco include expenses relating to attendance at company-sponsored events which are treated by HMRC as taxable benefit in the United Kingdom. The amounts include tax gross-up, where relevant. 4. Soraya Benchikh joined the Board on 1 May 2024, and as such the figures shown are for the part of the year during which she served on the Board. In line with her appointment terms, Soraya Benchikh received housing (£181,132 gross) and schooling (£56,604 gross) payments in relation to 2024. The housing and schooling support will be provided for three years. Additionally, she received a one-off payment of £95,940 (gross) as a reimbursement for relocation benefits, which she was required to repay to her previous employer, as disclosed in the Annual Report and Form 20-F for the year ended 31 December 2023, on page 186. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 228

Short-Term Incentive outcomes for the Year Ended 31 December 2024 In 2024, our performance was focused on supporting delivery against our three strategic pillars, with New Categories being a greater driver of Group performance, delivering strong alignment with our corporate purpose to build A Better TomorrowTM. New Category performance measures directly support our strategic aim to Build a Smokeless World, reducing the health impact of our business and delivering sustainable growth through encouraging more consumers to transition to reduced-risk*† products. Tobacco Harm Reduction is a key component of our Sustainability strategy and was identified in BAT’s 2023 Double Materiality Assessment (page 71) as having the greatest outward impact on society and the environment, the greatest inward impact on BAT, and the greatest financial materiality. New Categories revenue growth and New Categories contribution measures provide a direct link between BAT's strategy, our Sustainability agenda and pay outcomes under the STI (and under the LTI for 2022 awards onwards). Group volume share growth (10%) Group volume share is based on duty-paid cigarettes and HP consumables. The Group’s share of top markets increased above the maximum target for this metric in 2024, resulting in maximum outcome for this performance measure. New Categories revenue growth (15%) (at constant rates) New Categories revenue on an organic basis increased by 8.9% to £3,551 million in revenue, resulting in no payout as threshold performance for this performance measure was not achieved. New Categories contribution (20%) Measures year-on-year improvement (at constant rates) in organic New Categories Contribution in line with the Group’s original break-even expectation by 2025. In 2024, we have delivered an increase in New Categories contribution of £251 million (on an organic basis), resulting in a maximum outcome for this performance measure. We have outperformed the 2024 targets for this measure, which were set in relation to the original 2025 ambition, enabling the Group to accelerate progress early in this critical area of our business. Adjusted profit from operations growth (25%) (on an organic basis, at constant rates) Adjusted profit from operation increased by 1.4% to £12,439 million, resulting in an 18.6% outcome out of a 25% maximum for this performance measure. Adjusted cash generated from operations (30%) Cash delivery continued to be strong, realising £7,955 million of adjusted organic cash generated from operations (at constant rates), resulting in a maximum outcome for this performance measure. The chart below illustrates STI performance compared to the targets. STI performance measures, weightings and outcomes for the year ended 31 December 2024 Measure1,2 Weighting Threshold (0%) Maximum (100%) Result Outcome (max) Group's volume share growth3 Year on year % growth of Group share of top markets4, including HP 10% 10 bps 10% (10%)0% 6% New Categories revenue growth Year on year improvement % in organic revenue from Vapour, HP and Modern Oral at constant rates 15% +8.9% 0% (15%) 10% 20% New Categories contribution Year on year improvement in organic New Categories contribution 20% £251m 20% (20%)50m 150m Adjusted profit from operations growth Year on year % growth at constant rates of exchange (on an organic basis) 25% +1.4% 18.6% (25%) 0.25% 2% Adjusted cash generated from operations Annual adjusted organic cash generated from operations (at constant rates) 30% £7.96bn 30% (30%)£7.2bn £7.6bn Total outcome as % of maximum 78.6% (100%) Notes: 1. For the STI, 2024 targets and performance have been set and assessed excluding the impact of the disposal of the Russian and Belarusian businesses. 2. Non-GAAP measures: Organic New Categories revenue, Organic New Categories contribution, adjusted organic profit from operations and adjusted organic cash generated from operations are non-GAAP measures used by the Remuneration Committee to assess performance. Please refer to pages 395 to 410 for definitions of these measures and a reconciliation of these measures to the most directly comparable IFRS measure where applicable. 3. Group volume share is presented as a rounding movement to the nearest 10 bps. Payout is based upon the actual performance of +12 bps in 2024. 4. Group share of top markets includes HP performance for all major markets (Japan, South Korea, Italy, Poland, Germany, Greece, Hungary, the Czech Republic and Romania). Following evaluation of the formulaic outcomes of the STI, the Committee considered the results against the underlying performance of the Group and concluded that the outcomes were a fair reflection of performance delivered in what continues to be challenging and volatile market conditions and no adjustments were required. Under the Remuneration Policy, 50% of the annual STI will be delivered as an award of BAT shares under DSBS which will be deferred for a three-year period and will be released in March 2028. The 2024 STI outcome for the Executive Directors is as follows: STI outcome for the year ended 31 December 2024 Base salary for 2024 (£'000) Maximum opportunity as % of base salary STI outcome (out of 100%) STI award achieved,(£’000)1 50% delivered in cash 50% deferred in shares Tadeu Marroco £1,374 x 250% x 78.6% = £2,700 £1,350 £1,350 Soraya Benchikh2 £533 x 190% x 78.6% = £796 £398 £398 Notes: 1. Malus and clawback provisions apply. No further performance conditions apply. 2. Soraya Benchikh's 2024 STI is pro-rated from the date of her appointment (1 May 2024). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 229

Long-Term Incentive 2022 – 2024 The LTI is designed to align participants with shareholders through making awards which are subject to stretching performance conditions. The measures below were set under the terms of our 2022 Directors' Remuneration Policy. In assessing performance results for the 2022 LTIP award against the targets set at the start of the performance period, performance has been assessed on an organic basis for the 2023 and 2024 results by removing the impact of the disposal of the Russian and Belarusian businesses. Performance in 2022 will remain as previously reported. This approach is aligned with the 2021 LTIP and provides a fair, balanced, and understandable measurement of the LTI outcomes, by removing material one-off events, to ensure comparability period to period. The performance results were assessed over the three-year period from 2022 - 2024 as follows: Total shareholder return (TSR) (20%) BAT TSR ranked 5th amongst our TSR peers resulting in 17.6% vesting for this measure. Adjusted diluted earnings per share (EPS) (30%) EPS is measured at current and constant rates of exchange (equally weighted). The three-year EPS compound annual growth rate (CAGR) was 4.4% and 4.9% at current and constant rates, respectively, resulting in 0% vesting for this measure. Group revenue growth (15%) The three-year Group revenue CAGR was 2.2% at constant rates of exchange, resulting in 0% vesting for this measure. New Categories revenue growth (15%) The three-year Group revenue CAGR was 21.8% at constant rates of exchange, resulting in 4.5% vesting for this measure. Operating cash flow conversion ratio (20%) We have continued to demonstrate the ongoing strength of the Group in turning operating performance into cash, resulting in a 100.6% operating cash flow conversion ratio at current rates of exchange over the three years, resulting in full vesting for this measure. The chart below illustrates performance compared to the targets. LTI performance measures, weightings and results for year ended 31 December 2024 Measure1 Weighting Threshold (15%) Maximum (100%) Result Outcome Relative TSR2 Relative to a peer group of international FMCG companies 20% 5th 17.6% (20%)Median UQ EPS growth at current rates of exchange Compound annual growth in adjusted diluted EPS measured at current rates of exchange 15% 4.4% 0% (15%)5% 10% EPS growth at constant rates of exchange Compound annual growth in adjusted diluted EPS measured at constant rates of exchange 15% 4.9% 0% (15%)5% 10% Group revenue growth Compound annual growth measured at constant rates of exchange 15% 2.2% 0% (15%)3% 5% New Categories revenue growth Compound annual New Categories growth measured at constant rates of exchange 15% 21.8% 4.5% (15%) 20% 30% Operating cash flow conversion ratio Ratio over the performance period at current rates of exchange 20% 100.6% 20% (20%)85% 95% Total vesting as % of maximum 42.1% (100%) Notes: 1. Non-GAAP measures: Adjusted diluted EPS (at current and constant rates of exchange) and operating cash flow conversion ratio are non-GAAP measures used by the Remuneration Committee to assess performance of the 2022-2024 LTI. Please refer to pages 395 to 410 for definitions of these measures and a reconciliation of these measures to the most directly comparable IFRS measure where applicable. In assessing performance results for the 2022 LTI award against the targets set at the start of the performance period, performance has been assessed by removing the impact of the disposal of the Russian and Belarusian businesses from the 2023 and 2024 results. Performance in the year 2022 will remain as previously reported. 2. Relative TSR: peer group constituents for the 2022-2024 LTIP were: Altria Group, Anheuser-Busch InBev, Carlsberg, Coca-Cola, Diageo, Heineken, Imperial Brands, Japan Tobacco, PepsiCo, Pernod Ricard, Philip Morris International, Procter & Gamble, Reckitt Benckiser, and Unilever. Following evaluation of the formulaic outcomes for the LTI, the Committee considered the results against the underlying performance of the Group and concluded that the outcomes were a fair reflection of performance delivered in what continues to be challenging and volatile market conditions and no adjustments were required on this basis. In addition, the Committee has reviewed the grant price of the 2022 LTIP (3,218p), as well as the share price movement over the 2022 to 2024 performance period, taking into account the BAT share price on 31 December 2024 of 2,880p and was satisfied that no windfall gains have occurred and that no adjustment is required to the award. The Committee noted that the value of shares reflects the share price changes that all shareholders experience and that the value of the 2022 award is at this stage indicative. Shares will not be released to the Chief Executive until after the two-year additional extended vesting period which will end on 25 March 2027. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 230

2022-2024 LTIP outcome Shares awarded Vesting % Number of shares to vest Dividend equivalent £'0001 Total value to vest £’0002 Impact of share price change £'0003 Tadeu Marroco 99,863 42.1% 42,042 £290 £1,474 -£168 Notes: 1. Value of the dividend equivalents accrued on the proportion of the award that is due to vest only. Dividend equivalents will be delivered as shares following the expiry of the two-year extended vesting period on 25 March 2027. 2. The value of ordinary shares to vest is calculated using the average share price for the three-month period ended 31 December 2024 of 2,818p. The actual value of shares to vest will be the value on 25 March 2027, when the award fully vests and is released to the Chief Executive. 3. None of the value of the award is attributable to share price appreciation and no discretion has been exercised as a result of share price appreciation or depreciation. The below table details the shares awarded under the LTIP and Deferred Share Bonus Scheme (DSBS) during the 2024 financial year. Details in relation to scheme interests granted during the year ended 31 December 2024 Plan Date of award Shares awarded1 Market price at award (pence)2 Face value £’000 Performance period3 Date from which shares will be released Tadeu Marroco LTIP 20 Mar 2024 281,816 2,384 6,718 2024-2026 20 Mar 2029 DSBS4 20 Mar 2024 34,597 2,384 825 n/a 20 Mar 2027 Soraya Benchikh LTIP5 03 Sep 2024 119,313 2,384 2,844 2024-2026 03 Sep 2029 DSBS4 - - - - - - Notes: 1. Shares awarded represent potential maximum opportunity. 2. The market price at award is the price used to determine the number of ordinary shares subject to the awards, which is calculated in the ordinary course as the average of the closing mid-market price of an ordinary share over the three dealing days preceding the date of grant. An award price of 2,384 pence per share was used for the LTI award granted to Soraya Benchikh, consistent with the award price used for the LTI award granted to the Chief Executive Officer on 20 March 2024. 3. The performance period for the LTI award is from 1 January 2024 - 31 December 2026. Performance conditions can be found on page 243. The proportion of the award that will vest for achieving threshold performance is 15% of maximum opportunity and 100% of award will vest at maximum. 4. DSBS awards relate to the 2023 performance as disclosed in the Annual Report and Form 20-F for the year ended 31 December 2023. 5. Soraya Benchikh's LTI award value is equivalent to a pro rata proportion of 400% of her annual salary with the proportion being calculated from her appointment date (1 May 2024) to 31 December 2026. The below table details the shares and share awards granted to Soraya Benchikh on her appointment on 1 May 2024 representing replacement awards which cover long-term incentives that were lost by Ms Benchikh from her previous employer on joining BAT. In line with the Policy, the value of the replacement awards was based on an expected value (at a discount to face value where appropriate, taking into account forecast vesting) of the awards being given up. Further details with regards to Ms Benchikh remuneration on appointment can be found in the Annual report and Form 20-F for the year ended 31 December 2023, on page 186. Details in relation to scheme interests granted during the year ended 31 December 2024 Date of award Shares awarded Market price at award (pence)1 Face value £’000 Date from which shares were /will be released Soraya Benchikh Ordinary shares 1 May 2024 10,532 2,351 248 1 May 2024 Restricted Share Award 1 May 2024 23,368 2,351 549 30 Sep 2025 1 May 2024 42,550 2,351 1,000 30 Sep 2026 Note: 1. The market price at award is the price used to determine the number of ordinary shares subject to the awards, which is the closing mid-market price of an ordinary share on 30 April 2024. Executive Directors’ shareholding requirements Executive Directors are encouraged to build up a high level of personal shareholding to ensure a continuing alignment of interests with shareholders. Executive Directors are required to hold BAT shares equal to the value of 500% of salary for the Chief Executive and 400% for the Chief Financial Officer during their service, and post-employment are required to maintain the same level of shareholding until the second anniversary of cessation of employment, with a sale restriction mechanism in place for this period. If, at any time, an Executive Director does not meet the requirements of the shareholding guidelines, the individual may, generally, only sell a maximum of up to 50% of any ordinary shares vesting (after tax) under the Company share plans until the threshold required under the shareholding guidelines has been met. Waiver of compliance with guidelines is permitted with the approval of the Remuneration Committee in circumstances where a restriction on a requested share sale could cause undue hardship. No such applications were received from the Executive Directors during 2024. Non-Executive Directors are expected to purchase shares in the Company on the open market to build up a shareholding in the Company during the term of their appointment. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 231

Executive Directors’ shareholding as at the year ended 31 December 2024 No. of eligible ordinary shares held at 31 Dec 20241 Value of eligible ordinary shares held at 31 Dec 20242 £'000 Actual percentage (%) of base salary at 31 Dec 2024 Shareholding requirements (% of base salary 31 Dec 2024) Compliance with shareholding requirement Tadeu Marroco3 231,641 6,671 482% 500% No Soraya Benchikh4 73,904 2,128 266% 400% No Notes: 1. Eligibility of shares: (a) ordinary shares owned outright; (b) unvested ordinary shares under the DSBS, which represent deferral of earned bonus, are eligible and count towards the requirement on a net-of-tax basis; (c) unvested ordinary shares under the LTI plan are not eligible and do not count towards the requirement during the performance period, but the estimated notional net number of ordinary shares held during the LTI plan Extended Vesting Period are eligible and will count towards the requirement; (d) unvested ordinary shares granted as a buy-out award on recruitment are eligible to count towards the requirement on a net-of-tax basis; and (e) ordinary shares held in trust under the all-employee share plan are not eligible and do not count towards the shareholding requirement. 2. Value of ordinary shares shown above: this is based on the closing mid-market share price on 31 December 2024 of 2,880p. 3. Tadeu Marroco does not yet meet the shareholding requirement as a result of the increase in the requirement following his appointment as the Chief Executive on 15 May 2023. As such, Mr Marroco may only sell a maximum of up to 50% of any ordinary shares vesting (after tax) under the Company share plans until he has met the threshold shareholding requirement unless a waiver is granted by the Committee. 4. Soraya Benchikh does not yet meet the shareholding requirement as a result of her appointment as the Chief Financial Officer on 1 May 2024. As such, Ms Benchikh may only sell a maximum of up to 50% of any ordinary shares vesting (after tax) under the Company share plans until she has met the threshold shareholding requirement unless a waiver is granted by the Committee. Remuneration in the context of the wider workforce The Group’s remuneration policies and practices are founded on a high degree of alignment and consistency across the organisation. Accordingly, remuneration for senior management is determined considering the remuneration principles that apply to the Executive Directors, and similar principles also form the basis of the remuneration arrangements for the wider workforce. The reward strategy for all employees is built around and designed to deliver the following objectives: – Attract, retain and engage a diverse talent pool for competitive advantage – Offer a reward that is externally competitive and internally equitable as well as being commercially sustainable – Alignment with short-term and long-term shareholder interests The key difference between Executive Directors’ remuneration and the wider employee population is the increased emphasis on long- term performance in respect of Executive Directors, with a greater percentage of their total remuneration being performance-related and delivered in BAT shares. This includes an additional two-year extended vesting period on LTI, and post-employment shareholding requirements which do not apply to other employees. The following table summarises the remuneration structure for the wider workforce. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 232

Element Wider workforce remuneration Salary – Salary ranges across all grades are set by reference to external market data. Individual positioning within the set salary ranges will depend on level of experience, responsibility and individual performance. – A globally consistent pay comparator group, derived from the International Pay Comparator Group used by the Remuneration Committee for executive pay benchmarking, is utilised across all levels of the organisation for pay benchmarking purposes, with an appropriate level of flexibility provided to end markets. Pension & Benefits – Retirement benefits and other benefit arrangements are provided to employees based on and to reflect local market practice. – Company pension contribution rates for Executive Directors and the wider UK workforce are aligned. Short-Term Incentive – Our International Executive Incentive Scheme (IEIS) is operated consistently across the organisation and has more than 1,640 employees participating. It is designed to reward employees for the delivery of financial, strategic and operational targets. – The IEIS is globally aligned for all managers in senior management roles, including Executive Directors, and for the most senior managers, a portion of any award receivable is deferred in BAT shares for three years and the remaining portion is delivered in cash. Both cash and deferred share awards are subject to malus and clawback. Approximately 1,330 employees globally participate in the DSBS. – Corporate annual bonus plans are in operation for employees in corporate functions designed to mirror the basic construct of the IEIS and with performance metrics which align with the IEIS. Approximately 17,240 employees globally participate in the corporate annual bonus plans. – Functional incentive schemes are in operation in non-corporate functions with functional performance metrics incorporated to provide line of sight for participants. Long-Term Incentives – The Group operates two globally aligned discretionary LTI plans designed to reward and retain our senior talent while incentivising long-term business results and shareholder value creation, aligning interests of our senior leaders with those of shareholders. – Performance Share Plan (PSP) awards are granted to the Group's most senior leaders (circa 160), including the Management Board, which are subject to the same performance measures and three-year performance period as for the Executive Directors. Executive Directors' awards are also subject to the additional 2-year holding period. – Restricted Share Plan (RSP) awards are granted to circa 1,860 senior leaders globally and are subject to continuous employment conditions during the three-year vesting period. The Executive Directors do not participate in the RSP. – Discretionary share awards are subject to malus and clawback for all participants. All-employee share schemes – Our all-employee share schemes are key to fostering a culture of ownership amongst our employees. In the UK, all employees (circa 2,450) are eligible to participate in the Company's all-employee share schemes, the Partnership Share Scheme and the Share Reward Scheme under our UK Share Incentive Plan and the Sharesave Scheme. Similar plans are also offered in Germany and Belgium. Process for setting Executive Directors’ remuneration The Remuneration Committee considers the budgeted salary increases for the UK-based employee population, the guidance given to managers on the range of salary increases and other remuneration arrangements and employment conditions for all UK-based employees when determining remuneration for the Executive Directors. It is expected that salary reviews for the Executive Directors will be in line with the approach taken for the general UK employee population, except in exceptional circumstances, such as where a recently appointed Executive Director’s salary is increased to reflect his or her growth in the role over time or where significant additional responsibilities are added to the role. As a key principle, management provides the Remuneration Committee with visibility of the potential impact of proposed changes to the Executive Directors’ Remuneration Policy on the wider employee population. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 233

Pay Equality at a glance Our Pay Equality Reporting aims to support the Group's commitment to gender balance, diversity, and inclusion, aligning with our Diversity & Inclusion (D&I) and Sustainability goals. We are committed to fostering an equitable and thriving workplace. In 2024, we continued our Pay Equity journey, successfully maintaining our independent accreditation from Fair Pay Workplace (FPW) and upholding our global scope for gender analysis, covering over 100 markets and all our direct employees. Furthermore, we’ve expanded our ethnicity analysis to include approximately 17,000 employees across eight locations, representing around 40% of our global workforce. The consolidated results from our pay equity assessments confirm our commitment to pay fairness: – Women and men are paid within 1% of one another for doing the same work or work of equal value; and – ethnically diverse groups and non-ethnically diverse groups are paid within 1% of one another for doing the same work or work of equal value. 100+ Markets in scope c.43,000 All direct employees Supporting our employees Wellbeing We remain committed to supporting our colleagues’ wellbeing. In May 2024, we introduced our Global Benefits & Wellbeing guidelines and the LiveWell framework, providing a global structure with flexibility for local needs. We have launched comprehensive benchmarking reviews across our key markets to optimize our benefits portfolio, enhance Sustainability, and elevate the overall employee experience. By 2026, LiveWell will be fully implemented in all top markets, creating a consistent and inclusive approach to employee benefits. Targeted interventions In response to ongoing macro-economic challenges, we have taken targeted actions to support employees recognising sustainable, long-term performance in a commercially relevant and equitable way, whilst supporting the diverse needs of our employees. In 2024, these measures included: – Market-specific interventions – periodic salary reviews and inflationary allowances to mitigate economic pressures. – Salary budget allocation – prioritising towards those most impacted by the external factors. – Off-cycle salary reviews – enhancing competitiveness where needed. Living Wage In times of economic volatility and continuous cost of living pressures around the world, the Group remains committed to paying all our direct employees at least the applicable living wage1. In 2024, for the second year in succession, we received an independent accreditation from the Fair Wage Network for all the markets included in the scope of our living wage analysis. The assessment has been conducted across our global business, covering approximately 43,000 employees (all our direct employees) in more than 100 markets. We will continue to monitor global living wage references regularly to ensure that our fair and equitable principles for wage setting are upheld. Note: 1. Our definition of a 'living wage' is aligned with the UN Global Compact definition: "living wage is the local remuneration received for a standard work week that enables workers and their families to meet their basic needs". BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 234 For more information about Diversity & Inclusion at BAT please see our D&I Report at bat.com/investors-and- reporting/reporting/diversity-and-inclusion-report +

Workforce engagement The Board keeps up to date with the current views of our wider workforce and provides the workforce with information, including on how executive pay and the pay of the wider workforce are aligned, through a combination of engagement methods across multiple channels at different levels of our organisation. A robust framework of well- established engagement methods is in place, spanning multiple channels and organisational levels: Employee listening framework Chief Executive's ‘Let's Talk’ live Q&A forum Global, Functional and Regional webcasts and town hall sessions Global Leadership Meeting (GLM) Directors' market and site visits Works Councils and European Employee Council meetings Speak Up channels Employee listening framework: In 2024, we strengthened our approach to employee engagement with the launch of our employee listening framework. This framework facilitates more frequent opportunities for employees to share their feedback. The framework includes our global Your Voice Engagement survey as an annual core index, complemented by a suite of tools such as topical surveys that can address a variety of subjects, including compensation. As part of this enhanced approach, the Board reviews an annual summary of the feedback received through the framework, with outcomes and actions provided back to employees across the Group. Direct engagement channels: Comprise Directors’ market and site visits, including participation in town hall and Q&A sessions; the Executive Directors' programme of regional and market visits to connect with local employees; our Chief Executive's 'Let's Talk' live Q&A forum series; and live webcasts presented by our Chief Executive and Chief Financial Officer to talk about our performance, results, strategic objectives, business outlook and embedding our culture, including Q&A. These engagement channels have also offered the opportunity of a two-way transparent dialogue where employees have raised compensation related topics with the Directors. Additional engagement channels: Directors are kept informed of the views and perspectives of our people arising from engagement at different levels of the organisation (for example, town halls, employee focus groups, works councils, global leadership meeting, and regional, function and local webcasts), through reports from the Chief People Officer, and from the Group Head of Business Integrity & Compliance in relation to Speak Up channels. The views of our workforce are a key consideration for the Remuneration Committee when reviewing the reward priorities of the organisation. There continues to be an ongoing dialogue with employees, through a variety of channels, about the Group’s pay practices. Through share ownership as a result of our all-employee share schemes, our employees are invited to vote on the Directors' Remuneration Policy and Report at our Annual General Meeting in the same way as our shareholders. Information about how our Board engages with our workforce is set out on page 182 to 183. The Board also receives updates from management on feedback received during the year where relevant to remuneration matters considered by the Remuneration Committee and takes feedback into account as applicable in determining executive remuneration. The Remuneration Committee is regularly updated on the pay principles and practices in operation across the Group and considers them in relation to the implementation of the Directors’ Remuneration Policy, and in ensuring there is an appropriate degree of alignment throughout the Group. In 2024, the Remuneration Committee considered employee feedback alongside the Group’s broader pay principles and practices to inform the development of the proposed revised Directors’ Remuneration Policy, to be presented to shareholders at the 2025 AGM. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 235

Other Information Relating to Executive Directors' Remuneration for the Year Ended 31 December 2024 The below table details the comparative figures for Chief Executive remuneration for the performance years 2015 to 2024. Chief Executive’s pay – Comparative figures 2015 to 2024 Nicandro Durante Jack Bowles Tadeu Marroco 2015 2016 2017 2018 20191 20191 2020 2021 2022 20232 20232,3 2024 Chief Executive's ‘single figure’ of total remuneration (£’000) 4,543 8,313 10,244 8,651 3,054 3,512 4,954 8,063 8,987 722 3,777 5,964 STI paid as % of maximum opportunity 100% 100% 97.2% 100% 50.0% 96.0% 71.1% 85.7% 77.7% —% 61.3% 78.6% LTI paid as % of maximum opportunity 8.7% 46.0% 96.1% 70.5% 69.3% 69.9% 54.2% 49.1% 58.9% —% 38.2% 42.1% Notes: 1. For 2019, the 'single figure' reflects the respective periods Jack Bowles and Nicandro Durante served as Chief Executive. Nicandro Durante retired as Chief Executive on 1 April 2019. Historical data is taken from the Directors’ Remuneration Reports for the relevant years and is presented (as appropriate) on the basis of the ‘single figure’ calculation as prescribed in the UK Directors’ Remuneration Report Regulations. 2. For 2023, the 'single figure' reflects the respective periods for which Tadeu Marroco and Jack Bowles served as Chief Executive. Jack Bowles stepped down from the Board on 15 May 2023. 3. The 2023 figure has been updated to reflect the restated LTI amounts for the Chief Executive as per the single figure table on page 228. Performance graph The graph below shows the TSR of the Company and the FTSE 100 index over the 10-year period 1 January 2015 to 31 December 2024. The chart shows the growth in value of a hypothetical £100 invested on 31 December 2014. The FTSE 100 index was selected as an appropriate comparator group by the Committee due to the Company's position within the FTSE. Total shareholder return (TSR) performance: 1 January 2015 to 31 December 2024 V al ue o f h yp ot he ti ca l £ 10 0 h ol di ng British American Tobacco FTSE 100 Dec 14 Dec 15 Dec 16 Dec 17 Dec 18 Dec 19 Dec 20 Dec 21 Dec 22 Dec 23 Dec 24 50 100 150 200 Relative importance of spend on pay The chart below sets out distributions to shareholders by way of dividends and share buy-backs, and total remuneration paid to employees for the years 2023 and 2024. In 2024, there was a 16.9% increase in distributions to shareholders and a 6.3% increase in total employee remuneration costs. £2,664m £2,831m £5,055m £5,911m Remuneration&sup1; Shareholder distributions&sup2; 0m 1,000m 2,000m 3,000m 4,000m 5,000m 6,000m 7,000m 2023 2024 Notes: 1. Remuneration: represents the total employee remuneration costs for the Group, set out on page 277 within note 3 in the Notes on the Accounts. 2. Shareholder distributions represent the total dividends paid (£5,213 million) and share buy-backs (£698 million) made in 2024. For 2023, the amount represents the total dividends paid in 2023. For further details please refer to page 55. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 236

Chief Executive Pay Ratio Disclosure The below table reflects the Chief Executive pay ratio when compared to employees at the 25th percentile, median and 75th percentile of the Group’s UK workforce pay for the years 2019 - 2024. The table also includes the salary and total remuneration figures for employees at each percentile for 2024. Chief Executive Pay Ratio Year Method 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2024 Option A 94:1 56:1 27:1 20231,2 Option A 84:1 51:1 23:1 2022 Option A 167:1 108:1 43:1 2021 Option A 149:1 97:1 40:1 2020 Option A 103:1 66:1 29:1 2019 Option A 144:1 86:1 36:1 Employees remuneration for 2024 25th percentile Median 75th percentile Salary £42,001 £66,734 £117,204 Total Remuneration3 £63,551 £106,536 £216,994 Notes: 1. The 2023 pay ratio figures are based on the pro-rated single figure for the Chief Executive, reflecting the respective periods for which Tadeu Marroco and Jack Bowles served in the role. Jack Bowles stepped down from the Board on 15 May 2023. 2. 2023 pay ratio figures have been updated to reflect the restated 2023 LTI amounts for the Chief Executive as per the single figure on page 228. 3. Total Remuneration for the employees is based on the UK employees' data as at 31 December 2024, and is calculated as far as possible on the same basis as the Chief Executive single figure calculation and includes salary, taxable benefits, short-term incentive, long-term incentive, dividends, pension benefits and any other remuneration receivable. For the purposes of this analysis, the following methodology and assumptions have been used: – Remuneration is annualised, where applicable, for the earnings period 1 January 2024 to 31 December 2024; – For all employees that are eligible for a car benefit, the applicable car allowance amounts have been used; – For all employees that participate in the global International Executive Incentive Scheme or equivalent corporate incentive scheme, incentive payouts are calculated based on the same metrics; – For all employees that participate in the UK DC scheme, Company contributions of 15% of salary have been used; – Employees on international assignment into and out of the UK have been included; however, assignment benefits, such as housing support, education support, home leave allowance or relocation costs, have not been included as these are not consistent with the benefits included in the Chief Executive single figure calculation, which is consistent with the approach taken last year; – For hourly paid employees who are not full time, total pay and benefits have been pro-rated based on full-time employee hours. Option A uses the total full-time equivalent remuneration for all UK employees for the financial year ended 31 December 2024 and has been used to calculate the ratio as this is viewed to be the most robust and comprehensive means of assessment and is also reflective of shareholder preferences. For the Chief Executive, the total remuneration as provided in the single figure of remuneration table on page 228 has been used. The figures above show a slight increase across all quartiles compared to 2023. The increase is mainly attributable to a higher STI out turn in 2024 reflecting full-year salary and STI opportunity as the Chief Executive, and 2022 LTIP vesting which was granted to the Chief Executive in his capacity as Finance Director at the time. Pay for the Chief Executive is heavily weighted towards the variable elements of remuneration. Therefore, year-on-year movements in the pay ratio will largely be driven by STI and LTI outcomes. The majority of UK employees do not participate in a similar type of long-term incentive plan and their overall remuneration is less leveraged compared to the Chief Executive's remuneration with the variable pay opportunity accounting for 80% to 90% of total remuneration for the Chief Executive. As such the Chief Executive pay ratio is likely to continue to vary over time. Fixed remuneration remained aligned with that of the wider UK-based workforce, with the pension contribution percentage for the Chief Executive remaining aligned with the wider workforce of up to 15% of salary. The Company believes the median pay ratio for 2024 reflects the diversity of our business footprint and employee population across the UK. The Group’s remuneration policies and practices are founded on a high degree of alignment and consistency, with total remuneration at all levels providing competitive compensation that enables the attraction and retention of talent while also providing equitable differentiated remuneration based on grade, performance and experience. Further details on all-employee remuneration at BAT can be found on page 232. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 237

Chair and Non-Executive Directors’ Remuneration for the Year Ended 31 December 2024 The following table shows the single figure of remuneration for the Chair and Non-Executive Directors in respect of qualifying services for the year ended 31 December 2024, together with comparative figures for 2023. Base fee £’000 Chair/Committee membership fees1 £’000 Taxable benefits2 £’000 Total remuneration £’000 2024 20233 2024 20233 2024 20233 2024 20233 Luc Jobin (Chair)4 711 688 — — 17 17 728 705 Kandy Anand 104 100 48 28 4 4 156 132 Karen Guerra 104 100 29 28 3 4 136 132 Holly Keller Koeppel5 133 100 38 55 3 6 174 161 Murray Kessler6 104 16 29 4 55 1 188 21 V&eacute;ronique Laury 104 100 29 28 3 3 136 131 Darrell Thomas 104 100 48 28 4 4 156 132 Serpil Timuray 104 8 29 2 — 4 — — 137 10 Former Non-Executive Directors Sue Farr (stepped down 24/04/2024) 46 142 9 28 3 4 58 174 Dimitri Panayotopoulos (stepped down 24/04/2024) 32 100 18 55 — 3 50 158 Total 1,546 1,454 277 256 96 46 1,919 1,756 Notes: 1. Committee memberships are shown, together with changes during the year, in the reports of the respective committees in the Governance sections of the Directors’ Report. 2. Benefits for the Chair in 2024 comprised health insurance and ‘walk-in’ medical services of £10,113 (2023: £9,300), hotel accommodation and travel expenses of £4,320 (2023: £5,200), and security service cost of £2,394 (2023: £1,550). The benefits for the other Non-Executive Directors principally comprised travel-related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or events and ‘walk-in’ medical services. The figures shown are grossed-up for tax (as appropriate) as, in line with the UK market, it is the normal practice for the Company to pay the tax that may be due on any benefits. 3. The 2023 fees and benefits reflect the following appointment dates: Murray Kessler’s appointment as a Non-Executive Director on 6 November 2023 and Serpil Timuray's appointment as a Non-Executive Director on 4 December 2023. 4. Luc Jobin receives a pension in respect of prior service to Imasco Limited (acquired in 2000 by the Group) and Imperial Tobacco Canada Limited, a subsidiary of BAT. In 2024, this amount was CAD$150,228 (£83,824), in 2023: CAD$150,228 (£88,878). 5. Deferred Compensation Plan for Directors of Reynolds American Inc. (DCP): as a former outside director of Reynolds American Inc. Holly Keller Koeppel participated in the DCP under which she elected to defer payment of a portion of her Reynolds American retainers and meeting attendance fees to a Reynolds American stock account. Following the acquisition of Reynolds American by BAT, amounts deferred to a stock account (Deferred Stock Units or DSUs) mirror the performance of, and receive dividend equivalents based on, BAT American Depository Shares (ADSs). The DSUs of Holly Keller Koeppel are disclosed as a note to ‘Summary of Directors’ share interests'. DSUs deferred under the DCP will be paid in accordance with the terms of the DCP, section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Director’s existing deferral elections. 6. Taxable benefits for Murray Kessler include expenses relating to attendance at company-sponsored events which are treated by HMRC as taxable benefit in the United Kingdom. The amounts include tax gross-up, where relevant. Payments to past Directors or for loss of office In addition to the payments to Mr Bowles, the Company's former Chief Executive Officer, which were disclosed in the Directors' Remuneration Report for 2023, Mr Bowles received tax advice (pertaining to his subsisting long term incentive awards) in 2024 for which the Group was invoiced £7,272 (plus VAT). It is anticipated that a further invoice in 2025 with reference to tax advice provided to Mr Bowles in 2024, expected to be in the amount of £7,750 (plus VAT). As the payment of these amounts is a benefit in kind, the Group will also settle the amount of tax arising for Mr Bowles if applicable. The aggregate amount of the invoices (including VAT) is anticipated to be £32,774. There were no other payments to past Directors or for loss of office. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 238

Remuneration policy implementation for 2025 Base Salary for 2025 The Remuneration Committee has determined the following salary for the Executive Directors. The Remuneration Committee has considered a number of factors in determining the appropriate salary review for the Executive Directors, including: the average salary increase for the wider workforce in the UK, the contribution of the Executive Directors, and underlying Group performance in 2024. Chief Executive Current Base salary Base salary from 1 Apr 2025 Percentage change % Tadeu Marroco £1,384,000 £1,419,000 2.5% Soraya Benchikh £800,000 £828,000 3.5% Pensions and Benefits No changes have been made to the pension and benefits provision for Executive Directors, noting that the pension provision for Executive Directors has been aligned with the wider UK workforce since 2019. Short-Term Incentive for 2025 STI opportunity levels for Executive Directors will be in line with those set out in our Directors’ Remuneration Policy. Due to the commercial sensitivity of the targets, details for the year ending 31 December 2025 will be disclosed retrospectively in the Annual Report on Remuneration for the year ending 31 December 2025. As described in the Remuneration Committee Chair’s statement, the following performance measures and weightings will apply to the STI in 2025: 2025 STI performance measures and weightings Total Revenue Growth 10% Measures year-on-year % growth in total revenue at constant rates of exchange on an organic basis. Adjusted Profit from Operations1 30% Measures year-on-year % growth at constant rates of exchange on an organic basis. Adjusted Cash Generated from Operations2 25% Measures annual adjusted organic cash generated from operations at constant rates. Transformation metrics New Categories Revenue Growth 12.5% Measures year-on-year % improvement in organic revenue from Vapour, HP and Modern Oral at constant rates. New Categories Adjusted Gross Profit Margin 12.5% Measures gross profit margin % accretion delivered by Vapour, HP and Modern Oral products at constant rates of exchange on an organic basis. Sustainability - Climate 10% Measures annual % reduction (versus 2020 baseline) in Scope 1 and 2 GHG emissions from direct operations including direct emissions from BAT owned facilities and indirect emissions associated with purchased energy. Total 100% Notes: 1. Notwithstanding the progress made towards a settlement agreement in 2024, given the outcome and the timing of the Canada litigation is unknown at the time of target setting, the Committee determined that the Canadian business (excluding New Categories) should be removed for the purposes of the 2025 Adjusted Profit from Operations targets. The 2024 Adjusted Profit from Operations outcome figure will therefore also be adjusted to exclude Canada to ensure performance can be assessed on a like-for-like basis. This treatment is consistent with the Group’s accounting treatment as it relates to the proposed Canadian settlement. The Committee reserves the right to review this approach in light of a change in circumstances or other relevant factors in the future. Any adjustments will be fully explained in the 2025 Annual Report on Remuneration. 2. Net cash generated from operating activities, less net finance costs, net capital expenditure, dividends from associates and dividends paid to non-controlling interests and before cash paid/received in respect of litigation. Adjusted CGFO is measured at constant rates of exchange. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 239

Performance Share Plan awards for 2025 The Chief Executive and the Chief Financial Officer will be granted PSP awards equal to a maximum of 600% of salary and 450% of salary, respectively, subject to the approval of the 2025 Remuneration Policy. The PSP performance measures applicable to the 2025 awards will strengthen the focus on portfolio transformation, together with the incentivisation of the continued financial performance of the Group, creating a strong alignment with the Group’s long-term strategy delivery and the interests of shareholders. The measures and targets for the 2025 PSP awards are set out below: – Relative TSR (20%): BAT's total shareholder return over the performance period relative to the total shareholder return of the TSR peer group. – Earnings per share (25%): Measures adjusted, diluted EPS compound annual growth rate (CAGR) over a 3-year performance period at constant rates of exchange. – Operating Cash Flow Conversion (20%): Measures average operating cash flow as a % of Adjusted Operating Profit over the performance period at current rates of exchange. Transformation metrics – Smokeless Revenue/Total Revenue (10%): Measures revenue delivered from New Categories, Traditional Oral and Beyond Nicotine products over total revenue at current rates of exchange. – New Categories Contribution Margin (10%): Measures New Categories Contribution over New Categories revenue, where New Categories Contribution is the contribution to APFO from Vapour, HP and Modern Oral products. It is stated after deduction of attributable costs and allocated cross category shared costs, before the deduction of administrative overheads and excluding the impact of adjusting items in line with the policy for APFO. The measure is assessed at constant rates of exchange. – Return on Capital Employed (ROCE) (15%): Measures annual average ROCE growth on an adjusted basis at current rates over a 3- year performance period: profit from operations, excluding adjusting items and including dividends received from associates and joint ventures as a proportion of average total assets less current liabilities. The approach taken is consistent with the Group’s financial reporting standards. Material events (e.g. material impairments and/or acquisitions) will be reported to and considered by the Committee as part of the assessment of the Group’s underlying performance. Measurement of performance is based on an average growth rate over the 3-year performance period to moderate potential foreign exchange rate fluctuations which may impact the ROCE in a specific year. The targets have been set having carefully considered our internal forecasts and external market expectations for future growth, as well as the current business environment in which the Group is operating. The Committee is confident that the targets remain suitably stretching and incentivising for participants, ensuring only maximum payout for exceptional performance. In addition, the Committee retains discretion to determine whether the formulaic outcome of the 2025 PSP at vesting is a fair reflection of underlying business performance and consistent with the shareholder experience over the performance period and, if not, to adjust the outcome accordingly. PSP measures Weighting Threshold (15%) Maximum (100%) Relative TSR1 20% Median Upper Quartile Earnings per share2 (at constant rates) CAGR 25% 3% 7% Operating cash flow conversion ratio 20% 94% 99% Transformation metrics Smokeless Revenue / Total Revenue 10% 21% 24% New Categories Contribution Margin 10% 20% 25% Return on Capital Employed 15% 0.6% 0.8% Total 100% Notes: 1. The 2025 TSR peer group constituents are: Altria Group, Anheuser-Busch InBev, Carlsberg, Coca-Cola, Diageo, Heineken, Imperial Brands, Japan Tobacco, PepsiCo, Pernod Ricard, Philip Morris International, Procter & Gamble, Reckitt Benckiser, and Unilever. 2. Notwithstanding the progress made towards a settlement agreement in 2024, as the outcome and the timing of the Canada litigation is unknown at the time of target setting, the Committee determined that the Canadian business (excluding New Categories) should be removed for the purposes of the 2025 PSP Earnings per share targets. The 2024 Earnings per share outcome figure will therefore also be adjusted to remove the Canadian business (excluding New Categories) to ensure performance can be assessed on a like-for-like basis over the performance period. This treatment is consistent with the Group’s accounting treatment as it relates to the Canadian settlement. The Committee reserves the right to review this approach in light of a change in circumstances or other relevant factors in the future. Any adjustments will be fully explained in future Annual Reports on Remuneration. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 240

2025 Non-Executive Directors’ fees The 2025 Non-Executive Directors’ fees structure is set out in the table below. The Chair's fee and the fees for Non-Executive Directors have been reviewed with the changes below to apply in May 2025. Adjustments to fees have taken into consideration the increasing demands placed on the Board, the strategic agenda of the business, the complexity of the sector and the approach to salary adjustments among the wider UK workforce. The Chair's fee will be adjusted by 3.7% and the fees of Non-Executive Directors, when viewed in aggregate, will be adjusted by 4.1%. Fees from 1 May 2025 £ Fees to 30 April 2025 £ Chair's fee 745,000 718,000 Base fee 104,800 104,800 Senior Independent Director 43,150 43,150 Audit Committee: Chair 43,150 43,150 Audit Committee: Member 20,000 15,850 Nominations Committee: Chair — — Nominations Committee: Member 15,000 13,600 Remuneration Committee: Chair 43,150 43,150 Remuneration Committee: Member 20,000 15,850 Other disclosures Annual change in remuneration of Directors and employees The following table shows the percentage change in the Directors’ remuneration measured against a comparator group comprising the UK employee population across all UK entities. This comparator group is considered to be the most appropriate group due to the limited number of employees employed under BAT p.l.c. contracts outside of the Director group. In addition, using a more widely-drawn group encompassing the worldwide nature of the Group’s business would also present practical difficulties in collation and would be a less relevant comparator given the significant variations in employee pay across the Group, the differing economic conditions and wide variations in gross domestic product per capita. % change in salary/fees % change in taxable benefits1 % change in STI 2023 to 2024 2022 to 2023 2021 to 2022 2020 to 2021 2019 to 2020 2023 to 2024 2022 to 2023 2021 to 2022 2020 to 2021 2019 to 2020 2023 to 2024 2022 to 2023 2021 to 2022 2020 to 2021 2019 to 2020 Executive Directors Tadeu Marroco2 20 43 — 4 5 (15) 55 57 (33) 22 64 39 (9) 25 (24) Soraya Benchikh3 n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a n/a Chair Luc Jobin4 3 3 28 334 2 1 42 59 24 (79) n/a n/a n/a n/a n/a Non-Executive Directors Kandy Anand5 18 3 n/a n/a n/a 1 (10) n/a n/a n/a n/a n/a n/a n/a n/a Sue Farr6 — 20 18 1 2 (22) 9 931 — (100) n/a n/a n/a n/a n/a Karen Guerra7 4 3 — — n/a (15) (24) 3,977 — n/a n/a n/a n/a n/a n/a Holly Keller Koeppel8 10 2 — 1 2 (49) (61) 4,907 (99) (82) n/a n/a n/a n/a n/a Murray Kessler9 2 — n/a n/a n/a 10,130 — n/a n/a n/a n/a n/a n/a n/a n/a V&eacute;ronique Laury10 4 2 n/a n/a n/a (5) 100 n/a n/a n/a n/a n/a n/a n/a n/a Dimitri Panayotopoulos11 — (12) (12) 9 21 (87) 8 262 (78) (88) n/a n/a n/a n/a n/a Darrell Thomas 18 3 (6) n/a n/a (5) 48 100 n/a n/a n/a n/a n/a n/a n/a Serpil Timuray12 2 n/a n/a n/a n/a 100 n/a n/a n/a n/a n/a n/a n/a n/a n/a Average UK-based employee13 7 5 5 6 3 16 (23) 2 (1) 1 7 — 2 20 (5) Notes: 1. Benefits: The changes in taxable benefit values for 2022 vs 2021 and 2021 vs 2020 were primarily a result of COVID-related travel restrictions in 2021 and 2020 with minimum or no travel compared to 2022 when COVID-related restrictions were lifted, as well as subsistence costs associated with business functions due to COVID-related travel restrictions throughout 2020 and 2021. Further details of the taxable benefits figures can be found in the table on page 238. 2. Tadeu Marroco was appointed as an Executive Director from 5 August 2019, therefore the figures for 2019 were annualised to calculate the year-on-year change. Tadeu Marroco was appointed as Chief Executive from 15 May 2023. 3. Soraya Benchikh was appointed as an Executive Director from 1 May 2024. Accordingly, no year-on-year change figures have been included. 4. Luc Jobin was appointed Chair from 28 April 2021. The change in fees from 2020 to 2021 is due to the increase in fees received following the appointment. 5. Kandy Anand was appointed to the Board on 14 February 2022, therefore the figures for 2022 were annualised to calculate the year-on-year change. Kandy Anand was appointed as Remuneration Committee Chair from 24 April 2024, therefore the change in fees from 2023 to 2024 is due to the increase in fees received following the appointment. 6. Sue Farr stepped down from the board effective 24 April 2024, therefore figures for 2024 were annualised to calculate the year-on-year change. 7. Karen Guerra was appointed to the Board on 14 September 2020, therefore figures for 2020 were annualised to calculate the year-on-year change. 8. Holly Keller Koeppel was appointed as Senior Independent Director on 24 April 2024 therefore the change in fees from 2023 to 2024 in due to the increase in fees received following the appointment. 9. Murray Kessler was appointed to the Board on 6 November 2023, therefore figures for 2023 were annualised to calculate the year-on-year change. 10. V&eacute;ronique Laury was appointed to the Board on 19 September 2022, therefore figures for 2022 were annualised to calculate the year-on-year change. 11. Dimitri Panayotopoulos stepped down from the Board effective 24 April 2024, therefore figures for 2024 were annualised to calculate the year-on-year change. 12. Serpil Timuray was appointed to the Board on 4 December 2023, therefore figures for 2023 were annualised to calculate the year-on-year change. 13. The data for the UK-based employees comparator group (which excludes directors) is on a full-time equivalent basis and is made up as follows as at 31 December 2024: (1) the weighted average base salaries; (2) the average taxable benefits per grade; and (3) the weighted average bonus result based on that population as at that date. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 241

Directors’ Share Interests Summary of Directors’ Share Interests Ordinary shares held at 31 Dec 2024 Outstanding scheme interests 31 Dec 20241 Total of all interests in ordinary shares at 31 Dec 2024 Unvested awards subject to performance conditions and continued employment (LTIP) Unvested awards subject to continued employment only (DSBS, LTIP in extended vesting period and buyout awards) Unvested interests (Sharesave) Total ordinary shares subject to outstanding scheme interests Executive Directors Tadeu Marroco2 135,338 489,844 185,927 1,443 677,214 812,552 Soraya Benchikh3 38,983 119,313 65,918 — 185,231 224,214 Chair of the Board Luc Jobin4 90,236 — — — — 90,236 Non-Executive Directors Kandy Anand4 7,585 — — — — 7,585 Karen Guerra 23,400 — — — — 23,400 Holly Keller Koeppel5 — — — — — — Murray Kessler4 5,000 — — — — 5,000 V&eacute;ronique Laury 1,650 — — — — 1,650 Darrell Thomas4 4,600 — — — — 4,600 Serpil Timuray — — — — — — Sue Farr (stepped down 24/04/2024)6 392 — — — — 392 Dimitri Panayotopoulos (stepped down 24/04/2024)6 3,300 — — — — 3,300 Changes from 31 December 2024: – Tadeu Marroco: purchase of 5 ordinary shares on 2 January 2025 and 4 ordinary shares on 5 February 2025 under the SIP and delivery on 5 February 2025 of 387 ordinary shares, representing dividend equivalents due on outstanding DSBS awards in respect of the quarterly dividend paid to shareholders on 3 February 2025. – Soraya Benchikh: purchase of 5 ordinary shares on 2 January 2025 and 5 ordinary shares on 5 February 2025 under the SIP. – There were no changes in the interests of the Chair and the other Non-Executive Directors. Notes: 1. On 29 March 2024, Tadeu Marroco received 18,727 shares following the vesting of his 2021 awards under the Deferred Share Bonus Scheme. On May 9 2024, Tadeu Marroco exercised 433 options granted to him under the UK Sharesave scheme. No other options were exercised by Directors in 2024. 2. Tadeu Marroco: ordinary shares held include 2,236 held by the trustees of the BAT Share Incentive Plan (SIP). 3. Soraya Benchikh: joined the Board on 1 May 2024. Upon joining, the following replacement awards were granted to Ms Benchikh to compensate for the long-term incentives that she lost with her previous employer upon joining BAT: an award of 7,572 BAT shares (on a net-of-tax basis) which were immediately vested, an award of 23,368 shares vesting on 30 September 2025, and an award of 42,550 shares vesting on 30 September 2026. Ordinary shares held include 15 shares held by the trustees of the SIP. 4. American Depositary Shares (ADSs): each of the interests in ordinary shares held by Luc Jobin, Kandy Anand, Murray Kessler and Darrell Thomas consists of an equivalent number of BAT ADSs, each of which represents one ordinary share in the Company. 5. Holly Keller Koeppel: at the date of this report, Holly Keller Koeppel, being a former director of Reynolds American Inc. and a participant in the Deferred Compensation Plan for Directors of Reynolds American (DCP), holds Deferred Stock Units (DSUs) which were granted prior to becoming a Director of BAT. In accordance with an election made by Holly Keller Koeppel in December 2016, a proportion of her DSUs representing her fees as a director of Reynolds American Inc. for 2017 are payable from January 2023 over a period of 10 years, with the remainder of her DSUs (representing her fees as a director of Reynolds American Inc. in prior years) becoming payable following her cessation as a Director of BAT. Each DSU entitles the holder to receive a cash payment equal to the value of one BAT ADS. The number of DSUs increases on each dividend date by reference to the value of dividends declared on the ADSs underlying the DSUs. Ms Koeppel currently holds 33,906 DSUs (2023: 30,721 DSUs). 6. Sue Farr and Dimitri Panayotopoulos: holdings are as of the date of departure (24 April 2024). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 242

Further details in relation to performance conditions attaching to outstanding scheme interests LTIP awards granted in 2023 LTIP awards granted in 2024 1 January 2023–31 December 2025 1 January 2024–31 December 2026 Weighting Threshold (15% vests) Maximum (100% vests) Weighting Threshold (15% vests) Maximum (100% vests) Relative TSR1 Ranking against a peer group of international FMCG companies 20% Median Upper quartile 20% Median Upper quartile EPS growth at current rates of exchange Compound annual growth (CAGR) in adjusted diluted EPS measured at current rates of exchange 15% 5% CAGR 10% CAGR 15% 2% CAGR 6% CAGR EPS growth at constant rates of exchange Compound annual growth (CAGR) in adjusted diluted EPS measured at constant rates of exchange 15% 5% CAGR 10% CAGR 15% 2% CAGR 6% CAGR Revenue growth Compound annual growth (CAGR) measured at constant rates of exchange 15% 3% CAGR 5% CAGR 15% 3% CAGR 5% CAGR New Categories revenue growth Compound annual growth (CAGR) measured at constant rates of exchange 15% 20% CAGR 30% CAGR 15% 15% CAGR 25% CAGR Operating cash flow conversion ratio Measured at current rates of exchange, as a percentage of APFO 20% 85% 95% 20% 87.5% 97.5% Note: 1. The relative TSR peer group constituents for the LTIP awards granted in 2023 and 2024 are: Altria Group, Anheuser-Busch InBev, Carlsberg, Coca-Cola, Diageo, Heineken, Imperial Brands, Japan Tobacco, PepsiCo, Pernod Ricard, Philip Morris International, Procter & Gamble, Reckitt Benckiser, and Unilever. Directors and Management Board No Directors or Management Board Members own more than 1% of the ordinary shares in issue. At 5 February 2025, the Directors and Management Board collectively held interests (or their calculated equivalents) under the Company share schemes of: 1,069,119 ordinary shares, 828,891 restricted share units, 2,065,673 performance share units, 11,891 options over ordinary shares and 33,906 deferred share units. Shareholder dilution – options and awards outstanding Satisfaction of Company share plan awards in accordance with the Investment Association’s Principles of Remuneration New ordinary shares issued by the Company during the year ended 31 December 2024 – by the issue of new ordinary shares; – ordinary shares issued from treasury only up to a maximum of 10% of the Company’s issued share capital in a rolling 10-year period; – within this 10% limit, the Company can only issue (as newly issued ordinary shares or from treasury) 5% of its issued share capital to satisfy awards under discretionary or executive plans (in line with changes to the Principles of Remuneration, this 5% limit is not included in the new LTI to be approved by shareholders at the 2025 AGM).; and – the rules of the Company’s DSBS do not allow for the satisfaction of awards by the issue of new ordinary shares. – 275,824 ordinary shares issued by the Company in relation to the Sharesave Scheme; – 267,649 treasury shares issued by the Company in relation to the LTI awards vesting; – a total of 918,656 Sharesave Scheme options over ordinary shares and a total of 1,889,380 LTI awards that may be settled using newly-issued or treasury shares were outstanding at 31 December 2024, representing 0.13% of the Company’s issued share capital (excluding shares held in treasury); and – options outstanding under the Sharesave Scheme are exercisable until 1 April 2030 at option prices ranging from 1,927p to 2,727p. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 243

The Remuneration Committee Governance Remuneration Committee current members Kandy Anand (Chair) Karen Guerra Murray S. Kessler Serpil Timuray Role As set out in the Terms of Reference, the Remuneration Committee is responsible for: – determining and proposing the Directors’ Remuneration Policy (including salary, benefits, performance-based variable rewards and retirement benefits) for shareholder approval; – determining, within the terms of the approved Directors’ Remuneration Policy, the specific remuneration packages for the Chair and the Executive Directors, on appointment, on review and, if appropriate, any compensation payment due on termination of appointment; – the setting of targets applicable for the Company’s performance-based variable reward schemes and determining achievement against those targets, including consideration of factors relating to any potential adjustments, for example, to reflect changes in the Group’s business context such as restructuring, mergers and acquisitions activity; exercising discretion where appropriate and as provided by the applicable scheme rules and the Directors’ Remuneration Policy; – reviewing Group workforce remuneration and related policies and the alignment of incentives and rewards with Group culture, taking these into account in setting the remuneration policy for Executive Directors, members of the Management Board and the Company Secretary, providing feedback to the Board on workforce reward, incentives and conditions applicable across the Group, and supporting the Board’s monitoring of the Group’s culture and its alignment with the Group’s purpose, values and strategy; – setting remuneration for members of the Management Board and the Company Secretary; and – monitoring and advising the Board on any major changes to the policy on employee benefit structures for the Group. Revised terms of reference for the Committee were introduced with effect from 1 August 2024 to reflect the introduction of the 2024 UK Corporate Governance Code, as it applies to the Company from 1 January 2025, including to specify the Committee's responsibility for maintaining appropriate malus and clawback arrangements. Attendance at meetings in 2024 Name2(a) Member since Meeting attendance Attended/Eligible to attend1(a) Kandy Anand2(b) 2022 6/6 Karen Guerra2(c) 2025 0/0 Murray S. Kessler2(d) 2023 6/6 Serpil Timuray 2023 6/6 Dimitri Panayotopoulos2(e) 2015 - 2024 1/1 Sue Farr2(e) 2016 - 2024 1/1 Notes: 1. Number of meetings in 2024: (a) the Committee held six meetings in 2024, two of which were ad hoc. Four meetings of the Committee are scheduled for 2025. 2. Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the UK Corporate Governance Code 2018 Provisions 10 and 2 and applicable NYSE listing standards; (b) Kandy Anand succeeded Dimitri Panayotopoulos as Chair of the Remuneration Committee from the conclusion of the 2024 AGM; (c) Karen Guerra joined the Committee with effect from 10 February 2025, (d) Murray Kessler will cease to be a member of the Committee on stepping down from the Board with effect from 17 February 2025, and (e) Dimitri Panayotopoulos and Sue Farr ceased to be members of the Committee on stepping down from the Board at the conclusion of the AGM on 24 April 2024.. Other attendees: the Chair, the Chief Executive, the Chief People Officer, the Group Head of Reward and other senior management, including the Company Secretary, may be consulted and provide advice, guidance and assistance to the Remuneration Committee. They may also attend Committee meetings (or parts thereof) by invitation. None of the Chair, any Executive Director or member of senior management plays any part in determining their own respective remuneration. Independence and advice PricewaterhouseCoopers LLP (PwC): PwC were appointed by the Remuneration Committee following a rigorous tender process in January 2020 as one of the Remuneration Committee’s remuneration consultants. PwC provided independent advice to the Committee in 2024 and a representative of PwC attended scheduled Remuneration Committee meetings in 2024. PwC's advice included, for example, support with market trends and comparator group analysis, updates on market practice and shareholder engagement perspectives. PwC is a member of the Remuneration Consulting Group and, as such, operates under the code of conduct in relation to executive remuneration consulting in the UK. The Committee is satisfied that the advice received is objective and independent. The Committee is comfortable that the PwC advisory team is not involved in any other services PwC provides to the Company, such as tax, corporate finance and consulting services to Group companies worldwide excluding the U.S. Total fees for the provision of remuneration advice to the Committee in 2024 were £191,800. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 244

Meridian Compensation Partners (Meridian): Meridian, a U.S. based advisory firm, were appointed by the Remuneration Committee following a rigorous tender process in January 2020 as one of the Remuneration Committee’s remuneration consultants. Meridian provided advice to the Committee in 2024 and a representative of Meridian attended scheduled Remuneration Committee meetings in 2024. Meridian's advice included advice on remuneration matters including market trends, shareholder engagement perspectives and comparator group analysis from a U.S. perspective. The Committee is satisfied that the advice received is objective and independent. Meridian did not provide any other services to the Company. Total fees for the provision of remuneration advice to the Committee in 2024 were US$33,420. Deloitte LLP were appointed by the Remuneration Committee as one of the Remuneration Committee's remuneration consultants replacing PwC from December 2024 following a rigorous tender process. Deloitte LLP provided independent advice to the Committee following their appointment. A representative of Deloitte LLP attended the scheduled Remuneration Committee meeting in December 2024. Deloitte's advice included, for example, support with updates on market practice, shareholder engagement perspectives and independent measurement of the relative TSR performance conditions. Deloitte LLP is a member of the Remuneration Consulting Group and, as such, operates under the code of conduct in relation to executive remuneration consulting in the UK. The Committee is satisfied that the advice received is objective and independent. The Committee is comfortable that the Deloitte LLP advisory team is not involved in any other services Deloitte LLP provides to the Company. Total fees for the provision of remuneration advice to the Committee in 2024 were £22,667. Regular work programme 2024 The Remuneration Committee: – reviewed the Chair's fee from 1 May 2024, taking into account market positioning, the broader external environment and the level of salary increases awarded to UK employees; – reviewed salary for the Chief Executive to take effect from 1 April 2024, taking into account market positioning, the external environment including stakeholder expectations and shareholder perspectives, and the level of salary increases awarded to UK employees; – reviewed salaries for members of the Management Board and the Company Secretary from 1 April 2024, taking into account market positioning, the external market environment and the level of salary increases awarded to UK employees; – assessed the achievement against the targets for the 2023 STI award and set the STI targets for 2024 to provide an appropriate degree of stretch within the target ranges to drive performance in alignment with the Group's strategic objectives and shareholder interests; – reviewed updates on performance against the 2024 STI target measures and for outstanding LTI awards; – assessed the achievement against the performance conditions for the vesting of the 2021 LTIP award, determined the contingent level of LTI awards for March 2024 and reviewed the associated performance conditions; – assessed the achievement against the targets for the 2023 Share Reward Scheme and set the targets for the 2024 award; – reviewed the Annual Statement and the Annual Report on Remuneration for the year ended 31 December 2023 prior to its approval by the Board and subsequent proposal to shareholders at the Company’s AGM on 24 April 2024; – reviewed the 2024 AGM voting results relating to remuneration resolutions, market trends in the context of that annual general meeting season and corporate governance developments relating to executive remuneration and wider workforce remuneration in the UK and the U.S.; – monitored the continued application of the Company’s shareholding guidelines for Executive Directors and members of the Management Board; and – reviewed the Committee’s effectiveness following the Board and Committees review process (discussed on pages 187 to 188). Directors' Remuneration Policy Review – In preparation for the presentation of a revised remuneration policy to shareholders in 2025, the Committee conducted an in-depth review of the current policy, proposed changes and approach to shareholder engagement. An associated programme of shareholder engagement was subsequently led by the Committee Chair. – In determining the revised Directors' Remuneration Policy to be proposed to shareholders at the Company's AGM in 2025, the Committee has taken into account shareholder feedback, the Group's transformation strategy, talent marketplace, remuneration and related policies applicable to the wider workforce, the alignment of incentives and rewards with the Group's values and culture, the application of the 2018 UK Corporate Governance Code, future application of the 2024 UK Corporate Governance Code, and other applicable regulations. Other activities in 2024 The Remuneration Committee: – reviewed remuneration arrangements in connection with Management Board role changes during the year; – assessed various aspects of the Group’s workforce remuneration strategy and alignment with our values, strategic objectives, Executive Directors’ remuneration and external market positioning, with specific focus on variable pay architecture for management grade employees across the Group; – approved changes to the methodology for calculating the share of market read for the STI volume share metric in several markets, based on the local market environment and reporting capabilities; – reviewed the Group's pay equality data and associated reporting, including UK gender pay reporting for 2023 for applicable UK Group companies prior to publication in March 2024, and voluntary reporting on international gender pay and ethnicity pay; – conducted a competitive tender exercise to select new UK remuneration advisers to the Committee which led to the appointment of Deloitte LLP from December 2024; and – reviewed the Committee's Terms of Reference to align with the requirements of the 2024 Code and recommended revisions to those Terms of Reference be introduced from 1 August 2024, which were subsequently approved by the Board. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 245

Voting on Remuneration and Engagement with Shareholders At the AGM on 24 April 2024, shareholders considered and voted on the 2023 Directors’ Remuneration Report as set out in the table below. No other resolutions in respect of Directors’ remuneration or incentives were considered at the 2024 AGM. The current Remuneration Policy was approved by shareholders at the AGM on 28 April 2022 as set out below. The full Directors’ Remuneration Policy is set out in the 2021 Annual Report on Remuneration and summarised on page 227. Further information regarding shareholder engagement in relation to remuneration matters is set out in the Annual Statement on Remuneration on page 207 and in the discussion of Board engagement with shareholders on pages 178 and 179. Approval of Directors' Remuneration Report1 and Policy2 Directors' Remuneration Policy 2022 AGM Directors' Remuneration Report 2024 AGM Percentage for 94.85 96.58 Votes for (including discretionary) 1,663,434,518 1,509,240,342 Percentage against 5.15 3.42 Votes against 90,313,970 53,407,399 Total votes cast excluding votes withheld 1,753,748,488 1,562,647,741 Votes withheld3 2,811,496 1,912,941 Total votes cast including votes withheld 1,756,559,984 1,564,560,682 Notes: 1. Directors’ Remuneration Report: does not include the part of the Remuneration Report containing the Directors' Remuneration Policy (see note 2 below). 2. Directors’ Remuneration Policy: was approved by shareholders at the 2022 AGM held on 28 April 2022 and is set out in full in the 2021 Annual Report on Remuneration. 3. Votes withheld: these are not included in the final proxy figures as they are not recognised as a vote in law. The Directors’ Remuneration Report has been approved by the Board on 12 February 2025 and signed on its behalf by: Kandy Anand Chair, Remuneration Committee 12 February 2025 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Remuneration Report 2024 Annual Report on Remuneration Continued 246

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Governance 247

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 248

This page is intentionally left blank 249

This page is intentionally left blank 250

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 251

This page is intentionally left blank 252

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 253

This page is intentionally left blank 254

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 255

This page is intentionally left blank 256

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 257

This page is intentionally left blank 258

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 259

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of British American Tobacco p.l.c.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the Group) as of December
31, 2024, and 2023, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in
Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2024, and the related notes
(collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of
December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the
Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International
Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission.
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
Impairment analysis of goodwill and trademarks and similar intangibles arising from the 2017 acquisition of Reynolds
American Inc. (Reynolds American)
As discussed in Note 12 to the consolidated financial statements, the Group, as at December 31, 2024, has goodwill and trademarks of
£31,491 million and £51,930 million respectively, arising from the 2017 acquisition of Reynolds American.
We identified the evaluation of the impairment analysis of goodwill and relevant trademarks arising from the 2017 acquisition of Reynolds
American as a critical audit matter. There was a high degree of auditor judgment involved in evaluating: (i) the projected net revenue (for the forecast period) and post-tax discount rates used in the analysis of the recoverable amount of the goodwill allocated to the Reynolds
American cash-generating unit, and the recoverable amount of the relevant trademarks and similar intangibles (Newport, Camel, Pall
Mall, Natural American Spirit (NAS) and Grizzly); (ii) the terminal growth rates used in the analysis of the recoverable amount of the goodwill allocated to the Reynolds American cash-generating unit, and the recoverable amount of the Grizzly indefinite lived trademark;
and (iii) the long-term volume growth rate beyond the forecast period used in the analysis of the recoverable amount of the Newport definite lived trademark.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of relevant internal controls related to the goodwill, trademarks and similar intangibles impairment testing

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

process, including controls related to the development of the projected net revenue, management’s determination of the applicable long-term growth rates, terminal growth rates and post-tax discount rates. In addition, we assessed the impairment analysis by:
–assessing and challenging Reynolds American’s projected net revenue and long-term growth rates of relevant trademarks by examining externally derived publicly available data, including broker and analyst reports, industry reports, macro-economic assumptions, academic and scientific studies, and regulatory changes;
–challenging the projected net revenue and long-term growth rates by comparing the historical projections to actual results to assess the Group’s ability to accurately forecast;
–performing sensitivity analysis on the projected net revenue, long-term growth rates and post-tax discount rates to assess the impact of changes in these assumptions on the amount of headroom for the Reynolds American goodwill and relevant trademarks and similar intangibles; and
–involving a valuation professional with specialised skills and knowledge, who assisted in independently developing a range of post-tax discount rates using market data points for comparable companies and comparing these market rates to those utilised by Reynolds
American.
Canadian legal proceedings
As discussed in Note 24 and Note 31 to the consolidated financial statements, the Group’s operating company in Canada, Imperial
Tobacco Canada Limited (“Imperial”), has received an unfavourable judgment on the smoking and health class actions certified by the
Quebec Superior Court. As a result of this judgment, in 2019 Imperial filed for creditor protection under the Companies’ Creditors
Arrangement Act (the “CCAA”). In October 2024, while under CCAA, the court-appointed mediator and monitor filed a proposed plan of compromise and arrangement to resolve all outstanding tobacco litigation in Canada. Substantially similar proposed plans were also filed for Rothmans, Benson & Hedges Inc. and JTI-Macdonald Corp. (collectively the “proposed plans”). Under the proposed plans, if ultimately sanctioned and implemented, Imperial, Rothmans, Benson & Hedges Inc. and JTI-Macdonald Corp would pay an aggregated settlement amount of CAD$ 32.5 billion (approximately £18 billion). At December 31, 2024, a provision of £6.2 billion has been recognised.
We identified the evaluation of the Canadian legal proceedings as a critical audit matter because complex and subjective auditor judgment was required in evaluating the Group’s ability to estimate the timing and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation. This involved evaluating the assumptions related to the rate at which volumes will decline and the execution of future pricing plans (collectively “projected net revenue”), which were used to derive this estimate and the related disclosures.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the legal exposure process including controls related to the estimation of the timing and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation. In addition, we assessed the Canadian legal proceedings by:
–reading letters received directly from the Group's external and internal legal counsel that evaluated the current status of the Canadian legal proceedings. We further inquired of internal legal counsel to evaluate their basis for conclusions in their letter;
–assessing and challenging Imperial’s projected net revenue by examining externally derived publicly available data, and historical trends;
–challenging the projected net revenue by comparing the historical projections to actual results to assess Imperial’s ability to accurately forecast;
–performing sensitivity analyses on Imperial’s projected net revenue to assess the impact of changes in this assumption on the amount of the provision recorded; and
–assessing whether the Group’s disclosures detail the key estimates and sensitivities including any impact of changes to key assumptions used in the estimation of the provision for Imperial.
/s/ KPMG LLP
We have served as the Group’s auditor since 2015.
London, United Kingdom
February 12, 2025

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Group Income Statement

		For the years ended 31 December
	Notes	2024 £m	2023 £m	2022 £m
Revenue[1]	2	25,867	27,283	27,655
Raw materials and consumables used		(4,565)	(4,545)	(4,781)
Changes in inventories of finished goods and work in progress		129	(96)	227
Employee benefit costs	3	(2,831)	(2,664)	(2,972)
Depreciation, amortisation and impairment costs	4	(3,101)	(28,614)	(1,305)
Other operating income	5	340	432	722
Loss on reclassification from amortised cost to fair value		(10)	(9)	(5)
Other operating expenses	6, 33	(13,093)	(7,538)	(9,018)
Profit/(loss) from operations	2	2,736	(15,751)	10,523
Net finance costs	8	(1,098)	(1,895)	(1,641)
Share of post-tax results of associates and joint ventures	2,9	1,900	585	442
Profit/(loss) before taxation		3,538	(17,061)	9,324
Taxation on ordinary activities	10	(357)	2,872	(2,478)
Profit/(loss) for the year		3,181	(14,189)	6,846
Attributable to:
Owners of the parent		3,068	(14,367)	6,666
Non-controlling interests		113	178	180
		3,181	(14,189)	6,846
Earnings/(loss) per share
Basic	11	136.7	(646.6)	293.3
Diluted	11	136.0	(646.6)	291.9
Note:
1.Revenue is net of duty, excise and other taxes of £33,818 million, £36,917 million and £38,527 million for the years ended 31 December 2024, 2023 and 2022, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Group Statement of Comprehensive Income

		For the years ended 31 December
	Notes	2024 £m	2023 £m	2022 £m
Profit/(loss) for the year		3,181	(14,189)	6,846
Other comprehensive (expense)/income
Items that may be reclassified subsequently to profit or loss:		(50)	(3,317)	8,506
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations		(195)	(4,049)	8,923
– reclassified and reported in profit for the year	22(c)	—	552	5
– net investment hedges - net fair value gains/(losses) on derivatives		20	236	(578)
– net investment hedges - differences on exchange on borrowings		17	9	(21)
Cash flow hedges
– net fair value gains		65	59	81
– reclassified and reported in profit for the year		36	12	101
– tax on net fair value gains in respect of cash flow hedges	10(f)	(23)	(23)	(17)
Investments held at fair value
– net fair value (losses)/gains	18	—	(6)	6
Associates
– share of OCI, net of tax	9	(13)	(107)	6
–differences on exchange reclassified to profit or loss	9,22(c)	43	—	—
Items that will not be reclassified subsequently to profit or loss:		(7)	(57)	201
Retirement benefit schemes
– net actuarial (losses)/gains	15	(19)	(106)	316
– movements in surplus restrictions	15	(14)	24	(39)
– tax on actuarial losses/(gains) in respect of subsidiaries	10(f)	(1)	30	(95)
Investments held at fair value
– net fair value losses	18	(6)	—	—
Associates – share of OCI, net of tax	9	33	(5)	19

Total other comprehensive (expense)/income for the year, net of tax		(57)	(3,374)	8,707
Total comprehensive income/(expense) for the year, net of tax		3,124	(17,563)	15,553
Attributable to:
Owners of the parent		3,013	(17,699)	15,370
Non-controlling interests		111	136	183
		3,124	(17,563)	15,553
The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Group Statement of Changes in Equity

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2024		614	26,630	(894)	24,531	50,881	1,685	368	52,934
Total comprehensive (expense)/income for the year comprising:		—	—	(21)	3,034	3,013	—	111	3,124
Profit for the year		—	—	—	3,068	3,068	—	113	3,181
Other comprehensive expense for the year		—	—	(21)	(34)	(55)	—	(2)	(57)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	13	—	13	—	—	13
Employee share options
–value of employee services	28	—	—	—	70	70	—	—	70
–proceeds from new shares issued	22(b)	—	6	—	—	6	—	—	6
Dividends and other appropriations
–ordinary shares	22(f)	—	—	—	(5,209)	(5,209)	—	—	(5,209)
–to non-controlling interests		—	—	—	—	—	—	(127)	(127)
Purchase of own shares
–held in employee share ownership trusts		—	—	—	(94)	(94)	—	—	(94)
–share buy-back programme	22(c)(vi)	—	—	—	(698)	(698)	—	—	(698)
– shares bought back and cancelled	22(a),(b)	(7)	7	—	—	—	—	—	—
Treasury shares cancelled	22(a),(b)	(22)	22	—	—	—	—	—	—
Perpetual hybrid bonds
–coupons paid		—	—	—	(56)	(56)	—	—	(56)
–tax on coupons paid		—	—	—	14	14	—	—	14
Other movements		—	—	—	18	18	—	—	18
Balance at 31 December 2024		585	26,665	(902)	21,610	47,958	1,685	352	49,995
The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	In respect of assets held-for- sale £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2023		614	26,628	2,655	44,081	(295)	73,683	1,685	342	75,710
Total comprehensive (expense)/ income for the year comprising:		—	—	(3,281)	(14,418)	—	(17,699)	—	136	(17,563)
(Loss)/profit for the year		—	—	—	(14,367)	—	(14,367)	—	178	(14,189)
Other comprehensive expense for the year		—	—	(3,281)	(51)	—	(3,332)	—	(42)	(3,374)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	27	—	—	27	—	—	27
Employee share options
–value of employee services	28	—	—	—	71	—	71	—	—	71
– proceeds from new shares issued		—	2	—	—	—	2	—	—	2
Dividends and other appropriations
–ordinary shares	22(f)	—	—	—	(5,071)	—	(5,071)	—	—	(5,071)
–to non-controlling interests		—	—	—	—	—	—	—	(110)	(110)
Purchase of own shares
–held in employee share ownership trusts		—	—	—	(110)	—	(110)	—	—	(110)
Perpetual hybrid bonds
–coupons paid		—	—	—	(58)	—	(58)	—	—	(58)
–tax on coupons paid		—	—	—	14	—	14	—	—	14
Reclassification of equity in respect of assets classified as held-for-sale	27(d)	—	—	(295)	—	295	—	—	—	—
Other movements		—	—	—	22	—	22	—	—	22
Balance at 31 December 2023		614	26,630	(894)	24,531	—	50,881	1,685	368	52,934
The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Group Statement of Changes in Equity Continued

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	In respect of assets held- for-sale £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2022		614	26,622	(6,032)	44,212	—	65,416	1,685	300	67,401
Total comprehensive income for the year comprising:		—	—	8,521	6,849	—	15,370	—	183	15,553
Profit for the year		—	—	—	6,666	—	6,666	—	180	6,846
Other comprehensive income for the year		—	—	8,521	183	—	8,704	—	3	8,707
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	(129)	—	—	(129)	—	—	(129)
Employee share options						—
–value of employee services	28	—	—	—	81	—	81	—	—	81
–proceeds from new shares issued		—	5	—	—	—	5	—	—	5
–treasury shares used for share option schemes		—	1	—	(1)	—	—	—	—	—
Dividends and other appropriations						—
–ordinary shares	22(f)	—	—	—	(4,915)	—	(4,915)	—	—	(4,915)
–to non-controlling interests		—	—	—	—	—	—	—	(141)	(141)
Purchase of own shares						—
–held in employee share ownership trusts		—	—	—	(80)	—	(80)	—	—	(80)
–share buy-back programme	22(c)(vi)	—	—	—	(2,012)	—	(2,012)	—	—	(2,012)
Perpetual hybrid bonds
–coupons paid		—	—	—	(59)	—	(59)	—	—	(59)
–tax on coupons paid		—	—	—	11	—	11	—	—	11
Non-controlling interests - acquisitions	27(c)	—	—	—	(1)	—	(1)	—	—	(1)
Reclassification of equity in respect of assets classified as held-for-sale	27(d)	—	—	295	—	(295)	—	—	—	—
Other movements		—	—	—	(4)	—	(4)	—	—	(4)
Balance at 31 December 2022		614	26,628	2,655	44,081	(295)	73,683	1,685	342	75,710
The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Group Balance Sheet

		31 December
	Notes	2024 £m	2023 £m
Assets
Intangible assets	12	94,276	95,562
Property, plant and equipment	13	4,379	4,583
Investments in associates and joint ventures	14	1,902	1,970
Retirement benefit assets	15	937	956
Deferred tax assets	16	2,573	911
Trade and other receivables	17	282	321
Investments held at fair value	18	146	118
Derivative financial instruments	19	110	109
Total non-current assets		104,605	104,530
Inventories	20	4,616	4,938
Income tax receivable		67	172
Trade and other receivables	17	3,604	3,621
Investments held at fair value	18	513	601
Derivative financial instruments	19	186	181
Cash and cash equivalents	21	5,297	4,659
		14,283	14,172
Assets classified as held-for-sale		11	14
Total current assets		14,294	14,186
Total assets		118,899	118,716
Equity – capital and reserves
Share capital	22(a)	585	614
Share premium, capital redemption and merger reserves	22(b)	26,665	26,630
Other reserves	22(c)	(902)	(894)
Retained earnings	22(c)	21,610	24,531
Owners of the parent		47,958	50,881
Perpetual hybrid bonds	22(d)	1,685	1,685
Non-controlling interests	22(e)	352	368
Total equity		49,995	52,934
Liabilities
Borrowings	23	32,638	35,406
Retirement benefit liabilities	15	820	881
Deferred tax liabilities	16	11,679	12,192
Other provisions for liabilities	24	4,071	531
Trade and other payables	25	685	893
Derivative financial instruments	19	268	206
Total non-current liabilities		50,161	50,109
Borrowings	23	4,312	4,324
Income tax payable		1,681	992
Other provisions for liabilities	24	3,044	468
Trade and other payables	25	9,550	9,700
Derivative financial instruments	19	156	189
Total current liabilities		18,743	15,673
Total equity and liabilities		118,899	118,716
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board
Luc Jobin
Chair
12 February 2025

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Group Cash Flow Statement

		For the years ended 31 December
	Notes	2024 £m	2023 £m	2022 £m
Profit/(loss) for the year		3,181	(14,189)	6,846
Taxation on ordinary activities		357	(2,872)	2,478
Share of post-tax results of associates and joint ventures		(1,900)	(585)	(442)
Net finance costs		1,098	1,895	1,641
Profit/(loss) from operations		2,736	(15,751)	10,523
Adjustments for
– depreciation, amortisation and impairment costs	4	3,101	28,614	1,305
– decrease/(increase) in inventories		35	265	(246)
– increase in trade and other receivables		(269)	(487)	(42)
– decrease in Master Settlement Agreement payable	6	(294)	(287)	(145)
– increase in trade and other payables		58	640	3
– decrease in net retirement benefit liabilities		(76)	(111)	(110)
– increase/(decrease) in other provisions for liabilities		6,322	(489)	643
– other non-cash items		(40)	436	606
Cash generated from operating activities		11,573	12,830	12,537
Dividends received from associates		406	506	394
Tax paid		(1,854)	(2,622)	(2,537)
Net cash generated from operating activities		10,125	10,714	10,394
Cash flows from investing activities
Interest received		187	145	85
Purchases of property, plant and equipment		(486)	(460)	(523)
Proceeds on disposal of property, plant and equipment		145	54	31
Purchases of intangibles		(122)	(141)	(133)
Proceeds on disposals of intangibles		39	27	3
Purchases of investments	18	(216)	(448)	(257)
Proceeds on disposals of investments	18	299	405	128
Investment in associates and acquisitions of other subsidiaries net of cash acquired		(48)	(37)	(39)
Proceeds from disposal of shares in associate, net of tax		1,577	—	—
Disposal of subsidiary, net of cash disposed of	27(d)	—	159	—
Net cash generated from/(used in) investing activities		1,375	(296)	(705)
Cash flows from financing activities
Interest paid on borrowings and financing related activities		(1,703)	(1,682)	(1,578)
Interest element of lease liabilities		(37)	(30)	(25)
Capital element of lease liabilities		(165)	(162)	(161)
Proceeds from increases in and new borrowings		2,404	5,134	3,267
Reductions in and repayments of borrowings		(4,826)	(6,769)	(3,044)
Outflows relating to derivative financial instruments		(128)	(480)	(117)
Purchases of own shares - share buy-back programme	22(c)	(698)	—	(2,012)
Purchases of own shares held in employee share ownership trusts	22(c)	(94)	(110)	(80)
Coupon paid on perpetual hybrid bonds		(56)	(59)	(60)
Dividends paid to owners of the parent		(5,213)	(5,055)	(4,915)
Capital injection from and purchases of non-controlling interests	30	—	—	(1)
Dividends paid to non-controlling interests		(121)	(105)	(158)
Other		5	4	6
Net cash used in financing activities		(10,632)	(9,314)	(8,878)
Net cash flows generated from operating, investing and financing activities		868	1,104	811
Transferred from/(to) held-for-sale*		—	368	(368)
Differences on exchange		(281)	(292)	431
Increase in net cash and cash equivalents in the year		587	1,180	874
Net cash and cash equivalents at 1 January		4,517	3,337	2,463
Net cash and cash equivalents at 31 December	21	5,104	4,517	3,337
Note:
*Included in the transferred from held-for-sale in 2023 is £102 million of foreign exchange loss due to the devaluation of the Russian ruble, as explained in note 27(d)(i).
The accompanying notes are an integral part of these consolidated financial statements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Notes on Accounts
1 Accounting policies
Basis of preparation
The consolidated financial statements have been prepared in
accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-
adopted international accounting standards. UK-adopted
international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no
impact on the Group’s consolidated financial statements for
the periods presented.
The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments.
In performing its going concern assessment, Management
considered forecasts and liquidity requirements covering a period of at least twelve months from the date of approval of the financial statements and including the Group’s ability to fund its operations and generate cash to pay for debt as it falls due and takes into account the payments arising from the Master Settlement
Agreement due in the U.S. in 2025, expected payments under the
Proposed Plans in Canada (refer to note 24) and other known
liabilities or future payments (including interim dividends), as they fall due. This assessment includes consideration of geopolitical events and the general outlook in the global economy, as well as plausible downside scenarios after taking into account the Group’s
Principal Risks and how they could impact the Group’s operations.
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
In preparing the financial statements, Management has considered the impact of climate change, particularly in the context of the risks identified in the TCFD disclosure and determined that the impact is not expected to be material:
–On the going concern and viability of the Group, over the next three years;
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
The critical accounting judgements include:
–the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates)
exists in relation to the investments held by the Group. This is assessed after taking into account the Group’s ability to appoint
Directors to the entity’s Board, its relative shareholding
compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances. The application of these
policies to Group subsidiaries in certain territories, including
Canada, is explained in note 32;
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
Refer to note 24 for the provision associated with the Proposed
Plans in Canada. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 31. Judgement is necessary to assess the likelihood that a pending claim is
probable (more likely than not to succeed), possible or remote;
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
The critical accounting estimates include:
–the review of intangible asset values, including goodwill and certain trademarks and similar intangibles. The key assumptions used in respect of the impairment testing are the determination of cash-generating units, the budgeted and forecast cash flows of these units, the long-term growth rate for cash flow
projections and the rate used to discount the cash flow
projections. These are described in note 12;
–the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for
taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 16, and a contingent tax asset is explained in note
10(b). Other provisions for liabilities and charges are as set out in note 24 including those in relation to Canada. Litigation related deposits are shown in note 17. The application of these
accounting policies to the payments made and credits
recognised under the Master Settlement Agreement by Reynolds
American Inc. (Reynolds American) is described in note 6(b); and
–the estimation of and accounting for retirement benefit costs.
The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgements made in
conjunction with independent actuaries. These involve estimates about uncertain future events on a country-by-country basis, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year-end. The assumptions used by the Group and sensitivity analyses are described in note 15.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
These consolidated financial statements were authorised for
issue by the Board of Directors on 12 February 2025.
With effect from 1 January 2024, the Group has adopted the
Amendments to IAS 7 Cash Flow Statements and IFRS 7 Financial
Instruments: Disclosures in respect of disclosures relating to
Supplier Financing Arrangements. Applying these amendments
impacted certain disclosures in the notes to the financial
statements. In addition, Amendments to IAS 1 Presentation
of Financial Statements have clarified certain aspects of the classification of liabilities as current or non-current. The impact of these amendments was not material.
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

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
Acquired trademarks and similar assets are carried at cost less accumulated amortisation and impairment. Trademarks with
indefinite lives are not amortised but are reviewed annually for impairment. Other trademarks and similar assets are amortised on a straight-line basis over their remaining useful lives, consistent with the pattern of economic benefits expected to be received, which previously did not exceed 20 years. With effect from
1 January 2024, the Group’s previously indefinite-lived combustible trademarks and similar assets are amortised on a straight-lined basis over periods not exceeding 30 years. The revision in useful economic life reflects the ongoing challenging macro-economic conditions and revised forecasts in the U.S., with an expected increase in amortisation expense of £1.4 billion per annum. In addition, with effect from 1 January 2025, Camel Snus will be designated as a definite-lived intangible asset and amortised on a straight-line basis with a remaining useful economic life of 20 years, increasing the annual amortisation charge for the Group’s brands and trademarks by £23 million. The Group's other non-combustible trademarks will remain as indefinite-lived assets. Any impairments of trademarks are recognised in the income statement, but
increases in trademark values are not recognised.
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
Property, plant and equipment
Purchased property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is
calculated on a straight-line basis to write off the assets over their useful economic life. Purchased freehold and leasehold property are depreciated at rates between 2.0% and 4% per annum, and
plant and equipment at rates between 5% and 25% per annum.
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
The costs of such plans are recognised in the Group income
statement within operating profit as part of employment costs.
Service costs are spread systematically over the expected service lives of employees with past service costs or credits, the impact of settlements and curtailments, and the net interest on the net defined benefit deficit or surplus recognised in the periods in which they arise. Actuarial gains and losses and surplus restrictions are recognised immediately in other comprehensive income.
Benefits provided through defined contribution schemes are
charged as an expense in employment costs as payments fall due.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of Smokeless revenue, adjusted profit from operations, adjusted operating margin and adjusted diluted
earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from
operations and diluted earnings per share.
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
The replacement to IAS 1 Presentation of Financial Statements, which is expected to change certain aspects of the Group’s reporting of the profit and loss account, balance sheet, cash flow statement, and certain notes to the accounts, was published by the IASB on
9 April 2024 as IFRS 18 Presentation and Disclosure in Financial
Statements. Subject to endorsement by the UK Endorsement
Board (UKEB), the requirements of IFRS 18 will be implemented with effect from 1 January 2027, with retrospective application.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
The Group is organised into three geographic regions as follows:
–Americas and Europe (AME), comprising markets operating in Europe, Latin America and Canada;
–Asia-Pacific, Middle East and Africa (APMEA) comprising markets operating in Asia-Pacific, Middle East, Central Asia, Caucasus and
Africa, as well as in Mongolia; and
–the U.S.
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
The following table shows 2024 revenue at 2024 rates of exchange, and 2024 revenue translated using 2023 rates of exchange. The 2023 figures are stated at the 2023 rates of exchange.

			2024	2023
	Revenue constant rates £m	Translation exchange £m	Revenue current rates £m	Revenue current rates £m
U.S.	11,592	(314)	11,278	11,994
AME	9,764	(523)	9,241	9,791
APMEA	5,795	(447)	5,348	5,498
Revenue	27,151	(1,284)	25,867	27,283

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

The following table shows 2023 revenue at 2023 rates of exchange, and 2023 revenue translated using 2022 rates of exchange. The 2022 figures are stated at the 2022 rates of exchange.

			2023	2022
	Revenue constant rates £m	Translation exchange £m	Revenue current rates £m	Revenue current rates £m
U.S.	12,065	(71)	11,994	12,639
AME	9,989	(198)	9,791	9,287
APMEA	6,042	(544)	5,498	5,729
Revenue	28,096	(813)	27,283	27,655
The following table shows 2024 profit/(loss) from operations and adjusted profit from operations at 2024 rates of exchange, and 2024 adjusted profit from operations using 2023 rates of exchange.

					2024
	Adjusted* segment result constant rates £m	Translation exchange £m	Adjusted* segment result current rates £m	Adjusting* items £m	Segment result current rates £m
U.S.	6,580	(194)	6,386	(2,299)	4,087
AME	3,512	(192)	3,320	(6,784)	(3,464)
APMEA	2,347	(163)	2,184	(71)	2,113
Profit from operations	12,439	(549)	11,890	(9,154)	2,736
Net finance costs					(1,098)
Share of post-tax results of associates and joint ventures					1,900
Profit before taxation					3,538
Taxation on ordinary activities					(357)
Profit for the year					3,181
Note:
*The adjustments to profit from operations are explained in notes 4, 5(c) 6(c), 6(d), 6(g), 6(h) and 6(k).
The following table shows 2023 loss from operations and adjusted profit from operations at 2023 rates of exchange, and 2023 adjusted profit from operations using 2022 rates of exchange.

					2023
	Adjusted* segment result constant rates £m	Translation exchange £m	Adjusted* segment result current rates £m	Adjusting* items £m	Segment result current rates £m
U.S.	6,863	(42)	6,821	(27,602)	(20,781)
AME	3,547	(87)	3,460	(266)	3,194
APMEA	2,379	(195)	2,184	(348)	1,836
Profit/(loss) from operations	12,789	(324)	12,465	(28,216)	(15,751)
Net finance costs					(1,895)
Share of post-tax results of associates and joint ventures					585
Loss before taxation					(17,061)
Taxation on ordinary activities					2,872
Loss for the year					(14,189)
Note:
*The adjustments to profit from operations are explained in notes 3, 4, 5(b), 6(d), 6(f), 6(h), 6(j), 6(k) and 7.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
The following table shows 2022 profit from operations and adjusted profit from operations at the 2022 rates of exchange.

			2022
	Adjusted* segment result £m	Adjusting* items £m	Segment result £m
U.S.	6,835	(630)	6,205
AME	3,348	(422)	2,926
APMEA	2,225	(833)	1,392
Profit from operations	12,408	(1,885)	10,523
Net finance costs			(1,641)
Share of post-tax results of associates and joint ventures			442
Profit before taxation			9,324
Taxation on ordinary activities			(2,478)
Profit for the year			6,846
Note:
*The adjustments to profit from operations are explained in notes 3, 4, 5(b), 6(d), 6(f), 6(h), 6(i), 6(j), 6(k) and 7.
Depreciation, amortisation and impairment charges
Adjusted profit from operations at constant rates of exchange of £12,439 million (2023 at constant rates: £12,789 million; 2022 at current rates: £12,408 million) excludes adjusting depreciation, amortisation and impairment charges as explained in note 4. These are excluded from segmental adjusted profit from operations as per table below. 2024 and 2023 are disclosed at constant rates of exchange and 2022 is disclosed at current rate of exchange.

					2024
	Adjusted depreciation, amortisation and impairment constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment current rates £m	Adjusting items £m	Depreciation, amortisation and impairment current rates £m
U.S.	210	(4)	206	2,284	2,490
AME	291	(12)	279	123	402
APMEA	160	(11)	149	60	209
	661	(27)	634	2,467	3,101

					2023
	Adjusted depreciation, amortisation and impairment constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment current rates £m	Adjusting items £m	Depreciation, amortisation and impairment current rates £m
U.S.	218	—	218	27,518	27,736
AME	333	3	336	44	380
APMEA	218	(13)	205	293	498
	769	(10)	759	27,855	28,614

			2022
	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m
U.S.	237	322	559
AME	373	116	489
APMEA	190	67	257
	800	505	1,305

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Additional information by product category
Although the Group’s operations are managed on a Regional basis, additional information for revenue is provided based on product category as follows:

Revenue	2024 £m	2023 £m	2022 £m
New Categories	3,432	3,347	2,894
Vapour	1,721	1,812	1,436
HP	921	996	1,060
Modern Oral	790	539	398
Traditional Oral	1,092	1,163	1,209
Combustibles	20,685	22,108	23,030
Other	658	665	522
Revenue	25,867	27,283	27,655
External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group
Revenue is based on location of sale	2024 £m	2023 £m	2022 £m	2024 £m	2023 £m	2022 £m	2024 £m	2023 £m	2022 £m
External revenue	254	255	228	25,613	27,028	27,427	25,867	27,283	27,655

	United Kingdom		All foreign countries		Group
	2024 £m	2023 £m	2024 £m	2023 £m	2024 £m	2023 £m
Intangible assets	417	447	93,859	95,115	94,276	95,562
Property, plant and equipment	265	362	4,114	4,221	4,379	4,583
Investments in associates and joint ventures	—	—	1,902	1,970	1,902	1,970
The consolidated results of the Reynolds Group operating in the U.S. met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments. Revenue arising from the operations of the Reynolds Group, inclusive of the sales made to fellow Group companies, in 2024, 2023 and 2022 was £11,302 million, £11,985 million and £12,635 million, respectively. The majority of sales are to customers based in the U.S. Non-current assets attributable to the operations of the Reynolds Group were £85,843 million
(2023: £86,598 million).
The main acquisitions comprising the goodwill balance of £41,129 million (2023: £41,091 million), included in intangible assets, are provided in note 12. Included in investments in associates and joint ventures are amounts of £1,762 million (2023: £1,851 million) attributable to the investment in ITC Ltd. Further information is provided in notes 9 and 14.
3 Employee benefit costs

	Note	2024 £m	2023 £m	2022 £m
Wages and salaries		2,424	2,263	2,553
Social security costs		218	219	201
Other pension and retirement benefit costs	15	115	108	133
Share-based payments - equity and cash-settled	28	74	74	85
		2,831	2,664	2,972
In 2023 and 2022, included within employee benefits costs is a credit of £26 million and a charge of £315 million, respectively, in relation to the Group’s restructuring and integration initiatives, as explained in note 7.
In 2022, a partial buy-out was concluded in the U.S. with approximately US$1.6 billion (£1.3 billion) of plan liabilities being removed from the balance sheet, resulting in a settlement gain of £16 million, which was reported in the income statement, and recognised as an adjusting item.
4 Depreciation, amortisation and impairment costs

	2024 £m	2023 £m	2022 £m
Intangibles – amortisation and impairment of trademarks and similar intangibles	2,298	23,232	317
– amortisation and impairment of computer software	129	125	142
– impairment of goodwill	39	4,614	—
Property, plant and equipment - depreciation and impairment	635	643	846
	3,101	28,614	1,305
Enumerated below are movements in costs that have impacted depreciation, amortisation and impairment in 2024, 2023 and 2022.
These include changes in the Group's underlying business performance, as well as impact of adjusting items, as defined in note 1.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
Intangibles – amortisation and impairment of trademarks and similar intangibles
Acquisitions have resulted in the capitalisation of trademarks and similar intangibles, including those which are amortised over their expected useful lives, which do not exceed 30 years. As mentioned in note 12, the amortisation and impairment of these acquired trademarks and similar intangibles are charged to the income statement of which the adjusting element is £2,279 million (2023: £23,202 million; 2022: £288 million). In 2022, included under amortisation and impairment of trademarks and similar intangibles is a £3 million gain related to a trademark disposal, which has been treated as adjusting.
Impairment of goodwill
The impairment of goodwill is charged to the income statement as adjusting.
During 2024, the Group impaired £39 million of goodwill in Malaysia, as explained in note 12(e)(v).
During 2023, the Group impaired £4,614 million of goodwill in the U.S., South Africa and Peru, as explained in notes 12(e)(v) and 12(e)(vi).
During 2022, the Group made no impairments of goodwill.
Property, plant and equipment – depreciation and impairment
The following items are included within depreciation and impairment of property, plant and equipment:
–In 2024, an impairment charge of £149 million of fixed assets in respect of the Group's head office in London and the Group's intention to seek an orderly exit from Cuba. This has been treated as an adjusting item.
–In 2023 and 2022, restructuring and integration related depreciation and impairment costs were a net charge of £39 million and
£220 million, respectively. In 2023, it included an impairment of £46 million for machinery in Reynolds American Companies due to the adverse impact from macro-economic headwinds and industry volume declines in the U.S, as explained in note 12(e)(vi). This was partially offset by depreciation and impairment costs and reversals resulting from obsolete machines in relation to downsizing and factory rationalisation. These were treated as adjusting, as mentioned in note 7; and
–Gains and losses recognised on disposal of property, plant and equipment.
5 Other operating income
Other operating income of £340 million (2023: £432 million; 2022: £722 million) comprises income that is associated with the Group’s normal activities, but which falls outside the definition of revenue and includes gains on one-off transactions, such as capital profits arising from the disposals of fixed assets, recoveries of indirect taxation and levies paid, litigation settlement received and transfers of trademark rights.
(a) Sale and leaseback
In 2024, the Group recognised £34 million of gains arising from sale and leaseback transactions on excess offices and warehousing capacity in Singapore and Nigeria. Consideration received for the Nigeria transaction included an investment in a property management vehicle, Rising Sun Partners LP, as mentioned in note 18.
In 2023, the Group recognised £15 million of gains arising from a sale and leaseback transaction on excess warehousing capacity in Argentina.
(b) Brazil tax matters
In 2023, in Brazil, £150 million of income was recognised in respect of excise on social contributions, as well as £19 million
(2022: £472 million) in respect of historical VAT on social contributions in Brazil. In 2023 and 2022, such recognised income has been treated as an adjusting item.
In addition, in 2022, £78 million of the contingent asset in respect of historical VAT on social contributions claims was sold to financial institutions for £38 million.
(c) Other
In 2024, a credit of £132 million has been recognised in respect of the settlement of historical litigation related to the Fox River in the U.S.
This has been treated as an adjusting item.
In addition, in 2024, £28 million (2023: £85 million; 2022: £27 million) of income has been recognised in respect of the transfer of non-
strategic trademark rights, which had not previously been capitalised, to third parties.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

6 Other operating expenses
(a) Items included within other operating expenses
The following items are included within other operating expenses:

	Notes	2024 £m	2023 £m	2022 £m
Other operating expenses		13,093	7,538	9,018
The following items are included within other operating expenses:
Master Settlement Agreement and State Settlement Agreements	6(b),(d)	1,689	2,023	2,387
Proposed Plans in Canada*	6(c)	6,203	—	—
Inventory write-offs	20	134	250	250
Research and development expenses (excluding employee benefit costs and depreciation)	6(e)	174	181	138
Loss/(gain) on disposal of businesses*	6(f)	—	546	(6)
Partial disposal of shares in ITC*	6(g)	6	—	—
Charges in respect of DOJ and OFAC investigation*	6(h)	4	75	450
(Reversals)/charges in respect of assets held-for-sale*	6(j)	—	(195)	612
Charges in respect of Nigerian FCCPC case*	6(i)	—	—	79
Romania and Brazil other taxes*	6(k)	449	49	12
Marketing costs in operating expenses	6(l)	1,111	1,152	1,160
Exchange differences		11	17	92
Hedge ineffectiveness within operating profit		5	(12)	36
Expenses relating to short-term leases		8	13	11
Expenses relating to leases of low-value assets		1	1	1
Auditor’s remuneration	6(m)	30	29	29
Note:
*Recognised and reported as an adjusting item. In addition to these captions, as set out in note 6(d), some litigation costs are treated as adjusting items.
Sustainability costs are included in other operating expenses and reported in a separate note, refer to note 33 for further information.
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
as adjusting items.
The charge in each reporting period and the cashflow impact in the same period are not directly related, as the MSA is generally settled once a year in April of the following year.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the States of
Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). Reynolds Group’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2024 amounted to
US$2,160 million (2023: US$2,516 million; 2022: US$2,951 million) in respect of settlement expenses and US$2,535 million (2023:
US$2,874 million; 2022: US$3,129 million) in respect of settlement cash payments.

	Note	US$m	2024 £m	US$m	2023 £m	US$m	2022 £m
Opening MSA liability	25	2,279	1,788	2,637	2,193	2,815	2,079
Settlement expense	31	2,160	1,689	2,516	2,023	2,951	2,387
Cash paid	31	(2,535)	(1,983)	(2,874)	(2,311)	(3,129)	(2,531)
Difference on exchange		—	26	—	(117)	—	258
Closing MSA liability	25	1,904	1,520	2,279	1,788	2,637	2,193
Non-Participating Manufacturer adjustments
During 2012, R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers,
17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM)
adjustment under the MSA, and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the companies’ MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle
NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company has received US$170 million in credits, which has been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014 and included a method to determine future adjustments from 2015 forward. R.J. Reynolds Tobacco Company has received US$285 million in credits, which was applied over a four-year period from 2016. During 2016, no additional states agreed to settle
NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds
Tobacco Company has received US$61 million in credits through the 2020 fiscal year. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. R.J. Reynolds Tobacco
Company has received US$189 million in credits for settled periods through 2017. Also, in 2018, one additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. R.J. Reynolds Tobacco Company has received
US$213 million in credits for settled periods through 2018. In the first quarter of 2020, certain conditions set forth in the 2017 and 2018 agreements were met for those 10 states. In 2022, an additional state settled NPM disputes related to claims for the period 2005 to 2028.
It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$130 million for settled periods through 2018, which will be applied over a five-year period from 2022. In 2023, an additional state settled NPM disputes related to claims for the period 2005 to 2029.
It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$29 million for settled periods through 2018, which will be applied over a five-year period from 2024. In the first quarter of 2024, an additional state settled NPM disputes related to claims for the period 2005 to 2031. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$11 million for settled periods through
2018, which will be applied over a five-year period from 2024. In the third quarter of 2024, an additional state settled NPM disputes related to claims for the period 2005 to 2011. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$69 million for settled periods through 2011, which will be applied over a five-year period from 2026.
State Settlement Agreements
In 2020, R.J. Reynolds Tobacco Company recognised additional expenses under the state settlement agreements in the States of Mississippi, Florida, Texas and Minnesota. R.J. Reynolds Tobacco Company recognised US$241 million of expense for payment obligations to the State of Florida for the ITG Brands, LLC acquired brands from the date of divestiture, June 12, 2015, as a result of an unfavourable judgment. In addition, R.J. Reynolds Tobacco Company recognised US$264 million related to the resolution of claims against it in the States of Texas, Minnesota and Mississippi for payment obligations to those states for the ITG Brands, LLC acquired brands from the date of divestiture. Finally, R.J. Reynolds Tobacco Company settled certain related claims with Phillip Morris USA under the state settlement agreements in the states of Mississippi, Texas and Minnesota for US$8 million. During 2021, an additional
US$17 million expense was recognised in relation to the final resolution of the Texas and Minnesota claims. Additional information related to the resolution of these claims is included in note 31. In 2022, R.J. Reynolds Tobacco Company recognised US$37 million in additional expenses related to a settlement with Philip Morris USA resolving prior operating profit disputes under the MSA related to the ITG
Brands, LLC acquired brands.
(c) Proposed Plans in Canada
In March 2019, Imperial Tobacco Canada Limited and Imperial Tobacco Company Limited (together, ITCAN), Group subsidiaries, obtained creditor protection under the Canadian Companies’ Creditors Arrangement Act (CCAA). Under a confidential court supervised mediation process, ITCAN has since been negotiating a possible settlement of all of its outstanding tobacco litigation in Canada while continuing to run its business in the normal course.
On 17 October 2024, ITCAN’s court-appointed mediator and monitor filed a proposed plan of compromise and arrangement in the
Ontario Superior Court of Justice. Substantially similar proposed plans were also filed for Rothmans, Benson & Hedges Inc. (a subsidiary of Philip Morris International Inc.) and JTI-Macdonald Corp. (a subsidiary of Japan Tobacco International) (collectively, the Proposed
Plans).
On 31 October 2024, the court granted certain orders pursuant to which the Proposed Plans were accepted for filing. On 12 December
2024, the Proposed Plans were approved by the requisite majorities of the creditors.
Under the Proposed Plans, if ultimately sanctioned and implemented, ITCAN, Rothmans, Benson & Hedges Inc. and JTI-Macdonald Corp.
would collectively pay an aggregate settlement amount of CAD$32.5 billion (£18.0 billion).
If the Proposed Plans to settle all outstanding and future Canadian tobacco litigation are sanctioned and implemented, ITCAN is required to pay an upfront amount into the settlement fund as explained in note 24. In addition, ITCAN is required to make annual payments based on a percentage of net income after tax generated from all sources, excluding New Categories, until the aggregate settlement amount is paid (see note 24).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

A provision of £6,203 million has been recognised in 2024 in relation to the above liabilities. The charge has been included in other operating expenses and treated as an adjusting item in 2024.
(d) Litigation costs
Included in other operating expenses and reported in various accounts based on the nature of the expense are costs that are collectively analysed as litigation costs. Certain litigation costs are reported as adjusting items and predominantly relate to health-related claims, including Engle progeny. These litigation costs were £157 million (2023: £96 million; 2022: £170 million). Included in 2024 is a NPM credit of
£2 million recognised for the settlement with the state of Idaho and a credit of £18 million related to the Washington portion of the 2004
NPM adjustment award.
In 2023, an NPM credit of £6 million was recognised for the settlement with the state of Iowa.
In 2022, the Group received £26 million of NPM credits related to a favourable resolution in respect of MSA litigation in the state of Illinois.
(e) Research and development
Total research and development costs, including employee benefit costs and depreciation, are £380 million (2023: £408 million;
2022: £323 million).
(f) Loss on disposal of businesses
BAT Russia
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
The loss on disposal of businesses included within other operating expenses and recognised as an adjusting item in 2023 was a charge of
£548 million and included £554 million of foreign exchange reclassified from other comprehensive income (note 22(c)(i)) and associated costs of £3 million partially offset by a realised foreign exchange gain on the proceeds received of £9 million.
The total net impact after the partial reversal and loss on disposal recognised in 2023 was therefore £353 million.
BAT Pars
On 6 August 2021, the Group disposed of its Iranian subsidiary, B.A.T. Pars Company PJSC (BAT Pars). In 2022, as a result of the unwind of discounting on the deferred proceeds and a true-up on the completion of accounts, a credit of £6 million was recognised within other operating expenses as an adjusting item. In 2023, a credit of £2 million arising from the revaluation of the receivable was recognised within other operating expenses as an adjusting item.
As explained in note 17, the value of the consideration for the sale remains outstanding at 31 December 2024, and £57 million (2023:
£56 million) is recognised as a current receivable. Given the ongoing political situation, heightened sanctions and other uncertainties coupled with the passage of time the receivable has been outstanding, the Group recognised an expected credit loss within other operating expenses of £28 million as at 31 December 2023.
(g) Partial disposal of shares in ITC
On 13 March 2024, the Group announced the divestment of 12% of its equity stake in ITC Limited (ITC). Income and expenses associated with the divestment of these shares have been recognised as adjusting items within the relevant financial statement caption. Included within other operating expenses is £6 million of foreign exchange losses arising from the conversion of the net proceeds from Indian rupee to sterling which were repatriated to the UK in a series of foreign exchange transactions in the days following the sale. Refer to note 27(b)(i) for further details.
(h) Charges in respect of DOJ and OFAC investigations
On 25 April 2023, the Group announced that it had reached an agreement with the DOJ and OFAC to resolve previously disclosed investigations into suspicions of sanctions breaches. These concerned business activities relating to the Democratic People’s Republic of Korea between 2007 and 2017. The Company entered into a three-year deferred prosecution agreement (DPA) with the DOJ and a civil settlement agreement with OFAC. The DOJ’s charges against the Company − one count of conspiring to commit bank fraud and one count of conspiring to violate sanctions laws − were filed and will later be dismissed if the Company abides by the terms of the DPA.
In addition, a BAT subsidiary in Singapore, British-American Tobacco Marketing (Singapore) Private Limited, pleaded guilty to the same charges. The total amount payable to the U.S. authorities was US$635 million plus interest.
Having recognised an initial provision of £450 million (US$540 million) in 2022, the Group recognised additional charges of £75 million in
2023 and £4 million in 2024. Refer to notes 24 and 25 for further details. All charges were included within other operating expenses and recognised as adjusting items.
(i) Charges in respect of Nigerian FCCPC case
In 2022, a charge of £79 million was recognised within other operating expenses, and treated as an adjusting item, relating to the conclusion of the investigation into alleged violations of the Nigerian Competition and Consumer Protection Act and National Tobacco Control Act.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
(k) Romania and Brazil other taxes
BAT Romania
On 5 November 2024, British-American Tobacco (Romania) Investment S.R.L. (BATRI) was issued with a final assessment by the Romanian tax authority in respect of an excise audit of activities undertaken in the Ploiesti factory during the period January 2017 to February 2023.
On 12 November 2024, BATRI paid the assessed amount under the provisions of Ordinance 107/2024, which provides for cancellation of past and ongoing penalties, interest, and surcharges (ancillary obligations) if the principal amount is paid in full. The ancillary obligations have been duly cancelled. BATRI has filed an administrative appeal with the Romanian Tax Authority in respect of the findings of the audit, with a decision expected in the second half of 2025 and, if unsuccessful, the Group will consider further judicial appeal.
The Group has recognised a charge of £449 million in other operating expenses as an adjusting item, of which £390 million was paid in 2024 and a provision recognised for the remainder. Refer to note 24.
BAT Brazil
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
In addition, in 2023, a charge of £2 million has been recognised in other operating expenses, as an adjusting item, in respect of social contributions relating to the Brazil excise case, as mentioned in note 5(b). In 2022, a charge of £12 million was recognised in other operating expenses, as an adjusting item, in respect of social contributions related to the Brazil VAT case, as mentioned in note 5(b).
(l) Marketing costs in operating expenses
Certain marketing activities, such as discounts or allowances provided to customers, are required to be deducted from revenue as explained in note 1. Other marketing expenses, such as point of sale and promotional materials, media advertising and sponsorship, and consumer research, are reported as operating expenses and have been shown in the table above.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

(m) Auditor's remuneration

	2024 £m	2023 £m	2022 £m
Auditor’s remuneration
Total expense for audit services pursuant to legislation:
–fees to KPMG LLP for Parent Company and Group audit	12.0	11.4	9.4
–fees to KPMG LLP firms and associates for local statutory and Group reporting audits	9.6	9.4	11.0
Total audit fees expense - KPMG LLP firms and associates	21.6	20.8	20.4
Audit fees expense to other firms	0.1	0.2	0.2
Total audit fees expense	21.7	21.0	20.6
Fees to KPMG LLP firms and associates for other services:
–audit-related assurance services	6.8	6.9	7.1
–other assurance services	0.7	0.9	0.9
–tax advisory services	—	—	—
–tax compliance	—	—	—
–audit of defined benefit schemes of the Company	0.3	0.2	0.2
–other non-audit services	—	—	—
	7.8	8.0	8.2
The total auditor’s remuneration to KPMG firms and associates included above are £29.4 million (2023: £28.8 million; 2022: £28.6 million).
Under SEC regulations, the remuneration to KPMG firms and associates of £29.4 million in 2024 (2023: £28.8 million; 2022: £28.6 million)
is required to be presented as follows: audit fees £28.4 million (2023: £27.7 million; 2022: £27.5 million), audit-related fees £0.3 million
(2023: £0.2 million; 2022: £0.2 million), tax fees £nil million (2023: £nil million; 2022: £nil million) and all other fees £0.7 million
(2023: £0.9 million; 2022: £0.9 million). Audit-related fees are in respect of services provided to associated pension schemes. All other fees are in respect of other assurance services, including those provided over information derived from the financial information systems subject to audit.
7 Restructuring and integration costs
Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-
to-day activities. These initiatives include the costs associated with Quantum, being a review of the Group’s organisational structure announced in 2019 to simplify the business and create a more efficient, agile and focused company. In 2022, these also included a review of the Group’s manufacturing operations. Since 2022, no further Quantum restructuring charges have been recognised as adjusting following the completion of the Quantum programme.
The costs of the Group’s initiatives are included in profit from operations under the following headings:

	Notes	2024 £m	2023 £m	2022 £m
Employee benefit costs	3	—	(26)	315
Depreciation, amortisation and impairment costs	4	—	39	220
Other operating income	5	—	—	(1)
Other operating expenses		—	(15)	237
		—	(2)	771
The adjusting charge in 2022 related to the cost of employee packages in respect of Quantum and the ongoing costs associated with initiatives to improve the effectiveness and efficiency of the Group as a globally integrated organisation. In addition, Quantum initiatives in certain countries have resulted in the move to above market business models utilising local distributors as importers. As a consequence, with the cessation of a physical presence in these markets, foreign exchange previously recognised in other comprehensive income for these countries has been reclassified to the income statement and reported within other operating expenses (note 22(c)(i)).
In 2023, following the completion of the Quantum programme, a credit of £26 million was recognised due to the reversal of restructuring provisions recognised in respect of employee packages. In addition, a credit of £7 million was recognised in 2023 in relation to impairment reversals associated with the Quantum programme. Included in this was an impairment reversal of £4 million in relation to machinery in
South Africa as the asset can be used by another market in the Group.
In addition, in 2023, an adjusting impairment charge of £46 million was recognised for machinery in Reynolds American Companies due to the adverse impact from macro-economic headwinds and industry volume decline in the U.S., as explained in note 12(e)(vi).
The reversal recognised in other operating expenses in 2023 of £15 million included unutilised Quantum provisions along with £3 million relating to the release of a provision originally raised in 2007 relating to site clean up costs in Canada. As no further work is required on the site the remaining provision was reversed.
The restructuring costs reported in other operating expenses in 2022 include costs related to factory closures or rationalisation in
APMEA, AME and the U.S. and costs recognised as part of the Group's announced exit from Egypt.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
8 Net finance costs
(a) Net finance costs/(income)

	2024 £m	2023 £m	2022 £m
Interest expense	1,704	1,786	1,602
Interest expense on lease liabilities	38	30	25
Facility fees	17	19	21
Impact of the early repurchase of bonds (note 8(b))	(590)	29	—
Interest related to adjusting tax payables (note 8(b))	80	71	36
Fair value changes on derivative financial instruments, hedged items and investments	90	599	(473)
Fair value change on other financial items (note 8(b))	19	(4)	(2)
Exchange differences	(9)	(449)	524
Finance costs	1,349	2,081	1,733
Interest income under the effective interest method	(251)	(186)	(92)
Finance income	(251)	(186)	(92)
Net finance costs	1,098	1,895	1,641
The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 8(b). The derivatives that generate the fair value changes are explained in note 19.
Facility fees principally relate to the Group’s central banking facilities.
In 2024, the Group completed a tender offer to repurchase sterling-equivalent £1,824 million (2023: £3,133 million) of bonds, including
£15 million (2023: £43 million) of accrued interest. Further details on the tender offer are provided in note 26. Other net costs directly associated with the early repurchase of bonds were treated as adjusting items as detailed in note 8(b).
Finance income includes income on cash and cash equivalents of which £112 million (2023: £97 million) relates to restricted cash balances
(see note 21).
(b) Adjusting items included in net finance costs
Adjusting items are significant items in net finance costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.
In 2024, in relation to the early repurchase of bonds, the Group incurred a fair value loss of £9 million (2023: £151 million) on debt-related derivatives, realised a gain of £602 million (2023: £129 million) arising on the difference between the redemption value and the amortised cost of the bonds, and incurred other transaction costs of £3 million (2023: £7 million).
The Group recognised interest on adjusting tax payables of £80 million (2023: £71 million; 2022: £36 million), which included:
–interest of £61 million (2023: £60 million; 2022: £33 million) in relation to the Franked Investment Income Group Litigation Order
(FII GLO) (note 10(b));
–interest of £8 million (2023: £16 million) in relation to a tax provision in the Netherlands;
–a charge of £14 million in relation to a tax case in Brazil;
–interest of £11 million on a tax provision in Indonesia;
–a release of £25 million of interest on tax provision in Canada in relation to a settlement agreement with local authorities; and
–a further £11 million interest charge recorded on government liability balances accumulated during CCAA protection.
In prior periods, the interest on adjusting tax payables also included in 2023 a £3 million credit from the reversal of interest on a tax provision in relation to the factory closure in Switzerland and a £2 million credit from the reversal of interest on tax provisions related to Russia, and in 2022, a £3 million charge in respect of a potential tax clawback due to the factory closure in Switzerland.
Included within fair value changes on other financial items are:
(i) In 2024, the Group incurred a fair value loss of £19 million on embedded derivatives related to associates;
(ii) In 2021, as part of the disposal of the Group’s operations in Iran, a provision of £24 million was charged to net finance costs against non-current investments held at fair value due to the uncertainty around recovery of these funds. In 2022, part of these funds were recovered and therefore a reversal of the provision of £17 million was recognised in net finance costs. In 2023, a further £4 million was recovered and recognised in net finance costs; and
(iii) In 2022, a £15 million of foreign exchange loss was recognised in net finance costs, arising on the revaluation of foreign currency balances held in Russia that no longer qualified for hedge accounting due to the proposed sale of the Group's Russian business as detailed in note 27(d)(i).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

9 Associates and joint ventures

		2024		2023			2022
	Total £m	Group’s share £m	Total £m	Group's share £m		Total £m	Group's share £m
Revenue	9,936	2,635	9,412	2,630		9,486	2,675
Profit from operations	2,662	715	2,596	783		1,971	622
Net finance income	5	2	15	4		21	4
Profit on ordinary activities before taxation	2,667	717	2,611	787		1,992	626
Taxation on ordinary activities	(639)	(172)	(664)	(194)		(595)	(176)
Profit on ordinary activities after taxation	2,028	545	1,947	593		1,397	450
Non-controlling interests	(27)	(6)	(28)	(8)		(27)	(8)
Post-tax results of associates and joint ventures	2,001	539	1,919	585		1,370	442
Gain from partial divestment of shares in ITC	—	1,361	—	—		—	—
Total post-tax results of associates and joint ventures	2,001	1,900	1,919	585	0	1,370	442
Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2024, 2023 and 2022.
The amounts below were reported as adjusting items under the share of profit from associates in the income statement.
(a) Adjusting items
In 2024, the Group’s interest in ITC, an associate of the Group in India, decreased from 29.02% to 25.45% (2023: 29.19% to 29.02%; 2022:
29.38% to 29.19%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme and the Group's partial divestment of shares held in ITC.
The issue of these shares under the ITC Employee Option Scheme and related change in the Group’s share of ITC resulted in a gain of £18 million (2023: £40 million gain; 2022: £3 million loss), which is treated as a deemed partial disposal and included in the income statement.
On 13 March 2024, the Group announced the divestment of 436,851,457 ordinary shares held in ITC, representing 12% of the Group's equity stake (the equivalent of 3.5% of ITC's ordinary shares). A gain of £1,361 million has been recognised in the Group’s share of post-tax results of associates and joint ventures and includes a foreign exchange loss of £43 million reclassified to the income statement and previously recognised in associates other comprehensive income. Refer to note 27(b)(i) for further details.
In 2023, ITC recognised a credit in respect of the proceeds received in partial settlement of the insurance claim towards the cost of leaf tobacco stocks destroyed in a third-party warehouse fire, the Group’s share of which was £2 million.
In 2022, the Group incurred a £2 million amortisation charge in relation to the acquired intangibles associated with the acquisition of Organigram. In 2023, these acquired trademarks were impaired in full. Additionally, in 2023, the Group impaired the investment in Organigram by £34 million (2022: £59 million) (net of tax), driven by the decrease in Organigram’s share price. In 2024, no further impairment was required.
During 2022, the Group decided to cease business activities altogether in Yemen, including participating in the management of the
Group's associates, due to the challenging operating environment in the country. This led to the full impairment of the investment in the Group's remaining associate in Yemen, United Industries Company Limited, with a charge of £18 million to the income statement.
(b) Other financial information
The Group’s share of the results of associates and joint ventures (excluding the gain from partial divestment of shares in ITC) is shown in the table below.

	2024	2023	2022
	Group’s share £m	Group’s share £m	Group’s share £m
Profit on ordinary activities after taxation
– attributable to owners of the parent	539	585	442
Other comprehensive income:
Items that may be reclassified to profit and loss	(13)	(107)	6
Items that will not be reclassified to profit and loss	33	(5)	19
Total comprehensive income	559	473	467

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
Summarised financial information of the Group’s associates and joint ventures is shown below.

			2024
	ITC £m	Others £m	Total £m
Revenue	7,265	2,671	9,936
Profit on ordinary activities before taxation	2,680	(13)	2,667
Post-tax results of associates and joint ventures	2,025	(24)	2,001
Other comprehensive income	98	(15)	83
Total comprehensive income	2,123	(39)	2,084

			2023
	ITC £m	Others £m	Total £m
Revenue	6,805	2,607	9,412
Profit on ordinary activities before taxation	2,813	(202)	2,611
Post-tax results of associates and joint ventures	2,121	(202)	1,919
Other comprehensive loss	(368)	(20)	(388)
Total comprehensive income	1,753	(222)	1,531

			2022
	ITC £m	Others £m	Total £m
Revenue	7,126	2,360	9,486
Profit on ordinary activities before taxation	2,395	(403)	1,992
Post-tax results of associates and joint ventures	1,761	(391)	1,370
Other comprehensive income	56	32	88
Total comprehensive income	1,817	(359)	1,458

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

10 Taxation on ordinary activities
(a) Summary of taxation on ordinary activities

	2024 £m	2023 £m	2022 £m
UK corporation tax	24	32	(3)
Comprising:
– current year tax expense	15	20	2
– adjustments in respect of prior periods	9	12	(5)
Overseas tax	2,679	2,779	2,721
Comprising:
– current year tax expense	2,571	2,804	2,675
– adjustments in respect of prior periods	108	(25)	46
Current tax	2,703	2,811	2,718
Pillar Two income tax (note 10(h))	79	—	—
Total current tax	2,782	2,811	2,718
Deferred tax	(2,425)	(5,683)	(240)
Comprising:
– deferred tax relating to origination and reversal of temporary differences	(2,176)	(5,577)	(174)
– deferred tax relating to changes in tax rates	(249)	(106)	(66)
	357	(2,872)	2,478
(b) Franked Investment Income Group Litigation Order
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked
Investment Income Group Litigation Order (FII GLO). There were 15 corporate groups in the FII GLO as at 31 December 2024. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.
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
The judgment from the second hearing was handed down in July 2021. Applying that judgment reduces the value of BAT's FII claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advance corporation tax offset against lawful corporation tax charges, which is subject to the determination of the remitted timing issue by the High Court and any subsequent appeal. The High Court hearing on time limits was heard in late November 2023 with judgment handed down in
February 2024. The High Court determined that claims should have been filed within 6 years of June 2000 meaning that BAT’s claims are in time. HMRC have applied to appeal the judgment, which has been granted, with a hearing set for May 2025. The final resolution of all issues in the litigation is likely to take several more years.
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
The First Tier Tribunal found in favour of HMRC in July 2017 and the Group’s appeal to the Upper Tribunal was heard in July 2018. In
February 2025, the Group reached agreement with HMRC that the 45% tax should not apply to the reduced value of Group’s claim
(£0.3 billion as mentioned above). This does not impact the repayment agreement referred to below, with the legal challenge on this issue now concluded.
Due to the uncertainty of the amounts and eventual outcome, the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held within trade and other payables as disclosed in note 25. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £61 million for the 12 months to
31 December 2024 (2023: £60 million; 2022: £33 million) accruing on the balance, which was also treated as an adjusting item.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
The Group made interim repayments to HMRC of £50 million in 2024, 2023 and 2022, and, during 2024, the Group agreed to repay £0.8 billion to HMRC (being the difference between the amounts received plus accrued interest and the amount determined in the July 2021 judgment (£0.3 billion)). The schedule for the remaining agreed repayments is:
–£479 million in 2025;
–£222 million in 2026; and
–£43 million in 2027.
(c) Factors affecting the taxation charge
The taxation charge differs from the standard rate of corporation tax in the UK of 25.0% for 2024, 23.5% for 2023 and 19.0% 2022.
The major causes of this difference are listed below:

	2024		2023		2022
	£m	%	£m	%	£m	%
Profit/(loss) before tax	3,538		(17,061)		9,324
Less: share of post-tax results of associates and joint ventures (see note 9)	(1,900)		(585)		(442)
	1,638		(17,646)		8,882
Tax at 25% (2023: 23.5%; 2022: 19%) on the above	410	25.0	(4,147)	23.5	1,688	19.0
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	395	24.1	619	(3.5)	397	4.5
Other national tax charges	277	16.9	310	(1.8)	244	2.7
Pillar Two income taxes	79	4.8	—	—	—	—
Permanent differences	(71)	(4.3)	845	(4.8)	83	0.9
Overseas withholding taxes	168	10.3	179	(1.0)	156	1.8
Double taxation relief on UK profits	(30)	(1.8)	(46)	0.3	(26)	(0.3)
Unutilised/(utilised) tax losses	33	2.0	(15)	0.1	12	0.1
Adjustments in respect of prior periods	117	7.1	(13)	0.1	41	0.5
Deferred tax relating to changes in tax rates	(249)	(15.2)	(106)	0.6	(66)	(0.7)
Additional net deferred tax (credits)/charges	(772)	(47.1)	(498)	2.8	(51)	(0.6)
	357	21.8	(2,872)	16.3	2,478	27.9
Additional net deferred tax credits in 2024 mainly reflect the Canadian provincial tax consequences of the Proposed Plans in Canada, described further in notes 24 and 31.
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
(d) Adjusting items included in taxation
In 2024, adjusting items in taxation included a net credit of £157 million mainly relating to Brazilian Federal Tax Authority challenges regarding the treatment of Rio de Janeiro VAT incentives (described further in note 31) and a provision for potential tax exposures in
Indonesia, offset by the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in
2017 due to changes in U.S. state tax rates and the reversal of a tax provision in Canada following a settlement agreement with local authorities.
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
In 2022, adjusting items in taxation included a net credit of £27 million mainly relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates and a potential clawback of tax reliefs arising on the closure of the Group's factory in Switzerland.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

(e) Tax on adjusting items
In addition, the tax on adjusting items, separated between the different categories, as per note 11, amounted to £2,049 million
(2023: £5,415 million; 2022: £176 million). The adjustment to the adjusted earnings per share (note 11) also includes £38 million
(2023: £1 million; 2022: £5 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.
(f) Tax on items recognised directly in other comprehensive income

	2024 £m	2023 £m	2022 £m
Current tax	(6)	(5)	(6)
Deferred tax	(18)	12	(106)
(Charged)/credited to other comprehensive income	(24)	7	(112)
(g) Tax on items recognised directly in equity
In relation to the perpetual hybrid bonds issued on 27 September 2021 (note 22(d)), tax relief of £14 million (2023: £14 million;
2022: £11 million) has been recognised, principally in relation to the coupon incurred.
(h) Global minimum tax
In December 2021, the OECD released model rules for a new global minimum corporate tax framework applicable to multinational enterprise groups with global revenues of over €750 million (“Pillar Two” rules). The UK substantively enacted legislation implementing these rules on 20 June 2023 and the rules apply to the Group as of 1 January 2024. The impact is shown in notes 10(a) and 10(c) above.
The Group continues to review this legislation together with developing guidance. The Group is also monitoring the status of implementation of the Pillar Two rules outside of the UK to assess the potential impact.
11 Earnings per share
Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period. Below is a reconciliation of the earnings used to calculate earnings per share:

	2024 £m	2023 £m	2022 £m
Earnings/(loss) attributable to owners of the parent	3,068	(14,367)	6,666
Coupon on perpetual hybrid bonds	(56)	(59)	(60)
Tax on coupon on perpetual hybrid bonds	14	14	11
Earnings/(loss)	3,026	(14,412)	6,617
In 2023, the Group reported a loss for the year. Following the requirements of IAS 33 Earnings per Share, the impact of share options would be antidilutive and are excluded from the calculation of diluted earnings per share. Below is a reconciliation from basic to diluted earnings per share for 2024 and 2022:

			2024			2023			2022
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Loss £m	Weighted average number of shares m	Loss per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence
Basic earnings/(loss) per share (ordinary shares of 25p each)	3,026	2,214	136.7	(14,412)	2,229	(646.6)	6,617	2,256	293.3
Share options	—	11	(0.7)	—	—	—	—	11	(1.4)
Diluted earnings/(loss) per share*	3,026	2,225	136.0	(14,412)	2,229	(646.6)	6,617	2,267	291.9
Note:
*In 2023, the Group reported a loss for the year. Following the requirements of IAS 33, the impact of share options would be antidilutive and is therefore excluded, for 2023, from the calculation of diluted earnings per share, calculated in accordance with IFRS. For remuneration purposes, and reflective of the Group's positive earnings on an adjusted basis,
Management  included the dilutive effect of share options in calculating adjusted diluted earnings per share. There were 8 million share options on a weighted average basis in 2023.
Adjusted earnings per share calculation
Earnings have been affected by a number of adjusting items, which are described in notes 3 to 10. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.
The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance. To illustrate the impact of these items, an adjusted earnings per share calculation is shown below.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued

								Basic
		2024			2023		2022
	Notes	Earnings £m	Earnings per share pence		(Loss)/ earnings £m	(Loss)/ Earnings per share pence	Earnings £m	Earnings per share pence
Basic earnings/(loss) per share		3,026	136.7		(14,412)	(646.6)	6,617	293.3
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4	2,318	104.7		27,816	1,247.9	285	12.6
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles	10(e)	(522)	(23.6)		(5,390)	(241.8)	(67)	(3.0)
Effect of impairment charges in respect of property, plant and equipment	4	149	6.7		—	—	—	—
Tax and non-controlling interests on impairment charges in respect of property, plant and equipment	10(e)	(48)	(2.2)		—	—	—	—
Effect of settlement of historical litigation in relation to the Fox River	5(c)	(132)	(6.0)		—	—	—	—
Tax on settlement of historical litigation in relation to the Fox River	10(e)	22	1.0		—	—	—	—
Net effect of excise and VAT cases	5(b), 6(k)	—	—		(167)	(7.5)	(460)	(20.4)
Tax on excise and VAT cases	10(e)	—	—		41	1.8	72	3.2
Effect of the ongoing litigation in Canada	6(c)	6,203	280.2		—	—	—	—
Tax on the ongoing litigation in Canada	10(e)	(1,644)	(74.3)		—	—	—	—
Effect of disposal of subsidiaries	6(f)	—	—		546	24.5	(6)	(0.3)
Effect of Romania and Brazil other taxes	6(k)	449	20.3		47	2.1	—	—
Tax on Romania and Brazil other taxes	10(e)	(2)	(0.1)		(16)	(0.7)	—	—
Effect of charges in respect of DOJ and OFAC investigations	6(h)	4	0.2		75	3.4	450	19.9
Effect of planned disposal of subsidiaries	6(j)	—	—		(195)	(8.7)	612	27.2
Tax on planned disposal of subsidiaries	10(e)	—	—		—	—	(10)	(0.4)
Effect of restructuring and integration costs	7	—	—		(2)	(0.1)	771	34.2
Tax and non-controlling interests on restructuring and integration costs	10(e)	—	—		(3)	(0.1)	(116)	(5.1)
Other adjusting items	3, 6(d),6(g),6(i)	163	7.4		96	4.3	233	10.3
Tax effect on other adjusting items	10(e)	(44)	(2.0)		(22)	(1.0)	(37)	(1.6)
Effect of early repurchase of bonds	8(b)	(590)	(26.6)		29	1.3	—	—
Tax effect of early repurchase of bonds	10(e)	141	6.4		(8)	(0.4)	—	—
Effect of interest on FII GLO settlement and other	8(b)	99	4.5		67	3.0	34	1.5
Tax effect of interest on FII GLO settlement and other	10(e)	(26)	(1.2)		(18)	(0.8)	(6)	(0.3)
Effect of gains related to the partial divestment of shares held in ITC	9(a)	(1,361)	(61.5)		—	—	—	—
Capital gains tax and deferred tax associated with the partial divestment of shares held in ITC	10(e)	36	1.6	2	—	—	—	—
Effect of associates' adjusting items net of tax	9(a)	(18)	(0.8)	—	(8)	(0.4)	92	4.1
Deferred tax relating to changes in tax rates	10(d)	(267)	(12.1)		(97)	(4.4)	(44)	(2.0)
Adjusting items in tax	10(d)	110	5.0		24	1.2	—	—
Adjusted earnings per share (basic)		8,066	364.3		8,403	377.0	8,420	373.2

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

									Diluted
		2024			2023			2022
	Notes	Earnings £m	Earnings per share pence		(Loss)/ earnings £m	(Loss)/ earnings per share pence		Earnings £m	Earnings per share pence
Diluted earnings/(loss) per share		3,026	136.0		(14,412)	(646.6)		6,617	291.9
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4	2,318	104.2		27,816	1,247.9		285	12.6
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles	10(e)	(522)	(23.5)		(5,390)	(241.8)		(67)	(3.0)
Effect of impairment charges in respect of property, plant and equipment	4	149	6.7		—	—		—	—
Tax and non-controlling interests on impairment charges in respect of property, plant and equipment	10(e)	(48)	(2.2)		—	—		—	—
Effect of settlement of historical litigation in relation to the Fox River	5(c)	(132)	(5.9)		—	—		—	—
Tax on settlement of historical litigation in relation to the Fox River	10(e)	22	1.0		—	—		—	—
Net effect of excise and VAT cases	5(b), 6(k)	—	—		(167)	(7.5)		(460)	(20.3)
Tax on excise and VAT cases	10(e)	—	—		41	1.8		72	3.2
Effect of the ongoing litigation in Canada	6(c)	6,203	278.9		—	—		—	—
Tax on the ongoing litigation in Canada	10(e)	(1,644)	(73.9)		—	—		—	—
Effect of disposal of subsidiaries	6(f)	—	—		546	24.5		(6)	(0.3)
Effect of Romania and Brazil other taxes	6(k)	449	20.2		47	2.1		—	—
Tax on Romania and Brazil other taxes	10(e)	(2)	(0.1)		(16)	(0.7)		—	—
Effect of charges in respect of DOJ and OFAC investigations	6(h)	4	0.2		75	3.4		450	19.9
Effect of planned disposal of subsidiaries	6(j)	—	—		(195)	(8.7)		612	26.8
Tax on planned disposal of subsidiaries	10(e)	—	—		—	—		(10)	(0.4)
Effect of restructuring and integration costs	7	—	—		(2)	(0.1)		771	34.0
Tax and non-controlling interests on restructuring and integration costs	10(e)	—	—		(3)	(0.1)		(116)	(5.1)
Other adjusting items	3, 6(d)6(g),6(i)	163	7.3		96	4.3		233	10.3
Tax effect on other adjusting items	10(e)	(44)	(2.0)		(22)	(1.0)		(37)	(1.6)
Effect of early repurchase of bonds	8(b)	(590)	(26.5)		29	1.3		—	—
Tax effect of early repurchase of bonds	10(e)	141	6.3		(8)	(0.4)		—	—
Effect of interest on FII GLO settlement and other	8(b)	99	4.4		67	3.0		34	1.5
Tax effect of interest on FII GLO settlement and other	10(e)	(26)	(1.2)	—	(18)	(0.8)	—	(6)	(0.3)
Effect of gains related to the partial divestment of shares held in ITC	9(a)	(1,361)	(61.1)	1	—	—	1	—	—
Capital gains tax and deferred tax associated with the partial divestment of shares held in ITC	10(e)	36	1.6	2	—	—	2	—	—
Effect of associates' adjusting items net of tax	9(a)	(18)	(0.8)	—	(8)	(0.4)	—	92	4.1
Deferred tax relating to changes in tax rates	10(d)	(267)	(12.0)	1	(97)	(4.4)	1	(44)	(1.9)
Adjusting items in tax	10(d)	110	4.9		24	1.2		—	—
Impact of dilution*		—	—		—	(1.4)
Adjusted diluted earnings per share		8,066	362.5		8,403	375.6		8,420	371.4
Note:
*In 2023, the Group reported a loss for the year. Following the requirements of IAS 33, the impact of share options would be antidilutive and is therefore excluded, for 2023, from the calculation of diluted earnings per share, calculated in accordance with IFRS. For remuneration purposes, and reflective of the Group's positive earnings on an adjusted basis,
Management  included the dilutive effect of share options in calculating adjusted diluted earnings per share.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
Headline earnings per share as required by the JSE Limited
The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing
Requirements. It is calculated in accordance with Circular 1/2023 ‘Headline Earnings’, as issued by the South African Institute of
Chartered Accountants.

						Basic
	2024		2023		2022
	Earnings £m	Earnings per share pence	(Loss)/ earnings £m	(Loss)/ earnings per share pence	Earnings £m	Earnings per share pence
Basic earnings/(loss) per share	3,026	136.7	(14,412)	(646.6)	6,617	293.3
Effect of impairment of intangibles, property, plant and equipment, associates and assets held-for-sale	875	39.5	27,800	1,247.2	429	19.0
Tax and non-controlling interests on intangibles, property, plant and equipment, associates and assets held-for-sale	(203)	(9.2)	(5,430)	(243.6)	(77)	(3.4)
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	(129)	(5.8)	(125)	(5.6)	(21)	(0.9)
Tax and non-controlling interests on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	32	1.4	27	1.2	5	0.2
Effect of impairment of subsidiaries transferred to held-for- sale and associated costs	—	—	(203)	(9.1)	548	24.2
Tax on impairment of subsidiaries and associated costs	—	—	—	—	(10)	(0.4)
Effect of foreign exchange reclassification from reserves to the income statement
- Subsidiaries	—	—	552	24.8	6	0.3
- Associates	—	—	—	—	(1)	—
Issue of shares and change in shareholding of an associate	(18)	(0.8)	(40)	(1.8)	3	0.1
Gain on partial disposal of an associate and associated capital gains tax, including foreign exchange recycled	(1,307)	(59.0)	—	—	—	—
Headline earnings per share (basic)	2,276	102.8	8,169	366.5	7,499	332.4

						Diluted
	2024		2023		2022
	Earnings £m	Earnings per share pence	(Loss)/ earnings £m	(Loss)/ earnings per share pence	Earnings £m	Earnings per share pence
Diluted earnings/(loss) per share	3,026	136.0	(14,412)	(646.6)	6,617	291.9
Effect of impairment of intangibles, property, plant and equipment, associates and assets held-for-sale	875	39.3	27,800	1,247.2	429	18.9
Tax and non-controlling interests on intangibles, property, plant and equipment, associates and assets held-for-sale	(203)	(9.1)	(5,430)	(243.6)	(77)	(3.4)
Effect of gains on disposal of property, plant and equipment, trademarks, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	(129)	(5.8)	(125)	(5.6)	(21)	(0.9)
Tax and non-controlling interests on disposal of property, plant and equipment, held-for-sale assets, partial/full termination of IFRS 16 leases, and sale and leaseback	32	1.4	27	1.2	5	0.2
Effect of impairment of subsidiaries transferred to held-for- sale and associated costs	—	—	(203)	(9.1)	548	24.1
Tax on impairment of subsidiaries and associated costs	—	—	—	—	(10)	(0.4)
Effect of foreign exchange reclassification from reserves to the income statement
- Subsidiaries	—	—	552	24.8	6	0.3
- Associates	—	—	—	—	(1)	—
Issue of shares and change in shareholding of an associate	(18)	(0.8)	(40)	(1.8)	3	0.1
Gain on partial disposal of an associate and associated capital gains tax, including foreign exchange recycled	(1,307)	(58.7)	—	—	—	—
Headline earnings per share (diluted)	2,276	102.3	8,169	366.5	7,499	330.8

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

12 Intangible assets
(a) Overview of intangible assets

					2024
	Trademarks and similar intangibles £m	Goodwill £m	Computer software £m	Assets in the course of development £m	Total £m
1 January
Cost	78,848	46,021	1,408	110	126,387
Accumulated amortisation and impairment	(24,847)	(4,930)	(1,048)	—	(30,825)
Net book value at 1 January	54,001	41,091	360	110	95,562
Differences on exchange	915	77	(1)	(1)	990
Additions
– internal development	—	—	—	80	80
– separately acquired	95	—	—	15	110
Reallocations	—	—	40	(40)	—
Amortisation charge	(1,652)	—	(120)	—	(1,772)
Impairment	(646)	(39)	(9)	—	(694)
31 December
Cost	80,277	46,169	1,299	165	127,910
Accumulated amortisation and impairment	(27,564)	(5,040)	(1,029)	(1)	(33,634)
Net book value at 31 December	52,713	41,129	270	164	94,276

					2023
	Trademarks and similar intangibles £m	Goodwill £m	Computer software £m	Assets in the course of development £m	Total £m
1 January
Cost	83,454	48,488	1,379	153	133,474
Accumulated amortisation and impairment	(2,851)	(532)	(1,005)	(11)	(4,399)
Net book value at 1 January	80,603	47,956	374	142	129,075
Differences on exchange	(3,431)	(2,251)	(4)	1	(5,685)
Additions
– internal development	—	—	—	75	75
– separately acquired	59	—	—	3	62
Reallocations	2	—	115	(111)	6
Amortisation charge	(237)	—	(120)	—	(357)
Impairment	(22,995)	(4,614)	(5)	—	(27,614)
31 December
Cost	78,848	46,021	1,408	110	126,387
Accumulated amortisation and impairment	(24,847)	(4,930)	(1,048)	—	(30,825)
Net book value at 31 December	54,001	41,091	360	110	95,562
(b) Goodwill
Goodwill of £41,129 million (2023: £41,091 million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: Reynolds American £31,491 million (2023: £30,938 million); Rothmans Group £4,091 million (2023: £4,274 million);
Imperial Tobacco Canada £2,229 million (2023: £2,386 million); ETI (Italy) £1,363 million (2023: £1,428 million) and ST (principally
Scandinavia) £1,024 million (2023: £1,074 million). The principal allocations of goodwill in the Rothmans acquisition are to the cash-
generating units of Europe and South Africa, with the remainder relating to operations in APMEA.
During 2024, there was £39 million goodwill impairment (2023: £4,614 million) as explained in note 12(e)(v) below.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
(c) Trademarks and similar intangibles
Trademarks and similar intangibles with indefinite lives
The net book value of trademarks and similar intangibles with indefinite lives is £9,832 million (2023: £51,930 million) and relates to the acquisition of Reynolds American. Following the redesignation of Newport, Camel, Natural American Spirit and Pall Mall as definite-lived from 1 January 2024, the remaining indefinite-lived brands include Camel Snus and Grizzly. The trademarks acquired form the core focus of the U.S. oral business and receive significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment. The Grizzly trademark has significant market share and positive cash flow expectations. There are no regulatory or contractual restrictions on the use of the trademark, and there are no plans by Management to significantly redirect resources elsewhere.
As explained in note 12(e)(ii), as a result of accelerated volume loss to Modern Oral, an impairment of £646 million in respect of Camel
Snus has been recognised and Management have concluded that it is appropriate to redesignate Camel Snus as definite-lived from
1 January 2025 (2024: indefinite-lived, 2023: indefinite-lived) with an estimated life of 20 years to be amortised on a straight-line basis.
Trademarks and similar intangibles with definite lives
The majority of trademarks and similar intangibles with definite lives relate to trademarks acquired in previous years. These trademarks are amortised on a straight-line basis over their expected useful lives, which do not exceed 30 years. Included in the net book value of trademarks and similar intangibles with definite lives are trademarks relating to the acquisition of Reynolds American £42,605 million
(2023: £1,809 million) including Newport, Camel, Natural American Spirit and Pall Mall which were redesignated as definite-lived from
1 January 2024 (2023: indefinite-lived) with an estimated life of between 20-30 years. These trademarks are part of the Group’s Strategic
Portfolio of key brands and form the core focus of the U.S. combustibles business and receive significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment. These trademarks have significant market share and positive cash flow expectations. There are no regulatory or contractual restrictions on the use of the trademarks, and there are no plans by Management to significantly redirect resources elsewhere.
The below table shows the change in carrying value for the key definite-lived brands relating to the acquisition of Reynolds American.

	Carrying amount 1 January £m	Differences on exchange £m	Amortisation Charge £m	Carrying amount 31 December £m
Definite-lived intangibles
Newport	20,753	358	(690)	20,421
Camel	7,822	134	(260)	7,696
Pall Mall	2,608	44	(130)	2,522
Natural American Spirit	10,439	180	(347)	10,272
Other	1,809	29	(144)	1,694
Total	43,431	745	(1,571)	42,605
(d) Computer software and assets in the course of development
Included in computer software and assets in the course of development are internally developed assets with a carrying value of
£398 million (2023: £450 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third-party consultants and software licence fees from third-party suppliers.
The Group has £5 million of future contractual commitments (2023: £2 million) related to intangible assets.
(e) Impairment testing
(i) Overview
a. Estimation uncertainty
As described in note 1, the critical accounting estimates used in the preparation of the consolidated financial statements include the review of asset values, especially indefinite-lived assets such as goodwill and certain trademarks and similar intangibles.
There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the assessment of the recoverability of these assets, with the effect that the value-in-use and fair value calculations incorporate estimation uncertainty, particularly for certain assets held in relation to the U.S. market.
b. Impact of climate change
The impact of climate change has been considered in preparation of the financial statements. For impairment testing and valuation purposes, the Group have included certain climate-related costs within the discounted cash flow forecast for impairment assessment.
The Group also completed scenario analyses of the potential impact of climate change-related risks. This sensitised discounted cash flow included climate-related product taxes and carbon taxes within the future cash flows and resulted in no material adverse impact to the impairment assessment.
(ii) Impairment testing - Trademarks and similar intangibles with indefinite lives (brands)
The trademarks and similar intangibles with indefinite lives (brands) have been tested for impairment with recoverable amounts estimated on the basis of fair value less cost of disposal and classified as level 3 within the fair value hierarchy. The fair value calculations use cash flows based on detailed brand budgets prepared by Management using projected sales volumes and pricing (net revenue) and projected brand profitability covering a five-year horizon and, thereafter, grown into perpetuity. A tax amortisation benefit factor is then applied to incorporate the additional value a market participant would derive in an asset acquisition scenario. Corporate costs are allocated to the brand budgets based on either specific allocations, where appropriate, or based on revenue. The discount rates and long-
term growth rates applied to the brand fair value calculations have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations. As the trademarks and similar intangibles with indefinite lives relate to the acquisition of Reynolds American, the brand budgets used in the fair value calculations have also been incorporated into the budget information used in the impairment testing of Reynolds American goodwill.
As a result of accelerated volume loss to Modern Oral, an impairment of £646 million in respect of Camel Snus has been recognised.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

The below table indicates the key assumptions used in assessing the indefinite-lived brands for impairment.

			2024			2023
	Carrying amount £m	Volume 5 Year CAGR**	Pre-tax discount rate* %	Carrying amount £m	Volume 5 Year CAGR	Pre-tax discount rate %
Indefinite-lived intangibles
Camel Snus	459	(10.1)%	8.6	1,099	(5.4)%	7.8
Grizzly	9,373	7.6%	7.6	9,209	(3.9)%	7.8
Total	9,832			10,308
Notes:
*For the purpose of the current year impairment assessment, the recoverable amount for Camel Snus is estimated on the basis of fair value less cost of disposal and has been prepared based on a five-year risk adjusted cash flow forecast, supplemented by a forecast on a discrete period basis reflecting the revised useful economic life effective 1 January 2025 to support the long term growth rate. Valuations derived from applying post-tax discount rates to post-tax cash flows are aligned to those that would arise from applying pre-tax discount rates to pre-tax cash flows.
**Volume five-year CAGR is calculated by reference to the first five years annual volumes in the fair value less cost of disposal model against the 2024 baseline. The increase in volume 5 year CAGR for the Grizzly brand reflects the inclusion of the Modern Oral product launched under the brand during 2024.
Concurrent to the impairment assessment, and reflecting Management's revised volume projections, Management have concluded that it is appropriate to redesignate Camel Snus as definite-lived from 1 January 2025 (2024: indefinite-lived, 2023: indefinite-lived) with an estimated life of 20 years to be amortised on a straight-line basis. The annual increase to amortisation as a result of this change is expected to be £23 million.
Refer to note 12(e)(vi) for more details on impairment testing.
(iii) Impairment testing - Trademarks and similar intangibles with definite lives (brands)
Whilst no impairment triggers were identified, as noted in note12(e)(vi), the cash flow forecasts for the definite-lived brands have been incorporated in the impairment test for the goodwill associated with the Reynolds CGU. These brands have therefore been tested for impairment with recoverable amounts estimated on the basis of fair value less cost of disposal and classified as level 3 within the fair value hierarchy. The fair value calculations use cash flows based on detailed brand budgets prepared by management using projected sales volumes and pricing (net revenue) and projected brand profitability covering a five-year horizon. Thereafter volume decline, pricing and margin assumptions are extrapolated over the remaining useful life. A tax amortisation benefit factor is then applied to incorporate the additional value a market participant would derive in an asset acquisition scenario. Corporate costs are allocated to the brand budgets based on either specific allocations, where appropriate, or based on revenue. The discount rates applied to the definite-lived brand fair value calculations have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations.
The below table indicates the key assumptions used in assessing the definite-lived brands for impairment.

			2024			2023
	Carrying amount £m	Volume 5 Year CAGR*	Pre-tax discount rate %	Carrying amount £m	Volume 5 Year CAGR	Pre-tax discount rate %
Definite-lived intangibles
Newport	20,421	(12.5)%	8.6	20,753	(11.3)%	8.7
Camel	7,696	(12.6)%	8.6	7,822	(12.3)%	8.9
Pall Mall	2,522	(3.0)%	8.8	2,608	(18.8)%	9.4
Natural American Spirit	10,272	(8.1)%	7.9	10,439	(7.6)%	7.9
Total	40,911			41,622
Note:
*Volume five-year CAGR is calculated by reference to the first five years’ annual volumes used in discounted cash flow model against the 2024 baseline.
The above table indicates a marginal decline in volume five-year CAGR compared to 2023 except for Pall Mall which has improved due to increased promotional support and growth within the branded value segment.
Refer to note 12(e)(vi) for more details on impairment testing in respect of these brands.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
(iv) Cash generating units and information on goodwill impairment testing
In 2024, goodwill was allocated for impairment testing purposes to 17 (2023: 17) individual cash-generating units (CGUs) – one in the U.S.
(2023: one), nine in AME (2023: nine) and seven in APMEA (2023: seven).
For the purpose of impairment testing, goodwill has been attributed to the following cash-generating units:

		2024		2023
	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %
Cash-generating unit
Reynolds American	31,491	9.0	30,938	9.6
Europe	5,358	6.7	5,596	6.6
Canada	2,229	9.8	2,386	20.3
Australia	662	7.9	717	7.3
South Africa	186	10.7	189	14.3
Singapore	376	8.4	382	7.4
GTR	249	7.1	253	7.6
Malaysia	187	10.6	217	10.2
Peru	74	8.7	73	12.4
Other	317	8.4	340	6.7
Total	41,129		41,091
Included within ‘Other’ above is goodwill arising on various acquisitions that have been allocated to eight cash-generating units which are, individually, insignificant. The pre-tax discount rate represents the weighted average pre-tax discount rate.
During 2024, the Group recognised a total impairment charge to goodwill of £39 million (2023: £4,614 million).
The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the projected sales volumes and pricing (net revenues) and long-term growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate is used purely for the impairment testing of goodwill under IAS 36 Impairment of Assets and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.
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
This applies to all CGUs with the exception of Reynolds American, for which the discount rate is independently determined based on a weighted average cost of capital in respect of the U.S. and U.S. market-related premiums, and Malaysia where the discount rate reflects
BAT Malaysia's weighted average cost of capital.
The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends, as well as pricing and cost expectations. These have been endorsed by Group Management as part of the consolidated Group’s approved budget.
(v) Impairment testing – Goodwill (excluding Reynolds American and Canada)
The value-in-use calculations use cash flows based on detailed financial budgets prepared by Management covering a one-year period extrapolated over a 10-year horizon with growth of 3% (2023: 3%) in years two to ten, after which a growth rate of 1% (2023: 1%) has been assumed as the long-term volume decline is more than offset by pricing to drive revenue growth. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well-balanced portfolio of brands and the industry in which it operates.
For the Malaysian cash-generating unit, as a result of regulatory and macro-economic conditions, the above assumptions were amended to reflect the short- to medium-term plans spanning a period of five years after which a long-term growth rate of -1.4% has been assumed. During the year, the Malaysian government announced new regulations under the new tobacco control law, the Control of
Smoking Products for Public Health Act, which impact the sale of tobacco and vapour products. As a result of the upcoming regulations, goodwill associated with the Malaysia CGU has been impaired by £39 million.
Due to difficult trading conditions in South Africa with the growth in illicit trade following the ban of the sale of tobacco products introduced during the COVID-19 pandemic becoming further entrenched, the Group recognised an impairment charge of £291 million in
2023. No further worsening of conditions has been observed in 2024. Forecasted cash flows continue to support the carrying value of goodwill with no further indication of impairment.
In 2023, the Group recognised an impairment charge of £24 million in respect of its Peruvian cash-generating unit due to further market deterioration. As a result of the assessment in 2024, no further deterioration in performance was identified requiring further impairment.
Following the application of a reasonable range of sensitivities to all cash-generating units, there was no reasonably possible scenario identified that would lead to a potential impairment charge.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

(vi) Impairment testing – Reynolds American
Goodwill and the brand intangibles relating to Reynolds American
Subsequent to the FDA announcement on 28 April 2022 of a proposed product standard to prohibit menthol as a characterising flavour in cigarettes, the FDA formally submitted the final product standard to the Office of Management and Budget on 18 October 2023.
Following delays, in January 2025, the new Trump administration withdrew the rule from the Office of Management and Budget and it is currently held pending the new Trump administration’s reconsideration of regulations advanced by the previous administration.
Management notes that the timetable for any final product standard remains uncertain.
On 21 June 2022, the FDA announced plans to develop a proposed product standard that would establish a maximum nicotine level in cigarettes and certain other combustible tobacco products to reduce addictiveness. On 15 January 2025, in the final days of the outgoing
Biden administration, the FDA issued a proposed product standard whereby the agency would limit nicotine levels in cigarettes following a two-year effective date from publication of any final rule. The proposed rule is currently subject to public comment, but may be de-
prioritised by the new Trump administration as it considers all proposed regulations advanced by the previous administration.
Management notes that the FDA proposed rule does not itself constitute restrictions on nicotine levels in cigarettes, and any proposed rule must still go through the established comprehensive U.S. rule-making process, the timetable and outcome for which remains uncertain. Management also notes that it is not known whether or when this proposed rule will be finalised, and, if adopted, whether the final rule will be the same as or similar to the proposed rule.
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
During 2023, evolving insights indicated that the decline in industry volume would be higher than previously forecasted due to the continued macro-economic headwinds in the U.S. combined with an acceleration of the Vapour category growth. This growth is driven by combustibles consumers turning to Vapour devices (specifically through the use of illicit single-use products). Due to the continued
challenging trading conditions in the U.S., a detailed external study was commissioned to assist Management with an independent view of the potential forecast performance for the market. This review assisted Management in preparing the Group’s five-year forecast of the U.S. market, with further extrapolation based upon the estimated performance of the brands.
Following the review and as a result of the higher forecast combustibles market decline as described above, a total impairment of
£27,291 million in respect of the U.S. CGU was identified in 2023.
In 2024, in line with the approach used since 2022, the value-in-use calculation for the total U.S. CGU and the fair value calculations for the brand intangibles have been determined based on probability weighted scenarios to derive a risk-adjusted cash flow forecast applied within the valuations. These scenarios incorporate varying assumptions on potential timing for a final product standard to prohibit menthol as a characterising flavour in cigarettes becoming effective. However, the impact of the timing of any potential menthol ban was not deemed to be a key assumption.
The cash flow forecasts for the indefinite-lived brands, as described in note 12(e)(ii) above, have been incorporated in the probability weighted scenarios used in the Reynolds American goodwill model. Similarly, the model also incorporates a five-year risk-adjusted cash flow forecast for all of the definite-lived brands, based on detailed brand budgets prepared by Management using projected sales volumes and pricing (net revenue) and projected brand profitability which assumes a long-term volume decline of cigarettes generally offset by pricing. After this forecast, a probability weighted growth rate of 1.0% (2023: 1.0%) has been assumed for the Reynolds
American cash-generating unit.
For the Grizzly brand impairment test, a long-term growth rate of 1.0% (2023: 1.0%) is also applied. Following update of the recoverable amount based on the fair value less cost of disposal for Grizzly, Management concluded that the carrying value of the brand is supported by cash flows generated by the combined Traditional Oral and newly launched Grizzly Modern Oral product portfolio. There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the fair value calculation, and this is particularly true given the recent launch of the Grizzly Modern Oral product. A detailed external study was commissioned to assist Management with an independent view of the potential impacts on volume forecasts of cross-category use of Modern Oral products by Traditional Oral consumers to inform our forecast for the evolution of industry volumes for both Traditional and Modern Oral and the potential share of market for the latter that a Grizzly product offering can achieve. Management consider a 3%
reduction in the five-year volume CAGR for Grizzly to be reasonably possible sensitivity scenario and this would result in an impairment of £0.9 billion.
In order to support the long-term growth rates for Camel Snus, a cash flow forecast has also been prepared on a discrete basis, reflecting the revised useful economic life from 1 January 2025. This implies a long-term growth rate of -6.9% (2023: 1.0%) for Camel Snus.
As explained in note 12(e)(iii), the impairment test calculations for Newport, Camel, Pall Mall and Natural American Spirit use cash flows based on detailed brand budgets prepared by management over a five-year horizon after which volume decline, pricing and margin assumptions are extrapolated over the remaining useful life.
As indicated in the table below, the Newport brand fair value is highly sensitive to changes in the volume assumptions. Management believe a decrease in volume year-on-year in the discrete period by an additional 1% is a reasonably possible change. This would result in an impairment of £1.3 billion.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
The excess of recoverable amount over the carrying value (headroom) of the Reynolds American cash-generating unit and the Newport,
Camel, Pall Mall, Natural American Spirit and Grizzly brand intangibles would be reduced to nil if the following individual changes were made to the key assumptions used in the impairment model.

		Reynolds American goodwill	Newport	Camel	Pall Mall	Natural American Spirit	Grizzly
Current headroom	£m	19,293	819	1,926	817	1,620	1,020
Assumptions:
Decrease in volume year-on-year in the discrete period by an additional *	%		(0.4)	(2.4)	(3.7)	(1.2)	(2.0)
Increase in pre-tax discount rate by	%	1.9	0.5	3.9	6.3	1.6	0.7
Decrease in long-term growth rate by**	%	(1.8)					(0.8)
Notes:
*Brand Intangibles only. Volume sensitivity results in a proportional reduction in both net revenue and direct costs with no impact to operating margin %. Fixed overhead cost allocations remain flat. This demonstrates a year-on-year decrease in operating cash flow for the discrete forecast years.
**Goodwill and Grizzly indefinite-lived brand intangible only
(vii) Impairment testing – Canada
Goodwill relating to Imperial Tobacco Canada Ltd (ITCAN)
In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’
Creditors Arrangement Act (CCAA). Under a confidential court supervised mediation process, ITCAN has been negotiating a possible settlement of all of its outstanding tobacco litigation in Canada while continuing to run its business in the normal course.
As explained in note 24, on 17 October 2024, the court-appointed mediator and monitor filed a proposed plan of compromise and arrangement in the Ontario Superior Court of Justice. Substantially similar proposed plans were also filed for Rothmans, Benson &
Hedges Inc. (RBH, a subsidiary of Philip Morris International Inc.) and JTI-Macdonald Corp. (JTIM, a subsidiary of Japan Tobacco
International) (collectively, the Proposed Plans).
Under the Proposed Plans, if ultimately sanctioned and implemented, ITCAN, RBH and JTIM (the Companies) would pay an aggregate settlement amount of CAD$32.5 billion (£18.0 billion). This amount would be funded by:
–an upfront payment equal to all the Companies’ cash and cash equivalents on hand (including investments held at fair value) plus certain court deposits (subject to an aggregate industry withholding of CAD$750 million (£416 million)) plus 85% of any cash tax refunds that may be received by the Companies on account of the upfront payments; and
–annual payments based on a percentage (initially 85%, reducing over time) of each of the Companies’ net income after taxes, based on amounts generated from all sources, excluding New Categories, until the aggregate settlement amount is paid. The performance of ITCAN’s New
Categories (including Vapour products and nicotine pouches) is not included in the basis for calculating the annual payments.
These Proposed Plans, if ultimately sanctioned and implemented, would resolve ITCAN’s outstanding tobacco litigation in Canada and provide a full and comprehensive release to ITCAN, BAT p.l.c. and all related companies for all tobacco claims in Canada.
On 31 October 2024, the court hearing to rule on the Claims Procedure Orders and Meeting Orders took place and these were granted.
In accordance with the Meeting Order, a creditors' meeting was held on 12 December 2024 and the Proposed Plans were approved by the requisite majorities of the creditors. A sanction hearing took place between 29-31 January 2025. During the sanction hearing, the
Court was asked to sanction the Proposed Plans. The Court’s decision is currently pending and the stays are extended until 3 March
2025, or such time as the Court's decision on the sanction order is released.
The value-in-use calculations have been prepared based on a five-year cash flow forecast, after which a long-term rate of decline of
-3.65% (2023: -2.5%) on the underlying business is assumed. In line with the requirements of IAS36, the value-in-use derived from the forecast cash flows has been adjusted to include the book value of the provision recognised in respect of the settlement agreement and the liability is included within the carrying amount of the CGU for the purposes of the impairment test.
A pre-tax discount rate of 9.8% (2023: 20.3%) has been assumed. The change in rate is driven by the crystallisation of the liability related to the payments under the settlement plan, whereas in 2023 and previous years the risk associated with the ongoing mediation process was adjusted in the discount rate. Further information on the Québec Class Actions and CCAA can be found in note 31. Further details on the provision for the liability associated with the Proposed Plans and the discount rate applied to such provision, which differs to that applied for the impairment assessment, can be found in note 24.
The excess of value-in-use earnings over the carrying values (headroom) of the ITCAN goodwill would be reduced to nil if the following individual changes, none of which are considered reasonably possible by Management, were made to the key assumptions used in the impairment model.

Canada goodwill %
Assumptions
Decrease in revenue by*	21.3
Decrease in long-term growth rate by	10.5
Increase in pre-tax discount rate by	8.0
Note:
*Revenue sensitivities are performed in isolation and do not include the removal of the corresponding variable cost of sales. This demonstrates a decrease in revenue in each of the forecast years.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

13 Property, plant and equipment
(a) Overview of property, plant and equipment, including right-of-use assets

						2024
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,418	895	5,702	375	654	9,044
Accumulated depreciation and impairment	(437)	(443)	(3,360)	(221)		(4,461)
Net book value at 1 January	981	452	2,342	154	654	4,583
Differences on exchange	(29)	(26)	(139)	(4)	(37)	(235)
Additions
– right-of-use assets	—	152	—	105	—	257
– separately acquired	—	—	23	—	469	492
Reallocations	87	13	385	—	(485)	—
Depreciation	(35)	(97)	(291)	(74)	—	(497)
Impairment	(89)	(41)	(41)	(2)	—	(173)
Right-of-use assets − reassessments, modifications and terminations	—	8	—	2	—	10
Disposals	(48)	(3)	(6)	—	—	(57)
Net reclassifications as held-for-sale	—	(1)	—	—	—	(1)
31 December
Cost	1,360	888	5,566	437	601	8,852
Accumulated depreciation and impairment	(493)	(431)	(3,293)	(256)		(4,473)
Net book value at 31 December	867	457	2,273	181	601	4,379

						2023
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,475	940	5,962	362	767	9,506
Accumulated depreciation and impairment	(473)	(474)	(3,507)	(185)		(4,639)
Net book value at 1 January	1,002	466	2,455	177	767	4,867
Differences on exchange	(41)	(25)	(135)	(8)	(43)	(252)
Additions
– right-of-use assets	—	112	—	84	—	196
– separately acquired	—	—	20	—	460	480
Reallocations	69	24	431	—	(524)	—
Depreciation	(34)	(102)	(293)	(77)	—	(506)
Impairment	—	(5)	(131)	(9)	(6)	(151)
Right-of-use assets − reassessments, modifications and terminations	—	(15)	—	(13)	—	(28)
Disposals	(1)	(3)	(5)	—	—	(9)
Net reclassifications as held-for-sale	(14)	—	—	—	—	(14)
31 December
Cost	1,418	895	5,702	375	654	9,044
Accumulated depreciation and impairment	(437)	(443)	(3,360)	(221)		(4,461)
Net book value at 31 December	981	452	2,342	154	654	4,583
Refer to notes 4 and 7 for more information on property, plant and equipment impairments.
As mentioned in note 5(a), the Group completed certain sale and leaseback transactions. The cash flow effect of these transactions in 2024 is £37 million (2023: £15 million).
Included in additions in 2024 is an amount of £30 million (2023: £34 million) related to sustainability as explained in note 33.
The Group has £67 million of future contractual commitments (2023: £60 million) related to property, plant and equipment.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
Assets representing ‘plant, equipment and other leased’ relate to leases of various assets including industrial equipment and distribution vehicles in Brazil, China, Canada, Mexico, Pakistan, Poland, Romania, the U.S. and other countries.
(c) Leasehold property
As of 31 December 2024, the Group holds £95 million (2023: £147 million) of leasehold properties acquired and another £362 million (2023:
£305 million) of right-of-use leased properties.
Assets representing ‘leasehold property’ relate to leases in respect of offices, retail space, warehouses and manufacturing facilities occupied by Group subsidiaries and include property leases with lease terms of more than five years in Bangladesh, Brazil, China,
Germany, Italy, Pakistan, Romania, Singapore, Vietnam and the U.S., amongst other countries. In addition, capitalised expenditure representing leasehold improvements is included in this asset class.

	2024 £m	2023 £m
Leasehold land and property comprises
- net book value of long leasehold	22	18
- net book value of short leasehold	435	434
	457	452

2024
Leasehold property net book value movements for the year ended 31 December 2024	Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements* £m	Net book value at 31 December £m
- Property acquired (IAS 16)	147	(7)	(50)	5	95
- Right-of-use properties (IFRS 16)	305	(19)	(88)	164	362
	452	(26)	(138)	169	457

					2023
Leasehold property net book value movements for the year ended 31 December 2023	Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements* £m	Net book value at 31 December £m
- Property acquired (IAS 16)	152	(10)	(12)	17	147
- Right-of-use properties (IFRS 16)	314	(15)	(95)	101	305
	466	(25)	(107)	118	452
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
(d) Freehold property
As of 31 December 2024, the Group owns freehold property amounting to £867 million (2023: £981 million), representing factories, warehouses and office buildings together with adjoining land, mainly in the U.S., the UK, Bangladesh, Indonesia and South Korea.

	2024 £m	2023 £m
Cost of freehold land within freehold property on which no depreciation is provided	151	238
The reduction in the cost of freehold land is mainly due to the impairment of the Group’s head office in London, as mentioned on note 4.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

14 Investments in associates and joint ventures

	2024 £m	2023 £m
1 January	1,970	2,020
Total comprehensive income (note 9)	559	473
Dividends	(447)	(559)
Additions (note 27(b)(ii))	48	13
Disposals (note 27(b)(i))	(227)	—
Other equity movements	(1)	23
31 December	1,902	1,970
Non-current assets	1,230	1,331
Current assets	1,205	1,168
Non-current liabilities	(97)	(78)
Current liabilities	(436)	(451)
	1,902	1,970
ITC Ltd. (Group’s share of the market value is £14,357 million (2023: £15,767 million))	1,762	1,851
Other listed associates (Group’s share of the market value is £224 million (2023: £175 million))	98	64
Unlisted associates	42	55
	1,902	1,970
The principal associate undertaking of the Group is ITC Ltd. (ITC). Included within the dividends amount of £447 million
(2023: £559 million) are £434 million (2023: £545 million) attributable to dividends declared by ITC.
ITC Ltd.
ITC is an Indian conglomerate based in Kolkata with interests in cigarettes, paper and packaging, agri-business, other fast-moving goods (e.g.
confectionery, branded apparel, personal care, stationery and safety matches) and, up until the date of demerger (as described below), hotels.
BAT’s interest in ITC is 25.45%.
ITC prepares accounts on a quarterly basis with a 31 March year-end. As permitted by IAS 28 Investments in associates and joint ventures, results up to 30 September 2024 have been used in applying the equity method. This is driven by the availability of information at the half-year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2024.

	2024 £m	2023 £m
Non-current assets	4,456	4,261
Current assets	4,152	3,622
Non-current liabilities	(306)	(240)
Current liabilities	(1,376)	(1,267)
	6,926	6,376
Group’s share of ITC Ltd. (2024: 25.45%; 2023: 29.02%)	1,762	1,851
On 13 March 2024, the Group announced the divestment of 436,851,457 ordinary shares held in ITC, representing 12% of the Group's equity stake (the equivalent of 3.5% of ITC's ordinary shares). Refer to note 27(b)(i) for further details.
On 24 July 2023, ITC announced a proposed demerger of its ‘Hotels Business’ under a scheme of arrangement by which 60% of the newly incorporated entity would be held directly by ITC's shareholders proportionate to their shareholding in ITC. In January 2025, ITC
Hotels Limited was listed and commenced trading on the National Stock Exchange of India (NSE) and Bombay Stock Exchange (BSE).
The Group’s direct stake in ITC Hotels Limited is 15%.
Organigram
On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded Organigram Holdings Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.90%
equity stake in Organigram Holdings Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol ‘OGI’) to become its largest shareholder. Due to subsequent acquisitions carried out by Organigram and the Group’s additional investments, referred to below, the Group’s effective interest in Organigram for equity accounting at the end of 2024 was 35.09% (2023: 18.79%). The Group’s
share of the fair value of net assets acquired included £49 million of intangibles and £30 million of goodwill, representing a strategic premium to enter the legal cannabis market in North America. Organigram prepares accounts on a quarterly basis with a 30 September year-end. As permitted by IAS 28, results up to 30 September 2024 have been used in applying the equity method.
During 2023 Management reassessed the carrying value of the Group’s investment in Organigram Holdings Inc. due to a reduction in the entity's share price being identified as a trigger for a detailed impairment assessment to be undertaken. As part of this exercise, management took into consideration Organigram’s share price, internal value-in-use calculations, external trading multiples and broker forecasts. As a result of this analysis, it was concluded that an impairment charge of £36 million (or £34 million net of tax), was required against the carrying value of the investment. No further impairments have been recognised to date and the carrying value of this investment as at 31 December 2024 was £65 million (2023: £30 million). Management will continue to monitor the carrying value, in line with IAS 36, over the course of future periods.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
In November 2023, the Group announced the signing of an agreement for a further investment in Organigram Holdings Inc. (Organigram).
At 31 December 2023, the proposed investment of CAD$125 million (£74 million) was subject to customary conditions, including necessary approvals by the shareholders of Organigram, which was given on 18 January 2024. On 24 January 2024, BAT made the first tranche investment of CAD$42 million (£24 million) acquiring a further 12,893,175 common shares of Organigram at a price of CAD$3.22 per share.
On 30 August 2024, BAT made the second tranche investment of CAD$42 million (£24 million) acquiring a further 4,429,740 common shares and 8,463,435 preferred shares of Organigram at a price of CAD$3.22 per share. Goodwill of £5 million has been recognised following these investments which have been recognised net of fair value of the embedded derivative in relation to the investment agreement. Subject to conditions, the remaining 12,893,175 shares subscribed for shall be issued at the same price as the previous two tranches by the end of February 2025. Under the terms of agreement, the Group’s voting rights are restricted to 30%.
As a result of Organigram’s acquisition of Motifs Lab Ltd on 6 December 2024, the Group’s ownership is diluted to 30.6%. The accounting impact of such dilution is not material to the Group. Please refer to note 27(b)(ii) for further information on the acquisition.
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
Yemen associates
In 2022, the Group decided to cease business activities altogether in Yemen, including participating in the management of the Group's associates, due to the challenging operating environment in the country.
15 Retirement benefit schemes
The Group's subsidiary undertakings in multiple jurisdictions operate various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution pension schemes, with the Group’s most significant arrangements being in the U.S., the UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 70% of the current service cost.
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
The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years. The costs of such plans are recognised in the Group income statement within operating profit as part of employment costs.
Service costs are spread systematically over the expected service lives of employees with past service costs or credits, the impact of settlements and curtailments, and the net interest on the net defined benefit deficit or surplus recognised in the periods in which they arise. Actuarial gains and losses and surplus restrictions are recognised immediately in other comprehensive income. Benefits provided through defined contribution schemes are charged as an expense as payments fall due.
Through its defined benefit pension schemes and healthcare benefit schemes, the Group is exposed to a number of risks, including:
–Asset volatility: The scheme liabilities are calculated using discount rates set by reference to bond yields. If scheme assets underperform this yield, e.g. due to stock market volatility, this may create a deficit. However, most funded schemes hold a proportion of assets which are expected to outperform bonds in the long-term, and the majority of schemes by value are subject to local regulations regarding funding deficits. In addition, schemes in the UK and Canada have purchased insurance contracts which exactly match the valuation volatility of all or part of the scheme liabilities.
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

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
The funded arrangements in the Group have policies on investment management, including strategies over a preferred long-term investment profile, and schemes in certain territories including Canada and the Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities. In addition, as noted below, certain arrangements in the UK and Canada have been de-risked through the purchase of insurance policies. The majority of funded schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, and after taking into account regulatory requirements in each territory. The Group’s contributions to funded defined benefit schemes in 2025 in total are expected to be £36 million compared to £30 million in 2024.
U.S.
In the U.S., the main funded pension plan is the Reynolds and Affiliates Pension Plan (RAPP) which was formed at the end of 2022 through a merger of the Reynolds American Retirement Plan (PEP) and the Retirement Income Plan for Certain RAI Affiliates (Affiliates).
The only funded healthcare scheme is the Brown & Williamson Tobacco Corporation Welfare & Fringe Benefit Plan. Each of the above were established with corporate trustees that are required to run the plan in accordance with the plan’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act of 1974. The corporate trustees act as custodians with a committee of local management acting in a fiduciary capacity with regard to investment decisions, risk mitigation and administration of the arrangements. Contributions to the various funded plans are agreed with the named fiduciary, scheme actuaries and the committee of local management after taking account of statutory requirements including the Pension Protection Act of 2006, as amended. Through its U.S. subsidiaries, the Group may make significant contributions, either as required by statutory requirements or at the discretion of the Group, with the aim of maintaining a funding status of at least 90% and remaining fully funded in the long-term. During 2024, the
Group contributed £10 million (2023: £2 million) to its funded pension and post-retirement plans in the U.S. The Group does not expect to make significant contributions in 2025.
With effect from 31 December 2024, accruals for salaried U.S. employees who participate in the qualified (RAPP) and non-qualified pension plans has ceased. A past service credit of £18 million was recognised on the difference between the salary increase assumption for active members and the inflation assumption for deferred members at the date of the plan amendment and curtailment of benefits.
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
At 31 December 2024, the Reynolds and Affiliates Pension Plan was reporting a surplus under IAS 19 in total of £507 million (2023: £516 million). Under the rules of this plan, after assuming the gradual settlement of the plan liabilities over the lives of the arrangements, the majority of any surplus would be repurposed for other existing or replacement benefit plans. Residual amounts returnable to the Group in the event of a termination or other distribution would trigger an excise charge and accordingly, a surplus restriction of £14 million
(2023: £nil million) has been recognised.
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
The formal triennial actuarial valuation of the UKPF was last carried out with an effective date of 31 March 2023. This showed that UKPF had a surplus of £111 million on a Technical Provisions basis, in accordance with the statutory funding objective. Under IAS 19, this was reported as a net retirement benefit asset of £169 million (2023: £184 million). Under the UKPF scheme rules, the Trustee does not have a unilateral power to commence a wind up of UKPF, and the Group has recognised a surplus as an unconditional right to a refund assuming the gradual settlement of the UKPF liabilities over the life of the scheme with any future surplus returnable to the Group at the end of the life of the scheme. Under current tax legislation, a charge of 25% (2023: 35%) would arise on the gross amount of any authorised surplus payment and the potential impact of this has been accounted for as part of the Group’s deferred tax liability.
On 16 March 2023, the Schedule of Contributions was amended to remove any funding commitment for the foreseeable future, which was reconfirmed in the current Schedule of Contributions dated 17 December 2023. Consequently, no contributions were made to UKPF in 2024 or 2023 and no contributions are expected in 2025.
On 26 October 2022, the Group entered into an agreement with the Trustee to provide a temporary liquidity facility capped at £40 million for up to two years. The facility was undrawn as at 31 December 2023 and on 28 March 2024 the facility was cancelled.
As part of its risk management strategy, on 31 May 2019, the UK Trustee entered into a buy-in agreement with Pension Insurance
Corporation plc (PIC) to acquire an insurance policy with the intent of matching a specific part of UKPF’s future cash flows arising from the accrued pension liabilities of retired and deferred members and improving the security to the UKPF and its members. On 19 May
2021, the Trustee entered into an agreement with PIC to acquire a second buy-in policy which involved the transfer of £383 million of assets held by UKPF to PIC, and on 26 October 2022, a third and final buy-in policy was acquired with PIC. £198 million of assets were transferred immediately with £35 million of the premium deferred and subsequently settled in 2023.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
As a result of these transactions, approximately 92% of the assets held by UKPF (2023: 92%) are represented by the buy-in contracts, covering 100% of UKPF’s retirement liabilities (2023: 100%). On an IAS 19 basis, the subsequent fair value of the insurance policies matches the present value of the liabilities being insured. For the residual assets held by UKPF, the current allocation is broadly split as 47%
in return seeking assets and 53% in liquid assets. The return seeking portfolio is invested in illiquid assets which, in the normal course of events, will wind down naturally over time, with their value being realised as the investments mature. The Trustee reviewed the investment strategy following the completion of the third and final buy-in contract with PIC in October 2022. The residual liquid assets were transferred to a Liquidity Fund to support the ongoing and anticipated expenses of the UKPF. The strategy remains consistent with their ultimate target to further reduce UKPF's exposure to asset volatility.
In June 2023, the High Court handed down a decision in the case of Virgin Media Limited v NTL Pension Trustees II Limited and Ors.
This decision has potential but uncertain implications in the UK for the validity of certain amendments to contracted-out arrangements between 1997 and 2016 where the requisite actuarial confirmation was not obtained at the time amendments were made. A plan amendment to a contracted-out scheme without appropriate actuarial confirmation could be void. In response to this, the UKPF Trustee has undertaken limited investigation into this matter pending further developments and opinions from the Courts in early 2025. As at
31 December 2024, management have not identified any benefit uncertainties for which the potential impact would need to be considered and will continue to monitor developments during 2025 and beyond.
Other territories
Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £11 million in 2025 and £36 million per annum for the four years after that. Contributions to pension schemes in Canada, Netherlands and Switzerland in total are anticipated to be around
£6 million in 2025 and then also around £3 million per annum for the four years after that.
For schemes in the Netherlands reporting surpluses of £77 million (2023: £44 million), these surpluses have been recognised as an unconditional right to a refund assuming the gradual settlement of the pension liabilities over the life of the scheme, with any future surplus returnable to the Group at the end of the life of the scheme, and similarly for the surplus relating to schemes in Germany of £103 million
(2023: £123 million). For schemes in surplus in Canada of £34 million (2023: £33 million), the economic benefit has been calculated as a combination of the expected level of administration expenses which may be charged to the plan assets in accordance with the plan rules, which economically represents a potential surplus refund, and the value of the employer reserve account as defined in legislation, which represents a potential reduction in contributions on an ongoing basis or a surplus refund at the end of the life of the scheme.
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
On 1 October 2024, the Group concluded a transaction to transfer all of the remaining assets and liabilities of the scheme associated with the Group’s Groningen factory, which closed in 2022, allowing the Group to fully settle these obligations by transfer to an insurance company, Nationale-Nederlanden, in a buy-out arrangement. Approximately €235 million (£199 million) of plan liabilities were removed from the balance sheet.
Unfunded arrangements
The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due, including UK-based Defined Benefit and Defined
Contribution Unapproved Unfunded Retirement Benefit Schemes (DB UURBS and DC UURBS respectively). The DC UURBS credits accrued in the year are increased in line with the Company’s Weighted Average Cost of Debt and the scheme is therefore treated as a defined benefit scheme under IAS 19. For unfunded pension schemes in the U.S. and UK, 53% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 29% between 10 and 20 years, 13% between 20 and 30 years, and 5% thereafter.
For unfunded healthcare schemes in the U.S. and Canada, 71% of the liabilities reported at year-end are expected to be settled by the
Group within 10 years, 23% between 10 and 20 years, 5% between 20 and 30 years, and 1% thereafter.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total
	2024 £m	2023 £m	2024 £m	2023 £m	2024 £m	2023 £m
Present value of funded scheme liabilities	(5,560)	(6,267)	(145)	(150)	(5,705)	(6,417)
Fair value of funded scheme assets	6,472	7,172	140	145	6,612	7,317
	912	905	(5)	(5)	907	900
Unrecognised funded scheme surpluses	(56)	(40)	—	—	(56)	(40)
	856	865	(5)	(5)	851	860
Present value of unfunded scheme liabilities	(358)	(380)	(376)	(405)	(734)	(785)
	498	485	(381)	(410)	117	75

The above net asset/(liability) is recognised in the balance sheet as follows:
– retirement benefit scheme liabilities	(434)	(467)	(386)	(414)	(820)	(881)
– retirement benefit scheme assets	932	952	5	4	937	956
	498	485	(381)	(410)	117	75
The net assets of funded pension schemes by territory are as follows:

	Liabilities		Assets		Total
	2024 £m	2023 £m	2024 £m	2023 £m	2024 £m	2023 £m
– U.S.	(1,380)	(1,439)	1,843	1,890	463	451
– UK	(1,942)	(2,132)	2,109	2,315	167	183
– Germany	(695)	(741)	798	863	103	122
– Canada	(499)	(556)	534	594	35	38
– Netherlands	(465)	(736)	542	780	77	44
– Switzerland	(243)	(273)	267	295	24	22
– Rest of Group	(336)	(390)	379	435	43	45
Funded schemes	(5,560)	(6,267)	6,472	7,172	912	905
Of the Group’s unfunded pension schemes, 47% (2023: 48%) relate to arrangements in the UK and 38% (2023: 38%) relate to arrangements in the U.S., while 87% (2023: 86%) of the Group’s unfunded healthcare arrangements relate to arrangements in the U.S.
The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total
	2024 £m	2023 £m	2024 £m	2023 £m	2024 £m	2023 £m
Defined benefit schemes
Service cost
– current service cost	37	36	1	1	38	37
– past service (credit)/cost, curtailments and settlements	(18)	(7)	—	1	(18)	(6)
Net interest on the net defined benefit liability
– interest on scheme liabilities	288	315	28	32	316	347
– interest on scheme assets	(312)	(345)	(8)	(9)	(320)	(354)
– interest on unrecognised funded scheme surpluses	3	4	—	—	3	4
	(2)	3	21	25	19	28
Defined contribution schemes	96	80	—	—	96	80
Total amount recognised in the income statement (note 3)	94	83	21	25	115	108
Included in current service cost in 2024 is £11 million (2023: £10 million) of administration costs. Current service cost is stated after netting employee contributions, where applicable.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total
	2024 £m	2023 £m	2024 £m	2023 £m	2024 £m	2023 £m
Present value at 1 January	6,647	6,697	555	615	7,202	7,312
Differences on exchange	(127)	(153)	5	(34)	(122)	(187)
Current service cost	37	36	1	1	38	37
Past service (credit)/cost and settlements	(221)	(67)	—	1	(221)	(66)
Interest on scheme liabilities	288	315	28	32	316	347
Contributions by scheme members	2	2	—	—	2	2
Benefits paid	(470)	(484)	(54)	(52)	(524)	(536)
Actuarial (gains)/losses
– arising from changes in demographic assumptions	(13)	(28)	—	—	(13)	(28)
– arising from changes in financial assumptions	(239)	268	(6)	9	(245)	277
Experience losses/(gains)	14	61	(8)	(17)	6	44
Present value at 31 December	5,918	6,647	521	555	6,439	7,202
Changes in financial assumptions principally relate to discount rate movements in both years, offset by changes in inflation. Experience losses/(gains) relates to variations from previous assumptions for inflationary increases for pensions-in-payment and deferred pensions as well as adjustments for membership data. Past service (credit)/cost and settlements in the table above for 2024 includes amounts relating to the cessation of accruals for salaried employees in the U.S. and the buy-out of the Groningen liabilities in the Netherlands.
Scheme liabilities by scheme membership:

	Pension schemes		Healthcare schemes		Total
	2024 £m	2023 £m	2024 £m	2023 £m	2024 £m	2023 £m
Active members	582	656	22	23	604	679
Deferred members	756	1,025	1	1	757	1,026
Retired members	4,580	4,966	498	531	5,078	5,497
Present value at 31 December	5,918	6,647	521	555	6,439	7,202
Approximately 95% of scheme liabilities in both years relate to guaranteed benefits.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total
	2024 £m	2023 £m	2024 £m	2023 £m	2024 £m	2023 £m
Fair value of scheme assets at 1 January	7,172	7,271	145	153	7,317	7,424
Differences on exchange	(128)	(182)	2	(10)	(126)	(192)
Settlements	(203)	(60)	—	—	(203)	(60)
Interest on scheme assets	312	345	8	9	320	354
Company contributions	30	64	—	—	30	64
Contributions by scheme members	2	2	—	—	2	2
Benefits paid	(442)	(448)	(15)	(14)	(457)	(462)
Actuarial (losses)/gains	(271)	180	—	7	(271)	187
Fair value of scheme assets at 31 December	6,472	7,172	140	145	6,612	7,317
The actuarial losses and gains in both years principally relate to movements in the fair values of scheme assets including revaluations on initial recognition and subsequent remeasurement of insurance assets acquired in the buy-in transactions referred to above. Actual returns are stated net of applicable taxes and fund management fees. Settlements in the table above includes amounts relating to the buy-out of the Groningen liabilities in the Netherlands in 2024.
Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

	Pension schemes		Healthcare schemes		Total
	2024 £m	2023 £m	2024 £m	2023 £m	2024 £m	2023 £m
Equities ‒ listed	336	629	5	5	341	634
Equities ‒ unlisted	688	675	—	49	688	724
Bonds ‒ listed	1,180	1,139	25	17	1,205	1,156
Bonds ‒ unlisted	777	803	98	58	875	861
Buy-in insurance policies	2,345	2,585	—	—	2,345	2,585
Other assets ‒ listed	509	556	2	8	511	564
Other assets ‒ unlisted	637	785	10	8	647	793
Fair value of scheme assets at 31 December	6,472	7,172	140	145	6,612	7,317
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
In the U.S. pension plan assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches. Allowable investment types include public equity, fixed income, real assets, private equity and hedge funds. The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.
As noted above, the UKPF Trustee has acquired insurance policies that operate as a UK Fund investment asset in a buy-in transaction.
The residual assets of this fund of £169 million (2023: £184 million) now predominantly consist of cash and a proportion of illiquid investments, such as private equity and infrastructure investments.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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

	Pension schemes			Healthcare schemes			Total
	2024 £m	2023 £m	2022 £m	2024 £m	2023 £m	2022 £m	2024 £m	2023 £m	2022 £m
Unrecognised funded scheme surpluses at 1 January	(40)	(60)	(16)	—	—	—	(40)	(60)	(16)
Differences on exchange	1	—	(4)	—	—	—	1	—	(4)
Interest on unrecognised funded scheme surpluses	(3)	(4)	(1)	—	—	—	(3)	(4)	(1)
Movement in year (note 22)	(14)	24	(39)	—	—	—	(14)	24	(39)
Unrecognised funded scheme surpluses at 31 December	(56)	(40)	(60)	—	—	—	(56)	(40)	(60)
The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following territories are shown below.
In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date.

						2024						2023
	U.S.	UK	Germany	Canada	Netherlands	Switzerland	U.S.	UK	Germany	Canada	Netherlands	Switzerland
Rate of increase in salaries (%)	3.3	Nil	2.8	2.5	2.0	2.0	3.3	Nil	2.5	2.5	1.4	2.0
Rate of increase in pensions in payment (%)	2.4	3.2	2.2	Nil	2.1	Nil	2.4	3.1	2.3	Nil	2.5	Nil
Rate of increase in deferred pensions (%)	0.1	2.8	2.2	Nil	2.1	—	0.1	2.5	2.3	Nil	2.5	—
Discount rate (%)	5.6	5.5	3.5	4.6	3.5	0.9	5.2	4.8	3.5	4.6	3.3	1.4
General inflation (%)	2.5	3.2	2.2	2.0	2.0	1.1	2.5	3.1	2.5	2.0	2.0	1.4

						2024						2023
	U.S.	UK	Germany	Canada	Netherlands	Switzerland	U.S.	UK	Germany	Canada	Netherlands	Switzerland
Weighted average duration of liabilities (years)	9.6	11.4	10.6	9.0	13.6	10.9	10.2	12.2	10.6	9.0	15.0	10.8

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

For healthcare inflation in the U.S., the assumption is 7.0% for 2024 (2023: 7.5%) and in Canada, the assumption is 5.0% for both years.
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

UK
S3NA (YOB) with the CMI (2023) improvement model (smoothing parameter of 7) and 15% weighting to the 2022 and
2023 data with a 1.25% long-term improvement rate applied from 2020 onwards (2023: S3NA (YOB) with the CMI (2022)
improvement model (smoothing parameter of 7) and 25% weighting to the 2022 data with a 1.25% long-term improvement rate)

Germany	RT Heubeck 2018 G (both years)
Canada	CPM-2014 Private Table (both years)
Netherlands	AG Prognosetafel 2024 (2023: AG Prognosetafel 2022)
Switzerland	LPP/BVG 2020 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate (both years)

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	U.S.		UK		Germany		Canada		Netherlands		Switzerland
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
31 December 2024
Member age 65 (current life expectancy)	22.2	23.7	22.6	24.1	20.8	24.2	22.1	24.5	21.0	24.7	22.1	23.9
Member age 45 (life expectancy at age 65)	22.3	24.2	24.1	26.1	22.5	26.4	23.1	25.4	23.2	26.5	24.1	25.8
31 December 2023
Member age 65 (current life expectancy)	22.1	23.6	22.6	24.1	20.6	24.0	22.1	24.4	21.0	24.4	22.0	23.8
Member age 45 (life expectancy at age 65)	22.2	24.1	24.1	26.1	23.0	26.8	23.1	25.4	23.2	26.3	24.0	25.7
For the remaining territories, typical assumptions are that real salary increases will be from 0% to 9.8% (2023: 0% to 11.7%) per annum and discount rates will be from 0% to 8.7% (2023: 0% to 7.0%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation. Assumptions of life expectancy are in line with best practice in each territory. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.
The valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2024 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases and pension increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	percentage increase £m	percentage decrease £m
Average life expectancy – increase/(decrease) of scheme liabilities	113	(113)
Rate of inflation (+/- 25bps) – increase/(decrease) of scheme liabilities			82	(79)
Discount rate (+/- 50bps) – (decrease)/increase of scheme liabilities			(258)	280
A one percent increase in healthcare inflation would increase healthcare scheme liabilities by £18 million, and a one percent decrease would decrease liabilities by £16 million. The income statement effect of this change in assumption is not material.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
16 Deferred tax
Net deferred tax (liabilities)/assets comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m
1 January 2024	32	(21)	373	(221)	39	(12,486)	1,003	(11,281)
Differences on exchange	(5)	3	(1)	3	(1)	(227)	(4)	(232)
(Charged)/credited to the income statement	(24)	42	6	21	(21)	517	1,635	2,176
Credited/(charged) relating to changes in tax rates	4	2	—	—	—	268	(25)	249
Credited/(charged) to other comprehensive income	—	—	—	—	5	—	(23)	(18)
31 December 2024	7	26	378	(197)	22	(11,928)	2,586	(9,106)
1 January 2023	30	(115)	210	(229)	38	(18,773)	1,093	(17,746)
Differences on exchange	2	26	1	12	1	798	(78)	762
Credited/(charged) to the income statement	(1)	72	153	(4)	(35)	5,384	8	5,577
(Charged)/credited relating to changes in tax rates	—	—	9	—	—	105	(8)	106
Charged to other comprehensive income	—	—	—	—	35	—	(23)	12
Net reclassifications as held-for-sale	1	(4)	—	—	—	—	11	8
31 December 2023	32	(21)	373	(221)	39	(12,486)	1,003	(11,281)
The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £2,573 million and deferred tax liability of £11,679 million (2023: deferred tax asset of £911 million and deferred tax liability of £12,192 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.
The movement in other temporary differences during 2024 primarily relates to the recognition of a deferred tax asset in relation to the
Proposed Plans in Canada, described further in notes 24 and 31.
The Group net deferred tax liability of £9,106 million includes a net deferred tax asset of £551 million (2023: £493 million) in relation to UK
Group companies, which relates mainly to tax losses (£394 million; 2023: £363 million) and the excess of capital allowances over depreciation (£215 million; 2023: £196 million). The tax losses are expected to be utilised in future periods as a result of increased profitability in UK Group companies which is expected to follow from improved efficiency in the delivery of business activities. Based on current forecasts UK group companies are expected to generate taxable profits from 2026, from which time it is expected that the tax losses will start to reduce. The losses are forecast to be fully utilised within 6 years thereafter, accounting for a 10% increase or decrease in the total profits of UK group companies.
The Group has applied the mandatory exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in accordance with IAS12 Income Taxes.
At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £365 million (2023:
£360 million) which have no expiry date and unused tax losses of £201 million (2023: £285 million) which will expire within the next 20 years.
In 2024 and 2023 the Group has not recognised any deferred tax asset in respect of deductible temporary differences which have no expiry date and has not recognised any deferred tax asset (2023: £25 million) in respect of deductible temporary differences which will expire within the next 10 years.
At the balance sheet date, the Group has unused tax credits of £80 million (2023: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.
At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax and for which no withholding tax liability has been recognised was £1.2 billion (2023: £1.1 billion).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

17 Trade and other receivables

	2024 £m	2023 £m
Trade receivables	2,855	2,887
Loans and other receivables	689	663
Prepayments and accrued income	342	392
	3,886	3,942
Current	3,604	3,621
Non-current	282	321
	3,886	3,942
Trade receivables
The majority of receivables are held in order to collect contractual cash flows, in accordance with the Group’s business model for managing financial assets, and hence are measured at amortised cost. In certain countries, however, the Group has entered into factoring arrangements and periodically sells certain trade receivables to banks and other financial institutions, without recourse, for cash. These trade receivables have been derecognised from the balance sheet to reflect the transfer by the Group of substantially all of the risks and rewards of the receivables, including credit risk. Consequently, the cash inflows have been recognised within operating cash flows. Typically in these arrangements, the Group also acts as a collection agent for the bank. At 31 December 2024, the value of trade receivables derecognised through the factoring arrangements where the Group acts as a collection agent was £535 million
(2023: £545 million) and where the Group does not act as a collection agent was £7 million (2023: £16 million). Included in trade receivables above is £213 million (2023: £189 million) of trade debtor balances which were available for factoring under these arrangements. In addition, the Group participates in certain supply chain finance programmes utilised by our customers allowing us to receive payment for invoices earlier than the agreed due date at a discounted value. At 31 December 2024, the value of trade receivables derecognised through these arrangements was £172 million (2023: £141 million).
A number of Group companies have entered into arrangements with certain customers. Under these agreements the Group enters into an agreement with a financial institution and/or a customer. The agreement allows the customer to obtain finance from the financial institution in order to pay invoices due to the Group. The customer repays the financial institution based on an agreed maturity date independently agreed between the customer and financial institution. Under these agreements there is normally no recourse to the Group in the event of credit default by customers. However, the Group is subject to various performance obligations under the arrangement including notifying the financial institution of credit default or of changes to, or termination of, the customer supply agreement. The amount derecognised from trade receivables at 31 December 2024 in relation to these arrangements is £20 million. The cash flows have been recognised within operating cash flows.
The Group also participates in agreements with customers where the Group can request early payment of invoices at a discount.
The discount is recognised as a deduction against revenue. At 31 December, £82 million was received in advance of the invoice due date
(2023: £67 million).
Loans and other receivables
Included in loans and other receivables are £113 million of litigation related deposits (2023: £131 million). Management has determined that these payments represent a resource controlled by the entity, as a result of past events and from which future economic benefits are expected to flow to the entity either by being recoverable on conclusion of ongoing appeal processes or by reducing amounts potentially payable should the appeal process fail. These deposits are held at the fair value of consideration transferred and are offset against provisions, if applicable, only once funds have transferred out from the deposit account. The effect of discounting would be immaterial.
Loans and other receivables include £57 million (2023: £56 million) as a current receivable in relation to outstanding proceeds from the sale of the Group’s Iranian subsidiary in 2021. Given the ongoing political situation, heightened sanctions and other uncertainties coupled with the passage of time the receivable has been outstanding, the Group recognised an expected credit loss of £28 million at
31 December 2023.
Also included in loans and other receivables are deposits that do not meet the definition of cash and cash equivalents as well as loans provided to farmers. The cash flows arising from these transactions are included in investing activities and have been reconciled, in note 18, to the cash flow statement.
Prepayments and accrued income
Prepayments and accrued income include £16 million (2023: £17 million) of accrued income primarily in relation to rebates and royalties.
Other disclosures
Amounts receivable from related parties including associated undertakings are shown in note 30.
Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2024 £m	2023 £m
Trade receivables – gross	2,900	2,957
Trade receivables – allowance	(45)	(70)
Loans and other receivables – gross	717	691
Loans and other receivables – allowance	(28)	(28)
Prepayments and accrued income	342	392
Net trade and other receivables per balance sheet	3,886	3,942

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
The movements in the allowance account are as follows:

			2024			2023
	Trade receivables £m	Loans and other receivables £m	Total £m	Trade receivables £m	Loans and other receivables £m	Total £m
1 January	70	28	98	51	—	51
Differences on exchange	(3)	—	(3)	2	—	2
Provided in the year	8	—	8	33	28	61
Released	(30)	—	(30)	(16)	—	(16)
31 December	45	28	73	70	28	98
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
Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 3.3% (2023: 3.3%), Euro: 5.5% (2023: 6.6%) and other currencies: 1.8% (2023: 1.4%).
There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.
18 Investments held at fair value

			2024			2023
	Fair value through P&L £m	Fair value through OCI £m	Total £m	Fair value through P&L £m	Fair value through OCI £m	Total £m
1 January	652	67	719	640	60	700
Difference on exchange	(40)	—	(40)	(52)	(1)	(53)
Additions	210	4	214	405	11	416
Disposals	(288)	—	(288)	(372)	—	(372)
Provisions	—	—	—	4	—	4
Reclassifications	—	—	—	(3)	3	—
Other fair value movements	60	(6)	54	30	(6)	24
31 December	594	65	659	652	67	719
Current	513	—	513	601	—	601
Non-current	81	65	146	51	67	118
	594	65	659	652	67	719
The Group’s investments principally consist of non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents, as well as investments made by the Group’s corporate venture capital unit, Btomorrow Ventures, and other
Group companies.
Btomorrow Ventures has completed 28 investments since its launch in 2020, and continues to invest in innovative, consumer-led brands, new sciences and technologies, and sustainability to support the Group’s transformational strategy for A Better Tomorrow™.
Throughout 2024, BTV has continued to support its portfolio of companies with a number of follow-on investment rounds, and new investments including a U.S.-based adaptogens and nootropics beverage company, Hop Wtr Inc., and a German AI-powered sustainable packaging company, one.five. During 2023, BTV invested into a UK-based bioplastics company, FlexSea, a U.S.-based organ-on-a-chip technology company, Hesperos Inc. and into the Brazilian supplements company, Mais Mu.
The majority of investments held at fair value through other comprehensive income (OCI) relate to equity investments in various businesses which are held for their strategic value.
Investments held at fair value through profit and loss principally consist of government securities, indexed deposits, treasury bills or other treasury products with maturities of more than three months which, if held for less than 12 months, form part of the Group’s definition of net debt. Investments held at fair value through profit and loss also include the Group’s investment in Charlotte’s Web (see note 14)
and other strategic investments which do not meet the definition of equity investments.
Investments held at fair value through profit and loss above include restricted amounts of £437 million (2023: £446 million) due to investments held by subsidiaries in CCAA protection (note 32), as well as £60 million (2023: £89 million) subject to potential exchange control restrictions.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

As part of the sale and leaseback transaction in Nigeria, referred to in note 5(a), the Group obtained a 40% interest in Rising Sun Partners LP, a property management company as part of the consideration receivable. As a general partner, the Group has no voting rights or influence over the entity and has classified the interest as an investment at fair value through profit and loss. The fair value of the investment has been derived as a share of the market value of the property owned and managed by Rising Sun Partners LP. The value of the investment as at 31 December
2024 is £10 million and as it is a non-cash addition it has been excluded from the cash flow reconciliation below.
In 2021, as part of the disposal of the Group’s operations in Iran, a provision of £24 million against non-current investments held at fair value was charged to net finance costs as recoverability of these funds was not certain. During 2022, £17 million was recovered with the remaining funds recovered during 2023.
Investments held at fair value are predominantly denominated in the functional currencies of subsidiary undertakings with less than
7% in other currencies (2023: less than 6% in other currencies). There is no material difference between the investments held at fair value and their gross contractual values.
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
Included in the values in the table above are £212 million (2023: £192 million) of level 3 assets. Movements in these assets in 2024 included
£128 million (2023: £123 million) of additions, £114 million (2023: £90 million) of disposals and £6 million of net fair value gain (2023:
£27 million net fair value loss).
Below is a reconciliation of the fair value investments cash flows to the cash flow statement – investing activities:

	2024 £m	2023 £m
Cash outflow from investments held at fair value	204	416
Cash outflow from loans and other receivables	12	32
Cash outflows from investments per cash flow statement	216	448
Cash inflow from investments held at fair value	(288)	(372)
Cash inflow from loans and other receivables	(11)	(33)
Cash inflows from investments per cash flow statement	(299)	(405)

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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

		2024		2023
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
–interest rate swaps	11	270	10	187
– cross-currency swaps	19	—	18	—
Cash flow hedges
– cross-currency swaps	81	16	97	13
– forward foreign currency contracts	71	33	48	55
Net investment hedges
– forward foreign currency contracts	35	67	81	9
Held-for-trading*
– forward foreign currency contracts	79	31	36	131
Embedded derivative relating to associates (note 14)	—	7	—	—
Total	296	424	290	395
Current	186	156	181	189
Non-current	110	268	109	206
	296	424	290	395
Derivatives
– in respect of net debt**	184	297	147	317
– other	112	127	143	78
	296	424	290	395
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
**Derivatives in respect of net debt are in a net liability position of £113 million as at 31 December 2024 (2023: net liability position of £170 million). The Group’s net debt is presented in note 23.
For cash flow hedges, the timing of expected cash flows is as follows: assets of £152 million (2023: £144 million) of which £65 million
(2023: £46 million) is expected within one year and £nil million (2023: £ nil million) beyond five years and liabilities of £49 million
(2023: £68 million) of which £48 million (2023: £52 million) is expected within one year and £nil million (2023: £nil million) beyond five years.
The Group’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings and are reflected in the currency table in note 23. Interest rate swaps have been used to manage the interest rate profile of external borrowings and are reflected in the re-pricing table in note 23.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

The table below sets out the maturities of the Group’s derivative financial instruments (excluding the embedded derivative relating to associates) on an undiscounted contractual basis, based on spot rates.
The maturity dates of gross-settled derivative financial instruments are as follows:

				2024				2023
	Assets		Liabilities		Assets		Liabilities
	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m
Within one year
–forward foreign currency contracts	9,748	(9,556)	6,952	(7,075)	8,163	(8,006)	10,354	(10,549)
– interest rate swaps	—	(9)	117	(224)	—	—	124	(256)
– cross-currency swaps	34	(40)	306	(323)	34	(42)	6	(10)
Between one and two years
–forward foreign currency contracts	377	(365)	199	(202)	171	(168)	182	(186)
– interest rate swaps	18	(14)	231	(316)	—	—	77	(151)
– cross-currency swaps	34	(38)	—	—	34	(35)	306	(316)
Between two and three years
– interest rate swaps	19	(15)	229	(249)	—	—	77	(124)
– cross-currency swaps	594	(492)	—	—	34	(33)	—	—
Between three and four years
– interest rate swaps	19	(16)	196	(218)	—	—	39	(31)
– cross-currency swaps	27	(25)	—	—	618	(488)	—	—
Between four and five years
– interest rate swaps	19	(17)	196	(218)	—	—	—	—
– cross-currency swaps	473	(454)	—	—	26	(21)	—	—
Beyond five years
– interest rate swaps	279	—	1,217	(685)
– cross-currency swaps	—	—	—	—	458	(453)	—	—
	11,641	(11,041)	9,643	(9,510)	9,538	(9,246)	11,165	(11,623)
Group's net-settled derivative financial instruments are all due within one year with assets inflow of £1 million (2023: £10 million inflow)
and liabilities outflow of £8 million (2023: £5 million outflow).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
The items designated as hedging instruments are as follows:

		2024		2023
	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m
Interest rate risk exposure:
Fair value hedges
– interest rate swaps	6,509	(58)	2,798	79
– cross-currency swaps	459	(2)	451	13
Cash flow hedges
– cross-currency swaps	833	18	859	(26)
Foreign currency risk exposure:
Cash flow hedges
– forward foreign currency contracts	3,023	39	2,807	(6)
Net investment hedges (derivative related)
– forward foreign currency contracts	4,569	(33)	4,329	69
Net investment hedges (non-derivative related)
– debt (carrying value) in borrowings designated as net investment hedges of net assets	363	17	380	9
20 Inventories

	2024 £m	2023 £m
Raw materials and consumables	2,056	2,198
Finished goods and work in progress	2,434	2,584
Goods purchased for resale	126	156
	4,616	4,938
Write-offs taken to other operating expenses in the Group income statement were £134 million (2023: £250 million; 2022: £250 million).
As mentioned in note 33, in 2023, includes a write-off of stock of leaf following an extreme weather event. Goods purchased for resale include Group brands produced under third-party contract manufacturing arrangements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

21 Cash and cash equivalents

	2024 £m	2023 £m
Cash and bank balances	3,428	3,247
Cash equivalents	1,869	1,412
	5,297	4,659
The carrying value of cash and cash equivalents approximates their fair value.
Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2024 £m	2023 £m
Functional currency	4,392	4,147
US dollar	651	373
Euro	115	81
Other currencies	139	58
	5,297	4,659
In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2024 £m	2023 £m
Cash and cash equivalents as above	5,297	4,659
Less overdrafts and accrued interest	(193)	(142)
Net cash and cash equivalents	5,104	4,517
Cash and cash equivalents also include £49 million (2023: £38 million) of cash that is held as a hedging instrument.
Accrued interest of £55 million (2023: £39 million) is primarily due to high cash and cash equivalent balances in certain markets, including the UK, where in 2024 the excess cash was driven by the sale of 12% of the Group's equity stake in its associate ITC. In 2023, Brazil accumulated cash was temporarily higher than normal due to the recognition of tax credits being offset against tax liabilities payable.
Restricted cash
Cash and cash equivalents include restricted amounts of £2,072 million (2023: £1,904 million) due to subsidiaries in CCAA protection
(note 32 and note 24), as well as £339 million (2023: £392 million) principally due to exchange control restrictions.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
22 Capital and reserves
(a) Share capital

	Ordinary shares of 25p each Number of shares	£m
Allotted and fully paid
1 January 2024	2,456,941,909	614
Changes during the year
– share option schemes	275,824	—
– shares bought back and cancelled	(27,392,429)	(7)
– treasury shares cancelled	(87,000,000)	(22)
31 December 2024	2,342,825,304	585
Allotted and fully paid
1 January 2023	2,456,867,420	614
Changes during the year
– share option schemes	74,489	—
31 December 2023	2,456,941,909	614
Allotted and fully paid
1 January 2022	2,456,617,788	614
Changes during the year
– share option schemes	249,632	—
31 December 2022	2,456,867,420	614
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
vote for every share held by the shareholder. The Company’s Annual General Meeting voting is undertaken by way of a poll.
All rights attached to the Company’s shares held by the Group as treasury shares are suspended until those shares are reissued.
(b) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m
31 December 2024	121	130	26,414	26,665
31 December 2023	115	101	26,414	26,630
31 December 2022	113	101	26,414	26,628
Share premium account
The share premium account includes the difference between the value of shares issued and their nominal value. The share premium increase includes £6 million (2023: £2 million; 2022: £5 million) in respect of ordinary shares issued under the Company’s share option schemes. In 2022, the £1 million increase in share premium is related to shares repurchased and not cancelled that have been transferred from the Company to other Group undertakings, to be granted to certain employees on vesting of awards, and represents the excess of transfer price of the share over the original weighted average cost of shares.
Capital redemption account
On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity. During 2024, 87 million shares purchased under previous share buy-back programmes were cancelled.
Merger reserve account
The merger reserve comprises:
a.In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group and the difference between the fair value of shares issued and their nominal value of £3,748 million was credited to merger reserves; and
b.On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group.
Shares were issued for the acquisition and the difference between the fair value of shares issued and their nominal value of
£22,666 million was credited to merger reserves.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

(c) Equity attributed to owners of the parent − movements in other reserves and retained earnings (which are after deducting treasury shares) comprise:

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2024	(1,470)	(194)	18	179	573	(894)	(7,096)	31,627
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	3,068
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	(193)	—	—	—	—	(193)	—	—
– reclassified and reported in profit for the year	—	—	—	—	—	—	—	—
– net investment hedges − net fair value gains on derivatives	20	—	—	—	—	20	—	—
–net investment hedges − differences on exchange on borrowings	17	—	—	—	—	17	—	—
Cash flow hedges
– net fair value gains	—	65	—	—	—	65	—	—
– reclassified and reported in profit for the year	—	36	—	—	—	36	—	—
–tax on net fair value gains in respect of cash flow hedges (note 10(f))	—	(23)	—	—	—	(23)	—	—
Investments held at fair value
– net fair value losses	—	—	(6)	—	—	(6)	—	—
Associates
− share of OCI, net of tax (note 9)	(32)	19	—	—	—	(13)	—	—
− differences on exchange reclassified to profit or loss (note 9)	43	—	—	—	—	43	—	—
Retirement benefit schemes
– net actuarial losses (note 15)	—	—	—	—	—	—	—	(19)
– surplus recognition (note 15)	—	—	—	—	—	—	—	(14)
–tax on actuarial losses in respect of subsidiaries (note 10(f))	—	—	—	—	—	—	—	(1)
Associates − share of OCI, net of tax (note 9)	—	—	33	—	—	33	—	—
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	13	—	—	—	13	—	—
Employee share options
– value of employee services	—	—	—	—	—	—	—	70
– treasury shares used for share option schemes	—	—	—	—	—	—	8	(8)
Dividends and other appropriations
– ordinary shares	—	—	—	—	—	—	—	(5,209)
Purchase of own shares
– held in employee share ownership trusts	—	—	—	—	—	—	(94)	—
– share buy-back programme	—	—	—	—	—	—	—	(698)
Treasury shares cancelled	—	—	—	—	—	—	2,685	(2,685)
Perpetual hybrid bonds
– coupons paid	—	—	—	—	—	—	—	(56)
– tax on coupons paid	—	—	—	—	—	—	—	14
Other movements	—	—	—	—	—	—	89	(71)
31 December 2024	(1,615)	(84)	45	179	573	(902)	(4,408)	26,018

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2023	2,200	(327)	30	179	573	2,655	(7,116)	51,197
Comprehensive income and expense
Loss for the year	—	—	—	—	—	—	—	(14,367)
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	(4,007)	—	—	—	—	(4,007)	—	—
– reclassified and reported in profit for the year	552	—	—	—	—	552	—	—
–net investment hedges – net fair value gains on derivatives	236	—	—	—	—	236	—	—
–net investment hedges – differences on exchange on borrowings	9	—	—	—	—	9	—	—
Cash flow hedges
– net fair value gains	—	59	—	—	—	59	—	—
– reclassified and reported in profit for the year	—	12	—	—	—	12	—	—
–tax on net fair value gains in respect of cash flow hedges (note 10(f))	—	(23)	—	—	—	(23)	—	—
Investments held at fair value
– net fair value losses	—	—	(6)	—	—	(6)	—	—
Associates – share of OCI, net of tax (note 9)	(165)	58	—	—	—	(107)	—	—
Retirement benefit schemes
– net actuarial losses (note 15)	—	—	—	—	—	—	—	(106)
– surplus recognition (note 15)	—	—	—	—	—	—	—	24
–tax on actuarial gains in respect of subsidiaries (note 10(f))	—	—	—	—	—	—	—	30
Associates − share of OCI, net of tax (note 9)	—	—	(6)	—	—	(6)	—	1
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	27	—	—	—	27	—	—
Employee share options
– value of employee services	—	—	—	—	—	—	—	71
– treasury shares used for share option schemes	—	—	—	—	—	—	14	(14)
Dividends and other appropriations
– ordinary shares	—	—	—	—	—	—	—	(5,071)
Purchase of own shares
– held in employee share ownership trusts	—	—	—	—	—	—	(110)	—
Perpetual hybrid bonds
– coupons paid	—	—	—	—	—	—	—	(58)
– tax on coupons paid	—	—	—	—	—	—	—	14
Reclassification of equity in respect of assets classified as held-for-sale	(295)	—	—	—	—	(295)	—	—
Other movements	—	—	—	—	—	—	116	(94)
31 December 2023	(1,470)	(194)	18	179	573	(894)	(7,096)	31,627

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2022	(6,427)	(363)	6	179	573	(6,032)	(5,122)	49,334
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	6,666
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	8,920	—	—	—	—	8,920	—	—
– reclassified and reported in profit for the year	5	—	—	—	—	5	—	—
–net investment hedges – net fair value loss on derivatives	(578)	—	—	—	—	(578)	—	—
–net investment hedges – differences on exchange on borrowings	(21)	—	—	—	—	(21)	—	—
Cash flow hedges
– net fair value gains	—	81	—	—	—	81	—	—
– reclassified and reported in profit for the year	—	101	—	—	—	101	—	—
–tax on net fair value gains in respect of cash flow hedges (note 10(f))	—	(17)	—	—	—	(17)	—	—
Investments held at fair value
– net fair value gains	—	—	6	—	—	6	—	—
Associates – share of OCI, net of tax (note 9)	6	—	—	—	—	6	—	—
Retirement benefit schemes
– net actuarial gains (note 15)	—	—	—	—	—	—	—	316
– surplus recognition (note 15)	—	—	—	—	—	—	—	(39)
–tax on actuarial gains in respect of subsidiaries (note 10(f))	—	—	—	—	—	—	—	(95)
Associates - share of OCI, net of tax (note 9)	—	—	18	—	—	18	—	1
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	(129)	—	—	—	(129)	—	—
Employee share options
–value of employee services	—	—	—	—	—	—	—	81
–treasury shares used for share option schemes	—	—	—	—	—	—	14	(15)
Dividends and other appropriations
–ordinary shares	—	—	—	—	—	—	—	(4,915)
Purchase of own shares
–held in employee share ownership trusts	—	—	—	—	—	—	(80)	—
– share buy-back programme	—	—	—	—	—	—	(2,012)	—
Perpetual hybrid bonds
– coupons paid	—	—	—	—	—	—	—	(59)
– tax on coupons paid	—	—	—	—	—	—	—	11
Non-controlling interests − acquisitions (note 27(c))	—	—	—	—	—	—	—	(1)
Reclassification of equity in respect of assets classified as held-for-sale	295	—	—	—	—	295	—	—
Other movements	—	—	—	—	—	—	84	(88)
31 December 2022	2,200	(327)	30	179	573	2,655	(7,116)	51,197

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
(i) Translation reserve:
The translation reserve is explained in the accounting policy on foreign currencies in note 1.
In 2024, included within the differences on exchange from translation of foreign operations and associates is £43 million (2023: £552 million; 2022: £5 million) which has been reclassified from reserves to the income statement and recognised in other operating expenses as an adjusting item. This relates to the Group's divestment of 12% of its equity stake in ITC. In 2023, this amount included £554 million in respect of the sale of the Russian and Belarusian subsidiaries and a loss of £2 million in respect of the move to above market business models and Quantum-related initiatives. In 2022, £4 million was in respect of the exit from Egypt and £2 million from other Quantum-
related initiatives involving market exits. Also, in 2022, as a result of the exit from Yemen, the Group reclassified to the income statement the foreign exchange previously recognised in associates other comprehensive income. This resulted in a credit of ££1 million to the income statement.
(ii) Hedging reserve:
The hedging reserve is explained in the accounting policy on financial instruments in note 1.
Of the amounts reclassified from the hedging reserve and reported in profit for the year, a loss of £33 million (2023: £51 million loss;
2022: £16 million loss) and a gain of £6 million (2023: £4 million loss; 2022: £2 million loss) were reported within revenue and raw materials and consumables, respectively, together with a loss of £6 million (2023: £17 million loss; 2022: £46 million gain) reported in other operating expenses, and a gain of £69 million (2023: £84 million gain; 2022: £73 million gain) reported within net finance costs.
The Group hedges certain foreign currency denominated borrowings with cross-currency interest rate swaps. As permitted by IFRS 9
Financial Instruments, the foreign currency basis spreads have been separated from the hedging instrument and are recognised in reserves as a ‘cost of hedging’ and are reclassified to the income statement in the same period in which profit and loss is affected by the hedged expected cash flows as a component of the associated interest expense. The basis spreads are included within hedging reserves as they are not material. Included within the balance of hedging reserves at 31 December 2024 is an accumulated loss of £2 million
(2023: £6 million loss; 2022: £5 million gain) in respect of the cost of hedging.
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
(vi) Treasury shares:
Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,114 million
(2023: £6,807 million; 2022: £6,821 million) for shares repurchased and not cancelled and £294 million (2023: £289 million; 2022: £295 million) in respect of the cost of own shares held in employee share ownership trusts.
On 18 March 2024, the Group announced a proposed programme to buy-back shares using the proceeds from the sale of shares in ITC
Limited, refer to note 27(b)(i). The programme will buy-back £1.6 billion of ordinary shares starting with £700 million in 2024 and with the remaining £900 million in 2025. The purpose of this programme is to reduce the issued share capital of the Company and the shares purchased in 2024 were cancelled on purchase. In respect of the share buy-back programme announced in 2024, during the year the
Group bought back and cancelled 27,392,429 shares, for a total consideration of £698 million inclusive of transaction costs of £3 million that have been deducted from equity. Additionally, in 2024, 87 million shares held in the Company’s treasury share account previously purchased under prior year share buy-back programmes were cancelled.
The previous share buy-back programme was in 2022 where the Board approved on 10 February 2022 the proposed buy-back of
£2 billion shares. In respect of the share buy-back programme announced in 2022, during 2022 the Group bought back 59,541,862 shares and incurred transaction costs of £10 million that have been deducted from equity.
As at 31 December 2024, treasury shares include 7,113,821 (2023: 5,951,979; 2022: 5,920,638) shares held in trust and 133,266,206 (2023:
220,533,855; 2022: 221,000,192) shares repurchased and not cancelled as part of the Company’s share buy-back programme. From
March 2020, the Company has utilised shares acquired in the share buy-back programme to satisfy shared-based payment awards made to certain employees.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

(d) Perpetual hybrid bonds
On 27 September 2021, the Group issued two €1 billion perpetual hybrid bonds amounting to £1,703 million, which have been classified as equity. Issuance costs of these bonds, amounting to €26 million (£22 million), have been recognised within equity, net of £4 million of tax on issuance costs.
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
During the year, the Group did not defer any eligible coupon payments and paid a coupon of £31 million in September 2024
(September 2023: £33 million) on the 3.75% September 2029 bond and £25 million in December 2024 (December 2023: £26 million)
on the 3% December 2026 bond which has been recognised within equity.
Differences between the coupon recognised in the capital and reserves statement and the coupon paid on perpetual hybrid bonds in the cash flow statement are due to foreign exchange arising on short timing differences between recognition and settlement.
The fair value of these bonds at 31 December 2024 is £1,211 million (2023: £1,512 million).
(e) Non-controlling interests
Movements in non-controlling interests primarily relate to profit for the year and dividends (reported as a movement in retained earnings) and differences on exchange arising from the translation into sterling (reported as a movement in other reserves). Information on subsidiaries with material non-controlling interests is provided in note 32.
(f) Dividends and other appropriations
The interim quarterly dividend payment for the year ended 31 December 2023 of 235.52p per ordinary share (31 December 2022: 230.88p per ordinary share) was payable in four equal instalments: amounts payable in May 2024 of £1,316 million (May 2023: £1,282 million),
August 2024 of £1,303 million (August 2023: £1,284 million), November 2024 of £1,302 million (November 2023: £1,293 million) and £1,296 million in February 2025 (February 2024: £1,287 million), respectively. The total dividends recognised as an appropriation from reserves in
2024 was £5,209 million (2023: £5,071 million; 2022: £4,915 million).
The Board has declared an interim dividend of 240.24p per ordinary share of 25p, for the year ended 31 December 2024, payable in four equal quarterly instalments of 60.06p per ordinary share in May 2025, August 2025, November 2025 and February 2026.
These payments will be recognised as appropriations from reserves in 2025 and 2026. The total amount payable is estimated to be £5,308 million based on the number of shares outstanding at the date of these accounts.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
23 Borrowings

	Currency	Maturity dates	Interest rates	2024 £m	2023 £m
Eurobonds	Euro	2025 to 2045	1.3% to 5.4%	5,236	5,569
	UK sterling	2025 to 2055	2.1% to 6.0%	2,291	3,097
	Swiss franc	2026	1.4%	221	234
Bonds issued pursuant to Rules under the U.S. Securities Act (as amended)	US dollar	2025 to 2053	1.7% to 8.1%	28,268	29,913
Bonds and notes				36,016	38,813

Commercial paper				—	—
Other loans				—	100
Bank loans				211	216
Bank overdrafts				138	103
Lease liabilities				585	498
				36,950	39,730
Perpetual hybrid bonds issued by the Group have been classified as equity (note 22(d)) and are therefore excluded from borrowings.
Other loans comprise £nil million (2023: £100 million) relating to a bilateral facility. Commercial paper is issued at competitive rates to meet short-term borrowing requirements as and when needed.
Current borrowings per the balance sheet include interest payable of £565 million at 31 December 2024 (2023: £573 million). Included within borrowings are £8,750 million (2023: £5,935 million) of borrowings subject to fair value hedges where their amortised cost has been decreased by £215 million (2023: £110 million decrease).
The fair value of borrowings is estimated to be £34,596 million (2023: £36,000 million) of which £33,663 million (2023: £35,083 million)
has been calculated using quoted market prices and is within level 1 of the fair value hierarchy and £933 million (2023: £917 million)
has been calculated based on discounted cash flow analysis and is within level 3 of the fair value hierarchy.
Amounts secured on Group assets including property, plant and equipment, inventory and receivables as at 31 December 2024 are
£nil million (2023: £nil million). The majority of lease liabilities are secured against the associated assets.
Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2024 £m	2023 £m	2024 £m	2023 £m
Within one year	4,312	4,324	5,276	5,359
Between one and two years	2,644	3,319	4,084	4,784
Between two and three years	3,012	2,558	4,522	3,920
Between three and four years	3,435	2,947	4,695	4,393
Between four and five years	1,725	3,410	2,899	4,600
Beyond five years	21,822	23,172	32,232	35,163
	36,950	39,730	53,708	58,219
The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	US dollar £m	UK sterling £m	Euro £m	Other currencies £m	Total £m
31 December 2024
Total borrowings	28,830	3,754	302	3,800	264	36,950
Effect of derivative financial instruments
– cross-currency swaps	609	(148)	—	(533)	—	(72)
– forward foreign currency contracts	68	(901)	—	435	395	(3)
	29,507	2,705	302	3,702	659	36,875
31 December 2023
Total borrowings	32,215	3,656	302	3,301	256	39,730
Effect of derivative financial instruments
– cross-currency swaps	1,214	(451)	(300)	(559)	—	(96)
– forward foreign currency contracts	(57)	(892)	—	537	414	2
	33,372	2,313	2	3,279	670	39,636
The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m
31 December 2024
Total borrowings	4,312	2,644	3,012	3,435	1,725	21,822	36,950
Effect of derivative financial instruments
– interest rate swaps	6,494	—	(1,815)	—	—	(4,679)	—
– cross-currency swaps	459	—	(72)	—	(459)	—	(72)
	11,265	2,644	1,125	3,435	1,266	17,143	36,878
31 December 2023
Total borrowings	4,324	3,319	2,558	2,947	3,410	23,172	39,730
Effect of derivative financial instruments
– interest rate swaps	2,798	(229)	(786)	—	(1,783)	—	—
– cross-currency swaps	448	—	6	—	(98)	(452)	(96)
	7,570	3,090	1,778	2,947	1,529	22,720	39,634
Lease liabilities are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2024 £m	2023 £m	2024 £m	2023 £m
Within one year	141	131	171	155
Between one and two years	133	103	165	122
Between two and three years	87	77	103	91
Between three and four years	49	59	61	70
Between four and five years	38	29	47	38
Beyond five years	137	99	176	140
	585	498	723	616
For more information on leasing arrangements, refer to note 13.
As at 31 December 2024, the Group’s undrawn committed borrowing facilities (note 26) amount to £7,748 million (2023: £7,923 million)
with £5,056 million maturing within one year (2023: £5,077 million maturing within one year), £154 million maturing between one and two years (2023: £154 million maturing between one and two years), £2,538 million maturing between two and three years (2023: £154 million maturing between two and three years), £nil million maturing between three and four years (2023: £2,538 million maturing between three and four years) and £nil million maturing between four and five years (2023: £nil million maturing between four and five years).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
The Group’s composition and movements in net debt are presented below along with a reconciliation to the financing activities in the
Group Cash Flow Statement:

							2024 £m
	Notes	Opening balance	Cash flow	Foreign exchange	Fair value, accrued interest and other	Held for Sale	Closing balance
Borrowings (excluding lease liabilities)*		39,232	(2,387)	231	(711)	—	36,365
Lease liabilities		498	(165)	(27)	279	—	585
Derivatives in respect of net debt	19	170	(133)	106	(30)	—	113
Cash and cash equivalents	21	(4,659)	(907)	323	(54)	—	(5,297)
Current investments held at fair value	18	(601)	99	41	(52)	—	(513)
		34,640	(3,493)	674	(568)	—	31,253

							2023 £m
	Notes	Opening balance	Cash flow	Foreign exchange	Fair value, accrued interest and other	Held for Sale	Closing balance
Borrowings (excluding lease liabilities)*		42,622	(1,638)	(1,956)	204	—	39,232
Lease liabilities		517	(162)	(25)	168	—	498
Derivatives in respect of net debt	19	167	(238)	564	(323)	—	170
Cash and cash equivalents	21	(3,446)	(1,101)	30	226	(368)	(4,659)
Current investments held at fair value	18	(579)	(22)	49	(49)	—	(601)
		39,281	(3,161)	(1,338)	226	(368)	34,640
Note:
*Borrowings as at 31 December 2024 include £670 million (2023: £700 million) in respect of the purchase price adjustments relating to the acquisition of Reynolds American.
In the table above, movements in accrued interest relate to the net movement year-on-year and cash flows related to interest payments are not included.
Fair value, accrued interest and other’ movements in lease liabilities in 2024 mainly comprise additions of £279 million (2023: £168 million)
(net of reassessments, modifications and terminations), see note 13(a). Included within the £279 million (2023: £168 million) are new lease liabilities of £12 million (2023: £nil million) mainly arising from sale and leaseback transactions. The movement of £52 million
(2023: £49 million) in current investments held at fair value represents the fair value gains for these investments.

	2024 £m	2023 £m
Cash flows per net debt statement	(3,493)	(3,161)
Non-financing cash flows included in net debt	773	1,126
Interest paid	(1,703)	(1,682)
Interest element of lease liabilities	(37)	(30)
Remaining cash flows relating to derivative financial instruments	5	(242)
Purchases of own shares held in employee share ownership trusts	(94)	(110)
Purchase of own shares	(698)	—
Coupon paid on perpetual hybrid bonds	(56)	(59)
Dividends paid to owners of the parent	(5,213)	(5,055)
Dividends paid to non-controlling interests	(121)	(105)
Other	5	4
Net cash used in financing activities per cash flow statement	(10,632)	(9,314)

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

24 Provisions for liabilities

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	Proposed Plans in Canada £m	Other provisions £m	Total £m
1 January 2024	139	42	44	—	774	999
Differences on exchange	(5)	(2)	—	—	(57)	(64)
Provided in respect of the year*	(15)	15	—	6,203	111	6,314
Utilised during the year	(54)	(13)	—	—	(67)	(134)
31 December 2024	65	42	44	6,203	761	7,115
Analysed on the balance sheet as
– current	33	11	2	2,456	542	3,044
– non-current	32	31	42	3,747	219	4,071
	65	42	44	6,203	761	7,115

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	DOJ and OFAC investigations £m	Other provisions £m	Total £m
1 January 2023	297	44	54	450	676	1,521
Differences on exchange	(32)	(4)	—	—	(46)	(82)
Provided in respect of the year*	(21)	13	—	(450)	240	(218)
Utilised during the year	(105)	(11)	(10)	—	(96)	(222)
31 December 2023	139	42	44	—	774	999
Analysed on the balance sheet as
– current	96	13	3	—	356	468
– non-current	43	29	41	—	418	531
	139	42	44	—	774	999
Note:
*Amounts provided above are shown net of reversals of unused provisions which include reversals of £21 million (2023: £42 million) for restructuring of existing businesses,
£12 million (2023: £14 million) for employee benefits and £412 million (2023: £128 million) for other provisions. Included in the £412 million is an amount of £270 million which relates to interest provision for FII GLO and which was reclassified to trade and other payables in 2024. For the DOJ and OFAC investigations, the £450 million that was provided for in 2022 was reclassified to trade and other payables in 2023.
Restructuring of existing businesses
The restructuring provisions relate to the restructuring and integration costs incurred and are reported as adjusting items. The principal restructuring activities in 2022 are described in note 7 and primarily include the cost of employee packages and long-term social plans associated with redundancy programmes from previous years, mainly in relation to Quantum. Since 2022, no further Quantum restructuring charges have been recognised as adjusting following the completion of the Quantum programme. Provisions associated with redundancy packages are determined based on termination packages offered in each country. The long-term social plans primarily relate to social plans in Germany, which span over several years and are based on actuarial calculations. These are discounted to present value using Central Bank rates. We do not consider the effect of discounting to be material. The provisions for long-term social plans include future payments related to contracts that are already fixed. Given that there is little or no variability expected in the timing and amount of the payments, no additional risk has been incorporated in the discounting. While some elements of the non-current provisions of £32 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 98% of these non-current provisions will unwind within five years.
Employee-related benefits
Employee-related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, ‘jubilee’ payments due after a certain service period and expected payments associated with long-term disability. The majority of these provisions are calculated by actuaries. It is estimated that approximately 67% of the non-
current provisions of £31 million will unwind within five years.
Fox River
A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects
entered into a funding agreement; the details of this agreement are explained in note 31. Under this agreement, payments of less than
£1 million were made in 2024 and 2023. In 2023, the Group incurred legal costs of £10 million which were also charged against the provision. It is expected that the non-current provision will unwind within five years.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
Proposed Plans in Canada
CCAA Proceedings
In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’
Creditors Arrangement Act (CCAA). Under a confidential court supervised mediation process, ITCAN has been negotiating a possible settlement of all of its outstanding tobacco litigation in Canada while continuing to run its business in the normal course. On 17 October 2024, the court-appointed mediator and monitor filed a proposed plan of compromise and arrangement in the Ontario Superior Court of
Justice. Substantially similar proposed plans were also filed for Rothmans, Benson & Hedges Inc. (RBH, a subsidiary of Philip Morris
International Inc.) and JTI-Macdonald Corp. (JTIM, a subsidiary of Japan Tobacco International) (collectively, the Proposed Plans).
Under the Proposed Plans, if ultimately sanctioned and implemented, ITCAN, RBH and JTIM (the Companies) would pay an aggregate settlement amount of CAD$32.5 billion (£18.0 billion). This amount would be funded by:
–an upfront payment equal to all the Companies' cash and cash equivalents on hand (including investments held at fair value) plus certain court deposits (subject to an aggregate industry withholding of CAD$750 million (£416 million)) plus 85% of any cash tax refunds that may be received by the Companies on account of the upfront payments; and
–annual payments based on a percentage (initially 85%, reducing over time) of each of the Companies’ net income after taxes, based on amounts generated from all sources, excluding New Categories, until the aggregate settlement amount is paid. The performance of ITCAN’s New Categories (including vapour products and nicotine pouches) is not included in the basis for calculating the annual payments.
These Proposed Plans, if ultimately sanctioned and implemented, would resolve ITCAN’s outstanding tobacco litigation in Canada and provide a full and comprehensive release to ITCAN, BAT p.l.c. and all related companies for all tobacco claims in Canada.
On 31 October 2024, the court hearing to rule on the Claims Procedure Orders and Meeting Orders took place and these were granted.
In accordance with the Meeting Order, a creditors' meeting was held on 12 December 2024 and the Proposed Plans were approved by the requisite majorities of the creditors. A sanction hearing took place between 29-31 January 2025. During the sanction hearing, the
Court was asked to sanction the Proposed Plans. The Court’s decision is currently pending and the stays are extended until 3 March
2025, or such time as the Court's decision on the sanction order is released.
Upfront payment
If the Proposed Plans to settle all outstanding and future Canadian tobacco litigation are sanctioned and implemented, ITCAN will be required to pay into the settlement fund cash and cash equivalents on hand and investments held at fair value in Canada plus certain court deposits (subject to an aggregate withholding of CAD$750 million (£416 million) for the Companies working capital inclusive of cash pledged as collateral). At 31 December 2024, a provision of CAD$4,423 million (£2,456 million) has been recognised in relation to this liability. Subject to the sanction order, the cash is expected to be paid in 2025.
Future payments
As the terms of the Proposed Plans dictate, there is no predetermined amount that ITCAN or any of the Companies individually are required to pay. ITCAN and the other Companies are required to make annual payments based on a percentage of net income after tax generated from all sources, excluding New Categories, until the Companies settle the liability in full. In accordance with IAS 37, a provision has been recognised to reflect management's best estimate of ITCAN's total payments under the Proposed Plans. The provision is based on Management’s best estimate using a five-year cash flow forecast that incorporates certain assumptions used in the value-in-use model and which are used to support the carrying value of the Canadian CGU for goodwill impairment testing purposes, such as the rate at which volumes will decline, future pricing plans and terminal decline. In addition, certain assumptions specific to the provision have been incorporated including the future financial performance of each of the Companies (excluding New Categories), enacted tax laws and the pre-tax discount rate. A pre-tax discount rate of 3.27% reflecting the risk free rate specific to Canada and aligned with the anticipated timeline for the payments has been used to calculate the present value of the provision. At 31 December
2024, the provision is CAD$6,750 million (£3,747 million).
Management uses judgement to determine the key assumptions used to calculate the present value of the provision. Changes to key assumptions can significantly impact the amount expected to be paid and the years over which payments are expected to be made.
The key assumptions used to calculate the provision are the rate at which volumes will decline and future pricing plans. The impact of reasonably possible changes to these key assumptions on an individual basis has been outlined below.
–Rate at which volumes will decline: If volumes were to decline by an additional 3% then the provision would decrease by £568 million.
However, if the rate at which volumes decline is lower by 3% the provision would increase by £176 million; and
–Execution of future pricing plans: ITCAN’s future pricing plans are incorporated into the calculation of the provision. Pricing delivery is subject to competitive actions and the relative pricing positions of brands and may vary depending on the competitive market conditions. If ITCAN’s pricing delivery is between 60% to 120% of the base assumptions, the provision would decrease by £434 million or increase by £71 million, respectively.
The above sensitivities have been considered in isolation and a combination of changes in several assumptions, including the future financial performance of each of the Companies (excluding New Categories), may materially impact the provision.
The first payment of the annual contribution will be calculated using the 2025 financial results of ITCAN and a payable will be recognised with a corresponding release of the provision. The annual contribution payable will be settled within the second half of the following year. The payments will continue until the aggregate settlement amount is paid. It is expected that payments will continue for the next
20-30 years.
The provision will be reviewed on a bi-annual basis and revised to reflect changes resulting from reversals, the unwinding of the discount and changes in assumptions. The revisions of the provision will be recognised in the income statement as an adjusting item.
Refer to note 31 for further information in relation to Canada litigation.
DOJ/OFAC investigations
As discussed earlier (in note 6(h)), on 25 April 2023, the Group announced that it had reached an agreement with the DOJ and OFAC for a total amount payable to the U.S. authorities of US$635 million plus interest. Having recognised an initial provision of £450 million
(US$540 million) in 2022, the Group has recognised an additional charge of £75 million in 2023. During 2023, as a result of payment terms being finalised, the provision was reversed and the liability was transferred to sundry payables. Refer to note 25.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
In accordance with IFRS 15 Revenue from Contracts with Customers, sales return provisions are recognised based on a reasonable estimate of likely returns. In 2024, the sales return provision, included in other provisions, was £106 million (2023: £55 million).
Included within other provisions was a provision for interest of £270 million (2023: £244 million) in relation to the Franked Investment
Income Group Litigation Order (FII GLO). As a result of the Group agreeing to repay £0.8 billion to HMRC, as mentioned in note 10(b), the interest provision has been transferred to payables.
In 2024, the Group recognised a provision of £51 million for deferred consideration in relation with the acquisition of Beni Oral Nicotine
LLC. The consideration is up to US$200 million (£160 million), deferred for five years and subject to the achievement of certain milestones. The fair value of the contingent consideration has been determined using a Monte Carlo simulation for the different scenarios and discounted. Refer to note 27(a) for more details.
Other provisions also include:
(i) provisions of £113 million for interest on tax exposures;
(ii) a provision of £77 million recognised by BAT Brazil (2023: £89 million) in relation to litigation-related deposits as explained in note 17 and an amount of £37 million (2023: £40 million) recognised by BAT Brazil in relation to a legal case over whether a 10% tax imposed on a tax benefit associated with investment grants by the Rio de Janeiro State was constitutional (as explained in note 6(k)); and
(iii) a provision of £59 million related to an excise assessment of activities undertaken in the Ploiesti factory in Romania.
25 Trade and other payables

	2024 £m	2023 £m
Trade payables	1,709	1,707
Master settlement agreement (U.S.)	1,520	1,788
Duty, excise and other taxes	2,893	2,994
Accrued charges and deferred income	2,725	2,608
FII GLO (note 10(b))	1,118	863
Social security and other taxation	34	46
Sundry payables	236	587
	10,235	10,593
Current	9,550	9,700
Non-current	685	893
	10,235	10,593
Supplier Financing Arrangements
The Group has certain supplier financing arrangements or ‘reverse factoring’ arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a bank or other financial institution prior to their due date. Management has determined that the Group’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Group’s perspective, remain unaltered, with only the ultimate payee being changed. Non-cash movements were immaterial. The cash outflows in respect of these arrangements have been recognised within operating cash flows.

		2024 £m	2023 £m
Supplier Financing Arrangements
Total	Amounts available for financing reported within trade payables	180	204
	Amounts accepted by financial institutions for early financing	179	201
	Amounts for which suppliers have received payment	157	71
Analysed as:
Leaf payables	Amounts available for financing reported within trade payables	90	110
	Amounts accepted by financial institution for early financing	90	110
	Amounts for which suppliers have received payment	84	—
Other payables	Amounts available for financing reported within trade payables	90	94
	Amounts accepted by financial institution for early financing	89	91
	Amounts for which suppliers have received payment	73	71

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued

			2024		2023
Range of payment due dates		Lower	Upper	Lower	Upper
Leaf suppliers (note 1)	Trade payables part of the arrangement	90 days	150 days	Note 1
	Trade payables that are not part of the arrangement	1 day	120 days	Note 1
Logistics suppliers	Trade payables part of the arrangement	45 days	135 days	—	*
	Trade payables that are not part of the arrangement	1 day	180 days	—	*
Raw materials and consumables suppliers (excl. leaf)	Trade payables part of the arrangement	60 days	180 days	—	*
	Trade payables that are not part of the arrangement	1 day	240 days	—	*
Other suppliers	Trade payables part of the arrangement	30 days	180 days	—	*
	Trade payables that are not part of the arrangement	1 day	270 days	—	*
Note:
Suppliers are subject to various payment due dates depending on the jurisdiction and standard practices. The Group’s payment terms commence from the invoice date. However, for certain categories of external suppliers and in alignment with industry standards, payment terms begin from the date a valid invoice is received.
*The Group applied transitional relief available under Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7 and has not provided comparative information in the first year of adoption.
Note 1: Leaf suppliers are subject to various payment due dates depending on the jurisdiction and standard practices. In certain countries, the leaf suppliers who are not part of supplier financing arrangements are paid in advance or on the next working day. In 2023, the standard payment due date for the leaf supplier utilising supplier financing arrangements was 150 days.
Accrued charges and deferred income
Accrued charges and deferred income include £20 million of deferred income (2023: £18 million) relating to certain customer deposits in advance of shipments and £29 million (2023: £82 million) in respect of interest payable mainly related to tax matters.
FII GLO
FII GLO includes £813 million (2023: £863 million) relating to receipts in 2015, in respect of the Franked Investment Income Government
Litigation Order (note 10(b)).
During 2024, as a result of the Group agreeing to repay £0.8 billion to HMRC, as mentioned in note 10(b), interest accrued has been transferred from provisions to payables. The interest accrued at 31 December 2023 was £244 million and when combined with the current year interest charge of £61 million (refer to note 8(b)), the total interest payable recognised in relation to FII GLO is £305 million.
The interest will be payable from 2026 and has been classified as a non-current payable. The interest is calculated based on the UK central bank base rate plus 2% and has been charged to net finance costs.
In line with the repayment schedule, £479 million of FII GLO has been recognised as a current payable.
Sundry payables
As explained in note 17, the Group acts as a collection agent for banks and other financial institutions in certain debtor factoring arrangements. The cash collected in respect of these arrangements that has not yet been remitted amounts to £124 million
(2023: £138 million) and is included in sundry payables.
In 2023, the Group announced that it had reached an agreement with the DOJ and OFAC to resolve previously disclosed investigations into historical sanctions breaches. Included within sundry payables was US$326 million (£263 million) plus interest representing the third and final payment due. This was paid in the first half of 2024. Refer to notes 6(h) and 24 for more information.
Other
Included in borrowings is £65 million (2023: £71 million) transferred from trade and other payables.
There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.
Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 7%
in other currencies (2023: less than 10% in other currencies).
Amounts payable to related parties including associated undertakings are shown in note 30.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
The Group’s treasury position is monitored by the CFC which
meets regularly throughout the year and is chaired by the Chief
Financial Officer. The approach is one of risk reduction within an overall framework of delivering total shareholder return.
The Group defines capital as net debt (note 23) and equity (note 22).
There are no externally imposed capital requirements for the
Group. Group policies include a set of financing principles that provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a
percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2024 is 4.9% (2023: 5.2%; excluding
adjusting items, of which the Group incurred a £151 million fair value loss on debt-related derivatives in relation to the early repurchase of bonds, the average cost of debt was 4.8%).
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
The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2024, the average centrally managed debt maturity was 9.5 years (2023:
10.5 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 14.8% (2023: 15.7%). Perpetual hybrid bonds are treated as equity (note 22(d)) and therefore not included within the debt maturity analysis.
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
The Group continues to target a solid investment-grade credit rating. Moody’s, S&P's and Fitch's current ratings for the Group are Baa1 (stable outlook), BBB+ (stable outlook), BBB+ (stable outlook), respectively. The Group is confident of its continued
ability to successfully access the debt capital markets for future refinancing requirements.
As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2024, the Group had £433 million invested in money market funds
(2023: £173 million).
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
B.V. and B.A.T Capital Corporation and guaranteed by British
American Tobacco p.l.c. At 31 December 2024, commercial paper of £nil million was outstanding (2023: £nil million). Cash flows relating to commercial paper that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
At 31 December 2024, the Group had access to a £5.4 billion
revolving credit facility. With effect from March 2024, the Group exercised the first of the one-year extension options on the
£2.5 billion 364-day tranche of the revolving credit facility, with the second one-year extension subsequently exercised in February
2025. Effective March 2025, therefore, the £2.5 billion 364-day tranche will be extended to March 2026. Additionally, £2.85 billion of the five-year tranche remains available until March 2025, with
£2.7 billion extended to March 2026 and £2.5 billion extended to
March 2027.
During 2024, the Group extended short-term bilateral facilities totalling £2.4 billion. As at 31 December 2024, £nil million was drawn on a short-term basis with £2.4 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
In January 2025, the Group entered into a medium-term facility of
£503 million (equivalent) which was fully drawn.
Issuance, drawdowns and repayments in current year:
–In February 2024, the Group accessed the US dollar market under the SEC Shelf Programme, raising a total of US$1.7 billion across two tranches;
–In March 2024, the Group repaid a £229 million bond at maturity;
–In April 2024, the Group accessed the Euro market under its
EMTN Programme, raising a total of €900 million;
–To optimise the Group’s debt capital structure using available liquidity and to reduce gross and net debt, the Group completed capped cash debt tender offers in May 2024, targeting series of low-priced, long-dated GBP-, EUR- and USD-denominated
bonds, pursuant to which the Group repurchased bonds prior to their maturity in a principal amount of £1.8 billion (equivalent); and
–In August, September and October 2024, the Group repaid
US$1.9 billion, US$1 billion and €850 million of bonds at
maturity, respectively.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
Issuance, drawdowns and repayments in prior year:
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
Currency risk
The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Euro, Australian dollar,
Indian rupee, Canadian dollar, South African rand, Indonesian rupiah, Danish krone, Singaporean dollar and Swiss franc. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s
underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2024, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 74% US dollar (2023: 72%),
14% euro (2023: 14%), 8% sterling (2023: 9%) and 4% other
currencies (2023: 5%).
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
A 10% strengthening of functional currencies against
non-functional currencies would result in pre-tax profit being
£94 million lower (2023: £61 million lower; 2022: £49 million lower)
and items recognised directly in other comprehensive income
being £342 million higher (2023: £273 million higher; 2022:
£445 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax
profit being £114 million higher (2023: £72 million higher;
2022: £60 million higher) and items recognised directly
in other comprehensive income being £418 million lower
(2023: £333 million lower; 2022: £543 million lower).
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
In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps to vary the fixed and floating mix, or forward starting swaps to manage the refinancing risk. The interest rate profile of liquid assets included in net debt are considered to offset floating rate debt and are taken into account in determining the net interest rate exposure. At 31 December 2024, the relevant ratio of floating to fixed rate borrowings after the impact of derivatives was 22:78
(2023: 10:90). On a net debt basis, after offsetting liquid assets and excluding cash and other liquid assets (including investments held at fair value) in Canada, which are subject to certain restrictions under CCAA protection, the ratio of floating to fixed rate borrowings was 13:87 (2023: 2:98).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
A 100 basis point increase in interest rates would result in pre-tax profit being £13 million higher (2023: £5 million lower;
2022: £50 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being
£13 million lower (2023: £5 million higher; 2022: £50 million higher).
The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.
Following the decision taken by global regulators in 2018 to replace
Interbank Offered Rates with alternative nearly risk-free rates, such benchmark rates were expected to be largely discontinued
after 2021.
The Group is party to the ISDA fallback protocol and in January
2022, it automatically replaced the GBP LIBOR with economically equivalent interest rate derivatives referencing SONIA on
their reset date with the impacted derivatives maturing in
October 2023.
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
With the following exceptions, the maximum exposure to the
credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. The
Group has entered into short-term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £52 million (2023: £51 million).
In addition, the Group has entered into a guarantee arrangement to support a short-term bank credit facility with a supply chain partner. The maximum exposure under the arrangement would
be £1 million (2023: £1 million).
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
approximate their book values. For other financial instruments which are measured at fair value in the balance sheet, the basis for fair values is described below.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
Fair value hierarchy
In accordance with IFRS 13 classification hierarchy, the following table presents the Group’s financial assets and liabilities that are measured at fair value:

					2024				2023
	Notes	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets at fair value
Investment held at fair value	18	447	—	212	659	527	—	192	719
Derivatives relating to
– interest rate swaps	19	—	11	—	11	—	10	—	10
– cross-currency swaps	19	—	100	—	100	—	115	—	115
– forward foreign currency contracts	19	—	185	—	185	—	165	—	165
Assets at fair value		447	296	212	955	527	290	192	1,009
Liabilities at fair value
Derivatives relating to
– interest rate swaps	19	—	270	—	270	—	187	—	187
– cross-currency swaps	19	—	16	—	16	—	13	—	13
– forward foreign currency contracts	19	—	131	—	131	—	195	—	195
– embedded derivative relating to associates	19	—	7	—	7	—	—	—	—
Liabilities at fair value		—	424	—	424	—	395	—	395
Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include
OTC derivatives.
Netting arrangements of derivative financial instruments
The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

			2024			2023
	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m
Financial assets
– Derivative financial instruments (note 19)	296	(184)	112	290	(199)	91
Financial liabilities
– Derivative financial instruments (note 19)	(424)	184	(240)	(395)	199	(196)
	(128)	—	(128)	(105)	—	(105)
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
it by the defaulting party. If that sum exceeds the amounts owed to the defaulting party, the defaulting party will pay the balance to the non-defaulting party. If the sum is less than the amounts owed to the defaulting party, the non-defaulting party will pay the balance to the defaulting party.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

The hedged items by risk category are presented below:

					2024
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve (gross of tax) £m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	8,750	215	Borrowings	63	—
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	734	—	Borrowings	(18)	(268)

					2023
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve (gross of tax) £m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	5,935	110	Borrowings	(81)
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	858		Borrowings	26	(362)
£363 million (2023: £380 million) of the Group’s borrowings are designated as net investment hedge instruments of the Group’s net investments in foreign operations. In line with the Group’s risk management policies, the net investment hedge relationships are reviewed periodically. The change in the value used for calculating hedge ineffectiveness for hedged items designated under net investment hedge relationships is £17 million (2023: £9 million).
As at 31 December 2024, the accumulated balance of the cash flow hedge reserve was a loss of £84 million (2023: loss of £194 million)
including an accumulated loss of £268 million (2023: loss of £362 million) in relation to interest rate exposure and foreign currency exposure arising from borrowings held by the Group, and an accumulated gain of £54 million (2023: gain of £77 million) in relation to deferred tax arising from cash flow hedges. The remainder related to the Group’s foreign currency exposure on forecasted transactions and cost of hedging (note 22(c)(ii)).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
27 Changes in the Group
The Group acquired certain businesses and other assets as noted
below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.
(a) Acquisitions
Beni Oral Nicotine LLC
On 15 July 2024, the Group acquired Beni Oral Nicotine LLC, a U.S.
company owning rights to a portfolio of tobacco-free oral use synthetic nicotine pouches, for upfront consideration of
US$30 million (£23 million), and deferred payments of contingent consideration of up to US$200 million (£160 million) deferred for
5 years, subject to the achievement of certain milestones. The transaction has been accounted for as an asset acquisition, rather than as a business combination, as the intellectual property acquired does not represent an integrated set of activities required by IFRS for business combination accounting. Consequently, the best estimate of consideration payable has been allocated to the acquired assets by relative fair value.
(b) Associated undertakings
(i) ITC Limited
On 13 March 2024, the Group announced the divestment of 12%
of its equity stake in ITC Limited (the equivalent of 3.5% of ITC's ordinary shares) to institutional investors by way of an accelerated bookbuild process (Block Trade). The Block Trade sale generated net proceeds after transaction costs and taxes of INR166.9 billion
(£1.6 billion) which were then repatriated to the UK in a series of foreign exchange transactions in the days following the sale. The transaction was subject to applicable tax laws in India and the UK, and proceeds were remitted net of withheld Indian Capital Gains
Tax of INR5.7 billion (£54 million). Following completion of the transaction, BAT has remained a significant shareholder of ITC, with a 25.45% holding, and has continued to account for ITC as an associated undertaking using the equity method of accounting.
On 24 July 2023, ITC announced a proposed demerger of its
‘Hotels Business’ under a scheme of arrangement by which 60%
of the newly incorporated entity would be held directly by ITC's shareholders proportionate to their shareholding in ITC. In January
2025, ITC Hotels Limited was listed and commenced trading on the
National Stock Exchange of India (NSE) and Bombay Stock Exchange
(BSE). The Group's direct stake in ITC Hotels Limited is 15%.
(ii) Organigram Holdings Inc
On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded Organigram Holdings Inc. (collectively,
Organigram). Under the terms of the transaction, a Group
subsidiary acquired a 19.9% equity stake in Organigram Holdings
Inc. to become the largest shareholder, with the ability to appoint two directors and representation on its investment committee.
The Group accounts for the investment as an associate.
As a result of certain acquisitions made by Organigram during
2021, the Group’s shareholding was reduced to 18.8%. In 2022, the
Group exercised its top-up rights and invested a further £4 million to maintain its ownership stake.
In 2023, the Group announced the signing of an agreement for a further investment of CAD$125 million (£74 million) in Organigram, subject to customary conditions, including necessary approvals by the shareholders of Organigram, which was given on 18 January
2024. On 24 January 2024, BAT made the first tranche investment of CAD$42 million (£24 million) acquiring a further 12,893,175 common shares of Organigram at a price of CAD$3.22 per share.
On 30 August 2024, BAT made the second tranche investment of
CAD$42 million (£24 million) acquiring a further 4,429,740
common shares and 8,463,435 preferred shares of Organigram at a price of CAD$3.22 per share. Subject to certain conditions, the final 12,893,175 shares subscribed for shall be issued at the same price as the previous two tranches by the end of February 2025.
The additional investment in 2024 increased the Group's interest in Organigram at that time to 35.09%. Under the terms of the agreement, the Group’s voting rights are restricted
to 30%.
Part of the proceeds from the Group’s reinvestment have been earmarked for “Jupiter”, a strategic investment pool designed to expand Organigram’s geographic footprint and capitalise on
emerging growth opportunities. During the year, Organigram has made certain investments, largely in the form of convertible loan notes, into Sanity Group GmbH and Steady State LLC, both of
which are associated undertakings of the Group.
On 6 December 2024, Organigram announced the 100% acquisition of Motif Labs Ltd. and the consideration included CAD$40 million of Organigram common shares. As a result, the Group's interest in Organigram reduced to c.30.6%.
(iii) Other investments
In April 2023, the Group announced a strategic joint venture agreement between a Group subsidiary, AJNA BioSciences PBC,
and Charlotte’s Web. Under the terms of the transaction, a Group subsidiary acquired a 19.9% stake in the new entity, DeFloria LLC, at a cost of £8 million (US$10 million). During 2024, the Group made a further investment of £4 million in the form of a convertible loan note.
In 2022, the Group announced a £32 million investment in exchange for 16% of Sanity Group GmbH (Sanity Group) which the Group
accounts for as an associate. In addition, during 2022, the Group made an investment in Steady State LLC (trading as Open Book
Extracts) for £4 million, followed by a second investment of
£4 million in May 2023. The Group accounts for the investment as an associate. A further investment of £8 million was made in
October 2023 by way of a convertible loan note, which is currently accounted for as an investment at fair value through profit and loss.
In 2022, the Group announced that it had invested in Charlotte’s
Web, via a convertible debenture of £48 million. The debenture is convertible at the Group's discretion into a non-controlling equity stake in Charlotte’s Web of approximately 19.9%. The investment is recognised at fair value through profit and loss with fair value changes in the investment recognised in net finance costs. On conversion of the loan note, the Group will equity account for its investment.
(c) Non-controlling interests
During 2023, the Group acquired a further 1.31% in Hrvatski
Duhani d.d., at a cost of less than £1 million, following the acquisitions in 2022 (3.3% at a cost of £1 million).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
In accordance with IFRS, the assets and liabilities of the
subsidiaries comprising BAT Russia and BAT Belarus were
classified as held-for-sale as of 31 December 2022 and presented as such on the balance sheet at an estimated recoverable value.
Impairment charges of £554 million and associated costs of
£58 million were recognised in 2022 as adjusting items. Upon completion, the businesses were deconsolidated from the Group's balance sheet. Proceeds of £425 million were received in 2023, resulting in a partial reversal of £195 million of the previously recognised impairment. In addition to this, £554 million of foreign exchange previously recognised in the statement of other
comprehensive income was reclassified to the income statement upon completion of the transaction. This resulted in a net charge to the income statement of £353 million which included disposal-
related costs of £3 million and £9 million of foreign exchange gains on proceeds received. Management concluded that the disposal of the Russian and Belarusian businesses did not qualify to be
presented as discontinued operations.
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
participant would require given the perceived risk of investing in
Russia going forwards, and a consequent high discount rate, any value associated with exercising the options would be immaterial.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
For awards granted in 2021, 2020 and 2019 vesting is subject to performance conditions measured over a three-year period (for all awards), based on earnings per share (40% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant) and net turnover (20% of grant). Total shareholder return combines the share price and dividend performance of the Company by reference to a comparator group.
For 2024, 2023 and 2022 awards, the performance conditions are based on earnings per share (30% of grant), operating cash flow (20%
of grant), total shareholder return (20% of grant), net turnover (15% of the grant) and New Categories revenue growth (15% of the grant).
Performance measurements are tested based on performance during the three-year period beginning on 1 January in the year of grant.
Participants are not entitled to dividends prior to the vesting or exercise of the awards. A cash equivalent dividend accrues through the vesting period (other than for the Executive Directors where additional shares are delivered in lieu of cash) and is paid on vesting. Both equity and cash-settled PSP awards are granted in March and September each year.
In the U.S., PSP awards are made over BAT American Depository Shares (ADSs).
Restricted Share Plan (RSP):
Introduced in 2020, conditional awards under which shares are released up to three years from date of grant, subject to a continuous employment condition during the vesting period. Participants are not entitled to dividends prior to shares vesting. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash settled RSP awards are granted in March or September.
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
The Group also has a number of other arrangements which are not material for the Group which include:
Sharesave Scheme (SAYE)
The UK tax advantaged scheme where options are granted in March each year by invitation at a 20% discount to the market price.
Options under this equity-settled scheme are exercisable at the end of a three-year or five-year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year. All UK employees at the time of invitation are eligible to participate.
Share Reward Scheme (SRS)
The UK tax advantaged scheme where free shares are granted in April each year (up to an equivalent of £3,600 in any year) under the equity-settled schemes and are subject to a three-year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares. The shares are held in a UK-based trust and are normally capable of transfer to participants tax-free after a five-year holding period. All UK employees employed as at 1 December in the year prior to grant are eligible to participate.
International Share Reward Scheme (ISRS)
Conditional shares are granted in April each year (up to an equivalent of £3,600 in any year) subject to a three-year vesting period. Dividend equivalents accrue through the vesting period and additional shares are delivered at vesting. Awards may be equity or cash-settled.
Partnership Share Scheme
The UK tax advantaged scheme where employees can allocate part of their pre-tax salary to purchase shares in British American
Tobacco p.l.c. (maximum £1,800 in any year). The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax-free after a five-year holding period. All UK employees are eligible to participate.
The amounts recognised in the income statement in respect of share-based payments were as follows:

			2024		2023		2022
	Notes	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m
PSP & RSP	28(a)	34	2	27	2	38	1
DSBS	28(b)	30	2	38	1	36	3
Other schemes		6	—	6	—	7	—
Total recognised in the income statement	3	70	4	71	3	81	4

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Share-based payment liability
The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2024 and 2023:

		2024		2023
	Vested £m*	Unvested £m	Vested £m*	Unvested £m
PSP & RSP	(0.9)	2.0	(0.4)	0.8
DSBS	—	3.0	—	3.1
Total liability	(0.9)	5.0	(0.4)	3.9
Note:
*The reduction in the liabilities for vested LTIPs was due to shares being exercised at prices lower than the share price at date of grant.
(a) PSP & RSP
Details of the movements for the equity- and cash-settled LTI schemes during the years ended 31 December 2024 and 31 December
2023, were as follows:

		2024		2023
	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	7,806	198	8,960	196
Granted during the period	5,128	135	3,379	94
Exercised during the period	(1,765)	(64)	(2,401)	(51)
Forfeited during the period	(1,221)	(55)	(2,132)	(41)
Outstanding at end of year	9,948	214	7,806	198
Exercisable at end of year	369	11	513	24
As at 31 December 2024, the Group has 9,948,000 shares (2023: 7,806,000 shares) outstanding which includes 1,804,531 shares
(2023: 1,527,898 shares) which are related to Reynolds American LTI awards from which nil shares (2023: nil shares) are exercisable at the end of the year.
The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £24.56 (2023: £27.65; 2022: £32.84) for equity-settled and £24.51 (2023: £25.85; 2022: £33.01) for cash-settled options.
The weighted average British American Tobacco p.l.c. share price for ADS on the New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled Reynolds American LTIP awards was US$35.68 (2023: US$39.39;
2022: US$38.37).
The outstanding shares for the year ended 31 December 2024 had a weighted average remaining contractual life of 1.5 years
(2023: 1.5 years; 2022: 1.8 years) for the equity-settled scheme, 1.8 years for Reynolds American equity-settled scheme (2023: 1.8 years;
2022: 1.8 years) and 1.6 years (2023: 1.5 years; 2022: 1.7 years) for the cash-settled share-based payment arrangements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
(b) Deferred Share Bonus Scheme
Details of the movements for the equity- and cash-settled DSBS scheme during the years ended 31 December 2024 and 31 December
2023, were as follows:

		2024		2023
	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	3,851	261	4,015	141
Granted during the period	1,053	48	1,675	211
Exercised during the period	(1,287)	(103)	(1,743)	(81)
Forfeited during the period	(81)	(21)	(96)	(10)
Outstanding at end of year	3,536	185	3,851	261
Exercisable at end of year	—	1	—	1
The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £24.57 (2023: £27.39; 2022: £32.20) for equity-settled and £24.47 (2023: £25.56; 2022: £32.50) for cash-settled options.
The outstanding shares for the year ended 31 December 2024 had a weighted average remaining contractual life of 1.2 years
(2023: 1.3 years; 2022: 1.3 years) for the equity-settled scheme and 1.2 years (2023: 1.3 years; 2022: 1.1 years) for the cash-settled scheme.
Valuation assumptions
Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

		2024		2023
	PSP & RSP	DSBS	PSP & RSP	DSBS
Expected volatility (%)	25.0	25.0	27.0	27.0
Average expected term to exercise (years)	3.0	3.0	3.0	3.0
Risk-free rate (%)	4.0	4.0	3.5	3.5
Expected dividend yield (%)	9.8	9.8	7.7	7.7
Share price at date of grant (£)	23.84	23.84	29.71	29.71
Fair value at grant date (£)*	15.92 / 17.75	17.75	23.15/23.61	23.61
Fair value at grant date (£)* - Management Board	13.38 / 17.75	17.75	20.46/23.61	23.61
Note:
*Where two figures have been quoted for the Long-Term Incentive Plan, the numbers relate to PSP and RSP awards, respectively.
Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the PSP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2024	2023
	PSP	PSP
Average share price volatility FMCG comparator group (%)	24	24
Average correlation FMCG comparator group (%)	30	29
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
In addition to these valuation assumptions, LTI awards, excluding RSP, contain earnings per share performance conditions. As these are non-
market performance conditions they are not included in the determination of fair value of share options at the grant date, however, they are used to estimate the number of awards expected to vest. This payout calculation is based on expectations published in analysts’ forecasts.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

29 Group employees
The average number of persons employed by the Group and its associates during the year, including Directors, was 74,617 (2023: 75,452).

	2024 Number	2023 Number
U.S.	4,021	3,861
AME	31,090	32,948
APMEA	13,098	13,030
Subsidiary undertakings	48,209	49,839
Associates	26,408	25,613
	74,617	75,452
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
Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf and the provision of IT services. Other investments in associates, in the form of convertible loan notes, are not included in the table below. The Group’s share of dividends from associates, included in other income in the table below, was £447 million (2023: £559 million; 2022: £438 million).

	2024 £m	2023 £m	2022 £m
Transactions
– revenue	492	523	494
– purchases	(179)	(178)	(190)
– other income	448	560	441
– other expenses	(13)	(6)	(1)
Amounts receivable at 31 December	39	48	51
Amounts payable at 31 December	(12)	(4)	(4)
The following related party transactions occurred in 2024, 2023 and 2022.
Transactions with associates
ITC
As explained in note 27(b)(i), on 13 March 2024, the Group announced the divestment of 12% of its equity stake in ITC Limited (the equivalent of 3.5% of ITC's ordinary shares) to institutional investors by way of an accelerated bookbuild process which generated net proceeds after transaction costs and taxes of INR166.9 billion (£1.6 billion). Following completion of the transaction, the Group has remained a significant shareholder of ITC with a 25.45% investment and has continued to account for ITC as an associated undertaking using the equity method of accounting.
Organigram
In 2023, the Group announced the signing of an agreement for a further investment of CAD$125 million (£74 million) in Organigram, subject to customary conditions, including necessary approvals by the shareholders of Organigram, which was given on 18 January 2024.
On 24 January 2024, BAT made the first tranche investment of CAD$42 million (£24 million) acquiring a further 12,893,175 common shares of Organigram at a price of CAD$3.22 per share. On 30 August 2024, BAT made the second tranche investment of CAD$42 million
(£24 million) acquiring a further 4,429,740 common shares and 8,463,435 preferred shares of Organigram at a price of CAD$3.22 per share. Subject to certain conditions, the remaining 12,893,175 shares subscribed for shall be issued at the same price as the previous two tranches by the end of February 2025. The additional investment in 2024 increased the Group's interest in Organigram to 35.09%. Under the terms of the agreement, the Group’s voting rights are restricted to 30%.
The Group and Organigram also have a Product Development Collaboration Agreement following which a Centre of Excellence was established to focus on developing the next generation of cannabis products with an initial focus on cannabidiol (CBD).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
Other associates
The following transactions occurred during 2024:
–On 11 September 2024, VST Industries Ltd (VST) allotted 154,419,200 equity shares of INR10 each as fully paid-up bonus equity shares.
The bonus equity shares were allotted in the proportion of 10 new fully paid-up equity shares for every one existing fully paid up equity share. The Group's interest in VST remains unchanged at 32.16%.
The following transactions occurred during 2023, when the Group:
–acquired 19.9% of DeFloria for £8 million; and
–increased its ownership in Steady State LLC (trading as Open Book Extracts) from 5.76% to 10.8% for £4 million along with a further investment of £8 million by way of a convertible loan note.
The following transactions occurred during 2022, when the Group:
–made a £32 million investment in exchange for 16% of Sanity Group GmbH;
–increased its ownership of a wholesale producer and distributor operating in the agriculture sector based in Uzbekistan, FE 'Samfruit'
JSC to 45.40% for £1 million;
–made a non-controlling investment in Steady State LLC for £4 million; and
–invested in Charlotte's Web via a convertible debenture of £48 million which is currently convertible into a non-controlling equity stake of approximately 19.9% (as explained in note 27(b)(iii)).
Non-controlling interests
During 2023, the Group acquired a further 1.31% in Hrvatski Duhani d.d., at a cost of less than £1 million, following the acquisitions in 2022
(3.3% at a cost of £1 million).
Other related party transactions
As explained in note 15, in 2022 the Group provided a temporary liquidity facility to the main UK pension fund. The facility was undrawn as at 31 December 2023 and on 28 March 2024 the facility was cancelled.
As a result of the implementation of the EU Single-Use Plastic Directive in certain EU countries, the Group, along with other tobacco manufacturers, established Producer Responsibility Organisations for the management of the Extended Producer Responsibility obligations relating to tobacco product butt filter waste collection. The costs incurred by the Group in relation to this waste disposal is included in note 33.
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

	2024 £m	2023 £m	2022 £m
The total compensation for key management personnel, including Directors, was:
– salaries and other short-term employee benefits	21	17	19
– post-employment benefits	1	1	1
– share-based payments	12	13	17
	34	31	37
The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chair			Non-Executive Directors			Total
	2024 £'000	2023 £'000	2022 £'000	2024 £'000	2023 £'000	2022 £'000	2024 £'000	2023 £'000	2022 £'000	2024 £'000	2023 £'000	2022 £'000
Salary; fees; benefits; incentives
– salary	1,907	1,644	2,129							1,907	1,644	2,129
– fees				711	688	670	1,112	1,059	1,027	1,823	1,747	1,697
– taxable benefits	617	395	449	17	17	59	79	31	78	713	443	586
– short-term incentives	3,496	1,650	3,761							3,496	1,650	3,761
– long-term incentives	1,474	1,371	7,888							1,474	1,371	7,888
– buy-out	2,969	—	—							2,969	—	—
Sub-total	10,463	5,060	14,227	728	705	729	1,191	1,090	1,105	12,382	6,855	16,061
Pension; other emoluments
– pension	276	248	320							276	248	320
– other emoluments	6	2	6							6	2	6
Sub-total	282	250	326							282	250	326
Total emoluments	10,745	5,310	14,553	728	705	729	1,191	1,090	1,105	12,664	7,105	16,387

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
Other settlements by Group companies include the State
Settlement Agreements (as defined in paragraph 39 below),
the funding by various tobacco companies of a US$5.2 billion
(£4.2 billion) trust fund contemplated by the Master
Settlement Agreement (as described in paragraph 39 below)
to benefit tobacco growers, the original Broin flight attendant case (as described in paragraph 38, note 31(o) below), and
most of the Engle progeny cases pending in U.S. federal court
(as described in paragraph 27 et seq. below), after the initial docket of over 4,000 such cases was reduced to
approximately 400 cases. The Group believes that the
circumstances surrounding these claims are readily
distinguishable from the current categories of tobacco-
related litigation claims involving Group companies.
9.Although the Group intends to defend all pending cases
vigorously and believes that the Group’s companies have valid bases for appeals of adverse verdicts, valid defences to all actions, and that an outflow of resources related to any
individual case is not considered probable, litigation is subject to many uncertainties, and generally, it is not possible to predict the outcome of any particular litigation pending against Group companies or to reasonably estimate the amount or range of
any possible loss. Furthermore, a number of political, legislative, regulatory and other developments relating to the tobacco
industry and cigarette smoking have received wide media
attention. These developments may negatively affect the
outcomes of tobacco-related legal actions and encourage the
commencement of additional similar litigation. Therefore, the
Group does not provide estimates of the financial effect of the contingent liabilities represented by such litigation, as such estimates are not practicable.
10.The following table lists the categories of the tobacco-related actions pending against Group companies as at 31 December
2024 and the increase or decrease from the number of cases
pending against Group companies as at 31 December 2023.
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
and settlements are included within the case narratives
below. For a discussion of the non-tobacco related litigation pending against the Group, see note 31, paragraph 88, et seq.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued

Case Type	Notes	Case Numbers as at 31 December 2024 (note 31(a))	Case Numbers as at 31 December 2023 (note 31(a))	Change in Number Increase/(decrease)
U.S. tobacco-related actions
Medical reimbursement cases	31(b)	2	2	No change
Class actions	31(c)	19	19	No change
Individual smoking and health cases	31(d)	197	202	(5)
Engle Progeny Cases	31(e)	91	305	(214)
Broin II Cases	31(f)	69	1,171	(1,102)
Filter Cases	31(g)	29	35	(6)
State Settlement Agreements – Enforcement and Validity	31(h)	5	4	1
Non-U.S. tobacco-related actions
Medical reimbursement cases		18	18	No change
Class actions	31(i)	12	12	No change
Individual smoking and health cases	31(j)	50	54	(4)
(Note 31(a)) This includes cases to which the Reynolds American Inc. (Reynolds American) group companies were a party at such date.
(Note 31(b)) This category of cases includes the Department of Justice action. See note 31, paragraphs 20 to 23.
(Note 31(c)) See note 31, paragraphs 24 to 36.
(Note 31(d)) See note 31, paragraphs 37 to 38.
(Note 31(e)) See note 31, paragraphs 27 to 36.
(Note 31(f)) See note 31, paragraph 38.
(Note 31(g)) See note 31, paragraph 38.
(Note 31(h)) See note 31, paragraphs 39 to 56.
(Note 31(i)) Outside the United States, there were 12 class actions being brought against Group companies as at 31 December 2024.
These include class actions in the following jurisdictions: Canada (11) and Venezuela (one). For a description of the Group companies’
non-U.S. class actions, see note 31, paragraphs 74 to 86. For a description of the Québec Class Actions, see note 31, paragraph 80.
All of the class actions in Canada are currently stayed pursuant to a court order. See note 31, paragraph 59.
(Note 31(j)) As at 31 December 2024, the jurisdictions with the most active individual cases against Group companies were, in descending order: Chile (18), Brazil (12), Italy (six), Canada (five), Argentina (five) and Ireland (two). There were a further two jurisdictions with one active case only. For further information, see note 31, paragraph 87.
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
c)‘Settlement’ refers to certain types of cases in which cigarette manufacturers, including R. J. Reynolds Tobacco Co. (RJRT),
Brown & Williamson Tobacco Corporation (now known as Brown & Williamson Holdings, Inc.) (B&W), and Lorillard Tobacco
Company (Lorillard Tobacco), have agreed to resolve disputes with certain plaintiffs without resolving the cases through trial and/or appeal.
d)All sums set out in note 31 have been converted to GBP and US$ using the following end closing rates applicable for 31 December 2024, which differ from the rates at the time any related provision was recorded on the balance sheet: GBP 1 to US$ 1.2524, GBP 1 to
CAD$ 1.8012, GBP 1 to EUR 1.2095, GBP 1 to BDT 149.6618 (Bangladeshi Thaka), GBP 1 to BRL 7.7371 (Brazilian Real), GBP 1 to
AOA 1,155.5237 (Angolan Kwanza), GBP 1 to ARS 1,291.2244 (Argentine Peso), GBP 1 to MZN 80.0346 (Mozambican Metical),
GBP 1 to NGN 1,933.7056 (Nigerian Naira), GBP 1 to KRW 1,843.7200 (South Korean Won), GBP 1 to JPY 196.8272 (Japanese Yen),
GBP 1 to SAR 4.7058 (Saudi Riyal), and GBP 1 to TRY 44.2855 (Turkish Lira). In addition, due to the adoption of the euro by the
Croatian State, the European Central Bank has set a conversion rate of EUR to HRK on 1 January 2023 as 1 EUR to HRK 7.5345
(Croatian Kuna).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

U.S. Tobacco Litigation
12.Group companies, notably RJRT (individually and as successor by merger to Lorillard Tobacco) and B&W as well as other
leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.
13.The total number of U.S. tobacco product liability cases
pending as at 31 December 2024 involving RJRT, B&W, Santa
Fe Natural Tobacco Company, Inc. (SFNTC) and/or Lorillard
Tobacco was approximately 423.
14.Since many of these pending cases seek unspecified
damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases; and other claims.
15.RJRT (individually and as successor by merger to Lorillard
Tobacco), American Snuff Co.,SFNTC, R.J. Reynolds Vapor
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
16.Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the U.S., as at
31 December 2024, there are 42 cases, exclusive of Engle
progeny cases, scheduled for trial through 31 December 2025, for the Reynolds Defendants: 31 individual smoking and health cases, eight Filter Cases and three other cases. There are also approximately 26 Engle progeny cases against RJRT
(individually and as successor to Lorillard Tobacco) and B&W scheduled for trial through 31 December 2025. It is not known how many of these cases will actually be tried.
17.Trial results. From 1 January 2022 through 31 December 2024,
60 trials occurred in individual smoking and health, Engle
progeny, and patent cases in which the Reynolds Defendants
were defendants, including 14 where mistrials were declared.
Verdicts in favour of the Reynolds Defendants and, in some
cases, other defendants, were returned in 17 cases, tried in
Florida (nine), Oregon (one), Massachusetts (five), Illinois (one)
and New Mexico (one). Verdicts in favour of the plaintiffs were returned in 25 cases, tried in Florida (17), Massachusetts (four),
New Mexico (one), Oregon (two) and North Carolina (one).
Two of the cases (in Florida) were dismissed during trial. Two of the cases (in Florida) were punitive damages re-trials that were retried twice (the first retrials resulted in plaintiff verdicts; the second retrials resulted in defense verdicts).
(a) Medical Reimbursement Cases
18.These civil actions seek to recover amounts spent by
government entities and other third-party providers on
healthcare and welfare costs claimed to result from illnesses associated with smoking.
19.As at 31 December 2024, one U.S. medical reimbursement
suit (Crow Creek Sioux Tribe v. American Tobacco Co., filed in
1997) was pending against RJRT, B&W and Lorillard Tobacco
in a Native American tribal court in South Dakota. The
plaintiffs seek to recover actual and punitive damages,
restitution, funding of a clinical cessation programme,
funding of a corrective public education programme, and
disgorgement of unjust profits from sales to minors. There
has been no recent activity in this case, and no other medical reimbursement suits are pending against these companies
by county or other political subdivisions of the states.
U.S. Department of Justice Action
20.On 22 September 1999, the U.S. Department of Justice (DOJ)
brought an action in the U.S. District Court for the District of
Columbia against various industry members, including RJRT,
B&W, Lorillard Tobacco, B.A.T Industries p.l.c. (Industries) and
British American Tobacco (Investments) Limited
(Investments) (United States v. Philip Morris USA Inc.).
The DOJ initially sought (i) recovery of certain federal funds expended in providing health care to smokers who developed
alleged smoking-related diseases and (ii) equitable relief under the civil provisions of the Racketeer Influenced and Corrupt
Organizations Act (RICO), including (a) disgorgement of
roughly US$280 billion (£223.6 billion) in profits allegedly earned from a purported racketeering ‘enterprise’ - a remedy the U.S. Court of Appeals for the DC Circuit ruled in February
2005 was not available - and (b) certain ‘corrective
communications’. In September 2000, the district court
dismissed Industries for lack of personal jurisdiction and
dismissed the health care cost recovery claims.
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
(which requirement the DC Circuit vacated). On 28 June 2010, the U.S. Supreme Court denied the parties' petitions for
further review.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
(b) Class Actions
24.As at 31 December 2024, (1) RJRT, B&W and Lorillard Tobacco
were named as defendants in one action asserting claims
on behalf of putative classes of persons allegedly injured or financially impacted by their smoking, and (2) as detailed in the next paragraph, RJRT, and SFNTC (a subsidiary of Reynolds
American) were named in 17 putative class actions relating to the use of the words ‘natural’, ‘100% additive-free’ or ‘organic’
in Natural American Spirit (NAS) brand advertising and
promotional materials. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’
damages. Among the pending class actions, 16 specified the
amount of the claim in the complaint and alleged that the
plaintiffs were seeking in excess of US$5 million (£4.0 million)
and one alleged that the plaintiffs were seeking less than
US$75,000 (£59,885) per class member plus unspecified
punitive damages.
No Additive/Natural/Organic Claim Cases
25.A total of 17 pending putative class actions were filed in nine U.S.
federal district courts against Reynolds American, RJRT and
SFNTC, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes and claim state common law fraud, negligent misrepresentation and unjust enrichment based on the use of descriptors such as
‘natural’, ‘organic’ and ‘100% additive-free’ in the marketing, labelling, advertising and promotion of SFNTC’s NAS brand
cigarettes. In these actions, the plaintiffs allege that the use of these terms suggests that NAS brand cigarettes are less
harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a
negligent or intentional misrepresentation. The actions seek various categories of recovery, including economic damages,
injunctive relief (including medical monitoring and cessation programmes), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April 2016, the U.S. Judicial Panel on Multidistrict Litigation (JPML)
consolidated the 16 cases pending at that time for pre-trial purposes before a federal district court in New Mexico, and a later-filed case was transferred there for pre-trial purposes in
2018. On 21 December 2017, that court granted the defendants’
motion to dismiss in part, dismissing a number of claims with prejudice, and denied it in part.
The district court conducted a five-day hearing on the motion for class certification and on the motion challenging the
admissibility of expert opinion testimony in December 2020.
On 1 September 2023, the district court entered an order
certifying a subset of the plaintiffs’ proposed classes covering purchasers of NAS menthol cigarettes in six states and
declining to certify the other proposed classes. The defendants and plaintiffs both appealed from that order to the U.S. Court of Appeals for the Tenth Circuit. Briefing is complete and oral argument is expected in the first half of 2025.
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
28.In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £115.8 billion) in punitive damages, apportioned US$36.3 billion (£29.0 billion)
to RJRT, US$17.6 billion (£14.1 billion) to B&W, and
US$16.3 billion (£13.0 billion) to Lorillard Tobacco and Lorillard
Inc. The three class representatives in the Engle class action were awarded US$13 million (£10.4 million) in compensatory
damages.
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
(subsequently extended to 11 January 2008).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

30.During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (PM USA), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million (approximately
£79.8 million) divided as follows: RJRT US$42.5 million (£33.9 million); PM USA US$42.5 million (£33.9 million); and Lorillard Tobacco
US$15 million (£12.0 million). The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal, and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.
31.As at 31 December 2024, there were approximately 91 Engle progeny cases pending in which RJRT, B&W and/or Lorillard Tobacco have all been named as defendants and served. These cases include claims by or on behalf of 125 plaintiffs. In addition, as at
31 December 2024, RJRT was aware of two additional Engle progeny cases that have been filed but not served. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an ‘offer of judgment’ from RJRT and/or RJRT’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves the offering party's right to seek attorneys’ fees under Florida law in the event of a favourable verdict. Such offers are sometimes made through court-ordered mediations.
32.32 trials occurred in Engle progeny cases in Florida state courts against RJRT, B&W and/or Lorillard Tobacco from 1 January 2022 through 31 December 2024, and additional state court trials are scheduled for 2025.
33.The following chart identifies the number of trials in Engle progeny cases as at 31 December 2024 and additional information about the adverse judgments entered:

Trials/verdicts/judgments of individual Engle progeny cases from 1 January 2022 through 31 December 2024:
Total number of trials	32
Number of trials resulting in plaintiffs’ verdicts	16*
Total damages awarded in final judgments against RJRT	US$102,900,000 (£82 million)
Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$63,700,000 (of overall US$102,900,000 ) (£51 million of £82 million)
Amount of overall damages comprising ‘punitive damages’ (approximately)	US$39,200,000 (of overall US$102,900,000) (£31 million of £82 million)
Note:
*Of the 16 trials resulting in plaintiffs’ verdicts 1 January 2022 to 31 December 2024 (note 31(k)):

Number of adverse judgments appealed by RJRT (note 31(l))	10
Number of adverse judgments, in which RJRT still has time to file an appeal	0
Number of adverse judgments in which an appeal was not, and can no longer be, sought	6
(Note 31(k)) The 32 trials include one case that was tried twice (Miller v R. J. Reynolds Tobacco Co.). The first trial resulted in mistrial, while the second resulted in a verdict for the plaintiff. The 32 trials also include two cases with two punitive damages retrials, both within the time period and both prior to the time period (Ledo v R. J. Reynolds Tobacco Co., Spurlock v. R. J. Reynolds Tobacco Co.).
(Note 31(l)) Of the 10 adverse verdicts appealed by RJRT as a result of judgments arising in the period 1 January 2022 to 31 December 2024:
a.5 appeals remain undecided in the District Courts of Appeal; and
b.5 judgments were affirmed and paid.
34.By statute, Florida applies a US$200 million (£159.7 million) bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed. In addition, bills have been introduced in sessions of the Florida legislature that would eliminate the Engle progeny bond cap, but those bills have not been enacted as at 31 December 2024.
35.In 2024, RJRT paid judgments in four Engle progeny cases. Those payments totalled approximately US$4.7 million (approximately
£3.8 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest.
36.In addition, accruals for damages and statutory interest for two cases (Konzelman v. R. J. Reynolds Tobacco Co., Blackwood v. R. J.
Reynolds Tobacco Co.), two pre-trial case resolutions and the remaining amounts of two resolution bundles were recorded in
Reynolds American’s consolidated balance sheet as at 31 December 2024 to the value of approximately US$25.0 million
(approximately £20.0 million).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
(c) Individual Cases
37.As at 31 December 2024, 197 individual cases were pending in the United States against RJRT, B&W and/or Lorillard Tobacco.
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
The category does not include the Engle progeny cases, Broin II cases, and Filter Cases discussed above and below. Three of the individual cases are brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to
Environmental Tobacco Smoke (ETS).
38.The following chart identifies the number of individual cases pending as at 31 December 2024 as against the number pending as at
31 December 2023, along with the number of Engle progeny cases, Broin II cases, and Filter Cases, which are discussed further below.

Case Type	U.S. Case Numbers 31 December 2024	U.S. Case Numbers 31 December 2023	Change in Number Increase / (Decrease)
Individual Smoking and Health Cases (note 31(m))	197	202	(5)
Engle Progeny Cases (Number of Plaintiffs) (note 31(n))	91 (125)	305 (380)	(214) ((255))
Broin II Cases (note 31(o))	69	1,171	(1,102)
Filter Cases (note 31(p))	29	35	(6)
(Note 31(m)) Out of the 197 pending individual smoking and health cases, four have received adverse verdicts or judgments in the court of first instance or on appeal, and the total amount of those verdicts or judgments is approximately US$140.5 million
(approximately £112.2 million), of which US$85 million (£67.9 million) is the result of the jury’s verdict in the Marvin Manious v. R. J.
Reynolds Tobacco Co. case.
(Note 31(n)) The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed.
Please see earlier table in paragraph 33.
(Note 31(o)) Broin v. Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In
October 1997, RJRT, B&W, Lorillard Tobacco and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of
US$300 million (£239.5 million) in three annual US$100 million (£79.8 million) instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million (£39.1 million) for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million (approximately £68.7 million); B&W’s was approximately US$57 million (approximately £45.5 million);
and Lorillard Tobacco’s was approximately US$31 million (approximately £24.8 million). The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as ‘general causation’. With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as ‘specific causation’, individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida
Supreme Court approved the settlement. There have been no Broin II trials since 2007. There have been periodic efforts to activate cases and the Group expects this to continue over time. In 2024, RJRT resolved approximately half of the remaining Broin II cases.
RJRT sought and obtained dismissal of nearly all of the remaining cases due to inactivity on the files, leaving 69 cases pending as of
31 December 2024.
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
products sold by P. Lorillard Company that contained the filter material. As of 31 December 2024, Lorillard Tobacco and/or Lorillard
Inc. was a defendant in 29 Filter Cases. Since 1 January 2022, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$19.4 million (approximately £15.5 million) in settlements to resolve 87 Filter Cases.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
released the defending major U.S. cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major U.S. cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion (£4.2 billion) trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.
41.RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements. Payments under the
State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit, net operating profit (NOP) and inflation. Reynolds American’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2021, 2022, 2023 and 2024 and the projected expenses and payments for 2025 and onwards are set forth below (in millions of US dollars)*:

	2021	2022	2023	2024	2025	2026 and thereafter
Settlement expenses	$3,420	$2,951	$2,516	$2,160
Settlement cash payments	$3,744	$3,129	$2,874	$2,535
Projected settlement expenses					>$2,000	>$1,900
Projected settlement cash payments					>$2,200	>$1,900
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
45.RJRT, Lorillard Tobacco and SFNTC are or were involved in the NPM Adjustment proceedings concerning the years 2003 to 2024.
In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into an agreement (the Term Sheet) with certain settling states that resolved accrued and future NPM adjustments. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their qualifying statutes in the year 2003, additional states joined the Term Sheet. RJRT executed the NPM Adjustment Settlement
Agreement on 25 September 2017 (which incorporated the Term Sheet). Since the NPM Adjustment Settlement Agreement was
executed, an additional 13 states have joined. In 2024, an additional state, Massachusetts, entered a separate settlement of the NPM
Adjustment dispute covering the years 2005-2011. The arbitration panels ruled in September 2021 that two states, Washington and
Missouri, had not diligently enforced their qualifying statutes in the year 2004. On 30 November 2021, Missouri moved to vacate the
2004 NPM Adjustment Arbitration Panel’s award finding in favour of RJRT. A hearing was held on 27 February 2024. On 30 September
2024, the Missouri Circuit Court denied Missouri’s motion to vacate the 2004 award and the PMs’ motion to vacate the Panel’s order regarding reallocation. On 14 January 2025, the Missouri Circuit Court revised its 30 September 2024 order to denominate the order a judgment and to confirm the 2004 Award. The State filed a notice of appeal on 21 January 2025. Briefing has not yet commenced.
In September 2022, a panel ruled that an additional state, New Mexico, had not diligently enforced its qualifying statute in the year
2004. On 30 August 2023, the New Mexico District Court vacated this decision. A notice of appeal was filed on 27 September 2023;
briefing is complete and oral argument was held on 28 January 2025. A ruling on the appeal has not yet been issued. In December
2023, a panel ruled that Washington had also not diligently enforced its qualifying statute in the years 2005, 2006 and 2007. On 28
March 2024, Washington filed a motion to vacate the arbitration panel’s award determining it was non-diligent in 2005, 2006, and
2007. RJRT filed its opposition brief on 10 May 2024. Washington filed its reply brief on 31 May 2024. A hearing was held on 26 July
2024 and the court issued an order denying Washington’s motion to vacate on the same date. On 23 August 2024, Washington filed a notice of appeal from the order denying vacatur. On 9 September 2024, Washington requested direct review of its appeal by the
Washington Supreme Court. RJR Tobacco filed its opposition to Supreme Court review on 23 September 2024. On 6 November 2024, the Supreme Court rejected Washington’s request for direct review and transferred the appeal to the Court of Appeals. Washington filed its opening appeal brief on 30 January 2025. RJRT’s answer brief is due 3 March 2025. NPM proceedings are ongoing and could result in further reductions of the companies’ MSA-related payments.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
46.On 18 January 2017, the State of Florida filed a motion to join
Imperial Tobacco Group, PLC (ITG) as a defendant and to
enforce the Florida State Settlement Agreement, which
motion sought payment under the Florida State Settlement
Agreement of approximately US$45 million (approximately
£35.9 million) with respect to the four brands (Winston,
Salem, Kool and Maverick) that were sold to ITG in the
divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of Reynolds American and Lorillard, to a wholly owned subsidiary of Imperial Brands plc (the Divestiture),
referred to as the ‘Acquired Brands’. The motion also claimed future annual losses of approximately US$30 million per year
(approximately £24.0 million) absent the court’s enforcement of the Florida State Settlement Agreement. The State’s
motion sought, among other things, an order declaring that
RJRT and ITG are in breach of the Florida State Settlement
Agreement and are required, jointly and severally, to make
annual payments to the State under the Florida State
Settlement Agreement with respect to the Acquired Brands.
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
On 12 August 2020, RJRT filed a motion for rehearing or for
certification to the Florida Supreme Court of the 29 July 2020
decision. RJRT posted a total bond in the amount of
US$187.8 million (£149.9 million) for its appeal. RJRT’s motion for rehearing or certification to the Florida Supreme Court
was denied on 18 September 2020 and its motion for review
was denied by the Florida Supreme Court on 18 December
2020. On 5 October 2020, RJRT satisfied the Final Judgment
(approximately US$193 million (approximately £154 million)
and paid approximately US$3.2 million (approximately
£2.6 million) of Florida’s attorneys’ fees. RJRT's appellate bonds were released to RJRT by order dated 5 November
2020. As explained below, RJRT has secured an order in the
Delaware action requiring ITG to indemnify it for amounts
paid under the Final Judgment.
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
On 30 September 2022, the court granted summary
judgment for Reynolds American and RJRT, holding that ITG
assumed the liability that the Final Judgment imposed on
RJRT for settlement payments to the State of Florida based
on ITG's post-closing sales of the Acquired Brands. The parties then engaged in a second round of summary judgment
briefing on the amount of indemnifiable damages. On
2 October 2023, the court partially granted summary
judgment for Reynolds American and RJRT, holding that they
are entitled to indemnification of the principal amounts that
RJRT paid to Florida and the interest it paid to Florida on those payments. The court deferred to trial the question whether
ITG’s indemnification obligation should be reduced to account for how NOP adjustment payments (NOP Adjustment) would
have been allocated if ITG had joined the Florida State
Settlement Agreement. Trial was held 8-9 July 2024, and the
court held a post-trial hearing on 6 November 2024. A
decision is expected in the first half of 2025. ITG has agreed, subsequent to the Chancery Court’s decision on past
payments, that it will indemnify every settlement payment
that RJRT makes in the future to Florida based on ITG’s sales of Acquired Brands cigarettes (subject to the issues
addressed at trial and to its right to appeal).
49.In June 2015, ITG joined the Mississippi State Settlement
Agreement. On 26 December 2018, PM USA filed a motion
to enforce the settlement agreement against RJRT and ITG
alleging RJRT and ITG failed to act in good faith in calculating the base year NOP for the Acquired Brands, claiming
damages of approximately US$6 million (approximately
£4.8 million) through 2017. On 21 February 2019, the Chancery
Court of Jackson County, Mississippi held a scheduling
conference and issued a discovery schedule order. A hearing
on PM USA’s motion to enforce, originally scheduled for
3-6 May 2021, was adjourned on consent of the parties to
11-12 August 2021. On 8 June 2021, PM USA and RJRT entered
into a settlement agreement resolving the outstanding
payment calculation issues. On 11 June 2021, the Mississippi
Chancery Court entered an order withdrawing PM USA’s
motion to enforce. On 14 June 2021, RJRT made a payment of
US$5.1 million (£4.1 million) to PM USA. On 3 December 2019, the State of Mississippi filed a notice of violation and motion to enforce the settlement agreement in the Chancery Court of
Jackson County, Mississippi against RJRT, PM USA and ITG,
seeking a declaration that the base year 1997 NOP to be used in calculating the NOP Adjustment was not affected by the
change in the federal corporate tax rate in 2018 from 35% to
21%, and an order requiring RJRT to pay the approximately
US$5 million (approximately £4.0 million) difference in its 2018 payment because of this issue. Determination of this issue
may affect RJRT’s annual payment thereafter. A hearing on
Mississippi’s motion to enforce occurred on 6-7 October 2021.
On 10 June 2022, the Mississippi Chancery Court granted the
State's motion to enforce, finding that the base year 1997 NOP to be used in calculating the NOP Adjustment was not
affected by the change in the federal corporate tax rate in
2018. RJRT appealed the motion to enforce.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

On 29 July 2022, the parties each submitted a supplemental
briefing on damages, including interest and attorneys' fees.
A hearing on damages, originally scheduled for 7 December
2022, took place on 14 March 2023. On 13 February 2024,
the Chancery Court awarded the State attorneys’ fees of
approximately US$1.3 million (approximately £1 million).
On 7 May 2024, the court entered a Final Judgment awarding
the State compensatory damages of approximately
US$23.5 million (approximately £18.8 million) plus 8%
prejudgment interest, and approximately US$1 million
(approximately £798,467) in additional attorneys’ fees against
RJRT. On 17 May 2024, the court entered an Amended Final
Judgment correcting a scrivener’s error. On 5 June 2024, RJRT filed a Notice of Appeal. On 6 June 2024, PM USA filed a
Notice of Appeal. On 19 June 2024, the State filed a Notice of
Appeal from the amount of attorneys’ fees awarded and post-
judgment interest on the prejudgment interest awarded. On
3 October 2024, following a settlement between PM USA
and the State, the Mississippi Supreme Court dismissed PM
USA’s appeal and the State’s appeal as it relates to PM USA.
RJRT continues to appeal the Final Judgment.
50.In January 2021, RJRT reached an agreement with several MSA states to waive RJRT’s claims under the MSA in connection with a settlement between those MSA states and a non-participating manufacturer, S&M Brands, Inc. (S&M Brands), under which the states released certain claims against S&M Brands in exchange for receiving a portion of the funds S&M Brands had deposited into escrow accounts in those states pursuant to the states’ escrow statutes. In consideration for waiving claims, RJRT, together with
SFNTC, received approximately US$55.4 million (approximately
£44.2 million) from the escrow funds paid to those MSA
states under their settlement with S&M Brands.
51.On 27 May 2022, PM USA filed a motion to compel arbitration under the MSA against RJRT and ITG in North Carolina
Superior Court claiming RJRT and ITG inaccurately calculated the base year NOP for the Acquired Brands and this
improperly shifted approximately US$80 million
(approximately £63.9 million) in MSA payment obligations
from RJRT to PM USA, to date. On 7 June 2022, RJRT and
PM USA negotiated a resolution of the MSA claims, in which
RJRT agreed to, among other things, pay PM USA the sum
of approximately US$37 million (approximately £29.5 million).
52.On 28 July 2022, the State of Iowa filed a motion to enforce the
Consent Decree and MSA against the PMs asserting, among
other things, claims for breach of contract and violations of the
Iowa False Claims Act. Iowa sought over US$130 million
(£103.8 million) in damages, as well as treble damages. The PMs filed their resistance to Iowa’s motion and a motion to compel arbitration on 26 September 2022. Iowa filed its resistance to the
PMs’ motion to compel arbitration on 6 October 2022, and the
PMs filed their reply on 31 October 2022. A hearing on the motion was held on 21 December 2022. On 9 February 2023, the Iowa
District Court granted the PMs' motion to compel arbitration, stayed the State’s motion to enforce pending the arbitration, and ordered a status conference for 9 February 2024. On 7 March
2023, Iowa filed a withdrawal of its motion to enforce, mooting the need for a status conference.
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
On 10 February 2023, the PMs filed a motion to compel arbitration or, in the alternative, motion to dismiss New Mexico’s complaint and alternative motion to enforce. The State’s response to the
PMs’ motion to compel was filed on 27 March 2023, and the PMs’
reply was filed on 14 April 2023; a hearing was held on 30 October
2023. On 29 December 2023, the New Mexico District Court
granted the PMs’ motion to compel arbitration. On 29 January
2024, New Mexico filed a notice of appeal. Briefing is complete.
On 29 March 2024, RJRT filed a motion to dismiss New Mexico’s appeal. On 28 August 2024, RJRT filed a motion to stay briefing on the appeal while its motion to dismiss the appeal is
pending. On 12 September 2024, New Mexico opposed RJRT’s
motion to stay. The motion was denied on 24 September
2024, with RJRT’s motion to dismiss held in abeyance pending submission of the appeal to a panel of judges.
54.On 21 February 2024, New Mexico provided the PMs with a
30-day notice of its intent to initiate proceedings to seek from the New Mexico District Court a declaratory judgment
interpreting the term “diligently enforce” as that term is to be applied to New Mexico. On 22 March 2024, New Mexico filed
a complaint with the New Mexico District Court seeking a
declaratory judgment interpreting the term “diligently
enforce.” RJRT filed a motion to compel arbitration and to
dismiss the complaint on 19 April 2024. New Mexico filed its response brief on 21 May 2024, and RJRT filed its reply brief on
10 June 2024. The New Mexico District Court set a hearing
date of 23 September 2024. On 20 June 2024, New Mexico
filed a motion for leave to file a sur-reply to RJRT’s motion to compel arbitration and to dismiss the complaint. RJRT filed its opposition on 8 July 2024. New Mexico filed its reply on 26 July
2024. A hearing occurred on 23 September 2024, at which the
New Mexico District Court granted RJRT's motion to compel
arbitration and dismissed the complaint from the bench. The
New Mexico District Court issued an order to that effect on
13 November 2024. New Mexico filed a notice of appeal on
9 December 2024 and a docking statement on 8 January
2025. Briefing has not yet commenced. On 23 February 2024,
PM USA sent New Mexico a 30-day notice of intent to initiate a proceeding against New Mexico, giving notice that it intends to bring an action in the New Mexico District Court seeking an enforcement order compelling New Mexico to participate in a
proceeding before a firm to resolve a dispute over whether
New Mexico’s statutes requiring escrow deposits on certain
Cigarettes sold in New Mexico constitute a Qualifying Statute as required by the MSA.
55.On 2 March 2023, the State of Texas issued a demand letter to RJRT, PM USA and ITG, pursuant to the Texas Tobacco
Settlement Agreement, for underpaid sums owed to Texas for
years 2019 through 2022 and a change in the calculation going forward, asserting that RJRT, PM USA and ITG issued
payments to Texas that were based on unauthorized changes
to the base year 1997 NOP by incorporating into their
calculations the lower federal corporate tax rate enacted in
2018. The State seeks damages in the amount of at least
US$114 million (£91 million) cumulative for 2019 through 2022
(the last year for which there was a calculation at the time of the demand). In addition, in a letter to the independent
accounting firm retained by the parties to calculate settlement payments due under the previously settled State Settlement
Agreements, PricewaterhouseCoopers LLC (PwC LLC) dated 3
March 2023, Texas requested that PwC LLC’s calculation of
the NOP Adjustment due to Texas for 2022 be based on the
value fixed in the Mississippi decision (discussed above) that found the base year 1997 net operating profit to be used in
calculating the NOP Adjustment was not affected by the
change in the federal corporate tax rate in 2018. On 13 March
2023, the parties entered into an agreement tolling the
statute of limitations for the State to file a motion to enforce on these issues until 15 May 2023.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
On 24 March 2023, PwC LLC’s calculation of the net operating profit adjustment due to Texas for 2022 did not use the value fixed in the Mississippi decision. On 8 May 2023, PM USA and
RJRT filed a motion to enforce the settlement agreement.
On 22 May 2023, Texas filed its opposition and cross-motion
to enforce the settlement agreement. On 30 May 2023,
PM USA and RJRT filed a combined opposition to the cross-
motion and reply in further support of the motion. On 6 June
2023, Texas filed a reply in support of its cross motion to
enforce the settlement agreement. On 13 June 2023, PM USA
and RJRT filed a sur-reply in response to the State’s reply in support of cross-motion to enforce the settlement
agreement. On 15 March 2024, the court granted the state’s
cross-motion to enforce and denied the motion to enforce
filed by PM USA and RJRT. The court ordered that each party
shall have thirty (30) days to present a respective memorandum on damages and interest. The parties filed their briefs on
damages and interest on 15 April 2024. The parties also filed supplemental briefs. The Court held a hearing on 17 July 2024.
56.On 16 March, 2023, the State of Minnesota sent a letter to
PwC LLC, joining in the positions taken by the States of Texas and Florida that PwC LLC’s calculation of the NOP
Adjustment due Minnesota for the years 2018 and after be
based on the value fixed in the Mississippi decision that found the base year 1997 NOP to be used in calculating the NOP
Adjustment was not affected by the change in the federal
corporate tax rate in 2018. On 24 March 2023, PwC LLC’s
calculation of the NOP Adjustment due Minnesota for 2022
did not use the value fixed in the Mississippi decision. On
2 July 2024, the State filed a motion to enforce the Settlement
Agreement. A hearing was held 26 September 2024. On
9 December 2024, the Minnesota court granted the State of
Minnesota’s Motion to Enforce the Settlement Agreement
and granted the parties 30 days (until 8 January 2025) to meet and confer on the issue of damages, interest, and civil
penalties including attorneys’ fees. The Minnesota court also directed that within 30 days, PwC LLC shall calculate all future
Minnesota NOP Adjustments using US$3,115.1 million as the
Base Net Operating Profit. On 8 January 2025, the parties
informed the court that they have not resolved all remaining issues and will need to brief them. On 16 January 2025, the
court directed the parties to mediation of the remaining issues.
Tobacco-Related Litigation Outside the U.S.
57.As at 31 December 2024:
a)medical reimbursement actions are being brought
in Angola, Brazil, Canada, Nigeria and South Korea;
b) class actions are being brought in Canada and
Venezuela; and
c) active tobacco product liability claims against the Group’s companies existed in 12 markets outside the U.S. The only
markets with five or more claims were Argentina, Brazil,
Canada, Chile, Nigeria and Italy.
(a) Medical reimbursement cases
Angola
58.In November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (SUT) was served with a collective
action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos
Direitos do Consumidor (AADIC). The lawsuit seeks damages
of AOA800 million (£692,327) allegedly incurred by the
Angolan Instituto Nacional do Controlo do Cancro (INCC) for
the cost of treating tobacco-related disease, non-material
damages allegedly suffered by certain individual smokers on
the rolls of INCC, and the mandating of certain cigarette
package warnings. SUT filed its answer to the claim on 5
December 2016. The case remains pending.
Canada
59.On 1 March 2019, the Québec Court of Appeal handed down
a judgment which largely upheld and endorsed the lower
court’s previous decision in two Québec class actions (the
Québec Class Actions), as further described below. The share of the judgment for Imperial Tobacco Canada Limited
(Imperial), the Group’s operating company in Canada, is
approximately CAD$9.2 billion (approximately £5.1 billion).
As a result of this judgment, there were attempts by the
Quebec plaintiffs to obtain payment out of the
CAD$758 million (£420.8 million) on deposit with the court.
JTI-MacDonald Corp ((JTIM) a subsidiary of Japan Tobacco
International (JTI) and a co-defendant in the cases) filed for creditor protection under the Companies’ Creditors
Arrangement Act (the CCAA) on 8 March 2019. A court order
to stay all tobacco litigation in Canada against all defendants
(including RJRT and its affiliate R.J. Reynolds Tobacco
International Inc. (collectively, the RJR Companies)) until
4 April 2019 was obtained, and the need for a mediation
process to resolve all the outstanding litigation across the country was recognised. On 12 March 2019 Imperial filed for
creditor protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or
contemplated litigation against Imperial, certain of its
subsidiaries and all other Group companies that were
defendants in the Canadian tobacco litigation, including
British American Tobacco p.l.c. (the Company), Investments,
Industries and Carreras Rothmans Limited (collectively, the
UK Companies). On 22 March 2019, Rothmans, Benson &
Hedges Inc. ((RBH) a subsidiary of Philip Morris International
Inc.) also filed for CCAA protection and obtained a stay of
proceedings (together with the other two stays, the Stays).
The Stays are currently in place until 3 March 2025 or until such time as the Court’s decision on the Sanction Order is
released (see paragraph 62 below). While the Stays are in
place, no steps are to be taken in connection with the
Canadian tobacco litigation with respect to Imperial, certain of its subsidiaries or any other Group company.
60.On 17 October 2024, the court-appointed mediator and
monitor filed a proposed plan of compromise and
arrangement for Imperial in the Ontario Superior Court of
Justice. Substantially similar proposed plans were also filed for RBH and JTIM (collectively, the Proposed Plans).
61.Under the Proposed Plans, if they are ultimately sanctioned and implemented, Imperial, RBH and JTIM (the Companies)
would pay an aggregate settlement amount of
CAD$32.5 billion (£18.0 billion) to settle all claims and litigation relating to tobacco in Canada including, the Quebec Class
Actions, the Provincial Actions (as described in paragraphs 65 to 66 below), outstanding Class Actions (as set out in more
detail in paragraphs 74 to 84 below with the exception of the
Danver Bauman action described in paragraph 85, which is
not tobacco-related) and individual actions. This amount
would be funded by:
a)an upfront payment equal to all the Companies' cash and
cash equivalents on hand (including investments held at
fair value) plus certain court deposits (subject to an
aggregate industry withholding of CAD$750 million (£416
million)) plus 85% of any cash tax refunds that may be
received by the Companies on account of the upfront
payments; and
b)annual payments based on a percentage (initially 85%,
reducing over time) of each of the Companies’ net income
after taxes, based on amounts generated from all sources,
excluding New Categories, until the aggregate settlement
amount is paid. The performance of Imperial’s New
Categories (including Vapour products and nicotine
pouches) is not included in the basis for calculating the
annual payments.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

62.On 31 October 2024, the court hearing to rule on the Claims
Procedure Orders and Meeting Orders took place and these
were granted. In accordance with the Meeting Order, a
creditors' meeting was held on 12 December 2024 and the
Proposed Plans were approved by the requisite majorities of
the creditors. A Sanction Hearing took place between 29-31
January 2025. During the Sanction Hearing, the Court was
asked to sanction the Proposed Plans. The Court’s decision is currently pending and the Stays are extended until 3 March
2025, or until such time as the Court’s decision on the
Sanction Order is released.
63.If the Proposed Plans are sanctioned and implemented,
Imperial will be required to pay into the settlement fund cash and cash equivalents on hand (including investments held at
fair value) plus certain court deposits (subject to an aggregate industry withholding of CAD$750 million (£416 million)). At
31 December 2024, a provision has been recognised in relation to this liability - see note 24. Subject to the sanction order, the cash is expected to be paid in 2025.
64.If the Proposed Plans are sanctioned and implemented,
Imperial and the other Companies will be required to make
annual payments based on a percentage of net income after
tax based on amounts generated from all sources, excluding
New Categories, until they settle the liability in full. At
31 December 2024, a provision has been recognised to reflect management's best estimate of Imperial’s total payments
under the Proposed Plans - see note 24.
The below represents the state of the referenced litigation
as at the advent of the Stays.
65.Following the implementation of legislation enabling provincial governments to recover health-care costs directly from
tobacco manufacturers, 10 actions for recovery of health-care costs arising from the treatment of smoking- and health-
related diseases have been brought. These proceedings
name various Group companies as defendants, including the
UK Companies and Imperial as well as the RJR Companies
(the Provincial Actions). Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business to JTI, JTI has agreed to indemnify RJRT for all liabilities and obligations (including litigation costs) arising in respect of the Canadian recoupment actions. Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.
66.The 10 cases were proceeding in the provinces of British
Columbia, New Brunswick, Newfoundland and Labrador,
Ontario, Québec, Manitoba, Alberta, Saskatchewan, Nova
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
Current stage: The defences of Imperial, Investments,
Industries, Carreras Rothmans Limited and the RJR
Companies have been filed, and document production and
discoveries were ongoing. On 13 February 2017, the Province
delivered an expert report dated October 2016, quantifying
its damages in the amount of CAD$118 billion (£65.5 billion).
No trial date has been set. The federal government is seeking
CAD$5 million (£2.8 million) jointly from all the defendants in respect of costs pertaining to the third-party claim, now
dismissed.
Canadian province: New Brunswick
Act pursuant to which Claim was brought: Tobacco
Damages and Health Care Costs Recovery Act 2006
Companies named as Defendants: Imperial, the UK
Companies and the RJR Companies have been named as
defendants and served.
Current stage: The defences of Imperial, the UK Companies
and the RJR Companies have been filed and document
production and discoveries are substantially complete. The
most recent expert report filed by the Province estimated a
range of damages between CAD$11.1 billion (£6.2 billion) and
CAD$23.2 billion (£12.9 billion), including expected future costs.
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
On 15 June 2018, the Province delivered an expert report
quantifying its damages in the range of CAD$280 billion
(£155 billion) – CAD$630 billion (£350 billion) in 2016/2017 dollars for the period 1954 – 2060, and the Province amended the damages sought in its Statement of Claim to
CAD$330 billion (£183.2 billion). On 31 January 2019, the
Province delivered a further expert report claiming an
additional amount between CAD$9.4 billion (£5.2 billion)
and CAD$10.9 billion (£6.1 billion) in damages in respect of
ETS. No trial date has been set.
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
RJR Companies have been filed and the Province has delivered a test shipment of documents. Damages have not been
quantified by the Province. No trial date has been set.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
RJR Companies have been filed and the Province commenced
its document production. The Province has stated its claim to be worth CAD$10 billion (£5.6 billion). No trial date has been set.
Canadian province: Québec
Act pursuant to which Claim was brought: Tobacco Related
Damages and Health Care Costs Recovery Act 2009
Companies named as Defendants: Imperial, Investments,
Industries, the RJR Companies and Carreras Rothmans
Limited have been named as defendants and served.
Current stage: This case is at an early case management
stage. The defences of Imperial, Investments, Industries,
Carreras Rothmans Limited and the RJR Companies have
been filed. Motions over admissibility of documents and
damages discovery have been filed but not heard. The
Province is seeking CAD$60 billion (£33.3 billion). No trial date has been set.
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
Nigeria
67.British American Tobacco (Nigeria) Limited (BAT Nigeria), the
Company and Investments have been named as defendants in
a medical reimbursement action by the federal government of
Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano
(9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008),
Ogun (26 February 2008), and Gombe (17 October 2008)
commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately
NGN10.6 trillion (approximately £5.5 billion) in damages,
including special, anticipatory and punitive damages,
restitution and disgorgement of profits, as well as
declaratory and injunctive relief.
68.The suits claim that the state and federal government
plaintiffs incurred costs related to the treatment of smoking-
related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of
tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability,
indemnity, restitution, unjust enrichment, voluntary
assumption of a special undertaking, and performance
of another’s duty to the public.
69.The Company and Investments have made a number of
challenges to the jurisdiction of the Nigerian courts. Such
challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun.
The underlying cases are stayed or adjourned pending the
final outcome of these jurisdictional challenges. In the state of
Oyo, on 13 November 2015, and 24 February 2017, respectively, the Company’s and Investments’ jurisdictional challenges
were successful in the Court of Appeal and the issuance
of the writ of summons was set aside.
South Korea
70.In April 2014, Korea’s National Health Insurance Service (NHIS)
filed a healthcare recoupment action against KT&G (a Korean
tobacco company), PM Korea and BAT Korea (including BAT
Korea Manufacturing). The NHIS is seeking damages of
roughly KRW54 billion (approximately £29.3 million) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal
(squamous cell) cancer between 2003 and 2012. Court
hearings in the case, which constitute the trial, commenced
in September 2014. On 20 November 2020, the court issued
a judgment in favour of the defendants and dismissing all of the plaintiff’s claims. The NHIS filed an appeal of the judgment on 11 December 2020. Appellate proceedings commenced
in June 2021 and remain ongoing.
Brazil
71.On 21 May 2019, the Federal Attorney’s Office (AGU) in Brazil
filed an action in the Federal Court of Rio Grande do Sul
against the Company, the BAT Group’s Brazilian subsidiary
Souza Cruz LTDA (Souza Cruz), Philip Morris International,
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

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

72.On 19 July 2019, the trial court ordered that service of the action on the Company be effected via service on Souza Cruz.
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
73.On 19 February 2021, the Associação de Controle do
Tabagismo, Promoção da Saúde (ACT) filed a petition seeking
to intervene in the case as amicus curiae. Souza Cruz, PMB and the Company filed responses (on 25 March 2021, 26 March
2021 and 20 August 2021, respectively) asserting that ACT's
request should be rejected and/or in the alternative that the scope of ACT's intervention rights should be limited. On 13 May
2022, the trial court ordered the AGU to reply to the defences within 30 business days, and also permitted the ACT to
intervene, limiting ACT's rights as amicus curiae to presenting technical and scientific opinions and participating in court hearings. The AGU submitted its reply on 5 July 2022. Souza
Cruz, PMB and the Company submitted responses to the
AGU's reply on 26 August 2022. On 19 May 2020, notice was
sent to the Public Prosecutor’s Office (MPF) regarding the
AGU’s request that the MPF join the action as a plaintiff.
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
(b) Class Actions
Canada
74.As described in paragraph 59, the Canadian tobacco litigation is currently stayed subject to court-ordered stays of proceeding
(the Stays). The Stays are currently in place until 3 March 2025 or until such time as the Court decision on the Sanction Order is released (see paragraph 62 above). While the Stays are in place, no steps are to be taken in connection with the Canadian
tobacco litigation with respect to Imperial, certain of its
subsidiaries or any other Group company. As described
in paragraphs 60 to 64, the Proposed Plans have received
creditor approval and a sanction hearing to approve the
Proposed Plans took place between 29-31 January 2025.
During the Sanction Hearing, the Court was asked to approve
the Proposed Plans in view of its implementation. The Court’s decision is currently pending. Under the Proposed Plans,
if they are ultimately sanctioned and implemented, the
Companies (including Imperial) would be required to pay
an aggregate settlement amount of CAD$32.5 billion
(£18 billion) to settle all claims and litigation relating to tobacco in Canada including, the outstanding Class Actions
listed below (with the exception of the Danver Bauman action described in paragraph 85, which is not tobacco-related).
75.The below represents the state of the referenced litigation as at the advent of the Stays.
76.There are 11 class actions being brought in Canada against
Group companies.
77.Knight Class Action: the Supreme Court of British Columbia
certified a class of all consumers who purchased Imperial
cigarettes in British Columbia bearing ‘light’ or ‘mild’
descriptors since 1974. The plaintiff is seeking compensation for amounts spent on ‘light and mild’ products and a
disgorgement of profits from Imperial on the basis that the
marketing of light and mild cigarettes was deceptive because it conveyed a false and misleading message that those
cigarettes are less harmful than regular cigarettes.
78.On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third-party claim against the federal
government was dismissed by the Supreme Court of Canada.
The federal government is seeking a cost order of
CAD$5 million (£2.8 million) from Imperial relating to its now dismissed third-party claim. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application was heard on 23 June 2017 and was
dismissed on 23 August 2017. Notice to class members of
certification was provided on 14 February 2018. As at the date of the Stays, the next steps were expected to include
discovery-related ones.
79.Growers’ Class Action: in December 2009, Imperial was
served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’
Marketing Board. The plaintiffs allege that Imperial and the
Canadian subsidiaries of PMI and JTI failed to pay the agreed domestic contract price to the growers used in products
manufactured for the export market and which were
ultimately smuggled back into Canada. JTI has sought
indemnification pursuant to the JTI Indemnities (discussed
below at paragraphs 136 to 137). The plaintiffs seek damages in the amount of CAD$50 million (£27.8 million). Various
preliminary challenges have been heard, the last being a
motion for summary judgment on a limitation period. The
motion was dismissed and ultimately, leave to appeal to the
Ontario Court of Appeal was dismissed in November 2016.
In December 2017, the plaintiffs proposed that the action
proceed by way of individual actions as opposed to a class
action. The defendants did not consent. As at the date of the
Stays, the claim was in abeyance pending further action from the plaintiffs.
80.Québec Class Actions: there are currently two smoking
and health class actions in Québec, certified by the Québec
Superior Court on 21 February 2005 against Imperial and
two other domestic manufacturers. Judgment was rendered
against the defendants on 27 May 2015. Pursuant to the
judgment, the plaintiffs were awarded damages and interest
against Imperial and the Canadian subsidiaries of PMI and JTI in the amount of CAD$15.6 billion (£8.7 billion), most of which was on a joint and several basis, of which Imperial’s share was
CAD$10.4 billion (£5.8 billion). An appeal of the judgment was filed on 26 June 2015. The court also awarded provisional
execution pending appeal of CAD$1,131 million (£628 million), of which Imperial’s share was approximately CAD$742 million
(£412 million). This order was subsequently overturned by the
Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against
Imperial and one other manufacturer seeking security in the
amount of CAD$5 billion (£2.8 billion) to guarantee, in whole or in part, the payment of costs of the appeal and the judgment.
On 27 October 2015, the Court of Appeal ordered the parties
to post security for the judgment in the amount of
CAD$984 million (£546 million), of which Imperial’s share was
CAD$758 million (£421 million) which amounts have been paid
into court. Imperial's share was later recalculated by the Court of Appeal as CAD$759 million (£421 million).
On 1 March 2019, the trial judgment was upheld by a
unanimous decision of the five-member panel of the Court

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
of Appeal, with one exception being an amendment to the
original interest calculation applied to certain portions of the judgment. The interest adjustment has resulted in the
reduction of the total maximum award in the two cases to
CAD$13.7 billion (£7.6 billion) as at 1 March 2019, with
Imperial’s share being reduced to approximately
CAD$9.2 billion (approximately £5.1 billion).
81.Other Canadian Smoking and Health Class Actions: seven
putative class actions, described below, have been filed against various Canadian and non-Canadian tobacco-related entities,
including the UK Companies, Imperial and the RJR Companies,
in various Canadian provinces. In these cases, none of which have quantified their asserted damages, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of
warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a ‘special duty’ to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability and violations of various trade practices and competition statutes.
Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business, and subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these seven
actions (Semple, Kunka, Adams, Dorion, Bourassa, McDermid
and Jacklin, discussed below).
82.In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan
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
83.In June 2010, two further smoking and health class actions were filed in British Columbia (Bourassa and McDermid) against various Canadian and non-Canadian tobacco-related entities,
including Imperial, the UK Companies and the RJR Companies.
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
84.In June 2012, a smoking and health class action was filed in
Ontario (Jacklin) against various Canadian and non-Canadian
tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. The claim has been in abeyance.
85.A proposed national class action was filed in the British Columbia
Supreme Court by Danver Bauman (via his litigation guardian)
on 21 December 2023 against Imperial Tobacco Company
Ltd., Imperial, and Nicoventures Trading Limited
(Nicoventures) alleging numerous statutory and common law
causes of action in connection with the design, marketing and sale of Zonnic. The action was issued in violation of the Stays, is subject to the Stays, and has not been served.
Venezuela
86.In April 2008, the Venezuelan Federation of Associations
of Users and Consumers (FEVACU) and Wolfang Cardozo
Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government.
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
(c) Individual Tobacco-Related Personal Injury Claims
87.As at 31 December 2024, the jurisdictions with the most
active individual cases against Group companies were, in
descending order: Chile (18), Brazil (12), Italy (six), Canada (five),
Argentina (five) and Ireland (two). There were a further two jurisdictions with one active case only. Out of these 50 active individual cases, as at 31 December 2024 there were two
cases in Argentina that have resulted in pending unfavourable judgments. In one case, damages were awarded totalling
ARS685,976 (£531) in compensatory damages and
ARS2,500,000 (£1,936) in punitive damages, plus post-
judgment interest. This judgment was reversed via an
appellate court ruling issued 19 September 2023. The
plaintiff’s petition for leave to appeal to the Argentina
Supreme Court was denied on 29 November 2023. The
plaintiff filed an extraordinary appeal to the Argentina
Supreme Court on 7 December 2023, which appeal remains
pending. In the other case, compensatory damages were
awarded totalling ARS2,850,000 (£2,207), with post-judgment
interest totalling approximately ARS285,842,620 (£221,373).
This judgment is currently on appeal. In addition, on 25 August
2023, an adverse written judgment was served in an individual action in Türkiye awarding TRY10,000 (£226) in compensatory
damages against British American Tobacco Tütün Mam. San.
ve Tic. A.Ş (BAT Türkiye) and Philip Morris Sabancı Pazarlama ve Satış A.Ş, now known as Philip Morris Pazarlama ve Satış
A.Ş (PMP). The judgment was reversed against BAT Türkiye
via an appellate court ruling served on 7 January 2025, on the basis that BAT Türkiye does not have standing to be sued. The judgment was upheld against PMP, with the amount of the
award increased to TRY500,000 (£11,290). PMP has appealed
the judgment against it, and the plaintiff has appealed both rulings. The appeals remain pending.
Croatian Distributor Dispute
88.BAT Hrvatska d.o.o u likvidaciji and British American Tobacco
Investments (Central and Eastern Europe) Limited are named
as defendants in a claim by Mr Perica received on 22 August
2017 and brought before the commercial court of Zagreb,
Croatia. Mr Perica seeks damages of HRK408 million
(€54 million / £45 million) relating to a BAT Standard
Distribution Agreement dating from 2005. BAT Hrvatska d.o.o
and British American Tobacco Investments (Central and
Eastern Europe) Ltd filed a reply to the statement of claim on
6 October 2017. A hearing had been scheduled to take place
on 10 May 2018, but it was postponed due to a change of the
judge hearing the case. The Commercial Court in Zagreb
declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Zagreb. TDR
d.o.o. is also named as the defendant in a claim by Mr Perica received on 30 April 2018 and brought before the commercial
court of Zagreb, Croatia. Mr. Perica seeks payment in the
amount of HRK408 million (€54 million / £45 million) claiming that BAT Hrvatska d.o.o. transferred a business unit to TDR
d.o.o, thus giving rise to a liability of TDR d.o.o. for the debts

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

incurred by BAT Hrvatska d.o.o, on the basis of the provisions of Croatian civil obligations law. A response to the statement of claim was filed on 30 May 2018. The Commercial Court in
Zagreb declared they do not have jurisdiction and that the
competent court to hear this case is the Municipal Court in
Pula. Mr Perica filed an appeal against this decision which was rejected by the High Commercial Court of The Republic of
Croatia confirming therewith that the competent court to
hear this case is the Municipal Court in Pula. The Municipal
Court in Zagreb decided that the claims by Mr Perica initiated on 22 August 2017 and 30 April 2018 shall be heard as one
case in front of the Municipal Court of Zagreb. After the two hearings were held, the Municipal Court of Zagreb appointed
the court financial and auditing appraisal to determine the
value of Mr Perica’s claim, which it determined in the amount of €15,850,579 (£13 million). BAT Hrvatska d.o.o, British
American Tobacco Investments (Central and Eastern Europe)
Ltd and TDR d.o.o, are able to challenge this valuation as part of the legal proceedings.
Florence Proceedings
89.British American Tobacco Italia SpA has been charged with administrative offences in Florence, Italy in a case against a large number of individual and corporate defendants. This
relates to potential allegations of failure to supervise or take appropriate steps to prevent alleged corruption by two (now
former) employees. The charges have been dismissed at the
preliminary hearing, concluded in December 2024, along with
the charges against all other defendants. This is subject to any appeal by the prosecutor, the time limit for which has
not yet passed.
Patents and Trademark Litigation
90.Certain Group companies are party to a number of patent
litigation cases and procedural challenges concerning the
validity of patents owned by or licensed to them and/or the
alleged infringement of third parties’ patents.
91.On 22 June 2018, an affiliate of PMI commenced proceedings against British American Tobacco Japan, Ltd. (BAT Japan) in the
Japanese courts challenging the import, export, sale and offer of sale of the glo device and of the NeoStiks consumable in Japan at the time the claim was brought (and earlier models of the glo device), alleging that the glo devices directly infringe certain claims of two Japanese patents that have been issued to the
PMI affiliate and that the NeoStiks indirectly infringe certain claims of those patents. On 17 January 2019, the PMI affiliate introduced new grounds of infringement, alleging that the glo device also infringes some other claims in the two PMI affiliate’s
Japanese patents. Damages for the glo device and NeoStiks
were claimed in the court filing, to the amount of JPY100 million
(£508,060). The PMI affiliate also filed a request for injunction with respect to the glo device. BAT Japan denied infringement and challenged the validity of the two PMI affiliate’s Japanese patents. On 30 November 2022, the Tokyo District Court
dismissed both of the above claims of the PMI affiliate on the grounds that both of the above two PMI affiliate's Japanese
patents lack inventive step and would be invalidated by a patent invalidation trial. The PMI affiliate has appealed against this judgment. The Intellectual Property High Court upheld this
judgment and dismissed the appeal of the PMI affiliate on
28 November 2023. The PMI affiliate filed a final appeal and a petition for acceptance of final appeal against the judgment of the Intellectual Property High Court. Pursuant to a global
settlement agreement between Nicoventures and the PMI
affiliate dated 1 February 2024 that resolves all ongoing patent infringement litigation between the parties related to the
Group's Heated Tobacco and Vapour products (PMI
Settlement), the PMI affiliate withdrew all the claims of this litigation on 5 February 2024.
92.On 11 February 2022, Nicoventures commenced an action in
the England and Wales High Court (Patents Court) against Philip
Morris Products S.A. (PMP) for revocation against one of PMP’s patents (a further divisional patent in the same family was added into the revocation action on 27 May 2022). On 22 August 2022,
PMP counterclaimed for patent infringement against
Nicoventures and Investments concerning certain ‘glo’ tobacco heating devices that comprise two inductive heating coils and their corresponding consumables. PMP later abandoned its
counterclaim in respect of one of the patents but maintained its counterclaim in respect of the other. PMP sought an injunction and damages (plus interest thereon). The trial was heard in
March 2023. On 18 April 2023 the England and Wales High Court
(Patents Court) handed down its judgment finding that the PMP patents were valid but one of them is not infringed
(the counterclaim in respect of the other patent having been abandoned). Thus, PMP's counterclaim for patent
infringement against Nicoventures and Investments failed.
Pursuant to the PMI Settlement, these proceedings were
dismissed on 5 February 2024.
93.On 28 May 2020, Altria Client Services LLC (Altria) and U.S.
Smokeless Tobacco Company LLC commenced proceedings
against RJR Vapor before the U.S. District Court for the Middle
District of North Carolina against the vapour products Vuse Vibe and Vuse Alto, and the tin used in the Modern Oral product Velo.
Nine patents in total were asserted: two against Vibe, four against
Alto and three against Velo. On 5 January 2021, Altria filed an
Amended Complaint adding Modoral Brands Inc. as a defendant
with respect to the Velo product claims. A claim construction hearing was held on 28 April 2021, and the court issued its claim construction ruling on 12 May 2021. All asserted patent claims against Vibe and Velo as well as one of the four patents asserted against Alto were dropped prior to trial, leaving three patents asserted against Alto for trial. Trial was held from 29 August 2022 to 7 September 2022. The jury found infringement by all accused products and awarded approximately US$95 million
(approximately £75.9 million) in damages. On 27 January 2023, the court rejected Altria's request to double the jury's awarded royalty rate for post-trial sales and set the royalty rate
applicable to post-trial sales to the jury's awarded rate of 5.25%.
Altria did not request entry of an injunction and has stipulated it will not enforce the monetary judgment until appeals are
exhausted. On 10 February 2023, RJR Vapor noticed its appeal to the United States Court of Appeals for the Federal Circuit.
On 19 December 2024, the Federal Circuit affirmed the lower
court’s judgment.
94.On 9 April 2020, RAI Strategic Holdings, Inc. and RJR Vapor
commenced an action in the U.S. District Court for the Eastern
District of Virginia against Altria Client Services LLC, PM USA,
Altria Group, Inc., PMI and Philip Morris Products S.A. (collectively,
Philip Morris) for infringement of six patents based on the
importation and commercialization within the United States of
IQOS. On 8 May 2020 and 12 June 2020, Philip Morris filed Inter
Partes Review (IPR) petitions in the U.S. Patent Office challenging the validity of each of the six patents asserted. On 29 June 2020,
Philip Morris asserted counterclaims alleging that RJR Vapor infringes five patents. On 24 November 2020, the court issued a claim construction order that determined that each disputed term would have its plain and ordinary meaning. On 4 December 2020, the magistrate judge issued an order staying RJR Vapor and Philip
Morris’s patent claims pending a decision by the U.S. Patent Office regarding whether to proceed with the IPRs. Trial on the Altria and
Philip Morris patents began on 8 June 2022. Shortly before trial,
Philip Morris dropped its claims to one patent and the Altria entities dismissed their claims relating to two patents, which left two Philip Morris patents at issue in the trial. On 15 June 2022, the jury found that RJR Vapor's Alto product infringed two claims in one patent and that its Solo product infringed three claims of the other patent. The jury awarded damages of US$10,759,755
(£8,591,309), which was supplemented by the Court to a total of
US$14,062,742 (£11,228,635) to account for additional sales of Solo

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
and Alto through the date of judgment and interest. Philip Morris requested entry of a permanent injunction barring sale of the Alto and Solo products. On 30 March 2023, the court denied Philip
Morris's request for a permanent injunction and ordered ongoing royalty rates of 1.8% of net sales of Alto cartridges and 2.2% of net sales of Solo G2 cartridges. On 1 May 2023, the court granted RJR
Vapor’s motion for entry of judgment under Fed. R. Civ. P. 54(b)
and denied Philip Morris’s cross motion to lift the stay as to
RJR Vapor’s offensive patent case. The RJR Vapor offensive patent case remained stayed pending (i) an appeal by Philip Morris to the
Federal Circuit in relation an exclusion order granted against Philip
Morris by the International Trade Commission based on the
relevant patents, which exclusion order was affirmed by the
United States Court of Appeals for the Federal Circuit on 31 March
2023, and (ii) the decisions in IPRs commenced by Philip Morris against the relevant patents at the U.S. Patent Office. On 1 May
2023, RJR Vapor noticed an appeal to the United States Court of
Appeals for the Federal Circuit. On 10 May 2023, Philip Morris
noticed a cross-appeal relating to the denial of its request for a permanent injunction and the 17 August 2023 amended judgment on the verdict. As part of the PMI Settlement, the case has been settled, and the court entered an order granting the parties’ joint stipulation of dismissal on 5 February 2024.
95.On 27 November 2020 Philip Morris filed a complaint before the Regional Court Mannheim in Germany against British
American Tobacco (Germany) GmbH (BAT Germany) alleging
that the sale, offer for sale and importation of Vype ePod
products infringes a patent. Philip Morris is seeking an
injunction, a recall of product from commercial customers
and a declaratory judgment for damages. The trials of this
action took place on 15 June 2021 and 9 November 2021.
A decision on the matter was promulgated on 30 November
2021. The decision dismissed the complaint in its entirety. On
28 December 2021, Philip Morris lodged an appeal against this decision before the Higher Regional Court Karlsruhe. Pursuant to the PMI Settlement, these proceedings were dismissed on
5 February 2024.
96.On 11 December 2020 Philip Morris filed a complaint before the
Regional Court Dusseldorf in Germany against BAT Germany
alleging that the sale, offer for sale and importation of the glo
TABAK HEATER and NeoStiks products infringe a patent. Philip
Morris is seeking an injunction, a recall of product from
commercial customers and a declaratory judgment for
damages. The trial of this action took place on 30 November
2021. The court promulgated its decision on 21 December 2021 and decided that the above-mentioned products infringe the
patent. The decision was appealed by BAT Germany on
21 December 2021 to the Higher Regional Court Dusseldorf.
The oral hearing of these appeal proceedings took place on
24 November 2022. On 15 December 2022, the Higher
Regional Court Dusseldorf reversed the trial court decision
and dismissed Philip Morris’s complaint in its entirety.
In addition, the Higher Regional Court Dusseldorf did not grant a further appeal to the German Supreme Court
(Bundesgerichtshof (BGH)). PMI filed a motion for leave of
appeal with the BGH. Pursuant to the PMI Settlement, these
proceedings were dismissed on 6 February 2024.
97.On 20 September 2023, Healthier Choices Management Corp.
(HCMC) commenced proceedings against RJR Vapor before
the U.S. District Court for the Middle District of North Carolina
against the Vapour product Vuse Alto alleging infringement of
U.S. Patent 9,538,788. On 17 November 2023, RJR Vapor filed
a motion to dismiss the action in its entirety. On 18 September
2024, RJR Vapor filed an IPR challenging the patentability
of the ‘788 patent before the U.S. Patent Trial and Appeal
Board (PTAB). On 27 November 2024, the court granted
RJR Vapor’s motion to stay the litigation pending the PTAB’s institution decision in the IPR. The IPR decision is expected in March 2025.
Mozambican IP Litigation
98.On 19 April 2017, Sociedade Agrícola de Tabacos, Limitada
(SAT) (a BAT Group company in Mozambique) filed a complaint
to the National Inspectorate for Economic Activities (INAE),
the government body under the Ministry of Industry and
Trade, regarding alleged infringements of its registered
trademark (GT) by GS Tobacco SA (GST). INAE subsequently
seized the allegedly infringing products (GS cigarettes) and fined and ordered GST to discontinue manufacturing products
that could infringe SAT’s intellectual property rights. Following
INAE’s decision, in July 2017 and March 2018, SAT sought
damages via the Judicial Court of Nampula, from GST in the
amount of MZN46,811,700 (£584,893) as well as a permanent
restraint order in connection with the manufacturing and
selling of the allegedly infringing products. The Judicial Court of
Nampula (Tribunal Judicial de Nampula) granted the order on
an interim basis on 7 August 2017. After hearing the parties, on
5 September 2017, the court found that no alleged
infringement by GST had occurred and removed the interim
restraint order, and rejected the damages claim. This decision was appealed by SAT (Infringement Appeal). GST filed an
application for review against INAE’s initial decision directly to the Minister of Trade and Industry, which reversed the decision of INAE. On 31 December 2018, SAT was notified of GST’s
counterclaim against SAT at the Judicial Court of Nampula for damages allegedly sustained as a result of SAT’s complaint to
INAE (and INAE’s decision). GST is seeking damages in the
amount of approximately MZN14.5 billion (approximately
£181 million). On 31 January 2019, SAT filed a formal response to the counterclaim. A preliminary hearing was held on 2 April
2019, when the court heard arguments on the validity of GST’s counterclaim. On 2 September 2019, SAT received notification of an order which provided that (i) SAT’s invalidity arguments had been dismissed by the court; and (ii) the GST counterclaim would proceed to trial. On 9 September 2019, SAT responded
to the order by appealing the dismissal of the SAT invalidity arguments (Invalidity Appeal). SAT was notified in December
2021 that the trial of the counterclaim was to take place on 24
February 2022. SAT subsequently submitted a complaint
related to that trial to the court, on the basis that prior to any further step being taken in relation to the trial the process should be submitted to the superior court for analysis, as per the appeals previously submitted in the proceedings. SAT’s
complaint has been appreciated favourably and the process
was remitted to the High Court of Appeal for Nampula. The
Court of Appeal handed down its judgment in respect of SAT’s
Infringement Appeal and SAT’s Invalidity Appeal. In respect of the Invalidity Appeal, the Court found that the requirements for GST’s counterclaim had not been met, and accordingly
found that the counterclaim could not proceed. In respect of the Infringement Appeal, the Court partially upheld the main appeal brought by SAT, finding that there had been a partial reproduction of SAT’s trademarks by GST. Consequently, it
ordered GST to abstain from producing and commercializing
products using packaging similar to that of SAT. However, as regards SAT’s claim for compensation for damage caused by
the conduct of GST the Court found that this loss had not
been proven. SAT did not appeal the judgment and has not yet been made aware of an appeal by GST.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Malawi Group Action
99.In December 2020, the Company and British American Tobacco
(GLP) Limited (GLP) were named as defendants in a claim made in the English High Court by around 7,500 Malawian tobacco
farmers and their family members. The claim also names Imperial
Brands plc and five affiliates as defendants. The claimants allege they were subjected to unlawful and exploitative working
conditions on tobacco farms from which it is alleged that the defendants indirectly acquire tobacco. They seek unquantified damages (including aggravated and exemplary damages) for the torts of negligence and conversion and unquantified personal and proprietary remedies for restitution of unjust enrichment. They also seek an injunction to restrain the commission of further torts of conversion or negligence by the defendants. The defendants had an application to strike out the claims dismissed in a judgment dated 25 June 2021. In January 2022, the Company and GLP were served with a similar claim by around a further 3,500 claimants.
The Company and GLP intend vigorously to defend the claims.
Middle East Litigation
100.On 6 November 2023, Walid Ahmed Mohammed Al Naghi for
Trading Establishment (Al Naghi), a former distributor for the
Group’s operating companies in the Middle East, filed a claim in the Commercial Court in Jeddah, Saudi Arabia, seeking
SAR2,105,356,121 (£447 million) for reimbursement of funds
allegedly due under contract. The claim named British American
Tobacco Middle East W.L.L. as the defendant. At a hearing on 13
May 2024, the Court of First Instance gave an oral decision
dismissing Al Naghi’s claim on the merits. That decision was confirmed in a written judgment issued on 24 May 2024. On 23
June 2024, Al Naghi filed an appeal against the Court of First
Instance Judgment. At a hearing on 17 July 2024, the Appellate
Court gave an oral decision dismissing Al Naghi’s appeal and upholding the Court of First Instance’s judgment. Al Naghi
appealed to the Saudi Supreme Court, and on 12 November 2024,
the Supreme Court dismissed the appeal.
101.In late December 2023, B.A.T. (U.K. and Export) Limited (BAT
UKE) received a request for arbitration proceedings from a
customer/distributor in the Middle East. In February 2024, the claimants joined British American Tobacco ME DMCC (BAT
ME DMCC) to the arbitration proceedings. The claimants filed their Statement of Claim in August 2023, seeking damages of
approximately US$118 million (approximately £94 million). BAT
UKE and BAT ME DMCC filed their Statement of Defence in
February 2025 and the proceedings are continuing.
Asbestos Litigation
102.As of 31 December 2024, there were five active asbestos personal injury cases served and pending against BATUS Holdings Inc.
(Lowis, Weber, Hardaway, Horsfield, and Harshberger). During
the financial year 2024, BATUS Holdings Inc. was served with four new asbestos personal injury cases, and was dismissed from
12 asbestos personal injury cases (Phillips, Cooke, Dove, Gibbs,
Westropp, Knight, Steggles, Doonan, Oakenfold, Redgewell,
Caswell, and Adams). On 30 January 2025, BATUS Holdings Inc.
was dismissed from Harshberger, filed in the Court of Common
Pleas, Philadelphia County, Pennsylvania.The plaintiffs in each case allege exposure to the defendants’ asbestos and asbestos-
containing talcum powder and cosmetics products, and assert
claims under state law, including for negligence, breach of
warranty, strict liability, conspiracy, fraud and wrongful death. The plaintiffs seek unspecified compensatory and punitive damages.
Of the four active cases, one case (Lowis) is filed in the Supreme
Court of the State of New York (New York County), another
(Weber) is filed in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, another (Hardaway) was filed in the District Court for Bexar County, Texas, and subsequently transferred to the District Court for Harris County, Texas, and
another (Horsfield) is filed in the Circuit Court of the 11th Judicial
Circuit in and for Miami-Dade, Florida. In each of these cases,
BATUS Holdings Inc. has filed motions to dismiss for lack of personal jurisdiction, which remain pending.
Cigarette Filter Litter Litigation
103.On 21 November 2022, the Mayor and City Council of Baltimore,
Maryland, filed a lawsuit in the Circuit Court for Baltimore City naming the Company and RJRT, as well as PM USA, Altria
Group, Liggett Group LLC and a Maryland-based distributor,
as defendants. RJRT was served on 13 December 2022, and the
Company received the complaint on 18 January 2023. The
plaintiff, a municipality, alleges that the defendants
manufactured, distributed and sold non-biodegradable
cigarette filters with knowledge that consumers would discard used filters on public property owned by the plaintiff, and
further alleges that the defendants failed to warn consumers of the alleged environmental impacts of littered filters. The plaintiff asserts causes of action for alleged violation of state and municipal civil and criminal anti-littering and dumping laws, trespass, strict liability and negligent design defect, public nuisance, and strict liability and negligent failure to warn.
The plaintiff seeks, among other relief, unspecified damages
(including punitive damages) for costs allegedly incurred
removing discarded cigarette filters from public property, and for alleged damage to land and natural resources and property value diminution, along with fines under state and municipal laws. On 3 February 2023, PM USA filed a notice of removal
of the litigation to the Federal District Court in Baltimore,
Maryland. The plaintiff moved to remand the action back to the
Circuit Court for Baltimore City on 20 March 2023. The federal court, following briefing on the motion, issued an order on
19 January 2024 remanding the action back to the Circuit Court for Baltimore City. On 19 March 2024, the Company filed a
motion to dismiss the complaint for lack of personal jurisdiction and for failure to state a legal claim. That same date,
defendants RJRT, PM USA, Liggett Group LLC, and a Maryland-
based distributor moved to dismiss the complaint for failure to state a legal claim. The Company was voluntarily dismissed from the action without prejudice via a stipulation of dismissal filed 2 May 2024. The case remains pending against RJRT and
other defendants. Briefing on those defendants’ pending
motion to dismiss is completed, oral argument was held on
17 July 2024, and a decision is pending.
U.S. Securities Putative Class Action
104.On 24 January 2024, Gary David, a purported holder of
Company securities, initiated a putative class action in the
United States District Court for the Eastern District of New
York on behalf of all purchasers of publicly traded Company
securities between 9 February 2023 and 6 December 2023.
The complaint names the Company and certain of its current
and former officers as defendants, and alleges that during the class period the defendants made false or misleading public
statements regarding the risks and potential likelihood of an impairment charge to the value of the Reynolds American
cash-generating units or its brand intangibles. The complaint does not quantify the claimed damages. The plaintiff
voluntarily dismissed the complaint on 18 December 2024.
Fox River
Background to environmental liabilities arising out of
contamination of the Fox River:
105.U.S. authorities identified potentially responsible parties
(PRPs), including NCR Corporation (NCR) (now called NCR
Voyix Corporation), to fund the clean-up of polluted sediments in the Lower Fox River, Wisconsin. Discharges of
Polychlorinated Biphenyls (PCBs) from paper mills and other
facilities operating close to the river caused that pollution.
Industries’ involvement with the environmental liabilities
arises out of (i) indemnity arrangements which it became
party to due to various transactions that took place from the late-1970s onwards and (ii) subsequent litigation brought by
NCR against Industries and Appvion Inc. (Appvion) (a former
Group subsidiary) in relation to those arrangements.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
106.Following substantial litigation in the United States regarding the responsibility for the costs of the clean-up operations, and enforcement proceedings brought by the U.S. Government
against NCR and Appvion to ensure compliance with
regulatory orders made relating to the Fox River clean-up,
the District Court of Wisconsin approved (on 23 August 2017)
a form of settlement with the U.S. Government known as a
Consent Decree.
107.A key term of that Consent Decree is that NCR was obliged to perform and fund all of the remaining Fox River remediation work by itself.
108.A cost breakdown filed in support of the motion to approve the Consent Decree estimates the total Fox River clean-up
costs (including natural resource damages) to be
US$1,346 million (£1,075 million).
109.A further Consent Decree between the U.S. Government,
P.H. Glatfelter Company and Georgia-Pacific Consumer
Products LP (Georgia-Pacific), approved by the Wisconsin
District Court on 14 March 2019, concluded all remaining
litigation relating to the Fox River. In November 2019,
an arbitral tribunal awarded approximately US$10 million
(approximately £8.0 million) to the remediation contractor
engaged by a limited liability company formed by NCR and
Appvion to perform the Fox River clean-up operation. NCR
has stated (in its 2021 Annual Report on Form 10-K) that its indemnitors and co-obligors were responsible for the majority of the award, with its own share being approximately 25%.
110.On 3 October 2022, the United States Environmental
Protection Agency issued a Certificate of Completion in
respect of remedial action for the Lower Fox River. Industries’
involvement with environmental liabilities arising out of the contamination of the Fox River:
111.NCR's position is that, under the terms of a 1998 Confidential
Settlement Agreement (CSA) between it, Appvion and
Industries, and a 2005 arbitration award, Industries and
Appvion had a joint and several obligation to bear 60% of the
Fox River environmental remediation costs imposed on NCR
and of any amounts NCR has to pay in respect of other Fox
River PRPs’ contribution claims. BAT has not acknowledged
any such liability to NCR and has defences to such claims.
112.Until May 2012, Appvion and Windward Prospects Limited
(Windward) (another former Group subsidiary) which
indemnified Industries, paid a 60% share of the clean-up costs incurred by NCR. Industries was never required to contribute.
Around that time, Appvion refused to continue to pay clean-
up costs, NCR therefore demanded that Industries pay a 60%
share of those costs. Industries resisted NCR's demand and
commenced proceedings against Windward and Appvion
seeking confirmation of indemnities provided to Industries in respect of any liability it might have to NCR (the English
Indemnity Proceedings) pursuant to a 1990 de-merger
agreement between those parties.
Funding Agreement of 30 September 2014
113.On 30 September 2014, Industries entered into a Funding
Agreement with Windward, Appvion, NCR and BTI 2014 LLC
(BTI) (a wholly owned subsidiary of Industries). Pursuant to the Funding Agreement:
a) the English Indemnity Proceedings (and a related
counterclaim) and NCR-Appvion arbitration were
discontinued;
b) the parties agreed a framework through which they
would together fund the ongoing costs of the Fox
River clean-up; and
c)NCR agreed to accept funding by Industries at the level
of 50% of NCR’s share of the ongoing clean-up related
costs of the Fox River (rather than the 60% referenced
above). This remains subject to an ability to litigate at a
later stage the extent of Industries’ liability (if any) in
relation to Fox River clean-up-related costs (including
in respect of the 50% of costs that Industries has paid
with express reservation under the Funding Agreement
to date).
114.Additionally, Windward has contributed US$10 million
(£8.0 million) of funding. Appvion has contributed
US$25 million (£20.0 million) for Fox River and agreed to
contribute US$25 million (£20.0 million) for the Kalamazoo
River (see further below). Appvion entered Chapter 11
bankruptcy protection on 1 October 2017.
115.The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties,
including (i) a claim commenced by Windward in the High
Court of England & Wales (the High Court) against Sequana
S.A. (Sequana) and the former Windward directors (the
Windward Dividend Claim), assigned to BTI under the Funding
Agreement, and which relates to dividend payments made by
Windward to Sequana of around €443 million (approximately
£366 million) in 2008 and €135 million (£112 million) in 2009
(the Dividend Payments) and (ii) a claim commenced by
Industries directly against Sequana to recover the value of the
Dividend Payments alleging that the dividends were paid for
the purpose of putting assets beyond the reach of
Windward’s creditors (including Industries) (the BAT section
423 Claim) (together, the Sequana Proceedings).
116.Pursuant to a judgment of the High Court handed down on
11 July 2016, the court upheld the BAT section 423 Claim. By way of a consequential judgment dated 10 February 2017, the
High Court ordered that Sequana pay to BTI an amount up to
the full value of the 2009 Dividend plus interest, equating to around US$185 million (approximately £147.7 million). The
Court dismissed the Windward Dividend Claim (the Judgment).
117.The parties pursued cross-appeals on the Judgment
and payments in respect of the Judgment were stayed. On
6 February 2019 the Court of Appeal gave judgment upholding
the High Court’s findings, with one immaterial change to
the method of calculating the damages awarded. Sequana
remains liable to make some payment in respect of the Judgment.
118.On 15 May 2019, the Nanterre Commercial Court made an
order placing Sequana into formal liquidation proceedings.
To date, Sequana has made no payments to Industries.
Because of Sequana’s ongoing insolvency process,
execution of the Judgment has been and is stayed.
119.BTI subsequently appealed to the Supreme Court in respect of the Windward Dividend Claims against the former
Windward Directors. On 5 October 2022, the Supreme Court
handed down its judgment, dismissing BTI's appeal.
120.BTI brought claims against Windward’s former auditors and advisers (which claims were also assigned to BTI under the
Funding Agreement). BTI commenced a claim against
PricewaterhouseCoopers LLP (PwC) in the High Court in
respect of its role as Windward’s auditor at the time of the dividend payments. Trial commenced on 4 June 2024. The
claims were settled on 21 June 2024, pursuant to the terms set out in a confidential settlement agreement entered into by BTI,
PWC and the joint administrators of Windward (who were a
nominal party to the proceedings). An agreed stay is in place in respect of BTI’s separate assigned claim against Freshfields
Bruckhaus Deringer.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

121.The sums Industries has paid under the Funding Agreement are subject to the reservation as set out in paragraph 113(c)
above and ongoing adjustment. Clean-up costs can only be
estimated in advance of the work being carried out and
certain sums payable are the subject of ongoing U.S. litigation.
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
Kalamazoo
122.Georgia-Pacific, a designated PRP in respect of the
Kalamazoo River in Michigan, also pursued NCR in relation
to remediation costs caused by PCBs released into that river.
On 26 September 2013, the United States District Court,
Michigan held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response,
Compensation and Liability Act (CERCLA).
123.Following further litigation, on 11 December 2019, NCR
announced that it had entered into a Consent Decree with
the U.S. Government and the State of Michigan (subsequently
approved by the Michigan Court on 2 December 2020),
pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. The payments to be made on
the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £195.6 million).
The Consent Decree also provides for the payment by NCR
of an outstanding judgment against it of approximately
US$20 million (approximately £16.0 million) to Georgia-Pacific.
124.The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It seems likely to exceed the amounts
payable on the face of the Consent Decree.
125.On 10 February 2023, NCR filed a complaint in the United
States District Court for the Southern District of New York
against Industries, seeking a declaration that Industries must compensate NCR for 60% of costs NCR incurred and incurs
relating to the Kalamazoo River site on the asserted basis that the Kalamazoo River constitutes a ‘Future Site’ for the
purposes of the CSA. The Funding Agreement described
above does not resolve the claims. On 23 June 2023, Industries filed its defence and counterclaims in the proceedings. On
2 October 2023, NCR filed a motion for declaratory judgment
on its Complaint and to strike out Industries’ affirmative
defences and dismiss Industries’ counterclaims. Industries
opposed this motion. On 14 September 2024, the court issued
a judgment in respect of the motion, striking out one of
Industries’ eight affirmative defences and dismissing three of
Industries’ five counterclaims. A pre-trial conference occurred on 30 October 2024, following which a case management
order was issued. The parties are scheduled to complete all
fact discovery by 11 July 2025.
126.In summary, in respect of Fox River and Kalamazoo River,
Industries is and has been taking active steps to protect its interests. These include preparation of all its defences and counterclaims, seeking to obtain the repayment of sums
representing the Windward dividends, pursuing the other
valuable claims that are now within its control, obtaining
settlement in respect of some of those and working with
the other parties to the Funding Agreement to obtain and
maximise recoveries from third parties. This has been done
to ensure amounts funded by Industries towards clean-up
related costs are later recouped under the agreed repayment
mechanisms under the Funding Agreement.
Other environmental matters
127.Reynolds American and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for
significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or
facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties
for personal injuries and property damage associated with
releases of hazardous or toxic substances. In the past, RJRT has been named a PRP with third parties under CERCLA with
respect to several superfund sites. Reynolds American and its subsidiaries are not aware of any current environmental
matters that are expected to have a material adverse effect
on the business, results of operations or financial position of
Reynolds American or its subsidiaries.
Investigations
128.The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of
corruption at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the
authorities, where appropriate.
129.Competition Investigations. There are instances where the
Group investigates or where Group companies are
cooperating with relevant national competition authorities in relation to competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in the Netherlands. In regards to the previously
disclosed consent order entered into with the Nigerian
Federal Competition and Consumer Protection Commission
(FCCPC) by British American Tobacco (Holdings) Limited,
British American Tobacco (Nigeria) Limited and British
American Tobacco Marketing (Nigeria) Limited in December
2022, the two-year monitorship remains ongoing following its formal commencement in 2023.
130.On 25 April 2023, the Group announced that it had reached agreement with DOJ and the United States Department of
the Treasury’s Office of Foreign Assets Controls (OFAC) to
resolve previously disclosed investigations into suspicions
of sanctions breaches. These concerned business activities
relating to the Democratic People’s Republic of Korea
between 2007 and 2017. The Company entered into a three-
year deferred prosecution agreement (DPA) with DOJ and a
civil settlement agreement with OFAC. DOJ’s charges against
the Company—one count of conspiring to commit bank fraud
and one count of conspiring to violate sanctions laws—were
filed and will later be dismissed if the Company abides by the terms of the DPA. In addition, a BAT subsidiary in Singapore,
British-American Tobacco Marketing (Singapore) Private
Limited, pleaded guilty to the same charges. The total amount payable to the U.S. authorities is approximately US$635 million plus interest, which has been paid by the Company.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
Closed litigation matters
131.The following matters on which the Company reported in the contingent liabilities and financial commitments note 31 to the
Company’s 2023 financial statements have been dismissed, concluded or resolved as noted below and shall not be included in future reports:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition
Middle Eastern Litigation	Saudi Arabia	British American Tobacco Middle East W.L.L.	Commercial Litigation	Court judgment in favour of Defendants
Middle Eastern Litigation	Saudi Arabia	B.A.T (U.K. and Export) Limited	Commercial Litigation	Court judgment in favour of Defendants
Stuck, Mannooch, Phillips, Cooke, Dove, Gibbs, Westropp, Knight, Steggles, Doonan, Oakenfold, Redgewell, Caswell, Adams, and Harshberger (asbestos litigation)	U.S.	BATUS Holdings Inc	Personal Injury	Court judgment dismissing Defendant (Stuck and Manooch) / Voluntary dismissal by plaintiffs
Bernston	U.S.	Reynolds American, RJR Vapor	Vuse litigation	Voluntary dismissal by plaintiffs
Chastain	U.S.	RJR Vapor	Vuse litigation	Voluntary dismissal by plaintiffs
U.S. Securities Putative Class Action	U.S.	British American Tobacco p.l.c.	Class action	Voluntary dismissal by plaintiffs
Modoral / Swedish Match	U.S.	Modoral Brands Inc	Patent litigation	Joint stipulation of dismissal
U.S. PM patent counterclaim (Alto and Solo)	U.S.	RAI Strategic Holdings, Inc., RJR Vapor	Patent litigation	Joint stipulation of dismissal
Philip Morris Products S.A. counterclaim (2-part heater)	England and Wales	Nicoventures Trading Limited, British American Tobacco (Investments) Limited	Patent litigation	Joint stipulation of dismissal
Vype Epod litigation	Germany	British American Tobacco (Germany) GmbH	Patent litigation	Joint stipulation of dismissal (Klagerücknahme)
Glo litigation	Germany	British American Tobacco (Germany) GmbH	Patent litigation	Joint stipulation of dismissal (Klagerücknahme)
Glo litigation	Japan	British American Tobacco Japan, Ltd.	Patent litigation	Joint stipulation of dismissal
General Litigation Conclusion
132.While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.
133.If adverse judgments are entered against any of the Group’s companies in any case, avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security in amounts which could in some cases equal or exceed the amount of the judgment.
134.At least in the aggregate, and despite the quality of defences available to the Group, it is possible that the Group’s results of operations or cash flows in any particular period could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation, or governmental investigation.
135.Having regard to all these matters, with the exception of the Proposed Plans and Fox River (see note 24), the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. In addition, the Group accrues for damages, attorneys' fees and/or statutory interest, including in respect of certain Engle Progeny cases, certain U.S. individual smoking and health cases and the DOJ medical reimbursement/corrective statement case.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Other contingencies
136.JTI Indemnities. By a purchase agreement dated 9 March
1999, amended and restated as at 11 May 1999, referred to
as the 1999 Purchase Agreement, R.J. Reynolds Tobacco
Holdings, Inc. (RJR) and RJRT sold their international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and
RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI
against: (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the
international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any
liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJRT’s employee benefit and
welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.
137.RJRT has received claims for indemnification from JTI, and several of these have been resolved. Although RJR and RJRT
recognise that, under certain circumstances, they may have
other unresolved indemnification obligations to JTI under
the 1999 Purchase Agreement, RJR and RJRT disagree what
circumstances described in such claims give rise to any
indemnification obligations by RJR and RJRT and the nature
and extent of any such obligation. RJR and RJRT have
conveyed their position to JTI, and the parties have agreed
to resolve their differences at a later date.
138.ITG Indemnity. In the purchase agreement relating to the
Divestiture as amended, Reynolds American agreed to defend
and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette
brands on or before 12 June 2015, as well as in actions filed before 13 June 2025, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands.
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
139.Loews Indemnity. In 2008, Loews Corporation (Loews),
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
140.SFRTI Indemnity. In connection with the 13 January 2016 sale by Reynolds American of the international rights to the NAS
brand name and associated trademarks, along with SFR
Tobacco International GmbH (SFRTI) and other international
companies that distributed and marketed the brand outside
the United States, to JT International Holding BV (JTI Holding),
each of SFNTC, R. J. Reynolds Global Products, Inc., and
R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding
against, among other things, any liabilities, costs, and
expenses relating to actions (i) commenced on or before
(a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation
implementing European Union Directive 2001/37/EC
or European Directive 2014/40/EU or (b) consumers or a
consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any
company sold to JTI Holding in the transaction, (c) concerning
NAS brand products consumed or intended to be consumed
outside of the United States and (d) that the NAS brand
product is natural, organic, or additive-free.
141.Indemnification of Distributors and Retailers. RJRT, Lorillard
Tobacco, SFNTC, American Snuff Co. and RJR Vapor have
entered into agreements to indemnify certain distributors and retailers from liability and related defence costs arising out of the sale or distribution of their products. Additionally, SFNTC has entered into an agreement to indemnify a supplier from
liability and related defence costs arising out of the sale or use of SFNTC’s products. The cost has been, and is expected to be, insignificant. RJRT, SFNTC, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.
142.Except as otherwise noted above, Reynolds American is not able to estimate the maximum potential of future payments,
if any, related to these indemnification obligations.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
The following matters are in or may proceed to litigation:
Corporate taxes
Brazil
Profits of overseas subsidiaries. The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social
contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of BRL1,858 million
(£240 million) to cover tax, interest and penalties.
Souza Cruz appealed all reassessments. Regarding the first
assessments (2004-2006), Souza Cruz’s appeals were rejected by the ultimate Administrative Court after which Souza Cruz filed two lawsuits with the Judicial Court to appeal the reassessments. The judgment in respect of the reassessment of corporate income tax has been decided in favour of Souza Cruz by the first level of the
Judicial Court and Souza Cruz is waiting to see whether the
Brazilian Tax Authorities will appeal the judgment. The lawsuit appealing the social contribution tax is pending judgment in the first level of the Judicial Court. The appeal against the second assessments (2007 and 2008) was upheld at the second tier
tribunal and was closed. In 2015, a further reassessment for the same period (2007 and 2008) was raised after the five-year statute of limitation which has been appealed against. Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in
2015 an assessment for the 2010 calendar year. Souza Cruz
appealed both the reassessments in full. In December 2016,
assessments were received for the calendar years 2011 and 2012 which have also been appealed. In October 2023, the administrative courts issued their judgments on all of the remaining cases from
2007 to 2012. In three of the four cases (2009-2012) the court decision was tied, with five judges each siding for the tax authority and for the taxpayer. In these circumstances the tax authorities are presumed to prevail but potential penalties are reduced. The procedural appeal regarding 2007 and 2008 was rejected. All
judgments have been appealed to the judicial courts.
Rio de Janeiro VAT Incentives. The Brazilian Federal Tax authority has challenged the treatment of Rio de Janeiro VAT incentives.
In October 2021, in respect of the 2016-2021 calendar years, the authorities' position was upheld at the lower Judicial Court. Souza
Cruz has appealed in full against the Judgment. In June 2024, the
Brazilian tax authorities initiated a tax audit specifically focused on the exclusion of the VAT incentives from corporate income tax.
Consideration of the defence strategy led Management to file a petition to withdraw its judicial claims in order to be able to defend the company’s position in the administrative courts. The Brazilian
Federal Tax authority filed an appeal challenging the withdrawal of the judicial claim. The Brazil Tax Authorities' appeal was
unsuccessful and they have confirmed that they do not intend to appeal further. This has resulted in a reversal of the benefit recognised for the company’s claim for the period 2016-2019 of
BRL327 million (£42 million) and a provision for potential exposure to tax, interest and penalties of BRL969 million (£125 million) for the 2020-2023 period, reflecting the tax assessment received and a binding Supreme Court decision which reduces the value of
these incentives by 10% (as described in note 6(k)).
Indonesia
Indonesia’s Directorate General of Taxes has filed assessments against Bentoel group companies mainly relating to domestic and other intra-group transactions during the years 2016-2021.
Provisions totalling IDR2,151 billion (£107 million) have been made in respect of claims totalling IDR6,641 billion (£329 million) including interest and penalties. Objection letters have been filed with the
Tax Office and these assessments are being challenged at various levels in court.
Netherlands
The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an
aggregate net potential liability across these periods of
£1,140 million covering tax, interest and penalties. The Group appealed against the assessments in full.
In relation to the periods from 2003-2007 (with an aggregate potential net liability of £7 million), the Court of Appeal Amsterdam issued judgments on 8th October 2024. The appeal against the assessments was upheld, with the court finding for the Group. The
Dutch tax authority have appealed to the Supreme Court.
In relation to the periods from 2008-2013 (with an aggregate potential net liability of £183 million), the District Court of North
Holland issued judgments on 17th October 2022, resulting in
findings against the Group on a number of issues. These
judgments have been appealed to the Court of Appeal.
On the 15 December 2023, the Dutch District Court issued its judgement covering the period 2014-2016 (with an aggregate
potential net liability of £950 million). On the issue of mark to market losses on external bonds of British American Tobacco
Holdings (The Netherlands) B.V., the appeal against the
assessments was upheld in full, with the court finding for the
Group. In relation to other intra-group transactions, including the termination of licence rights, the court found against the Group.
Both the Group and Dutch tax authorities have appealed against items lost to the Court of Appeal.
Having considered the judgment and the Dutch judicial and
international proceedings available to it, the Group recognised a further adjusting charge of £70 million in 2023, with a total provision of £144 million recognised at 31 December 2024.
As part of the 15 December 2023, judgement the assessed fine of £108 million for the filing of an intentionally incorrect tax return was upheld but reduced to £92 million. The Group has appealed in full to the Court of Appeal and considers no provision is appropriate. Appeal hearings took place in the second half of 2024, with the Court of Appeal judgment expected in the first half of
2025.
The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
Subsequently, the Large Taxpayers’ Unit (LTU) VAT issued a show cause notice dated 24 September 2020 following the High Court judgment claiming unpaid VAT & Supplementary Duty (SD) of
BDT24,371 million (£163 million) from 1 June 2017 to 6 June 2018.
BAT Bangladesh appealed against the High Court judgment before the Appellate Division and obtained an order of stay. Since the High
Court judgment is stayed, the LTU proceeding shall also be
deemed to have been stayed.
In addition, BAT Bangladesh has received a memo from the NBR claiming BDT20,540 million (£137 million). This claim is related to
VAT and SD allegedly owed by BAT Bangladesh due to the
production of an extra 18 billion cigarettes. The allegation is based on an undisclosed purchase of local leaf, which is apparently inferred from a discrepancy found in BAT Bangladesh's 2016
Annual Report and VAT-1 records. NBR has reopened the matter and sent a memo to LTU cancelling the earlier order of the LTU
Commissioner which was in favour of BAT Bangladesh and
directing LTU to make the demand to BAT Bangladesh claiming
the above-mentioned VAT and SD. Subsequently, BAT Bangladesh has received an official demand for payment related to this claim from LTU. BAT Bangladesh has challenged the memo of NBR and
obtained a Rule in this regard. It has also challenged the demand letter of LTU and prayed for issuance of a supplementary rule and stayed the demand letter. The matter is currently pending before the High Court.
BAT Bangladesh has also received show cause notices from the
NBR alleging that the company has avoided excise payment
amounting to BDT3,794 million (£25 million) during 2020 to 2024.
The notices claimed that the excise avoidance occurred due to the supply of cigarettes stored in BAT Bangladesh’s warehouse to its distributors at increased prices. BAT Bangladesh formally
responded to the show cause notices, asserting that it has always acted within the law and hence the basis of the allegation and claim is unfounded. A hearing took place regarding the first show cause notice for BDT1,687 million (£11 million) on 13 November
2024 following which the NBR has issued a demand for the
£11 million. Subsequently, on 13 January 2025, BAT Bangladesh filed a writ in the High Court, challenging the demand on point of law.
The remaining show cause notices are currently pending hearing.
South Korea
In 2016, the Board of Audit and Inspection of Korea (BAI) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional national excise, local excise, VAT taxes and penalties. This resulted in the recognition of a KRW80.7 billion
(£44 million) charge by Group subsidiaries, Rothmans Far East B.V.
Korea Branch Office and BAT Korea Manufacturing Ltd.
Management deems the tax to be unfounded and has appealed to the tax tribunal against the assessment. On grounds of materiality and the likelihood of the tax being reversed in future, the Group classified the tax and penalties charge as an adjusting item in 2016.
For the VAT portion of the assessments of KRW6.7 billion
(£4 million), the trial court ruled in favour of Rothmans Far East B.V.
Korea Branch Office in 2019. The Korean government appealed the ruling immediately thereafter but the appellate court affirmed the ruling of the trial court. The decision was finally affirmed by the
Supreme Court in 2021 and Rothmans Far East B.V. Korea Branch
Office duly received the amount litigated (VAT portion) including statutory interests shortly thereafter in 2021.
For the local and national excise portion of the assessments, the trial court ruled in favour of the Korean government in June 2020 and the decision was affirmed by the appellate court in September
2023. British American Tobacco Korea Manufacturing Ltd.
appealed to the Supreme Court in October 2023. The Supreme
Court has not set a hearing date yet and the case is currently pending at the Supreme Court.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
Commitments in relation to service contracts, non-capitalised leases
The total future minimum payments under non-cancellable service contracts based on when payments fall due:

	2024 £m	2023 £m
Service contracts
Within one year	63	41
Between one and five years	30	46
Beyond five years	—	—
	93	87
Financial commitments arising from short-term leases and leases of low-value assets that are not capitalised under IFRS 16 Leases are
£10 million (2023: £26 million) for property and £2 million (2023: £9 million) for plant, equipment and other assets.
32 Interests in subsidiaries
Subsidiaries with material non-controlling interests
Non-controlling interests principally arise from the Group’s listed investment in Bangladesh (British American Tobacco Bangladesh
Company Limited) where the Group held 72.91% in 2024, 2023 and 2022. Summarised financial information for Bangladesh is shown below as required by IFRS 12 Disclosure of interest in other entities. No adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2024 £m	2023 £m	2022 £m
Revenue	673	680	732
Profit for the year	118	133	153
– Attributable to non-controlling interests	32	36	41
Total comprehensive income	94	91	132
– Attributable to non-controlling interests	25	25	36
Dividends paid and other appropriations made to non-controlling interests	(25)	(11)	(32)
Summary net assets:
Non-current assets	281	299	322
Current assets	432	437	253
Non-current liabilities	73	71	78
Current liabilities	257	284	166
Total equity at the end of the year	383	381	331
– Attributable to non-controlling interests	104	103	90
Net cash generated from operating activities	142	167	164
Net cash generated/(used) in investing activities	7	(51)	(46)
Net cash used in financing activities	(76)	(41)	(147)
Differences on exchange	(4)	1	4
Increase/(decrease) in net cash and cash equivalents	69	76	(25)
Net cash and cash equivalents at 1 January	52	(24)	1
Net cash and cash equivalents at 31 December	121	52	(24)
Subsidiaries subject to restrictions:
As a result of the Group’s Canadian subsidiary, Imperial Tobacco Canada (ITCAN), entering CCAA protection, the assets of ITCAN are subject to restrictions. For further information refer to note 24 and 31. The table below summarises the assets and liabilities of ITCAN:

Summarised financial information	2024 £m	2023 £m
Non-current assets	3,946	2,471
Current assets	2,904	2,621
Non-current liabilities	(3,814)	(103)
Current liabilities	(2,811)	(494)
	225	4,495

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
Whilst the Group continues to control the operations of its Canadian subsidiary, there are restrictions over the ability to access or use certain assets including the ability to remit dividends. Included in non-current assets for 2024 and 2023 is goodwill of £2.2 billion subject to impairment reviews (note 12) and deferred tax assets of £1.7 billion. Included in non-current liabilities is the Proposed Plans provision of
£3,747 million recognised in 2024 and explained in note 24. Included in current liabilities is the Proposed Plans provision of £2,456 million and trade and other payables of £341 million (2023: £333 million), the majority of which are amounts payable in respect of duties and excise and accrued charges. A breakdown of current assets has been provided below.

	2024 £m	2023 £m
Cash and cash equivalents*	2,249	2,042
Inventory	120	103
Investments held at fair value	437	446
Other	98	30
	2,904	2,621
Note:
*Cash and cash equivalents above include £2,072 million (2023: £1,904 million) of restricted cash and cash equivalents. The Group defines restricted cash and cash equivalents as where there are significant restrictions on its ability to access or use the assets and settle the liabilities of the Group, but excludes cash and cash equivalents where there are also outstanding local currency borrowings or where there is an outstanding excise liability. In addition, dividends payable would also be excluded from restricted cash and cash equivalents if the dividend has been approved by the necessary regulatory channels.
Refer to note 31 for information on the Québec Class Actions.
33 Sustainability costs

	Notes	2024 £m	2023 £m	2022 £m
Sustainability expenditures
Recycling/waste costs		66	27
Renewable energy attribute certificates		2	2
Severe weather events and other natural conditions		10	9
Sustainability costs - expenses to the income statement*		78	38	—

Sustainability costs expenditures		30	34	27
Sustainability costs - capital expenditures	13(a)	30	34	27
Note:
*No meaningful comparative numbers are available for the sustainability costs to the income statement for the year 2022.
Recycling/waste costs
We incur recycling costs in relation to our Take-Back schemes as well as waste collection costs mandated by Extended Producer
Responsibility (EPR) schemes and similar schemes. EPR schemes are where the producer’s responsibility for a product is extended to the post-consumer stage of a product’s life cycle. In 2024, these costs amounts to £66 million (2023: £27 million).
Renewable energy attribute certificates
We purchase renewable energy and associated renewable energy attribute certificates. The costs of these certificates are £2 million
(2023: £2 million). Most of the certificates are purchased at the same time as the electricity and therefore the costs are booked as an expense to the income statement.
Severe weather events and other natural conditions
In 2024, a severe weather event damaged machinery equipment. The impact of the impairment and repair costs in relation to these machines is £11 million. This is partially offset by a reversal of prior year write-offs of £1 million as some of the inventory was salvaged.
In 2023, a severe weather event caused the destruction of a stock of tobacco leaves in a warehouse. The impact of the write-off of this inventory was £9 million.
Sustainability capital expenditures
The sustainability capital expenditures mentioned above are investments directed towards equipment to drive energy efficiency and renewable energy generation, water recycling and efficiency projects, waste reduction, and product innovation-led specification improvements to drive recyclability.

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued
34 Summarised financial information
The following summarised financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10 in respect of the guarantees of:
–US$6.89 billion of outstanding bonds issued by B.A.T Capital Corporation (BATCAP) in connection with the acquisition of Reynolds
American Inc. (Reynolds American), including registered bonds issued in exchange for the initially issued bonds (the 2017 Bonds);
–US$10.12 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, and US$6.3 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 1,
2022 pursuant to which BATCAP, BATIF or the Company may issue an indefinite amount of debt securities; and
–US$2.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, and US$1 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 1, 2022 pursuant to which BATCAP, BATIF or the Company may issue an indefinite amount of debt securities.
As of July 28, 2020, all relevant Group entities suspended their reporting obligations with respect to the US$6.7 billion (2023: US$6.7 billion)
of Reynolds American unsecured notes and US$22.1 million (2023: US$22.1 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.
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

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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
balances with or an investment in BATHTN. Investments in subsidiaries represents share capital acquired in relation to or issued by subsidiary undertakings.

	Summarised Financial Information
Year ended 31 December 2024	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(149)	(9)	(20)	—	—	1
Dividend income	6,477	—	—	—	5,263	185
Net finance income/(costs)	501	(81)	1,062	1	(496)	(34)
Profit/(loss) before taxation	6,829	(90)	1,042	1	4,767	152
Taxation on ordinary activities	(9)	(9)	(5)	—	111	(89)
Profit/(loss) for the year	6,820	(99)	1,037	1	4,878	63
Intercompany Transactions – Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(152)	(9)	(17)	—	31	(1)
Transactions with non-issuer/non-guarantor subsidiaries net finance income	316	563	1,234	—	24	—
Dividend income from non-issuer/non-guarantor subsidiaries	6,477	—	—	—	5,263	185

	Summarised Financial Information
Year ended 31 December 2023	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(642)	3	4	—	—	5
Dividend income	4,950	—	1	—	5,234	424
Net finance income/(costs)	488	(204)	857	1	(538)	—
Profit/(loss) before taxation	4,796	(201)	862	1	4,696	429
Taxation on ordinary activities	(25)	22	17	—	127	(1)
Profit/(loss) for the year	4,771	(179)	879	1	4,823	428
Intercompany Transactions – Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/income	(120)	(1)	—	—	30	—
Transactions with non-issuer/non-guarantor subsidiaries net finance income	293	768	1,445	—	26	—
Dividend income from non-issuer/non-guarantor subsidiaries	4,950	—	—	—	5,234	424

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Financial Statements

Notes on Accounts Continued

	Summarised Financial Information
As at 31 December 2024	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Balance Sheet
Non-current assets	1,917	18,996	2,292	1,358	292	77
Current assets	9,736	18,504	46,197	48	1,221	15
Non-current liabilities	1,577	18,503	11,526	1,358	7,707	20
Non-current borrowings	1,571	18,257	11,227	1,358	7,657	—
Other non-current liabilities	6	246	299	—	50	20
Current liabilities	72	19,010	32,984	47	3,257	129
Current borrowings	37	18,967	32,708	46	1,751	1
Other current liabilities	35	43	276	1	1,506	128
Intercompany Transactions – Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	9,690	15,082	50,595	—	1,478	15
Amounts due to non-issuer/non-guarantor subsidiaries	2	3,942	32,707	—	2	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	25,659	1,466

	Summarised Financial Information
As at 31 December 2023	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Balance Sheet
Non-current assets	1,917	20,691	2,238	1,422	318	43
Current assets	9,128	12,739	43,431	790	942	10
Non-current liabilities	1,580	18,266	12,901	1,422	9,163	11
Non-current borrowings	1,571	18,101	12,662	1,422	9,113	—
Other non-current liabilities	9	165	239	—	50	11
Current liabilities	339	15,137	30,091	789	1,301	4
Current borrowings	39	15,102	29,512	788	597	2
Other current liabilities	300	35	579	1	704	2
Intercompany Transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	9,074	16,837	43,279	—	1,229	10
Amounts due to non-issuer/non-guarantor subsidiaries	—	3,735	25,686	—	18	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	25,185	1,537
Perpetual hybrid bonds
BAT p.l.c. has issued two €1 billion of perpetual hybrid bonds which have been classified as equity as there is no contractual obligation to either repay the principal or make payments of interest (note 22(d)).
BAT p.l.c.’s unconsolidated contribution to the Group’s consolidated equity results is shown below:
BAT p.l.c.

As at 31 December	2024 £m	2023 £m
Total equity	37,238	36,360
Share capital	585	614
Share premium	121	112
Perpetual hybrid bonds	1,685	1,685
Other equity	34,848	33,949

This disclosure is made in accordance with Section 409 of the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended by The Companies, Partnerships and Groups (Accounts and Reports) Regulations 2015. A full list of subsidiary undertakings, associates and joint ventures and joint operations as defined by IFRS (showing the country of incorporation, effective percentage of equity shares held and full registered office addresses) as at 31 December 2024 is disclosed below. The subsidiary undertakings that are held directly by British American Tobacco p.l.c. (the ultimate Parent Company) are indicated thus *; all others are held by sub-holding companies. Unless otherwise stated, the equity shares held are in the form of ordinary shares or common stock, except for those indicated thus #, which include preference shares. The effective percentage of equity shares held in subsidiary undertakings is 100% unless otherwise stated. Further, where the effective percentage of equity shares held by the sub-holding company is different from that held by British American Tobacco p.l.c., the percentage of equity shares held by British American Tobacco p.l.c. is indicated thus ^ and is shown after the percentage interest held by the sub-holding company. The results of a number of these subsidiary undertakings principally affect the financial statements of the Group. These principal subsidiary undertakings are highlighted in grey and are considered to be the main corporate entities in those countries which, in aggregate, contributed 91% of the Group revenue in 2024. Subsidiary Undertaking Albania Rruga e Kavajes, Ish Kombinati Ushqimor, Tirana, Albania British American Tobacco - Albania SH.P.K. Algeria Zone d’activit&eacute; El Omran, Route de Ouled Fayet, Ilot 789- Lot 04, Cheraga, Alger, Algeria British American Tobacco (Alg&eacute;rie) S.P.A. (51%)4 Angola Viana Park, Polo Industrial, Viana, Luanda, Angola British American Tobacco - B.A.T. Angola, Limitada (99.80%)(99.93%)^ Sociedade Industrial Tabacos Angola LDA (71.60%) Sociedade Unificada Tabacos Angola LDA (62.67%) Argentina San Mart&iacute;n 140, Floor 14, City of Buenos Aires, C1004AAD, Argentina BAT Operaciones S.A.U. British American Tobacco Argentina S.A.I.C.y F. (99.43%) Australia Level 25, 210 George Street, Sydney, NSW 2000 BAT Australasia Ltd BAT Australia Ltd BAT Australia Overseas Pty Ltd BAT Australia Services Ltd BAT South Pty Ltd Rothmans Asia Pacific Limited# The Benson & Hedges Company Pty. Limited W.D. & H.O. Wills Holdings Limited Austria Dr.-Karl-Lueger-Platz 5/Top 7, 1010, Wien, Austria British American Tobacco (Austria) GmbH Bahrain Flat 2115, Building 2504, Road 2832, Block 428 Al Seef Area, Kingdom of Bahrain British American Tobacco Middle East W.L.L. Bangladesh New DOHS Road, Mohakhali, Dhaka 1206, Bangladesh British American Tobacco Bangladesh Company Limited (72.91%) Barbados Chancery Chambers, Chancery House, High Street, Bridgetown, Barbados Southward Insurance Ltd. Belgium Nieuwe Gentsesteenweg 21, 1702 Groot-Bijgaarden, Belgium British American Tobacco Belgium N.V. Benin Ilot: 202, Quartier: S&egrave;djro St Michel, Parcelle: D, Maison: COMTEL IMMEUBLE British American Tobacco Benin SA (In Liquidation) Bolivia Av. Ballivi&aacute;n entre calles 11 y 12 No. 555, Edificio El Dorial, Piso 19, Oficina E, zona de Calacoto, La Paz, Bolivia BAT Bolivia S.R.L. Bosnia and Herzegovina Fra Dominka Mandića 24A, 88220 Široki Brijeg, Bosnia and Herzegovina IPRESS d.o.o. Ul. Fra Andela Zvizdovica 1, 71000 Sarajevo-Novo Sarajevo, Bosnia and Herzegovina TDR d.o.o. Sarajevo ul. Kolodvorska 12, 71000 Sarajevo-Novo Sarajevo, Bosnia and Herzegovina iNovine BH d.o.o. Botswana Plot 2482B, Tshekidi Crescent, Extension 9, Gabarone, Botswana British American Tobacco Botswana (Pty) Limited Brazil Avenida Rep&uacute;blica do Chile, n&ordm; 330, Bloco 1, salas 3001, 3101, 3201, 3301 e 3402, 30&ordm; andar, Centro, Rio de Janeiro/RJ - CEP 20.031-170, Brazil Souza Cruz LTDA Avenida Rep&uacute;blica do Chile, n&ordm; 330, Bloco 1, Torre Leste, 30&ordm; andar, Centro, Rio de Janeiro/RJ - CEP 20.031-170, Brazil Instituto Souza Cruz11 Avenida Rep&uacute;blica do Chile, 330, Bl. I, Salas 3001 a 3301, parte, Torre leste, Centro, Zip Code 20031170, Rio de Janeiro/ RJ, Brazil Yolanda Participacoes S.A. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Group Companies and Undertakings 371

Subsidiary Undertaking continued Bulgaria 115 M, Tsarigradsko Shose Blvd., Building D, Floor 5, Sofia, Mladost Municipality, 1784, Bulgaria British American Tobacco Trading EOOD Cambodia Unit 2F-03, 2nd Floor of the Central Car Park Building, No. 64, Preah Monivong Boulevard (Street 93), Village 1, Sangkat Wat Phnom, Khan Daun Penh, Phnom Penh, Cambodia British American Tobacco (Cambodia) Limited (71%) Cameroon BP 259 Douala 620, Rue du Gouverneur Carras (1064), Immeubles Grassfield 9&egrave;me Etage, Douala- Bonanjo British American Tobacco Cameroun S.A. (99.86%) Canada 30 Pedigree Court, Brampton, Ontario, L6T 5T8, Canada Imperial Tobacco Canada Limited Imperial Tobacco Company Limited 3711 St-Antoine West, Montreal, Qu&eacute;bec, H4C 3P6, Canada Allan Ramsay and Company Limited Cameo Inc. Genstar Corporation# 2 Imperial Brands Limited Imperial Tobacco Products Limited Imperial Tobacco Services Inc. John Player & Sons Ltd Liggett & Myers Tobacco Company of Canada Limited (70%) (50%)̂ 3 Marlboro Canada Limited Medaillon Inc. Suite 1500, 45 O'Connor Street, Suite 1500, Ottawa, Ontario, K1P 1A4, Canada 2004969 Ontario Inc. Cayman Islands Trident Trust Company (Cayman) Ltd., One Capital Place, PO Box 847, Grand Cayman KY1-1103, Cayman Islands R.J. Reynolds Tobacco (CI), Co. Chile Avenida Isidora Goyenechea 3000, Piso 19, Las Condes, Santiago, Chile British American Tobacco Chile Operaciones S.A. (99.51%) Avenida Suiza 244, Cerrillos, Santiago, Chile BAT Chile S.A. China Room 3101, Tower A, Gemdale Viseen Tower, No. 16, Gaoxin South 10th Road, High-tech Park, Nanshan District, Shenzhen, People's Republic of China Nicoventures Technical (Shenzhen) Co., Ltd. Room 436, No. 1000, Zhenchen Road, Baoshan District, Shanghai, People's Republic of China British American (Shanghai) Enterprise Development Co., Ltd British American Nico Business Consulting (Shanghai) Co., Ltd Unit 1001 in 901, 9/F, Building 3, No.8 Guanghuadongli, Chaoyang District Beijing, People’s Republic of China British American Consulting (Beijing) Co., Ltd8 Colombia Avenida Cra. 72 # 80-94 Piso 10. Bogot&aacute;, Colombia British American Tobacco Colombia S.A.S. Congo (Democratic Republic of) 1er &eacute;tage, Immeuble du Centenaire, Gombe, Kinshasa, Democratic Republic of Congo British American Tobacco Congo SARL (In Liquidation) 1st floor Immeuble L’horizon sis avenue Colonel Lukusa n°50, Gombe, Kinshasa, Democratic Republic of Congo British American Tobacco Import SARL British American Tobacco Services Congo SARL Costa Rica 325 Metros este del Puente de la Firestone, Llorente, Flores, Heredia, Costa Rica BASS Americas S.A. BATCCA Park Inversiones Immobiliarias, S.A. BATCCA Servicios S.A. Croatia 16, Avenija Dubrovnik, 10000 Zagreb, Croatia BAT HRVATSKA d.o.o. u likvidaciji (In Liquidation) Draškovićeva 27, 10000 Zagreb, Croatia iNovine d.d. (93.42%) Obala V. Nazora 1, 52210 Rovinj, Croatia TDR d.o.o. Osječka 2, 33000 Virovitica, Croatia Hrvatski Duhani d.d. Cuba Parcela n&ordm; 2 a noroeste do terminal de cont&ecirc;ineres de Mariel, a 2,2 km do v&eacute;rtice n&ordm; 4, Munic&iacute;pio de Mariel, Prov&iacute;ncia de Artemisa, Republic of Cuba Brascuba Cigarrillos S.A. (50%) Cyprus 8 Stasinou Avenue, Photiades Business Centre, 5th Floor, Nicosia, CY-1060, Cyprus B.A.T (Cyprus) Limited Rothmans (Middle East) Limited Czech Republic Karolinsk&aacute; 654/2, Prague 8 – Karl&iacute;n, 186 00, Czech Republic British American Tobacco (Czech Republic), s.r.o. Denmark Bernstorffsgade 50, 1577 Copenhagen, Denmark British American Tobacco Denmark A/S (House of Prince A/S) Precis (1789) Denmark A/S Djibouti Rue de Magadiscio, Lot No. 133, Djibouti City, Djibouti British American Tobacco Djibouti SARL BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Financial Statements Group Companies and Undertakings Continued 372

Egypt 1017 Korniche El Nil, El Malek El Saleh, Old Cairo, Cairo, Egypt BETCO for General Services and Marketing LLC BETCO for Trade and Distribution LLC British American Tobacco Egypt LLC British American Tobacco North Africa LLC (In Liquidation) Eritrea P.O. Box 749, 62 Fel Ket Street, Asmara, Eritrea British American Tobacco (Eritrea) Share Company# Estonia Tornim&auml;e 7-10, 10145 Tallinn, Estonia British American Tobacco Estonia AS Fiji Lady Maraia Road, Nabua, Suva, Fiji Central Manufacturing Company Pte Limited Rothmans of Pall Mall (Fiji) Pte Limited Finland Etel&auml;esplanadi 2 00130 Helsinki, Finland British American Tobacco Finland Oy France 111 Avenue Victor Hugo, 75016 Paris, France Carreras France SAS Tour L&eacute;gende, 20 place de la D&eacute;fense, CS 80289, 92050 Paris La D&eacute;fense Cedex, France British American Tobacco France SAS Germany Alsterufer 4, 20354 Hamburg, Germany BATIG Gesellschaft fur Beteiligungen m.b.H. British American Tobacco (Germany) GmbH British American Tobacco (Industrie) GmbH Schutterw&auml;lder Stra&szlig;e. 23, 01458 Ottendorf-Okrilla, Germany Quantus Beteiligungs-und Beratungsgesellschaft mbH i.L (In Liquidation) Ghana 4th Floor, Volta Place, Airport Residential Area, Patrice Lumumba Street, Accra, Ghana British American Tobacco Ghana Limited (97.09%) Greece 27, Ag. Thoma Street, Maroussi, 151 24, Greece British American Tobacco Hellas S.A. Guernsey P.O. Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey Belaire Insurance Company Limited Guyana Lot 122 Parade Street, Kingston, Georgetown, Guyana Demerara Tobacco Company Limited (70.25%) Honduras Boulevard del Sur, Zona El Cacao,Depart. San Pedro Sula, de Cort&eacute;s, Honduras Tabacalera Hondure&ntilde;a S.A. (83.64%) Hong Kong 11/F, One Pacific Place, 88 Queensway, Hong Kong, China British American Tobacco China Investments Limited Lehman, Lee & XU Corporate Services, Suite 3313, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, China Reynolds Asia-Pacific Limited Level 24, Six Pacific Place, 50 Queen's Road East, Wanchai, Hong Kong, China BAT Global Travel Retail Limited Level 30, 3 Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong, China Nicoventures Business Consulting (Hong Kong) Co., Ltd. 24/F., Six Pacific Place, 50 Queen’s Road East, Hong Kong British American Tobacco Asia-Pacific Region Limited British-American Tobacco Company (Hong Kong) Limited Hungary HU 1117 Budapest, Al&iacute;z utca 3. 6. floor BAT P&eacute;csi Doh&aacute;nygy&aacute;r Korl&aacute;tolt Feleloss&eacute;gu T&aacute;rsas&aacute;g Indonesia Capital Place Office Tower 6th Floor, Jl. Gatot Subroto Kav. 18 Jakarta Selatan 12710 PT Bentoel Internasional Investama (99.96%) JI. Raya Karanglo, 1st Floor, Desa Banjararum, Kecamatan Singosari, Jawa Timur 65153, Indonesia PT Bentoel Prima (99.99%)(99.96%)^4 Jl. Susanto No. 2B, Ciptomulyo, Sukun, Malang, Jawa Timur 65148, Indonesia PT Bentoel Distribusi Utama (100%) (99.96%) ^ Iraq Empire Business Tower, Building C5, 2nd floor, Erbil, Kurdistan Region of Iraq B.A.T. Iraqia Company for Tobacco Trading Limited Ireland Suite D, 2nd Floor, The Apex Building, Blackthorn Road, Sandyford Industrial Estate, Dublin 18, Republic of Ireland Carroll Group Distributors Limited P.J. Carroll & Company Limited Rothmans of Pall Mall (Ireland) Limited#5 Isle of Man 2nd Floor, St Mary’s Court, 20 Hill Street, Douglas, IM1 1EU, Isle of Man Abbey Investment Company Limited The Raleigh Investment Company Limited Tobacco Manufacturers (India) Limited Italy Localit&agrave; Bagnoli della Rosandra, snc, 34018 San Dorligo della Valle (TS), 34018, Italy BAT Trieste S.p.A. Viale Giorgio Ribotta 35, 00144 Rome, Italy British American Tobacco Italia S.p.A. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 373

Subsidiary Undertaking continued Ivory Coast Rue des Jardins -Immeuble Sayegh-Mezzanine, Abidjan, Cocody 2 plateaux, C&ocirc;te d'Ivoire British American Tobacco RCI SARL Jamaica 13A Ripon Road, Kingston 5, Jamaica Sans Souci Development Limited (100%) (50.40%) (In Liquidation)^13 Sans Souci Limited (100%) (50.40%) (In Liquidation)^13 8 Automotive Parkway, Kingston 20, Jamaica Carreras Limited (50.40%) Japan Midtown Tower 20F, 9-7-1 Akasaka, Minato-ku, Tokyo, Japan British American Tobacco Japan, Ltd.10 Jersey 22 Grenville Street, St Helier, JE4 8PX, Jersey Pathway 5 (Jersey) Limited Jordan Airport Road, Al Qastal Industrial Area, Air Cargo Road, Amman, Jordan British American Tobacco – Jordan Private Shareholding Company Limited Kazakhstan Republic of Kazakhstan, ZIP Code A25T6M9, the City of Almaty, Medeu District, 47 Kabanbay batyr street British American Tobacco Kazakhstan Trading LLP1 Kenya 8 Likoni Road, Industrial Area, P.O. Box 30000-00100, Nairobi, Kenya BAT Kenya Tobacco Company Limited (100%) (60%)^ British American Tobacco Area Limited British American Tobacco Kenya plc (60%) Korea, Republic of 141, Gongdan 1-ro, Sanam-myeon, Sacheon-si, Gyeongsangnam- do, Republic of Korea British American Tobacco Korea Manufacturing Limited 21st FL. West Tower, Mirae Asset CENTER1, 26, Eulji-ro 5-gil, Jung-gu, Seoul, Korea, republic of British American Tobacco Korea Limited Kosovo, Republic of Llapllaselle p.n., 10500 Gracanic&euml;, Kosovo, republic of British American Tobacco Kosovo SH.P.K. Kuwait Unit 21, 35th Floor, Al Hamra Tower, Al Shuhada St. Kuwait City, Kuwait BAT Kuwait for Wholesale and Retail Trading Company (S.P.C) Latvia Mukasalas iela 101, Riga LW-1004, Latvia British American Tobacco Latvia SIA Lesotho Mohokare Industrial Estate, Florida Area Extention, Ha Hoohle, Maseru, 100, Lesotho British American Tobacco Lesotho (Pty) Ltd Lithuania J. Galvydžio g. 11-7, LT-08236 Vilnius, Lithuania UAB British American Tobacco Lietuva Luxembourg 1, Rue Jean Piret, 2350 Luxembourg, Grand Duchy of Luxembourg British American Tobacco Brands (Switzerland) Limited Malawi Northgate Arcade Complex, Masauko Chipembere Highway, Blantyre, Malawi British American Tobacco (Malawi) Limited Malaysia 12th Floor, Menara Symphony, No. 5, Jalan Prof Khoo Kay Kim, Seksyen 13, 46200, Petaling Jaya, Selangor Darul Ehsan, Malaysia British American Tobacco GSD (Kuala Lumpur) Sdn Bhd Level 11, Sunway Geo Tower, Jalan Lagoon Selatan, Sunway South Quay, Bandar Sunway, 47500 Subang Jaya, Selangor Darul Ehsan, Malaysia BAT Aspac Service Centre Sdn Bhd Level 19, Guoco Tower, Damansara City, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia British American Tobacco (Malaysia) Berhad (50%) British American Tobacco Malaysia Foundation11 Commercial Marketers and Distributors Sdn. Bhd. (100%) (50%)^ Tobacco Importers and Manufacturers Sdn. Bhd. (100%)(50%) ^ Mali Hamdallaye ACI 2000, Immeuble Atlantique Assurances, Bamako, MALI, B.P E 3633, Mali British American Tobacco (Mali) Sarl Malta PM Building, Level 2, Bone Street, Zone 1, Central Business District, Birkirkara, CBD 1060, Malta British American Tobacco (Malta) Limited Central Cigarette Company Limited Rothmans of Pall Mall (Malta) Limited Mexico Avenida Francisco I Madero 2750 Poniente, Colonia Centro, Monterrey, Nuevo Le&oacute;n, C.P. 64000, Mexico British American Tobacco Mexico Comercial, S.A. de C.V. British American Tobacco Mexico, S.A. de C.V. Cigarrera La Moderna, S.A. de C.V. Constitucion 411, piso 22, 23 y 24, Colonia Centro, Monterrey, Nuevo Leon, C.P. 64000, Mexico BAT DBS Mexico S.A De C.V.4 Predio Los Sauces Sin n&uacute;mero, Colonia Los Sauces, C.P. 63197, Tepic, Nayarit, Mexico Procesadora de Tabacos de Mexico, S.A. de C.V. (93%) Rio Missouri 555, Colonia del Valle, San Pedro Garza Garc&iacute;a, Nuevo Le&oacute;n, C.P. 66220, Mexico British American Tobacco Servicios S.A. de C.V. Mozambique 2289 Avenida de Angola, Maputo, Mozambique British American Tobacco Mozambique Limitada (95%) BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Financial Statements Group Companies and Undertakings Continued 374

Namibia Shop 48, Second Floor Old Power Station Complex, Armstrong Street, Windhoek, Namibia British American Tobacco Namibia (Pty) Limited Netherlands Handelsweg 53 A, 1181 ZA, Amstelveen, Netherlands Aruba Properties B.V. B.A.T. Nederland B.V. B.A.T. Netherlands Finance B.V. British American Tobacco European Operations Centre B.V. British American Tobacco Exports B.V. British American Tobacco Holdings (Australia) B.V. British American Tobacco Holdings (Malaysia) B.V. British American Tobacco Holdings (South Africa) B.V. British American Tobacco Holdings (The Netherlands) B.V. British American Tobacco Holdings (Venezuela) B.V. British American Tobacco Holdings (Vietnam) B.V. British American Tobacco International (Holdings) B.V. Molensteegh Invest B.V. Precis (1790) B.V. Rothmans Far East B.V. Rothmans International Holdings B.V. Rothmans Tobacco Investments B.V. Rothmans UK Holdings B.V. New Zealand 2 Watt Street, Parnell, Auckland, 1052, New Zealand BAT (New Zealand) Limited BAT Holdings (New Zealand) Limited Mint Advisory Limited, Suite 6, 8 Turua Street, St Heliers, Auckland, 1071, New Zealand New Zealand (UK Finance) Limited# Nigeria No. 1 Tobacco Road, Oluyole Toll Gate, Ibadan, Oyo State, Nigeria British American Tobacco (Nigeria) Limited No 2, Olumegbon Road, Ikoyi, Lagos, Nigeria British American Tobacco Marketing Nigeria Limited British American Tobacco Nigeria Foundation11 North Macedonia, Republic of Blvd. 8-mi SEPTEMVRI No. 18, 1000 Skopje, Republic of North Macedonia TDR SKOPJE DOOEL Skopje Norway Dronning Eufemias gate 42. 0191 Oslo, Norway British American Tobacco Norway AS Pakistan Building 4, Packages Mall Office Complex, Packages Mall, Shahrah-e-Roomi, Lahore Pakistan Tobacco Company Limited (94.65%) Bun Khurma Chichian Road, Mirpur Azad Jammu & Kashmir, Pakistan British American Tobacco SAA Services (Private) Limited Serena Business Complex. Khayaban-e-Suhrwardy, Islamabad, Pakistan Phoenix (Private) Limited (100%) (94.65%)^ Panama Calle 54, Obarrio, PH Twist Tower, Piso 22, Oficina E-22, Corregimiento Bella Vista, Ciudad de Panam&aacute;, Panama British American Tobacco Central America S.A. (87.65%) British American Tobacco Panama S.A. Tabacalera Istme&ntilde;a S.A. V&iacute;a Fern&aacute;ndez de C&oacute;rdoba, Corregimiento of Pueblo Nuevo, Panama City, Panama BAT Caribbean, S.A. Papua New Guinea Ashurst Png, Level 11 Mrdc Haus, Cnr Of Musgrave Street And Champion Parade, Port Moresby, National Capital District, Papua New Guinea British American Tobacco (PNG) Limited Rothmans of Pall Mall (P.N.G.) Limited Paraguay Roque Centurion Miranda 1635, AYMAC II, Piso 2, Asunci&oacute;n, Paraguay British American Tobacco Productora de Cigarrillos S.A. Peru Av. El Derby N° 055, Torre 3, Oficinas 405-406-407-408, Urb. Lima Polo and Hunt Club, Santiago de Surco, Lima, Peru British American Tobacco del Peru Holdings S.A. (98.55%)#6 British American Tobacco del Peru, S.A.C. Poland Aleja Wojska Polskiego 23c, 63-500, Ostrzeszow, Poland CHIC sp. z o.o ESMOKING LIQUIDS SP. Z O.O Krakowiakow 48, 02-255, Warszawa, Poland British American Tobacco Polska Trading sp. zo.o. Puławska 180, 02-670, Warszawa, Poland BAT DBS Poland sp. Z.o.o. Rubiez 46, 61-612, Poznan, Poland eSMOKING INSTITUTE sp. z o.o. ul. IŁŻECKA 26E, 02-135WARSZAWA, Poland Nicoventures Poland sp. Z.o.o. (In Liquidation) Ul. Tytoniowa 16, 16-300, Augustow, Poland British-American Tobacco Polska S.A. Portugal Edificio Amoreiras Square, Rua Carlos Alberto da Mota Pinto 17, 3e A, 1070-313, Amoreiras, Lisboa, Portugal COTAPO Empreendimentos Commerciais e Industriais S.A. Sociedade Unificada de Tabacos Limitada (76.40%) BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 375

Subsidiary Undertaking continued Qatar 61 Al Dafna, 814 Balmasan St. 8th floor – AL Fardan Office Tower, Office No 12, Doha, Qatar BAT Gulf for Trading LLC P.O. Box 6689, 41 Floor, Tornado Tower, West Bay, Doha, Qatar British American Tobacco Q LLC R&eacute;union 5, Immeuble Cap, Avenue Th&eacute;odore Drouhet, ZAC Horizon 2000, Le Port, 97420, IIe de la R&eacute;union B.A.T. La R&eacute;union SAS Romania 44 Srg. Nutu Ion Street, One Cotroceni Park Building, floor 6-9 (entrance C), District 5, Bucharest, Romania British American Shared Services (Europe) S.R.L. 44 Srg. Nutu Ion Street, One Cotroceni Park Building, floor 7 (entrance C), District 5, Bucharest, Romania British American GBS Recruitment S.R.L. Bucharest Business Park, Building A (3rd floor) and Building B2 ( floors 3-4), 1A Bucuresti - Ploiesti (DN1) Road, Sector 1, Bucharest 013681, Romania British American Tobacco (Romania) Trading SRL Laboratorului St., no. 17-19, Ploiesti, Prahova County, 100070, Romania British-American Tobacco Romania Investment S.R.L. Rwanda SORAS Building, Boulevard de la Revolution P.O Box 650 Kigali, Rwanda British American Tobacco Rwanda Limited Saint Lucia c/o ADCO Incorporated, 10 Manoel Street, Castries, Saint Lucia Carisma Marketing Services Ltd Pointe Seraphine, Castries, Saint Lucia Rothmans Holdings (Caricom) Ltd. Samoa Vaitele Estate, Vaitele, Samoa British American Tobacco Company (Samoa) Limited Saudi Arabia, Kingdom of Building No:7051 Al Amir Sultan-Al Salamah District, Zahran Business Center 6th Floor, Unit 601. Jeddah 23525 - 2661, Saudi Arabia BAT Arabia for Trading Building No:7051 Al Amir Sultan-Al Salamah District, Zahran Business Center 13th Floor, Unit 1302. Jeddah 23525 - 2661, Saudi Arabia BAT Saudia for Trading Building No:7051 Al Amir Sultan-Al Salamah District, Zahran Business Center 13th Floor, Unit 1303. Jeddah 23525 - 2661, Saudi Arabia Regional HQ of British American Tobacco Middle East - Single Person Company Serbia Kralja Stefana Provenčanog 209, Vranje, 17500, Serbia British American Tobacco Vranje a.d. Vranje Singapore 8 Marina Boulevard, #10-01 Marina Bay Financial Centre Tower 1, Singapore 018981 British American Tobacco Sales & Marketing Singapore Pte. Ltd. British-American Tobacco Marketing (Singapore) Private Limited 15 Senoko Loop, 758168, Singapore British-American Tobacco (Singapore) Private Limited Shenton Way, #33-00 OUE Downtown, 068809, Singapore RHL Investments Pte Limited# (In Liquidation) Solomon Islands Kukum Highway, Ranadi, Honiara, Honiara, Solomon Islands Solomon Islands Tobacco Company Limited South Africa Waterway House South, 3 Dock Road, V&A Waterfront, Cape Town, Western Cape 8002, South Africa American Cigarette Company (Overseas) (Pty) Ltd Benson and Hedges (Pty) Ltd (In Liquidation) British American Tobacco Holdings South Africa (Pty) Ltd# British American Tobacco Properties South Africa (Pty) Ltd. British American Tobacco Services South Africa (Pty) Ltd British American Tobacco South Africa (Pty) Ltd British American Tobacco Sub-Saharan Africa (Pty) Ltd Tobacco Research and Development Institute (Pty) Ltd Twisp (Pty) Ltd Spain Edificio Torreo Espacio, Paseo de la Castellana 259-D, 25th floor, Comunidad de Madrid 28046 Madrid, Spain British American Tobacco Espa&ntilde;a, S.A. Sri Lanka 178 Srimath Ramanathan Mawatha, Colombo, 15, Sri Lanka Ceylon Tobacco Company Plc (84.13%) Sudan Byblos Tower, Al-Muk Nemer Street, Postal Code 11111, P.O Box 1381, Khartoum, Sudan Blue Nile Cigarette Company Limited Swaziland 213 King Mswati III Avenue West, Matsapha Industrial Site, Matsapha, Swaziland British American Tobacco Swaziland (Pty) Limited Sweden Hyllie Boulevard 32, 215 32 Malm&ouml;, Sweden Niconovum AB Sten&aring;ldersgatan 23, 213 76 Malm&ouml;, Sweden Fiedler & Lundgren AB V&auml;stra Tr&auml;dg&aring;rdsgatan 15, 11153 Stockholm, Sweden British American Tobacco Sweden AB BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Financial Statements Group Companies and Undertakings Continued 376

Switzerland c/o Bright Law AG, Bundesplatz 9, 6302 Zug, Switzerland British American Tobacco International Limited (In Liquidation) Route de France 17, 2926 Boncourt, Switzerland American-Cigarette Company (Overseas) Limited BAT Switzerland Vending SA Rothmans of Pall Mall Limited British American Tobacco Switzerland S.A. Nicoventures Communications (Switzerland) SA Tanzania c/o IMMMA Advocates, Plot 357, United Nations Road, Upanga Region Dar Es Salaam,11103, Tanzania BAT Distribution Tanzania Limited International Cigarette Distributors Limited (99%) (In Liquidation) Plot No 57, Uporoto Street, Ursino Estate, Dar Es Salaam, Tanzania British American Tobacco (Tanzania) Limited (In Liquidation) P.O. Box 868, Maruhubi Road, Zanzibar, Zanzibar Zanzibar Distribution Company Limited (99%) (In Liquidation) Trinidad and Tobago Corner Eastern Main Road and Mt. D’or Road, Champs Fleurs, Trinidad and Tobago The West Indian Tobacco Company Limited (50.13%) T&uuml;rkiye Orjin Maslak İş Merkezi, Eski B&uuml;y&uuml;kdere Caddesi No.27, Kat 9-10, Maslak, Sarıyer, İstanbul, T&uuml;rkiye British American Tobacco T&uuml;t&uuml;n Mamulleri Sanayi ve Ticaret Anonim Sirketi Uganda Plot 16, Mackinnon road, Nakasero. Kampala Uganda, Kampala, 7100, Uganda British American Tobacco Uganda Limited (90%) Ukraine 13-15 Bolsunovska Str, Kyiv, 01014, Ukraine LLC “British American Tobacco Sales and Marketing Ukraine”1 21 Nezalezhnosti Str, Chernihiv Oblast, Prylucky, 17502, Ukraine PJSC “A/T B.A.T. – Prilucky Tobacco Company” United Arab Emirates 2302-08, Smart Heights, Al Thanyah First, Dubai, United Arab Emirates BAT Middle East For Trading L.L.C. Jumeirah Business Centre 3, 37th Floor, Jumeirah Lake Towers, Dubai, P.O. Box 337222, United Arab Emirates British American Tobacco GCC DMCC Jumeirah Business Centre 3, 38th Floor, Jumeirah Lake Towers, Dubai, P.O. Box 337222, United Arab Emirates British American Tobacco ME DMCC Unit # 2680, DMCC Business Center- Level # 1, Jewellery & Gemplex 3, Dubai, United Arab Emirates British American Tobacco International DMCC United Kingdom 212-218 Upper Newtownards Road, Belfast, BT4 3ET, Northern Ireland Murray, Sons & Company, Limited 7 More London, Riverside, London, SE1 2RT, United Kingdom Ryesekks P.L.C. (50%) (In Liquidation) Building 7, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YG, United Kingdom 10 Motives Limited British American Tobacco UK Limited Nicoventures Retail (UK) Limited Ten Motives Limited (Proposal for strike off) Globe House, 1 Water Street, London, WC2R 3LA, United Kingdom Allen & Ginter (UK) Limited B.A.T (U.K. and Export) Limited B.A.T Cambodia (Investments) Limited B.A.T Services Limited B.A.T Uzbekistan (Investments) Limited B.A.T Vietnam Limited B.A.T. China Limited BAT Finance COP Limited BATIF Dollar Limited BATUS Limited Big Ben Tobacco Company Limited British American Shared Services (GSD) Limited British American Shared Services Limited British American Tobacco (AIT) Limited British American Tobacco (GLP) Limited British American Tobacco (Investments) Limited British American Tobacco (Philippines) Limited British American Tobacco (South America) Limited British American Tobacco China Holdings Limited British American Tobacco Exports Limited British American Tobacco Georgia Limited British American Tobacco Global Travel Retail Limited British American Tobacco International Holdings (UK) Limited British American Tobacco Investments (Central & Eastern Europe) Limited British American Tobacco Korea (Investments) Limited British American Tobacco Peru Holdings Limited British American Tobacco UK Pension Fund Trustee Limited13 British-American Tobacco (Mauritius) p.l.c. Carreras Rothmans Limited# Chelwood Trading & Investment Company Limited KBio Holdings Limited Myddleton Investment Company Limited Nicovations Limited Nicoventures Holdings Limited Nicoventures Trading Limited Powhattan Limited Ridirectors Limited Rothmans Exports Limited Rothmans International Limited Rothmans International Tobacco (UK) Limited BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 377

Subsidiary Undertaking continued United Kingdom continued Ryservs (1995) Limited Ryservs (No.3) Limited The Water Street Collective Limited Tobacco Exporters International Limited Tobacco Marketing Consultants Limited Venezuela Property Company Limited Westanley Trading & Investment Company Limited Westminster Tobacco Company Limited Globe House, 4 Temple Place, London, WC2R 2PG, United Kingdom Amalgamated Tobacco Company Limited American Cigarette Company (Overseas) Limited Ardath Tobacco Company Limited B.A.T Additional Retirement Benefit Scheme Trustee Limited B.A.T Industries p.l.c. B.A.T. International Finance p.l.c.* B.A.T. Operating Finance Limited BAT Finance Australia Ltd BAT Finance Brazil Ltd BAT Finance Chile Ltd BAT Finance South Africa Ltd BATMark Limited* BATLaw Limited BATS Limited Benson & Hedges (Overseas) Limited British American Global Shared Services Limited British American Tobacco (1998) Limited* British American Tobacco (2009 PCA) Limited British American Tobacco (2009) Limited# British American Tobacco (2012) Limited British American Tobacco (Brands) Limited British American Tobacco (Corby) Limited British American Tobacco (NGP) Limited British American Tobacco Healthcare Trustee Limited British American Tobacco Taiwan Logistics Limited British-American Tobacco (Holdings) Limited Brown & Williamson Tobacco Corporation (Export) Limited Btomorrow Ventures Limited Carreras Limited Courtleigh of London Limited Dunhill Tobacco of London Limited John Sinclair Limited Louisville Securities Limited Moorgate Tobacco Co. Limited Peter Jackson (Overseas) Limited Precis (1789) Limited Precis (1814) Limited# Rothmans International Enterprises Limited Rothmans of Pall Mall Limited Senior Service (Overseas) Limited The London Tobacco Company Limited Weston (2009) Limited Weston Investment Company Limited# United States 251 Little Falls Drive, Wilmington, DE 19808, United States B.A.T Capital Corporation BATUS Holdings Inc. BATUS Japan, Inc. BATUS Retail Services, Inc. British American Tobacco (Brands), Inc. Brown & Williamson Holdings, Inc. BT DE Investments Inc. BTI 2014 LLC1 BTomorrow Services Inc. Imasco Holdings Group, Inc. Imasco Holdings, Inc. ITL (USA) Limited Louisville Corporate Services, Inc. Nicoventures U.S. Limited Beni Oral Nicotine LLC1 3700 Airpark Dr., Owensboro, KY 42301, United States KBio Inc. 401 N. Main Street, Winston-Salem, NC 27101, United States Conwood Holdings, Inc. EXP Homes, LLC1 Lorillard Licensing Company LLC1 Lorillard, LLC1 Modoral Brands Inc. Northern Brands International, Inc. R. J. Reynolds Global Products, Inc. R. J. Reynolds Tobacco Company R. J. Reynolds Tobacco International, Inc. R. J. Reynolds Vapor Company R.J. Reynolds Tobacco Co. R.J. Reynolds Tobacco Holdings, Inc. RAI Innovations Company RAI International, Inc. RAI Services Company RAI Strategic Holdings, Inc. Reynolds American Inc. Reynolds Brands Inc. Reynolds Marketing Services Company Reynolds Technologies, Inc. RJR Realty Relocation Services, Inc. RJR Vapor Co., LLC1 Rosswil LLC1 S.F. Imports, Inc. Santa Fe Natural Tobacco Company, Inc. Spot You More, Inc. The Water Street Collective LLC1 Vuse Stores LLC1 4583 Guthrie Highway, Clarksville, TN 37040, United States American Snuff Company, LLC1 CSC-Lawyers Incorporating Service, 2710 Gateway Oaks Drive, Suite 150N, Sacramento CA 95833-3505, United States Genstar Pacific Corporation Farmers Bank Building, Suite 1402, 301 N. Market Street, Wilmington, DE 19801, United States Reynolds Finance Company BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Financial Statements Group Companies and Undertakings Continued 378

Uruguay Juncal 1392, Montevideo, Uruguay Kellian S.A. Uzbekistan 77 Minor Passage, Tashkent, 100084, Uzbekistan JSC JV “UZBAT A.O.” (97.38%) Venezuela Avenida Francisco de Miranda, Edif. Torre Chacao 1902, Piso PB, Of. PB, Urb. Chacao, Caracas - Estado Miranda, 1060, Venezuela Proyectos de Inversion BAT 1902 C.A. Avenida Francisco de Miranda, Edificio Bigott, Los Ruices, Caracas – Estado Miranda, 1070, Venezuela Agrobigott, C.A. Compania Anonima Cigarrera Bigott Sucesores Distribuidora Bigott, C.A. Fundacion Bigott11 Av. del Centro, Edificio Mega IV, Piso 9, Ofic. 9-A/9-B, Los Dos Caminos, Caracas, Venezuela, 1070, Venezuela Agrega de Venezuela, Agreven, C.A. (50%) (In Liquidation) Vietnam Area 8, Long Binh Ward, Bien Hoa City, Dong Nai Province, Vietnam British American Tobacco – Vinataba (JV) (70%) 18th Floor, Tower A, Commercial and service area combined with high- rise residential Lot 1-13, 15 Tran Bach Dang Street, Thu Thiem Ward, Thu Duc City, Ho Chi Minh City, Vietnam East Asia Area Services Company Limited8 Lot 45C/I, Road #7, Vinh Loc Industrial Park, Binh Chanh District, Ho Chi Minh City, Vietnam VINA-BAT Joint Venture Company Limited (49%) Zambia Plot No. PH1 IND & 53 & 54, LS-MFEZ, Chifwema Road, Lusaka, Zambia British American Tobacco (Zambia) plc (75.10%) Zimbabwe Manchester Road 1, Southerton, Harare, Zimbabwe American-Cigarette Company (Overseas) (Private) Ltd British American Tobacco Zimbabwe (Holdings) Limited (42.98%) Rothmans Limited (In Liquidation) Associated Undertakings and Joint Ventures Canada 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2Z7, Canada Charlotte's Web Holdings, Inc. (19.90%)17,18 35 English Drive, Moncton, New Brunswick, E1E 3X3, Canada Organigram Holdings Inc. (30.59%)15 Czech Republic Na strži 1702/65, Nusle, 140 00 Praha 4, Czech Republic NEVAJGLUJ a.s. (28%)4,18 Finland c/o YTL-Palvelu Oy Etel&auml;ranta 10 00130 Helsinki Suomen SUP-Tuottajayhteis&ouml; Oy (Finnish SUP Producer Group Ltd) (20%)9,18 France 164 rue du Faubourg Saint-Honor&eacute;, 75008 Paris Alcome SAS (24%)9,18 Germany J&auml;gerstra&szlig;e 28-31, 10117 Berlin, Germany Sanity Group GmbH (16.32%)12 Greece 25, Vrana, Athens, Greece, 115 25 Alternative Management of Tobacco Products Filters Societe Anonyme (17.50%)9,18 Hungary H-6800 H&oacute;dmez&oacute;v&aacute;s&aacute;rhely, Erzs&eacute;beti &uacute;t 5/b, Hungary Orsz&aacute;gos Doh&aacute;nyboltell&aacute;t&oacute; Korl&aacute;tolt Feleloss&eacute;gu T&aacute;rsas&aacute;g (49%)9 India 1-7-1063/1065, Azamabad, Andhra Pradesh, Hyderabad, 500 020, India VST Industries Limited (32.16%)13 Virginia House, 37, J.L. Nehru Road, Kolkata, 700071, India ITC Limited (25.44%)13 Italy Via Scarsellini, 14, 20161 Milan, Italy Erion Care (25%)9,18 Netherlands Koeweistraat 14 4181CD Waardenburg, Netherlands Co&ouml;peratie Primera B.A.16 Co&ouml;peratie Volado U.A.16 Slovakia Vajnorsk&aacute; 100B, 831 04 Bratislava - mestsk&aacute; časť -Nov&eacute; Mesto, Slovensk&aacute; republika SPAK-EKO, a.s. (25%)9,18 Sweden Box 74123-103, 741 40 Knivsta, Stockholm, Sweden SUP Filter Producentansvar Sverige AB (33%)9,18 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 379

Associated Undertakings and Joint Ventures continued Switzerland c/o NBA Fiduciaire S.A., Route de la Gl&acirc;ne 107, 1752 Villars-sur- Gl&acirc;ne, Switzerland Intertab S.A. (50%) United Kingdom 4a Station Parade, Uxbridge Road, London, W5 3LD, United Kingdom AYR Limited (13.14%)14 United States 12 Timber Creek Land, Newark, Delaware, 19711, United States Steady State LLC (9.92%)12 11760 Sorrento Valley Road, Suite A, San Diego, CA 92121 ZabBio, Inc (49%)7 8022 Southpark Circle Suite 500, Littleton, CO 80120, United States DeFloria LLC (19.90%)12 Uzbekistan Gulobod Village, Samarkand Region, 140100, Uzbekistan FE "Samfruit" JSC (45.40%) Yemen P.O. Box 14, Sanna, Yemen Kamaran Industry and Investment Company (31%)17 P.O. Box 5302, Hoban, Taiz, Yemen United Industries Company Limited (32%)17 Joint Operations Hong Kong 29/F, Oxford House, 979 King’s Road, Taikoo Place, Quarry Bay, Hong Kong, China CTBAT International Co. Limited (50%) Notes: 1. Ownership held in Membership Interest. 2. Ownership held in the class of Series F and 2nd Preferred Shares. 3. Ownership held in the class of A Shares (50%) and class of B Shares (100%). 4. Ownership held in class of A Shares and B Shares. 5. Ownership held solely in class of Preference Shares. 6. Ownership held in class of Ordinary and Investment Shares. 7. Ownership held in 49% Share Capital and 39% Voting Rights. 8. Ownership held in Registered Capital. 9. Ownership held in Voting Shares. 10. Ownership held in Equity Units. 11. Entity type: Foundation, Non-Profit or Limited by Guarantee. 12. Ownership held in Preferred Shares. 13. 31 March year-end. 14. 31 May year-end. 15. 30 September year-end. 16. 16 July year-end. 17. Refer to Accounting Note 14: Investments in associates and joint ventures. 18. Accounted for as an investment at fair value through profit and loss. 19. Voting interest. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Financial Statements Group Companies and Undertakings Continued 380

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 381

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 382

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 383

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 384

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 385

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 386

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 387

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 388

Information on the Group 390 Selected Financial Information 394 Non-Financial Measures 391 Non-GAAP Measures 395 Employees 411 Additional Disclosures on Liquidity and Capital Resources 412 Summary of Group Risk Factors 414 Group Risk Factors 415 Regulation of the Group’s Business 436 Material Contracts 441 Property, Plant and Equipment 443 Raw Materials 443 U.S. Corporate Governance Practices 444 Controls and Procedures 445 Statements Regarding Competitive Position 445 Directors’ Report Information 446 Cautionary Statement 447 Share Prices and Listings 448 Dividends 449 Shareholder Taxation Information 451 Share Capital and Security Ownership 455 Articles of Association 457 Purchase of Shares 460 Group Employee Trust 461 American Depositary Shares 462 Shareholding Administration and Services 463 Exhibits 464 Glossary 467 Cross-Reference to Form-20F 468 389 Additional Disclosures Shareholder Information Other Information In this section

Overview British American Tobacco p.l.c. is the parent holding company of the Group, a leading multi-category consumer goods business that provides tobacco and nicotine products to millions of adult consumers around the world. The Group, excluding the Group’s associated undertakings, is organised into three regions: – the United States of America (Reynolds American Inc.); – Americas and Europe (AME); and – Asia-Pacific, the Middle East and Africa (APMEA). The Group’s range of combustible products covers all segments, from value-for-money to premium, with a portfolio of international, regional and local tobacco brands to meet a broad array of adult tobacco consumer preferences wherever the Group operates. The Group has also built a portfolio of smokeless tobacco and nicotine products – including Vapour products, Heated Products (HPs) and Modern Oral products, which are collectively termed the New Categories, as well as Traditional Oral products. The Group manages a globally-integrated supply chain and its products are distributed to retail outlets worldwide. History and development of BAT The Group has had a significant global presence in the tobacco industry for over 100 years. BAT Ltd. was incorporated in 1902, when the Imperial Tobacco Company and the American Tobacco Company agreed to form a joint venture company. BAT Ltd. inherited companies and quickly expanded into major markets, including India, Ceylon, Egypt, Malaya, Northern Europe and East Africa. In 1927, BAT Ltd. expanded into the U.S. market through its acquisition of B&W. During the 1960s, 1970s and 1980s, the Group diversified its business under the umbrella of B.A.T Industries p.l.c., with acquisitions in the paper, cosmetics, retail and financial services industries, among others. Various business reorganisations followed as the business was eventually refocused on the Group’s core cigarette, cigars and tobacco products businesses with BAT becoming a separately listed entity on the LSE in 1998. The following is a summary of the significant mergers, acquisitions and disposals undertaken since 1998: – 1999 – global merger with Rothmans International; – 2000 – acquisition of Imperial Tobacco Canada; – 2003 – acquisition of Ente Tabacchi Italiani S.p.A., Italy’s state- owned tobacco company, Tabacalera Nacional in Peru and Duvanska Industrija Vranje in Serbia; – 2004 – the U.S. assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly-owned subsidiary, B&W, were combined with RJR Tobacco Company to form Reynolds American Inc. As a result of the B&W business combination, B&W acquired beneficial ownership of approximately 42% of the Reynolds American Inc. shares; – 2008 – acquisition of Tekel, the Turkish state-owned tobacco company and the cigarette and snus business of Skandinavisk Tobakskompagni A/S; – 2009 – acquisition of an effective 99% interest in Bentoel in Indonesia; – 2011 – acquisition of Protabaco in Colombia; – 2012 – acquisition of CN Creative Limited in the UK; – 2013 – entered into joint operations in China; – 2015 – acquisition of the shares not already owned by the Group in Souza Cruz in Brazil, the acquisition of the CHIC Group in Poland, the acquisition of TDR d.o.o., a cigarette manufacturer in Central Europe. Also in 2015, the Group increased its investment in Reynolds American Inc. by US$4.7 billion to maintain the Group’s approximate 42% equity position following Reynolds American Inc.’s purchase of Lorillard Inc.; – 2016 – acquisition of Ten Motives in the UK; – 2017 – acquisition of the remaining 57.8% of Reynolds American Inc. the Group did not already own. Following completion of the acquisition, Reynolds American Inc. became an indirect, wholly- owned subsidiary of BAT and is no longer a publicly-held corporation. In 2017, the Group also acquired certain tobacco assets from Bulgartabac Holding AD in Bulgaria and Fabrika Duhana Sarajevo (FDS) in Bosnia, acquired Winnington Holdings AB in Sweden and acquired certain assets from Must Have Limited in the UK, including the electronic cigarette brand ViP; – 2018 – acquisition of Quantus Beteiligungs-und Beratungsgesellschaft mbH in Germany; – 2019 – acquisition of Twisp Proprietary Limited in South Africa and 60% of VapeWild Holdings LLC in the U.S.; – 2020 – acquisition of the nicotine pouch product assets of Dryft Sciences, LLC (Dryft) in the U.S. and the acquisition of Eastern Tobacco Company for Trading in Saudi Arabia; – 2021 – entry into a strategic research and product development collaboration agreement with Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and a wholly-owned subsidiary of publicly-traded Organigram Holdings Inc. and acquisition of a 19.9% equity stake in Organigram Holdings Inc.. Also in 2021, the Group disposed of its Iranian subsidiary, BAT Pars Company PJSC; – 2022 – acquisition of a 16% equity stake in Sanity Group GmbH, a German cannabis company. In 2022, the Group also made an investment, via a convertible debenture in the amount of c.£48 million, into Charlotte’s Web Holdings, Inc., a U.S.-based hemp extract wellness products business; – 2023 – disposal of the Group's businesses in Russia and Belarus; and – 2024 – partial sale of the Group's investment in ITC Ltd in India, after which the Group's shareholding has reduced to 25.45%. Also in 2024, further investments in Organigram Holdings Inc. in Canada, increasing the Group's equity stake to c. 30.6%, and the acquisition of Beni Oral Nicotine LLC in the U.S. British American Tobacco p.l.c. was incorporated in July 1997 under the laws of England and Wales as a public limited company and is domiciled in the United Kingdom. Seasonality The Group’s business segments are not significantly affected by seasonality although in certain markets cigarette consumption trends rise during summer months due to longer daylight time and tourism. Patents and trademarks Our trademarks, which include the brand names under which our products are sold, are key assets which we consider, in the aggregate, to be important to the business as a whole. As well as protecting our brand names by way of trademark registration, we also protect our innovations by means of patents and designs in key global jurisdictions. Board oversight of M&A transactions The Company’s Board has strategic oversight of significant M&A transactions (determined by value or strategic nature of transaction), which are referred to it for noting under the Group Statement of Delegated Authorities (SoDA). Other M&A transactions are referred for strategic oversight to the Management Board or other applicable senior forum or persons, under the Group SoDA. Those referral requirements under the Group SoDA apply alongside any requirement for corporate approval of M&A transactions by or within a Group company. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Information on the Group 390

Volume Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows: – Factory-made cigarettes (FMC) – sticks, regardless of weight or dimensions; – Roll-Your-Own/Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll- Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own; – Traditional Oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral; – Modern Oral – pouches, being 1:1 conversion to stick equivalent; – Heated sticks – sticks, being 1:1 conversion to stick equivalent; and – Vapour – units, being pods, bottles and disposable units. There is no conversion to a stick equivalent. Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date. Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue. Volume Share Volume share is the estimated number of units bought by adult consumers of a specific brand or combination of brands, as a proportion of the total estimated units bought by adult consumers in the industry, category or other sub-categorisation. Sub- categories include, but are not limited to, Heated Products (HP), Modern Oral, Traditional Oral, Total Oral or Cigarettes. Except when referencing particular markets, volume share is based on our Top markets. Management note that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative sizes. Where possible, the Group utilises data provided by third-party organisations, including NielsenIQ, based upon retail audit of sales to adult consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data by customers including distributors/wholesalers. Volume share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to the users of the financial statements to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors. Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time. Due to the timing of available information, volume share for 2024 is year-to-date December 2024 unless otherwise stated. However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, December 2024). Value Share Value share is the estimated retail value of units bought by adult consumers of a particular brand or combination of brands, as a proportion of the total estimated retail value of units bought by adult consumers in the industry, category or other sub- categorisation in discussion. Except when referencing particular markets, value share is based on our Top markets. Management note that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative sizes. Where possible, the Group utilises data provided by third-party organisations, including NielsenIQ, based upon retail audit of sales to adult consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data by customers (including distributors and wholesalers). Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. The Group’s management believes that this measure is useful to the users of the financial statements to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time. Due to the timing of available information, value share for 2024 is year-to-date December 2024 unless otherwise stated. However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these are at a specific date (for instance, December 2024). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Non-Financial Measures 391

Price/Mix Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the price (how much is each unit sold for). The Group may achieve a movement in revenue due to the relative proportions of higher price volume sold compared to lower price volume sold (price/mix) This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the marginal increase in combustibles revenue (excluding translational foreign exchange movements and the impact of the sale of the Group’s businesses in Russia and Belarus) of 0.1% in 2024, with a decline in combustibles volume (also excluding the impact of the sale of the Group’s businesses in Russia and Belarus) of 5.2% in 2024, leads to a price mix of +5.3% in 2024. No assumptions underlie this metric as it utilises the Group’s own data. Consumers of Smokeless Products The number of consumers of Smokeless products is defined as the estimated number of legal age (minimum 18 years) consumers of the Group’s Smokeless products - which does not necessarily mean these users are solus consumers of these products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Smokeless products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties, including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT brand. The number of Smokeless products consumers is used by management to assess the number of consumers regularly using the Group’s New Categories products as the increase in Smokeless products is a key pillar of the Group’s Sustainability ambition and is integral to the sustainability of our business. The Group’s management believes that this measure is useful to the users of the financial statements given the Group’s sustainability ambition and alignment to the sustainability of the business with respect to the Smokeless portfolio. During 2024, in line with standard practice, Kantar has made enhancements to their adult consumer tracking studies to more accurately capture market trends across categories. To ensure that the data is comparable between periods, Kantar has back-trended the data to prevent any trend break, with the revised historical data provided below: Million consumers 2023 2022 2021 As previously reported 23.9 20.7 17.1 Back trended to reflect enhanced adult consumer tracking 25.5 22.3 18.2 % of farms monitored for child labour; % of farms with incidents of child labour identified; Number of child labour incidents identified; % incidents of child labour identified and reported as resolved by end of the growing season Our definition of child labour is aligned to how the International Labour Organization (ILO) defines the term, namely that the work that deprives children of their childhood, their potential and their dignity, and that is harmful to their physical and mental development (www.ilo.org/ipec/facts/lang--en/index.htm). Reported via our Thrive annual reports covering all BAT directly-contracted farmers and farmers supplying our third-party suppliers, representing more than 93% of total tobacco purchased in 2024. As tobacco-growing seasons vary around the world, data is based on the most recent crop cycle at the time of reporting, instead of the crop grown in the calendar year. Data in relation to our contracted farmers is collected by BAT Field Technicians who visit our contracted farmers approximately once a month during the growing season. Details of each visit are recorded in our Farmer Sustainability Management (FSM) digital app by the Field Technician and are formally acknowledged by the farmer. If any child labour case is identified, it is reported in the system and treated as a critical prompt action. For the case to be resolved, this is followed by an unannounced visit shortly after to observe whether this is repeated and a remediation plan agreed with the farmer. The remediation plan varies from case to case, considering the individual circumstances. Our third-party Leaf suppliers collect data via their own farm monitoring system. All Leaf suppliers report their results via Thrive. Once the data is collected in the field, the country team analyse the data and approves it or reopens the questions for discussion with the farmers. After that, the data is reported in Thrive and made available to the Global Leaf ESG team. The data is also reviewed by an independent third party. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-Financial Measures Continued 392

Ethnically Diverse For the purposes of the ethnicity agenda, six global ‘Ethnically Diverse’ groups were determined considering BAT's global market footprint: Asian, Black, Hispanic/Latin American, Indigenous, Mixed and Other Ethnic groups. Individuals identified as White, those that have ‘Preferred not to Disclose’ and individuals that have ‘Not Disclosed’ i.e. their ethnicity field remains blank, are not captured in the data set 'Ethnically Diverse’ groups. Employees performing the same work or work of equal value are paid equitably and any differences in pay are for objective reasons and not influenced by factors such as gender and/or ethnicity. For the purposes of our International Pay Equity Analysis, ‘Ethnically Diverse’ groups in the respective countries are defined as ethnic groups who, because of their physical or cultural characteristics, are/were historically and systematically under-represented. Being a numerical minority is not a characteristic of being an Ethnically Diverse group; sometimes larger groups can be considered Ethnically Diverse groups. ‘Non-ethnically Diverse’ groups in the respective countries are defined as ethnic groups who, because of their physical or cultural characteristics, are/were historically and systematically represented. Senior Leadership Teams Members of senior leadership teams are defined as employees in Management grades 37-41. % Female Representation in Management Roles Management-grade employees include all employees at job grade 34 (excluding the Management Board) or above, as well as any global graduates. The gender of each employee is typically recorded at the point of hire. The percentage of female representation in Management roles is calculated by dividing the number of female Management-grade employees by the total number of Management- grade employees. % of Key Leadership teams with at least a 50% spread of distinct nationalities The number of Management Board (MB) members that have at least a 50% spread of nationalities within their Key Leadership teams (MB-1 members only), as a percentage of the total number of Management Board members. A Key Leadership team is categorised as the group of direct reports that report into a Management Board member. The 50% spread of distinct nationalities is satisfied if at least half of a given Management Board's Key Leadership team members are of distinct nationalities. The nationality of each employee is typically recorded at the point of hire. U.S. employees hired by Reynolds American Companies prior to its merger with BAT did not disclose nationality at point of hire and therefore these employees are excluded from the calculation. % packaging recyclable, reusable or compostable This KPI measures the share of materials used in primary and secondary packaging that is either reusable, recycle ready or compostable across sold products in each reference reporting year. By packaging we mean materials used to wrap or protect our goods. Examples of primary and secondary packaging are all the cigarette pack elements, film used to wrap cigarette packs or closing tapes of shipment boxes applied by BAT factories, the boxes our devices come in or the pulp trays used to secure a device in a box. Tertiary packaging items applied by logistics partners or retailers outside our control, for example plastic pallets, are out of scope. Reusable packaging - Packaging which has been designed to accomplish, or proves its ability to accomplish, a number of trips or rotations in a system for reuse. Recycle-ready packaging - Packaging that is intentionally designed and produced to enable recycling where infrastructure exists based on material choices and global guidance. Composting - A packaging or packaging component is compostable if it is in compliance with relevant international compostability standards and if its successful post-consumer collection, sorting and composting is proven to work in practice and at scale. We use a composting aerobic process designed to produce compost from packaging. While there are no means to trace what happens with packaging materials at their end of life due to the number of end markets in which our products are sold, variations in consumer behaviour and local infrastructure to process waste at end of life, this KPI focuses on the potential for reuse, recycling or composting of our packaging. To calculate the share of recyclable, reusable and compostable packaging (in %), we sum the volume (in tonnes) of reusable, recyclable, recycle ready or compostable packaging materials that have been used in our factories for sold products and divide it by the overall volume (in tonnes) of all packaging materials used in sold products for the reporting period. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 393

This information set out below has been derived from, in part, the audited consolidated financial statements of the Group commencing on page 262. This selected financial information should be read in conjunction with the consolidated financial statements and the Strategic Report. As of and for the Year Ended 31 December All items shown in £m except per share information 2024 2023 2022 2021 2020 Income statement data Revenue2 25,867 27,283 27,655 25,684 25,776 Raw materials and consumables used (4,565) (4,545) (4,781) (4,542) (4,583) Changes in inventories of finished goods and work in progress 129 (96) 227 160 445 Employee benefit costs (2,831) (2,664) (2,972) (2,717) (2,744) Depreciation, amortisation and impairment costs (3,101) (28,614) (1,305) (1,076) (1,450) Other operating income 340 432 722 196 188 Loss on reclassification from amortised cost to fair value (10) (9) (5) (3) (3) Other operating expenses (13,093) (7,538) (9,018) (7,468) (7,667) Profit/(loss) from operations 2,736 (15,751) 10,523 10,234 9,962 Net finance costs (1,098) (1,895) (1,641) (1,486) (1,745) Share of post-tax results of associates and joint ventures 1,900 585 442 415 455 Profit/(loss) before taxation 3,538 (17,061) 9,324 9,163 8,672 Taxation on ordinary activities (357) 2,872 (2,478) (2,189) (2,108) Profit/(loss) for the year 3,181 (14,189) 6,846 6,974 6,564 Per share data Basic weighted average number of ordinary shares, in millions 2,214 2,229 2,256 2,287 2,286 Diluted weighted average number of ordinary shares, in millions3 2,225 2,237 2,267 2,297 2,295 Earnings/(loss) per share-basic (pence) 136.7p -646.6p 293.3p 296.9p 280.0p Earnings/(loss) per share-diluted (pence)3 136.0p -646.6p 291.9p 295.6p 278.9p Dividends per share (pence)4 240.24p 235.52p 230.88p 217.80p 215.60p Balance sheet data Assets Non-current assets 104,605 104,530 138,137 124,558 124,078 Current assets 14,294 14,186 15,409 12,807 13,612 Total assets 118,899 118,716 153,546 137,365 137,690 Liabilities Non-current liabilities 50,161 50,109 59,983 54,820 59,257 Current liabilities 18,743 15,673 17,853 15,144 15,478 Total borrowings 36,950 39,730 43,139 39,658 43,968 Equity Share capital 585 614 614 614 614 Total equity 49,995 52,934 75,710 67,401 62,955 Cash flow data Net cash generated from operating activities 10,125 10,714 10,394 9,717 9,786 Net cash generated from/(used in) investing activities 1,375 (296) (705) (1,140) (783) Net cash used in financing activities (10,632) (9,314) (8,878) (8,749) (7,897) Notes: 1. All of the information above is in respect of continuing operations, revised for the fully retrospective adoption of IFRS 15. 2. Revenue is net of duty, excise and other taxes of £33,818 million, £36,917 million, £38,527 million, £38,595 million and £39,172 million for the years ended 31 December 2024, 2023, 2022, 2021, and 2020, respectively. 3. In 2023, the Group reported a loss for the year. Following the requirements of IAS 33, the impact of share options would be antidilutive and are therefore excluded, for 2023, from the calculation of diluted earnings per share, calculated in accordance with IFRS. However, for consistency across periods, the presentation of the diluted weighted number of ordinary shares above includes those that are potentially dilutive. The diluted number of shares, less those that are deemed to be anti-dilutive under IAS33, used in the calculation of diluted earnings per share in compliance with IFRS was 2,229 million. 4. In February 2025, the BAT Directors declared an interim dividend of 240.24 pence per share for the year ended 31 December 2024, payable in four equal instalments of 60.06 pence per ordinary share. The interim dividend will be paid to BAT shareholders in May 2025, August 2025, November 2025 and February 2026. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Selected Financial Information 394

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, we also present several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments. Changes to Non-GAAP measures in 2024 In 2024, the Group introduced adjusted Gross Profit, adjusted Gross Margin and Category Contribution Margin as non-GAAP measures. These measures demonstrate the Group's profitability (before adjusting items and translational foreign exchange) from the principal product categories, illustrating the category profitability development as the Group realises the transition from combustibles to Smokeless products in line with the Group's strategy to Build a Smokeless World. Accordingly, New Categories adjusted Gross Margin and New Categories Contribution Margin will be used within the Group's incentive schemes from January 2025. The following tables include, where relevant, reconciliations to the Group's non-GAAP measures, from the most comparable IFRS equivalent. Revenue at Constant Rates of Exchange and Organic Revenue at Current and Constant Rates of Exchange Definition – revenue before the impact of foreign exchange and also presented excluding the inorganic performance of certain businesses bought or sold in the period. To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision- maker, reviews revenue at constant rates of exchange to evaluate the underlying business performance of the Group and its geographic segments. The Group’s Management Board defines this measure as revenue retranslated at the prior periods rate of exchange. The Group’s Management Board believes that revenue at constant rates of exchange provides information that enables users of the financial statements to compare the Group’s business performance across periods without the impacts of translational foreign exchange. This measure has limitations as an analytical tool. The most directly comparable IFRS measure to revenue at constant rates of exchange is revenue. Revenue at constant rates of exchange is not a presentation made in accordance with IFRS, and is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS. Revenue at constant rates of exchange is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS. As Management assesses revenue at constant rates also on an organic basis within the Group's incentive schemes, as reported within the Remuneration Report beginning in page 205, these measures are also presented excluding the inorganic performance of certain businesses bought or sold in the period. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of revenue at current and constant rates of exchange to segmental revenue and to Group revenue for the years ended 31 December 2024, 2023 and 2022. For the year ended 31 December (£m) 2024 2023 2022 Revenue 25,867 27,283 27,655 Impact of translational foreign exchange 1,284 813 (1,382) 2024 revenue re-translated at 2023 exchange rates 27,151 2023 revenue re-translated at 2022 exchange rates 28,096 2022 revenue re-translated at 2021 exchange rates 26,273 Change in revenue at prior year’s exchange rates (constant rates) -0.5% 1.6% 2.3% Inorganic adjustments re-translated at prior year's exchange rates (constant rates) — (550) Organic revenue re-translated at prior year's exchange rates (constant rates) 27,151 27,546 For the year ended 31 December (£m) 2024 2023 2022 Revenue 25,867 27,283 27,655 Inorganic adjustments — (479) (935) Organic revenue 25,867 26,804 26,720 In 2022, our businesses in Russia and Belarus generated £935 million of revenue. During 2023, while still owned by the Group (as they were sold in September 2023), revenue from these business was £479 million. Accordingly, the sale of our businesses in Russia and Belarus was a negative drag on reported revenue by £456 million in 2023 (compared to 2022) and a further £479 million in 2024 (compared to 2023). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Non-GAAP Measures 395

Revenue by Product Category or Geographic Segment – Including Revenue from New Categories, at Constant Rates of Exchange and on an Organic Basis Definition – revenue by product category, and at the prior year’s prevailing exchange rate and also presented excluding the inorganic performance of certain businesses bought or sold in the period, derived from the principal product categories of Combustibles, New Categories (being comprised of revenue from Vapour, HP and Modern Oral), and Traditional Oral, including by the geographic segments of the United States, Americas and Europe, and Asia-Pacific, Middle East and Africa. To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision- maker, reviews revenue growth from the principal product categories of combustibles, New Categories and Traditional Oral, including from the geographic segments of the United States, Americas and Europe, and Asia-Pacific, Middle East and Africa, to evaluate the underlying business performance of the Group reflecting the focus of the Group’s investment activity. The Group’s Management Board assesses revenue by product category, including by geographic segment, at constant rates of exchange, translated to the Group’s reporting currency at the prior period’s prevailing exchange rate, derived from the Group’s combustible portfolio (including but not limited to Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (U.S.), Newport (U.S.), Natural American Spirit (U.S.)), the Group’s New Category portfolio (being Vapour, HP and Modern Oral) and the Group’s Traditional Oral portfolio and the Group’s operations in the United States, Americas and Europe, and Asia-Pacific, Middle East and Africa. The Group’s Management Board also believes that the revenue performance by product category, including by geographic segment, provides information that enables users of the financial statements to compare the Group’s business performance across periods and by reference to the Group’s investment activity. Revenue by product category, including by geographic segment, have limitations as analytical tools. The most directly comparable IFRS measure to revenue by product category, including by geographic segment, is revenue. Revenue by product category, including by geographic segment, are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to revenue as determined in accordance with IFRS. Revenue by product category, including by geographic segment, are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS. As Management assesses New Categories revenue growth on an organic basis within the Group's incentive schemes, as reported within the Remuneration Report beginning in page 205, this measure is also presented excluding the inorganic performance of certain businesses bought or sold in the period. The organic figures shown for the relevant product categories are provided to show the build-up towards revenue from New Categories and what Management is working towards. Reconciliation of revenue by product category to revenue by product category at constant rates of exchange and on an organic basis (2024 - 2023) 2024 Reported £m vs 2023 % Impact of exchange £m Reported at cc £m Reported at cc vs 2023 % Inorganic adjustments £m Organic at cc £m Organic at cc vs 2023 % New Categories: Vapour 1,721 -5.1% 44 1,765 -2.6% — 1,765 -2.5% HP 921 -7.6% 51 972 -2.5% — 972 +5.8% Modern Oral 790 +46.6% 24 814 +51.0% — 814 +53.2% Total New Categories 3,432 +2.5% 119 3,551 +6.1% — 3,551 +8.9% Traditional Oral 1,092 -6.0% 31 1,123 -3.4% — 1,123 -3.4% Combustibles 20,685 -6.4% 1,063 21,748 -1.6% — 21,748 +0.1% Other 658 -1.0% 71 729 +9.7% — 729 +10.1% Revenue 25,867 -5.2% 1,284 27,151 -0.5% — 27,151 +1.3% Inorganic adjustments — — — Organic revenue 25,867 -3.5% 1,284 27,151 +1.3% Reconciliation of revenue by product category to revenue by product category at constant rates of exchange (2023 - 2022) and on an organic basis – 2023 2023 2022 Reported £m vs 2022 % Impact of exchange £m Reported at cc £m Reported at cc vs 2022 % Inorganic adjustments at cc £m Organic at cc £m Reported £m New Categories: Vapour 1,812 +26.2% 11 1,823 +26.9% (2) 1,821 1,436 HP 996 -6.0% 37 1,033 -2.5% (89) 944 1,060 Modern Oral 539 +35.3% 15 554 +39.0% (7) 547 398 Total New Categories 3,347 +15.6% 63 3,410 +17.8% (98) 3,312 2,894 Traditional Oral 1,163 -3.8% 9 1,172 -3.1% — 1,172 1,209 Combustibles 22,108 -4.0% 738 22,846 -0.8% (450) 22,396 23,030 Other 665 +27.6% 3 668 +28.4% (2) 666 522 Revenue 27,283 -1.3% 813 28,096 +1.6% (550) 27,546 27,655 Inorganic adjustments (479) (71) (550) (935) Organic revenue 26,804 +0.3% 742 27,546 26,720 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-GAAP Measures Continued 396

Reconciliation of revenue by product category to revenue by product category at constant rates of exchange 2024 2023 U.S. Reported £m vs 2023 % Impact of exchange £m Reported at cc £m Reported at cc vs 2023 % Reported £m New Categories: Vapour 998 -3.5% 27 1,025 -0.8% 1,033 HP — — — — — — Modern Oral 80 +223.3% 2 82 +232.3% 25 Total New Categories 1,078 +1.8% 29 1,107 +4.6% 1,058 Traditional Oral 1,058 -6.1% 30 1,088 -3.4% 1,127 Combustibles 9,094 -6.7% 253 9,347 -4.1% 9,744 Other 48 -25.3% 2 50 -22.7% 65 Revenue 11,278 -6.0% 314 11,592 -3.4% 11,994 2023 2022 U.S. Reported £m vs 2022 % Impact of exchange £m Reported at cc £m Reported at cc vs 2022 % Reported £m New Categories: Vapour 1,033 +13.1% 6 1,039 +13.8% 913 HP — —% — — — % — Modern Oral 25 -32.2% — 25 -31.8% 36 Total New Categories 1,058 +11.3% 6 1,064 +12.0% 949 Traditional Oral 1,127 -4.0% 7 1,134 -3.4% 1,174 Combustibles 9,744 -6.9% 58 9,802 -6.4% 10,470 Other 65 +44.1% — 65 +45.2% 46 Revenue 11,994 -5.1% 71 12,065 -4.5% 12,639 Note: cc: constant currency – measures are calculated based on a re-translation of the current year’s results of the Group at the prior year’s exchange rates and, where applicable, its geographical segments or product categories. Reconciliation of revenue by product category to revenue by product category at constant rates of exchange 2024 2023 AME Reported £m vs 2023 % Impact of exchange £m Reported at cc £m Reported at cc vs 2023 % Reported £m New Categories: Vapour 611 -10.8% 14 625 -8.8% 686 HP 443 -12.2% 10 453 -10.4% 505 Modern Oral 676 +40.3% 21 697 +44.4% 482 Total New Categories 1,730 +3.5% 45 1,775 +6.1% 1,673 Traditional Oral 34 -5.8% 1 35 -3.6% 36 Combustibles 7,039 -7.5% 447 7,486 -1.7% 7,614 Other 438 -6.7% 30 468 +0.2% 468 Revenue 9,241 -5.6% 523 9,764 -0.3% 9,791 2023 2022 AME Reported £m vs 2022 % Impact of exchange £m Reported at cc £m Reported at cc vs 2022 % Reported £m New Categories: Vapour 686 +47.6% (4) 682 +46.9% 465 HP 505 +2.3% 3 508 +3% 494 Modern Oral 482 +41.5% 11 493 +44.6% 341 Total New Categories 1,673 +28.8% 10 1,683 +29.6% 1,300 Traditional Oral 36 +1.7% 2 38 +7.9% 35 Combustibles 7,614 +0.3% 196 7,810 +2.9% 7,588 Other 468 +28.2% (10) 458 +25.2% 364 Revenue 9,791 +5.4% 198 9,989 +7.6% 9,287 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 397

2024 2023 APMEA Reported £m vs 2023 % Impact of exchange £m Reported at cc £m Reported at cc vs 2023 % Reported £m New Categories: Vapour 112 +19.6% 3 115 +23.7% 93 HP 478 -2.8% 41 519 +5.6% 491 Modern Oral 34 +5.7% 1 35 +10.0% 32 Total New Categories 624 +1.0% 45 669 +8.6% 616 Traditional Oral — — — — — — Combustibles 4,552 -4.2% 363 4,915 +3.5% 4,750 Other 172 +31.1% 39 211 +59.8% 132 Revenue 5,348 -2.7% 447 5,795 +5.4% 5,498 2023 2022 APMEA Reported £m vs 2022 % Impact of exchange £m Reported at cc £m Reported at cc vs 2022 % Reported £m New Categories: Vapour 93 +60.5% 9 102 +74.6% 58 HP 491 -13.2% 34 525 -7.3% 566 Modern Oral 32 +50.3% 4 36 +70.8% 21 Total New Categories 616 -4.5% 47 663 +2.6% 645 Traditional Oral — — — — — — Combustibles 4,750 -4.5% 484 5,234 +5.2% 4,972 Other 132 +18.9% 13 145 +32.0% 112 Revenue 5,498 -4.0% 544 6,042 +5.5% 5,729 Note: cc: constant currency – measures are calculated based on a re-translation of the current year’s results of the Group at the prior year’s exchange rates and, where applicable, its geographical segments or product categories. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-GAAP Measures Continued 398

Adjusted Gross Profit and Adjusted Gross Margin, each on an Organic basis and at Constant Rates of Exchange Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, and before all non production/attributable distribution costs and presented excluding the inorganic performance of certain businesses bought or sold in the period, in £ and as a proportion of organic revenue (at constant rates). New Category adjusted gross margin (being a sub-set of Group adjusted gross margin) will be included within the Group's incentive schemes, as reported within the Remuneration Report beginning on page 205. Costs are incurred by the products either directly as incurred by the product or category, or via an allocation of shared distribution costs in a market, based upon each categories revenue as a proportion of total revenue from that market. Adjusted gross profit and adjusted gross margin have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit from operations as determined in accordance with IFRS. Adjusted gross profit and adjusted gross margin are not necessarily comparable to similarly titled measures used by other companies. Please refer to page 401 for the reconciliation of Group profit from operations to adjusted gross profit and adjusted gross margin, included as part of a wider reconciliation of non-GAAP measures. Category Contribution and Category Contribution margin, each on an Organic basis and at Constant Rates of Exchange Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are attributable to a product category and presented excluding the inorganic performance of certain businesses bought or sold in the period, in £ and as a proportion of revenue (at constant rates). New Category contribution is, and New Category contribution margin will be in the future, assessed by management within the Group's incentive schemes, as reported within the Remuneration Report beginning on page 205. Costs are incurred by the products either directly as incurred by the product or category, or via an allocation of shared distribution costs in a market, based upon each categories revenue as a proportion of total revenue from that market Category contribution and Category contribution margin by products as measures of the Group’s performance have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit from operations as determined in accordance with IFRS. Category Contribution and Category Contribution margin are not necessarily comparable to similarly titled measures used by other companies. Please refer to page 401 for the reconciliation of Group profit from operations to category contribution, included as part of a wider reconciliation of non-GAAP measures. The reconciliation provided reflects the marginal contribution of the Group principal product categories to the Group’s financial performance. This measure includes all attributable revenue and costs. This measure is provided in aggregate as certain costs are incurred across all New Categories and are not product specific. However, certain overhead costs that are not category specific are excluded from Category Contribution. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 399

Adjusted Profit From Operations, Adjusted Operating Margin and Adjusted Organic Profit From Operations Definition – profit from operations before the impact of adjusting items and adjusted profit from operations as a percentage of revenue, and also presented excluding the inorganic performance of certain businesses bought or sold in the period. To supplement BAT’s results from operations presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision‑maker, reviews adjusted profit from operations to evaluate the underlying business performance of the Group and its geographic segments, to allocate resources to the overall business and to communicate financial performance to users of the financial statements. The Group also presents adjusted operating margin, which is defined as adjusted profit from operations as a percentage of revenue. Adjusted profit from operations and adjusted operating margin are not measures defined by IFRS. The most directly comparable IFRS measure to adjusted profit from operations is profit from operations. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting and provides details of items that are specifically excluded from being classified as adjusting items. Adjusting items in profit from operations include restructuring and integration costs, amortisation of trademarks and similar intangibles, impairment of goodwill and charges in respect of certain litigation. The definition of adjusting items is explained in note 1 in the Notes on the Accounts. The Group’s Management Board believes that these additional measures are useful to the users of the financial statements and are used by the Group’s Management Board as described above, because they exclude the impact of adjusting items which have less bearing on the routine ongoing operating activities of the Group, thereby enhancing users’ understanding of underlying business performance. The Group’s Management Board also believes that adjusted profit from operations provides information that enables users of the financial statements to compare the Group’s business performance across periods. Additionally, the Group’s Management Board believes that similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to the Group, many of which present an adjusted operating profit-related performance measure when reporting their results. Adjusted profit from operations and adjusted operating margin have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit for the year, profit from operations or operating margin as determined in accordance with IFRS. Adjusted profit from operations and adjusted operating margin are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS. As Management assesses adjusted profit from operations at constant rates also on an organic basis within the Group's incentive schemes, as reported within the Remuneration Report beginning in page 205, this measure is also presented excluding the inorganic performance of certain businesses bought or sold in the period. The table below reconciles the Group’s profit from operations to adjusted profit from operations, and to adjusted profit from operations at constant rates based on a re-translation of adjusted profit from operations for each year, at the previous year’s exchange rates, and provides adjusted operating margin for the periods presented. Refer to note 2 in the Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to Group profit for the years ended 31 December 2024, 2023 and 2022. For the year ended 31 December (£m) 2024 2023 2022 Profit/(loss) from operations 2,736 (15,751) 10,523 Restructuring and integration costs — (2) 771 Amortisation and impairment of trademarks and similar intangibles 2,279 23,202 285 Charges in respect of an excise assessment in Romania 449 — — Charges in respect of the ongoing litigation in Canada 6,203 — — Impairment charges in respect of fixed assets, including the Group's head office in London 149 — — Impairment of goodwill 39 4,614 — Charges in connection with disposal of associate 6 — — Credit in respect of calculation of excise on social contributions in Brazil — (148) — Credit in respect of partial buy-out of the pension fund in the U.S. — — (16) Charges in connection with planned disposal of subsidiaries — — 612 Charges in connection with disposal of subsidiaries — 351 (6) Charges in respect of contributions on investment grants in Brazil — 47 — Credit in respect of recovery of VAT on social contributions in Brazil — (19) (460) Charges in respect of DOJ investigation and OFAC investigation 4 75 450 Credit in respect of settlement of historic litigation in relation to the Fox River (132) — — Charges in respect of Nigeria FCCPC case — — 79 Other adjusting items (including Engle) 157 96 170 Adjusted profit from operations 11,890 12,465 12,408 Operating margin 10.6% -57.7% 38.1% Adjusted operating margin 46.0% 45.7% 44.9% Impact of translational foreign exchange 549 324 (782) Adjusted profit from operations re-translated at constant rates 12,439 12,789 11,626 Change in adjusted profit from operations re-translated at constant rates -0.2% +3.1% +4.3% Inorganic adjustments retranslated at constant rates — (223) (276) Adjusted organic profit from operations re-translated at constant rates 12,439 12,566 11,350 Adjusted organic measures above are re-translated at constant rates. Adjusted organic profit from operations in 2023, translated at 2023 rates was £12,272 million. The movement in adjusted organic profit from operations, at constant rates of exchange in 2024 was up 1.4%. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-GAAP Measures Continued 400

Reconciliations of Profit from Operations to Adjusted Organic Profit from Operations, Adjusted Organic Operating Margin, Category Contribution, Category Contribution Margin, Adjusted Gross Profit and Adjusted Gross Margin, at constant rates of exchange. The following reconciliations are provided to support the definitions of the above measures as explained on pages 396 to 401. They are also provided to demonstrate the reconciliation from respective IFRS measures to the non-GAAP equivalents, being measures used within the incentives schemes in 2024 and proposed to be used in 2025. Adjusted gross profit and adjusted gross margin are new measures, introduced in 2024, with comparative movements to 2023 only. 2024 Group reported £m New Categories £m Combustibles £m Traditional Oral £m Other £m Revenue 25,867 3,432 20,685 1,092 658 Impact of translational FX 1,284 119 1,063 31 71 Organic revenue (see page 395) 27,151 3,551 21,748 1,123 729 Profit from Operations 2,736 Operating margin 10.6% Adjusting items (see page 400) 9,154 Impact of translational FX 549 Inorganic adjustments — Adjusted organic profit from operations 12,439 Adjusted organic operating margin 45.8% Other costs that are not attributable to categories 1,907 Category Contribution 14,346 251 13,012 863 220 Category Contribution margin 52.8% 7.1% 59.8% 76.8% 30.2% Category spend (Marketing Investment and R&D) 3,900 1,725 2,052 60 63 Adjusted Gross profit 18,246 1,976 15,064 923 283 vs 2023 2.2% 19.8% 0.3% -1.6% 14.6% Adjusted Gross margin 67.2% 55.7% 69.3% 82.2% 38.9% Adjusted Gross profit at current rates 17,485 1,932 14,398 898 257 2023 Group reported £m New Categories £m Combustibles £m Traditional Oral £m Other £m Revenue 27,283 3,347 22,108 1,163 665 Inorganic adjustments (479) (87) (389) 0 (3) Organic revenue (see page 395) 26,804 3,260 21,719 1,163 662 Loss from Operations (15,751) Operating margin -57.7% Adjusting items (see page 400) 28,216 Inorganic adjustments (193) Adjusted organic profit from operations 12,272 Adjusted organic operating margin 45.8% Other costs that are not attributable to categories 1,904 Category Contribution 14,176 0 13,084 880 212 Category Contribution margin 52.9% 0.0% 60.2% 75.7% 32.0% Category spend (Marketing Investment and R&D) 3,674 1,649 1,933 57 35 Adjusted Gross profit 17,850 1,649 15,017 937 247 Adjusted Gross margin 66.6% 50.6% 69.1% 80.6% 37.2% at Constant FX As reconciled on page 396, organic revenue from New Categories at constant rates of exchange in 2023 was £3,312 million. New Categories adjusted gross profit in 2023 was £1,649 million, however when translated at 2022 rates of exchange (to be on a constant rate basis) this would have been £1,779 million. Accordingly, New Categories adjusted gross margin at constant rates of exchange was, in 2023, 53.7%. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 401

Adjusted Net Finance Costs and Adjusted Net Finance Costs at constant rates of exchange Definition – Net finance costs before the impact of adjusting items and translational foreign exchange. To supplement BAT’s performance presented in accordance with IFRS, the Group’s net finance costs are also presented before adjusting items (as defined in note 1 in the Notes on the Accounts) and before the impact of translational foreign exchange. The Group’s Management Board believes that adjusted net finance costs provides information that enables users of the financial statements to compare the Group’s business performance across periods. The Group’s Management Board uses adjusted net finance costs as part of the total assessment of the underlying performance of all the Group’s business interests. Adjusted net finance costs has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity, and should not be considered as an alternative to the Group’s net finance costs as determined in accordance with IFRS. Adjusted net finance costs is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted net finance costs is net finance costs. The table below reconciles the Group’s net finance costs to adjusted net finance costs, and to adjusted net finance costs at constant rates based on a re-translation of adjusted net finance costs for each year, at the previous year’s exchange rates. For the year ended 31 December (£m) 2024 2023 2022 Finance costs (1,349) (2,081) (1,733) Finance income 251 186 92 Net finance costs (1,098) (1,895) (1,641) Less: Adjusting items in net finance costs (491) 96 34 Adjusted net finance costs (1,589) (1,799) (1,607) Comprising: Interest payable (1,759) (1,835) (1,648) Interest and dividend income 251 186 92 Fair value changes - derivatives (90) (599) 473 Exchange differences 9 449 (524) Adjusted net finance costs (1,589) (1,799) (1,607) Impact of translation foreign exchange (27) 5 Adjusted net finance costs, at prior year’s exchange rates (constant rates) (1,616) (1,794) Adjusted Share of Post-Tax Results of Associates and Joint Ventures Definition – share of post-tax results of associates and joint ventures before the impact of adjusting items. To supplement BAT’s performance presented in accordance with IFRS, the Group’s share of post-tax results of associates and joint ventures is also presented before adjusting items (as defined in note 1 in the Notes on the Accounts). The Group’s Management Board believes that adjusted share of post-tax results of associates and joint ventures provides information that enables users of the financial statements to compare the Group’s business performance across periods. The Group’s Management Board uses adjusted share of post- tax results from associates and joint ventures as part of the total assessment of the underlying performance of all the Group’s business interests. Adjusted share of post-tax results of associates and joint ventures has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity, and should not be considered as an alternative to the Group’s share of post-tax results of associates and joint ventures as determined in accordance with IFRS. Adjusted share of post-tax results of associates and joint ventures is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted share of post-tax results of associates and joint ventures is share of post-tax results of associates and joint ventures. For the year ended 31 December (£m) 2024 2023 2022 Group’s share of post-tax results of associates and joint ventures 1,900 585 442 Issue of shares and changes in shareholding (18) (40) 3 Other exceptional items in ITC — (2) — Gain on partial divestment of shares held in ITC (1,361) — — Impairment of the Group’s associate in Yemen — — 18 Impairment in relation to Organigram (net of tax) — 34 59 Other — — 12 Adjusted Group’s share of post-tax results of associates and joint ventures 521 577 534 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-GAAP Measures Continued 402

Adjusted Taxation Definition – Taxation before the impact of adjusting items. BAT management monitors the Group’s adjusted taxation to assess BAT’s underlying tax (as defined in note 1 in the Notes on the Accounts). Adjusted taxation is not a measure defined by IFRS. The table below provides the calculation of the Group’s adjusted taxation. The Group’s Management Board believes that this additional measure is useful to the users of the financial statements, and is used by BAT management as described above, because it excludes the tax on adjusting items and adjusting tax, thereby enhancing users’ understanding of underlying business performance. Adjusted taxation has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the taxation as determined in accordance with IFRS. Adjusted taxation is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s taxation as determined in accordance with IFRS. The table below provides the calculation of the Group’s adjusted taxation for the periods presented. For the year ended 31 December (£m) 2024 2023 2022 UK corporation tax – current year tax expense 15 20 2 – adjustments in respect of prior periods 9 12 (5) Overseas tax – current year tax expense 2,571 2,804 2,675 – adjustments in respect of prior periods 108 (25) 46 Current tax 2,703 2,811 2,718 Pillar Two income tax 79 — — Total current tax 2,782 2,811 2,718 Deferred tax (2,425) (5,683) (240) Taxation on ordinary activities 357 (2,872) 2,478 Adjusting items in taxation 157 73 27 Taxation on adjusting items 2,049 5,415 176 Adjusted tax charge 2,563 2,616 2,681 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 403

Underlying Tax Rate and Underlying Tax Rate at constant rates of exchange Definition – Tax rate incurred before the impact of adjusting items and translational foreign exchange and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results. BAT management monitors the Group’s underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items (as defined in note 1 in the Notes on the Accounts). Underlying tax rate is not a measure defined by IFRS. The table below provides the calculation of the Group’s effective tax rate as determined in accordance with IFRS with underlying tax rate for the periods presented. The Group’s Management Board believes that this additional measure is useful to the users of the financial statements, and is used by BAT management as described above, because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s effective tax rate as determined in accordance with IFRS. The table below shows the computation of the Group’s underlying tax rate for the periods presented and underlying tax rate at constant rates based on a re-translation of underlying tax rate for each year, at the previous year’s exchange rates and the related reconciliation of profit before taxation to adjusted profit before taxation, excluding associates and joint ventures, and taxation on ordinary activities to adjusted taxation and adjusted taxation at constant rates of exchange. For the year ended 31 December (£m) 2024 2023 2022 Profit/(loss) before taxation 3,538 (17,061) 9,324 Less: Share of post-tax results of associates and joint ventures (1,900) (585) (442) Adjusting items within profit from operations 9,154 28,216 1,885 Adjusting items within finance costs (491) 96 34 Adjusted profit before taxation, excluding associates and joint ventures 10,301 10,666 10,801 Impact of translational foreign exchange 522 329 (642) Adjusted PBT, excluding associates and joint ventures at constant rates of exchange 10,823 10,995 10,159 Taxation on ordinary activities (357) 2,872 (2,478) Adjusting items within taxation and taxation on adjusting items (2,206) (5,488) (203) Adjusted taxation (2,563) (2,616) (2,681) Impact of translational foreign exchange on adjusted taxation (106) (109) 131 Adjusted taxation at constant rates of exchange (2,669) (2,725) (2,550) Effective tax rate 10.1% 16.8% 26.6% Underlying tax rate 24.9% 24.5% 24.8% Underlying tax rate (at constant rates) 24.7% 24.8% 25.1% BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-GAAP Measures Continued 404

Adjusted Diluted Earnings Per Share and Adjusted Organic Diluted Earnings Per Share, presented at both current and constant rates of exchange Definition – earnings per share before the impact of adjusting items and inorganic adjustments, after adjustments to the number of shares outstanding for the impact of share option schemes whether they would be dilutive or not under statutory measures, presented at the prior year’s rate of exchange. BAT management monitors adjusted diluted EPS, a measure which removes the impact of adjusting items (as defined in note 1 in the Notes on the Accounts) from diluted earnings per share. Adjusted diluted EPS is considered by the Group’s Management Board to be useful to the users of the financial statements and is used by management within the Group’s incentive schemes, as reported within the Remuneration Report beginning on page 205 and reported in note 11 in the Notes on the Accounts, as an indicator of diluted EPS before adjusting items. Adjusted Diluted EPS is not necessarily comparable to similarly titled measures used by other companies. Adjusted diluted EPS has limitations as an analytical tool and should not be used in isolation from, or as a substitute for, diluted EPS as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted diluted EPS is diluted EPS. As Management assesses adjusted diluted earnings per share (at both current and constant rates of exchange) on an organic basis within the Group's incentive schemes, as reported within the Remuneration Report beginning in page 205, this measure is also presented excluding the inorganic performance of certain businesses bought or sold in the period. The table below shows the computation of adjusted diluted EPS and adjusted diluted EPS at constant exchange rates for the periods presented. For the year ended 31 December (pence) 2024 2023 2022 Diluted earnings/(loss) per share 136.0 (646.6) 291.9 Effect of amortisation and impairment of goodwill, trademarks and similar intangibles 80.7 1,006.1 9.6 Effect of impairment charges in respect of fixed assets, including the Group's head office and the decision to exit Cuba 4.5 — — Effect of settlement of historical litigation in relation to the Fox River (4.9) — — Net effect of Excise and VAT cases — (5.7) (17.1) Effect of the ongoing litigation in Canada 205.0 — — Effect of disposal of subsidiaries — 24.5 (0.3) Effect of Romania and Brazil other taxes 20.1 1.4 — Effect of charges in respect of DOJ and OFAC investigations 0.2 3.4 19.9 Effect of planned disposal of subsidiaries — (8.7) 26.4 Effect of restructuring and integration costs — (0.2) 28.9 Effect of other adjusting items in operating profit 5.3 3.3 8.7 Effect of adjusting items in net finance costs (17.0) 3.1 1.2 Effect of gains related to the partial divestment of shares held in ITC (59.5) — — Effect of associates’ adjusting items (0.8) (0.4) 4.1 Effect of adjusting items in respect of deferred taxation (12.0) (4.4) (1.9) Adjusting items in tax 4.9 1.2 — Impact of dilution* (1.4) Adjusted diluted earnings per share 362.5 375.6 371.4 Impact of translational foreign exchange 19.4 10.8 (23.3) Adjusted diluted earnings per share, at constant exchange rates 381.9 386.4 348.1 Inorganic adjustments, at constant rates — (8.3) Adjusted organic diluted earnings per share, at constant exchange rates 381.9 378.1 For the year ended 31 December (pence) 2024 2023 2022 Adjusted diluted earnings per share (see above) 362.5 375.6 371.4 Inorganic adjustments — (7.1) (12.1) Adjusted organic diluted earnings per share 362.5 368.5 359.3 Adjusted organic diluted earnings per share in 2023, translated at 2023 rates was 368.5p. Adjusted organic diluted earnings per share in 2024, translated at the prior year's exchange rate was 381.9p. Accordingly, the movement in adjusted organic diluted earnings per share, at constant rates of exchange in 2024 was an increase of 3.6%. Adjusted organic diluted earnings per share in 2022, translated at 2022 rates was 359.3p. Adjusted organic diluted earnings per share in 2023, translated at the prior year's exchange rate was 378.1p. Accordingly, the movement in adjusted organic diluted earnings per share, at constant rates of exchange in 2023 was an increase of 5.2%. Note: * In 2023, the Group reported a loss for the year. Following the requirements of IAS 33, the impact of share options would be antidilutive and is therefore excluded, for 2023, from the calculation of diluted earnings per share, calculated in accordance with IFRS. For remuneration purposes, and reflective of the Group's positive earnings on an adjusted basis, Management included the dilutive effect of share options in calculating adjusted diluted earnings per share. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 405

Operating Cash Flow Conversion Ratio and Organic Operating Cash Flow Conversion Ratio Definition – net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding taxes paid and net capital expenditure, as a proportion of adjusted profit from operations. It is also presented excluding the inorganic performance of certain businesses bought or sold in the period. Operating cash flow conversion ratio is used by Management within the Group’s incentive schemes as reported within the Remuneration Report beginning on page 205. Operating cash flow conversion ratio has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to measures of liquidity or financial position as determined in accordance with IFRS. Operating cash flow conversion ratio is not necessarily comparable to similarly titled measures used by other companies. As Management assesses operating cash flow conversion ratio on an organic basis within the Group's incentive schemes, as reported within the Remuneration Report beginning on page 205, this measure is also presented excluding the inorganic performance of certain businesses bought or sold in the period. The table below shows the computation of operating cash flow conversion ratio for the periods presented. For the year ended 31 December (£m) 2024 2023 2022 Net cash generated from operating activities 10,125 10,714 10,394 Cash related to adjusting items 824 156 466 Dividends from associates (406) (506) (394) Tax paid 1,854 2,622 2,537 Net capital expenditure (434) (487) (599) Other 1 — (1) Operating cash flow 11,964 12,499 12,403 Adjusted profit from operations* 11,890 12,465 12,408 Cash conversion ratio** 370% -68% 99% Operating cash flow conversion ratio 101% 100% 100% Operating cash flow 11,964 12,499 12,403 Inorganic adjustments — (72) Organic operating cash flow 11,964 12,427 Adjusted profit from operations* 11,890 12,465 12,408 Inorganic adjustments — (193) Adjusted organic profit from operations 11,890 12,272 Organic operating cash flow conversion ratio 101% 101% Notes: * See page 400 for a reconciliation of profit from operations to adjusted profit from operations. ** Net cash generated from operating activities as a percentage of profit from operations. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-GAAP Measures Continued 406

Adjusted Cash Generated from Operations (at Current and Constant Rates of Exchange) and Adjusted Organic Cash Generated from Operations (at constant rates of exchange) Definition – net cash generated from operating activities before the impact of adjusting items (litigation), excluding dividends received from associates, and after dividends paid to non-controlling interests, net interest paid and net capital expenditure, and translational foreign exchange. It is also presented excluding the inorganic performance of certain businesses bought or sold in the period. Adjusted cash generated from operations is a measure of cash flow which is used within the Group’s incentive schemes as reported within the Remuneration Report beginning on page 205.Adjusted cash generated from operations has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to measures of liquidity or financial position as determined in accordance with IFRS. Adjusted cash generated from operations is not necessarily comparable to similarly titled measures used by other companies. As Management assesses adjusted cash generated from operations (at constant rates of exchange) these measures also on an organic basis within the Group's incentive schemes, as reported within the Remuneration Report beginning in page 205, this measure is also presented excluding the inorganic performance of certain businesses bought or sold in the period. The table below shows the computation of adjusted cash generated from operations for the periods presented. For the year ended 31 December (£m) 2024 2023 2022 Net cash generated from operating activities 10,125 10,714 10,394 Dividends paid to non-controlling interests (121) (105) (158) Net interest paid (1,669) (1,763) (1,588) Net capital expenditure (434) (487) (599) Other — 1 — Effect of deferral of U.S. tax, in line with the federal disaster declaration in central and western North Carolina (700) — — Cash related to adjusting items within adjusted cash generated from operations 360 (49) 231 Other costs excluding litigation and restructuring costs 399 19 3 Dividends from associates (406) (506) (394) Adjusted cash generated from operations 7,554 7,824 7,889 Impact of translational foreign exchange 401 97 (484) Adjusted cash generated from operations, at constant exchange rates 7,955 7,921 7,405 Inorganic adjustments, at constant exchange rates — (2) Adjusted organic cash generated from operations, at constant exchange rates 7,955 7,919 In 2024, the Group deferred tax payments in the U.S. from 2024 to 2025 totalling US$895 million (£700 million). For the purposes of the 2024 and 2025 adjusted cash generated from operations metric, which is included in the Group's incentive schemes, the impact of deferral has not been included in the calculation as it does not reflect the cash generated by the normal operations of the Group. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 407

Net Debt Definition – total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value. The Group uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS. The most directly comparable IFRS measure to net debt is total borrowings. The Group’s Management Board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to total borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. In addition, it does not exclude restricted cash (as set out in note 21 in the Notes on the Accounts) in the calculation. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS. A reconciliation of borrowings to net debt is provided in note 23 in the Notes on the Accounts. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-GAAP Measures Continued 408

This page is intentionally left blank BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 409

Adjusted Return on Capital Employed Definition – Profit from operations, excluding adjusting items and including dividends from associates and joint ventures, as a proportion of average total assets less current liabilities in the period. Adjusted ROCE will be included within the Group's incentive schemes, as reported within the Remuneration Report beginning on page 205. Adjusted ROCE is not a measure defined by IFRS. The most directly comparable IFRS measure to adjusted ROCE is profit from operations as a proportion of total assets less current liabilities. Adjusted ROCE has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to other measures that may be derived from the financial statements prepared in accordance with IFRS. Adjusted ROCE is not necessarily comparable to similarly titled measures used by other companies. The definition of adjusting items is provided in note 1 in the Notes on the Accounts. The table below reconciles profit from operations to adjusted profit from operations including dividends from associates and joint ventures and provides the constituent parts of average capital employed. As of the year ended 31 December (£m) 2024 2023 2022 Profit/(loss) from operations 2,736 (15,751) 10,523 Adjusting items 9,154 28,216 1,885 Dividends received from associates and joint ventures 406 506 394 Adjusted profit from operations, inclusive of dividends from associates and joint ventures 12,296 12,971 12,802 Total Assets 118,899 118,716 153,546 Current Liabilities 18,743 15,673 17,853 Capital employed at balance sheet date 100,156 103,043 135,693 Average capital 101,600 119,368 128,957 Adjusted ROCE 12.1% 10.9% 9.9% Results on a Constant Translational Currency Basis Movements in foreign exchange rates have impacted the Group’s financial results. The Group’s Management Board reviews certain of its results, including revenue, revenue growth from New Categories, adjusted profit from operations and adjusted diluted earnings per share, at constant rates of exchange. The Group calculates these financial measures at constant rates of exchange based on a re-translation, at prior year exchange rates, of the current year’s results of the Group and, where applicable, its geographic segments. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group’s Management Board does believe that such results excluding the impact of currency fluctuations and the performance of businesses sold or acquired that may significantly affect the users understanding of the Group’s performance when compared across periods, as applicable provide additional useful information to users of the financial statements regarding the Group’s operating performance on a local currency basis. Accordingly, the constant rates of exchange financial measures appearing in the discussion of the Group results of operations (beginning on page 48) should be read in conjunction with the information provided in note 2 in the Notes on the Accounts. In 2024, 2023 and 2022, results were affected by translational exchange rate movements. In 2024, at the prevailing exchange rates, reported revenue declined by 5.2%, revenue from New Categories increased by 2.5% and adjusted profit from operations decreased by 4.6% versus 2023. At constant rates of exchange, reported revenue would have decreased by 0.5%, revenue from New Categories would have increased by 6.1% and adjusted profit from operations would have decreased by 0.2%. This lower performance at prevailing exchange rates reflects the negative translational impact as a result of the relative strength of sterling. In 2023, at the prevailing exchange rates, revenue decreased by 1.3%, revenue from New Categories increased by 15.6% and adjusted profit from operations increased by 0.5% versus 2022. At constant rates of exchange, revenue would have increased by 1.6%, revenue from New Categories would have increased by 17.8% and adjusted profit from operations would have increased by 3.1%. This lower performance at prevailing exchange rates reflects the negative translational impact as a result of the relative strength of sterling. In 2024, 2023 and 2022, adjusted diluted earnings per share was affected by translational exchange rate movements. In 2024, the adjusted diluted earnings per share of 362.5p, a decrease of 3.5%, would, when translated at 2023 exchange rates, have been 381.9p, an increase of 1.7%. This lower performance, in 2024, at prevailing exchange rates, reflects the negative translational impact as a result of the relative strength of sterling. In 2023, the adjusted diluted earnings per share of 375.6p, an increase of 1.1%, would, when translated at 2022 exchange rates, have been 386.4p, an increase of 4.0%. This lower performance, in 2023, at prevailing exchange rates, reflects the negative translational impact as a result of the relative strength of sterling. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Non-GAAP Measures Continued 410

As at 31 December 2024, the number of persons employed by the Group was 48,989 worldwide. The Group believes that its labour relations are good. Certain temporary employees are included in the below figures. The number of such temporary employees is approximately 464 in 2024 and largely relates to seasonal workers within operations. The following table sets forth the number of Group employees by region in 2024, 2023 and 2022. Region (number of employees worldwide) As at 31 December 2024 2023 2022 U.S. 4,192 3,763 4,152 AME 31,347 30,100 33,175 APMEA 13,450 12,862 13,070 Total employees 48,989 46,725 50,397 Note: 1. Included within the employee numbers for AME are certain employees in different locations in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Employees 411

Additional Disclosures on Liquidity and Capital Resources The Group’s cash inflows derive principally from its operating activities. They are supplemented when required by cash flows from financing activities, typically to support general corporate requirements but also, from time to time, to support acquisitions. The principal sources of liquidity for the Group are cash flows generated from the operating business and proceeds from issuances of debt securities described below under ‘capital resources’. The Board reviews and agrees the overall treasury policies and procedures, delegating appropriate oversight to the Chief Financial Officer and the treasury function. The treasury policies include a set of financing principles and key performance indicators. The Group’s treasury position is monitored by a Corporate Finance Committee chaired by the Chief Financial Officer. Treasury operations are subject to periodic independent reviews and audits, both internal and external. Capital Expenditure Gross capital expenditures include purchases of property, plant and equipment and purchases of certain intangibles. The Group’s gross capital expenditures for 2024, 2023 and 2022 were £581 million, £541 million and £630 million, respectively, representing investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). The Group expects gross capital expenditures in 2025 of approximately £650 million, representing the ongoing investment in the Group’s operational infrastructure, including the continued investment in New Categories. This is expected to be funded by the Group’s cash flows and existing facilities. Hedging Instruments As discussed in note 19 in the Notes on the Accounts, the Group hedges its exposure to interest rate movements and currency movements. BAT’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings. Interest rate swaps have been used to manage the interest rate profile of external borrowings, while cross-currency swaps have been used to manage the currency profile of external borrowings. Capital Resources Policy The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to ensure that there is the maximum mobilisation of cash within the Group. The key objectives of treasury in respect of cash and cash equivalents are to protect the principal value of the Group’s cash and cash equivalents, to concentrate cash at the centre to minimise the required long-term debt issuance, including perpetual hybrid debt treated as an equity instrument, and to optimise the yield earned. The amount of debt the Group issues is determined by forecasting the net debt requirement after the mobilisation of cash. Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms or through local borrowings by the subsidiaries in appropriate currencies. All contractual borrowing covenants have been met and none are expected to inhibit the Group’s operations or funding plans. Borrowings The following table sets out the Group’s long- and short-term borrowings as of the dates indicated: As of 31 December (£m)1 Currency Maturity dates Interest rates at 31 December 2024 2024 2023 2022 Eurobonds2 Euro 2025 to 2045 1.3% to 5.4% 5,236 5,569 7,149 UK sterling 2025 to 2055 2.1% to 6.0% 2,291 3,097 3,884 Swiss franc 2026 1.4% 221 234 226 Bonds issued pursuant to rules under the U.S. Securities Act (as amended)2 US dollar 2025 to 2053 1.7% to 8.1% 28,268 29,913 30,152 Commercial paper2 — — 27 Other loans — 100 875 Bank loans 211 216 203 Bank overdrafts 138 103 106 Finance leases 585 498 517 Total 36,950 39,730 43,139 Notes: 1. The financial data above has been extracted from the Group’s consolidated financial statements. 2. The issuers of these debt securities are B.A.T. International Finance p.l.c., B.A.T Capital Corporation, Reynolds American Inc., or R.J. Reynolds Tobacco Company, as applicable. British American Tobacco p.l.c. is the ultimate guarantor in each case. Perpetual hybrid bonds issued by the Company have been classified as equity and therefore excluded from borrowings. * Eurobond with a maturity date in 2021 that was repaid in 2021. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Additional Disclosures on Liquidity and Capital Resources 412

Off-Balance Sheet Arrangements and Contractual Obligations The Group has no significant off-balance sheet arrangements. The Group has contractual obligations to make future payments on debt agreements. In the normal course of business, the Group enters into contractual arrangements where the Group commits to future purchases of services from unaffiliated parties and related parties. The Group’s undiscounted contractual obligations as of 31 December 2024 were as follows: Payments due by period (£m) Total Less than 1 Year 1–3 Years 3–5 Years Thereafter Long-term notes and other borrowings, exclusive of interest1 35,800 3,606 5,436 5,073 21,685 Interest payments related to long-term notes1 565 565 — — — Lease liabilities 585 141 220 87 137 Purchase obligations2 863 792 71 — — Total cash obligations 37,813 5,104 5,727 5,160 21,822 Notes: 1. For more information about the Group’s long-term debt, see note 23 in the Notes on the Accounts. 2. Purchase obligations primarily include commitments to acquire tobacco leaf. Purchase orders for the purchase of other raw materials and other goods and services are not included in the table, as the Group’s operating subsidiaries are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders typically represent authorisations to purchase rather than binding agreements. The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future funding are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme assets totalled £117 million as of 31 December 2024, which is net of pension assets of £6,612 million. The Group expects to be required to contribute £36 million to its defined benefit plans during 2025. See note 15 in the Notes on the Accounts for further information. The above table also excludes any amounts in relation to service contracts which are disclosed in note 31 in the Notes on the Accounts. The Group has £67 million of future contractual commitments (2023: £60 million) related to property, plant and equipment and £5 million of future contractual commitments (2023: £2 million) related to intangible assets. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 413

The following is a summary of some of the risks and uncertainties, the occurrence of any one of which, alone or in combination with other events or circumstances, may materially adversely affect the Group’s results of operations and financial condition. You should read this summary together with the Group Principal Risks section from pages 155 to 162 and the more detailed description of each risk factor contained below. One of the principal risks "Inability to develop, commercialise and deliver the New Categories strategy" is an amalgamation of various risk factors across all four Group Risk Factor categories of Business execution and supply chain, Legal, regulatory and compliance, Economic and financial and Product pipeline, commercialisation and intellectual property. Business execution and supply chain risks – Competition from illicit trade. – Geopolitical tensions that have the potential to disrupt the Group’s business in multiple markets. – Injury, illness or death in the workplace. – Disruption to the Group’s data and information technology systems, including by cyber attack or the malicious manipulation or disclosure of confidential or sensitive information. – Failure to meet current or future New Categories demand. – Failure of a financial counterparty. – Exposure to unavailability of, and price volatility, in raw materials and increased costs of employment. – Failure to retain key personnel or to attract and retain skilled talent. – Disruption to the supply chain and distribution channels. – Failure to uphold the high standard of sustainability management, performance and reporting. – Failure to successfully design, implement and sustain an integrated framework and operating model for Artificial Intelligence (AI). – Inability to obtain adequate supplies of tobacco leaf. – Exposure to product contamination. – Failure to successfully design, implement and sustain an integrated technical landscape and ERP strategy. – Failure to manage the Group’s climate change-related risk. – Failure to manage the Group’s circular economy risk. – Impact of a pandemic on the performance of the Group. Legal, regulatory and compliance risks – Exposure to, the enactment of, proposals for, or rumours of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products and/or the lack of appropriate regulation for New Categories. – Adverse implications of EU legislation on single-use plastics that will result in on-pack environmental warnings and financial implications relating to Extended Producer Responsibility (EPR). – Exposure to litigation, regulatory action or criminal investigations on tobacco, nicotine, New Categories and other issues. – Significant and/or unexpected increases or structural changes in tobacco and nicotine-related taxes. – Failure to comply with health and safety and environmental laws. – Exposure to unfavourable tax rulings. – Exposure to potential liability under competition or antitrust laws. – Failure to establish and maintain adequate controls and procedures to comply with applicable securities, corporate governance and compliance regulations. – Lack of external recognition and acceptance of the foundational science and inability to effectively communicate to stakeholders about the potential health impact of our New Category products. – Insufficient product stewardship and failure to comply with product regulations. – Failure to uphold high standards of corporate behaviour, including through unintended or malicious breach of anti-bribery and anti- corruption and other anti-financial crime laws. – Unexpected legislative changes to corporate income tax laws. – Imposition of sanctions under sanctions regimes or similar international, regional or national measures. – Failure to uphold New Categories marketing practices. – Loss or misuse of personal data through a failure to comply with the European General Data Protection Regulation, the UK Data Protection Act 2018, e-Privacy laws and other privacy legislation governing the processing of personal data. Economic and financial risks – Foreign exchange rate exposures. – Inability to obtain price increases and exposure to risks from excessive price increases and value chain erosion. – Effects of declining consumption of legitimate tobacco products and a tough competitive environment. – Funding, liquidity and interest rate risks. – Failure to achieve growth through mergers, acquisitions, joint ventures, investments and other transactions. – Unforeseen underperformance in key global markets. – Increases in net liabilities under the Group’s retirement benefit schemes. Product pipeline, commercialisation and Intellectual Property risks – Inability to predict consumers’ changing behaviours and launch innovative products that offer adult tobacco and nicotine consumers meaningful value-added differentiation. – Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Summary of Group Risk Factors 414

Business Execution and Supply Chain Risks Risk: Competition from illicit trade Description Illicit trade in the form of counterfeit products, diversion of genuine Group products, products that are smuggled illegally across borders, and locally manufactured products, which do not comply with applicable regulations and/or in which applicable taxes are evaded, represent a significant and growing threat to the legitimate tobacco industry, including New Categories products. Factors such as increasing levels of taxation and inflation, economic downturn and increased cost of living, lack of law enforcement, appropriate penalties and weak border control are encouraging more adult tobacco and New Categories consumers to switch to illegal cheaper tobacco and New Categories products and are providing greater rewards for counterfeiters and smugglers. Regulatory restrictions such as plain packaging or graphic health warnings, display bans, flavour or ingredient restrictions and increased compliance costs further disadvantage legitimate industry participants by providing competitive advantages to illicit manufacturers and distributors of illicit tobacco and New Categories products. Impact Illicit trade has an overall negative impact on society, deprives governments of revenues and encourages various forms of crime such as terrorism, money laundering and human trafficking. Above all, illicit trade has an adverse effect on the Group’s overall business and reputation. Illicit trade can damage brand equity, which could undermine the Group’s investment in Trade Marketing and Distribution, increase operational costs where products may become commoditised, make it more difficult to adhere to underage prevention and decrease volumes sold. Although our AIT policy is an integral part of our SoBC, representing our internal commitment in the fight against illicit trade and sets out the controls all Group companies must have in place and adhere to, it cannot prevent all instances of illicit trade. Furthermore, counterfeit products (especially New Categories) and other illicit products could harm consumers, damages goodwill and/or the category (with lower volumes and reduced profits), and could potentially lead to misplaced claims against BAT, further regulation and a failure to deliver our corporate harm reduction objective. Finally, as the Group has contractual and legislative obligations to prevent the diversion of our products into illicit channels, actual breaches of the obligations to prevent product diversion into illicit channels can lead to substantial fines in the forms of seizure payments and legislative penalties (including financial penalties). Additionally, actual and perceived breaches may result in the risk of reputational damage (including negative perceptions of our governance and our ESG credentials) from Group products being found in illicit channels. Although in practice, the proportion of illicit trade which can be traced back to BAT products is exceptionally low. Risk: Geopolitical tensions that have the potential to disrupt the Group’s business in multiple markets Description The Group’s operations and financial condition are influenced by the economic and political situations in the markets and regions in which it has operations, which are often unpredictable and outside of its control. Some markets in which the Group operates face the threat of civil unrest and can be subject to frequent changes in regime. In others, there is a risk of terrorism, conflict, global health crisis, war, organised crime or other criminal activity. The Group is also exposed to economic policy changes in jurisdictions in which it operates, for example state nationalisation of assets and withdrawal from international / bilateral trade agreements including the introduction of tariffs or trade embargoes. In addition, some markets maintain trade barriers or adopt policies that favour domestic producers, preventing or restricting the Group’s sales. Impact Deterioration of socio-economic or political conditions could lead to injury or loss of life, restricted mobility, loss of assets and/or denial of access to BAT sites that reduce the Group’s access to particular markets or may disrupt the Group’s operations, such as supply chain, or manufacturing or distribution capabilities. Such disruptions, including attacks on shipping routes in the Red Sea, may result in increased taxes and/or other costs due to the requirement for more complex supply chain and security arrangements, the need to build new facilities or to maintain inefficient facilities, or in a reduction of the Group’s sales volume. Further, there may be reputational damage, including negative perceptions of our governance and protection of our people and our ESG credentials. Risk: Injury, illness or death in the workplace Description The Group considers the safety of its employees and other individuals working with it as of utmost importance and fundamental concern. Loss of life, serious injury, disability or illness to employees or individuals due to accident, geopolitical tension or other events may occur during the research, manufacturing, distribution or retail of the Group’s products. Impact Past events have led, and future events may lead to serious injuries, ill health, disability or loss of life to employees and individuals who work with the Group. This may result in reputational damage, difficulties in recruiting and retaining staff, exposure to civil and criminal liability, prosecution and fines and penalties. These impacts could have an adverse effect on the Group’s results of operations and financial condition and have a negative impact on its ESG credentials. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Group Risk Factors 415

Business Execution and Supply Chain Risks continued Risk: Disruption to the Group’s data and information technology systems, including by cyber attack or the malicious manipulation or disclosure of confidential or sensitive information Description The Group relies on information and digital technology (IDT) systems and networks to conduct core activities, such as manufacturing, distribution, marketing, customer service, R&D and financial and management reporting, amongst other core activities. There is a risk that these systems (of the Group or of a third party within the Group's supply chain) may be disrupted by intentional or unintentional actions that may compromise the confidentiality, integrity or availability of information, result in the inappropriate disclosure of confidential information, disrupt the operations of the Group, or may lead to false or misleading statements being made about the Group. The external threat levels continue to rise with attackers becoming increasingly sophisticated, equipped with AI-powered tools, and collateral damage from nation state cyber-attacks becomes a leading cause of cyber incidents. The development and implementation of AI in our products and/or supply chain will have an impact on the cyber security threat landscape and may increase the exposure to cyber threats in general. Impact Management recognises that cyber security threats could pose significant risks to the Group’s business, reputation, financial condition, and competitive position, and to the safety and privacy of our consumers, employees and other stakeholders. Any disruption to IDT systems related to the Group’s operations could adversely affect its business and result in financial, legal and reputational impacts. Any delays or failure to detect or respond to attempts to gain unauthorised access to the Group’s information technology systems can lead to a loss in confidentiality, integrity or availability of systems and/or data. A security incident with respect to IDT systems may result in: – Loss or theft of confidential business information: Unauthorized access to trade secrets and sensitive commercial data can dilute the Group's strategic influence, affecting investments and operations. This could materially impact regulatory compliance and lead to a loss of competitive edge. – Personal data breach incidents: Exposure of personally identifiable data can lead to legal, reputational, and compliance issues, along with potential loss of sales, consumers, and market share. – Operational disruption: Cyber incidents disrupting R&D, manufacturing, distribution, or technology services can cause business interruptions and health and safety risks, leading to production halts and revenue loss. – Inappropriate use of IDT systems to enable fraud, or theft of product, technology, or monetary resources. – Loss of digital trust: Cyber incidents compromising the Group's digital presence can damage the brand and diminish consumer trust, potentially affecting sales and strategic timelines. – Third-party cyber risks: Cyber incidents within partner or supplier networks can lead to business interruptions, supply chain issues, data loss, or the spread of malicious activities to the Group, necessitating robust third-party risk management. Risk: Failure to meet current or future New Categories demand Description The New Categories supply chain is a multi-tiered and complex environment with reliance on multiple factors, such as third-party suppliers’ ability to upscale production in order to meet demand while maintaining product quality, dependency on single suppliers at various points in the chain and the Group’s ability to build adequate consumables production capacity in line with product demand. The geographical spread of suppliers and customers exposes the Group to political and economic issues such as trade wars, which may compromise the New Categories supply chain. Given the developing nature of the New Categories portfolio, there is also an enhanced risk that some products may not meet product quality and safety standards or may be subject to regulatory changes, leading to product recalls, which we have experienced in the past, or bans of certain ingredients or products. In addition, the New Categories supply chain may be vulnerable to changes in local legislation related to liquid nicotine that could increase import duties. Furthermore, the New Categories supply chain includes the development of sensitive trade secrets jointly with external design partners, which carries the risk of exposure of innovations to competitors. Impact Vulnerabilities in the New Categories supply chain may impact the Group’s ability to maintain supply and meet the current and future demand requirements across the New Categories portfolio, potentially resulting in significant reputational harm and financial impact that may negatively affect the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Over-forecasting may also lead to write-offs and negatively impact working capital. The design of New Categories devices may also prevent the scaling of commercial manufacturing, which will either restrict supply or increase the costs of production. Further, there may be loss of investors’ confidence in sustainability performance, including failure to deliver our corporate purpose of harm reduction. In addition, changes in local legislation related to liquid nicotine import duties may increase New Categories production costs, which may increase End Market pricing and reduce demand. Furthermore, the exposure of sensitive trade secrets can lead to competitive disadvantages and further negatively impact the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 416

Risk: Failure of a financial counterparty Description The Group relies on transactions with a variety of financial counterparties to manage the Group’s business and financial risks. In the event that any of these counterparties fails, payments due from such counterparties, such as under hedging or insurance contracts, may not be recovered. In addition, failure of a transactional banking party may lead to the loss of cash balances and disruption to payment systems involving such counterparty. Impact The inability to recover payments due from one or more failed financial counterparties or the loss of cash balances may cause significant financial loss and have an adverse impact on the Group’s results of operations, financial condition and financial risk profile. In addition, the loss of cash balances or a disruption to payment systems may cause disruption to the Group’s ongoing operations and ability to pay its creditors and suppliers. Risk: Exposure to unavailability of, and price volatility in, raw materials and increased costs of employment Description The availability and price of various commodities required in the manufacture of the Group’s products fluctuate. Raw materials and other inputs used in the Group’s business, such as wood pulp and energy, are commodities that are subject to price volatility caused by numerous factors, including inflation, political influence, introduction of new or higher tariffs or trade embargos, market fluctuations and natural disasters. Similarly, the Group is exposed to the risk of an increase above inflation in employment costs, including due to governmental action to introduce or increase minimum wages. Employment and health care law changes and the increase in inflation may also increase the cost of provided health care and other employment benefits expenses. Impact Restricted availability and price volatility of commodities may result in supply shortages and unexpected increases in costs for raw materials and packaging for the Group’s products, which may affect the Group’s results of operations and financial condition. The Group has experienced some of these effects in the last several years, including higher cost of direct materials due to energy scarcity, increase in transportation rates and commodity prices, as well as increases in utility costs, all of which have led to increases in overall cost. While inflation also caused an increase in employment costs, this did not have a material adverse effect to the Group's profitability. However, we cannot assure that this will not be materially affecting the Group's profitability in the future. The Group has not always been able to, and in the future may not be able to, increase prices to offset increased costs without suffering reduced sales volume and revenue. In the absence of compensating for increased costs through pricing, significant increases in raw material, packaging and employment costs above inflation will impact product margins, leading to lower profits and negatively affecting the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Risk: Failure to retain key personnel or to attract and retain skilled talent Description The Group relies on a number of highly experienced employees with detailed knowledge of the tobacco and nicotine industry, other areas of focus for the Group (including New Categories and Beyond Nicotine). Similarly, the Group is dependent on its ability to identify, attract, develop and retain such qualified personnel in the future. The Group is also dependent on external hires to ensure it is equipped with the right new business-critical capabilities and knowledge to accelerate transformation. BAT anticipates that this trend will continue and therefore the ability to continue to build awareness, increase reach and ultimately attract the new target audience remains a primary focus. There are shifts in the career development expectations of employees, from a traditional one company long tenure approach to a much shorter tenure focused on critical experiences and challenges. Furthermore, broader economic and sustainability trends (e.g. Group delivery against sustainability related ambitions, volatility in remuneration outcomes linked to Group’s share price) may impact the Group’s ability to retain key employees and may increase competition for highly talented employees. Whilst the Group is enhancing its effort on retaining critical capabilities and knowledge, building the right leadership behaviour and organisational culture, and focusing on employee development and engagement, the retention risk of experienced employees remains an area requiring management attention. Furthermore, the Group may fail to introduce appropriately leveraged and differentiated pay-for-performance for key employees, which exacerbates the risk of not retaining such key personnel and attracting appropriately skilled talent in the future. This also exposes the Group to the risk of not being able to conduct future succession planning successfully. Impact If the Group is unable to retain its existing key employees, fails to attract and retain skilled talent in the future, critical positions may be left vacant, resulting in a failure to retain and advance critical business knowledge required for its transformation, as well as adversely impacting the Group’s results of operations, financial condition and achieving broader business objectives, such as its sustainability ambitions. High voluntary employee turnover may also reduce organisational performance and productivity, leading to further adverse impact on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 417

Business Execution and Supply Chain Risks continued Risk: Disruption to the supply chain and distribution channels Description The Group has adopted an increasingly global approach to managing its supply chain, including distribution channels. Disruption to the Group's supply chain may be caused by various factors, including, but not limited to, disruption to suppliers’ operations or to distribution channels, and the deterioration in the financial condition of a trading partner. Such disruption may also be caused by a cyber event, a global health crisis, political tensions, strikes, riots, civil commotion, a major fire, severe weather conditions or other natural disasters which affect manufacturing or other facilities of the Group’s operating subsidiaries or those of their suppliers and distributors. In certain geographic areas where the Group operates, insurance coverage may not be obtainable on commercially reasonable terms, if at all. Coverage may be subject to limitations, or the Group may be unable to recover damages from its insurers. The Group foresees a heightened level of risk of disruption in our New Categories supply chain because it is multi-tiered and complex in sourcing and distribution. Disruption may also be caused by spread of infectious disease (such as the COVID-19 pandemic) or by a deterioration/shortage in labour or union relations, disputes or work stoppages or other labour-related developments within the Group or its suppliers and distributors. In addition, the Group’s operating subsidiaries may not be able to establish or maintain relationships on favourable commercial terms with their suppliers and distributors, or at all. In some markets, distribution of the Group’s products occurs through third-party monopoly channels, often licensed by governments. The Group may be unable to renew these third-party supplier and distribution agreements on satisfactory terms for many different reasons, including government regulations or sustainability considerations. There are also some product categories for which the Group does not have surplus production capacity or where substitution between different production plants is impractical - this may cause further disruption to our supply chain. Consolidation of global suppliers and certain distributors that control large geographies may reduce the Group’s availability of alternatives and negatively impact the Group’s negotiating power with key suppliers and distributors. These risks are particularly relevant in jurisdictions where the Group’s manufacturing facilities are more concentrated or for certain product categories where production is more centralised. Impact Any disruption to the Group’s supply chain and distribution channels could have an adverse effect on the results of operations and financial conditions of the Group through failures to meet shipment demand, contract disputes, increased costs, loss of market share and inability to reinvest into New Category and support harm reduction agenda and cause the Group to fail to deliver on its strategic growth plans. Risk: Failure to uphold the high standard of sustainability management, performance and reporting Description Stakeholder expectations of, and regulatory requirements for, the Group’s sustainability management, performance and reporting are continually evolving. For example, the EU Corporate Sustainability Reporting Directive (CSRD) has introduced new reporting obligations. The Group is exposed to risks arising from failure to have the appropriate internal standards, strategic plans and governance, compliance, monitoring and reporting mechanisms in place to ensure it can identify emerging issues, meet external expectations and comply with applicable requirements. In addition, the Group relies on third-parties for sustainability performance monitoring, measurement and other sustainability-related services. Such service providers may fail to perform these services to the specified or required standards or timeframes. In addition, in order to meet its emission targets, the Group plans to rely in part on third-party technology, such as carbon capture, some of which has not yet been developed to the required scale. If such developments are not available on commercially reasonable terms within the Group's timeline for emission reduction, we may fail to meet those targets. Impact Failure to uphold high standards of sustainability management and performance or to provide transparent and consistent reporting, in line with applicable requirements, could significantly impact the Group’s reputation or compliance position, and reduce investor confidence. Poor performance across any aspect of sustainability, such as a failure to sufficiently address climate change-related risks, expectations and requirements, or human rights impacts across the Group’s own operations and supply chain, could result in increased costs and regulatory sanction, litigation, difficulty in attracting and retaining talent, or decrease in consumer demand for our products. Poor performance could also result in a failure to achieve our sustainability targets. Allegations of greenwashing and healthwashing, as a result of failure to responsibly and transparently market our products and communicate our sustainability achievements and position, could result in reputational damage, litigation and regulatory sanction. In addition, the Group’s association with any provider of sustainability-related services that fails to perform its services for the Group or third-parties to the specified or required standard (or is alleged to have done so) could also result in reputational damage and litigation impacts. In addition, in order to meet its emission targets, the Group plans to rely in part on third-party technology, such as carbon capture, some of which has not yet been developed to the required scale. If such developments are not available on commercially reasonable terms within the Group's timeline for emission reduction, we may fail to meet those targets. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 418

Risk: Failure to successfully design, implement and sustain an integrated framework and operating model for Artificial Intelligence (AI) Description Inability to effectively establish and maintain a cohesive and functional AI framework and operating model within the Group could result in suboptimal utilisation of available AI technology, reduced efficiency and effectiveness, missed opportunities for innovation and value creation, potentially harmful use of AI technology and violation of laws and regulations. Further, improper use of AI technology could cause potential exposure regarding consumer privacy breaches. Additionally, the Group may be non-compliant regarding the implementation of new technologies, including as a result of ambiguous legal requirements. The Group may also fail to ensure that the design, implementation and ongoing management of the AI framework and operating model are well-planned, properly resourced and effectively executed. The Group defines “AI Systems” under Responsible & Ethical AI Framework as a computer system that generates content, predictions, recommendations, decisions or other outputs, that functions with varying degrees of autonomy and that may exhibit adaptiveness after deployment. The Group has implemented, and intends to further expand, the use of AI, including Generative AI. Impact Without a well-designed and properly functioning AI framework and operating model, the organisation may not be able to fully leverage the potential of AI technology and improve operational efficiency and effectiveness, which could result in missed opportunities for innovation and value creation, potentially putting the organisation at a competitive disadvantage. The lack of a cohesive and functional AI framework and operating model could result in increased costs associated with suboptimal utilisation of AI technology, as well as the potential need for additional resources to address issues and inefficiencies. Inability to adapt and adopt the technology in an effective and compliant manner could result in reputational damage if the organisation is perceived as being unable to effectively leverage emerging technologies and using data in a manner inconsistent with consumers' ethical expectations and company values. In addition, use of discriminatory or unexplainable algorithms for decision making could potentially result in penalties for BAT and increased attention from regulatory authorities, consumers and other stakeholders. Risk: Inability to obtain adequate supplies of tobacco leaf Description The Group purchases significant volumes of packed leaf each year. Tobacco leaf, as any other agricultural commodity, can be impacted by a variety of external factors. Like any other agricultural supply chain, it can be particularly vulnerable to a range of challenges, including climate change, weather-related events, such as drought, flood and other natural disasters, increasing demand for land and natural resources, rural poverty, social inequality, child labour and ageing farmer populations. Tobacco production in certain countries is also subject to a variety of controls, including regulation affecting farming and production control programmes, and competition for land use from other agriculture commodities. Such controls and competition can further constrain the production of tobacco leaf, raising prices and reducing supply. The Group recognises the above and any combination of those, including topics like child labour, as a risk to our tobacco leaf supply chain. Impact Restricted availability of tobacco leaf may prevent the Group from accessing sufficient tobacco leaf that meets its volume, quality and sustainability requirements. This could lead to an impact in the quality of the Group's products to a level that may be perceptible by consumers and may impact the Group's ability to deliver on consumer needs. The Group’s sustainability commitments may restrict the sources we can buy from, which would result in an imbalance in supply and demand potentially causing incremental tobacco prices. Higher tobacco leaf prices would result in increased raw material costs and have an adverse effect on the Group's financial condition. The Group may also experience reputational damage from not adequately managing its sustainability priorities like climate change, protection of natural resources, including forests, and human rights in our leaf supply chain, which may restrict suppliers willing to do business with us. Risk: Exposure to product contamination Description The Group may experience product contamination, whether by accident or deliberate malicious intent, during supply chain or manufacturing processes, or may otherwise fail to comply with the Group’s quality standards. The Group may also receive threats of malicious tampering. Impact Product contamination or threats of contamination may expose the Group to significant costs associated with recalling products from the market or temporarily ceasing production. In addition, adult tobacco consumers may lose confidence in the specific brand affected by the contamination, resulting in reputational damage and a loss of sales volume and market share. The Group could be subject to liability and costs associated with civil and criminal actions as well as regulatory sanctions brought in connection with a contamination of the Group’s products. Each of these results may in turn have an adverse effect on the Group’s results of operations, financial condition and reputation and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 419

Business Execution and Supply Chain Risks continued Risk: Failure to successfully design, implement and sustain an integrated technical landscape and ERP strategy Description The Group aims to improve profitability and productivity through supply chain improvements and the continuous enhancements of an integrated operating model and organisational structure, including standardisation of processes, centralised back-office services and a common IT platform. The Group undertakes transformation initiatives periodically which aim to enhance the organisation and facilitate growth, including the Group’s focus on New Categories and Beyond Nicotine. The Group’s efforts to achieve these goals are driven and enabled through use of our TaO (central SAP ERP system) global template – an integrated set of standardised process used by the Group within a central SAP instance common for the substantial majority of Group’s subsidiaries. These processes include, among others, core back-office global processes, procurement, warehouse management, accounting and controlling. Impact Failure by the Group to successfully evolve the TaO global template to support a multi-category business model or not having a clear future-fit ERP strategy, could lead to the Group’s inability to support BAT’s strategy and transformation, and realise anticipated benefits. Additionally, this could lead to increased costs, disruption to operations, decreased trading performance, loss of institutional knowledge and reduced market share. These results could in turn reduce profitability and funds available for investment by the Group in long-term growth opportunities. Inability to develop governance process models in line with BAT’s evolving business strategy may result in the failure to achieve sustainable multi-category growth including capturing additional productivity gains and achieving sustainability goals which may in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to underperform on the delivery of its strategic growth plans. Risk: Failure to manage the Group’s climate change-related risk Description The Group is exposed to direct and indirect adverse impacts associated with physical climate change-related risks, across its global operations and supply chain. Climate change may cause acute physical risks (such as more frequent and severe weather events), or chronic risks (such as those related to longer-term shifts in climate patterns and temperatures). These, alongside their direct impact on Group operations, could lead to reductions in the supply and quality of tobacco leaf and other physical goods and cause transport and logistics disruptions in our supply chains. The Group may also experience adverse impacts associated with transition climate change risks, associated with the move to a low carbon economy (such as emissions-related regulations and additional taxes applicable to its operations and its supply chain, changing markets and emerging technologies). As climate change policy, legislation and reporting requirements further evolve, companies need to effectively identify, assess, monitor and mitigate associated risks. Failure to do so could lead to BAT scoring lower in sustainability ratings and indices used by financial sector in making investment decisions. As consumer and customer behaviours and expectations further evolve, the Group is exposed to the risk of failing to sufficiently adapt its product portfolio and marketing strategy in response to stakeholders’ increasing sustainability expectations. Inadequate response to climate change considerations may result in reduced demand for or rejection of the Group’s products, as well as reputational damage. Impact Disruption to the Group’s agricultural and/or non-agricultural supply chain or product distribution channels have had, and could have, an adverse effect on its operations and financial condition through failures to meet product demand, contract disputes, increased costs and loss of market share. In recent periods, the Group experienced impacts from severe weather events. In 2023, a tornado in the U.S. caused the destruction of a stock of tobacco leaves in a warehouse with a final loss of £8 million. The 2024 flood in the UAE caused an £11 million loss in machinery. Consumer and customer expectations may influence their purchasing decisions and lead them to seek alternative product offerings. As consumer behaviours evolve, the Group may fail to sufficiently adapt its product portfolio and market strategy in response to increasing expectations on climate change considerations, potentially resulting in reduced demand for, or rejection of the Group’s products. Besides increased costs associated with climate change regulation and additional reporting obligations, non-compliance with climate change legislation (including reporting requirements) could reduce BAT’s ability to attract investors, result in reputational damage and potentially regulatory sanctions. Poor results in ESG ratings and indices used by financial sector may impact their investment decisions, and thereby increase the cost of capital or negatively impact share price. Failure to meet current and future employees’ expectations concerning the Group’s actions to mitigate and adapt to climate change may negatively impact the retention and attraction of high-quality employees. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 420

Risk: Failure to manage the Group’s circular economy risk Description The Group is exposed to risks associated with the move towards an increasingly circular business model, driven by internal and external factors. These include product-related regulatory risks, such as product design/disassembly requirements, market access, loss of market share, sourcing risk and Extended Producer Responsibility (EPR) requirements. As circular economy-related policy, legislation and reporting requirements further evolve, companies need to effectively identify, assess, monitor and mitigate associated risks. Failure to do so could lead to BAT scoring lower in ESG ratings and indices used by financial sector in making investment decisions. As consumer and customer behaviours and expectations further evolve, the Group is exposed to the risk of failing to sufficiently adapt its product portfolio and marketing strategy in response to stakeholders’ increasing sustainability expectations. Inadequate response to product circularity considerations may result in reduced demand for or rejection of the Group’s products, as well as reputational damage. Impact Consumer and customer expectations may influence their purchasing decisions and lead them to seek alternative product offerings. An inability to develop and commercialise products, packaging or value chain sustainability innovations in line with demand or less well than competitors (including failures to adequately predict changes in consumer and societal behaviour and expectations and reflect them in the product portfolio) could lead to missed commercial opportunities, under- or over-supply, loss of competitive advantage, loss of market share, unrecoverable costs and the erosion of the Group’s consumer base or brand equity. Consumers failing to engage in product recycling and/or Take-Back schemes could also have an impact on the Group’s EPR risks and obligations. Non-compliance with product circularity legislation (including reporting requirements) could reduce BAT’s ability to attract investors, result in reputational damage, potentially regulatory sanctions and loss of market access. Poor results in ESG ratings and indices used by financial sector may impact their investment decisions, and thereby increase the cost of capital or negatively impact share price. Failure to meet current and future employees’ expectations concerning the Group’s actions to address product circularity matters may negatively impact the retention and/or attraction of high-quality employees. Risk: Impact of a pandemic or other global health crises on the performance of the Group Description The Group continues to closely monitor the potential for disruption arising from pandemics, the most recent having been coronavirus (COVID-19), or other global health crises. Consequences may include significant logistical challenges for employees and their ability to perform their duties, potential loss of lives or significant level of illness in the workforce, inability to deliver revenue stream and market share targets, impacting profits and cash flows, and disruption to the supply chain and third parties being unable to deliver contractual goods and services. In addition, some countries in which the Group operates have in the past, and may adopt in the future, regulations restricting the ability to manufacture, distribute, market and sell products. Impact The influence of COVID-19 was at that time, and the influence of future variants, other pandemics or other global health crises on the Group's operations and financial condition is difficult to predict given the wide range of determining factors, not least the nature of the pandemic/virus, its speed of infection, geographical scope and duration. The impact of a pandemic or other global health crises on global economic activity and the nature and severity of measures adopted by governments are numerous. The impact on the Group is not limited to: – Reductions or volatility in consumer demand for one or more of our products due to illness, retail closures, quarantine or other travel restrictions, health consciousness (quitting use of tobacco and nicotine products), government restrictions, the deterioration of socio-economic conditions, economic hardship and customer-downtrading (switching to a cheaper brand), which may impact the Group’s market share. – Disruptions to the Group’s operations, such as its supply chain, or manufacturing or distribution capabilities, which may result in increased costs due to the need for more complex supply chain arrangements, to expand existing facilities or to maintain inefficient facilities, a reduction of the Group’s sales volumes or an increase in bad debts from customers. – Disruption to the Group’s operations resulting from a significant number of the Group’s employees, including employees performing key functions, working remotely for extended periods of time or becoming ill, which may reduce the employees’ efficiency and productivity and cause product development delays, hamper new product innovation and have other adverse effects on the Group’s business. – Significant volatility in financial markets (including exchange rate volatility) and measures adopted by governments and central banks that further restrict liquidity, which may limit the Group’s access to funds, lead to shortages of cash and cash equivalents needed to operate the Group’s business, and impact the Group’s ability to refinance its existing debt. – Regulations restricting the ability to manufacture, distribute, market and sell products, and potentially increasing illicit trade. – Governments seeking to increase revenues through increased corporate taxes and excise in combustible and/or New Category products, increasing the cost and prices of our products – which could reduce volumes and margins, and/or increase illicit trade. While some negative effects caused by COVID-19 took place in several End Markets over the last few years, including reduced demand due to temporary smoking bans, lockdown restrictions, increased border checks and change in consumer behaviours, none of these had a material effect on the Group’s overall profitability. However, all of the above factors may have material adverse effects on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. The difficulty in predicting future pandemics exacerbates this risk. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 421

Legal, Regulatory and Compliance Risks Risk: Exposure to, the enactment of, proposals for, or rumours of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products and/or the lack of appropriate regulation for New Categories Description The tobacco and nicotine industry is one of the most highly regulated in the world, with manufacturers required to comply with a variety of different regulatory regimes across the globe. Most of these regulations, whether already in place or proposed, can be categorised as follows: – Category bans: Prohibitions on the sale, import, possession, or use of specific products, including New Categories; – Product Regulations: On use of ingredients, product design and attributes (e.g. nicotine strength or flavours), as well as product safety standards and product disclosure requirements; – Packaging and labelling: Requirements for health warnings and other government-mandated messages to be printed on packaging, as well as requirements around pack shape, size, weight and colour, plain packaging requirements or markings required for single-use plastics; – Advertising and sponsorship: Partial or total bans on advertising, promotions and sponsorships for products, as well as brand stretching (the association between a tobacco and a non-tobacco product by using tobacco branding on the non-tobacco product); – Retail: Restrictions on where tobacco and non-tobacco nicotine products can be sold, such as the types of outlets (e.g. supermarkets and vending machines), restrictions on how they can be sold (e.g. above-the-counter versus beneath, or online), and restrictions on adult purchase; – Place: Bans on smoking or vaping in certain places; – Price: Regulations which affect prices of tobacco and non-tobacco nicotine products, such as excise taxes and minimum pricing; – Responsibility: Obligations under Extended Producer Responsibility schemes (e.g. cigarette waste clean-up) and measures to combat illicit trade. On top of legal requirements the Group also operates a number of global policies which may impose additional obligations or standards beyond those required by local regulatory regimes. The Group recognises and supports the objectives of governments and policymakers in reducing smoking rates and the associated health impacts, as well as the role of regulation in achieving these goals. Accordingly, we endorse tobacco and nicotine regulations that are grounded in robust evidence, tailored to local circumstances, effectively achieve intended policy objectives, and avoid unintended consequences, such as the expansion of illegal markets. However, there is a risk that in some areas, the evolving regulatory environment may not follow these principles due to several key factors: – Irresponsible behaviour or marketing practices by competitors, particularly in markets where appropriate regulation is lacking, or actions that violate existing regulations, may cause reputational harm to the industry as a whole and result in disproportionate regulation or bans. – Pressure on governments from international organisations, agencies, tobacco control NGOs, influential national regulators, and the private sector—including philanthropists, pharmaceutical companies, security technology firms, and social justice groups—may drive the pursuit of regulatory policies intended to harm the tobacco and nicotine industry. – Regulators may also have a limited understanding of New Category products and their potential role in tobacco harm reduction. Concerns about underage access and the environmental impact of these products can further increase the risk of inappropriate regulation. From a compliance perspective, the Group may also fail to implement the appropriate level of control measures or maintain adequate compliance standards with regulatory requirements. For example, the Group’s marketing activities may not fully comply with relevant laws, regulations, or the Group’s Responsible Marketing Framework. Inadequate information, instruction, and training in relevant areas, along with a lack of awareness or understanding of applicable regulations—including those not just related to tobacco and nicotine but also to batteries or environmental regulations—may further increase these risks. Additionally, failure to monitor, assess, and implement new or updated regulatory requirements could exacerbate compliance challenges. Finally, there may also be negative and disproportionate societal reactions to consumer misuse or abuse of tobacco and/or nicotine products, particularly in New Categories, or toward certain product types. Combustible Products With respect to combustible tobacco products, many of the measures outlined in the Framework Convention on Tobacco Control (FCTC) have been or are in the process of being implemented through national legislation in many markets in which the Group operates, including some of the non-legally binding recommendations (e.g. plain packaging and flavour bans). In November, the eleventh Conference of the Parties to the Framework Convention on Tobacco Control (COP11) will take place in Geneva, and part of the discussions will focus on analysing forward-looking tobacco control measures beyond the current scope of the FCTC. In the U.S., the Food and Drug Administration (FDA) announced its intention to ban menthol as a characterising flavour in cigarettes. The Biden Administration’s Fall 2023 Unified Agenda anticipated issuance in March 2024 of a final rule to ban menthol as a characterising flavour in cigarettes; however, in April 2024 the Biden Administration indicated that a final rule would take significantly more time. The new Trump Administration has withdrawn the rule from the Office of Management and Budget and it is currently held pending the new administration’s reconsideration of regulations advanced by Biden. Further, the FDA may seek to require the reduction of nicotine levels in tobacco products. On 15 January 2025, in the final days of the outgoing Biden Administration, the FDA issued a proposed product standard whereby the agency would limit nicotine level in cigarettes following a two-year effective date from publication of any final rule. The proposed rule is currently subject to public comment, but may be de-prioritised by the new Trump Administration as it considers all proposed regulations advanced by the Biden Administration. Thus, it is not known whether or when this proposed rule will be finalised, and if adopted, whether the final rule will be the same or similar as the proposed rule. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 422

Traditional vanguard countries on tobacco control efforts, such as the UK, Australia, Norway, and the Netherlands, continue to push the boundaries of tobacco regulation by exploring extreme measures like generational sales bans (GSB)—which would prohibit anyone born after a certain date from purchasing tobacco products. This concept was initially proposed in New Zealand but later dismissed. There is a risk that such regulations could also extend to New Category products. In the UK, for instance, the Labour Government's legislative agenda includes plans to introduce a bill that would implement a GSB for both cigarettes and tobacco heated products (THPs). Separately, the Intergovernmental Negotiation Committee (INC) on Plastic Pollution, mandated by the UN Environment Assembly, has been tasked with developing an international legally binding treaty to combat plastic pollution. The fifth session of the Intergovernmental Negotiation Committee (INC5) concluded on 1 December 2024 without countries reaching a consensus on the text. Countries agreed to adjourn negotiations to a later date, expected during 2025. While cigarette filters made of plastic remain referenced in a list of products to be made subject to eventual elimination in a proposed annex, single-use plastic vapour products – proposed as an addition by some countries are absent from the current text that will be discussed. Finally, preparations for a revised EU Tobacco Products Directive (TPD) are progressing. If an updated version (TPDs) is initiated, it is anticipated that the regulations under discussion will consider measures such as plain packaging for combustible products and/or stricter regulation of ingredients in tobacco and nicotine products, including Modern Oral (MO), which today is not included in TPD2. Smokeless Products (including New Categories) Progressive regulations, including forward-thinking policies for Smokeless products, are essential to build a smokeless world and deliver governments’ smoke free ambitions. The Group believes that the development of regulations for Smokeless products should follow the below principles: – Be based on science and evidence and proportionate to the product's risks compared with those of combustible tobacco; – Facilitate adult awareness of smokeless alternatives and allowing adult-only access; – Ensure product quality, environmental sustainability, and consumer relevance; – Enable effective enforcement. From a global perspective, regulation is still evolving and frameworks for regulation vary from country to country. While some regulators have implemented progressive regulations aligned with the previously described principles, others are considering applying the same regulatory frameworks used for traditional tobacco products. Some jurisdictions have banned or are contemplating banning flavours (e.g., flavours banned since May 2020 in the EU, extended to HP in 2023) or imposing unsatisfying nicotine limits, or directly banning certain product categories (e.g. MO in Belgium). The primary drivers behind many regulatory proposals targeting New Categories continue to be preventing youth appeal and addressing environmental issues. These concerns are made explicit in the reasoning justifying many legislative efforts to ban flavours in vapour products and, more recently, to ban disposables. Such regulatory proposals are particularly prevalent across Europe. Regarding the USA, and considering the risks associated with the FDA process, on 12 October 2021, the FDA issued its first Marketing Granted Orders (MGOs) for tobacco-flavoured Vuse Solo and Vuse Solo power units. On the same date, Reynolds American companies received Marketing Denial Orders (MDOs) for the flavoured (non-menthol and non-tobacco) Vuse Solo products. R. J. Reynolds Vapour Company has since filed an appeal against these MDOs, which remains pending. While a series of MGOs for tobacco-flavoured products have been granted, including recent MGOs for Vuse Alto “Golden” and “Rich” tobacco-flavoured vapour products, MDOs have also been issued (and may be issued in the future) for non-tobacco flavoured products, reflecting the risks associated with products that contain flavours outside of tobacco, which are currently subject to court challenges. In the specific case of Modern Oral products, the Group's Velo and Grizzly synthetic pouch products remain available in the USA, subject to FDA enforcement policies, and there can be no assurance that these products’ pending marketing authorisations will be granted or FDA’s enforcement policies will remain unchanged. If the FDA denies a marketing authorisation or takes enforcement action, the relevant product(s) would need to be withdrawn from the market unless a court or the FDA intervenes. Beyond the different market approaches toward the regulation of Smokeless products, the lack of harmonisation between markets also presents a risk in the New Categories space. The harmonisation of standards and a consensus behind certain regulatory measures will be critical from a business perspective, ensuring a more predictable and efficient operating environment. Beyond Nicotine As the Group also looks to Beyond Nicotine products including CBD and cannabis (in connection with its investments in Organigram, Sanity Group and Charlotte's Web), it may be subject to additional regulation and these products might not be scalable on a global basis given varying degree of regulation. Please refer to the discussion of tobacco and nicotine regulatory regimes under which the Group’s businesses operate set out from page 436. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 423

Legal, Regulatory and Compliance Risks continued Risk: Exposure to, the enactment of, proposals for, or rumours of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products and/or the lack of appropriate regulation for New Categories continued Impact Extreme regulatory measures, impacting one or more New Categories (Smokeless) and/or combustible tobacco products and/or Beyond Nicotine products, could adversely affect volume, revenue and profits, as a result of: restrictions on the Group’s ability to sell and differentiate its products or brands, leverage price, innovate, make scientific claims, and make new market entries. In addition, new regulations and lack of standards harmonisation among markets could lead to greater complexity, as well as higher production and compliance costs. As an example, through the acquisition of Reynolds American Inc., the Group acquired the Newport brand, the leading menthol cigarette brand in the U.S., the Group’s largest single market. The sales of Newport, together with the other menthol brands of the Group’s operating subsidiaries, represent a significant portion of the Group’s total net sales. Any action by the FDA or any other governmental authority, including states and localities, banning or materially restricting the use of menthol in tobacco products (such as the proposed FDA ban on menthol cigarettes) could have a significant negative impact on sales volumes which would, in turn, have an adverse effect on the results of operations and financial position of the Group. Disproportionate regulation of Smokeless products could significantly hinder our ability to deliver on our mission of Building a Smokeless World as part of our transformative journey. Full category bans or regulations that jeopardise consumer acceptance would have a significant impact on the Group's strategy for Smokeless products. These measures could both feed the illegal market (such as in the case of the increase in illicit single-use vapour devices in the U.S. market) and undermine our ability to compete and develop our products profitably while encouraging consumers to switch. As BAT always complies with regulations, such disproportionate regulation that lacks robust enforcement measures reduces BAT’s ability to compete on equal terms with less responsible industry actors, who disregard or deliberately don’t comply with local law and regulations. California’s 2022 flavour ban on all tobacco and nicotine products disrupted the market along with discouraging adult combustible consumers from switching to reduced-risk New Categories. Without heightened enforcement, illegal flavoured products will remain, and the ban has not reduced FMC prevalence among youth and adults. Key findings from the 2022 Online CA Adult Tobacco Survey, CA Tobacco Prevention Programme, updated for 2024, showed that the adult smoking prevalence in California pre-ban was 6.6% compared to post-ban 7.1% in 2023. Although a visible increase in the prevalence and even though the data is not likely to be statistically significant, it is clear that no decrease of the adult smoking prevalence has occurred following the introduction of the ban in 2022. There is a risk that environmental and sustainability regulations, such as Extended Producer Responsibility (EPR) schemes for cigarette manufacturers, will continue to impact New Category products, especially if the EU EPR schemes for New Category products are picked up by more countries outside of EU, Disproportionate regulation of our combustible products not only impacts our ability to execute the Group strategy for these products, but also influences investor sentiment in the sector and the residual value of the Company. Emerging issues such as filter bans, mandatory limits on nicotine products, and generational sales bans can significantly affect both our current business operations and future expectations. As a reflection of the real or perceived impact of stricter regulation of our business, the Group's share price has also experienced, and could in the future experience, shocks upon the announcement, expectation or enactment of restrictive regulation. All these effects may have an adverse effect on the Group's results of operations and financial conditions and cause the Group to fail to deliver on its strategic growth plans. Finally, and considering the significant number of regulations that may apply to the Group’s businesses across the world, the Group is and may in the future be subject to claims for breach of such regulations. Government authorities (such as the FDA), organisations or even individuals may allege that our marketing activities do not comply with the relevant laws and regulations, or with our Responsible Marketing Framework. As such, the Group could be subject to liability and costs associated with civil and criminal actions as well as regulatory sanctions, fines and penalties brought in connection with these allegations. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims and allegations, including potential adverse impact on the treatment by the FDA of the Group ‘s PMTAs in the U.S. Each of these results may in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 424

Risk: Adverse implications of EU legislation on single-use plastics that will result in on-pack environmental warnings and financial implications relating to the Extended Producer Responsibility (EPR) Description The EU adopted a Directive on single-use plastics in July 2019 (the "SUP Directive") which, among other products, targets tobacco products with filters containing plastic. The Cellulose Acetate in our filters is defined as a single-use plastic under the Directive and, as such, the Directive will have an impact on the Group’s cigarettes, filters for other tobacco products and consumables for THPs and Heated Herbal Products (HHPs) (the latter, although not a tobacco product, has the same filter as THP, thus the Group’s decision is to include it in the EPR scope). Under the SUP Directive, the Group will be subject to (and in some cases already is subject to) EPR schemes, requiring the Group to cover the costs of collecting, transporting, treating and cleaning-up of filters containing plastic, data gathering and reporting. The SUP Directive also imposes on tobacco manufacturers the obligation to finance consumer awareness campaigns and to place environmental markings on packs of products with filters containing plastic. Member States had to transpose the SUP Directive into national law by 3 July 2021, with an implementation deadline of 5 January 2023 for EPR schemes. In practice, some Member States are still late on transposition and implementation, with the practical consequence that EPR schemes will go live with several months delays in some member states. The European Commission is also late in its issuance of guidelines on the criteria for the costs of cleaning up litter, which should have been issued prior to the anticipated implementation deadline for EPR schemes. This introduces further difficulties and uncertainty in the design and setting-up of EPR schemes. When transposing the SUP Directive into national law, EU member states could decide to expand the scope of EPR systems under their respective national laws, which may expose the Group to additional regulations and financial obligations. This is the case in France, where EPR implementation has already occurred with an expansion of the scope to include non-plastic filters for RYO products. Proposed regulations are still being discussed in some countries, i.e. in Belgium, the Netherlands, and Romania. It is noted that there is a growing level of scrutiny on the use of single-use plastic across the world and a number of other markets in which the Group operates are considering ways to restrict (or ban) the use of filters made of plastic and/or introduce EPR schemes covering other plastic elements in our products beyond filters for traditional products and/or New Categories products. Impact The financial implications of existing and future EPR schemes will increase administrative burdens and operating costs and may have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Failure to deliver appropriate EPR schemes may lead to imposition of the schemes by the local authorities at a higher cost to the Group, adversely impacting the Group’s results of operations, financial condition and reputation. Risk: Exposure to litigation, regulatory action or criminal investigations on tobacco, nicotine, New Categories and other issues Description The Group is involved in litigation related to its tobacco and nicotine products, including legal, regulatory and patent actions, proceedings and claims, brought against it in a number of jurisdictions. Claims brought against the Group may be based on personal injury (both individual claims and class actions), economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments), patent infringement (please refer to the risk factor under “Product pipeline, commercialisation and Intellectual Property risks, Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights” below), negligence, strict tort liability, design defect, failure to warn, fraud, misrepresentation, deceptive/unfair trade practices, conspiracy, medical monitoring, securities law violations and violations of antitrust/racketeering laws. Sustainability-related litigation and regulatory action may also be brought against the Group. Certain actions, such as those in the U.S. and Canada, involve claims in the tens or hundreds of billions in sterling. The Group is also involved in proceedings that are not directly related to its tobacco and nicotine products, including proceedings based on environmental pollution claims. Additional legal and regulatory actions and investigations, proceedings and claims may be brought against the Group in the future. The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate. Impact The Group’s consolidated results of operations and financial position could be materially affected by any unfavourable outcome of certain pending or future litigation. The Group could be exposed to substantial liability, which may take the form of ongoing payments, such as is the case with the State Settlement Agreements in the U.S. that require substantial ongoing payments by Group subsidiary, RJRT. Whether successful or not, the costs of the Group’s involvement in litigation could materially increase due to costs associated with bringing proceedings and defending claims, which may also cause operational and strategic disruption by diverting management time away from business matters. Liabilities and costs in connection with litigation could result in bankruptcy of one or more Group entities, for example, following a judgement in Canada, certain of the Group's Canadian subsidiaries filed for protection under the CCAA. Any negative publicity resulting from these claims may also adversely affect the Group’s reputation. The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. In connection with the case in Canada described above, the court-appointed mediator and monitor filed a proposed plan of compromise and arrangement in the Ontario Superior Court of Justice in 2024, which will require substantial ongoing payments by our Canada subsidiary, if sanctioned. Please refer to note 24 on page 327 and note 31 on page 343 in the Notes on the Accounts for details of contingent liabilities respectively provisions applicable to the Group. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 425

Legal, Regulatory and Compliance Risks continued Risk: Significant and/or unexpected increases or structural changes in tobacco and nicotine-related taxes Description Tobacco and nicotine products are subject to high levels of taxation, including excise taxes, sales taxes, import duties and levies in most markets in which the Group operates. In many of these markets, taxes are generally increasing, but the rate of increase varies between markets and between different types of tobacco and nicotine products. Increases in, or the introduction of new, tobacco and nicotine- related taxes may be caused by a number of factors, including fiscal pressures, health policy objectives and increased lobbying pressure from anti-tobacco advocates. With respect to New Categories, although a common framework for regulation and taxation has yet to emerge, the manufacture, sale, packaging and advertising of such products are increasingly being regulated and taxed. The EU Tobacco Excise Directive is in the process of being revised. However, there is no set timetable. We expect to see a proposal from the EU Commission in 2025. It will not, however, be agreed by member states and enshrined in law until 2028 or later. Impact Significant or unexpected increases in, or the introduction of new, tobacco-related taxes or minimum retail selling prices, changes in relative tax rates for different tobacco and nicotine products or adjustments to excise have in the past resulted, and may in the future result, in the need for the Group to absorb such tax increases due to limits in its ability to increase prices, an alteration in the sales mix in favour of value-for-money brands or products, or growth in illicit trade, each of which could impact pricing, sales volume and profit for the Group’s products. Significant or unexpected increases of tobacco-related taxes could also impact the Group's ability to deliver the corporate purpose of harm reduction. Risk: Failure to comply with health and safety and environmental laws Description The Group is subject to a variety of laws, regulations and operational standards relating to health and safety and the environment. The Group may fail to assess certain risks and implement the right level of control measures or to maintain adequate standards of health and safety or environmental compliance, which could cause injury, ill health, disability or loss of life to employees, contractors or members of the public, or harm to the natural environment and local communities in which the Group operates. As a result of the outcomes of the COP26, further future regulation is anticipated as governments look to meet their climate change ambitions. Insufficient information, instruction and training in the relevant areas and a lack of knowledge of the existence and/or requirements of relevant regulations, or a failure to monitor, assess and implement the requirements of new or modified legislation, may increase these risks. Impact Any failure by the Group to comply with applicable health and safety or environmental laws, or the exposure to the consequences of a perceived failure, could result in business disruption, reputational damage, difficulties in recruiting and retaining staff, increased insurance costs, consequential losses, the obligation to install or upgrade costly pollution control equipment, loss of value of the Group’s assets, remedial costs and damages, fines and penalties as well as civil or criminal liability. Each of these results could in turn adversely impact the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Risk: Exposure to unfavourable tax rulings Description The Group is subject to tax laws in a variety of jurisdictions. The Group‘s interpretation and application of the tax laws could differ from those of the relevant tax authority, which may subject the Group to claims for breach of such laws, including for late or incorrect filings or for misinterpretation of rules. Tax authorities in a variety of jurisdictions, such as the Netherlands and Brazil, have assessed, and may in the future assess, the Group for historical tax claims, including interest and penalties, arising from disputed areas of tax law. The Group is currently party to tax disputes in a number of jurisdictions, some of which involve claims for amounts in the hundreds of millions in sterling. Please refer to note 31 on page 343 in the Notes on the Accounts for details of contingent liabilities applicable to the Group. Impact The Group’s failure to comply with the relevant tax authority’s interpretation and application of the tax laws could result in significant financial and legal penalties, including the payment of additional taxes, fines and interest in the event of an unfavourable ruling by a tax authority in a disputed area, as well as the payment of dispute costs, or in connection with settlements of such disputes. Disruption to the business could occur as a result of management’s time being diverted away from business matters. Each of these results could negatively affect the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 426

Risk: Exposure to potential liability under competition or antitrust laws Description According to the Group’s internal estimates, the Group is a leader by volume and/or value in certain categories in a number of countries in which it operates and/or is one of a small number of tobacco and/or New Categories companies in certain other categories in which it operates. The Group has had antitrust infringement decisions imposed against it in the past and is subject to ongoing investigations (please refer to note 31 on page 343 in the Notes on the Accounts for details of contingent liabilities applicable to the Group). The Group may be subject to investigation, inquiry and/or litigation for alleged abuse of its position in categories in which it has significant presence, alleged collusion/anti-competitive arrangements with other market participants, and/or for other alleged competition law infringements and/or market features. Competition/antitrust laws continue to evolve globally with increasingly aggressive enforcement. Impact Investigations (and/or litigation) for alleged violation of competition or antitrust laws, and any adverse decision as a result of such investigations and/or litigation, may result in significant legal liability, fines, penalties, repayment orders and/or damages actions; criminal sanctions against the Group, its officers and employees; increased costs, prohibitions on conduct of the Group’s business; forced changes in business practices, forced divestment of brands and businesses (or parts of businesses) to competitors or other buyers; director disqualifications; commercial agreements being held void; and operational and strategic disruption (including by diverting management time away from business matters). The Group may face increased public scrutiny and the investigation or imposition of sanctions by antitrust regulation agencies and/or courts for violations of competition regimes which may subject the Group to reputational damage and loss of goodwill, including negative perceptions of the Group’s governance and our ESG credentials. The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Risk: Failure to establish and maintain adequate controls and procedures to comply with applicable securities, corporate governance and compliance regulations Description The Group’s operations are subject to a range of rules and regulations around the world. These include U.S. securities, corporate governance and compliance laws and regulations, such as the Sarbanes-Oxley Act of 2002 and the U.S. Foreign Corrupt Practices Act of 1977, and expanding sustainability reporting and disclosure requirements which apply to the Group’s worldwide activities. While the Group continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws. In addition, the Group is subject to increasingly stringent reporting obligations under UK corporate reporting regulations. Impact The increased scope and complexity of applicable regulations to which the Group is subject may lead to higher costs for compliance. Failure to comply with laws and regulations may result in significant legal liability, fines, penalties, class action suits and/or damages actions, criminal sanctions against the Group, its officers and employees, and damage to the Group’s reputation. Non-compliance with such regulations could also lead to a loss of the Group’s listing on one or more stock exchanges or a loss of investor confidence with a subsequent reduction in share price. Risk: Lack of external recognition and acceptance of the foundational science and inability to effectively communicate to stakeholders about the potential health impact of our New Category products Description Scientific evidence to support the harm reduction potential of New Category products is essential for demonstrating and communicating the risk reduction potential of these products to adult smokers. BAT conducts rigorous science to demonstrate the potential reduced-risk outcomes when smokers switch to New Category products, and in the longer-term, epidemiological data will be required to demonstrate the health impact at population levels. Consumer expectations and the rapid pace of innovation necessitate the evolution of the product portfolio, which requires the Group to regularly re-assess and update the associated scientific evidence base. Long-term epidemiological data requires decades to acquire. Therefore, the scientific data available today is by necessity shorter-term data that provides a strong indication of the reduced-risk potential of New Category products relative to cigarettes. In terms of the wider Tobacco Harm Reduction strategy, there is a risk that the long-term health impact of New Category products is not fully understood at this time. There is also a risk of failure to communicate the scientific findings in a timely or effective manner. Furthermore, there are challenges on the choice of standards, controls and/or experimental design and methodology used for demonstrating the robustness of scientific research, together with regulation limiting risk communication to consumers. Impact Inability to fully demonstrate and communicate the Tobacco Harm Reduction abilities of New Category products in a timely manner may lead to greater regulatory restrictions or outright bans, market share reduction, fines and penalties, reputational damage, and inability to sustain our quality growth and sustainability strategy. These potential impacts could cause the Group to fail to deliver on its strategic growth plans and objectives. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 427

Legal, Regulatory and Compliance Risks continued Risk: Insufficient product stewardship and failure to comply with product regulations Description The Group is subject to risks of safety incidents in pre-market testing or in market due to, for example, a lack of due caution and appropriate response paid to pre-market product data, or toxicology information, inaccurate and unreliable information from suppliers and/or compromise of data or other information through cybersecurity attacks. The interpretation and application of regulations concerning the Group’s products, such as the Tobacco and Related Products Directive (TPD2), may be subject to debate and uncertainty. This includes uncertainty over product classifications and restrictions on advertising. In particular, with respect to the developing category of New Categories, which has grown in size and complexity in a relatively short period of time, a consensus framework for the interpretation and application of existing regulation has yet to emerge. The continuously changing and evolving landscape of regulation concerning the Group’s products contributes to the uncertainty surrounding interpretation and application and creates a risk that the Group may misinterpret or fail to comply with developing regulations in the various jurisdictions in which it operates, or becomes subject to enforcement actions from regulators. With the continuous changing of product cycle plans and expansion to new markets and innovations, there is a risk that such changes and launches fail to comply with the relevant regulations, including pre-approval and/or pre-registration requirements. For example, some governments have intentionally banned or are seeking to ban novel tobacco products and products containing nicotine, while others would need to amend their existing legislation to permit their sale. Even in countries where the sale of such products is currently permitted, some governments have adopted, or are seeking to adopt, bans on New Categories or restrictions on certain flavours. Impact The significant number of emerging regulations and the uncertainty surrounding their interpretation and application may subject the Group to claims for breach of such regulations. Financial costs of such enforcement actions include financial penalties, product recalls and litigation costs, and entail a significant risk of adverse publicity and damage to the Group’s reputation and goodwill. In cases of consumer injury or fatality due to a consumer product safety issue, this could also cause significant Group reputational damage, leading to a negative impact on stakeholder confidence, including consumers, retailers, investors, and regulatory and public health organisations. Risk: Failure to uphold high standards of corporate behaviour, including through unintended or malicious breach of anti- bribery and anti-corruption and other anti-financial crime laws Description The Group is subject to various anti-corruption laws and regulations and other anti-financial crime laws including but not limited to those relating to tax evasion, money laundering, terrorist financing and bribery (Anti-Corruption Laws, including the UK Proceeds of Crime Acts (POCA)). All employees of BAT, its subsidiaries and joint ventures which it controls are expected to uphold a high standard of corporate behaviour and comply with the Group Standards of Business Conduct (SoBC) which includes a requirement to comply with Anti-Corruption Laws. Employees, associates, suppliers, distributors and agents are prohibited from engaging in improper conduct to obtain or retain business or to improperly influence (directly or indirectly) a person working in an official capacity to decide in the Group’s favour. The Group’s employees, contractors and service providers may fail to comply with our SoBC and/or may violate applicable Anti-Corruption Laws. The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including allegations of corruption at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities where appropriate. Please refer to note 24 on page 327 in the Notes on the Accounts. Please refer to note 31 on page 343 in the Notes on the Accounts for details of contingent liabilities applicable to the Group. Impact Failure of the Group to comply with anti-corruption laws and regulations and other anti-financial crime laws, or to deploy and maintain robust internal policies, procedures and controls may and have resulted in significant fines and penalties (reducing the Group’s ability to reinvest in the future), a share price impact, criminal and/or civil sanctions against the Group and its officers and employees, increased costs, prohibitions or other limitations or requirements (e.g. compliance requirements) on the conduct of the Group’s business and reputational harm (including negative perceptions of the Group’s governance and our ESG credentials), and may subject the Group to claims for breach of such regulations. The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Even when proven untrue, there are often financial costs, time demands and reputational impacts associated with investigating and defending against such claims. Risk: Unexpected legislative changes to corporate income tax laws Description The Group is subject to corporate income tax laws in the jurisdictions in which it operates. These laws frequently change on a prospective or retroactive basis. Impact Legislative changes to corporate income tax laws and regulations may have an adverse impact on the Group’s corporate income tax liabilities and may lead to a material increase of the Group’s overall tax rate - these include changes in international tax laws following the OECD project on base erosion and profit shifting. This could, in turn, negatively affect the Group’s results of operations and financial such as any changes condition and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 428

Risk: Imposition of sanctions under sanctions regimes or similar international, regional or national measures Description National, international and supra-national sanctions regimes or similar international, regional or national measures are complex and dynamic and may affect territories in which the Group operates or third parties with which it may have commercial relationships. There may be unintended or malicious breaches of sanctions due to inappropriate or negligent behaviour by BAT employees, contractors, customers, suppliers or service providers. Operations in countries and territories subject to sanctions expose the Group to the risk of significant financial costs and disruption in operations that may be difficult or impossible to predict or avoid or the activities could become commercially and/or operationally unviable. In particular, the Group has operations in Cuba, which is subject to various sanctions in the United States. Sanctions can be imposed quickly with the possibility of further territories the Group operates in becoming subject to sanctions at short notice. The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate. In 2023, the Group reached settlement agreements with the DOJ and OFAC in the United States related to breaches of sanctions related to North Korea, which resulted in the imposition of fines against the Group totalling US$635 million plus interest. National, international and supra-national sanctions regimes may also affect third parties with which the Group has commercial relationships, e.g. through their banks (including possible risk aversion to being associated with a sanctioned territory), and could lead to supply and payment chain disruptions. Please refer to note 31 on page 343 in the Notes on the Accounts for details of contingent liabilities applicable to the Group. Impact As a result of the limitations imposed by sanctions, it may become commercially and/or operationally unviable for the Group and/or its critical business partners to operate in certain territories or execute transactions related to them and the Group may be required to exit existing operations in such territories. The Group may also experience difficulty in sourcing materials or importing products, repatriating currency from a sanctioned country and finding financial institutions willing to transact with it, any of which may expose the Group to increased costs. In addition, the costs of complying with sanctions may increase as a result of new, or changes to existing, sanctions regimes. In addition to the settlement agreements reached by the Group with the DOJ and OFAC in the United States, as detailed above, any other failure of the Group to comply with sanctions regimes or similar international, regional, national or supra-national measures, or to deploy and maintain robust internal policies, procedures and controls, could result in additional fines and penalties (reducing the Group’s ability to reinvest in the future), a share price impact, criminal and/or civil sanctions against the Group and its officers and employees, increased costs, prohibitions or other limitations or requirements (e.g. compliance requirements) on the conduct of the Group’s business, reputational harm (including negative perceptions of the Group’s governance or our ESG credentials), and damage to commercial or banking relationships, and may subject the Group to claims for breach of such regimes or measures. Reputational harm (including negative perceptions of the Group’s governance and our ESG credentials) may result from the Group's operations in a sanctioned country regardless of whether the Group complies with imposed sanctions. The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Even when proven untrue, there are often financial costs, time demands and reputational impacts associated with investigating and defending against such claims. Risk: Failure to uphold New Categories marketing practices Description The regulatory landscape is constantly evolving with marketing practices being regulated differently in key New Categories markets. The Group’s marketing activities may be found to be, or alleged (including in the media) to be, non-compliant with laws and regulations, or with the Responsible Marketing Framework (RMF) on the marketing and sale of tobacco and nicotine products to consumers e.g. in relation to age verification measures. On-line activities can also be found to be, or alleged to be, aimed at consumers in a country where such activities are not permitted. Impact The Group is and may in the future be subject to claims for breach of marketing practices. In particular, national authorities (such as the FDA), organisations or even individuals may allege that our marketing activities do not comply with the relevant laws and regulations, or with our RMF. As such, the Group could be subject to litigation, regulatory sanctions, fines and penalties brought in connection with these allegations. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims and allegations which may ultimately also lead to stricter regulations impacting our business. Future breaches may lead to a loss of investor confidence in sustainability performance and inability to meet our responsible marketing focus area if our RMF are not followed, impacting our corporate purpose of delivering harm reduction. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 429

Legal, Regulatory and Compliance Risks continued Risk: Loss or misuse of personal data through a failure to comply with the European General Data Protection Regulation, the UK Data Protection Act 2018, e-Privacy Laws and other privacy legislation governing the processing of personal data. Description Personal data is a subset of data which attracts different risks and treatment under applicable law. Breaches of data privacy laws include misuse of information which may not be confidential in nature. These include, for example, unsolicited marketing calls to a publicly available number, or using an individual’s personal data in a way which was not authorised or in a way that the individual did not reasonably expect through technologies such as online tracking or monitoring. Various privacy laws, including the European General Data Protection Regulation (GDPR), UK Data Protection Act 2018 (UKDPA) and e-Privacy Laws, govern the way in which organisations handle personal data of individuals (such as consumers, employees, contractors, service providers and other authorised persons) including tracking or monitoring their online behaviour. Unintended or malicious breaches of data privacy laws may occur through system vulnerabilities, cyber-attacks, and by inappropriate or negligent behaviour by BAT employees, contractors, service providers or others. Depending on the risk of harm to the individuals concerned, such breaches of data privacy laws (including mass personal data unavailability) could trigger a formal notification to a local data protection supervisory authority. This, in turn, could subject Group companies to not only regulatory scrutiny but also individual claims or even class action suits; and ePrivacy Laws state that any misuse of consumer personal data or lack of transparency provided to consumers on how we use their data or track their online behaviours are subject to regulatory scrutiny. Legal requirements relating to the collection, storage, handling, and transfer of personal data continue to evolve. Following the entry into force of the GDPR in May 2018, other jurisdictions in which the Group operates have enacted similar local legislation such as the California Consumer Privacy Act U.S. and the “LGPD” in Brazil which further increases the risks surrounding the processing of personal data especially in the consumer space. As part of the Group's digital transformation, and move towards a more consumer centric approach, in particular related to New Categories, this could further increase these risks as the expectation is that the exposure to consumer data volumes will increase as well. With the emergence of new technologies, including Artificial Intelligence, these risks (particularly, personal data misuse in the context of automated decision making by leveraging AI) may be exacerbated. Impact Failure to comply with existing or future e-Privacy Laws and privacy legislation governing the processing of personal data may adversely impact the Group’s results of operations and financial condition. Loss or unlawful use of personal data may result in civil or criminal legal liability and prosecution by enforcement bodies, which may subject the Group to the imposition of material fines and/or penalties and/or claims and costs associated with defending these claims (which could include class action suits brought by consumers). The fine under the GDPR and UK data privacy laws for the most severe infringements can be up to €20 million, or 4% of the Group’s worldwide annual revenue from the preceding financial year, whichever is higher. In the event of a plurality of actions, with separate sanctionable conducts not caught by the principle of concurrence of conduct, fines can be applied alongside each other, without being a single legal maximum applicable to the sum. The Group’s officers and employees may also be subject to personal criminal sanctions in certain jurisdictions. Non-compliance with the EU AI Act can result in fines up to EUR 35 million or 7% of a company's annual turnover. The Brazilian LGDP provides for fines up to 2% of a company's revenue in Brazil, capped at BRL 50 million per violation. Under the California CCPA, the fines for non-compliance include up to USD 7,500 per violation for intentional breaches. Reputational damage could also potentially cause significant harm to the Group, including negative perceptions of the Group’s governance and our ESG credentials. Relevant data protection supervisory authority could also order certain Group legal entities to cease processing activities, which could result in a significant operational disruption. Regulatory interest may also prompt interest from other compliance authorities/ governments, leading to further regulation or proceedings. The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 430

Economic and Financial Risks Risk: Foreign exchange rate exposures Description The Group’s reporting currency is sterling. The Group is exposed to the risk of fluctuations in exchange rates affecting the translation of net assets and earned profits of overseas subsidiaries into the Group’s reporting currency. These translational exposures are not normally hedged. Exposures also arise from the foreign currency denominated trading transactions undertaken by subsidiaries and dividend flows. Where not offset by opposing flows, these exposures are generally hedged according to internal policies, but hedging of exposure to certain currencies might not be possible due to exchange controls, limited currency availability or prohibitive costs, and errors in hedging may occur. Monetary policy divergence in relation to interest rates between top markets may also increase these risks. Impact During periods of exchange rate volatility, the impact of exchange rates on the Group’s results of operations and financial condition can be significant. Fluctuations in exchange rates of key currencies against sterling may result in volatility in the Group’s reported earnings per share, cash flow and balance sheet. Furthermore, the dividend paid by the Group may be impacted if the payout ratio is not adjusted. Differences in translation between earnings and net debt may also affect key ratios used by credit rating agencies, which may have an adverse effect on the Group’s credit ratings. In addition, volatility and/or increased costs in the Group’s business due to transactional foreign exchange rate exposures may adversely affect operating margins and profitability and attempts to increase prices to offset such increases could adversely impact sales volumes. The increased volatility observed in recent years in commodity prices has contributed to additional volatility of exchange rates, impacting the financial performance of the Group's subsidiaries. The global dynamic backdrop of monetary policy actions, the inflation cycle, as well as the economic performance may also increase the exchange rate risk in the short term. Risk: Inability to obtain price increases and exposure to risks from excessive price increases and value chain erosion Description Annual price increases by the Group are among the key drivers in increasing market profitability. However, the Group has in the past been, and may in the future be, unable to obtain such price increases as a result of increased regulation; increased competition from illicit trade; stretched consumer affordability arising from deteriorating political and economic conditions and rising prices; sharp increases or changes in excise structures; and competitors’ pricing. As the New Categories market continues to develop, the Group may face erosion in the value chain for New Categories through lower market prices, excise taxes, high retail trade margins or high production costs that make New Categories less competitive versus combustible tobacco products. In addition, the Group faces the risk that price increases it has conducted in the past, and may conduct in the future, may be excessive and not find adequate adult tobacco consumer acceptance. Impact If the Group is unable to obtain price increases or is adversely affected by impacts of excessive price increases, it may be unable to achieve its strategic growth metrics, have fewer funds to invest in growth opportunities, and, in the case of excessive price increases, be faced with quicker reductions in sales volumes than anticipated due to accelerated market decline, down-trading (switching to a cheaper brand) and increased illicit trade. These in turn impact the Group’s market share, results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. In addition, erosion in the value chain for New Categories could have a negative impact on the Group’s sales volume or pricing for these products. High excise could dampen demand for New Categories or result in lower profit margins. Lower market prices, high retail trade margins or increases in production costs could also negatively impact profit margins or lead to uncompetitive pricing. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 431

Economic and Financial Risks continued Risk: Effects of declining consumption of legitimate tobacco products and a tough competitive environment Description Evidence of market contraction and the growth of illicit trade of tobacco products is apparent in several key global markets in which the Group operates. This decline is due to multiple factors, including increases in excise taxes leading to continuous above-inflation price rises, changes in the regulatory environment, the continuing difficult economic environment in many countries impacting consumers’ disposable incomes, the increase in the trade of illicit tobacco products, rising health concerns, a decline in the social acceptability of smoking and an increase in New Category uptake. The Group competes based on the strength of its strategic brand portfolio, product quality and taste, brand recognition loyalty, innovation, trade marketing distribution activities and price. The Group is subject to highly competitive environments in all aspects of its business, and its competitive position can be significantly influenced by the prevailing economic climate, consumers’ disposable income, regulation, competitors’ introduction of lower-price or innovative products, higher tobacco and nicotine product taxes, higher absolute prices, governmental action to increase minimum wages, employment costs, interest rates and increase in raw material costs. Furthermore, the Group is subject to substantial payment obligations under the State Settlement Agreements, which adversely affect the ability of the Group to compete in the U.S. with manufacturers of deep-discount cigarettes that are not subject to such substantial obligations. Impact Any future decline in the demand for legitimate tobacco products could have an adverse effect on the Group’s results of operations and financial conditions and cause the Group to fail to deliver on its strategic growth plans. In a tough competitive environment, factors such as market size reduction, customer down-trading, illicit trade and competitors aggressively taking market share through price re-positioning or price wars generally reduce the overall profit pool of the market and may impact delivery of the Group’s profits. This may also lead to a decline in sales volume, loss of market share, impact delivery of the Group’s sustainability agenda, erosion of its portfolio mix and reduction of funds available for investment in growth opportunities. Risk: Funding, liquidity and interest rate risks Description The Group cannot be certain that it will have access to bank financing or to the debt and equity capital markets at all times and is therefore subject to funding and liquidity risks. In addition, the Group’s access to funding may be affected by restrictive covenants to which it is subject under some of its credit facilities. Furthermore, failure to appropriately engage with investors’ and lenders’ sustainability criteria and concerns may impact BAT’s credit ratings, access to funding, or may result in an increase in the cost of funding. The Group is also exposed to increases in interest rates in connection with both existing floating rate debt and future debt refinancings. Although, interest rates have started to be cut by main Central Banks, having reached their peak after few years of intense hikes, in the attempt to tame inflation, further changes are strictly data dependent, inflation and labour market trends playing an important role in central banks’ future actions. Furthermore, the Group operates in several markets closely regulated by governmental bodies that intervene in foreign exchange markets by imposing limitations on the ability to convert local currency into foreign currency and introducing other currency and capital controls that expose cash balances to devaluation risks, increase costs to obtain hard currency, or are a barrier to the repatriation of earnings. As a result, the Group’s operational entities in these markets may be restricted from using End Market cash resources to pay for imported goods, dividend remittances, interest payments and royalties. The inability to access End Market cash resources in certain markets contributes to the Group’s funding and liquidity risks. Compliance with sanctions and the restrictive policies of banks to facilitate transactions that are sanctions sensitive, can also restrict the ability to transfer and use cash that is sanctions sensitive. Anti-money laundering legislation can lead to additional restrictions relating to the payment and receipt of funds for both BAT as well as its business partners. In addition, the Group's further development into the cannabis sector may lead to inaccessible proceeds from this activity, and such activity may expose the Group to further regulatory and legal risks due to different local and international laws. The Group may also face reputation and compliance issues due to various levels of acceptance of the cannabis sector by stakeholders which may restrict bank and/or investor access. Impact Adverse developments in the Group’s funding, liquidity and interest rate environment may lead to shortages of cash and cash equivalents needed to operate the Group’s business and to refinance its existing debt. Inability to fund the business under the Group’s current capital structure, failure to access funding and foreign exchange or increases in interest rates may also have an adverse effect on the Group’s credit rating, which would in turn result in further increased funding costs and may require the Group to issue equity or seek new sources of capital. Although the Group currently benefits from investment grade ratings from Moody's, S&P and Fitch, any adverse impact in the activity may trigger a rating revision. Any downgrade of the Group's credit ratings or loss of investment grade status could materially increase the Group's financing costs. Non-compliance with the Group’s covenants under certain credit facilities could lead to an acceleration of its debt. All these factors may have material adverse effects on the Group’s results of operations and financial conditions and cause the Group to fail to deliver on its strategic growth plans. These conditions could also lead to underperforming bond prices and increased yields. In the case of funding or liquidity constraints, the Group may also suffer reputational damage due to its perceived failure to manage the financial risk profile of its business, which may result in an erosion of shareholder value reflected in an underperforming share price, and/ or underperforming bond prices and higher yields. In addition, the Group’s ability to finance strategic opportunities or respond to threats may be impacted by limited access to funds. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 432

Risk: Failure to achieve growth through mergers, acquisitions, joint ventures, investments and other transactions Description The Group’s growth strategy includes a combination of organic growth as well as mergers, acquisitions, joint ventures and investments. The Group may be unable to acquire or invest in attractive businesses on favourable terms and may inappropriately value or otherwise fail to identify or capitalise on growth opportunities. The Group may not be able to deliver strategic objectives and revenue improvements from business combinations, successfully integrate businesses it acquires or establishes, or obtain appropriate regulatory approvals for business combinations. Risks from integration of businesses also include the risk that the integration may divert the Group’s focus and resources from its other strategic goals. Furthermore, transactions may include risks associated with an unpredictable regulatory landscape, such as bans or more restrictive regulations which come into force after the acquisition. Additionally, the Group could be exposed to financial, legal or reputational risks if it fails to appropriately consider and address any compliance, antitrust or sustainability aspects of a transaction or planned transaction. Further, the Group has certain uncapped indemnification obligations in connection with divestitures and could incur similar obligations in the future. Impact Any of the foregoing risks could result in increased costs, decreased revenues or a loss of opportunities and have an adverse effect on the Group’s results of operations and financial condition, and in the case of a breach of compliance, product regulation or antitrust regulation, could lead to reputational damage, fines and potentially criminal sanctions and an adverse impact on the Group's sustainability priorities. This may impact the Group's ability to compete in the long-term. Inability to execute planned divestments, or poorly executed divestments, may not deliver fair value, or may result in loss of potential sale proceeds resulting in fewer resources to drive quality growth or meet other corporate targets. The Group may become liable for claims arising in respect of conduct prior to any merger or acquisition of businesses if deemed to be a successor to the liabilities of the acquired company or indemnification claims relating to divestitures, and any resulting adverse judgment against the Group may adversely affect its results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Please refer to note 31 on page 343 in the Notes on the Accounts for details of contingent liabilities applicable to the Group. Risk: Unforeseen underperformance in key global markets Description A substantial majority of the Group’s profit from operations is based on its operations in certain top markets, including the U.S. A number of these markets are declining for a variety of factors, including price increases, restrictions on marketing activities and promotions, smoking prevention campaigns, increased pressure from anti-tobacco groups, accelerated migration to reduced-risk products and increasing prevalence of non-compliant New Categories competitors. Economic and political factors affecting the Group’s key markets include the prevailing economic climate, governmental austerity measures, levels of employment, inflation, governmental action to increase minimum wages, employment costs, interest rates, raw material costs, consumer confidence and consumer pricing. Impact Change to the economic and political factors in any of the top markets in which the Group operates often affect consumer behaviour and have an impact on the Group’s results of operations and financial condition. These could cause the Group to fail to deliver on its strategic growth plans. Risk: Increases in net liabilities under the Group’s retirement benefit schemes Description The Group currently maintains and contributes to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees worldwide. The Group’s obligations to make contributions under these arrangements may increase in the case of increases in pension liabilities, decreases in asset returns, salary increases, inflation, decreases in long-term interest rates, increases in life expectancies, changes in population trends and other actuarial assumptions. Please refer to the information under the caption ‘Retirement benefit schemes’ on page 273 and to note 15 on page 302 in the Notes on the Accounts for details of the Group’s retirement benefit schemes. Impact Higher contributions to the Group’s retirement benefit schemes could have an adverse impact on the Group’s results of operations, financial condition and ability to raise funds and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 433

Product pipeline, commercialisation and Intellectual Property risks Risk: Inability to predict consumers’ changing behaviours and launch innovative products that offer adult tobacco and nicotine consumers meaningful value-added differentiation Description The Group focuses its research and development activities on both creating new products, including New Categories and Beyond Nicotine products, whilst maintaining and improving the quality of its existing products. In a competitive market, the Group believes that innovation is key to growth. The Group considers that one of its key challenges in the medium and long term is to provide adult tobacco and nicotine consumers with high-quality products that take into account their changing preferences and expectations, including those in relation to sustainability, while complying with evolving regulation. Predicting consumers’ changing needs and behaviours across categories is a critical requirement for the Group's development. The Group is exposed to the risk it may fail to predict consumers' changing needs and behaviours across categories and fail to deliver its strategy effectively. The Group continues to develop and roll-out its New Categories portfolio which requires significant investment. The Group is exposed to the risk that it may be unsuccessful in developing and launching innovative products or maintaining and improving the quality of existing products across combustibles, New Categories and Beyond Nicotine that offer consumers meaningful value-added differentiation. The Group must keep pace with innovation in its sector and changes in consumer expectations. The Group is also exposed to the risk of an inability to build sufficiently strong brand equity through social media and other digital tools to successfully compete. There are potential bans and restrictions in key markets on using social media to advertise and communicate. Competitors may be more successful in predicting changing consumer behaviour or better able to develop and roll-out consumer-relevant products and may be able to do so more quickly and at a lower cost. In addition, the Group devotes considerable resources to the research and development of innovative products that may have the potential to reduce the risks of smoking-related diseases. The complex nature of research and development programmes necessary to satisfy emerging regulatory and scientific requirements creates a substantial risk that these programmes will fail to demonstrate health- related claims regarding New Categories and Beyond Nicotine or to achieve adult tobacco consumer, regulatory and scientific acceptance. Furthermore, the regulatory environment impacting non-combustible tobacco products, Vapour products and other non-tobacco nicotine products and Beyond Nicotine, including classification of products for regulatory and excise purposes, is still developing and it cannot be predicted whether regulations will permit the marketing of such products in any given market in the future. Categorisation as medicines, for example, and restrictions on advertising could stifle innovation, increase complexity and costs and significantly undermine the commercial viability of these products. Alternatively, categorisation of any New Categories, as tobacco products for instance, could result in the application of onerous regulation, which could further stifle uptake. Impact The inability to timely develop and roll-out innovations or products in line with consumer demand, including any failure to predict changes in adult tobacco consumer and societal behaviour and expectations and to fill gaps in the product portfolio, as well as the risk of poor product quality, could lead to missed opportunities, under- or over-supply, loss of competitive advantage, unrecoverable costs and/or the erosion of the Group’s consumer base or brand equity. Restrictions on packaging and labelling or on promotion and advertising could impact the Group’s ability to communicate its innovations and product differences to adult tobacco consumers, leading to unsuccessful product launches. An inability to provide robust scientific results sufficient to substantiate health-related product claims poses a significant threat to the ability to launch innovative products and comply with emerging regulatory and legal regimes. The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. In addition, there may be loss of investors’ confidence in sustainability performance, including failure to deliver our corporate purpose of harm reduction. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Group Risk Factors Continued 434

Risk: Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights Description The Group relies on trademarks, patents, registered designs, copyrights, domain names and trade secrets. The brand names under which the Group’s products are sold are key assets of its business. The protection and maintenance of these brand names and of the reputation of these brands is important to the Group’s success. Protection of intellectual property rights is also important in connection with the Group’s innovative products, including New Categories. The Group is exposed to the risk of infringements of its intellectual property rights by third parties due to limitations in judicial protection, failure to identify, protect and register its innovations and/or inadequate enforceability of these rights in some markets in which the Group operates. The Group currently is involved in various patent infringement litigation proceedings in the US related to the Group’s Vapour products. In February 2024, a Group subsidiary entered into a settlement agreement with an indirect wholly-owned subsidiary of Philip Morris International Inc. (PMI). Pursuant to this agreement (the Settlement Agreement), among other things, both parties agreed to dismiss certain pending legal proceedings between the parties and certain of their affiliates concerning certain Vapour and Heated Products (HP) with prejudice and without admission of liability, to fully and finally discharge without admission of liability any injunctions granted to the parties and their respective affiliates in such proceedings, and mutually release each other from presently known and past, present and future claims arising out of or relating to, among other things, such proceedings, the infringement of the patents at issue in the proceedings and certain intellectual property rights relating to certain products existing on or before a specified date. The parties also agreed to covenants not to sue, on a perpetual, royalty-bearing or royalty-free basis, as the case may be, in respect of patents associated with certain existing or changed Vapour or HP products. The parties also agreed to covenants not to sue on a perpetual, royalty free basis and in respect of, among other things, the manufacture of products, accessories, replacement parts and upgrade parts, or their respective components, and research and development of such products, accessories and parts, or their respective components. Please refer to note 31 on page 343 in the Notes on the Accounts for details of contingent liabilities relating to patent litigation and related settlements applicable to the Group. Some brands and trademarks under which the Group’s products are sold are licensed for a fixed period of time in certain markets. If any of these licences are terminated or not renewed after the end of the applicable term, the Group would no longer have the right to use, and to sell products under, those brand(s) and trademark(s). In addition, as third party rights are not always identifiable, the Group may be subject to claims for infringement of third party intellectual property rights. Impact Any erosion in the value of the Group’s brands or innovations, or failure to obtain or maintain adequate protection of intellectual property rights for any reason, or the loss of brands, trademarks or other intellectual property rights under licence to Group companies, may have a material adverse effect on the Group‘s market share, results of operations and financial condition. Any inability to appropriately protect the Group’s products and key innovations will also limit its growth and affect competitiveness and return on innovation investment. Any infringement of third-party intellectual property rights could result in interim or final injunctions, product recalls, legal liability and the payment of damages, any of which may disrupt operations, negatively impact the Group’s reputation and have an adverse effect on its results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plan. Litigation (even where successful) results in an intensive use of resources and management time leading to potential disruption. In addition, although intellectual property-related settlements, such as the Settlement Agreement, allow the Group to focus on developing innovative product solutions, they could also have an adverse effect on the Group’s results of operations and financial condition. For example, the payment of royalties would create higher costs for the Group, whereas the grant of licenses and/or covenants not to sue could result in a competitive advantage of the Group’s competitors which, in turn, could result in lower demand for the Group’s own products and cause the Group to fail to deliver on its strategic growth plans. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 435

Overview The tobacco and nicotine industry is among the most regulated in the world, with manufacturers having to navigate highly diverse regulatory frameworks. Nearly all countries impose restrictions on the manufacture, sale, marketing, and packaging of tobacco products. In addition, regulation of non-tobacco nicotine- containing products is receiving increasing attention from regulators. In some cases, countries are creating new regulatory regimes for these new categories. In others, new products may be included within existing frameworks that were not designed for and may not necessarily be suitable for that category – for example, Modern Oral products being regulated under pharmaceutical regimes. The Group continues to engage with governments and other bodies to find reasonable solutions to these issues. Broadly, regulation of tobacco and new categories falls into the following categories: Category bans: Prohibitions on the sale, import, possession, or use of specific products, including new categories. Product: Regulations on use of ingredients, product design and attributes (e.g. nicotine strength or flavours), as well as product safety standards and product disclosure requirements. Packaging and labelling: Requirements for health warnings and other government-mandated messages to be printed on packaging, as well as requirements around pack shape, size, weight and colour, plain packaging requirements or markings required for single-use plastics. Advertising and sponsorship: Partial or total bans on advertising, promotions and sponsorships for products, as well as brand stretching (the association between a tobacco and a non-tobacco product by using tobacco branding on the non-tobacco product), and restrictions on the use of certain descriptors and brand names. Retail: Restrictions on where tobacco and non-tobacco nicotine products can be sold, such as the types of outlets (e.g. supermarkets and vending machines), restrictions on how they can be sold (e.g. above-the-counter versus beneath, or online), and restrictions on adult purchase. Place: Bans on smoking or vaping in certain places. Price: Regulations which affect prices of tobacco and non-tobacco nicotine products, such as excise taxes and minimum pricing. Responsibility: Obligations under Extended Producer Responsibility schemes (e.g. cigarette waste clean-up) and measures to combat illicit trade. The Group also operates a number of global policies which may impose additional obligations or standards beyond those required by local regulatory regimes. The Group recognises and supports the objectives of governments and policymakers in reducing smoking rates and the associated health impacts, as well as the role of regulation in achieving these goals. Accordingly, the Group endorses tobacco and nicotine regulations that are grounded in robust evidence, tailored to local circumstances, effectively achieve intended policy objectives, and avoid unintended consequences, such as the expansion of illegal markets. Progressive regulations, including forward-thinking policies for Smokeless products, are essential to Build a Smokeless World and deliver governments’ smoke-free ambitions. The Group believes that the development of regulations for Smokeless products, should follow the below principles: – be based on science and evidence, and proportionate to the products’ risks compared with those of combustible tobacco – facilitate adult awareness of smokeless alternatives and allowing adult-only access – ensure product quality, environmental sustainability, and consumer relevance; and – enable effective enforcement. World Health Organization’s Framework Convention on Tobacco Control Perhaps uniquely for a consumer product, a large proportion of the regulation of tobacco products has been driven at global level by the World Health Organization’s international treaty: the Framework Convention on Tobacco Control (FCTC). The FCTC came into force in 2005 and contains provisions which seek to reduce tobacco consumption and exposure to smoke. The original treaty is supplemented by one protocol on illicit trade and guidelines on the implementation of several of the treaty obligations. While the guidelines are not legally binding, they provide a framework for Parties to the treaty on implementing specific policies that target tobacco consumption. To date, the FCTC has been ratified by 183 countries - not including the U.S. One of the effects of the FCTC has been to increase efforts by tobacco control advocates and public health organisations to encourage governments to regulate the tobacco and nicotine industry beyond the measures agreed to in the FCTC. The consequence of this is that the scope of areas regulated is likely to further expand, potentially including areas and products not originally envisaged as being covered by the treaty. For instance, the World Health Organization and other public health organisations have focused efforts on widening the scope of the FCTC beyond the text to encompass Reduced-Risk Products*† (RRPs). This includes decisions such as subjecting tobacco heated products (THPs) to the FCTC, recommending stricter regulations for RRPs, and advocating for the application of existing cigarette regulations to RRPs. All engagement efforts of the tobacco industry are closely monitored by these organisations and are often (erroneously) characterised as unlawful industry interference. In turn, this has an impact on the willingness of Parties to engage with the industry, which limits the opportunity for the industry to provide its experience and expertise in the development of regulation. The last session of the Conference of the Parties to the FCTC (COP10) took place in February 2024 where two Expert Groups were established. The first focused on new tobacco-control measures under Article 2.1 of the WHO FCTC – which encourages Parties to implement measures beyond those included in the FCTC. The other focused on liability under Article 19 – which calls for Parties to consider legislative action to deal with criminal and civil liability related to tobacco control). New guidelines were also adopted during COP10, aimed at curbing online marketing of tobacco and nicotine products aimed at youth. Additionally, a decision was made to address the environmental impacts of tobacco under Article 18 of the FCTC, which pertains to environmental protection. Other decisions included promoting human rights and strengthening the WHO FCTC Investment Fund. The session concluded with the Panama Declaration, which stressed the need for more effective implementation of the FCTC. The next meeting will take place in Geneva in November 2025. EU Tobacco and Related Products Directive (2014/40/EU) The most recent version of the EU Tobacco and Related Products Directive (2014/40/EU – colloquially called TPD2), which is the current main framework for tobacco and nicotine product regulation for EU Member States, was adopted in April 2014 for transposition by May 2016. TPD2 seeks to ensure that the same rules apply across all Member States, though they are also able to go beyond its requirements provided such measures are compatible with EU law. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Regulation of the Group’s Business 436

For tobacco products, the main provisions of TPD2 include: a ban on the sale of cigarettes and roll-your-own tobacco with a characterising flavour, including menthol flavours; requirements for combined pictorial and textual health warnings covering 65% of the two main pack surfaces (front and back) for cigarettes; restrictions on pack shape and size, as well as ingredients reporting and ‘tracking and tracing’ requirements. The Directive also regulates vapour products by introducing a nicotine limit of 20 mg/ml, a premarket notification requirement and ingredient reporting requirements and advertising restrictions. In May 2021, the European Commission published a report reviewing the implementation of the Directive which concluded it had been successful in reducing tobacco use but that more action was required, particularly on new categories such as vapour and tobacco heating products (THPs). A revised legal instrument (TPD3), which may come in the form of a directly applicable EU Regulation that does not require transposition into national law, is currently being drafted. The European Commission is expected to come forward with a proposed revised text in early 2025. Specific measures in TPD3 are yet to be confirmed, but recent Commission publications such as Europe’s Beating Cancer Plan have suggested that for tobacco, they may include plain packaging requirements, stricter ingredient rules and a ban on menthol in all tobacco products. For vapour products, changes may include flavour and stronger advertising restrictions and the extension of regulation to nicotine-free products. Stricter rules are also expected for THPs, which have already recently been subjected to the ban on characterising flavours under the TPD2 using a Delegated Act (see the Regulation of Ingredients, including Flavoured Tobacco Products section for details). There are also indications that a revised Directive could seek to regulate nicotine pouches, either by creating a new framework or potentially seeking to ban the category. It is currently unclear if other types of nicotine products such as Herbal Products for Heating might also be addressed by TPD3. EU and Single-Use Plastics The Single Use Plastics Directive (EU) 2019/904 (the SUP Directive) entered into force in July 2019. It mandates Member States to establish Extended Producer Responsibility (EPR) schemes to cover the costs of litter clean-up and to implement on-pack marking requirements for tobacco product filters. Member States were required to transpose the SUP Directive into national law by 3 July 2021, with an implementation deadline of 3 July 2021 for pack marking requirements and of 5 January 2023 for EPR schemes. However, several Member States experienced delays in transposition and implementation, which have resulted in EPR schemes becoming operational months, and in some cases years, behind schedule. Spain, for example, published its implementing regulations in late 2024. The European Commission has also delayed issuing guidelines on the cost criteria for litter clean-up, which were expected before the EPR schemes’ implementation deadline. France was the only EU Member State to implement EPR schemes ahead of the 5 January 2023 deadline, having introduced schemes for cigarette manufacturers, among others, in December 2020 and February 2021. An evaluation of the SUP Directive is planned for 2027 to assess its impact and guide potential revisions. A call for evidence is expected soon, with a public consultation scheduled for Q4 2025. Similar legislation has been enacted or is under consideration in other countries, including Canada, Russia, South Korea, and at various sub- federal levels in the United States. Internationally, the United Nations Environment Programme’s Intergovernmental Negotiating Committee is working on a legally binding global agreement on plastic pollution. Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance Restrictions on the Use of Tobacco and Vapour Products in Public and Private Places The Group operates across various markets where restrictions are in place on smoking and vaping in certain private, public, and workplace settings, such as restaurants, bars, beaches, and nightclubs. While the specifics of these restrictions vary, comprehensive bans on smoking, vaping and the use of THPs in public and workplace environments have been established in markets such as the U.S., Canada, the UK, France, Spain, New Zealand, and Australia. More recently, new restrictions have included restrictions on the use of such products within a specified distance from designated public areas, such as primary schools, and/or in private places such as vehicles when children are present. Regulation of Ingredients, Including Flavoured Products Some countries have restricted or banned the use of certain flavours or ingredients in cigarettes and other tobacco products, and vapour products. These actions are based on claims that flavoured products disproportionately appeal to minors, encourage youth smoking initiation or can increase the addictiveness or toxicity of products. In these cases, permitted flavours are often limited to tobacco and/or menthol variants only - varying by country/state as some have also prohibited the use of menthol flavours. Such restrictions have been enacted in markets including the U.S., Canada, Australia and T&uuml;rkiye. The EU’s TPD2 similarly banned the sale of cigarettes and roll-your-own tobacco with characterising flavours other than tobacco. However, some regulations relating to flavours currently face legal challenges. In Brazil, for example, a proposed ban on ingredients with flavouring or aromatic properties, including menthol, remains unenforced due to ongoing litigation. Additionally, regulators in Europe are increasingly examining restrictions on flavours and other ingredients for RRPs. For example, Hungary, Finland, the Netherlands, Denmark and Norway have adopted, or are considering adopting, restrictions on flavours for vapour products. In 2023, an instrument (called a Delegated Directive), issued by the European Commission, extended the ban in the TPD2 on characterising flavours for tobacco products to also apply to THPs. While this remains subject to legal challenges, the majority of EU Member States have now transposed and implemented this ban. Further legislation on ingredients for both cigarettes and RRPs is expected. The Conference of Parties to the FCTC has tasked a working group to expand the partial guidelines on the regulation of the contents of tobacco products and tobacco product disclosures (see Articles 9 and 10 of the FCTC). The work of this group was suspended in 2018 and an expert group was created to examine the reasons for low implementation of Articles 9 and 10, and related partial guidelines. This Expert Group presented its report in 2021. There was no agreement at COP10 regarding whether to continue work on these Articles via a Working Group or an Expert Group, and the topic has stalled – pending further discussion at COP11 in 2025. Plain and Standardised Packaging and Design Plain (or ‘standardised’) packaging typically involves restrictions on using trademarks, logos, and colours on product packaging, allowing only a single approved colour and specifying the font, size, and placement of the brand name and variant. Tobacco control advocates have tended to prioritise these measures, with non- binding FCTC guidelines suggesting that Parties "should" consider adopting plain packaging. As of November 2024, 28 countries have either implemented or passed legislation for plain packaging requirements impacting cigarettes, including Australia, Belgium, Canada, Denmark, France, Ireland, New Zealand, the Netherlands, Saudi Arabia, Singapore, T&uuml;rkiye and the UK. A number of other countries, including but not limited to Spain, South Africa and Indonesia, are currently actively considering introducing similar legislation. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 437

Moreover, in several cases, particularly in Europe, RRPs have been subject to plain packaging requirements. Denmark introduced plain packaging for both vapour products and THPs in 2022, followed by Finland in 2023, and Australia and Norway in 2024. Canada and Israel have plain packaging requirements for THPs, while Belgium and the Netherlands are considering similar measures for certain RRPs. More recently, some regulators and tobacco control advocates have examined measures which could apply to individual cigarettes, such as mandatory on-product health messages. A series of such messages was approved in Canada and Australia, and regular cigarettes will be required to carry the messages as of April 2025 in both jurisdictions. Additionally, some countries have taken an interest in regulating the design of vapour product devices and refill containers to standardise their colour, for example. This is currently being considered in Norway. Product Display Bans at Point of Sale and Licensing Regimes Product display bans at the point of sale and licensing regimes have become relatively commonplace for combustible tobacco products and have been implemented for several years in a number of countries, including in Norway, Iceland, Finland, New Zealand, Thailand, Canada, Australia, and the UK. A small number of countries have also sought to extend these provisions to apply to RRPs. Some countries, such as Hungary, Finland and Spain, have also sought to restrict the supply of tobacco products, including through the adoption of licensing regimes limiting the number of retail outlets from which it is possible to purchase tobacco products or by prohibiting the sale of tobacco products within a certain distance of specified public places. Illicit Trade The illegal market for tobacco products is an increasingly important issue for governments and the industry across the world with an increasing number considering or adopting regulation to support anti-illicit trade activities. These regulations may include mandatory "tracking and tracing" systems to help regulators identify where seized products entered the supply chain, security features to prevent counterfeiting, and inspection and authentication requirements for seized products. For instance, the TPD2 mandates that all unit packets of tobacco be marked with a unique, indelible identifier that provides various details about the product’s route-to-market when scanned. In November 2012, FCTC Parties adopted the Protocol to Eliminate Illicit Trade in Tobacco Products, which includes a range of supply chain control measures, such as the implementation of "tracking and tracing" technologies. As of 8 January 2024, 68 parties, including the EU, have ratified the Protocol. Regulation of Reduced-Risk Products*† (RRPs) The vapour products category has grown rapidly in both size and complexity in the past decade. However, there is still no consensus on how RRPs should be regulated. The TPD2, for example, establishes frameworks for the regulation of novel tobacco products and vapour products by introducing nicotine limits, health warning requirements, advertising restrictions and pre- market notification and post-market disclosure obligations. As noted above, the World Health Organization and other public health organisations have also sought to widen the scope of the FCTC to include RRPs. In countries where sales of vapour products are permitted, governments are seeking to regulate them more strictly, including by adopting bans on vaping in public places, restrictions on flavour, plain packaging and retail display bans. An increasing number of governments have moved to ban the sale of single-use vapour products, with Belgium implementing a ban in January 2025, and the U.K. and New Zealand to follow suit later this year. Other RRPs such as nicotine pouches and THPs are also facing increasing scrutiny. In many jurisdictions, existing legislative definitions of ‘tobacco products’ are interpreted to apply to THPs, thereby subjecting them to the same restrictions as those designed for traditional combustible tobacco products, often without any need to change existing laws. Countries including Brazil, India and Mexico, have expressly banned or are seeking to ban all RRPs while others, such as Australia, regulate vapour products as medicinal products, thereby heavily restricting their sale. A number of countries, including Netherlands, Belgium and Germany have implemented a ban on Modern Oral products, either through provisions banning their sale outright, or via classification as foodstuffs, meaning their sale is de facto prohibited. Other jurisdictions have sought to implement bans via their classification as tobacco substitutes or medicinal products. It is considered likely that tobacco-free nicotine pouches will be regulated at a European level as part of the next revision of the Tobacco Products Directive. Additional measures Generational Sales Bans (GSB) are among the latest significant developments to be discussed in tobacco control policy. These seek to ban the sale of tobacco products (and, sometimes, nicotine) to anyone born after a certain date, meaning they would never legally be allowed to purchase tobacco products in their lifetime. New Zealand became the first country to legislate for such a ban in 2022 by passing an Act to ban sales to anyone born on or after 1 January 2009. However, the measures were later repealed by a successor Government, due to concerns over enforcement and the potential for the creation of a significant black market. Similarly, the Malaysian Government sought to introduce GSB provisions in a bill in 2023. These were also removed due to concerns that the measures would be unconstitutional. The UK Government is the latest to consider legislation to implement a generational sales ban for tobacco products, including THPs. The Turkish Government is also reported to be drafting a bill with similar provisions, while both the Australian and Norwegian Governments have indicated they are evaluating comparable policies. Some individual lawmakers in various countries have attempted to introduce bills aiming to ban sales of tobacco to future generations. However, as no country has implemented such measures yet, the real-world impacts are yet to be tested. Another key measure that has garnered attention from regulators in recent years is the proposal to gradually reduce the nicotine content in combustible tobacco products to levels that are ‘minimal’ or ‘non-addictive’. Notable countries that have initiated significant discussions on these proposals include New Zealand, where the measure was approved in Parliament but subsequently repealed by the successor government, with concerns expressed as to the efficacy of such a method for cessation and its potential to contribute significantly to illicit trade. In the U.S., plans to introduce a similar policy have been removed from the Government’s list of immediate priorities. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Regulation of the Group’s Business Continued 438

The U.S. Through the Reynolds American Inc. (RAI) subsidiaries, the Group is subject to U.S. federal, state, and local laws and regulations. The Family Smoking Prevention and Tobacco Control Act (FSPTCA), which was enacted in 2009, grants the U.S. Food & Drug Administration (FDA) broad authority over the manufacture, sale, marketing, and packaging of tobacco products but initially limited the FDA’s authority to cigarettes, smokeless tobacco products, cigarette tobacco and roll-your-own tobacco products. Elements of the FSPTCA include: filing of facility registrations, product listing, constituent testing and ingredient information; obtaining the FDA's clearance for new products and product modifications; banning all characterising flavours other than tobacco or menthol in cigarettes; establishing ‘user fees’ to fund the FDA’s regulation of tobacco products; requiring large pictorial warnings to be included on cigarette packaging and advertising; directing FDA to establish good manufacturing practices; revising the labelling and advertising requirements for smokeless tobacco products; and requiring the study of menthol. The U.S. Congress did limit the FDA’s authority in various ways, including prohibiting it from: – Banning categories of tobacco products; and – Requiring the reduction of nicotine yields of a tobacco product to zero. On 10 May 2016, the FDA issued a final regulation, referred to as the Deeming Rule, deeming all remaining products that are “made or derived from tobacco” to be subject to the FDA’s regulatory authority under the FSPTCA. The Deeming Rule became effective as of 8 August 2016, though some requirements of the Deeming Rule had their own compliance dates. Such ‘deemed’ tobacco products subject to the FSPTCA include, among others, electronic nicotine delivery systems (including e-cigarettes, e-hookah, e-cigars, vape pens, advanced refillable personal vapourisers, electronic pipes and e-liquids mixed in vape shops), certain dissolvable tobacco products, cigars, pipe tobacco, and nicotine pouches. The ‘pre-existing products’ date under the Final Rule for newly deemed products remained the same as the ‘pre-existing products’ date for those tobacco products already subject to the FSPTCA – 15 February 2007 (known as ‘Pre-Existing Tobacco Products’). Any tobacco product that was not legally marketed as of 15 February 2007 is considered a new tobacco product subject to premarket review by the FDA. The FDA established a compliance policy allowing all newly deemed new tobacco products that were on the market as of 8 August 2016 to remain on the market so long as the manufacturer filed a Premarket Tobacco Product Application (PMTA) by a specific deadline (9 September 2020). In October 2019, R. J. Reynolds Vapor Company filed PMTAs for Vuse Solo. Based upon requirements of the FSPTCA that must be addressed in PMTAs, and the FDA’s Guidance regarding the type of evidence required for such applications, the costs of preparing a PMTA are significant. R. J. Reynolds Vapor Company thereafter filed PMTAs for the remaining Vuse products (Vibe, Ciro, and Alto) and the Velo products (pouch and lozenge) by the September 2020 deadline. Certain additional data from ongoing research relevant to the Alto and Velo applications were submitted as amendments to the PMTAs during the FDA review process. The FDA issued marketing granted orders for the Vuse Solo device and its tobacco (‘original’) flavour in October 2021, but issued a marketing denial order for Vuse Solo flavours other than menthol (which were not on the market). That denial is being appealed with the FDA. In May 2022, the FDA issued marketing granted orders for the Vuse Vibe device and its tobacco flavour and the Ciro device and its tobacco flavour but issued a marketing denial order for flavours other than menthol (which were not on the market). R. J. Reynolds Vapor Company has appealed the denials issued for the relevant Vuse Vibe and Ciro products by requesting further Agency review. We have received and are challenging the FDA's marketing denial orders dated January 2023 related to Vibe and Ciro (menthol variants). In October 2023, the FDA issued a marketing denial order for Vuse Alto menthol and mixed-berry (the latter of which was not on the market). We have received court-ordered stays of enforcement of the FDA’s denial orders for currently marketed menthol Vuse Alto, Solo, and Vibe products, which means these Vuse menthol products can continue to be marketed and sold while the judicial review process continues. In a case FDA v. Wages & White Lion Investments, L.L.C, the U.S. Supreme Court will likely decide whether FDA’s marketing denial orders of that company’s flavoured products were legal. The impact of the Wages & White Lion decision on our claims will depend on the specifics of the Court’s opinion, but we have distinguishable arguments even in the event of an adverse decision against that company. There can be no assurance, however, that the Vuse menthol or other flavours-related appeals will succeed. The U.S. Supreme Court also will rule in 2025 on one aspect of R.J. Reynolds Vapor Company’s challenge to FDA’s denial of menthol and mixed-berry Alto. Specifically, the FDA argues that the case should not have been filed in the Fifth Circuit Court of Appeals. Even if the FDA prevails at the U.S. Supreme Court, however, the decision will be limited to the question of whether the case was filed in the correct court. In July 2024, the FDA issued marketing granted orders for the Vuse Alto device as well as Vuse Alto Rich Tobacco and Golden Tobacco. The Group’s Velo products remain on the market in the U.S., pending the FDA's decisions on their premarket tobacco product applications and there can be no assurance these applications will be granted. If the FDA denies a marketing authorisation, then the relevant product(s) would need to be withdrawn from the market (unless a court, or the agency via supervisory review, intervenes). Legislation granting the FDA authority over synthetic nicotine products (products containing nicotine not ‘made or derived from tobacco’) went into effect in April 2022, which required manufacturers of such products to file PMTAs by a May 2022 deadline to continue marketing those products. In July 2024, the Group acquired the marketing rights to synthetic nicotine pouch products that had submitted PMTAs by the May 2022 deadline. Those products are marketed as Velo Plus Pouches and Grizzly Pouches. The application for those products remain under the FDA’s review and, consistent with FDA enforcement priorities, may continue to be marketed pending further FDA action. There can be no assurance that the application will be granted. Comprehensive Plan for Tobacco and Nicotine Regulation On 28 July 2017, the FDA announced its intent to develop a comprehensive plan for tobacco and nicotine regulation that recognises the continuum of risk for nicotine delivery. As part of that plan, the FDA planned to publish an Advance Notice of Proposed Rulemaking (ANPRM) to seek public input regarding the potential health benefits and possible adverse effects of lowering the level of nicotine in combustible cigarettes. The FDA also announced its intent to issue ANPRMs requesting public stakeholder input on the impact of flavours (including menthol) in increased initiation among youth and young adults as well as assisting adult smokers to switch to potentially less harmful forms of nicotine delivery, and the patterns of use and public health impact of premium cigars. This follows on from the FDA’s decision to issue its own preliminary scientific evaluation regarding menthol cigarettes in 2013, which concluded that menthol cigarettes adversely affect initiation, addiction and cessation compared to non-menthol cigarettes. Notes: * Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. † Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 439

In March 2018, the Agency issued three ANPRMs, seeking information on (1) the lowering of nicotine levels to non-addictive or minimally addictive levels, (2) the impact of flavours (including menthol) in increased initiation among youth and young adults as well as assisting adult smokers to switch to potentially less harmful forms of nicotine delivery, and (3) the patterns of use and public health impact of premium cigars. In April 2022, the FDA published a proposed product standard that would ban menthol as a characterising flavour in cigarettes. The FDA accepted public comment on this proposed rule through August 2022. RAI Services Company submitted a detailed comment to the FDA (available on the U.S. Government's Regulations.gov website) opposing the proposed rule as unsupported by existing scientific evidence and with the potential for negative unintended consequences. The Biden administration initially announced a non- binding target date of August 2023 for issuing the final rule. The administration then pushed the target date back to March 2024. Then, in April 2024, the Administration announced that the final rule would be further delayed, and the final rule has yet to be issued. In December 2022, the sale of all tobacco products with characterising flavours other than tobacco (including menthol) were banned in the state of California. Additional regulation In April 2019, the FDA issued a proposed rule on the format and content of reports to demonstrate substantial equivalence. This follows on from the FDA’s previous statements regarding the development of foundational rules so as to provide clarity and predictability to the tobacco product submission process, including not only substantial equivalence applications but new product applications as well as MRTP applications. In September 2019, the FDA published a proposed rule on the format and content of PMTAs. The final foundational rules for substantial equivalence and PMTAs were published on 5 October 2021 and became effective on 4 November 2021. The FDA has not yet promulgated its proposed rule for MRTP applications. Under the FSPTCA, for a manufacturer to launch a new tobacco product or modify an existing tobacco product after 15 February 2007, the manufacturer must obtain an order from the FDA authorising the new or modified product to be marketed. One exception is that a manufacturer that introduced a cigarette or smokeless tobacco product between 15 February 2007 and 22 March 2011 could file a substantial equivalence report with the FDA demonstrating either (1) that the new or modified product had the same characteristics as a product commercially available as at 15 February 2007, referred to as a predicate product, or (2) if the new or modified product had different characteristics than the predicate product, that it did not raise different questions of public health. A product subject to such report is referred to as a provisional product. A manufacturer may continue to market a provisional product unless and until the FDA issues an order that the provisional product is not substantially equivalent, in which case the FDA could then require the manufacturer to remove the provisional product from the market. Many of the RAI subsidiaries’ cigarette and smokeless tobacco products currently on the market are provisional products. In January 2017, the FDA issued its first proposed product standard whereby the Agency would require the reduction, over a three-year period, of the levels of N-nitrosonornicotine (NNN) contained in smokeless tobacco products. Since issuing this proposal, the Agency has simply stated that it is evaluating submitted comments. The FDA’s semi-annual regulatory agenda has not listed the NNN proposal since its publication. Thus, it is not known whether or when this proposed rule will be finalised, and, if adopted, whether the final rule will be the same as or similar to the proposed rule. On 18 March 2020, the FDA issued a rule mandating the incorporation on cigarettes packages and advertising of graphic health warnings. The rule required eleven new textual warnings, each accompanied by a specific graphic image, on the top 50% of the front and back of all cigarette packages, on the left 50% of the front and back of cigarette cartons, and 20% of all cigarette advertising in a location at the top of each advertisement, beginning 18 June 2021. On 3 April 2020, RAI subsidiaries R. J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, in conjunction with several cigarette manufacturers and retailers, filed a lawsuit seeking an order and judgment holding unlawful, enjoining, and setting aside the rule in its entirety. The court, following multiple orders to delay the implementation of the rule, invalidated it as unconstitutional in December 2022. In February 2023, the FDA appealed this decision to the U.S. Court of Appeals for the Fifth Circuit. On 21 March 2024, the U.S. Court of Appeals for the Fifth Circuit issued its opinion reversing the court’s decision, and concluding that the warnings are constitutional. On 25 November 2024, the U.S. Supreme Court declined to review the Fifth Circuit’s decision. Plaintiffs continue to pursue their remaining statutory claims against the rule in district court. On 13 January 2025, the District Court entered an order postponing the effective date of the rule pending final disposition of the remaining statutory claims. That order may be appealed. Under the prior Biden administration, the FDA announced its intention to issue a final rule to ban menthol as a characterising flavour in cigarettes. In January 2025, the Trump administration withdrew the rule from the Office of Management and Budget and it is currently held pending the new Trump administration’s reconsideration of regulations advanced by Biden. On 15 January 2025, in the final days of the outgoing Biden administration, the FDA issued a proposed product standard whereby the agency would limit nicotine level in cigarettes following a two-year effective date from publication of any final rule. The proposed rule is currently subject to public comment, but may be de- prioritised by the Trump administration as it considers all proposed regulations advanced by the Biden administration. Thus, it is not known whether or when this proposed rule will be finalised, and, if adopted, whether the final rule will be the same as or similar to the proposed rule. Cigarettes and other tobacco products are subject to substantial taxes in the U.S. All states and the District of Columbia currently impose cigarette excise taxes. Certain city and county governments, such as those of New York City, Philadelphia, and Chicago, also impose substantial excise taxes on cigarettes sold in those jurisdictions. Also, all states and the District of Columbia currently subject smokeless tobacco products to excise taxes. Various states and the District of Columbia impose a tax on Vapour products, such as e-cigarettes, and many other states have proposed taxes on Vapour products. Currently, there is no federal tax on Vapour products. State and local governments also consider and implement other legislation and regulation regarding the sale of tobacco products. Measures include, among others, limiting or prohibiting the sale of flavours in tobacco products, restricting where tobacco products may be sold and increasing the minimum age to purchase tobacco products. The Group believes that, as a responsible business, it can contribute through information, ideas and practical steps, to help regulators address the key issues regarding its products, including underage access, illicit trade, product information, product design, involuntary exposure to smoke and the development of potentially less harmful products, while maintaining a competitive market that accommodates the significant percentage of adults who choose to be tobacco consumers. The Group is committed to working with national governments and multilateral organisations and welcomes opportunities to participate in good faith to achieve sensible and balanced regulation of traditional tobacco and potentially RRPs. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Regulation of the Group’s Business Continued 440

The Master Settlement Agreement & State Settlement Agreements In 1998, the major U.S. cigarette manufacturers (including R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of Reynolds American) entered into the Master Settlement Agreement (MSA) with attorneys general representing most U.S. states and territories. The MSA imposes a perpetual stream of future payment obligations on the major U.S. cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, among other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year). During 2012, R.J. Reynolds Tobacco Company, various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached a final agreement related to Reynolds American’s 2003 MSA activities, and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the company’s MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company received US$170 million in credits, which have been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds Tobacco Company received US$285 million in credits, which have been applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds Tobacco Company received US$61 million in credits, which have been applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. R.J. Reynolds Tobacco Company received US$182 million in credits for settled periods through 2017, which have been applied over a five- year period from 2018. Also in 2018, a 10th additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. R.J. Reynolds Tobacco Company received US$205 million in credits for settled periods through 2017, which have been applied over a five-year period from 2019. In the first quarter of 2020, certain conditions set forth in the 2018 agreements were met for those 10 states. In addition, in August 2020, 24 states, the District of Columbia and Puerto Rico agreed to settle NPM disputes related to claims for the period 2018 to 2022. In 2022, an additional state settled NPM disputes related to claims for the period 2005 to 2028. It is estimated that R.J. Reynolds Tobacco Company will receive US$130 million in credits for settled periods through 2018, which will be applied over a five- year period from 2022. In 2023, an additional state settled NPM disputes related to claims for the period 2005 to 2029. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$29 million for settled periods through 2018, which will be applied over a five-year period from 2024. In the first quarter of 2024, an additional state settled NPM disputes related to claims for the period 2005 to 2031. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$11 million for settled periods through 2018, which will be applied over a five-year period from 2024. In the third quarter of 2024, an additional state settled NPM disputes related to claims for the period 2005 to 2011. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$69 million for settled periods through 2011, which will be applied over a five-year period from 2026. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items. The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively “State Settlement Agreements”). Reynolds American Inc.'s operating subsidiaries' expenses and payments under the MSA and the State Settlement Agreements for 2024 amounted to US$2,160 million in respect of settlement expenses and US$2,535 million in respect of settlement cash payments; for 2023 amounted to US$2,516 million in respect of settlement expenses and US$2,874 million in respect of settlement cash payments; for 2022 amounted to US$2,951 million in respect of settlement expenses and US$3,129 million in respect of settlement cash payments; for 2021 amounted to US$3,420 million in respect of settlement expenses and US$3,744 million in respect of settlement cash payments; for 2020 amounted to US$3,572 million in respect of settlement expenses and US$2,848 million in respect of settlement cash payments; and for 2019 amounted to US$2,762 million in respect of settlement expenses and US$2,918 million in respect of settlement cash payments. R.J. Reynolds Tobacco Company divested certain brands to Imperial Tobacco Group (ITG) in 2015. In 2020, R.J. Reynolds Tobacco Company recognised additional expenses, included above, under the State Settlement Agreements in the states of Mississippi, Florida, Texas and Minnesota related to these divested brands. R.J. Reynolds Tobacco Company recognised US$241 million of expense for payment obligations to the state of Florida for the ITG acquired brands from the date of divestiture, 12 June 2015, as a result of an unfavourable judgment. In addition, R.J. Reynolds Tobacco Company recognised US$264 million related to the resolution of claims against it in the states of Texas, Minnesota and Mississippi for payment obligations to those states for the ITG acquired brands from the date of divestiture. R.J. Reynolds Tobacco Company settled certain related claims with Phillip Morris USA under the State Settlement Agreements in the states of Mississippi, Texas and Minnesota for US$8 million. Finally, in June 2022, R.J. Reynolds Tobacco Company settled PM USA's claims relating to the calculation of the base-year net operating profits for the ITG acquired brands for US$37 million. Other Agreements Settlement Agreement between Nicoventures Trading Limited and Philip Morris Products S.A. On 1 February 2024, Nicoventures Trading Limited, an indirect, wholly-owned subsidiary of British American Tobacco p.l.c., entered into a settlement agreement with Philip Morris Products S.A., an indirect, wholly-owned subsidiary of Philip Morris International Inc. (the Settlement Agreement). Pursuant to this Settlement Agreement, among other things, both parties have agreed to take all actions, as necessary, to dismiss with prejudice, subject to certain limited exceptions, certain pending legal proceedings between the parties and their respective affiliates concerning certain Vapour products and Heated Products (HP) (including devices and consumables) without admission of liability, and to fully and finally discharge without admission of liability any injunctions granted to the parties and their respective affiliates in such proceedings. The parties have also agreed to a mutual release of presently known and past, present and future claims arising out of or relating to, among other things, such proceedings, the infringement of the patents at issue in the proceedings and certain intellectual property rights relating to certain products existing on or before a specified date. Additionally, the parties have agreed to covenants not to sue, on a perpetual, royalty-bearing or royalty-free basis, as the case may be, in respect of patents associated with certain existing or changed Vapour or HP products. The parties have also agreed to covenants not to sue on a perpetual, royalty-free basis in respect of, among other things, the manufacture of products, accessories, replacement parts and upgrade parts, or their respective components, and research and development of such products, accessories, replacement parts, upgrade parts and components. The Settlement Agreement is for a term of eight years from 1 February 2024 and is substantially worldwide in scope. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Material Contracts 441

Significant agreements Change of Control Provisions as at 31 December 2024 Nature of agreement Key provisions The revolving credit facilities agreement, effective 12 March 2020 and 6 March 2023, entered into between the Company, B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation (as borrowers and, in the case of the Company, as a guarantor) and HSBC Bank plc (as agent) and certain financial institutions (as lenders), pursuant to which the lenders have agreed to make available to the borrowers £5.4 billion for general corporate purposes (the Facility). – should a borrower (other than the Company) cease to be a direct or indirect subsidiary of the Company, such borrower shall immediately repay any outstanding advances made to it and shall cease to be a borrower under the Facility; and – where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under the Facility to be repaid. During 2024, the Group arranged, extended and/or renewed short-term bilateral facilities with core relationship banks for a total amount of £2.4 billion. B.A.T. International Finance p.l.c. is the borrower under these facilities and the Company is the guarantor. As at 31 December 2024, nil was drawn on a short- term basis. – should the borrower cease to be a direct or indirect subsidiary of the Company, the borrower shall immediately repay any outstanding advances made to it under these facilities; and – where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under these facilities to be repaid. On 25 July 2017, the Company acceded as a guarantor under the indenture of its indirect, wholly-owned subsidiary Reynolds American Inc.. The securities issued under the indenture include approximately US$6.7 billion aggregate principal amount of unsecured Reynolds American Inc. debt securities. – with respect to each series of debt securities issued under the indenture, upon a change of control event, combined with a credit ratings downgrade of the series to below investment-grade level (such downgrade occurring on any date from the date of the public notice of an arrangement that could result in a change of control event until the end of the 60-day period following public notice of the occurrence of a change of control event), Reynolds American Inc. is obligated to make an offer to repurchase all debt securities from each holder of debt securities. As a guarantor under the indenture, the Company guarantees such payments. Rules for the awards under the long-term incentive plans 2007 and 2016 (“LTIPs”), Restricted Share Plan (“RSP"), 2019 Deferred Annual Share Bonus Scheme ("DSBS") and 2016 Sharesave Scheme ("Sharesave"). – in the event of a change of control of the Company as a result of a takeover, reconstruction or winding-up of the Company (not being an internal reorganisation), LTIP, RSP, DSBS and Sharesave awards will vest (and in the case of an option, become exercisable for a limited period) based on the period of time that has elapsed since the date of the award and the achievement of the performance conditions (if applicable) at that date (performance conditions are applicable to the LTIP only), unless the Remuneration Committee determines this not to be appropriate in the circumstances; and – the rules of the LTIPs, RSP, DSBS and Sharesave allow (as an alternative to early release) that participants may, if permitted, exchange their existing awards for new awards of shares in the acquiring company on a comparable basis. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Material Contracts Continued 442

The Group uses a combination of in-house and contract manufacturers to manufacture its products. BAT-owned manufacturing facilities1 United States AME APMEA Total Fully integrated manufacturing 1 13 23 37 Other processing sites (including leaf threshing and OTP) — 8 9 17 Sites manufacturing other products (including Snus, Modern Oral and Liquids) 2 4 — 6 Research and development facilities 2 2 3 7 Total 5 27 35 67 Note: 1. As of 31 December 2024. The plants and properties owned or leased and operated by the Group’s subsidiaries are maintained in good condition and are believed to be suitable and adequate for the Group’s present needs. The technology employed in the Group’s factories is sophisticated, especially in the area of cigarette-making and packing where throughputs can reach between 500 and 1,000 packs per minute. The Group can produce many different pack formats (e.g., the number of cigarettes per packet) and configurations (e.g., bevel edge, round corner, international) to suit marketing and consumer requirements. New technology machines are sourced from the leading machinery suppliers to the industry. Close cooperation with these organisations helps the Group support its marketing strategy by driving its product innovations, which are brought to the market on a regular basis. The Group utilises quality standards, processes and procedures covering the entire end-to-end value chain to help to ensure quality products are provided to its customers and adult tobacco consumers according to the Group’s requirements and End Market regulatory requirements. In 2024, the Group manufactured cigarettes in 37 cigarette factories in 35 countries. These plants and properties are owned or leased and operated by the Group’s subsidiaries. The Group’s factory outputs and establishments vary significantly in size and production capacity. In line with our corporate commitment to fight climate change, our factories have decarbonisation, water usage and waste optimisation programmes. Also in 2024, the Group used third-party manufacturers to manufacture the components required, including the devices, related to New Categories. The Group also used third-party manufacturers to supplement the Group’s own production facilities in the U.S. and Poland to bottle the liquids used in Vapour products. Further, in 2024, the Group’s manufacturing facilities in Poland and Sweden (included in the above analysis) also undertook research and development activities, but were not distinct sites from the manufacturing activities. As such, they were not recorded in the research and development facilities to avoid the risk of double counting. For more information on property, plant and equipment, see note 13 in the Notes on the Accounts. Raw Materials While the Group does not own tobacco farms or directly employ farmers, it sources tobacco leaf directly from circa 91,000 contracted farmers and third-party suppliers, primarily in emerging markets. We are committed to enhancing the sustainability and viability of our contracted farmers by focusing on improving quality, distributing more resistant hybrid seeds and implementing tailored mechanisation to reduce costs of production and increased yield. We hold our third-party suppliers to similar expectations regarding their farmer contracts. We review our contracts on an annual basis, taking into account Group requirements over the medium term (2-3 years) to ensure stability of demand and supply on production volumes. Our third-party suppliers also conduct annual reviews. The Group also purchases a small amount of tobacco leaf from India via our associate ITC Ltd, where the tobacco is bought over an auction floor. ITC maintains full traceability and monitors farmers to ensure the sustainable provenance of the tobacco procured via the auction floor. Like any global agricultural commodity, the international price of tobacco fluctuates yearly. This is influenced by various factors including changes in production costs such as labour and agricultural inputs, local inflationary pressures, economic and political conditions, as well as climatic conditions that affect the supply, demand and quality of grown tobacco. The Group believes there is an adequate supply of tobacco leaf in the world markets to satisfy its current and anticipated production requirements. We also source a number of other materials required as part of our production requirements, covering areas that include wrapping materials and filters for our combustibles business and liquids and batteries for our New Categories products. We work closely with our suppliers to ensure a robust supply chain, with contingency sourcing in place. Contracts and sourcing agreements are reviewed regularly, to ensure competitive trading terms while recognising that prices may be impacted by external factors that affect our third-party supply partners. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Property, Plant and Equipment 443

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Additional Disclosures

U.S. Corporate Governance Practices
Principles
In the U.S., ADSs of the Company are listed on the New York Stock Exchange (NYSE). The significant differences between the Company’s corporate governance practices as a UK company and those required by NYSE listing standards for U.S. companies are discussed below.
The Company has applied a set of board governance principles, which reflect the UK Corporate Governance Code 2018 (the 2018 Code) and its principles-based approach to corporate governance. NYSE rules require U.S. companies to adopt and disclose on their websites corporate governance guidelines. The Company complies with UK requirements, including a statement in this report of how the Company has applied the principles of the Code and that the Company has complied with the provisions of the Code.
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
Each Board Committee has its own terms of reference, which prescribe the composition, main tasks and requirements of each of the Committees (see the Board Committee reports on pages 189, 194 and 205).
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
One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board has determined that Darrell Thomas and Holly Keller Koeppel possess such expertise and also possess the financial and audit committee experience set forth in both the UK Code and SEC rules (see the Audit Committee report on page 194). Darrell Thomas and Holly Keller Koeppel have also each been designated as an Audit Committee financial expert as defined in Item 16.A. of Form 20-F. The Board has also determined that each Audit Committee member meets the financial literacy requirements applicable under NYSE listing standards.
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
Codes of Business Conduct and Ethics
The NYSE rules require U.S. companies to adopt and disclose a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Group Standards of Business Conduct (the SoBC) described on pages 118 and 119 apply to all employees in the Group, including senior Management and the Board, and satisfy the NYSE requirements. All Group companies have adopted the SoBC (or localised versions). The SoBC also set out the Group’s whistleblowing policy, enabling employees, in confidence and anonymously, to raise concerns without fear of reprisal, including concerns regarding questionable accounting or auditing matters. The SoBC is available at bat.com/sobc.
The Company has also adopted a code of ethics for its Chief Executive, Chief Financial Officer, Group Financial Controller and Group Chief Accountant as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. No waivers or exceptions to the Code of Ethics were granted in 2024. The Code of Ethics includes requirements in relation to confidentiality, conflicts of interest and corporate opportunities, and obligations for those senior financial officers to act with honesty and integrity in the performance of their duties and to promote full, fair, accurate, timely and understandable disclosures in all reports and other documents submitted to the SEC, the UK Financial Conduct Authority, and any other regulatory agency.
The Company considers that these codes and policies address the matters specified in the NYSE rules for U.S. companies.
Code for Share Dealing
The British American Tobacco Code for Share Dealing (the BAT Code) governs the purchase, sale, and other dispositions of BAT's securities by Directors, employees (including senior management), contractors, and consultants of the Group.
The BAT Code is reasonably designed to promote compliance with the UK's Market Abuse Regulation and other applicable insider trading laws, rules and regulations, and any listing standards applicable to the Group. The BAT Code is filed as Exhibit 11.2 to this Annual Report and Form 20-F.
Independent Director Contact
Interested parties may communicate directly with the independent Directors, individually or as a group, by sending written correspondence addressed to the independent Director(s) to the attention of the Company Secretary at the following address: c/o Caroline Ferland, Company Secretary, British American Tobacco p.l.c., Globe House, 4 Temple Place, London WC2R 2PG.

Evaluation of Disclosure Controls and Procedures Disclosure controls and procedures The Group maintains ‘disclosure controls and procedures’ (as such term is defined in Exchange Act Rule 13a-15(e)), that are designed to ensure that information required to be disclosed in reports the Group files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to Management, including the Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our Management, including the Chief Executive and Chief Financial Officer, recognise that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected. The Group’s disclosure controls and procedures have been designed to meet, and Management believes that they meet, reasonable assurance standards. Management, with the participation of the Chief Executive and Chief Financial Officer, has evaluated the effectiveness of the Group disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive and Chief Financial Officer have concluded that the Group disclosure controls and procedures were effective at a reasonable assurance level. Management’s report on internal control over financial reporting Management, under the oversight of the Chief Executive and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting consists of processes which are designed to: provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group’s financial statements for external reporting purposes in accordance with IFRS as issued by the IASB and UK-adopted international accounting standards; provide reasonable assurance that receipts and expenditure are made only in accordance with the authorisation of Management; and provide reasonable assurance regarding the prevention or timely detection of any unauthorised acquisition, use or disposal of assets that could have a material effect on the consolidated financial statements. As required by Section 404 of the Sarbanes-Oxley Act of 2002, Management has assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) based on the updated Internal Control‑Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) (2013). Based on that assessment, Management has determined that the Group’s internal control over financial reporting was effective as at 31 December 2024. Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. &raquo;KPMG LLP, an independent registered public accounting firm, who also audit the Group’s consolidated financial statements, has audited the effectiveness of the Group’s internal control over financial reporting as at 31 December 2024, which is included in this document.&raquo; Changes in internal control over financial reporting During the period covered by this report, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting. Statements Regarding Competitive Position Statements referring to the competitive position of BAT and its subsidiaries are based on the Group’s belief and best estimates. In certain cases, such statements and figures rely on a range of sources, including investment analyst reports, independent market surveys, and the Group’s own internal assessments of market share. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Controls and Procedures 445

This Other Information section of the Company's Annual Report and Form 20-F, which includes Additional Disclosures and Shareholder Information, forms part of, and includes certain disclosures which are required by law to be included in, the Directors’ Report. Strategic Report Disclosures Section 414C(11) of the Companies Act 2006 allows the Board to include in the Strategic Report information that it considers to be of strategic importance that would otherwise need to be disclosed in the Directors’ Report. The Board has chosen to take advantage of this provision and accordingly, the information set out below, which would otherwise be required to be contained in the Directors’ Report, has been included in the Strategic Report. Information required in the Directors’ Report Section in the Strategic Report Information on dividends Financial Performance Summary Certain risk information about the use of financial instruments Treasury and Cash Flow An indication of likely future developments in the business of the Group Strategic Pillar Overview Our Markets and Megatrends An indication of the activities of the Group in the field of research and development Tobacco Harm Reduction Beyond Nicotine Omni™ A statement describing the Group’s policy regarding the hiring, continuing employment and training, career development and promotion of disabled persons Employee Communities Details of employee engagement: information, consultation, regard to employee interests, share scheme participation and the achievement of a common awareness of the financial and economic factors affecting the performance of the Group Engaging with our Stakeholders Employee Communities Details of business relationships: Directors’ regard to business relationships with customers, suppliers and other external stakeholders Engaging with Our Stakeholders Board Engagement with Stakeholders Disclosures concerning greenhouse gas emissions and energy consumption TCFD Reporting Shareholder Information Disclosures Information required in the Directors’ Report Section in Other Information Change of control provisions Material contracts Information on dividends Dividends Share capital – structure and voting rights; restrictions on transfers of shares Articles of Association Directors – appointment and retirement Articles of Association Amendment of Articles of Association Articles of Association Branch outside of the UK - Representative Office in South Africa Inside page of the back cover Major shareholders Share Capital and Security Ownership Directors – share issuance and buy-back powers Share Capital and Security Ownership Purchases of Shares UK Listing Rules (UKLRs) Disclosures For the purpose of UKLR 6.6.4R the applicable information required to be disclosed by UKLR 6.6.1R Section in Other Information Section (11) – shareholder waivers of dividends Group Employee Trust Section (12) – shareholder waivers of future dividends Group Employee Trust Directors: Interests and Indemnities Interests – details of Directors’ remuneration and emoluments, and their interests in the Company’s shares (including share options and deferred shares) as at 31 December 2024 are given in the Remuneration Report; and – no Director had any material interest in a contract of significance (other than a service contract) with the Company or any subsidiary company during the year. Insurance – appropriate cover provided in the event of legal action against the Company’s Directors. Indemnities – provision of indemnities to Directors in accordance with the Company’s Articles of Association and to the maximum extent permitted by law; and – as at the date of this report, such indemnities are in force covering any costs, charges, expenses or liabilities that they may incur in or about the execution of their duties to the Company or to any entity which is an associated company (as defined in Section 256 of the Companies Act 2006), or as a result of duties performed by them on behalf of the Company or any such associated company. Directors’ Report Approval and Signature The Directors’ Report comprises the information on pages 164 to 204 and pages 389 to 463. The Directors’ Report was approved by the Board of Directors on 12 February 2025 and signed on its behalf by Caroline Ferland, Company Secretary. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Directors’ Report Information 446

This document contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. In particular, these forward-looking statements include, among other statements, statements regarding the Group’s future financial performance, planned product launches and future regulatory developments, as well as: (i) certain statements in the Overview section (pages 2 to 23), including the Chair’s Introduction and Chief Executive’s Review; (ii) certain statements in the Strategy section (pages 11-25), including the Our Strategic Navigator section, Our Business Model section, Engaging with Our Stakeholders section, Chief Financial Officer's Overview and Our Markets and Megatrends section; (iii) certain statements in the Quality Growth section (pages 26 to 37), including the Strategic Pillar overview; (iv) certain statements in the Dynamic Business section (pages 38 to 59), including certain statements in the Strategic Pillar Overview section, the Financial Performance Summary, the Treasury and Cash Flow section and the going concern discussions in the Other Financial Information section; (v) certain statements in the Sustainable Future section (pages 60 to 163), including the Our Sustainability Strategy section, Double Materiality Assessment section, Tobacco Harm Reduction section, Climate section, Nature section, Circularity section, Communities section, TCFD reporting and TNFD reporting section; (vi) certain statements in the Notes on Accounts (pages 269 to 370), including the Group's ability to navigate regulatory change on page 297 and estimates and assumptions in connection with the Proposed Plans under the CCAA on page 328; and (vii) certain statements in the Other Information section (pages 389 to 467), including the Additional Disclosures and Shareholder Information sections. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this document are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of Supply chain disruptions; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; direct and indirect adverse impacts associated with Climate Change; direct and indirect adverse impacts associated with the move towards a Circular Economy; and Cyber Security risks caused by the heightened cyber-threat landscape and increased digital interactions with consumers, and changes to regulation. Further details on the principal risks that may affect the Group can be found in the Group Principal Risks section of the Strategic Report on pages 155 to 162 of this document. A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register is set out in the Additional Disclosures section under the Group Risk Factors heading on pages 414 to 435. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements. No statement in this document is intended to be a profit forecast and no statement in this document should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Cautionary Statement 447

Main Market – London Stock Exchange (LSE) The primary market for BAT’s ordinary shares is the LSE (Share Code: BATS; ISIN: GB0002875804). BAT’s ordinary shares have been listed on the LSE main market since 8 September 1998 and are a constituent element of the FTSE 100 Index. Secondary Listing – Johannesburg Stock Exchange (JSE Limited), South Africa BAT’s ordinary shares have a secondary listing and are traded in South African rand on the Main Board of the JSE in South Africa (Abbreviated name: BATS; Trading code: BTI). BAT’s ordinary shares have been listed on the JSE since 28 October 2008 and are a constituent element of the JSE Top 40 Index. American Depositary Shares (ADSs) – New York Stock Exchange (NYSE) BAT ordinary shares trade in the form of BAT ADSs in the U.S. under the symbol BTI (CUSIP Number: 110448107). The BAT ADSs have been listed on the NYSE since 25 July 2017 as a Sponsored Level III ADS programme for which Citibank, N.A. is the depositary (the ‘Depositary’) and transfer agent. Each ADS represents one ordinary share. ADSs are evidenced by American Depositary Receipts (ADRs). Share Prices The high and low prices at which the Company’s ordinary shares and ADSs are recorded as having traded during the year on each of the LSE, JSE and NYSE are as follows: High Low LSE £30.10 £22.67 JSE R695.60 R536.25 NYSE US$39.36 US$28.38 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Shareholder Information 448

Policy The Group’s policy is to pay dividends of 65% of long-term sustainable earnings, calculated with reference to adjusted diluted earnings per share, as defined on page 405, and reconciled from earnings per share in note 11 in the Notes on the Accounts. Please see page 54 of this Annual Report and Form 20-F 2024 for further discussion on the Group’s dividend. Currencies and Exchange Rates Details of foreign exchange rates are set out in the Financial Review section of the Strategic Report on page 58 of this Annual Report and Form 20-F 2024. There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares other than restrictions applicable to certain countries and persons subject to UK economic sanctions. American Depositary Shares – Dividends The following table shows the dividends paid by British American Tobacco p.l.c. in the years ended 31 December 2024 to 31 December 2022 inclusive. Announcement Year Payment Dividend Period Dividend Per BAT Ordinary Share GBP Dividend Per BAT ADS ADS ratio 1:1 US$1 2024 May Quarterly Interim 2024 0.5888 0.734851 August Quarterly Interim 2024 0.5888 0.753752 November Quarterly Interim 2024 0.5888 0.762702 February 2025 Quarterly Interim 2024 0.5888 0.730435 Total 2.3552 2.981740 2023 May Quarterly Interim 2023 0.5772 0.723866 August Quarterly Interim 2023 0.5772 0.734400 November Quarterly Interim 2023 0.5772 0.713880 February 2024 Quarterly Interim 2023 0.5772 0.7318030 Total 2.3088 2.903949 2022 May Quarterly Interim 2022 0.5445 0.680434 August Quarterly Interim 2022 0.5445 0.655523 November Quarterly Interim 2022 0.5445 0.635540 February 2023 Quarterly Interim 2022 0.5445 0.669190 Total 2.1780 2.640687 Note: 1. Holders of BAT ADSs: dividends are receivable in US$ based on the £/US$ exchange rate on the applicable ADS payment date, being three business days after the payment date for the BAT ordinary shares. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Dividends 449

Quarterly Dividends for the Year Ended 31 December 2024 The Group pays quarterly dividends. The Board has declared an interim dividend of 240.24p per ordinary share of 25p which is payable in four equal quarterly instalments of 60.06p per ordinary share in May 2025, August 2025, November 2025 and February 2026. This represents an increase of 2.0% on 2023 (2023: 235.52p per share), and a payout ratio, on 2024 adjusted diluted earnings per share, of 66.3%. The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates set out under the heading ‘Key dates’ below. Holders of American Depositary Shares (ADSs) For holders of ADSs listed on the NYSE, the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US$ will be calculated based on the exchange rate on the applicable payment date. South Africa branch register In accordance with the JSE Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information. The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom. Key dates In compliance with the requirements of the LSE, the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following are the salient dates for the quarterly dividend payments. All dates are 2025 unless otherwise stated. Event Payment No. 1 Payment No. 2 Payment No. 3 Payment No. 4 Preliminary announcement (includes declaration data required for LSE and JSE purposes) 13 February Publication of finalisation information (JSE) 17 March 17 June 22 September 15 December No removal requests permitted (in either direction) between the UK main register and the South Africa branch register 17 March– 28 March 17 June– 27 June 22 September– 3 October 15 December– 30 December Last Day to Trade (LDT) cum-dividend (JSE) 25 March 24 June 30 September 23 December Shares commence trading ex-dividend (JSE) 26 March 25 June 1 October 24 December No transfers permitted between the UK main register and the South Africa branch register 26 March– 28 March 25 June– 27 June 1 October– 3 October 24 December– 30 December No shares may be dematerialised or rematerialised on the South Africa branch register 26 March– 28 March 25 June– 27 June 1 October– 3 October 24 December– 30 December Shares commence trading ex-dividend (LSE) 27 March 26 June 2 October 29 December Shares commence trading ex-dividend (NYSE) 28 March 27 June 3 October 30 December Record date (JSE, LSE and NYSE) 28 March 27 June 3 October 30 December Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE) 11 April 11 July 17 October 14 January 2026 Payment date (LSE and JSE) 7 May 1 August 7 November 4 February 2026 ADS payment date (NYSE) 12 May 6 August 13 November 9 February 2026 BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Additional Disclosures Dividends Continued 450

The following discussion summarises material U.S. federal income tax consequences and UK taxation consequences to U.S. holders of owning and disposing of ordinary shares or ADSs, this information is accurate as at 4 February 2025. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the U.S. Internal Revenue Code of 1986 (the ‘U.S. Tax Code’), the Treasury regulations promulgated under the U.S. Tax Code and court and administrative rulings and decisions, all as in effect on the date hereof. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion addresses only those U.S. holders of ordinary shares or ADSs who hold such equity interests as capital assets within the meaning of Section 1221 of the U.S. Tax Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the U.S. federal income tax laws, including, without limitation: – a bank or other financial institution; – a tax-exempt organisation; – an S corporation or other pass-through entity and an investor therein; – an insurance company; – a mutual fund; – a regulated investment company or real estate investment trust; – a dealer or broker in stocks and securities, or currencies; – a trader in securities that elects mark-to-market treatment; – a U.S. holder subject to the alternative minimum tax provisions of the U.S. Tax Code; – a U.S. holder that received ordinary shares or ADSs through the exercise of an employee stock option, pursuant to a tax qualified retirement plan or otherwise as compensation; – a U.S. holder that is a tax-qualified retirement plan or a participant or a beneficiary under such a plan; – a person that is not a U.S. holder (as defined below); – a person that has a functional currency other than the US dollar; – a person required to recognise any item of gross income as a result of such income being recognised on an applicable financial statement; – a U.S. holder of ordinary shares or ADSs that holds such equity interest as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; – a U.S. holder that owns (directly, indirectly or constructively) 10% or more of ordinary shares or ADSs by vote or by value; or – a U.S. expatriate. The determination of the actual tax consequences to a U.S. holder will depend on the U.S. holder’s specific situation. U.S. holders of ordinary shares or ADSs should consult their own tax advisers as to the tax consequences of owning and disposing of ordinary shares or ADSs, in each case, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws. For purposes of this discussion, the term U.S. holder means a beneficial owner of ordinary shares or ADSs (as the case may be) that: – is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any state thereof or the District of Columbia; (iii) a trust if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorised to control all substantial decisions of the trust or it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source; and – is not resident in the UK for UK tax purposes. The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares or ADSs generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding any such equity interest should consult their own tax advisers. Material U.S. Federal Income Tax Consequences Relating to the Ownership and Disposition of Ordinary Shares or ADSs The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition by U.S. holders of ordinary shares or ADSs. This discussion assumes that BAT is not, and will not become, a passive foreign investment company for U.S. federal income tax purposes, as described below. ADSs A U.S. holder of ADSs, for U.S. federal income tax purposes, generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for or from ADSs will not be subject to U.S. federal income tax. Taxation of Dividends The gross amount of distributions on the ordinary shares or ADSs will be taxable as dividends to the extent paid out of BAT’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. holder’s gross income as ordinary income on the day actually or constructively received by the U.S. holder. Such dividends will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporations under the U.S. Tax Code. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Shareholder Information Shareholder Taxation Information 451

With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the Treasury determines to be satisfactory for these purposes and that includes an exchange of information provision. The Treasury has determined that the treaty between the United States and the United Kingdom meets these requirements, and BAT believes that it is eligible for the benefits of the treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as ‘investment income’ pursuant to Section 163(d)(4) of the U.S. Tax Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisers regarding the application of these rules to their particular circumstances. The amount of any dividend paid by BAT in sterling (including any such amount in respect of ADSs that is converted into US dollars by the depositary bank) will equal the US dollar value of the sterling actually or constructively received, calculated by reference to the exchange rate in effect on the date the dividend is so received by the U.S. holder, regardless of whether the sterling are converted into US dollars. If the sterling received as a dividend are converted into US dollars on the date received, the U.S. holder generally will not be required to recognise foreign currency exchange gain or loss in respect of the dividend income. If the sterling received as a dividend are not converted into US dollars on the date of receipt, the U.S. holder will have a basis in sterling equal to their US dollar value on the date of receipt. Any gain or loss realised on a subsequent conversion or other disposition of sterling will be treated as U.S. source ordinary income or loss. U.S. holders of ADSs should consult their own tax advisers regarding the application of these rules to the amount of any dividend paid by BAT in sterling that is converted into US dollars by the depositary bank. To the extent that the amount of any distribution exceeds BAT’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the U.S. holder’s adjusted basis of the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. holder’s tax basis, the excess will be taxed as capital gain recognised on a sale or exchange, as described below. BAT does not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, notwithstanding the foregoing, U.S. holders should expect that distributions generally will be reported as dividend income for U.S. information reporting purposes. Distributions by BAT of additional ordinary shares (which may be distributed by the depositary bank to a holder of ADSs in the form of ADSs) to a U.S. holder that is made as part of a pro rata distribution to all holders of ordinary shares and ADSs in respect of their ordinary shares or ADSs, and for which there is no option to receive other property (not including ADSs), generally will not be subject to U.S. federal income tax. The basis of any new ordinary shares (or ADSs representing new ordinary shares) so received will be determined by allocating the U.S. holder’s basis in the previously held ordinary shares or ADSs between the previously held ordinary shares or ADSs and the new ordinary shares or ADSs, based on their relative fair market values on the date of distribution. Passive foreign investment company A passive foreign investment company (“PFIC”) is any foreign corporation if, after the application of certain ‘look-through’ rules: (1) at least 75% of its gross income is ‘passive income’ as that term is defined in the relevant provisions of the U.S. Tax Code; or (2) at least 50% of the average value of its assets produce ‘passive income’ or are held for the production of ‘passive income.’ The determination as to PFIC status is made annually. BAT does not believe that it is, for U.S. federal income tax purposes, a PFIC, and BAT expects to operate in such a manner so as not to become a PFIC. If, however, BAT is or becomes a PFIC, U.S. holders could be subject to additional U.S. federal income taxes on gain recognised with respect to the ordinary shares or ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from BAT if it is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. BAT’s U.S. counsel expresses no opinion with respect to BAT’s PFIC status. Taxation of capital gains Upon a sale, exchange or other taxable disposition of ordinary shares or ADSs, a U.S. holder will generally recognise capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the U.S. holder’s adjusted tax basis in the ordinary shares or ADSs as determined in US dollars. Such gain or loss generally will be U.S. source gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Certain non-corporate U.S. holders may be eligible for preferential rates of U.S. federal income tax in respect of net long-term capital gains. The deductibility of capital losses is subject to limitations. The amount realised on a sale, exchange or other taxable disposition of ordinary shares for an amount in foreign currency will be the US dollar value of that amount on the date of sale or disposition. On the settlement date, the U.S. holder will recognise U.S. source foreign currency exchange gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale, exchange or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash- basis U.S. holder (or an accrual-basis U.S. holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no foreign currency exchange gain or loss will be recognised at that time. A U.S. holder’s tax basis in ordinary shares or ADSs will generally equal the US dollar cost of the ordinary shares or ADSs. The US dollar cost of ordinary shares purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase in the case of ordinary shares traded on an established securities market that are purchased by a cash-basis U.S. holder (or an accrual-basis U.S. holder that so elects). BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Shareholder Information Shareholder Taxation Information Continued 452

Information with respect to foreign financial assets Individuals and certain entities that own ‘specified foreign financial assets’ with an aggregate value in excess of US$50,000 are generally required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on the individual’s circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (1) stocks and securities issued by non-U.S. persons; (2) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (3) interests in non‑U.S. entities. If a U.S. holder is subject to this information reporting regime, the failure to file information reports may subject the U.S. holder to penalties. U.S. holders are urged to consult their own tax advisers regarding their obligations to file information reports with respect to ordinary shares or ADSs. Medicare net investment tax Certain persons who are individuals (other than non-resident aliens), estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) their ‘net investment income’ (in the case of individuals) or ‘undistributed net investment income’ (in the case of estates and trusts) (which includes dividend income in respect of, and gain recognised on the disposition of, ordinary shares or ADSs) for the relevant taxable year; and (2) the excess of their modified adjusted gross income (in the case of individuals) or adjusted gross income (in the case of estates and trusts) for the taxable year over specified dollar amounts. U.S. holders are urged to consult their tax advisers regarding the applicability of this provision to their ownership of ordinary shares or ADSs. Credits or deductions for UK taxes As indicated under ‘Material UK tax consequences’ below, dividends in respect of, and gains on the disposition of, ordinary shares or ADSs may be subject to UK taxation in certain circumstances. A U.S. holder may be eligible to claim a credit or deduction in respect of UK taxes attributable to such income or gain for purposes of computing the U.S. holder’s U.S. federal income tax liability, subject to certain limitations. The U.S. foreign tax credit rules are complex, and U.S. holders should consult their own tax advisers regarding the availability of U.S. foreign tax credits and the application of the U.S. foreign tax credit rules to their particular situation. Information reporting and backup withholding Information reporting and backup withholding may apply to dividend payments and proceeds from the sale, exchange or other taxable disposition of ordinary shares or ADSs. Backup withholding will not apply, however, to a U.S. holder that: (1) furnishes a correct taxpayer identification number (TIN), certifies that such holder is not subject to backup withholding on Internal Revenue Service Form W-9 (or appropriate successor form) and otherwise complies with all applicable requirements of the backup withholding rules; or (2) provides proof that such holder is otherwise exempt from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, provided that such holder furnishes the required information to the Internal Revenue Service in a timely manner. The Internal Revenue Service may impose a penalty upon any taxpayer that fails to provide the correct TIN. This summary of material U.S. federal income tax consequences is not tax advice. The determination of the actual tax consequences for a U.S. holder will depend on the U.S. holder’s specific situation. U.S. holders of ordinary shares or ADSs, in each case, should consult their own tax advisers as to the tax consequences of owning and disposing of ordinary shares or ADSs, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 453

Material UK Tax Consequences The following paragraphs summarise material aspects of the UK tax treatment of U.S. holders of ordinary shares or ADSs and do not purport to be either a complete analysis of all tax considerations relating to holding ordinary shares or ADSs or an analysis of the tax position of BAT. They are based on current UK legislation and what is understood to be current HMRC practice, both of which are subject to change, possibly with retrospective effect. The comments are intended as a general guide and (otherwise than where expressly stated to the contrary) apply only to U.S. holders of ordinary shares or ADSs (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of such shares. These comments do not deal with certain types of shareholders such as charities, dealers in securities, persons holding or acquiring shares in the course of a trade, persons who have or could be treated for tax purposes as having acquired their ordinary shares or ADSs by reason of their employment, collective investment schemes, persons subject to UK tax on the remittance basis and insurance companies. You are encouraged to consult an appropriate independent professional tax adviser with respect to your tax position. Tax on chargeable gains as a result of disposals of ordinary shares or ADSs Subject to the below, U.S. holders will not generally be subject to UK tax on chargeable gains on a disposal of ordinary shares or ADSs provided that they do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in connection with which the ordinary shares or ADSs are held. A U.S. holder who is an individual, who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ordinary shares or ADSs during that period may be liable for UK tax on capital gains (in the absence of any available exemptions or reliefs). If applicable, the tax charge will arise in the tax year that the individual returns to the United Kingdom. Tax on dividends BAT is not required to withhold UK tax at source from dividends paid on ordinary shares or ADSs. U.S. holders will not generally be subject to UK tax on dividends received from BAT provided that they do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in connection with which the ordinary shares or ADSs are held. Stamp duty and stamp duty reserve tax (SDRT) Based on current published HMRC practice and recent case law, transfers of ADSs should not be subject to SDRT or stamp duty. The transfer of an underlying ordinary share to the ADS holder in exchange for the cancellation of an ADS should also not give rise to a stamp duty or SDRT charge. Transfers of ordinary shares outside of the depositary bank, including the repurchase of ordinary shares by BAT, will generally be subject to stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration given, except as described above in connection with the cancellation of an ADS. If ordinary shares are redeposited into a clearance service or depositary system, the redeposit will attract stamp duty or SDRT at the higher rate of 1.5%. The purchaser or the transferee of the ordinary shares or ADSs will generally be responsible for paying any stamp duty or SDRT payable. Where stamp duty or SDRT is payable, it is payable regardless of the residence position of the purchaser. Inheritance tax A gift or settlement of ordinary shares or ADSs by, or on the death of, an individual shareholder may give rise to a liability to UK inheritance tax even if the shareholder is not a resident of, or domiciled in, the United Kingdom. A charge to inheritance tax may arise in certain circumstances where ordinary shares or ADSs are held by close companies and trustees of settlements. However, pursuant to the Estate and Gift Tax Treaty 1980 (the “Treaty”) entered into between the United Kingdom and the United States, a gift or settlement of ordinary shares or ADSs by shareholders who are domiciled in the United States for the purposes of the Treaty may be exempt from any liability to UK inheritance tax. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Shareholder Information Shareholder Taxation Information Continued 454

Share Capital Ordinary shares of 25p each 31 December 2024 Issued ordinary shares (excluding treasury shares) 2,209,559,098 Treasury shares 133,266,206 Total allotted and fully paid ordinary shares 2,342,825,304 Aggregated nominal value £m 585.71 Note: 1. Includes treasury shares and shares owned by employee share trusts. Authority to allot shares At the 2024 AGM, authority was given to the Directors to allot relevant securities up to an amount representing one-third of the Company’s issued ordinary share capital (excluding treasury shares) as at 5 March 2024, for the period until the next AGM in 2025. The renewal of this authority is put forward to shareholders annually at the AGM. There are no present plans to allot new shares, other in relation to employee share plans. However, the Directors consider it appropriate to maintain the flexibility that this authority provides. Analyses of Shareholders Ordinary Shares At 31 December 2024, there was a total of 2,342,825,304 ordinary shares in issue held by 90,635 shareholders. The breakdown of these shareholdings is as follows: (a) by listing as at 31 December 2024: Register Total number of shares Number of holders % of issued share capital UK 2,119,448,657 30,139 90.47 South Africa 223,376,647 60,496 9.53 Total 2,342,825,304 90,635 100.00 (b) by size of shareholding as at 31 December 2024: UK Register Number of holders % of UK ordinary share capital 1-1,999 26,024 0.50 2,000-9,999 2,948 0.53 10,000-199,999 823 1.94 200,000-499,999 121 1.89 500,000 and over 222 88.85 Treasury shares (UK) 1 6.29 Total 30,139 100 South Africa Register Number of holders % of SA ordinary share capital 1-1,999 55,842 6.25 2,000-9,999 3,196 5.86 10,000-199,999 1,337 22.54 200,000-499,999 75 10.78 500,000 and over 46 54.56 Total 60,496 100 Combined registers Number of holders % of issued ordinary share capital 1-1,999 81,866 1.05 2,000-9,999 6,144 1.04 10,000-199,999 2,160 3.90 200,000-499,999 196 2.74 500,000 and over 268 85.59 Treasury shares (UK) 1 5.69 Total 90,635 100 American Depositary Shares (ADSs) At 31 December 2024, there was a total of 354,965,781 ADSs outstanding held by 7,798 registered holders. The ADS register is set out according to the size of shareholding as at 31 December 2024 as follows: Number of holders % of total ADSs 1-1,999 7,644 0.39 2,000-9,999 137 0.13 10,000-199,999 15 0.08 200,000-499,999 1 0.06 500,000 and over1 1 99.34 Total 7,798 100.00 Note: 1. One registered holder of ADSs represents 653,335 underlying shareholders. Security Ownership of Ordinary Shares As at 5 February 2025 there were 30,060 record holders of ordinary shares listed on the LSE (including Citibank as the depositary bank for the ADSs) and 2,124,271,857 of such ordinary shares outstanding. As at that date, to BAT’s knowledge, 299 record holders, representing 0% of the ordinary shares listed on the LSE, had a registered address in the U.S.. As at 5 February 2025, there were 1,133 record holders of ordinary shares listed on the JSE (including PLC Nominees (Proprietary) Limited as the nominee for the dematerialised ordinary shares listed on the JSE) and 215,634,586 of such ordinary shares outstanding. As at such date, to BAT’s knowledge, 61 record holders, representing 0% of the ordinary shares listed on the JSE had a registered address in the U.S.. As at 5 February 2025, based on information received from Citibank, there were 7,764 record holders of ADSs and 354,963,076 ADSs outstanding. As at that date, based on information received from Citibank, 7,704 record holders, representing 99.99% of ADSs representing ordinary shares, had a registered address in the U.S.. Security Ownership – Major Shareholders All shares held by the significant shareholders represent the Company's ordinary shares. These significant shareholders have no special voting rights compared with other holders of the Company's ordinary shares. At 31 December 2024, the following substantial interests (3% or more) in the Company’s ordinary share capital (voting securities) had been notified to the Company in accordance with Section 5.1.2 of the Disclosure Guidance and Transparency Rules (DTRs). Additional changes to substantial interests notified to the Company post-31 December 2024 are set out in Notes 3 and 5 below. Name Number of ordinary shares % of issued share capital1 The Capital Group Companies, Inc.2, 3 310,426,805 14.05 Spring Mountain Investments Ltd.4 231,975,495 10.50 BlackRock, Inc 132,891,526 6.01 Notes: 1. The percentage of issued share capital as at 31 December 2024, excluding treasury shares. 2. Includes 48,571,281 ordinary shares represented by ADRs. 3. On 15 January 2025, the Capital Group Companies, Inc. notified the Company that, on 14 January 2025, its interest in the Company’s ordinary share capital had increased to a total of 332,948,937 voting rights, representing 15.08% of the Company’s issued share capital (excluding treasury shares) as at that date; and on 7 February 2025 that, on 6 February 2025, its interest in the Company’s share capital had increased to a total of 355,299,930 voting rights, representing 16.10% of the Company’s issued share capital (excluding treasury shares) at that date. 4. Includes 5,902,088 ordinary shares represented by ADRs. 5. On 31 January 2025, Standard Bank Group Limited notified the Company that, on 29 January 2025, its interest in the Company’s ordinary share capital had increased to a total of 74,103,515 voting rights, representing 3.35% of the Company’s issued share capital (excluding treasury shares) as at that date. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Share Capital and Security Ownership 455

Additional Significant Shareholding Disclosure The Company is aware of the following interests from filings by shareholders made under the U.S. Securities Exchange Act of 1934 as at the date of this report: Holder Schedule 13G Filing Date1 Date of holding Ordinary shares held Percentage of ordinary share capital held2 Portfolio Services Ltd3 26 January 2024 31 December 2023 234,328,476 10.5% 8 December 2023 7 December 2023 225,064,318 10.1% 10 February 2023 31 December 2022 198,285,158 8.9% 10 February 2022 31 December 2021 187,023,731 8.2 % BlackRock, Inc. 22 October 2024 30 September 2024 147,648,482 6.7% 6 February 2024 31 December 2023 173,760,660 7.8% 31 January 2023 31 December 2022 172,502,866 7.7% 3 February 2022 31 December 2021 184,921,039 8.1 % Capital International Investors, a division of Capital Research and Management Company4 7 February 2024 29 December 2023 120,859,227 5.4% 13 February 2023 30 December 2022 115,107,720 5.1% 11 February 2022 31 December 2021 110,680,543 4.8 % Capital Research Global Investors, a division of Capital Research and Management Company4 7 February 2024 29 December 2023 134,227,673 6.0% 13 February 2023 30 December 2022 126,794,516 5.7 % Notes: 1. In addition to the Schedule 13G filings made with the SEC, in accordance with the DTRs, shareholders must notify the Company if their shareholding reaches, exceeds or falls below 3% of total voting rights and each 1% threshold thereafter. The notifications received by the Company during the past three years to the best of the Company’s knowledge are set out in the notes below. Standard Bank Group Limited notified the Company on 31 January 2025 that on 29 January 2025 it had a direct interest in 74,103,515 ordinary shares, representing 3.35% of the total voting rights at that date. 2. The percentage of issued share capital held is with reference to the number of ordinary shares held by the holder as at the date of the event triggering the relevant Schedule 13G filing. The percentage of the Company's issue share capital shown excludes treasury shares. 3. Kenneth B. Dart is beneficial owner of all outstanding shares of Portfolio Services Ltd and Spring Mountain Investments Ltd. Spring Mountain Investments Ltd notified the Company on: – 18 May 2023 that on 16 May 2023 it had a direct interest in 201,404,985 ordinary shares, representing 9.00% of the total voting rights at that date; – 8 December 2023 that on 7 December 2023 it had a direct interest in 224,329,318 ordinary shares representing 10.03% of the total voting rights at that date; and – 18 December 2023 that on 15 December 2023 it had a direct interest in 231,975,495 ordinary shares representing 10.37% of the total voting rights at that date. 4. The notifications regarding the holdings by The Capital Group Companies, Inc., listed below, indicate that Capital Research and Management Company is part of a chain of controlled undertakings with The Capital Group Companies, Inc.. The Capital Group Companies, Inc. notified the Company on: – 25 January 2022 that on 24 January 2022 it had: an indirect interest in ordinary shares of 249,908,259; and financial instruments pursuant to DTR 5.3.1 R (1)(b) which refer to 3,972,871 voting rights, representing 10.89% and 0.17%, respectively, of the total voting rights at that date; – 26 January 2022 that on 25 January 2022 it had: an indirect interest in ordinary shares of 253,762,060; and financial instruments pursuant to DTR 5.3.1 R (1)(b) which refer to 4,365,071 voting rights, representing 11.06% and 0.19%, respectively, of the total voting rights at that date; – 24 February 2022 that on 23 February 2022 it had an indirect interest in 275,311,725 ordinary shares, representing 12.01% of the total voting rights at that date; – 9 June 2022 that on 8 June 2022 it had an indirect interest in 295,342,819 ordinary shares, representing 13.04% of the total voting rights at that date; – 17 June 2022 that on 16 June 2022 it had an indirect interest in 293,149,711 ordinary shares, representing 12.96% of the total voting rights at that date; – 14 July 2022 that on 13 July 2022 it had an indirect interest in 293,899,574 ordinary shares, representing 13.03% of the total voting rights at that date; – 28 July 2022 that on 27 July 2022 it had an indirect interest in 292,880,152 ordinary shares, representing 12.99% of the total voting rights at that date; – 11 August 2022 that on 9 August 2022 it had an indirect interest in 292,841,616 ordinary shares, representing 13.00% of the total voting rights at that date; – 11 May 2023 that on 10 May 2023 it had an indirect interest in 290,195,446 ordinary shares, representing 12.98% of the total voting rights at that date; – 21 June 2024 that on 20 June 2024 it had an indirect interest in 289,142,364 ordinary shares, representing 13.01% of the total voting rights at that date; – 10 July 2024 that on 8 July 2024 it had an indirect interest in ordinary shares of 287,970,670 ordinary; and financial instruments pursuant to DTR 5.3.1 R (1)(b) which refer to 246,755 voting rights, representing 12.96% and 0.01%, respectively, of the total voting rights at that date; – 31 July 2024 that on 30 July 2024 it had an indirect interest in 289,303,974 ordinary shares, representing 13.04% of the total voting rights at that date; – 2 December 2024 that on 29 November 2024 it had an indirect interest in 310,426,805 ordinary shares, representing 14.04% of the total voting rights at that date; – 15 January 2025 that on 14 January 2025 it had an indirect interest in 332,948,937 ordinary shares, representing 15.08% of the total voting rights at that date; and – 7 February 2025 that, on 6 February 2025, it had an indirect interest in 355,299,930 ordinary shares, representing 16.10% of the total voting rights at that date. To the extent known by BAT, BAT is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person, severally or jointly. BAT is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Group. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Shareholder Information Share Capital and Security Ownership Continued 456

The Company is a public limited company incorporated under the name of British American Tobacco p.l.c. and is registered in England and Wales under registered number 3407696. Under the Companies Act 2006 (the “Companies Act”), the Company’s objects are unrestricted. The following descriptions summarise certain provisions of the Company’s current Articles of Association (the “Articles”) (as adopted by special resolution at the AGM on 19 April 2023), applicable English and Welsh law and the Companies Act. This summary is qualified in its entirety by reference to the Companies Act and the Articles. Copies of the Articles are available on bat.com. The Articles may be altered or added to, or completely new articles may be adopted, by a special resolution of the shareholders of the Company, subject to the provisions of the Companies Act. Share capital – structure Ordinary shares – all of the Company’s ordinary shares are fully paid – no further contribution of capital may be required by the Company from the holders of such shares Alteration of share capital – the Company by ordinary resolution may: – consolidate and divide all or any of its shares into shares of a larger nominal amount than its existing shares – divide or sub-divide any of its shares into shares of a smaller nominal amount than its existing shares – determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others Alteration of share capital – the Company, subject to the provisions of the Companies Act, may: – reduce its share capital, its capital redemption reserve and any share premium account in any way – purchase its own shares, including redeemable shares, and may hold such shares as treasury shares or cancel them Dividend rights – shareholders may, by ordinary resolution, declare dividends but not in excess of the amount recommended by the Directors – the Directors may pay interim dividends out of distributable profits – no dividend shall be paid otherwise than out of the profits available for distribution as specified under the provisions of the Companies Act – the Directors may, with the authority of an ordinary resolution of the shareholders, pay scrip dividends or satisfy the payment of a dividend by the distribution of specific assets – unclaimed dividends for a period of 12 years shall be forfeited and cease to be owed by the Company – specific provisions enable the Directors to elect to pay dividends by bank or electronic transfer only Share capital – voting rights Voting at general meetings – at a general meeting which has been convened as a hybrid meeting, on a poll, or otherwise by a show of hands, unless a poll is demanded – on a poll, every shareholder who is present in person or by proxy has one vote for every share held by the shareholder – on a show of hands, every shareholder who is present in person has one vote regardless of the number of shares held by that shareholder – every proxy appointed by a shareholder and present at a general meeting has one vote except that if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way), they have one vote for and one vote against the resolution – a shareholder (or their duly appointed proxy) entitled to more than one vote need not use all their votes or cast all the votes they use in the same way – a poll may be demanded by any of the following: – the Chair of the meeting; – the majority of the Directors present at the meeting; – not less than five shareholders having the right to vote at the meeting; – a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting (excluding any voting rights attached to treasury shares); or – a shareholder or shareholders holding shares which confer a right to vote on the resolution at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any voting rights attached to treasury shares) BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Articles of Association 457

Share capital – voting rights continued Matters transacted at general meetings – ordinary resolutions can include resolutions for the appointment, reappointment and removal of Directors, the receiving of the Annual Report, the declaration of final dividends, the appointment and reappointment of the external auditor, the authority for the Company to purchase its own shares and the grant of authority to allot shares – an ordinary resolution is passed when a simple majority of the votes cast at a meeting at which there is a quorum vote in favour of the resolution – special resolutions can include resolutions amending the Company’s Articles and resolutions relating to certain matters concerning a winding‑up of the Company – a special resolution is passed when not less than three-quarters of the votes cast at a meeting at which there is a quorum vote in favour of the resolution – quorum for a meeting of the Company is a minimum of two shareholders present in person or by proxy or by a duly authorised representative(s) of a corporation which is a shareholder and entitled to vote – voting record date: the Company may specify a time not more than 48 hours before the time of the meeting (excluding any part of a day that is not a working day) by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting – postponement of a meeting: the Directors may postpone the time at which the meeting is held and/or change the place(s) of a meeting any number of times before the meeting is held – form of general meetings: the Directors may decide in relation to any general meeting (including a postponed or adjourned meeting) whether it is to be held as a physical meeting or a hybrid meeting, and may make such arrangements as they may decide in connection with the facilities for participation by electronic means (but may not convene a purely electronic meeting) Share capital – pre-emptive rights and new issues of shares – holders of ordinary shares have no pre-emptive rights under the Articles – the ability of the Directors to cause the Company to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted – under the Companies Act, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s articles of association or given by its shareholders in a general meeting, but which in either event cannot last for more than five years – under the Companies Act, a company may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders Restrictions on transfers of shares – Directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid, provided that such a refusal would not prevent dealings in shares in certificated form which are not fully paid from taking place on an open and proper basis – the Directors may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer:(a) is lodged, duly stamped, and is deposited at the registered office of the Company or such other place as the Directors may appoint and is accompanied by a certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; (b) is in respect of only one class of share; and (c) is in favour of not more than four transferees – for uncertificated shares, transfers shall be registered only in accordance with the terms of the Uncertificated Securities Regulations 2001 so that Directors may refuse to register a transfer which would require shares to be held jointly by more than four persons – if the Directors refuse to register a share transfer, they must give the transferee notice of this refusal as soon as practicable and in any event within two months of the instrument of transfer being lodged with the Company Repurchase of shares – subject to authorisation by shareholder resolution, the Company may purchase its own shares in accordance with the Companies Act – any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of the Company’s issued share capital BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Shareholder Information Articles of Association Continued 458

Directors Appointment and retirement – a Board of Directors of not fewer than five Directors and not subject to any maximum (unless otherwise determined by ordinary resolution of shareholders) – Directors and the Company (by ordinary resolution) may appoint a person who is willing to act as a Director – all Directors must retire from office at each annual general meeting (AGM) and seek re-election, except any Director appointed by the Board after notice of that AGM has been given and before the AGM has been held. All of the Directors of the Company will be subject to re-election at the forthcoming AGM to be held on 16 April 2025 in accordance with the Articles – fees for Non-Executive Directors and the Chair are determined by the Directors but cannot currently exceed in aggregate an annual sum of £2,500,000, unless determined otherwise by ordinary resolution of the shareholders. This is subject to the provision that any Director who holds any other office in the Company (including for this purpose, the office of Chair of the Board), serves on any Committee of the Board, or performs services that the Directors consider go beyond the ordinary duties of a Director may be paid such additional remuneration as the Directors may determine – the remuneration of the Executive Directors is determined by the Remuneration Committee, which comprises independent Non‑Executive Directors Disclosure of interests – the Articles require disclosure, subject to certain limited exceptions, of Directors’ interests in transactions that may result in a conflict of interest, including those which may arise as a result of the Director’s office or employment or persons connected with such Director, and identify procedures to resolve such conflicts of interest Meetings and voting – the quorum for a meeting of Directors is two Directors – the Directors may delegate any of their powers to a person or a committee – the Articles place a general prohibition on a Director voting at a Board meeting on any matter in which they have an interest other than by virtue of their interest in shares in the Company – the Articles restrict a Director’s ability to vote on any resolution concerning a matter in which such Director has a material interest, unless such Director’s interest arises only because the resolution relates to the giving of guarantees; the provision of indemnities; insurance proposals; retirement benefits; and other specified transactions or arrangements with a company in which the Director may have an indirect interest Borrowing powers – the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital – the Directors may also issue debentures, debenture stock and other securities Additional disclosures Disclosure of ownership of shares – there are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation Director retirement – there is no requirement for a Director to retire on reaching any age Sinking funds – there is no sinking fund provision in the Articles applicable to the Company’s ordinary shares Limitations on voting and shareholding – there are no limitations under the Articles restricting the right of non-resident or foreign owners to hold or vote in relation to ordinary shares in the Company Distribution of assets on a winding up – if the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members – the liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability Anti-takeover devices and change of control – there are no provisions in the Articles that would have the effect of delaying, deferring or preventing a takeover, or change of control, of the Company – under English law, the Company’s Directors have a fiduciary duty to take only those actions that are in the interests of the Company and any anti-takeover devices employed by the Directors in the future, if any, must accordingly be in the interests of the Company – the Company is also subject to the City Code on Takeovers and Mergers (the “City Code”), which governs the conduct of mergers and takeovers in the UK. Any takeover of the Company would have to be in accordance with the City Code BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 459

Renewal of Authority for Company to Purchase Own Shares Current authority to purchase shares – At the AGM on 24 April 2024, authorisation was given to the Company to purchase up to 223,642,156 ordinary shares. This authority will expire at the 2025 AGM. – The current authorisation is expected to be renewed at the 2025 AGM to ensure that the appropriate mechanisms are in place to continue repurchasing shares under the current share buy-back programme. The Directors would exercise this authority where the repurchase of shares would be expected to result in an increase in the Company’s earnings per share and would be in the interest of its shareholders generally. Proposed authority to purchase shares – The minimum price that may be paid for such shares is 25p, and the maximum price is the higher of: – an amount equal to 105% of the average of the middle-market price for an ordinary share as derived from the LSE Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and – the higher of the price of the last independent trade and the highest current independent bid for an ordinary share on the trading venues where the market purchases by the Company will be carried out; – in the absence of the necessary practical arrangements, the proposed authority has not been extended to enable BAT to purchase its own ordinary shares on the JSE in South Africa or the NYSE in the form of ADSs; and – further details will be set out in the Notice of Annual General Meeting 2025 which will be made available to all shareholders and will be published on bat.com. Treasury shares – At 31 December 2024, the number of treasury shares was 133,266,206 (2023: 220,533,855); no dividends are paid on treasury shares; treasury shares have no voting rights; and treasury shares may be resold at a later date. Purchases of Equity Securities by the Issuer and Affiliated Purchasers On 18 March 2024, the Company announced the launch of a share buy-back programme to purchase £1.60 billion of its own ordinary shares of 25 pence each (the "Programme") by 31 December 2025, with £700 million to be purchased in 2024, and the remaining £900 million to be purchased in 2025. The Programme commenced on the same date and all shares purchased pursuant to the Programme will be cancelled to reduce the issued share capital of the Company. Under the Programme, the Company purchased 27,571,116 shares for a total consideration of £699,999,231.65 in 2024 (average price of £25.3889 per share), representing 1.25% of the Company's issued share capital (excluding treasury shares) as at 31 December 2024. All shares purchased under the programme in 2024 were cancelled. The following table provides details of ordinary share purchases made under the Programme, or made by the trustees of employee share ownership plans (“ESOPs”) and other purchases of ordinary shares made to satisfy the commitments to deliver shares under certain employee share-based payment plans. Total number of shares purchased1 Average price paid per share £2 Total number of shares purchased under the Programme3 The maximum £ of shares that may yet be purchased under the Programme3 2024 January 4,287 23.382097 — — February 148,252 23.405684 — — March 2,624,344 23.807607 2,620,000 1,537,620,279 April 7,789,873 23.204490 4,815,278 1,425,000,008 May 6,784,229 24.201104 6,646,202 1,263,967,882 June 1,492,723 24.615902 1,488,282 1,227,331,387 July 3,520,828 25.222080 3,516,585 1,138,632,782 August 1,902,000 27.829736 1,776,539 1,089,215,538 September 1,484,721 28.791255 1,481,192 1,046,570,068 October 2,004,191 26.831905 2,000,302 992,899,871 November 1,864,010 28.226535 1,738,094 943,709,761 December 1,492,307 29.361760 1,488,642 900,000,768 TOTAL 31,111,765 27,571,116 Notes: 1. Total number of shares purchased under the Programme, by trustees of ESOPs and under certain employee share-based plans. During the year ended 31 December 2024, a total of 3,540,649 shares were purchased in addition to shares purchased under the Programme. All share purchases were of ordinary shares of 25p each and were open market transactions. No purchase of ADSs took place during the year ended 31 December 2024. 2. Average price paid across purchases made under the Programme, by the trustees of ESOPs and under certain employee share-based plans. 3. On 18 March 2024, the Company announced a Programme to purchase £1.60bn (US$2.04bn) of its own shares. The Programme will end no later than 31 December 2025. Authorisation was given at the 2024 AGM to buy-back up to 223.64 million ordinary shares. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Shareholder Information Purchase of Shares 460

The British American Tobacco Group Employee Trust (BATGET) Function – used to satisfy the vesting and exercise of awards of ordinary shares under the BAT Deferred Share Bonus Scheme and Long-Term Incentive Plans; and – a committee of senior management reporting to the Board’s Share Schemes Committee monitors the number of ordinary shares held in BATGET to satisfy outstanding awards. Funding – funded by interest-free loan facilities from the Company totalling £1 billion; – this enables BATGET to facilitate the purchase of ordinary shares to satisfy the future vesting or exercise of options and awards; – loan to BATGET: £557.81 million at 31 December 2024 (2023: £470.65 million); – the loan is either repaid from the proceeds of the exercise of options or, in the case where ordinary shares acquired by BATGET are used to satisfy the vesting and exercise of awards, the Company will subsequently waive the loan provided over the life of the awards; and – if any options or awards lapse, ordinary shares may be sold by BATGET to cover the loan repayment. 1 Jan 2024 31 Dec 2024 Ordinary shares held in BATGET Number of ordinary shares 5,613,369 6,763,796 Market value of ordinary shares £128.85m £194.80m % of issued share capital of Company 0.23 0.29 Dividends paid in 2024 – BATGET currently waives dividends on the ordinary shares held by it; and – quarterly interim dividends waived: £14.61 million across 2024. Voting rights – the trustee does not exercise any voting rights while ordinary shares are held in BATGET; and – share scheme participants may exercise the voting rights attaching to those ordinary shares once the ordinary shares have been transferred out of BATGET. Notes: 1. Company share-based payment arrangements: details of the material equity share-based and cash-settled share-based arrangements are set out in note 28 in the Notes on the Accounts. 2. The values of ordinary shares shown are based on the closing mid-market share price on 31 December 2024: 2,880p (29 December 2023: 2,296p). 3. No ADSs are held by BATGET. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Group Employee Trust 461

Fees and Charges Payable by ADS Holders Citibank, N.A. (Citibank) was appointed as the depositary bank (the “Depositary”) for BAT’s ADS programme pursuant to the Amended and Restated Deposit Agreement dated 1 December 2008 and amended as of 14 February 2017 and 14 June 2017 between BAT, the Depositary and the owners and holders of ADSs (the “Deposit Agreement”). Citibank was reappointed as the Depositary pursuant to the Second Amended and Restated Deposit Agreement dated 26 November 2018 (the “Restated Deposit Agreement”) and pursuant to a Letter Agreement effective from 1 December 2023 (the "Letter Agreement"). The Restated Deposit Agreement provides that ADS holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is payable, until the applicable fee has been paid. Service Fees Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of shares described below) Up to US$0.05 per ADS issued1 Cancellation of ADSs Up to US$0.05 per ADS surrendered1 Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements) Up to US$0.05 per ADS held2 Distribution of ADSs pursuant to: (1) stock dividends or other free stock distributions; or (2) exercise of rights to purchase additional BAT ADSs Up to US$0.05 per ADS held Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spinoff shares) Up to US$0.05 per ADS held Depositary bank services Up to US$0.05 per ADS held Notes: 1. Under the terms of a separate agreement between BAT and the Depositary, the Depositary has agreed to waive the fees that would otherwise be payable in connection with the issuance of ADSs upon deposit of ordinary shares and the cancellation of ADSs and corresponding withdrawal of ordinary shares, in each case by BAT or any of its affiliates, officers, directors or employees. The terms of this separate agreement may be amended at any time by BAT and the Depositary. 2. Under the Restated Deposit Agreement, cash dividends paid in respect of ADSs are subject to a fee of up to US$0.05 per ADS payable to the Depositary. Currently, under the terms of the Letter Agreement, such dividends are subject to a fee of up to US$0.04 per ADR per year (a fee of US$0.01 per dividend based on the distribution of four quarterly cash dividends per year). Under the Letter Agreement, the dividend fee may not be varied by the Depositary without the consent of BAT. In addition, ADS holders may be required under the Restated Deposit Agreement to pay the Depositary: (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with applicable exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities. The Depositary may: (a) withhold dividends or other distributions or sell for the account of any ADS holder any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge; and (b) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account. Fees and Payments Made by the Depositary to BAT Under the terms of the contractual arrangements set out in the separate agreement between BAT and the Depositary referred to above, BAT received a total of approximately US$13.4 million from the Depositary, comprising fees charged in respect of dividends and a contribution to BAT’s ADS programme administration costs for the year ended 31 December 2024. In 2024, these programme administration costs principally included those associated with AGM proxy mailings, exchange listing and regulatory fees, foreign private issuer analysis, legal fees, share registration fees and other expenses incurred by BAT in relation to the ADS programme. Under these contractual arrangements, the Depositary has also agreed to waive certain standard fees associated with the administration of the ADS programme. Contact details for Citibank Shareholder Services are set out on page 463. BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Shareholder Information American Depositary Shares 462

Ordinary Shareholder Enquiries United Kingdom Registrar Computershare Investor Services PLC (Computershare) The Pavilions, Bridgwater Road, Bristol BS99 6ZZ tel: 0800 408 0094 (UK only) or +44 370 889 3159 (Overseas) online: www.investorcentre.co.uk/contactus South African Registrar Computershare Investor Services Proprietary Limited Private Bag X9000, Saxonwold, 2132, South Africa tel: 0861 100 634; +27 11 870 8216 email: web.queries@computershare.co.za American Depositary Shares Enquiries All enquiries regarding ADS holder accounts and payment of dividends should be addressed to: Citibank Shareholder Services PO Box 43077, Providence, Rhode Island 02940-3077, USA tel: +1 888 985 2055 (toll-free) or +1 781 575 4555 email: citibank@shareholders-online.com website: www.citi.com/dr Manage Your Shareholding Online Computershare operates an online service, Investor Centre, for holders of shares on the Company’s UK share register. Investor Centre allows shareholders to manage their shareholding online, enabling shareholders to: – update personal details and provide address changes; – update dividend bank mandate instructions and review dividend payment history; – register for the Dividend Reinvestment Plan (“DRIP”); and – register to receive Company communications electronically. To register for Investor Centre, go to www.computershare.com/uk/investor/bri. Shareholders with any queries regarding their holding should contact Computershare using the above contact details or at www.investorcentre.co.uk/contactus. Share dealing Computershare also offers a share dealing service to existing shareholders. For full details on how to trade British American Tobacco shares traded on the London Stock Exchange, go to www.computershare.com/dealing/uk. Please note that this service is only available in certain countries. Dividends Comprehensive information on dividend payments is available on pages 449 and 450. DRIP We offer a DRIP to our UK shareholders. The DRIP allows eligible shareholders to use their cash dividends to acquire additional shares in the Company. The DRIP shares are purchased by Computershare through a low-cost dealing arrangement. Contact Computershare in the UK for details and exclusions of this service. Taxation of dividends See pages 451 and 454 for details on dividend taxation. Historical UK capital gains tax information is available at bat.com/cgt. Alternatively, contact the British American Tobacco Company Secretarial Department on +44 20 7845 1000. Share Fraud The practice of share fraud (also known as ‘boiler room’ scams) unfortunately continues with many companies’ shareholders receiving unsolicited phone calls or mail from people offering to sell them what often turn out to be worthless or high-risk shares in U.S. or UK investments, or to buy shares at an inflated price in return for an upfront payment. If you suspect that you have been approached by fraudsters, please tell the FCA using the share fraud reporting form at www.fca.org.uk/scamsmart, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768. If you have lost money to investment fraud, you should report it to Action Fraud on 0300 123 2040 or online at www.actionfraud.police.uk. Documents on Display and Publications This Annual Report and Form 20-F 2024 is available online at bat.com/annualreport. Copies of current and past Annual Reports are available on request from: British American Tobacco Publications Unit 80, London Industrial Park, Roding Road, London E6 6LS tel: +44 20 7511 7797 email: bat@team365.co.uk Holders of shares held on the South Africa register can contact the Company’s Representative office in South Africa using the contact details shown at the end of this Annual Report and Form 20-F 2024. ADS holders can contact Citibank Shareholder Services in the U.S. using the contact details shown opposite. Highlights from the current and past Annual Reports can be produced in alternative formats such as Braille, audio tape and large print. Documents referred to in this Annual Report and Form 20-F 2024 do not form part of this Annual Report unless specifically incorporated by reference. The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the Company files its Annual Report on Form 20-F and other documents with the SEC. BAT’s SEC filings are available to the public at the SEC’s website, www.sec.gov. The Company’s agent for service in the U.S. for the purposes of the registration statement on Form F-3 (333-265958) is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711 U.S.A. Our Website Comprehensive information about British American Tobacco is available from our website: bat.com. Within the Investors section you will find valuation and charting tools, dividend and share price data and you can download shareholder publications and subscribe for email alert services. You can also download our Investor Relations app to access all the latest financial information on your iPad, iPhone or Android device. Calendar 2025 Wed 16 April at 11:30am Annual General Meeting Details of the venue and business to be proposed at the meeting are set out in the Notice of Annual General Meeting, which is made available to all shareholders and is published on bat.com. BAT provides for the vote on each resolution to be by poll rather than by a show of hands. This provides for greater transparency and allows the votes of all shareholders to be counted, including those cast by proxy. The voting results will be released on the same day in accordance with regulatory requirements and made available on bat.com. Thurs 31 July Half-Year Report BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Shareholding Administration and Services 463

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

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

2.5	Supplemental Indenture No. 2, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[6]
2.6	Supplemental Indenture No. 3, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[7]
2.7	Supplemental Indenture No. 4, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[8]
2.8	Supplemental Indenture No. 5, dated as of 2 April 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[9]
2.9	Supplemental Indenture No. 6, dated as of 2 April 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[10]
2.10	Supplemental Indenture No. 7, dated as of 2 April 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[11]
2.11	Supplemental Indenture No. 8, dated as of 25 September 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[12]
2.12	Supplemental Indenture No. 9, dated as of 25 September 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[13]
2.13	Supplemental Indenture No. 10, dated as of 25 September 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[14]
2.14	Supplemental Indenture No. 11, dated as of 25 September 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[15]
2.15	Supplemental Indenture No. 12, dated as of 16 March 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[16]
2.16	Supplemental Indenture No. 13, dated as of 16 March 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[17]
2.17	Supplemental Indenture No. 14, dated as of 24 March 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[18]
2.18	Supplemental Indenture No. 15, dated as of 19 October 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[19]
2.19	Supplemental Indenture No. 16, dated as of 2 August 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[20]
2.20	Supplemental Indenture No. 17, dated as of 2 August 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[21]
2.21	Supplemental Indenture No. 18, dated as of 2 August 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[22]
2.22	Supplemental Indenture No. 19, dated as of 2 August 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[23]
2.23	Supplemental Indenture No. 20, dated as of 20 February, 2024, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[24]
2.24	Supplemental Indenture No. 21, dated as of 20 February, 2024, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[25]
2.25
Indenture, dated as of 25 September 2020, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as trustee, authentication agent, transfer agent, registrar, calculation agent and initial paying agent.[26]

2.26	Supplemental Indenture No. 1, dated as of 25 September 2020, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.[27]

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

2.27	Supplemental Indenture No. 2, dated as of 16 March 2022, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.[28]
2.28	Supplemental Indenture No. 3, dated as of 2 August 2023, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.[29]
2.29
Thirty-fourth Supplemental Trust Deed, dated 17 March 2022, by and among B.A.T. International Finance p.l.c., B.A.T Capital Corporation, B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c., further modifying the Trust Deed, dated as of 6 July 1998 (as previously modified and restated) relating to the US$3,000,000,000 (now £25,000,000,000) Euro Medium Term Note Programme.[30]

2.30	Description of Securities registered under Section 12 of the Exchange Act.
4.1	Rules of the British American Tobacco 2007 Long-Term Incentive Plan.[31]
4.2	Rules of the British American Tobacco 2016 Long-Term Incentive Plan (Amended and Restated as of 20 March 2023).[32]
4.3	British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.[33]
4.4	Annex to British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.[34]
4.5	British American Tobacco p.l.c. 2019 Deferred Annual Share Bonus Scheme (Amended and Restated as of 20 March 2023).[35]
4.6	Rules of the British American Tobacco Restricted Share Plan (Amended and Restated as of 20 March 2023).[36]
4.7	Deferred Compensation Plan for Directors of Reynolds American Inc. (Amended and Restated Effective 30 November 2007).[37]
4.8	Service Contract between British American Tobacco p.l.c. and Tadeu Marroco, dated as of 14 May 2023.[38]
4.9	Service Contract between British American Tobacco p.l.c. and Soraya Benchikh, dated as of 1 November 2023.
4.10	Master Settlement Agreement, referred to as the MSA, dated 23 November 1998, between the Settling States named in the MSA and the Participating Manufacturers also named therein.[39]
4.11	Settlement Agreement dated 25 August 1997, between the State of Florida and settling defendants in The State of Florida v. American Tobacco Co.[40]
4.12	Comprehensive Settlement Agreement and Release dated 16 January 1998, between the State of Texas and settling defendants in The State of Texas v. American Tobacco Co.[41]
4.13
Settlement Agreement and Release in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998.[42]

4.14
Settlement Agreement and Stipulation for Entry of Consent Judgment in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998.[43]

4.15	Form of Consent Judgment by Judge Kenneth J. Fitzpatrick, Judge of District Court in re: The State of Minnesota v. Philip Morris, Inc.[44]
4.16
Stipulation of Amendment to Settlement Agreement and for Entry of Agreed Order dated 2 July 1998, by and among the Mississippi Defendants, Mississippi and the Mississippi Counsel in connection with the Mississippi Action.[45]

4.17
Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 24 July 1998, by and among the Texas Defendants, Texas and the Texas Counsel in connection with the Texas Action.[46]

4.18	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 11 September 1998, by and among the State of Florida and the tobacco companies named therein.[47]
4.19
Term Sheet agreed to by R. J. Reynolds Tobacco Company, an indirect subsidiary of Reynolds American Inc., certain other Participating Manufacturers, 17 states, the District of Columbia and Puerto Rico.[48]

4.20
Revolving credit facilities agreement, dated as of 6 March 2023, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as U.S. agent and US$ swingline agent, and the banks and financial institutions party thereto.[49]

4.21	Settlement Agreement dated February 1, 2024 between Nicoventures Trading Limited and Philip Morris Products S.A.[50]
8	List of Subsidiaries included on pages 371 to 380 in this report.
11.1	Code of Ethics.[51]
11.2	British American Tobacco Code for Share Dealing.
12	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.[52]
15	Consent of KPMG LLP, independent registered public accounting firm.
17	Guarantor Subsidiaries of the Registrant (included as part of Exhibit 2.30).
97	BAT Group Malus and Clawback Policy for Senior Executives.[53]
99	Cybersecurity disclosure excerpts from Item 16K of Form 20-F (for use in tagging the Interactive Data File in XBRL (Extensible Business Reporting Language)).
101	Interactive Data Files (formatted in XBRL and furnished electronically).

BAT Annual Report and Form 20-F 2024	Strategic Report	Governance Report	Financial Statements	Other Information

Shareholder Information

Exhibits Continued
Notes:
1.Incorporated by reference to Exhibit 99.1 to British American Tobacco p.l.c.’s Form 6-K filed on 19 April 2023.
2.Incorporated by reference to Exhibit 4.1 to BAT’s Registration Statement on Form S-8 (Reg. No. 333-237186) filed on 16 March 2020.
3.Incorporated by reference to Exhibit 2.4 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2017 filed on 15 March 2018.
4.Incorporated by reference to Exhibit 4.2 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-227658) filed on 2 October 2018.
5.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.
6.Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.
7.Incorporated by reference to Exhibit 4.4 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.
8.Incorporated by reference to Exhibit 4.5 to British American Tobacco p.l.c.’s Form 6-K filed on 6 September 2019.
9.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form 6-K filed on 2 April 2020.
10.Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.’s Form 6-K filed on 2 April 2020.
11.Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.’s Form 6-K filed on 2 April 2020.
12.Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.
13.Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.
14.Incorporated by reference to Exhibit 4.4 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.
15.Incorporated by reference to Exhibit 4.5 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.
16.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form 6-K filed on 16 March 2022.
17.Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.’s Form 6-K filed on 16 March 2022.
18.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form 6-K filed on 24 March 2022.
19.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form 6-K filed on 19 October 2022.
20.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.'s Form 6-K filed on 2 August 2023.
21.Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.'s Form 6-K filed on 2 August 2023.
22.Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.'s Form 6-K filed on 2 August 2023.
23.Incorporated by reference to Exhibit 4.4 to British American Tobacco p.l.c.'s Form 6-K filed on 2 August 2023.
24.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.'s Form 6-K filed on 20 February 2024.
25.Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.'s Form 6-K filed on 20 February 2024.
26.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.
27.Incorporated by reference to Exhibit 4.6 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.
28.Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.’s Form 6-K filed on 16 March 2022.
29.Incorporated by reference to Exhibit 4.5 to British American Tobacco p.l.c.’s Form 6-K filed on 2 August 2023.
30.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Registration Statement on Form F-3 (Reg. No. 333-265958) filed on 1 July 2022.
31.Incorporated by reference to Exhibit 10.6 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.
32.Incorporated by reference to Exhibit 4.2 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
33.Incorporated by reference to Exhibit 10.8 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.
34.Incorporated by reference to Exhibit 4.6 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2018 filed on 15 March 2019.
35.Incorporated by reference to Exhibit 4.5 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
36.Incorporated by reference to Exhibit 4.6 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
37.Incorporated by reference to Exhibit 10.43 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended 31 December 2007 filed on 27 February 2008.
38.Incorporated by reference to Exhibit 4.8 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
39.Incorporated by reference to Exhibit 4 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 24 November 1998.
40.Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 5 September 1997.
41.Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 27 January 1998.
42.Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.
43.Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.
44.Incorporated by reference to Exhibit 99.3 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.
45.Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.
46.Incorporated by reference to Exhibit 99.4 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.
47.Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 September 1998 filed on 12 November 1998.
48.Incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated 12 March 2013.
49.Incorporated by reference to Exhibit 4.19 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
50.Incorporated by reference to Exhibit 99.1 to British American Tobacco p.l.c.’s Form 6-K filed on 8 February 2024.
51.Incorporated by reference to Exhibit 11 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2021 filed on 8 March 2022.
52.These certifications are furnished only and are not filed as part of BAT’s Annual Report on Form 20-F for the year ended 31 December 2024.
53.Incorporated by reference to Exhibit 97 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
Certain instruments which define the rights of holders of long-term debt issued by BAT and its subsidiaries are not being filed because the total amount of securities authorised under each such instrument does not exceed 10% of the total consolidated assets of BAT and its subsidiaries. BAT agrees to furnish copies of any or all such instruments to the SEC on request.

Abbreviation ADR American Depositary Receipt ADS American Depositary Share – 1 ADS is equivalent to 1 BAT ordinary share AGM Annual General Meeting AME Americas (excluding U.S.) and Europe AmSSA Americas (excluding U.S.) and Sub-Saharan Africa APFO Adjusted profit from operations APME Asia-Pacific and Middle East APMEA Asia-Pacific, Middle East and Africa bps Basis points cc Constant currency CDP Formerly the Carbon Disclosure Project CGFO Cash generated from operations CO2e Carbon dioxide equivalent Code UK Corporate Governance Code, July 2018 version CSR Corporate Social Responsibility CSRD EU Corporate Sustainability Reporting Directive DOJ The United States Department of Justice DSBS Deferred share bonus scheme EMTN European Medium Term Notes ENA Europe and North Africa EPS Earnings per share ESG Environmental, Social and Governance ERP Enterprise Resource Planning ESRS European Sustainability Reporting Standards EU European Union EURIBOR Euro Interbank Offered Rate FII GLO Franked Investment Income Group Litigation Order FCTC Framework Convention on Tobacco Control FMCG Fast Moving Consumer Goods FRC UK Financial Reporting Council GAAP Generally Accepted Accounting Practice GDB Global Drive Brands, being Kent, Dunhill, Pall Mall, Lucky Strike and Rothmans GDPR EU General Data Protection Regulation GDSB Global Drive and Key Strategic Brands, being the GDBs, plus Shuang Xi and State Express 555 GJ Gigajoules (of energy use) HP Heated Products (i.e., the devices, which include glo and our hybrid products). Heated Products are used to heat our Tobacco Heated Products or Herbal Heated Products IASB International Accounting Standards Board IEIS International Executive Incentive Scheme IFRS International Financial Reporting Standards as issued by the IASB and as adopted by the EU ISA International Standards on Auditing JSE Johannesburg Stock Exchange KPI Key performance indicator LIBOR London Interbank Offered Rate LSE London Stock Exchange LR Listing Rules LTIP Long-Term Incentive Plan MCE Million cigarettes equivalent MSA Master Settlement Agreement NTO Net turnover or revenue NYSE New York Stock Exchange OCF Operating cash flow OECD Organisation for Economic Co-operation and Development OFAC The United States Department of the Treasury's Office of Foreign Assets Control OTP Other tobacco products, including but not limited to roll-your-own, make-your-own and cigars Parker Report The Parker Review Committee’s final report on ethnic diversity in UK boards published on 12 October 2017 PCAOB Public Company Accounting Oversight Board ppts Percentage points Reynolds American Reynolds American Inc. Reynolds American Companies Reynolds American Inc. and its subsidiary companies ROCE Return on capital employed RRPs Reduced-risk Products Ryde The Group’s functional shot brand Ryde:TM SAFL Sustainable Agriculture and Farmer Livelihoods SEC United States Securities and Exchange Commission SIP Share incentive plan SoBC Group Standards of Business Conduct SOFR Secured Overnight Financing Rate SONIA Sterling Overnight Index Average SOx United States Sarbanes-Oxley Act of 2002 SRS Share reward scheme TaO Programme to implement the new operating model, including one instance of SAP TCFD Taskforce on Climate-related Financial Disclosures TDR TDR d.o.o THP Tobacco Heated Product THR Tobacco Harm Reduction TPD1 European Tobacco Products Directive (directive 2001/37/EC) TPD2 European Tobacco and Related Products Directive (directive 2014/40/EU) TSR Total shareholder return U.S. United States of America UURBS Unfunded unapproved retirement benefit scheme WHO World Health Organization BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Other Information Glossary 467

1 Identity of Directors, Senior Management and Advisers N/A 2 Offer Statistics and Expected Timetable N/A 3 Key Information A Selected financial data N/A B Capitalization and indebtedness N/A C Reasons for the offer and use of proceeds N/A D Risk factors 155–162, 414–435 4 Information on the Company A History and development of the Company Inside front cover page, 26–27, 40, 56, 123, 299–302, 336–337, 390, 412, 457, 463, Inside back cover page (471)B Business overview 2–5, 12–36, 39, 42–47, 50, 74-77, 106, 108-109, 127–128, 157, 161, 180–181, 274–277, 390–391, 417–419, 422–430, 436– 440, 443, 445 C Organizational structure 371–380, 390 D Property, plants and equipment 299–300, 443 4a Unresolved staff comments N/A 5 Operating and Financial Review and Prospects A Operating results 20-29, 31, 33–36, 42–52, 54, 57–59, 126–127, 157–158, 160, 274–277, 297-299, 314-316, 332, 410, 412, 422–430, 436–440 B Liquidity and capital resources 55–57, 59, 268, 317, 324–326, 331–335, 366–367, 412, 432 C Research and development, patents and licenses 15, 26–33, 37, 50, 60–61, 73–77, 83, 93, 281, 390, 434–435 D Trend information 6–9, 10 (other than: Organic Revenue at cc (%); Organic Revenue from New Categories at cc (%); Smokeless revenue as % of total revenue (%); Adjusted Organic Profit from Operations at cc (%); Adjusted Diluted Earnings per Share (p); Adjusted Organic Diluted Earnings per Share at cc (%) and Total Shareholder Return (rank), and, in each case, related footnote 5), 12– 21, 23-25, 42–47, 49–59, 60–62, 120–127, 144, 155–162, 436–440 E Critical Accounting Estimates N/A 6 Directors, Senior Management and Employees A Directors and senior management 166–171, 185 B Compensation 10, 49, 166–171, 191, 213–246, 302–309, 341–342, 395–401, 405–407, 410, 459 C Board practices 166–171, 191, 194-227, 238–240, 244–246, 342, 446, 459 D Employees 341, 411 E Share ownership 230–233, 242–243, 338–340, 461 F Disclosure of a registrant’s action to recover erroneously awarded compensation N/A 7 Major Shareholders and Related Party Transactions A Major shareholders 455–456 B Related party transactions 341–342 C Interests of experts and counsel N/A 8 Financial Information A Consolidated statements and other financial information 54, 158, 196, 260–370, 425–429, 449–450 B Significant changes N/A 9 The Offer and Listing A Offer and listing details 448 B Plan of distribution N/A C Markets 448 D Selling shareholders N/A E Dilution N/A F Expenses of the issue N/A Item Form 20-F caption Location in this document BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information Other Information Cross-Reference to Form 20-F 468

10 Additional Information A Share capital N/A B Memorandum and Articles of Association 231, 457–459 C Material contracts 441–442 D Exchange controls 449 E Taxation 451–454 F Dividends and paying agents N/A G Statements by experts N/A H Documents on display 463–466 I Subsidiary information N/A J Annual Report to Security Holders N/A 11 Quantitative and Qualitative Disclosures about Market Risk 331–335 12 Description of Securities Other Than Equity Securities A Debt securities N/A B Warrants and rights N/A C Other securities N/A D American Depositary Shares 462 13 Defaults, Dividend Arrearages and Delinquencies N/A 14 Material Modifications to the Rights of Security Holders and Use of Proceeds N/A 15 Controls and Procedures 260–261, 445 16A Audit Committee Financial Expert 195, 444 16B Code of Ethics 204, 444, 465 16C Principal Accountant Fees and Services 203–204, 283 16D Exemptions from the Listing Standards for Audit Committees N/A 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers 460 16F Change in Registrant’s Certifying Accountant N/A 16G Corporate Governance 444 16H Mine Safety Disclosure N/A 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections N/A 16J Insider Trading Policies 444, 465 16K Cybersecurity 162, 199–200, 416, 428 17 Financial Statements N/A 18 Financial Statements 262–370 19 Exhibits 464–465 Item Form 20-F caption Location in this document BAT Annual Report and Form 20-F 2024 Strategic Report Governance Report Financial Statements Other Information 469

Page intentionally left blank 470

EXHIBIT 99

Form 20-F disclosures required under item 16K - cybersecurity
Group Principal Risks - p. 162 of British American Tobacco p.l.c.’s Annual Report and Form 20-F 2024 (‘Annual Report and 20-F’):

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
Inappropriate use of technology systems, including the use of AI-powered tools, to enable fraud, or theft of product, technology, or monetary resources.
Loss of digital trust resulting in brand damage and a loss of consumer trust.
A cyber incident experienced by a third-party partner or supplier resulting in business interruption, supply chain disruption, loss of company data or provides access or transmission of malicious activity from the supplier to BAT.
Non-compliance with cybersecurity standards and system vulnerabilities can precipitate other Group principal risks.

1

Audit Committee report - pp. 199-200 of the Annual Report and 20-F:

Cyber Security Risk Management and Internal Controls
Risk management and strategy
Cyber security is crucial to the Group’s business operations, as the Group relies on information and digital technology (IDT) systems and networks to conduct core activities, such as manufacturing, distribution, marketing, customer service, R&D and financial and management reporting, amongst other core activities.
The Board acknowledges that cyber security threats present significant risks to the Group’s business, reputation, financial condition and competitive position, and to the security and privacy of our consumers, employees and other stakeholders. This is particularly relevant as the Group transforms its business and introduces new technologies, such as loyalty programmes, connected technologies and other interactive platforms, which may alter its risk profile and are likely to increase the Group’s exposure to such threats.
The Group implements processes to identify, assess and manage material cyber security risks. These processes are integrated into the Group’s overall risk management systems and processes, overseen by the Board and implemented by management. The Group implements various processes to manage and mitigate the material risks from cyber security threats, including:
–implementing appropriate technical and organisational security measures, such as defensive technologies, encryption, authentication, and backup and recovery systems, to protect the confidentiality, integrity and availability of IDT systems and networks, and the data stored on or transmitted through them;
–providing regular training and awareness programmes to Group company employees and contractors on cyber security best practices and procedures, adherence to our SoBC (including cyber security and information security requirements) and other relevant standards;
–maintaining vendor management processes for key vendors, including conducting due diligence and incorporating contractual obligations, intended to ensure that third-party service providers with access to Group IDT systems and networks, or that process or store Group data, adhere to our cyber security requirements and standards;
–developing, maintaining and testing thorough incident response and business continuity procedures designed to enable the Group to promptly detect, contain, analyse, report and recover from any potential or actual incidents and minimise their impact on our operations and stakeholders;
–engaging external assessors, consultants and other third parties as appropriate, to support cyber security risk assessment, identification and management processes and to provide independent assurance and recommendations; and
–engaging with relevant internal and external stakeholders, such as regulators, law enforcement authorities, customers and other industry stakeholders, on cyber security matters and being prepared to disclose any material cyber security risks or incidents in a timely and transparent manner.
Our SoBC and Supplier Code of Conduct (discussed on page 116) both include requirements for cyber security risk management.
The Group regularly reviews and updates its cyber security risk processes to support alignment with business objectives, regulatory requirements and industry standards. In view of the continued transformation of the Group’s business and evolution of the Group’s product portfolio, the Group is enhancing its digital risk management programme, including by revising its cyber security controls and incident response plan, augmenting its cyber security team, increasing engagement across the business and extending coverage to a broadening range of solutions and technologies to improve the identification, management, monitoring and reporting of cyber risks. Feedback and learnings from audits, assessments and incident reports are reviewed and used on a regular basis to enhance the Group’s cyber resilience programme and awareness.
Cyber security risk management is integrated into, and follows, the Group’s risk identification process (see page 198). Cyber security risks are integrated into the Group risk register and assessed by defined impact and likelihood categories (set out on page 198).

For additional information on cyber security threats and how these could materially affect our business strategy, results of operations or financial condition, refer to the Group Principal Risk 'Cyber Security' on page 162 and Group risk factor 'Disruption to the Group's data and information technology systems' on page 416

Governance and oversight
The Board is responsible for the Group's strategy, including oversight of the Group’s IDT and cyber security strategy, and for reviewing the effectiveness of its risk management and internal control systems. On an annual basis, the Board reviews the Group risk register, which incorporates cyber security risks (discussed on pages 162, 198 to 199 and 416). Through the Audit Committee’s terms of reference, the Board has delegated certain responsibilities to the Audit Committee, including the review of the Group's risk management and internal control framework to ensure there is due process for risk identification and management, monitoring the effectiveness of material controls, reviewing the Group risk register and emerging risks, and monitoring procedures and controls for safeguarding assets including cyber security controls.
The Audit Committee reviews the Group risk register twice annually and is briefed periodically on the cyber risk landscape and Group cyber resilience by the Group Chief Information Security Officer (CISO) (reporting to the Director, Digital & Information). In 2024, all Directors were briefed at an Audit Committee meeting on the cyber risk landscape and the Group’s cyber security resilience programme by the Director, Digital & Information and the Group CISO. The Audit Committee receives reports from the Corporate Audit Committee, which monitors the effectiveness of risk management and internal controls across the Group’s functions and oversees the Group’s cyber security risk management framework. The Corporate Audit Committee receives half-yearly reports from the Group CISO on current and emerging cyber security threats to the Group, measures taken to prevent, detect and respond to those threats and efficacy of cyber security controls and incident response plans.
The Group maintains a dedicated cyber security team, led by the Group CISO, responsible for developing and implementing the Group’s cyber security strategy, standards and procedures, including to address any material incident that might arise. The Group's cyber security team has appropriate professional expertise, knowledge and experience in the field, including to identify, assess and manage cyber security risks,
2

maintain appropriate security monitoring, incident response and business continuity procedures, and to implement those should an incident arise. Senior cyber security team members, including the Group CISO, all have prior relevant industry experience. The Group CISO has over 20 years of information security experience, previously serving as CISO for GSK’s Pharmaceutical, Supply Chain, and R&D divisions before joining the Group. Relevant industry certifications are also held within the cyber security team, for example, Certified Information Security Manager (CISM), Certified Information Systems Auditor (CISA), Certified in Risk and Information Systems Controls (CRISC), Certified Incident Handler, Certified Forensic Analyst and Certified Information Systems Security Professional. The team leverages professional memberships from ISACA and SANS Institute for continuous professional development.
The Group's cyber security team actively monitors and evaluates the evolving cyber security threat landscape. It assesses the security posture of the Group’s IDT landscape using various tools, including vulnerability scans, penetration tests and control assessments. Specialists are engaged on an annual basis to assess the Group’s cyber security programme and identify and prioritise cyber security risks and vulnerabilities. Key findings from these assessments and incident summaries are reported periodically to the Director, Digital & Information and to the Audit Committee, accompanied by recommendations for mitigating or addressing any identified risks. Any significant cyber security incidents would be reported as soon as reasonably practicable to the Audit Committee and the Board in accordance with the Group’s incident response procedures.

3

Other information - Group Risk Factors - p. 416 of the Annual Report and 20-F:

Risk: Disruption to the Group’s data and information technology systems, including by cyber attack or the malicious manipulation or disclosure of confidential or sensitive information
Description
The Group relies on information and digital technology (IDT) systems and networks to conduct core activities, such as manufacturing, distribution, marketing, customer service, R&D and financial and management reporting, amongst other core activities. There is a risk that these systems (of the Group or of a third party within the Group's supply chain) may be disrupted by intentional or unintentional actions that may compromise the confidentiality, integrity or availability of information, result in the inappropriate disclosure of confidential information, disrupt the operations of the Group, or may lead to false or misleading statements being made about the Group.
The external threat levels continue to rise with attackers becoming increasingly sophisticated, equipped with AI-powered tools, and collateral damage from nation state cyber-attacks becomes a leading cause of cyber incidents. The development and implementation of AI in our products and/or supply chain will have an impact on the cyber security threat landscape and may increase the exposure to cyber threats in general.
Impact
Management recognises that cyber security threats could pose significant risks to the Group’s business, reputation, financial condition, and competitive position, and to the safety and privacy of our consumers, employees and other stakeholders.
Any disruption to IDT systems related to the Group’s operations could adversely affect its business and result in financial, legal and reputational impacts. Any delays or failure to detect or respond to attempts to gain unauthorised access to the Group’s information technology systems can lead to a loss in confidentiality, integrity or availability of systems and/or data.
A security incident with respect to IDT systems may result in:
–Loss or theft of confidential business information: Unauthorized access to trade secrets and sensitive commercial data can dilute the Group's strategic influence, affecting investments and operations. This could materially impact regulatory compliance and lead to a loss of competitive edge.
–Personal data breach incidents: Exposure of personally identifiable data can lead to legal, reputational, and compliance issues, along with potential loss of sales, consumers, and market share.
–Operational disruption: Cyber incidents disrupting R&D, manufacturing, distribution, or technology services can cause business interruptions and health and safety risks, leading to production halts and revenue loss.
–Inappropriate use of IDT systems to enable fraud, or theft of product, technology, or monetary resources.
–Loss of digital trust: Cyber incidents compromising the Group's digital presence can damage the brand and diminish consumer trust, potentially affecting sales and strategic timelines.
–Third-party cyber risks: Cyber incidents within partner or supplier networks can lead to business interruptions, supply chain issues, data loss, or the spread of malicious activities to the Group, necessitating robust third-party risk management.

4

Other information - Group Risk Factors - p. 428 of the Annual Report and 20-F:

Legal, Regulatory and Compliance Risks continued
Risk: Insufficient product stewardship and failure to comply with product regulations
Description
The Group is subject to risks of safety incidents in pre-market testing or in market due to, for example, a lack of due caution and appropriate response paid to pre-market product data, or toxicology information, inaccurate and unreliable information from suppliers and/or compromise of data or other information through cybersecurity attacks.
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

5