Form 20-F
period 2025-12-31
British American Tobacco p.l.c.
filed 2026-02-13
CIK 1303523

1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT
OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
2

Title of each class	Trading symbol(s)	Name of each exchange on which registered

American Depositary Shares (evidenced by American Depositary Receipts)	BTI	New York Stock Exchange
each representing one ordinary share
Ordinary shares, nominal value 25 pence per share	BTI	New York Stock Exchange	*
3.215% Notes due 2026	BTI26	New York Stock Exchange
1.668% Notes due 2026	BTI26A	New York Stock Exchange
3.557% Notes due 2027	BTI27	New York Stock Exchange
4.700% Notes due 2027	BTI27A	New York Stock Exchange
2.259% Notes due 2028	BTI28	New York Stock Exchange
4.448% Notes due 2028	BTI28A	New York Stock Exchange
3.462% Notes due 2029	BTI29	New York Stock Exchange
5.931% Notes due 2029	BTI29A	New York Stock Exchange
4.906% Notes due 2030	BTI30	New York Stock Exchange
6.343% Notes due 2030	BTI30A	New York Stock Exchange
2.726% Notes due 2031	BTI31	New York Stock Exchange
5.834% Notes due 2031	BTI31A	New York Stock Exchange
4.742% Notes due 2032	BTI32	New York Stock Exchange
7.750% Notes due 2032	BTI32A	New York Stock Exchange
5.350% Notes due 2032	BTI32B	New York Stock Exchange
6.421% Notes due 2033	BTI33	New York Stock Exchange
4.625% Notes due 2033	BTI33A	New York Stock Exchange
6.000% Notes due 2034	BTI34	New York Stock Exchange
5.625% Notes due 2035	BTI35	New York Stock Exchange
4.390% Notes due 2037	BTI37	New York Stock Exchange
3.734% Notes due 2040	BTI40	New York Stock Exchange
7.079% Notes due 2043	BTI43	New York Stock Exchange
4.540% Notes due 2047	BTI47	New York Stock Exchange
4.758% Notes due 2049	BTI49	New York Stock Exchange
5.282% Notes due 2050	BTI50	New York Stock Exchange
3.984% Notes due 2050	BTI50A	New York Stock Exchange
5.650% Notes due 2052	BTI52	New York Stock Exchange
7.081% Notes due 2053	BTI53	New York Stock Exchange
6.250% Notes due 2055	BTI55	New York Stock Exchange
*Listed, not for trading, but only in connection with the listing of the applicable Registrant’s American Depositary Shares issued in respect thereof.
3
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.
2,312,454,501 ordinary shares
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

British American Tobacco p.l.c. Form 20-F 2025

British American Tobacco p.l.c. Form 20-F 2025

British American Tobacco p.l.c. Form 20-F 2025
General
References in this Annual Report on Form 20-F 2025 (this Form 20-F) to ‘British American Tobacco’, ‘Company’, ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’
when denoting opinion refer to British American Tobacco p.l.c. and when denoting business activity refer to British American Tobacco p.l.c. and its subsidiaries, collectively or individually as the case may be, as well as in some circumstances those who work for them. When denoting business activity these collective expressions are used for ease of reference only and do not imply any other relationship between British American Tobacco p.l.c. and its subsidiaries. The companies in which British American Tobacco p.l.c. directly and indirectly has an interest are separate and distinct legal entities.
The material in this Form 20-F is not provided for product advertising, promotional or marketing purposes. This Form 20-F does not constitute and should not be construed as constituting an offer to sell, or a solicitation of an offer to buy, any of our products. Our products are sold only in compliance with the laws of the particular jurisdictions in which they are sold. References in this Form 20-F to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of the Form 20-F.
Forward looking statements
This document contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,”
“could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”,
“target,” “being confident” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.
In particular, these forward-looking statements include, among other statements, statements regarding the Group’s future financial performance, planned product launches and future regulatory developments and business objectives, as well as: (i) our expected gross capital expenditure in 2026; (ii) our belief that Vuse is well-placed to benefit from stronger enforcement in the U.S. and our expectations of a promising performance of Vuse Ultra and a building momentum with the continued roll-out of Velo Plus in the U.S.; (iii) certain statements in the Key Factors Affecting Results of Operations section; (iv)
certain statements in the Raw Materials section; (v) certain statements in the Regulation of the Group’s business section; (vi) certain statements in the
Regional Review section, including the reference to positive signs of illicit disposable decline and legal industry recovery and our encouragement by the early performance Vuse Ultra in the AME region; (vii) certain statements in the Category Review, including our expectation to continue to seek opportunities and develop the Modern Oral category in additional markets; (viii) certain statements in the Dividends section; (ix) certain statements in the Liquidity and capital resources section, including the Group's confidence in being able to successfully access the debt capital markets, the Group’s belief that the Group has sufficient working capital for present requirements, the Assessment as a Going Concern and the Off-Balance Sheet Arrangements and Contractual
Obligations; (x) certain statements in the Trend information section; and (xi) certain statements in the Notes on Accounts, including Accounting policies and basis of preparation, the Group’s ability to navigate regulatory change, the Group’s forecast and assumptions with respect to impairment testing, the Group’s expectation to close the sale of its Cuban subsidiary and the Contingent liabilities and financial commitments sections.
All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this document are reasonable but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.
Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of increased competition from illicit trade and illegal products; changes or differences in domestic or international economic or political conditions; the impact of adverse domestic or international legislation and regulation of tobacco, New Categories and other regulation; the impact of supply chain disruptions; adverse litigation and external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse decisions by domestic or international regulatory bodies, including disputed taxes, interest and penalties; the impact of serious injury, illness or death in the workplace and those who work with the business; the ability to maintain credit ratings and to fund the business under the current capital structure; translational and transactional foreign exchange rate exposure; direct and indirect adverse impacts associated with climate change (both physical and transition); the ability to deliver a viable circular business model in response to global demand, combined with increasing regulatory, stakeholder and consumer pressure; and the Group’s ability to defend against Cyber & Digital actions that result in loss of confidentiality, availability or integrity of systems and data. Further details on the principal risks that may affect the Group can be found on pages 4 to 17 of this document.
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
All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S.
GAAP and constitute the primary financial statements or financial records of the U.S./Reynolds American. This financial information is then converted to
International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.

British American Tobacco p.l.c. Form 20-F 2025
PART I
Item 3 - Key Information
Item 3.D - Risk factors
Business Execution and Supply Chain Risks
Risk: Competition from illicit trade
Description: Illicit trade in the form of counterfeit products, diversion of genuine Group products, products that are smuggled illegally across borders, and locally manufactured products, which do not comply with applicable regulations and/or in which applicable taxes are evaded, has had a significant impact and continues to represent a significant and growing threat to the legitimate tobacco industry, including New Categories products. Factors such as increasing levels of taxation and inflation, economic downturn and increased cost of living, lack of law enforcement, appropriate penalties and weak border control are encouraging more adult tobacco and New Categories consumers to switch to illegal cheaper tobacco and New Categories products and are providing greater rewards for counterfeiters and smugglers. Regulatory restrictions such as plain packaging or graphic health warnings, display bans, flavour or ingredient restrictions and increased compliance costs further disadvantage legitimate industry participants by providing competitive advantages to illicit manufacturers and distributors of illicit tobacco and New Categories products.
Impact: Illicit trade has an overall negative impact on society, deprives governments of revenues and encourages various forms of crime such as terrorism, money laundering and human trafficking. Above all, illicit trade has an adverse effect on the Group’s overall business and reputation. Illicit trade can damage brand equity, which could undermine the Group’s investment in Trade Marketing and Distribution, increase operational costs where products may become commoditised, make it more difficult to adhere to underage prevention and decrease volumes sold. Although anti-illicit trade is an integral part of our
Standards of Business Conduct (SoBC), representing our internal commitment in the fight against illicit trade and setting out the controls all Group companies must have in place and adhere to, it cannot prevent all instances of illicit trade.
Furthermore, counterfeit products (especially New Categories) and other illicit products could harm consumers, damages goodwill and/or the category (with lower volumes and reduced profits), and could potentially lead to misplaced claims against BAT, further regulation and a failure to deliver our corporate harm reduction objective. Illicit trade may also reduce the Group’s ability to take price increases due to competitive pressure from cheaper illegal products.
Finally, as the Group has contractual and legislative obligations to prevent the diversion of our products into illicit channels, actual breaches of the obligations to prevent product diversion into illicit channels have resulted, and may continue to result, in substantial fines in the forms of seizure payments and legislative penalties (including financial penalties). Additionally, actual and perceived breaches may result in the risk of reputational damage (including negative perceptions of our governance and our sustainability credentials) from Group products being found in illicit channels.
Risk: Geopolitical tensions that have the potential to disrupt the Group’s business in multiple markets
Description: The Group’s operations and financial condition are influenced by the economic and political situations in the markets and regions in which it has operations, which are often unpredictable and outside of its control. Some markets in which the Group operates face the threat of civil unrest and can be subject to frequent changes in regime. In others, there is a risk of terrorism, conflict, global health crisis, war, organised crime or other criminal activity. The
Group is also exposed to economic policy changes in jurisdictions in which it operates, for example state nationalisation of assets and withdrawal from international / bilateral trade agreements including the introduction of tariffs or trade embargoes. In addition, some markets maintain trade barriers or adopt policies that favour domestic producers, preventing or restricting the Group’s sales. Given the outsourcing of certain services to third‑party providers, the risk may be amplified where such services are highly concentrated within a single country or region, increasing exposure to local geopolitical instability.
Geopolitical tensions caused by the effects of climate change and associated events, such as, but not limited to, water shortages, flooding, amplified natural disasters and resultant disease outbreaks, land and food shortages, unemployment, and migration may also adversely impact the Group's business.
Impact: Deterioration of socio-economic or political conditions have led, and could in the future lead, to injury or loss of life, restricted mobility, loss of assets and/or denial of access to BAT sites that reduce the Group’s access to particular markets or may disrupt the Group’s operations, such as supply chain, or manufacturing or distribution capabilities. Such disruptions, including attacks on shipping routes in the Red Sea, may result in increased taxes and/or other costs due to the requirement for more complex supply chain and security arrangements, the need to build new facilities or to maintain inefficient facilities, or in a reduction of the Group’s sales volume. Further, there may be reputational damage, including negative perceptions of our governance and protection of our people and our sustainability credentials.
Risk: Injury, illness or death in the workplace
Description: The Group considers the safety of its employees and other individuals working with it as of utmost importance and fundamental concern. Loss of life, serious injury, disability or illness to employees or individuals due to accident, geopolitical tension or other events may occur during the research, manufacturing, distribution or retail of the Group’s products.
Impact: Past events have led, and future events may lead to serious injuries, ill health, disability or loss of life to employees and individuals who work with the Group. This may result in reputational damage, difficulties in recruiting and retaining staff, exposure to civil and criminal liability, prosecution and fines and penalties. These impacts could have an adverse effect on the Group’s results of operations and financial condition and have a negative impact on its sustainability credentials.
Risk: Disruption to the Group’s or its third-party providers’ digital and information technology systems, including by cyberattack, human error, or the malicious manipulation or disclosure of confidential or sensitive information
Description: The Group relies on a complex and interconnected digital ecosystem, including information and digital technology (IDT) systems, to support core business activities, such as manufacturing, distribution, marketing, customer engagement, R&D, and financial and management reporting. The Group’s operations are exposed to disruptions arising not only from internal system failures or vulnerabilities but also from outages, security breaches, or performance issues affecting external vendors, cloud service providers, and other critical third‑party technology partners. There is a risk that the digital landscape in the
Group or across its third-party providers may be compromised by intentional or unintentional actions. These include cyber-attacks, insider threats, system misconfigurations, or human error.
The external threat landscape continues to intensify, with adversaries leveraging AI-powered tools and nation-state capabilities. The Group’s own adoption of
AI technologies, whether in products, services, or supply chain operations, may further increase exposure to cyber threats and introduce new attack vectors.

British American Tobacco p.l.c. Form 20-F 2025
Impact: The Group's digital ecosystem is continuously under attack by third parties. The Group experiences cybersecurity threats and incidents that are typical for organisations in the same industry of a similar size, including phishing attempts, malware activity, and unauthorised access attempts. Although as of the date of this Form 20-F, the Group has not experienced any cybersecurity incident, including those arising from third‑party provider failures, that has materially affected our business strategy, results of operations, or financial condition, such an event could occur in the future.
Management recognises that digital and cyber threats could pose significant risks to the Group’s business, reputation, financial condition, and stakeholder trust. Any disruption to IDT systems related to the Group’s operations could adversely affect its business and result in financial, legal and reputational impacts. Any delays or failure to detect or respond to attempts to gain unauthorised access to the Group’s information technology systems can lead to a loss in confidentiality, integrity or availability of systems and/or data. Failure to comply with digital, data protection or cybersecurity regulations could result in regulatory investigations, enforcement actions, fines, legal exposure or operational restrictions.
Risk: Failure to meet current or future New Categories demand
Description: The New Categories supply chain is a multi-tiered and complex environment with reliance on multiple factors, such as third-party suppliers’
ability to upscale production in order to meet demand while maintaining product quality, dependency on single suppliers at various points in the chain and the
Group’s ability to build adequate consumables production capacity in line with product demand. The geographical spread of suppliers and customers exposes the Group to political and economic issues such as trade wars and tariff increases, which may compromise the New Categories supply chain. Given the developing nature of the New Categories portfolio, there is also an enhanced risk that some products may not meet product quality and safety standards or may be subject to regulatory changes, leading to product recalls, which we have experienced in the past, or bans of certain ingredients or products (such as the ban on menthol in our New Categories products in California) or failure of products to receive regulatory approval (such as the initial denial (currently subject to an appeal) of a Premarket Tobacco Product Application (PMTA) for our Vuse menthol and mixed berry products in the United States). In addition, the New Categories supply chain may be vulnerable to changes in local legislation related to liquid nicotine that could increase import duties. Furthermore, the New Categories supply chain includes the development of sensitive trade secrets jointly with external design partners, which carries the risk of exposure of innovations to competitors.
Impact: Vulnerabilities in the New Categories supply chain may impact the Group’s ability to maintain supply and meet the current and future demand requirements across the New Categories portfolio, potentially resulting in significant reputational harm and financial impact that may negatively affect the
Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Over-forecasting has led, and may also in the future lead, to write-offs and negatively impact working capital. The design of New Categories devices may also prevent the scaling of commercial manufacturing, which will either restrict supply or increase the costs of production.
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
Risk: Failure of a financial counterparty
Description: The Group relies on transactions with a variety of financial counterparties to manage the Group’s business and financial risks. In the event that any of these counterparties fails, payments due from such counterparties, such as under hedging or insurance contracts, may not be recovered. In addition, failure of a transactional banking party may lead to the loss of cash balances and disruption to payment systems provided by such counterparty, resulting in the inability of collecting revenue and settling payment obligations.
Impact: The inability to recover payments due from one or more failed financial counterparties or the loss of cash balances may cause significant financial loss and have an adverse impact on the Group’s results of operations, financial condition and financial risk profile. In addition, the loss of cash balances or a disruption to payment systems may cause disruption to the Group’s ongoing operations and ability to pay its creditors and suppliers.
Risk: Exposure to unavailability of, and price volatility in, raw materials and increased costs of employment
Description: The availability and price of various commodities required in the manufacture of the Group’s products fluctuate. Raw materials and other inputs used in the Group’s business, such as wood pulp and energy, are commodities that are subject to price volatility caused by numerous factors, including inflation, political influence, introduction of new or higher tariffs or trade embargos, market fluctuations and natural disasters.
Similarly, the Group is exposed to the risk of an increase above inflation in employment costs, including due to governmental action to introduce or increase minimum wages. Employment and health care law changes and the increase in inflation may also increase the cost of provided health care and other employment benefits expenses.
Impact: Restricted availability and price volatility of commodities may result in supply shortages and unexpected increases in costs for raw materials and packaging for the Group’s products, which may affect the Group’s results of operations and financial condition.
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
The Group has not always been able to, and in the future may not be able to, increase prices to offset increased costs without suffering reduced sales volume and revenue. In the absence of compensating for increased costs through pricing, significant increases in raw material, packaging and employment costs above inflation will impact product margins, leading to lower profits and negatively affecting the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans.
Risk: Failure to retain key personnel or to attract and retain skilled talent
Description: The Group relies on a number of highly experienced employees with detailed knowledge of the tobacco and nicotine industry and other areas of focus for the Group (including New Categories and Beyond Nicotine). Similarly, the Group is dependent on its ability to identify, attract, develop and retain such qualified personnel in the future. The Group is also dependent on external hires to ensure it is equipped with the right new business-critical capabilities and knowledge to accelerate transformation. BAT anticipates that this trend will continue and therefore the ability to continue to build awareness, increase reach and ultimately attract the new target audience remains a primary focus.
There are shifts in the career development expectations of employees, from a traditional one company long tenure approach to a much shorter tenure focused on critical experiences and challenges. Furthermore, broader economic and sustainability trends (e.g. Group delivery against sustainability-related ambitions, volatility in remuneration outcomes linked to Group’s share price) may impact the Group’s ability to retain key employees and may increase competition for highly talented employees. Whilst the Group is enhancing its effort on retaining critical capabilities and knowledge, building the right leadership behaviour and organisational culture, and focusing on employee development and engagement, the retention risk of experienced employees remains an area requiring management attention. Furthermore, if the Group were to fail to introduce appropriately leveraged and differentiated pay-for-performance for key employees, this may exacerbate the risk of not retaining such key personnel and attracting appropriately skilled talent in the future. This may expose the Group to the risk of not being able to conduct future succession planning successfully.

British American Tobacco p.l.c. Form 20-F 2025
Impact: If the Group is unable to retain its existing key employees, fails to attract and retain skilled talent in the future, critical positions may be left vacant, resulting in a failure to retain and advance critical business knowledge required for its transformation, as well as adversely impacting the Group’s results of operations, financial condition and achieving broader business objectives, such as its sustainability ambitions.
High voluntary employee turnover may also reduce organisational performance and productivity, leading to further adverse impact on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans.
Risk: Disruption to the supply chain and distribution channels
Description: The Group has adopted an increasingly global approach to managing its supply chain, including distribution channels. Disruption to the Group's supply chain may be caused by various factors, including, but not limited to, disruption to suppliers’ operations or to distribution channels, and the deterioration in the financial condition of a trading partner. Such disruption may also be caused by a cyber events, global health crises, political tensions, wars, strikes, riots, civil commotion, major fires, severe weather conditions or other natural disasters which affect manufacturing or other facilities of the
Group’s operating subsidiaries or those of their suppliers and distributors. We have experienced such disruptions in the past, including recently in Sudan and
Ukraine due to the ongoing conflicts there. In certain geographic areas where the Group operates, insurance coverage may not be obtainable on commercially reasonable terms, if at all. Coverage may be subject to limitations, or the Group may be unable to recover damages from its insurers. The Group foresees a heightened level of risk of disruption in our New Categories supply chain because it is multi-tiered and complex in sourcing and distribution.
Disruption may also be caused by the spread of infectious disease (such as the COVID-19 pandemic) or by a deterioration/shortage in labour or union relations, disputes or work stoppages or other labour-related developments within the Group or its suppliers and distributors. The ongoing organisational structure review and transition of key responsibilities to third party strategic partners also exposes BAT to new risk of disruption. In addition, the Group’s operating subsidiaries may not be able to establish or maintain relationships on favourable commercial terms with their suppliers and distributors, or at all. In some markets, distribution of the Group’s products occurs through third-party monopoly channels, often licensed by governments. The Group may be unable to renew these third-party supplier and distribution agreements on satisfactory terms for many different reasons, including government regulations or sustainability considerations. There are also some product categories for which the Group does not have surplus production capacity or where substitution between different production plants is impractical and this may cause further disruption to our supply chain. Consolidation of global suppliers and certain distributors that control large geographies may reduce the Group’s availability of alternatives and negatively impact the Group’s negotiating power with key suppliers and distributors. These risks are particularly relevant in jurisdictions where the Group’s manufacturing facilities are more concentrated or for certain product categories where production is more centralised.
Impact: Any disruption to the Group’s supply chain and distribution channels has from time to time had, and could have, an adverse effect on reputation, the results of operations and financial conditions of the Group through failures to meet shipment demand, contract disputes, increased costs, loss of market share and inability to reinvest into Smokeless products and support harm reduction agenda and cause the Group to fail to deliver on its strategic growth plans.
Risk: Failure to uphold the high standard of sustainability management, performance and reporting
Description: Stakeholder expectations of, and regulatory requirements for, the Group’s sustainability management, performance and reporting are continually evolving. The Group is exposed to risks arising from failure to have the appropriate internal standards, strategic plans and governance, compliance, monitoring and reporting mechanisms in place to ensure it can identify emerging issues, meet external expectations (including sustainability targets) and comply with applicable requirements.
Impact: Failure to uphold high standards of sustainability management and performance or to provide transparent and consistent reporting, in line with applicable requirements and broader stakeholders expectations, could significantly impact the Group’s reputation or compliance position, and reduce investor confidence. Poor performance across any aspect of sustainability, such as a failure to sufficiently address climate change-related risks, expectations and requirements, or human rights impacts across the Group’s own operations and supply chain, could result in reputational damage, increased costs and regulatory sanction, litigation, difficulty in attracting and retaining talent, or decrease in consumer demand for our products.
Current or future allegations of greenwashing and healthwashing, as a result of failure to responsibly and transparently market our products and communicate our sustainability achievements and position, could result in reputational damage, litigation and regulatory sanction. Please refer to note 31 in Part III - Item
18 Notes on the Accounts for details of such actions applicable to the Group.
Risk: Inability to obtain adequate supplies of tobacco leaf
Description: The Group purchases significant volumes of packed leaf each year. Tobacco leaf, as any other agricultural commodity, can be impacted by a variety of external factors. Like any other agricultural supply chain, the tobacco leaf supply chain can be particularly vulnerable to a range of challenges, including climate change, weather-related events, such as drought, floods and other natural disasters, increasing demand for land and natural resources, rural poverty, social inequality, child labour and ageing farmer populations. Tobacco production in certain countries is also subject to a variety of controls, including regulation affecting farming and production control programmes, and competition for land use from other agriculture commodities. Such controls and competition can further constrain the production of tobacco leaf, raising prices and reducing supply.
The Group recognises the above and any combination of those, as risks to our tobacco leaf supply chain.
Impact: Restricted availability of tobacco leaf may prevent the Group from accessing sufficient tobacco leaf that meets its volume, quality and sustainability requirements. This could lead to an impact on the quality of the Group's products to a level that may be perceptible by consumers and may impact the
Group's ability to deliver on consumer needs. The Group’s sustainability commitments may restrict the sources we can buy from, which would result in an imbalance in supply and demand potentially causing incrementally higher tobacco prices. Higher tobacco leaf prices would result in increased raw material costs and have an adverse effect on the Group's financial condition. The Group may also experience reputational damage from not adequately managing its sustainability priorities like climate change, protection of natural resources, including forests, and human rights in our leaf supply chain, which may restrict suppliers’ willingness to do business with us.
Risk: Exposure to product contamination
Description: The Group may experience product contamination, whether by accident or deliberate malicious intent, during supply chain or manufacturing processes, or may otherwise fail to comply with the Group’s quality standards. The Group may also receive threats of malicious tampering.
Impact: Product contamination or threats of contamination may expose the Group to significant costs associated with recalling products from the market or temporarily ceasing production. In addition, adult tobacco consumers may lose confidence in the specific brand affected by the contamination, resulting in reputational damage and a loss of sales volume and market share. The Group could be subject to liability and costs associated with civil and criminal actions as well as regulatory sanctions brought in connection with a contamination of the Group’s products. Each of these results may in turn have an adverse effect on the Group’s results of operations, financial condition and reputation and cause the Group to fail to deliver on its strategic growth plans.
Risk: Failure to successfully design, implement and sustain an integrated operating model and future-fit organisation
Description: The Group is undertaking transformation initiatives to remain competitive and relevant in a rapidly evolving global environment. These initiatives aim to simplify the organisation, use partners for outsourced services, enhance agility, and embed a future-fit operating model. The objective is to improve profitability and productivity through standardisation of processes, centralised services, and technology-enabled efficiencies, while supporting strategic priorities such as New Categories sustainable growth and Beyond Nicotine. Failure to effectively design, implement, and sustain these organisational and operational changes, due to complexity, resource constraints, governance gaps, or resistance to change, could undermine the Group’s ability to deliver its long-term strategy.

British American Tobacco p.l.c. Form 20-F 2025
Impact: Failure to deliver and embed these transformation initiatives could lead to increased costs, delayed benefit realisation, operational disruption, and reduced organisational effectiveness. This may result in employee dissatisfaction, decreased trading performance, loss of institutional knowledge and reduced market share. Inability to develop governance process models in line with the Group’s evolving business strategy may result in the failure to achieve sustainable multi-category long term growth including capturing additional productivity gains and achieving sustainability goals which may in turn have an adverse effect on the Group’s results of operations and financial condition.
Risk: Inability to transition to a future-fit ERP platform
Description: The Group’s core transactional system, TaO (central SAP ERP system), is transitioning to SAP S/4HANA, with the clear objective of completing this modernization by the end of 2030. This initiative is structured as a phased roll-out, so that business operations remain resilient and future-
ready throughout the process. By leveraging SAP’s Fit-to-Standard approach, the Group aims to minimize customization and complexity, supporting a seamless upgrade and alignment with the Group’s digital transformation goals. The transition is designed to deliver enhanced data analytics, streamlined operations, and a scalable platform that meets evolving business needs, with the majority of Group entities scheduled to migrate ahead of 2030.
Impact: Failure to successfully evolve and transition to S/4HANA in a timely manner could result in increased operational costs, technical debt, and challenges in maintaining compliance and supporting evolving business needs. Persistent delays may impact the Group’s ability to fully leverage new capabilities, achieve real-time analytics, and deliver its strategic objectives, with potential consequences for financial performance and stakeholder confidence. This may in turn have an adverse effect on the Group's results of operations and financial condition and cause the Group to underperform on the delivery of its strategic growth plans.
Risk: Failure to manage the Group’s climate change-related risk
Description: The Group is exposed to direct and indirect adverse impacts associated with physical climate change-related risks, across its global operations and supply chain. Climate change may cause acute physical risks (such as more frequent and severe weather events), or chronic risks (such as those related to longer-term shifts in climate patterns and temperatures). These impacts could lead to reductions in the supply and quality of tobacco leaf and other physical goods and cause transport and logistics disruptions in our supply chains.
The Group may also experience adverse impacts associated with transition climate change risks, associated with the move to a low carbon economy (such as emissions-related regulations and additional taxes applicable to its operations and its supply chain, changing markets and emerging technologies).
As climate change policy, legislation and reporting requirements further evolve, companies need to effectively identify, assess, monitor and mitigate associated risks. Failure to do so could lead to BAT scoring lower in sustainability ratings and indices used by financial sector in making investment decisions. Conversely, environmental policy changes in particular jurisdictions could result in a negative perception of our management of climate risk.
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
Impact: Disruption to the Group’s agricultural and/or non-agricultural supply chain or product distribution channels have had, and could have, an adverse effect on its operations and financial condition through failures to meet product demand, contract disputes, increased costs, loss of market share and interruption to the business and supply chain. Extreme temperatures and severe weather events could be harmful for employees, creating health and safety risks, and affect our factories’ productivity.
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
Besides increased costs associated with climate change regulation and additional reporting obligations, non-compliance with climate change legislation
(including reporting requirements) could reduce BAT’s ability to attract investors, result in reputational damage and potentially regulatory sanctions. Poor results in sustainability ratings and indices used by the financial sector may impact investors’ decisions, and thereby increase the cost of capital or negatively impact share price.
Failure to meet current and future employees’ expectations concerning the Group’s actions to mitigate and adapt to climate change may negatively impact the retention and attraction of high-quality employees.
Risk: Failure to manage the Group’s circularity risk
Description: The Group is exposed to risks associated with the move towards an increasingly circular business model, driven by internal and external factors. These include product-related regulatory risks, such as product design/disassembly requirements, market access, loss of market share, sourcing risk and Extended Producer Responsibility (EPR) requirements.
As circular economy-related policy, legislation and reporting requirements further evolve, companies need to effectively identify, assess, monitor and mitigate associated risks. Failure to do so could lead to BAT scoring lower in sustainability ratings and indices used by the financial sector in making investment decisions.
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
Impact: Consumer and customer expectations may influence their purchasing decisions and lead them to seek alternative product offerings. An inability to develop and commercialise products, packaging or value chain sustainability innovations in line with demand or less well than competitors (including failures to adequately predict changes in consumer and societal behaviour and expectations and reflect them in the product portfolio) could lead to missed commercial opportunities, under- or over-supply, loss of competitive advantage, loss of market share, unrecoverable costs and the erosion of the Group’s consumer base or brand equity. Product design decisions and the efficacy of Take-Back and consumer awareness schemes could have an impact on the
Group’s EPR risks and obligations.
Non-compliance with product circularity legislation (including reporting requirements) could reduce BAT’s ability to attract investors, result in reputational damage, potentially regulatory sanctions and loss of market access. Poor results in sustainability ratings and indices used by the financial sector may impact their investment decisions, and thereby increase the cost of capital or negatively impact share price.
Failure to meet current and future employees’ expectations concerning the Group’s actions to address product circularity matters may negatively impact the retention and/or attraction of high-quality employees.

British American Tobacco p.l.c. Form 20-F 2025
Risk: Impact of a pandemic or other global health crises on the performance of the Group
Description: The Group continues to closely monitor the potential for disruption arising from pandemics, the most recent having been the coronavirus
(COVID-19) pandemic, or other global health crises. Consequences may include significant logistical challenges for employees and their ability to perform their duties, potential loss of life or significant level of illness in the workforce, inability to deliver revenue stream and market share targets, impacting profits and cash flows, and disruption to the supply chain and third parties being unable to deliver contractual goods and services. In addition, some countries in which the Group operates have adopted in the past, and may adopt in the future, regulations restricting the ability to manufacture, distribute, market and sell products during such crises.
Impact: The influence of COVID-19 was at that time, and the influence of future variants, other pandemics or other global health crises on the Group's operations and financial condition is difficult to predict given the wide range of determining factors, not least the nature of the pandemic/virus, its speed of infection, geographical scope, and duration.
The impact of a pandemic or other global health crisis on global economic activity and the nature and severity of measures adopted by governments are numerous. The impact on the Group includes:
–Reductions or volatility in consumer demand for one or more of our products due to illness, retail closures, quarantine or other travel restrictions, health consciousness (quitting use of tobacco and nicotine products), government restrictions, the deterioration of socio-economic conditions, economic hardship and customer-downtrading (switching to a cheaper brand), which may impact the Group’s market share.
–Disruptions to the Group’s operations, such as its supply chain, or manufacturing or distribution capabilities, which may result in increased costs due to the need for more complex supply chain arrangements, to expand existing facilities or to maintain inefficient facilities, a reduction of the Group’s sales volumes or an increase in bad debts from customers.
–Disruption to the Group’s operations resulting from a significant number of the Group’s employees, including employees performing key functions, working remotely for extended periods of time or becoming ill, which may reduce the employees’ efficiency and productivity and cause product development delays, hamper new product innovation and have other adverse effects on the Group’s business. This also applies to activities that are performed by the employees of our outsourced service providers.
–Significant volatility in financial markets (including exchange rate volatility) and measures adopted by governments and central banks that further restrict liquidity, which may limit the Group’s access to funds, lead to shortages of cash and cash equivalents needed to operate the Group’s business, and impact the Group’s ability to refinance its existing debt.
–Regulations restricting the ability to manufacture, distribute, market and sell products, and potentially increasing illicit trade.
–Governments seeking to increase revenues through increased corporate taxes and excise in combustible and/or New Category products, increasing the cost and prices of our products – which could reduce volumes and margins, and/or increase illicit trade.
While some negative effects caused by COVID-19 materialised in several End Markets during the pandemic years, including reduced demand due to temporary smoking bans, lockdown restrictions, increased border checks and change in consumer behaviours, none of these had a material effect on the
Group’s overall profitability. However, all of the above factors may have material adverse effects on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. The difficulty in predicting future pandemics exacerbates this risk.
Risk: Exposure to sustained and organised reputational activism and public campaigns
Description: As a global tobacco and nicotine company, the Group is exposed to the risk of coordinated activism and public campaigns, both online and offline, by non-governmental organisations (NGOs), advocacy groups, consumers, shareholders, and other groups. These campaigns may target the Group’s operations, product portfolio (including New Categories), supply chain, or sustainability positioning, and can take the form of social media activism, protests, adverse media coverage, or shareholder resolutions.
Impact: Reputational activism has the potential to influence investor confidence and share price, trigger regulatory scrutiny or legal challenges, disrupt operations or product distribution, and harm the Group’s employer brand and ability to attract talent. These outcomes could have an adverse effect on the
Group’s results of operations and financial condition and cause the Group to underperform on the delivery of its strategic growth plans. The evolving nature and intensity of activism, driven by shifting societal expectations and increased sustainability scrutiny, could damage the Group’s reputation, limit stakeholder trust, and disrupt business operations.
Legal, Regulatory and Compliance Risks
Risk: Exposure to, the enactment of, proposals for, or rumours of regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products and/or the lack of appropriate regulation for New Categories
Description: The tobacco and nicotine industry is one of the most highly regulated in the world, with manufacturers required to comply with a variety of different regulatory regimes across the globe. Most of these regulations, whether already in place or proposed, can be categorised as follows:
–Category bans: Prohibitions on the sale, import, possession, or use of specific products;
–Product Regulations: On use of ingredients, product design and attributes (e.g. nicotine limits or flavours), as well as product safety standards and product disclosure requirements;
–Packaging and labelling: Requirements for health warnings and other government-mandated messages to be printed on packaging, as well as requirements around pack shape, size, colour and weight or plain packaging requirements;
–Advertising and sponsorship: Partial or total bans on advertising, promotions and sponsorships for products, as well as brand stretching (the association between a tobacco and a non-tobacco product by using the same tobacco branding on the non-tobacco product);
–Retail: Restrictions on the number of retailers and/or where tobacco and non-tobacco nicotine products can be sold, such as the types of outlets (e.g.
supermarkets, online, etc.), and restrictions on how they can be sold (e.g. above-the-counter versus below);
–Place: Bans on smoking or vaping in certain places;
–Price: Regulations which affect prices of tobacco and non-tobacco nicotine products, such as excise taxes and minimum pricing; and
–Responsibility: Obligations under Extended Producer Responsibility schemes (e.g. cigarette waste clean-up) and measures to combat illicit trade.

British American Tobacco p.l.c. Form 20-F 2025
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
–Irresponsible behaviour or marketing practices by competitors, particularly in markets where appropriate regulation is lacking, or actions that violate existing regulations, may cause reputational harm to the industry and result in disproportionate regulation or bans.
–Pressure on governments from international organisations, agencies, tobacco control NGOs, influential national regulators, and the private sector—
including philanthropists, pharmaceutical companies, security technology firms, and social justice groups—may drive the pursuit of regulatory policies intended to harm the tobacco and nicotine industry.
–Regulators may also have a limited understanding of New Category products and their potential role in tobacco harm reduction. Concerns about underage access and the environmental impact of these products can further increase the risk of inappropriate regulation.
From a compliance perspective, the Group may fail to implement appropriate control measures or maintain adequate standards of compliance with regulatory requirements or Group-internal policies. For example, in 2024, we identified two incidents of non-compliance with local marketing regulations resulting in a fine or penalty.
Insufficient information, instruction, and training in relevant areas—combined with limited awareness or understanding of applicable regulations, including those relating not only to tobacco and nicotine but also to environmental or other technical standards—may heighten these risks. In addition, failure to monitor, assess, and implement new or updated regulatory requirements could further exacerbate compliance challenges.
Beyond legal requirements, the Group also maintains several global policies that may impose higher obligations or standards than those mandated by local regulatory regimes, such as commitments under the Group’s Responsible Marketing Framework.
Combustible Products
With respect to combustible tobacco products, many of the measures outlined in the World Health Organization’s Framework Convention on Tobacco
Control (FCTC) have been, or are in the process of being, implemented through national legislation across numerous markets in which the Group operates.
This includes the adoption of certain non-legally binding recommendations, such as plain packaging requirements and restrictions or bans on characterising flavours.
The Eleventh Session of the Conference of the Parties to the WHO FCTC (COP11) took place in November 2025. Parties adopted a decision inviting consideration of forward-looking measures beyond the current FCTC; however references to an endgame strategy and a ban on filters were removed from the final text. Parties were also encouraged to strengthen environment-related measures covering tobacco and nicotine product components, implement “effective tobacco tax policies” and consider voluntary increases in international financial support for FCTC implementation.
Parties were unable to reach consensus on several key areas, including Articles 9 and 10 (regulation of product contents and disclosure), harm-reduction policy, and a Brazil-led proposal to extend the FCTC’s scope to pouches and vapour products. These negotiations have been deferred until COP12.
Ahead of COP12, which is scheduled to take place in Armenia in 2027, the Secretariat has been tasked with developing a self-assessment tool for Parties, preparing a report on liability-related policy options, and assessing the funding gap for FCTC implementation. Several Parties emphasised regulatory sovereignty and the importance of continued dialogue on harm-reduction approaches and the role of new products.
In the U.S., the Food and Drug Administration (FDA) announced its intention to ban menthol as a characterising flavour in cigarettes. The Biden
Administration’s Fall 2023 Unified Agenda anticipated issuance in March 2024 of a final rule to ban menthol as a characterising flavour in cigarettes;
however, in April 2024 the Biden Administration indicated that a final rule would take significantly more time. The current Trump Administration has withdrawn the rule from the Office of Management and Budget and it is currently held pending the new administration’s reconsideration of regulations advanced by the Biden Administration. On 15 January 2025, in the final days of the outgoing Biden Administration, the FDA issued a proposed product standard whereby the agency would limit nicotine level in cigarettes following a two-year effective date from publication of any final rule. Although the
Spring 2025 Unified Agenda from 4 September 2025 no longer lists the proposed rule on the Long-Term Actions list and instead designates it as
‘withdrawn’, there can be no assurance that this or a future Administration may re-introduce a rule to ban menthol as a characterising flavour in cigarettes.
Traditional leaders in tobacco control, such as the United Kingdom, continue to advance stringent regulatory measures. The UK’s Tobacco and Vapes Bill—
where the legislative process is still ongoing—includes provisions for a generational sales ban (GSB), which would prohibit the sale of tobacco products to individuals born after a specified year. This concept was first introduced in New Zealand but was subsequently repealed before it took effect. The Maldives has enacted similar legislation, while the Turkish, Australian, Irish and Norwegian governments are among those reported to be evaluating comparable measures to various degrees.
Preparations for a revised European Union (TPD) are also progressing. Should the process for a third iteration (TPD3) be initiated, it is anticipated that discussions may encompass additional measures such as the introduction of plain packaging requirements for combustible tobacco products, among others.
Smokeless Products (including New Categories)
Transformative regulations, including forward-thinking policies for Smokeless products, are essential to Build a Smokeless World and deliver governments’
smoke-free ambitions.
The Group believes that the development of regulations for Smokeless products should follow the below principles:
–Be based on science and evidence and proportionate to the product's risks compared with those of combustible tobacco;
–Facilitate adult awareness of smokeless alternatives and allowing adult-only access;
–Ensure product quality, environmental sustainability, and consumer relevance;
–Enable effective enforcement.
From a global perspective, regulation continues to evolve, and public policy approaches vary significantly across jurisdictions. While some regulators have adopted measures consistent with the principles previously described, others are considering applying the same regulatory frameworks used for combustible tobacco products to Smokeless alternatives. A number of countries, including the Netherlands, Belgium, France and Germany, have implemented or have passed regulations to ban Modern Oral products, either through provisions banning their sale outright, or via classification as foodstuffs, meaning their sale is de facto prohibited. In some European countries, such as Spain and Luxembourg, authorities have sought to restrict the sale of nicotine pouches by setting maximum nicotine limits at levels so low that the products become unsatisfying for consumers. It is considered likely that tobacco-free nicotine pouches will be regulated at a European level as part of the next revision of the Tobacco Products Directive. It is also possible that Herbal Products for Heating could be addressed in the TPD.
The primary drivers behind many recent regulatory initiatives targeting New Category products remain scepticism about the reduced-risk potential of smokeless products, the prevention of underage appeal and nicotine addiction and the mitigation of environmental impacts. These concerns are frequently cited in as reasons for legislative proposals to restrict or prohibit flavours in vapour products and, more recently, to ban disposable devices.
Regarding the U.S., and considering the risks associated with the FDA process, on 12 October 2021, the FDA issued its first Marketing Granted Orders
(MGOs) for tobacco-flavoured Vuse Solo and Vuse Solo power units. On the same date, Reynolds American companies received Marketing Denial Orders

British American Tobacco p.l.c. Form 20-F 2025
(MDOs) for the flavoured (non-menthol and non-tobacco) Vuse Solo products. R. J. Reynolds Vapour Company has since secured a court-ordered stay of these MDOs, which remains in place. While a series of MGOs for tobacco-flavoured products have been granted, including recent MGOs for Vuse Alto
“Golden” and “Rich” tobacco-flavoured Vapour products, MDOs have also been issued (and may be issued in the future) for non-tobacco flavoured products, including menthol flavoured Vuse Alto. This reflects the risks associated with products that contain flavours outside of tobacco, which are currently subject to court challenges. As it pertains to menthol, on 20 August 2025, the Fifth Circuit granted a joint motion to hold the case in abeyance for nine months to allow the FDA to review a new Vuse Alto menthol PMTA, which means the stay of the MDO remaining in place for at least nine months.
However, there can be no assurance that we will ultimately be successful and receive an MGO.
In the specific case of Modern Oral products, the FDA announced the launch of a pilot programme to increase efficiency and streamline the PMTA review process for Modern Oral products, which includes a specific subset of pending product applications from Reynolds American companies and other manufacturers. The FDA states the pilot will feature real-time communication between FDA and applicants with the goal of providing more frequent feedback and shorter review timeframes. However, there can be no assurance that our PMTA applications will be granted.
Finally, beyond the differing market approaches to the regulation of New Category products, the lack of harmonisation across jurisdictions presents an additional challenge for the sector. Greater alignment in regulatory standards and the establishment of a consistent framework across markets would be beneficial from a business perspective, supporting a more predictable, transparent, and efficient operating environment.
Beyond Nicotine
As the Group also looks to Beyond Nicotine products including CBD and cannabis (in connection with its investments in Organigram, Sanity Group and
Charlotte's Web), it may be subject to additional regulation and these products might not be scalable on a global basis given varying degree of regulation.
Please refer to the discussion of tobacco and nicotine regulatory regimes under which the Group’s businesses operate set out from page 23.
Impact: Extreme regulatory measures, impacting one or more Smokeless and/or combustible tobacco and/or Beyond Nicotine products, could adversely affect volume, revenue and profits, as a result of restrictions on the Group’s ability to sell and differentiate its products or brands, leverage price, innovate, make scientific claims, and make new market entries. In addition, new regulations and lack of standards harmonisation among markets could lead to greater complexity, as well as higher production and compliance costs.
As an example, through the acquisition of Reynolds American Inc., the Group acquired the Newport brand, the leading menthol cigarette brand in the U.S., the Group’s largest single market. The sales of Newport, together with the other menthol brands of the Group’s operating subsidiaries, represent a significant portion of the Group’s total net sales. Any action by the FDA or any other governmental authority, including states and localities, banning or materially restricting the use of menthol in tobacco products (such as the previously proposed FDA ban on menthol cigarettes) could have a significant negative impact on sales volumes which would, in turn, have an adverse effect on the results of operations and financial position of the Group.
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
market) and undermine our ability to compete and develop our products profitably while encouraging consumers to switch to alternative products. As BAT always seeks to comply with regulations, such disproportionate regulation that lacks robust enforcement measures reduces BAT’s ability to compete on equal terms with less responsible industry actors, who disregard or deliberately do not comply with local law and regulations. For example, California’s 2022 flavour ban on all tobacco and nicotine products disrupted the market along with discouraging adult combustible consumers from switching to reduced-risk*†
New Categories.
There is a risk that environmental and sustainability regulations, such as EPR schemes for cigarette manufacturers, will continue to impact New Category products, especially if the EU EPR schemes for New Category products are picked up by more countries outside of EU. As a reflection of the real or perceived impact of stricter regulation of our business, the Group's share price has also experienced, and could in the future experience, shocks upon the announcement, expectation or enactment of restrictive regulation. All these effects may have an adverse effect on the Group's results of operations and financial conditions or share price and cause the Group to fail to deliver on its strategic growth plans.
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
Finally, and considering the significant number of regulations that may apply to the Group’s businesses across the world, the Group is and may in the future be subject to claims for breach of such regulations. Government authorities (such as the FDA), organisations or even individuals may allege that our marketing activities do not comply with the relevant laws and regulations. As such, the Group could be subject to liability and costs associated with civil and criminal actions as well as regulatory sanctions, fines and penalties brought in connection with these allegations. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims and allegations, including potential adverse impact on the treatment by the FDA of the Group ‘s PMTAs in the U.S. Each of these results may in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans.
Risk: Adverse implications of EU legislation on single-use plastics that will result in on-pack environmental warnings and financial implications relating to the Extended Producer Responsibility (EPR)
Description: The EU adopted a Directive on single-use plastics in July 2019 (the SUP Directive) which, among other products, targets tobacco products with filters containing plastic. The Cellulose Acetate in our filters is defined as a single-use plastic under the Directive and, as such, the Directive will have an impact on the Group’s cigarettes, filters for other tobacco products and consumables for THPs and Heated Herbal Products (HHPs) (the latter, although not a tobacco product, has the same filter as THP, thus the Group’s decision is to include it in the EPR scope).
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

British American Tobacco p.l.c. Form 20-F 2025
Member States had to transpose the SUP Directive into national law by 3 July 2021, with an implementation deadline of 5 January 2023 for EPR schemes. In practice, some Member States are still late on transposition and implementation, with the practical consequence that EPR schemes will go live with several months delays in some Member States. The European Commission was also late in its issuance of guidelines on the criteria for the costs of cleaning up litter, which should have been issued prior to the anticipated implementation deadline for EPR schemes and in fact were only published in October 2025. This introduced further difficulties and uncertainty in the design and setting-up of EPR schemes. When transposing the SUP Directive into national law, Member
States could decide to expand the scope of EPR systems under their respective national laws, which may expose the Group to additional regulations and financial obligations. This is the case in France, where EPR implementation has already occurred with an expansion of the scope to include non-plastic filters for RYO products. Proposed regulations are still being discussed in some countries, i.e. in Belgium, the Netherlands, and Romania. It is worth noting that although the current SUP Directive has not yet been fully transposed, it is undergoing an evaluation and public consultation which was launched in Q4 2025.
This process could ultimately lead to a revision of the directive, adding another layer of uncertainty and potential financial implications. The European
Commission has announced that it will consider options for binding measures to reduce filters and seems to be seeking coherence between SUP Directive and FCTC.
It is noted that there is a growing level of scrutiny on the use of single-use plastic across the world and a number of other markets in which the Group operates are considering ways to restrict (or ban) the use of filters made of plastic and/or introduce EPR schemes covering other plastic elements in our products beyond filters for traditional products and/or New Categories products.
Impact: The financial implications of existing and future EPR schemes will increase administrative burdens and operating costs and may have an adverse effect on the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Failure to deliver appropriate EPR schemes may lead to imposition of the schemes by the local authorities at a higher cost to the Group, adversely impacting the Group’s results of operations, financial condition and reputation.
Risk: Exposure to litigation, regulatory action or criminal investigations on tobacco, nicotine, New Categories and other issues
Description: The Group is involved in litigation related to its tobacco and nicotine products, including legal, regulatory and patent actions, proceedings and claims, brought against it in a number of jurisdictions. Claims brought against the Group may be based on personal injury (both individual claims and class actions), economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments), patent infringement (please refer to the risk factor under “Product pipeline, commercialisation and Intellectual Property risks, Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights” below), negligence, strict tort liability, design defect, failure to warn, fraud, misrepresentation, deceptive/unfair trade practices, conspiracy, medical monitoring, securities law violations and violations of antitrust/racketeering laws. Sustainability-related litigation and regulatory action may also be brought against the Group.
Certain actions, such as those in the U.S. or the recently resolved proceedings in Canada, involve claims in the tens or hundreds of billions in sterling. The
Group is also involved in proceedings that are not directly related to its tobacco and nicotine products, including proceedings based on environmental pollution claims.
Additional legal and regulatory actions and investigations, proceedings and claims may be brought against the Group in the future. The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption, at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate.
There are instances where the Group investigates or where Group companies are cooperating with relevant national competition authorities in relation to competition law investigations and/or where the Group engages in legal proceedings at the appellate level. In addition, the Group is, and may in the future be, subject to investigations or legal proceedings in relation to, among other things, its marketing, promotion or distribution activities in respect of its products.
As such, the Group or Group companies, could be subject to liability and costs associated with any damages, fines, or penalties brought in connection with these investigations or legal proceedings.
Impact: The Group’s consolidated results of operations and financial position could be materially affected by any unfavourable outcome of certain pending or future litigation. In addition, an injunction arising from certain litigation outcomes may restrict the Group’s ability to sell specific products and fail to deliver on its strategic growth plans. The Group could be exposed to substantial liability, which may take the form of ongoing payments, such as is the case with the State Settlement Agreements in the U.S. and the Approved Plans in Canada described below that require substantial ongoing payments by Group subsidiary, RJRT. Whether successful or not, the costs of the Group’s involvement in litigation could materially increase due to costs associated with bringing proceedings and defending claims, which may also cause operational and strategic disruption by diverting management time away from business matters. Liabilities and costs in connection with litigation could result in bankruptcy of one or more Group entities. For example, following a judgement in
Canada, certain of the Group's Canadian subsidiaries filed for protection under the Companies' Creditors Arrangement Act (CCAA). Although the Group's
relevant Canadian subsidiaries emerged from CCAA, subject to the Approved Plans, there can be no assurance that in the case of future judgments or settlements of litigation the Group or Group entities will be able to emerge from such proceedings outside of bankruptcy. Moreover, the Approved Plans require the Group’s relevant Canadian subsidiaries to make substantial ongoing payments to the former plaintiffs. Any negative publicity resulting from these claims may also adversely affect the Group’s reputation or share price. Please refer to notes 24 and 31 in Part III - Item 18 Notes on the Accounts for details of contingent liabilities respectively provisions applicable to the Group.
Risk: Significant and/or unexpected increases or structural changes in tobacco and nicotine-related taxes
Description: Tobacco and nicotine products are subject to high levels of taxation, including excise taxes, sales taxes, import duties and levies in most markets in which the Group operates. In many of these markets, taxes are generally increasing, but the rate of increase varies between markets and between different types of tobacco and nicotine products. Increases in, or the introduction of new, tobacco and nicotine-related taxes may be caused by a number of factors, including fiscal pressures, health policy objectives and increased lobbying pressure from anti-tobacco advocates.
With respect to New Categories, although a common framework for regulation and taxation has yet to emerge, the manufacture, sale, packaging and advertising of such products are increasingly being regulated and taxed.
The EU Tobacco Excise Directive is in the process of being revised. However, there is no set timetable. The EU Commission shared its proposal in July
2025. It will not, however, be agreed by the Member States and enter into force until 2028 or later.
In certain markets, specific tax measures have had a substantial impact on industry dynamics, for example, the significant excise increase and change to the minimum retail price framework implemented in Bangladesh in January 2025.
Impact: Significant or unexpected increases in, or the introduction of new, tobacco-related taxes or minimum retail selling prices, changes in relative tax rates for different tobacco and nicotine products or adjustments to excise have in the past resulted, and may in the future result, in the need for the Group to absorb such tax increases due to limits in its ability to increase prices, an alteration in the sales mix in favour of value-for-money brands or products, or growth in illicit trade, each of which could impact pricing, sales volume and profit for the Group’s products. Significant or unexpected increases of tobacco-
related taxes could also impact the Group's ability to invest in, develop, commercialise and deliver New Category products, and to deliver the corporate purpose of harm reduction.

British American Tobacco p.l.c. Form 20-F 2025
Risk: Failure to comply with health and safety and environmental laws
Description: The Group is subject to a variety of laws, regulations and operational standards relating to health and safety and the environment.
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
Impact: Any failure by the Group to comply with applicable health and safety or environmental laws, or the exposure to the consequences of a perceived failure, could result in business disruption, reputational damage, difficulties in recruiting and retaining staff, increased insurance costs, consequential losses, the obligation to install or upgrade costly pollution control equipment, loss of value of the Group’s assets, remedial costs and damages, fines and penalties as well as civil or criminal liability. Each of these circumstances could in turn adversely impact the Group’s results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans.
Risk: Exposure to unfavourable tax rulings
Description: The Group is subject to tax laws in a variety of jurisdictions. The Group‘s interpretation and application of the tax laws could differ from those of the relevant tax authority, which may subject the Group to claims for breach of such laws, including for late or incorrect filings or for misinterpretation of rules. Tax authorities in a variety of jurisdictions, such as the Netherlands and Brazil, have assessed, and may in the future assess, the Group for historical tax claims, including interest and penalties, arising from disputed areas of tax law. The Group is currently party to tax disputes in a number of jurisdictions, some of which involve claims for amounts in the hundreds of millions in sterling. Please refer to note 31 in Part III - Item 18 Notes on the Accounts for details of contingent liabilities applicable to the Group.
Impact: The Group’s failure to comply with the relevant tax authority’s interpretation and application of the tax laws could result in significant financial and legal penalties, including the payment of additional taxes, fines and interest in the event of an unfavourable ruling by a tax authority in a disputed area, as well as the payment of dispute costs, or in connection with settlements of such disputes. Disruption to the business could occur as a result of management’s time being diverted away from business matters. In certain cases, unfavourable outcomes may also lead to regulatory actions, such as license withdrawals, which could disrupt production or distribution activities. Each of these results could negatively affect the Group’s reputation, results of operations and financial condition, and cause the Group to fail to deliver on its strategic growth plans.
Risk: Exposure to potential liability under competition or antitrust laws
Description: According to the Group’s internal estimates, the Group is a leader by volume and/or value in certain categories in a number of countries in which it operates and/or is one of a small number of tobacco and/or New Categories companies in certain other categories in which it operates. The Group has had antitrust infringement decisions imposed against it in the past and is subject to ongoing investigations (please refer to note 31 in Part III - Item 18
Notes on the Accounts for details of contingent liabilities applicable to the Group). The Group may be subject to investigation, inquiry and/or litigation for alleged abuse of its position in categories in which it has significant presence, alleged collusion/anti-competitive arrangements with other market participants, and/or for other alleged competition law infringements and/or market features. Competition/antitrust laws continue to evolve globally with increasingly strict enforcement.
Impact: Investigations (and/or litigation) for alleged violation of competition or antitrust laws, and any adverse decision as a result of such investigations and/or litigation, may result in significant legal liability, fines, penalties, repayment orders and/or damages actions; criminal sanctions against the Group, its officers and employees; increased costs, prohibitions on conduct of the Group’s business; forced changes in business practices, forced divestment of brands and businesses (or parts of businesses) to competitors or other buyers; director disqualifications; commercial agreements being held void; and operational and strategic disruption (including by diverting management time away from business matters). The Group may face increased public scrutiny and the investigation or imposition of sanctions by antitrust regulation agencies and/or courts for violations of competition regimes which may subject the Group to reputational damage and loss of goodwill, including negative perceptions of the Group’s governance and our sustainability credentials.
The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the
Group to fail to deliver on its strategic growth plans.
Risk: Failure to establish and maintain adequate controls and procedures to comply with applicable securities, corporate governance and compliance regulations
Description: The Group’s operations are subject to a range of rules and regulations around the world. These include U.S. securities, corporate governance and compliance laws and regulations, such as the Sarbanes-Oxley Act of 2002 and the U.S. Foreign Corrupt Practices Act of 1977, and expanding sustainability reporting and disclosure requirements which apply to the Group’s worldwide activities. While the Group continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws. In addition, the Group is subject to increasingly stringent reporting obligations under UK corporate reporting regulations.
Impact: The increased scope and complexity of applicable regulations to which the Group is subject may lead to higher costs for compliance. Failure to comply with laws and regulations may result in significant legal liability, fines, penalties, class action suits and/or damages actions, criminal sanctions against the Group, its officers and employees, and damage to the Group’s reputation. Non-compliance with such regulations could also lead to a loss of the Group’s listing on one or more stock exchanges or a loss of investor confidence with a subsequent reduction in share price.
Risk: Lack of external recognition and acceptance of the foundational science and inability to effectively communicate to stakeholders about the potential health impact of our Smokeless products
Description: Scientific evidence to support the harm reduction potential of Smokeless products is essential for demonstrating and communicating the risk reduction potential of these products for adult smokers. BAT conducts rigorous science to demonstrate the potential risk reduction when smokers switch completely to Smokeless products, and in the longer-term, epidemiological data will be required to demonstrate the health impact at population levels.
Consumer expectations and the rapid pace of innovation necessitate the evolution of the product portfolio, which requires the Group to regularly re-assess and update the associated scientific evidence base.
Long-term epidemiological data requires decades to acquire. Therefore, the scientific data available today is by necessity shorter-term data that provides a strong indication of the reduced-risk potential of Smokeless products relative to cigarettes. In terms of the wider Tobacco Harm Reduction strategy, there is a risk that the long-term health impact of Smokeless products is not fully understood at this time. There is also a risk of failure to communicate the scientific findings in a timely or effective manner. Furthermore, there are challenges on the choice of standards, controls and/or experimental design and methodology used for demonstrating the robustness of scientific research, together with regulation limiting risk communication to consumers.
Impact: Inability to produce robust and externally-recognised scientific evidence to fully demonstrate and communicate the Tobacco Harm Reduction abilities of Smokeless products in a timely manner may lead to greater regulatory restrictions or outright bans, market share reduction, fines and penalties, reputational damage, and inability to sustain our quality growth and sustainability strategy. These potential impacts could cause the Group to fail to deliver on its strategic growth plans and objectives.

British American Tobacco p.l.c. Form 20-F 2025
Risk: Insufficient product stewardship and failure to comply with product regulations
Description: The Group is subject to risks of safety incidents in pre-market testing or in market due to, for example, a lack of due caution and appropriate response paid to pre-market product data, or toxicology information, inaccurate and unreliable information from suppliers and/or compromise of data or other information through cybersecurity attacks.
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
Impact: The significant number of emerging regulations and the uncertainty surrounding their interpretation and application may subject the Group to claims for breach of such regulations. Financial costs of such enforcement actions include financial penalties, product recalls and litigation costs, and entail a significant risk of adverse publicity and damage to the Group’s reputation and goodwill. In cases of consumer injury or fatality due to a consumer product safety issue, this could also cause significant Group reputational damage, leading to a negative impact on stakeholder confidence, including consumers, retailers, investors, and regulatory and public health organisations.
Risk: Failure to uphold high standards of corporate behaviour, including through unintended or malicious breach of anti-bribery and anti-
corruption and other anti-financial crime laws
Description: The Group is subject to various anti-corruption laws and regulations and other anti-financial crime laws including but not limited to those relating to tax evasion, money laundering, terrorist financing, corporate fraud and/or the facilitation of corporate fraud and bribery (anti-corruption laws, including the UK Proceeds of Crime Acts (POCA)). All employees of BAT, its subsidiaries and joint ventures which it controls are expected to uphold a high standard of corporate behaviour and comply with the Group Standards of Business Conduct (SoBC) which includes a requirement to comply with anti-
corruption and other relevant Laws combating financial crime. Employees, associates, suppliers, distributors and agents are prohibited from engaging in improper conduct to obtain or retain business or to improperly influence (directly or indirectly) a person working in an official capacity to decide in the
Group’s favour. The Group’s employees, contractors and service providers may fail to comply with our SoBC and/or may violate applicable anti-corruption laws and other relevant laws combating financial crime.
The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including allegations of corruption, at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate. Please refer to notes 24 and 31 in Part III - Item 18 Notes on the Accounts for details of contingent liabilities applicable to the Group.
Impact: Failure of the Group to comply with anti-corruption laws and regulations and other relevant laws combating financial crime, or to deploy and maintain robust internal policies, procedures and controls may result, and have resulted, in significant fines and penalties (reducing the Group’s ability to reinvest in the future), a share price impact, criminal and/or civil sanctions against the Group and its officers and employees, increased costs, prohibitions or other limitations or requirements (e.g. compliance requirements) on the conduct of the Group’s business and reputational harm (including negative perceptions of the Group’s governance and our sustainability credentials), and may subject the Group to claims for breach of such regulations.
The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the
Group to fail to deliver on its strategic growth plans. Even when proven untrue, there are often financial costs, time demands and reputational impacts associated with investigating and defending against such claims.
Risk: Unexpected legislative changes to corporate income tax laws
Description: The Group is subject to corporate income tax laws in the jurisdictions in which it operates. These laws frequently change on a prospective or retroactive basis.
Impact: Legislative changes to corporate income tax laws and regulations may have an adverse impact on the Group’s corporate income tax liabilities and may lead to a material increase of the Group’s overall tax rate - these include changes in international tax laws following the Organisation for Economic Co-
operation & Development (OECD) project on base erosion and profit shifting. This could, in turn, negatively affect the Group’s results of operations and financial such as any changes condition and cause the Group to fail to deliver on its strategic growth plans.
Risk: Imposition of sanctions under sanctions regimes or similar international, regional or national measures
Description: National, international and supra-national sanctions regimes or similar international, regional or national measures are complex and dynamic and may affect territories in which the Group operates or third parties with which it may have commercial relationships. There may be unintended or malicious breaches of sanctions due to inappropriate or negligent behaviour by BAT employees, contractors, customers, suppliers or service providers.
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
The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions, at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate.
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
Please refer to note 31 in Part III - Item 18 Notes on the Accounts for details of contingent liabilities applicable to the Group.
Impact: As a result of the limitations imposed by sanctions, it may become commercially and/or operationally unviable for the Group and/or its critical business partners to operate in certain territories or execute transactions related to them and the Group may be required to exit existing operations in such territories. The Group may also experience difficulty in sourcing materials or importing products, repatriating currency from a sanctioned country and finding financial institutions willing to transact with it, any of which may expose the Group to increased costs. In addition, the costs of complying with sanctions may increase as a result of new, or changes to existing, sanctions regimes.

British American Tobacco p.l.c. Form 20-F 2025
In addition to the settlement agreements reached by the Group with the U.S. Department of Justice (DOJ) and U.S. Department of the Treasury, Office of
Foreign Asset Control (OFAC) in the United States, as detailed above, any other failure of the Group to comply with sanctions regimes or similar international, regional, national or supra-national measures, or to deploy and maintain robust internal policies, procedures and controls, could result in additional fines and penalties (reducing the Group’s ability to reinvest in the future), a share price impact, criminal and/or civil sanctions against the Group and its officers and employees, increased costs, prohibitions or other limitations or requirements (e.g. compliance requirements) on the conduct of the
Group’s business, reputational harm (including negative perceptions of the Group’s governance or our sustainability credentials), and damage to commercial or banking relationships, and may subject the Group to claims for breach of such regimes or measures. Reputational harm (including negative perceptions of the Group’s governance and our sustainability credentials) may result from the Group's operations in a sanctioned country regardless of whether the Group complies with imposed sanctions.
The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the
Group to fail to deliver on its strategic growth plans. Even when proven untrue, there are often financial costs, time demands and reputational impacts associated with investigating and defending against such claims.
Risk: Failure to uphold New Categories marketing practices
Description: The regulatory landscape is constantly evolving with marketing practices being regulated differently in key New Categories markets. The
Group’s marketing activities may be found to be, or alleged (including in the media) to be, non-compliant with laws and regulations, or with the Responsible
Marketing Framework (RMF) on the marketing and sale of tobacco and nicotine products to consumers e.g. in relation to age verification measures. Online activities can also be found to be, or alleged to be, aimed at consumers in a country where such activities are not permitted.
Impact: The Group is, and may in the future be, subject to claims for breach of marketing practices. In particular, national authorities (such as the FDA), organisations or even individuals may allege that our marketing activities do not comply with the relevant laws and regulations, or with our RMF. As such, the Group could be subject to litigation, regulatory sanctions, fines and penalties brought in connection with these allegations. Even when proven untrue, there are often financial costs and reputational impacts in defending against such claims and allegations which may ultimately also lead to stricter regulations impacting our business.
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
Description: Personal data is a subset of data which attracts different risks and treatment under applicable law. Breaches of data privacy laws include misuse of information which may not be confidential in nature. These include, for example, unsolicited marketing calls to a publicly available number, or using an individual’s personal data in a way which was not authorised or in a way that the individual did not reasonably expect through technologies such as online tracking or monitoring.
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
Depending on the risk of harm to the individuals concerned, such breaches of data privacy laws (including mass personal data unavailability) could trigger a formal notification to a local data protection supervisory authority. This, in turn, could subject Group companies to not only regulatory scrutiny but also individual claims or even class action suits; and e-Privacy laws state that any misuse of consumer personal data or lack of transparency provided to consumers on how we use their data or track their online behaviours are subject to regulatory scrutiny.
Legal requirements relating to the collection, storage, handling, and transfer of personal data continue to evolve. Following the entry into force of the GDPR in May 2018, other jurisdictions in which the Group operates have enacted similar local legislation such as the California Consumer Privacy Act U.S. and the
“LGPD” in Brazil which further increases the risks surrounding the processing of personal data especially in the consumer space. As part of the Group's digital transformation, and move towards a more consumer centric approach, in particular related to New Categories, this could further increase these risks as the expectation is that the exposure to consumer data volumes will increase as well. With the emergence, and increased use in our daily operations, of new technologies, including AI, these risks (particularly, personal data misuse in the context of automated decision making by leveraging AI) may be exacerbated.
Impact: Failure to comply with existing or future e-Privacy laws and privacy legislation governing the processing of personal data may adversely impact the
Group’s results of operations and financial condition.
Loss or unlawful use of personal data may result in civil or criminal legal liability and prosecution by enforcement bodies, which may subject the Group to the imposition of material fines and/or penalties and/or claims and costs associated with defending these claims (which could include class action suits brought by consumers). The fine under the GDPR and UK data privacy laws for the most severe infringements can be up to the higher of €20 million and 4%
of the Group’s worldwide annual revenue from the preceding financial year, whichever is higher. In the event of a plurality of actions, with separate sanctionable conducts not caught by the principle of concurrence of conduct, fines can be applied alongside each other, without being a single legal maximum applicable to the sum. The Group’s officers and employees may also be subject to personal criminal sanctions in certain jurisdictions. Non-
compliance with the EU AI Act can result in fines up to EUR 35 million or 7% of a company's annual turnover. The Brazilian LGDP provides for fines up to
2% of a company's revenue in Brazil, capped at BRL 50 million per violation. Under the California CCPA, the fines for non-compliance include up to USD
7,500 per violation for intentional breaches.
Reputational damage could also potentially cause significant harm to the Group, including negative perceptions of the Group’s governance and our sustainability credentials.
Relevant data protection supervisory authority could also order certain Group legal entities to cease processing activities, which could result in a significant operational disruption. Regulatory interest may also prompt interest from other compliance authorities/governments, leading to further regulation or proceedings.
The occurrence of any of the above effects could in turn have an adverse effect on the Group’s results of operations and financial condition and cause the
Group to fail to deliver on its strategic growth plans.

British American Tobacco p.l.c. Form 20-F 2025
Economic and Financial Risks
Risk: Foreign exchange rate exposures
Description: The Group’s reporting currency is sterling. The Group is exposed to the risk of fluctuations in exchange rates affecting the translation of net assets and earned profits of overseas subsidiaries into the Group’s reporting currency. These translational exposures are not normally hedged.
Exposures also arise from the foreign currency denominated trading transactions undertaken by subsidiaries and dividend flows. When these exposures are not naturally offset by opposing flows, they are generally hedged in line with internal policies. However, hedging might be constrained by factors such as exchange controls, limited currency availability or prohibitive costs, and errors in hedging might occur. Additionally, divergence in monetary policy in relation to interest rates across top markets can further amplify these risks.
Impact: During periods of heightened exchange rate volatility, the impact of exchange rates on the Group’s results of operations and financial condition can be significant. Fluctuations in exchange rates of key currencies against sterling may result in volatility in the Group’s reported earnings per share, cash flow and balance sheet. Furthermore, the dividend paid by the Group may be impacted if the payout ratio is not adjusted. Differences in translation between earnings and net debt may also affect key ratios used by credit rating agencies to assess creditworthiness, which may have an adverse effect on the Group’s credit ratings.
In addition, volatility and/or increased costs in the Group’s business due to transactional foreign exchange rate exposures may adversely affect operating margins and profitability and attempts to increase prices, in response, could adversely impact sales volumes.
Moreover, the increased volatility observed in recent years in commodity prices, international trade policies and the fiscal backdrop of major economies, has contributed to additional volatility of exchange rates, impacting the financial performance of the Group's subsidiaries. The global dynamic backdrop of monetary policy actions, the inflation cycle, as well as the economic performance may also increase the exchange rate risk in the short term.
Risk: Inability to obtain price increases and exposure to risks from excessive price increases and value chain erosion
Description: Annual price increases by the Group are among the key drivers in increasing market profitability. However, the Group has in the past been, and may in the future be, unable to obtain such price increases as a result of increased regulation; increased competition from illicit trade; stretched consumer affordability arising from deteriorating political and economic conditions and rising prices; sharp increases or changes in excise structures; and competitors’
pricing.
As the New Categories market continues to develop, the Group may face erosion in the value chain for New Categories through lower market prices, the imposition of excise taxes, high retail trade margins or high production costs that make New Categories less competitive versus combustible tobacco products.
In addition, the Group faces the risk that price increases it has conducted in the past, and may conduct in the future, may be excessive and not find adequate adult tobacco consumer acceptance.
Impact: If the Group is unable to obtain price increases or is adversely affected by impacts of excessive price increases, it may be unable to achieve its strategic growth metrics, have fewer funds to invest in growth opportunities, and, in the case of excessive price increases, be faced with quicker reductions in sales volumes than anticipated due to accelerated market decline, down-trading (switching to a cheaper brand) and increased illicit trade. These in turn impact the Group’s market share, results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans.
In addition, erosion in the value chain for New Categories could have a negative impact on the Group’s sales volume or pricing for these products. High excise could dampen demand for New Categories or result in lower profit margins. Lower market prices, high retail trade margins or increases in production costs could also negatively impact profit margins or lead to uncompetitive pricing. This may in turn have an adverse effect on the Group’s results of operations and financial condition and cause the Group to underperform on the delivery of its strategic growth plans.
Risk: Effects of declining consumption of legitimate tobacco products and a tough competitive environment
Description: Evidence of market contraction and the growth of illicit trade of tobacco products is apparent in several key global markets in which the Group operates. This decline is due to multiple factors, including increases in excise taxes leading to continuous above-inflation price rises, changes in the regulatory environment, the continuing difficult economic environment in many countries impacting consumers’ disposable incomes, the increase in the trade of illicit tobacco products, rising health concerns, a decline in the social acceptability of smoking and an increase in Smokeless products uptake.
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
Furthermore, the Group is subject to substantial payment obligations under the MSA and the State Settlement Agreements (in the U.S.) and settlement payments in respect of Canada, which adversely affect the ability of the Group to compete with manufacturers of deep-discount cigarettes that are not subject to such substantial obligations.
Impact: Any future decline in the demand for legitimate tobacco products could have an adverse effect on the Group’s results of operations and financial conditions and cause the Group to fail to deliver on its strategic growth plans.
In a tough competitive environment, factors such as market size reduction, customer down-trading, illicit trade and competitors aggressively taking market share through price re-positioning or price wars generally reduce the overall profit pool of the market and may impact delivery of the Group’s profits. This may also lead to a decline in sales volume, loss of market share, impact delivery of the Group’s sustainability agenda, erosion of its portfolio mix and reduction of funds available for investment in growth opportunities and may cause the Group to underperform on the delivery of its strategic growth plans.
Risk: Funding, liquidity and interest rate risks
Description: The Group cannot be certain that it will have access to bank financing or to the debt and equity capital markets at all times and is therefore subject to funding and liquidity risks. Failure to appropriately engage with investors’ and lenders’ sustainability criteria and concerns may impact BAT’s credit ratings, access to funding, or may result in an increase in the cost of funding.
The Group is also exposed to rising interest rates in connection with both existing floating rate debt and future debt refinancings. Although, interest rates have started to be cut by main Central Banks, having reached their peak after few years of intense hikes, in the attempt to tame inflation, further changes are expected to remain highly data dependent, with inflation and labour market trends playing an important role in central banks’ future actions.
Furthermore, the Group operates in several markets closely regulated by governmental bodies that intervene in foreign exchange markets by imposing limitations on the ability to convert local currency into foreign currency and introducing other currency and capital controls that expose local currency cash balances to devaluation risks, increase costs to obtain hard currency, or are a barrier to the repatriation of earnings. As a result, the Group’s operational entities in these markets may be restricted from using End Market cash resources to pay for imported goods, dividend remittances, interest payments and royalties. The inability to access End Market cash resources in certain markets contributes to the Group’s funding and liquidity risks.

British American Tobacco p.l.c. Form 20-F 2025
Compliance with sanctions and the restrictive policies of banks to facilitate transactions that are sanctions sensitive requires the Group to transfer and use sanctions sensitive cash in a compliant manner. Anti-money laundering legislation can also lead to additional restrictions relating to the payment and receipt of funds for both BAT as well as its business partners. In addition, the Group's further development into the cannabis sector may lead to inaccessible proceeds from this activity, and such activity may expose the Group to further regulatory and legal risks due to different local and international laws. The Group may also face reputation and compliance issues due to various levels of acceptance of the cannabis sector by stakeholders which may restrict bank and/or investor access.
Impact: Adverse developments in the Group’s funding, liquidity and interest rate environment may lead to shortages of cash and cash equivalents needed to operate the Group’s business and to refinance its existing debt. Inability to fund the business under the Group’s current capital structure, failure to access funding and foreign exchange or increases in interest rates may also have an adverse effect on the Group’s credit rating, which would in turn result in further increased funding costs and may require the Group to issue equity or seek new sources of capital. Although the Group currently benefits from investment grade ratings from Moody's, S&P and Fitch, any adverse impact in the activity may trigger a rating revision. Any downgrade of the Group's credit ratings or loss of investment grade status could materially increase the Group's financing costs.
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
Risk: Failure to achieve growth through mergers, acquisitions, joint ventures, investments and other transactions
Description: The Group’s growth strategy includes a combination of organic growth as well as mergers, acquisitions, joint ventures, investments and other business combinations. The Group may be unable to acquire or invest in attractive businesses on favourable terms and may inappropriately value or otherwise fail to identify or capitalise on growth opportunities. The Group may not be able to deliver strategic objectives and growth improvements from business combinations, successfully integrate businesses it acquires or establishes, or obtain appropriate regulatory approvals for business combinations.
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
Impact: Any of the foregoing risks could result in increased costs, decreased revenues or a loss of opportunities and have an adverse effect on the Group’s results of operations and financial condition, and in the case of a breach of compliance, product regulation or antitrust regulation, could lead to reputational damage, fines and potentially criminal sanctions and an adverse impact on the Group's sustainability priorities. This may impact the Group's ability to compete in the long-term.
Inability to execute planned divestments, or poorly executed or delayed divestments, may not deliver fair value, or may result in loss of potential sale proceeds resulting in fewer resources to drive quality growth or meet other corporate targets.
The Group may become liable for claims arising in respect of conduct prior to any merger or acquisition of businesses if deemed to be a successor to the liabilities of the acquired company or indemnification claims relating to divestitures, and any resulting adverse judgment against the Group may adversely affect its results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plans. Please refer to note 31 in Part III -
Item 18 Notes on the Accounts for details of contingent liabilities applicable to the Group.
Risk: Unforeseen underperformance in key global markets
Description: A substantial majority of the Group’s profit from operations is based on its operations in certain top markets, including the U.S. A number of these markets are declining for a variety of factors, including price increases, restrictions on marketing activities and promotions, smoking prevention campaigns, increased pressure from anti-tobacco groups, accelerated migration to reduced-risk products and increasing prevalence of non-compliant New
Categories competitors.
Alongside external pressures, operational risks can intensify the situation. Examples include the concentration and consolidation of distribution into a single trade partner, and inaccuracies in demand forecasting that lead to write-offs across both traditional and New Categories products.
Economic and political factors affecting the Group’s key markets include the prevailing economic climate, governmental austerity measures, levels of employment, inflation, governmental action to increase minimum wages, employment costs, interest rates, raw material costs, consumer confidence and consumer pricing.
Impact: Operational disruptions, failure of a key trade partner or inaccurate forecasts may lead to product shortages, excess inventory, or lost market opportunities. Change to the economic and political factors in any of the top markets in which the Group operates often affect consumer behaviour and have an impact on the Group’s results of operations and financial condition. These could cause the Group to fail to deliver on its strategic growth plans and reduce its capacity to reinvest in innovation and harm reduction initiatives.
Risk: Increases in net liabilities under the Group’s retirement benefit schemes
Description: The Group currently maintains and contributes to defined benefit pension plans and other post-retirement benefit plans that cover various categories of employees and retirees worldwide. Although the Group has made significant progress in recent years to de-risk pension and post-retirement benefit plans, the Group’s obligations to make contributions under the residual arrangements may increase in the case of increases in pension liabilities, decreases in asset returns, salary increases, inflation, decreases in long-term interest rates, increases in life expectancies, changes in population trends and other actuarial assumptions.
Please refer to the information under the caption ‘Retirement benefit schemes’ note 1 on page 111 and to note 15 in Part - III Item 18 Notes on the Accounts for details of the Group’s retirement benefit schemes.
Impact: Higher contributions to the Group’s retirement benefit schemes could have an adverse impact on the Group’s results of operations, financial condition and ability to raise funds and cause the Group to fail to deliver on its strategic growth plans.
Product pipeline, commercialisation and Intellectual Property risks
Risk: Inability to predict consumers’ changing behaviours and launch innovative products that offer adult tobacco and nicotine consumers meaningful value-added differentiation
Description: The Group focuses its research and development activities on both creating new products, including New Categories and Beyond Nicotine products, whilst maintaining and improving the quality of its existing products. In a competitive market, the Group believes that innovation is key to growth.
The Group considers that one of its key challenges in the medium and long term is to provide adult tobacco and nicotine consumers with high-quality products that take into account their changing preferences and expectations, including those in relation to sustainability, while complying with evolving regulation.

British American Tobacco p.l.c. Form 20-F 2025
Predicting consumers’ changing needs and behaviours across categories is a critical requirement for the Group's development. The Group is exposed to the risk it may fail to predict consumers' changing needs and behaviours across categories and fail to deliver its strategy effectively.
The Group continues to develop and roll out its New Categories portfolio which, requires significant investment. The Group is exposed to the risk that it may be unsuccessful in developing and launching innovative products or maintaining and improving the quality of existing products across combustibles, New
Categories and Beyond Nicotine that offer consumers meaningful value-added differentiation. The Group must keep pace with innovation in its sector and changes in consumer expectations. The Group is also exposed to the risk of an inability to build sufficiently strong brand equity through social media and other digital tools to successfully compete. There are potential bans and restrictions in key markets on using social media to advertise and communicate and further such bans or restrictions could be enacted in the future. Competitors may be more successful in predicting changing consumer behaviour or better able to develop and roll out consumer-relevant products and may be able to do so more quickly and at a lower cost.
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
Furthermore, the regulatory environment impacting non-combustible tobacco products, Vapour products and other non-tobacco nicotine products and
Beyond Nicotine, including classification of products for regulatory and excise purposes, is still developing and it cannot be predicted whether regulations will permit the marketing (freely or with certain restrictions) of such products in any given market in the future. Categorisation as medicines, for example, and restrictions on advertising could stifle innovation, increase complexity and costs and significantly undermine the commercial viability of these products.
Alternatively, categorisation of any New Categories, as tobacco products for instance, could result in the application of onerous regulation, which could further stifle uptake.
Impact: The inability to timely develop and roll out innovations or products in line with consumer demand, including any failure to predict changes in adult tobacco consumer and societal behaviour and expectations and to fill gaps in the product portfolio, as well as the risk of poor product quality, could lead to missed opportunities, under- or over-supply, loss of competitive advantage, unrecoverable costs and/or the erosion of the Group’s consumer base or brand equity.
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
Risk: Exposure to risks associated with intellectual property rights, including the failure to identify, protect and prevent infringement of the
Group’s intellectual property rights and potential infringement of, or the failure to retain licences to use, third-party intellectual property rights
Description: The Group relies on trademarks, patents, registered designs, copyrights, domain names and trade secrets. The brand names under which the
Group’s products are sold are key assets of its business. The protection and maintenance of these brand names and of the reputation of these brands is important to the Group’s success. Protection of intellectual property rights is also important in connection with the Group’s innovative products, including
New Categories.
The Group is exposed to the risk of infringements of its intellectual property rights by third parties due to limitations in judicial protection, failure to identify, protect and register its innovations and/or inadequate enforceability of these rights in some markets in which the Group operates.
The Group currently is, and has in the past been, involved in various patent infringement litigation proceedings in the U.S. related to the Group’s Vapour products. In 2024, a Group subsidiary entered into a settlement agreement with an indirect wholly-owned subsidiary of Philip Morris International Inc.
(PMI). Pursuant to this agreement (the Settlement Agreement), among other things, both parties agreed to dismiss certain pending legal proceedings between the parties and certain of their affiliates concerning certain Vapour and Heated Products (HP) with prejudice and without admission of liability, to fully and finally discharge without admission of liability any injunctions granted to the parties and their respective affiliates in such proceedings, and mutually release each other from presently known and past, present and future claims arising out of or relating to, among other things, such proceedings, the infringement of the patents at issue in the proceedings and certain intellectual property rights relating to certain products existing on or before a specified date. The parties also agreed to covenants not to sue, on a perpetual, royalty-bearing or royalty-free basis, as the case may be, in respect of patents associated with certain existing or changed Vapour or HP products. Please refer to note 31 in Part III - Item 18 Notes on the Accounts for details of contingent liabilities relating to patent litigation and related settlements applicable to the Group and the "Settlement Agreement between Nicoventures Trading Limited and Philip Morris
Products S.A." described under Item 10.C. on page 89.
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
Impact: Any erosion in the value of the Group’s brands or innovations, or failure to obtain or maintain adequate protection of intellectual property rights for any reason, or the loss of brands, trademarks or other intellectual property rights under licence to Group companies, may have a material adverse effect on the
Group‘s market share, results of operations and financial condition. Any inability to appropriately protect the Group’s products and key innovations will also limit its growth and affect competitiveness and return on innovation investment.
Any infringement of third-party intellectual property rights could result in interim or final injunctions, product recalls, legal liability and the payment of damages, any of which may disrupt operations, negatively impact the Group’s reputation and have an adverse effect on its results of operations and financial condition and cause the Group to fail to deliver on its strategic growth plan. Litigation (even where successful) results in an intensive use of resources and management time leading to potential disruption. In addition, although intellectual property-related settlements, such as the 2024 settlement agreement with
Philip Morris Products S.A., allow the Group to focus on developing innovative product solutions, they could also have an adverse effect on the Group’s results of operations and financial condition. For example, the payment of royalties would create higher costs for the Group, whereas the grant of licenses and/or covenants not to sue could result in a competitive advantage of the Group’s competitors which, in turn, could result in lower demand for the Group’s own products and cause the Group to fail to deliver on its strategic growth plans.
*Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

British American Tobacco p.l.c. Form 20-F 2025
Item 4 - Information on the Company
Item 4.A - History and development of the company
Corporate Information
The Company is a public limited company incorporated under the name of British American Tobacco p.l.c. and is registered in England and Wales under registered number 3407696. It was incorporated in July 1997 under the laws of England and Wales as a public limited company and is domiciled in the
United Kingdom. Its registered office is at Globe House, 4, Temple Place, WC2R 2PG, London. Telephone: +44 (0)20 7845 1000.
The Company’s agent for service in the U.S. for the purposes of the registration statements on Form F-3 (registration no. 333-288448) is Puglisi &
Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711 U.S. The U.S. Securities and Exchange Commission (the SEC) maintains an internet site that contains BAT’s reports and other information (for example, BAT’s Form 20-F and other documents) filed electronically with the SEC. BAT’s SEC filings are available to the public at the SEC’s website, http://www.sec.gov. BAT’s Form 20-F is also available on BAT’s website, http://www.bat.com.
History and Development of the Group
The Group has had a significant global presence in the tobacco industry for over 100 years. BAT Ltd. was incorporated in 1902, when the Imperial Tobacco
Company and the American Tobacco Company agreed to form a joint venture company. BAT Ltd. inherited companies and quickly expanded into major markets, including India, Ceylon, Egypt, Malaya, Northern Europe and East Africa. In 1927, BAT Ltd. expanded into the U.S. market through its acquisition of B&W.
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
The following is a summary of the significant mergers, acquisitions and disposals undertaken since 1998:
–1999 – global merger with Rothmans International;
–2000 – acquisition of Imperial Tobacco Canada;
–2003 – acquisition of Ente Tabacchi Italiani S.p.A., Italy’s state-owned tobacco company, Tabacalera Nacional in Peru and Duvanska Industrija Vranje in
Serbia;
–2004 – the U.S. assets, liabilities and operations, other than certain specified assets and liabilities, of BAT’s wholly-owned subsidiary, B&W, were combined with RJR Tobacco Company to form Reynolds American Inc. As a result of the B&W business combination, B&W acquired beneficial ownership of approximately 42% of the Reynolds American Inc. shares;
–2008 – acquisition of Tekel, the Turkish state-owned tobacco company and the cigarette and snus business of Skandinavisk Tobakskompagni A/S;
–2009 – acquisition of an effective 99% interest in Bentoel in Indonesia;
–2011 – acquisition of Protabaco in Colombia;
–2012 – acquisition of CN Creative Limited in the UK;
–2013 – entered into joint operations in China and paved the way for the Group Transformation launching our first Vapour product;
–2015 – acquisition of the shares not already owned by the Group in Souza Cruz in Brazil, and the acquisitions of the CHIC Group in Poland, and TDR
d.o.o., a cigarette manufacturer in Central Europe. Also in 2015, the Group increased its investment in Reynolds American Inc. by US$4.7 billion to maintain the Group’s approximate 42% equity position following Reynolds American Inc.’s purchase of Lorillard Inc.;
–2016 – acquisition of Ten Motives in the UK;
–2017 – acquisition of the remaining 57.8% of Reynolds American Inc. the Group did not already own. Following completion of the acquisition, Reynolds
American Inc. became an indirect, wholly-owned subsidiary of BAT and is no longer a publicly-held corporation. In 2017, the Group also acquired certain tobacco assets from Bulgartabac Holding AD in Bulgaria and Fabrika Duhana Sarajevo (FDS) in Bosnia, acquired Winnington Holdings AB in Sweden and acquired certain assets from Must Have Limited in the UK, including the electronic cigarette brand ViP;
–2018 – acquisition of Quantus Beteiligungs-und Beratungsgesellschaft mbH in Germany;
–2019 – acquisition of Twisp Proprietary Limited in South Africa and 60% of VapeWild Holdings LLC in the U.S.;
–2020 – acquisition of the nicotine pouch product assets of Dryft Sciences, LLC (Dryft) in the U.S. and the acquisition of Eastern Tobacco Company for
Trading in Saudi Arabia;
–2021 – entry into a strategic research and product development collaboration agreement with Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and a wholly-owned subsidiary of publicly-traded Organigram Global Inc. (formerly known as Organigram Holdings
Inc.) and acquisition of a 19.9% equity stake in Organigram Global Inc. Also in 2021, the Group disposed of its Iranian subsidiary, BAT Pars Company
PJSC;
–2022 – acquisition of a 16% equity stake in Sanity Group GmbH, a German cannabis company. In 2022, the Group also made an investment, via a convertible debenture in the amount of c.£48 million, into Charlotte’s Web Holdings, Inc., a U.S.-based hemp extract wellness products business;
–2023 – disposal of the Group's businesses in Russia and Belarus;
–2024 – partial sale of the Group's investment in ITC Ltd (ITC) in India, after which the Group's shareholding reduced to 25.45%. Also in 2024, further investments in Organigram Global Inc. in Canada, increased the Group's equity stake to c. 30.6%, and the acquisition of Beni Oral Nicotine LLC in the
U.S.; and
–2025 – further partial sale of the Group's investment in ITC, after which the Group's shareholding reduced to 22.91%. Following the demerger of ITC’s hotel business (ITC Hotels), that was completed on 1 January 2025, the Group recognised an initial direct stake in ITC Hotels of 15% as a non-current investment on the balance sheet held at fair value through Other Comprehensive Income. In December 2025, the Group sold 9% of ITC Hotels in a block trade with the retained direct stake reduced to 6.3%. Please refer to note 18 in Part III - Item 18 Notes on the Accounts. Also in 2025, the Group settled historical litigation in Canada (please refer to note 24 in Part III - Item 18 Notes on the Accounts). The Group also concluded the final tranche of investment in Organigram, increasing the equity stake to 36.8%, restricted to 30% voting rights (please refer to note 14 in Part III - Item 18 Notes on the
Accounts.
Since the launch of our first Vapour product in 2013, we have been on a transformation journey to become a truly multi-category consumer products business. We are creating new Smokeless products that encourage adult smokers, who would otherwise continue to smoke, to switch to scientifically-
substantiated, reduced-risk*† alternative.
Principal Capital Expenditures and Divestitures

British American Tobacco p.l.c. Form 20-F 2025
Gross capital expenditures include purchases of property, plant and equipment and purchases of certain intangibles. The Group’s gross capital expenditures for 2025, 2024 and 2023 were £648 million, £581 million and £541 million, respectively, representing investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2025, this included £8 million of investments in energy efficiency and renewable energy generation, water recycling and efficiency projects, waste reduction, and product innovation-led specification improvements to enhance technical recyclability as part of our sustainability commitments (2024: £30 million).
We will continue to proactively assess the performance of our assets to ensure value is maximised through operational returns or through disposal. In 2026, the Group expects to invest around £750 million of gross capital expenditure to enhance our growth opportunities and deliver operational efficiencies, representing the ongoing investment in the Group’s operational infrastructure (as described above), including the continued investment in New Categories across the Group. This is expected to be funded by the Group’s cash flows and existing facilities.
In addition, as part of our transformation, we invest in the Wellbeing and Stimulation space and through our venturing unit, Btomorrow Ventures, and in the cannabis space, including in Organigram.
In 2025, we partially monetized our investment in ITC for £1,052 million in net proceeds. In 2024, a similar partial sale of our investment in ITC resulted in net proceeds of £1,577 million. In 2025, following the demerger of ITC Hotels that was completed on 1 January 2025, the Group recognised an initial direct stake in ITC Hotels of approximately 15% as a non-current investment on the balance sheet held at fair value through Other Comprehensive Income. In
December 2025, the Group sold 9% of ITC Hotels in a block trade, realising net proceeds of £318 million, with the retained direct stake reduced to 6.3%. In
2023, we sold our businesses in Russia and Belarus for net proceeds in the amount of £266 million.
For more information related to the most recent business developments and property, plant and equipment, please refer to notes 13, 14 and 27 in Part III -
Item 18 Notes on the Accounts.
Item 4.B - Business Overview
Overview
British American Tobacco p.l.c. is the parent holding company of the Group, a leading multi-category consumer goods business that provides tobacco and nicotine products to millions of adult consumers around the world.
The Group, excluding the Group’s associated undertakings, is organised into three regions:
– The U.S.;
–Americas and Europe (AME), comprising markets operating in Europe, Latin America and Canada; and
–Asia-Pacific, Middle East and Africa (APMEA), comprising markets operating in Asia-Pacific, Middle East, Central Asia, Caucasus and Africa.
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
Multi-Category Portfolio
BAT is a consumer-focused business operating internationally. Our portfolio reflects our commitment to meeting the evolving and varied preferences of today’s adult consumers.

Category	2025 Revenue	% of total revenue
New Categories	£3,621m	14.1%
Traditional Oral	£1,043m	4.1%
Combustibles	£20,201m	78.9%
Other	£745m	2.9%
Total	£25,610m	100.0%
For a breakdown of total revenues by category of activity for the financial years 2025, 2024 and 2023, see note 2 in Part III - Item 18 Notes on the Accounts.
Smokeless products
Our smokeless portfolio comprises all brands within New Categories (Vapour, Heated Products and Modern Oral) and the strategic Traditional Oral brands in moist and snus.
Vapour
Vapour products contain an e-liquid, nicotine and flavours, and a battery-powered heating element. When activated, via puff or button, the heating element heats the liquid and forms an aerosol, commonly known as vapour.
Vuse, our global Vapour brand, is the #1 brand in the category (in rechargeable closed system consumables and disposables in tracked channels). It provides cigarette smokers, who would otherwise continue to smoke, with the opportunity to transition to smokeless alternatives*†.
Vapour revenue was down 10.4% to £1,542 million in 2025, largely driven by the continued proliferation of illegal single-use vapour products in the U.S.
and Canada, and the Group exiting the category in a number of APMEA markets. However, there are encouraging signs for Vuse in the U.S. with the brand back to revenue growth in the second half of 2025 (compared to the first half of 2025 and full year 2024) – supported by increased enforcement against illicit single-use vapour products at a Federal and State level.
Our new premium innovation, Vuse Ultra, offers adult consumers a differentiated, connected and personalised experience with a modern and stylish device.
We are encouraged by the early performance of Vuse Ultra in Canada, Germany and France.
As of the date of this Form 20-F, our Vapour brands are currently available in 57 markets.
*Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.
Heated Products
Heated Products (HPs) have two main functional parts: a battery-powered device and a consumable, which contains a plant-based (tobacco leaf or non-
tobacco leaf) substance that is heated, not burned. Once the consumable has reached a certain temperature, it forms an aerosol releasing nicotine and flavours.

British American Tobacco p.l.c. Form 20-F 2025
Our flagship Heated Product brand, glo, offers an alternative to smoking that doesn't involve burning and, following scientific studies, produces lower levels of certain toxicants than cigarettes.
Revenue for the category was down by 0.7%, due to a translational foreign exchange headwind of 1.7%. On a constant currency basis, revenue was up 1.0%.
While growth in the category has been impacted by competitive pressure, momentum is building with the roll-out of glo Hilo in our largest profit pools.
glo Hilo and glo Hilo Plus are our new premium connected devices which provide adult consumers with superior dual-heating technology and an integrated display, combined with a new consumables range, Virto and tobacco-free Rivo. We have continued the roll-out through 2025, with launches in Japan, Poland and Italy.
As of the date of this Form 20-F, following a reassessment of our geographic footprint, glo is now available in 29 markets.
Modern Oral
Velo is our leading Modern Oral brand. Unlike inhalable products, Modern Oral products are nicotine pouches that are placed between the gum and upper lip so that nicotine can be absorbed effectively. They are typically manufactured tobacco leaf-free.
Revenue for the category was up 47.4% to £1,165 million in 2025, largely driven by the successful roll-out of Velo Plus in the U.S.
Modern Oral was the fastest growing New Category, with strong volume and value share growth reflecting the strength of our portfolio in all regions.
In 2025, we launched our newest Modern Oral innovation, Velo Shift, offering adult consumers an innovative pouch shape and a new hexagonal can.
Opportunities for these products in markets with established oral nicotine consumption and beyond, are vast – including in emerging markets.
As of the date of this Form 20-F, our Modern Oral brands are currently available in 49 markets.
Traditional Oral
Traditional Oral products include snus and snuff. Snus is a moist form of oral tobacco originating from Sweden. It is available in loose form or as pouches.
With Traditional Oral products, consumers take a single portion or pouch and place it within the mouth, between the lip and gum. The nicotine and flavours are then absorbed through the inner lining of the cheek.
As of the date of this Form 20-F, our Traditional Oral brands are currently available in 3 markets.
Combustibles
The Group sold 465 billion cigarette sticks and 12 billion other tobacco products (stick equivalents) in 2025. With 36 fully integrated cigarette manufacturing facilities in 35 markets, the Group operates internationally.
As of the date of this Form 20-F, our combustible products are sold in over 140 markets.
Principal Markets
The Group, excluding the Group’s associated undertakings, is organised into three complementary regions, with a balanced presence in both high-growth emerging markets and highly profitable developed markets.

Regions	2025 Revenue
United States of America (U.S.)	£11,534m
Americas and Europe (AME)	£9,309m
Asia-Pacific, Middle East and Africa (APMEA)	£4,767m
Total	£25,610m
For a breakdown of total revenues by geographic markets for the financial years 2025, 2024 and 2023, see Item 5.A on page 28 and note 2 in Part III - Item
18 Notes on the Accounts.
Our in-depth marketplace analysis delivers insights on consumer trends and segmentation, which facilitates our geographic brand prioritisation across our regions and markets.
The U.S. is one of our three regions and is also a Top Market across our product categories (other than HP). In AME, our Top Markets by category are
Brazil, Germany, Mexico and Romania for Combustibles, Germany, Greece, Italy, Poland, Portugal, Romania, Spain and the Czech Republic for Heated
Products, Canada, France, Germany, Poland, Spain and the UK for Vapour and Denmark, Norway, Poland, Sweden, Switzerland and the UK for Modern
Oral. In APMEA, Japan and Pakistan are the Top Markets for Combustibles and Japan and South Korea for Heated Products.
For a discussion of the Company’s financial condition, changes in financial condition and results of operations, see Item 5.A on page 28.
Seasonality
The Group’s business segments are not significantly affected by seasonality although in certain markets cigarette consumption trends rise during summer months due to longer daylight time and tourism.
Raw Materials
The Group does not own tobacco farms or directly employ farmers. However, it sources tobacco leaf directly from approximately 91,000 contracted farmers and third-party suppliers, primarily in emerging markets. We remain committed to enhancing the long-term sustainability and viability of our contracted farmers by focusing on improving quality, the distribution of more resilient hybrid seeds and the implementation of tailored mechanisation to reduce production costs and increased yields.
In Brazil, for example, our Global Leaf Agronomy Development (GLAD) centre develops agronomic solutions supported by technology. These solutions improve crop management, optimise resource efficiency and help address challenges such as climate change and soil degradation. GLAD innovations are now applied in 12 countries. For example, automated curing barns have reduced fuel consumption by up to 50% and manual labour requirements by a similar proportion.
We expect our third-party suppliers to uphold comparable standards in managing their farmer contracts. We conduct annual reviews of our contracts, taking into account projected Group requirements over the medium-term (2-3 years) to ensure stability of demand and supply on production volumes. The Group also purchases tobacco leaf from India through our associate ITC, where a portion of leaf purchase occurs via an auction system. ITC maintains full traceability of all purchases and monitors farmers for their adherence to required standards.

British American Tobacco p.l.c. Form 20-F 2025
As with any global agricultural commodity, international tobacco prices fluctuate yearly. Prices are influenced by multiple factors including production costs
(such as labour and agricultural inputs), local inflationary pressures, economic and political developments, and climatic conditions that affect the supply, demand and crop quality.
Climate change-related risks may further contribute to tobacco price volatility. Even in a scenario in which global warming is limited to no more than 1.5°C above pre-industrial levels, we anticipate medium- to long-term increases in energy prices which are likely to exert upward pressure on raw material costs.
Additionally, risks related to acute weather (e.g., extreme weather events, such as cyclones, floods or heatwaves) and chronic weather (continued change in climate, resulting in changes to precipitation patterns and temperatures in general) are expected in the long-term (with respect to acute weather effects) and in the short-term (with respect to chronic weather) to disrupt the agricultural supply chain further by reducing production capacity and yields, thereby increasing raw material costs.
To mitigate the impact of leaf cost inflation, the Group maintains a diversified sourcing strategy built around multiple origins capable of supplying interchangeable quality grades. This flexibility enables us to optimise procurement decisions in response to market conditions and reduces reliance on any single geography. In addition, we operate a c,12‑month duration policy that provides forward visibility on pricing and availability, helping to smooth short‑term fluctuations in supply and manage volatility in international tobacco markets. This structured approach supports cost stability, strengthens supply resilience, and ensures continuity of high‑quality leaf for our manufacturing operations.
At the time of this report, the Group believes there is an adequate supply of tobacco leaf in the world markets to satisfy its current and anticipated production requirements.
We also source a number of other materials as part of our production requirements, covering areas that include wrapping materials and filters for our combustibles business and liquids, heaters and batteries for our New Categories products. We work closely with our suppliers to ensure a resilient supply chain, with contingency sourcing in place. Contracts and sourcing agreements are reviewed regularly, to ensure competitive trading terms while recognising that prices may be impacted by external factors. Our electronics supply chain includes multiple layers of suppliers, which create additional challenges for managing human rights risks. We take a risk-based approach to our human rights due diligence, which includes evaluation through an independent risk assessment platform and third-party audits, covering topics that are identified as the most relevant for the Group’s non-tobacco supply chain, such as working conditions and forced labour. Sustainability represents about 10-15% of the supplier evaluation criteria and is in progress to be embedded in the contract service levels agreements. In addition, our Supplier Code of Conduct applies to all our suppliers and outlines the actions we expect them to take in relation to responsible mineral sourcing, and we are committed to engaging with our suppliers to build on supply chain traceability, as appropriate. We are currently preparing for new regulatory requirements related to supply chain due diligence.
Raw material sourcing strategies are reviewed frequently (to ensure continuity of supply and cost efficiency) with other productivity initiatives (including specification rationalisation) identified as part of the Group’s drive for productivity savings to further mitigate the impact of inflation and optimise cash flow.
We also have a vast network of suppliers of indirect goods and services that are unrelated to our products, such as for IT services and facilities management.
For more details on the volatility of raw material pricing as well as on the risks associated with the sourcing, please refer to Item 5.A - Raw materials and other consumables paragraph on page 31 and Item 3.D, respectively.
Marketing
'Love our Consumer' is one of our values and consumers are the core of everything we do. Consumer-led product innovation is central to achieving our purpose and we believe that our multi-category approach is the most effective way to meet the diverse preferences of adult nicotine consumers worldwide.
We engage with our adult consumers through extensive market research activities and sales interactions, led by our marketing teams across the Group.
We use a globally responsible approach to marketing, seeking to raise standards and prevent underage access, while growing our market share by encouraging adult consumers to choose our products over those of our competitors.
As one of the most established tobacco and nicotine businesses in the world, we truly understand adult consumers and their diverse preferences. This, combined with our data and analytics-led approach, helps us to gain insights and anticipate trends.
These insights enable the development and responsible marketing of our products, so that they are fit to satisfy consumer preferences.
Powered by our consumer insights platform, we focus on product categories and consumer segments across our global business that have the greatest potential for sustainable growth. In addition, we engage loyalty programmes and other incentives to reward our adult consumers.
We work with customers to uphold responsible marketing and prevent underage access. Examples of our engagement with customers include:
–Ongoing dialogue - this represents most of our customer engagement and includes regular business meetings and performance reviews.
–Customer care portals and customer voice programmes - we operate helplines and websites for feedback and complaints, and survey retailers to assess satisfaction via our Customer Engagement Index.
–Retail audits and engagements - we work with retail partners and conduct audits to help ensure adherence to our responsible marketing standards.
Our Responsible Marketing Principles
Our approach to responsible marketing is governed by our Responsible Marketing Principles (RMP) and Responsible Marketing Code (RMC). They apply to all BAT entities and marketing suppliers working on our behalf. We seek to uphold the same high standards in every market in which we operate, even when they are stricter than applicable local laws.
Our RMP, RMC and supporting guidelines govern how we market our products, with a particular focus on designing products for adult smokers and adult nicotine consumers. Topics covered include Underage Access Prevention (UAP), mandatory health warnings and digital marketing content. The RMP and
RMC are underpinned by detailed guidelines and toolkits to facilitate their consistent application.
Processes are in place for reviewing and approving marketing content to facilitate compliance with both our standards and local laws.
Marketing in a digital age
We only use social media where the audience is predominantly adult. We do not use open social media for our combustibles brands. Where we use social media partnerships to promote Smokeless products, we only select third-parties whose audience is predominately adult. Our e-commerce and social media channels must also adhere to the requirements set out in the RMP and RMC. Our Digital Confidence Unit (DCU) is dedicated to monitoring social media content 24/7 for compliance and reputational management purposes. To provide oversight, the team reviews our social media posts to check for compliance with the RMP and RMC. The DCU engages with markets, as appropriate, to take swift, corrective action, in respect of any incidents identified.
Reporting and resolving incidents of non-compliance
Any allegations of non-compliance are managed and escalated by the relevant market. Regional Heads of Legal report any relevant findings to the Regional
Audit Committee and remediation actions are implemented, as appropriate. In 2025, we identified two incidents of non-compliance with local marketing regulations resulting in a fine or penalty1.
Notes:
1.The data for the number of marketing incidents resulting in a fine or penalty is based on cases submitted under applicable governance by Regions and Direct Reporting Business Units (DRBUs) throughout the year to the Responsible Marketing Committee. Incidents are only reported here when a fine is issued.

British American Tobacco p.l.c. Form 20-F 2025
Patents and Trademarks
Our trademarks, which include the brand names under which our products are sold, are key assets which we consider, in the aggregate, to be important to the business as a whole. As well as protecting our brand names by way of trademark registration, we also protect our innovations by means of patents and designs in key global jurisdictions.
In February 2024, we entered into a settlement agreement with an indirect wholly-owned subsidiary of Philip Morris International Inc. (PMI) regarding the infringement of certain patents and certain intellectual property rights, see Item 10.C. on page 88.
New Manufacturing Processes
As the Group increases its capabilities in new products, including New Categories, we are developing relationships with third parties to support the manufacture of certain components inherent within our New Category products. We have several development and commercial supply contracts, licences, and agreements with our supply partners to support our new manufacturing processes. Within these arrangements, IP ownership and lack of supply liability clauses are embedded within the framework documentation to ensure the risk exposure is managed accordingly and we are free to develop or source alternative manufacturing solutions to ensure continued supply for growth and/or profitability.
We are also developing in-house manufacturing capabilities, including the manufacture of HP and Modern Oral products, and we continue to invest in the
Group’s manufacturing infrastructure to support the Group in the future.
Statements Regarding Competitive Position
Statements referring to the competitive position of BAT and its subsidiaries are based on the Group’s belief and best estimates. In certain cases, such statements and figures rely on a range of sources, including investment analyst reports, independent market surveys, and the Group’s own internal assessments of market share.
The Group uses certain non-financial measures to assess its competitive position:
Volume
Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:
–Factory-made cigarettes (FMC) – sticks, regardless of weight or dimensions;
–Roll-Your-Own/Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;
–Traditional Oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent)
for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;
–Modern Oral – pouches, being 1:1 conversion to stick equivalent;
–Heated sticks – sticks, being 1:1 conversion to stick equivalent; and
–Vapour – units, being pods, bottles and disposable units. There is no conversion to a stick equivalent.
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
Volume Share
Volume share is the estimated number of units bought by adult consumers of a specific brand or combination of brands, as a proportion of the total estimated units bought by adult consumers in the industry, category or other sub-category. Sub-categories include, but are not limited to, Heated Products, Modern
Oral, Traditional Oral, Total Oral or Cigarettes. Except when referencing particular markets, volume share is based on our Top markets. Top markets are those markets that management determines are strategic in each category, with reliable share data from third parties. Management notes that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative revenue sizes.
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
Volume share is used by management to assess (and management believes that it is useful to users of the financial statements to understand) the relative performance of the Group and its brands against the performance of its main competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors.
Volume share in each period compares the average volume share in the period with the average volume share in the prior year (using the current year Top markets). This is a more robust measure of performance, removing short-term volatility that may arise at a point in time. Due to the timing of available information, volume share for 2025 is for the year ended 31 December 2025 unless otherwise stated.
However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, December 2025).
Please refer to page 20 for the Top Markets by region and by product category.
Value Share
Value share is the estimated retail value of units bought by adult consumers of a particular brand or combination of brands, as a proportion of the total estimated retail value of units bought by adult consumers in the industry, category or other sub-category in discussion. Except when referencing particular markets, value share is based on our Top markets. Top markets are those markets that management determines are strategic in each category, with reliable share data from third parties. Management notes that the markets that form the definition of Top markets may change between periods as this will reflect the development of the category within markets including their relative revenue sizes.
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
Value share is used by management to assess (and management believes that it is useful to users of the financial statements to understand) the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised.

British American Tobacco p.l.c. Form 20-F 2025
Value share in each period compares the average value share in the period with the average value share in the prior year (using the current year Top markets).
This is a more robust measure of performance, removing short-term volatility that may arise at a point of time. Due to the timing of available information, value share for 2025 is for the year ended 31 December 2025 unless otherwise stated.
However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, December 2025).
Please refer to page 20 for the Top Markets by region and by product category.
Our Top Markets are defined as the Top markets by industry revenue. These markets represent:
–c.80% of total industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2024.
–c.80% of total industry HP revenue in 2024.
–c.90% of total industry Modern Oral revenue in 2024.
–c.60% of total industry cigarettes revenue in 2024.
Regulation of the Group’s business
Overview
The tobacco and nicotine industry remains one of the most heavily regulated consumer goods sectors globally, with manufacturers operating under diverse and often complex regulatory frameworks. Nearly all markets impose restrictions on the manufacture, pricing, sale, marketing, packaging and use of tobacco products. At the same time, regulation of new, innovative, non-tobacco nicotine products continues to evolve as governments seek to establish appropriate frameworks for these categories. In some markets, entirely new regulatory regimes are being developed, while in others, emerging products are being brought under existing rules that were not originally designed for them – for example, Modern Oral products being treated under pharmaceutical legislation or regulated as food products. The Group continues to engage proactively with governments, regulators and other stakeholders to provide advice and experience that can help to shape balanced, evidence-based policies and achieve reasonable and proportionate regulation across all product categories.
Broadly, regulation of tobacco and New Categories falls into the following categories:
Category bans: Prohibitions on the sale, import, possession, or use of specific products, including newer nicotine or tobacco alternatives.
Product regulation: Regulations governing product composition, ingredients, format, design and attributes – such as nicotine strength or flavour –
along with product safety standards and disclosure requirements.
Packaging and labelling: Requirements mandating health warnings and other information on packaging, as well as requirements regarding pack design, including shape, size, weight, and colour and plain packaging requirements.
Advertising and sponsorship: Partial or comprehensive restrictions on advertising, promotion and sponsorship, including on brand stretching (the association of tobacco brands with non-tobacco products) and limitations on the use of certain descriptors or brand names.
Retail regulation: Controls on where and how products can be sold, such as outlet types (e.g. specialists, supermarkets or vending machines), display restrictions (e.g. above or below the counter), and requirements for age verification and adult purchase.
Place-based restrictions: Bans on smoking or vaping in designated public or private spaces.
Price-related measures: Policies influencing product prices, including excise taxes, minimum pricing, and other fiscal measures.
Responsibility obligations: Requirements under Extended Producer Responsibility (EPR) schemes, such as waste management initiatives, and actions to combat illicit trade.
In addition to complying with local laws and regulations, the Group implements a range of global policies and standards that may go beyond local requirements, reflecting its commitment to responsible business practices and high regulatory compliance standards.
The Group recognises and supports the objectives of governments and policymakers in reducing smoking rates and the associated health impacts, as well as the role of regulation in achieving these goals. Accordingly, the Group endorses tobacco and nicotine regulations that are grounded in robust evidence, tailored to local circumstances, effectively achieve intended policy objectives, and which avoid unintended consequences, such as the expansion of illegal markets.
Progressive, science-based regulation—including forward-looking policies for Smokeless products – is essential to achieving a smokeless world and supporting governments’ smoke-free ambitions, helping to build A Better Tomorrow™.
The Group believes that the development of regulations for Smokeless products, should follow the below principles:
–be based on science and evidence, and proportionate to the products’ risks compared with those of combustible tobacco
–facilitate adult awareness of smokeless alternatives and allow adult-only access
–ensure high product quality and environmental sustainability, while ensuring consumer relevance; and
–enable effective enforcement.
World Health Organization’s Framework Convention on Tobacco Control
A large proportion of the regulation of tobacco products has been driven at global level by the World Health Organization (WHO)’s international treaty: the
Framework Convention on Tobacco Control (FCTC). The FCTC came into force in 2005 and contains provisions which seek to reduce tobacco consumption and exposure to smoke. The original treaty is supplemented by one protocol on illicit trade and guidelines on the implementation of several of the treaty obligations.
While the guidelines are not legally binding, they provide a framework for Parties to the treaty on implementing specific policies that target tobacco consumption. To date, the FCTC has been ratified by 183 countries - not including the U.S.
Over time there have been growing efforts by tobacco-control advocates and public health organisations to encourage governments to regulate the tobacco and nicotine industries in ways that go beyond the measures originally agreed in the FCTC. As a result, the scope of regulation is expected to continue to expand, potentially encompassing products and areas not envisaged when the treaty was first adopted.
In recent years, the WHO and other public health bodies have been advancing what has been described as a broader interpretation of the FCTC, reframing its objectives to encompass nicotine use rather than focusing solely on tobacco consumption. This is despite the original text referring to nicotine solely in the context of dependence among tobacco users, not as a subject for wider regulation.
All engagement efforts by the tobacco industry are closely monitored by these organisations and are often erroneously characterised as unlawful. In turn, this has an impact on the willingness of Parties to engage with the industry, which limits the opportunity for the tobacco industry to provide its experience and expertise in the development of regulation around nicotine products.
The Eleventh Session of the Conference of the Parties to the WHO Framework Convention on Tobacco Control (COP11) took place in November 2025.
Among other debates, proposals and decisions, COP11 featured a debate on Tobacco Harm Reduction (THR), in which a number of Parties expressed

British American Tobacco p.l.c. Form 20-F 2025
support for a recommendation that Parties should consider it as a policy option when establishing national tobacco control frameworks and strategies.
However, no consensus was reached on the proposals. A decision on Article 19 (liability) was adopted, inviting Parties to consider recommendations from the Expert Group – the Expert Group was created to examine the reasons for low implementation of Articles 9 and 10 (regulation of product contents and disclosure) and related partial guidelines. Regarding environmental protection under Article 18, COP11 adopted a decision focusing on research, data collection, awareness-raising and examination of potential regulatory pathways. Earlier proposals such as filter bans, mandatory classification of tobacco waste as hazardous, and assertions of FCTC primacy in environmental fora were not included in the final text. Instead, the decision emphasises coordination with environmental agreements and the preparation of a detailed report for COP12. No new guidelines were adopted at COP11. The next Conference of the
Parties (COP12) will take place in Armenia in November 2027.
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
In May 2021, the European Commission published a report reviewing the implementation of the Directive which concluded it had been successful in reducing tobacco use but that more action was required, particularly on new categories such as vapour and tobacco heated products (THPs).
Stricter rules for THPs have already been adopted by way of a delegated act (Commission Delegated Directive 2022/2100), which removed the exemption for THPs from the ban on tobacco products with characterising flavours and the requirement to carry certain health warnings (see the Regulation of
Ingredients, including Flavoured Tobacco Products section for details).
A revised legal instrument (TPD3), which may come in the form of an EU Regulation which would be immutable and directly applicable without any transposition into national law, is currently being drafted. The European Commission is expected to propose a revision to the existing EU tobacco control framework (both TPD2 and the Tobacco Advertising Directive) in 2027. The process of reviewing the tobacco control framework has been underway for the last three years. A future framework will most likely take the form of a revised Directive, although directly applicable EU regulations are possible.
Specific provisions in any new Directive are yet to be confirmed. Recent Commission statements and publications - such as the EU’s Beating Cancer Plan and Cardiovascular Health Plan - suggest that further restrictions will apply to traditional combustible tobacco products, which could include standardised packaging, stricter ingredient rules and a ban on the use of plastic-containing filters. For vapour products, and where still permitted for THPs, changes could include restrictions on flavours, packaging, communications and ingredients, and the extension of regulation to nicotine-free products. A revised TPD2 could seek to regulate nicotine pouches, either by creating a new framework or potentially banning the category. Herbal Products for Heating are likely to also be addressed by any Directive, although details on specifics are less clear for this category.
EU Single-Use Plastics and Environmental Regulation
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
However, several Member States experienced delays in transposing and implementing the SUP Directive, resulting in EPR schemes becoming operational months - or in some cases years - behind schedule. Spain, for instance, only published its implementing regulations in late 2024, while Greece began discussing its own in early 2025. At the EU level, the European Commission issued long-awaited guidance in 2025 to assist Member States in defining cost criteria for litter clean-up. It also confirmed plans to evaluate the SUP Directive by 2027 to assess its impact and determine whether revisions are required. A public consultation and call for evidence was launched in December 2025, open for feedback through to March 2026.
The European Commission also held consultations on a proposed Circular Economy Act in 2025 and on reducing administrative burdens arising from environmental legislation. Internationally, the UN Environment Programme’s Intergovernmental Negotiating Committee failed to reach agreement on a legally binding treaty on plastic pollution, after opposition to a cap on plastic production from countries including Russia, India and the United States. The
Committee is expected to reconvene in 2026.
Restrictions on the Use of Tobacco and Vapour Products in Public and Private Places
The Group operates across various markets where restrictions are in place on smoking and vaping in certain private, public, and workplace settings, such as restaurants, bars, beaches, and nightclubs. While the specifics of these restrictions vary, comprehensive bans on smoking, vaping and the use of THPs in public and workplace environments have been established in markets such as the U.S., Canada, the UK, France, Spain, New Zealand, and Australia. More
recently, new restrictions have included restrictions on the use of such products within a specified distance from designated public areas, such as primary schools, and/or in private places such as vehicles when children are present or balconies in shared housing.
Regulation of Ingredients, including Flavoured Products
Some countries have restricted or banned the use of certain flavours or ingredients in cigarettes and other tobacco, vapour and nicotine products. These actions are typically based on claims that flavoured products disproportionately appeal to minors, encourage youth smoking initiation or can increase the addictiveness or toxicity of products. In these cases, permitted flavours are often limited to tobacco and/or menthol variants only.
Such restrictions have been enacted in markets including the U.S., Canada, Australia and Türkiye. The EU’s TPD2 similarly banned the sale of cigarettes, roll-your-own tobacco and THPs, with characterising flavours other than tobacco. However, some regulations relating to flavours currently face legal challenges. In Brazil, for example, a proposed ban on ingredients with flavouring or aromatic properties, including menthol, remains unenforced due to ongoing litigation.
Additionally, regulators in Europe are increasingly examining restrictions on flavours and other ingredients for RRPs*† . For example, Finland, the
Netherlands, Denmark, Spain and the UK have adopted, or are considering adopting, restrictions on flavours for vapour products. In 2023, an instrument
(called a Delegated Directive), issued by the European Commission, extended the ban in the TPD2 on characterising flavours for tobacco products to also apply to THPs. Member States were required to apply the Directive from October 2023.
A growing number of countries have restricted, or are considering restrictions on flavours for nicotine pouches, including Canada, Denmark, Latvia and
Poland, while a very limited number, such as Spain, are considering flavour restrictions for Herbal Products for Heating. In a few cases, some countries have sought to restrict flavours for all “nicotine products”, thereby seeking to capture all categories under flavour provisions.
Further legislation on ingredients for both cigarettes and RRPs*† is expected. The Conference of Parties to the FCTC has tasked a Working Group to expand the partial guidelines on the regulation of the contents of tobacco products and tobacco product disclosures (Articles 9 and 10 of the FCTC). This Working
Group’s activity was suspended in 2018 and an Expert Group was created to examine the reasons for low implementation of Articles 9 and 10 and related partial guidelines. Although the Expert Group reported back in 2021, COP10 could not agree on whether to proceed through a Working Group or an Expert
Group. COP11 again failed to resolve this question, deferring it to COP12 in 2027.

British American Tobacco p.l.c. Form 20-F 2025
Plain and Standardised Packaging and Design
Plain (or ‘standardised’) packaging typically involves restrictions on using trademarks, logos, and colours on product packaging, allowing only a single approved base colour and specifying the font, size, and placement of the brand name and variant. Tobacco control advocates have tended to prioritise these measures, with non-binding FCTC guidelines suggesting that Parties "should" consider adopting plain packaging.
As of November 2025, 28 countries have either implemented or passed legislation for plain packaging requirements impacting cigarettes, including Australia,
Belgium, Canada, Denmark, France, Ireland, New Zealand, the Netherlands, Saudi Arabia, Singapore, Türkiye and the UK. A number of other countries, including but not limited to Spain, South Africa and potentially Indonesia, are currently actively considering introducing similar legislation.
More recently, some regulators and tobacco control advocates have examined measures which could apply to individual cigarettes, such as mandatory on-
product health messages. A series of such messages was approved in Canada and Australia, and regular cigarettes were required to carry the messages as of
April 2025 in both jurisdictions.
Notes:
*Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.
Product Display Bans at Point of Sale and Licensing Regimes
Product display bans at the point of sale and licensing regimes have become relatively commonplace for combustible tobacco products and have been implemented for several years in a number of countries, including in Norway, Iceland, Finland, New Zealand, Thailand, Canada, Australia, and the UK. A
small number of countries have also sought to extend these provisions to apply to RRPs*†.
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
In November 2012, FCTC Parties adopted the protocol to Eliminate Illicit Trade in Tobacco Products (Protocol), which includes a range of supply chain control measures, such as the implementation of "tracking and tracing" technologies. As of November 2025, 72 parties, including the EU, have ratified the
Protocol.
Regulation of Reduced-Risk Products*† (RRPs)
The vapour products category has grown rapidly in both size and complexity in the past decade. However, there is still no consensus on how RRPs*† should be regulated. The EU’s TPD2, for example, establishes frameworks for the regulation of novel tobacco products and vapour products by introducing nicotine limits, health warning requirements, advertising restrictions and pre-market notification and post-market disclosure obligations. As noted above, the World
Health Organization and other public health organisations have also sought to widen the scope of the FCTC to include RRPs*†.
In countries where sales of vapour products are permitted, governments are seeking to regulate them more strictly, including by adopting bans on vaping in public places, restrictions on flavours, requiring plain packaging and retail display bans. An increasing number of governments have moved to ban the sale of single-use vapour products, with Belgium, the UK and New Zealand implementing bans in 2025.
Other RRPs*† such as nicotine pouches and THPs are also facing increasing scrutiny. In many jurisdictions, existing legislative definitions of ‘tobacco products’ are interpreted as applying to THPs, thereby subjecting them to the same restrictions as those designed for traditional combustible tobacco products, often without any need to change existing laws.
Countries including Brazil, India and Mexico, have expressly banned all RRPs*† while others, such as Australia and Japan, regulate vapour products as medicinal products, thereby heavily restricting or effectively banning their sale.
A number of countries, including Netherlands, Belgium, France and Germany, have implemented or have passed regulations to ban Modern Oral products, either through provisions banning their sale outright, or via classification as foodstuffs, meaning their sale is de facto prohibited. Certain European countries, such as Spain and Luxembourg, have sought to de facto ban sales of nicotine pouches by limiting the amount of nicotine permitted in the products to levels so low that the products would be unsatisfying for consumers. Other jurisdictions have sought to implement bans via their classification as tobacco substitutes or medicinal products. It is considered likely that tobacco-free nicotine pouches will be regulated at a European level as part of the next revision of the
Tobacco Products Directive (TPD). It is also possible that Herbal Products for Heating could be addressed in the TPD.
Additional measures
Generational Sales Bans (GSBs) are among the latest significant developments under discussion in tobacco control policy. These measures seek to prohibit the sale of tobacco products - and in some cases nicotine products - to anyone born after a specified date, meaning affected individuals would never legally be permitted to purchase such products in their lifetime. The most prominent example is in the United Kingdom, where legislation proposes to ban the sale of tobacco and THPs to anyone born on or after 1 January 2009.
The concept has attracted some international attention: the Maldives passed legislation to implement a similar ban in 2025; the Turkish Government is reportedly drafting a bill with comparable provisions; and the Australian and Norwegian Governments have indicated they are assessing similar approaches.
In several other countries, individual lawmakers have also attempted to introduce GSB proposals, though none have yet been enacted. The real-world implications of a full generational ban - including any impact on illicit trade - remain uncertain.
New Zealand became the first country to legislate for a GSB in 2022, introducing a ban on tobacco sales to anyone born on or after 1 January 2009.
However, these provisions were repealed by a subsequent government due to enforcement concerns and fears of fuelling an illicit market. Likewise, the
Malaysian Government sought to include GSB provisions in a 2023 bill, but they were later removed amid concerns over their constitutionality.
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
Cannabis
The regulatory environment and consumer sentiment towards cannabis is also evolving. From the reclassification of medical cannabis in Germany, to the roll-out of recreational pilot programs in Switzerland and the Netherlands, we are seeing progress across the globe. Such developments are essential to further exploration of the category, and we will continue to monitor the changes in the regulatory environment as it evolves.

British American Tobacco p.l.c. Form 20-F 2025
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
–Banning categories of tobacco products; and
–Requiring the reduction of nicotine yields of a tobacco product to zero.
On 10 May 2016, the FDA issued a final regulation, referred to as the Deeming Rule, deeming all remaining products that are “made or derived from tobacco” to be subject to the FDA’s regulatory authority under the FSPTCA. The Deeming Rule became effective as of 8 August 2016, though some requirements of the Deeming Rule had their own compliance dates. Such ‘deemed’ tobacco products subject to the FSPTCA include, among others, electronic nicotine delivery systems (including e-cigarettes, e-hookah, e-cigars, vape pens, advanced refillable personal vapourisers, electronic pipes and e-
liquids mixed in vape shops), certain dissolvable tobacco products, cigars, pipe tobacco, and nicotine pouches.
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
The FDA issued marketing granted orders for the Vuse Solo device and its tobacco (‘original’) flavour in October 2021, but issued a marketing denial order for Vuse Solo flavours other than menthol (which were not on the market). That denial is being appealed with the FDA. In May 2022, the FDA issued marketing granted orders for the Vuse Vibe device and its tobacco flavour and the Ciro device and its tobacco flavour but issued a marketing denial order for flavours other than menthol (which were not on the market). R. J. Reynolds Vapor Company has appealed the denials issued for the relevant Vuse Vibe and
Ciro products by requesting further Agency review. We have received and are challenging the FDA's marketing denial orders dated January 2023 related to
Vibe and Ciro (menthol variants) and the FDA’s marketing denial orders dated March 2023 related to Solo (menthol variants).
In October 2023, the FDA issued a marketing denial order for Vuse Alto menthol and mixed-berry (the latter of which was not on the market). As with Vibe,
Ciro, and Solo, we challenged the denial order in court with retailers as co-petitioners. We have received court-ordered stays of enforcement of the FDA’s denial orders for currently marketed menthol Vuse Alto, Solo, and Vibe products, which means these Vuse menthol products can continue to be marketed and sold while the judicial review process continues. In the U.S., menthol variants account for 75% of total Vuse consumables (2024: 73%). In a case called
FDA v. Wages & White Lion Investments, L.L.C, the U.S. Supreme Court concluded that with respect to dessert, candy, and fruit-flavoured e-cigarettes sold by another company, the FDA had not unlawfully changed positions on what evidence was required for those products, and the denial of the marketing authorisation was rightful. We have arguments that the facts and circumstances of our cases are different from Wages & White Lion. There can be no assurance, however, that the Vuse menthol or other flavours-related appeals will succeed. The U.S. Supreme Court ruled in 2025 on an important aspect of
R.J. Reynolds Vapor Company’s challenge to the FDA’s denial of menthol and mixed-berry Alto. Specifically, the Supreme Court held that retailers are
“adversely affected” and thus have a cause of action to challenge an FDA denial order. So the retailers affected by the FDA’s denial orders for Vuse menthol products could validly challenge those orders in the Fifth Circuit Court of Appeals. In two subsequent decisions, the Fifth Circuit held that venue is proper so long as just one of the petitioners has its principal place of business in the circuit, which, assuming it is applied in the Vuse cases, would allow R.J. Reynolds
Vapor Company’s challenges to remain in the Fifth Circuit. The Vuse cases are now being held in abeyance until May 2026. The FDA agreed to review a new application for menthol Vuse Alto, which R. J. Reynolds Vapour Company submitted in August 2025. The menthol Vuse products can therefore remain on the market until at least May 2026. In May 2026, if the FDA has not decided the new application, the parties may agree to continue holding the cases in abeyance for longer, or may proceed to merits briefing.
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
In July 2024, the Group acquired the marketing rights to synthetic nicotine pouch products that had submitted PMTAs by the May 2022 deadline. Those products are marketed as Velo Plus Pouches and Grizzly Pouches. The applications for those products remain pending with the FDA and the products are on the market in the U.S. pending the FDA’s review. There can be no assurance that the application will be granted.
Comprehensive Plan for Tobacco and Nicotine Regulation
In March 2018, the Agency issued three Advance Notices of Proposed Rulemaking, seeking information on (1) the lowering of nicotine levels to non-
addictive or minimally addictive levels, (2) the impact of flavours (including menthol) in increased initiation among youth and young adults as well as assisting adult smokers to switch to potentially less harmful forms of nicotine delivery, and (3) the patterns of use and public health impact of premium cigars. In April 2022, the FDA published a proposed product standard that would ban menthol as a characterising flavour in cigarettes. The FDA accepted public comment on this proposed rule through August 2022. RAI Services Company submitted a detailed comment to the FDA (available on the U.S.
Government's Regulations.gov website) opposing the proposed rule as unsupported by existing scientific evidence and with the potential for negative unintended consequences. The Biden Administration initially announced a non-binding target date of August 2023 for issuing the final rule. The administration then pushed the target date back to March 2024. Then, in April 2024, the Biden Administration announced that the final rule would be further delayed, and the final rule has yet to be issued. The rule has now been withdrawn from the FDA’s list of priorities.
Additional regulation
In December 2022, the sale of all tobacco products with characterising flavours other than tobacco (including menthol) were banned in the state of California.
This has negatively impacted the Group's volumes in the U.S. In January 2025, California extended the prohibition to cover tobacco products that produce a

British American Tobacco p.l.c. Form 20-F 2025
“cooling sensation” and instituted a registry for all “unflavored” tobacco products that can be sold in the state – this includes combustibles, Traditional Oral,
Modern Oral and Vapour products. The list took effect on 1 January 2026.
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
In January 2017, the FDA issued its first proposed product standard whereby it would require the reduction, over a three-year period, of the levels of N-
nitrosonornicotine (NNN) contained in smokeless tobacco products. Since issuing this proposal, the FDA has simply stated that it is evaluating submitted comments. The FDA’s semi-annual regulatory agenda has not listed the NNN proposal since its publication. Thus, it is not known whether or when this proposed rule will be finalised, and, if adopted, whether the final rule will be the same as or similar to the proposed rule.
On 18 March 2020, the FDA issued a rule mandating the incorporation on cigarettes packages and advertising of graphic health warnings. The rule required eleven new textual warnings, each accompanied by a specific graphic image, on the top 50% of the front and back of all cigarette packages, on the left 50%
of the front and back of cigarette cartons, and on 20% of all cigarette advertising in a location at the top of each advertisement, beginning 18 June 2021.
On 3 April 2020, RAI subsidiaries R. J. Reynolds Tobacco Company and Santa Fe Natural Tobacco Company, in conjunction with several cigarette manufacturers and retailers, filed a lawsuit seeking an order and judgment holding unlawful, enjoining, and setting aside the rule in its entirety. The court, following multiple orders to delay the implementation of the rule, invalidated it as unconstitutional in December 2022. In February 2023, the FDA appealed this decision to the U.S. Court of Appeals for the Fifth Circuit. On 21 March 2024, the U.S. Court of Appeals for the Fifth Circuit issued its opinion reversing the court’s decision, and concluding that the warnings are constitutional. On 25 November 2024, the U.S. Supreme Court declined to review the Fifth
Circuit’s decision. Plaintiffs continue to pursue their remaining statutory claims against the rule.
On 13 January 2025, the District Court entered an order postponing the effective date of the rule pending final disposition of the remaining statutory claims.
The FDA appealed that order to the U.S. Court of Appeals for the Fifth Circuit; briefing has concluded and the court has not yet scheduled oral argument. In the meantime, on 29 August 2025, in a separate case, the U.S. District Court for the Southern District of Georgia entered an order vacating the rule due to the
FDA’s failure to follow notice-and-comment procedures. The FDA has appealed that order to the U.S. Court of Appeals for the Eleventh Circuit, and the
appeal remains pending.
Under the prior Biden Administration, the FDA announced its intention to issue a final rule to ban menthol as a characterising flavour in cigarettes. The
Trump Administration has listed the rule as withdrawn on the Spring 2025 Unified Agenda. It is not known whether or when this rule will be finalised, and, if adopted, whether the final rule will be the same as or similar to the proposed rule.
On 15 January 2025, in the final days of the outgoing Biden Administration, the FDA issued a proposed product standard whereby the agency would limit nicotine levels in cigarettes following a two-year effective date from publication of any final rule. The proposed rule was subject to public comment. RAI companies submitted a detailed comment opposing the proposed comment deadline. The Trump Administration has listed the rule as “withdrawn” on the
Spring 2025 Unified Agenda.
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
See also the Group’s risk factors related to legal, regulatory and compliance risks under Item 3.D.
Notes:
*Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.
Item 4.C - Organizational structure
British American Tobacco p.l.c. is the Group’s parent company. We have a number of direct and indirect subsidiaries, incorporated across the globe. A complete list of our subsidiaries is filed as Exhibit 8 to this Form 20-F.

British American Tobacco p.l.c. Form 20-F 2025
Item 4.D - Property, plant and equipment
The Group uses a combination of in-house and contract manufacturers to manufacture its products.
BAT-owned manufacturing facilities1

	United States	AME	APMEA	Total
Fully integrated manufacturing	1	13	22	36
Other processing sites (including leaf threshing and OTP)	—	6	9	15
Sites manufacturing other products (including Snus, Modern Oral and Liquids)	2	5	—	7
Research and development facilities	1	2	3	6
Total	4	26	34	64
Note:
1.As of 31 December 2025.
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
In 2025, the Group manufactured cigarettes in 36 cigarette factories in 35 countries. These plants and properties are owned or leased and operated by the
Group’s subsidiaries. The Group’s factory outputs and establishments vary significantly in size and production capacity. In line with our corporate commitment to fight climate change, our factories have decarbonisation, water usage and waste optimisation programmes.
Also in 2025, the Group used third-party manufacturers to manufacture the components required, including the devices, related to New Categories. The
Group also used third-party manufacturers to supplement the Group’s own production facilities in the U.S. and Poland to bottle the liquids used in Vapour products. Further, in 2025, the Group’s manufacturing facilities in Poland and Sweden (included in the above analysis) also undertook research and development activities, but were not distinct sites from the manufacturing activities. As such, they were not recorded in the research and development facilities to avoid the risk of double counting.
For more information on property, plant and equipment, please refer to note 13 in Part III - Item 18 Notes on the Accounts.
Item 5 - Operating and Financial Review and Prospects
Item 5.A - Operating results
The following discussion is based on and should be read in conjunction with the Company’s audited consolidated financial statements beginning on page 102 of this report.
Key Factors Affecting Results of Operations
The illicit market
The illicit tobacco market has continued to increase since the COVID-19 pandemic, and is estimated to have reached just above 15% of total global volume in 2025. Exacerbated by the increased cost-of-living in many countries, overall illicit volumes are expected to approach an unprecedented level of sales by 2027. Illicit trade exists in all world regions. Its growth is forecast to continue to worsen especially in Australasia, and the Middle East and Africa, in
the continued absence of effective enforcement and regulatory or fiscal changes.
Global combustibles regulation
Combustible tobacco products remain among the most tightly regulated consumer goods worldwide. Longstanding measures across many countries include restrictions on flavour additives, standardised (or plain) packaging, prohibitions on smoking in enclosed public spaces, and bans on retail product displays – all aimed at reducing the appeal, visibility and accessibility of tobacco.
In recent years, regulation has intensified further, with many governments – often drawing on World Health Organization (WHO) guidance – setting ‘smoke-
free’ or ‘tobacco endgame’ targets aimed at reducing adult smoking prevalence to below 5% within defined timeframes. To achieve these goals, some countries have begun considering more novel or interventionist approaches.
One such approach is the generational sales ban (GSB), which would permanently prohibit the sale of cigarettes and other tobacco products to anyone born after a specified year. The UK is among the most prominent examples, with legislation under consideration that would ban sales to individuals born on or after 1 January
2009. The Maldives has enacted similar legislation, while the Turkish, Australian, Irish and Norwegian governments are among those reported to be evaluating comparable measures to various degrees. Individual lawmakers in other countries and regional assemblies have also attempted to introduce GSB-style bills.
New Zealand and Malaysia were among the first countries to legislate for such policies but subsequently reversed course in 2023, citing concerns around enforcement, proportionality and constitutional compatibility. The real-world implications of a full generational ban – including any impact on illicit trade – remain uncertain. Other recent innovations include Canada and Australia’s introduction of requirements for individual health warnings to appear directly on cigarette sticks.
Lastly, environmental considerations are increasingly shaping tobacco regulation. The European Union’s Single-Use Plastics Directive (SUP Directive)
requires Member States to establish extended producer responsibility schemes covering products such as cigarette filters. The European Commission has commenced an evaluation of the SUP Directive – to be completed by July 2027 – to assess how it has worked in practice, collect evidence and opinions on whether the current measures are sufficient, and identify areas for improvement. Proposals to restrict, phase out or more tightly regulate the use of filters in cigarettes have been raised in a small number of countries.
At the global level, negotiations to develop an internationally binding instrument on plastic pollution, including in the marine environment, remain ongoing.
A number of stakeholders have advocated for the inclusion of measures specific to cigarette filters, signalling that sustainability issues are likely to be an increasing focus in future tobacco regulation.

British American Tobacco p.l.c. Form 20-F 2025
See also the Group risk factors related to legal, regulatory and compliance risks under Item 3.D and the section regarding the regulation of the Group’s business under Item 4.B for further details on regulation and the related risks.
AI and Optimisation
Artificial intelligence (AI) continues to transform how businesses operate, make decisions and engage with consumers. The integration of AI across product design, logistics and marketing has accelerated, delivering efficiency gains, deeper insights and more tailored experiences. Yet the full extent of AI’s benefits is still being realised. While some applications remain experimental or, in some cases, potentially overstated, others are already generating measurable productivity improvements and reshaping competitive dynamics.
A changing workforce
Automation and intelligent systems are redefining roles and organisational structures. As demand for digital and analytical skills grows, companies are rethinking talent strategies, upskilling employees and embedding AI into daily operations to boost performance and engagement. Those that adapt early are likely to capture significant productivity and innovation gains.
Smarter decisions and empowered consumers
AI is enabling businesses to anticipate consumer needs and optimise product design, sustainability and quality. While consumers are using AI to discover, compare and assess products, making informed, data-driven choices. The growing intersection of AI and personal health technology is also shaping behaviour. From wearable devices and digital health assistants to personalised wellness recommendations, consumers are using AI to better understand and manage their wellbeing. For the nicotine industry, these developments could influence how adult consumers seek information, evaluate alternatives and make more health-conscious decisions – reinforcing the importance of transparency, accuracy and innovation in product development.
Continued transition to new products
The rapid adoption of new, lower risk*† nicotine products is transforming the global market. The category of alternative products has expanded well beyond early vapour devices to include tobacco heating products (THPs), nicotine pouches, and – more recently – herbal products designed for heating. These innovations are increasingly popular among adult consumers seeking to continue using nicotine while avoiding the risks of combusting tobacco.
This shift represents one of the most significant structural changes in the history of the nicotine sector. By 2028, the global number of adult smokers is projected to fall by around 20 million, driven both by evolving social attitudes towards smoking and the accelerating consumer migration towards
RRPs*†. RRPs are forecast to account for a steadily rising share of total industry revenue, reflecting both consumer demand and continued product innovation.
Within this landscape, HPs are expected to grow by around 28% in volume over 2024–2029, while nicotine pouches are forecast to grow by approximately 130%. Volume growth for vapour products is expected to remain inconsistent and broadly flat, reflecting continued legislative uncertainty and regulatory grey areas in key markets.
New Categories Regulation
While alternative nicotine products are becoming more established across global markets, there remains significant divergence in how RRPs*† are regulated.
These products’ reduced-risk*† potential has been recognised by regulators in the UK and New Zealand, both of which have publicly stated that RRPs*†
represent a lower risk alternative to continued smoking. These countries have introduced proportionate regulatory frameworks that reflect this position while maintaining strong safeguards to prevent underage access. Other markets, including Greece, the Czech Republic and Sweden, have also signalled cautious support for Tobacco Harm Reduction as a complementary public health approach.
In contrast, several major markets – such as Brazil, Argentina, Mexico and India – remain sceptical of the potential public health benefits of RRPs*†. These countries have opted to impose broad restrictions or outright bans on product categories such as vapour products and tobacco heated products. Belgium and
France, similarly, have prohibited the sale of nicotine pouches, while Kazakhstan has implemented a ban on vapour products. In other cases, governments have adopted more limited prohibitions – such as non-tobacco flavour bans or product-specific restrictions – that nevertheless reduce consumer choice.
It is increasingly important that this debate be informed by evidence, ensuring that millions of adult smokers, who would otherwise continue to smoke, are not discouraged from switching to reduced-risk*† alternatives.
The UK and Sweden illustrate how balanced, science-led regulations that make RRPs *† available to adult consumers can accelerate Tobacco Harm
Reduction.
The illicit RRP*† market
Stricter nicotine regulations globally have also created significant challenges for the legitimate industry. For example, in 2024 the illicit market is estimated to have accounted for around 60% of global vapour product sales on a unit basis, being more than 76% of liquids (in litres) sold. We estimate that in the U.S.
illegal flavoured and single-use vapour products account for 70% of the total U.S. vapour market. This rapid growth has in part been fuelled by regulatory gaps, particularly in regions with restrictive or unclear frameworks and inadequate enforcement. As a result, illicit products have proliferated the market.
Beyond Nicotine1
The Wellbeing and Stimulation category covers products that consumers are seeking to better manage their daily wellbeing. It is expected to grow to £460 billion by 2030.
Some consumers are also beginning to look at alternative stimulant products that use nicotine-like analogues such as Ceretine, Metatine and Hippotine. These substances replicate certain effects of nicotine. However, they are not regulated as such, placing analogue-based products in a regulatory grey area and keeping them niche at present.
The nicotine and cannabis markets continue to evolve, and are expected to reach a combined US$1.2 trillion in value by 2029. While the growth of the adult-
use cannabis market is predominantly concentrated in the U.S., the global cannabis market is anticipated to expand as more countries reassess their prohibitionist approaches.
In Europe, Germany became the first major EU Member State to legalise personal cultivation and possession for recreational use in 2024, with Luxembourg and Malta taking similar steps and the Czech Republic legalising home cultivation and limited possession in 2026.
This shifting regulatory environment reflects a broader global trend, as governments assess the health, social and economic implications of legalisation and seek to balance public health objectives with consumer preferences and emerging economic opportunities.
The global legal recreational cannabis market has grown, from around £5 billion (2019) to £13 billion (2024)2. It is predicted to continue to grow by 8%3 each year, with non-combustible formats driving this category growth.
We believe this is signalling a shift away from traditional smokable combustible cannabis formats into other, potentially less harmful, more progressive consumption methods.
1.Unless otherwise stated, all data sources within this section are from Euromonitor International research published in 2025 and based on 2024 data (the latest full year available), unless otherwise stated.
All figures exclude China unless otherwise stated.
2.Euromonitor 2024 Market Sizing Data | Global.
3.Euromonitor 2024 Market Sizing Data | Global.

British American Tobacco p.l.c. Form 20-F 2025
Cost of Living
Despite easing inflation in some regions, the cost of living remains a global challenge. Persistent pressures on energy, food and housing – alongside currency volatility and uneven wage growth – continued to influence consumption patterns worldwide in 2025. Entering 2026, higher living costs and constrained disposable income are prompting consumers across both developed and emerging markets to reassess spending priorities and value perceptions.
Global shifts in consumer behaviour
Consumers are becoming more deliberate in their purchasing choices – trading down in some categories, delaying discretionary spending and seeking promotions or discounts wherever possible. Meanwhile, health, wellbeing and digital lifestyle management continue to shape preferences, even in cost-
conscious contexts. In emerging economies, affordability is a key driver of access and inclusion, while in more mature markets consumers are balancing price sensitivity with innovation, quality and sustainability.
Balancing cost, health and value
Brands that respond with affordable innovation, transparent value propositions and locally relevant offerings are best placed to maintain loyalty. For the nicotine industry, ensuring that Reduced-Risk Products*† (RRPs) remain accessible and competitively priced will be critical to supporting informed consumer choice globally. Fiscal and regulatory frameworks that reflect relative risk potential can help sustain affordability, encourage switching for those who would otherwise continue to smoke, and reinforce progress toward harm reduction in a cost-sensitive world.
Geopolitics and Trade
The global trading environment remains shaped by heightened geopolitical competition and economic realignment. As the policy shifts that followed the
2024 super-election cycle continue to take effect, governments are pursuing active approaches to industrial policy, supply-chain resilience and market access.
These dynamics will continue to influence trade flows and business strategy through 2026 and beyond, underscoring the importance of stability and predictable global frameworks.
Evolving trade architecture
The world’s major economies – notably the U.S., China and the EU – are advancing distinct approaches to trade, technology and regulation. This has encouraged innovation and regional investment, while also creating growing complexity and uneven standards across markets. Greater international alignment around product quality, safety and sustainability standards will be essential to ensure fair competition, consumer protection and a level playing field within global markets.
Building resilience
As global trade becomes more fragmented, resilience will depend on flexibility, foresight and engagement with evolving regulations. Businesses that can adapt quickly will be best placed to manage disruption and maintain market continuity. For the nicotine industry, this means ensuring agile supply chains, strong compliance systems and active participation in global efforts to enhance consistency and mutual recognition of product standards.
Notes:
All data sources within this section are from Euromonitor International research published in 2025 and based on 2024 data (the latest full year available), unless otherwise stated. All figures exclude China unless otherwise stated.
*Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.
Results for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024
Group Operating Review
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
Accounting Estimates
The critical accounting estimates are described in note 1 in Part III - Item 18 Notes on the Accounts and include:
–review of asset values, including goodwill and impairment testing;
–estimation of provisions, including as related to taxation and legal matters, specifically in respect of the Approved Plans in the Canadian litigation settlement; and
–estimation and accounting for retirement benefit cost.
Accounting Judgements
The critical accounting judgements are described in note 1 in Part III - Item 18 Notes on the Accounts and include:
–identification and quantification of adjusting items;
–determination as to the value of provisions and the exposures to contingent liabilities related to litigation (including as related to Canada) or other outstanding claims;
–determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exist in relation to investments held by the Group;
–review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency or multiple exchange rates; and
–the determination as to whether perpetual hybrid bonds should be classified as equity instead of borrowings.
Revenue
Reported revenue decreased 1.0% to £25,610 million, negatively impacted by a translational foreign exchange headwind of 3.1%.
On a constant currency basis, revenue grew by 2.1%. Our performance was driven by:

British American Tobacco p.l.c. Form 20-F 2025
–The U.S. where revenue increased 2.3% to £11,534 million (up 5.5% at constant rates of exchange) driven by combustibles, which benefitted from both strong price/mix (including excise duty drawback) contributing +12.3% and the success of the Velo Plus launch (with Modern Oral up 297% to £317 million (up 310% at constant rates of exchange))..
These more than offset lower combustibles volume (down 7.7%) and lower revenue in Vapour (down 6.4% to £934 million, being a decrease of 3.4% at constant rates of exchange);
–AME, which was up 0.7% to £9,309 million (up 3.3% at constant rates of exchange). This was led by combustibles price/mix (+7.2%) and the growth of
Modern Oral (up 18.3% to £800 million, an increase of 17.3% at constant rates of exchange), which drove New Categories up 4.8% to £1,813 million (up
4.3% at constant rates of exchange) despite a decline in Vapour of 11.2% to £543 million (down 11.4% at constant rates of exchange); and
–APMEA, which was down 10.9% to £4,767 million (down 7.2% at constant rates of exchange) due to regulatory and fiscal challenges in Australia and
Bangladesh, partially offset by higher revenue in Pakistan, Nigeria and Indonesia.
New Categories continued to grow, with revenue up 5.5% to £3,621 million (up 7.0% at constant rates of exchange) driven by Modern Oral (up 47.4% to
£1,165 million, an increase of 48.0% at constant rates of exchange). While HP was down 0.7% to £914 million, this was an increase of 1.0% at constant rates of exchange)). However, Vapour declined 10.4% to £1,542 million (down 8.6% at constant rates of exchange) due to the continued impact of illicit products mainly in the U.S. and Canada and regulatory and excise changes in the UK, Poland and France and market exits.
Refer to pages 34 to 37 for a discussion on regional performance and pages 37 to 40 for a further discussion on the performance by category.
Profit From Operations
Profit from operations on a reported basis was up 265%, with reported operating margin up 28.4 ppts to 39.0%. This was driven by lower adjusting items of
£1,575 million (compared to £9,154 million in 2024), largely due to:
–movements in respect of the Canadian litigation settlement. While 2024 included a charge of £6.2 billion, 2025 benefited from a net credit of £524 million following a change to the forecasted Canadian combustibles industry performance. This reduced the provision by £708 million (credit) but was partly offset by a goodwill impairment charge of £184 million, described on page 162;
–the classification in 2025 of the Group's business in Cuba as held-for-sale, recognising a charge of £235 million (2024: £74 million); and
–the partial release of the provision recognised in respect of an excise assessment in Romania (2025: £15 million credit; 2024: £449 million charge).
Translational foreign exchange was a headwind of 3.1% or £364 million.
On an adjusted, constant rates basis, profit from operations was up 0.4%, despite inflation on our product costs estimated to be 5.8% (or £315 million). This increase was largely due to the U.S., which was up 5.9%, and AME, up 1.7%. However, APMEA was down 17.9%, with the regional delivery largely driven by the respective revenue performance discussed above.
The regional performance includes a total increase in New Categories contribution of £193 million to £442 million at constant rates.
Included within the Group’s adjusted profit from operations was £308 million (2024: £520 million) related to the Canadian business, excluding New
Categories.
Raw materials and other consumables costs decreased 2.2% to £4,465 million in 2025, compared to £4,565 million in 2024.
Our reported costs are impacted by translational foreign exchange, which was a tailwind in 2025.
Our cost base was negatively impacted by the macro-economic headwinds, with inflation of £315 million (or 5.8%) in 2025 mainly due to higher leaf prices
(impacted by adverse weather conditions) and manufacturing costs (labour and utilities). Results will likely continue to be impacted by inflationary forces
(particularly related to tobacco leaf). Such pressures were offset by efficiency initiatives delivering £327 million in 2025 in total savings.
We committed to deliver cost savings of over £1.2 billion in the three years to 2025 and have delivered £1.2 billion, in line with expectations.
Transactional foreign exchange was also a negative drag to our performance, at £96 million in 2025, due to movement in our operating currencies largely against the US dollar.
Employee benefit costs increased 10.4% to £3,125 million (2024: £2,831 million). The increase in 2025 was driven by salary inflation, a £28 million charge as the UK pension fund progressed towards a buy-out and a higher average overall headcount (2025: 50,290; 2024: 48,209), including an increased headcount in the U.S. in line with reinvestment in trade capabilities.
Depreciation, amortisation and impairment costs declined by £554 million to £2,547 million in 2025 compared to £3,101 million in 2024. The charge largely relates to the amortisation of certain U.S. combustibles brands over a useful economic life not exceeding 30 years from 1 January 2024.
However, the decrease was mainly due to a charge, in 2024, in respect of Camel Snus as the Group recognised an impairment charge of £646 million reflecting the U.S. market dynamics as consumers of traditional snus products increasingly adopt Modern Oral variants and which did not repeat.
This was partly offset by the recognition in 2025 of goodwill impairment charges of £72 million in respect of Peru and £21 million (2024: £39 million) in respect of Malaysia in response to the ongoing difficult trading conditions. Also in 2025, a goodwill impairment charge of £184 million was recognised to reflect the revised forecast of the Group's Canadian business.
These are described in notes 4 and 7 in Part III - Item 18 Notes on the Accounts.
Expenditure on research and development, including employee benefit costs and depreciation, was £358 million in 2025 (2024: £380 million), with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.
Other operating income decreased by £148 million to £192 million (2024: £340 million), as income in 2024 included the settlement of historical litigation in respect of the Fox River (£132 million).
Other operating expenses decreased by £7,198 million to £5,895 million (2024: increase of £5,555 million to £13,093 million).
Both years have been impacted by the provision recognised in relation to the Canadian litigation settlement. In 2024, a charge of £6,203 million was recognised. In 2025, this was partially reversed, following a change to the forecasted Canadian combustibles industry performance impacting the present value of the future liability, partially offset by the finalisation of the terms of the settlement, resulting in a net credit of £708 million as described in note 24 in
Part III - Item 18 Notes on the Accounts.
Furthermore in 2024, the Group recognised a charge in respect of an excise assessment in Romania of £449 million, which was reduced by £15 million in
2025.
The Group continued to invest in New Categories, maintaining the level of investment (in marketing spend and research and development) in line with 2024.
The Group incurred £49 million (2024: £66 million) of costs related to recycling (Take-Back and waste collection schemes).These charges are described in note 33 in Part III - Item 18 Notes on the Accounts.
Adjusting items included within profit from operations totalled £1,575 million in 2025 (2024: £9,154 million). These mainly related to:
–trademark amortisation and impairment (2025: £1,584 million; 2024: £2,279 million) largely in respect of the impairment of certain of the U.S. acquired brands as discussed within note 12 in Part III - Item 18 Notes on the Accounts. The decrease in 2025 was mainly due to the adjustment for the impairment

British American Tobacco p.l.c. Form 20-F 2025
charge (in 2024) in respect of Camel Snus of £646 million. Also in 2025, a goodwill impairment charge of £184 million was recognised to reflect the revised forecast of the Group's Canadian business with goodwill impairment charges recognised of £72 million in respect of Peru and £21 million (2024:
£39 million) in respect of Malaysia in response to the ongoing difficult trading conditions;
–a net credit of £708 million in 2025 (compared to a charge of £6,203 million in 2024), in respect of the settlement provision in Canada discussed earlier;
–a credit in 2025 of £15 million (compared to a charge of £449 million in 2024)in respect of an excise assessment in Romania;
–a charge of £66 million mainly in respect of the Fit2Win programme, which will simplify the way we work, with increased agility and embedding digital decision making;
–a charge of £39 million which related to the loss of a distribution facility in Ukraine following a missile attack in the second half of 2025;
–a charge of £235 million related to the classification of the Group's business in Cuba as held-for-sale (2024: £74 million);
–other litigation costs of £66 million (2024: £157 million) which, in both periods, was mainly in respect of U.S. litigation costs including Engle progeny and other health-related claims. Refer to note 6(d) in Part III - Item 18 Notes on the Accounts;
–a charge of £28 million recognised in respect of the proposed pension liability management programme as the UK pension fund progressed towards a buy-out;
–impairment charges in 2024 in respect of fixed assets related to the Group’s head office in London (£75 million) that did not repeat; and
–a credit in 2024 as the Group settled the historical litigation in respect of the Fox River (£132 million).
Adjusted profit from operations is the Group’s profit from operations before adjusting items referred to above.
Adjusted profit from operations decreased by 2.7% to £11,572 million (2024: £11,890 million). On a constant currency basis, this was an increase of 0.4%.
New Categories continued to improve their financial performance.
Included within the Group’s adjusted profit from operations was £308 million (2024: £520 million) related to the Canadian business, excluding New
Categories.
Operating Margin
Operating margin in 2025 was up 28.4 ppts to 39.0% compared to 10.6% in 2024. This improvement was largely due to the net impact of lower one-off items described earlier, including the net impact of charges in respect of the provision recognised in relation to the Canadian settlement.
Excluding the adjusting items and the impact of translational foreign exchange, in 2025, adjusted operating margin decreased by 80 bps to 45.2% from
46.0% in 2024 at constant rates of exchange. The decrease was driven by the difficult trading in high margin markets including Australia and Canada which more than offset the improved financial performance of New Categories.
Net Finance Costs
In 2025, net finance costs were £1,819 million, an increase of £721 million on 2024 which were £1,098 million.
The increase in net finance costs was largely due to:
–a net credit in 2024 of £590 million related to the capped cash debt tender offers, which targeted series of low-priced, long-dated GBP-, EUR- and USD-
denominated bonds, under which the Group repurchased bonds prior to their maturity in an aggregate principal amount of £1.8 billion, including
£15 million of accrued interest, completed in May 2024 and, including other costs of £3 million;
–a charge, in 2025, of £112 million related to the unwinding of the discount on the provision associated with the Approved Plans in Canada;
–interest of £66 million (2024: £8 million) in respect of a tax provision in the Netherlands (described in note 8 in Part III - Item 18 Notes on the Accounts);
partly offset by
–a net monetary gain of £63 million related to Venezuela, due to the continued application of hyperinflation accounting under IAS 29; and
–lower finance costs related to FII GLO of £30 million (2024: £61 million), discussed within note 10(b) in Part III - Item 18 Notes on the Accounts.
Before adjusting items described above, adjusted net finance costs were 3.8% higher at £1,649 million (2024: £1,589 million), an increase of 5.5% at constant rates of exchange, as 2025 was also impacted by a translational foreign exchange tailwind due to the relative movement of sterling of 1.7%.
This was largely due to lower interest income mainly related to balances held in Canada, as £2.6 billion was paid in line with the Approved Plans (discussed on page 162) with interest income (net of fair value gains on derivatives) in Canada reducing from £126 million in 2024 to £57 million in 2025.
The Group’s average cost of debt was 5.0% in 2025, compared to 4.9% in 2024.
In 2021, the Group issued perpetual hybrid bonds totalling €2 billion. During 2025, the Group repurchased €1 billion of perpetual hybrid bonds and issued a further €1.2 billion of perpetual hybrid bonds. The perpetual hybrid bonds are recognised, in line with IAS 32 Financial Instruments, as equity. Interest on such instruments is recognised in reserves rather than as a charge to the income statement in net finance costs. Accordingly, in 2025, in line with IAS 33
Earnings Per Share, £87 million (2024: £42 million) has been recognised as a deduction from earnings similar to non-controlling interests.
The Group has debt maturities of around £2.4 billion in 2026 and around £2.9 billion in 2027. Due to higher interest rates, net finance costs are expected to increase as debts are refinanced.
Associates and Joint Ventures
Associates largely comprised the Group’s shareholding in its Indian associate, ITC Limited (ITC) with investments in other associates including Organigram
Global Inc. (Organigram).
The Group’s share of post-tax results of associates and joint ventures, included at the pre-tax level under IFRS, decreased from £1,900 million to
£1,681 million in 2025.
ITC and ITC Hotels
The Group’s share of post-tax results in respect of ITC was 12.3% lower at £1,672 million (2024: £1,906 million).
In 2025, the Group recognised a credit of £333 million (net of tax) as an adjusting item, being the Group’s share of a gain recognised by ITC following the demerger of ITC’s hotel business (ITC Hotels) that was completed on 1 January 2025. The Group’s initial direct stake was approximately 15% and recognised as a non-current investment on the balance sheet held at fair value through Other Comprehensive Income. In December 2025, the Group sold 9%
of ITC Hotels in a block trade with the retained direct stake reduced to 6.3%. Please see note 14 in Part III - Item 18 Notes on the Accounts. Net proceeds from the sale amounted to £318 million.
However, the credit to the Income Statement was more than offset by a lower gain in respect of the sale by the Group of shares held in ITC. In 2025, the
Group sold 313.0 million ordinary shares held in ITC, realising a gain of £898 million. This compares to a gain of £1,361 million in 2024 when the Group sold 436.9 million ordinary shares. The sale in 2025 represents 2.5% (2024: 3.5%) of ITC's ordinary shares.
The gains have been treated as an adjusting item in both years.
Included in the results for 2025 and 2024 are other adjusting items, which included a deemed gain of £6 million in 2025 (2024: £18 million), arising on the deemed disposal of part of the Group’s shareholding in ITC (due to issuances of ordinary shares under the ITC Employee Share Option Scheme).

British American Tobacco p.l.c. Form 20-F 2025
As a result of the above, the Group's share of ITC has reduced from 25.45% (31 December 2024) to 22.91% at 31 December 2025.
Organigram Global Inc.
On 28 February 2025, the Group made the third and final tranche investment in Organigram for CAD$42 million (£23 million), subscribing for 7,562,447 common shares and 5,330,728 preferred shares at a price of CAD$3.22 per share. As a result of this investment, BAT's ownership in Organigram increased to
36.8%.
VST Industries Limited
One of our associates, VST Industries Limited, recognised an adjusting gain in relation to a sale of land and buildings. The Group's share of this gain was
£3 million.
Excluding such adjusting items and the impact of translational foreign exchange, the Group’s share of associates and joint ventures on an adjusted, constant currency basis declined 8.6% in2025 to £475 million (2024: £521 million), largely driven by the reduction in the Group’s shareholding in ITC.

Analysis of Profit from Operations, Net Finance Costs and Results from Associates and Joint Ventures - 2025
				At constant rates[1]
	Reported £m	Adjusting items £m	Adjusted £m	Impact of exchange £m	Adjusted at CC1 £m
Profit from operations
U.S.	4,942	1,601	6,543	223	6,766
AME	3,433	(128)	3,305	72	3,377
APMEA	1,622	102	1,724	69	1,793
Total regions	9,997	1,575	11,572	364	11,936
Net finance costs	(1,819)	170	(1,649)	(27)	(1,676)
Associates and joint ventures	1,681	(1,239)	442	33	475
Profit before tax	9,859	506	10,365	370	10,735

Analysis of Profit from Operations, Net Finance Costs and results from Associates and Joint Ventures - 2024
	Reported £m	Adjusting items £m	Adjusted £m
Profit/(loss) from operations
U.S.	4,087	2,299	6,386
AME	(3,464)	6,784	3,320
APMEA	2,113	71	2,184
Total regions	2,736	9,154	11,890
Net finance costs	(1,098)	(491)	(1,589)
Associates and joint ventures	1,900	(1,379)	521
Profit before tax	3,538	7,284	10,822
Notes:
1.As translated in 2024 rates of exchange.
Tax
In 2025, the tax charge in the income statement was £2,094 million, compared to £357 million in 2024. The effective tax rates in the income statement were therefore 21.2% in 2025 and 10.1% in 2024. These are affected by the inclusion of adjusting items described earlier and the associates and joint ventures’ post-
tax profit in the Group’s pre-tax results.
Excluding these items, the underlying tax rate for subsidiaries was 24.6% in 2025 and 24.9% in 2024. The marginal decrease in the underlying tax rate in 2025 largely reflects the mix of profits and changes in legislation (including the new Pillar Two rules, described in note 10(c) in Part III - Item 18 Notes on the
Accounts).
See the section Non-GAAP measures on page 46 for the computation of underlying tax rates for the periods presented.
In September 2025, the Court of Appeal issued its judgment in respect of the ongoing tax disputes in the Netherlands. While further avenues of appeal are being pursued, the Group has increased the provision by £171 million, with a total provision of £326 million at 31 December 2025. Please refer to the Tax Disputes section within note 31 in Part III - Item 18 Notes on the Accounts of the Notes to the Accounts for further information.
Earnings Per Share
Profit for the year was £7,765 million, up 144.1% (2024: £3,181 million).
The improvement largely relates to the lower net impact in respect of the Canadian settlement described on page 162.
In both 2025 and 2024, the Group undertook a share repurchase programme, totalling £1.1 billion and £0.7 billion respectively. These reduced the number of shares (for the purposes of the EPS calculation) by 0.67% (2024: 0.62%).
After accounting for the movement in non-controlling interests in the year, basic earnings per share were 351.0p (2024: 136.7p).
Diluted earnings per share were 349.1p in 2025, compared to 136.0p in 2024.
Earnings per share (EPS) are impacted by the adjusting items discussed earlier.
Adjusted diluted EPS, as calculated in note 11 in Part III - Item 18 Notes on the Accounts, was 2.9% lower in 2025 at 352.1p, with 2024 at 362.5p.
Adjusted diluted EPS at constant rates would have been 0.7% ahead of 2024 at 365.0p.
Included within the Group’s adjusted diluted EPS at constant rates was 12.2p (2024: 21.4p) related to the Canadian business, excluding New Categories.

British American Tobacco p.l.c. Form 20-F 2025
Regional Review
United States
Top Markets:
The U.S. is a top market for Cigarettes, Vapour, Modern Oral and Traditional Oral products

Volume (units)
	2025	vs 2024	2024
New Categories:
Vapour (units mn)	262	-8.8%	287
HP (sticks bn)	—	—	—
Modern Oral (pouches bn)	3.5	+249%	1.0
Traditional Oral (stick eq bn)	4.8	-8.9%	5.3
Cigarettes (bn sticks)	43	-7.7%	47
Other (bn sticks eq)*	1	-0.1%	—
Total Combustibles	44	-7.7%	47
Notes:
*Other includes MYO/RYO.

Revenue (£m)
	2025	vs 2024	2025	2025	vs 2024 (adj at cc)	2024
	Reported	%	FX	at CC	%	Reported
New Categories:
Vapour	934	-6.4%	29	963	-3.4%	998
HP	—	—	—	—	—	—
Modern Oral	317	+297%	10	327	+310%	80
Total New Categories	1,251	+16.1%	39	1,290	+19.8%	1,078
Traditional Oral	1,006	-5.0%	31	1,037	-2.0%	1,058
Total Smokeless	2,257	+5.6%	70	2,327	+9.0%	2,136
Combustibles	9,218	+1.4%	295	9,513	+4.6%	9,094
Other	59	+23.2%	4	63	+27.5%	48
Revenue	11,534	+2.3%	369	11,903	+5.5%	11,278
% of Smokeless	19.6%	+70 bps				18.9%
Revenue
In 2025, revenue increased 2.3%, despite a translational foreign exchange headwind, negatively impacting revenue by 3.2%. On a constant currency basis, which we believe reflects the operational performance, revenue increased 5.5%. This was driven by the performance in:
Combustibles
Revenue was up 1.4% to £9,218 million. On a constant currency basis, revenue increased 4.6%, as the positive impact of price/mix (including excise duty drawback) of +12.3% more than offset a 7.7% reduction in volume, compared to the industry volume decline of 7.4%.
The U.S. combustibles industry continues to be negatively impacted by the adult nicotine consumer migration to alternative nicotine products (Vapour and pouches). The level of poly-usage for combustibles consumers continued to increase as part of the consumer migration journey, reaching 53% in 2025, up 4 ppts from 2023. In addition, continued consumer affordability pressure resulted in downtrading to the deep-discount category (in which the Group is not present).
Our volume share was down 10 bps while value share was up 30 bps following the commercial actions taken in 2024 to deliver sustainable value.
New Categories
Revenue was up 16.1% to £1,251 million, an increase of 19.8% (at constant rates of exchange), driven by:
–Modern Oral, where revenue increased by 297% (or 310% at constant rates of exchange), driven by higher volume (up 249%), following the successful national roll-out of Velo Plus. Accordingly, our category volume share was up 11.6 ppts to 18.0% with value share growth of 9.1 ppts to 13.1%. This performance has positioned Velo as the fastest growing brand in the category, reaching the number 2 position in both volume and value share.
While we await the outcome of our PMTA submission for new Velo variants, we have invested in higher capacity to support our sustainable growth agenda.
In addition, in August 2025, we expanded distribution of Grizzly nicotine pouches, reaching 1.8% national share by December 2025 - successfully capturing
Grizzly Traditional Oral consumers interacting with the Modern Oral category.
This was partly offset by:
–Vapour, where the U.S. is the world's largest market. Revenue was down 6.4%, a decline of 3.4% at constant rates of exchange, as price/mix (+5.4%) was offset by an 8.8% decline in consumables volume driven by an industry decline of c.9% mainly due to the continued impact of illicit single-use vapour products. There are encouraging signs for Vuse with the brand back to revenue growth in the second half of 2025 driven by increased enforcement at a
Federal and State level. We remain optimistic that Vuse will benefit as the authorities continue with enforcement initiatives in 2026. We maintained leadership in value share with an increase in value share of 2.0 ppts to 51.7%*; and
*Based on estimated value share for Vapour in tracked channels (i.e., value share of rechargeable closed systems consumables and disposables sales in retail) in the Top Vapour markets. Top Vapour markets are defined as the Top markets by industry revenue, being the U.S., Canada, the UK, France, Germany, Poland and Spain. These Top markets account for c.80% of total industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2024.
Traditional Oral
Revenue was down 5.0% (down 2.0% on a constant currency basis), as price/mix (+6.9%) was more than offset by lower volume (down 8.9%) due to the continued Poly-use* of Modern Oral by Traditional Oral consumers.

British American Tobacco p.l.c. Form 20-F 2025
Value share in the U.S. decreased 40 bps, with volume share down 40 bps, negatively impacted by consumer migration predominantly in the aspirational premium segment, where Grizzly is positioned.
*Refers to consumers consuming two or more tobacco and/or nicotine products.
Profit from Operations
Reported profit from operations increased by 20.9% to £4,942 million (2024: £4,087 million), as both an impairment charge of £646 million in respect of
Camel Snus (see page 31) and income (£132 million) related to Fox River recognised in 2024 did not repeat. Accordingly, reported operating margin was up
6.6 ppts to 42.8% (2024: 36.2%).
Excluding adjusting items (largely in respect of amortisation, impairment charges and income related to Fox River recognised in 2024) and a translational foreign exchange headwind of £223 million, our performance was positively impacted by the growth in revenue (described above).
At constant rates of exchange, adjusted profit from operations was up 5.9% to £6,766 million, with adjusted operating margin up 20 bps.
Update on regulation
We are encouraged by the FDA's actions, the implementation of vapour directories and enforcement actions in 18 states, representing 48% of the legal
Vapour industry^. There are positive signs of illicit disposables decline and legal industry recovery in eight states (approximately 22% of the legal industry^).
However, we believe more effective enforcement is needed to drive a meaningful impact and legalise the vapour industry. This is why we took the proactive step of filing two complaints with the U.S. International Trade Commission. One of those complaints is based on patent infringement while the other is based on unfair trade practices.
Notes:
^Data sourced from tracked retail channels.
Also, as stated on the pages above, based upon the published science, we believe that a ban on menthol cigarettes would negatively affect, not benefit, public health. We believe a ban on menthol is contrary to the FDA’s stated goal of reducing the health effects of tobacco use.
AME
Top Markets:
Cigarettes: Brazil, Germany, Mexico and Romania
HP: Germany, Greece, Italy, Poland, Portugal, Romania, Spain and the Czech Republic
Vapour: Canada, France, Germany, Poland, Spain and the UK
Modern Oral: Denmark, Norway, Poland, Sweden, Switzerland and the UK

Volume (units)
	2025	vs 2024	2024
New Categories:
Vapour (units mn)	244	-11.6%	276
HP (sticks bn)	8	-3.4%	8
Modern Oral (pouches bn)	7.5	+19.0%	6.3
Traditional Oral (stick eq bn)	0.7	-10.3%	0.8
Cigarettes (bn sticks)	227	-4.5%	238
Other (bn sticks eq)*	10	-12.4%	11
Total Combustibles	237	-4.9%	249
Notes:
*Other combustibles includes MYO/RYO.

Revenue (£m)
	2025	vs 2024	2025	2025	vs 2024 (adj at cc)	2024
	Reported	%	FX	at CC	%	Reported
New Categories:
Vapour	543	-11.2%	(1)	542	-11.4%	611
HP	470	+6.2%	1	471	+6.2%	443
Modern Oral	800	+18.3%	(6)	794	+17.3%	676
Total New Categories	1,813	+4.8%	(6)	1,807	+4.3%	1,730
Traditional Oral	37	+9.9%	(1)	36	+5.1%	34
Total Smokeless	1,850	+4.9%	(7)	1,843	+4.4%	1,764
Combustibles	6,974	-0.9%	226	7,200	+2.3%	7,039
Other[1]	485	+10.8%	20	505	+15.7%	438
Revenue	9,309	+0.7%	239	9,548	+3.3%	9,241
% of smokeless	19.9%	+80 bps				19.1%
Note:
1.Other revenue in AME largely relates to sales of leaf to external parties and revenue from warehousing and distribution of other fast moving consumer goods.
Revenue
Reported revenue was up 0.7%, negatively impacted by a translational foreign exchange headwind of 2.6%.
On a constant currency basis, which we believe reflects the operational performance, revenue increased by 3.3% to £9,548 million.
This was driven by the performance in:
Combustibles
Revenue was down 0.9% to £6,974 million, negatively impacted by a translational foreign exchange headwind of 3.2%.

British American Tobacco p.l.c. Form 20-F 2025
On a constant currency basis, revenue was 2.3% higher, largely driven by higher volume and pricing in Türkiye, Brazil and Mexico. These factors combined with robust pricing in Romania to more than offset a reduction in revenue in Canada (due to lower price/mix and volume) and Germany (driven by lower volume).
Cigarette value share was down 70 bps in 2025.
Cigarette volume share grew 10 bps with volume share up in Brazil and Mexico partially offset by Romania and Germany.
New Categories
Revenue was up 4.8% to £1,813 million, an increase of 4.3% at constant rates of exchange, driven by:
–Modern Oral, where we are category leaders, with volume up 19.0%. Revenue grew 18.3% or 17.3% at constant rates of exchange, while volume share of the Modern Oral category was down 20 bps.
The volume and revenue growth reflects the strength of our portfolio in both established oral markets across Scandinavia, and markets that are more recent adopters of Modern Oral such as the UK, Switzerland and Austria; and
–HP (revenue up 6.2% or 6.2% at constant rates of exchange), as higher revenue in Italy and Germany was partly offset by lower revenue in Romania largely due to the prioritisation of resource allocation ahead of the wider roll-out of glo Hilo in the region.
These more than offset a decline from:
–Vapour (revenue down 11.2% or 11.4% at constant rates of exchange), largely driven by a decline in revenue in Canada (due to the continued lack of enforcement against illegal flavoured vapour products) and regulatory and excise changes in the UK, Poland and France. Our value share* leadership was down 60 bps with gains in Germany more than offset by a value share decline in Canada.
Our new premium innovation, Vuse Ultra, offers consumers a highly differentiated, connected and customisable experience. We are encouraged by the early performance in Canada, Germany and France.
Our strategic focus is to drive growth in Vapour through premiumisation of rechargeable closed system products (including via Vuse Ultra) while approaching the single-use product category, where relevant, in a responsible way.
*Based on estimated value share for Vapour in tracked channels (i.e., value share of rechargeable closed systems consumables and disposables sales in retail) in the Top Vapour markets.
Profit from Operations
Reported profit from operations increased to a profit of £3,433 million (from a loss of £3,464 million in 2024), largely due to movements in respect of the
Canadian litigation settlement. While 2024 included a charge of £6.2 billion, 2025 benefited from a net credit of £524 million following a change to the forecasted Canadian combustibles industry performance. This reduced the provision by £708 million (credit) but was partly offset by a goodwill impairment charge of £184 million. Please see note 6(c) and 24 (for more information on the movement in the provision) and note 12(e)(vii) (for more information on goodwill) in Part III - Item 18 Notes on the Accounts.
Our performance was also negatively impacted by:
–the classification in 2025 of the Group's business in Cuba as held-for-sale, recognising a charge of £235 million (2024: £74 million) as discussed on page
170;
–a charge of £39 million which related to the loss of a distribution facility in Ukraine following a missile attack in the second half of 2025; and
–a goodwill impairment charge in Peru (£72 million) recognised due to the ongoing difficult trading conditions.
These were partially offset by a credit of £15 million in respect of an excise audit in Romania (2024: £449 million charge). Other fixed asset charges of £75 million in 2024 did not repeat.
Our performance was also negatively impacted by a translational foreign exchange headwind of £72 million or 2.2%.
Excluding the impact of currency and adjusting items (described above), the regional performance was driven by:
–Brazil (due to combustibles with higher volume and pricing);
–Romania (driven by pricing in combustibles); and
–Türkiye (led by the revenue performance in combustibles).
The increase was also due an improved financial performance across our New Categories; notably in Modern Oral (driven by Sweden, Switzerland and
Italy), Vapour (which became profitable on a category contribution basis) and a reduction in losses in HP driven by resource allocation.
At constant rates of exchange, adjusted profit from operations was up 1.7% in 2025.
Included within the Region’s adjusted profit from operations was £308 million (2024: £520 million) related to the Canadian business, excluding New
Categories.
APMEA
Top Markets:
Cigarettes: Japan and Pakistan
HP: Japan and South Korea

Volume (units)
	2025	vs 2024	2024
New Categories:
Vapour (units mn)	32	-38.2%	53
HP (sticks bn)	12	-3.9%	13
Modern Oral (pouches bn)	1.2	+24.7%	1.0
Traditional Oral (stick eq bn)	—	0.0%	0.0
Cigarettes (bn sticks)	195	-11.6%	220
Other (bn sticks eq)*	1	-26.9%	2
Total Combustibles	196	-11.7%	222
Note:
*Other combustibles includes MYO/RYO.

British American Tobacco p.l.c. Form 20-F 2025

Revenue (£m)
	2025	vs 2024	2025	2025	vs 2024 (adj at cc)	2024
	Reported	%	FX	at CC	%	Reported
New Categories:
Vapour	65	-41.2%	3	69	-39.4%	112
HP	444	-7.0%	12	465	-3.8%	478
Modern Oral	48	+39.8%	1	47	+44.2%	34
Total New Categories	557	-10.6%	16	581	-7.6%	624
Traditional Oral	—	0.0%	—	—	0.0%	—
Total Smokeless	557	-10.6%	16	581	-7.6%	624
Combustibles	4,009	-11.9%	177	4,199	-8.3%	4,552
Other	201	+16.3%	12	209	+23.7%	172
Revenue	4,767	-10.9%	205	4,989	-7.2%	5,348
% of smokeless	11.7%	Flat				11.7%
Revenue
In 2025, revenue declined 10.9% to £4,767 million.
Translational foreign exchange was a headwind of 3.7%.
On a constant currency basis, which we believe reflects the operational performance, revenue was down 7.2%. This was largely driven by:
Combustibles
Revenue was down 11.9% to £4,009 million. On a constant currency basis, revenue declined 8.3%, largely due to the regulatory and fiscal challenges impacting combustibles in Australia and Bangladesh, partly offset by higher combustibles revenue in Nigeria, Indonesia and Pakistan.
Our combustibles value share declined 40 bps in 2025 with volume share down 40 bps as volume share gains in Pakistan were more than offset by reductions in Japan.
New Categories
New Categories revenue was down 10.6% to £557 million, a decline of 7.6% at constant rates of exchange.
Revenue grew in Modern Oral (up 39.8% to £48 million, an increase of 44.2% at constant rates of exchange) with strong revenue growth in Global Travel
Retail (GTR), Pakistan, Japan and South Africa.
However, this was more than offset by a reduction in:
–HP (down 7.0% to £444 million, or a decline of 3.8% at constant rates of exchange), largely driven by Japan (which remains highly competitive alongside the continued phase-out of our legacy super-slims platform) and South Korea, partially offset by a strong performance in Kazakhstan; and
–Vapour, as volume was down 38.2%, leading to a 41.2% reduction in revenue to £65 million, being a decline 39.4% at constant rates of exchange. This was largely driven by lower volume in South Africa and New Zealand and by the Group exiting the category in a number of markets (including Malaysia and Saudi Arabia).
Profit from Operations
Profit from operations was down 23.3% to £1,622 million (2024: £2,113 million), including a translational foreign exchange headwind of £69 million or
3.2%. The lower profit from operations was mainly driven by the revenue movements above.
In 2025, the Group recognised a further impairment charge of £21 million (2024: £39 million) in respect of Malaysia in response to the ongoing difficult trading conditions.
Excluding adjusting items and translational foreign exchange, adjusted profit from operations at constant rates was down 17.9% to £1,793 million driven by:
–Australia, due to continued increases in the illicit segment which we estimate now accounts for more than 65% of the combustibles industry volume, with the duty paid combustibles industry volume down more than 40% in 2025; and
–Bangladesh, driven by the increase in excise and minimum price in January 2025, necessitating an increase in consumer prices by 20-30%, which resulted in a reduction in the duty paid combustibles industry volume by more than 20%.
However, these were partly offset by an increase in Pakistan (led by the growth of Modern Oral and pricing in combustibles), Nigeria (driven by higher combustibles volume and improved combustibles pricing) and Indonesia (driven by higher combustibles volume and pricing).
For more details on the segmental analysis, please refer to note 2 in Part III - Item 18 Notes on the Accounts.
Please refer to page 28 for further details on our views regarding regulation affecting the Group’s results as well as for a discussion on regulatory developments in Combustibles during 2025 and 2024.
Category Review
Vapour - Vuse
Vapour consumables volume declined 12.6% to 538 million units in 2025.
Led by Vuse, BAT maintained global Vapour value share* leadership with an increase in full-year closed system value share of 60 bps vs 2024.
Consumers of our Vapour products increased by 0.6 million to 12.7 million.

Proportion of Vapour revenue by region	2025 £m	2024 £m
U.S.	934	998
AME	543	611
APMEA	65	112
Total	1,542	1,721
Group Vapour performance was negatively impacted by:

British American Tobacco p.l.c. Form 20-F 2025
–The U.S., the world's largest Vapour market, where Group volume was down 8.8% mainly due to the continued proliferation of illicit single-use vapour products. Accordingly, revenue was down 6.4% (or 3.4% on a constant currency basis). However, we are encouraged by recent signs of Vuse returning to revenue growth in the second half of 2025 in the U.S. supported by increased enforcement against illicit single-use vapour products. We maintained leadership in value share with an increase in value share of 2.0 ppts to 51.7%*;
–AME, where revenue was 11.2% lower (a decline of 11.4% on a constant currency basis), largely driven by a decline in revenue in Canada (due to the continued lack of enforcement against illegal flavoured vapour products) and regulatory and excise changes in the UK, Poland and France. Our value share* leadership was down 60 bps with gains in Germany more than offset by a value share decline in Canada; and
–APMEA, where volume declined 38.2%, leading to a 41.2% reduction in revenue (being down 39.4% at constant rates), largely driven by lower volume in
South Africa and New Zealand and by the Group exiting the category in a number of markets (including Malaysia and Saudi Arabia).
Our new premium innovation, Vuse Ultra, offers consumers a highly differentiated, connected and customisable experience. We are encouraged by the early performance in Canada, Germany and France.
*Based on estimated value share for Vapour in tracked channels (i.e., value share of rechargeable closed systems consumables and disposables sales in retail) in the Top Vapour markets. Top Vapour markets are defined as the Top markets by industry revenue, being the U.S., Canada, the UK, France, Germany, Poland and Spain. These Top markets account for c.80% of total industry vapour revenue (rechargeable closed systems consumables and disposables in tracked channels) in 2024.
Heated Products (HP) - glo

Proportion of Heated Products revenue by region	2025 £m	2024 £m
U.S.	0	0
AME	470	443
APMEA	444	478
Total	914	921
In 2025, total consumables volume declined 3.7% to 20.1 billion sticks.
In 2025, glo HP category volume share in the Top markets* declined 1.5 ppts impacted by competitive pressure in Japan and phase-out of legacy super-
slims.
Revenue was marginally lower, down 0.7% to £914 million (2024: £921 million). However, excluding the impact of the relative movements in sterling, at constant rates of exchange revenue increased 1.0% in 2025 driven by Quality Growth focus in the largest profit pools.
In AME, volume was down 3.4%, with revenue up 6.2% (being an increase of 6.2% at constant rates), as higher revenue in Italy and Germany was partly offset by lower revenue in Romania largely due to the prioritisation of resource allocation ahead of the wider roll-out of glo Hilo in the region.
In APMEA, volume was down 3.9%, with revenue down 7.0%, or 3.8% at constant rates, largely driven by Japan (which remains highly competitive alongside the continued phase-out of our legacy super-slims platform) and South Korea, partially offset by a strong performance in Kazakhstan.
glo Hilo and glo Hilo Plus are our new premium connected devices which provide adult consumers with superior dual-heating technology and an integrated display, combined with a new consumables range, Virto and tobacco-free Rivo. We have continued the roll-out through 2025, with launches in Japan, Poland and Italy.
*  Volume share is based upon the Top HP markets, which are defined as the Top markets by industry revenue. Top markets are Japan, South Korea, Italy, Germany, Greece, Poland, Romania, the Czech Republic,
Spain and Portugal. These Top markets account for c.80% of total industry HP revenue in 2024.
Modern Oral - Velo

Proportion of Modern Oral revenue by region	2025 £m	2024 £m
U.S.	317	80
AME	800	676
APMEA	48	34
Total	1,165	790
2025 maintained the momentum from 2024 with growth in volume and value. Volume was up 47.1% to 12.2 billion pouches.
Revenue increased 47.4% to £1,165 million. Excluding the impact of foreign exchange, this was an increase of 48.0% in 2025 supported by price/mix of
0.9%.
Volume share of the Modern Oral category in our Top markets** was 33.4%, up 7.5 ppts compared to 2024. This was driven by the U.S. where our volume share of Modern Oral increased by 11.6 ppts to 18.0%.
In AME, where we are category leaders, our volume was up 19.0%, with revenue up 18.3% (up 17.3% at constant rates) while volume share of the Modern
Oral category was down 20 bps.
The volume and revenue growth reflects the strength of our portfolio in both established oral markets across Scandinavia, and markets that are more recent adopters of Modern Oral such as the UK, Switzerland and Austria.
In the U.S., revenue increased by 297% (or 310% at constant rates), driven by higher volume (up 249%), following the successful national roll-out of Velo
Plus. Accordingly, our category volume share was up 11.6 ppts to 18.0% with value share growth of 9.1 ppts to 13.1%. This performance has positioned Velo as the fastest growing brand in the category, reaching the number 2 position in both volume and value share.
While we await the outcome of our PMTA submission for new Velo variants, we have invested in higher capacity to support our sustainable growth agenda.
In addition, in August 2025, we expanded distribution of Grizzly nicotine pouches, reaching 1.8% national share by December 2025 - successfully capturing
Grizzly Traditional Oral consumers interacting with the Modern Oral category.
In APMEA, our volume grew 24.7% and our revenue grew 39.8% (up 44.2% at constant rates), with strong revenue growth in Global Travel Retail (GTR),
Pakistan, Japan and South Africa. We continue to seek opportunities and develop the category in other markets as we believe that Modern Oral is an exciting longer-term opportunity to commercialise reduced-risk products*†.
*Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
**Volume share is based upon the Top Modern Oral markets which are defined as the Top markets by industry revenue, being the U.S., Sweden, Denmark, Norway, Switzerland, the UK and Poland, accounting for c.90% of total industry Modern Oral revenue in 2024.
†Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

British American Tobacco p.l.c. Form 20-F 2025
Traditional Oral

Proportion of Traditional Oral revenue by region	2025 £m	2024 £m
U.S.	1,006	1,058
AME	37	34
APMEA	0	0
Total	1,043	1,092
Total revenue decreased 4.5% to £1,043 million from £1,092 million in 2024.
Translational foreign exchange was a headwind in 2025 of 2.8% due to the relative movement of sterling.
On a constant rates basis, revenue fell 1.7% in 2025. In 2025, volume declined 9.1% to 5.5 billion stick equivalents. While pricing remained strong (2025:
+7.4%; 2024: +4.8%), this was more than offset by the volume decline.
In the U.S. (which accounts for 96% of Group revenue from the category), revenue declined 5.0% or 2.0% at constant rates of exchange, as price/mix was insufficient to offset the volume decline of 8.9%, due to the continued Poly-use^ with Modern Oral.
Value share in the U.S. decreased 40 bps, with volume share down 40 bps, negatively impacted by consumer migration predominantly in the aspirational premium segment, where Grizzly is positioned.
Outside the U.S., revenue grew 9.9% or 5.1% at constant rates of exchange as pricing more than offset a 10.3% decline in volume in 2025.
Due to the ongoing U.S. market dynamics, as discussed on page 131, in 2024, the Group recognised an impairment charge of £646 million in respect of the carrying value of Camel Snus. This reflects the reduced sales as consumers switch to alternative products including Modern Oral. Commencing 1 January
2025, Camel Snus has been assigned a 20-year useful economic life and commenced amortisation from that date which approximates to £22 million annually.
^Refers to consumers consuming two or more tobacco and/or nicotine products.
Combustibles
Performance Summary

Proportion of Combustibles revenue by region	2025 £m	2024 £m
U.S.	9,218	9,094
AME	6,974	7,039
APMEA	4,009	4,552
Total	20,201	20,685
Group cigarette volume was down 7.9% to 465 billion sticks as volume growth in Türkiye, Nigeria, Indonesia and Brazil was more than offset by lower volume in a number of markets, mainly driven by Bangladesh, the U.S. and Poland and market exits (including Mali).
Revenue from combustibles declined 2.3% to £20,201 million, up 1.0% at constant rates of exchange as the Group benefitted from a robust price/mix
(including U.S. excise duty drawback) of +9.1%. This was partly offset by the lower volume (down 8.1%).
Our revenue performance was driven by:
–the U.S., where revenue increased 1.4% or 4.6% at constant rates of exchange, as the positive impact of price/mix (including excise duty drawback) of
+12.3% more than offset a 7.7% reduction in volume, compared to the industry volume decline of 7.4%. Our volume share was down 10 bps while value share was up 30 bps following the commercial actions taken in 2024 to deliver sustainable value;
–AME, where revenue was down 0.9% due to translational foreign exchange. At constant rates of exchange, revenue was 2.3% higher, largely driven by higher volume and pricing in Türkiye, Brazil and Mexico. These factors combined with robust pricing in Romania to more than offset a reduction in revenue in Canada (due to lower price/mix and volume) and Germany (driven by lower volume); and
–APMEA, where revenue was down 11.9% or 8.3% at constant rates of exchange, due to regulatory and fiscal challenges impacting combustibles in
Australia and Bangladesh, partly offset by higher combustibles revenue in Nigeria, Indonesia and Pakistan.
Value and Volume Share
Group cigarette value share was flat in 2025 despite growth in the U.S. (up 30 bps), Brazil and Mexico. This was offset by lower cigarette value share in
Germany and Romania.
Group cigarette volume share was down 10 bps in 2025. The Group grew volume share in Brazil and Mexico. However, this was more than offset by lower volume share in the U.S. (down 10 bps) and reductions in Germany, Romania and Japan.
Volume and value share are based upon the Top cigarette markets which are defined as the Top markets by industry revenue, being the U.S., Japan, Brazil, Germany, Pakistan, Mexico and Romania, accounting for c.60% of total industry cigarettes revenue in 2024.
Strategic Brand Performance
In 2025, strategic cigarette brands’ value share grew 10 bps:
–Dunhill’s overall value share was flat despite declines in Brazil and Romania. Volume was 2.7% lower, largely driven by Bulgaria and South Korea and our exit from Mali;
–Kent’s value share was down 10 bps as growth in Brazil was more than offset by lower value share in Romania and Japan. Volume was up 1.8%. Kent increased volume in Türkiye and Brazil, which was partly offset by lower volume in Japan and Romania;
–Lucky Strike’s value share grew 50 bps, as growth in the U.S. and Brazil more than offset lower value share in Germany and Mexico. Volume declined
2.0% driven by Japan and Germany. This more than offset higher volume in Indonesia;
–Rothmans’ value share was flat, as growth in Brazil was offset by lower value share in Romania and Pakistan. Volume was 5.7% lower due to lower volume in Poland, Ukraine, Zambia and Colombia. This more than offset higher volume in Nigeria; and
–Pall Mall’s value share was 20 bps lower as growth in Romania, Pakistan and Mexico was more than offset by lower value share in Germany and the U.S.
Volume was down 7.7% driven by lower volume in Poland, Nigeria, Pakistan, Germany and the U.S.
The Group’s U.S. domestic strategic combustibles portfolio value share was up 40 bps driven by the performance of Lucky Strike and Natural American
Spirit:

British American Tobacco p.l.c. Form 20-F 2025
–Newport, with value share down 30 bps, and volume 9.9% lower;
–Natural American Spirit performed well with value share up 20bps. Volume was 3.7% down; and
–Camel, with value share down 10 bps and volume 13.5% down.
Volume of other tobacco products (OTP) declined 14.0% to 12 billion sticks equivalent, being 2.3% of the Group's combustible portfolio.
Beyond Nicotine
Btomorrow Ventures (BTV), the corporate venture capital arm of BAT, has completed 30+ investments since its launch in 2020.
BTV provides strategic value to the next generation of innovative companies, to support the Group’s purpose of creating A Better Tomorrow™.
In 2025, BTV’s Fund II, an additional £200 million second fund commitment from BAT announced in 2024, was repositioned.
Fund II now has a broader mandate, focusing on investments in:
–Smokeless nicotine products;
–business transformation and capability enablers;
–sustainability; and
–a continued focus on Wellbeing and Stimulation.
In 2025, BTV made five new investments, including Bloom Biorenewables and China Materialia Evergreen Fund.
In addition to this, BTV has continued to support its portfolio companies through seven follow-on rounds to the value of £7 million, including investments in
Awake, Mais Mu, Moment and Parallel Dots.
In November 2023, the Group announced the signing of an agreement for a further proposed investment in Organigram of CAD$125 million (£74 million), payable across three tranches, with approvals received from the shareholders of Organigram on 18 January 2024.
In February 2025, we paid the last of the three tranches of the Group’s follow-on investment.
The Group’s equity position at 31 December 2025 was 36.8% (restricted to 30% voting rights).
The Group has continued to explore Beyond Nicotine organically through our subsidiary, The Water Street Collective Ltd.
Following a series of pilot launches of our own functional wellness shot brand, Ryde, we are continuing commercial expansion. Our scientifically formulated range of Energy, Focus and Relax are available in three markets – Australia, Canada and the U.S. Our recent innovations of Sleep and Exercise shots are in selected distribution across the U.S. and Australia.
While immaterial to the Group's results, Ryde is not sold in Canada by ITCAN but by another Group subsidiary. Accordingly, the performance does not form part of the future settlement payments due as part of the Approved Plans, described in note 24 in Part III - Item 18 Notes on the Accounts.
Dividends
The Group pays its dividends to shareholders over four quarterly interim dividends. Quarterly dividends provide shareholders with a more regular flow of dividend income and allow the Company to spread its substantial dividend payments more evenly over the year, aligning better with the cash flow generation of the Group and so enable the Company to fund the payments more efficiently.
The Board has declared an interim dividend of 245.04p per ordinary share of 25p, payable in four equal quarterly instalments of 61.26p per ordinary share in
May 2026, August 2026, November 2026 and February 2027. This represents an increase of 2.0% on 2024 (2024: 240.24p per share, up 2.0%) and a payout ratio, on 2025 adjusted diluted earnings per share, of 69.6% (2024: 66.3%).
The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates.
Under IFRS, the dividend is recognised in the year that it is approved by shareholders or, if declared as an interim dividend, by Directors, in the period that it is paid.
The cash flow, prepared in accordance with IFRS, reflects the total cash paid in the period. Further details of the total amounts of dividends paid in 2025 and
2024 (with 2023 comparatives) are given in note 22 in Part III - Item 18 Notes on the Accounts.
Dividends are declared and payable in sterling except for those shareholders on the branch register in South Africa, where dividends are payable in rand, in line with the requirements of the JSE. The equivalent dividends receivable by holders of ADSs in US dollars are calculated based on the exchange rate on the applicable payment date.
Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
The discussion of 2023 results that are not necessary to an understanding of the Group’s financial condition, changes in financial condition and results of operations is excluded from this Operating and Financial Review and Prospects in accordance with applicable U.S. securities laws. Discussion of such 2023 metrics is contained in the Group’s Annual Report on Form 20-F 2024, which is available at bat.com/annualreport and has been filed with the SEC.
Information contained in pages 28 to 36, 42 to 59 and pages 395 to 410 of the Annual Report on Form 20-F 2024 are accordingly incorporated by reference into this Form 20-F only to the extent such information pertains to the Group’s financial condition and results of operations for the fiscal year ended 31
December 2023.
Impact of Changes in Foreign Exchange Rates
The principal currency exchange rates used to convert the results of the Group's foreign operations to sterling, for the purposes of inclusion and consolidation within the Group's financial statements, are indicated in the table below.
Where the Group has provided results at constant rates of exchange, this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period, thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

British American Tobacco p.l.c. Form 20-F 2025

Foreign Exchange Rates
	Average		Closing
	2025	2024	2025	2024
Australian dollar	2.045	1.937	2.017	2.023
Bangladeshi taka	160.886	147.803	164.432	149.662
Brazilian real	7.363	6.893	7.371	7.737
Canadian dollar	1.842	1.751	1.844	1.801
Chilean peso	1,253.837	1,206.394	1,212.663	1,245.543
Euro	1.167	1.181	1.145	1.209
Indian rupee	114.989	106.952	120.892	107.223
Japanese yen	197.243	193.583	210.830	196.827
Romanian leu	5.885	5.877	5.834	6.018
South African rand	23.562	23.423	22.287	23.633
Swiss franc	1.094	1.125	1.066	1.135
US dollar	1.319	1.278	1.345	1.252
Results on a Constant Translational Currency Basis
Movements in foreign exchange rates have impacted the Group’s financial results. The Group’s Management Board reviews certain of its results, including revenue, revenue growth from New Categories, adjusted profit from operations and adjusted diluted earnings per share, at constant rates of exchange. The
Group calculates these financial measures at constant rates of exchange based on a re-translation, at prior year exchange rates, of the current year’s results of the Group and, when applicable, its geographic segments. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group’s
Management Board does believe that such results excluding the impact of currency fluctuations provide additional useful information to users of the financial statements and are used by the Group’s Management Board as described above as they provide information regarding the Group’s operating performance on a local currency basis. Accordingly, the constant rates of exchange financial measures appearing in the discussion of the Group results of operations
(beginning on page 30) should be read in conjunction with the information provided in note 2 in Part III - Item 18 Notes on the Accounts.
In 2025 and 2024, results were affected by translational exchange rate movements.
In 2025, at the prevailing exchange rates, reported revenue declined by 1.0%, revenue from New Categories increased by 5.5% and adjusted profit from operations decreased by 2.7% versus 2024. At constant rates of exchange, reported revenue would have increased by 2.1%, revenue from New Categories would have increased by 7.0% and adjusted profit from operations would have increased by 0.4%. This lower performance at prevailing exchange rates reflects the negative translational impact as a result of the relative strength of sterling.
In 2025 and 2024, adjusted diluted earnings per share was affected by translational exchange rate movements.
In 2025, the adjusted diluted earnings per share of 352.1p, a decrease of 2.9%, would, when translated at 2024 exchange rates, have been 365.0p, an increase of 0.7%. This lower performance, in 2025, at prevailing exchange rates, reflects the negative translational impact as a result of the relative strength of sterling.
See also notes 2, 19 and 26 in Part III - Item 18 Notes on the Accounts.
Non-GAAP Measures
In the reporting of financial information, the Group uses certain measures that are not defined by IFRS, the Generally Accepted Accounting Principles (GAAP)
under which the Group reports. The Group believes that these additional measures, which are used internally, are useful to users of the financial information in helping them understand the underlying business performance.
The principal non-GAAP measures which the Group uses are adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted diluted earnings per share, which are before the impact of adjusting items and are reconciled from profit from operations, operating margin, net finance costs, taxation, diluted earnings per share. The Group also uses adjusted share of post-tax results of associates and joint ventures, and underlying tax rate.
Adjusting items are significant items in profit from operations, net finance costs, taxation, the Group’s share of the post-tax results of associates and joint ventures and cash flow which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. In identifying and quantifying adjusting items, the Group applies a consistent policy that sets out the criteria an item must meet to be classified as adjusting, as well at the types of items that are specifically excluded from being classified as adjusting.
The definition of adjusting items is explained in note 1 in Part III - Item 18 Notes on the Accounts.
The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of revenues by product category (including revenue generated from Vapour, Heated Products, Modern Oral, New Categories as a whole, Traditional Oral, Smokeless products as a whole and combustibles), including by geographic segment (including revenue generated in the United States, Americas and Europe and Asia-Pacific, Middle East
and Africa).
Revenue, at Constant Rates of Exchange
Definition – Revenue before the impact of foreign exchange.
To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews revenue at constant rates of exchange to evaluate the underlying business performance of the Group and its geographic segments. The Group’s Management Board defines this measure as revenue retranslated at the prior periods’ rate of exchange.
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
The table below reconciles revenue to revenue at constant rates based on a re-translation of revenue for each year, at the previous year’s exchange rates.

British American Tobacco p.l.c. Form 20-F 2025
Refer to note 2 in Part III - Item 18 Notes on the Accounts for further discussion of the segmental results and for the reconciliation of revenue at current and constant rates of exchange, as applicable, to segmental revenue and to Group revenue for the years ended 31 December 2025, 2024 and 2023.

For the year ended 31 December	2025	2024
	£m	£m
Revenue	25,610	25,867
Impact of translational foreign exchange	804
2025 revenue re-translated at 2024 exchange rates	26,414	25,867
Change in revenue at prior year’s exchange rates (constant rates)	2.1%
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
To supplement BAT’s revenue presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision-maker, reviews revenue growth from the principal product categories of combustibles, New Categories and Traditional Oral, including from the geographic segments of the United
States, Americas and Europe, and Asia-Pacific, Middle East and Africa, to evaluate the underlying business performance of the Group reflecting the focus of the Group’s investment activity. The Group’s Management Board assesses revenue by product category, including by geographic segment, at constant rates of exchange, translated to the Group’s reporting currency at the prior period’s prevailing exchange rates, derived from the Group’s combustibles portfolio
(including but not limited to Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Camel (U.S.), Newport (U.S.) and Natural American Spirit (U.S.)), the
Group’s New Category portfolio (being Vapour, HP and Modern Oral) and the Group’s Traditional Oral portfolio and the Group’s operations in the United
States, Americas and Europe, and Asia-Pacific, Middle East and Africa.
The Group’s Management Board believes that the revenue performance by product category, including by geographic segment, provides information that enables users of the financial statements to compare the Group’s business performance across periods and by reference to the Group’s investment activity. Revenue by product category, including by geographic segment, has limitations as an analytical tool. The most directly comparable IFRS measure to revenue by product category, including by geographic segment, is revenue. Revenue by product category, including by geographic segment, is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to revenue as determined in accordance with IFRS.
Revenue by product category, including by geographic segment, is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results as determined in accordance with IFRS.
The table below reconciles revenue by product category to revenue by product category at constant rates based on a re-translation of revenue by product category for each year, at the previous year’s exchange rates.
Reconciliation of revenue by product category to revenue by product category at constant rates of exchange (2025 - 2024)

For the year ended 31 December	2025					2024
Group	Reported £m	vs 2024%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2024%	Reported £m
New Categories:
Vapour	1,542	-10.4%	31	1,573	-8.6%	1,721
HP	914	-0.7%	16	930	+1.0%	921
Modern Oral	1,165	+47.4%	5	1,170	+48.0%	790
Total New Categories	3,621	+5.5%	52	3,673	+7.0%	3,432
Traditional Oral	1,043	-4.5%	30	1,073	-1.7%	1,092
Combustibles	20,201	-2.3%	686	20,887	+1.0%	20,685
Other	745	+13.2%	36	781	+18.7%	658
Revenue	25,610	-1.0%	804	26,414	+2.1%	25,867
Reconciliation of revenue by product category to revenue by product category at constant rates of exchange

For the year ended 31 December	2025					2024
U.S.	Reported £m	vs 2024%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2024%	Reported £m
New Categories:
Vapour	934	-6.4%	29	963	-3.4%	998
HP	—	—	—	—	—	—
Modern Oral	317	+297%	10	327	+310%	80
Total New Categories	1,251	+16.1%	39	1,290	+19.8%	1,078
Traditional Oral	1,006	-5.0%	31	1,037	-2.0%	1,058
Combustibles	9,218	+1.4%	295	9,513	+4.6%	9,094
Other	59	+23.2%	4	63	+27.5%	48
Revenue	11,534	+2.3%	369	11,903	+5.5%	11,278

British American Tobacco p.l.c. Form 20-F 2025

For the year ended 31 December	2025					2024
AME	Reported £m	vs 2024%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2024%	Reported £m
New Categories:
Vapour	543	-11.2%	(1)	542	-11.4%	611
HP	470	+6.2%	1	471	+6.2%	443
Modern Oral	800	+18.3%	(6)	794	+17.3%	676
Total New Categories	1,813	+4.8%	(6)	1,807	+4.3%	1,730
Traditional Oral	37	+9.9%	(1)	36	+5.1%	34
Combustibles	6,974	-0.9%	226	7,200	+2.3%	7,039
Other	485	+10.8%	20	505	+15.7%	438
Revenue	9,309	+0.7%	239	9,548	+3.3%	9,241

For the year ended 31 December	2025					2024
APMEA	Reported £m	vs 2024%	Impact of exchange £m	Reported at cc £m	Reported at cc vs 2024%	Reported £m
New Categories:
Vapour	65	-41.2%	3	68	-39.4%	112
HP	444	-7.0%	15	459	-3.8%	478
Modern Oral	48	+39.8%	1	49	+44.2%	34
Total New Categories	557	-10.6%	19	576	-7.6%	624
Traditional Oral	—	—	—	—	—	—
Combustibles	4,009	-11.9%	165	4,174	-8.3%	4,552
Other	201	+16.3%	12	213	+23.7%	172
Revenue	4,767	-10.9%	196	4,963	-7.2%	5,348
Note:
cc: constant currency – measures are calculated based on a re-translation of the current year’s results of the Group at the prior year’s exchange rates and, where applicable, its geographical segments or product categories.
Adjusted Profit From Operations (APFO) and Adjusted Operating Margin
Definition – Profit from operations before the impact of adjusting items and translational foreign exchange; and adjusted profit from operations as a percentage of revenue.
To supplement BAT’s results from operations presented in accordance with IFRS, the Group’s Management Board, as the chief operating decision‑maker, reviews adjusted profit from operations and adjusted operating margin, which is defined as APFO as a percentage of revenue, to evaluate the underlying business performance of the Group and its geographic segments, to allocate resources to the overall business and to communicate financial performance to users of the financial statements.
APFO and adjusted operating margin are not measures defined by IFRS. The most directly comparable IFRS measure to APFO is profit from operations. The most directly comparable IFRS measure to adjusted operating margin is operating margin which is profit from operations as a proportion of revenue. The definition of adjusting items is explained in note 1 in Part III - Item 18 Notes on the Accounts.
The Group’s Management Board believes that these additional measures are useful to the users of the financial statements and are used by the Group’s Management
Board as described above, because they exclude the impact of adjusting items which have less bearing on the routine ongoing operating activities of the Group, thereby enhancing users’ understanding of underlying business performance and enabling users of the financial statements to compare the Group’s business performance across periods. Additionally, the Group’s Management Board believes that similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to the Group, many of which present an adjusted operating profit-related performance measure when reporting their results.
APFO and adjusted operating margin have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit for the year, profit from operations or operating margin as determined in accordance with IFRS. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.
The table below reconciles the Group’s profit from operations to APFO and to APFO at constant rates based on a re-translation of APFO for each year, at the previous year’s exchange rates, and provides adjusted operating margin for the periods presented.
Refer to note 2 in Part III - Item 18 Notes on the Accounts for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to Group profit for the years ended 31 December 2025, 2024 and
2023.

British American Tobacco p.l.c. Form 20-F 2025

For the year ended 31 December	2025	2024
	£m	£m
Profit from operations	9,997	2,736
Add:
Restructuring	66	—
Amortisation and impairment of trademarks and similar intangibles	1,584	2,279
(Credit)/charges in respect of Romania's other taxes	(15)	449
(Credit)/charges in respect of the Canada Approved Plans	(708)	6,203
Impairment charges in respect of Cuba's fixed assets	—	74
Impairment charges relating to the Group's head office in London	—	75
Impairment of goodwill	277	39
Charges in connection with disposal of associate	3	6
Pension liability management (buy-out)	28	—
Impairment on held-for-sale assets and associated costs	235	—
Charges in respect of DOJ investigation and OFAC investigation	—	4
Credit in respect of settlement of historical litigation in relation to the Fox River	—	(132)
Loss of a distribution facility in Ukraine	39	—
Other adjusting items (including Engle)	66	157
Adjusted profit from operations	11,572	11,890
Impact of translational foreign exchange	364
Adjusted profit from operations, translated at 2024 exchange rates	11,936	11,890
Change in adjusted profit from operations, translated at 2024 exchange rates	+0.4%
Operating Margin (Profit from operations as a % of revenue)	39.0%	10.6%
Adjusted Operating Margin (Adjusted profit from operations as a % of revenue)	45.2%	46.0%
Adjusted Net Finance Costs at Constant Rates of Exchange
Definition – Net finance costs before the impact of adjusting items, and translational foreign exchange.
To supplement BAT’s performance presented in accordance with IFRS, the Group’s net finance costs are also presented before adjusting items (as defined in note 1 and described in note 8(b) in Part III - Item 18 Notes on the Accounts) and before the impact of translational foreign exchange. The Group’s
Management Board believes that adjusted net finance costs provides information that enables users of the financial statements to compare the Group’s business performance across periods. The Group’s Management Board uses adjusted net finance costs as part of the total assessment of the underlying performance of all the Group’s business interests. Adjusted net finance costs has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered as an alternative to the Group’s net finance costs as determined in accordance with
IFRS. The most directly comparable IFRS measure to adjusted net finance costs is net finance costs. Adjusted net finance costs is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.
Adjusted net finance costs is also included in the calculation of Group’s presentation of adjusted diluted earnings per share, which is used within the Group's incentive schemes, as reported under Item 6.B - Compensation.
The table below reconciles the Group’s net finance costs to adjusted net finance costs, and to adjusted net finance costs at constant rates based, on a re-
translation of adjusted net finance costs for each year, at the previous year’s exchange rates.

For the year ended 31 December	2025	2024
	£m	£m
Finance costs	(2,033)	(1,349)
Finance income	214	251
Net finance costs	(1,819)	(1,098)
Less: Adjusting items in net finance costs	170	(491)
Adjusted net finance costs	(1,649)	(1,589)
Comprising:
Interest payable	(1,715)	(1,759)
Interest and dividend income	214	251
Fair value changes – derivatives	(521)	(90)
Exchange differences	373	9
Adjusted net finance costs	(1,649)	(1,589)
Impact of translational foreign exchange	(27)
Adjusted net finance costs, translated at 2024 exchange rates	(1,676)	(1,589)

British American Tobacco p.l.c. Form 20-F 2025
Adjusted Share of Post-Tax Results of Associates and Joint Ventures, at Constant Rates of Exchange
Definition – Share of post-tax results of associates and joint ventures before the impact of adjusting items and translational foreign exchange.
To supplement BAT’s performance presented in accordance with IFRS, the Group’s share of post-tax results of associates and joint ventures is also presented before adjusting items (as defined in note 1 in Part III - Item 18 Notes on the Accounts). The Group’s Management Board believes that adjusted share of post-tax results of associates and joint ventures provides information that enables users of the financial statements to compare the Group’s business performance across periods. The Group’s Management Board uses adjusted share of post-tax results from associates and joint ventures as part of the total assessment of the underlying performance of all the Group’s business interests. Adjusted share of post-tax results of associates and joint ventures has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity, and should not be considered as an alternative to the Group’s share of post-tax results of associates and joint ventures as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted share of post-tax results of associates and joint ventures is share of post-tax results of associates and joint ventures.
Adjusted share of post-tax results of associates and joint ventures is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, BAT’s results of operations as determined in accordance with IFRS.
The definition of adjusting items is explained in note 1 in Part III - Item 18 Notes on the Accounts.
The table below reconciles the Group’s share of post-tax results of associates and joint ventures to adjusted Group’s share of post-tax results of associates and joint ventures, and to adjusted Group’s share of post-tax results of associates and joint ventures at constant rates based on a re-translation of adjusted Group’s share of post-tax results of associates and joint ventures for each year, at the previous year’s exchange rates.

For the year ended 31 December	2025	2024
	£m	£m
Group’s share of post-tax results of associates and joint ventures	1,681	1,900
Issue of shares and changes in shareholding	(5)	(18)
Other exceptional items in ITC	(333)	—
Gain on partial divestment of shares held in ITC	(898)	(1,361)
Gain on sale of land and property by VST industries Limited	(3)	—
Adjusted Group’s share of post-tax results of associates and joint ventures	442	521
Impact of translational foreign exchange	33
Adjusted Group’s share of post-tax results of associates and joint ventures, translated at 2024 exchange rates	475	521
Adjusted Taxation at Constant Rates of Exchange
Definition – Taxation before the impact of adjusting items and translational foreign exchange.
BAT management monitors the Group’s adjusted taxation to assess BAT’s underlying tax. The definition of adjusting items is explained in note 1 in Part III -
Item 18 Notes on the Accounts. Adjusted taxation is not a measure defined by IFRS. The Group’s Management Board believes that this additional measure is useful to the users of the financial statements, and is used by BAT management, because it excludes the tax on adjusting items and adjusting tax (as described in notes 10(d) and 10(e), respectively, in Part III - Item 18 Notes on the Accounts), thereby enhancing users’ understanding of underlying business performance.
Adjusted taxation has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to taxation as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted taxation is taxation. Adjusted taxation is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s taxation as determined in accordance with IFRS.
The table below reconciles taxation to adjusted taxation and adjusted taxation at constant rates, based on a re-translation of adjusted taxation for each year, at the previous year’s exchange rates.

For the year ended 31 December	2025	2024
	£m	£m
UK corporation tax
– current year tax expense	15	15
– adjustments in respect of prior periods	2	9
Overseas tax
– current year tax expense	2,355	2,571
– adjustments in respect of prior periods	(296)	108
Current tax	2,076	2,703
Pillar Two income tax	82	79
Total current tax	2,158	2,782
Deferred tax	(64)	(2,425)
Taxation on ordinary activities	2,094	357
Adjusting items in taxation	104	157
Taxation on adjusting items	240	2,049
Adjusted taxation	(2,438)	(2,563)
Impact of translational foreign exchange	(84)
Adjusted taxation, translated at 2024 exchange rates	(2,522)	(2,563)

British American Tobacco p.l.c. Form 20-F 2025
Underlying Tax Rate and Underlying Tax Rate at Constant Rates of Exchange
Definition – Tax rate incurred before the impact of adjusting items and translational foreign exchange and to adjust for the inclusion of the
Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.
BAT management monitors the Group’s underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items (as defined in note 1 in Part III - Item 18 Notes on the
Accounts). Underlying tax rate is not a measure defined by IFRS. The Group’s Management Board believes that this additional measure is useful to the users of the financial statements, and is used by BAT management, because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance.
Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the effective tax rate as determined in accordance with IFRS. The most directly comparable IFRS measure to underlying tax rate is the effective tax rate, calculated as taxation as a proportion of profit before taxation. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s effective tax rate as determined in accordance with IFRS.
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
exchange.

For the year ended 31 December	2025	2024
	£m	£m
Profit before taxation (PBT)	9,859	3,538
Less:
Share of post-tax results of associates and joint ventures	(1,681)	(1,900)
Adjusting items within profit from operations	1,575	9,154
Adjusting items within finance costs	170	(491)
Adjusted profit before taxation, excluding associates and joint ventures	9,923	10,301
Impact of translational foreign exchange	337
Adjusted PBT, excluding associates and joint ventures, translated at 2024 exchange rates	10,260	10,301

Taxation on ordinary activities	(2,094)	(357)
Adjusting items within taxation and taxation on adjusting items	(344)	(2,206)
Adjusted taxation	(2,438)	(2,563)
Impact of translational foreign exchange on adjusted taxation	(84)
Adjusted taxation, translated at 2024 exchange rates	(2,522)	(2,563)

Effective tax rate	21.2%	10.1%
Underlying tax rate	24.6%	24.9%
Underlying tax rate (at 2024 exchange rates)	24.6%	24.7%
Adjusted Diluted Earnings Per Share (EPS), presented at both current and constant rates of exchange
Definition – Diluted earnings per share before the impact of adjusting items and after adjustments to the number of shares outstanding for the impact of share option schemes whether they would be dilutive or not under statutory measures, presented at the current and the prior years’
rates of exchange.
BAT management monitors adjusted diluted EPS, a measure which removes the impact of adjusting items (as defined in note 1 in Part III - Item 18 Notes on the Accounts) from diluted earnings per share. Adjusted diluted EPS is considered by the Group’s Management Board to be useful to the users of the financial statements and is used by the Group’s Management Board, because it excludes the impact of adjusting items which have less bearing on the routine ongoing operating activities of the Group, thereby enhancing users’ understanding of underlying business performance. The Group’s Management Board also believes that adjusted diluted EPS provides information that enables users of the financial statements to compare the Group’s business performance across periods. Additionally, the Group’s Management Board believes that similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to the Group, many of which present an adjusted diluted EPS-related performance measure when reporting their result. Adjusted diluted
EPS is used by management as reported in note 11 in Part III - Item 18 Notes on the Accounts, as an indicator of diluted EPS before adjusting items.
Adjusted diluted EPS is not necessarily comparable to similarly titled measures used by other companies. Adjusted diluted EPS has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to diluted EPS as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted diluted EPS is diluted EPS.
The management also assesses adjusted diluted earnings per share (at current and constant rates) within the Group's incentive schemes, as reported under
Item 6.B - Compensation.
The table below reconciles diluted EPS to adjusted diluted EPS and adjusted diluted EPS, at constant exchange rates based upon a re-translation of adjusted diluted EPS for each year, at the previous year’s exchange rate.

British American Tobacco p.l.c. Form 20-F 2025

For the year ended 31 December	2025	2024
	pence	pence
Diluted earnings per share	349.1	136.0
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	68.2	80.7
Effect of impairment charges in respect of the Group's head office	—	2.9
Effect of impairment charges in respect of the Group's operations in Cuba	—	1.6
Effect of settlement of historical litigation in relation to the Fox River	—	(4.9)
Effect of the changes in provision in relation to the Approved Plans in Canada and associated costs	(23.7)	205.0
Effect of charges in respect of DOJ and OFAC investigations	—	0.2
Effect of impairment of held-for-sale assets and associated costs	5.5	—
Effect of Romania other taxes	(0.7)	20.1
Effect of restructuring costs	1.8	—
Effect of other adjusting items in operating profit	5.1	5.3
Effect of adjusting items in net finance costs	4.9	(17.0)
Effect of gains related to the partial divestment of shares held in ITC	(40.8)	(61.1)
Tax associated with the partial divestment of shares held in ITC and hotels business demerger	1.6	1.6
Effect of associates’ adjusting items	(15.5)	(0.8)
Effect of adjusting items in respect of deferred taxation	(9.2)	(12.0)
Adjusting items in tax	4.5	4.9
Redemption of perpetual hybrid bond - difference in spot rates	1.3	—
Adjusted diluted earnings per share	352.1	362.5
Impact of translational foreign exchange	12.9
Adjusted diluted earnings per share, translated at 2024 exchange rates	365.0	362.5
Net Debt
Definition – Total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value.
Management uses net debt to assess its financial capacity. Net debt is not a measure defined by IFRS. The most directly comparable IFRS measure to net debt is total borrowings. The Group’s Management Board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to total borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. In addition, it does not exclude restricted cash (as set out in note 21 in Part III - Item 18 Notes on the Accounts) in the calculation. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position or liquidity as determined in accordance with IFRS. A reconciliation of borrowings to net debt is provided in note 23 in Part III - Item 18 Notes on the Accounts.
Item 5.B - Liquidity and capital resources
The Group’s cash inflows derive principally from its operating activities. They are supplemented when required by cash flows from financing activities, typically to support general corporate requirements but also, from time to time, to support acquisitions. The principal sources of liquidity for the Group are cash flows generated from the operating business and proceeds from issuances of debt securities described below under ‘Capital Resources – Borrowings and
Net Debt’.
Treasury, Liquidity and Capital Structure
The Board reviews and agrees the overall treasury policies and procedures, delegating appropriate oversight to the Chief Financial Officer and the Treasury function. The Treasury function is responsible for raising finance for the Group and managing the Group’s cash resources and the financial risks arising from underlying operations. Clear parameters have been established, including levels of authority, on the type and use of financial instruments to manage the financial risks facing the Group. Such instruments are only used if they relate to an underlying exposure; speculative transactions are expressly forbidden under the Group’s treasury policy. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the
Chief Financial Officer and Treasury Function. The treasury policies include a set of financing principles and key performance indicators. The Group’s treasury position is monitored by a Corporate Finance Committee chaired by the Chief Financial Officer. Treasury operations are subject to periodic independent reviews and audits, both internal and external. See note 26 in Part III - Item 18 Notes on the Accounts for further detail.
It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group targets an average centrally managed debt maturity of at least five years of which no more than 20% matures in a single rolling year. As at 31 December 2025, the average centrally managed debt maturity was
9.5 years (2024: 9.5 years) with the highest proportion maturing in a single rolling 12-month period being 15.1% (2024: 14.8%).
In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short- to medium-term). The interest rate profile of liquid assets included in net debt are considered to offset floating rate debt and are taken into account in determining the net interest rate exposure. At 31 December
2025, the relevant ratios of floating to fixed rate borrowings after the impact of derivatives were 24:76 (2024: 22:78). On a net basis, after offsetting liquid assets and excluding cash and other liquid assets (including investments held at fair value) in Canada which were subject to certain restrictions under
Companies' Creditors Arrangement Act (CCAA) protection in 2024 (and were paid in the second half of 2025), the relevant ratio of floating to fixed rate borrowings was 14:86 (2024: 13:87).
As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.
The Group continues to maintain investment‑grade credit ratings*, with ratings from Moody's, S&P and Fitch of Baa1 (stable outlook), BBB+ (stable outlook), BBB+ (stable outlook), respectively.

British American Tobacco p.l.c. Form 20-F 2025
The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets.
For more info on liquidity and capital resources, please refer to notes 23 and 26 in Part III - Item 18 Notes on the Accounts.
*A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.
Available facilities
It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion U.S. commercial paper (U.S. CP) programme and the Group £3 billion euro commercial paper (ECP) programme) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation and guaranteed by British American
Tobacco p.l.c. At 31 December 2025, commercial paper of nil was outstanding (2024: nil). Cash flows relating to commercial paper that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
At 31 December 2025, the Group had access to a £5.0 billion revolving credit facility. This facility was undrawn at 31 December 2025. In November 2025, the
Group refinanced its existing £5.2 billion facility at the reduced amount of £5.0 billion comprising (i) a £2.5 billion 364-day tranche with two one-year extension options and a one-year term out option and (ii) a £2.5 billion five-year tranche with two one-year extension options.
During 2025, the Group refinanced or extended short-term bilateral facilities totalling £2.7 billion. As at 31 December 2025, nil was drawn on a short-term basis with £2.7 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
In January 2025, the Group entered into a medium-term facility of £468 million (equivalent), which was fully drawn as at 31 December 2025.
Following the initial filing in 2019, the Group's shelf registration statement on Form F-3 was renewed with the SEC in 2022 and again in 2025, pursuant to which B.A.T Capital Corporation, BAT p.l.c. and B.A.T. International Finance p.l.c. may issue debt securities guaranteed by certain members of the Group from time to time. This forms part of the Group’s strategy to ensure flexible and agile access to capital markets and the registration statement is initially valid for three years.
See also note 26 in Part III - Item 18 Notes on the Accounts.
Use of facilities
These facilities ensure that the Group has access to funding to supplement the cash available or generated by the business in the period to meet the operational (including working capital) and general corporate requirements including, but not limited to, the timing of payments in relation to:
–dividends (2025: £5.2 billion; 2024: £5.2 billion);
–net capital expenditure (2025: £0.6 billion; 2024: £0.4 billion);
–Franked Investment Income Group Litigation Order (FII GLO) as described on note 10(b) in Part III - Item 18 Notes on the Accounts;
–Master Settlement Agreement and State Settlement Agreements in the U.S. (2025: £1.6 billion; 2024: £2.0 billion);
–refinancing obligations;
–share repurchase programme; and
–other corporate activity, litigation or acquisitions, as relevant.
Management believes that the Group has sufficient working capital for present requirements, taking into account the amounts of undrawn borrowing facilities and levels of cash and cash equivalents, and the ongoing ability to generate cash.
Issuance, drawdowns and repayment in the period
–In March 2025, the Group repaid a €650 million bond at maturity and accessed the US dollar market under the SEC Shelf Programme, raising a total of
US$2.5 billion across three tranches;
–In June 2025, the Group repaid two bonds totalling an aggregate amount of US$3.0 billion at maturity;
–In August 2025, the Group repaid a £300 million bond at maturity;
–In September 2025, the Group accessed the US dollar market under the SEC Shelf Programme, raising US$750 million; and
–In October 2025, the Group issued two series of perpetual hybrid bonds, each in an aggregate principal amount of €600 million and concurrently launched a tender offer for its outstanding €1.0 billion 3% perpetual hybrid bond (first callable in 2026). As a result, approximately 80.7% of the existing 3%
perpetual hybrid notes were repurchased at a slight premium, with the remaining 19.3% redeemed at their principal value in November 2025. Refer to note
22(d) in Part III - Item 18 Notes on the Accounts for further details.
Cash Flow
Please refer to note 21 in Part III - Item 18 Notes on the Accounts for further details.
Net cash generated from operating activities
Net cash generated from operating activities decreased by £3,783 million to £6,342 million in 2025 (from £10,125 million in 2024), largely due to the payment of £2,560 million in the second half of 2025 in Canada as part of the Approved Plans.
2025 was also negatively impacted by translational foreign exchange due to the relative movements of sterling against the Group reporting currencies, notably the US dollar.
In 2025, the decrease was also driven by:
–Lower dividends received from the Group's associates of £369 million (2024: £406 million), mainly related to ITC, largely reflecting the reduced shareholding;
–An increase in tax paid of £2,926 million, compared to £1,854 million in 2024 as £678 million that was deferred in the U.S. from 2024 was paid in the first half of 2025; and
–A payment related to the FII GLO of £479 million. The Group will make further payments of £222 million in 2026 and £41 million in 2027. Please see note 10(b) in Part III - Item 18 Notes on the Accounts.
These were partly offset by the net impact of payments in 2024 of the following items that did not repeat:
–The final payment in respect of the settlement agreements with the DOJ and OFAC in the amount of £267 million;
–A payment of £390 million following an excise assessment in Romania; and
–The receipt of £132 million following the successful conclusion of litigation concerning the Fox River.
In 2025, other litigation payments (mainly related to Engle and other health-related claims in the U.S. and in respect of Canada) were lower at £101 million
(2024: £147 million).
Net cash from investing activities
In 2025, net cash from investing activities was marginally higher, up to £1,387 million inflow (2024: £1,375 million inflow).

British American Tobacco p.l.c. Form 20-F 2025
This was driven by the net movement from short-term investment products, including treasury bills, which were an inflow of £794 million in 2025, compared to an inflow of £83 million in 2024 due to:
–the net proceeds of £318 million from the sale, in December 2025, of around 59% of the Group’s investment in ITC Hotels; and
–the liquidation of investments (£437 million) that were then included in the upfront payment in respect of Canada as part of the Approved Plans.
However, this was largely offset by lower net proceeds from the partial monetisation of our investment in ITC of £1,052 million compared to £1,577 million in 2024.
Purchases of property, plant and equipment were higher than 2024, at £551 million (2024: £486 million).
In 2025, the Group invested £648 million in gross capital expenditure, an increase of 11.7% on the prior year (2024: £581 million). This included purchases of property, plant and equipment related to the ongoing investment in the Group’s operational infrastructure, including the expansion of our New Categories portfolio and enhancements to our Modern Oral capacity.
The Group expects its gross capital expenditure in 2026 to be approximately £750 million.
Net cash used in financing activities
Net cash used in financing activities was an outflow of £8,762 million in 2025 (2024: £10,632 million outflow), with the outflow in each year largely driven by:
–Dividend payments (2025: £5,238 million, up 0.5%; 2024: £5,213 million). The movement was driven by the higher dividend per share. However, the increase was partially offset by the reduction in the number of shares due to the share buy-back programme undertaken in 2025 and 2024;
–The net repayment of borrowings (2025: £118 million; 2024: £2,422 million) as described on page 48;
–An outflow of £380 million (2024: £128 million) related to derivatives;
–A net inflow from the redemption and subsequent issuance of perpetual hybrid bonds of £167 million; and
–The purchases of shares under the 2025 share buy-back programme of £1,112 million compared to £698 million in 2024.
In 2025, interest paid decreased by 4.2% to £1,631 million (2024: £1,703 million).
Please refer to note 26 in Part III - Item 18 Notes on the Accounts for further details.
Cash flow conversion
The conversion of profit from operations to net cash generated from operating activities may indicate the Group’s ability to generate cash from the profits earned.
Based upon net cash generated from operating activities, the Group’s conversion rate was 63% compared to 370% in 2024, impacted, in both years, by the provision recognised in respect of the Canadian settlement in 2024 and subsequent payment of cash and cash equivalents held in ITCAN during 2025.

Summary Cash Flow
	2025 £m	2024 £m
Cash generated from operating activities	8,899	11,573
Dividends received from associates	369	406
Tax paid	(2,926)	(1,854)
Net cash generated from operating activities	6,342	10,125
Net cash from investing activities	1,387	1,375
Net cash used in financing activities	(8,762)	(10,632)
Transferred to held-for-sale	(208)	—
Differences on exchange	(76)	(281)
(Decrease)/increase in net cash and cash equivalents in the year	(1,317)	587
Restricted cash
Cash and cash equivalents include restricted amounts of £268 million (2024: £2,072 million) in respect of ITCAN which was previously in CCAA protection
(note 32 and note 24 in Part III - Item 18 Notes on the Accounts). Accumulated cash and cash equivalents were paid into the Global Settlement Trust
Account as part of the Upfront Cash Contribution (each as defined in the Approved Plans, see note 24 in Part III - Item 18 Notes on the Accounts) in the second half of 2025. Due to ongoing restrictions associated with the Approved Plans in Canada, cash and cash equivalents held by ITCAN continue to be considered restricted. As at 31 December 2025, further restricted cash and cash equivalents of £67 million (2024: £339 million) were principally due to exchange control restrictions.
Investments held at fair value through profit and loss included restricted amounts, at 31 December 2024 of £437 million due to investments held by subsidiaries in CCAA protection which were subsequently included in the settlement payments made in 2025 in respect of the Approved Plans in the
Canadian litigation.
At 31 December 2025, further restricted amounts of nil (31 December 2024: £60 million) were subject to potential exchange control restrictions (see note 18 in Part III - Item 18 Notes on the Accounts).
Assessment as a Going Concern
In conjunction with the assessment of viability, the Directors have also assessed the short-term cash flow forecasts and debt refinancing requirements.
The Group has, at the date of this report, sufficient existing financing available for its estimated requirements for at least the next 12 months and beyond in respect of general corporate purposes, including in respect of the Master Settlement Agreement and State Settlement Agreements due in the U.S. in 2026 and
other known liabilities or future payments (including interim dividends).
The Group has £72 million of future contractual commitments (2024: £67 million) related to property, plant and equipment, as discussed in note 13 in Part III
- Item 18 Notes on the Accounts.
After reviewing the Group’s annual budget, plans and financing arrangements, including the availability of a £5.0 billion revolving credit facility, the
Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Form 20-F.
Capital Expenditure
See discussion under Item 4.A.

British American Tobacco p.l.c. Form 20-F 2025
Hedging Instruments
As discussed in note 19 in Part III - Item 18 Notes on the Accounts, the Group hedges its exposure to interest rate movements and currency movements.
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
Capital - Borrowings and Net Debt Policy
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
Borrowings and Net Debt
Total borrowings (which includes lease liabilities) decreased to £35,070 million in 2025 (2024: £36,950 million).
In 2025, translational foreign exchange, particularly related to the relative movement of the US dollar and Euro, was a tailwind of £1,810 million (2024:
£204 million headwind).
The movement in borrowings is impacted by the net repayment of bonds, as discussed on page 48, driven by the cash generated by the business after payment of dividends to shareholders.
Total borrowings include £591 million (31 December 2024: £670 million) in respect of the purchase price allocation adjustments related to the acquisition of Reynolds
American Inc.
As discussed on page 48, the Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis.
Net debt is a non-GAAP measure and is defined as total borrowings (including related derivatives and lease liabilities) less cash and cash equivalents and current investments held at fair value.
Net debt, at 31 December 2025, was £31,215 million (2024: £31,253 million), with the movement driven by:
–Net cash generated from operating activities , described on page 48;
–Net cash from investing activities, described on page 48;
–Net cash used in financing activities, described on page 49; and
–A foreign exchange tailwind of £1,121 million in 2025 (2024: £674 million headwind).
The following table sets out the Group’s long- and short-term borrowings as of the dates indicated:

				As of 31 December (£m)[1]
	Currency	Maturity dates	Interest rates at 31 December 2025	2025	2024	2023
Eurobonds[2]	Euro	2027 to 2045	1.3% to 5.4%	4,931	5,236	5,569
	UK sterling	2026 to 2055	2.3% to 6.0%	1,993	2,291	3,097
	Swiss franc	2026	1.4%	236	221	234
Bonds issued pursuant to rules under the U.S. Securities Act (as amended)[2]	US dollar	2026 to 2055	1.7% to 8.1%	26,655	28,268	29,913
Commercial paper[2]				—	—	—
Other loans				—	—	100
Bank loans				689	211	216
Bank overdrafts				37	138	103
Finance leases				529	585	498
Total				35,070	36,950	39,730
Notes:
1.The financial data above has been extracted from the Group’s consolidated financial statements.
2.The issuers of these debt securities are B.A.T. International Finance p.l.c., B.A.T Capital Corporation, Reynolds American Inc., or R.J. Reynolds Tobacco Company, as applicable. British American Tobacco
p.l.c. is the ultimate guarantor in each case.
Perpetual hybrid bonds issued by the Company have been classified as equity and therefore excluded from borrowings.
Please refer to note 23 in Part III - Item 18 Notes on the Accounts for further details.
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
It is anticipated that the Group will utilise a combination of cash generated from operations in the normal course of business, accessing available financing facilities and the refinancing of existing debt.
The Group’s undiscounted contractual obligations as of 31 December 2025 were as follows:

British American Tobacco p.l.c. Form 20-F 2025

	Payments due by period (£m)
	Total	Less than 1 Year	1–3 Years	3–5 Years	Thereafter
Long-term notes and other borrowings, exclusive of interest[1]	33,970	2,639	6,608	4,259	20,464
Interest payments related to long-term notes[1]	571	571	—	—	—
Lease liabilities	529	153	179	82	115
Purchase obligations[2]	919	852	67	—	—
Total cash obligations	35,989	4,215	6,854	4,341	20,579
Notes:
1.For more information about the Group’s long-term debt, see note 23 in Part III - Item 18 Notes on the Accounts.
2.Purchase obligations primarily include commitments to acquire tobacco leaf. Purchase orders for the purchase of other raw materials and other goods and services are not included in the table, as the Group’s operating subsidiaries are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders typically represent authorisations to purchase rather than binding agreements.
The table above does not include any amounts that the Group may pay to fund its retirement benefit plans as the timing and amount of any such future funding are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and other factors. The net retirement benefit scheme assets totalled £79 million as of 31 December 2025, which is net of pension assets of £6,302 million. The
Group expects to be required to contribute £22 million to its defined benefit plans during 2026. See note 15 in Part III - Item 18 Notes on the Accounts for further information.
The above table also excludes any amounts in relation to service contracts which are disclosed in note 31 in Part III - Item 18 Notes on the Accounts. The
Group has £72 million of future contractual commitments (2024: £67 million) related to property, plant and equipment and £6 million of future contractual commitments (2024: £5 million) related to intangible assets.
Retirement Benefit Schemes
The Group’s subsidiary undertakings operate defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution schemes. The most significant arrangements are in the U.S., the UK, Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 60% of the current service cost.
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
The present total value of funded scheme liabilities as at 31 December 2025 was £5,404 million (2024: £5,705 million), while unfunded scheme liabilities amounted to £695 million (2024: £734 million). The fair value of scheme assets decreased to £6,302 million from £6,612 million in 2024. The overall position for all pension and healthcare schemes in Group subsidiaries amounted to a net asset of £79 million at the end of 2025, compared to a net asset of £117 million at the end of 2024.
In respect of the UK Pension Fund, on 19 September 2025, the trustee entered into a buy-out transaction with Pension Insurance Corporation plc, with a premium of £28 million paid on 22 September 2025 by the trustee from fund assets at that time. Please see note 15 in Part III - Item 18 Notes on the
Accounts for further details.
Litigation and Settlements
As discussed in note 31 in Part III - Item 18 Notes on the Accounts, various legal proceedings or claims are pending or may be instituted against the Group.
Government Activity
The marketing, sale, taxation and use of tobacco products have been subject to substantial regulation by government and health officials for many years.
For information about the risks related to regulation, see page 23.
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
–US$10.12 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, US$8.8 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 1, 2022 and US$0.75 billion of outstanding bonds issued by BATCAP pursuant to the Shelf Registration Statement on Form F-3 filed on July 1, 2025 pursuant to which BATCAP, BATIF or the
Company may issue an indefinite amount of debt securities; and
–US$2.50 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 17, 2019, and US$1 billion of outstanding bonds issued by BATIF pursuant to the Shelf Registration Statement on Form F-3 filed on July 1, 2022, pursuant to which BATCAP, BATIF or the Company may issue an indefinite amount of debt securities.
As of July 28, 2020, all relevant Group entities suspended their reporting obligations with respect to the US$4.6 billion (2024: US$6.7 billion) of Reynolds
American unsecured notes and US$22.1 million (2024: US$22.1 million) of Lorillard unsecured notes. As such, no summarised financial information is provided with respect to these securities.
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

British American Tobacco p.l.c. Form 20-F 2025
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

	Summarised Financial Information
Year ended 31 December 2025	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(170)	(3)	—	—	—	3
Dividend income	7,432	—	1	—	6,111	44
Net finance income/(costs)	448	(35)	224	—	(561)	(65)
Profit/(loss) before taxation	7,710	(38)	225	—	5,550	(18)
Taxation on ordinary activities	(15)	9	4	—	125	(87)
Profit/(loss) for the year	7,695	(29)	229	—	5,675	(105)
Intercompany Transactions – Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/ income	(167)	1	—	—	30	—
Transactions with non-issuer/non-guarantor subsidiaries net finance income	293	769	777	—	22	—
Dividend income from non-issuer/non-guarantor subsidiaries	7,432	—	—	—	6,111	44

	Summarised Financial Information
Year ended 31 December 2024	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Income Statement
Revenue	—	—	—	—	—	—
(Loss)/profit from operations	(149)	(9)	(20)	—	—	1
Dividend income	6,477	—	—	—	5,263	185
Net finance income/(costs)	501	(81)	1,062	1	(496)	(34)
Profit/(loss) before taxation	6,829	(90)	1,042	1	4,767	152
Taxation on ordinary activities	(9)	(9)	(5)	—	111	(89)
Profit/(loss) for the year	6,820	(99)	1,037	1	4,878	63
Intercompany Transactions – Income Statement
Transactions with non-issuer/non-guarantor subsidiaries (expense)/ income	(152)	(9)	(17)	—	31	(1)
Transactions with non-issuer/non-guarantor subsidiaries net finance income	316	563	1,234	—	24	—
Dividend income from non-issuer/non-guarantor subsidiaries	6,477	—	—	—	5,263	185

British American Tobacco p.l.c. Form 20-F 2025

	Summarised Financial Information
As at 31 December 2025	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Balance Sheet
Non-current assets	1,076	19,255	2,184	1,436	12	1
Current assets	12,062	23,153	47,989	50	1,364	7
Non-current liabilities	1,575	18,908	9,469	1,436	8,618	3
Non-current borrowings	1,571	18,813	9,295	1,436	8,572	—
Other non-current liabilities	4	95	174	—	46	3
Current liabilities	65	23,502	36,502	49	1,647	283
Current borrowings	32	23,471	36,261	49	195	1
Other current liabilities	33	31	241	—	1,452	282
Intercompany Transactions – Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	11,175	13,946	51,965	—	1,342	8
Amounts due to non-issuer/non-guarantor subsidiaries	2	2,728	36,622	—	1	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	23,892	1,549

	Summarised Financial Information
As at 31 December 2024	BAT p.l.c. £m	BATCAP £m	BATIF £m	BATNF £m	RAI £m	BATHTN £m
Balance Sheet
Non-current assets	1,917	18,996	2,292	1,358	292	77
Current assets	9,736	18,504	46,197	48	1,221	15
Non-current liabilities	1,577	18,503	11,526	1,358	7,707	20
Non-current borrowings	1,571	18,257	11,227	1,358	7,657	—
Other non-current liabilities	6	246	299	—	50	20
Current liabilities	72	19,010	32,984	47	3,257	129
Current borrowings	37	18,967	32,708	46	1,751	1
Other current liabilities	35	43	276	1	1,506	128
Intercompany Transactions - Balance Sheet
Amounts due from non-issuer/non-guarantor subsidiaries	9,690	15,082	50,595	—	1,478	15
Amounts due to non-issuer/non-guarantor subsidiaries	2	3,942	32,707	—	2	1
Investment in subsidiaries (that are not issuers or guarantors)	27,234	—	718	—	25,659	1,466
Perpetual hybrid bonds
On 27 September 2021, BAT p.l.c. issued two €1 billion perpetual hybrid bonds. During 2025, the Group repurchased €1 billion of perpetual hybrid bonds and issued a further €1.2 billion of perpetual hybrid bonds. The perpetual hybrid bonds have been classified as equity as there is no contractual obligation to either repay the principal or make payments of interest (note 22(d)) in Part III - Item 18 Notes on the Accounts.
BAT p.l.c.’s unconsolidated contribution to the Group’s consolidated equity results is shown below:
BAT p.l.c.

As at 31 December	2025 £m	2024 £m
Total equity	38,732	37,238
Share capital	577	585
Share premium	123	121
Perpetual hybrid bonds	1,893	1,685
Other equity	36,139	34,848
Item 5.C - Research and development, patents and licenses, etc.
Expenditure on research and development, including employee benefit costs and depreciation, was £358 million in 2025 (2024: £380 million; 2023:
£408 million), with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.
Demonstrating the reduced-risk*† status of Smokeless products, compared to smoking, can only be done with robust science. Every year we invest significantly to find innovative ways to contribute to THR.

British American Tobacco p.l.c. Form 20-F 2025
We use various analytical and pre-clinical techniques, specialised laboratory technology and expertise to test our products, and aim to ensure they meet high quality standards. This is complemented by collaborations with global external researchers, and clinical research organisations, who bring independent, specialist expertise that enhance our internal capabilities.
We are always innovating, experimenting, and delivering new THR solutions. This is why our Science and Product Innovation are so important, accelerating pioneering approaches to our Smokeless products.
We invested approximately £276 million in 2025 on the research and development of New Category products. We continue to enhance our capabilities while collaborating with researchers around the globe.
*Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.
Patents and trademarks
Our trademarks, which include the brand names under which our products are sold, are key assets which we consider, in the aggregate, to be important to the business as a whole. As well as protecting our brand names by way of trademark registration, we also protect our innovations by means of patents and designs in key global jurisdictions.
Item 5.D - Trend information
As a global business, operating at scale within a rapidly evolving landscape, our markets are shaped by long-term consumer, economic, cultural and social trends. We continue to respond to this changing environment by developing and advancing our strategy and long-
term priorities.
The trends in and their potential effects on our business are discussed throughout in Item 3.D Risk Factors, Item 4.B Business Overview, Item 5.A Operating
Results and Item 5.B Liquidity and Capital Resources above. In addition, we emphasize the trend of consumers increasingly accepting alternatives to traditional cigarettes.
The Global Nicotine Market
The global nicotine market is evolving at a rapid pace, characterised by the growing presence of oral nicotine and heated products across multiple jurisdictions, and the continued uptake of vapour products by smokers. This remains a complex and fast-moving landscape, as new Reduced-Risk Products
(RRPs)*† are developed and launched globally.
Global Market for Combustibles and Smokeless
The latest data indicates that the legal global tobacco and nicotine market was worth around US$939 billion in 2024. Combustible cigarettes remain, by a considerable margin, the largest product category within this market.
Although cigarettes are among the most heavily regulated consumer products globally – and despite legal cigarette volumes being forecast to decline by around
0.2% over 2024-2029 – roughly 20% of the world’s adult population continue to choose to smoke.
Without access to suitable smokeless alternatives, a sizeable proportion of this group is likely to maintain their current patterns of consumption.
The U.S. combustibles industry continues to be negatively impacted by the adult nicotine consumer migration to alternative nicotine products (Vapour and pouches). The level of poly-usage for combustibles consumers continued to increase as part of the consumer migration journey, reaching 53% in 2025, up 4 ppts from 2023. In addition, continued consumer affordability pressure resulted in downtrading to the deep-discount category (in which the Group is not present).
Transformation Driving Quality Growth
Our corporate purpose is to build A Better Tomorrow™ by reducing the health impact of our business. To accelerate the next phase of our transformation, we are committed to Building a Smokeless World. We will deploy our global multi-category portfolio to actively encourage adult smokers – who would otherwise continue to smoke – to Switch to Better*† nicotine products, and continue to seek long-term opportunities Beyond Nicotine in Wellbeing and
Stimulation, realising the multi-stakeholder benefits of A Better Tomorrow™.
Our commitment is demonstrated by our ambition to become a predominantly smokeless business, with over 50% of our revenue from Smokeless products by
2035. Revenue growth in the global nicotine industry is accelerating through the development of New Categories.
We continue to make progress towards our target of 50 million adult consumers of our Smokeless products by 2030, adding another 4.7 million in 2025 to a total of 34.1 million.
Prioritising where and which products to focus on within the largest profit pools guides our resource allocation decisions. Our New Categories business continues to deliver profitable growth, on a category contribution basis. Category Contribution reflects the marginal contribution of the categories to the
Group’s financial performance. This measure includes all attributable revenue and costs.
We strive to continue to profitably and responsibly manage our transition away from combustibles, generating funds to further invest in our transformation and deliver sustainable profit growth and cash flow over the long-term.
In order to achieve this, our refined strategic pillars will act as our executional compass, and we will measure performance using KPIs to track our journey.
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
Building a Sustainable Future for Our Stakeholders
Building a Sustainable Future is about seeking to actively migrate smokers – who would otherwise continue to smoke – away from cigarettes and to smokeless alternatives sustainably, responsibly and with integrity.
BAT’s vision is to Build a Smokeless World. As we transition to A Better Tomorrow™, we are committed to doing so responsibly – by reducing our reliance on natural resources, managing our environmental impact and respecting human rights across our business operations and supply chain. Through these actions, we are enhancing business resilience and positioning BAT for enduring success in a rapidly evolving landscape. At the same time, we strive to create meaningful impact in the communities where we operate and empower our people to drive positive change. Our sustainability strategy is anchored in four interconnected impact areas - Climate, Nature, Circularity, and Communities - beyond Tobacco Harm Reduction. By focusing on these impact areas, we aim to mitigate risks, strengthen resilience, and create positive value across our value chain. As our 2025 targets reach maturity, we have set four clear targets under each strategic pillar to guide our efforts through 2030 and beyond. These targets enable us to proactively manage sustainability impacts, regulatory changes, and evolving stakeholder expectations. Action plans are already underway, and we are committed to tracking and transparently sharing our progress as our transformation continues. Our

British American Tobacco p.l.c. Form 20-F 2025
achievements to date, including significant reductions in GHG emissions, water use and waste, and value chain collaboration demonstrate our commitment to deliver.
As we continue working towards reducing the health impact of our products and further embedding sustainability in our business, we seek to drive growth, create shared value and build a stronger, more resilient BAT.
Our THR Approach
We aim to provide smokers – who would otherwise continue to smoke – with a choice of Smokeless products that deliver similar satisfaction to cigarettes in their nicotine delivery, use, and sensorial experience. For example, while we are clear that our New Category products (excluding certain products within the
Modern Oral category) are not cessation products and are not marketed as such, some independent studies suggest that vapour products are more successful than nicotine replacement therapy in helping people stop smoking2 by providing a satisfactory alternative.
With four global categories of reduced-risk*† products: Heated Products, Vapour Products, Oral Tobacco Products and Modern Oral Products, significant progress has been made. It is estimated that there are now more than 115 million3 consumers of Smokeless products globally. The latest estimate of the global number of vapour product consumers alone is over 86 million4.
Stakeholders increasingly expect us to demonstrate that we are a purpose-driven business, and to continue to make progress towards our ambition to Build a
Smokeless World.
Demonstrating the reduced-risk*† status of Smokeless products, compared to smoking, can only be done with robust science. Every year we invest significantly to find innovative ways to contribute to THR.
We use various analytical and pre-clinical techniques, specialised laboratory technology and expertise to test our products, and aim to ensure they meet high quality standards. This is complemented by collaborations with global external researchers, and clinical research organisations, who bring independent, specialist expertise that enhance our internal capabilities.
We are always innovating, experimenting, and delivering new THR solutions. This is why our Science and Product Innovation are so important, accelerating pioneering approaches to our Smokeless products.
THR substantiation
As most smokeless alternatives are relatively new to the market, they lack long-term epidemiological data that could show their overall impact on public health. Therefore, it is necessary to take a 'weight of evidence' approach, using the best available data to draw conclusions.
Drawing on work by the U.S. Institute of Medicine, we use our nine-step risk assessment framework. This evaluates the emissions, exposure and risk profile of our Smokeless products and compares them to cigarettes or other comparators.
In terms of THR scientific substantiation, our New Category products have been evaluated in peer-reviewed pre-clinical, clinical, and population level research publications and journals, summarising significant reductions in emissions, exposure and risk markers versus smoking.
We aim to follow best practice and adhere to high standards of governance and ethics in all our scientific research. We publish our science, which undergoes rigorous peer-reviews, and we participate at global scientific conferences. As of 31 December 2025, our scientists have published 276 scientific papers about our Smokeless products.
Dynamic Business Making Active Choices for the Future
Our multi-category portfolio benefits from decades of consumer insights that have driven our No. 1 global revenue position in combustibles.
In addition, leveraging the benefits of our expertise in science and R&D, our manufacturing, distribution and marketing has enabled us to build three global
New Category brands, Vuse, glo and Velo, delivering over £3 billion of annual revenue.
Our long-standing experience operating within complex regulatory, legal and fiscal frameworks provides us with a compelling competitive advantage to transform within the wider tobacco industry over the long-term. With our Corporate and Regulatory Affairs function we are driving a more proactive, science-led engagement with all stakeholders.
We will continue to increase investment in new capabilities, including enhancing our innovation pipeline, leading responsible New Category development and further leveraging our broad digital enablers. Our transformation will also be accelerated by a culture of inclusivity and collaboration, supported by senior talent recruitment from a diverse range of industries. Together with our Chief People Officer, we are focused on developing a skills-enabled and performance-
driven organisation.
We continuously monitor and assess our capital allocation framework to:
–unlock shareholder value through investing in the right opportunities;
–optimise the return on our investments;
–maximise our cash generation;
–reduce our leverage; and
–generate sustainable cash returns for our shareholders.
Notes:
*Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
†Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.
3.Tobacco Intelligence, Regulatory & Market Intelligence for Alternative Tobacco & Nicotine Products, Nicotine Pouch Market Database, Quarter 1 Report. 2024.
4.WHO global report on trends in prevalence of tobacco use 2000-2024 and projections 2025-2030. Geneva: World Health Organization; 2025. Available at: www.who.int/publications/i/item/9789240116276.
Item 6 - Directors, senior management and employees
Item 6.A - Directors and senior management
Board of Directors
Note: * denotes external listed company appointments

British American Tobacco p.l.c. Form 20-F 2025

Luc Jobin
Chair (66) Chair of the Nominations Committee

Nationality: Canadian
Appointed: Chair since April 2021; Non-Executive Director since July 2017
Experience: Luc was President and Chief Executive Officer of Canadian National Railway Company from July 2016 until March 2018, following his tenure as Executive Vice President and Chief Financial Officer between June 2009 and June 2016. He was Executive Vice President of Power Corporation
of Canada, an international financial services company. Prior to this, Luc was Chief Executive Officer of Imperial Tobacco Canada, having previously served as Executive Vice President and Chief Financial Officer. Luc also served as an independent Non-Executive Director of Reynolds American Inc.,
from 2008 until its acquisition by the Group
Relevant skills and contribution to the Board: Luc contributes deep financial, regulatory and M&A expertise and business transformation experience to the Board. His extensive knowledge of North American markets and consumer businesses enhances the Board’s strategic perspective
External appointments: No external appointments

Tadeu Marroco
Chief Executive (59)

Nationality: Brazilian
Appointed: Chief Executive since May 2023; Director since August 2019
Experience: Tadeu was appointed Chief Executive in May 2023, having first joined the Main Board as Finance and Transformation Director in August
2019. Tadeu joined the Group in 1992 and joined the Management Board as Director, Business Development in 2014. He subsequently held roles on the
Management Board as Regional Director, Western Europe, and Regional Director, Europe and North Africa, and Director, Group Transformation, and
Deputy Finance Director
Relevant skills and contribution to the Board: Tadeu brings to the Board a wealth of strategic leadership, management, and innovation experience drawn from finance and general leadership roles across the Group. His understanding of the business and proven ability to drive transformation position him to lead the Group in delivering our ambition to Build a Smokeless World and create A Better TomorrowTM
External appointments: No external appointments

Holly Keller Koeppel
Senior Independent Director (67) Member of the Nominations Committee

Nationality: American
Appointed: Senior Independent Director since April 2024; Non-Executive Director since July 2017
Experience: Until 2018, Holly was Senior Advisor to Corsair Capital LLC following her tenure as Managing Partner and Co-Head of Infrastructure. Prior to that, she was Co-Head of Citi Infrastructure Investors, and held financial and general leadership roles at Consolidated Natural Gas Company and American Electric Power
Company, Inc. (AEP), where she ultimately served as Chief Financial Officer. She previously served as independent Non-Executive Director of Reynolds American
Inc., from 2008 until its acquisition by the Group and of Vesuvius plc
Relevant skills and contribution to the Board: Holly’s extensive international financial management experience across a range of industry sectors enables her to make significant and informed contributions to the Board
External appointments:
–Non-Executive Director and member of the Audit and Risk Committee and the Sustainability Committee of Shell plc*
–Non-Executive Director and Chair of the Audit Committee of Flutter Entertainment plc*
–Director and Chair of the Financial Audit Committee of AES Corporation*
–Director and Governance, HS&E Committee Member of Core Natural Resources, Inc.*

Krishnan (Kandy) Anand
Non-Executive Director (68) Chair of the Remuneration Committee; member of the Nominations Committee

Nationality: American
Appointed: February 2022
Experience: Kandy has held leadership roles across a number of major consumer goods companies. At Molson Coors Brewing Company he was Chief
Growth Officer, CEO of Molson Coors International and Head of Strategy, M&A and Transformation. He also held key positions at the Coca-Cola
Company, including President, Coca-Cola Philippines and Vice President, Global Commercial Leadership. Earlier in his career, Kandy held marketing leadership positions at Unilever plc. Kandy previously served on the boards of Popeyes Louisiana Kitchen Inc. and Empower Acquisition Company
Relevant skills and contribution to the Board: Kandy brings valuable international expertise to the Board. His experience across the consumer goods sector enables him to contribute key insights in commercial marketing, strategic growth and transformation
External appointments:
–Director of Wingstop Inc.*
–Chief Executive Officer of Igniting Business Growth L.L.C.

British American Tobacco p.l.c. Form 20-F 2025

Karen Guerra
Non-Executive Director (69) Member of the Nominations Committee and Remuneration Committee

Nationality: British
Appointed: September 2020
Experience: Karen has held a range of senior executive roles, including President and Director General of Colgate Palmolive France, and Chair and
Managing Director of Colgate Palmolive UK Limited. She previously served as a Non-Executive Director of several leading international companies, including RS Group plc (formerly Electrocomponents p.l.c.), Davide Campari-Milano S.p.A., Paysafe PLC, Inchcape PLC, Samlerhuset BV, Swedish
Match AB and Amcor p.l.c. (formerly Amcor Limited)
Relevant skills and contribution to the Board: Karen brings extensive international experience and commercial acumen to the Board, with particularly valuable contributions in marketing, sales, and consumer goods insights
External appointments: Independent Director of Société Bic S.A.*

Uta Kemmerich Keil
Non-Executive Director (59) Member of the Audit Committee and Nominations Committee

Nationality: German
Appointed: February 2025
Experience: Uta previously served as Chief Executive Officer, Personal Healthcare International at Procter & Gamble. Before that, Uta spent 19 years at
Merck Group in leadership roles including Chief Executive Officer and President, Consumer Health Division, and Chief Executive Officer, Allegropharma
and Global Business Unit Head, Allergy, as well as Head of Corporate M&A, Treasury and Finance. Earlier in her career, Uta was a Senior Financial
Auditor at Hoechst AG. Uta was previously Non-Executive Director at Affirmed N.V., Biotest AG, Gothaer Krankenversicherung, and Allgemeine
Versicherung
Relevant skills and contribution to the Board: Uta’s extensive transformational and M&A knowledge drawn from her experience across the consumer goods and pharmaceutical sectors enable her to make valuable strategic contributions
External appointments:
–Non-Executive Director and Audit Chair of Beiersdorf AG*
–Non-Executive Director of Klosterfrau Healthcare Group
–Non-Executive Director of Schott AG
–Director of Farco Pharma GmbH
–Advisory board member of Röchling SE & Co KG

Véronique Laury
Non-Executive Director (60) Member of the Audit Committee and Nominations Committee

Nationality: French
Appointed: September 2022
Experience: Throughout her career in international retail, Véronique has held a variety of leadership roles. From 2014 to 2019, she was Chief Executive
Officer of Kingfisher plc, an international home improvement company operating well-known brands across Europe including B&Q, Castorama, Brico
Dépôt, Screwfix and Koçtaş. During her 16-year tenure at Kingfisher she also served as Chief Executive Officer and Commercial Director at both B&Q and Castorama. Véronique previously served on the Board of WeWork Inc.
Relevant skills and contribution to the Board: Véronique brings to the Board international experience across complex retail markets, along with valuable expertise in consumer goods, strategy, transformation, and digital innovation
External appointments:
–Board member of Inter IKEA Holding B.V.
–Board member of Eczacıbaşı Holding Company
–Board member of Société Bic S.A.*

British American Tobacco p.l.c. Form 20-F 2025

Darrell Thomas
Non-Executive Director (65) Chair of the Audit Committee; member of the Nominations Committee

Nationality: American
Appointed: December 2020
Experience: Darrell most recently served as Vice President and Treasurer for Harley-Davidson, Inc., having previously held senior finance positions including Interim Chief Financial Officer for Harley-Davidson, Inc. and Chief Financial Officer for Harley Davidson Financial Services, Inc. Prior to this, he was Vice President and Assistant Treasurer, PepsiCo, Inc. following 19 years in banking focused on capital markets and corporate finance. Darrell was previously an Independent Director of Pitney Bowes Inc.
Relevant skills and contribution to the Board: Darrell’s extensive operational and management experience and knowledge of capital markets, finance and treasury enhances the Board’s strategic and financial oversight
External appointments:
–Non-Executive Director of Vontier Corporation*
–Independent Director of Dorman Products Inc.*
–Non-Executive Director of Scotia Holdings (US) Inc.
–Member of the Finance Committee of Sojourner Family Peace Center, Inc.

Serpil Timuray
Non-Executive Director (56) Member of the Nominations Committee and Remuneration Committee

Nationality: Turkish/British
Appointed: December 2023
Experience: Serpil served on Vodafone plc’s Group Executive Committee from 2014 to June 2025, holding roles including CEO of Vodafone
Investments, CEO of Europe Cluster, Group Chief Commercial and Strategy Officer, and CEO of Africa, Middle East, Asia, Pacific. Prior to joining
Vodafone in 2009 as CEO of Vodafone Türkiye, Serpil was CEO of Danone Dairy Türkiye. Her career began in marketing at Procter & Gamble where she was subsequently a member of their Türkiye Executive Committee. Previously, Serpil was a Non-Executive Director and Chair of the Corporate Social
Responsibility Committee at Danone plc, and held various Non-Executive Director roles in technology, including at TPG Telecom plc
Relevant skills and contribution to the Board: Serpil’s proven international CEO experience in delivering large-scale transformations and growth in complex, regulated, and competitive markets across the technology, telecommunications and fast-moving consumer goods sectors enables her to contribute valuable strategic, operational, and marketing insights to the Board
External appointments:
–Founding Chair of Change the Face Alliance
–Board member of World Economic Forum’s Digital Leaders of Europe
–Board member of World Turkish Business Council

Matthew Wright
Non-Executive Director (63) Member of the Nominations Committee and Remuneration Committee

Nationality: British
Appointed: November 2025
Experience: From 1993 to 2013, Matthew held several senior roles at the global leadership consultancy Russell Reynolds Associates, including Chief
Executive, President, and Board Member. He also served as Head of Asia and Europe, and was a member of both the Global Executive Committee and the
Global Operating Committee. Earlier in his career, he held roles at Korn/Ferry International, Knight Wendling, and Cripps Leadership Advisors (formerly
Cripps Sears Ltd)
Relevant skills and contribution to the Board: Matthew brings extensive experience to the Board, having led and advised global organisations through periods of growth and transformation. His proven leadership capabilities and strong people skills enhance the Board’s ability to foster a culture aligned with
BAT’s vision for a sustainable future
External appointments:
–Non-Executive Director of Berry Bros. & Rudd Ltd
–Chairman of Cripps Leadership Advisors
–Chair Designate and Senior Advisor of Movemeon

Independence
The Board considers the Chair and all Non-Executive Directors to be independent under the independence requirements outlined in the NYSE listing standards.
The Board considers all Non-Executive Directors to be independent, as they are free from any business or other relationships that could interfere materially with, or appear to affect, their judgement.
Luc Jobin was determined by the Board to be independent on his appointment as Chair, as reported in the Company’s Annual Report and Form 20-F for
2020.
The Board has determined Holly Keller Koeppel to be independent, having taken into account her service on the board of Reynolds American Inc. (Reynolds
American) as an independent, non-executive director. Luc and Holly were originally appointed to the Board in 2017 following the acquisition of Reynolds
American and pursuant to the Agreement and Plan of Merger with Reynolds American.

British American Tobacco p.l.c. Form 20-F 2025
Management Board
For Tadeu Marroco’s full biography please refer to page 56 above.

Javed Iqbal
Interim Chief Financial Officer and Director, Digital and Information (53)

Nationality: Pakistani
Javed is currently Interim Chief Financial Officer, having been appointed on 26 August 2025. He also previously served as Interim Finance Director from
May 2023 to April 2024. Javed joined the Management Board as Director, Digital and Information in April 2022. He originally joined BAT in 1996 as a
Management Trainee, Finance. Since then Javed has held a number of senior roles, including Area Director for Middle East, South Asia and North Africa

James Barrett
Director, Business Development (51)

Nationality: British
James joined the Management Board as Director, Business Development in September 2023. He has been with BAT since joining as a Management
Trainee in 1996. During his career at BAT, James has held various senior roles in finance globally, including Group Finance Controller, Head of M&A and most recently, Consumer Director, Beyond Nicotine

Luciano Comin
Chief Marketing Officer (56)

Nationality: Italian/Argentinian
Luciano was appointed Chief Marketing Officer in September 2024. He first joined the Management Board in 2019 as Regional Director, Americas and Sub-Saharan Africa,
and has since served in several roles including Marketing Director, Combustibles and Marketing Director, Combustibles & New Categories. Luciano has held a number of senior regional marketing roles during his career at BAT, having first joined in 1992

Zafar Khan
Director, Operations (53)

Nationality: Pakistani
Zafar joined the Management Board as Director, Operations in February 2021. Having first joined BAT in 1996, Zafar has held senior roles including Regional
Head of Operations Asia Pacific & Middle East, Group Head of Plan, Service & Logistics, Regional Head of Plan and Service for Western Europe, Head of
Operations, Bangladesh, and Group Head of New Categories Operations

Dr Cora Koppe-Stahrenberg
Chief People Officer (60)

Nationality: German
Cora joined the Management Board as Chief People Officer in November 2023. Immediately prior to joining BAT, she was Global Head of Human
Resources at Fresenius Medical Care, a publicly listed global healthcare company. Earlier in her career she held senior HR leadership roles at various multinational companies across the financial services sector

Paul McCrory
Director, Legal and General Counsel (53)

Nationality: Irish
Paul was appointed as Director, Legal and General Counsel on 1 January 2026. He first joined the Management Board as Director, Corporate and
Regulatory Affairs in September 2023, and has been with BAT since 2006. During his career at BAT, Paul has held a number of senior roles including
Head of Commercial Legal and Assistant General Counsel Corporate and Group Company Secretary

Pascale Meulemeester
Regional Director, Asia-Pacific, Middle East and Africa (46)

Nationality: Belgian
Pascale was appointed to the Management Board as Regional Director, Asia-Pacific, Middle East and Africa from 1 January 2026, having joined
BAT in September 2025. She previously held several senior roles at Barry Callebaut Group, a global chocolate and cocoa organisation, most recently serving as President Western Europe. Earlier in her career at Barry Callebaut Group she led growth and transformation in different geographies, including in the Asia-Pacific region. Prior to this Pascale spent several years at Mars Inc. following her time at Sara Lee Corporation

British American Tobacco p.l.c. Form 20-F 2025

Fred Monteiro
Regional Director, Americas & Europe (59)

Nationality: Brazilian
Fred joined the Management Board in April 2023 as Regional Director for the Americas & Europe. Having first joined BAT in 1987, he has held a number of roles including as Area Director for Central Europe South, General Manager of BAT Japan, Marketing Director for BAT's Next Generation Products
business and Regional Head of Marketing for Europe and North Africa

Dr James Murphy
Director, Research and Science (50)

Nationality: Irish
James was appointed Director, Research and Science in March 2023, having joined the Management Board in February 2023. He has been with BAT for more than 19 years in various senior roles including EVP U.S. Scientific Research & Development based in the U.S., as well as Group Head of PRRP
Science and Regional Product Manager for Americas and Sub-Saharan Africa

Johan Vandermeulen
Chief Operating Officer (58)

Nationality: Belgian
Johan was appointed Chief Operating Officer in July 2023. He initially joined the Management Board in 2014 as Regional Director for Eastern Europe, Middle East and
Africa, and was subsequently Regional Director, Asia-Pacific and Middle East. He has been with BAT for more than 30 years, and has held previous roles including
General Manager in Russia and Turkey and Global Brand Director for Kent

David Waterfield
President and CEO, Reynolds American Inc. (53)

Nationality: British
David joined the Management Board as President and CEO of Reynolds American Inc. in July 2023. He first joined BAT in 1998. During his career at BAT he has held previous roles including Regional Marketing Manager, Eastern Europe and Middle East Area, Area Director for Western Europe and Head of International
Brand Group

Kingsley Wheaton
Chief Corporate Officer (53)

Nationality: British
Kingsley was appointed Chief Corporate Officer in September 2024. On 1 October 2025 he additionally assumed the responsibilities of the role of Director,
Corporate and Regulatory Affairs. He has held several Management Board positions since 2012, most recently as Chief Strategy & Growth Officer. He joined the Group in 1996 and has held various senior marketing positions, including Managing Director, Next Generation Products, Regional Director,
Americas and Sub-Saharan Africa, Chief Marketing Officer, and Chief Growth Officer

British American Tobacco p.l.c. Form 20-F 2025
Item 6.B - Compensation
Summary of the Current Remuneration Policy
The current Remuneration Policy was approved by shareholders at the AGM on 16 April 2025.

Current Directors’ Remuneration Policy – Summary

Fixed Pay – Salary
Attracts and retains high-calibre individuals to deliver the Group’s long term strategy. Salaries are reviewed annually, taking into account factors including individual performance, experience and business performance, and reference appropriate market data[1] and the approach taken for the general UK employee population. Annual salary increases for the Chief Executive will be held at or below the UK employee average for the lifetime of the Remuneration Policy.

Fixed Pay – Pensions and Benefits
Pension provides competitive post-retirement benefits arrangements in the form of a Defined Contribution benefit equivalent to a maximum of up to 15%
of salary, aligned with the rate applicable to the wider UK workforce. Market competitive benefits are provided consistent with the role.

Short-Term Incentive[2]
Incentivises the attainment of corporate targets aligned to the Group's strategic objectives on an annual basis, with a deferred element to ensure alignment with shareholders' interests. The Chief Executive's on-target opportunity is 125% of salary and maximum is 250% of salary. The Chief Financial Officer's on-target opportunity is 100% of salary and maximum is 200% of salary. The STI is normally awarded 50% in cash and 50% in shares. Once the minimum shareholding requirements have been met, further STI awards will normally be awarded 75% in cash and 25% in shares. Malus and clawback provisions apply.

Long-Term Incentive[2]
A combination of stretching targets aligned with long-term strategy delivery that provides a balance relevant to the Group's business and market conditions as well as alignment between Executive Directors' and shareholders' interests. Awards granted under the Group's PSP vest and are released to participants five years from the grant date, only to the extent that the performance conditions are satisfied at the end of the three-year performance period, and an additional holding period of two years has been completed. Annual maximum award of 600% of salary for the Chief Executive and 450% of salary for the
Chief Financial Officer. Malus and clawback provisions apply.

Shareholding (including post-employment)
Strengthens the long-term alignment between the interests of Executive Directors and shareholders. Executive Directors are required to hold BAT shares equal to the value of 600% of salary for the Chief Executive and 450% for the Chief Financial Officer during their service, and post-employment are required to maintain the same level of shareholding (or, if lower, their shareholding on their cessation date) until the second anniversary of cessation of employment.

Notes:
1.International Pay Comparator group: Altria, AstraZeneca, Bayer, Coca-Cola, Danone, Diageo, GlaxoSmithKline, Heineken, Imperial Brands, Kraft Heinz, L'Oréal, LVMH, Mondelēz International, Nestlé, Nike,
Novartis, Procter & Gamble, PepsiCo, Philip Morris International, Reckitt Benckiser, Siemens, Unilever and Vodafone.
2.Further details on the performance measures for the performance period ended 31 December 2025 can be found on pages 63 and 64.
Malus and Clawback
Amounts paid under the STI are subject to clawback provisions, and awards made under the Deferred Share Bonus Scheme (DSBS) and the Performance
Share Plan (PSP) are subject to malus and clawback provisions. Malus and clawback provisions apply to DSBS awards and the cash portion of the STI for the duration of three years from the date of the award and to PSP awards for the duration of five years from the date of award. The Committee considers these time horizons appropriate, recognising the nature and performance timeframes of each incentive whilst providing sufficient time to identify and address any issues that may arise. Malus and clawback may be applied in circumstances including where:
–there has been a material misrepresentation in relation to the performance of any Group company, relevant business unit and/or the participant;
–an erroneous calculation was made in assessing the extent to which an award vested or bonus was paid, which in either case resulted in the value of the award or payment being more than it should have been;
–participant misconduct;
–participant caused a material loss for any Group company as a result of (a) reckless, negligent or wilful actions, or (b) inappropriate behaviour or behaviour that is not aligned with the Group’s corporate values;
–participant contributed to serious reputational damage of any Group company or one of its business units; or
–there is an insolvency event or corporate failure.
Where the Committee determines that these provisions are to be applied, the number of shares subject to outstanding awards may be reduced (malus) and/or the participant may be required to repay up to the excess value which was paid or vested (clawback). Clawback may also be effected by the number of shares subject to outstanding awards being reduced and/or by a reduction in other cash or share-based awards held by the participant.
The above provisions are supplemented by the additional malus and clawback policy which is compliant with the requirements of the New York Stock
Exchange (the NYSE) listing standards for NYSE-listed companies to adopt malus and clawback policies that meet the requirements of the Dodd-Frank Act and the SEC’s final rules implementing clawback provisions of the Dodd-Frank Act (i.e., cases in which there has been an accounting restatement due to material non-compliance with any financial reporting requirement under the securities laws).
The Committee confirms that no malus or clawback provisions were applied during the reporting year.

British American Tobacco p.l.c. Form 20-F 2025
The below section of this Item 6.B - Compensation sets out the Executive Directors’ remuneration for the year ended 31 December 2025.
Executive Director remuneration earned in the year ended 31 December 2025

Single figure of remuneration
	Executive Directors
	Tadeu Marroco		Soraya Benchikh[1]
£’000	2025	2024	2025	2024
Salary[2]	1,410	1,374	525	533
Pension	212	206	69	70
Taxable benefits[3]	249	206	357	411
Other emoluments[4]	8	4	—	2
Short-Term Incentives	2,743	2,700	817	796
Long-Term Incentives[5,6]	1,954	1,606	—	—
Incentives buyout	—	—	—	2,969
Total Remuneration	6,576	6,096	1,768	4,781
Total Fixed Pay	1,871	1,786	951	1,014
Total Variable Pay[7]	4,705	4,310	817	3,767
Notes:
1.Soraya Benchikh stepped down from the Board on 26 August 2025, and as such the figures shown for the 2025 financial year are for the part of the year during which Ms Benchikh served on the Board. Soraya
Benchikh's 2024 salary was pro-rated from her start date with BAT on 1 May 2024. Please refer to page 77 for further details with regards to Payments to past Directors.
2.Tadeu Marroco's 2025 salary figure reflects the increases applied during the year, i.e. it was £1,384,000 per annum between 1 January and 31 March and £1,419,000 per annum between 1 April and 31 December
2025. Soraya Benchikh’s 2025 salary figure reflects the increases applied during the year i.e. it was £800,000 per annum between 1 January and 31 March and £828,000 per annum between 1 April and 26 August
2025.
3.Soraya Benchikh’s 2025 taxable benefits include standard benefits with a total sum of £118,655, and relocation payments with a total sum of £237,736 which cover the schooling and housing support agreed as part of her appointment terms.
4.The amounts included as Other emoluments relate to the all-employee share schemes: (1) Share Reward Scheme representing the value of ordinary shares awarded in 2025 in line with the scheme rules, and the
(2) Sharesave Scheme representing the face value of the discount on options exercised during the year, if applicable.
5.The 2023 LTI award is due to vest, by reference to performance on 22 March 2026, based on completion of the three-year performance period on 31 December 2025. The value shown is based on the average share price for the three-month period ended 31 December 2025 of 4,099p and includes accumulated notional dividends. 27.5% of the value of the award is attributable to share price appreciation. The actual value of shares to vest will be the value on 22 March 2028, when the award will fully vest after the expiry of the additional two-year extended vesting period.
6.LTIP values shown for 2024 have been restated to reflect the actual closing BAT share price of 3,136p on the date the awards were adjusted for performance and include accumulated dividends.
7.No malus or clawback provisions were applied during the year.
The following sections provide further detail on the figures in the above table, including the underlying calculations and assumptions and the Committee’s performance assessment for variable remuneration.

Salary
Salaries are normally reviewed annually in February with salary changes effective from April. Tadeu Marroco's salary was increased by 2.5% (from
£1,384,000 to £1,419,000) and Soraya Benchikh’s base salary was increased by 3.5% (from £800,000 to £828,000) in April 2025. Both increases were below the average level of the wider UK workforce (4%).

Pension
The pension values shown in the table represent company contributions of up to 15% of an annual base salary to the Defined Contribution arrangements in line with the contribution level for the wider UK workforce. No excess retirement benefits have been paid to, or receivable by, the
Executive Directors in 2025 and neither was entitled to defined benefits pension arrangements.
	£'000	Employer pension contributions
	Tadeu Marroco	£212
	Soraya Benchikh	£69

Benefits
The table below summarises the benefits provided to the Executive Directors in 2025. Where relevant, the costs include VAT and a gross-up for tax.
£'000	Car or car allowance	Health insurance	Tax advice	Company driver	Security[1]	Relocation benefits[2]	Other[3]	Total Benefits
Tadeu Marroco[4]	£1	£14	£67	£30	£75	—	£62	£249
Soraya Benchikh[4,5]	£13	£22	£10	£16	—	£238	£58	£357
Notes:
1.Security costs relate to property security assessment, installation of security system, annual maintenance and monitoring of personal and home security systems.
2.Soraya Benchikh received the second instalment of the housing (£181,132 gross) and schooling (£56,604 gross) payments in relation to 2025 in line with her appointment terms.
3.Other benefits include expenses relating to attendance at company-sponsored events which are treated by HMRC as taxable benefit in the United Kingdom. The amounts include tax gross-up, where relevant.
4.In addition to taxable benefits, other non-taxable benefits were provided to Executive Directors including Life and Accident Insurance.
5.Soraya Benchikh stepped down from the Board on 26 August 2025, and as such the figures shown are for the part of the year during which Ms Benchikh served on the Board. Please refer to page 77 for further details with regards to Payments to past Directors.

British American Tobacco p.l.c. Form 20-F 2025

Short-Term Incentive outcomes for the 2025 award
In 2025, we maintained focus in delivering against our strategic priorities, reinforcing our commitment to the Group’s ambition of transforming into a predominantly Smokeless business. Our STI performance metrics support a balanced focus on top and bottom-line delivery, emphasising returns on incremental investment as we continue to transform and invest in new products and innovations. From 2025, we have introduced the ‘Sustainability –
Climate’ metric, with a 10% weighting. The reduction in greenhouse gas emissions is a key priority for the Group. This metric directly supports our stated
ambition to reduce Scope 1 and 2 emissions from our operations by 50% by 2030 (versus 2020 baseline) and is directly linked to our externally reported targets.

Total revenue growth (10%)	Group revenue growth was 2.1% at constant rates of exchange, resulting in maximum outcome for this performance measure.
Adjusted profit from operations growth (30%)	Adjusted profit from operations (as adjusted for Canada, at constant rates) increased by 2.3% to £11,628 million, resulting in a 20.3% outcome out of a 30% maximum for this performance measure.
Adjusted cash generated from operations (25%)
Cash delivery (including U.S. tax that was deferred from 2024 and paid in
2025) continued to be strong, realising £7,140 million of adjusted cash generated from operations (at constant rates), resulting in maximum outcome for this performance measure.

Transformation metrics
New Categories revenue growth (12.5%)	New Categories revenue (at constant rates) increased by 7.0% to £3,673 million, resulting in no payout as threshold performance for this performance measure was not achieved.
New Categories adjusted gross profit margin improvement (12.5%)	New Categories gross profit margin continued to improve increasing by 2.1%, resulting in maximum outcome for this performance measure.
Sustainability (10%)	Delivered a 46.6% reduction in Scope 1 and 2 GHG emissions from our 2020 baseline, resulting in maximum outcome for this performance
The table below illustrates STI performance compared to the targets.

STI performance measures, weightings and outcomes for the year ended 31 December 2025
Measure[1]		Weighting	Threshold (0%)	Maximum (100%)	Result	Outcome (max)

Total revenue growth	Year on year % growth at constant rates of exchange	10%	1.0%	2.0%	+2.1%	10.0%	(10.0)%
Adjusted profit from operations growth[2]	Year on year % growth at constant rates of exchange (as adjusted for Canada)	30%	1.5%	2.8%	+2.3%	20.3%	(30.0)%
Adjusted cash generated from operations	Annual adjusted cash generated from operations at constant rates of exchange	25%	£6.5bn	£6.8bn	£7.1bn	25.0%	(25.0)%
New Categories revenue growth	Year on year improvement % revenue from Vapour, HP and Modern Oral at constant rates	12.5%	9.0%	15%	+7.0%	0.0%	(12.5)%
New Categories adjusted gross profit margin improvement	Year on year % accretion of Vapour, HP and Modern Oral products at constant rates of exchange	12.5%	0.8%	1.8%	+2.1%	12.5%	(12.5)%
Sustainability	% reduction (versus 2020 baseline) in Scope 1 and 2 GHG emissions	10.0%	42.6%	46.3%	46.6%	10.0%	(10.0)%
Total outcome as % of maximum					77.8%		(100)%
Notes:
1.Non-GAAP measures: New Categories revenue, New Categories adjusted gross profit margin, adjusted profit from operations and adjusted cash generated from operations are non-GAAP measures consistent with the Group's assessment of performance for remuneration purposes. Please refer to pages 70 to 73 for definitions of these measures and a reconciliation of these measures to the most directly comparable IFRS measure where applicable.
2.Due to the initial uncertainty surrounding the timing of the implementation of the Approved Plans in Canada, the STI targets for 2025 were set excluding the Canadian business. Therefore, the performance of the
2025 adjusted profit from operations was reviewed as adjusted for Canada, excluding New Categories (at constant rates). The 2024 adjusted profit from operations outcome figure was therefore also adjusted to exclude 100% of the Canadian business (excluding New Categories). This approach is consistent with management’s assessment of the Group’s performance as it relates to Canada.
Following evaluation of the formulaic outcomes of the STI, the Committee considered the results against the underlying performance of the Group and concluded that the outcomes were a fair reflection of performance delivered in what continues to be challenging and volatile market conditions and no adjustments were required.
Under the Remuneration Policy, 50% of the annual STI is ordinarily deliverable as an award of BAT shares under DSBS, reducing to 25% once
Executive Directors have met their shareholding requirements. DSBS awards will be deferred for a three-year period and will be released in March
2029. For performance year 2025, 25% of the STI will be delivered in shares under the DSBS for Tadeu Marroco as his shareholding requirement has been met as at 31 December 2025 (please refer to page 66 for details). In accordance with the Directors’ Remuneration Policy, the 2025 STI for Ms
Benchikh will be paid fully in cash and pro-rated in line with the agreed separation arrangements.

British American Tobacco p.l.c. Form 20-F 2025
The 2025 STI outcome for the Executive Directors is as follows:

STI outcome for the year ended 31 December 2025
	Base salary for 2025 (£'000)		Maximum opportunity as % of base salary		STI outcome (out of 100%)		STI award achieved (£’000)[1]	Delivered in cash (£’000)	Deferred in shares (£’000)
Tadeu Marroco	£1,410	x	250%	x	77.8%	=	£2,743	£2,057	£686
Soraya Benchikh[2]	£525	x	200%	x	77.8%	=	£817	£817	£0
Notes:
1.Malus and clawback provisions apply. No further performance conditions apply.
2.Soraya Benchikh stepped down from the Board on 26 August 2025, and as such the figures shown for the 2025 financial year are for the part of the year during which Soraya served on the Board.

Long-Term Incentive outcome for the 2023-2025 award
The 2023 LTIP measures below were set under the terms of our 2022 Directors' Remuneration Policy. The performance over the three‑year period reflected mixed delivery against the targets. Strong operating cash flow conversion and resilient shareholder returns were delivered; however, adjusted EPS, Group revenue growth and New Categories revenue growth did not meet the thresholds, resulting in no vesting for these measures. Since target-setting for the
2023 LTI award, there have been changes in the Group's operating environment which could not have been anticipated at the time targets were confirmed, therefore, the 2023 LTI outcome should be considered in this context. In particular, the continued growth of illicit vapour products in key markets was not anticipated. These developments adversely impacted performance over the period, with the most pronounced impact on New Categories revenue and a broader impact on Group revenue metrics. The performance results were assessed over the three-year period from 2023 - 2025 as follows:

Total shareholder return (TSR) (20%)	BAT TSR ranked 5th amongst our TSR peers resulting in 17.6% vesting for this measure.
Adjusted diluted earnings per share (EPS) (30%)
Adjusted diluted EPS is measured at current and constant rates of exchange (equally weighted). The three-
year EPS compound annual growth rate (CAGR) was 0.2% and 4.1% at current and constant rates, respectively, resulting in no vesting for this measure.

Group revenue growth (15%)	The three-year Group revenue CAGR was 2.2% at constant rates of exchange, resulting in no vesting for this measure.
New Categories revenue growth (15%)	The three-year New Categories revenue CAGR was 12.1% at constant rates of exchange, resulting in no vesting for this measure.
Operating cash flow conversion ratio (20%)
We have continued to demonstrate the ongoing strength of the Group in turning operating performance into cash, resulting in a 100.6% operating cash flow conversion ratio at current rates of exchange over the three years, resulting in full vesting for this measure.

The table below illustrates performance compared to the targets.

LTI performance measures, weightings and outcomes for the year ended 31 December 2025
Measure[1]		Weighting	Threshold (0%)	Maximum (100%)	Result	Outcome (max)

Relative TSR[2]	Relative to a peer group of international FMCG companies	20%	Median	UQ	5th	17.6%	(20)%
EPS growth at current rates of exchange[3]	Compound annual growth in adjusted diluted EPS measured at current rates of exchange	15%	5%	10%	0.2%	0.0%	(15)%
EPS growth at constant rates of exchange[3]	Compound annual growth in adjusted diluted EPS measured at constant rates of exchange	15%	5%	10%	4.1%	0.0%	(15)%
Group revenue growth[3]	Compound annual growth measured at constant rates of exchange	15%	3%	5%	2.2%	0.0%	(15)%
New Categories revenue growth	Compound annual New Categories growth measured at constant rates of exchange	15%	20%	30%	12.1%	0.0%	(15)%
Operating cash flow conversion ratio	Ratio over the performance period at current rates of exchange	20%	85%	95%	100.6%	20.0%	(20)%
Total vesting as % of maximum					37.6%		(100)%
Notes:
1. Non-GAAP measures: Adjusted diluted EPS (at current and constant rates of exchange), Group revenue (at constant rates of exchange), New Categories revenue (at constant rates of exchange) and operating cash flow conversion ratio are non-GAAP measures used by the Remuneration Committee to assess performance of the 2023-2025 LTI. Please refer to pages 70 to 73 for definitions of these measures and a reconciliation of these measures to the most directly comparable IFRS measure where applicable.
2. Relative TSR: Peer group constituents for the 2023-2025 LTIP were: Altria Group, Anheuser-Busch InBev, Carlsberg, Coca-Cola, Diageo, Heineken, Imperial Brands, Japan Tobacco, PepsiCo, Pernod Ricard,
Philip Morris International, Procter & Gamble, Reckitt Benckiser, and Unilever.
3.In assessing performance results for the 2023 LTI award against the targets set at the start of the performance period, performance has been assessed by (i) removing the impact of the disposal of the Russian and
Belarusian businesses from the 2023 and 2024results; and (ii) consistent with management’s approach to assessing the performance of Canada as applied for 2025, Group revenue growth reflects the full consolidation of the Canadian business. Adjusted earnings per share has, however, been adjusted to exclude the contribution from Canada (excluding New Categories), reflecting the removal of 100% of the profit after interest and tax from all sources in Canada (excluding New Categories) from the Group’s performance.

British American Tobacco p.l.c. Form 20-F 2025
Following evaluation of the formulaic outcomes for the LTI, the Committee considered the results against the underlying performance of the Group and concluded that the outcomes were a fair reflection of performance delivered in what continues to be challenging and volatile market conditions and no adjustments were required on this basis. In addition, the Committee considered share price fluctuations over the period since grant, and were satisfied no windfall gains have occurred. The Committee concluded that share price growth over the vesting period reflects genuine growth in value due to true performance and enhanced future prospects, which is reflected in both Chief Executive’s remuneration and shareholder experience and, therefore, no adjustment to the award is required. The Committee noted that the value of the 2023 award is at this stage indicative. Shares will not be released to the Chief
Executive until after the expiration of the two-year additional extended vesting period on 22 March 2028
The 2023–2025 LTIP outcome for the Executive Directors is as follows:

2023-2025 LTIP outcome
	Shares awarded	Vesting %	Number of shares to vest	Dividend equivalent £'000[1]	Total value to vest £’000[2]	Impact of share price change £'000[3]
Tadeu Marroco	108,165	37.6%	40,670	£287	£1,954	£459
Notes:
1.Value of the dividend equivalents accrued on the proportion of the award that is due to vest only. Dividend equivalents will be delivered as shares following the expiry of the two-year extended vesting period on
22 March 2028.
2.The value of ordinary shares to vest is calculated using the average share price for the three-month period ended 31 December 2025 of 4,099p. The actual value of shares to vest will be the value on 22 March
2028, when the award fully vests and is released to the Chief Executive.
3.27.5% of the value of the award is attributable to share price appreciation and no discretion has been exercised as a result of share price appreciation or depreciation.
The below table details the shares awarded under the PSP and DSBS during the 2025 financial year.
Details in relation to scheme interests granted during the year ended 31 December 2025.

	Plan	Date of award	Shares awarded[1]	Market price at award (pence)[2]	Face value £’000	Performance period[3]	Date from which shares will be released
Tadeu Marroco	PSP	17 Apr 2025	261,214	3,179	8,304	2025-2027	17 Apr 2030
	DSBS[4]	20 Mar 2025	42,462	3,179	1,350	n/a	20 Mar 2028
Soraya Benchikh[5]	PSP	17 Apr 2025	113,243	3,179	3,600	2025-2027	17 Apr 2030
	DSBS[4]	20 Mar 2025	12,527	3,179	398	n/a	20 Mar 2028
Notes:
1.Shares awarded represent potential maximum opportunity.
2.The market price at award is the price used to determine the number of ordinary shares subject to the awards, which is calculated in the ordinary course as the average of the closing mid-market price of an ordinary share over the three dealing days preceding the date of grant. An award price of 3,179 pence per share was used for the PSP award granted to the Executive Directors, consistent with the award price used for the PSP award granted to the wider population on 20 March 2025.
3.The performance period for the PSP award is from 1 January 2025 - 31 December 2027. The proportion of the award that will vest for achieving threshold performance is 15% of maximum opportunity and 100%
of award will vest at maximum.
4.DSBS awards relate to the 2024 performance as disclosed in the Annual Report and Form 20-F for the year ended 31 December 2024.
5.Soraya Benchikh stepped down from the Board on 26 August 2025. In line with the Remuneration Committee’s decision, Soraya will retain a pro‑rated portion of the PSP award granted in 2025. Following pro‑ration, the maximum number of shares that may vest, subject to the achievement of applicable performance conditions, is 12,582. Her outstanding DSBS award granted in 2025 over 12,527 shares (in respect of performance in 2024) will be released in line with the original schedule in March 2028, subject to malus and clawback provisions.

Further details in relation to performance conditions attaching to outstanding scheme interests
	PSP awards granted in 2025
	1 January 2025–31 December 2027
	Weighting	Threshold (15% vests)	Maximum (100% vests)
Relative TSR[1] Ranking against a peer group of international FMCG companies	20%	Median	Upper quartile
EPS growth at constant rates of exchange[2] Compound annual growth (CAGR) in adjusted diluted EPS measured at constant rates of exchange	25%	3% CAGR	7% CAGR
Operating cash flow conversion ratio Measured at current rates of exchange, as a percentage of APFO[2]	20%	94%	99%
Smokeless revenue / Total revenue Smokeless revenue over total revenue measured at current rates of exchange	10%	21%	24%
New Categories contribution margin New Category contribution over New Category revenue measured at constant rates of exchange	10%	20%	25%
Return on capital employed[2] Annual average growth on adjusted basis measured at current rates of exchange	15%	0.6%	0.8%

British American Tobacco p.l.c. Form 20-F 2025

Further details in relation to performance conditions attaching to outstanding scheme interests
	PSP awards granted in 2024
	1 January 2024–31 December 2026
	Weighting	Threshold (15% vests)	Maximum (100% vests)
Relative TSR[1] Ranking against a peer group of international FMCG companies	20%	Median	Upper quartile
EPS growth at current rates of exchange[2] Compound annual growth (CAGR) in adjusted diluted EPS measured at current rates of exchange	15%	2% CAGR	6% CAGR
EPS growth at constant rates of exchange[2] Compound annual growth (CAGR) in adjusted diluted EPS measured at constant rates of exchange	15%	2% CAGR	6% CAGR
Revenue growth Compound annual growth (CAGR) measured at constant rates of exchange	15%	3% CAGR	5% CAGR
New Categories revenue growth Compound annual growth (CAGR) measured at constant rates of exchange	15%	15% CAGR	25% CAGR
Operating cash flow conversion ratio Measured at current rates of exchange, as a percentage of APFO[2]	20%	87.5%	97.5%
Notes:
1.The relative TSR peer group constituents for the LTIP awards granted in 2024 and 2025 are: Altria Group, Anheuser-Busch InBev, Carlsberg, Coca-Cola, Diageo, Heineken, Imperial Brands, Japan Tobacco,
PepsiCo, Pernod Ricard, Philip Morris International, Procter & Gamble, Reckitt Benckiser, and Unilever.
2.As adjusted for Canada. The adjustment in respect of Canada is discussed on page 70, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.
Executive Directors’ shareholding requirements
Executive Directors are encouraged to build up a high level of personal shareholding to ensure a continuing alignment of interests with shareholders.
Executive Directors are required to hold BAT shares equal to the value of 600% of salary for the Chief Executive and 450% for the Chief Financial Officer
during their service, and post-employment are required to maintain the same level of shareholding (or, if lower, their shareholding on their cessation date)
until the second anniversary of cessation of employment, with a sale restriction mechanism in place for this period.
If, at any time, an Executive Director does not meet the requirements of the shareholding guidelines, the individual may, generally, only sell a maximum of up to 50% of any ordinary shares vesting (after tax) under the Company share plans until the threshold required under the shareholding guidelines has been met. Waiver of compliance with guidelines is permitted with the approval of the Remuneration Committee in circumstances where a restriction on a requested share sale could cause undue hardship. No such applications were received from the Executive Directors during 2025.
Non-Executive Directors are expected to purchase shares in the Company on the open market to build up a shareholding in the Company during the term of their appointment.

Executive Directors’ shareholding as at the year ended 31 December 2025 audited
	No. of eligible ordinary shares held at 31 Dec 2025[1]	Value of eligible ordinary shares held at 31 Dec 2025[2] £'000	Actual percentage (%) of base salary at 31 Dec 2025	Shareholding requirements (% of base salary 31 Dec 2025)	Compliance with shareholding requirement
Tadeu Marroco	292,071	12,308	867%	600%	Yes
Former Executive Director Soraya Benchikh[3]	80,667	3,399	251%	450%	No
Notes:
1.Eligibility of shares: (a) ordinary shares owned outright; (b) unvested ordinary shares under the DSBS, which represent deferral of earned bonus, are eligible and count towards the requirement on a net-of-tax basis;
(c) unvested ordinary shares under the LTI plan are not eligible and do not count towards the requirement during the performance period, but the estimated notional net number of ordinary shares held during the LTI plan
Extended Vesting Period and the PSP additional two-year holding period are eligible and will count towards the requirement; (d) unvested ordinary shares granted as a buy-out award on recruitment are eligible to count towards the requirement on a net-of-tax basis; and (e) ordinary shares held in trust under the all-employee share plan are not eligible and do not count towards the shareholding requirement.
2.Value of ordinary shares shown above: this is based on the closing mid-market share price on 31 December 2025 of 4,214p.
3.Soraya Benchikh remains subject to a two-year post-employment shareholding requirement of the lower of 450% of salary and her in-role shareholding, which applies only in respect of shares acquired since becoming an
Executive Director. Ms Benchikh’s shareholding at the time of stepping down from the Board (26 August 2025) was 411% of salary; disposals made by Ms Benchikh between stepping down and 31 December 2025 relate solely to shares that were not subject to the Company's post-employment shareholding requirement.
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
The reward strategy for all employees is built around and designed to deliver the following objectives:
–Attract, retain and engage a diverse talent pool for competitive advantage;
–Offer a reward that is externally competitive and internally equitable as well as being commercially sustainable; and
–Align with short-term and long-term shareholder interests
The key difference between Executive Directors’ remuneration and the wider employee population is the increased emphasis on long-term performance in respect of Executive Directors, with a greater percentage of their total remuneration being performance-related and delivered in BAT shares. This includes an additional two-year holding period on the PSP, and post-employment shareholding requirements which do not apply to other employees.
The following table summarises the remuneration structure for the wider workforce.

British American Tobacco p.l.c. Form 20-F 2025

Element	Wider workforce remuneration
Salary
–Salary ranges across all grades are set by reference to external market data. Individual positioning within the set salary ranges will depend on level of experience, responsibility and individual performance.
–A globally consistent pay comparator group, derived from the International Pay Comparator Group used by the Remuneration
Committee for executive pay benchmarking, is utilised across all levels of the organisation for pay benchmarking purposes, with an appropriate level of flexibility provided to end markets.

Pension & Benefits
–Retirement benefits and other benefit arrangements are provided to employees based on and to reflect local market practice.
–Company pension contribution rates for Executive Directors and the wider UK workforce are aligned.

Short-Term Incentive
–Our International Executive Incentive Scheme (IEIS) is operated consistently across the organisation and has more than 1,690 employees participating. It is designed to reward employees for the delivery of financial, strategic and operational targets.
–The IEIS is globally aligned for all managers in senior management roles, including Executive Directors, and for the most senior managers, a portion of any award receivable is deferred in BAT shares for three years, granted under the DSBS, and the remaining portion is delivered in cash. Both cash and deferred share awards are subject to malus and clawback. Approximately 460 employees globally participate in the DSBS.
–Corporate annual bonus plans are in operation for employees in corporate functions designed to mirror the basic construct of the
IEIS and with performance metrics which align with the IEIS. Approximately 17,280 employees globally participate in the corporate annual bonus plans.
–Functional incentive schemes are in operation in non-corporate functions with functional performance metrics incorporated to provide line of sight for participants.

Long-Term Incentives
–The Group operates two globally aligned discretionary LTI plans designed to reward and retain our senior talent while incentivising long-term business results and shareholder value creation, aligning interests of our senior leaders with those of shareholders.
–Performance Share Plan (PSP) awards are granted to the Group's most senior leaders (circa 160), including the Management Board, which are subject to the same performance measures and three-year performance period as for the Executive Directors. Executive
Directors' awards are also subject to the additional two-year holding period.
–Restricted Share Plan (RSP) awards are granted to circa 1,960 senior leaders globally and are subject to continuous employment conditions during the three-year vesting period. The Executive Directors do not participate in the RSP.
–Discretionary share awards are subject to malus and clawback for all participants.

All-employee share schemes
–Our all-employee share schemes are key to fostering a culture of ownership amongst our employees. In the UK, all employees (circa
2,470) are eligible to participate in the Company's all-employee share schemes, the Partnership Share Scheme and the Share Reward
Scheme under our UK Share Incentive Plan and the Sharesave Scheme. Similar plans are also offered in Germany and Belgium.

Pension, retirement and similar benefits
For further information on pension, retirement and similar benefits, please refer to notes 15 and 30 in Part III - Item 18 Notes on the Accounts.
Remuneration policy implementation for 2026

Base Salary for 2026
The Remuneration Committee has determined the Chief Executive’s salary following a comprehensive review. In reaching its decision, the Committee considered several factors, including: the average salary increase for the wider UK workforce, the Chief Executive’s individual contribution and the Group’s underlying performance in 2025. The salary increase also aligns with the Directors’ Remuneration Policy commitment that annual salary increases for the
Chief Executive will remain at or below the UK employee average for the duration of the new Policy.

Chief Executive	Current Base salary	Base salary from 1 Apr 2026	Percentage change %
Tadeu Marroco	£1,419,000	£1,468,000	3.5%

Pensions and Benefits
No changes have been made to the pension and benefits provision for Executive Directors, noting that the pension provision for Executive Directors has been aligned with the wider UK workforce since 2019.

British American Tobacco p.l.c. Form 20-F 2025

Short-Term Incentive for 2026
STI opportunity levels for Executive Directors will be in line with those set out in our Directors’ Remuneration Policy. Due to the commercial sensitivity of the targets, details for the year ending 31 December 2026 will be disclosed retrospectively under Item 6.B - Compensation in the Annual Report on Form
20-F for the year ending 31 December 2026 (the Form 20-F 2026).
For 2026, the Committee has agreed to refocus the New Categories gross profit STI measure from margin accretion to absolute profit growth. Investments in product innovations and the continued premiumisation of our New Categories portfolio are a strategic area of focus for the Group, hence re-focusing this metric to New Categories gross profit performance provides a more appropriate measure of in-year performance at this stage in the Group’s transformation.
New Categories margin accretion remains an important area of focus and is represented in the LTI through the New Categories Contribution Margin metric.
The following performance measures and weightings will apply to the STI in 2026:

2026 STI performance measures and weightings
Total revenue growth	10%	Measures year-on-year % growth in total revenue at constant rates of exchange.
Adjusted profit from operations[1]	30%	Measures year-on-year % growth at constant rates of exchange on an adjusted for Canada basis.
Adjusted cash generated from operations[2]	25%	Measures annual adjusted cash generated from operations at constant rates.
Transformation metrics
New Categories revenue growth	12.5%	Measures year-on-year % improvement in revenue from Vapour, HP and Modern Oral at constant rates.
New Categories gross profit growth	12.5%	Measures gross profit growth delivered by Vapour, HP and Modern Oral products at constant rates of exchange.
Sustainability – Climate	10%
Measures annual % reduction (versus 2020 baseline) in Scope 1 and 2 GHG emissions from direct operations including direct emissions from BAT owned facilities and indirect emissions associated with purchased energy.

Total	100%
Notes:
1.Consistent with management’s assessment of the Group’s performance as it relates to Canada, from 2026 the charge will (following the underlying terms of the Approved Plans) be 85% of the profit after interest and tax from all sources in Canada, excluding New Categories, reducing in future periods in line with the Approved Plans. The calculation of the Adjusted Profit from Operations metric for remuneration purposes will be adjusted accordingly. Due to the initial uncertainty surrounding the timing of the implementation of the Approved Plans, the 2025 Adjusted Profit from Operations outcome figure excluded
100% of the Canadian business (excluding New Categories). The Committee reserves the right to review this approach in light of a change in circumstances or other relevant factors in the future. Any adjustments will be fully explained in the Form 20-F 2026
2.Net cash generated from operating activities, less net finance costs, net capital expenditure, dividends from associates and dividends paid to non-controlling interests and before cash paid/received in respect of litigation. Adjusted CGFO is measured at constant rates of exchange.

British American Tobacco p.l.c. Form 20-F 2025

Performance Share Plan (PSP) awards for 2026
LTI opportunity levels for Executive Directors will be in line with those set out in our Directors’ Remuneration Policy.
The PSP performance measures strengthen the focus on portfolio transformation, together with the incentivisation of the continued financial performance of the Group, creating a strong alignment with the Group’s long-term strategy delivery and the interests of shareholders. The measures and targets for the 2026
PSP awards are set out below.
The targets have been set having carefully considered our internal forecasts and external market expectations for future growth, as well as the current business environment in which the Group is operating. The Committee is confident that the targets remain suitably stretching and incentivising for participants, ensuring only maximum payout for exceptional performance. In addition, the Committee retains discretion to determine whether the formulaic outcome of the 2026 PSP at vesting is a fair reflection of underlying business performance and consistent with the shareholder experience over the performance period and, if not, to adjust the outcome accordingly.

PSP measures	Weighting	Threshold (15%)	Maximum (100%)
Relative TSR[1] BAT's total shareholder return over the performance period relative to the total shareholder return of the TSR peer group.	20%	Median	Upper Quartile
Earnings per Share[2] (at constant rates) CAGR Measures adjusted, diluted EPS compound annual growth rate (CAGR) over a three-year performance period at constant rates of exchange.	25%	3.5%	7.5%
Operating Cash Flow Conversion Ratio Measures average operating cash flow as a % of Adjusted Profit from Operations over the performance period at current rates of exchange.	20%	94%	99%
Transformation metrics
Smokeless Revenue / Total Revenue Measures revenue delivered from New Categories, Traditional Oral and Beyond Nicotine products over total revenue at current rates of exchange.	10%	21.5%	25.0%
New Categories Contribution Margin Measures New Categories Contribution over New Categories revenue, where New Categories Contribution is the contribution to APFO from Vapour, HP and Modern Oral products. It is stated after deduction of attributable costs and allocated cross category shared costs, before the deduction of administrative overheads and excluding the impact of adjusting items in line with the policy for APFO. The measure is assessed at constant rates of exchange.	10%	20.0%	25.0%
Return on Capital Employed[2,3] Measures annual average ROCE growth on an adjusted basis at current rates over a three-year performance period: profit from operations, excluding adjusting items and including dividends received from associates and joint ventures as a proportion of average total assets less current liabilities. Measurement is based on an average growth rate over the three-year performance period to moderate potential foreign exchange rate fluctuations which may impact the ROCE in a specific year.	15%	0.6%	0.8%
Total	100%
Notes:
1.The 2026 TSR peer group constituents are: Altria Group, Anheuser-Busch InBev, Carlsberg, Coca-Cola, Diageo, Heineken, Imperial Brands, Japan Tobacco, PepsiCo, Pernod Ricard, Philip Morris International,
Procter & Gamble, Reckitt Benckiser, and Unilever.
2.Consistent with management’s assessment of the Group’s performance as it relates to Canada, from 2026 the charge will (following the underlying terms of the Approved Plans) be 85% of the profit after interest and tax from all sources in Canada, excluding New Categories, reducing in future periods in line with the Approved Plans. The calculation of Earnings per share and ROCE metrics for remuneration purposes will be adjusted accordingly. Due to the initial uncertainty surrounding the timing of the implementation of the Approved Plans, the 2025 Earnings per share outcome figure excluded 100% of the Canadian business
(excluding New Categories). The Committee reserves the right to review this approach in light of a change in circumstances or other relevant factors in the future. Any adjustments will be fully explained under item 6.B - Compensation in future Annual Reports on Form 20-F.
3.The approach taken is consistent with the Group’s financial reporting standards. Material events (e.g. material impairments and/or acquisitions) will be reported to and considered by the Committee as part of the assessment of the Group’s underlying performance. The Committee reserves the right to review this approach in light of a change in circumstances or other relevant factors in the future. Any adjustments will be fully explained under Item 6.B - Compensation in future Annual Reports on Form 20-F.
Chair and Non-Executive Directors’ Remuneration for the Year Ended 31 December 2025
The following table shows the single figure of remuneration for the Chair and Non-Executive Directors in respect of qualifying services for the year ended 31
December 2025, together with comparative figures for 2024.

British American Tobacco p.l.c. Form 20-F 2025

	Base fee £’000		Chair/Committee membership fees[1] £’000		Taxable benefits[2] £’000		Total remuneration £’000
	2025[3]	2024	2025[3]	2024	2025[3]	2024	2025[3]	2024
Luc Jobin (Chair)[4]	736	711	—	—	19	17	755	728
Kandy Anand	105	104	58	48	8	4	171	156
Karen Guerra	105	104	33	29	3	3	141	136
Holly Keller Koeppel[5,6]	148	133	33	38	206	3	387	174
Uta Kemmerich-Keil (17/02/2025)	92	—	29	—	9	—	130	—
Véronique Laury	105	104	33	29	2	3	140	136
Darrell Thomas[6]	105	104	58	48	161	4	324	156
Serpil Timuray	105	104	33	29	4	4	142	137
Matthew Wright (01/ 11/ 2025)	17	—	6	—	1	—	24	—
Former Non-Executive Directors
Murray Kessler (stepped down 17/02/2025)[6]	14	104	4	29	—	55	18	188
Total	1,532	1,468	287	250	413	93	2,232	1,811
Notes:
1.Committee memberships are shown, together with changes during the year, in the reports of the respective committees in the Governance sections of the Directors’ Report.
2.Benefits for the Chair in 2025 comprised health insurance and ‘walk-in’ medical services of £10,566 (2024: £10,113), hotel accommodation and travel expenses of £5,920 (2024: £4,320), and security service cost of £2,208 (2024: £2,394). The benefits for the other Non-Executive Directors principally comprised travel-related expenses incurred in connection with individual and/or accompanied attendance at certain business functions and/or events and ‘walk-in’ medical services. The figures shown are grossed-up for tax (as appropriate) as, in line with the UK market, it is the normal practice for the Company to pay the tax that may be due on any benefits.
3.The 2025 fees and benefits reflect the following appointment dates: Uta Kemmerich-Keil’s appointment as a Non-Executive Director on 17 February 2025 and Matthew Wright's appointment as a Non-Executive
Director on 1 November 2025, and Holly Keller Koeppel stepping down from the Audit Committee with effect from 31 December 2025.
4.Luc Jobin receives a pension in respect of prior service to Imasco Limited (acquired in 2000 by the Group) and Imperial Tobacco Canada Limited, a subsidiary of BAT. In 2025, this amount was CAD$150,228
(£81,030), and CAD$150,228 (£83,824) in 2024.
5.Deferred Compensation Plan for Directors of Reynolds American Inc. (DCP): as a former outside director of Reynolds American Inc. Holly Keller Koeppel participated in the DCP under which she elected to defer payment of a portion of her Reynolds American retainers and meeting attendance fees to a Reynolds American stock account. Following the acquisition of Reynolds American by BAT, amounts deferred to a stock account (Deferred Stock Units or DSUs) mirror the performance of, and receive dividend equivalents based on, BAT American Depository Shares (ADSs). The DSUs of Holly Keller Koeppel are
disclosed as a note to ‘Summary of Directors’ share interests'. DSUs deferred under the DCP will be paid in accordance with the terms of the DCP, section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Director’s existing deferral elections.
6.Taxable benefits for Holly Keller Koeppel and Darrell Thomas in 2025 as well as taxable benefits for Murray Kessler in 2024 included expenses relating to attendance at company-sponsored events which are treated by HMRC as taxable benefit in the United Kingdom. The amounts include tax gross-up, where relevant.
2026 Non-Executive Directors’ fees
The 2026 Non-Executive Directors’ fees structure is set out in the table below. The Chair's fee and the fees for Non-Executive Directors have been reviewed with the changes below to apply in May 2026. Adjustments to fees have taken into consideration the increasing demands placed on the Board, the strategic agenda of the business, the complexity of the sector and the approach to salary adjustments among the wider UK workforce. The Chair's fee will be adjusted by 3.5% and the fees of Non-Executive Directors, when viewed in aggregate, will be adjusted by 3.5%.

	Fees from 1 May 2026 £	Fees to 30 April 2026 £
Chair's fee	771,000	745,000
Base fee	108,500	104,800
Senior Independent Director	43,150	43,150
Audit Committee: Chair	43,150	43,150
Audit Committee: Member	20,700	20,000
Nominations Committee: Chair	—	—
Nominations Committee: Member	15,525	15,000
Remuneration Committee: Chair	43,150	43,150
Remuneration Committee: Member	20,700	20,000
Non-GAAP measures used with the Group’s remuneration schemes
For certain measures within the Group’s remuneration schemes, management is assessed on the performance of Canada on an ongoing basis. As the Chief
Operating Decision Maker, the Management Board (from 1 January 2025) assesses the performance of the Group by reviewing adjusted profit from operations as adjusted for Canada using the prior year translational exchange rate (constant rate) to evaluate segment performance and allocate resources to the overall business on a regional basis.
This recognises a charge calculated in line with the Approved Plans (as described in note 24 in Part III - Item 18 Notes on the Accounts) – based on a percentage of
Imperial Tobacco Canada Limited's and Imperial Tobacco Company Limited's (together ITCAN) adjusted profit from operations from all sources in Canada, excluding New Categories. This charge (decreasing over time) will continue until the aggregate settlement amount is paid. This is reflected in the adjusted performance of the Group within the Group’s remunerations schemes and is referred to as ‘as adjusted for Canada’. This approach presents the economic delivery from the AME region in a manner comparable to that of the other regions in the Group. Due to the initial uncertainty of timing of the implementation of the
Approved Plans, 100% of the Canadian business (excluding New Categories) was excluded from both 2024 and 2025.
Full reconciliations from the relevant IFRS measure have been provided below.
Adjusted Profit From Operations (APFO) as Adjusted for Canada and Adjusted Operating Margin as Adjusted for Canada
Definition – Profit from operations before the impact of adjusting items (including, as applicable, adjustments in respect of Canada) and translational foreign exchange; and adjusted profit from operations (including, as applicable, adjustments in respect of Canada), as a percentage of revenue.

British American Tobacco p.l.c. Form 20-F 2025
As management is assessed on APFO at constant rates also as adjusted for Canada within the Group's incentive schemes, as reported under this Item 6.B -
Compensation, this measure is also presented adjusting for the performance of Canada (excluding New Categories). The table below reconciles the Group’s APFO at constant rates to APFO as adjusted for Canada at constant rates based on a re-translation of adjusted profit from operations for each year, at the previous year’s exchange rates, and provides adjusted operating margin as adjusted for Canada for the periods presented. Refer to note 2 in Part III - Item 18 Notes on the
Accounts for further discussion of the segmental results and for the reconciliation of adjusted profit from operations at current and constant rates of exchange to segmental profit from operations and to Group profit for the years ended 31 December 2025, 2024 and 2023.
APFO as adjusted for Canada and adjusted operating margin as adjusted for Canada have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit for the year, profit from operations or operating margin as determined in accordance with IFRS. These measures are not necessarily comparable to similarly titled measures used by other companies.
APFO as adjusted for Canada and adjusted operating margin as adjusted for Canada are not measures defined by IFRS. The most directly comparable IFRS measure to
APFO as adjusted for Canada is profit from operations. The most directly comparable IFRS measure to adjusted operating margin as adjusted for Canada is operating margin which is profit from operations as a proportion of revenue. The definition of adjusting items is explained in note 1 in Part III - Item 18 Notes on the Accounts.

For the year ended 31 December	2025	2024
	£m	£m
Adjusted profit from operations re-translated at 2024 rates as per page 44	11,936	11,890
Adjustments in respect of Canada[1], translated at 2024 rates	(308)	(520)
Adjusted profit from operations as adjusted for Canada, translated at 2024 exchange rates	11,628	11,370
Change in adjusted profit from operations as adjusted for Canada, translated at 2024 exchange rates	2.3%
1.The adjustment in respect of Canada is discussed on page 70, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.
Adjusted Gross Profit and Adjusted Gross Margin both as adjusted for Canada1 and at Constant Rates of Exchange
Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, and before all non production/
attributable distribution costs and presented adjusting for the performance of Canada (excluding New Categories), in £ and as a proportion of revenue (at constant rates).
New Category adjusted gross margin (being a sub-set of Group adjusted gross margin as adjusted for Canada) is included within the Group's incentive schemes, as reported under this Item 6.B - Compensation.
Costs are incurred by the products either directly as incurred by the product or category or, when incurred by products via an allocation of shared distribution mechanism in a market, such costs are allocated based upon each category’s revenue as a proportion of total revenue from that market.
The definition of adjusting items is explained in note 1 in Part III - Item 18 Notes on the Accounts.
Adjusted gross profit and adjusted gross margin (both as adjusted for Canada) have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit from operations as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted gross profit as adjusted for Canada is profit from operations.
The most comparable IFRS measure to adjusted gross margin as adjusted for Canada  is profit from operations as a proportion of revenue. Adjusted gross profit and adjusted gross margin (both adjusted for Canada) are not necessarily comparable to similarly titled measures used by other companies.
1.The adjustment in respect of Canada is discussed on page 70, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.
Category Contribution and Category Contribution Margin both as adjusted for Canada1 and at Constant Rates of Exchange
Definition – Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are attributable to a product category and presented adjusting for the performance of Canada (excluding New Categories), in £ and as a proportion of revenue (at constant rates).
New Category contribution and New Category contribution margin (being a sub-set of Group category contribution and Group category contribution margin)
are included within the Group's incentive schemes, as reported under this Item 6.B - Compensation.
These measures reflect the marginal contribution of the Group’s principal product categories to the Group’s financial performance. These measures include all attributable revenue and costs. These measures are provided in aggregate as certain costs are incurred across all New Categories and are not product specific. However, certain overhead costs that are not category specific are excluded from category contribution. Where costs are incurred by products via a shared distribution mechanism in a market, such costs are allocated based upon each category’s revenue as a proportion of total revenue from that market.
The definition of adjusting items is explained in note 1 in Part III - Item 18 Notes on the Accounts.
Category contribution and category contribution margin (both adjusted for Canada) by products as measures of the Group’s performance have limitations as analytical tools. They are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered as alternatives to profit from operations as determined in accordance with IFRS. The most directly comparable IFRS measure to category contribution as adjusted for Canada is profit from operations. The most comparable IFRS measures to category contribution margin as adjusted for Canada is profit from operations as a proportion of revenue. Category contribution and category contribution margin (both adjusted for Canada) are not necessarily comparable to similarly titled measures used by other companies.
1.The adjustment in respect of Canada is discussed on page 70, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.

British American Tobacco p.l.c. Form 20-F 2025
Reconciliations of Profit from Operations to Adjusted Profit from Operations, Category Contribution, Category Contribution Margin,
Adjusted Gross Profit and Adjusted Gross Margin, at Constant Rates of Exchange and including adjustments in respect of Canada
(excluding New Categories).
The following reconciliations are provided to support the definitions of the above measures as explained on page 71 with respect to Group adjusted profit from operations, adjusted gross profit and adjusted gross margin, at constant rates of exchange (including adjustments in respect of Canada), being measures used by management and used within the incentive schemes.

For the year ended 31 December	2025
	Group reported £m	New Categories £m	Traditional Oral £m	Combustibles £m	Other £m
Revenue at 2024 exchange rates (see page 41)	26,414	3,673	1,073	20,887	781

Profit from Operations	9,997
Operating margin	39.0%
Adjusting items (see page 43)	1,575
Impact of translational FX	364
Adjustments in respect of Canada[1]	(308)
Adjusted profit from operations as adjusted for Canada	11,628
vs 2024	2.3%
Adjusted operating margin as adjusted for Canada	44.0%
Other costs that are not attributable to categories	2,053
Category Contribution as adjusted for Canada	13,681	442	798	12,235	206
Category Contribution margin as adjusted for Canada	51.8%	12.0%	74.3%	58.6%	26.4%
Category spend (Marketing Investment and R&D)	3,860	1,703	91	1,992	74
Adjusted Gross profit as adjusted for Canada	17,541	2,145	889	14,227	280
vs 2024	3.4%	11.0%	-0.9%	2.5%	8.9%
Adjusted Gross margin as adjusted for Canada	66.4%	58.4%	82.8%	68.1%	35.8%
Impact of translational FX	483	29	26	414	14
Adjusted Gross profit at current rates as adjusted for Canada	17,058	2,116	863	13,813	266

For the year ended 31 December	2024
	Group reported £m	New Categories £m	Traditional Oral £m	Combustibles £m	Other £m
Revenue	25,867	3,432	1,092	20,685	658

Profit from Operations	2,736
Operating margin	10.6%
Adjusting items (see page 43)	9,154
Adjustments in respect of Canada[1]	(520)
Adjusted profit from operations as adjusted for Canada	11,370
Adjusted operating margin as adjusted for Canada	44.0%
Other costs that are not attributable to categories	1,848
Category Contribution as adjusted for Canada	13,218	249	840	11,931	198
Category Contribution margin as adjusted for Canada	51.1%	7.3%	76.9%	57.7%	30.1%
Category spend (Marketing Investment and R&D)	3,747	1,683	58	1,947	59
Adjusted Gross profit as adjusted for Canada	16,965	1,932	898	13,878	257
Adjusted Gross margin as adjusted for Canada	65.6%	56.3%	82.2%	67.1%	39.1%

at Constant FX

1.The adjustment in respect of Canada is discussed on page 70, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.
Adjusted Diluted Earnings Per Share (EPS), presented at both current and constant rates of exchange, as adjusted for Canada
Definition – Diluted earnings per share before the impact of adjusting items and the performance of Canada (where appropriate, and excluding
New Categories), after adjustments to the number of shares outstanding for the impact of share option schemes whether they would be dilutive or not under statutory measures, presented at the current and the prior years’ rates of exchange.
As management is assessed on adjusted diluted EPS at constant rates also as adjusted for Canada within the Group's incentive schemes, as reported under this Item
6.B - Compensation, this measure is also presented adjusting for the performance of Canada (excluding New Categories).
Adjusted diluted EPS as adjusted for Canada is not necessarily comparable to similarly titled measures used by other companies. Adjusted diluted EPS as adjusted for Canada has limitations as an analytical tool is not a presentation made in accordance with IFRS and should not be used in isolation from, or as a substitute for, diluted EPS as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted diluted EPS as adjusted for
Canada is diluted EPS.
The definition of adjusting items is explained in note in Part III - Item 18 Notes on the Accounts.
The table below reconciles adjusted diluted EPS to adjusted diluted EPS as adjusted for Canada at current exchange rates and at constant exchange rates based upon a re-translation of adjusted diluted EPS for each year, at the previous year’s exchange rate.

British American Tobacco p.l.c. Form 20-F 2025

For the year ended 31 December	2025	2024
	pence	pence
Adjusted diluted earnings per share as per page 46	352.1	362.5
Adjustments in respect of Canada[1]	(11.6)	(21.4)
Adjusted diluted earnings per share as adjusted for Canada[2]	340.5	341.1

Adjusted diluted earnings per share, at 2024 exchange rates as per page 46	365.0	362.5
Adjustments in respect of Canada[1], translated at 2024 exchange rates	(12.2)	(21.4)
Adjusted diluted earnings per share as adjusted for Canada, translated at 2024 exchange rates	352.8	341.1
1.The adjustment in respect of Canada is discussed on page 70, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.
2.The Group’s dividend pay-out ratio is with reference to adjusted diluted earnings per share, at current rates. Based upon a dividend of 245.04p in 2025 (2024: 240.24p), this was a dividend pay-out ratio of 69.6% in
2025 (2024: 66.3%).
Operating Cash Flow Conversion Ratio
Definition – Net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding taxes paid and net capital expenditure, as a proportion of adjusted profit from operations.
This measure is used within the Group’s incentive schemes as reported under this Item 6.B - Compensation, as an indicator of the Group’s ability to turn profits into cash.
Operating cash flow conversion ratio (calculated as operating cash flow as a proportion of adjusted profit from operations) has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to measures of liquidity or financial position as determined in accordance with
IFRS. The most directly comparable IFRS measure to operating cash flow conversion ratio is cash conversion ratio, calculated as net cash generated from operating activities as a proportion of profit from operations. Operating cash flow conversion ratio is not necessarily comparable to similarly titled measures used by other companies.
The table below reconciles net cash generated from operating activities to operating cash flow. The table also provides cash conversion ratio and operating cash flow conversion for the periods presented.

For the year ended 31 December	2025	2024
	£m	£m
Net cash generated from operating activities	6,342	10,125
Cash related to adjusting items	3,267	824
Dividends from associates	(369)	(406)
Tax paid	2,926	1,854
Net capital expenditure	(612)	(434)
Other	—	1
Operating cash flow	11,554	11,964
Adjusted profit from operations*	11,572	11,890
Cash conversion ratio**	63%	370%
Operating cash flow conversion ratio	100%	101%
Notes:
*See page 44 for a reconciliation of profit from operations to adjusted profit from operations.
**Net cash generated from operating activities as a percentage of profit from operations.
Adjusted Cash Generated from Operations (at Current and Constant Rates of Exchange)
Definition – Net cash generated from operating activities before the impact of adjusting items, excluding dividends received from associates, and after dividends paid to non-controlling interests, net interest paid and net capital expenditure, and translational foreign exchange.
Adjusted cash generated from operations is a measure of cash flow which is used within the Group’s incentive schemes, as reported under this Item 6.B -
Compensation.
Adjusted cash generated from operations has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to measures of liquidity or financial position as determined in accordance with IFRS. The most directly comparable IFRS measure to adjusted cash generated from operations is net cash generated from operating activities. Adjusted cash generated from operations is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s results of operations or cash flows as determined in accordance with IFRS.
The table below reconciles net cash generated from operating activities to adjusted cash generated from operations and adjusted cash generated from operations at constant rates, based upon a re-translation of adjusted cash generated from operations for each year, at the previous year’s exchange rate.

British American Tobacco p.l.c. Form 20-F 2025

For the year ended 31 December	2025	2024
	£m	£m
Net cash generated from operating activities	6,342	10,125
Dividends paid to non-controlling interests	(100)	(121)
Net interest paid	(1,582)	(1,669)
Net capital expenditure	(612)	(434)
Effect of deferral of U.S. tax, in line with the federal disaster declaration in central and western North Carolina	—	(700)
Cash related to adjusting items within adjusted cash generated from operations	3,176	360
Other costs excluding litigation and restructuring costs	27	399
Dividends from associates	(369)	(406)
Adjusted cash generated from operations	6,882	7,554
Impact of translational foreign exchange	258
Adjusted cash generated from operations, translated at 2024 exchange rates	7,140	7,554
In 2024, the Group deferred tax payments in the U.S. from 2024 to 2025 totalling US$895 million. At 2024 rates of exchange this was £700 million, but
£678 million at 2025 rates of exchange. For the purposes of management incentives in 2024, as this was not included in the target, the positive effect of the deferral was removed. However, the payment was included in the target for management incentives in 2025 and no adjustment has been made in the calculation of adjusted cash generated from operations. On a normalised basis, adjusting both years for the respective impact of the deferral, adjusted cash generated from operations would have been £7,560 million, or £7,840 million at constant rates of exchange in 2025 compared to £7,554 million in 2024.
Adjusted Return on Capital Employed (ROCE) and Adjusted Return on Capital Employed as adjusted for Canada
Definition – Profit from operations, excluding adjusting items and including dividends from associates and joint ventures and other adjusting items (including in respect of Canada (excluding New Categories)), as a proportion of average total assets less current liabilities in the period.
Adjusted ROCE and Adjusted ROCE as adjusted for Canada are used within the Group’s incentive schemes, as reported under this Item 6.B - Compensation.
Adjusted ROCE and adjusted ROCE as adjusted for Canada are not measures defined by IFRS. The most directly comparable IFRS measure to adjusted
ROCE and adjusted ROCE as adjusted for Canada is profit from operations as a proportion of average total assets less current liabilities.
Adjusted ROCE and adjusted ROCE as adjusted for Canada have limitations as analytical tools. They are not presentations made in accordance with IFRS and should not be considered as an alternative to other measures that may be derived from the financial statements prepared in accordance with IFRS.
Adjusted ROCE and adjusted ROCE as adjusted for Canada are not necessarily comparable to similarly titled measures used by other companies. The definition of adjusting items is provided in note 1 in Part III - Item 18 Notes on the Accounts.
The table below reconciles profit from operations to adjusted profit from operations including dividends from associates and joint ventures, including as adjusted for Canada and provides the constituent parts of average capital employed.

For the year ended 31 December	2025	2024
	£m	£m
Profit from operations	9,997	2,736
Adjusting items	1,575	9,154
Dividends received from associates and joint ventures	369	406
Adjusted profit from operations, inclusive of dividends from associates and joint ventures	11,941	12,296

Adjustments in respect of Canada[1]	(293)	(520)
Adjusted profit from operations, inclusive of dividends from associates and joint ventures and as adjusted for Canada[1]	11,648	11,776

Total Assets	109,290	118,899
Current Liabilities	14,524	18,743
Capital employed at balance sheet date	94,766	100,156
Average capital[2]	97,461	101,600
Adjusted ROCE	+12.3%	+12.1%
Adjusted ROCE as adjusted for Canada[1]	+12.0%	+11.6%
1.The adjustment in respect of Canada is discussed on page 70, with the adjustment based upon the profit after interest and tax from all sources, excluding New Categories, in Canada.
2.Average capital is the average capital employed (being the net of total assets less current liabilities) at the prior year and current year balance sheet dates.

British American Tobacco p.l.c. Form 20-F 2025
Item 6.C - Board practices
Board tenure and attendance at meetings

Attendance at Board meetings in 2025[1]
		Attended/Eligible to attend
Name	Director since	Meetings[4]
Luc Jobin[5]	2017	9/9
Tadeu Marroco3(d)	2019	8/9
Kandy Anand3(a)	2022	8/9
Karen Guerra3(a)	2020	8/9
Holly Keller Koeppel2(e)	2017	9/9
Uta Kemmerich-Keil2(a), 3(b)	2025	7/8
Véronique Laury3(c)	2022	7/9
Darrell Thomas3(d)	2020	8/9
Serpil Timuray3(e)	2023	8/9
Matthew Wright2(b), 3(d)	2025	1/2
Soraya Benchikh2(c), 3(g)	2024-2025	3/4
Murray S. Kessler2(d), 3(f)	2023-2025	0/1
Notes:
1.Number of meetings in 2025: The Board held nine meetings in 2025, four of which were ad hoc. An ad hoc meeting was called in May 2025 to review succession planning for the Management Board. Two ad hoc meetings were called in August 2025, the first to consider transition of the role of Chief Financial Officer and the second to review further succession planning for the Management Board and matters relating to the
Company’s share buy-back programme. An ad hoc meeting was also called in December 2025 to consider Board Committee composition.
2.Composition: The Board of Directors is shown as at the date of this Form 20-F; (a) Uta Kemmerich-Keil joined the Board with effect from 17 February 2025 on her appointment as a Non-Executive Director; (b)
Matthew Wright joined the Board with effect from 1 November 2025 on his appointment as a Non-Executive Director; (c) Soraya Benchikh stepped down from the Board with effect from 26 August 2025; (d)
Murray S. Kessler stepped down from the Board with effect from 17 February 2025; (e) Holly Keller Koeppel will step down from the Board with effect from the conclusion of the 2026 Annual General Meeting and will not be proposed for re-election.
3.Attendance at meetings: Due to prior commitments: (a) Kandy Anand and Karen Guerra did not attend the second ad hoc meeting called at short notice in August 2025; (b) Uta Kemmerich-Keil did not attend the scheduled meeting in April 2025; (c) Véronique Laury did not attend the ad hoc meeting called at short notice in May 2025 and the second ad hoc meeting called on short notice in August 2025; (d) Tadeu
Marroco, Darrell Thomas and Matthew Wright did not attend the ad hoc meeting called at short notice in December 2025; (e) Serpil Timuray did not attend the first ad hoc meeting called at short notice in August
2025; (f) Murray Kessler did not attend the scheduled meeting in February 2025; (g) Soraya Benchikh did not attend the ad hoc meeting called at short notice in May 2025. The first ad hoc meeting in August
2025 convened to consider transition of the role of Chief Financial Officer was not attended by Soraya Benchikh.
4.Number of meetings in2026: Five Board meetings are scheduled for 2026, with ad hoc meetings convened as may be required.
5.The Board has unanimously decided to extend Luc Jobin's tenure as Chair for a period of up to two years until the Company's Annual General Meeting in April 2028, with the aim of appointing a new Chair within that time. Luc's re-election will be presented for annual shareholder approval at the Company’s Annual General Meeting in the usual way.
Terms of Appointment to the Board
Details of the Directors’ terms of appointment and the Company’s policy on payments for loss of office are set out in the 2025 Directors’ Remuneration
Policy (set out in the Remuneration Report in the Company’s Annual Report and Form 20-F for 2024). The Executive Directors have rolling one-year contracts. Non-Executive Directors do not have service contracts with the Company but instead have letters of appointment for one year, with an expected time commitment of 25 to 30 days per year. Fees for Non-Executive Directors and the Chair cannot currently exceed in aggregate an annual sum of £2,500,000 as authorised by shareholders with reference to the Company's Articles of Association. Any Director who holds any other office in the Company (including the office of Chair of the Board), serves on any Committee of the Board, or performs services that the Directors consider go beyond the ordinary duties of a
Director may be paid such additional remuneration as the Directors may determine.
All Directors must retire from office at each annual general meeting (AGM) and seek re-election, except any Director appointed by the Board after notice of that AGM has been given and before the AGM has been held. All of the Directors of the Company will be subject to re-election at the forthcoming AGM to be held on 15 April 2026 in accordance with the Articles.
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

British American Tobacco p.l.c. Form 20-F 2025
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
It is anticipated that any future aggregate increase in fees for the Chair of the Board and other Non- Executive Directors will generally be in the range of the increases in the base pay of UK-based employees in the Group.[1]

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

Other
There are no formal requirements or guidelines to hold shares in the Company. The Chair of the Board and Non-Executive
Directors are not eligible to participate in the British American Tobacco share schemes, bonus schemes or incentive plans, or be a member of any Group pension plan.

Note:
1.Fees for Non-Executive Directors and the Chair cannot currently exceed in aggregate an annual sum of £2,500,000 as authorised by shareholders with reference to the Company's Articles of Association. Any
Director who holds any other office in the Company (including the office of Chair of the Board), serves on any Committee of the Board, or performs services that the Directors consider go beyond the ordinary duties of a Director may be paid such additional remuneration as the Directors may determine.
Non-Executive Directors’ letters of appointment
Non-Executive Directors, including the Chair of the Board, have letters of appointment which are signed annually upon re-election at the AGM and are available for inspection at the AGM or at the Company's registered office. For further details on appointment and reappointment of Non-Executive Directors, see the Governance section on pages 81 to 82.
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
Executive Director service contracts and loss of office provisions
The table below sets out the effective dates of the Executive Directors' service contracts.

Executive Director	Effective date of current service contract
Tadeu Marroco	15 May 2023
Soraya Benchikh	1 May 2024*
*Ms Benchikh stepped down from the Board on 26 August 2025. Her service contract was terminated on 31 December 2025.
Copies may be inspected at the Company’s registered office.

British American Tobacco p.l.c. Form 20-F 2025

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
The primary obligations under the contracts which may give rise to remuneration or payments for loss of office are as follows:
–to terminate the contract only on the expiry of 12 months’ written notice or to make a payment in lieu of notice in respect of all, or the unexpired part, of the 12 months’ notice calculated based on: (1) salary at then current base pay; and (2) the cost to the
Company of providing private medical expenses insurance and personal accident insurance (or the Company may, at its option, continue those benefits for the unexpired period of the notice). In determining the value of a payment in lieu of notice the
Company shall not be required to reward failure on the part of the Executive Director and shall have regard to corporate governance standards at the termination date. The Company may, at its reasonable discretion, make the payment in lieu of notice in phased monthly or quarterly instalments and may determine that it should be reduced in accordance with the duty on the part of the Executive Director to mitigate their loss; and
–to continue to pay the Executive Director’s salary and contractual benefits during any garden leave period.
In addition to the contractual rights to a payment on loss of office, the Executive Director may have statutory and/or common law rights to certain additional payments depending on the circumstances of the termination.

Treatment of STI and Deferred Bonus Scheme (DSBS) awards
The following provisions will normally apply:
–In the event of death, disability, injury or ill health, and other circumstances at the Committee’s discretion, any STI in the year of departure is pro-rated based on service and deferred awards under the DSBS will vest upon termination of employment.
–Payments made during a notice period or after cessation may, at the discretion of the Committee, be made in cash only.
–STI amount payable will be determined based on the assessment of the actual full-year performance and paid at the normal time.
–In other circumstances (including resignation and summary dismissal), no STI award will be made and DSBS awards will lapse unless the Committee, in its absolute discretion, decides otherwise.

Treatment of PSP awards
PSP awards will be treated in accordance with the applicable plan rules. The following provisions will normally apply:
–In the event of disability, injury or ill health, and other circumstances at the Committee’s discretion outstanding awards will continue to vest and will ordinarily be reduced pro-rata for time elapsed during the performance period.
–Awards will remain subject to the same vesting period, performance conditions, holding period and malus and clawback provisions, as if the Executive Director had remained in employment.
–The extent to which awards vest will be determined by the Committee taking into account the extent to which the performance conditions have been satisfied.
–In the event of death, the award will vest in full on the date of death.
–In other circumstances (including resignation and summary dismissal): unvested awards will lapse on cessation of employment, unless the Committee, in its absolute discretion, decides otherwise.

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

For a summary of the current Remuneration Policy, see Item 6.B, on page 61.
Payments to past Directors or for loss of office
Ms Benchikh stepped down from the Board on 26 August 2025. Arrangements relating to Ms Benchikh's departure were approved by the Remuneration
Committee and are consistent with the Directors' Remuneration Policy and the relevant incentive plan rules.
Ms Benchikh remained employed for the period from 26 August 2025 to 31 December 2025, and received £296,032 base salary and benefits with a total value of £102,022 (pension, medical and personal accident insurance, and tax advice from the Company’s nominated advisers). A capped contribution of
£30,000 (plus VAT) was made towards legal fees incurred in connection with her departure and she has also received executive outplacement services with a value of £70,000 (plus VAT).
For the period from 1 January 2026 to 23 August 2026 (being the remainder of her 12-month notice period), Ms Benchikh will receive a payment in lieu of notice equivalent to salary (£531,968). Payments will be made in equal monthly instalments, subject to mitigation. Insured benefits (medical insurance and personal accident cover) with a total value of £21,823 will continue to be provided until the end of the notice period. No further Company contributions will be made to Ms Benchikh’s UK Defined Contribution arrangement after 31 December 2025.
In May 2026, Ms Benchikh will also receive the final housing allowance payment (£96,000) and schooling support (£30,000), in line with her contractual entitlements and will continue to be entitled to receive tax advice for 2026 with a value of up to £30,000 (plus VAT) with the Company covering any associated tax liability arising.
Ms Benchikh will receive a pro-rated bonus under the Company’s STI Plan for the 2025 financial year, reflecting her service as an Executive Director during that period. In accordance with the Remuneration Policy, the bonus will be paid wholly in cash, without deferral.
Her outstanding deferred bonus award granted in 2025 over 12,527 shares (in respect of performance in 2024) will be released in line with the original schedule in March 2028, subject to malus and clawback provisions. Ms Benchikh will also retain a pro-rated portion of her long-term incentive awards

British American Tobacco p.l.c. Form 20-F 2025
granted in 2024 and 2025. These awards remain outstanding in respect of 66,285 and 12,582 shares, respectively, and will vest on their respective normal vesting dates, subject to performance assessment, and will be released following a two-year holding period in March 2029 and March 2030, respectively.
Both awards remain subject to malus and clawback provisions. Ms Benchikh retained her outstanding buy-out awards granted in 2024, to be released on the original schedule (23,368 shares having been released in September 2025, and a further 42,550 shares to be released in September 2026). Share awards shall continue to accrue dividend equivalents, in accordance with the terms on which they were granted.
At the termination date, Ms Benchikh held 128 shares under the BAT Share Incentive Plan. In accordance with HMRC-approved rules, 40 shares awarded under the BAT Share Incentive Plan were sold to cover applicable taxes in accordance with HMRC-approved rules. The remaining 92 shares (including an additional 4 shares purchased on 7 January 2026) were transferred to her. She will remain subject to the post-employment shareholding requirement in respect of shares she acquired as an Executive Director until 26 August 2027.
Except as outlined above, no other payments were made to past Directors or in respect of loss of office. For further details related to the Executive
Directors’ compensation see note 30 in Part III - Item 18 Notes on the Accounts.
Board Committees
Audit Committee

Current Members
Darrell Thomas (Chair)
Uta Kemmerich-Keil
Véronique Laury
Audit Committee Terms of Reference
Revised terms of reference for the Audit Committee were introduced with effect from 1 November 2025 to reflect the introduction of Provision 29 of the UK
Corporate Governance Code 2024 (the 2024 Code). For the Committee’s terms of reference see www.bat.com/governance
Audit Committee Role
As set out in its terms of reference, the Audit Committee monitors and reviews:
–integrity of the Group’s financial statements and formal announcements relating to the Company’s performance, considering any significant financial reporting issues, significant judgements and estimates reflected in them, before their submission to the Board;
–consistency of the Group’s accounting policies;
–effectiveness of, and makes recommendations to the Board on, the Group’s risk management and internal control framework. This includes accounting controls, auditing matters, other material controls (including financial, operational, reporting and compliance controls) and business risk management systems. From financial year 2026, this will also include advice to the Board to support its annual declaration of the effectiveness of material controls;
–effectiveness of the Group’s internal audit function;
–independence, performance, effectiveness and objectivity of the Company’s external auditors, makes recommendations to the Board as to their reappointment (or for a tender of audit services where appropriate), and approves their terms of engagement and the level of audit, audit-related and non-
audit fees; and
–assurance activities conducted by the external assurance provider in relation to Group reporting and scope of assurance activities, makes recommendations for their appointment, and approves their terms of engagement and fees.

Attendance at meetings in 20251(a), 2(a)
		Meeting attendance[3,4]
Name	Member since	Attended/ Eligible to attend
Darrell Thomas2(b)	2020	5/5
Uta Kemmerich-Keil1(b), 2(c)	2025	3/4
Véronique Laury	2022	5/5
Holly Keller Koeppel2(b), 2(e)	2017-2025	5/5
Karen Guerra 2(d)	2021-2025	0/0
Notes:
1.Meetings: (a) the Committee held five meetings in 2025. Five meetings of the Committee are scheduled for 2026. Additional meetings are convened on an ad hoc basis as required during the year; (b) Uta
Kemmerich-Keil did not attend the scheduled meeting in April 2025 due to prior commitments.
2.Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the 2024 Code Provisions 10 and 24 and applicable U.S. federal securities laws and NYSE listing standards. The Board has determined each Committee member to meet the financial literacy requirements applicable under NYSE listing standards. Each member of the Committee has recent and relevant financial experience in accordance with the 2024 Code. The Committee has competence in accounting and Committee members as a whole have competence relevant to the sectors the Group operates in as required by the UK Disclosure Guidance and Transparency Rules; (b) Darrell Thomas is, and Holly Keller Koeppel was during 2025, designated as an audit committee financial expert in accordance with applicable U.S. federal securities laws and NYSE listing standards; (c) Uta Kemmerich-Keil joined the Committee on 17 February 2025 on her appointment to the Board; (d) Karen Guerra ceased to be a member of the Committee with effect from 10 February 2025 when she joined the Remuneration Committee; (e) Holly Keller Koeppel ceased to be a member of the Committee with effect from 31 December 2025.
3.The Chief Financial Officer attends all Committee meetings but is not a member. Other Directors may attend by invitation. The Director, Legal and General Counsel, the Group Head of Internal Audit and the
external auditors generally attend all meetings of the Committee.
4.The Committee met alone with the external auditors, and, separately with the Group Head of Internal Audit, at the end of every Committee meeting. The Committee also meets periodically with management.
Key Activities in 2025
Regular work programme includes reviewing:
–the Group’s annual results, half-year results, the application of accounting standards and the external auditors’ reports where results are audited;
–the basis of preparation and accounting judgements, including application of segmental reporting;
–adjusting items, applicable accounting treatments and the use of alternative performance measures;
–the annual programme of assessment of goodwill and intangibles impairment;
–the steps taken to validate the Group’s ‘going concern’ assessment at half-year and year-end;

British American Tobacco p.l.c. Form 20-F 2025
–the Group’s liquidity position, including current facilities and financing needs;
–the assessment of Group viability, taking into account the Group's current position, Principal Risks and associated stress-testing analysis, and steps taken to determine the Group’s viability statement at year-end, prior to review by the Board;
–significant tax matters for the Group, including rate of taxation and external developments that may impact the Group's tax position;
–accounting treatment applicable to post-employment benefits liabilities and assets;
–the internal processes followed for the preparation of the Combined Annual and Sustainability Report 2025 (the Annual Report) and confirming that the processes appropriately facilitated the preparation of an Annual Report that is ‘fair, balanced and understandable’;
–the Group’s external auditors’ year-end audit, including the key audit matters, critical audit matters, assessments of materiality and the Group’s control environment, and assessment of independence of the Group’s external auditors;
–the Group's risk management and internal control framework, including the effectiveness of accounting and other material controls, including financial, operational, reporting and compliance controls;
–risks to the Group, including the Group risk register, prioritisation and categorisation of Group risks, relevant mitigating factors and emerging risks to the
Group;
–oversight of management’s activities to ensure ongoing compliance with the U.S. Sarbanes-Oxley Act of 2002 (SOx) (discussed under Item 15 - Controls and procedures);
–the Company’s status as a Foreign Private Issuer for the purposes of U.S. securities laws;
–regular reports from the Group Head of Internal Audit on internal audits of markets, business units, processes, operations and major change initiatives, management responses to internal audit findings and action plans put in place to address any issues raised;
–progress against the internal audit plan for 2025 and design of the 2026 internal audit plan;
–the Group’s sustainability performance on an annual basis, including performance against the Group’s sustainability targets, the Group’s responsible marketing framework and under-age access prevention activities;
–external assurance activities performed by the independent assurance provider over selected sustainability metrics and related disclosures and review of assurance outcomes with the assurance provider;
–annual and interim reports on the Group’s Delivery with Integrity compliance programme, and monitoring compliance with the SoBC, incident reporting and the effectiveness of Speak Up channels, prior, to review by the Board;
–the outcomes of human rights assessments for countries in which Group companies operate that are identified to have a higher degree of exposure to human rights risks in 2025, including policy compliance, standards, controls and local measures in place to enhance human rights risk management;
–periodic reports from the Group’s Corporate Audit Committee and Regional Audit Committees;
–the annual report from the Group Head of Security on security risks, losses and any instances of fraud arising during the preceding year;
–half-year and year-end reports on the Group’s political contributions; and
–the Committee's effectiveness and any actions for the subsequent year, following the annual review of the Committee's performance.
Remuneration Committee

Remuneration Committee current members
Kandy Anand (Chair)
Karen Guerra
Serpil Timuray
Matthew Wright
Remuneration Committee Terms of Reference
Revised terms of reference for the Remuneration Committee were introduced with effect from 1 November 2025. The Committee’s terms of reference align with the 2024 Code as it applies to the Company from 1 January 2025. For the Committee’s terms of reference see www.bat.com/governance
Remuneration Committee Role
As set out in the Terms of Reference, the Remuneration Committee is responsible for:
–determining and proposing the Directors’ Remuneration Policy (including salary, benefits, performance-based variable rewards and retirement benefits)
for shareholder approval;
–determining, within the terms of the approved Directors’ Remuneration Policy, the specific remuneration packages for the Chair and the Executive
Directors, on appointment, on review and, if appropriate, any compensation payment due on termination of appointment;
–the setting of targets applicable for the Company’s performance-based variable reward schemes and determining achievement against those targets, including consideration of factors relating to any potential adjustments, for example, to reflect changes in the Group’s business context such as restructuring, mergers and acquisitions activity; exercising discretion where appropriate and as provided by the applicable scheme rules and the Directors’ Remuneration Policy;
–reviewing Group workforce remuneration and related policies and the alignment of incentives and rewards with Group culture, taking these into account in setting the remuneration policy for Executive Directors, members of the Management Board and the Company Secretary, providing feedback to the Board on workforce reward, incentives and conditions applicable across the Group, and supporting the Board’s monitoring of the Group’s culture and its alignment with the Group’s purpose, values and strategy;
–setting remuneration for members of the Management Board and the Company Secretary; and
–monitoring and advising the Board on any major changes to the policy on employee benefit structures for the Group.

British American Tobacco p.l.c. Form 20-F 2025

Attendance at meetings in 20252(a)
Name	Member since	Meeting attendance Attended/Eligible to attend[1]
Kandy Anand	2022	8/8
Karen Guerra2(b)	2025	8/8
Serpil Timuray	2023	8/8
Murray S. Kessler2(c)	2023 - 2025	0/1
Matthew Wright2(d)	2025	2/2
Notes:
1.Number of meetings in 2025: The Committee held eight meetings in 2025, four of which were ad hoc. Four meetings of the Committee are scheduled for 2026. Additional meetings are convened on an ad hoc basis as required during the year.
2.Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the 2024 Code Provisions 10 and 32 and applicable NYSE listing standards; (b) Karen Guerra joined the Committee with effect from 10 February 2025; (c) Murray Kessler was unable to attend the scheduled meeting in February 2025 due to prior commitments and he ceased to be a member of the Committee on stepping down from the Board with effect from 17 February 2025; (d) Matthew Wright joined the Committee with effect from 1 November 2025.
Regular work programme 2025
The Remuneration Committee:
–reviewed the Chair's fee from 1 May 2025, taking into account market positioning, the external market environment and the level of salary increases awarded to UK employees;
–reviewed salary for the Chief Executive and the Chief Financial Officer to take effect from 1 April 2025, taking into account market positioning, the external market environment including stakeholder expectations and shareholder perspectives, individual performance and the level of salary increases awarded to UK employees;
–reviewed salaries for members of the Management Board and the Company Secretary from 1 April 2025, taking into account market positioning, the external market environment, individual performance and the level of salary increases awarded to UK employees;
–assessed the achievement against the targets for the 2024 STI award and set the STI targets for 2025 to provide an appropriate degree of stretch within the target ranges to drive performance in alignment with the Group's strategic objectives and shareholder interests;
–reviewed updates on performance against the 2025 STI target measures and for outstanding LTI awards;
–assessed the achievement against the performance conditions for the vesting of the 2022 LTIP award, determined the contingent level of LTI awards for
March 2025 and reviewed the associated performance conditions;
–assessed the achievement against the targets for the 2024 Share Reward Scheme and set the targets for the 2025 award;
–reviewed the Annual Statement and the Annual Report on Remuneration for the year ended 31 December 2024 prior to its approval by the Board and subsequent proposal to shareholders at the Company’s AGM on 16 April 2025;
–reviewed the 2025 AGM voting results relating to remuneration resolutions, market trends in the context of that annual general meeting season and corporate governance developments relating to executive remuneration and wider workforce remuneration in the UK and the U.S.;
–monitored the continued application of the Company’s shareholding guidelines for Executive Directors and members of the Management Board; and
–reviewed the Committee’s effectiveness following the Board and Committees review process.
Other activities in 2025
The Remuneration Committee:
–determined the final Directors’ Remuneration Policy to be proposed to shareholders at the Company’s 2025 AGM, discussed in detail in the Company’s
Annual Report and Form 20-F for 2024, available on bat.com;
–reviewed the rules of the new British American Tobacco Performance Share Plan to be proposed to shareholders at the Company’s 2025 AGM;
–determined the remuneration payable to Soraya Benchikh on stepping down as Chief Financial Officer, applying the Directors’ Remuneration Policy including the exercise of discretion in respect of Ms Benchikh’s retention of her buy-out awards as well as awards granted under the Company’s performance-based variable reward schemes and relevant plan rules;
–reviewed the terms of appointment and associated remuneration, and terms relating to termination of employment, in connection with changes to
Management Board roles during the year;
–assessed various aspects of the Group’s workforce remuneration strategy and alignment with our values and strategic objectives and Executive Directors’
remuneration, with specific focus on variable pay architecture and external market positioning for management grade employees across the Group;
–reviewed the rules of the British American Tobacco Sharesave Scheme to be proposed for renewal to shareholders at the Company’s 2026 AGM;
–reviewed updates on the Group’s employee benefits and wellbeing strategy and initiatives implemented in the year, including initiatives to manage retirement benefits liabilities and de-risking activities;
–reviewed the Group's pay equality data and associated reporting, including UK gender pay reporting for 2024 for applicable UK Group companies prior to publication in March 2025, and voluntary reporting on international gender pay and ethnicity pay; and
–reviewed the provision of advisory support to the Committee.

British American Tobacco p.l.c. Form 20-F 2025
Nominations Committee

Nominations Committee current members
Luc Jobin (Chair)
Kandy Anand
Karen Guerra
Holly Keller Koeppel
Uta Kemmerich-Keil
Véronique Laury
Darrell Thomas
Serpil Timuray
Matthew Wright
Nominations Committee Terms of Reference
Revised terms of reference for the Nominations Committee were introduced with effect from 1 November 2025. The Committee’s terms of reference align with the 2024 Code as it applies to the Company from 1 January 2025. For the Committee’s terms of reference see www.bat.com/governance
Nominations Committee Role
As set out in the Terms of Reference, the Nominations Committee is responsible for:
–reviewing the structure, size and composition of the Board, its Committees and the Management Board on a regular basis to ensure they have an appropriate balance of skills, experience, knowledge and, in relation to the Board, independence;
–overseeing plans and processes for orderly succession for appointments to the Board, its Committees, the Management Board and Company Secretary to
maintain a combination of skills and experience and to ensure progressive refreshing of both Boards;
–making recommendations to the Board on suitable candidates for appointments to the Board, its Committees, the Management Board and Company
Secretary, ensuring that the procedure for those appointments is rigorous, made on merit against objective criteria, and has due regard for the promotion of diversity, inclusion and equal opportunity;
–assessing the time needed to fulfil the roles of Chair, Senior Independent Director and Non-Executive Director, and ensuring Non-Executive Directors have sufficient time to fulfil their duties;
–overseeing the development of a pipeline of diverse, high-performing potential Executive Directors, Management Board members and other senior managers; and
–implementing the Board Inclusion & Diversity Policy (maintained in alignment with the UK Disclosure Guidance and Transparency Rules) and monitoring progress towards the achievement of its objectives.

Attendance at meetings in 20251(a), 2(a)
		Meeting attendance[3]
Name	Member since	Attended/Eligible to attend
Luc Jobin	2017	9/9
Kandy Anand1(b)	2022	8/9
Karen Guerra1(b)	2020	8/9
Holly Keller Koeppel	2017	9/9
Uta Kemmerich-Keil1(b), 2(b)	2025	6/8
Véronique Laury1(b)	2022	7/9
Darrell Thomas1(b)	2020	8/9
Serpil Timuray	2023	9/9
Matthew Wright1(b), 2(c)	2025	1/2
Murray Kessler1(b), 2(d)	2023-2025	0/1
Notes:
1.Number of meetings in 2025: (a) the Committee held nine meetings in 2025, five of which were ad hoc. Four meetings of the Committee are scheduled for 2026. Additional meetings are convened on an ad hoc basis as required; (b) due to prior commitments: Kandy Anand and Karen Guerra did not attend the second ad hoc meeting called at short notice in August 2025; Uta Kemmerich-Keil did not attend the ad hoc meeting in April 2025; Véronique Laury did not attend the ad hoc meeting called at short notice in May 2025 and the second ad hoc meeting called at short notice in August 2025; Darrell Thomas and Matthew
Wright did not attend the ad hoc meeting called at short notice in December 2025; and Murray Kessler did not attend the scheduled meeting in February 2025. Uta Kemmerich-Keil did not attend the scheduled meeting in December 2025 due to illness.
2.Membership: (a) all members of the Committee are independent Non-Executive Directors in accordance with the 2024 Code Provisions 10 and 17 and applicable U.S. federal securities laws and NYSE listing standards; (b)
Uta Kemmerich-Keil joined the Committee on 17 February 2025 on her appointment to the Board; (c) Matthew Wright joined the Committee on 1 November 2025 on his appointment to the Board; (d) Murray Kessler ceased to be a member of the Committee on stepping down from the Board on 17 February 2025.
3.Other attendees: the Chief Executive and the Chief People Officer attend meetings by invitation but not as members.
4.Egon Zehnder Limited is an independent executive search firm, which applies the Standard and Enhanced Codes of Conduct for Executive Search Firms. The firm has no connections with the Company or its
Directors other than in respect of the provision of executive search and consultancy services.
5.Spencer Stuart & Associates Limited is an independent executive search firm, which applies the Standard and Enhanced Codes of Conduct for Executive Search Firms. The firm has no connections with the
Company or its Directors other than in respect of the provision of executive search and consultancy services.

British American Tobacco p.l.c. Form 20-F 2025
Key Activities in 2025

–Succession planning for the role of Chair of the Board.
–Succession planning for the role of Senior Independent Director and recommending to the Board the appointment of Karen Guerra as Senior Independent
Director with effect from conclusion of the 2026 AGM, when Holly Keller Koeppel steps down from the Board.

–Making recommendations to the Board in relation to the transition of the role of Chief Financial Officer and appointment of Javed Iqbal as Interim Chief Financial Officer.
–Succession planning for the role of Chief Financial Officer.
–Making recommendations to the Board to appoint Uta Kemmerich-Keil as a Non-Executive Director and member of the Audit and Nominations
Committees, Matthew Wright as a Non-Executive Director and a member of the Remuneration and Nominations Committees and Karen Guerra as a
member of the Remuneration Committee.

–Ongoing review of the profile, capabilities and experience required of future Non-Executive Directors, taking into account the Group’s strategic objectives and the Directors’ skills matrix, to support future Non-Executive Director succession planning activities.

–Reviewing plans for Management Board restructuring and succession planning and making recommendations to the Board to implement changes to the structure and composition of the Management Board.
–Making recommendations to the Board in relation to Directors’ annual appointment and re-election at the 2026 Annual General Meeting (or election for the first time, as applicable).
–Reviewing Executive Directors' and Management Board members’ annual performance assessments and overseeing the development of a pipeline of potential candidates for Management Board roles.
–Overseeing efforts to promote an inclusive and high-performing culture across the Group as part of the Group’s talent strategy, and progress in building diverse representation in talent pipelines and creating enablers across the global organisation.

Item 6.D - Employees
As at 31 December 2025, the number of persons employed by the Group was 47,797 worldwide. The Group believes that its labour relations are good.
Certain temporary employees are included in the below figures. The number of such temporary employees is approximately 714 in 2025 and largely relates to seasonal workers within operations.
The following table sets forth the number of Group employees by region in 2025, 2024 and 2023.

Region (number of employees worldwide)	As at 31 December
	2025	2024	2023
U.S.	4,496	4,192	3,763
AME	31,073	31,347	30,100
APMEA	12,228	13,450	12,862
Total employees	47,797	48,989	46,725
Note:
1.Included within the employee numbers for AME are certain employees in different locations in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.
Details of the Group’s average employees by region can be found in note 29 in Part III - Item 18 Notes on the Accounts.
In 2025, we entered into a strategic partnership with Accenture – an example of our digital transformation in action. This partnership gives us access to
Accenture’s technology ecosystem, AI solutions and its strategic collaboration with technology companies.
These capabilities will help us to further simplify our processes, accelerate our speed to market, upskill talent and reduce costs over the medium to long-term, utilising Accenture’s global delivery network to complement our existing shared service centre hub locations. Please refer to note 5(a) in Part III - Item 18 Notes on the Accounts.
Also in 2025, as discussed in note 7 in Part III - Item 18 Notes on the Accounts, in 2025, the Group commenced the Fit2Win programme, a structured time-
bound programme to review processes, ways of working including use of data and automation, route to market, overhead costs and organisational design.
The programme will deliver efficiencies and facilitate faster, more agile and effective decision-making.

British American Tobacco p.l.c. Form 20-F 2025
Item 6.E - Share ownership
Directors and Management Board Summary of Directors’ Share Interests

		Outstanding scheme interests 31 Dec 2025[1]
	Ordinary shares held at 31 Dec 2025	Unvested awards subject to performance conditions and continued employment (LTIP, PSP)	Unvested awards subject to continued employment only (DSBS, LTIP in extended vesting period and buyout awards)	Unvested interests (Sharesave)	Total ordinary shares subject to outstanding scheme interests	Total of all interests in ordinary shares at 31 Dec 2025
Executive Directors
Tadeu Marroco[2]	197,613	651,195	182,997	1,192	835,384	1,032,997
Soraya Benchikh[3]	39,204	78,867	78,445	746	158,058	197,262
Chair of the Board
Luc Jobin[4]	90,236				—	90,236
Non-Executive Directors
Kandy Anand[4]	7,585				—	7,585
Karen Guerra	23,400				—	23,400
Holly Keller Koeppel[5]	—				—	—
Uta Kemmerich-Keil (appointed 17/02/2025)	—				—	—
Véronique Laury	1,650				—	1,650
Darrell Thomas[4]	4,600				—	4,600
Serpil Timuray	3,369				—	3,369
Matthew Wright (appointed 01/11/2025)	—				—	—
Murray Kessler (stepped down 17/02/2025)[4,6]	5,000				—	5,000
Changes from 31 December 2025:
–Tadeu Marroco: purchased 4 ordinary shares on 7 January 2026 and 3 ordinary shares on 4 February 2026 under the SIP. In addition, on 4 February 2026 Tadeu Marroco received 33 ordinary shares under the SIP as a result of the quarterly dividend paid to shareholders and 364 ordinary shares, representing dividend equivalents due on outstanding DSBS awards.
–There were no changes in the interests of the Chair and the other Non-Executive Directors.
Notes:
1.On 25 March 2025, Tadeu Marroco received 20,325 shares following the vesting of his 2022 awards under the DSBS. On 1 May 2025, Tadeu Marroco exercised 624 options granted to him under the UK
Sharesave scheme. No other options were exercised by Directors in 2025.
2.Tadeu Marroco: ordinary shares held include 2,528 held by the trustees of the BAT Share Incentive Plan (SIP).
3.Soraya Benchikh: holdings are as at the date she stepped down from the Board (26 August 2025). Ordinary shares held include 112 held by the trustees of the BAT Share Incentive Plan (SIP). The 78,445 figure includes the 2025 DSBS award and the buyout awards granted to Ms Benchikh on her appointment, as referred to at page 242 of the 2024 Annual Report.
4.American Depositary Shares (ADSs): each of the interests in ordinary shares held by Luc Jobin, Kandy Anand, Darrell Thomas and Murray Kessler consists of an equivalent number of BAT ADSs, each of which represents one ordinary share in the Company.
5.Holly Keller Koeppel: at the date of this report, Holly Keller Koeppel, being a former director of Reynolds American Inc. and a participant in the Deferred Compensation Plan for Directors of Reynolds American
(DCP), holds Deferred Stock Units (DSUs) which were granted prior to becoming a Director of BAT. In accordance with an election made by Holly Keller Koeppel in December 2016, a proportion of her DSUs representing her fees as a director of Reynolds American Inc. for 2017 are payable from January 2023 over a period of 10 years, with the remainder of her DSUs (representing her fees as a director of Reynolds
American Inc. in prior years) becoming payable following her cessation as a Director of BAT. Each DSU entitles the holder to receive a cash payment equal to the value of one BAT ADS. The number of DSUs increases on each dividend date by reference to the value of dividends declared on the ADSs underlying the DSUs. Ms Koeppel currently holds 35,816 DSUs (2024: 33,906 DSUs).
6.Murray Kessler: holdings are as of the date of departure (17 February 2025).
Directors and Management Board
No Directors or Management Board Members own more than 1% of the ordinary shares in issue. At 5 February 2026, the Directors and Management Board
collectively held interests (or their calculated equivalents) under the Company share schemes of: 969,322 ordinary shares, 785,150 restricted share units, 2,102,170 performance share units, 9,817 options over ordinary shares (options outstanding are exercisable between 1 May 2026 and 1 November 2029 at option prices ranging from 1,927p to 2,472p, depending on the grant date) and 35,816 deferred share units. For further information on share base payments
(including share options), please refer to note 28 in Part III - Item 18 Notes on the Accounts. See also Item 6.B - Compensation.
Item 7 - Major shareholders and related party transactions
Item 7.A - Major shareholders
Security Ownership of Ordinary Shares
As at 5 February 2026 there were 29,117 record holders of ordinary shares listed on the LSE (including Citibank as the depositary bank for the ADSs) and
2,167,870,213 of such ordinary shares outstanding. As at that date, to BAT’s knowledge, 298 record holders, representing 0.02% of the ordinary shares listed on the LSE, had a registered address in the U.S. As at 5 February 2026, there were 1,069 record holders of ordinary shares listed on the JSE (including PLC
Nominees (Proprietary) Limited as the nominee for the dematerialised ordinary shares listed on the JSE) and 141,768,549 of such ordinary shares outstanding. As at such date, to BAT’s knowledge, 63 record holders, representing 0.13% of the ordinary shares listed on the JSE had a registered address in the U.S. As at 5 February 2026, based on information received from Citibank, there were 7,357 record holders of ADSs and 402,498,428 ADSs outstanding.
As at that date, based on information received from Citibank, 7,300 record holders, representing 99.99% of ADSs representing ordinary shares, had a registered address in the U.S.
Major Shareholders
At 31 December 2025, the Company had received notification of the following interests in voting rights pursuant to section 5.1.2 of the Disclosure and Transparency
Rules (DTRs). Additional notifications of substantial interests received by the Company between 1 January and 5 February 2026 are set out in Note 3 below.

British American Tobacco p.l.c. Form 20-F 2025

Name	Number of voting rights	% of issued voting rights[1]
The Capital Group Companies, Inc.[2,3]	417,273,195	19.15
Spring Mountain Investments Ltd.	61,410,486	2.82
BlackRock, Inc	132,891,526	6.10
Standard Bank Group Limited	74,103,515	3.40
Notes:
1.The percentage of issued share capital as at 31 December 2025, excluding treasury shares.
2.Includes 83,462,006 ordinary shares represented by ADRs.
3.On 23 January 2026, The Capital Group Companies, Inc. notified the Company that, on 22 January 2026, its interest in the Company’s ordinary share capital had decreased to a total of 410,903,888 voting rights, representing 18.87% of the Company’s issued share capital (excluding treasury shares) as at that date.
4.All shares held by the significant shareholders represent the Company's ordinary shares. These significant shareholders have no special voting rights compared with other holders of the Company's ordinary shares.
Significant Shareholding Disclosure
The Company is aware of the following interests from filings by shareholders made under the U.S. Securities Exchange Act of 1934 as at the date of this report:

Holder	Schedule 13G/13D Filing Date[1]	Date of holding	Ordinary shares held	Percentage of ordinary share capital held[2]
Portfolio Services Ltd[3]	16 October 2025	14 October 2025	61,410,486	2.8%
	16 May 2025	15 May 2025	115,474,398	5.3%
	26 January 2024	31 December 2023	234,328,476	10.5%
	8 December 2023	7 December 2023	225,064,318	10.1%
	10 February 2023	31 December 2022	198,285,158	8.9%
BlackRock, Inc.	17 October 2025	30 September 2025	143,266,873	6.5%
	23 April 2025	31 March 2025	120,528,637	5.5%
	22 October 2024	30 September 2024	147,648,482	6.7%
	6 February 2024	31 December 2023	173,760,660	7.8%
	31 January 2023	31 December 2022	172,502,866	7.7%
Capital International Investors, a division of Capital Research and Management Company[4]	13 May 2025	31 March 2025	197,450,039	9.0%
	14 February 2025	31 December 2024	151,516,865	6.9%
	7 February 2024	29 December 2023	120,859,227	5.4%
	13 February 2023	30 December 2022	115,107,720	5.1%
Capital Research Global Investors, a division of Capital Research and Management Company[4]	13 August 2025	30 June 2025	192,380,424	8.8%
	13 February 2025	31 December 2024	155,851,331	7.1%
	7 February 2024	29 December 2023	134,227,673	6.0%
	13 February 2023	30 December 2022	126,794,516	5.7%
Standard Bank of South Africa Ltd[5]	3 September 2025	2 September 2025	4,647,718	0.2%
	8 August 2025	26 August 2025	132,926,664	6.1%
Notes:
1.In addition to the Schedule 13G and 13D filings made with the SEC, in accordance with the DTRs, shareholders must notify the Company if their shareholding reaches, exceeds or falls below 3% of total voting rights and each 1% threshold thereafter. The notifications received by the Company during the past three years to the best of the Company’s knowledge are set out in the notes below.
2.The percentage of issued share capital held is with reference to the number of ordinary shares held by the holder as at the date of the event triggering the relevant Schedule 13G filing. The percentage of the
Company's issue share capital shown excludes treasury shares.
3.Kenneth B. Dart is beneficial owner of all outstanding shares of Portfolio Services Ltd and Spring Mountain Investments Ltd. Spring Mountain Investments Ltd notified the Company on:
– 18 May 2023 that on 16 May 2023 it had a direct interest in 201,404,985 ordinary shares, representing 9.00% of the total voting rights at that date;
– 8 December 2023 that on 7 December 2023 it had a direct interest in 224,329,318 ordinary shares representing 10.03% of the total voting rights at that date;
– 18 December 2023 that on 15 December 2023 it had a direct interest in 231,975,495 ordinary shares representing 10.37% of the total voting rights at that date;
– 26 March 2025 that on 24 March 2025 it had a direct interest in 230,700,705 ordinary shares representing 10.47% of the total voting rights at that date;
– 10 April 2025 that on 8 April 2025 it had a direct interest in 220,113,676 ordinary shares representing 10.00% of the total voting rights at that date;
– 17 April 2025 that on 15 April 2025 it had a direct interest in 202,945,636 ordinary shares representing 9.22% of the total voting rights at that date;
– 22 April 2025 that on 17 April 2025 it had a direct interest in 195,879,636 ordinary shares representing 8.90% of the total voting rights at that date;
– 25 April 2025 that on 23 April 2025 it had a direct interest in 187,072,659 ordinary shares representing 8.50% of the total voting rights at that date;
– 2 May 2025 that on 30 April 2025 it had a direct interest in 174,497,951 ordinary shares representing 7.93% of the total voting rights at that date;
– 8 May 2025 that on 6 May 2025 it had a direct interest in 160,272,849 ordinary shares representing 7.29% of the total voting rights at that date;
– 9 May 2025 that on 7 May 2025 it had a direct interest in 153,351,011 ordinary shares representing 6.97% of the total voting rights at that date;
– 16 May 2025 that on 15 May 2025 it had a direct interest in 115,474,398 ordinary shares representing 5.25% of the total voting rights at that date;
– 29 September 2025 that on 25 September 2025 it had a direct interest in 108,966,148 ordinary shares representing 4.98% of the total voting rights at that date;
– 10 October 2025 that on 8 October 2025 it had a direct interest in 86,395,586 ordinary shares representing 3.95% of the total voting rights at that date; and
– 16 October 2025 that on 14 October 2025 it had a direct interest in 61,410,486 ordinary shares representing 2.81% of the total voting rights at that date.
4.The notifications regarding the holdings by The Capital Group Companies, Inc., listed below, indicate that Capital Research and Management Company is part of a chain of controlled undertakings with The
Capital Group Companies, Inc. The Capital Group Companies, Inc. notified the Company on:
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
– 7 February 2025 that, on 6 February 2025, it had an indirect interest in 355,299,930 ordinary shares, representing 16.10% of the total voting rights at that date;
– 6 March 2025 that, on 5 March 2025, it had an indirect interest in 375,105,434 ordinary shares, representing 17.02% of the total voting rights at that date;

British American Tobacco p.l.c. Form 20-F 2025
– 6 June 2025 that, on 5 June 2025, it had an indirect interest in 397,019,255 ordinary shares, representing 18.07% of the total voting rights at that date; and
– 10 July 2025 that, on 9 July 2025, it had an indirect interest in 417,273,195 ordinary shares, representing 19.01% of the total voting rights at that date.
5.The Schedule 13D filing by Standard Bank of South Africa Ltd, listed above, indicates that SBG Securities (Pty) Ltd is a subsidiary of the Standard Bank Group. Standard Bank Group Limited notified the
Company on 31 January 2025 that on 29 January 2025 it had a direct interest in 74,103,515 ordinary shares, representing 3.35% of the total voting rights at that date.
6.All shares held by the significant shareholders represent the Company's ordinary shares. These significant shareholders have no special voting rights compared with other holders of the Company's ordinary shares.
To the extent known by BAT, BAT is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person, severally or jointly. BAT is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Group.
Item 7.B - Related party transactions
Please refer to note 30 in Part III - Item 18 Notes on the Accounts for more details on related party transactions.
Item 8 - Financial Statements
Item 8.A - Consolidated statements and other financial information
Please refer to Part III - Item 18 - Financial Statements in the Notes on the Accounts for our consolidated financial statements and report of our independent registered public accounting firm, including note 31 in Part III - Item 18 Notes on the Accounts, and Item 3.D (Risk Factors-Legal, Regulatory and
Compliance Risks).
Dividends and Dividend Policy
The Group pays its dividends to shareholders over four quarterly interim dividends. Quarterly dividends provide shareholders with a more regular flow of dividend income and allow the Company to spread its substantial dividend payments more evenly over the year, aligning better with the cash flow generation of the Group and so enable the Company to fund the payments more efficiently. The Board seeks to reward shareholders with a progressive dividend, which is to pay dividends of 65% of long-term sustainable earnings calculated with reference to adjusted diluted earnings per share, as defined on page 46, and reconciled from earnings per share in note 11 in Part III - Item 18 Notes on the Accounts.
The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to ADS holders, each on the applicable record dates.
Dividends are declared and payable in sterling except for those shareholders on the branch register in South Africa, where dividends are payable in rand, in line with the requirements of the JSE. The equivalent dividends receivable by holders of ADSs in US dollars are calculated based on the exchange rate on the applicable payment date.
Item 9 - The Offer and listing
Item 9.A - Offer and listing details
Share Prices and Listing
Stock Market Listings
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
Item 9.C - Markets
Please refer to Item 9.A above.
Item 10 - Additional information
Item 10.B - Memorandum and Articles of Association
The Company is a public limited company incorporated under the name of British American Tobacco p.l.c. and is registered in England and Wales under registered number 3407696. Under the UK Companies Act 2006 (the UK Companies Act), the Company’s objects are unrestricted. The following descriptions summarise certain provisions of the Company’s current Articles of Association (the Articles) (as adopted by special resolution at the AGM on 19
April 2023), applicable English and Welsh law and the UK Companies Act. Please refer to Exhibit 1 for the Articles. Copies of the Articles are also available on bat.com. The Articles may be altered or added to, or completely new articles may be adopted, by a special resolution of the shareholders of the Company, subject to the provisions of the UK Companies Act.

British American Tobacco p.l.c. Form 20-F 2025

Share capital – structure
Ordinary shares
–all of the Company’s ordinary shares are fully paid
–no further contribution of capital may be required by the Company from the holders of such shares
Alteration of share capital – the Company by ordinary resolution may:
–consolidate and divide all or any of its shares into shares of a larger nominal amount than its existing shares
–divide or sub-divide any of its shares into shares of a smaller nominal amount than its existing shares
–determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others
Alteration of share capital – the Company, subject to the provisions of the UK Companies Act, may:
–reduce its share capital, its capital redemption reserve and any share premium account in any way
–purchase its own shares, including redeemable shares, and may hold such shares as treasury shares or cancel them
Dividend rights
–shareholders may, by ordinary resolution, declare dividends but not in excess of the amount recommended by the Directors
–the Directors may pay interim dividends out of distributable profits
–no dividend shall be paid otherwise than out of the profits available for distribution as specified under the provisions of the UK Companies Act
Share capital – structure continued
–the Directors may, with the authority of an ordinary resolution of the shareholders, pay scrip dividends or satisfy the payment of a dividend by the distribution of specific assets
–unclaimed dividends for a period of 12 years shall be forfeited and cease to be owed by the Company
–specific provisions enable the Directors to elect to pay dividends by bank or electronic transfer only

Share capital
Voting at general meetings
–at a general meeting which has been convened as a hybrid meeting, on a poll, or otherwise by a show of hands, unless a poll is demanded
–on a poll, every shareholder who is present in person or by proxy has one vote for every share held by the shareholder
–on a show of hands, every shareholder who is present in person has one vote regardless of the number of shares held by that shareholder
–every proxy appointed by a shareholder and present at a general meeting has one vote except that if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others
(and wishes to use that discretion to vote in the other way), they have one vote for and one vote against the resolution

–a shareholder (or their duly appointed proxy) entitled to more than one vote need not use all their votes or cast all the votes they use in the same way
–a poll may be demanded by any of the following:
–the Chair of the meeting;
–the majority of the Directors present at the meeting;
–not less than five shareholders having the right to vote at the meeting;
–a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting
(excluding any voting rights attached to treasury shares); or
–a shareholder or shareholders holding shares which confer a right to vote on the resolution at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any voting rights attached to treasury shares)

Matters transacted at general meetings
–ordinary resolutions can include resolutions for the appointment, reappointment and removal of Directors, the receiving of the Annual Report, the declaration of final dividends, the appointment and reappointment of the external auditor, the authority for the Company to purchase its own shares and the grant of authority to allot shares

–an ordinary resolution is passed when a simple majority of the votes cast at a meeting at which there is a quorum vote in favour of the resolution
–special resolutions can include resolutions amending the Company’s Articles and resolutions relating to certain matters concerning a winding‑up of the Company
–a special resolution is passed when not less than three-quarters of the votes cast at a meeting at which there is a quorum vote in favour of the resolution
–quorum for a meeting of the Company is a minimum of two shareholders present in person or by proxy or by a duly authorised representative(s) of a corporation which is a shareholder and entitled to vote

–voting record date: the Company may specify a time not more than 48 hours before the time of the meeting (excluding any part of a day that is not a working day) by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting

–postponement of a meeting: the Directors may postpone the time at which the meeting is held and/or change the place(s) of a meeting any number of times before the meeting is held
–form of general meetings: the Directors may decide in relation to any general meeting (including a postponed or adjourned meeting) whether it is to be held as a physical meeting or a hybrid meeting, and may make such arrangements as they may decide in connection with the facilities for participation by electronic means (but may not convene a purely electronic meeting)

British American Tobacco p.l.c. Form 20-F 2025

Share capital – pre-emptive rights and new issues of shares
–holders of ordinary shares have no pre-emptive rights under the Articles – the ability of the Directors to cause the Company to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted

–under the UK Companies Act, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s articles of association or given by its shareholders in a general meeting, but which in either event cannot last for more than five years

–under the UK Companies Act, a company may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders

Restrictions on transfers of shares
–Directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid, provided that such a refusal would not prevent dealings in shares in certificated form which are not fully paid from taking place on an open and proper basis

–the Directors may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer:(a) is lodged, duly stamped, and is deposited at the registered office of the Company or such other place as the Directors may appoint and is accompanied by a certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; (b) is in respect of only one class of share; and (c) is in favour of not more than four transferees

–for uncertificated shares, transfers shall be registered only in accordance with the terms of the Uncertificated Securities Regulations 2001 so that
Directors may refuse to register a transfer which would require shares to be held jointly by more than four persons

–if the Directors refuse to register a share transfer, they must give the transferee notice of this refusal as soon as practicable and in any event within two months of the instrument of transfer being lodged with the Company

Repurchase of shares
–subject to authorisation by shareholder resolution, the Company may purchase its own shares in accordance with the UK Companies Act
–any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of the Company’s issued share capital

Directors
Appointment and retirement
–a Board of Directors of not fewer than five Directors and not subject to any maximum (unless otherwise determined by ordinary resolution of shareholders)
–Directors and the Company (by ordinary resolution) may appoint a person who is willing to act as a Director
–all Directors must retire from office at each annual general meeting (AGM) and seek re-election, except any Director appointed by the Board after notice of that AGM has been given and before the AGM has been held. All of the Directors of the Company will be subject to re-election at the forthcoming
AGM to be held on 15 April 2026 in accordance with the Articles

–fees for Non-Executive Directors and the Chair are determined by the Directors but cannot currently exceed in aggregate an annual sum of £2,500,000, unless determined otherwise by ordinary resolution of the shareholders. This is subject to the provision that any Director who holds any other office in the
Company (including for this purpose, the office of Chair of the Board), serves on any Committee of the Board, or performs services that the Directors consider go beyond the ordinary duties of a Director may be paid such additional remuneration as the Directors may determine

–the remuneration of the Executive Directors is determined by the Remuneration Committee, which comprises independent Non‑Executive Directors
Disclosure of interests
–the Articles require disclosure, subject to certain limited exceptions, of Directors’ interests in transactions that may result in a conflict of interest, including those which may arise as a result of the Director’s office or employment or persons connected with such Director, and identify procedures to resolve such conflicts of interest

Meetings and voting
–the quorum for a meeting of Directors is two Directors
–the Directors may delegate any of their powers to a person or a committee
–the Articles place a general prohibition on a Director voting at a Board meeting on any matter in which they have an interest other than by virtue of their interest in shares in the Company
–the Articles restrict a Director’s ability to vote on any resolution concerning a matter in which such Director has a material interest, unless such Director’s interest arises only because the resolution relates to the giving of guarantees; the provision of indemnities; insurance proposals; retirement benefits; and
other specified transactions or arrangements with a company in which the Director may have an indirect interest

Borrowing and other powers
–the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital
–the Directors may also issue debentures, debenture stock and other securities

British American Tobacco p.l.c. Form 20-F 2025

Additional disclosures
Disclosure of ownership of shares
–there are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation

Director retirement
–there is no requirement for a Director to retire on reaching any age
Sinking funds
–there is no sinking fund provision in the Articles applicable to the Company’s ordinary shares
Limitations on voting and shareholding
–there are no limitations under the Articles restricting the right of non-resident or foreign owners to hold or vote in relation to ordinary shares in the Company
Distribution of assets on a winding up
–if the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members
–the liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability

Anti-takeover devices and change of control
–there are no provisions in the Articles that would have the effect of delaying, deferring or preventing a takeover, or change of control, of the Company
–under English law, the Company’s Directors have a fiduciary duty to take only those actions that are in the interests of the Company and any anti-
takeover devices employed by the Directors in the future, if any, must accordingly be in the interests of the Company
–the Company is also subject to the City Code on Takeovers and Mergers (the “City Code”), which governs the conduct of mergers and takeovers in the
UK. Any takeover of the Company would have to be in accordance with the City Code

Item 10.C - Material contracts
The Master Settlement Agreement & State Settlement Agreements
In 1998, the major U.S. cigarette manufacturers (including R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of Reynolds American) entered into the Master Settlement Agreement (MSA) with attorneys general representing most U.S. states and territories. The
MSA imposes a perpetual stream of future payment obligations on the major U.S. cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, among other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year). Since 1998, R.J. Reynolds Tobacco Company has entered into a number of settlement agreements with various other tobacco manufacturers, various states, the District of Columbia and the Puerto Rico relating to Non-Participating Manufacturer (NPM) Adjustment claims.
During 2012, R.J. Reynolds Tobacco Company, various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached a final agreement related to Reynolds American’s 2003 MSA activities, and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds
Tobacco Company has received credits of more than US$1 billion in respect of its NPM Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the company’s MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds
Tobacco Company received US$170 million in credits, which have been applied over a five-year period from 2014. During 2015, another state agreed to settle
NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds Tobacco Company received US$285 million in credits, which have been applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds Tobacco Company received US$61 million in credits, which have been applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through
2022, subject to certain conditions. R.J. Reynolds Tobacco Company received US$182 million in credits for settled periods through 2017, which have been applied over a five-year period from 2018. Also in 2018, a 10th additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. R.J. Reynolds Tobacco Company received US$205 million in credits for settled periods through 2017, which have been applied over a five-year period from 2019. In the first quarter of 2020, certain conditions set forth in the 2018 agreements were met for those 10 states. In addition, in
August 2020, 24 states, the District of Columbia and Puerto Rico agreed to settle NPM disputes related to claims for the period 2018 to 2022. In 2022, an additional state settled NPM disputes related to claims for the period 2005 to 2028. It is estimated that R.J. Reynolds Tobacco Company will receive US$130 million in credits for settled periods through 2018, which will be applied over a five-year period from 2022. In 2023, an additional state settled NPM disputes related to claims for the period 2005 to 2029. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$29 million for settled periods through 2018, which will be applied over a five-year period from 2024. In the first quarter of 2024, an additional state settled NPM disputes related to claims for the period 2005 to 2031. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$11 million for settled periods through 2018, which will be applied over a five-year period from 2024. In the third quarter of 2024, an additional state settled NPM disputes related to claims for the period 2005 to
2011. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$69 million for settled periods through 2011, which will be applied over a five-year period from 2026. In the second quarter of 2025, an additional state settled NPM disputes related to claims for the period 2005 through 2031. It is estimated that R.J. Reynolds Tobacco Company will receive a credit of US$99 million for settled periods through 2019, which will be applied over a five-year period from 2025. In the fourth quarter of 2025, 39 states agreed to settle NPM disputes related to claims for the period 2025 through 2027. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.
The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively “State Settlement Agreements”). Reynolds American Inc.'s operating subsidiaries' expenses and payments under the MSA and the State Settlement Agreements for 2025 amounted to US$2,037 million in respect of settlement expenses and US$2,140 million in respect of settlement cash payments; for 2024 amounted to US$2,160 million in respect of settlement expenses and US$2,535 million in respect of settlement cash payments; for 2023 amounted to US$2,516 million in respect of settlement expenses and US$2,874 million in respect of settlement cash payments; for 2022 amounted to US$2,951 million in respect of settlement expenses and US$3,129 million in respect of settlement cash payments; for 2021 amounted to US$3,420 million in respect of settlement expenses and US$3,744 million in respect of settlement cash payments; for 2020 amounted to
US$3,572 million in respect of settlement expenses and US$2,848 million in respect of settlement cash payments; and for 2019 amounted to US$2,762 million in respect of settlement expenses and US$2,918 million in respect of settlement cash payments.
R.J. Reynolds Tobacco Company divested certain brands to Imperial Tobacco Group (ITG) in 2015. In 2020, R.J. Reynolds Tobacco Company recognised additional expenses, included above, under the State Settlement Agreements in the states of Mississippi, Florida, Texas and Minnesota related to these divested

British American Tobacco p.l.c. Form 20-F 2025
brands. R.J. Reynolds Tobacco Company recognised US$241 million of expense for payment obligations to the state of Florida for the ITG acquired brands from the date of divestiture, 12 June 2015, as a result of an unfavourable judgment. In addition, R.J. Reynolds Tobacco Company recognised US$264 million related to the resolution of claims against it in the states of Texas, Minnesota and Mississippi for payment obligations to those states for the ITG acquired brands from the date of divestiture. R.J. Reynolds Tobacco Company settled certain related claims with Phillip Morris USA under the State Settlement Agreements in the states of
Mississippi, Texas and Minnesota for US$8 million. In June 2022, R.J. Reynolds Tobacco Company settled PM USA's claims relating to the calculation of the base-year net operating profits for the ITG acquired brands for US$37 million. In 2025, R.J. Reynolds Tobacco Company recognised US$44 million in additional expenses related to a settlement with the State of Mississippi resolving prior operating profit disputes. In December 2025, the Delaware Supreme Court affirmed a lower court’s judgment awarding Reynolds American and R.J. Reynolds Tobacco Company approximately US$370 million for prior settlement payments with interest. No amounts associated with this judgment have been recognised at this time and none will be recognised until receipt of the judgment award becomes virtually certain.
Fourth Amended and Restated Court-Appointed Mediator’s and Monitor’s CCAA Plan of Compromise and Arrangement
On 1 March 2019, a judgment was rendered by the Québec Court of Appeal in two Québec class actions awarding damages and interest against Imperial Tobacco
Canada Limited (Imperial) and the Canadian subsidiaries of Philip Morris International Inc. (PMI) and Japan Tobacco International (JTI) in the amount of
CAD$15.6 billion (£8.7 billion), most of which was on a joint and several basis, of which Imperial’s share was CAD$10.4 billion (£5.8 billion) (the Quebec Case).
At that time, there were numerous other proceedings and claims that were pending in a number of Canadian jurisdictions against the tobacco industry. These proceedings included claims for economic losses arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by the various provincial governments) and numerous other claims for personal injury and economic losses relating to smoking (both class actions and individual cases), seeking to recover hundreds of billions of Canadian dollars.
JTI-MacDonald Corp ((JTIM) a subsidiary of JTI and a co-defendant in the cases) filed for creditor protection under the Companies’ Creditors Arrangement Act
(the CCAA) on 8 March 2019. On 12 March 2019, Imperial and Imperial Tobacco Company Limited (together with Imperial, ITCAN) filed for creditor protection under the CCAA. In seeking protection under the CCAA, ITCAN was looking to resolve not only the Quebec Case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course. On 22 March 2019, Rothmans, Benson & Hedges Inc. ((RBH) a
subsidiary of PMI) also filed for CCAA protection. The need for a mediation process to resolve all the outstanding litigation across the country was recognised. The
Hon. Warren Winkler (the retired Chief Justice of Ontario) was appointed as a mediator in all three filings to ensure that the disparate creditor groups and interests could be managed in an efficient and confidential manner, leading to a comprehensive and industry-wide resolution.
On 6 March 2025, the Ontario Superior Court of Justice (the Court) sanctioned the court-appointed mediator’s and monitor’s plan of compromise and arrangement for ITCAN to resolve all outstanding tobacco litigation in Canada. Substantially similar plans were sanctioned by the Court for RBH and JTIM (collectively, the
Approved Plans). The Approved Plans (as they were amended on 27 August 2025) were implemented on 29 August 2025 and resolve all Canadian tobacco litigation and provide a full and comprehensive release to the defendants and their related companies, including ITCAN, BAT p.l.c. and all related Group companies for all past, present and future tobacco claims in Canada.
Under the Approved Plans, ITCAN, RBH and JTIM (collectively, the Companies) are required to pay an aggregate settlement amount of CAD$32.5 billion
(approximately £17.6 billion). This amount is to be funded by:
–an upfront payment equal to all the Companies’ cash and cash equivalents that was on hand as of 31 July 2025 (including investments held at fair value) plus certain court deposits (subject to an aggregate industry holdback of CAD$750 million (£407 million) allocated in March 2025 to RBH) plus 85% of any cash tax refunds that may be received by the Companies on account of the upfront payments; and
–annual payments based on a percentage (initially 85%, reducing over time) of each of the Companies’ net income after taxes, based on amounts generated from all sources, excluding New Categories, until the aggregate settlement amount is paid.
By the end of 2025, ITCAN had paid CAD$5.5 billion (£3.0 billion) in respect of its upfront payment obligation, which included an escrow payment made between December 2015 and June 2017 of CAD$758 million (£411 million) and payments during the second half of 2025 of CAD$4.8 billion (£2.6 billion).
In addition, ITCAN’s payment obligation based on the period from 1 August 2025 to 31 December 2025 is currently estimated to amount to CAD$156 million (approximately £85 million) and will be due on 30 July 2026.
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

British American Tobacco p.l.c. Form 20-F 2025
Significant agreements with Change of Control Provisions

Nature of agreement	Key provisions
The revolving credit facilities agreement, effective 6 November 2025, entered into between the Company, B.A.T. International Finance p.l.c.,
B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation (as
borrowers and, in the case of the Company, as a guarantor) and HSBC
Bank plc (as agent) and certain financial institutions (as lenders), pursuant to which the lenders have agreed to make available to the borrowers
£5.0 billion for general corporate purposes (the Facility).

–should a borrower (other than the Company) cease to be a direct or indirect subsidiary of the Company, such borrower shall immediately repay any outstanding advances made to it and shall cease to be a borrower under the
Facility; and
–where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under the Facility to be repaid.

During 2025, the Group arranged, extended and/or renewed short-term bilateral facilities with core relationship banks for a total amount of £2.7 billion. B.A.T. International Finance p.l.c. is the borrower under these facilities and the Company is the guarantor. As at 31 December 2025, nil was drawn on a short-term basis.

–should the borrower cease to be a direct or indirect subsidiary of the
Company, the borrower shall immediately repay any outstanding advances made to it under these facilities; and
–where there is a change of control in respect of the Company, the lenders can require all amounts outstanding under these facilities to be repaid.

On 25 July 2017, the Company acceded as a guarantor under the indenture of its indirect, wholly-owned subsidiary Reynolds American Inc. The securities issued under the indenture include approximately US$4.6 billion aggregate principal amount of unsecured Reynolds American Inc. debt securities.

–with respect to each series of debt securities issued under the indenture, upon a change of control event, combined with a credit ratings downgrade of the series to below investment-grade level (such downgrade occurring on any date from the date of the public notice of an arrangement that could result in a change of control event until the end of the 60-day period following public notice of the occurrence of a change of control event),
Reynolds American Inc. is obligated to make an offer to repurchase all debt securities from each holder of debt securities. As a guarantor under the indenture, the Company guarantees such payments.

Rules for the awards under the long-term incentive plans 2007 and 2016
(“LTIPs”), Performance Share Plan (“PSP”), Restricted Share Plan
(“RSP"), 2019 Deferred Annual Share Bonus Scheme ("DSBS") and
2016 Sharesave Scheme ("Sharesave").

–in the event of a change of control of the Company as a result of a takeover, reconstruction or winding-up of the Company (not being an internal reorganisation), LTIP, PSP, RSP, DSBS and Sharesave awards will vest
(and in the case of an option, become exercisable for a limited period) in accordance with the applicable plan rules. The LTIP and PSP awards will vest based on the period of time that has elapsed during the relevant performance period(s) and the achievement of the performance conditions measured at the end of the most recent quarter or (in the case of LTIPs granted under the 2007 plan) on the date the awards vests by the
Remuneration Committee using such information it considers to be appropriate. The RSP awards will vest based on the time elapsed since the grant date of the award, the DSBS awards will vest in full and Sharesave awards will vest to the extent of each participant’s savings at exercise; and
–the rules of the LTIPs, PSP, RSP, DSBS and Sharesave allow (as an alternative to early release) participants, if permitted, to exchange their existing awards for new awards of shares in the acquiring company on a comparable basis.

Item 10.D - Exchange Controls
There are currently no UK foreign exchange controls or restrictions on remittance of dividends on the ordinary shares other than restrictions applicable to certain countries and persons subject to UK economic sanctions.
Item 10.E - Taxation
Shareholder Taxation Information
The following discussion summarises material U.S. federal income tax consequences and UK taxation consequences to U.S. holders of owning and disposing of ordinary shares or ADSs, this information is accurate as at 9 February 2026. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the U.S.
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
–a bank or other financial institution;
–a tax-exempt organisation;
–an S corporation or other pass-through entity and an investor therein;
–an insurance company;
–a mutual fund;
–a regulated investment company or real estate investment trust;

British American Tobacco p.l.c. Form 20-F 2025
–a dealer or broker in stocks and securities, or currencies;
–a trader in securities that elects mark-to-market treatment;
–a U.S. holder subject to the alternative minimum tax provisions of the U.S. Tax Code;
–a U.S. holder that received ordinary shares or ADSs through the exercise of an employee stock option, pursuant to a tax qualified retirement plan or otherwise as compensation;
–a U.S. holder that is a tax-qualified retirement plan or a participant or a beneficiary under such a plan;
–a person that is not a U.S. holder (as defined below);
–a person that has a functional currency other than the US dollar;
–a person required to recognise any item of gross income as a result of such income being recognised on an applicable financial statement;
–a U.S. holder of ordinary shares or ADSs that holds such equity interest as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;
–a U.S. holder that owns (directly, indirectly or constructively) 10% or more of ordinary shares or ADSs by vote or by value; or
–a U.S. expatriate.
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
For purposes of this discussion, the term U.S. holder means a beneficial owner of ordinary shares or ADSs (as the case may be) that:
–is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any state thereof or the District of
Columbia; (iii) a trust if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorised to control all substantial decisions of the trust or it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source; and
–is not resident in the UK for UK tax purposes.
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

British American Tobacco p.l.c. Form 20-F 2025
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
Taxation of capital gains
Upon a sale, exchange or other taxable disposition of ordinary shares or ADSs, a U.S. holder will generally recognise capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the U.S. holder’s adjusted tax basis in the ordinary shares or ADSs as determined in US dollars. Such gain or loss generally will be U.S. source gain or loss, and will be long-
term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Certain non-corporate U.S. holders may be eligible for preferential rates of U.S. federal income tax in respect of net long-term capital gains. The deductibility of capital losses is subject to limitations.
The amount realised on a sale, exchange or other taxable disposition of ordinary shares for an amount in foreign currency will be the US dollar value of that amount on the date of sale or disposition. On the settlement date, the U.S. holder will recognise U.S. source foreign currency exchange gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale, exchange or other disposition and the settlement date. However, in the case of ordinary shares traded on an established securities market that are sold by a cash-basis U.S. holder (or an accrual-basis U.S. holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no foreign currency exchange gain or loss will be recognised at that time.
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

British American Tobacco p.l.c. Form 20-F 2025
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
Item 10.H - Documents on display
The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the Company files its Form 20-F and other documents with the SEC. BAT’s SEC filings are available to the public at the SEC’s website, www.sec.gov. The Company’s Form 20-F is also available on the Company’s website, http://www.bat.com. The information on our website is not incorporated by reference into this Form 20-F.
Item 10.J - Annual Report to security holders
The Registrant intends to submit the Annual Report to security holders in electronic format on 13 February 2026, in accordance with the Edgar Filer
Manual.
Item 11 - Quantitative and qualitative disclosures about market risk
For quantitative and qualitative disclosures about market risk, please refer to note 26 in Part III - Item 18 Notes on the Accounts.
Item 12 - Description of securities other than equity securities
Item 12.D - American Depositary Shares
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

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of shares described below)	Up to US$0.05 per ADS issued[1]
Cancellation of ADSs	Up to US$0.05 per ADS surrendered[1]
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$0.05 per ADS held[2]
Distribution of ADSs pursuant to: (1) stock dividends or other free stock distributions; or (2) exercise of rights to purchase additional BAT ADSs	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spinoff shares)	Up to US$0.05 per ADS held
Depositary bank services	Up to US$0.05 per ADS held
Notes:

British American Tobacco p.l.c. Form 20-F 2025
1.Under the terms of a separate agreement between BAT and the Depositary, the Depositary has agreed to waive the fees that would otherwise be payable in connection with the issuance of ADSs upon deposit of ordinary shares and the cancellation of ADSs and corresponding withdrawal of ordinary shares, in each case by BAT or any of its affiliates, officers, directors or employees. The terms of this separate agreement may be amended at any time by BAT and the Depositary.
2.Under the Restated Deposit Agreement, cash dividends paid in respect of ADSs are subject to a fee of up to US$0.05 per ADS payable to the Depositary. Currently, under the terms of the Letter Agreement, such dividends are subject to a fee of up to US$0.04 per ADR per year (a fee of US$0.01 per dividend based on the distribution of four quarterly cash dividends per year). Under the Letter Agreement, the dividend fee may not be varied by the Depositary without the consent of BAT.
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
Fees and Payments Made by the Depositary to BAT
Under the terms of the contractual arrangements set out in the separate agreement between BAT and the Depositary referred to above, BAT received a total of approximately US$15.6 million from the Depositary, comprising fees charged in respect of dividends and a contribution to BAT’s ADS programme administration costs for the year ended 31 December 2025.
In 2025, these programme administration costs principally included those associated with AGM proxy mailings, exchange listing and regulatory fees, foreign private issuer analysis, legal fees, share registration fees and other expenses incurred by BAT in relation to the ADS programme. Under these contractual arrangements, the Depositary has also agreed to waive certain standard fees associated with the administration of the ADS programme.
All enquiries regarding ADS holder accounts and payment of dividends should be addressed to:
Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island 02940-3077, U.S.
Tel: +1 888 895 2025 (toll-free) or +1 781 575 4555
Email: Citibank@shareholders-online.com
Website: www.citi.com/dr

British American Tobacco p.l.c. Form 20-F 2025
Part II
Item 15 - Controls and procedures
Disclosure controls and procedures
The Group maintains ‘disclosure controls and procedures’ (as such term is defined in Exchange Act Rule 13a-15(e)), that are designed to ensure that information required to be disclosed in reports the Group files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to Management, including the Chief
Executive and the Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
In designing and evaluating our disclosure controls and procedures, our Management, including the Chief Executive and the Interim Chief Financial Officer,
recognise that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected. The Group’s disclosure controls and procedures have been designed to meet, and Management believes that they meet, reasonable assurance standards.
Management, with the participation of the Chief Executive and the Interim Chief Financial Officer, has evaluated the effectiveness of the Group disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this Form 20-F. Based on that evaluation, the Chief
Executive and the Interim Chief Financial Officer have concluded that the Group disclosure controls and procedures were effective at a reasonable assurance level.
Management’s report on internal control over financial reporting
Management, under the oversight of the Chief Executive and the Interim Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting consists of processes which are designed to:
provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group’s financial statements for external reporting purposes in accordance with IFRS as issued by the IASB; provide reasonable assurance that receipts and expenditure are made only in accordance with the authorisation of Management; and provide reasonable assurance regarding the prevention or timely detection of any unauthorised acquisition, use or disposal of assets that could have a material effect on the consolidated financial statements.
As required by Section 404 of the Sarbanes-Oxley Act of 2002, Management has assessed the effectiveness of the internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) based on the updated Internal Control‑Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) (2013). Based on that assessment, Management has determined that the Group’s internal control over financial reporting was effective as at 31 December 2025.
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
Attestation report of the registered public accounting firm
KPMG LLP, an independent registered public accounting firm, who also audits the Group’s consolidated financial statements, has audited the effectiveness of the Group’s internal control over financial reporting as at 31 December 2025, the attestation report in respect of which is included in this document.
Changes in internal control over financial reporting
During the period covered by this report, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.
Item 16A - Audit committee financial expert
All members of the Audit Committee are independent Non-Executive Directors in accordance with the 2024 Code Provisions 10 and 24 and applicable U.S.
federal securities laws and NYSE listing standards.
During the period covered by the report, Darrell Thomas is and Holly Keller Koeppel was, designated by the Board as an audit committee financial expert in accordance with applicable U.S. federal securities laws and NYSE listing standards.
Item 16B - Code of ethics
The NYSE rules require U.S. companies to adopt and disclose a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Group Standards of Business Conduct (the SoBC) apply to all employees in the
Group, including senior Management and the Board, and satisfy the NYSE requirements. All Group companies have adopted the SoBC (or localised versions). The SoBC also set out the Group’s whistleblowing policy, enabling employees, in confidence and anonymously, to raise concerns without fear of reprisal, including concerns regarding questionable accounting or auditing matters. The SoBC is available at bat.com/sobc.
The Company has also adopted a code of ethics for its Chief Executive, Finance Director (current title: Chief Financial Officer), Group Financial Controller and Group Chief Accountant as required by the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules issued by the SEC. No waivers or exceptions to the Code of Ethics were granted in 2025. The Code of Ethics includes requirements in relation to confidentiality, conflicts of interest and corporate opportunities, and obligations for those senior financial officers to act with honesty and integrity in the performance of their duties and to promote

British American Tobacco p.l.c. Form 20-F 2025
full, fair, accurate, timely and understandable disclosures in all reports and other documents submitted to the SEC, the UK Financial Conduct Authority, and
any other regulatory agency. For further details regarding the Code of Ethics, please refer to the Exhibit 11.1 on Item 19.
The Company considers that these codes and policies address the matters specified in the NYSE rules for U.S. companies.
Item 16C - Principal Accountant Fees and Services
A breakdown of audit, audit-related, tax services and non-audit fees paid to KPMG firms and associates in 2025 is provided in note 6(m) in Part III - Item 18
Notes on the Accounts.
Pre-Approval Policies and Procedures - Group Auditor Independence Policy (AIP)
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
Subject to the restrictions specified in the AIP, the external auditors may also provide certain permissible non-audit services with prior approval in accordance with the AIP. The requirement for appropriate prior approval of permissible non-audit services may be waived only if the aggregate amount of all permissible non-audit services provided is less than 5% of the total amount paid to the external auditors during the reporting year, where those services were not recognised to be non-audit services at the time of engagement, and provided those permissible non-audit services are promptly brought to the attention of the Committee and their provision is approved prior to completion of the audit in the relevant reporting year.
The provision of permissible non-audit services must be put to tender if expected spend exceeds limits specified in the AIP, unless a waiver of this requirement, in accordance with the terms of the AIP, is agreed by the Chief Financial Officer and notified to the Committee.
The AIP:
–requires appropriate prior approval for all audit, audit-related and permissible non-audit services, except in respect of permissible non-audit services falling within the exceptions described above;
–prohibits the provision of certain types of services by the external auditors, including those with contingent fee arrangements, expert services unrelated to audit and other services prohibited by U.S. securities laws, the PCAOB and/or the FRC;
–prohibits the Chief Executive, Chief Financial Officer, Group Financial Controller and Group Chief Accountant (or any person serving in an equivalent position) from having been employed by the external auditors in any capacity in connection with the Group audit for two years before initiation of an audit;
–specifies requirements in respect of audit partner rotation, including for both the lead and the concurring external audit partners to rotate off the Group audit engagement at least every five years, and not to recommence provision of audit or audit-related services to the Group for a further five years; and
–provides authority for the Committee to oversee any allegations of improper influence, coercion, manipulation or purposeful misleading in connection with any external audit, and to review any issues arising in the course of engagement with the external auditors.
Item 16D - Exemptions from the Listing Standards for audit committee
Not applicable.
Item 16E - Purchases of equity securities by the issuer and affiliated purchasers
On 18 March 2024, the Company announced the launch of a share buy-back programme to purchase £1.60 billion of its own ordinary shares of 25 pence each (the ‘Programme’) by 31 December 2025, with £700 million to be purchased in 2024, and the remaining £900 million to be purchased in 2025. The
Programme commenced on the same date. On 28 May 2025, the Company announced that the existing Programme would be extended to buy back an additional £200 million of its ordinary shares, increasing the total amount to be repurchased in 2025 to £1.1 billion. On 9 December 2025, the Company announced that the existing Programme would be extended to purchase an additional £1.3 billion of its ordinary shares in 2026. All shares purchased pursuant to the Programme will be cancelled to reduce the issued share capital of the Company.
Under the Programme, the Company purchased 30,282,076 ordinary shares of 25 pence each for a total consideration of £1.1 billion in 2025 (average price of £36.32 per share), representing 1.39% of the Company's issued share capital (excluding treasury shares) as at 31 December 2025. All shares purchased under the Programme in 2025 were cancelled.
The following table provides details of ordinary share purchases made under the Programme, or made by the trustees of employee share ownership plans
(ESOPs) and other purchases of ordinary shares made to satisfy the commitments to deliver shares under certain employee share-based payment plans.

British American Tobacco p.l.c. Form 20-F 2025

	Total number of shares purchased[1]	Average price paid per share £[2]	Total number of shares purchased under the Programme[3,4]	The maximum £ of shares that may yet be purchased under the Programme[3,4]
2025
January	2,619,631	29.997693	2,615,893	£821,527,384.07
February	2,370,061	31.564474	2,265,167	£750,078,645.72
March	2,247,220	31.417930	2,243,531	£679,589,038.77
April	3,871,457	31.492971	2,472,501	£601,695,520.71
May[4]	3,112,533	32.299005	2,453,438	£722,672,751.17
June	2,075,387	35.086814	2,071,724	£649,977,769.88
July	3,102,010	37.435658	3,098,337	£533,977,847.25
August	2,327,604	42.195304	2,238,078	£439,446,278.85
September	2,580,875	40.556606	2,577,874	£334,897,554.57
October	3,660,339	38.441120	3,657,017	£194,320,695.85
November	2,399,976	41.688073	2,318,180	£97,662,151.85
December	2,273,002	43.014759	2,270,336	£7,089.96
TOTAL	32,640,095		30,282,076
Notes:
1.Total number of shares purchased under the Programme, by trustees of ESOPs and under certain employee share-based plans. During the year ended 31 December 2025, a total of 2,358,019 shares were purchased in addition to shares purchased under the Programme. All share purchases were of ordinary shares of 25p each and were carried out on the open-market or were other transactions related to employee share-based plans. No purchase of ADSs took place during the year ended 31 December 2025.
2.Average price paid across purchases made under the Programme, by the trustees of ESOPs and under certain employee share-based plans.
3.On 18 March 2024, the Company announced a Programme to purchase £1.60 billion (US$2.04 billion) of its own shares. The Programme will end no later than 31 December 2025. Authorisation was given at the
2025 AGM to buy-back up to 220.45 million ordinary shares.
4.On 28 May 2025, the Company announced that the existing Programme would be extended to buy back a further £200 million (US$269.38 million) of its ordinary shares.

Item 16G - Corporate Governance
Principles
In the U.S., ADSs of the Company are listed on the New York Stock Exchange (NYSE). The significant differences between the Company’s corporate governance practices as a UK company and those required by NYSE listing standards for U.S. companies are discussed below.
The Company has applied a set of board governance principles, which reflect the 2024 Code and its principles-based approach to corporate governance.
NYSE rules require U.S. companies to adopt and disclose on their websites corporate governance guidelines. The Company complies with UK requirements, including a statement in its 2025 Annual Report of how the Company has applied the principles of the 2024 Code and that the Company has complied with the provisions of the 2024 Code.
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
Each Board Committee has its own terms of reference, which prescribe the composition, main tasks and requirements of each of the Committees (see Item
6.C - Board Practices).
Under U.S. securities laws and the listing standards of the NYSE, the Company is required to have an audit committee that satisfies the requirements of Rule
10A-3 under the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee complies with these requirements. The Company’s Audit Committee does not have direct responsibility for the appointment, reappointment or removal of the independent auditors. Instead, it follows the UK Companies Act by making recommendations to the Board on these matters for it to put forward for shareholder approval at the AGM.
One of the NYSE’s additional requirements for the audit committee states that at least one member of the audit committee is to have ‘accounting or related financial management expertise’. The Board has determined that Darrell Thomas and Holly Keller Koeppel possess such expertise and also possess the financial and audit committee experience set forth in both the 2024 UK Code and SEC rules. Darrell Thomas is and Holly Keller Koeppel was designated as an Audit Committee financial expert as set out in Item 16A of Form 20-F. The Board has also determined that each Audit Committee member meets the financial literacy requirements applicable under NYSE listing standards. For further information on how the Company’s Directors meet ethics standards pursuant to NYSE requirements please refer to Item 16B.

British American Tobacco p.l.c. Form 20-F 2025
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
Item 16J - Insider trading policies
The British American Tobacco Code for Share Dealing (the BAT Code) governs the purchase, sale, and other dispositions of BAT's securities by Directors, employees (including senior management), contractors, and consultants of the Group.
The BAT Code is reasonably designed to promote compliance with the UK's Market Abuse Regulation and other applicable insider trading laws, rules and regulations, and any listing standards applicable to the Group. The BAT Code is incorporated by reference to Exhibit 11.2 to this Form 20-F.
Item 16K - Cybersecurity
Cyber security is crucial to the Group’s business operations, as the Group relies on IDT systems and networks to conduct core activities, including manufacturing, distribution, marketing, customer service, science, research and development, and financial and management reporting.
The Board acknowledges that cyber security threats present significant risks to the Group’s business, reputation, financial condition and competitive position, as well as to the security and privacy of our consumers, employees and other stakeholders. These risks are pertinent as the Group introduces new technologies from time to time as part of its business transformation, such as loyalty programmes, connected technologies and other interactive platforms which may alter the Group’s risk profile and increase the Group’s exposure to cyber threats.
To mitigate these risks, the Group implements processes to identify, assess and manage material cyber security risks. These processes are integrated into the
Group’s overall risk management systems and processes, overseen by the Board and implemented by management. These processes include:
–implementing appropriate technical and organisational security measures, such as defensive technologies, encryption, authentication, and backup and recovery systems, to protect the confidentiality, integrity and availability of all Group systems and networks, and the data stored on or transmitted through them;
–providing regular training and awareness programmes to Group company employees and contractors on cyber security best practices and procedures, adherence to our Standards of Business Conduct (SoBC) (including cyber security and information security requirements) and responding to other relevant issues as required;
–maintaining vendor management processes for key vendors, including conducting due diligence and incorporating contractual obligations, intended to ensure that third-party service providers with access to Group IDT systems and networks, or that process or store Group data, adhere to our cyber security requirements and standards;
–developing, maintaining and testing the Group’s incident response and business continuity procedures designed to enable the Group to promptly detect, contain, analyse, report and recover from any potential or actual incidents and establish the Group’s resiliency from technology-related incidents;
–engaging external assessors, consultants and other third parties as appropriate, to support the Group’s cyber security risk assessment, identification and management processes and to provide independent assurance and recommendations; and
–engaging with relevant internal and external stakeholders, such as regulators, law enforcement authorities, customers and other industry stakeholders, on cyber security matters and being prepared to disclose any material cyber security risks or incidents in a timely and transparent manner.
Our Group SoBC and Supplier Code of Conduct include requirements for all Group employees, contractors as well as suppliers to conduct themselves in a way that reduces cyber security risk and protects the Group’s systems and data.
The Group regularly reviews and updates its cyber security risk processes to support alignment with business objectives, regulatory requirements and industry standards.
To support the ongoing transformation of the Group’s business and product portfolio, the Group is strengthening its digital risk management programme.
This includes updating cyber security controls and incident response plan, expanding the cyber security team, increasing business-wide engagement, and extending coverage to a wider range of technologies and solutions. These efforts aim to improve identification, management, monitoring and reporting of cyber risks. Insights from audits, assessments, and incident reports are regularly reviewed and integrated to enhance cyber resilience and awareness across the
Group.
Cyber security risk management is integrated into, and follows, the Group’s risk identification process. Cyber security risks are integrated into the Group risk register and assessed by defined impact and likelihood categories.
Cyber security governance and oversight
The Board is responsible for the Group's strategy, including oversight of the Group’s IDT and cyber security strategy, and for reviewing the effectiveness of its risk management and internal control systems.
On an annual basis, the Board reviews the Group risk register, which incorporates cyber security risks. In 2025, the Board was briefed on the Group’s cyber security incident response plan and approach to incident classification by the Director, Digital & Information and the Group Chief Information Security
Officer (CISO) (reporting to the Director, Digital & Information).
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
The Audit Committee reviews the Group risk register twice annually and is briefed periodically on the cyber risk landscape and Group cyber resilience by the
Group CISO. The Audit Committee also receives reports from the Corporate Audit Committee, which monitors the effectiveness of risk management and internal controls across the Group’s functions and oversees the Group’s cyber security risk management framework.
The Group maintains a dedicated cyber security team, led by the Group CISO, responsible for developing and implementing the Group’s cyber security strategy, standards and procedures, including to address any material incident that might arise.

British American Tobacco p.l.c. Form 20-F 2025
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
The Group CISO has over 25 years of information security and IT experience with the Group and previously served as the Deputy CISO for the Group.
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
Key findings from these assessments and incident summaries are reported periodically to the Director, Digital & Information, and to the Audit Committee
where applicable, accompanied by recommendations for mitigating or addressing any identified risks. Any significant cyber security incidents would be reported as soon as reasonably practicable to the Audit Committee and the Board in accordance with the Group’s incident response procedures.
For additional information on cyber security threats and how these could materially affect our business strategy, results of operations or financial condition, refer to Item 3.D - Group risk factor 'Disruption to the Group’s or its third-party providers’ digital and information technology systems’, including by cyberattack, human error, or the malicious manipulation or disclosure of confidential or sensitive information' on page 4.

British American Tobacco p.l.c. Form 20-F 2025
Part III
Item 17 - Financial Statements
We have responded to Item 18 in lieu of responding to this item.
Item 18 - Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of British American Tobacco p.l.c.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the Group) as of December 31, 2025, and 2024, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash
Flow Statement for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of
December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31,
2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our
opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
Recoverability of Newport, Natural American Spirit (NAS), and Grizzly trademarks arising from the Reynolds American Inc. acquisition in
2017.
As discussed in Note 12 to the consolidated financial statements, the Group, as at December 31, 2025, has intangible assets related to Newport, NAS and Grizzly trademarks of £37,351 million, arising from the 2017 acquisition of Reynolds American.
We identified the evaluation of the impairment analysis of Newport, NAS and Grizzly trademarks arising from the 2017 acquisition of Reynolds
American as a critical audit matter. There was a high degree of auditor judgment involved in evaluating: (i) projected sales volumes used in the analysis of the recoverable amount for Newport, NAS and Grizzly trademarks including the volume growth associated with the launch of the Grizzly
Modern Oral product portfolio; (ii) the post-tax discount rate used in the analysis for recoverable amount of NAS and Grizzly trademarks; (iii) the terminal growth rate used in the analysis for the recoverable amount of Grizzly trademarks; and (iv) the long-term volume growth rates beyond the five year forecast period used in the analysis of the recoverable amount of the Newport and NAS trademarks.

British American Tobacco p.l.c. Form 20-F 2025
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment testing process, including controls related to the development of the projected sales volume, post-tax discount rates, terminal growth rates, and long-term volume growth rates. In addition, we assessed the impairment analysis by:
–assessing and challenging the projected sales volume growth rates, terminal growth rates, and long-term volume growth rates against externally derived publicly available data, including broker and analyst reports, industry reports, macro-economic assumptions and market share reports;
–challenging the projected sales volumes by comparing the historical projections to actual results to assess the Group’s ability to accurately forecast;
–performing sensitivity analysis on the projected sales volumes, terminal growth rates, long-term volume growth rates, and post-tax discount rates to assess the impact of changes in these assumptions on the amount of headroom for the Newport, NAS, and Grizzly trademarks; and
–involving a valuation professional with specialised skills and knowledge, who assisted in independently developing a range of post-tax discount rates using market data points for comparable companies and comparing these market rates to those utilised by the Group.
Provision arising from litigation in Canada
As discussed in Note 24 and Note 31 to the consolidated financial statements, the Group’s operating companies in Canada, Imperial Tobacco Canada
Limited (“Imperial”), received an unfavourable judgment on the smoking and health class actions certified by the Quebec Superior Court. As a result of this judgment, in 2019 Imperial and Imperial Tobacco Company Limited (together with Imperial, ITCAN) filed for creditor protection under the
Companies’ Creditors Arrangement Act (the “CCAA”). In October 2024, while under CCAA, the court-appointed mediator and monitor filed a proposed plan of compromise and arrangement to resolve all outstanding tobacco litigation in Canada. Substantially similar proposed plans were also filed for Rothmans, Benson & Hedges Inc. and JTI-Macdonald Corp. (collectively the “Proposed Plans”). Under the Proposed Plans, if ultimately sanctioned and implemented, ITCAN, Rothmans, Benson & Hedges Inc. and JTI-Macdonald Corp would pay an aggregated settlement amount of
CAD$32.5 billion (approximately £18 billion). In March 2025, the court approved an amended version of the Proposed Plans which were subsequently implemented in August 2025 and now referred to as Approved Plans. Management continues to recognise a provision of £2,794 million as of December 31, 2025 to reflect management’s best estimate of the Group’s obligation.
We identified the evaluation of the provision arising from litigation in Canada as a critical audit matter because complex and subjective auditor judgment was required in evaluating the Group’s ability to estimate the timing and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation. This involved evaluating the assumptions related to the rate at which volumes will decline and the execution of future pricing plans (collectively “projected net revenue”) and the discount rate applied in determining this estimate and the related disclosure.
Changes to those assumptions in combination could have had a significant effect on the Group’s provision.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the legal process including controls related to the estimation of the timing and extent of any future economic outflow arising from the ultimate resolution of the Canadian litigation. In addition, we assessed the Canadian legal proceedings by:
–reading letters received directly from the Group's external and internal legal counsel that evaluated the current status of the Canadian legal proceedings;
–assessing and challenging ITCAN’s projected net revenue and discount rate by examining externally derived publicly available data, and historical trends;
–challenging the projected net revenue by comparing the historical projections to actual results to assess ITCAN’s ability to accurately forecast;
–performing sensitivity analyses on ITCAN’s projected net revenue and discount rate to assess the impact of changes in these assumptions on the amount of the provision recorded; and
–assessing whether the Group’s disclosures detail the key estimates and sensitivities including any impact of changes to key assumptions used in the estimation of the provision for ITCAN.
/s/ KPMG LLP
We have served as the Group’s auditor since 2015.
London, United Kingdom
February 11, 2026

British American Tobacco p.l.c. Form 20-F 2025
Group Balance Sheet

		31 December
	Notes	2025 £m	2024 £m
Assets
Intangible assets	12	86,934	94,276
Property, plant and equipment	13	4,483	4,379
Investments in associates and joint ventures	14	1,521	1,902
Retirement benefit assets	15	880	937
Deferred tax assets	16	2,032	2,573
Trade and other receivables	17	288	282
Investments held at fair value	18	333	146
Derivative financial instruments	19	135	110
Total non-current assets		96,606	104,605
Inventories	20	4,382	4,616
Income tax receivable		470	67
Trade and other receivables	17	3,802	3,604
Investments held at fair value	18	16	513
Derivative financial instruments	19	162	186
Cash and cash equivalents	21	3,827	5,297
		12,659	14,283
Assets classified as held-for-sale		25	11
Total current assets		12,684	14,294
Total assets		109,290	118,899
Equity – capital and reserves
Share capital	22(a)	577	585
Share premium, capital redemption and merger reserves	22(b)	26,675	26,665
Other reserves	22(c)	(4,148)	(902)
Retained earnings	22(c)	22,929	21,610
Owners of the parent		46,033	47,958
Perpetual hybrid bonds	22(d)	1,893	1,685
Non-controlling interests	22(e)	219	352
Total equity		48,145	49,995
Liabilities
Borrowings	23	31,708	32,638
Retirement benefit liabilities	15	801	820
Deferred tax liabilities	16	10,343	11,679
Other provisions for liabilities	24	3,161	4,071
Trade and other payables	25	484	685
Derivative financial instruments	19	124	268
Total non-current liabilities		46,621	50,161
Borrowings	23	3,362	4,312
Income tax payable		1,129	1,681
Other provisions for liabilities	24	608	3,044
Trade and other payables	25	9,328	9,550
Derivative financial instruments	19	91	156
		14,518	18,743
Liabilities associated with assets classified as held-for-sale		6	—
Total current liabilities		14,524	18,743
Total equity and liabilities		109,290	118,899
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board
Luc Jobin
Chair
11 February 2026

British American Tobacco p.l.c. Form 20-F 2025
Group Income Statement

		For the years ended 31 December
	Notes	2025 £m	2024 £m	2023 £m
Revenue[1]	2	25,610	25,867	27,283
Raw materials and consumables used		(4,465)	(4,565)	(4,545)
Changes in inventories of finished goods and work in progress		239	129	(96)
Employee benefit costs	3	(3,125)	(2,831)	(2,664)
Depreciation, amortisation and impairment costs	4	(2,547)	(3,101)	(28,614)
Other operating income	5	192	340	432
Loss on reclassification from amortised cost to fair value		(12)	(10)	(9)
Other operating expenses	6, 33	(5,895)	(13,093)	(7,538)
Profit/(loss) from operations	2	9,997	2,736	(15,751)
Net finance costs	8	(1,819)	(1,098)	(1,895)
Share of post-tax results of associates and joint ventures	2,9	1,681	1,900	585
Profit/(loss) before taxation		9,859	3,538	(17,061)
Taxation on ordinary activities	10	(2,094)	(357)	2,872
Profit/(loss) for the year		7,765	3,181	(14,189)
Attributable to:
Owners of the parent		7,764	3,068	(14,367)
Non-controlling interests		1	113	178
		7,765	3,181	(14,189)
Earnings/(loss) per share
Basic	11	351.0	136.7	(646.6)
Diluted	11	349.1	136.0	(646.6)
Note:
1.Revenue is net of duty, excise and other taxes of £32,160 million, £33,818 million and £36,917 million for the years ended 31 December 2025, 2024 and 2023, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

British American Tobacco p.l.c. Form 20-F 2025
Group Statement of Comprehensive Income

		For the years ended 31 December
	Notes	2025 £m	2024 £m	2023 £m
Profit/(loss) for the year		7,765	3,181	(14,189)
Other comprehensive (expense)/income
Items that may be reclassified subsequently to profit or loss:		(3,278)	(50)	(3,317)
Foreign currency translation and hedges of net investments in foreign operations
– differences on exchange from translation of foreign operations		(3,330)	(195)	(4,049)
– reclassified and reported in profit for the year	22(c)	2	—	552
– net investment hedges – net fair value gains on derivatives		151	20	236
– net investment hedges – differences on exchange on borrowings		(20)	17	9
Cash flow hedges
– net fair value gains		2	65	59
– reclassified and reported in profit for the year		16	36	12
– tax on net fair value gains in respect of cash flow hedges	10(f)	(13)	(23)	(23)
Investments held at fair value
– net fair value losses	18	—	—	(6)
Associates
– share of other comprehensive expense, net of tax	9	(133)	(13)	(107)
–differences on exchange reclassified to profit or loss	9,22(c)	47	43	—
Items that will not be reclassified subsequently to profit or loss:		(83)	(7)	(57)
Retirement benefit schemes
– net actuarial losses	15	(10)	(19)	(106)
– movements in surplus restrictions	15	(67)	(14)	24
– tax on actuarial losses and movements in surplus restrictions	10(f)	—	(1)	30
Investments held at fair value
– net fair value losses	18	(2)	(6)	—
Associates – share of other comprehensive (expense)/income, net of tax	9	(4)	33	(5)

Total other comprehensive expense for the year, net of tax		(3,361)	(57)	(3,374)
Total comprehensive income/(expense) for the year, net of tax		4,404	3,124	(17,563)
Attributable to:
Owners of the parent		4,425	3,013	(17,699)
Non-controlling interests		(21)	111	136
		4,404	3,124	(17,563)
The accompanying notes are an integral part of these consolidated financial statements.

British American Tobacco p.l.c. Form 20-F 2025
Group Statement of Changes in Equity - 2025

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves[1] £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests[1] £m	Total equity £m
Balance at 1 January 2025		585	26,665	(902)	21,610	47,958	1,685	352	49,995
Total comprehensive (expense)/income for the year comprising:		—	—	(3,267)	7,692	4,425	—	(21)	4,404
Profit for the year		—	—	—	7,764	7,764	—	1	7,765
Other comprehensive expense for the year		—	—	(3,267)	(72)	(3,339)	—	(22)	(3,361)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	21	—	21	—	—	21
Employee share options
–value of employee services	28	—	—	—	83	83	—	—	83
–proceeds from new shares issued	22(b)	—	2	—	—	2	—	—	2
Dividends and other appropriations
–ordinary shares	22(f)	—	—	—	(5,240)	(5,240)	—	—	(5,240)
–to non-controlling interests		—	—	—	—	—	—	(108)	(108)
Purchase of own shares
–held in employee share ownership trusts		—	—	—	(61)	(61)	—	—	(61)
–share buy-back programme, shares bought back and cancelled	22(c)(vi)	(8)	8	—	(1,114)	(1,114)	—	—	(1,114)
Perpetual hybrid bonds
–proceeds, net of issuance fees	22(d)	—	—	—	—	—	1,050	—	1,050
–redemption of perpetual hybrid bonds, net of costs	22(d)	—	—	—	(39)	(39)	(844)	—	(883)
–tax on issuance fees		—	—	—	—	—	2	—	2
–coupons paid	22(d)	—	—	—	(55)	(55)	—	—	(55)
–tax on coupons paid		—	—	—	14	14	—	—	14
Non-controlling interests – acquisitions	27(c)	—	—	—	(15)	(15)	—	(4)	(19)
Other movements		—	—	—	54	54	—	—	54
Balance at 31 December 2025		577	26,675	(4,148)	22,929	46,033	1,893	219	48,145
Note:
1. Included in other reserves and non-controlling interests is a combined loss of £9 million in respect of assets transferred to held-for-sale. Refer to note 27(d)(i).
The accompanying notes are an integral part of these consolidated financial statements.

British American Tobacco p.l.c. Form 20-F 2025
Group Statement of Changes in Equity - 2024

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2024		614	26,630	(894)	24,531	50,881	1,685	368	52,934
Total comprehensive (expense)/ income for the year comprising:		—	—	(21)	3,034	3,013	—	111	3,124
Profit for the year		—	—	—	3,068	3,068	—	113	3,181
Other comprehensive expense for the year		—	—	(21)	(34)	(55)	—	(2)	(57)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	13	—	13	—	—	13
Employee share options
–value of employee services	28	—	—	—	70	70	—	—	70
– proceeds from new shares issued		—	6	—	—	6	—	—	6
Dividends and other appropriations
–ordinary shares	22(f)	—	—	—	(5,209)	(5,209)	—	—	(5,209)
–to non-controlling interests		—	—	—	—	—	—	(127)	(127)
Purchase of own shares
–held in employee share ownership trusts		—	—	—	(94)	(94)	—	—	(94)
– share buy-back programme	22(c)(vi)	—	—	—	(698)	(698)	—	—	(698)
– shares bought back and cancelled	22(a),(b)	(7)	7	—	—	—	—	—	—
Treasury shares cancelled	22(a),(b)	(22)	22	—	—	—	—	—	—
Perpetual hybrid bonds
–coupons paid	22(d)	—	—	—	(56)	(56)	—	—	(56)
–tax on coupons paid		—	—	—	14	14	—	—	14
Other movements		—	—	—	18	18	—	—	18
Balance at 31 December 2024		585	26,665	(902)	21,610	47,958	1,685	352	49,995
The accompanying notes are an integral part of these consolidated financial statements.

British American Tobacco p.l.c. Form 20-F 2025
Group Statement of Changes in Equity - 2023

		Attributable to owners of the parent
	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	In respect of assets held- for-sale £m	Total attributable to owners of parent £m	Perpetual hybrid bonds £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2023		614	26,628	2,655	44,081	(295)	73,683	1,685	342	75,710
Total comprehensive income for the year comprising:		—	—	(3,281)	(14,418)	—	(17,699)	—	136	(17,563)
(Loss)/profit for the year		—	—	—	(14,367)	—	(14,367)	—	178	(14,189)
Other comprehensive income for the year		—	—	(3,281)	(51)	—	(3,332)	—	(42)	(3,374)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		—	—	27	—	—	27	—	—	27
Employee share options
–value of employee services	28	—	—	—	71	—	71	—	—	71
–proceeds from new shares issued		—	2	—	—	—	2	—	—	2
Dividends and other appropriations
–ordinary shares	22(f)	—	—	—	(5,071)	—	(5,071)	—	—	(5,071)
–to non-controlling interests		—	—	—	—	—	—	—	(110)	(110)
Purchase of own shares						—	—
–held in employee share ownership trusts		—	—	—	(110)	—	(110)	—	—	(110)
Perpetual hybrid bonds
–coupons paid	22(d)	—	—	—	(58)	—	(58)	—	—	(58)
–tax on coupons paid		—	—	—	14	—	14	—	—	14
Reclassification of equity in respect of assets classified as held-for-sale	27(d)	—	—	(295)	—	295	—	—	—	—
Other movements		—	—	—	22	—	22	—	—	22
Balance at 31 December 2023		614	26,630	(894)	24,531	—	50,881	1,685	368	52,934
The accompanying notes are an integral part of these consolidated financial statements.

British American Tobacco p.l.c. Form 20-F 2025
Group Cash Flow Statement

		For the years ended 31 December
	Notes	2025 £m	2024 £m	2023 £m
Profit/(loss) for the year		7,765	3,181	(14,189)
Taxation on ordinary activities		2,094	357	(2,872)
Share of post-tax results of associates and joint ventures		(1,681)	(1,900)	(585)
Net finance costs		1,819	1,098	1,895
Profit/(loss) from operations		9,997	2,736	(15,751)
Adjustments for
– depreciation, amortisation and impairment costs	4	2,547	3,101	28,614
– decrease in inventories		112	35	265
– increase in trade and other receivables		(295)	(269)	(487)
– decrease in Master Settlement Agreement payable	6	(79)	(294)	(287)
– (decrease)/increase in trade and other payables		(207)	58	640
– decrease in net retirement benefit liabilities		(31)	(76)	(111)
– (decrease)/increase in other provisions for liabilities	24	(3,409)	6,322	(489)
– other non-cash items		264	(40)	436
Cash generated from operating activities		8,899	11,573	12,830
Dividends received from associates		369	406	506
Tax paid		(2,926)	(1,854)	(2,622)
Net cash generated from operating activities		6,342	10,125	10,714
Cash flows from investing activities
Interest received		201	187	145
Dividends received		1	—	—
Purchases of property, plant and equipment		(551)	(486)	(460)
Proceeds on disposal of property, plant and equipment		37	145	54
Purchases of intangibles		(153)	(122)	(141)
Proceeds on disposals of intangibles		31	39	27
Purchases of investments	18	(54)	(216)	(448)
Proceeds on disposals of investments	18	848	299	405
Investment in associates and acquisitions of other subsidiaries net of cash acquired		(29)	(48)	(37)
Proceeds from disposal of shares in associate, net of tax		1,052	1,577	—
Disposal of subsidiary, net of cash disposed of	27(d)	4	—	159
Net cash generated from/(used in) investing activities		1,387	1,375	(296)
Cash flows from financing activities
Interest paid on borrowings and financing related activities		(1,631)	(1,703)	(1,682)
Interest element of lease liabilities		(40)	(37)	(30)
Capital element of lease liabilities		(177)	(165)	(162)
Proceeds from increases in and new borrowings		3,814	2,404	5,134
Reductions in and repayments of borrowings		(3,932)	(4,826)	(6,769)
Outflows relating to derivative financial instruments		(380)	(128)	(480)
Purchases of own shares - share buy-back programme	22(c)	(1,112)	(698)	—
Purchases of own shares held in employee share ownership trusts	22(c)	(61)	(94)	(110)
Proceeds from the issue of perpetual hybrid bonds, net of issuance costs	22(d)	1,050	—	—
Redemption of perpetual hybrid bonds, net of costs	22(d)	(883)	—	—
Coupon paid on perpetual hybrid bonds		(54)	(56)	(59)
Dividends paid to owners of the parent		(5,238)	(5,213)	(5,055)
Investments in relation to non-controlling interests	30	(19)	—	—
Dividends paid to non-controlling interests		(100)	(121)	(105)
Other		1	5	4
Net cash used in financing activities		(8,762)	(10,632)	(9,314)
Net cash flows (used in)/generated from operating, investing and financing activities		(1,033)	868	1,104
Transferred (to)/from held-for-sale*		(208)	—	368
Differences on exchange		(76)	(281)	(292)
(Decrease)/increase in net cash and cash equivalents in the year		(1,317)	587	1,180
Net cash and cash equivalents at 1 January		5,104	4,517	3,337
Net cash and cash equivalents at 31 December	21	3,787	5,104	4,517
Note:
*Included in the transferred from held-for-sale in 2023 is £102 million of foreign exchange loss due to the devaluation of the Russian ruble, as explained in note 27(d)(ii).
The accompanying notes are an integral part of these consolidated financial statements.

British American Tobacco p.l.c. Form 20-F 2025
1 Accounting policies
Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the
International Accounting Standards Board (IASB).
The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments. In performing its going concern assessment, management considered forecasts and liquidity requirements covering a period of at least twelve months from the date of approval of the financial statements and including the Group’s ability to fund its operations and generate cash to pay for debt as it falls due and takes into account the payments arising from the Master Settlement Agreement due in the U.S. in 2026, payments under the Approved Plans in Canada (refer to note 24) and other known liabilities or future payments (including interim dividends), as they fall due. This assessment includes consideration of geopolitical events and the general outlook in the global economy, as well as plausible downside scenarios after taking into account the Group’s Principal Risks and how they could impact the Group’s operations. Any mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, or drawdowns on committed facilities. After reviewing the Group’s annual budget, plans and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Form 20‑F.
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
There has been no material impact identified on the financial reporting judgements and estimates. Management is aware that the risks related to climate change are developing and subject to frequent change. Accordingly, these judgements and estimates will be kept under review as the future impacts of climate change on the Group’s financial statements depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known.
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
–the determination as to whether to recognise provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims, as well as other contingent liabilities. Refer to note 24 for the provision associated with the Approved Plans in Canada. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 31. Judgement is necessary to assess the likelihood that a pending claim is probable (more likely than not to succeed), possible or remote;
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

British American Tobacco p.l.c. Form 20-F 2025
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
These consolidated financial statements were authorised for issue by the Board of Directors on 11 February 2026.
With effect from 1 January 2025, the Group has adopted an Amendment to IAS 21 The Effect of Changes In Exchange Rates in respect of assessing whether a currency is exchangeable into another currency and, when it is not, in determining the exchange rate to use and the disclosures to provide. The requirements of the Amendment are largely consistent with the Group’s existing practice and the impact of applying these amendments was not material.
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
The results and net assets of the Group’s foreign operations are predominantly denominated in currencies, including US dollars, Euros and Canadian dollars, which are readily exchangeable into sterling or other freely convertible currencies.
The Group also operates in certain jurisdictions, including hyperinflationary jurisdictions such as Venezuela, where there are restrictions on free access to foreign currency, or where multiple exchange rates may apply, and the applicable rates of exchange for Group Reporting are regularly reviewed for these territories, with applicable exchange rates being estimated using observable data such as inflation-adjusted exchange rates or based on premiums paid to obtain hard currency from financial institutions. The results and net assets of subsidiaries operating in these territories are not material to the Group.
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

British American Tobacco p.l.c. Form 20-F 2025
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
The revision in useful economic life reflects the ongoing challenging macro-economic conditions and revised forecasts in the U.S., with an expected increase in amortisation expense of £1.4 billion per annum. In addition, with effect from 1 January 2025, Camel Snus was designated as a definite-lived intangible asset and amortised on a straight-line basis with a remaining useful economic life of 20 years, increasing the annual amortisation charge for the Group’s brands and trademarks by £22 million. The Group's other non-combustible trademarks will remain as indefinite-lived assets. Any impairments of trademarks are recognised in the income statement, but increases in trademark values are not recognised.
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
The Group has adopted several practical expedients available under the Standard including not applying the requirements of IFRS 16 to leases of intangible assets, and not applying the recognition and measurement requirements of IFRS 16 to leases of less than 12 months maximum duration or to leases of low-
value assets. Except for property-related leases, non-lease components have not been separated from lease components.
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
Retirement benefit schemes
The Group's subsidiary undertakings operate various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, as well as defined contribution schemes in various jurisdictions.
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

British American Tobacco p.l.c. Form 20-F 2025
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions due to expiry, cancellation or payment. Financial liabilities extinguished by payment are derecognised when funds are received by the counterparty.
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
For the vast majority of the Group’s sales, revenue is recognised when control of the goods is transferred to a customer at a point in time; this is usually evidenced by a transfer of the significant risks and rewards of ownership upon delivery to the customer, which in terms of timing is not materially different to the date of shipping. The Group’s e-commerce sales include revenue arising from subscriptions where revenue is allocated to each component of the subscription, with revenue recognised as each component is delivered to the customer. The Group’s e-commerce sales are not material to the Group’s results.
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

British American Tobacco p.l.c. Form 20-F 2025
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
Adjusting items
Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate. In addition, an amendment is made in the calculation of adjusted diluted earnings per share for part of the gain or loss recognised on the redemption of perpetual hybrid bonds.
The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted profit from operations, adjusted operating margin and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from profit from operations and diluted earnings per share.
Other accounting policies:
Share-based payments
–The Group has equity-settled and cash-settled share-based compensation plans.
–Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-
based payments is expensed over the vesting period, based on the Group’s estimate of awards that will eventually vest. For plans where vesting conditions are based on total shareholder returns, the fair value at date of grant reflects these conditions, whereas earnings per share vesting conditions are reflected in the calculation of awards that will eventually vest over the vesting period.
–For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at its current fair value determined at each balance sheet date.
–Fair value is measured by the use of the Black-Scholes option pricing model, except where vesting is dependent on market conditions when the Monte-
Carlo option pricing model is used. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-
transferability, exercise restrictions and behavioural considerations.
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
Biological Assets
The investments in associates and joint ventures shown in the Group balance sheet include biological assets held by Organigram Global Inc. In accordance with IAS 41 Agriculture, the Group measures biological assets at fair value less costs to sell up to the point of harvest, at which point this becomes the basis for the cost of finished goods inventories after harvest with subsequent expenditures incurred on these being capitalised, where applicable, in accordance with
IAS 2 Inventories. Unrealised fair value gains and losses arising during the growth of biological assets are recognised immediately in the income statement.
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
The replacement to IAS 1 Presentation of Financial Statements, which is expected to change certain aspects of the Group’s reporting of the profit and loss account, balance sheet, cash flow statement, and certain notes to the accounts, was published by the IASB on 9 April 2024 as IFRS 18 Presentation and
Disclosure in Financial Statements, and will be implemented with effect from 1 January 2027, with retrospective application. The new Standard will introduce additional defined subtotals within the income statement and introduce new principles for aggregation and disaggregation of financial information.
In addition, certain non-GAAP measures meeting a new definition of “management-defined performance measures” will require disclosure, explanation and reconciliation within the audited financial statements. The Group’s evaluation of the effect of adopting IFRS 18 is ongoing.

British American Tobacco p.l.c. Form 20-F 2025
2 Segmental analyses
The chief operating decision maker, the Management Board, reviews the ‘as adjusted for Canada profit from operations at constant currencies’ to evaluate segment performance and allocate resources to the overall business on a geographic region basis, including the results of New Categories
(comprising Vapour products, Heated Products and Modern Oral products), which are reported to the Management Board as part of the results of each geographic region. The Management Board also reviews, at constant currencies, revenues on a geographic region basis.
The Group is organised into three geographic regions as follows:
–The U.S.;
–Americas and Europe (AME), comprising markets operating in Europe, Latin America and Canada; and
–Asia-Pacific, Middle East and Africa (APMEA), comprising markets operating in Asia-Pacific, Middle East, Central Asia, Caucasus and Africa.
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
For the purposes of management reporting, and reflecting how the Management Board assesses the performance of Canada on an ongoing basis, a charge is recognised in the Group’s income statement for management accounts purposes to reflect adjusted profit from operations at constant currencies for AME and the Group. This charge is calculated in line with the Approved Plans in Canada and is based on a percentage of ITCAN’s net income after taxes generated from all sources, excluding New Categories. This charge will continue until the aggregate settlement amount is paid.
This charge reflects the settlement agreement, being an assumed 85% of profit after interest and taxes from all sources, excluding New Categories, in
Canada, reducing in future periods in line with the settlement agreement. The Management Board believes that recognising a charge to the income statement in the year will reflect the financial performance in Canada resulting from the decisions taken with respect to resource allocation. This approach ensures that the economic delivery from Canada is comparable with other markets in the Group.
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
The following table shows 2025 revenue at 2025 rates of exchange, and 2025 revenue translated using 2024 rates of exchange. The 2024 figures are stated at the 2024 rates of exchange.

			2025	2024
	Revenue at constant rates £m	Translation exchange £m	Revenue at current rates £m	Revenue at current rates £m
U.S.	11,903	(369)	11,534	11,278
AME	9,548	(239)	9,309	9,241
APMEA	4,963	(196)	4,767	5,348
Revenue	26,414	(804)	25,610	25,867

British American Tobacco p.l.c. Form 20-F 2025
The following table shows 2024 revenue at 2024 rates of exchange, and 2024 revenue translated using 2023 rates of exchange. The 2023 figures are stated at the 2023 rates of exchange.

			2024	2023
	Revenue at constant rates £m	Translation exchange £m	Revenue at current rates £m	Revenue at current rates £m
U.S.	11,592	(314)	11,278	11,994
AME	9,764	(523)	9,241	9,791
APMEA	5,795	(447)	5,348	5,498
Revenue	27,151	(1,284)	25,867	27,283
The following table shows 2025 profit from operations and adjusted profit from operations at 2025 rates of exchange, and 2025 adjusted profit from operations using 2024 rates of exchange and 2025 adjusted profit from operations adjusted for Canada using 2024 rates of exchange.

							2025
	Adjusted segment results adjusted for Canada at constant rates £m	Canada adjustment at constant rates £m	Adjusted* segment result at constant rates £m	Translation exchange £m	Adjusted* segment result at current rates £m	Adjusting* items £m	Segment result at current rates £m
U.S.	6,766	—	6,766	(223)	6,543	(1,601)	4,942
AME	3,069	308	3,377	(72)	3,305	128	3,433
APMEA	1,793	—	1,793	(69)	1,724	(102)	1,622
Profit from operations	11,628	308	11,936	(364)	11,572	(1,575)	9,997
Net finance costs							(1,819)
Share of post-tax results of associates and joint ventures							1,681
Profit before taxation							9,859
Taxation on ordinary activities							(2,094)
Profit for the year							7,765
Note:
*The adjustments to profit from operations are explained in notes 3, 4, 6(c), 6(d), 6(g), 6(i), 6(j), 6(k) and 7.
The following table shows 2024 profit from operations and adjusted profit from operations at 2024 rates of exchange, and 2024 adjusted profit from operations using 2023 rates of exchange and 2024 adjusted profit from operations adjusted for Canada using 2023 rates of exchange.

							2024
	Adjusted segment results adjusted for Canada at constant rates £m	Canada adjustment at constant rates £m	Adjusted* segment result at constant rates £m	Translation exchange £m	Adjusted* segment result at current rates £m	Adjusting* items £m	Segment result at current rates £m
U.S.	6,580	—	6,580	(194)	6,386	(2,299)	4,087
AME	2,969	543	3,512	(192)	3,320	(6,784)	(3,464)
APMEA	2,347	—	2,347	(163)	2,184	(71)	2,113
Profit from operations	11,896	543	12,439	(549)	11,890	(9,154)	2,736
Net finance costs							(1,098)
Share of post-tax results of associates and joint ventures							1,900
Profit before taxation							3,538
Taxation on ordinary activities							(357)
Profit for the year							3,181
Note:
*The adjustments to profit from operations are explained in notes 4, 5(d), 6(c), 6(d), 6(g), 6(h) and 6(k).

British American Tobacco p.l.c. Form 20-F 2025
The following table shows 2023 loss from operations, adjusted profit from operations and adjusted profit from operations adjusted for Canada at the 2023 rates of exchange.

					2023
	Adjusted segment results adjusted for Canada £m	Canada adjustment £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m
U.S.	6,821	—	6,821	(27,602)	(20,781)
AME	2,862	598	3,460	(266)	3,194
APMEA	2,184	—	2,184	(348)	1,836
Profit/(loss) from operations	11,867	598	12,465	(28,216)	(15,751)
Net finance costs					(1,895)
Share of post-tax results of associates and joint ventures					585
Loss before taxation					(17,061)
Taxation on ordinary activities					2,872
Loss for the year					(14,189)
Note:
*The adjustments to profit from operations are explained in notes 3, 4, 5(c), 6(d), 6(f), 6(h), 6(j), 6(k) and 7.
Depreciation, amortisation and impairment charges
Adjusted profit from operations as adjusted for Canada at constant rates of exchange of £11,628 million (2024 at constant rates: £11,896 million; 2023 at current rates: £11,867 million) excludes adjusting depreciation, amortisation and impairment charges as explained in note 4. These are excluded from segmental adjusted profit from operations as per the table below. 2025 and 2024 are disclosed at constant rates of exchange and 2023 is disclosed at current rates of exchange.

					2025
	Adjusted depreciation, amortisation and impairment at constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment at current rates £m	Adjusting items £m	Depreciation, amortisation and impairment at current rates £m
U.S.	222	(5)	217	1,542	1,759
AME	282	(5)	277	276	553
APMEA	180	(7)	173	62	235
	684	(17)	667	1,880	2,547

					2024
	Adjusted depreciation, amortisation and impairment at constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment at current rates £m	Adjusting items £m	Depreciation, amortisation and impairment at current rates £m
U.S.	210	(4)	206	2,284	2,490
AME	291	(12)	279	123	402
APMEA	160	(11)	149	60	209
	661	(27)	634	2,467	3,101

			2023
	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m
U.S.	218	27,518	27,736
AME	336	44	380
APMEA	205	293	498
	759	27,855	28,614

British American Tobacco p.l.c. Form 20-F 2025
Additional information by product category
Although the Group’s operations are managed on a Regional basis, additional information for revenue is provided based on product category as follows:

Revenue	2025 £m	2024 £m	2023 £m
New Categories	3,621	3,432	3,347
Vapour	1,542	1,721	1,812
HP	914	921	996
Modern Oral	1,165	790	539
Traditional Oral	1,043	1,092	1,163
Combustibles	20,201	20,685	22,108
Other	745	658	665
Revenue	25,610	25,867	27,283
External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group
Revenue is based on location of sale	2025 £m	2024 £m	2023 £m	2025 £m	2024 £m	2023 £m	2025 £m	2024 £m	2023 £m
External revenue	268	254	255	25,342	25,613	27,028	25,610	25,867	27,283

	United Kingdom		All foreign countries		Group
	2025 £m	2024 £m	2025 £m	2024 £m	2025 £m	2024 £m
Intangible assets	442	417	86,492	93,859	86,934	94,276
Property, plant and equipment	272	265	4,211	4,114	4,483	4,379
Investments in associates and joint ventures	—	—	1,521	1,902	1,521	1,902
The consolidated results of the Reynolds Group operating in the U.S. met the criteria for separate disclosure under the requirements of IFRS 8 Operating
Segments. Revenue arising from the operations of the Reynolds Group, inclusive of the sales made to fellow Group companies, in 2025, 2024 and 2023, was
£11,649 million, £11,302 million and £11,985 million, respectively. The majority of sales are to customers based in the U.S. Non-current assets attributable to the operations of the Reynolds Group were £78,442 million (2024: £85,843 million).
The main acquisitions comprising the goodwill balance of £38,917 million (2024: £41,129 million), included in intangible assets, are provided in note 12.
Included in investments in associates and joint ventures are amounts of £1,348 million (2024: £1,762 million) attributable to the investment in ITC Ltd.
Further information is provided in notes 9 and 14.
3 Employee benefit costs

	Note	2025 £m	2024 £m	2023 £m
Wages and salaries		2,629	2,424	2,263
Social security costs		240	218	219
Other pension and retirement benefit costs	15	166	115	108
Share-based payments - equity and cash-settled	28	90	74	74
		3,125	2,831	2,664
In 2025, included within employee benefit costs are expenses in relation to the Group’s restructuring initiatives of £26 million, as explained in note 7, and an adjusting charge of £28 million representing a premium on a buy-out transaction in the UK, as explained in note 15.
In 2023, included within employee benefits costs is a credit of £26 million in relation to the Group’s restructuring initiatives, as explained in note 7.
4 Depreciation, amortisation and impairment costs

	2025 £m	2024 £m	2023 £m
Intangibles – amortisation and impairment of trademarks and similar intangibles	1,610	2,298	23,232
– amortisation and impairment of computer software	116	129	125
– impairment of goodwill	277	39	4,614
Property, plant and equipment - depreciation and impairment	544	635	643
	2,547	3,101	28,614
Enumerated below are movements in costs that have impacted depreciation, amortisation and impairment in 2025, 2024 and 2023. These include changes in the Group's underlying business performance, as well as impact of adjusting items, as defined in note 1.
Intangibles – amortisation and impairment of trademarks and similar intangibles
Acquisitions have resulted in the capitalisation of trademarks and similar intangibles, including those which are amortised over their expected useful lives, which do not exceed 30 years. As mentioned in note 12, the amortisation and impairment of these acquired trademarks and similar intangibles are charged to the income statement of which the adjusting element is £1,584 million (2024: £2,279 million; 2023: £23,202 million).
Impairment of goodwill
The impairment of goodwill is charged to the income statement as adjusting.

British American Tobacco p.l.c. Form 20-F 2025
The Group impaired £277 million of goodwill in Canada, Peru and Malaysia during 2025 and £39 million of goodwill in Malaysia during 2024, as explained in notes 12(e)(v) and 12(e)(vii).
During 2023, the Group impaired £4,614 million of goodwill in the U.S., South Africa and Peru.
Property, plant and equipment – depreciation and impairment
The following items are included within depreciation and impairment of property, plant and equipment:
–In 2025, restructuring and related depreciation costs were a net charge of £19 million, including a charge of £21 million in relation to the Dhaka factory closure and a charge of £14 million for accelerated depreciation in relation to the Heidelberg factory in South Africa, which is proposed to be closed in
2026. This was partially offset by the reversal of part of the impairment for machinery in Reynolds American companies recognised in 2023 as it was determined a portion of the machinery that was impaired would be put back into production as a result of manufacturing footprint changes. The value of this reversal was £16 million. All items have been treated as adjusting items, as mentioned in note 7.
–In 2024, an impairment charge of £75 million in respect of the Group's head office in London, as well as a £74 million impairment charge of fixed assets in relation to the Group's intention to seek an orderly exit from Cuba, were recognised. These have been treated as an adjusting item.
–In 2023, restructuring related depreciation and impairment costs were a net charge of £39 million. It included an impairment of £46 million for machinery in Reynolds American Companies due to the adverse impact from macro-economic headwinds and industry volume declines in the U.S., which was partially offset by depreciation and impairment costs and reversals resulting from obsolete machines in relation to downsizing and factory rationalisation.
These were treated as adjusting, as mentioned in note 7; and
–Gains and losses recognised on disposal of property, plant and equipment.
5 Other operating income
Other operating income of £192 million (2024: £340 million; 2023: £432 million) comprises income that is associated with the Group’s normal activities, but which falls outside the definition of revenue and includes gains on one-off transactions, such as capital profits arising from the disposals of fixed assets, recoveries of indirect taxation and levies paid, litigation settlement received and transfers of trademark rights.
(a) Global strategic partnership
On 30 July 2025, the Group announced that it had entered into a global strategic partnership with Accenture. At the same time, a similar agreement was entered into with System Limited for support services in Pakistan. The partnership will transfer certain activities and functions of the Group’s shared services
(GBS) to Accenture and Systems Limited as Business Process Outsourcers under a sale and asset purchase agreement (SAPA) with the Group subsequently obtaining the provision of similar support services under a 10-year Master Service Agreement to enable the Group to continue its current operations without interruption. The transfer is being implemented in two waves. The first wave occurred in November 2025 with the transfer of c.1,000 roles, while the second wave will take place in the first half of 2026 with the anticipated transfer of c.2,000 roles. The majority of roles transferred were on the basis of continuing employment terms. Included in other operating income above is a gain of £35 million in relation to services transferred to the Business Process Outsourcers in the first wave as part of the SAPA. The gain is stated net of the impact of the Group disposing of two GBS entities in Mexico and Pakistan.
(b) Sale and leaseback
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
(c) Brazil tax matters
In 2023, in Brazil, £150 million of income was recognised in respect of excise on social contributions, as well as £19 million in respect of historical VAT on social contributions in Brazil. Both items were treated as adjusting items.
(d) Other
In 2025, an income of £24 million has been recognised in respect of the sale of the investment in Surya Nepal Pvt. Limited and brand rights in certain jurisdictions to ITC, as mentioned in note 30.
In addition, in 2025, £22 million (2024: £28 million; 2023: £85 million) of income has been recognised in respect of the transfer of non-strategic trademark rights, which had not previously been capitalised, to third parties.
In 2024, a credit of £132 million has been recognised in respect of the settlement of historical litigation related to the Fox River in the U.S. This has been treated as an adjusting item.

British American Tobacco p.l.c. Form 20-F 2025
6 Other operating expenses
(a) Items included within other operating expenses
The following items are included within other operating expenses:

	Notes	2025 £m	2024 £m	2023 £m
Other operating expenses		5,895	13,093	7,538
The following items are included within other operating expenses:
Master Settlement Agreement and State Settlement Agreements	6(b),(d)	1,543	1,689	2,023
The Approved Plans in Canada*	6(c)	(708)	6,203	—
Charges in respect of compliance with the Approved Plans in Canada*	6(c)	3	—	—
Inventory write-offs	20	217	134	250
Research and development expenses (excluding employee benefit costs and depreciation)	6(e)	133	174	181
Loss on disposal of businesses*	6(f)	—	—	546
Partial disposal of shares in ITC*	6(g)	3	6	—
Charges in respect of DOJ and OFAC investigation*	6(h)	—	4	75
Losses in Ukraine due to escalation of Russian offensive*	6(i)	39	—	—
Charges/(reversals) in respect of assets held-for-sale*	6(j)	235	—	(195)
(Credits)/ charges in respect of Romania and Brazil other taxes*	6(k)	(15)	449	49
Marketing costs in operating expenses	6(l)	1,092	1,111	1,152
Exchange differences		13	11	17
Hedge ineffectiveness within operating profit		11	5	(12)
Expenses relating to short-term leases		8	8	13
Expenses relating to leases of low-value assets		1	1	1
Auditor’s remuneration	6(m)	31	30	29
Note:
*Recognised and reported as an adjusting item. In addition to these captions, as set out in note 6(d), certain litigation costs are treated as adjusting items.
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
The MSA imposes a perpetual stream of future payment obligations on the major U.S. cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year). The MSA has been subject to certain adjustments since 1998, including agreements related to the Non-Participating Manufacturer
(NPM) adjustment under the MSA reached with various U.S. states between 2012 and 2025.
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
The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements (SSA) with the States of Mississippi, Florida,
Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). Reynolds Group’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2025 amounted to US$2,037 million (2024: US$2,160 million; 2023: US$2,516 million) in respect of settlement expenses net of credits and US$2,140 million (2024: US$2,535 million; 2023: US$2,874 million) in respect of settlement cash payments.

	Note	US$m	2025 £m	US$m	2024 £m	US$m	2023 £m
Opening MSA and SSA liability	25	1,904	1,520	2,279	1,788	2,637	2,193
Settlement expense	31	2,037	1,543	2,160	1,689	2,516	2,023
Cash paid	31	(2,140)	(1,622)	(2,535)	(1,983)	(2,874)	(2,311)
Difference on exchange		—	(103)	—	26	—	(117)
Closing MSA and SSA liability	25	1,801	1,338	1,904	1,520	2,279	1,788
Non-Participating Manufacturer adjustments
Beginning in 2012, R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the
District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under the MSA. Under this agreement and its successor agreement executed in 2017 referred to as the ‘NPM Adjustment Settlement Agreement’, additional states have subsequently joined and R.J. Reynolds Tobacco Company has received credits of more than US$1 billion in respect of its NPM adjustment claims related to various states over certain periods.
Under these agreements, R.J. Reynolds Tobacco Company reached agreements to settle disputes with newly joining states, including (for the years 2022-2025)
the following:
- In 2022, resulting in a credit of US$130 million for settled periods through 2018, over a five-year period from 2022;
- In 2023, resulting in an estimated credit of US$29 million for settled periods through 2018, over a five-year period from 2024;

British American Tobacco p.l.c. Form 20-F 2025
- In 2024, resulting in an estimated credit of US$11 million for settled periods through 2018, over a five-year period from 2024 and an estimated credit of
US$69 million for settled periods through 2011, over a five-year period from 2026; and
- In 2025, resulting in an estimated credit of US$99 million for settled periods through 2019, over a five-year period from 2025.
In 2023, 2024 and 2025, R.J. Reynolds Tobacco Company received total credits (including applicable credits described above) of US$224 million,
US$224 million and US$285 million, respectively, under all respective settlement agreements.
State Settlement Agreements
In 2020, R.J. Reynolds Tobacco Company recognised additional expenses under the state settlement agreements in the States of Mississippi, Florida, Texas and Minnesota. R.J. Reynolds Tobacco Company recognised US$241 million of expense for payment obligations to the State of Florida for the ITG Brands,
LLC acquired brands from the date of divestiture, 12 June 2015, as a result of an unfavourable judgment. In addition, R.J. Reynolds Tobacco Company recognised US$264 million related to the resolution of claims against it in the States of Texas, Minnesota and Mississippi for payment obligations to those states for the ITG Brands, LLC acquired brands from the date of divestiture. Finally, R.J. Reynolds Tobacco Company settled certain related claims with
Phillip Morris USA under the state settlement agreements in the states of Mississippi, Texas and Minnesota for US$8 million. During 2021, an additional
US$17 million expense was recognised in relation to the final resolution of the Texas and Minnesota claims. Additional information related to the resolution of these claims is included in note 31. In 2022, R.J. Reynolds Tobacco Company recognised US$37 million in additional expenses related to a settlement with Philip Morris USA resolving prior operating profit disputes under the MSA related to the ITG Brands, LLC acquired brands. In 2025, R.J. Reynolds
Tobacco Company recognised US$44 million in additional expenses related to a settlement with the State of Mississippi resolving prior operating profit disputes.
(c) The Approved Plans in Canada
In March 2019, Imperial Tobacco Canada Limited and Imperial Tobacco Company Limited (together, ITCAN), Group subsidiaries, obtained creditor protection under the Canadian Companies’ Creditors Arrangement Act (CCAA). Under a confidential court supervised mediation process, ITCAN began negotiating a possible settlement of all of its outstanding tobacco litigation in Canada while continuing to run its business in the normal course.
On 17 October 2024, ITCAN’s court-appointed mediator and monitor filed a proposed plan of compromise and arrangement in the Ontario Superior Court of
Justice. Substantially similar proposed plans were also filed for Rothmans, Benson & Hedges Inc. ((RBH) a subsidiary of Philip Morris International Inc.)
and JTI-Macdonald Corp. ((JTIM) a subsidiary of Japan Tobacco International) (collectively, the Proposed Plans).
On 31 October 2024, the court granted certain orders pursuant to which the Proposed Plans were accepted for filing. On 12 December 2024, the Proposed
Plans were approved by the requisite majorities of the creditors.
The Proposed Plans would require ITCAN, RBH and JTI to collectively pay an aggregate settlement amount of CAD$32.5 billion (£17.6 billion at 31
December 2025 rate of exchange). This amount would be funded by:
–an upfront payment equal to all the Companies' cash and cash equivalents on hand (including investments held at fair value) plus certain court deposits
(subject to an aggregate industry holdback of CAD$750 million (£407 million)) plus 85% of any cash tax refunds that may be received by the Companies on account of the upfront payments; and
–annual payments based on a percentage (initially 85%, reducing over time) of each of the Companies’ net income after taxes, based on amounts generated from all sources, excluding New Categories, until the aggregate settlement amount is paid. The performance of ITCAN’s New Categories (including vapour products and nicotine pouches) is not included in the basis for calculating the annual payments.
A provision of £6,203 million was recognised in 2024 in relation to the above liabilities and included in other operating expenses as an adjusting item.
During the sanction hearing, the court was asked to sanction the Proposed Plans. Motions for orders to amend elements of the Proposed Plans were presented on 27 February 2025. The requested amendments to the Proposed Plans resulted in allocating the cash holdback of CAD$750 million from the upfront payment to RBH. On 3 March 2025, the court approved that the Proposed Plans be amended accordingly (the Amended Plans).
On 6 March 2025, the court sanctioned the Amended Plans, herein referred to as the Approved Plans. The Approved Plan for ITCAN resolves all Canadian tobacco litigation and provides a full and comprehensive release to ITCAN, BAT p.l.c. and all related companies for all past, present and future tobacco claims in Canada.
Under the Approved Plans, ITCAN is required to make annual payments based on a percentage of net income after tax generated from all sources, excluding
New Categories, until the aggregate settlement amount is paid. During 2025, based on revisions to the provision, £708 million was credited to the income statement as an adjusting item (see note 24). In addition, ITCAN incurred charges of £3 million in respect of compliance with its Approved Plan in Canada.
(d) Litigation costs
Included in other operating expenses and reported in various accounts based on the nature of the expense are costs that are collectively analysed as litigation costs. Certain litigation costs are reported as adjusting items and predominantly relate to health-related claims, including Engle progeny. These litigation costs were £63 million (2024: £157 million; 2023: £96 million). Included in 2025 is a NPM credit of £17 million recognised for the settlement with the state of
Washington, a credit of £16 million for the settlement with the state of Massachusetts and a credit of £19 million recognised in relation to the Missouri portion of the 2004 NPM adjustment award.
In 2024, a NPM credit of £2 million was recognised for the settlement with the state of Idaho and a credit of £18 million was recognised in relation to the
Washington portion of the 2004 NPM adjustment award.
In 2023, an NPM credit of £6 million was recognised for the settlement with the state of Iowa.
(e) Research and development
Total research and development costs, including employee benefit costs and depreciation, are £358 million (2024: £380 million; 2023: £408 million).
(f) Loss on disposal of businesses
BAT Russia and BAT Belarus
On 13 September 2023, the Group disposed of its Russian and Belarusian businesses in compliance with international and local laws. The Group had two subsidiaries in Russia (BAT Russia), being JSC British American Tobacco-SPb and JSC 'International Tobacco Marketing Services', and one subsidiary in
Belarus, International Tobacco Marketing Services BY. As explained in note 27(d)(ii), net held-for-sale assets of £770 million were disposed of for proceeds of £425 million, with an impairment charge of £345 million recorded at that time.
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

British American Tobacco p.l.c. Form 20-F 2025
BAT Pars
On 6 August 2021, the Group disposed of its Iranian subsidiary, B.A.T. Pars Company PJSC (BAT Pars). In 2023, a credit of £2 million arising from the revaluation of the deferred proceeds receivable was recognised within other operating expenses as an adjusting item.
(g) Partial disposal of shares in ITC
On 28 May 2025, the Group announced the divestment of 10% (2024: 12% divested on 13 March 2024) of its equity stake in ITC Limited (ITC). Income and expenses associated with the divestment of these shares have been recognised as adjusting items within the relevant financial statement caption. Included within other operating expenses is £3 million (2024: £6 million) of foreign exchange losses arising from the conversion of the net proceeds from Indian rupee to sterling which were repatriated to the UK in a series of foreign exchange transactions in the days following the sale. Refer to note 27(b)(i) for further details.
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
(i) Losses in Ukraine due to escalation of Russian offensive
On 5 October 2025, an intensification of Russian missile and drone attacks into Western Ukraine resulted in the destruction of a warehouse in the Lviv Oblast region, which was operated by a third-party logistics supplier of LLC British American Tobacco Sales and Marketing Ukraine (BAT Ukraine). A portion of
BAT Ukraine’s finished goods inventory was stored in the warehouse and was lost in the incident with a total inventory value of £39 million. In this context, the Group has recognised a charge in 2025 of £39 million within other operating expenses, as an adjusting item.
(j) Charges/(reversals) in respect of assets held-for-sale
Brascuba
On 19 December 2025, the Group entered into an agreement to sell its 50% shareholding in Brascuba Cigarrillos S.A. (Brascuba) to Tabagest S.A., a
company incorporated in the Republic of Cuba and an existing investor in Brascuba.
In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities of Brascuba have been classified as held-
for-sale at 31 December 2025 and presented as such on the balance sheet at an estimated fair value less costs to sell. An impairment charge of £231 million and associated costs of £4 million have been recognised in other operating expenses as adjusting items. Refer to note 27(d)(i) for further details.
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
In accordance with IFRS 5 Non-current Assets Held For Sale and Discontinued Operations, the assets and liabilities of these subsidiaries were classified as held-for-sale at 31 December 2022 and presented as such on the balance sheet at an estimated fair value less costs to sell. An impairment charge of
£554 million (and associated costs of £58 million) was recognised in other operating expenses as adjusting items in 2022. During 2023, the previously recognised impairment was reversed (net of £14 million impairment utilised), offset by the net £345 million (being the impairment arising on disposal of
£770 million net assets for sales proceeds of £425 million). This resulted in a net partial reversal of £195 million. This has been treated as a non-cash adjusting item. Further information on the sale of the Russian and Belarusian businesses can be found in note 6(f) and note 27(d)(ii).
(k) Romania and Brazil other taxes
BAT Romania
On 5 November 2024, British-American Tobacco (Romania) Investment S.R.L. (BATRI) was issued with a final assessment by the Romanian tax authority in respect of an excise audit of activities undertaken in the Ploiesti factory during the period January 2017 to February 2023. On 12 November 2024, BATRI paid the assessed amount under the provisions of Ordinance 107/2024, which provides for cancellation of past and ongoing penalties, interest, and surcharges
(ancillary obligations) if the principal amount is paid in full. The ancillary obligations have been duly cancelled. BATRI has filed an administrative appeal with the Romanian Tax Authority in respect of the findings of the audit and in June 2025 received a negative decision. In December 2025, BATRI filed a judicial appeal to the Ploiesti Court of Appeal. Additionally, after filing the judicial appeal, BATRI filed a separate challenge against the Romanian Government in respect of the lawfulness of certain Romanian statutory excise instruments.
In 2024, the Group recognised a charge of £449 million in other operating expenses as an adjusting item, of which £390 million was paid in 2024 and a provision recognised for the remaining £59 million. During 2025, £8 million of the provision was released against actual costs incurred and a further £15 million was released as a credit to other operating expenses as an adjusting item, resulting in a remaining provision of £36 million. Refer to note 24.
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
In addition, in 2023, a charge of £2 million has been recognised in other operating expenses, as an adjusting item, in respect of social contributions relating to the Brazil excise case, as mentioned in note 5(c).

British American Tobacco p.l.c. Form 20-F 2025
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
(m) Auditor's remuneration

	2025 £m	2024 £m	2023 £m
Auditor’s remuneration
Total expense for audit services :
- fees to KPMG LLP for Parent Company and Group audit	9.0	12.0	11.4
- fees to KPMG LLP and associates for audit of the accounts of subsidiaries	13.2	9.6	9.4
Total audit fees expense - KPMG LLP and associates	22.2	21.6	20.8
Audit fees expense to other firms	0.1	0.1	0.2
Total audit fees expense	22.3	21.7	21.0
Fees to KPMG LLP and associates for other services:
–audit related assurance services	7.1	6.8	6.9
–other assurance services	1.4	0.7	0.9
–tax advisory services	—	—	—
–tax compliance	—	—	—
–audit of defined benefit schemes	0.1	0.3	0.2
–other non-audit services	—	—	—
	8.6	7.8	8.0
The total auditor’s remuneration to KPMG LLP and associates included above are £30.8 million (2024: £29.4 million; 2023: £28.8 million).
Under SEC regulations, the remuneration to KPMG LLP and associates of £30.8 million in 2025 (2024: £29.4 million; 2023: £28.8 million) is required to be presented as follows: audit fees £30.0 million (2024: £28.4 million; 2023: £27.7 million), audit related fees £0.1 million (2024: £0.3 million; 2023:
£0.2 million), tax fees nil (2024: nil; 2023: nil) and all other fees £0.7 million (2024: £0.7 million; 2023: £0.9 million). Audit related fees are in respect of services provided to associated pension schemes. All other fees are in respect of other assurance services, including those provided over information derived from the financial information systems subject to audit.
7 Restructuring costs
Restructuring costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. In 2025, the Group commenced the Fit2Win programme, a structured time-bound programme to review processes, ways of working including use of data and automation, route to market, overhead costs and organisational design. The programme will deliver efficiencies and facilitate faster, more agile and effective decision-making.
Until 2023, restructuring costs were associated with Quantum, a programme focused on a review of the Group's organisational structure that simplified the business to create a more efficient, agile and focused company. The costs of the Group’s initiatives are included in profit from operations under the following headings:

	Notes	2025 £m	2024 £m	2023 £m
Employee benefit costs	3	26	—	(26)
Depreciation, amortisation and impairment costs	4	19	—	39
Other operating expenses		21	—	(15)
		66	—	(2)
The adjusting charge reported in employee benefit costs in 2025 includes the cost of employee packages in respect of Fit2Win.
In January 2026, the Group announced its intention to close the Heidelberg factory in South Africa and end domestic production in South Africa by the end of
2026. The depreciation, amortisation and impairment costs in 2025 include a £14 million charge related to the accelerated depreciation of the plant and equipment in the Heidelberg factory and impairment costs of £21 million associated with the Dhaka factory closure in Bangladesh. The depreciation and impairment charge has been partially offset by an adjusting credit of £16 million in relation to the reversal of a machinery impairment in Reynolds American
Companies as explained in note 4.
The restructuring costs reported in other operating expenses in 2025 include costs related to the Dhaka factory closure.
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
In addition, in 2023, an adjusting impairment charge of £46 million was recognised for machinery in Reynolds American Companies due to the adverse impact from macro-economic headwinds and industry volume decline in the U.S. In 2025, £16 million of this charge was reversed as explained above.
The reversal recognised in other operating expenses in 2023 of £15 million included unutilised Quantum provisions along with £3 million relating to the release of a provision originally raised in 2007 relating to site clean up costs in Canada. As no further work is required on the site the remaining provision was reversed.

British American Tobacco p.l.c. Form 20-F 2025
8 Net finance costs
(a) Net finance costs/(income)

	2025 £m	2024 £m	2023 £m
Interest expense	1,658	1,704	1,786
Interest expense on lease liabilities	40	38	30
Facility fees	17	17	19
Impact of the early repurchase of bonds (note 8(b))	—	(590)	29
Interest related to adjusting tax payables (note 8(b))	117	80	71
Fair value changes on derivative financial instruments, hedged items and investments	521	90	599
Fair value change on other financial items (note 8(b))	4	19	(4)
The Approved Plans in Canada (note 8(b))	112	—	—
Venezuela net gain on monetary items (note 8(b))	(63)	—	—
Exchange differences	(373)	(9)	(449)
Finance costs	2,033	1,349	2,081
Interest income under the effective interest method	(214)	(251)	(186)
Finance income	(214)	(251)	(186)
Net finance costs	1,819	1,098	1,895
The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 8(b). The derivatives that generate the fair value changes are explained in note 19.
Facility fees principally relate to the Group’s central banking facilities.
Finance income includes income on cash and cash equivalents of which £50 million (2024: £112 million; 2023: £97 million) relates to restricted cash balances (see note 21).
(b) Adjusting items included in net finance costs
Adjusting items are significant items in net finance costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the
Group’s underlying financial performance.
The Group recognised interest on adjusting tax payables of £117 million (2024: £80 million; 2023: £71 million), which included:
–interest of £30 million (2024: £61 million; 2023: £60 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO)
(note 10(b));
–interest of £66 million (2024: £8 million; 2023: £16 million) in relation to a tax provision in the Netherlands;
–a charge of £11 million (2024: £14 million; 2023: nil) in relation to a tax case in Brazil; and
–a further £10 million (2024: £11 million; 2023: nil) interest charge recorded on government liability balances accumulated during CCAA protection.
In prior periods, the interest on adjusting tax payables also included, in 2024, £11 million on a tax provision in Indonesia and a release of £25 million of interest on a tax provision in Canada in relation to a settlement agreement with local authorities, and, in 2023, included a £3 million credit from the reversal of interest on a tax provision in relation to the factory closure in Switzerland and a £2 million credit from the reversal of interest on tax provisions related to Russia.
Adjusting items associated with the Approved Plans in Canada relate to the unwinding of discount on the associated provision of £112 million (refer to note 24).
The net gain on monetary items of £63 million in Venezuela results from the application of hyperinflation accounting under IAS29 Financial Reporting in
Hyperinflationary Economies.
Included within fair value changes on other financial items is a fair value loss of £4 million (2024: £19 million; 2023: nil) on embedded derivatives related to associates.
In 2024, in relation to the early repurchase of bonds, the Group incurred a fair value loss of £9 million (2023: £151 million) on debt-related derivatives, realised a gain of £602 million (2023: £129 million) arising on the difference between the redemption value and the amortised cost of the bonds, and incurred other transaction costs of £3 million (2023: £7 million).

British American Tobacco p.l.c. Form 20-F 2025
9 Associates and joint ventures

		2025		2024		2023
	Total £m	Group’s share £m	Total £m	Group's share £m	Total £m	Group's share £m
Revenue	9,708	2,416	9,936	2,635	9,412	2,630
Profit from operations	3,752	952	2,662	715	2,596	783
Net finance income	(2)	—	5	2	15	4
Profit on ordinary activities before taxation	3,750	952	2,667	717	2,611	787
Taxation on ordinary activities	(659)	(162)	(639)	(172)	(664)	(194)
Profit on ordinary activities after taxation	3,091	790	2,028	545	1,947	593
Non-controlling interests	(27)	(7)	(27)	(6)	(28)	(8)
Post-tax results of associates and joint ventures	3,064	783	2,001	539	1,919	585
Gain from partial divestment of shares in ITC	—	898	—	1,361	—	—
Total post-tax results of associates and joint ventures	3,064	1,681	2,001	1,900	1,919	585
Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2025, 2024 and 2023. The amounts below were reported as adjusting items under the share of profit from associates in the income statement.
(a) Adjusting items
In 2025, the Group’s interest in ITC, an associate of the Group in India, decreased from 25.45% to 22.91% (2024: 29.02% to 25.45%; 2023: 29.19% to
29.02%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme and the Group's partial divestment of shares held in ITC.
The issue of these shares under the ITC Employee Option Scheme and related change in the Group’s share of ITC resulted in a gain of £6 million (2024:
£18 million gain; 2023: £40 million gain), which is treated as a deemed partial disposal and included in the income statement.
On 28 May 2025, the Group announced the divestment of 313,000,000 ordinary shares held in ITC, representing 10% of the Group's equity stake (the equivalent of 2.5% of ITC's ordinary shares). A gain of £898 million has been recognised in the Group’s share of post-tax results of associates and joint ventures and includes a foreign exchange loss of £47 million reclassified to the income statement and previously recognised in associates other comprehensive income. Refer to note 27(b)(i) for further details.
In addition, in 2025, as part of the demerger accounting (refer to note 14), ITC recognised the excess of the fair value over the carrying value of the hotels business as an adjusting item. The Group’s share of this adjusted gain amounted to £333 million (net of tax).
During the year, VST Industries Limited recognised an adjusting gain in relation to a sale of land and buildings. The Group's share of this gain is £3 million.
Organigram Global Inc. (Organigram) acquired Motifs Lab Ltd on 6 December 2024 and the consideration included CAD$40 million of common shares in
Organigram which diluted BAT's ownership from 35.09% to 30.60% and resulted in a loss on dilution of £1 million.
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
In 2023, the Group impaired the investment in Organigram by £34 million (net of tax), driven by the decrease in Organigram’s share price. In 2024 and 2025, no further impairment was required.
(b) Other financial information
The Group’s share of the results of associates and joint ventures (excluding the gain from partial divestment of shares in ITC) is shown in the table below.

	2025	2024	2023
	Group’s share £m	Group’s share £m	Group’s share £m
Profit on ordinary activities after taxation
– attributable to owners of the parent	783	539	585
Other comprehensive income/(expense):
Items that may be reclassified to profit and loss	(133)	(13)	(107)
Items that will not be reclassified to profit and loss	(4)	33	(5)
Total comprehensive income	646	559	473

British American Tobacco p.l.c. Form 20-F 2025
Summarised financial information of the Group’s associates and joint ventures is shown below.

			2025
	ITC £m	Others £m	Total £m
Revenue	6,921	2,787	9,708
Profit/(loss) on ordinary activities before taxation	3,765	(15)	3,750
Post-tax results of associates and joint ventures	3,082	(18)	3,064
Other comprehensive expense	(761)	(14)	(775)
Total comprehensive income/(expense)	2,321	(32)	2,289

			2024
	ITC £m	Others £m	Total £m
Revenue	7,265	2,671	9,936
Profit/(loss) on ordinary activities before taxation	2,680	(13)	2,667
Post-tax results of associates and joint ventures	2,025	(24)	2,001
Other comprehensive income/(expense)	98	(15)	83
Total comprehensive income/(expense)	2,123	(39)	2,084

			2023
	ITC £m	Others £m	Total £m
Revenue	6,805	2,607	9,412
Profit/(loss) on ordinary activities before taxation	2,813	(202)	2,611
Post-tax results of associates and joint ventures	2,121	(202)	1,919
Other comprehensive expense	(368)	(20)	(388)
Total comprehensive income/(expense)	1,753	(222)	1,531

British American Tobacco p.l.c. Form 20-F 2025
10 Taxation on ordinary activities
(a) Summary of taxation on ordinary activities

	2025 £m	2024 £m	2023 £m
UK corporation tax	17	24	32
Comprising:
– current year tax expense	15	15	20
– adjustments in respect of prior periods	2	9	12
Overseas tax	2,059	2,679	2,779
Comprising:
– current year tax expense	2,355	2,571	2,804
– adjustments in respect of prior periods	(296)	108	(25)
Current tax	2,076	2,703	2,811
Pillar Two income tax (note 10(h))	82	79	—
Total current tax	2,158	2,782	2,811
Deferred tax	(64)	(2,425)	(5,683)
Comprising:
– deferred tax relating to origination and reversal of temporary differences	138	(2,176)	(5,577)
– deferred tax relating to changes in tax rates	(202)	(249)	(106)
	2,094	357	(2,872)
(b) Franked Investment Income Group Litigation Order
The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income
Group Litigation Order (FII GLO). There were 14 corporate groups in the FII GLO as at 31 December 2025. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.
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
The judgment from the second hearing was handed down in July 2021. Applying that judgment reduces the value of BAT's FII claim to approximately
£0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advance corporation tax offset against lawful corporation tax charges, which is subject to the determination of the remitted timing issue by the High Court and any subsequent appeal. BAT’s claim currently comprises interest of £0.2 billion and tax of £0.1 billion. The High Court hearing on time limits was heard in late November 2023 with judgment handed down in February 2024. The High Court determined that claims should have been filed within 6 years of June 2000 meaning that BAT’s claims are in time.
HMRC appealed the judgment, and the appeal was heard in the Court of Appeal in May 2025. The Court of Appeal handed down its judgment in October
2025 and dismissed HMRC’s appeal against the High Court’s judgment preserving the claims BAT made on a timely basis. HMRC sought permission from the Court of Appeal to appeal the  limitation and a computational issue to the Supreme Court. The Court of Appeal refused permission to appeal on both issues after which HMRC sought permission to appeal directly from the Supreme Court. Whilst in January 2026 the Supreme Court refused permission to hear HMRC’s appeal on limitation, they are still considering HMRC's further application on the computational issue which could impact BAT’s claim.
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
Due to the uncertainty of the amounts and eventual outcome, the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held within trade and other payables as disclosed in note 25. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £30 million for the 12 months to 31 December 2025 (2024: £61 million; 2023: £60 million) accruing on the balance, which was also treated as an adjusting item.
The Group made interim repayments to HMRC of £479 million in 2025, following the agreement with HMRC to repay £0.8 billion (being the difference between the amounts received plus accrued interest and the amount determined in the July 2021 judgment (£0.3 billion)). The Group had previously made annual payments of £50 million in 2024, 2023 and 2022.
The schedule for the remaining repayments is:
–£222 million in 2026; and
–£41 million in 2027.

British American Tobacco p.l.c. Form 20-F 2025
(c) Factors affecting the taxation charge
The taxation charge differs from the standard rate of corporation tax in the UK of 25.0% for 2025, 25.0% for 2024 and 23.5% for 2023. The major causes of this difference are listed below:

	2025		2024		2023
	£m	%	£m	%	£m	%
Profit/(loss) before tax	9,859		3,538		(17,061)
Less: share of post-tax results of associates and joint ventures (see note 9)	(1,681)		(1,900)		(585)
	8,178		1,638		(17,646)
Tax at 25% (2024: 25.0%; 2023: 23.5%) on the above	2,044	25.0	410	25.0	(4,147)	23.5
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	(109)	(1.3)	395	24.1	619	(3.5)
Other national tax charges	248	3.0	277	16.9	310	(1.8)
Pillar Two income taxes	82	1.0	79	4.8	—	—
Permanent differences	(127)	(1.6)	(71)	(4.3)	845	(4.8)
Overseas withholding taxes	182	2.2	168	10.3	179	(1.0)
Double taxation relief on UK profits	(38)	(0.5)	(30)	(1.8)	(46)	0.3
Unutilised/(utilised) tax losses	(29)	(0.4)	33	2.0	(15)	0.1
Adjustments in respect of prior periods	(294)	(3.5)	117	7.1	(13)	0.1
Deferred tax relating to changes in tax rates	(202)	(2.5)	(249)	(15.2)	(106)	0.6
Additional net deferred tax charges/(credits)	337	4.2	(772)	(47.1)	(498)	2.8
	2,094	25.6	357	21.8	(2,872)	16.3
Additional net deferred tax charges and adjustment in respect of prior periods reflect the adjustments arising from the upfront cash payment in relation to the
Approved Plans in Canada described further in notes 24 and 31.
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
(d) Adjusting items included in taxation
In 2025, adjusting items in taxation included a net credit of £104 million mainly relating to an additional tax charge pertaining to the Dutch litigation following the Court of Appeal judgment received in September 2025 (described further in note 31) offset by the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition due to changes in U.S. state effective tax rates and the partial release of a provision for tax exposure in Indonesia.
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

British American Tobacco p.l.c. Form 20-F 2025
(e) Tax on adjusting items
In addition, the tax on adjusting items, separated between the different categories, as per note 11, amounted to £240 million (2024: £2,049 million; 2023:
£5,415 million). The adjustment to the adjusted earnings per share (note 11) also includes £125 million (2024: £38 million; 2023: £1 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.
(f) Tax on items recognised directly in other comprehensive income

	2025 £m	2024 £m	2023 £m
Current tax	(5)	(6)	(5)
Deferred tax	(8)	(18)	12
(Charged)/credited to other comprehensive income	(13)	(24)	7
(g) Tax on items recognised directly in equity
In relation to the perpetual hybrid bonds issued on 27 September 2021 (note 22(d)), tax relief of £14 million (2024: £14 million; 2023: £14 million) has been recognised, principally in relation to the coupon incurred.
(h) Global minimum tax
In December 2021, the OECD released model rules for a new global minimum corporate tax framework applicable to multinational enterprise groups with global revenues of over €750 million (Pillar Two rules). The UK substantively enacted legislation implementing these rules on 20 June 2023 and the rules apply to the Group as of 1 January 2024. The impact is shown in notes 10(a) and 10(c) above. The Group continues to review this legislation together with developing guidance. The Group is also monitoring the status of implementation of the Pillar Two rules outside of the UK to assess the potential impact.
11 Earnings per share
Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period, as required by IAS 33 Earnings per Share. In addition, as explained in note 22(d), during 2025, the Group redeemed its €1 billion 3% perpetual hybrid bonds from the holders of the securities. As required by IAS 33, the loss on redemption is required to be deducted from Group earnings in the earnings per share calculation. The loss on redemption of these bonds includes a redemption premium net of tax of £2 million, issuance and discount costs capitalised in 2021 net of tax of £8 million, as well as £29 million in relation to the difference in spot rates between issuance and redemption. The latter component has been treated as an adjusting item for the purpose of calculating the Group’s adjusted earnings per share below. Below is a reconciliation of the earnings used to calculate earnings per share:

	2025 £m	2024 £m	2023 £m
Earnings/(loss) attributable to owners of the parent	7,764	3,068	(14,367)
Coupon on perpetual hybrid bonds	(64)	(56)	(59)
Tax on coupon on perpetual hybrid bonds	16	14	14
Loss on redemption of perpetual hybrid bonds	(39)	—	—
Earnings/(loss)	7,677	3,026	(14,412)
In 2023, the Group reported a loss for the year. Following the requirements of IAS 33 Earnings per Share, the impact of share options would be antidilutive and are excluded from the calculation of diluted earnings per share. Below is a reconciliation from basic to diluted earnings per share for 2025 and 2024:

			2025			2024			2023
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence	Loss £m	Weighted average number of shares m	Loss per share pence
Basic earnings/(loss) per share (ordinary shares of 25p each)	7,677	2,187	351.0	3,026	2,214	136.7	(14,412)	2,229	(646.6)
Share options	—	12	(1.9)	—	11	(0.7)	—	—	—
Diluted earnings/(loss) per share*	7,677	2,199	349.1	3,026	2,225	136.0	(14,412)	2,229	(646.6)
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
Adjusted earnings per share calculation
Earnings have been affected by a number of adjusting items, which are described in notes 3 to 10. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. In addition, in relation to the redemption of the Euro perpetual hybrid bonds, the impact of the difference in spot rates between issuance and redemption has been treated as an adjusting item. The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance. To illustrate the impact of these items, an adjusted earnings per share calculation is shown below.

British American Tobacco p.l.c. Form 20-F 2025

							Basic
		2025		2024		2023
	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	(Loss)/ earnings £m	(Loss)/ Earnings per share pence
Basic earnings/(loss) per share		7,677	351.0	3,026	136.7	(14,412)	(646.6)
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4	1,861	85.2	2,318	104.7	27,816	1,247.9
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles	10(e)	(362)	(16.6)	(522)	(23.6)	(5,390)	(241.8)
Effect of impairment charges in respect of the Group's head office	4	—	—	75	3.4	—	—
Tax on impairment charges in respect of the Group's head office	10(e)	—	—	(10)	(0.5)	—	—
Effect of impairment charges in respect of the Group's operations in Cuba	4	—	—	74	3.3	—	—
Non-controlling interests on impairment charges in respect of the Group's operations in Cuba	10(e)	—	—	(38)	(1.7)	—	—
Effect of settlement of historical litigation in relation to the Fox River	5(d)	—	—	(132)	(6.0)	—	—
Tax on settlement of historical litigation in relation to the Fox River	10(e)	—	—	22	1.0	—	—
Net effect of excise and VAT cases	5(c), 6(k)	—	—	—	—	(167)	(7.5)
Tax on excise and VAT cases	10(e)	—	—	—	—	41	1.8
Effect of the changes in provision in relation to the Approved Plans in Canada and associated costs	6(c)	(705)	(32.1)	6,203	280.2	—	—
Tax on the changes in provision in relation to the Approved Plans in Canada and associated costs	10(e)	182	8.3	(1,644)	(74.3)	—	—
Effect of disposal of subsidiaries	6(f)	—	—	—	—	546	24.5
Effect of charges in respect of DOJ and OFAC investigations	6(h)	—	—	4	0.2	75	3.4
Effect of impairment of held-for-sale assets and associated costs	6(j)	235	10.7	—	—	—	—
Non-controlling interests on impairment of held-for- sale assets	10(e)	(115)	(5.3)	—	—	—	—
Effect of planned disposal of subsidiaries	6(j)	—	—	—	—	(195)	(8.7)
Effect of Romania and Brazil other taxes	6(k)	(15)	(0.7)	449	20.3	47	2.1
Tax on Romania and Brazil other taxes	10(e)	1	—	(2)	(0.1)	(16)	(0.7)
Effect of restructuring costs	7	66	3.0	—	—	(2)	(0.1)
Tax and non-controlling interests on restructuring costs	10(e)	(26)	(1.2)	—	—	(3)	(0.1)
Other adjusting items	3, 6(d),6(g),6(i)	133	6.1	163	7.4	96	4.3
Tax effect on other adjusting items	10(e)	(19)	(0.9)	(44)	(2.0)	(22)	(1.0)
Effect of early repurchase of bonds	8(b)	—	—	(590)	(26.6)	29	1.3
Tax effect of early repurchase of bonds	10(e)	—	—	141	6.4	(8)	(0.4)
Effect of adjusting net finance costs	8(b)	170	7.8	99	4.5	67	3.0
Tax effect of adjusting net finance costs	10(e)	(61)	(2.8)	(26)	(1.2)	(18)	(0.8)
Effect of gains related to the partial divestment of shares held in ITC	9(a)	(898)	(41.0)	(1,361)	(61.5)	—	—
Capital gains tax and deferred tax associated with the partial divestment of shares held in ITC and hotels business demerger	10(e)	35	1.6	36	1.6	—	—
Effect of associates' adjusting items net of tax	9(a)	(341)	(15.6)	(18)	(0.8)	(8)	(0.4)
Deferred tax relating to changes in tax rates	10(d)	(203)	(9.3)	(267)	(12.1)	(97)	(4.4)
Adjusting items in tax	10(d)	99	4.5	110	5.0	24	1.2
Redemption of perpetual hybrid bond - difference in spot rates	22(d)	29	1.3	—	—	—	—
Adjusted earnings per share (basic)		7,743	354.0	8,066	364.3	8,403	377.0

British American Tobacco p.l.c. Form 20-F 2025

							Diluted
		2025		2024		2023
	Notes	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	(Loss)/ earnings £m	(Loss)/ Earnings per share pence
Diluted earnings/(loss) per share		7,677	349.1	3,026	136.0	(14,412)	(646.6)
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	4	1,861	84.7	2,318	104.2	27,816	1,247.9
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles	10(e)	(362)	(16.5)	(522)	(23.5)	(5,390)	(241.8)
Effect of impairment charges in respect of the Group's head office	4	—	—	75	3.4	—	—
Tax on impairment charges in respect of the Group's head office	10(e)	—	—	(10)	(0.5)	—	—
Effect of impairment charges in respect of the Group's operations in Cuba	4	—	—	74	3.3	—	—
Non-controlling interests on impairment charges in respect of the Group's operations in Cuba	10(e)	—	—	(38)	(1.7)	—	—
Effect of settlement of historical litigation in relation to the Fox River	5(d)	—	—	(132)	(5.9)	—	—
Tax on settlement of historical litigation in relation to the Fox River	10(e)	—	—	22	1.0	—	—
Net effect of excise and VAT cases	5(c), 6(k)	—	—	—	—	(167)	(7.5)
Tax on excise and VAT cases	10(e)	—	—	—	—	41	1.8
Effect of the changes in provision in relation to the Approved Plans in Canada and associated costs	6(c)	(705)	(32.0)	6,203	278.9	—	—
Tax on the changes in provision in relation to the Approved Plans in Canada and associated costs	10(e)	182	8.3	(1,644)	(73.9)	—	—
Effect of disposal of subsidiaries	6(f)	—	—	—	—	546	24.5
Effect of charges in respect of DOJ and OFAC investigations	6(h)	—	—	4	0.2	75	3.4
Effect of impairment of held-for-sale assets and associated costs	6(j)	235	10.7	—	—	—	—
Non-controlling interests on impairment of held-for- sale assets	10(e)	(115)	(5.2)	—	—	—	—
Effect of planned disposal of subsidiaries	6(j)	—	—	—	—	(195)	(8.7)
Effect of Romania and Brazil other taxes	6(k)	(15)	(0.7)	449	20.2	47	2.1
Tax on Romania and Brazil other taxes	10(e)	1	—	(2)	(0.1)	(16)	(0.7)
Effect of restructuring costs	7	66	3.0	—	—	(2)	(0.1)
Tax and non-controlling interests on restructuring costs	10(e)	(26)	(1.2)	—	—	(3)	(0.1)
Other adjusting items	3, 6(d)6(g),6(i)	133	6.0	163	7.3	96	4.3
Tax effect on other adjusting items	10(e)	(19)	(0.9)	(44)	(2.0)	(22)	(1.0)
Effect of early repurchase of bonds	8(b)	—	—	(590)	(26.5)	29	1.3
Tax effect of early repurchase of bonds	10(e)	—	—	141	6.3	(8)	(0.4)
Effect of adjusting net finance costs	8(b)	170	7.7	99	4.4	67	3.0
Tax effect of adjusting net finance costs	10(e)	(61)	(2.8)	(26)	(1.2)	(18)	(0.8)
Effect of gains related to the partial divestment of shares held in ITC	9(a)	(898)	(40.8)	(1,361)	(61.1)	—	—
Capital gains tax and deferred tax associated with the partial divestment of shares held in ITC and hotels business demerger	10(e)	35	1.6	36	1.6	—	—
Effect of associates' adjusting items net of tax	9(a)	(341)	(15.5)	(18)	(0.8)	(8)	(0.4)
Deferred tax relating to changes in tax rates	10(d)	(203)	(9.2)	(267)	(12.0)	(97)	(4.4)
Adjusting items in tax	10(d)	99	4.5	110	4.9	24	1.2
Redemption of perpetual hybrid bond - difference in spot rates	22(d)	29	1.3	—	—	—	—
Impact of dilution*							(1.4)
Adjusted diluted earnings per share		7,743	352.1	8,066	362.5	8,403	375.6
Note:* In 2023, the Group reported a loss for the year. Following the requirements of IAS 33, the impact of share options would be antidilutive and is therefore excluded, for 2023, from the calculation of diluted earnings per share, calculated in accordance with IFRS. For remuneration purposes, and reflective of the Group's positive earnings on an adjusted basis, management included the dilutive effect of share options in calculating adjusted diluted earnings per share.

British American Tobacco p.l.c. Form 20-F 2025
12 Intangible assets
(a) Overview of intangible assets

					2025
	Trademarks and similar intangibles £m	Goodwill £m	Computer software £m	Assets in the course of development £m	Total £m
1 January
Cost	80,277	46,169	1,299	165	127,910
Accumulated amortisation and impairment	(27,564)	(5,040)	(1,029)	(1)	(33,634)
Net book value at 1 January	52,713	41,129	270	164	94,276
Differences on exchange	(3,592)	(1,935)	(2)	—	(5,529)
Additions
– internal development	—	—	—	92	92
– acquisitions (note 27)	8	—	—	—	8
– separately acquired	35	—	—	55	90
Reallocations	61	—	127	(188)	—
Amortisation charge	(1,605)	—	(119)	—	(1,724)
Impairment	(5)	(277)	3	—	(279)
31 December
Cost	74,813	43,936	1,417	124	120,290
Accumulated amortisation and impairment	(27,198)	(5,019)	(1,138)	(1)	(33,356)
Net book value at 31 December	47,615	38,917	279	123	86,934

					2024
	Trademarks and similar intangibles £m	Goodwill £m	Computer software £m	Assets in the course of development £m	Total £m
1 January
Cost	78,848	46,021	1,408	110	126,387
Accumulated amortisation and impairment	(24,847)	(4,930)	(1,048)	—	(30,825)
Net book value at 1 January	54,001	41,091	360	110	95,562
Differences on exchange	915	77	(1)	(1)	990
Additions
– internal development	—	—	—	80	80
– separately acquired	95	—	—	15	110
Reallocations	—	—	40	(40)	—
Amortisation charge	(1,652)	—	(120)	—	(1,772)
Impairment	(646)	(39)	(9)	—	(694)
31 December
Cost	80,277	46,169	1,299	165	127,910
Accumulated amortisation and impairment	(27,564)	(5,040)	(1,029)	(1)	(33,634)
Net book value at 31 December	52,713	41,129	270	164	94,276
(b) Goodwill
Goodwill of £38,917 million (2024: £41,129 million) is included in intangible assets in the balance sheet, of which the following are the significant acquisitions: Reynolds American £29,322 million (2024: £31,491 million); Rothmans Group £4,208 million (2024: £4,091 million); Imperial Tobacco
Canada £1,994 million (2024: £2,229 million); ETI (Italy) £1,438 million (2024: £1,363 million) and ST (principally Scandinavia) £1,080 million (2024:
£1,024 million). The principal allocations of goodwill in the Rothmans acquisition are to the cash-generating units of Europe and South Africa, with the remainder relating to operations in APMEA.
During 2025, there was £277 million goodwill impairment (2024: £39 million) as explained in note 12(e)(v) and 12(e)(vii) below.

British American Tobacco p.l.c. Form 20-F 2025
(c) Trademarks and similar intangibles
Trademarks and similar intangibles with indefinite lives
The net book value of trademarks and similar intangibles with indefinite lives is £8,728 million (2024: £9,832 million) and relates to the acquisition of
Reynolds American. Following the redesignation of Newport, Camel, Natural American Spirit and Pall Mall as definite-lived from 1 January 2024, and Camel
Snus from 1 January 2025, the remaining indefinite-lived brand is Grizzly. The Grizzly trademark is a key focus brand within the U.S. oral business, with products in both the Traditional and Modern Oral categories, and receives significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment. The Grizzly trademark has significant market share and positive cash flow expectations. There are no regulatory or contractual restrictions on the use of the trademark, and there are no plans by management to significantly redirect resources elsewhere.
Trademarks and similar intangibles with definite lives
The majority of trademarks and similar intangibles with definite lives relate to trademarks acquired in previous years. These trademarks are amortised on a straight-line basis over their expected useful lives, which do not exceed 30 years. Included in the net book value of trademarks and similar intangibles with definite lives are trademarks relating to the acquisition of Reynolds American totalling £38,590 million (2024: £42,605 million) including Camel Snus which was redesignated as definite-lived from 1 January 2025 (2024: indefinite-lived) with an estimated life of 20 years. These trademarks are part of the Group’s
Strategic Portfolio of key brands and form the core focus of the U.S. combustibles business. These trademarks receive significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment and have significant market share and positive cash flow expectations.
There are no regulatory or contractual restrictions on the use of the trademarks, and there are no plans by management to significantly redirect resources elsewhere.
The below table shows the change in carrying value for the key definite-lived brands relating to the acquisition of Reynolds American.

	Carrying amount 1 January £m	Differences on exchange £m	Amortisation Charge £m	Carrying amount 31 December £m
Definite-lived intangibles
Newport	20,421	(1,393)	(669)	18,359
Camel	7,696	(525)	(252)	6,919
Pall Mall	2,522	(171)	(126)	2,225
Natural American Spirit	10,272	(702)	(336)	9,234
Other	2,153	(145)	(155)	1,853
Total	43,064	(2,936)	(1,538)	38,590
(d) Computer software and assets in the course of development
Included in computer software and assets in the course of development are internally developed assets with a carrying value of £374 million (2024:
£398 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third-
party consultants and software licence fees from third-party suppliers.
The Group has £6 million of future contractual commitments (2024: £5 million) related to intangible assets.
(e) Impairment testing
(i) Overview
a. Estimation uncertainty
As described in note 1, the critical accounting estimates used in the preparation of the consolidated financial statements include the review of asset values, especially indefinite-lived assets such as goodwill and certain definite-lived and indefinite-lived trademarks and similar intangibles.
There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the assessment of the recoverability of these assets, with the effect that the value-in-use and fair value calculations incorporate estimation uncertainty, particularly for certain assets held in relation to the U.S. market.
b. Impact of climate change
The impact of climate change has been considered in preparation of the financial statements. For impairment testing and valuation purposes, the Group have included certain climate-related costs within the discounted cash flow forecast for impairment assessment. The Group also completed scenario analyses of the potential impact of climate change-related risks. This sensitised discounted cash flow included chronic risks within the future cash flows and resulted in no material adverse impact to the impairment assessment.
(ii) Impairment testing - Trademarks and similar intangibles with indefinite lives (brands)
The trademarks and similar intangibles with indefinite lives (brands) have been tested for impairment with recoverable amounts estimated on the basis of fair value less cost of disposal and classified as level 3 within the fair value hierarchy. The fair value calculation uses cash flows based on detailed brand budgets prepared by management using projected sales volumes and pricing (net revenue) and projected brand profitability covering a five-year horizon and, thereafter, grown into perpetuity. A tax amortisation benefit factor is then applied to incorporate the additional value a market participant would derive in an asset acquisition scenario. Corporate costs are allocated to the brand budgets based on either specific allocation, where appropriate, or based on revenue. The discount rate and terminal value growth rate applied to the brand fair value calculation have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations. As the trademarks and similar intangibles with indefinite lives relate to the acquisition of
Reynolds American, the brand budgets used in the fair value calculations have also been incorporated into the budget information used in the impairment testing of Reynolds American goodwill.

British American Tobacco p.l.c. Form 20-F 2025
The below table indicates the key assumptions used in assessing the indefinite-lived brands for impairment.

			2025			2024
	Carrying amount £m	Volume 5 Year CAGR*	Pre-tax discount rate %	Carrying amount £m	Volume 5 Year CAGR	Pre-tax discount rate %
Indefinite-lived intangibles
Grizzly	8,728	5.0%	7.3	9,373	7.6%	7.6
Total	8,728			9,832
Note:
*Volume five-year CAGR is calculated by reference to the first five years annual volumes in the fair value less cost of disposal model against the 2025 baseline.
Refer to note 12(e)(vi) for more details on impairment testing.
(iii) Impairment testing - Trademarks and similar intangibles with definite lives (brands)
Whilst no impairment triggers were identified, as noted in note 12(e)(vi), the cash flow forecasts for the definite-lived brands have been incorporated in the impairment test for the goodwill associated with the Reynolds cash-generating unit (CGU). These brands have therefore been tested for impairment with recoverable amounts estimated on the basis of fair value less cost of disposal and classified as level 3 within the fair value hierarchy. The fair value calculations use cash flows based on detailed brand budgets prepared by management using projected sales volumes and pricing (net revenue) and projected brand profitability covering a five-year horizon. Thereafter volume decline, pricing and margin assumptions are extrapolated over the remaining useful life. A tax amortisation benefit factor is then applied to incorporate the additional value a market participant would derive in an asset acquisition scenario. Corporate costs are allocated to the brand budgets based on either specific allocations, where appropriate, or based on revenue. The discount rates applied to the definite-lived brand fair value calculations have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations.
The below table indicates the key assumptions used in assessing the key definite-lived brands for impairment.

			2025			2024
	Carrying amount £m	Volume 5 Year CAGR*	Pre-tax discount rate %	Carrying amount £m	Volume 5 Year CAGR	Pre-tax discount rate %
Definite-lived intangibles
Newport	18,359	(11.3)%	8.6	20,421	(12.5)%	8.6
Camel	6,919	(11.9)%	8.3	7,696	(12.6)%	8.6
Pall Mall	2,225	4.7%	8.4	2,522	(3.0)%	8.8
Natural American Spirit	9,234	(7.8)%	7.8	10,272	(8.1)%	7.9
Total	36,737			40,911
Note:
*Volume five-year CAGR is calculated by reference to the first five years’ annual volumes used in the discounted cash flow model against the 2025 baseline.
The above table indicates a marginal increase in volume five-year CAGR compared to the 2024 assessment, except for Pall Mall which sees a greater improvement due to increased promotional support and growth within the branded value segment.
Refer to note 12(e)(vi) for more details on impairment testing in respect of these brands.

British American Tobacco p.l.c. Form 20-F 2025
(iv) Cash generating units and information on goodwill impairment testing
In 2025, goodwill was allocated for impairment testing purposes to 17 (2024: 17) individual CGUs – one in the U.S. (2024: one), nine in AME (2024: nine)
and seven in APMEA (2024: seven).
For the purpose of impairment testing, goodwill has been attributed to the following CGUs:

		2025		2024
	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %
Cash-generating unit
Reynolds American	29,322	8.5	31,491	9.0
Europe	5,632	6.6	5,358	6.7
Canada	1,994	11.4	2,229	9.8
Australia	664	11.8	662	7.9
South Africa	197	8.7	186	10.7
Singapore	371	6.7	376	8.4
GTR	246	9.2	249	7.1
Malaysia	170	10.1	187	10.6
Peru	—	N/A	74	8.7
Other	321	8.1	317	8.4
Total	38,917		41,129
Included within ‘Other’ above is goodwill arising on various acquisitions that have been allocated to eight CGUs which are, individually, insignificant. The pre-tax discount rate represents the weighted average pre-tax discount rate.
During 2025, the Group recognised a total impairment charge to goodwill of £277 million (2024: £39 million) of which £72 million (2024: nil) is in respect of Peru, £21 million (2024: £39 million) is in respect of Malaysia and £184 million (2024: nil) is in respect of Canada. For more details, see notes 12(e)(v),
12(e)(vi) and 12(e)(vii) respectively.
The recoverable amounts of all CGUs have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the projected sales volumes and pricing (net revenues) and terminal value growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The terminal value growth rate is used purely for the impairment testing of goodwill under IAS 36 Impairment of Assets and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.
A post-tax discount rate is applied in the impairment testing, determined using an appropriate valuation methodology that incorporates both internal data and externally sourced market information. This applies to all CGUs with the exception of Reynolds American, for which the discount rate is independently determined based on a weighted average cost of capital in respect of the U.S. and U.S. market-related premiums. A similar approach in respect of the discount rate has been applied for the impairment testing of the trademarks and similar intangibles. Valuations derived from applying post-tax discount rates to post-tax cash flows are aligned to those that would arise from applying pre-tax discount rates to pre-tax cash flows.
The terminal value growth rates and discount rates have been applied to the budgeted cash flows of each CGU. These cash flows have been determined by local management based on experience, specific market and brand trends, as well as pricing and cost expectations. These have been endorsed by Group management as part of the consolidated Group’s approved budget.
(v) Impairment testing – Goodwill (excluding Reynolds American and Canada)
The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one-year period extrapolated over a 10-year horizon with growth of 3% (2024: 3%) in years two to ten, after which a growth rate of 1% (2024: 1%) has been assumed as the long-term volume decline is more than offset by pricing to drive revenue growth. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well-
balanced portfolio of brands and the industry in which it operates.
For the Peru CGU, as a result of ongoing difficult trading conditions, an impairment trigger was identified at the half year and a full impairment review was undertaken. The value-in-use calculation reflects the short- to medium-term plans spanning a period of five years after which a terminal value growth rate of
-4% has been assumed. As a result of the review, the goodwill associated with the CGU was impaired in full with a charge of £72 million (2024: nil) being recognised.
For the Malaysia CGU, as a result of regulatory and macro-economic conditions, the above assumptions were amended to reflect the short- to medium-term plans spanning a period of five years after which a terminal value growth rate of -1.4% has been assumed. The Malaysian government announced new regulations under the Control of Smoking Products for Public Health Act 2024, which came into effect in 2025 and has impacted the sale of tobacco and vapour products. As a result of the impact of the new regulations, the Group exited the vapour market in Malaysia and, as a result, goodwill associated with the Malaysia CGU has been impaired by £21 million (2024: £39 million). The carrying amount indicated in the table above in note 12(e)(iv) reflects the recoverable amount of the CGU, being its value-in-use.
For the Australia CGU, as a result of regulatory and macro-economic conditions, the above assumptions were amended to reflect the short- to medium-term plans spanning a period of five years after which a terminal value growth rate of -0.8% has been assumed. For 2025, the discount rate disclosed in the table above is a weighted average rate applied across the different components that form the Australian CGU.
Following the application of a reasonable range of sensitivities to all CGUs, there was no reasonably possible scenario identified that would lead to a potential impairment charge.

British American Tobacco p.l.c. Form 20-F 2025
(vi) Impairment testing – Reynolds American
Goodwill and the brand intangibles relating to Reynolds American
Subsequent to the FDA announcement on 28 April 2022 of a proposed product standard to prohibit menthol as a characterising flavour in cigarettes, the FDA formally submitted the final product standard to the Office of Management and Budget on 18 October 2023. Following delays, in January 2025, the new
Trump Administration withdrew the rule from the Office of Management and Budget. The Spring 2025 Unified Agenda was released on 4 September 2025 wherein the menthol ban rule was no longer listed on the Long-Term Actions list and was instead designated as “withdrawn”.
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
However, on 20 January 2025, President Trump issued a memorandum entitled ‘Regulatory Freeze Pending Review’ which froze all rules and proposed rules pending review by the new Administration. The Spring 2025 Unified Agenda was released on 4 September 2025. The rule was no longer listed on the Long-
Term Actions list and was instead designated as “withdrawn”.
It is management’s view that neither rule will be advanced during the Trump Administration ending in 2029, though the risk remains that a future administration may do so. However, given the extensive rule making process, it would be unlikely that a rule would be implemented within the five year discrete forecast period used for impairment testing. Management notes that the timetable for and likelihood of any product standard in respect of either menthol as a characterising flavour or nicotine levels in cigarettes remains uncertain. It is also noted that the Group has a long-standing track record of managing regulatory shifts and, in the event of regulatory change, the Group remains confident in its ability to navigate that environment successfully.
Noting the above, for the intangibles impairment assessment, neither a federal menthol ban nor any rule limiting nicotine levels in cigarettes was assumed in the cash flow forecast used as the basis for the valuations performed. The value-in-use calculation for the total U.S. CGU and the fair value calculations for the brand intangibles have been determined based on a single cash flow forecast. This is a change from the approach in 2022, 2023 and 2024 whereby the value-in-use calculation for the total U.S. CGU and the fair value calculations for the brand intangibles were determined based on probability weighted scenarios, incorporating various assumptions on the potential timing for a final product standard to prohibit menthol as a characterising flavour in cigarettes becoming effective, to derive a risk-adjusted cash flow forecast applied within the valuations.
The cash flow forecast for the remaining indefinite-lived brand Grizzly, as mentioned in note 12(e)(ii) above, has been incorporated in the cash flow forecast used in the Reynolds American goodwill model. Similarly, the model also incorporates a five-year cash flow forecast for the definite-lived brands, based on detailed brand budgets prepared by management using projected sales volumes and pricing (net revenue) and projected brand profitability. After this forecast, a terminal value growth rate of 1.0% (2024: 1.0%) has been assumed for the Reynolds American cash-generating unit.
For the Grizzly brand impairment test, a terminal value growth rate of 1.0% (2024: 1.0%) is also applied. Following an update of the recoverable amount based on the fair value less cost of disposal for Grizzly, management concluded that the carrying value of the brand is supported by cash flows generated by the combined Traditional Oral and Grizzly Modern Oral product portfolio. There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the fair value calculation, and this is particularly true given the launch of the Grizzly Modern
Oral product in 2024. A detailed external study was commissioned in 2023 and updated in 2024 and 2025 to assist management with an independent view of the potential impacts on volume forecasts of cross-category use of Modern Oral products by Traditional Oral consumers to inform our forecast for the evolution of industry volumes for both Traditional Oral and Modern Oral and the potential share of market for the latter that a Grizzly product offering can achieve.
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

		Reynolds American goodwill	Newport	Camel	Pall Mall	Natural American Spirit	Grizzly
Current headroom	£m	42,241	1,676	2,724	2,399	544	773
Assumptions:
Decrease in volume year-on-year in the discrete period by an additional *	%		(0.9)	(3.6)	(9.6)	(0.5)	(1.6)
Increase in pre-tax discount rate by	%	4.1	1.4	5.9	16.6	0.7	0.5
Decrease in terminal value growth rate by**	%	(4.3)					(0.6)
Notes:
*Brand Intangibles only. Volume sensitivity results in a proportional reduction in both net revenue and direct costs with no impact to operating margin %. Fixed overhead cost allocations remain flat. This demonstrates a year-on-year decrease in operating cash flow for the discrete forecast years for Grizzly and the remaining useful lives for other definite-lived trademarks. Before sensitising, the CAGRs over the remaining useful lives following the discrete period are as follows – Newport: -10.9%, Camel: -10.7%, Pall Mall: -15.7% and Natural American Spirit: -7.6%.
**Goodwill and Grizzly indefinite-lived brand intangible only.
(vii) Impairment testing – Canada
Goodwill relating to Imperial Tobacco Canada Ltd (ITCAN)
In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors
Arrangement Act (CCAA). Under a confidential court supervised mediation process, ITCAN began the process of negotiating a possible settlement of all of its outstanding tobacco litigation in Canada while continuing to run its business in the normal course. On 17 October 2024, the court-appointed mediator and monitor filed a proposed plan of compromise and arrangement in the Ontario Superior Court of Justice. Substantially similar proposed plans were also filed for RBH and JTIM (collectively, the Proposed Plans).
Under the Proposed Plans, ITCAN, RBH and JTIM (the Companies) would pay an aggregate settlement amount of CAD$32.5 billion (£17.6 billion at 31
December 2025) (the Global Settlement Amount). This amount would be funded by:
–an upfront payment equal to all the Companies' cash and cash equivalents on hand (including investments held at fair value) plus certain court deposits
(subject to an aggregate industry holdback of CAD$750 million (£407 million)) plus 85% of any cash tax refunds that may be received by the Companies on account of the upfront payments; and
–annual payments based on a percentage (initially 85%, reducing over time) of each of the Companies’ net income after taxes, based on amounts generated from all sources, excluding New Categories, until the aggregate settlement amount is paid. The performance of ITCAN’s New Categories (including vapour products and nicotine pouches) is not included in the basis for calculating the annual payments.

British American Tobacco p.l.c. Form 20-F 2025
On 31 October 2024, the court granted the Claims Procedure Orders and Meeting Orders. In accordance with the Meeting Order, a creditors' meeting was held on 12 December 2024 and the Proposed Plans were approved by the requisite majorities of the creditors. A sanction hearing took place between 29-31
January 2025. During the sanction hearing, the court was asked to sanction the Proposed Plans. Motions for orders to amend elements of the Proposed Plans were presented on 27 February 2025. The requested amendments to the Proposed Plans resulted in allocating the cash holdback of CAD$750 million
(£407 million at 31 December 2025 rate of exchange) from the upfront payment to RBH. On 3 March 2025, the court approved that the Proposed Plans be amended accordingly (the Amended Plans).
On 6 March 2025, the court sanctioned the Amended Plans, herein referred to as the Approved Plans. In this sanction order, the court also extended the Stays of litigation up to the implementation date of the Approved Plans.
On 29 August 2025 following completion of a number of administrative steps, the Approved Plans were implemented and ITCAN exited the CCAA process.
In the second half of 2025, the anticipated upfront payment was paid into the Global Settlement Trust Account as the Upfront Cash Contribution of the
Global Settlement Amount. Refer to the ‘Upfront payment’ section in note 24 for more details.
The Approved Plan for ITCAN resolves all Canadian tobacco litigation and provides a full and comprehensive release to ITCAN, BAT p.l.c. and all related companies for all past, present and future tobacco claims in Canada.
The value-in-use calculation for the Canada CGU has been prepared based on a five-year cash flow forecast, after which a terminal value rate of decline of
3.65% (2024: decline of 3.65%) on the underlying business is assumed. In line with the requirements of IAS 36, the value-in-use derived from the forecast cash flows has been adjusted to include the book value of the provision recognised in respect of the Approved Plans and the liability is included within the carrying value of the Canada CGU for the purposes of the impairment test.
A pre-tax discount rate of 11.4% (2024: 9.8%) has been assumed. Further details on the provision for the liability associated with the Approved Plans and the discount rate applied to such provision, which differs to that applied for the impairment assessment, can be found in note 24.
As a result of a rebasing of forecasts reflecting the current difficult trading environment, an impairment charge of £184 million has been recognised in respect of goodwill associated with the Canada CGU. The remaining carrying value, as disclosed in note 12(e)(iv), reflects the recoverable amount, being the value-
in-use of the CGU.
The table below indicates the additional amount of impairment that would be required if the following individual changes were made to key assumptions within the value-in-use model.

Additional impairment £m
Assumptions
Decrease in volume by 3% year-on-year*	(355)
Decrease in five-year pricing CAGR by additional 1%	(110)
Increase in pre-tax discount rate by 100 bps	(116)
Note:
*Volume sensitivity results in a proportional reduction in both net revenue and direct costs with no impact to other operating costs which remain flat. This demonstrates a year-on-year decrease in operating cash flow for the forecast years.

British American Tobacco p.l.c. Form 20-F 2025
13 Property, plant and equipment
(a) Overview of property, plant and equipment, including right-of-use assets

						2025
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,360	888	5,566	437	601	8,852
Accumulated depreciation and impairment	(493)	(431)	(3,293)	(256)		(4,473)
Net book value at 1 January	867	457	2,273	181	601	4,379
Differences on exchange	1	3	(17)	(5)	5	(13)
Additions
– right-of-use assets	—	60	—	77	—	137
– separately acquired	—	—	17	—	543	560
Reallocations	51	28	431	(3)	(507)	—
Depreciation	(36)	(96)	(307)	(82)	—	(521)
Impairment	(1)	(11)	(33)	—	10	(35)
Right-of-use assets − reassessments, modifications and terminations	—	(2)	—	(3)	—	(5)
Disposals	(3)	(2)	(10)	(1)	—	(16)
Net reclassifications as held-for-sale	—	(1)	—	—	(2)	(3)
31 December
Cost	1,402	883	5,909	432	650	9,276
Accumulated depreciation and impairment	(523)	(447)	(3,555)	(268)		(4,793)
Net book value at 31 December	879	436	2,354	164	650	4,483

						2024
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,418	895	5,702	375	654	9,044
Accumulated depreciation and impairment	(437)	(443)	(3,360)	(221)		(4,461)
Net book value at 1 January	981	452	2,342	154	654	4,583
Differences on exchange	(29)	(26)	(139)	(4)	(37)	(235)
Additions
– right-of-use assets	—	152	—	105	—	257
– separately acquired	—	—	23	—	469	492
Reallocations	87	13	385	—	(485)	—
Depreciation	(35)	(97)	(291)	(74)	—	(497)
Impairment	(89)	(41)	(41)	(2)	—	(173)
Right-of-use assets − reassessments, modifications and terminations	—	8	—	2	—	10
Disposals	(48)	(3)	(6)	—	—	(57)
Net reclassifications as held-for-sale	—	(1)	—	—	—	(1)
31 December
Cost	1,360	888	5,566	437	601	8,852
Accumulated depreciation and impairment	(493)	(431)	(3,293)	(256)		(4,473)
Net book value at 31 December	867	457	2,273	181	601	4,379
Refer to notes 4 and 7 for more information on property, plant and equipment impairments, except for assets in the course of construction.
Included in additions in 2025 is an amount of £8 million (2024: £30 million) related to sustainability as explained in note 33. Also in 2025, an impairment of
£12 million for some assets in the course of construction was reversed as a use for these assets could be found elsewhere. The £3 million of assets classified as held-for-sale in 2025 relates to Brascuba, as discussed in note 27(d)(i).
As discussed in note 5(b), in 2024, the Group completed certain sale and leaseback transactions. The cash flow effect of these transactions was £37 million.
The Group has £72 million of future contractual commitments (2024: £67 million) related to property, plant and equipment.

British American Tobacco p.l.c. Form 20-F 2025
(b) Right-of-use assets
In accordance with IFRS 16 Leases, the right-of-use assets related to leased properties have been included in the asset class ‘Leasehold Property’ (note 13(c))
and other right-of-use assets have been reported under ‘Plant, equipment and other leased’.
The Group leases various offices, warehouses, retail spaces, equipment and vehicles through its subsidiaries across the globe. Arrangements are entered into in the ordinary course of business, and lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions reflecting local commercial practice. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor.
Leased assets may not be used as security for borrowing purposes.
Assets representing ‘plant, equipment and other leased’ relate to leases of various assets including industrial equipment and distribution vehicles in Brazil,
Canada, China, Italy, Mexico, Pakistan, Romania, the UK, the U.S. and other countries.
(c) Leasehold property
As of 31 December 2025, the Group holds £111 million (2024: £95 million) of leasehold properties acquired and another £325 million (2024: £362 million)
of right-of-use leased properties.
Assets representing ‘leasehold property’ relate to leases in respect of offices, retail space, warehouses and manufacturing facilities occupied by Group subsidiaries and include property leases with lease terms of more than five years in Bangladesh, Brazil, China, Germany, Italy, Nigeria, Pakistan, Singapore,
the U.S. and Vietnam, amongst other countries. In addition, capitalised expenditure representing leasehold improvements is included in this asset class.

	2025 £m	2024 £m
Leasehold land and property comprises
– net book value of long leasehold	21	22
– net book value of short leasehold	415	435
	436	457

2025
Leasehold property net book value movements for the year ended 31 December 2025	Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements* £m	Net book value at 31 December £m
– Property acquired (IAS 16)	95	7	(14)	23	111
– Right-of-use properties (IFRS 16)	362	(4)	(93)	60	325
	457	3	(107)	83	436

					2024
Leasehold property net book value movements for the year ended 31 December 2024	Net book value at 1 January £m	Differences on exchange £m	Depreciation and impairment £m	Other net movements* £m	Net book value at 31 December £m
– Property acquired (IAS 16)	147	(7)	(50)	5	95
– Right-of-use properties (IFRS 16)	305	(19)	(88)	164	362
	452	(26)	(138)	169	457
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
(d) Freehold property
As of 31 December 2025, the Group owns freehold property amounting to £879 million (2024: £867 million), representing factories, warehouses and office buildings, together with adjoining land, mainly in the U.S., the UK, Bangladesh, Indonesia and Croatia.

	2025 £m	2024 £m
Cost of freehold land within freehold property on which no depreciation is provided	147	151

British American Tobacco p.l.c. Form 20-F 2025
14 Investments in associates and joint ventures

	2025 £m	2024 £m
1 January	1,902	1,970
Total comprehensive income (note 9)	646	559
Dividends	(386)	(447)
Additions (note 27(b)(ii))	34	48
Disposals (note 27(b)(i))	(167)	(227)
Changes in associate’s business undertakings – demerger of ITC Hotels	(533)	—
Other equity movements	25	(1)
31 December	1,521	1,902
Non-current assets	947	1,230
Current assets	1,056	1,205
Non-current liabilities	(98)	(97)
Current liabilities	(384)	(436)
	1,521	1,902
ITC Ltd. (Group’s share of the market value is £9,558 million (2024: £14,357 million))	1,348	1,762
Other listed associates (Group’s share of the market value is £184 million (2024: £224 million))	127	98
Unlisted associates	46	42
	1,521	1,902
The principal associate undertaking of the Group is ITC Ltd. (ITC). Included within the dividends amount of £386 million (2024: £447 million) are £376 million (2024: £434 million) attributable to dividends declared by ITC.
ITC Ltd.
ITC is an Indian conglomerate based in Kolkata with interests in cigarettes, paper and packaging, agri-business, other fast-moving goods (e.g. confectionery, branded apparel, personal care, stationery and safety matches) and, up until the date of demerger (as described below), hotels. BAT’s interest in ITC is 22.91%.
ITC prepares accounts on a quarterly basis with a 31 March year-end. As permitted by IAS 28 Investments in associates and joint ventures, results up to 30
September 2025 have been used in applying the equity method. This is driven by the availability of information at the half-year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2025.

	2025 £m	2024 £m
Non-current assets	3,605	4,456
Current assets	3,872	4,152
Non-current liabilities	(304)	(306)
Current liabilities	(1,287)	(1,376)
	5,886	6,926
Group’s share of ITC Ltd. (2025: 22.91%; 2024: 25.45%)	1,348	1,762
On 28 May 2025, the Group announced the divestment of 313,000,000 ordinary shares held in ITC, representing 10% of the Group's equity stake (the equivalent of 2.5% of ITC's ordinary shares). Refer to note 27(b)(i) for further details.
On 13 March 2024, the Group announced the divestment of 436,851,457 ordinary shares held in ITC, representing 12% of the Group's equity stake (the equivalent of 3.5% of ITC's ordinary shares). Refer to note 27(b)(i) for further details.
On 24 July 2023, ITC announced a proposed demerger of its ‘Hotels Business’ under a scheme of arrangement by which 60% of the newly incorporated entity would be held directly by ITC's shareholders proportionate to their shareholding in ITC. In January 2025, ITC Hotels Limited (ITC Hotels) was listed and commenced trading on the National Stock Exchange of India (NSE) and Bombay Stock Exchange (BSE). The Group’s direct stake in ITC Hotels was
15% at that time and was recognised as an investment held at fair value (refer to note 18).
Organigram Global Inc.
On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded
Organigram Global Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.90% equity stake in Organigram
Global Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol ‘OGI’) to become its largest shareholder. Due to subsequent acquisitions carried out by Organigram and the Group’s additional investments, referred to below, the Group’s effective interest in Organigram for equity accounting purposes at the end of 2025 was 36.77% (2024: 35.09%) of which common shares accounted for 26.90% (2024: 27.82%) and preferred shares for
9.87% (2024: 7.27%). Organigram prepares accounts on a quarterly basis with a 30 September year-end. As permitted by IAS 28, results up to 30 September
2025 have been used in applying the equity method.
No impairment has been recognised during the year and the carrying value of this investment as at 31 December 2025 was £94 million (2024: £65 million).
Management will continue to monitor the carrying value, in line with IAS 36, over the course of future periods.
In November 2023, the Group announced the signing of an agreement for a further investment in Organigram. At 31 December 2023, the proposed investment of CAD$125 million (£74 million) was subject to customary conditions, including necessary approvals by the shareholders of Organigram, which was given on 18 January 2024. On 24 January 2024, BAT made the first tranche investment of CAD$42 million (£24 million) acquiring a further 12,893,175 common shares of Organigram at a price of CAD$3.22 per share. On 30 August 2024, BAT made the second tranche investment of CAD$42 million
(£24 million) acquiring a further 4,429,740 common shares and 8,463,435 preferred shares of Organigram at a price of CAD$3.22 per share. Goodwill of
£5 million was recognised following these investments which has been recognised net of fair value of the embedded derivative in relation to the investment agreement. On 28 February 2025, the Group made the third and final tranche investment in Organigram for CAD$42 million (£23 million) subscribing for

British American Tobacco p.l.c. Form 20-F 2025
7,562,447 common shares and 5,330,728 preferred shares at the same price as the previous two tranches. Under the terms of the agreement, the Group’s voting rights are restricted to 30%.
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
Other
During the year, the Group further invested £3 million in Awake Corporation (Awake) increasing our interest to 41.6%. Previous to the additional investment, the Group classified the investment as fair value through other comprehensive income. Following the additional investment, the Group applied equity accounting and the carrying value of Awake as at 31 December 2025 is £11 million of which goodwill is £10 million.
In 2025, the Group fully impaired its investment in Steady State LLC resulting to a loss of £6 million.
In December 2025, the Group disposed of its fully written off investment in Samfruit JSC for consideration of nil.
15 Retirement benefit schemes
The Group's subsidiary undertakings in multiple jurisdictions operate various funded and unfunded defined benefit schemes, including pension and post-
retirement healthcare schemes, and defined contribution pension schemes, with the Group’s most significant arrangements being in the U.S., the UK,
Canada, Germany, Switzerland and the Netherlands. Together, schemes in these territories account for over 90% of the total underlying obligations of the
Group’s defined benefit arrangements and over 60% of the current service cost.
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
The funded arrangements in the Group have policies on investment management, including strategies over a preferred long-term investment profile, and schemes in certain territories including Canada and the Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities. In addition, as noted below, certain arrangements in the UK, Canada and the Netherlands have been de-risked through the purchase of insurance policies. The majority of funded schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, and after taking into account regulatory requirements in each territory. The Group’s contributions to funded defined benefit schemes in 2026 in total are expected to be £22 million compared to
£20 million in 2025.
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

British American Tobacco p.l.c. Form 20-F 2025
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
subsidiaries, the Group may make contributions, either as required by statutory requirements or at the discretion of the Group. As discussed further below, as of 31 December 2025, the Reynolds American Pension Plan was reporting a surplus and is greater than 100% funded, with the aim of remaining fully funded in the long-term. During 2025, the Group contributed £5 million (2024: £10 million) to its funded pension and post-retirement plans in the U.S. The Group does not expect to make significant contributions in 2026.
With effect from 31 December 2024, accrual has ceased for salaried U.S. employees who participate in the qualified (RAPP) and non-qualified pension plans. A past service credit of £18 million was recognised on the difference between the salary increase assumption for active members and the inflation assumption for deferred members at the date of the plan amendment and curtailment of benefits.
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
At 31 December 2025, the Reynolds and Affiliates Pension Plan was reporting a surplus under IAS 19 in total of £533 million (2024: £507 million). Under the rules of this plan, after assuming the gradual settlement of the plan liabilities over the lives of the arrangements, the majority of any surplus would be repurposed for other existing or replacement benefit plans. Residual amounts returnable to the Group in the event of a termination or other distribution would trigger an excise charge and, accordingly, a surplus restriction of £54 million (2024: £14 million) has been recognised.
In addition to the above, assets and liabilities of £34 million and £35 million, respectively, in relation to a legacy U.S. arrangement acquired with the Imasco
Limited transaction in 2000 were settled during the year.
United Kingdom
In the UK, the main pension arrangement is the British American Tobacco UK Pension Fund (UKPF), which is established under trust law and has a corporate trustee (the UK Trustee) that is required to run the scheme in accordance with the UKPF’s Trust Deed and Rules and to comply with the Pension
Scheme Act 1993, Pensions Act 1995, Pensions Act 2004 and all other relevant legislation. The UKPF was closed to new members from 1 April 2005, and with effect from 1 July 2020, UKPF was closed to further accrual of benefits with all active members becoming deferred members.
As part of its risk management strategy, on 31 May 2019, the UK Trustee entered into a buy-in agreement with Pension Insurance Corporation plc (PIC) to acquire an insurance policy with the intent of matching a specific part of the UKPF’s future cash flows arising from the accrued pension liabilities of retired and deferred members and improving the security to the UKPF and its members. On 19 May 2021, the UK Trustee entered into an agreement with PIC to acquire a second buy-in policy with PIC, and on 26 October 2022, a third and final buy-in policy was acquired with PIC. The premiums paid on each buy-in transaction were subject to a subsequent true-up process to take account of data verification and changes in membership data and this process was concluded on 29 August 2025 with a net payment to the UKPF of £20 million which has been recognised within actuarial gains and losses on plan assets.
On 19 September 2025, the UK Trustee entered into a buy-out transaction with PIC with the premium of £28 million being paid on 22 September 2025 by the UK Trustee from Fund assets at that time. A member communication, confirming the UK Trustee decisions regarding the buy-out, proposed distribution of surplus assets to the Group and the initiation of a formal wind-up process, which is supported by the Group, has been issued to scheme members. The second statutory surplus notice was issued to members in January 2026 confirming the UK Trustee decision to return the remaining surplus to the sponsoring employer less applicable tax. The Group will have exposure to certain contingent risks as a result of the buy-out and wind-up process which are not considered to be material.
The buy-out process will not conclude until the liabilities of the UKPF have been formally extinguished by the issuance of individual insurance contracts to all scheme members, which is scheduled for the first half of 2026. Consequently, the Group has continued to report and value the liabilities of the UKPF at
31 December 2025. The value of the liabilities (and matching assets) at this date was £1,845 million. The settlement cost of these liabilities, represented by the additional premium, has been recognised as a charge and an adjusting item in the current year.
On 16 March 2023, the Schedule of Contributions was amended to remove any funding commitment for the foreseeable future, which was reconfirmed in the
Schedule of Contributions dated 17 December 2023. Consequently, no contributions were made to the UKPF in 2025 or 2024 and given the proposed wind-
up of the trust, no further contributions are expected in future.
The formal triennial actuarial valuation of the UKPF was last carried out with an effective date of 31 March 2023. This showed that UKPF had a surplus of
£111 million on a technical provisions basis, in accordance with the statutory funding objective. Under IAS 19, this was reported as a net retirement benefit asset of £142 million (2024: £169 million). Under the UKPF scheme rules, the UK Trustee does not have a unilateral power to commence a wind up of the
UKPF, and the Group has historically recognised a surplus as an unconditional right to a refund assuming the gradual settlement of the UKPF liabilities over the life of the scheme with any future surplus returnable to the Group at the end of the life of the scheme. Given the initiation of the wind-up process and the intention to distribute the surplus assets to the Group once the buyout process is complete and the scheme liabilities are fully extinguished, the scheme assets not represented by the value of the insurance contracts have been recognised at fair value. Under current tax legislation, a charge of 25% (2024: 25%) would arise on the gross amount of any authorised surplus payment and the potential impact of this has been accounted for as part of the Group’s deferred tax liability. The surplus noted above is stated after a restriction for the estimated value of run-off and wind-up costs due to be incurred, which has been estimated to be around £5 million.
In June 2023, the High Court handed down a decision in the case of Virgin Media Limited v NTL Pension Trustees II Limited and Ors. This decision has potential but uncertain implications in the UK for the validity of certain amendments to contracted-out arrangements between 1997 and 2016 where the requisite actuarial confirmation was not obtained at the time amendments were made. An amendment to a contracted-out scheme without appropriate actuarial confirmation could be void. On 5 June 2025, the UK Government announced that they intended to introduce legislation to give affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historical benefit changes met the necessary standards.
On 2 September 2025, the UK Government published draft amendments to the Pensions Scheme Bill. The draft legislation will need to be agreed by both
Houses of Parliament before it passes into law. The timeframe for this legislation is unclear at present. In response to this, the UK Trustee has undertaken limited investigation into this matter pending further developments and opinions from the Courts and the UK Government. As at 31 December 2025 and
31 December 2024, management have not identified any benefit uncertainties for which the potential impact would need to be considered and will continue to monitor developments during 2026 and beyond. Under the existing insurance policies, any potential exposure arising from this issue would be uninsured and wholly borne by the Group.
Other territories
Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the
Contractual Trust Arrangements and are anticipated to be around £5 million in 2026 and £38 million per annum for the four years after that. Contributions to pension schemes in Canada, Netherlands and Switzerland in total are anticipated to be around £5 million in 2026 and then also around £2 million per annum for the four years after that.

British American Tobacco p.l.c. Form 20-F 2025
For schemes in Germany reporting surpluses of £173 million (2024: £103 million), these surpluses have been recognised as an unconditional right to a refund assuming the gradual settlement of the pension liabilities over the life of the scheme, with any future surplus returnable to the Group at the end of the life of the scheme. For schemes in surplus in Canada of £30 million (2024: £34 million), the economic benefit has been calculated as a combination of the expected level of administration expenses which may be charged to the plan assets in accordance with the plan rules, which economically represents a potential surplus refund, and the value of the employer reserve account as defined in legislation, which represents a potential reduction in contributions on an ongoing basis or a surplus refund at the end of the life of the scheme.
On 8 May 2025, the main pension scheme in the Netherlands (Stichting Pensioenfonds British American Tobacco) carried out a partial buy-in transaction as part of the Group’s derisking strategy with Aegon Levensverzekering N.V. for an insurance contract which covers the nominal pension entitlements at 30
April 2025 and future price inflation. In addition, future accruals of benefits will continue for the 11 active members up to the end of December 2027. The deal was fully financed by existing assets of €586 million (£498 million) of the pension fund, realising a loss on transfer of assets of approximately
€67 million (£57 million) recognised as part of the actuarial loss on the revaluation of scheme assets and liabilities in Other Comprehensive Income.
In addition, on 1 October 2024, the Group concluded a transaction to transfer all of the remaining assets and liabilities of the scheme associated with the
Group’s Groningen factory, which closed in 2022, allowing the Group to fully settle these obligations by transfer to an insurance company, Nationale-
Nederlanden, in a buy-out arrangement. Approximately €235 million (£199 million) of plan assets and liabilities were removed from the balance sheet.
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
Unfunded arrangements
The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due, including UK-based Defined Benefit and Defined Contribution Unapproved Unfunded Retirement
Benefit Schemes (DB UURBS and DC UURBS, respectively). The DC UURBS credits accrued in the year are increased in line with the Company’s
Weighted Average Cost of Debt and the scheme is therefore treated as a defined benefit scheme under IAS 19. For unfunded pension schemes in the U.S. and
UK, 54% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 29% between 10 and 20 years, 12% between 20 and
30 years, and 5% thereafter. For unfunded healthcare schemes in the U.S. and Canada, 71% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 23% between 10 and 20 years, 5% between 20 and 30 years, and 1% thereafter.
The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total
	2025 £m	2024 £m	2025 £m	2024 £m	2025 £m	2024 £m
Present value of funded scheme liabilities	(5,266)	(5,560)	(138)	(145)	(5,404)	(5,705)
Fair value of funded scheme assets	6,175	6,472	127	140	6,302	6,612
	909	912	(11)	(5)	898	907
Unrecognised funded scheme surpluses	(124)	(56)	—	—	(124)	(56)
	785	856	(11)	(5)	774	851
Present value of unfunded scheme liabilities	(348)	(358)	(347)	(376)	(695)	(734)
	437	498	(358)	(381)	79	117

The above net asset/(liability) is recognised in the balance sheet as follows:
– retirement benefit scheme liabilities	(436)	(434)	(365)	(386)	(801)	(820)
– retirement benefit scheme assets	873	932	7	5	880	937
	437	498	(358)	(381)	79	117
The net assets of funded pension schemes by territory are as follows:

	Liabilities		Assets		Total
	2025 £m	2024 £m	2025 £m	2024 £m	2025 £m	2024 £m
– U.S.	(1,255)	(1,380)	1,736	1,843	481	463
– UK	(1,871)	(1,942)	2,016	2,109	145	167
– Germany	(657)	(695)	830	798	173	103
– Canada	(462)	(499)	492	534	30	35
– Netherlands	(444)	(465)	450	542	6	77
– Switzerland	(232)	(243)	268	267	36	24
– Rest of Group	(345)	(336)	383	379	38	43
Funded schemes	(5,266)	(5,560)	6,175	6,472	909	912
Of the Group’s unfunded pension schemes, 49% (2024: 47%) relate to arrangements in the UK and 37% (2024: 38%) relate to arrangements in the U.S., while 86% (2024: 87%) of the Group’s unfunded healthcare arrangements relate to arrangements in the U.S.

British American Tobacco p.l.c. Form 20-F 2025
The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total
	2025 £m	2024 £m	2025 £m	2024 £m	2025 £m	2024 £m
Defined benefit schemes
Service cost
– current service cost	26	37	1	1	27	38
– past service cost/(credit), curtailments and settlements	32	(18)	—	—	32	(18)
Net interest on the net defined benefit liability
– interest on scheme liabilities	283	288	26	28	309	316
– interest on scheme assets	(307)	(312)	(8)	(8)	(315)	(320)
– interest on unrecognised funded scheme surpluses	3	3	—	—	3	3
	37	(2)	19	21	56	19
Defined contribution schemes	110	96	—	—	110	96
Total amount recognised in the income statement (note 3)	147	94	19	21	166	115
The above charges are recognised within employee benefit costs in note 3 and include a charge of £28 million in 2025 in respect of settlement costs which has been classified as an adjusting item. Included in current service cost in 2025 is £7 million (2024: £11 million) of administration costs. Current service cost is stated after netting employee contributions, where applicable.
The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total
	2025 £m	2024 £m	2025 £m	2024 £m	2025 £m	2024 £m
Present value at 1 January	5,918	6,647	521	555	6,439	7,202
Differences on exchange	(36)	(127)	(32)	5	(68)	(122)
Current service cost	26	37	1	1	27	38
Past service (credit)/cost and settlements	(29)	(221)	—	—	(29)	(221)
Interest on scheme liabilities	283	288	26	28	309	316
Contributions by scheme members	2	2	—	—	2	2
Benefits paid	(430)	(470)	(52)	(54)	(482)	(524)
Actuarial losses/(gains)
– arising from changes in demographic assumptions	16	(13)	—	—	16	(13)
– arising from changes in financial assumptions	(131)	(239)	12	(6)	(119)	(245)
Experience (gains)/losses	(5)	14	9	(8)	4	6
Present value at 31 December	5,614	5,918	485	521	6,099	6,439
Changes in financial assumptions principally relate to discount rate movements and changes in inflation in both years. Experience (gains)/losses relates to variations from previous assumptions for inflationary increases for pensions-in-payment and deferred pensions as well as adjustments for membership data.
Past service (credit)/cost and settlements in the table above in 2025 includes the impact of the settlement of a legacy scheme in the U.S. of £35 million, while for 2024 it includes amounts relating to the cessation of accruals for salaried employees in the U.S. and the buy-out of the Groningen liabilities in the
Netherlands.
Scheme liabilities by scheme membership:

	Pension schemes		Healthcare schemes		Total
	2025 £m	2024 £m	2025 £m	2024 £m	2025 £m	2024 £m
Active members	545	582	22	22	567	604
Deferred members	632	756	1	1	633	757
Retired members	4,437	4,580	462	498	4,899	5,078
Present value at 31 December	5,614	5,918	485	521	6,099	6,439
Over 95% of scheme liabilities in both years relate to guaranteed benefits.

British American Tobacco p.l.c. Form 20-F 2025
The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total
	2025 £m	2024 £m	2025 £m	2024 £m	2025 £m	2024 £m
Fair value of scheme assets at 1 January	6,472	7,172	140	145	6,612	7,317
Differences on exchange	(50)	(128)	(9)	2	(59)	(126)
Settlements	(61)	(203)	—	—	(61)	(203)
Interest on scheme assets	307	312	8	8	315	320
Company contributions	20	30	—	—	20	30
Contributions by scheme members	2	2	—	—	2	2
Benefits paid	(403)	(442)	(15)	(15)	(418)	(457)
Actuarial (losses)/gains	(112)	(271)	3	—	(109)	(271)
Fair value of scheme assets at 31 December	6,175	6,472	127	140	6,302	6,612
The actuarial losses and gains in both years principally relate to movements in the fair values of scheme assets including revaluations on initial recognition and subsequent remeasurement of insurance assets acquired in the buy-in transactions referred to above, including any adjustments to premiums paid for subsequent verification of membership data in relation to these policies. Actual returns are stated net of applicable taxes and fund management fees.
Settlements in the table above in 2025 include the impact of the settlement of a legacy scheme in the U.S. of £34 million and the payment of a premium on a buy-out transaction in the UK of £28 million which will conclude in 2026, and, in 2024, the value of assets derecognised relating to the buy-out of the
Groningen net liabilities in the Netherlands.
Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

	Pension schemes		Healthcare schemes		Total
	2025 £m	2024 £m	2025 £m	2024 £m	2025 £m	2024 £m
Equities ‒ listed	340	336	6	5	346	341
Equities ‒ unlisted	641	688	—	—	641	688
Bonds ‒ listed	877	1,180	23	25	900	1,205
Bonds ‒ unlisted	794	777	79	98	873	875
Buy-in insurance policies	2,681	2,345	—	—	2,681	2,345
Other assets ‒ listed	500	509	9	2	509	511
Other assets ‒ unlisted	342	637	10	10	352	647
Fair value of scheme assets at 31 December	6,175	6,472	127	140	6,302	6,612
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
In the U.S. pension plan, assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches. Allowable investment types include public equity, fixed income, real assets, private equity and hedge funds. The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.
The fair values of insurance policies related to buy-in transactions in the UK, Canada and the Netherlands were estimated as the present value of the underlying obligations covered by the insurance policy and consequently the valuation of these assets at each balance sheet date is subject to the same measurement uncertainty as for the related scheme liabilities.
The insurance assets in relation to the UKPF of £1,845 million included in the above table will be derecognised upon extinguishment of the UKPF liabilities in the first quarter of 2026. Until the buy-out of the UKPF scheme takes effect in 2026, the insurance contract is valued as a buy-in policy. The residual assets of UKPF of £148 million (2024: £169 million) predominantly consist of cash and a proportion of illiquid investments, such as private equity and infrastructure investments. These assets are expected to be distributed to the Group once the buy-out transaction referred to above is completed and the wind-up process of the UKPF is implemented.

British American Tobacco p.l.c. Form 20-F 2025
The recognition of retirement benefit surpluses on the balance sheet is restricted where the economic benefit, in the form of a potential refund or reduction in future contributions, has a present value which is less than the net assets of the scheme. The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total
	2025 £m	2024 £m	2023 £m	2025 £m	2024 £m	2023 £m	2025 £m	2024 £m	2023 £m
Unrecognised funded scheme surpluses at 1 January	(56)	(40)	(60)	—	—	—	(56)	(40)	(60)
Differences on exchange	2	1	—	—	—	—	2	1	—
Interest on unrecognised funded scheme surpluses	(3)	(3)	(4)	—	—	—	(3)	(3)	(4)
Movement in year (note 22)	(67)	(14)	24	—	—	—	(67)	(14)	24
Unrecognised funded scheme surpluses at 31 December	(124)	(56)	(40)	—	—	—	(124)	(56)	(40)
The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following territories are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date.

						2025						2024
	U.S.	UK	Germany	Canada	Netherlands	Switzerland	U.S.	UK	Germany	Canada	Netherlands	Switzerland
Rate of increase in salaries (%)	3.4	Nil	2.8	2.5	2.0	2.0	3.3	Nil	2.8	2.5	2.0	2.0
Rate of increase in pensions in payment (%)	2.5	3.0	2.0	Nil	2.0	—	2.4	3.2	2.2	Nil	2.1	Nil
Rate of increase in deferred pensions (%)	0.1	2.4	2.0	Nil	2.0	—	0.1	2.8	2.2	Nil	2.1	—
Discount rate (%)	5.3	5.5	4.1	4.7	4.1	1.2	5.6	5.5	3.5	4.6	3.5	0.9
General inflation (%)	2.5	3.0	2.0	2.0	2.0	1.1	2.5	3.2	2.2	2.0	2.0	1.1

						2025						2024
	U.S.	UK	Germany	Canada	Netherlands	Switzerland	U.S.	UK	Germany	Canada	Netherlands	Switzerland
Weighted average duration of liabilities (years)	9.6	11.2	10.2	9.0	12.5	10.5	9.6	11.4	10.6	9.0	13.6	10.9
For healthcare inflation in the U.S., the assumption is 7.0% for 2025 (2024: 7.0%) and in Canada, the assumption is 5.0% (2024: 5.0%).
Mortality assumptions are subject to regular review. The principal schemes used the following tables:

U.S.
Pri-2012 mortality table without collar or amount adjustments projected with MP-2021 generational projection. For retirees in former PEP portion of RAPP, RP-2006 mortality table with white collar adjustments projected with MP-2021 generational projection (both years)

UK
S3PA (YOB) with the CMI (2024) improvement model (smoothing parameter of 7) and 15% weighting to the 2022 and 2023 data with a
1.25% long-term improvement rate (2024: S3NA (YOB) with the CMI (2023) improvement model (smoothing parameter of 7) and 15%
weighting to the 2022 and 2023 data with a 1.25% long-term improvement rate applied from 2020 onwards)

Germany	RT Heubeck 2018 G (both years)
Canada	CPM-2014 Private Table (both years)
Netherlands	AG Prognosetafel 2024 (both years)
Switzerland	LPP/BVG 2020 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate (both years)

British American Tobacco p.l.c. Form 20-F 2025
Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	U.S.		UK		Germany		Canada		Netherlands		Switzerland
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
31 December 2025
Member age 65 (current life expectancy)	22.3	23.8	22.9	24.2	20.9	24.3	22.2	24.5	21.1	24.8	22.2	24.0
Member age 45 (life expectancy at age 65)	22.4	24.3	24.4	26.2	23.6	26.5	23.2	25.4	23.3	26.6	24.2	25.9
31 December 2024
Member age 65 (current life expectancy)	22.2	23.7	22.6	24.1	20.8	24.2	22.1	24.5	21.0	24.7	22.1	23.9
Member age 45 (life expectancy at age 65)	22.3	24.2	24.1	26.1	22.5	26.4	23.1	25.4	23.2	26.5	24.1	25.8
For the remaining territories, typical assumptions are that real salary increases will be from 0% to 12.0% (2024: 0% to 9.8%) per annum and discount rates will be from 0% to 9.5% (2024: 0% to 8.7%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation.
Assumptions of life expectancy are in line with best practice in each territory. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.
The valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2025 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases and pension increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	percentage increase £m	percentage decrease £m
Average life expectancy – increase/(decrease) of scheme liabilities	109	(110)
Rate of inflation (+/- 25bps) – increase/(decrease) of scheme liabilities			75	(72)
Discount rate (+/- 50bps) – (decrease)/increase of scheme liabilities			(252)	274
A one percent increase in healthcare inflation would increase healthcare scheme liabilities by £17 million, and a one percent decrease would decrease liabilities by £14 million. The income statement effect of this change in assumption is not material.

British American Tobacco p.l.c. Form 20-F 2025
16 Deferred tax
Net deferred tax (liabilities)/assets comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m
1 January 2025	7	26	378	(197)	22	(11,928)	2,586	(9,106)
Differences on exchange	10	7	—	15	(1)	809	(101)	739
Credited/(charged) to the income statement	(13)	(4)	311	32	(22)	354	(796)	(138)
Credited relating to changes in tax rates	2	2	—	—	—	206	(8)	202
Credited/(charged) to other comprehensive income	—	—	—	—	5	—	(13)	(8)
31 December 2025	6	31	689	(150)	4	(10,559)	1,668	(8,311)
1 January 2024	32	(21)	373	(221)	39	(12,486)	1,003	(11,281)
Differences on exchange	(5)	3	(1)	3	(1)	(227)	(4)	(232)
(Charged)/credited to the income statement	(24)	42	6	21	(21)	517	1,635	2,176
Credited/(charged) relating to changes in tax rates	4	2	—	—	—	268	(25)	249
Credited/(charged) to other comprehensive income	—	—	—	—	5	—	(23)	(18)
Net reclassifications as held-for-sale	—	—	—	—	—	—	—	—
31 December 2024	7	26	378	(197)	22	(11,928)	2,586	(9,106)
The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £2,032 million and deferred tax liability of
£10,343 million (2024: deferred tax asset of £2,573 million and deferred tax liability of £11,679 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.
The upfront cash payment in relation to the Approved Plans in Canada  described further in notes 24 and 31 gave rise to a tax loss in Canada. This tax loss is partially carried back to offset taxable profits of prior years and the remainder of the tax loss is carried forward to be utilised against future taxable income.
The movement in other temporary difference during 2025 primarily relates to the utilisation of the deferred tax asset established in 2024 in relation to the
Approved Plans and the movement in tax losses during 2025 includes recognition of deferred tax asset on losses available to be carried forward.
The Group net deferred tax liability of £8,311 million includes a net deferred tax asset of £727 million (2024: £551 million) in relation to UK Group companies, which relates mainly to tax losses (£501 million; 2024: £394 million) and the excess of capital allowances over depreciation (£221 million; 2024:
£215 million). The tax losses are expected to be utilised in future periods as a result of increased profitability in UK Group companies which is expected to follow from improved efficiency in the delivery of business activities. Based on current forecasts UK group companies are expected to generate taxable profits from 2028, from which time it is expected that the tax losses will start to reduce. The losses are forecast to be fully utilised within 7 years thereafter, accounting for a 10% increase or decrease in the total profits of UK group companies.
The Group has applied the mandatory exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in accordance with IAS 12 Income Taxes.
At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £366 million (2024: £365 million) which have no expiry date and unused tax losses of £156 million (2024: £201 million) which will expire within the next 20 years.
In 2025 and 2024 the Group has not recognised any deferred tax asset in respect of deductible temporary differences which have no expiry date and has not recognised any deferred tax asset (2024: nil) in respect of deductible temporary differences which will expire within the next 10 years.
At the balance sheet date, the Group has unused tax credits of £80 million (2024: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.
At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax and for which no withholding tax liability has been recognised was £0.8 billion (2024: £1.2 billion).

British American Tobacco p.l.c. Form 20-F 2025
17 Trade and other receivables

	2025 £m	2024 £m
Trade receivables	3,082	2,855
Loans and other receivables	639	689
Prepayments and accrued income	369	342
	4,090	3,886
Current	3,802	3,604
Non-current	288	282
	4,090	3,886
Trade receivables
The majority of receivables are held in order to collect contractual cash flows, in accordance with the Group’s business model for managing financial assets, and hence are measured at amortised cost. In certain countries, however, the Group has entered into factoring arrangements and periodically sells certain trade receivables to banks and other financial institutions, without recourse, for cash. These trade receivables have been derecognised from the balance sheet to reflect the transfer by the Group of substantially all of the risks and rewards of the receivables, including credit risk. Consequently, the cash inflows have been recognised within operating cash flows. Typically in these arrangements, the Group also acts as a collection agent for the bank. At 31 December 2025, the value of trade receivables derecognised through the factoring arrangements where the Group acts as a collection agent was £629 million
(2024: £535 million) and where the Group does not act as a collection agent was £14 million (2024: £7 million). Included in trade receivables above is
£76 million (2024: £213 million) of trade debtor balances which were available for factoring under these arrangements. In addition, the Group participates in certain supply chain finance programmes utilised by its customers allowing the Group to receive payment for invoices earlier than the agreed due date at a discounted value. At 31 December 2025, the value of trade receivables derecognised through these arrangements was £226 million (2024: £172 million).
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
Under these agreements there is normally no recourse to the Group in the event of credit default by customers. However, the Group is subject to various performance obligations under the arrangement including notifying the financial institution of credit default or of changes to, or termination of, the customer supply agreement. The amount derecognised from trade receivables at 31 December 2025 in relation to these arrangements is £10 million (2024: £20 million).
The cash flows have been recognised within operating cash flows.
The Group also participates in agreements with customers where the Group can request early payment of invoices at a discount. The discount is recognised as a deduction against revenue. At 31 December, £13 million was received in advance of the invoice due date (2024: £82 million).
Loans and other receivables
Included in loans and other receivables are £135 million of litigation related deposits (2024: £113 million). Management has determined that these payments represent a resource controlled by the entity, as a result of past events and from which future economic benefits are expected to flow to the entity either by being recoverable on conclusion of ongoing appeal processes or by reducing amounts potentially payable should the appeal process fail. These deposits are held at the fair value of consideration transferred and are offset against provisions, if applicable, only once funds have transferred out from the deposit account.
The effect of discounting would be immaterial.
Loans and other receivables include £52 million (2024: £57 million) as a current receivable in relation to outstanding proceeds from the sale of the Group’s
Iranian subsidiary in 2021. Given the ongoing political situation, heightened sanctions and other uncertainties coupled with the passage of time the receivable has been outstanding, during 2023, the Group recognised an expected credit loss of £28 million.
Also included in loans and other receivables are deposits that do not meet the definition of cash and cash equivalents as well as loans provided to farmers.
The cash flows arising from these transactions are included in investing activities and have been reconciled, in note 18, to the cash flow statement.
Prepayments and accrued income
Prepayments and accrued income include £29 million (2024: £16 million) of accrued income primarily in relation to rebates and royalties.
Other disclosures
Amounts receivable from related parties including associated undertakings are shown in note 30.
Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2025 £m	2024 £m
Trade receivables – gross	3,128	2,900
Trade receivables – allowance	(46)	(45)
Loans and other receivables – gross	667	717
Loans and other receivables – allowance	(28)	(28)
Prepayments and accrued income	369	342
Net trade and other receivables per balance sheet	4,090	3,886

British American Tobacco p.l.c. Form 20-F 2025
The movements in the allowance account are as follows:

			2025			2024
	Trade receivables £m	Loans and other receivables £m	Total £m	Trade receivables £m	Loans and other receivables £m	Total £m
1 January	45	28	73	70	28	98
Differences on exchange	—	—	—	(3)	—	(3)
Provided in the year*	13	—	13	8	—	8
Utilised	(12)	—	(12)	(30)	—	(30)
31 December	46	28	74	45	28	73
Note: * Amounts provided above are shown net of reversals of unused allowances, which include reversals of £6 million (2024: £18 million).
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
Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 2.6%
(2024: 3.3%), Euro: 4.3% (2024: 5.5%) and other currencies: 1.0% (2024: 1.8%).
There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.
18 Investments held at fair value

			2025			2024
	Fair value through P&L £m	Fair value through OCI £m	Total £m	Fair value through P&L £m	Fair value through OCI £m	Total £m
1 January	594	65	659	652	67	719
Difference on exchange	(20)	(1)	(21)	(40)	—	(40)
Additions	24	11	35	210	4	214
ITC Hotels – demerger from ITC Ltd	—	533	533	—	—	—
Disposals	(517)	(318)	(835)	(288)	—	(288)
Reclassifications	—	(11)	(11)	—	—	—
Other fair value movements	(9)	(2)	(11)	60	(6)	54
31 December	72	277	349	594	65	659
Current	16	—	16	513	—	513
Non-current	56	277	333	81	65	146
	72	277	349	594	65	659
The Group’s investments principally consist of non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents, as well as investments made by the Group’s corporate venture capital unit, Btomorrow Ventures, and other Group companies.
In addition, as a result of ITC’s demerger of its hotel business in January 2025, the Group received a 15% stake in the newly incorporated ITC Hotels in the form of a dividend in specie of £533 million. This has been recognised as a non-cash addition in investments at fair value through other comprehensive income (OCI). In December 2025, around 59% of the Group’s investment in ITC Hotels was sold to investors by way of an accelerated bookbuild process.
Net proceeds from the sale amounted to £318 million. Following completion of the sale, the Group retains a c.6.3% holding in ITC Hotels.
Btomorrow Ventures (BTV) has completed 29 investments since its launch in 2020, and continues to invest in innovative, consumer-led brands, new sciences and technologies, and sustainability to support the Group’s transformational strategy for A Better Tomorrow™. Throughout 2025, BTV has continued to support its portfolio of companies with a number of follow-on investment rounds, and new investments including a UK based venture builder focussed on addressing climate change, Carbon 13, a Cayman Islands fund that targets carbon mitigation, CM Venture Capital Carbon Mitigation Evergreen
Fund, a U.S.-based natural beverages company, Caliwater and a Swiss chemical producer, Bloom Biorenewables SA. During 2024, BTV supported its portfolio of companies with a number of follow-on investment rounds, and new investments including a U.S.-based adaptogens and nootropics beverage company, Hop Wtr Inc., and a German AI-powered sustainable packaging company, one.five.
Investments held at fair value through OCI relate to equity investments in ITC Hotels and various strategic businesses.
Investments held at fair value through profit and loss principally consist of government securities, indexed deposits, treasury bills or other treasury products with maturities of more than three months which, if held for less than 12 months, form part of the Group’s definition of net debt. Investments held at fair value through profit and loss include other strategic investments which do not meet the definition of equity investments. Balances held at 31 December 2024 included £437 million in respect of investments held by subsidiaries in CCAA protection (note 32). These investments were liquidated and paid into the
Global Settlement Trust Account as part of the Upfront Cash Contribution in the second half of 2025.
As at 31 December 2025, investments held at fair value included restricted amounts of nil (2024: £60 million) subject to potential exchange control restrictions.
During 2024, as part of the sale and leaseback transaction in Nigeria, referred to in note 5(b), the Group obtained a 40% interest in Rising Sun Partners LP, a property management company as part of the consideration receivable. As a limited partner, the Group has no voting rights or influence over the entity and has classified the interest as an investment at fair value through profit and loss. The fair value of the investment was £10 million and was derived as a share of the market value of the property owned and managed by Rising Sun Partners LP. As the investment was a non-cash addition it was excluded from the cash flow reconciliation below.

British American Tobacco p.l.c. Form 20-F 2025
Investments held at fair value are predominantly denominated in the functional currencies of subsidiary undertakings with less than 16% in other currencies
(2024: less than 7% in other currencies). There is no material difference between the investments held at fair value and their gross contractual values.
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
Included in the values in the table above are £138 million (2024: £212 million) of level 3 assets. Movements in these assets in 2025 included £35 million
(2024: £128 million) of additions, £71 million (2024: £114 million) of disposals and £38 million of net fair value loss (2024: £6 million net fair value gain).
Below is a reconciliation of the fair value investments cash flows to the cash flow statement – investing activities:

	2025 £m	2024 £m
Cash outflow from investments held at fair value	35	204
Cash outflow from loans and other receivables	19	12
Cash outflows from investments per cash flow statement	54	216
Cash inflow from investments held at fair value	(835)	(288)
Cash inflow from loans and other receivables	(13)	(11)
Cash inflows from investments per cash flow statement	(848)	(299)
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
note 26.

		2025		2024
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
–interest rate swaps	44	92	11	270
– cross-currency swaps	—	5	19	—
Cash flow hedges
– cross-currency swaps	105	—	81	16
– forward foreign currency contracts	61	43	71	33
Net investment hedges
– forward foreign currency contracts	65	18	35	67
Held-for-trading*
– forward foreign currency contracts	22	57	79	31
Embedded derivative relating to associates (note 14)	—	—	—	7
Total	297	215	296	424
Current	162	91	186	156
Non-current	135	124	110	268
	297	215	296	424
Derivatives
– in respect of net debt**	158	146	184	297
– other	139	69	112	127
	297	215	296	424
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
**Derivatives in respect of net debt are in a net asset position of £12 million as at 31 December 2025 (2024: net liability position of £113 million). The Group’s net debt is presented in note 23.
For cash flow hedges, the timing of expected cash flows is as follows: assets of £166 million (2024: £152 million) of which £58 million (2024: £65 million)
is expected within one year and nil (2024: nil) beyond five years and liabilities of £43 million (2024: £49 million) of which £42 million (2024: £48 million) is expected within one year and nil (2024: nil) beyond five years.
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

British American Tobacco p.l.c. Form 20-F 2025
The table below sets out the maturities of the Group’s derivative financial instruments (excluding the embedded derivative relating to associates) on an undiscounted contractual basis, based on spot rates.
The maturity dates of gross-settled derivative financial instruments are as follows:

				2025				2024
	Assets		Liabilities		Assets		Liabilities
	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m
Within one year
–forward foreign currency contracts	7,208	(7,067)	9,580	(9,703)	9,748	(9,556)	6,952	(7,075)
– interest rate swaps	100	(101)	174	(246)	—	(9)	117	(224)
– cross-currency swaps	7	(12)	57	(54)	34	(40)	306	(323)
Between one and two years
–forward foreign currency contracts	771	(756)	96	(98)	377	(365)	199	(202)
– interest rate swaps	120	(106)	624	(617)	18	(14)	231	(316)
– cross-currency swaps	581	(467)	57	(52)	34	(38)	—	—
Between two and three years
– interest rate swaps	120	(112)	136	(139)	19	(15)	229	(249)
– cross-currency swaps	—	—	57	(54)	594	(492)	—	—
Between three and four years
– interest rate swaps	120	(117)	136	(145)	19	(16)	196	(218)
– cross-currency swaps	—	—	994	(1,018)	27	(25)	—	—
Between four and five years
– interest rate swaps	101	(100)	136	(149)	19	(17)	196	(218)
– cross-currency swaps	—	—	—	—	473	(454)	—	—
Beyond five years
– interest rate swaps	291	(293)	279	(331)	279	—	1,217	(685)
	9,419	(9,131)	12,326	(12,606)	11,641	(11,041)	9,643	(9,510)
The Group's net-settled derivative financial instruments are all due within one year with assets inflow of £9 million (2024: £1 million inflow) and liabilities outflow of £1 million (2024: £8 million outflow).
The items designated as hedging instruments are as follows:

		2025		2024
	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m	Nominal amount of hedging instrument £m	Changes in fair value used for calculating hedge ineffectiveness £m
Interest rate risk exposure:
Fair value hedges
– interest rate swaps	7,108	144	6,509	(58)
– cross-currency swaps	427	(26)	459	(2)
Cash flow hedges
– cross-currency swaps	563	(22)	833	18
Foreign currency risk exposure:
Cash flow hedges
– forward foreign currency contracts	2,542	21	3,023	39
Net investment hedges (derivative related)
– forward foreign currency contracts	5,961	48	4,569	(33)
Net investment hedges (non-derivative related)
– debt (carrying value) in borrowings designated as net investment hedges of net assets	383	(20)	363	17

British American Tobacco p.l.c. Form 20-F 2025
20 Inventories

	2025 £m	2024 £m
Raw materials and consumables	2,022	2,056
Finished goods and work in progress	2,254	2,434
Goods purchased for resale	106	126
	4,382	4,616
Write-offs taken to other operating expenses in the Group income statement were £217 million (2024: £134 million; 2023: £250 million). As mentioned in note 33, in 2023, this includes a write-off of stock of leaf following an extreme weather event. Goods purchased for resale include Group brands produced under third-party contract manufacturing arrangements.
21 Cash and cash equivalents

	2025 £m	2024 £m
Cash and bank balances	1,915	3,428
Cash equivalents	1,912	1,869
	3,827	5,297
The carrying value of cash and cash equivalents approximates their fair value.
Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2025 £m	2024 £m
Functional currency	3,111	4,392
US dollar	565	651
Euro	87	115
Other currencies	64	139
	3,827	5,297
In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2025 £m	2024 £m
Cash and cash equivalents as above	3,827	5,297
Less overdrafts and accrued interest	(40)	(193)
Net cash and cash equivalents	3,787	5,104
Cash and cash equivalents also include £24 million (2024: £49 million) of cash that is held as a hedging instrument.
Accrued interest of £3 million (2024: £55 million) was driven by lower cash and cash equivalent balances in certain markets.
Restricted cash
Cash and cash equivalents include restricted amounts of £268 million (2024: £2,072 million) in respect of ITCAN which was previously in CCAA protection
(note 32 and note 24). Accumulated cash and cash equivalents were paid into the Global Settlement Trust Account as part of the Upfront Cash Contribution
(each as defined in the Approved Plans, see note 24) in the second half of 2025. Due to ongoing restrictions associated with the Approved Plans in Canada, cash and cash equivalents held by ITCAN continue to be considered restricted. As at 31 December 2025, further restricted cash and cash equivalents of
£67 million (2024: £339 million) were principally due to exchange control restrictions.

British American Tobacco p.l.c. Form 20-F 2025
22 Capital and reserves
(a) Share capital

	Ordinary shares of 25p each Number of shares	£m
Allotted and fully paid
1 January 2025	2,342,825,304	585
Changes during the year
– share option schemes	89,960	—
– shares bought back and cancelled	(30,460,763)	(8)
31 December 2025	2,312,454,501	577
Allotted and fully paid
1 January 2024	2,456,941,909	614
Changes during the year
– share option schemes	275,824	—
– shares bought back and cancelled	(27,392,429)	(7)
– treasury shares cancelled	(87,000,000)	(22)
31 December 2024	2,342,825,304	585
Allotted and fully paid
1 January 2023	2,456,867,420	614
Changes during the year
– share option schemes	74,489	—
31 December 2023	2,456,941,909	614
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
shareholder. The Company’s Annual General Meeting voting is undertaken by way of a poll.
All rights attached to the Company’s shares held by the Group as treasury shares are suspended until those shares are reissued.
(b) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m
31 December 2025	123	138	26,414	26,675
31 December 2024	121	130	26,414	26,665
31 December 2023	115	101	26,414	26,630
Share premium account
The share premium account includes the difference between the value of shares issued and their nominal value. The share premium increase includes
£2 million (2024: £6 million; 2023: £2 million) in respect of ordinary shares issued under the Company’s share option schemes.
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
Merger reserve account
The merger reserve comprises:
a.In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group and the difference between the fair value of shares issued and their nominal value of £3,748 million was credited to merger reserves; and
b.On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of the Reynolds Group not already owned by the Group.
Shares were issued for the acquisition and the difference between the fair value of shares issued and their nominal value of £22,666 million was credited to merger reserves.

British American Tobacco p.l.c. Form 20-F 2025
(c) Equity attributed to owners of the parent − movements in other reserves and retained earnings (which are after deducting treasury shares)
comprise:

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2025	(1,615)	(84)	45	179	573	(902)	(4,408)	26,018
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	7,764
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	(3,310)					(3,310)
– reclassified and reported in profit for the year	2					2
– net investment hedges − net fair value gains on derivatives	151	—	—	—	—	151	—	—
–net investment hedges − differences on exchange on borrowings	(20)	—	—	—	—	(20)	—	—
Cash flow hedges
– net fair value gains	—	3	—	—	—	3	—	—
– reclassified and reported in profit for the year	—	16	—	—	—	16	—	—
–tax on net fair value gains in respect of cash flow hedges (note 10(f))	—	(13)	—	—	—	(13)	—	—
Investments held at fair value
– net fair value losses	—	—	(2)	—	—	(2)	—	—
–reclassified and reported in retained earnings	—	—	(4)	—	—	(4)	—	4
Associates
− share of OCI, net of tax (note 9)	(134)	1	—	—	—	(133)	—	—
− differences on exchange reclassified to profit or loss (note 9)	47	—	—	—	—	47	—	—
Retirement benefit schemes
– net actuarial losses (note 15)	—	—	—	—	—	—	—	(10)
– surplus recognition (note 15)	—	—	—	—	—	—	—	(66)
Associates − share of OCI, net of tax (note 9)	—	—	(4)	—	—	(4)	—	—
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	21	—	—	—	21	—	—
Employee share options
– value of employee services	—	—	—	—	—	—	—	83
– treasury shares used for share option schemes	—	—	—	—	—	—	9	(9)
Dividends and other appropriations
– ordinary shares	—	—	—	—	—	—	—	(5,240)
Purchase of own shares
– held in employee share ownership trusts	—	—	—	—	—	—	(61)	—
– share buy-back programme	—	—	—	—	—	—	—	(1,114)
Perpetual hybrid bonds
– coupons paid	—	—	—	—	—	—	—	(55)
– tax on coupons paid	—	—	—	—	—	—	—	14
– redemption of perpetual hybrid bonds, net of costs	—	—	—	—	—	—	—	(31)
– reclassification of issuance costs. net of tax	—	—	—	—	—	—	—	(8)
Non-controlling interests – acquisitions (note 27(c))	—	—	—	—	—	—	—	(15)
Other movements	—	—	—	—	—	—	77	(23)
31 December 2025	(4,879)	(56)	35	179	573	(4,148)	(4,383)	27,312

British American Tobacco p.l.c. Form 20-F 2025

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2024	(1,470)	(194)	18	179	573	(894)	(7,096)	31,627
Comprehensive income and expense
Profit for the year	—	—	—	—	—	—	—	3,068
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	(193)	—	—	—	—	(193)	—	—
– reclassified and reported in profit for the year	—	—	—	—	—	—	—	—
–net investment hedges – net fair value gains on derivatives	20	—	—	—	—	20	—	—
–net investment hedges – differences on exchange on borrowings	17	—	—	—	—	17	—	—
Cash flow hedges
– net fair value gains	—	65	—	—	—	65	—	—
– reclassified and reported in profit for the year	—	36	—	—	—	36	—	—
–tax on net fair value gains in respect of cash flow hedges (note 10(f))	—	(23)	—	—	—	(23)	—	—
Investments held at fair value
– net fair value losses	—	—	(6)	—	—	(6)	—	—
Associates
− share of OCI, net of tax (note 9)	(32)	19	—	—	—	(13)	—	—
− differences on exchange reclassified to profit or loss (note 9)	43	—	—	—	—	43	—	—
Retirement benefit schemes
– net actuarial losses (note 15)	—	—	—	—	—	—	—	(19)
– surplus recognition (note 15)	—	—	—	—	—	—	—	(14)
–tax on actuarial gains in respect of subsidiaries (note 10(f))	—	—	—	—	—	—	—	(1)
Associates − share of OCI, net of tax (note 9)	—	—	33	—	—	33	—	—
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	13	—	—	—	13	—	—
Employee share options
– value of employee services	—	—	—	—	—	—	—	70
– treasury shares used for share option schemes	—	—	—	—	—	—	8	(8)
Dividends and other appropriations
– ordinary shares	—	—	—	—	—	—	—	(5,209)
Purchase of own shares
– held in employee share ownership trusts	—	—	—	—	—	—	(94)	—
– share buy-back programme	—	—	—	—	—	—	—	(698)
Treasury shares cancelled	—	—	—	—	—	—	2,685	(2,685)
Perpetual hybrid bonds
– coupons paid	—	—	—	—	—	—	—	(56)
– tax on coupons paid	—	—	—	—	—	—	—	14
Reclassification of equity in respect of assets classified as held-for-sale	—	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	—	89	(71)
31 December 2024	(1,615)	(84)	45	179	573	(902)	(4,408)	26,018

British American Tobacco p.l.c. Form 20-F 2025

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2023	2,200	(327)	30	179	573	2,655	(7,116)	51,197
Comprehensive income and expense
Loss for the year	—	—	—	—	—	—	—	(14,367)
Foreign currency translation and hedges of net investments in foreign operations
–differences on exchange from translation of foreign operations	(4,007)	—	—	—	—	(4,007)	—	—
– reclassified and reported in profit for the year	552	—	—	—	—	552	—	—
–net investment hedges – net fair value loss on derivatives	236	—	—	—	—	236	—	—
–net investment hedges – differences on exchange on borrowings	9	—	—	—	—	9	—	—
Cash flow hedges
– net fair value gains	—	59	—	—	—	59	—	—
– reclassified and reported in profit for the year	—	12	—	—	—	12	—	—
–tax on net fair value gains in respect of cash flow hedges (note 10(f))	—	(23)	—	—	—	(23)	—	—
Investments held at fair value
– net fair value gains	—	—	(6)	—	—	(6)	—	—
Associates – share of OCI, net of tax (note 9)	(165)	58	—	—	—	(107)	—	—
Retirement benefit schemes
– net actuarial gains (note 15)	—	—	—	—	—	—	—	(106)
– surplus recognition (note 15)	—	—	—	—	—	—	—	24
–tax on actuarial gains in respect of subsidiaries (note 10(f))	—	—	—	—	—	—	—	30
Associates – share of OCI, net of tax (note 9)	—	—	(6)	—	—	(6)	—	1
Other changes in equity
Cash flow hedges reclassified and reported in total assets	—	27	—	—	—	27	—	—
Employee share options
–value of employee services	—	—	—	—	—	—	—	71
–treasury shares used for share option schemes	—	—	—	—	—	—	14	(14)
Dividends and other appropriations
–ordinary shares	—	—	—	—	—	—	—	(5,071)
Purchase of own shares
–held in employee share ownership trusts	—	—	—	—	—	—	(110)	—
– share buy-back programme	—	—	—	—	—	—	—	—
Perpetual hybrid bonds
– coupons paid	—	—	—	—	—	—	—	(58)
– tax on coupons paid	—	—	—	—	—	—	—	14
Non-controlling interests − acquisitions (note 27(c))	—	—	—	—	—	—	—	—
Reclassification of equity in respect of assets classified as held-for-sale	(295)	—	—	—	—	(295)	—	—
Other movements	—	—	—	—	—	—	116	(94)
31 December 2023	(1,470)	(194)	18	179	573	(894)	(7,096)	31,627

British American Tobacco p.l.c. Form 20-F 2025
(i) Translation reserve:
The translation reserve is explained in the accounting policy on foreign currencies in note 1. The Group’s principal exchange rates used to convert the results of the Group’s foreign operations to sterling for the purposes of consolidation within the Group’s financial statements are the US dollar, Euro, Australian dollar, Bangladeshi taka, Brazilian real, Canadian dollar, Chilean peso, Danish krone, Indian rupee, Indonesian rupiah, Japanese yen, Romanian leu,
Singaporean dollar, South African rand and Swiss franc and are readily exchangeable into sterling or other freely convertible currencies. In certain other markets, where there is a lack of exchangeability, the exchange rate is estimated using observable data such as inflation-adjusted exchange rates or premiums paid to obtain hard currency from financial institutions.
In 2025, included within the differences on exchange from translation of foreign operations is £2 million (2024: nil; 2023: £552 million) which has been reclassified from reserves to the income statement and recognised in other operating expenses. In 2023, this foreign exchange reclassified to the income statement was recognised as an adjusting item. This was in relation to £554 million in respect of the sale of the Russian and Belarusian subsidiaries and a loss of £2 million in respect of the move to above market business models and Quantum-related initiatives.
In 2025, the Group divested 10% of its equity stake in ITC and £47 million was reclassified from reserves to the income statement and recognised in share of post-tax results of associates and joint ventures. In 2024, the Group divested 12% of its equity stake in ITC and £43 million was reclassified from reserves to the income statement and recognised in the share of post-tax results of associates and joint ventures. In both years, the reclassification to the income statement was recognised as an adjusting item.
(ii) Hedging reserve:
The hedging reserve is explained in the accounting policy on financial instruments in note 1.
Of the amounts reclassified from the hedging reserve and reported in profit for the year, a loss of £29 million (2024: £33 million loss; 2023: £51 million loss)
and a loss of £4 million (2024: £6 million gain; 2023: £4 million loss) were reported within revenue and raw materials and consumables, respectively, together with a gain of £1 million (2024: £6 million loss; 2023: £17 million loss) reported in other operating expenses, and a gain of £48 million (2024:
£69 million gain; 2023: £84 million gain) reported within net finance costs.
The Group hedges certain foreign currency denominated borrowings with cross-currency interest rate swaps. As permitted by IFRS 9 Financial Instruments, the foreign currency basis spreads have been separated from the hedging instrument and are recognised in reserves as a ‘cost of hedging’ and are reclassified to the income statement in the same period in which profit and loss is affected by the hedged expected cash flows as a component of the associated interest expense. The basis spreads are included within hedging reserves as they are not material. Included within the balance of hedging reserves at 31 December
2025 is an accumulated amount of nil (2024: £2 million loss; 2023: £6 million loss) in respect of the cost of hedging.
(iii) Fair value reserve:
The fair value reserve is explained in the accounting policy on financial instruments in note 1. Fair value gains and losses arising from investments held at fair value through other comprehensive income are recognised in this reserve.
As a result of ITC’s demerger of its hotel business in January 2025, the Group received a 15% stake in the newly incorporated ITC Hotels in the form of a dividend in specie of £533 million. In December 2025, around 59% of the Group’s investment in ITC Hotels was sold to investors by way of an accelerated bookbuild process. The fair value gains associated with the investment disposed of were transferred from the fair value reserve into the profit and loss reserve. Refer to note 18 for further information.
(iv) Revaluation reserve:
The revaluation reserve relates to the acquisition of the cigarette and snus business of Skandinavisk Tobakskompagni in 2008.
(v) Other reserves:
Other reserves comprise:
a.£483 million which arose in 1998 from merger accounting in a Scheme of Arrangement and Reconstruction whereby British American Tobacco p.l.c.
acquired the entire share capital of B.A.T Industries p.l.c. and the share capital of that company’s principal financial services subsidiaries was distributed, so effectively demerging them; and
b.In the 1999 Rothmans transaction, convertible redeemable preference shares were issued as part of the consideration. The discount on these shares was amortised by crediting other reserves and charging retained earnings. The £90 million balance in other reserves comprises the accumulated balance in respect of the preference shares converted during 2004.
(vi) Treasury shares:
Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,105 million (2024: £4,114 million;
2023: £6,807 million) for shares repurchased and not cancelled and £278 million (2024: £294 million; 2023: £289 million) in respect of the cost of own shares held in employee share ownership trusts.
On 18 March 2024, the Group announced a £1.6 billion share buy-back programme starting with £700 million in 2024 and with the remaining £900 million in 2025. The purpose of this programme is to reduce the issued share capital of the Company and the shares were cancelled on purchase. Following the partial sale of ITC shares on 28 May 2025, the Group announced an extension of the share buy-back programme of £200 million, taking the total amount repurchased in 2025 to £1.1 billion. On 9 December 2025, the Group announced an increase to the share buy-back programme of £1.3 billion commencing in
2026.
In respect of the share buy-back programme announced in 2024 and 2025, during the year the Group bought back and cancelled 30,460,763 (2024:
27,392,429) shares, for a total consideration of £1,114 million (2024: £698 million) inclusive of transaction costs of £6 million (2024: £3 million) that have been deducted from equity. Additionally, in 2024, 87 million shares held in the Company’s treasury share account previously purchased under prior year share buy-back programmes were cancelled.
As at 31 December 2025, treasury shares include 6,132,171 (2024: 7,113,821; 2023: 5,951,979) shares held in trust and 132,988,352 (2024: 133,266,206;
2023: 220,533,855) shares repurchased and not cancelled as part of the Company’s share buy-back programme. From March 2020, the Company has utilised shares acquired in the share buy-back programme to satisfy share-based payment awards made to certain employees.

British American Tobacco p.l.c. Form 20-F 2025
(d) Perpetual hybrid bonds
The Group issues perpetual hybrid bonds and, as the Group has the unconditional right to avoid transferring cash or another financial asset in relation to these bonds, they are classified as equity instruments in the consolidated financial statements. Issuance costs associated with these bonds are also recognised within equity.
The coupons associated with perpetual hybrid bonds are fixed and would reset to rates determined by the contractual terms of each instrument on certain dates. The bonds are perpetual in nature and do not have maturity dates for the repayment of principal. The contractual terms of the perpetual hybrid bonds allow the Group to defer coupon payments, however certain contingent events could trigger mandatory payments of such deferred coupons, including the payment of dividends on, and the repurchase of, ordinary shares, subject to certain exceptions in each case. The full terms and conditions of such events can be found in the relevant prospectus which is available under the debt facilities section of the Group’s debt microsite (https://www.bat.com/content/dam/
batcom/global/main-nav/investors-and-reporting/debt-investors/debt-facilities/2025_-_Hybrid_Standalone_Prospectus.pdf).
On 27 September 2021, the Group issued two €1 billion perpetual hybrid bonds amounting to £1,703 million, which have been classified as equity. Issuance costs of these bonds, amounting to €26 million (£22 million), have been recognised within equity, net of £4 million of tax on issuance costs.
These bonds include an optional par redemption feature, exercisable at the Group’s discretion, from September 2026 to December 2026 (the 3% perpetual hybrid bond) and June 2029 to September 2029 (the 3.75% perpetual hybrid bond), as well as on specified dates thereafter, or in the event of specific circumstances (such as a change in IFRS or tax regime) as set out in the individual terms of each issue. On 21 October 2025, the Group announced a tender offer to purchase any and all of its outstanding €1 billion 3% perpetual hybrid bonds from the holders of the securities. On 29 October 2025, the Group announced the final results of the tender offer, confirming that holders of €807 million in aggregate principal amount of the securities (representing c. 81% of the total outstanding principal amount) had validly tendered their securities, which were accepted for purchase and redeemed at a premium of £3 million. As the aggregate principal amount of the securities validly tendered and accepted for purchase pursuant to the offer exceeded the 75% threshold specified in the terms and conditions of the securities, the Group exercised its Substantial Repurchase Event Redemption Option and on 10 November 2025 redeemed the remaining c. 19% at their principal amount. The cash paid in respect of the redemption of the €1 billion 3% perpetual hybrid bond was £883 million
(inclusive of redemption costs) and all of these securities have been cancelled. Included within the redemption of perpetual hybrid bonds equity movement of
£39 million is £29 million in relation to the difference in spot rates between issuance and redemption. This has been treated as an adjusting item for the purposes of calculating the Group’s adjusted earnings per share in note 11.
On 30 October 2025, the Group issued two series of €600 million perpetual hybrid bonds amounting to £1,057 million. Issuance costs of the bonds amounting to €8 million (£7 million), have been recognised within equity, net of £2 million of tax on issuance costs. These bonds include an optional par redemption feature exercisable at the Group’s discretion from October 2030 to January 2031 (the 4.2% perpetual hybrid bond) and July 2033 to October
2033 (the 4.75% perpetual hybrid bond), or in the event of specific circumstances (such as a change in IFRS or tax regime) as set out in the individual terms of each issue.
During the year, the Group did not defer any eligible coupon payments and paid a coupon of £33 million in September 2025 (September 2024: £31 million;
September 2023: £33 million) on the 3.75% September 2029 bond and £22 million in October and November  2025 (December 2024: £25 million;
December 2023: £26 million) on the 3% December 2026 bond which have been recognised within equity.
Differences between the coupon recognised in the capital and reserves statement and the coupon paid on perpetual hybrid bonds in the cash flow statement are due to foreign exchange arising on short timing differences between recognition and settlement.
The fair value of these bonds at 31 December 2025 is £1,926 million (2024: £1,211 million; 2023: £1,512 million).
(e) Non-controlling interests
Movements in non-controlling interests primarily relate to profit for the year and dividends (reported as a movement in retained earnings) and differences on exchange arising from the translation into sterling (reported as a movement in other reserves). Information on subsidiaries with non-controlling interests is provided in note 32. At 31 December 2025, the non-controlling interest in Brascuba amounts to a loss of £33 million.
(f) Dividends and other appropriations
The interim quarterly dividend payment for the year ended 31 December 2024 of 240.24p per ordinary share (31 December 2023: 235.52p per ordinary share) was payable in four equal instalments: amounts payable in May 2025 of £1,314 million (May 2024: £1,316 million), August 2025 of £1,317 million
(August 2024: £1,303 million), November 2025 of £1,313 million (November 2024: £1,302 million) and February 2026 of £1,308 million (February 2025:
£1,296 million), respectively. The total dividends recognised as an appropriation from reserves in 2025 was £5,240 million (2024: £5,209 million; 2023:
£5,071 million).
The Board has declared an interim dividend of 245.04p per ordinary share of 25p, for the year ended 31 December 2025, payable in four equal quarterly instalments of 61.26p per ordinary share in May 2026, August 2026, November 2026 and February 2027. These payments will be recognised as appropriations from reserves in 2026 and 2027. The total amount payable is estimated to be £5,341 million based on the number of shares outstanding at the date of these accounts.

British American Tobacco p.l.c. Form 20-F 2025
23 Borrowings

	Currency	Maturity dates	Interest rates	2025 £m	2024 £m
Eurobonds	Euro	2027 to 2045	1.3% to 5.4%	4,931	5,236
	UK sterling	2026 to 2055	2.3% to 6.0%	1,993	2,291
	Swiss franc	2026	1.4%	236	221
Bonds issued pursuant to rules under the U.S. Securities Act (as amended)	US dollar	2026 to 2055	1.7% to 8.1%	26,655	28,268
Bonds and notes				33,815	36,016

Bank loans				689	211
Bank overdrafts				37	138
Lease liabilities				529	585
				35,070	36,950
Perpetual hybrid bonds issued by the Group have been classified as equity (note 22(d)) and are therefore excluded from borrowings.
Current borrowings per the balance sheet include interest payable of £571 million at 31 December 2025 (2024: £565 million). Included within borrowings are £7,844 million (2024: £8,750 million) of borrowings subject to fair value hedges where their amortised cost has been decreased by £44 million (2024:
£215 million decrease).
The fair value of borrowings is estimated to be £33,717 million (2024: £34,596 million) of which £32,462 million (2024: £33,663 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy and £1,255 million (2024: £933 million) has been calculated based on discounted cash flow analysis and is within level 3 of the fair value hierarchy.
Amounts secured on Group assets including property, plant and equipment, inventory and receivables as at 31 December 2025 are nil (2024: nil). The majority of lease liabilities are secured against the associated assets.
Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2025 £m	2024 £m	2025 £m	2024 £m
Within one year	3,362	4,312	4,246	5,276
Between one and two years	2,973	2,644	4,444	4,084
Between two and three years	3,813	3,012	5,103	4,522
Between three and four years	1,695	3,435	2,879	4,695
Between four and five years	2,647	1,725	3,749	2,899
Beyond five years	20,580	21,822	30,225	32,232
	35,070	36,950	50,646	53,708
The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.
Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency £m	US dollar £m	UK sterling £m	Euro £m	Other currencies £m	Total £m
31 December 2025
Total borrowings	28,201	3,134	—	3,460	275	35,070
Effect of derivative financial instruments
– cross-currency swaps	909	(427)	—	(563)	—	(81)
– forward foreign currency contracts	(564)	(562)	—	764	360	(2)
	28,546	2,145	—	3,661	635	34,987
31 December 2024
Total borrowings	28,830	3,754	302	3,800	264	36,950
Effect of derivative financial instruments
– cross-currency swaps	609	(148)	—	(533)	—	(72)
– forward foreign currency contracts	68	(901)	—	435	395	(3)
	29,507	2,705	302	3,702	659	36,875

British American Tobacco p.l.c. Form 20-F 2025
The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year £m	Between 1-2 years £m	Between 2-3 years £m	Between 3-4 years £m	Between 4-5 years £m	Beyond 5 years £m	Total £m
31 December 2025
Total borrowings	3,362	2,973	3,813	1,695	2,647	20,580	35,070
Effect of derivative financial instruments
– interest rate swaps	7,108	(1,690)	—	—	(830)	(4,588)	—
– cross-currency swaps	448	(102)	—	(427)	—	—	(81)
	10,918	1,181	3,813	1,268	1,817	15,992	34,989
31 December 2024
Total borrowings	4,312	2,644	3,012	3,435	1,725	21,822	36,950
Effect of derivative financial instruments
– interest rate swaps	6,494	—	(1,815)	—	—	(4,679)	—
– cross-currency swaps	459	—	(72)	—	(459)	—	(72)
	11,265	2,644	1,125	3,435	1,266	17,143	36,878
Lease liabilities are repayable as follows:

	Per balance sheet		Contractual gross maturities
	2025 £m	2024 £m	2025 £m	2024 £m
Within one year	153	141	189	171
Between one and two years	113	133	135	165
Between two and three years	66	87	82	103
Between three and four years	48	49	60	61
Between four and five years	34	38	44	47
Beyond five years	115	137	168	176
	529	585	678	723
For more information on leasing arrangements, refer to note 13.
As at 31 December 2025, the Group’s undrawn committed borrowing facilities (note 26) amount to £7,695 million (2024: £7,748 million) with
£5,195 million maturing within one year (2024: £5,056 million maturing within one year), nil maturing between one and two years (2024: £154 million maturing between one and two years), nil maturing between two and three years (2024: £2,538 million maturing between two and three years), nil maturing between three and four years (2024: nil maturing between three and four years) and £2,500 million maturing between four and five years (2024: nil maturing between four and five years).

British American Tobacco p.l.c. Form 20-F 2025
The Group’s composition and movements in net debt are presented below along with a reconciliation to the financing activities in the Group Cash Flow
Statement:

							2025 £m
	Notes	Opening balance	Cash flow	Foreign exchange	Fair value, accrued interest and other	Held for Sale	Closing balance
Borrowings (excluding lease liabilities)*		36,365	(218)	(1,799)	193	—	34,541
Lease liabilities		585	(177)	(11)	132	—	529
Derivatives in respect of net debt	19	113	(313)	535	(347)	—	(12)
Cash and cash equivalents	21	(5,297)	1,130	138	(6)	208	(3,827)
Current investments held at fair value	18	(513)	494	16	(13)	—	(16)
		31,253	916	(1,121)	(41)	208	31,215

							2024 £m
	Notes	Opening balance	Cash flow	Foreign exchange	Fair value, accrued interest and other	Held for Sale	Closing balance
Borrowings (excluding lease liabilities)*		39,232	(2,387)	231	(711)	—	36,365
Lease liabilities		498	(165)	(27)	279	—	585
Derivatives in respect of net debt	19	170	(133)	106	(30)	—	113
Cash and cash equivalents	21	(4,659)	(907)	323	(54)	—	(5,297)
Current investments held at fair value	18	(601)	99	41	(52)	—	(513)
		34,640	(3,493)	674	(568)	—	31,253
Note:
*Borrowings as at 31 December 2025 include £591 million (2024: £670 million) in respect of the purchase price adjustments relating to the acquisition of Reynolds American.
In the table above, movements in accrued interest relate to the net movement year-on-year and cash flows related to interest payments are not included.
Fair value, accrued interest and other movements in lease liabilities in 2025 mainly comprise additions of £132 million (2024: £279 million) (net of reassessments, modifications and terminations), see note 13(a). In 2024, included in the £279 million were new lease liabilities of £12 million, mainly arising from sale and leaseback transactions. The movement of £13 million (2024: £52 million) in current investments held at fair value represents the fair value gains for these investments.

	2025 £m	2024 £m
Cash flows per net debt statement	916	(3,493)
Non-financing cash flows included in net debt	(1,524)	773
Interest paid	(1,631)	(1,703)
Interest element of lease liabilities	(40)	(37)
Remaining cash flows relating to derivative financial instruments	(67)	5
Purchases of own shares held in employee share ownership trusts	(61)	(94)
Purchase of own shares	(1,112)	(698)
Proceeds from issue of perpetual hybrid bonds	1,050	—
Redemption of perpetual hybrid bonds, net of costs	(883)	—
Coupon paid on perpetual hybrid bonds	(54)	(56)
Dividends paid to owners of the parent	(5,238)	(5,213)
Capital injection from and purchase of non-controlling interests	(19)	—
Dividends paid to non-controlling interests	(100)	(121)
Other	1	5
Net cash used in financing activities per cash flow statement	(8,762)	(10,632)

British American Tobacco p.l.c. Form 20-F 2025
24 Provisions for liabilities

	Restructuring of existing businesses £m	Employee- related benefits £m	Fox River £m	Approved Plans in Canada £m	Other provisions £m	Total £m
1 January 2025	65	42	44	6,203	761	7,115
Differences on exchange	2	(3)	—	(168)	7	(162)
Provided in respect of the year*	24	8	—	(708)	229	(447)
Transferred to Canada Settlement Payable (Note 25)	—	—	—	(85)	—	(85)
Discounting	—	—	—	112	3	115
Utilised during the year	(36)	(12)	(3)	(2,560)	(156)	(2,767)
31 December 2025	55	35	41	2,794	844	3,769
Analysed on the balance sheet as
– current	37	11	3	—	557	608
– non-current	18	24	38	2,794	287	3,161
	55	35	41	2,794	844	3,769

	Restructuring of existing businesses £m	Employee-related benefits £m	Fox River £m	The Approved Plans in Canada £m	Other provisions £m	Total £m
1 January 2024	139	42	44	—	774	999
Differences on exchange	(5)	(2)	—	—	(57)	(64)
Provided in respect of the year*	(15)	15	—	6,203	111	6,314
Utilised during the year	(54)	(13)	—	—	(67)	(134)
31 December 2024	65	42	44	6,203	761	7,115
Analysed on the balance sheet as
– current	33	11	2	2,456	542	3,044
– non-current	32	31	42	3,747	219	4,071
	65	42	44	6,203	761	7,115
Note:
*Amounts provided above are shown net of reversals of unused provisions which include reversals of £29 million (2024: £21 million) for restructuring of existing businesses, £14 million (2024: £12 million) for employee benefits, £919 million for the Approved Plans in Canada (2024: nil) and £193 million (2024: £412 million) for other provisions. Included in the £412 million in 2024 was an amount of £270 million related to interest provision for FII GLO which was reclassified to trade and other payables in 2024.
Restructuring of existing businesses
The restructuring provisions relate to the restructuring costs incurred and reported as adjusting items. The principal restructuring activities in 2025 are described in note 7 and primarily include the cost of employee packages and other operating expenses associated with the Dhaka factory closure in Bangladesh.
Provisions associated with redundancy packages are determined based on termination packages offered in each country. Restructuring of existing businesses provisions also include long-term social plans associated with redundancy programmes from previous years, mainly in relation to Quantum. The long-term social plans primarily relate to social plans in Germany, which span over several years and are based on actuarial calculations. These are discounted to present value using Central Bank rates. We do not consider the effect of discounting to be material. The provisions for long-term social plans include future payments related to contracts that are already fixed. Given that there is little or no variability expected in the timing and amount of the payments, no additional risk has been incorporated in the discounting. While some elements of the non-current provisions of £18 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 99% of these non-current provisions will unwind within five years.
Employee-related benefits
Employee-related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, ‘jubilee’ payments due after a certain service period and expected payments associated with long-term disability. The majority of these provisions are calculated by actuaries. It is estimated that approximately 59% of the non-current provisions of £24 million will unwind within five years.
Fox River
A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 31. Under this agreement, no payments were made in 2025 (2024: payments of less than £1 million). In 2025, the Group incurred legal costs of £3 million which were also charged against the provision. It is expected that the non-current provision will unwind within five years.
The Approved Plans in Canada
CCAA Proceedings
In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors
Arrangement Act (CCAA). Under a confidential court supervised mediation process, ITCAN began the process of negotiating a possible settlement of all of its outstanding tobacco litigation in Canada while continuing to run its business in the normal course. On 17 October 2024, the court-appointed mediator and monitor filed a proposed plan of compromise and arrangement in the Ontario Superior Court of Justice. Substantially similar proposed plans were also filed for RBH and JTIM (collectively, the Proposed Plans).
Under the Proposed Plans, ITCAN, RBH and JTIM (the Companies) would pay an aggregate settlement amount of CAD$32.5 billion (£17.6 billion at 31
December 2025 rate of exchange) (the Global Settlement Amount). This amount would be funded by:

British American Tobacco p.l.c. Form 20-F 2025
–an upfront payment equal to all the Companies' cash and cash equivalents on hand (including investments held at fair value) plus certain court deposits
(subject to an aggregate industry holdback of CAD$750 million (£407 million at 31 December 2025 rate of exchange)) plus 85% of any cash tax refunds that may be received by the Companies on account of the upfront payments; and
–annual payments based on a percentage (initially 85%, reducing over time) of each of the Companies’ net income after taxes, based on amounts generated from all sources, excluding New Categories, until the aggregate settlement amount is paid. The performance of ITCAN’s New Categories (including vapour products and nicotine pouches) is not included in the basis for calculating the annual payments.
On 31 October 2024, the court granted the Claims Procedure Orders and Meeting Orders. In accordance with the Meeting Order, a creditors' meeting was held on 12 December 2024 and the Proposed Plans were approved by the requisite majorities of the creditors. A sanction hearing took place between 29-31
January 2025. During the sanction hearing, the court was asked to sanction the Proposed Plans. Motions for orders to amend elements of the Proposed Plans were presented on 27 February 2025. The requested amendments to the Proposed Plans resulted in allocating the cash holdback of CAD$750 million
(£407 million at 31 December 2025 rate of exchange) from the upfront payment to RBH. On 3 March 2025, the court approved that the Proposed Plans be amended accordingly (the Amended Plans).
On 6 March 2025, the court sanctioned the Amended Plans, herein referred to as the Approved Plans. In this sanction order, the court also extended the Stays of litigation up to the implementation date of the Approved Plans.
On 29 August 2025 following completion of a number of administrative steps, the Approved Plans were implemented and ITCAN exited the CCAA process.
In the second half of 2025, the anticipated upfront payment was paid into the Global Settlement Trust Account as the Upfront Cash Contribution of the
Global Settlement Amount. Refer to the ‘Upfront payments’ section below for further information.
The Approved Plan for ITCAN resolves all Canadian tobacco litigation and provides a full and comprehensive release to ITCAN, BAT p.l.c. and all related companies for all past, present and future tobacco claims in Canada.
Upfront payment
As outlined in the Approved Plan, ITCAN is required to pay into the Global Settlement Trust Account, cash and cash equivalents on hand and investments held at fair value in Canada plus certain court deposits. At 31 December 2024, a provision of CAD$4,423 million (£2,456 million) was recognised in relation to this liability. As a result of the Approved Plan for ITCAN being sanctioned, the provision was increased and CAD$4,768 million (£2,560 million) was paid in the second half of 2025. In addition, CAD$758 million (£411 million at 31 December 2025 rate of exchange) previously paid into escrow between
2015 and 2017 and expensed by the Group in 2019 was transferred, and CAD$6 million (£3 million) in insurance settlements were also paid into the Global
Settlement Trust Account. The total ITCAN Upfront Cash Contribution deducted from the Global Settlement Amount of CAD$32.5 billion (£17.6 billion at
31 December 2025 rate of exchange), including amounts previously paid into escrow, is therefore CAD$5,532 million (£3,000 million).
Future payments
As the terms of the Approved Plans dictate, there is no predetermined amount that ITCAN or any of the Companies individually are required to pay. ITCAN and the other Companies are required to make annual payments based on a percentage of net income after tax generated from all sources, excluding New
Categories, until the Companies settle the liability in full. In accordance with IAS 37, a provision has been recognised to reflect management's best estimate of ITCAN's total payments under the Approved Plans. The provision is based on management’s best estimate using a five-year cash flow forecast that incorporates certain assumptions used in the value-in-use model and which are used to support the carrying value of the Canadian CGU for goodwill impairment testing purposes, such as the rate at which volumes will decline, future pricing plans and terminal decline. In addition, certain assumptions specific to the provision have been incorporated including the future financial performance of each of the Companies (excluding New Categories), enacted tax laws and the pre-tax discount rate. A pre-tax discount rate of 3.86% (2024: 3.27%) reflecting the risk free rate specific to Canada and aligned with the anticipated timeline for the payments has been used to calculate the present value of the provision. At 31 December 2025, the provision is
CAD$5,152 million (£2,794 million) (2024: CAD$6,750 million (£3,747 million)).
Management uses judgement to determine the key assumptions used to calculate the present value of the provision. Changes to key assumptions can significantly impact the amount expected to be paid and the years over which payments are expected to be made. During 2025, based on revisions to the provision, a net credit of £708 million was recognised as an adjusting item in profit from operations in the income statement. In light of the revised forecast of the Canadian business to reflect the current difficult trading environment, the key assumptions used to calculate the provision are the rate at which volumes will decline, future pricing plans and the discount rate. The impact of reasonably possible changes to these key assumptions on an individual basis, based on the liability at 31 December 2025, has been outlined below:
–Rate at which volumes will decline: If the rate at which volumes decline increases by a further 3% the provision is expected to decrease by £415 million.
However, if the rate of volume decline is 3% lower than management’s current forecast the provision would be expected to increase by £282 million;
–Execution of future pricing plans: ITCAN’s future pricing plans are incorporated into the calculation of the provision. Pricing delivery is subject to competitive actions and the relative pricing positions of brands and may vary depending on the competitive market conditions. If ITCAN’s pricing delivery is between 60% to 120% of the base assumptions, the provision would decrease by £244 million or increase by £94 million, respectively; and
–Discount rate: If the discount rate used to calculate the present value of the provision decreased by 1% then the provision would increase by £330 million.
However, if the discount rate increased by 1%, the provision would decrease by £273 million.
The above sensitivities have been considered in isolation and a combination of changes in several assumptions, including the future financial performance of each of the Companies (excluding New Categories), may materially impact the provision.
The first payment of the annual contribution has been calculated using the 2025 financial results of ITCAN (from 1 August to 31 December 2025) and a payable of CAD$156 million (£85 million) has been recognised with a corresponding release of the provision. The annual contribution payable will be settled on 30 July 2026. The payments will continue until the aggregate settlement amount is paid. It is expected that payments will continue for at least 40 years.
The provision is reviewed on a bi-annual basis and revised to reflect changes resulting from reversals, the unwinding of the discount and changes in assumptions. The revisions of the provision are recognised in the income statement as an adjusting item.
Refer to note 31 for further information in relation to Canada litigation.
Other
Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories, such as sales returns and amounts in respect of supplier, excise and other disputes. The nature of the amounts provided in respect of disputes is such that the extent and timing of cash flows are difficult to estimate and the ultimate liability may vary from the amounts provided.
In accordance with IFRS 15 Revenue from Contracts with Customers, sales return provisions are recognised based on a reasonable estimate of likely returns.
In 2025, the sales return provision, included in other provisions, was £104 million (2024: £106 million).
Included in other provisions there is a provision of £82 million (2024: £51 million) for deferred consideration in relation with the acquisition of Beni Oral
Nicotine LLC. The consideration is up to US$200 million (£160 million), deferred for five years and subject to the achievement of certain milestones. The fair value of the contingent consideration has been determined using a Monte Carlo simulation for the different scenarios and discounted. Refer to note 27(a)
for more details.
Other provisions also include:
(i) provisions of £240 million (2024: £113 million) for interest on tax exposures;

British American Tobacco p.l.c. Form 20-F 2025
(ii) a provision of £54 million recognised by BAT Brazil (2024: £77 million) in relation to litigation-related deposits as explained in note 17 and an amount of
£45 million (2024: £37 million) recognised by BAT Brazil in relation to a legal case over whether a 10% tax imposed on a tax benefit associated with investment grants by the Rio de Janeiro State was constitutional (as explained in note 6(k)); and
(iii) a provision of £36 million (2024: £59 million) related to an excise assessment of activities undertaken in the Ploiesti factory in Romania.
25 Trade and other payables

	2025 £m	2024 £m
Trade payables	1,814	1,709
Master settlement agreement (U.S.) (note 6(b))	1,338	1,520
Duty, excise and other taxes	2,985	2,893
Accrued charges and deferred income	2,644	2,725
FII GLO (note 10(b))	671	1,118
Social security and other taxation	42	34
Approved Plans in Canada payable (note 24)	85	—
Sundry payables	233	236
	9,812	10,235
Current	9,328	9,550
Non-current	484	685
	9,812	10,235
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
perspective, remain unaltered, with only the ultimate payee being changed. Non-cash movements were immaterial. The cash outflows in respect of these arrangements have been recognised within operating cash flows.

		2025 £m	2024 £m
Supplier Financing Arrangements
Total	Amounts available for financing reported within trade payables	296	180
	Amounts accepted by financial institutions for early financing	287	179
	Amounts for which suppliers have received payment	274	157
Analysed as:
Leaf payables	Amounts available for financing reported within trade payables	188	90
	Amounts accepted by financial institution for early financing	182	90
	Amounts for which suppliers have received payment	180	84
Other payables	Amounts available for financing reported within trade payables	108	90
	Amounts accepted by financial institution for early financing	105	89
	Amounts for which suppliers have received payment	94	73

			2025		2024
Range of payment due dates*		Lower	Upper	Lower	Upper
Leaf suppliers (note 1)	Trade payables part of the arrangement	90 days	150 days	90 days	150 days
	Trade payables that are not part of the arrangement	1 day	120 days	1 day	120 days
Logistics suppliers	Trade payables part of the arrangement	45 days	120 days	45 days	135 days
	Trade payables that are not part of the arrangement	1 day	120 days	1 day	180 days
Raw materials and consumables suppliers (excl. leaf)	Trade payables part of the arrangement	60 days	180 days	60 days	180 days
	Trade payables that are not part of the arrangement	1 day	240 days	1 day	240 days
Other suppliers (note 2)	Trade payables part of the arrangement	30 days	180 days	30 days	180 days
	Trade payables that are not part of the arrangement	1 day	150 days	1 day	270 days
Notes:
*Suppliers are subject to various payment due dates depending on the jurisdiction and standard practices. The Group’s payment terms commence from the invoice date. However, for certain categories of external suppliers, payment terms begin from the date a valid invoice is received.
1.Leaf suppliers are subject to various payment due dates depending on the jurisdiction and standard practices. In certain countries, the leaf suppliers who are not part of supplier financing arrangements are paid in advance or on the next working day.
2.The decrease in the upper limit for trade payables that are not part of the supplier financing arrangement (other suppliers) was due to a change in IT service provider.
Accrued charges and deferred income
Accrued charges and deferred income include £21 million of deferred income (2024: £20 million) relating to certain customer deposits in advance of shipments and £25 million (2024: £29 million) in respect of interest payable mainly related to tax matters.

British American Tobacco p.l.c. Form 20-F 2025
FII GLO
FII GLO includes £336 million (2024: £813 million) relating to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order
(note 10(b)).
During 2024, as a result of the Group agreeing to repay £0.8 billion to HMRC, as mentioned in note 10(b), interest accrued has been transferred from provisions to payables. The interest accrued at 31 December 2024 was £305 million and when combined with the current year interest charge of £30 million
(refer to note 8(b)), the total interest payable recognised in relation to FII GLO is £335 million. The interest is calculated based on the UK central bank base rate plus 2%, has been charged to net finance costs and will be payable from 2026.
In line with the repayment schedule, £222 million (2024: £479 million) of FII GLO has been recognised as a current payable.
Approved Plans in Canada payable
Refer to note 24 for further information on the Approved Plans in Canada.
Sundry payables
As explained in note 17, the Group acts as a collection agent for banks and other financial institutions in certain debtor factoring arrangements. The cash collected in respect of these arrangements that has not yet been remitted amounts to £112 million (2024: £124 million) and is included in sundry payables.
Other
There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.
Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 7% in other currencies (2024:
less than 7% in other currencies).
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
The Group defines capital as net debt (note 23) and equity (note 22). There are no externally imposed capital requirements for the Group. Group policies include a set of financing principles that provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends
(as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2025 is 5.0% (2024: 4.9%).
The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The
Group’s management of specific risks is dealt with as follows:
Liquidity risk
It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2025, the average centrally managed debt maturity was 9.5 years (2024: 9.5 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 15.1%
(2024: 14.8%). Perpetual hybrid bonds are treated as equity (note 22(d)) and therefore not included within the debt maturity analysis.
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
As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds and deposits with banks, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2025, the Group had £855 million invested in money market funds (2024: £433 million) and £475 million in deposits with banks (2024: nil).
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
Available facilities in current year:
It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion U.S. commercial paper (U.S. CP) programme and the Group £3 billion euro commercial paper (ECP) programme) are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation and guaranteed by British American
Tobacco p.l.c. At 31 December 2025, commercial paper of nil was outstanding (2024: nil). Cash flows relating to commercial paper that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
At 31 December 2025, the Group had access to a £5.0 billion revolving credit facility. This facility was undrawn at 31 December 2025. In November 2025, the
Group refinanced its existing £5.2 billion facility at the reduced amount of £5.0 billion comprising (i) a £2.5 billion 364-day tranche with two one-year extension options and a one-year term out option and (ii) a £2.5 billion five-year tranche with two one-year extension options.
During 2025, the Group refinanced or extended short-term bilateral facilities totalling £2.7 billion. As at 31 December 2025, nil was drawn on a short-term basis with £2.7 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
In January 2025, the Group entered into a medium-term facility of £468 million (equivalent), which was fully drawn as at 31 December 2025.

British American Tobacco p.l.c. Form 20-F 2025
Issuance, drawdowns and repayments in current year:
–In March 2025, the Group repaid a €650 million bond at maturity and accessed the US dollar market under the SEC Shelf Programme, raising a total of
US$2.5 billion across three tranches;
–In June 2025, the Group repaid two bonds totalling an aggregate amount of US$3.0 billion at maturity;
–In August 2025, the Group repaid a £300 million bond at maturity;
–In September 2025, the Group accessed the US dollar market under the SEC Shelf Programme, raising US$750 million; and
–In October 2025, the Group issued two series of perpetual hybrid bonds, each in an aggregate principal amount of €600 million, and concurrently launched a tender offer for its outstanding €1.0 billion 3% perpetual hybrid bond (first callable in 2026). As a result, approximately 80.7% of the existing 3%
perpetual hybrid notes were repurchased at a slight premium, with the remaining 19.3% redeemed at their principal value in November 2025. Refer to note
22(d) for further details.
Available facilities in prior year:
At 31 December 2024, the Group had access to a £5.4 billion revolving credit facility. With effect from March 2024, the Group exercised the first of the one-
year extension options on the £2.5 billion 364-day tranche of the revolving credit facility, with the second one-year extension subsequently exercised in
February 2025. Effective March 2025, therefore, the £2.5 billion 364-day tranche was extended to March 2026. Additionally, £2.85 billion of the five-year tranche remained available until March 2025, with £2.7 billion extended to March 2026 and £2.5 billion extended to March 2027.
During 2024, the Group extended short-term bilateral facilities totalling £2.4 billion. As at 31 December 2024, nil was drawn on a short-term basis with £2.4 billion undrawn and still available under such bilateral facilities. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.
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
Currency risk
The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The
Group’s primary balance sheet translation exposures are to the US dollar, Euro, Australian dollar, Canadian dollar, Danish krone, Indian rupee, Indonesian rupiah, Singaporean dollar, South African rand and Swiss franc. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2025, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 75% US dollar (2024: 74%),
14% euro (2024: 14%), 7% sterling (2024: 8%) and 4% other currencies (2024: 4%).
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
A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £70 million lower (2024: £94 million lower; 2023: £61 million lower) and items recognised directly in other comprehensive income being £467 million higher (2024: £342 million higher; 2023:
£273 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £85 million higher
(2024: £114 million higher; 2023: £72 million higher) and items recognised directly in other comprehensive income being £572 million lower (2024:
£418 million lower; 2023: £333 million lower).
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
In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short- to medium-term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps to vary the fixed and floating mix, or forward starting swaps to manage the refinancing risk. The interest rate profile of liquid assets included in net debt are considered to offset floating rate debt and are taken into account in determining the net interest rate exposure. At 31 December 2025, the relevant ratio of floating to fixed rate borrowings after the impact of derivatives was 24:76 (2024: 22:78). On a net debt basis, after offsetting liquid assets and excluding cash and other liquid assets (including investments held at fair value) in Canada, which were subject to certain restrictions under CCAA protection in 2024 (and were subsequently paid into the
Global Settlement Trust Account as part of the Upfront Cash Contribution in the second half of 2025), the ratio of floating to fixed rate borrowings was 14:86
(2024: 13:87).

British American Tobacco p.l.c. Form 20-F 2025
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
A 100 basis point increase in interest rates would result in pre-tax profit being £27 million lower (2024: £13 million higher; 2023: £5 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being £27 million higher (2024: £13 million lower; 2023:
£5 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.
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
With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. The Group has entered into short-term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be nil  (2024: £52 million). In addition, the Group has entered into a guarantee arrangement to support a short-
term bank credit facility with a supply chain partner. The maximum exposure under the arrangement would be £1 million (2024: £1 million).
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
Fair value hierarchy
In accordance with IFRS 13 classification hierarchy, the following table presents the Group’s financial assets and liabilities that are measured at fair value:

British American Tobacco p.l.c. Form 20-F 2025

					2025				2024
	Notes	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets at fair value
Investment held at fair value	18	211	—	138	349	447	—	212	659
Derivatives relating to
– interest rate swaps	19	—	44	—	44	—	11	—	11
– cross-currency swaps	19	—	105	—	105	—	100	—	100
– forward foreign currency contracts	19	—	148	—	148	—	185	—	185
Assets at fair value		211	297	138	646	447	296	212	955
Liabilities at fair value
Derivatives relating to
– interest rate swaps	19	—	92	—	92	—	270	—	270
– cross-currency swaps	19	—	5	—	5	—	16	—	16
– forward foreign currency contracts	19	—	118	—	118	—	131	—	131
– embedded derivative relating to associates	19	—	—	—	—	—	7	—	7
Liabilities at fair value		—	215	—	215	—	424	—	424
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
follows:

			2025			2024
	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m
Financial assets
– Derivative financial instruments (note 19)	297	(151)	146	296	(184)	112
Financial liabilities
– Derivative financial instruments (note 19)	(215)	151	(64)	(424)	184	(240)
	82	—	82	(128)	—	(128)
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
defaulting party, the non-defaulting party will pay the balance to the defaulting party.
The hedged items by risk category are presented below:

					2025
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve (gross of tax) £m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	7,844	44	Borrowings	(120)	—
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	562	—	Borrowings	22	(224)

British American Tobacco p.l.c. Form 20-F 2025

					2024
	Carrying amount of the hedged item £m	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item £m	Line item in the statement of financial position where the hedged item is included	Changes in fair value used for calculating hedge ineffectiveness £m	Cash flow hedge reserve (gross of tax) £m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	8,750	215	Borrowings	63	—
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	734	—	Borrowings	(18)	(268)
£383 million (2024: £363 million) of the Group’s borrowings are designated as net investment hedge instruments of the Group’s net investments in foreign operations. In line with the Group’s risk management policies, the net investment hedge relationships are reviewed periodically. The change in the value used for calculating hedge ineffectiveness for hedged items designated under net investment hedge relationships is £20 million (2024: £17 million).
As at 31 December 2025, the accumulated balance of the cash flow hedge reserve was a loss of £56 million (2024: loss of £84 million) including an accumulated loss of £224 million (2024: loss of £268 million) in relation to interest rate exposure and foreign currency exposure arising from borrowings held by the Group, and an accumulated gain of £41 million (2024: gain of £54 million) in relation to deferred tax arising from cash flow hedges. The remainder related to the Group’s foreign currency exposure on forecasted transactions and cost of hedging (note 22(c)(ii)).
27 Changes in the Group
The Group acquired certain businesses and other assets as noted below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.
(a) Acquisitions
Intellectual Property acquired from Charlie’s Holdings Inc.
In August 2025, the Group acquired certain intellectual property rights associated with PMTA applications for certain vapour products and related recipes, formulas, and product specifications relating to synthetic nicotine e-liquids from Charlie’s Holdings Inc. The total consideration for this transaction was
US$7.5 million (£6 million) payable on closing, and up to US$4.2 million (£3 million) in contingent consideration relating to post-acquisition earnouts.
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
(b) Associated undertakings
(i) ITC Limited
On 28 May 2025, the Group announced the divestment of 10% of its equity stake in ITC Limited (the equivalent of 2.5% of ITC's ordinary shares) to institutional investors by way of an accelerated bookbuild process (Block Trade). The Block Trade sale generated net proceeds after transaction costs and taxes of INR121.0 billion (£1.0 billion) which were then repatriated to the UK in a series of foreign exchange transactions in the days following the sale. The transaction was subject to applicable tax laws in India and the UK, and proceeds were remitted net of withheld Indian Capital Gains Tax of INR7.3 billion
(£63 million). Following completion of the transaction, BAT has remained a significant shareholder of ITC, with a 22.91% shareholding, and has continued
to account for ITC as an associated undertaking using the equity method of accounting.
On 13 March 2024, the Group announced the divestment of 12% of its equity stake in ITC Limited (the equivalent of 3.5% of ITC's ordinary shares at the time) by way of a Block Trade sale which generated net proceeds of INR166.9 billion (£1.6 billion). The proceeds were remitted net of withheld Indian
Capital Gains Tax of INR5.7 billion (£54 million).
On 24 July 2023, ITC announced a proposed demerger of its ‘Hotels Business’ under a scheme of arrangement by which 60% of the newly incorporated entity would be held directly by ITC's shareholders proportionate to their shareholding in ITC. In January 2025, ITC Hotels Limited was listed and commenced trading on the National Stock Exchange of India (NSE) and Bombay Stock Exchange (BSE). The Group’s direct stake in ITC Hotels Limited at the time of the demerger was 15% and the investment was recognised as an investment held at fair value through other comprehensive income. In December
2025, around 59% of the Group’s investment in ITC Hotels was sold to investors by way of an accelerated bookbuild process. Net proceeds from the sale amounted to £318 million. Following completion of the sale, the Group retains a c.6.3% holding in ITC Hotels.
During 2025, ITC made several acquisitions including Ample Foods (Prasuma and Meatigo), M/s. Sresta Natural Bioproducts (24 Mantra Organic Foods),
Mother Sparsh (premium ayurvedic and natural baby care) and Century Pulp & Paper. These acquisitions did not materially impact the Group’s investment in ITC.
(ii) Organigram Global Inc
On 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded
Organigram Global Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.9% equity stake in Organigram to become the largest shareholder, with the ability to appoint two directors and representation on its investment committee. The Group accounts for the investment as an associate.
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

British American Tobacco p.l.c. Form 20-F 2025
On 28 February 2025, the Group made the third and final tranche investment in Organigram for CAD$42 million (£23 million), subscribing for 7,562,447 common shares and 5,330,728 preferred shares at the same price as the previous two tranches. Under the terms of the agreement, the Group’s voting rights are restricted to 30%.
(iii) Other investments
Since 2021, the Group has invested in Awake Corporation, a Canadian Chocolate company in the Wellbeing & Stimulation sector, and has participated in several funding rounds since making its initial investment, previously accounting for the interest as an investment at fair value through Other Comprehensive
Income. In June 2025, the Group participated in another funding round, increasing the Group’s stake. The Group now accounts for the investment as an associate and currently owns 41.6%.
In April 2023, the Group announced a strategic joint venture agreement between a Group subsidiary, AJNA BioSciences PBC, and Charlotte’s Web. Under the terms of the transaction, a Group subsidiary acquired a 19.9% stake in the new entity, DeFloria, Inc, at a cost of £8 million (US$10 million). During
2024, the Group made a further investment of £4 million in the form of a convertible loan note.
In 2022, the Group made an investment in Steady State LLC (trading as Open Book Extracts) for £4 million, followed by a second investment of £4 million in May 2023. The Group accounts for the investment as an associate. A further investment of £8 million was made in October 2023 by way of a convertible loan note, which is currently accounted for as an investment at fair value through profit and loss.
(c) Non-controlling interests
During 2025, the Group acquired a further 2.60% in JSC JV “UZBAT A.O.” at a cost of £16 million. In addition, the Group acquired 5% of British
American Tobacco Mozambique Limitada for £3 million.
During 2023, the Group acquired a further 1.31% in Hrvatski Duhani d.d., at a cost of less than £1 million, following the acquisitions in 2022 (3.3% at a cost of £1 million).
(d) Assets held for sale and business disposals
(i) Brascuba Cigarrillos S.A.
On 19 December 2025, the Group entered into an agreement to sell its 50% shareholding in Brascuba Cigarrillos S.A. (Brascuba) to Tabagest S.A.
(Tabagest), a company incorporated in the Republic of Cuba and an existing investor in Brascuba. As part of the agreement, outstanding trading balances between Brascuba and the Group’s Brazilian subsidiaries at the completion date will also be sold and assigned to Tabagest.
Completion of the business disposal and sale and assignment of trading balances is conditional on receipt of formal government approval and there being no regulatory, compliance or other impediments to completion. Consideration for the shares in Brascuba held by the Group, which represents a 50%
shareholding, will be US$25 million (£19 million) and in addition, US$35 million (£26 million) is expected to be received for the sale and assignment of the intercompany balances referred to above, with both amounts settled in Euros.
Upon completion, the Group will no longer have a presence in Cuba. As a result of a sale of its shares, the Group will have neither voting rights nor the ability or means to direct day-to-day activities, appoint management, or make business decisions, and will not have any exposure to future returns from the business. Consequently, management have classified the entirety of the assets and liabilities of the Cuban business, excluding intercompany balances, as a disposal group as at 31 December 2025 in accordance with IFRS 5.
At 31 December 2025, £12 million of property, plant and equipment and other non-current assets, £23 million of trade and other receivables, £208 million of cash and cash equivalents and £13 million of other current assets principally relating to inventories, have been classified as held-for-sale and presented as such on the balance sheet at an estimated fair value less costs to sell. In addition, £6 million of trade creditors and other liabilities have been classified as held-
for-sale at 31 December 2025. Impairment charges of £231 million and associated costs of £4 million have been recognised in the Income Statement as adjusting items.
An estimated charge of £9 million in respect of foreign exchange previously recognised in other comprehensive income will be reclassified to the income statement on completion of the transaction. In addition, an estimated loss of £58 million will be recognised on the sale and assignment of intercompany balances on completion.
The following is a reconciliation between the total assets available for sale and their estimated recoverable value (fair value less costs to sell):

31 December 2025 £m
Total assets held-for-sale	256
Impairment of non-current assets held-for-sale - Brascuba	(12)
244
Excess impairment beyond non-current assets held-for-sale - Brascuba	(219)
25
(ii) BAT Russia and BAT Belarus
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
In accordance with IFRS, the assets and liabilities of the subsidiaries comprising BAT Russia and BAT Belarus were classified as held-for-sale as of 31
December 2022 and presented as such on the balance sheet at an estimated recoverable value. Impairment charges of £554 million and associated costs of
£58 million were recognised in 2022 as adjusting items. Upon completion, the businesses were deconsolidated from the Group's balance sheet. Proceeds of
£425 million were received in 2023, resulting in a partial reversal of £195 million of the previously recognised impairment. In addition to this, £554 million of foreign exchange previously recognised in the statement of other comprehensive income was reclassified to the income statement upon completion of the transaction. This resulted in a net charge to the income statement of £353 million which included disposal-related costs of £3 million and £9 million of foreign exchange gains on proceeds received. Management concluded that the disposal of the Russian and Belarusian businesses did not qualify to be presented as discontinued operations.
As part of the disposal agreements, the Group held call options to reacquire the ITMS Group entities which expired on the second anniversary of the completion of the transaction. No value was ascribed to these options as they could not be sold or transferred outside the BAT Group, and sanctions and counter sanctions would have restricted the ability of the Group to exercise these options. In addition, no value has been ascribed to the options the Group holds to reacquire certain trademarks and brands utilised by the ITMS businesses which only expire after 100 years. The likelihood of exercise of these

British American Tobacco p.l.c. Form 20-F 2025
options within the foreseeable future is remote, and assuming the higher returns that any market participant would require given the perceived risk of investing in Russia going forwards, and a consequent high discount rate, any value associated with exercising the options would be immaterial.
(iii) KBio Holdings Limited
With effect from 30 April 2025, the Group ceased operations at KBio Holdings Limited (a UK company) and its U.S. Subsidiary KBio Inc (collectively
KBio) and exited the Biotech space. Subsequently, on 3 November 2025, the Group accepted an offer of c.£4 million for KBio from the former CEO of
KBio, Barry Bratcher, working with a co-investor.
(iv) FE 'Samfruit' JSC
On 18 December 2025, the Group completed the sale of an associate in Uzbekistan, FE “Samfruit” JSC, by transfer of its 45.4% interest to the majority shareholder in return for nominal consideration.
28 Share-based payments
The Group operates a number of share-based payment arrangements of which the three principal ones are:
Performance Share Plan (PSP):
Since 2020, performance-related conditional awards under which shares are released automatically following a three-year vesting period (five-year period for the Executive Directors).
For awards granted in 2021 and 2020 vesting is subject to performance conditions measured over a three-year period (for all awards), based on earnings per share (40% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant) and net turnover (20% of grant). Total shareholder return combines the share price and dividend performance of the Company by reference to a comparator group.
For 2024, 2023 and 2022 awards, the performance conditions are based on earnings per share (30% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant), net turnover (15% of grant) and New Categories revenue growth (15% of grant). Performance measurements are tested based on performance during the three-year period beginning on 1 January in the year of grant.
For 2025 awards, the performance conditions are based on earnings per share (25% of grant), operating cash flow (20% of grant), total shareholder return
(20% of grant), return on capital employed (15% of grant), New Categories contribution margin (10% of grant) and Smokeless net turnover (10% of grant).
Participants are not entitled to dividends prior to the vesting or exercise of the awards. A cash equivalent dividend accrues through the vesting period (other than for the Executive Directors where additional shares are delivered in lieu of cash) and is paid on vesting after three years from the grant date. Both equity and cash-settled PSP awards are granted in March and September each year.
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
The Group also has a number of other arrangements which are not material for the Group which include:
Sharesave Scheme (SAYE)
The UK tax advantaged scheme where options are granted in March each year by invitation at a 20% discount to the market price. Options under this equity-
settled scheme are exercisable at the end of a three-year or five-year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year. All UK employees at the time of invitation are eligible to participate.
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
The amounts recognised in the income statement in respect of share-based payments were as follows:

			2025		2024		2023
	Notes	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m
PSP & RSP	28(a)	52	4	34	2	27	2
DSBS	28(b)	24	3	30	2	38	1
Other schemes		7	—	6	—	6	—
Total recognised in the income statement	3	83	7	70	4	71	3
Share-based payment liability
The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2025 and 2024:

British American Tobacco p.l.c. Form 20-F 2025

		2025		2024
	Vested £m	Unvested £m	Vested £m	Unvested £m
PSP & RSP	—	4.1	(0.9)	2.0
DSBS	—	3.2	—	3.0
Total liability	—	7.3	(0.9)	5.0
(a) PSP & RSP
Details of the movements for the equity- and cash-settled LTI schemes during the years ended 31 December 2025 and 31 December 2024, were as follows:

		2025		2024
	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	9,948	214	7,806	198
Granted during the period	4,225	104	5,128	135
Exercised during the period	(1,792)	(38)	(1,765)	(64)
Forfeited during the period	(1,188)	(36)	(1,221)	(55)
Outstanding at end of year	11,193	244	9,948	214
Exercisable at end of year	129	—	369	11
As at 31 December 2025, the Group has 11,193,000 shares (2024: 9,948,000 shares) outstanding which includes 1,914,647 shares (2024: 1,804,531 shares)
which are related to Reynolds American LTI awards from which nil shares (2024: nil shares) are exercisable at the end of the year.
The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £32.79 (2024:
£24.56; 2023: £27.65) for equity-settled and £33.11 (2024: £24.51; 2023: £25.85) for cash-settled options.
The weighted average British American Tobacco p.l.c. share price for ADS on the New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled Reynolds American LTIP awards was US$35.93 (2024: US$35.68; 2023: US$39.39).
The outstanding shares for the year ended 31 December 2025 had a weighted average remaining contractual life of 1.4 years (2024: 1.5 years; 2023: 1.5 years) for the equity-settled scheme, 1.8 years for Reynolds American equity-settled scheme (2024: 1.8 years; 2023: 1.8 years) and 1.4 years (2024: 1.6 years;
2023: 1.5 years) for the cash-settled share-based payment arrangements.
(b) Deferred Share Bonus Scheme
Details of the movements for the equity- and cash-settled DSBS scheme during the years ended 31 December 2025 and 31 December 2024, were as follows:

		2025		2024
	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands	Equity-settled Number of options in thousands	Cash-settled Number of options in thousands
Outstanding at start of year	3,536	185	3,851	261
Granted during the period	665	19	1,053	48
Exercised during the period	(1,318)	(84)	(1,287)	(103)
Forfeited during the period	(39)	(7)	(81)	(21)
Outstanding at end of year	2,844	113	3,536	185
Exercisable at end of year	—	—	—	1
The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £32.48
(2024: £24.57; 2023: £27.39) for equity-settled and £34.68 (2024: £24.47; 2023: £25.56) for cash-settled options.
The outstanding shares for the year ended 31 December 2025 had a weighted average remaining contractual life of 1.0 years (2024: 1.2 years; 2023: 1.3 years) for the equity-settled scheme and 0.9 years (2024: 1.2 years; 2023: 1.3 years) for the cash-settled scheme.
Valuation assumptions
Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

		2025		2024
	PSP & RSP	DSBS	PSP & RSP	DSBS
Expected volatility (%)	23.0	23.0	25.0	25.0
Average expected term to exercise (years)	3.0	3.0	3.0	3.0
Risk-free rate (%)	4.2	4.2	4.0	4.0
Expected dividend yield (%)	7.5	7.5	9.8	9.8
Share price at date of grant (£)	31.79	31.79	23.84	23.84
Fair value at grant date (£)*	23.44 / 25.37	25.37	15.92/17.75	17.75
Fair value at grant date (£)* – Management Board	20.61 / 25.37	25.37	13.38/17.75	17.75
Note:
*Where two figures have been quoted for the Long-Term Incentive Plan, the numbers relate to PSP and RSP awards, respectively.

British American Tobacco p.l.c. Form 20-F 2025
Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the PSP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2025	2024
	PSP	PSP
Average share price volatility FMCG comparator group (%)	22	24
Average correlation FMCG comparator group (%)	27	30
Fair values determined from the Black-Scholes and Monte-Carlo models use assumptions revised at the end of each reporting period for cash-settled share-
based payment arrangements.
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
number of awards expected to vest. This payout calculation is based on expectations published in analysts’ forecasts.
29 Group employees
The average number of persons employed by the Group and its associates during the year, including Directors, was 74,583 (2024: 74,617).

	2025 Number	2024 Number
U.S.	4,377	4,021
AME	32,747	31,090
APMEA	13,166	13,098
Subsidiary undertakings	50,290	48,209
Associates	24,293	26,408
	74,583	74,617
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
Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf and the provision of IT services. Included in the purchase of goods and services below is £144 million (2024: £116 million; 2023: £145 million) relating to the purchase of leaf. Investments in associates, in the form of convertible loan notes, are not included in the table below. The Group’s share of dividends from associates, primarily received from ITC and included in other income in the table below, were dividends received in cash of £386 million (2024: £447 million; 2023: £559 million) as well as
£533 million from ITC received in the form of shares in ITC Hotels as explained below.

	2025 £m	2024 £m	2023 £m
Transactions
– gross revenue*	500	492	523
– purchase of goods and services	(221)	(192)	(184)
– other income	945	448	560
Amounts receivable at 31 December	92	39	48
Amounts payable at 31 December	(2)	(12)	(4)
Note:
*Gross revenue is based on the invoice issued to the related party.
In addition, the following related party transactions occurred in 2025, 2024 and 2023.
Transactions with associates
ITC
Hotel demerger:
On 24 July 2023, ITC announced a proposed demerger of its ‘Hotels Business’ under a scheme of arrangement by which 60% of the newly incorporated entity would be held directly by ITC's shareholders proportionate to their shareholding in ITC. In January 2025, ITC Hotels was listed and commenced trading on the National Stock Exchange of India (NSE) and Bombay Stock Exchange (BSE). The Group’s direct stake in ITC Hotels was initially 15% and has been recognised as an investment held at fair value (refer to note 18).
Partial sale of shares:
On 28 May 2025, the Group completed the divestment of 10% of its equity stake in ITC (the equivalent of 2.5% of ITC's ordinary shares) to institutional investors by way of an accelerated bookbuild process which generated net proceeds after transaction costs and taxes of INR121.0 billion (£1.0 billion).
Following completion of the transaction, the Group has continued to account for ITC as an associated undertaking using the equity method of accounting.

British American Tobacco p.l.c. Form 20-F 2025
On 13 March 2024, the Group announced the divestment of 12% of its equity stake in ITC (the equivalent of 3.5% of ITC's ordinary shares) to institutional investors by way of an accelerated bookbuild process which generated net proceeds after transaction costs and taxes of INR166.9 billion (£1.6 billion).
Sale of brands and investment:
During 2025, the Group sold its 2% investment in Surya Nepal Pvt. Limited and brand rights in certain jurisdictions to ITC for £24 million.
Organigram
In 2023, the Group announced the signing of an agreement for a further investment of CAD$125 million (£74 million) in Organigram, subject to customary conditions, including necessary approvals by the shareholders of Organigram, which was given on 18 January 2024. On 24 January 2024, the Group made the first tranche investment of CAD$42 million (£24 million) acquiring a further 12,893,175 common shares of Organigram at a price of CAD$3.22 per share. On
30 August 2024, the Group made the second tranche investment of CAD$42 million (£24 million) acquiring a further 4,429,740 common shares and
8,463,435 preferred shares of Organigram at a price of CAD$3.22 per share. On 28 February 2025, the Group made the third and final tranche investment in
Organigram for CAD$42 million (£23 million) subscribing for 7,562,447 common shares and 5,330,728 preferred shares at the same price as the previous two tranches. Under the terms of the agreement, the Group’s voting rights are restricted to 30%.
The Group and Organigram also have a Product Development Collaboration Agreement following which a Centre of Excellence was established to focus on developing the next generation of cannabis products with an initial focus on cannabidiol (CBD).
Other associates
The following transactions occurred during 2025:
–On 18 December 2025, the Group sold its 45.40% investment in FE "Samfruit" JSC for less than £1 million.
The following transaction occurred during 2024:
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
The following transactions occurred during 2023, when the Group:
–acquired 19.9% of DeFloria, Inc for £8 million; and
–increased its ownership in Steady State LLC (trading as Open Book Extracts) from 5.76% to 10.8% for £4 million along with a further investment of
£8 million by way of a convertible loan note.
Non-controlling interests
During 2025, the Group acquired 2.60% of JSC JV “UZBAT A.O.” for £16 million, increasing the ownership to 99.99%. In addition, the Group acquired 5%
of British American Tobacco Mozambique Limitada for £3 million, increasing the ownership to 100%.
During 2023, the Group acquired 1.31% in Hrvatski Duhani d.d., at a cost of less than £1 million.
Other related party transactions
In 2022, the Group provided a temporary liquidity facility to the main UK pension fund. The facility was undrawn as at 31 December 2023 and on 28 March
2024 the facility was cancelled.
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

	2025 £m	2024 £m	2023 £m
The total compensation for key management personnel, including Directors, was:
– salaries and other short-term employee benefits	26	21	17
– post-employment benefits	1	1	1
– share-based payments	18	12	13
	45	34	31
The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

British American Tobacco p.l.c. Form 20-F 2025

	Executive Directors			Chair			Non-Executive Directors			Total
	2025 £'000	2024 £'000	2023 £'000	2025 £'000	2024 £'000	2023 £'000	2025 £'000	2024 £'000	2023 £'000	2025 £'000	2024 £'000	2023 £'000
Salary; fees; benefits; incentives
– salary	1,935	1,907	1,644							1,935	1,907	1,644
– fees				736	711	688	1,083	1,112	1,059	1,819	1,823	1,747
– taxable benefits	606	617	395	19	17	17	394	79	31	1,019	713	443
– short-term incentives	3,560	3,496	1,650							3,560	3,496	1,650
– long-term incentives	1,954	1,474	1,371							1,954	1,474	1,371
– buy-out	—	2,969	—							—	2,969	—
Sub-total	8,055	10,463	5,060	755	728	705	1,477	1,191	1,090	10,287	12,382	6,855
Pension; other emoluments
– pension	281	276	248							281	276	248
– other emoluments	8	6	2							8	6	2
Sub-total	289	282	250							289	282	250
Total emoluments	8,344	10,745	5,310	755	728	705	1,477	1,191	1,090	10,576	12,664	7,105
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
6.Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even hundreds of billions of pounds sterling.
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
8.It is the policy of the Group to defend tobacco-related litigation claims vigorously. However, Group companies may enter into settlement discussions in certain cases, if they believe it is in their best interests to do so. Group companies, for example, may enter into settlement discussions in particular cases, actions taken pursuant to ‘offer of judgment’ statutes and Filter Cases, as defined below. An ‘offer of judgment,’ if rejected by the plaintiff, preserves the Group’s right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations. Other settlements by Group companies include the State Settlement Agreements (as defined in paragraph 39 below), the funding by various tobacco companies of a US$5.2 billion (£3.9 billion) trust fund contemplated by the Master Settlement Agreement (as described in paragraph 39 below) to benefit tobacco growers, the original Broin flight attendant case (as described in paragraph 38, note 31(o) below), and most of the Engle progeny cases pending in U.S. federal court (as described in paragraph 27 et seq. below), after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.
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
10.The following table lists the categories of the tobacco-related actions pending against Group companies as at 31 December 2025 and the increase or decrease from the number of cases pending against Group companies as at 31 December 2024. Details of the quantum of past judgments awarded against Group companies, the majority of which are under appeal, are also identified along with any settlements reached during the relevant period.
Given the volume and more active nature of the Engle progeny cases and the Filter Cases in the U.S. described below, and the fluctuation in the number of such cases and amounts awarded from year to year, the Group presents judgment or settlement figures for these cases on a three-year basis. Where no quantum is identified, either no judgment has been awarded against a Group company, or where a verdict has been reached no quantification of damages has been given, or no settlement has been entered into. Further details on the judgments, damages quantification and settlements are included

British American Tobacco p.l.c. Form 20-F 2025
within the case narratives below. For a discussion of the non-tobacco related litigation pending against the Group, see note 31, paragraph 76, et seq below.

Case Type	Notes	Case Numbers as at 31 December 2025 (note 31(a))	Case Numbers as at 31 December 2024 (note 31(a))	Change in Number Increase/(decrease)
U.S. tobacco-related actions
Medical reimbursement cases	31(b)	1	2	(1)
Class actions	31(c)	19	19	No change
Individual smoking and health cases	31(d)	194	197	(3)
Engle Progeny Cases	31(e)	33	91	(58)
Broin II Cases	31(f)	1	69	(68)
Filter Cases	31(g)	31	29	2
State Settlement Agreements – Enforcement and Validity	31(h)	4	5	(1)
Non-U.S. tobacco-related actions
Medical reimbursement cases		8	18	(10)
Class actions	31(i)	2	12	(10)
Individual smoking and health cases	31(j)	42	50	(8)
(Note 31(a)) This includes cases to which the Reynolds American Inc. (Reynolds American) group companies were a party at such date.
(Note 31(b)) This category of cases includes the Department of Justice action. See note 31, paragraphs 20 to 23.
(Note 31(c)) See note 31, paragraphs 24 to 36.
(Note 31(d)) See note 31, paragraphs 37 to 38.
(Note 31(e)) See note 31, paragraphs 27 to 36.
(Note 31(f)) See note 31, paragraph 38.
(Note 31(g)) See note 31, paragraph 38.
(Note 31(h)) See note 31, paragraphs 39 to 57.
(Note 31(i)) Outside the United States, there were two class actions being brought against Group companies as at 31 December 2025. These include one class action in Canada and one class action in Venezuela. For a description of the Group companies’ non-U.S. class actions, see note 31, paragraphs 71 to 74. All outstanding tobacco litigation in Canada prior to the implementation of the Approved Plans on 29 August 2025 has been resolved and all relevant Group companies have been provided releases in full for all historical tobacco-related claims in Canada, although the procedural dismissal of the proceedings is ongoing. See note 31, paragraph 62.
(Note 31(j)) As at 31 December 2025, the jurisdictions with the most active individual cases against Group companies were, in descending order: Chile (20),
Brazil (seven), Italy (five), Argentina (five), Ireland (two), and Türkiye (two). There was a further jurisdiction with one active case only. For further information, see note 31, paragraph 75.
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
d)All sums set out in note 31 have been converted to GBP using the following end closing rates applicable for 31 December 2025, which differ from the rates at the time any related provision was recorded on the balance sheet: GBP 1 to US$ 1.3451, GBP 1 to CAD$ 1.8437, GBP 1 to EUR
1.1453, GBP 1 to AOA 1,241.5242 (Angolan Kwanza), GBP 1 to ARS 1,952.4108 (Argentine Peso), GBP 1 to BDT 164.432 (Bangladeshi Taka),
GBP 1 to BRL 7.371 (Brazilian Real), GBP 1 to MZN 85.9554 (Mozambican Metical), GBP 1 to NGN 1,945.9511 (Nigerian Naira), GBP 1 to
KRW 1,937.6100 (South Korean Won), and GBP 1 to TRY 57.7887 (Turkish Lira). In addition, due to the adoption of the euro by the Croatian
State, the European Central Bank set a conversion rate of EUR to HRK on 1 January 2023 as 1 EUR to HRK 7.5345.
U.S. Tobacco Litigation
12.Group companies, notably RJRT (individually and as successor by merger to Lorillard Tobacco) and B&W as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.
13.The total number of U.S. tobacco product liability cases pending as at 31 December 2025 involving RJRT, B&W, Santa Fe Natural Tobacco Company,
Inc. (SFNTC) and/or Lorillard Tobacco was approximately 297.
14.Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases; and other claims.

British American Tobacco p.l.c. Form 20-F 2025
15.RJRT (individually and as successor by merger to Lorillard Tobacco), American Snuff Co., SFNTC, R.J. Reynolds Vapor Company (RJR Vapor),
Reynolds American, Lorillard Inc., other Reynolds American affiliates and indemnitees, including but not limited to B&W (collectively, the Reynolds
Defendants), believe that they have valid defences to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. The Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defences that they and their counsel believe have a valid basis in law and fact.
16.Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the U.S., as at 31 December 2025, there are
37 cases, exclusive of Engle progeny cases, scheduled for trial through 31 December 2026, for the Reynolds Defendants: 30 individual smoking and health cases, three Filter Cases and four other cases. Thereafter, as of 15 January 2026, two additional Filter Cases were scheduled for trial through 31
December 2026, bringing the Filter Cases total to five scheduled trials through 31 December 2026. There are also approximately 11 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W scheduled for trial through 31 December 2026. It is not known how many of these cases will actually be tried.
17.Trial results. From 1 January 2023 through 31 December 2025, 43 trials occurred in individual smoking and health, Engle progeny, and other cases in which the Reynolds Defendants were defendants, including 10 trials where mistrials were declared. Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in 17 cases, tried in Florida (eight), Oregon (one), Massachusetts (four), Illinois (one), Delaware (one)
and New Mexico (two). Verdicts in favour of the plaintiffs were returned in 16 cases, tried in Florida (six), Massachusetts (seven), New Mexico (one), and Hawaii (two).
(a) Medical Reimbursement Cases
18.These civil actions seek to recover amounts spent by government entities and other third-party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.
19.As at 31 December 2025, one U.S. medical reimbursement suit (Crow Creek Sioux Tribe v. American Tobacco Co., filed in 1997) was pending against
RJRT, B&W and Lorillard Tobacco in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation programme, funding of a corrective public education programme, and disgorgement of unjust profits from sales to minors. There has been no recent activity in this case, and no other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.
U.S. Department of Justice Action
20.On 22 September 1999, the U.S. Department of Justice (DOJ) brought an action in the U.S. District Court for the District of Columbia against various industry members, including RJRT, B&W, Lorillard Tobacco, B.A.T Industries p.l.c. (Industries) and British American Tobacco (Investments) Limited
(Investments) (United States v. Philip Morris USA Inc.). The DOJ initially sought (i) recovery of certain federal funds expended in providing health care to smokers who developed alleged smoking-related diseases and (ii) equitable relief under the civil provisions of the Racketeer Influenced and Corrupt
Organizations Act (RICO), including (a) disgorgement of roughly US$280 billion (£208.2 billion) in profits allegedly earned from a purported racketeering ‘enterprise’ – a remedy the U.S. Court of Appeals for the District Court Circuit (the DC Circuit) ruled in February 2005 was not available –
and (b) certain ‘corrective communications’. In September 2000, the district court dismissed Industries for lack of personal jurisdiction and dismissed the health care cost recovery claims.
21.After a roughly nine-month non-jury trial of the remaining RICO claims, the district court issued its Final Judgment and Remedial Order (the Remedial
Order) on 17 August 2006. The Remedial Order found certain defendants, including RJRT, B&W, Lorillard Tobacco and Investments, had violated
RICO, imposed financial penalties and enjoined the defendants from committing future racketeering acts, participating in certain trade organisations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as ‘low tar’, ‘light’, ‘ultra-
light’, ‘mild’ and ‘natural’. The Remedial Order also required the defendants to issue ‘corrective communications’ on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining websites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants’ ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court’s order.
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
23.On 22 December 2010, the district court dismissed B&W from the litigation. Due to intervening changes in controlling law, on 28 March 2011, the district court ruled that the Remedial Order no longer applied to Investments prospectively, and for this reason, Investments would not have to comply with any of the remaining injunctive remedies. In November 2012, the district court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the special master appointed by the district court to implement them. After various proceedings and appeals, the district court in October 2017 ordered RJRT and the other U.S. tobacco company defendants to fund the publication of compelled public statements in various U.S. media outlets, including in newspapers, on television, on the companies’ websites, and in onserts on cigarette packaging. The compelled public statements in newspapers and on television were completed in 2018 and in package onserts in mid-2020. The compelled public statements now also appear on RJRT websites. The final issue regarding corrective statements was their display at retail point of sale.
On 6 December 2022, the district court entered a consent order requiring the tobacco company defendants to have the compelled public statements posted at retail point of sale. Installation of the statements began in July 2023, and the statements remained in stores through June 2025. The now-
concluded corrective statements at retail were the last remaining remedy of the litigation to be implemented.
(b) Class Actions
24.As at 31 December 2025, (1) RJRT, B&W and Lorillard Tobacco were named as defendants in one action asserting claims on behalf of putative classes of persons allegedly injured or financially impacted by their smoking, (2) one action asserting claims on behalf of putative classes of persons allegedly injured or financially impacted by RJRT’s marketing practices, and (3) as detailed in the next paragraph, RJRT, and SFNTC (a subsidiary of Reynolds
American) were named in 17 putative class actions relating to the use of the words ‘natural’, ‘100% additive-free’ or ‘organic’ in Natural American
Spirit (NAS) brand advertising and promotional materials. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages. Among the pending class actions, 16 specified the amount of the claim in the complaint and alleged that the plaintiffs were seeking in excess of US$5 million (£3.7 million) and one alleged that the plaintiffs were seeking less than US$75,000 (£55,760) per class member plus unspecified punitive damages.
No Additive/Natural/Organic Claim Cases
25.A total of 17 pending putative class actions were filed in nine U.S. federal district courts against Reynolds American, RJRT and SFNTC, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes and claim state common law fraud, negligent misrepresentation and unjust enrichment based on the use of descriptors such as ‘natural’, ‘organic’ and ‘100% additive-free’ in the marketing, labelling, advertising and promotion of SFNTC’s NAS brand cigarettes. In these actions, the plaintiffs allege that the use of these terms suggests that

British American Tobacco p.l.c. Form 20-F 2025
NAS brand cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programmes), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April
2016, the U.S. Judicial Panel on Multidistrict Litigation (JPML) consolidated the 16 cases pending at that time for pre-trial purposes before a federal district court in New Mexico, and a later-filed case was transferred there for pre-trial purposes in 2018. On 21 December 2017, that court granted the defendants’ motion to dismiss in part, dismissing a number of claims with prejudice, and denied it in part. The district court conducted a five-day hearing on the motion for class certification and on the motion challenging the admissibility of expert opinion testimony in December 2020. On 1
September 2023, the district court entered an order certifying a subset of the plaintiffs’ proposed classes covering purchasers of NAS menthol cigarettes in six states and declining to certify the other proposed classes. The defendants and plaintiffs both appealed from that order to the U.S. Court of Appeals for the Tenth Circuit. Briefing is complete and oral argument occurred on 16 July 2025. A decision is pending.
Other Putative Class Actions
26.Young v. American Tobacco Co. is a putative class action filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana against various U.S.
cigarette manufacturers, including RJRT, B&W, Lorillard Tobacco and certain parent companies. This action was brought on behalf of a putative class of Louisiana residents who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure. The action seeks an unspecified amount of compensatory and punitive damages. In March 2016, the court entered an order staying the case, including all discovery, pending the completion of an ongoing smoking cessation programme ordered by the court in a now-concluded Louisiana state court certified class action, Scott v. American Tobacco Co. The stay remains in place.
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
28.In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £107.8 billion) in punitive damages, apportioned US$36.3 billion (£27 billion) to RJRT, US$17.6 billion (£13.1 billion) to B&W, and US$16.3 billion (£12.1 billion) to Lorillard Tobacco and Lorillard Inc. The three class representatives in the Engle class action were awarded US$13 million (£9.7 million) in compensatory damages.
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
30.During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (PM USA), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million (approximately £74.3 million) divided as follows:
RJRT US$42.5 million (£31.6 million); PM USA US$42.5 million (£31.6 million); and Lorillard Tobacco US$15 million (£11.2 million). The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal, and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.
31.As at 31 December 2025, there were approximately 33 Engle progeny cases pending in which RJRT, B&W and/or Lorillard Tobacco have all been named as defendants and served. These cases include claims by or on behalf of 50 plaintiffs. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an ‘offer of judgment’ from
RJRT and/or RJRT’s affiliates and indemnitees.
32.15 trials occurred in Engle progeny cases in Florida state courts against RJRT, B&W and/or Lorillard Tobacco from 1 January 2023 through 31
December 2025, and additional state court trials are scheduled for 2026.
33.The following chart identifies the number of trials in Engle progeny cases as at 31 December 2025 and additional information about the adverse judgments entered:

Trials/verdicts/judgments of individual Engle progeny cases from 1 January 2023 through 31 December 2025:
Total number of trials	15
Number of trials resulting in plaintiffs’ verdicts	7*
Total damages awarded in final judgments against RJRT	US$58,210,000 (£43.3 million)
Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$32,462,000 (of overall US$58,210,000 ) (£24.1 million of £43.3 million)
Amount of overall damages comprising ‘punitive damages’ (approximately)	US$25,748,000 (of overall US$58,210,000) (£19.1 million of £43.3 million)
Note:
*Of the 7 trials resulting in plaintiffs’ verdicts 1 January 2023 to 31 December 2025 (note 31(k)):

Number of adverse judgments appealed by RJRT (note 31(l))	4
Number of adverse judgments, in which RJRT still has time to file an appeal	0
Number of adverse judgments in which an appeal was not, and can no longer be, sought	3
(Note 31(k)) The 15 trials include two cases with two punitive damages retrials, both within the time period and both prior to the time period (Ledo v R. J.
Reynolds Tobacco Co. and Spurlock v. R. J. Reynolds Tobacco Co.).
(Note 31(l)) Of the four adverse verdicts appealed by RJRT as a result of judgments arising in the period from 1 January 2023 to 31 December 2025:
a.one appeal remains undecided in the District Court of Appeal;
b.one judgment was affirmed and paid;

British American Tobacco p.l.c. Form 20-F 2025
c.one case was reversed and a new trial ordered; and
d.one case was resolved after the appeal was filed.
34.By statute, Florida applies a US$200 million (£148.7 million) bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given
Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed. In addition, bills have been introduced in sessions of the Florida legislature that would eliminate the Engle progeny bond cap, but those bills have not been enacted as at 31 December 2025.
35.In 2025, RJRT paid judgments in three Engle progeny cases. Those payments totalled approximately US$16 million (approximately £11.9 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest.
36.In addition, accruals for damages and statutory interests for two pre-trial case resolutions and the remaining amounts of one resolution bundle were recorded in Reynolds American’s consolidated balance sheet as at 31 December 2025 to the value of approximately US$4.8 million (approximately
£3.6 million).
(c) Individual Cases
37.As at 31 December 2025, 194 individual cases were pending in the United States against RJRT, B&W and/or Lorillard Tobacco. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, breach of express or implied warranty, violations of state deceptive trade practices or consumer protection statutes, and conspiracy. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs, and punitive damages. The category does not include the Engle progeny cases, Broin II cases, and Filter Cases discussed above and below. Three of the individual cases are brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to Environmental
Tobacco Smoke (ETS).
38.The following chart identifies the number of individual cases pending as at 31 December 2025 as against the number pending as at 31 December 2024, along with the number of Engle progeny cases, Broin II cases, and Filter Cases, which are discussed further below.

Case Type	U.S. Case Numbers 31 December 2025	U.S. Case Numbers 31 December 2024	Change in Number Increase / (Decrease)
Individual Smoking and Health Cases (note 31(m))	194	197	(3)
Engle Progeny Cases (Number of Plaintiffs) (note 31(n))	33 (50)	91 (125)	(58) (75)
Broin II Cases (note 31(o))	1	69	(68)
Filter Cases (note 31(p))	31	29	2
(Note 31(m)) Out of the 194 pending individual smoking and health cases, eight have received adverse verdicts or judgments in the court of first instance or on appeal, and the total amount of those verdicts or judgments is approximately US$260 million (approximately £193.3 million), of which
US$87 million (£64.7 million) is the result of the jury’s verdict in Penza v. R. J. Reynolds Tobacco Co. and US$89 million (£66.2 million) is the result of the jury’s verdict in Marvin Manious v. R.J. Reynolds Tobacco Co. In addition, accruals for four individual smoking and health pre-trial case resolutions and three resolution bundles were recorded in Reynolds American’s consolidated balance sheet as at 31 December 2025 to the value of approximately US$6.3 million (approximately £4.7 million).
(Note 31(n)) The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed. Please see earlier table in paragraph 33.
(Note 31(o)) Broin v. Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, B&W, Lorillard
Tobacco and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (£223 million) in three annual
US$100 million (£74.3 million) instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million (£36.4 million) for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million (approximately £63.9 million); B&W’s was approximately
US$57 million (approximately £42.4 million); and Lorillard Tobacco’s was approximately US$31 million (approximately £23 million). The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as ‘general causation’. With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as ‘specific causation’, individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007. There have been periodic efforts to activate cases and the Group expects this to continue over time. In 2025, RJRT resolved the remaining Broin II cases due to inactivity on the files, except for one case which remains pending as of 31 December 2025.
(Note 31(p)) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard
Tobacco for a limited period of time ending more than 60 years ago. Pursuant to a 1952 agreement between P. Lorillard Company and H&V Specialties
Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. As of 31
December 2025, Lorillard Tobacco and/or Lorillard Inc. was a defendant in 31 Filter Cases. Since 1 January 2023, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$19.1 million (approximately £14.2 million) in settlements to resolve 80 Filter
Cases. In addition, an accrual for the resolution of eight of the 80 Filter Cases was recognised as at 31 December 2025 to the value of approximately
US$3.3 million (approximately £2.5 million).
(d) State Settlement Agreements
39.In November 1998, the major U.S. cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, entered into the Master Settlement
Agreement (MSA) with attorneys general representing 46 U.S. states, the District of Columbia and certain U.S. territories and possessions. These cigarette manufacturers had previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state (collectively and with the MSA, the ‘State Settlement Agreements’).
40.These State Settlement Agreements settled all health care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major U.S. cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major U.S. cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion
(£3.9 billion) trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.

British American Tobacco p.l.c. Form 20-F 2025
41.RJRT and SFNTC are subject to substantial payment obligations under the State Settlement Agreements. Payments under the State Settlement
Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit, net operating profit (NOP) and inflation. Reynolds American’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for
2023, 2024 and 2025 and the projected expenses and payments for 2026 and onwards are set forth below (in millions of US dollars)*:

	2023	2024	2025	2026	2027 and thereafter
Settlement expenses	$2,516	$2,160	$2,037
Settlement cash payments	$2,874	$2,535	$2,140
Projected settlement expenses				>$2,000	>$2,000
Projected settlement cash payments				>$2,000	>$2,000
Note:
*  Subject to adjustments for changes in sales volume, operating profit, NOP, inflation and other factors. Payments are allocated among the settling companies on the basis of relative market share or other methods.
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
43.In addition, the MSA includes an adjustment that potentially reduces the annual payment obligations of RJRT, Lorillard Tobacco and the other signatories to the MSA, known as ‘Participating Manufacturers’ (PMs). Certain requirements, collectively referred to as the ‘Adjustment
Requirements’, must be satisfied before the adjustment for a given year is available: (i) an independent auditor must determine that the PMs have experienced a market share loss, beyond a triggering threshold, to those manufacturers that do not participate in the MSA (such non-participating manufacturers being referred to as NPMs); and (ii) in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss of market share. This finding is known as a significant factor determination, and the adjustment is referred to as the NPM Adjustment.
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
45.RJRT, Lorillard Tobacco and SFNTC are or were involved in the NPM Adjustment proceedings concerning the years 2003 to 2025. In 2012, RJRT,
Lorillard Tobacco, and SFNTC entered into an agreement (the Term Sheet) with certain settling states that resolved accrued and future NPM
Adjustments. Since that time, additional states have joined the NPM Adjustment Settlement Agreement (which incorporates the Term Sheet). In 2015, an additional state, New York, entered a separate settlement of the NPM Adjustment dispute covering the years 2004 to 2014 and setting forth a procedure for calculating RJRT payment credits based on the number of NPM packs sold on or through a Native American reservation in New York for
2015 onwards. In 2020, an additional state, Montana, entered a separate settlement of the NPM Adjustment dispute covering the years 2005 to 2030. In
2024, an additional state, Massachusetts, entered a separate settlement of the NPM Adjustment dispute covering the years 2005 to 2011. In 2025, an additional state, Washington, entered a separate agreement of the NPM Adjustment dispute with RJRT and certain Subsequent Participating
Manufacturers (SPMs) covering the years 2005 to 2023.
46.Arbitration panels ruled in September 2021 and September 2022 that Missouri and New Mexico, respectively, had not diligently enforced their respective Qualifying Statutes in the year 2004. In September 2021 and December 2023, arbitration panels ruled that Washington had also not diligently enforced its Qualifying Statute in the years 2004 through 2007.
After a motion by Missouri to vacate the 2004 NPM Adjustment arbitration panel’s award in November 2021, which was denied by the Missouri
Circuit Court in 2024, the 2004 NPM Adjustment award was confirmed on 14 January 2025. Missouri filed a notice of appeal, but the Missouri Court of
Appeals affirmed the order denying Missouri’s motion to vacate the 2004 award in September 2025. An application for transfer to the Supreme Court of
Missouri was denied in November 2025. This matter is now closed.
On 30 August 2023, the New Mexico District Court vacated the arbitration panel’s decision with respect to New Mexico and an appeal was filed by the
PMs in September 2023. On 15 January 2026, the New Mexico Court of Appeals reversed the lower court’s order and reinstated the award finding New
Mexico non-diligent in 2004.
On 28 March 2024, Washington filed a motion to vacate the arbitration panel’s award determining it was non-diligent in 2005, 2006, and 2007.
Following a series of filings by RJRT and the state, on 7 April 2025, the state, RJRT and certain other SPMs settled the NPM Adjustment dispute for
2005 through 2023. Pursuant to such settlement, Washington agreed to dismiss its appeal as to RJRT and those other settling SPMs. On 2 May 2025,
Washington, RJRT, and the settling SPMs filed a joint motion to dismiss the appeal, which was granted on 27 May 2025. PM USA objected to the settlement, but the independent auditor implemented the settlement in April 2025. On 21 April 2025, PM USA served on RJRT an arbitration demand seeking to arbitrate the validity of the settlement. On 4 June 2025, RJRT and the settling SPMs filed a complaint in Washington’s MSA court requesting a declaration that PM USA’s arbitration demand is invalid and fails to raise an arbitrable dispute. On 24 June 2025, PM USA filed a motion to compel arbitration and to dismiss the complaint. The motion to compel arbitration was granted in September 2025 against RJRT’s filed opposition. The case has been stayed pending arbitration. On 12 September 2025, RJRT and the SPMs served on PM USA an arbitration demand alleging PM USA had breached the 2017 NPM Adjustment Settlement Agreement by interfering with RJRT’s and the SPMs’ separate resolution of their individual NPM
Adjustment disputes with Washington, RJRT and PM USA filed arbitration demands, which were later consolidated, with Judicial Arbitration and
Mediation Services, Inc. (JAMS) on 6 October 2025 and 7 October 2025, respectively. The parties are in the process of selecting arbitrators. On 30
October 2025, Washington and PM USA settled the NPM Adjustment dispute for 2005 through 2015. NPM proceedings are ongoing and could result in further reductions of the companies’ MSA-related payments.
47.On 22 March 2024, New Mexico filed a complaint with the New Mexico District Court seeking a declaratory judgment interpreting the term “diligently enforce” as used in the MSA. RJRT filed a motion to compel arbitration and to dismiss the complaint on 19 April 2024. On 23 September 2024, the
New Mexico District Court granted RJRT’s motion to compel arbitration and dismissed the complaint from the bench. The New Mexico District Court issued an order to that effect on 13 November 2024. New Mexico filed a notice of appeal on 9 December 2024. Briefing is complete and the appeal is pending.
48.On 23 February 2024, PM USA sent New Mexico a 30-day notice of intent to initiate a proceeding against New Mexico, giving notice that it intends to bring an action in the New Mexico District Court seeking an enforcement order compelling New Mexico to participate in a proceeding before a firm to

British American Tobacco p.l.c. Form 20-F 2025
resolve a dispute over whether New Mexico’s statutes requiring escrow deposits on certain cigarettes sold in New Mexico constitute a Qualifying
Statute pursuant to the MSA.
49.Currently there are four proceedings in four jurisdictions (Delaware (see paragraph 53), New Mexico (see paragraph 55), Texas (see paragraph 56) and
Minnesota (see paragraph 57)) under or in connection with the State Settlement Agreements (other than the ones described above).
50.In January 2017, the State of Florida sought an order declaring that RJRT and Imperial Tobacco Group, PLC (ITG), a wholly owned subsidiary of
Imperial Brands plc that was later joined into the enforcement action, are in breach of the Florida State Settlement Agreement and are required, jointly and severally, to pay approximately US$45 million (approximately £33.5 million) and make annual payments to the state under the Florida State
Settlement Agreement with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the divestiture of certain assets, on
12 June 2015, by subsidiaries or affiliates of Reynolds American and Lorillard (the Divestiture), referred to as the ‘Acquired Brands’. The motion also claimed future annual losses of approximately US$30 million per year (approximately £22.3 million) absent the court’s enforcement of the Florida State
Settlement Agreement.
51.On 27 December 2017, the court entered an order holding RJRT (not ITG) liable for annual settlement payments for the Acquired Brands, finding that
ITG did not assume liability for annual settlement payments related to the Acquired Brands under the terms of the asset purchase agreement relating to the Divestiture. On 15 August 2018, the court entered a final judgment in the action (the Final Judgment). On 29 July 2020, Florida's Fourth District
Court of Appeal affirmed the Final Judgment on appeal. RJRT’s motion for rehearing or certification and its motion for review were denied by the
Florida Supreme Court in September 2020 and December 2020, respectively. On 5 October 2020, RJRT satisfied the Final Judgment (approximately
US$193 million (approximately £143.4 million)) and paid approximately US$3.2 million (approximately £2.4 million) of Florida’s attorneys’ fees. As explained below, RJRT has secured an order in the Delaware action requiring ITG to indemnify it for amounts paid under the Final Judgment.
52.In February 2017, ITG filed an action in the Delaware Court of Chancery seeking declaratory relief against Reynolds American and RJRT on various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture with respect to the subject of the Florida enforcement litigation described above. Reynolds American and RJRT filed counterclaims on the same issues. Following summary judgments in September 2022 and October 2023, the court entered an implementing order on 15 November 2023 providing that ITG shall indemnify Reynolds American and RJRT for every settlement payment that they make in the future to Florida under the Final Judgment in the Florida litigation, based on ITG’s sales of Acquired Brands cigarettes, with the question of whether the indemnification obligation should be reduced to account for how NOP adjustment (NOP Adjustment) payments would have been allocated if ITG had joined the Florida State Settlement Agreement to be deferred to trial. Following a trial in 2024, the judge entered an order in March 2025 and a final order and judgment in April 2025 awarding Reynolds
American and RJRT approximately US$370 million (£275.1 million) against ITG for prior settlement payments with interest. ITG appealed this decision. On 15 December 2025, the Delaware Supreme Court affirmed the judgment of the Court of Chancery. On 31 December 2025, the Delaware
Supreme Court issued a mandate closing the case. Effective 30 January 2026, ITG, Reynolds American and RJRT entered into a confidential Delaware
Judgment Settlement Agreement. PM USA previously moved to intervene in the case to assert that Reynolds American, RJRT and/or ITG were unjustly enriched by Florida settlement payments borne by PM USA. The court denied PM USA’s motion to intervene as untimely. PM USA had appealed but then voluntarily dismissed its appeal. This matter is now closed.
53.On 4 February 2026, PM USA brought an action against Reynolds American and RJRT in the Court of Chancery of the State of Delaware alleging unjust enrichment arising from the Delaware rulings in favour of the companies against ITG. PM USA claims Reynolds avoided certain settlement payments in Florida because ITG did not join the Florida settlement. PM USA claims these savings were at its expense and seeks restitution and damages for the alleged unjust enrichment in an amount to be determined by the court, interest, and attorneys’ fees and costs.
54.On 3 December 2019, the State of Mississippi filed a notice of violation and motion to enforce the Mississippi State Settlement Agreement in the
Chancery Court of Jackson County, Mississippi against RJRT, PM USA and ITG, seeking a declaration that the base year 1997 NOP to be used in calculating the NOP Adjustment was not affected by the change in the federal corporate tax rate in 2018 from 35% to 21% (the Tax Rate Change), and an order requiring RJRT to pay the approximately US$5 million (approximately £3.7 million) difference in its 2018 payment because of this issue.
Determination of the issue of the Tax Rate Change may affect RJRT’s annual payment thereafter. On 10 June 2022, the Mississippi Chancery Court granted the state’s motion to enforce, ruling for the state and denying RJRT’s appeal. Following a hearing on damages, including interest and attorneys'
fees, on 13 February 2024, the Chancery Court awarded the state attorneys’ fees of approximately US$1.3 million (approximately £1 million).
On 7 May 2024, the court entered a final judgment awarding the state compensatory damages of approximately US$23.5 million (approximately £17.5 million) plus 8% prejudgment interest, and approximately US$1 million (approximately £743,467) in additional attorneys’ fees against RJRT. In June
2024, the state and RJRT filed notices of appeal. PM USA also filed an appeal, which was dismissed (along with the state’s appeal as it related to PM
USA) following a settlement between those parties in October 2024. On 19 August 2025, RJRT and the state entered into a settlement. On 27 August
2025, the Mississippi Supreme Court dismissed RJRT’s appeal and the State’s appeal. This matter is now closed.
55.On 29 November 2022, the State of New Mexico filed a complaint or, in the alternative, a motion to enforce its uniform consent decree entered in connection with the MSA against the PMs asserting, among other things, claims for breach of contract and violations of New Mexico’s Unfair Practices
Act. New Mexico seeks compensatory damages in an amount to be determined at trial, as well as treble damages, punitive damages, and declaratory and injunctive relief. On 10 February 2023, the PMs filed a motion to compel arbitration or, in the alternative, motion to dismiss New Mexico’s complaint and alternative motion to enforce. On 29 December 2023, the New Mexico District Court granted the PMs’ motion to compel arbitration. On 29 January
2024, New Mexico filed a notice of appeal. Briefing is complete and the appeal is pending. On 29 March 2024, RJRT filed a motion to dismiss New
Mexico’s appeal. RJRT’s motion to dismiss is held in abeyance pending submission of the appeal to a panel of judges.
56.On 2 March 2023, the State of Texas issued a demand letter to RJRT, PM USA and ITG, pursuant to the Texas State Settlement Agreement, for underpaid sums owed to Texas for the years 2019 through 2022 and a change in the calculation going forward, asserting that RJRT, PM USA and ITG issued payments to Texas that were based on unauthorized changes to the base year 1997 NOP by incorporating into their calculations the Tax Rate
Change. The parties filed cross-motions and, on 15 March 2024, the court granted the state’s cross-motion to enforce and denied the motion to enforce filed by PM USA and RJRT. On 28 March 2025, the court ordered the parties to comply with calculations requiring RJRT to pay to Texas approximately US$104 million (£77.3 million), plus pre-judgment interest from 30 April 2019 through 14 March 2024, and post-judgment interest from
15 March 2024 until payment. On 25 April 2025, each of RJRT and PM USA filed a notice of appeal with the Fifth Circuit Court of Appeals. Briefing is complete and the appeal is pending.
57.On 2 July 2024, the State of Minnesota filed a motion to enforce the Minnesota State Settlement Agreement on the basis that the NOP Adjustment due to Minnesota for the years 2018 and after be based on the value fixed in the Mississippi decision that found the base year 1997 NOP to be used in calculating the NOP Adjustment was not affected by the Tax Rate Change, which motion was granted on 9 December 2024. The Minnesota court requested the parties to meet and confer on the issue of damages, interest, and civil penalties including attorneys’ fees and directed that, within 30 days, the independent accounting firm retained by the parties to calculate the settlement payments, PricewaterhouseCoopers LLC, shall calculate all future
Minnesota NOP Adjustments using US$3,115.1 million (approximately £2,316 million) as the base NOP. After the parties informed the court that they had not resolved all remaining issues within the prescribed time frame, the court directed the parties to mediation of the remaining issues. RJRT and PM
USA mediated on 10 April 2025 but did not reach a resolution of their dispute over allocation of the damages between them for 2018 and 2019. RJRT and PM USA each filed motions regarding the allocation of damages on 17 June 2025. After a hearing in October 2025, the court granted PM USA’s motion related to the allocation of payments and ordered that ITG Brands, LLC be included in the recalculation of payments from 2018 going forward.

British American Tobacco p.l.c. Form 20-F 2025
On 5 January 2026, the district court issued the judgment against RJRT and PM USA. On 6 January 2026, the district court entered a Notice of Entry of
Judgment against RJRT for US$71.1 million (approximately £52.9 million). RJRT intends to appeal.
Tobacco-Related Litigation Outside the U.S.
58.As at 31 December 2025:
a)medical reimbursement actions are being brought in Angola, Brazil, Nigeria and South Korea;
b) class actions are being brought in Canada and Venezuela; and
c) active tobacco product liability claims against the Group’s companies existed in 11 markets outside the U.S. The only markets with five or more claims were Argentina, Brazil, Chile and Italy.
(a) Medical reimbursement cases
Angola
59.In November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (SUT) was served with a collective action filed in the Provincial
Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (AADIC). The lawsuit seeks damages of AOA800 million (approximately £644,369) allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (INCC) for the
cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on 5 December 2016. The case remains pending.
Canada
60.In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, a separate action for recovery of healthcare costs arising from the treatment of smoking and health-related diseases was commenced in each of the ten provinces (the Provincial Actions). Damages were not quantified by all ten provinces; however, the industry-wide damages claimed in certain of the Provincial Actions ranged between CAD$10 billion (£5.4 billion) and CAD$118 billion (£64 billion), and the province of Ontario delivered expert reports quantifying its damages in the range of CAD$280 billion (£151.9 billion) and CAD$630 billion (£341.7 billion) in
2016/2017 dollars plus an additional CAD$9.4 billion (£5.1 billion) and CAD$10.9 billion (£5.9 billion) in damages in respect of environmental tobacco smoke, with the province’s amended statement of claim seeking damages of CAD$330 billion (£179 billion). In addition to the actions commenced by the provincial governments, numerous class actions against Group companies were launched (see paragraphs 71 to 73).
61.Following a judgment by the Québec Court of Appeal in March 2019 in the Québec class actions, JTI-MacDonald Corp ((JTIM) a subsidiary of Japan
Tobacco International (JTI) and a co-defendant in the cases), Imperial Tobacco Canada Limited (Imperial) and Imperial Tobacco Company Limited
(together with Imperial, ITCAN) and Rothmans, Benson & Hedges Inc. ((RBH) a subsidiary of Philip Morris International Inc. and a co-defendant in the cases) each filed for creditor protection under the Companies’ Creditors Arrangement Act (CCAA), and court ordered stays (the Stays) of all tobacco litigation in Canada against all defendants (including all Group companies that were defendants in the Canadian tobacco litigation, including (i)
ITCAN, British American Tobacco p.l.c., British American Tobacco (Investments) Limited, B.A.T. Industries p.l.c. and Carreras Rothmans Limited)
and (ii) R.J. Reynolds Tobacco Company (RJRT) and R.J. Reynolds Tobacco International Inc. (which RJR Companies, pursuant to the terms of the
1999 sale of RJRT’s international tobacco business to JTI, benefit from an indemnification by JTI for all liabilities and obligations (including litigation costs) arising in respect of the Canadian recoupment actions and on behalf of which RJR Companies, subject to a reservation of rights, JTI had assumed the defence in these actions).
62.Following (i) the filing of proposed plans of compromise (collectively, the Proposed Plans) by the court-appointed mediators and monitors for each of
ITCAN, RBH and JTIM in the Ontario Superior Court of Justice (the Court) in October 2024, (ii) subsequent amendments, (iii) creditor approval in
December 2024 and (iv) a sanction hearing in January 2025, the Court ultimately issued an order on 6 March 2025 finding each of the Proposed Plans fair, reasonable, and in the public interest, and sanctioned the Proposed Plans (hereinafter referred to as the Approved Plans). The Approved Plans were implemented on 29 August 2025, as a result of which all outstanding tobacco litigation in Canada against the defendants has been resolved and all relevant Group companies have been provided releases in full for all historical tobacco-related claims in Canada.
63.On implementation, each of ITCAN, RBH and JTIM was required to pay into the settlement fund cash and cash equivalents on hand (including investments held at fair value) (other than, in the case of RBH, a holdback amount) plus certain court deposits. If any cash tax refunds are later received on account of these upfront payments, 85% of these refund amounts will also be payable towards the settlement. Going forward, each of ITCAN, RBH and JTIM will also be required to make annual payments based on a percentage (initially 85%, reducing over time to 70%) of net income after tax based on amounts generated from all sources, excluding New Categories, until they settle the liability (CAD$32.5 billion (approximately £17.6 billion)) in full. The performance of ITCAN’s New Categories (including Vapour products and nicotine pouches) is not included in the basis for calculating the annual payments. The Group has recognised a provision to reflect management’s best estimate of ITCAN’s total payment obligations under the
Approved Plans (see note 24).
Nigeria
64.British American Tobacco (Nigeria) Limited (BAT Nigeria), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the
Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008)
commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately NGN10.6 trillion
(approximately £5.4 billion) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.
65.The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking, and performance of another’s duty to the public.
66.The Company and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Kano, Gombe and Ogun. These cases are stayed or adjourned pending the final outcome of these jurisdictional challenges. In the Lagos action, the Nigerian Supreme Court denied the Company’s appeal on 25 November 2025 and the case will be remanded to the trial court. Investment’s appeal in the Lagos action remains pending. In the state of Oyo, on 13 November 2015, and 24 February
2017, respectively, the Company’s and Investments’ jurisdictional challenges were successful in the Court of Appeal and the issuance of the writ of summons was set aside.
South Korea
67.In April 2014, Korea’s National Health Insurance Service (NHIS) filed a healthcare recoupment action against KT&G (a Korean tobacco company),
PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly KRW54 billion (approximately
£27.9 million exclusive of interest) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September

British American Tobacco p.l.c. Form 20-F 2025
2014. On 20 November 2020, the court issued a judgment in favour of the defendants and dismissing all of the plaintiff’s claims. The NHIS filed an appeal of the judgment on 11 December 2020. Appellate proceedings commenced in June 2021. On 15 January 2026, the Seoul High Court dismissed the NHIS’s appeal and fully upheld the first instance judgment, dismissing all claims against all defendants. The NHIS has indicated that it intends to appeal to the Korean Supreme Court. On 3 February 2026, the NHIS filed a notice of appeal of the Seoul High Court’s ruling to the Supreme Court of
Korea.
Brazil
68.On 21 May 2019, the Federal Attorney’s Office (AGU) in Brazil filed an action in the Federal Court of Rio Grande do Sul against the Company, the
BAT Group’s Brazilian subsidiary Souza Cruz LTDA (Souza Cruz), Philip Morris International, Philip Morris Brazil Indústria e Comércio LTDA and
Philip Morris Brasil S/A (collectively, PMB), asserting claims for medical reimbursement for funds allegedly expended by the federal government as public health care expenses to treat 26 tobacco-related diseases over the last five years from the filing date and that will be expended in perpetuity during future years, including diseases allegedly caused both by cigarette smoking and exposure to ETS. The action includes a claim for moral damages allegedly suffered by Brazilian society to be paid into a public welfare fund. The action is for an unspecified amount of monetary compensation, as the AGU seeks a bifurcated action in which liability would be determined in the first phase followed by an evidentiary phase to ascertain damages.
69.Following proceedings in 2019 and 2020 in both the trial and appellate courts challenging the issue of service on the Company, the court ruled that service of the Company via its Brazilian subsidiary Souza Cruz constituted proper service, and ordered that defences be filed. The Company and Souza
Cruz (which was served with the complaint on 7 August 2019) filed their respective defences on 12 May 2020.
70.The court permitted the Associação de Controle do Tabagismo, Promoção da Saúde (ACT), a Brazilian non-governmental organisation, and the
Fundação Oswaldo Cruz (FIOCRUZ), a research and development arm of the Brazilian Ministry of Health, to intervene in the case as amicus curiae (on
13 May 2022 and 24 March 2025, respectively), over the objections of Souza Cruz, PMB and the Company, limiting ACT and FIOCRUZ's rights as amicus curiae to presenting technical and scientific opinions and participating in court hearings. The AGU submitted its reply to the defences on 5 July
2022, and Souza Cruz, the Company and PMB submitted responses to the AGU's reply on 26 August 2022. On 30 May 2025, FIOCRUZ submitted its statement as amicus curiae. On 19 May 2020, notice was sent to the Public Prosecutor’s Office (MPF) regarding the AGU’s request that the MPF join the action as a plaintiff. The MPF, via its response filed on 10 July 2020, declined to join the action as party, but will act as an ‘inspector of the law’, which enables MPF to express its opinion on case matters. On 10 October 2022, the MPF submitted an opinion on preliminary issues and evidence, which called for rejection of the defendants’ preliminary defences and the majority of the evidence requested by AGU and defendants. The defendants, including the Company and Souza Cruz have filed responses to the MPF’s opinion.
On 24 March 2025, the court issued a preliminary decision on preliminary matters and evidence. The analysis of all preliminary matters raised by the defendants was postponed to the final ruling, all the evidence requested by the parties was rejected. Souza Cruz and PMB filed, on 9 April 2025 and 10
April 2025, respectively, motions for clarification of or adjustment to the preliminary decision, to which the AGU responded on 30 May 2025. The motions remain pending.
(b) Class Actions
Canada
71.As described in paragraph 62, all Canadian tobacco litigation has been resolved and all relevant Group companies have been provided release in full for all tobacco-related claims in Canada following implementation of the Approved Plans.
72.This includes resolution of the 11 class actions brought in Canada against Group companies for a variety of claims, including deceptive marketing of light and mild cigarettes, failure to pay the agreed domestic contract price to tobacco growers used in products manufactured for the export market and which were ultimately smuggled back into Canada, and smoking and health-related claims, including claims based on fraud, fraudulent concealment, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a ‘special duty’ to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability and violations of various trade practices and competition statutes. Damages sought were not quantified in most cases; however in respect of the two class actions in Québec, the amount of the judgment was CAD$13.7 billion (£7.4 billion), of which CAD$9.2 billion (£5 billion) was ITCAN’s share and the amount sought in the tobacco growers class action was CAD$50 million (£27.1 million).
73.A proposed national class action was filed in the British Columbia Supreme Court by Danver Bauman (via his litigation guardian) on 21 December
2023 against Imperial Tobacco Company Ltd., Imperial, and Nicoventures Trading Limited (Nicoventures) alleging numerous statutory and common law causes of action in connection with the design, marketing and sale of Zonnic. The action was issued in violation of the Stays, and has not been validly served. Thereafter, on 26 September 2025, the plaintiffs’ firm that had attempted to commence the Bauman action issued a nearly duplicative class proceeding with a new representative plaintiff, Daniel Maynard. The Maynard action seeks certification of a national class of Canadian consumers who purchased Zonnic for “primarily personal, family or household use”, and alleges that the defendants engaged in “deceptive and misleading design, regulatory approval, labelling, advertising, marketing, promotion, distribution, and sale” of its Zonnic products. The plaintiffs seek an unspecified quantum of damages for unjust enrichment, common law breaches (including failure to warn and negligence), and breaches of various provincial and federal statutes related to advertising and promotion, as well as punitive damages. The supporting certification record has not yet been delivered by the plaintiffs, such that the action has not progressed.
Venezuela
74.In April 2008, the Venezuelan Federation of Associations of Users and Consumers (FEVACU) and Wolfang Cardozo Espinel and Giorgio Di Muro Di
Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. (Cigarrera
Bigott), a Group subsidiary, and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled.
On 25 April 2017 and on 23 January 2018, Cigarrera Bigott requested the court to declare the lapsing of the class action due to no proceedings taking place in the case in over a year. A ruling on the matter is yet to be issued.
(c) Individual Tobacco-Related Personal Injury Claims
75.As at 31 December 2025, the jurisdictions with the most active individual cases against Group companies were, in descending order: Chile (20), Brazil
(seven), Italy (five), Argentina (five), Ireland (two) and Türkiye (two). There was a further jurisdiction with one active case only. Out of these 42 active individual cases, as at 31 December 2025 there were two cases in Argentina that have resulted in pending unfavourable judgments. In one case, damages were awarded totalling ARS685,976 (approximately £351) in compensatory damages and ARS2,500,000 (approximately £1,280) in punitive damages, plus post-judgment interest. This judgment was reversed via an appellate court ruling issued 19 September 2023. The plaintiff’s petition for leave to appeal to the Argentina Supreme Court was denied on 29 November 2023. The plaintiff filed an extraordinary appeal to the Argentina Supreme
Court on 7 December 2023, which appeal remains pending. In the other case, compensatory damages were awarded totalling ARS2,850,000
(approximately £1,460), with post-judgment interest totalling approximately ARS338,089,193 (approximately £173,165). This judgment is currently on appeal. In addition, on 25 August 2023, an adverse written judgment was served in an individual action in Türkiye awarding TRY10,000
(approximately £173) in compensatory damages against British American Tobacco Tütün Mam. San. ve Tic. A.Ş (BAT Türkiye) and Philip Morris
Sabancı Pazarlama ve Satış A.Ş, now known as Philip Morris Pazarlama ve Satış A.Ş (PMP). The judgment was reversed against BAT Türkiye via an appellate court ruling served on 7 January 2025, on the basis that BAT Türkiye does not have standing to be sued. The judgment was upheld against

British American Tobacco p.l.c. Form 20-F 2025
PMP, with the amount of the award increased to TRY500,000 (approximately £8,652). PMP has appealed the judgment against it, and the plaintiff has appealed both rulings. The appeals remain pending.
Croatian Distributor Dispute
76.BAT Hrvatska d.o.o u likvidaciji and British American Tobacco Investments (Central and Eastern Europe) Limited are named as defendants in a claim by Mr Perica received on 22 August 2017 and brought before the commercial court of Zagreb, Croatia. Mr Perica seeks damages of HRK408 million
(€54.1 million / £47.2 million) relating to a BAT Standard Distribution Agreement dating from 2005. BAT Hrvatska d.o.o and British American
Tobacco Investments (Central and Eastern Europe) Ltd filed a reply to the statement of claim on 6 October 2017. A hearing had been scheduled to take place on 10 May 2018, but it was postponed due to a change of the judge hearing the case. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Zagreb. TDR d.o.o. is also named as the defendant in a claim by
Mr Perica received on 30 April 2018 and brought before the commercial court of Zagreb, Croatia. Mr. Perica seeks payment in the amount of
HRK408 million (€54.1 million / £47.2 million) claiming that BAT Hrvatska d.o.o. transferred a business unit to TDR d.o.o, thus giving rise to a liability of TDR d.o.o. for the debts incurred by BAT Hrvatska d.o.o, on the basis of the provisions of Croatian civil obligations law. A response to the statement of claim was filed on 30 May 2018. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Pula. Mr Perica filed an appeal against this decision which was rejected by the High Commercial Court of The
Republic of Croatia confirming therewith that the competent court to hear this case is the Municipal Court in Pula. The Municipal Court in Zagreb
decided that the claims by Mr Perica initiated on 22 August 2017 and 30 April 2018 shall be heard as one case in front of the Municipal Court of
Zagreb. After the two hearings were held, the Municipal Court of Zagreb appointed the court financial and auditing appraisal to determine the value of
Mr Perica’s claim, which it determined in the amount of €15,850,579 (£13.8 million). BAT Hrvatska d.o.o, British American Tobacco Investments
(Central and Eastern Europe) Ltd and TDR d.o.o, are able to challenge this valuation as part of the legal proceedings.
Florence Proceedings
77.British American Tobacco Italia SpA has been charged with administrative offences in Florence, Italy in a case against a large number of individual and corporate defendants. This relates to potential allegations of failure to supervise or take appropriate steps to prevent alleged corruption by two (now former) employees. The charges were dismissed at the preliminary hearing, concluded in December 2024, along with the charges against all other defendants. The prosecutor has filed an appeal against the decision relating to British American Tobacco Italia SpA and some of the other defendants.
The appeal has not yet been scheduled.
Patents and Trademark Litigation
78.Certain Group companies are party to a number of patent litigation cases and procedural challenges concerning the validity of patents owned by or licensed to them and/or the alleged infringement of third parties’ patents.
79.On 20 September 2023, Healthier Choices Management Corp. (HCMC) commenced proceedings against RJR Vapor before the U.S. District Court for the Middle District of North Carolina against the Vapour product Vuse Alto alleging infringement of U.S. Patent 9,538,788. On 17 November 2023,
RJR Vapor filed a motion to dismiss the action in its entirety. On 18 September 2024, RJR Vapor filed an inter partes review (IPR) challenging the patentability of the ‘788 patent’ before the U.S. Patent Trial and Appeal Board (PTAB). On 27 November 2024, the court granted RJR Vapor’s motion to stay the litigation pending the PTAB’s institution decision in the IPR. On 12 March 2025, the PTAB instituted an IPR of the ‘788 patent’. A final written decision on the IPR is expected in March 2026.
80.On 28 May 2020, Altria Client Services LLC (Altria) and U.S. Smokeless Tobacco Company LLC commenced proceedings against RJR Vapor before the U.S. District Court for the Middle District of North Carolina against the vapour products Vuse Vibe and Vuse Alto, and the tin used in the Modern
Oral product Velo. Nine patents in total were asserted: two against Vibe, four against Alto and three against Velo. On 5 January 2021, Altria filed an
Amended Complaint adding Modoral Brands Inc. as a defendant with respect to the Velo product claims. A claim construction hearing was held on
28 April 2021, and the court issued its claim construction ruling on 12 May 2021. All asserted patent claims against Vibe and Velo as well as one of the four patents asserted against Alto were dropped prior to trial, leaving three patents asserted against Alto for trial. Trial was held from 29 August 2022 to
7 September 2022. The jury found infringement by all accused products and awarded approximately US$95 million (approximately £70.6 million)
in damages. On 27 January 2023, the court rejected Altria's request to double the jury's awarded royalty rate for post-trial sales and set the royalty rate applicable to post-trial sales to the jury's awarded rate of 5.25%. Altria did not request entry of an injunction and has stipulated it will not enforce the monetary judgment until all appeals are exhausted, including RJR Vapor’s pending motion for relief from judgment. On 10 February 2023, RJR Vapor noticed its appeal to the United States Court of Appeals for the Federal Circuit. On 19 December 2024, the Federal Circuit affirmed the lower court’s judgment. RJR Vapor filed a request for rehearing with the Federal Circuit on 4 February 2025. The request for rehearing was denied on 4 March 2025.
On 7 August 2025, RJR Vapor filed a petition for certiorari with the United States Supreme Court. The Supreme Court issued an order denying the petition for certiorari on 6 October 2025. On 3 July 2024, RJR Vapor moved for relief from judgment and the ongoing royalty order due to RJR
Vapor’s obtaining a sublicense to Altria’s patents on 13 December 2023. The judge denied that motion as to royalties prior to RJR Vapor’s obtaining the sublicense, and RJR Vapor’s appeal of that ruling is currently held in abeyance at the United States Court of Appeals for the Federal Circuit. RJR
Vapor’s motion to vacate ongoing royalties after it obtained the sublicense remains pending, and an evidentiary hearing is likely to be held in H1 2026 in the district court.
Mozambican IP Litigation
81.On 19 April 2017, Sociedade Agrícola de Tabacos, Limitada (SAT) (a BAT Group company in Mozambique) filed a complaint to the National
Inspectorate for Economic Activities (INAE), the government body under the Ministry of Industry and Trade, regarding alleged infringements of its registered trademark (GT) by GS Tobacco SA (GST). INAE subsequently seized the allegedly infringing products (GS cigarettes) and fined and ordered GST to discontinue manufacturing products that could infringe SAT’s intellectual property rights. Following INAE’s decision, in July 2017 and
March 2018, SAT sought damages via the Judicial Court of Nampula, from GST in the amount of MZN46,811,700 (£544,604) as well as a permanent restraint order in connection with the manufacturing and selling of the allegedly infringing products. The Judicial Court of Nampula (Tribunal Judicial de Nampula) granted the order on an interim basis on 7 August 2017. After hearing the parties, on 5 September 2017, the court found that no alleged infringement by GST had occurred and removed the interim restraint order, and rejected the damages claim. This decision was appealed by SAT
(Infringement Appeal). GST filed an application for review against INAE’s initial decision directly to the Minister of Trade and Industry, which reversed the decision of INAE. On 31 December 2018, SAT was notified of GST’s counterclaim against SAT at the Judicial Court of Nampula for damages allegedly sustained as a result of SAT’s complaint to INAE (and INAE’s decision). GST is seeking damages in the amount of approximately
MZN14.5 billion (approximately £168.7 million). On 31 January 2019, SAT filed a formal response to the counterclaim. A preliminary hearing was held on 2 April 2019, when the court heard arguments on the validity of GST’s counterclaim. On 2 September 2019, SAT received notification of an order which provided that (i) SAT’s invalidity arguments had been dismissed by the court; and (ii) the GST counterclaim would proceed to trial. On
9 September 2019, SAT responded to the order by appealing the dismissal of the SAT invalidity arguments (Invalidity Appeal). SAT was notified in
December 2021 that the trial of the counterclaim was to take place on 24 February 2022. SAT subsequently submitted a complaint related to that trial to the court, on the basis that prior to any further step being taken in relation to the trial the process should be submitted to the superior court for analysis, as per the appeals previously submitted in the proceedings. SAT’s complaint has been appreciated favourably and the process was remitted to the High
Court of Appeal for Nampula. The Court of Appeal handed down its judgment in respect of SAT’s Infringement Appeal and SAT’s Invalidity Appeal.
In respect of the Invalidity Appeal, the Court found that the requirements for GST’s counterclaim had not been met, and accordingly found that the counterclaim could not proceed. In respect of the Infringement Appeal, the Court partially upheld the main appeal brought by SAT, finding that there

British American Tobacco p.l.c. Form 20-F 2025
had been a partial reproduction of SAT’s trademarks by GST. Consequently, it ordered GST to abstain from producing and commercialising products using packaging similar to that of SAT. However, as regards SAT’s claim for compensation for damage caused by the conduct of GST the Court found that this loss had not been proven. GST has submitted an appeal on both the main process and counterclaim. The process is now pending before the
Supreme Court.
Malawi Group Action
82.In December 2020, the Company and British American Tobacco (GLP) Limited (GLP) were named as defendants in a claim made in the English High
Court by around 7,500 Malawian tobacco farmers and their family members. The claim also names Imperial Brands plc and five affiliates as defendants. The claimants allege they were subjected to unlawful and exploitative working conditions on tobacco farms from which it is alleged that the defendants indirectly acquire tobacco. They seek unquantified damages (including aggravated and exemplary damages) for the torts of negligence and conversion and unquantified personal and proprietary remedies for restitution of unjust enrichment. They also seek an injunction to restrain the commission of further torts of conversion or negligence by the defendants. In January 2022, the Company and GLP were served with a similar claim by around a further 3,500 claimants. The Company and GLP intend vigorously to defend the claims.
Middle East Litigation
83.In late December 2023, B.A.T. (U.K. and Export) Limited (BAT UKE) received a request for arbitration proceedings from a customer/distributor in the Middle East, seeking damages in the range of US$117.7 million (approximately £87.5 million) to US$119.8 million (approximately £89.1 million). In April 2024, British American Tobacco ME DMCC (BAT ME DMCC) was joined to the arbitration proceedings on request of the claimants. The claimants have since amended the quantum of their claim and now seek damages in the range of US$112.6 million (approximately
£83.7 million) to US$116.9 million (approximately £86.9 million). The final merits hearing will take place in Q1 2026.
Asbestos Litigation
84.As of 31 December 2025, there were four active asbestos personal injury cases served and pending against BATUS Holdings Inc. (Horsfield,
Temperley, Chimento, and McGuigan). During the financial year 2025, BATUS Holdings Inc. was served with five new asbestos personal injury cases
(Colwell, Ward, Temperley, Chimento, and McGuigan), and was voluntarily dismissed from six asbestos personal injury cases (Harshberger, Lowis,
Colwell, Ward, Weber, and Hardaway). The plaintiffs in each of the active cases allege exposure to the defendants’ asbestos and asbestos-containing talcum powder and cosmetics products, and assert claims under state law, including for negligence, breach of warranty, strict liability, conspiracy, fraud and wrongful death. The plaintiffs seek unspecified compensatory and punitive damages. Of the four active cases, Horsfield and Temperley were filed in state court in Florida (Miami-Dade County and Broward County, respectively), Chimento was filed in state court in Louisiana (Orleans Parish), and
McGuigan was filed in state court in Pennsylvania (Philadelphia County Court of Common Pleas). BATUS Holdings Inc. has filed motions to dismiss each of the four active cases for lack of personal jurisdiction, which motions remain pending.
Cigarette Filter Litter Litigation
85.On 21 November 2022, the Mayor and City Council of Baltimore, Maryland, filed a lawsuit in the Circuit Court for Baltimore City naming the
Company and RJRT, as well as PM USA, Altria Group, Liggett Group LLC and a Maryland-based distributor, as defendants. The plaintiff, a municipality, alleges that the defendants manufactured, distributed and sold non-biodegradable cigarette filters with knowledge that consumers would discard used filters on public property owned by the plaintiff, and further alleges that the defendants failed to warn consumers of the alleged environmental impacts of littered filters. The plaintiff asserts causes of action for alleged violation of state and municipal civil and criminal anti-littering and dumping laws, trespass, strict liability and negligent design defect, public nuisance, and strict liability and negligent failure to warn. The plaintiff seeks, among other relief, unspecified damages (including punitive damages) for costs allegedly incurred removing discarded cigarette filters from public property, and for alleged damage to land and natural resources and property value diminution, along with fines under state and municipal laws.
On 3 February 2023, PM USA filed a notice of removal of the litigation to the Federal District Court in Baltimore, Maryland. The plaintiff moved to remand the action back to the Circuit Court for Baltimore City on 20 March 2023. The federal court, following briefing on the motion, issued an order on 19 January 2024 remanding the action back to the Circuit Court for Baltimore City. On 19 March 2024, the Company filed a motion to dismiss the complaint for lack of personal jurisdiction and for failure to state a legal claim. That same date, defendants RJRT, PM USA, Liggett Group LLC, and a
Maryland-based distributor moved to dismiss the complaint for failure to state a legal claim. The Company was voluntarily dismissed from the action without prejudice via a stipulation of dismissal filed on 2 May 2024. Briefing on those defendants’ pending motion to dismiss is completed, oral argument was held on 17 July 2024. On 21 July 2025, the trial court granted the defendants’ motion to dismiss in part, dismissing a number of claims with prejudice, and denied it in part. The Circuit Court dismissed the five criminal counts for various procedural and substantive deficiencies. The
Circuit Court additionally determined that the plaintiff failed to sufficiently allege a continuing trespass under Maryland law and dismissed that claim as well. The Circuit Court allowed the plaintiff’s design defect (strict liability and negligence), public nuisance, and failure to warn (strict liability and negligence) claims to proceed. On 5 August 2025, the defendants filed a joint motion to stay the Baltimore litigation pending the Maryland Supreme
Court’s decision in an appeal in unrelated climate change litigation relating to the scope of Maryland’s common law of public nuisance. The Supreme
Court’s decision is expected in Q1 2026. On 12 September 2025, the Circuit Court denied the defendants’ motion for a stay and ordered (as alternatively requested) a two-year fact and expert discovery schedule. The Group will continue to monitor the Maryland Supreme Court and its pending decision in the unrelated climate change litigation relating to the scope of the state’s public nuisance law and its potential impact on the nuisance claim in the
Baltimore litigation against the Company and RJRT. On 17 November 2025, the state of Maryland filed a motion to intervene in the Circuit Court case, seeking to file a complaint for declaratory relief to adjudicate the parties’ rights and liabilities under the MSA. On 17 December 2025, the Court granted the state’s motion. The defendants will answer the state’s complaint in intervention in due course.
Carbon Neutral Litigation
86.On 28 May 2025, plaintiffs Vanessa Bell, Destiney Murrah and Sean Nugent filed a putative class action lawsuit in federal court in California, naming as defendants RJR Vapor, RJRT, Reynolds American and the Company. The plaintiffs allege that certain Vuse-brand vaporiser devices and consumable products were falsely marketed to consumers as “carbon neutral,” based on the defendants’ allegedly false statements that the production and use of the
Vuse products resulted in no net addition of carbon dioxide to the atmosphere due to reductions of carbon emissions in their production, with remaining emissions offset through the purchase of carbon credits. The plaintiffs assert claims for violation of state consumer protection, unfair competition and false advertising statutes, breach of express and implied warranties, and unjust enrichment, and seek, among other relief, unspecified compensatory, statutory, treble and punitive damages. Plaintiffs filed an amended complaint on 30 September 2025. The Company and Reynolds American moved to dismiss the amended complaint for lack of personal jurisdiction, and RJR Vapor and RJRT moved to dismiss the amended complaint for failure to state a claim on 10 October 2025. The plaintiffs opposed the motions filed by the Company, RJR Vapor and RJRT. Reynolds American was voluntarily dismissed from the action without prejudice on 20 January 2026. A hearing on the dismissal motions was held on 3 February 2026 and the court reserved the decision.
Nahadi Litigation
87.On 29 January 2026, a claim was filed in the U.S. District Court for the Eastern District of Virginia against the Company and British-American Tobacco
Marketing (Singapore) Private Limited (BATMS). The claimants are 196 U.S. nationals and family members who claim unquantified civil damages under the U.S. Anti-Terrorism Act. The substance of the allegations relate to matters previously disclosed in relation to historic business activities in the
Democratic People’s Republic of Korea which resulted in the Company’s April 2023 entry into a three-year deferred prosecution agreement (DPA)
with the DOJ, with BATMS pleading guilty to the same charges, and a civil settlement agreement with OFAC. The Company and BATMS intend to vigorously defend the claim.

British American Tobacco p.l.c. Form 20-F 2025
Fox River
Background to environmental liabilities arising out of contamination of the Fox River:
88.U.S. authorities identified potentially responsible parties (PRPs), including NCR Corporation (now called NCR Voyix Corporation) (NCR), to fund the clean-up of polluted sediments in the Lower Fox River, Wisconsin. Discharges of Polychlorinated Biphenyls (PCBs) from paper mills and other facilities operating close to the river caused the pollution. Industries’ involvement with the environmental liabilities arises out of (i) indemnity arrangements which it became party to due to various transactions that took place from the late-1970s onwards and (ii) subsequent litigation brought by
NCR against Industries and Appvion Inc. (Appvion) (a former Group subsidiary) in relation to those arrangements.
89.Following substantial litigation in the United States regarding the responsibility for the costs of the clean-up operations (estimated to amount to
US$1,346 million (£1,001 million) (including natural resource damages)), and enforcement proceedings brought by the U.S. Government against NCR and Appvion to ensure compliance with regulatory orders made relating to the Fox River clean-up, the District Court of Wisconsin approved two forms of settlement with the U.S. Government known as consent decrees on (i) 23 August 2017, pursuant to which NCR was obliged to perform and fund all of the remaining Fox River remediation work by itself and (ii) on 14 March 2019 that concluded all remaining litigation relating to the Fox River.
90.On 3 October 2022, the United States Environmental Protection Agency issued a Certificate of Completion in respect of remedial action for the Lower
Fox River.
Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River:
91.NCR's position is that, under the terms of a 1998 Confidential Settlement Agreement (CSA) between it, Appvion, and Industries, and a 2005 arbitration award, Industries and Appvion had a joint and several obligation to bear 60% of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other Fox River PRPs’ contribution claims. Industries has not acknowledged any such liability to NCR and has defences to such claims.
92.Until May 2012, Appvion and Windward Prospects Limited (Windward) (another former Group subsidiary which indemnified Industries) paid a 60%
share of the clean-up costs incurred by NCR. Around that time, Appvion refused to continue to pay clean-up costs, and NCR demanded that Industries pay a 60% share of those costs. Industries resisted NCR's demand and commenced indemnification proceedings against Windward and Appvion, which were settled by entering into an agreement between Industries, Windward, Appvion, NCR and BTI 2014 LLC (BTI) (a wholly owned subsidiary of
Industries) in September 2014 (the Funding Agreement). Under the Funding Agreement, the parties agreed, among other things, a framework through which they would together fund the ongoing costs of the Fox River clean-up including an agreement to accept funding by Industries at a level of 50% of
NCR’s share of ongoing clean-up related costs (rather than 60%), subject to the ability of NCR or Industries to litigate at a later stage the extent of
Industries’ liability (if any) in relation to the clean-up costs (including in respect of the 50% paid by Industries to date under the express reservation).
Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.
93.Under the Funding Agreement, BTI was assigned a claim commenced by Windward in the High Court of England & Wales (the High Court) against
Sequana S.A. (Sequana) and the former Windward directors (the Windward Dividend Claims), which related to dividend payments made by Windward to Sequana of around €443 million (approximately £386.8 million) in 2008 and €135 million (£117.9 million) in 2009 (the Dividend Payments).
94.In addition, Industries commenced an action directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the Section 423 Claims). The Section 423
Claims and Windward Claims were heard together.
95.The High Court upheld the Section 423 Claims but dismissed the Windward Dividend Claims.
96.The High Court ordered that Sequana pay to BTI an amount up to the full value of the 2009 Dividend Payment plus interest, equating to around
US$185 million (approximately £137.5 million). Upon the parties’ cross appeals, the Court of Appeal substantially upheld the decision of the High
Court. The subsequent appeal by BTI to the Supreme Court in respect of the Windward Dividend Claims against the former Windward Directors was dismissed on 5 October 2022.
97.On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings, staying execution of the judgment, under which, to date, no payments have been made to Industries.
98.BTI brought claims against Windward’s former auditors and advisers (which claims were also assigned to BTI under the Funding Agreement). BTI commenced a claim against PricewaterhouseCoopers LLP (PwC) in the High Court in respect of its role as Windward’s auditor at the time of the
Dividend Payments. Trial commenced on 4 June 2024. The claims were settled on 21 June 2024, pursuant to the terms set out in a confidential settlement agreement entered into by BTI, PwC and the joint administrators of Windward (who were a nominal party to the proceedings). An agreed stay is presently in place in respect of BTI’s separate assigned claim against Freshfields Bruckhaus Deringer.
99.The sums Industries has paid under the Funding Agreement are subject to the express reservation set out in paragraph 92 above and ongoing adjustment.
Clean-up costs can only be estimated in advance of the work being carried out and certain sums payable are the subject of ongoing U.S. litigation.
Industries is potentially liable for further costs associated with the clean-up. Industries has a provision of £41 million which represents the current best estimate of its further exposure, see note 24.
Kalamazoo
100.Georgia-Pacific, a designated PRP in respect of the Kalamazoo River in Michigan, also pursued NCR in relation to remediation costs caused by PCBs released into that river. On 26 September 2013, the United States District Court, Michigan held that NCR was liable as a PRP on the basis that it had arranged for the disposal of hazardous material for the purposes of the Comprehensive Environmental Response, Compensation and Liability Act
(CERCLA).
101.Following further litigation, on 11 December 2019, NCR announced that it had entered into a consent decree with the U.S. Government and the State of
Michigan (subsequently approved by the court on 2 December 2020), pursuant to which it assumed liability for certain remediation work at the
Kalamazoo River. The payments to be made on the face of the consent decree in respect of such work total approximately US$245 million
(approximately £182.1 million). The consent decree also provides for the payment by NCR of an outstanding judgment against it of approximately
US$20 million (approximately £14.9 million) to Georgia-Pacific.
102.The quantum of the clean-up costs for the Kalamazoo River is presently unclear. It seems likely to exceed the amounts payable on the face of the consent decree.
103.On 10 February 2023, NCR filed a complaint in the United States District Court for the Southern District of New York against Industries, seeking a declaration that Industries must compensate NCR for 60% of costs NCR incurred and incurs relating to the Kalamazoo River site on the asserted basis that the Kalamazoo River constitutes a ‘Future Site’ for the purposes of the CSA. The Funding Agreement described above does not resolve these claims. On 23 June 2023, Industries filed its defence and counterclaims in the proceedings. After a motion by NCR, on 14 September 2024, the court issued a judgment, striking out one of Industries’ eight affirmative defences and dismissing three of Industries’ five counterclaims against NCR’s complaint. The proceedings are ongoing.

British American Tobacco p.l.c. Form 20-F 2025
Other environmental matters
104.Reynolds American and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a PRP with third parties under CERCLA with respect to several superfund sites. Reynolds American and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of Reynolds American or its subsidiaries.
Investigations
105.The Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct, including alleged breaches of sanctions and allegations of corruption at Group companies. Some of these allegations are currently being investigated. The Group cooperates with the authorities, where appropriate.
106.On 25 April 2023, the Group announced that it had reached agreement with DOJ and the United States Department of the Treasury’s Office of Foreign
Assets Controls (OFAC) to resolve previously disclosed investigations into suspicions of sanctions breaches. These concerned business activities relating to the Democratic People’s Republic of Korea between 2007 and 2017. The Company entered into a three-year deferred prosecution agreement
(DPA) with DOJ and a civil settlement agreement with OFAC. DOJ’s charges against the Company—one count of conspiring to commit bank fraud and one count of conspiring to violate sanctions laws—were filed and will later be dismissed if the Company abides by the terms of the DPA. In addition, a BAT subsidiary in Singapore, British-American Tobacco Marketing (Singapore) Private Limited, pleaded guilty to the same charges.
The total amount payable to the U.S. authorities is approximately US$635 million (approximately £472.3 million) plus interest, which has been paid by the Company.
107.Competition Investigations: There are instances where the Group investigates or where Group companies are cooperating with relevant national competition authorities in relation to competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in Belgium and Brazil.
In regards to the previously disclosed consent order entered into with the Nigerian Federal Competition and Consumer Protection Commission
(FCCPC) by British American Tobacco (Holdings) Limited, British American Tobacco (Nigeria) Limited and British American Tobacco Marketing
(Nigeria) Limited in December 2022, the monitors appointed under the order remained in place until Q4 2025.
108.Marketing Activities: In addition, the Group is, and may in the future be, subject to investigations or legal proceedings in relation to, among other things, its marketing, promotion or distribution activities in respect of its products. This includes, but is not limited to, allegations that such activities, whether undertaken through traditional channels, digital platforms, third parties, or distribution applications, do not comply with applicable laws or regulations.
As such, the Group or Group companies, could be subject to liability and costs associated with any damages, fines, or penalties brought in connection with these allegations.
Closed litigation matters
109.The following matters on which the Company reported in the contingent liabilities and financial commitments note 31 to the Company’s 2024 financial statements have been dismissed, concluded or resolved as noted below and shall not be included in future reports:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition
Lowis, Colwell, Weber, Ward, Hardaway and Harshberger	U.S.	BATUS Holdings Inc.	Asbestos Litigation	Voluntary dismissal by plaintiffs
Netherlands Competition Investigation	Netherlands	British American Tobacco Nederland B.V. British American Tobacco International (Holdings) B.V.	Competition	Fine issued against British American Tobacco International (Holdings) B.V.
U.S. Department of Justice Action	U.S.	RJRT	RICO	Posting of corrective communication signage at retail is complete
State Settlement Agreement: Missouri	U.S.	RJRT, SFNTC	State Settlement Agreements- Enforcement and Validity	Arbitration award finding Missouri failed to diligently enforce upheld, resulting in credits to RJRT’s MSA settlement payments
State Settlement Agreement: Mississippi	U.S.	RJRT	State Settlement Agreements- Enforcement and Validity	Settlement
State Settlement Agreement: Delaware	U.S.	RJRT, Reynolds American	State Settlement Agreements- Enforcement and Validity	Settlement
General Litigation Conclusion
110.While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.
111.If adverse judgments are entered against any of the Group’s companies in any case, avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security in amounts which could in some cases equal or exceed the amount of the judgment.
112.At least in the aggregate, and despite the quality of defences available to the Group, it is possible that the Group’s results of operations or cash flows in any particular period could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation, or governmental investigation.
113.Having regard to all these matters, with the exception of the Approved Plans and Fox River (see note 24), the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. In addition, the Group accrues for damages, attorneys' fees and/
or statutory interest, including in respect of certain Engle Progeny cases, certain U.S. individual smoking and health cases and the DOJ medical reimbursement/corrective statement case.
Other contingencies

British American Tobacco p.l.c. Form 20-F 2025
114.JTI Indemnities. By a purchase agreement dated 9 March 1999, amended and restated as at 11 May 1999, referred to as the 1999 Purchase Agreement,
R.J. Reynolds Tobacco Holdings, Inc. (RJR) and RJRT sold their international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and
RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI against: (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJRT’s employee benefit and welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.
115.RJRT has received claims for indemnification from JTI, and several of these have been resolved. Although RJR and RJRT recognise that, under certain circumstances, they may have other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJRT disagree what circumstances described in such claims give rise to any indemnification obligations by RJR and RJRT and the nature and extent of any such obligation.
RJR and RJRT have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date.
116.ITG Indemnity. In the purchase agreement relating to the Divestiture as amended, Reynolds American agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or
Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2025, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, Reynolds American and its affiliates in connection with claims relating to the purchase or use of ‘blu’ brand
e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, Reynolds American and its affiliates in actions filed after 12 June 2025, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015. ITG has tendered a number of actions to Reynolds American under the terms of this indemnity, and Reynolds American has, subject to a reservation of rights, agreed to defend and indemnify ITG pursuant to the terms of the indemnity. Reynolds American has tendered an action to ITG under the terms of this indemnity, and ITG has, subject to a reservation of rights, agreed to defend and indemnify Reynolds American and its affiliates pursuant to the terms of the indemnity.
These claims are substantially similar in nature and extent to claims asserted directly against RJRT in similar actions.
117.Loews Indemnity. In 2008, Loews Corporation (Loews), entered into an agreement with Lorillard Inc., Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the ‘Separation Agreement’. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third-party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’ ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims). Loews is a defendant in three pending product liability actions, each of which is a putative class action.
Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases. Following the closing of the Lorillard merger, RJRT assumed Lorillard’s obligations under the Separation Agreement as was required under the Separation Agreement.
118.SFRTI Indemnity. In connection with the 13 January 2016 sale by Reynolds American of the international rights to the NAS brand name and associated trademarks, along with SFR Tobacco International GmbH (SFRTI) and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV (JTI Holding), each of SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco
B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before
(a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning NAS brand products consumed or intended to be consumed outside of the United States and (d) that the NAS brand product is natural, organic, or additive-free.
119.Indemnification of Distributors and Retailers. RJRT, Lorillard Tobacco, SFNTC, American Snuff Co. and RJR Vapor have entered into agreements to indemnify certain distributors and retailers from liability and related defence costs arising out of the sale or distribution of their products. Additionally,
SFNTC has entered into an agreement to indemnify a supplier from liability and related defence costs arising out of the sale or use of SFNTC’s products. The cost has been, and is expected to be, insignificant. RJRT, SFNTC, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.
120.Except as otherwise noted above, Reynolds American is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.
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
The following matters are in or may proceed to litigation:
Corporate taxes
Brazil
Profits of overseas subsidiaries. The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of
BRL1,645 million (£223 million) to cover tax, interest and penalties.
Souza Cruz appealed all reassessments. The Administrative Court stage has concluded and all judgments have been appealed to the Judicial Courts.
Regarding the first assessments (2004-2006), Souza Cruz’s appeals were rejected by the ultimate Administrative Court after which Souza Cruz filed two lawsuits with the Judicial Court to appeal the reassessments. The judgment in respect of the reassessment of corporate income tax and social contribution have been decided in favour of Souza Cruz by the first level of the Judicial Court. These cases are awaiting trial on the second level of the Judicial Court. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015, a further reassessment for the same period (2007 and 2008) was raised after the five-year statute of limitation which has been appealed against. Regarding the 2007–2008 period, Souza Cruz is still awaiting a decision from the first level of the Judicial Court. Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in
2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the

British American Tobacco p.l.c. Form 20-F 2025
calendar years 2011 and 2012 which have also been appealed. In April 2025 a favourable decision was received for the 2009–2012 cases in the first level of the Judicial Court, with the Brazilian Tax Authorities’ appeal currently pending.
Rio de Janeiro VAT Incentives. The Brazilian Federal Tax authority has challenged the treatment of Rio de Janeiro VAT incentives. In October 2021, in respect of the 2016-2021 calendar years, the authorities' position was upheld at the lower Judicial Court. Souza Cruz has appealed in full against the
Judgment. In June 2024, the Brazilian tax authorities initiated a tax audit specifically focused on the exclusion of the VAT incentives from corporate income tax. Consideration of the defence strategy led management to file a petition to withdraw its judicial claims in order to be able to defend the company’s position in the administrative courts. The Brazilian Federal Tax authority filed an appeal challenging the withdrawal of the judicial claim. The Brazil Tax
Authorities' appeal was unsuccessful and they have confirmed that they do not intend to appeal further. This has resulted in a reversal of the benefit recognised for the company’s claim for the period 2016-2019 of BRL327 million (£44 million) and a provision for potential exposure to tax, interest and penalties of BRL1,047 million (£142 million) for the 2020-2023 period, reflecting the tax assessment received and a binding Supreme Court decision which reduces the value of these incentives by 10% (as described in note 6(k)).
Indonesia
Indonesia’s Directorate General of Taxes has filed assessments against Bentoel group companies mainly relating to domestic and other intra-group transactions during the years 2016-2021. Objection letters have been filed with the Tax Office and these assessments are being challenged at various levels in court. During 2025 a number of these disputes were resolved, and other cases have moved from lower courts to the Supreme Court. Provisions totalling
IDR1,632 billion (£73 million) have been made in respect of claims totalling IDR6,054 billion (£270 million) including interest and penalties.
Netherlands
The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an aggregate net potential liability across these periods of £1,082 million covering tax, interest and penalties. The Group appealed against the assessments in full.
In relation to the periods from 2003-2007 (with an aggregate potential net liability of £6 million), the Amsterdam Court of Appeal issued judgments on 8
October 2024. The appeal against the assessments was upheld, with the court finding for the Group. The Dutch tax authority have appealed to the Supreme
Court. In June 2025, the Advocate General of the Supreme Court upheld the judgment of the Court of Appeal and the appeal is now with the Supreme Court to decide whether to follow the Advocate General.
In relation to the periods from 2008-2016 (with an aggregate potential net liability of £1,076 million), the District Court of North Holland issued judgments on 17 October 2022 and 15 December 2023, resulting in findings against the Group on a number of issues. On the issue of mark to market losses on external bonds of British American Tobacco Holdings (The Netherlands) B.V., the appeal against the assessments was upheld in full, with the court finding for the
Group. In relation to other intra-group transactions, including the termination of licence rights, the court found against the Group and upheld a fine of
£92 million for the filing of an intentionally incorrect tax return. The appeals against these judgments were heard in the Amsterdam Court of Appeal in 2024.
On 11 September 2025, the Court of Appeal issued its judgment, rescinding the £92 million fine and reducing the adjustments relating to the termination of licence rights. The Court of Appeal largely upheld the District Court’s findings on the other intra-group transactions. Both the Group and the Dutch Tax
Authorities have issued pro-forma appeals to the Supreme Court.
Having considered the judgment and the Dutch judicial and international proceedings available to it, the Group recognised a further adjusting charge of
£171 million in 2025, with a total provision of £326 million recognised at 31 December 2025.
The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary.
Indirect and other taxes
Bangladesh
In January 2019, a competitor filed a writ petition against the government and the National Board of Revenue (NBR) by which it initially challenged the failure of Government to implement the closing budget speech of the Honourable Finance Minister dated 27 June 2018 and reserving low segment for local brands. Thereafter, the competitor instead challenged the exclusion of protection given to local brands of cigarette manufactured by local manufacturers and sought a direction to continue the protection so granted to the local manufacturers of cigarettes in pursuance of a 2017 Special Order. The competitor further challenged the legality of a 2018 Special Order of the NBR through which the said protection was revoked. British American Tobacco Bangladesh Company
Limited (BAT Bangladesh) was initially not a party to the writ petition, subsequently it became a party through an addition of party application. Upon hearing on multiple occasions, the High Court passed judgment in the matter on 21 September 2020. BAT Bangladesh filed an appeal against the High Court order and obtained a stay on 4 October 2020. By holding the prospective portion of the 2018 Special Order legal, the Court did not allow the discriminatory regime to continue. However, by holding illegal the retrospective portion of the 2018 Special Order, the Court revived the discriminatory regime for only one year, that is from 1 June 2017 to 6 June 2018 and held that any shortfall of revenue under the 2017 Special Order may be recovered from any party or manufacturer during the period of 1 June 2017 to 6 June 2018. Subsequently, the Large Taxpayers’ Unit (LTU) VAT issued a show cause notice dated 24
September 2020 following the High Court judgment claiming unpaid VAT & Supplementary Duty (SD) of BDT24,371 million (£148 million) from 1 June
2017 to 6 June 2018. BAT Bangladesh appealed against the High Court judgment before the Appellate Division and obtained an order of stay. Since the High
Court judgment is stayed, the LTU proceeding shall also be deemed to have been stayed.
In addition, BAT Bangladesh has received a memo from the NBR claiming BDT20,540 million (£125 million). This claim is related to VAT and SD allegedly owed by BAT Bangladesh due to the production of an extra 18 billion cigarettes. The allegation is based on an undisclosed purchase of local leaf, which is apparently inferred from a discrepancy found in BAT Bangladesh's 2016 Annual Report and VAT-1 records. NBR has reopened the matter and sent a memo to LTU cancelling the earlier order of the LTU Commissioner which was in favour of BAT Bangladesh and directing LTU to make the demand to
BAT Bangladesh claiming the above-mentioned VAT and SD. Subsequently, BAT Bangladesh has received an official demand for payment related to this claim from LTU. BAT Bangladesh has challenged the memo of NBR and obtained a Rule in this regard. It has also challenged the demand letter of LTU and prayed for issuance of a supplementary rule and stayed the demand letter. The matter is currently pending before the High Court.
BAT Bangladesh has also received show cause notices from the NBR alleging that the company has avoided excise payment amounting to
BDT3,794 million (£23 million) during 2020 to 2024. The notices claimed that the excise avoidance occurred due to the supply of cigarettes stored in BAT
Bangladesh’s warehouse to its distributors at increased prices. BAT Bangladesh formally responded to the show cause notices, asserting that it has always acted within the law and hence the basis of the allegation and claim is unfounded. A hearing took place regarding the first show cause notice for
BDT1,687 million (£10 million) on 13 November 2024 following which the NBR has issued a demand for the £10 million. Subsequently, on 13 January
2025, BAT Bangladesh filed a writ in the High Court, challenging the demand on point of law. BAT Bangladesh has appealed the tax demand before the
NBR Appellate Tribunal and deposited 10% of the amount. At the hearing on 22 July 2025, BAT Bangladesh plans to request an adjournment, as a related application is pending before the Supreme Court to remove a remark made by the High Court suggesting BAT Bangladesh had an “ulterior motive.” BAT
Bangladesh believes this remark is unfair and could affect the outcome of the Tribunal hearing. The remaining show cause notices are currently pending hearing. The NBR Appellate Tribunal hearing concluded during 2025 and the pronouncement of order is expected following a subsequent court hearing in
June 2026.
In another matter, VAT rebate claims of BAT Bangladesh for the period July 2022 and October 2023 were denied and an assessment of BDT5,137 million
(£31 million) was received. There are four disputes concerning this same matter, which is the availability of evidence to show the disposal of production materials on which VAT input tax has been incurred into the finished products. The disputes are currently subject to an administrative appeal. The High

British American Tobacco p.l.c. Form 20-F 2025
Court directed the disputes back to the Tax Tribunal to hear all four appeals together. The Tax Tribunal heard the cases on 4 December 2025, and again on
25 January 2026. The verdict is outstanding and expected sometime in Q1 2026. If the verdict is unfavourable, BATB will appeal to the High Court.
Finally, in October 2025, the NBR issued show cause notices to BAT Bangladesh wherein the NBR asserted that local raw tobacco leaf purchases in the
2022 to 2023 financial years were subject to VAT. A hearing between BAT Bangladesh and the NBR was held in November 2025, and the NBR issued a demand notice for BDT2,515 million (£15 million) on 7 January 2026. The matter is now in litigation, and BAT is expected to make an appeal at the
Appellate Tribunal of the NBR before the 7 April 2026 deadline. The same challenge has previously been brought by the NBR in respect of the 2010 to 2015 financial years (demand for BDT1,572 million (£10 million)), and Alternate Dispute Resolution resulted in a full withdrawal of the NBR’s claim. Similarly, the same challenge was brought in respect of the 2015 to 2018 financial years (BDT1,235 million (£8 million)), and the High Court granted a stay order on the NBR’s demand which is still in place. Show cause notices have been received in respect of the same matter covering the 2021 and 2024 financial years
(BDT953 million (£6 million) and BDT1,917 million (£12 million), respectively), with no final demand received yet.
Brazil
Court proceedings are underway related to an assessment of VAT arising from the allocation of sales tax between different states. The amount involved is
BRL142 million (£19 million). The assessment was issued by the São Paulo state authorities on the grounds that, in the period up to 2018, BAT treated local operations as interstate ones to reduce the VAT paid in São Paulo.
This assessment was appealed to the courts of first and second instance. In both cases, the decisions were unfavourable. In 2023, BAT filed an appeal to the
Superior Court which is awaiting a court hearing.
South Korea
In 2016, the Board of Audit and Inspection of Korea (BAI) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional national excise, local excise, VAT taxes and penalties. This resulted in the recognition of a KRW80.7 billion (£42 million) charge by Group subsidiaries, Rothmans Far East B.V. Korea Branch Office and BAT Korea Manufacturing Ltd. Management deems the tax to be unfounded and has appealed to the tax tribunal against the assessment. On grounds of materiality and the likelihood of the tax being reversed in future, the Group classified the tax and penalties charge as an adjusting item in 2016. All amounts have been paid and expensed in the both the Group and local financial statements.
For the VAT portion of the assessments of KRW6.7 billion (£3 million), the trial court ruled in favour of Rothmans Far East B.V. Korea Branch Office in
2019. The Korean government appealed the ruling immediately thereafter but the appellate court affirmed the ruling of the trial court. The decision was finally affirmed by the Supreme Court in 2021 and Rothmans Far East B.V. Korea Branch Office duly received the amount litigated (VAT portion) including statutory interests shortly thereafter in 2021.
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

	2025 £m	2024 £m
Service contracts
Within one year	72	63
Between one and five years	18	30
	90	93
Financial commitments arising from short-term leases and leases of low-value assets that are not capitalised under IFRS 16 Leases are £7 million (2024:
£10 million) for property and £1 million (2024: £2 million) for plant, equipment and other assets.
32 Interests in subsidiaries
Subsidiaries with material non-controlling interests:
Non-controlling interests principally arise from the Group’s listed investments in Bangladesh, the Caribbean, Malaysia, Sri Lanka, Kenya and Vietnam. As a
result of the acquisition of Reynolds in 2017, the non-controlling interests are not material to the Group individually, or in aggregate. In 2025 and 2024, non-
controlling interests represented less than 5% of the Group’s profit for the year*. In 2025, 2024 and 2023, non-controlling interests represented less than 1%
of the Group’s equity for the year.
Note:
*Due to the loss for the year in 2023, the 2023 calculation was not meaningful.
Subsidiaries subject to restrictions:
In prior years, as a result of the Group’s Canadian subsidiaries, Imperial Tobacco Canada and Imperial Tobacco Company Limited (together, ITCAN), entering CCAA protection, the assets of ITCAN were subject to restrictions. Under the terms of CCAA, the court appointed FTI Consulting Canada Inc. to act as a monitor. This monitor had no operational role and was not involved in the management of the business. As ITCAN continued to meet the requirements of IFRS 10 Consolidated Financial Statements, the Group continued to consolidate the results of ITCAN. While the Group continued to control the operations of its Canadian subsidiary, there were restrictions over the ability to access or use certain assets including the ability to remit dividends.
As a result of the Approved Plans in Canada being implemented (refer to note 24), ITCAN is no longer under CCAA protection. However, certain obligations and restrictions still apply to ITCAN as part of the Approved Plans, including a requirement that repatriation of funds to shareholders is permitted only after the annual payment is made to the Global Settlement Trust Account, provided there are no disputed amounts.
The table below summarises the assets and liabilities of ITCAN:

British American Tobacco p.l.c. Form 20-F 2025

Summarised financial information	2025 £m	2024 £m
Non-current assets	3,033	3,946
Current assets	818	2,904
Non-current liabilities	(2,853)	(3,814)
Current liabilities	(296)	(2,811)
	702	225
Included in non-current assets for 2025 is goodwill of £2.0 billion (2024: £2.2 billion) subject to impairment reviews (note 12) and deferred tax assets of £1.0 billion (2024: £1.7 billion). Included in non-current liabilities is the Approved Plans provision of £2,794 million (2024: £3,747 million) which is explained in note 24. Included in current liabilities are trade and other payables of £277 million (2024: £341 million), which include an amount of £85 million related to the
Approved Plans in Canada (see note 25) as well as amounts payable in respect of duties and excise and accrued charges. In 2024, the Approved Plans upfront payment provision of £2,456 million was also included in current liabilities. This was paid in the second half of 2025. A breakdown of current assets has been provided below.

	2025 £m	2024 £m
Cash and cash equivalents*	340	2,249
Inventory	40	120
Investments held at fair value	—	437
Income tax receivable	412	17
Other	26	81
	818	2,904
Note:
*Cash and cash equivalents above include £268 million (2024: £2,072 million) of restricted cash and cash equivalents (refer to note 21). The Group defines restricted cash and cash equivalents as where there are significant restrictions on its ability to access or use the assets and settle the liabilities of the Group, but excludes cash and cash equivalents where there are also outstanding local currency borrowings or where there is an outstanding excise liability. In addition, dividends payable would also be excluded from restricted cash and cash equivalents if the dividend has been approved by the necessary regulatory channels.
33 Sustainability costs

	Notes	2025 £m	2024 £m	2023 £m
Sustainability expenditures
Recycling/waste costs		49	66	27
Renewable energy attribute certificates		2	2	2
Severe weather events and other natural conditions		—	10	9
Sustainability costs – expenses to the income statement*		51	78	38

Sustainability capital expenditures		8	30	34
Sustainability costs – capital expenditures	13(a)	8	30	34
Recycling/waste costs
The Group incurs recycling costs in relation to its Take-Back schemes as well as waste collection costs mandated by Extended Producer Responsibility
(EPR) schemes and similar schemes. EPR schemes are where the producer’s responsibility for a product is extended to the post-consumer stage of a product’s life cycle. In 2025, these costs amount to £49 million (2024: £66 million).
Renewable energy attribute certificates
The Group purchases renewable energy and associated renewable energy attribute certificates. The costs of these certificates are £2 million (2024: £2 million). Most of the certificates are purchased at the same time as the electricity and therefore the costs are booked as an expense to the income statement.
Severe weather events and other natural conditions
In 2024, a severe weather event damaged machinery equipment. The impact of the impairment and repair costs in relation to these machines was £11 million.
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
34 Post balance sheet events
In January 2026, two Group subsidiaries (Reynolds American Inc. and R.J. Reynolds Tobacco Company (RJRT)) entered into a settlement agreement related to historical litigation with ITG Brands, LLC (ITG). The dispute was with respect to the liability arising under the Florida State Settlement Agreement, specifically regarding the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in 2015.
In settlement of the dispute, ITG paid RJRT a lump sum of US$200 million (£148.7 million) on 30 January 2026. Additionally, ITG will also reimburse
RJRT the following amounts by the following dates:
–15 October 2026: US$75.0 million (£55.8 million);
–15 October 2027: US$77.9 million (£57.9 million); and
–15 October 2028: US$80.8 million (£60.1 million).

British American Tobacco p.l.c. Form 20-F 2025
Each payment is fully contingent upon RJRT accruing an overall MSA/Previously Settled States Settlement Agreements (PSSSA) liability in excess of the specified amount in the relevant calendar year.
The initial payment of US$200 million (£148.7 million) will be treated as an adjusting item in 2026, with the subsequent payments treated as a contingent asset until RJRT accrues an overall MSA/PSSSA liability requiring the relevant amounts to be paid. ITG is also required to reimburse RJRT for future payments RJRT makes to Florida based on sales of the Acquired Brands. Refer to note 31 for further information on the historical litigation with ITG.

British American Tobacco p.l.c. Form 20-F 2025
Item 19 - Exhibits
The following documents are filed in the SEC EDGAR system, as part of this Form 20-F, and can be viewed on the SEC’s website, www.sec.gov:

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

2.5	Supplemental Indenture No. 2, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[6]
2.6	Supplemental Indenture No. 3, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[7]
2.7	Supplemental Indenture No. 4, dated as of 6 September 2019, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[8]
2.8	Supplemental Indenture No. 5, dated as of 2 April 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[9]
2.9	Supplemental Indenture No. 6, dated as of 2 April 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[10]
2.10	Supplemental Indenture No. 7, dated as of 2 April 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[11]
2.11	Supplemental Indenture No. 8, dated as of 25 September 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[12]
2.12	Supplemental Indenture No. 9, dated as of 25 September 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[13]
2.13	Supplemental Indenture No. 10, dated as of 25 September 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[14]
2.14	Supplemental Indenture No. 11, dated as of 25 September 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[15]
2.15	Supplemental Indenture No. 12, dated as of 16 March 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[16]
2.16	Supplemental Indenture No. 13, dated as of 16 March 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[17]
2.17	Supplemental Indenture No. 14, dated as of 24 March 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[18]
2.18	Supplemental Indenture No. 15, dated as of 19 October 2022, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[19]
2.19	Supplemental Indenture No. 16, dated as of 2 August 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[20]
2.20	Supplemental Indenture No. 17, dated as of 2 August 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[21]
2.21	Supplemental Indenture No. 18, dated as of 2 August 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[22]
2.22	Supplemental Indenture No. 19, dated as of 2 August 2023, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[23]
2.23	Supplemental Indenture No. 20, dated as of 20 February 2024, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[24]
2.24	Supplemental Indenture No. 21, dated as of 20 February 2024, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[25]
2.25	Supplemental Indenture No. 22, dated as of 13 March 2025, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[26]
2.26	Supplemental Indenture No. 23, dated as of 13 March 2025, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[27]
2.27	Supplemental Indenture No. 24, dated as of 13 March 2025, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[28]
2.28	Supplemental Indenture No. 25, dated as of 22 September 2025, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.[29]

British American Tobacco p.l.c. Form 20-F 2025

Exhibit Number	Description
2.29
Indenture, dated as of 25 September 2020, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as trustee, authentication agent, transfer agent, registrar, calculation agent and initial paying agent.[30]

2.30	Supplemental Indenture No. 1, dated as of 25 September 2020, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.[31]
2.31	Supplemental Indenture No. 2, dated as of 16 March 2022, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.[32]
2.32	Supplemental Indenture No. 3, dated as of 2 August 2023, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto and Citibank, N.A., as Trustee.[33]
2.33
Thirty-fourth Supplemental Trust Deed, dated 17 March 2022, by and among B.A.T. International Finance p.l.c., B.A.T Capital Corporation,
B.A.T. Netherlands Finance B.V., British American Tobacco p.l.c. and the Law Debenture Trust Corporation p.l.c., further modifying the Trust
Deed, dated as of 6 July 1998 (as previously modified and restated) relating to the US$3,000,000,000 (now £25,000,000,000) Euro Medium
Term Note Programme.[34]

2.34	Description of Securities registered under Section 12 of the Exchange Act.
4.1	Rules of the British American Tobacco 2007 Long-Term Incentive Plan.[35]
4.2	Rules of the British American Tobacco 2016 Long-Term Incentive Plan (Amended and Restated as of 20 March 2023).[36]
4.3	British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.[37]
4.4	Annex to British American Tobacco p.l.c. Deferred Annual Share Bonus Scheme.[38]
4.5	British American Tobacco p.l.c. 2019 Deferred Annual Share Bonus Scheme (Amended and Restated as of 20 March 2023).[39]
4.6	Rules of the British American Tobacco Restricted Share Plan (Amended and Restated as of 20 March 2023).[40]
4.7	Deferred Compensation Plan for Directors of Reynolds American Inc. (Amended and Restated Effective 30 November 2007).[41]
4.8	Rules of the British American Tobacco Performance Share Plan.[42]
4.9	Service Contract between British American Tobacco p.l.c. and Tadeu Marroco, dated as of 14 May 2023.[43]
4.10	Master Settlement Agreement, referred to as the MSA, dated 23 November 1998, between the Settling States named in the MSA and the Participating Manufacturers also named therein.[44]
4.11	Settlement Agreement dated 25 August 1997, between the State of Florida and settling defendants in The State of Florida v. American Tobacco Co.[45]
4.12	Comprehensive Settlement Agreement and Release dated 16 January 1998, between the State of Texas and settling defendants in The State of Texas v. American Tobacco Co.[46]
4.13
Settlement Agreement and Release in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue
Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998.[47]

4.14
Settlement Agreement and Stipulation for Entry of Consent Judgment in re: The State of Minnesota v. Philip Morris, Inc., by and among the State of Minnesota, Blue Cross and Blue Shield of Minnesota and the various tobacco company defendants named therein, dated as of 8 May 1998.[48]

4.15	Form of Consent Judgment by Judge Kenneth J. Fitzpatrick, Judge of District Court in re: The State of Minnesota v. Philip Morris, Inc.[49]
4.16
Stipulation of Amendment to Settlement Agreement and for Entry of Agreed Order dated 2 July 1998, by and among the Mississippi Defendants,
Mississippi and the Mississippi Counsel in connection with the Mississippi Action.[50]

4.17
Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 24 July 1998, by and among the Texas Defendants,
Texas and the Texas Counsel in connection with the Texas Action.[51]

4.18	Stipulation of Amendment to Settlement Agreement and for Entry of Consent Decree dated 11 September 1998, by and among the State of Florida and the tobacco companies named therein.[52]
4.19
Term Sheet agreed to by R. J. Reynolds Tobacco Company, an indirect subsidiary of Reynolds American Inc., certain other Participating
Manufacturers, 17 states, the District of Columbia and Puerto Rico.[53]

4.20*
Revolving credit facilities agreement, dated 6 November 2025, among British American Tobacco p.l.c., B.A.T. International Finance p.l.c.,
B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation, as borrowers, British American Tobacco p.l.c., as guarantor, HSBC Bank plc, as agent and euro swingline agent, HSBC Bank USA, National Association, as US$ swingline agent, and certain banks and financial institutions, as banks.

4.21**	Settlement Agreement dated February 1, 2024 between Nicoventures Trading Limited and Philip Morris Products S.A.[54]
4.22*	Fourth Amended and Restated Court-Appointed Mediator’s and Monitor’s CCAA Plan of Compromise and Arrangement as amended on 27 August 2025.
8	List of Subsidiaries.
11.1	Code of Ethics.[55]
11.2	British American Tobacco Code for Share Dealing.[56]
12	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.[57]
15	Consent of KPMG LLP, independent registered public accounting firm.
17	Guarantor Subsidiaries of the Registrant (included as part of Exhibit 2.34).
97	BAT Group Malus and Clawback Policy for Senior Executives.[58]
101	Interactive Data Files (formatted in XBRL and furnished electronically).
Notes:
1.Incorporated by reference to Exhibit 99.1 to British American Tobacco p.l.c.’s Form 6-K filed on 19 April 2023.
2.Incorporated by reference to Exhibit 4.1 to BAT’s Registration Statement on Form S-8 (Reg. No. 333-237186) filed on 16 March 2020.

British American Tobacco p.l.c. Form 20-F 2025
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
22.Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.'s Form 6-K filed on 2 August 2023.
23.Incorporated by reference to Exhibit 4.4 to British American Tobacco p.l.c.'s Form 6-K filed on 2 August 2023.
24.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.'s Form 6-K filed on 20 February 2024.
25.Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.'s Form 6-K filed on 20 February 2024.
26.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.'s Form 6-K filed on 13 March 2025.
27.Incorporated by reference to Exhibit 4.2 to British American Tobacco p.l.c.'s Form 6-K filed on 13 March 2025.
28.Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.'s Form 6-K filed on 13 March 2025.
29.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.'s Form 6-K filed on 22 September 2025.
30.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.
31.Incorporated by reference to Exhibit 4.6 to British American Tobacco p.l.c.’s Form 6-K filed on 25 September 2020.
32.Incorporated by reference to Exhibit 4.3 to British American Tobacco p.l.c.’s Form 6-K filed on 16 March 2022.
33.Incorporated by reference to Exhibit 4.5 to British American Tobacco p.l.c.’s Form 6-K filed on 2 August 2023.
34.Incorporated by reference to Exhibit 4.1 to British American Tobacco p.l.c.’s Registration Statement on Form F-3 (Reg. No. 333-265958) filed on 1 July 2022.
35.Incorporated by reference to Exhibit 10.6 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.
36.Incorporated by reference to Exhibit 4.2 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
37.Incorporated by reference to Exhibit 10.8 to BAT’s Registration Statement on Form F-4 (Reg. No. 333-217939) filed on 12 May 2017.
38.Incorporated by reference to Exhibit 4.6 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2018 filed on 15 March 2019.
39.Incorporated by reference to Exhibit 4.5 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
40.Incorporated by reference to Exhibit 4.6 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
41.Incorporated by reference to Exhibit 10.43 to Reynolds American Inc.’s Annual Report on Form 10-K for the fiscal year ended 31 December 2007 filed on 27 February 2008.
42.Incorporated by reference to Exhibit 4.4 to BAT’s Registration Statement on Form S-8 (Reg. No. 333-289164) filed on 1 August 2025.
43.Incorporated by reference to Exhibit 4.8 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
44.Incorporated by reference to Exhibit 4 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 24 November 1998.
45.Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 5 September 1997.
46.Incorporated by reference to Exhibit 2 to R.J. Reynolds Tobacco Holdings, Inc.’s Form 8-K dated 27 January 1998.
47.Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.
48.Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.
49.Incorporated by reference to Exhibit 99.3 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 March 1998 filed on 15 May 1998.
50.Incorporated by reference to Exhibit 99.2 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.
51.Incorporated by reference to Exhibit 99.4 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 June 1998 filed on 14 August 1998.
52.Incorporated by reference to Exhibit 99.1 to R.J. Reynolds Tobacco Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended 30 September 1998 filed on 12 November 1998.
53.Incorporated by reference to Exhibit 10.1 to Reynolds American Inc.’s Form 8-K dated 18 March 2013.
54.Incorporated by reference to Exhibit 99.1 to British American Tobacco p.l.c.’s Form 6-K filed on 8 February 2024.
55.Incorporated by reference to Exhibit 11 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2021 filed on 8 March 2022.
56.Incorporated by reference to Exhibit 11.2 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2024 filed on 14 February 2025.
57.These certifications are furnished only and are not filed as part of BAT’s Form 20-F for the year ended 31 December 2025.
58.Incorporated by reference to Exhibit 97 to BAT’s Annual Report on Form 20-F for the year ended 31 December 2023 filed on 9 February 2024.
Certain instruments which define the rights of holders of long-term debt issued by BAT and its subsidiaries are not being filed because the total amount of securities authorised under each such instrument does not exceed 10% of the total consolidated assets of BAT and its subsidiaries. BAT agrees to furnish copies of any or all such instruments to the SEC on request.
* Schedules to the exhibit have been omitted. BAT agrees to furnish any omitted schedules to the SEC upon request.
** Portions of the exhibit have been omitted because they are both (i) not material and (ii) of the type of information that the Company treats as private or confidential.

British American Tobacco p.l.c. Form 20-F 2025
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
By: /s/ Caroline Ferland
Name: Caroline Ferland
Title: Company Secretary